Form 20-F
period 2009-12-31
Pampa Energy Inc.
filed 2010-06-30
CIK 1469395

`

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR

City of Buenos Aires

Argentina

(Address of principal executive offices)

Romina Benvenuti

Ortiz de Ocampo 3302, Building #4

C1425DSR

City of Buenos Aires

Argentina

+ 54 11 4809 9500

+ 54 11 4809 9555

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock American Depositary Shares, each representing 25 shares of common stock, par value Ps. 1.00 per share	New York Stock Exchange, Inc.* New York Stock Exchange, Inc.
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2009 was:

1,526,194,242 shares of common stock, par value Ps. 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

i

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007.  The audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, whose report is included in this annual report.

Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP) and the regulations of the Comisión Nacional de Valores (National Securities Commission, or CNV), which differ in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP).  Note 19 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007.

Change in fiscal year

In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year.  As a result a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

Recent acquisitions

We acquired our principal generation, transmission and distribution assets during 2006 and 2007.  Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions.  Consequently, our results of operations are not necessarily comparable between the periods presented, and are not likely to be indicative of our results of operations in future periods.

Our recent significant acquisitions include Electricidad Argentina S.A. (EASA) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (Edenor), Corporación Independiente de Energía S.A. (CIESA) in August 2007, which owns our subsidiary Central Piedra Buena S.A. (Piedra Buena) generation facilities, Inversora Nihuiles S.A. (Nihuiles) and Inversora Diamante S.A. (Diamante) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (HINISA) and Hidroeléctrica Diamante (HIDISA), and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener).

Proportionate consolidation of certain subsidiaries

In accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of the Councils in Economic Science, or FACPCE), we have consolidated our financial statements line by line on a proportional basis with the companies over which we exercise joint control.  In the consolidation of companies over which we exercise joint control, the amount of our investment in these companies and our interest in their net income (loss) are replaced by our proportional interest in the subsidiaries’ assets, liabilities and income (loss) and cash flows.  In addition, receivables, payables and transactions between the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in these companies.  As of December 31, 2008, we owned a co-controlling interest in Citelec and in Inversora Ingentis S.A. (Inversora Ingentis).  As of December 31, 2009, we maintained our co-controlling interest in Citelec, whereas we have fully consolidated Inversora Ingentis, as we acquired all of the remaining shares of Inversora Ingentis in January 2009.

Under U.S. GAAP, we would be required to account for Citelec under the equity method, which means that, after eliminating intercompany transactions, we would generally present our share of the net income of this company on a single line of our income statement and our share of the shareholders’ equity of this company on a single line of our balance sheet.  Although this difference in presentation would not affect our net income or shareholders’ equity, we would present lower revenues, operating income and cash flows if we accounted for this company under the equity method.  Under U.S. GAAP, we would be required to consolidate Inversora Ingentis in 2008, which means that, after eliminating intercompany transactions, we would recognize in full its assets and liabilities, revenues and expenses with a counterpart in a minority interest line.  Although this difference in presentation would not affect our net income or shareholders’ equity, we would present higher revenues, operating income and cash flows if we consolidate this company.  See Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Accounting for inflation

In 2002, Argentina experienced a high rate of inflation and the wholesale price index increased approximately 118%.  Before February 28, 2003, in accordance with Executive Decree No. 1269/2002 and Resolution No. 415/2002 of the CNV, we prepared our financial statements in conformity with the disclosure and valuation accounting principles of the FACPCE, which include a requirement to provide a restatement to constant Pesos as set forth in Technical Resolution No. 6.  On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003.  As a result, we are not required to restate and have not restated our financial statements for inflation.  Therefore, our results of operations and financial condition may not be directly comparable from period to period.  See Note 2 to our consolidated financial statements, included elsewhere in this annual report.

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into U.S. Dollars using for the information provided as of December 31, 2009, the exchange rate reported by the Banco de la Nación Argentina, or Banco Nación, as of December 31, 2009 of U.S. $1.00 = Ps.3.80, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information—Exchange Rates and Controls.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.  Key Information—Risk Factors,” “Item 4.  Information on the Company—Our Business” and “Item 5.  Operating and Financial Review and Prospects.”  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the Securities Act) and the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act).

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•         our ability to arrange financing and implement our expansion plans;

•         the outcome and timing of the tariff renegotiation process of our transmission and distribution businesses (including the integral tariff revision process our subsidiary Edenor is currently undertaking with the Argentine government) and uncertainties relating to future government approvals to increase or adjust such tariffs;

•         changes in the laws and regulations applicable to the energy and electricity sectors in Argentina;

•         government interventions, resulting in changes in the economy, taxes, tariffs or regulatory framework;

•         general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

•         competition in the electricity, public utility services and related industries;

•         deterioration in regional and national business and economic conditions in Argentina; and

•         other risks factors discussed under “Item 3.  Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above.

PART I

Item 1.           Not Applicable

Item 2.           Not Applicable

Item 3.           Key Information

SELECTED FINANCIAL DATA

This annual report contains our audited financial statements as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007.  See “Presentation of Information—Financial Information.”  You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this annual report.

The financial data as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report.

The financial data as of December 31, 2007 and 2006 and June 30, 2006 and 2005, and for the six-month transition period ended December 31, 2006, and the fiscal years ended June 30, 2006 and 2005 have been derived from our audited consolidated financial statements that have not been included in this annual report.  These audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

Our audited consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP.  Note 19 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007.

In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year.  As a result, as noted above, we present a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

We acquired our principal generation, transmission and distribution assets during 2006 and 2007.  Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions.  Consequently, our results of operations are not necessarily comparable between the periods presented, and are not likely to be indicative of our results of operations in future periods.  See “Presentation of Information—Financial Information—Recent acquisitions.”

	As of December 31,					As of June 30,

	2009	2009	2008	2007	2006	2006	2005
	(U.S. Dollars)(1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
	(in thousands, except per share and ADS amounts)
BALANCE SHEET DATA
Argentine GAAP:
Current assets:
Cash and banks	U.S.$ 41,810	Ps. 158,043	Ps. 121,685	Ps. 187,237	Ps. 23,143	Ps. 3,602	Ps. 5
Short-term investments	123,729	467,697	501,161	635,595	182,671	31,671	—
Trade and other receivables, net	227,860	861,312	963,741	663,202	106,639	1,096	127
Inventories	11,278	42,629	44,874	59,811	3,009	3,009	—
Other assets	36,664	138,591	163	43	43
Total current assets	441,342	1,668,272	1,631,624	1,545,888	315,505	39,378	132
Non-current assets:
Trade and other receivables, net	118,811	449,105	411,921	404,960	89,753	6,235	—
Long-term investments	45,152	170,674	504,008	114,953	67	92,365	—
Inventories	5,219	19,728	20,403	25,279	9,330	9,529	—
Other assets,net	29,899	113,019	135,751	158,483	188,214	6,999	6,277
Fixed assets, net	1,660,031	6,274,919	5,504,672	5,173,198	776,298	61	—
Intangible assets, net	78,721	297,565	317,118	338,349	330,661	3	5
Goodwill, net	150,596	569,252	612,681	642,122	(11,763)	—	—
Total non-current assets	2,088,429	7,894,262	7,506,554	6,857,345	1,382,560	115,192	6,282
Total assets	2,529,771	9,562,534	9,138,178	8,403,233	1,698,064	154,570	6,414
Current liabilities:
Accounts payable	133,818	505,833	579,635	552,813	60,623	2,649	—
Financial debt	109,117	412,463	167,033	53,634	6,496	—	1,370
Salaries and social security payable	43,779	165,486	128,469	80,467	10,277	167	46
Taxes payable	53,749	203,170	153,216	127,068	23,998	7,052	3,363
Other liabilities and provisions	37,387	141,321	139,467	178,300	1,024	—	—
Total current liabilities	377,850	1,428,273	1,167,820	992,283	102,418	9,868	4,779
Non-current liabilities:
Accounts payable	21,329	80,625	78,275	79,993	50,798	—	—
Financial debt	450,792	1,703,992	2,031,001	1,646,109	358,953	—	—
Salaries and social security payable	14,998	56,691	52,228	29,946	-	—	—
Taxes payable	153,126	578,815	599,180	573,395	146,105	—	1,346
Other liabilities and provisions	171,703	649,038	384,608	332,858	49,080	—	—
Total non-current liabilities	811,947	3,069,161	3,145,292	2,662,301	604,936	—	1,346
Total liabilities	1,189,797	4,497,434	4,313,112	3,654,584	707,353	9,868	6,125
Minority interest	457,254	1,728,422	1,613,784	1,526,512	490,710	-	-
Total shareholders equity	U.S.$ 882,719	Ps. 3,336,678	Ps. 3,211,282	Ps. 3,222,138	Ps. 500,001	Ps. 144,702	Ps. 289

U.S. GAAP:
Total current assets	U.S.$ 431,986	Ps. 1,632,906	Ps. 1,645,598
Total non-current assets	2,160,479	8,166,612	7,760,966
Total assets	2,592,465	9,799,518	9,406,564
Total current liabilities	377,856	1,428,297	1,183,847
Total non-current liabilities	878,276	3,319,885	3,343,425
Total liabilities	1,256,133	4,748,182	4,527,272
Pampa Energía S.A. shareholders' equity	897,946	3,394,237	3,313,970
Noncontrolling interest	438,386	1,657,100	1,565,323
Total equity	U.S.$ 1,336,333	Ps. 5,051,337	Ps. 4,879,293

(1)   Solely for the convenience of the reader, Peso amounts as of December 31, 2009 have been translated into U.S. Dollars at the average rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.78 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

					Six-month transition period ended Dec 31,
	Fiscal year ended					Fiscal year ended
	December 31,					June 30,
	2009	2009	2008	2007	2006	2006	2005
	(U.S. Dollars)(1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
	(in thousands, except per share and ADS amounts)

INCOME STATEMENT DATA
Argentine GAAP:
Net sales	U.S.$ 1,083,088	Ps. 4,094,071	Ps. 4,013,832	Ps. 1,479,227	Ps. 127,687	1,221	Ps. -
Cost of sales	(845,838)	(3,197,266)	(3,082,359)	(1,104,039)	(79,592)	(727)	—
Gross profit	237,250	896,805	931,473	375,188	48,094	494	—
Selling expenses	(41,535)	(157,001)	(139,652)	(45,750)	(975)	(745)	(2)
Administrative expenses	(86,893)	(328,456)	(262,383)	(117,273)	(16,489)	(3,044)	(332)
(Increase) reversal of other assets valuation allowance	—	—	—	—	—	722	1,506
Goodwill amortization	(5,292)	(20,005)	(19,839)	(7,363)	270	—	—
Operating income (loss)	103,530	391,343	509,599	204,801	30,901	(2,573)	1,172
Financial and holding results, net	21,407	80,917	(181,063)	56,635	(17,728)	4,485	(614)
Other (expenses) income, net	(532)	(2,010)	(23,194)	23,033	92	-	—
Income (loss) before taxes and minority interest in subsidiaries	124,405	470,250	305,342	284,470	13,264	1,913	558
Income tax and tax on asset (expense) benefit	(42,381)	(160,202)	(108,841)	(36,265)	(1,831)	2,501	(47)
Minority interest in subsidiaries	(25,215)	(95,311)	(81,478)	(62,152)	(4,076)	—	—
Net income	56,809	214,737	115,023	186,052	7,357	4,413	511
Basic net income per share	0.0408	0.1544	0.0765	0.1688	0.0237	0.1191	0.0851
Diluted net income per share	0.0384	0.1453	0.0747	0.1568	0.0225	0.1191	0.0851
Dividends per share(2)	0.0035	0.0132	0.0122	0.0166	—	—	—
Basic net income per ADS(3)	0.0016	0.0062	0.0031	0.0068	0.0009	0.0048	0.0034
Diluted net income per ADS(3)	0.0015	0.0058	0.0030	0.0063	0.0009	0.0048	0.0034
Dividends per ADS(2) (3)	0.0001	0.0005	0.0005	0.0007	—	—	—
Weighted average number of shares outstanding	1,390,409,146	1,390,409,146	1,504,249,410	1,102,364,398	310,673,913	37,054,996	6,000,000

U.S.GAAP:
Net sales	U.S.$ 1,104,835	Ps. 4,176,278	Ps. 4,045,733	Ps. 1,471,054
Gross profit	229,455	867,339	859,507	360,667
Operating income	77,438	292,716	370,343	149,216
Financial and holding results, net	(2,165)	(8,183)	(80,093)	56,340
Income before taxes and noncontrolling interest	74,742	282,523	273,473	214,104
Income tax and tax on assets	(31,623)	(119,535)	(114,188)	(35,531)
Net income for the year	43,119	162,988	159,285	178,573
Net income attributable to noncontrolling interest	(21,367)	(80,769)	(90,466)	(52,725)
Net income for the year attributable to Pampa Energía S.A.	21,751	82,219	68,819	125,849
Basic net income per share	0.0156	0.0591	0.0457	0.1142
Diluted net income per share	0.0147	0.0556	0.0447	0.1060
Basic net income per ADS(3)	0.0006	0.0024	0.0018	0.0046
Diluted net income per ADS(3)	U.S.$ 0.0006	Ps. 0.0022	Ps. 0.0018	Ps. 0.0042

CASH FLOW DATA
Net cash flow provided by (used in) operating activities	U.S.$ 254,512	Ps. 962,054	Ps. 748,177	Ps. 319,569	Ps. 89,658	Ps. (14,623)	Ps. (229)
Net cash flow provided by (used in) investing activities	227	857	(1,371,267)	589	(311,286)	(115,887)	-
Net cash flow (used in) provided by financing activities	U.S.$ (22,389)	Ps. (84,631)	Ps. 297,084	Ps. -	Ps. 291,058	Ps. 138,630	Ps. 232

(1)

Solely for the convenience of the reader, Peso amounts for the year ended December 31, 2009 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.78 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)

In each of December 2009, 2008 and 2007, we declared advance dividends of Ps. 18.3 million, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders.  In each of March 2010, March 2009 and March 2008 we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax.  See “Item 8.  Financial Information—Dividends” and “Item 10.  Additional Information—Taxation.”

(3)	Each ADS represents 25 common shares.

EXCHANGE RATES AND CONTROLS

Exchange Rates

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation.  There can be no assurance that the Peso will not depreciate or appreciate again in the future.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per US Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2005	3.040	2.859	2.923	3.032
2006	3.107	3.030	3.075	3.062
2007	3.180	3.058	3.116	3.149
2008	3.468	3.014	3.163	3.453
2009	3.854	3.449	3.730	3.800

Month
January 2010	3.835	3.794	3.804	3.835
February 2010	3.863	3.832	3.850	3.859
March 2010	3.878	3.855	3.863	3.878
April 2010	3.888	3.869	3.876	3.888
May 2010	3.929	3.888	3.902	3.929
June 2010(3)	3.930	3.916	3.923	3.926

(1)       Source: Banco Nación.

(2)       Average of daily closing quotes.
(3)       Represents the corresponding exchange rates from June 1 through June 15, 2010.

In the future, any cash dividends we pay will be in Pesos, and exchange rate fluctuations affect the U.S. Dollar amounts received by holders of American Depositary Shares (ADSs), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs.  Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and, as a result, can also affect the market price of the ADSs.

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.  From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Banco Central de la República Argentina (the Argentine Central Bank, or the Central Bank).  From April 1, 1991, when the law that established the fixed exchange rate (the Convertibility Law) became effective, until December 21, 2001, when the Central Bank decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. Dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1570/01, which included restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade.  Beginning in January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization.  However, in June 2003, the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the Argentine government issued Decree No. 616/05, which established additional restrictions on capital flows.  Pursuant to the decree, all indebtedness of Argentine residents within the private sector is required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment.  The decree outlines several types of transactions that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S. $2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities and shares issued pursuant to a public offering and listed on a self-regulated market), must comply with the following restrictions:

•         minimum stay period of 365 days for the incoming funds;

•         any Pesos resulting from exchange transaction must be credited to an account within the Argentine banking system; and

•         a non-transferable, non-interest-bearing U.S. Dollar-denominated mandatory deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market arising from certain enumerated transactions (which mandatory deposit may not be used as collateral or guaranty for any transaction).

The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting.  Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

Money laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Law No. 26,268 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  This law defines money laundering as crime that is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

In addition, the Money Laundering Law created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

•         Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

•         Crimes related to arms trafficking (Law No. 22,415);

•         Crimes related to the activities of an illegal association as defined in section 210 bis of the Penal Code;

•         Illegal acts committed by illegal associations (section 210 of the Penal Code) organized to commit crimes for with political or racial objectives;

•         Crimes of fraud against the Public Administration (section 174, Article 5 of the Penal Code);

•         Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;

•         Crimes of underage prostitution and child pornography under sections 125, 125 bis, 127 bis and 128 of the Penal Code; and

•         Crimes of financing of terrorism (section 213 quarter of the Penal Code).

The principal objective of the Money Laundering Law is to prevent money laundering.  Like other international money laundering laws, Argentine law does not delegate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities and insurance companies.  These obligations essentially consist of information gathering functions, such as:

•         obtaining from clients documents that indisputably prove identity, legal status, domicile and other information, to accomplish any type of activity intended;

•         reporting any suspicious activity or operation; and

•         keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering.  CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV's control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

RISK FACTORS

Risks Related to Argentina

General

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.  For example, lower economic growth or economic recession could lead to lower demand for electricity in the service areas in which our subsidiaries operate or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of the services provided by our power generation, transmission and distribution businesses.  Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our businesses, financial condition, or results of operations or cause the market value of our ADSs to decline.

The current global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.

The continuing credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this current economic crisis on our customers and on us cannot be predicted.  The current economic situation could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability.  Although Argentina’s economy continued to grow in 2009, growth occurred at a less rapid pace than in the previous six years, due to the economic slowdown that started in the last quarter of 2008 and that continued into 2009.  Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•         unemployment remains high;

•         the availability of long-term fixed rate credit is scarce;

•         investment as a percentage of GDP remains low;

•         the current fiscal surplus is at risk of becoming a fiscal deficit;

•         inflation has risen and threatens to accelerate;

•         the regulatory environment continues to be uncertain;

•         the country’s public debt remains high and international financing is limited; and

•         the recovery has depended to some extent on high commodity prices, which are volatile and beyond the control of the Argentine government.

As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumers and investor confidence. This, in turn, could lead to lower demand for the services provided by our subsidiaries as well as lower collection rates from clients and growth in energy losses due to illegal use of the services provided by our businesses, which could materially adversely affect our financial condition and results of operations.  Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

We cannot provide any assurance that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The continuing rise in inflation may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

After several years of price stability under an exchange rate regime that established a fixed exchange rate of one U.S. Dollar per one Peso, which we refer to as the Convertibility regime, the formal devaluation of the Peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003.  In 2002, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 41.0% according to data published by the Instituto Nacional de Estadística y Censos (the National Statistics and Census Institute, or INDEC).  Despite a decline to 3.7% in 2003, the rate of inflation increased again to 6.1% in 2004 and to 12.3% in 2005, in each case according to data published by INDEC.  In 2007, 2008 and 2009 according to INDEC data, the rate of inflation reached 8.5%,  7.2% and 7.7%,, respectively, due in part to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services.  These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

Despite the relatively flat rate of change in inflation in the past two years, uncertainty surrounding future inflation and the current economic situation could slow economic recovery.  In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth.  A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or CER Index), a currency index, which is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy.  A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly.  In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (CPI), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation.  Further, at the time that INDEC adopted this change in methodology, the Argentine government also replaced several key personnel at INDEC.  The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine government and aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI.  These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC that require the CPI for their own calculation, including the poverty index, the unemployment index as well as the calculation of the GDP, among others.  If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy.  With credit to emerging market nations already tenuous as a result of the global economic crisis, our ability to access credit and capital markets to finance our operations and growth in the future could be further limited by the uncertainty relating to the accuracy of the economic indices in question which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of the restructuring, it had approximately U.S. $129.2 billion in total gross public debt as of December 31, 2005.  As of December 31, 2009, Argentina’s total gross public debt was U.S. $147.1 billion.  The debt on securities that was eligible for, but did not participate in, the 2005 restructuring totaled U.S. $29.8 billion as of December 31, 2009.  Some bondholders have filed legal actions against Argentina, primarily in the United States, Italy and Germany, and holdout creditors may initiate new suits in the future.  Although the Argentine Government has recently completed a new exchange offer for sovereign bonds that were eligible for but did not participate in the 2005 restructuring, we cannot guarantee that Argentina will be able to satisfactorily complete its full restructuring.  In 2009, three groups of bondholders that declined to participate in the restructuring of the external public debt presented claims before International Centre for Settlement of Investment Disputes (ICSID) totaling over U.S. $4.4 billion. Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the sovereign restructuring, have filed claims before ICSID that, as of the first award issued, totaled approximately U.S. $16.5 billion and alleged that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  To date, ICSID has rendered decisions against Argentina in eight of these cases, requiring the Argentine government to pay U.S. $913 million plus interest in claims and legal fees.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations.  Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina.  In addition, in May 2009, a number of members of the United States Congress supported by a civil society group called the American Task Force Argentina introduced a proposed bill that would deny foreign states in default of U.S. court judgments exceeding U.S. $100 million for more than two years, such as Argentina, access to U.S. capital markets.  Although the United States Congress has not taken any significant steps towards adopting such legislation, we can make no assurance that this legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.  As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Despite the positive effects the depreciation of the Peso in 2002 had on the export-oriented sectors of the Argentine economy, the depreciation has also had a far-reaching negative impact on a range of businesses and on individuals’ financial positions.  The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.  If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our businesses, our results of operations and the market value of our ADSs.  Moreover, it would likely result in a decline in the value of our shares and ADSs as measured in U.S. Dollars.

Similarly, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including, for example, a reduction in exports.  This could have a negative effect on economic growth and employment and reduce the Argentine public sector’s revenues by reducing tax collection in real terms, all of which could have a material adverse effect on our business and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Government measures to address social unrest may adversely affect the Argentine economy and thereby affect our business and results of operations.

During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations.  Despite the economic recovery and relative stabilization since 2002, the social and political tensions and high levels of poverty and unemployment continue.  Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment.  These policies could destabilize the country, both socially and politically, and adversely and materially affect the Argentine economy.

In March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products.  The new taxes were to be calculated at incremental rates as the price for the exported products increase, and represented a significant increase in taxes on exports by the agricultural sector in Argentina.  The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities.  Although these measures did not pass the Argentine congress, we cannot make assurances that the Argentine government will not seek to reintroduce the export taxes or adopt other measures affecting this or other sectors of the economy (including the electricity sector) to compensate for the lost revenues associated with these taxes.  These uncertainties could lead to further social unrest that could adversely affect the Argentine economy.  In addition, economic distress may lead to lower demand for energy, lower collections from our clients, as well as growth of energy losses due to illegal use of our services.  We may also experience increased damages to our networks as a result of protesters or illicit activity, which may increase as a result of the decline in economic conditions, all of which, in turn may have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt and maintain the Convertibility regime.  This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.  These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations.  However, Argentina may re-impose exchange controls, transfer restrictions or other measures in the future in response to capital flight or a significant depreciation of the Peso.

In addition, the Argentine government adopted various rules and regulations in June 2005 that established new controls on capital inflows, requiring, among other things, that 30% of certain specified capital inflows (such as those destined for local money holdings and the acquisition of certain active or passive private sector financings) be deposited for one year in a non-assignable, non-interest bearing account in Argentina.  See “—Exchange Rates and Controls.”   In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets.  Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.  In addition, Argentina continues to be affected by events in the economies of its major regional partners, including, for example, currency devaluations caused by the global economic crisis.

Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.  Economic conditions and credit availability in Argentina were affected by an economic and banking crisis in the United States in 2008 and 2009.  When the crisis began, major financial institutions suffered considerable losses, investor confidence in the global financial system was shaken and various financial institutions required government bailouts or ceased operations altogether.  Moreover, in recent months several European Union members have reduced their public expenditures due to their high indebtedness ratios, which has negatively impacted the Euro zone’s economy.  The deterioration in any area of the global economy, as well as the economic conditions in our principal regional partners, including the members of Mercosur, could have an adverse material effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations and the market value of our ADSs.

Risks Relating to the Argentine Electricity Sector

The Argentine government has intervened in the electricity sector in the past, and any further interventions may have a material adverse effect on our business and results of operations

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted a law that made a number of material changes to the regulatory framework applicable to the electricity sector (the Emergency Law).  These changes, which severely affected electricity generation, distribution and transmission companies, included the freezing and “pesification” of tariffs, the revocation of adjustment and inflation indexation mechanisms, and the introduction of new price-setting mechanisms in the wholesale electricity market (WEM) which had a significant impact on electricity generators and has led to significant price mismatches between market participants.  The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure (such as the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM)) and imposing obligations on electricity companies to make certain investments in their respective areas.  We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were adversely affected by the emergency measures adopted during the economic crisis of 2001 and 2002, many of which still remain in effect and have a severe negative impact on such businesses

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return.  Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins.  Under the Convertibility regime, distribution and transmission tariffs and spot prices were denominated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Emergency Law, in January 2002 the Argentine government froze all distribution and transmission margins, revoked all margin adjustment provisions in distribution and transmission concessions, converted distribution and transmission tariffs into Pesos and implemented price caps for sales of electricity to the spot market that in some cases were below costs of production.  These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms that could no longer be recovered through margin adjustments or market price-setting mechanisms.  This situation, in turn, led companies in the sector to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets.  Although the Argentine government has recently granted temporary relief to certain companies in the electricity sector, including a temporary increase in transmission and distribution margins, the principal electricity companies are currently involved in discussions with the Argentine government on permanent measures needed to adapt the current regulatory framework to the current economic situation of the energy sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the policies adopted during the 2001 economic crisis and in its aftermath, including the negative impact on revenues created by the limitations we face in pricing as a result of the current tariff structure.

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead electricity companies, such as us, to record lower revenues

During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills.  Despite the decline in electricity demand registered in 2009, in the years following the economic crisis of 2001, electricity demand has experienced significant growth, increasing an estimated average of approximately 6.0% per annum from 2003 through 2008.  This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the freeze of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine government recently granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine government.  Although the recent increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of the ADSs.

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by the Argentine government, the revocation or termination of which would have a material adverse effect on our business

We conduct our hydroelectric generation, transmission and distribution businesses pursuant to public concessions granted by the Argentine government.  These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations.  Compliance with our obligations under our concessions is typically secured by a pledge of our shares in the concessionaires in favor of the Argentine government.  Accordingly, upon the occurrence of specified events of default under these concessions, the Argentine government would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party.  Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected.  Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire.  If any of our concessions are terminated or if the Argentine government forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our shares and ADSs could decline.

We employ a largely unionized labor force and could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2009, approximately 71.6% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the current economic crisis.  In addition, our collective bargaining agreements generally expire after one or two-year terms.  We have completed salary negotiations for 2009, but due to inflationary pressures, we have reopened negotiations during the first months of 2010 at some of our subsidiaries.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages that could have material adverse effects on our operations and consequently on our financial results and the market value of our ADSs, before or during any negotiation process.

In the event of an accident or event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

We carry insurance that is consistent with industry standards in each of our different business segments.  See “Item 4.  Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the international electricity generation, transmission and distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  For example, two of the towers used by Transener’s transmission lines located in the Province of Buenos Aires, were damaged in 2008, from unknown causes.  These damages resulted in the interruption of electricity transmission service to customers in the greater Buenos Aires region and certain areas in other provinces for several hours, which could have caused losses that may not be covered by our insurance policies, the total amount of which has not yet been determined.  We cannot make any assurances that this kind of damage will not occur again in the future, which could eventually result in further losses or the imposition of sanctions on Transener by the regulatory authorities.  If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such join ventures is vital to our continued success.  For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (Petrobras Energía), with respect to the management of Transener.  Electroingeniería S.A. (Electroingeniería) and Energía Argentina S.A. (Enarsa) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.

In addition, in the event that any of our partners were to decide to terminate its relationship with us in any of these companies or sell its interest in any of these companies, we may not be able to replace our partner or raise the necessary financing to purchase our partner’s interest.  In the case of Transener, in particular, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  Information on the Company—The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

Risks Relating to our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity is generated than can be transmitted to the Buenos Aires node, also known as the Ezeiza node, which is the reference point for calculating the electricity load dispatch.  Due to these electricity transmission constraints, many Argentine generators, including us, do not receive the full price of the system, but rather a lower local price.  We cannot make any assurance that required investments will be made to increase the capacity of the system.  As a result of lower electricity prices, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and cause the market value of our ADSs to decline.

We may be unable to collect amounts due from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including our subsidiaries, are paid by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Electricity Market Administration Company, or CAMMESA), which collects revenue from other wholesale electricity market agents.  Due to the recent economic crisis in Argentina, a significant number of wholesale electricity market agents defaulted in the payment of amounts they owed to the wholesale electricity market, which adversely affected the ability of CAMMESA to meet its payment obligations to generators.  Additionally, the stabilization fund created by the Argentine Secretariat of Energy to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit due to the constant difference between the spot price and the seasonal price.  We cannot make any assurances that the difference between the spot price and the seasonal price will not increase in the future or that CAMMESA will be able to make payments to generators, both in respect of energy and capacity sold in the spot market.  The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity at our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Argentine Secretariat of Energy, given the present shortage of supply.  In addition, several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity.  If we are unable to purchase gas at prices that are favorable to us, or if the supply of gas is reduced, our costs could increase or our ability to profitably operate our generation facilities could be impaired.  Such a disruption to our generation business could in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our two hydroelectric generation plants, HINISA and HIDISA, in a number of ways, not all of which we can predict.  For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption.  ¨Hydrological conditions in 2007, 2008 and in 2009 were poor.  In each of 2007, 2008 and 2009, the water intake at Nihuiles and Diamante available for electricity generation was 27%, 35% and 43% lower, respectively, as compared to 2006, the year in which our units have recorded the greatest intake to date.  A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation.  In the event of electricity shortages, the Argentine government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation.  Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results.  These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity.  For example, in December 2008, an inspection at one of the gas turbines of our subsidiary Central Térmica Loma de la Lata S.A. (Loma de la Lata) determined that a component of the turbine had broken off, causing minor damage to the surrounding equipment.  Although our insurance policy covered the cost of repair of the broken turbine component, we were required to pay a deductible of U.S. $500,000.  In addition, our business interruption insurance did not cover the first forty-five days of lost profits due to delays caused by the malfunction.  The repairs were completed and the unit became operational again on June 19, 2009.  We cannot make any assurances that similar events will not occur in the future.  While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses.  If operational difficulties impede our generation of electricity, the disruption may lead to reduced revenues from our generation segment, which would have an adverse effect on our consolidated results of operations and may negatively affect the market value of our shares or ADSs.

Our results may be adversely affected if our subsidiary Güemes is prevented from complying with its electricity export contracts

Our subsidiary Central Térmica Güemes S.A. (Güemes) receives a material portion of its revenues from the sale of electricity to customers in Uruguay.  As a result of a shortage of generation to supply the local market, the Argentine government has in the past entered into agreements to import electricity from neighboring countries and/or suspended temporarily, while this shortage situation persisted, the sale of electricity to foreign customers to redirect that electricity for consumption in the local market.  For this reason, Güemes has in the past been unable to sell its electricity pursuant to its international supply contract but instead had to sell that electricity to the local spot market.  In these cases Güemes did not receive the payments for such electricity at the contract prices but instead received spot prices that were lower than those under its export contract.  See “Item 4.  Information on the Company—Our Business—Our Generation Business—Central Térmica Güemes—Operations.”  We cannot make any assurances that the Argentine government will not intervene in our international supply contracts again in the future.  If we were prevented from exporting agreed amounts of electricity pursuant to material contracts, it could reduce revenues in our generation business, which would adversely affect our consolidated results of operations and may have a negative effect on the market value of our shares or ADSs.

We would no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

Our subsidiary, Nihuiles, currently owns a 52.4% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza currently owns 47.6% of the capital stock of HINISA.  In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37% of the capital stock of HINISA.  See “Item 4.  Information on the Company—Our Business—Our Generation Business—Nihuiles and Diamante—Nihuiles.”  Pursuant to HINISA’s concession, if the Province of Mendoza sells these shares, Nihuiles will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.4% interest in HINISA.  In addition, according to HINISA’s by-laws, Nihuiles would not be permitted to purchase any additional shares of HINISA.

We currently consolidate the results of operations of Nihuiles.  If Nihuiles loses its controlling interest in HINISA, it may have a significant adverse effect on the value of our investment in Nihuiles and on our consolidated results of operations and the market value of our ADSs.  In addition, neither we nor Nihuiles has any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its 20% of HINISA’s shares.  As a result, these shares may be sold at a time and price per share that are adverse to our interests and the return on our investment in Nihuiles.

Piedra Buena could be exposed to third party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our financial statements for potential losses

At the time of Piedra Buena’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to Piedra Buena the real property on which the plant was built and to create administrative easements in favor of Piedra Buena over the third party lands through which a gas pipeline and an electricity transmission line run.  Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it has not transferred all of the real property with clear and marketable title to Piedra Buena.  In addition, the Province of Buenos Aires has not created the administrative easements for Piedra Buena’s gas pipeline or the electricity transmission line.  In July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena.  Piedra Buena has received several complaint letters from third parties seeking compensation for the use of this land.  See “Item 8.  Financial Information—Legal Proceedings—Generation—Legal proceedings involving Piedra Buena’s real estate.”  If the Province does not complete the expropriation process or the administrative easement process, Piedra Buena may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our financial statements.  If Piedra Buena were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels.  Additionally, contract clauses in Transener’s and Transba S.A. (Transba)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked.  The Emergency Law also required the renegotiation of public service concession agreements.  In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba.  Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) has not totally adjusted tariffs accordingly.  If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

Our transmission capacity may be disrupted, which could result in material penalties being imposed on us

Our electricity transmission business depends on Transener’s and Transba’s ability to transmit electricity over long distances through their transmission networks.  Our financial condition and results of operations would be adversely affected if a natural disaster, accident or other disruption were to cause a material curtailment of our transmission capacity.  Argentina’s transmission system has evolved in a radial pattern which, unlike a fully integrated transmission grid system, connects areas of generation to areas of demand by a single transmission line or, in some cases, two or more transmission lines in parallel.  Accordingly, the outage of any single line could totally disconnect entire sections of the Sistema de Interconexión Nacional (the National Interconnection System, or NIS).  The concession agreements establish a system of penalties, which Transener and Transba may incur if defined parts of their networks are not available to transmit electricity.  In May 2007, a fire in the Ezeiza transformer station resulted in a temporary disruption of the services provided by that station.  In response to the service disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener that could result in the imposition of penalties if they are not successfully appealed.  Consistent with industry standards, Transener and Transba do not maintain business interruption insurance and we cannot make assurances that any future disruption in Transener’s or Transba’s transmission capacity would not result in the imposition of material penalties, the payment of which would require us to use funds from operations and could have a material adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

The Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS.  In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (kV)) from the Comahue region to the Ezeiza substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation.  Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line, (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the Fourth Line), to redetermine such revenue.  In December 2008, the ENRE approved the redetermination of our revenues and established that, as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes).  However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE.  We cannot predict when the ENRE will respond to our request.  If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services.  These non-regulated revenues represented 34.6% of Transener’s revenues in 2009.    We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2009, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $157.9 million (Ps. 600.0 million), including accrued but unpaid interest, penalties, post-default interest rate increases and the effect of the discount to net present value applied to the restructured debt under Argentine GAAP.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 82% and 63%, respectively, of these properties as of December 31, 2009.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

Risks Relating to our Distribution Business

The failure to negotiate further improvements to our distribution tariff structure, including increases in our distribution margin, could have a material adverse effect on our distribution business and prospects

We are currently engaged in a Revisión Tarifaria Integral (Integral Tariff Review, or Edenor RTI) with the ENRE to achieve a comprehensive revision of our distribution tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our distribution cost base, to provide us with an adequate return on our distribution asset base.  Although we believe the Edenor RTI will result in a new tariff structure in the near future, we cannot make assurances that the Edenor RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our distribution costs and provide us with an adequate return.  Moreover, the Edenor RTI could result in the adoption of an entirely new regulatory framework for our distribution business, with additional terms and restrictions on our distribution operations and the imposition of mandatory investments.  We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.  If we are not successful in achieving a satisfactory renegotiation of our distribution tariff structure, our financial condition and results of operations may be materially adversely affected or could cause the market value of our ADSs to decline.

We may not be able to adjust our distribution tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our financial condition and results of operations

In February 2006, Edenor entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of Edenor’s concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica, or the Adjustment Agreement).  The Adjustment Agreement contemplates a cost adjustment mechanism for the transition period during which the Edenor RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In addition, there likely will be a lag in time between when Edenor actually experiences increases in its distribution costs and when Edenor receives increased revenues following the corresponding adjustments, if any, to Edenor’s distribution margins pursuant to the CMM.  If Edenor is not able to recover all of these incremental costs or there is a significant lag time between when Edenor incurs the incremental costs and when Edenor receives increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Our distribution tariffs may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  In March 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot.  The ACIJ appealed this decision in April 2007, and the appeal was decided in Edenor’s favor.  However, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine congress in approving the Adjustment Agreement, to which Edenor timely replied.  In addition, in 2008, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the tariff schedule, effective as of October 1, 2008, and naming Edenor as defendant.  On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  This injunction has been appealed by Edenor and the Argentine government, the resolution of which is still pending as of the date of this annual report.  We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments.  As a result, Argentine electricity generators are currently operating at near full capacity and may not be able to guarantee the supply of electricity to distribution companies which, in turn, could limit the ability of these companies, including Edenor, to provide electricity to customers, and could lead to a decline in growth of such companies.  Under Argentine law, distribution companies, such as Edenor, are responsible to their customers for any disruption in the supply of electricity.  To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure.  In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third party work in public thoroughfares.  As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 economic crisis.  Although the Argentine government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2009, our accrued fines and penalties totaled Ps. 377.5 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If our distribution business fails to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties.  In addition, we cannot make any assurances that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the 2001 economic crisis and during the year ended December 31, 2009, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor has been able to reduce energy losses in recent periods, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 11.9% in 2009, 10.8% in 2008 and 11.6% in 2007.  We cannot make any assurances that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsourced a number of activities related to our distribution business to third party contractors in order to maintain a flexible cost base.  We had approximately 3,611 third-party employees under contract in our distribution business as of December 31, 2009.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services in certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business it could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Our exclusive right to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, the loss of which would have a material adverse effect on our business

Although our distribution concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be terminated in whole or in part if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business.  Although, to our knowledge, there are currently no projects to introduce new technologies in the medium or long-term which could reasonably be expected to alter the current landscape of the electricity distribution business, we cannot make assurances that future developments will not introduce competition that would adversely affect the exclusivity right granted by the concession.  Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance.  Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.  Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year.  Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad.  We cannot make assurances that the Argentine government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.  Nonetheless, the adoption by the Argentine government of restrictions on the movement of capital out of Argentina may effect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely effect the market value of our shares and ADSs.

ADS holders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars.  Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States.  If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina.  In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well defined than under the laws of those other jurisdictions.  Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina that in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS.  As such, we will not treat holders of ADSs as one of our shareholders and holders of ADSs will not have shareholder rights.  The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs.  There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares.  However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADS holders, by comparison, do not receive notice directly from us.  Instead, in accordance with the deposit agreement, we provide the notice to the depositary.  If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders.  To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire.  Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations.  Shareholders are generally liable only for the payment of the shares they subscribe.  However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes.  Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Provisions of our by-laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our Company or the removal of our directors, such as the rules that require any shareholder to present a tender offer as a result of the acquisition of a significant participation or the acquisition of a controlling interest in the event it purchases shares representing 35% or more than 50%, respectively, of our capital stock.  These provisions, as well as other provisions of our charter and by-laws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.

Item 4.           Information on the Company

We were incorporated as an Argentine limited liability corporation (sociedad anónima) in 1945 under the name Frigorífico La Pampa S.A.  In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building.  In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us.  Following this acquisition, we changed our name to Pampa Holding S.A.  As a result of the acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we engage in the generation, transmission and distribution of electricity in Argentina.  We changed our name again to Pampa Energía S.A. in September 2008.

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine government.  In addition, our electricity prices and our transmission and distributions prices are subject to regulation by Federal and respective provincial governments.  In addition, our electricity prices and our transmission and distribution prices are subject to regulation by the Argentine Government, acting through the Secretaría de Energía (Secretariat of Energy) and the ENRE.

Pampa Energía S.A. is organized as a sociedad anónima under the laws of Argentina.  Our principal executive offices are located at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  Our telephone number is + 54 11 4809 9500.  Our website address is www.pampaenergia.com.  None of the information available on our website or elsewhere will be deemed to be included or incorporated by reference into this annual report.

THE ARGENTINE ELECTRICITY SECTOR

History

Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires.  The Argentine government’s involvement in the electricity sector began in 1946 with the creation of the Dirección General de Centrales Eléctricas del Estado (General Directorate of Electric Power Plants of the State) to construct and operate electricity generation plants.  In 1947, the Argentine government created Agua y Energía Eléctrica S.A. (Water and Electricity, or AyEE) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

In 1961, the Argentine government granted a concession to Compañía Italo Argentina de Electricidad (Italian‑Argentine Electricity Company, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires.  In 1962, the Argentine government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or CADE) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or SEGBA) for the generation and distribution of electricity to parts of Buenos Aires.  In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities.  In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government‑owned and operated.

By 1990, virtually all of the electricity supply in Argentina was controlled by the public sector (97% of total generation).  The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electricity companies, AyEE, SEGBA and Hidronor.  The Argentine government also represented Argentine interests in generation facilities developed or operated jointly with Uruguay, Paraguay and Brazil.  In addition, several of the Argentine provinces operated their own electricity companies.  Inefficient management and inadequate capital spending, which prevailed under national and provincial government control, were in large measure responsible for the deterioration of physical equipment, decline in quality of service and proliferation of financial losses that occurred during this period.

In 1991, as part of the economic plan adopted by then President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state‑owned industries, including within the electricity generation, transmission and distribution sectors.  In 1992, the Argentine congress adopted Law No. 24,065, the Electricity Regulation Framework (a supplement to Law No. 15,336, Federal Electricity Law, and its Administrative Order No. 1,398/92), which was the keystone for the reform and privatization of the sector.  The goal of the law was to modernize the electricity sector by promoting efficiency, competition, improved service and private investment.  It restructured and reorganized the sector, and provided for the privatization of virtually all business activities that had been carried out by Argentine state-owned enterprises.  The law established the basis for the ENRE and other institutional authorities in the sector, the administration of the wholesale electricity market, or WEM, pricing at the spot, tariff-setting in regulated areas and for evaluating assets to be privatized.  This law also had a profound, albeit indirect, impact at the provincial level, as virtually all of the provinces followed the regulatory and institutional guidelines of this law.  Finally, this law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses, each subject to segment-specific regulation.

Under Law No. 24,065, distribution and transmission activities are considered public services and defined as monopolies.  These activities are completely regulated by the government and require a concession.  Although the concessions granted to distributors do not impose specific investment parameters, distributors are obligated to connect new customers and meet any increased demand.  The expansion of existing transmission facilities by the respective concessionaires is not restricted.  In contrast, generation, although regulated by the government, is not deemed a monopoly activity and is subject to free competition by new market entrants.  Operation of hydroelectric power plants requires a concession from the government.  New generation projects do not require concessions but must be registered with the Secretariat of Energy.

Many of the provincial governments, following the privatization path in the sector, have established their own politically and financially independent regulatory bodies at the provincial level.  Previously, the utilities themselves had played a major role in making sector policies and setting tariffs for the provinces.

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Argentine economic conditions and inflation.” The crisis and the government’s policies during this period severely affected the electricity sector.  Pursuant to the Emergency Law, the Argentine government, among other measures:

•         converted electricity prices and transmission and distribution tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•         froze all regulated transmission and distribution tariffs, revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including electricity transmission and distribution concessions), and empowered the Executive Branch to conduct a renegotiation of these concessions, including the tariffs for electricity transmission and distribution services; and

•         required that spot prices on the wholesale electricity market be calculated based on the price of natural gas (which is also regulated by the Argentine government), regardless of the fuel actually used in generation activities, even if gas is unavailable.

These measures created a huge structural deficit in the operation of the wholesale electricity market and, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on the electricity sector in Argentina, as electricity companies experienced a decline in revenues in real terms and a deterioration of their operating performance and financial condition.  Most electricity companies had also incurred large amounts of foreign currency indebtedness under the Convertibility regime.  Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these companies increased sharply, leading many of these companies to suspend payments on their foreign currency debt in 2002.  This situation caused many Argentine electricity generators, transmission companies and distributors to defer further investments in their networks.  As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.  In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

To address the electricity crisis, in December 2004 the Argentine government adopted new rules to readapt or readjust the marketplace, but these rules were not to come into effect until the construction of two new 800 MW combined cycle generators were completed.  These generators commenced operations at full capacity in the first half of 2010.  The costs of construction were primarily financed with net revenues of generators derived from energy sales in the spot market, with special charges to non-residential consumers per MWh of energy billed and with specific charges from CAMMESA applicable to large users that were deposited in the FONINVEMEM.  See “Price Behavior in the WEM—FONINVEMEM.”

The construction of these new generators reflects a recent trend by the Argentine government to take a more active role in promoting energy investments in Argentina.  In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the Executive Branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity.  The special fund would obtain funds through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills, but it has not yet been implemented.  We cannot make any assurances that the Argentine government will complete the implementation of these new projects in a timely manner, if at all.

Finally, in September 2006 the Argentine government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.  In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) system at unregulated market prices.  See “Price Behavior in the WEM —Energía Plus.”

The Wholesale Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market, or WEM, which was organized concurrently with the privatization process as a competitive market in which generators, distributors and certain large users of electricity can buy and sell electricity at prices determined by supply and demand, and are allowed to enter into long-term electricity supply contracts.  The WEM consists of:

•         a term market where quantities, prices and contractual conditions are agreed upon directly between sellers and buyers;

•         a spot market where prices are established on an hourly basis as a function of economic production cost; and

•         a stabilized pricing system of spot prices, which we refer to as the seasonal price, set on a semi-annual basis and designed to mitigate the volatility of spot prices for purchases of electricity by distributors.

The following chart shows the relationships among the various actors in the WEM.

CAMMESA

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the NIS.  The duties were entrusted to CAMMESA, a private company created for this purpose.

CAMMESA is in charge of:

•         the dispatch of electricity into the NIS, maximizing the NIS’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;

•         planning energy capacity needs and optimizing energy use in accordance with the rules set forth from time to time by the Secretariat of Energy;

•         monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;

•         acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents;

•         purchasing and/or selling electric power from abroad or to other countries by performing the relevant import/export transactions; and

•         providing consulting and other related services.

Five groups of entities each hold 20% of the capital stock of CAMMESA.  The five groups are the Argentine government, the associations that represent the generation companies, transmission companies, distribution companies and large users.

CAMMESA is managed by a board formed by representatives of its shareholders.  The board of CAMMESA is composed of ten regular and ten alternate directors.  Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA.  The other directors of CAMMESA are the Secretariat of Energy, who is the board chairman, and an independent member, who acts as vice chairman.  The decisions adopted by the board of directors require the affirmative vote of the board chairman.  CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations.  Privately owned generators may also enter into direct contracts with distributors or large users.  As of December 31, 2009, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 27,044 MW.  As of the same date, there were approximately 54 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant.  Broken down by type of generation, the Argentine generators include 33 thermal generation companies, 18 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

For a discussion of the increase in capacity of the electricity generation sector during 2009, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations Electricity Demand.”

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2009, including the total capacity of each:

Company	Steam Turbine	Gas Turbine	Combined Cycle	Diesel Engine	Total Thermal Generation	Total Nuclear Generation	Total Hydro-electric Generation	Total	%
	(all values in MW, except percentages)
COSTANERA	1,131		1,173		2,304			2,304	8.5%
YACYRETA (Argentina)							2,280	2,280	8.4%
C.PUERTO	979		798		1,777			1,777	6.6%
EPEC	200	297			497		918	1,415	5.2%
H.P.D.AG.							1,400	1,400	5.2%
H.CHOCON							1,380	1,380	5.1%
AES ALICURA							1,162	1,162	4.3%
NASA						1,005		1,005	3.7%
S.GRANDE(ARG)							945	945	3.5%
DOCK SUD		72	798		870			870	3.2%
AES PARANA			845		845			845	3.1%
GENELBA		165	674		839			839	3.1%
PP. ENERGY			828		828			828	3.1%
CT SAN NICOLAS	650	25			675			675	2.5%
CAPEX			661		661			661	2.4%
C.T.P.BUENA (*)	620				620			620	2.3%
T.G.M.BELGRANO			572		572			572	2.1%
T.G.S.MARTIN			553		553			553	2.0%
ENARSA		192		350	542			542	2.0%
CT.MENDOZA	120	14	374		508			508	1.9%
H FUTALEUF							472	472	1.7%
H.C.COLOR.							472	472	1.7%
C.COSTA ATLANTICA	260	169			429			430	1.6%
C.T.SALTA		411			411			411	1.5%
HIDISA (*)							388	388	1.4%
LOMA DE LA LATA (*)		375			375			375	1.4%
GUEMES (*)	261	100			361			361	1.3%
PECOM ENERGIA							285	285	1.1%
PLUSPETROL		232			232			232	0.9%
HINISA (*)							224	224	0.8%
SORRENTO	217				217			217	0.8%
GEN.MED.		120	68		188			188	0.7%
SIDERCA		163			163			163	0.6%
CTPAT		160			160			160	0.6%
C.T. NOA		150		4	154			154	0.6%
CONS. POTRERILLOS							146	146	0.5%
EPSE							132	132	0.5%
CMS ENSEN.		128			128			128	0.5%
C.T.G.ROCA		124			124			124	0.5%
AES JURAMENTO		30			30		87	117	0.4%
EDELSUR			111		111			111	0.4%
Others	0	206	143	0	349	0	224	573	2.1%
Total	4,438	3,133	7,598	354	15,523	1,005	10,515	27,044	100.0%

(*)   Pampa Energía’s generation assets.

(1)   Loma de la Lata has an installed capacity of 375 MW and an average effective capacity of 369 MW.

(2)   Includes 100 MW of new generation.

(3)   HINISA has an installed capacity of 265 MW and an effective capacity of 224 MW.

Source: CAMMESA

Transmitters

Transmission companies hold a concession to transmit electric energy from the bulk supply point to electricity distributors.  The transmission activity in Argentina is subdivided into two systems: the High Voltage Transmission System (STEEAT), which operates at 500 kV and transports electricity between regions, and the regional distribution system (STEEDT) which operates at 132/220 kV and connects generators, distributors and large users within the same region.  Transener is the only company in charge of the STEEAT, and six regional companies are located within the STEEDT (Litsa, Transnoa, Transnea, Transpa, Transba and Distrocuyo).  In addition to these companies, there are also independent transmission companies that operate under a technical license provided by the STEEAT or STEEDT companies.

Transmission and distribution services are carried out through concessions.  These concessions are re-distributed periodically based on a re-bidding process.  Transmission companies are responsible for the operation and maintenance of their networks, but not for the expansion of the system.  The transmission concessions operate under the technical, safety and reliability standards established by the ENRE.  Penalties are applied whenever a transmission concessionaire fails to meet these criteria, particularly those regarding outages and grid downtime.  Generators can only build lines to connect to the grid, or directly to customers.  Users pay for new transmission capacity undertaken by them or on their behalf.  A public hearing process for these projects is conducted by the ENRE, which issues a “Certificate of Public Convenience and Necessity.”  Transmission or distribution networks connected to an integrated system must provide open access to third parties under a regulated toll system unless there is a capacity constraint.

Distributors

Distributors are companies holding a concession to distribute electricity to consumers.  Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set in regulation.  Penalties for non-supply are included in the concessions agreements.  The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 45% of the electricity market in Argentina.  Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fé, and Energía de Misiones) remain in the hands of the provincial governments and cooperatives.

Concessions were issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract.  The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Large users

The wholesale electricity market classifies large users of energy into three categories: (1) Grandes Usuarios Mayores (Major Large Users, or GUMAs), (2) Grandes Usuarios Menores (Minor Large Users, or GUMEs) and (3) Grandes Usuarios Particulares (Particular Large Users, or GUPAs).

Each of these categories of users has different requirements with respect to purchases of their energy demand.  For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Large users participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Users, or AGUEERA).

Regulatory and Legal Framework

Role of the government

The national government restricted its participation in the electricity market to regulatory oversight and policy-making activities.  These activities were assigned to agencies that have a close working relationship with one another and occasionally even overlap in their responsibilities.  The national government has limited its holding in the commercial sector to the operation of the international hydropower projects and to the nuclear power plants.  Provincial authorities followed the national government by divesting of commercial interests and creating separate policy-making and regulatory entities for the provincial sector.

Entities and jurisdiction

The Secretariat of Energy is the principal national regulatory authority for the electricity sector.  The Federal Board of Electric Energy, composed of representatives from each of Argentina’s 24 provinces, advises the Secretariat of Energy on policies related to the coordination and harmonization of these policies.  The Secretariat of Energy is also in charge of overseeing the electricity sector and proposing any changes needed in the market.

The ENRE is an autonomous supervisory body that operates under the Secretariat of Energy.  The ENRE supervises the compliance of regulated transmission and distribution entities with established laws, regulations and operating criteria, including quality of service and environmental standards and guidelines against monopolistic behavior in the market.  The ENRE also undertakes or resolves disputes among the different players of the sector and protects consumer interests.  According to Law No. 24,065, the board of the ENRE is composed of five members, selected through a competitive process, after which the Secretariat of Energy and the Federal Board of Electric Energy nominate them for the approval by the Congress.  At least a portion of the ENRE’s budgetary requirements is funded through fees from sector enterprises, and its professional staff is competitively hired.

Limits and restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market.  These vertical restrictions were imposed by Law No. 24,065, and apply differently depending on each sub-sector as follows:

Generators

•         Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•         Under Section 9 of Decree No. 1398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distributions concessions.  However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•         Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity, can be owner or majority shareholder or the controlling company of a generation company;

•         Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies nor its controlling company, can be owner or majority shareholder or the controlling company of a distribution company; and

•         Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electric energy.

Distributors

•         Under provision 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

•         Under Section 9 of Decree No. 1398/1992, a distribution company cannot own generation units.  However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Definition of control

The term “control” referred to in Section 31 of Law No. 24,065 (which establishes vertical restrictions), is not defined in the Electricity Regulation Framework.  Section 33 of the Argentine Companies Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.”  We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

The regulatory framework outlined above prohibits the concurrent ownership or control of (1) generation and transmission companies, and (2) distribution and transmission companies.  Although we are a fully integrated electricity company engaged in the generation, transmission and distribution of electricity in Argentina, we are in compliance with these legal restrictions, as we do not hold a controlling interest, either directly or indirectly, in Transener.

Horizontal restrictions

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

•         According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;

•         Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132Kw and below 140Kw, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and

•         Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220Kw, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•         Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and

•         Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Electricity Prices

Spot prices

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices.  Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances were alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.  The spot price set by CAMMESA compensated generators according to the cost of the last unit to be dispatched as measured at the Ezeiza 500 kV substation, which is the system’s load center and is in close proximity to the City of Buenos Aires.  Dispatch order was determined by plant efficiency and the marginal cost of providing energy.  In determining the spot price, CAMMESA also would consider the different costs incurred by generators not in the vicinity of Buenos Aires.

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).  Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign‑denominated costs that were not covered by the spot price.  However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

In 2003, the Secretariat of Energy adopted a resolution that set the spot price in the WEM based on the cost of natural gas as declared by gas-fired power stations, even if gas was not available to these power stations. This pricing policy, which continues to govern the establishment of prices in the spot market, does not depend on the marginal cost of the last power station dispatched.  Rather, the spot price as recognized is equal to the marginal cost of the last gas-fired power station dispatched, regardless of whether that station has gas availability.  As a result, if the power station dispatched last is fuel-oil-fed, the remaining power stations dispatched are not granted recognition of that fuel-oil-fed power station’s cut-off price.  Rather, the remaining power stations are granted recognition for the cost that would have resulted if natural gas had been available and utilized.

In 2008, as was the case in 2007, despite an initiative, known as the Projecto de Inyeccion Adicional Permanente (The Permanent Additional Injection Project, IAP Project), of the Sub Secretaria de Combustibles (Under-Secretariat of Fuels) to increase the volume of gas channeled into electricity generation, the supply of gas was insufficient to meet electricity generation needs. Consequently, in 2008, the use of liquid fuels in the generation of electricity increased.  The Argentine electricity sector consumed more gas oil and fuel oil in 2008 (718,000 tons and 2.3 million tons, respectively) than in any prior year.  The high demand for gas, coupled with record high nominal oil prices in the international market, resulted in an increase in the costs of producing energy in 2008.

The regulatory framework governing payment for generation capacity continues to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW.

In 2008, the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil.  The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50/barrel plus an additional 10% of the total purchase cost for financial and administrative charges.  In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators.  In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil.  Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, plus the 10% for administrative and financial expenses, plus the shipping cost.  In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% for administrative costs, plus the cost of shipping.

Seasonal prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  These prices did not change from since January 2005 until November 2008.  See “Item 5. Operating and Financial Review and Prospects—Electricity Prices and Tariffs.”

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

•         prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

•         prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

•         CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

—      in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and

—      in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.

Stabilization fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.  When the spot price was lower than the seasonal price, the stabilization fund increased, and when the spot price was higher than the seasonal price, the stabilization fund decreased.  The outstanding balance of this fund at any given time reflected the accumulation of differences between the seasonal price and the hourly energy price in the spot market.  The stabilization fund was required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceeded the seasonal price.

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market.  Payments are made approximately 40 days after the end of each month.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2009, the stabilization fund deficit totaled Ps. 5,484.8 million.  This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

Generators are able to enter into agreements in the term market to supply energy and capacity to distributors and large users.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.  Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market.  However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

FONINVEMEM

In 2004, the Argentine government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation.  To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM.  In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM.  Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created.  Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which were scheduled to commence operations at full capacity in the first half of 2010.  As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units.  In addition, the Argentine government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects.  However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM.  Our outstanding balance for long term receivables related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2009 is approximately Ps. 108 million.  As of the date of this annual report, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions.  We have received the first installment payments related to receivables of our hydroelectric units and of Piedra Buena.

In 2007, the Argentine government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins.  Repayment of these contributions will also be made in 120 installments at LIBOR plus a percentage to be determined, which we expect will range from 1% to 2%.  However, generators will no longer be permitted to capitalize their contributions.  In addition, on May 31, 2007, the Secretariat of Energy offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits.  In addition, the following conditions must be met:

•         the investment project had to consist of the construction of a new generation plant or the installation of a new generation unit in an existing plant, or must involve an increase in the height of hydroelectric plants that produces an increase in generation;

•         the reserved energy and capacity may be sold in the term market (including Energía Plus), and no exports are allowed during the first ten years;

•         the project had to be submitted within 45 days from the date of publication of the resolution of the Secretariat of Energy approving this regime; and

•         the construction must have commenced before March 2008.

In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEN credits for 2007.  These projects include HINISA, HIDISA, Central Piedra Buena, Güemes and Loma de la Lata, for an aggregate amount of approximately U.S. $13 million as of December 2007.  On June 20, 2008 the Secretariat of Energy verified the Company’s proposal and instructed CAMMESA to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.  On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/08 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment.  This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market.  Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement.  The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement.  Under this Resolution, Piedra Buena and Loma de La Lata have each signed agreements that permit them to recover receivables from CAMMESSA up to 50% of the cost of any repairs or repowering of generation units and related equipment.  As of the date of this annual report, Loma de Lata has collected 100% of its 2008 receivables and over 98% of its 2009 receivables from CAMMESSA pursuant to the aforementioned agreements.  Piedra Buena has not yet presented to CAMMESA an investment under this agreement.

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.  To achieve this, the resolution provides that:

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at unregulated market prices.  The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.  Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time.  The Secretariat of Energy established certain temporary price caps to be paid by large users for any excess demand (Ps. 225/MWh for GUDIs and Ps. 185/Mwh for GUMEs and GUMAs).

Under this standard, Güemes increased its generation capacity by  100 MW with the commencement of operations of its new LMS 100 generation unit.  Güemes is the first WEM generator to provide services under the Energía Plus system.  Service agreements will be executed under the Energía Plus plan for the entire net effective capacity of the expansion (98 MW) with various agents in the term market.  Together with the approval from the Ministerio de Planificacion Federal, Inversion Publica y Servicios (Federal Planning, Public Investment and Services Ministry) of the profit margin presented by Güemes, the Secretariat of Energy authorized Güemes’ agreements with 108 term market agents for approximately 96.2 MW of contracted capacity.  During 2009, Güemes sold 418 GWh under the Energía Plus program.

As of the date of this annual report, we have other expansion projects aimed at taking advantage of the Energía Plus plan.  See “—Our Business—Our Generation Business.”

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of approximately 2,000 MW as of December 31, 2009, representing 7.4% of the installed generating capacity in Argentina at such date, and generated a total of 6,466 net GWh of electricity during the year ended December 31, 2009, representing 6.1% of total electricity generated in Argentina during such period.  We are also involved in different expansion projects to increase our generating capacity.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 10,000 km of high voltage transmission lines that, as of December 31, 2009, represented approximately 95% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2009, based on publicly available figures released by electricity distribution companies in Argentina.

Our principal assets are divided among our electricity generation, transmission and distribution businesses, as follows:

•         Generation.  Our generation assets include:

-         HINISA and HIDISA, two hydroelectric power generation systems with an aggregate installed capacity of 653.6 MW located in the Province of Mendoza, which we acquired in October 2006;

-         Güemes, a thermal generation plant with an installed capacity of 361 MW located in the Province of Salta, which we acquired in January 2007;

-         Loma de la Lata, a thermal generation plant with an installed capacity of 369 MW located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007; and

-         Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007.

•         Transmission.  We participate in the electricity transmission business through our co-controlling interest in Transener, which owns, operates and maintains the largest high voltage electricity transmission system in Argentina, and, through its subsidiary Transba, which owns and operates a separate high voltage transmission system located within the Province of Buenos Aires.  We acquired our co-controlling interest in Transener in September 2006.

•         Distribution.  We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  We acquired our controlling interest in Edenor in September 2007.

In addition to our principal electricity assets, we hold other non-core assets and investments, including a 4.47% minority stake in San Antonio Internacional Ltd., a company that indirectly owns certain on-shore drilling and well treatment businesses, and a 13.3% minority stake in Cerámica San Lorenzo, a leading argentine producer of ceramic floor coverings and tiles.  We also hold certain real estate assets, including 13 lots  at Estancia Benquerencia (Benquerencia Exclusive Club), a real estate development located approximately 80 miles from the City of Buenos Aires, which we acquired in January 2006.

The following chart sets forth our corporate structure as of the date of this annual report.

Our Strengths

We believe our main strengths are the following:

•         Leader in the Argentine Electricity Sector.  We are the largest fully integrated electricity company in Argentina.  Through our subsidiaries or our co-controlled companies, we own approximately 7.4% of the total installed electricity generation capacity in Argentina, we own approximately 95% of the high voltage electricity transmission lines in Argentina and our distribution network serves the largest number of electricity customers in Argentina, which at December 31, 2009 amounted to 2.6 million customers.  As a result, we seek to maintain an ongoing dialogue with the Argentine government and regulators about issues related to the electricity industry and possible improvements to the regulatory framework in which our businesses operate.

•         Local Presence and Expertise.  We believe that our senior management’s local presence and expertise are important strengths.  Our management team has significant experience working in the Argentine energy sector, and understands the complexities of the Argentine business environment, including operating within a stringent regulatory framework.  In addition, we have a proven track record of identifying and executing attractive investment opportunities, structuring innovative solutions and rapidly executing them.  We believe that our management team is well positioned to take advantage of additional opportunities in the Argentine electricity and energy sectors.

•         One of the Most Seasoned Management Teams.  It has been among our highest priorities to create one of the most experienced management teams in the electricity industry, based not only on the quality and experience of the executive officers that joined our business as a result of our acquisitions, but also based on the members of such management teams that we have recruited.  Our generation segment has strong and stable operating management teams that have not changed significantly since our acquisition of these generation companies.  Our distribution and transmission segments are operated entirely by their own management teams, each with significant experience and expertise in their respective sectors.  We rely on them to continue to run these businesses and encourage interaction among all the teams to broaden and enhance their knowledge and understanding of the electricity sector in Argentina, which in turn creates productive and lasting synergies among the managerial teams in each of our segments.  In turn, we provide these companies with financial expertise and administrative direction, such as assistance in the restructuring of their financial debt and the development and structuring of new projects.

•         Attractive Client Base in a Highly Developed Area of Argentina.  Through our subsidiary Edenor, we distribute electricity on an exclusive basis in the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, which is one of Argentina’s largest industrial and commercial centers.  Edenor has a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity (with an average of less than four days of past due bills outstanding).  Edenor’s geographically concentrated and urban client base also allows it to operate more efficiently with relatively lower distribution costs.

•         Solid Capital Structure.  We have been able to timely and successfully access the capital markets and the bank market to fund our growth and our expansions.  In September 2006, we completed a Ps. 345 million capital increase, which was followed by a Ps. 1.3 billion capital increase in February 2007.  Our holding company has virtually no outstanding indebtedness.  Our transmission and distribution segments have successfully completed comprehensive debt restructuring transactions that significantly improved their financial position and capital structure.  More recently, we were able to take advantage of global capital market conditions to repurchase 39% of our outstanding debt at 54% of face value and 14% of our shares at a 62% discount to book value.  See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.” and “Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”  We believe we are well positioned to further develop our existing electricity assets and to take advantage of new opportunities in the Argentine energy sector.

•         Strong Alignment of Interests between our Senior Managers and our Minority Shareholders.  As a result of our compensation scheme and the warrants held by our senior managers (Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres), we believe that the economic interests of our senior managers are strongly aligned with the economic interests of our minority shareholders.  All of our senior managers are shareholders of our company.  In addition, the warrants that they collectively hold were issued to them in consideration for their commitment under the exclusivity and non-compete clauses included in the Opportunities Assignment Agreement pursuant to which they are required to recommend and offer to us investment opportunities in the electricity and energy sectors in or outside of Argentina.  See “Item 6.  Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

Our Strategy

Our business activities are focused on the development and value-enhancement of our electricity assets, while continuing to identify, evaluate and invest in other opportunities in the energy sector in Argentina that we believe offer significant growth potential and/or synergies with our electricity businesses.  Our goal is to continue to deliver value to our shareholders by becoming a leading energy company in Argentina in terms of market share, operating excellence and profitability.  We are seeking to realize this goal through the following key business strategies:

•          Becoming Argentina’s Leading Company in the Supply of Electricity Under the Energía Plus Plan.  We are currently converting our Loma de la Lata thermal plant into a combined cycle, increasing its current installed capacity by approximately 178 MW. This expansion, estimated to be completed in the third quarter of 2010, will position Pampa as the Argentine company with the largest installed capacity available for the Energía Plus market.

•         Seeking Improvements to our Tariff and Pricing Schemes.  We remain fully committed to working with the Argentine government to negotiate a new tariff regime for our distribution and transmission businesses that will provide us a reasonable return over these assets.  In addition, we continue our efforts to improve the recognition of costs and margins of our existing generation assets.

•         Increasing our Operating Efficiency.  We are committing significant resources to achieving greater operating efficiency, reducing failure-related costs in our transmission business and improving the quality of our distribution services and the safety of our public infrastructure to allow us to reduce our energy losses to an optimal level.  In addition, we seek to leverage the synergies of our various businesses and continue optimizing our commercial, administrative and technical resources in our generation segment.

•         Identifying and Developing New Opportunities in the Electricity and Energy Sectors.  We continue to seek and develop new opportunities in the electricity and energy sectors, including renewable energy and gas production projects.  Through our extensive knowledge of and expertise in the electricity and energy sectors, we believe we are uniquely positioned to pursue any advantageous opportunities that may arise in these sectors in Argentina.  Particularly regarding the oil and gas sector, we will pursue projects that contribute to the supply of natural gas for our thermal power plants.

•         Optimizing our Capital Structure.  Our management continues working towards the most efficient capital and financing structure, thereby maximizing value to our shareholders, and providing the flexibility required to take advantage of new opportunities in the energy sector.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the year ended and for three-month period ended December 31, 2009 and 2008.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts.  In addition, a portion of Güemes’ revenues is derived under long-term contracts for the exportation of electricity to Uruguay.  When one of our units supplying a contract is not being dispatched, we purchase the energy required to supply that contract from the spot market.  A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA due to a declared operating costs that is higher than that of the marginal cost at that given moment.

	Hidroelectric		Thermal			Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2,003
Maket Share	1.0%	1.4%	1.3%	1.4%	2.3%	7.4%

Net Generation 2009 (GWh)	854	600	1,695	926	2,391	6,466
Maket Share	0.8%	0.6%	1.6%	0.9%	2.2%	6.1%
Sales 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,801

Net Generation 2008 (GWh)	886	617	1,724	1,745	3,312	8,284
Variation Net Generation 2009 - 2008	(3.60%)	(2.77%)	(1.67%)	(46.94%)	(27.82%)	(21.95%)
Sales 2008 (GWh)	1,256	968	1,976	1,817	3,727	9,744

Average Price 2009 (AR$ / MWh)	133.5	160.6	197.5	127.2	255.2	195.8
Average Gross Margin 2009 (AR$ / MWh)	60.3	65.4	77.9	21.3	13.8	42.6
Average Gross Margin 2008 (AR$ / MWh)	54.1	56.7	62.8	27.5	20.4	38.3

Sources: Pampa Energía S.A. and CAMMESA

(1)       Percentage of total installed capacity in Argentina.

(2)       Percentage of total net generation in Argentina for the relevant period.

(3)       Reflects the total generation of our facilities during the year regardless of when we acquired those facilities.

We are currently involved in several expansion projects to increase the generating capacity of our generation assets within the framework of the Argentine government’s Energía Plus regulations.  We expect that, pursuant to these regulations, we will be able to charge market prices for electricity generated through such expanded capacity (subject to maximum profit margins approved by the Argentine government) to large customers in the WEM.  See “—The Argentine Electricity Sector.”

We are currently involved in the following Energía Plus projects:

•         Güemes’ New Open-Cycle: this project is the first of the Energía Plus expansion projects to be completed.  Construction was completed on the project in July 2008, and began commercial operations in September 2008.  The project consists of a new natural gas-powered turbo generator.  As a result of the commencement of commercial operations, Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The supplier of the new equipment was GE Packaged Power.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.

•         Loma de la Lata Project: this project consists of the expansion of Loma de la Lata’s current electricity generation capacity by 178 MW of nominal capacity by means of converting the plant into a combined cycle system generator.  The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant.  Loma de la Lata has entered into an engineering, procurement and construction contract for the installation and construction of one Siemens steam-turbine generator of approximately 178 MW of nominal capacity, three heat-recovery steam-generators and a water cooling tower.  Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 2,650 Kcal/KWh, or 32.4%, and we currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 1,720 Kcal / KWh or 50% for 545 MW.  Completion of the project is currently targeted for the fourth quarter of 2010.

The following table summarizes the current status of our Energía Plus projects:

Project	Location	New Capacity	Total Investment	Invested as of May 31, 2009	Fuel	Estimated Commercial operation
		(MW)	(in millions of U.S. Dollars)
Güemes	Salta	100	U.S.$ 69	U.S.$ 69	Natural Gas(1)	Completed

Loma de la Lata	Neuquén	178	216	199	Combined Cycle. Does not require additional fuel	4Q 2010
Total		278	U.S.$ 285	U.S.$ 268

(1)           Provision warranted by natural gas royalty assignment agreements.

We cannot assure you, however, that these projects will be completed on schedule or will provide the additional capacity or expected efficiency rates upon completion.

Nihuiles and Diamante

History

In May 2006, we entered into a stock purchase agreement with EDF International S.A. (EDFI), a wholly owned subsidiary of Electricité de France (EDF), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante.  Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (Stein) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante.  In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante.  On that same date, we also made an offer to Nucleamiento Inversor S.A. (NISA) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante.  Both of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006.  As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million, of which U.S. $4.9 million (plus interest) remains payable on June 7, 2011.  We have pledged 12.5% of the capital stock of Nihuiles and 12.5% of the capital stock of Diamante to Banco Galicia as security for the payment of the remaining balance of the purchase price.  In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA.  Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  As a result, we currently control, directly and indirectly, 56% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million.  As a result we now indirectly own 47.0% of the shares and votes of HINISA.

In October 2006, we entered into a shareholders’ agreement with Ultracore Energy S.A. (Ultracore), a company controlled by the Stein family, and Stein, which sets forth the rights and obligations of the respective parties with respect to Nihuiles and Diamante.  Among other things, such agreement provides for:

(1)     a right of first refusal in our favor;

(2)     a tag along right in favor of Ultracore, by which Ultracore is entitled to include its shares in any sale by us of our own shares;

(3)     the right of Ultracore to appoint one director and one alternate director in each of HINISA, HIDISA, Nihuiles and Diamante;

(4)     a veto right in favor of Ultracore in respect of certain governance matters; and

(5)     our obligation to cause HINISA’s board of directors to consider the execution of an electric energy supply agreement with Stein.

In October 2006, we entered into an option agreement with Mr. Aldo Héctor Ostropolsky pursuant to which we granted him (for a price of U.S. $30,000) an option to purchase from us shares representing 1.62% of Nihuiles’ voting capital stock and shares representing 1.4% of Diamante’s voting capital stock, which option can be exercised by Mr. Ostropolsky during a period of eight years.

Below are charts depicting the current corporate structures of Nihuiles and Diamante:

Nihuiles

Nihuiles is a holding company that owns Class A and Class B shares representing 31% and 20%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265.2 MW and an effective capacity of 224 MW located in the Province of Mendoza.  HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation and commercialization of hydroelectric power.  In addition, HINISA owns 4.4% of the capital stock of Termoeléctrica José de San Martín S.A. and 4.4% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

The Province of Mendoza currently owns Class D shares representing 10% of the capital stock of HINISA and Class C shares representing 37% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares.  Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares.  Assuming that the Province of Mendoza sells its 37% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA.  Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA.  As a result, such shares may be sold at a time and price per share that is adverse to our interests.  As of the date of this annual report, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA if the Province of Mendoza sells its participation in HINISA.”  We are currently monitoring circumstances with the Province of Mendoza and analyzing our situation in order to preserve all available options to us in the event of a possible sale of the capital stock of HINISA by the Province.

In addition, pursuant to Decree No. 334/06 promulgated by the Province of Mendoza, HINISA’s by-laws may be amended to ensure that the Province retains certain governance rights in HINISA after disposing of its Class C shares.  The proposed amendments, which would be subject to the approval of our board of directors, would include the Province of Mendoza’s right to vote in respect of any of following actions: (1) any action that may directly affect the interest of minority shareholders, such as profit distribution policy, exploitation, management and external advisory costs, etc.; (2) changes to the terms and conditions relating to Nihuiles’ electricity generation as a result of the development of the Grande River and Atuel River projects; (3) certain changes to the operational conditions of Nihuiles; and (4) any agreements within the term market of the WEM.

Pursuant to the Decree No. 1651/07 of the Province of Mendoza, the Province has initiated a public bidding process in order to select a financial advisor to advise the Province in the public offering of its Class C shares and, if such offering is successful, to advise the Province in the sale of its Class D shares.  As of the date of this annual report, we are not aware of the selection of any such financial advisor.  In addition, Decree No. 1838/08 of the Province of Mendoza states that, notwithstanding the provisions of Decree No. 1651/07, the time period granted to HINISA to obtain the authorization for a public offering of the Class C shares, remains suspended.  As a result, HINISA is not currently seeking any authorization to complete a public offering.

Diamante

Diamante is a holding company that owns 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388.4 MW located in the Province of Mendoza.  HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation and commercialization of hydroelectric power.  HIDISA owns 2.2% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.2% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the Nihuiles System).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265.2 MW and effective power of 224 MW.  Since 1990, the average annual generation has totaled 915 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (681 GWh) recorded in 1999.

HINISA sells power under 266 contracts for a total of 67 MW of contracted capacity.  The current outstanding contracts were entered into between 2008 and 2009 and expire between 2010 and 2011.  We currently expect that most of these contracts will be renewed.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the Diamante System).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388.4 MW.  Since 1990, the average annual generation has totaled 615 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA sells power under 186 contracts for a total of 45 MW of contracted capacity.  The current outstanding contracts were entered into between 2009 and 2009 and have expiration dates between 2010 and 2011.  We currently expect that most of these contracts will be renewed.

Summary of HINISA and HIDISA concessions

HINISA’s and HIDISA’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the terms and conditions of the following concessions:

•         Provincial concessions granted by the government of the Province of Mendoza with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for the hydroelectric exploitation of the Atuel River, in the case of HINISA, and the Diamante River, in the case of HIDISA.  These concessions were granted pursuant to Provincial Law No. 6,088 dated December 21, 1993 and related provisions.

•         National concessions granted by the Argentine national government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems.  These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

Term.  The term of the HINISA and HIDISA concession agreements is 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA.

The concessions provide for the creation of the following authorities:

•         The Secretariat of Energy, which is the governing authority under the concession granted by the Argentine government.  Pursuant to Decree No. 570/96, the authority and responsibilities of the Secretariat of Energy were transferred to the ENRE;

•         The Ministry of Infrastructure, Housing and Transportation of the Province of Mendoza, which is the governing authority under the concession granted by the provincial authorities;

•         The Province of Mendoza Irrigation General Department, which is the governing authority with respect to irrigation matters (in cooperation with Obras Sanitarias de Mendoza S.A.);

•         ORSEP, which is the governing authority with respect to dam safety matters; and

•         The Secretariat of the Environment of the Province of Mendoza, which is the governing authority with respect to environmental matters.

Royalty payments.  Each of HINISA and HIDISA is required under the respective concessions to make the following monthly royalty payments:

•         Royalties in favor of (1) the Province of Mendoza, up to 12% in the case of HIDISA and up to 6% in the case of HINISA, and (2) the Province of La Pampa, up to 6% in the case of HINISA, in each case, of the amount resulting from the application of the corresponding bulk sale rate to the electricity sold, pursuant to the provisions of Section 43 of Law No. 15,336, as amended by Law No. 23,164.  Pursuant to applicable regulations, in order to establish the basis for the calculation of such royalties, the monomic price (the price of electricity that includes both the price of energy and the capacity charge) of the electricity produced resulting from the following formula should be used: the sum of the value of power generated at the hour value fixed by the wholesale market plus the amount receivable for the power rendered to the spot market if such power were sold within a certain month, divided by the total power generated during the given month;

•         Royalties in favor of the Argentine national government of (1) up to 2.5% of the amount used as the basis for the royalties calculation in the case of HIDISA, and (2) up to 1.5%, estimated on the same basis in the case of HINISA; and

•         Royalties in favor of the Province of Mendoza of up to 2.5% of the amount used as the basis for the royalties calculation for both HINISA and HIDISA.

Contingency fund.  HINISA and HIDISA, along with the other Argentine hydroelectric generation companies, are obligated to make quarterly payments to a foundation that owns and manages a contingency fund created to cover up to 80% of the aggregate amount of potential costs relating to any repair of the hydroelectric systems at any of the hydroelectric generation companies’ plants, including those of HINISA and HIDISA, that are not covered by their respective insurance policies.

As a result of the economic crisis in Argentina in 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws should be converted into Pesos at an exchange rate of Ps. 1.00 = U.S. $1.00.  The indexation clauses contained in such concessions were also replaced with the “CER” (a benchmark stabilization coefficient).  Upon the conversion from U.S. Dollars to Pesos, the Peso value of the contingency fund exceeded the required funding.  As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund.  However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling U.S. $1.3 million and U.S. $1.9 million, respectively.

Other obligations and potential penalties.  Some of HINISA’s and HIDISA’s principal obligations under their respective concessions include:

•         maintenance and preservation of the hydroelectric systems under the respective concessions;

•         compliance with all dam safety standards and instructions promulgated by ORSEP;

•         performance of regular examinations of the dams;

•         maintenance of accurate records and reports of structural behavior, examination data, inspections, repairs, etc.;

•         preparation of technical annual reports, operations and maintenance manuals, dam examination manuals, reservoirs and auxiliary works manuals; incidents records, etc.;

•         maintenance of a system of surveillance and control of facilities;

•         completion of mandatory works and tasks required under the concessions;

•         maintenance of effective insurance policies and guaranties as required under the concessions; and

•         maintenance of the concession assets free and clear of any liens or encumbrances.

HINISA and HIDISA are subject to potential penalties and fines under their respective concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty.  Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to electric power generation, dam safety, water management, environmental protection, and non-compliance of instructions from ORSEP, CAMMESA, any of the governing authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective governing authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory works) and from 1% to 10% (in cases of any actions considered by the governing authorities as termination events under the concessions).  In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

Performance guaranties.  As security for the performance of their obligations under the respective concessions, HINISA and HIDISA have each deposited Ps. 2.0 million for the benefit of the relevant granting authority under the respective concession.  Absent any setoff by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreements, the guarantee amounts would be released to HINISA and HIDISA, respectively, upon the expiration or termination of the respective concession agreements.

Termination of concessions.  HIDISA and HINISA’s concession agreements may be terminated for the following reasons:

•         Breach of material contractual and legal obligations.  In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine national government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages).  Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company.  After deducting all fines, interests and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions;

•         Certain bankruptcy events in respect of HINISA or HIDISA (as applicable), including any liquidation or winding-up proceedings.  In such case, the termination of the relevant concession shall be automatic;

•         Force majeure or certain actions by third parties that prevent the compliance by HINISA and HIDISA of their respective obligations under their respective concession agreements;

•         Termination by the granting authority due to a breach of its contractual and/or legal obligations; or

•         Expiration of the respective terms of the concession agreements.

In addition, Section 14(d) of Law No. 6088 of the Province of Mendoza provides for the termination of the concessions for reasons of public interest or expropriation for public use.

After the termination of the concession agreements for any cause, any assets transferred to HINISA and HIDISA under the respective concession agreements shall be reassigned to the Province of Mendoza and the Argentine national government, as applicable.

Central Térmica Güemes

History

Our subsidiary Güemes, located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta, is a major generator within the WEM.  Güemes was privatized in 1992 and awarded to the consortium composed of Iberdrola, Duke, TCW and certain other investors.  The purchase price paid by this consortium was U.S. $86.2 million for 60% of the capital stock of Güemes, in addition to the assumption of U.S. $60 million in indebtedness.

In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of Güemes for a total purchase price of U.S. $16.6 million.  In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (Dilurey), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco S.A. (Powerco), a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of Güemes, and (2) an additional 8% of the capital stock of Powerco.  On June 9, 2010 Dilurey changed its name to Pampa Inversiones S.A. (Pampa Inversiones).  In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of Güemes, pursuant to which Mr. Peralta and we each had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta.  In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000.  In September 2007, Loma de la Lata, one our wholly owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by Güemes, which were subsequently converted into ordinary shares (representing 74.19% of Güemes’ total voting capital stock).  In addition, on October 3, 2008, we acquired all of the shares of the Güemes employee stock ownership program (representing 2.58% of Güemes’ total voting capital stock), and as a result we currently hold directly and indirectly 92.26% of Güemes’ total voting capital stock.

Aside from our ownership interest in Güemes, the Argentine national government owns 7.74% of Güemes’ voting capital stock.

Operations

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a recently completed 100 MW gas combustion turbine.  Güemes had net production of 1.695 GWh in 2009.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and its proximity to major gas fields permits Güemes to enter into very competitive supply contracts in terms of price, quality, volume and delivery conditions throughout the year.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW (245 MW of nominal capacity) and an average availability level of net production of 1.7 million MWh/year.  Güemes steam turbine equipment is comprised of two Skoda steam turbines with a gross capacity of 63 MW (60 MW of nominal capacity) each and a third Skoda steam turbine with a gross capacity of 135 MW (125 MW of nominal capacity).  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local term market, to the Energía Plus market (see “Güemes - Expansion Project” below) and for export.  During 2009 Güemes sold 547 GWh to the local term market under 26 contracts representing a total of 93 MW of contracted capacity, 418 GWh to the Energía Plus market (see “Güemes - Expansion Project” below), and 184 GWh in relation to its export contract.

Güemes entered into an electricity export agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA) for the sale of 150 MW of generation to support CEMSA’s sales to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República del Uruguay (UTE).  This agreement, executed in February 2003 with an original term of two years, was extended for another two years in February 2005 and was later renegotiated on April 24, 2007 for a 30-month period beginning on May 1, 2007 and ending on October 31, 2009.  During the life of this contract, the pricing terms have been amended as follows:

•         As a result of energy shortages in Argentina, which led to increased imports of electricity from Brazil and Uruguay, the Argentine government imposed temporary export restrictions, which have been in place from time to time since June 2007.  In response, CAMMESA did not authorize the export of energy to UTE during the winter months of 2007 (May, June, July and August).  Güemes subsequently renegotiated its long-term 150 MW supply contract with CEMSA in November 2007 to continue to support CEMSA’s exports of energy to UTE.  The contract was made retroactive to September 2007.  The principal terms of the amended supply contract, which are subject to a semi-annual review by CEMSA, include:

-         for the period from September 2007 to April 2008, CEMSA would pay a monthly fixed charge of U.S. $350,400 as consideration for Güemes providing capacity availability, irrespective of CAMMESA’s authorization of electricity exports during the period.

-         If CAMMESA had authorized exports, however, CEMSA would pay U.S. $57/MWh for the energy actually delivered to UTE, and the cost of such energy would be deducted from the fixed monthly payment.

•         In April 2008, the agreement was amended to include new pricing terms for the period from May 2008 through April 2009.  The amendment replaced the monthly fixed payment with a Minimum Availability Payment (“MAP”) clause equal to U.S. $400,000 per month and set prices for energy actually delivered at U.S. $67/MWh.  According to the MAP provisions UTE is entitled to a portion of this minimum payment if Güemes is unable to deliver electricity (as a result of internal issues at Güemes or due to CAMMESA export restrictions)  for at least 73 hours during a two-month rolling period.  The amount of recovery available in connection with the MAP is equal to one month’s payment for every two months during which such non-delivery occurs.

•         In May 2009, the agreement was amended to include new pricing terms for the period from May 2009 through October 2009.  The MAP was set at U.S. $400,000 per month and the price for energy actually delivered was set at U.S. $75/MWh.  The MAP recovery in favor of UTE is triggered if Güemes is unable to deliver electricity for at least 37 hours during a two-month rolling period.  The amendment also included a special termination clause that could be invoked by UTE if, during a six-month period, Güemes delivered less than an average amount per month of 37 hours of power.

In November 2009 Güemes renegotiated the agreement including new pricing terms.  The agreement was approved by the Secretary of Energy in December 2009 by means of Resolution No. 1076/2009.  The new agreement is effective from January 2010 through November 2011.  The MAP was set at U.S. $400,000 per month and the price for energy actually delivered was set at U.S. $77/MWh from January 2010 through April 2010.  This price scheme will be adjusted every six months, to take into consideration potential changes in gas prices.  The MAP recovery in favor of UTE is triggered if Güemes is unable to deliver electricity for at least 37 hours during a two-month rolling period.  The amount of recovery available in connection with the MAP is equal to one month’s payment for every two months during which such non-delivery occurs.  If there are no export restrictions but Güemes fails to deliver electricity when requested by UTE because of its own unavailability or transmission constraints, UTE would withhold from the MAP the price of the energy not delivered for up to 80% of the MAP.

Güemes’ current installed generation (361 MW) has an estimated maximum gas consumption level of 2,250 dam3/day, which is a measure of the volume of gas consumed in a day.  One cubic decameter per day is equal to 1,000 cubic meters per day.  Güemes is currently a party to a 200 dam3/day gas supply contract with Tecpetrol S.A. (interruptible) that is scheduled to expire in December 2010, and two contracts with Pan American Energy, one for 550 dam3/day (70% take or pay), which is scheduled to expire in December 2010, and another with a monthly variable volume.  With respect to gas transportation contracts, Güemes is currently a party to a 350 dam3/day firm transportation contract with Transportadora de Gas del Norte S.A. (TGN) that is scheduled to expire in 2027, a 250 dam3/day firm transportation contract with Gasnor that is scheduled to expire in 2011 and two non-firm gas transportation contracts with Gasnor for a total of 940 dam3/day that are scheduled to expire in 2011 and 2012, respectively.

In 2010, we expect that Güemes’ generation will depend on electricity demand in the Provinces of Salta and Jujuy, on new generation capacity available in that region and on transmission restrictions.  A new 132 kv transmission line linking Cobos with Salta Norte is expected to become operational in early 2011 and will permit the dispatch of one of the 65 MW steam turbines as base load.   Güemes will be able to dispatch its full installed capacity without restrictions when the new North West Region to North East Region (NOA-NEA) 500Kv. high voltage transmission line becomes operational, which we expect to occur by October 2011.

Güemes expansion project

Consistent with our strategy of enhancing the value and profitability of our generation assets, we intend to expand the generating capacity of certain of our power generation plants within the framework of the Energía Plus regulations.  We recently completed the first of these expansion projects, which expanded Güemes’ generation capacity through the installation of a new, state-of-the-art gas-fired turbine.

In connection with this expansion project, in September 2007, Güemes’ shareholders approved the issuance of 180,869,600 non-voting preferred shares of Güemes (representing 74.2% of Güemes’ total capital stock) to Loma de la Lata (a wholly-owned subsidiary of ours) in consideration for the assignment by Loma de la Lata of certain contracts with GE Packaged Power Inc. and General Electric International Inc., Sucursal Argentina, for the purchase of an LMS100 aero-derivative gas-fired turbine generator with a nominal capacity of 100 MW (and a gross capacity of 98.8 MW) and the provision of certain ancillary equipment, assistance and services necessary for the installation of such generating unit at Güemes’ facilities and the connection of such generator to the grid.  In exchange for the preferred shares, Loma de la Lata would also provide Güemes with any additional funds necessary for the completion of the expansion project.  As part of the issuance of the preferred shares of Güemes, Loma de la Lata granted the Argentine national government (which owned 30% of Güemes’ voting capital stock) a call option to acquire up to 54,260,880 of the preferred shares of Güemes held by Loma de la Lata, which option was exercisable on or prior to September 18, 2008.  The option was not exercised, and as a result, Loma de la Lata exercised on September 19, 2008, its option to convert its preferred non-voting shares into ordinary shares.  As a result of the conversion, Loma de la Lata currently holds 74.20% of the voting capital stock of Güemes.  In addition, in March 2007, we and Güemes entered into an engagement letter with the Argentine Ministry of Federal Planning, Public Investments and Services, the Argentine Secretariat of Energy and the Province of Salta pursuant to which the parties mutually committed to work toward the implementation of the expansion project within the framework of the Energía Plus regulations.

Construction was completed on the project in July 2008, and commercial operations commenced in September 2008.  Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The new open-cycle  has an efficiency of approximately 1,961 kilocalories per kilowatt hour (Kcal/KWh), or 43.8%.  Our investment in this expansion project totaled approximately U.S. $65 million.

Güemes sells electricity generated by this project under the Energía Plus program.  Güemes has entered into 143 contracts (3 to 5 year contracts from October 2008) for a total of 96.2 MW of contracted capacity under this program.

Royalty assignment agreement

In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign to Güemes approximately 400,000 m3 per day of natural gas which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory.  In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price.  The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause.  The daily amount under the agreement can be increased to 500,000 m3/day if the production of gas in the Province of Salta increases from its current levels.  To date, Güemes has not requested any deliveries under this agreement because it was able to supply the new 100 MW generation with gas contracted with local producers.

Loma de la Lata

History

In December 2006, Central Puerto S.A. (Central Puerto) agreed to sell and assign to us all of the property (both tangible and intangible), land, assets, equipment and personnel (including contracts relating to management personnel) that comprised Central Puerto’s thermal generation plant located at Loma de la Lata in the Province of Neuquén, for a total purchase price of U.S. $60 million.  The purchase of the Loma de la Lata generation asset from Central Puerto was consummated in May 2007.

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of 369 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 123 MW each and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 926 GWh in 2009.

Loma de la Lata expansion project

We plan to expand the generating capacity of Loma de la Lata by building and installing within the current plant the generation facilities and equipment required to convert the plant’s existing units into a combined cycle gas-fired power plant.  This development plan provides for three heat recovery steam generators and a new turbosteam electric generation unit whose operation will take advantage of the hot gas being released by the existing Loma de la Lata gas turbines.  The installation of the steam turbine will provide a combined cycle system that is expected to increase the plant’s capacity by approximately 50%, or 178 MW of nominal capacity, bringing the plant’s total capacity to approximately 547 MW.  The steam that will power the steam turbines is a natural by-product of the current operations at the plant, and the expansion will require no additional gas consumption.  Completion of the Loma de la Lata expansion project requires the installation of:

•         one Siemens steam-turbine generator of about 178 MW of nominal capacity;

•         three heat-recovery steam-generators;

•         a water-cooling tower; and

•         other ancillary installations related to a combined cycle plant.

In September 2007, Loma de la Lata entered into a construction agreement and a materials, equipment and off-shore supply agreement with the Spanish company Isolux Corsan S.A. (Isolux Corsan) and certain of its subsidiaries.  Work on the expansion project is advancing according to the terms of these agreements, and the combined cycle is expected to be tested and synchronized with the grid in the fourth quarter of 2010.  The current target date for the commencement of commercial operations of the Loma de la Lata expansion project is also in the fourth quarter of 2010.

The Loma de la Lata expansion project is expected to cost an aggregate of U.S.$216.2 million (not including VAT and other taxes).  As of the May 31, 2010, Loma de la Lata has paid U.S.$ 198.7 million of this amount.  Loma de la Lata is financing a portion of the remaining cost of the expansion project through two facility agreements with ABN AMRO Bank N.V., Standard Bank Plc. (in their capacity as lenders), and ABN AMRO Bank N.V., Argentine Branch (in its capacity as administrative agent and valuation agent), entered into in May 2008.  We provided full and unconditional guarantees for each of these facility agreements, and an additional guarantee was granted by the deposit in an escrow account of the portion of the proceeds of the September 2008 issuance, in the local Argentine market, of U.S. $178 million aggregate principal amount of 11.25% Loma de la Lata senior notes due 2015, which are also guaranteed by us until satisfaction of certain conditions, primarily related to the completion of the expansion project.  Loma de la Lata plans to use the remainder of the proceeds to make payments under other agreements related to the expansion project and refinance other debt related to the expansion project.  See “Item 5. Operating and Financial Review and Prospects—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory repurchase offer in case of change of control in Loma de la Lata.

On October 4, 2009 Loma de La Lata entered into an agreement with CAMMESA to sell to CAMMESA part of the net capacity resulting from the expansion project and the corresponding electricity generated.  This agreement covers a minimum of 50% of the Project’s net capacity, with the final percentage to be determined at the time the project starts its commercial operation and will depend on the amount of credits, from Loma de La Lata’s or third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the project.  The agreement sets a capacity payment of US$33,383 per MW-month and an energy payment of US$4 per MWh. The term of the agreement is 10 years from the date the project starts its commercial operation.  Loma de la Lata intends to sell the remaining of the electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program.

Loma de la Lata also plans to register this expansion project with the Executive Board of the Clean Development Mechanism (CDM EB) of the United Nations Framework Convention on Climate Change established under the Kyoto Protocol, in order to sell its certified emission reductions (each equivalent to one ton of carbon dioxide) in accordance with the procedures created by CDM EB.

On September 8, 2008, Loma de la Lata sold an Alstom turbine it owned for approximately Ps. 84.7 million.  Loma de la Lata had acquired this turbine for its use in potential generation projects.  As a result of changes in technical and economic circumstances in connection with the projects for which the turbine had been purchased, Loma de la Lata decided to sell this asset.  We recorded a Ps. 61.2 million loss in our consolidated financial statements as of December 31, 2008 included elsewhere in this annual report in connection with this sale.

Natural gas supply

To be able to sell the electricity generated by the Loma de la Lata expansion project within the Energía Plus market rather than in the spot market (as described above), Loma de la Lata will need to have firm gas supply contracts in place at the time it begins commercial operations in the fourth quarter of 2010.

Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name.  This gas field is 100% owned by Yacimientos Petrolíferos Fiscales S.A. (YPF), the largest oil and gas company in Argentina, controlled by the Spanish energy company, Repsol YPF.  The Loma de la Lata gas field delivers approximately 33,000 dam3/day.

Loma de la Lata’s maximum gas consumption is estimated at approximately 2,800 dam3/day.  Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field and is able to enter into gas supply agreements with gas producers other than YPF and then swap them with YPF in exchange for gas at the site.  As of the date of this annual report, Loma de la Lata is a party to the following gas agreements:

•         Non-firm gas supply agreements with Powerco (2,700 dam3/day); and

•         Transportation agreements with Transportadora de Gas del Sur S.A. (TGS) and Transportadora de Gas del Norte S.A. (TGN), which allows Loma de la Lata to receive natural gas from natural gas producers other than YPF and to store gas if for any reason the plant is not able to burn the gas assigned.  Instead of returning the gas to the gas producer, the gas is “stored” in the pipeline.

Because the Loma de la Lata project will help reduce the consumption of fuel oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through, in its variable cost of production, the cost of gas that Loma de la Lata purchases through  the Gas Plus scheme.  Gas Plus is a program launched by Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields.  As stated in Resolution 24/2008, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy.  The currently authorized prices of Gas Plus (U.S. $5.00 per MM BTU to U.S. $5.15 per MM BTU) are higher than that of the regulated gas price for thermal generation.  As a result of this agreement Pampa, and Loma de la Lata in particular, will become an important consumer of Gas Plus in Argentina.

On November 19, 2009, our subsidiary Petrolera Pampa S.A. (“PEPASA”) accepted an offer from YPF S.A. ("YPF") to enter into an investment agreement regarding the exploitation of a block known as "Rincón del Mangrullo" (the "Area"), located in the Province of Neuquén and over which YPF holds an exploitation concession.   Subject to the fulfillment of certain conditions precedent and to the terms and conditions of the Agreement, PEPASA will, in due course, carry out investments in the Area up to a maximum of US$29 million in exchange for the assignment by YPF of certain rights and obligations, including the right over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the Agreement.  In addition, and subject to certain additional investments, PEPASA will have the option to acquire all or part of the natural gas production corresponding to YPF.   One of Pampa's objectives in connection with this agreement is to contribute to the supply of natural gas for Loma de la Lata. The fulfillment of the agreement, and the potential exercise of the option described above, could represent up to 11% of Loma de la Lata's natural gas consumption.  PEPASA will be able to sell natural gas to Loma de la Lata at Gas Plus prices.

Central Piedra Buena

History

In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of MatlinPatterson for the acquisition of 100% of the capital stock of CIESA, which in turn holds 100% of the capital stock of Central Piedra Buena S.A. (Piedra Buena), which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers from the City of Buenos Aires.  The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

Operations

Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each.  Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well).  The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS.  Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded.  Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system.  In addition, Piedra Buena, has its own port facilities at the Bahía Blanca port, and although Piedra Buena shares these facilities with other companies, it has a priority right to use the port’s loading facilities.  Piedra Buena sells electricity to the spot market and the local term market.  During 2009 Piedra Buena sold 1033 GWh to the local term market under 176 contracts for a total contracted capacity of 175 MW.  Piedra Buena has an estimated maximum fuel consumption of 3,900 dam3/day when running on natural gas and 3,400 tons/day when running on fuel oil.  Piedra Buena had a net production of 2,391 GWh in 2009.  Of this amount, Piedra Buena generated 1,099 GWh of electricity using natural gas and the remaining 1,292 GWh using fuel oil, consuming a total of 330,000 dam3 of natural gas and 340,618 tons of fuel oil.

The price of the electricity generated with fuel oil is regulated by the Secretariat of Energy.  In 2008, the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil and financed by the generators.  The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50/barrel plus an additional 10% of the total purchase cost for financial and administrative charges.  In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators.  In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil.  Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, plus the 10% for administrative and financial expenses, plus the shipping cost.  In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% for administrative costs, plus the cost of shipping.

As of the date of this annual report, Piedra Buena is party to a number of interruptible gas supply contracts with Pan American Sur (700 dam3/day), Total Austral (800 dam3/day) and Powerco (4,000 dam3/day).  Piedra Buena is also party to an interruptible gas transportation contract with Camuzzi Gas Pampeana for a daily-variable capacity, and to interruptible gas transportation contracts with TGS for up to 3,600 dam3/day.  Piedra Buena also is a party in firm natural gas transportation capacity agreements for 6 dam3/day with Powerco, and for another 6 dam3/day with TGS.

Ingentis project

The Ingentis project involves the construction of new electricity gas-fired generation plant in the Province of Chubut.  Currently, we own 61% of the capital stock of the project company, Ingentis, and the Province of Chubut owns the remaining 39% of the capital stock.  In August 2007, Ingentis and the Province of Chubut entered into a royalty assignment agreement pursuant to which the Province of Chubut agreed to assign to Ingentis the right to receive the gas that the Province is entitled to collect from gas producers within the Province as in-kind royalties and which could be required for the implementation of the Ingentis project.

We had initially commenced developing the Ingentis project in a joint venture with Emgasud S.A. (Emgasud).  In this respect, we and Emgasud each owned 50% of Inversora Ingentis S.A. which, in turn, held 61% of the capital stock of the project company.  In October 2008, pursuant to the terms of a shareholders’ agreement between us and Emgasud relating to the Ingentis project, Emgasud notified us of their decision to exercise their option to buy our stake in Inversora Ingentis.  The transaction was supposed to close in January 2009, and pursuant to our arrangement with Emgasud, Emgasud assigned to a collateral trust its shareholdings in Inversora Ingentis in order to guarantee payment for our shares.  On January 5, 2009, as a result of the non-compliance of Emgasud with its payment obligations, the trustee transferred to us all the shares of Inversora Ingentis held by Emgasud, and Inversora Ingentis is currently a wholly-owned subsidiary of our company.

The following graph sets forth the current corporate structure in connection with the Ingentis project:

We expected that power generated by the Ingentis project would be marketed within the framework of the Energía Plus regulations.  In furtherance of this project, Ingentis entered into a contract with GE Packaged Power Inc. and General Electric International for the purchase of two 102.3 MW natural gas turbine generators at a purchase price of U.S. $70.2 million.  The completion of the first phase of the project, which consisted of the installation of those two natural gas generators, was originally targeted for early 2010 and was estimated to generate 1,600 GWh of electricity annually.  Plans for next phases of the project were not finalized.

Based on the national and international financial outlook of late 2008 and of 2009, the project was reviewed, specifically with regard to the capacity to be installed and the location of the project in light of natural gas supply and transportation issues.  In relation to this review, Ingentis’ Board of Directors decided to put the turbines up for sale and is considering also other alternatives for the units, as it believes this decision to be the best choice given the changes to the technical and financial conditions that affected the project as originally planned.

Our Transmission Business

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC to acquire 68,400,462 shares of Transelec Argentina S.A. (Transelec), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million.  Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina.  Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders.  The remaining 50% of Citelec’s capital stock was recently acquired by Electroingeniería S.A. (Electroingeniería) and the Argentine state-owned company, Energía Argentina S.A. (Enarsa).  The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

Transener was privatized in July 1993, when Citelec was awarded the Argentine government’s controlling stake in Transener.  In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires.  Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina.  Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning more than 10,000 Transener also owns and operates one of the six regional transmission networks in Argentina, the Transba network.  The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,000 km.

Transener also generates additional revenues from, among other things, the construction, operation and maintenance of the Fourth Line, and services provided to third parties, some of which are provided outside of Argentina.  From time to time, Transener conducts operations outside of Argentina in Brazil.  Transener conducts these operations through its subsidiary, Transener Internacional Limitada (Brazil) (Transener Brazil).  These services consist of, among other things, the operation and maintenance of assets not included in our networks, construction and installation of electrical assets of third parties and training.

Transelec, Electroingeniería and Enarsa have entered into an operating agreement under which each of Transelec, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, Transelec, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its energy transmission revenues.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2009 represent approximately Ps. 5.5 million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2009, were Ps. 295.1 million (Ps. 147.5 million on proportional consolidated basis), representing 50.7% of Transener’s consolidated net revenues for such period.

In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses.  Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project.  Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999, and that ends in December 2014.  Following the adoption of the Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement.  In December 2008, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008.  Because the ENRE did not set an adjustment procedure for these payments, Transener has submitted an administrative claim.  On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2009, were Ps. 85.9 million (Ps. 42.9 million on proportional consolidated basis), representing 14.7% of Transener’s consolidated net revenues for such period.

Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession, such as:

•         the participation in NIS expansion projects (other than Fourth Line Revenue) under construction, operation and maintenance contracts approved by the ENRE;

•         supervision of independent transmission companies that perform construction, operation and maintenance operations relating to NIS expansion;

•         priority maintenance and construction work required under Resolution No. 1/2003 of the Secretariat of Energy and its modifications and amendments;

•         the operation and maintenance of NIS expansion projects of the Plan Federal de Transporte;

•         the operation and maintenance of certain assets of the Transener network;

•         operation and maintenance services provided to third parties who are not independent transmission companies;

•         non-network line operation and maintenance;

•         international operations; and

•         other services (which include, among others, technical assistance, engineering services, equipment installation and training).

Transener’s international operations during 2007 consisted of the operation and maintenance of high voltage transmissions lines in Brazil, through the provision of contracted services to certain companies that were awarded transmission concessions in Brazil.  Most of these contracts were concluded in 2007.In 2009 Transener entered into new contracts to deliver services in Brazil.  These services consist mainly in rendering operation and maintenance services for upgrades and expansions in Brazil’s power grid for investor groups who, under concession agreements, construct and exploit those enhancements. In addition, the services include electromechanical assemblies in substations and lines run by companies engaged in the supply of electricity transmission and distribution services

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2009, were Ps. 201.6 million (Ps. 100.8 million on proportional consolidated basis), representing 34.6% of Transener’s consolidated net revenues for such period.

Tariffs

The tariffs that Transener and Transba receive under their concession agreements are reviewed by the ENRE in accordance with such concession agreements and Argentine Law No. 24,065 (the Electricity Law) and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations.  Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing.  The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index).  The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE.  However, the Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed.  Transener completed its first tariff review process in 1998, but as a consequence of the Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) was replaced by the renegotiation process contemplated by the Emergency Law.  In connection with this renegotiation process, Transener and Transba, respectively entered into new agreements with the Argentine government.  These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Revisión Tarifaria Integral (Integral Tariff Review, or the Transener RTI), pursuant to which rules Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.  These agreements also provide rules for the full tariff review to be conducted by the ENRE.

Transition period rules

The following is a brief summary of the principal rules for the transition period:

Tariffs.  Transener received an average tariff increase of 31% and Transba received an average tariff increase of 25%, commencing on June 1, 2005.

Penalty system.  Penalties related to quality of service under the concessions, which otherwise would be payable by Transener, may be applied by Transener to investments in addition to the investments included in the Transener RTI, provided that Transener has met certain applicable service quality standards.  No penalties will be applied to Transener in connection with certain outages that are not attributable to Transener.

Financial projections.  Transener’s agreement with the Argentine government is based on economic and financial projections for 2005 that was submitted by Transener, including operating costs, investments, amortizations, taxes, fees and cash balance estimations.  The tariff may be adjusted by the ENRE during the transition period depending on cost-variations over costs reflected in the 2005 financial projections.  Transener must also comply with the investments included in these financial projections in order to use its cash balance to pay dividends and debt.  Transener must report on a quarterly basis to the ENRE with respect to its financial performance.

Transener and Transba requested the ENRE to readjust their respective remuneration in order to take into account the impact of the salary increases resulting from the application of Decrees No. 392/03, 1347/03, 2005/2004 and 1295/05 and the increases in operating costs that Transener and Transba have incurred since December 2004.  To this end, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration.

On July 31 2008, the ENRE adopted Resolutions No. 328/08 and No. 327/08, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases.  The adjusted tariffs are effective retroactively as from July 1, 2008.  Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) does not match the real cost increase incurred as of 2004, Transener and Transba have submitted administrative claims seeking the difference.  As of the date of this annual report the companies have received no answer to the claims they submitted to the regulatory authorities and they expect to pursue their claims before the courts.

Full Tariff Review (Transener RTI)

According to the terms of the Transener’s agreement with the Argentine government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities, rate of return and capital base.  The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.

If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

In August 2005 Transener and Transba presented their respective tariff proposals for the new tariff regime to be implemented in February 2006 and May 2006, respectively.  However, on January 13, 2006, the ENRE issued Resolution No. 60, suspending the Transener RTI process.  Subsequently, the ENRE issued Resolution No. 423/2006 extending the application of the tariff scheme and the other transition period rules from February 1, 2006 (in the case of Transener) and from May 2006 (in the case Transba) until, in each case, the conclusion of the Transener RTI process.  On June 29, 2007, in accordance with the terms of the Transener’s agreement with the Argentine government and Law No. 24.065, the ENRE requested that Transener and Transba submit their respective tariff proposals.  In September 2007, Transener and Transba again presented their respective tariff and regulation proposals to the ENRE for the five-year period from 2008 to 2013.

On July 30, 2008, the Secretariat of Energy adopted Resolutions No. 869/2008 and No. 870/2008, which established that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  Pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 4 and 3, 2008, respectively.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Energy Secretariat in its Resolutions No. 869/08 and 870/08 whereby new tariff schedules had to be approved in February 2009.  In October 2009, the two companies filed actions with the courts for the protection of their constitutional rights on grounds of the delay by ENRE to call the Public Hearing and institute the Full Tariff Review process, and to ask the court to order the ENRE to inform the reasons for the delay and to set a new deadline for establishing the new tariff schedule.  On April 27, 2010 the lower court ruled in favor of the presentation by the two companies and ordered the ENRE to respond to the requests of the two companies within 20 working days. The ENRE has appealed the ruling and at the time of this annual report, the appeal is still pending resolution by the appellate court.

The Transener Concession Agreement

Transener entered into a concession agreement with the Secretariat of Energy on July 16, 1993.  Transener’s concession grants to Transener the exclusive right (subject to certain limitations described below) to provide service of high voltage electricity transmission throughout the Transener network until July 17, 2088.  The Argentine government may grant Transener an extension of the concession for up to ten years at no additional cost, provided that Transener requests such extension at least 18 months prior to the expiration of the concession.  If such extension is granted, the Argentine government is entitled to terminate the exclusivity of the concession.

Under the terms of the Transener concession agreement, Transener is required to, among other things, transmit high voltage electricity in compliance with certain quality standards, provide access to existing transmission capacity in the Transener network to WEM agents, comply with social security and environmental regulations and operate and maintain the transmission system in compliance with required quality standards.

The 95-year term of the Transener concession is divided into nine management periods.  The first management period, which began in 1993, has a 15-year term and each subsequent management period lasts ten years.  At least six months prior to the commencement of each ten-year management period, the ENRE is required to call for bids for the purchase of the controlling stake in Transener (represented by Transener’s Class A shares).  The then current owner(s) of the controlling stake in Transener may submit (under seal) their valuation of the controlling stake in Transener and, if their valuation is greater than or equal to the amount of the highest bid submitted by other parties, the owners of such controlling stake will retain ownership of such interest in Transener without making any payment to the Argentine government.  Consequently, if the owner(s) of the controlling stake in Transener wish to retain control at the end of any management period, they may bid an amount that would ensure their continued control without incurring any additional cost as a result of such bid.  In the event another bid exceeds that of the then current owners of the controlling stake in Transener, the party submitting such bid would receive the controlling stake in consideration for the submitted bid amount, which would be paid to the then current owners of the controlling stake in Transener.  Transener’s rights and obligations under its concession agreements will not be affected by any change in the ownership of the controlling stake.

The transmission service provided by Transener is granted on an exclusive basis because it is considered a natural monopoly.  Should technological innovations make the provision of such service under competitive conditions practicable, the Argentine government reserves the right to terminate the exclusivity of Transener’s concession.  Such right by the Argentine government may only be exercised at the beginning of each management period provided that notice of such exercise is given to the then current owners of the controlling stake in Transener no later than six months prior to the commencement of the following management period.

The Argentine national government may terminate the Transener concession only if Transener enters into bankruptcy, and Transener may terminate the concession agreement if the government breaches the terms of the concession.  In addition, Transener’s concession includes a pledge in favor of the Argentine government all of the Transener Class A Shares held by Citelec, which constitute a controlling stake in Transener.  Upon the occurrence of certain events of default specified in the concession agreement (including, among others, if (1) penalties in any 12-month period exceed 5% of our total regulated revenue during such 12-month period; (2) a transmission line or connection equipment is out of service for more than 30 days; or (3) the Transener network has on average, more than 2.5 forced outages per 100km over a 12-month period), the Argentine government may enforce the pledge on the Class A Shares and sell the controlling stake in Transener in a public bidding process in which the holders of such controlling stake will not be allowed to participate.  However, the enforcement of the pledge does not cause the termination of Transener’s concession.  The concession could only be revoked if Transener is declared bankrupt (in which case, the Argentine government would have the right under the concession to foreclose its pledge over the Class A shares).

The Transba Concession Agreement

The Transba concession agreement, which is similar to Transener’s concession agreement, was signed by Transba and the Secretariat of Energy on July 31, 1997.  Transba’s concession grants to Transba an exclusive right to provide service of electricity transmission throughout the Transba network until August 1, 2092.  The Argentine government may grant Transba an extension of the concession for up to 10 years at no additional cost, provided that Transba requests such extension at least 18 months prior to the expiration of the concession.  If such extension is granted, the Argentine government is entitled to terminate the exclusivity of the concession.

Under the concession, Transba is required to, among other things, transmit electricity via trunk lines in compliance with certain quality standards, provide access to existing transmission capacity in the Transba network to WEM agents and maintain the Transba network to ensure continued provision of the services.  In addition, Transba’s concession requires the monitoring of connections to the Transba network, the provision of information to CAMMESA about any new connections to the Transba network, the provision of information to CAMMESA required for the administration of the WEM and process any request for expansion in the transmission capacity of the Transba network.

Transba’s concession is also similar in other material respects to Transener’s concession and provides for, among other things, nine management periods of ten years each (or, in the case of the first such management period, 15 years) commencing on the date of Transba’s concession agreement, a bidding procedure with respect to controlling stake in Transba and termination provisions similar to those included in Transener’s concession agreement.  In addition, Transba’s concession agreement also provides for a pledge in favor of the Argentine government of all of Transba Class A Shares that are held by Transener, which constitute the Transener’s controlling stake in Transba.  Upon the occurrence of certain events of default, specified in Transba’s concession agreement (including, among others, if (1) penalties in any 12-month period exceed 15% of Transba’s total revenues, (2) a transmission line is out of service for more or connection equipment is out of service for more than 30 days, or (3) the Transba network has on average more than seven forced outages per 100 km over a 12-month period), the Argentine government may enforce the pledge on the Class A shares of Transba held by Transener and sell such shares in a public bidding process, pursuant to which Transener would lose its controlling stake in Transba.

Property, plant and equipment

As of December 31, 2009, Transener operated and maintained the following assets throughout fourteen provinces in Argentina:

Transmission Lines
500 kV	9,749 km
220 kV	568 km
Connection Equipment
500 kV linkage	33
220 kV linkage	3
132 kV linkage	90

Transformation Equipment
Capacity	12,050 MVA

Reactive Equipment
Capacity	13,399 MVAr

                As of December 31, 2009, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5,534 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	52
66 kV linkage	7
33 kV linkage	179
13.2 kV linkage	294
Transformation Equipment
Capacity	5,132 MVA
Reactive Equipment
Capacity	22.5 MV Ar

Our Distribution Business

Electricidad Argentina (EASA)

EASA is the holding company of Edenor, our distribution subsidiary.  In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (DESA) and IEASA S.A. (IEASA), which collectively hold 100% of EASA’s capital stock, in exchange for new shares of our capital stock.  The total number of shares of our capital stock to be received by the indirect EASA shareholders was subsequently adjusted pursuant to the terms of a stock subscription agreement entered into in July 2007.  Following the receipt of a fairness opinion and the favorable review by our audit committee, the terms of such transaction were approved by our shareholders at a meeting held on August 30, 2007.  The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Prior to its acquisition in September 2005 by, among others, DESA and IEASA, EASA’s capital stock was held by EDFI, and was engaged in certain other business activities (including holding the capital stock of other EDF affiliates).  Since October 2005, EASA’s activities have been limited to the holding of its 51% controlling stake in Edenor and to providing certain financial consulting services to Edenor.  In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002.  In connection with this restructuring, EASA issued approximately U.S. $85.3 million in new U.S. Dollar‑denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt.  Since EASA’s activities are limited to the holding of its controlling stake in Edenor, EASA’s ability to meet its debt service obligations under these new notes depends largely on the payment by Edenor of dividends or other distributions or payments to EASA.

In April 2007, Edenor completed the initial public offering of its Class B common shares, in the form of shares and ADSs.  Edenor’s ADSs are listed on The New York Stock Exchange under the symbol “EDN”, and its Class B shares are listed on the Buenos Aires Stock Exchange under the same symbol.  Following the initial public offering, EASA continues to hold 51% of Edenor’s common stock (in the form of Class A shares), and substantially all of the remaining 49% of Edenor’s common stock is held by the public.

In accordance with the terms of Edenor’s concession, EASA has pledged its 51% stake in Edenor to the Argentine government to secure the obligations set forth in the concession.  See “Empresa Distribuidora y Comercializadora Norte (Edenor)—Edenor’s Concession—Pledge of Class A Shares.”

Empresa Distribuidora y Comercializadora Norte (Edenor)

Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2008.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2009, Edenor served 2,604,612 customers.

Edenor’s concession

Edenor is a public service company incorporated on July 21, 1992 as part of the privatization of the Argentine state‑owned electricity utility, SEGBA.  At the time of privatization, SEGBA was divided into three electricity distribution companies, including Edenor, and four electricity generation companies, and, as part of the privatization process, in August 1992 the Argentine government granted Edenor a concession to distribute electricity on an exclusive basis within a specified area, which we refer to as Edenor’s service area, for a period of 95 years.

In September 2005, Edenor entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of Edenor’s concession (the Adjustment Agreement).  The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine government granted Edenor an increase of 28% in its distribution margin, subject to a cap in the increase of Edenor’s average tariff of 15%, to be allocated solely to Edenor’s non-residential customers (including large users that purchase electricity in the wheeling system).  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the Edenor RTI.  See “—Tariffs.”

Term.  Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period at Edenor’s request.  The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods.  However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI.  The remaining ten-year periods will run from the expiration of the extension of the initial management period.  In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake.  If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid.

Obligations.  Under the concession, Edenor is obligated to supply electricity upon request by the owner or occupant of any premises in its service area.  Edenor is entitled to charge for the electricity supplied at rates that are established by tariffs set by the ENRE.  Pursuant to its concession, Edenor must also meet specified service quality standards relating to:

•         the time required to connect new users;

•         voltage fluctuations;

•         interruptions or reductions in service; and

•         the supply of electricity for public lighting and to certain municipalities.

Edenor’s concession requires it to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in the concession.  Edenor is also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of electricity distribution services.  The ENRE also requires Edenor to compile and periodically submit various types of reports regarding the quality of its service and other technical and commercial data.

Fines and penalties.  Pursuant to the concession, the ENRE may impose various fines and penalties on Edenor if it fails to comply with its obligations under the concession, including a failure to meet any of the quality and delivery standards set forth in the concession.  The ENRE may also impose fines for any of network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks.  In addition, the ENRE may impose fines for inconsistency in technical information required to be furnished to the ENRE.

Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI.  The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments.  As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay approximately Ps 306.1 million in accordance with the payment plan provided for in the Adjustment Agreement.  This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.  In 2009, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 58.5 million, which represented 2.8% of Edenor’s energy sales.  As of December 31, 2009 Edenor’s accrued fines and penalties imposed by the ENRE amounted to Ps. 377.5 million.

Pledge of Class A shares.  In accordance with the concession, EASA has pledged its 51% stake in Edenor to the Argentine government to secure the obligations set forth in the concession.  The Adjustment Agreement extends the pledge to secure the obligations under that agreement as well.  The Argentine government may foreclose its pledge over the Class A shares and sell them in an public bidding process if any of the following occur:

•         Edenor incurs penalties in excess of 20% of its gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

•         EASA fails to obtain the ENRE’s approval in connection with the disposition of the Class A shares;

•         material and repeated breaches of the concession that are not remedied upon request of the ENRE;

•         EASA creates any lien or encumbrances on the Class A shares (other than the pledge to the Argentine government);

•         EASA or Edenor obstruct the sale of the Class A shares at the end of any management period under our concession;

•         Edenor’s articles of incorporation or voting rights are amended in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

•         Edenor or any existing or former shareholder of EASA who has brought claims against the Argentine government in the ICSID does not desist from its ICSID claims against the Argentine government following completion of the Edenor RTI and the approval of a new tariff regime.

Revocation of concession.  The Argentine government has the right to revoke the concession if Edenor enters into bankruptcy and the government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state‑owned company that will be sold in an international public bidding process.  At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net of any debt owed by Edenor to the Argentine government, and any residual proceeds will be distributed to Edenor’s shareholders.

Tariffs.  Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

•         the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

Large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them.  Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases.  Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh.  On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009.  The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh.  The modification to the ENRE rate charts did not have any effect on Edenor’s VAD.  The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.   As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices.  However, the Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses.  As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff.  Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD.  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below.

The Adjustment Agreement also contemplates the CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year).  If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) is 5% or more, the ENRE is required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base.  Edenor may also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs is 10% or more.  On January 30, 2007, in addition to formally approving Edenor’s new tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006.  This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007.  The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007.

In May 2007, Edenor requested an additional 11.3% increase in its distribution margins under the CMM to reflect variations in Edenor’s distribution cost base compared to the recognized distribution cost base as adjusted by the May 2006 CMM.  In October 2007, the Secretariat of Energy published Resolution No. 1037/2007, which granted Edenor an increase of 9.63% to its distribution margins.  However, this increase has not been incorporated into Edenor’s tariff structure.  Instead, the resolution establishes that the funds that Edenor is required to collect and transfer to the PUREE may be retained by Edenor to cover this May 2007 CMM increase and future CMM increases until the new tariff structure is established pursuant to the Edenor RTI as contemplated by the Adjustment Agreement.  Initially, Edenor was expected to reimburse the amounts deducted from the PUREE.

In November 2007, Edenor requested an additional 7.51% increase to its distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007.

On July 31, 2008, the ENRE issued Resolution No. 324/2008, which approves new electricity tariff schedules for Edenor that partially incorporate the adjustments resulting from past applications of the CMM that had not been previously incorporated into Edenor’s tariff schedules.  This new tariff schedule is retroactively effective as from July 1, 2008.  The new tariff schedule provided Edenor with an overall 17.9% increase in its aggregate distribution margins, reflecting increases ranging from 10% in the average bills of medium-consumption residential customers to 30% in the average bills of very high consumption residential customers, as well as 10% in the average bills of other customers (except for public lighting).

On November 26, 2008, the ENRE authorized Edenor to permanently keep the funds it withheld from the PUREE as compensation for the retroactive portion of the 7.56% CMM adjustment for the period ending in November 2007, which had not been factored into Edenor’s tariffs in previous periods.

On October 31, 2008, the Secretariat of Energy issued Resolution No. 1169/08 approving the new seasonal benchmark prices for energy and power on the WEM, which did not involve the VAD portion of the distribution tariff and thus does not represent an increase in Edenor’s revenues.  Consequently, the ENRE issued Resolution No. 628/08 approving the rate schedule effective as from October 1, 2008 for Edenor’s customers.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission to the final customer.  Please see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Electricity Prices and Tariffs.”

These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI, with the ENRE under the Adjustment Agreement.  The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return.  Pursuant to Resolution No. 434/2007 of the Secretariat of Energy, the new tariff structure under the Edenor RTI was supposed to take effect in February 2008.

On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/2008, which modifies Resolution No. 434/2007, and establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009.  In addition, Resolution No. 865/2008 stated that in the event that the Edenor RTI results in an increase in the then effective electricity tariffs, such increase would take place in three stages: one in February 2009, another in August 2009 and another in February 2010.

As of the date of this annual report, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI, which was expected to be in effect since February 1, 2009.

On November 12, 2009, Edenor submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008.  The proposal included, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to their customers (such as taxes on financial transactions), a revised analysis of its distribution costs, modification to its quality of service standards and penalty scheme and, finally, a revision of its asset base and rate of return.  The presentation included three different scenarios and related tariff proposals:  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect.  Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs, contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.

However, as of the date of this annual report, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached that it will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine government.

Customers.  Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 and T1-R2): residential customers whose peak capacity demand is less than 10kW.  In 2007, this category accounted for approximately 40% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW.  In 2007, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2007, this category accounted for approximately 9% of Edenor’s electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2007, this category accounted for approximately 20% of Edenor’s electricity sales.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  In 2007 this category represented approximately 17% of Edenor’s electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2007, this category accounted for approximately 5% of Edenor’s electricity sales.

Edenor strives to maintain an accurate categorization of its customers in order to charge the appropriate tariff to each customer.  In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential users.

Shantytowns.  In accordance with the terms of its concession, Edenor supplies electricity to low-income areas and shantytowns located within its service area.  In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns.  Under this agreement, Edenor is compensated for the service Edenor provides to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown.  In addition, Edenor is compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement.  The term of the new framework agreement was four years, commencing from January 1, 2003, which could be renewed for another four-year term if the parties agree.  The Framework Agreement expired on December 31, 2006.  On October 26, 2006, Edenor entered into a Payment Plan Agreement with the government of the Province of Buenos Aires that establishes the conditions pursuant to which the Province of Buenos Aires will honor its obligation to Edenor amounting to Ps. 27,114, for the period from September 2002 to June 2006, which the Province agrees to verify in accordance with the provisions of the new Framework Agreement. In addition, the Province agrees to pay the debt and resulting from this verification, in 18 equal, consecutive and monthly installments.  As of December 31, 2009, the balance corresponding to the Payment Plan Agreement amounted to Ps. 2.3 million.

On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009.  Throughout this process, Edenor continued to supply energy to shantytowns.  During November and December 2009, Edenor received from the Argentine government payments for a total amount of Ps. 20 million.  In March and May 2010, Edenor received from the Argentine government payments of Ps. 5.0 million and Ps. 3.1 million, respectively.  Edenor’s receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 54.8 million as of December 31, 2009.  In March 2010, Edenor signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to it by the Province of Buenos Aires under the new framework agreement.  The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds (Bonos de Cancelación de Deuda), which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province.  The agreement was signed subject to the approval of the Provincial Executive Power and Edenor's board of directors.  Edenor’s board accepted the agreement in the meeting held on April 27, 2010.   In May 2010, Edenor received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million (principal amount) of Cancellation Bonds.   These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011.   The Cancellation Bonds received by Edenor amortize in twelve equal and consecutive payments, have a three month grace period for capital payments and earn interest at a rate of BADLAR plus 450 base points and are freely transferable.  Edenor’s receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 55.3 million as of March 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.  Throughout this process, Edenor has continued to supply energy to the shantytowns.

Energy losses.  Energy losses are equivalent to the difference between energy purchased and energy sold.  Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers.  Non-technical losses are primarily due to illegal use of Edenor’s services.  Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its customers the cost of these purchases up to a loss factor specified in the concession for each tariff category.  The average loss factor under Edenor’s concession is 10%.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 1999:

	Year ended December 31,
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Technical losses	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%
Non-technical losses	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%

Total losses	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%

Employees

Excluding those employed by us on a temporary basis, at December 31, 2009, we, together with our co-controlled companies, had 4,613 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2009			At December 31, 2008			At December 31, 2007
	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total
Generation	316	295	611	306	163	469	295	191	486
Transmission(1)	809	492	1,301	793	431	1,224	739	507	1,246
Distribution	2,179	513	2,692	2,000	489	2,489	1,927	542	2,469
Holding	-	9	9	-	119	119	-	45	45
Total	3,304	1,309	4,613	3,099	1,202	4,301	3,099	1,202	4,301

______________________

(1)     Includes the total number of employees of each company in which we have a co-controlling interest.  We proportionally consolidate our share of the associated costs related to these employees.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries.”

Approximately 71.6% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2009, but due to inflationary pressures, we reopened negotiations during the first months of 2010.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  To date, we have experienced no labor strikes or work stoppages.

We offer a variety of benefits beyond those required by the Argentine Labor Contract Law, but make no payments to retirees or terminated employees.  In accordance with the agreements we have entered with the unions at some of our subsidiaries, we are required to pay certain seniority premiums to retiring employees as a one time payment upon retirement.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plants and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged approximately U.S. $80,120 per month in 2009 (U.S. $21.1 per m2).  For building expenses, our monthly payments in 2009 averaged Ps. 34,500.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

	At December 31, 2009	At December 31, 2008
	(in millions of pesos)
Generation	Ps. 1,657.1	Ps. 1,088.3
Transmission	766.5	769.0
Distribution	3,850.2	3,638.2
Holding	1.1	9.1
Total	Ps. 6,274.9	Ps. 5,504.7

Insurance

In our distribution business, our physical assets are insured for up to U.S. $526.5 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.  In our transmission business we are insured for damages to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S. $1,817.3 million for Transener and U.S. $432.1 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines with a limit of U.S. $1 million.  In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $1,326.5 million.  In the case of our generation expansion projects, we currently carry full liability construction insurance, including advance loss of profit insurance, for assets valued up to U.S. $205.0 million.

Item 4A.        Not Applicable.

Item 5.           Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements,” and “Item 3.  Key Information—Risk Factors” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with our financial statements and related notes contained in this annual report, as well as “Item 3.  Key Information—Selected Financial Data.”

Overview

We acquired all of our principal generation, transmission and distribution assets relatively recently, commencing in the second half of 2006 and, in each case, after Messrs. Damián Mindlin, Gustavo Mariani, and Ricardo Torres acquired a majority stake in us in November 2005.  At the time of our acquisition by these individuals, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  After November 2005, our business activities consisted principally of identifying and executing investments in the Argentine electricity sector.  As a result of the acquisitions we have consummated since the second half of 2006, we have become the largest fully integrated electricity company in Argentina.

Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following the recent acquisitions of our principal generation, transmission and distribution assets.  Consequently, our financial results for the periods following the first half of 2006 are not comparable with the results for the periods preceding June 30, 2006 (the end of our former fiscal year), and the historical financial information contained in this annual report and in our audited financial statements as of and for the fiscal years ended June 30, 2006, 2005 and 2004 is not likely to be relevant for purposes of evaluating the performance of our current businesses and operations.

Below is a summary of our principal generation, transmission and distribution assets, including the respective acquisition date and price for each asset:

•         Generation:

-         90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U.S. $55.7 million, of which US $50.8 million were paid at closing on October 18, 2006 and U.S. $4.9 million (plus interest) are to be paid on June 7, 2011.  On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA.  Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  Therefore, we currently control, directly and indirectly, 56% of the stock capital and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, as a result we now indirectly own 47.0% of the shares and votes of HINISA;

-         100% of the capital stock of CIESA, which in turn holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007 for a total purchase price of U.S. $85.0 million;

-         100% of the capital stock of Powerco, the owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer; and

-         100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.19% of Güemes’ voting capital stock).

•         Transmission: 100% of the capital stock of Transelec, which holds 50% of the capital stock of Citelec, the owner of 52.65% of the capital stock of Transener (the largest electricity transmission company in Argentina).  Pampa acquired from Dolphin Opportunity LLC on September 15, 2006, 89.76% of Transelec’s capital stock for a purchase price of U.S. $48.5 million; the remaining 10.24% of Transelec’s capital stock was collectively held by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, who had a right to sell those shares to us after January 1, 2008.   This right was exercised on January 2, 2008 for a total purchase price of Ps. 38.8 million (U.S. $12.3 million).

•         Distribution: 100% of the capital stock of DESA and IEASA, which collectively hold 100% of the capital stock of EASA, the owner of 51% of the capital stock of Edenor (the largest electricity distribution company in Argentina), acquired on September 28, 2007 from the former indirect shareholders of EASA in exchange for 480,194,242 shares of our common stock (of which 436,745,975 were issued in the form of Global Depositary Receipts (GDSs).  In addition, as of the date of this annual report, we have acquired through open market transactions carried out by our subsidiary Pampa Inversiones a total of 44,285,292 of the publicly listed shares Class B of Edenor for an aggregate price of approximately Ps. 64.7 million.

In addition to our principal businesses, below is a summary of certain non-core assets and investments we hold in our holding segment, directly or indirectly, including the respective acquisition date and price for each asset:

•         Approximately 13.3% of the capital stock (representing 4.1% of the voting rights) of Cerámica San Lorenzo S.A. (Cerámica San Lorenzo), a leading Argentine producer of ceramic floor coverings and tiles, acquired between February 2007 and March 2008 for an aggregate purchase price of approximately U.S. $8.3 million and having a market value of approximately Ps. 19.9 million (U.S. $5.2 million) based on a trading price of Ps. 2.10 per share on the Buenos Aires Stock Exchange as of December 31, 2009.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

•         4.47% of the capital stock of San Antonio Internacional Ltd., a company that indirectly owns certain on-shore drilling and well treatment businesses, which shares were acquired on October 30, 2007, on May 30, 2008 and on June 26, 2008, by Pampa Inversiones, one of our wholly-owned subsidiaries, for a total purchase price of approximately Ps. 81.7 million (U.S. $25.8 million).  As of December 31, 2009, these shares have been accounted for at their estimated realizable value amounting to Ps. 77.9 million.

•         13 lots at the Benquerencia Exclusive Club, a real estate development located in San Miguel del Monte, approximately 80 miles from the City of Buenos Aires, acquired in January 2006 and with a book value of approximately Ps. 1.6 million (approximately U.S. $0.4 million) as of December 31, 2009.

Sources of Revenues

Generation

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts.  In addition, a portion of Güemes’ revenues is derived under long-term contracts for the exportation of electricity to Uruguay.  We expect that as our Energía Plus expansion projects come on line, the proportion of our sales made under term contracts will increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects.  See “Item 4. Information on the Company—The Argentine Electricity Sector—Energía Plus.”

Transmission

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses.  Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession and Transener’s international operations.

Distribution

Our distribution operations generate revenues mainly from net energy sales to users in our distribution service area.  Net energy sales reflect the distribution tariffs Edenor charges its customers (which include Edenor’s energy purchase costs) and reflect deductions for fines and penalties incurred in our distribution operations during the year.  In addition, our distribution revenues include late payment charges charged to customers for delays in payment of our bills, connection and reconnection charges and leases of poles and other network equipment.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in prices for our electricity sold and in our regulated transmission and distribution tariffs, fluctuations in demand for electricity in Argentina and our costs of sales and operating expenses.

Argentine economic conditions and inflation

Because a substantial portion of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country.  In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins.  Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  The crisis and the government’s policies during this period severely affected the electricity sector, as described below.  Although over the past seven years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.  However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2009	2008	2007	2006	2005	2004	2003
Real GDP (% change).	0.9	6.8	8.7	8.5	9.2	9	8.8
Nominal GDP (in millions of Pesos)	1,145,458	1,032,758	812,456	654,413	532,268	447,643	375,909
Real Consumption (% change)	0.5	6.5	8.8	7.4	8.5	8.3	7.0
Real Investment (% change)	(10.2)	9.1	13.6	18.2	22.7	34.4	38.2
Industrial Production (% change)	0.4	4.9	7.5	8.3	7.7	10.7	16.3
Consumer Price Index	7.7	7.2	8.5	9.8	12.3	6.1	3.7
Nominal Exchange Rate (in Ps. /U.S.$ at period end)	3.7963	3.4535	3.151	3.0585	3.03	2.98	2.93
Exports (in millions of U.S.$)	55,750	70,021	55,933	46,569	40,013	34,550	29,939
Imports (in millions of U.S.$)	38,771	57,423	44,780	34,159	28,692	22,445	13,851
Trade Balance (in millions of U.S.$)	16,979	12,598	11,153	12,410	11,321	12,105	16,088
Current Account (% of GDP)	3.7	2.2	2.7	3.8	3.0	2.2	6.3
Reserves (in millions of U.S.$)	47,967	46,386	46,176	32,037	28,077	19,650	14,120
Tax Collection (in millions of Pesos)	304,930	269,375	199,781	150,008	119,252	98,285	72,275
Primary Surplus (in millions of Pesos)	17,286	32,529	25,719	23,156	19,661	17,360	8,688
Public Debt (% of GDP at December 31) *	48.8	48.8	56.1	64.0	73.9	127.3	138.7
Public Debt Service (% of GDP)	7.5	5.5	5.8	5.1	5.4	5.8	3.2
External Debt (% of GDP at December 31) *	38.5	39.4	47.6	51.3	64.4	112.4	129.5

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Does not include hold outs

Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline.  The economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies).  The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board.  The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves.  This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

The Convertibility regime achieved price stability which, coupled with other political and economic measures, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina.  At the same time, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso’s peg to the U.S. Dollar.  In addition, related measures restricted the Central Bank’s ability to provide credit, particularly to the public sector.

Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997.  This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil’s currency in 1999, which led to the widespread withdrawal of investors’ funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina’s principal export market at the time.  According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001.  In the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

2001 Economic crisis

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect.  On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso.  On December 24, 2001, the Argentine government suspended payment on most of Argentina’s foreign debt.

The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001.  After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the Province of Buenos Aires, to complete De la Rúa’s term through December 2003.

On January 6, 2002, the Argentine congress enacted the Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility regime, including the fixed parity of the U.S. Dollar and the Peso.  Following the adoption of the Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación.  The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses.  The devaluation caused many Argentine businesses (including certain of our subsidiaries and co-controlled companies) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry.  The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation.  According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

Following the adoption of the Emergency Law, the Argentine government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

Pursuant to the Emergency Law, the Argentine government, among other measures:

•         converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•         froze all regulated distribution margins relating to the provision of public utility services (including the margins of certain of our subsidiaries and co-controlled companies);

•         revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including the concessions of certain of our subsidiaries and co-controlled companies); and

•         empowered the Executive Branch to conduct a renegotiation of public utility contracts (including the concessions of certain of our subsidiaries and co-controlled companies) and the tariffs set therein (including the tariffs of certain of our subsidiaries and co-controlled companies).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including certain of our subsidiaries and co-controlled companies).  Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs.  At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility regime and included material levels of U.S. Dollar‑denominated debt.  Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including certain of our subsidiaries and co-controlled companies) to suspend payments on their foreign currency debt in 2002.

Economic recovery

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import‑substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002.  While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets.  At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003.  During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi‑money securities from circulation and eliminated all deposit restrictions.  The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.  In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms.  Approximately U.S. $19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding according to the Argentine Ministry of Economy and Production.  On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

From 2003 to 2008, the economy continued recovering from the 2001-2002 economic crisis.  The economy grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007, and 6.5% in 2008, led by private sector consumption and public expenditure, led by strong exports (especially commodities exports).  Growth in public expenditures, however, consistently exceeded the rate of increase in revenue and nominal GDP growth, eroding fiscal surplus and reaching historical high levels in terms of GDP.  From a supply perspective, the tradable sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market.  Exports improved in terms of quantities and also in terms of prices due to an exceptional global context (demand and prices of Argentine exports).  Current account improved significantly, registering surpluses since 2002.

To help resolve the situation of the holdouts from the 2005 restructuring, Argentina started a debt swap on May 3, 2010 that ended on June 22, 2010.  The acceptance to the offer reached 67%, above the 60% target of the Government but below previous expectations (that were near a 75% level).  Whit this acceptance level, almost 93% of the defaulted debt of 2002 has been regularized (combined with the 2005 debt swap).  Due to the economic crisis in Europe that affected international financial markets and some domestic problems it is not clear at this time if the government will be able to issue new debt within the next few months as it was originally expected by the authorities.

International economic crisis and domestic economy performance in 2009.

According to official figures (provided by the INDEC), the real GDP grew 0.9% during 2009.  While this represents a clear deceleration compared to the average annual growth registered between 2003 and 2008 (8.5%), it reflects the continuation of economic growth even after a global financial/economic crisis.  The decrease in domestic economic activity started by the end of 2008 when the uncertainties related to the global financial/economic crisis affected both industrial managers and the general public as well, negatively affecting private consumption and industrial investment decisions.  But, as a result of a recovery in the global economy beginning in the second quarter of 2009, and due to the relative stability of the local financial markets (in part due to an appropriate foreign exchange policy) the local economy started to recuperate by mid 2009.

Real investments were also negatively affected during 2009 with a decrease of 10.2% (from a 9.1% increase in 2008), according to official figures.  This negative performance also implied a lower participation of real investments in the GDP.  In 2008 real investments represented 23.1% of GDP, while in 2009 it represented 21.1%.

In relation to fiscal policy, primary expenditure growth in 2009 remained at similar levels (30.2% in 2009 compared to 34.9% in 2008) while revenues growth was lower than in 2008 (19.3% in 2009 compared to 39.6% in 2008).  As a result primary surplus deteriorated from 2008 to 2009, the Argentine government saved only 1.5% of GDP in 2009 compared to 3.2% of GDP in 2008.

Regarding foreign exchange policy, the Central Bank responded to the global and local financial situation by stabilizing the exchange market.  As a result there was no significant pressure on the local banking system and, while there were peaks at certain points in time, local rates were at normal levels for the year and the foreign exchange market remained stable in 2009.

Electricity prices and tariffs

Our revenues and margins are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by our transmission and distribution concessions).  Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, which, if successful, would have a significant impact on our results of operations.

Electricity prices

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts.  In addition, a portion of Güemes’ revenues is derived under long-term contracts for the exportation of electricity to Uruguay.

In the course of 2009 the authorities responsible for the energy sector have continued with the policy adopted in 2003 consisting in having the spot price at the Wholesale Electricity Market (WEM) determined on the basis of the maximum variable production costs recognized for power units that are either fed with gas or available for burning natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price so sanctioned is equal to the marginal cost of the last dispatched gas-fed power station, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not granted recognition as the spot price, rather, what is recognized as the WEM spot price is the cost that would have resulted if natural gas had been used and the additional cost incurred when using liquid fuels is recognized outside the sanctioned WEM price as a temporary dispatch surcharge.

When it comes to the supply of fuels for electricity generation, the authorities have resorted to a number of procurement mechanisms that include the enforcement of the IAP program which translates into growing gas volumes being re-channeled towards electricity generation, contracts for liquefied natural gas and its re-gasification, natural gas imported from Bolivia, etc. All this notwithstanding, the supply of natural gas continued to be insufficient to meet the needs of electricity generation, which explains why electricity generation had to continue relying on the consumption of liquid fuels.

In this respect, the year 2009 saw unprecedented diesel oil consumption (975,000 m3). However, the rest of the fuels used for generation posted smaller consumption, in line with the decline in the demand of electricity placed upon the Argentine electrical sector (12.6 MM dam3 of natural gas, 1,600,000 tons of fuel oil and 795,000 Ton of mineral coal). As a result, generation costs were in excess of the sanctioned market spot price during a major portion of the year.

As regards to the amounts paid in exchange for generation capacity, the regulatory framework currently in force continues to be the same as enacted in 2002 which limits the establishment of the short-term marginal cost and freezes the compensation for the power made available at Ps. 12 per MW.

Additionally, the amounts paid in exchange for the energy generated through fuel oil and financed by generators were subject to the same regulatory framework applied in 2008, with the addition of a further 10% to the price paid for purchasing fuel oil as financial and administrative charges with a maximum regulated price of U.S. $60.5 /bbl.

The following chart illustrates the average monthly price of electricity as paid to generators during 2009:

Monthly Average Price of

Electricity in the Spot Market (Ps./MWh)

Source: CAMMESA

In addition, the chart below shows the monthly average cost during 2009 that electricity consumers should pay for the system not to be deficient, compared to the prices paid by residential, commercial and large users to Edenor.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps./MWh)

Sources: CAMMESA and Edenor

We expect that as our Energía Plus expansion projects come on line, the proportion of our sales made under term contracts will increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects.

Tariffs

Transmission.  Our transmission tariffs have four components:

(1)           electricity transmission revenue;

(2)           capacity charges;

(3)           connection charges; and

(4)           reactive equipment charges.

The tariffs are paid on a monthly basis by CAMMESA, which payments are made by CAMMESA out of the amounts it collects from local electricity distribution companies, generators and large users of electricity.  The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations.  Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing.  The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index).  The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE.  However, the Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed.  Transener completed its first tariff review process in 1998, but as a consequence of the Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) were replaced by the renegotiation process contemplated by the Emergency Law.  In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine government.  These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Transener RTI.  Under the transition period rules, Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.

Transener’s current agreement with the Argentine government is based on economic and financial projections for 2005 that was submitted by Transener, including operating costs, investments, amortizations, taxes, fees and cash balance estimations.  The tariff may be adjusted by the ENRE during the transition period depending on cost-variations over costs reflected in the 2005 financial projections.  Transener and Transba requested the ENRE to readjust their respective tariffs to take into account the impact of the salary increases resulting from the application of various governmental decrees and other increases in transmission operating costs incurred since December 2004.  On July 31 2008, the ENRE adopted Resolutions No. 328/08 and No. 327/08, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases.  The adjusted tariffs are effective retroactively as from July 1, 2008.

According to the terms of the Transener’s agreement with the Argentine government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities, rate of return and capital base.  The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.  If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

In August 2005, Transener and Transba presented their respective tariff proposals for the new tariff regime to be implemented in February 2006 and May 2006, respectively.  However, on January 13, 2006, the ENRE issued Resolution No. 60, which suspended the Transener RTI process.  Subsequently, the ENRE issued Resolution No. 423/2006 extending the application of the tariff scheme and the other transition period rules from February 1, 2006 (in the case of Transener) and from May 2006 (in the case Transba) until, in each case, the conclusion of the Transener RTI process.  On June 29, 2007, the ENRE requested that Transener and Transba submit their respective tariff proposals.  In September 2007, Transener and Transba again presented their respective tariff and regulation proposals to the ENRE for the five-year period from 2008 to 2013.  Although, pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 4 and 3, 2008, respectively, as of the date of this annual report, the ENRE has not responded to their requests.  On August 5, 2008, the Secretariat of Energy adopted Resolution No. 869/2008 and 870/2008, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Energy Secretariat in its Resolutions No. 869/08 and 870/08. The outcome of the Transener RTI, however, is highly uncertain both as to its timing and final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

Distribution.  Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

•         the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

Large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them.  Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases.  Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices.  However, the Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses.  As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff.  Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD.  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below.

The Adjustment Agreement also contemplates a cost adjustment mechanism, known as the Cost Monitoring Mechanism, or CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year).  If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) is 5% or more, the ENRE is required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base.  Edenor may also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs is 10% or more.  On January 30, 2007, in addition to formally approving Edenor’s new tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006.  This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007.  The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007.

In October 2007, Edenor obtained an additional increase of 9.63% to its distribution margins under the CMM to reflect variations in Edenor’s distribution cost base through May 2007.  In November 2007, Edenor requested an additional 7.51% increase to its distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007.  Additionally, Edenor requested another increase of 5.24% to the distribution cost base recognized by the CMM in October 2007 for the period from November 2007 to April 2008.  On July 31, 2008, the ENRE approved new electricity tariff schedules for Edenor that partially incorporate the adjustments resulting from these CMM adjustments.  This new tariff schedule is retroactively effective as from July 1, 2008 and provides Edenor with an overall 17.9% increase in its aggregate distribution margins, reflecting increases ranging from 10% in the average bills of medium-consumption residential customers to 30% in the average bills of very high consumption residential customers, as well as 10% in the average bills of other customers (except for public lighting).

In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh.  On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009.  The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth in Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh.  The modification to the ENRE rate charts did not have any effect on Edenor’s VAD.  The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.   As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

The following chart shows the variation in Edenor’s average tariff, including taxes, (in Ps. /MWh) in the periods indicated:

The increases to Edenor’s tariffs, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI.  The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return.  On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/2008, which establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009.  In addition, Resolution No. 865/2008 states that in the event that the Edenor RTI results in an increase in the then effective electricity tariffs, such increase will take place in three stages: in February 2009, August 2009 and February 2010.

On November 12, 2009, Edenor submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008.  The proposal included, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to their customers (such as taxes on financial transactions), a revised analysis of its distribution costs, modification to its quality of service standards and penalty scheme and, finally, a revision of its asset base and rate of return.  The presentation included three different scenarios and related tariff proposals:  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect.  Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs, contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.

However, as of the date of this annual report, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached that it will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine government.

Electricity demand and supply

Electricity demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors.  In general, the demand for electricity varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth.  As a result, energy demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  I n contrast to this trend, the demand for electricity fell by 1.3% in 2009 when compared to 2008, with the respective loads being 104,592 GWh and 105,934 GWh for 2009 and 2008.
The following chart provides a breakdown of the demand for energy in 2009 by type of customer:

Demand by Customer

100% = 104,592 GWh

Source: CAMMESA and Pampa Energía’s own analyses.

                A new 19,566 MW demand record was posted on July 24, 2009, which was 2.3% above the peak for 2008.

Peak Demand Records

	Summer 2007	Winter 2007	Summer 2008	Winter 2008	Summer 2009	Winter 2009
Capacity (MW)	17,881	18,345	17,930	19,126	18,596	19,566
Date	04/18/2007	06/14/2007	02/20/2008	06/23/2008	02/19/2009	07/24/2009
Temperature (°C)	24.80	10.00	28.10	8.40	29.2	5.1
Time	19:47	19:56	22:01	19:37	22:00	19:59

Source: CAMMESA.

In a manner similar to the situation with the demand side, 2009 saw a 1.3% decrease in the generation of electricity which was 108,559 GWh and 110,010 GWh for the years 2009 and 2008, respectively.
Thermal generation continued to be the main resource to supply demand as it contributed 61,359 GWh (56.5%), followed by hydroelectricity which contributed 39,611 GWh (36.5%) and nuclear generation, which stood for 7,589 GWh (7.0%). There were also imports for 2,040 GWh (15% in excess of 2008), exports for 1,693 GWh (4.2% in excess of 2008) and losses for 4,314 GWh (2.1% in excess of 2008).  Hydroelectricity generation was 9% higher than in 2008 owing mainly to the increased river flows both in the Comahue region and in the Uruguay and Paraná rivers. However, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil) and mineral coal mainly during the winter months.

The following chart shows the development of electricity demand by type of generation (thermal, hydro, nuclear) since 2005:

In May 2005, the Argentine government implemented the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or PUREE) in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003.  Later that same year, the Argentine government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003 and industrial customers based on their consumption in 2004.  The PUREE II also penalizes industrial customers whose consumption exceeds 90% of 2004 consumption levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose consumption exceeds 90% of their consumption levels for 2003.  Residential customers with consumption levels below 300 KWh are exempt from penalty.  In spite of the PUREE, energy demand has continued to increase during the three years it has been in effect.

Installed generation capacity increased 777 MW during 2009 compared to the installed capacity at the end of 2008, attaining a total of 27,044 MW.  New capacity additions are mainly attributed to the addition of a new 165 MW turbine run by Petrobrás Energía (Genelba) and to the start-up in July and in December of the Central Hidroeléctrica Caracoles (EPSE) units that total 121.4 MW.

During 2009, capacity in the electricity generation sector increased as follows, for a total increase of 777 MW:

	Company	Type	Location	Installed Capacity (MW)

January	Enarsa	Diesel	Santa Fe	19
February
March	Enarsa	Diesel	Buenos Aires	20
April	Enarsa	Diesel	Rio Negro	5
May	Enarsa	Diesel	Rio Negro	5
	Autogenerador Quilmes	Gas Engine	Buenos Aires	4
	Enarsa	Gas Turbine	Entre Rios	20
	Enarsa	Diesel	Salta	10
	Enarsa	Diesel	Corrientes	2
June	Enarsa	Gas Turbine	Entre Rios	20
	Autogenerador Chevron	Gas Turbine	Santa Cruz	30
	Enarsa	Diesel	Neuquén	5
	Enarsa	Diesel	Neuquén	6
July	Energía del Sur	Steam Turbine	Chubut	35
	Epse	Hydroeletric	San Juan	61
August	Centrales Térmicas del Noroeste	Gas Turbine	La Rioja	13
	Petrobrás Energia	Gas Turbine	Buenos Aires	165
	Autogenerador Alto Paraná	Steam Turbine	Misiones	38
September	Enarsa	Gas Turbine	Buenos Aires	39
	Enarsa	Diesel	Jujuy	15
October	Autogenerador Solaban Energia	Gas Turbine	Buenos Aires	120
	Enarsa	Gas Turbine	Entre Rios	42
	Enarsa	Diesel	Formosa	15
	Enarsa	Diesel	Formosa	3
November	Enarsa	Gas Turbine	Buenos Aires	10
December	Epse	Hydroeletric	San Juan	61
	Enarsa	Diesel	Chaco	9
	Enarsa	Diesel	Corrientes	5

Total				777

Source: CAMMESA.

The chart below shows the composition of installed capacity in Argentina as of December 31, 2009:

Source: CAMMESA

Seasonality also has a significant impact on the demand for electricity, with electricity consumption peaks in summer and winter.  The impact of seasonal changes in demand is registered primarily among the residential and small commercial customers of Edenor.  The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors for several reasons.  First, different types of industrial activity by their nature have different seasonal peaks, such that the effect on them of climate factors is more varied.  Second, industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

Cost of sales

Our most significant costs of sales in our generation business are fuel consumption by our thermal generation facilities, royalty payments and energy purchases by our hydroelectric generation facilities and, to a lesser extent, our thermal generation activities.  We purchase energy from the spot market for our generation plants as back up for our long-term contracts with such parties.  We also record personnel costs, royalty payments and depreciation and amortization charges related to electricity generation as part our costs of sales.  The cost of energy purchases and fuel consumption varies according to fluctuations in fuel prices, as well as, in the case of energy purchases, variations in the regulated seasonal price of energy.

In June 2007, the ENRE approved an agreement among natural gas producers for the period from 2007 through 2011, aimed at meeting domestic demand for natural gas.  Under the terms of the agreement, each of the natural gas producers agrees to provide an assigned daily volume of natural gas to gas consumers.  These volumes are calculated based on established proportions.  The total demand covered by the agreement was established on the basis of Argentine internal natural gas consumption in 2006.

In October 2007, the Secretariat of Energy announced that that the variable cost attributed to electricity generators, which was set at Ps.7.96/MW at that time, would be increased in accordance with the consumption of liquid fuel, as follows:

•         Gas-oil/Diesel Oil Generation: Ps. 8.61/MW; and

•         Fuel Oil Generation: Ps.5.00/MW.

In addition, thermal generation units utilizing their own natural gas would be compensated in the amount of the difference between the maximum recognized variable production cost and the node price, if such amount is less than Ps. 5 /MW.

In October 2008, the Secretariat of Energy announced a supplement to the 2007 agreement among natural gas producers that governs contributions by the producers to the stabilization fund related to residential liquefied gas consumption.  The new agreement also established new benchmark prices for natural gas for the energy sector and, in particular, the electricity generation sector.

On May 2008, the Secretariat of Energy instructed CAMMESA (Notes 446 and 527) to dispose of available natural gas with the objective of maximizing the electricity production, regardless of which power plants originally held contracts for such gas.  The Secretariat of Energy also instructed CAMMESA to request generation companies to voluntarily accept such mechanism and to give their natural gas volumes to CAMMESA to allocate.  In return, the generator would receive the electricity revenue and the cost of natural gas as if the generator had burned the gas by itself.  During 2009, Loma de la Lata sold 345.7 GWh pursuant to this scheme.

On October 2009, the Secretariat of Energy (Note 6866) offered generation companies to  participate in a “Temporary Centralized Dispatch” of natural gas volumes owned by thermal power plants in order to consume those volumes in a more efficient way.  Pursuant to this program every participating power plant gives its available volumes of natural gas to CAMMESA, which in turns gives them to the most efficient units.  In return, generators will receive:

•         U.S. $2.5 for each MWh equivalent to the natural gas volume given to CAMMESA,

•         Every cost that the company has related to the provision of gas made available to CAMMESA pursuant to this program (Take or pay, Ship or pay, etc.)

Loma de la Lata, Güemes and Piedra Buena had agreed to participate in the Temporary Centralized Dispatch program.

We have entered into contracts or royalty assignment agreements to provide for most of our current needs for the fuel consumed in our thermal generation plants (natural gas and fuel oil).  These contracts vary in their terms and some are subject to interruptions of delivery (or transportation), depending on the supply/demand conditions of the system.  Gas supply to the industry in general and to the electricity generation industry in particular can be affected by availability limitations, especially during the winter months, as natural gas is also used in Argentine households for cooking and heating and, because the total gas supply has not increased significantly in recent years due to a slow down in the development of new gas fields in Argentina and a decline in expected imports from Bolivia.  When the fuel supply to our plants is not available, either as a result of supply constraints or transmission constraints, we are not able to generate electricity during those periods.  We do not have storage capabilities at our plants, other than our fuel oil tanks at the Piedra Buena facility, which can supply that plant’s fuel requirements for approximately two weeks.  Our exposure to fuel prices is partially offset by the way such prices are incorporated into the price of the electricity we sell.  The Secretariat of Energy periodically publishes the cost of the different fuels used in thermal generation units that is recognized (recovered) in the price paid to generators that sell electricity to the spot market.  We are currently entering into contracts for the sale of electricity under the Energía Plus program that includes adjustment clauses linked to the price of fuel.  See “Item 4.  Information on the Company—Our Business.”

Our most significant costs of sales in our transmission business are personnel costs, depreciation and amortization charges and cost of material for works and maintenance.

Our cost of sales in our distribution activities are mainly comprised of purchases of energy for distribution and personnel costs.

Operating expenses

Our most significant operating expenses are our administrative and selling expenses in our distribution activities, which include related salaries and social security charges, third party expenses and taxes.  In our transmission business, we do not record selling expenses, and the main administrative expenses are salaries and social security charges.  In our generation business, our selling expenses relate mainly to fees for third-party services and salaries and social security charges.

Critical Accounting Policies

In the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operation.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

Impairment of long-lived assets and goodwill

We review long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its discounted future net cash flows expected to be generated by such asset.  If the assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill is reviewed at least annually for impairment.  Impairment of goodwill is tested at the reporting unit level (considering each business segment of the Company as a reporting unit) by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.  The fair values of the reporting units are estimated using the discounted cash flows approach.  Cash flow projections used are based on financial budgets approved by management.  The growth rates applied do not exceed the long-term average growth rate for the business in which the reporting unit operates.  Key drivers in the analysis also include profit margins, which are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs.  An increase of 10.8% in the average discount rate and a decrease of 4.1% in our profit margins would cause the projected cash flows to equal the carrying amount of the reporting units.  If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.  No impairments were recognized during the reporting periods, other than the impairment losses of Ps. 18.5 million and Ps. 12.3 million recorded in 2009 and 2008, respectively, over certain fixed assets that are part of power generation projects due to changes in circumstances that affected their recoverability.  Currently, as our management is focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, we do not foresee circumstances in the near future that would result in the recognition of an impairment of long-lived assets or goodwill.

We believe that the accounting estimate related to impairment of long lived assets and goodwill is a critical accounting estimate because it is highly susceptible to change from period to period.  This is because: (1) it requires management to make assumptions about future interest rates, sales and costs; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our net income would be material.  Management’s assumptions about future sales and future costs require significant judgment.

As of the date of this annual report, based on our current management’s assumptions and estimations, we are not aware of any further material events or circumstances that could require an additional material impairment charge.

Accounting for acquisitions

We account for acquisitions under the purchase method of accounting.  We allocate the total value of consideration paid to the underlying net assets acquired, based on their respective estimated fair values determined by using primarily internal valuations.  We use various methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values and others.

We believe that the valuation assumptions underlying each of these valuation methods are based on the current information available including discount rates, cash flow assumptions, market risk rates and others.  The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. Currently, as there were no acquisitions since January 2009, there are no balances related to purchase accounting subject to change.  We consider our accounting policy for valuation of acquisitions critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income.  Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Allowance for doubtful accounts

We are exposed to losses due to uncollectible accounts.  The allowance for doubtful accounts corresponding to our receivables from energy distribution is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections.  The allowance for doubtful accounts related to distribution as of December 31, 2009 is Ps. 13.4 million lower as compared to December 31, 2008, mainly due to the recovery of the allowance for doubtful accounts (Ps. 26.9 million) resulting from the approval of the New Framework Agreement Addendum that we entered into with the Argentine government and the Province of Buenos Aires, partially offset by additions,net of retirements, for Ps. 13.5 million.  See “Item 4.  Information on the Company—Our Business—Edenor.”  In order to estimate collections related to our generation business we consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by Secretariat of Energy, which allow the Company to collect its credits with CAMMESA through different mechanisms.  Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period.  For more information regarding the balances of the allowance for doubtful accounts see Note 20.f) to our audited consolidated financial statements.

Accrued litigation

In the normal course of business, we are a party to lawsuits of various types related to our generation, transmission and distribution businesses.  We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.  These accruals are based on the most recent developments, our evaluation of the merit of each claim and our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters.  Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.  There were no changes to assumptions or methods used to established accruals from year to year.  In 2009, we recorded a net decrease to our accrual for litigation of Ps. 23.9 million mainly due to recovery of a fiscal contingency in our distribution segment as a consequence of entering into a tax regularization plan offered pursuant to law N°26.476. This amount is net from the increase generated by new litigation and changes in our evaluation of existing litigation. For more information regarding the balances for provision for contingencies see Note 20.f) to our audited consolidated financial statements.

Deferred income tax

We record income tax using the liability method.  Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Technical Resolution No. 17 of the FACPCE requires companies not to record a deferred tax asset when uncertainties indicate it is not recoverable.

Accordingly, we evaluate a valuation allowance due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carryforwards, before they expire.  We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance.  However, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would be required to adjust the deferred tax asset at the time and for the period such determination was made.  The increase in tax loss carryforwards for 2009 is mainly attributed to net losses from the generation segment.  Our tax loss carryforwards as of December 31, 2009 were mainly registered in our generation segment for about 52% of the total amount. We expect to utilize most of those tax loss carryforwards before expiration within the following four years.  The total amount of valuation allowance for tax loss carryforwards at each reporting period is disclosed in Note 19.II.f to our audited consolidated financial statements.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because: it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Asset tax credits

We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year.  This tax complements income tax.  Our tax obligation in each year will coincide with the higher of the two taxes.  However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.  We have recognized the asset tax provision paid in previous years as a credit, as we estimate that it will offset future years’ income tax.  However, since as of December 31, 2009 we have determined that certain asset tax credits will not be realizable, we recorded a valuation allowance for Ps.21.9 million.  The average expiration term of this asset as of December 31, 2009 is 6.5 years.

We believe that the accounting policy relating to the asset tax credits is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Adoption of IFRS

On December 29, 2009, the CNV issued Resolution No. 562 "Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)" (“Resolution No. 562”) which requires that companies under the supervision of the CNV, such as us, prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2012 including comparative information for earlier periods.

IFRS 1, First Time Adoption of International Financial Reporting Standards, is the guidance that is applied during preparation of a company’s first IFRS-based financial statements. IFRS 1 was created to help companies transition to IFRS and provides practical accommodations intended to make first-time adoption cost-effective. It also provides application guidance for addressing difficult conversion topics.

The key principle of IFRS 1 is full retrospective application of all IFRS standards that are effective as of the closing balance sheet or reporting date of the first IFRS financial statements. IFRS 1 requires companies to (i) identify the first IFRS financial statements; (ii) prepare an opening balance sheet at the date of transition to IFRS; (iii) select accounting policies that comply with IFRS and to apply those policies retrospectively to all of the periods presented in the first IFRS financial statements; (iv) consider whether to apply any of the optional exemptions from retrospective application; (v) apply the mandatory exceptions from retrospective application; and (vi) make extensive disclosures to explain the transition to IFRS. Exemptions provide limited relief for first-time adopters, mainly in areas where the information needed to apply IFRS retrospectively may be most challenging to obtain.

The Company is currently assessing the impact that this change would have on their respective financial statements, and will continue to monitor the development of the implementation of IFRS.

Results of Operations

The table below provides a summary of our operations for the years ended December 31, 2009, 2008 and 2007.

	Fiscal year ended December 31,
	2009	2008	2007
	(in millions of Pesos)

Sales	Ps. 4,094.1	Ps. 4,013.8	Ps. 1,479.2
Cost of sales	(3,197.3)	(3,082.4)	(1,104.0)
Gross profit	896.8	931.4	375.2
Selling expenses	(157.0)	(139.7)	(45.8)
Administrative expenses	(328.5)	(262.4)	(117.3)
Goodwill amortization	(20.0)	(19.8)	(7.4)
Operating income (loss)	391.3	509.5	204.8
Financial and holding results, net	80.9	(181.1)	56.6
Other (expenses) income, net	(2.0)	(23.2)	23.0
Income (loss) before taxes and minority interest	470.2	305.2	284.5
Income tax and tax on assets (expense) benefit	(160.2)	(108.8)	(36.3)
Minority interest	(95.3)	(81.5)	(62.2)
Net income	Ps. 214.7	Ps. 114.9	Ps. 186.1

Sales
Generation	Ps. 1,723.9	Ps. 1,780.7	Ps. 748.6
Transmission	291.3	228.5	252.4
Distribution	2,077.9	2,000.2	478.7
Holding and eliminations	1.0	4.4	(0.4)
Total Sales	4,094.1	4,013.8	1,479.2

Gross profit
Generation	323.2	326.5	157.1
Transmission	71.2	50.4	68.2
Distribution	508.1	548.8	150.5
Holding and eliminations	(5.7)	5.7	(0.6)
Total gross profit	896.8	931.4	375.2

Operating income (loss)
Generation	214.0	244.0	117.7
Transmission	34.4	21.6	44.4
Distribution	186.1	276.3	68.8
Holding and eliminations	(43.2)	(32.4)	(26.1)
Total operating income	391.3	509.5	204.8

Net income
Generation	57.8	62.1	100.4
Transmission	17.4	(12.4)	2.8
Distribution	(14.8)	10.7	23.7
Holding and eliminations	154.3	54.5	59.1
Total net income	Ps. 214.7	Ps. 114.9	Ps. 186.1

________________

Note        Each of our segments operates independently, in particular, our distribution and transmission businesses where we hold interests in public companies in Argentina and the United States.  Accordingly, the table reflects the allocation of results and costs between those companies.

(2)           The segment holding and eliminations consists of our own operations at the holding level, including advisory services, financial investments, investments in real estate and other companies not related to the electricity sector, as well as the adjustments to our consolidated income statement for intercompany transactions and the companies in which we have direct and indirect equity interests.

Unaudited pro forma results

We acquired our participation in Güemes on January 4, 2007, the assets comprising Loma de la Lata on May 17, 2007, our participation in Piedra Buena on August 3, 2007 and our indirect controlling interest in Edenor on September 28, 2007.  In order to provide a more meaningful comparison of our financial results for the fiscal years ended December 31, 2009, 2008 and 2007, we have included certain unaudited pro forma consolidated financial data for 2007in this annual report.

Our unaudited pro forma consolidated financial data have been prepared in accordance with Argentine GAAP.  Argentine GAAP differs in certain significant respects from U.S. GAAP.  See Note 19 to our audited consolidated financial statements included elsewhere in this annual report for a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us.  A reconciliation of the pro forma consolidated financial data to U.S. GAAP is also being provided.  The unaudited pro forma consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007, included elsewhere in this annual report.

Our unaudited pro forma consolidated financial data included in this annual report have been compiled to show what our financial results for the year ended December 31, 2007 may have been, had the following events taken place on January 1, 2007:

•         The acquisition in September 2007 of EASA; and

•         The acquisition in August 2007 of CIESA.

Those acquisitions were accounted for under the purchase method of accounting, whereby assets acquired and liabilities assumed are recognized at their respective fair value at the acquisition date.

The unaudited pro forma consolidated financial data is furnished for informational purposes and does not purport to reflect what our results of operations would have been if the above-mentioned transactions had been in place as of such dates and if we had operated on that basis during such periods.  Further, our pro forma results of operations are not necessarily indicative of our results of operations in the future.

	For the year ended December 31, 2007
	Pampa(1)	EASA(2)	Acquisition Adjustments(3)	CIESA(4)	Acquisition Adjustments(5)	Pro Forma(11)
	(in thousands of Pesos, except per share amount)

Argentine GAAP:
Sales	Ps. 1,479,227	Ps. 1,493,833	Ps. —	Ps. 397,883	Ps. —	Ps. 3,370,943
Cost of sales	(1,104,039)	(981,180)	(14,592)	(381,712)	—	(2,481,523)
Gross profit	375,188	512,653	(14,592)	16,171	—	889,420
Selling expenses	(45,750)	(81,953)	—	—	—	(127,703)
Administrative expenses	(117,273)	(84,545)	—	(6,748)	—	(208,566)
Goodwill amortization	(7,363)	—	(4,224)	(414)	(7,815)	(19,816)
Operating income	204,802	346,155	(18,816)	9,009	(7,815)	533,335
Financial and holding results, net .	56,635	(179,267)	—	(1,209)	—	(123,841)
Other income, net	23,033	(21,317)	—	39	—	1,755
Income before taxes and minority interest in subsidiaries	284,470	145,571	(18,816)	7,839	(7,815)	411,249
Income tax and tax on assets	(36,265)	(105,869)	17,149	(4,102)	1,940	(127,147)
Minority interest in subsidiaries	(62,152)	(32,814)	—	—	—	(94,966)
Net income under Argentine GAAP	186,053	6,888	(1,667)	3,737	(5,875)	189,136
Number of shares per basic pro forma earnings per share(9)	—	—	—	—	—	1,458,892,178
Basic net income per share under Argentine GAAP	0.1688	—	—	—	—	0.1296
Number of shares per diluted pro forma earnings per share(10)	—	—	—	—	—	1,547,731,299
Diluted net income per share under Argentine GAAP	Ps. 0.1568	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 0.1222
U.S. GAAP adjustments:			—	—
Reserve for Directors’ options	(41,178)	—	—	—	—	(41,178)
Pre-operating and organizational costs	(3,229)	—	—	—	—	(3,229)
Investments in marketable securities	840	—	—	—	—	840
Capitalization of foreign currency exchange differences on advances to suppliers	(5,077)	—	—	—	—	(5,077)
Warehouse impairment	(334)	—	—	—	—	(334)
Inventory holding results	(9,251)	—	—	—	—	(9,251)
Accounting for business combinations	4,694	—	(3,670)(6)	—	8,229(8)	9,253
Amortization	1,054	—	—	—	—	1,054
Depreciation of certain transmission fixed assets	(14,654)	—	—	—	—	(14,654)
Deferred income taxes	734	—	2,763(7)	—	—	3,497
Minority interest	6,198	—	—	—	—	6,198
Net income for the year under U.S. GAAP	125,848	6,888	(2,574)	3,737	2,354	136,253
Number of shares per basic pro forma earnings per share(9)	—	—	—	—	—	1,458,892,178
Basic net income per share under U.S. GAAP	0.1142	—	—	—	—	0.0934
Number of shares per diluted pro forma earnings per share(10)	—	—	—	—	—	1,547,731,299
Diluted net income per share under U.S. GAAP	Ps. 0.1086	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 0.0880

(1)           This column shows the historical data derived from our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this annual report, which already reflects the consolidation of CIESA and EASA as from their respective acquisition dates.

(2)           This column includes EASA’s results of operations between January 1, 2007 and September 28, 2007 derived from EASA’s audited consolidated financial statements as of and for the eight-month and twenty eight-day period ended September 28, 2007.

(3)           This column reflects the following pro forma adjustments:

-         Additional depreciation of Ps. 11.1 million recorded in cost of sales resulting from an increased basis of fixed assets acquired, additional amortization of Ps. 3.8 million recorded in cost of sales resulting from the amortization of intangible assets identified in the acquisition (net of a reversal of Ps. 0.3 million of compensation expense recognized in EASA’s consolidated financial statements during the eight-month and twenty eight-day period ended September 28, 2007 corresponding to past service costs).  Identified intangible assets are amortized under the straight-line method over an average estimated useful life of 5 years.

-         Goodwill amortization corresponds to the amortization of goodwill recognized upon EASA’s acquisition.  Goodwill is amortized under the straight-line method over an estimated useful life of 83 years based on the concession term.  Goodwill represents the excess of consideration transferred over net assets acquired.

-         Income tax corresponds to the income tax effect of the adjustments described above as well as an additional Ps. 18.8 income tax gain resulting from the reduction of a deferred income tax liability recognized in EASA’s acquisition.

(4)           This column includes CIESA’s results of operations between January 1, 2007 and August 3, 2007, derived from CIESA’s consolidated financial statements as of and for the seven-month and three-day period ended August 3, 2007.

(5)           This column reflects the pro forma adjustments as follows:

-         Goodwill amortization corresponds to the amortization of goodwill recognized upon CIESA acquisition.  Goodwill is amortized under the straight-line method over an estimated useful life of 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.  Goodwill represents the excess of consideration transferred over net assets acquired.

-         Income tax relates to the income tax benefit resulting from the reduction of a deferred income tax liability recognized in CIESA’s acquisition.

(6)           Under Argentine GAAP, the excess of purchase price over the fair value of EASA’s net assets acquired was considered goodwill for Ps. 467.3 million and amortized under the straight-line method over the concession term of 83 years.  No concession intangible asset has been recognized under Argentine GAAP as this intangible has not been previously recognized by the acquired entity.  Under U.S. GAAP, no excess exists as the purchase price paid equals the fair value of net assets acquired.  A concession contract intangible asset recognized under U.S. GAAP amounting to Ps. 873.6 is amortized under the straight-line method over the concession term of 83 years.  Additionally, under U.S. GAAP, stock issued to acquire EASA is valued at a market price higher than the one used for Argentine GAAP purposes.  Both circumstances resulted in an increased amortization of Ps. 3,670 to be computed under U.S. GAAP.  See Note 19 I) g) to our audited financial statements included elsewhere in this annual report.

(7)           Corresponds to the income tax effect of amortization of the concession recognized under U.S. GAAP

(8)           Corresponds to the reversal of goodwill amortization recognized under Argentine GAAP

(9)           Represents the weighted average number of common shares outstanding during the year, adjusted to reflect the 480,194,242 shares issued in the EASA acquisition as if such shares had been outstanding as of January 1, 2007.

(10)         Represents the pro forma weighted average number of common shares, determined as described in footnote 9 above, and dilutive potential common shares outstanding resulting from warrants granted to several of our directors and officers.  See Note 13 to our audited consolidated financial statements included elsewhere in this annual report.

(11)         This column is the sum of the other columns.

Year ended December 31, 2009 compared to year ended December 31, 2008

Pampa Energía had consolidated sales of Ps. 4,094.1 million for the fiscal year ended December 31, 2009, 2.0% higher than the Ps. 4,013.8 million for the same period of 2008, explained mainly by the increase of 27.5% (Ps. 62.8 million) and 3.9% (Ps. 77.7 million) in the transmission and distribution segments, respectively, which offset a reduction of 3.2% (Ps. 56.8 million) and 56.6% (19.7 million) in the sales revenues of the generation and holding segments, respectively.

The following table sets forth our net sales by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Net Sales	2009	2008
	(in millions of pesos)
Generation	Ps. 1,723.9	Ps. 1,780.7
Transmission	291.3	228.5
Distribution	2,077.9	2,000.2
Holding	15.1	34.7
Eliminations	(14.0)	(30.3)
Total	Ps. 4,094.1	Ps. 4,013.8

Pampa Energía had consolidated cost of sales of Ps. 3,197.3 million for the fiscal year ended December 31, 2009, 3.7% higher than the Ps. 3,082.4 million for 2008, explained mainly by an increase of 23.6% (Ps. 42.0 million) and 8.2% (Ps. 118.4 million) in the cost of sales of our transmission and distribution segments, respectively, partially offset by a reduction of 3.7% (Ps. 53.5 million) and 70.2% (Ps. 3.4 million) in the generation and holding segments, respectively.

The following table sets forth our cost of sales by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Cost of Sales	2009	2008
	(in millions of pesos)
Generation	Ps. (1,400.7)	Ps. (1,454.2)
Transmission	(220.1)	(178.1)
Distribution	(1,569.7)	(1,451.4)
Holding	(8.2)	(4.8)
Eliminations	1.5	6.1
Total	Ps. (3,197.3)	Ps. (3,082.4)

Pampa Energía had consolidated gross profit of Ps. 896.8 million for the fiscal year ended December 31, 2009, 3.7% lower than the Ps. 931.5 million for 2008, explained mainly by the increase in the gross profit from our transmission segment (Ps. 20.8 million) that was more than offset by a reduction in gross profit for the fiscal year ended December 31, 2009 in our generation, distribution and holding segments (Ps. 3.3 million, Ps. 40.7 million and Ps. 23.0 million, respectively).

The following table sets forth our gross profit by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Gross Profit	2009	2008
	(in millions of pesos)
Generation	Ps. 323.2	Ps. 326.5
Transmission	71.2	50.4
Distribution	508.1	548.8
Holding	6.9	29.9
Eliminations	(12.6)	(24.2)
Total	Ps. 896.8	Ps. 931.5

Pampa Energía had consolidated gross margin of 21.9% for the fiscal year ended December 31, 2009, 5.6% lower than the 23.2% margin for 2008, explained mainly by the reduction in gross margin from our distribution and holding segments (to 24.5% from 27.4% and to 45.5% from 86.1%, respectively) which more than offset the increase in gross margin from our generation and transmission segments (to 18.7% from 18.3% and to 24.4% from 22.1%, respectively).

Pampa Energía had consolidated selling expenses of Ps. 157.0 million in the fiscal year ended December 31, 2009, 12.4% higher than the Ps. 139.7 million recorded in 2008, explained mainly by the increase in selling expenses at our generation and distribution segments (increases of Ps. 8.1 million and Ps. 11.7 million, respectively) which were partially offset by a decrease in selling expenses of Ps. 2.5 million in our holding segment.

The following table sets forth our selling expenses by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Selling Expenses	2009	2008
	(in millions of pesos)
Generation	Ps. (18.0)	Ps. (9.8)
Transmission	-	-
Distribution	(138.0)	(126.3)
Holding	(1.0)	(3.5)
Eliminations	-	-
Total	Ps. (157.0)	Ps. (139.7)

Pampa Energía had consolidated administrative expenses of Ps. 328.5 million in the fiscal year ended December 31, 2009, 25.2% higher than the Ps. 262.4 million recorded in 2008, explained mainly by the increase in administrative expenses at our generation, transmission and distribution segments (increases of Ps. 18.1 million, Ps. 7.9 million and Ps. 37.9 million, respectively) which were partially offset by a decrease in administrative expenses of Ps. 10.5 million in our holding segment.

The following table sets forth our selling expenses by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Administrative Expenses	2009	2008
	(in millions of pesos)
Generation	Ps. (76.0)	Ps. (57.9)
Transmission	(37.5)	(29.6)
Distribution	(178.4)	(140.6)
Holding	(47.9)	(58.5)
Eliminations	11.4	24.2
Total	Ps. (328.5)	Ps. (262.4)

Pampa Energía recorded consolidated goodwill amortization charges of Ps. 20.0 million in the fiscal year ended December 31, 2009, 0.8% higher than the Ps. 19.8 million recorded in 2008.

The following table sets forth our goodwill amortization by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Goodwill Amortization	2009	2008
	(in millions of pesos)
Generation	Ps. (15.2)	Ps. (14.7)
Transmission	0.8	0.8
Distribution	(5.5)	(5.6)
Holding	-	(0.3)
Eliminations	-	-
Total	Ps. (20.0)	Ps. (19.8)

Pampa Energía had consolidated operating income of Ps. 391.3 million in the fiscal year ended December 31, 2009, 23.2% lower than the Ps. 509.6 million recorded in 2008, explained mainly by the reduction in operating income from our generation, distribution and holding segments (reductions of Ps. 30.1 million, Ps. 90.2 million and Ps. 9.7 million, respectively) which were partially offset by an increase in operating income of Ps. 12,9 million in our transmission segment.

The following table sets forth our operating income by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Operating Income	2009	2008
	(in millions of pesos)
Generation	Ps. 214.0	Ps. 244.0
Transmission	34.5	21.6
Distribution	186.2	276.4
Holding	(42.1)	(32.4)
Eliminations	(1.1)	-
Total	Ps. 391.3	Ps. 509.6

Pampa Energía had consolidated net financial and holding results of Ps. 80.9 million in the fiscal year ended December 31, 2009, compared to a loss of Ps. 181.1 million for2008, explained mainly by the reduction in consolidated net financial losses from our generation, transmission and distribution segments (a reduction of Ps. 33.8 million, Ps. 48.3 million and Ps. 34.9 million, respectively) and an increase of Ps. 143.8 million in the income from the holding segment for the fiscal year ended December 31, 2009 compared to the same period of 2008.

Pampa Energía had consolidated gain on repurchases of notes from our subsidiaries, included in financial and holding results, of Ps. 245.5 million, added to the Ps. 190.3 million gain as of December 31, 2008, totaling Ps. 435.8 million.

The following table sets forth our financial and holding results, net, by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Financial and Holding Results, net	2009	2008
	(in millions of pesos)
Generation	Ps. (46.4)	Ps. (80.2)
Transmission	(4.2)	(52.5)
Distribution	(98.0)	(132.8)
Holding	228.3	84.5
Eliminations	1.1	-
Total	Ps. 80.9	Ps. (181.1)

We recorded a consolidated loss in other (expenses) income, net, of Ps. 2.0 million for the year ended December 31, 2009 compared to a loss of Ps. 23.2 million for 2008.

The following table sets forth our other (expenses) income, net, by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Other Income (expenses), net	2009	2008
	(in millions of pesos)
Generation	Ps. (2.7)	Ps. (1.4)
Transmission	4.7	9.8
Distribution	2.0	(29.4)
Holding	(6.1)	(2.3)
Eliminations	-	-
Total	Ps. (2.0)	Ps. (23.2)

We recorded a consolidated income tax charge of Ps. 160.2 million for the year ended December 31, 2009 compared to a charge of Ps. 108.8 million for 2008.

The following table sets forth our income tax and tax on assets by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Income Tax	2009	2008
	(in millions of pesos)
Generation	Ps. (68.4)	Ps. (62.7)
Transmission	(4.8)	(7.3)
Distribution	(61.1)	(43.5)
Holding	(25.8)	4.7
Eliminations	-	-
Total	Ps. (160.2)	Ps. (108.8)

We recorded a consolidated charge for minority interests in our subsidiaries of Ps. 95.3 million for the year ended December 31, 2009 compared to a charge of Ps. 81.5 million for 2008.

The following table sets forth our minority interests by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Minority Interests	2009	2008
	(in millions of pesos)
Generation	Ps. (38.6)	Ps. (37.7)
Transmission	(12.7)	16.1
Distribution	(43.9)	(59.9)
Holding	-	-
Eliminations	-	-
Total	Ps. (95.3)	Ps. (81.5)

Pampa Energía had consolidated net income of Ps. 214.7 million in the fiscal year ended December 31, 2009, 86.7% higher than the Ps. 115.0 million recorded in 2008, explained mainly by the income from our generation, transmission and holding segments (Ps. 57.8 million, Ps. 17.4 million and Ps. 154.3 million, respectively) which more than offset the losses form our distribution segments (Ps. 14.8 million).

The following table sets forth our net income by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Net Income	2009	2008
	(in millions of pesos)
Generation	Ps. 57.8	Ps. 62.1
Transmission	17.4	(12.4)
Distribution	(14.8)	10.7
Holding	154.3	54.6
Eliminations	-	-
Total	Ps. 214.7	Ps. 115.0

Electricity Generation Segment

Net sales from our generation business decreased 3.2% to Ps. 1,723.9 million in the fiscal year ended December 31, 2009 from Ps. 1,780.7 million for the same period of 2008, mainly due to a decrease in the amount of electricity sold during the period, which more than offset an increase in the average electricity prices.  Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment.  In the fiscal years ended December 31, 2009 and 2008 energy sales were Ps. 1,726.4 million and Ps. 1,788.4 million, respectively, sales of services (by Pampa Generación) were Ps. 49.0 million and Ps. 29.7 million, respectively, and intercompany eliminations within the segment were Ps. 48.5 million and Ps. 37.8 million, respectively.  The Ps. 65.4 million decrease in net electricity sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (Ps. 195.8 per MWh for the fiscal year ended December 31, 2009, compared to Ps. 183.6 per MWh for the same period of 2008, representing an increase of Ps. 119.2 million), was more than offset by a decrease in the quantity of electricity sold (8,802.1 GWh in the fiscal year ended December 31, 2009, compared to 9,744.6 GWh for the same period in 2008, representing a reduction of Ps. 184.5 million).  Average electricity prices increases reflect the higher fuel costs and increased price of electricity of the term electricity contracts of our units and the export and Energy Plus contracts of Central Térmica Güemes.  The reduction in generation is mainly explained by the unavailability due to maintenance of certain of our units, in particular during the first months of 2009 when compared to the same period of 2008 and the lower dispatch of our generation units due to lower dispatch of thermal units in general in the Argentine system because of greater availability of hydro-based generation, especially during the last months of 2009, compared to the same period of 2008.

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts.  In addition, a portion of Güemes’ revenues is derived under long-term contracts for the exportation of electricity to Uruguay.  When one of our units supplying a contract is not being dispatched, we would purchase the energy required to supply that contract from the spot market.  The following table shows net electricity sales (in GWh) from our generation plants:

	Total Sales by Generation Unit (in GWh)
	Fiscal year ended December 31,
	2009			2008
	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	854.1	308.1	1,162.2	886.0	370.4	1,256.4
HIDISA	599.9	327.2	927.0	617.4	350.8	968.2
Thermal
Güemes	1,695.2	521.0	2,216.3	1,724.4	251.2	1,975.6
Loma de la Lata *	925.8	25.9	1,297.4	1,744.5	72.4	1,817.0
Piedra Buena	2,390.6	808.6	3,199.2	3,311.6	415.8	3,727.4
Total	6,465.6	1,990.7	8,802.1	8,283.9	1,460.7	9,744.6
* includes 345,7GWh sold in 2009 under Note 446. See “Item 5. Operating and Financial Review and Prospects – Cost of Sales”

The cost of sales decreased by 3.7% to Ps. 1,400.7 million in the fiscal year ended December 31, 2009 from Ps. 1,454.2 million in the same period of 2008, primarily due to a 6.8% decrease in fuel expenses due to the lower thermal generation recorded in 2009 in general and in particular to the lower incidence of the consumption of the more expensive fuel oil in Piedra Buena and a decrease in the cost of energy purchases at our hydro units (5.1%) and at our thermal units (10.6%), which more than offset increases in personnel costs and third party service fees at our hydro units (60.4%) and at our thermal units (50.3%).  The increase in personnel costs and third party service fees is mainly due to the hiring of new employees for supplying services in our generation segment and the increase in wages and costs of third party services amongst periods, which also include in both cases personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	115.0	59.2%	121.1	64.5%
Royalties	25.6	13.2%	23.7	12.6%
Salaries and third party fees	19.3	9.9%	12.0	6.4%
Depreciation of and amortization	20.7	10.6%	20.5	10.9%
Spares and maintenance	8.3	4.3%	7.4	3.9%
Others	5.3	2.7%	3.2	1.7%
Total hydroelectric	194.3	100.0%	188.0	100.0%

Thermal facilities:
Fuel consumption	662.5	54.9%	711.2	56.2%
Energy purchases	380.0	31.5%	425.3	33.6%
Salaries and third party fees	73.0	6.1%	48.6	3.8%
Depreciation and amortization	38.5	3.2%	38.7	3.1%
Others	52.3	4.3%	42.4	3.4%
Total thermal	1,206.4	100.0%	1,266.2	100.0%
Total	1,400.7	100.0%	1,454.2	100.0%

Gross profit related to our generation segment decreased by 1.0% to Ps. 323.2 million in the fiscal year ended December 31, 2009 from Ps. 326.5 million in the same period of 2008, mainly due to the lower electricity sales of our thermal units, which more than offset the lower cost of sales described above. The gross margin related to our generation activities increased by 2.2% to 18.7% over sales for the fiscal year ended December 31, 2009 from 18.3% over sales for the same period in 2008, primarily due to lower electricity sales of our units during the period, which were more than offset by the higher average electricity prices and lower costs of sales.

The selling expenses related to our generation segment increased to Ps. 18.0 million in the fiscal year ended December 31, 2009 from Ps. 9.8 million in the same period of 2008, mainly due to an increase in salaries and service fees and higher taxes, rates and contributions. Selling expenses from our hydro units were Ps. 4.2 million and Ps. 2.1 million, whereas selling expenses from our thermal units were Ps. 13.8 million and Ps. 7.7 million for the fiscal years ended December 31, 2009 and 2008, respectively.   During 2009 we performed a review of past-due accounts at our generation units and as a result we recorded Ps. 1.4 million as doubtful accounts.  The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	6.3	35.1%	4.0	40.7%
Salaries and third party fees	8.6	47.9%	5.0	50.7%
Doubtful accounts	1.4	7.8%	0.0	0.0%
Others	1.7	9.3%	0.8	8.6%
Total	18.0	100.0%	9.8	100.0%
Of which:
Hydroelectric	4.2	23.2%	2.1	21.8%
Thermal	13.8	76.8%	7.7	78.2%

Administrative expenses increased to Ps. 76.0 million for the fiscal year ended December 31, 2009 from Ps. 57.9 million for the same period of 2008.  Administrative expenses from our hydro units were Ps. 11.6 million and Ps. 10.5 million, whereas administrative expenses from our thermal units were Ps. 64.4 million and Ps. 47.4 million for the fiscal years ended December 31, 2009 and 2008, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and administrative fees	48.8	64.3%	45.9	79.2%
Directors' and Syndics' Fees	6.8	8.9%	1.8	3.1%
Taxes, rates and contributions	4.0	5.2%	2.6	4.6%
Maintenance	1.8	2.4%	1.4	2.4%
Others	14.6	19.2%	6.2	10.7%
Total	76.0	100.0%	57.9	100.0%
Of which:
Hydroelectric	11.6	15.2%	10.5	18.2%
Thermal	64.4	84.8%	47.4	81.8%

Operating income related to our generation activities decreased by 12.3% to Ps. 214.0 million for the fiscal year ended December 31, 2009 from Ps. 244.0 million in the same period of 2008, mainly due to the reduction in the gross profit from our thermal units described above and the increase in commercial and administrative expenses. The operating margin related to our generation activities decreased by 9.4% to 12.4% over sales for the fiscal year ended December 31, 2009 from 13.7% over sales for the same period in 2008, for the same reasons as those described in connection with operating income.

Financial and holding results, net, related to our generation activities represented a loss of Ps. 46.4 million for the fiscal year ended December 31, 2009 compared to a loss of Ps. 80.2 million for the same period of 2008, primarily due to gains of Ps. 25.7 million from interest income generated by assets, gains of Ps. 64.4 million from foreign exchange differences generated by assets, and gains of Ps. 19.5 million from holdings of financial assets, that were more than offset by losses generated by net interest expenses (Ps. 81.6 million), losses generated by foreign exchange differences of liabilities (Ps. 52.3 million) and losses from impairment of assets and investments (Ps. 18.5 million). In the same period of 2008, our generation segment recorded losses from impairment of fixed assets and other assets (Ps. 73.6 million), which included the result from the sale of an Alstom turbine (Ps. 61.2 million). The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	25.7	(55.3%)	27.1	(33.8%)
Impairment of assets and investments	(18.5)	39.9%	(73.6)	91.8%
Gains on foreign exchange differences on assets	64.4	(138.9%)	71.8	(89.6%)
Generated by financial instruments holding results	19.5	(42.1%)	4.5	(5.6%)
Other results generated by assets	(1.7)	3.7%	(0.2)	0.2%
Interest expense generated by liabilities	(81.6)	176.0%	(33.2)	41.4%
Generated by taxes and bank commissions	(0.9)	1.9%	(21.6)	26.9%
Losses on foreign exchange differences on liabilities	(52.3)	112.9%	(54.4)	67.8%
Generated by repurchases of financial debt	4.1	(8.9%)	0.0	0.0%
Other results generated by liabilities	(5.0)	10.8%	(0.7)	0.8%
Total	(46.4)	100.0%	(80.2)	100.0%

Our generation activities recorded other expenses, net of Ps. 2.7 million for the fiscal year ended December 31, 2009 compared to Ps. 1.4 million for the same period of 2008. Additionally, our generation activities recorded a charge for income tax of Ps. 68.4 million for the fiscal year ended December 31, 2009 compared to Ps. 62.7 million for the same period of 2008 and a charge for minority interests of Ps. 38.6 million for the fiscal year ended December 31, 2009 compared to Ps. 37.7 million for the same period of 2008.

Finally, our generation activities recorded net income of Ps. 57.8 million for the fiscal year ended December 31, 2009, compared to Ps. 62.1 million for the same period in 2008.

Transmission Segment

Net sales related to our transmission activities increased by 27.5% to Ps. 291.3 million for the fiscal year ended December 31, 2009, compared to Ps. 228.5 million for the same period in 2008. Net regulated sales increased by 12.9% to Ps. 147.5 million for the fiscal year ended December 31, 2009 compared to Ps. 130.7 million for the same period in 2008, mainly as a result of the increase in Transener’s and Transba’s compensation pursuant to ENRE Resolutions No. 328/08 and 327/08, respectively. Net revenues from royalties for the Fourth Line increased 16.2% to Ps. 42.9 million for the fiscal year ended December 31, 2009 from Ps. 36.9 million for the same period in 2008, mainly due to the recognition of the new royalty values as from October 2008. Other sales, net increased 65.7% to Ps. 100.8 million for the fiscal year ended December 31, 2009 from Ps. 60.9 million for the same period of  2008 mainly due to the higher revenues from works, operation and maintenance services, revenues from supervision services and unregulated revenues from Transba and from Transener’s international operations.

Cost of sales increased by 23.6% to Ps. 220.1 million in the fiscal year ended December 31, 2009 compared to Ps. 178.1 million for the same period of 2008, mainly due to agreed wage increases and higher costs of materials used in the period due to increased works in the unregulated segment. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	79.2	36.0%	61.0	34.2%
Materials for works	32.0	14.5%	19.2	10.8%
Repairs and Maintenance	15.9	7.2%	12.3	6.9%
Depreciation and amortization	57.6	26.2%	53.7	30.2%
Others	35.4	16.1%	32.0	18.0%
Total	220.1	100.0%	178.1	100.0%

Gross profit related to our transmission activities increased by 41.2% to Ps. 71.2 million for the fiscal year ended December 31, 2009 from Ps. 50.4 million for the same period in 2008, primarily due to the increase in regulated revenues, royalties from the Fourth Line and revenues from the unregulated segment, which more than offset the wage increases and costs of materials during the period. The gross margin related to our transmission activities increased by 10.8% to 24.4% over net sales for the fiscal year ended December 31, 2009 from 22.1% over sales for the same period in 2008, reflecting mainly the higher rates and royalties and the higher margin of unregulated revenues.

We do not record selling expenses related to our transmission activities.

Administrative expenses increased by 26.5% to Ps. 37.5 million for the fiscal year ended December 31, 2009 from Ps. 29.6 million for the same period in 2008, mainly due to the higher salary expenses related to wage increases and an increase in insurance costs due to the renegotiation of contracts. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	16.1	42.8%	12.6	42.6%
Fees for third-party services	2.2	5.9%	2.0	6.6%
Depreciation of fixed assets	3.8	10.2%	3.4	11.5%
Insurance	8.2	22.0%	5.2	17.6%
Directors' and Syndics' Fees	1.3	3.5%	1.2	4.1%
Others	5.9	15.7%	5.2	17.6%
Total	37.5	100.0%	29.6	100.0%

Operating income increased by 59.6% to Ps. 34.5 million for the fiscal year ended December 31, 2009 from Ps. 21.6 million in the same period of 2008. The total operating margin increased by 25.2% to 11.8% over net sales for the fiscal year ended December 31, 2009 from 9.4% over sales for the same period in 2008. In both cases the increases are explained by higher rates, royalties from the Fourth Line and higher unregulated revenues.

Financial and holding results, net, represented a loss of Ps. 4.2 million for the fiscal year ended December 31, 2009 compared to a loss of Ps. 52.5 million for the same period of 2008, primarily due to the losses generated by net interest expenses (Ps. 36.2 million) and losses generated by foreign exchange differences generated by liabilities (Ps. 36.6 million) that were partially offset by gains generated by the repurchase of Transener’s own financial debt (Ps. 63.5 million).  In the fiscal year ended December 31, 2008 our transmission segment recorded gains from the repurchase of Transener’s own financial debt for Ps. 16.5 million. The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	7.1	(168.3%)	4.0	(7.7%)
Gains on foreign exchange differences on assets	1.7	(40.7%)	(0.5)	1.0%
Generated by financial instruments holding results	0.0	0.0%	0.0	0.0%
Other results generated by assets	0.9	(21.0%)	(2.8)	5.3%
Interest expense generated by liabilities	(36.2)	854.9%	(35.8)	68.2%
Generated by taxes and bank commissions	(4.2)	99.4%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(36.6)	862.9%	(33.9)	64.5%
Generated by repurchases of financial debt	63.5	(1498.7%)	16.5	(31.4%)
Other results generated by liabilities	(0.5)	11.6%	0.0	0.0%
Total	(4.2)	100.0%	(52.5)	100.0%

Transmission activities recorded other income, net of Ps. 4.7 million for the fiscal year ended December 31, 2009 compared to Ps. 9.8 million for the same period of 2008.

Additionally, the transmission segment recorded a charge for income tax of Ps. 4.8 million for the fiscal year ended December 31, 2009 compared to a charge of Ps. 7.3 million for the same period of 2008 and a charge for minority interests of Ps. 12.7 million for the fiscal year ended December 31, 2009 compared to a benefit of Ps. 16.1 million for the same period of 2008.

Finally, our transmission activities recorded a net income of Ps. 17.4 million for the fiscal year ended December 31, 2009, compared to a net loss of Ps. 12.4 million for the same period in 2008.

Distribution Segment

Net sales from our distribution activities rose by 3.9% to Ps. 2,077.9 million for the fiscal year ended December 31, 2008 from Ps. 2,002.2 million for the same period in 2008, mainly due to the increase in the average annual sales price of energy that we pass through to certain customers (the average price in 2009 was Ps. 0.1140 per KWh, and Ps. 0.1074 per KWh in 2008), which more than offset the decrease in the quantity of energy sold in the fiscal year ended December 31, 2009 (18,220 GWh) compared to the same period of 2008 (18,616 GWh) due to the contraction in demand.

Cost of sales increased by 8.2% to Ps. 1,569.7 million for the fiscal year ended December 31, 2009 compared to Ps. 1,451.4 million for the same period of 2008, mainly due to a 21.6% increase in salaries and social security contributions and a 7.4% increase in the cost of energy purchases, mainly associated with the increase in the purchase price of energy passed through to certain customers of Edenor and the increase in energy losses (11.9% in 2009 and 10.8% in 2008), which more than offset the reduction in the amount of energy purchased (20,676 GWh in 2009 and 20,863 GWh in 2008), when we compare the periods ended December 31, 2009 and 2008. The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Energy Purchases	1,003.4	63.9%	934.7	64.4%
Depreciation and Amortization	185.7	11.8%	183.4	12.6%
Salaries and social security charges	220.4	14.0%	181.3	12.5%
Fees for third-party services	111.9	7.1%	111.7	7.7%
Other	48.3	3.1%	40.4	2.8%
Total	1,569.7	100.0%	1,451.4	100.0%

Gross profit related to our distribution activities decreased by 7.4% to Ps. 508.1 million for the fiscal year ended December 31, 2009 compared to Ps. 548.8 million for the same period of 2008, explained mainly by the increase in salaries and social security charges and higher energy losses (defined as the difference between energy purchased and energy sold and that requires Edenor to purchase additional energy to satisfy its demand) between the periods under review. The increase in net revenues associated to the higher purchase price of energy passed through to certain customers of Edenor during part of 2009 was offset by a similar increase in the cost of energy purchased to supply those customers. The gross margin related to our distribution activities decreased by 10.9% to 24.5% over sales for the fiscal year ended December 31, 2009 from 27.4% over sales for the same period in 2008.

Selling expenses increased 9.3% to Ps. 138.0 million for the fiscal year ended December 31, 2009 compared to Ps. 126.3 million for the same period of 2008, primarily due to an increase in salaries and social security charges resulting from wage increases granted and to the increase in third party fees between both periods. Also in the fiscal year ended December 31, 2009, Edenor recorded a recovery due to a reduction in the allowance for doubtful accounts as a result of the approval of the new framework agreement between Edenor, the Federal Government and the City of Buenos Aires in connection with shanty towns. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	47.1	34.1%	40.5	32.1%
Salaries and social security charges	52.0	37.7%	36.4	28.8%
Doubtful accounts	(2.7)	(1.9%)	15.3	12.1%
Taxes, rates and contributions	18.2	13.2%	14.9	11.8%
Other	23.4	17.0%	19.1	15.2%
Total	138.0	100.0%	126.3	100.0%

Administrative expenses increased by 26.9% to Ps. 178.4 million for the fiscal year ended December 31, 2009 compared to Ps. 140.6 million for the same period of 2008, primarily due to increases in salaries due to wage increases granted and higher third party fees. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	60.5	33.9%	49.0	34.9%
Fees for third-party services	43.8	24.5%	32.9	23.4%
Taxes, rates and contributions	34.6	19.4%	28.8	20.5%
Advertising and promotion	16.8	9.4%	12.8	9.1%
Others	22.7	12.7%	17.0	12.1%
Total	178.4	100.0%	140.6	100.0%

Operating income of our distribution activities decreased by 32.6% to Ps. 186.2 million for the fiscal year ended December 31, 2009 compared to Ps. 276.4 million for the same period of 2008, mainly due to the increase in energy losses and higher selling and administration expenses described above. The total operating margin decreased by 35.2% to 9.0% over sales for the fiscal year ended December 31, 2009 from 13.8% over sales for the same period in 2008.

Financial and holding results, net, related to our distribution activities represented a loss of Ps. 98.0 million for the fiscal year ended December 31, 2009 compared to a loss of Ps. 132.8 million for the same period of 2008, primarily due to losses related to net interest expenses (Ps. 126.5 million) and the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (Ps. 129.2 million), which more than offset the income from interest generated by assets, holding results and foreign exchange differences on financial assets (Ps. 16.2 million, Ps. 37.7 million and Ps. 21.4 million, respectively) and gains from repurchase of financial debt (Ps. 81.5 million). In the same period of 2008, our distribution segment recorded losses generated by holdings of financial instruments for Ps. 7.3 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	16.2	(16.5%)	9.9	(7.4%)
Gains on foreign exchange differences on assets	21.4	(21.8%)	8.1	(6.1%)
Generated by financial instruments holding results	37.7	(38.5%)	(7.3)	5.5%
Other results generated by assets	3.4	(3.4%)	13.5	(10.1%)
Interest expense generated by liabilities	(126.5)	129.2%	(127.1)	95.7%
Generated by taxes and bank commissions	(2.4)	2.5%	(2.1)	1.6%
Losses on foreign exchange differences on liabilities	(129.2)	131.8%	(121.5)	91.5%
Generated by repurchases of financial debt	81.5	(83.1%)	93.7	(70.5%)
Other results generated by liabilities	0.0	0.0%	0.0	0.0%
Total	(98.0)	100.0%	(132.8)	100.0%

The distribution segment recorded other income, net of Ps. 2.0 million for the fiscal year ended December 31, 2009, compared to other expenses for Ps. 29.4 million in the same period of 2008.

In turn, our distribution operations recorded an income tax charge of Ps. 61.1 million in the fiscal year ended December 31, 2009, compared to a Ps. 43.5 million charge in the same period of 2008, and a charge for minority interests of Ps. 43.9 million in the fiscal year ended December 31, 2009 compared to a charge of Ps. 59.9 million in the same period of 2008.

Finally, our distribution activities registered a net loss of Ps. 14.8 million for the fiscal year ended December 31, 2009, compared to a net income of Ps. 10.7 million for the same period in 2008.

Holding Segment

Net sales related to our holding segment were Ps. 15.1 million for the fiscal year ended December 31, 2009 compared to Ps. 34.7 million in the same period of 2008, mostly related to sales at our real estate business (Ps. 9.2 million and Ps. 4.3 million for the periods ended December 31, 2009 and 2008, respectively) and services that we provided to our subsidiaries (Ps. 5.8 million and Ps. 30.4 million for the periods ended December 31, 2009 and 2008, respectively).  In the fourth quarter of 2008, the holding segment recorded sales for cumulative services rendered to the generation segment of Ps. 24.2 million. These inter-segment sales were eliminated from Pampa’s consolidated net sales in the elimination segment.

Cost of sales related to our holding segment increased to Ps. 8.2 million in the fiscal year ended December 31, 2009 compared to Ps. 4.8 million for the same period of 2008, reflecting the higher cost of sales of our real estate business. The following table illustrates the main components of cost of sales from our holding segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Cost of Benquerencia lots	7.9	95.9%	4.1	84.1%
Other	0.3	4.1%	0.8	15.9%
Total	8.2	100.0%	4.8	100.0%

Therefore, gross profit related to our holding segment was Ps. 6.9 million for the fiscal year ended December 31, 2009 compared to Ps. 29.9 million for the same period of 2008, mainly due to the increase in sales for the fourth quarter of 2008 described above.

Selling expenses related to our holding segment amounted to Ps. 1.0 million for the fiscal year ended December 31, 2009 compared to Ps. 3.5 million for the same period of 2008, reflecting mainly the selling expenses of our real estate business. In the 2008 period, Ps. 2.4 million of selling expenses incurred by our subsidiary Pampa Inversiones are also included. The following table illustrates the main components of selling expenses from our holding segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	0.0	0.4%	2.5	71.2%
Salaries and social security charges	0.5	46.5%	0.5	12.9%
Taxes, rates and contributions	0.5	53.0%	0.3	8.8%
Other	0.0	0.0%	0.3	7.1%
Total	1.0	100.0%	3.5	100.0%

Administrative expenses amounted to Ps. 47.9 million for the fiscal year ended December 31, 2009 compared to Ps. 58.5 million for the same period of 2008, mainly due to the transfer of personnel from our holding segment to our generation segment described above. The following table illustrates the main components of administrative expenses from our holding segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	4.4	9.3%	16.4	28.1%
Fees for third-party services	16.3	34.1%	10.6	18.1%
Rental and insurance	2.8	5.9%	2.6	4.5%
Directors' and Syndics' Fees	17.0	35.4%	20.3	34.7%
Others	7.4	15.4%	8.5	14.6%
Total	47.9	100.0%	58.5	100.0%

Operating losses related to our holding segment amounted to Ps. 42.1 million for the fiscal year ended December 31, 2009 compared to an operating loss of Ps. 32.4 million for the same period of 2008, primarily explained by the difference in net sales between both periods, which were not offset by the reduction in administrative expenses described above.

Financial and holding results, net, related to our holding activities represented a gain of Ps. 228.3 million for the fiscal year ended December 31, 2009 compared to a gain of Ps. 84.5 million for the same period of 2008, primarily due to gains generated by the repurchase of debt from our subsidiaries (Ps. 96.3 million), gains from holdings of financial assets (Ps. 71.2 million) and net interest income (Ps. 20.5 million) and foreign exchange differences (Ps. 32.2 million) generated by assets and liabilities. During the same period of 2008, the gain generated by the repurchase of debt from our subsidiaries (Ps. 80.1 million) and net foreign exchange differences (Ps. 19.8 million) were partially offset by losses generated by holdings of assets (Ps. 16.5 million). The following table illustrates the main components of financial and holding results from our holding segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	(2.9)	(1.3%)	6.5	7.6%
Impairment of assets and investments	(3.8)	(1.7%)	(0.7)	(0.9%)
Gains on foreign exchange differences on assets	2.3	1.0%	15.1	17.9%
Generated by financial instruments holding results	71.2	31.2%	(16.5)	(19.5%)
Other results generated by assets	9.9	4.3%	(4.1)	(4.9%)
Interest expense generated by liabilities	23.4	10.3%	(0.5)	(0.6%)
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Gain on foreign exchange differences on liabilities	29.9	13.1%	4.6	5.5%
Generated by repurchases of financial debt	96.3	42.2%	80.1	94.9%
Other results generated by liabilities	2.0	0.9%	0.0	0.0%
Total	228.3	100.0%	84.5	100.0%

Our holding segment recorded other expenses, net for Ps. 6.1 million in the fiscal year ended December 31, 2009 compared to Ps. 2.3 million for the same period of 2008.

Also, our holding segment recorded an income tax charge of Ps. 25.8 million for the fiscal year ended December 31, 2009, compared to a benefit of Ps. 4.7 million for the same period of 2008.

Finally, our holding segment registered a net income of Ps. 154.3 million for the fiscal year ended December 31, 2009 compared to a net income of Ps. 54.6 million recorded in the same period of 2008.

Year ended December 31, 2008 (audited) compared to year ended December 31, 2007 (audited and pro forma)

We acquired our Loma de la Lata generation facility in May 2007, our Piedra Buena generation facility in August 2007 and our distribution subsidiary, Edenor, in September 2007.  Because our historical consolidated financial statements may not provide a meaningful comparison of our results of operations over the periods presented, the discussion of our historical results of operations that appears below has been supplemented, where appropriate, with unaudited pro forma consolidated financial data.  See “—Unaudited pro forma results.”

Consolidated net sales increased by 171.3%, or Ps. 2,534.6 million, to Ps. 4,013.8 million in the year ended December 31, 2008 from Ps. 1,479.2 million in the year ended December 31, 2007.  This significant increase in net sales was mainly due to the acquisition of our distribution subsidiary, Edenor, in September 2007, and our Loma de la Lata and Piedra Buena generation operations in May and August 2007, respectively.

The following table sets forth our net sales by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Net Sales	2008	Actual	Adjustments	Pro Forma
	(in millions of pesos)
Generation	1,780.7	748.6	397.9	1,146.5
Transmission	228.5	252.4	-	252.4
Distribution	2,000.2	478.7	1,493.8	1,972.5
Holding	34.7	7.7	-	7.7
Eliminations	(30.3)	(8.1)	-	(8.1)
Total	4,013.8	1,479.2	1,891.7	3,370.9

Consolidated cost of sales increased by Ps. 1,978.3 million or 179.2% to Ps. 3,082.4 million in the year ended December 31, 2008 from Ps. 1,104.0 million in the year ended December 31, 2007.  This significant increase was primarily the result of the acquisition of our distribution subsidiary Edenor, and our Loma de la Lata and Piedra Buena generation operations.

The following table sets forth our cost of sales by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Cost of Sales	2008	Actual	Adjustments	Pro Forma
	(in millions of pesos)
Generation	(1,454.2)	(591.5)	(381.7)	(973.2)
Transmission	(178.1)	(184.1)	-	(184.1)
Distribution	(1,451.4)	(328.2)	(995.8)	(1,324.0)
Holding	(4.8)	(1.2)	-	(1.2)
Eliminations	6.1	1.0	-	1.0
Total	(3,082.4)	(1,104.0)	(1,377.5)	(2,481.5)

Consolidated gross profit increased by 148.3% to Ps. 931.5 million for the year ended December 31, 2008 from Ps. 375.2 million for the same period in 2007.  This significant increase was largely due to the inclusion in 2008 of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation businesses.  As a percentage of net sales, our gross profit declined to 23.2% of net sales for the year ended December 31, 2008, compared to 25.4% of net sales for the year ended December 30, 2007.

The following table sets forth our gross profit by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Gross Profit	2008	Actual	Adjustments	Pro Forma
	(in millions of pesos)
Generation	326.5	157.1	16.2	173.3
Transmission	50.4	68.2	-	68.2
Distribution	548.8	150.5	498.1	648.6
Holding	29.9	6.5	-	6.5
Eliminations	(24.2)	(7.1)	-	(7.1)
Total	931.5	375.2	514.2	889.4

Consolidated selling expenses increased by 205.2% to Ps. 139.7 million for the year ended December 31, 2008 from Ps. 45.8 million for the same period in 2007.  This large increase was due primarily to the recording of a full year of results from our distribution subsidiary, Edenor, since selling expenses related to our distribution activities represent a substantial portion (90.4% and 85.0% for 2008 and 2007, respectively) of our overall selling expenses.  On a pro forma basis, selling expenses related to our distribution segment would have represented 94.6% of our overall selling expenses for that period.

The following table sets forth our selling expenses by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Selling Expenses	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (9.8)	(5.6)	-	(5.6)
Transmission.	-	-	-	-
Distribution.	(126.3)	(38.9)	(82.0)	(120.8)
Holding.	(3.5)	(3.4)	-	(3.4)
Eliminations	-	2.1	-	2.1
Total	Ps. (139.7)	(45.8)	(82.0)	(127.7)

Consolidated administrative expenses increased by 123.7% to Ps. 262.4 million for the year ended December 31, 2008 from Ps. 117.3 million for the same period in 2007.  This increase was mainly due to the recording a full year of operations of our distribution subsidiary, Edenor, our Loma de la Lata and Piedra Buena generation operations, and the increased in administrative and advisory activities of our holding segment.

The following table sets forth our administrative expenses by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Administrative Expenses	2008	Actual	Adjustments	Pro Forma
	(in millions of pesos)
Generation	(57.9)	(27.0)	(6.7)	(33.8)
Transmission	(29.6)	(24.7)	-	(24.7)
Distribution	(140.6)	(41.5)	(84.5)	(126.0)
Holding	(58.5)	(29.1)	-	(29.1)
Eliminations	24.2	5.0	-	5.0
Total	(262.4)	(117.3)	(91.3)	(208.6)

We recorded Ps. 19.8 million in consolidated goodwill amortization million for the year ended December 31, 2008 from Ps. 7.4 million for the same period in 2007.

The following table sets forth our goodwill amortization by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Goodwill Amortization	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (14.7)	(6.8)	(8.2)	(15.0)
Transmission.	0.8	0.8	-	0.8
Distribution.	(5.6)	(1.4)	(4.2)	(5.6)
Holding.	(0.3)	-	-	-
Eliminations	-	-	-	-
Total	Ps. (19.8)	(7.4)	(12.5)	(19.8)

Consolidated operating income increased by 148.8% to Ps. 509.6 million for the year ended December 31, 2008 from Ps. 204.8 million for the same period in 2007.  This increase was largely due to the increase in gross profit attributable to the recording of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation operations.

The following table sets forth our operating income by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Operating Income	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. 244.0	117.8	1.2	119.0
Transmission.	21.6	44.4	-	44.4
Distribution.	276.4	68.8	327.3	396.1
Holding.	(32.4)	(26.1)	-	(26.1)
Eliminations	-	(0.0)	-	(0.0)
Total	Ps. 509.6	204.8	328.5	533.3

Our consolidated financial and holding results, net, represented a loss of Ps. 181.1 million for the year ended December 31, 2008 compared to a gain of Ps. 56.6 million for the same period in 2007.  This increase was due primarily to interest expenses and foreign exchange loses in relation with our distribution subsidiary’s debt and to impairment of assets and investments in our subsidiaries that were partially compensated by gains from the repurchase of debt done by our subsidiaries and our holding segment.

The following table sets forth our financial and holding results, net, by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Financial and Holding Results, net	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (80.2)	44.0	(1.2)	42.8
Transmission.	(52.5)	(42.8)	-	(42.8)
Distribution.	(132.8)	(26.5)	(179.3)	(205.8)
Holding.	84.5	82.0	-	82.0
Eliminations	-	-	-	-
Total	Ps. (181.1)	56.6	(180.5)	(123.8)

We recorded a consolidated loss in other (expenses) income, net, of Ps. 23.2 million for the year ended December 31, 2008 compared to a gain of Ps. 23.0 million for the same period in 2007.

The following table sets forth our other (expenses) income, net, by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Other Income (expenses), net	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (1.4)	(2.6)	0.0	(2.5)
Transmission.	9.8	4.4	-	4.4
Distribution.	(29.4)	21.8	(21.3)	0.5
Holding.	(2.3)	(0.6)	-	(0.6)
Eliminations	-	-	-	-
Total	Ps. (23.2)	23.0	(21.3)	1.8

We recorded a consolidated income tax charge of Ps. 108.8 million for the year ended December 31, 2008 compared to a charge of Ps. 36.3 million for the same period in 2007.  This 200.1% increase is mainly attributable to a significant increase in our taxable income following the recording of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation operations.

The following table sets forth our income tax and tax on assets by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Income Tax	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (62.7)	(21.1)	(2.2)	(23.2)
Transmission.	(7.3)	(4.4)	-	(4.4)
Distribution.	(43.5)	(14.6)	(88.7)	(103.3)
Holding.	4.7	3.8	-	3.8
Eliminations	-	-	-	-
Total	Ps. (108.8)	(36.3)	(90.9)	(127.1)

We recorded a consolidated charge for minority interests in our subsidiaries of Ps. 81.5 million for the year ended December 31, 2008 compared to a charge of Ps. 62.2 million for the same period in 2007.

The following table sets forth our minority interests by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
		2007
Minority Interests	2008	Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. (37.7)	(37.7)	-	(37.7)
Transmission.	16.1	1.3	-	1.3
Distribution.	(59.9)	(25.7)	(32.8)	(58.6)
Holding.	-	-	-	-
Eliminations	-	-	-	-
Total	Ps. (81.5)	(62.2)	(32.8)	(95.0)

We recorded consolidated net income of Ps. 115.0 million for the year ended December 31, 2008, compared to net income of Ps. 186.1 million for the same period in 2007, representing a 38.2% decrease.

The following table sets forth our net income by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,
	2008	2007
Net Income		Actual	Adjustments	Pro Forma
	(in millions of Pesos)
Generation.	Ps. 62.1	100.4	(2.1)	98.2%
Transmission.	(12.4)	2.8	-	2.8%
Distribution.	10.7	23.7	5.2	28.9%
Holding.	54.6	59.1	-	59.1%
Eliminations	-	(0.0)	-	(0.0)%
Total	Ps. 115.0	186.1	3.1	189.1

Electricity Generation Segment

Net sales in connection with our generation activities increased by 171.3% to Ps. 1,780.7 million for the year ended December 31, 2008 from Ps. 748.6 million for the same period in 2007, due to increased average electricity prices and also mainly to the acquisition of Loma and Piedra Buena.  In 2008, Ps. 290.3 million corresponded to sales from our hydroelectric generation facilities and Ps.  1,490.4 million corresponded to sales from our thermal generation facilities; for same period in 2007 Ps. 267.3 million corresponded to sales from our hydroelectrical generation and Ps. 481.2 million to sales from our thermal generation, representing an increase of 8.6% in net sales from our hydro units and a 209.7% increase in net sales form our thermal units.  Of the Ps.  1,032.1 million increase in net sales, 42.1% correspond to an increase in the average electricity prices received by us (in 2008 the average price of the electricity sold by all of our units was Ps. 183.6 per MWh, and in 2007 it was Ps. 115.7 per MWh), and 57.9% correspond to an increase in the quantity of electricity sold (9,744 GWh in 2008 and 6,472 GWh in 2007).  The lower electricity sold by our hydroelectric units in 2008 when compared to 2007 (1,256 GWh in 2008 from 1,448 GWh in 2007 and 968 GWh in 2008 from 1,056 GWh in 2007 for Nihuiles and Diamante, respectively) was more than compensated by the average increase in electricity prices described above and the greater generation included in our 2008 from our thermal units when compared to 2007 (to 1,976 GWh from 1,752 GWh at Güemes; to 1,817 GWh from 1,114 GWh at Loma de la Lata, and to 3,727 GWh from 1,102 GWh at Piedra Buena).  On a pro forma basis, net sales in our generation segment would have increased by 55.3% to Ps. 1,780.7 million in 2008 from Ps. 1,146.5 million in 2007, which would have been attributable 61.7% to the increase of the average electricity price received by all of our generation units and 38.3% to an increase in the quantity of electricity sold.  A summary of electricity sales by unit is shown in the table below.

	Total Sales by Generation Unit
	(in GWh)
Summary of Electricity Generation Assets	2008	2007
Hydroelectric
HINISA.	1,256	1,448
HIDISA.	968	1,056
Thermal
Güemes	1,976	1,752
Loma de la Lata	1,817	1,114
Piedra Buena	3,727	1,102
Total	9,744	6,472

Our cost of sales related to our generation activities increased by 145.9% to Ps.  1,454.2 million in the year ended December 31, 2008 from Ps. 591.5 million in the year ended December 31,2007, due primarily to the acquisition of our Loma de la Lata and Piedra Buena generation operations.  In 2008, Ps. 188 million corresponded to costs of sales of our hydroelectrical generation and Ps.  1,266.2 million reflect costs of sales of our thermal generation facilities whereas for the same period in 2007, Ps. 167.5 million reflect costs of sales of our hydroelectrical generation and Ps. 423.9 million reflect costs of sales of our thermal generation.

The following table sets forth the principal components of cost of sales in our generation activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	Ps. 121.1	64.5%	Ps. 102.6	61.2%
Royalties	23.7	12.6%	23.8	14.2%
Personnel.	12.0	6.4%	11.4	6.8%
Depreciation of and amortization.	20.5	10.9%	20.8	12.4%
Repairs and maintenance.	7.4	3.9%	5.1	3.0%
Others	3.2	1.7%	3.9	2.4%
Total hydroelectric.	Ps. 188.0	100.0%	Ps. 167.5	100.0%

Thermal facilities:
Fuel consumption	Ps. 711.2	56.2%	Ps. 338.4	79.8%
Energy purchases	425.3	33.6%	29.6	7.0%
Personnel.	48.6	3.8%	21.3	5.0%
Depreciation and amortization.	38.7	3.1%	17.9	4.2%
Others	42.4	3.4%	16.7	3.9%
Total thermal	1,266.2	100.0%	423.9	100.0%
Total	Ps. 1,454.2	100.0%	Ps. 591.5	100.0%

On a pro forma basis, cost of sales related to our generation segment would have increased by 49.4% to Ps. 1,454.2 million in 2008 from Ps. 973.2 million in 2007 corresponding to a 12.2% increase in the cost of sales of our hydroelectric units (principally due to the price increase of energy purchases), and to a 57.2% increase in the costs of sales of our thermal units, of which 81.5% correspond to the increase in energy purchases, in particular at our Piedra Buena unit.

Gross profit related to our generation activities increased by 107.8% to Ps. 326.5 million for the year ended December 31, 2008 from Ps. 157.1 million for the same period in 2007.  Gross margin of our generation activities declined by 12.6% to 18.3% over the sales for the year ended December 31, 2008 from 21.0% over the sales for the same period in 2007 mainly due to the greater participation of thermal generation units in our generation mix as thermal operating margin is lower than that of hydroelectrical generation.  On a pro forma basis, gross profit related to our generation activities would have increased by 88.4% to Ps. 326.5 million for the year ended December 31, 2008 from Ps. 173.3 million for the same period in 2007.  The gross margin of our generation activities increased by 21.3% to 18.3% over the sales for 2008 from 15.1% over the sales for 2007 mainly due to the increase in margin at Piedra Buena resulting from the use of its own fuel oil and gas to generate electricity and to higher spot and contract electricity prices at Güemes.

Selling expenses related to our generation activities rose by 77.1% to Ps. 9.8 million for the year ended December 31, 2008 from Ps. 5.6 million for the same period in 2007 mainly due to the acquisitions already mentioned.  In 2008, Ps. 2.1 million corresponded to hydroelectrical generation and Ps. 7.7 million to thermal generation whereas for the same period in 2007, Ps. 2.2 million corresponded to hydroelectrical generation and Ps. 3.3 million to thermal generation.  The following table sets forth the principal components of the selling expenses in our generation activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Taxes, rates and contributions.	Ps. 4.0	40.7%	Ps. 2.3	41.5%
Fees for third-party services.	2.9	30.0%	1.3	24.0%
Salaries and social security charges	2.0	20.7%	1.5	26.4%
Others.	0.8	8.6%	0.5	8.2%
Total.	Ps. 9.8	100.0%	Ps. 5.6	100.0%
Of which:
Hydroelectric.	2.1	21.8%	2.2	40.1%
Thermal.	7.7	78.2%	3.3	59.9%

Administrative expenses in our generation activities increased by 114.4% to Ps. 57.9 million for the year ended December 31, 2008 from Ps. 27.0 million for the same period in 2007 mainly due to the acquisitions already mentioned.  In 2008, Ps. 10.5 million correspond to hydroelectrical generation and Ps. 47.4 million correspond to thermal generation whereas for the same period in 2007, Ps. 7.8 million correspond to hydroelectrical generation and Ps. 19.2 million correspond to thermal generation.  The following table sets forth the principal components of the administrative expenses in our generation activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Fees for third-party services.	Ps. 32.2	55.5%	Ps. 8.8	32.7%
Salaries and social security charges	13.7	23.7%	6.7	24.8%
Directors and Syndic Salaries.	1.8	3.1%	2.5	9.1%
Taxes, rates and contributions.	2.6	4.6%	3.3	12.3%
Repairs and maintenance.	1.4	2.4%	0.0	0.0%
Others.	6.2	10.7%	5.7	21.1%
Total.	Ps. 57.9	100.0%	Ps. 27.0	100.0%
Of which:
Hydroelectric.	10.5	18.2%	7.8	29.0%
Thermal.	47.4	81.8%	19.2	71.0%

On a pro forma basis, administrative expenses in our generation activities would have increased by 71.5% to Ps. 57.9 million in 2008 from Ps. 33.8 million in 2007 mainly due to the increase in third party services (to Ps. 32.2 million in 2008 from Ps. 14.6 million in 2007), reflecting the increase in administrative services by third parties related to our expansion program as well as the increase in professional fees (auditors, legal counsel, financial advisory) related to the administrative and financing activities of our generation subsidiaries.  The increase in salary expenses reflects the increase in wages that were agreed to with the unions (ranging between 22% and 29% increases).

For our generation segment we recorded a goodwill amortization of Ps. 14.7 million in 2008 compared to Ps. 6.8 million in 2007, mainly due to recognition of accelerated depreciation at our Piedra Buena facility.  On a pro forma basis, we would have recorded a goodwill amortization of Ps. 14.7 million in 2008 compared to Ps. 15.0 million in 2007 in our generation segment.

Operating income related to our generation activities increased by 107.2% to Ps. 244.0 million for the year ended December 31, 2008 from Ps. 117.8 million for the same period in 2007 mainly due to the acquisitions already mentioned. Total operating margin went down by 12.9% to 13.7% over sales for the year ended December 31, 2008 from 15.7% over the sales for the same period in 2007 mainly due to the addition of new thermal generation whose operating margin is lower than that of hydroelectrical generation.  On a pro forma basis, operating income related to our generation activities rose by 105.1% to Ps. 244.0 million in 2008 from Ps. 119.0 million in 2007.  Total operating margin went up by 32.1% to 13.7% over sales for 2008 from 10.4% over the sales for 2007 mainly due to the increase in margin at Piedra Buena resulting from the use of its own fuel oil and gas to generate electricity and to higher spot and contract electricity prices at Güemes.

Our financial and holding results, net, related to our generation activities represented a loss of Ps. 80.2 million for the year ended December 31, 2008 compared to a gain of Ps. 44.0 million for the same period in 2007, mainly due to a loss on the sale of an Alstom turbine of Ps. 61.2 million and the increase of tax and bank commissions that were partially offset by gains generated by assets held in foreign currencies (mainly related to the expansion of Loma de la Lata).  On September 8, 2008, Loma de la Lata sold its heavy duty 178 MW Alstom model GT13E2 gas turbine for Ps. 84.7 million and recorded a loss of Ps. 61.2 million.  Results generated by holding of financial instruments in 2007 primarily reflect the appreciation of shares of Central Puerto held by one of our generation subsidiaries at the time.

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Generated by impairment of other assets	Ps. (73.6)	91.9%	Ps. 0.0	0.0%
Generated by taxes and bank commissions, net	(27.3)	34.1%	(3.0)	(6.8)%
Generated by foreign exchange differences, net	17.5	(21.8)%	11.8	26.9%
Generated by interest income, net.	(6.1)	7.6%	5.6	12.7%
Generated by financial instruments holding results, net.	4.5	(5.6)%	35.0	79.7%
Generated by repurchases of financial debt.	0.0	0.0%	(7.3)	(16.6)%
Others.	4.9	(6.1)%	1.8	4.1%
Total.	Ps. (80.2)	100.0%	Ps. 44.0	100.0%

On a pro forma basis, our financial and holding results, net, related to our generation activities would have been almost unchanged, representing a gain of Ps. 42.8 million for 2007.

Our generation operations recorded other expenses of Ps. 1.4 million and Ps. 2.6 million for 2008 and 2007, respectively.

Our generation activities recorded an income tax charge of Ps. 62.7 million in 2008 compared to a Ps. 21.1 million charge in 2007.

Our generation activities recorded a charge for minority interests of Ps. 37.7 million in both 2008 and 2007.

Our generation activities recorded 38.1% decrease in net income to Ps. 62.1 million in 2008 from Ps. 100.4 million in 2007.

Transmission Segment

Net sales in connection with our transmission activities decreased by 9.4% to Ps. 228.5 million for the year ended December 31, 2008 from Ps. 252.4 million for the same period in 2007; according to the following detail:  Ps. 130.7 million and Ps. 114.0 million correspond to net regulated sales, Ps. 37.0 million and Ps. 32.3 million correspond to the royalties for the Fourth Line, net and Ps. 60.8 million and Ps. 106.0 million correspond to other revenues, net, associated to other unregulated activities and services in 2008 and 2007 respectively.  The decrease in non-regulated revenues generated was mainly the result of a decrease in activity in the projects assigned to Transener by the ENRE, as well as a decrease in international operations attributable to contracts in Brazil that were not renewed in the first six months of 2008.

Our cost of sales related to our transmission activities decreased by 3.3% to Ps. 178.1 million in the year ended December 31, 2008 from Ps. 184.1 million in the year ended December 31, 2007.  The following table sets forth the principal components of cost of sales in our transmission activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Salaries social security charges and fees.	Ps. 65.4	36.8%	Ps. 57.3	31.1%
Depreciation and amortization.	53.7	30.2%	49.9	27.1%
Materials for works	19.2	10.8%	35.9	19.5%
Repairs and maintenance.	12.3	6.9%	11.8	6.4%
Others.	27.5	15.5%	29.2	15.9%
Total.	Ps. 178.1	100.0%	Ps. 184.1	100.0%

Gross profit related to our transmission activities decreased by 26.1% to Ps. 50.4 million for the year ended December 31, 2008 from Ps. 68.2 million for the same period in 2007due to the decline in the proportion of net sales generated by Transener’s non-regulated activities as described under Net Revenues above, which generally have higher margins than Transener’s regulated activities, which are based on a tariff that has not changed significantly in years as compared with market-based contracts in our unregulated activities, and as a result of the lack of adjustments to Transener’s tariffs.  Gross margin decreased by 18.4% to 22.1% over the sales for the year ended December 31, 2008 from 27.0% over the sales for the same period in 2007 for the same motive.

We do not record selling expenses related to our transmission activities.

Administrative expenses related to our transmission activities increased by 20.2% to Ps. 29.6 million for the year ended December 31, 2008 from Ps. 24.7 million for the same period in.  The following table sets forth the principal components of the administrative expenses in our transmission activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Salaries and social security charges.	Ps. 12.6	42.6%	Ps. 10.0	40.6%
Fees for third-party services	5.9	19.9%	4.4	17.7%
Depreciation of fixed assets	3.4	11.5%	3.0	12.2%
Insurance.	2.0	6.6%	2.0	8.0%
Directors and Syndics Remuneration	1.2	4.1%	0.4	1.8%
Others.	4.6	15.4%	4.9	19.8%
Total	Ps. 29.6	100.0%	Ps. 24.7	100.0%

Our transmission segment recognizes almost equal goodwill amortization gains for 2008 and 2007 of Ps. 0.8 million.

Operating income related to our transmission activities decreased by 51.3% to Ps. 21.6 million for the year ended December 31, 2008 from Ps. 44.4 million for the same period in 2007.  Total operating margin went down by 46.2% to 9.4% over the sales for the year ended December 31, 2008 from 17.6% over sales for the same period in 2007, mainly due to the decrease in non-regulated activities.

Our financial and holding results, net, related to our transmission activities represented a loss of Ps. 52.5 million for the year ended December 31, 2008 compared to a loss of Ps. 42.8 million for the same period in 2007, mainly due to a loss reflecting the negative impact that the appreciation of the dollar had on this segment’s outstanding dollar denominated debt, which were partially offset in 2008 by gains from the repurchase of its own financial debt.

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Generated by foreign exchange differences, net	Ps. (34.4)	65.5%	Ps. (10.4)	24.3%
Generated by interest income, net.	(31.8)	60.6%	(29.0)	67.7%
Generated by repurchases of financial debt.	16.5	(31.4)%	0.0	0.0%
Generated by taxes and bank commissions, net	(3.4)	6.4%	(3.1)	7.2%
Generated by financial instruments holding results, net.	0.0	0.0%	(1.6)	3.8%
Others.	0.6	(1.1)%	1.3	(3.1)%
Total.	Ps. (52.5)	100.0%	Ps. (42.8)	100.0%

Our transmission operations recorded other income of Ps. 9.8 million and Ps. 4.4 million for 2008 and 2007, respectively.

Our transmission activities recorded an income tax charge of Ps. 7.3 million in 2008 compared to a Ps. 4.4 million charge in 2007.

Our transmission activities recorded a benefit for minority interests of Ps. 16.1 million in 2008 compared to a Ps. 1.3 million benefit in 2007.

Our transmission activities recorded a Ps. 12.4 million net loss in 2008 compared to Ps. 2.8 million in net income in 2007.

Distribution Segment

Net sales in connection with our distribution activities rose by 317.9% to Ps. 2,000.2 million for the year ended December 31, 2008 from Ps. 478.7 million for the same period in 2007, due mainly to the inclusion of the results of operations for the twelve months of 2008 compared to the inclusion of the results of operations for only three months in 2007.  On a pro forma basis, net sales in our distribution segment would have increased by 1.4% to Ps. 2,000.2 million in 2008 from Ps. 1,972.5 million in 2007, mainly due to an increase in the volume of energy sales (Edenor sold 18,616 GWh in 2008 compared to 17,886 GWh in 2007) due to an increase in consumption per customer and in the number of clients, which compensated a reduction in the average sales price (Edenor’s average sales price in 2008 was Ps. 0.1075 per KWh and Ps. 0.1103 per KWh in 2007).  In 2007, Edenor recorded the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government which amounted to Ps. 218.6 million.  During 2008, there was an increase of 17% in the VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008, and which incorporates partially MMC adjustments that had not been included in Edenor’s applicable rates schedules.

Our cost of sales related to our distribution activities rose by 342.2% to Ps. 1,451.4 million for the year ended December 31, 2008 from Ps. 328.2 million for the same period in 2007, with the main costs in 2008 being purchases of energy (Ps. 934.7 million), salary and social security contributions expenses (Ps. 181.3 million), amortizations and depreciations (Ps. 183.4 million) and third parties’ fees (Ps. 111.7 million).  The following table sets forth the principal components of cost of sales in our distribution activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Energy Purchases.	Ps. 934.7	64.4%	Ps. 217.2	66.2%
Depreciation and Amortization.	183.4	12.6%	47.8	14.6%
Salaries and social security charges	181.3	12.5%	36.4	11.1%
Fees for third-party services.	111.7	7.7%	22.1	6.7%
Other.	40.4	2.8%	4.7	1.4%
Total.	Ps. 1451.4	100.0%	Ps. 382.2	100.0%

On a pro forma basis, cost of sales in our distribution segment would have increased by 9.6% to Ps. 1,451.4 million in 2008 from Ps. 1,324.0 million in 2007, mainly due to a 5.6% (to Ps. 934.7 million in 2008 from Ps. 885.0 million in 2007) increase in the cost of energy purchases (the cost of sales due to the increase in electricity demand was partially offset by a cost savings due to the decrease in energy loses at Edenor to 10.77% in 2008 from 11.60% in 2007), and 42.0% and 41.8% increases in salaries and third party services (to Ps. 118.4 million in 2008 from Ps. 127.6 million in 2007 and to Ps. 111.7 million in 2008 from Ps. 78.8 million in 2007 for salaries and social security charges and third party services, respectively).

Gross profit related to our distribution activities rose by 264.7% to Ps. 548.8 million for the year ended December 31, 2008 from Ps. 150.5 million for the same period in 2007.  On a pro forma basis, gross profit related to our distribution activities would have decreased by 15.4% to Ps. 548.8 million for the year ended December 31, 2008, and from Ps. 648.6 million for the same period in 2007 due to higher cost of sales per GWh sold.  Gross margin decreased by 12.7% to 27.4% over sales for the year ended December 31, 2008 from 31.4% over sales for the same period in 2007 mainly due to the impact of higher salaries and operating costs that were not compensated by the increase in VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008.  Also in 2007 Edenor recorded the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government which amounted to Ps. 218.6 million.

Selling expenses related to our distribution activities rose by 224.9% to Ps. 126.3 million for the year ended December 31, 2008 from Ps. 38.9 million for the same period in 2007 due mainly to the inclusion of the results of operations for the twelve months of 2008 compared to the inclusion of the results of operations for only three months in 2007.  The main selling expenses in 2008 include salaries and social security charges, feed for third party services and taxes, charges and contributions.  Also during fiscal 2008 Ps. 15.3 million in allowances for doubtful accounts were recorded to take into account, doubtful accounts resulting from the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the Acuerdo Marco (the 2006 Framework Agreement) in light of the fact that a new framework agreement has not yet been signed.  The following table sets forth the principal components of the selling expenses in our distribution activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Fees for third-party services	Ps. 40.5	32.1%	Ps. 8.7	22.3%
Salaries and social security charges.	36.4	28.8%	7.2	18.5%
Allowances for doubtful accounts.	15.3	12.1%	14.9	38.4%
Taxes, rates and contributions	14.9	11.8%	2.7	7.0%
Other.	19.1	15.2%	5.3	13.8%
Total	Ps. 126.3	100.0%	Ps. 38.9	100.0%

On a pro forma basis, selling expensed related to our distribution segment would have increased by 4.5% to Ps. 126.3 million in 2008 from Ps. 120.8 million in 2007, mainly due to a Ps. 21.5 million increase salaries and fees for third party services that more than offset a Ps. 15.4 million reduction in allowances for doubtful accounts.

Administrative expenses in our distribution activities increased by 239% to Ps. 140.6 million for the year ended December 31, 2008 from Ps. 41.5 million for the same period in 2007.  The following table sets forth the principal components of the administrative expenses in our distribution activities for the periods indicated:

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Salaries and social security charges.	Ps. 49.0	34.9%	Ps. 10.9	26.3%
Fees for third-party services	32.9	23.4%	10.4	25.1%
Taxes, rates and contribution.	28.8	20.5%	13.7	33.1%
Advertising and promotion.	12.8	9.1%	2.4	5.8%
Others.	17.0	12.1%	4.0	9.7%
Total	Ps. 140.6	100.0%	Ps. 41.5	100.0%

On a pro forma basis, administrative expenses in our distribution activities would have increased by 11.6% to Ps. 140.6 million in 2008 from Ps. 126.0 million in 2007 mainly due to a Ps. 10.9 million increase in salaries (mostly related to wage increases) and Ps. 18.8 million in fees for third party services (reflecting increased administrative control, compliance and financing-related services) that more than offset a Ps. 14.6 million reduction in taxes, advertising and promotions and other administrative expenses.

Our distribution segment recognized a goodwill amortization charge of Ps. 5.6 million in 2008 and of Ps. 1.4 in 2007.  On a pro forma basis, the goodwill amortization charge in 2007 of our distribution segment would have been 5.6 million.

Operating income in our distribution activities increased by 301.9% to Ps. 276.4 million for the year ended December 31, 2008 from Ps. 68.8 million for the same period in 2007 due to the inclusion of a longer period of results for 2008 than for 2007. Total operating margin decreased by 3.8% to 13.8% over sales for the year ended December 31, 2008 from 14.4% over sales for the same period in 2007.  On a pro forma basis, operating income in our distribution activities decreased by 30.2% to Ps. 276.4 million in 2008 from Ps. 396.1 million in 2007.  The segment’s total operating margin would have decreased by 31.2% to 13.8% over sales for 2008 from 20.1% over sales for 2007, mainly due to the impact of higher salaries and operating costs that were not compensated by the increase in VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008. Also in 2007 Edenor recorded Ps. 218.6 million for the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government.

Our financial and holding results, net, related to our distribution activities represented a loss of Ps. 132.8 million for the year ended December 31, 2008 compared to a loss of Ps. 26.5 million for the same period in 2007, mainly due to a loss from increased interest expenses (for a full year of operations) and the negative impact that the appreciation of the dollar had on this segment’s outstanding  U.S. dollar denominated debt (loss for the exchange difference and the increase in financial interests), which were partially offset in 2008 by gains from the repurchase of its own financial debt.

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Generated by interest income, net	Ps. (117.2)	88.2%	Ps. (4.6)	17.2%
Generated by foreign exchange differences, net	(113.4)	85.4%	0.4	(1.6)%
Generated by repurchases of financial debt.	93.7	(70.5)%	(18.9)	71.4%
Generated by financial instruments holding results, net.	(7.3)	5.5%	0.0	0.0%
Generated by taxes and bank commissions, net	(2.1)	1.6%	(6.3)	23.9%
Others.	13.5	(10.1)%	2.9	(10.9)%
Total	Ps. (132.8)	100.0%	Ps. (26.5)	100.0%

On a pro forma basis, our financial and holding results, net, related to our distribution activities would have represented a loss of Ps. 205.8 million for 2007, mainly related to a Ps. 78.0 million loss due to exchange difference and the increase in financial interests and a Ps. 76.1 million loss due to results associated with the restructuring of Edenor and Easa’s debt.

Our distribution operations recorded other expenses of Ps. 29.4 million and other income of Ps. 21.8 million for 2008 and 2007, respectively (in 2008, Edenor recorded Ps. 31.3 million in expenses related to voluntary retirements and bonuses).

Our distribution activities recorded an income tax charge of Ps. 43.5 million in 2008 compared to a Ps. 14.6 million charge in 2007.

Our distribution activities recorded a charge for minority interests of Ps. 59.9 million in 2008 compared to a charge of Ps. 25.7 million in 2007.

Our distribution activities recorded net income of Ps. 10.7 million in 2008 compared to net income of Ps. 23.7 million in 2007.

Holding Segment

Net sales in connection with our holding segment rose by 348.1% to Ps. 34.7 million for the year ended December 31, 2008 from Ps. 7.7 million for the same period in 2007, according to the following detail: Ps. 30.4 million and Ps. 5.8 million as revenues from advisory services rendered to our controlled companies and Ps. 4.3 million and Ps. 2 million as revenues from real estate businesses in 2008 and 2007, respectively.  Intercompany eliminations amounted to a loss of Ps. 30.3 million in the year ended December 31, 2008 compared to Ps. 8.1 million for the year ended 2007 mainly related to services provided to our generation segment.

Our cost of sales related to our holding segment rose by 286.5% to Ps. 4.8 million for the year ended December 31, 2008 from Ps. 1.2 million for the same period in 2007, with these costs being mainly related to real estate transactions.  Intercompany eliminations related to cost of sales amounted to a recovery of Ps. 6.1 million in the year ended December 31, 2008 compared to Ps. 1.0 million for the year ended 2007 mainly related to services provided by our holding segment to our generation segment.

We recorded a gross profit related to our holding segment and eliminations of Ps. 5.7 million for the year ended December 31, 2008 compared to a loss of Ps. 0.6 million for the same period in 2007.  Gross profit related to our holding segment rose by 361.0% to Ps. 29.9 million for the year ended December 31, 2008 from Ps. 6.5 million for the same period in 2007 due to the increased activities of advisory services to related companies, while its gross margin rose by 2.6% to 86.1% over the sales for the year ended December 31, 2008 from 83.9% over the sales for the same period in 2007.  Intercompany eliminations amounted to loss of Ps. 24.2 million in the year ended December 31, 2008 compared to a loss of Ps. 7.1 million for the year ended 2007.

Our selling expenses related to our holding segment and eliminations increased by 167.8% to Ps. 3.5 million for the year ended December 31, 2008 from Ps. 1.3 million for the same period in 2007.  In 2008 these expenses corresponded totally to our holding segment.   Our selling expenses related to our holding segment remained almost stable, rising by 3.1% to Ps. 3.5 million for the year ended December 31, 2008 from Ps. 3.4 million for the same period in 2007 and they include mainly expenses related to real estate transactions.  During 2007 intercompany eliminations amounted to a gain of Ps. 2.1 million.

Our administrative expenses related to our holding segment and eliminations increased by 42.1% to Ps. 34.8 million for the year ended December 31, 2008 from Ps. 24.1 million for the same period in 2007.  Our administrative expenses related to our holding segment increased by 100.6% to Ps. 58.5 million for the year ended December 31, 2008 from Ps. 29.1 million for the same period in 2007, due mainly to the increase in the advisory services rendered to our controlled companies and the increase in control and compliance expenses at Pampa.  Ps. Intercompany eliminations amounted to a gain of Ps. 24.2 million in the year ended December 31, 2008 compared to a gain of Ps. 5.0 million for the year ended 2007.

Goodwill amortization charges relating to our holding segment in 2008 were Ps. 0.3 million related to real estate operations.

Operating loss related to our holding and eliminations segment increased by 24.2% to Ps. 32.4 million for the year ended December 31, 2008 from Ps. 26.1 million for the same period in 2007, primarily due to the increase in our own administrative expenses.

Our financial and holding results, net, related to our holding activities represented a gain of Ps. 84.5 million for the year ended December 31, 2008 compared to a gain of Ps. 82.0 million for the same period in 2007.  In 2008 gains from the repurchase of our affiliated companies at market prices below their nominal value and gains from the appreciation of foreign currency denominated financial assets which were partially offset by losses from other financial investments.  In 2007 financial and holding results, net, reflect mainly gains from the appreciation of foreign currency denominated financial assets and interest income generated by financial investments (that were acquired principally with the funds raised from the February 2007 capital increase), which were applied primarily to the acquisition of our generation assets and their expansion.

	Year ended December 31,
	2008		2007
	(in millions of Pesos, except percentages)
Generated by repurchases of financial debt.	Ps. 80.1	94.8%	Ps. 0.0	0.0%
Generated by foreign exchange differences, net	19.8	23.4%	43.2	(52.7)%
Generated by financial instruments holding results, net.	(16.5)	(19.5)%	3.3	4.0%
Generated by interest income, net	5.9	7.0%	36.6	44.6%
Generated by taxes and bank commissions, net	(4.4)	(5.2)%	(3.9)	(4.7)%
Others.	(0.4)	(0.5)%	2.8	3.4%
Total	Ps. 84.5	100.0%	Ps. 82.0	100.0%

Our holding segment recorded other expenses of Ps. 2.3 million and Ps. 0.6 million for 2008 and 2007, respectively.

Our holding segment recorded an income tax benefit of Ps. 4.7 million in 2008 compared to a benefit of Ps. 3.8 million in 2007.

Finally, our holding segment recorded net income of Ps. 54.6 million in 2008 compared to net income of Ps. 59.1 million in 2007.

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.

As a result of these acquisitions, we have become the largest fully integrated electricity company in Argentina.  Our business activities are now focused on the development and value-enhancement of our electricity assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses.  Historically, our operating subsidiaries have relied on their respective cash flows from operations and on short-term and long-term borrowings to finance their operations, including capital expenditures.  We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders and long-term borrowings, while our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings to finance their capital requirements in the near term.  We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities.

Each of our segments operates as a separate entity and all funding and treasury policies are controlled at the segment level.  While we do not have a centralized funding and treasury policy among segments, we maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations.  We and our subsidiaries conduct financing at both variable and fixed rates.  We and our subsidiaries use derivative financial instruments in the form of foreign currency forward exchange contracts to manage its foreign currency risks.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate and Interest Rate Risks.”

We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables.  In our generation segment, our non-current trade receivables relate to amounts owed us by FONINVEMEN, which are payable in 120 monthly installments.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—FONINVEMEN.”  In our distribution segment, our non-current trade receivables relate to the retroactive portion of the distribution margin increase granted in February 2007, which we are entitled to invoice to our distribution customers in 55 monthly installments.  Our non-current trade receivables amounted to Ps. 263.1 million at December 31, 2009.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2009	2008	2007
	(in million of Pesos)
Cash at the beginning of the year	Ps. 395.2	Ps. 721.2	Ps. 77.6
Net cash provided by operating activities	962.1	748.2	319.6
Net cash used in investing activities	(592.6)	(1,371.3)	(877.8)
Net cash (used in) provided by financing activities	(328.8)	297.1	1,201.8
Cash at the end of the year	Ps. 435.8	Ps. 395.2	Ps. 721.2

Net cash provided by operating activities

Net cash provided by operating activities amounted to Ps. 962.1 million for the year ended December 31, 2009, attributable principally to a positive adjustments to net income for non-cash charges in this period, including Ps. 338.6 million for depreciation and amortization of assets and goodwill, Ps. 160.2 million for income tax, Ps. 84.6 million for accrued interest, Ps. 18.5 million for the loss on the impairment of fixed assets (relating to the Man generation engines at Güemes), Ps. 231.7 million for foreign exchange difference loses on loans and other financial results, net and Ps. 95.3 million for minority interest in subsidiaries, which were partially offset by the negative adjustment of Ps. 245.5 million for the results from the repurchase of financial debt of our subsidiaries and Ps. 43.2 million for recovery of provisions, net.  Positive adjustments in assets and liabilities amounted to Ps. 458.9 million for the year ended December 31, 2009.  These positive adjustments in operating assets and liabilities were primarily due to:

•         a Ps. 193.6 million decrease in trade receivables attributable mainly to a net decrease in account receivables within our generation business due to improved collection from term contracts that resulted in a Ps. 186.3 million decrease in receivables at our thermal units which was partially offset by a Ps. 58.0 million increase in receivables at our hydro units; a Ps. 48.1 million decrease in receivables at our distribution segment; a Ps. 21.8 million decrease in receivables at our holding segment and a Ps. 6.5 decrease in receivables at our transmission segment,

•         a Ps. 206.3 million increase in other liabilities, mainly due to a Ps. 239.1 million increase in other liabilities at our distribution segment mostly related to an increase in Edenor´s long term PUREE liabilities which was partially offset by a Ps. 19.8 million decrease in other liabilities at our holding segment, and

•         a Ps. 40.9 million increase in salaries and social security payables, which reflect wages increases granted in the year throughout our subsidiaries.

The positive impact of these adjustments was partially offset by:

•         a Ps. 119.4 million decrease in accounts payable attributable mainly to our generation segment, including a Ps. 53.7 million decrease in payables at our Piedra Buena facility related to the repayment of accounts payables (including debt with other of our subsidiaries and payables related to agreements  with fuel suppliers), a Ps. 45.2 million decrease in accounts payable at our Loma de la Lata unit (including payables related to agreements with fuel suppliers and project contractors), and a Ps. 36.6 million decrease in accounts payable related to our Güemes  operations (mostly related to payables related to agreements with fuel suppliers),

•         a Ps. 81.3 million increase in other receivables, attributable mainly to increases in other receivables at our generation segment where decreases at our Loma de la Lata and Ingentis subsidiaries (Ps. 95.3 million and Ps. 16.2 million, respectively) where partially compensated by decreases in receivables at Piedra Buena and Güemes  (Ps. 24.9 million and Ps. 13.6 million, respectively), and to a Ps. 9.8 million increase in other receivables at our holding segment,

•         a Ps. 139.9 million decrease in taxes payables, mainly attributable to our distribution segment (Ps. 65.6 million) and to payments of income tax including payments related to a tax liability settlement program (Ps. 40.3 million), and

•         a Ps. 18.1 million dividend payment to the shareholders of certain of our subsidiaries.

Net cash provided by operating activities amounted to Ps. 748.2 million for the year ended December 31, 2008, attributable principally to positive adjustments to net income for non-cash charges in this period, including:  Ps. 325.0.5 million for depreciation and amortization of assets and goodwill, Ps. 108.8 million for income tax, Ps. 71.3 million for accrued interest, Ps. 61.2 million for the loss on the sale of certain assets and investments of Loma de la Lata, Ps. 288.2 million for foreign exchange difference gains on loans (mainly related to our distribution segment) and Ps. 81.5 million for minority interest in subsidiaries, which were partially offset by the negative adjustment or Ps. 190.3 million for the results from the repurchase of financial debt of our subsidiaries.  Negative adjustments in assets and liabilities amounted to Ps. 532.0 million in the year ended December 31, 2008.  These negative adjustments in operating assets and liabilities were primarily due to:

•         a Ps. 290.0 million increase in trade receivables, attributable mainly to: a net Ps. 23.7 million increase in our distribution segment due to an Ps. 118.8 million increase in receivables from an agreement entered into with the government that more than offset a decrease of Ps. 95.1 million decrease in receivables due to improved collection at our subsidiary; a Ps. 210.1 million increase in our generation business due to the increase in receivables from our electricity sales to CAMMESA and other customers, which reflect both an increase in the volume of electricity sold and an increase in the average price of the electricity sold in the period (a portion of these receivables are classified as non-current according to their contracted terms), and Ps. 49.1 million increase in receivables at our holding segment reflecting the increase in advisory activities of the segment;

•         a Ps. 187.9 million increase in other receivables, attributable mainly to a Ps. 114.4 million increase in our generation business due primarily to an increase of other receivables at Piedra Buena, Loma de la Lata and Güemes, and an increase of other receivables at our holding and distribution segments of Ps. 33.8 million and Ps. 33.1  million, respectively; and

•         a decrease in our tax charges (Ps. 38.7 million) and dividend payments to the shareholders of certain of our subsidiaries (Ps. 15.4 million).

The negative impact of these charges was partially offset by:

•         a Ps. 191.0 million increase in accounts payable,  attributable mainly to a Ps. 146.8 million increase in our generation business due to increased fuel usage, and Ps. 27.9 million and Ps. 26.0 million increase in our distribution operations and our holding segment, respectively;

•         a Ps. 121.9 million increase in other liabilities, attributable mainly to a Ps. 78.1 million increase in other liabilities for our distribution segment and an increase in fines and bonuses from the ENRE, a Ps. 35.8 million increase for our holding segment and a Ps. 7.9 million increase for our transmission segment; and

•         a Ps. 68.4 million increase in salaries and social security payables, attributable mainly to a Ps. 50.2 million increase for our distribution segment and smaller increases in all of our other segments.

Net cash provided by operating activities amounted to Ps. 319.6 million in the year ended December 31, 2007, attributable principally to positive adjustments to net income for non-cash charges in the year ended December 31, 2007 (including Ps. 148.9 million for depreciation and amortization of assets and goodwill, Ps. 62.2 million for minority interest in subsidiaries, Ps. 36.3 million for income tax and Ps. 28.6 million for accrued interest), which more than offset a negative change in assets and liabilities of Ps. 99.6 million and Ps. 9.1 million in dividends paid in the year ended December 31, 2007.  This negative change in operating assets and liabilities is primarily due to:

•         a Ps. 0.1 million due to the net decrease in other liabilities and increase of other credits, attributable mainly to adjustments for transactions between related companies; and

•         a Ps. 165.7 million increase in trade receivables, attributable mainly to the increase in receivables for the sale of electricity of our recently acquired thermal generation assets. A portion of these receivables is classified as non-current according to their contracted terms.

The negative impact of these changes was partially offset by:

•         a Ps. 180.8 million increase in accounts payable, attributable mainly to a Ps. 161.8 million increase, from fuel related payables, in our generation segment payables and a Ps. 32.3 million increase in payables in our distribution business for purchases of electricity.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 592.6 million for the year ended December 31, 2009, principally due to Ps. 974.9 million in capital expenditures, including Ps. 404.2 million at  our distribution segment, Ps. 37.8 million at our transmission segment and Ps. 532.5 million at our generation segment ( including Ps. 420.2 million related to expansion work at Loma de la Lata, and capital expenditures at Güemes , Piedra Buena and Ingentis of Ps. 46.5 million, Ps. 24.9 million and Ps. 26.2 million, respectively), and Ps. 85.8 million paid for the purchase of short term investments, mostly at our holding segment (including debt and other securities from our subsidiaries).  These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 339.8 million from net decreases in restricted cash and equivalents, mostly from a Ps. 353.5 million partial liberation of restricted cash at our Loma de la Lata subsidiary for its use in the expansion work at that unit, Ps. 118.1 million for collections from short term investments mainly carried out by our holding segment and Ps. 9.3 million related to cash generated in relation to investments in our subsidiaries.

Net cash used in investing activities amounted to Ps. 1,371.3 million for the year ended December 31, 2008, principally due to Ps. 741.0 million for capital expenditures at our distribution segment (Ps. 325.4 million), our generation segment (Ps. 356.8 million) and our transmission segment (Ps. 53.8 million); Ps. 395.4 million paid for the purchase of short term investments at our holding segment (Ps. 321.4 million, including debt and other securities from our subsidiaries) and our distribution segment (Ps. 67.9 million); Ps. 460.7 million in restricted cash which is used as collateral to, and to fund, our expansion project at Loma de la Lata (collateral for outstanding letters of credit with EPC contractor); and Ps. 68.7 million in payments for acquisition of companies (net of cash acquired) related to our acquisition of the shares from the employee participation program at Güemes (Ps. 9.5 million) and Diamante (Ps. 3.4 million), the acquisition from the minority shareholders of the remaining shares of Transelec that we did not own (Ps. 38.8 million), and the acquisition of additional shares of Armadillo Holdings Inc. (Ps. 17.3 million).  These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 202.5 million for collections from short term investments mainly done by our holding segment (Ps. 200.7 million); and Ps. 91.9 million from the sale of fixed assets, mostly composed of the sale at Loma de la Lata of a heavy duty 178 MW Alstom model GT13E2 gas turbine for about Ps. 84.7 million.

Net cash used in investing activities amounted to Ps. 877.8 million in the year ended December 31, 2007, principally due to Ps. 820.9 million in payments for acquisition of fixed assets related primarily to the acquisition of our Loma de la Lata and Güemes generation assets, and Ps. 125.3 million in payments for acquisition of companies (net of cash acquired) related to the acquisition of the holding company of our Piedra Buena generation assets, which was partially offset by Ps. 67.8 million in collections from temporary investments.

Net cash provided by financing activities

Net cash used in financing activities amounted to Ps. 328.8 million for the year ended December 31, 2009, principally due to Ps. 410.9 million used to pay bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 84.6 million used to repurchase our own stock, and Ps. 16.8 million used for net payment of dividends.  These uses of cash were partially offset by Ps. 183.6 million of net cash provided by borrowings at our different segments.

Net cash provided by financing activities amounted to Ps. 297.1 million for the year ended December 31, 2008, principally due to Ps. 825.1 million in borrowings mainly related to our generation business (including Ps. 620.0 million from a bond offering at  Loma de la Lata and Ps. 184.5 million of short term borrowings at Piedra Buena, and Ps. 92.2 million short term borrowing at holding) and Ps. 13.5 million in net capital contributions by third parties in our subsidiaries related to our investment in Inversora Ingentis (including contributions of Emgasud, Inversora Ingentis and the Province of Chubut to Ingentis net of our own contributions to Inversora Ingentis), which were partially offset by Ps. 402.3 in debt repayments (principal and interests) from our distribution segment (Ps. 191.6 million), from our generation segment (Ps. 115.3 million, mostly principal repayment of short term borrowings at Piedra Buena) and our transmission segment (Ps. 51.2 million) and holding (Ps. 51.4 million), Ps. 120.8 millions used to repurchase our shares in the different repurchase programs of 2008, and Ps. 18.3 millions used to pay dividends.

Net cash provided by financing activities amounted to Ps. 1,201.8 million in the year ended December 31, 2007, principally due to Ps. 1,289.3 million in shareholders’ contributions in connection with our February 2007 capital increase, which was partially offset by Ps. 87.5 million in debt repayments.

Capital Expenditures

The following table sets forth, our capital expenditures for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(in millions of Pesos)
Generation	Ps. 763.8	Ps. 411.5
Transmission	37.8	53.8
Distribution.	404.3	335.7
Holding	0.4	4.9
Total	Ps. 1,206.3	Ps. 806.0

In January 2009, we acquired the remaining 50% of Inversora Ingentis and began to fully consolidate this subsidiary.  The effect of this acquisition was not included in the table above as a capital expenditure in our generation segment for the year ended December 31, 2009.

In 2008, our capital expenditures in our generation segment were substantially comprised of expenditures on advances to suppliers (Ps. 250.1 million) in connection with our generation expansion projects in Loma de la Lata, Güemes and Ingentis, and investments for significant maintenance and expansion of our generation facilities (Ps. 152.6 million).  Our capital expenditures in our transmission segment were substantially comprised of investments for replacement and upgrades to our transmission networks (Ps. 35.0 million), spare parts replacement (Ps. 5.1 million), and advances to suppliers (Ps. 6.6 million).  Our capital expenditures in our distribution segment were substantially comprised of investments for replacement and upgrades of our transmission and distribution networks (Ps. 132.3 million and Ps. 187.7 million, respectively), and investments in computing, transportation and work tools and instruments (Ps. 21.7 million).

In 2009, our capital expenditures in our generation segment were substantially comprised of expenditures in connection with our generation expansion project in Loma de La Lata for approximately Ps. 513.4 million. Besides the expansion project, our capital expenditures in our generation segment were mainly due to advances to suppliers (Ps. 142.5 million) in connection with Ingentis project and investments for major maintenance and expansion of our generation facilities (Ps. 88.5 million).  Our capital expenditures in our transmission segment were substantially comprised of investments for replacement and upgrades to our transmission networks (Ps. 26.5 million), spare parts replacement (Ps. 1.7 million), and advances to suppliers (Ps. 5.1 million).  Our capital expenditures in our transmission segment for Ps. 37.8 million were substantially comprised of investments for replacement and upgrade of our transmission networks.  In our distribution segment we invested Ps. 404.3 million to increase and improve our grid in order to keep pace with the growth in our customer’s base (our customer base increased 2.7% in 2009).  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables.

We currently expect our capital expenditures in 2010 to remain in line with our capital expenditures in 2009, with maintenance and capital expenditures in our transmission and distribution operations, as well as investments required in our generation expansion project in Loma de La Lata which is expected to be completed in the fourth quarter of 2010.  We expect to meet our commitments with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings.  See “Item 4.  Information on the Company—Our Business—Our Generation Business.”

Debt

The economic crisis in Argentina, and the measures adopted by the Argentine crisis to address this crisis, had a material adverse effect on the generation, transmission and distribution companies and operations that are now part of our group.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—History.”  As a result of these developments, several of these companies were forced to suspend principal and interest payments on their debt and have gone through one or more financial debt restructurings, including Güemes, Transener and Edenor.  Given the ongoing changes in the Argentine electricity regulatory framework, including the current uncertainties regarding transmission and distribution tariffs, we cannot assure you that one or more of our subsidiaries or operations will not have to undergo another debt restructuring in the future, or whether any such debt restructuring will be successful.

Our total consolidated financial debt as of December 31, 2009 was Ps. 2,116.5 million, of which 80.5% was long-term debt.  Approximately 82.0% of our consolidated debt outstanding at December 31, 2009 was denominated in foreign currencies, mainly in U.S. Dollars.

Our consolidated indebtedness at December 31, 2009 consisted primarily of the following corporate bonds and short-term notes:

Subsidiary Borrower	Description	Issuance date	Currency	Initial Principal Amount		Repurchases	Outstanding Principal Amount	Repurchase Gain (1)	Interest rate	Final maturity
				in thousands				in thousands of Ps.
Transener (2)	At par at fixed rate	Dec-20-06	US$	220,000		83,502	136,498	80,214	8.875%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(7)	9,322	3,075		3% to 7% (incremental)	2016
Edenor	At par at variable rate(5)	Apr-24-06	US$	12,656		-	12,656	81,455	Libor + 0% to 2% (incremental)	2019
	At par at fixed rate(5)	Apr-24-06	US$	80,048		64,761	15,287		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		71,310	148,690		10.50%	2017
	At par at variable rate	May-07-09	Ps.	75,700		-	75,700	-	Badlar private(6)+ 6.75%	2013
EASA (3)	At par at fixed rate	Jul-19-06	US$	12,874	(8)	234	12,640	80,124	3% to 5% (incremental)	2017
	At discount at fixed rate (4)	Jul-19-06	US$	76,545	(8)	75,452	1,093		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		855	5,214	3,425	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(8)	10,635	178,664	244	11.25%	2015
Central Piedrabuena	Short-term note	Aug-13-09	Ps.	25,215		-	25,215	-	Badlar private(6)+ 4.70%	2010
	Short-term note	Oct-26-09	Ps.	48,380		-	48,380	-	Badlar private(6)+ 3.00%	2010

(1)     During the year ended December 31, 2009, we and our subsidiaries had acquired own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total principal amount of US$ 228.7 million. Due to these debt-repurchase transactions, we and our subsidiaries recorded a gain of Ps. 245.5 million accounted for in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. During the years ended December 31, 2009 and 2008, we and our subsidiaries have repurchased corporate bonds for a total principal amount of US$ 334.3 million, of which as of December 31, 2009, US$ 279.8 million were still maintained in treasury, while the remaining amount has been canceled.

(2)     Reflects the full amount of Transener’s outstanding debt.  We record our proportionate share (50%) of Transener’s debt as part of our consolidated indebtedness.

(3)     EASA’s Par Notes due 2017 and Discount Notes due 2016 also require EASA to make mandatory prepayments of principal with EASA’s “excess cash” (as defined in the instruments governing such debt).

(4)     Under EASA’s Discount Notes due 2016, EASA may elect to capitalize a specified portion of the interest payable on these notes on any interest payment date if it lacks sufficient funds to make such interest payment in full in cash.

(5)     Edenor’s Fixed Rate Par Notes due 2016 and Floating Rate Par Notes due 2019 also require Edenor to make mandatory prepayments of principal with Edenor’s “excess cash” (as defined in the instruments governing such debt).

(6)     The Badlar rate is a wholesale rate, an average of the interest rates for time deposits above one million pesos offered by commercial banks, based on BCRA survey.

(7)     Corresponds to the remaining amount as of December 31, 2008.

(8)     Includes interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.

Under the terms of their respective outstanding debt, these companies are subject to a number of restrictive covenants, including the limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others.  As of December 31, 2009, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

In addition to the outstanding indebtedness described above, Piedra Buena has entered into short-term borrowings for working capital purposes.  In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs.  During the year ended December 31, 2009, CPB issued three VCP series under this program for a total amount of Ps. 95.4. As of December 31, 2009, Piedra Buena had Ps. 73.6 million principal amount of VCPs outstanding under the VCP program. The proceeds of these notes were utilized to refinance certain indebtedness of Piedra Buena.

In addition, on July 21, 2008, the shareholders of Güemes approved the creation of a new short-term note program not to exceed Ps. 200 million.  The shareholders of Güemes also vested Güemes’ board of directors with the power to establish the terms of any debt under the Güemes short-term note program and the time of the issuance of  such debt.  As of the date of this annual report, Güemes has not issued any notes under this program.

On December 28, 2009, the shareholders of Loma de La Lata approved the creation of a medium-term note program not to exceed US$ 50 million.  The terms of any debt under this program will be determined by its board of directors at the time that such debt is issued.  As of the date of this annual report, Loma de La Lata has not issued any notes under this program.

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.  On May 7, 2009, Edenor issued Ps. 75.7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.  Net proceeds from placing the notes were be used to finance the capital expenditures plan of Edenor.  In December 2008, as part of its line of credit with Banco Nación, Edenor received a two-year loan for Ps. 50 million, with no principal payments due for the first six months followed by 18 consecutive monthly payments of amortized principal.  Edenor makes monthly interest payments on accrued interest at a floating rate equal to BAIBOR, as published by the Argentine Central Bank, plus 5%.  The outstanding principal amount as of December 31, 2009 was Ps. 33.3 million.

On November 5, 2009, Transener’s shareholders’ meeting resolved to create a global program for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The program was authorized by CNV, however, no debt has been issued.   On May 12, 2009, Transener and Transba executed with CAMMESA a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps. 42.7 million, respectively.  As provided by such agreement and its extension, proceeds are to be used to finance the investment plan and for the operation and maintenance of the high-tension transportation and trunk distribution system currently in progress and scheduled to be completed by 2010. Funds will be disbursed partially based on the works progress as documented by the Company and subject to CAMMESA’s available funds as instructed by the Secretary of Energy. This debt will be repaid after a 12-month grace period computed from the date of the last distribution received or two years after the agreement is executed, whichever is earlier in 18 monthly installments. Also, the loan may be settled in advance in the event ENRE decided to make retroactive payments owed to the Company for cost variations not recognized as from 2005.  Under the agreement and its extension, Transener and Transba have also assigned as a guarantee in favor of CAMMESA 30% of its receivables due to the operations on the WEM. The revenues from the license fee to operate and maintain the so-called Forth Line have been excluded from the assignment to Transener.

As of the date of this annual report, none of Nihuiles, Diamante, HINISA, HIDISA or CIESA has any outstanding financial debt.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2009 and the period in which the contractual obligations come due.  Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.80 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of Pesos)
Payment Obligations
Long-term debt obligations(1).	1,853.7	91.2	69.4	439.7	1,253.4
Capital expenditures(2).	154.0	147.3	3.3	3.3	—
Royalty payments(3).	164.9	25.6	55.6	55.8	27.9
Accrued litigation(4).	11.9	8.4	3.2	0.3	—
Operating leases(5).	10.6	1.1	3.4	2.3	3.8
Total payment obligations.	2,195.1	273.6	135.0	501.4	1,285.1

Purchase Obligations
Fuel-oil purchase agreements for electricity generation(6)	248.1	248.1	—	—	—
Natural gas purchase agreements for electricity generation(7)	129.8	129.8	—	—	—
Natural gas transportation agreement(8)	40.3	8.2	8.5	3.5	20.1
Total purchase obligations.	418.2	386.1	8.5	3.5	20.1

Others
Accrued fines and penalties (9).	399.2
Total	3,012.5	659.7	143.5	504.9	1,305.2

(1)     We expect to pay approximately U.S. $44 million in interest on our consolidated indebtedness in 2010.  Interest payments for years following 2010 have not been estimated, however, because we cannot accurately predict future interest rates, including those resulting from future refinancing activities, or our future cash generation, which could significantly affect our debt levels to the extent we are required to use our excess cash to repurchase or prepay our debt or we elect to capitalize interest on our debt, in each case, pursuant to the terms of our debt.  Part of EASA’s, Edenor’s and Transener’s outstanding debt includes mandatory prepayments with excess cash while EASA’s outstanding debt allows for the capitalization of interest under specific circumstances.  See “—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions.  We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP.  As a result, the amounts shown in balance sheet do not reflect the nominal amount owed under our debt instruments.

(2)     Includes executed contractual obligations relating to our generation expansion projects.  Transener’s and Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards.  Several of these obligations are denominated in currencies other than Pesos or the U.S. Dollar (such as Swiss Francs and Euros) and have been converted into Pesos for purposes of this table at the then prevailing exchange rate.

(3)     Based on estimated payments included in our annual budget through 2014; we cannot reasonably estimate beyond 2014 since royalty payments are calculated based on the amount of energy actually sold.

(4)     Represents a contingent liability for the tax claim that Edenor has with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998.  On April 27, 2009, Edenor agreed to the tax regularization plan established in Law No. 26,476.  The balance is payable in 120 monthly installments at a 0.75% monthly interest rate. In accordance with the assessment of the tax regularization plan, your outstanding balance amounts to Ps. 12.1 million plus interest in the amount of  Ps. 5.2 million. During the year ended December 31, 2009, Edenor paid Ps.1.5 million of the outstanding balance, thus our remaining balance totals Ps.10.6 million, excluding the interest amount. Includes only the amortization of principal. See “Item 8.  Financial Information—Legal Proceedings—Distribution—Edenor tax claims.”

(5)     Minimum required lease payments.

(6)     Based on the estimated price of U.S. $60.50 per barrel.

(7)     Based on the estimated average price of Ps. 284.02/dam3.

(8)     Based on the estimated average price of Ps. 5.79/dam3.

(9)     Includes accrued fines and penalties for Edenor, Transener and Transba.  In the case of Edenor, amounts include adjustments made to reflect the ratification of the Adjustment Agreement.  Edenor was required to make an adjustment to a portion of its accrued fines and penalties totaling Ps. 47.0 million to reflect the recent increase to VAD pursuant to the Adjustment Agreement and the May 2006 CMM and Ps. 172.2 and Ps. 18.1 million to reflect the CMM adjustment for the period from May 2006 to April 2007.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the Edenor RTI, approximately Ps. 71.4 million of Edenor’s accrued fines and penalties and allowed it to pay the remaining Ps. 260.2 million of these fines and penalties in semi-annual installments over a seven-year period, commencing 180 days after the Edenor RTI becomes effective.  Because the Adjustment Agreement was not ratified until January 2007, Edenor has recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  In the case of Transener and Transba, pursuant to the terms of the respective agreements each Transener and Transba entered into with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN), subject to the fulfillment of certain conditions, penalties related to quality of service under the concession agreements that otherwise would be payable by Transener and Transba, may be applied by those companies, as of June 2005, to capital expenditures, upon the completion of the Transener RTI.  We cannot reasonably estimate when these fines and penalties will be paid.

	Payments/ Delivery Obligations due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of Pesos)
Sales Obligations:
Electric power(1).	526.5	319.4	174.6	32.5	-
Total.	Ps. 526.5	Ps. 319.4	Ps. 174.6	Ps. 32.5	Ps. -

(1)     Prices are generally determined by formulas based on future market prices.  Estimated prices used to calculate the monetary equivalent of these purchase or sales obligations for purposes of this table are based on current market prices as of December 31, 2009 and may not reflect actual future prices of these commodities.  Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Principal Differences Between Argentine and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP.  Note 19 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007.

The principal differences between Argentine GAAP and U.S. GAAP as they relate to us, other than inflation accounting, are the following:

•         the measurement of the compensation expense associated with options granted to certain directors;

•         the accounting for certain pre-operating and organizational costs;

•         the accounting for certain  investments in marketable securities;

•         the capitalization of foreign currency exchange differences;

•         the accounting for warehouse impairment and holding results;

•         the recognition of holding results in inventories;

•         differences in the accounting for business combinations;

•         differences in the accounting for repurchase of debt;

•         the accounting for purchases of Edenor ADRs;

•         the accounting for deferred income taxes;

•         the accounting for amortization of certain Transmission intangible assets;

•         the accounting for depreciation of certain Transmission fixed assets;

•         the accounting for impairment of investments in subsidiaries; and

•         the effect on non-controlling interest of the foregoing reconciling items.

Net income attributable to us under Argentine GAAP for the fiscal years ended December 31, 2009, 2008 and 2007, was approximately Ps. 214.7 million, Ps. 115.0 million and Ps. 186.1 million, respectively, as compared to net income of approximately Ps. 82.2 million, Ps. 68.8 million and Ps. 125.8 million, respectively, under U.S. GAAP.

Shareholders’ equity attributable to us under Argentine GAAP as of December 31, 2009 and 2008 was Ps. 3,336.7 million and Ps. 3,211.3 million, respectively, as compared to Ps. 3,394.2 million and Ps. 3,314.0 million, respectively, under U.S. GAAP.

See Note 19 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

Item 6.           Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of nine directors and seven alternate directors.  Four of our nine directors are independent according to the criteria and requirements for independent directors under applicable Argentine law.  Two of our alternate directors are independent.  The directors are elected on a staggered basis each year (three directors at a time).  Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

Section 41 of our by-laws provides that, as an exception to the provisions related to the regulations of the Audit Committee, the independent directors appointed at the shareholders’ meeting held on June 16, 2006 may be reelected for consecutive periods until they have completed a term of three fiscal years.

Pursuant to section 12 of our by-laws, any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a Proposing Shareholder) may require our board of directors to give notice to our other shareholders of the candidate or candidates to be nominated by such shareholder or group of shareholders at our shareholders’ meeting for election of our board of directors.  To such end, the relevant slate executed by the Proposing Shareholder or its representatives, as applicable, will be sent to the chairman of our board of directors, no less than five business days prior to the date of the relevant shareholders’ meeting, to be published in the Bulletin of the Buenos Aires Stock Exchange at least two days prior to the date of our shareholders’ meeting.  To facilitate the formation of the slates and the record of the candidates’ names, as of the date of the first notice calling for the relevant meeting, a special book will be made available to our shareholders at our registered office in which the names of the candidates proposed by any proposing shareholder shall be recorded.  Similarly, our board of directors will propose to the shareholders’ meeting the candidates for election by slate or, if election by slate is objected to, individually.  The names of the candidates proposed by the board will be made known to all our shareholders together with the slates proposed by the Proposing Shareholder.  In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us.  Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected.  If no slate obtains such majority, a new vote will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected.  The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

Duties and Liabilities of Directors

Pursuant to section 59 of the Argentine Corporate Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person.  Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine Corporate Law.  The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests.  A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises.  A director’s decision approved by the company’s shareholders releases that director of any responsibility for his decision, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision was taken in violation of applicable law or the company’s by-laws.  The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting request that action.

Under the Argentine Corporate Law, the board of directors is in charge of the administration of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the company’s by-laws and other applicable regulations.  Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.  In general, our board of directors may be more involved in operating decision-making than might be customary in other jurisdictions.  Under the Argentine Corporate Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors.  They have no other duties or responsibilities as alternate directors.

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, a third of whom have terms that expire in December 2010, another third in December 2011 and the remaining third in December 2012.  In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.  Our board must be renewed by thirds each year (such thirds initially determined by lot):

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	46	Chairman	08/04/2009	31/12/2011
Ricardo Alejandro Torres	52	Vice-Chairman	25/04/2008	31/12/2010
Damián Miguel Mindlin	44	Director	08/04/2009	31/12/2011
Gustavo Mariani	39	Director	25/04/2008	31/12/2010
Diego Martín Salaverri	45	Director	23/04/2010	31/12/2012
Pablo Adrián Grigio Campana (1)	54	Director	23/04/2010	31/12/2012
Diana Elena Mondino (1)	51	Director	08/04/2009	31/12/2011
Miguel Alberto Kiguel (1)	56	Director	25/04/2008	31/12/2010
Luis Andrés Caputo (1)	45	Director	23/04/2010	31/12/2012
Pablo Diaz	53	Alternate Director	23/04/2010	31/12/2012
Alejandro Mindlin	34	Alternate Director	23/04/2010	31/12/2012
Roberto Luis Maestretti	52	Alternate Director	25/04/2008	31/12/2010
Gabriel Cohen	45	Alternate Director	23/04/2010	31/12/2012
Carlos Tovagliari (1)	50	Alternate Director	23/04/2010	31/12/2012
Brian Henderson	64	Alternate Director	13/05/2009	31/12/2011
Silvestre Hernán Bisquert (1)	33	Alternate Director	13/05/2009	31/12/2011

(1)       Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	46
Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager	52
Damián Miguel Mindlin	Chief Investment Portfolio Manager	44
Gustavo Mariani	Chief Business Development Manager	39
Alejandro Macfarlane	Chief Distribution Manager	43
Roberto Luis Maestretti	Finance and Administrative Manager	52
Brian Henderson	Transmission Delegate Director	64
Gabriel Cohen	Corporate Financing Manager	45

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been Chairman of our board of directors since June 16, 2006, and was reelected as Chairman in 2009.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates, including Dolphin Finance S.A., where he serves as President, Comunicaciones y Consumos S.A., where he serves as President and Préstamos y Servicios, S.A., where he serves as President.  Mr. Mindlin also serves as Vice President at Grupo S.T. S.A.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  In 2002, Mr. Mindlin founded and since that time has directed the non-governmental organization “Fundacion para la Iniciativa Popular,” aimed at eliminating hunger among Argentine children and promoting related political reforms.  In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Todo X  los Chicos,” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2009.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as Vice President of our board of directors and Director of several affiliates of Grupo Dolphin, including Dolphin Finance S.A. and Préstamos y Servicios S.A.  Mr. Mindlin is also the President of Compañía Buenos Aires S.A. and the Vice President of Comunicaciones y Consumos S.A.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2008.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin and several of its affiliates, including Dolphin Finance S.A. and Comunicaciones y Consumos S.A.  Mr. Mariani also serves as the Vice President of Compañía Buenos Aires S.A. and Alternate Director of Grupo S.T. S.A.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

Ricardo Alejandro Torres was born on March 26, 1958.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2008.  From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A.  Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires.  He currently serves as Chairman of Darwin Chile Inversora Inmobiliaria S.A. and as a director of Veredit S.A., Darwin Chile II Inversora Inmobiliaria S.A.  Mr. Torres is the managing partner of Todos Capital S.R.L. and Pop Argentina.  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor, Laboratorios Northia SACIFIA, Dico S.A. a Formosa Refrescos S.A. and Estancia Maria S.A.  He is also a member of the supervisory committee of Dolphin Créditos S.A, Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Inversora S.A., Grupo ST S.A. and Orígenes Seguros de Retiro S.A. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of Compañía Buenos Aires S.A. and GSF S.A.

Pablo Adrian Grigio Campana was born on May 12, 1956.  He has been a member of our board of directors since May 2009.  From 1977 to 1993, he served as Human Resources Manager in different companies, including SOMISA, KasDorf S.A., SanCor C.U.L., HIPSAM, ECOCONSULT, and acted as an advisor in ENACE and CANAL 13, among others.  Since 1993, Mr. Grigio Campana has served as Human Resources Director for the local branch of W.M. Mercer Inc. and as Chairman of Emprendimientos Forestales La Carolina S.A.  Mr. Grigio Campana holds a degree in Personnel Administration and in Human Resources Management, both from the Universidad del Salvador.

Luis Andrés Caputo was born on April 21, 1965.  He has been a member of the board of directors since 2010.  During 2009 he was Director of Edenor. Between 2003 and 2008, he was CEO and country manager at Deutsche Bank Argentina.  He joined Deutsche Bank in September of 1997, and was transferred to London as managing director and head of emerging markets trading for Latin America, East Europe and Asia.  Previously, between 1994 and 1998, he was head of fixed income and derivatives trading for Latin America at J.P. Morgan New York.  In 1993 he served as head of asset and liabilities management, foreign exchange and equity trading at J.P. Morgan Argentina.  He holds a degree in business administration from la Universidad de Buenos Aires.

Diana Elena Mondino was born on August 8, 1958.  Ms. Mondino has been a member of our board of directors since June 2006 and was reelected as a director in 2009.  She is also a director of ISE, an agribusiness company based in Argentina.  Previously, she was based in New York, as Regional Head for Latin America for Standard & Poor’s Credit Market Services, reporting to the executive vice president.  Before joining Standard & Poor’s, she was one of the principal and founding members of the leading credit rating agency in Argentina which Standard & Poor’s acquired in 1997.  Previously, Ms. Mondino held various advisory positions in finance, marketing and strategic planning for various companies and was Dean of Studies for the MBA program at CEMA-Buenos Aires.  Ms. Mondino holds an MBA from IESE in Spain.  She received a B.A. in Economics from the University of Cordoba, Argentina.

Miguel Alberto Kiguel was born on January 23, 1954.  Mr. Kiguel has been a member of our board of directors since June 2006 and was reelected as a director in 2008.  He is the Senior Manager of Miguel Kiguel & Asociados and is also a consultant at various multilateral agencies of Latin American governments and private companies.  He is a professor at Torcuato Di Tella University as well as the Fundación Centro para la Estabilidad Financiera (CEF).  He is also a member of the editorial counsel of the newspaper Cronista Comercial and academic advisor of Fundación de Investigaciones Económicas Lationamericana (FIEL).  He serves as Chairman of Nuverse S.A. and Managing Partner at Efimak.  Previously, he was Chairman of the Banco Hipotecario, Chief of Advisors and Undersecretary of Finance in the Argentine Ministry of Economy, General Manager of Economy and Finance at the Argentine Central Bank, and Main Economist at the World Bank and the Institute for International Economics in Washington, D.C.  He also served as a visiting professor at the CEMA, Maryland University and Georgetown University.  He has a degree in Economics from the University of Buenos Aires and a PhD in Economics from Columbia University.

Pablo Díaz was born on June 26, 1957.  Mr. Díaz has been an alternate director of our company since June 2006.  Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy).

Alejandro Mindlin was born on August 30, 1975.  Mr. Mindlin has been an alternate director of Pampa since June 2006.  Mr. Mindlin has a B.A. in Middle Eastern History and Languages from Tel Aviv University, as well as a film director’s degree.

Brian Henderson was born on September 23, 1945 and is currently a technical advisor to Grupo Dolphin S.A.  Previously, Mr. Henderson served as a director of Latin American Region at National Grid (United Kingdom), Silica Networks and Manquehue Net telecomunicaciones (Chile) and as Vice-Chairman of Commercial Operations at Charter Oak Energy for the Americas, Africa and Europe.  Prior to joining Charter Oak Energy, Mr. Henderson served as Vice Chairman and General Manager at Deutsche Babcock Riley, Canada Inc., a subsidiary controlled by Deutsche Babcock, Germany.  Previously, Mr. Henderson worked in Germany and in Argentina for Deutsche Babcock and studied in the United Kingdom where he obtained a degree in Electrical Engineering from Heburn College.

Silvestre Hernán Bisquert was born on July 9, 1976.  Mr. Bisquert has been a member of our board of directors since May 2009.  Since 2006, he has served as the Economic and Financial Advisor for the Federal Planning, Public Investment and Services Ministry.  Mr. Bisquert holds a degree in Public Accounting from the Universidad de Buenos Aires.

Gabriel Cohen was born on September 11, 1964.  Mr. Cohen has been an alternate director of Pampa since June 2006.  In addition, he worked at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, where he focused on debt restructuring processes.  He currently serves as Alternate Director at Grupo ST S.A.  Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.

Carlos Tovagliari was born on December 27, 1959.  Mr. Tovagliari has been an alternate director of Pampa since June 2006.  He also serves as the managing partner and the general manager of Pop Argentina S.R.L.  Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

Roberto Luis Maestretti was born on November 29, 1957.  Mr. Maestretti has been an alternate director of Pampa since 2007.  Since April 2007, he has served as our Finance and Administrative Manager.  Prior to joining Pampa, Mr. Maestretti held various positions, including Comptroller of Latin America, Europe and Africa for Baker Hugues, Manager of Planning and Management Control of Grupo Perez Companc, Executive Director of Supermercados Norte (Grupo Exxel) and Chief Executive Officer of Pearson-Recoletos and Barugel Azulay.  Mr. Maestretti studied Marketing and International Business at UCLA and obtained a Masters degree in Business Administration (MBA) at the IAE.

Alejandro Macfarlane was born on August 16, 1965.  Mr. Macfarlane has been the chairman of the board of directors and CEO of our subsidiary Edenor since 2005.  He serves as president of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005.  Mr. Macfarlane is also a member of the board of directors of Macro Bansud Bank and San Antonio International SRL.  He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999.  He is the president of Grupo AM S.A., a corporate and institutional relationships consulting firm.  He is member and director of the Instituto para el Desarrollo Empresarial Argentino (Argentinean Business Development Institute, or IDEA) and a member of the Consejo Argentino para las Relaciones Internacionales (Argentinean Council for International Relationships, or CARI).

Independence of the Members of Our Board of Directors

Pursuant to CNV regulations, a director shall not be considered independent in certain situations, including where a director:

(1)                 owns a 35% equity interest in the relevant company, or a lesser interest if such director has the right to appoint one or more directors of the company (hereinafter, a significant participation) or has a significant participation in a corporation having a significant participation in the company or a significant influence on the company;

(2)                 is a member of the board or depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence;

(3)                 is or has been in the previous three years an employee of the company;

(4)                 has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from the company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence;

(5)                 directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or

(6)                 is the spouse or parent (up to the second level of affinity or up to the fourth level of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Alejandro Mindlin, Roberto Luis Maestretti, Gabriel Cohen and Brian Henderson. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Pablo Adrián Grigio Campana, Diana Elena Mondino, Miguel Alberto Kiguel, Luis Andrés Caputo, Carlos Tovagliari and Silvestre Hernán Bisquert.

The Argentine independence standards under CNV rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

Audit Committee

During the extraordinary shareholders’ meeting held on January 24, 2006, our shareholders approved the creation of an audit committee.  The charter for the audit committee operations, which contains the structure and functions of the audit committee, was also approved by our shareholders’ at a meeting held on January 24, 2006 and was modified by our shareholders’ at meetings held on June 16, 2006 and on April 8, 2009.

Composition

Our audit committee is comprised of three members of the board.  All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law or management.

Budget

Our audit committee will have an annual budget approved by the ordinary annual shareholders’ meeting based on available funds from, without limitation, our revenues, investments and cost savings.

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the Public Offering Transparency Decree No. 677/2001 (the Transparency Decree).  These duties include, among other things, the following:

•         approving transactions with related parties in the cases required by law and delivering an opinion regarding compliance with law whenever there is an actual or apparent conflict of interest;

•         providing the market with complete information regarding transactions that give rise to conflicts of interest between us and the members of our corporate bodies or controlling shareholders;

•         nominating two independent director candidates each time a renewal of directors must take place so that the board of directors includes one of such independent candidates in the slate to be presented to the shareholders’ meeting for election as members of the audit committee;

•         delivering an opinion with respect to the actions taken by our executives pursuant to the Opportunities Assignment Agreement approved in the shareholders’ meeting held on June 16, 2006 and executed on September 27, 2006, at least ten days in advance of the date on which each series of warrants vests and within twenty days of receiving notice from one of the executives of an event of acceleration, if applicable;

•         approving any proposal related to the remuneration and compensation of our directors, before any such proposal is submitted to shareholders for consideration.  In reviewing such proposals the audit committee may consult with internationally recognized experts in the matter to make sure that our directors and executive officers earn compensation similar to the compensation received by other persons holding similar positions;

•         advising our board of directors with respect to the nomination of independent director candidates to be members of the audit committee; and

•         rendering an opinion on the proposal presented by the board of directors for the appointment of the external auditors to be hired by us and overseeing independence-related issues.

Compensation policy

Our audit committee charter provides that, in approving any proposal for remuneration or compensation, the audit committee shall seek to ensure that directors are compensated in a manner similar to other similarly situated persons engaged in the private equity and investment management business in Argentina or abroad, taking into account the contribution made by each individual and our overall financial condition and results of operations.  Any proposal for remuneration or compensation that is not approved by our audit committee cannot be presented by the board of directors for consideration by our shareholders at any shareholders’ meeting.

Nomination policy

The members of our audit committee are responsible for nominating two independent director candidates (based on the criteria and requirements for independent directors under applicable Argentine law) each time a renewal of directors must take place, so that the board of directors includes one of such independent directors on the list to be presented to the shareholders’ meeting for election as members of the audit committee.  All members of our audit committee are independent under Argentine law and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Diana Elena Mondino	51
Luis Andrés Caputo	45
Miguel Alberto Kiguel	56

For biographical information on the members of the audit committee see their respective biographies under “—Board of Directors”.

Supervisory Committee

Our current by-laws provide for a supervisory committee that consists of three statutory auditors and three alternate statutory auditors appointed by our shareholders, who serve for a term of three fiscal years.  Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina may serve as statutory auditors of an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine Corporate Law, the by-laws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to:

(1)     attending meetings of the board of directors, executive committee, audit committee and shareholders;

(2)     calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the board of directors; and

(3)     investigating written complaints of shareholders.

In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the directors.  The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors.  They have no other duties or responsibilities as alternate statutory auditors.

The following table sets forth certain relevant information of the members of our supervisory committee*.

Name	Position	Age
José Daniel Abelovich.	Statutory Auditor	53
Damián Burgio.	Statutory Auditor	46
Walter Antonio Pardi.	Statutory Auditor	48
Marcelo Fuxman	Alternate Statutory Auditor	54
Baruki Luis Alberto González	Alternate Statutory Auditor	42

* On April 23, 2010, the Board of Directors approved the resignation of Mr. Guillermo Stok as alternate statutory auditor.  An ordinary shareholders’ meeting shall appoint a new alternate statutory auditor.

Set forth below are brief biographical descriptions of the members of our supervisory committee:

José Daniel Abelovich was born on July 30, 1956.  He has been a member of our supervisory committee since June 2006.  Mr. Abelovich is a founding partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L.  Previously, he served as Manager of Coopers & Lybrand and as Senior Consultant to the World Bank in Argentina.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Abus las Americas I S.A., Inversora Libertador S.A., Credilogros Compañía Financiera S.A., Cresud S.A.I.C., Grupo ST S.A., Inversiones y Representaciones S.A., Llao-Llao Resorts S.A., Hoteles Argentinos S.A., among others.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

Damián Burgio was born on December 13, 1963. He has been a member of our supervisory committee since June 2006.  Mr. Burgio is a founding partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He is member of the board of directors of Urbanizadora del Sur S.A., and an alternate director of AEI Servicios Argentina S.A. He is a member of the statutory audit committee of AESEBA S.A., Dico S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Formosa Refrescos S.A., GSF S.A., IEASA S.A.,  Partners I S.A.,  Grupo Dolphin Holding S.A., Dolphin Inversora S.A., Electricidad Argentina S.A., Cablevisión S.A., Central Térmica Loma de la Lata S.A., Corporación Independiente de Energía S.A., Dolphin Energía S.A., IEASA S.A., Inversora Ingentis S.A., Pampa Generación S.A., Pampa Energía S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa S.A., Transelec Argentina S.A., Pampa Renovables S.A. and Central Hidroeléctrica Lago Escondido S.A. He is also an alternate member of the statutory audit committee of CIT Leasing Argentina S.R.L., Compañía Buenos Aires S.A., Embotelladoras Arca Argentina S.A., Inversora Nihuiles S.A.,  Envases Plásticos S.A., Salta Refrescos S.A. and Eden S.A. Mr. Burgio holds a law degree from the Universidad Católica Argentina.

Walter Antonio Pardi was born on April 14, 1961.  He has been a member of our supervisory committee since April 2009.  Since 1998, Mr. Pardi has served in the internal audit body of the Federal Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación).  He also serves as Statutory Auditor for several Argentine companies, including ATC S.A., Telam S.A. and Nación Leasing S.A., among others.  Mr. Pardi holds a degree in Public Accounting from the Universidad de Buenos Aires.

Marcelo Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Abus las Americas I S.A., Agro Investment S.A., Agropecuaria Cervera S.A., Alto Palermo S.A., Banco Hipotecario S.A., Compañía Buenos Aires S.A., Credilogros Compañía Financiera S.A., Cresud S.A.I.C., Grupo ST S.A., Inversiones y Representaciones S.A., Llao-Llao Resorts S.A., Hoteles Argentinos S.A., among others.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Baruki Luis Alberto González was born on July 29, 1967. He has been a member of our supervisory committee since June 2006.  Mr. González is a founding partner of Errecondo, Salaverri, Dellatorre, González & Burgio law firm. He is member of the board of directors of Cablevisión S.A. He is also an alternate member of the statutory audit committee of AESEBA S.A., Eden S.A. and Emgasud S.A. He holds a law degree from the Universidad de Buenos Aires and a degree in International Commerce from the Universidad Argentina de la Empresa.

Corporate Governance

In 2007, we enacted a comprehensive code of trading as well as a business code of conduct.

•         Code of Trading: the code applies to our—and some of our subsidiaries’— employees, directors, members of the statutory audit committee and their relatives, as well as to some of our suppliers, was approved by our board of directors on June 14, 2007.  The code of trading deals with possession of confidential information, rules to avoid insider trading in connection with our corporate stock, the stock of our subsidiaries and the stock of certain other companies in the energy sector, and sanctions applicable to those violating such rules, including termination of employment.  Our compliance officer, with advice of our general counsel, is responsible for overseeing compliance with these policies, for authorizing the acquisition and sales of restricted securities, as they are defined under the code of trading, and for the imposition of sanctions, if required.

•         Business Code of Conduct: the code was approved by our board of directors on December 10, 2007 and applies to our—and our subsidiaries’—employees, directors and members of the statutory audit committee.  The business code of conduct covers multiple topics related to business ethics and conduct including, relationships with suppliers, clients and governmental officers, personal relationships and behavior at work, integration with the community, maintenance of quality standards, safety and the environment, use of corporate assets and standards for accounting records and reports.  Our compliance officer, together with our director of human resources, oversees the administration and application of the business code of conduct.

During 2008, we adopted the following policies and practices:

•         Self-Assessment Questionnaire for the Board of Directors:  following the recommendations included in General Resolution No. 516/2007 issued by the CNV, our board of directors approved the implementation of a self-assessment questionnaire, which enables it to analyze annually and assess its own performance and management.  Our compliance officer, with advice of our general counsel, is responsible for the distribution and analysis of the questionnaire, which is answered individually by each member of the board of directors.  Based on the responses, relevant measures suggested by the questionnaire will be put before the board for its review in order to improve its overall performance.

•         Internal Policy on Transactions with Related Parties: the policy requires that all operations involving a significant amount of money that are carried out by us with any individual and/or legal entity who, pursuant to the provisions of the regulations then in force, is considered a “related party” be subject to a prior and specific authorization and control procedure, which is implemented under the supervision of our compliance officer, with advice of our general counsel and would involve both our board of directors and the audit committee, as applicable.

In 2009 we adopted the following polices:

•         Pre-approval of Principal Accountant Services: the policy applies to all services to be rendered by the Principal Accountant and requires the pre-approval by the audit committee of related services and fees.

•         Fraud Prevention Procedures: the purpose of this policy is to prevent and investigate any act in violation of our Business Code of Conduct. To such end we launched a telephone line to receive, in a confidential manner, any information from our employees related to violations to the above mentioned code.

Compensation of Directors and Officers

The Argentine Corporate Law provides that the compensation payable to all directors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income.  The Argentine Corporate Law increases the annual limitation on director compensation to up to 25% of net income if all the net income for such year is distributed as dividend.  The percentage decreases proportionally based on the relation between the net income and the dividends distributed.  The Argentine Corporate Law also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the Argentine Corporate Law in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions.  The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers.  See “—Audit Committee—Compensation Policy.”  The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2009, the aggregate compensation we paid our directors and executive officers who are also members of our Board of Directors was approximately U.S. $1.4 million, which were approved by our audit committee. We do not corrently have any pension plan in place for our directors and executive officers.

Share Ownership

As of May 31, 2010, Marcos Marcelo Mindlin owns shares representing, in aggregate, 2.04% of our capital stock.  Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each own shares representing, in the aggregate, less than one percent of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

Opportunities Assignment Agreement and Warrants

On September 27, 2006, we executed the Opportunities Assignment Agreement with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres.  As amended, the Opportunities Assignment Agreement provides that, until September 28, 2014, these four individuals are obliged to offer to us on a priority basis any investment opportunity relating to assets and opportunities in the energy sector (including electricity, oil and gas and alternative energies) in all the stages of its production and commercialization in or outside Argentina that each of these four individuals or all of them as a group may identify, provided that such investment is within our financial possibilities.

As consideration for the agreement by Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres to offer to us the investment opportunities mentioned above, our shareholders approved the issuance of certain warrants to these four individuals on June 16, 2006.  Such warrants were issued to these individuals on September 27, 2006 in connection with the September 2006 capital increase.  As amended, the warrants agreements provide that the warrants shall confer to Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (or any company controlled by any of them that holds such warrants), on their respective exercise date, the right to subscribe for shares of our common stock representing as of the date of this annual report 20% of our outstanding capital.  The warrants are issued in three series divided into three equal parts (Series I, II and III).

Series I, Series II and Series III warrants will vest by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014.  The exercise period for the warrants is 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants is U.S. $0.27.

Both the exercise price and the number of shares that may be subscribed for by exercising the warrants are subject to certain adjustments that are aimed at preserving the value of the warrants throughout their term.  Events that would trigger the adjustment of the exercise price and/or the number of underlying shares that the warrants give the right to purchase include, among others, stock dividends or capitalization of reserves, corporate reorganizations such as mergers (excluding a merger in which the company is the surviving company), reclassifications of securities, splits, subdivisions or combinations of shares, distributions of dividends, which in the aggregate and in the respective fiscal year exceed in relation to each share 5% of the market price corresponding to such fiscal year and any event of acceleration under the terms of the warrants.  Following our acquisition of Edenor in September 2007, the warrants and the Opportunities Assignment Agreement were amended to provide, among other things, that the warrants will no longer be adjusted in connection with future capital increases, following the September 2007 capital increase, but excluding stock dividends or capitalization of reserves.

Additionally, in August 2006, the CNV authorized, on a general basis and subject to the satisfaction of certain conditions, which conditions were fulfilled in October 2006, the making of a public offer of these warrants.

Under the terms of the Opportunities Assignment Agreement, if any of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani or Ricardo Torres defaults in his respective obligation to offer to us the investment opportunities mentioned above (subject to the terms and conditions of the Opportunities Assignment Agreement), such individual stands to lose his right to exercise any warrants that have not vested as of the date of such default.  Conversely, the removal of any of them without cause from their position as directors of the company constitutes an event that triggers the acceleration of the warrants held by the removed executives that were not then vested.  In addition, under the terms of the Opportunities Assignment Agreement, in the event of the death or incapacity of any of the executives, among other situations that may affect, on a permanent basis, their ability to perform their obligations under the Agreement, the non-vested warrants that correspond to the affected executive will be redistributed among the remaining managers, on a pro rata basis.

The table below sets forth the number of shares that are subject to the warrants held directly or indirectly by each of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres as of the date of this annual report:

Warrant Holder	Total number of shares subject to warrants
Marcos Marcelo Mindlin.	242,283,336
DamiánMiguel Mindlin	52,462,928
Gustavo Mariani.	52,462,928
Ricardo Alejandro Torres	34,339,371
Total	381,548,563

Employees

See “Item 4.  Information on the Company—Our Business—Employees.”

Item 7.      Major Shareholders and Related Party Transactions

Major Shareholders

Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share.  On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively.  Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.  As a result, as of the date of this annual report, we have 1,526,194,242 outstanding common shares, with a par value of Ps. 1.00 per share.  The ADS Depositary has informed us that, as of May 31, 2010, there are approximately 27.0 million outstanding ADSs.

In addition, as of the date of this annual report, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres collectively hold, directly or indirectly, an aggregate of 381,548,563 warrants.  See “—Related Party Transactions—Opportunities Assignment Agreement and Warrants.”

Through our share repurchase programs, we owned 211,883,347 shares of our common stock as of May 31, 2010.  See “Item 9. The Offer and Listing—Share Repurchase Program.”

The table below sets forth information concerning the ownership of our common shares as of May 31, 2010:

Name of Shareholder	Number of shares	Percentage of capital	Percentage of voting power(6)
Pampa Holdings LLC(1)(2)	206,808,121	13.55%	15.74%
ANSES(3).	295,765,953	19.38%	22.50%
Marcos Marcelo Mindlin(5)	31,092,166	2.04%	2.37%
Dolphin Fund Management S.A.(1)(4)	15,377,718	1.01%	1.17%
Gustavo Mariani(5)	167,157	0.01%	0.01%
Ricardo Alejandro Torres(5).	560,000	0.04%	0.04%

(1)  Pampa Holdings LLC and Dolphin Fund Management S.A. are companies indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.

(2)  Pampa Holdings LLC, a Delaware limited liability company, currently has two members with equal economic participations: Pampa F&F LLC and Labmex International S.ar.L.  Pampa F&F LLC is a Delaware limited liability company that serves as an investment vehicle for a group of institutional investors, none of which exercises control over Pampa F&F LLC.  The managing member of Pampa F&F LLC is Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Mindlin, Mindlin and Mariani.  Labmex International S.ar.L., a Luxembourg limited liability company, is controlled by Tavistock Group, an international private investment group unrelated to Messrs. Mindlin, Mindlin and Mariani.  Pampa F&F LLC is the managing member of Pampa Holdings LLC.  Labmex International S.ar.L. does not have any veto or other governance rights in Pampa Holdings LLC, except in the case of a conflict of interest arising as a result of Pampa F&F making any decisions or taking any actions on behalf of Pampa Holdings LLC, in its capacity as managing member, in which case such powers are exercised by Labmex International S.ar.L,, pursuant to the terms of the Operating Agreement.

(3)  On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 295,676,533 common shares of the Company, representing 19.37% of our capital stock.
The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including restrictions on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.

(4)  Dolphin Fund Management S.A. is a Uruguayan corporation indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.

(5)     Through several companies indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres, these individuals may be deemed to beneficially owned an additional 1.01% of stock.

          Figures for Messrs. Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres do not include the warrants they hold.  Assuming the full exercise of the vested warrants held by these individuals, Marcelo Mindlin would then hold 191,586,736 shares, or 10.76% of our capital stock, Damián Mindlin would hold 38,709,041 shares, or 2.17%, Gustavo Mariani would hold 39,295,746, or 2.21%, and Ricardo Torres would hold 23,392,914, or 1.31%.  In addition, assuming the vesting and the full exercise of both the vested and unvested warrants held by these individuals, Marcelo Mindlin would then hold 272,347,848 shares, or 14.28% of our capital stock, Damián Mindlin would hold 56,196,684 shares, or 2.95%, Gustavo Mariani would hold 56,783,389, or 2.98%, and Ricardo Torres would hold 34,839,371, or 1.83%.  See “Item 6.  Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

(6)     The percentage of voting power is calculated by dividing the number of shares held by the number of shares in public circulation (1,320,783,718 shares), which is equal to the number of outstanding common shares (1,526,194,242 shares) less the shares repurchased and held by us as of June 30, 2009 (211,883,347 shares, or 13.9% of our capital stock).

Related Party Transactions

Argentine corporate law permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice.  The Transparency Decree provides that corporations whose shares are subject to public offering must submit to their respective audit committees the approval of any transaction with a related party involving an amount that exceeds 1% of the corporation’s net worth.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Acquisition of EASA (Edenor)

On June 22, 2007, following successful negotiations between a special ad hoc committee of our company and the former indirect shareholders of EASA (which included Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, as well as a private equity fund managed by these individuals), we and such former shareholders entered into a memorandum of understanding (MOU) pursuant to which we agreed to acquire from the indirect EASA shareholders their interests in DESA and IEASA, which collectively hold 100% of EASA’s capital stock, in exchange for new shares of our capital stock.  On July 31, 2007, we entered into a stock subscription agreement with these indirect EASA shareholders, which ratified the MOU and provided for certain other customary purchase and sale provisions, including representations and warranties and closing conditions.  We consummated the acquisition of EASA on September 28, 2007 and issued 480,194,242 shares of our capital stock to the former indirect EASA shareholders pursuant to the terms of the stock subscription agreement, including an aggregate 98,103,717 shares, or 6.43% of our share capital, to Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani and a private equity fund managed by these individuals.

The terms of our acquisition of Edenor from the indirect EASA shareholders (including the related parties described above) were as favorable to us as would be available from an unaffiliated party, and accordingly, received a favorable review by our audit committee following the receipt of a fairness opinion by an established financial institution.  The terms were approved by our shareholders’ meeting on August 30, 2007.

Acquisition of Transelec (Transener)

On September 15, 2006, we executed a purchase and sale agreement with Dolphin Opportunity LLC, a Delaware limited liability company wholly-owned by Dolphin Opportunity Fund LP, a private equity fund managed by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.  Pursuant to this agreement, we agreed to acquire 68,400,462 non-voting preferred shares of Transelec, subject to the successful consummation of our September 2006 capital increase.  These non-voting preferred shares were convertible at any time at the option of the holder (and without payment of additional consideration) into common shares representing 89.76% of Transelec’s capital stock.  The purchase price for these non-voting preferred shares was U.S. $48.5 million.  On September 15, 2006, we consummated our acquisition of Transelec.  On December 5, 2006, we exercised our option to convert such non-voting preferred shares into 68,400,462 shares of common stock of Transelec.  The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

The terms of these transactions were as favorable to us as would be available from an unaffiliated party, and accordingly, our audit committee found that they were consistent with prevailing market practice following its receipt of favorable opinions by two independent firms, Pistrelli, Henry Martin y Asociados S.R.L. and Raymond James Argentina Sociedad de Bolsa S.A.

Legal Services

During the years ended December 31, 2009, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006, we have engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  One of our directors, Diego Salaverri, and two members of the supervisory committee, Damián Burgio and Baruki González, are partners of this law firm.

Item 8.           Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2009, we had established accruals in the aggregate amount of Ps. 80.5 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Generation

Legal proceedings involving Piedra Buena’s real estate

Pursuant to the contracts relating to Piedra Buena’s privatization in 1997, the Province of Buenos Aires transferred all the assets comprising the Piedra Buena facilities to Piedra Buena.  Although the real property on which the plant was built was not registered in the name of the Province of Buenos Aires, the Province assumed the obligation to transfer the real property with clear and marketable title to Piedra Buena.  As of the date of this annual report, the Province of Buenos Aires has not transferred the real property with clear and marketable title to Piedra Buena but did initiate the expropriation process required to begin the transfer process.  Nonetheless, Piedra Buena initiated legal action against the Province of Buenos Aires in order to avoid an expiration of the statute of limitation for an action claiming the transfer of real property.

In addition, the Province of Buenos Aires transferred the rights to a 22-kilometer gas pipeline, which runs from Transportadora del Gas del Sur’s General Cerri Plant to Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires, and the rights over a 27-kilometer electricity transmission line, which runs from Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires to Estación Transformadora Bahía Blanca.  Both the pipeline and the transmission line were built on third party land.  Therefore, the Province of Buenos Aires agreed to create administrative easements on the third party land in order to transfer good title for the use of the pipeline and transmission line.  The Province of Buenos Aires has not yet created the administrative easements, and in July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena.  Piedra Buena has received several complaint letters from owners of the land through which the pipeline and the electricity transmission line of Piedra Buena run seeking compensation for the use of their land.  As of the date of this annual report, these complaints have been limited to such letters and no judicial or administrative action has been filed.  As a result, no reserve has been established in Piedra Buena’s financial statements in connection with these real property issues.

Transmission

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000.  The assessment alleged that the intercompany loans included interest rates below standards established under income tax law.  Transener appealed the assessment to the Argentine National Tax Court.  The claim amounted to Ps. 7.8 million, including principal, interest and penalties.  To date, and based on external legal advice, Transener has made no provisions for this contingency in its financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station.  Service was partially restored shortly thereafter.  In response to the disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener.  In response to the charges, Transener has established a reserve of approximately Ps. 14.0 million to cover the contingent liabilities that could result from penalties in connection with these charges.  As of March 23, 2008, the service was fully restored.

In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2009, Transener had established reserves in the aggregate amount of approximately Ps. 12.8 million to cover potential losses related to such claims.

Distribution

Edenor tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against Edenor in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim.  At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million.  In addition, on April 23, 2007, the Board notified Edenor of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued.  The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7290/67 and 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively.  On December 23, 2003, Edenor filed an appeal of the Provincial Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal.  On June 14, 2007, the Court granted Edenor’s appeal and rejected the Provincial Board’s tax claim against Edenor.  On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal.  This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power.  Edenor has not established any provision in its financial statements for this claim.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million.  Tax related contingencies are subject to interest charges and, in some cases, fines.  Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court.  During the appeal process payment for such claim is suspended.  As of December 31, 2008, Edenor had established a provision for contingencies of Ps. 38.3 million, which includes principal and interest, in relation to this claim.

In April 2009, Edenor decided to participate in the federal tax amnesty program.  Under the terms of the amnesty, Edenor agreed to the following:

•         The Argentine federal tax authorities forgive any punitive interest in excess of 30% and any fines and penalties that are not yet definitive at the time of Edenor’s agreement to accept the amnesty;

•         Edenor pays 6% of its total tax liability at the time it agrees to accept the amnesty and the remaining balance is payable in 120 monthly installments, plus interest at a rate of 0.75% per month; and

•         Edenor receives a 30% to 50% reduction in fees owed to tax agents.

In accordance with the assessment of the tax regularization plan, Edenor’s debt amounts to Ps. 12.1 million plus interest amounting to Ps. 5.2 million.  In 2009, Edenor paid Ps. 1.5 million of this amount, thus the remaining balance of Edenor’s debt totals Ps. 10.6 million, excluding the interest amount.

Edenor environmental claims

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law.  In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs.  On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order.  On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order.  The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges.  This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.  On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted.  On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination.  This decision was appealed on April 18, 2008 by the Ministerio Público (Attorney General) before the First Court of the Federal Circuit of San Martín.  The court confirmed the decision that the existence of PCB contamination was inconclusive.  The Attorney General appealed the court’s decision before the National Appellate Court, which rejected the appeal in December 2008. The Attorney General then presented an “extraordinary federal appeal” before the same National Appellate Court, which was rejected on May 27, 2009.  The Attorney General filed an appeal (“Recurso de Queja”) to the Argentine Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of this annual report, the appeal is being analyzed by the Supreme Court.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot.  ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.  However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement.  Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution.  ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval.  Edenor has responded to this complaint, which is in the sentencing period.

The Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretary of Energy approved the new seasonal reference prices of power and energy in the WEM.  Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

In response to the new tariff schedule, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the October 1, 2008 tariff schedule and naming Edenor as defendant.  On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  This injunction has been appealed by Edenor and the Argentine government, the resolution of which is still pending as of the date of this annual report.

On August 14, 2009, the Secretary of Energy issued Resolution No. 652/09, which ordered the suspension of the certain reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.  On October 26, 2009, Edenor received notice of a complaint filed by two consumer associations, Consumer’s Cooperative for Community Action and the Unión de Usuarios y Consumidores against the Argentine government, the ENRE, Edesur, Edelap and Edenor. In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Asociación de Defensa de los Derechos de los Usuarios y Consumidores (Association for the Legal Defense of Consumers) and Unión de Usuarios y Consumidores en Defensa de sus Derechos (Consumers Union Legal Defense), have joined the complaint.

The remedies sought in the complaint are as follow:

  that all the most recent resolutions concerning electricity rates issued by the ENRE and the Secretary of Energy be declared null and unconstitutional, and, as a consequence that the amounts billed by virtue of these resolutions be refunded.
  that all the defendants be required to carry out the RTI.
  that the resolutions issued by the Secretary of Energy that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.
  that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class "A" shares, due to the fact that the management period of the respective concessions has ended.
  that the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.
  that the resolutions that extend the management periods contemplated in the defendant’s respective concessions be declared null and unconstitutional.
  Alternatively, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiff.  Alternatively, the plaintiffs requested that the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to issue new increases other than within the framework of the RTI process. As of the date of this annual report, the court has neither granted nor rejected these requests.

In March, 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to users for alleged excess charges over the course of the past 10 years.  The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the wholesale electricity market.  Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding.  Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.   Edenor has given express directions to its legal advisors to contest the suit and April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor has obtained or block any further adjustments to its tariffs.

DIVIDENDS

In accordance with the provisions of the Argentine Personal Asset Tax Law, we are required to pay the personal asset tax, payable by all of our shareholders who are subject to the tax to the Administración Federal de Ingresos Públicos (Argentine Tax Authority, or AFIP) as of December 31 of each year.  Although the law permits companies to recover the amounts paid, recovery can be burdensome.  In practice, companies usually bear the cost of this tax, which adversely affects their results and does not generate any income tax deduction After review and analysis of the alternatives for public companies in Argentina to recover such tax payments, we established a policy in December 2007 to pay a dividend in advance of the tax payment in an offsetting amount.

In December 2007, we declared an advance dividend of Ps. 18.3 million.  As of the first business day of 2008, a new security was created to represent this advance dividend, in the form of a book-entry coupon.  The book-entry coupon was paid on March 19, 2008, the date when the final amount payable to the AFIP was assessed.  The book-entry coupon could not be transferred before such payment date.  Accordingly, our shares began trading with this coupon as of the first business day of 2008.

In December 2008, we declared an advance dividend of Ps. 18.3 million.  As of the first business day of 2009, a new security was created to represent this advance dividend, in the form of a book-entry coupon.  The payment of the book-entry coupon was deferred to March 19, 2009, the date when the final amount payable to the AFIP would be assessed.  The book-entry coupon could not be transferred before such payment date.  Accordingly, our shares began trading with this coupon as of the first business day of 2009.

In December 2009, we declared an advance dividend of Ps. 18.3 million.  As of the first business day of 2010, a new security was created to represent this advance dividend, in the form of a book-entry coupon.  The payment of the book-entry coupon was deferred to March 26, 2010, the date when the final amount payable to the AFIP would be assessed.  The book-entry coupon could not be transferred before such payment date.  Accordingly, our shares began trading with this coupon as of the first business day of 2010

We have paid no other dividends over the past three years.  Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing.  See “Item 10.  Additional Information—Share Capital—Dividends.”

Item 9.           The Offer and Listing

TRADING HISTORY

Our capital stock is comprised of common shares, with a par value of Ps. 1.00 each.  For a summary of the number of outstanding shares of each series, see “Item 10.  Additional Information—Share Capital.”  Each share entitles the holder thereof to one vote at shareholders’ meetings.  All outstanding shares are fully paid in and our common shares have been listed on the Buenos Aires Stock Exchange since 1947.  Since October 9, 2009, our ADSs have been listed on the New York Stock Exchange (NYSE).  The ADSs have been issued by the Bank of New York as depositary.  Each ADS represents 25 common shares.

Shares

Our common shares are currently traded on the Buenos Aires Stock Exchange under the symbol “PAMP”, and our ADSs are traded on the NYSE under the symbol “PAM”.

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2005	Ps. 5.01	Ps. 0.28	Ps. 33,184	N.A.	N.A.	N.A.
2006	3.85	1.09	1,487,333	N.A.	N.A.	N.A.
2007	3.02	2.12	9,018,180	N.A.	N.A.	N.A.
2008(1)	2.55	0.72	5,450,027	N.A.	N.A.	N.A.
2009(1)(2)	Ps. 2.00	Ps. 0.90	Ps. 3,547,851	U.S.$ 13.83	U.S.$ 9.33	U.S.$ 773,882

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2008(1)
First Quarter	Ps. 2.55	Ps. 2.07	Ps. 6,675,822	N.A.	N.A.	N.A.
Second Quarter	2.44	1.45	6,746,822	N.A.	N.A.	N.A.
Third Quarter	1.87	1.22	4,219,623	N.A.	N.A.	N.A.
Fourth Quarter	1.35	0.72	4,176,209	N.A.	N.A.	N.A.
2009(1)				N.A.	N.A.	N.A.
First Quarter	1.07	0.90	1,311,671	N.A.	N.A.	N.A.
Second Quarter	1.22	0.94	1,723,851	N.A.	N.A.	N.A.
Third Quarter	1.93	1.15	5,316,457	N.A.	N.A.	N.A.
Fourth Quarter(2)	2.00	1.58	5,795,135	13.83	9.33	773,882
2010(1)
First Quarter	Ps. 1.83	Ps. 1.59	Ps. 2,790,596	U.S.$ 12.00	U.S.$ 10.24	U.S.$ 550,242

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2009(1)
December	Ps. 1.80	1.58	Ps. 3,127,876	U.S.$ 11.85	U.S.$ 9.33	U.S.$ 837,178
2010(1)
January	1.83	1.59	3,327,845	12.00	10.24	533,485
February	1.77	1.60	2,241,291	11.40	10.28	687,824
March	1.82	1.66	2,801,557	11.95	10.58	450,429
April	1.85	1.67	2,678,193	11.88	10.81	339,066
May	1.73	1.55	2,861,042	11.27	9.80	767,052
June(3)	Ps. 1.70	Ps. 1.61	Ps. 1,297,990	U.S.$ 10.67	U.S.$ 10.10	U.S.$ 257,412

(1)                                     2008, 2009 and 2010 values as provided by Bloomberg.

(2)                                     Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)                                     From June 1 through June 15, 2010.

Share Repurchase Program

Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, our board of directors approved a share repurchase program, through which we have acquired shares through transactions in the local market.  In addition, we have launched three local tender offers for the acquisition of our ordinary shares in recent months.  After each of our tender offers were completed, we resumed open market repurchases.  In first local tender offer, launched on October 21, 2008, we acquired 70,000,000 shares of our common stock.  In the second local tender offer, launched on November 7, 2008, we acquired 15,384,730 shares of our common stock. In the third local tender offer, launched on January 30, 2009, we acquired 46,689,578 shares of our common stock.  With this third tender offer our total holdings of our common stock reached 10% of our total capital stock, the maximum amount that listed companies are permitted to acquire under applicable Argentine regulations.  However, due to the current instability in stock prices, the CNV waived this 10% limit until June 2009.  On April 16, 2009, our board renewed the share repurchase authorization, and we continued repurchasing shares in the open market until June 30, 2009.  As of May 31, 2010, we held 211,883,347 shares, or 13.9%, of our capital stock.

In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program. Such capital reduction is still pending of CNV approval.

Global Depositary Receipts (GDRs)

From December21, 2006, to October 9, 2009 our GDRs were listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market, the exchange-regulated market operated by the Luxembourg Stock Exchange.  Each GDR represented 25 common shares.  There was practically no trading activity on the Euro MTF Market of our shares.  The last trade occurred on March 5, 2007.  On August 5, 2009 the U.S. Securities and Exchange Commission declared effective the registration of our common shares and our American Depositary Shares (“ADSs”) under the U.S. Securities Exchange Act of 1934.  On August 14, 2009 we converted all of our outstanding GDRs into ADSs.  We delisted our ADSs from the Luxembourg Stock Exchange on October 9, 2009, upon the listing of our ADSs on the New York Stock Exchange.

American Depositary Shares (ADSs)

Since October 9, 2009, our ADSs have been listed on the New York Stock Exchange (NYSE) and trade under the ticker PAM.  Each ADS represents 25 common shares (or a right to receive 25 common shares).  Each ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary, the Bank of New York Mellon.  The ADS Depositary’s office at which the ADRs are administered is located at 101 Barclay Street, 22W, New York, NY 10280.  See “Item 12.  Description of Securities Other than Equity Securities—Description of American Depositary Shares.”  The Designated Market Maker on the trading floor of the NYSE for our ADSs is Barclays Capital.

The ADS Depositary has informed us that, as of May 31, 2010, there are approximately 27.0 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 11 stock exchanges consisting of the Buenos Aires Stock Exchange, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Mar del Plata and Tucumán.  Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities.  Securities listed on these exchanges include corporate equity and bonds and government securities.

The Buenos Aires Stock Exchange is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization.  The Buenos Aires Stock Exchange began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina.  Bonds listed on the Buenos Aires Stock Exchange may simultaneously be listed on the Mercado Abierto Electrónico (Electronic Open Market), the Argentine over-the-counter market, or MAE, pursuant to an agreement between Buenos Aires Stock Exchange and MAE which stipulates that equity securities are to be traded exclusively on the Buenos Aires Stock Exchange while debt securities (both public and private) may be traded on both the MAE and the Buenos Aires Stock Exchange.  In addition, through separate agreements with the Buenos Aires Stock Exchange, all of the securities listed on the Buenos Aires Stock Exchange may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fé exchanges, by virtue of which many transactions originating on these exchanges relate to Buenos Aires Stock Exchange-listed companies and are subsequently settled in Buenos Aires.  Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the Buenos Aires Stock Exchange.

Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) after the elimination of the Argentine pension funds represents an increasing percentage of the Buenos Aires Stock Exchange market, however, Argentine fondos comunes de inversión (mutual funds) continue to have very low participation.  During the year ended December 31, 2008, 91 companies traded shares on the Buenos Aires Stock Exchange, for a total value traded of Ps. 21,049,791 million.  The ten most traded companies accounted for 81.1% of that volume.  Pampa was the third most traded stock on the Buenos Aires Stock Exchange in 2008, with 7.2% of the total value traded during 2008.

The Mercado de Valores de Buenos Aires (Buenos Aires Stock Market, or MERVAL) is the largest stock market in Argentina and is affiliated with the Buenos Aires Stock Exchange.  MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the Buenos Aires Stock Exchange.  Trading on the Buenos Aires Stock Exchange is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC).  SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices.  Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Caja de Valores), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges.  Caja de Valores S.A. is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.  Additionally, Caja de Valores S.A. handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited.  Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries.  However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.  Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees comprised of three or more members of the board of directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange.  Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Item 10.         Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Please see our registration statement under the Securities Act filed on Form 20-F on August 5, 2009.

Material Contracts

The Opportunities Assignment Agreement that we entered into with Marcelo Mindlin, Damian Mindlin, Gustavo Mariani and Ricardo Torres is described in “Item 6.  Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

EXCHANGE CONTROLS

A discussion of exchanges rates and controls is included in “Item 3.  Key Information—Exchange Rates and Controls.”

TAXATION

The following summary contains a description of the principal Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs.  The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.  Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations

Dividends tax

Dividends paid on our common shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income at the previous fiscal period that are subject to withholding at the rate of 35% in respect of the excess portion of the dividends paid.

Capital gains tax

Due to certain amendments made to the Argentine Income Tax Law by Law 25,414, Decree No. 493/2001 (the AITL) and the abrogation of Law 25,414 by Law 25,556, it is not clear whether certain amendments concerning payment of capital gain taxes are in effect or not.  Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

Under what we believe to be a reasonable interpretation of the AITL: (1) income obtained from the sale, exchange or other disposition of our common shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (2) although there still exists uncertainty regarding this issue, income obtained from the sale, exchange or other disposition of our common shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of our common shares or ADSs are exempt from income tax.  Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as offshore entities for purposes of Argentine tax laws.  For this purpose, an “offshore entity” is any foreign legal entity if pursuant to its by-laws or to the applicable regulatory framework: (1) its principal activity is to invest outside of its jurisdiction of incorporation and/or (2) it cannot perform in such jurisdiction certain transactions.

Local entities

 Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 35%.  Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year.  The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional, or the book value, of the shares arising from the last balance sheet.  Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

Value added tax

The sale, exchange or other disposition of our common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our common shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.  No stamps taxes are levied on the transfer of our common shares in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs.  In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our common shares or ADSs.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom.  There is currently no tax treaty or convention in effect between Argentina and the United States.  It is not clear when, if ever, a treaty will be ratified or entered into effect.  As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident.  Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs.  This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes.  This summary does not apply to investors that are members of a class of holders subject to special rules, such as:

•         a dealer in securities or currencies;

•         a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•         a bank;

•         a life insurance company;

•         a tax-exempt organization;

•         a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

•         a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

•         a person who is liable for the alternative minimum tax;

•         a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or

•         a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.  Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.  For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

•         a citizen or resident of the United States;

•         a U.S. domestic corporation; or

•         otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  An investor who is a partner of a partnership holding our ADSs should consult its own tax advisor.

In general, if an investor is the beneficial owner of ADSs, such investor will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such investor exchanges an ADS for the common stock represented by that ADS.

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them.  U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs.  Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year.  The ability to offset capital losses against ordinary income is limited.  Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.  If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date.  Instead of claiming a credit, investors may, at their election, deduct such Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances.  Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

U.S. information reporting and backup withholding rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.  Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

Dividends and paying agents

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares.  We have not paid any dividends in the last three fiscal years other than a Ps. 18.3 million cash dividend paid to shareholders in March 2008 and the Ps. 18.3 million advanced dividend paid in March 2009, in both cases to withhold the amount of the Argentine personal asset tax from those shareholders who were subject to the personal asset tax, and for which we are substitute obligors for the payment of such tax.  See “Item 8. Financial Information—Dividends.”  However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

•         our financial condition, operating results and current and anticipated cash needs;

•         general economic and business conditions;

•         our strategic plans and business prospects;

•         legal, contractual and regulatory restrictions on our ability to pay dividends; and

•         other factors that our board of directors may consider to be relevant.

Under the Argentine Corporate Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with Argentine GAAP and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting.  In addition, under the Argentine Corporate Law, 5% of the net income for the fiscal year calculated in accordance with Argentine GAAP and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock.  This legal reserve is not available for distribution.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders’ meeting.  Under the Argentine Corporate Law, listed companies (such as us) may distribute provisional dividends or dividends in advance resulting from interim audited financial statements.

Under the Argentine Corporate Law and our by-laws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (1) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (2) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (3) the remainder of the net income for the year may be distributed as dividends on common shares, and/or (4) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee and the independent accountants, at the annual ordinary shareholders’ meeting for approval.  Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends.  In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends.  The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date on which it has been made available to the shareholder.

Documents on Display

The materials included in this annual report in Form F-20, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Qualitative Disclosure

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices.  We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies.

In the normal course of business, we are exposed to interest rate and exchange rates risks, primarily related to changes in exchanges rates and interest rates.  We manage our exposure to these risks through the use of various financial instruments.

Interest Rate Risks

The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk.  To achieve this objective, we maintain our portfolio of cash equivalents and investments in a variety of securities, mainly including both government and corporate obligations, stocks and money market funds.  Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk.  Fixed rate securities may have their fair market value adversely impacted as a result of a rise in interest rates.  In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities.  While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease.  Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold.  As of December 31, 2009, we have no material exposure to interest risk because only approximately 11.4% of our outstanding financial debt bears interest at variable rates.   To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, we may employ hedging strategies in the future.  We are also exposed to changes in interest rates primarily as a result of our borrowing activities used to maintain liquidity and fund our business operations.

Exchange Rate Risks

Our results of operations and financial condition are sensitive to changes in the exchange rate between the Peso and other foreign currencies, primarily the U.S. Dollar.

We are exposed to exchange rate risk related to our indebtedness.  Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries.

As of December 31, 2009, financial indebtedness denominated in foreign currencies was Ps.  1,735.9 million, which was all denominated in U.S. Dollars.

We and our subsidiaries use derivative financial instruments in the form of foreign currency forward exchange contracts to manage our foreign currency risks.  During the year ended December 31, 2009, we and our subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the U.S. Dollar exchange rate.

As of December 31, 2009, the Company maintains a consolidated purchasing position of U.S. $229.1 million at the average exercise price of Ps. 4.24 per U.S. Dollar.  We and our subsidiaries recognize the fair value of all derivative instruments as either assets or liabilities at fair value on its balance sheet.  Changes in fair value are reported in the financial and holding results in the statement of income.

As of December 31, 2009, we have no debt that is indexed to inflation.

Sensitivity Analysis Disclosures

As of December 31, 2009, the potential loss that would result from a hypothetical 10% change in currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of such date, would be approximately Ps. 131.7 million.  This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our financial assets and indebtedness are denominated.

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our GDSs in the United States.  Foreign currency exchange rate fluctuations could also effect our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars.

Quantitative Disclosure

The chart below provides quantitative information about our financial debt as of December 31, 2009, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

								Estimaded
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in million of Ps.)
Short and Long Term Debt
Denominated in US$:
Fixed Rate	43.9	60.0	4.5	143.3	128.2	1,532.9	1,912.8	1,778.8
Average interest rate (%)							9.9%

Variable rate	0.0	2.0	2.0	2.0	2.0	32.6	40.7	27.9
Average interest rate (%)							2.0%

Total	43.9	62.1	6.5	145.3	130.3	1,565.5	1,953.6	1,806.7

								Estimaded
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Short and Long Term Debt
Denominated in Ps.:
Fixed Rate	220.5	6.8	-	-	-	-	227.3	227.3
Average interest rate (%)							13.6%
Variable rate	173.9	26.7	23.3	11.7	-	-	235.6	235.6
Average interest rate (%)						-	12.8%

Total	394.4	33.5	23.3	11.7	-	-	462.9	462.9

The reconciliation table with our Financial Statements, which include the proportional consolidation of Citelec, is as follows:

	Short Term Debt	Long Term Debt	Total
	(in million of Ps.)

US$ Denominated Debt Obligations(1) without proportional consolidation	43.9	1,909.7	1,953.6
Ps. Denominated Debt Obligations without proportional consolidation	394.4	68.5	462.9
PESA's interest in Citelec´s debt obligations	(25.9)	(274.0)	(300.0)
Debt Obligations (with proportional consolidation)	412.5	1,704.1	2,116.5

(1) As reported in tabular presentation.

(2) As reported in the consolidated balance sheet of our financial statements.

Item 12.         Description of Securities Other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon is the depositary for the American Depositary Shares, also referred to as ADSs.  Each ADS represents 25 shares (or a right to receive 25 shares) deposited with the principal Buenos Aires office of Banco Rio de la Plata S.A., as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property that may be held by the depositary.  The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.  The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either:

(1)            directly:

-         by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name; or

-         by having ADSs registered in your name in the Direct Registration System (DRS); or

(2)           indirectly by holding a security entitlement in ADSs through your broker or other financial institution.

If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder.  This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or  DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Argentine law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement.  For more complete information, investors should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of shares your ADSs represent.

•         Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States.  If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.  See “Item 10.  Taxation—United States Federal Income Tax Considerations.”  It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•         Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution.  The depositary will only distribute whole ADSs.  It will sell shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•         Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders.  If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse.  In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf.  The depositary will then deposit the shares and deliver ADSs to the persons entitled to them.  It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights.  For example, you may not be able to trade these ADSs freely in the United States.  In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•         Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical.  If it cannot make the distribution in that way, the depositary has a choice.  It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash.  Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.  However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.  The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.  We have no obligation to register ADSs, shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders.  This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

You must indemnify us, the depositary and the custodian for any claims by any governmental authority with respect to any refund of taxes, reduced rate of withholding or other tax benefit you receive with respect to your ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs.  Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to.  Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote.  For instructions to be valid, they much reach the depositary by a date set by the depositary.  Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares.  However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Argentina and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders.  The depositary will only vote or attempt to vote as instructed or as described below.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote the number of shares represented by your ADSs in favor or all resolutions proposed by our board of directors or, in the case of a resolution not proposed by our board of directors, in the same manner as the majority of all other votes cast at the meeting in respect of that resolution unless we notify the depositary that:

•         we do not wish to vote deposited securities as to which it did not receive actual instructions;

•         we think there is substantial shareholder opposition to the particular question; or

•         we think the particular question would have a adverse impact on our shareholders.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Notwithstanding the provisions described above, the depositary is not obligated to vote any deposited securities in respect of any matter unless it has received an opinion of our counsel to the effect that the matter to be voted upon does not violate Argentine law or our articles of association or any similar document.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•        Change the nominal or par value of our shares;

•        Reclassify, split up or consolidate any of the deposited securities;

•        Distribute securities on the shares that are not distributed to you; or

•        Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•        The cash, shares or other securities received by the depositary will become deposited securities.  Each ADS will automatically represent its equal share of the new deposited securities.

•        The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received.  It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination.  The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs.  Four months after termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations will be to account for the money and other cash.  After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

•         are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•         are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•         are not liable if we or it exercises discretion permitted under the deposit agreement;

•         are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•         have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•         may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•         payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•         satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•         compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•         When temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares.

•         When you owe money to pay fees, taxes and similar charges.

•         When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares.  This is called a pre-release of the ADSs.   The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).  A pre-release is closed out as soon as the underlying shares are delivered to the depositary.  The depositary may receive ADSs instead of shares to close out a pre-release.  The depositary may pre-release ADSs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days' notice.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.  DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.  Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities.  The depositary will send you copies of those communications if we ask it to.  You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Duties of Shareholders; Changes in Argentine Law

You are deemed to have acknowledged and agreed that the depositary, as holder of the deposited securities, is not required to comply with requirements of Argentine law that are generally applicable to foreign shareholders such as registration with Argentine authorities and that you will comply with those requirements if and as applicable to you as if you held directly the deposited securities that your ADSs represent.

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S. $0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by you if the Company distributes shares and you deposit the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S. $0.02 (or less) per ADSs per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Depositary Payments to the Company

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From January 1, 2009 to the date of this annual report, the Company received from the depositary U.S. $236,844.54 and U.S. $63,155.46 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Items 13-14. Not Applicable

Item 15.         Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

 (a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2009.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Luis Andrés Caputo, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B.      Code of Ethics

We adopted a Business Code of Conduct in 2007, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6 – Directors, Senior Management and Employees – Corporate Governance”).  Our Business Code of Conduct is posted, in both English and Spanish, on our website at http://www.pampaenergia.com.ar.

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2009 and 2008.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co S.R.L and the fees billed for those services:

	Year ended December 31,
	2009	2008
	(in thousands of Ps.)

Audit Services (1)	5,277.1	4,336.1
Audit-related Services (1)	285.8	671.2
Tax Services (1)	136.4	121.0
Other non-audit Services (2)	57.5	-
Total	5,756.7	5,128.3

(1)            For a description of the permissible services included under these headings, please see the  description of the categories of services of the  “Audit Committee’s Pre-approval Policy” described below.

(2)            Services included under this heading include permissible advisory services consisting in the review and comment on gaps between existing controls and good practices.

All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

Audit Committee’s Pre-approval Policy

The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of it subsidiaries. The policy ensures that the external auditor preserves it independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa, but are reported to the latter.

The Audit Committee has delegated to one of its members the authority to grant pre-approvals to auditors.  The decision of that member to pre-approve a service is presented to the full audit committee at each of its scheduled meetings.

Pre-approval is required for the following categories of services from the external auditor:

•         Audit services: These services are mainly the audit of the financial statements of the Company and its subsidiaries, the review of the interim financial statements, review of the Company’s annual report on Form 20-F, work to comply with the requirements of the Sarbanes Oxley – Section 404  and other services rendered by the external auditor in connection with statutory or regulatory filings or engagements. These services require pre-approval by the audit committee on an annual basis.

•         Audit-related services: The services include those outside the normal scope of the services included in an audit but are reasonably related to the performance of the audit or review of financial statements of the Company or its subsidiaries and may effectively and efficiently rendered by the external auditor because of his knowledge of the financial information of the Company and they preserve the independence of the external auditor. Each of these services require specific pre-approval  by the audit committee.

•         Tax services: These fees include services rendered by the external auditor for tax compliance, tax advice and tax planning. Each of these services requires pre-approval by the Audit Committee.

Item 16D.      Not Applicable

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth, for the periods indicated, the total number of shares purchased during 2009 by us or on our behalf, or by or on behalf of an affiliated purchaser and the average price paid per share.

2009	Total Number of Shares Purchased(1)	Average Price Paid per Share in Pesos
January 1- 31, 2009	15,703,165	1.01
February 1-28, 2009	53.916.163	0.98
March 1- 31, 2009	2,415,000	1.00
April 1- 30, 2009	5,200,000	0.99
May 1- 31, 2009	1,818,619	1,00
June 1- 30, 2009	6,404,204	1.15
July 1- 31, 2009	-	-
August 1- 31, 2009	-	-
September 1- 30, 2009	-	-
October 1- 31, 2009	-	-
November 1- 30, 2009	-	-
December 1- 31,2009	-	-
Total/Average	85,457,151	1.02

(1)	During 2009, we purchased our common shares in Argentina through several public tender offers and through open market repurchases.

Item 16F.      Not Applicable

Item 16G.     Corporate Governance

Among the corporate governance principles that are applicable at Pampa Energía S.A. (“Pampa”) are several provisions of Argentine law, including, but without limitation: (i) the Argentine Business Companies Law, No. 19,550, as amended (“BCL”); (ii) the regulations of the Argentine Securities Commission (“CNV”) approved by the CNV’s General Resolution No. 570/2001 (“Regulations”), (iii) the Public Offering Transparency Regime, Executive Decree No. 677/2001 (“RTOP”); and (iv) the Corporate Governance Code, CNV’s General Resolution No. 516/2007 (“CGC”).

In addition, Pampa follows certain corporate governance guidelines and practices that prevail in the international markets and in international regulations applicable to Pampa (sometimes mandatory), including United States law. On August 27, 2009, Pampa registered with the Securities and Exchange Commission (“SEC”) as a “foreign private issuer” and began to trade its American Depositary Shares on the New York Securities Exchange (“NYSE”).

Thus, Pampa is subject to the provisions of Section 303A.11 of the NYSE’s Listed Company Manual (“LCM”) and item 16.G of form 20F of the Securities and Exchange Commission (“SEC”), which require foreign issuers to disclose the differences existing between their corporate governance practices and the corporate governance requirements for U.S. domestic companies under their applicable listing standards. The following table provides the comparison required under the aforementioned Section 303A.11 of the NYSE LCM and item 16.G of the SEC’s form 20F:

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE PART I
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND PAMPA PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
Section 303A.01	Independent directors must constitute the majority of a listed company’s board of directors.

Under Argentine law, the board of directors of a listed company need not be composed of a majority of independent directors. Nonetheless, the CNV’s Regulations and the RTOP require listed companies to have a sufficient number of independent directors to form the Audit committee, which must be composed of a majority of independent members.

Although not required by Argentine law, and in accordance with Pampa’s audit committee’s regulations, all the members of Pampa’s audit committee must qualify as independent.

Section 303A.02

This rule establishes the standards that determine whether a director qualifies as independent.

It provides that directors cannot qualify as independent unless the board of directors finds them to have no material relationship with the listed company.  A number of per se exclusions from independence apply, generally triggered by having a connection, individually or through an immediate family member, to the listed company or to a company that has a material relationship with the listed company as a shareholder, employee, officer, or director of the listed company.

The CNV’s Regulations, specifically Section 11, Chapter III, Book I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings [1] in the company or of other companies whose shareholders have direct or indirect material holdings;

(ii)                 works at the company in an employment relationship or worked in an employment relationship at any time in the past 3 years;

(iii)                performs professional services or belongs to a company or professional association that provides such services to the company or its shareholders with material holdings;

(iv)               directly or indirectly has a material holding in the company;

(v)                 directly or indirectly sells or supplies goods or services to the company and/or its direct or indirect shareholders with material holdings;

(vi)               is spouse, relative to the fourth degree of consanguinity, or relative to the second degree of affinity of any individuals who would qualify as non-independent if they were members of the management body.

In addition, Section 4, Chapter XXI, Book VI of the CNV’s Regulations provides that at each election of directors, the non-independence or independence of any candidates proposed at the shareholders’ meeting must be disclosed. Moreover, after the shareholders’ meeting in which directors are appointed, the personal data of the appointed directors and their qualification as independent or non-independent (in the latter case in the form of an affidavit executed by each director) must be disclosed to the CNV and the exchanges where the company has its securities listed.

Section 303A.03	This rule requires regularly scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

Argentine law does not require that non-executive directors hold separate meetings. Non-executive directors attend the general board meetings, which must be held at least every three months pursuant to Section 267 of the BCL.

Section 303A.04	Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform. Nonetheless, the CGC suggests (among its non-binding recommendations) that an Appointment and Corporate Governance Committee be organized.

Pampa has determined not to organize an Appointment and Corporate Governance Committee because its functions are already covered by the Audit Committee.  Additionally and with respect to corporate governance matters, the Legal Corporate Department of Pampa oversees this area.

Section 303A.05	Listed companies must organize a Compensation Committee composed entirely of independent directors.

The organization of a Compensation Committee is not mandatory under Argentine law. In most cases, the functions of such a committee are included in the functions that the audit committee is required to perform. However, the CGC suggests (among its non-binding recommendations) that a Compensation Committee be organized.

At Pampa, the audit committee approves the compensation of executive officers who also are directors of the Company before submitting a compensation plan for consideration at a shareholders’ meeting.

Section 303A.06	Listed companies must organize an audit committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Pursuant to Section 303A.00, Pampa, as a foreign private issuer, is subject to Rule 303A.06, and we are in full compliance.
Section 303A.07

The audit committee must have at least 3 members, all of whom must qualify as independent.

In addition, the audit committee must have written regulations establishing: (i) the purpose of the committee; (ii) the annual assessment of the committee’s performance; and (iii) the committee’s obligations and responsibilities.

Finally, the rule establishes that listed companies must have internal audit functions within their organization in order to assist both the audit committee and the company’s management in matters related to risk and internal control processes.

Section 15 of the RTOP and Section 14, Chapter III, Book I of the CNV Regulations provide that the audit committee must have at least 3 board members, the majority of whom must qualify as independent. All the members of Pampa’s audit committee qualify as independent.

Argentine law does not require the audit committee to issue its own regulations. The scope of the committee’s powers and obligations is detailed in Section 15 of the RTOP and Section 13 and following sections of Chapter III, Book I, of the CNV’s Regulations. Such obligations and responsibilities are similar to those attributed to this body under the U.S. law.

Pampa’s audit committee has its own written regulations, adopted by the shareholders’ meeting.

Argentine law does not require the audit committee to conduct an annual self-assessment. However, the CGC recommends that all directors (i.e., not only the independent directors who are members of the audit committee) complete a self-assessment.

Pampa has adopted this recommendation and has developed a self-assessment form to be completed by all its directors at the close of each fiscal year.

Argentine laws contain no rules regarding internal audit functions. However, Pampa has retained an external consulting firm, Estudio Abelovich, Polano & Asociados, which performs internal audit functions.

1 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 35% of a company’s capital stock.

Section 303A.08

The shareholders must be given the opportunity to vote on equity-compensation plans and their material revisions, although there are exceptions to this requirement, such as when these compensation plans serve as labor incentive tools.

Directors’ compensation is fixed at the ordinary shareholders’ meeting (Section 234, Subsection 2, of the BCL).  That compensation is for national currency cash.  We do not provide equity compensation to officers or directors.

Pampa’s shareholders approved the issuance of warrants to Pampa’s executive directors as consideration for the execution of an Opportunities Assignment Agreement between the company and the directors. Moreover, any amendment or new issuance of warrants must be approved by the shareholders’ meeting.  Beyond those warrants, it is not a practice of the Company to provide any equity compensation to their officers.

Section 303A.09	Listed companies must adopt and disclose their corporate governance guidelines.

Listed companies must meet the annual disclosure requirements of the CGC. Listed companies must issue a report stating whether and how they followed the recommendations provided by the CGC or explaining the reasons for their failure to adopt such recommendations, either fully or in part, and/or whether they plan to adopt them in the future. This information must appear in their annual report, attached to the financial statements for the relevant fiscal year as a separate exhibit.  Once filed with the CNV and the exchanges where the company is listed, the CGC report qualifies as public information.

Pampa complies with the CGC annual disclosure requirements and fully discloses all corporate governance policies and practices. This information may be viewed on the company’s website, www.pampaenergia.com

Section 303A.10

Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, managers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

Under Argentine law there is no requirement that listed companies adopt a Code of Ethics and Business Conduct.

Nonetheless, in 2008 Pampa’s board of directors approved a Code of Business Conduct applicable to all the employees, interns and trainees of Pampa and of its controlled and related companies and subsidiaries. This Code is applicable to all directors and statutory auditors of Pampa and its controlled and related companies and subsidiaries, as well as to their suppliers and consultants.

Section 303A.12

The Chief Executive Officer (CEO) of a listed company must certify on a yearly basis that he or she has no knowledge of any violation or default of the corporate governance standards.

Additionally, the CEO must report any default or violation of the corporate governance standards contained in the NYSE LCM by any of the company’s executives to the NYSE immediately.

Finally, listed companies must file an annual statement and updated reports with the NYSE disclosing any changes in the composition of their board of directors or any of the committees described in Section 302A of the NYSE LCM.

Pursuant to Section 303A.00, Pampa, as a foreign private issuer, is subject to Section 303A.12, with the exception of the annual CEO certification.  Pampa is in full compliance with the applicable provisions.

1 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 35% of a company’s capital stock.

PART III

Item 17.         Not Applicable

Item 18.         Financial Statements

Our consolidated financial statements are included in this annual report beginning on page F-1.

Item 19.         Exhibits

Documents filed as exhibits to this annual report:

1.1

Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation)(previously filed as Exhibit 1.1 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

2.1

Form of Amended and Restated Deposit Agreement among the Registrant, the Bank of New York, as depositary, and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 2.1 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.1

Opportunities Assignment Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Ricardo Torres and the Registrant, dated as of September 28, 2006 and its subsequent amendments dated September 28, 2007 and April 16, 2009 (English translation) (previously filed as Exhibit 2.2 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.2

Amended and Restated Warrant Agreement, among Marcelo Mindlin and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.3 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.3

Amended and Restated Warrant Agreement, among Damián Mindlin and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.4 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.4

Amended and Restated Warrant Agreement, among Gustavo Mariani and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.5 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.5

Amended and Restated Warrant Agreement, among Ricardo Torres and the Registrant, dated as of September 28, 2007 (English translation)(previously filed as Exhibit 2.6 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.6

Stock Subscription Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC, Deutsche Bank AG, London branch and the Registrant, dated as of July 31, 2007 (previously filed as Exhibit 2.7 to Pampa’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pampa Energía S.A.

Consolidated Financial Statements As of December 31, 2009 and 2008, and for the Years Ended December 31, 2009 2008, and 2007

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008, and

for the years ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

Pampa Energía S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of its operations and its cash flows for the three years in the period  ended December 31, 2009, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L. /s/ Carlos Martín Barbafina
Carlos Martín Barbafina Buenos Aires, Argentina June 30, 2010

CONSOLIDATED BALANCE SHEET

As of December 31, 2009 and 2008

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of December 31, 2009	As of December 31, 2008

Assets
Current Assets
Cash and banks	158,043,109	121,685,278
Investments	467,697,236	501,161,133
Trade receivables	579,618,129	756,469,713
Other receivables	281,693,866	207,270,901
Materials and spare parts	23,663,869	22,657,834
Inventories	18,964,879	22,215,885
Other assets	138,591,381	162,850
Total Current Assets	1,668,272,469	1,631,623,594

Non-Current Assets
Trade receivables	263,057,717	191,133,395
Investments	170,674,025	504,008,009
Other receivables	186,046,964	220,787,932
Materials and spare parts	18,584,000	16,808,927
Inventories	1,143,736	3,594,560
Fixed assets	6,274,919,476	5,504,672,088
Intangible assets	297,564,513	317,118,396
Other assets	113,018,681	135,750,887
Goodwill	569,252,345	612,680,752
Total Non- Current Assets	7,894,261,457	7,506,554,946
Total Assets	9,562,533,926	9,138,178,540

Liabilities
Current Liabilities
Accounts payable	505,832,717	579,635,012
Financial debt	412,462,950	167,033,039
Salaries and social security payable	165,486,337	128,469,107
Taxes payable	203,170,182	153,215,936
Other liabilities	78,508,237	86,710,525
Provisions	62,813,000	52,756,000
Total Current Liabilities	1,428,273,423	1,167,819,619

Non- Current Liabilities
Accounts payable	80,625,236	78,275,344
Financial debt	1,703,992,392	2,031,000,665
Salaries and social security payable	56,691,091	52,228,145
Taxes payable	578,815,215	599,179,971
Other liabilities	631,307,457	332,897,951
Provisions	17,729,148	51,710,559
Total Non-Current Liabilities	3,069,160,539	3,145,292,635
Total Liabilities	4,497,433,962	4,313,112,254

Minority Interest	1,728,422,005	1,613,784,221
Shareholders´ Equity	3,336,677,959	3,211,282,065
Total Liabilities and Shareholders´ Equity	9,562,533,926	9,138,178,540

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

For the years ended December 31, 2009, 2008 and 2007

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2009	2008	2007

Sales	4,094,070,971	4,013,831,854	1,479,226,523
Cost of sales	(3,197,265,987)	(3,082,359,252)	(1,104,038,592)
Gross profit	896,804,984	931,472,602	375,187,931

Selling expenses	(157,000,752)	(139,651,639)	(45,750,215)
Administrative expenses	(328,455,558)	(262,382,978)	(117,273,072)
Goodwill amortization	(20,004,543)	(19,839,155)	(7,363,426)
Operating income	391,344,131	509,598,830	204,801,218

Financial and holding results
Generated by assets
Interest income	38,654,815	45,636,644	67,779,523
Taxes and bank commissions	(19,620,035)	(13,528,736)	(5,641,959)
Foreign currency exchange difference	80,313,136	90,568,216	56,233,001
Result of receivables measured at present value	8,352,722	19,464,608	(4,825,915)
Holding results on financial assets	128,453,780	(19,330,941)	41,846,355
Impairment of fixed assets and other assets	(18,502,059)	(73,576,352)	(702,148)
Holding results on other assets	12,196,568	-	-
Other financial results	8,847,015	(341,394)	4,504,129
Generated by liabilities
Interest expense	(213,514,657)	(194,838,841)	(59,204,134)
Foreign currency exchange difference	(178,701,629)	(201,122,752)	(11,145,561)
Result from repurchase of financial debt	245,462,895	190,294,189	(18,860,000)
Taxes and bank commissions	(7,521,730)	(23,635,867)	(10,659,387)
Other financial results	(3,504,303)	(651,547)	(2,688,640)
Total financial and holding results	80,916,518	(181,062,773)	56,635,264

Other expenses, net	(2,010,213)	(23,193,694)	23,033,038
Income before taxes and minority interest	470,250,436	305,342,363	284,469,520
Income tax	(160,202,472)	(108,841,126)	(36,264,991)
Minority interest	(95,311,143)	(81,477,509)	(62,152,122)
Net income for the year	214,736,821	115,023,728	186,052,407

Earnings per share (Note 3):
Basic	0.1544	0.0765	0.1688
Diluted	0.1453	0.0747	0.1568

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2009, 2008 and 2007

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity
Balance as of December 31, 2006	446,000,000	446,000,000	45,000,000	-	491,000,000	2,941,667	-	-	6,059,298	500,000,965
Capital increase – February 2007	600,000,000	600,000,000	689,324,999	-	1,289,324,999	-	-	-	-	1,289,324,999
Setting up of reserves	-	-	-	-	-	-	896,129	5,163,169	(6,059,298)	-
Capital increase – September 2007	480,194,242	480,194,242	773,112,730	-	1,253,306,972	-	-	-	-	1,253,306,972
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(18,314,331)	(18,314,331)
Reserve for Directors’ options	-	-	-	-	-	11,766,671	-	-	-	11,766,671
Net income for the year	-	-	-	-	-	-	-	-	186,052,407	186,052,407
Balance as of December 31, 2007	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683
Setting up of reserves	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Reserve for Directors’ options	-	-	-	-	-	11,766,672	-	-	-	11,766,672
Acquisition of Company´s own shares	(126,426,196)	(126,426,196)	-	126,426,196	-	-	-	-	(120,848,801)	(120,848,801)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Net income for the year	-	-	-	-	-	-	-	-	115,023,728	115,023,728
Balance as of December 31, 2008	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065
Setting up / Reversal of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	11,061,342	-	-	-	11,061,342
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)
Net income for the year	-	-	-	-	-	-	-	-	214,736,821	214,736,821
Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2009, 2008 and 2007

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2009	2008	2007

OPERATING ACTIVITIES
Net income for the year	214,736,821	115,023,728	186,052,407
Income tax	160,202,472	108,841,126	36,264,991
Interests accrued	84,583,922	71,265,610	28,641,642
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	273,069,865	261,238,423	98,905,534
Amortization of intangible assets	22,802,651	21,235,945	19,906,155
Depreciation of other assets	22,732,206	22,732,206	22,732,205
Amortization of goodwill	20,004,543	19,839,155	7,363,426
Reserve for Directors’ options	11,061,342	11,766,672	11,766,671
Recovery of provisions, net	(43,237,557)	(24,612,812)	(12,641,089)
Result from repurchase of financial debt	(245,462,895)	(190,294,189)	18,860,000
Foreign currency exchange differences and other financial results	231,668,306	288,171,871	(86,088,659)
Impairment of fixed assets and other assets	18,502,059	73,576,352	702,148
Minority interest	95,311,143	81,477,509	62,152,122
Other	(4,012,862)	719,881	3,727,989
Changes in operating assets and liabilities
Decrease (Increase) in trade receivables	193,620,626	(290,031,408)	(135,810,923)
(Increase) Decrease in other receivables	(81,267,022)	(187,909,470)	170,579,932
Decrease (Increase) in materials and spare parts	1,253,801	5,116,662	(21,861,058)
Decrease (Increase) in inventories	6,169,505	17,890,874	(20,302,781)
Increase in intangible assets	(29,628)	-	-
(Increase) Decrease in other assets	(36,120)	4,885	-
(Decrease) Increase in accounts payable	(119,415,842)	190,965,423	180,764,871
Increase in salaries and social security payable	40,901,724	68,429,533	12,628,809
Decrease in taxes payable	(139,932,497)	(38,653,072)	(22,894,534)
Increase (Decrease) in other liabilities	206,333,450	121,933,949	(236,642,477)
Increase in provisions	10,616,000	14,836,250	3,838,048
Dividend payments to third parties by subsidiaries	(18,121,896)	(15,388,337)	(9,076,073)
Net cash provided by operating activities	962,054,117	748,176,766	319,569,356
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(974,895,108)	(740,966,502)	(820,846,059)
Payment for acquisition of companies, net of cash acquired	-	(68,661,857)	(125,290,940)
Incorporation of additional interest in subsidiaries	9,313,426	-	-
Proceeds from sale of short-term investments	118,145,401	202,512,850	262,456,175
Payment for acquisition of investments	(85,797,736)	(395,386,927)	(194,661,061)
Decrease (Increase) in restricted financial assets	339,765,396	(460,669,346)	-
Proceeds from the sale of fixed assets and other assets	857,487	91,904,516	589,445
Net cash used in investing activities	(592,611,134)	(1,371,267,266)	(877,752,440)
FINANCING ACTIVITIES
Shareholders’ contributions	-	-	1,289,324,999
Dividends paid	(16,797,217)	(18,314,331)	-
Bank and financial borrowings	183,565,419	825,078,919	-
Payment of bank and financial debt	(410,939,267)	(402,317,850)	(87,480,627)
Capital contributions in subsidiaries by third parties	-	13,485,652	-
Acquisition of Company´s own shares	(84,630,538)	(120,848,801)	-
Net cash (used in) provided by financing activities	(328,801,603)	297,083,589	1,201,844,372
Net increase (decrease) in cash and cash equivalents	40,641,380	(326,006,911)	643,661,288

Cash and cash equivalents at the beginning of the year	395,209,631	721,216,542	77,555,254
Cash and cash equivalents at the end of the year	435,851,011	395,209,631	721,216,542

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,000 MW, which accounts for approximately 7.4% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 10,139 km of lines of its own, as well as 6,109 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,6 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Company´s corporate name

On February 25, 2008, the Company’s Ordinary and Extraordinary Shareholders' Meeting resolved to amend the Company's corporate name to “Pampa Energía S.A.” and the respective amendment to the bylaws. On September 4, 2008, this amendment was registered with the respective enforcement agencies.

Corporate Headquarters Address Change

On August 31, 2009, the Company’s Board of Directors has resolved to move the Company´s corporate headquarters together with its address for tax purposes to Ortiz de Ocampo 3302, Building 4, Buenos Aires City from Bouchard 547, Piso 26°, Buenos Aires City. Such change has been registered with the respective enforcement agencies.

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), agency controller of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which will allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs, each representing 25 ordinary shares.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”).  A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 19 to these consolidated financial statements.

On December, 29, 2009 the CNV approved the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the presentation of financial statements of public companies, which will become effective for fiscal years beginning after January 1, 2012.

The Board of Directors is currently analyzing an implementation plan for complying with such requirement.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata  S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Pampa Renovables S.A. (“Pampa Renovables” formerly Inversora Güemes S.A.), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. As of December 31, 2008, the consolidated financial statements proportionally consolidated the accounts of Inversora Ingentis over which the Company exercised joint control (see Note 10). All significant intercompany balances and transactions have been eliminated in consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.(CONTINUED)

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage
	12.31.09	12.31.08		12.31.09	12.31.08
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04(4)	51.00
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (5)	59.00
Loma de la Lata / Powerco(1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (6)	89.68 (6)
			Energía Distribuida S.A.	100.00 (7)	99.95 (7)
CIESA	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	50.00 (8)	Ingentis S.A.	61.00	61.00
Pampa Generación	100.00	100.00
Pampa Renovables	100.00	100.00
Lago Escondido	100.00	-
Transmission
Transelec (2)	100.00	100.00	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.	52.65	52.65

Distribution
DESA(3)	100.00	100.00	Empresa Distribuidora y Comercializadora Norte S.A.	51.54(9)	51.54
IEASA (3)	100.00	100.00
Others Dilurey	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	-

(1) Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are  fully owned subsidiary of the Company.

(2) Transelec owns and co-controls 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.

(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.

(4) On December 18, 2009, the Extraordinary Shareholders’ Meeting of Hidroeléctrica Los Nihuiles S.A. resolved to reduce its capital stock by the amount of Ps. 2,135,171 to redeem the entirety of class “E” shares. As a resulta, Inversora Nihuiles increased its interest and votes of Hidroeléctrica Nihuiles S.A.

(5) As of December 31, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(6) As of December 31, 2009, in adittion the Company holds a direct 2.58% interest in CTG. See Note 10 for more detail.

(7) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(8) As of December 31, 2008, the Company held the joint-control of  Inversora Ingentis. As further discussed in Note 10 as of December 31, 2009, the Company held 100% of such company.

(9) See Note 10 to these financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2008 and 2007 as set out in these financial statements for comparative purposes are derived from the financial statements at these date. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Changes in market values of such instruments are included in the line of the statement of income “Financial and holding results”.

Financial trusts: Valued based on the market year-end price of securities held by the trustee, translated into Pesos at each year end at the exchange rate effective.

Deposits from purchasing or selling US$ Dollars at a future date and at a previously agreed-upon price are included as financial placements at the prevailing exchange rate for the year. Gain / loss from this transaction is included in “Financial and holding results”.

Long-term

Guarantee bank accounts: non-current investments in debt securities have been valued at its market value at year-end. They have been classified as non-current as they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consummed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2009 and 2008, amounted to Ps. 117,280,567 and Ps. 69,221,838, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments .

During the years ended December 31, 2009 and 2008, the  Company  recognized  impairment  losses of  Ps. 18,502,059  and  Ps. 12,332,109, respectively, over certain fixed assets that are part of electric power generation projects due to changes in circumstances that affected their recoverability.

The recorded value of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Preoperating and organization costs: corresponds to general administrative costs, studies, valuations and other costs incurred in connection with Ingentis project and the one developed by Petrolera Pampa. These costs will be amortized as from the start-up of the corresponding projects.

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Other assets

Current

As of December 31, 2009, other current assets include the following assets to be disposed of by:

- Advances to suppliers for the acquisition of a turbine: in December 2009, the indirectly controlled company Ingentis S.A. put on sale one of the turbines acquired for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore advances related to one of the turbines originally acquired and their related equipment were classified as other current assets. Such assets have been valued at original cost, which do not exceed their estimated recoverable value.

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568 which is registered in the line “Financial and holding results generated by assets” in the “Financial and holding results”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value. Changes in their fair value at each measurement date are charged to the statement of income under the line “Financial and holding results”.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired, which, as of December 31, 2009, and December 31, 2008, amounted to 211,883,347 and 126,426,196 Class A shares with a face value of Ps. 1, respectively. The acquisition cost of such shares amounted to Ps. 205,479,339 and Ps. 120,848,801 as of December 31, 2009 and 2008, respectively and it is disclosed by adjusting retained earnings (see Note 11).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies.  All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results – Impairment of fixed and other assets

Financial and holding results are segregated into those generated by assets and those generated by liabilities

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

During the year ended December 31, 2008, under this caption it is also included a loss of Ps. 61,244,243 on the sale of a heavy duty 178 MW Alstom model GT13E2 gas turbine which sale was the best available alternative considering the changes in technical and economic conditions that affected one expansion project.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the year ended December 31, 2009, the Company has recognized a valuation allowance over certain tax on assets credits recognized under Other Receivables for a total amount of Ps. 21,868,399, for estimating that these amounts paid will not be realized under the Company’s current business plans.

NOTE 3.  earnings per share

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at December 31, 2009, 2008 and 2007, as follows:

	For the years ended December 31,
	2009	2008	2007

Net income for the year	214,736,821	115,023,728	186,052,407
Weighted average amount of outstanding shares	1,390,409,146	1,504,249,410	1,102,364,398
Basic earnings per share	0.1544	0.0765	0.1688

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 13. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the years ended December 31,
	2009	2008	2007

Net income for the year	214,736,821	115,023,728	186,052,407
Weighted average amount of outstanding shares	1,478,256,443	1,538,814,785	1,186,783,267
Diluted earnings per share	0.1453	0.0747	0.1568

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows:

	For the years ended December 31,
	2009	2008	2007

Weighted average amount of outstanding shares for basic earnings per share	1,390,409,146	1,504,249,410	1,102,364,398
Number of shares to be added if all the options granted are exercised	87,847,297	34,565,375	84,418,869
Weighted average amount of outstanding shares for diluted earnings per share	1,478,256,443	1,538,814,785	1,186,783,267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of December 31, 2009	As of December 31, 2008

Trade receivables
Current
Receivables from energy distribution	398,109,000	469,105,000
Receivable from Argentine Wholesale Electric Market ("WEM")	68,799,504	102,297,362
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	16,647,547	118,324,172
- Transmission	38,671,355	42,899,205
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	53,538,852	34,168,145
Debtors in litigation	15,596,694	14,799,354
Related parties	345,256	346,336
Other	15,137,581	13,777,768
Subtotal	606,845,789	795,717,342
Allowance for doubtful accounts	(27,227,660)	(39,247,629)
	579,618,129	756,469,713
Non-current
Receivables from energy distribution	87,047,000	65,839,000
CAMMESA - Generation	616,083	616,083
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	175,511,766	124,794,701
Other	287,663	288,406
Subtotal	263,462,512	191,538,190
Allowance for doubtful accounts	(404,795)	(404,795)
	263,057,717	191,133,395

Other receivables
Current
Tax credits	171,496,033	124,348,712
Advances to suppliers	26,468,078	31,105,146
Advances to employees	6,975,882	8,756,991
Related parties	1,619,805	4,685,606
Prepaid expenses	19,877,528	12,708,135
Other debtors from energy distribution	18,544,000	20,608,000
Judicial deposits	14,332,568	581,713
Other	30,668,742	9,430,368
Subtotal	289,982,636	212,224,671
Valuation allowance on other receivables	(8,288,770)	(4,953,770)
	281,693,866	207,270,901

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2009	As of December 31, 2008

Other receivables (continued)
Non-current
Tax credits:
- Tax on assets	55,222,884	55,804,158
- Deferred tax asset	111,187,025	113,668,182
- Other tax credits	40,913,350	42,367,715
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	3,496,519	5,867,230
Prepaid expenses	1,444,041	1,680,000
Other	543,818	1,400,647
Subtotal	216,460,972	224,441,267
Valuation allowance on other receivables	(30,414,008)	(3,653,335)
	186,046,964	220,787,932

Accounts payable
Current
Suppliers	433,373,825	536,188,252
CAMMESA	19,553,967	-
Fees and royalties	2,099,074	6,068,040
Related parties	467,754	604,394
Deferred income	4,321,336	5,326,559
Customer advances	46,016,761	31,447,767
	505,832,717	579,635,012
Non-current
Suppliers	2,675,000	-
Deferred income	2,930,737	3,115,990
Customer advances	75,019,499	75,159,354
	80,625,236	78,275,344

Financial debt
Current
Financial loans	113,394,616	22,351,184
Bank overdrafts	144,141,103	119,608,288
Corporate bonds	18,538,216	484,163
Short-term notes	83,992,807	-
Accrued interest	45,012,680	24,589,404
Related parties	7,383,528	-
	412,462,950	167,033,039
Non-current
Financial loans	62,361,103	63,742,777
Corporate bonds	1,641,516,156	1,955,058,896
Accrued interest	-	12,198,992
Related parties	115,133	-
	1,703,992,392	2,031,000,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2009	As of December 31, 2008

Taxes payable
Current
Provision for income tax, net of witholdings and advances	67,048,008	23,830,872
Provision for tax on assets, net of witholdings and advances	6,297,019	29,037,566
Value added tax	52,155,874	41,228,362
Municipal, provincial and national contributions	30,296,316	23,927,956
Municipal taxes	24,733,000	20,754,004
Income tax withholdings to be deposited	10,341,065	6,989,114
Other	12,298,900	7,448,062
	203,170,182	153,215,936
Non-current
Deferred tax liabilities	542,096,387	563,435,160
Value added tax	16,201,106	28,512,723
Other	20,517,722	7,232,088
	578,815,215	599,179,971

Other liabilities
Current
Expenses accrued	26,275,640	24,204,451
Programme of rational use of energy	-	33,494,000
Related parties	15,217,857	748,202
Accrual for Directors and Syndics' fees	360,869	602,609
Dividends payable	15,771,731	16,797,217
Other	20,882,140	10,864,046
	78,508,237	86,710,525
Non-current
ENRE fines and bonuses (1)	377,456,000	331,613,000
Programme of rational use of energy	233,319,000	-
Other	20,532,457	1,284,951
	631,307,457	332,897,951

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,
	2009	2008	2007

Sales
Generation	1,715,127,849	1,780,683,218	745,137,303
Transmission	290,483,423	228,522,916	252,361,171
Distribution	2,077,860,000	2,000,198,000	478,684,000
Other	10,599,699	4,427,720	3,044,049
	4,094,070,971	4,013,831,854	1,479,226,523

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2009	As of December 31, 2008

Reconciliation of cash and cash equivalents
Cash and banks and current investments	625,740,345	622,846,411
Non equivalent cash investments
Time deposits and other securities	(100,945,728)	(124,422,888)
Government securities	-	(42,718,617)
Corporate securities	-	(16,555,295)
Shares in other companies	(69,235,994)	(29,450,489)
Trusts	(19,707,612)	(14,489,491)
Cash and cash equivalents	435,851,011	395,209,631

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of December 31, 2009	As of December 31, 2008

Tax loss-carryforwards	95,806,701	82,032,726
Trade receivables	(31,943,548)	(12,981,864)
Fixed and intangible assets	(616,419,195)	(576,001,256)
Other assets	(7,201,456)	(1,018,805)
Financial debt	(24,722,223)	(32,944,047)
Other liabilities and provisions	143,298,294	94,594,431
Other	10,272,065	(3,448,163)
Net deferred tax liability	(430,909,362)	(449,766,978)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,
	2009	2008	2007

Income before taxes and minority interest	470,250,436	305,342,363	284,469,520
Current tax rate	35%	35%	35%
Result at the tax rate	(164,587,653)	(106,869,827)	(99,564,332)

Goodwill amortization	(7,001,590)	(6,943,704)	(2,577,199)
Reserve for Director´s options	(3,871,470)	(4,118,335)	(4,118,335)
Capital issuance costs	-	-	12,290,678
Non-taxable income from investments	-	-	32,033,265
Non-taxable income (expense)	39,886,288	39,107,515	(123,926)
Other	300,450	7,853,026	4,357,096
Subtotal	(135,273,975)	(70,971,325)	(57,702,753)
Expiration of tax loss-carryforwards	(444,520)	(141,150,363)	-
Valuation allowance of tax on assets credit	(21,868,399)	-	-
Change in valuation allowance for tax loss carryforwards	(2,615,578)	103,280,562	21,437,762
Total income tax expense	(160,202,472)	(108,841,126)	(36,264,991)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2009 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary Borrowen	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Outstanding Principal Amount	Repurchase result	Interest rate	Final maturity
				in thousands				in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		83,502	136,498	80,214	8.875%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656		-	12,656	81,455	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		64,761	15,287		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		71,310	148,690		10.50%	2017
	At par at variable rate	May-07-09		$75,700		-	75,700	-	Badlar private + 6.75%	2013
EASA	At par at fixed rate	Jul-19-06	US$	12,874	(2)	234	12,640	80,124	3% a 5% (incremental)	2017
	At adiscount at fixed rate	Jul-19-06	US$	76,545	(2)	75,452	1,093		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		855	5,214	3,425	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	10,635	178,664	244	11.25%	2015
Central Piedrabuena	Short-term note	Aug-13-09		$25,215		-	25,215	-	Badlar private + 4.70%	2010
	Short-term note	Oct-26-09		$48,380		-	48,380	-	Badlar private + 3.00%	2010

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.

During the year ended December 31, 2009, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 228,7 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 245,5 million disclosed in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. During the years ended December 31, 2009 and 2008, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 334,3 million, of which as of December 31, 2009, US$ 279,8 million were still maintained in treasury, while the remaining amount has been redeemed.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV, however, no debt has been issued.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA a financing agreement for an amount of up to Ps. 59,7 million and Ps. 30,7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107,7 million and Ps. 42,7 million, respectively.

As provided by such agreement and its extension, proceeds are to be used to finance the investment plan and for the operation and maintainance of the high-tension transportation and trunk distribution system currently in progress and scheduled to be completed by 2010. Funds will be disbursed partially based on the works progress as documented by the Company and subject to CAMMESA’s available funds as instructed by the Energy Secretary (“SE”). This debt will be reipaid after a 12-month grace period computed from the date of the last distribution received or two years after the agreement is executed, whichever is earlier in 18 monthly installments. Also, the loan may be settled in advance in the event ENRE decided to make retroactive payments owed to the Company for cost variations not recognized as from 2005.

Under the agreement and its extension, Transener and Transba have also assigned as a guarantee in favor of CAMMESA 30% of its receivables due to the operations on the WEM. The revenues from the license fee to operate and maintain the so-called Forth Line have been excluded from the assignment to Transener.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

On May 7, 2009, Edenor issued Ps. 75,7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes were be used to finance the capital expenditures plan of Edenor.

Derivative financial instruments

During the year ended December 31, 2008, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at fixed interest rate and Corporate Bonds Class No. 7, for US$ 2,4 million and US$ 11,6 million, respectively, through December 2009.

These instruments were assuring against the fluctuation of exchange rate in connection with US$ financial obligations which Edenor must cancel in the maturities of interest that were operating between October 2008 and December 2009.

Since these transactions have not been designated as hedge instruments, Edenor has accounted for these derivative instruments at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities with changes in the financial results, in the statement of income.

As of December 31, 2009, that transaction had been fully settled and there were no remaining unpaid balances.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31,7 million and Series B Corporate Bonds amounting to US$ 21,9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US$ dollar-denominated Corporate Bonds up to US$ 34,8 million. On July 20, 2007, date of expiration of the exchange offers, CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring. The exchange took place on July 25, 2007, date on which CTG, under the conditions offered to and accepted by the participating bondholders:

-  Issued US$ 22,0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-  Paid US$ 8,9 million in cash to the holders that exercised this option; and

-  Paid US$ 0,3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and have been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

 - Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.

-  Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-  Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

At the date of the issuance of the Company’s financial statements, CTG has complied with its obligations and amended covenants.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of December 31, 2009, CTG has not issued any class and/or series of corporate bonds under this Programme.

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2009, CPB issued three VCP series under this program. Their terms are detailed in the table at the beginning of this note, which are in force as of December 31, 2009.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 205 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88,2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%. The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies.

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (“ES”).

Restrictions on spot prices Energy - Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (“Stabilization FundSub-account”). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM are operational.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2009 add up to Ps. 108 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Committed Supply Agreements

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of WEM Committed Supply Agreements with generating agents, related to the repair and or repowering of generation groups. and/or related equipment. This applies to those WEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

As of December 31, 2009, under such agreements, the subsidiaries companyes partially collected from OED-CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 LVFVD and those accrued during 2009, plus interest accrued as of December 31, 2009 add up to approximately Ps. 138 million..

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators in connection with their LVFVD accumulated and to be accumulated between January 1, 2008 and December 31, 2009, either in fully or in part, depending on CAMMESA’s availability of funds. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties. Due to the assignments carried out as of December 31, 2009, the Company has recorded income for Ps. 6,390,016, under financial and holding results.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of December 31, 2009, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Energy Plus - ES Resolution No. 1,281/06

The Energy Secretariat approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-        Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-        Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005
   (“Base Demand”) with the thermoelectric plants existing in the WEM.

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-        For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Under such standard, CTG increased its generation capacity by 98.8 MW ISO upon starting up the new LMS 100 generation unit. CTG is the first WEM generator that is in a position of providing the service to Energía Plus. For such purpose, service agreements were executed with Energía Plus for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for that Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009.

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW

•  Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM. This compensation will be considered as subsection (c), section 4, S.E. Resolution No. 406/03 for its payment. The Procedure shall be in effect during the winter periods of 2009 through 2011.

Thermal generation companies controlled by the Company formally subscribed to these Procedures and are awaiting the notification by the ES regarding its implementation considering the high degree of participation by thermal generators.

On December 18, 2009, the ES instructed CAMMESA to report to such agency the revenues from applying such procedure related to 2009 and evaluate the costs that would ensue from applying it for 2010. In this sense, all thermal generation subsidiaries have sent to CAMMESA the requested information

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener requested to the ENRE the fulfillment of the obligations assumed in the Agreement Minutes, stating the on-compliance by such agency with the commitments established in the Memorandum Agreement, the serious situation resulting from such noncompliance, and Transener´s decision to continue with the Comprehensive Tariff Review, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24,065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did address the requested tariff requirements by Transener SA. and Transba S.A. under the RTI.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

However, as of December 31, 2009, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new complaint was made to such ES, ENRE and UNIREN, stating the lack of determination of the new rate schedule. In October 2009, constitutional rights protection actions were filed against ENRE for the delay in calling a public hearing and carry out the RTI process.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

That represented to a two-fold non-compliance with the Memorandum of Agreement. Firstable, because the adjustment was not applied from the beginning of each of the six-month period elapsed and the adjustment percentage provided did not reflect the actual cost variations occurring between December 2004 and December 2009.

Therefore, requests for a speedy resolution of proceedings were filed with the ENRE to determine the rate of adjustment currently collected by the companies based on the variations of costs incurred as of May 31, 2009, in their exact magnitude and impact.

To date, the companies have not received any answers from regulatory authorities; however, they will continue filing complaints with the respective courts of law.

In addition the above mentioned increases represented disagreements about the implementation of the previously mentioned resolutions as they contract the instruction issued by the ES which instructed ENRE to implement increases of 39.2% and 43.03 % on regulated compensations effective as of June 30, 2008 for Transener and Transba, respectively. Actions have been filed against the ES regarding constitutional rights protection for delaying the resolution of the appeal filed with the ES against ENRE Resolutions Nos. 327/08 and 328/08.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (“PUREE”) (rational electric power use program), as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

On the other hand, on December 31, 2009, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
November 2008 – April 2009	5.068%
May 2009 – October 2009	5.041%

As of the issuance date of these financial statements, such adjustments are pending of approval by ENRE.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthemore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de las Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A. In a timely manner and considering that the said decision causes an irreparable harm, Edenor filed an appeal against it, which as of the date of these financial statements, has not been granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

On August 14, 2009, the ES issued Resolution No. 652/09 establishing the suspension of reference market prices of energy set forth in sections 6, 7 and 8, Resolution No. 1,169/08 and established new values for the periods June-July 2009 and August-September 2009, reinstating the partial grants to the electricity generation sector. Furthermore, reference market prices of energy remained unsubsidized on the market for June and July 2009 and for the quarter August-October 2009.

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/2009, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009, respectively. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/2008.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

On October 26, 2009, Edenor was notified of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed with the consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the Energy Department and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and f) null and unconstitutional the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the comprehensive rate review process. To date, the hearing court has entered no ruling in such connection. The complaint was answered by Edenor within the contemplated legal time period and in due manner.

As indicated above, challenged rate hikes except for that granted by ENRE  Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/2007. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

As of the issuance date of these financial statements, Edenor has expressly instructed its legal advisors to answer the complaint, rejecting all its terms on grounds of inappropriateness within the procedural terms granted for such purpose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No.334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government. On June 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (CONTINUED)

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of December 31, 2009 short-term and long-term investments balances include current bank accounts, guarantee trusts, and Goverments bonds for a total amount of Ps. 111,960,474 which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

NOTE 9.  FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 3, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  ACQUISITIONS

Acquisition of own shares from Edenor

During the last quarter of 2008 and as a result of the two own share acquisition processes, Edenor acquired 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of December 31, 2009, Dilurey holds 10 million ordinary class B shares issued by Edenor and 674,461 ADRs (equivalent to 13,489,220 shares), acquired in various market transactions, equivalent to 2.62% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Acquisition of Transelec

On September 15, 2006, the Company acquired 89.76% of Transelec, a company holding 50% of the shares of Citelec, from Dolphin Opportunity LLC for a total consideration of US$ 48,5 million. On the same date, a written put and a call option were signed with Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, Transelec minority shareholders, comprising the remaining 10.24% interest.

On January 2, 2008 the minority shareholders of Transelec decided to exercise the option to sell 7,807,262 ordinary shares in Transelec under the terms provided for in the agreement for the merger and granting of purchase and sale options respectively.

Citelec is the controlling company of 52.65% of Transener. Transener is the leading company in extra-high voltage electricity transmission utility services in Argentina and owns the extra high voltage electricity transmission national network, consisting of almost 10,319 kilometers of transmission lines plus approximately 6,109 kilometers of lines of its subsidiary network, Transba; therefore it operates 95% of the high-voltage lines in Argentina.

On January 23, 2008, the Company cancelled its obligation with the minority shareholders of Transelec paying the amount of Ps. 38,762,432.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa as its vehicle to engage its investments in the oil and gas business.

On November 19, 2009, Petrolera Pampa accepted an offer received from YPF S.A. (“YPF”) to carry out an investment agreement in the exploitation area known as “Rincón de Mangrullo” that is part of the area Cuenca Neuquina IX located in the Province of Neuquén where YPF holds an exploitation concession.

Under the previously mentioned agreement and subject to complying with certain conditions precedent, Petrolera Pampa shall make investments in the area for a maximum amount of US$ 29,000,000 in exchange for the assignment by YPF of certain rights and obligations, including the right for over 50% of oil and gas production extracted from the area covered by the agreement.

Due to certain additional investments, Petrolera Pampa shall also have the option to acquire a portion or the entire natural gas production entitled to YPF under its interest in the area.

The purpose of such agreement for the Company is to contribute to ensuring the natural gas supply by its subsidiary Central Términa Loma de la Lata. Performing the agreement and the potential exercise of the previously mentioned option could represent up to 11% of the natural gas consumption of Loma de la Lata.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

Exchange of Central Térmica Güemes´ preferred shares

On September 18, 2007, CTG increased its capital stock for a total amount of Ps. 208,000,040, issuing 180,869,600 non-voting preferred stock with a face value of Ps. 1 each, at a price of Ps. 1.15 per share for purposes of financing the expansion of its generation capacity. Preferred shares were fully subscribed by Central Loma de la Lata, one of the Company’s subsidiaries, for the total amount of Ps. 208,000,040. In turn, Loma de La Lata executed a call option agreement in favor of the National Government by which, if this option is exercised, it shall transfer to the National Government 54,260,880 shares of preferred stock of its interest in CTG, representing 30% Loma de La Lata's shares of preferred stock of CTG’s capital stock. The National Government did not exercise its option to acquire such CTG preferred shares from Loma de La Lata during the term agreed.

Consequently and as provided by issuance conditions, on September 19, 2008, Loma de La Lata advised CTG of its decision to convert each one of its shares of preferred stock into one Class "A" share of common stock. On that date CTG's Board of Directors was informed of this decision. Based on the above, as of December 31, 2009, the Company’s interest in CTG's capital stock and votes, through its subsidiaries, Loma de La Lata and Powerco, amounts to 89.68% related to total Class “A” shares of common stock.

On June 5, 2008, the Ministry of Economy issued Resolution No. 72 which approved the early settlement of the CTG’s Employee Stock Ownership Plan. On October 3, 2008, the Company executed with Personnel adhering to the CTG's Employee Stock Ownership Plan a share purchase agreement, by which the Company acquired 6,290,600 Class “C” book-entry shares of common stock of CTG representing 2.58% of the capital stock and votes for total amount of Ps. 9,513,900. Under the terms and conditions of the previously mentioned agreement, the Class "C” shares acquired were converted into Class “B” shares, freely transferable to third parties.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital is comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps.125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by its subsidiary, Dilurey, 50,000,000 non-voting preferred stock held by Dilurey. and 50,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a new capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and Dilurey executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

For this transaction and considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets. Likewise, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

On December 30, 2009, the Company and Dilurey entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11.  Common stock

At December 31, 2009 the Company had 1,526,194,242 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, as of December 31, 2009, the Company acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is disclosed as a deduction of retained earnings. The market price of such shares as of year-end amounted to Ps. 381,390,025.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, on August 31, 2009, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, corresponding to the shares acquired as described before. As of the issuance date of these financial statements, such authorization has not been resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 18, 2009, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps.15,771,731), which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. Additionally, it was decided to pay dividends in advance through March 26, 2010, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid and provide Caja de Valores S.A. with the actions required to implement the decision adopted and comply with the sought-after equitable purpose.

As of December 31, 2008, the Company’s Board of Directors would have resolved upon early dividends for Ps. 18,314,331 (which, net of the dividends related to own treasury shares stand at Ps. 16,797,217) following the previously mentioned objective.

NOTE 13.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13.  (CONTINUED)

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

As a consequence of the abovementioned amendments, the Company has determined an additional charge of Ps. 44.7 millions to be recorded through the term of the new amendment agreement to the Opportunities Assignment Agreement.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of December 31, 2009 the equity reserve amounts to Ps. 37,536,352.

NOTE 14.  commitments and contingencies

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Law No. 26,476 established a tax regularization program whose general terms are:

-  Remission of fines and sanctions not already imposed upon adhering to the program;

-  Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;

-  6% payment towards the amount owed upon adhering to the program;

-  The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.

-  30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1 million, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 million and an interest expense of Ps. 5,2.million As of December 31, 2009, Ps. 10,2 million of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 million is included in other current receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  (CONTINUED)

Edenor tax complaints

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a complaint against Edenor in the amount of Ps. 51,2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the complaint. At December 31, 2003, the amount of surcharges and interest accrued on the complaint, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional complaint for Ps. 4,0 million, without including surcharges, interest or penalties accrued. The complaints are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax complaint against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines.  Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The complaint amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. The service was totally restored in June, 2008.

Edenor environmental complaints

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge ordered a preliminary attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.

On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge ruled the definitive acquittal for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Prosecutor’s Office (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  (CONTINUED)

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of issuance of these financial statements, the appeal is being analyzed by the Supreme Court.

Edenor has not established any provision for contingencies in its financial statements for this complaint, since Edenor´s management and its legal advisors consider that is a strong probability that the appeal will be rejected and the judgment ordering the acquittal of all defendants will be confirmed.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these complaints and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.

However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the complaint alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008.

No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 15.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación, Lago Escondido y Pampa Renovables and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2009, 2008 and 2007:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Income information at December 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,715,127,849	290,483,423	2,077,860,000	9,227,266	-	4,092,698,538
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433
Total sales	1,723,895,935	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,094,070,971
Cost of sales	(1,400,706,145)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,197,265,987)
Gross profit	323,189,790	71,205,771	508,119,394	6,852,872	(12,562,843)	896,804,984

Administrative expenses	(75,993,787)	(37,503,814)	(178,431,008)	(47,940,292)	11,413,343	(328,455,558)
Selling expenses	(17,988,817)	-	(137,999,000)	(1,012,935)	-	(157,000,752)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)
Operating income (loss)	213,973,200	34,465,355	186,155,431	(42,100,355)	(1,149,500)	391,344,131

Financial and holding results
Generated by assets	89,331,215	9,753,472	78,699,362	76,683,433	(15,771,540)	238,695,942
Generated by liabilities	(135,691,319)	(13,992,443)	(176,667,112)	151,650,410	16,921,040	(157,779,424)
Other income and expense	(2,730,754)	4,737,915	2,044,000	(6,061,374)	-	(2,010,213)
Income before taxes and minority interest	164,882,342	34,964,299	90,231,681	180,172,114	-	470,250,436
Income tax	(68,442,336)	(4,792,909)	(61,143,001)	(25,824,226)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (loss) for the year	57,808,784	17,421,469	(14,841,320)	154,347,888	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009

Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Income information at December 31, 2008

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,780,683,218	228,522,916	2,000,198,000	4,301,627	-	4,013,705,761
Intersegment sales	-	-	-	30,424,401	(30,298,308)	126,093
Total sales	1,780,683,218	228,522,916	2,000,198,000	34,726,028	(30,298,308)	4,013,831,854
Cost of sales	(1,454,167,856)	(178,082,466)	(1,451,379,217)	(4,827,522)	6,097,809	(3,082,359,252)
Gross profit	326,515,362	50,440,450	548,818,783	29,898,506	(24,200,499)	931,472,602

Administrative expenses	(57,905,218)	(29,645,910)	(140,575,000)	(58,457,349)	24,200,499	(262,382,978)
Selling expenses	(9,846,227)	-	(126,260,000)	(3,545,412)	-	(139,651,639)
Amortization of goodwill	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)
Operating income (loss)	244,030,796	21,595,090	276,351,833	(32,378,889)	-	509,598,830

Financial and holding results
Generated by assets	29,588,119	698,116	24,153,000	241,861	(5,789,051)	48,892,045
Generated by liabilities	(109,778,646)	(53,224,325)	(156,993,000)	84,252,102	5,789,051	(229,954,818)

Other income and expense	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)
Income (loss) before taxes and minority interest	162,478,957	(21,148,381)	114,152,622	49,859,165	-	305,342,363
Income tax	(62,720,678)	(7,346,920)	(43,498,382)	4,724,854	-	(108,841,126)
Minority interest	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)
Net income (loss) for the year	62,105,465	(12,404,996)	10,739,240	54,584,019	-	115,023,728

Amortization (1)	74,587,823	56,290,902	193,280,243	12,653,433	-	336,812,401

Consolidated information as of December 31, 2008

Total Assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total Liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Income information at December 31, 2007

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	745,137,303	252,361,171	478,684,000	-	-	1,476,182,474
Other Sales	3,440,000	-	-	7,749,083	(8,145,034)	3,044,049
Total sales	748,577,303	252,361,171	478,684,000	7,749,083	(8,145,034)	1,479,226,523
Cost of sales	(591,478,385)	(184,125,208)	(328,186,087)	(1,248,912)	1,000,000	(1,104,038,592)
Gross profit	157,098,918	68,235,963	150,497,913	6,500,171	(7,145,034)	375,187,931

Administrative expenses	(27,008,615)	(24,689,967)	(41,469,000)	(29,135,558)	5,030,068	(117,273,072)
Selling expenses	(5,559,161)	-	(38,867,000)	(3,439,020)	2,114,966	(45,750,215)
Amortization of goodwill	(6,769,366)	813,927	(1,407,987)	-		(7,363,426)
Operating income (loss)	117,761,776	44,359,923	68,753,926	(26,074,407)	-	204,801,218

Financial and holding results
Generated by assets	59,965,546	7,617,485	6,429,000	85,180,955	-	159,192,986
Generated by liabilities	(15,996,479)	(50,460,346)	(32,939,000)	(3,161,897)	-	(102,557,722)

Other income and expense	(2,554,496)	4,429,977	21,782,456	(624,899)	-	23,033,038
Income (loss) before taxes and minority interest	159,176,347	5,947,039	64,026,382	55,319,752	-	284,469,520
Income tax	(21,083,513)	(4,420,171)	(14,573,281)	3,811,974	-	(36,264,991)
Minority interest	(37,717,519)	1,307,397	(25,742,000)	-	-	(62,152,122)
Net income (loss) for the year	100,375,315	2,834,265	23,711,101	59,131,726	-	186,052,407

Amortization (1)	45,881,759	52,105,343	50,835,188	11,851,701	-	160,673,991

Total Assets	2,394,476,554	1,019,206,768	4,731,727,110	508,498,256	(250,675,524)	8,403,233,164
Total Liabilities	741,916,726	547,930,346	2,482,054,580	133,357,741	(250,675,524)	3,654,583,869

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2009, the Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of December 31, 2009, the Company maintains a consolidated purchasing position of US$ 229,1 million at the average excersise price of Ps. 4.24 per US$. Following the terms of the  contracts,  the  Company  and it’s affiliates  have  constituted  guarantees for  Ps. 100,9 million which are included under  “Current Investments” in the balance sheet.

NOTE 17.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain  employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the years ended December 31, 2009 and 2008, based on actuarial studies carried out by independent professionals. Such liabilities are included  in “Salaries and social security payable” under current and non-current liabilities.

Periodical benefit plan components as of December 31, 2009 and 2008 are as follows:

	As of December 31, 2009	As of December 31, 2008

Cost for services	3,160,083	2,286,204
Cost for interest	9,254,840	6,825,520
Amortization of transition liability	1,233,210	732,786
Amortization of actuarial losses	1,361,346	1,364,499
Net cost of the year	15,009,478	11,209,009

Variations in obligations from benefits as of December 31, 2009 and 2008 is as follows:

	As of December 31, 2009	As of December 31, 2008

Benefit obligation at the beginning of the year	48,857,489	33,032,753
Cost for services	2,891,554	2,286,204
Cost for interest	8,376,764	6,825,520
Actuarial loss	5,665,036	9,549,816
Benefit payments	(2,817,027)	(2,836,790)
Unrecognized transition liability	(12,335,364)	(9,116,122)
Unrecognized net actuarial income	(10,646,156)	(9,604,838)
Benefit obligation at the end of the year	39,992,296	30,136,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17  (CONTINUED)

The actuarial assumptions used were as follows:

	2009	2008

Discount rate	17%	17%
Salaries increase	13%	13%
Inflation	11%	11%

As of December 31, 2009 and 2008, the company and its subsidiaries carried no assets related to pension plans.

NOTE 18.  subsequent events

Reduction of common stock

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock.

Ordinary and Extraordinary Shareholders’ Meeting

On April 23, 2010, the Company’s Ordinary and Extraordinary Shareholders’ Meeting resolved, among other matters, to approve: (i) the financial statements for the year ended December 31, 2009; (ii)  dividends in advance for Ps. 18,314,331 (which net of the dividends related to proprietary treasury shares amounts to Ps. 15,771,731) declared by the Company’s Board of Directors; (iii) the Board of Directors’ proceedings as regards the acquisitions of proprietary shares for Ps. 84,630,538 during the year ended December 31, 2009; (iv) the distribution of income for the year ended December 31, 2009, earmarking Ps. 10,736,841 for the legal reserve and Ps. 203,999,980 for retained earnings, and; (v) the capital stock reduction for cancelling upon 211,883,347 registered nonendorsable shares of common stock, with a face value of Ps. 1 and entitled to one vote per share currently, treasury shares.

Issuance of VCPs (securities representing short-term debt) by CPB

Under the Global Program for issuing securities representing short-term debt (VCPs) mentioned in Note 6, on May 11, 2010, CPB issued a new class of VCPs for Ps. 66,294,700 at a Badlar Private interest rate plus an applicable margin of 3%. Principal will be paid in one installment 360 days running after issuance date and interest will be paid on a quarterly basis.

Net proceeds from placing VCPs will be used in investments in physical assets, increase of working capital and/or refinance of liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

As indicated in Note 2, as from March 1, 2003, inflation accounting was discontinued.  The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The main differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.  References below to “ASC” are to Accounting Standard Codification issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine GAAP and US GAAP:

	For the year ended December 31,
		2009		2008		2007
Reconciliation of net income:

Net income under Argentine GAAP	Ps.	214,736,821	Ps.	115,023,728	Ps.	186,052,407

US GAAP adjustments:
Reserve for Directors’ option (a)		(62,080,886)		(82,774,517)		(41,177,892)
Pre-operating and organizational costs (b)		(18,925)		10,347		(3,229,487)
Investments in marketable securities (c)		(40,318)		699,401		840,048
Capitalization of foreign currency exchange rate differences (d)		(31,092,333)		(25,857,664)		(5,077,319)
Warehouse impairment and holding results (e)		(12,307,767)		(333,597)		(333,597)
Inventory holding results (f)		(8,662,941)		17,981,556		(9,251,249)
Accounting for business combination (g)		9,036,339		9,564,443		4,693,651
Results on repurchase of debt (h)		(49,015,879)		49,015,879		-
Purchase of Edenor's ADRs (i)		(14,552,191)		(2,990,792)		-
Deferred income taxes (j)		40,667,107		(5,346,500)		734,297
Noncontrolling interest on US GAAP adjustments (k)		15,632,157		(8,988,443)		6,197,874
Amortization of certain Transmission intangible assets (l)		1,207,005		1,207,005		1,053,793
Depreciation of certain Transmission fixed assets (m)		(8,965,812)		(10,673,835)		(14,653,948)
Impairment of investments in subsidiaries (n)		(12,332,109)		12,332,109		-
Other		8,376		(49,622)		-
Net income attributable to Pampa Energía under US GAAP	Ps.	82,218,644	Ps.	68,819,498	Ps.	125,848,578
Noncontrolling interest under US GAAP (k)		80,769,243		90,465,953		52,724,761
Net income for the year under US GAAP	Ps.	162,987,887	Ps.	159,285,451	Ps.	178,573,339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
		2009		2008
Reconciliation of shareholders’ equity:

Shareholders' equity under Argentine GAAP	Ps.	3,336,677,959	Ps.	3,211,282,065

US GAAP adjustments:
Pre-operating and organizational costs (b)		(6,457,205)		(3,219,140)
Capitalization of foreign currency exchange rate differences (d)		(62,027,316)		(30,934,983)
Warehouse impairment and holding results (e)		(17,367,551)		(5,059,784)
Inventory holding results (f)		67,366		8,730,307
Accounting for business combination (g)		145,468,078		111,918,618
Results on repurchase of debt (h)		-		49,015,879
Purchase of Edenor's ADRs (i)		(36,016,566)		(23,998,209)
Deferred income taxes (j)		63,809,672		21,702,274
Noncontrolling interest on US GAAP adjustments (k)		14,065,246		(1,566,911)
Amortization of certain Transmission intangible assets (l)		(6,035,029)		(7,242,034)
Depreciation of certain Transmission fixed assets (m)		(37,906,816)		(28,941,004)
Impairment of investments in subsidiaries (n)		-		12,332,109
Other		(41,246)		(49,622)
Pampa Energía Shareholders' equity under US GAAP	Ps.	3,394,236,592	Ps.	3,313,969,565
Noncontrolling interest under US GAAP (k)		1,657,099,949		1,565,322,659
Equity under US GAAP	Ps.	5,051,336,541	Ps.	4,879,292,224

Description of changes in shareholders’ equity under US GAAP:

	For the year ended December 31,
		2009		2008		2007
Equity under US GAAP as of the beginning of the year	Ps.	4,879,292,224	Ps.	4,885,247,107	Ps.	973,467,157
Capital increase		-		-		1,080,194,242
Additional paid-in capital		23,827,815		-		1,564,238,908
Treasury Stock		(84,630,538)		(120,848,801)		-
Reserve for Directors’ option		73,142,228		94,541,189		52,944,563
Distribution of dividends in advance		(15,771,731)		(16,797,217)		(18,314,331)
Other comprehensive income		1,480,609		(3,497,131)		2,859,567
Net income under US GAAP		82,218,644		68,819,498		125,848,578
Changes attributable to noncontrolling interest under US GAAP (k)		91,777,290		(28,172,421)		1,104,008,423
Equity under US GAAP as of the end of the year	Ps.	5,051,336,541	Ps.	4,879,292,224	Ps.	4,885,247,107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

a)  Reserve for Directors’ option

As discussed in Note 13, in consideration for the Opportunities Assignment Agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

Under Argentine GAAP purchase options were valued at the grant date following the Black-Scholes model at an amount of Ps. 35.3 million. A compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve.

Under US GAAP following Topic ASC 718-20 “Awards Classified as Equity” (“718-20”) the Company accounted for an additional compensation expense of Ps. 186.0 million as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the beneficiaries. This additional compensation was amortized through the original vesting period, which ended in September 2009.

On April 8, 2009 the Company signed with the beneficiaries an amendment to the Opportunities Assignment and Purchase Option agreements by virtue of which the service period was extended until September 28, 2014 and the options’ exercise price was reduced to US$ 0.27.  Options would vest on fifths per year since September 28, 2010 until September 28, 2014.  Under Argentine GAAP, the incremental fair value of the award as a result of the modifications of Ps. 44.7 million is to be recognized ratably over the five-year modified requisite service period. The accounting treatment of the modification followed under Argentine GAAP does not differ from US GAAP, as defined in Topic 718-20.

b)  Pre-operating and organizational costs

Under Argentine GAAP the Company recognized certain pre-operating and organizational costs related to the Ingentis and Petrolera Pampa projects as intangible assets.

Under US GAAP all costs of start-up activities must be expensed as incurred.

As of December 31, 2007 the effect of not recognizing pre-operating and organizational costs as intangible assets represents a decrease in net income and in shareholders’ equity of Ps. 3,229,487. During the years ended December 31, 2008 and 2009, the effect of this adjustment in net income is Ps. 10,347 gain and Ps. 18,925 (loss), respectively, corresponding to the net effect of expensing under US GAAP pre-operating and organizational costs capitalized under Argentine GAAP for Ps. 29,628 (loss) in 2009, and the reversal of the related amortization recognized under Argentine GAAP for Ps. 10,347 and Ps. 10,703, respectively .  In addition, for the year ended December 31, 2009, the effect of this adjustment in shareholders´equity includes the elimination of Ps. 3,219,140 as a result of the acquisition of the remaining non-controlling interest in Inversora Ingentis, as further described in Note 19.I.k).

c)  Investments in marketable securities

Under Argentine GAAP, unrealized gains and losses corresponding to investments in debt and equity securities carried at market value are included in the statement of income under the line “Financial and Holding results generated by assets”.

Under US GAAP, the Company classifies these investments as available-for-sale securities and carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with ASC 320 “Investments – Debt and Equity Securities” (“ASC 320”) (See Note 19. II. c)).  Specific identification was used to determine cost in computing realized gain or loss.  The Company’s investments are considered available-for-sale securities as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.  ASC 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.  For the years ended December 31, 2009, 2008 and 2007, unrealized (loss) of available-for-sale securities amounted to Ps. (40,318), Ps. 699,401 and Ps. 840,048. For the years ended December 31, 2009, 2008 and 2007, unrealized loss amounting to Ps. (10,822,984), Ps. (22,721,793)  and Ps. (321,624) were reclassified into the statement of income because the decline in value of this investment was considered an other-than-temporary impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

			Gross Unrealized

	Cost	Fair Value	Gain	Loss

December 31, 2007
Mutual Funds	40,863,366	40,863,366	-	-
Corporate Debt Securities	35,379,282	36,073,172	1,199,227	374,337
Public Debt Securities	152,752,125	152,946,524	2,590,809	2,205,787
Equity Securities	31,499,326	39,011,702	7,517,016	4,640
	260,494,099	268,894,764	11,307,052	2,584,763

December 31, 2008
Money market funds	2,473,117	2,473,117	-	-
Mutual Funds	141,966,409	142,281,880	320,551	5,081
Trust	13,860,813	14,489,491	628,678	-
Corporate Debt Securities	20,544,708	23,876,181	5,443,735	-
Public Debt Securities	119,991,308	123,467,136	859,694	-
Equity Securities	57,155,264	34,504,909	775,311	-
	355,991,619	341,092,714	8,027,969	5,081

December 31, 2009
Money market funds	99,886,435	99,886,424	-	-
Mutual Funds	66,136,359	67,670,586	1,534,226	-
Trust	17,376,715	19,707,602	2,330,887	-
Corporate Debt Securities	57,137,445	57,093,199	303,208	347,012
Public Debt Securities	70,345,710	70,463,058	137,301	20,406
Equity Securities	40,499,788	33,801,805	4,125,001	-
	351,382,452	348,622,674	8,430,624	367,418

As of December 31, 2009 the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,063,206 and other than temporary impairment of Ps. 10,822,984 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2009, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred during the fourth quarter of the year ended December 31, 2008, which has been partially offset during 2009 due to recovery in their value or sold stocks.

As of December 31, 2008, the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,022,888 and other-than-temporary impairment of Ps. 22,921,793 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2008, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred during the fourth quarter of the year ended December 31, 2008 and it is not expected that a recovery in value will occur in the near term.

As of December 31, 2007, the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,722,289 and an other-than-temporary impairment of Ps. 321,624 already recorded in net income under Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The maturities as of December 31, 2009, of the available-for-sale, Corporate and Public debt securities included in the balance sheet were as follows:

			Gross Unrealized
	Cost	Fair Value	Gain	Loss

December 31, 2007
Mutual Funds	40,863,366	40,863,366	-	-
Corporate Debt Securities	35,379,282	36,073,172	1,199,227	374,337
Public Debt Securities	152,752,125	152,946,524	2,590,809	2,205,787
Equity Securities	31,499,326	39,011,702	7,517,016	4,640
	260,494,099	268,894,764	11,307,052	2,584,763

December 31, 2008
Money market funds	2,473,117	2,473,117	-	-
Mutual Funds	141,966,409	142,281,880	320,551	5,081
Trust	13,860,813	14,489,491	628,678	-
Corporate Debt Securities	20,544,708	23,876,181	5,443,735	-
Public Debt Securities	119,991,308	123,467,136	859,694	-
Equity Securities	57,155,264	34,504,909	775,311	-
	355,991,619	341,092,714	8,027,969	5,081

December 31, 2009
Money market funds	99,886,435	99,886,435	-	-
Mutual Funds	66,136,359	67,670,586	1,534,226	-
Trust	17,376,715	19,707,602	2,330,887	-
Corporate Debt Securities	57,137,445	57,093,641	303,208	347,012
Public Debt Securities	70,345,710	70,462,605	137,301	20,406
Equity Securities	40,499,788	33,801,805	4,125,001	-
	351,382,452	348,622,674	8,430,624	367,418

d) Capitalization of foreign currency exchange rate differences

Under Argentine GAAP the advances to foreign suppliers made by the Company in connection with a fixed-price contract for the purchase of a turbine were considered as receivables in foreign currency.  For the fiscal year ended December 31, 2007, changes in the exchange rates from the payment date through the year-end amounting to Ps. 5,077,319 were reported as foreign currency exchange differences and included in net income. Under US GAAP following ASC Topic ASC 830 “Foreign Currency Matters”, advances paid on fixed-price contracts related to fixed assets projects are stated at historical cost and they are not revalued for currency adjustments. This adjustment has been reversed during 2008 because the above mentioned turbine was sold.

During the year ended December 31, 2008 and 2009, under Argentine GAAP the Company capitalized financial costs including interest and exchange rate differences. Under US GAAP, the Company applied the provisions of Topic ASC 835-20 “Capitalization of Interest” (“ASC 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC 835-20.

The US GAAP reconciling item represents the elimination of capitalized exchange rate differences included under advances to suppliers and on work in progress, corresponding to the subsidiary Loma de La Lata.

e) Warehouse impairment and holding results

Under Argentine GAAP, the Company classified Frigorifico La Pampa warehouse building as a held for sale asset on June 30, 2003, ceasing the computation of its depreciation on the same date. Also on June 30, 2003 the Company recognized an impairment over this asset of Ps. 3.2 million which was partially reversed during the years ended June 30, 2004, 2005 and 2006. No impairment over this asset exists as from June 30, 2006.

Under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions set forth in ASC 360-10-45-9 are met. As some of these conditions were not met on that date, this asset continued under the classification of assset to be held and used and was depreciated over its useful life. Also, under US GAAP the reversal of impairment previously recognized of long-lived assets to be held and use is not permitted.

As discussed in Note 2, during the year ended December 31, 2009 the Company signed an agreement for the sale of Frigorífico La Pampa warehouse. Under Argentine GAAP, the Company valued this property at its net realizable value, recognizing a holding gain of Ps. 12,196,568 which is included under the line “Financial and holding results generated by assets”.

Under US GAAP, following ASC 360-10-45-9 the Company classified the property as an asset held for sale in April 2009, as all conditions were met, ceasing its depreciation and valuing it at the lower of its carrying amout or its fair value less cost to sale. Thus, the holding gain recognized under Argentine GAAP was reversed under US GAAP.

The US GAAP reconciling item over shareholders’ equity as of December 31, 2008 represents the effect of not accounting the reversal of the impairment recognized under Argentine GAAP and the recognition of the corresponding depreciation of Ps. 333,597 per year since July 1, 2003. As of December 31, 2009, in addition of the above mentioned effects it includes the reversal of the holding gain recognized under Argentine GAAP, which will be recorded under US GAAP once it is sold in 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

f) Inventory holding results

Under Argentine GAAP inventories are carried at replacement cost. Holding gains and losses measured by comparing original cost and replacement cost, are recognized in the statement of income at each balance sheet date. During the years ended December 31, 2007, 2008 and 2009 the Company recognized inventory holding gains (losses) associated with the valuation at replacement cost of fuel oil stocks for Ps. 7,912,070, Ps. (8,730,307) and Ps. (67,366), respectively, and certain lots of land for Ps. 1,339,179 during the year ended December 31, 2007.

Under US GAAP, the Company followed Topic ASC 330-10-35 which prescribes that if evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss shall be recognized even though replacement or reproduction costs are lower.  Thus, as of December 31, 2008 and 2009, the holding loss related to fuel oil stock  recognized under Argentine GAAP was reversed since the evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business.

The net income US GAAP reconciling item for the year ended December 31, 2008 represents the reversal of holding loss on the closing balance of fuel oil for Ps. 8,730,307 and realization of holding gain recorded during 2007 for Ps. 7,912,070 corresponding to fuel oil and Ps. 1,339,179 corresponding to lots of land. The net income US GAAP reconciling item for the year ended December 31, 2009 represents the reversal of holding loss on the closing balance of fuel oil for Ps. 67,366 and a higher cost of Ps. 8,730,307 corresponding to fuel oil stocks at the beginning of the year.

g) Accounting for business combinations

The following tables summarizes the adjustments to net income for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
	2009	2008	2007

Differences in basis relating to purchase accounting	(5,180,889)	(5,180,899)	(1,511,178)
Amortization of goodwill	14,898,154	14,745,342	6,204,829
Repurchase of Edenor own shares	409,331	-	-
HINISA´s capital reduction	(1,090,257)	-	-
	9,036,339	9,564,443	4,693,651

As of December 31, 2009 y 2008 the adjustments to shareholder's equity are as follows:

	As of December 31,
	2009	2008

Valuation of shares issued in Edenor adquisition	101,801,179	101,801,179
Differences in basis relating to purchase accounting	(11,944,467)	(6,763,578)
Amortization of goodwill	35,848,325	20,950,171
Repurchase of Edenor own shares	(3,659,823)	(4,069,154)
Acquisition of aditional interest in Inversora Ingentis	23,422,864	-
	145,468,078	111,918,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

•               Valuation of shares issued in Edenor acquisition

As discussed in Note 10, on September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA – companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock at Ps. 2.61 per share.

Under Argentine GAAP, shares issued to acquire DESA and IEASA were valued at the price approved by the Company’s shareholders meeting held on August 30, 2007, based on a formula that considered the fair market value of the shares.

Under US GAAP, the market price from July 4 through July 11, 2007, representing a reasonable period before and after the date that the terms of the acquisition were agreed to and announced was considered in determining the fair value of securities issued.  The Company has determined that the measurement date for this transaction was July 6, 2007 which was the first date on which the number of shares to be issued became fixed without subsequent revision. As such, under US GAAP shares issued should be valued at Ps. 2.822. The increase in the fair value of stock issued give rise to an increase of shareholders’ equity amounting to Ps. 101,801,179.

•               Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions.  Accordingly, the fair market value of assets acquired and liabilities assumed is estimated and the excess of the purchase price over the fair value, if any, is considered as goodwill.  In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average of the remaining useful lives of the long-lived assets acquired.

Under Argentine GAAP, the excess of the purchase price over the fair value of net assets acquired in Edenor and Inversora Diamante acquisitions was considered goodwill and being amortized over the best estimate for the period which the Company expects to receive economic benefits from them.  No concession intangible asset has been recognized under Argentine GAAP if this intangible has not been previously recognized by the acquired entity.  Under US GAAP, concession contracts were identified as intangible assets and valued under the direct method using projected cash flows related to each business. These intangible assets are amortized under the straight-line method over the respective concession term. Also, for US GAAP purposes the difference in the valuation of shares issued in Edenor acquisition previously described give rise to an increase of the value of the concession recognized in the acquisition.  For US GAAP purposes no amount of goodwill was recognized since the purchase price paid equals the fair value of net assets acquired, including the above mentioned intangible assets.

As a result, for the years ended December 31, 2009, 2008 and 2007, under US GAAP, amortization is increased by Ps. 5,180,889, Ps. 5,180,899 and Ps. 1,511,178, respectively.  As of December 31, 2009 and 2008, the effect on shareholders’ equity results in a decrease of Ps. 11,944,467 and Ps. 6,763,578, respectively.

•               Amortization of goodwill

Under Argentine GAAP, goodwill recognized in Central Térmica Güemes and Central Piedra Buena acquisitions is amortized on a regular basis over their useful life, representing the best estimate for the period which the Company expects to receive economic benefits from them. Under US GAAP goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.  No impairment on goodwill is recognized as of December 31, 2009 and 2008.

As of December 31, 2009 and 2008, under US GAAP, there is no goodwill amount related to Central Térmica Guemes as a consequence of a release of the valuation allowance corresponding to tax loss carryforwards of Central Térmica Guemes used during year 2008.

For the years ended December 31, 2009, 2008 and 2007, the effect of not amortizing goodwill of Central Térmica Guemes and Central Piedra Buena is an increase in net income of Ps. 14,898,154, Ps. 14,745,342 and Ps. 6,204,829, respectively, and the effect on shareholders’ equity as of December 31, 2009 and 2008 is an increase of Ps. 35,848,325 and Ps. 20,950,171, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

•               Repurchase of Edenor own shares

During the fourth quarter of 2008 Edenor acquired 9,412,500 of own shares in the open market at a total cost of Ps. 6,130,345.

Argentine GAAP requires the application of purchase accounting which resulted in negative goodwill amounting to Ps. 7,654,000. Under US GAAP, the Company also applied purchase accounting since, according to Topic  805, the acquisition of some or all of the noncontrolling equity interests in a subsidiary – whether acquired by the parent, the subsidiary itself, or another affiliate – shall be accounted for using the purchase method.  However, a difference exist in the allocation of the purchase price since US GAAP requires that any excess of amounts assigned to assets acquired and liabilities assumed over cost be allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets. Consequently, the negative goodwill recorded under Argentine GAAP has been reassigned after considering the related tax effects to reduce fixed assets and intangible assets on a pro-rata basis.

As the transaction was held in the last quarter of 2008, no US GAAP net income reconciling item has been recognized.

As of December 31, 2009 and 2008 the US GAAP shareholders’ equity reconciling item represents the additional reduction on a pro-rata basis of intangible assets and fixed assets as a consequence of the grossing up of the Argentine GAAP negative goodwill.  For the year ended 2009, the US GAAP reconciling item to net income amounted to Ps. 409,331, represents the decrease in the charges of amortization of intangible assets and of depreciation of fixed assets.

•               Acquisition of additional interest in Inversora Ingentis

During 2009 the Company acquired the remaining interest in Inversora Ingentis obtaining 100% controlling interest. See further description in Note 19.1.k).

•               HINISA’s capital reduction

During 2009 Hidroeléctrica Los Nihuiles S.A. ("HINISA") reduced its 2% of its capital by Ps. 4,415,961.

Under Argentine GAAP the Company recorded a gain as a result of such capital reduction.

Under US GAAP, following Topic 810 the Company accounted for this interest increase as an equity transaction.  As such, the US GAAP net income reconciling item amounting to Ps. 1,090,257 represents the reversal of the gain recognized under Argentine GAAP with the corresponding effect of increase in additional paid-in capital.  The effect of this equity transaction is shown in the chart disclosed in Note 19.I.k).

h) Result on repurchase of debt

As described in Note 9, during the year ended December 31, 2008 Edenor had executed an irrevocable and discretional trust agreement (the “Trust”) with Macro Bank Limited assigning the trustee the management of certain financial liquid assets.  On September 3, 2009, the Trust was dissolved and the Trust property was liquidated and transferred to Edenor.

As of and for the year ended December 31, 2008, under Argentine GAAP, the participation in the Trust has been valued considering the market value of the securites held by the trustee.  Under US GAAP, the Company followed the principles of Topic ASC 810 “Consolidation” (ASC 810).  The Trust was determined to be a Variable Interest Entity since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the Trust’s activities, is obligated to absorb the expected loss of the Trust if they occur, and has the right to receive the expected residual returns of the Trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the Trust, it had been consolidated in the Company’s consolidated financial statements as of December 31, 2008.

In addition, under Argentine GAAP Edenor’s 2017 Corporate Bonds held by the Trust were accounted for at market value and, as such, no extinguishment of debt had been recognized in the consolidated financial statements.  US GAAP states that the reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds constitutes an extinguishment of the liability. Therefore, the Company considered that the repurchase made by the Trust should be treated as treasury bonds and, a gain on the transaction was recognized together with the elimination of the related short-term investment and liability recorded under Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

As of and for the year ended December 31, 2008, the total US GAAP reconciling item amounted to Ps. 49,015,879 and comprises of (i) Ps. 32,049,404, gain corresponding to the difference between the cost incurred in the acquisition of the bonds and its respective book value at the acquisition date, (ii) Ps. 16,966,475, gain, corresponding to the reversal of the loss for the mark to market adjustment and interest income recorded by the financial trust under Argentine GAAP.  Due to the liquidation of the Trust and the transfer of the Trust property to Edenor on September 3, 2009 this adjustment has been reversed during the year ended December 31, 2009.

i) Purchase of Edenor’s ADRs

During the last quarter of 2008, the Company acquired in various market transactions 1,025,893 of Edenor’s ADRs, equivalent to 20,517,860 Class B shares of common stock which represents 2.26% interest in its common stock, at a total acquisition cost of Ps. 11,014,699.

Under Argentine GAAP, the Company accounted for these ADRs at their market price at year-end as are held for trading purposes.

Under US GAAP, the Company applied purchase accounting, as prescribed by Topic 805.  Since an excess of fair value over acquisition cost existed, the Company after considering the related income tax effect reduced its fixed assets and intangible assets on a pro-rata basis in Ps. 52,585,917 and Ps. 7,435,274, respectively.

The US GAAP reconciling item represents the elimination of holding gains recorded on Edenor’s ADR’s under Argentine GAAP during the years ended December 31, 2008 and 2009 net of the reduction in the amortization of the concession and in the depreciation of fixed assets  as a result of the pro-rata reduction.

j) Deferred income taxes

As discussed in Note 2, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. This standard is similar to the principles of US GAAP set forth in Topic 740 “ Income Taxes”.

Under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes. Under US GAAP such differences should be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates. US GAAP provides more robust rules and it requires that a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50 percent) that they will not be realized. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

Therefore, for the years ended December 31, 2009, 2008 and 2007, the US GAAP reconciling items in net income are as follows:

	For the year ended December 31,
	2009	2008	2007

Investments in marketable securities	(1,440,291)	2,797,730	(3,699,615)
Capitalization of foreign currency exchange rate differences	10,882,316	9,050,182	1,777,062
Warehouse impairment and holding results	4,307,718	116,759	116,759
Inventory holding resuls	3,032,029	(6,293,545)	2,769,225
Accounting for business combination	6,325,362	1,813,314	1,219,296
Results on repurchase of debt	17,155,558	(17,155,558)	-
Purchase of Edenor's ADRs	(763,622)	-	-
Amortization of certain Transmission intangible assets	(2,005,012)	483,730	-
Depreciation of certain Transmission fixed assets	3,138,034	3,735,842	5,128,882
Inflation adjustment	35,015	105,046	105,046
Valuation allowance	-	-	(6,682,358)
Total effect of deferred income tax on net income	40,667,107	(5,346,500)	734,297

As of December 31, 2009 and 2008, the US GAAP reconciling items in shareholder’s equity are as follows:

	As of December 31,
	2009	2008

Capitalization of foreign currency exchange rate differences	21,709,560	10,827,244
Warehouse impairment and holding results	6,078,643	1,770,925
Inventory holding results	(492,291)	(3,524,320)
Accounting for business combination	13,501,707	7,176,345
Results on repurchase of debt	-	(17,155,558)
Purchase of Edenor's ADRs	20,243,795	21,007,417
Amortization of certain Transmission intangible assets	(1,521,282)	483,730
Depreciation of certain Transmission fixed assets	13,267,385	10,129,351
Inflation adjustment	(822,929)	(857,944)
Valuation allowance	(8,154,916)	(8,154,916)
Total effect of deferred income tax on shareholders’ equity	63,809,672	21,702,274

k) Noncontrolling interest

Adoption of new accounting policy - presentation of noncontrolling interest

The Company adopted in 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in subsidiaries requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest is included in the Total equity and Net income under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

Changes in noncontrolling interest

-     Aquisition of additional interest in Edenor

During the year ended December 31, 2009, the Company increased by 0.33% its interest held in Edenor. Under Argentine GAAP, this additional interest was accounted for as an increase in "current investment" as the Company considers this investment as held for trading and is carried at market value.

Under Argentine GAAP the Company accounted for this additional interest at their maket price at year end as are held for trading purposes.  Under US GAAP, the Company accounted for this transaction in accordance with Topic 810, which prescribes that when an entity has control over an investee, while it keeps control any change in the noncontrolling interest should be accounted for as an equity transaction.  Thus, the shareholders’ equity reconciling item includes (i) a decrease of the noncontrolling interst amounting to Ps 7,228,336, (ii) a decrease in current investment amounting to Ps.4,694,502, and (iii) an increase in additional paid-in capital amoutning to Ps. 2,533,834.

Holding gains recognized under Argenitne GAAP as a result of this ownership are eliminated as part of the adjustment described in Note 19.I.i).

-     Acquisition of additional interest in Inversora Ingentis

As discussed in Note 2, as of and for the years ended December 31, 2007 and 2008, under Argentine GAAP the Company consolidated the accounts of Inversora Ingentins on a pro rata basis. Under US GAAP, Inversora Ingentis is being consolidated and noncontrolling interest  is recognized since the Company is currently exposed to absorb the majority of gain or losses.  As discussed in Note 10, as from January 2009 the Company obtained 100% of control over Inversora Ingentis and has fully consolidated its accounts under Argentine GAAP.

Under US GAAP, the increase in the interest held in Inversora Ingentis is accounted for as an equity transaction, in accordance with Topic 810.  The shareholders’ reconciling item includes (i) an increase in additional paid-in capital amounting to Ps. 20,203,724, (ii) a decrease in negative goodwill amouting to Ps. 23,422,864 and (iii) a decrease in intangible assets amounting to Ps. 3,219,140.

-     Change in indirect interest in HINISA

HINISA reduced 2% of its capital as it is further explained in Note 19.I.g).  As such, the noncontrolling interest reconciling item represents the increase in additional paid-in capital by Ps. 1,090,257 related to the indirect interest increase of the Company over HINISA.

The following chart disclose the effect of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity, as required by Topic ASC 810-10-50-1A(d).

	For the year ended December 31,
	2009	2008	2007

Net income for the year attributable to Pampa Energía	82,218,644	68,819,498	125,848,578

Increase in Pampa Energía´s additional paid-in capital for:
- Purchase of remaining interest in Inversora Ingentis	20,203,724	-	-
- Purchase of 0.33% additional interest in Edenor	2,533,834	-	-
- HINISA´s capital reduction	1,090,257	-	-
Net transfers from non controlling interest	23,827,815	-	-
Change from net income attributable to Pampa Energía and transfer from non controlling interest	106,046,459	68,819,498	125,848,578

Impact of US GAAP adjustment on noncontrolling interest

It resperesents the effect in noncontrolling interest of US GAAP adjustments, where applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

l) Amortization of certain Transmission intangible assets

Under Argentine GAAP the Company classified the fourth line project identified in the purchase price allocation of Transener as “Other assets”, within non current assets.

Under US GAAP, the Company recorded an intangible asset related to the fourth line project as a consequence of the acquisition of Transener. Also, in the purchase price allocation the Company recorded tax loss carryforwards with a corresponding valuation allowance. During the year 2007 the Company used tax loss carryforwards of Transener. In accordance with Topic 740, when valuation allowance, after the acquisition, is used by the acquiring entity, it shall be applied to (a) reduce goodwill related to the acquisition  (b) second to reduce to zero other noncurrent intangible assets related to the acquisition. As there was no goodwill associated with this acquisition, the Company reduced the value of the intangible asset of Transener. The US GAAP reconciling item for the years ended December 31, 2007, 2008 and 2009 represents a decrease in amortization expense amounting to Ps. 1,053,793, Ps. 1,027,005 and Ps. 1,027,005, respectively. As of December 31, 2008 and 2009, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 7,242,034 and Ps. 6,035,029, respectively.

m) Depreciation of certain Transmission fixed assets

Under Argentine GAAP, depreciation of certain transmission fixed assets have been calculated using technical formulas.

Under US GAAP, the Company depreciated those fixed assets on a straight-line basis.  The effect of such adjustment represents a decrease in net income for the years ended December 31, 2007, 2008 and 2009 of Ps. 14,653,948, Ps. 10,673,835 and Ps. 8,965,812, respectively.  As of December 31, 2008 and 2009, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 28,941,004 and Ps. 37,906,816 , respectively.

n) Impairment of investment in subsidiaries

Energía Distribuida was incorporated in 2008 by the Company to engage in two new power projects.  Its shares are not publicly traded.  The initial investment in the subsidiary consisted of power generation motors included in fixed assets.  In order to develop the power project and to maximize the benefits of the related assets, on December 22, 2008, the Company entered into an agreement with a third party, Operating S.A.  As part of this agreement, the Company granted a call option to purchase 50% of the equity interest in Energía Distribuida. The call option was exercisable by Operating S.A. at any time as from December 22, 2008 and for the term of one year expiring on December 22, 2009.  If exercised, the option would be physically settled through payment of the strike price by Operating S.A. and delivery of the shares by the Company.  There were no net settlement provisions.  The strike price of the option was set as the amount of US dollars at which the shares had been originally subscribed by the Company, plus an annual interest of 11%, less any dividends or distributions received by the shares until the date the option was exercised.

As of December 31, 2008, as described in Note 2, under Argentine GAAP, although the Company held the majority of the equity interest in Energía Distribuida, this subsidiary was proportionally consolidated. This accounting treatment given was based on a call option agreement above mentioned. This portion of the equity interest subject to the call option was classified as non-current investments on the balance sheet.  Since the strike price of the call option was below the book value of the investment, the Company recognized an impairment loss amounting to Ps. 12.3 million in the statement of income under the line “Impairment of fixed assets and other assets”.  During the year ended December 31, 2009, Operating S.A. communicated its waiver to use the above mentioned purchase option.

Under US GAAP no additional adjustments were made in connection with the call option since this embedded derivative does not meet the conditions for bifurcation and separate accounting.  The risks of the embedded option are clearly and closely related to the host contract.  The host contract, which is the agreement of December 22, 2008, encompasses a residual interest in an entity, and its economic characteristics and risks are those of an equity instrument (the shares of Energía Distribuida).  The embedded option, which consisted of a claim by Operating S.A. to residual interest in Energía Distribuida, also possesses equity characteristics.

Based on the above, under US GAAP, the call option granted to Operating S.A. did not prevent the Company from fully consolidating its investment in Energía Distribuida.  Consequently, there were no assets related to this investment that were classified as non-current investments and no related impairment charge.  Under US GAAP, the Company’s net income for the year ended December 31, 2008 and its shareholders’ equity as of December 31, 2008 were increased by Ps. 12.3 million.

During the year ended December 31, 2009, as a result of Operating S.A. election this loss has been reversed under Argentine GAAP.  As such, US GAAP reconciling item does not longer exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirement:

a)                    Balance sheet classification differences

Fourth line project

As of December 31, 2009 and 2008, under Argentine GAAP, costs incurred in relation with Transener “Fourth Line” project amounting to Ps. 113.0 million and Ps. 135.8 million, respectively, are included under the caption “Other non-current assets”. Under US GAAP, this asset was identified as an intangible asset in the acquisition of Transener based on the contract for the operation and maintenance of the “Fourth Line” project.

Under Argentine GAAP, the application of purchase accounting resulted in the recognition of a negative goodwill.  Under US GAAP, since an excess of fair value over acquisition cost existed, the Company reduce its intangible asset related to the fourth line project.

Derivative financial instruments

During the year ended December 31, 2008, the Company has carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of cash flows associated with Edenor’s financial debt.

Under Argentine GAAP and US GAAP these derivatives were not formally designated as hedging instruments and consequently, the economic impact has been recorded in the Financial and holding results generated by liabilities account of the consolidated statement of income

A difference in classification exists in the consolidated balance sheet since under Argentine GAAP the asset corresponding to the derivative financial instrument is classified net of Current Liabilities – Financial debt. Under US GAAP, such asset is disclosed as an Asset within the caption “Other receivables” in the consolidated balance sheet as of December 31, 2008.

b)                   Statement of income classification differences

Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, the following penalties are included as cost of sales for Ps. 58.5 million, Ps. 34.8 million and Ps. 5.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Under Argentine GAAP, the electricity distributed to shantytowns is accounted for as sales and an allowance for doubtful accounts is recorded if its collection is not ratified by the authorities. In this circumstances, under US GAAP the conditions to recognize revenue are not met, thus, such sales should be eliminated in the Statement of Income. During the year ended December 31, 2009, since the Addendum to the New Framework agreed with the Government of the Province of Buenos Aires was ratified by Decree, the allowance for doubtfull accounts was partially recovered under Argentine GAAP. Under US GAAP, these sales are recognized since the conditions required are met amounting to Ps. 26,9 million for the year ended December 31, 2009.

Under Argentine GAAP, revenue that gave rise to the outstanding receivables related to FONINVEMEM was recognized under the accrual method at market prices fixed by the WEM prevailing at the time delivered has occurred. Also, the Company reflected a discount to present value in its statements of income for the years ended December 31, 2007, 2008 and 2009, within financial results amounting to, Ps. 13.2 million, Ps. 2.9 million and Ps. 3.2 million, respectively. Under US GAAP, revenue derived from these transactions is measured and recognized considering the present value of the transaction and the effect of discounting is netted from revenues.

Impairment losses

Under Argtentine GAAP impairment losses over assets are recognized within “Financial and holding results generated by assets” in the statement of income. For US GAAP purposes these impairment loss ises classified within operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

Other income (expenses), net

In connection with the renegotiation of the terms of the technical assistance agreement of Edenor with the former shareholder of its distribution business, Electricité de France (“EDF”), the Company recorded a gain amounting to Ps. 14,485,000 as non-operating income for the year ended December 31, 2007. Under U.S. GAAP, the gain related to this renegotiation is charged to operating income to impact the line item in the statement of income to which the expense had been originally charged.

c)                    Comprehensive income

US GAAP establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The following table summarizes the components of comprehensive income for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
		2009		2008		2007

Net income for the year	Ps.	162,987,887	Ps.	159,285,451	Ps.	178,573,339
Other comprehensive income:
Gross unrealized gain (loss), net		40,318		(699,401)		(840,048)
Estimated tax benefit (loss) on unrealized gain (loss) on available for sale securities		1,440,291		(2,797,730)		3,699,615
Unrealized gain (loss), net of tax		1,480,609		(3,497,131)		2,859,567
Comprehensive income		164,468,496		155,788,320		181,432,906
Less: comprehensive income attributable to noncontrolling interest		(80,769,243)		(90,465,953)		(52,724,761)
Comprehensive income attributable to Pampa Energía	Ps.	83,699,253	Ps.	65,322,367	Ps.	128,708,145

Accumulated other comprehensive income at December 31, 2009, 2008 and 2007 was as follows:

	For the year ended December 31,
		2009		2008		2007

Unrealized net gains - Available for sale securities	Ps.	8,063,206	Ps.	8,022,888	Ps.	8,722,289
Estimated tax (loss) benefit on unrealized net gains on available for sale securities		(1,236,590)		(2,676,881)		120,849

Accumulated other comprehensive income	Ps.	6,826,616	Ps.	5,346,007	Ps.	8,843,138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

 note 19.  Differences between Argentine GAAP and US GAAP (continued)

d)                   Differences in Equity

Repurchase of own shares

During the year ended December 31, 2008, the Company’s Board of Directors decided to begin with the acquisition process of the Company’s own shares through market transactions.

Under Argentine GAAP the Company followed CNV standards and accounted for the repurchase of own shares by deducting from the shareholders’ equity accounts ‘Nominal Value’ and ‘Adjustment to Capital’ the face value of the shares reacquired in the open market, and credited the accounts ‘Nominal Value Treasury Stock’ and ‘Adjustment to Capital Treasury Stock’. Additionally, ‘Retained Earnings’ and ‘Cash and banks’ were deducted by the amount effectively paid by the Company to the holders of its shares.

Under US GAAP, the Company followed Topic ASC 505 “Treasury Stock” and accounted for the repurchase of own shares by deducting the shareholders’ equity account ‘Nominal Value Treasury Stock’ and ‘Cash and banks’ by the amount effectively paid.

Under US GAAP, such transaction does not constitute a GAAP difference in measurement, but a disclosure difference exist, since the account ‘Nominal Value Treasury Stock’ should represent the amount effectively paid for the shares repurchased, no impact on capital accounts or retained earnings exist.

e)                    Additional information on the Statement of Cash Flows

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less since acquisition.

	For the year ended December 31,
	2009	2008	2007

Cash	158,043,109	121,685,278	187,237,083
Time Deposits (1)	30,314,937	36,051,058	87,103,424
Mutual Funds	119,936,708	144,754,997	41,242,797
Debt Securities	127,556,257	92,718,298	405,633,238
Total cash and cash equivalents in the Statement of Cash Flows under Argentine GAAP	435,851,011	395,209,631	721,216,542
Effect of consolidation of Edenor’s financial trust:
Cash	-	4,023,676	-
Debt Securities – third parties debt	-	7,320,885	-
Debt Securities – non cash	(63,639,257)	(71,681,815)	-
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	372,211,754	334,872,377	721,216,542

(1) As of December 31, 2007, includes BCRA “A” 4669 Communication (fixed-term deposit) amounting to Ps. 11,658,750, time deposits amounting to Ps. 45,624,682 and overnights included within “other short-term investments” amounting to Ps. 29,819,992.

As of December 31, 2008, under Argentine GAAP Cash and cash equivalent held by the Edenor’s financial trust is not considered part of cash and cash equivalent of the Company. These balances are recorded as long term investments, as described in note 19.I.h), the accounts of the Edenor’s financial trust are consolidated and cash and certain debt securities for Ps. 4.0 million and Ps. 7.3 million, respectively, were added to cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

	For the year ended December 31,
	2009	2008	2007
Reconciliation of cash flows under Argentine GAAP and US GAAP

Net cash flow provided by operating activities under Argentine GAAP and US GAAP	918,594,154	750,062,755	319,569,356

Net cash flow used in investing activities under Argentine GAAP	(549,151,171)	(1,373,153,255)	(877,752,440)
Effect of consolidation of Edenor’s financial trust:
Result from repurchase of financial debt	(11,344,561)	11,344,561	-
Decrease (Increase) in non-cash investments	8,042,558	(71,681,815)	-

Net cash flow provided by investing activities under US GAAP	(552,453,174)	(1,433,490,509)	(877,752,440)

Net cash flow provided by financing activities under Argentine GAAP and US GAAP	(328,801,603)	297,083,589	1,201,844,372

Cash and cash equivalents at the beginning of the year	334,872,377	721,216,542	77,555,254
Cash and cash equivalents at the end of the year	372,211,754	334,872,377	721,216,542
Net increase (decrease) in cash and cash equivalents under US GAAP	37,339,377	(386,344,165)	643,661,288

Supplemental cashflow information

	For the year ended December 31,
	2009	2008	2007
Non-cash investing activities
Acquisition of Edenor through issuance of shares	-	-	1,357,565,255

f)                    Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

US GAAP requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. US GAAP excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. US GAAP also requires reporting entities to disclose certain information for derivative financial instruments and to include disclosure requirements about financial instruments with off-balance sheet risk of accounting loss.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available,quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under the accounting guidance is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2009 and 2008 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition, consisting of time deposits Equity securities, foreign bonds, Corporate  and Government bonds, other short-term investments and mutual funds, to be cash equivalents. The carrying amount reported in the balance sheet approximates their fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Long term accounts receivable are valued using the present value technique using a market rate.  The values so obtained do not significantly differ from their fair values at each year-end.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s financial debt is based on quoted market prices or discounted cash flow analyses. As of December 31, 2009 and 2008, the fair value of financial debt totaled Ps. 2,269.5 and Ps. 1,442.7 million, respectively.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

Topic ASC 820 provides for the following:

•  Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•  Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

•  Requires consideration of our nonperformance risk when valuing liabilities; and

•  Expands disclosures about instruments measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

•  Level 1: quoted prices for identical instruments in active markets;

•  Level 2: quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and,

•  Level 3: instruments whose significant inputs are unobservable.

In accordance with the fair value hierarchy, the following table shows the fair value as of December 31, 2009, of those financial assets and liabilities that must be measured at fair value:

	Fair value measurements as of December 31, 2009
Description	Total	Level 1	Level 2	Level 3
Assets
Government securities	70,463,058	70,463,058	-	-
Corporate debt securities publicly traded	57,093,199	57,093,199	-	-
Mutual funds	67,670,586	67,670,586	-	-
Money market funds	99,886,424	99,886,424	-	-
Shares of other companies publicly traded	33,801,805	33,801,805	-	-
Shares of other companies	77,946,473	-	-	77,946,473
Trust	19,707,602	19,707,602	-	-

	426,569,147	348,622,674	-	77,946,473
Liabilities
Derivative financial instruments	10,239,205	10,239,205	-	-
	10,239,205	10,239,205	-	-

Most of the Company’s financial assets and liabilities are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments are valued at fair value obtained from readily-available pricing sources for comparable instruments (Level 2). As of December 31, 2009, the Company has changed the level of of judgment to determine fair value for one of its investments to Level 3. For that purpose, the Company has determined the fair value using the free cash flows valuation technique for which has estimated future selling prices, costs and financial expenses..

The unrealized net gains on short term investments are reported as a component of accumulated other comprehensive income.

As of December 31, 2009, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits and mutual funds. For the years ended December 31, 2009 and 2008, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

The following chart shows de reconciliation of beginning and ending balances of fair value measurement with significant unobservable inputs:

Level 3 as of December 21, 2009
Beginning Balance	-
Transfers in Level 3	77,946,473
Ending Balance	77,946,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

g)             Deferred income taxes

The income tax expense included in the statement of income and accounted for in accordance with US GAAP is as follows:

	For the year ended December 31,
	2009	2008	2007

Total income tax expense under Argentine GAAP	(160,202,472)	(108,841,126)	(36,264,991)
US GAAP adjustments:
Investments in marketable securities	(1,440,291)	2,797,730	(3,699,615)
Capitalization of foreign currency exchange differences on advances to suppliers	10,882,316	9,050,182	1,777,062
Warehouse impairment and holding results	4,307,718	116,759	116,759
Inventory holding result	3,032,029	(6,293,545)	2,769,225
Accounting for business combination	6,325,362	1,813,314	1,219,296
Result from repurchase of financial debt	17,155,558	(17,155,558)	-
Purchase of Edenor's ADRs	(763,622)	-	-
Amortization of certain Transmission intangible assets	(2,005,012)	483,730	-
Depreciation of certain Transmission fixed assets	3,138,034	3,735,842	5,128,882
Inflation adjustment	35,015	105,046	105,046
Increase of the allowance for impairment of deferred tax assets	-	-	(6,682,358)
US GAAP adjustments	40,667,107	(5,346,500)	734,297
Income tax expense under US GAAP	(119,535,365)	(114,187,626)	(35,530,694)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31, 2009
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	163,023,482	-	163,023,482
Deferred revenue	(56,186,853)	-	(56,186,853)
Present value of trade receivables	15,933,037	-	15,933,037
Allowance for doubtful accounts	8,310,268	-	8,310,268
Fixed assets and intangible assets	(616,419,195)	(247,364,269)	(863,783,464)
Financial Debt	(24,722,223)	-	(24,722,223)
Accruals and provisions	143,298,294	-	143,298,294
Inventories	73,407	(23,578)	49,829
Other assets	(7,201,456)	9,011,300	1,809,844
Other	10,198,658	-	10,198,658
Subtotal	(363,692,581)	(238,376,547)	(602,069,128)

Valuation allowance of tax loss carryforwards	(67,216,781)	(3,306,696)	(70,523,477)
Net deferred income tax liability	(430,909,362)	(241,683,243)	(672,592,605)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

	As of December 31, 2008
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	146,635,929	-	146,635,929
Deferred revenue	(42,505,305)	-	(42,505,305)
Present value of trade receivables	19,119,966	-	19,119,966
Allowance for doubtful accounts	10,403,475	-	10,403,475
Fixed assets and intangible assets	(577,538,495)	(284,880,638)	(862,419,133)
Financial Debt	(32,944,047)	(17,155,558)	(50,099,605)
Accruals and provisions	94,471,436	-	94,471,436
Inventories	(1,007,229)	(3,524,321)	(4,531,550)
Other	(1,799,505)	-	(1,799,505)

Subtotal	(385,163,775)	(305,560,517)	(690,724,292)

Valuation allowance of tax loss carryforwards	(64,603,203)	(3,306,696)	(67,909,899)
Net deferred income tax liability	(449,766,978)	(308,867,213)	(758,634,191)

Legal entities in Argentina file their individual tax returns with the tax authority and consolidation of tax returns are not permitted. Consequently, deferred tax assets, deferred tax liabilities, and valuation allowances are determined based on the individual positions of each legal entity. The valuation allowance as of December 31, 2009 and 2008 corresponds mainly to companies within the distribution and transmission business segment, while companies within the generation business segment produce taxable income. Release of valuation allowance is mainly attributable to expiration of tax loss carryforwards.

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	For the year ended December 31,
	2009	2008	2007
Income before taxes and noncontrolling interest:	282,523,252	273,473,077	214,104,033
Current tax rate	35%	35%	35%
Result for the year at the tax rate	(98,883,138)	(95,715,577)	(74,936,412)
Permanent differences:
Purchase options granted to Directors	(25,599,780)	(33,089,415)	(18,530,597)
Capital issuance costs	-	-	12,290,678
Gain (loss) on tax exempt investments	(7,311,290)	3,042,980	28,655,313
Dividends earned	-	-	688,338
Personal tax on assets	-	-	(812,264)
Non-taxable income	39,879,664	39,054,825	-
Valuation allowance of tax on assets credit (a)	(21,868,399)	-	-
Variation of valuation allowance	(2,615,578)	103,280,562	14,284,753
Expiration of tax loss carryforwards	(444,520)	(141,150,363)	-
Other	(2,692,324)	10,389,362	2,829,497
Total income tax expense	(119,535,365)	(114,187,626)	(35,530,694)

    (a) See Note 2, tax on assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

h)             Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the year by the weighted average number of common shares outstanding during the year.  Also diluted earnings per share is calculated on the basis of the possible dilutive effect of the purchase options granted to the Company’s directors.

Under US GAAP, basic and diluted net income per share is presented in conformity with ASC 260 “Earnings Per Share” for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares outstanding during the year.

	For the year ended December 31,
		2009		2008		2007
Basic earnings per share under US GAAP:

Numerator:
Net income for the year attributable to Pampa Energía under US GAAP	Ps.	82,218,644	Ps.	68,819,498	Ps.	125,848,578
Denominator:
Average number of shares outstanding		1,390,409,146		1,504,249,410		1,102,364,398
Net income per common share:
Basic	Ps.	0.06	Ps.	0.05	Ps.	0.11

	For the year ended December 31,
		2009		2008		2007
Diluted earnings per share under US GAAP:

Numerator:
Net income for the year attributable to Pampa Energía under US GAAP	Ps.	82,218,644	Ps.	68,819,498	Ps.	125,848,578
Denominator:
Weighted average number of shares outstanding		1,478,256,443		1,538,814,785		1,186,783,267
Net income per common share:
Diluted earnings per share	Ps.	0.06	Ps.	0.04	Ps.	0.11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows.

	For the year ended December 31,
	2009	2008	2007
Earnings per share US GAAP:

Weighted average number of shares outstanding for basic earnings per common share	1,390,409,146	1,504,249,410	1,102,364,398

Number of shares the Company will be required to issue if all the options granted are exercised	87,847,297	34,565,375	84,418,869

Weighted average number of shares outstanding for diluted earnings per common share	1,478,256,443	1,538,814,785	1,186,783,267

For the year ended December 31, 2009, 2008 and 2007 there are no anti-dilutive shares.

i)              Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheets as of December 31, 2009 and 2008 and statements of income and equity for the years ended December 31, 2009 and 2008 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.

	As of December 31,
	2009	2008
Summary of Consolidated Balance Sheet in accordance with US GAAP

Current assets	1,632,905,873	1,645,597,971
Non-current assets	8,166,612,350	7,760,966,160
Total assets	9,799,518,223	9,406,564,131

Current liabilities	1,428,297,001	1,183,847,365
Non-current liabilities	3,319,884,681	3,343,424,542
Total liabilities	4,748,181,682	4,527,271,907

Pampa Energía shareholders' equity	3,394,236,592	3,313,969,565
Noncontrolling interest	1,657,099,949	1,565,322,659
Total equity	5,051,336,541	4,879,292,224

Total liabilities and equity	9,799,518,223	9,406,564,131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

	For the year ended December 31,
	2009	2008	2007
Summary of Consolidated Statement of Income in accordance with US GAAP
Sales	4,176,277,528	4,045,732,647	1,471,053,505
Cost of sales	(3,308,938,125)	(3,186,225,482)	(1,110,386,137)
Gross Profit	867,339,403	859,507,165	360,667,368
Selling expenses	(183,956,752)	(139,651,639)	(45,750,215)
Administrative expenses	(390,666,568)	(349,512,637)	(165,700,920)
Operating income	292,716,083	370,342,889	149,216,233
Financial and holding results, net	(8,182,618)	(80,092,616)	56,339,762
Other (expense) income, net	(2,010,213)	(16,777,196)	8,548,038
Income before taxes and noncontrolling interest	282,523,252	273,473,077	214,104,033
Income tax and tax on assets	(119,535,365)	(114,187,626)	(35,530,694)
Net income for the year	162,987,887	159,285,451	178,573,339
Net income attributable to noncontrolling interest	(80,769,243)	(90,465,953)	(52,724,761)
Net income for the year attributable to Pampa Energía	82,218,644	68,819,498	125,848,578

	For the year ended December 31,
	2009	2008	2007

Summary of Consolidated Equity in accordance with US GAAP

Common stock	1,526,194,242	1,526,194,242	1,526,194,242
Additional paid-in capital	1,633,066,723	1,609,238,908	1,609,238,908
Treasury stock	(205,479,339)	(120,848,801)	-
Reserve for Directors’ option	223,569,645	150,427,417	55,886,228
Legal Reserve	16,659,952	10,908,766	896,129
Voluntary Reserve	-	5,163,169	5,163,169
Retained earnings (Accumulated deficit)	111,180,109	58,720,359	(40,318,365)
Net income attributable to Pampa Energía	82,218,644	68,819,498	125,848,578
Accumulated other comprehensive income	6,826,616	5,346,007	8,843,138
Total Pampa Energía Shareholders’ equity	3,394,236,592	3,313,969,565	3,291,752,027
Noncontrolling interest	1,657,099,949	1,565,322,659	1,593,495,080
Total Equity	5,051,336,541	4,879,292,224	4,885,247,107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

j) Segment information

US GAAP establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance.

Disclosure requirements established under US GAAP do not differ from the ones required under Argentine GAAP (See Note 15).

k)   Concentration of credit risk

Financial instruments which potentially expose the Company to a significant concentration of credit risk consist primarily of cash, short-term investments, trade and other receivables and financial debt. The Company places its cash in high quality financial institutions that are located in Argentina and the United States of America and invest in low risk private and public securities. The Company’s policy is designed to limit exposure to any one institution.

The Company’s trade receivable derived primarily from the sale of electricity.  No single customer accounted for more than 10% of revenues for the years ended December 31, 2009, 2008 and 2007.

l)  Uncertainty in income taxes

Topic 740-10 clarifies the accounting for uncertain tax positions recognized in a company’s financial statements. This Topic defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. This Topic establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. This Topic also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

As it is defined in this Topic, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. There were no unrecognized tax benefits as of December 31, 2009 and 2008.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2009 and 2008, is the following:

	In thousands of pesos
	2009	2008
Recognized uncertain tax position, opening balance	78,129	70,459
Gross increase due to interest on prior year uncertain tax position	522	4,938
Increase in uncertain tax position	-	2,732
Decrease due to settlement of a tax regularization plan (a)	(70,890)	-
Recognized uncertain tax position, ending balance	7,761	78,129

(a)      See Note 14.

The Company is subject to taxation in Argentina and Uruguay. The jurisdictions are subject to examination by tax authorities for tax years after 2004.

The Company classifies interest and penalties in the statement of income under the line “Financial and holding results, net”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

m)    Pro rata consolidation

As discussed in Note 2, under Argentine GAAP Transelec consolidated the accounts of Citelec on a pro rata basis.  Under US GAAP consolidation is not appropriate since the Company does not exercise control over this subsidiary.

Presented below is the consolidated condensed information of Citelec as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008

Current assets	178,292,642	156,515,347
Non-Current assets	1,824,814,606	1,871,622,079
Total assets	2,003,107,248	2,028,137,426

Current liabilities	212,456,931	129,974,415
Non-Current liabilities	688,571,890	839,121,733
Total liabilities	901,028,821	969,096,148

Noncontrolling interest	546,406,390	527,531,549
Citelec S.A. shareholders´ equity	555,672,037	531,509,729
Total equity	1,102,078,427	1,059,041,278

Sales	582,548,420	457,045,833
Gross income	142,411,540	95,207,615
Net income	24,162,308	(34,899,941)

	For the years ended December 31,
	2009	2008	2007

Net cash provided by operating activities	216,819,221	157,075,584	191,715,736
Net cash used in investment activities	(74,896,936)	(101,880,828)	(68,678,329)
Net cash used in financing activities	(101,593,431)	(102,569,700)	(81,810,189)

Net (decrease)increase in cash and cash equivalents	40,328,854	(47,374,944)	41,227,218
Cash and cash equivalents at the beginning of the ye	19,756,189	67,131,133	25,903,915
Cash and cash equivalents at the end of the year	60,085,043	19,756,189	67,131,133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

n)    Reserve for Directors’ option

As discussed in Note 13, in consideration for the opportunities assignment agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

Under Argentine GAAP purchase options were valued at the grant date following the Black-Scholes model at an amount of Ps. 35.3 million. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. The assumptions used were as follows: 27% volatility, based on the historical volatility of the company, 3% dividends and 4.63% risk free US dollar interest rate. A compensation expense is recognized ratably over the effective term of the opportunities assignment agreement (consistent with the vesting period), with a credit to an equity reserve.

Following Topic 718-20 “Awards Classified as Equity” the Company should account for an additional compensation expense as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the beneficiaries. The total compensation cost before and after the application of the antidilution provisions amounted to Ps. 35.3 and Ps. 221.3 million, respectively. Consequently, additional compensation expense of Ps. 62.1 and Ps. 82.8  million million was recorded for the year ended December 31, 2009 and 2008, respectively.

The following table summarizes purchase options activity under the agreement for the years ended December 31, 2009 and 2008:

There are no purchase options forfeited, expired, lapsed or exercised during any of the years.

	As of December 31, 2009		As of December 31, 2008
	Number of shares to be subscribed	Weighted-average exercise price (US$)	Number of shares to be subscribed	Weighted-average exercise price (US$)
Outstanding, beginning of year	111,500,000	-	111,500,000	0.37
	150,000,000	-	150,000,000	0.72
	120,048,560	-	120,048,560	0.83
Granted during the year	-	-	-	-
	-	-	-	-
	-	-	-	-
Outstanding, end of year	111,500,000	0.27	111,500,000	-
	150,000,000	0.27	150,000,000	-
	120,048,560	0.27	120,048,560	-
Exercisable, end of year	-	-	74.333.333	0.37
	-	-	100.000.000	0.72
	-	-	80.032.373	0.83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The weighted-average grant date fair value of options granted during the years ended December 31, 2008 and 2007 were US$ 0.22 and US$ 0.22 respectively.

The following table summarizes information about purchase options outstanding and exercisable at December 31, 2009:

	Outstanding		Exercisable
Exercise price (US$)	Number of options	Weighted-average remaining contractual life	Number of options	Weighted-average remaining contractual life
0.27	111,500,000	12	-	-
0.27	150,000,000	12	-	-
0.27	120,048,560	12	-	-
	381,548,560		-

Weighted-average exercise price:

-Options outstanding:  US$ 0.27

-Exercisable:                US$     -

The total compensation cost recognized in income for the years 2009, 2008 and 2007 were Ps. 73.1, Ps. 94.5 million and Ps. 52.9 million. respectively. Amendments to Opportunities Assignment and Purchase Option Agreements mentioned in Note 9 apply to all three executives to which the purchase options were granted.

As of December 31, 2009, due to the modification of the awards the total compensation expense related to the non-vested purchase options not yet recognized amounts to Ps. 44.4 million and it is expected to be recognized until 2014.

o) Intangible assets

The following tables summarize the balances comprising intangibles assets as of December 31, 2009 and 2008:

	As of December 31, 2009
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,202,460,931	(23,812,582)	(72,780,106)	1,129,680,825
Trademarks and patents	5,000	-	-	5,000
Intangible identificable in distribution	24,508,397	(4,050,897)	(7,757,647)	16,750,750
Fourth line project	163,718,265	(21,525,201)	(71,315,117)	92,403,148
Total	1,390,692,593	(49,388,680)	(151,852,870)	1,238,839,723

	As of December 31, 2008
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,211,752,191	(23,921,940)	(48,967,524)	1,162,784,667
Trademarks and patents	5,000	-	-	5,000
Intangible identificable in distribution	24,508,397	(2,478,848)	(3,706,750)	20,801,647
Fourth line project	162,051,616	(21,374,659)	(49,789,916)	112,261,700
Total	1,398,317,204	(47,775,447)	(102,464,190)	1,295,853,014

The estimated amortization expense of intangible assets for each of the five succeeding years is Ps. 49.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

p) Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2009, 2008 and 2007:

	For the year ended December 31,
	2009	2008
Beginning Balance	183,519,704	183,380,415
HIDISA	-	139,289
Ending Balance	183,519,704	183,519,704

q) Business Combination

The following table summarizes the acquisitions consummated by the Company during the year ended December 31, 2007:

	EASA	CIESA	CTG	Loma de la Lata
Date of acquisition (a)	9/28/2007	8/3/2007	1/4/2007	5/17/2007
	(in thousands of Ps.)

Purchase price:
Cash paid (b)	-	269,549	52,532	180,000
Issuance of shares	1,357,566	-	-	-
Cash acquired	(5,305)	(14,444)	(6,606)	-

	1,352,261	255,105	45,926	180,000

Allocation:

Current assets	538,335	26,388	14,377	-
Fixed assets, net	3,393,692	102,175	335	180,000
Concession contract	875,926	-	-	-
Other intangible assets	24,508	-	-	-
Other non current assets	271,216	5,397	43,543	-
Goodwill	-	183,380	5,640	-
Liabilities assumed	(2,129,072)	(35,763)	(17,969)	-
Deferred tax liabities	(681,990)	(26,472)	-	-
Minority Interest	(940,354)	-	-	-

	1,352,261	255,105	45,926	180,000

Ownership	100%	100%	100%	100%
	1,352,261	255,105	45,926	180,000

(a) Corresponds to the effective date of acquisition.

(b) Includes transactions costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

r)  Fair Value Option for Financial Assets and Financial Liabilities

On January 1, 2008 the Company adopted ASC 825 “Financial Instruments” which permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no effect on the Company’s results of operations.

s) Pension Plan

The Company has pension plans for benefits to personnel in various subsidiaries (employee pension plan).  Employee pension costs are recognized in accordance with ASC 715-30 “Compensation – Retirement Benefit - Defined Benefit Plans”. US GAAP requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. This Topic also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans.

In accordance with US GAAP, actual results that differ from Company’s assumptions are accumulated and amortized over future periods and generally affect Company’s recognized expenses and recorded obligations in such future periods. While the Company believes that these assumptions are appropriate, significant differences in actual results or significant changes in Company’s assumptions may materially affect the Company’s pension and other postretirement obligations.

The components of net periodic benefit cost under Argentine GAAP and US GAAP for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Service cost	3,160,083	2,286,204	500,992
Interest cost	9,254,840	6,825,520	1,146,564
Amortization of the transition liability	1,233,210	732,786	95,488
Recognized net actuarial loss	1,361,346	1,364,499	775,496
Net benefit cost for the year	15,009,478	11,209,009	2,518,540

The changes in benefit obligations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Benefit obligation - beginning of year	48,857,489	33,032,753	9,141,257
Benefit obligation - acquisitions	-	-	22,283,232
Service cost	2,891,554	2,286,204	500,992
Interest cost	8,376,764	6,825,520	1,146,564
Actuarial (gain) losses	1,387,431	9,549,816	842,414
Past service costs	4,277,605	-	-
Benefits paid to participants	(2,817,027)	(2,836,790)	(881,706)
Unrecognized transition liability	(12,335,364)	(9,116,122)	(9,797,109)
Unrecognized net actuarial gain	(10,646,156)	(9,604,838)	(2,882,254)
Benefit obligation - end of year	39,992,296	30,136,543	20,353,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

The following table shows weighted-average assumptions used in calculating benefit obligation for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Discount rate	17%	17%	19%
Salary increases	13%	13%	16%
Inflation	11%	11%	12%

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

The following yearly pension benefits payments are expected to be made:

Year	Ps.
2010	7,843,624
2011	6,347,854
2012	7,324,863
2013	6,878,515
2014	7,534,620
2015-2019	42,580,276

The components of the projected net periodic pension benefit costs for 2010 are as follows:

Ps.
Service cost	3,263,586
Interest cost	9,256,165
Amortization of the transition liability	959,572
Amortization of net actuarial loss	1,630,942

The following table shows the effect of a 1% change in discount rate on the projected benefit obligation for the years indicated

	2009	2008	2007
Projeted benefit obligation	39,992,296	30,136,542	20,353,390
Effect of a one-percentage-point increase	37,819,412	28,546,119	19,251,621
Effect of a one-percentage-point decrease	42,456,650	31,952,228	21,609,812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19.  Differences between Argentine GAAP and US GAAP (continued)

t)   Recently issued accounting pronouncements

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. This Statement establishes that the FASB Accounting Standards Codification TM (“ASC”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The authoritative guidance mentioned in this Annual Report includes ASC reference. The adoption of this new Standard does not have a material effect on the Company's financial position, results of operations, or cash flows.

On June 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets” which amends SFAS 140. It improves the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments--Amendment to Section 480-10-S99 (SEC Update), amending Accounting Standards Codification Section 480-10-S99, Distinguishing Liabilities from Equity, Overall ("Update No. 2009-04"), which requires certain securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Update No. 2009-04 is effective for interim and fiscal periods ending after August 26, 2009. The Company estimates that this statement will not have an impact on its financial position.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)--Measuring Liabilities at Fair Value, amending Accounting Standards Codification Section 820-10, Fair Value Measurements and Disclosures, Overall ("Update No. 2009-05"), which provides clarification of the fair value measurement of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available. Update No. 2009-05 is effective for interim and fiscal periods ending after August 26, 2009. The Company estimates that this statement will not have an impact on its financial position.

FASB ASC 715 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The adoption of this guidance did not have a significant impact on our financial position or results of operations.

ASC 350 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under ASC 350. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. The amendment is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The adoption of ASC 350 will not have a material impact on the Company´s financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, amending Accounting Standards Codification Section 820-10, Fair Value Measurements and Disclosures ("Update No. 2010-06"), which provides new disclosure requirements for in and out transfers of Level 1 and 2 and activity in Level 3.  It also provides clarification on certain existing disclosures.  Update No. 2010-06 is effective for annual and interim reporting periods beginnig after December 15, 2009, except for the requirement to provide the Level 3 activity between purchases, sales, issuances, and settlements on a gross basis.  That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values						Depreciation				12.31.09	12.31.08
	At the beginning of the year	Increases for the year	Increases for acquisition (1)	Disposals	Transfers	At the end of the year	At the beginning of the year	Disposals	Amount for the year	Accumulated at the end of the year	Net book value	Net book value
Land	9,994,511	484,311	-	-	689,450	11,168,272	-	-	-	-	11,168,272	9,994,511
Properties	199,085,746	201,287	-	(7,112,704)	4,143,452	196,317,781	(13,315,856)	58,628	(8,016,159)	(21,273,387)	175,044,394	185,769,890
High, medium and low voltage lines	1,845,698,063	-	-	(4,750,000)	177,071,000	2,018,019,063	(118,048,822)	2,598,000	(93,744,552)	(209,195,374)	1,808,823,689	1,727,649,241
Substations	681,006,153	-	-	(3,066,000)	143,069,000	821,009,153	(37,067,651)	2,473,000	(30,955,250)	(65,549,901)	755,459,252	643,938,502
Transforming chambers and platforms	410,189,433	-	-	(46,000)	69,742,000	479,885,433	(22,535,880)	43,000	(19,128,817)	(41,621,697)	438,263,736	387,653,553
Meters	402,678,000	-	-	-	48,142,000	450,820,000	(31,052,000)	-	(28,069,664)	(59,121,664)	391,698,336	371,626,000
High-voltage lines	370,887,707	969,029	-	-	(506,963)	371,349,773	(30,022,545)	(65,811)	(17,565,496)	(47,653,852)	323,695,921	340,865,162
Electricity equipment of transmission	308,709,198	5,788,011	-	-	2,077,142	316,574,351	(22,585,288)	-	(14,070,769)	(36,656,057)	279,918,294	286,123,910
Aerial and semi-heavy equipment	10,144,714	657,098	-	(69,306)	123,053	10,855,559	(2,022,729)	26,907	(437,592)	(2,433,414)	8,422,145	8,121,985
Laboratory and maintenance	3,857,886	6,520	-	-	6,532	3,870,938	(1,315,994)	-	(296,778)	(1,612,772)	2,258,166	2,541,892
Generation equipment and machinery	550,520,389	22,233,292	303,655	(1,253,620)	11,400,546	583,204,262	(49,166,315)	219,494	(32,125,867)	(81,072,688)	502,131,574	501,354,074
Vehicles	14,889,461	9,612,693	69,262	(1,524,056)	399,043	23,446,403	(2,980,917)	1,306,954	(4,290,812)	(5,964,775)	17,481,628	11,908,544
Furniture and fixtures and software equipment	43,708,961	7,641,230	103,364	(664,980)	2,347,597	53,136,172	(15,382,249)	214,020	(14,537,862)	(29,706,091)	23,430,081	28,326,712
Communication equipments	68,923,542	82,892	-	-	12,440,604	81,447,038	(9,608,731)	-	(7,463,096)	(17,071,827)	64,375,211	59,314,811
Materials and spare parts	60,961,376	20,701,060	-	(10,311,708)	3,772,957	75,123,685	-	-	-	-	75,123,685	60,961,376
Tools	7,340,523	3,021,189	3,964,929	(1,929)	22,497	14,347,209	(4,419,945)	1,360	(1,952,002)	(6,370,587)	7,976,622	2,920,578
Work in progress	509,703,598	836,253,545	8,706,923	(31,503,908)	(375,748,891)	947,411,267	-	-	-	-	947,411,267	509,703,598
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912	(1,119,872)	-	(415,149)	(1,535,021)	5,998,891	6,414,040
Advances to suppliers	359,483,709	167,972,744	117,506,025	(109,533,147)	(99,191,019)	436,238,312	-	-	-	-	436,238,312	359,483,709
Total as of 12.31.09	5,865,316,882	1,075,624,901	130,654,158	(169,837,358)	-	6,901,758,583	(360,644,794)	6,875,552	(273,069,865)	(626,839,107)	6,274,919,476
Total as of 12.31.08	5,277,742,601	806,000,270	-	(218,425,989)	-	5,865,316,882	(104,544,409)	5,138,038	(261,238,423)	(360,644,794)		5,504,672,088

(1)       Corresponds to increases of fixed assets for the acquisition of additional interest in Inversora Ingentis and Endisa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of December 31, 2009	As of December 31, 2008

Short-term Investments
Time deposits and other securities (1)	151,093,231	163,340,064
Public debt securities (2)	70,463,058	115,984,002
Private debt securities	57,093,199	16,555,295
Mutual funds	100,104,152	142,281,880
Shares in other companies	69,235,994	48,510,401
Trusts (3)	19,707,602	14,489,491
Total short-term investments	467,697,236	501,161,133

Long-term Investments
Government securities	-	7,483,000
Shares in other companies	78,013,153	132,208,890
Trusts	-	48,945,000
Restricted bank accounts (4)	92,252,872	309,382,117
Other	408,000	5,989,002
Total long-term investments	170,674,025	504,008,009

(1) Include restricted availability assets for Ps. 100,945,728 and Ps. 102,138,668, as of December 31, 2009 and 2008, respectively.

(2) Include restricted availability assets for Ps. 42,037,617 as of December 31 2008.

(3) Include restricted availability assets for Ps. 19,707,602 and Ps. 14,381,379 as of December 31, 2009 and 2008, respectively.

(4) Include restricted availability assets for Ps. 92,252,872 and Ps. 309,382,117 as of December 31, 2009 and 2008, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values						Accumulated amortization
	At the begining of the year	Increases for the year	Increases for acquisition (1)	Disposals	Transfers	At the end of the year	At the begining of the year	Amount for the year	At the end of the year	Net book value as of 12.31.09	Net book value as of 12.31.08
Concession contract	335,368,056	-	-	-	-	335,368,056	(42,275,447)	(18,741,051)	(61,016,498)	274,351,558	293,092,609
Organization expenses	3,219,140	29,628	3,219,140	-	-	6,467,908	-	(10,703)	(10,703)	6,457,205	3,219,140
Trademarks and patents	5,000	-	-	-	-	5,000	-	-	-	5,000	5,000
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452	(3,722,805)	(4,050,897)	(7,773,702)	16,750,750	20,801,647
Total as of 12.31.09	363,116,648	29,628	3,219,140	-	-	366,365,416	(45,998,252)	(22,802,651)	(68,800,903)	297,564,513
Total as of 12.31.08	363,110,940	5,708	-	-	-	363,116,648	(24,762,307)	(21,235,945)	(45,998,252)		317,118,396

(1)       Corresponds to increases of intangible assets for the acquisition of additional interest in Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps..”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values					Accumulated depreciation
	At the begining of the year	Increases for the year	Disposals	Transfers	At the end of the year	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.09	Net book value as of 12.31.08
Fourth line proyect	186,898,350	-	-	-	186,898,350	(51,147,463)	-	(22,732,206)	(73,879,669)	113,018,681	135,750,887
Total as of 12.31.09	186,898,350	-	-	-	186,898,350	(51,147,463)	-	(22,732,206)	(73,879,669)	113,018,681
Total as of 12.31.08	186,898,350	-	-	-	186,898,350	(28,415,257)	-	(22,732,206)	(51,147,463)		135,750,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			12.31.09	12.31.08

CIESA (4)	183,380,415	(34,866,567)	148,513,848	163,084,750
CTG (3)	(2,171,469)	632,135	(1,539,334)	(1,776,778)
DESA (5)	444,667,068	(12,054,232)	432,612,836	437,970,273
Edenor (5)	(7,654,000)	97,000	(7,557,000)	(7,654,000)
HIDISA (2)	139,289	(16,754)	122,535	130,911
IEASA (5)	22,784,530	(617,660)	22,166,870	22,441,388
Ingentis (6)	(23,422,864)	-	(23,422,864)	-
Inversora Diamante (2)	10,859,826	(1,974,515)	8,885,311	9,492,859
Inversora Nihuiles (2)	(745,689)	138,595	(607,094)	(649,742)
Powerco (3)	5,639,499	(981,757)	4,657,742	4,984,994
Transelec (1)	(17,369,690)	2,789,185	(14,580,505)	(15,343,903)
Total as of 12.31.09	616,106,915	(46,854,570)	569,252,345
Total as of 12.31.08	639,529,779	(26,849,027)		612,680,752

(1) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the subsidiaries’ assets subject to depreciation.

(2) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(3) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Dilurey and Powerco at acquisition date.

(4) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.

(5) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.

(6) A negative goodwill related to the portion attributable to identified nonmonetary assets has been recognized, which, considering the stage of the proyect, does not amortize.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

    f. Allowances and provisions

	12.31.09
	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year

Deducted from current assets
Allowance for doubtful accounts	39,247,629	21,721,432	(33,741,401)	27,227,660
Allowance for other receivables	4,953,770	3,975,000	(640,000)	8,288,770
Total allowances deducted from current assets	44,201,399	25,696,432	(34,381,401)	35,516,430

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	3,653,335	26,760,673	-	30,414,008
Total allowances deducted from non-current assets	4,058,130	26,760,673	-	30,818,803

Included in current liabilities
Provision for contingencies	52,756,000	15,500,000	(5,443,000)	62,813,000
Total provision included in current liabilities	52,756,000	15,500,000	(5,443,000)	62,813,000

Included in non-current liabilities
Provision for contingencies	51,710,559	2,556,589	(36,538,000)	17,729,148
Total provision included in non-current liabilities	51,710,559	2,556,589	(36,538,000)	17,729,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the years ended December 31,
	2009	2008	2007

Inventory at the beginning of the year	25,810,445	41,905,190	12,339,010
Purchase of fuel and energy	1,498,723,822	1,481,101,564	349,284,857
Expenses for generation, transmission and distribution	1,691,068,763	1,583,366,814	775,068,666
Holding gain on inventory	1,771,572	1,796,129	9,251,249
Inventory at the end of the year	(20,108,615)	(25,810,445)	(41,905,190)
Cost of sales	3,197,265,987	3,082,359,252	1,104,038,592

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.09				12.31.08

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	35,570,465	3.760	133,744,948	104,581,952
	EUR	44,271	5.395	238,851	205,545
	CHF	35	3.665	128	-
	R$	384,129	2.159	829,297	1,306,934
	US	29,974	0.191	5,737	1,410

Investments	US$	55,433,845	3.760	208,431,257	280,536,927
	EUR	11,104	5.395	59,910	-
	R$	1,598	2.159	3,450	-

Trade receivables	US$	6,523,649	3.760	24,528,920	35,916,985
	R$	1,603,224	2.159	3,461,200	1,664,453

Other receivables	US$	13,601,995	3.760	51,143,500	68,765,687
	EUR	108,479	5.395	585,268	110,017
	R$	620,358	2.159	1,339,291	846,352
	US	-	-	-	176

Total Current assets				424,371,757	493,936,438

Non-current assets

Trade receivables	US$	98,076	3.760	368,766	288,405

Other receivables	US$	78,675	3.760	295,818	36,426,660
	R$	434,568	2.159	938,188	387,826

Fixed assets	US$	1,847,609	3.760	6,947,011	95,642
	EUR	-	-	-	5,472,543

Investments	US$	24,535,338	3.760	92,252,872	369,111,117

Total Non-current assets				100,802,655	411,782,193
Total Assets				525,174,412	905,718,631

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

  CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.09				12.31.08

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	22,869,799	3.800	86,905,238	55,941,682
	EUR	1,025,830	5.453	5,593,852	3,916,138
	CHF	109,105	3.666	400,000	1,485,000
	R$	637,125	2.159	1,375,490	143,037

Financial debt	US$	13,601,522	3.800	51,685,782	32,010,816
	EUR	-	-	-	1,140,000
	R$	29,446	2.159	63,572	-

Salaries and social security payable	US$	-	-	-	2,894
	R$	572,497	2.159	1,235,963	542,765
	US	519,457	0.191	99,424	24,761

Taxes payable	R$	237,678	2.159	513,123	100,039

Other liabilities	US$	2,009,697	3.800	7,636,847	5,820,037
	EUR	8,986	5.453	49,000	-
	R$	364,883	2.159	787,746	962,942
	US	9,415	0.191	1,802	42,308

Total Current liabilities				156,347,839	102,132,419

Non-current liabilities

Accounts payable	US$	93,718	3.800	356,129	118,383

Financial debt	US$	443,220,997	3.800	1,684,239,787	2,302,934,130

Taxes payable	R$	304,275	2.159	656,899	86,422

Provisions	US$	62,714	3.800	238,313	238,313

Total Non-current liabilities				1,685,491,128	2,303,377,248
Total Liabilities				1,841,838,967	2,405,509,667

    US$: U.S. Dollars

    EUR: Euros

    R$: Brazilian Reais

    US: Uruguayan Pesos

    CHF : Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the year ended December 31,
				2009	2008	2007
Salaries and social security	374,738,379	55,086,802	120,405,781	550,230,962	425,276,155	155,700,674
Fees and compensation for services	133,491,726	53,031,816	60,379,488	246,903,030	217,684,418	61,586,244
Directors and Sindycs' fees	-	-	16,829,097	16,829,097	14,468,287	8,521,979
Reserve for Directors' options	-	-	11,061,342	11,061,342	11,766,672	11,766,671
Depreciation of fixed assets	256,945,670	3,388,345	12,735,850	273,069,865	261,238,423	98,905,534
Amortization of intangible assets	22,791,948	-	10,703	22,802,651	21,235,945	19,906,155
Depreciation of other assets	22,732,206	-	-	22,732,206	22,732,206	22,732,205
Royalties and fees	25,630,430	-	-	25,630,430	23,680,005	23,768,008
Doubtful accounts (1)	-	(1,259,568)	16,375	(1,243,193)	15,507,136	14,927,000
Maintenance	32,293,435	41,058	2,836,470	35,170,963	35,171,105	21,279,827
Transport and per diem	8,258,603	67,142	3,876,133	12,201,878	8,889,369	7,179,359
Rental and insurance	23,584,768	629,000	23,682,470	47,896,238	26,925,259	13,996,909
Surveillance and security	7,627,699	339,000	2,126,604	10,093,303	7,880,985	3,378,192
Fuel consumption	665,315,259	-	219,770	665,535,029	699,280,766	362,085,461
Material and spare parts consumption	92,203,254	1,429,000	1,973,237	95,605,491	72,598,860	45,471,133
Taxes, rates and contributions	5,323,502	25,064,499	41,244,076	71,632,077	59,822,869	30,312,965
Communication	6,093,775	8,959,267	3,315,674	18,368,716	15,809,849	6,233,748
Advertising and promotion	4,950	731,655	17,075,185	17,811,790	14,059,730	3,444,109
Office expenses	287,350	3,083	1,423,799	1,714,232	1,894,340	1,873,001
Other	13,745,809	9,489,653	9,243,504	32,478,966	29,479,052	25,022,779
Total as of 12.31.09	1,691,068,763	157,000,752	328,455,558	2,176,525,073
Total as of 12.31.08	1,583,366,814	139,651,639	262,382,978		1,985,401,431
Total as of 12.31.07	775,068,666	45,750,215	117,273,072			938,091,953

(1) Include Ps. 21,236,000 of recovery of allowance of doubtful accounts in the year ended December 31, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Chief Executive Officer

Date: June 30, 2010