Form 20-F
period 2010-12-31
Pampa Energy Inc.
filed 2011-06-28
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of principal executive offices)

Romina Benvenuti

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

Tel.: + 54 11 4809 9500 / Fax: + 54 11 4809 9555

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as close of the period covered by the annual report:

1,314,310,895 shares of common stock, par value Ps. 1.00 per share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

Financial Information

     This annual report contains our audited consolidated financial statements as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008. The audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers Network, whose report is included in this annual report.

     Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP) and the regulations of the Comisión Nacional de Valores (National Securities Commission, or CNV), which differ in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP). Note 20 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008.

Change in fiscal year

     In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year. As a result a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

Significant Acquisitions

     We have acquired our principal generation, transmission and distribution assets starting in 2006. Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003. Accordingly, prior to the second half of 2006, we have had no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions. Consequently, our results of operations are not necessarily comparable between the periods presented, and are not likely to be indicative of our results of operations in future periods.

     Our significant acquisitions include Electricidad Argentina S.A. (EASA) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (Edenor); Corporación Independiente de Energía S.A. (CIE) in August 2007, which owns our subsidiary Central Piedra Buena S.A. (Piedra Buena) generation facilities; the assets comprising Central Térmica Loma de la Lata in May 2007; Pampa Inversiones S.A. in January 2007, which in turn holds a controlling interest in Central Térmica Güemes S.A. (Güemes); a direct interest in Central Térmica Güemes; Inversora Nihuiles S.A. (Nihuiles) and Inversora Diamante S.A. (Diamante) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (HINISA) and Hidroeléctrica Diamante (HIDISA), and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener).

Recent Developments

     In January 2011, the Company agreed to acquire from certain subsidiaries of AEI, whether directly or through any of its subsidiaries, the following: (i) 77.2% of the outstanding capital stock of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”), a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries Empresa Distribuidora San Luis S.A. (“EDESAL”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), and in the generation of electricity through its subsidiary Emdersa Generación Salta S.A. (“EGSSA”), and (ii) 100% of the outstanding capital stock of AESEBA S.A. (“AESEBA”), an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company with the concession area in the north region of the Province of Buenos Aires.

     On February 25, 2011 the Company made an offer to Edenor, which Edenor accepted on March 4, 2011, to become the purchaser of the shares described above and Edenor purchased the shares (other than shares representing approximately 0.01% of the outstanding capital stock of AESEBA, in respect of which the Company remained as purchaser) on March 4, 2011 for a total purchase price of U.S. $140.0 million. The transaction also involved the assignment to certain of our affiliates of certain rights that AEI had over AESEBA, EDEN and EMDERSA and its subsidiaries. As of the date of this annual report Edenor is exploring the possibility of divesting one or more of the newly acquired assets described above. Although Edenor has received preliminary indications of interest from third parties in respect of certain of these assets and it has engaged in preliminary discussions with several of these third parties, we cannot make assurances that Edenor will sell one or more of these assets or on what terms any such sale may be made. Upon the terms of the offer made by the Company to Edenor, as accepted by the latter, to the extent Edenor divests any of these assets on or before March 4, 2014 the Company shall have a right to receive 50% of any net consideration received by Edenor as a result of the sale of any such assets in excess of the consideration paid by Edenor to AEI subsidiaries.

     On January 27, 2011, we also acquired from AEI and through our subsidiary Pampa Inversiones S.A., all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S. $199.6 million nominal value of the floating rate notes due April 22, 2002, issued by Compañía de Inversiones de Energía S.A. (“CIESA”) on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities) and the rights over certain lawsuits related to the CIESA Bonds. The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002. Pampa acquired the capital stock of Inversiones Argentina I for U.S. $136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S. $322 million. CIESA is the controlling company of Transportadora de Gas del Sur (“TGS”). TGS is a leading gas transportation company in Argentina. TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation. On April 8, 2011, we acquired, directly and indirectly 100% of the capital stock of Enron Pipeline Company Argentina S.A., which owns 10% of the capital stock of CIESA, which in turn owns 55.3% of the share capital of TGS, for a total price of U.S. $29.0 million.

     In connection with the acquisition of the CIESA Bonds and the other assets related to CIESA described above, on April 28, 2011, the Company and its subsidiaries Inversiones Argentina I, Pampa Inversiones S.A. and Enron Pipeline Company Argentina S.A. entered into an “Acta Acuerdo” ( an agreement) with Petrobras Energía S.A., Petrobras Hispano S.A., and CIESA, pursuant to which the parties thereto agreed to (i) continue negotiating to reach an agreement to re-implement the restructuring of the CIESA Liabilities, (ii) cause CIESA to vote in favor of a dividend payment by TGS in an amount of approximately U.S.$239 million (the “TGS Dividend”), which was declared by the shareholders’ meeting of TGS on April 29, 2011 and (iii) to set up a trust to hold CIESA’s pro rata portion of the TGS Dividend which, to the extent the restructuring of the CIESA Liabilities is completed will be distributed as follows: (x) an amount equal to 4.3% of the TGS Dividend will be distributed to the Company (or its designee) and (y) the remainder, net of CIESA operating expenses for fiscal year 2011, to the shareholders of CIESA following the restructuring of the CIESA Liabilities pro rata to their respective holding in CIESA. To the extent the restructuring of the CIESA Liabilities is not achieved as agreed by the parties to the Acta Acuerdo, the pro rata portion of the TGS Dividend held in trust shall be distributed to CIESA.

     On May 10, 2011, we entered into a Memorandum of Understanding (the “MOU”) with Inversiones Argentina I, Pampa Inversiones S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A. and CIESA, in which the parties to the MOU agreed: (i) to suspend ,until May 10, 2012, the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”), pending before the Supreme Court of the State of New York (Index No. 600245/09E), and to make best efforts to re-implement (x) the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 between CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO Bank N.V. Sucursal Argentina (acting in its capacity as trustee) and the financial creditors of CIESA, as amended from time to time (the “Restructuring Agreement”), regarding the CIESA Bonds and (y) two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000. Following the execution of the MOU we have become a party to the Restructuring Agreement. The foregoing is subject to obtaining the necessary governmental approvals to implement the Restructuring Agreement; and (ii) subject to obtaining the necessary governmental approvals, to timely withdraw all the claims and actions relating to the CIESA Action.

     On May 17, 2011, the parties to the Restructuring Agreement, including the Company, entered into a Fourth Amendment to the Restructuring Agreement pursuant to which they have agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of CIESA) would obtain, on the one hand, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake in TGS. The implementation of the restructuring is currently subject to the approval of the National Gas Regulating Body, or ENARGAS, and the Argentine Antitrust Commission.

     In addition, pursuant to an irrevocable and exclusive option offer it received on January 19, 2011, from GEB Corp. on March 11, 2011, the Company purchased an option for U.S. $ 1.0 million, exercisable at any time during a period of 18 months thereafter, to acquire either the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”) or, at the Company’s option, all of the issued and outstanding capital stock of Inversiones Argentina I, the entity that currently has beneficial ownership in respect of the ICSID Claim. As of the date of this annual report, we have not exercised this option.

Proportionate consolidation of certain subsidiaries

     In accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of the Councils in Economic Science, or FACPCE), we have consolidated our financial statements line by line on a proportional basis with the companies over which we exercise joint control. In the consolidation of companies over which we exercise joint control, the amount of our investment in these companies and our interest in their net income (loss) are replaced by our proportional interest in the subsidiaries’ assets, liabilities and income (loss) and cash flows. In addition, receivables, payables and transactions between the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in these companies. As of December 31, 2008, we owned a co-controlling interest in Citelec and in Inversora Ingentis S.A. (Inversora Ingentis). As of December 31, 2010 and 2009, we maintained our co-controlling interest in Citelec, whereas we have fully consolidated Inversora Ingentis, as we acquired all of the remaining shares of Inversora Ingentis in January 2009.

     Under U.S. GAAP, we would be required to account for Citelec under the equity method, which means that, after eliminating intercompany transactions, we would generally present our share of the net income of this company on a single line of our income statement and our share of the shareholders’ equity of this company on a single line of our balance sheet. Although this difference in presentation would not affect our net income or shareholders’ equity, we would present lower revenues, operating income and cash flows if we accounted for this company under the equity method. Under U.S. GAAP, we would be required to consolidate Inversora Ingentis in 2008, which means that, after eliminating intercompany transactions, we would recognize in full its assets and liabilities, revenues and expenses with a counterpart in a minority interest line. Although this difference in presentation would not affect our net income or shareholders’ equity, we would present higher revenues, operating income and cash flows if we consolidate this company. See Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

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

Exchange Rate

     In this annual report, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into U.S. Dollars using for the information provided as of December 31, 2010, the seller exchange rate reported by the Banco de la Nación Argentina, or Banco Nación, as of December 31, 2010 of U.S. $1.00 = Ps. 3.976, unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3. Key Information—Exchange Rates and Controls.”

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

  our ability to arrange financing and implement our expansion plans;
  the outcome and timing of the tariff renegotiation process of our transmission and distribution businesses and uncertainties relating to future government approvals to increase or adjust such tariffs;
  changes in the laws and regulations applicable to the energy and electricity sectors in Argentina;
  government interventions, resulting in changes in the economy, taxes, tariffs or regulatory framework, or in the delay or withholding of governmental approvals;
  general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;
  competition in the electricity, public utility services and related industries;
  deterioration in regional and national business and economic conditions in Argentina; and
  other risks factors discussed under “Item 3. Key Information—Risk Factors.”

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     This annual report contains our audited financial statements as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008. See “Presentation of Information—Financial Information.” You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this annual report.

     The financial data as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

     The financial data as of December 31, 2007 and 2006 and as of June 30, 2006 are derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

     Our audited consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 20 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and shareholders’ equity for the fiscal years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009, respectively.

     In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year. As a result, we present a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

     We acquired our principal generation, transmission and distribution assets during 2006 and 2007. Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003. Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions. Consequently, our results of operations are not necessarily comparable between periods, and are not likely to be indicative of our results of operations in future periods. See “Presentation of Information—Financial Information—Recent acquisitions.”

	As of December 31,						As of June 30,

	2010	2010	2009	2008	2007	2006	2006
	(U.S. Dollars)(1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
	(in thousands, except per share and ADS amounts)
BALANCE SHEET DATA
Argentine GAAP:
Current assets:
Cash and banks	U.S.$ 52,759	Ps. 208,715	Ps. 158,043	Ps. 121,685	Ps. 187,237	Ps. 23,143	Ps. 3,602
Investments	243,058	961,539	467,697	501,161	635,595	182,671	31,671
Trade and other receivables	282,023	1,115,684	861,693	963,741	663,202	106,639	1,096
Inventories	7,502	29,679	44,978	44,874	59,811	3,009	3,009
Other assets	32,379	128,092	138,591	163	43	43	—
Total current assets	617,722	2,443,709	1,671,002	1,631,624	1,545,888	315,505	39,378
Non-current assets:
Trade and other receivables	122,275	483,719	448,724	411,921	404,960	89,753	6,235
Investments	122	482	170,674	504,008	114,953	67	92,365
Inventories	162	639	1,144	20,403	25,279	9,330	9,529
Other assets,net	22,823	90,286	113,019	135,751	158,483	188,214	6,999
Fixed assets	1,659,041	6,563,166	6,291,155	5,504,672	5,173,198	776,298	61
Intangible assets	67,797	268,206	297,565	317,118	338,349	330,661	3
Goodwill	144,768	572,704	569,252	612,681	642,122	(11,763)	—
Total non-current assets	2,016,987	7,979,202	7,891,533	7,506,554	6,857,345	1,382,560	115,192
Total assets	2,634,710	10,422,911	9,562,535	9,138,178	8,403,233	1,698,064	154,570
Current liabilities:
Accounts payable	164,575	651,058	506,807	579,635	552,813	60,623	2,649
Financial debt	168,933	668,300	412,463	167,033	53,634	6,496	—
Salaries and social security payable	59,946	237,145	165,486	128,469	80,467	10,277	167
Taxes payable	43,300	171,296	203,170	153,216	127,068	23,998	7,052
Other liabilities and provisions	28,155	111,381	140,347	139,467	178,300	1,024	—
Total current liabilities	464,909	1,839,180	1,428,273	1,167,820	992,283	102,418	9,868
Non-current liabilities:
Accounts payable	19,739	78,086	80,625	78,275	79,993	50,798	—
Financial debt	504,189	1,994,572	1,703,992	2,031,001	1,646,109	358,953	—
Salaries and social security payable	17,862	70,661	56,691	52,228	29,946	-	—
Taxes payable	145,493	575,570	578,815	599,180	573,395	146,105	—
Other liabilities and provisions	251,880	996,437	649,037	384,608	332,858	49,080	—
Total non-current liabilities	939,162	3,715,326	3,069,160	3,145,292	2,662,301	604,936	—
Total liabilities	1,404,071	5,554,506	4,497,433	4,313,112	3,654,584	707,353	9,868
Minority interest	401,277	1,587,453	1,728,422	1,613,784	1,526,512	490,710	-
Total shareholders equity	U.S.$ 829,361	Ps. 3,280,951	Ps. 3,336,678	Ps. 3,211,282	Ps. 3,222,138	Ps. 500,001	Ps. 144,702

U.S. GAAP:
Total current assets	U.S.$ 592,192	Ps. 2,342,713	Ps. 1,632,907	Ps. 1,645,599
Total non-current assets	2,086,923	8,255,869	8,166,612	7,760,966
Total assets	2,679,116	10,598,582	9,799,519	9,406,565
Total current liabilities	465,006	1,839,565	1,428,297	1,183,847
Total non-current liabilities	1,003,584	3,970,177	3,319,885	3,343,425
Total liabilities	1,468,590	5,809,742	4,748,182	4,527,272
Pampa Energía S.A. shareholders' equity	836,018	3,307,288	3,394,237	3,313,970
Noncontrolling interest	374,508	1,481,552	1,657,100	1,565,323
Total equity	U.S.$ 1,210,526	Ps. 4,788,840	Ps. 5,051,337	Ps. 4,879,293

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2010 have been translated into U.S. Dollars at the average rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.96 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

						Six-month transition period ended Dec 31,
	Fiscal year ended						Fiscal year ended
	December 31,						June 30,
	2010	2010	2009	2008	2007	2006	2006
	(U.S. Dollars)(2)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
	(in thousands, except per share and ADS amounts)

STATEMENT OF OPERATION DATA
Argentine GAAP:
Net sales	U.S.$ 1,230,264	Ps. 4,866,925	Ps. 4,093,440	Ps. 4,013,876	Ps. 1,479,227	Ps. 127,687	Ps. 1,221
Cost of sales	(1,008,081)	(3,987,968)	(3,192,146)	(3,082,404)	(1,104,039)	(79,592)	(727)
Gross profit	222,183	878,957	901,294	931,472	375,188	48,094	494
Selling expenses	(53,095)	(210,044)	(154,663)	(139,652)	(45,750)	(975)	(745)
Administrative expenses	(92,729)	(366,836)	(302,749)	(235,382)	(117,273)	(16,489)	(3,044)
Reversal of other assets valuation allowance	—	—	—	—	—	—	722
Goodwill amortization	(5,047)	(19,964)	(20,005)	(19,839)	(7,363)	270	—
Operating income (loss)	71,313	282,113	423,877	536,599	204,801	30,901	(2,573)
Financial and holding results, net	(63,341)	(250,578)	48,384	(208,064)	56,635	(17,728)	4,485
Other (expenses) income, net	1,556	6,157	(2,010)	(23,194)	23,033	92	-
Income before taxes and minority interest	9,528	37,692	470,251	305,341	284,470	13,264	1,913
Income tax and tax on asset (expense) benefit	(18,777)	(74,281)	(160,202)	(108,841)	(36,265)	(1,831)	2,501
Minority interest	(2,521)	(9,974)	(95,311)	(81,478)	(62,152)	(4,076)	—
Net (loss) income	(11,770)	(46,563)	214,738	115,022	186,052	7,357	4,413
Basic net (loss) earnings per share	(0.0089)	(0.0354)	0.1544	0.0765	0.1688	0.0237	0.1191
Diluted net (loss) earnings per share	(0.0080)	(0.0315)	0.1453	0.0747	0.1568	0.0225	0.1191
Dividends per share(2)	0.0035	0.0138	0.0132	0.0122	0.0166	—	—
Basic net (loss) earnings per ADS(3)	(0.0004)	(0.0014)	0.0062	0.0031	0.0068	0.0009	0.0048
Diluted net (loss) earnings per ADS(3)	(0.0003)	(0.0013)	0.0058	0.0030	0.0063	0.0009	0.0048
Dividends per ADS(2) (3)	0.0001	0.0006	0.0005	0.0005	0.0007	—	—
Weighted average number of shares outstanding	1,314,310,895	1,314,310,895	1,390,409,146	1,504,249,410	1,102,364,398	310,673,913	37,054,996

U.S.GAAP:
Net sales	U.S.$ 1,247,783	Ps. 4,936,231	Ps. 4,176,278	Ps. 4,045,733	Ps. 1,471,054
Gross profit	214,481	848,486	867,339	859,507	360,667
Operating income	68,679	271,694	292,716	370,343	149,216
Financial and holding results, net	(80,499)	(318,456)	(8,183)	(80,093)	56,340
Income (loss) before taxes and noncontrolling interest	(7,072)	(27,978)	282,523	273,473	214,104
Income tax and tax on assets	(15,064)	(59,592)	(119,535)	(114,188)	(35,531)
Net (loss) income	(22,136)	(87,570)	162,988	159,285	178,573
Net income attributable to noncontrolling interest	(1,352)	(5,348)	(80,769)	(90,466)	(52,725)
Net (loss) income attributable to Pampa Energía S.A.	(23,488)	(92,919)	82,219	68,819	125,849
Basic net (loss) earnings per share	(0.0179)	(0.0707)	0.0591	0.0457	0.1142
Diluted net (loss) earnings per share	(0.0159)	(0.0628)	0.0556	0.0447	0.1060
Basic net (loss) earnings per ADS(3)	(0.0007)	(0.0028)	0.0024	0.0018	0.0046
Diluted net (loss) earnings per ADS(3)	USD (0.0006)	Ps. (0.0025)	Ps. 0.0022	Ps. 0.0018	Ps. 0.0042

CASH FLOW DATA
Net cash flow provided by (used in) operating activities	U.S.$ 166,892	Ps. 660,224	Ps. 918,594	Ps. 748,177	Ps. 319,569	Ps. 89,658	Ps. (14,623)
Net cash flow used in investing activities	(130,076)	(514,580)	(549,151)	(1,371,267)	(877,752)	(311,286)	(115,887)
Net cash flow provided by (used in) financing activities	U.S.$ 82,711	Ps. 327,203	Ps. (328,802)	Ps. 297,084	Ps. 1,201,844	Ps. 291,058	Ps. 138,630

(1)	Solely for the convenience of the reader, Peso amounts for the year ended December 31, 2010 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.96 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.
(2)	In the years 2010, 2009 and 2008, we declared advance dividends of Ps. 18.1 million, Ps. 18.3 million and Ps. 18.3 million, respectively, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In each of March 2011, March 2010 and March 2009 we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax. See “Item 8. Financial Information—Dividends” and “Item 10. Additional Information—Taxation.”
(3)	Each ADS represents 25 common shares.

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

	Exchange rates(1)
	(in Pesos per US Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2006	3.107	3.030	3.075	3.062
2007	3.180	3.058	3.116	3.149
2008	3.468	3.014	3.163	3.453
2009	3.854	3.449	3.730	3.800
2010	3.988	3.794	3.913	3.976

Month
janeiro 2011	4.008	3.972	3.983	4.008
fevereiro 2011	4.030	4.009	4.022	4.030
março 2011	4.054	4.028	4.037	4.054
abril 2011	4.085	4.050	4.066	4.080
maio 2011	4.090	4.078	4.084	4.090
June 2011(3)	4.099	4.089	4.093	4.099

(1)	Source: Banco Nación.
(2)	Average of daily closing quotes.
(3)	Represents the corresponding exchange rates from June 1 through June 22, 2011.

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

RISK FACTORS

Risks Related to Argentina

General

     We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for electricity in the service areas in which our subsidiaries operate or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of the services provided by our power generation, transmission and distribution businesses. Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, such as the upcoming congressional and presidential elections, over which we have no control, will not impair our businesses, financial condition, or results of operations or cause the market value of our ADSs to decline.

The global financial crisis and unfavorable credit and market conditions that commenced in 2007 may negatively affect our liquidity, customers, business, and results of operations.

     The ongoing effects of the global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina. The effect of this economic crisis on our customers and on us cannot be predicted. Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

     During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability. After the slowdown in Argentina’s economy in 2009, which started in the last quarter of 2008 and continued into much of 2009 (impacted by the largest global crisis in decades and negative domestic factors), 2010 experienced a growth of about 9.2%, according to official public estimates. However, uncertainty about the sustainability of this growth rate remains. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

  unemployment remains high;
  the availability of long-term credit is scarce;
  investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

  the Argentine government’s fiscal surplus shows a steady decline with risk of becoming a fiscal deficit in the near term;
  Argentina’s public debt remains high and international financing is limited;
  inflation has accelerated recently and may rise to levels that threaten economic stability;
  the regulatory environment continues to be uncertain;
  the recovery has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short term and beyond the control of the Argentine government; and
  the trade surplus (and the fiscal surplus to a lesser extent) depends largely on the production of grains and soybeans, such that the risk is magnified by the possibility of a new major drought affecting the crop (as in the 2008-2009 campaign).

     As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This, in turn, could lead to lower demand for the services provided by our subsidiaries as well as lower collection rates from clients and growth in energy losses due to illegal use of the services provided by our businesses, which could materially adversely affect our financial condition and results of operations. Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

     We cannot provide any assurance that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The continuing rise in inflation may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

     According to data published by the National Statistics and Census Institute (Instituto Nacional de Estadística y Censos, or INDEC), the rate of inflation reached 10.9% in 2010, 7.7% in 2009 and 7.2% in 2008. Over the course of the past several years, the Argentine government has implemented several programs to control inflation and monitor prices for most relevant goods and services. These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

     Uncertainty surrounding future inflation and the current economic situation could slow economic recovery. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity. In turn, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or CER Index), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy. A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly. In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs to decline.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

     In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of this restructuring, it had approximately U.S. $129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, have filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

     On January 3, 2006, Argentina repaid in full its debt of approximately U.S. $9.8 billion with the International Monetary Fund.

     In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately U.S. $6.5 billion. However, as of the date of this annual report, the National Government has not yet cancelled such debt. In late 2010, President Cristina Fernández de Kirchner announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately U.S. $8.0 billion, without the intervention of the IMF. As of the date of this annual report, the Minister of Economy and Public Finance, Amado Boudou, is carrying out the related negotiations and the terms of a final agreement are not yet known. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

     Certain groups of holders that did not participate in the 2005 restructuring have filed claims against Argentina and it is possible that new claims will be filed in the future. In addition, foreign shareholders of several Argentine companies have filed claims before the ICSID (International Centre for Settlement of Investment Disputes) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently firm, which decisions required that the Argentine government pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively. As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

     On April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than Brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue with legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

     Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect. As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

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

     During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite the economic recovery and relative stability since 2002, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies could destabilize the country, both socially and politically, and adversely and materially affect the Argentine economy.

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

     Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. Economic conditions and credit availability in Argentina were affected by an economic and banking crisis originated in the United States in 2008 and 2009. When the crisis began, major financial institutions suffered considerable losses, investor confidence in the global financial system was shaken and various financial institutions required government bailouts or ceased operations altogether. Moreover, in recent years several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which has negatively impacted the Euro zone’s economy.

     After acknowledging difficulties to meet payment of its public debt, the accounts of Greece were put under the supervision of the European Union. Mainly due to fears of contagion and to the drastic decline in Greece’s public debt ratings, the European Union, together with the International Monetary Fund, designed a plan of aid for Greece involving the supply of approximately 110 billion Euros. This contribution was granted based on the adjustment plan approved by the European Union for Greece, which included pay cuts for civil servants, pensions and retirement reductions, and significant increases in taxes. This led to widespread rioting in the streets. Spain, Portugal, Germany and the UK similarly have made adjustments in all areas to prevent further deterioration of their accounts. More recently, Ireland has adopted similar measures.

     Notwithstanding these measures, it is unclear what consequences there would be in the global financial system if any of the major global financial institutions became insolvent, or what effects such a situation might have on the rest of the financial system. The current global economic condition may have significant long-term effects on Latin America and Argentina, mainly reflected in the lack of access to international credit, reduced demand for Argentine exports, and significant reductions in foreign direct investment.

     The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations and the market value of our ADSs.

Risks Relating to the Argentine Electricity Sector

The Argentine government has intervened in the electricity sector in the past, and any further interventions may have a material adverse effect on our business and results of operations

     To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted a law that made a number of material changes to the regulatory framework applicable to the electricity sector (the Emergency Law). These changes, which severely affected electricity generation, distribution and transmission companies, included the freezing and “pesification” of tariffs, the revocation of adjustment and inflation indexation mechanisms, and the introduction of new price-setting mechanisms in the wholesale electricity market (“WEM”) which had a significant impact on electricity generators and has led to significant price mismatches between market participants. The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure (such as the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM)) and imposing obligations on electricity companies to make certain investments in their respective areas. We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were adversely affected by the emergency measures adopted during the economic crisis of 2001 and 2002, many of which still remain in effect and have a severe negative impact on such businesses

     Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return. Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins. Under the Convertibility regime, distribution and transmission tariffs and electricity spot prices were denominated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Emergency Law, in January 2002 the Argentine government froze all distribution and transmission margins, revoked all margin adjustment provisions in distribution and transmission concessions, converted distribution and transmission tariffs into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and implemented price caps for sales of electricity to the spot market that in some cases were below costs of production. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms that could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led companies in the sector to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets. Although the Argentine government has recently granted temporary relief to certain companies in the electricity sector, including a temporary increase in transmission and distribution margins, the principal electricity companies are currently involved in discussions with the Argentine government on permanent measures needed to adapt the current regulatory framework to the current economic situation of the energy sector. We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the policies adopted during the 2001 economic crisis and in its aftermath, including the negative impact on revenues created by the limitations we face in pricing as a result of the current tariff structure.

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead electricity companies, such as us, to record lower revenues

     During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. Despite the decline in electricity demand registered in 2009, in the years following the economic crisis of 2001, electricity demand has experienced significant growth, increasing an estimated average of approximately 5.1% per annum from 2003 through 2010. This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the freeze of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation. The executive branch of the Argentine government recently granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine government. Although the recent increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of the ADSs.

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

We employ a largely unionized labor force and could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business

     The majority of the employees in the electricity sector are affiliated with labor unions. As of December 31, 2010, approximately 71.6% of our employees were union members. Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the current economic crisis. In addition, our collective bargaining agreements generally expire after a one-year term. We have completed salary negotiations for 2010, and due to inflationary pressures, we have reopened negotiations during the first months of 2011 at some of our subsidiaries. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages that could have material adverse effects on our operations and consequently on our financial results and the market value of our ADSs, before or during any negotiation process.

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

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

     We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success. For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (Petrobras Energía), with respect to the management of Transener. Electroingeniería S.A. (Electroingeniería) and Energía Argentina S.A. (Enarsa) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock. While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.

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

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

     Prevailing hydrological conditions could adversely affect the operations of our two hydroelectric generation plants, HINISA and HIDISA, in a number of ways, not all of which we can predict. For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Hydrological conditions in 2007, 2008, 2009 and 2010 were poor. In each of 2007, 2008, 2009 and 2010, the water intake at Nihuiles and Diamante available for electricity generation was 27%, 35%, 43% and 45% lower, respectively, as compared to 2006, the year in which our units recorded the greatest intake to date. A prolonged continuation of poor conditions could force the Argentine government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels. Additionally, contract clauses in Transener’s and Transba S.A. (Transba)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked. The Emergency Law also required the renegotiation of public service concession agreements. In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba. Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) has not totally adjusted tariffs accordingly. On December 21, 2010, the ENRE and the Secretariat of Energy acknowledged Transener’s and Transba´s (see “Item 4. Information on the Company – Business Overview – Our Transmission Business”) right to collect amounts resulting from the variations of costs during the period June 2005 – November 2010, which payment would be based on CAMMESA’s availability of funds and such payments must be used for investments by us in the transmission system as instructed by the Secretariat of Energy. A mechanism for the calculation and payment of cost variations from December 1, 2010 to December 31, 2011 was also established. We cannot make any assurances that Transener and/ or Transba will receive the full amount recognized or that similar adjustments will be made in the future. If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

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

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

     The Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS. In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (kV)) from the Comahue region to the Ezeiza substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation. Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line, (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the Fourth Line), to redetermine such revenue. In December 2008, the ENRE approved the redetermination of our revenues and established that, as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes). However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE. We cannot predict when the ENRE will respond to our request. Notwithstanding the above, on March 30, 2011, the ENRE (Resolution 150/2011) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), with effect from July 2010, and instructed CAMMESA to make the corresponding adjustments. On April 7, 2011, Transener filed a claim against Resolution No. 150/2011, as it did not include that the retroactive payment should be made in addition to late interest payments. No assurance can be made that Transener will be successful in its claim against Resolution No. 150/2011. If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

     We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services. These non-regulated revenues represented 25.7% of Transener’s revenues in 2010. We believe that these non-regulated revenues will continue to be an important part of our transmission business. Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities). However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

     As of December 31, 2010, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $147.7 million (Ps. 587.1 million), including accrued but unpaid interest, penalties, post-default interest rate increases and the effect of the discount to net present value applied to its restructured debt under Argentine GAAP. Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

     Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba. Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba. Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 65%, respectively, of these properties as of December 31, 2010. Transener is taking steps to establish and/or record legal title to the remaining properties. Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist. We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

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

We may not be able to adjust our distribution tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our financial condition and results of operations

     In February 2006, Edenor entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of Edenor’s concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica, or the Adjustment Agreement). The Adjustment Agreement contemplates a cost adjustment mechanism for the transition period during which the Edenor RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base. Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs. In addition, there likely will be a lag in time between when Edenor actually experiences increases in its distribution costs and when Edenor receives increased revenues following the corresponding adjustments, if any, to Edenor’s distribution margins pursuant to the CMM. Despite the adjustment that Edenor was granted under the CMM in October 2007 and July 2008, we cannot make assurances that Edenor will receive similar adjustments in the future. As of the date of this annual report Edenor has requested seven increases under the CMM since May 2008, which are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these seven increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010 and May 2011. If Edenor is not able to recover all of these incremental costs or there is a significant lag time between when Edenor incurs the incremental costs and when Edenor receives increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Our distribution tariffs may be subject to challenge by Argentine consumer and other groups

     In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. In March 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot. The ACIJ appealed this decision in April 2007, and the appeal was decided in Edenor’s favor. However, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement, to which Edenor timely replied. In addition, in 2008, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the tariff schedule, effective as of October 1, 2008, and naming Edenor as defendant. On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. This injunction has been appealed by Edenor and the Argentine government, the resolution of which is still pending as of the date of this annual report. In addition, in December 2009, another Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against Edenor and the Argentine government seeking to annul certain retroactive tariff increases. In November 2010, the relevant court upheld the claim. Edenor appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Argentine consumer association may file an extraordinary appeal (“Recurso Extraordinario Federal”) to have the case tried by the Argentine Supreme Court. As of the date of this annual report, to our knowledge, the Argentine consumer association has not filed such extraordinary appeal. We cannot make assurances regarding how these complaints will be resolved (nor, in the action brought by Unión de Usuarios y Consumidores in December 2009, whether the plaintiff may decide to file an extraordinary appeal as described above) nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs. If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

     We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 economic crisis. Although the Argentine government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. As of December 31, 2010, our accrued fines and penalties totaled Ps. 455.4 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If our distribution business fails to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties. In addition, we cannot make any assurances that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

     Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Prior to the 2001 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession. However, during the 2001 economic crisis and during the years ended December 31, 2009 and 2010, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although Edenor has been able to reduce energy losses in recent periods, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term. Energy losses in our distribution business amounted to 12.5% in 2010, 11.9% in 2009 and 10.8% in 2008. We cannot make any assurances that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

     We outsourced a number of activities related to our distribution business to third party contractors in order to maintain a flexible cost base. We had approximately 2,682 third-party employees under contract in our distribution business as of December 31, 2010. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services in certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with the outsourcing of our distribution business it could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

Edenor’s acquisition of EMDERSA and AESEBA is subject to approval by the Argentine Antitrust Commission and by ENRE and Edenor may fail to realize the anticipated benefits of the acquisition, and the integration of these companies with our distribution operations may present significant challenges.

     In March 2011, Edenor acquired EMDERSA and AESEBA and several related companies, which are now our subsidiaries. This acquisition is subject to approval by the Argentine Antitrust Commission and by ENRE. Although we have submitted all required documentation to the Argentine Antitrust Commission and to ENRE, we cannot assure you that the Argentine Antitrust Commission or ENRE will authorize the acquisitions and, therefore, the acquisitions may be revoked if any of the approvals are not granted.

     Also, the success of these acquisitions will depend in part on our ability to realize the anticipated growth opportunities and cost savings from combining our existing distribution business with EMDERSA’s and AESEBA’s businesses. We may face significant challenges in consolidating these operations, integrating these organizations, and streamlining procedures in a timely and efficient manner while retaining key personnel from these companies. The integration of EMDERSA and AESEBA will be costly, complex and time consuming and will require substantial management attention. These costs could be greater than we currently anticipate, which could reduce our distribution segment´s profitability. The integration of these businesses could also disrupt the operation of our current business and their existing businesses, or result in additional administrative procedures or regulatory oversight. It could also adversely affect Edenor´s and their ability to maintain relationships with customers, suppliers, employees and others with whom Edenor may have business dealings. If we were to incur significant integration cost overruns or if the proposed integration would materially disrupt our existing distribution business this could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

     The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot make assurances that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. Nonetheless, the adoption by the Argentine government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated as an Argentine limited liability corporation (sociedad anónima) on February 20, 1945 under the name Frigorífico La Pampa S.A. In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building. In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us. Following this acquisition, we changed our name to Pampa Holding S.A. As a result of the acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we engage in the generation, transmission and distribution of electricity in Argentina. We changed our name again to Pampa Energía S.A. in September 2008.

     We operate our electricity businesses in a highly regulated environment. Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine government. In addition, our electricity prices and our transmission and distributions prices are subject to regulation by Federal and respective provincial governments. In addition, our electricity prices and our transmission and distribution prices are subject to regulation by the Argentine government, acting through the Secretaría de Energía (Secretariat of Energy) and the ENRE and, in connection with certain of our distribution businesses, to the relevant provincial authorities.

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

OUR BUSINESS

Overview

     We are the largest fully integrated electricity company in Argentina. Our generation subsidiaries had an aggregate installed generating capacity of approximately 2,000 MW as of December 31, 2010, representing 7.1% of the installed generating capacity in Argentina at such date, and generated a total of 5,943 net GWh of electricity during the year ended December 31, 2010, representing 5.1% of total electricity generated in Argentina during such period. We are also involved in different expansion projects to increase our generating capacity. We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 10,000 km of high voltage transmission lines that, as of December 31, 2010, represented approximately 95% of the high voltage system in Argentina, according to the information made available by CAMMESA. We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (both in terms of GWh and Pesos) in 2010, based on publicly available figures released by electricity distribution companies in Argentina.

     Our principal assets are divided among our electricity generation, transmission and distribution businesses, as follows:

Generation. Our generation assets include:
-	HINISA and HIDISA, two hydroelectric power generation systems with an aggregate installed capacity of 653.6 MW located in the Province of Mendoza, which we acquired in October 2006;
-	Güemes, a thermal generation plant with an installed capacity of 361 MW located in the Province of Salta, which we acquired in January 2007;

-	Loma de la Lata, a thermal generation plant with an installed capacity of 375 MW located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007;
-	Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007; and
-	EGGSA , a thermal generation plant with an installed capacity of 30 MW located in Piquirenda, General San Martin, in the Province of Salta, which we acquired in March 2011.
Transmission. We participate in the electricity transmission business through our co-controlling in Transener, which owns, operates and maintains the largest high voltage electricity system in Argentina, and, through its subsidiary Transba, which owns and operates a high voltage transmission system located within the Province of Buenos Aires. We acquired co-controlling interest in Transener in September 2006.
Distribution. We are engaged in the electricity distribution business through our subsidiary Edenor, holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, an area of 4,637 square kilometers and a population of approximately seven million people. acquired our controlling interest in Edenor in September 2007. In March 2011, Edenor acquired a interest in EDEN, an electricity distribution company with a concession area in the north center of Buenos Aires province, and in EMDERSA, which in turn controls EDESAL, EDELAR EDESA. EMDERSA provides services to approximately 530,000 clients and EDEN to 334,000 clients. Please see “Item 5. Operating and Financial Review and Prospects— Overview".

     In addition to our principal electricity assets, we hold other non-electricity assets and investments, including our investments in Petrolera Pampa S.A. (“Petrolera Pampa”); 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS, as well as other credits against CIESA and the rights over certain lawsuits related to the debt of CIESA; a 10.0% stake of the share capital of CIESA; our investments in Bodega Loma de la Lata S.A., and our investments in Pampa Real Estate S.A. Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

The following chart sets forth our corporate structure as of the date of this annual report.

Our Strengths

We believe our main strengths are the following:

  Leader in the Argentine Electricity Sector. We are the largest fully integrated electricity company in Argentina. Through our subsidiaries or our co-controlled companies, we own approximately 7.1% of the total installed electricity generation capacity in Argentina, we own approximately 95% of the high voltage electricity transmission lines in Argentina and our distribution network serves the largest number of electricity customers in Argentina, which at December 31, 2010 amounted to 2.7 million customers. In 2011, we added approximately 0.9 million new distribution customers through our acquisition of EDEN and EMDERSA (and its subsidiaries). By being a large consumer of natural gas for industries, we also became a relevant participant in the energy sector and have entered into investment agreements with key leading companies in the oil and gas production sectors in Argentina. As a result of our leading position in the electricity market and our participation in the energy market, we seek to maintain an ongoing dialogue with the Argentine government and regulators about issues related to the electricity and energy industries and possible improvements to the regulatory framework in which our businesses operate.
  Local Presence and Expertise. We believe that our senior management’s local presence and expertise are important strengths. Our management team has significant experience working in the Argentine energy sector, and understands the complexities of the Argentine business environment, including operating within a stringent regulatory framework. In addition, we have a proven track record of identifying and executing attractive investment opportunities, structuring innovative solutions and rapidly executing them. We have recently negotiated the acquisition of attractive distribution assets with additional potential for synergies and also debt and rights from the holding company of TGS that we expect could result in us becoming a co-controllers of TGS. We believe that our management team is well positioned to continue to identify and take advantage of opportunities in the Argentine electricity and energy sectors.
  One of the Most Seasoned Management Teams. It has been among our highest priorities to create one of the most experienced management teams in the electricity industry, based not only on the quality and experience of the executive officers that joined our business as a result of our acquisitions, but also based on the members of such management teams that we have recruited. Our generation segment has strong and stable operating management teams that have not changed significantly since our acquisition of these companies. Our distribution and transmission segments are operated entirely by their own management teams, each with significant experience and expertise in their respective sectors. We have also started to build our energy team with experienced professionals and to maximize transferable experience between sectors. We rely on them to continue to run these businesses and encourage interaction among all the teams to broaden and enhance their knowledge and understanding of the electricity and energy sectors in Argentina, which in turn creates productive and lasting synergies among the managerial teams in each of our sectors. In turn, we provide these companies with financial expertise and administrative direction, such as assistance in the sourcing and restructuring of their financial debt and the development and structuring of new projects.
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
  Efficient Capital Structure. We have been able to timely and successfully access the capital markets and the bank market to fund our growth and our expansions. In September 2006, we completed a Ps. 345 million capital increase, which was followed by a Ps. 1.3 billion capital increase in February 2007. We were also able to take advantage of negative global capital market conditions that started in 2008 to repurchase 39% of our outstanding debt and 14% of our then outstanding shares at asignificant discount to face and book value, respectively. Our transmission and distribution segmentshave successfully completed comprehensive debt restructuring transactions that significantly improvedtheir financial position and capital structure. During 2010 our distribution segment was able torefinance and extend its maturity profile; it issued U.S. $230.3 million of Senior Notes due 2022 and atthe same time exchange or cancelled U.S. $123.3 million of notes due in 2017. In 2011, Edenor issuedU.S. $69.7 million of Senior Notes due 2022, completing the original amount of the series of up toU.S. $300 million. During 2010 Edenor also cancelled all outstanding 2016 notes and U.S. $65.3million of notes due 2017. See “Item 5. Operating and Financial Review and Prospects—Liquidityand Capital Resources—Debt.” We believe we are well positioned to further develop our existingelectricity and energy assets and to continue to take advantage of new opportunities in both sectors.

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

Our Strategy

     Our business activities are focused on the development and value-enhancement of our electricity assets and our incipient energy business, while continuing to identify, evaluate and invest in other opportunities in the electricity and energy sectors in Argentina that we believe offer significant growth potential and/or synergies with our existing businesses. Our goal is to continue to deliver value to our shareholders by becoming a leading energy company in Argentina in terms of market share, operating excellence and profitability. We are seeking to realize this goal through the following key business strategies:

  Becoming Argentina’s Leading Company in the Supply of Electricity under the Energía Plus Plan and Other Market-Based Pricing Frameworks. We are currently completing the conversion of our Loma de la Lata thermal plant into a combined cycle, increasing its current installed capacity by approximately 176 MW. This expansion, estimated to be completed in the second half of 2011, will position us as the Argentine company with the largest installed new capacity available for the wholesale market under market-based pricing frameworks.
  Seeking Improvements to our Tariff and Pricing Schemes. We remain fully committed to working with the Argentine government to negotiate a new tariff regime for our distribution and transmission businesses that will provide us a reasonable return over these assets. In addition, we continue our efforts to improve the recognition of costs and margins of our existing generation assets.
  Increasing our Operating Efficiency. We are committing significant resources to achieving greater operating efficiency, reducing failure-related costs in our transmission business and improving the quality of our distribution services and the safety of our public infrastructure to allow us to reduce our energy losses to an optimal level. In addition, we seek to leverage the synergies of our various businesses and continue optimizing our commercial, administrative and technical resources in our generation segment, with special emphasis on identifying and fully developing all potential synergies of our recently acquired distribution assets with the efficient Edenor platform.

  Consolidating our Presence in the Energy Sector. We are committed to developing and implementing our current investment agreements with Petrobras and Apache to contribute to ensure the supply of natural gas to our generation units, and at the same time to continue to explore additional related business opportunities that can contribute to increase the profitability of our business. We are pursuing the final restructuring of the CIESA Debt with the expectation that this process would result in tangiblebenefits for CIESA, TGS, the shareholders of both companies and the users of the public serviceprovided by TGS, and also in a co-controlling interest in TGS for us.

  Identifying and Developing New Opportunities in the Electricity and Energy Sectors. We continue to seek and develop new opportunities in the electricity and energy sectors, including renewable energy and oil production projects. Through our extensive knowledge of and expertise in the electricity and energy sectors, we believe we are uniquely positioned to pursue any advantageous opportunities that may arise in these sectors in Argentina.
  Continue to Optimize our Capital Structure. Our management continues working towards the most efficient capital and financing structure at every company level, thereby maximizing value to our shareholders, and providing the flexibility required to continue taking advantage of new opportunities in the electricity and energy sectors.

Our Generation Business

     The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the year ended December 31, 2010 and 2009. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts. In addition, a portion of Güemes’ revenues is derived under long-term contracts for the exportation of electricity to Uruguay. When one of our units supplying a contract is not being dispatched, we purchase the energy required to supply that contract from the spot market. A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA due to a declared operating costs that is higher than that of the marginal cost at that given moment.

	Hidroelectric		Thermal			Total

Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2,004
Maket Share (1)	0.9%	1.4%	1.3%	1.3%	2.2%	7.1%

Net Generation Jan-Dec 2010 (GWh)	778	538	1,533	448	2,646	5,943
Maket Share (2)	0.7%	0.5%	1.4%	0.4%	2.3%	5.3%
Sales Jan-Dec 2010 (GWh)	1,080	851	2,523	527	3,481	8,463

Net Generation Jan-Dec 2009 (GWh)	854	600	1,699	926	2,390	6,469
Variation Net Generation 2010 - 2009	-8.9%	-10.3%	-9.8%	-51.6%	10.7%	-8.1%
Sales Jan-Dec 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,802

Average Price Jan-Dec 2010 (AR$ / MWh)	158.7	183.2	217.3	285.2	394.4	283.5

Sources: Pampa Energía S.A. and CAMMESA
(1)	Percentage of total installed capacity in Argentina.
(2)	Percentage of total net generation in Argentina for the relevant period.
Note: CTG(Güemes) includes physical equivalent to 326.2 GWh sold under Note 6866/09 in 2010. CTLLL (Loma de la Lata) includes physical equivalent to 47.6 GWh and 345.7 GWh sold under Note 6866 and 446 in 2010 and 2009. CPB (Piedra Buena) includes physical equivalent to 61.0 GWh sold under Note 6866/09 in 2010. For description of Note 6866 and Note 446, see "Item 5. Operating and Financial Review and Prospects - Cost of Sales"

     We are involved in several projects to increase the generating capacity of our generation assets within the framework of the Argentine government’s Energía Plus regulations and other market-based pricing frameworks. We expect that, pursuant to these regulations, we will be able to charge market prices for electricity generated through such expanded capacity (subject to maximum profit margins approved by the Argentine government) to large customers in the WEM. See “—The Argentine Electricity Sector.”

Our Energía Plus projects include:

  Güemes’ New Open-Cycle: this project is the first of the Energía Plus expansion projects to be completed. Construction was completed on the project in July 2008, and commercial operations began in September 2008. The project consists of a new natural gas-powered turbo generator. As a result of the commencement of commercial operations, Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW. The supplier of the new equipment was GE Packaged Power. The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.
  Loma de la Lata Project: this project consists of the expansion of Loma de la Lata’s current electricity generation capacity by 176 MW of nominal capacity by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. Loma de la Lata has entered into an engineering, procurement and construction contract for the installation and construction of one Siemens steam-turbine generator of approximately 176 MW of nominal capacity, three heat-recovery steam-generators and a water cooling tower. Loma de la Lata’s current 375 MW open cycle operates at an efficiency of approximately 2,650 Kcal/KWh, or 32.4%, and we currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 1,720 Kcal / KWh or 50% for 545 MW. Completion of the project is currently targeted for the third quarter of 2011. Due to technical faults in the steam turbine unit, which is part of Loma de la Lata’s installed capacity expansion project, commissioning for the commercialization of the combined cycle system generator has been postponed from its original target date. The project contractor, a joint venture (Unión Transitoria de Empresas, or “UTE”) between Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A., has disclosed a schedule, which indicates that the start of commercial operations could be delayed until approximately the end of the third quarter of 2011. Loma de la Lata has begun to take the steps necessary to collect both the anticipated contractual compensations, as well as the corresponding indemnifications from the insurance companies. On March 30, 2011, Loma de la Lata accepted an offer by the UTE pursuant to which mechanisms were established to solve the technical problems discussed above, as well as the procedures to be followed for the start of commercial operation of Loma de la Lata’s generation installed capacity expansion. Additionally, under the terms and conditions of such offer, the UTE in its role of contractor grants Loma de la Lata an exceptional discount equivalent to the amounts related to the last payment milestone under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, which is valued at U.S. $18.0 million.

Nihuiles and Diamante

History

     In May 2006, we entered into a stock purchase agreement with EDF International S.A. (EDFI), a wholly owned subsidiary of Electricité de France (EDF), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante. Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (Stein) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante. In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante. On that same date, we also made an offer to Nucleamiento Inversor S.A. (NISA) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante. All of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006. As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million, of which U.S. $4.9 million (plus interest) remains payable and is due in April 2012. We have pledged 12.5% of the capital stock of Nihuiles and 12.5% of the capital stock of Diamante to Banco Galicia as security for the payment of the remaining balance of the purchase price. In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA. Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties. As a result, we currently control, directly and indirectly, 56% of the capital stock and voting rights of HIDISA. On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million. As a result we now indirectly own 47.2% of the shares and votes of HINISA.

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

     Below are charts depicting the corporate structures of Nihuiles and Diamante as of the date of this annual report:

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

36

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

Diamante

     Diamante is a holding company that owns 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388.4 MW located in the Province of Mendoza. HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation and commercialization of hydroelectric power. HIDISA owns 2.3% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.3% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

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

The concessions provided for the creation of the following authorities:

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

     Performance guaranties. As security for the performance of their obligations under the respective concessions, HINISA and HIDISA have each deposited Ps. 2.0 million for the benefit of the relevant granting authority under the respective concession. Absent any set off by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreements, the guarantee amounts would be released to HINISA and HIDISA, respectively, upon the expiration or termination of the respective concession agreements.

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

HINISA’s operations

     HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the Nihuiles System). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza. The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I. The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m. The Nihuiles System has a total nominal installed capacity of 265.2 MW and effective power of 224 MW. Since 1990, the average annual generation has totaled 908 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (681 GWh) recorded in 1999.

     HINISA sells power under 247 contracts for a total of 60 MW of contracted capacity. The current outstanding contracts were entered into between 2009 and 2010 and expire between 2011 and 2012. We currently expect that most of these contracts will be renewed. 40.1% of HINISA’s sales were into the term market under the contracts described above, and 59.9% were to the spot market. Total revenues for the year ended December 31, 2010 were Ps. 171.9 million, corresponding to a net generation of 778 GWh, 8.9% lower than in 2009, with a hydraulic contribution of 878 Hm3, 8.0% lower than in 2009. In 2010, HINISA made 60% of its sales in the spot market.

The following chart shows certain relevant statistical data on HINISA:

	2010	2009	2008	2007	2006	2005
Net Generation (GWh)	778	854	886	1,053	1250	1028
Energy Purchases (GWh)	302	308	370	395	434	415
Total Energy Sales (GWh)	1,080	1,162	1,256	1,448	1684	1443

HIDISA’s operations

 HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the Diamante System). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. The Diamante System has a total nominal installed capacity and effective power of 388.4 MW. Since 1990, the average annual generation has totaled 612 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

 HIDISA sells power under 188 contracts for a total of 66 MW of contracted capacity. The current outstanding contracts were entered into between 2009 and 2010 and have expiration dates between 2011 and 2012. We currently expect that most of these contracts will be renewed. In 2010, 48.3% of HIDISA’s sales were into the term market under the contracts described above, and 51.6% were to the spot market. Total revenues for the year ended December 31, 2010 were Ps. 155.9 million, corresponding to a net generation of 538 GWh, 10.3% lower than in 2009, with a hydraulic contribution of 1,005 Hm3, 1.4% higher than in 2009. In 2010, HIDISA made 52% of its sales in the spot market.

The following chart shows certain relevant statistical data on HIDISA:

	2010	2009	2008	2007	2006	2005
Net Generation (GWh)	538	600	617	700	943	666
Energy Purchases (GWh)	313	327	351	356	345	309
Total Energy Sales (GWh)	851	927	968	1,056	1288	975

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

 Aside from our ownership interest in Güemes, the Argentine national government owns 7.74% of Güemes’ voting capital stock. Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

	2010	2009	2008	2007	2006	2005
Net Generation (GWh)	1,533	1,699	1,724	1,643	1666	1617
Energy Purchases (GWh)	664	521	252	123	116	206
Total Energy Sales (GWh)	2,523*	2,220	1,976	1,766	1782	1823

* Includes sales as per Note 6,866 for 326 GWh physical equivalents. For a description of Note 6,866, please see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Cost of Sales.”

     Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine. Güemes had net production of 1,533 GWh in 2010. Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and its proximity to major gas fields permits Güemes to enter into very competitive supply contracts in terms of price, quality, volume and delivery conditions throughout the year. Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW (245 MW of nominal capacity) and an average availability level of net production of 1.7 million MWh per year. Güemes steam turbine equipment is comprised of two Skoda steam turbines with a gross capacity of 63 MW (60 MW of nominal capacity) each and a third Skoda steam turbine with a gross capacity of 135 MW (125 MW of nominal capacity). Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW. Güemes mostly sells electricity to the local term market, to the Energía Plus market (see “Güemes - Expansion Project” below) and for export. During 2010 Güemes sold 617 GWh to the local term market under 40 contracts representing a total of 87 MW of contracted capacity, 573 GWh to the Energía Plus market (see “Güemes - Expansion Project” below), and 267 GWh in relation to its export contract.

     Güemes entered into an electricity export agreement with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) for the sale of 150 MW of generation to support CEMSA’s sales to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República del Uruguay (UTE). This agreement, executed in February 2003 with an original term of two years, was later extended until October 31, 2009. In November 2009, Güemes renegotiated the agreement including new pricing terms. The agreement was approved by the Secretary of Energy in December 2009 by means of Resolution No. 1076/2009. The new agreement is effective from January 2010 through November 2011. A Minimum Availability Payment (“MAP”) clause was set at U.S. $400,000 per month and the price for energy actually delivered was set at U.S. $77 per MWh from January 2010 through April 2010. This price scheme will be adjusted every six months, to take into consideration potential changes in gas prices. The MAP recovery in favor of UTE is triggered if Güemes is unable to deliver electricity for at least 37 hours during a two-month rolling period. The amount of recovery available in connection with the MAP is equal to one month’s payment for every two months during which such non-delivery occurs. If there are no export restrictions but Güemes fails to deliver electricity when requested by UTE because of its own unavailability or transmission constraints, UTE would withhold from the MAP the price of the energy not delivered for up to 80% of the MAP. In November 2010, Güemes entered into a second addendum to the UTE 150 MW Export Agreement with CEMSA for the period November 2010-November 2011, which sets the energy price at U.S. $77 per MWh and keeps the MAP at U.S. $ 400.000 per month, with the exception of the period May 2011 to September 2011, in which there is no such payment. As of the date of this annual report, we cannot assure you that this agreement will be renegotiated beyond November 2011.

     Güemes’ current installed generation (361 MW) has an estimated maximum gas consumption level of 2,250 dam3/day, which is a measure of the volume of gas consumed in a day. One cubic decameter per day is equal to 1,000 cubic meters per day. Güemes is currently a party to a 200 dam3/day gas supply contract with Tecpetrol S.A. (interruptible) that is scheduled to expire in April 2011 (expected to be renegotiated based on the producer’s availability of gas), and two contracts with Pan American Energy, one for 550 dam3/day (70% take or pay), which is scheduled to expire in December 2011, and another with a monthly variable volume. In September 2010, an agreement was entered into with ENARSA for the provision of gas imported from Bolivia. During 2011, Güemes will keep the agreement with ENARSA for an Agreed Daily Maximum Quantity of 500 dam3 per day. This amount will be increased to 700 dam3 per day when the Juana Azurduy gas pipeline becomes operational. As of the date of this annual report, we estimate this pipeline to be operational by the end of June 2010. With respect to gas transportation contracts, Güemes is currently a party to a 350 dam3 per day firm transportation contract with Transportadora de Gas del Norte S.A. (TGN) that is scheduled to expire in 2027, a 500 dam3 per day distribution contract with Gasnor that is scheduled to expire in May 2012, a 250 dam3 per day firm transportation contract (also with Gasnor) which expires in 2011 and finally a 440 dam3 per day non – firm gas transportation contract with Gasnor which also expires in 2011. We expect to renegotiate Gasnor’s contracts expiring in 2011.

     In 2011, we expect that Güemes’ generation will depend on electricity demand in the Provinces of Salta and Jujuy, on new generation capacity available in that region and on transmission restrictions. A new 132 kv transmission line linking Cobos with Salta Norte is expected to become operational in 2011 and will permit the dispatch of one of the 63 MW steam turbines as base load. Güemes will be able to dispatch its full installed capacity without restrictions when the new North West Region to North East Region (NOA-NEA) 500Kv. high voltage transmission line becomes operational, which we expect to occur by October 2011.

Güemes expansion project

 Consistent with our strategy of enhancing the value and profitability of our generation assets by expanding the generating capacity of certain of our power generation plants within the framework of the Energía Plus regulations, in 2008 we completed the first of these projects, which expanded Güemes’ generation capacity through the installation of a new, state-of-the-art gas-fired turbine.

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

Royalty assignment agreement

 In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign to Güemes approximately 400,000 m3 per day of natural gas which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory. In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price. The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause. The daily amount under the agreement can be increased to 500,000 m3 per day if the production of gas in the Province of Salta increases from its current levels. As of the date of this annual report, Güemes had not requested any deliveries under this agreement because it was able to supply the new 100 MW of generation with gas contracted with local producers.

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

Operations

 Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of 375 MW, and an average effective capacity of 369 MW. The Loma de la Lata plant has three gas turbines with an installed capacity of 125 MW each (123 MW average effective capacity each) and is located near one of the largest gas fields in Argentina bearing the same name. Loma de la Lata had a net production of 448 GWh in 2010.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2010	2009	2008	2007	2006	2005
Net Generation (GWh)	448	926	1,745	1,772	1263	1253
Energy Purchases (GWh)	32	26	72	27	31	43
Total Energy Sales (GWh)	527*	1,297*	1,817	1,799	1294	1296

* Includes sales as per Note 6,866 for 47 GWh and 345 GWh physical equivalents in 2010 and 2009, respectively. For a description of Note 6,866, please see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Cost of Sales.”

Loma de la Lata expansion project

     We plan to expand the generating capacity of Loma de la Lata by building and installing within the current plant the generation facilities and equipment required to convert the plant’s existing units into a combined cycle gas-fired power plant. This development plan provides for three heat recovery steam generators and a new turbosteam electric generation unit whose operation will take advantage of the hot gas being released by the existing Loma de la Lata gas turbines. The installation of the steam turbine will provide a combined cycle system that is expected to increase the plant’s capacity by approximately 50%, or 176 MW of nominal capacity, bringing the plant’s total capacity to approximately 545 MW. The steam that will power the steam turbines is a natural by-product of the current operations at the plant, and the expansion will require no additional gas consumption. Completion of the Loma de la Lata expansion project requires the installation of:

  one Siemens steam-turbine generator of about 176 MW of nominal capacity;
  three heat-recovery steam-generators;
  a water-cooling tower; and
  other ancillary installations related to a combined cycle plant.

     In September 2007, Loma de la Lata entered into a construction agreement and a materials, equipment and off-shore supply agreement with the Spanish company Isolux Corsan Argentina S.A. and certain of its subsidiaries (the “UTE”). Work on the expansion project was advancing according to the terms of these agreements, and the combined cycle was expected to be tested and synchronized with the grid in the first quarter of 2011. Due to technical faults in the steam turbine unit, which is part of Loma de la Lata's installed capacity expansion project, commissioning for the commercialization of the combined cycle system generator has been postponed from its original target date. The UTE has disclosed a schedule, which indicates that the start of commercial operations could be delayed until approximately the end of the third quarter of 2011. Loma de la Lata has begun to take the steps necessary to collect both the anticipated contractual compensations, as well as the corresponding indemnifications from the insurance companies. On March 30, 2011, Loma de la Lata accepted an offer by the UTE pursuant to which mechanisms were established to solve the technical problems discussed above, as well as the procedures to be followed for the start of commercial operation of Loma de la Lata’s generation installed capacity expansion. Additionally, under the terms and conditions of such offer, the UTE in its role of contractor grants Loma de la Lata an exceptional discount equivalent to the amounts related to the last payment milestone under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, which is valued at U.S. $18.0 million. The current target date for the commencement of commercial operations of the Loma de la Lata expansion project is by the third quarter of 2011.

     The Loma de la Lata expansion project is expected to cost an aggregate of U.S. $215.4 million (not including financing costs, VAT and other taxes but deducting the exceptional discount provided under the agreement with the UTE described above). As of the December 31, 2010, Loma de la Lata had paid U.S.$206.0 million of this amount. Loma de la Lata is financing a portion of the remaining cost of the expansion project through two facility agreements with ABN AMRO Bank N.V., Standard Bank Plc. (in their capacity as lenders), and ABN AMRO Bank N.V., Argentine Branch (in its capacity as administrative agent and valuation agent), entered into in May 2008. We provided full and unconditional guarantees for each of these facility agreements, and an additional guarantee was granted by the deposit in an escrow account of the portion of the proceeds of the September 2008 issuance, in the local Argentine market, of U.S. $178 million aggregate principal amount of 11.25% Loma de la Lata senior notes due 2015, which are also guaranteed by us until satisfaction of certain conditions, primarily related to the completion of the expansion project. Loma de la Lata plans to use the remainder of the proceeds to make payments under other agreements related to the expansion project and refinance other debt related to the expansion project. See “Item 5. Operating and Financial Review and Prospects—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory repurchase offer in case of change of control in Loma de la Lata.

       On October 4, 2009 Loma de La Lata entered into an agreement with CAMMESA to sell part of the net capacity resulting from the expansion project and the corresponding electricity generated. This agreement covers a minimum of 50% of the Project’s net capacity, with the final percentage to be determined at the time the project starts its commercial operation and will depend on the amount of credits, from Loma de La Lata’s or third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the project. The agreement sets a capacity payment of U.S.$33,383 per MW-month and an energy payment of U.S.$4 per MWh. The term of the agreement is 10 years from the date the project starts its commercial operation. Loma de la Lata intends to sell the remaining electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program.

     On September 8, 2008, Loma de la Lata sold an Alstom turbine for approximately Ps. 84.7 million. Loma de la Lata had acquired this turbine for its use in potential generation projects. As a result of changes in technical and economic circumstances in connection with the projects for which the turbine had been purchased, Loma de la Lata decided to sell this asset. We recorded a Ps. 61.2 million loss in our consolidated financial statements as of December 31, 2008 included elsewhere in this annual report in connection with this sale.

Natural gas supply

     To be able to sell the electricity generated by the Loma de la Lata expansion project within the Energía Plus market and under the agreement with CAMMESA rather than in the spot market (as described above), Loma de la Lata will need to have firm gas supply contracts in place at the time it begins commercial operations.

     Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name. This gas field is 100% owned by Yacimientos Petrolíferos Fiscales S.A. (“YPF”), the largest oil and gas company in Argentina, controlled by the Spanish energy company, Repsol YPF. The Loma de la Lata gas field delivers approximately 33,000 dam3 per day. Loma de la Lata’s maximum gas consumption is estimated at approximately 2,800 dam3 per day. Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field and is able to enter into gas supply agreements with gas producers other than YPF and then swap them with YPF in exchange for gas at the site.

     Because the Loma de la Lata’s expansion project will help reduce the consumption of fuel oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through, in its variable cost of production, the cost of gas that Loma de la Lata purchases through the Gas Plus scheme. Gas Plus is a program launched by Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields. As stated in Resolution 24/2008, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy. The authorized prices of Gas Plus as of the date of this annual report (U.S. $5.00 per MM BTU to U.S. $5.22 per MM BTU) are higher than that of the regulated gas price for thermal generation. As a result of this agreement Pampa Energía S.A., and Loma de la Lata in particular, will become an important consumer of Gas Plus in Argentina.

As of the date of this annual report, Loma de la Lata is a party to the following gas agreements:

  Firm gas supply agreements with Apache Energía Argentina S.R.L. for up to 800 dam3 per day and 595 dam3 per day, both expiring in 2013,
  Firm gas supply agreements with Petrobras Argentina S.A. for up to 400 dam3 per day expiring 15 months from the commercial operations date of Loma de la Lata, and for up to 228 dam3 per day expiring 4 years from the commercial operations date of Loma de la Lata’s expansion project,
  Firm gas supply agreement with Pan American Energy LLC Sucursal Argentina for up to 800 dam3 per day expiring in December 2011,
  Firm gas supply agreements with Petrolera Pampa S.A. for up to 172 dam3 per day expiring 4 years from the commercial operations date of Loma de la Lata’s expansion project, and for up to 105 dam3 per day expiring in 2013, and

  Transportation agreements with TGS and Transportadora de Gas del Norte S.A. (TGN), which allows Loma de la Lata to receive natural gas from natural gas producers other than YPF and to store gas if for any reason the plant is not able to burn the gas assigned. Instead of returning the gas to the gas producer, the gas is “stored” in the pipeline.

Central Piedra Buena

History

 In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of MatlinPatterson for the acquisition of 100% of the capital stock of CIE, which in turn holds 100% of the capital stock of Central Piedra Buena S.A. (Piedra Buena), which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers from the City of Buenos Aires. The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

Operations

 Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each. Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded. Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system. In addition, Piedra Buena has its own facilities at the Bahía Blanca port, and although Piedra Buena shares these facilities with other companies, it has a priority right to use the port’s loading facilities. Piedra Buena sells electricity to the spot market and the local term market. During 2010 Piedra Buena sold 1,000 GWh to the local term market under 176 contracts for a total contracted capacity of 175 MW. Piedra Buena has an estimated maximum fuel consumption of 3,900 dam3 per day when running on natural gas and 3,400 tons per day when running on fuel oil. Piedra Buena had a net production of 2,646 GWh in 2010. Of this amount, Piedra Buena generated 1,463 GWh of electricity using natural gas and the remaining 1,183 GWh using fuel oil, consuming a total of 150,653 dam3 of natural gas and 568,515 tons of fuel oil.

The following chart shows certain relevant statistical data on Piedra Buena:

	2010	2009	2008	2007	2006	2005
Net Generation (GWh)	2,646	2,390	3,312	3,035	2192	1958
Energy Purchases (GWh)	774	808	415	10	12	12
Total Energy Sales (GWh)	3,481*	3,198	3,727	3,045	2204	1970
* Includes sales as per Note 6,866 for 61 GWh physical equivalents. For a description of Note 6,866, please see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Cost of Sales.”

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

     As of the date of this annual report, Piedra Buena is party to an interruptible gas supply contract with Powerco (4,000 dam3 per day) and non-firm agreements with certain producers which are dependent on the availability of gas of those producers (Pan American Sur, Total Austral) at the time Piedra Buena requires it. Piedra Buena is also party to an interruptible gas transportation contract with Camuzzi Gas Pampeana for a daily-variable capacity, and to interruptible gas transportation contracts with TGS for up to 3,600 dam3 per day. Piedra Buena also is a party in firm natural gas transportation capacity agreements for 181 dam3 per day with Powerco, and for another 181 dam3 per day with TGS.

Ingentis project

     The Ingentis project involved the construction of a new electricity gas-fired generation plant in the Province of Chubut. As of the date of this annual report, we own 50.05% of the capital stock of the project company, Ingentis S.A. (“Ingentis”), the Province of Chubut owns 39% of the capital stock, and Petrominera Chubut S.E. owns the remaining 10.95% of the capital stock. In August 2007, Ingentis and the Province of Chubut entered into a royalty assignment agreement pursuant to which the Province of Chubut agreed to assign to Ingentis the right to receive the gas that the Province is entitled to collect from gas producers within the Province as in-kind royalties and which could be required for the implementation of the Ingentis project.

We had initially commenced developing the Ingentis project in a joint venture with Emgasud S.A.

(“Emgasud”). In this respect, we and Emgasud each owned 50% of Inversora Ingentis S.A. which, in turn, held 61% of the capital stock of the project company. In October 2008, pursuant to the terms of a shareholders’ agreement between us and Emgasud relating to the Ingentis project, Emgasud notified us of their decision to exercise their option to buy our stake in Inversora Ingentis. The transaction was supposed to close in January 2009, and pursuant to our arrangement with Emgasud, Emgasud assigned to a collateral trust its shareholdings in Inversora Ingentis in order to guarantee payment for our shares. On January 5, 2009, as a result of the non-compliance of Emgasud with its payment obligations, the trustee transferred to us all the shares of Inversora Ingentis held by Emgasud, and Inversora Ingentis is currently a wholly-owned subsidiary of our company. On July 16, 2010, Inversora Ingentis S.A. (“Inversora Ingentis”), the shareholder that controls Ingentis, accepted an offer from Petrominera Chubut S.E. to sell 10.95% of the equity of Ingentis, for the amount of approximately Ps. 33.4 million (U.S. $8.5 million) to be paid as follows: (i) 50% of the price at the time of the closing of the transaction, and (ii) the remaining 50% in 24 monthly installments plus interest. As a result of this transaction, Inversora Ingentis has reduced its stockholding to 50.05% in Ingentis. In addition, Inversora Ingentis and Petrominera Chubut S.E. have agreed to make their best efforts to reduce the capital stock of Ingentis by cancelling 100% of Inversora Ingentis’ stockholding.

     The following graph sets forth the corporate structure in connection with the Ingentis project as of the date of this annual report:

     We expected that power generated by the Ingentis project would be marketed within the framework of the Energía Plus regulations. In furtherance of this project, Ingentis entered into a contract with GE Packaged Power Inc. and General Electric International (collectively, the “Supplier”) for the purchase of two 102.3 MW natural gas turbine generators at a purchase price of U.S. $70.2 million. The completion of the first phase of the project, which consisted of the installation of those two natural gas generators, was originally targeted for early 2010 and was estimated to generate 1,600 GWh of electricity annually. Plans for next phases of the project were not finalized.

     Based on the national and international financial outlook of late 2008 and of 2009, the project was reviewed, specifically with regard to the capacity to be installed and the location of the project in light of natural gas supply and transportation issues. In relation to this review, Ingentis’ Board of Directors decided to put the turbines up for sale and to consider also other alternatives for the units, as it believed this decision to be the best choice given the changes to the technical and financial conditions that affected the project as originally planned. Ingentis has negotiated with the Supplier the cancelation of the contract for the sale of one of the units, which had not been paid in full as of that date, and is negotiating the sale of the other unit with a potential buyer. As of the date of this annual report, Ingentis has received: (i) from the Supplier, the reimbursement of the payments Ingentis had made for that unit, less certain commissions related to the transaction and other related costs, for a total of U.S. $26.9 million, and (ii) from the potential buyer, an advanced payment of U.S. $5.0 million.

Our Transmission Business

Citelec

History

     In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC to acquire 68,400,462 shares of Transelec Argentina S.A. (Transelec), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million. Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina. Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders. The remaining 50% of Citelec’s capital stock was more recently acquired by Electroingeniería S.A. (Electroingeniería) and the Argentine state-owned company, Energía Argentina S.A. (Enarsa). The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

     Transener was privatized in July 1993, when Citelec was awarded the Argentine government’s controlling stake in Transener. In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires. Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

     Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina. Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning more than 10,000 km Transener also owns and operates one of the six regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,000 km.

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

     Transelec, Electroingeniería and Enarsa have entered into an operating agreement under which each of Transelec, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations. In addition, Transelec, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting. The operating fee payable by Transener under such agreement is equal to 2.75% of its energy transmission revenues. Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2010 represented approximately Ps. 6.9 million.

The following chart depicts the organizational structure through which Transener operates:

     Our transmission operations generate both regulated and non-regulated revenues. Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system. On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2010, were Ps. 347.1 million (Ps. 173.6 million on proportional consolidated basis), representing 59.5% of Transener’s consolidated net revenues for such period.

     In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses. Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project. Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999, and that ends in December 2014. Following the adoption of the Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement. In December 2008, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008. Because the ENRE did not set an adjustment procedure for these payments, Transener submitted an administrative claim. We cannot predict when the ENRE will respond to our request. Notwithstanding the above, on March 30, 2011 the ENRE (Resolution 150/2011) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), in effect from July 2010, and instructed CAMMESA to make the corresponding adjustments. On April 7, 2011, Transener filed a claim against Resolution No. 150/2011, as it did not include that the retroactive payment should be made in addition to late interest payments. No assurance can be made that the ENRE will comply with Transener´s requests to redetermine its revenues resulting from expansions in the future or that it will be successful in its claim against Resolution No. 150/2011. On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2010, were Ps. 86.5 million (Ps. 43.3 million on proportional consolidated basis), representing 14.8% of Transener’s consolidated net revenues for such period.

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
  the operation and maintenance of certain assets of the Transener network;
  operation and maintenance services provided to third parties who are not independent transmission companies;
  non-network line operation and maintenance;
  international operations; and
  other services (which include, among others, technical assistance, engineering services, equipment installation and training).

     In recent years, Transener’s international operations mainly consisted of the operation and maintenance of high voltage transmissions lines in Brazil, through the provision of contracted services to certain companies that were awarded transmission concessions in Brazil. Most of these contracts were concluded in 2007. In 2009, Transener entered into new contracts to deliver services in Brazil. In 2010, Transener wrote-down of its investment in Transener Internacional Ltda., due to the adverse situation that the subsidiary was going through.

     On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2010, were Ps. 150.1 million (Ps. 75.0 million on proportional consolidated basis), representing 25.7% of Transener’s consolidated net revenues for such period.

Tariffs

     The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE in accordance with such concession agreements and Argentine Law No. 24,065 (the Electricity Law) and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations. Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing. The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index). The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE. However, the Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed. Transener completed its first tariff review process in 1998, but as a consequence of the Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) was replaced by the renegotiation process contemplated by the Emergency Law. In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine government. These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Revisión Tarifaria Integral (Integral Tariff Review, or the Transener RTI), pursuant to which rules Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%. These agreements also provide rules for the full tariff review to be conducted by the ENRE.

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

     Financial projections. Transener’s current agreement with the Argentine government is based on economic and financial projections for 2005 that were submitted by Transener, including operating costs, investments, amortizations, taxes, fees and cash balance estimations. The tariff may be adjusted by the ENRE during the transition period depending on cost-variations over costs reflected in the 2005 financial projections. Transener must also comply with the investments included in these financial projections in order to use its cash balance to pay dividends and debt. Transener must report on a quarterly basis to the ENRE with respect to its financial performance.

Cost increases and the Instrumental Agreements

     Transener and Transba requested that the ENRE readjust their respective tariffs to take into account the impact of the salary increases resulting from the application of Decrees No. 392/2003, 1347/2003, 2005/2004 and 1295/2005 and the increases in operating costs that Transener and Transba have incurred since December 2004. To this end, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration. On July 31, 2008, the ENRE adopted Resolutions No. 328/2008 and No. 327/2008, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases. The adjusted tariffs are effective retroactively as from July 1, 2008. Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) does not match the real cost increase incurred as of 2004, Transener and Transba have submitted administrative claims seeking the difference.

     Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/2004 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in the Definitive Agreements for such purpose. In that way, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, which led to the initiation of judicial claims. The Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Service Contracts Unit, or UNIREN) has stated that the mechanism for monitoring of costs and regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, and that the delay in the definition of said process is not attributable to the Concessionaires and it could not lead to undermine their rights.

 Finally, on December 21, 2010, an Instrumental Agreement (the “Instrumental Agreement”) related to the Definitive Agreement was entered into with the Secretariat of Energy and the ENRE, setting forth as follows:

(i)	the recognition of Transener and Transba´s rights to collect the amounts resulting from the variations of costs during the period from June 2005 to November 2010,
(ii)	the mandatory cancellation of the financing received from CAMMESA, through the assignment of credits resulting from the recognition of the above mentioned variations of costs,
(iii)	a mechanism of cancellation of the pending balances,
(iv)	an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii), and
(v)	a procedure for the calculation and payment of cost variations between December 1, 2010 and December 31, 2011, calculated biannually.

 The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2010, through the financing of CAMMESA. Consequently, net revenues for Ps. 61.9 million and interest income for Ps. 80.7 million, have been registered by Transener.

 In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

Differences for Connection and Capacity

	Transba	Transener	Total
	(in millions of Pesos)
Principal	75.9	189.3	265.2
Interest	43.2	104.8	148.0
Total	119.1	294.1	413.2

 Pursuant to the Instrumental Agreement and subject to its fulfillment, Transener and Transba withdrew their judicial claims for delay against the ENRE requesting the recognition of the increased costs and the public hearing in order to complete the full RTI.

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

Property, plant and equipment

     As of December 31, 2010, Transener operated and maintained the following assets throughout fourteen provinces in Argentina:

Transmission Lines
500 kV	10,036	km
220 kV	568	km
Connection Equipment
500 kV linkage	35
220 kV linkage	3
132 kV linkage	91
Transformation Equipment
Capacity	12,800	MVA
Reactive Equipment
Capacity	12,530	MVAr

 As of December 31, 2010, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177	km
132 kV	5,534	km
66 kV	398	km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	52
66 kVlinkage	7
33 kVlinkage	179
13.2 kVlinkage	294
Transformation Equipment
Capacity	5,277	MVA
Reactive Equipment
Capacity	23	MVAr

Our Distribution Business

Electricidad Argentina (EASA)

 EASA is the holding company of Edenor, our distribution subsidiary. In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (DESA) and IEASA S.A. (IEASA), which collectively held 100% of EASA’s capital stock, in exchange for new shares of our capital stock. The total number of shares of our capital stock to be received by the indirect EASA shareholders was subsequently adjusted pursuant to the terms of a stock subscription agreement entered into in July 2007. Following the receipt of a fairness opinion and the favorable review by our audit committee, the terms of such transaction were approved by our shareholders at a meeting held on August 30, 2007. The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA. On March 28, 2011, DESA and IEASA merged into IEASA. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

     Prior to its acquisition in September 2005 by, among others, DESA and IEASA, EASA’s capital stock was held by EDFI, and was engaged in certain other business activities (including holding the capital stock of other EDF affiliates). Since October 2005, EASA’s activities have been limited to the holding of its 51% controlling stake in Edenor and to providing certain financial consulting services to Edenor. In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in new U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s activities are limited to the holding of its controlling stake in Edenor, EASA’s ability to meet its debt service obligations under these new notes depends largely on the payment by Edenor of dividends or other distributions or payments to EASA.

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

Empresa Distribuidora y Comercializadora Norte (Edenor)

     Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2010. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. As of December 31, 2010, Edenor served 2,662,068 customers.

Edenor’s concession

     Edenor is a public service company incorporated on July 21, 1992 as part of the privatization of the Argentine state-owned electricity utility, SEGBA. At the time of privatization, SEGBA was divided into three electricity distribution companies, including Edenor, and four electricity generation companies, and, as part of the privatization process, in August 1992 the Argentine government granted Edenor a concession to distribute electricity on an exclusive basis within a specified area, which we refer to as Edenor’s service area, for a period of 95 years.

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

  the time required to connect new users;
  voltage fluctuations;
  interruptions or reductions in service; and
  the supply of electricity for public lighting and to certain municipalities.

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

     Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI. The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments. For the year ended on December 31, 2008, Edenor recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. Edenor did not record any adjustments in 2009 and 2010. As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay approximately Ps 361.6 million in accordance with the payment plan provided for in the Adjustment Agreement. This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect. In 2010, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 80.0 million, which represented 3.6% of Edenor’s energy sales. As of December 31, 2010 Edenor’s accrued fines and penalties imposed by the ENRE amounted to Ps. 455.4 million as compared to Ps. 377.5 million as of December 31, 2009.

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

     Revocation of concession. The Argentine government has the right to revoke the concession if Edenor enters into bankruptcy and the government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net of any debt owed by Edenor to the Argentine government, and any residual proceeds will be distributed to Edenor’s shareholders.

     Tariffs. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

  the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;
  Edenor’s regulated distribution margin, which is known as the value-added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and
  any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

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

     According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE failed to make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh. In 2008, Edenor collected Ps. 84.6 million through PUREE funds. On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The modification to the ENRE rate charts did not have any effect on Edenor’s VAD. The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government. As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine government.

     Edenor’s concession authorizes it to charge a distribution margin (VAD) for its services to seek to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base. Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices. However, the Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses. As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

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

     Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007. As of December 31, 2010, Edenor had invoiced Ps. 197.2 million of this amount.

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

     As of June 1, 2011, Edenor had submitted to the ENRE seven requests from CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
Cumulative:		47.829%

     As of the date of this annual report the ENRE has not yet responded to these requests (other than the request submitted in May 2008, which it authorized, but it has not approved a new tariff scheme including this tariff increase). Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant Edenor these increases in full, or at all, or if granted, that Edenor will be able to bill its customers or otherwise recover these increases from other sources of payment (such as PUREE). These increases, and any further increases granted under the CMM, will remain in force until the approval of a new tariff structure under the RTI.

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

     The following chart shows the variation in Edenor’s average tariff, including taxes, in Pesos per MWh in the periods indicated:

     Customers. As of December 31, 2010, Edenor served 2,662,068 customers. Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

  Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW. In 2010, this category accounted for approximately 40% of Edenor’s electricity sales.
  Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2010, this category accounted for approximately 8% of Edenor’s electricity sales.
  Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2010, this category accounted for approximately 8% of Edenor’s electricity sales.
  Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. In 2010, this category accounted for approximately 18% of Edenor’s electricity sales. This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.
  Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market. As of December 31, 2010, the total number of such large users was 643, and in 2010 this category represented approximately 20% of our electricity sales.
  Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2010, this category accounted for approximately 5% of Edenor’s electricity sales.

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

     Shantytowns. In accordance with the terms of its concession, Edenor supplies electricity to low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor is compensated for the service Edenor provides to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown. In addition, Edenor is compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement. The term of the new framework agreement was four years, commencing from January 1, 2003, which could be renewed for another four-year term if the parties agree. The Framework Agreement expired on December 31, 2006. On October 26, 2006, Edenor entered into a Payment Plan Agreement with the government of the Province of Buenos Aires that establishes the conditions pursuant to which the Province of Buenos Aires will honor its obligation to Edenor amounting to Ps. 27,114, for the period from September 2002 to June 2006, which the Province agrees to verify in accordance with the provisions of the new Framework Agreement. In addition, the Province agrees to pay the debt and resulting from this verification, in 18 equal, consecutive and monthly installments

     On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007. The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009. Throughout this process, Edenor continued to supply energy to shantytowns. Edenor’s receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 33.0 million as of December 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008. In March 2010, Edenor signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to it by the Province of Buenos Aires under the new framework agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds (Bonos de Cancelación de Deuda), which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province. The agreement was signed subject to the approval of the Provincial Executive Power and Edenor's board of directors. Edenor’s board accepted the agreement in the meeting held on April 27, 2010. In May 2010, Edenor received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million (principal amount) of Cancellation Bonds. These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011. The Cancellation Bonds received by Edenor amortize in twelve equal and consecutive payments, have a three month grace period for capital payments and earn interest at a rate of BADLAR plus 450 base points and are freely transferable. As of December 31, 2010, we hold Ps. 8.7 million of Cancellation Bonds and all payments on these Cancellation Bonds have been made according to schedule.

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

     The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area in the last ten years:

				Year ended December 31,
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Technical losses	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%
Non - technical losses	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%
Total losses	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%

Acquisition of EMDERSA and AESEBA

     On January 19, 2011 we agreed to acquire, directly or through one or more designees, from certain subsidiaries of AEI the following assets:

(i)	77.2% of the outstanding capital stock of EMDERSA, a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries EDESAL, EDELAR and EDESA, and in the generation of electricity through its subsidiary EGSSA; and
(ii)	100% of the outstanding capital stock of AESEBA, an electric utility company, which owns 90% of the outstanding capital stock of EDEN, an electricity distribution company with the concession area in the northern part of the Province of Buenos Aires.

     Pursuant to the terms of the sale of the shares described above, on February 25, 2011 the Company made an offer to Edenor, which Edenor accepted on March 4, 2011, to become the purchaser of the shares described above and Edenor purchased the shares (other than shares representing approximately 0.01% of the outstanding capital stock of AESEBA, in respect of which the Company remained as purchaser) on March 4, 2011 for a total purchase price of U.S. $140.0 million. The transaction also involved the assignment to certain of our affiliates of certain rights that AEI had over AESEBA, EDEN and EMDERSA and its subsidiaries.

     As of the date of this annual report Edenor is exploring the possibility of divesting one or more of the newly acquired assets described above. Although Edenor has received preliminary indications of interest from third parties in respect of certain of these assets and it has engaged in preliminary discussions with several of these third parties, we cannot make assurances that Edenor will sell one or more of these assets or on what terms any such sale may be made. Upon the terms of the offer made by the Company to Edenor, as accepted by the latter, to the extent Edenor divests any of these assets on or before March 4, 2014, the Company shall have a right to receive 50% of any net consideration received by Edenor as a result of the sale of any such assets in excess of the consideration paid by Edenor to AEI subsidiaries.

Other Businesses

Petrolera Pampa

     On January 21, 2009, we constituted Petrolera Pampa. We directly and indirectly control 100% of Petrolera Pampa’s capital stock. As of the date of this annual report, Petrolera Pampa is developing several investment projects mainly related to the development of new gas areas,

Introduction to the Hydrocarbon Market - Market De-regulation

     Until the early 1990s, the Argentine government ran most hydrocarbon-related activities, including exploration, production and transportation. Despite the fact the Ley de Hidrocarburos (the “Hydrocarbons Law”), which was passed in 1967, allowed the government to grant exploration permits and concessions to the private sector, this power was rarely exercised. Prior to 1989, private sector companies engaged in exploitation activities through services agreements with YPF. The oil thus extracted was delivered to YPF, which would then allocate it to refineries. Oil prices were fixed by the Argentine government at levels that were generally significantly below international prices.

     In 1989, with the enactment of the Ley de Reforma del Estado y Emergencia Económica (Law for the Reform of the State and Economic Emergency), the hydrocarbon sector was de-regulated. The new regulatory framework included the following: certain exploitation concessions were to be awarded through a bidding process; partnering agreements could be made with YPF to explore and exploit certain productive areas; starting in 1991, official prices for crude and refined products would be eliminated; and starting in 1994, the price of gas at the wellhead would be de-regulated. Another development was the creation of a regulatory entity vested with powers to enforce the newly-established framework, the Ente Nacional Regulador del Gas (National Gas Regulating Body, or ENARGAS).

     Upon enactment of the Hydrocarbons Law, the provinces received ownership rights over the reserves of crude oil and gas situated within their territories, and the provinces themselves were empowered to grant concessions to private companies.

     The reform of the sector led to the free establishment of prices and a more efficient market, as a result of the participation of private sector players and competition. Total gas output rose by 83% in the period from 1992 to 2002, and oil output rose by 37% during the same period. Gas reserves increased by 23% and oil reserves increased by 40% during the same period.

     The Ley de Emergencia Pública (Public Emergency Law), which was passed in 2002, introduced changes to the dynamics of the hydrocarbon sector. Some of the provisions under that law include withholdings on exports of liquid hydrocarbons and their by-products, limits on price increases in the gas market and certain restrictions on exports.

Gas Market

     Various reforms of the gas market aim to regulate the supply of gas to ensure that priority demand (i.e., households and small retailers) is met. This scheme is known as the Producers’ Agreement. In this respect, demand is divided into the following segments:

  Households and small retailers (“priority demand”)
  Compressed natural gas
  Industrial/ power plants

  Exports

     Each segment pays a different price for gas, with the industrial and the export segments being the only segments that admit the free establishment of prices. The new regulatory structure, which was established by Resolution 208/04, Resolution 599/07 and Resolution 1070/2010, among others, set forth that each producer must maintain sales of gas to each sector at the same levels as in 2006, and if they do not on grounds of decreased output, there will be a re-allocation of their gas in such a manner as to ensure that priority demand should always be met. The prices in local currency of the regulated segments, except for the priority demand segment, underwent slight increases in the past years, in order to gradually move them nearer the unregulated price, which is much higher than the present-day prices in the rest of the sectors.

Changes in Certain Natural Gas Prices (Neuquén Basin)

     The rate of growth in investments in recent years was not the same as that experienced in the 1990s. As a result, output could not keep up with demand and, therefore, exports were reduced to a minimum, and in winter time, the industrial sector is sporadically subject to interruptions in supply. This circumstance, compounded by a decline in the volume of reserves, resulted in a strong decline in the reserves/production ratio, down from 21.6 years in 1992 to a little less than 8 years in 2009, the last year for which this information is available.

     In addition, in 2007, through the state-run energy company ENARSA, the government started to import gas from Bolivia and to request shipments of liquefied natural gas tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of to non-priority users.

Changes in Natural Gas Output and the Reserve/Production Ratio

     In view of this trend, the government decided to introduce new resolutions seeking to incentivize investment and production. The Secretariat of Energy’s Resolution 24/2008 (subsequently amended by Resolution 1031/2008) instituted the Gas Plus Program. The main incentive to gas producers is that gas extracted within the framework of the program can be freely disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that have not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). In addition, to be eligible for this program –unless the applicant is a new company– the firm must be in compliance with its output quotas as established in the Producers’ Agreement.

     Petrolera Pampa was organized in 2009 with a view to taking advantage of the benefits offered by the Gas Plus Program.

Crude Oil Market

     Also seeking to encourage investment and production, several resolutions have been issued relating to the crude oil market. The most important, Resolution 394/2007, which imposes further restrictions on exports of crude by fixing its price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the state would capture any extraordinary revenue that the producer could earn on exports.

Changes in Oil Output and the Reserve/Production Ratio

     The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for the tools and regulations that could serve to find again the path to growth. The Petróleo Plus program (Resolution 1312/2008) was created with that objective.

     According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves will be entitled to a series of tax credits that they may apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution 394/2007. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008. These tax credit certificates issued by the Secretariat of Energy are transferable.

Petrolera Pampa’s Projects

Investment Agreement with Apache Energía Argentina S.R.L.

     On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to jointly engage in the development and exploitation of unconventional gas repositories.

     The partnership with Apache will allow the production of 700,000 m3 per day of unconventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively. Petrolera Pampa would invest approximately U.S. $20 million between 2010 and 2013, representing 15% of the necessary investments for the development of such gas production, allowing it to obtain proportional participation in the production. All of this production will be assigned to the supply of Loma de la Lata. As of the date of this annual report, we have invested approximately U.S. $9.6 million, and the production has already reached the expected 700,000 m3 per day production level.

Investment Agreement with Petrobras Argentina S.A.

     On December 7, 2010, Petrolera Pampa entered into an investment agreement with Petrobras Argentina S.A. (“Petrobras”) relating to the “El Mangrullo” block located in the province of Neuquén, under which Petrolera Pampa acquired 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

     As a consideration for said acquisition, Petrolera Pampa has committed to invest up to U.S. $16 million on the drilling of those wells. The parties have estimated to obtain a total natural gas production of 400,000 m3 per day from the wells under the Gas Plus program, which will be allocated to the supply of Loma de la Lata. As one of the conditions to this investment agreement, the parties entered into a 400,000 m3 per day Gas Plus contract. As of the date of this annual report ,the other conditions, including the competent authorities’ approval for the Gas Plus program for this block, have been satisfied and the agreement is in force.

Association Agreement with Rovella, Gas y Petróleo de Neuquén

     Petrolera Pampa has received from Rovella Carranza S.A. an assignment offer whereby Petrolera Pampa would be in a position to obtain a 50% of the interest in the Senillosa exploration block, situated in the Province of Neuquén, where oil and gas exploration activities will be undertaken. Petrolera Pampa has agreed to invest up to U.S. $3.3 million to comply with the first working and investment plan for the period granted for block exploration.

Agreement for Block Assignment with Petrolera Piedra del Águila S.A.

     During 2010, Petrolera Pampa advanced in the negotiation of a block assignment agreement with Petrolera Piedra del Águila S.A., whereby the latter would assign 100% of the ownership and rights to the blocks Los Leones, Picún Leufú Sur, Ramos Mexia and Umbral, including, principally: (i) the rights to the relevant exploration permits and/or concession for exploitation to all the blocks; (ii) information in terms of geophysical, geological, commercial, technical and operational data, and, in general, any other information or knowledge about the blocks; (iii) the movable and real property situated and used in the blocks. The agreement is subject to the fulfillment of certain conditions before it can come into force, including the approval by the Government of the Province of Neuquén. In exchange, Petrolera Pampa is obligated to undertake seismic work for approximately U.S. $1.2 million and, at a later stage, to undertake the drilling work. Furthermore, Petrolera Pampa would covenant to make a payment to the assignor contingent upon the success of the activities mentioned above as well as to pay a percentage of the future production.

Agreement with YPF S.A.

     In November 2009, our subsidiary Petrolera Pampa accepted an offer from YPF S.A. ("YPF") to enter into an investment agreement regarding the exploitation of a block known as "Rincón del Mangrullo" (the "Area"), located in the Province of Neuquén and over which YPF held an exploitation concession. Subject to the fulfillment of certain conditions precedent and to the terms and conditions of the investment agreement, Petrolera Pampa would carry out investments in the Area up to a maximum of U.S. $29 million in exchange for the assignment by YPF of certain rights and obligations, including the right over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the investment agreement. One of the Company’s objectives in connection with this agreement was to contribute to the supply of natural gas to Loma de la Lata as Petrolera Pampa would be able to sell the natural gas produced under this agreement to Loma de la Lata at Gas Plus prices. As there was no response to our request to extend the term for fulfilling the conditions precedent, the investment agreement was terminated in November 2010.

Capital Expenditures

     For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plants and Equipment

     We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR). For lease of the office space, our payments averaged U.S. $80,120 per month in 2010 (approximately U.S. $24.2 per m2). For building expenses, our monthly payments in 2010 averaged approximately Ps. 37,500. We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

	At December 31,		At December 31,
	2010		2009
	(in millions of pesos)
Generation	Ps.	1,729.1	Ps. 1,654.8
Transmission		746.0	766.5
Distribution		4,053.5	3,868.8
Holding		34.6	1.1
Total	Ps.	6,563.2	Ps. 6,291.2

Insurance

     In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. The total generation assets covered under these policies are valued at U.S. $1,365.5 million. In the case of our generation expansion projects, we currently carry full liability construction insurance, including advance loss of profit insurance, for assets valued up to U.S. $205.0 million. In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$1,842.0 million for Transener and U.S.$452.8 million for Transba. As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession. However, Transba has insured its towers and transmission lines for up to U.S. $1 million. In our distribution business, our physical assets are insured for up to U.S. $665.5 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

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

     In 1961, the Argentine government granted a concession to Compañía Italo Argentina de Electricidad (Italian-Argentine Electricity Company, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires. In 1962, the Argentine government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or CADE) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or SEGBA) for the generation and distribution of electricity to parts of Buenos Aires. In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities. In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government-owned and operated.

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

     In 1991, as part of the economic plan adopted by then President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors. In 1992, the Argentine Congress adopted Law No. 24,065, the Electricity Regulation Framework (a supplement to Law No. 15,336, Federal Electricity Law, and its Administrative Order No. 1,398/92), which was the keystone for the reform and privatization of the sector. The goal of the law was to modernize the electricity sector by promoting efficiency, competition, improved service and private investment. It restructured and reorganized the sector, and provided for the privatization of virtually all business activities that had been carried out by Argentine state-owned enterprises. The law established the basis for the ENRE and other institutional authorities in the sector, the administration of the wholesale electricity market, or WEM, pricing at the spot, tariff-setting in regulated areas and for evaluating assets to be privatized. This law also had a profound, albeit indirect, impact at the provincial level, as virtually all of the provinces followed the regulatory and institutional guidelines of this law. Finally, this law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses, each subject to segment-specific regulation.

     Under Law No. 24,065, distribution and transmission activities are considered public services and defined as natural monopolies. These activities are completely regulated by the government and require a concession. Although the concessions granted to distributors do not impose specific investment parameters, distributors are obligated to connect new customers and meet any increased demand. The expansion of existing transmission facilities by the respective concessionaires is not restricted. In contrast, generation, although regulated by the government, is not deemed a monopoly activity and is subject to free competition by new market entrants. Operation of hydroelectric power plants requires a concession from the government. New generation projects do not require concessions but must be registered with the Secretariat of Energy.

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
  froze all regulated transmission and distribution tariffs, revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including electricity transmission and distribution concessions), and empowered the Executive Branch to conduct a renegotiation of these concessions, including the tariffs for electricity transmission and distribution services; and

  required that spot prices on the wholesale electricity market be calculated based on the price of natural gas (which is also regulated by the Argentine government), regardless of the alternative fuels actually used in generation activities, even if gas is unavailable.

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

Key Participants

Generators

     Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS. Generators are subjected to the scheduling and dispatch rules set out in the regulations. Privately owned generators may also enter into direct contracts with distributors or large users. As of December 31, 2010, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 28,143 MW. As of the same date, there were approximately 58 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant. Broken down by type of generation, the Argentine generators include 35 thermal generation companies, 20 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

     For a discussion of the increase in capacity of the electricity generation sector during 2010, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations Electricity Demand.”

     The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2010, including the total capacity of each:

Company	Steam Turbine	Gas Turbine	Combined Cycle	Diesel Engine	Total Thermal Generation	Total Nuclear Generation	Total Hydro-electric Generation	Total	%
	(all values in MW, except percentages)
YACYRETA							2280	2,280	8.1%
COSTANERA	1131		1173		2304			2,304	8.2%
C.PUERTO	979		798		1777			1,777	6.3%
EPEC	200	627		3	830		918	1,748	6.2%
P.D.AGUILA							1400	1,400	5.0%
TOTAL							1380	1,380	4.9%
ALICURA							1050	1,050	3.7%
S.GRANDE(ARG)							945	945	3.4%
DOCK SUD		72	798		870			870	3.1%
C.T BELGRANO			848		848			848	3.0%
C.T. TIMBUES			848		848			848	3.0%
AES PARANA			845		845			845	3.0%
GENELBA		165	674		838			838	3.0%
PP. ENERGY			828		828			828	2.9%
S.NICOLAS	650	25			675			675	2.4%
A.CAJON			661		661			661	2.3%
C.N.EMBALSE						648		648	2.3%
PIEDRABUENA (*)	620				620			620	2.2%
CT.MENDOZA	120	14	374		508			508	1.8%
H FUTALEUFU							472	472	1.7%
P.BANDERITA							472	472	1.7%
C.COSTA ATLANTICA	260	170			430			430	1.5%
TERMOANDES		411			411			411	1.5%
HIDISA (*)							388	388	1.4%
ENARSA GBA		191		190	381			381	1.4%
LOMA.LATA (*)		375			375			375	1.3%
GUEMES (*)	261	100			361			361	1.3%
C.N.ATUCHA						357		357	1.3%
P.P. LEUFU							285	285	1.0%
M.MARANZANA		180	68		248			248	0.9%
PLUSP. NORTE		232			232			232	0.8%
HINISA (*)							224	224	0.8%
SORRENTO	217				217			217	0.8%
ENARSA NEA				179	179			179	0.6%
SIDERCA		163			163			163	0.6%
CTPAT		160			160			160	0.6%
CONSORCIO POTRERILLOS							146	146	0.5%
ENSENADA		128			128			128	0.5%
C.T.PATAGONIA			125		125			125	0.4%
C.G.ROCA		124			124			124	0.4%
LOS CARACOLES							121	121	0.4%
C.T. NOA		112		4	116			116	0.4%
C. CORRAL							101	101	0.4%
OTHERS	0	274	143	104	522	0	332	854	3.0%
Total	4,438	3,523	8,183	480	16,624	1,005	10,514	28,143	100.0%

(*)	Pampa Energía S.A.’s generation assets.
(1)	Loma de la Lata has an installed capacity of 375 MW and an average effective capacity of 369 MW.
(2)	HINISA has an installed capacity of 265 MW and an effective capacity of 224 MW.
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

     Transmission and distribution services are carried out through concessions. These concessions are redistributed periodically based on a re-bidding process. Transmission companies are responsible for the operation and maintenance of their networks, but not for the expansion of the system. The transmission concessions operate under the technical, safety and reliability standards established by the ENRE. Penalties are applied whenever a transmission concessionaire fails to meet these criteria, particularly those regarding outages and grid downtime. Generators can only build lines to connect to the grid, or directly to customers. Users pay for new transmission capacity undertaken by them or on their behalf. A public hearing process for these projects is conducted by the ENRE, which issues a “Certificate of Public Convenience and Necessity.” Transmission or distribution networks connected to an integrated system must provide open access to third parties under a regulated toll system unless there is a capacity constraint.

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

Electricity Prices

Spot prices

     The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

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

     In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control). Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price. However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

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

     The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW until December 2010. On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011. The agreement provides that the government will recognize Ps. 35 per MW-hrp (hrp stands for hours in which capacity is being paid) for available capacity of units greater than 100 MW and Ps. 42 per MW-hrp of units smaller than 100 Mw, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement. Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation. In addition, all hydroelectric units with an installed capacity greater than 250 MW will receive 100% of their energy spot markets sales.

     In 2008, the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil. The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50 per barrel plus an additional 10% of the total purchase cost for financial and administrative charges. In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators. In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil. Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50 per barrel, plus the 10% for administrative and financial expenses, plus the shipping cost. In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50 per barrel, plus the 10% for administrative costs, plus the cost of shipping.

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

     Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot energy price, despite pricescharged by generators in the wholesale electricity market fluctuating constantly;

prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

-	in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and

-	in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.

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

     The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2010, the stabilization fund deficit totaled Ps. 10,242.9 million. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

     Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

FONINVEMEM

     In 2004, the Argentine government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM. Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created. Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which were scheduled to commence operations at full capacity in the first half of 2010. As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units. In addition, the Argentine government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects. However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for long term receivables related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2010 is approximately Ps. 99 million. Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions. As of the date of this annual report, we have received the first installment payments related to receivables of our hydroelectric units and of Piedra Buena.

     In 2007, the Argentine government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins. Repayment of these contributions will also be made in 120 installments at the London Interbank Offered Rate (“LIBOR”) plus a percentage to be determined, which we expect will range from 1% to 2%. However, generators will no longer be permitted to capitalize their contributions. In addition, on May 31, 2007, the Secretariat of Energy offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits. In addition, the following conditions must be met:

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

     In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEN credits for 2007. These projects include HINISA, HIDISA, Piedra Buena, Güemes and Loma de la Lata, for an aggregate amount of approximately U.S. $13 million as of December 2007. On June 20, 2008 the Secretariat of Energy verified the Company’s proposal and instructed CAMMESA to pay the 2007 LVFVDs, which as of December 31, 2008, had been duly collected. On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/08 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment. This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market. Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement. The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement. Under this Resolution, Piedra Buena and Loma de La Lata have each signed agreements that permit them to recover receivables from CAMMESSA up to 50% of the cost of any repairs or repowering of generation units and related equipment. Under such agreements, in connection with Loma de la Lata´s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued during 2009 and 2010. As of December 31, 2010, the generation subsidiaries partially collected from CAMMESA their consolidated receivables accrued during 2008. The outstanding balance of 2008 and 2009 LVFVD and those accrued during 2010, plus interest accrued, added up to approximately Ps. 204.7 million as of December 31, 2010. In addition under such agreements Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Due to the assignments carried out during the year ended December 31, 2010, the Company has recorded income for Ps. 5.5 million under financial and holding results.

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

     The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The Secretariat of Energy established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps. 370 per MWh for GUDIs and Ps. 270 per Mwh for GUMEs and GUMAs).

     Under this standard, Güemes increased its generation capacity by 100 MW with the commencement of operations of its new LMS 100 generation unit. Güemes is the first WEM generator to provide services under the Energía Plus system. Service agreements will be executed under the Energía Plus plan for the entire net effective capacity of the expansion (98 MW) with various agents in the term market. Together with the approval from the

Ministerio de Planificacion Federal, Inversion Publica y Servicios (Federal Planning, Public Investment and Services Ministry) of the profit margin presented by Güemes, the Secretariat of Energy authorized Güemes’ agreements with 108 term market agents for approximately 96.2 MW of contracted capacity. During 2010, Güemes sold 573 GWh under the Energía Plus program.

     As of the date of this annual report, we have other expansion projects aimed at taking advantage of the Energía Plus plan. See “—Our Business—Our Generation Business.”

Item 4A. Unresolved Staff Comments

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

     Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following the recent acquisitions of our principal generation, transmission and distribution assets. Consequently, our financial results for the periods following the first half of 2006 are not comparable with the results for the periods preceding June 30, 2006 (the end of our former fiscal year), and the historical financial information contained in this annual report and in our audited financial statements as of and for the fiscal years ended June 30, 2006 is not likely to be relevant for purposes of evaluating the performance of our current businesses and operations.

     Below is a summary of our principal generation, transmission and distribution assets, including the respective acquisition date and price for each asset:

Generation:

-	90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U. S. $55.7 million, of which US $50.8 million were paid at closing on October 18, 2006 and U. S. $4.9 million (plus interest) are to be paid on June 7, 2012. On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA. Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties. Therefore, we currently control, directly and indirectly, 56% of the stock capital and voting rights of HIDISA. On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, as a result we now indirectly own 47.0% of the shares and votes of HINISA;

-	100% of the capital stock of CIE, which in turn holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007 for a total purchase price of U.S. $85.0 million;

-	100% of the capital stock of Powerco, the owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U. S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U. S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer; and

-	100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.19% of Güemes’ voting capital stock).

Transmission: 100% of the capital stock of Transelec, which holds 50% of the capital stock of Citelec, owner of 52.65% of the capital stock of Transener (the largest electricity transmission company in . We acquired from Dolphin Opportunity LLC on September 15, 2006, 89.76% of capital stock for a purchase price of U.S. $48.5 million; the remaining 10.24% of capital stock was collectively held by Messrs. Marcelo Mindlin, Damián Mindlin and Mariani, who had a right to sell those shares to us after January 1, 2008. This right was on January 2, 2008 for a total purchase price of Ps. 38.8 million (U.S. $12.3 million).

Distribution: 100% of the capital stock of IEASA, which holds 100% of the capital stock of EASA, the owner of 51% of the capital stock of Edenor (the largest electricity distribution company in Argentina), on September 28, 2007 from the former indirect shareholders of EASA in exchange for shares of our common stock (of which 436,745,975 were issued in the form of Global Receipts (GDSs). On March 4, 2011, Edenor acquired 99.99% of the equity of AESEBA, owns 90% of the equity and voting rights of EDEN, for a purchase price of U.S.$49.5 million; 77.2% of the equity of EMDERSA, which owns 100% of the equity of EDESAL, EDELAR and and 90% of the equity of EDESA, for a purchase price of U.S.$90 million. In addition, as of 31, 2010, we had acquired through open market transactions carried out by our subsidiary Inversiones a total of 19,449,074 of the publicly listed Class B shares and 839,279 ADSs to 16,785,580 shares) of Edenor for an aggregate price of approximately Ps. 58.2 million. of the date of this annual report the total number of Class B shares of Edenor that we have acquired open market transactions carried out by our subsidiary Pampa Inversiones is 42,845,650 (in form of 1,713,826 ADSs) for which we have paid an aggregate price of Ps. 51.0 million.

     In addition to our principal businesses, below is a summary of certain non-electricity assets and investments we hold in our holding and others segment, directly or indirectly, including the respective acquisition date and price for each asset:

  Approximately 13.3% of the capital stock (representing 4.1% of the voting rights) of Cerámica San Lorenzo S.A. (Cerámica San Lorenzo), a leading Argentine producer of ceramic floor coverings and tiles, acquired between February 2007 and March 2008 for an aggregate purchase price of approximately U.S. $8.3 million and having a market value of approximately Ps. 17.9 million (U.S. $4.5 million) based on a trading price of Ps. 1.88 per share on the Buenos Aires Stock Exchange as of December 31, 2010. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
  0.53% of the capital stock of San Antonio Internacional Ltd. (“San Antonio”), a company that indirectly owns certain on-shore drilling and well treatment businesses, which shares were acquired on October 30, 2007, on May 30, 2008 and on June 26, 2008, by Pampa Inversiones, one of our wholly- owned subsidiaries, for a total purchase price of approximately Ps. 81.7 million (U.S. $25.8 million). As of December 31, 2009, these shares had been accounted for at their estimated realizable value amounting to Ps. 77.9 million. In August 2010, as a result of the decision made by the Board of Directors of Pampa Inversiones to refrain from participating in the capital increase requested by San Antonio, Pampa

  Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total amount of the investment.
  8 lots at the Benquerencia Exclusive Club, a real estate development located in San Miguel del Monte, approximately 80 miles from the City of Buenos Aires, acquired in January 2006 and with a book value of approximately Ps. 0.9 million (approximately U.S. $0.2 million) as of December 31, 2010.
  100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS as well as other credits against CIESA together with the rights over certain current lawsuits related to these bonds, certain CIESA’s debt restructuring agreements and civil responsibility of diverse parties, acquired on January 27, 2011 for a total purchase price of U.S. $136 million. The acquisition of the CIESA debt and the aforementioned rights was done with the intention to re-implement the restructuring agreement signed on September 1, 2005 between CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A. (“EPCA”), ABN AMRO
  Bank N. V. Sucursal Argentina and the financial creditors, under which the latter, now substituted by Pampa, would obtain 50% of CIESA’s equity, which would control 51% of TGS. To the extent the restructuring agreement is finally implemented, Pampa, directly or through subsidiaries, would obtain a 50% equity stake in CIESA, a 4.3% equity stake in TGS, the right to receive its pro rata portion of a dividend to be declared by CIESA upon completion of the restructuring of the CIESA Debt and its portion of the TGS Dividend.
  On April 8, 2011, we acquired 100% of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, for a total purchase price of U.S. $29 million.

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

Argentine economic conditions and inflation

     Because a substantial portion of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, and reducing our revenues in real terms.

     In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the government’s policies during this period severely affected the electricity sector, as described below. Although over the past years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

			Year endedDecember 31,
	2010	2009	2008	2007	2006	2005	2004	2003
Real GDP (% change).	9.2	0.9	6.8	8.7	8.5	9.2	9	8.8
Nominal GDP (in millions of Pesos)	1,442,655	1,145,458	1,032,758	812,456	654,413	532,268	447,643	375,909
Real Consumption (% change)	9.0	0.5	6.5	8.8	7.4	8.5	8.3	7.0
Real Investment (% change)	21.2	(10.2)	9.1	13.6	18.2	22.7	34.4	38.2
Industrial Production (% change)	9.7	0.4	4.9	7.5	8.3	7.7	10.7	16.3
Consumer Price Index	10.9	7.7	7.2	8.5	9.8	12.3	6.1	3.7
Nominal Exchange Rate (in Ps. /U.S.$ at periodend)	3.98	3.80	3.45	3.15	3.06	3.03	2.98	2.93
Exports (in millions of U.S.$)	68,500	55,750	70,021	55,933	46,569	40,013	34,550	29,939
Imports (in millions of U.S.$)	56,443	38,771	57,423	44,780	34,159	28,692	22,445	13,851
Trade Balance (in millions of U.S.$)	12,057	16,979	12,598	11,153	12,410	11,321	12,105	16,088
Current Account (% of GDP)	1.0	3.7	2.2	2.7	3.8	3.0	2.2	6.3
Reserves (in millions of U.S.$)	52,190	47,967	46,386	46,176	32,037	28,077	19,650	14,120
Tax Collection (in millions of Pesos)	409,900	304,930	269,375	199,781	150,008	119,252	98,285	72,275
Primary Surplus (in millions of Pesos)	26,063	17,286	32,529	25,719	23,156	19,661	17,360	8,688
Public Debt (% of GDP at December 31) *	45.8	48.8	48.8	56.1	64.0	73.9	127.3	138.7
Public Debt Service (% of GDP)	5.4	7.5	5.5	5.8	5.1	5.4	5.8	3.2
External Debt (% of GDP at December 31) *	35.7	38.5	39.4	47.6	51.3	64.4	112.4	129.5

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Does not include hold outs

     Following years of hyperinflation and economic recession, in 1991, the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the convertibility regime, was centered on the Ley de Convertabilidad del Austral (Austral Convertibility Law, or the “Convertibility Law”) of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso with the U.S. Dollar at Ps. 1.00 = U.S. $1.00.

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

     On January 6, 2002, the Argentine Congress enacted the Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the convertibility regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including certain of our subsidiaries and co-controlled companies) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002, the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

     Following the adoption of the Emergency Law, the Argentine government implemented measures, via executive decree, Central Bank regulation and federal legislation, attempting to address the effects of the collapse of the convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

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

     These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including certain of our subsidiaries and co-controlled companies). Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structure of each privatized company was determined by taking into account the convertibility regime and included material levels of U.S. Dollar-denominated debt. Following the elimination of the convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including certain of our subsidiaries and co-controlled companies) to suspend payments on their foreign currency debt in 2002.

Economic recovery

     Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import-substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

     In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover, according to INDEC. In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms. In April 2010, the Argentine government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring. On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owed under credit lines.

     On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

     From 2003 to 2008, the economy continued recovering from the 2001-2002 economic crisis. Argentina’s real GDP grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008, led by private sector consumption and public expenditure, with a strong impact from exports (especially commodities exports). Growth in public expenditures, however, consistently exceeded the rate of increase in revenue and nominal GDP growth, eroding the fiscal surplus and reaching historically high levels in terms of GDP. From a supply perspective, the tradable sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market. Exports improved in terms of quantities and also in terms of prices due to an exceptional global context (demand and prices of Argentine exports). The current account improved significantly, registering surpluses every year since 2002.

International economic crisis and domestic economic performance in 2009

     According to official figures (provided by the INDEC), real GDP grew by 0.9% during 2009. While this represents a clear deceleration compared to the average annual growth registered between 2003 and 2008 of 8.5%, it reflects the continuation of economic growth even in light of the global financial and economic crisis. The decrease in domestic economic activity started at the end of 2008, when uncertainties related to the global financial and economic crisis affected both industrial managers and the general public, negatively affecting private consumption and industrial investment decisions. However, as a result of a recovery in the global economy as of the second quarter of 2009, and also because of the relative stability of local financial markets (in part due to an effective foreign exchange policy) the local economy started to recover by mid 2009.

     Real investment was also negatively affected during 2009, registering a decrease of 10.2%, as compared to a 9.1% increase in 2008, according to official figures. This negative performance also implied reduced real investments as a share of GDP. In 2008, real investment represented 23.1% of GDP, while in 2009 it represented 20.6%.

     Regarding fiscal policy, primary expenditure growth in 2009 remained at similar levels (30.2% in 2009, as compared to 34.9% in 2008), while revenue growth was lower than in 2008 (19.3% in 2009, as compared to 39.6% in 2008). As a result, the primary surplus deteriorated from 2008 to 2009, with federal government savings of 1.5% of GDP in 2009 compared to 3.2% of GDP in 2008.

     The Central Bank worked towards mitigating the impact of the global and local financial situation by stabilizing the exchange market. As a result, there was no significant pressure on the local banking system and, while there were peaks at certain points in time, local rates were stable throughout the year and the foreign exchange market remained stable in 2009.

2010: a year of recovery from the global crisis

     According to official data, real GDP in Argentina increased by 9.2% in 2010, an outstanding increase with respect to its 2009 performance, in which the real GDP had increased by 0.9%.

     The principal factors that account for this economic recovery are the following: (i) an agricultural boom, with a record harvest (mainly in soybeans) observed in 2010; (ii) a favorable international context (with the Brazilian economy growing at an elevated rate and supporting the local industrial sector, and China driving the demand for commodities in a high price environment); (iii) a climate of financial stability that successfully insulated the economy from short-term shocks (explained, in part, by an excess private supply of dollars and low chances of sovereign default in the near future); and (iv) various expansionary economic policies (including fiscal, monetary and revenue-related policies) undertaken by the government.

     Primary spending increased by 33.9% in 2010. However, due to a strong recovery in revenue collections (which increased by 35.2% in 2010), primarily due to the growth in economic activity, higher exports, a relatively high inflation rate, and an increase in non-tax resources (which increased by 31.5%), the Federal Government’s primary surplus showed an improvement during 2010 as compared to 2009, accounting for 1.7% of GDP, as compared to 1.5% of GDP during 2009. The Central Bank played a key role as a funding source for the National Treasury during this period, providing financing to the National Treasury in an amount equivalent to 4.1% of GDP during 2010, when the use of international reserves and the increase in the stock of Temporary Loans are included.

     Monetary aggregates experienced significant growth during 2010. As of December 2010, M2 (currency in circulation plus demand deposits) had increased by 27.9% for the year, whereas Private M2 (equal to M2 but excluding the public sector) increased at a rate of 32.9%, consolidating a significant increase since June 2010 (in which month both aggregates had risen by 18.0% and 23.1%, respectively, as compared to the same period of 2009).

     This increase in monetary aggregates is closely related to the Central Bank’s strong participation in the foreign exchange market, given its purpose of sustaining the nominal exchange rate vis-à-vis the dollar and the ongoing role of the public sector as a promoter of monetary supply.

     There has been a rise in inflation since late 2009. Official data provided by INDEC reflect this acceleration in retail inflation. According to INDEC, the Consumer Price Index recorded an annual increase of 10.9% as of December 2010, as compared to 7.7% in 2009 (and a minimum of 5.3% in June 2009).

     According to official data, gross fixed investment would have recorded an annual increase of 21.2% in 2010, resuming its positive trend after a decrease of 10.2% in 2009. As a result, investment would have regained ground in terms of GDP, reaching 22.6% (measured in real terms) as compared to 20.6% in 2009. In turn, according to private estimates, the unemployment rate would have dropped by 1.5 percentage points in 2010, standing at around 8.5% of the economically active population (EAP) in the last quarter of the year, reversing the increase in unemployment in 2009 as a result of the global economic crisis. On the contrary, official data show an unemployment rate of 7.3% of the EAP by the end of the year.

     Outlook for 2011

     Forecasts regarding 2011 are optimistic, with an estimated expansion of around 6.0% to 6.5%, as the factors that drove the economy in 2010 would remain unchanged in the short term. The deceleration expected for 2011 relate to a harvest that will continue to be high, but which would not repeat last year’s outstanding increase (after the previous year’s historical drought), with international prices that will also remain high but which would not repeat this year’s elevated trend. The expected growth rate is one of the highest in the region, due to positive factors such as improved economic performance in Brazil and China and domestic economic policies aimed mainly at promoting domestic economic activity.

     This favorable scenario for 2011 is not free from uncertainty. At the domestic level, inflation will continue to be the main macroeconomic problem, against a backdrop in which the margins of supply (in terms of physical and human capital) necessary to continue growing at an accelerated pace become narrower. Another noteworthy factor is the uncertainty that often underlies presidential elections in Argentina. At the international level, doubts are focused on the dynamics of economic growth in the United States on the one hand, and the small- and medium-sized economies of Europe on the other. Although it is unlikely that economic conditions in developed countries will generate a new global crisis (such as the one that occurred during 2008-2009), problems in those economies will remain relevant for an extended period.

     During the first weeks of 2011, the uncertain international scenario was aggravated by political instability in several Middle Eastern countries that started in Tunisia and Egypt and then spread to the rest of the region (Bahrain, Libya etc.). These events took a toll on the international markets, especially the international commodities market, given the strategic nature of many of these countries as sources for the supply of oil. This situation could affect the global economy if it endures over time and spreads to other oil-exporting countries. If developed economies experience a recovery that is not sufficiently robust, a significant increase in energy prices could accelerate global inflation rates, adversely affecting levels of economic activity. In addition, should this increase be important, it would place increased pressure on central banks, requiring them to counteract escalating prices, thus reducing the freedom with which they currently act. Despite the weakness of the recovery, the U.S. Federal Reserve or the European Central Bank could be forced to raise their benchmark interest rates, which could severely inhibit economic growth.

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

     During 2010, the authorities responsible for the energy sector have continued with the policy adopted in 2003, which consists of having the spot price in the WEM determined on the basis of the maximum variable production costs recognized to power stations that are either gas-fed or available with natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, but rather, the WEM spot price is recognized as the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM price, as a temporary dispatch surcharge.

     The relevant authorities have resorted to a number of procurement mechanisms for the supply of fuels for electricity generation, including an agreement with the principal electricity generators, which provides that natural gas volumes will be managed by CAMMESA with a view to optimizing the following:

  natural gas consumption in the most efficient generation units, contracts for liquefied natural gas and its re-gasification, and natural gas imported from Bolivia, among others.

     All this notwithstanding, the supply of natural gas continues to be insufficient to meet the needs of electricity generation, which explains why electricity generation has had to continue relying on the consumption of liquid fuels.

     The consumption of natural gas in 2010 was slightly lower than in 2009 (11,573,394 m3, as compared to 12,616,393 m3 in 2009). This decline, combined with the increase in electricity demand, caused liquid fuel consumption to be much higher in 2010 than in 2009. Gas oil consumption was 71.3% higher than that recorded in 2009 (1,670,909 m3, as compared to 975,393 m3 in 2009). Likewise, fuel oil consumption was 41.2% higher than in 2009 (2,262,663 tn, as compared to 1,602,534 tn in 2009) while mineral coal consumption remained almost unchanged (873,896 tn, as compared to 795,738 tn in 2009). As a result, generation costs were in excess of the ordered market spot price during a major portion of the year.

     The regulatory framework in force as of the date of this annual report regarding the amounts paid for generation capacity continues to be the same as that enacted in 2002, which limits the establishment of the short-term marginal cost and freezes the compensation for the capacity made available at Ps.12 per MW through November 2010. From December 2010 onwards, electricity generators have executed an agreement with the Secretariat of Energy to increase the prices of capacity and of compensation for operation and maintenance.

     In addition, the amounts paid for energy generated with fuel oil bought by electricity generators was subject to the same regulatory framework in force in 2008, recognizing the price paid for purchasing fuel oil and adding a further 10% for financial and administrative charges, with a maximum regulated price of U.S. $60.5 per bbl.

     The following chart illustrates the average monthly price of electricity paid to generators during 2010.

Monthly Average Price of
Electricity in the Spot Market (Ps. Per MWh)

Source: CAMMESA

The chart below shows the monthly average cost during 2010 that electricity consumers should pay for the system not to be deficient, compared to the prices paid by residential, commercial and large users to Edenor. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Source: CAMMESA

     We expect that as our Energía Plus expansion projects continue to come online, the proportion of our sales made under term contracts will continue to increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects.

New Scheme for Recognizing Costs and Remuneration

     On November 25, 2010, the Secretariat of Energy and representatives from several conglomerates in the electricity generation sector (including AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A. in addition to Pampa Energía S.A.), signed the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation”.

This agreement seeks to accomplish the following:

  continue with the adaptation process of the WEM,
  enable the incorporation of new generation to meet the increased demand for energy and power in the WEM, determine a mechanism to pay the generators’ Sales Settlements with Maturity Dates To Be Determined (“LVFVDs,” per the initials in Spanish), which represent the generators’ claims spanning the period from January 1, 2008 through December 31, 2011, and define how to recognize the global remuneration due to generators.

     With a view to increasing the WEM’s installed power, plans were made to analyze generation projects whose execution would be financed with the funds raised through the “Temporary Fee towards the Formation of the 2008-2011 Agreement Fund” that the Secretariat of Energy is expected to implement and through the total repayment of the contributions paid in conformity with the “Final Agreement for Managing and Operating the Projects for Readapting the WEM as per the Secretariat of Energy’s Resolution No. 1427/2004” Section 4, Sub-

section d), Paragraph 2. The generators will be in charge of constructing those projects based on the availability of funding.

     On January 13, 2011, the Secretariat of Energy issued Resolution No. 3/2011 whereby it established a 120-month extension beginning on January 1, 2011, in the temporary enforcement of the Ps.3.60 per MWh fee established by the Secretariat of Energy’s Resolution No. 1866 dated November 29, 2005, subject to approval by the Ministry of Federal Planning, Public Investment and Utilities.

     To proceed with the repayment of the generators’ LVFVDs corresponding to the period from January 1, 2008 to December 31, 2011, it has been agreed that they will be paid through a Supply Agreement within the framework of the Secretariat of Energy’s Resolution No. 220/2007 to be executed by the new generation power plants constructed as previously described.

     The interest stipulated in Section 3 of the Secretariat of Energy’s Resolution No. 406/2003 will be added to the LVFVDs that the generators include under the agreement and they will be converted into U.S. Dollars at the exchange rate prevailing on the date of execution of the agreement. The amount resulting from this calculation will then accrue an annual interest rate equivalent to LIBOR at 30 days plus 5% as from the execution of the agreement.

     The amounts due on the LVFVDs will be reimbursed in 120 monthly, equal and consecutive installments as from the commissioning of the projects constructed in the framework of the agreement through the above-mentioned Supply Agreements.

     Regarding the remuneration payable to the generators who are parties to the agreement pending recognition, the increase foreseen in the remuneration for capacity made available ranges from Ps. 30 per MWh to Ps. 42 per MWh of remunerated capacity according to the relevant technology (i.e., gas turbine, steam turbine or combined cycle), insofar as the availability is equal to or higher than a target availability. Therefore, if the target availability were delivered, the remuneration for the capacity made available at Central Térmica Piedra Buena would be Ps. 35 per MWh of remunerated capacity, at Central Térmica Güemes it would be Ps. 38.5 per MWh of remunerated capacity and at Central Térmica Loma de la Lata it would be Ps. 35 per MWh of remunerated capacity.

     In addition, it has been agreed that generators will be granted an increase in the maximum values up for recognition to thermal units as maintenance and fuel costs, for the months in which the average availability exceeded the target availability. When generation relies on liquid fuels, Ps. 8 per MWh will be added, while natural gas-powered generation will receive an increase of Ps. 4 per MWh. Prior to the execution of the agreement, the maximum amount recognized in favor of generation with liquid fuels was Ps. 12.96 per MWh and in favor of natural-gas fed generation it ranged from Ps. 7.96 per MWh to Ps. 10.81 per MWh, according to the type of technology and size. These values will be treated as “Temporary Dispatch Cost Overruns” and will not be taken into consideration in determining Dispatch Variable Production Costs. The will also not take part in the calculation of the spot price.

     Both the increase in the remuneration for capacity and the recognition of additional maintenance and fuel costs would come into force as from the execution of the agreement dated November 25, 2010. As of December 31, 2010, we and our generation subsidiaries had recognized revenues associated to that agreement for Ps.8.8 million. This notwithstanding, on February 3, 2011, through its Note No. 924, the Secretariat of Energy instructed CAMMESA to consider the remuneration items stipulated in the agreement as LVFVDs in the WEM’s monetary transactions until the execution of the supplementary addenda.

     Finally, as a consequence of the agreement, the claims held by HINISA, which were a part of the amounts paid as mandated by Resolution 406/2003, Sub-section c) prior to the agreement, will now be treated as a part of the amounts paid as mandated by Resolution 406/2003, Section 4, Sub-section e). Therefore, the order of priority for payment of such claims has changed in favor of HINISA: as from the modification, HINISA’s claims are paid together with the Variable Production Costs.

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

     On August 5, 2008, the Secretariat of Energy adopted Resolutions No. 869/2008 and No. 870/2008, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009. However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Secretariat of Energy in its Resolutions No. 869/08 and No. 870/08.

     Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/2004 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in the Definitive Agreements for such purpose. In that way, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, which led to the initiation of judicial claims. The Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Service Contracts Unit, or UNIREN) has stated that the mechanism for monitoring of costs and regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, and that the delay in the definition of said process is not attributable to the Concessionaires and it could not lead to undermine their rights.

     Finally, on December 21, 2010, an Instrumental Agreement (the “Instrumental Agreement”) related to the Definitive Agreement was entered into with the Secretariat of Energy and the ENRE, setting forth as follows:

(i)	the recognition of Transener and Transba´s rights to collect the amounts resulting from the variations of costs during the period from June 2005 to November 2010,
(ii)	the mandatory cancellation of the financing received from CAMMESA, through the assignment of credits resulting from the recognition of the above mentioned variations of costs,
(iii)	a mechanism of cancellation of the pending balances,
(iv)	an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii), and
(v)	a procedure for the calculation and payment of cost variations between December 1, 2010 and December 31, 2011, calculated biannually.

     The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the financial statements, up to the amounts received as of December 31, 2010, through the financing of CAMMESA. Consequently, net revenues for Ps. 61.9 million and interest income for Ps. 80.7 million, have been registered by Transener.

     In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

Differences for Connection and Capacity

	Transba	Transener	Total
	(in millions of Pesos)
Principal	75.9	189.3	265.2
Interest	43.2	104.8	148.0
Total	119.1	294.1	413.2

     Pursuant to the Instrumental Agreement and subject to its fulfillment, Transener and Transba withdrew their judicial claims for delay against the ENRE requesting the recognition of the increased costs and the public hearing in order to complete the full RTI.

     The outcome of the Transener RTI, however, is highly uncertain as to both its timing and final result. We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

     Distribution. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system, described below) are composed of:

  the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;
  Edenor’s regulated distribution margin, which is known as the value-added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and
  any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

     Large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them. Edenor’s tariffs for these large users (known as wheeling charges), therefore, do not include charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

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

     Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine government granted Edenor an increase in Edenor’s distribution margin. Although this increase applied to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), while Edenor’s residential customers did not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below. The Adjustment Agreement also contemplates a cost adjustment mechanism, known as the Cost Monitoring Mechanism, or CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year).

     Pursuant to the Adjustment Agreement, Edenor is currently engaged in an integral tariff revision process with the ENRE. As of the date of this annual report, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain. We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached that it will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine government. For a more detailed review of our distribution tariff adjustment process and history please see “Item 4. Information on the Company – Our Business –Our Distribution Business”.

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

     The following chart shows the variation in Edenor’s average tariff, including taxes, (in Pesos per MWh) in the periods indicated:

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

     On November 12, 2009, Edenor submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008. The proposal included, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to their customers (such as taxes on financial transactions), a revised analysis of its distribution costs, modification to its quality of service standards and penalty scheme and, finally, a revision of its asset base and rate of return. The presentation included three different scenarios and related tariff proposals: two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect. Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies, including the following: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs, contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.

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

     Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery. In contrast to this trend, demand for electricity fell by 1.3% in 2009 when compared to 2008, from 105,934 GWh in 2008 to 104,592 GWh in 2009. During 2010, demand for electricity grew by 5.9% when compared to 2009, from 104,592 GWh in 2009 to 110,767 GWh in 2010.

The following chart provides a breakdown of the demand for energy in 2010 by type of customer:

Demand by Customer
100% = 110,767 GWh

Source: CAMMESA and Pampa Energía S.A.' s ows analyses.

     In turn, a new 20,843 MW record of capacity load was registered on August 3, 2010, which was 6.5% above the peak for 2009. On March 10, 2011 a new record of capacity load was registered with a load of 20,913 MW.

Peak Demand Records

	Summer	Winter	Summer	Winter	Summer	Winter	Summer
	2008	2008	2009	2009	2010	2010	2011
Capacity (MW)	17,930	19,126	18,596	19,566	19,370	20,843	20,913
Date	02/20/2008	06/23/2008	02/19/2009	07/24/2009	01/29/2010	8/3/2010	3/10/2011
Temperature (°C)	28.1	8.4	29.2	5.1	34	1.6	27.7
Time	10:01 PM	7:37 PM	10:00 PM	7:59 PM	2:52 PM	7:45 PM	8:31 PM

Source: CAMMESA.

     Generation of electricity increased by 3.8% in 2010, from 108,559 GWh in 2009 to 112,721 GWh in 2010.

     Thermal generation continued to be the main resource to supply demand as it contributed 66,349 GWh (58.9%), followed by hydroelectric generation net of pumping, which contributed 39,680 GWh (35.2%) and nuclear generation, which contributed 6,692 GWh (5.9%). There were also imports, for 2,352 GWh (15.3% in excess of 2009), exports for 361 GWh (78.7% lower than in 2009) and losses for 3,944 GWh (7.9% lower than in 2009).

     Hydroelectric generation in 2010 was similar to that recorded in 2009 (0.3% lower). In this way, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.

     The following chart shows the development of electricity demand by type of generation (thermal, hydro, nuclear) since 2005:

Electricity Generation by Generation Type (thousands of GWh)

Source: CAMMESA.
Note: Includes WEM and WEM plus the Sistema Interconectado Patagónico (Patagonic Interconnected System, or SIP).

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

     During 2010 generation facilities increased thier installed capacity by 1,100 MW compared to 2009, increasing to a total of 28,143 MW in 2010. New capacity additions are mainly attributed to the commercial commissioning of the FONINVEMEN’s Timbués and Belgrano combined cycles for a total of 551 MW, and to the start-up in August 2010 of the Central Térmica Pilar units that total 330 MW.

     During 2010, capacity in the electricity generation sector increased as follows, for a total increase of 1,100 MW:

	Company	Type	Location	Installed Capacity
				(MW)
January	FONINVEMEM	CC	Buenos Aires	267
	Enarsa	Diesel	Corrientes	3
	Enarsa	Diesel	Buenos Aires	5
	EPEC	Diesel	Córdoba	3
February	FONINVEMEM	CC	Santa Fe	284
	Enarsa	Diesel	Formosa	7
March	Enarsa	Diesel	Chaco	8
April	Enarsa	Diesel	Chaco	15
June	Enarsa	Diesel	Chaco	15
July	Enarsa	Diesel	Misiones	9
August	EPEC	Gas Turbine	Córdoba	330
	Enarsa	Diesel	Formosa	4
September	Albanesi Group	Gas Turbine	Córdoba	100
	Enarsa	Diesel	Misiones	5
	Enarsa	Diesel	Chaco	3
	Medanito	Diesel	Neuquén	25
December	Enarsa	Diesel	Corrientes	5
	Enarsa	Diesel	Entre Ríos	12
Total				1,100

Source: CAMMESA.

     The chart below shows the composition of installed capacity in Argentina as of December 31, 2010:

Argentine Installed Capacity
100% = 28.1 GW

Source: CAMMESA

Seasonality

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

Cost of sales

     Our most significant costs of sales in our generation business are fuel consumption by our thermal generation facilities, royalty payments by our hydroelectric generation facilities and energy purchases by our hydroelectric and thermal generation facilities. We purchase energy from the spot market for our generation plants as back up for our long-term contracts with third parties. We also record personnel costs, royalty payments and depreciation and amortization charges related to electricity generation as part our costs of sales. The cost of energy purchases and fuel consumption varies according to fluctuations in fuel prices, as well as, in the case of energy purchases, variations in the regulated seasonal price of energy.

     In October 2007, the Secretariat of Energy announced that that the variable cost attributed to electricity generators, which was set at Ps.7.96 per MW at that time, would be increased in accordance with the consumption of liquid fuel, as follows:

  Gas-oil/Diesel Oil Generation: Ps. 8.61 perMW; and
  Fuel Oil Generation: Ps.5.00 per MW.

     In addition, thermal generation units utilizing their own natural gas would be compensated in the amount of the difference between the maximum recognized variable production cost and the node price, if such amount is less than Ps. 5 perMW.

     On November 25, 2010, the Secretariat of Energy entered into another agreement with all private generators in order to increase the installed capacity during 2011. The agreement included new amounts for capacity payments and, in addition, that the remuneration to cover operation and maintenance costs would also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation.

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

     In May 2008, the Secretariat of Energy instructed CAMMESA (Notes 446 and 527) to dispose of available natural gas with the objective of maximizing the electricity production, regardless of which power plants originally held contracts for such gas. The Secretariat of Energy also instructed CAMMESA to request generation companies to voluntarily accept such mechanism and to give their natural gas volumes to CAMMESA to allocate. In return, the generator would receive the electricity revenue and the cost of natural gas as if the generator had burned the gas by itself. During 2009, Loma de la Lata sold 345.7 GWh pursuant to this scheme.

     In October 2009, the Secretariat of Energy (Note 6866) offered generation companies to participate in a “Temporary Centralized Dispatch” of natural gas volumes owned by thermal power plants in order to consume those volumes in a more efficient way. Pursuant to this program every participating power plant gives its available volumes of natural gas to CAMMESA, which in turns gives them to the most efficient units. In return, generators will receive:

  U.S. $2.5 for each MWh equivalent to the natural gas volume given to CAMMESA,
  Every cost that the company has related to the provision of gas made available to CAMMESA pursuant to this program (take or pay, ship or pay, etc.)

     Loma de la Lata, Güemes and Piedra Buena had agreed to participate in the Temporary Centralized Dispatch program. Pursuant to this program during 2010 Loma de la Lata sold 47.6 GWh, Güemes sold 326.2 GWh, and Piedra Buena sold 61.0 GWh.

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

Impairment of non-current assets

     We review long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Impairment of long-lived assets and goodwill

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its discounted future net cash flows expected to be generated by such asset. If the assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Goodwill is reviewed at least annually for impairment. Impairment of goodwill is tested at the reporting unit level (considering each business segment of the Company as a reporting unit) by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach. Cash flow projections used are based on financial budgets approved by management. The growth rates applied do not exceed the long-term average growth rate for the business in which the reporting unit operates. Key drivers in the analysis also include profit margins, which are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs. An increase of 45.3% in the average discount rate and a decrease of 11.9% in our profit margins would cause the projected cash flows to equal the carrying amount of the reporting units. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. No impairments were recognized during the reporting periods, other than the impairment losses of Ps. 18.5 million and Ps. 12.3 million 104 recorded in 2009 and 2008, respectively, over certain fixed assets that are part of power generation projects due to changes in circumstances that affected their recoverability. Currently, as our management is focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, we do not foresee circumstances in the near future that would result in the recognition of an impairment of long-lived assets or goodwill.

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

     As of the date of this annual report, based on our current management’s assumptions and estimations, we are not aware of any further material events or circumstances that could require a material impairment charge.

Impairment of investments carried at cost

     Recoverability of investments carried at cost is measured by a comparison of the carrying amount of an asset to its expected future net cash flows based on available information or marketable value, when available. In 2010, an impairment loss of Ps. 77.9 million was accounted for due to the decision made by Pampa Inversiones’ Board not to take part in the capital increase requested by San Antonio, Pampa Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total of the investment.

     As of the date of this annual report, based on our current management’s assumptions and estimations, we are not aware of any further material events or circumstances that could require a material impairment charge of investments carried at cost.

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

     We believe that the valuation assumptions underlying each of these valuation methods are based on the current information available including discount rates, cash flow assumptions, market risk rates and others. The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. As there were no acquisitions since January 2009 and as of December 31, 2010, there are no balances related to purchase accounting subject to change. We consider our accounting policy for valuation of acquisitions critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Allowance for doubtful accounts

     We are exposed to losses due to uncollectible accounts. The allowance for doubtful accounts corresponding to our receivables from energy distribution is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections. The allowance for doubtful accounts related to distribution as of December 31, 2010 is Ps. 9.6 million higher as compared to December 31, 2009, due to additions accounted for in 2010 which amounted to Ps. 16.3 million resulting from the application of a ratio calculated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto, net of retirements of Ps. 6.7 million. In order to estimate collections related to our generation business we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by Secretariat of Energy, which allow the Company to collect its credits with CAMMESA through different mechanisms. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. The allowance for doubtful accounts related to generation as of December 31, 2010 is Ps. 4.6 million lower as compared to December 31, 2009, due to the recovery of an impaired credit under litigation. For more information regarding the balances of the allowance for doubtful accounts see Note 21.f) to our audited consolidated financial statements.

Accrued litigation

     In the normal course of business, we are a party to lawsuits of various types related to our generation, transmission and distribution businesses. We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the most recent developments, our evaluation of the merit of each claim and our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period. There were no changes to assumptions or methods used to established accruals from year to year. In 2010, we recorded a net decrease to our accrual for litigation of Ps. 11.2 million. This amount is net from the increase generated by new litigation and changes in our evaluation of existing litigation. For more information regarding the balances for provision for contingencies see Note 21.f) to our audited consolidated financial statements.

Deferred income tax

     We record income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) requires companies not to record a deferred tax asset when uncertainties indicate it is not recoverable.

     Accordingly, we evaluate a valuation allowance due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carryforwards, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would be required to adjust the deferred tax asset at the time and for the period such determination was made. The increase in tax loss carryforwards for 2010 is mainly attributed to net losses from the generation segment. Our tax loss carryforwards as of December 31, 2010 were mainly registered in our generation segment for about 65% of the total amount. We expect to utilize most of those tax loss carryforwards before expiration mainly within the following three and four years. The total amount of valuation allowance for tax loss carryforwards at each reporting period is disclosed in Note 20.II.f) to our audited consolidated financial statements.

     We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Asset tax credits

     We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. Our tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years. We have recognized the asset tax provision paid in previous years as a credit, as we estimate that it will offset future years’ income tax. However, since as of December 31, 2010, we have determined that certain asset tax credits will not be realizable, we recorded an accumulated valuation allowance for Ps. 29.5 million mainly related to our holding business, considering that these amounts will not be realized under the Company’s current business plan, since no taxable income is expected to be generated. The average expiration term of this asset as of December 31, 2010 is 7.1 years.

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

Results of Operations

     The table below provides a summary of our operations for the years ended December 31, 2010, 2009 and 2008.

		Fiscal years ended December 31,
		2010		2009		2008
		(in millions of pesos)

	Sales	Ps.	4,866.9	Ps.	4,093.4	Ps.	4,013.9
	Cost of sales		(3,988.0)		(3,192.1)		(3,082.4)
	Gross profit		878.9		901.3		931.5
	Selling expenses		(210.0)		(154.7)		(139.7)
	Administrative expenses		(366.8)		(302.7)		(235.4)
	Goodwill amortization		(20.0)		(20.0)		(19.8)
	Operating income (loss)		282.1		423.9		536.6
	Financial and holding results, net		(250.6)		48.4		(208.1)
	Other (expenses) income, net		6.2		(2.0)		(23.2)
	Income (loss) before taxes and minority interest		37.7		470.3		305.3
	Income tax and tax on assets (expense) benefit		(74.3)		(160.2)		(108.8)
	Minority interest		(10.0)		(95.3)		(81.5)
	Net income	Ps.	(46.6)	Ps.	214.8	Ps.	115.0

	Sales
	Generation	Ps.	2,410.0	Ps.	1,723.3	Ps.	1,780.7
	Transmission		291.9		291.3		228.5
	Distribution		2,173.6		2,077.9		2,000.2
	Holding and others		0.9		15.1		34.7
	Eliminations		(9.5)		(14.0)		(30.3)
	Total Sales		4,866.9		4,093.4		4,013.9

	Gross profit (loss)
	Generation		350.3		327.7		326.5
	Transmission		93.2		71.2		50.4
	Distribution		442.2		508.1		548.8
	Holding and others		0.1		6.9		29.9
	Eliminations		(6.9)		(12.6)		(24.2)
	Total Gross profit		878.9		901.3		931.5

	Operating income (loss)
	Generation		207.6		214.0		244.0
	Transmission		49.4		34.5		21.6
	Distribution		61.5		218.7		303.4
	Holding and others		(36.0)		(42.2)		(32.4)
	Eliminations		(0.4)		(1.1)		-
	Total Operating income		282.1		423.9		536.6

	Net income (loss)
	Generation		58.1		57.9		62.1
	Transmission		11.3		17.4		(12.4)
	Distribution		(92.6)		(14.8)		10.7
	Holding and others		(23.4)		154.2		54.6
	Total Net income (loss)	Ps.	(46.6)	Ps.	214.7	Ps.	115.0

_____________________________________________
Note	Each of our segments operates independently, in particular, our distribution and transmission businesses where we hold interests in public companies in Argentina and the United States. Accordingly, the table reflects the allocation of results and costs between those companies.

     The segment holding and others consists of our own operations at the holding level, including advisory services, financial investments, investments in real estate and other companies not related to the electricity sector. Eliminations consist of the adjustments to our consolidated income statement for intercompany transactions and the companies in which we have direct and indirect equity interests.

Year ended December 31, 2010 compared to year ended December 31, 2009

     We had consolidated sales revenues of Ps. 4,866.9 million for the fiscal year ended December 31, 2010, 18.9% higher than the Ps. 4,093.4 million for the same period of 2009, explained mainly by an increase of 39.9% (Ps. 686.7 million), of 4.6% (Ps. 95.8 million) and 0.2% (Ps. 0.6 million) in the generation, distribution and transmission segments, respectively, which offset a reduction of 94.3% (Ps. 14.2 million) in the sales revenues of the holding and others segment.

     The following table sets forth our net sales by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Net Sales	2010	2009
	(in millions of pesos)
Generation	Ps. 2,410.0	Ps. 1,723.3
Transmission	291.9	291.3
Distribution	2,173.6	2,077.9
Holding	0.9	15.1
Eliminations	(9.5)	(14.0)
Total	Ps. 4,866.9	Ps. 4,093.4

     We had consolidated cost of sales of Ps. 3,988.0 million for the fiscal year ended December 31, 2010, 24.9% higher than the Ps. 3,192.1 million for the same period of 2009, explained mainly by an increase of 47.6% (Ps. 664.1 million) and 10.3% (Ps. 161.7 million) in the cost of sales of our generation and distribution segments, respectively, partially offset by a reduction of 9.7% (Ps. 21.4 million) and 90.7% (Ps. 7.5 million) in the transmission and holding and others segments, respectively.

     The following table sets forth our cost of sales by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Cost of Sales	2010	2009
	(in millions of pesos)
Generation	Ps. (2,059.7)	Ps. (1,395.6)
Transmission	(198.6)	(220.1)
Distribution	(1,731.5)	(1,569.7)
Holding	(0.8)	(8.2)
Eliminations	2.5	1.5
Total	Ps. (3,988.0)	Ps. (3,192.1)

     We had consolidated gross profit of Ps. 878.9 million for the fiscal year ended December 31, 2010, 2.5% lower than the Ps. 901.3 million for the same period of 2009, explained mainly by the increase in the gross profit from our generation segment (Ps. 22.7 million) and transmission segment (Ps. 22.0 million) that were partially offset by a reduction in gross profit for the fiscal year ended December 31, 2010 in our distribution and holding and others segments (Ps. 65.9 million and Ps. 6.8 million, respectively).

     The following table sets forth our gross profit by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Gross Profit	2010	2009
	(in millions of pesos)
Generation	Ps. 350.3	Ps. 327.7
Transmission	93.2	71.2
Distribution	442.2	508.1
Holding	0.1	6.9
Eliminations	(6.9)	(12.6)
Total	Ps. 878.9	Ps. 901.3

     We had consolidated gross margin of 18.1% for the fiscal year ended December 31, 2010, 18.0% lower than the 22.0% margin for the same period of 2009, explained mainly by the reduction in gross margin from our generation, distribution and holding and others segments which were offset by an increase in gross margin in our transmission segment.

     We had consolidated selling expenses of Ps. 210.0 million in the fiscal year ended December 31, 2010, 35.8% higher than the Ps. 154.7 million recorded in 2009, explained mainly by the increase in selling expenses at our distribution segment (increase of Ps. 56.5 million) which were partially offset by a decreases in selling expenses at our generation and holding and others segments (decrease of Ps. 0.3 million and Ps. 0.9 million, respectively).

     The following table sets forth our selling expenses by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Selling Expenses	2010	2009
	(in millions of pesos)
Generation	Ps. (15.4)	Ps. (15.7)
Transmission	-	-
Distribution	(194.5)	(138.0)
Holding	(0.1)	(1.0)
Eliminations	-	-
Total	Ps. (210.0)	Ps. (154.7)

     We had consolidated administrative expenses of Ps. 366.8 million in the fiscal year ended December 31, 2010, 21.2% higher than the Ps. 302.7 million recorded in 2009, explained mainly by the increase in administrative expenses at our generation, transmission and distribution segments (increases of Ps. 29.4 million, Ps. 7.2 million and Ps. 34.7 million, respectively) which were partially offset by a decrease in administrative expenses of Ps. 12.0 million in our holding and others segment.

     The following table sets forth our administrative expenses by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Administrative Expenses	2010	2009
	(in millions of pesos)
Generation	Ps. (112.1)	Ps. (82.8)
Transmission	(44.7)	(37.5)
Distribution	(180.6)	(145.9)
Holding	(36.0)	(48.0)
Eliminations	6.6	11.4
Total	Ps. (366.8)	Ps. (302.7)

     We recorded consolidated goodwill amortization charges of Ps. 20.0 million in the fiscal year ended December 31, 2010, the same level as the Ps. 20.0 million recorded in 2009.

     The following table sets forth our goodwill amortization by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Goodwill Amortization	2010	2009
	(in millions of pesos)
Generation	Ps. (15.2)	Ps. (15.2)
Transmission	0.8	0.8
Distribution	(5.5)	(5.5)
Holding	-	-
Eliminations	-	-
Total	Ps. (20.0)	Ps. (20.0)

     We had consolidated operating income of Ps. 282.1 million in the fiscal year ended December 31, 2010, 33.4% lower than the Ps. 423.9 million recorded in the same period of 2009, explained mainly by the reduction in operating income from our generation and distribution segments (reductions of Ps. 6.4 million and Ps. 157.2 million, respectively) which were partially offset by an increase in operating income of Ps. 14.9 million in our transmission segment and a 14.5% reduction in the operating loss of our holding and others segment, which amounted to a loss of Ps. 36.0 million in 2010, as compared to a loss of Ps.42.2 million in 2009.

     The following table sets forth our operating income by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Operating Income (loss)	2010	2009
	(in millions of pesos)
Generation	Ps. 207.6	Ps. 214.0
Transmission	49.4	34.5
Distribution	61.5	218.7
Holding	(36.0)	(42.2)
Eliminations	(0.3)	(1.1)
Total	Ps. 282.1	Ps. 423.9

     Our consolidated net financial and holding results registered a loss of Ps. 250.6 million in the fiscal year ended December 31, 2010, compared to a gain of Ps. 48.4 million for the same period of 2009, explained mainly by the increase in consolidated net financial losses from our generation, transmission and distribution segments (increases of Ps. 16.8 million, Ps. 2.4 million and Ps. 74.9 million, respectively) and a decrease of Ps. 203.8 million 111 in the income from the holding and others segment for the fiscal year ended December 31, 2010 compared to the same period of 2009.

     We had consolidated gain on repurchases of notes from our subsidiaries of Ps. 5.5 million in 2010, added to the Ps. 435.8 million cumulative gain as of December 31, 2009, totaling Ps. 441.3 million.

     The following table sets forth our financial and holding results, net, by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Financial and Holding Results, net	2010	2009
	(in millions of pesos)
Generation	Ps. (63.1)	Ps. (46.3)
Transmission	(6.6)	(4.2)
Distribution	(205.4)	(130.5)
Holding	24.5	228.3
Eliminations	0.0	1.1
Total	Ps. (250.6)	Ps. 48.4

     We recorded a consolidated gain in other income (expenses), net, of Ps. 6.2 million for the year ended December 31, 2010 compared to a loss of Ps. 2.0 million for the year ended December 31, 2009.

     The following table sets forth our other (expenses) income, net, by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Other Income (expenses), net	2010	2009
	(in millions of pesos)
Generation	Ps. 17.0	Ps. (2.7)
Transmission	(3.8)	4.7
Distribution	(9.8)	2.0
Holding	2.5	(6.1)
Eliminations	0.3	-
Total	Ps. 6.2	Ps. (2.0)

     We recorded a consolidated income tax charge of Ps. 74.3 million for the year ended December 31, 2010 compared to a charge of Ps. 160.2 million for the year ended December 31, 2009.

     The following table sets forth our income tax and tax on assets by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Income Tax	2010	2009
	(in millions of pesos)
Generation	Ps. (63.4)	Ps. (68.5)
Transmission	(21.8)	(4.8)
Distribution	25.3	(61.1)
Holding	(14.4)	(25.8)
Eliminations	-	-
Total	Ps. (74.3)	Ps. (160.2)

112

     We recorded a consolidated charge for minority interests in our subsidiaries of Ps. 10.0 million for the year ended December 31, 2010 compared to a charge of Ps. 95.3 million for 2009.

     The following table sets forth our minority interests by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Minority Interests	2010	2009
	(in millions of pesos)
Generation	Ps. (39.9)	Ps. (38.6)
Transmission	(5.9)	(12.7)
Distribution	35.9	(43.9)
Holding	-	-
Eliminations	-	-
Total	Ps. (10.0)	Ps. (95.3)

     We had a consolidated net loss of Ps. 46.6 million in the fiscal year ended December 31, 2010, compared to a Ps. 214.8 million of consolidated net income recorded in the same period of 2009, explained mainly by the losses from our distribution and holding and others segments (Ps. 92.5 million and Ps. 23.4 million, respectively) which were offset by income from our generation and transmission segments (Ps. 58.1 million and Ps. 11.3 million, respectively).

The following table sets forth our net income by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Net Income (loss)	2010	2009
	(in millions of pesos)
Generation	Ps. 58.1	Ps. 57.9
Transmission	11.3	17.4
Distribution	(92.5)	(14.8)
Holding	(23.4)	154.2
Eliminations	-	-
Total	Ps. (46.6)	Ps. 214.8

Electricity Generation Segment

     Net sales from our generation business increased 39.9% to Ps. 2,410.0 million in the fiscal year ended December 31, 2010 from Ps. 1,723.3 million for the same period of 2009, mainly due to an increase in average electricity prices which was partially compensated by a decrease in the amount of electricity sold during 2010. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment. In the fiscal years ended December 31, 2010 and 2009, energy sales were Ps. 2,399.1 million and Ps. 1,714.5 million, respectively; sales of services (by Pampa Generación) were Ps. 74.7 million and Ps. 49.0 million, respectively; and intercompany eliminations for sales of services within this segment were Ps. 63.8 million and Ps. 40.2 million, respectively. The Ps. 684.6 million increase in net electricity sales was mainly due to an increase in the average electricity prices calculated for our subsidiaries (Ps. 283.5 per MWh for the fiscal year ended December 31, 2010, compared to Ps. 194.8 per MWh for the same period of 2009, representing an increase in sales of Ps. 780.7 million), and was partially offset by a decrease in the quantity of electricity sold (8,462.9 GWh in the fiscal year ended December 31, 2010, compared to 8,802.1GWh for the same period in 2009, representing a reduction in sales of Ps. 96.2 million). In addition, by virtue of the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to

Generation” executed on November 25, 2010, as of December 31, 2010, we and our generation subsidiaries had recognized income arising from said agreement in the amount of Ps. 8.8 million.

     Average electricity prices increases reflect the higher fuel costs, the increased generation with fuel oil in Piedra Buena, the higher participation in the average cost of electricity sold at higher prices of the term electricity contracts of our units and the export and Energía Plus contracts of Central Térmica Güemes. The reduction in electricity sold is mainly explained by the unavailability of certain of our units (maintenance in Güemes and Loma de la Lata), fuel restrictions (Loma de la Lata) and the lower dispatch of our hydro units (especially in Nihuiles), during 2010 compared to the same period of 2009.

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

	Total Sales by Generation Unit (in GWh)
	Twelve-Month Periods ended December 31,
	2010			2009
	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	778.0	301.6	1,079.6	854.1	308.1	1,162.2
HIDISA	538.1	312.9	850.9	599.9	327.2	927.0
Thermal
CTG*	1,532.8	664.4	2,523.4	1,699.0	521.0	2,216.3
CTLLL*	447.7	32.2	527.5	925.8	25.9	1,297.4
CPB*	2,646.3	774.2	3,481.5	2,390.0	808.6	3,199.2
Total	5,942.9	2,085.2	8,462.9	6,468.8	1,990.7	8,802.1

* CTG includes physical equivalent to 326.2 GWh sold under Note 6866/09 in 2010
* CTLLL includes physical equivalent to 47.6 GWh and 345.7 GWh sold under Note 6866 and 446 in 2010 and 2009
* CPB includes physical equivalent to 61.0 GWh sold under Note 6866/09 in 2010
* Note 6866 and Note 446, see "Item 5. Operating and Financial Review and Prospects - Cost of Sales"

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     The cost of sales increased by 47.6% to Ps. 2,059.7 million in the fiscal year ended December 31, 2010 from Ps. 1,395.6 million in the same period of 2009, primarily due to the increase in fuel expenses due to the higher cost of natural gas consumption recorded in 2010 and the increased incidence of consumption and cost of fuel oil used in Piedra Buena (increases of 14.1% and 104.0%, respectively), the increase in the cost of energy purchases at our hydro unit of 16.0% and at our thermal units of 48.0%, the increases in personnel costs and third party service fees at our hydro units of 38.9% and at our thermal units of 15.3%. The increase in personnel costs mainly reflects the increase in wages amongst the periods compared, which also include in both years personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	133.6	60.3%	115.2	59.3%
Royalties	26.9	12.1%	25.6	13.2%
Salaries and third party fees	26.8	12.1%	19.3	9.9%
Depreciation of and amortization	20.2	9.1%	20.7	10.6%
Spares and maintenance	6.3	2.8%	8.2	4.2%
Others	7.9	3.6%	5.3	2.7%
Total hydroelectric	221.6	100.0%	194.3	100.0%

Thermal facilities:
Liquid fuel consumption	962.6	52.4%	472.0	39.3%
Gas consumption	404.3	22.0%	354.5	29.5%
Energy purchases	286.1	15.6%	193.4	16.1%
Salaries and third party fees	78.3	4.3%	67.9	5.7%
Depreciation and amortization	39.9	2.2%	38.5	3.2%
Others	66.8	3.6%	75.1	6.2%
Total thermal	1,838.0	100.0%	1,201.3	100.0%
Total	2,059.7	100.0%	1,395.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Gross profit related to our generation segment increased by 6.9% to Ps. 350.3 million in the fiscal year ended December 31, 2010 from Ps. 327.7 million in the same period of 2009, mainly due to the higher income from electricity sales in all of our units (except Loma de la Lata), which offset the increased cost of sales described above. The gross margin related to our generation activities decreased by 23.6% to 14.5% over sales for the fiscal year ended December 31, 2010 from 19.0% over sales for the same period in 2009, primarily due to the fact that the higher average electricity prices did not offset the increase in the average costs of the period of our units, including the increase in personnel costs and third party service fees.

     The selling expenses related to our generation segment decreased to Ps. 15.4 million in the fiscal year ended December 31, 2010 from Ps. 15.7 million in the same period of 2009. Selling expenses from our hydro units were Ps. 2.4 million and Ps. 4.2 million, whereas selling expenses from our thermal units were Ps. 12.9 million and Ps. 11.5 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	5.7	36.9%	5.7	36.4%
Salaries and third party fees	8.5	55.5%	6.9	44.1%
Doubtful accounts	0.4	2.7%	1.4	8.9%
Others	0.8	4.9%	1.7	10.6%
Total	15.4	100.0%	15.7	100.0%
Of which:
Hydroelectric	2.4	15.8%	4.2	26.6%
Thermal	12.9	84.2%	11.5	73.4%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     In addition, administrative expenses increased to Ps. 112.1 million for the fiscal year ended December 31, 2010 from Ps. 82.8 million for the same period of 2009, mainly due to an increase in personnel costs and social security charges due to the reallocation of personnel in March 2009 from our holding and others segment to the generation segment. Administrative expenses from our hydro units were Ps. 9.8 million and Ps. 11.6 million, whereas administrative expenses from our thermal units were Ps. 102.3 million and Ps. 71.2 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:
	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	14.9	13.3%	16.2	19.6%
Salaries and social security charges	53.4	47.6%	39.4	47.6%
Directors' and Syndics' Fees	7.7	6.9%	6.8	8.2%
Taxes, rates and contributions	8.5	7.6%	4.0	4.8%
Rental, insurance and transport	9.7	8.7%	8.1	9.8%
Others	17.9	15.9%	8.3	10.0%
Total	112.1	100.0%	82.8	100.0%
Of which:
Hydroelectric	9.8	8.8%	11.6	14.0%
Thermal	102.3	91.2%	71.2	86.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income related to our generation activities decreased by 3.0% to Ps. 207.6 million for the fiscal year ended December 31, 2010 from Ps. 214.0 million in the same period of 2009, mainly due to the increase in administrative expenses of our thermal units described above, partially offset by an increase in their gross profits. The operating margin related to our generation activities decreased by 30.6% to 8.6% over sales for the fiscal year ended December 31, 2010, from 12.4% over sales for the same period in 2009, for the same reasons as those described in connection with operating income.

     Financial and holding results, net, related to our generation activities represented a loss of Ps. 63.1 million for the fiscal year ended December 31, 2010 compared to a loss of Ps. 46.3 million for the same period of 2009, primarily due to losses generated by net interest expenses (Ps. 74.7 million), losses generated by foreign exchange differences of liabilities (Ps. 26.5 million) and losses for banking taxes and expenses (Ps. 24.1 million), which were partially offset by gains of Ps. 35.6 million from interest generated by assets, Ps. 20.0 million from foreign exchange differences generated by assets and Ps. 13.4 million from holdings of financial assets. In the same period of 2009, our generation segment recorded losses from impairment of fixed assets and other assets (Ps. 18.5 million), and net gains from foreign exchange differences of Ps. 12.0 million. The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	35.6	-56.4%	25.7	-55.4%
Impairment of assets and investments	0.0	0.0%	(18.5)	39.9%
Foreign exchange differences on assets	20.0	-31.6%	64.4	-138.9%
Generated by financial instruments holding results	13.4	-21.2%	19.5	-42.1%
Generated by taxes and bank commissions	(24.1)	38.2%	(36.5)	78.7%
Other results generated by assets	(2.7)	4.3%	15.5	-33.5%
Interest expense generated by liabilities	(74.7)	118.3%	(63.2)	136.5%
Foreign exchange differences on liabilities	(26.5)	41.9%	(52.3)	112.9%
Generated by repurchases of financial debt	0.0	0.0%	4.1	-8.9%
Other results generated by liabilities	(4.2)	6.6%	(5.0)	10.8%
Total	(63.1)	100.0%	(46.3)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our generation activities recorded other income, net of Ps. 17.0 million for the fiscal year ended December 31, 2010 compared to expenses, net of Ps. 2.7 million for the same period of 2009. Additionally, our generation activities recorded a charge for income tax of Ps. 63.4 million for the fiscal year ended December 31, 2010 compared to Ps. 68.5 million for the same period of 2009 and a charge for minority interests of Ps. 39.9 million for the fiscal year ended December 31, 2010 compared to Ps. 38.6 million for the same period of 2009.

     Finally, our generation activities recorded net income of Ps. 58.1 million for the fiscal year ended December 31, 2010, compared to Ps. 57.9 million for the same period in 2009.

Transmission Segment

     Net sales related to our transmission activities increased by 0.2% to Ps. 291.9 million for the fiscal year ended December 31, 2010, compared to Ps. 291.3 million for the same period in 2009. Net regulated sales increased by 17.6% to Ps. 173.6 million for the fiscal year ended December 31, 2010 compared to Ps. 147.5 million for the same period in 2009, mainly as a result of the recognition of cost variations for Ps. 30.9 million during the period June 2005-November 2010, due to the application of the Instrumental Agreement (dated December 21, 2010 executed by Transener, Transba, the Secretariat of Energy and the ENRE), which redetermined connection charges, transmission capacity and operation and maintenance charges. See “Item 4. Information on the Company—Business Overview—Our Transmission Business—Citelec—Transition Period Rules.” Net revenues from royalties for the Fourth Line remained almost constant reflecting an increase of 0.8% to Ps. 43.3 million for the fiscal year ended December 31, 2010 from Ps. 42.9 million for the same period in 2009; mainly due to the recognition of the new royalty values as from October 2009. Other sales, net decreased 25.6% to Ps. 75.0 million for the fiscal year ended December 31, 2010 from Ps. 100.8 million for the same period of 2009, mainly due to the completion of the installation works of reactors in the substations of Bahía Blanca and Chocón for which we recorded sales in 2009. In addition, the other net sales in 2009 included revenues from works, operation and maintenance services, revenues from supervision services, also related to the substations of Bahía Blanca, Chocón and El Recreo and unregulated revenues from Transba and Transener’s international operations, which was not included in 2010.

	Net Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Net Regulated Sales	173.6	59.5%	147.5	50.7%
Net Fourth Line Revenues	43.3	14.8%	42.9	14.7%
Other Sales	75.0	25.7%	100.8	34.6%
Total	291.9	100.0%	291.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Cost of sales decreased by 9.7% to Ps. 198.6 million in the fiscal year ended December 31, 2010 compared to Ps. 220.1 million for the same period of 2009, mainly due to the decrease in the consumption of materials relates to the completion of works in the substations mentioned above, which mitigated wage increases agreed to during 2010. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	92.6	46.6%	79.2	36.0%
Materials for works	7.5	3.8%	32.0	14.5%
Repairs and Maintenance	11.4	5.7%	15.9	7.2%
Depreciation and amortization	57.2	28.8%	57.6	26.2%
Others	30.0	15.1%	35.4	16.1%
Total	198.6	100.0%	220.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Gross profit related to our transmission activities increased by 31.0% to Ps. 93.2 million for the fiscal year ended December 31, 2010 from Ps. 71.2 million for the same period in 2009, primarily due to the increase in regulated revenues described above and the reduction in the cost of sales. The gross margin related to our transmission activities increased by 30.7% to 31.9% over net sales for the fiscal year ended December 31, 2010 from 24.4% over sales for the same period in 2009, reflecting mainly higher regulated revenues due to the Instrumental Agreement with the Secretariat of Energy and the ENRE.

We do not record selling expenses related to our transmission activities.

     Administrative expenses increased by 19.1% to Ps. 44.7 million for the fiscal year ended December 31, 2010 from Ps. 37.5 million for the same period in 2009, mainly due to the higher salary expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	19.8	44.3%	16.1	42.8%
Fees for third-party services	2.5	5.5%	2.2	5.9%
Depreciation of fixed assets	3.8	8.6%	3.8	10.2%
Insurance and rentals	11.1	24.9%	9.1	24.4%
Directors' and Syndics' Fees	1.5	3.3%	1.3	3.5%
Others	6.0	13.5%	5.0	13.2%
Total	44.7	100.0%	37.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income increased by 43.3% to Ps. 49.4 million for the fiscal year ended December 31, 2010 from Ps. 34.5 million in the same period of 2009. The total operating margin increased by 43.0% to 16.9% over net sales for the fiscal year ended December 31, 2010 from 11.8% over net sales for the same period in 2009. In both cases the increases are explained by an increase in regulated revenues as described above.

     Financial and holding results, net, represented a loss of Ps. 6.6 million for the fiscal year ended December 31, 2010 compared to a loss of Ps. 4.2 million for the same period of 2009, primarily due to the losses generated by net interest expenses (Ps. 37.1 million) and losses generated by foreign exchange differences generated by liabilities (Ps. 10.8 million), which were partially offset by gains generated by interest generated by assets (Ps. 43.4 million) mainly due to the recognition of financial gains from the Instrumental Agreements (for Ps. 40.4 million) mentioned above. In 2009, our transmission segment recorded gains generated by the repurchase of Transener’s own financial debt (Ps. 63.5 million). The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	43.4	-652.7%	7.1	-168.3%
Gains on foreign exchange differences on assets	0.7	-10.6%	1.7	-40.7%
Generated by taxes and bank commissions	(2.9)	44.0%	(4.2)	99.5%
Generated by financial instruments holding results	0.0	0.0%	0.0	0.0%
Other results generated by assets	(0.0)	0.3%	0.9	-21.2%
Interest expense generated by liabilities	(37.1)	558.3%	(36.2)	854.9%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(10.8)	163.0%	(36.6)	862.9%
Generated by repurchases of financial debt	1.7	-25.2%	63.5	-1498.7%
Other results generated by liabilities	(1.5)	23.1%	(0.5)	11.6%
Total	(6.6)	100.0%	(4.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Transmission activities recorded other expenses, net of Ps. 3.8 million for the fiscal year ended December 31, 2010 compared to a Ps. 4.7 million income for the same period of 2009.

     Additionally, the transmission segment recorded a charge for income tax of Ps. 21.8 million for the fiscal year ended December 31, 2010 compared to a charge of Ps. 4.8 million for the same period of 2009 and a charge for minority interests of Ps. 5.9 million for the fiscal year ended December 31, 2010 compared to a charge of Ps. 12.7 million for the same period of 2009.

     Finally, our transmission activities recorded a net income of Ps. 11.3 million for the fiscal year ended December 31, 2010, compared to a net income of Ps. 17.4 million for the same period in 2009.

Distribution Segment

     Net sales from our distribution activities rose by 4.6% to Ps. 2,173.6 million for the fiscal year ended December 31, 2010 from Ps. 2,077.9 million for the same period in 2009, mainly due to a 5.9% increase in the quantity of energy sold in the fiscal year ended December 31, 2010 (19,292 GWh) compared to the same period of 2009 (18,220 GWh), partially offset by the reduction in the average annual sales price of energy that we pass through to certain customers (the average price in 2010 was Ps. 0.1143 per KWh, and Ps. 0.1149 per KWh in 2009), and the increase of fines and penalties (Ps. 80.0 million in 2010 and Ps. 58.5 million in 2009), which are deducted from sales. The increase in the quantity of energy sold was mainly due to a 3.4% increase in the average consumption per customer and a 2.2% increase in the number of customers. Net energy sales represented approximately 98% of net sales in 2010 and 2009. Late payment charges, pole leases, and connection and reconnection charges accounted for the remaining balance in 2010 and 2009.

     Cost of sales increased by 10.3% to Ps. 1,731.5 million for the fiscal year ended December 31, 2010 compared to Ps. 1,569.7 million for the same period of 2009, mainly due to a 34.4% increase in salaries and social security contributions and a 6.6% increase in the cost of energy purchases, mainly associated with the 6.5% increase in demand by large customers in 2010 and an increase in energy losses (12.5% in 2010 as compared to 11.9% in 2009), and therefore, there was a 6.7% increase in the amount of energy purchased (22,053 GWh in 2010 as compared to 20,676 GWh in 2009). The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Energy Purchases	1,069.7	61.8%	1,003.4	63.9%
Derpreciation and Amortization	192.9	11.1%	185.7	11.8%
Salaries and social security charges	296.3	17.1%	220.4	14.0%
Fees for third-party services	119.6	6.9%	111.9	7.1%
Other	52.8	3.0%	48.3	3.1%
Total	1,731.5	100.0%	1,569.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, gross profit related to our distribution activities decreased by 13.0% to Ps. 442.2 million for the fiscal year ended December 31, 2010 compared to Ps. 508.1 million for the same period of 2009, mainly as a result of an increase in salaries and social security charges and higher energy losses in 2010. The increase in net revenues, due to the higher purchase price of energy that was passed through to certain customers of Edenor during part of 2010, was offset by a similar increase in the cost of energy purchased by Edenor to supply those customers. The gross margin related to our distribution activities decreased by 16.8% to 20.3% over sales for the fiscal year ended December 31, 2010 from 24.5% over sales for the same period in 2009.

     Selling expenses increased 41.0% to Ps. 194.5 million for the fiscal year ended December 31, 2010 compared to Ps. 138.0 million for the same period of 2009, primarily due to an increase in salaries and social security charges resulting from wage increases granted in 2010 and to the increase in third party fees and compensation in 2010. In the fiscal year ended December 31, 2009, Edenor recorded a recovery of Ps. 21.2 million due to a reduction in the allowance for doubtful accounts as a result of the approval of the master agreement between Edenor, the Federal Government and the City of Buenos Aires in connection with underprivileged neighborhoods. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	54.8	28.2%	47.1	34.1%
Salaries and social security charges	69.5	35.7%	52.0	37.7%
Doubtful accounts	21.2	10.9%	(2.7)	-1.9%
Taxes, rates and contributions	20.9	10.7%	18.2	13.2%
Other	28.1	14.4%	23.4	17.0%
Total	194.5	100.0%	138.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses increased by 23.8% to Ps. 180.6 million for the fiscal year ended December 31, 2010 compared to Ps. 145.9 million for the same period of 2009, primarily due to increases in salaries due to wage increases. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	79.4	43.9%	60.5	41.5%
Fees for third-party services	46.6	25.8%	43.8	30.0%
Insurance and rentals	14.3	7.9%	6.2	4.2%
Advertising and promotion	18.4	10.2%	16.8	11.5%
Others	22.0	12.2%	18.6	12.8%
Total	180.6	100.0%	145.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income of our distribution activities decreased by 71.9% to Ps. 61.5 million for the fiscal year ended December 31, 2010 compared to Ps. 218.7 million for the same period of 2009, mainly due to the higher selling and administration expenses described above. The total operating margin decreased by 73.1% to 2.8% over sales for the fiscal year ended December 31, 2010 from 10.5% over sales for the same period in 2009.

     Financial and holding results, net, related to our distribution activities represented a loss of Ps. 205.4 million for the fiscal year ended December 31, 2010, compared to a loss of Ps. 130.5 million for the same period of 2009, primarily due to losses related to net interest expenses (Ps. 128.0 million), the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (Ps. 57.3 million) and the holding of financial assets (Ps. 14.4 million), which were partially offset by gains from interest generated by assets, and foreign exchange differences on financial assets (Ps. 28.4 million and Ps. 7.4 million, respectively). In 2010, our distribution segment recorded a loss from repurchase of debt in the fourth quarter due to the repurchase of notes at a price above par, within the framework of the restructuring process aimed at obtaining a longer maturity debt profile (from 2017 to 2022). In 2009, our distribution segment recorded gains from repurchase of financial debt (Ps. 81.5 million). The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	28.4	-13.8%	16.2	-12.4%
Gains on foreign exchange differences on assets	7.4	-3.6%	21.4	-16.4%
Generated by taxes and bank commissions	(37.3)	18.2%	(34.9)	26.8%
Generated by financial instruments holding results	(14.4)	7.0%	37.7	-28.9%
Other results generated by assets	11.5	-5.6%	3.4	-2.6%
Interest expense generated by liabilities	(128.0)	62.3%	(120.9)	92.6%
Losses on foreign exchange differences on liabilities	(57.3)	27.9%	(129.2)	99.0%
Generated by repurchases of financial debt	(7.1)	3.4%	81.5	-62.4%
Other results generated by liabilities	(8.7)	4.2%	(5.7)	4.4%
Total	(205.4)	100.0%	(130.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     The distribution segment recorded other expenses of Ps. 9.8 million for the fiscal year ended December 31, 2010, compared to other income for Ps. 2.0 million in the same period of 2009.

     In turn, our distribution operations recorded an income tax benefit of Ps. 25.3 million in the fiscal year ended December 31, 2010, compared to a Ps. 61.1 million charge in the same period of 2009, and a recovery for minority interests of Ps. 35.9 million in the fiscal year ended December 31, 2010 compared to a charge for minority interests of Ps. 43.9 million in the same period of 2009.

     Finally, our distribution activities registered a net loss of Ps. 92.5 million for the fiscal year ended December 31, 2010, compared to a net loss of Ps. 14.8 million for the same period in 2009.

Holding and others segment

     Net sales related to our holding and others segment were Ps. 0.9 million for the fiscal year ended December 31, 2010 compared to Ps. 15.1 million in the same period of 2009, mostly related to sales at our real estate business (Ps. 0.9 million and Ps. 9.2 million for the periods ended December 31, 2010 and 2009, respectively) and services that we provided to our subsidiaries (Ps. 0.1 million and Ps. 5.8 million for the periods ended December 31, 2010 and 2009, respectively).

     Cost of sales related to our holding and others segment decreased to Ps. 0.8 million in the fiscal year ended December 31, 2010 compared to Ps. 8.2 million for the same period of 2009, reflecting the lower cost of sales of our real estate business due to lack of activity. The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Cost of Benquerencia lots	0.7	93.9%	8.0	97.3%
Other	0.0	6.1%	0.2	2.7%
Total	0.8	100.0%	8.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Gross profit related to our holding and others segment was Ps. 0.1 million for the fiscal year ended December 31, 2010 compared to Ps. 6.9 million for the same period of 2009, mainly due to a decrease in the real estate business and a decrease in revenues and costs for services rendered to our subsidiaries as a result of the personnel and operations’ transfers from Pampa Generación to our generation segment in 2009.

     Selling expenses related to our holding and others segment decreased to Ps. 0.1 million for the fiscal year ended December 31, 2010 compared to Ps. 1.0 million for the same period of 2009, reflecting mainly the selling expenses of our real estate business. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	0.0	3.4%	0.0	0.4%
Salaries and social security charges	0.0	0.0%	0.5	46.5%
Taxes, rates and contributions	0.1	96.6%	0.5	53.0%
Other	0.0	0.0%	0.0	0.0%
Total	0.1	100.0%	1.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses amounted to Ps. 36.0 million for the fiscal year ended December 31, 2010 compared to Ps. 48.0 million for the same period of 2009, mainly due to a decrease in the real estate business and the reduction in Pampa Energía’s administrative expenses due to the reallocation of personnel and other expenses in March 2009 to our generation segment. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	1.5	4.1%	4.4	9.3%
Fees for third-party services	13.9	38.7%	16.4	34.1%
Rental and insurance	1.3	3.7%	2.8	5.9%
Directors' and syndics' fees and options reserve	15.8	43.9%	17.0	35.3%
Others	3.4	9.6%	7.4	15.3%
Total	36.0	100.0%	48.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating losses related to our holding and others segment amounted to Ps. 36.0 million for the fiscal year ended December 31, 2010 compared to an operating loss of Ps. 42.2 million for the same period of 2009, primarily explained because net sales for the period did not offset the administrative expenses described above.

     Financial and holding results, net, related to our holding and others activities represented a gain of Ps. 24.5 million for the fiscal year ended December 31, 2010 compared to a gain of Ps. 228.3 million for the same period of 2009, primarily due to gains generated by the repurchase of debt from our subsidiaries (Ps. 10.9 million), gains from holdings of financial assets (Ps. 55.5 million) and net interest income (Ps. 17.0 million) and foreign exchange differences (Ps. 19.5 million) generated by assets and liabilities, which were partially offset by the loss resulting from the full impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones held in its portfolio (Ps. 77.9 million). In August 2010, and as a result of the decision made by the Board of Directors of Pampa Inversiones to refrain from participating in the capital increase requested by San Antonio, Pampa Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total amount of the investment. During the same period of 2009, our holding and others segment recorded gains generated by the repurchase of debt from our subsidiaries (Ps. 96.3 million) and net interest income (Ps. 20.5 million) and foreign exchange differences (Ps. 32.2 million) generated by assets and liabilities. The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	(6.5)	-26.5%	(2.9)	-1.3%
Impairment of assets and investments	(77.9)	-317.7%	0.0	0.0%
Gains on foreign exchange differences on assets	8.9	36.2%	2.3	1.0%
Generated by taxes and bank commissions	(2.8)	-11.5%	(2.4)	-1.0%
Generated by financial instruments holding results	55.5	226.3%	71.2	31.2%
Other results generated by assets	0.0	0.0%	8.4	3.7%
Interest expense generated by liabilities	23.5	95.9%	23.4	10.3%
Gain on foreign exchange differences on liabilities	10.6	43.3%	29.9	13.1%
Generated by repurchases of financial debt	10.9	44.3%	96.3	42.2%
Other results generated by liabilities	2.4	9.7%	2.0	0.9%
Total	24.5	100.0%	228.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our holding and others segment recorded other income, net for Ps. 2.5 million in the fiscal year ended December 31, 2010 compared to other expenses, net for Ps. 6.1 million for the same period of 2009.

     Also, our holding and others segment recorded an income tax charge of Ps. 14.4 million for the fiscal year ended December 31, 2010, compared to a charge of Ps. 25.8 million for the same period of 2009.

     Finally, our holding and others segment registered a net loss of Ps. 23.4 million for the fiscal year ended December 31, 2010 compared to a net income of Ps. 154.2 million recorded in the same period of 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

     We had consolidated sales of Ps. 4,093.4 million for the fiscal year ended December 31, 2009, 2.0% higher than the Ps. 4,013.8 million for the same period of 2008, explained mainly by the increase of 27.5% (Ps. 62.8 million) and 3.9% (Ps. 77.7 million) in the transmission and distribution segments, respectively, which offset a reduction of 3.2% (Ps. 57.5 million) and 56.6% (19.7 million) in the sales revenues of the generation and holding and others segments, respectively.

     The following table sets forth our net sales by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Net Sales	2009	2008
	(in millions of pesos)
Generation	Ps. 1,723.3	Ps. 1,780.7
Transmission	291.3	228.5
Distribution	2,077.9	2,000.2
Holding	15.1	34.7
Eliminations	(14.0)	(30.3)
Total	Ps. 4,093.4	Ps. 4,013.9

125

     We had consolidated cost of sales of Ps. 3,192.1 million for the fiscal year ended December 31, 2009, 3.6% higher than the Ps. 3,082.4 million for 2008, explained mainly by an increase of 23.6% (Ps. 42.0 million), 8.2% (Ps. 118.4 million) and 70.2% (Ps. 3.4 million) in the cost of sales of our transmission, distribution and holding and others segments, respectively, partially offset by a reduction of 4.0% (Ps. 58.6 million) in the generation segment.

     The following table sets forth our cost of sales by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Cost of Sales	2009	2008
	(in millions of pesos)
Generation	Ps. (1,395.6)	Ps. (1,454.2)
Transmission	(220.1)	(178.1)
Distribution	(1,569.7)	(1,451.4)
Holding	(8.2)	(4.8)
Eliminations	1.5	6.1
Total	Ps. (3,192.1)	Ps. (3,082.4)

     We had consolidated gross profit of Ps. 901.3 million for the fiscal year ended December 31, 2009, 3.2% lower than the Ps. 931.5 million for 2008, explained mainly by the increases in the gross profit from our transmission segment (Ps. 20.8 million) and our generation segment (Ps. 1.2 million) that was more than offset by a reduction in gross profit for the fiscal year ended December 31, 2009 in our distribution and holding and others segments (Ps. 40.7 million and Ps. 23.0 million, respectively).

The following table sets forth our gross profit by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Gross Profit	2009	2008
	(in millions of pesos)
Generation	Ps. 327.7	Ps. 326.5
Transmission	71.2	50.4
Distribution	508.1	548.8
Holding	6.9	29.9
Eliminations	(12.6)	(24.2)
Total	Ps. 901.3	Ps. 931.5

     We had consolidated gross margin of 22.0% for the fiscal year ended December 31, 2009, 5.1% lower than the 23.2% margin for 2008, explained mainly by the reduction in gross margin from our distribution and holding and others segments (to 24.5% from 27.4% and to 45.5% from 86.1%, respectively) which more than offset the increase in gross margin from our generation and transmission segments (to 19.0% from 18.3% and to 24.4% from 22.1%, respectively).

     We had consolidated selling expenses of Ps. 154.7 million in the fiscal year ended December 31, 2009, 10.7% higher than the Ps. 139.7 million recorded in 2008, explained mainly by the increase in selling expenses at our generation and distribution segments (increases of Ps. 5.8 million and Ps. 11.7 million, respectively) which were partially offset by a decrease in selling expenses of Ps. 2.5 million in our holding and others segment.

     The following table sets forth our selling expenses by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Selling Expenses	2009	2008
	(in millions of pesos)
Generation	Ps. (15.7)	Ps. (9.8)
Transmission	-	-
Distribution	(138.0)	(126.3)
Holding	(1.0)	(3.5)
Eliminations	-	-
Total	Ps. (154.7)	Ps. (139.7)

     We had consolidated administrative expenses of Ps. 302.7 million in the fiscal year ended December 31, 2009, 28.6% higher than the Ps. 235.4 million recorded in 2008, explained mainly by the increase in administrative expenses at our generation, transmission and distribution segments (increases of Ps. 24.8 million, Ps. 7.9 million and Ps. 32.3 million, respectively) which were partially offset by a decrease in administrative expenses of Ps. 10.4 million in our holding and others segment.

     The following table sets forth our selling expenses by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Administrative Expenses	2009	2008
	(in millions of pesos)
Generation	Ps. (82.8)	Ps. (57.9)
Transmission	(37.5)	(29.6)
Distribution	(145.9)	(113.6)
Holding	(48.0)	(58.5)
Eliminations	11.4	24.2
Total	Ps. (302.7)	Ps. (235.4)

     We recorded consolidated goodwill amortization charges of Ps. 20.0 million in the fiscal year ended December 31, 2009, 0.8% higher than the Ps. 19.8 million recorded in 2008.

     The following table sets forth our goodwill amortization by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Goodwill Amortization	2009	2008
	(in millions of pesos)
Generation	Ps. (15.2)	Ps. (14.7)
Transmission	0.8	0.8
Distribution	(5.5)	(5.6)
Holding	-	(0.3)
Eliminations	-	-
Total	Ps. (20.0)	Ps. (19.8)

     We had consolidated operating income of Ps. 423.9 million in the fiscal year ended December 31, 2009, 21.0% lower than the Ps. 536.6 million recorded in 2008, explained mainly by the reduction in operating income from our generation, distribution and holding and others segments (reductions of Ps. 30.0 million, Ps. 84.7 million and Ps. 9.8 million, respectively) which were partially offset by an increase in operating income of Ps. 12,9 million in our transmission segment.

     The following table sets forth our operating income by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Operating Income	2009	2008
	(in millions of pesos)
Generation	Ps. 214.0	Ps. 244.0
Transmission	34.5	21.6
Distribution	218.7	303.4
Holding	(42.2)	(32.4)
Eliminations	(1.1)	-
Total	Ps. 423.9	Ps. 536.6

     We had consolidated net financial and holding results of Ps. 48.4 million in the fiscal year ended December 31, 2009, compared to a loss of Ps. 208.1 million for2008, explained mainly by the reduction in consolidated net financial losses from our generation, transmission and distribution segments (a reduction of Ps. 33.8 million, Ps. 48.3 million and Ps. 29.3 million, respectively) and an increase of Ps. 143.8 million in the income from the holding and others segment for the fiscal year ended December 31, 2009 compared to the same period of 2008.

     We had consolidated gain on repurchases of notes from our subsidiaries, included in financial and holding results, of Ps. 245.5 million, added to the Ps. 190.3 million gain as of December 31, 2008, totaling Ps. 435.8 million.

     The following table sets forth our financial and holding results, net, by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Financial and Holding Results, net	2009	2008
	(in millions of pesos)
Generation	Ps. (46.3)	Ps. (80.2)
Transmission	(4.2)	(52.5)
Distribution	(130.5)	(159.8)
Holding	228.3	84.5
Eliminations	1.1	-
Total	Ps. 48.4	Ps. (208.1)

128

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

     The following table sets forth our income tax and tax on assets by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Income Tax	2009	2008
	(in millions of pesos)
Generation	Ps. (68.5)	Ps. (62.7)
Transmission	(4.8)	(7.3)
Distribution	(61.1)	(43.5)
Holding	(25.8)	4.7
Eliminations	-	-
Total	Ps. (160.2)	Ps. (108.8)

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

     We had consolidated net income of Ps. 214.7 million in the fiscal year ended December 31, 2009, 86.7% higher than the Ps. 115.0 million recorded in 2008, explained mainly by the income from our generation, transmission and holding and others segments (Ps. 57.9 million, Ps. 17.4 million and Ps. 154.2 million, respectively) which more than offset the losses form our distribution segments (Ps. 14.8 million).

     The following table sets forth our net income by segment for the year ended December 31, 2009 and 2008:

	For the year ended December 31,
Net Income	2009	2008
	(in millions of pesos)
Generation	Ps. 57.9	Ps. 62.1
Transmission	17.4	(12.4)
Distribution	(14.8)	10.7
Holding	154.2	54.6
Eliminations	-	-
Total	Ps. 214.7	Ps. 115.0

Electricity Generation Segment

     Net sales from our generation business decreased 3.2% to Ps. 1,723.3 million in the fiscal year ended December 31, 2009 from Ps. 1,780.7 million for the same period of 2008, mainly due to a decrease in the amount of electricity sold during the period, which more than offset an increase in the average electricity prices. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment. In the fiscal years ended December 31, 2009 and 2008 energy sales were Ps. 1,714.5 million and Ps. 1,788.8 million, respectively, sales of services (by Pampa Generación) were Ps. 49.0 million and Ps. 29.7 million, respectively, and intercompany eliminations within the segment were Ps. 40.2 million and Ps. 37.8 million, respectively. The Ps. 74.3 million decrease in net electricity sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (Ps. 184.8 per MWh for the fiscal year ended December 31, 2009, compared to Ps. 183.6 per MWh for the same period of 2008, representing an increase of Ps. 109.3 million), was more than offset by a decrease in the quantity of electricity sold (8,802.1 GWh in the fiscal year ended December 31, 2009, compared to 9,744.6 GWh for the same period in 2008, representing a reduction of Ps. 183.6 million). Average electricity prices increases reflect the higher fuel costs and increased price of electricity of the term electricity contracts of our units and the export and Energía Plus contracts of Central Térmica Güemes. The reduction in generation is mainly explained by the unavailability due to maintenance of certain of our units, in particular during the first months of 2009 when compared to the same period of 2008 and the lower dispatch of our generation units due to lower dispatch of thermal units in general in the Argentine system because of greater availability of hydro-based generation, especially during the last months of 2009, compared to the same period of 2008.

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
* includes 345,7GWh sold in 2009 under Note 446. See “Item 5. Operating and Financial Review and Prospects – Cost of sales"

130

     The cost of sales decreased by 4.0% to Ps. 1,395.6 million in the fiscal year ended December 31, 2009 from Ps. 1,454.2 million in the same period of 2008, primarily due to a 17.6% decrease in fuel expenses due to the lower thermal generation recorded in 2009 in general and in particular to the lower incidence of the consumption of the more expensive fuel oil in Piedra Buena and a decrease in the cost of energy purchases at our hydro units (4.9%), which more than offset increases in the cost of energy purchases at our thermal units (75.2%) and in personnel costs and third party service fees at our hydro units (60.4%) and at our thermal units (32.6%). The increase in personnel costs and third party service fees is mainly due to the hiring of new employees for supplying services in our generation segment and the increase in wages and costs of third party services amongst periods, which also include in both cases personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	115.2	59.3%	121.1	64.5%
Royalties	25.6	13.2%	23.7	12.6%
Salaries and third party fees	19.3	9.9%	12.0	6.4%
Depreciation of and amortization	20.7	10.6%	20.5	10.9%
Spares and maintenance	8.2	4.2%	7.4	3.9%
Others	5.3	2.7%	3.2	1.7%
Total hydroelectric	194.3	100.0%	188.0	100.0%

Thermal facilities:
Fuel consumption	826.4	68.8%	1,003.3	79.2%
Energy purchases	193.4	16.1%	110.3	8.7%
Salaries and third party fees	67.9	5.7%	51.2	4.0%
Depreciation and amortization	38.5	3.2%	38.7	3.1%
Others	75.1	6.2%	62.7	5.0%
Total thermal	1,201.3	100.0%	1,266.3	100.0%
Total	1,395.6	100.0%	1,454.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Gross profit related to our generation segment decreased by 0.4% to Ps. 327.7 million in the fiscal year ended December 31, 2009 from Ps. 326.5 million in the same period of 2008, mainly due to the lower electricity sales of our thermal units, which more than offset the lower cost of sales described above. The gross margin related to our generation activities increased by 3.7% to 19.0% over sales for the fiscal year ended December 31, 2009 from 18.3% over sales for the same period in 2008, primarily due to lower electricity sales of our units during the period, which were more than offset by the higher average electricity prices and lower costs of sales.

     The selling expenses related to our generation segment increased to Ps. 15.7 million in the fiscal year ended December 31, 2009 from Ps. 9.8 million in the same period of 2008, mainly due to an increase in salaries and service fees and higher taxes, rates and contributions. Selling expenses from our hydro units were Ps. 4.2 million and Ps. 2.1 million, whereas selling expenses from our thermal units were Ps. 11.5 million and Ps. 7.7 million for the fiscal years ended December 31, 2009 and 2008, respectively. During 2009 we performed a review of past-due accounts at our generation units and as a result we recorded Ps. 1.4 million as doubtful accounts. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	5.7	36.4%	4.0	40.7%
Salaries and third party fees	6.9	44.1%	5.0	50.7%
Doubtful accounts	1.4	8.9%	0.0	0.0%
Others	1.7	10.6%	0.8	8.6%
Total	15.7	100.0%	9.8	100.0%
Of which:
Hydroelectric	4.2	26.6%	2.1	21.8%
Thermal	11.5	73.4%	7.7	78.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses increased to Ps. 82.8 million for the fiscal year ended December 31, 2009 from Ps. 57.9 million for the same period of 2008. Administrative expenses from our hydro units were Ps. 11.6 million and Ps. 10.5 million, whereas administrative expenses from our thermal units were Ps. 71.2 million and Ps. 47.4 million for the fiscal years ended December 31, 2009 and 2008, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	16.2	19.6%	32.2	55.5%
Salaries and social security charges	39.4	47.6%	13.7	23.7%
Directors' and Syndics' Fees	6.8	8.2%	1.8	3.1%
Taxes, rates and contributions	4.0	4.8%	2.6	4.6%
Maintenance	1.8	2.2%	1.4	2.4%
Others	14.6	17.6%	6.2	10.7%
Total	82.8	100.0%	57.9	100.0%
Of which:
Hydroelectric	11.6	14.0%	10.5	18.2%
Thermal	71.2	86.0%	47.4	81.8%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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

     Financial and holding results, net, related to our generation activities represented a loss of Ps. 46.3 million for the fiscal year ended December 31, 2009 compared to a loss of Ps. 80.2 million for the same period of 2008, primarily due to gains of Ps. 25.7 million from interest income generated by assets, gains of Ps. 64.4 million from foreign exchange differences generated by assets, and gains of Ps. 19.5 million from holdings of financial assets, that were more than offset by losses generated by net interest expenses (Ps. 63.2 million), losses generated by foreign exchange differences of liabilities (Ps. 52.3 million) and losses from impairment of assets and investments (Ps. 18.5 million). In the same period of 2008, our generation segment recorded losses from impairment of fixed assets and other assets (Ps. 73.6 million), which included the result from the sale of an Alstom turbine (Ps. 61.2 million). The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	25.7	(55.4%)	27.1	(33.8%)
Impairment of assets and investments	(18.5)	39.9%	(73.6)	91.8%
Gains on foreign exchange differences on assets	64.4	(138.9%)	71.8	(89.6%)
Generated by financial instruments holding results	19.5	(42.1%)	4.5	(5.6%)
Other results generated by assets	(20.9)	45.2%	(21.8)	27.1%
Interest expense generated by liabilities	(63.2)	136.5%	(33.2)	41.4%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(52.3)	112.9%	(54.4)	67.8%
Generated by repurchases of financial debt	4.1	(8.9%)	0.0	0.0%
Other results generated by liabilities	(5.0)	10.8%	(0.7)	0.8%
Total	(46.3)	100.0%	(80.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our generation activities recorded other expenses, net of Ps. 2.7 million for the fiscal year ended December 31, 2009 compared to Ps. 1.4 million for the same period of 2008. Additionally, our generation activities recorded a charge for income tax of Ps. 68.5 million for the fiscal year ended December 31, 2009 compared to Ps. 62.7 million for the same period of 2008 and a charge for minority interests of Ps. 38.6 million for the fiscal year ended December 31, 2009 compared to Ps. 37.7 million for the same period of 2008.

     Finally, our generation activities recorded net income of Ps. 57.9 million for the fiscal year ended December 31, 2009, compared to Ps. 62.1 million for the same period in 2008.

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
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	16.1	42.8%	12.6	42.6%
Fees for third-party services	2.2	5.9%	2.0	6.6%
Depreciation of fixed assets	3.8	10.2%	3.4	11.5%
Insurance	9.1	24.4%	5.2	17.6%
Directors' and Syndics' Fees	1.3	3.5%	1.2	4.1%
Others	5.0	13.2%	5.2	17.6%
Total	37.5	100.0%	29.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	7.1	(168.3%)	4.0	(7.7%)
Gains on foreign exchange differences on assets	1.7	(40.7%)	(0.5)	1.0%
Generated by financial instruments holding results	0.0	0.0%	0.0	0.0%
Other results generated by assets	(3.3)	78.3%	(2.8)	5.3%
Interest expense generated by liabilities	(36.2)	854.9%	(35.8)	68.2%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(36.6)	862.9%	(33.9)	64.5%
Generated by repurchases of financial debt	63.5	(1498.7%)	16.5	(31.4%)
Other results generated by liabilities	(0.5)	11.6%	0.0	0.0%
Total	(4.2)	100.0%	(52.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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

135

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Energy Purchases	1,003.4	63.9%	934.7	64.4%
Derpreciation and Amortization	185.7	11.8%	183.4	12.6%
Salaries and social security charges	220.4	14.0%	181.3	12.5%
Fees for third-party services	111.9	7.1%	111.7	7.7%
Other	48.3	3.1%	40.4	2.8%
Total	1,569.7	100.0%	1,451.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses increased by 28.5% to Ps. 145.9 million for the fiscal year ended December 31, 2009 compared to Ps. 113.6 million for the same period of 2008, primarily due to increases in salaries due to wage increases granted and higher third party fees. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	60.5	41.5%	49.0	43.2%
Fees for third-party services	43.8	30.0%	32.9	29.0%
Taxes, rates and contributions	2.1	1.4%	1.8	1.6%
Advertising and promotion	16.8	11.5%	12.8	11.3%
Others	22.7	15.6%	17.0	14.9%
Total	145.9	100.0%	113.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income of our distribution activities decreased by 27.9% to Ps. 218.7 million for the fiscal year ended December 31, 2009 compared to Ps. 303.4 million for the same period of 2008, mainly due to the increase in energy losses and higher selling and administration expenses described above. The total operating margin decreased by 30.6% to 10.5% over sales for the fiscal year ended December 31, 2009 from 15.2% over sales for the same period in 2008.

     Financial and holding results, net, related to our distribution activities represented a loss of Ps. 130.5 million for the fiscal year ended December 31, 2009 compared to a loss of Ps. 159.8 million for the same period of 2008, primarily due to losses related to net interest expenses (Ps. 120.9 million) and the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (Ps. 129.2 million), which more than offset the income from interest generated by assets, holding results and foreign exchange differences on financial assets (Ps. 16.2 million, Ps. 37.7 million and Ps. 21.4 million, respectively) and gains from repurchase of financial debt (Ps. 81.5 million). In the same period of 2008, our distribution segment recorded losses generated by holdings of financial instruments for Ps. 7.3 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	16.2	(12.4%)	9.9	(6.2%)
Gains on foreign exchange differences on assets	21.4	(16.4%)	8.1	(5.1%)
Generated by financial instruments holding results	37.7	(28.9%)	(7.3)	4.6%
Other results generated by assets	(31.6)	24.2%	(15.6)	9.8%
Interest expense generated by liabilities	(120.9)	92.6%	(127.1)	79.5%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(129.2)	99.0%	(121.5)	76.0%
Generated by repurchases of financial debt	81.5	(62.4%)	93.7	(58.6%)
Other results generated by liabilities	(5.7)	4.4%	0.0	0.0%
Total	(130.5)	100.0%	(159.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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

Holding and others segment

     Net sales related to our holding and others segment were Ps. 15.1 million for the fiscal year ended December 31, 2009 compared to Ps. 34.7 million in the same period of 2008, mostly related to sales at our real estate business (Ps. 9.2 million and Ps. 4.3 million for the periods ended December 31, 2009 and 2008, respectively) and services that we provided to our subsidiaries (Ps. 5.8 million and Ps. 30.4 million for the periods ended December 31, 2009 and 2008, respectively). In the fourth quarter of 2008, the holding and others segment recorded sales for cumulative services rendered to the generation segment of Ps. 24.2 million. These inter-segment sales were eliminated from our consolidated net sales in the elimination segment.

     Cost of sales related to our holding and others segment increased to Ps. 8.2 million in the fiscal year ended December 31, 2009 compared to Ps. 4.8 million for the same period of 2008, reflecting the higher cost of sales of our real estate business. The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Cost of Sales
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Cost of Benquerencia lots	8.0	97.3%	4.1	84.1%
Other	0.2	2.7%	0.8	15.9%
Total	8.2	100.0%	4.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, gross profit related to our holding and others segment was Ps. 6.9 million for the fiscal year ended December 31, 2009 compared to Ps. 29.9 million for the same period of 2008, mainly due to the increase in sales for the fourth quarter of 2008 described above.

     Selling expenses related to our holding and others segment amounted to Ps. 1.0 million for the fiscal year ended December 31, 2009 compared to Ps. 3.5 million for the same period of 2008, reflecting mainly the selling expenses of our real estate business. In the 2008 period, Ps. 2.4 million of selling expenses incurred by our subsidiary Pampa Inversiones are also included. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Selling Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	0.0	0.4%	2.5	71.2%
Salaries and social security charges	0.5	46.5%	0.5	12.9%
Taxes, rates and contributions	0.5	53.0%	0.3	8.8%
Other	0.0	0.0%	0.3	7.1%
Total	1.0	100.0%	3.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses amounted to Ps. 48.0 million for the fiscal year ended December 31, 2009 compared to Ps. 58.5 million for the same period of 2008, mainly due to the transfer of personnel from our holding and others segment to our generation segment described above. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Administrative Expenses
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	4.4	9.3%	16.4	28.1%
Fees for third-party services	16.4	34.1%	10.6	18.1%
Rental and insurance	2.8	5.9%	2.6	4.5%
Directors' and Syndics' Fees	5.9	12.3%	20.3	34.7%
Others	18.4	38.4%	8.5	14.6%
Total	48.0	100.0%	58.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating losses related to our holding and others segment amounted to Ps. 42.1 million for the fiscal year ended December 31, 2009 compared to an operating loss of Ps. 32.4 million for the same period of 2008, primarily explained by the difference in net sales between both periods, which were not offset by the reduction in administrative expenses described above.

     Financial and holding results, net, related to our holding activities represented a gain of Ps. 228.3 million for the fiscal year ended December 31, 2009 compared to a gain of Ps. 84.5 million for the same period of 2008, primarily due to gains generated by the repurchase of debt from our subsidiaries (Ps. 96.3 million), gains from holdings of financial assets (Ps. 71.2 million) and net interest income (Ps. 20.5 million) and foreign exchange differences (Ps. 32.2 million) generated by assets and liabilities. During the same period of 2008, the gain generated by the repurchase of debt from our subsidiaries (Ps. 80.1 million) and net foreign exchange differences (Ps. 19.8 million) were partially offset by losses generated by holdings of assets (Ps. 16.5 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Financial and Holding Results
	Fiscal year ended December 31,
	2009		2008
	(in millions of Pesos, except percentages)
Interest income generated by assets	(2.9)	(1.3%)	6.5	7.6%
Impairment of assets and investments	0.0	0.0%	(0.7)	(0.9%)
Gains on foreign exchange differences on assets	2.3	1.0%	15.1	17.9%
Generated by financial instruments holding results	71.2	31.2%	(16.5)	(19.5%)
Other results generated by assets	6.1	2.7%	(4.1)	(4.9%)
Interest expense generated by liabilities	23.4	10.3%	(0.5)	(0.6%)
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Gain on foreign exchange differences on liabilities	29.9	13.1%	4.6	5.5%
Generated by repurchases of financial debt	96.3	42.2%	80.1	94.9%
Other results generated by liabilities	2.0	0.9%	0.0	0.0%
Total	228.3	100.0%	84.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our holding and others segment recorded other expenses, net for Ps. 6.1 million in the fiscal year ended December 31, 2009 compared to Ps. 2.3 million for the same period of 2008.

     Also, our holding and others segment recorded an income tax charge of Ps. 25.8 million for the fiscal year ended December 31, 2009, compared to a benefit of Ps. 4.7 million for the same period of 2008.

     Finally, our holding and others segment registered a net income of Ps. 154.3 million for the fiscal year ended December 31, 2009 compared to a net income of Ps. 54.6 million recorded in the same period of 2008.

Liquidity and Capital Resources

Sources and uses of funds

     We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006. Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings. We have also used a combination of funds from operations and short-term borrowings to make certain recent acquisitions. In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million. In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion. In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders. In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs. In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and Enron Pipeline Company Argentina S.A. through a combination of funds from operations, and short-term borrowings, part of which we have refinanced in the capital markets. As a result of all of these acquisitions, we have become the largest fully integrated electricity company in Argentina.

     Our business activities are now focused on the development and value-enhancement of our electricity assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses such as our recent investments in the oil and gas sector and our acquisition of certain distribution assets. Historically, our operating subsidiaries have relied on their respective cash flows from operations and on short-term and long-term borrowings to finance their operations, including capital expenditures. We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders and short-term and long-term borrowings, while our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings to finance their capital requirements in the near term. We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities.

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

     We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables. In our generation segment, our non-current trade receivables relate to (i) amounts owed us by FONINVEMEN, which are payable in 120 monthly installments, and (ii) credits against CAMMESA that we expect to collect through different mechanisms under the regulatory framework. See “Item 4. Information on the Company—The Argentine Electricity Sector—FONINVEMEN.” In our distribution segment, our non-current trade receivables relate to the retroactive portion of the distribution margin increase granted in February 2007, which we are entitled to invoice to our distribution customers in 55 monthly installments. Our total non-current trade receivables amounted to Ps. 237.1 million at December 31, 2010.

     The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2010	2009	2008
	(in million of Pesos)
Cash at the beginning of the year	Ps. 435.8	Ps. 395.2	Ps. 721.2
Net cash provided by operating activities	660.2	918.6	748.2
Net cash used in investing activities	(514.6)	(549.2)	(1,371.3)
Net cash (used in) provided by financing activities	327.2	(328.8)	297.1
Cash at the end of the year	Ps. 908.7	Ps. 435.8	Ps. 395.2

Net cash provided by operating activities

     Net cash provided by operating activities amounted to Ps. 660.2 million for the year ended December 31, 2010, attributable principally to positive adjustments to net income for non-cash charges in this period, including Ps. 350.0 million for depreciation and amortization of assets and goodwill, Ps. 74.3 million for income tax, Ps. 33.8 million for accrued interest, Ps. 77.9 million for the loss on the impairment of investments (relating to the impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones held in its portfolio), Ps. 37.8 million for foreign exchange difference loses on loans and other financial results, net, Ps. 10.0 million for minority interest in subsidiaries and Ps. 23.5 million for setting up of provisions, which were partially offset by the negative adjustment of Ps. 5.5 million for the results from the repurchase of financial debt of our subsidiaries. Positive adjustments in assets and liabilities amounted to Ps. 83.4 million for the year ended December 31, 2010. These positive adjustments in operating assets and liabilities were primarily due to:

  a Ps. 362.0 million increase in other liabilities, mainly due to a Ps. 370.3 million increase in other liabilities at our distribution segment mostly related to an increase in Edenor´s long term PUREE liabilities (Ps.295.8 million) and ENRE penalties and discounts (Ps. 74.5 million) and at our Holding and others segment (Ps. 8.1 million), which was partially offset by decreases in other liabilities at our generation (Ps. 6.2 million) and transmission (Ps. 4.3 million) segments, a Ps. 144.9 million increase in accounts payable attributable mainly to our generation segment (Ps. 104.9 million, including a Ps. 67.7 million increase in payables at Loma de la Lata for payables related to agreements with fuel suppliers and project contractors, a Ps. 66.6 million increase in accounts payable related to our Güemes operations mostly related to payables related to agreements with fuel suppliers and electricity spot purchases and a Ps. 27.9 million reduction in accounts payable at our Piedra Buena unit), and a Ps. 34.9 million increase at our distribution segment mostly related to electricity purchases, and an Ps. 85.2 million increase in salaries and social security payables, which reflect wages increases granted in 2010 through our subsidiaries.

     The positive impact of these adjustments was partially offset by:

  a Ps. 262.4 million increase in trade receivables attributable mainly to a Ps. 171.0 million net increase in account receivables within our generation business (including a Ps. 117.8 million increase at our Piedra Buena unit due to its increased production during the last quarter of 2010, and increases at Nihuiles, Güemes and Loma de la Lata, which were partially offset by decreases at Diamante and Pampa Generación), a Ps. 86.5 million increase in receivables at our transmission segment (including Ps. 71.3 million for the recognition of revenues as a consequence of the Instrumental Agreements, Ps.
  30.9 million of which were recognized as net sales and Ps. 40.4 million as interest income) and a Ps. 11.3 million increase at our distribution segment which were partially offset by a Ps. 6.3 million decrease in receivables at our Holding and others segment, a Ps. 96.4 million increase in other receivables, attributable mainly to increases in other receivables at our generation segment (Ps. 82.8 million) and at our Holding and others segment (Ps. 24.6 million), which were partially offset by a decrease in receivables at our transmission segment (Ps. 10.2 million), a Ps. 131.8 million decrease in taxes payables, mainly attributable to our generation segment (Ps. 63.3 million), to our transmission segment (Ps. 24.2 million) and to our distribution segment (Ps.46.4 million), and a Ps. 26.6 million dividend payment to the shareholders of certain of our subsidiaries.

     Net cash provided by operating activities amounted to Ps. 918.6 million for the year ended December 31, 2009, attributable principally to a positive adjustments to net income for non-cash charges in this period, including Ps. 338.6 million for depreciation and amortization of assets and goodwill, Ps. 160.2 million for income tax, Ps. 84.6 million for accrued interest, Ps. 18.5 million for the loss on the impairment of fixed assets (relating to the Man generation engines at Güemes), Ps. 231.7 million for foreign exchange difference loses on loans and other financial results, net and Ps. 95.3 million for minority interest in subsidiaries, which were partially offset by the negative adjustment of Ps. 245.5 million for the results from the repurchase of financial debt of our subsidiaries and Ps. 43.2 million for recovery of provisions, net. Positive adjustments in assets and liabilities amounted to Ps. 415.4 million for the year ended December 31, 2009. These positive adjustments in operating assets and liabilities were primarily due to:

  a Ps. 193.6 million decrease in trade receivables attributable mainly to a net decrease in account receivables within our generation business due to improved collection from term contracts that resulted in a Ps. 186.3 million decrease in receivables at our thermal units which was partially offset by a Ps. 58.0 million increase in receivables at our hydro units; a Ps. 48.1 million decrease in receivables at our distribution segment; a Ps. 21.8 million decrease in receivables at our holding and others segment and a Ps. 6.5 decrease in receivables at our transmission segment, a Ps. 162.9 million increase in other liabilities, mainly due to a Ps. 239.1 million increase in other liabilities at our distribution segment mostly related to an increase in Edenor´s long term PUREE liabilities which was partially offset by a Ps. 58.8 million decrease in other liabilities at our holding and others segment, and a Ps. 40.9 million increase in salaries and social security payables, which reflect wages increases granted in the year throughout our subsidiaries.

     The positive impact of these adjustments was partially offset by:

  a Ps. 119.4 million decrease in accounts payable attributable mainly to our generation segment, including a Ps. 53.7 million decrease in payables at our Piedra Buena facility related to the repayment of accounts payables (including debt with other of our subsidiaries and payables related to agreements with fuel suppliers), a Ps. 45.2 million decrease in accounts payable at our Loma de la Lata unit (including payables related to agreements with fuel suppliers and project contractors), and a Ps. 36.6 million decrease in accounts payable related to our Güemes operations (mostly related to payables related to agreements with fuel suppliers), a Ps. 81.3 million increase in other receivables, attributable mainly to increases in other receivables at our generation segment where decreases at our Loma de la Lata and Ingentis subsidiaries (Ps. 95.3 million and Ps. 16.2 million, respectively) where partially compensated by decreases in receivables at Piedra Buena and Güemes (Ps. 24.9 million and Ps. 13.6 million, respectively), and to a Ps. 9.8 million increase in other receivables at our holding and others segment, a Ps. 139.9 million decrease in taxes payables, mainly attributable to our distribution segment (Ps. 65.6 million) and to payments of income tax including payments related to a tax liability settlement program (Ps. 40.3 million), and a Ps. 18.1 million dividend payment to the shareholders of certain of our subsidiaries.

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

  a Ps. 290.0 million increase in trade receivables, attributable mainly to: a net Ps. 23.7 million increase in our distribution segment due to an Ps. 118.8 million increase in receivables from an agreement entered into with the government that more than offset a decrease of Ps. 95.1 million decrease in receivables due to improved collection at our subsidiary; a Ps. 210.1 million increase in our generation business due to the increase in receivables from our electricity sales to CAMMESA and other customers, which reflect both an increase in the volume of electricity sold and an increase in the average price of the electricity sold in the period (a portion of these receivables are classified as non-current according to their contracted terms), and Ps. 49.1 million increase in receivables at our holding and others segment reflecting the increase in advisory activities of the segment;
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

     The negative impact of these charges was partially offset by:

  a Ps. 191.0 million increase in accounts payable, attributable mainly to a Ps. 146.8 million increase in our generation business due to increased fuel usage, and Ps. 27.9 million and Ps. 26.0 million increase in our distribution operations and our holding and others segment, respectively;
  a Ps. 121.9 million increase in other liabilities, attributable mainly to a Ps. 78.1 million increase in other liabilities for our distribution segment and an increase in fines and bonuses from the ENRE, a Ps. 35.8 million increase for our holding and others segment and a Ps. 7.9 million increase for our transmission segment; and
  a Ps. 68.4 million increase in salaries and social security payables, attributable mainly to a Ps. 50.2 million increase for our distribution segment and smaller increases in all of our other segments.

Net cash used in investing activities

     Net cash used in investing activities amounted to Ps. 514.6 million for the year ended December 31, 2010, principally due to Ps. 568.3million in capital expenditures, including Ps. 388.8 million at our distribution segment, Ps. 23.4 million at our transmission segment and Ps. 154.2 million at our generation segment ( including Ps. 126.2 million related to expansion work at Loma de la Lata, and capital expenditures at Güemes and Piedra Buena of Ps. 10.0 million and Ps.14.7 million, respectively), Ps. 12.4 million as payment to minority shareholders of Güemes for a capital redemption,, and Ps.114.3 million paid for the purchase of short term investments, mostly at our holding and others segment (including debt and other securities from our subsidiaries). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 75.6 million from net decreases in restricted cash and equivalents, mostly from a Ps. 74.2 million partial liberation of restricted cash at our generation segment, Ps. 93.3 million from the proceeds of the sale of short term investments mainly carried out by our holding and others segment, Ps. 7.6 million from cash generated by the sale of assets, and Ps. 16.7 million related to cash generated in relation to investments in our subsidiaries.

     Net cash used in investing activities amounted to Ps. 549.2 million for the year ended December 31, 2009, principally due to Ps. 974.9 million in capital expenditures, including Ps. 404.2 million at our distribution segment, Ps. 37.8 million at our transmission segment and Ps. 532.5 million at our generation segment ( including Ps. 420.2 million related to expansion work at Loma de la Lata, and capital expenditures at Güemes , Piedra Buena and Ingentis of Ps. 46.5 million, Ps. 24.9 million and Ps. 26.2 million, respectively), and Ps. 85.8 million paid for the purchase of short term investments, mostly at our holding and others segment (including debt and other securities from our subsidiaries). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 339.8 million from net decreases in restricted cash and equivalents, mostly from a Ps. 353.5 million partial liberation of restricted cash at our Loma de la Lata subsidiary for its use in the expansion work at that unit, Ps. 118.1 million for collections from short term investments mainly carried out by our holding and others segment and Ps. 52.8 million related to cash generated in relation to investments in our subsidiaries.

     Net cash used in investing activities amounted to Ps. 1,371.3 million for the year ended December 31, 2008, principally due to Ps. 741.0 million for capital expenditures at our distribution segment (Ps. 325.4 million), our generation segment (Ps. 356.8 million) and our transmission segment (Ps. 53.8 million); Ps. 395.4 million paid for the purchase of short term investments at our holding and others segment (Ps. 321.4 million, including debt and other securities from our subsidiaries) and our distribution segment (Ps. 67.9 million); Ps. 460.7 million in restricted cash which is used as collateral to, and to fund, our expansion project at Loma de la Lata (collateral for outstanding letters of credit with EPC contractor); and Ps. 68.7 million in payments for acquisition of companies (net of cash acquired) related to our acquisition of the shares from the employee participation program at Güemes (Ps. 9.5 million) and Diamante (Ps. 3.4 million), the acquisition from the minority shareholders of the remaining shares of Transelec that we did not own (Ps. 38.8 million), and the acquisition of additional shares of Armadillo Holdings Inc. (Ps. 17.3 million). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 202.5 million for collections from short term investments mainly done by our holding and others segment (Ps. 200.7 million); and Ps. 91.9 million from the sale of fixed assets, mostly composed of the sale at Loma de la Lata of a heavy duty 178 MW Alstom model GT13E2 gas turbine for about Ps. 84.7 million.

Net cash provided by financing activities

     Net cash provided by our financing activities amounted to Ps. 327.2 million for the year ended December 31, 2010, principally due to Ps. 868.1 million of net cash provided by borrowings at our different segments. These sources of cash were partially offset by Ps. 525.1 million used to pay bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 15.8 million used for net payment of dividends.

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

Capital Expenditures

     The following table sets forth, our capital expenditures for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010		2009
	(in millions of Pesos)
Generation	Ps.	280.3	Ps.	761.4
Transmission		23.4		37.8
Distribution		393.4		422.9
Holding		27.2		0.4
Total	Ps.	724.3	Ps.	1,222.5

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

     In 2010, our capital expenditures in our generation segment were substantially comprised of expenditures in connection with our generation expansion project in Loma de La Lata for approximately Ps. 237.7 million. Besides the expansion project, our capital expenditures in our generation segment were mainly due to advances to suppliers (Ps. 7.0 million). Our capital expenditures in our transmission segment were substantially comprised of investments for replacement and upgrades to our transmission networks (Ps. 16.3 million), spare parts replacement (Ps. 3.0 million), and advances to suppliers (Ps. 2.2 million). In our distribution segment we invested Ps. 393.4 million to increase and improve our grid in order to keep pace with the growth in our customer’s base. In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables.

     We currently expect our capital expenditures in 2011 to remain in line with our capital expenditures in 2010 as it relates to maintenance and capital expenditures in our generation, transmission and distribution operations, and to be lower in relation to the investments required in our generation expansion project in Loma de La Lata which is expected to be completed in the third quarter of 2011. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required by our oil and gas business. We expect to meet our commitments with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings. See “Item 4. Information on the Company—Our Business—Our Generation Business.”

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

     Our total consolidated financial debt as of December 31, 2010 was Ps. 2,662.9 million, of which 74.9% was long-term debt. Approximately 69.8% of our consolidated debt outstanding at December 31, 2010 was denominated in foreign currencies, mainly in U.S. Dollars.

     Our consolidated indebtedness at December 31, 2010 consisted primarily of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Remaining amount	Repurchase result (1)	Agreed rate	Final maturity
				in thousands				in thousands of Ps.
Transener (2)	At par at fixed rate	Dec-20-06	US$	220,000		97,200	122,800	3,371	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(7)	9,322	3,075		3% to 7% (incremental)	2016
Edenor	At par at variable rate (5)	Apr-24-06	US$	12,656		-	12,656	(7,054)	Libor + 0% to 2% (incremental)	2019
	At par at fixed rate (5)	Apr-24-06	US$	80,048		80,048	-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243	24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	230,301		-	230,301	-	9.75%	2022
EASA (3)	At par at fixed rate	Jul-19-06	US$	12,874	(8)	419	12,455	214	3% to 5% (incremental)	2017
	At discount at fixed rate (4)	Jul-19-06	US$	84,867	(8)	83,659	1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,887	4,182	46	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(8)	24,264	165,035	8,920	11.25%	2015
Edenor	At par at variable rate	May-07-09	Ps.	58,236	(8)	-	58,236	-	Badlar private (6) + 6.75%	2013
Central Piedrabuena	Short-term note	May-11-10	Ps.	66,295		-	66,295	-	Badlar private (6) + 3.00%	2011
	Short-term note	Oct-22-10	Ps.	80,000		-	80,000	-	Badlar private (6) + 3.00%	2011

______________________
(1)	During the year ended December 31, 2010, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of U.S. $ 176 million, out of which U.S. $ 123.9 corresponds to the result of the exchange and repurchase offer of Edenor´s corporate bonds. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 5.5 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities. From the initial transactions in 2008 and up to December 31, 2010, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of U.S. $510.2 million, including U.S. $123.9 million of the mentioned Edenor transaction, of which as of December 31, 2010, U.S. $ 244.2 million were still maintained in treasury, while the remaining amount has been redeemed.
(2)	Reflects the full amount of Transener’s outstanding debt. We record our proportionate share (50%) of Transener’s debt as part of our consolidated indebtedness.
(3)	EASA’s Par Notes due 2017 and Discount Notes due 2016 also require EASA to make mandatory prepayments of principal with EASA’s “excess cash” (as defined in the instruments governing such debt).
(4)	Under EASA’s Discount Notes due 2016, EASA may elect to capitalize a specified portion of the interest payable on these notes on any interest payment date if it lacks sufficient funds to make such interest payment in full in cash.
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

147

     Under the terms of their respective outstanding debt, these companies are subject to a number of restrictive covenants, including the limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2010, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

     In addition to the outstanding indebtedness described above, Piedra Buena has entered into short-term borrowings for working capital purposes. In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs. During the years ended December 31, 2010 and 2009, Piedra Buena issued five VCP series under this program, for a total amount of Ps.241.6 million. Series 4 and 5 issued for a total nominal value of Ps. 146.3 million were outstanding as of December 31, 2010. On May 9, 2011, Piedra Buena issued Series 6 for a total nominal value of Ps. 70.2 million at an interest rate equal to the private Badlar rate plus 3%. Principal is due 360 calendar days after the issuance date, and interest is payable on a quarterly basis. The proceeds of these notes were utilized to refinance certain indebtedness of Piedra Buena and to cover working capital needs. Also, on September 28, 2010, the Secretariat of Energy instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which would be available before the winter of 2011. In October 2010, Piedra Buena formalized its proposal to increase its power generation capacity to CAMMESA. The Secretariat of Energy informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in the Secretariat of Energy Resolution No. 146/02 and Notes 6157/10 and 7375/10. The amount of the work proposal submitted by Piedra Buena amounted to Ps. 63,240,808. As of December 31, 2010, Piedra Buena has received from CAMMESA partial advances amounting to Ps. 21 million. On March 21, 2011, Piedra Buena entered into a loan agreement with CAMMESA perfecting such financing. As of March 31, 2011, Piedra Buena has received from CAMMESA partial advances amounting to Ps. 37.6 million.

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

     In addition, on December 28, 2009, the shareholders of Loma de La Lata approved the creation of a medium-term note program not to exceed U.S. $ 50 million. The terms of any debt under this program will be determined by its board of directors at the time that such debt is issued. As of the date of this annual report, Loma de La Lata has not issued any notes under this program.

     On November 5, 2009, Transener’s shareholders’ meeting resolved to create a global program for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The program was authorized by CNV, however, no debt has been issued. On May 12, 2009, Transener and Transba entered into a financing agreement with CAMMESA (as lender) for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed to increase the borrowed amount to up to Ps. 107.7 million and Ps. 42.7 million, respectively. As of March 31, 2011 the financing amount approved by the Secretariat of Energy for both companies amounted to Ps. 150.4 million, and the disbursements received amounted to Ps. 145.6 million. The interests accrued at year-end 2010 amounted to Ps. 11 million. Transener and Transba will apply the receivables acknowledged by the Secretariat of Energy and ENRE on account of cost variations (pursuant to the Instrumental Agreement) to the cancellation, up to such amounts, of the financing granted by CAMMESA. On May 2, 2011, Transener and Transba executed with CAMMESA amendments to the financing agreements, which provided for: i) the cancellation of the amounts received as of January 17, 2011 by both companies pursuant to the financing granted by the agreements executed on

May 12, 2009, ii) the granting to Transener and Transba of new loans for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts due under the amendments to the financing agreements. The funds arising from the new loans will be used for operation and maintenance operations and to the investment plan for the year 2011, and will be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the Secretariat of Energy.

     On October 25, 2010, under the conditions set forth in its corporate bonds issuance programme, and as a result of the cash subscription offer, Edenor issued Fixed Rate at Par notes due 2022 for a nominal value of U.S. $140 million. Furthermore, as a result of the exchange offer, Edenor cancelled Fixed Rate Par notes due 2017 for a nominal value of U.S. $123.9 million as follows: exchanged Fixed Rate at Par notes due 2017 for U.S. $90.3 million for Fixed Rate at Par notes due 2022 for a equivalent nominal value plus a cash payment amounting to U.S. $9.5 million including interests accrued and unpaid, and; acquired Fixed Rate at Par notes due 2017 for a U.S. $33.6 million, paying in cash U.S. $35.8 million, including interest accrued and unpaid. As a result new Fixed Rate at Par notes due 2022 amounting to U.S. $230.3 million were issued with the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment in 2022. On April 26, 2011, Edenor issued Fixed Rate at Par notes due 2022 for a face value of U.S. $69.7 million, thus completing the original amount of the series of up to U.S. $300 million. Edenor will use the net proceeds to refinance in whole or in part its short-term debt, and/or finance the capital expenditures plan and/or increase working capital. On October 18, 2010, Edenor cancelled the Fixed Rate at Par notes due 2017 in its portfolio having a nominal value of U.S. $65.3 million. On March 4, 2011, Edenor redeemed all outstanding at par variable rate notes due 2019 at a price equivalent to face value (U.S. $12.7 million) plus accrued interest.

     Also, in February 2011, Edenor was granted a series of short-term loans with local entities (JPMorgan Chase Bank N.A., Sucursal Argentina, Deutsche Bank S.A., Banco Macro S.A., Banco de la Nación Argentina and Standard Bank Argentina S.A.). These loans were obtained for a total of Ps. 280 million, at an average annual interest rate of 14.5% and the average term of the loans was 90 days. The proceeds from these loans were in turn applied to grant short-term loans to EDEN, EDELAR, EDESA and EDESAL which applied them to repay certain overdrafts and certain outstanding loans. In April 2011, Edenor agreed with EDEN, EDESAL, EDELAR y EDESA on the terms for these loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All of these loans have been agreed in line with usual market terms for this kind of operations.

     In relation to the acquisition of the CIESA Bonds executed in January 2011, Pampa Inversiones signed a credit agreement with Citibank N.A. and Standard Bank PLC, which allowed it to obtain financing for a total amount of U.S. $ 60.0 million. To secure these loans, Pampa Inversiones pledged 40,000,000 corporate bonds issued by EASA. On January 4, 2011, Pampa Inversiones received additional financing from Citibank N.A. and Standard Bank PLC for U. S. $30.0 million. To secure this additional financing, Pampa Inversiones pledged 5,000,000 corporate bonds issued by EASA and 1,713,826 ADRs from Edenor.

     On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted Güemes a two-tranche financing for an aggregate amount of Ps. 100.0 million, one for Ps. 50.0 million which accrues interest at a floating rate equal to the adjusted Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50.0 million, which accrues interest at a fixed nominal rate equivalent to 17% per annum. Interest is payable quarterly and the principal amount is be amortized in three consecutive quarterly installments, with the first one due in September 2011.

     On August 19, 2010, Piedra Buena received from Banco Provincia a loan amounting to Ps. 20.0 million, which accrues interest at a 14% nominal annual fixed rate. Interests is payable on a monthly basis and the principal is repaid as a lump sum in November 2011. As of March 31, 2011, the balance of such loan plus accrued interest amounted to Ps. 20.1 million. Also, on February 4, 2011, Banco de la Nación Argentina granted Piedra Buena a loan amounting to Ps. 60.0 million, which accrues interest at the BADLAR rate plus 4.5%. Interest is payable on a monthly basis, and the principal will be repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of March 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 61.4 million.

Contractual Obligations

     In the tables below, we set forth certain contractual obligations as of December 31, 2010 and the period in which the contractual obligations come due. Peso amounts have been translated from U.S. Dollar amounts at the seller rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.976 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in millions of Pesos)
Payment Obligations
Long-term debt obligations(1)	2,464.6	220.7	362.0	716.5	1,165.4
Capital expenditures(2)	127.6	122.4	3.5	1.7	—
Royalty payments(3)	170.1	26.9	56.2	58.0	29.0
Operating leases(4)	35.3	6.7	25.6	3.0	—
Accrued litigation (5)	10.3	1.4	3.4	2.3	3.2
Total payment obligations	2,807.9	378.1	450.7	781.5	1,197.6

Purchase Obligations
Fuel-oil purchase agreements for electricity generation(6)	654.4	654.4	—	—	—
Natural gas purchase agreements for electricity generation(7)	1,152.9	298.1	680.2	174.6	—
Natural gas transportation agreement(8)	93.7	6.2	11.1	6.2	70.2
Total purchase obligations	1,901.0	958.7	691.3	180.8	70.2

Others
Accrued fines and penalties (9)	463.0
Total	5,171.9	1,336.8	1,142.0	962.3	1,267.8

(1)	We expected to pay approximately U.S. $57.2 million in interest on our consolidated indebtedness in 2011. Interest payments for years following 2011 have not been estimated, however, because we cannot accurately predict future interest rates, including those resulting from future refinancing activities, or our future cash generation, which could significantly affect our debt levels to the extent we are required to use our excess cash to repurchase or prepay our debt or we elect to capitalize interest on our debt, in each case, pursuant to the terms of our debt. Part of EASA’s, Edenor’s and Transener’s outstanding debt includes mandatory prepayments with excess cash while EASA’s outstanding debt allows for the capitalization of interest under specific circumstances. See “—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions. We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP. As a result, the amounts shown in balance sheet do not reflect the nominal amount owed under our debt instruments.
(2)	Includes executed contractual obligations relating to our generation expansion projects. Transener’s and Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards. Several of these obligations are denominated in currencies other than Pesos or the U.S. Dollar (such as Swiss Francs and Euros) and have been converted into Pesos for purposes of this table at the then prevailing exchange rate.
(3)	Based on estimated payments included in our annual budget through 2015; we cannot reasonably estimate beyond 2014 since royalty payments are calculated based on the amount of energy actually sold.
(4)	Minimum required lease payments.
(5)	Represents a contingent liability for the tax claim that Edenor has with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998. See “Item 8. Financial Information—Legal Proceedings—Distribution—Edenor tax claims.”
(6)	Based on the estimated price of U.S. $60.50 per barrel.
(7)	Based on the estimated average price of Ps. 687.01 per dam3.
(8)	Based on the estimated average price of Ps. 8.27 per dam[3].
(9)

Includes accrued fines and penalties for Edenor, Transener and Transba. In the case of Edenor, amounts include adjustments made to reflect the ratification of the Adjustment Agreement. Edenor was required to make an adjustment to a portion of its accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to its VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively. In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of Edenor’s accrued fines and penalties and allowed Edenor to pay the remaining Ps. 361.6 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect. Because the Adjustment Agreement was not ratified until January 2007, Edenor has recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In the case of Transener and Transba, pursuant to the terms of the respective agreements each Transener and Transba entered into with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN), subject to the fulfillment of certain conditions, penalties related to quality of service under the concession agreements that otherwise would be payable by Transener and Transba, may be applied by those companies, as of June 2005, to capital expenditures, upon the completion of the Transener RTI. We cannot reasonably estimate when these fines and penalties will be paid.

150

	Payments/ Delivery Obligations due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years

	(in millions of Pesos)
Sales Obligations:
Electric power(1)		421.7		304.4		112.1		5.2		-
Total	Ps.	421.7	Ps.	304.4	Ps.	112.1	Ps.	5.2	Ps.	-

(1)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase or sales obligations for purposes of this table are based on current market prices as of December 31, 2010 and may not reflect actual future prices of these commodities. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Principal Differences Between Argentine and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP. Note 20 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008.

     The principal differences between Argentine GAAP and U.S. GAAP as they relate to us, other than inflation accounting, are the following:

  the measurement of the compensation expense associated with options granted to certain directors;
  the accounting for certain pre-operating and organizational costs;
  the accounting for certain investments in marketable securities;
  the capitalization of foreign currency exchange differences;
  the accounting for warehouse impairment and holding results;

  the recognition of holding results in inventories;
  differences in the accounting for business combinations;
  differences in the accounting for repurchase of debt;
  the accounting for purchases of Edenor ADRs;
  the accounting for deferred income taxes;
  the accounting for amortization of certain Transmission intangible assets;
  the accounting for depreciation of certain Transmission fixed assets;
  the accounting for impairment of investments in subsidiaries;
  the recognition of holding results in other assets; and
  the effect on non-controlling interest of the foregoing reconciling items.

     Net income (loss) attributable to us under Argentine GAAP for the fiscal years ended December 31, 2010, 2009 and 2008, was approximately Ps. (46.6) million, Ps. 214.7 million and Ps. 115.0 million, respectively, as compared to net income (loss) of approximately Ps. (92.9) million, Ps. 82.2 million and Ps. 68.8 million, respectively, under U.S. GAAP.

     Shareholders’ equity attributable to us under Argentine GAAP as of December 31, 2010 and 2009 was Ps. 3,280.9 million and Ps. 3,336.7 million, respectively, as compared to Ps. 3,307.2 million and Ps. 3,394.2 million, respectively, under U.S. GAAP.

     See Note 20 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

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

     Section 41 of our by-laws provides that, as an exception to the provisions related to the regulations of the Audit Committee, the independent directors appointed at the shareholders’ meeting held on June 16, 2006 (only Ms. Diana Mondino) may be reelected for consecutive periods until they have completed a term of three fiscal years.

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

Board of Directors

     The following table sets forth information about the members and alternate members of our board of directors, a third of whom have terms that expire in December 2011, another third in December 2012 and the remaining third in December 2013. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors. Our board must be renewed by thirds each year (such thirds initially determined by lot):

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	47	Chairman	08/04/2009	31/12/2011
Gustavo Mariani	40	Vice Chairman	14/04/2011	31/12/2013
Ricardo Alejandro Torres	53	Vice-Chairman	25/04/2008	31/12/2010
Damián Miguel Mindlin	45	Director	08/04/2009	31/12/2011
Diego Martín Salaverri	46	Director	23/04/2010	31/12/2012
Pablo Adrián Grigio Campana (1)	55	Director	23/04/2010	31/12/2012
Diana Elena Mondino (1)	52	Director	08/04/2009	31/12/2011
Pablo Ferrero (1)	49	Director	14/04/2011	31/12/2013
Luis Andrés Caputo (1)	46	Director	23/04/2010	31/12/2012
Pablo Diaz	54	Alternate Director	23/04/2010	31/12/2012
Alejandro Mindlin	35	Alternate Director	23/04/2010	31/12/2012
Roberto Luis Maestretti	53	Alternate Director	14/04/2011	31/12/2013
Gabriel Cohen	46	Alternate Director	23/04/2010	31/12/2012
Carlos Tovagliari (1)	51	Alternate Director	23/04/2010	31/12/2012
Brian Henderson	65	Alternate Director	13/05/2009	31/12/2011
Silvestre Hernán Bisquert (1)	34	Alternate Director	13/05/2009	31/12/2011

(1) Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

     Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers. There are no other family relationships between the other members of our board of directors.

Senior Management

     The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	47
Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager	53
Damián Miguel Mindlin	Chief Investment Portfolio Manager	45
Gustavo Mariani	Chief Business Development Manager	40
Alejandro Macfarlane	Chief Distribution Manager	44
Roberto Luis Maestretti	Finance and Administrative Manager	53
Horacio Turri	Oil & Gas Manager	50
Gabriel Cohen	Corporate Financing Manager	46

     The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

     Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

     Marcos Marcelo Mindlin was born on January 19, 1964. He has been Chairman of our board of directors since June 16, 2006, and was reelected as Chairman in 2009. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Electricidad Argentina S.A., IEASA S.A., Citelec, Transba, HINISA, HIDISA, Transelec Argentina S.A., CTLLL, Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco S.A., CTG, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Grupo ST S.A., Inversora Ingentis S.A., CPB, Corporación Independiente de Energía S.A., Petrolera Pampa S.A., Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Central Hidroeléctrica Lago Escondido S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., Pampa Real Estate S.A., Enron Pipeline Company Argentina S.A. and Ingentis S.A. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Todo X los Chicos,” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires.

     Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005 and was reelected as a director in 2009. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Additionally, he currently serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco S.A., CTG, Inversora Diamante S.A., Inversora Nihuiles S.A., CPB, Corporación Independiente de Energía S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Ingentis S.A., Petrolera Pampa S.A, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Pampa Inversiones S.A., Central Hidroeléctrica Lago Escondido S.A.,

Bodega Loma de la Lata S.A., Emdersa S.A., Empresa Distribuidora de Salta S.A., Empresa Distribuidora de La Rioja S.A., Empresa Distribuidora de San Luis S.A. and Esed S.A.

     Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2008. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. He currently serves as Director of Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante SA, Enron Pipeline Company Argentina S.A., TGS, Compañía de Inversiones de Energía S.A. CTG, IEASA S.A., Transelec Argentina S.A., CTLLL, Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Inversora Ingentis S.A., Ingentis S.A., CPB, Corporación Independiente de Energía S.A., Petrolera Pampa S.A., Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Central Hidroeléctrica Lago Escondido S.A., and Bodega Loma de la Lata S.A., and he also serves as alternate director of Citelec, Transba, Préstamos y Servicios S.A. y Grupo ST S.A.. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

     Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and was reelected as a director in 2008. From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A. Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires. He currently serves as director of Pampa Real Estate S.A., Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A, Darwin Chile Inversora Inmobiliaria S.A., Veredit S.A., Edenor, CTG, Powerco S.A. Darwin Chile II Inversora Inmobiliaria S.A., CTLLL, CPB, Corporación Independiente de Energía S.A., Dolphin Energía S.A, IEASA S.A, Inversora Ingentis S.A., Energía Distribuida S.A., Pampa Generación S.A., Petrolera Pampa S.A., Pampa Participaciones S.A., Central Hidroeléctrica Lago Escondido S.A., Empresa Distribuidora de Salta S.A., Inversora Ingentis S.A., Empresa Distribuidora de La Rioja S.A., Esed S.A. and Bodega Loma de la Lata S.A., and he also serves as alternate director of Emdersa, Citelec, Transba, Transener and Inversora Ingentis S.A. Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

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

     Luis Andrés Caputo was born on April 21, 1965. He has been a member of the board of directors since 2010. During 2009 he was Director of Edenor. Between 2003 and 2008, he was CEO and country manager at Deutsche Bank Argentina. He joined Deutsche Bank in September of 1997, and was transferred to London as managing director and head of emerging markets trading for Latin America, East Europe and Asia. Previously, between 1994 and 1998, he was head of fixed income and derivatives trading for Latin America at J.P. Morgan New York. In 1993 he served as head of asset and liabilities management, foreign exchange and equity trading at J.P. Morgan Argentina. He holds a degree in business administration from the Universidad de Buenos Aires.

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

     Pablo Ferrero was born on December 30, 1962. Mr. Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a MBA at the University of Washington. He joined Perez Companc in 1991 and in 1993 he was assigned to TGS as Transportation and Business Development Manager. From 1997 to 1998 he was the Marketing and Tariffs Vice President. In 1998 he returned to Perez Companc (now Petrobras Energía) as Vice President in charge of the Oil and Gas Marketing and Transportation Business Unit, and in 2001 he was appointed Vice President of Planning and Business Development, a position he held until June 2004, when he became CEO of TGS. Between 2006 and 2011, Mr. Ferrero was the Executive Vice President responsible for the Southern Cone activities for AEI energy. Mr. Ferrero has served as director and chairman of the board of several Latin American energy corporations, including TGS, Transener, Edesur, Petrobras Energía, Emdersa, EDEN, Promigas (Colombia), Chilquinta (Chile) and Luz del Sur (Perú).

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

     Horacio Turri was born on March 19, 1961. From March 2000 to June 2008 Mr. Turri served as the Chief Executive Officer of Central Puerto S.A. Since August 1997 to March 2000, he was the Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997 he was the Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was the Development Assistant Manager at Central Puerto S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline from 1987 to 1990 and 1985 to 1987, respectively. Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires.

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

     The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Diana Elena Mondino	52
Pablo Ferrero	49
Pablo Grigio Campana	55

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

     The following table sets forth certain relevant information of the members of our supervisory committee*.

Name	Position	Age
José Daniel Abelovich	Statutory Auditor	53
Damián Burgio	Statutory Auditor	46
Walter Antonio Pardi	Statutory Auditor	48
Marcelo Fuxman	Alternate Statutory Auditor	54
German Wetzler Malbran	Alternate Statutory Auditor	42
Silvia Alejandra Rodriguez	Alternate Statutory Auditor	38
* On April 23, 2010, the Board of Directors approved the resignation of Mr. Guillermo Stok as alternate statutory auditor. An ordinary shareholders’ meeting shall appoint a new alternate statutory auditor.

      Set forth below are brief biographical descriptions of the members of our supervisory committee:

     José Daniel Abelovich was born on July 30, 1956. He has been a member of our supervisory committee since June 2006. Mr. Abelovich is a founding partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L. Previously, he served as Manager of Coopers & Lybrand and as Senior Consultant to the World Bank in Argentina. He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of BHH Sociedad de Inversión S.A., Compañía Buenos Aires S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Energía Distribuida S.A., Powerco S.A., Electricidad Argentina S.A., HINISA, HIDISA, Pampa Generación S.A., Ingentis S.A., Pampa Real Estate S.A., Petrolera Pampa S.A., Agropoly S.A., Agropecuaria Cervera S.A., Alto Palermo S.A., BHN Seguros Generales S.A., BHN Vida S.A., Cactus Argentina S.A., Comercializadora Los Altos S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Inversora S.A., E-Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y opciones.Com S.A., FYO Trading S.A., Grupo Dolphin S.A., Hexagon Argentina S.A. Sociedad de Bolsa, Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao resorts S.A., Mendoza Plaza Shopping S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Pereiraola S.A.I.C., Quality Invest S.A., Rummaala S.A., Alto Palermo S.A. (SAPSA), Shopping Neuquén S.A., Solares de Santa María S.A., and Tarshop S.A.. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Damián Burgio was born on December 13, 1963. He has been a member of our supervisory committee since June 2006. Mr. Burgio is a founding partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He is member of the board of directors of Urbanizadora del Sur S.A., and an alternate director of AEI Servicios Argentina S.A. He is a member of the statutory audit committee of AESEBA S.A., Dico S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Formosa Refrescos S.A., GSF S.A., IEASA S.A., Partners I S.A., Grupo Dolphin Holding S.A., Dolphin Inversora S.A., Electricidad Argentina S.A., Cablevisión S.A., Central Térmica Loma de la Lata S.A., Corporación Independiente de Energía S.A., Dolphin Energia S.A., IEASA S.A., Inversora Diamante S.A., Inversora Ingentis S.A., Inversora Nihuiles S.A., Pampa Generación S.A., Pampa Energía S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa S.A., Transelec Argentina S.A., Bodega Loma de la Lata S.A. and Central Hidroeléctrica Lago Escondido S.A. He is also an alternate member of the statutory audit committee of CIT Leasing Argentina S.R.L., , Embotelladoras Arca Argentina S.A., Inversora Nihuiles S.A., Envases Plásticos S.A., Salta Refrescos S.A., Pampa Renovables S.A. and Pegasus Realty S.A. Mr. Burgio holds a law degree from the Universidad Católica Argentina.

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

     Marcelo Fuxman was born on November 30, 1955. He has been a member of our supervisory committee since June 2006. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Agencia Marítima

Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., as statutory auditor of  BHN Sociedad de Inversión S.A., Pampa Real Estate S.A , Agropoly S.A., Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E-Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Financel Communications S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Pereiraola S.A.I.C., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A. y Tarshop S.A. and as alternate statutory auditor of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Pampa Generación S.A., Petrolera Pampa S.A., Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A., Hexagon Argentina S.A. Sociedad de Bolsa, Mendoza Plaza Shopping S.A., Rummaala S.A. and S.R.K. Italia Hotel S.A.. Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. He is a member of the statutory audit committee of Central Termica Loma de la Lata S.A., Corporacion Independiente de Energia S.A., Dolphin Energia S.A., IEASA S.A., Pampa Energia S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa S.A., Bodega Loma de la Lata S.A., Central Hidroeléctrica Lago Escondido S.A., Transelec Argentina S.A., Energía Distribuida S.A., Inversora Ingentis S.A., Pampa Generación S.A., Pampa Renovables S.A., Inversora Diamante S.A., Inversora Nihuiles S.A. and Emgasud S.A. Mr. Wetzler Malbrán is a partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He currently serves as alternate director of Cablevisión S.A., and Royal Group Argentina S.A. Additionally, Mr. Wetzler Malbrán serves as statutory auditor of AESEBA S.A. and Estancia María S.A., among others. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.

     Silvia Alejandra Rodríguez was born on December 15, 1972. She has been a member of our supervisory committee since April 2011. Ms. Rodriguez holds a law degree from the Universidad of Buenos Aires

Corporate Governance

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
  Relevant Information Disclosure Policy: the policy regulates the basic principles that guide the operation of the processes to be followed when publishing relevant information about Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

     During 2010 we adopted the following policies and practices:

  Ethics Committee: the committee is entrusted with the mission of reviewing every case and making a decision concerning the actions to be implemented vis-á-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation.

Compensation of Directors and Officers

     The Argentine Corporate Law provides that the compensation payable to all directors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director compensation to up to 25% of net income if all the net income for such year is distributed as dividend. The percentage decreases proportionally based on the relation between the net income and the dividends distributed. The Argentine Corporate Law also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the Argentine Corporate Law in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions. The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers. See “Audit Committee—Compensation Policy.” The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

     During the fiscal year ended December 31, 2010, the aggregate compensation we paid our directors and executive officers who are also members of our Board of Directors was approximately U.S. $1.4 million, which were approved by our audit committee. We do not currently have any pension plan in place for our directors and executive officers.

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

     The table below sets forth the number of shares that are subject to the warrants held directly or indirectly by each of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres as of the date of this annual report:

Warrant Holder	Total number of shares subject to warrants
Marcos Marcelo Mindlin	242,283,336
Damián Miguel Mindlin	52,462,928
Gustavo Mariani	52,462,928
Ricardo Alejandro Torres	34,339,371
Total	381,548,563

     On August 3, 2009, we received a communication from the executives in which they stated that aiming to emphasizing even more their commitment with our sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive our shares of common stock underlying such options before September 28, 2013. Consequently, none of the executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

Employees

     Excluding those employed by us on a temporary basis, at December 31, 2010, we, together with our co-controlled companies, had 4,665 full time employees. The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2010			At December 31, 2009			At December 31, 2008
	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total
Generation	335	310	645	316	295	611	306	163	469
Transmission(1)	841	496	1,337	809	492	1,301	793	431	1,224
Distribution	2,162	509	2,671	2,179	513	2,692	2,000	489	2,489
Holding and Others	-	12	12	-	9	9	-	119	119
Total	3,338	1,327	4,665	3,304	1,309	4,613	3,099	1,202	4,301

(1)	Includes the total number of employees of each company in which we have a co-controlling interest. We proportionally consolidate our share of the associated costs related to these employees. See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries.”

  Approximately 71.6% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2010, but due to inflationary pressures, we reopened negotiations during the first months of 2011. We maintain a positive relationship with each of the employee unions at our subsidiary companies. To date, we have experienced no labor strikes or work stoppages.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share. On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively. Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor. Due to the recent international economic crisis and the fluctuation in the price of our shares, on September 8, 2008, and again on April 16, 2009, our board of directors approved a share repurchase program, through which we acquired 211,883,347 shares, or 13.9%, of our then outstanding capital stock, through transactions in the local market. In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in an amount equal to the shares acquired under our share repurchase program. On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders. On September 13, 2010, the Argentine Securities Commission proceeded with the reduction of capital. As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share. The ADS Depositary has informed us that, as of June 22, 2011, there were approximately 28.2 million outstanding ADSs.

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

     The table below sets forth information concerning the ownership of our common shares as of May 31, 2011:

	Number	Percentage	Percentage of
Name of Shareholder	of shares	of capital	voting power
Pampa Holdings LLC(1)(2)	171,788,457	13.07%	13.07%
ANSES(3)	295,765,953	22.50%	22.50%
Marcos Marcelo Mindlin(4)	22,183,840	1,69%	1,69%
Gustavo Mariani(4)	461,432	0.04%	0.04%
Ricardo Alejandro Torres(4)	785,000	0.06%	0.06%

_____________
(1)	Pampa Holdings LLC and Dolphin Fund Management S.A. are companies indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.
(2)	Pampa Holdings LLC, a Delaware limited liability company, currently has two members with equal economic participations: Pampa F&F LLC and Labmex International S.ar.L. Pampa F&F LLC is a Delaware limited liability company that serves as an investment vehicle for a group of institutional investors, none of which exercises control over Pampa F&F LLC. The managing member of Pampa F&F LLC is Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Mindlin, Mindlin and Mariani. Labmex International S.ar.L., a Luxembourg limited liability company, is controlled by Tavistock Group, an international private investment group unrelated to Messrs. Mindlin, Mindlin and Mariani. Pampa F&F LLC is the managing member of Pampa Holdings LLC. Labmex International S.ar.L. does not have any veto or other governance rights in Pampa Holdings LLC, except in the case of a conflict of interest arising as a result of Pampa F&F making any decisions or taking any actions on behalf of Pampa Holdings LLC, in its capacity as managing member, in which case such powers are exercised by Labmex International S.ar.L,, pursuant to the terms of the Operating Agreement.
(3)	On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 295,765,953 common shares of the Company, representing 20.50% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as the Company, based on the actual interest held in the relevant company’s capital stock.
(4)	Figures for Messrs. Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres do not include the warrants they hold. Assuming the full exercise of the vested warrants held by these individuals, Marcelo Mindlin would then hold 70,640,507 shares, or 5.37% of our capital stock, Damián Mindlin would hold 10,492,586 shares, or 0.80%, Gustavo Mariani would hold 10,954,018, or 0.83%, and Ricardo Torres would hold 7,652,874, or 0.58%. In addition, assuming the vesting and the full exercise of both the vested and unvested warrants held by these individuals, Marcelo Mindlin would then hold 264,467,176 shares, or 20.12% of our capital stock, Damián Mindlin would hold 52,462,928 shares, or 3.99%, Gustavo Mariani would hold 52,924,360, or 4.03%, and Ricardo Torres would hold 35,124,371, or 2.67%. See “Item 6. Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

167

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

Legal Services

     During the years ended December 31, 2010, 2009 and 2008, we have engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. One of our directors, Diego Salaverri, and two members of the supervisory committee, Damián Burgio and German Wetzler Malbran, are partners of this law firm.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

     In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2010, we had established accruals in the aggregate amount of Ps. 69.3 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

     In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business. As of December 31, 2010, Transener had established reserves in the aggregate amount of approximately Ps. 19.1 million to cover potential losses related to such claims.

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

     In accordance with the assessment of the tax regularization plan, Edenor’s debt amounts to Ps. 12.1 million plus interest amounting to Ps. 5.2 million. As of December 31, 2010, Edenor had paid Ps. 2.6 million of this amount, thus the remaining balance of its debt totals Ps. 10.4 million, excluding the interest amount. Although Edenor expects that all federal tax claims against them will be dropped upon their payment of these amounts, there are no assurances that this will be the case or that new tax claims will not be brought against Edenor in the future.

Edenor environmental claims

     On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Ministerio Público (Attorney General) before the First Court of the Federal Circuit of San Martín. The court confirmed the decision that the existence of PCB contamination was inconclusive. The Attorney General appealed the court’s decision before the National Appellate Court, which rejected the appeal in December 2008. The Attorney General then presented an “extraordinary federal appeal” before the same National Appellate Court, which was rejected on May 27, 2009. The Attorney General filed an appeal (“Recurso de Queja”) to the Argentine Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of this annual report, the appeal is being analyzed by the Supreme Court. This appeal was dismissed by the Supreme Court on May 26, 2010. There are no instances and/or potential appeals that may be brought against such decision.

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

     In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against Edenor and the Argentine government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the rate increase has retroactive effects; (ii) annul ENRE Resolution No. 51/07, which authorizes the retroactive increase of rates in Edenor’s favor; (iii) obtain an order that requires that Edenor reimburses its users the full amounts paid by them based on the retroactive rate increase and that such reimbursement be made by crediting the users’ accounts. On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to the users; (iii) the ENRE be instructed to control Edenor’s distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, Edenor appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal. On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.

     We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to its tariffs.

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

Breach of Contract Claims

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

DIVIDENDS

     In accordance with the provisions of the Argentine Personal Asset Tax Law, we are required to pay the personal asset tax, payable by all of our shareholders who are subject to the tax to the Administración Federal de Ingresos Públicos (Argentine Tax Authority, or AFIP) as of December 31 of each year. Although the law permits companies to recover the amounts paid, recovery can be burdensome. In practice, companies usually bear the cost of this tax, which adversely affects their results and does not generate any income tax deduction. After review and analysis of the alternatives for public companies in Argentina to recover such tax payments, we established a policy in December 2007 to pay a dividend in advance of the tax payment in an offsetting amount.

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

     In December 2009, we declared an advance dividend of Ps. 18.3 million. As of the first business day of 2010, a new security was created to represent this advance dividend, in the form of a book-entry coupon. The payment of the book-entry coupon was deferred to March 26, 2010, the date when the final amount payable to the AFIP would be assessed. The book-entry coupon could not be transferred before such payment date. Accordingly, our shares began trading with this coupon as of the first business day of 2010

     In December 2010, we declared an advance dividend of Ps. 18.1 million. As of the first business day of 2011, a new security was created to represent this advance dividend, in the form of a book-entry coupon. The payment of the book-entry coupon was deferred to March 28, 2011, the date when the final amount payable to the AFIP would be assessed. The book-entry coupon could not be transferred before such payment date. Accordingly, our shares began trading with this coupon as of the first business day of 2011.

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

     The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2006	Ps. 3.85	Ps. 1.09	Ps. 1,487,333	N.A.	N.A.	N.A.
2007	3.02	2.12	9,018,180	N.A.	N.A.	N.A.
2008(1)	2.55	0.72	5,450,027	N.A.	N.A.	N.A.
2009(1)(2)	2.00	0.90	3,547,851	13.83	9.33	773,882
2010(1)	Ps. 2.88	Ps. 1.55	Ps. 3,585,038	U.S.$ 17.99	U.S.$ 9.80	U.S.$ 1,020,614

     The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2009(1)
First Quarter	Ps. 1.07	Ps. 0.90	Ps. 1,311,671	N.A.	N.A.	N.A.
Second Quarter	1.22	0.94	1,723,851	N.A.	N.A.	N.A.
Third Quarter	1.93	1.15	5,316,457	N.A.	N.A.	N.A.
Fourth Quarter(2)	2.00	1.58	5,795,135	13.83	9.33	773,882
2010(1)
First Quarter	1.83	1.59	2,790,596	12.00	10.24	550,242
Second Quarter	1.85	1.55	2,455,590	11.88	9.80	555,662
Third Quarter	1.81	1.60	1,758,471	11.56	10.09	385,489
Fourth Quarter	2.88	1.79	7,483,747	17.99	11.25	2,561,752
2011(1)
First Quarter	Ps. 3.03	Ps. 2.34	Ps. 4,157,534	U.S.$ 18.70	U.S.$ 13.93	U.S.$ 1,103,808

     The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2010(1)
November	Ps. 2.75	Ps. 2.21	Ps. 10,071,929	U.S.$ 17.12	U.S.$ 13.75	U.S.$ 3,230,726
December	2.88	2.58	6,154,301	17.99	16.10	1,896,249
2011(1)
January	3.03	2.64	5,756,718	18.70	16.47	1,283,776
February	2.84	2.60	3,610,977	17.20	15.50	777,810
March	2.55	2.34	2,965,337	15.31	13.93	1,216,617
April	2.55	2.35	2,855,225	15.13	13.88	1,082,423
May	2.68	2.54	2,603,519	15.52	14.70	1,153,710
June(3)	Ps. 2.63	Ps. 2.51	Ps. 3,378,772	U.S.$ 15.19	U.S.$ 14.49	U.S.$ 867,069

(1)	2008, 2009 and 2010 values as provided by Bloomberg.
(2)	Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.
(3)	From June 1 through June 22, 2011.

Share Repurchase Program

     Due to the recent international economic crisis and the fluctuation in the price of our shares, on September 8, 2008, our board of directors approved a share repurchase program, through which we have acquired shares through transactions in the local market. In addition, we have launched three local tender offers for the acquisition of our ordinary shares in recent months. After each of our tender offers were completed, we resumed open market repurchases. In first local tender offer, launched on October 21, 2008, we acquired 70,000,000 shares of our common stock. In the second local tender offer, launched on November 7, 2008, we acquired 15,384,730 shares of our common stock. In the third local tender offer, launched on January 30, 2009, we acquired 46,689,578 shares of our common stock. With this third tender offer our total holdings of our common stock reached 10% of our total capital stock, the maximum amount that listed companies are permitted to acquire under applicable Argentine regulations. However, due to the current instability in stock prices, the CNV waived this 10% limit until June 2009. On April 16, 2009, our board renewed the share repurchase authorization, and we continued repurchasing shares in the open market until June 30, 2009. As of May 31, 2010, we held 211,883,347 shares, or 13.9%, of our capital stock.

     In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program. On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders. On September 13, 2010, the Argentine Securities Commission proceeded with the reduction of capital, which means that our share capital authorized for public trading as of the date of this annual report is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share.

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

     The ADS Depositary has informed us that, as of June 22, 2011, there are approximately 28.5 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

     The securities market in Argentina is comprised of 10 stock exchanges consisting of the Buenos Aires Stock Exchange, Bahía Blanca, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Tucumán and Confederada. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

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

     Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets. The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the Buenos Aires Stock Exchange market; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining the Buenos Aires Stock Exchange trading. During the year ended December 31, 2010, 89 companies traded shares on the Buenos Aires Stock Exchange, for a total value traded of Ps. 14,955 million. The ten most traded companies accounted for 81.3% of that volume. Pampa Energía S.A. was the fourth most traded stock on the Buenos Aires Stock Exchange in 2010, with 6.7% of the total value traded during 2010.

     The Mercado de Valores de Buenos Aires (Buenos Aires Stock Market, or MERVAL) is the largest stock market in Argentina and is affiliated with the Buenos Aires Stock Exchange. MERVAL is a corporation consisting of 135 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

     The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

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

     Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, and significant corporate governance regulations introduced in 2001 as further described below, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

     In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, regulates mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies.

     Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value or trading volume of the securities traded.

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

  minimum stay period of 365 days for the incoming funds;
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

Money laundering

     On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,118 and 26,268 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering. This law defines money laundering as crime , stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

     In addition, the Money Laundering Law created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

  Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);
  Crimes related to arms trafficking (Law No. 22,415);
  Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;
  Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives;
  Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code);
  Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;
  Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code; and
  Crimes related to terrorism financing (Article 213 quarter of the Penal Code).

     Argentina’s Money Laundering Law, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities and insurance companies. These obligations essentially consist of information gathering functions, such as:

  obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, to accomplish any type of activity intended;
  reporting any suspicious activity or operation; and
  keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

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

     Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex. The Central Bank publishes a list of “non-cooperating” jurisdictions. The UIF has regulated the duty to report through Resolutions 37/2001 and 33/2011. In addition, it has established guidelines and internal procedures for unusual or suspicious transactions which must be implemented by financial institutions and other entities.

     CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorist financing. With respect to issuers (such as the Company), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

     On June 1, 2011 the Argentine Congress adopted law 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished. This law also extended the reporting obligations to certain private sector parties that were not previously required to report, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analize transactions and operations in more detail before reporting them to the relevant authorities.

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

Personal assets tax

     Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

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

  a dealer in securities or currencies;
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
  a bank;
  a life insurance company;
  a tax-exempt organization;
  a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;
  a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;
  a person who is liable for the alternative minimum tax;
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

  a citizen or resident of the United States;
  a U.S. domestic corporation; or
  otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

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

Dividends

     The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Sale or other disposition

     Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder before January, 2013, generally is subject to taxation at a reduced rate.

Foreign tax credit considerations

     Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, investors may, at their election, deduct such Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal asset tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal property tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

DIVIDENDS AND PAYING AGENTS

     The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. We have not paid any dividends in the last three fiscal years other than an Ps. 18.3 million cash dividend paid to shareholders in March 2009, an Ps. 18.3 million advanced dividend paid in March 2010 and an Ps. 18.1 million advanced dividend paid in March 2011; in all cases we withheld the amount of the Argentine personal asset tax from those shareholders who were subject to the personal asset tax, and for whom we were substitute obligors for the payment of such tax. See “Item 8. Financial Information—Dividends.” However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

  our financial condition, operating results and current and anticipated cash needs;
  general economic and business conditions;
  our strategic plans and business prospects;
  legal, contractual and regulatory restrictions on our ability to pay dividends; and

  other factors that our board of directors may consider to be relevant.

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

Interest Rate Risks

     With regards to our current investment activities, their primary objective is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and investments in a variety of securities, mainly including both government and corporate obligations, stocks and money market funds. Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted as a result of a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. With regards to our debt obligations, as of December 31, 2010, we have no material exposure to interest risk because only approximately 17.4% of our outstanding financial debt bears interest at variable rates. During 2010 and the first six months of 2011, we have utilized derivative financial instruments to hedge interest rate risk; and we may continue with hedging strategies in the future. We are also exposed to changes in interest rates primarily as a result of our borrowing activities used to maintain liquidity and fund our business operations.

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

     As of December 31, 2010, financial indebtedness denominated in foreign currencies was Ps. 1,858.3 million, which was all denominated in U.S. Dollars.

     We and our subsidiaries use derivative financial instruments in the form of foreign currency forward exchange contracts to manage our foreign currency risks. During the year ended December 31, 2010, we and our subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the U.S. Dollar exchange rate.

     As of December 31, 2010, the Company maintains a consolidated purchasing position of U.S. $38.0 million at the average exercise price of Ps. 4.38 per U.S. Dollar. We and our subsidiaries recognize the fair value of all derivative instruments as either assets or liabilities at fair value on its balance sheet. Changes in fair value are reported in the financial and holding results in the statement of income.

     On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). As of the date of this annual report, the Company is operating contracts for the purchase of U.S. Dollars at future dates either for its own portfolio or for its subsidiaries Central Piedra Buena, Central Térmica Güemes, Central Térmica Loma de la Lata and Transener (the “Constituents”). Whenever a non-delivery forward operation is arranged, a guarantee margin, determined by the Mercado, should be placed with the Mercado. When done on behalf of the Constituents, the Company receives funds from them and uses those funds to place the guarantees of said operation. Also every time losses are generated, the Company receives funds from the Constituents and uses those funds as guarantees of said operations or to cover those losses. Likewise, every time gains are generated, the Company receives funds from the Mercado and makes those funds available to the Constituents. As a result, the Company records a credit (debit) with the Mercado and a liability (asset) with the Constituents in its accounting books. Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

     As of December 31, 2010, we have no debt that is indexed to inflation.

Sensitivity Analysis Disclosures

     As of December 31, 2010, the potential loss that would result from a hypothetical 10% change in currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of such date, would be approximately Ps. 99.5 million. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our financial assets and indebtedness are denominated.

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

Quantitative Disclosure

     The chart below provides quantitative information about our financial debt as of December 31, 2010, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

								Estimaded
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in million of Ps.)
Short and Long Term Debt
Denominated in US$:
Fixed Rate	73.5	0.3	131.8	115.8	115.8	1,759.4	2,196.6	2,271.5
Average interest rate (%)							9.7%

Variable rate	131.2	1.6	1.6	1.6	1.6	24.4	162.1	153.7
Average interest rate (%)							4.9%

Total	204.7	1.9	133.5	117.4	117.4	1,783.9	2,358.8	2,425.3

								Estimaded
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Short and Long Term Debt
Denominated in Ps.:
Fixed Rate	228.8	16.7	-	-	-	-	245.4	245.4
Average interest rate (%)							14.5%
Variable rate	261.2	66.2	16.9	5.3	2.6	-	352.2	353.4
Average interest rate (%)						-	13.6%

Total	490.0	82.9	16.9	5.3	2.6	-	597.6	598.8

     The reconciliation table with our Financial Statements, which include the proportional consolidation ofCitelec, is as follows:

	Short Term Debt	Long Term Debt	Total
	(in million of Ps.)

US$ Denominated Debt Obligations(1) without proportional consolidation	204.7	2,154.0	2,358.8
Ps. Denominated Debt Obligations without proportional consolidation	490.0	107.7	597.6
PESA's interest in Citelec´s debt obligations	(26.4)	(267.0)	(293.5)
Debt Obligations (with proportional consolidation)	668.3	1,994.7	2,662.9

(1) As reported in tabular presentation.
(2) As reported in the consolidated balance sheet of our financial statements.

Item 12. Description of Securities Other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES Payment of Taxes

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

     From January 1, 2010 to the date of this annual report, the Company received from the depositary U.S. $257,007 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2010.

     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

     (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

     (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

     (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2010. The effectiveness of the Company´s internal control over financial reporting as of December 31, 2010 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their Report which appears here in.

(c) Attestation Report of the Registered Public Accounting Firm

     Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

     There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that Diana Elena Mondino, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B. Code of Ethics

     We adopted a Business Code of Conduct in 2007, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6 –Directors, Senior Management and Employees – Corporate Governance”). Our Business Code of Conduct is posted, in both English and Spanish, on our website at http://www.pampaenergia.com.ar.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

     Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2010 and 2009. The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co S.R.L and the fees billed for those services:

	Year ended December 31,
	2010	2009
	(in thousands of Ps.)

Audit Fees (1)	5,741.8	5,277.1
Audit-related Fees (2)	577.2	285.8
Tax Fees (3)	160.6	136.4
Other non-audit Fees (4)	1,155.7	57.5
Total	7,635.3	5,756.7

     (1) Audit Fees comprised of audit of the financial statements of the Company and its subsidiaries, the review of the interim financial statements, review of the Company’s annual report on Form 20-F, work to comply with the requirements of the Sarbanes Oxley – Section 404 and other services rendered by the external auditor in connection with statutory or regulatory filings or engagements.

     (2) Audit-related Fees comprised of those outside the normal scope of the services included in an audit but are reasonably related to the performance of the audit or review of financial statements of the Company or its subsidiaries and may effectively and efficiently rendered by the external auditor because of his knowledge of the financial information of the Company and they preserve the independence of the external auditor.

     (3) Tax Fees comprised of services rendered by the external auditor for tax compliance, tax advice and tax planning.

     (4) Services included under this heading include permissible advisory services consisting in the review and comment on gaps between existing non-financial controls and good practices.

     For a description of the permissible services included under these headings, please see the description of the categories of services of the “Audit Committee’s Pre-approval Policy” described below.

     All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

Audit Committee’s Pre-approval Policy

     The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of it subsidiaries. The policy ensures that the external auditor preserves it independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa Energía S.A., but are reported to the latter.

     The Audit Committee has delegated to one of its members the authority to grant pre-approvals to auditors. The decision of that member to pre-approve a service is presented to the full audit committee at each of its scheduled meetings.

     Pre-approval is required for all services rendered by the external auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     There were no shares purchased during 2010 by us or on our behalf, or by or on behalf of an affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

     Not applicable.

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

     In addition, we follow certain corporate governance guidelines and practices that prevail in the international markets and in international regulations applicable to us (sometimes mandatory), including United States law. On August 27, 2009, we registered with the Securities and Exchange Commission (“SEC”) as a “foreign private issuer” and began to trade its American Depositary Shares on the New York Securities Exchange (“NYSE”).

     Thus, we are subject to the provisions of Section 303A.11 of the NYSE’s Listed Company Manual (“LCM”) and item 16.G of form 20F of the SEC, which require foreign issuers to disclose the differences existing between their corporate governance practices and the corporate governance requirements for U.S. domestic companies under their applicable listing standards. The following table provides the comparison required under the aforementioned Section 303A.11 of the NYSE LCM and item 16.G of the SEC’s form 20F:

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
Section 303A.01	Independent directors must constitute the majority of a listed company’s board of directors.

Under Argentine law, the board of directors of a listed company need not be composed of a majority of independent directors. Nonetheless, the CNV’s Regulations and the RTOP require listed companies to have a sufficient number of independent directors to form the Audit committee, which must be composed of a majority of independent members.

Although not required by Argentine law, and in accordance with our audit committee’s regulations, all the members of our audit committee must qualify as independent.

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
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

The CNV’s Regulations, specifically Section 11, Chapter III, Book I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)            Is a member of the board of directors of or employee of any of the shareholders with material holdings (1)  in the company or of other companies whose shareholders have direct or indirect material holdings;

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

_____________________________ 1 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 35% of a company’s capital stock.

197

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
Section 303A.04	Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform. Nonetheless, the CGC suggests (among its non-binding recommendations) that an Appointment and Corporate Governance Committee be organized.

We have determined not to organize an Appointment and Corporate Governance Committee because its functions are already covered by the Audit Committee.  Additionally and with respect to corporate governance matters, the Legal Corporate Department of Pampa Energía S.A. oversees this area.

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

At Pampa Energía S.A., the audit committee approves the compensation of executive officers who also are directors of the Company before submitting a compensation plan for consideration at a shareholders’ meeting.

Section 303A.06	Listed companies must organize an audit committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Pursuant to Section 303A.00, Pampa Energía S.A., as a foreign private issuer, is subject to Rule 303A.06, and we are in full compliance.
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

Section 15 of the RTOP and Section 14, Chapter III, Book I of the CNV Regulations provide that the audit committee must have at least 3 board members, the majority of whom must qualify as independent. All the members of our audit committee qualify as independent.

Argentine law does not require the audit committee to issue its own regulations. The scope of the committee’s powers and obligations is detailed in Section 15 of the RTOP and Section 13 and following sections of Chapter III, Book I, of the CNV’s Regulations. Such obligations and responsibilities are similar to those attributed to this body under the U.S. law.

Our audit committee has its own written regulations, adopted by the shareholders’ meeting.

Argentine law does not require the audit committee to conduct an annual self-assessment. However, the CGC recommends that all directors (i.e., not only the independent directors who are members of the audit committee) complete a self-assessment.

We have adopted this recommendation and have developed a self-assessment form to be completed by all our directors at the close of each fiscal year.

Argentine laws contain no rules regarding internal audit functions. However, in 2010 Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor who is supervised by, and reports to, Pampa’s Audit Committee. Additionally, Pampa’s internal auditor relies on the aid of Abelovich, Polano y Asociados, the professional services firm that performs the field work in terms of internal controls. Pampa’s Audit Committee regularly reviews during its meetings the internal audit reports submitted to it.

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
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

Our shareholders approved the issuance of warrants to our executive directors as consideration for the execution of an Opportunities Assignment Agreement between the company and the directors. Moreover, any amendment or new issuance of warrants must be approved by the shareholders’ meeting.  Beyond those warrants, it is not a practice of the Company to provide any equity compensation to their officers.

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

We comply with the CGC annual disclosure requirements and fully disclose all corporate governance policies and practices. This information may be viewed on the company’s website, www.pampaenergia.com

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
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

Nonetheless, in 2008 our board of directors approved a Code of Business Conduct applicable to all the employees, interns and trainees of Pampa Energía S.A. and of its controlled and related companies and subsidiaries. This Code is applicable to all directors and statutory auditors of Pampa Energía S.A. and its controlled and related companies and subsidiaries, as well as to their suppliers and consultants. Additionally, in 2010 Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
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

Pursuant to Section 303A.00, Pampa Energía S.A., as a foreign private issuer, is subject to Section 303A.12, with the exception of the annual CEO certification.  Pampa Energía S.A. is in full compliance with the applicable provisions.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Our consolidated financial statements are included in this annual report beginning on page F-1.

Item 19. Exhibits

     Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation)(previously filed as Exhibit 1.1 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, the Bank of New York, as depositary, and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 2.1 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.1	Opportunities Assignment Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Ricardo Torres and the Registrant, dated as of September 28, 2006 and its subsequent amendments dated September 28, 2007 and April 16, 2009 (English translation) (previously filed as Exhibit 2.2 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.2	Amended and Restated Warrant Agreement, among Marcelo Mindlin and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.3 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.3	Amended and Restated Warrant Agreement, among Damián Mindlin and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.4 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.4	Amended and Restated Warrant Agreement, among Gustavo Mariani and the Registrant, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.5 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.5	Amended and Restated Warrant Agreement, among Ricardo Torres and the Registrant, dated as of September 28, 2007 (English translation)(previously filed as Exhibit 2.6 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

4.6	Stock Subscription Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC, Deutsche Bank AG, London branch and the Registrant, dated as of July 31, 2007 (previously filed as Exhibit 2.7 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.)

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.

By:	/s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres
Title: Chief Executive Officer

Date: June 28, 2011

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Consolidated Financial Statements As of December 31, 2010 and 2009, and for the Years Ended December 31, 2010 2009, and 2008

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2009, and

for the years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of

Pampa Energía S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2010).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, Argentina

June 28, 2011

PRICE WATERHOUSE & CO. S.R.L. /s/ Carlos Martín Barbafina
Carlos Martín Barbafina (Partner)

CONSOLIDATED BALANCE SHEET

As of December 31, 2010 and 2009

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of December 31, 2010	As of December 31, 2009

Assets
Current Assets
Cash and banks	208,715,476	158,043,109
Investments	961,538,811	467,697,236
Trade receivables	793,417,597	579,618,129
Other receivables	322,266,583	282,074,636
Inventories	29,678,642	44,977,523
Other assets	128,091,604	138,591,381
Total Current Assets	2,443,708,713	1,671,002,014

Non-Current Assets
Trade receivables	237,091,115	263,057,717
Investments	481,680	170,674,025
Other receivables	246,627,684	185,666,194
Inventories	638,632	1,143,736
Fixed assets	6,563,165,793	6,291,154,701
Intangible assets	268,206,304	297,564,513
Other assets	90,286,475	113,018,681
Goodwill	572,704,466	569,252,345
Total Non- Current Assets	7,979,202,149	7,891,531,912
Total Assets	10,422,910,862	9,562,533,926

Liabilities
Current Liabilities
Accounts payable	651,057,807	506,806,736
Financial debt	668,299,691	412,462,950
Salaries and social security payable	237,145,443	165,486,337
Taxes payable	171,295,524	203,170,182
Other liabilities	53,404,585	77,534,218
Provisions	57,976,586	62,813,000
Total Current Liabilities	1,839,179,636	1,428,273,423

Non- Current Liabilities
Accounts payable	78,086,367	80,625,236
Financial debt	1,994,572,167	1,703,992,392
Salaries and social security payable	70,661,349	56,691,091
Taxes payable	575,570,054	578,815,215
Other liabilities	985,110,326	631,307,457
Provisions	11,326,505	17,729,148
Total Non-Current Liabilities	3,715,326,768	3,069,160,539
Total Liabilities	5,554,506,404	4,497,433,962

Minority Interest	1,587,453,391	1,728,422,005
Shareholders´ Equity	3,280,951,067	3,336,677,959
Total Liabilities and Shareholders´ Equity	10,422,910,862	9,562,533,926

      The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2010, 2009 and 2008

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2010	2009	2008

Sales	4,866,925,429	4,093,439,873	4,013,876,286
Cost of sales	(3,987,967,830)	(3,192,146,239)	(3,082,403,684)
Gross profit	878,957,599	901,293,634	931,472,602

Selling expenses	(210,043,525)	(154,663,071)	(139,651,639)
Administrative expenses	(366,835,721)	(302,748,889)	(235,381,978)
Goodwill amortization	(19,964,093)	(20,004,543)	(19,839,155)
Operating income	282,114,260	423,877,131	536,599,830

Financial and holding results
Generated by assets
Interest income	90,179,841	38,654,815	45,636,644
Taxes and bank commissions	(67,112,504)	(78,035,607)	(64,165,603)
Foreign currency exchange difference	24,857,026	80,313,136	90,568,216
Result of receivables measured at present value	7,373,095	11,765,722	19,464,608
Holding results on financial assets	54,456,618	128,453,780	(19,330,941)
Impairment of investments	(77,946,474)	-	-
Impairment of fixed assets and other assets	-	(18,502,059)	(73,576,352)
Holding results on other assets	-	12,196,568	-
Other financial results	1,468,984	5,434,015	(341,394)
Generated by liabilities
Interest expense	(205,594,144)	(189,474,815)	(194,838,841)
Foreign currency exchange difference	(71,795,803)	(178,701,629)	(201,122,752)
Result from repurchase of financial debt	5,496,554	245,462,895	190,294,189
Other financial results	(11,960,937)	(9,183,303)	(651,547)
Total financial and holding results	(250,577,744)	48,383,518	(208,063,773)

Other income (expenses), net	6,157,329	(2,010,213)	(23,193,694)
Income before taxes and minority interest	37,693,845	470,250,436	305,342,363
Income tax	(74,280,606)	(160,202,472)	(108,841,126)
Minority interest	(9,974,279)	(95,311,143)	(81,477,509)
Net (loss) income for the year	(46,561,040)	214,736,821	115,023,728

(Loss) Earning per share (Note 3):
Basic	(0.0354)	0.1544	0.0765
Diluted	(0.0315)	0.1453	0.0747

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010, 2009 and 2008

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity
Balance as of December 31, 2007	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683
Setting up of reserves	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Reserve for Directors’ options	-	-	-	-	-	11,766,672	-	-	-	11,766,672
Acquisition of Company´s own shares	(126,426,196)	(126,426,196)	-	126,426,196	-	-	-	-	(120,848,801)	(120,848,801)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Net income for the year	-	-	-	-	-	-	-	-	115,023,728	115,023,728
Balance as of December 31, 2008	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065
Setting up (Reversal) of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	11,061,342	-	-	-	11,061,342
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)
Net income for the year	-	-	-	-	-	-	-	-	214,736,821	214,736,821
Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

Setting up of reserves	-	-	-	-	-	-	10,736,841	-	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	-	8,945,352
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net loss for the year	-	-	-	-	-	-	-	-	(46,561,040)	(46,561,040)
Balance as of December 31, 2010	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	-	385,323,946	3,280,951,067

   The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010, 2009 and 2008

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2010	2009	2008

OPERATING ACTIVITIES
Net (loss) income for the year	(46,561,040)	214,736,821	115,023,728
Income tax	74,280,606	160,202,472	108,841,126
Interests accrued	33,763,586	84,583,922	71,265,610
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	284,915,076	273,069,865	261,238,423
Amortization of intangible assets	22,901,004	22,802,651	21,235,945
Depreciation of other assets	22,732,206	22,732,206	22,732,206
Amortization of goodwill	19,964,093	20,004,543	19,839,155
Reserve for Directors’ options	8,945,352	11,061,342	11,766,672
Setting up (Recovery) of provisions	23,468,581	(43,237,557)	(24,612,812)
Result from repurchase of financial debt	(5,496,554)	(245,462,895)	(190,294,189)
Foreign currency exchange differences and other financial results	37,816,221	231,668,306	288,171,871
Impairment of investments	77,946,474	-	-
Impairment of fixed assets and other assets	-	18,502,059	73,576,352
Minority interest	9,974,279	95,311,143	81,477,509
Other	12,210,266	(4,012,862)	719,881
Changes in operating assets and liabilities
(Increase) Decrease in trade receivables	(262,428,893)	193,620,626	(290,031,408)
Increase in other receivables	(96,409,683)	(81,267,022)	(187,909,470)
Decrease in inventories	7,107,130	7,423,306	23,007,536
Decrease (Increase) in intangible assets	29,628	(29,628)	-
Decrease (Increase) in other assets	10,490,295	(36,120)	4,885
Increase (Decrease) in accounts payable	144,894,790	(119,415,842)	190,965,423
Increase in salaries and social security payable	85,228,857	40,901,724	68,429,533
Decrease in taxes payable	(131,756,100)	(139,932,497)	(38,653,072)
Increase in other liabilities	361,972,725	162,873,487	121,933,949
(Decrease) Increase in provisions	(9,127,498)	10,616,000	14,836,250
Dividend paid to third parties by subsidiaries	(26,637,634)	(18,121,896)	(15,388,337)
Net cash provided by operating activities	660,223,767	918,594,154	748,176,766
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(568,260,070)	(974,895,108)	(740,966,502)
Payment for acquisition of companies, net of cash acquired	-	-	(68,661,857)
Incorporation of additional interest in subsidiaries	-	52,773,389	-
Decrease in cash for desconsolidation of subsidiaries	(12,946,605)	-	-
Payment to minority shareholders for subsidiary capital redemption	(12,391,027)	-	-
Proceeds from sale of short-term investments	93,313,103	118,145,401	202,512,850
Payment for acquisition of investments	(114,253,259)	(85,797,736)	(395,386,927)
Increase (Decrease) in restricted financial assets	75,639,470	339,765,396	(460,669,346)
Proceeds from the sale of investments in subsidiaries	16,762,037	-	-
Proceeds from the sale of fixed assets and other assets	7,556,613	857,487	91,904,516
Net cash used in investing activities	(514,579,738)	(549,151,171)	(1,371,267,266)
FINANCING ACTIVITIES
Dividends paid	(15,771,731)	(16,797,217)	(18,314,331)
Proceeds from bank and financial borrowings	868,122,280	183,565,419	825,078,919
Payment of bank and financial debt	(525,147,730)	(410,939,267)	(402,317,850)
Acquisition of Company´s own shares	-	(84,630,538)	(120,848,801)
Capital contributions in subsidiaries by third parties	-	-	13,485,652
Net cash provided by (used in) financing activities	327,202,819	(328,801,603)	297,083,589

Net increase (decrease) in cash and cash equivalents	472,846,848	40,641,380	(326,006,911)

Cash and cash equivalents at the beginning of the year (Note 4)	435,851,011	395,209,631	721,216,542
Cash and cash equivalents at the end of the year (Note 4)	908,697,859	435,851,011	395,209,631

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

In the generation business, the Company has an installed capacity of approximately 2,187 MW, which accounts for approximately 7.8% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 10,613 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,7 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 20 to these consolidated financial statements.

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576, which introduces certain changes to its previous General Resolution No. 562. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

As of the date of these financial statements, the implementation process is proceeding as foreseen in the above-mentioned plan.

On the basis of the results yielded by the process to monitor the specific IFRS implementation plan, the Board of Directors of Pampa Energía has not become aware of any circumstance calling for modifying the plan or indicative of any deviation from the established objectives and dates.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”, formerly “Dilurey S.A.”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIE”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”, formerly “Pampa Renovables S.A.”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage
	12.31.10	12.31.09		12.31.10	12.31.09
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04	52.04
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00 (4)
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
			Energía Distribuida S.A.	100.00 (6)	100.00 (6)
CIE	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	100.00	Ingentis S.A.	50.05(7)	61.00
Pampa Generación	100.00	100.00
Lago Escondido	100.00	100.00
Transmission
Transelec (2)	100.00	100.00	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.	52.65	52.65

Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y Comercializadora Norte S.A.	51.54(7)	51.54
IEASA (3)	100.00	100.00
Others Pampa Inversiones	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	100.00
Bodega Loma La Lata	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(1)  Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are  fully owned subsidiaries of the Company.

(2)   Transelec owns and co-controls 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.

(3)  DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.

(4) As of December 31, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries an additional 2% interest in such company through Pampa Participaciones.

(5) In addition the Company holds a direct 2.58% interest in CTG.

(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(7) See Note 10 to these financial statements.

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

 Comparative information

Balances as of December 31, 2009 and 2008 as set out in these financial statements for comparative purposes are derived from the financial statements at these dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each year-end. Investments in corporate and government securities, shares in other companies and mutual funds with an active market have been valued at their market price at each year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Changes in market values of such instruments are included under the line of the statement of operation “Financial and holding results”.

Financial trusts with an active market have been valued at their market price at each year end.

Guarantee bank accounts: they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

As of December 31, 2009 deposits from purchasing or selling US$ Dollars at a future date are included as financial placements at the prevailing exchange rate. Results from these transactions are included in “Financial and holding results”.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

As of December 31, 2010 the subsidiary Pampa Inversiones held 2,436,010 common shares of San Antonio International Ltd.’s capital (“San Antonio”), a leader company engaged in the provision of comprehensive drilling solutions, services and management in the oil and gas industry. As a consequence of the restructuring of part of its financial debt, San Antonio requested approximately US$112 million to its shareholders or interested third parties for a capital increase, in which the Board of Pampa Inversiones decided not to participate. As a result of this, Pampa Inversiones has reevaluated the estimated recoverable value of its investment in San Antonio and has recognized an impairment loss of Ps. 77,946,474 which is included in the statements of operations within “Financial and holding results generated by assets”.

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

Bank and financial debts of the acquired companies have been valued considering its market value at the moment of the acquisition plus financial results accrued on the basis of the internal return determined in each acquisition.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at year end.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consumed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets has been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operation.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2010 and 2009, amounted to Ps. 142.7 million and Ps.117.3 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments.

The recorded values of fixed assets do not exceed their estimated recoverable value.

Intangible assets

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

Pre-operating and organization costs: As of December 31, 2009, they relate to general administration, study, evaluation and other costs related to the Ingentis and Petrolera Pampa projects. They were valued at their acquisition cost.

Other assets

Current

As at December 31, 2010, other current assets include the Company's indirect equity interest in Ingentis S.A. (“Ingentis”), considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in this company by following a capital reduction process (See Note 10). Pursuant to that decision, the Company has valued its investment in Ingentis according to the equity method of accounting, net of the recognized negative goodwill associated with this interest, since this value is lower than the estimated recoverable value.

As of December 31, 2009, other current assets include:

- Advances to suppliers for the acquisition of a turbine: the indirectly controlled company Ingentis had decided the disposition of the contract for the acquisition of a turbine, and certain associated related equipment, for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore the advances related to the turbine and their related equipment were classified as other current assets. Such assets have been valued at their original cost, which do not exceed their estimated recoverable value.

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568. Additionally, in February 2010, the sale was effective by conveying the ownership, generating an additional gain of Ps. 896,132 during year ended December 31, 2010. On November 15, 2010, the corresponding title deed was executed and the agreed price balance was collected.

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

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at year end.

Changes in the fair value of instruments not designated as hedge instruments, at each measurement date, are charged to the statement of operation under the line “Financial and holding results”.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date through its subsidiaries Central Piedra Buena, Central Térmica Güemes, Central Térmica Loma de la Lata and Transener (the “Constituents”).

Whenever a future operation is arranged and every time losses are generated, the Company receives funds from its principals and uses those funds as guarantees of such operations. As a consequence of that, the Company records a credit with the Mercado and a liability with the principal in its accounting books.

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

Allowances and provisions

The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Transmission segments) or it is calculated based on the historical collection of services billed through each year end and subsequent collections (Distribution segment).

Deducted from assets: for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.

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

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity and (iv) reactive equipment. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

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

Financial and holding results

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of investments, fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

Impairment of investments

During the year ended December 31 2010, the Company recorded an impairment loss amounting to Ps. 77,946,474 as a result of the recoverability evaluation performed over its ownership interest in San Antonio International Ltd. (See Note 2).

Impairment of fixed and other assets

During the year ended December 31, 2009 the Company recognized certain impairment losses amounting to Ps.18,502,059, resulting from evaluating the recoverability of certain fixed assets earmarked for electric power generation projects that were affected by the international financial crisis.

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

During the year ended December 31, 2010, the Company recognized a valuation allowance over certain tax on assets credits classified as Other Receivables for a total amount of Ps. 29,475,183, considering that these amounts will not be realized under the Company’s current business plans.

NOTE 3.  (LOSS) earning per share

The Company has calculated basic (loss) earning per share on the basis of the weighted average amount of outstanding common stock at December 31, 2010, 2009 and 2008, as follows:

	For the years ended December 31,
	2010	2009	2008
Net (loss) income for the year	(46,561,040)	214,736,821	115,023,728
Weighted average amount of outstanding shares	1,314,310,895	1,390,409,146	1,504,249,410
Basic (loss) earning per share	(0.0354)	0.1544	0.0765

Furthermore, the Company has calculated diluted (loss) earning per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the (loss) earning per share, such dilutions will not be considered in calculations.

	For the years ended December 31,
	2010	2009	2008
Net (loss) income for the year	(46,561,040)	214,736,821	115,023,728
Weighted average amount of outstanding shares	1,478,581,122	1,478,256,443	1,538,814,785
Diluted (loss) earning per share	(0.0315)	0.1453	0.0747

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3.  (CONTINUED)

The reconciliation of the weighted average number of outstanding shares for basic and diluted (loss) earning per share is as follows:

	For the years ended December 31,
	2010	2009	2008
Weighted average amount of outstanding shares for basic earning per share	1,314,310,895	1,390,409,146	1,504,249,410
Number of shares to be added if all the options granted are exercised	164,270,227	87,847,297	34,565,375
Weighted average amount of outstanding shares for diluted earning per share	1,478,581,122	1,478,256,443	1,538,814,785

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of December 31, 2010	As of December 31, 2009

Trade receivables
Current
Receivables from energy distribution	435,771,000	398,109,000
Receivables from Argentine Wholesale Electric Market ("WEM")	78,113,330	68,799,504
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	150,653,416	16,647,547
- Transmission	39,518,005	38,671,355
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	74,179,781	53,538,852
Debtors in litigation	15,619,719	15,596,694
Related parties	843,882	345,256
Other	30,948,903	15,137,581
Subtotal	825,648,036	606,845,789
Allowance for doubtful accounts	(32,230,439)	(27,227,660)
	793,417,597	579,618,129
Non-current
Receivables from energy distribution	45,531,000	87,047,000
CAMMESA - Generation	404,795	616,083
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	191,458,800	175,511,766
Other	101,315	287,663
Subtotal	237,495,910	263,462,512
Allowance for doubtful accounts	(404,795)	(404,795)
	237,091,115	263,057,717

(1)  Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009

Other receivables
Current
Tax credits:
- Value added tax	159,832,822	149,887,452
- Tax on gross sales	1,154,827	7,060,165
- Income tax	4,881,567	10,151,096
- Tax on assets	3,435,734	-
- Other tax credits	7,025,702	4,466,697
Advances to suppliers	58,196,801	26,468,078
Advances to employees	6,878,737	6,975,882
Prepaid expenses	20,521,369	19,877,528
Other debtors from energy distribution	23,321,000	18,544,000
Deposits in guarantee on financial derivative instruments	20,146,671	-
Judicial deposits	110,701	14,332,568
Other	31,077,143	32,288,547
Subtotal	336,583,074	290,052,013
Valuation allowance on other receivables	(14,316,491)	(7,977,377)
	322,266,583	282,074,636

Non-current
Tax credits:
- Tax on assets	82,810,469	55,222,884
- Deferred tax asset	146,159,704	111,187,025
- Other tax credits	42,161,726	40,955,677
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	2,513,540	3,496,519
Prepaid expenses	1,199,000	1,444,041
Other	11,388,125	543,818
Subtotal	289,885,899	216,503,299
Valuation allowance on other receivables	(43,258,215)	(30,837,105)
	246,627,684	185,666,194

Inventories
Current
Materials and spare parts	24,708,213	26,211,814
Fuels	4,690,687	18,276,382
Lots	279,742	489,327
	29,678,642	44,977,523

Non-current
Lots	638,632	1,143,736
	638,632	1,143,736

Other assets
Assets to be disposed	128,091,604	138,591,381
	128,091,604	138,591,381

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009
Accounts payable
Current
Suppliers	584,064,708	433,373,825
CAMMESA	24,694,558	19,553,967
Fees and royalties	3,317,761	2,099,074
Related parties	69,364	467,754
Deferred income	547,147	4,321,336
Customer advances	37,664,534	46,016,761
Other	699,735	974,019
	651,057,807	506,806,736
Non-current
Suppliers	1,855,000	2,675,000
Deferred income	2,745,483	2,930,737
Customer guarantees	49,129,000	44,179,000
Customer advances	24,356,884	30,840,499
	78,086,367	80,625,236

Financial debt
Current
Financial loans	288,175,300	116,440,379
Bank overdrafts	146,424,783	144,141,103
Corporate bonds	27,474,072	18,538,216
Short-term notes	149,272,446	74,946,044
Accrued interest	49,584,957	45,012,680
Financial derivative instruments	7,253,000	6,001,000
Related parties	115,133	7,383,528
	668,299,691	412,462,950
Non-current
Financial loans	72,815,560	62,361,103
Corporate bonds	1,921,756,607	1,641,516,156
Related parties	-	115,133
	1,994,572,167	1,703,992,392

Salaries and social security payable
Current
Salaries and social security contributions	99,743,031	50,649,371
Provision for vacations	80,356,459	65,776,226
Provision for gratifications	16,567,383	12,128,249
Provision for annual bonus for efficiency	31,523,344	28,558,859
Pension plan	2,790,226	2,188,632
Retirement anticipated	6,165,000	6,185,000
	237,145,443	165,486,337

Non-current
Provision for annual bonus for efficiency	-	9,064,000
Pension plan	51,384,349	37,838,091
Bonus for antiquity	12,432,000	-
Retirement anticipated	6,845,000	9,789,000
	70,661,349	56,691,091

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009
Taxes payable
Current
Provision for income tax, net of witholdings and advances	36,479,296	67,048,008
Provision for tax on assets, net of witholdings and advances	7,006,544	6,297,019
Value added tax	38,732,713	52,155,874
Municipal, provincial and national contributions	32,024,000	30,296,316
Municipal taxes	27,231,902	24,733,000
Income tax withholdings to be deposited	7,777,211	3,762,171
Other	22,043,858	18,877,794
	171,295,524	203,170,182
Non-current
Deferred tax liabilities	528,905,850	542,096,387
Value added tax	35,129,901	16,201,106
Other	11,534,303	20,517,722
	575,570,054	578,815,215

Other liabilities
Current
Expenses accrued	15,376,072	26,275,640
Related parties	201,539	-
Dividends payable	26,357,604	30,989,588
Other	11,469,370	20,268,990
	53,404,585	77,534,218
Non-current
ENRE fines and bonuses (1)	455,421,000	377,456,000
Programme of rational use of energy	529,097,000	233,319,000
CAMMESA financing - Transmission	592,326	20,532,457
	985,110,326	631,307,457

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,
	2010	2009	2008
Sales
Generation	2,399,083,844	1,714,496,751	1,780,727,650
Transmission	291,040,193	290,483,423	228,522,916
Distribution	2,173,644,000	2,077,860,000	2,000,198,000
Other	3,157,392	10,599,699	4,427,720
	4,866,925,429	4,093,439,873	4,013,876,286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008

Conciliation of cash and cash equivalents
Cash and banks and current investments	1,170,254,287	625,740,345	622,846,411
Non cash equivalent investments
Time deposits	(5,911,977)	(100,945,728)	(124,422,888)
Government securities	(4,100,820)	-	(42,718,617)
Corporate securities	(41,662,574)	-	(16,555,295)
Shares in other companies	(122,115,939)	(69,235,994)	(29,450,489)
Trusts	(18,621,566)	(19,707,612)	(14,489,491)
Bank accounts in guarantee	(69,143,552)	-	-
Cash and cash equivalents	908,697,859	435,851,011	395,209,631

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of December 31, 2010	As of December 31, 2009

Tax loss-carryforwards	157,271,334	95,806,701
Investments	567,572	8,547,297
Trade receivables	(56,730,946)	(31,943,548)
Fixed assets	(617,882,700)	(578,689,220)
Intangible assets	(30,270,184)	(35,285,299)
Other assets	(2,346,126)	(7,201,456)
Financial debt	(23,963,246)	(27,166,899)
Salaries and social security payable	7,957,104	4,159,453
Other liabilities and provisions	181,504,170	139,138,841
Other	1,146,876	1,724,768
Net deferred tax liability	(382,746,146)	(430,909,362)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,
	2010	2009	2008

Income before taxes and minority interest	37,693,845	470,250,436	305,342,363
Current tax rate	35%	35%	35%
Result at the tax rate	(13,192,846)	(164,587,653)	(106,869,827)

Goodwill amortization	(6,987,433)	(7,001,590)	(6,943,704)
Reserve for Director´s options	(3,130,873)	(3,871,470)	(4,118,335)
Non-taxable income / Non-deductible loss	(10,101,218)	39,886,288	39,107,515
Other	(6,937,219)	5,997,545	7,853,026
Subtotal	(40,349,589)	(129,576,880)	(70,971,325)
Expiration of tax loss-carryforwards	(21,255,107)	(12,552,240)	(141,150,363)
Valuation allowance of tax on assets credit	(7,608,785)	(21,868,399)	-
Change in valuation allowance for tax loss carryforwards	(5,067,125)	3,795,047	103,280,562
Total income tax expense	(74,280,606)	(160,202,472)	(108,841,126)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2010 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands				in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		97,200	122,800	3,371	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656		-	12,656	(7,054)	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048	-		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243	24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	230,301		-	230,301	-	9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874	(2)	419	12,455	214	3% a 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	84,867	(2)	83,659	1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,887	4,182	46	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	24,264	165,035	8,920	11.25%	2015
Edenor	At par at variable rate	May-07-09	Ps.	58,236	(2)	-	58,236	-	Badlar private + 6.75%	2013
Central Piedrabuena	Short-term note	May-11-10	Ps.	66,295		-	66,295	-	Badlar private + 3.00%	2011
	Short-term note	Oct-22-10	Ps.	80,000		-	80,000	-	Badlar private + 3.00%	2011

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issuance. The repurchased amounts were adjusted for interests capitalized, if any.
(3) Corresponds to the remaining amount as of December 31, 2010.

During the year ended December 31, 2010, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 176 million, out of which US$ 123.9 corresponds to the result of the exchange and repurchase offer of Edenor´s corporate bonds. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 5.5 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities. From the initial transactions in 2008 and up to December 31, 2010, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 510.2 million, including US$123.9 million of the mentioned Edenor´s operation, of which as of December 31, 2010, US$ 244.2 million were still maintained in treasury, while the remaining amount has been redeemed.

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

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 19, 2009. On July 5, 2010, Transener submitted the update of the prospectus together with the financial statements at March 31, 2010.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps. 42.7 million, respectively.

As of December 31, 2010 the financing amount requested by both companies amounted to Ps. 150.4 million, whereas the disbursements received amounted to Ps. 132.6 million. The interests unpaid at year-end amount to Ps. 10 million. The cancellation of this debt is subject to the conditions arising from the agreement mentioned in Note 7.

On September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of December 31, 2010, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

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

Proceeds from the issuance of these Corporate Bonds were used to repay existing outstanding Corporate Bonds with maturity in 2014.

Edenor Debt Issuance and Cancellation

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

On May 7, 2009, Edenor issued Ps. 75.7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount is amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes are used to finance the capital expenditures plan of Edenor.

Moreover, Edenor’s Board of Directors approved the issuance and placement by public offering or exchange of fixed-rate corporate bonds maturing in 2022 for a nominal value of up to US$ 300 million. Pursuant to the Price Supplement dated September 28, 2010, corporate bonds may be subscribed:

i.       In cash, at the issuance price determined by Edenor based on the placement and award proceeding, or

ii.     In kind, through the delivery of fixed-rate Class 7 Corporate bonds maturing in 2017 in exchange for the corporate bonds and based on an exchange ratio. Simultaneously with the subscription offer and the exchange offer, Edenor made a public offering for the repurchase of Class 7 Corporate bonds at cash repurchase price.

On October 25, 2010 and as a result of the cash subscription offer, Edenor issued corporate bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor has accepted and exchanged Class 7 Corporate bonds for a nominal value of US$ 90.3 million for corporate bonds maturing in 2022, at a fixed rate of 9.75% and for a nominal value of US$ 90.3 million, plus a cash payment amounting to US$ 9.5 million, including the payment of accrued and unpaid interest on the Class 7 Corporate bonds, and has accepted and purchased Class 7 Corporate bonds for a nominal value of US$ 33.6 million, having already paid US$ 35.8 million, including the payment of accrued and unpaid interest on Class 7 Corporate bonds. As a result of the repurchase offer and the Class 7 Corporate bonds exchange, Edenor has cancelled corporate bonds for a nominal value of US$ 123.9 million, representing approximately 83.3% of the currently outstanding corporate bonds.

New Class 9 Corporate bonds amounting to US$ 230.3 million have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment in 2022. Edenor requested that the Corporate bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market, an alternative market to the Luxembourg Stock Exchange.

Edenor destined the founds received from the placement of the corporate bonds to refinance all or part of its outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

On October 18, 2010, Edenor cancelled the Class 7 Corporate bonds in its portfolio having a nominal value of US$ 65.3 million.

The approximate total nominal value of Class 7 Corporate bonds still outstanding after the purchase offer amounts to US$ 24.8 million.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million. CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-  Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-  Paid US$ 8.9 million in cash to the holders that exercised this option; and

-  Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

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

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

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

Up to the issue of these financial statements, CTG has not issued any class and/or series of corporate bonds under this Programme.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100,000,000, one for Ps. 50,000,000 accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50,000,000 accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are be payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, with the first one due 15 months on September 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Piedra Buena

Global Short-Term Debt Securities Program

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

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2010 and 2009, CPB issued five VCP series under this program, for a total amount of Ps.241.6 million. Series 4 and 5 issued for a total nominal value of Ps. 146.3 million are in force as of December 31, 2010.

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The amount of the work  proposal submitted by CPB amounts to Ps. 63,240,808.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the Company’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES. As of December 31, 2010, CPB has received from CAMMESA partial advances amounting to Ps. 21 million.

Bank loans

On January 15, 2009, Banco Nación granted to CPB a loan amounting to Ps. 60,000,000, which accrues interest at the BAIBOR rate plus a 5% margin. The repayment of principal is to be made in 18 equal and consecutive monthly installments payable as from August 18, 2009; interest are paid on a monthly basis. As of December 31, 2010, the balance of this loan plus accrued interest amounts to Ps. 3,367,335.

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20,000,000, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of December 31, 2010, the balance of this loan plus accrued interest amounts to Ps. 20,099,726.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 225 million). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

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

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by Pampa Energia (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Pampa Inversiones executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

At the Extraordinary Corporate Bond Holders´ Meeting held On March 23, 2010, CTLL completed the process to amend certain   restrictive corporate bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any CTLL subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of December 31, 2010, no corporate bonds have been issued under such program.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding this transaction, Pampa Inversiones transferred 78,224,000 Corporate bonds issued by EASA. and 22,137,320 Corporate bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. After the closing of the fiscal year, Pampa Inversiones cancelled that transaction, the guarantee on the investment of the Negotiable Obligations mentioned being thus released.

Structured Repurchase Transaction in Pampa Inversiones

As regards Pampa Inversiones’s financing agreement mentioned in the consolidated financial statements, the Company has been appointed as guarantor of that transaction before the Deutsche Bank AG, in order to make the payments due in case of breach of Pampa Inversiones. This guarantee allows the counterparty to execute it through the disposal of the assets that the Company could have in any of the entity´s branches

Inversora Nihuiles and Inversora Diamante

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

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as at the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as at December 31, 2010 were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices Energy - Secretariat Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (Stabilization Fund Sub-account). The maximum Spot Price recognized is Ps. 120 per MW.

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

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared variable production cost (CVP) and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

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

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$. pursuant to the procedures set forth in the Agreement, these amounts are deemed provisional. Therefore, and considering that as at the issuance hereof the Company and its power generation subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2010, net of the realized collections if applicable and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 99 million approximately.

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

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

Committed Supply Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued during 2009 and 2010. As of December 31, 2010, the generation subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 and 2009 LVFVD and those accrued during 2010, plus interest accrued as of December 31, 2010 add up to approximately Ps. 204.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. Such assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.

Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Due to the assignments carried out during the year ended December 31, 2010, the Company has recorded income for Ps. 5.5 under financial and holding results.

Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

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

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

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

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

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

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010.

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

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

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

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6.169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011.

The Procedure was finally perfected in March 2010. The Company formally adhered to both calls.

As of December 31, 2010, the three thermal generators controlled by the Company issued LVFVDs corresponding to the application of the Procedure during the fiscal years 2009 and 2010 for an amount of Ps. 15,000,387 and Ps. 31,708,541, respectively, which are disclosed under “Sales” in the consolidated statement of operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement”)

On November 25, 2010, the controlled power generation companies together with other Generating Agents entered into the Agreement for the following purposes:  (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of Central Piedra Buena and Central Térmica Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of Central Térmica Güemes). This condition will not apply to Generators covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03.  In this manner, receivables accrued by the subsidiary Hidroeléctrica Los Nihuiles will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost.  This condition will not apply to the subsidiary Hidroeléctrica Diamante S.A., since its installed power surpasses 250 MW.

•           In consideration of the foregoing, subsidiary companies have agreed to contribute the LVFVDs to be generated during the year 2011 for the construction of new plants, which will be made jointly by the ES and the generators executing the Agreement.  Such contribution will be paid back in US$ as from the commercial commissioning of said power plants in 120 monthly installments at a LIBOR rate + 5%.

Finally, the Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums.  If this term elapses without the parties reaching an agreement on the implementation of the different processes stipulated therein, the contracting parties may terminate it.

In order to fulfill their obligations arising from the Agreement, the Company and its subsidiary generating companies have submitted to the ES’ consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement, on April 1, 2011, the Company and its subsidiary generating  segment companies entered into an agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project, which will be developed in two stages, will result in a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount.

Balances accumulated by LVFVDs corresponding to the three-month period ended on March 31, 2011 and allocated to this project, plus all accrued interest, amount to Ps. 11.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI (“Comprehensive Tariff Review) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of December 31, 2010, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i)                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the June 2005 – November 2010 period;

ii)                   the cancellation of the debt taken on with CAMMESA due to financing under ES Resolution 146/02;

iii)                  a mechanism for the payment of favorable balances during the year 2011;

iv)                  the disbursement of an additional amount which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

During the month of February 2011, CAMMESA has estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the June 2005 – November 2010 period. As of January 17, 2011 (date on which figures were updated), such figures amounted to Ps. 265.2 million as principal and Ps. 148 million as interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

As of December 31, 2010 both companies recorded the results generated by the recognition of cost variations by the ES and ENRE, up to the amounts collected as at that date, through CAMMESA’s financing previously described. Consequently, revenues from sales amounting to Ps. 61.9 million and Financial Interest amounting to Ps. 80.7 million were accounted for.

On December 31, 2010, all business and procedures aiming to perfect the Complementary Agreement through an addendum to the Loan and Credit Assignment Agreement executed with CAMMESA on May 12, 2009 were initiated.

Pursuant to the Complementary Agreement and subject to its compliance, Transener y Transba have waived their right to exercise their right of amparo on account of the default, thus requesting the recognition of higher costs and the call for a public hearing in order to conduct the RTI.

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Memorandum of Agreement signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Memorandum of Agreement contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Memorandum of Agreement by EASA or by Edenor itself.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Memorandum of Agreement signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the RTI becomes effective.

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

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

On the other hand, on December 31, 2010, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
November 2008 – April 2009	5.068%
May 2009 – October 2009	5.041%
November 2009 – April 2010	7.103%
May 2010 – October 2010	7.240%
November 2010 – April 2011	6.104%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending.

In addition, as of December 31, 2010 and 2009 liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 529.1 and Ps. 233.3, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de la Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A., resolution that was questioned by an appeal against it, which as of the date of these financial statements, has not been granted. Court No. 10, Clerk’s Office No. 20 has ruled for the consolidation of this proceeding with “Carbonel Silvia Cristina c/EN – Ministerio de Planificación SE Resol 1,169/08 y otros s/amparo ley 16,986” on both claims being analogous.

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

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/09, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/08.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

Furthermore, by Resolution No. 347/10, the ES approved the winter scheduling for the WEM for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the ES also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1,169/08 from June 1, 2010 to September 30, 2010. It must be pointed out that this situation had already been contemplated by the ES in 2009 in its Resolution No. 652/09, which gave rise to the issuance of Resolution No. 433/09 of the ENRE.

As a consequence of the aforementioned Resolution No. 347/10 of the ES, on May 21, 2010 Edenor was notified of Resolution No. 294/10 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight June 1, 2010.

Furthermore, on July 23, 2010, Edenor was notified of Resolution No. 421/10 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight August 1, 2010.

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

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

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

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/07. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except the National State, have already answered the notice of the complaint served upon them. As at this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor.

The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period November 2005 – January 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. This ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

Even though the upholding by Courts of Appeal of the judgment rendered in the first instance would have a considerable economic impact on Edenor, no economic effect has been recognized since Edenor’s legal counselors understand there is a high probability that the decision will be reversed in appeal, based on precedents set both by the National Administrative Litigation Chamber and the National Supreme Court of Justice for analogous cases.  Edenor’s position is grounded on the lack of legal standing by consumer associations to file this kind of claims. Regarding the substance of the action stated in the complaint (an alleged retroactivity of the increase), Edenor understands that Executive Order No. 1,957/06 does not really have a retroactive effect since it is not the source of Edenor’s right to increase its rates, but it is just a declarative order recognizing that the National Government had seriously altered the balance in the Concession Contract’s financial economic equation and that, on entering into the Agreement in September 2005, Edenor acquired the right to apply the transition rates system aiming to reestablish, although partially and temporarily, that balance.

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 8, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), b), d), f), g), m), ñ) and y) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was served notice of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of Ps. 22.4 million. Such amount have been accounted for under “Other Non-Current Liabilities”. As of the issuance date of these financial statements, Edenor has decided to file an administrative and/or judicial claim it is entitled to against that resolution.

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

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

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

Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of December 31, 2010 and 2009, short-term investments balances include current bank accounts and guarantee trusts for a total amount of Ps. 87,765,118 and Ps. 111,960,474, respectively, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Pampa Inversiones

As of December 31, 2010, the short-term investments includes private debt securities pledged to secure financial loans granted to Pampa Inversiones for an aggregate amount equivalent to Ps. 20,530,827.

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

NOTE 10.  ACQUISITIONS and DISPOSITIONS

Acquisition of own shares from Edenor

As a result of the two own share acquisition processes, Edenor acquired, in the fiscal year 2008, 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of December 31, 2010, Pampa Inversiones holds 19,449,074 ordinary class B shares issued by Edenor and 839,279 ADRs (equivalent to 16,785,580 shares), acquired in various market transactions, equivalent to 4.04% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. Said financing is guaranteed with a pledge on all shares subject-matter of the transaction.

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase will use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in that company. Such capital decrease would result in the distribution of certain assets held by Ingentis S.A., allowing each of the shareholders to develop their own projects on an independent basis.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa, and directly and indirectly controls 100% of the capital stock of Petrolera Pampa.

At present, the Company is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i. On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro) with an estimated investment by Petrolera Pampa of US$ 20 million during the next 3 years (15% of the total investment amount), in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas.  Additionally, Petrolera Pampa has executed an irrevocable offer for the purchase of 800,000 m3/day of Gas Plus to Apache for a three-year period at a price of US$ 5.00/MMBtu

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

ii. On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on the “El Mangrullo” area whereby Petrolera Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in that area.  In consideration of the foregoing, Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of wells, and it estimates it will obtain a total production of 400,000 m3/day of natural gas under the Gas Plus Program.  Additionally, Petrolera Pampa is negotiating with Petrobras a contract for the purchase of 400,000 m3/day of Gas Plus, the execution of which is one of the conditions precedent for the investment agreement.

iii. On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period.

The fulfillment of these agreements and the prospective exercise of the options mentioned ut-supra will allow for the supply of approximately 90% of the natural gas consumption of Central Térmica Loma de la Lata.

Additionally, Petrolera Pampa is considering another investment project in oil and gas, namely:

iv. an agreement with Petrolera Piedra del Aguila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral areas and whereby Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production.

On November 19, 2009 Petrolera Pampa accepted an offer to execute an investment agreement on an exploitation lot licensed to YPF S.A. (“YPF”) and called “Rincón del Mangrullo” (Province of Neuquén), under which, subject to the fulfillment of certain conditions precedent during the term of one year as from the execution of the Agreement, Petrolera Pampa would have invested a maximum amount of US$ 29 million in consideration of the assignment by YPF of certain rights and obligations, including a right over 50% of the production of hydrocarbons extracted from the area formations covered by the Agreement. Since no answer was given to Petrolera Pampa’s request to extend the term for the fulfillment of the conditions precedent, the agreement was rendered ineffective. The agreement with YPF did not preview any kind of penalty for Petrolera Pampa.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital was comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

On October 2, 2008, the Company and Pampa Inversiones executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Pampa Inversiones (the “Purchase Agreement”).

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

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

For this transaction, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets.

On December 30, 2009, the Company entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

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

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, the Company registered an income of Ps. 7,574,873 included in “Other expenses, net” in the Statement of Operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12.  Common stock

At December 31, 2010 the Company had 1,  314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTE 13.  profit distributions

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

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. Additionally, it has been decided to defer the dividend payment until May 28, 2011, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid.

As of December 31, 2009, the Company’s Board of Directors had resolved upon early dividends for Ps. 18,314,331 (which, net of the dividends related to own treasury shares stand at Ps. 15,771,731) following the previously mentioned objective.

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

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

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

As of December 31, 2010 the equity reserve amounts to Ps. 46,481,704.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines.  Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain, during the fiscal year 2009, of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

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

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. As of December 31, 2009, the service was totally restored.

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

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained.  On May 26, 2010, the Supreme Court expressly dismissed the appeal. It is worth mentioning that this decision is final and conclusive, accordingly, as soon as notice thereof has been given to all the parties involved, the proceedings will be sent to the court of original jurisdiction (Federal Court of Campana – Criminal Proceedings) for their filing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

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

NOTE 16.  segment information

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

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación and Lago Escondido and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding and others: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2010 and 2009:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2010

	Generation	Transmission	Distribution	Holding and Others	Eliminations	Consolidated

Sales	2,399,083,844	291,040,193	2,173,644,000	808,012	-	4,864,576,049
Intersegment sales	10,916,283	839,560	-	52,968	(9,459,431)	2,349,380

Total sales	2,410,000,127	291,879,753	2,173,644,000	860,980	(9,459,431)	4,866,925,429
Cost of sales	(2,059,668,633)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,987,967,830)

Gross profit	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599

Administrative expenses	(112,114,152)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(366,835,721)
Selling expenses	(15,360,358)	-	(194,536,285)	(146,882)	-	(210,043,525)
Amortization of goodwill	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)

Operating income (loss)	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260

Financial and holding results
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)
Other income and expenses, net	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
Income (loss) before taxes and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
Minority interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)

Net income (loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)

Amortization (1)	82,313,533	60,221,125	207,447,087	9,475,986	-	359,457,731

Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2009

	Generation	Transmission	Distribution	Holding and Others	Eliminations	Consolidated

Sales	1,714,496,751	290,483,423	2,077,860,000	9,227,266	-	4,092,067,440
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total sales	1,723,264,837	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,093,439,873
Cost of sales	(1,395,586,397)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,192,146,239)

Gross profit	327,678,440	71,205,771	508,119,394	6,852,872	(12,562,843)	901,293,634

Administrative expenses	(82,752,522)	(37,503,814)	(145,898,008)	(48,007,888)	11,413,343	(302,748,889)
Selling expenses	(15,651,136)	-	(137,999,000)	(1,012,935)	-	(154,663,071)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating income (loss)	214,040,796	34,465,355	218,688,431	(42,167,951)	(1,149,500)	423,877,131

Financial and holding results
Generated by assets	70,097,750	5,541,724	43,741,362	76,671,074	(15,771,540)	180,280,370
Generated by liabilities	(116,445,484)	(9,780,695)	(174,242,112)	151,650,399	16,921,040	(131,896,852)

Other income and expenses, net	(2,690,431)	4,737,915	2,044,000	(6,101,697)	-	(2,010,213)
Income before taxes and minority interest	165,002,631	34,964,299	90,231,681	180,051,825	-	470,250,436
Income tax	(68,458,621)	(4,792,909)	(61,143,001)	(25,807,941)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (loss) for the year	57,912,788	17,421,469	(14,841,320)	154,243,884	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009

Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2008

	Generation	Transmission	Distribution	Holding and Others	Eliminations	Consolidated

Sales	1,780,727,650	228,522,916	2,000,198,000	4,301,627	-	4,013,750,193
Intersegment sales	-	-	-	30,424,401	(30,298,308)	126,093

Total sales	1,780,727,650	228,522,916	2,000,198,000	34,726,028	(30,298,308)	4,013,876,286
Cost of sales	(1,454,212,288)	(178,082,466)	(1,451,379,217)	(4,827,522)	6,097,809	(3,082,403,684)

Gross profit	326,515,362	50,440,450	548,818,783	29,898,506	(24,200,499)	931,472,602

Administrative expenses	(57,905,218)	(29,645,910)	(113,574,000)	(58,457,349)	24,200,499	(235,381,978)
Selling expenses	(9,846,227)	-	(126,260,000)	(3,545,412)	-	(139,651,639)
Amortization of goodwill	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)

Operating income (loss)	244,030,796	21,595,090	303,352,833	(32,378,889)	-	536,599,830

Financial and holding results
Generated by assets	8,018,252	698,116	(4,914,000)	241,861	(5,789,051)	(1,744,822)
Generated by liabilities	(88,208,779)	(53,224,325)	(154,927,000)	84,252,102	5,789,051	(206,318,951)

Other income and expenses, net	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)
Income before taxes and minority interest	162,478,957	(21,148,381)	114,152,622	49,859,165	-	305,342,363
Income tax	(62,720,678)	(7,346,920)	(43,498,382)	4,724,854	-	(108,841,126)
Minority interest	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)
Net income (loss) for the year	62,105,465	(12,404,996)	10,739,240	54,584,019	-	115,023,728

Amortization (1)	74,587,823	56,290,902	193,280,243	12,653,433	-	336,812,401

Consolidated information as of December 31, 2008

Total Assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total Liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of December 31, 2010, the Company maintains a consolidated purchasing position of US$ 82,9 million at the average exercise price of Ps. 4.47 per US$ and with maturities between January 2011and October 2012. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 32,156,849, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

Contracted amount in thousands of US$	Average rate of exchange	Settlement date
1.000.000	4,260	1/31/11
1.000.000	4,250	1/31/11
1.000.000	4,223	1/31/11
1.000.000	4,220	1/31/11
1.000.000	4,230	3/31/11
2.000.000	4,305	3/31/11
5.000.000	4,310	3/31/11
11.227.174	4,569	4/25/11
9.000.000	4,340	4/30/11
2.000.000	4,348	4/30/11
5.000.000	4,400	5/31/11
11.227.174	4,594	10/25/11
10.000.000	4,340	11/30/11
11.227.174	4,594	4/25/12
11.227.174	4,594	10/25/12

NOTE 18.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain  employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the years ended December 31, 2010 and 2009, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included  in “Salaries and social security payable” under current and non-current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Variations in the consolidated labor liabilities as of December 31, 2010, 2009 and 2008 are as follows:

	For the year ended 31,
	2010	2009	2008
Cost for services	3,481,736	2,981,994	2,286,204
Cost for interest	12,235,165	8,640,035	6,825,520
Amortization of actuarial losses	2,461,469	1,499,719	1,364,499
Amortization of past service cost	2,893,152	776,078	732,786
Net cost of the year	21,071,522	13,897,825	11,209,009

The breakdown of benefit obligations as of December 31, 2010 and 2009 is as follows:

	As of December 31, 2010	As of December 31, 2009
Benefit obligations at the beginning of the year	62,973,820	48,857,503
Cost	3,481,736	2,891,554
Interest	12,235,165	8,376,764
Actuarial losses	15,050,084	5,665,036
Benefit payments	(8,807,355)	(2,817,038)
Benefit obligations at the end of the year	84,933,450	62,973,820

Benefit obligations at the end of the year	84,933,450	62,973,820
Unrecognized actuarial losses	(22,057,097)	(19,246,528)
Unamortized cost for past services	(8,701,778)	(3,700,569)
Total benefits to the personnel plans	54,174,575	40,026,723

The actuarial assumptions used were as follows:

	2010	2009

Discount rate	19%	19%
Salaries increase	12%	11%
Inflation	13%	9%

As of December 31,2010 and 2009, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  subsequent events

Sale of Edenor´s ordinary shares

From January 1, 2011 and up to the date of issuance of these financial statements Pampa Inversiones has sold 97,906 ADRs (equivalents to 1,958,120 shares) in different market transactions. As a consequence of the abovementioned operations, and considering the mentioned in the above paragraph, Pampa Inversiones has decreased to 3.82% its participation in Edenor´s common stock.

Repurchase and sale of corporate bonds

From January 1, 2011 and up to the date of issuance of these financial statements, the Company and/or its subsidiaries and have acquired its own corporate bonds or corporate bonds of various subsidiaries, for a total amount of US$ 18 million, equivalent to Ps. 18.2 million at nominal value.

From January 1, 2011 and up to the date of issuance of these financial statements, the Company and/or its subsidiaries and have sold certain holdings of corporate bonds of the repurchased at the year-end representing US$ 55.1 million of nominal value for a total consideration of US$ 56.1 million.

Acquisition of assets from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

-              Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.2% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGGSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-              Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S.A ("CIESA"), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I Ltda, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements. Related to these agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50 % of the shares of CIESA, and would control the 51 % of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years.

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the distribution assets for the agreed prices. The agreement mentioned that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the same date, the acquisition of such shares was consumed by the Company and Edenor. As of the issuance of theses financial statements, had begun the relevant procedures to the control authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEIU at a price of US$ 0.68 per EMDERSA’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

Edenor has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEIU, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the control authority. The carrying out of that public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Acquisitions have been registered following the purchase method of accounting based on preliminary figures result in a determination of a negative goodwill amounting to Ps. 545.7 million and the recognition of a Ps. 63.8 million gain.

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price is US$29 million. The transaction was consumed on April 8, 2011.

Edenor Bank loans

On February 16, 2011, Edenor took a series of financial loans and bank overdrafts with local financial entities (JPMorgan, Deutsche Bank, Banco Macro, Banco Nación y Standard Bank), in order to settle future needs of capital. The capital amounts to Ps. 280 million with an average maturity of 90 days and with an interest rate of 14.5 % nominal annual.

Technical defects in Loma de la Lata’s Steam Turbine Unit

As a result of to certain technical defects in the Steam Turbine unit making up the works for the expansion of Loma de la Lata’s generation installed capacity, the combined cycle start-up has been postponed. The contractor of the work, Isolux Corsan Argentina S.A. and Tecna Estudios and Projects of Engineering S.A. - Transitory Union of Companies (the "UTE"), have informed a chronogram which Loma de la Lata has requested major precisions and the best efforts to reduce the involved times, being thought that the putting in commercial march will be able to be delayed up to the end of the second quarter of 2011 approximately.

Loma de la Lata had conducted all applicable business and procedures for the collection of the compensations stipulated by contract and those payable by the insurance companies.

On March 30, 2011, Loma de la Lata accepted a proposal by the Contractor setting forth the mechanisms for the repair of the defects indicated above, as well as the procedures to be observed for the Combined Cycle start-up. Within the terms and conditions of the proposal indicated above, an exceptional recognition in favor of Loma de la Lata should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the described agreement, the recognized amount was valued at US$ 18 million. Such recognition is conditional upon the Provisional Reception of the expansion work by Loma de la Lata; therefore, its recognition in earnings has been postponed up to the occurrence of this event. As a consequence of the agreement, Loma de la Lata requested the participating banks to release the funds held in escrow for the payment of the contractual milestones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

General Ordinary and Extraordinary Shareholders´ Meeting

On April 14, 2011, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved, among other issues, to approve the following: (i) the financial statements for the fiscal year ended on December 31, 2010; (ii) the dividends paid in advance declared by the Company’s Board of Directors and amounting to Ps.  18,111,204; (iii) the bearing of losses for Ps. 45,561,040 for the fiscal year ended on December 31, 2010 against the accumulated retained earnings as at that date, and the carry-forward of the balance to the new fiscal year.

Edenor Corporate Bonds Programme. Relaunching of the Issuance of Class 9 Corporate Bonds

On April 26, 2011, Edenor issued Corporate Bonds for a face value of US$ 69,7 million, thus completing the original amount of the series of up to US$ 300 million.

The new Corporate Bonds were issued under the same conditions applicable to previous issuance stated in Note 6, with an issuance price amounting to 101.25% of the principal plus the interest accrued between April 25, 2011 and the issuance date, the first payment of interest being due on October 25, 2011.

Edenor used the net proceeds to cancel its short-term debt.

VCP Issuance

On May 9, 2011, CPB issued a new class of VCP for an amount of Ps. 70,160,500 having a Private Badlar interest rate plus a 3% margin. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis. Net funds resulting from the placement of the VCPs will be destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

Memorandum of Understanding

On May 10, 2011, and regarding the facts mentioned above related with de acquisition of assets from AEI Group, the Company and its subsidiaries Pampa Inversiones and Inversiones Argentina I Ltd. (“IAI”) (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A.  (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP

These consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

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

The following tables summarize the main reconciling items between Argentine GAAP and US GAAP:

	For the year ended December 31,
		2010		2009		2008
Reconciliation of net (loss) income:

Net (loss) income under Argentine GAAP	Ps.	(46,561,040)	Ps.	214,736,821	Ps.	115,023,728

US GAAP adjustments:
Reserve for Directors’ options (a)		-		(62,080,886)		(82,774,517)
Pre-operating and organizational costs (b)		6,457,205		(18,925)		10,347
Investments in marketable securities (c)		(12,206,967)		(40,318)		699,401
Capitalization of foreign currency exchange rate differences (d)		(38,817,235)		(31,092,333)		(25,857,664)
Warehouse impairment and holding results (e)		17,367,551		(12,307,767)		(333,597)
Inventory holding results (f)		(173,020)		(8,662,941)		17,981,556
Accounting for business combination (g)		9,741,274		9,044,715		9,572,821
Results on repurchase of debt (h)		-		(49,015,879)		49,015,879
Purchase of Edenor's ADRs (i)		(32,625,193)		(14,552,191)		(2,990,792)
Deferred income taxes (j)		14,688,575		40,667,107		(5,346,500)
Noncontrolling interest (k)		4,626,062		15,632,157		(8,988,443)
Amortization of certain Transmission intangible assets (l)		1,207,005		1,207,005		1,207,005
Depreciation of certain Transmission fixed assets (m)		(9,152,842)		(8,965,812)		(10,673,835)
Impairment of investments in subsidiaries (n)		-		(12,332,109)		12,332,109
Other assets holding results (o)		(7,527,973)		-		-
Other		58,000		-		(58,000)
Net (loss) income attributable to Pampa Energía under US GAAP	Ps.	(92,918,598)	Ps.	82,218,644	Ps.	68,819,498
Noncontrolling interest under US GAAP (k)		5,348,217		80,769,243		90,465,953
Net (loss) income for the year under US GAAP	Ps.	(87,570,381)	Ps.	162,987,887	Ps.	159,285,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
		2010		2009
Reconciliation of shareholders’ equity:

Shareholders' equity under Argentine GAAP	Ps.	3,280,951,067	Ps.	3,336,677,959

US GAAP adjustments:
Pre-operating and organizational costs (b)		-		(6,457,205)
Capitalization of foreign currency exchange rate differences (d)		(100,844,551)		(62,027,316)
Warehouse impairment and holding results (e)		-		(17,367,551)
Inventory holding results (f)		(105,654)		67,366
Accounting for business combination (g)		155,642,735		145,484,832
Purchase of Edenor's ADRs (i)		(65,012,446)		(36,016,566)
Deferred income taxes (j)		77,381,661		63,809,672
Noncontrolling interest (k)		18,691,308		14,065,246
Amortization of certain Transmission intangible assets (l)		(4,828,024)		(6,035,029)
Depreciation of certain Transmission fixed assets (m)		(47,059,658)		(37,906,816)
Other assets holding results (o)		(7,527,973)		-
Other		-		(58,000)
Pampa Energía Shareholders' equity under US GAAP	Ps.	3,307,288,465	Ps.	3,394,236,592
Noncontrolling interest under US GAAP (k)		1,481,551,703		1,657,099,949
Equity under US GAAP	Ps.	4,788,840,168	Ps.	5,051,336,541

Description of changes in shareholders’ equity under US GAAP:

	For the year ended December 31,
		2010		2009		2008
Equity under US GAAP as of the beginning of the year	Ps.	5,051,336,541	Ps.	4,879,292,224	Ps.	4,885,247,107
Additional paid-in capital		4,045,942		23,827,815		-
Treasury Stock		-		(84,630,538)		(120,848,801)
Reserve for Directors’ option		8,945,352		73,142,228		94,541,189
Distribution of dividends in advance		(18,111,204)		(15,771,731)		(16,797,217)
Other comprehensive income		11,090,381		1,480,609		(3,497,131)
Net (loss) income attributable to Pampa Energía under US GAAP		(92,918,598)		82,218,644		68,819,498
Changes attributable to noncontrolling interest under US GAAP (k)		(175,548,246)		91,777,290		(28,172,421)
Equity under US GAAP as of the end of the year	Ps.	4,788,840,168	Ps.	5,051,336,541	Ps.	4,879,292,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

a)  Reserve for Directors’ options

As discussed in Note 14, in consideration for the Opportunities Assignment Agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

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

As of December 31, 2009 the effect of not recognizing pre-operating and organizational costs as intangible assets represents a decrease in shareholders’ equity of Ps. 6,457,205, that includes the elimination of Ps. 3,219,140 as a result of the acquisition of the remaining non-controlling interest in Inversora Ingentis, as further described in Note 20.I.k).

During the years ended December 31, 2009 and 2008, the effect of this adjustment in net income is Ps. 18,925 (loss) and Ps. 10.347 gain, respectively, corresponding to the net effect of expensing under US GAAP pre-operating and organizational costs capitalized under Argentine GAAP for Ps. 29,628 (loss) in 2009, and the reversal of the amortization recognized under Argentine GAAP for Ps. 10,703 and Ps. 10,347 in 2009 and 2008, respectively.

During the year ended December 31, 2010, as a result of the impairment of the related intangible assets under Argentine GAAP, the US GAAP reconciling item to shareholders´ equity does not longer exists.

c)  Investments in marketable securities

Under Argentine GAAP, unrealized gains and losses corresponding to investments in debt and equity securities carried at market value are included in the statement of income under the line “Financial and Holding results generated by assets”.

Under US GAAP, the Company classifies these investments as available-for-sale securities and carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with ASC 320 “Investments – Debt and Equity Securities” (“ASC 320”) (See Note 20. II. c)).  Specific identification was used to determine cost in computing realized gain or loss.  The Company’s investments are considered available-for-sale securities as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.  ASC 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.  For the years ended December 31, 2010, 2009 and 2008, unrealized gain (loss) of available-for-sale securities amounted to Ps. 12,206,967, Ps. 40,318 and Ps. (699,401). For the years ended December 31, 2010, 2009 and 2008, unrealized loss amounting to Ps. (2,086,789), Ps. (10,822,984) and Ps. (22,721,793) were reclassified into the statement of operations because the decline in value of this investment was considered an other-than-temporary impairment.

			Gross Unrealized

	Cost	Fair Value	Gain	Loss

December 31, 2008
Money market funds	2,473,117	2,473,117	-	-
Mutual Funds	141,966,409	142,281,880	320,551	5,081
Trust	13,860,813	14,489,491	628,678	-
Corporate Debt Securities	20,544,708	23,876,181	5,443,735	-
Public Debt Securities	119,991,308	123,467,136	859,694	-
Equity Securities	57,155,264	34,504,909	775,311	-
	355,991,619	341,092,714	8,027,969	5,081

December 31, 2009
Money market funds	99,886,435	99,886,435	-	-
Mutual Funds	66,136,359	67,670,586	1,534,226	-
Trust	17,376,715	19,707,602	2,330,887	-
Corporate Debt Securities	57,137,445	57,093,641	303,208	347,012
Public Debt Securities	70,345,710	70,462,605	137,301	20,406
Equity Securities	40,499,788	33,801,805	4,125,001	-
	351,382,452	348,622,674	8,430,624	367,418

December 31, 2010
Money market funds	184,855,545	186,697,722	1,842,177	-
Mutual Funds	40,467,769	40,680,055	212,286	-
Trust	18,263,595	18,621,566	357,971	-
Corporate Debt Securities	128,989,099	143,805,429	15,120,897	304,568
Public Debt Securities	315,248,641	315,267,295	18,653	-
Equity Securities	127,029,524	127,965,490	3,246,741	223,985
	814,854,173	833,037,557	20,798,726	528,553

As of December 31, 2010 the difference between fair value and cost is comprised of unrealized net gains of Ps. 20,270,173 and other than temporary impairment of Ps. 2,086,789 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2010, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred during the fourth quarter of the year ended December 31, 2008 and it is not expected that a recovery in value will occur in the near term.

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

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

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

The maturities as of December 31, 2010, of the available-for-sale, Corporate debt securities included in the balance sheet were as follows:

	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years

Corporate Debt Securities	143,805,429	98,042,035	20,530,827	25,232,566	-
Public Debt Securities	315,267,295	315,267,295	-	-	-
Total	459,072,723	413,309,330	20,530,827	25,232,566	-

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

During the years ended December 31, 2010, 2009 and 2008, under Argentine GAAP the Company capitalized financial costs including interest and exchange rate differences. Under US GAAP, the Company applied the provisions of Topic ASC 835-20 “Capitalization of Interest” (“ASC 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC 835-20.

The US GAAP reconciling item represents the elimination of capitalized exchange rate differences included under advances to suppliers and on work in progress, corresponding to the expansion project Loma de La Lata.

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

Under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions set forth in ASC 360-10-45-9 are met. As some of these conditions were not met on that date, this asset continued under the classification of asset to be held and used and was depreciated over its useful life. Also, under US GAAP the reversal of impairment previously recognized of long-lived assets to be held and use is not permitted.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, following ASC 360-10-45-9 the Company classified the property as an asset held for sale in April 2009, as all conditions were met, ceasing its depreciation and valuing it at the lower of its carrying amount or its fair value less cost to sale. Thus, the holding gain recognized as of December 31,2009 under Argentine GAAP was reversed under US GAAP.

As of December 31, 2009, the US GAAP reconciling item over shareholders’ equity represents the effect of not accounting the reversal of the impairment recognized under Argentine GAAP for Ps. 3,225,000, the recognition of the corresponding depreciation of Ps. 333,597 per year since July 1, 2008 until April 2009 for a total amount of Ps. 1,945,983 and the the reversal of the holding gain recognized under Argentine GAAP amounting to Ps. 12,196,568. No US GAAP reconciling item exists as of December 31, 2010 as Frigorífico La Pampa building was sold, as such existing the adjustment as of December 31, 2009 was reversed into income during 2010.

f) Inventory holding results

Under Argentine GAAP inventories are carried at replacement cost. Holding gains and losses measured by comparing original cost and replacement cost, are recognized in the statement of operations. During the years ended December 31, 2010, 2009 and 2008 the Company recognized inventory holding gains (losses) associated with the valuation at replacement cost of fuel oil stocks for Ps. 105,654, Ps. (67,366) and Ps. (8,730,307), respectively.

Under US GAAP, the Company followed Topic ASC 330-10-35 which prescribes that if evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss shall be recognized even though replacement or reproduction costs are lower. Thus, as of December 31, 2010 and 2009, the holding gains and losses related to fuel oil stock recognized under Argentine GAAP were reversed since the evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business.

The net (loss) income US GAAP reconciling item for the years ended December 31, 2010 and 2009 represents the reversal of holding gain (loss) on the closing balance of fuel oil for Ps. 105,654 and Ps. (67,366), respectively and a higher cost of Ps. 67,366 and 8,730,307, respectively corresponding to fuel oil stock at the beginning of these years. The net income US GAAP reconciling item for the year ended December 31, 2008 represents the reversal of holding loss on the closing balance of fuel oil for Ps. 8,730,307 and realization of holding gain recorded during 2007 for Ps. 7,912,070 corresponding to fuel oil and Ps. 1,339,179 corresponding to lots of land.

g) Accounting for business combinations

The following tables summarizes the adjustments to net (loss) income for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008

Differences in basis relating to purchase accounting	(5,172,513)	(5,172,513)	(5,172,521)
Amortization of goodwill	14,910,708	14,898,154	14,745,342
Repurchase of Edenor own shares	419,708	409,331	-
HINISA´s capital reduction	-	(1,090,257)	-
Sale of noncontrolling interest in Ingentis	(416,629)	-	-
	9,741,274	9,044,715	9,572,821

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

As of December 31, 2010 y 2009 the adjustments to shareholder's equity are as follows:

	As of December 31,
	2010	2009

Valuation of shares issued in Edenor adquisition	101,801,179	101,801,179
Differences in basis relating to purchase accounting	(17,100,226)	(11,927,713)
Amortization of goodwill	50,759,033	35,848,325
Repurchase of Edenor own shares	(3,240,115)	(3,659,823)
Acquisition of aditional interest in Inversora Ingentis	23,422,864	23,422,864
	155,642,735	145,484,832

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

As a result, for the years ended December 31, 2010, 2009 and 2008, under US GAAP, amortization is increased by Ps. 5,172,513, Ps. 5,172,513 and Ps. 5,172,521, respectively.  As of December 31, 2010 and 2009, the effect on shareholders’ equity results in a decrease of Ps. 17,100,226 and Ps. 11,927,713, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

•               Amortization of goodwill

Under Argentine GAAP, goodwill recognized in Central Térmica Güemes and Central Piedra Buena acquisitions is amortized on a regular basis over their useful life, representing the best estimate for the period which the Company expects to receive economic benefits from them. Under US GAAP goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.  No impairment on goodwill is recognized as of December 31, 2010 and 2009.

As of December 31, 2010 and 2009, under US GAAP, there is no goodwill amount related to Central Térmica Guemes as a consequence of a release of the valuation allowance corresponding to tax loss carryforwards of Central Térmica Guemes used during year 2008.

For the years ended December 31, 2010, 2009 and 2008, the effect of not amortizing goodwill of Central Térmica Guemes and Central Piedra Buena is an increase in net income of Ps. 14,910,708, Ps. 14,898,154 and Ps. 14,745,342, respectively, and the effect on shareholders’ equity as of December 31, 2010 and 2009 is an increase of Ps. 50,759,033 and Ps. 35,848,325, respectively.

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

As of December 31, 2010 and 2009 the US GAAP shareholders’ equity reconciling item represents the additional reduction on a pro-rata basis of intangible assets and fixed assets as a consequence of the grossing up of the Argentine GAAP negative goodwill.  For the year ended December 31, 2010 and 2009, the US GAAP reconciling item to net income amounted to Ps. 419,708 and Ps. 409,331, respectively, represents the decrease in the charges of amortization of intangible assets and of depreciation of fixed assets.

•               Acquisition of additional interest in Inversora Ingentis

During 2009 the Company acquired the remaining interest in Inversora Ingentis obtaining 100% controlling interest. See further description in Note 20.I.k).

•               Hidroeléctrica Los Nihuiles S.A. (HINISA) ’s capital reduction

During 2009 HINISA reduced its 2% of capital by Ps. 4,415,961.

Under Argentine GAAP the Company recorded a gain as a result of such capital reduction.

Under US GAAP, following Topic 810 the Company accounted for this interest increase as an equity transaction.  As such, the US GAAP net income reconciling item amounting to Ps. 1,090,257 represents the reversal of the gain recognized under Argentine GAAP with the corresponding effect of increase in additional paid-in capital.  The effect of this equity transaction is shown in the chart disclosed in Note 20.I.k).

•               Sale of noncontrolling interest in Ingentis

During 2010 Inversora Ingentis sold 10.95% of its participation in Ingentis.

Under Argentine GAAP the Company recorded a gain as a result of such sale of non controlling interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, following Topic 810 the Company accounted for this interest decrease as an equity transaction. As such, the US GAAP net income reconciling item amounting to Ps. 416,629 represents the reversal of the gain recognized under Argentine GAAP with the corresponding effect of increase in additional paid-in capital. The effect of this equity transaction is shown in the chart disclosed in Note 20.I.k).

h) Result on repurchase of debt

As described in Note 9, during the year ended December 31, 2008 Edenor had executed an irrevocable and discretional trust agreement (the “Trust”) with Macro Bank Limited assigning the trustee the management of certain financial liquid assets.  On September 3, 2009, the Trust was dissolved and the Trust property was liquidated and transferred to Edenor.

As of and for the year ended December 31, 2008, under Argentine GAAP, the participation in the Trust has been valued considering the market value of the securities held by the trustee.  Under US GAAP, the Company followed the principles of Topic ASC 810 “Consolidation” (ASC 810).  The Trust was determined to be a Variable Interest Entity since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the Trust’s activities, is obligated to absorb the expected loss of the Trust if they occur, and has the right to receive the expected residual returns of the Trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the Trust, it had been consolidated in the Company’s consolidated financial statements as of December 31, 2008.

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

As of and for the year ended December 31, 2008, the total US GAAP reconciling item amounted to Ps. 49,015,879 and comprises of (i) Ps. 32,049,404, gain corresponding to the difference between the cost incurred in the acquisition of the bonds and its respective book value at the acquisition date, and (ii) Ps. 16,966,475, gain, corresponding to the reversal of the loss for the mark to market adjustment and interest income recorded by the financial trust under Argentine GAAP.  Due to the liquidation of the Trust and the transfer of the Trust property to Edenor on September 3, 2009 this adjustment has been reversed during the year ended December 31, 2009.

i) Purchase of Edenor’s ADRs

During the last quarter of 2008, the Company acquired in various market transactions 1,025,893 of Edenor’s ADRs, equivalent to 20,517,860 Class B shares of common stock which represents 2.26% interest in its common stock, at a total acquisition cost of Ps. 11,014,699. During the years ended December 31, 2009 and 2010, the Company has increased by 1,75% and 1,42%, respectively, its interest held in Edenor at a total acquisition cost of Ps. 4,694,502 and Ps. 26,324,258 for 2009 and 2010, respectively.

Under Argentine GAAP, the Company accounted for these ADRs at their market price at year-end as are held for trading purposes.

Under US GAAP, for those transactions carried out during 2008, the Company applied purchase accounting, as prescribed by Topic 805. Since an excess of fair value over acquisition cost existed, the Company after grossing up the income tax effect amounting to Ps. 21,007,417, reduced its fixed assets and intangible assets on a pro-rata basis in Ps. 52,585,917 and Ps. 7,435,274, respectively. For those transactions carried out during 2009 and 2010, the Company applied the provisions set-out in Note 20.l.k), for changes in non-controlling interest.

The net loss US GAAP reconciling item for the years ended December 31, 2010, 2009 and 2008 represents (i) the reversal of holding gain on short-term investments for Ps. 34,806,970, Ps. 16,733,968 and Ps. 2,990,792, respectively, and (ii) the reversal of the loss as a reduction in the amortization of the concession for Ps. 91,794 and in the depreciation of fixed assets for Ps. 2,089,983 each year in 2010 and 2009, as a result of the pro-rata reduction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

As of December 31, 2010 and 2009 the US GAAP shareholders’ equity reconciling item represents (i) the reversal of holding gain on the Edenor’s ADRs held in the Company’s trading portfolio at each year end, included within current investments amounting to Ps. 54,531,730 and Ps. 19,724,760, respectively, (ii) the additional reduction on a pro-rata basis of intangible assets and fixed assets as a consequence of the grossing up of the excess of fair value over acquisition cost amounting to Ps. 21,007,417 and the decrease in the amortization of intangible assets and in the depreciation of fixed assets for Ps. 4,363,554 and Ps. 2,181,777, respectively, and (iii) as of December 31, 2010 and 2009 the shareholder’s equity accumulated reconciling item also includes Ps. 6,163,147 and Ps. 2,533,834, respectively, representing the increase in additional paid-in capital due to the acquisition of additional non-controlling  interest in Edenor as described in Note 20.I.k).

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

Therefore, for the years ended December 31, 2010, 2009 and 2008, the US GAAP reconciling items related to deferred income tax in net (loss) income are as follows:

	For the year ended December 31,
	2010	2009	2008

Investments in marketable securities	1,116,586	(1,440,291)	2,797,730
Capitalization of foreign currency exchange rate differences	13,586,032	10,882,316	9,050,182
Warehouse impairment and holding results	(6,078,643)	4,307,718	116,759
Inventory holding resuls	60,557	3,032,029	(6,293,545)
Accounting for business combination	3,986,622	6,325,362	1,813,314
Results on repurchase of debt	-	17,155,558	(17,155,558)
Purchase of Edenor's ADRs	(763,622)	(763,622)	-
Amortization of certain Transmission intangible assets	(422,452)	(2,005,012)	483,730
Depreciation of certain Transmission fixed assets	3,203,495	3,138,034	3,735,842
Inflation adjustment	-	35,015	105,046

Total effect of deferred income tax on net income	14,688,575	40,667,107	(5,346,500)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

As of December 31, 2010 and 2009, the US GAAP reconciling items in shareholder’s equity are as follows:

	As of December 31,
	2010	2009

Capitalization of foreign currency exchange rate differences	35,295,592	21,709,560
Warehouse impairment and holding results	-	6,078,643
Inventory holding results	(431,734)	(492,291)
Accounting for business combination	17,488,329	13,501,707
Purchase of Edenor's ADRs	19,480,173	20,243,795
Amortization of certain Transmission intangible assets	(1,943,734)	(1,521,282)
Depreciation of certain Transmission fixed assets	16,470,880	13,267,385
Inflation adjustment	(822,929)	(822,929)
Valuation allowance	(8,154,916)	(8,154,916)
Total effect of deferred income tax on shareholders’ equity	77,381,661	63,809,672

k) Noncontrolling interest

Changes in noncontrolling interest

The Company adopted in 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in subsidiaries requiring that: (i) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and (ii) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest is included in the Total equity and Net income under US GAAP.

The following chart disclose the effect of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity, as required by Topic ASC-810-10-50-1A(d).

	For the year ended December 31,
	2010	2009	2008

Net (loss) income for the year attributable to Pampa Energía	(92,918,598)	82,218,644	68,819,498

Increase in Pampa Energía´s additional paid-in capital for:
- Acquisition of aditional interest in Inversora Ingentis	-	20,203,724	-
- Sale of noncontrolling interest in Ingentis	416,629	-	-
- Acquisition of additional interest in Edenor	3,629,313	2,533,834	-
- HINISA´s capital reduction	-	1,090,257	-
Net transfers from non controlling interest	4,045,942	23,827,815	-
Change from net (loss) income attributable to Pampa Energía and transfer from non controlling interest	(88,872,656)	106,046,459	68,819,498

-     Acquisition of additional interest in Inversora Ingentis

As discussed in Note 10, as from January 2009 the Company obtained 100% of control over Inversora Ingentis and has fully consolidated its accounts under Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the increase in the interest held in Inversora Ingentis is accounted for as an equity transaction, in accordance with Topic 810. The shareholders’ reconciling item includes (i) an increase in additional paid-in capital amounting to Ps. 20,203,724, (ii) a decrease in negative goodwill amounting to Ps. 23,422,864, and (iii) a decrease in intangible assets amounting to Ps. 3,219,140.

-     Sale of noncontrolling interest in Ingentis

Inversora Ingentis sold 10.95% of its participation in Ingentis as it is further explained in Note 10. As such, the noncontrolling interest reconciling item represents the increase in additional paid-in capital by Ps. 416,629 related to the interest decrease of the Company over Ingentis.

-   Acquisition of additional interest in Edenor

During the years ended December 31, 2010 and 2009, the Company increased by 1.42% and 1.75%, respectively, its interest held in Edenor.  Under Argentine GAAP, this additional interest was accounted for as an increase in “current investment” as the Company considers this investment as held for trading and is carried at market value.

Under Argentine GAAP the Company accounted for this additional interest at their market price at year end as are held for trading purposes.  Under US GAAP, the Company accounted for this transaction in accordance with Topic 810, which prescribes that when an entity has control over an investee, while it keeps control, any change in the noncontrolling interest should be accounted for as an equity transaction.  Thus, the shareholders’ equity reconciling item includes (i) a decrease of the noncontrolling interest amounting to Ps 37,181,907, (ii) a decrease in current investment amounting to Ps. 31,018,760, and (iii) an increase in additional paid-in capital amounting to Ps. 6,163,147.

Holding gains recognized under Argentine GAAP as a result of this ownership are eliminated as part of the adjustment described in Note 20.I.i).

-     Change in indirect interest in HINISA

HINISA reduced 2% of its capital as it is further explained in Note 20.I.g). As such, the noncontrolling interest reconciling item represents the increase in additional paid-in capital by Ps. 1,090,257 related to the indirect interest increase of the Company over HINISA.

Impact of US GAAP adjustment on noncontrolling interest

It represents the effect in noncontrolling interest of US GAAP adjustments, where applicable.

The following tables summarizes the adjustments to net (loss) income for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008

Pre-operating and organizational costs	(1,255,465)	-	(4,035)
Investments in marketable securities	2,775,556	(7,576)	36,466
Capitalization of foreign currency exchange rate differences	-	(1,210,300)	1,210,300
Results on repurchase of debt	-	13,811,312	(13,811,312)
Depreciation of certain Transmission fixed assets	3,105,971	3,038,721	3,580,138
	4,626,062	15,632,157	(8,988,443)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

As of December 31, 2010 y 2009 the adjustments to shareholder's equity are as follows:

	As of December 31,
	2010	2009

Pre-operating and organizational costs	-	1,255,465
Investments in marketable securities	2,785,100	9,544
Depreciation of certain Transmission fixed assets	15,906,208	12,800,237
	18,691,308	14,065,246

l) Amortization of certain Transmission intangible assets

Under Argentine GAAP the Company classified the fourth line project identified in the purchase price allocation of Transener as “Other assets”, within non current assets.

Under US GAAP, the Company recorded an intangible asset related to the fourth line project as a consequence of the acquisition of Transener. Also, in the purchase price allocation the Company recorded tax loss carryforwards with a corresponding valuation allowance. During the year 2007 the Company used tax loss carryforwards of Transener. In accordance with Topic 740, when valuation allowance, after the acquisition, is used by the acquiring entity, it shall be applied to (a) reduce goodwill related to the acquisition  (b) second to reduce to zero other noncurrent intangible assets related to the acquisition. As there was no goodwill associated with this acquisition, the Company reduced the value of the intangible asset of Transener. The US GAAP reconciling item for the years ended December 31, 2010, 2009 and 2008 represents a decrease in amortization expense amounting to Ps. 1,207,005 for each year. As of December 31, 2010 and 2009, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 4,828,024 and Ps. 6,035,029, respectively.

m) Depreciation of certain Transmission fixed assets

Under Argentine GAAP, depreciation of certain transmission fixed assets have been calculated using technical formulas.

Under US GAAP, the Company depreciated those fixed assets on a straight-line basis.  The effect of such adjustment represents a decrease in net income for the years ended December 31, 2010, 2009 and 2008 of Ps. 9,152,842, Ps. 8,965,812 and Ps. 10,673,835, respectively.  As of December 31, 2010 and 2009, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 47,059,658 and Ps. 37,906,816 , respectively.

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

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

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

Based on the above, under US GAAP, the call option granted to Operating S.A. did not prevent the Company from fully consolidating its investment in Energía Distribuida. Consequently, there were no assets related to this investment that were classified as non-current investments and no related impairment charge.  Under US GAAP, the Company’s net income for the year ended December 31, 2008 was increased by Ps. 12.3 million.

During the year ended December 31, 2009, as a result of Operating S.A. election this loss has been reversed under Argentine GAAP.  As such, US GAAP reconciling item does not longer exists.

o) Other assets holding results

As stated in Note 2, during the year ended December 31, 2010, the Company decided to cancel its ownership in Ingentis Project. Under Argentine GAAP, the Company recognized its investment in such project following the equity method of accounting, which includes an unrealized holding gain of Ps. 7,527,973, related to the sale of turbines, net of the negative goodwill associated with this interest.

Under US GAAP, the holding gain recognized under Argentine GAAP was reversed. Furthermore, following ASC 360-10-45-9 the Company classified its investment in Ingentis as an asset held for sale, as all conditions were met, valuing it at the lower of its carrying amount or its fair value less cost to sale.

II. Additional disclosure requirement:

a)                    Balance sheet classification differences

Fourth line project

As of December 31, 2010 and 2009, under Argentine GAAP, costs incurred, net of its corresponding depreciation, in relation with Transener “Fourth Line” project amounting to Ps.  90,3 million and Ps. 113.0 million, respectively, are included under the caption “Other non-current assets”. Under US GAAP, this asset was identified as an intangible asset in the acquisition of Transener based on the contract for the operation and maintenance of the “Fourth Line” project.

Under Argentine GAAP, the application of purchase accounting resulted in the recognition of a negative goodwill.  Under US GAAP, since an excess of fair value over acquisition cost existed, the Company reduce its intangible asset related to the fourth line project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

b)                   Statements of operations classification differences

Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties for Ps. 80,0 million, Ps. 58.5 million and Ps. 34.8 million for the years ended December 31, 2010, 2009 and 2008, respectively are included as cost of sales.

Under Argentine GAAP, the electricity distributed to shantytowns is accounted for as sales and an allowance for doubtful accounts is recorded if its collection is not ratified by the authorities. In this circumstances, under US GAAP the conditions to recognize revenue are not met, thus, such sales should be eliminated in the Statement of Income. During the year ended December 31, 2009, since the Addendum to the New Framework agreed with the Government of the Province of Buenos Aires was ratified by Decree, the allowance for doubtful accounts was partially recovered under Argentine GAAP. Under US GAAP, these sales are recognized since the conditions required are met amounting to Ps. 26,9 million for the year ended December 31, 2009.

Under Argentine GAAP, revenue that gave rise to the outstanding receivables related to FONINVEMEM was recognized under the accrual method at market prices fixed by the WEM prevailing at the time delivered has occurred. Also, the Company reflected a discount to present value in its statements of operations for the years ended December 31, 2010, 2009 and 2008, within financial results amounting to, Ps. 10,7 million, Ps. 3.2 million and Ps. 2.9 million,, respectively. Under US GAAP, revenue derived from these transactions is measured and recognized considering the present value of the transaction and the effect of discounting is netted from revenues.

Inventory holding results

Under Argentine GAAP holding gains and losses measured by comparing original cost and replacement cost, are recognized as financial and holding results. For US GAAP purposes, the following inventory holding results are included as cost of sales for Ps. (4,133,077), Ps. 1,838,938 and Ps. 1,796,129 for the years ended December 31, 2010, 2009 and 2008, respectively.

Impairment losses

Under Argtentine GAAP impairment losses over assets are recognized within “Financial and holding results generated by assets” in the statements of operations. For US GAAP purposes these impairment losses are classified as operating results.

c)                    Comprehensive income

US GAAP establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by and distributions to owners.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The following table summarizes the components of comprehensive (loss) income for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
		2010		2009		2008

Net (loss) income for the year	Ps.	(87,570,381)	Ps.	162,987,887	Ps.	159,285,451
Other comprehensive income:
Gross unrealized gain (loss), net		12,206,967		40,318		(699,401)
Estimated tax (loss) benefit on unrealized gain (loss) on available for sale securities		(1,116,586)		1,440,291		(2,797,730)
Unrealized gain (loss), net of tax		11,090,381		1,480,609		(3,497,131)
Comprehensive (loss) income		(76,480,000)		164,468,496		155,788,320
Less: Other comprehensive income attributable to noncontrolling interest		2,775,556		(7,576)		36,466
Less: Comprehensive income attributable to noncontrolling interest		(8,123,773)		(80,761,667)		(90,502,419)
Comprehensive (loss) income attributable to Pampa Energía	Ps.	(81,828,217)	Ps.	83,699,253	Ps.	65,322,367

Accumulated other comprehensive income at December 31, 2010, 2009 and 2008 was as follows:

	For the year ended December 31,
		2010		2009		2008

Unrealized net gains - Available for sale securities	Ps.	20,270,173	Ps.	8,063,206	Ps.	8,022,888
Estimated tax loss on unrealized net gains on available for sale securities		(2,353,176)		(1,236,590)		(2,676,881)

Accumulated other comprehensive income	Ps.	17,916,997	Ps.	6,826,616	Ps.	5,346,007

Differences in Equity

Repurchase of own shares

During the years ended December 31, 2009 and 2008, the Company acquired treasury stock through market transactions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

d)                   Additional information on the Statement of Cash Flows

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less since acquisition.

	For the year ended December 31,
	2010	2009	2008

Cash	208,715,476	158,043,109	121,685,278
Time Deposits	26,208,541	30,314,937	36,051,058
Mutual Funds	158,138,052	119,936,719	144,754,997
Debt Securities	515,635,790	127,556,246	92,718,298
Total cash and cash equivalents in the Statement of Cash Flows under Argentine GAAP	908,697,859	435,851,011	395,209,631
Effect of consolidation of Edenor’s financial trust:
Cash	-	-	4,023,676
Debt Securities – third parties debt	-	-	7,320,885
Debt Securities – non cash	(430,836,031)	(63,638,803)	(71,681,815)
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	477,861,828	372,212,208	334,872,377

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition, consisting of time deposits, equity securities, foreign bonds, Corporate  and Government bonds, other short-term investments and mutual funds, to be cash equivalents.

As of December 31, 2008, under Argentine GAAP Cash and cash equivalent held by the Edenor’s financial trust is not considered part of cash and cash equivalent of the Company. These balances are recorded as long term investments, as described in Note 20.I.h), the accounts of the Edenor’s financial trust are consolidated and cash and certain debt securities for Ps. 4.0 million and Ps. 7.3 million, respectively, were added to cash and cash equivalents.

The following table presents the reconciliation of the condensed consolidated statements of cash flows between Argentine GAAP and US GAAP:

	For the year ended December 31,
	2010	2009	2008
Reconciliation of cash flows under Argentine GAAP and US GAAP
Net cash flow provided by operating activities under Argentine GAAP and US GAAP	660,223,767	918,594,154	750,062,755

Net cash flow used in investing activities under Argentine GAAP	(514,579,738)	(549,151,171)	(1,373,153,255)
Effect of consolidation of Edenor’s financial trust:
Result from repurchase of financial debt	-	(11,344,561)	11,344,561
(Increase) Decrease in non-cash investments	(367,197,228)	8,043,012	(71,681,815)
Net cash flow used in investing activities under US GAAP	(881,776,966)	(552,452,720)	(1,433,490,509)

Net cash flow provided by (used in) financing activities under Argentine GAAP and US GAAP	327,202,819	(328,801,603)	297,083,589

Cash and cash equivalents at the beginning of the year	372,212,208	334,872,377	721,216,542
Cash and cash equivalents at the end of the year	477,861,828	372,212,208	334,872,377
Net increase (decrease) in cash and cash equivalents under US GAAP	105,649,620	37,339,831	(386,344,165)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

e)                    Disclosures about fair value of financial instruments

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

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2010 and 2009 are as follows:

Cash and banks

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

Debt

The fair value of the Company’s financial debt is based on quoted market prices or discounted cash flow analyses. As of December 31, 2010 and 2009, the fair value of financial debt totaled Ps. 3,024.1 million and Ps. 2,269.5 million, respectively.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

Topic ASC 820 provides for the following:

▪  Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

▪  Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

▪  Requires consideration of our nonperformance risk when valuing liabilities; and

▪  Expands disclosures about instruments measured at fair value.

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

▪  Level 1: quoted prices for identical instruments in active markets;

▪  Level 2: quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and,

▪  Level 3: instruments whose significant inputs are unobservable.

In accordance with the fair value hierarchy, the following table shows the fair value as of December 31, 2010, of those financial assets and liabilities that must be measured at fair value:

	Fair value measurements as of December 31, 2010
Description	Total	Level 1	Level 2	Level 3
Assets
Corporate debt securities publicly traded	143,805,429	143,805,429	-	-
Public debt securities publicly traded	315,267,295	315,267,295
Mutual funds	40,680,055	40,680,055	-	-
Money market funds	186,697,722	186,697,722	-	-
Shares of other companies publicly traded	127,965,490	127,965,490	-	-
Trust	18,621,566	18,621,566	-	-
	833,037,557	833,037,557	-	-
Liabilities
Derivative financial instruments	(9,251,771)		(9,251,771)	-
	(9,251,771)	-	(9,251,771)	-

Company’s financial assets and liabilities valued using market prices on active markets are classified as level 1. Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments valued at fair value obtained from readily-available pricing sources for comparable instruments are classified as level 2.

The unrealized net gains on short term investments are reported as a component of accumulated other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The following chart shows the reconciliation of beginning and ending balances of fair value measurement with significant unobservable inputs:

Level 3 as of December 31, 2010
Beginning Balance	77,946,474
Impairment of investments included in earnings	(77,946,474)
Ending Balance	-

g)             Deferred income taxes

The income tax expense included in the statement of income and accounted for in accordance with US GAAP is as follows:

	For the year ended December 31,
	2010	2009	2008

Total income tax expense under Argentine GAAP	(74,280,606)	(160,202,472)	(108,841,126)

US GAAP adjustments (Note 20.I.j)	14,688,575	40,667,107	(5,346,500)

Income tax expense under US GAAP	(59,592,031)	(119,535,365)	(114,187,626)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31, 2010
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	223,639,460	-	223,639,460
Investments	567,572	-	567,572
Trade receivables	(56,730,946)	-	(56,730,946)
Inventories	(34,429)	36,979	2,550
Fixed assets and intangible assets	(648,152,884)	(224,894,260)	(873,047,144)
Other assets	(574,502)	-	(574,502)
Financial Debt	(23,963,246)	-	(23,963,246)
Salaries and social security payable	7,957,104	-	7,957,104
Other liabilities and provisions	181,504,170	-	181,504,170
Other	(590,319)	-	(590,319)

Subtotal	(316,378,020)	(224,857,281)	(541,235,301)

Valuation allowance of tax loss carryforwards	(66,368,126)	(3,306,696)	(69,674,822)

Net deferred income tax liability	(382,746,146)	(228,163,977)	(610,910,123)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

	As of December 31, 2009
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	163,023,482	-	163,023,482
Investments	8,547,297	-	8,547,297
Trade receivables	(31,943,548)	-	(31,943,548)
Inventories	73,407	(23,578)	49,829
Fixed assets and intangible assets	(613,974,519)	(247,364,269)	(861,338,788)
Other assets	(7,201,456)	9,011,300	1,809,844
Financial Debt	(27,166,899)	-	(27,166,899)
Salaries and social security payable	4,159,453	-	4,159,453
Other liabilities and provisions	139,138,841	-	139,138,841
Other	1,651,361	-	1,651,361

Subtotal	(363,692,581)	(238,376,547)	(602,069,128)

Valuation allowance of tax loss carryforwards	(67,216,781)	(3,306,696)	(70,523,477)

Net deferred income tax liability	(430,909,362)	(241,683,243)	(672,592,605)

Legal entities in Argentina file their individual tax returns with the tax authority and consolidation of tax returns are not permitted. Consequently, deferred tax assets, deferred tax liabilities, and valuation allowances are determined based on the individual positions of each legal entity. The valuation allowance as of December 31, 2010 and 2009 corresponds mainly to companies within the distribution and transmission business segment, while companies within the generation business segment produce taxable income. Release of valuation allowance is mainly attributable to expiration of tax loss carryforwards.

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	For the year ended December 31,
	2010	2009	2008
(Loss) Income before taxes and noncontrolling interest:	(27,978,350)	282,523,252	273,473,077
Current tax rate	35%	35%	35%
Result for the year at the tax rate	9,792,423	(98,883,138)	(95,715,577)
Permanent differences:
Reserve for Directors options	(3,130,873)	(25,599,780)	(33,089,415)
Gain (loss) on tax exempt investments	(15,338,292)	(7,311,290)	3,042,980
Non-taxable income	(15,141,851)	39,879,664	39,054,825
Valuation allowance of tax on assets credit (a)	(7,608,785)	(21,868,399)	-
Variation of valuation allowance	(5,067,125)	3,795,047	103,280,562
Expiration of tax loss carryforwards	(21,255,107)	(12,552,240)	(141,150,363)
Other	(1,842,421)	3,004,771	10,389,362

Total income tax expense	(59,592,031)	(119,535,365)	(114,187,626)

(a) See Note 2, tax on assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

h)             Earnings per share

Under Argentine GAAP, the Company computes net (loss) income per common share and dividends per share by dividing the net (loss) income for the year by the weighted average number of common shares outstanding during the year.  Also diluted earnings per share is calculated on the basis of the possible dilutive effect of the purchase options granted to the Company’s directors.

Under US GAAP, basic and diluted net (loss) income per share is presented in conformity with ASC 260 “Earnings Per Share” for all years presented.

Basic net (loss) income per share is computed by dividing the net (loss) income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net (loss) income per share is computed by dividing the net (loss) income for the year by the weighted average number of common and dilutive potential common shares outstanding during the year.

	For the year ended December 31,
		2010		2009		2008
Basic (losses) earnings per share under US GAAP:

Numerator:
Net (loss) income for the year attributable to Pampa Energía under US GAAP	Ps.	(92,918,598)	Ps.	82,218,644	Ps.	68,819,498
Denominator:
Average number of shares outstanding		1,314,310,895		1,390,409,146		1,504,249,410
Net (loss) income per common share:
Basic	Ps.	(0.07)	Ps.	0.06	Ps.	0.05

	For the year ended December 31,
		2010		2009		2008
Diluted (losses) earnings per share under US GAAP:

Numerator:
Net (loss) income for the year attributable to Pampa Energía under US GAAP	Ps.	(92,918,598)	Ps.	82,218,644	Ps.	68,819,498
Denominator:
Weighted average number of shares outstanding		1,478,581,122		1,478,256,443		1,538,814,785
Net (loss) income per common share:
Diluted	Ps.	(0.06)	Ps.	0.06	Ps.	0.04

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The reconciliation of the weighted average number of outstanding shares for basic and diluted (loss) earnings per share is as included in Note 3.

For the year ended December 31, 2010, 2009 and 2008 there are no anti-dilutive shares.

i)              Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheets as of December 31, 2010 and 2009 and statements of operations and shareholders equity for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.

	As of December 31,
	2010	2009
Summary of Consolidated Balance Sheets in accordance with US
GAAP

Current assets	2,342,713,391	1,632,905,873
Non-current assets	8,255,869,305	8,166,612,350
Total assets	10,598,582,696	9,799,518,223

Current liabilities	1,839,565,109	1,428,297,001
Non-current liabilities	3,970,177,419	3,319,884,681
Total liabilities	5,809,742,528	4,748,181,682

Pampa Energía shareholders' equity	3,307,288,465	3,394,236,592
Noncontrolling interest	1,481,551,703	1,657,099,949
Total equity	4,788,840,168	5,051,336,541

Total liabilities and equity	10,598,582,696	9,799,518,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

	For the year ended December 31,
	2010	2009	2008
Summary of Consolidated Statements of Operations in accordance with US GAAP
Sales	4,936,230,958	4,176,277,528	4,045,732,647
Cost of sales	(4,087,744,894)	(3,308,938,125)	(3,186,225,482)
Gross Profit	848,486,064	867,339,403	859,507,165
Selling expenses	(210,043,525)	(183,956,752)	(139,651,639)
Administrative expenses	(366,748,093)	(390,666,568)	(349,512,637)
Operating income	271,694,446	292,716,083	370,342,889
Financial and holding results, net	(318,455,651)	(8,182,618)	(80,092,616)
Other income (expenses) , net	18,782,855	(2,010,213)	(16,777,196)
(Loss) Income before taxes and noncontrolling interest	(27,978,350)	282,523,252	273,473,077
Income tax	(59,592,031)	(119,535,365)	(114,187,626)
Net (loss) income for the year	(87,570,381)	162,987,887	159,285,451
Less: Noncontrolling interest	(5,348,217)	(80,769,243)	(90,465,953)
Net (loss) income for the year attributable to Pampa Energía	(92,918,598)	82,218,644	68,819,498

	For the year ended December 31,
	2010	2009	2008

Summary of Consolidated Equity in accordance with US GAAP

Common stock	1,314,310,895	1,526,194,242	1,526,194,242
Additional paid-in capital	1,637,112,665	1,633,066,723	1,609,238,908
Treasury stock	-	(205,479,339)	(120,848,801)
Reserve for Directors’ option	232,514,997	223,569,645	150,427,417
Legal Reserve	27,396,793	16,659,952	10,908,766
Voluntary Reserve	-	-	5,163,169
Retained earnings	170,954,716	111,180,109	58,720,359
Net (loss) income attributable to Pampa Energía	(92,918,598)	82,218,644	68,819,498
Accumulated other comprehensive income	17,916,997	6,826,616	5,346,007
Total Pampa Energía Shareholders’ equity	3,307,288,465	3,394,236,592	3,313,969,565
Noncontrolling interest	1,481,551,703	1,657,099,949	1,565,322,659
Total Equity	4,788,840,168	5,051,336,541	4,879,292,224

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

Disclosure requirements established under US GAAP do not differ from the ones required under Argentine GAAP (See Note 16).

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

The Company’s trade receivable derived primarily from the sale of electricity.  No single customer accounted for more than 10% of revenues for the years ended December 31, 2010, 2009 and 2008.

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

As it is defined in this Topic, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized. There were no unrecognized tax benefits as of December 31, 2010 and 2009.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2010 and 2009, is the following:

	In thousands of pesos
	2010	2009
Recognized uncertain tax position, opening balance	7,761	78,129
Gross increase due to interest on prior year uncertain tax position	-	522
Increase in uncertain tax position	522	-
Decrease due to settlement of a tax regularization plan (a)	-	(70,890)
Recognized uncertain tax position, ending balance	8,263	7,761

(a)      See Note 15.

The Company is subject to taxation in Argentina and Uruguay. The jurisdictions are subject to examination by tax authorities for tax years after 2005.

The Company classifies interest and penalties, if any, in the statements of operations under the line “Financial and holding results, net”.

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

Presented below is the consolidated condensed information of Citelec as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009

Current assets	251,275,264	184,917,642
Non-Current assets	1,712,908,293	1,824,814,606
Total assets	1,964,183,557	2,009,732,248

Current liabilities	198,415,432	219,081,931
Non-Current liabilities	642,519,809	688,571,890
Total liabilities	840,935,241	907,653,821

Noncontrolling interest	556,021,326	546,406,390
Citelec S.A. shareholders´ equity	567,226,990	555,672,037
Total equity	1,123,248,316	1,102,078,427

Sales	583,759,512	582,548,420
Gross income	186,498,436	142,411,540
Net income	11,554,953	24,162,308

	For the years ended December 31,
	2010	2009	2008

Net cash provided by operating activities	235,260,534	216,819,221	157,075,584
Net cash used in investment activities	(194,871,199)	(74,896,936)	(101,880,828)
Net cash provided by (used in) financing activities	4,326,618	(101,593,431)	(102,569,700)

Net increase (decrease) in cash and cash equivalents	44,715,953	40,328,854	(47,374,944)
Cash and cash equivalents at the beginning of the year	60,085,043	19,756,189	67,131,133
Cash and cash equivalents at the end of the year	104,800,996	60,085,043	19,756,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

n)    Reserve for Directors’ option

As discussed in Note 14, in consideration for the opportunities assignment agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

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

Following Topic 718-20 “Awards Classified as Equity” the Company should account for an additional compensation expense as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the beneficiaries. The total compensation cost before and after the application of the antidilution provisions amounted to Ps. 35.3 and Ps. 221.3 million, respectively. Consequently, additional compensation expense of Ps. 62.1 and Ps. 82.8 million was recorded for the year ended December 31, 2009 and 2008, respectively.

The total compensation cost recognized in income for the years 2010, 2009 and 2008 were Ps. 8.9 million, Ps. 73.1 million and Ps. 94.5 million, respectively. Amendments to Opportunities Assignment and Purchase Option Agreements mentioned in Note 14 apply to all three executives to which the purchase options were granted.

As of December 31, 2010 and 2009, due to the modification of the awards the total compensation expense related to the non-vested purchase options not yet recognized amounts to Ps. 33.6 million and Ps. 42.5 million, respectively, and it is expected to be recognized until 2014.

The following table summarizes purchase options activity under the agreement for the years ended December 31, 2010 and 2009:

There are no purchase options forfeited, expired, lapsed or exercised during any of the years.

	As of December 31, 2010		As of December 31, 2009
	Number of shares to be subscribed	Weighted-average exercise price (US$)	Number of shares to be subscribed	Weighted-average exercise price (US$)
Outstanding, beginning of year	111,500,000	-	111,500,000	-
	150,000,000	-	150,000,000	-
	120,048,560	-	120,048,560	-
Granted during the year	-	-	-	-
	-	-	-	-
	-	-	-	-
Outstanding, end of year	111,500,000	0.27	111,500,000	0.27
	150,000,000	0.27	150,000,000	0.27
	120,048,560	0.27	120,048,560	0.27
Exercisable, end of year	-	-	-	-
	-	-	-	-
	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The weighted-average grant date fair value of options granted during the years ended December 31, 2008 was US$ 0.22.

The following table summarizes information about purchase options outstanding and exercisable at December 31, 2010:

	Outstanding		Exercisable
Exercise price (US$)	Number of options	Weighted-average remaining contractual life	Number of options	Weighted-average remaining contractual life
0.27	111,500,000	12	-	-
0.27	150,000,000	12	-	-
0.27	120,048,560	12	-	-
	381,548,560		-

Weighted-average exercise price:

-Options outstanding:  US$ 0.27

-Exercisable:                US$     -

o) Intangible assets

The following tables summarize the balances comprising intangibles assets as of December 31, 2010 and 2009:

	As of December 31, 2010
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,202,460,931	(29,851,510)	(102,631,616)	1,099,829,315
Trademarks and patents	-	-	-	-
Intangible identificable in distribution	24,508,397	(4,154,954)	(11,912,601)	12,595,796
Fourth line project	163,718,265	(20,715,355)	(92,030,472)	71,687,793
Total	1,390,687,593	(54,721,819)	(206,574,689)	1,184,112,904

	As of December 31, 2009
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,202,460,931	(23,812,582)	(72,780,106)	1,129,680,825
Trademarks and patents	5,000	-	-	5,000
Intangible identificable in distribution	24,508,397	(4,050,897)	(7,757,647)	16,750,750
Fourth line project	163,718,265	(21,525,201)	(71,315,117)	92,403,148
Total	1,390,692,593	(49,388,680)	(151,852,870)	1,238,839,723

The estimated amortization expense of intangible assets for each of the five succeeding years is Ps. 49.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

p) Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Beginning Balance	183,519,704	183,519,704
Hidroeléctrica Diamante	(139,289)	-
Ending Balance	183,380,415	183,519,704

q)  Fair Value Option for Financial Assets and Financial Liabilities

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

r) Pension Plan

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

The components of net periodic benefit cost under Argentine GAAP and US GAAP for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Cost for services	3.481.736	2.981.994	2.286.204
Cost for interest	12.235.165	8.640.035	6.825.520
Amortization of past service cost	2.893.152	776.078	732.786
Amortization of actuarial losses	2.461.469	1.499.719	1.364.499
Net benefit cost for the year	21.071.522	13.897.825	11.209.009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The changes in benefit obligations for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Benefit obligation at the beginning of year	62.973.820	48.857.503	33.032.753
Cost	3.481.736	2.891.554	2.286.204
Interest	12.235.165	8.376.764	6.825.520
Actuarial losses	15.050.084	5.665.036	9.549.816
Benefit payments	(8.807.355)	(2.817.038)	(2.836.790)
Benefit obligations at the end of the year	84.933.450	62.973.820	48.857.503

Benefit obligations at the end of the year	84.933.450	62.973.820	48.857.503
Unamortized cost for past services	(8.701.778)	(3.700.569)	(9.116.122)
Unrecognized actuarial losses	(22.057.097)	(19.246.528)	(9.604.838)
Total benefits to the personnel plans	54.174.575	40.026.723	30.136.543

The following table shows weighted-average assumptions used in calculating benefit obligation for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Discount rate	19%	19%	17%
Salary increases	12%	11%	13%
Inflation	13%	9%	11%

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

The following yearly pension benefits payments are expected to be made:

Year	Ps.
2011	9.955.589
2012	9.255.993
2013	8.879.551
2014	9.579.948
2015	10.233.959
2016-2020	63.990.070

The components of the projected net periodic pension benefit costs for 2011 are as follows:

Ps.
Cost for services	4.224.390
Cost for interest	17.438.643
Amortization of past service cost	1.115.078
Amortization of actuarial losses	1.477.951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  Differences between Argentine GAAP and US GAAP (continued)

The following table shows the effect of a 1% change in discount rate on the projected benefit obligation for the years indicated

	2010	2009	2008
Projeted benefit obligation	84.933.450	40.026.723	30.136.542
Effect of a one-percentage-point increase	80.246.528	51.185.034	28.546.119
Effect of a one-percentage-point decrease	90.249.735	57.565.553	31.952.228

s)  Business combination occurred after the balance sheet date but before the issuance of the financial statements

Under US GAAP, ASC 805-10-50 prescribes that when a business combination took place after the balance sheet date but before the issuance of the financial statements, the acquirer shall disclose supplemental pro forma financial information, unless it’s impracticable. The acquisitions described in Note 19 were carried out between January and March 2011; as such, the Company considers that the disclosure requirements results impracticable as it has limited information in order to report pro forma financial information under US GAAP.

t)   Recently issued accounting pronouncements

In December 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Additionally, this update also expand the supplemental pro forma disclosures under ASC 805  to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted. The Company is currently assessing the impact it will have on its financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 generally represents clarifications to the current fair value measurement standard under US GAAP and hence many of its amendments are not intended to result in a change in the application of the requirements of the current standard. However, ASU 2011-04 does include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The Company will adopt ASU 2011-04 in the fourth quarter of fiscal year 2012. The Company is currently assessing the impact it will have on its financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21. Other financial statement information

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

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases for the year	Increases / Disposals (1)	Disposals	Transfers	At the end of the year

Land	11,168,272	3,500	(1,173,761)	-	-	9,998,011
Properties	196,317,781	10,399	-	(2,634,000)	14,405,914	208,100,094
High, medium and low voltage lines	2,018,019,063	-	-	(2,334,000)	143,422,000	2,159,107,063
Substations	821,009,153	-	-	-	111,931,000	932,940,153
Transforming chamber and platforms	479,885,433	-	-	(543,000)	45,774,000	525,116,433
Meters	450,820,000	-	-	-	66,029,000	516,849,000
High-voltage lines	371,349,773	490,716	-	-	899,673	372,740,162
Electricity equipment of transmission	316,574,351	469,820	-	-	13,835,766	330,879,937
Aerial and semi-heavy equipment	10,855,559	31,250	-	-	212,060	11,098,869
Laboratory and maintenance	3,870,938	280,693	-	-	42,720	4,194,351
Generation equipment and machinery	583,204,262	7,459,076	(2,990,281)	(705,412)	17,820,030	604,787,675
Vehicles	23,446,403	5,867,507	(72,498)	(4,056,098)	86,097	25,271,411
Furniture and fixtures and software equipment	53,136,172	12,084,417	(28,231)	(3,484,469)	101,695	61,809,584
Communication equipments	81,447,038	133,827	-	-	8,319,126	89,899,991
Materials and spare parts	91,358,910	20,723,125	-	(7,928,204)	(969,867)	103,183,964
Tools	14,347,209	2,571,848	-	(4,109,885)	222,784	13,031,956
Work in progress	947,411,267	664,333,480	-	(29,586,255)	(171,557,138)	1,410,601,354
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	436,238,312	9,886,610	-	(116,254,049)	(250,574,860)	79,296,013
Total as of 12.31.10	6,917,993,808	724,346,268	(4,264,771)	(171,635,372)	-	7,466,439,933
Total as of 12.31.09	5,865,316,882	1,091,860,126	130,654,158	(169,837,358)	-	6,917,993,808
Total as of 12.31.08	5,277,742,601	806,000,270	-	(218,425,989)	-	5,865,316,882

Account	Depreciation				12.31.10	12.31.09
	At the beginning of the year	Disposals (2)	Amount for the year	Accumulated at the end of the year	Net book value	Net book value

Land	-	-	-	-	9,998,011	11,168,272
Properties	(21,273,387)	465,000	(8,326,348)	(29,134,735)	178,965,359	175,044,394
High, medium and low voltage lines	(209,195,374)	1,548,000	(93,274,585)	(300,921,959)	1,858,185,104	1,808,823,689
Substations	(65,549,901)	-	(33,834,737)	(99,384,638)	833,555,515	755,459,252
Transforming chamber and platforms	(41,621,697)	237,000	(21,216,087)	(62,600,784)	462,515,649	438,263,736
Meters	(59,121,664)	-	(30,871,251)	(89,992,915)	426,856,085	391,698,336
High-voltage lines	(47,653,852)	-	(17,782,782)	(65,436,634)	307,303,528	323,695,921
Electricity equipment of transmission	(36,656,057)	-	(14,647,092)	(51,303,149)	279,576,788	279,918,294
Aerial and semi-heavy equipment	(2,433,414)	-	(452,436)	(2,885,850)	8,213,019	8,422,145
Laboratory and maintenance	(1,612,772)	-	(296,077)	(1,908,849)	2,285,502	2,258,166
Generation equipment and machinery	(81,072,688)	58,316	(36,173,767)	(117,188,139)	487,599,536	502,131,574
Vehicles	(5,964,775)	2,207,012	(4,824,904)	(8,582,667)	16,688,744	17,481,628
Furniture and fixtures and software equipment	(29,706,091)	2,546,496	(13,274,326)	(40,433,921)	21,375,663	23,430,081
Communication equipments	(17,071,827)	-	(7,706,337)	(24,778,164)	65,121,827	64,375,211
Materials and spare parts	-	-	-	-	103,183,964	91,358,910
Tools	(6,370,587)	1,418,219	(1,819,198)	(6,771,566)	6,260,390	7,976,622
Work in progress	-	-	-	-	1,410,601,354	947,411,267
Work and compulsory work performed	(1,535,021)	-	(415,149)	(1,950,170)	5,583,742	5,998,891
Advances to suppliers	-	-	-	-	79,296,013	436,238,312
Total as of 12.31.10	(626,839,107)	8,480,043	(284,915,076)	(903,274,140)	6,563,165,793	6,291,154,701
Total as of 12.31.09	(360,644,794)	6,875,552	(273,069,865)	(626,839,107)	6,291,154,701
Total as of 12.31.08	(104,544,409)	5,138,038	(261,238,423)	(360,644,794)	5,504,672,088

(1)       As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis. As of December 31, 2009, corresponds to increases of fixed assets for the consolidation of Inversora Ingentis and Endisa.

(2)       As of December 31, 2010, include $ 29,660 for the discontinuation of consolidation of Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of December 31, 2010	As of December 31, 2009

Short-term Investments
Time deposits (1)	32,120,518	151,093,231
Government securities	319,368,115	118,986,605
Corporate securities (2)	139,616,231	8,569,652
Mutual funds	158,138,052	100,104,152
Shares in other companies	224,530,777	69,235,994
Trusts (3)	18,621,566	19,707,602
Restricted bank accounts (4)	69,143,552	-
Total short-term investments	961,538,811	467,697,236

Long-term Investments
Shares in other companies	66,680	78,013,153
Restricted bank accounts (4)	-	92,252,872
Trusts	415,000	408,000
Total long-term investments	481,680	170,674,025

(1) Include restricted availability assets for Ps. 100,945,728, as of December 31, 2009.

(2) Include restricted availability assets for Ps. 20,530,827 as of December 31, 2010.

(3) Include restricted availability assets for Ps. 18,621,566 and Ps. 19,707,602 as of December 31, 2010 and 2009, respectively.

(4) Include restricted availability assets for Ps. 69,143,552 and Ps. 92,252,872 as of December 31, 2010 and 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases for the year	Increases / Disposals (1)	Disposals (1)	Transfers	At the end of the year
Concession contract	335,368,056	-	-	-	-	335,368,056
Organization expenses	6,467,908	-	(6,427,576)	(29,629)	-	10,703
Trademarks and patents	5,000	-	-	(5,000)	-	-
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452
Total as of 12.31.10	366,365,416	-	(6,427,576)	(34,629)	-	359,903,211
Total as of 12.31.09	363,116,648	29,628	3,219,140	-	-	366,365,416
Total as of 12.31.08	363,110,940	5,708	-	-	-	363,116,648

Main Account	Accumulated depreciation
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.10	Net book value as of 12.31.09
Concession contract	(61,016,498)	-	(18,741,050)	(79,757,548)	255,610,508	274,351,558
Organization expenses	(10,703)	-	-	(10,703)	-	6,457,205
Trademarks and patents	-	5,000	(5,000)	-	-	5,000
Intangibles identificable in acquisitions	(7,773,702)	-	(4,154,954)	(11,928,656)	12,595,796	16,750,750
Total as of 12.31.10	(68,800,903)	5,000	(22,901,004)	(91,696,907)	268,206,304	297,564,513
Total as of 12.31.09	(45,998,252)	-	(22,802,651)	(68,800,903)	297,564,513
Total as of 12.31.08	(24,762,307)	-	(21,235,945)	(45,998,252)	317,118,396

(1)       As of December 31, 2010, correspond to disposals of intangible assets for the discontinuation of consolidation of Ingentis. As of December 31, 2009, corresponds to increases of intangible assets for the consolidation of Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values
	At the begining of the year	Increases for the year	Increases for acquisition	Disposals	Transfers	At the end of the year
Fourth line proyect	186,898,350	-	-	-	-	186,898,350
Total as of 12.31.10	186,898,350	-	-	-	-	186,898,350
Total as of 12.31.09	186,898,350	-	-	-	-	186,898,350
Total as of 12.31.08	186,898,350	-	-	-	-	186,898,350

Main Account	Accumulated depreciation
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.10	Net book value as of 12.31.09
Fourth line proyect	(73,879,669)	-	(22,732,206)	(96,611,875)	90,286,475	113,018,681
Total as of 12.31.10	(73,879,669)	-	(22,732,206)	(96,611,875)	90,286,475	113,018,681
Total as of 12.31.09	(51,147,463)	-	(22,732,206)	(73,879,669)	113,018,681
Total as of 12.31.08	(28,415,257)	-	(22,732,206)	(51,147,463)	135,750,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			12.31.10	12.31.09

CIE (1)	183,380,415	(49,450,023)	133,930,392	148,513,848
CTG (7)	(2,171,469)	869,579	(1,301,890)	(1,539,334)
DESA (3)	444,667,068	(17,411,667)	427,255,401	432,612,836
Edenor (8)	(7,654,093)	195,009	(7,459,084)	(7,557,000)
IEASA (3)	22,784,530	(892,190)	21,892,340	22,166,870
Inversora Ingentis (5)	-	-	-	(23,422,864)
Inversora Diamante (4)	10,999,115	(2,607,193)	8,391,922	9,007,846
Inversora Nihuiles (4)	(745,689)	181,243	(564,446)	(607,094)
Powerco (2)	5,639,499	(1,309,009)	4,330,490	4,657,742
Transelec (6)	(16,657,506)	2,886,847	(13,770,659)	(14,580,505)
Total as of 12.31.10	640,241,870	(67,537,404)	572,704,466
Total as of 12.31.09	616,106,915	(46,854,570)		569,252,345

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIE’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Powerco at acquisition date.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) As of December 31, 2009, it includes the negative goodwill related to the portion attributable to nonmonetary assets identified upon acquiring an additional interest. As of December 31, 2010, such goodwill was reversed as mentioned Note 2 to the consolidated financial statements.

(6) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(7) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(8) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

    f. Allowances and provisions

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year

Deducted from current assets
Allowance for doubtful accounts	27,227,660	16,728,424	(11,725,645)	32,230,439
Allowance for other receivables	7,977,377	6,339,114	-	14,316,491
Total allowances deducted from current assets as of 12.31.10	35,205,037	23,067,538	(11,725,645)	46,546,930
Total allowances deducted from current assets as of 12.31.09	43,820,629	25,765,809	(34,381,401)	35,205,037

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	30,837,105	12,426,178	(5,068)	43,258,215
Total allowances deducted from non-current assets as of 12.31.10	31,241,900	12,426,178	(5,068)	43,663,010
Total allowances deducted from non-current assets as of 12.31.09	4,438,900	26,803,000	-	31,241,900

Included in current liabilities
Provision for contingencies	62,813,000	3,756,586	(8,593,000)	57,976,586
Total provision included in current liabilities as of 12.31.10	62,813,000	3,756,586	(8,593,000)	57,976,586
Total provision included in current liabilities as of 12.31.09	52,756,000	15,500,000	(5,443,000)	62,813,000

Included in non-current liabilities
Provision for contingencies	17,729,148	1,122,690	(7,525,333)	11,326,505
Total provision included in non-current liabilities as of 12.31.10	17,729,148	1,122,690	(7,525,333)	11,326,505
Total provision included in non-current liabilities as of 12.31.09	51,710,559	2,556,589	(36,538,000)	17,729,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g.  Cost of sales

	For the years ended December 31,
	2010	2009	2008

Inventory at the beginning of the year	46,121,259	48,468,279	41,905,190
Purchase of fuel and energy	1,780,624,898	1,386,884,485	1,359,958,136
Expenses for generation, transmission and distribution	2,195,581,985	1,801,143,162	1,704,554,674
Holding (loss) gain on inventory	(4,043,038)	1,771,572	1,796,129
Inventory at the end of the year	(30,317,274)	(46,121,259)	(25,810,445)
Cost of sales	3,987,967,830	3,192,146,239	3,082,403,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.10				12.31.09

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	29,891,010	3.936	117,651,015	133,744,948
	EUR	46,021	5.219	240,189	238,851
	CHF	-	-	-	128
	R$	-	-	-	829,297
	US	37,678	0.196	7,377	5,737

Investments	US$	179,534,745	3.936	706,648,755	208,431,257
	EUR	-	-	-	59,910
	R$	-	-	-	3,450

Trade receivables	US$	6,285,155	3.936	24,738,369	24,528,920
	R$	-	-	-	3,461,200

Other receivables	US$	5,827,344	3.936	22,936,427	51,143,500
	EUR	1,963,021	5.219	10,245,203	585,268
	R$	-	-	-	1,339,291
	US	11,737	0.196	2,298	-

Total Current assets				882,469,633	424,371,757

Non-current assets

Trade receivables	US$	25,741	3.936	101,315	368,766

Other receivables	US$	2,557,247	3.936	10,065,326	295,818
	R$	-	-	-	938,188

Fixed assets	US$	3,496,427	3.936	13,761,936	6,947,011

Investments	US$	-	-	-	92,252,872

Total Non-current assets				23,928,577	100,802,655
Total Assets				906,398,210	525,174,412

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

  CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.10				12.31.09

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	9,093,791	3.976	36,156,915	86,905,238
	EUR	751,580	5.273	3,962,781	5,593,852
	CHF	317,185	-	1,346,691	400,000
	R$	-	-	-	1,375,490
	US	960	0.196	188	-

Financial debt	US$	50,936,300	3.976	202,522,729	51,685,782
	R$	-	-	-	63,572

Salaries and social security payable	R$	-	-	-	1,235,963
	US	715,102	0.196	140,011	99,424

Taxes payable	R$	-	-	-	513,123

Other liabilities	US$	340,308	3.976	1,353,066	7,636,847
	EUR	-	-	-	49,000
	R$	-	-	-	787,746
	US	-	-	-	1,802

Total Current liabilities				245,482,381	156,347,839

Non-current liabilities

Accounts payable	US$	78,631	3.976	312,637	356,129

Financial debt	US$	416,448,047	3.976	1,655,797,436	1,684,239,787

Taxes payable	R$	-	-	-	656,899

Provisions	US$	-	-	-	238,313

Total Non-current liabilities				1,656,110,073	1,685,491,128
Total Liabilities				1,901,592,454	1,841,838,967

    US$: U.S. Dollars

    EUR: Euros

    R$: Brazilian Reais

    US: Uruguayan Pesos

    CHF : Swiss Francs

F-96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the years ended December 31,
				2010	2009	2008
Salaries and social security	482,431,767	72,308,862	153,967,509	708,708,138	550,230,962	425,276,155
Fees and compensation for services	137,004,737	60,591,267	71,334,903	268,930,907	246,903,030	220,285,335
Directors and Sindycs' fees	-	-	19,746,780	19,746,780	16,829,097	14,468,287
Reserve for Directors' options	-	-	8,945,352	8,945,352	11,061,342	11,766,672
Depreciation of fixed assets	264,561,858	4,343,803	16,009,415	284,915,076	273,069,865	261,238,423
Amortization of intangible assets	22,896,004	-	5,000	22,901,004	22,802,651	21,235,945
Depreciation of other non-current assets	22,732,206	-	-	22,732,206	22,732,206	22,732,206
Transport of energy	17,512,813	-	-	17,512,813	22,742,332	18,537,404
Gas consumption	404,255,623	-	-	404,255,623	354,485,466	337,228,539
Purchase of energy	420,623,125	-	-	420,623,125	308,563,670	231,489,767
Fuel consumption	243,436,728	-	152,769	243,589,497	94,937,708	228,856,507
Material and spare parts consumption	63,738,998	662,000	2,815,247	67,216,245	95,605,491	72,598,860
Maintenance	25,300,358	-	1,300,934	26,601,292	35,170,963	35,171,105
Royalties and fees	26,878,106	-	-	26,878,106	25,630,430	23,680,005
Doubtful accounts	-	21,619,424	-	21,619,424	(1,243,193)	15,507,136
Transport and per diem	8,540,266	51,067	4,521,926	13,113,259	12,201,878	8,889,369
Rental and insurance	23,829,541	664,620	32,633,867	57,128,028	47,896,238	26,925,259
Surveillance and security	11,898,809	491,000	4,009,083	16,398,892	10,093,303	7,880,985
Taxes, rates and contributions	5,657,712	26,659,315	12,752,455	45,069,482	38,467,979	34,577,361
Communication	7,128,763	11,534,038	4,876,294	23,539,095	18,368,716	15,809,849
Advertising and promotion	-	205,174	18,910,388	19,115,562	17,811,790	14,059,730
Office expenses	474,394	115,127	2,156,161	2,745,682	1,714,232	1,894,340
Other	6,680,177	10,797,828	12,697,638	30,175,643	32,478,966	29,479,052
Total as of 12.31.10	2,195,581,985	210,043,525	366,835,721	2,772,461,231
Total as of 12.31.09	1,801,143,162	154,663,071	302,748,889		2,258,555,122
Total as of 12.31.08	1,704,554,674	139,651,639	235,381,978			2,079,588,291