Form 20-F
period 2011-12-31
Pampa Energy Inc.
filed 2012-04-27
CIK 1469395

`

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

☐ Item 17	☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Selected Financial Data	7
	Exchange Rates	11
	Risk Factors	12
Item 4.	Information on the Company	38
	Our Business	38
	The Argentine Electricity Sector	83
Item 4A.	Unresolved Staff Comments	99
Item 5.	Operating and Financial Review and Prospects	99
Item 6.	Directors, Senior Management and Employees	175
Item 7.	Major Shareholders and Related Party Transactions	188
Item 8.	Financial Information	190
	Consolidated Financial Statements	190
	Legal Proceedings	190
	Dividends	195
Item 9.	The Offer and Listing	196
	Trading History	196
	The Argentine Securities Market	198
Item 10.	Additional Information	201
	Memorandum and Articles of Association	201
	Material Contracts	201
	Exchange Controls	201
	Taxation	203
	Dividends and Paying Agents	207
	Documents on Display	208
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	209
Item 12.	Description of Securities Other than Equity Securities	212
	Description of American Depositary Shares	212

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	214
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	214
Item 15.	Controls and Procedures	214
Item 16A.	Audit Committee Financial Expert	215
Item 16B.	Code of Ethics	215
Item 16C.	Principal Accountant Fees and Services	215
Item 16D.	Exemptions from the Listing Standards for Audit Committees	216
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	216
Item 16F.	Change in Registrant’s Certifying Accountant	217
Item 16G.	Corporate Governance	217
Item 16 H.	Mine Safety Disclosure	222

PART III
Item 17.	Financial Statements	223
Item 18.	Financial Statements	223
Item 19.	Exhibits	223

	Financial Statements	F-1

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011.  The audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, whose report is included in this annual report.

Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP) and the regulations of the Comisión Nacional de Valores (National Securities Commission, or CNV), which differ in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP) and from International Financial Reporting Standards (IFRS).  Note 23 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009.

Significant Acquisitions

We started acquiring our principal generation, transmission, distribution and other core assets in 2006.  Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Accordingly, prior to the second half of 2006, we have had no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions.

Our significant acquisitions include Electricidad Argentina S.A. (“EASA”) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”); Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Central Piedra Buena S.A. (“Piedra Buena”) generation facilities; the assets comprising Central Térmica Loma de la Lata S.A. (“Loma de la Lata”) in May 2007; Pampa Inversiones S.A. in January 2007; a direct interest in Central Térmica Güemes S.A. (“Güemes”) ; a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (“HINISA”) and Hidroeléctrica Diamante (“HIDISA”),in February 2009 a direct interest in Petrolera Pampa S.A. (“Petrolera Pampa”),  and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”).

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

On February 25, 2011 the Company made an offer to Edenor, which Edenor accepted on March 4, 2011, to become the purchaser of the shares described above and Edenor purchased the shares (other than shares representing approximately 0.01% of the outstanding capital stock of AESEBA, in respect of which the Company remained as purchaser) on March 4, 2011 for a total purchase price of U.S.$ 140.0 million. Upon the terms of the offer made by the Company to Edenor, as accepted by the latter, to the extent Edenor divests any of these assets on or before March 4, 2014, the Company shall have a right to receive 50% of any net consideration received by Edenor as a result of the sale of any such assets in excess of the consideration paid by Edenor to AEI subsidiaries. The transaction also involved the assignment to certain of our affiliates of certain rights that AEI had over AESEBA, EDEN and EMDERSA and its subsidiaries.

As of the date of this annual report Edenor has taken action to divest some of the assets described above.  In order to effect the purported divestiture, on August 23, 2011, EMDERSA’s Board of Directors decided to convene an extraordinary general shareholders’ meeting, which was held on December 16, 2011, to consider (subject to approval by the relevant administrative authorities) the spin-off of certain assets and liabilities of EMDERSA and the incorporation of three new companies, whose main assets will be the shares owned by EMDERSA in EDESAL, EDESA and EGSSA, respectively. The shareholders’ meeting held on December 16, 2011 recessed until January 13, 2012, when EMDERSA´s shareholders approved the special spin-off financial statements for the period ended September 30, 2011, the spin-off of the assets and the incorporation of the companies referred to above, the share exchange relationship, the amount of shares of the three holding companies to be incorporated that shall be delivered to EMDERSA’s shareholders in exchange for the tendering of their shares in EMDERSA and the spin-off prospectus. Further, EMDERSA’s shareholders approved the by-laws of the abovementioned new holding companies and the corresponding capital reduction of EMDERSA from Ps.236,066,302 to Ps.60,975,926.

On September 16, 2011, Edenor’s Board of Directors accepted an offer from Rovella Carranza S.A. (“Rovella”), by which such company offered Edenor to purchase shares representing 78.44% of the shares and votes of a company with an investment purpose, which shall own 99.99% of the shares and votes in EDESAL.  The offer additionally includes an offer to purchase 0.01% of the shares of EDESAL owned by Edenor.  In order to implement this transaction, Edenor committed to cause EMDERSA to partially spin-off certain assets related to EMDERSA’s equity interests in EDESAL, and pursuant to which three new companies are to be incorporated with investment purposes, one of which (“Edesal HOLDING”) will be the holder of 99.99% of the share capital and votes of EDESAL.  On October 25, 2011, Edenor transferred to Rovella shares representing 24.8% of the capital stock and votes of EMDERSA and shares representing 0.01% of the capital stock and votes of EDESAL.  Rovella in turn transferred the referred EMDERSA and EDESAL shares to a collateral trust created by the parties and Deutsche Bank S.A., as trustee.  Once the spin-off process is finalized, Edesal HOLDING will issue 78.44% of its shares to the trustee of the collateral trust, who in turn will transfer these shares to Rovella, along with the 0.01% shares of EDESAL, and will simultaneously transfer the shares of EMDERSA back to Edenor.  If after two years from the acceptance of the offer, EMDERSA’s spin off has not been completed and Edesal HOLDING has not been incorporated, the trustee of the collateral trust will transfer to Rovella, as an alternative consideration, 24.80% of the capital stock and voting rights of EMDERSA, with Edenor maintaining a 53.77% ownership of EMDERSA’s capital stock and voting rights. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of EDESAL pending completion of the transaction.

Furthermore, on September 16, 2011, Edenor’s Board of Directors accepted an offer from Andes Energía Argentina S.A., by which such company offered Edenor to acquire an option to: (a) if the spin off of EMDERSA is completed within the term of two years, buy 78.44% of the share capital that Edenor indirectly holds in EDELAR, and (b) if the spin off of EMDERSA is not completed within the term of two years, to acquire 20.27% of the capital stock and voting rights that Edenor will indirectly hold in EMDERSA.  In order to implement this transaction, Edenor will contribute 53.77% of the share capital and votes of EMDERSA to a new company to be incorporated (“Emdersa HOLDING”), through which the transfer of shares of EMDERSA in favor of Andes Energía Argentina S.A. will take place.  On the call option’s exercise date and upon completion of the transaction described in this paragraph, the capital stock subject to this transaction will be transferred to a collateral trust to be created in order to secure compliance of the parties’ obligations, while maintaining Edenor’s control in EMDERSA. On December 15, 2011, Edenor’s Board of Directors approved an amendment to the terms and conditions of the Offer Letter, modifying certain matters relating to payments owed by Andes Energía Argentina S.A. Further, on March 26, 2012 the call option exercise date and payment due date were extended until June 30, 2012. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of EDELAR pending completion of the transaction.

On October 11, 2011, Edenor’s Board of Directors accepted a further Offer Letter from the Company, pursuant to which the latter submitted Edenor a proposal to acquire, by means of a stock purchase subject to a condition precedent, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of  EMDERSA under the name of “Egssa HOLDING”, which company will be the owner of (x) 99.99% of the capital stock and votes of EGSSA, and (y) 0.01% of the capital stock of EGSSA owned by Edenor. Such stock purchase is subject to the condition precedent that the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011 be consummated within 24 months as of the date of acceptance of the offer. Within five days as of the consummation of such spin-off, Edenor will transfer the shares to the Company in legal form and free from liens, and the Company will in turn pledge such shares for the benefit of Edenor as security for the full payment of the outstanding purchase price. Beginning on the date of initial payment of the purchase price and until its full payment by the Company, the members of the board of directors of EGSSA shall be appointed both by Edenor and the Company.  In case the above condition precedent is not satisfied, the amount corresponding to the initial price payment shall be reimbursed to Pampa Energía S.A. within 5 days, plus an annual 6% interest that will be calculated as of such initial payment until the date of effective payment thereof.

On April 23, 2012, Edenor and Emdersa HOLDING accepted an Offer Letter  (the “SIESA Offer Letter”) from Salta Inversiones Eléctricas S.A. (“SIESA”), pursuant to which the latter submitted to Edenor and Emdersa HOLDING a proposal to acquire, by means of a stock purchase, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of EMDERSA under the name of “EDESA HOLDING”, which company will be the owner of (i) 90% of the capital stock and votes of EDESA, which in turn owns 99.99% of Empresa de Sistemas Eléctricos Dispersos S.A. (“Esed”) and (ii) 0.01% of the capital stock of Esed.  Such stock purchase is subject to certain conditions precedent, including but not limited to, the consummation of the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011.  In order to implement this transaction, Emdersa HOLDING will transfer to SIESA shares of EMDERSA and as of May 5, 2012, EMDERSA and SIESA will transfer their shares in Emdersa HOLDING to a collateral trust to be created in order to secure compliance of the parties’ obligations under the SIESA Offer Letter.  The shares to be transferred to the collateral trust will be returned to Emdersa HOLDING once the spin-off is completed and the EDESA Holding shares transferred to SIESA.  Additionally, on May 5, 2012, SIESA will (i) cause EDESA to cancel certain loan agreements grated by Edenor for an amount of Ps. 131,319,500 plus accrued interest, (ii) release EMDERSA of the guarantee granted to EDESA for an amount of Ps. 55,250,000 in respect of a loan agreement granted by certain banks to EDESA and other subsidiaries of EMDERSA; and (iii) cause EDESA to cancel, when due, certain notes issued on November 2010 for an outstanding amount of Ps. 3.8 million.  The price to be paid for the EDESA HOLDING shares is an amount of Argentine Government bonds with a value, as of April 23, 2012 of approximately Ps. 99.9 million to be paid as follows: (i) 83.3% of the price as of May 5, 2012; and (ii) the remaining 16.7% in five consecutive installments at an interest rate of LIBOR plus 2% with the first one due on May 5, 2013.

On January 27, 2011, we also acquired from AEI and through our subsidiary Pampa Inversiones S.A., all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S.$ 199.6 million nominal value of the floating rate notes due April 22, 2002, issued by Compañía de Inversiones de Energía S.A. (“CIESA”) on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities”) and the rights over certain lawsuits related to the CIESA Bonds.  The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002.  Pampa acquired the capital stock of Inversiones Argentina I for U.S.$ 136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S.$ 322 million.  CIESA is the controlling company of Transportadora de Gas del Sur (“TGS”).  TGS is a leading gas transportation company in Argentina.  TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.  On April 8, 2011, we acquired, directly and indirectly 100% of the capital stock of Enron Pipeline Company Argentina S.A. (now known as EPCA S.A. or “EPCA”), which owns 10% of the capital stock of CIESA, which in turn owns 55.3% of the share capital of TGS, for a total price of U.S.$ 29.0 million.

In connection with the acquisition of the CIESA Bonds and the other assets related to CIESA described above, on April 28, 2011, the Company and its subsidiaries Inversiones Argentina I, Pampa Inversiones S.A. and EPCA entered into an agreement (the “Acta Acuerdo”) with Petrobras Energía S.A., Petrobras Hispano S.A., and CIESA, pursuant to which the parties thereto agreed to (i) continue negotiating to reach an agreement to re-implement the restructuring of the CIESA Liabilities, (ii) cause CIESA to vote in favor of a dividend payment by TGS in an amount of approximately U.S.$ 239 million (the “TGS Dividend”), which was declared by the shareholders’ meeting of TGS on April 29, 2011 and (iii) to set up a trust to hold CIESA’s pro rata portion of the TGS Dividend which, to the extent the restructuring of the CIESA Liabilities is completed will be distributed as follows: (x) an amount equal to 4.3% of the TGS Dividend will be distributed to the Company (or its designee) and (y) the remainder, net of CIESA operating expenses for fiscal year 2011, to the shareholders of CIESA following the restructuring of the CIESA Liabilities pro rata to their respective holding in CIESA. To the extent the restructuring of the CIESA Liabilities is not achieved as agreed by the parties to the Acta Acuerdo, the pro rata portion of the TGS Dividend held in trust shall be distributed to CIESA.

On May 10, 2011, we entered into a Memorandum of Understanding (the “MOU”) with Inversiones Argentina I, Pampa Inversiones S.A., EPCA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A. and CIESA, in which the parties to the MOU agreed: (i) to suspend until May 10, 2012, the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”), pending before the Supreme Court of the State of New York (Index No. 600245/09E), and to make best efforts to re-implement (x) the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 between CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO Bank N.V. Sucursal Argentina (acting in its capacity as trustee) and the financial creditors of CIESA, as amended from time to time (the “Restructuring Agreement”), regarding the CIESA Bonds and (y) two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.  Following the execution of the MOU we have become a party to the Restructuring Agreement.  The foregoing is subject to obtaining the necessary governmental approvals to implement the Restructuring Agreement; and (ii) subject to obtaining the necessary governmental approvals, to timely withdraw all the claims and actions relating to the CIESA Action.

On May 17, 2011, the parties to the Restructuring Agreement, including the Company, entered into a Fourth Amendment to the Restructuring Agreement pursuant to which the party AEI was replaced by the Company and have agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of CIESA) would obtain, on the one hand, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake in TGS. The implementation of the restructuring has already been approved by the National Gas Regulatory Body, or ENARGAS, and is currently subject to the approval of Argentine Antitrust Commission.

Pursuant to a Call Option Agreement (the “Agreeement”) dated March 11, 2001, entered into by and between the Company, Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II), on such date, the Company purchased an option for U.S.$ 1.0 million, exercisable at any time during a period of 18 months thereafter, to acquire either (i) the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Arbitration”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”) for freezing and pesifing U.S. dollar-based gas transportation tariffs in violation of certain provisions of the bilateral investment treaty between the United States and Argentina (See “Risk Factors – Our Generation Business”) or, (ii) at the Company’s option, all of the issued and outstanding capital stock of Inversiones Argentina II.  On October 7, 2011 the Company exercised the option and, therefore, in consideration of the amount of US$ 25 million acquired the rights over the ICSID Claim (and therefore not the capital stock of Inversiones Argentina II) to control, suspend and waive the Arbitration proceedings against the Republic of Argentina pursuant to the Call Option Agreement.

Additionally, on November 14, 2011, the board of directors of Ingentis S.A. decided to make a voluntary capital reduction over the capital stock of Ingentis S.A. pursuant to which the shares owned by Inversora Ingentis S.A. (Inversora Ingentis) in Ingentis S.A. were cancelled.  As consideration for the cancellation of the shares, Ingentis S.A. paid Inversora Ingentis the amount of Ps.152,234,996, which was paid as follows: 1) by the assignment of a credit that Loma de la Lata held with Ingentis S.A. for an amount of Ps. 10,479,259; 2) the assignment of a credit with Güemes for an amount of Ps. 1,961,894; 3) the amount of Ps. 138,941,200 was offset in the terms of Section 818 and complementaries of the Código Civil de la República Argentina (Civil Code of Argentina) with an amount that Inversora Ingentis owed to Ingentis S.A. pursuant to certain loans granted by Ingentis S.A. to Inversora Ingentis; and 4) the amount of Ps. 852,643 was paid in cash.  This reduction of the capital stock of Ingentis S.A. was approved by the shareholders’ meeting held on December 2, 2011 and as a consequence, the current shareholders of Ingentis S.A. are Provincia del Chubut, an Argentine Province, and Petrominera Chubut Sociedad del Estado.

Furthermore, on December 30, 2011 the board directors of the Company, after entering into negotiations with Pampa Generación S.A., Inversora Ingentis S.A. and Powerco S.A. (“Powerco”) (in the case of Powerco the negotiations took place only in respect of the assets and liabilities related to its investment business) resolved that it would be beneficial for these companies if they were merged into a single company.  The purpose of this merge is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 9, 2012, and in connection with the required procedures, the Company's board of directors approved the special financial statements for merger purposes of the Company, the preliminary merger agreement executed between the Company, Pampa Generación S.A., Inversora Ingentis S.A. and Powerco, and the offering memorandum that describes the terms and conditions of the merger.  As of the date of this annual report, the approval of the merger by the meeting of the shareholders of the Company is pending.

Proportionate consolidation of certain subsidiaries

In accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of the Councils in Economic Science, or FACPCE), we have consolidated our financial statements line by line on a proportional basis with the companies over which we exercise joint control.  In the consolidation of companies over which we exercise joint control, the amount of our investment in these companies and our interest in their net income (loss) are replaced by our proportional interest in the subsidiaries’ assets, liabilities and income (loss) and cash flows.  In addition, receivables, payables and transactions between the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in these companies.  As of December 31, 2011, 2010 and 2009, we owned a co-controlling interest in Citelec.

Under U.S. GAAP, we would be required to account for Citelec under the equity method, which means that, after eliminating intercompany transactions, we would generally present our share of the net income of this company on a single line of our statement of operations and our share on the shareholders’ equity of this company on a single line of our balance sheet.  Although this difference in presentation would not affect our net income or shareholders’ equity, we would present lower revenues, operating income and cash flows if we accounted for this company under the equity method.  See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Accounting for inflation

In 2002, Argentina experienced a high rate of inflation and the wholesale price index increased approximately 118%.  Before February 28, 2003, in accordance with Executive Decree No. 1269/02 and Resolution No. 415/02 of the CNV, we prepared our financial statements in conformity with the disclosure and valuation accounting principles of the FACPCE, which include a requirement to provide a restatement to constant Pesos as set forth in Technical Resolution No. 6.  On March 25, 2003, Decree No. 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003.  As a result, we are not required to restate and have not restated our financial statements for inflation.  See Note 23 to our consolidated financial statements, included elsewhere in this annual report.

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into U.S. Dollars using for the information provided as of December 31, 2011, the seller exchange rate reported by the Banco de la Nación Argentina, or Banco Nación, as of December 31, 2011 of U.S. $1.00 = Ps. 4.304, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information-Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.  Key Information-Risk Factors,” “Item 4.  Information on the Company—Our Business” and “Item 5.  Operating and Financial Review and Prospects.”  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the Securities Act) and the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act).

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•           our ability to arrange financing under reasonable terms and implement our expansion plans;

•           the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to future government approvals to increase or adjust such tariffs;

•           changes in the laws and regulations applicable to energy and electricity and oil and gas sectors in Argentina;

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

•           restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•           competition in the electricity, public utility services and related industries;

•           the successful sale of Edelar and Edesa;

•           the impact of high rates of inflation on our costs;

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

Item 2.   Offer Statistics and Expected Timetable

                        Not applicable.

Item 3.      Key Information

SELECTED FINANCIAL DATA

This annual report contains our audited financial statements as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009.  See “Presentation of Information—Financial Information.”  You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this annual report.

The financial data as of December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network.

The financial data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

Certain reclassifications have been made to our financial statements to present them in comparative form, to conform current year presentation; these reclassifications have no material impact on previously reported net income, net income per share, shareholders equity or cash flow.

Our audited consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP.  Note 23 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and shareholders’ equity for the fiscal years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010, respectively.

In addition, Note 22 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and the IFRS as they relate to us, and a reconciliation to IFRS of shareholders’ equity at January 1, 2011 (date of transition to IFRS) and December 31, 2011 and a reconciliation of comprehensive income for the year ended December 31, 2011.

Our financial statements as of December 31, 2011, include the financial data of EMDERSA, AESEBA and Emdersa HOLDING.  The incorporation of AESEBA, including its subsidiary, Eden, was made on the basis of the general method of line item consolidation, which is established in Technical Resolution No. 21 issued by the FACPCE.  Furthermore, as of December 31, 2011, in accordance with the decision of Edenor’s Board of Directors to divest and sell the subsidiaries of EMDERSA and Emdersa HOLDING, including EDESAL, EDELAR and EDESA (See “Presentation of Information – Recent developments”) we have classified these assets in the consolidated financial statements as of December 31, 2011 as “Other assets available for sale”.  The corresponding results of the year 2011 of these subsidiaries have been included line by line in our consolidated statements of operations for the year ended December 31, 2011.

On March 20, 2009, the FACPCE issued Technical Resolution No 26 “Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board” (“IASB”) which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011 including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We are required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended December 31, 2012. Our transition date to IFRS was January 1, 2011.

We acquired our principal generation, transmission and distribution assets during 2006, 2007 and 2011.  Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions.  See “Presentation of Information—Financial Information—Recent acquisitions.”

	2011		2011		2010		2009		2008		2007
		(U.S. Dollars)(1)		(Pesos)		(Pesos)		(Pesos)		(Pesos)		(Pesos)

BALANCE SHEET DATA
Argentine GAAP:
Current assets:
Cash and banks	U.S.$	36,898	Ps.	158,072	Ps.	208,715	Ps.	158,043	Ps.	121,685	Ps.	187,237
Investments		85,580		366,625		961,539		467,697		501,161		635,595
Trade and other receivables		404,809		1,734,202		1,121,379		861,693		963,741		663,202
Inventories		9,106		39,010		29,679		44,978		44,874		59,811
Other assets(2)		34,991		149,900		128,092		138,591		163		43
Total current assets		571,384		2,447,809		2,449,404		1,671,002		1,631,624		1,545,888
Non-current assets:
Trade and other receivables		131,878		564,964		478,024		448,724		411,921		404,960
Investments		160,004		685,457		482		170,674		504,008		114,953
Inventories		-		-		639		1,144		20,403		25,279
Other assets,net		15,769		67,554		90,286		113,019		135,751		158,483
Fixed assets		1,789,896		7,667,913		6,563,166		6,291,155		5,504,672		5,173,198
Intangible assets		63,241		270,923		268,206		297,565		317,118		338,349
Goodwill		(59,588)		(255,277)		572,704		569,252		612,681		642,122
Total non-current assets		2,101,198		9,001,534		7,973,507		7,891,533		7,506,554		6,857,345
Total assets		2,672,582		11,449,343		10,422,911		9,562,535		9,138,178		8,403,233
Current liabilities:
Accounts payable		257,128		1,101,536		651,058		506,807		579,635		552,813
Financial debt		210,800		903,068		668,300		412,463		167,033		53,634
Salaries and social security payable		86,011		368,473		237,145		165,486		128,469		80,467
Taxes payable		53,119		227,560		171,296		203,170		153,216		127,068
Other liabilities and provisions		42,740		183,097		111,381		140,347		139,467		178,300
Total current liabilities		649,798		2,783,734		1,839,180		1,428,273		1,167,820		992,283
Non-current liabilities:
Accounts payable		17,347		74,313		78,086		80,625		78,275		79,993
Financial debt		646,806		2,770,919		1,994,572		1,703,992		2,031,001		1,646,109
Salaries and social security payable		24,115		103,310		70,661		56,691		52,228		29,946
Taxes payable		114,784		491,734		575,570		578,815		599,180		573,395
Other liabilities and provisions		337,103		1,444,150		996,437		649,037		384,608		332,858
Total non-current liabilities		1,140,155		4,884,426		3,715,326		3,069,160		3,145,292		2,662,301
Total liabilities		1,789,953		7,668,160		5,554,506		4,497,433		4,313,112		3,654,584
Non controlling interest		332,030		1,422,415		1,587,453		1,728,422		1,613,784		1,526,512
Total shareholders equity	U.S.$	550,599	Ps.	2,358,768	Ps.	3,280,951	Ps.	3,336,678	Ps.	3,211,282	Ps.	3,222,138

U.S. GAAP:
Total current assets	U.S.$	806,355	Ps.	3,454,423	Ps.	2,342,713	Ps.	1,632,907	Ps.	1,645,599
Total non-current assets		2,361,855		10,118,186		8,255,869		8,166,612		7,760,966
Total assets		3,168,209		13,572,609		10,598,582		9,799,519		9,406,565
Total current liabilities		649,811		2,783,789		1,839,565		1,428,297		1,183,847
Total non-current liabilities		1,469,136		6,293,780		3,970,177		3,319,885		3,343,425
Total liabilities		2,118,947		9,077,569		5,809,742		4,748,182		4,527,272
Pampa Energía S.A. shareholders' equity		725,045		3,106,093		3,307,288		3,394,237		3,313,970
Noncontrolling interest		324,217		1,388,947		1,481,552		1,657,100		1,565,323
Total equity	U.S.$	1,049,262	Ps.	4,495,040	Ps.	4,788,840	Ps.	5,051,337	Ps.	4,879,293

(1)   Solely for the convenience of the reader, Peso amounts as of December 31, 2011 have been translated into U.S. Dollars at the average rate for U.S. Dollars quoted by Banco Nación on December 31, 2011 of Ps. 4.284 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)   Include Ps. 137.9 million corresponding to investments in the indirectly controlled companies EMDERSA and Emdersa HOLDING, stated at their estimated realizable value (fair value less cost to sell). This criterion is based on the decision adopted by Edenor’s Board of Directors to divest from and begin procedures for the sale of these companies.

(3)   Includes Ps. 1,070,337,401 for the assets held for sale of EMDERSA and Emdersa HOLDING as of December 31, 2011.

(4)   Includes Ps. 915,423,000 for the liabilities held for sale of EMDERSA and Emdersa HOLDING as of December 31, 2011.

	Fiscal year ended
	December 31,
	2011		2011		2010		2009		2008		2007
	(U.S. Dollars)(1)		(Pesos)(2)		(Pesos)		(Pesos)		(Pesos)		(Pesos)

STATEMENT OF OPERATION DATA
Argentine GAAP:
Net sales	U.S.$	1,581,354	Ps.	6,774,519	Ps.	4,748,557	Ps.	4,093,440	Ps.	4,013,876	Ps.	1,479,227
Cost of sales		(1,303,233)		(5,583,050)		(3,869,600)		(3,192,146)		(3,082,404)		(1,104,039)
Gross profit		278,121		1,191,469		878,957		901,294		931,472		375,188
Selling expenses		(105,170)		(450,547)		(211,118)		(154,663)		(139,652)		(45,750)
Administrative expenses		(130,762)		(560,183)		(365,761)		(302,749)		(235,382)		(117,273)
Goodwill amortization		(1,338)		(5,732)		(19,964)		(20,005)		(19,839)		(7,363)
Operating income (loss)		40,851		175,007		282,114		423,877		536,599		204,801
Result for investing in other companies		4,833		20,703		-		-		-		-
Financial and holding results, net		(322,279)		(1,380,645)		(250,578)		48,384		(208,064)		56,635
Other (expenses) income, net		7,501		32,134		6,157		(2,010)		(23,194)		23,033
Income before taxes and minority interest		(269,095)		(1,152,801)		37,693		470,251		305,341		284,470
Income tax and tax on asset (expense) benefit		9,477		40,598		(74,281)		(160,202)		(108,841)		(36,265)
Non controlling interest		42,268		181,076		(9,974)		(95,311)		(81,478)		(62,152)
Net (loss) income		(217,350)		(931,127)		(46,562)		214,738		115,022		186,052
Basic net (loss) earnings per share		(0.1654)		(0.7085)		(0.0354)		0.1544		0.0765		0.1688
Diluted net (loss) earnings per share		(0.1432)		(0.6133)		(0.0315)		0.1453		0.0747		0.1568
Dividends per share(3)		-		-		0.0138		0.0132		0.0122		0.0166
Basic net (loss) earnings per ADS(4)		(0.0066)		(0.0283)		(0.0014)		0.0062		0.0031		0.0068
Diluted net (loss) earnings per ADS(4)		(0.0057)		(0.0245)		(0.0013)		0.0058		0.0030		0.0063
Dividends per ADS(3) (4)		-		-		0.0006		0.0005		0.0005		0.0007
Weighted average number of shares outstanding		1,314,310,895		1,314,310,895		1,314,310,895		1,390,409,146		1,504,249,410		1,102,364,398

U.S.GAAP:
Net sales	U.S.$	1,435,943	Ps.	6,151,578	Ps.	4,936,231	Ps.	4,176,278	Ps.	4,045,733	Ps.	1,471,054
Gross profit		202,750		868,582		848,486		867,339		859,507		360,667
Operating income		132,552		567,852		290,477		292,716		370,343		149,216
Financial and holding results, net		(138,407)		(592,936)		(318,456)		(8,183)		(80,093)		56,340
(Loss) Income before taxes and noncontrolling interest from continued operations		(1,238)		(5,305)		(27,978)		282,523		273,473		214,104
Income tax and tax on assets		(36,833)		(157,792)		(59,592)		(119,535)		(114,188)		(35,531)
Loss from discontinued operations		(30,762)		(131,783)		-		-		-		-
Net (loss) income		(68,833)		(294,880)		(87,570)		162,988		159,285		178,573
Net income attributable to noncontrolling interest		33,007		141,404		(5,348)		(80,769)		(90,466)		(52,725)
Net (loss) income attributable to Pampa Energía S.A.		(35,825)		(153,476)		(92,919)		82,219		68,819		125,849
Basic net (loss) earnings per share		(0.0273)		(0.1168)		(0.0707)		0.0591		0.0457		0.1142
Diluted net (loss) earnings per share		(0.0236)		(0.1011)		(0.0628)		0.0556		0.0447		0.1060
Basic net (loss) earnings per ADS(4)		(0.0011)		(0.0047)		(0.0028)		0.0024		0.0018		0.0046
Diluted net (loss) earnings per ADS(4)	U.S.$	(0.0009)	Ps.	(0.0040)	Ps.	(0.0025)	Ps.	0.0022	Ps.	0.0018	Ps.	0.0042

CASH FLOW DATA
Net cash flow provided by (used in) operating activities	U.S.$	148,740	Ps.	637,203	Ps.	660,224	Ps.	918,594	Ps.	748,177	Ps.	319,569
Net cash flow used in investing activities		(348,925)		(1,494,793)		(502,189)		(549,151)		(1,371,267)		(877,752)
Net cash flow provided by (used in) financing activities	U.S.$	94,056	Ps.	402,937	Ps.	314,812	Ps.	(328,802)	Ps.	297,084	Ps.	1,201,844

(1)

Solely for the convenience of the reader, Peso amounts for the year ended December 31, 2011 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on December 31, 2011 of Ps. 4.284 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)

The corresponding amounts charged to the results of operations related to the investments in EMDERSA and Emdersa HOLDING have been included, on a line-by-line basis, in the Company’s Consolidated Statement of Operations

(3)

In the years 2010 and 2009, we declared advance dividends of Ps. 18.1 million and Ps. 18.3 million, respectively, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In each of March 2011 and March 2010 we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax. See “Item 8. Financial Information—Dividends” and “Item 10. Additional Information—Taxation.”

(4)

Each ADS represents 25 common shares. Under Argentine GAAP, the Company computes net (loss) income per common share and dividends per share by dividing the net (loss) income for the year by the weighted average number of common shares outstanding during the year. Also a diluted earnings per share is calculated on the basis of the possible dilutive effect of the purchase options granted to the Company’s directors. Under US GAAP, basic and diluted net (loss) income per share is presented in conformity with ASC 260 “Earnings Per Share” for all years presented.

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

	Exchange rates(1)
	(in Pesos per US Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2007	3.180	3.058	3.116	3.149
2008	3.468	3.014	3.163	3.453
2009	3.854	3.449	3.730	3.800
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304

Month
January 2012	4.338	4.304	4.321	4.337
February 2012	4.357	4.333	4.346	4.357
March 2012	4.379	4.335	4.357	4.379
April 2012(3)	4.406	4.382	4.393	4.406

Source: Banco Nación

(1)   Represents the average of the exchange rates on the last day of each month during the period.

(2)   Average of the lowest and highest daily rates in the month.

(3)   Represents the average of the lowest and highest daily rates from April 1 through April 20, 2012.

In the future, any cash dividends we pay will be in Pesos, and exchange rate fluctuations affect the U.S. Dollar amounts received by holders of American Depositary Shares (ADSs), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs.  Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or BCBA) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Related to Argentina

General

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services.  Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time. We cannot assure you that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our businesses, financial condition, or results of operations or cause the market value of our ADSs to decline.

The global financial crisis and unfavorable credit and market conditions that commenced in 2007 may negatively affect our liquidity, customers, business, and results of operations

The ongoing effects of the global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability.  After a significant slowdown in the Argentine economy in 2009, which started in the last quarter of 2008 and continued into much of 2009 (impacted by the largest global crisis in decades and negative domestic factors), the Argentine economy experienced a growth of about 0.9% and 9.2% during 2009 and 2010, respectively, according to official public estimates.  Similarly, in the first semester of 2011, the Argentine economy registered a growth of 8.5%. However, uncertainty remains about the sustainability of this growth.  Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•           unemployment remains high;

•           the availability of long-term credit is scarce;

•           investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•           fiscal surplus shows a steady decline, with  risk of becoming a fiscal deficit in the near term;

•           public debt payments have increased (in line with post-default payment terms ) while international financing remains limited;

•           inflation has accelerated recently and threatens to continue at levels that risk economic stability;

•           the regulatory environment continues to be uncertain;

•           the recovery has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine Government; and

•           the trade balance surplus (and the fiscal surplus, to a lesser extent) is largely dependant on the production of grains and soybeans, such that the risk to economic stability is magnified by the possibility of a new major drought affecting these crops (as was the case in 2008 and 2009).

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This, in turn, could lead to decreased demand for the services provided by our subsidiaries as well as a decrease in collection rates from customers and increased energy losses due to illegal use of the services provided by our businesses, which could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs to decline.  Furthermore, the Argentine Government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, as it has done in the past, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

Given that public finances are increasingly tight, the government has decided to revise the subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. These new policies would not have an impact on companies’ revenues but could affect the timing on the revision of the tariff process, generate a strong negative impact on economic activity and an increase in prices, because they occur in a context of capital flight, high interest rates and international global financial crisis.

We cannot assure you that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of inflation in Argentina on the costs of our subsidiaries could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or INDEC), the rate of inflation reached 9.5% in 2011, 10.9% in 2010 and 7.7% in 2009.  The Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

A return to a high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina´s banking system, which could further limit the availability of domestic and international credit to businesses.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A high inflation environment could also temporarily undermine our results of operations as a result of delay in our ability to, or our inability, to adjust our tariffs accordingly and could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (CPI), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Further, at the time that INDEC adopted this change in methodology, the Argentine Government also replaced certain key personnel at INDEC.  The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine Government aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI.  These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC the calculation of which are based on the CPI, including poverty rates, the unemployment rates and the calculation of the GDP, among others.  As a result, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports. The International Monetary Fund is currently providing technical assistance to the Argentine Government to improve the calculation and collection of inflation data.  If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine Government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy.  Given the limited credit available to emerging market nations as a result of the global economic crisis, our ability to access credit in the capital markets could be limited by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

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

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately U.S. $6.5 billion.  However, as of the date of this annual report, the Argentine Government has not yet cancelled such debt.  Indeed, negotiations in this respect remain stagnant.  If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

Certain groups of holders that did not participate in the 2005 restructuring have filed claims against Argentina and it is possible that new claims will be filed in the future.  In addition, foreign shareholders of several Argentine companies have filed claims before the ICSID alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  Since May 2005, the ICSID tribunals have issued several awards against Argentina.  Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final and unappealable, which decisions required that the Argentine Government pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively.  As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

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

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine Government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations.  Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness.  Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets.  Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

In April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the theory that the Central Bank was its alter ego.  On July 2011, an appeals court reversed that ruling, stating that the assets of the Central Bank were protected by law.  Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United States Supreme Court has not ruled if it will hear the case.  As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso in 2002 (a 238% decline against the U.S. Dollar) had a far-reaching negative impact on the financial condition of many businesses and individuals.  The devaluation of the Argentine Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the Argentine Government’s ability to honor its foreign debt obligations.  If the Argentine Peso devalues significantly, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs.  Moreover, it would likely result in a decline in the value of our shares and ADSs as measured in U.S. Dollars.

On the other hand, a substantial increase in the value of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including, a reduction in exports.  Any such increase could have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Measures taken by the Argentine Government to address social unrest may adversely affect the Argentine economy and our business and results of operations

During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations.  Despite the economic recovery and relative stability since 2002, social and political tensions and high levels of poverty and unemployment continue.  Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment.  These policies or significant protests resulting therefore could destabilize the country and adversely and materially affect the Argentine economy.

In March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products.  The taxes were to be calculated at incremental rates as the price for the exported products increased, and represented a significant increase in taxes on exports by the agricultural sector in Argentina.  The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities.  Although the Argentine Congress did not pass any of these measures, we cannot assure you that the Argentine Government will not seek to reintroduce new export taxes or adopt other similar measures  Further social unrest caused by such measures could adversely affect the Argentine economy and could cause increased damages to our networks as a result of protesters or illicit activity, which could have a material adverse effect on our financial condition, our results of operations and the market value of our shares and ADSs.

Certain measures taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

On April 17, 2012 the Argentine Government sent a bill to Congress to expropriate 51% of the shares of YPF owned by the Spanish energy company, Repsol YPF, who currently controls most of the shares of YPF. Under the terms of the bill sent to Congress, out of the 51% of total shares to be expropriated, 51% of such shares will be held by the Argentine Government and the remaining 49% will be held by oil-producing Argentine Provinces.  Also, the bill states that hydrocarbon activities (including, exploitation, industrialization, transportation and commercialization) in the territory of Argentina qualify as a "national public interest".  The bill, entitled "Hydrocarbon Sovereignty of Argentina", provides that the primary objective is to achieve Argentina´s self-sufficiency capacity in oil and gas supply.  Additionally, pursuant to Decree 530/12 of the National Executive Power, the Argentine Government also ordered the intervention of YPF for 30 days and appointed Messrs. Julio de Vido as interventor of YPF.  We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect in the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflow and outflow may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system and prompted the Argentine Government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits and send funds abroad in an attempt to prevent capital flight and further depreciation of the Argentine Peso. Although some of these restrictions have been suspended or terminated, or substantially relaxed, in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that for certain funds remitted into Argentina an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction. Since October 2011, the Argentine Government has strengthened certain restrictions on the sale of foreign currency to non residents in connection with the repatriation of direct investments, and on the creation of foreign assets belonging to residents. See “Exchange Rates” and “Item 10. Exchange Controls.” The Argentine Government could impose new exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments.  Argentina may re-impose exchange controls, transfer restrictions or other measures in the future in response to capital flight or a significant depreciation of the Peso.

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

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies.

In recent years a significant portion of the local demand for securities of Argentine companies came from the Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the local capital markets decreased in size and became substantially concentrated. In addition, the Argentine Government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any company (whichever the equity interest held by ANSES in such stock exchange listed companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’ interests may differ from those of other investors, and consequently, if ANSES acquires a more prevailing role in any Argentine listed companies in which it owns shares, ANSES’ actions might have an adverse effect on such companies and, to a certain extent, on domestic capital markets. As of the date of this report ANSES owns shares of the capital stock of the Company and of our subsidiaries Edenor, Transener and EMDERSA.

The Argentine Government has stated its intention to exert a stronger influence on the operation of stock exchange listed companies. We cannot assure you that these or other similar actions taken by the Argentine Government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other global markets

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets.  Although economic conditions can vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.  In addition, Argentina may be affected by events in the economies of its major regional trading partners, including, for example, currency devaluations caused by the global economic crisis that continue to affect it.

Also, the Argentine economy might be affected by occurring events in developed countries that are its commercial partners or which may have an impact on the global economy.  In addition, the global financial crisis that commenced in the last quarter of 2008 has affected and may continue to negatively affect the economies of several countries around the world including Argentina and certain of its trading partners. Developed economies like the United States have sustained some of the most severe effects while some emerging economies like that of China and Brazil have suffered comparatively milder effects. More recently, several European countries, such as Ireland, Greece, Portugal, Spain, the United Kingdom and Italy, have revealed significant macroeconomic imbalances. In addition, on August 5, 2011, Standard & Poor’s Financial Services LLC downgraded the debt instruments issued by the United States and on January 13, 2012, Standard & Poor’s Rating Services downgraded the instruments of nine European countries including France and Italy. Financial markets have reacted adversely curtailing the ability of certain of these countries to refinance their outstanding debt. The impact of this crisis on Argentina could include a reduction in exports and foreign direct investment, a decline in national tax revenues and an inability to access international capital markets, which could adversely affect our business, results of operations and the market value of our ADSs.

The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations and the market value of our ADSs.

The actions taken by the Argentine Government to reduce imports may affect our ability to purchase significant capital goods.

The Argentine Government has recently adopted some initiatives designed to limit the import of goods in order to prevent further deterioration of the Argentine balance of trade. The restriction of imports may limit our ability to purchase capital goods that are necessary for our operations, which may, in turn, adversely affect our business, financial condition and results of operations.

Risks Relating to the Argentine Electricity and Oil and Gas Sectors

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing if distributing nominal  margins, the revocation of adjustment and inflation indexation mechanisms of tariffs, a limitation on electricity distribution companies from passing on to consumer increases in costs due to regulatory charges and a new price-setting mechanism in the wholesale electricity market (“WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine Government continues to intervene in this sector, including by granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretary of Energy issued Resolution 8752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Resolution 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretary of Energy to issue Resolution 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. These proceedings have not been resolved as of the date of this annual report.

We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return.  Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins.  Under the Convertibility regime, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes.  In January 2002, pursuant to the Public Emergency Law, which authorized the Argentine Government to renegotiate its public utility contracts, provisions requiring price adjustments based on foreign inflation indexes and all other indexation mechanisms in public utility services agreements between the Argentine Government or any provincial government and the providers of those services (including us) were revoked, and the tariffs for the provision of such services were frozen and converted from their original U.S. Dollar values to Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00.  These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms.  This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.  Although the Argentine Government has recently granted temporary relief to certain companies in the electricity sector, including a temporary increase in transmission and distribution margins, the principal electricity companies are currently involved in discussions with the regulators on additional permanent measures needed to adapt the current tariff scheme to the post-crisis situation of the energy sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by economic crisis and in its aftermath, including the negative impact on revenues created by the limitations we face in pricing as a result of the current tariff structure.

Electricity demand may be affected by tariff increases, which could lead electricity companies, like us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills.  In the years following the 2001 and 2002 economic crisis, electricity demand experienced significant growth, increasing at an estimated average of approximately 5.0% per annum from 2003 through 2011.  This increase in demand reflects the relative low cost, in real terms, of electricity to consumers due to the freeze of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers.  Further, in November 2011, the Argentine Government announced a cut in subsidies for electricity granted to certain customers that are presumably in a position to face its real cost. These measures are currently in an early stage of implementation and we cannot ascertain as of the date of this report what the effect on our revenues could be. However, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of the ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines imposed on such companies

In recent years, the increase in electricity demand was greater than the structural increase generation capacity, and transmission and distribution of electricity, which led, sometimes, to power shortages and disruptions.  While current demand for electricity has decreased because of, among other things, a lower level of activity linked to the global economic crisis, a sustained increase in electricity demand could generate future shortages.

Additionally, according to Argentine law, distribution companies are responsible before their customers for any interruption in the supply of electricity.  Consequently, customer can make their claims to the distribution companies.  Also, distribution companies can suffer fines and penalties for interruptions caused by power outages, unless the respective Argentine authorities determine that power outages are caused by force majeure events.  As of the date of this annual report, Argentine authorities have not ruled on the conditions under which outages may constitute a case of force majeure.  In the past, however, Argentine authorities have adopted a restrictive view of the concept of force majeure and have acknowledged its existence in limited circumstances, such as internal defects in the customer's location or extraordinary weather events (such as severe storms, tornadoes or floods). We cannot assure that we will not experience a lack in the supply of energy that could adversely affect our business, financial condition and results of operations and cause the market value of our ADSs and shares to decline.

Oil and Gas Companies have recently been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted a number of measures concerning repatriation of funds obtained as a result of exports of oil and gas and charges applicable to the production of liquid gas which have affected the business of oil and gas producers and manufacturers. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and operations of companies operating in the oil and gas sector, including companies in which we hold, or may hold in the future, equity interests, which may lead in turn to a material adverse effect on the market value of our ADSs.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

The Hydrocarbons Law N° 17,319, the “Hydrocarbons Law” provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine Government in respect of offshore areas beyond 12 nautical miles).  In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

The Argentine Government and a number of provincial governments have recently revoked certain of YPF S.A.´s and Petrobras Argentina S.A.´s concessions.  Petrolera Pampa has formed partnerships in projects with proved gas reserves to be developed by major oil and gas companies, such as Apache Energía Argentina S.R.L and Petrobras Argentina S.A. and is currently negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator. See “Item 4. Information on the Company—Our Business—Other Businesses—Petrolera Pampa—Petrolera Pampa’s Projects”. The termination or revocation of, or failure to obtain the extension of, a concession or permit under these projects could have a material adverse effect on Petrolera Pampa’s business and results of operations.

On April 17, 2012 the Argentine Government sent a bill to Congress to expropriate 51% of the shares of YPF owned by the Spanish energy company, Repsol YPF, who currently controls most of the shares of YPF. Under the terms of the bill sent to Congress, out of the 51% of total shares to be expropriated, 51% of such shares will be held by the Argentine Government and the remaining 49% will be held by oil-producing Argentine Provinces.  Also, the bill states that hydrocarbon activities (including, exploitation, industrialization, transportation and commercialization) in the territory of Argentina qualify as "national public interest". Thie bill, entitiled "Hydrocarbon Sovereignty of Argentina", provides that the primary objective is to achieve Argentinas's self-sufficiency capacity in oil and gas supply.  Additionally, pursuant to Decree 530/12 of the National Executive Power, the Argentine Government also ordered the intervention of YPF for 30 days and appointed Messrs. Julio de Vido as interventor of YPF.  We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect in the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business

We conduct a significant part of our businesses pursuant to public concessions granted by the Argentine Government.  These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations.  Compliance with our obligations under our concessions is typically secured by a pledge of our shares in the concessionaires in favor of the Argentine Government.  Accordingly, upon the occurrence of specified events of default under these concessions, the Argentine Government would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party.  Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected.  Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire.  If any of our concessions are terminated or if the Argentine Government forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our shares and ADSs could decline.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2011, approximately 71.6% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis.  In addition, our collective bargaining agreements generally expire after a one-year term.  We have completed salary negotiations for 2011, and due to inflationary pressures, we have reopened negotiations during the first months of 2012 in some of our subsidiaries.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

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

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success.  In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or raise the necessary financing to purchase our partner’s interest.  For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (Petrobras Energía), with respect to the management of Transener.  Electroingeniería S.A. (Electroingeniería) and Energía Argentina S.A. (Enarsa) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.  In this particular case of Transener, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  Information on the Company—The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations and entering in currency forward contracts, but we continue to have substantial exposure to the U.S. Dollar.  We cannot assure you that the Argentine Government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date.  Although we may also seek to enter into further hedging transactions to cover all or a part of our remaining exposure, we have not been able to hedge all of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

The Argentine Antitrust Commission could not approve the implementation of the Restructuring Agreement

On May 17, 2011, the parties to the Restructuring Agreement, including the Company, entered into a Fourth Amendment to the Restructuring Agreement pursuant to which they agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of CIESA) would obtain, on the one hand, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake in TGS. The implementation of the restructuring has already been approved by the National Gas Regulatory Body, or ENARGAS, and is currently subject to the approval of Argentine Antitrust Commission (See “Presentation of Information – Recent Developments”).  We cannot assure you that the Argentine Antitrust Commission will approve the Restructuring Agreement, and if it does not, it would adversely affect the financial position and results of operations of the Company.

Because our financial statements are prepared under Argentine GAAP, which differs from US GAAP and IFRS with respect to corporate disclosure and accounting rules, information about us may not be as detailed or comprehensive as that of companies reporting under US GAAP or IFRS, including that of companies in the United States

Our financial statements are prepared in Pesos and in accordance with Argentine GAAP. Our financial statements under Argentine GAAP may not provide you with the information you would have received if our financial statements were prepared under U.S. GAAP or under IFRS.  Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States or European markets.  Furthermore, there is a less extensive regulation of the Argentine securities markets and of the activities of the investors in these markets as compared to the securities markets in the United States, European markets and certain other international financial markets.  Argentine GAAP differs in certain significant respects from U.S. GAAP, SEC rules and regulations, and IFRS.

The Company is obligated to adopt IFRS as from the fiscal year beginning on January 1, 2012.  See “Item 3. Key Information – Selected Financial Data”.  On April 7, 2010, the Company’s Board of Directors approved a specific implementation plan pursuant to the CNV’s General Resolution No. 562/09.  The first annual and quarterly financial statements prepared by the Company pursuant to IFRS will be those corresponding to the year ended December 31, 2012 and the quarterly period ended March 31, 2012, respectively. As of the date of this annual report, the Company has reached certain preliminary conclusions regarding the principal impacts of the implementation of IFRS by the Company. The effects of the adoption of IFRS and the reconciliations between the Argentine GAAP and IFRS are included in Note 22 to the audited consolidated financial statements.

Risks Relating to our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity is generated than can be transmitted.  Due to these electricity transmission constraints, many Argentine generators, including us, do not receive the full price of the system, but rather a lower local price.  We cannot make any assurance that required investments will be made to increase the capacity of the system.  As a result of lower electricity prices, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and cause the market value of our ADSs to decline.

We may be unable to collect amounts due from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including our subsidiaries, are paid by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Electricity Market Administration Company, or CAMMESA), which collects revenue from other wholesale electricity market agents.  Due to the economic crisis of Argentina in 2001 and 2002, a significant number of wholesale electricity market agents defaulted in the payment of amounts they owed to the wholesale electricity market, which adversely affected the ability of CAMMESA to meet its payment obligations to generators.

Additionally, the stabilization fund created by the Argentine Secretariat of Energy to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit.  This difference is due to the intervention of the Argentine Government and the measures adopted pursuant to the Public Emergency Law.  We cannot make any assurances that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds from the National Treasury to meet the differences or that CAMMESA will be able to make payments to generators, both in respect of energy and capacity sold in the spot market.  The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Argentine Secretariat of Energy, given the present shortage of supply.  In addition, several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity.  If we are unable to purchase gas at prices that are favorable to us, or if the supply of gas is reduced, our costs could increase or our ability to profitably operate our generation facilities could be impaired.  Moreover, some of our generation units are included in the “Energía Plus” program, which requires the generator to assure the generation with its own fuels through the execution of firm natural gas and transport contracts.  See “Electricity Prices – Energía Plus”.

Such a disruption to our generation business could in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

The failure to enforce the 2008-2011 Agreement could materially adversely affect our results of operations

The electricity capacity payment was fixed at Ps. 12 during the period between August 2002 and November 2010. In November 2010, the Secretariat of Energy and certain electricity generation companies executed an agreement for the management and operation of certain projects in order to achieve an increase in the availability of thermal electricity generation and the adjustment of the corresponding remuneration (the “Acuerdo para la Gestión y Operación de Proyectos, Aumento de disponibilidad de Generación Térmica y Adaptación de la Remuneración de la Generación 2008-2011”, hereinafter the “2008-2011 Agreement”).  Such agreement had the purpose, among others, of establishing the overall remuneration to be received by certain electricity generators integrated to the WEM as capacity payment and increasing the recognized costs of maintenance and other costs excluding fuel costs.

As set forth in the abovementioned agreement, the price to be paid to the generators part to such agreement in concept of electricity capacity was increased to an amount that ranged between Ps. 30 and Ps. 42 per MW (during the hours in which the capacity is remunerated), according to the electricity generation technology applied by each generator.

On January 24, 2012, the Secretariat of Energy sent to CAMMESA Resolution Nº 495 pursuant to which it instructed CAMMESA not to implement, until further instruction, the above referred provisions of the agreement.  This instruction was rejected by PESA affiliates, which are a party to the 2008-2011 Agreement. In turn, the Secretariat of Energy confirmed the instruction issued by Resolution N° 495 through its Resolution N° 1269 (issued on March 7, 2012). Given that such instructions issued by the Secretariat of Energy constitutes a breach of the commitments undertaken by the Secretariat of Energy under the abovementioned agreement, the Company is in the process of analyzing possible courses of action, including, but not limited to, filing of administrative remedies in order to exhaust the administrative remedies (the “Reclamo Administrativo Previo”) and proceed to a judicial review (See Item 8. “Financial Information - Legal Proceedings).  We cannot assure you whether the Secretariat of Energy will comply with its obligations under the 2008-2011 Agreement or promote an amendment to it and, in such case, whether the new terms and conditions of the amendment would be favorable for the Company.  In both cases, the Company’s results of operations could be adversely affected.

Our ability to generate electricity using gas plus under the Gas Plus Program at Loma de la Lata depends on the recognition by CAMMESA of Gas Plus costs

Loma de la Lata has executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (Secretariat of Energy Resolution Nº 24/08).  Under such program, the producers are able to sell their production at a price higher than the reference price (market value).  In virtue of the agreements executed between the Secretariat of Energy and Loma de la Lata and the mechanism established in Nota N° 7585/10 of the Secretariat of Energy (See “Item 4A. The Argentine Electricity Sector -Procedure for the Dispatch of Natural Gas for Power Generation”) CAMMESA recognizes such costs to Loma de la Lata.  CAMMESA has to recognize the Gas Plus cost to Loma de la Lata in order for Loma de la Lata to be able to make the corresponding payments to its natural gas suppliers.  If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed for a period of 60 days after the end of each month the ability of Loma de la Lata to pay the natural gas suppliers may be affected.  Consequently, in such a situation, Loma de la Lata would have to renegotiate the terms and conditions previously agreed with its natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply Loma de la Lata with natural gas. As a consequence of this, Loma de la Lata would need to search for alternative suppliers of natural gas, and if it is unsuccessful in reaching new agreements with natural gas suppliers, its ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

A judgment of the Court of the International Chamber of Commerce against Loma de la Lata could adversely affect Loma de la Lata’ operations

Loma de la Lata is involved in an arbitration proceeding before an arbitration tribunal constituted according to the rules of the International Chamber of Commerce in connection with the Construction Agreement and the Supply Agreement. In addition to the claim for integral damages made by Loma de la Lata, the claim of the Project Counterparties is, among others, the refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Frances S.A. See “Item 8. Financial Information – Legal Proceedings – Legal Proceedings involving Loma de la Lata”. A judgment against Loma de la Lata by the Court of the International Chamber of Commerce could adversely affect the business, the results of operations and the financial position of Loma de la Lata.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our six hydroelectric generation plants owned by HINISA and HIDISA, in a number of ways, not all of which we can predict.  For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption.  Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor.  In particular, in 2011, the water intake at Los Nihuiles and Diamante available for electricity generation was 55% and 62% lower, respectively, as compared to 2006.  A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation.  In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation.  Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results.  These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity.  We cannot make any assurances that events of such nature will not occur in the future.  While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses.  If operational difficulties impede our generation of electricity, the disruption may lead to reduced revenues from our generation segment, which would have an adverse effect on our consolidated results of operations and may negatively affect the market value of our shares or ADSs.

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

Piedra Buena could be subject to fines and penalties for not having a concession for the use of sea water for the refrigeration of its generation units

Piedra Buena uses sea water to refrigerate its generation units.  According to applicable provincial law, such activity requires a concession to be granted by the provincial government. In the documentation that we received with the privatization of Central Piedra Buena, no concession was included.  Piedra Buena consulted the regulatory authorities who informed that, according to their files, no such concession has been granted to Piedra Buena.  The penalties for such infringement may vary from the application of up to a Ps. 50,000 fine to the closing of the plant. While Piedra Buena considers that the likelihood of being imposed any such penalties is low, we cannot assure you that the operation of Piedra Buena would not be affected if such penalties were to be imposed.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Public Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels.  Additionally, contract clauses in Transener’s and Transba S.A. (Transba)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked.  The Public Emergency Law also required the renegotiation of public service concession agreements.  In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine Government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba.  Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) has not totally adjusted tariffs accordingly.  On December 21, 2010, the ENRE and the Secretariat of Energy acknowledged Transener’s and Transba´s (see “Item 4. Information on the Company – Business Overview – Our Transmission Business”) right to collect amounts resulting from the variations of costs during the period June 2005 – November 2010, which payment would be based on CAMMESA’s availability of funds and such payments must be used for investments by us in the transmission system as instructed by the Secretariat of Energy.  A mechanism for the calculation and payment of cost variations from December 1, 2010 to December 31, 2011 was also established.  As of December 31, 2011 Transener and Transba received only Ps. 85,000,000 in accordance to the Instrumental Agreements. Hence, and considering that such agreements expired on December 31, 2011, on March 6 and March 27, 2012, Transener and Transba submitted judicial claims in the federal courts in order to obtain the full compliance of the Instrumental Agreements.

We cannot make any assurances that Transener and/ or Transba will receive the full amount recognized on the Instrumental Agreements or that similar adjustments will be made in the future, according to the UNIREN ACT and/or the Instrumental Agreements.  If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment because of the RTI and/or the full compliance of the Instrumental Agreements, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

Our transmission capacity may be disrupted, which could result in material penalties being imposed on us

Our electricity transmission business depends on Transener’s and Transba’s ability to transmit electricity over long distances through their transmission networks.  Our financial condition and results of operations would be adversely affected if a natural disaster, accident or other disruption were to cause a material curtailment of our transmission capacity.  Argentina’s transmission system has evolved from a radial pattern to a fully integrated transmission grid system.  However, there are areas where generation and demand are connected by a single transmission line or, in some cases, two or more transmission lines in parallel.  Accordingly, the outage of any single line could totally disconnect entire sections of the Sistema de Interconexión Nacional (the National Interconnection System, or NIS).  The concession agreements establish a system of penalties, which Transener and Transba may incur if defined parts of their networks are not available to transmit electricity, including in cases of force majeure.  Consistent with industry standards, Transener and Transba do not maintain business interruption insurance and we cannot make assurances that any future disruption in Transener’s or Transba’s transmission capacity would not result in the imposition of material penalties, the payment of which would require us to use funds from operations and could have a material adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

The Public Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS.  In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (kV)) from the Comahue region to the Abasto substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation.  Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line, (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the Fourth Line), to redetermine such revenue.  In December 2008 (Resolution 653/08), the ENRE approved the redetermination of our revenues and established that, as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes).  However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011, the ENRE (Resolution 150/11) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), with effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011, Transener formally requested clarifications as the new resolution failed to include retroactive interests.  The response to this request is pending.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to Resolutions 653/08 and 150/11 abovementioned.  This request is also pending.  If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services.  These non-regulated revenues represented 29.9% of Transener’s revenues in 2011.  We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2011, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $160.7 million (Ps. 665.4 million), including accrued but unpaid interest, penalties, post-default interest rate increases and the effect of the discount to net present value applied to its restructured debt under Argentine GAAP.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 67%, respectively, of these properties as of December 31, 2011.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

Risks Relating to our Distribution Business

We may not be able to adjust our distribution tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our financial condition and results of operations

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the Edenor RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and to adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between when Edenor actually experiences increases in its distribution costs and when Edenor receives increased revenues following the corresponding adjustments to Edenor’s distribution margins pursuant to the CMM.  Despite the adjustment that Edenor was granted under the CMM in October 2007 and July 2008, we cannot assure you that Edenor will receive similar adjustments in the future. As of the date of this annual report Edenor has requested eight increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these eight increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011 and November 2011.

During the year ended December 31, 2011, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining the tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to keep adequate service levels.

If Edenor is not able to recover all of these incremental costs contemplated by these increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when Edenor incurs the incremental costs and when Edenor receives increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have the tariff adjusted to reflect increases in Edenor’s distribution costs in a timely manner, could have a material adverse effect on Edenor’s capacity to perform its financial and commercial obligations

Edenor is currently engaged in an Integral Tariff Review (Revisión Tarifaria Integral, or Edenor RTI) with the ENRE, as required by the agreement that Edenor entered into with the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (as amended from time to time, the “Adjustment Agreement”).

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the CMM, requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between when Edenor actually experiences increases in the distribution costs and when Edenor receives increased revenues following the corresponding adjustments to its distribution margins pursuant to the CMM.  Despite the adjustment Edenor was granted under the CMM in October 2007 and July 2008, we cannot assure you that Edenor will receive similar adjustments in the future. As of the date of this annual report Edenor has requested eight increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these eight increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011 and November 2011.

During the year ended December 31, 2011, Edenor recorded a significant decrease in net income and operating income, and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to keep adequate service levels.

If Edenor is not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when Edenor incurs the incremental costs and when it receives increased revenues, and/or if Edenor is not successful in achieving a satisfactory renegotiation of the tariff structure, there is great uncertainty as to whether Edenor would be able to comply with its financial and commercial obligations, and Edenor may suffer liquidity shortfalls, which would have a material adverse effect on our business and consolidated results of operations, and the value of our ADSs and shares may decline.  As a result, there is substantial doubt with respect to the ability of Edenor to continue as a going concern.

Edenor has prepared its annual financial statements for the fiscal year ended December 31, 2011 included herein, assuming that Edenor will continue as a going concern. However, Edenor’s independent auditors, PriceWaterhouseCoopers, issued a report dated April 26, 2012 on its financial statements as of and for the years ended December 31, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to its ability to continue as a going concern.  As discussed in Notes 7 and 20 to the financial statements, the delays in obtaining tariff increases, recognition of cost adjustments requested by Edenor in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of Edenor and have raised substantial doubt with respect to its ability to continue as a going concern.  Management's plans in response to these matters are also described in Note 20. However, Edenor’s financial statements as of and for the year ended December 31, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.  See Item 18: “Financial Statements.”

The goal of the RTI is to achieve a comprehensive revision of Edenor’s tariff structure, including further increases in its distribution margins and periodic adjustments based on changes in Edenor’s cost base, to provide Edenor with an adequate return on Edenor’s asset base.  Although we believe the RTI will result in a new tariff structure, we cannot assure you that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of Edenor’s costs or provide Edenor with an adequate return on its asset base.  Moreover, the RTI could result in the adoption of an entirely new regulatory framework for Edenor’s business, with additional terms and restrictions on Edenor’s operations and the imposition of mandatory investments.  We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on Edenor’s operations.

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

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine Government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2010, our accrued fines and penalties totaled Ps. 455.4 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.  In addition, we cannot assure you that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 and 2002 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the 2001 and 2002 economic crisis and during the years ended December 31, 2009 and 2010, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor has been able to reduce energy losses in recent periods, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 12.5% in 2010, 11.9% in 2009 and 10.8% in 2008.  We cannot assure you that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

The Argentine Government could foreclose its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our distribution concession and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose its pledge over Edenor’s Class A common shares and sell these shares to a third party buyer if:

•           the fines and penalties incurred in any given year exceed 20% of Edenor’s gross energy sales, net of taxes (which corresponds to our energy sales);

•           Edenor repeatedly and materially breaches the terms of our distribution concession and does not remedy these breaches upon the request of the ENRE;

•           EASA, Edenor’s controlling shareholder, creates any lien or encumbrance over Edenor’s Class A common shares (other than the existing pledge in favor of the Argentine Government);

•           Edenor or EASA obstruct the sale of Class A common shares at the end of any management period under our distribution concession;

•           EASA fails to obtain the ENRE’s approval in connection with the disposition of Edenor’s Class A common shares;

•           Edenor’s shareholders amend its articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

Edenor, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine Government in the ICSID do not desist from its ICSID claims following completion of the RTI and the approval of a new tariff regime.

In 2011, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 78.0 million, which represented 3.4% of Edenor’s energy sales.

If the Argentine Government were to foreclose its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares.  In addition, the foreclosure by the Argentine Government of the pledge on Edenor’s Class A common shares may be deemed to constitute a change of control under the terms of Edenor’s restructured debt, and Edenor’s Senior Notes issued in October 2007, October 2010 and April 2011, which would require Edenor to offer to repurchase all such debt at its face value.  We cannot assure you that we will have sufficient funds or access to financing to effect such repurchases.  If the Argentine Government forecloses its pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could be affected too.

Default by the Argentine Government could lead to termination of our distribution concession, and have a material adverse effect on our business and financial condition

If the Argentine Government breaches its obligations in such a way that we cannot comply with our obligation under our distribution concession or in such a way that Edenor’s service is materially affected, we can request the termination of our distribution concession, after giving the Argentine Government 90 days’ prior notice. Upon termination of our distribution concession, all our assets used to provide electricity distribution service would be transferred to a new state-owned company to be created by the Argentine Government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to Edenor, net of the payment of any debt owed by Edenor to the Argentine Government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our distribution business to third party contractors in order to maintain a flexible cost base.  As of December 31, 2011, we had approximately 2,796 third-party employees under contract in our distribution business.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A substantial number of Edenor’s assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by Edenor’s shareholders may be substantially limited

A substantial number of Edenor’s assets are essential to the public service Edenor provides.  Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a legal judgment.  Accordingly, the enforcement of judgments obtained against Edenor by Edenor’s shareholders may be substantially limited to the extent Edenor’s shareholders seek to attach those assets to obtain payment on their judgment.

If Edenor’s controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002.  In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar‑denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt.  Since EASA’s ability to meet its debt service obligations under these notes depends largely on Edenor’s ability to pay dividends or make distributions or payments to EASA, Edenor’s failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings.  If EASA’s creditors were to attach Edenor’s Class A shares held by EASA, the Argentine Government would have the right under our distribution concession to foreclose its pledge over Edenor’s Class A shares held by the Argentine Government, which would trigger a repurchase obligation under the terms of Edenor’s restructured debt and Edenor’s Senior Notes issued in October 2007, October 2010 and April 2011, and have a material adverse effect on our results of operations and financial condition.

Loss of exclusivity to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, the loss of which would have a material adverse effect on our business

Although our distribution concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business.  In no case does the complete or partial extinction of the zonal exclusivity give us the right to claim or to obtain reimbursement or indemnity for said circumstance.  Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long-term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not engender the incorporation of competition that adversely affects the exclusivity right granted by the concession.  Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Edenor’s acquisition of EMDERSA and AESEBA and the subsequent divestiture of certain subsidiaries of EMDERSA are subject to approval by the Argentine Antitrust Commission and, in some cases, by the ENRE and Edenor may fail to realize the anticipated benefits of the acquisitions and divestitures, and the incorporation of these companies with our distribution operations may present significant challenges.

In March 2011, Edenor acquired EMDERSA and AESEBA and several related companies, which are now our subsidiaries.  Edenor has, since then, decided to divest certain subsidiaries of EMDERSA´s business.  These acquisitions and divestitures are subject to perfunctory formal approval by the Argentine Antitrust Commission and, in some cases, by the ENRE.  Although we have submitted all required documentation to the Argentine Antitrust Commission and to the ENRE, we cannot assure you that the Argentine Antitrust Commission or the ENRE, as applicable, will authorize such acquisitions and, therefore, the acquisitions may be revoked or the divestitures may never be perfected if the relevant approvals are not granted.

In addition, the success of these acquisitions will depend in part on our ability to realize the anticipated growth opportunities and cost savings deriving from the combination of our existing distribution business and that of EMDERSA’s and AESEBA’s.  We may face significant challenges in consolidating these operations, integrating these organizations, and streamlining procedures in a timely and efficient manner while retaining key personnel from the acquired companies. The integration of the assets of EMDERSA that are not being divested by Edenor (See “Presentation of Information – Recent Developments”) and of the assets of AESEBA will be costly, complex and time consuming and will require substantial management attention.  These costs could be greater than we currently anticipate which could reduce our distribution segment´s profitability.  The integration of these businesses could also disrupt the operation of our current business and their existing businesses, or result in additional administrative procedures or regulatory oversight. It could also adversely affect Edenor´s, EMDERSA’s and AESEBA’s ability to maintain relationships with customers, suppliers, employees and others with whom Edenor may have business dealings.  If we were to incur significant integration cost overruns or if the proposed integration would materially disrupt our existing distribution business this could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance.  Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.  Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year.  Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad.  We cannot assure you that the Argentine Government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid.  Nonetheless, the adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

Item 4.   Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as an Argentine limited liability corporation (sociedad anónima) on February 20, 1945 with duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A.  In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building.  In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us.  Following this acquisition, we changed our name to Pampa Holding S.A.  As a result of the acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we engage in the generation, transmission and distribution of electricity in Argentina.  We changed our name again to Pampa Energía S.A. in September 2008.

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine Government.  Our oil and gas business is also operated under a highly regulated environment and our upstream operations are subject to the terms of concession agreements with provincial governments and joint venture agreements with our partners.  In addition, our electricity prices and our transmission and distributions tariffs are subject to regulation by Federal and respective provincial governments.  In addition, our electricity prices and our transmission and distribution tariffs are subject to regulation by the Argentine Government, acting through the Secretaría de Energía (Secretariat of Energy) and the ENRE and, in relation with certain of our distribution businesses, to relevant provincial authorities.

Pampa Energía S.A. (in English Pampa Energy Inc.) is organized as a sociedad anónima under the laws of Argentina.  Our principal executive offices are located at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  Our telephone number is + 54 11 4809 9500.  Our website address is www.pampaenergia.com.  None of the information available on our website or elsewhere will be deemed to be included or incorporated by reference into this annual report.

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of December 31, 2011, representing 7.5% of the installed generating capacity in Argentina at such date, and generated a total of 7,523 net GWh of electricity during the year ended December 31, 2011, representing 6.4% of total electricity generated in Argentina during such period.  We are also involved in different expansion projects to increase our generating capacity.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 17,700 km (including Transba) of high voltage transmission lines that, as of December 31, 2011, represented approximately 95% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (both in terms of GWh and Pesos) in 2011, based on publicly available figures released by electricity distribution companies in Argentina.

Our principal assets are divided among our electricity generation, transmission and distribution businesses, as follows:

•           Generation.  Our generation assets include:

-         HINISA and HIDISA, two hydroelectric power generation systems with an aggregate installed capacity of 653 MW located in the Province of Mendoza, which we acquired in October 2006;

-         Güemes, a thermal generation plant with an installed capacity of 361 MW located in the Province of Salta, which we acquired in January 2007;

-         Loma de la Lata, a thermal generation plant with an installed capacity of 553 MW (includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW) located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007;

-         Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007; and

-         EGGSA, a thermal generation plant with an installed capacity of 30 MW located in Piquirenda, General San Martin, in the Province of Salta, which we acquired in March 2011.

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

•        Distribution.  We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 2.7 million clients.  We acquired our controlling interest in Edenor in September 2007.  In addition, Edenor, through AESEBA, owns an indirect controlling interest in EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and in EMDERSA, which in turn controls EDESAL, EDELAR and EDESA.  EMDERSA provides services to approximately 500,000 clients and EDEN to approximately 340,000 clients.  Edenor is currently divesting certain of the subsidiaries of EMDERSA, as further described in “Presentation of Information – Recent Developments”.  Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

In addition to our principal electricity assets, we hold other non-electricity assets and investments, including our investments in Petrolera Pampa; 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS, as well as other credits against CIESA and the rights over certain lawsuits related to the debt of CIESA; a 10.0% stake of the share capital of CIESA; our investments in Bodega Loma de la Lata S.A., and our investments in Pampa Real Estate S.A.  Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

The following chart sets forth our corporate structure as of the date of this annual report.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the year ended December 31, 2011 and 2010.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts.  When one of our units supplying a contract is not being dispatched, we purchase the energy required to supply that contract from the spot market.  A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA due to declared operating costs that is higher than that of the marginal cost at that given moment.

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2.217
Market Share	0.9%	1.3%	1.2%	1.9%	2.1%	0.1%	7.5%

Net Generation 2011 (GWh)	586	406	1.846	1.185	3.434	66	7.523
Market Share	0.5%	0.3%	1.6%	1.0%	2.9%	0.1%	6.4%
Sales 2011(GWh)	873	707	2.325	1.199	4.152	66	9.322

Net Generation 2010 (GWh)	778	538	1.533	448	2.646	0	5.943
Variation Net Generation 2011 - 2010	(24.7%)	(24.6%)	20.4%	164.6%	29.8%	NA	26.6%
Sales 2010 (GWh)	1.080	851	2.172	476	3.401	0	7.981

Average Price 2011 (Ps. / MWh)	189.9	217.5	223.8	202.2	424.0	423.6	308.8
Average Gross Margin 2011 (Ps. / MWh)	62.8	44.0	64.5	58.6	29.9	121.4	47.0
Average Gross Margin 2010 (Ps. / MWh)	66.0	64.0	76.4	24.0	28.3	NA	50.1

Sources: Pampa Energía S.A. and CAMMESA

Note: Gross Margin before amortization and depreciation charges. Electricity sales do not include the GWh physical equivalents as per Note 6866/09.

1)Güemes includes results through Powerco.

2)Loma de la Lata’s installed capacity includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW.

3)The results from Central Térmica Piquirenda (“CTP”) are currently included in our distribution segment, under our subsidiary EMDERSA. On October 11, 2011, we made an acquisition offer, and this transaction is subject to EMDERSA’s spinoff (See. “Presentation of Information – Recent Developments”).

We are involved in several projects to increase the generating capacity of our generation assets within the framework of the Argentine Government’s Energía Plus regulations and other market-based pricing frameworks.  We expect that, pursuant to these regulations, we will be able to charge market prices for electricity generated through such expanded capacity (subject to maximum profit margins approved by the Argentine Government) to large customers in the WEM.  See “Item 4. Information on the Company—The Argentine Electricity Sector.”

Our Energía Plus projects include:

•         Güemes’ Open-Cycle: this project is the first of the Energía Plus expansion projects to be completed.  Construction was completed on the project in July 2008, and commercial operations began in September 2008.  The project consists of a new natural gas-powered turbo generator.  As a result of the commencement of commercial operations, Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The supplier of the new equipment was GE Packaged Power.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.

•         Loma de la Lata Project: this project consists of the expansion of Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator.  Commercial operations began in November 1, 2011.  The project consist of a new Siemens steam-turbine generator of approximately 178 MW.  As a result of the commencement of commercial operations, Loma de la Lata’s installed capacity increased by approximately 50%, reaching a total installed capacity of approximately 553 MW.  (See “Item 4 - Our Business – Loma de la Lata” and “Item 8. Legal proceedings – Legal proceedings involving Loma de la Lata”).

Other Projects

•          Central Térmica Piquirenda: According to the Complementary Agreement (as defined hereinafter) executed by Pampa Generators (as defined hereinafter), the parties must build a new power generation plant with a total capacity of 45 MW (hereinafter the “Project”). The Project is divided in two stages, the first stage consists in building the new plant with a generation capacity of 30 MW, and the second stage consists on increasing the generation capacity by incorporating the remaining 15 MW. The plant will be constructed in the premises of Central Térmica Piquirenda, which is owned by EGSSA.

The first stage of the Project was concluded according to the original schedule.  In order to begin with the second stage of the Project, EGSSA is negotiating with Energía Distribuida S.A. an offer to buy two “Man Diesel 18V32/40 PGI” engines (the “Man Engines”). The offer to buy the Man Engines is subject, among others, to the collection of the payments established in the Complementary Agreement.

Nihuiles and Diamante

History

In May 2006, we entered into a stock purchase agreement with EDF International S.A. (EDFI), a wholly owned subsidiary of Electricité de France (EDF), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante.  Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (Stein) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante.  In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante.  On that same date, we also made an offer to Nucleamiento Inversor S.A. (NISA) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante.  All of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006.  As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million.  In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA.  Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  As a result, we currently control, directly and indirectly, 56% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million.  As a result we now indirectly own 47.2% of the shares and votes of HINISA.

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

Below are charts depicting the corporate structures of Nihuiles and Diamante as of the date of this annual report:

Nihuiles

Diamante

Nihuiles

Nihuiles is a holding company that owns Class A and Class B shares representing 31% and 20%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265.2 MW and an effective capacity of 224 MW located in the Province of Mendoza.  HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation and commercialization of hydroelectric power.  In addition, HINISA owns 4.5% of the capital stock of Termoeléctrica José de San Martín S.A. and 4.5% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

The Province of Mendoza currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares.  Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares.  Assuming that the Province of Mendoza sells its 37% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA.  Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA.  As a result, such shares may be sold at a time and price per share that is adverse to our interests.  As of the date of this annual report, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA if the Province of Mendoza sells its participation in HINISA.”  We are currently monitoring circumstances with the Province of Mendoza and analyzing our situation in order to preserve all available options to us in the event of a possible sale of the capital stock of HINISA by the Province.

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

Diamante

Diamante is a holding company that owns 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388 MW located in the Province of Mendoza.  HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation and commercialization of hydroelectric power.  HIDISA owns 2.4% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.4% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

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

•         National concessions granted by the Argentine Government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems.  These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

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

•         Royalties in favor of the Argentine Government of (1) up to 2.5% of the amount used as the basis for the royalties calculation in the case of HIDISA, and (2) up to 1.5%, estimated on the same basis in the case of HINISA; and

•         Royalties in favor of the Province of Mendoza of up to 2.5% of the amount used as the basis for the royalties calculation for both HINISA and HIDISA.

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

As a result of the economic crisis in Argentina in 2001 and 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws should be converted into Pesos at an exchange rate of Ps. 1.00 = U.S. $1.00.  The indexation clauses contained in such concessions were also replaced with the “CER” (a benchmark stabilization coefficient).  Upon the conversion from U.S. Dollars to Pesos, the Peso value of the contingency fund exceeded the required funding.  As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund.  However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

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

Termination of concessions.  HIDISA and HINISA’s concession agreements may be terminated for the following reasons:

•         Breach of material contractual and legal obligations.  In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages).  Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company.  After deducting all fines, interests and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions;

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

After the termination of the concession agreements for any cause, any assets transferred to HINISA and HIDISA under the respective concession agreements shall be reassigned to the Province of Mendoza and the Argentine Government, as applicable.

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the Nihuiles System).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265 MW and effective power of 224 MW.  Since 1990, the average annual generation has totaled 893 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (586 GWh) recorded in 2011.

HINISA sells power under 237 contracts for a total of 58 MW of contracted capacity.  The current outstanding contracts were entered into between 2010 and 2011 and expire between 2012 and 2013.  We currently expect that most of these contracts will be renewed.  In 2011, 48.8% of HINISA’s sales were into the term market under the contracts described above, and 51.2% were to the spot market.  Total revenues for the year ended December 31, 2011 were Ps. 166 million, corresponding due to a generation of 586 GWh, 24.7% lower than in 2010, with a hydraulic contribution of 726 Hm3, 17.3% lower than in 2010.

The following chart shows certain relevant statistical data on HINISA:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,053	886	854	778	586
Energy Purchases (GWh)	395	370	308	302	287
Total Energy Sales (GWh)	1,448	1,256	1,162	1,080	873

Average Price (AR$ / MWh)	98.5	121.3	133.5	158.7	189.9
Average Gross Profit (AR$ / MWh)	46.2	54.1	60.3	66.0	62.8

Note: Gross Margin before amortization and depreciation charges.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the Diamante System).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388 MW.  Since 1990, the average annual generation has totaled 602 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA sells power under 181 contracts for a total of 58 MW of contracted capacity.  The current outstanding contracts were entered into between 2010 and 2011 and have expiration dates between 2012 and 2013.  We currently expect that most of these contracts will be renewed.  In 2011, 56.6% of HIDISA’s sales were into the term market under the contracts described above, and 43.3% were to the spot market.  Total revenues for the year ended December 31, 2011 were Ps. 154 million, for a net generation of 406 GWh, 24.6% lower than in 2010, with a hydraulic contribution of 690 Hm3, 31.3% lower than in 2010.

The following chart shows certain relevant statistical data on HIDISA:

	2007	2008	2009	2010	2011
Net Generation (GWh)	700	617	600	538	406
Energy Purchases (GWh)	356	351	327	313	301
Total Energy Sales (GWh)	1,056	968	927	851	707

Average Price (AR$ / MWh)	118.0	142.4	160.6	183.2	217.5
Average Gross Profit (AR$ / MWh)	50.8	56.7	65.4	64.0	44.0

Note: Gross Margin before amortization and depreciation charges.

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

In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of Güemes for a total purchase price of U.S. $16.6 million.  In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (Dilurey), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco, a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of Güemes, and (2) an additional 8% of the capital stock of Powerco.  On June 9, 2010 Dilurey changed its name to Pampa Inversiones S.A. (Pampa Inversiones).  In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of Güemes, pursuant to which Mr. Peralta and we had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta.  In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000.  In September 2007, Loma de la Lata, one our wholly owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by Güemes, which were subsequently converted into ordinary shares (representing 74.19% of Güemes’ total voting capital stock).  In addition, on October 3, 2008, we acquired all of the shares of the Güemes employee stock ownership program (representing 2.58% of Güemes’ total voting capital stock), and as a result we currently hold directly and indirectly 92.26% of Güemes’ total voting capital stock.

Aside from our ownership interest in Güemes, the Argentine Government owns 7.75% of Güemes’ voting capital stock.  Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,643	1,724	1,699	1,533	1,846
Energy Purchases (GWh)	123	252	521	640	480
Total Energy Sales (GWh)	1,766	1,976	2,220	2,172	2,325

Average Price (AR$ / MWh)	86.0	167.5	197.5	233.0	223.8
Average Gross Profit (AR$ / MWh)	27.4	62.8	77.9	76.4	64.5

Note: Gross Margin before amortization and depreciation charges. It includes results through Powerco.

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine.  Güemes had net production of 1,846 GWh in 2011.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and due to its geographical location it is able to receive gas from Bolivia.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW (245 MW of nominal capacity) and an average availability level of net production of 1.7 million MWh per year.  Güemes steam turbine combustion equipment is comprised of two Skoda steam turbines with a gross capacity of 63 MW (60 MW of nominal capacity) each and a third Skoda steam turbine with a gross capacity of 135 MW (125 MW of nominal capacity).  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local term market, to the Energía Plus market (see “Güemes - Expansion Project” below) and for export.  During 2011 Güemes sold 612 GWh to the local term market under 39 contracts representing a total of 95,4 MW of contracted capacity, 578 GWh to the Energía Plus market (see “Güemes - Expansion Project” below), and 25 GWh in relation to its export contract.

Güemes entered into an electricity export agreement with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) for the sale of 150 MW of generation to support CEMSA’s sales to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República del Uruguay (UTE).  This agreement, executed in February 2003 with an original term of two years, was later extended until October 31, 2009.  In November 2009, Güemes renegotiated the agreement including new pricing terms. The Agreement expired on December 31, 2011.

On January 10, 2012, Güemes sent UTE an offer for the execution of an electricity export agreement for up to 150 MW to be in force from February 1, 2012 to July 31, 2013. UTE accepted such offer on March 23, 2012 (hereinafter the “Export Agreement”). The Export Agreement is conditioned to the granting of the authorizations required under Argentine and Uruguayan law.  According to the Export Agreement, UTE must program its requirement weekly and call for such export on a daily basis which will be subject to the confirmation of Güemes and to the confirmation from CAMMESA of the surpluses that may be exported.

Additionally, on April 11, 2012, Güemes requested to the Secretariat of Energy the granting of the corresponding authorization under Law N°24,065 in order to obtain an exportation permission. As of the date of this annual report, the Secretariat of Energy has not granted such authorization.

Güemes’ current installed generation (361 MW) has an estimated maximum gas consumption level of 2,250 dam3/day, which is a measure of the volume of gas consumed in a day.  One cubic decameter per day is equal to 1,000 cubic meters per day.  Güemes is currently a party to a contract with Pan American Energy that provides for a monthly variable volume.  In September 2010, an agreement was entered into with ENARSA for the provision of gas imported from Bolivia.  During 2011, Güemes kept the agreement with ENARSA for an Agreed Daily Maximum Quantity of 500 dam3 per day. This amount increased to 700 dam3 per day in June 2011 when the Juana Azurduy gas pipeline began to operate.  With respect to gas transportation contracts, Güemes is currently a party to a 350 dam3 per day firm transportation contract with Transportadora de Gas del Norte S.A. (TGN) that is scheduled to expire in 2027, a 500 dam3 per day distribution contract with Gasnor that is scheduled to expire in May 2012, a 250 dam3 per day firm transportation contract (also with Gasnor) which expires in 2013 and finally a 440 dam3 per day non – firm gas transportation contract with Gasnor which expires in April 2012 with an automatic renewal.  Güemes is currently analyzing alternatives with Gas Plus and renegotiating a contract renewal with ENARSA.

In 2011, Güemes’ generation depended on electricity demand in the Provinces of Salta and Jujuy, on new generation capacity available in that region and on transmission restrictions.  A new 132 KV transmission line linking Cobos with Salta Norte became operational in 2011 and permitted the dispatch of one of the 63 MW steam turbines as base load.  Additionally, Güemes is able to dispatch its full installed capacity without restrictions through the new North West Region to North East Region (NOA-NEA) 500Kv. high voltage transmission line that became operational on August 2011.

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

Construction was completed on the project in July 2008, and commercial operations commenced in September 2008.  Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.  Our investment in this expansion project totaled approximately U.S. $65 million (See “Our Business – Our Generation Business”).

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

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with a capacity of 178 MW (currently operating at 165MW) and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 1,185 GWh in 2011.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,772	1,745	926	448	1,185
Energy Purchases (GWh)	27	72	26	29	14
Total Energy Sales (GWh)	1,799	1,817	952	476	1,199

Average Price (AR$ / MWh)	81.5	106.4	136.1	192.7	202.2
Average Gross Profit (AR$ / MWh)	18.1	27.5	24.2	24.0	58.6

Note: Gross Margin before amortization and depreciation charges.

Loma de la Lata expansion project

The Company has recently initiated the commercial operations of Loma de la Lata project, which involved the expansion of generation capacity in Loma de la Lata in approximately 165 MW (originally 178 MW) by converting the plant into a generating combined cycle unit. The project increased the capacity of Loma de la Lata in approximately 50% without the need for additional gas consumption, resulting in greater efficiency. For the expansion above mentioned, the Company has entered into two Project Agreements.

Project Agreements

In 2007 Loma de la Lata entered into certain agreements in order to procure and build an expansion of its Loma de la Lata Power Plant through the conversion to a combined cycle by adding three heat recovery steam generators and one steam turbine of 178 MW (the “Project” or the “Expansion”). For such purpose, on September 6, 2007 Loma de la Lata entered into (i) a construction turnkey contract (as amended, the "Construction Agreement") with a joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively, the "Builder" or "Contractor"), and (ii) a contract to supply materials, equipment and spare parts from abroad in connection with the project (as periodically amended, the "Supply Agreement" and together with the Construction Agreement, the "Project Agreements") with a Joint Venture formed under Law N°18/1.982 of Spain between Isolux Ingeniería SA and Tecna Proyectos y Operaciones S.A. ("Supplier" and together with the Builder, the " the Project Counterparties").

Under the Construction Agreement, it was expected that commercial operation of the Project would begin in June 2010, the time that was set for the delivery of the formal provisional acceptance of the Loma de la Lata plant under the Project Agreements. Due to different problems, mostly due to the Contractor such as delays in compliance and labor disputes, December 5, 2010 was agreed as the new date for the beginning of commercial operations.

Despite the new settled date, new delays by the Project Counterparties occurred and, in addition to this on February 8, 2011, an operational error, along with an error in design, took place causing several damages on the steam turbine, and caused further delays in startup (the “February 8 Event”).  Consequently, it became necessary to undertake a comprehensive repair of the steam turbine and other parts, which included the performance of tests and an integral review of the turbine.  One of the damages was caused in the turbine rotor, which was repaired but will have to be replaced in no more than three years from the beginning of the commercial operation based on the recommendation of the manufacturer.

In this context, on March 30, 2011 the Project Counterparties made an offer to Loma de la Lata (the “Offer”) which provided (i) the necessary mechanisms to be adopted in order to repair the damages, and (ii) the steps to be followed in order to initiate the commercial operation of the Project.

In connection with the February 8 Event, Loma de la Lata filed the correspondent claims before the insurance companies in order to be compensated for the loss of profits and for the additional financial and administrative costs incurred in connection with the delay on commercial operation of the Expansion, in an amount that remains to be determined. See "- Insurance Claim" below.

Under the terms and conditions of the Offer, the Project Counterparties granted Loma de la Lata, upon the delivery of the formal provisional acceptance of the Expansion pursuant to the terms of the Construction Agreement, an exceptional discount in an amount equal to the amount of the last payment to be made under Project Agreements and including an adjustment calculated in the manner provided under the Construction Agreement. The total discount (including the adjustment) was valued at U.S.$ 18 million.  The offer was accepted by Loma de la Lata.

In August 2011, while repairs of the turbine were still taking place, the Project Counterparties informed Loma de la Lata that Siemens, the turbine manufacturer, had detected some defects on the steam turbine’s that generated vibrations in the last stage blades in other turbines of the same type installed in other power plants. This generated the need for additional modifications to the turbine which would imply a restriction on the power to be produced until the redesign and reengineering of the extracted blades was performed, which was estimated to take at least two years. In that context the last stage blades were replaced by a baffle plate, which further delayed the Project’s commercial operation date.

Finally, the commercial operation of the Expansion began on November 1, 2011, with a provisory baffle plate and with a power of 165 MW, 10.73 MW less than the original power guaranteed by the Project Counterparties under the Project Agreements (175.73 MW). The provisional blade wheel will be replaced when the Project Counterparties and the turbine supplier find a solution to the problem. Additionally, it is estimated that the process of replacing  the blades will take about a month.

The Project had a total cost of approximately U.S.$ 230.3 million plus VAT, excluding financial capital costs.

In addtion, the Project Agreements provide the application of certain compensations for delays or failures attributable to the Contractor for not delivering the Project in due time or for not reaching the values (power and boilers’ counter-pressure) guaranteed by the Project Counterparties.

Insurance Claim

During construction of the Expansion, Loma de la Lata and the Contractor were co-insured under a construction and installation insurance policy, each in respect of its own interest: the Contractor is covered against damages on property and Loma de la Lata is covered against the loss of profits.

In connection with the February 8 Event, Loma de la Lata is making the necessary filings before the insurance companies and following the usual processes in order to  be compensated for the delay in commercial operation of Expansion. After reporting the incident, Loma de la Lata has answered certain inquiries from the insurance companies and received visits from their representatives. Despite the fact that this process is long because of the complexity of the Project, the type of the incident and the magnitude of the damage, the insurance companies have accepted the claim and have made advance payments to the Contractor as compensation for the material damages and to Loma de la Lata for the business interruption.

On March, 2012 Loma de La Lata collected from the insurance companie an initial cash advance of Ps. 32.7 million as compensation for the business interruption and currently is requesting a second advance for the same amount that insurance companies have not responded yet. Please see “Item 8. Financial Information - Legal Proceedings”.

Agreements in connection with the Loma de la Lata Expansion Project

On October 4, 2009 Loma de La Lata entered into an agreement with CAMMESA to sell CAMMESA a part of the net power capacity resulting from the expansion project and the corresponding generated electricity.  This agreement covers a minimum of 50% of the net capacity generated by the Expansion Project, with the final percentage to be determined at the time commercial operation begin and will depend on the amount of credits, from Loma de La Lata’s or third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the Expansion Project.  The agreement sets a capacity payment of U.S.$ 33,383 per MW-month and an energy payment of U.S.$4 per MWh. The term of the agreement is 10 years from the date in which commercial operation begin.  Loma de la Lata intends to sell the remaining electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program.

Natural gas supply

To be able to sell the electricity generated by the Loma de la Lata expansion project within the Energía  Plus  market and under the agreement with CAMMESA rather than in the spot market (as described above), Loma de la Lata will need to have firm gas supply contracts in place at the time it begins commercial operations.

Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name.  This gas field is 100% owned by YPF, the largest oil and gas company in Argentina.  The Loma de la Lata gas field delivers approximately 33,000 dam3 per day.  Loma de la Lata’s maximum gas consumption is estimated at approximately 2,800 dam3 per day.  Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field and is able to enter into gas supply agreements with gas producers other than YPF and then swap them with YPF in exchange for gas at the site.

Because the Loma de la Lata’s expansion project will help reduce the consumption of fuel oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through to customers, in its variable cost of production, the cost of gas that Loma de la Lata purchases through the Gas Plus scheme.  The Gas Plus is a program launched by Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields.  As stated in Resolution 24/08, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy.  The authorized prices of gas under the Gas Plus program as of the date of this annual report (U.S. $5.00 per MM BTU to U.S. $5.22 per MM BTU) are higher than the regulated gas prices for thermal generation.  As a result of this agreement, the Company, and Loma de la Lata in particular, will become an important consumer of gas obtained under the Gas Plus program in Argentina.

As of the date of this annual report, Loma de la Lata is a party to the following gas agreements:

•         Firm gas supply agreements with Apache Energía Argentina S.R.L. for up to 800 dam3 per day and 595 dam3 per day, both expiring in 2013,

•         Firm gas supply agreements with Petrobras Argentina S.A. for up to 400 dam3 per day expiring 15 months from the commercial operations date of Loma de la Lata, and for up to 228 dam3 per day expiring 4 years from the commercial operations date of Loma de la Lata’s expansion project,

•         Firm gas supply agreement with Pan American Energy LLC Sucursal Argentina for up to 800 dam3 per day expiring in December 2012,

•         Firm gas supply agreements with Petrolera Pampa for up to 172 dam3 per day expiring 4 years from the commercial operations date of Loma de la Lata’s expansion project, and for up to 105 dam3 per day expiring in 2013, and

•           Transportation agreements with TGS and Transportadora de Gas del Norte S.A. (TGN), which allows Loma de la Lata to receive natural gas from natural gas producers other than YPF and to store gas if for any reason the plant is not able to burn the gas assigned.  Instead of returning the gas to the gas producer, the gas is “stored” in the pipeline.

Piedra Buena

History

In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of MatlinPatterson for the acquisition of 100% of the capital stock of IBP, which in turn holds 100% of the capital stock of Piedra Buena, which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers from the City of Buenos Aires.  The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

Operations

Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each.  Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well).  The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS.  Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded.  Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system.  In addition, Piedra Buena has its own facilities at the Bahía Blanca port, and although Piedra Buena shares these facilities with other companies, it has a priority access right to use the port’s loading facilities.  Piedra Buena sells electricity to the spot market and the local term market.  During 2011 Piedra Buena sold 1,010 GWh to the local term market under 266 contracts for a total contracted capacity of 165 MW.  Piedra Buena has an estimated maximum fuel consumption of 3,900 dam3 per day when running on natural gas and 3,400 tons per day when running on fuel oil.  Piedra Buena had a net production of 3,434 GWh in 2011.  Of this amount, Piedra Buena generated 1,092 GWh of electricity using natural gas and the remaining 2,342 GWh using fuel oil, consuming a total of 347,764 dam3 of natural gas and 631,663 tons of fuel oil.

The following chart shows certain relevant statistical data on Piedra Buena:

	2007	2008	2009	2010	2011
Net Generation (GWh)	3,035	3,312	2,390	2,646	3,434
Energy Purchases (GWh)	10	415	808	755	718
Total Energy Sales (GWh)	3,045	3,727	3,198	3,401	4,152

Average Price (AR$ / MWh)	198.8	261.3	255.2	398.5	424.0
Average Gross Profit (AR$ / MWh)	10.1	20.4	13.8	28.3	29.9

Note: Gross Margin before amortization and depreciation charges.

The price of the electricity generated with fuel oil is regulated by the Secretariat of Energy.  In addition, in 2008, the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil and financed by the generators.  The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50/barrel plus an additional 10% of the total purchase cost for financial and administrative charges.  In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators.  In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil.  Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, plus the 10% for administrative and financial expenses, plus the shipping cost.  In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% for administrative costs, plus the cost of shipping.

In April 2011 the Secretariat of Energy instructed CAMMESA to recognize to generators a price of 62 US$/bbl for fuel oil produced with crude oil owned by refineries. In case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be the minimum between the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the price of Escalante crude oil for the domestic month plus 16,50 US$/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% of US$/bbl for administrative costs, plus the cost of shipping.

As of the date of this annual report, Piedra Buena is party to an interruptible gas supply contract with Powerco (4,000 dam3 per day) and non-firm agreements with certain producers which are dependent on the availability of gas of those producers (Pan American Sur, Total Austral) at the time Piedra Buena requires it.  Piedra Buena is also a party to an interruptible gas transportation contract with Camuzzi Gas Pampeana for a daily-variable capacity, and to interruptible gas transportation contracts with TGS for up to 3,600 dam3 per day.  Piedra Buena also is a party in firm natural gas transportation capacity agreements for 181 dam3 per day with Powerco, and for another 181 dam3 per day with TGS.

Our Transmission Business

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC to acquire 68,400,462 shares of Transelec Argentina S.A. (Transelec), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million.  Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina.  Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders.  The remaining 50% of Citelec’s capital stock was more recently acquired equally by Electroingeniería S.A. (Electroingeniería), which in turn transferred its participation to Grupo Eling S.A. and the Argentine state-owned company, Energía Argentina S.A. (Enarsa).  The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani  upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

Transener was privatized in July 1993, when Citelec was awarded the Argentine Government’s controlling stake in Transener.  In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires.  Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina.  Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 11,664 km Transener also indirectly owns and operates one of the six regional transmission networks in Argentina, the Transba network.  The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,110 km.

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

Transelec, Electroingeniería and Enarsa have entered into an operating agreement under which each of Transelec, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, Transelec, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2011 represented approximately Ps. 6.0 million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2011, were Ps. 323.3 million (Ps. 161.7 million on proportional consolidated basis), representing 51.5% of Transener’s consolidated net revenues for such period.

In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses.  Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project.  Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999, and that ends in December 2014.  Following the adoption of the Public Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement.  In December 2008 by means of Resolution 653/08, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008.  Because the ENRE did not set an adjustment procedure for these payments, Transener submitted an administrative claim.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011 the ENRE (Resolution 150/11) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), in effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011 Transener formally requested clarifications as the new resolution failed to include retroactive interests.  The response to this request is pending.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to Resolutions 653/08 and 150/11 above mentioned.  The response to this request is also pending.  On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2011, were Ps. 116.9 million (Ps. 58.4 million on proportional consolidated basis), representing 18.6% of Transener’s consolidated net revenues for such period.

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

•           priority maintenance and construction work required under Resolution No. 1/03 of the Secretariat of Energy and its modifications and amendments;

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

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2011, were Ps. 188.0 million (Ps. 94.0 million on proportional consolidated basis), representing 29.9% of Transener’s consolidated net revenues for such period.

Tariffs

The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE in accordance with such concession agreements and with Argentine Law No. 24,065 (the Electricity Law) and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations.  Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing.  The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index).  The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE.  However, the Public Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed.  Transener completed its first tariff review process in 1998, but as a consequence of the Public Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) was replaced by the renegotiation process contemplated by the Public Emergency Law.  In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine Government.  These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Revisión Tarifaria Integral (Integral Tariff Review, or the Transener RTI), pursuant to which rules Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.  These agreements also provide rules for the full tariff review to be conducted by the ENRE.

Transition period rules

The following is a brief summary of the principal rules for the transition period:

Tariffs.  Transener received an average tariff increase of 31% and Transba received an average tariff increase of 25%, commencing on June 1, 2005. See “Electricity prices and tariff – Tariff”.

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

Cost increases and the Instrumental Agreements

Transener and Transba requested ENRE to readjust their respective tariffs taking into account the impact of the salary increases resulting from the application of Decrees No. 392/03, 1347/03, 2005/04 and 1295/05 and the increases in operating costs that Transener and Transba have incurred since December 2004.  For this purpose, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration.  On July 31, 2008, the ENRE adopted Resolutions No. 328/08 and No. 327/08, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases.  The adjusted tariffs are effective retroactively as from July 1, 2008.  Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) does not match the real cost increase incurred as of 2004, Transener and Transba have submitted administrative claims seeking to be compensated for this difference.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in definitive agreements (the “Definitive Agreements”) for such purpose.  In that sense, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, which led to the initiation of judicial claims by the companies.  The Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Service Contracts Unit, or UNIREN) has stated that the mechanism for the monitoring of costs and the regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, that the delay in the definition of such process was not attributable to Transener and Transba and it could not lead to undermine their rights.

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

(iv)               an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii), and

(v)                 a procedure for the updating and payment of cost variations incurred from December 1, 2010 to December 31, 2011, calculated biannually.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2011, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 27.6 million and Ps. 61.9 million and interest income amounting to Ps. 31.7 million and Ps. 80.7 million, have been registered by Transener and Transba during fiscal years ended December 31, 2011 and 2010, respectively.

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

On May 12, 2009 Transener and Transba entered into Financing Agreements with CAMMESA for an amount of Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, extensions of the above-mentioned agreements were subscribed for an amount up to Ps. 107.7 million and Ps. 42.7 million, for Transener and Transba, respectively (Addendas I).

On May 2, 2011 new extensions of the Financing Agreements (Addendas II) were entered into with CAMMESA, which provide the following: i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period June 2005 – November 2010 would be granted, and iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addendas II.

However, such commitments mentioned in ii) above, have not been fully complied with since as of December 31, 2011 the amounts received from CAMMESA reached 21% of the corresponding amounts for variations of costs from June 2005 to November 2010, and no amount adjusted by the remuneration adjustment that should have been applied from December 1, 2010 up to December 31, 2011 has been received.

The outcome of the Transener RTI, however, is highly uncertain as to both its timing and final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

Full Tariff Review (Transener RTI)

According to the terms of the Transener’s agreement with the Argentine Government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities, and the rate of return and capital base.  The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.

If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

In August 2005 Transener and Transba presented their respective tariff proposals for the new tariff regime to be implemented in February 2006 and May 2006, respectively.  However, on January 13, 2006, the ENRE issued Resolution No. 60, postponing the public hearing that was originally scheduled for February 23, 2006.  Subsequently, the ENRE issued Resolution No. 423/06 extending the application of the tariff scheme and the other transition period rules from February 1, 2006 (in the case of Transener) and from May 2006 (in the case Transba) until, in each case, the conclusion of the Transener RTI process.  On June 6, 2007, in accordance with the terms of the Transener’s agreement with the Argentine Government and Law No. 24.065, the ENRE requested that Transener and Transba submit their respective tariff proposals.  In September 2007, Transener and Transba again presented their respective tariff and regulation proposals to the ENRE for the five-year period from 2008 to 2013.

On July 30, 2008, the Secretariat of Energy adopted Resolutions No. 869/08 and No. 870/2008, which established that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  Pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 4 and 3, 2008, respectively.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Energy Secretariat in its Resolutions No. 869/08 and 870/08 whereby new tariff schedules had to be approved in February 2009.  In October 2009, the two companies filed actions with the courts for the protection of their constitutional rights on grounds of the delay by ENRE to call the Public Hearing and institute the RTI process, and to ask the court to order the ENRE to inform the reasons for the delay and to set a new deadline for establishing the new tariff schedule.  On April 27, 2010, a ruling was issued by a federal court requiring the ENRE to respond to the requests of the two companies, using the information filed on December 3, 2008, within the term of 20 days. The ENRE appealed the ruling. On December 21, 2010, while the appeal was still pending, we entered into the Instrumental Agreements with the ENRE. As a result of the execution of the Instrumental Agreements, we dropped our claim against the ENRE.

Considering that the Instrumental Agreements expired on December 31, 2011, Transener and Transba believe that they would be in a legal position to re-submit their claims against the ENRE in order to obtain a new tariff pursuant to the RTI.  See “Risk Factors – Risks related to our Transmission business - If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations”.

The Transener Concession Agreement

Transener entered into a concession agreement with the Secretariat of Energy on July 16, 1993.  Transener’s concession grants Transener the exclusive right (subject to certain limitations described below) to provide service of high voltage electricity transmission throughout the Transener network until July 17, 2088.  The Argentine Government may grant Transener an extension of the concession for up to ten years at no additional cost, provided that Transener requests such extension at least 18 months prior to the expiration of the concession.  If such extension is granted, the Argentine Government is entitled to terminate the exclusivity of the concession.

Under the terms of the Transener concession agreement, Transener is required to, among other things, transmit high voltage electricity in compliance with certain quality standards, provide access to existing transmission capacity in the Transener network to WEM agents, comply with social security and environmental regulations and operate and maintain the transmission system in compliance with required quality standards.  In addition, the Transener Concession Agreement requires Transener to monitor the expansions of the Transener Network, inform CAMMESA of any new connections to the Transener Network, provide CAMMESA with information required for the administration of the WEM and process any request for expansion to the Transener Network.

The 95-year term of the Transener concession is divided into nine management periods.  The first management period, which began in 1993, has a 15-year term and each subsequent management period lasts ten years.  At least six months prior to the commencement of each ten-year management period, the ENRE is required to call for bids for the purchase of the controlling stake in Transener (represented by Transener’s Class A shares).  The then current owner(s) of the controlling stake in Transener may submit (under seal) their valuation of the controlling stake in Transener and, if their valuation is greater than or equal to the amount of the highest bid submitted by other parties, the owners of such controlling stake will retain ownership of such interest in Transener without making any payment to the Argentine Government.  Consequently, if the owner(s) of the controlling stake in Transener wish to retain control at the end of any management period, they may bid an amount that would ensure their continued control without incurring any additional cost as a result of such bid.  In the event another bid exceeds that of the then current owners of the controlling stake in Transener, the party submitting such bid would receive the controlling stake in consideration for the submitted bid amount, which would be paid to the then current owners of the controlling stake in Transener.  Transener’s rights and obligations under its concession agreements will not be affected by any change in the ownership of the controlling stake.  As of the date of this annual report, the Transener Concession Agreement is in its second Transener Management Period, which is scheduled to end on July 2018, although Transener has requested that the ENRE extend the first Transener Management Period for five years after the completion of the Full Tariff Review in accordance with the Transener Definitive Agreement.

The transmission service provided by Transener is granted on an exclusive basis because it is considered a natural monopoly.  If technological innovations could make the provision of such service under competitive conditions actually practicable, the Argentine Government reserves the right to terminate the exclusivity of Transener’s concession.  Such right by the Argentine Government may only be exercised at the beginning of each management period provided that notice of such exercise is communicated to the then current owners of the controlling stake in Transener no later than six months prior to the commencement of the following management period.

The Argentine Government may terminate the Transener concession only if Transener enters into bankruptcy, and Transener may terminate the concession agreement if the government breaches the terms of the concession.  In addition, Transener’s concession includes a pledge in favor of the Argentine Government of all of the Transener Class A Shares held by Citelec, which constitute a controlling stake in Transener.  Upon the occurrence of certain events of default specified in the concession agreement (including, among others, if (1) penalties in any 12-month period exceed 5% of our total regulated revenue during such 12-month period; (2) a transmission line or connection equipment is out of service for more than 30 days; or (3) the Transener network has on average, more than 2.5 forced outages per 100km over a 12-month period) or (4) a transformer is out of service form more than 60 days), the Argentine Government may enforce the pledge on the Class A Shares and sell the controlling stake in Transener in a public bidding process in which the holders of such controlling stake will not be allowed to participate.  However, the enforcement of the pledge does not cause the termination of Transener’s concession.  The concession could only be revoked if Transener is declared bankrupt (in which case, the Argentine Government would have the right under the concession to foreclose its pledge over the Class A shares).

The Transba Concession Agreement

The Transba concession agreement, which is similar to Transener’s concession agreement, was entered into by Transba and the Secretariat of Energy on July 31, 1997.  Transba’s concession grants to Transba an exclusive right to provide service of electricity transmission throughout the Transba network until August 1, 2092.  The Argentine Government may grant Transba an extension of the concession for up to 10 years with no additional cost, provided that Transba requests such extension at least 18 months prior to the expiration of the concession.  If such extension is granted, the Argentine Government is entitled to terminate the exclusivity of the concession.

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

Transba’s concession is also similar in other material respects to Transener’s concession and provides for, among other things, nine management periods of ten years each (or, in the case of the first such management period, 15 years) commencing on the date of Transba’s concession agreement, a bidding procedure with respect to controlling stake in Transba and termination provisions similar to those included in Transener’s concession agreement.  In addition, Transba’s concession agreement also provides for a pledge in favor of the Argentine Government of all of Transba Class A Shares that are held by Transener, which constitute the Transener’s controlling stake in Transba.  Upon the occurrence of certain events of default, specified in Transba’s concession agreement (including, among others, if (1) penalties in any 12-month period exceed 15% of Transba’s total revenues, (2) a transmission line is out of service for more or connection equipment is out of service for more than 30 days, or (3) the Transba network has on average more than seven forced outages per 100 km over a 12-month period) or (4) a transformer is out of service for more than 45 days), the Argentine Government may enforce the pledge on the Class A shares of Transba held by Transener and sell such shares in a public bidding process, pursuant to which Transener would lose its controlling stake in Transba.

Property, plant and equipment

As of December 31, 2011, Transener operated and maintained the following assets throughout twenty provinces in Argentina:

Transmission Lines
500 kV	11,096 km
220 kV	568 km
Connection Equipment
500 kV linkage	36
220 kV linkage	4
132 kV linkage	92
Transformation Equipment
Capacity	13,100 MVA
Reactive Equipment
Capacity	13,858 MVAr

                As of December 31, 2011, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5,536 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	59
66 kV	6
33 kV	186
13,2 kV	311
Transformation Equipment
Capacity	5,277 MVA
Reactive Equipment
Capacity	125,5 MVAr

Our Distribution Business

Electricidad Argentina (EASA)

EASA is the holding company of Edenor, our main distribution subsidiary.  In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (DESA) and IEASA S.A. (IEASA), which collectively held 100% of EASA’s capital stock, in exchange for new shares of our capital stock.  The total number of shares of our capital stock to be received by the indirect EASA shareholders was subsequently adjusted pursuant to the terms of a stock subscription agreement entered into in July 2007.  Following the receipt of a fairness opinion and the favorable review by our audit committee, the terms of such transaction were approved by our shareholders at a meeting held on August 30, 2007.  The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA.  On March 28, 2011, DESA and IEASA merged, the surviving company being IEASA.

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

In April 2007, Edenor completed the initial public offering of its Class B common shares, in the form of shares and ADSs.  Edenor’s ADSs are listed on The New York Stock Exchange under the symbol “EDN”, and its Class B shares are listed on the Buenos Aires Stock Exchange under the same symbol.  Following the initial public offering, EASA continues to hold 51.54% of Edenor’s common stock (in the form of Class A shares), and substantially all of the remaining 48.46% of Edenor’s common stock is held by the public.

In accordance with the terms of Edenor’s concession, EASA has pledged its 51.54% stake in Edenor to the Argentine Government to secure the obligations set forth in the concession.  See “Empresa Distribuidora y Comercializadora Norte (Edenor)—Edenor’s Concession—Pledge of Class A Shares.”

Empresa Distribuidora y Comercializadora Norte (Edenor)

Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2011.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2011, Edenor served 2,698,548 customers.

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

In September 2005, Edenor entered into the Adjustment Agreement.  The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine Government granted Edenor an increase of 28% in its distribution margin, subject to a cap in the increase of Edenor’s average tariff of 15%, to be allocated solely to Edenor’s non-residential customers (including large users that purchase electricity in the wheeling system).  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the Edenor RTI.  See “—Tariffs.”

Term.  Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period at Edenor’s request.  The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods.  However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI.  The remaining ten-year periods will run from the expiration of the extension of the initial management period.  In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51.54 % of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake.  If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid.

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

Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI.  The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments.  For the year ended on December 31, 2008, Edenor recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments.  Edenor did not record any adjustments in 2009, 2010 and 2011.  As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay approximately Ps. 361.6 million in accordance with the payment plan provided for in the Adjustment Agreement, although Edenor cannot be certain of the amount, if any, that will ultimately be forgiven.  This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.  In 2011, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 81.1 million, which represented 3.6% of Edenor’s energy sales.  As of December 31, 2011 Edenor’s accrued fines and penalties imposed by the ENRE amounted to Ps. 542.2 million, as compared to Ps. 455.4 million as of December 31, 2010.

Pledge of Class A shares.  In accordance with the concession, EASA has pledged its 51.54% stake in Edenor to the Argentine Government to secure the obligations set forth in the concession.  The Adjustment Agreement extends the pledge to secure the obligations under that agreement as well.  The Argentine Government may foreclose its pledge over the Class A shares and sell them in an public bidding process if any of the following occur:

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh.  In 2011, Edenor collected Ps. 867.1 million through PUREE (Programa de Uso Racional de la Energía Eléctrica) funds.  On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009.  The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretariat of Energy. The new price charts aimed to reduce the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh.  The modification to the ENRE rate charts did not have any effect on Edenor’s VAD.  The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine Government.  As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/08. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

Edenor’s concession authorizes it to charge a distribution margin (VAD) for its services to seek to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base.  Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indexes.  However, the Public Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses.  As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

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

Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007.  The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007.  As of December 31, 2011, Edenor had invoiced Ps. 9.7 million of this amount.

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

As of January 23, 2012, Edenor had submitted to the ENRE eight requests from CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011- October 2011	November 2011	7.721%
Cumulative:		61.986%

As of the date of this annual report the ENRE has not yet responded to these requests (other than the request submitted in May 2008, which it authorized, but it has not approved a new tariff scheme including this tariff increase) and therefore Edenor is unable to reasonably estimate the amount receivable pursuant to the submitted requests in its consolidated financial statements until approval is granted by ENRE.  Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant Edenor these increases in full, or at all, or if granted, that Edenor will be able to bill its customers or otherwise recover these increases from other sources of payment (such as PUREE).  These increases, and any further increases granted under the CMM, will remain in force until the approval of a new tariff structure under the RTI.

As of December 31, 2011 and 2010 the amounts collected through the PUREE by Edenor, amounted to Ps. 867.1 million, and are disclosed in our consolidated financial statements under other “non-current liabilities”. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA (Resolution N° 1037/07 of the Secretariat of Energy) in order to reimburse Edenor for the amounts owed to Edenor under CMM increases not yet reflected in our distribution margin. As of December 31, 2011, we recorded Ps. 61.6 million under “other current liabilities”, which correspond to amounts collected through PUREE by its subsidiary EDEN.

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

These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI, with the ENRE under the Adjustment Agreement.  The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return.  Pursuant to Resolution No. 434/07 of the Secretariat of Energy, the new tariff structure under the Edenor RTI was supposed to take effect in February 2008.

On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/08, which modifies Resolution No. 434/07, and establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009.  In addition, Resolution No. 865/08 stated that in the event that the Edenor RTI results in an increase of the effective electricity tariffs, such increase would take place in three stages: one in February 2009, another in August 2009 and another in February 2010.

As of the date of this annual report, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI, which was expected to be in effect since February 1, 2009.

On November 12, 2009, Edenor submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/08.  The proposal included, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to their customers (such as taxes on financial transactions), a revised analysis of its distribution costs, modification to its quality of service standards and penalty scheme and, finally, a revision of its asset base and rate of return.  The presentation included three different scenarios and related tariff proposals:  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect.  Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Representative Electric System” (Sistemas Eléctricos Representativos)), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.  It was assumed in each scenario that the tariff increase would be implemented in three equal semiannual installments.

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

The delays in obtaining tariff increases, recognition of cost adjustments requested by Edenor in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of our subsidiary and has raised substantial doubt with respect to its ability to continue as a going concern.  The Company's management's plans in response to these matters are described in Note 20 to the consolidated financial statements.  However, Edenor's financial statements as of and for the year ended December 31, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

Customers.  As of December 31, 2011, Edenor served 2,698,548 customers.  Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2011, this category accounted for approximately 41% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW.  In 2011, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2011, this category accounted for approximately 9% of Edenor’s electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2011, this category accounted for approximately 17% of Edenor’s electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  As of December 31, 2011, the total number of such large users was 682, and in 2011 this category represented approximately 21% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2011, this category accounted for approximately 5% of Edenor’s electricity sales.

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

Shantytowns.  In accordance with the terms of its concession, Edenor supplies electricity to low-income areas and shantytowns located within its service area.  In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns.  Under this agreement, Edenor is compensated for the service Edenor provides to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown.  In addition, Edenor is compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement.  The term of the Framework Agreement was four years, commencing from January 1, 2003, which could be renewed for another four-year term if the parties agreed.  The Framework Agreement expired on December 31, 2006.  On October 26, 2006, Edenor entered into a Payment Plan Agreement with the government of the Province of Buenos Aires that established the conditions pursuant to which the Province of Buenos Aires would honor its obligation to Edenor amounting to Ps. 27,114, for the period from September 2002 to June 2006, which the Province agreed to verify in accordance with the provisions of the new Framework Agreement. In addition, the Province agreed to pay the debt and resulting from this verification, in 18 equal, consecutive and monthly installments.

On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine Government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007 (the “Amended 2003 Framework Agreement”).  The Argentine Government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009.

Pursuant to the Amended 2003 Framework Agreement, we received from the Argentine Government Ps. 20.0 million, Ps. 19.3 million and Ps. 7.14 million between November and December 2009, between March and December 2010 and between January and December 2011, respectively, and during 2012, we have received Ps. 21.0 million.

Our receivables for amounts accrued with the Province of Buenos Aires but not yet paid for the supply of energy to shantytowns under the current framework agreement amounted to Ps. 54.3 million as of December 31, 2011, Ps. 33.0 million as of December 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.

In March 2010, Edenor signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to it by the Province of Buenos Aires under the new framework agreement.  The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds (Bonos de Cancelación de Deuda), which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province.  The agreement was signed subject to the approval of the Provincial Executive Power and Edenor's board of directors.  Edenor’s board accepted the agreement in the meeting held on April 27, 2010.  In May 2010, Edenor received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million (principal amount) of Cancellation Bonds.   These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011.   The Cancellation Bonds received by Edenor amortize in twelve equal and consecutive payments, have a three month grace period for capital payments and earn interest at a rate of BADLAR plus 450 base points and are freely transferable.  As of December 31, 2011, Edenor has collected all payments corresponding to the Cancellation Bonds.

The Amended 2003 Framework Agreement expired on December 31, 2010, and as of the date of this annual report, renewal negotiations are ongoing.

On July 22, 2011, the Company, together with Edesur S.A. and Edelap S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the Amended 2003 Framework Agreement.  The renewal is yet to be approved by the Ministry of Federal Planning, Public Investment and Services. Nevertheless, the Company has continued supplying electricity to low-income areas and shantytowns and has submitted the information related to this consumption to control authorities, under the assumption that the Agreement will continue in full force and effect in the successive periods.

Furthermore, and following a criterion of prudence, the Company has decided to record an allowance in the amount of 28,600 for the electricity receivables accrued during the fiscal year 2011 until the administrative proceedings necessary for the aforementioned extension to come into effect are carried out by the different application authorities.

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

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2000:

	Year ended December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Technical losses	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%

Non - technical losses	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%
Total losses	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%

Acquisition of EMDERSA and AESEBA

On January 19, 2011 we agreed to acquire, directly or through one or more designees, from certain subsidiaries of AEI the following assets:

(i)                   77.2% of the outstanding capital stock of EMDERSA, a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries EDESAL, EDELAR and EDESA, and in the generation of electricity through its subsidiary EGSSA; and

(ii)                 100% of the outstanding capital stock of AESEBA, an electric utility company, which owns 90% of the outstanding capital stock of EDEN, an electricity distribution company with the concession area in the northern zone of the Province of Buenos Aires.

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

As of the date of this annual report Edenor has taken action to divest some of the assets described above.  In order to effect the purported divestiture, on August 23, 2011, EMDERSA’s Board of Directors decided to convene an extraordinary general shareholders’ meeting, which was held on December 16, 2011, to consider (subject to approval by the relevant administrative authorities) the spin-off of certain assets and liabilities of EMDERSA and the incorporation of three new companies, whose main assets will be the shares owned by EMDERSA in EDESAL, EDESA and EGGSA, respectively. The shareholders’ meeting held on December 16, 2011 recessed until January 13, 2012, when EMDERSA´s shareholders approved the special spin-off financial statements for the period ended September 30, 2011, the spin-off of the assets and the incorporation of the companies referred to above, the share exchange relationship, the amount of shares of the three holding companies to be incorporated that shall be delivered to EMDERSA’s shareholders in exchange for the tendering of their shares in EMDERSA and the spin-off prospectus. Further, EMDERSA’s shareholders approved the by-laws of the abovementioned new holding companies and the corresponding capital reduction of EMDERSA from Ps. 236,066,302 to Ps. 60,975,926.

On September 16, 2011, Edenor’s Board of Directors accepted an offer from Rovella Carranza S.A. (“Rovella”), by which such company offered Edenor to purchase shares representing 78.44% of the shares and votes of a company with an investment purpose, which shall own 99.99% of the shares and votes in EDESAL.  The offer additionally includes an offer to purchase 0.01% of the shares of EDESAL owned by Edenor.  In order to implement this transaction, Edenor committed to cause EMDERSA to partially spin-off certain assets related to EMDERSA’s equity interests in EDESAL, and pursuant to which three new companies are to be incorporated with investment purposes, one of which (“Edesal HOLDING”) will be the holder of 99.99% of the share capital and votes of EDESAL.  On October 25, 2011, Edenor transferred to Rovella shares representing 24.8% of the capital stock and votes of EMDERSA and shares representing 0.01% of the capital stock and votes of EDESAL.  Rovella in turn transferred the referred EMDERSA and EDESAL shares to a collateral trust created by the parties and Deutsche Bank S.A., as trustee.  Once the spin-off process is finalized, Edesal HOLDING will issue 78.44% of its shares to the trustee of the collateral trust, who in turn will transfer these shares to Rovella, along with the 0.01% shares of EDESAL, and will simultaneously transfer the shares of EMDERSA back to Edenor.  If after two years from the acceptance of the offer, EMDERSA’s spin off has not been completed and Edesal HOLDING has not been incorporated, the trustee of the collateral trust will transfer to Rovella, as an alternative consideration, 24.80% of the capital stock and voting rights of EMDERSA, with Edenor maintaining a 53.77% ownership of EMDERSA’s capital stock and voting rights. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of EDESAL pending completion of the transaction.

Furthermore, on September 16, 2011, Edenor’s Board of Directors accepted an offer from Andes Energía Argentina S.A., by which such company offered Edenor to acquire an option to: (a) if the spin off of EMDERSA is completed within the term of two years, buy 78.44% of the share capital that Edenor indirectly holds in EDELAR, and (b) if the spin off of EMDERSA is not completed within the term of two years, to acquire 20.27% of the capital stock and voting rights that Edenor will indirectly hold in EMDERSA.  In order to implement this transaction, Edenor will contribute 53.77% of the share capital and votes of EMDERSA to a new company to be incorporated (“Emdersa HOLDING”), through which the transfer of shares of EMDERSA in favor of Andes Energía Argentina S.A. will take place.  On the call option’s exercise date and upon completion of the transaction described in this paragraph, the capital stock subject to this transaction will be transferred to a collateral trust to be created in order to secure compliance of the parties’ obligations, while maintaining Edenor’s control in EMDERSA. On December 15, 2011, Edenor’s Board of Directors approved an amendment to the terms and conditions of the Offer Letter, modifying certain matters relating to payments owed by Andes Energía Argentina S.A. Further, on March 26, 2012 the call option exercise date and payment due date were extended until June 30, 2012. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of EDELAR pending completion of the transaction.

On October 11, 2011, Edenor’s Board of Directors accepted a further Offer Letter  from the Company, pursuant to which the latter submitted Edenor a proposal to acquire, by means of a stock purchase subject to a condition precedent, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of  EMDERSA under the name of “Egssa HOLDING”, which company will be the owner of (x) 99.99% of the capital stock and votes of EGSSA, and (y) 0.01% of the capital stock of EGSSA owned by Edenor. Such stock purchase is subject to the condition precedent that the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011 be consummated within 24 months as of the date of acceptance of the offer. Within five days as of the consummation of such spin-off, Edenor will transfer the shares to the Company in legal form and free from liens, and the Company will in turn pledge such shares for the benefit of Edenor as security for the full payment of the outstanding purchase price. Beginning on the date of initial payment of the purchase price and until its full payment by the Company, the members of the board of directors of EGSSA shall be appointed both by Edenor and the Company.  In case the above condition precedent is not satisfied, the amount corresponding to the initial price payment shall be reimbursed to the Company within 5 days, plus an annual 6% interest that will be calculated as of such initial payment until the date of effective payment thereof.

On April 23, 2012, Edenor and Emdersa HOLDING accepted the SIESA Offer Letter from SIESA, pursuant to which the latter submitted to Edenor and Emdersa HOLDING a proposal to acquire, by means of a stock purchase, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of EMDERSA under the name of “EDESA HOLDING”, which company will be the owner of (i) 90% of the capital stock and votes of EDESA, which in turn owns 99.99% of Esed and (ii) 0.01% of the capital stock of Esed.  Such stock purchase is subject to certain conditions precedent, including but not limited to, the consummation of the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011.  In order to implement this transaction, Emdersa HOLDING will transfer to SIESA shares of EMDERSA and as of May 5, 2012, EMDERSA and SIESA will transfer their shares in Emdersa HOLDING to a collateral trust to be created in order to secure compliance of the parties’ obligations under the SIESA Offer Letter.  The shares to be transferred to the collateral trust will be returned to Emdersa HOLDING once the spin-off is completed and the EDESA Holding shares transferred to SIESA.  Additionally, on May 5, 2012, SIESA will (i) cause EDESA to cancel certain loan agreements grated by Edenor for an amount of Ps. 131,319,500 plus accrued interest, (ii) release EMDERSA of the guarantee granted to EDESA for an amount of Ps. 55,250,000 in respect of a loan agreement granted by certain banks to EDESA and other subsidiaries of EMDERSA; and (iii) cause EDESA to cancel, when due, certain notes issued on November 2010 for an outstanding amount of Ps. 3.8 million.  The price to be paid for the EDESA HOLDING shares is an amount of Argentine Government bonds with a value, as of April 23, 2012 of approximately Ps. 99.9 million to be paid as follows: (i) 83.3% of the price as of May 5, 2012; and (ii) the remaining 16.7% in five consecutive installments at an interest rate of LIBOR plus 2% with the first one due on May 5, 2013.

Aeseba and its Subsidiaries

Aeseba is a holding company that owns 90% of the outstanding capital stock of Eden, an electricity distribution company that supplies electricity to a service area with a population of approximately 1.0 million that encompasses approximately 42,000 square miles in the northern part of the Province of Buenos Aires.  As of December 31, 2011, Eden had approximately 340,121 customers and sold approximately 2,784 GWh of electricity in 2011.  The remaining ownership interest in Eden is owned by its employees.  The acquisition of Eden is still pending antitrust approval.

Eden holds an exclusive long-term renewable concession from the relevant regulator or the Province of Buenos Aires.  Eden’s concession agreement is divided into nine administrative periods, the first of which lasts 15 years and expires on June 2, 2012, followed by eight ten-year periods thereafter.  At the end of the current term, a competitive bid process for the sale of a minimum of 51% of the share capital of Eden will take place.  We can participate in the bidding and will only be required to sell and transfer control of our interest in Eden if there is a higher bid, in which case we will receive the amount bid by such bidder.  Following such auction, a new ten-year concession will be granted to Eden at the end of which the auction process would be held again.

Tariffs for Argentine electricity distribution companies are reviewed periodically by the regulators within the service area in which the concession is located (in the case of Eden this is the Buenos Aires Province).  Eden periodically has RTIs, and as of the date of this annual report, Eden’s tariffs are currently under a RTI process.  Under its current tariff scheme, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchase costs and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make required capital investments and a regulated rate of return on its regulated asset base.  Tariffs are also adjusted for inflation of fixed costs and to pass-through adjustments to variable costs.  Eden has been granted adjustments to its tariff periodically to reflect increases in costs.

The table below summarizes energy sales information regarding Eden.

EDEN’s Energy Sales	Year ended December 31,
	2011		2010 (unaudited)		2009
	(in MWh, except percentages)
Residential	619,224	22.2%	598,619	22.6%	570,638	23.0%
Commercial	331,086	11.9%	308,304	11.7%	291,900	11.7%
Public lighting	79,716	2.9%	77,319	2.9%	74,310	3.0%
Large users	1,462,983	52.5%	1,359,219	51.4%	1,266,465	51.0%
Industrial (Grandes usuarios del MEM)	291,400	10.5%	299,936	11.3%	281,714	11.3%
Total	2,784,409	100.0%	2,643,397	100.0%	2,485,026	100.0%

The tables below summarize certain key financial information regarding Eden, solely on the basis of Eden’s statutory financial statements.

Income Statement:	Year ended December 31,
	2011				2010 (unaudited)		2009
	(in millions )
Net sales	U.S.	137.7	Ps.	592.6	Ps.	467.2	Ps.	401.3
Cost of sales	(91.2)		(392.7)		(329.1)		(302.8)
Gross profit	46.4		199.9		138.1		98.4
Administrative and selling expenses	(20.6)		(88.5)		(80.0)		(67.7)
Other operating income	5.7		24.4		20.0		15.3
Operating income	31.6		135.9		78.1		46.0
Financial results	(6.2)		(26.5)		(20.7)		(20.0)
Other income or costs, net	0.5		2.3		(6.4)		34.9
Income before income taxes	25.9		111.7		51.1		60.9
Income tax expenses	(9.2)		(39.5)		(17.8)		(19.5)
Income for the year	U.S. $	16.8	Ps.	72.2	Ps.	33.3	Ps.	41.4

	Year ended December 31,
Balance Sheet:	2011		2010 (unaudited)	2009
	(in millions)
Current assets	U.S $ 41.6	Ps. 179.2	Ps. 170.8	Ps. 172.1
Non-Current assets	187.0	804.9	783.0	768.9
Total assets	228.7	984.1	953.8	941.0
Current liabilities	80.9	348.0	282.0	232.5
Non-Current liabilities	15.8	67.8	144.1	174.8
Total liabilities *	96.6	415.9	426.1	407.3
Total shareholders’ equity	132.0	568.3	527.7	533.8
Total liabilities and shareholders’ equity	U.S. $ 228.7	984.1	Ps. 953.8	Ps. 941.0

_______________________

* On March 4, 2011, as a result of the change of control in Eden triggered by our acquisition of Aeseba, Eden prepaid the loan it had with Standard Bank Argentina S.A. and HSBC Argentina S.A.  Such repayment was made with Eden’s funds and with the proceeds from a loan that Edenor granted to Eden in an aggregate amount equal to Ps. 80.0 million.”

Eden Concession

Eden is a company created by the Government of the Province of Buenos Aires who privatized 100% of its capital stock under the Decree No. 106/97 of the Provincial Executive.  The Banco de la Provincia de Buenos Aires ("BAPRO") was established as the Trust of 10% of the social capital until the Programa de Participación Accionaria del Personal (the "PPAP") is implemented.  The privatization was carried out through the adjudication of the exclusive right to provide distribution services of electricity for a period of ninety-five years from the date of taking possession (the "Eden Concession"). The concession period is divided into management periods, the first of fifteen years and the remaining ten years each. The grantor may extend the concession for a maximum period of ten years. The capital stock of Eseba Distribución was transferred on June 2, 1997 to three private companies in which it was divided: Eden, Empresa Distribuidora de Energía Sur S.A. (EDES S.A.) and Empresa Distribuidora de Energía Atlántica S.A. (EDEA S.A.).

Pursuant to the Public Emergency Law enacted to address the 2001 and 2002 economic crisis, the Argentine government, among other measures, converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00.

On September 2, 2004, the Ministry of Infrastructure, Housing and Utilities of the Province, or MIVySP (Ministerio de Infraestructura, Vivienda y Servicios Públicos de la Provincia) issued the Res. No. 489/04, which required to the power distribution dealers of provincial jurisdiction, the presentation of an economic model to represent the operating and maintenance costs associated with the provision of electric service, as well as the valuation of the assets available to the service.

Subsequently, by Res. No. 59/05 and 632/05, the MIVySP approved the valuation of assets associated with the distribution and selling of electricity, which has been used as a basis for determining the revenue in the period 2004-2007. This mechanism allowed Eden to reach a balance objective through partial adjustment of rates based on increases in operating costs incurred. It was also decided that 2007 would be the year in which they conduct the RTI.

On October 25, 2005, Eden and the MIVySP signed the Protocol of Understanding (Protocolo de Entendimiento) which established guidelines for the end of the Public Emergency Law.  In particular, it defined a plan to recover the revenue of the concession and the need to conduct an RTI, planned for October 2007.  The Protocolo de Entendimiento was approved by Decree N ° 2862/05 and ratified by the budget law of 2006.

The Protocol of Understanding contemplated a delay between the subscription and execution of the Eden RTI and it was necessary to establish an adjustment mechanism that would reflect costs changes that Eden could not control, to ensure the continuity and stability of the technical relations of the Eden Concession.

As of the date of this Annual Report, Eden RTI has not yet been completed and although it is currently in discussions regarding the Eden RTI, we cannot predict when or how the Eden RTI will be implemented.

According to the application of the mechanism for updating the expected revenue in the Protocol of Understanding, it granted rate increases to Eden since 2005 as detailed below:

a.       By Resolution No. 508/05 dated September 12, 2005 the MIVySP authorized an adjustment to Eden’s average rate of sale of 8.48%.

b.       By Resolution No. 17/07 dated January 17, 2007, the MIVySP authorized an adjustment in EDEN’s average rate of sales of 3.10%.

c.        On August 8, 2008, the Governor of the Province of Buenos Aires issued Decree No. 1578/08 whereby, in response to the request to update the costs of electric distribution service presented by Eden, he authorized an adjustment in the average selling rate of 21.56% of Eden, distributable among end users thereof, applicable to consumption after the publication of those regulations mentioned in the Official Gazette of the Province of Buenos Aires, which occurred August 25, 2008.

d.       On March 22, 2010, the MIVySP issued Resolution No. 141/10 whereby, in response to the request to update the costs of electric distribution service presented by Eden, the MIVySP  authorized an adjustment in the average rate of sale of 24% of Eden applicable in the form of three staggered stages from April to May, June to October and November.

e.        On June 1, 2011, the MIVySP issued Resolution No. 415/11 whereby, in response to the request for updated service cost of electrical distribution presented by Eden, the MIVySP  authorized an adjustment in the average rate of sale of 9% of Eden, distributable among end users as of June 1, 2011.

On November 9, 2011, Eden presented a new filing with the MIVySP requesting a rate adjustment based on increases in operating costs as well as the change in the valuation of assets made available by the provision of service in June 2011.

On November 15, 2011, the Secretariat of Energy issued Resolution No.8752/11 (“Resolution 8752”), which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Resolution 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretariat of Energy to issue Resolution 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs, including tariffs that relate to the electricity that we distribute.  These proceedings have not been resolved as of the date of this annual report. .  See “Item 3. Key Information – Risk factors – Risk relating the Electricity and Oil and Gas Sectors – The Argentine Government has intervenes in the electricity sector in the past, and is likely to continue intervening”.

Other Businesses

Petrolera Pampa

On January 21, 2009, we constituted Petrolera Pampa with the aim of supplying our thermal plants.  The Gas Plus Program, which was promoted by the government to attract investments, was a motivation to follow this path.  The first agreements were made through partnerships in projects with proved gas reserves  to be developed by major oil and gas companies like Apache and Petrobras. We are now negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator.  We directly and indirectly control 100% of Petrolera Pampa’s capital stock.

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

As it relates to jurisdiction matters, it is important to clarify that with the enactment of the Law No.26,197 the “Hydrocarbons Short Law” (Ley Corta de Hidrocarburos), in 2007, Argentine provinces received ownership rights over the reserves of crude oil and gas situated within their territories, and the provinces themselves were empowered to grant concessions to private companies.

Gas Market

Various reforms of the gas market aim to regulate the supply of gas to ensure that priority demand (i.e., households and small retailers) is met.  This scheme is known as the Producers’ Agreement. In this respect, demand is divided into the following segments:

•           Households and small retailers (“priority demand”)

•           Compressed natural gas

•           Industrial/ power plants

•           Exports

Each segment pays a different price for gas, with the industrial and the export segments being the only segments that admit the free establishment of prices.  The new regulatory structure, which was established by Resolution 208/04, Resolution 599/07 and Resolution 1070/10, among others, set forth that each producer must maintain sales of gas to each sector at the same levels as in 2006, and if they do not on grounds of decreased output, there will be a re-allocation of their gas in such a manner as to ensure that priority demand should always be met.  The prices in local currency of the regulated segments, except for the priority demand segment, underwent slight increases in the past years, in order to gradually move them nearer the unregulated price, which is much higher than the present-day prices in the rest of the sectors.

The rate of growth in investments in recent years was not the same as that experienced in the 1990s. As a result, output could not keep up with demand and, therefore, exports were reduced to a minimum, and in winter time, the industrial sector is sporadically subject to interruptions in supply.  This circumstance, compounded by a decline in the volume of reserves, resulted in a strong decline in the reserves/production ratio, down from 21.6 years in 1992 to less than 10 years in 2010, the last year for which this information is available.

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

In view of this trend, the government decided to introduce new resolutions seeking to incentivize investment and production. The Secretariat of Energy’s Resolution 24/08 (subsequently amended by Resolution 1031/08) instituted the Gas Plus Program. The main incentive to gas producers is that gas extracted within the framework of the program can be freely disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that have not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). In addition, to be eligible for this program –unless the applicant is a new company– the firm must be in compliance with its output quotas as established in the Producers’ Agreement.

Petrolera Pampa was organized in 2009 with a view to taking advantage of the benefits offered by the Gas Plus Program.

Crude Oil Market

Also seeking to encourage investment and production, several resolutions have been issued relating to the crude oil market.  The most important, Resolution 394/07, which imposes further restrictions on exports of crude by fixing its price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the state would capture any extraordinary revenue that the producer could earn on exports.

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for the tools and regulations that could serve to find again the path to growth.  The Petróleo Plus program (Resolution 1312/08) was created with that objective.

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves will be entitled to a series of tax credits that they may apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution 394/07. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008.  These tax credit certificates issued by the Secretariat of Energy are transferable.

In February 2012, the Petroleo Plus program was suspended due to the modification of the market conditions under which such program was initially created.

Petrolera Pampa’s Projects

Investment Agreement with Apache Energía Argentina S.R.L.

On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to jointly engage in the development and exploitation of unconventional gas repositories.

The partnership with Apache has a daily target production of 700,000 m3 per day for three years of unconventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively.

In order to meet the daily target production for the three-year period, Petrolera Pampa initially estimated an investment of U.S. $20 million to be made between 2010 and 2013, which represents 15% of the necessary investments for the development of such gas production, allowing it to obtain a proportional participation in the production.  As of the date of this annual report, we have invested approximately U.S. $12.4 million in 16 productive wells, exceeding the daily target production (926,000 m3 per day average for 2011), However, we expect to continue with the estimated investment plan for the next years in order to achieve such daily target production.

All of the production of unconventional natural gas has been assigned to supply Loma de la Lata under the Gas Plus Regime.

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

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $16 million on the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimated to drill up to nine wells, which will in turn represent an investment for Petrolera Pampa of approximately U.S. $ 24 million.  During 2011 three wells were drilled, two of which have been under production since August 2011 (with a production of 234,000 m3 per day in average for 2011). On March 2012, with the entrance in production of the third well under production, the daily target production has been achieved. Investments for these three wells represent for Petrolera Pampa approximately U.S. $ 14.2 million.

All the production obtained under this agreement has been assigned to EGSSA (Piquirenda Thermal Plant) under the Gas Plus Regime.

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

During 2011, Petrolera Pampa began the investment through the completion of a 3D Seismic survey for an area of 132 km2. As of the date of this annual report, Petrolera Pampa began the perforation plan, which initially contemplated three exploratory wells.  During January and February 2012, three exploratory wells were drilled. As a result, one of the wells discovered gas layers in the Centenario formation.  As of the date of this annual report, Petrolera Pampa is determining the reservoir characteristics, associated reserves and plan for future development.  Preliminarily, we estimate a second drilling plan for the current year which contemplates the drilling of 5 wells.

Agreement for the exploitation of hydrocarbons in the “El Caracol Norte” block

Petrolera Pampa has executed an agreement with G&P in which Petrolera Pampa, together with Rovella Energía S.A., will perform the exploitation, development and production of hydrocarbon services in the El Caracol Norte exploitation block, in the province of Neuquén. In exchange for these services, Petrolera Pampa will be in a position to obtain a 60% interest of the total production of the exploitation block. Petrolera Pampa has agreed to invest up to U.S. $3.7 million to comply with the first working and investment plan estimated for the period granted for the block exploitation.

Other Projects

As of the date of this annual report, Petrolera Pampa is negotiating new agreements for the exploitation and exploration of hydrocarbons in Argentina. Under these agreements, the company may assume, subject to the satisfaction of certain conditions, new investments for the extraction of hydrocarbons.

TGS

The Company owns 100% of the shares of EPCA, which in turn owns 10% in CIESA, which in turn owns 55.3% of TGS. TGS is the largest gas transportation company in Argentina, and it operates the most extensive gas pipeline system in Latin America.  In addition, it is leader in the production and sale of natural gas liquids (NGLs) for the domestic and export markets.  It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires.  Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its controlled company Telcosur S.A.

In 2011, the Company acquired all the defaulted debt of CIESA, TGS’ controlling company, as well as a 10% equity interest in CIESA through EPCA (See “Presentation of Information – Recent Developments”).  Such shareholding interest entitles us to the following rights, among others:

-            Appointment of one director in CIESA and TGS;

-            Appointment of the Vice Chairman in CIESA and TGS;

-            First refusal right in CIESA; and

-            Approval of CIESA’s and TGS’ annual budget.

The following table summarizes TGS’ main technical and financial indicators:

	2010	2011
Technical Information
Gas Transportation
Average firm hired capacity (in million m3 per day)	80.0	80.8
Average deliveries (in million m3 per day)	62.8	65.8
Liquid production and commercialization
Total liquid production (in thousand tons)	894.7	853.7
Gas processing capacity (in million m3 per day)	46.0	46.0
Storing capacity (in tons)	54,840	54,840

77

	2010	2011
Financial Information*
Net Sales	1,653.0	1,853.9
EBITDA**	571.3	766.2
Net Income	133.1	230.7

Net cash flow provided by operating activities	320.5	440.4
Net cash flow used in investment activities	(142.8)	(277.4)
Net cash flow used in financing activities	(113.3)	(905.9)

Current assets	1,471.7	878.8
Non-current assets	4,139.6	4,145.3
Total Assets	5,611.3	5,024.1
Current liabilities	574.1	575.3
Non-current liabilities	2,338.4	2,495.4
Total Liabilities	2,912.5	3,070.7
Shareholder’s Equity	2,698.8	1,953.4

* Amounts taken from the annual financial statements in millions of Ps., for the full fiscal years 2011 and 2010.

** EBITDA means: Earnings Before Interest, Taxes, Depreciation and Amortization.

Description of Business Segments

Regulated Segment: Gas Transportation

In 2011, revenues from this business segment amounted to Ps. 575.6 million, an increase of Ps. 24.6 million compared to Ps. 551.0 million recorded in 2010.  The increase is explained by the effect of the full year’s revenues generated as a result of the operation and maintenance of the expansions commissioned in 2010 and new revenues from the increased firm capacities commissioned in 2011, all of them under the Gas Trust Program.

In this regard, in 2011 new offers for firm transportation services became effective, for an additional volume of 2.8 million m3 per day associated to the partial commissioning of the expansion works carried out under the Gas Trust Program. This additional volume, combined with the capacities allocated during previous years, total 8.7 million m3 per day.

Non-Regulated Segment: Production and Sale of Liquids

In 2011, revenues from this segment accounted for 64% of TGS’ total revenues, and increased by Ps. 168.8 million, from Ps. 1,010.4 million reported in fiscal year 2010 to Ps. 1,179.2 million in 2011. This increase in revenues is mainly explained by the rise in the international prices of liquids, which climbed from 15% to 24% as compared to those invoiced in 2010.

The amount of tons produced in 2011 was lower than in the previous years, and implied a reduction in the amounts of tons sold. The lower output was caused by scheduled maintenance plant shutdowns that extended for longer terms than expected and increased cuts in the processing of natural gas required to ensure natural gas supply to the domestic market during the winter season.

Sales of Liquids, Breakdown by Destination Market

2005-2011

Source: TGS.

Non-Regulated Segment: Other Services

This segment, which accounted for 5% of TGS’ total revenues in 2011, mainly consists of midstream and telecommunication services.  Revenues for 2011 were higher than in 2010, principally due to the revenues derived from management services related to the expansion works started in 2006 under the Financial Trust Program, currently in progress.

All the figures relating to TGS in this section were not audited by our Auditors.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plants and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged U.S. $80,414 per month in 2011 (approximately U.S. $24.9 per m2).  For building expenses, our monthly payments in 2011 averaged approximately Ps. 45,084.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

	At December 31, 2011		At December 31, 2010
	(in millions of pesos)
Generation	Ps.	1,724.1	Ps.	1,729.1
Transmission	732.6		746.0
Distribution	5,092.9		4,053.5
Holding	118.3		34.6
Total	Ps.	7,667.9	Ps.	6,563.2

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $1,682 million.  In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$1,839.9 million for Transener and U.S.$453.8 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines for up to U.S. $1 million.  In our distribution business, our physical assets are insured for up to U.S. $773.5 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

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

In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine Government undertook an extensive privatization program of all major state‑owned industries, including within the electricity generation, transmission and distribution sectors.  In 1992, the Argentine Congress adopted Law No. 24,065, the Electricity Regulation Framework (a supplement to Law No. 15,336, Federal Electricity Law, and its Administrative Order No. 1,398/92), which was the keystone for the reform and privatization of the sector.  The goal of the law was to modernize the electricity sector by promoting efficiency, competition, improved service and private investment.  It restructured and reorganized the sector, and provided for the privatization of virtually all business activities that had been carried out by Argentine state-owned enterprises.  The law established the basis for the ENRE and other institutional authorities in the sector, the administration of the wholesale electricity market, or WEM, pricing at the spot, tariff-setting in regulated areas and for evaluating assets to be privatized.  This law also had a profound, albeit indirect, impact at the provincial level, as virtually all of the provinces followed the regulatory and institutional guidelines of this law.  Finally, this law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses, each subject to segment-specific regulation.

Under Law No. 24,065, distribution and transmission activities are considered public services and defined as natural monopolies.  These activities are completely regulated by the government and require a concession.  Although the concessions granted to distributors do not impose specific investment parameters, distributors are obligated to connect new customers and meet any increased demand.  The expansion of existing transmission facilities by the respective concessionaires is not restricted.  In contrast, generation, although regulated by the government, is not deemed a monopoly activity and is subject to free competition by new market entrants.  Operation of hydroelectric power plants requires a concession from the government and a concession or permission for using the natural resources from the respective provincial government.  New generation projects do not require concessions but must be registered with the Secretariat of Energy.

Many of the provincial governments, following the privatization path in the sector, have established their own politically and financially independent regulatory bodies at the provincial level.  Previously, the utilities themselves had played a major role in making sector policies and setting tariffs for the provinces.

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Argentine economic conditions and inflation.” The crisis and the government’s policies during this period severely affected the electricity sector.  Pursuant to the Public Emergency Law, the Argentine Government, among other measures:

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

The construction of these new generators reflects a recent trend by the Argentine Government to take a more active role in promoting energy investments in Argentina.  An example of this is the creation of Energía Argentina S.A. (ENARSA) (Law 25,943) with the purpose of developing almost every activity in the energy sector, from the exploration and exploitation of hydrocarbons, the transport and distribution of natural gas, to the generation, transmission and distribution of energy.  In addition to these projects, in April 2006 the Argentine Congress enacted a law that authorized the Executive Branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity.  The special fund would obtain funds through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills.

Finally, in September 2006 the Argentine Government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and  do not have access to other viable energy alternatives.  In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) program.  The maximum price to be charged for each project that seeks to sell energy under the Energy Plus Program should be approved by the Federal Planning, Public Investment and Service Ministry (Ministerio de Planificación Federal, Inversión Pública y Servicios) See “Price Behavior in the WEM —Energía Plus.”

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

The following chart shows the relationships among the various actors in the WEM:

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

CAMMESA is managed by a board formed by representatives of its shareholders.  The board of CAMMESA is composed of ten regular and ten alternate directors.  Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the Under Secretariat of Electric Energy, who is the board chairman in virtue of the delegation of the Minister of Federal Planning, Public Investment and Services, and an independent member, who acts as vice chairman.  The decisions adopted by the board of directors require the affirmative vote of the board chairman.  CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA.  Privately owned generators may also enter into direct contracts with distributors or large users.  As of December 31, 2011, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 29.43 MW.  As of the same date, there were approximately 58 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant.  Broken down by type of generation, the Argentine generators include 35 thermal generation companies, 20 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

For a discussion of the increase in capacity of the electricity generation sector during 2011, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations Electricity Demand.”

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2011, including the total capacity of each:

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	TOTAL HIDRO GENERATION	TOTAL	%
	C.T. MENDOZA	L.D. Cuyo	120		374		494			494
		C.D. PIEDRA		14			14			14
		SUB TOTAL	120	14	374		494			508	2
	C.T. MENDOZA COG.	L.D.CUYO COG		46			46				0
	AES JURAMENTO	SARMIENTO		30			30			30
		ULLUM					0		42	42
		SUB TOTAL		30			30		42	72	0
	HIDISA (*)	A.D. TORO					0		150	150
		L.REYUNOS					0		224	224
		EL TIGRE					0		14	14
CUYO		SUB TOTAL					0		388	388	1
	HINISA (*)	NIHUILES					0		224	224	1
	HIDR. NIHUIL 4	NIHUIL 4					0		18	18
	EPSE	Q.ULLUM					0		45	45
		CUESTA DEL VIENTO					0		11	11
		LOS CARACOLES					0		121	121
		P.P. FOTOVOLT S.J.					0			0
		SUB TOTAL					0		177	177	1
	CONSORCIO POTRERILLOS	CACHEUTA NUEVA					0		120	120
		CACHEUTA VIEJA					0		9	9
		CARRIZAL					0		17	17
		ALVAREZ CONDARCO					0		55	55
		SUB TOTAL					0		201	201	1
	GEMSA	LOS CORONESL					0		7	7
		SAN MARTIN					0		6	6
		SUB TOTAL					0		13	13	0
	SIEyE	SAN GUILLERMO					0		0	0
	TOTAL AREA		120	90	374	0	584	0	1063	1647

	A. VALLE	A. VALLE		16	80		96			96	0
	F.MORADO	F.MORADO		63			63			63	0
	PAMPA ENERGIA (*)	LOMA LATA			540		540			540	2
	C.T.G. ROCA	C.G. ROCA		124			124			124	0
	MEDANITO	R.DE LOS SAUCES				32	32			32	0
	ENARSA	V.REGINA				5	5			5
		CIPOLETTI				5	5			5
		CAVIAHUE				5	5			5
		ALUMINE				6	6			6
COMAHUE		BARILOCHE				20	20			20
		SUB TOTAL				41	41			41	0
	CAPEX	A. CAJON			661		661			661	2
	H.CHOCON	CHOCON					0		1260	1260
		ARROYITO					0		120	120
		SUB TOTAL					0		1380	1380	5
	H.C. COLOR	P. BANDERITA					0		472	472	2
	AES ALICURA	ALICURA					0		1050	1050	4
	H.P.D.AG.	P.D. AGUILA					0		1400	1400	5
	PECOM ENERGIA	P.P.LEUFU					0		285	285	1
	C. DE PIEDRA	C. DE PIEDRA					0		60	60	0
	TOTAL AREA			203	1281	73	1557		4647	6204

	GUEMES (*)	GUEMES	261	100			361			361	1
	C.T. SALTA	TERMOANDES		411			411			411	1
	GEN. INDEPENDENCIA	C.T. INDEPENDENCIA		100			100			100	0
	C.T. NOA	INDEPENDENCIA		10			10			10
		SALTA		10			10			10
		PALPALA		30			30			30
		S. PEDRO		26			26			26
		L.BANDA		26			26			26
		SARMIENTO		10			10			10
		DIESEL				4	4			4
		SUBTOTAL		112		4	116			116	0
	GENERACION RIOJANA	LA RIOJA		38			38			38	0
	ENARSA	LA RIOJA				19	19			19
		LARIOJA SUR				10	10			10
		CATAMARCA				19	19			19
		INTA- CATAMARCA				7	7			7
		AÑATUYA				31	31			31
		TARTAGAL				10	10			10
		LIBERT G.S. MARTIN				15	15			15
		CHILECITO				10	10			10
NOA		ORAN				15	15			15
		SUBTOTAL				136	136			136	0
	PAMPA ENERGIA (*)	PIQUIRENDA				30	30			30	0
	PLUSPETROL ENERGY	S.M. TUC.			382		382			382
		TUCUMAN			446		446			446
		SUBTOTAL			828		828			828	3
	PLUSPETROL	PLUSPETROL NORTE		232			232			232	1
	AES ALICURA	C.CORRAL					0		101	101
		E. TUNAL					0		11	11
		SUBTOTAL					0		111	111
	HIDROCUYO	LAS MADERAS					0		31	31	0
	H. TUCUMAN	ESCABA					0		24	24
		P. VIEJO					0		15	15
		CADILLAL					0		13	13
		SUBTOTAL					0		52	52	0
	H.R. HONDO	R.HONDO					0		15	15
		L.QUIROGA					0		2	2
		SUBTOTAL					0		17	17
	EJSEDSA	REYES
	TOTAL AREA		261	993	828	170	2252	0	218	2470	0

	EPEC	PILAR	200				200			200
		VILLA MARIA		48			48			48
		LEVALLE		46			46			46
		DEAN FUNES		32		3	35			35
		SUR OESTE		100			100			100
		RIO CUARTO		32			32			32
		SAN FRANCISCO		39			39			39
		CASSAFOUSTHE					0		16	16
		REOLIN					0		33	33
		LA VIÑA					0		16	16
		SAN ROQUE					0		24	24
CENTRO		FITZ SIMON					0		11	11
		LOS MOLINOS					0		57	57
		CRUZ DEL EJE					0		1	1
		LA CALERA					0		4	4
		PIEDRAS MORAS					0		6	6
		R. GRANDE					0		750	750
		SUBTOTAL	200	297	0	3	500	0	918	1418	5
	C.T. PILAR	C.T. PILAR		330			330			330	1
	GECOR	C.T. 13 DE JULIO		26			26			26	0
	ENARSA	ISLA VERDE				25	25			25
		BELL VILLE				16	16			16
		SUBTOTAL				40	40			40	0
	G.MEDITERRANEA	M.MARANZANA		180	68		248			248	1
	NASA	C.N.EMBALSE					0	648		648	2
	TOTAL AREA		200	833	68	43	1144	648	918	2710

	C.COSTANERA	COSTANERA	1131		851		1982			1982	7
		BAS			322		322			322	1
	GENELBA	GENELBA		165	674		839			839	3
	C. PUERTO	PUERTO	589		798		1387			1387
		NUEVO PUERTO	390				390			390
		SUBTOTAL	979		798		1777			1777	6
	CMS ENSENADA	ENSENADA		128			128			128	0
	DIQUE	DIQUE		55			55			55	0
	DOCK SUD	DOCKSUD		72	798		870			870	3
	C.T.PIEDRABUENA(*)	PIEDRABUENA	620				620			620	2
	C.C. ATLANTICA	NECOCHEA	204				204			204
		9 DE JULIO	56	95			151			151
		V. GESELL		125			125			125
		MAR DE AJO		30			30			30
		SUBTOTAL	260	250			510			510	2
	T.G.M.BELGRANO	C.T. BELGRANO			848		848			848	3
	PETROBRAS	C.T. ECOENERGIA	7				7			7	0
GBA-LI-BAS		PINAMAR		21			21			21
		JUNIN				22	22			22
		COLON				15	15			15
		ARRECIFES				20	20			20
		SALTO				22	22			22
		GRAL. VILLEGAS				24	24			24
		LINCOLN				15	15			15
		PEHUAJO				22	22			22
		REALICO				24	24			24
		LA PLATA				40	40			40
		MATHEU		40			40			40
	ENARSA	CAPITAN SARMIENTO				5	5			5
		RAFAELA				19	19			19
		VENADO TUERTO				19	19			19
		PARANA		40			40			40
		OLAVARRIA		39			39			39
		BRAGADO		50			50			50
		LAS ARMAS		10			10			10
		LAS ARMAS II		23			23			23
		C. DEL URUGUAY		42			42			42
		VIALE				10	10			10
		LOBOS				16	16			16
		SUBTOTAL		265		274	539			539	2
	ARGENER	ARGENER		163			163			163	1
	S.NICOLAS	S.NICOLAS	650	25			675			675	2
	AES PARANA	AES PARANA			845		845			845	3
	T.G. SAN MARTIN	C.T.TIMBUES			849		849			849	3
	SORRENTO	SORRENTO	217				217			217	1
	NASA- CNA	C.N.ATUCHA					0	357		357	1
	CTMSG	S.GRANDE (ARG)					0		945	945	3
	TOTAL AREA		3864	1123	5985	274	11246	357	945	12548

	CTPAT	C.RIVADAVIA		73			73			73
		P.TRUNCADO		45			45			45
		P.MADRYN		42			42			42
		SUBTOTAL		160			160			160	1
PATAGONICO	ELECTROPATAGONIA	C.RIVADAVIA C.C.			63		63			63	0
	EDELSUR	C.T. PATAGONIA			125		125			125	0
	H.FUTAEUFU	FUTALEUFU					0		472	472	2
	H.FLORENTINO AMEGHINO	F. AMEGHINO					0		47	47	0
	TOTAL AREA		0	160	188	0	348	0	519	867

	ELECTROPATAGONIA	FORMOSA		13			13			13
		GOYA		13			13			13
		SUBTOTAL		26			26			26	0
	ENARSA	CASTELLI				15	15			15
		PIRANE				15	15			15
		FORMOSA				30	30			30
		ING. JUAREZ				4	4			4
		SANTA ROSA				6	6			6
		SAENZ PEÑA				19	19			19
NEA		SAENZ PEÑA II				15	15			15
		PASO DE LA PATRIA				5	5			5
		CHARATA				16	16			16
		GOYA				13	13			13
		LAGUNA BLANCA				7	7			7
		VILLA ANGELA				15	15			15
		ARIST. DEL VALLE				15	15			15
		ALEM				15	15			15
		LAS PALMAS				6	6			6
		CORREINTES				20	20			20
		ESQUIENA				17	17			17
		SUBTOTAL				233	233			233	1
	YACYRETA	YACYRETA (ARG)					0		2730	2730	9
	TOTAL AREA		0	26	0	233	259	0	2730	2989
OTHERS										8	0
SIN	TOTAL		4445	3428	8724	793	17390	1005	11040	29443	100

(*)   Pampa Energía S.A.’s generation assets.

(1)   Loma de la Lata has an installed capacity of 553 MW.

(2)   HINISA has an installed capacity of 265 MW and an effective capacity of 224 MW.

Source: CAMMESA

Transmitters

Transmission companies hold a concession to transmit electric energy from the bulk supply point to electricity distributors.  The transmission activity in Argentina is subdivided into two systems: the High Voltage Transmission System (STEEAT), which operates at 500 kV and transports electricity between regions, and the regional distribution system (STEEDT) which operates at 132/220 kV and connects generators, distributors and large users within the same region.  Transener is the only company in charge of the STEEAT, and six regional companies operate within the STEEDT (Litsa, Transnoa, Transnea, Transpa, Transba and Distrocuyo).  In addition to these companies, there are also independent transmission companies that operate under a technical license provided by the STEEAT or STEEDT companies.

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

Distributors

Distributors are companies holding a concession to distribute electricity to consumers.  Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set in regulation.  Penalties for non-supply are included in the concessions agreements.  The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 45% of the electricity market in Argentina.  Only a few distribution companies (i.e.,  Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fé and Energía de Misiones) remain in the hands of the provincial governments and cooperatives.  Edelap has been transferred to the jurisdiction of the Province of Buenos Aires.

The Organismo de Control de Energia Electria de la Provincia de Buenos Aires (“OCEBA”) monitors compliance by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors with the provisions of their respective concession agreements.  We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

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

Regulatory and Legal Framework

Role of the government

During the 1990s, the Argentine Government restricted its participation in the electricity market to regulatory oversight and policy-making activities.  These activities were assigned to agencies that have a close working relationship with one another and occasionally even overlap in their responsibilities.  The Argentine Government has limited its holding in the commercial sector to the operation of the international hydropower projects and to the nuclear power plants.  Provincial authorities followed the Argentine Government by divesting of commercial interests and creating separate policy-making and regulatory entities for the provincial sector.

However such policies have been left aside upon the economic crisis of 2001. Pursuant to the Public Emergency Law, the Argentine Government has intervened in the utilities sector, including in the activities of electricity transmission and distribution. In fact, the concessions that had been granted years before were subject to a renegotiation process that, in many cases, is still in progress.

In connection with the power generation industry, the Argentine Government adopted several measures that affected the commercialization of capacity and energy in the WEM.

Entities and jurisdiction

The Secretariat of Energy is the principal national regulatory authority for the electricity sector.  The Federal Board of Electric Energy, composed of representatives from each of Argentina’s 24 provinces (including the City of Buenos Aires), advises the Secretariat of Energy on policies related to the coordination and harmonization of these policies.  The Secretariat of Energy is also in charge of overseeing the electricity sector and proposing any changes needed in the market.

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

In addition, the OCEBA is the regulator for Eden. The OCEBA exercises control and supervision over, and regulatory and judicial activities related to electric power by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors (also known as “cooperatives”).  It was created as a result of the privatization process and the concession of public services and activities of general interest.

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

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.  The spot price set by CAMMESA compensated generators according to the cost of the last unit to be dispatched as measured at the Ezeiza 500 kV substation, which is the system’s load center and is in close proximity to the City of Buenos Aires.  Dispatch order was determined by plant efficiency and the marginal cost of providing energy.  In determining the spot price, CAMMESA also would consider the different costs incurred by generators outside the province of Buenos Aires.

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

In 2008, as was the case in 2007, despite an initiative, known as the Proyecto de Inyeccion Adicional Permanente (The Permanent Additional Injection Project, IAP Project), of the Sub Secretaria de Combustibles (Under-Secretariat of Fuels) to increase the volume of gas channeled into electricity generation, the supply of gas was insufficient to meet electricity generation needs. Consequently, in 2008, the use of liquid fuels in the generation of electricity increased.  The Argentine electricity sector consumed more gas oil and fuel oil in 2008 (718,000 tons and 2.3 million tons, respectively) than in any prior year.  The high demand for gas, coupled with record high nominal oil prices in the international market, resulted in an increase in the costs of producing energy in 2008.

The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW until December 2010.  On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011.  The agreement provides that the government will recognize from Ps. 35 per MW-hrp (hrp stands for hours in which capacity is being paid) to Ps. 42 per MW-hrp depending on the technology of the unit and its capacity, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement.  Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation (liquid fuels).  In addition, all hydroelectric units with an installed capacity less than 250 MW will receive their energy spot markets sales according to the priority provided in subsection e), section 4 of Resolution 406/03 of the Secretariat of Energy.

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

In April 2011, the Secretariat of Energy instructed CAMMESA to recognize to generators a price of 62 US$/bbl for fuel oil produced with crude oil owned by refineries. In case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be lesser of the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the price of Escalante crude oil for the domestic month plus 16,50 US$/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% of US$/bbl  for administrative costs, plus the cost of shipping.

Seasonal prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  These prices did not change from January 2005 until November 2008.  See “Item 5. Operating and Financial Review and Prospects—Electricity Prices and Tariffs.”

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

•         prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot energy price, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2011, the stabilization fund deficit totaled Ps. 10,263 million.  This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through another specific agreements between the Secretariat of Energy and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large users.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.  Prices in the term market have sometimes been lower than the seasonal price that distributors are required to pay in the spot market.  However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation.  To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM.  In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM.  Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created.  Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which were scheduled to commence operations at full capacity in the first half of 2010.  As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units.  In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects.  However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for LVFVDs related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2011, net of the realized collections if applicable and at its present value, add up to Ps. 69.6 million approximately.  Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions.  Therefore, as of that month, we started collecting the first installment payments related to receivables of our hydroelectric units, Piedra Buena and Güemes.

In 2007, the Argentine Government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins.  Repayment of these contributions will also be made in 120 installments at the London Interbank Offered Rate (“LIBOR”) plus 1%.  However, generators will no longer be permitted to capitalize their contributions.  In addition, on May 31, 2007, the Secretariat of Energy offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits.  In addition, the following conditions must be met:

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

On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/08 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment.  This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market.  Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement.  The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement.  Under this Resolution, Piedra Buena and Loma de La Lata have each signed agreements that permit them to recover receivables from CAMMESSA up to 50% of the cost of any repairs or repowering of generation units and related equipment.  Under such agreements, in connection with Loma de la Lata´s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 and 2010. As of December 31, 2011, the generation subsidiaries partially collected from CAMMESA their consolidated receivables accrued during 2008. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued, added up to approximately Ps. 207.5 million as of December 31, 2011.  In addition under such agreements Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.  Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Due to the assignments carried out during the year ended December 31, 2011, the Company has recorded income for Ps. 5.5 million under financial and holding results.

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.  To achieve this, the resolution provides that:

•          large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•          large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at prices that should be approved by the Ministry of Federal Planning, Public Investment and Services (Ministerio de Planificación Federal, Inversión Pública y Servicios).  The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which a price closer to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time.  The Secretariat of Energy established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps. 455 per MWh for GUDIs and Ps. 320 per MWh for GUMEs and GUMAs).  Additionally, generators must grant the supply of energy to the customers even if they cannot generate the energy at their plants

For information about our projects aimed at taking advantage of the Energía Plus plan.  See “—Our Business—Our Generation Business.”

Procedure for the Dispatch of Natural Gas for Power Generation

On October 7, 2009, Resolution 6866/09 of the Secretariat of Energy, instructed CAMMESA to convene the WEM’s generators to adhere to the “Procedure for the Dispatch of Natural Gas for Power Generation” (hereinafter the “Procedure”).

The Procedure provides that, in the event that the natural gas system is affected by operational restrictions, the natural gas and the transport that each generator has acquired will be assigned to CAMMESA and in turn redistributed by CAMMESA in order to maximize the generation capacity. In consideration for such assignment in favor of CAMMESA, the generator will be entitled to collect the highest value between the positive difference between the Spot Price and the Variable Production Cost (VPC) (calculated with natural gas) and 2,50U$S/MWh. If the unit was on service, such value would be calculated over the maximum value between the energy delivered and the energy that would have been delivered if the unit VPC was inferior to the WEM’s Marginal Operational Cost. If the unit was out of service, the abovementioned value would be calculated over the energy that would have been delivered if such unit had had natural gas and had assigned such gas to CAMMESA (the unit VPC must be inferior to the WEM’s Marginal Operational Cost).

The original duration of the Procedure included the winters of 2009, 2010 and 2011. However, through Resolution 6169/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the application of the Procedure from October 2010 to May 2011 and from September to December of 2011. In virtue of the large number of generators that adhered, through Resolution 6503/10, the Secretariat of Energy instructed CAMMESA to apply the Procedure during the abovementioned periods.

On November 16, 2010, through Resolutions 7584/10 and 7585/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the assignment mechanism provided in such Resolution. In both cases the generator that adheres to the cited mechanisms, accepts to assign in favor of CAMMESA the natural gas and transport acquired in order to maximize the generation capacity. While the mechanism established in Resolution 7584/10 of the Secretariat of Energy was directed to the generators included under the “Energía Plus” program, the mechanism provided in Resolution 7585/10 was directed to generators that had acquired its provision of natural gas under “Gas Plus” program.

The assignment of natural gas volumes acquired by the generators that adhere to the abovementioned mechanism shall not affect the support of its contracts in the WEM or those executed under the regime established in Resolution 220/07 of the Secretariat of Energy.

According to Resolution 7585/10 of the Secretariat of Energy, such assignment shall not affect the remuneration earned for the capacity provided, the recognition of the costs associated to said fuel and the overruns associated to them, nor the amounts due in virtue of the application of Subsection c), Section 4 of Resolution 406/03 of the Secretariat of Energy, in respect of those that would have been due to the assignor.

The mechanisms approved by Resolutions 7584/10 and 7585/10 of the Secretariat of Energy were to be applied up to December 31st 2011. However, through Resolution 8692/11, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generator for their adherence to the application of the mechanism approved by Resolutions 6866/09, 7584/10 and 7585/10 during 2012. In virtue of the high degree of adherence, the Secretariat of Energy, through Resolution 187/11, instructed CAMMESA to continue with the application of said mechanism during 2012.

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

Below is a summary of our principal generation, transmission and distribution assets, including the respective acquisition date and price for each asset:

•           Generation:

-        90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U.S. $55.7 million, of which US $50.8 million were paid at closing on October 18, 2006 and U.S. $4.9 million (plus interest) were paid on March 7, 2012.  On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA.  Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  Therefore, we currently control indirectly, 61% of the stock capital and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, as a result we now indirectly own 52.04% of the shares and votes of HINISA;

-        100% of the capital stock of IPB, which in turn holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007 for a total purchase price of U.S. $85.0 million;

-        100% of the capital stock of Powerco, the owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer; and

-        100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.2% of Güemes’ voting capital stock).

•        Transmission: 100% of the capital stock of Transelec, which holds 50% of the capital stock of Citelec, the owner of 52.65% of the capital stock of Transener (the largest electricity transmission company in Argentina).  We acquired from Dolphin Opportunity LLC on September 15, 2006, 89.76% of Transelec’s capital stock for a purchase price of U.S. $48.5 million; the remaining 10.24% of Transelec’s capital stock was collectively held by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, who had a right to sell those shares to us after January 1, 2008.  This right was exercised on January 2, 2008 for a total purchase price of Ps. 38.8 million (U.S. $12.3 million).

•           Distribution: 100% of the capital stock of IEASA, which holds 100% of the capital stock of EASA, the owner of 51.54% of the capital stock of Edenor (the largest electricity distribution company in Argentina), acquired on September 28, 2007 from the former indirect shareholders of EASA in exchange for 480,194,242 shares of our common stock (of which 436,745,975 were issued in the form of Global Depositary Receipts (GDSs).  On March 4, 2011, Edenor acquired 99.99% of the equity of AESEBA, which owns 90% of the equity and voting rights of EDEN, for a purchase price of U.S.$49.5 million. Also, Edenor owns 99.99% of the capital stock of EMDERSA Holdings, which owns 53.77% of EMDERSA, which in turn owns 100% of the equity of EDESAL, EDELAR and EGSSA and 90% of the equity of EDESA.  In addition, as of December 31, 2011, we had acquired through open market transactions carried out by our subsidiary Pampa Inversiones a total of 19,449,074 of the publicly listed Class B shares and 777,523 ADSs (equivalent to 15,550,460 shares) of Edenor.  As of the date of this annual report there have been no changes in the position since December 31, 2011.  Edenor is currently divesting certain of the subsidiaries of EMDERSA, as further described in “Presentation of Information – Recent Developments”.

In addition to our principal businesses, below is a summary of certain non-electricity assets and investments we hold in our holding and others segment, directly or indirectly, including the respective acquisition date and price for each asset:

•        Approximately 13.3% of the capital stock (representing 4.1% of the voting rights) of Cerámica San Lorenzo S.A. (Cerámica San Lorenzo), a leading Argentine producer of ceramic floor coverings and tiles, acquired between February 2007 and March 2008 for an aggregate purchase price of approximately U.S. $8.3 million and having a market value of approximately Ps. 8.9 million (U.S. $ 2.1 million) based on a trading price of Ps. 0.95 per share on the Buenos Aires Stock Exchange as of December 31, 2011.

•        0.53% of the capital stock of San Antonio Internacional Ltd. (“San Antonio”), a company that indirectly owns certain on-shore drilling and well treatment businesses, which shares were acquired on October 30, 2007, on May 30, 2008 and on June 26, 2008, by Pampa Inversiones, one of our wholly-owned subsidiaries, for a total purchase price of approximately Ps. 81.7 million (U.S. $25.8 million).  As of December 31, 2009, these shares had been accounted for at their estimated realizable value amounting to Ps. 77.9 million.  On August 2010, and as a result of the decision made by Pampa Inversiones’ Board not to take part in the capital increase requested by San Antonio, Pampa Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total amount of the investment.

•        100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS as well as other credits against CIESA together with the rights over certain current lawsuits related to these bonds, certain CIESA’s debt restructuring agreements and civil responsibility of diverse parties, acquired on January 27, 2011 for a total purchase price of U.S. $136 million.  The acquisition of the CIESA debt and the aforementioned rights was done with the intention to re-implement the restructuring agreement signed on September 1, 2005 between CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO Bank N. V. Sucursal Argentina and the financial creditors, under which the latter, now substituted by Pampa, would obtain 50% of CIESA’s equity, which would control 51% of TGS. To the extent the restructuring agreement is finally implemented, Pampa, directly or through subsidiaries, would obtain a 50% equity stake in CIESA, a 4.3% equity stake in TGS, the right to receive its pro rata portion of a dividend to be declared by CIESA upon completion of the restructuring of the CIESA Debt and its portion of the TGS Dividend.  See “Presentation of Information – Recent Developments”.

•        On April 8, 2011, we acquired 100% of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, for a total purchase price of U.S. $29 million.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31
	2011	2010	2009	2008	2007	2006	2005	2004
Real GDP (% change)	7.7	9.2	0.9	6.8	8.7	8.5	9.2	9.0
Nominal GDP (in million of Pesos)	1,803,066	1,442,655	1,145,458	1,032,758	812,456	654,413	532,268	447,643
Real Consumption (% Change)	8.8	9.0	0.5	6.5	8.8	7.4	8.5	8.3
Real Investment (% change)	15.3	21.2	-10.2	9.1	13.6	18.2	22.7	34.4
Industrial Production (% change)	6.5	9.7	0.4	4.9	7.5	8.3	7.7	10.7
Consumer Price Index	9.5	10.9	7.7	7.2	8.5	9.8	12.3	6.1
Nominal Exchange Rate (in Ps./U.S. $ as period end)	4.3	3.98	3.8	3.45	3.15	3.06	3.03	2.98
Exports (in millions of U.S. $)	84,269	68,500	55,750	70,021	55,933	46,569	40,013	34,550
Imports (in millions of U.S. $)	73,922	56.443	38,771	57,423	44,780	34,159	28,692	22,445
Trade Balance (in million of U.S. $)	10,347	12,057	16,979	12,598	11,153	12,410	11,321	12,105
Current Account (% of GDP)		1.00	3.7	2.2	2.7	3.8	3.0	2.2
Reserves (in million of Pesos)	46,376	52,190	47,967	46,386	46,176	32,037	28,077	19,650
Tax Collection (in million of Pesos)	540,134	409,900	304,930	269,375	199,781	150,008	119,252	98,285
Primary Surplus (in million of Pesos)	4,921	26,063	17,286	32,529	25,719	23,156	19,661	17,360
Public Debt (% of GDP at December 31)*	42.7	45.8	48.8	48.8	56.1	64.0	73.9	127.3
Public Debt Service (% of GDP)		5.4	7.5	5.5	5.8	5.1	5.4	5.8
External Debt (% of GDP at December 31)*		35.7	38.5	39.4	47.6	51.3	64.4	112.4

Sources:INDEC; Central Bank; Ministry of Economy and Production.
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

The economic crisis led to an unprecedented social and political crisis, including the resignation of former President Fernando De la Rúa and his entire administration in December 2001.  After a series of interim governments, in January 2002 the Argentine Congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the Province of Buenos Aires, to complete De la Rúa’s term through December 2003.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the convertibility regime, including the fixed parity of the U.S. Dollar and the Peso.  Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación.  The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses.  The devaluation caused many Argentine businesses (including certain of our subsidiaries and co-controlled companies) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry.  The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation.  According to INDEC, during 2002, the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

Following the adoption of the Public Emergency Law, the Argentine Government implemented measures, via executive decree, Central Bank regulation and federal legislation, attempting to address the effects of the collapse of the convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

Pursuant to the Public Emergency Law, the Argentine Government, among other measures:

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

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003.  During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi‑money securities (complementary currencies) from circulation and eliminated all deposit restrictions.  The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover, according to INDEC.  In June 2005, the Argentine Government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced the outstanding principal amount of its public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms.  In April 2010, the Argentine Government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring.  On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owed under credit lines.

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

2011, deceleration, control and protectionism

According to official figures (provided by the INDEC), real GDP grew by 9.0% during 2011, showing that Argentina’s economy is still growing at a significant pace. However, during the last quarter the economy has shown signs of slowdown due to Brazil’s real depreciation, world stagnation and imports restrictions.

Consumption continued to push up economic activity and one of the main characteristics of 2011 was the gap between different areas. In this sense, financial activities stand over other areas, despite capital flights and capital controls, the reduction of dollar deposits and import restrictions. In addition, the international financial crisis is causing both a global growth slowdown and a drop in commodity prices. Consequently, the agricultural sector has been affected by the fall in the price of soybeans and to poor weather conditions.

In 2011 tax collection was 31.8% higher compared to 2010´s due to a robust increase on fiscal resources, as and as a result of a good domestic and trade activity, the VAT increased by 32.5%. In addition, income tax showed an increase of 41.7% due to higher overall wages and advance payments and withholding. As a result of several years where primary spending was higher than primary revenues, public accounts suffered a marked deterioration due to a primary surplus reduction of 80%. In addition, 2011 also showed an important financial deficit after public debt interest payments.

The Argentine Government has placed limits on how much foreign currency Argentine residents can buy in a bid to stem capital flight. Over the last years, dollar deposits were rising as part of a dollarization process portfolio but, as a negative consequence to this the rate of withdrawals from dollar accounts increased. In 2011, Argentina’s international reserves fell by 11% to halt a rise of foreign exchange demand and to sustain the price of the dollar. However, since November 2011, as a result of exchange control measures, the Argentine Central Bank has become a net buyer of dollars in the foreign-exchange market allowing offset the public foreign debt payment.

According to official data, exports in 2011 rose by 24% while imports were up 31%. Decline in competitiveness is evident in the external sector, which is becoming less surplus and more protectionist. There is a clear scenario of slowdown in growth of international trade and deterioration in the terms of trade, demanding a greater effort to sustain the economy’s trade surplus.

As a result, tighter controls over imports were introduced in addition to those established to purchase foreign currencies, especially given the concern about the impact of drought on expected exportable surplus of grain and oilseed products.

Outlook for 2012

Argentina’s future economic performance is highly dependent on the impact of the international economic crisis on China and Brazil, its main trading partners. In 2012, Argentina might show a stagnation of activity produced by both external and internal factors (namely an increase in public services fares disposed by the government after October 2011 presidential elections).  See “Item 3. Key Information - Risk Factors – Risk Related to Argentina”.

After a strong economic growth in 2011, forecasts regarding 2012 are more cautious, with an estimated expansion of around 5.0% to 6.5%, as the factors that drove the economy in 2011 would be reduced. Notwithstanding this, the expected growth rate is one of the highest in the region.

At the domestic level, inflation will continue to be the main macroeconomic problem, against a backdrop in which the margins of supply (in terms of physical and human capital) necessary to continue growing at an accelerated pace become narrower.  Another noteworthy factor is the uncertainty of the effect that the rise on public tariffs will have. At an international level, it is likely that the Euro Zone slide towards recession, considering the lack of credit and the tighter fiscal policy across the region. On the other hand, Chinese authorities have expressed that there could be an increase in trade protectionism taking into account that the crisis has shown fundamental weaknesses in economic and financial systems worldwide.  Although it is unlikely that the economic conditions in developed countries may generate a new global crisis (such as the one that occurred during 2008-2009), it is likely that problems in those economies will remain relevant for an extended period.  The uncertain international scenario has been aggravated by political instability in several Middle Eastern countries that started in Tunisia and Egypt and then spread to the rest of the region (Bahrain, Libya etc.). These events took a toll on the international markets, especially the international commodities market, given the strategic nature of many of these countries as sources for the supply of oil.  This situation could affect the global economy if it endures over time and spreads to other oil-exporting countries.  If developed economies experience a recovery that is not sufficiently robust, a significant increase in energy prices could accelerate global inflation rates, adversely affecting levels of economic activity.  In addition, should this increase be important, it would place an increased pressure on central banks, requiring them to counteract escalating prices, thus reducing the freedom with which they currently act.  Despite the weakness of the recovery, the U.S. Federal Reserve or the European Central Bank could be forced to raise their benchmark interest rates, which could severely inhibit economic growth.

Electricity prices and tariffs

Our revenues and margins are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by our transmission and distribution concessions).  Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework and under Supply Agreements within the framework of the Secretariat of Energy’s Resolution No. 220/07, and renegotiating our transmission and distribution tariff structures, which, if successful, would have a significant impact on our results of operations.

Electricity prices

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and Supply Agreements.

During 2011, the authorities responsible for the energy sector have continued with the policy adopted in 2003, which consists of having the spot price in the WEM determined on the basis of the maximum variable production costs recognized to power stations that are either gas-fed or available with natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, but rather, the WEM spot price is recognized as the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM price, as a temporary dispatch surcharge.

The relevant authorities have resorted to a number of procurement mechanisms for the supply of fuels for electricity generation, including an agreement with the principal electricity generators, which provides that natural gas volumes will be managed by CAMMESA with a view to optimizing the following (see “Regulatory and Legal Framework – Procedure for the Dispatch of Natural Gas for Power Generation”):

•           natural gas consumption in the most efficient generation units,

•           contracts for liquefied natural gas and its re-gasification, and

•           natural gas imported from Bolivia, among others.

All this notwithstanding, the supply of natural gas continues to be insufficient to meet the needs of electricity generation, which explains why electricity generation has had to continue relying on the consumption of liquid fuels.

The consumption of natural gas in 2011 was slightly higher than in 2010 (12,612,386 m3, as compared to 11,573,394 m3 in 2010). However, the increase in electricity demand caused liquid fuel consumption to be much higher in 2011 than in 2010.  Gas oil consumption was 21% higher than that recorded in 2010 (2,022,459 m3, as compared to 1,670,909 m3 in 2010). Likewise, fuel oil consumption was 13% higher than in 2010 (2,561,088 tn, as compared to 2,262,663 tn in 2010). Mineral coal consumption was also higher (944,916 tn, as compared to 873,896 tn in 2010).  As a result, generation costs were in excess of the ordered market spot price during a major portion of the year.

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

In addition, in 2008 the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil and financed by the generators.  The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50/barrel plus an additional 10% of the total purchase cost for financial and administrative charges.  In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators.  In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil.  Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, plus the 10% for administrative and financial expenses, plus the shipping cost.  In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% for administrative costs, plus the cost of shipping.

In April 2011, the Secretariat of Energy instructed CAMMESA to recognize to generators a price of 62 US$/bbl to fuel oil produced with crude oil owned by refineries. In case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be the minimum between the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the price of Escalante crude oil for the domestic month plus 16,50 US$/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% of US$/bbl for administrative costs, plus the cost of shipping.

The following chart illustrates the average monthly price of electricity paid to generators during 2011 compared with 2010.

Monthly Average Price of

Electricity in the Spot Market (Ps. Per MWh)

Source: CAMMESA

The chart below shows the monthly average cost during 2011 (compared with 2010) that electricity consumers should pay for the system not to be deficient.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply contracts.

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

This agreement seeks to accomplish the following (hereinafter the “2008-2011 Agreement”):

•           continue with the adaptation process of the WEM,

•           enable the incorporation of new generation to meet the increased demand for energy and power in the WEM,

•           determine a mechanism to pay the generators’ Sales Settlements with Maturity Dates To Be Determined (“LVFVDs,” per the initials in Spanish), which represent the generators’ claims spanning the period from January 1, 2008 through December 31, 2011, and

•           define how to recognize the global remuneration due to generators.

With a view to increasing the WEM’s installed electricity capacity, plans were made to analyze generation projects whose execution would be financed with the funds raised through the “Temporary Fee for the Formation of the 2008-2011 Agreement Fund” that the Secretariat of Energy had committed to implement and through the total repayment of the contributions paid in conformity with the “Final Agreement for Managing and Operating the Projects for Readapting the WEM as per the Secretariat of Energy’s Resolution No. 1427/04” Section 4, Sub-section d), Paragraph 2.  The generators were in charge of constructing those projects pursuant to the availability of funding.

On January 13, 2011, the Secretariat of Energy issued Resolution No. 3/11 whereby it established a 120-month extension of the abovementioned “Temporary Fee for the Formation of the 2008-2011 Agreement Fund” beginning on January 1, 2011, (i.e. in the temporary enforcement of the Ps.3.60 per MWh fee established by the Secretariat of Energy’s Resolution No. 1866 dated November 29, 2005). Said extension was subject to approval by the Ministry of Federal Planning, Public Investment and Utilities.

The electricity generator party to the 2008-2011 Agreement will be entitled to perceive the payment of the generators’ LVFVDs corresponding to the period from January 1, 2008 to December 31, 2011from the execution of the Supply Agreement within the framework of the Secretariat of Energy’s Resolution No. 220/07 and the commercial authorization of the new generation project in 120 monthly, equal and consecutive installments.

The interest established in Section 3 of the Secretariat of Energy’s Resolution No. 406/03 shall accrue to the LVFVDs amounts subject to the 2008-2011 Agreement and then converted into U.S. Dollars at the exchange rate prevailing on the date of execution of said agreement. The resulting amount shall accrue interest at an annual rate equivalent to LIBOR at 30 days plus 5%, as from the execution of the 2008-2011 Agreement.

In addition, as from the execution of the 2008-2011 Agreement, it is set forth that during the months where the electricity generators exceed the targeted availability, those generators will receive an increase in the maximum values recognized as “maintenance and other non fuel costs” (“mantenimiento” and “otros no combustibles”).  Accordingly, liquid fuels based generation will be entitled to an additional payment of Ps. 8 per MWh, natural gas-powered generation will be entitled to an additional payment of Ps. 4 per MWh.  These values will be treated as “Temporary Dispatch Cost Overruns” and will not be taken into consideration in determining Dispatch Variable Production Costs.  These values will also not take part in the calculation of the spot price. Prior to the execution of the 2008-2011 Agreement, the maximum amount recognized to the generation with liquid fuels was Ps. 12.96 per MWh and to natural-gas fed generation ranged from Ps. 7.96 per MWh to Ps. 10.81 per MWh, according to the type of technology and size.

Accordingly, both the increase in the remuneration for capacity and the recognition of additional maintenance and other non fuel costs had come into force as from the execution of the agreement dated November 25, 2010.  The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million.  As of the date of this annual report, the July – December period was still pending collection for a total amount of Ps. 86 million.  However, on February 3, 2011, through its Resolution No. 924, the Secretariat of Energy instructed CAMMESA to consider the remuneration items set forth in the 2008-2011 Agreement as LVFVDs in the WEM’s monetary transactions until the execution of the corresponding contractual instruments are executed and further instructions on the matter are ordered by the Secretariat of Energy.

Also, as a consequence of the 2008-2011 Agreement, HINISA was entitled to receive its payments from CAMMESA in accordance with Resolution 406/03, Section 4, Sub-section e). Previously, those payments were consolidated as established by Resolution 406/03, Sub-section c). Therefore, the HINISA order of priority for payment from CAMMESA improved as HINISA is –therefrom- entitled to be paid together with the Variable Production Costs.

According to Section 8 of the 2008-2011 Agreement, the implementation of the provisions therein required the execution of complementary agreements. On April 1, 2011, Piedra Buena, Güemes, Loma de la Lata, HIDISA and HINISA −the Company’s subsidiaries– (hereinafter “Pampa’s Generators”), executed the “Agreement to Increase the Availability of Thermal Generation” with the Secretariat of Energy (hereinafter the “Complementary Agreement”).

As set forth in the Complementary Agreement, Pampa's Generators shall build a new power generation plant with a total capacity of 45 MW (hereinafter the “Project”). The Project was divided in two stages, the first stage consisting in building the new plant with a generation capacity of 30 MW, and the second stage consisting in increasing the generation capacity by incorporating the remaining 15 MW.

The Complementary Agreement provides that the Secretariat of Energy shall instruct CAMMESA to pay to Pampa Generators the LVFVD accrued during the period elapsed between January 1, 2008 and December 31, 2011, excluding those LVFVD subject to the contract executed under the mechanism provided by the Resolution N° 724/08 of the Secretariat of Energy, for up to the thirty per cent (30%) of the amounts invested in the Project.

The first stage of the Project was concluded according to the original schedule. CAMMESA put under the consideration of the Secretariat of Energy the briefs prepared by the Technical Group regarding the completion of said first stage, concluding that the maximum value for the abovementioned recognition and payment of LVFVD amounted U.S.$8,083,799.

Notwithstanding the abovementioned and the instructions included in the Secretariat of Energy under Resolution N° 4604/11, up to date, CAMMESA has not canceled the cited LVFVD. On March 22, 2012, Pampa’s Generators, filed an administrative claim to obtain such payment. Upon the exhaustion of the administrative remedies, judicial relief will become available (See “Item 8. Financial Information - Legal Proceedings” and “Item3. Key Information - Risk Factors – Risk Related to our Generation Business”).

Tariffs

Transmission.  Our transmission tariffs have four components:

(1)           electricity transmission revenue;

(2)           capacity charges;

(3)           connection charges; and

(4)           reactive equipment charges.

The tariffs are paid on a monthly basis by CAMMESA, which payments are made by CAMMESA out of the amounts it collects from local electricity distribution companies, generators and large users of electricity.  The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations.  Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing.  The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index).  The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE.  However, the Public Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed.  Transener completed its first tariff review process in 1998, but as a consequence of the Public Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) was replaced by the renegotiation process contemplated by the Public Emergency Law.  In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine Government.  These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Transener RTI.  Under the transition period rules, Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.

According to the terms of the Transener’s agreement with the Argentine Government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities and rate of return and capital base.  The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.  If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

On August 5, 2008, the Secretariat of Energy adopted Resolutions No. 869/08 and No. 870/08, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Secretariat of Energy in its Resolutions No. 869/08 and No. 870/08.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in the Definitive Agreements for such purpose.  In that way, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, that led to the initiation of judicial claims.  UNIREN has stated that the mechanism for monitoring of costs and regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, and that the delay in the definition of said process is not attributable to the Concessionaires and it could not lead to undermine their rights.

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

(iv)                 an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii), and

(v)                  a procedure for the updating and payment of cost variations incurred from December 1, 2010 to December 31, 2011, calculated biannually.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the financial statements, up to the amounts received as of December 31, 2011, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 27.6 million and Ps. 61.9 million and interest income amounting to Ps. 31.7 million and Ps. 80.7 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2011 and 2010, respectively.

In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to the variations of costs generated during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

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

On May 12, 2009 Transener and Transba entered into Financing Agreements with CAMMESA for an amount of Pesos 59.7 million and Pesos 30.7 million, respectively. On January 5, 2010, extensions of the above-mentioned agreements were subscribed for an of Pesos 107.7 million and Pesos 42.7 million, for Transener and Transba, respectively (Addendas I).

On May 2, 2011 new extensions of the Financing Agreements (Addendas II) were entered into with CAMMESA, which provide the following: i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period June 2005 – November 2010 would be granted, and iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addendas II.

However, such commitments mentioned in ii) above, have not been fully complied with since as of December 31, 2011 the amounts received from CAMMESA reach 20% of the corresponding amounts for variations of costs from June 2005 to November 2010, and no amount adjusted by the remuneration adjustment that should have been applied from December 1, 2010 to December 31, 2011 has been received.

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

Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices.  However, the Public Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses.  As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine Government granted Edenor an increase in Edenor’s distribution margin.  Although this increase applied to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), while Edenor’s residential customers did not experience any increase in VAD.  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below.  The Adjustment Agreement also contemplates a cost adjustment mechanism, known as the CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year).

Pursuant to the Adjustment Agreement, Edenor is currently engaged in an integral tariff revision process with the ENRE.  As of the date of this annual report, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached that it will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine Government.  For a more detailed review of our distribution tariff adjustment process and history please see “Item 4. Information on the Company – Our Business – Our Distribution Business”.

On August 14, 2009, ENRE adopted Resolution No. 433/09 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009.  The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth in Resolution No. 652/09 issued by the Secretariat of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh.  The modification to the ENRE rate charts did not have any effect on Edenor’s VAD.  The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine Government.  As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/08. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

The increases to Edenor’s tariffs, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI.  The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return.  On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/08, which establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009.  In addition, Resolution No. 865/2008 states that in the event that the Edenor RTI results in an increase in the then effective electricity tariffs, such increase will take place in three stages: in February 2009, August 2009 and February 2010.

On November 12, 2009, Edenor submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008.  The proposal included, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to their customers (such as taxes on financial transactions), a revised analysis of its distribution costs, modification to its quality of service standards and penalty scheme and, finally, a revision of its asset base and rate of return.  The presentation included three different scenarios and related tariff proposals:  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect.  Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies, including the following: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the Representative Electric Systems, contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.  It was assumed in each scenario that the tariff increase would be implemented in three equal semiannual installments.

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
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  In contrast to this trend, demand for electricity fell by 1.3% in 2009 when compared to 2008, from 105,934 GWh in 2008 to 104,592 GWh in 2009.  During 2010, demand for electricity grew by 5.9% when compared to 2009, from 104,592 GWh in 2009 to 110,767 GWh in 2010.  In addition, during 2011, the electricity demand grew by 5,1% compared to 2010, from 110,767 GWh to 116,417.5GWh.

                The following chart provides a breakdown of the demand for energy in 2011 by type of customer:

In turn, a new 21,564 MW record of capacity load was registered on August 1, 2011, which was 6.5% above the peak for 2009. On March 10, 2011 a new record of capacity load was registered with a load of 20,913 MW.

Peak Demand Records

	Summer	Winter	Summer	Winter	Summer	Winter	Summer	Winter
	2008	2008	2009	2009	2010	2010	2011	2011
Capacity (MW)	17,930	19,126	18,596	19,566	19,370	20,843	20,913	21,564
Date	02/20/2008	06/23/2008	02/19/2009	07/24/2009	01/29/2010	08/03/2010	03/10/2011	08/01/2011
Temperature (°C)	28.1	8.4	29.2	5.1	34.0	1.6	31.4	3.5
Time	10:01 PM	7:37 PM	10:00 PM	7:59 PM	2:52 PM	7:45 PM	8:31 PM	8:18 PM

Source: CAMMESA.

Generation of electricity increased by 4.7% in 2011, from 112,721 GWh in 2010 to 118,049 GWh in 2011.
Thermal generation continued to be the main resource to supply demand as it contributed 73,451 GWh (62%), followed by hydroelectric generation net of pumping, which contributed 38,693 GWh (33%) and nuclear generation, which contributed 5,892 GWh (5%), and hotovoltaic and wind generation, which contributed 13.1 GWh. There were also imports, for 2,412 GWh (2.6% in excess of 2010), exports for 275 GWh (24% lower than in 2010) and losses for 3,768 GWh (4.5% lower than in 2010).
Hydroelectric generation in 2011 was similar to that recorded in 2010 (2.5% lower). In this way, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.
The following chart shows the development of electricity demand by type of generation (thermal, hydro, nuclear) since 2005:

Electricity Generation by Type of Station
2005 - 2011

GWh
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
96,518
102,861
104,415
109,975
108,548
112,721
118,049
6,374
7,153
6,721
6,835
7,589
6,692
5,892
13
38,793
42,000
36,700
36,300
39,600
39,680
38,693
51,351
53,708
60,994
66,840
61,359
66,349
73,451
2005
2006
2007
2008
2009
2010
2011
Thermal
Hydroelectric
Nuclear
Renewable

Source: CAMMESA.
Note: includes WEM and PSWEM. Hydroelectric generation is considered net of pumping.t

In May 2005, the Argentine Government implemented the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or PUREE) in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003.  Later that same year, the Argentine Government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers who reduce their energy consumption in comparison to their demand in 2003 and industrial customers based on their consumption in 2004.  The PUREE II also penalizes industrial customers whose consumption exceeds 90% of 2004 consumption levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose consumption exceeds 90% of their consumption levels for 2003.  Residential customers with consumption levels below 300 KWh are exempt from penalty.  In spite of the PUREE, energy demand has continued to increase during the three years it has been in effect.

During 2011 generation facilities increased thier installed capacity by 1,229 MW compared to 2010, increasing to a total of 29,443 MW in 2011. New capacity additions are mainly attributed to the rise in Yacyretá’s reservoir water level to 83 meters above sea level (450 MW) and the commercial commissioning of Loma de la Lata’s combined cycle (165 MW).

During 2011, capacity in the electricity generation sector increased as follows, for a total increase of 1,229.27 MW:

	Company	Technology	Location	Capacity (Mw)
January	ENARSA	Diesel	Chilecito	10
			Corrientes	20
			Cordoba	10
			Salto	10
			Gral. Villegas	23.5
			Linconl	13
February	ENARSA	Diesel	Corrientes	6
	YACYRETA	HIDRO	Misiones	450
March	ENARSA	Diesel	Córdoba	5.4
			Colón	2.6
			Corrientes	1.5
April	ENARSA	TG	Las Armas	23.37
		Diesel	Salto	10
			La Pampa	15
	GEMSA	HIDRO	CH San Martin	6.48
			CH Los Coroneles	6.64
	CEMPPSA	HIDRO	CH A. Condarco	54.6
	EJSEDSA	HIDRO	CH Reyes	7
May	PAMPA	Diesel	Piquirenda	30.4
	ENARSA	Diesel	La Rioja	10
		Diesel	Corrientes	9.4
		Diesel	Misiones	15
June	PETROBRAS	TV	Bs. As	7
	ENARSA	TG	Bs. As	49.8
		Diesel	Bs. As	15
			La Pampa	9
July	PROV BS AS	TG	Villa Gesell	80
	ENARSA	Diesel	Salto	2.4
			Santa Rosa	1.5
August	ENARSA	Diesel	Stgo. Del Estero	11.5
			Esquina	1.1
			Entre Ríos	5
			Bs. As	5
October	Medanito	Diesel	Rincon Sauces	7
November	PAMPA	CC	Loma de la Lata	165
	ENARSA	Diesel	Oran	15
			Bs. As	15.4
	ALBANESI	TG	Independencia	88
December	GECOR	TG	Córdoba	26
	ALBANESI	TG	Independencia	12
	ENARSA	Diesel	Bs. As	2.28
			Entre Ríos	5
			Catamarca	7
			Bariloche	20
	Prov.Chubut	Eólico	Diadema	6.3
	SIEYE	HIDRO	San Juan	0.1
	SAPEM	Eólico	Arauco	2
	EPSE	Fotovoltaic	San Juan	1
TOTAL				1,299.27

Source: CAMMESA.

The chart below shows the composition of installed capacity in Argentina as of December 31, 2011:

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

Cost of sales

Our most significant costs of sales in our generation business are fuel consumption by our thermal generation facilities, royalty payments by our hydroelectric generation facilities and energy purchases by our hydroelectric and thermal generation facilities.  We purchase energy from the spot market for our generation plants as back up for our long-term contracts with third parties.  We also record personnel costs, royalty payments and depreciation and amortization charges related to electricity generation as part of our costs of sales.  The cost of energy purchases and fuel consumption varies according to fluctuations in fuel prices, as well as, in the case of energy purchases, variations in the regulated seasonal price of energy.

In October 2007, the Secretariat of Energy announced that the variable cost attributed to electricity generators, which was set at Ps. 7.96 per MW at that time, would be increased in accordance with the consumption of liquid fuel, as follows:

•           Gas-oil/Diesel Oil Generation: Ps. 8.61 per MW; and

•           Fuel Oil Generation: Ps.5.00 per MW.

In addition, thermal generation units utilizing their own natural gas would be compensated in the amount of the difference between the maximum recognized variable production cost and the node price, if such amount is less than Ps. 5 per MW.

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

In May 2008, the Secretariat of Energy instructed CAMMESA (Resolutions 446 and 527) to dispose of available natural gas with the objective of maximizing the electricity production, regardless of which power plants originally held contracts for such gas.  The Secretariat of Energy also instructed CAMMESA to request generation companies to voluntarily accept such mechanism and to give their natural gas volumes to CAMMESA to allocate.  In return, the generator would receive the electricity revenue and the cost of natural gas as if the generator had burned the gas by itself.  During 2009, Loma de la Lata sold 345.7 GWh pursuant to this scheme.

In October 2009, the Secretariat of Energy (Resolution 6866) offered generation companies to participate in a “Temporary Centralized Dispatch” of natural gas volumes owned by thermal power plants in order to consume those volumes in a more efficient way.  Pursuant to this program every participating power plant gives its available volumes of natural gas to CAMMESA, which in turns gives them to the most efficient units.  In return, generators will receive:

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

During 2011, Piquirenda and Loma de la Lata agreed to participate in the Temporary Natural Gas Centralized Dispatch program with natural gas Plus. See “Regulatory and Legal Framework - Procedure for the Dispatch of Natural Gas for Power Generation”.

We have entered into contracts or royalty assignment agreements to provide for most of our current needs for the fuel consumed in our thermal generation plants (natural gas and fuel oil).  These contracts vary in their terms and some are subject to interruptions of delivery (or transportation), depending on the supply/demand conditions of the system.  Gas supply to the industry in general and to the electricity generation industry in particular can be affected by availability limitations, especially during the winter months, as natural gas is also used in Argentine households for cooking and heating and, because the total gas supply has not increased significantly in recent years due to a slowdown in the development of new gas fields in Argentina and a decline in expected imports from Bolivia.  When the fuel supply to our plants is not available, either as a result of supply constraints or transmission constraints, we are not able to generate electricity during those periods.  We do not have storage capabilities at our plants, other than our fuel oil tanks at the Piedra Buena facility, which can supply that plant’s fuel requirements for approximately two weeks.  Our exposure to fuel prices is partially offset by the way such prices are incorporated into the price of the electricity we sell.  The Secretariat of Energy periodically publishes the cost of the different fuels used in thermal generation units that is recognized (recovered) in the price paid to generators that sell electricity to the spot market.  We are currently entering into contracts for the sale of electricity under the Energía Plus program that includes adjustment clauses linked to the price of fuel.  See “Item 4.  Information on the Company—Our Business.”

Our most significant costs of sales in our transmission business are personnel costs, depreciation and amortization charges and cost of material for works and maintenance.

Our cost of sales in our distribution activities are mainly comprised of purchases of energy for distribution, personnel costs, depreciation charges and fees for third-party services.

Operating expenses

Our most significant operating expenses are our administrative and selling expenses in our distribution activities, which include related salaries, social security charges, fees for third-party services and taxes.  In our transmission business, we do not record selling expenses, and the main administrative expenses are salaries and social security charges and rental and insurance expenses.  In our generation business, our selling and administrative expenses relate mainly to salaries, social security charges, fees for third-party services and taxes.

Critical Accounting Policies and Estimates

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

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity, (iv) reactive equipment, (v) by any Cost Variation Index (“CVI”), without duplication (including the recognition of cost variations incurred between June 2005 and November 2010 according to the Complementary Agreement; and (vi) for bonuses, net of penalties (provided it meets certain service quality regulations). All this income is accounted for as the services are provided, except for income resulting from CVI adjustments, which are accounted for upon their collection.

Likewise, the joint-controlled company Transener generates additional income by means of the provision of external services for the construction and installation of electrical equipment and structures, the operation and maintenance of off-network lines, the supervision of the expansion of the Argentine Interconnection System (“SADI”), the supervision of operations and maintenance of independent transmitters and other services. All this income is disclosed under Income based on its accrual, except for income resulting from the construction and installation of assets and electrical equipment, which are disclosed based on the work progress.

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

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company. Cost Monitoring Mechanism (“MMC”) adjustments are accounted for as long as they have been approved by ENRE.

Other

Income resulting from the sale of crude oil, natural gas and liquefied petroleum gas is recognized simultaneously with the transfer of ownership at the termination of their associated contracts, which is effected when the client takes ownership of the product, taking on all risks and benefits, prices have been ascertained and collectability has been reasonably assured.

Impairment of non-current assets

We review long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Impairment of long-lived assets and goodwill

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units or CGU). Most of the main subsidiaries or joint ventures of the Company are cash generating units, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary in these segments represents the lowest level of composition of assets generating independent cash flows.

Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an CGU to its discounted future net cash flows expected to be generated by such asset.  If the assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The fair values of the CGU are estimated using the discounted cash flows approach.  Cash flow projections used are based on financial budgets approved by management.  The growth rates applied do not exceed the long-term average growth rate for the business in which the reporting unit operates.  Key drivers in the analysis also include profit margins, which are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs.  An increase of 39.6% in the average discount rate and a decrease of 6.8% in our profit margins would cause the projected cash flows to equal the carrying amount of the reporting units.  If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Impairment losses are recognized when the carrying amount of the asset exceeds its recoverable value. The recoverable amount is the higher of the value of assets in use and fair value less costs to sell. Any impairment loss will be distributed (to reduce the carrying amount of the CGU's assets) in the following order (under Argentine GAAP):

(a) First, to reduce the carrying amount of goodwill assigned to the CGU, and

(b) then (if is there a residuary), to the intangible assets in the CGU

(c) finally (if is there a residuary), to the other assets in the unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs to sell, its value in use or zero value.

As of December 31, 2011, impairment losses of Ps. 443.5 million, Ps. 10.2 million and Ps. 165.7 million were recorded for goodwill, intangible and fixed assets, respectively, associated with its investment in Edenor as a result of the evaluation on its recoverability (using discounted cash flows), which is described in detail in Note 2 - Fixed assets and intangible assets recoverability assessment - and Note 20 - Edenor economic and financial situation - to the audited consolidated financial statements.  In spite of its current economic and financial situation, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the date of this annual report. In order to contemplate the estimation risk contained in the projection of the variables used, Edenor has considered four different probability-weighted scenarios. Although in all of them an acceptable agreement with the Argentine National Government resulting in gradual tariff increases is assumed, Edenor has considered different timing and magnitude of expected VAD increases. Indeed, the optimistic scenario considers VAD increases since 2012 as a result of the RTI process. This scenario has been assigned a 5% probability. In contrast, the other three scenarios consider VAD increases as a result of the RTI process since 2013. These last three scenarios can be classified into base, intermediate and pessimistic cash flows depending on the opportunity of the application and magnitude of the expected CMM. Edenor has assigned for these scenarios the following percentages of probability of occurrence based primarily on the experience with past delays in tariff renegotiation process: base scenario: 50%, intermediate scenario: 10%, and pessimistic scenario: 35%. Under US GAAP, the Company re-performed its impairment test but comparing the carrying amount of its investment with the corresponding undiscounted cash flows (as prescribed in that GAAP).  Such test give not rise to an impairment loss, thus the impairment test recorded under Argentine GAAP has been reversed out under US GAAP. Please see Note 23 of our Consolidated Financial Statements as of December 31, 2011 for further details.

No other impairments were recognized during the reporting periods in long-lived assets and goodwill, other than the impairment losses of Ps. 18.5 million recorded in 2009 over certain fixed assets that are part of power generation projects due to changes in circumstances that affected their recoverability.

Currently, as our management is focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, we do not foresee circumstances in the near future that would result in the recognition of an impairment of long-lived assets or goodwill, other than the above mentioned.  We believe that the accounting estimate related to impairment of long lived assets and goodwill is a critical accounting estimate because it is highly susceptible to change from period to period.  This is because: (1) it requires management to make assumptions about future interest rates, sales and costs; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our net income would be material.  Management’s assumptions about future sales and future costs require significant judgment.

As of the date of this annual report, based on our current management’s assumptions and estimations, and other than the impairment charges recorded for the situations above mentioned we are not aware of any further material events or circumstances that could require a material impairment charge.

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

Accounting for acquisitions

To account the acquisitions (business combinations), the Company uses the purchase method, which requires recognizing the identifiable acquired assets and assumed liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that the Management is to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is allocated to goodwill. If the fair value of identifiable net assets acquired is higher than acquisition cost, under Argentine GAAP a negative goodwill is recorded. Under US GAAP, the Company must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase, to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date. Once the Company ensures that the measurements are appropriated, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.  See Note 23 of our Consolidated Financial Statements.

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

We believe that the valuation assumptions underlying each of these valuation methods are based on the current information available including discount rates, cash flow assumptions, market risk rates and others.  The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected retrospectively.

On January 27, 2011, Pampa Inversiones acquired: i) the 100% of the shares of Inversiones Argentina I, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements, and ii) other rights that AEI maintained over AESEBA. The total agreed price was US$ 136 million. Related to CIESA´s debt restructuring agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50% of the shares of CIESA, the company that controls 51% of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years.

On March 4, 2011 Edenor purchased the 100% of the equity and voting rights of Aeseba and the 77,19% of the equity and voting rights of EMDERSA for the total amount of U.S.$ 140 million, corresponding to U.S.$ 90 million for the equity of EMDERSA and U.S.$ 50 million for the equity of Aeseba. These acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of a consolidated negative goodwill amounting to Ps. 557.8 million and a Ps. 64.0 million acquisition result.

We consider our accounting policy for valuation of acquisitions critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net (loss)/income.  Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Assets held for sale

We entered into a plan to sale certain subsidiaries, as such we reclassified the assets and liabilities related to the subsidiaries that are intended to be disposed by sale into a single line item within current assets and current liabilities.  Moreover, these assets and liabilities have been valued at the lower of its carrying amount or its fair value less cost to sale, as such a loss has been recognized to carry that assets and liabilities at the lower amount of the above mentioned.

We believe that such valuation at fair value less cost to sale implies assumptions that are basically based on current available information such as certain offers received and market conditions.  We believe our accounting policy as critical because of the judgments made in determining the estimated fair value less cost to sale.  Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Allowance for doubtful accounts

We are exposed to losses due to uncollectible accounts.  The allowance for doubtful accounts corresponding to our receivables from energy distribution is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections.  The allowance for doubtful accounts related to distribution as of December 31, 2011 was Ps. 57,0 million higher as compared to December 31, 2010, due to (i) incorporated allowances of Ps. 21,2 million due to the acquisition of AESEBA, (ii) additions accounted for in 2011 of Ps. 28,6 million (taking into consideration that the renewal of the Framework Agreement (Shantytowns) is pending of approval), and Ps. 13.2 million resulting from the application of a ratio calculated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto, net of retirements of Ps. 6.0 million.  In order to estimate collections related to our generation business we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by Secretariat of Energy, which allow the Company to collect its credits with CAMMESA through different mechanisms.  Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. The allowance for doubtful accounts related to the generation business as of December 31, 2011 has not had significant changes compared to December 31, 2010.  For more information regarding the balances of the allowance for doubtful accounts see Note 21.f) to our audited consolidated financial statements.  We believe that the accounting policy relating to the Allowance for doubtful accounts is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our receivables collection due to uncollectible accounts, that is susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Accrued litigation

In the normal course of business, we are a party to lawsuits of various types related to our generation, transmission and distribution businesses, in which third parties seek damages, reimbursement for losses or compensation.  We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.  These accruals are based on the most recent developments, our evaluation of the merit of each claim and our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters.  Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.  There were no changes to assumptions or methods used to established accruals from year to year.  In 2011, we recorded a net increase to our accrual for litigation of Ps. 12.1 million. The allowance for accrued litigation related to distribution as of December 31, 2011 was Ps. 11,8 million higher as compared to December 31, 2010, due to (i) incorporated allowances of Ps. 6,2 million due to the acquisition of AESEBA, and (ii) additions accounted for in 2011 generated by new litigation and changes in our evaluation of existing litigation accounted of Ps. 16,6 million, net of retirements of Ps. 11,0 million.

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2011, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 21.f) to our audited consolidated financial statements.  Provisions for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the balance sheet date, and taking into account our litigation and resolution /settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Management estimates changes, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income statement, statements of changes in shareholders' equity and cash flows.

Income tax – current and deferred

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

Accordingly, we evaluate a valuation allowance due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carryforwards, before they expire.  We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance.  However, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would be required to adjust the deferred tax asset at the time and for the period such determination was made.  The increase in tax loss carryforwards for 2011 is mainly attributed to net losses from the distribution and generation segment for about 60% and 34% of the total amount, respectively.  Our tax loss carryforwards as of December 31, 2011 were mainly registered in our generation and distribution segments for about 48% and 46% of the total amount, respectively. The distribution segments subsidiaries have recorded an allowance for the amount of the deferred tax asset resulting from the estimated tax loss carryforward at year-end, due to the fact that the generation of future taxable income for offsetting purposes within the period contemplated by the tax legislation in effect is uncertain. Our tax loss carryforwards not included in the allowance were mainly registered in our generation segment for about 99% of the total amount and we expect to utilize them before expiration mainly within the following two and three years.  The total amount of valuation allowance for tax loss carryforwards at each reporting period is disclosed in Note 20.II.f) to our audited consolidated financial statements.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because: it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of operations could be material.

Asset tax credits

We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year.  This tax complements income tax.  Our tax obligation in each year will coincide with the higher of the two taxes.  However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.  We have recognized the asset tax provision paid in previous years as a credit, as we estimate that it will offset future years’ income tax.  However, since as of December 31, 2011, we have determined that certain asset tax credits will not be realizable, we recorded an accumulated valuation allowance for Ps. 37.9 million mainly related to our holding business, considering that these amounts will not be realized under the Company’s current business plan, since no taxable income is expected to be generated.  The average expiration term of this asset as of December 31, 2011 is 8.5 years.

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

As a result of the conclusion of the diagnosis stage, some preliminary conclusions have been drawn on the main impacts of the IFRS implementation in the Company. The effects of adoption of IFRS and the conciliations between the Argentine GAAP and the IFRS are included in note 22 to the consolidated financial statements.

Going concern in relation to our subsidiary Edenor

In the year ended December 31, 2011, the indirect controlled company Edenor recorded a significant fall in its operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the delay in obtaining rate increases and CMM, requested in the presentations made until now by Edenor in accordance with the terms of the Adjustment Agreement described in Note 7 to our audited consolidated financial statements, and the continuous increase of its operating costs that allow Edenor to maintain the level of the service.

It is worth mentioning that in compliance with the terms of the Adjustment Agreement, Edenor has maintained the quality of the distribution service, satisfying the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the increase recorded in the costs associated to the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling investments, as detailed in Note 9 to our audited consolidated financial statements, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain of our estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investments plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this framework, Edenor has started the corresponding presentations process before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Should the conditions existing as of the date of these consolidated financial statements continue, the Board of Directors of Edenor believes that the situation above described will continue to deteriorate. The cash flows and operating results for the next year, and financial ratios, will be negatively impacted.

The outcome of the distribution tariff renegotiation is uncertain both as to its timing and final form. If during the next year: i) the new tariff schedules are not issued by ENRE; ii) Edenor would not be granted other mechanism for compensating its cost increases, and/or iii) would not get from the National Government other mechanism that provides it with financing for our cost increases, it is likely to have insufficient liquidity and will consequently be required to implement various measures as detailed above, to preserve cash and enhance its liquidity. Nevertheless, Edenor cannot assure you that any additional financing could be obtained on acceptable terms. As such, there is significant risk that should any of these measures, individually or in the aggregate, not be achieved, it would have a material adverse impact on Edenor and it may need to seek other liquidity resources. Edenor may need to enter in a renegotiation process with its creditors in order to obtain changes in the terms of its obligations to ease its financial condition.

Given the fact that the realization of the projected measures to revert the negative trend manifested in the current year depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, its Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year. However, neither Edenor nor the Company’s consolidated financial statements include any adjustments or reclassifications that might result from the outcome of this uncertainty.

Although Edenor represents approximately 52% of our consolidated assets and income, the Company considers that this uncertainty regarding its indirect controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

(i)        There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;

(ii)      Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;

(iii)     Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date in 2007;

(iv)    There are and there have been no significant balances or transactions between Pampa Energía and Edenor;

(v)      The Company is not contractually obliged to render financial assistance to Edenor.

(vi)    Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 7 – Subsidiaries Regulatory Framework.

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the indirect controlled company Edenor (fixed assets, intangible assets and goodwill values) as described in Note 2 to our audited consolidated financial statements - Fixed assets and intangible assets recoverability assessment, which resulted in the recognition of an impairment loss in income for Ps. 557.8 million, net of deferred tax (of the applicable concepts).

Results of Operations

The table below provides a summary of our operations for the years ended December 31, 2011 2010 and 2009.

	Fiscal years ended December 31,
	2011		2010		2009
	(in millions of pesos)

Sales	Ps.	6,774.5	Ps.	4,748.6	Ps.	4,093.4
Cost of sales		(5,583.1)		(3,869.6)		(3,192.1)
Gross profit		1,191.4		879.0		901.3
Selling expenses		(450.5)		(211.1)		(154.7)
Administrative expenses		(560.2)		(365.8)		(302.7)
Goodwill amortization		(5.7)		(20.0)		(20.0)
Operating income (loss)		175.0		282.1		423.9
Result for investing in other companies		20.7		-		-
Financial and holding results, net		(1,380.6)		(250.6)		48.4
Other (expenses) income, net		32.1		6.2		(2.0)
Income (loss) before taxes and minority interest		(1,152.8)		37.7		470.3
Income tax and tax on assets (expense) benefit		40.6		(74.3)		(160.2)
Minority interest		181.1		(10.0)		(95.3)
Net income	Ps.	(931.1)	Ps.	(46.6)	Ps.	214.8

Sales
Generation	Ps.	2,851.4	Ps.	2,291.7	Ps.	1,723.3
Transmission		314.1		291.9		291.3
Distribution		3,565.0		2,173.6		2,077.9
Holding and others		55.6		0.9		15.1
Eliminations		(11.6)		(9.5)		(14.0)
Total Sales		6,774.5		4,748.6		4,093.4

Gross profit (loss)
Generation		356.0		350.4		327.7
Transmission		63.0		93.2		71.2
Distribution		765.7		442.2		508.1
Holding and others		14.9		0.1		6.9
Eliminations		(8.2)		(6.9)		(12.6)
Total Gross profit		1,191.4		879.0		901.3

Operating income (loss)
Generation		181.5		207.6		214.0
Transmission		12.5		49.4		34.5
Distribution		11.4		61.5		218.7
Holding and others		(29.8)		(36.0)		(42.2)
Eliminations		(0.6)		(0.4)		(1.1)
Total Operating income		175.0		282.1		423.9

Net income (loss)
Generation		(42.8)		58.1		57.9
Transmission		(12.9)		11.3		17.4
Distribution		(853.7)		(92.6)		(14.8)
Holding and others		(21.7)		(23.4)		154.2
Total Net income (loss)	Ps.	(931.1)	Ps.	(46.6)	Ps.	214.7

________________

Note

The investments in EMDERSA and Emdersa HOLDING have been included in the Consolidated Balance Sheet as Other current assets. The corresponding amounts charged to the results of operations have been included, on a line-by-line basis, in the Company’s Consolidated Statement of Operations.

The segment holding and others consists of our own operations at the holding level, including advisory services, financial investments, oil and gas operations, investments in real estate and other companies not related to the electricity sector.  Eliminations consist of the adjustments to our consolidated statement of operations for intercompany transactions and the companies in which we have direct and indirect equity interests.

Year ended December 31, 2011 compared to year ended December 31, 2010

We had consolidated sales revenues of Ps. 6,774.5 million for the fiscal year ended December 31, 2011, 42.7% higher than the Ps. 4,748.6 million for the same period of 2010, explained mainly by an increase of 24.4% (Ps. 559.7 million), of 7.6% (Ps. 22.2 million), of 64.0% (Ps. 1,391.4 million) and Ps. 54.7 million in the generation, transmission, distribution and the Holding and Other segments, respectively.

The following table sets forth our net sales by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Net Sales	2011		2010
	(in millions of pesos)
Generation	Ps.	2,851.3	Ps.	2,291.6
Transmission		314.1		291.9
Distribution		3,565.0		2,173.6
Holding		55.6		0.9
Eliminations		(11.6)		(9.5)
Total	Ps.	6,774.5	Ps.	4,748.6

We had consolidated cost of sales of Ps. 5,583.1 million for the fiscal year ended December 31, 2011, 44.3% higher than the Ps. 3,869.6 million for the same period of 2010, explained mainly by an increase of 28.5% (Ps. 554.1 million), of 26.4% (Ps. 52.5 million), of 61.7% (Ps. 1,067.9 million) and of Ps. 39.9 million in the cost of sales of our generation, transmission, distribution and Holding and Other segments, respectively.

The following table sets forth our cost of sales by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Cost of Sales	2011		2010
	(in millions of pesos)
Generation	Ps.	(2,495.4)	Ps.	(1,941.3)
Transmission		(251.1)		(198.6)
Distribution		(2,799.3)		(1,731.5)
Holding		(40.7)		(0.8)
Eliminations		3.4		2.5
Total	Ps.	(5,583.1)	Ps.	(3,869.6)

We had consolidated gross profit of Ps. 1,191.5 million for the fiscal year ended December 31, 2011, 35.6% higher than the Ps. 879.0 million for the same period of 2010, explained mainly by the increase in the gross profit from our generation (Ps. 5.6 million), our distribution(Ps. 323.5 million) and Holding and Other (Ps. 14.8 million) segments, that were partially offset by a reduction in gross profit for the fiscal year ended December 31, 2011 in our transmission segment (Ps. 30.2 million).

The following table sets forth our gross profit by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Gross Profit	2011		2010
	(in millions of pesos)
Generation	Ps.	355.9	Ps.	350.3
Transmission		63.0		93.2
Distribution		765.7		442.2
Holding		14.9		0.1
Eliminations		(8.2)		(6.9)
Total	Ps.	1,191.5	Ps.	879.0

We had consolidated gross margin of 17.6% for the fiscal year ended December 31, 2011, 5.0% lower than the 18.5% margin for the same period of 2010, explained mainly by the reduction in gross margin from our generation and transmission segments, which were offset by an increase in gross margin in our distribution and holding and others segments.

We had consolidated selling expenses of Ps. 450.5 million in the fiscal year ended December 31, 2011, 113.4% higher than the Ps. 211.1 million recorded in 2010, explained mainly by the increase in selling expenses at our generation, distribution and holding and others segments (increases of Ps. 2.5 million, of Ps.236.1 million and Ps. 0.8 million, respectively).

The following table sets forth our selling expenses by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Selling Expenses	2011		2010
	(in millions of pesos)
Generation		Ps. (18.9)		Ps. (16.4)
Transmission		-		-
Distribution		(430.6)		(194.5)
Holding		(1.0)		(0.1)
Eliminations		0.0		-
Total	Ps.	(450.5)	Ps.	(211.1)

We had consolidated administrative expenses of Ps. 560.2 million in the fiscal year ended December 31, 2011, 53.2% higher than the Ps. 365.8 million recorded in 2010, explained mainly by the increase in administrative expenses at our generation, transmission, distribution our holding and others segment segments (increases of Ps. 29.2 million, 6.7 million, Ps. 151.8 million and Ps. 7.8 million, respectively).

The following table sets forth our administrative expenses by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Administrative Expenses	2011		2010
	(in millions of pesos)
Generation	Ps.	(140.2)	Ps.	(111.0)
Transmission		(51.3)		(44.7)
Distribution		(332.5)		(180.6)
Holding		(43.8)		(36.0)
Eliminations		7.6		6.6
Total	Ps.	(560.2)	Ps.	(365.8)

We recorded consolidated goodwill amortization charges of Ps. 5.7 million in the fiscal year ended December 31, 2011, compared with Ps. 20.0 million recorded in 2010.

The following table sets forth our goodwill amortization by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Goodwill Amortization	2011		2010
	(in millions of pesos)
Generation	Ps.	(15.2)	Ps.	(15.2)
Transmission		0.8		0.8
Distribution		8.7		(5.5)
Holding		-		-
Eliminations		-		-
Total	Ps.	(5.7)	Ps.	(20.0)

We had consolidated operating income of Ps. 175.0 million in the fiscal year ended December 31, 2011, 38.0% lower than the Ps. 282.1 million recorded in the same period of 2010, explained mainly by the reduction in operating income from our generation, transmission and distribution segments (reductions of Ps. 26.1 million, Ps. 36.9 million and Ps. 50.1 million, respectively) which were partially offset by an increase in operating income of Ps. 6.2 million in our Holding and Other segment.

The following table sets forth our operating income by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Operating Income	2011		2010
	(in millions of pesos)
Generation		Ps. 181.5		Ps. 207.6
Transmission		12.5		49.4
Distribution		11.4		61.5
Holding		(29.8)		(36.0)
Eliminations		(0.5)		(0.3)
Total	Ps.	175.0	Ps.	282.1

Our consolidated net financial and holding results represented a loss of Ps. 1,380.6 million in the fiscal year ended December 31, 2011, compared to a loss of Ps. 250.6 million for the same period of 2010, explained mainly by the increase in consolidated net financial losses from our generation, transmission, distribution and Holding and Other segments (increases of Ps. 113.3 million, Ps. 32.1 million, Ps. 868.0 million and Ps. 117.0 million, respectively).

The following table sets forth our financial and holding results, net, by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Financial and Holding Results, net	2011		2010
	(in millions of pesos)
Generation	Ps.	(176.4)	Ps.	(63.1)
Transmission		(38.8)		(6.6)
Distribution		(1,073.4)		(205.4)
Holding		(92.5)		24.5
Eliminations		0.5		0.0
Total	Ps.	(1,380.6)	Ps.	(250.6)

We recorded a consolidated gain in other income, net, of Ps. 32.1 million for the year ended December 31, 2011 compared to a net other income  gain of Ps. 6.2 million for the year ended December 31, 2010.

The following table sets forth our other (income) expenses , net, by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Other Income (expenses), net	2011		2010
	(in millions of pesos)
Generation	Ps.	(14.5)	Ps.	17.0
Transmission		(13.0)		(3.8)
Distribution		(25.3)		(9.8)
Holding		84.9		2.5
Eliminations		-		0.3
Total	Ps.	32.1	Ps.	6.2

We recorded a consolidated income tax benefit of Ps. 40.6 million for the year ended December 31, 2011 compared to a charge of Ps. 74.3 million for the year ended December 31, 2010.

The following table sets forth our income tax and tax on assets by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Income Tax	2011		2010
	(in millions of pesos)
Generation	Ps.	(2.3)	Ps.	(63.4)
Transmission		9.2		(21.8)
Distribution		37.7		25.3
Holding		(4.1)		(14.4)
Eliminations		-		-
Total	Ps.	40.6	Ps.	(74.3)

We recorded a consolidated benefit for minority interests in our subsidiaries of Ps. 181.1 million for the year ended December 31, 2011 compared to a charge of Ps. 10.0 million for 2010.

The following table sets forth our minority interests by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Minority Interests	2011		2010
	(in millions of pesos)
Generation	Ps.	(31.3)	Ps.	(39.9)
Transmission		17.3		(5.9)
Distribution		195.1		35.9
Holding		-		-
Eliminations		-		-
Total	Ps.	181.1	Ps.	(10.0)

We had a consolidated net loss of Ps. 931.1 million in the fiscal year ended December 31, 2011, compared to a Ps. 46.6 million loss recorded in the same period of 2010, explained mainly by the losses from all of our segments: generation, transmission, distribution and Holding and Other (Ps. 42.9 million, Ps. 12.9 million, Ps. 853.6 million and Ps. 21.7 million, respectively).

The following table sets forth our net loss by segment for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Net Income	2011		2010
	(in millions of pesos)
Generation	Ps.	(42.9)	Ps.	58.1
Transmission		(12.9)		11.3
Distribution		(853.6)		(92.5)
Holding		(21.7)		(23.4)
Eliminations		-		-
Total	Ps.	(931.1)	Ps.	(46.6)

Generation Segment

                Net sales from our generation business increased 24.4% to Ps. 2,851.3 million in for the fiscal year ended December 31, 2011 from Ps. 2,291.6 million for the same period of 2010, mainly due to the increase in the average electricity prices added to the increase in the amount of electricity sold during the period. Net consolidated sales of the segment include sales of energy and services to other companies, eliminating the intercompany sales within the segment, and they do not include sales from Central Térmica Piquirenda, which are included within EMDERSA in our distribution segment. In the fiscal years ended December 31, 2011 and 2010 energy sales were Ps. 2,842.7 million and Ps. 2,280.7 million, respectively, sales of services (by Pampa Generación) were Ps. 92.6 million and Ps. 74.7 million, respectively, and intercompany eliminations for sales of services within the segment were Ps. 84.0 million and Ps. 63.8 million, respectively. The Ps. 562.0 million increase in net electricity sales was mainly due to the combined effect of the increase in the average electricity prices calculated for the segment (Ps. 307.1 per MWh for the fiscal year ended December 31, 2011, compared to Ps. 285.8 per MWh for the same period of 2010, representing an increase in sales of Ps. 170.4 million), and the increase in the quantity of electricity sold by the segment (9,255.6 GWh in the fiscal year ended December 31, 2011, compared to 7,980.6 GWh for the same period in 2010, representing an increase in sales of Ps. 391.6 million).

Average electricity prices increases reflect the higher fuel costs, and the increased generation with fuel oil in Piedra Buena. The increase in the electricity sold by the segment is mainly explained by greater generation of our thermal units (especially Piedra Buena, and Loma de la Lata since the combined cycle began its commercial operations in November 1, 2011) that compensated the lower dispatch of our hydro units during 2011 compared to the same period of 2010.

The following table shows net electricity sales (in GWh) from our generation plants:

	Total Sales by Generation Unit (in GWh)
	Twelve-Month Periods ended December 31,
	2011			2010
	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	586.2	286.5	872.7	778.0	301.6	1,079.6
HIDISA	405.9	301.4	707.3	538.1	312.9	850.9
Thermal
CTG	1,845.5	479.7	2,325.2	1,532.8	639.6	2,172.5
CTLLL	1.184.7	13.9	1.198.6	447.7	28.7	476.4
CTP*	66.4	0.0	66.4	0.0	0.0	0.0
CPB	3,434.3	717.5	4,151.8	2,646.3	754.9	3,401.1
Total	7,523.0	1,799.0	9,322.0	5,942.9	2,037.6	7,980.6

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

*CTP is shown alongs ide our other generation subsidiaries for ilustration  purposes  only.  Sales corresponding  to CPT  are included  within EMDER SA in our Distribution Segment

The cost of sales increased by 28.5% to Ps. 2,495.4 million in the fiscal year ended December 31, 2011 from Ps. 1,941.3 million in the same period of 2010, primarily due to: a 74.1% increase in cost of natural gas consumption (due to its higher average price and especially due to the increase in the volume of gas consumed during 2011, compared with 2010) and to the 23.4% increase in the cost of fuel oil consumption (due both to the greater consumption and the average price of fuel oil used in Piedra Buena in 2011, compared with 2010); the increase in the cost of energy purchases at our hydro units of 20.7% and at our thermal units of 2.9%, the increases in personnel costs (16.7%) at our hydro units and increases in personnel costs and of third party services at our thermal units (28.3% and 98.9%, respectively).  The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	161.2	63.5%	133.6	60.3%
Royalties	20.9	8.2%	26.9	12.1%
Salaries and social security charges	28.0	11.0%	24.0	10.8%
Fees for third-party services	2.5	1.0%	2.9	1.3%
Depreciation of and amortization	20.2	8.0%	20.2	9.1%
Spares and maintenance	11.7	4.6%	6.3	2.8%
Others	9.4	3.7%	7.9	3.6%
Total hydroelectric	253.9	100.0%	221.6	100.0%

Thermal facilities:
Liquid fuel consumption	1,187.6	53.0%	962.6	56.0%
Gas consumption	497.7	22.2%	285.9	16.6%
Energy purchases	294.5	13.1%	286.1	16.6%
Salaries and social security charges	89.2	4.0%	69.5	4.0%
Fees for third-party services	17.5	0.8%	8.8	0.5%
Depreciation and amortization	62.8	2.8%	39.9	2.3%
Others	92.1	4.1%	66.8	3.9%
Total thermal	2,241.5	100.0%	1,719.7	100.0%
Total	2,495.4	100.0%	1,941.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross profit related to our generation segment increased by 1.6% to Ps. 355.9 million in the fiscal year ended December 31, 2011 from Ps. 350.3 million in the same period of 2010, mainly due to the higher gross profit in our thermal units that compensated the lower gross profit at our hydro units.  In both cases (especially in Loma de la Lata) higher revenues of electricity sales offset the increase in cost of sales described above. The gross margin related to our generation segment decreased by 18.3% to 12.5% over sales for the fiscal year ended December 31, 2011 from 15.3% over sales for the same period in 2010, primarily due to the fact that the higher average electricity prices did not offset the increase in the average costs of the period of our units, including the increase in personnel costs and third party service fees.

The selling expenses related to our generation segment increased 15.2% to Ps. 18.9 million in the fiscal year ended December 31, 2011 from Ps. 16.4 million in the same period of 2010. Selling expenses from our hydro units were Ps. 3.1 million and Ps. 2.4 million, whereas selling expenses from our thermal units were Ps. 15.9 million and Ps. 14.0 million for the fiscal years ended December 31, 2011 and 2010, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	10.0	52.7%	6.7	41.0%
Salaries and social security charges	3.0	16.0%	2.8	16.9%
Fees for third-party services	3.0	15.7%	5.7	34.9%
Doubtful accounts	2.1	11.1%	0.4	2.5%
Others	0.9	4.6%	0.8	4.6%
Total	18.9	100.0%	16.4	100.0%
Of which:
Hydroelectric	3.1	16.3%	2.4	14.8%
Thermal	15.9	83.7%	14.0	85.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

           In addition, administrative expenses increased to Ps. 140.2 million for the fiscal year ended December 31, 2011 from Ps. 111.0 million for the same period of 2010, mainly due to an increase in personnel costs and social security charges. Administrative expenses from our hydro units were Ps. 11.6 million and Ps. 9.8 million, whereas administrative expenses from our thermal units were Ps. 128.6 million and Ps. 101.2 million for the fiscal years ended December 31, 2011 and 2010, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Fees for third-party services	20.1	14.3%	14.9	13.4%
Salaries and social security charges	71.7	51.1%	53.4	48.1%
Directors' and Syndics' Fees	9.8	7.0%	7.7	7.0%
Taxes, rates and contributions	7.6	5.4%	7.4	6.7%
Rental, insurance and transport	9.1	6.5%	9.7	8.7%
Others	22.0	15.7%	17.9	16.1%
Total	140.2	100.0%	111.0	100.0%
Of which:
Hydroelectric	11.6	8.3%	9.8	8.9%
Thermal	128.6	91.7%	101.2	91.1%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income related to our generation segment decreased by 12.6% to Ps. 181.5 million for the fiscal year ended December 31, 2011 from Ps. 207.6 million in the same period of 2010, mainly due to the increase in administrative expenses of our thermal units described above. The operating margin related to our generation activities decreased by 29.7% to 6.4% over sales for the fiscal year ended December 31, 2011, from 9.1% over sales for the same period in 2010, for the same reasons as those described in connection with operating income.

Financial and holding results, net, related to our generation segment represented a loss of Ps. 176.4 million for the fiscal year ended December 31, 2011 compared to a loss of Ps. 63.1 million for the same period of 2010, primarily due to losses from interest generated by liabilities (Ps. 189.1 million), losses generated by foreign exchange differences of liabilities (Ps. 76.5 million) and losses for banking taxes and expenses (Ps. 27.7 million), that were partially offset by gains of Ps. 51.8 million from interest generated by assets, Ps. 33.6 million from foreign exchange differences generated by assets, and Ps. 34.2 million from holdings of financial assets.  In the same period of 2010, our generation segment recorded losses generated by net interest expenses (Ps. 39.1 million) and net losses generated by foreign exchange differences (Ps. 6.5 million. The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Interest income generated by assets	51.8	-29.3%	35.6	-56.4%
Impairment of assets and investments	0.0	0.0%	0.0	0.0%
Foreign exchange differences on assets	33.6	-19.1%	20.0	-31.6%
Generated by financial instruments holding results	34.2	-19.4%	13.4	-21.2%
Generated by taxes and bank commissions	(27.7)	15.7%	(24.1)	38.2%
Other results generated by assets	0.9	-0.5%	(2.7)	4.3%
Interest expense generated by liabilities	(189.1)	107.2%	(74.7)	118.3%
Foreign exchange differences on liabilities	(76.5)	43.3%	(26.5)	41.9%
Generated by repurchases of financial debt	0.7	-0.4%	0.0	0.0%
Other results generated by liabilities	(4.3)	2.4%	(4.2)	6.6%
Total	(176.4)	100.0%	(63.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded other expenses, net of Ps. 14.5 million for the fiscal year ended December 31, 2011 compared to other income, net of Ps. 17.0 million for the same period of 2010. Additionally, our generation segment recorded a charge for income tax of Ps. 2.3 million for the fiscal year ended December 31, 2011 compared to Ps. 63.45 million for the same period of 2010 and a charge for minority interests of Ps. 31.3 million for the fiscal year ended December 31, 2011 compared to Ps. 39.9 million for the same period of 2010.

Finally, our generation segment recorded a net loss of Ps. 42.9 million for the fiscal year ended December 31, 2011, compared to Ps. 58.1 million of net income for the same period in 2010.

Transmission Segment

Net sales related to our transmission activities increased by 7.6% to Ps. 314.1 million for the fiscal year ended December 31, 2011, compared to Ps. 291.9 million for the same period in 2010. Net regulated sales decreased by 6.9% to Ps. 161.7 million for the fiscal year ended December 31, 2011 compared to Ps. 173.6 million for the same period in 2010, mainly as a result of the lower recognition (Ps. 13.8 million in 2011 compared to Ps. 31.0 in 2010) of cost variations during the period June 2005-November 2010, in accordance to the application of the Instrumental Agreement (dated December 21, 2010 executed by Transener, Transba, the Secretariat of Energy and the ENRE, see “Item 4. Information on the Company – Business Overview – Our Transmission Business – Citelec – Transition Period Rules.”), which re-determined connection charges, transmission capacity and operation and maintenance charges, and to a reduction of Ps. 3.9 million in quality of service rewards, which were partially offset by a decrease in penalties for service of Ps. 8.5. Net revenues from royalties for the Fourth Line increased 15.2% to Ps. 58.4 million for the fiscal year ended December 31, 2011 from Ps. 43.3 million for the same period in 2010; mainly due to the recognition of the new royalty values, retroactive to July 2010, approved by the ENRE through resolution 150/11. Other sales, net increased 19.0% to Ps. 94.0 million for the fiscal year ended December 31, 2011 from Ps. 75.0 million for the same period of 2010 mainly due to the increase of Ps. 14.9 million due to unregulated revenues from Transener and Ps. 4.1 million due to unregulated revenues from Transba.  The following table illustrates the main components of net sales from our transmission segment for the periods shown:

	Net Sales
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Net Regulated Sales	161.7	51.5%	173.6	59.5%
Net Fourth Line Revenues	58.4	18.6%	43.3	14.8%
Other Sales	94.0	29.9%	75.0	25.7%
Total	314.1	100.0%	291.9	100.0%

Note: All figures have benn subject to rounding so figures shown as totals may not sum

Cost of sales increased by 26.4% to Ps. 251.1 million in the fiscal year ended December 31, 2011 compared to Ps. 198.6 million for the same period of 2010, mainly due to the wage increases agreed to during 2010. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Salaries and social security charges	132.3	52.7%	92.6	46.6%
Fees for third-party services	8.4	3.3%	7.4	3.7%
Materials for works	14.4	5.7%	7.5	3.8%
Repairs and Maintenance	14.6	5.8%	11.4	5.7%
Depreciation and amortization	57.5	22.9%	57.2	28.8%
Others	24.1	9.6%	22.5	11.3%
Total	251.1	100.0%	198.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our transmission activities decreased by 32.4% to Ps. 63.0 million for the fiscal year ended December 31, 2011 from Ps. 93.2 million for the same period in 2010, primarily due to the increase in the cost of sales and the decrease in net regulated sales described above. The gross margin related to our transmission activities decreased by 37.2% to 20.1% over net sales for the fiscal year ended December 31, 2011 from 31.9% over sales for the same period in 2010, reflecting mainly lower net regulated revenues and wage increases.

We do not record selling expenses related to our transmission activities.

Administrative expenses increased by 14.8% to Ps. 51.3 million for the fiscal year ended December 31, 2011 from Ps. 44.7 million for the same period in 2010, mainly due to the higher salary expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Salaries and social security charges	25.4	49.5%	19.8	44.3%
Fees for third-party services	2.9	5.6%	2.5	5.5%
Depreciation of fixed assets	3.9	7.6%	3.8	8.6%
Insurance and rentals	11.9	23.2%	11.1	24.9%
Directors' and Syndics' Fees	1.7	3.4%	1.5	3.3%
Others	5.5	10.7%	6.0	13.5%
Total	51.3	100.0%	44.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income decreased by 74.7% to Ps. 12.5 million for the fiscal year ended December 31, 2011 from Ps. 49.4 million in the same period of 2010. The total operating margin decreased by 76.5% to 4.0% over net sales for the fiscal year ended December 31, 2011 from 16.9% over sales for the same period in 2010. In both cases the decreases are explained by increases in cost of sales not compensated by increases in net regulated revenues as described above.

Financial and holding results, net, represented a loss of Ps. 38.8 million for the fiscal year ended December 31, 2011 compared to a loss of Ps. 6.6 million for the same period of 2010, primarily due to the losses from net interest expenses generated by liabilities (Ps. 38.7 million) and losses generated by foreign exchange differences generated by liabilities (Ps. 22.0 million) that were partially offset by gains from interest generated by assets (Ps. 19.4 million). In the same period 2010, our transmission segment recorded gains from interest generated by assets (Ps. 43.4 million) mainly due to the recognition of financial gains from the Instrumental Agreements (for Ps. 40.4 million) mentioned above. The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Interest income generated by assets	19.4	-49.9%	43.4	-652.7%
Gains on foreign exchange differences on assets	4.8	-12.5%	0.7	-10.6%
Generated by taxes and bank commissions	(4.4)	11.5%	(2.9)	44.0%
Generated by financial instruments holding results	2.7	-7.1%	0.0	0.0%
Other results generated by assets	1.0	-2.5%	(0.0)	0.3%
Interest expense generated by liabilities	(38.7)	99.8%	(37.1)	558.3%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(22.0)	56.7%	(10.8)	163.0%
Generated by repurchases of financial debt	0.9	-2.3%	1.7	-25.2%
Other results generated by liabilities	(2.4)	6.2%	(1.5)	23.1%
Total	(38.8)	100.0%	(6.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission activities recorded other expenses, net of Ps. 13.0 million for the fiscal year ended December 31, 2011 compared to other income, net of Ps. 3.8 million for the same period of 2010.

Additionally, the transmission segment recorded a benefit for income tax of Ps. 9.2 million for the fiscal year ended December 31, 2011 compared to a charge of Ps. 21.8 million for the same period of 2010 and a benefit for minority interests of Ps. 17.3 million for the fiscal year ended December 31, 2011 compared to a charge of Ps. 5.9 million for the same period of 2010.

Finally, our transmission activities recorded a net loss of Ps. 12.9 million for the fiscal year ended December 31, 2011, compared to a net income of Ps. 11.3 million for the same period in 2010.

Distribution Segment

Net sales from our distribution activities rose by 64.0% to Ps. 3,565.0 million for the fiscal year ended December 31, 2011 from Ps. 2173.6 million for the same period in 2010, mainly due to the inclusion since March 4, 2011 of sales from the new subsidiaries of Edenor (Ps. 764.3 million corresponding to EMDERSA and Ps. 519.9 million corresponding to AESEBA).  Of the 6,357 GWh increase in the quantity of energy sold in the fiscal year ended December 31, 2011 (25,649 GWh) compared to the same period of 2010 (19,292 GWh), 806 GWh corresponds to the increase in sales of Edenor (increase of 4.2%) and 5,551 GWh corresponds to the net sales of the new subsidiaries acquired in 2011.

Cost of sales increased by 61.7% to Ps. 12,799.3 million for the fiscal year ended December 31, 2011 compared to Ps. 1,731.5 million for the same period of 2010, mainly due to a 49.0% increase in the cost of energy purchases, a 70.2% increase in salaries and social security contributions and a 107.1% increase in the cost of third party services.  These increases include the costs of the new subsidiaries acquired in 2011 (energy purchases for Ps. 463.0 million, salaries and social security contributions for Ps. 97.9 million, third party services for Ps. 23.2 million and depreciation and amortization for Ps. 62.9 million). The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Energy Purchases	1,593.9	56.9%	1,069.7	61.8%
Derpreciation and Amortization	265.3	9.5%	192.9	11.1%
Salaries and social security charges	504.2	18.0%	296.3	17.1%
Fees for third-party services	247.7	8.8%	119.6	6.9%
Other	188.1	6.7%	52.8	3.0%
Total	2,799.3	100.0%	1,731.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our distribution activities increased by 73.2% to Ps. 765.7 million for the fiscal year ended December 31, 2011 compared to Ps. 442.2million for the same period of 2010, explained mainly by the incorporation of the new subsidiaries in 2011. The gross margin related to our distribution activities increased by 5.6% to 21.5% over sales for the fiscal year ended December 31, 2011 from 20.3% over sales for the same period in 2010.  The increase in the gross margin principally reflects the impact of the higher margin electricity sales from the new subsidiaries, which received increases in their value-added for distribution (or VAD).

Selling expenses increased 121.4% to Ps. 430.6 million for the fiscal year ended December 31, 2011 compared to Ps. 194.5 million for the same period of 2010, primarily due to an increase in salaries and social security charges resulting from wage increases granted and to the increase in third party fees and compensation between both periods.  These increases include the costs of the new subsidiaries acquired in 2011 (salaries and social security contributions for Ps. 35.0 million and third party services for Ps. 63.9 million). The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2011		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	177.7	41.3%	54.8	28.2%
Salaries and social security charges	125.6	20.9%	69.5	35.7%
Doubtful accounts	39.4	9.2%	21.2	10.9%
Taxes, rates and contributions	57.0	13.2%	20.9	10.7%
Other	31.0	7.2%	28.1	14.4%
Total	430.6	100.0%	194.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased by 84.1% to Ps. 332.5 million for the fiscal year ended December 31, 2011 compared to Ps. 180.6 million for the same period of 2010, primarily due to increases in salaries due to wage increases granted during the analyzed periods. These increases include the costs of the new subsidiaries acquired in 2011 (salaries and social security contributions for Ps. 60.8 million and third party services for Ps. 16.6 million). The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Salaries and social security charges	143.0	43.0%	79.4	43.9%
Fees for third-party services	81.5	24.5%	46.6	25.8%
Directors' and syndics' fees and options reserve	6.6	2.0%	3.7	2.0%
Depreciation and Amortization	12.8	3.8%	4.9	2.7%
Taxes, rates and contributions	8.2	2.5%	2.3	1.3%
Insurance and rentals	17.4	5.2%	14.3	7.9%
Advertising and promotion	19.3	5.8%	18.4	10.2%
Others	43.7	13.1%	11.0	6.1%
Total	332.5	100.0%	180.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income of our distribution activities decreased by 81.5% to Ps. 11.4 million for the fiscal year ended December 31, 2011 compared to Ps. 61.5 million for the same period of 2010, mainly due to the higher selling and administration expenses described above, which were not offset by the increase in gross margin. The total operating margin decreased by 88.7% to 0.3% over sales for the fiscal year ended December 31, 2011 from 2.8% over sales for the same period in 2010.

Financial and holding results, net, related to our distribution activities represented a loss of Ps. 1,073.4 million for the fiscal year ended December 31, 2011 compared to a loss of Ps. 205.4 million for the same period of 2010, primarily due to losses related to the impairment recorded in goodwill, intangible and step-up of fixed assets previously recognized by Pampa (as result of fair value measurements) in Edenor´s business combination (Ps. 619.3) and to the loss from valuation of other assets available for sale (Ps. 56.0), losses for net interest expenses generated by liabilities (Ps. 230.9 million), the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (Ps. 143.1 million) and losses generated by taxes and bank commissions (Ps. 55.3 million), which were partially offset by gains from interest generated by assets, and foreign exchange differences on financial assets (Ps. 24.7 million and Ps. 20.3 million, respectively). In 2010 our distribution segment recorded a loss from repurchase of debt in the fourth quarter due to the repurchase of Notes at a price above par, within the framework of the restructuring process aimed at obtaining a longer maturity debt profile (from 2017 to 2022), while in 2011 our distribution segment recorded a gain on the repurchase of its own outstanding debt. In 2011 these financial and holding results, net, include the results from the new subsidiaries (net losses of Ps. 73.5 million in EMDERSA and Ps. 21.6 million in AESEBA). The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Interest income generated by assets	24.7	-2.3%	28.4	-13.8%
Gains on foreign exchange differences on assets	20.3	-1.9%	7.4	-3.6%
Generated by taxes and bank commissions	(55.3)	5.2%	(37.3)	18.2%
Generated by financial instruments holding results	1.3	-0.1%	(14.4)	7.0%
Impairment of assets, investments and PPE	(619.3)	57.7%	0.0	0.0%
Loss from valuation of other assets available for sale	(56.0)	5.2%		0.0%
Other results generated by assets	(2.4)	0.2%	11.5	-5.6%
Interest expense generated by liabilities	(230.9)	21.5%	(128.0)	62.3%
Losses on foreign exchange differences on liabilities	(143.1)	13.3%	(57.3)	27.9%
Generated by repurchases of financial debt	6.5	-0.6%	(7.1)	3.4%
Other results generated by liabilities	(19.4)	1.8%	(8.7)	4.2%
Total	(1,073.4)	100.0%	(205.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The distribution segment recorded other expenses of Ps. 25.3 million for the fiscal year ended December 31, 2011, compared to other expenses for Ps. 9.8 million in the same period of 2010, mainly due to the greater provision for contingencies by Edenor in 2011 (Ps. 17.2 million in 2011 and Ps. 1.2 million in 2010).

In turn, our distribution operations recorded an income tax benefit of Ps. 37.7 million in the fiscal year ended December 31, 2011, compared to a Ps. 25.3million benefit in the same period of 2010, and a recovery for minority interests of Ps. 195.1 million in the fiscal year ended December 31, 2011 compared to a recovery of Ps. 35.9 million in the same period of 2010.

Finally, our distribution activities registered a net loss of Ps. 53.6 million for the fiscal year ended December 31, 2011, compared to a net loss of Ps. 92.5 million for the same period in 2010.

Holding and Other Segment

Net sales related to our Holding and Other segment were Ps. 55.6 million for the fiscal year ended December 31, 2011 compared to Ps. 0.9 million in the same period of 2010.  In 2011 these sales correspond mostly to sales of gas (Ps. 45.5 million) and oil (Ps. 5.9 million) from our subsidiary Petrolera Pampa, which is included in this segment.

Cost of sales related to our Holding and Other segment increased to Ps. 40.7 million in the fiscal year ended December 31, 2011 compared to Ps. 0.8 million for the same period of 2010, reflecting the activities of our subsidiary Petrolera Pampa.  The following table illustrates the main components of cost of sales from our Holding and Other segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Cost of Benquerencia lots	0.5	1.3%	0.7	93.7%
Fees for third-party services	13.6	33.4%	0.0	0.0%
Depreciation	15.6	38.3%	0.0	0.0%
Royalties	6.3	15.6%	0.0	0.0%
Other	4.7	11.5%	0.0	6.3%
Total	40.7	100.0%	0.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our Holding and Other segment was Ps. 14.9 million for the fiscal year ended December 31, 2011 compared to Ps. 0.1 million for the same period of 2010, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our Holding and Other segment increased to Ps. 1.0 million for the fiscal year ended December 31, 2011 compared to Ps. 0.1 million for the same period of 2010. The following table illustrates the main components of selling expenses from our Holding and Other segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	0.0	3.0%	0.0	3.4%
Salaries and social security charges	0.0	0.0%	0.0	0.0%
Taxes, rates and contributions	0.9	96.3%	0.1	96.6%
Other	0.0	0.7%	0.0	0.0%
Total	1.0	100.0%	0.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses amounted to Ps. 43.8 million for the fiscal year ended December 31, 2011 compared to Ps. 36.0 million for the same period of 2010.  The following table illustrates the main components of administrative expenses from our Holding and Other segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Salaries and social security charges	6.0	13.6%	1.5	4.1%
Fees for third-party services	11.7	26.8%	13.9	38.7%
Rental and insurance	1.5	3.4%	1.3	3.7%
Directors' and syndics' fees and options reserve	19.7	44.9%	15.8	43.9%
Others	4.9	11.2%	3.4	9.6%
Total	43.8	100.0%	36.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating losses related to our Holding and Other segment amounted to Ps. 29.8 million for the fiscal year ended December 31, 2011 compared to an operating loss of Ps. 36.0 million for the same period of 2010, primarily explained because net sales for the period did not offset the administrative expenses described above.

Financial and holding results, net, related to our Holding and Other activities represented a loss of Ps. 92.5 million for the fiscal year ended December 31, 2011 compared to a gain of Ps. 24.5 million for the same period of 2010, primarily due to losses generated from the holding of financial assets (Ps. 60.0 million), loses generated by net interest expenses, net (Ps. 22.6 million) and foreign exchange losses, net (Ps. 7.6 million).  During the same period of 2010, our Holding and Other segment recorded gains generated by the repurchase of debt from our subsidiaries (Ps. 10.9 million), gains from holdings of financial assets (Ps. 55.5 million) and net interest income (Ps. 17.0 million) and foreign exchange differences (Ps. 19.5 million) generated by assets and liabilities, which were partially offset by the loss resulting from the full impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones S.A. held in its portfolio (Ps. 77.9 million). The following table illustrates the main components of financial and holding results from our Holding and Other segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2011		2010
	(in millions of Pesos, except percentages)
Interest income generated by assets	1.2	-1.3%	(6.5)	-26.5%
Impairment of assets and investments	0.0	0.0%	(77.9)	-317.7%
Gains on foreign exchange differences on assets	12.0	-13.0%	8.9	36.2%
Generated by taxes and bank commissions	(2.5)	2.7%	(2.8)	-11.5%
Generated by financial instruments holding results	(60.0)	64.8%	55.5	226.3%
Other results generated by assets	0.1	-0.1%	0.0	0.0%
Interest expense generated by liabilities	(23.8)	25.7%	23.5	95.9%
(Loss)Gain on foreign exchange differences on liabilities	(19.6)	21.2%	10.6	43.3%
Generated by repurchases of financial debt	(0.5)	0.5%	10.9	44.3%
Other results generated by liabilities	0.4	-0.4%	2.4	9.7%
Total	(92.5)	100.0%	24.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our Holding and Other segment recorded other income, net for Ps. 84.9 million in the fiscal year ended December 31, 2011, including Ps. 64.0 million for the recognition of results of the acquisition of the new subsidiaries in the distribution segment, compared to other income, net for Ps. 2.5 million for the same period of 2010.

Also, our Holding and Other segment recorded an income tax charge of Ps. 4.1 million for the fiscal year ended December 31, 2011, compared to a charge of Ps. 14.4 million for the same period of 2010.

                Finally, our Holding and Other segment registered a net loss of Ps. 21.7 million for the fiscal year ended December 31, 2011 compared to a net loss of Ps. 23.4 million recorded in the same period of 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

We had consolidated sales revenues of Ps. 4,748.6 million for the fiscal year ended December 31, 2010, 17.0% higher than the Ps. 4,057.9 million for the same period of 2009, explained mainly by an increase of 35.8% (Ps. 603.9 million), of 4.6% (Ps. 95.8 million) and 0.2% (Ps. 0.6 million) in the generation, distribution and transmission segments, respectively, which offset a reduction of 94.3% (Ps. 14.2 million) in the sales revenues of the holding and others segment.

The following table sets forth our net sales by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Net Sales	2010		2009
	(in millions of pesos)
Generation	Ps.	2,291.6	Ps.	1,687.7
Transmission	291.9		291.3
Distribution	2,173.6		2,077.9
Holding & Others	0.9		15.1
Eliminations	(9.5)		(14.0)
Total	Ps.	4,748.6	Ps.	4,057.9

We had consolidated cost of sales of Ps. 3,869.6 million for the fiscal year ended December 31, 2010, 22.6% higher than the Ps. 3,156.6 million for the same period of 2009, explained mainly by an increase of 42.7% (Ps. 581.3 million) and 10.3% (Ps. 161.7 million) in the cost of sales of our generation and distribution segments, respectively, partially offset by a reduction of 9.7% (Ps. 21.4 million) and 90.7% (Ps. 7.5 million) in the transmission and holding and others segments, respectively.

The following table sets forth our cost of sales by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Cost of Sales	2010		2009
	(in millions of pesos)
Generation	Ps.	(1,941.3)	Ps.	(1,360.0)
Transmission	(198.6)		(220.1)
Distribution	(1,731.5)		(1,569.7)
Holding & Others	(0.8)		(8.2)
Eliminations	2.5		1.5
Total	Ps.	(3,869.6)	Ps.	(3,156.6)

We had consolidated gross profit of Ps. 879.0 million for the fiscal year ended December 31, 2010, 2.5% lower than the Ps. 901.3 million for the same period of 2009, explained mainly by the increase in the gross profit from our generation segment (Ps. 22.7 million) and transmission segment (Ps. 22.0 million) that were partially offset by a reduction in gross profit for the fiscal year ended December 31, 2010 in our distribution and holding and others segments (Ps. 65.9 million and Ps. 6.8 million, respectively).

The following table sets forth our gross profit by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Gross Profit	2010		2009
	(in millions of pesos)
Generation	Ps.	350.3	Ps.	327.7
Transmission	93.2		71.2
Distribution	442.2		508.1
Holding & Others	0.1		6.9
Eliminations	(6.9)		(12.6)
Total	Ps.	879.0	Ps.	901.3

We had consolidated gross margin of 18.5% for the fiscal year ended December 31, 2010, 16.7% lower than the 22.2% margin for the same period of 2009, explained mainly by the reduction in gross margin from our generation, distribution and holding and others segments which were offset by an increase in gross margin in our transmission segment.

We had consolidated selling expenses of Ps. 211.1 million in the fiscal year ended December 31, 2010, 36.5% higher than the Ps. 154.7 million recorded in 2009, explained mainly by the increase in selling expenses at our distribution and generation segments (increases of Ps. 56.5 million and Ps. 0.8 million, respectively) which were partially offset by a decreases in selling expenses at our holding and others segment (decrease of Ps. 1.0 million).

The following table sets forth our selling expenses by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Selling Expenses	2010		2009
	(in millions of pesos)
Generation	Ps.	(16.4)	Ps.	(15.7)
Transmission	-		-
Distribution	(194.5)		(138.0)
Holding & Others	(0.1)		(1.0)
Eliminations	-		-
Total	Ps.	(211.1)	Ps.	(154.7)

We had consolidated administrative expenses of Ps. 365.8 million in the fiscal year ended December 31, 2010, 20.8% higher than the Ps. 302.7 million recorded in 2009, explained mainly by the increase in administrative expenses at our generation, transmission and distribution segments (increases of Ps. 28.3 million, Ps. 7.2 million and Ps. 34.7 million, respectively) which were partially offset by a decrease in administrative expenses of Ps. 12.0 million in our holding and others segment.

The following table sets forth our administrative expenses by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Administrative Expenses	2010		2009
	(in millions of pesos)
Generation	Ps.	(111.0)	Ps.	(82.8)
Transmission	(44.7)		(37.5)
Distribution	(180.6)		(145.9)
Holding & Others	(36.0)		(48.0)
Eliminations	6.6		11.4
Total	Ps.	(365.8)	Ps.	(302.7)

We recorded consolidated goodwill amortization charges of Ps. 20.0 million in the fiscal year ended December 31, 2010, the same level as the Ps. 20.0 million recorded in 2009.

The following table sets forth our goodwill amortization by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Goodwill Amortization	2010		2009
	(in millions of pesos)
Generation	Ps.	(15.2)	Ps.	(15.2)
Transmission	0.8		0.8
Distribution	(5.5)		(5.5)
Holding & Others	-		-
Eliminations	-		-
Total	Ps.	(20.0)	Ps.	(20.0)

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

The following table sets forth our operating income by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Operating Income	2010		2009
	(in millions of pesos)
Generation	Ps.	207.6	Ps.	214.0
Transmission	49.4		34.5
Distribution	61.5		218.7
Holding & Others	(36.0)		(42.2)
Eliminations	(0.3)		(1.1)
Total	Ps.	282.1	Ps.	423.9

Our consolidated net financial and holding results registered a loss of Ps. 250.6 million in the fiscal year ended December 31, 2010, compared to a gain of Ps. 48.4 million for the same period of 2009, explained mainly by the increase in consolidated net financial losses from our generation, transmission and distribution segments (increases of Ps. 16.8 million, Ps. 2.4 million and Ps. 74.9 million, respectively) and a decrease of Ps. 203.8 million in the income from the holding and others segment for the fiscal year ended December 31, 2010 compared to the same period of 2009.

We had consolidated gain on repurchases of notes from our subsidiaries of Ps. 5.5 million in 2010, added to the Ps. 435.8 million cumulative gains as of December 31, 2009, totaling Ps. 441.3 million.

The following table sets forth our financial and holding results, net, by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Financial and Holding Results, net	2010		2009
	(in millions of pesos)
Generation	Ps.	(63.1)	Ps.	(46.3)
Transmission	(6.6)		(4.2)
Distribution	(205.4)		(130.5)
Holding & Others	24.5		228.3
Eliminations	0.0		1.1
Total	Ps.	(250.6)	Ps.	48.4

We recorded a consolidated gain in other income (expenses), net, of Ps. 6.2 million for the year ended December 31, 2010 compared to a loss of Ps. 2.0 million for the year ended December 31, 2009.

The following table sets forth our other (expenses) income, net, by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Other Income (expenses), net	2010		2009
	(in millions of pesos)
Generation	Ps.	17.0	Ps.	(2.7)
Transmission	(3.8)		4.7
Distribution	(9.8)		2.0
Holding & Others	2.5		(6.1)
Eliminations	0.3		-
Total	Ps.	6.2	Ps.	(2.0)

We recorded a consolidated income tax charge of Ps. 74.3 million for the year ended December 31, 2010 compared to a charge of Ps. 160.2 million for the year ended December 31, 2009.

The following table sets forth our income tax and tax on assets by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Income Tax	2010		2009
	(in millions of pesos)
Generation	Ps.	(63.4)	Ps.	(68.5)
Transmission	(21.8)		(4.8)
Distribution	25.3		(61.1)
Holding & Others	(14.4)		(25.8)
Eliminations	-		-
Total	Ps.	(74.3)	Ps.	(160.2)

We recorded a consolidated charge for minority interests in our subsidiaries of Ps. 10.0 million for the year ended December 31, 2010 compared to a charge of Ps. 95.3 million for 2009.

The following table sets forth our minority interests by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Minority Interests	2010		2009
	(in millions of pesos)
Generation	Ps.	(39.9)	Ps.	(38.6)
Transmission	(5.9)		(12.7)
Distribution	35.9		(43.9)
Holding & Others	-		-
Eliminations	-		-
Total	Ps.	(10.0)	Ps.	(95.3)

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

The following table sets forth our net income by segment for the years ended December 31, 2010 and 2009:

	For the year ended December 31,
Net Income	2010		2009
	(in millions of pesos)
Generation	Ps.	58.1	Ps.	57.9
Transmission	11.3		17.4
Distribution	(92.5)		(14.8)
Holding & Others	(23.4)		154.2
Eliminations	-		-
Total	Ps.	(46.6)	Ps.	214.7

Generation Segment

Net sales from our generation business increased 35.8% to Ps. 2,291.6 million in the fiscal year ended December 31, 2010 from Ps. 1,687.7 million for the same period of 2009, mainly due to an increase in average electricity prices which was partially compensated by a decrease in the amount of electricity sold during 2010. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment. In the fiscal years ended December 31, 2010 and 2009, energy sales were Ps. 2,280.7 million and Ps. 1,678.9 million, respectively; sales of services (by Pampa Generación) were Ps. 74.7 million and Ps. 49.0 million, respectively; and intercompany eliminations for sales of services within this segment were Ps. 63.8 million and Ps. 40.2 million, respectively. The Ps. 601.8 million increase in net electricity sales was mainly due to an increase in the average electricity prices calculated for our subsidiaries (Ps. 285.8 per MWh for the fiscal year ended December 31, 2010, compared to Ps. 198.5 per MWh for the same period of 2009, representing an increase in sales of Ps. 738.8 million), and was partially offset by a decrease in the quantity of electricity sold (7,980.6 GWh in the fiscal year ended December 31, 2010, compared to 8,460.1 GWh for the same period in 2009, representing a reduction in sales of Ps. 137.0 million). In addition, by virtue of the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation” executed on November 25, 2010, as of December 31, 2010, we and our generation subsidiaries had recognized income arising from said agreement in the amount of Ps. 8.8 million.

Average electricity prices increases reflect the higher fuel costs, the increased generation with fuel oil in Piedra Buena, the higher participation in the average cost of electricity sold at higher prices of the term electricity contracts of our units and the export and Energía Plus contracts of Güemes. The reduction in electricity sold is mainly explained by the unavailability of certain of our units (maintenance in Güemes and Loma de la Lata), fuel restrictions (Loma de la Lata) and the lower dispatch of our hydro units (especially in Nihuiles), during 2010 compared to the same period of 2009.

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

	Total Sales by Generation Unit (in GWh)
	Twelve-Month Periods ended December 31,
	2010			2009
	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	778.0	301.6	1,079.6	854.1	308.1	1,162.2
HIDISA	538.1	312.9	850.9	599.9	327.2	927.0
Thermal
CTG	1,532.8	639.6	2,172.5	1,699.0	521.0	2,220.0
CTLLL	447.7	28.7	476.4	925.8	25.9	951.7
CPB	2,646.3	754.9	3,401.1	2,390.6	808.6	3,199.2
Total	5,942.9	2,037.6	7,980.6	6,469.4	1,990.7	8,460.1
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The cost of sales increased by 42.7% to Ps. 1,941.3 million in the fiscal year ended December 31, 2010 from Ps. 1,360.0 million in the same period of 2009, primarily due to the increase in fuel expenses due to the higher cost of natural gas consumption recorded in 2010 and the increased incidence of consumption and cost of fuel oil used in Piedra Buena (increases of 14.1% and 104.0%, respectively), the increase in the cost of energy purchases at our hydro unit of 16.0% and at our thermal units of 48.0%, the increases in personnel costs and third party service fees at our hydro units of 38.9% and at our thermal units of 15.3%. The increase in personnel costs mainly reflects the increase in wages amongst the periods compared, which also include in both years personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	133.6	60.3%	115.2	59.0%
Royalties	26.9	12.1%	25.6	13.2%
Salaries and third party fees	26.8	12.1%	19.3	9.9%
Depreciation of and amortization	20.2	9.1%	20.7	10.6%
Spares and maintenance	6.3	2.8%	8.2	4.2%
Others	7.9	3.6%	5.3	2.7%
Total hydroelectric	221.6	100.0%	194.3	100.0%

Thermal facilities:
Liquid fuel consumption	962.6	56.0%	472.0	40.5%
Gas consumption	258.9	16.6%	318.9	27.4%
Energy purchases	286.1	16.6%	193.4	16.6%
Salaries and third party fees	78.3	4.6%	67.9	5.8%
Depreciation and amortization	39.9	2.3%	38.5	3.3%
Others	66.8	3.9%	75.1	6.4%
Total thermal	1,719.7	100.0%	1,165.8	100.0%
Total	1,941.3	100.0%	1,360.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross profit related to our generation segment increased by 6.9% to Ps. 350.3 million in the fiscal year ended December 31, 2010 from Ps. 327.7 million in the same period of 2009, mainly due to the higher income from electricity sales in all of our units (except Loma de la Lata), which offset the increased cost of sales described above. The gross margin related to our generation activities decreased by 21.3% to 15.3% over sales for the fiscal year ended December 31, 2010 from 19.4% over sales for the same period in 2009, primarily due to the fact that the higher average electricity prices did not offset the increase in the average costs of the period of our units, including the increase in personnel costs and third party service fees.

The selling expenses related to our generation segment decreased to Ps. 16.4 million in the fiscal year ended December 31, 2010 from Ps. 15.7 million in the same period of 2009. Selling expenses from our hydro units were Ps. 2.4 million and Ps. 4.2 million, whereas selling expenses from our thermal units were Ps. 14.0 million and Ps. 11.5 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fourth quarter ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	6.7	41.0%	5.7	36.4%
Salaries and third party fees	8.5	51.9%	6.9	44.1%
Doubtful accounts	0.4	2.5%	1.4	8.9%
Others	0.8	4.6%	1.7	10.6%
Total	16.4	100.0%	15.7	100.0%
Of which:
Hydroelectric	2.4	14.8%	4.2	26.6%
Thermal	14.0	85.2%	11.5	73.4%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In addition, administrative expenses increased to Ps. 111.0 million for the fiscal year ended December 31, 2010 from Ps. 82.8 million for the same period of 2009, mainly due to an increase in personnel costs and social security charges due to the reallocation of personnel in March 2009 from our holding and others segment to the generation segment. Administrative expenses from our hydro units were Ps. 9.8 million and Ps. 11.6 million, whereas administrative expenses from our thermal units were Ps. 101.2 million and Ps. 71.2 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses
	Fisacal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	14.9	13.4%	16.2	19.6%
Salaries and social security charges	53.4	48.1%	39.4	47.6%
Directors aned Syndic Salaries	7.7	7.0%	6.8	8.2%
Taxes, rates and contributions	7.4	6.7%	4.0	4.8%
Rental, insurance and transport	9.7	8.7%	8.1	9.8%
Others	17.9	16.1%	8.3	10.0%
Total	111.0	100.0%	82.8	100.0%
Of which:
Hydroelectric	9.8	8.9%	11.6	14.0%
Thermal	101.2	91.1%	71.2	86.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income related to our generation activities decreased by 3.0% to Ps. 207.6 million for the fiscal year ended December 31, 2010 from Ps. 214.0 million in the same period of 2009, mainly due to the increase in administrative expenses of our thermal units described above, partially offset by an increase in their gross profits. The operating margin related to our generation activities decreased by 28.6% to 9.1% over sales for the fiscal year ended December 31, 2010, from 12.7% over sales for the same period in 2009, for the same reasons as those described in connection with operating income.

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

	Financial and Holding Results
	Fisacal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest Income generated by assets	35.6	-56.4%	25.7	-55.4%
Impairment of assets and investments	0.0	0.0%	(18.5)	39.9%
Foreign exchange differences on assets	20.0	-31.6%	64.4	-138.9%
Generated by financial instruments holding results	13.4	-21.2%	19.5	-42.1%
Generated by taxes and bank commissions	(24.1)	38.2%	(36.5)	-78.7%
Other results generated by assets	(2.7)	4.3%	15.5	-33.5%
Interest expense generated by liabilities	(74.7)	118.3%	(63.2)	-136.5%
Foreign exchange differences on liabilities	(26.5)	41.9%	(52.3)	112.9%
Generated by repurchases of financial debt	0.0	0.0%	4.1	-8.9%
Other results generated by liabilities	(4.2)	6.6%	(5.0)	10.8%
Total	(63.1)	100.0%	(46.3)	100.0%
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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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

	Financial andHolding Results
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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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

Distribution Segment

Net sales from our distribution activities rose by 4.6% to Ps. 2,173.6 million for the fiscal year ended December 31, 2010 from Ps. 2,077.9 million for the same period in 2009, mainly due to a 5.9% increase in the quantity of energy sold in the fiscal year ended December 31, 2010 (19,292 GWh) compared to the same period of 2009 (18,220 GWh), partially offset by the reduction in the average annual sales price of energy that we pass through to certain customers (the average price in 2010 was Ps. 0.1143 per KWh, and Ps. 0.1149 per KWh in 2009), and the increase of fines and penalties (Ps. 80.0 million in 2010 and Ps. 58.5 million in 2009), which are deducted from sales.  The increase in the quantity of energy sold was mainly due to a 3.4% increase in the average consumption per customer and a 2.2% increase in the number of customers.  Net energy sales represented approximately 98% of net sales in 2010 and in 2009, late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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

Selling expenses increased 41.0% to Ps. 194.5 million for the fiscal year ended December 31, 2010 compared to Ps. 138.0 million for the same period of 2009, primarily due to an increase in salaries and social security charges resulting from wage increases granted in 2010 and to the increase in third party fees and compensation in 2010. In the fiscal year ended December 31, 2009, Edenor recorded a recovery of Ps. 21.2 million due to a reduction in the allowance for doubtful accounts as a result of the approval of the master agreement between Edenor, the Argentine Government and the City of Buenos Aires in connection with underprivileged neighborhoods. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	54.8	28.2%	47.1	34.1%
Salaries and social security charges	69.5	35.7%	52.0	37.7%
Doubtful accounts	21.2	10.9%	(2.7)	-1.9%
Taxes, rates and contributions	20.9	10.7%	18.2	13.2%
Other	28.1	14.4%	23.4	17.0%
Total	194.5	100.0%	138.0	100.0%
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

Operating losses related to our holding and others segment amounted to Ps. 36.0 million for the fiscal year ended December 31, 2010 compared to an operating loss of Ps. 42.2 million for the same period of 2009, primarily explained because net sales for the period did not offset the administrative expenses described above.

Financial and holding results, net, related to our holding and others activities represented a gain of Ps. 24.5 million for the fiscal year ended December 31, 2010 compared to a gain of Ps. 228.3 million for the same period of 2009, primarily due to gains generated by the repurchase of debt from our subsidiaries (Ps. 10.9 million), gains from holdings of financial assets (Ps. 55.5 million) and net interest income (Ps. 17.0 million) and foreign exchange differences (Ps. 19.5 million) generated by assets and liabilities, which were partially offset by the loss resulting from the full impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones held in its portfolio (Ps. 77.9 million). On August 2010, and as a result of the decision made by Pampa Inversiones’ Board not to take part in the capital increase requested by San Antonio, Pampa Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total amount of the investment.  During the same period of 2009, our holding and others segment recorded gains generated by the repurchase of debt from our subsidiaries (Ps. 96.3 million) and net interest income (Ps. 20.5 million) and foreign exchange differences (Ps. 32.2 million) generated by assets and liabilities. The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

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
No te: All figures have been s ubject to ro unding, s o figures s ho wn as to tals may no t s um.

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

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make certain recent acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and EPCA through a combination of funds from operations, and short-term borrowings, part of which we have refinanced in the capital markets.  As a result of all of these acquisitions, we have become the largest fully integrated electricity company in Argentina.

Our business activities are now focused on the development and value-enhancement of our energy assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses such as our recent investments in the oil and gas sector and our acquisition of certain distribution assets.  Historically, our operating subsidiaries have relied on their respective cash flows from operations and on short-term and long-term borrowings to finance their operations, including capital expenditures.  We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders, cash flow from the operations of our subsidiaries and short-term and long-term borrowings, while our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings to finance their capital requirements in the near term.  We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities.

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

We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables.  In our generation segment, our non-current trade receivables relate to (i) amounts owed us by FONINVEMEN, which are payable in 120 monthly installments, and (ii) credits against CAMMESA that we expect to collect through different mechanisms under the regulatory framework.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—FONINVEMEN.”.  In our distribution segment, our non-current trade receivables relate to the adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 which was 7.56% and amounted to 45.5 million   Our total non-current trade receivables amounted to Ps. 237.1 million as of December 31, 2011.  See “Item 4. Information on the Company -Our Business - Our Distribution Business” and Note 20 to our consolidated financial statements for a description of Edenor´s economic and financial situation; and “Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Going concern in relation to our subsidiary Edenor”.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	For the year ended December 31,
	2011	2010	2009
	(in millon of Pesos)
Cash at the beginning of the year	908.7	435.9	395.2
Net cash provided by operating activities	637.2	660.2	918.6
Net cash used in investing activities	-1,456.2	-502.2	-549.2
Net cash provided by financing activities	364.3	314.8	-328.8
Cash at the end of the year	454.0	908.7	435.9

Net cash provided by operating activities

Net cash provided by operating activities amounted to Ps. 637.2 million for the year ended December 31, 2011, attributable principally to positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 675.3 million impairment of assets and investments, Ps. 456.5 million for depreciation and amortization of assets and goodwill, Ps. 475.5 million for foreign exchange difference losses on loans and other financial results, net, Ps. 240.1 million for accrued interest and Ps. 60.2 million for setting up of provisions, which were partially offset by the negative adjustments of Ps. 181.1 million for minority interest in subsidiaries, Ps. 55.2 million for diverse concepts, Ps. 20.7 million for share of profit from associates and Ps. 7.6 million from the repurchase results of financial debt of our subsidiaries. Negative adjustments in assets and liabilities amounted to Ps. 43.0 million for the year ended December 31, 2011. These negative adjustments in operating assets and liabilities were primarily due to:

•         a Ps. 406.3 million increase in trade receivables attributable mainly to a Ps. 163.5 million net increase in account receivables within our generation business (including a Ps. 163.5 million increase at our Loma de la Lata unit due to the commencement of operations of the combined cycle in November 2011 which increased its production during the last quarter of 2011, and increases at Diamante, Güemes and Piedra Buena, which were partially offset by decreases at Nihuiles, Powerco and Pampa Generación), a Ps. 56.2 million increase in receivables at our transmission segment (including Ps. 29.7 million for the recognition of revenues as a consequence of the Instrumental Agreements, Ps. 13.8 million of which were recognized as net sales and Ps. 15.9 million as interest income), a Ps. 163.1 million increase at our distribution segment (including the increase from the incorporation of the distribution companies EMDERSA and EDEN, acquired in March 2011), and a Ps. 23.4 million increase in receivables at our holding and others segment (including Ps. 20.9 million increase from Petrolera Pampa, which started formal operations in early 2011),

•         a Ps. 289.4 million increase in other receivables, attributable mainly to increases in other receivables at our distribution segment (Ps. 259.8 million, including EMDERSA and EDEN), at our holding and others segment (Ps. 115.1 million) and at our transmission segment (Ps. 9.7 million), which were partially offset by a decrease in receivables at our generation segment (Ps. 105.1 million),

•         a Ps. 40.9 million increase in intangible assets, mainly due to an increase at our distribution segment,

•         a Ps. 279.9 million increase in other assets, attributable mainly to an increase at our distribution segment (Ps. 291.6 million), which were partially offset by Ps. 11.6 million from CTP consolidation,

•         a Ps. 43.8 million dividend payment to the shareholders of certain of our subsidiaries.

The negative impact of these adjustments was partially offset by:

•         a Ps. 263.0 million increase in accounts payable attributable mainly to our distribution segment (Ps. 283.2 million, including the incorporation of the distribution companies EMDERSA and EDEN, acquired in March 2011), and a Ps. 5.2 million increase at our generation segment, mostly related to agreements with fuel suppliers and project contractors in our power units Loma de la Lata (Ps. 31.5 million) and Piedra Buena (Ps. 6.8 million), which were partially offset by a decrease of Ps. 17.8 million at our holding and others segment and Ps. 1.7 million at our transmission segment,

•         a Ps. 587.3 million increase in other liabilities, mainly due to increases of Ps. 567.4 million in other liabilities at our distribution segment mostly related to an increase in Edenor’s PUREE liabilities (Ps. 338.0 million) and Ps. 32.7 million at our generation segment, which were partially offset by decreases in other liabilities at our holding and others (Ps. 8.7 million) and transmission (Ps. 4.9 million) segments,

•         a Ps. 163.8 million increase in salaries and social security payables, which reflect wages increases granted in 2011 through our subsidiaries.

Net cash provided by operating activities amounted to Ps. 660.2 million for the year ended December 31, 2010, attributable principally to positive adjustments to net income for non-cash charges in this period, including Ps. 350.5 million for depreciation and amortization of assets and goodwill, Ps. 74.3 million for income tax, Ps. 33.8 million for accrued interest, Ps. 77.9 million for the loss on the impairment of investments (relating to the impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones held in its portfolio), Ps. 37.8 million for foreign exchange difference loses on loans and other financial results, net, Ps. 10.0 million for minority interest in subsidiaries and Ps. 23.5 million for setting up of provisions, which were partially offset by the negative adjustment of Ps. 5.5 million for the results from the repurchase of financial debt of our subsidiaries. Positive adjustments in assets and liabilities amounted to Ps. 83.4 million for the year ended December 31, 2010. These positive adjustments in operating assets and liabilities were primarily due to:

•        a Ps. 362.0 million increase in other liabilities, mainly due to a Ps. 370.3 million increase in other liabilities at our distribution segment mostly related to an increase in Edenor’s PUREE liabilities (Ps. 295.8 million) and ENRE penalties and discounts (Ps. 74.5 million) and at our holding and others segment (Ps. 8.1 million), which was partially offset by decreases in other liabilities at our generation (Ps. 6.2 million) and transmission (Ps. 4.3 million) segments,

•        a Ps. 144.9 million increase in accounts payable attributable mainly to our generation segment (Ps. 104.9 million, including a Ps. 67.7 million increase in payables at Loma de la Lata for payables related to agreements with fuel suppliers and project contractors, a Ps. 66.6 million increase in accounts payable related to our Güemes operations mostly related to payables related to agreements with fuel suppliers and electricity spot purchases and a Ps. 27.9 million reduction in accounts payable at our Piedra Buena unit), and a Ps. 34.9 million increase at our distribution segment mostly related to electricity purchases, and

•         a Ps. 85.2 million increase in salaries and social security payables, which reflect wages increases granted in 2010 through our subsidiaries.

The positive impact of these adjustments was partially offset by:

•        a Ps. 262.4 million increase in trade receivables attributable mainly to a Ps. 171.0 million net increase in account receivables within our generation business (including a Ps. 117.8 million increase at our Piedra Buena unit due to its increased production during the last quarter of 2010, and increases at Nihuiles, Güemes and Loma de la Lata, which were partially offset by decreases at Diamante and Pampa Generación), a Ps. 86.5 million increase in receivables at our transmission segment (including Ps. 71.3 million for the recognition of revenues as a consequence of the Instrumental Agreements, Ps. 30.9 million of which were recognized as net sales and Ps. 40.4 million as interest income) and  a Ps. 11.3 million increase at our distribution segment which were partially offset by a Ps. 6.3 million decrease in receivables at our holding and others segment,

•        a Ps. 96.4 million increase in other receivables, attributable mainly to increases in other receivables at our generation segment (Ps. 82.8 million) and at our holding and others segment (Ps. 24.6 million), which were partially offset by a decrease in receivables at our transmission segment (Ps. 10.2 million),

•          a Ps. 131.8 million decrease in taxes payables, mainly attributable to our generation segment (Ps. 63.3 million), to our transmission segment (Ps. 24.2 million) and to our distribution segment (Ps.46.4 million), and

•          a Ps. 26.6 million dividend payment to the shareholders of certain of our subsidiaries.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 1,456.2 million for the year ended December 31, 2011, principally due to Ps. 767.2 million in capital expenditures, including Ps. 653.4 million at our distribution segment (including EMDERSA and EDEN), Ps. 26.9 million at our transmission segment, Ps. 57.1 million at our generation segment and Ps. 29.9 million at our holding and others segment (mainly attributable to Petrolera Pampa’s exploration and production plan), Ps. 1,234.4 million in payment for the acquisition of our subsidiaries EMDERSA, AESEBA, EPCA and the defaulted debt of CIESA, and Ps. 8.8 million paid for the acquisition of short term investments, mostly at our holding and others segment. These uses of cash were partially offset by net cash generated by our investing activities, including a Ps. 123.8 million increase in cash due to purchase of subsidiaries, Ps. 87.8 million from net decreases in restricted cash and equivalents, due to a liberation of restricted cash at our generation segment, Ps. 117.9 million from the proceeds of the sale of short term investments mainly carried out by our distribution segment, Ps. 94.3 million from the proceeds of the sale of investments in companies, mostly carried out by our holding and others segment, Ps. 38.6 million increase in minority interest and Ps. 91.0 million from the incorporation to the special reserve of assigned assets.

Net cash used in investing activities amounted to Ps. 502.2 million for the year ended December 31, 2010, principally due to Ps. 568.3 million in capital expenditures, including Ps. 388.8 million at our distribution segment, Ps. 23.4 million at our transmission segment and Ps. 154.2 million at our generation segment ( including Ps. 126.2 million related to expansion work at Loma de la Lata, and capital expenditures at Güemes and Piedra Buena of Ps. 10.0 million and Ps.14.7 million, respectively), Ps. 12.9 million as payment to minority shareholders of Güemes for a capital redemption, and Ps.114.3 million paid for the purchase of short term investments, mostly at our holding and others segment (including debt and other securities from our subsidiaries). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 75.6 million from net decreases in restricted cash and equivalents, mostly from a Ps. 74.2 million partial liberation of restricted cash at our generation segment, Ps. 93.3 million from the proceeds of the sale of short term investments mainly carried out by our holding and others segment, Ps. 7.6 million from cash generated by the sale of assets, and Ps. 16.7 million related to cash generated in relation to investments in our subsidiaries.

Net cash provided by financing activities

Net cash provided by our financing activities amounted to Ps. 364.3 million for the year ended December 31, 2011, principally due to Ps. 1,493.7 million of net cash provided by borrowings at our different segments. These sources of cash were partially offset by Ps. 1,111.2 million used to pay bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 18.1 million used for net payment of dividends.

Net cash provided by our financing activities amounted to Ps. 314.8 million for the year ended December 31, 2010, principally due to Ps. 868.1 million of net cash provided by borrowings at our different segments.  These sources of cash were partially offset by Ps. 525.1 million used to pay bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, Ps. 12.4 million paid to minority interest for capital reduction of subsidiaries, and Ps. 15.8 million used for net payment of dividends.

Capital Expenditures

The following table sets forth, our capital expenditures for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011		2010
	(in millions of Pesos)
Generation	Ps.	175.2	Ps.	280.3
Transmission	26.9		23.4
Distribution	653.4		393.4
Holding	95.1		27.2
Total	Ps.	950.6	Ps.	724.3

In 2011, our capital expenditures in our generation segment were substantially comprised of expenditures in connection with our generation expansion project in Loma de La Lata for approximately Ps. 110.7 million, which finally became commercially operative on November 1, 2011. In addition to the expansion project at Loma de la Lata, our capital expenditures in our generation segment were mainly due to materials and spare parts (Ps. 16.1 million), and the acquisition of a transformer, also, in Loma de la Lata (Ps. 10.5 million).  Our capital expenditures in our transmission segment were substantially comprised of investments for replacement and upgrades to our transmission networks (Ps. 12.6 million), spare parts replacement (Ps. 1.7 million), and advanced payments to suppliers (Ps. 9.4 million).  In our distribution segment we invested Ps. 653.4 million to increase and improve our grid in order to keep pace with the growth in our customer’s base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and others segment increased in line with our capital expenditures required by our oil and gas business (Ps. 94 million).

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

We currently expect our capital expenditures in 2012 to remain in line with our capital expenditures in 2011 as it relates to maintenance and capital expenditures in our generation, transmission and distribution operations. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required by our oil and gas business.  We expect to meet our commitments with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings.  See “Item 4.  Information on the Company—Our Business—Our Generation Business.”

Debt

The economic crisis in Argentina, and the measures adopted by the Argentine Government to address it, had a material adverse effect on the generation, transmission and distribution companies and operations that are now part of our group.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—History.”  As a result of these developments, several of these companies were forced to suspend principal and interest payments on their debt and have gone through one or more financial debt restructurings, including Güemes, Transener and Edenor.  Given the ongoing changes in the Argentine electricity regulatory framework, including the current uncertainties regarding transmission and distribution tariffs, we cannot assure you that one or more of our subsidiaries or operations will not have to undergo another debt restructuring in the future, or whether any such debt restructuring will be successful.

Our total consolidated financial debt as of December 31, 2011 was Ps. 3,674.0 million, of which 75.2% was long-term debt.  Approximately 79.3% of our consolidated debt outstanding at December 31, 2011 was denominated in foreign currencies, mainly in U.S. Dollars.

Our consolidated indebtedness at December 31, 2011 consisted primarily of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount	Repurchased amount	Remaining amount	Repurchase result (1)	Agreed rate	Final maturity
				in thousands			in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000	166,936 (5)	53,064	880	8.88%	2016
		Dec-20-05	US$	12,397(2)	12,397	-		3% to 7% (incremental)	2016
	At par at variable rate
	At par at fixed rate	Aug-15-11	US$	100,535	2,000	98,535		9.75%	2021
Edenor	At par at variable rate	Apr-24-06	US$	12,656	12,656	-	6,546	Libor + 0% to 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048	80,048	-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000	195,243	24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	300,000	41,453	258,547		9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874	419	12,455	-	3% to 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	87,413(3)	86,205	1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069	1,338	4,731	187	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030	18,971	3,059		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	24,264	189,299	-	11.50%	2015
Edenor	At par at variable rate	May-07-09	Ps.	40,772(4)	-	40,772	-	Badlar private + 6.75%	2013
CPB	Short-term note	May-09-11	Ps.	70,161	-	70,161	-	Badlar private + 3.00%	2012
	Short-term note	Oct-17-11	Ps.	55,579	-	55,579	-	Badlar private + 3.50%	2012
Petrolera Pampa	Short-term note	Oct-06-11	Ps.	46,413	-	46,413	-	Badlar private + 3.50%	2012

(1)     During the year ended December 31, 2011, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of U.S. $ 64 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 7.6 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities. From the initial transactions in 2008 and up to December 31, 2011, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of U.S. $574.2 million.

(2)     Corresponds to the remaining amount as of December 31, 2008.

(3)     Includes interests capitalized after the issuance.

(4)     Corresponds to the remaining amount as of December 31, 2011.

(5)     Includes US$ 47,435 in concept of change for corporate bonds with final maturity on 2021.

Under the terms of their respective outstanding debt, these companies are subject to a number of restrictive covenants, including the limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2011, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

In addition, Piedra Buena has entered into short-term borrowings for working capital purposes. In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs. During the fiscal years ended December 31, 2011, 2010 and 2009, Piedra Buena issued seven VCP series under this program, for a total amount of Ps.367.4 million. Series 6 was issued for a total nominal value of Ps. 70.2 million, which was outstanding as of December 31, 2011. On October 17, 2011, Piedra Buena issued Series 7 for a total nominal value of Ps. 55.6 million at an interest rate equal to the private Badlar rate plus 3.5%. Principal is due 360 calendar days after the issuance date, and interest is payable on a quarterly basis. The proceeds of these notes were utilized to refinance certain indebtedness of Piedra Buena. In addition, the shareholder approved under a shareholder meeting held on December 13, 2011, the increase of the amount of the program from Ps. 200 million to Ps. 300 million, which was approved by the CNV on March 12, 2012 and by the Buenos Aires Stock Exchange on February 10, 2012.

Additionally, on September 28, 2010, the Secretariat of Energy instructed CAMMESA through Resolution 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which were available during the winter of 2011. In October 2010, Piedra Buena formalized its proposal to increase its power generation capacity to CAMMESA. The Secretariat of Energy informed of the project’s approval through Resolution 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in the Secretariat of Energy Resolution No. 146/02 and Resolutions 6157/10 and 7375/10. On March 21, 2011, Piedra Buena entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance to Resolution No. 146/02 of the Secretariat of Energy and Resolutions 6157/10 and 7375/10. The amounts received will be repaid in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the agency in charge of dispatch (“OED”) from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which was estimated for the month of June, 2011. Installments will be paid by the WEM pursuant to the provisions of Resolution No. 6157/10 and Resolution No. 7375/10 both of the Secretariat of Energy, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the Secretariat of Energy.  On April 18 and August 2, 2011, the Secretariat of Energy approved two requests by Piedra Buena to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. In turn, the Secretariat of Energy instructed CAMMESA to conduct an audit for the approval of all labor surcharges reported by Piedra Buena and amounting to Ps. 1.3 million, which were finally approved.

The funds allocated by the agreement were applied to pay for part of the works and/or maintenance tasks allowing for an increase in the power generated by the Piedra Buena’s steam turbine units.  Such funds were disbursed through an advance payment and partial advances based on the work’s progress, which were certified through documents issued by Piedra Buena and which were subject to the availability of cash by CAMMESA and as per the Secretariat of Energy’s instruction. As from the works’ conclusion of each unit, Piedra Buena guarantees a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by Piedra Buena under this contract, Piedra Buena assigned and transferred to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010. In May 2011, Piedra Buena finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of the availability obligation by Piedra Buena, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the date of this annual report, Piedra Buena has honored all undertaken commitments. Payments of principal installments set forth by the above mentioned loan agreement started to be recorded as from July 2011. As of December 31, 2011, Piedra Buena received partial advances from CAMMESA for a total amount of Ps. 66.1 million, which accrued interest for an amount of Ps. 5.4 million. In addition, the balance owed by Piedra Buena, plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 64.2 million as of December 31, 2011. On January 27, 2012, Piedra Buena executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which currently amounts to Ps. 69.6 million.

On February 4, 2011, Banco de la Nación Argentina granted Piedra Buena a loan amounting to Ps. 60.0 million, which accrues interest at the BADLAR rate plus 4.5%.  Interest is payable on a monthly basis, and the principal will be repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of March 31, 2012, the balance of such loan plus accrued interest amounted to Ps. 47.5 million.  Also, On August 29, 2011, Piedra Buena received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal will be repaid as a lump sum in August, 2012.  As of December 31, 2011, the balance of such loan plus accrued interest amounted to Ps. 10 million.

In addition, on July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of Güemes approved the creation of a Global Program of Securities Representing Short-Term Debt (the “VCP”) up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which Güemes may issue VCPs in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate (the “Güemes VCP Program”). Such meeting delegated to Güemes’ board of directors the power to provide for certain conditions of the Güemes VCP Program  and the opportunity of issuance and other terms and conditions of each class and/or series of VCPs to be issued under the Güemes VCP Program.  On January 17, 2012, Güemes’ Board of Directors approved the terms and conditions of the Güemes VCP Program as detailed in its Prospectus draft.  As of the date of this annual report, Güemes has not issued any notes under the Güemes VCP Program.

In addition, on October 11, 2011, Güemes’ Extraordinary General Meeting of Shareholders, approved the creation of a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to US$ 50 million or its equivalent in other currencies (the “Güemes Corporate Bonds Program”).  The shareholders of Güemes also vested Güemes’ board of directors with the power to establish the terms of any debt under the Güemes Corporate Bonds Program and the time of the issuance of such debt.  In this sense, on January 17, 2012 the board of directors approved the terms and conditions of the Güemes Corporate Bonds Program. Also, on February 6, 2012 the board of directors approved the terms and conditions of the class 1 and 2 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2012, Güemes issued class 1 notes for an amount of Ps 47 million at an interest rate equal to the private Badlar rate plus 2.9% and the class 2 notes for an amount of Ps. 51.7 at an interest rate equal to the private Badlar rate plus 3.4%.  The principal amount of the class 1 notes is due on March 6, 2013 and the principal amount of the class 2 notes is due on September 6, 2013.  In both cases, interest is payable on a quarterly basis, due the first installment on June 6, 2012.

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted Güemes a two-tranche financing for an aggregate amount of Ps. 100.0 million, one for Ps. 50.0 million which accrues interest at a floating rate equal to the adjusted Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50.0 million, which accrues interest at a fixed nominal rate equivalent to 17% per annum. Interests are payable quarterly as from the granting date and the principal amount is amortized in three consecutive quarterly installments, with the first installment that was due in September 2011.  On September 23, 2011 Güemes, Banco Hipotecario S.A. and Standard Bank S.A. entered into an amendment to the credit agreement above mentioned pursuant to which: (i) the rate was increased to 18.5% and (ii) the due date of the credit agreement was extended to June 25, 2012.  On March 20, 2012, Ps. 65.9 million were cancelled with the proceeds obtained from the class 1 and 2 notes described above.

In addition, on December 28, 2009, the shareholders of Loma de La Lata approved the creation of a medium-term note program not to exceed the amount of U.S. $ 50 million.  The terms of any debt under this program will be determined by Loma de la Lata’s board of directors at the time that such debt is issued.  In addition, the shareholders approved, under a shareholders meeting held on November 17, 2011, the increase of the amount of the program from U.S.$50 million to U.S.$ 350 million. The program was approved by the CNV on March 21, 2012.  As of the date of this annual report, Loma de La Lata has not issued any notes under this program.

On January 15, 2010, Banco de la Nación Argentina granted financing to Loma de La Lata for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the disbursement date and principal is repayable in twenty monthly consecutive installments, the first of them maturing eleven months as from the date of disbursement.

On July 27, 2011, Petrolera Pampa’s Extraordinary General Meeting of Shareholders approved the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term corporate bonds (simple, non-convertible into shares), promissory notes or VCPs with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not. Under this program, on October 6, 2011 Petrolera Pampa issued series 1 VCPs, for a total amount of Ps.46.7 million at an interest rate equal to the private Badlar rate plus 3.5%.  Principal is due 360 calendar days after the issuance date, and interest is payable on a quarterly basis.  Resources derived from the issuance of these VCPs have been applied to the payment of working capital, the refinancing of liabilities and investments in physical assets.

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest is payable on a monthly basis as from the disbursement date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the disbursement date. The funds were allocated to the refinancing of liabilities.

On November 5, 2009, Transener’s shareholders’ meeting resolved to create a global program for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or an equivalent amount in other currencies. The program was authorized by CNV.As of the date of this annual report, Transener has not issued any notes under this program.

On November 5, 2009, Transener’s shareholders’ meeting resolved to create a global program for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or an equivalent amount in other currencies. The program was authorized by CNV.As of the date of this annual report, Transener has not issued any notes under this program.

Additionally, due to the delay in the implementation of the cost adjustments as set forth in Definitive Agreements, on May 12, 2009, pursuant to Resolution 146/02 of the Secretariat of Energy, Transener and Transba entered into a financing agreement with CAMMESA (as lender) for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively (the "Initial CAMMESA Agreement"). On December 30, 2009, both companies and CAMMESA executed an amendment to the Initial CAMMESA Agreement (the "Mutual Fund Amendment," and together with the Initial Agreement, the "CAMMESA Financing"), pursuant to which the available financing amount to be provided by CAMMESA was increased to up to Ps.107.7 million and Ps.42.7 million for Transener and Transba, respectively. Transener and Transba will apply the receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations (pursuant to the Instrumental Agreement) to the cancellation, up to such amounts, of the financing granted by CAMMESA.  On May 2, 2011, Transener and Transba executed amendments to the financing agreements with CAMMESA, which provided for:  i) the cancellation of the amounts received as of January 17, 2011 by both companies pursuant to the financing granted by the agreements executed on May 12, 2009; ii) the granting to Transener and Transba of new loans for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations from June 2005 to November 2010; and iii) all amounts owed to Transener under the Instrumental Agreements would serve as a guarantee for the new CAMMESA Financing.  The funds arising from the new loans were used for operation and maintenance purposes and additionally applied to the investment plan for the year 2011.  Disbursements are made through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the Secretariat of Energy. As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

On October 25, 2010, under the conditions set forth in its corporate bonds issuance program, and as a result of the cash subscription offer, Edenor issued Fixed Rate at Par notes due 2022 for a nominal value of U.S. $140 million.  Furthermore, as a result of the exchange offer, Edenor cancelled Fixed Rate Par notes due 2017 for a nominal value of U.S. $123.9 million as follows: exchanged Fixed Rate at Par notes due 2017 for U.S. $90.3 million for Fixed Rate at Par notes due 2022 for an equivalent nominal value plus a cash payment amounting to U.S. $9.5 million including interests accrued and unpaid; and acquired Fixed Rate at Par notes due 2017 for a U.S. $33.6 million, paying in cash U.S. $35.8 million, including interest accrued and unpaid.  As a result new Fixed Rate at Par notes due 2022 amounting to U.S. $230.3 million were issued with the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment due in 2022.  On April 26, 2011, Edenor issued Fixed Rate at Par notes due 2022 for a face value of U.S. $69.7 million, thus completing the original amount of the series of up to U.S. $300 million.  Edenor will use the net proceeds obtained from the issuance to refinance in whole or in part its short-term debt, and/or to finance the capital expenditures plan and/or to increase working capital.

Additionally, in February 2011, Edenor was granted a series of short-term loans with local entities (JPMorgan Chase Bank N.A., Sucursal Argentina, Deutsche Bank S.A., Banco Macro S.A., Banco de la Nación Argentina and Standard Bank Argentina S.A.) for a total of Ps. 280 million, at an average annual interest rate of 14.5% and with an average repayment term of 90 days.  The proceeds from these loans were in turn applied to grant short-term loans to EDEN, EDELAR, EDESA and EDESAL which applied them to repay certain overdrafts and certain outstanding loans.  In April 2011, Edenor agreed with EDEN, EDESAL, EDELAR and EDESA on the terms of these loans. The financial maturity date was set on April 30, 2012 and interest would be paid semiannual on October 31, 2011 and April 30, 2012. All of these loans have been agreed in line with usual market terms for this kind of operations.

On October 25, 2011, EDESAL was granted a new syndicated loan for an amount of Ps. 60 million and with a four-year repayment term, with the payment of quarterly interest and semi-annual and consecutive amortizations of Ps. 7.5 million each, the first installment maturing on April 25, 2012 and the last installment maturing on October 25, 2015. The proceeds of this loan were utilized to make an early cancellation of certain indebtedness of EDESAL for the amount of Ps. 20.4 million and the balance of the loan granted by Edenor for the amount of Ps. 37.5 million.

Edenor agreed to grant a bond in favor of the banks Itaú Argentina S.A. and Standard Bank Argentina S.A. for the amount of Ps. 60 million in order to guarantee the due performance of the obligations taken on by EDESAL under the hereinbefore mentioned financing.

Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of U.S.$ 60 million.  On March 4, 2011, Pampa Inversiones received additional financing from such entities for U.S.$30 million.  On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension, which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments starting as of February 11, 2013 and due in August 11, 2015. This financing is secured by the Company for an amount of up to U.S.$ 90 million. Additionally, the Company is under a duty to meet certain covenants, which to date have been met.

On October 6, 2011, TGS granted a loan for the amount of US$ 26 million (Ps. 109.4 million) to the Company for an initial one-year period (automatically renewable for one year upon expiration) that accrue a 6.8% annual rate plus value added tax.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2010 and the period in which the contractual obligations come due.  Peso amounts have been translated from U.S. Dollar amounts at the seller rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.976 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in millions of Pesos)
Payment Obligations
Long-term debt obligations(1)	4,330.7	832.0	1,034.1	961.3	1,503.3
Capital expenditures(2)	582.9	63.4	203.0	138.6	177.9
Royalty payments(3)	206.0	21.7	61.4	61.4	61.4
Operating leases(4)	34.1	12.1	21.7	0.3	-
Accrued litigation (5)	169.5	18.7	13.1	137.7	-
Total payment obligations	5,323.2	947.9	1,333.3	1,299.3	1,742.6

Purchase Obligations
Fuel-oil purchase agreements for electricity generation(6)	550.4	550.4	—	—	—
Natural gas purchase agreements for electricity generation(7)	807.7	481.6	326.1	—	—
Natural gas transportation agreement(8)	84.5	5.5	10.2	5.0	63.8
Total purchase obligations	1,442.6	1,037.5	336.3	5.0	63.8

Others
Accrued fines and penalties (9)	552.6
Total	7,318.4	1,990.9	1,679.8	1,309.3	1,870.2

_____________________________

(1)     We expected to pay approximately U.S. $57.2 million in interest on our consolidated indebtedness in 2012.  Interest payments for years following 2012 have not been estimated, however, because we cannot accurately predict future interest rates, including those resulting from future refinancing activities, or our future cash generation, which could significantly affect our debt levels to the extent we are required to use our excess cash to repurchase or prepay our debt or we elect to capitalize interest on our debt, in each case, pursuant to the terms of our debt.  Part of EASA’s, Edenor’s and Transener’s outstanding debt includes mandatory prepayments with excess cash while EASA’s outstanding debt allows for the capitalization of interest under specific circumstances.  See “—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions.  We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP.  As a result, the amounts shown in balance sheet do not reflect the nominal amount owed under our debt instruments.

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

(3)     Based on estimated payments included in our annual budget through 2013; we cannot reasonably estimate beyond 2014 since royalty payments are calculated based on the amount of energy actually sold.

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

(6)     Based on the estimated price of U.S. $66.48 per barrel.

(7)     Based on the estimated average price of Ps. 773.46 per dam3.

(8)     Based on the estimated average price of Ps. 8.56 per dam3.

(9)     Includes accrued fines and penalties for Edenor, Transener and Transba.  In the case of Edenor, amounts include adjustments made to reflect the ratification of the Adjustment Agreement.  Edenor was required to make an adjustment to a portion of its accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to its VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine Government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of Edenor’s accrued fines and penalties and allowed Edenor to pay the remaining Ps. 361.6 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, Edenor has recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness  In the case of Transener and Transba, pursuant to the terms of the respective agreements each Transener and Transba entered into with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos(UNIREN), subject to the fulfillment of certain conditions, penalties related to quality of service under the concession agreements that otherwise would be payable by Transener and Transba, may be applied by those companies, as of June 2005, to capital expenditures, upon the completion of the Transener RTI.  We cannot reasonably estimate when these fines and penalties will be paid.

	Payments/ Delivery Obligations due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of Pesos)
Sales Obligations:
Electric power(1)	479.5		397.1		82.4		-		-
Total	Ps.	479.5	Ps.	397.1	Ps.	82.4	Ps.	-	Ps.	-

(1)     Prices are generally determined by formulas based on future market prices.  Estimated prices used to calculate the monetary equivalent of these purchase or sales obligations for purposes of this table are based on current market prices as of December 31, 2011 and may not reflect actual future prices of these commodities.  Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Principal Differences between Argentine and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP.  Note 23 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009.

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

•           the recognition of holding results in other assets; and

•           the effect on non-controlling interest of the foregoing reconciling items.

Net income (loss) attributable to us under Argentine GAAP for the fiscal years ended December 31, 2011, 2010 and 2009, was approximately Ps. (931.1) million, Ps. (46.6) million and Ps. 214.7 million, respectively, as compared to net income (loss) of approximately Ps. (153.5) million, Ps. (92.9) million and Ps. 82.2 million, respectively, under U.S. GAAP.

Shareholders’ equity attributable to us under Argentine GAAP as of December 31, 2011 and 2010 was Ps. 2,358.8 million and Ps. 3,280.9 million, respectively, as compared to Ps. 3,106.1 million and Ps. 3,307.2 million, respectively, under U.S. GAAP.

See Note 23 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

Principal Differences between Argentine and IFRS

Our consolidated financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from IFRS.  Note 22 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and IFRS, as they relate to us, and a reconciliation to IFRS of shareholders’ equity at January 1, 2011 (date of transition to IFRS) and December 31, 2011 and a reconciliation of comprehensive income for the year ended December 31, 2011.

The principal differences between Argentine GAAP and IFRS as they relate to us, other than inflation accounting, are the following:

•           the accounting for revaluation of six assets and goodwill impairment;

•           the accounting for capitalization of borrowing costs;

•           the accounting for holding results in inventories;

•           the accounting for holding results in other assets;

•           differences in the accounting of service concession arrangements due to the application of IFRIC 12;

•           differences in the accounting of defined benefit plans;

•           the accounting for purchases of Edenor ADRs and shares;

•           differences in the accounting for business combinations;

•           recognition of negative goodwill and reversal of goodwill amortization;

•           the accounting for financial assets related to the fourth line project;

•           the accounting for depreciation of certain Transmission fixed assets;

•           the accounting for deferred income taxes; and

•           the effect on non-controlling interest of the foregoing reconciling items.

Net loss attributable to us under Argentine GAAP for the fiscal years ended December 31, 2011 was approximately Ps. 931.1 million as compared to comprehensive loss of approximately Ps. 743,1 million under IFRS.

Shareholders’ equity attributable to us under Argentine GAAP as of December 31, 2011 and as of January 1, 2011 was Ps. 2,358.8 million and Ps. 3,281.0 million, respectively, as compared to Ps. 2,439.4 million and Ps. 3,175.2 million, respectively, under IFRS.

See Note 22 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under IFRS.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, a third of whom have terms that expired in December 2011, another third expire in December 2012 and the remaining third in December 2013.  In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.  A third of the directors of the board whose term expired in December 2011, may be appointed on the shareholders’ meeting scheduled for April 27, 2012.  Our board must be renewed by thirds each year (such thirds are initially determined by lot):

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	48	Chairman	08/04/2009	31/12/2011(2)
Gustavo Mariani	41	Vice Chairman	14/04/2011	31/12/2013
Ricardo Alejandro Torres	54	Director	14/04/2011	31/12/2013
Damián Miguel Mindlin	46	Director	08/04/2009	31/12/2011(2)
Diego Martín Salaverri	47	Director	23/04/2010	31/12/2012
Pablo Adrián Grigio Campana (1)	56	Director	23/04/2010	31/12/2012
Diana Elena Mondino (1)	53	Director	08/04/2009	31/12/2011(3)
Pablo Ferrero (1)	49	Director	14/04/2011	31/12/2013
Luis Andrés Caputo (1)	46	Director	23/04/2010	31/12/2012
Pablo Diaz	54	Alternate Director	23/04/2010	31/12/2012
Alejandro Mindlin	36	Alternate Director	23/04/2010	31/12/2012
Roberto Luis Maestretti	54	Alternate Director	14/04/2011	31/12/2013
Gabriel Cohen	47	Alternate Director	23/04/2010	31/12/2012
Carlos Tovagliari (1)	52	Alternate Director	23/04/2010	31/12/2012
Brian Henderson	66	Alternate Director	08/04/2009	31/12/2011(4)
Silvestre Hernán Bisquert (1)	35	Alternate Director	08/04/2009	31/12/2011(4)

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(2)     The Board of Directors' meeting held on March 26, 2012, unanimously resolved to propose that the Shareholders’ meeting that will be held on April 27, 2012, reelect Messrs. Marcos Marcelo Mindlin and Damián Miguel Mindlin in their positions as Directors.

(3)     The Company’s Audit Committee proposed to the Board of Directors at the meeting held on March 26, 2012, that the Shareholders’ meeting that will be held on April 27, 2012, appoint Mr. Héctor Mochón or Mr. Manuel Neira Montes (both independents) directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended) to replace Ms. Mondino. Therefore, the Board of Directors resolved to submit the Audit Committee’s proposal to the Shareholders’ meeting.

(4)     The Board of Directors held on March 26, 2012, unanimously resolved to propose that the Shareholders’ Meeting to be held on April 27, 2012, renew the appointments of Messrs. Brian Henderson y Silvestre Bisquert as Alternate Directors of the Company.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	48
Ricardo Alejandro Torres	Chief Executive Officer and Chairman of Edenor	54
Damián Miguel Mindlin	Chief Investment Portfolio Manager	46
Gustavo Mariani	Chief Business Development Manager and Chief Generation Manager	41
Edgardo Volosin	Chief Distribution Manager	58
Roberto Luis Maestretti	Finance and Administrative Manager (CFO)	54
Horacio Turri	Oil & Gas Manager	51
Gabriel Cohen	Corporate Financing Manager	47

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been Chairman of our board of directors since June 16, 2006, and was reelected as Chairman in 2009.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Electricidad Argentina S.A., IEASA S.A., Citelec, Transba, HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Grupo ST S.A., Inversora Ingentis S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., Pampa Real Estate S.A. and EPCA.  In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2009.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación, Pampa Inversiones S.A., Bodega Loma de la Lata S.A., EMDERSA S.A., Empresa Distribuidora de Salta S.A., Empresa Distribuidora de La Rioja S.A., Empresa Distribuidora de San Luis S.A. and Esed.  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2011.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante SA, EPCA, TGS, Compañía de Inversiones de Energía S.A., Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Inversora Ingentis S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., and Bodega Loma de la Lata S.A., and as alternate director of Citelec, Transba, Préstamos y Servicios S.A. y Grupo ST S.A.  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

Ricardo Alejandro Torres was born on March 26, 1958.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2011.  From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A.  Mr. Torres is, since March 2012 Chairman of the Board of Directors of Edenor.  Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires.  He currently serves as director of Pampa Real Estate S.A., Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A, Darwin Chile Inversora Inmobiliaria S.A., Veredit S.A., Güemes, Powerco. Darwin Chile II Inversora Inmobiliaria S.A., Loma de la Lata, Piedra Buena, IPB, Dolphin Energía S.A, IEASA S.A, Inversora Ingentis S.A., Energía Distribuida S.A., Pampa Generación S.A., Petrolera Pampa, Pampa Participaciones S.A., Empresa Distribuidora de Salta S.A., Inversora Ingentis S.A., Empresa Distribuidora de La Rioja S.A., Esed and Bodega Loma de la Lata S.A. and as alternate director of Emdersa, Citelec, Transba and Transener.  Also, Mr. Torres is vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor, Estancia María S.A. Pampa Energía S.A., and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Socotherm Américas S.A., CIESA, TGS, ST Inversiones S.A., and Grupo ST S.A. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

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

Pablo Ferrero was born on December 30, 1962. Mr. Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a MBA at the University of Washington. He joined Perez Companc in 1991 and in 1993 he was assigned to TGS as Transportation and Business Development Manager. From 1997 to 1998 he was Marketing and Tariffs Vice President. In 1998 he returned to Perez Companc (now Petrobras Energía) as Vice President in charge of the Oil and Gas Marketing and Transportation Business Unit, and in 2001 he was appointed Vice President of Planning and Business Development, position he held until June 2004, when he became CEO of TGS.  Between 2006 and 2011, Mr. Ferrero was Executive Vice President responsible for the Southern Cone activities for AEI energy.  Mr. Ferrero has served as director and chairman of the board of several Latin American energy corporations, including TGS, Transener, Edesur, Petrobras Energía, Emdersa, EDEN,  Promigas (Colombia), Chilquinta (Chile) and Luz del Sur (Peru).

Pablo Díaz was born on June 26, 1957.  Mr. Díaz has been an alternate director of our company since June 2006.  Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy).

Alejandro Mindlin was born on August 30, 1975.  Mr. Mindlin has been an alternate director of Pampa since June 2006.  Also, Mr. Mindlin is a member of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Mindlin has a B.A. in Middle Eastern History and Languages from Tel Aviv University, as well as a film director’s degree.

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

Gabriel Cohen was born on September 11, 1964.  Mr. Cohen has been an alternate director of Pampa since June 2006, and he is presently a director of Transener.  In addition, he worked for 15 years at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes.  Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.

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

Roberto Luis Maestretti was born on November 29, 1957.  Mr. Maestretti has been an alternate director of Pampa since 2007.  Since April 2007, he has served as our Finance and Administrative Manager (CFO).  Prior to joining Pampa, Mr. Maestretti held various positions, including Comptroller of Latin America, Europe and Africa for Baker Hugues, Manager of Planning and Management Control of Grupo Perez Companc, Executive Director of Supermercados Norte (Grupo Exxel) and Chief Executive Officer of Pearson-Recoletos and Barugel Azulay.  Mr. Maestretti studied Marketing and International Business at UCLA and obtained a Masters degree in Business Administration (MBA) at the IAE.

Edgardo Volosin was born in Santa Fe on May18, 1953. Since 2012, he has served as Edenor’s Chief Distribution Manager.  Prior to joining Edenor, Mr. Volosin held various positions, including being director in Telecom and in SADE – Perez Companc.  Mr. Volosin holds a law degree from the Universidad de Belgrano. .

Horacio Turri was born on March 19, 1961.  From March 2000 to June 2008 Mr. Turri served as Chief Executive Officer of Central Puerto S.A.  Since August 1997 to March 2000, he was Chief Executive Officer of Hidroeléctrica Piedra del Águila.  From 1994 to 1997 he was Chief Executive Officer of Gener Argentina S.A.  Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively.  Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Alejandro Mindlin, Roberto Luis Maestretti, Gabriel Cohen and Brian Henderson. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Pablo Adrián Grigio Campana, Diana Elena Mondino, Pablo Ferrero, Luis Andrés Caputo, Carlos Tovagliari and Silvestre Hernán Bisquert.

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the Public Offering Transparency Decree No. 677/01 (the Transparency Decree).  These duties include, among other things, the following:

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Diana Elena Mondino	53 (1)
Pablo Ferrero	49
Pablo Grigio Campana	56

(1)     The Company’s Audit Committee proposed to the Board of Directors in the meeting held on March 26, 2012 that the Shareholders’ Meeting that will be held on April 27, 2012 appoint Mr. Héctor Mochón or Mr. Manuel Neira Montes for replacing Ms. Mondino. Therefore, the Board of Directors resolved to submit the Audit Committee proposal to the Shareholders’ Meeting.

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

(3)       investigating written complaints of shareholders; and

(4)       monitoring the operation of a the Ethics line through which executives and employees of the Company may make, among others, complaints regarding accounting, internal control and audit.

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

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Walter Antonio Pardi	Statutory Auditor	51
Marcelo Héctor Fuxman (1)	Alternate Statutory Auditor	56
German Wetzler Malbran (1)	Alternate Statutory Auditor	41
Silvia Alejandra Rodriguez	Alternate Statutory Auditor	39

(1)     In the Board of directors of the Company held on March 26, 2012, José DanielAbelovich and Damián Burgio resigned to their positions as Statutory Auditors of the Company. Consequently, the Board of Directors resolved that Marcelo Héctor Fuxman and Germán Wetzler Malbran take office as Statutory Auditors until the next Shareholders’ Meeting, that will be held on April 27, 2012.

(2)     The Board of Directors of the Company held on March 26, 2012, unanimously resolved to propose that the Shareholders’ Meeting that will be held on April 27, 012, appoint Messrs. José Daniel Abelovich, Germán Wetzler Malbrán and Walter Antonio Pardi as Statutory Auditors and Mr. Santiago Enrique Dellatorre as Alternate Statutory Auditor to replace Mr. Germán Wetzler Malbrán

Set forth below are brief biographical descriptions of the members of our supervisory committee:

                Walter Antonio Pardi was born on April 14, 1961.  He has been a member of our supervisory committee since May 2009.  Since 1993, Mr. Pardi has served in the internal audit body of the Argentine Government (Sindicatura General de la Nación).  He also serves in the supervisory committee for several Argentine companies, including Nucleoléctrica Argentina S.A., Telam S.E., Nación Leasing S.A. and Operadora Ferroviaria S.E.  Mr. Pardi holds a degree in Public Accounting from the Universidad de Buenos Aires.

Marcelo Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Pampa Real Estate S.A , Agropoly S.A.,  Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Powerco  and as alternate member of the statutary audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Pampa Generación S.A., Petrolera Pampa, Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A. and Güemes, Electricidad Argentina S.A., HIDISA and Edenor.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán is a partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He is a member of the statutory audit committee of Loma de la Lata, IPB, Dolphin Energía S.A., IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma de la Lata S.A., Central Hidroeléctrica Lago Escondido S.A., Transelec Argentina S.A., Energía Distribuida S.A., Inversora Ingentis S.A., Pampa Generación S.A., Pampa Renovables S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., Enersud Energy Services S.A., IWS Energy Serveces S,A, and Emgasud Renovable S.A.  He currently serves as alternate director of Cablevisión S.A., ARPHC and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of AESEBA S.A., Grupo Dolphin Holding S.A., EPCA, Orígenes Seguros de Retiro S.A., Genes Seguros S.A. and Dolphin Finance S.A., among others. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.

Silvia Alejandra Rodríguez was born on December 15, 1972.  She has been a member of our supervisory committee since April 2011.  Since October 2009, Ms. Rodriguez has served in the internal audit body of the Argentine Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación). She also serves as a member of the statutory audit committee of Ferrosur Roca S.A., Parque Eólico Arauco S.A., Agua y Saneamiento S.A. and Nucleoeléctrica Argentina S.A., as alternate member of the statutory audit committee of Arsat S.A., CAMMESA, CEATSA and Ferroexpreso S.A. and as transitory director of Radio y Televisión Argentina S.E.  Ms. Rodriguez holds a law degree from the Universidad of Buenos Aires.

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

•           Relevant Information Disclosure Policy: the policy regulates the basic principles that guide the operation of the processes to be followed when publishing relevant information to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

During 2010 we adopted the following policies and practices:

•           Ethics Committee: the committee entrusted with the mission of reviewing every case and making a decision concerning the actions to be implemented vis-á-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation.

During 2011 we approved the following policies and practices:

•              Anti-Money Laundering and Terrorist Financing policies: in accordance with the provisions of law No. 25,246 (as amended and complemented) and with the Resolution of Financial Information Unit (Unidad de Información Financiera) No. 3/11, the board of directors of the Company approved the Policies on Prevention of Anti-Money Laundering and Terrorist Financing thus providing institutional procedures to combat money laundering and terrorist financing.

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

For the fiscal year ended December 31, 2011, the Board of Directors in its meeting held on March 26, 2012, resolved to propose that the Shareholders’ Meeting to be held on April 27, 2012 approve fees to our directors and executive officers who are also members of our Board of Directors for approximately U.S. $ 1.7 million.  We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

As of March 31, 2012, Marcos Marcelo Mindlin owns shares representing, in aggregate, 3.52% of our capital stock.  Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each own shares representing, in the aggregate, less than one percent of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

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

Series I, Series II and Series III warrants will vest by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014.  The exercise period for the warrants is 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants is U.S. $ 0.27.

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

The table below sets forth the number of shares that are subject to the warrants held directly or indirectly by each of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres as of the date of this annual report:

Warrant Holder	Total number of shares subject to warrants
Marcos Marcelo Mindlin	242,283,337
Damián Miguel Mindlin	52,462,928
Gustavo Mariani	52,462,928
Ricardo Alejandro Torres	34,339,371
Total	381,548,564

On August 3, 2009, we received a communication from the executives by which they stated that aiming to emphasizing even more their commitment with our sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive our shares of common stock underlying such options before September 28, 2013. Consequently, none of the executives will exercise options accrued and received through September 28, 2012, before September 28, 2013. Also, every year the executives send a letter to the Supervisory Committee confirming that they would not exercise any option accrued in their favor.

Employees

Excluding those employed by us on a temporary basis, at December 31, 2011, we, together with our co-controlled companies, had 5,508 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2011			At December 31, 2010			At December 31, 2009
	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total
Generation	346	307	653	335	310	645	316	295	611
Transmission (1)	875	418	1,293	841	496	1,337	809	492	1,301
Distribution	2,900	636	3,536	2,162	509	2,671	2,179	513	2,392
Holding and Others		26	26		12	12		9	9
Total	4,121	1,387	5,508	3,338	1,327	4,665	3,304	1,309	4,613

______________________

(1)       Includes the total number of employees of each company in which we have a co-controlling interest.  We proportionally consolidate our share of the associated costs related to these employees.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries.”

(2)       Since January 1, 2012, all the employees of Pampa Generación S.A. (included in “Generation” in the table above) were transferred to the Company pursuant to the merger approved by the Shareholders Meeting of the Company dated April 27, 2012.

Approximately 75% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2011, but due to inflationary pressures, we reopened negotiations during the first months of 2012.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  The distribution sector started, in January, the salary negotiations for 2012.  Negotiations have not been completed yet, as of the date of this annual report.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share.  On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively.  Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.  Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, and again on April 16, 2009, our board of directors approved a share repurchase program, through which we have acquired 211,883,347 shares, or 13.9%, of our then outstanding capital stock, through transactions in the local market.  In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program.  On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders.  On September 13, 2010, the Argentine Securities Commission proceeded with the reduction of capital.  As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share.  The ADS Depositary has informed us that, as of March 31, 2012, there are approximately 30 million outstanding ADSs.

In addition, as of the date of this annual report, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres collectively hold, directly or indirectly, an aggregate of 381,548,564 warrants.  See “—Item 6 Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2012:

Name of Shareholder	Number of shares	Percentage of capital	Percentage of voting power

Pampa Holdings LLC(1)(2)	250,538,457	19.06%	19.06%
ANSES(3)	305,307,129	23.23%	23.23%
Marcos Marcelo Mindlin(4)	46,253,790	3,52%	3,52%
Gustavo Mariani(4)	461,432	0.04%	0.04%
Ricardo Alejandro Torres(4)	888,891	0.07%	0.07%

(1)     Pampa Holdings LLC is a company indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.

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

Legal Services

During the years ended December 31, 2011, 2010 and 2009, we have engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  One of our directors, Diego Martín Salaverri, and one member of the supervisory committee German Wetzler Malbran, are partners of this law firm.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2011, we had established accruals in the aggregate amount of Ps. 81.4 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

Legal proceedings involving Loma de la Lata

As a consequence of the delays in the delivery of the Project, the lower power of the steam turbine, and certain defaults of the Project Counterparties, Loma de la Lata, in exercise of its contractual rights, required the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the banking guarantees issued under the Project Agreements.

As a result of those executions, on November 14, 2011, the Bank Bilbao Viscaya Argentaria S.A. transferred to Loma de la Lata the sums of U.S.$ 859,450 and U.S.$ 5,920,290.42, as payment of the guarantee issued to guarantee fulfillment of the obligations under the Construction Agreement.

Subsequently, the Contractor required Loma de la Lata to deliver the formal provisional acceptance of the Project Loma de la Lata, which was rejected as the Contractor did not accomplish the terms and conditions required to that end.

In this context, on December 1, 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request was filed by the Contractor, pursuant to which the Contractor claimed:

a.           The delivery of the formal provisional acceptance of the project Loma de la Lata under the Construction Agreement.

b.           The refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Francés S.A.

c.            The payment of damages as consequence of item a. and b. above.

In this sense, on December 30, 2011, Loma de la Lata rejected before the Court of the International Chamber of Commerce the claim of the Contractor and reconvened against the Project Counterparties for the integral reimbursement of the damages caused as a consequence of both parties defaults under the Project Agreements.

Meanwhile, on December 27, 2011, Güemes was notified of the attachment of the shares owned by Loma de la Lata which represent a 77% of the capital stock and votes of Güemes, for the amount of U.S.$ 8,179,840.42. Such lien also included the attachment of any sums that Loma de la Lata received from CAMMESA (the “Attachments”). The lien was requested by the Contractor in relation as a preemptive measure in relation to the arbitration described above, through which the Contractor was claiming for reimbursement of the amounts paid by BBVA under the guarantee as explained above.

On January 11, 2012, the court that ordered the Attachments, accepted the requirement from Loma de la Lata to replace the Attachments for a bail insurance.  As of the date of this annual report, such replacement is in place. Additionally, Loma de la Lata has appealed the resolution that granted the Attachments which is still to be resolved.

In addition to the above mentioned, Loma de la Lata had also executed a guarantee issued by Commerzbank Sucursal Madrid for the amount of U.S.$ 13,207,650, to guarantee the obligations of the Supplier under the Supply Agreement. This execution was carried on after the Supplier rejected Loma de la Lata’s request to pay the damages (valuated approximately in U.S.$ 27 million) caused, among other issues, by the failure of the Supplier to deliver a turbine that generates approximately 178MW.

In order to prevent the payment of the guarantee described above, the Contractor required a preemptive measure to a commercial court in Madrid, Spain, which was granted on December 29, 2011, and notified to Loma de la Lata on January 23, 2012. Such measure ordered Loma de la Lata to abstain from executing the guarantee for an amount that exceeds US$ 1.200.000. Such amount is the amount of the performance penalties that the Supplier alleged to be the only amount owed to Loma de la Lata under the Supply Agreement.

Additionally, the measure ordered the bank to abstain from paying Loma de la Lata any amount in excess of US$ 1.200.000 until the arbitration process is concluded.

On January 18, 2012, Commerzbank (Madrid´s branch) informed Loma de la Lata that they would suspend the payment of the guarantee based on the preemptive measure.

On January 26, 2012, Loma de la Lata was notified that the Supplier had extended the scope of the claim filed in the arbitration process, in order to include a claim for damages regarding the execution of the guarantee issued by the Commerzbank.

                Loma de la Lata has opposed to the preemptive measure granted in Madrid, and on March 20, 2012 such preemptive measure was revoked by the Spanish court which had granted it later, in light of the arguments presented by Loma de la Lata.

As of today, the arbitration among Loma de la Lata and the Project Counterparties is ongoing.

Loma de la Lata and its external advisors consider that Loma de la Lata has solid arguments in order to believe that the claims made by the Project Counterparties in the arbitration process will be rejected, the preemptive measure which is still in place (Argentina) will be revoked, and that Loma de la Lata’s claim against the Project Counterparties will be admitted in the arbitration process.

Breach of the 2008-2011 Agreement

On March 22, 2012, PESA’s affiliates, Güemes, Loma de la Lata; Piedra Buena, EGSSA and HIDISA, filed a Reclamo Administrativo Previo requesting the cancelation of the LVFVD accrued on 2011 for a total amount of U.S. $ 8,083,799 based on to the provisions of the Complementary Agreement (See Item 5. “Operating and Financial Review and Prospects - New Scheme for Recognizing Costs and Remuneration).  Upon the exhaustion of the administrative remedies, judicial relief will become available.

Moreover, and in virtue of the amounts due to Güemes, Loma de la Lata and Piedra Buena and based on the provisions of the 2008-2011 Agreement, and the instructions given by the Secretariat of Energy to CAMMESA by means of the Resolutions N° 495/12 and 1269/12, such companies filed a Reclamo Administrativo Previo requesting the fulfillment of the 2008-2011 Agreement and the amounts accordingly owed in concept of damages and interest accrued derived from such breach. Upon the exhaustion of the administrative remedies, judicial relief will became available.

Hidoeléctrica Nihuiles is analyzing the administrative and judicial remedies to be pursued in order to seek compensation due to the Secretariat of Energy’s breach of the 2008-2011 Agreement related to the liquidation of its commercial transactions in the WEM.

Transmission

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000.  The assessment alleged that the intercompany loans included interest rates below standards established under income tax law.  Transener appealed the assessment to the Argentine National Tax Court.  The claim amounted to Ps. 10.6 million, including principal, interest and penalties.  To date, and based on external legal advice, Transener has made no provisions for this contingency in its financial statements.

In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2011, Transener had established reserves in the aggregate amount of approximately Ps. 11.5 million to cover potential losses related to such claims.

Distribution

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

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007,  be annulled; (ii) the fees collected retroactively during such period be repaid to the users; (iii) the ENRE be instructed to control Edenor’s distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs.  On November 25, 2010, Edenor appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal.  On December 2, 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  Faced with such decision, the plaintiff filed an Extraordinary Appeal, which was granted as of November 3, 2011.  The case is currently under the review of the Supreme Court of Justice.

We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to its tariffs.

The Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretariat of Energy approved the new seasonal reference prices of power and energy in the WEM.  Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

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

On August 14, 2009, the Secretariat of Energy issued Resolution No. 652/09, which ordered the suspension of the certain reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

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

The remedies sought in the complaint are as follow:

  that all the most recent resolutions concerning electricity rates issued by the ENRE and the Secretariat of Energy be declared null and unconstitutional, and, as a consequence that the amounts billed by virtue of these resolutions be refunded.
  that all the defendants be required to carry out the RTI.
  that the resolutions issued by the Secretariat of Energy that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.
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

Breach of Contract Claims

In March, 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur  in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to users for alleged excess charges over the course of the past 10 years.  The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the wholesale electricity market.  Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding.  Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.  Edenor has given express directions to its legal advisors to contest the suit and April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs.  While Edenor expects to prevail in this matter, an adverse decision could have a material adverse effect on Edenor’s results of operations.

On October 21, 2011 Edenor was notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores ADDUC).  It is intended that the Court proceeds  to: (i) order the reduction or moderation of penalty interest rates or late payment interests  that Edenor charges to the consumers who pay their invoices after the first expiration date, because they are in violation of Art. 31 of Law 24,240, and declare the non-implementation of the agreements or conventions which have stipulated the interest rates that Edenor applies to their customers and; (ii) declare also the non-implementation,  repeal or  unconstitutionality of the administrative regulations on the basis of which Edenor justifies  the interest charging, ordering the restitution of wrongfully perceived interests of users of the service provided since  08/15/2008 until the day that Edenor complies with the order of interest  reduction. The reinstatement of VAT (21%) and other taxes charged  on the portion of charges unlawfully perceived has been requested.

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

In December 2009, we declared an advance dividend of Ps. 18.3 million.  As of the first business day of 2010, a new security was created to represent this advance dividend, in the form of a book-entry coupon.  The payment of the book-entry coupon was deferred to March 26, 2010, the date when the final amount payable to the AFIP would be assessed.  The book-entry coupon could not be transferred before such payment date.  Accordingly, our shares began trading with this coupon as of the first business day of 2010.

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

We did not declare any dividends for the fiscal year ended on December 31, 2011.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS				Trading Volume
	High		Low		Pesos		High		Low		U.S. dollars

2007	Ps.	3.02	Ps.	2.12	Ps.	9,018,180	N.A.		N.A.		N.A.
2008(1)	2.55		0.72		5,450,027		N.A.		N.A.		N.A.
2009(1)(2)	2.00		0.90		3,547,851		13.83		9.33		773,882
2010(1)	2.88		1.55		3,585,038		17.99		9.80		1,020,614
2011(1)	Ps.	3.14	Ps.	1.88	Ps.	2,949,359	U.S.$	19.18	U.S.$	10.03	U.S.$	1,016,139

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS				Trading Volume
	High		Low		Pesos		High		Low		U.S. dollars
2010(1)
First Quarter	Ps.	1.83	Ps.	1.59	Ps.	2,790,596	U.S.$	12.00	U.S.$	10.24	U.S.$	550,241.79
Second Quarter	1.85		1.55		2,455,590		11.88		9.80		555,662
Third Quarter	1.81		1.60		1,758,471		11.56		10.09		385,489
Fourth Quarter(2)	2.88		1.79		7,483,747		17.99		11.25		2,561,752
2011(1)
First Quarter	3.14		2.26		4,157,534		19.18		13.31		1,103,808
Second Quarter	2.72		2.30		2,998,915		15.80		13.57		1,053,716
Third Quarter	2.75		2.06		2,728,894		16.13		11.10		1,031,346
Fourth Quarter	2.60		1.88		1,912,358		13.65		10.03		876,835
2012(1)
First Quarter	Ps.	2.18	Ps.	1.68	Ps.	2,175,802	U.S.$	11.69	U.S.$	8.07	U.S.$	972,102

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS(2)				Trading Volume
	High		Low		Pesos		High		Low		U.S. dollars
2011(1)
October	Ps.	2.60	Ps.	2.00	Ps.	3,240,810	U.S.$	13.65	U.S.$	10.75	U.S.$	1,397,099
November	2.56		2.04		1,668,958		13.11		10.90		775,573
December	2.24		1.88		720,267		12.05		10.03		457,834
2012(1)
January	2.18		1.92		3,324,823		11.69		10.25		1,150,084
February	2.09		1.96		1,440,626		11.18		10.36		1,026,560
March	2.05		1.68		1,680,515		10.57		8.07		760,793
April(3)	Ps.	1.76	Ps.	1.56	Ps.	1,779,059	U.S.$	8.61	U.S.$	7.14	U.S.$	737,125

(1)                              2008, 2009, 2010 and 2011 values as provided by Bloomberg.

(2)                              Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

             (3)                             From April 1 through April 20, 2012.

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

American Depositary Shares (ADSs)

Since October 9, 2009, our ADSs have been listed on the New York Stock Exchange (NYSE) and trade under the ticker PAM.  Each ADS represents 25 common shares (or a right to receive 25 common shares).  Each ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary, the Bank of New York Mellon.  The ADS Depositary’s office at which the ADRs are administered is located at 101 Barclay Street, Floor 4E, New York, NY 10286.  See “Item 12.  Description of Securities Other than Equity Securities—Description of American Depositary Shares.”  The Designated Market Maker on the trading floor of the NYSE for our ADSs is Barclays Capital.

The ADS Depositary has informed us that, as of March 31, 2012, there are approximately 30 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 12 stock exchanges consisting of the Buenos Aires Stock Exchange, Bahía Blanca, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Chaco, Nueva Bolsa de Comercio de Tucumán S.A., Nueva Bolsa de Comercio de Salta S.A. and Confederada.  Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities.  Securities listed on these exchanges include corporate equity and bonds and government securities.

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

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the Buenos Aires Stock Exchange market; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining the Buenos Aires Stock Exchange trading.  During the year ended December 31, 2011, 96 companies traded shares on the Buenos Aires Stock Exchange, for a total value traded of Ps. 13,955 million.  The ten most traded companies accounted for 81.7% of that volume.  Pampa Energía S.A. was the seventh most traded stock on the Buenos Aires Stock Exchange in 2011, with 5.9% of the total value traded during 2011.

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

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Caja de Valores), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges.  Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.  Additionally, Caja de Valores handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.  Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, regulates mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies.  Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense.

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

Item 10.         Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Please see our registration statement under the Securities Act filed on Form 20-F on August 3, 2009.

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

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S. $ 2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities and shares issued pursuant to a public offering and listed on a self-regulated market), must comply with the following restrictions:

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

Money laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,118,  26,268 and 26,683 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  This law defines money laundering as crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, whether such amount results from one or more transactions.

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

•           Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives;

•           Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code);

•           Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;

•           Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code; and

•           Crimes related to terrorism financing (Article 213 quarter  of the Penal Code).

Argentina’s Money Laundering Law, like other international money laundering laws, does not designate sole responsibility to the Argentine Government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities (including the Company) such as banks, stockbrokers, stock market entities and insurance companies.  These obligations essentially consist of information gathering functions, such as:

•           obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, to accomplish any type of activity intended;

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

Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex.  The Central Bank publishes a list of “non-cooperating” jurisdictions.  The UIF has regulated the duty to report through Resolutions 37/2001, 33/2011 and 229/2011.  In addition, it has established guidelines and internal procedures for unusual or suspicious transactions which must be implemented by financial institutions and other entities.

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

On June 1, 2011 the Argentine Congress adopted law 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished.  The law also extended the reporting obligations to certain private sector parties not obliged before, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analyze transactions and operations in more detail before reporting them to the relevant authorities.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Sale or other disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs.  Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year.  The ability to offset capital losses against ordinary income is limited.  Long-term capital gain recognized by an individual U.S. holder before January 2013, generally is subject to taxation at a reduced rate.

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

DIVIDENDS AND PAYING AGENTS

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares.  We have not paid any dividends in the last three fiscal years other than an Ps. 18.3 million advanced dividend paid in March 2010 and an Ps. 18.1 million advanced dividend paid in March 2011; in both cases we withheld the amount of the Argentine personal asset tax from those shareholders who were subject to the personal asset tax, and for whom we were substitute obligors for the payment of such tax.  See “Item 8. Financial Information—Dividends.”  However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

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

Interest Rate Risks

With regards to our current investment activities, their primary objective is to preserve capital while maximizing yields without significantly increasing risk.  To achieve this objective, we maintain our portfolio of cash equivalents and investments in a variety of securities, mainly including both government and corporate obligations, stocks and money market funds.  Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk.  Fixed rate securities may have their fair market value adversely impacted as a result of a rise in interest rates.  In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities.  While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease.  Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold.  With regards to our debt obligations, as of December 31, 2011, we have no material exposure to interest risk because only approximately 18.7% of our outstanding financial debt bears interest at variable rates.  During 2011 and the first four months of 2012, we have utilized derivative financial instruments to hedge interest rate risk; and we may continue with hedging strategies in the future.  We are also exposed to changes in interest rates primarily as a result of our borrowing activities used to maintain liquidity and fund our business operations.

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

As of December 31, 2011, financial indebtedness denominated in foreign currencies was Ps. 2,934.5 million, which was all denominated in U.S. Dollars.

We and our subsidiaries use derivative financial instruments in the form of foreign currency forward exchange contracts to manage our foreign currency risks.  During the year ended December 31, 2011, we and our subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the U.S. Dollar exchange rate.

As of December 31, 2011, the Company maintains a consolidated purchasing position of U.S. $ 58.8 million at the average exercise price of Ps. 4.51 per U.S. Dollar.  We and our subsidiaries recognize the fair value of all derivative instruments as either assets or liabilities at fair value on its balance sheet.  Changes in fair value are reported in the financial and holding results in the statement of operations.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). As of the date of this annual report, the Company is operating contracts for the purchase of U.S. Dollars at future dates either for its own portfolio or for its subsidiaries Piedra Buena and Güemes, (the “Constituents”). Whenever a non-delivery forward operation is arranged, a guarantee margin, determined by the Mercado, should be placed with the Mercado.  When done on behalf of the Constituents, the Company receives funds from them and uses those funds to place the guarantees of said operation.  Also every time losses are generated, the Company receives funds from the Constituents and uses those funds as guarantees of said operations or to cover those losses.  Likewise, every time gains are generated, the Company receives funds from the Mercado and makes those funds available to the Constituents.  As a result, the Company records a credit (debit) with the Mercado and a liability (asset) with the Constituents in its accounting books.  Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

As of December 31, 2011, we have no debt that is indexed to inflation.

Sensitivity Analysis Disclosures

As of December 31, 2011, the potential loss that would result from a hypothetical 10% change in currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of such date, would be approximately Ps. 272 million.  This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our financial assets and indebtedness are denominated.

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our GDSs in the United States.  Foreign currency exchange rate fluctuations could also affect our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars.

Quantitative Disclosure

The chart below provides quantitative information about our financial debt as of December 31, 2011, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

	2012	2013	2014	2015	2016	Thereafter	Total	Estimaded Fair Value
				(in million of Ps.)
Short and Long Term Debt
Denominated in US$:
Fixed Rate	225,7	169,7	250,9	547,8	66,2	1.590,4	2.850,6	2.528,6
Average interest rate (%)							9,9%
Variable rate	14,8	126,4	126,4	126,4	-	-	394,1	394,1
Average interest rate (%)							7,4%
Total	240,5	296,1	377,3	674,2	66,2	1.590,4	3.244,8	2.922,7
	2012	2013	2014	2015	2016	Thereafter	Total	Estimaded Fair Value
Short and Long Term Debt
Denominated in Ps.:
Fixed Rate	359,3	19,0	18,7	10,4	-	-	407,5	407,5
Average interest rate (%)							16,1%
Variable rate	320,1	34,3	-	-	-	-	354,4	354,4
Average interest rate (%)							22,0%
Total	679,4	53,4	18,7	10,4	-	-	761,9	761,9

The reconciliation table with our Financial Statements, which include the proportional consolidation of Citelec, is as follows:

	Short Term Debt	Long Term Debt	Total
		(in million of Ps.)
US$ Denominated Debt Obligations(1) without proportional consolidation	240,5	3.004,2	3.244,8
Ps. Denominated Debt Obligations without proportional consolidation	679,4	82,6	761,9
PESA's interest in Citelec´s debt obligations	(9,3)	(323,0)	(332,7)
Debt Obligations (with proportional consolidation)	910,6	2.763,8	3.674,0

(1) As reported in tabular presentation.

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

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• U.S. $ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•          Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•          Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S. $ 0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by you if the Company distributes shares and you deposit the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S. $ 0.02 (or less) per ADSs per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From January 1, 2011 to the date of this annual report, the Company received from the depositary U.S. $ 246,567. for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

 (a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2011.  As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of EPCA, Inversiones Argentina I, Aeseba, Emdersa and their respective subsidiaries, which were acquired in a purchase business combination in April 8, March 4 and January 27, 2011, respectively. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, represent 22% of total assets and 20% of total revenues.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2011 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their Report which appears here in.

 (c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting except for the acquisition of EPCA, Inversiones Argentinas I, Aeseba, EMDERSA and their subsidiaries. See "Presentation of Information - Recent Developments".

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

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2011 and 2010.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co S.R.L and the fees billed for those services:

	Year endedDecember 31,
	2011	2010
	(in thousands of Ps.)

Audit Fees (1)	6.880,4	5.741,8
Audit-related Fees (1)	1.466,2	577,2
Tax Fees (1)	188,9	160,6
Other non-audit Fees (2)	460,2	1.155,7
Total	8.995,8	7.635,3

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

All of our audit fees, and audit-related fees, contained in the above table will be billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

Audit Committee’s Pre-approval Policy

The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of its subsidiaries. The policy ensures that the external auditor preserves it independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa Energía S.A., but are reported to the latter.

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2011 by us or on our behalf, or by or on behalf of an affiliated purchaser.

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

[1] Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 35% of a company’s capital stock.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

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

Pampa Energía S.A.
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Chief Executive Officer

Date: April 27, 2012

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

F-1

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and

for the years then ended December 31, 2011, 2010 and 2009

F-2

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of

Pampa Energía S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2010).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2012 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

F-3

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

As described in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15.b, management has excluded Enron Pipeline Company Argentina S.A. (“EPCA”), Empresa Distribuidora Eléctrica Regional S.A. and its subsidiaries (“EMDERSA”), AESEBA S.A. and it subsidiary (“AESEBA”) and Inversiones Argentina I Ltd. (“IAI”) from its assessment of internal control over financial reporting as of December 31, 2011 because these subsidiaries were acquired by the Company in a purchase business combination during 2011.  We have also excluded EPCA, EMDERSA, AESEBA and IAI from our audit of internal control over financial reporting.  EPCA, EMDERSA, AESEBA and IAI are controlled companies whose total combined assets and total combined revenues represent 22% and 20%, respectively, of the total consolidated financial statement amounts as of and for the year ended December 31, 2011.

Autonomous City of Buenos Aires, April 27, 2012

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2012 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

F-4

CONSOLIDATED BALANCE SHEET As of December 31, 2011 and 2010 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of December 31, 2011	As of December 31, 2010
Assets
Current Assets
Cash and banks	158,071,597	208,715,476
Investments	366,625,428	961,538,811
Trade receivables	1,159,362,760	793,417,597
Other receivables	574,839,493	327,961,583
Inventories	39,009,916	29,678,642
Other assets	149,900,401	128,091,604
Total Current Assets	2,447,809,595	2,449,403,713

Non-Current Assets
Trade receivables	237,057,093	237,091,115
Investments	685,457,154	481,680
Other receivables	327,906,518	240,932,684
Inventories	-	638,632
Fixed assets	7,667,912,556	6,563,165,793
Intangible assets	270,923,058	268,206,304
Other assets	67,554,270	90,286,475
Goodwill	(255,276,795)	572,704,466
Total Non- Current Assets	9,001,533,854	7,973,507,149
Total Assets	11,449,343,449	10,422,910,862

Liabilities
Current Liabilities
Accounts payable	1,101,535,734	651,057,807
Financial debt	903,068,420	668,299,691
Salaries and social security payable	368,473,322	237,145,443
Taxes payable	227,559,673	171,295,524
Other liabilities	171,697,738	53,404,585
Provisions	11,399,017	57,976,586
Total Current Liabilities	2,783,733,904	1,839,179,636

Non- Current Liabilities
Accounts payable	74,313,000	78,086,367
Financial debt	2,770,919,436	1,994,572,167
Salaries and social security payable	103,310,255	70,661,349
Taxes payable	491,733,543	575,570,054
Other liabilities	1,374,174,453	985,110,326
Provisions	69,975,102	11,326,505
Total Non-Current Liabilities	4,884,425,789	3,715,326,768
Total Liabilities	7,668,159,693	5,554,506,404

Non-controlling Interest	1,422,415,330	1,587,453,391
Shareholders´ Equity	2,358,768,426	3,280,951,067
Total Liabilities, Non-controlling Interest and Shareholders´ Equity	11,449,343,449	10,422,910,862

 The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS For the years ended December 31, 2011, 2010 and 2009 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2011	2010	2009

Sales	6,774,518,774	4,748,557,409	4,093,439,873
Cost of sales	(5,583,050,351)	(3,869,599,810)	(3,192,146,239)
Gross profit	1,191,468,423	878,957,599	901,293,634

Selling expenses	(450,547,075)	(211,118,092)	(154,663,071)
Administrative expenses	(560,182,706)	(365,761,154)	(302,748,889)
Goodwill amortization	(5,732,085)	(19,964,093)	(20,004,543)
Operating income	175,006,557	282,114,260	423,877,131

Share profit on associates	20,703,285	-	-

Financial and holding results
Generated by assets
Interest income	82,959,392	90,179,841	38,654,815
Taxes and bank commissions	(89,359,386)	(67,112,504)	(78,035,607)
Foreign currency exchange difference	45,667,667	24,857,026	80,313,136
Result of receivables measured at present value	551,145	7,373,095	11,765,722
Holding results on financial assets	(21,712,818)	54,456,618	128,453,780
Impairment of investments	(453,670,407)	(77,946,474)	-
Impairment of property, plant and equipment	(165,658,979)	-	-
Loss from valuation of other assets held for sale	(55,988,723)	-	(18,502,059)
Holding results on other assets	-	-	12,196,568
Other financial results	(955,161)	1,468,984	5,434,015
Generated by liabilities
Interest expense	(468,367,063)	(205,594,144)	(189,474,815)
Foreign currency exchange difference	(236,034,395)	(71,795,803)	(178,701,629)
Result from repurchase of financial debt	7,613,100	5,496,554	245,462,895
Result of liabilities measured at present value	(5,225,135)	(5,826,165)	-
Other financial results	(20,464,682)	(6,134,772)	(9,183,303)
Total financial and holding results	(1,380,645,445)	(250,577,744)	48,383,518

Other income (expenses), net	32,134,316	6,157,329	(2,010,213)
(Loss) Income before taxes and non-controlling interest	(1,152,801,287)	37,693,845	470,250,436
Income tax	40,597,544	(74,280,606)	(160,202,472)
Non-controlling interest	181,075,750	(9,974,279)	(95,311,143)
Net (loss) income for the year	(931,127,993)	(46,561,040)	214,736,821

(Loss) Earning per share (Note 3):
Basic	(0.7085)	(0.0354)	0.1544
Diluted	(0.6133)	(0.0315)	0.1453

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY For the years ended December 31, 2011, 2010 and 2009 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity
Balance as of December 31, 2008	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065
Setting up (Reversal) of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	11,061,342			-	11,061,342
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-			(84,630,538)	(84,630,538)
Distribution of dividends in advance	-	-	-	-	-	-			(15,771,731)	(15,771,731)
Net income for the year	-	-	-	-	-	-			214,736,821	214,736,821
Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959
Setting up of reserves	-	-	-	-	-	-	10,736,841	-	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	-	8,945,352
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net loss for the year	-	-	-	-	-	-	-	-	(46,561,040)	(46,561,040)
Balance as of December 31, 2010	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	-	385,323,946	3,280,951,067

Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	-	8,945,352
Net loss for the year	-	-	-	-	-	-	-	-	(931,127,993)	(931,127,993)
Balance as of December 31, 2011	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	55,427,056	27,396,793	-	(545,804,047)	2,358,768,426

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS For the years ended December 31, 2011, 2010 and 2009 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2011	2010	2009

OPERATING ACTIVITIES
Net (loss) income for the year	(931,127,993)	(46,561,040)	214,736,821
Income tax	(40,597,544)	74,280,606	160,202,472
Interests accrued	240,078,177	33,763,586	84,583,922
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization	456,450,684	350,512,379	338,609,265
Reserve for Directors’ options	8,945,352	8,945,352	11,061,342
Setting up of provisions, net	60,238,601	23,468,581	(43,237,557)
Result from repurchase of financial debt	(7,613,100)	(5,496,554)	(245,462,895)
Foreign currency exchange differences and other financial results	475,511,245	37,816,221	231,668,306
Impairment of investments	453,670,407	77,946,474	-
Impairment of property, plant and equipment	165,658,979	-	-
Loss from valuation of other assets held for sale	55,988,723	-	18,502,059
Non-controlling interest	(181,075,750)	9,974,279	95,311,143
Share profit on associates	(20,703,285)	-	-
Other	(55,194,681)	12,210,266	(4,012,862)
Changes in operating assets and liabilities
(Decrease) Increase in trade receivables	(406,311,798)	(262,428,893)	193,620,626
Decrease in other receivables	(289,353,497)	(96,409,683)	(81,267,022)
(Decrease) Increase in inventories	(12,027,195)	7,107,130	7,423,306
(Decrease) Increase in intangible assets	(40,864,320)	29,628	(29,628)
(Decrease) Increase in other assets	(279,944,021)	10,490,295	(36,120)
Increase (Decrease) in accounts payable	263,047,060	144,894,790	(119,415,842)
Increase in salaries and social security payable	163,831,971	85,228,857	40,901,724
Increase (Decrease) in taxes payable	3,291,759	(131,756,100)	(139,932,497)
Increase (Decrease) in other liabilities	187,730,556	66,194,725	(36,951,513)
Increase (Decrease) in provisions	11,839,382	(9,127,498)	10,616,000
Increase by funds obtained of the Program of rational use of energy	399,557,474	295,778,000	199,825,000
Dividend paid to third parties by subsidiaries	(43,823,701)	(26,637,634)	(18,121,896)
Net cash provided by operating activities	637,203,485	660,223,767	918,594,154
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(767,237,680)	(568,260,070)	(974,895,108)
Payment for the acquisition of investments in subsidiaries, net of cash acquired	(1,110,601,626)	-	-
Disposal of subsidiaries	-	-	52,773,389
Payment for the acquisition of other investments	(8,807,842)	(114,253,259)	(85,797,736)
Payment to minority shareholders for subsidiary capital redemption	-	(12,946,605)	-
Decrease in restricted financial assets	87,765,118	75,639,470	339,765,396
Proceeds from sale of short-term investments	117,939,369	16,762,037	-
Proceeds from sale of investments in companies	94,265,327	93,313,103	118,145,401
Proceeds from the sale of fixed assets and other assets	918,291	7,556,613	857,487
Incorporation to special reserve from assigment of assets	90,966,060	-	-
Net cash used in investing activities	(1,494,792,983)	(502,188,711)	(549,151,171)
FINANCING ACTIVITIES
Dividends paid	(18,111,204)	(15,771,731)	(16,797,217)
Proceeds from bank and financial borrowings	1,493,654,671	868,122,280	183,565,419
Payment of bank and financial debt	(1,111,235,121)	(525,147,730)	(410,939,267)
Acquisition of Company´s own shares	-	-	(84,630,538)
Increase (decrease) in non-controlling interest	38,628,593	(12,391,027)	-
Net cash provided by (used in) financing activities	402,936,939	314,811,792	(328,801,603)

Net (decrease) increase in cash and cash equivalents	(454,652,559)	472,846,848	40,641,380

Cash and cash equivalents at the beginning of the year	908,697,859	435,851,011	395,209,631
Cash and cash equivalents at the end of the year (Note 4)	454,045,300	908,697,859	435,851,011

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

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.5% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,700 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiaries Empresa Distribuidora de Energía Norte S.A. (“EDEN”), Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), Empresa de Sistemas Eléctricos Dispersos (“ESED”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora San Luis S.A. (“EDESAL”), distributes electricity among over 3,5 million customers throughout the northern region of Buenos Aires, the north and northwest of Greater Buenos Aires and the provinces of Salta, La Rioja and San Luis, which are covered by the concession.

In other business, the Company participates in financial investment operations, holding activities and oil and gas exploitation, among others.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On August 5, 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On August 27, 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On October 9, 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

Pursuant to its General Resolution No. 562/09, the CNV incorporated Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 7, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Pursuant to what has been previously stated, the first completed and intermediate financial statements drawn up by the Company pursuant to the IFRS will be those corresponding to the year ended December 31, 2012 and the quarterly period ended March 31, 2012, respectively.

As at the date hereof and as a result of the conclusion of the diagnosis stage, some preliminary conclusions have been drawn on the main impacts of the IFRS implementation in the Company. The effects of adoption of IFRS and the reconciliations between the Argentine GAAP and IFRS are included in note 22 to the consolidated financial statements.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”,), Powerco S.A. (“Powerco”), Inversora Piedra Buena S.A. (“Inversora Piedra Buena”, ex Corporación Independiente de Energía S.A.), Loma de la Lata, Transelec Argentina S.A. (“Transelec”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), EPCA S.A. (“EPCA”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All intercompany balances and transactions have been eliminated in consolidation.

The corporate structure showing the consolidated corporate control as of December 31, 2011 and identifying the different business segments is as follows:

(1) These are disclosed in this chart in order to reflect the corporate control of the Company, although they belong to the “Holding and others” segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(1) On March, 28, 2011, Dolphin Energía S.A. (“DESA”) has merged with IEASA, being the latter the continuing company.

(2) See Note 9.

(3) See Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

The complete names of companies included in the corporate structure and not previously described are disclosed below:

AESEBA: AESEBA S.A.

CIESA: Compañía de Inversiones de Energía S.A.

Citelec: Compañía Inversora en Transmisión Eléctrica Citelec S.A.

EASA: Electricidad Argentina S.A.

EMDERSA Holding: EMDERSA Holding S.A.

EGSSA: EMDERSA Generación Salta S.A.

EMDERSA:Empresa Distribuidora Eléctrica Regional S.A.

Energía Distribuida:Energía Distribuida S.A.

HIDISA: Hidroeléctrica Diamante S.A.

HINISA: Hidroeléctrica Los Nihuiles S.A.

Inversiones Argentina I: Inversiones Argentina I Ltd.

TGS: Transportadora de Gas del Sur S.A.

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

Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2010 and 2009, as set out in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits and other financial placements have been valued at cost plus accrued interest at each year end. Investments in corporate securities, shares in other companies and mutual funds with an active market have been valued at their market price at each year end. Other corporate securities have been valued at their acquisition cost, which is representative of the face value at the moment of its incorporation.

Changes in market values of such instruments are included under the line “Financial and holding results” of the statement of operations.

Financial trusts with an active market as of December 31, 2010 have been valued at their market price at year end.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence are accounted at cost.

Equity interest in companies in which the Company exercises a significant influence (associates) has been valued according to the equity method of accounting pursuant to the provisions of FACPCE Technical Resolution No. 21. Therefore, the Company has used its associates' financial statements prepared as at the date hereof, comprising the same time period and using accounting standards similar to those adopted by the Company.

As of December 31, 2011, the subsidiary Pampa Inversiones held in its portfolio 2,436,010 common shares of San Antonio International Ltd.’s capital (hereinafter “San Antonio”), after a registered reduction in its equity interest resulting from the restructuring of the financial liabilities executed by San Antonio during 2010. Considering, San Antonio's current financial situation and the illiquidity of its shares, Pampa Inversiones maintains its estimated recoverable value at zero. Therefore, as of December 31, 2010, Pampa Inversiones had recorded a loss for impairment of fixed assets amounting to Ps. 77.9 million, which are disclosed under “Financial and holding results” in the statement of operations as of that date.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date.

Trade receivables – Generation:  Consolidated receivable provided for by CAMMESA Resolution No.  406/03 subsection c) and FONINVEMEM of generators from the Wholesale Electric Market (“WEM”) have been stated at their discounted value using an interest rate reflecting the time value of money and the risks inherent in the transaction.

Trade receivables – Distribution: Receivables for accrued and non-invoiced services as of December 31, 2011 resulting from the retroactive increase arising from the application of the tariff chart resulting from the Transition Rate System (“TRS”) have been recorded based on the best estimate of the amount receivable, discounted at a 10.5% annual nominal rate, which reasonable reflected market evaluations of both the time value of money and the risks specific to the receivable at the time of its initial measuring.

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

Banking and financial debts resulting from restructuring processes have been valued based on the best possible estimate of the discounted payable amount using a market interest rate reasonably reflecting market evaluations of both the time value of money and risks specific to the debt as of the time of their initial recognition.

Corporate bonds have been stated at their subscription price, plus interest accrued at the internal rate of return estimated at the time of their initial recognition. In this respect, the Company considers that this rate is similar to the market rate.

Balances corresponding to Program for the Rational Use of Electric Power (“PUREE”) and Ente Regulador de la Electricidad (“ENRE”) penalties and discounts have been valued at nominal value. ENRE penalties and discounts included in the Adjustment Agreement have been adjusted in accordance with the provisions of the aforementioned Agreement (See Note 7).

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are converted into local currency at the current exchange rates at year end. Transactions denominated in foreign currencies are converted into local currency at the current exchange rates on the date of transaction settlement.

Inventories

Comprise materials and spare parts, which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at year end.

Materials and spare parts were classified as current or non-current depending on their final destination, i.e. maintenance or the improvement of existing assets.  The non –current part of materials and spare parts are disclosed in the item “Fixed assets”.

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation and impairment allowances, if corresponds.

Accumulated depreciation is calculated using the straight-line method during the estimated useful life of the goods, except in the following cases:

-          Depreciation of EGSSA, CTG and Loma de la Lata turbines and related equipment are calculated following the unit of production method.

-          Depreciation of certain Transener and Transba assets has been calculated using technical formulas other than the straight-line method.

-          Production wells and facilities in production areas are depreciated using a unit-of-production method by applying the ratio between produced hydrocarbons and proved and developed hydrocarbon reserves as estimated by experts. Commercially unconfirmed discovery wells are not depreciated until their confirmation.

The cost of maintenance and repairs is charged to income at the time they are incurred. The cost of major inspections works, improvements or replacements are added to the acquisition cost as a component of the respective assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Oil prospecting and production activities are accounted for using the Successful Effort method. Prospecting costs, excluding prospecting well costs, are charged to income in the year in which they are incurred. Prospecting wells’ drilling costs, including stratigraphic test wells, are capitalized until it is determined whether there are proven reserves justifying their commercial development. If such reserves are not found, the stated drilling costs are charged to income in the year they are incurred.  Drilling costs applicable to productive wells and the development of the deposit (including wells and development of seismic projects) are capitalized as they are incurred.

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of its initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time, are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2011 and 2010, amounted to Ps. 34 million and Ps. 142.7 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments. As a consequence of the delay in the commercial start-up of Loma de la Lata´s expansion works resulting from the technical defects mentioned in Note 10, Loma de la Lata has suspended the capitalization of financial costs as from the month of February 2011.

During the year ended December 31, 2011 and 2010, the Company recorded as own costs (both direct and indirect) amounting to Ps. 79.9 million and Ps. 57.4 million respectively.

Consolidated fixed assets include the higher values identified mainly in the Distribution-segment companies’ acquisition process.

The recorded values of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contracts: correspond to the total value assigned to the concessions of HINISA and HIDISA and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Fixed assets and intangible assets recoverability assessment

The Company and its controlled companies assess the recoverability of fixed assets on a periodical basis or when there are facts or changes in the circumstances which may indicate that the value of an asset or a group of assets may become non-recoverable. The book value of the asset is adjusted to its recoverable value, which is measured as the economic use value in case it exceeds this value. The recoverable value is defined as the net flows of projected and discounted funds using discount rates reflecting the time value of money and the risks specific to the applicable assets.

(ii)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

For the determination of the recoverable value, the Company and its controlled companies have prepared cash flows using estimates on the future behavior of certain sensitive variables, including: (i) the nature, timeliness and modality of the increases in power prices and tariffs and the recognition of cost adjustments specific to each business (see Note 7); (ii) power demand projections; (iii) the evolution of the costs to be incurred; and (iv) macroeconomic variables, including, but not limited to, growth, inflation and exchange rates. Consequently, cash flows and actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

As regards the controlled company Edenor, despite its current economic and financial situation (which is described in Note 20), this company has prepared its projections in the understanding that, according to the current circumstances, it will be granted better tariffs. In order to allow for the estimation risk resulting from the projection of the above mentioned variables, as well as the delay in the tariff increase and the timely requested acknowledgment of cost increases by MMC, different alternative scenarios have been weighed based on their occurrence probabilities. However, the Company cannot guarantee that the future behavior of these assumptions will not significantly differ from the estimates and assessments made as at the date of preparation of its financial statements.

As a result of this process, the recoverable value has been estimated, and Edenor has been considered a cash-generating unit; as such, the following has been resolved:

-	the creation of an allowance for depreciation equivalent to the total book value of the goodwill recognized by the Company at the time of purchase of Edenor, through the acquisition of EASA (Nota 24.e), and other intangible assets identified at the time of acquisition for a total value of Ps. 453.7 million.
-	the recording of a Ps. 165.7 million allowance for depreciation, considering that the book value of Edenor’s fixed assets at the closing of the year, including the higher values identified by the Company in the acquisition process, considered as a whole, is higher than its estimated recoverable value.
-	The effect of these adjustments in the deferred tax amounts to Ps. 61.6 million earnings

As regards the joint-controlled companies Transener and Transba, cash flows were estimated considering the tariff adjustment guidelines submitted by them to the ENRE and mentioned in Note 7 and based on the parameters provided for by Act No. 24,065 regulating the negotiation which is currently in process.

Other assets

Current

As of  December 31, 2011, Other current Assets include the following:

(i)	Ps. 137.9 million corresponding to investments in the indirectly controlled companies EMDERSA and EMDERSA Holding, stated at their estimated fair value since it is lower than its proportional equity value. This is criterion is based on the decision adopted by Edenor’s Board of Directors to divest from and begin procedures for the sale of these companies. In order to assess their estimated fair value, Edenor has used the values of the offers received in the cases of EDELAR and EGSSA, and their fair values for the rest of the companies (fair value, see Note 9).
(ii)	Ps. 12 million on account of two natural gas-powered Otto-cycle engine generators MAN Diesel B2W model 18V32/40 PGI, considering the decision to sell them adopted by Energía Distribuida’s Board of Directors. These assets have been stated at their acquisition cost, which is not higher than its fair value.

As of December, 31 2010 other current assets include the Company's indirect equity interest in Ingentis, considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in this company by following a capital reduction process which was executed during the year (See Note 9). Pursuant to this decision, the Company had valued its investment in Ingentis according to its estimated fair value, net of the recognized negative goodwill associated with this interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

The amounts of capitalized exchange differences, net of the inflation adjustment absorption, the accumulated amortization and the decrease in the portion corresponding to restructured financial debts giving rise to their capitalization, amount to Ps. 10.1 million and Ps. 13.4 million as of December 31, 2011 and 2010 respectively.

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

Labor liabilities

Liabilities for labor costs accrue during the time period in which the employees have rendered the services giving rise to such considerations.

Benefits for employees after the termination of the labor relationship and other long-term benefits have been stated pursuant to the provisions of Technical Resolution No. 23. In order to make a reliable assessment of the estimated cost of the defined benefit plans, actuarial assumptions have been used regarding the demographic and financial variables affecting the determination of the amount of such benefits. The liability amount related to these benefits represents the amount of the current value of the obligation, net of any unrecognized actuarial result. The related liability accrued at the beginning of the year will be charged to income during the period in which employees are expected to provide services.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at year end.

Even though the Company management considers that these instruments are executed with coverage purposes, they have not been designated or accounted for as coverage since the Company lacks the formal documentation required to such effect by the applicable professional accounting standards. Consequently, changes in the accounting measurement of derivative financial instruments are recognized in the income for each year under the item “Financial and holding results”.

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

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Contingencies include pending judicial proceedings or claims on alleged damages sustained by third parties during the development of activities, as well as claims by third parties resulting from law construction issues. In case in the evaluation of the contingency there is a probability that a loss may be materialized and its amount may be estimated, a liability will be accounted for in the item Allowances at its current value at year end based on the best estimate of the disbursement necessary to cancel such obligation. If the potential loss is not probable but reasonably possible, or if it is probable but its amount cannot be assessed, the nature of the contingent liability and an estimate on the probability of its occurrence will be disclosed in a note to the financial statements. Contingencies deemed remote will not be disclosed unless they involve guarantees, in which case a note to the financial statements will be included indicating the nature of the guarantees.

Statement of operations

Statement of operations accounts have been recorded at their nominal value, except for asset consumption charges (depreciation of fixed assets and amortization of intangible and other assets), the amounts of which were determined based on the values recorded for those assets, which have been restated based on Note 2 - Presentation of consolidated financial statements in constant Argentine Pesos.

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

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity, (iv) reactive equipment, (v) by any Cost Variation Index (“CVI”), without duplication (including the recognition of cost variations incurred between june 2005 and november 2010 according to the Complementary Agreement; and (vi) for bonuses, net of penalties (provided it meets certain service quality regulations). All this income is accounted for as the services are provided, except for income resulting from CVI adjustments, which are accounted for upon their collection.

Likewise, the joint-controlled company Transener generates additional income by means of the provision of external services for the construction and installation of electrical equipment and structures, the operation and maintenance of off-network lines, the supervision of the expansion of the Argentine Interconnection System (“SADI”), the supervision of operations and maintenance of independent transmitters and other services. All this income is disclosed under Income based on its accrual, except for income resulting from the construction and installation of assets and electrical equipment, which are disclosed based on the work progress.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company. Cost Monitoring Mechanism (“MMC”) adjustments are accounted for as long as they have been approved by ENRE.

Holding and others

Income resulting from the sale of crude oil, natural gas and liquefied petroleum gas is recognized simultaneously with the transfer of ownership by the terms of their associated contracts, which is effected when the client takes ownership of the product, taking on all risks and benefits, prices have been ascertained and collectability has been reasonably assured.

Financial and holding results

Impairment of investments and intangible assets

As of December 31, 2011, losses in the amount of Ps. 443.5 million and Ps. 10.2 million were recorded for the impairment of goodwill (see Note 24.e) and intangible assets, respectively, associated with its investment in Edenor as a result of the evaluation on its recoverability, which is described in detail in Note 2 - Fixed assets and intangible assets recoverability assessment and Note 20 – Edenor economic and financial situation.

As of December 31, 2010, losses amounted of Ps. 77.9 million were recorded under “Impairment of investments” as a result of the recoverability evaluation of its interest in the company San Antonio.

Impairment of property, plant and equipment

As of December 31, 2011, losses in the amount of Ps. 165.7 million were recorded for the impairment of fixed assets as a result of the evaluation conducted on their recoverability, which is described in detail in Note 2 - Fixed assets and intangible assets recoverability assessment.

Loss form valuation of other assetsheld for sale

As of  December 31, 2011, losses in the amount of Ps. 56 million were recorded for the loss from valuation of other assets as a result of the decision adopted by Edenor’s Board of Directors Edenor to divest from and begin procedures for the sale of the assets of EMDERSA and EMDERSA Holding (see Note 9). This loss is partially offset by the equity interest result recognized by Edenor in these controlled companies as from the acquisition date and until the divesting decision at the closing of the period.

During the year ended December 31, 2009 the Company recognized certain impairment losses amounting to Ps. 18,502,059, resulting from evaluating the recoverability of certain fixed assets earmarked for electric power generation projects that were affected by the international financial crisis.

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

NOTE 3.  (LOSS) EARNING  per share

The Company has calculated basic loss per share on the basis of the weighted average amount of outstanding common stock at December 31, 2011, 2010 and 2009, as follows:

	For the years ended December 31,
	2011	2010	2009

Net (loss) income for the year	(931,127,993)	(46,561,040)	214,736,821
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	1,390,409,146
Basic (loss) earning per share	(0.7085)	(0.0354)	0.1544

Furthermore, the Company has calculated diluted loss per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the loss per share, such dilutions will not be considered in calculations.

	For the years ended December 31,
	2011	2010	2009

Net (loss) income for the year	(931,127,993)	(46,561,040)	214,736,821
Weighted average amount of outstanding shares	1,518,226,668	1,478,581,122	1,478,256,443
Diluted (loss) earning per share	(0.6133)	(0.0315)	0.1453

The reconciliation of the weighted average number of outstanding shares for basic and diluted loss per share is as follows:

	For the years ended December 31,
	2011	2010	2009

Weighted average amount of outstanding shares for basic loss per share	1,314,310,895	1,314,310,895	1,390,409,146
Number of shares to be added if all the options granted are exercised	203,915,773	164,270,227	87,847,297
Weighted average amount of outstanding shares for diluted loss per share	1,518,226,668	1,478,581,122	1,478,256,443

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  BREAKDOWN OF main BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

	As of December 31, 2011	As of December 31, 2010
Trade receivables
Current
Receivables from energy distribution	604,851,772	435,771,000
Receivables from Argentine Wholesale Electric Market ("WEM")	82,786,094	78,113,330
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	337,279,970	150,653,416
- Transmission	45,682,059	39,518,005
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	115,108,312	74,179,781
Receivables from oil and liquid sales	14,888,880	-
Debtors in litigation	16,645,777	15,619,719
Related parties	3,085,266	674,482
Other	27,720,966	31,118,303
Subtotal	1,248,049,096	825,648,036
Allowance for doubtful accounts	(88,686,336)	(32,230,439)
	1,159,362,760	793,417,597
Non-current
Receivables from energy distribution	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	190,454,322	191,458,800
Other	2,614,363	101,315
Subtotal	238,793,200	237,091,115
Allowance for doubtful accounts	(1,736,107)	-
	237,057,093	237,091,115

(1) Fund for Investments required to increase the electric power supply in the WEM.

Other receivables
Current
Tax credits:
- Value added tax	92,666,216	165,527,822
- Tax on gross sales	4,828,187	1,154,827
- Income tax	18,373,760	4,881,567
- Tax on assets	1,588,657	3,435,734
- Other tax credits	2,215,797	7,025,702
Advances to suppliers	90,670,553	58,196,801
Advances to employees	5,717,014	6,878,737
Related parties	174,950,724	1,000
Prepaid expenses	33,106,102	20,521,369
Other debtors from energy distribution	20,405,039	23,321,000
Rights over arbitration proceedings	109,388,500	-
Derivative financial instruments	1,315,707	-
Deposits in guarantee on financial derivative instruments	14,466,723	20,146,671
Other	33,587,118	31,186,844
Subtotal	603,280,097	342,278,074
Valuation allowance on other receivables	(28,440,604)	(14,316,491)
	574,839,493	327,961,583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of December 31, 2011	As of December 31, 2010
Other receivables
Non-current
Tax credits:
- Tax on assets	144,340,928	82,810,469
- Deferred tax asset	175,628,031	146,159,704
- Tax on gross sales	7,416,942	7,328,560
- Value added tax	25,083,198	18,248,054
- Other tax credits	5,757,954	10,890,112
Employee stock ownership programme	2,664,715	2,513,540
Prepaid expenses	1,140,000	1,199,000
Other	18,505,315	15,041,460
Subtotal	380,537,083	284,190,899
Valuation allowance on other receivables	(52,630,565)	(43,258,215)
	327,906,518	240,932,684

Inventories
Current
Materials and spare parts	35,293,569	24,708,213
Fuels	2,965,450	-
Advances to suppliers	235,379	4,690,687
Lots	515,518	279,742
	39,009,916	29,678,642

Non-current
Lots	-	638,632
	-	638,632

Other assets
Current
Assets held for sale	149,900,401	128,091,604
	149,900,401	128,091,604

Accounts payable
Current
Suppliers	1,008,886,004	584,087,352
CAMMESA	-	24,694,558
Fees and royalties	5,625,370	3,317,761
Related parties	49,274	46,720
Deferred income	5,239,292	547,147
Customer advances	1,487,565	3,699,534
Customer guarantees	80,248,229	34,664,735
	1,101,535,734	651,057,807
Non-current
Suppliers	868,167	1,855,000
Deferred income	2,560,229	2,745,483
Customer guarantees	17,408,068	24,356,884
Customer advances	53,476,536	49,129,000
	74,313,000	78,086,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of December 31, 2011	As of December 31, 2010
Financial debt
Current
Financial loans	248,919,868	288,175,300
Bank overdrafts	269,218,701	146,424,783
Corporate bonds	24,956,247	27,474,072
Short-term notes	179,298,346	149,272,446
Accrued interest	67,485,921	49,584,957
Financial derivative instruments	-	7,253,000
Related parties	113,189,337	115,133
	903,068,420	668,299,691
Non-current
Financial loans	466,419,103	72,815,560
Corporate bonds	2,201,421,981	1,921,756,607
Related parties	103,078,352	-
	2,770,919,436	1,994,572,167

Salaries and social security payable
Current
Salaries and social security contributions	133,241,605	99,743,031
Provision for vacations	124,170,326	80,356,459
Provision for gratifications	32,004,589	16,567,383
Provision for annual bonus for efficiency	58,948,910	31,523,344
Pension plan	14,888,746	2,790,226
Retirement anticipated	5,219,146	6,165,000
	368,473,322	237,145,443

Non-current
Pension plan	79,725,648	51,384,349
Bonus for antiquity	18,064,625	12,432,000
Retirement anticipated	5,519,982	6,845,000
	103,310,255	70,661,349

Taxes payable
Current
Provision for income tax, net of witholdings and advances	48,934,165	36,800,615
Provision for tax on assets, net of witholdings and advances	21,238,958	7,006,544
Value added tax	25,391,329	38,732,713
Municipal, provincial and national contributions	44,129,992	32,024,000
Municipal taxes	36,949,566	27,231,902
Taxes withholdings to be deposited	26,246,057	16,712,421
Stamp tax payable	9,590,568	-
Other	15,079,038	12,787,329
	227,559,673	171,295,524
Non-current
Deferred tax liabilities	446,057,626	528,905,850
Value added tax	31,787,832	35,129,901
Other	13,888,085	11,534,303
	491,733,543	575,570,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2011	As of December 31, 2010
Other liabilities
Current
Expenses accrued	10,438,068	15,376,072
Dividends payable	1,210,680	26,357,604
Programme of rational use of energy	61,566,021	-
ENRE fines and bonuses (1)	35,636,000	-
Guarantees executed	28,908,813	-
Other	33,938,156	11,670,909
	171,697,738	53,404,585
Non-current
ENRE fines and bonuses (1)	506,598,275	455,421,000
Programme of rational use of energy	867,088,453	529,097,000
Other	487,725	592,326
	1,374,174,453	985,110,326

(1) Corresponds to sanctions imposed by the ENRE in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,
	2011	2010	2009
Sales
Sales of energy to the SPOT Market	2,054,327,482	1,530,224,574	1,113,845,995
Sales of energy to the Forward Market	498,671,154	424,103,857	349,171,511
Energy plus sales	242,357,093	175,775,915	136,321,587
Energy exportation	14,402,481	96,021,364	61,117,450
Other sales	32,370,987	55,220,114	54,040,208
Generation Sub total	2,842,129,197	2,281,345,824	1,714,496,751

Electric energy transportation services	161,666,603	173,570,300	147,534,482
Fourth line canon	58,439,201	43,266,371	42,925,755
Other sales	93,535,298	74,203,522	100,023,186
Transmission Sub total	313,641,102	291,040,193	290,483,423

Energy sales	3,371,483,637	2,125,390,000	2,035,845,000
Late payment surcharge	31,268,757	22,197,000	20,686,000
Right of use of posts	79,127,461	18,114,000	13,582,000
Connection and reconnection charges	10,936,922	7,943,000	7,747,000
Other sales	72,230,333	-	-
Distribution Sub total	3,565,047,110	2,173,644,000	2,077,860,000

Gas sales	45,536,836	-	-
Oil and liquid sales	6,048,196	-	-
Other sales	613,202	808,012	9,227,266
Holding and others Sub total	52,198,234	808,012	9,227,266

Intercompany sales	1,503,131	1,719,380	1,372,433
	6,774,518,774	4,748,557,409	4,093,439,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Reonciliation of cash and cash equivalents
Cash and banks and current investments	524,697,025	1,170,254,287	625,740,345
Time deposits	-	(5,911,977)	(100,945,728)
Government securities	(2,203,048)	(4,100,820)	-
Corporate securities	(20,201,784)	(41,662,574)	-
Shares in other companies	(48,246,893)	(122,115,939)	(69,235,994)
Trusts	-	(18,621,566)	(19,707,612)
Bank accounts in guarantee	-	(69,143,552)	-
Cash and cash equivalents	454,045,300	908,697,859	435,851,011

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of December 31, 2010	Increases for acquisitions (1)	Income (Loss) for the year	As of December 31, 2011

Tax loss-carryforwards	157,271,334	1,960,537	48,214,639	207,446,510
Investments	567,572	141,882	15,381,443	16,090,897
Trade receivables	(56,730,946)	1,223,448	2,638,528	(52,868,970)
Fixed assets	(617,882,700)	(115,862,126)	110,919,937	(622,824,889)
Intangible assets	(30,270,184)	41,071,513	5,880,184	16,681,513
Other assets	(2,346,126)	282,000	304,531	(1,759,595)
Financial debt	(23,963,246)	-	(15,265,959)	(39,229,205)
Salaries and social security payable	7,957,104	5,111,186	6,263,210	19,331,500
Accounts payable - Other liabilities and provisions	181,504,170	18,713,314	(28,997,790)	171,219,694
Other	1,146,876	5,019,568	9,316,506	15,482,950
Net deferred tax liability	(382,746,146)	(42,338,678)	154,655,229	(270,429,595)

(1) Corresponds Ps. 103,083,176 to the incorporated of the net deferred tax liability because of the acquisitions of EMDERSA and AESEBA, net of Ps. 60,744,498 for the deconsolidation of EMDERSA.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, ascertained after their proper offset, are disclosed in the Consolidated Balance Sheet:

	As of December 31, 2011	As of December 31, 2010

Deferred tax asset	175,628,031	146,159,704
Deferred tax liability	(446,057,626)	(528,905,850)
Net deferred tax liability	(270,429,595)	(382,746,146)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  (continued)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,
	2011	2010	2009
Loss (profit) before taxes and non-controlling interest	(1,152,801,287)	37,693,845	470,250,436
Current tax rate	35%	35%	35%
Result at the tax rate	403,480,450	(13,192,846)	(164,587,653)
Permanent differences:
Goodwill amortization	(2,006,230)	(6,987,433)	(7,001,590)
Result for investing in other companies	7,246,150	-	-
Reserve for Director´s options	(3,130,873)	(3,130,873)	(3,871,470)
Impairment of investments and intangible assets	(155,230,524)	-	-
Impairment of other assets	(19,596,053)	-	-
Non-taxable income / Non-deductible loss	(3,243,171)	(10,101,218)	39,886,288
Other	9,292,742	(6,937,219)	5,997,545
Subtotal	236,812,491	(40,349,589)	(129,576,880)
Expiration of tax loss-carryforwards	(10,203,098)	(21,255,107)	(12,552,240)
Tax on assets credit	(8,244,684)	(7,608,785)	(21,868,399)
Change in valuation allowance for tax loss carryforwards	(177,767,165)	(5,067,125)	3,795,047
Total income tax expense	40,597,544	(74,280,606)	(160,202,472)

As of December 31, 2011, consolidated accumulated tax losses amount to Ps. 1,426.5 million, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

Generation fiscal year	Prescription fiscal year	35% of amount

2007	2012	23,489,022
2008	2013	62,514,537
2009	2014	53,403,622
2010	2015	124,860,174
2011	2016	235,012,572
		499,279,927
Unrecognized deferred tax asset		(291,833,417)
Tax loss-carryforwards		207,446,510

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2011 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 291,833,417.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2011 is mainly made up of the following Corporate Bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount		Remaining amount	Repurchase result (1)	Agreed rate	Final maturity
				in thousands					in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		166,936	(5)	53,064	880	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(2)	12,397		-		3% to 7% (incremental)	2016
	At par at fixed rate	Aug-15-11	US$	100,535		2,000		98,535		9.75%	2021
Edenor	At par at variable rate	Apr-24-06	US$	12,656		12,656		-	6,546	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048		-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243		24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	300,000		41,453		258,547		9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874		419		12,455	-	3% to 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	87,413	(3)	86,205		1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,338		4,731	187	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,971		3,059		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299		24,264		189,299	-	11.50%	2015
Edenor	At par at variable rate	May-07-09	Ps.	40,772	(4)	-		40,772	-	Badlar private + 6.75%	2013
CPB	Short-term note	May-09-11	Ps.	70,161		-		70,161	-	Badlar private + 3.00%	2012
	Short-term note	Oct-17-11	Ps.	55,579		-		55,579	-	Badlar private + 3.50%	2012
Petrolera Pampa	Short-term note	Oct-06-11	Ps.	46,413		-		46,413	-	Badlar private + 3.50%	2012

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issuance.
(3) Corresponds to the remaining amount as of December 31, 2011.
(4) Includes US$ 47,435 in concept of change for corporate bonds with final maturity 2021.

During the year ended December 31, 2011, the Company and its subsidiaries acquired its own Corporate Bonds or Corporate Bonds of various subsidiaries at their respective market value for a total face value of US$ 64.0 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 7.6 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities.

Under the terms of their respective outstanding debt, these companies are subject to a number of restrictive covenants, including the limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2011, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

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

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 17, 2009. Up to the issue of these financial statements, Transener  has not issued any class and / or series of Corporate Bonds under this Programme.

Refinancing of Transener’s Class 1 Corporate Bonds

Since the beginning of the year 2011 suitable conditions were observed in the international capital market and due to the partial amortization of Class 1 Corporate Bonds as from the year 2013, Transener has decided to refinance these securities, mainly aiming to extend its debt terms.

This process, which was initiated in April 2011, comprised a cash purchase offer and an exchange offer for Class 1 Corporate Bonds. As of the closing of these offers, consensus for approximately 65% of all offered securities had been obtained. This result includes Transener and Transba’s portfolio securities for US$ 29.1 million.

Furthermore, as part of such refinancing, Transener called for Extraordinary Meetings of Class 1 Corporate Bonds Holders for the discussion of an amendment to the First Addendum to the Program’s Trust Agreement aiming to substantially eliminate all restrictive covenants and breach events contained in the terms and conditions of Class 1 Corporate Bonds. On July 29 and August 10, 2011, such meetings approved the amendment pursuant to the terms proposed by Transener.

In order to finance the stated securities’ purchase and exchange offer, Class 2 Corporate Bonds amounting to US$ 53.1 million were issued on August 2, 2011, and US$ 47.4 million were issued on August 11, 2011. Consequently, the total value of Class 2 Corporate Bonds amounted to US$ 100.5 million. The new securities will be totally amortized on August 15, 2021, and will bear interest at an annual rate of 9.75%.

The new Corporate Bonds Class 2 have been authorized for its price in the Stock exchange of Trade of Buenos Aires and in the Stock exchange of Luxembourg and for his negotiation on the Opened Market Electronic S.A.

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions.

CAMMESA’s financing to Transener and Transba

As a result of the delay in the implementation of cost adjustments according to the guidelines stipulated in the Agreement, on May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps.42.7 million, respectively.

As regards financing, CAMMESA foresees its early cancellation if ENRE increases income during the term of such financing in other to compensate changes in the CVI. Loans have an initial twelve-month grace period as from the date of their last disbursement. The disbursement of funds under CAMMESA financing will be repaid in 18 equal monthly installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As described in Note 7, pursuant to the complementary agreement entered, Transener and Transba will apply the receivables acknowledged by the ES and ENRE on account of cost variations to the cancellation, up to such amounts, of the financing granted by CAMMESA.

On May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans would be used to operation and maintenance operations and to the investment plan for the year 2011, and would be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these commitments are not being fully met since as of December 31, 2011 the amounts received from CAMMESA do not amount to 20% of the corresponding cost variations from june 2005 to november 2010, and since no amounts are being collected for the remuneration adjustment which should have been made since December 1, 2010.

As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

Likewise, on September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of December 31, 2011, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

Edenor and subsidiaries

Edenor´s Corporate Bonds Programme

On October 25, 2010, Edenor issued Corporate Bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled Corporate Bonds for a nominal value of US$ 123.9 million as follows:

- exchanged Class 7 Corporate Bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and;

- acquired Class 7 Corporate Bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including interests accrued and unpaid.

New Class 9 Corporate Bonds amounting to US$ 230.3 million, with an amortization of principal in a single payment in 2022, have been issued at par and accrue interest at a fixed rate of 9.75%, payable on semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011. Edenor requested that the Corporate Bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

On April 26, 2011, Edenor have issued Corporate Bonds for a face value of US$ 69.7 million, thus completing the original amount of the series of up to US$ 300 million.

Edenor used the received founds from the placement of the Corporate Bonds to refinance part of its short term outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

EMDERSA and its subsidiaries´ Corporate Bonds Programme

On October 18, 2011 and on December 1, 2011, at EDESA and EDELAR’s Meetings of Shareholders a global program for the issuance of corporate bonds for a nominal value of up to US$ 200 million and US$ 50 million, respectively, was approved, which will be in effect for a term of five years as from its approval by the National Securities Commission.

On December 14, 2011, the National Securities Commission granted its authorization to EDESA’s program, which was the starting point for the corporate bonds’ placement process for a nominal amount of up to US$ 65 million. On February 17, 2012, and owing to the unfavorable conditions prevailing in the international financial markets, EDESA suspended the subscription period, as well as the placement and issuance of these corporate bonds.

Bank Loans

As part of the debt refinancing corresponding to the Corporate Bonds issued by EDESA, EDESAL and EDELAR and guaranteed by EMDERSA for US$ 75.5 million dated September 14, 2006, during the month of July 2010 Banco Itaú Argentina S.A. and Standard Bank Argentina S.A., among others, granted financing to distributors under a medium-term syndicated loan nominated in pesos aimed mainly to the early cancellation of the Corporate Bonds' debt.

The amount disbursed through these loans amounted to Ps. 208.5 million and finally matures in July, 2013, quarterly maturities of principal are also provided for as from January 2012.

Pursuant to the operation mentioned in Note 9, the change in control of the acquired companies’ capital stock resulted in the cancellation of the previously mentioned Edenor subsidiaries’ loans; therefore, on March 4, 2011 Edenor granted several loans to such subsidiaries pursuant to the following distribution: i) EDEN Ps. 80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps. 131.3 million; and iv) EDESAL Ps. 37.5 million. Such loans will mature on April 30, 2011, bear interest at an annual 16% rate and have been applied, among other uses, to the early cancellation of short-term financial loans and banking debt.

On April 29, 2011, Edenor signed a refinancing agreement with EDEN, EDESAL, EDELAR and EDESA on the hereinbefore mentioned granted loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All mentioned loans have been agreed in keeping with market conditions for this kind of operations. On October 25, 2011, EDESAL cancelled the total amount of its debt. During the third quarter 2011, EDEN effected partial cancellations of its financial lending for a total amount of Ps. 4.5 million.

On October 25, 2011, EDESAL made an early cancellation of the balance of the syndicated loan for the amount of Ps. 20.4 million. The funds used to make both early cancellations came from a new syndicated loan granted on October 25, 2011 for an amount of Ps. 60 million and with a four-year repayment term, with the payment of quarterly interest and semi-annual and consecutive amortizations of Ps. 7.5 million each, the first installment maturing on April 25, 2012 and the last installment maturing on October 25, 2015.

Edenor agreed to grant a bond in favor of the banks Itaú Argentina S.A. and Standard Bank Argentina S.A. for the amount of Ps. 60 million in order to guarantee the due performance of the obligations taken on by EDESAL under the hereinbefore mentioned financing. The bond’s effective date will be subject to the occurrence of the first of the following conditions precedent: (i) that EMDERSA’s demerger has not been perfected as at September 16, 2013; or (ii) that Edenor breaches certain EDESAL’s joint administration obligations during the life of the trust.  Should at least one of these events fail to be verified, the bond will not become effective.

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the issuance of these financial statements, Edenor entered into an addendum with Banco Ciudad whereby the maturity date for this loan was extended until February 2014.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total nominal value of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012 and July 2014, respectively. Interest is paid on a monthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As of December 31, 2011, the unpaid balance for the above mentioned loans amounts to Ps. 13.8 million.

Furthermore, on November 3, 2011, EDEN executed a loan agreement with Edenor denominated in United States dollars for the term of one year and an amount of US$ 3.1 million, which will be used to the payment of the management operator debt. This loan accrues compensatory interest at an 8.5% annual nominal rate, with the payment of quarterly interest and the repayment of principal at its maturity.

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

CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-    Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-     Paid US$ 8.9 million in cash to the holders that exercised this option; and

-     Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

On December 19, 2008, and on January 16, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

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

Corporate Bond Program

On October 11, 2011, at CTG’s Extraordinary General Meeting of Shareholders, the creation of a program for the issuance of nonconvertible, simple corporate bonds was approved for a nominal value of up to US$ 50 million or its equivalent in other currencies.

On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of these corporate bonds program as detailed on its prospectus draft.

On February 6, 2012, CTG’s Board of Directors approved the issuance of the corporate bonds and their terms and conditions as detailed in the Prospectus supplement. The terms and conditions of these corporate bonds are detailed below:

-        Classes: Class 1 and Class 2 corporate bonds.

-        Amount: the total maximum nominal amount of corporate bonds which may actually be issued will amount up to Ps. 125 million.

-        Maturity: 12 months as from their issuance date, in the case of Class 1 negotiable obligations, and between 18 and 21 months as from their issuance date, in the case of Class 2 negotiable obligations.

-        Amortization: 100% of the corporate bonds will be paid in a lump sum on the maturity date for each class.

-        Interest: interest will accrue at an annual nominal floating rate equivalent to the Private Badlar rate applicable to the interest periods on each payment date plus a spread to be timely determined, and it will be payable in arrears on a quarterly basis .

-        Commitments: mainly limitations to indebtedness and the sale of assets.

On March 2, 2012, CTG issued Corporate bonds under this programme obligations for a nominal value of Ps. 47,000,000 (the "Class I) and Ps. 51,741,498 (the" Class II ") accruing interest at an  annual nominal Badlar private rate plus 290 and 340 basic points respectively, and with a final maturity on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis, performing the first payment on June 6, 2012.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt (the “VCP”)  up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue Corporate Bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme. As of the date of issuance of these consolidated financial statements, CTG has not issued any class and / or series of Corporate Bonds under this Programme.

On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of the VCPs programme as detailed in its Prospectus draft.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100 million, one for Ps. 50 million accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50 million accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, due on March 23, May 9 and June 25 of 2012.

On October 3, 2011, Banco COMAFI granted CTG a US$ 2.2 million loan payable on April 9, 2012 and subject to a 4.1% fixed annual nominal rate.

Central Piedra Buena

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of VCP in the form of simple Corporate Bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

Resources derived through the issuance of these VCPs were destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

During the years 2011 to 2009, CPB issued seven VCP series under this program, for a total amount of Ps. 367.4 million. Series 6 and 7 issued for a total nominal value of Ps. 125.7 million are in force as of December 31, 2011.

On December 13, 2011, at CPB’s Ordinary and Extraordinary General Meeting of Shareholders, the extension of outstanding short-term debt securities to be issued under the Program up to a maximum amount of Ps. 300 million was approved. As at the issuance hereof, the extension is pending the approval by the National Securities Commission.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

On March 21, 2011, the Company entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the agency in charge of dispatch (“OED”) from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Note No. 6157/10 and Note No. 7375/10, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

On April 18 and August 2, 2011, the ES approved two requests by CPB to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. In turn, the ES instructed CAMMESA to conduct an audit for the approval of all labor surcharges reported by CPB and amounting to Ps. 1.3 million, which were finally approved.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the CPB’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the issuance hereof, CPB has honored all undertaken commitments.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

As of December 31, 2011, CPB had received partial advances from CAMMESA for a total amount of Ps. 66.1 million, which accrued interest for an amount of Ps. 5.4 million.

The balance owed by CPB, plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 64.2 million.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modifies the financing amount, which current amounts to Ps. 69.6 million.

Bank loans

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20 million, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of December 31, 2011,  this loan has been repaid in full.

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal is repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 47.5 million.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal will be repaid as a lump sum in August, 2012. As at December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 10 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (the “Project”) mentioned in Note 10.

The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of Corporate Bonds, as defined below).

Due to the issuance of the Corporate Bonds, mentioned in the following note, Loma de La Lata made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

On March 1, 2011, Loma de la Lata entered into an amendment to the agreements executed with the Project’s contractor whereby this company’s obligation to keep the stated guarantees was cancelled. The participating banks, upon Loma de la Lata’s request, released the amounts held in escrow for the payment of the Project’s contractual milestones.

Issuance of Corporate Bonds of Loma de La Lata

On September 8, 2008, Loma de la Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

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

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the Corporate Bonds issued are secured by Pampa Energia (parent company of Loma de La Lata) as direct and main obligor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

In the Extraordinary Corporate Bond Holders´ Meeting held on March 23, 2010, Loma de La Lata completed the process to amend certain restrictive Corporate Bonds covenants. The main amendments are described below:

-	Any present or future equity interest of any Loma de La Lata subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.
-	Allowed indebtedness is increased from US$ 25 million to US$ 60 million.
-	Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.
-	Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.
-	Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

In the Extraordinary Corporate Bonds Holders´ Meeting which took place on April 29, 2011, modifications of certain Corporate Bonds' covenants were approved. The main modifications are described below:

-        The authorization for early redemption through the payment of additional amounts.

-        The authorization for payments resulting from the Corporate Bonds to be made, at Loma de La Lata’s option, in US$ or in pesos at the reference exchange rate.

-        The deadline for the project’s conclusion is set at December 31, 2011.

In the Extraordinary Meeting of Negotiable Obligations Holders held on October 17, 2011, the modification of certain Negotiable Obligations' covenants was agreed, including the modification of certain terms and definitions of the Personal Guaranty.

In the Extraordinary Meeting of Corporate Bonds Holders held on December 19, 2011, the modification of certain covenants of the Negotiable Obligations was agreed, including the amendment of certain terms and definitions of “Provisional Reception Certificate” and “Project’s Conclusion Date”.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond programme not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of the date of issuance of these consolidated financial statements Loma de La Lata has not issue any class and/or series of corporate bonds under these programme.

On November 17, 2011 at the Loma de La Lata’s Ordinary General Meeting of Shareholders, the extension of the maximum amount of outstanding corporate bonds to be issued under the program up to US$ 350 million was approved.

As the date of issuance of these consolidated financial statements, Loma de la Lata has not issue any class or serie of corporate bonds under this Programme.

Bank Loans

On January 15, 2010, Banco de la Nación Argentina granted financing to Loma de La Lata for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding such transaction, Pampa Inversiones transferred 78,224,000 Corporate Bonds issued by EASA. and 22,137,320 Corporate Bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. On January, 25, 2011, Pampa Inversiones early paid such transaction, the guarantee on the investment of the Corporate Bonds mentioned being thus released.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Regarding the acquisitions of CIESA Corporate Bonds, realized on January, 27, 2011 mentioned in Note 9, Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of US$ 60 million. On March 4, 2011, Pampa Inversiones received additional financing from such entities for US$ 30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension,  which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

This financing is secured by the Company for an amount of up to US$ 90 million. Additionally, the Company is under a duty to meet certain covenants, which to date have been met.

On December 1, 2011, Pampa Inversiones agreed with Deutsche Bank on an assignment of securities with a repurchase commitment for an amount of US$ 2.6 million at a LIBOR rate plus a 5% spread payable on a quarterly basis and maturing on March 1, 2012.

Petrolera Pampa

Global Short-Term Debt Securities Program

On July 27, 2011, Petrolera Pampa’s Extraordinary General Meeting of Shareholders approved the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

Additionally, on October 6, 2011, Petrolera Pampa perfected the issuance of its Class 1 VCPs for an amount of Ps. 46.7 million, which accrues interest at a BADLAR rate (passive interest rate based on the average rates for fixed-term deposits of amounts above Ps. 1 million and at terms of 30 to 35 days in private banks of the City of Buenos Aires and Greater Buenos Aires) plus a 3.5% spread. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs will be destined to the payment or working capital, the refinancing of liabilities and/or investments in physical assets.

Bank Loans

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest will be payable on a monthly basis as from the granting date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the loan granting date. The loan is guaranteed by a bond granted by the Company, and funds will be allocated to the refinancing of liabilities.

INNISA and INDISA

Financing of the acquisition of participation in INNISA and INDISA

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4.9 million. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

On May 16, 2011, the Company agreed with Banco Galicia on the renewal of the stated financing until March 7, 2012 for an amount of US$ 5,515,433 at an annual interest rate of 4%.

On March 7, 2012, the Company has paid all the principal amount plus interest accrued from that financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Pampa Energía

Related parties Loans

On October 6, 2011, the Company received from TGS a loan amounting to US$ 26 million, for an initial period of one year, automatically renewable for one year to maturity, and which accrues interest at a 6.8% nominal annual fixed rate.

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI is directly sold to the WEM at prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market (“MAT”) through agreements executed by the parties and in accordance with the regulations established by the ES.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as of the date hereof by the Federal Government on the Company and its subsidiaries economic and financial situation as of December 31, 2011 were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per Mwh.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”)

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

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Having both companies the objective to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its power generation segment subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2011 and 2010, net of the realized collections if applicable and at its present value and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 69.6 million and Ps. 74.7 million approximately, respectively.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which during the year 2008, had been duly collected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Supply Commitment Agreements

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

Under this resolution, CPB and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation segment subsidiaries have assigned to this project their consolidated receivables accrued during 2008 to 2010. As of June 30, 2011, the generation segment subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008, 2009 and 2010. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued as of June 30, 2011 add up to approximately Ps. 198.2 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of December 31, 2011 and 2010, accumulated LVFVD object of the abovementioned assignment, at its present value plus interest accrued add up to approximately Ps. 207.5 million and Ps. 190.9 million, respectively.

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or the mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of the generation segment fall within the scope of the provisions of the previously mentioned Master Agreement entered into between the ES and Loma de la Lata.

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

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-    For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the Steam Turbine unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./Mwh, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil / Diesel Oil Generation: 8.61 Ps./Mwh

•  Fuel Oil Generation: 5.00 Ps. /Mwh

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010, described section Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 in this note.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

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

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of 62 US$/bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a 2.50 US$ /bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

Pursuant to these provisions, CPB has recognized to the covered producers the accounting effects resulting from this regulation applicable to the purchases of fuel oil made as from the month of May 2011, which will not have any impact on the Company’s results.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The Company and its subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the thermal offer of the electricity generation sector.

Furthermore, through ES Note No. 7585 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

As long as the ES deems the supply is valid and CAMMESA actually uses such mechanism by assigning granted volumes to another generator, this mechanism will not negatively affect the remuneration for power, the recognition of fuel costs and the applicable associated surcharges pursuant to Exhibit 33 of The Procedures or the amounts corresponding to section 4.c of ES Resolution No. 406/03 assignable to the granting generator.

Similarly to the provisions of Note No. 7584 and based on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/ or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes:  (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of CPB and Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03.  In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost.  This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

The Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums. On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

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

Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8,083,799.

Balances accumulated by LVFVDs corresponding to the year ended December 31, 2011 and allocated to the 2008 – 2011 Agreement, plus all accrued interest, amount to Ps. 28.5 million. As the issuance hereof, no LVFVDs have been cancelled pursuant to the provisions of the Instrumentation Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution. Since this instruction implies a breach of the commitments undertaken by the ES, the Company and its generation-segment subsidiaries are currently analyzing the possible remedies (both judicial and administrative) to safeguard their interests. It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million. As at the issuance hereof, the July – December period was still pending collection for a total amount of Ps. 86 million.

Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large clients of the WEM’s Forward Market as at December 31, 2011 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large clients of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and Power (1)	479,466,228	397,052,977	82,413,251

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

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

However, as of December 31, 2011, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

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

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i.                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the june 2005 – november 2010 period, calculated through the IVC;

ii.                    the compulsory cancellation of the financing received from CAMMESA by means of the assignment of credits resulting from the recognition of cost variations stated in the previous section;

iii.                  a mechanism for the payment of favorable balances during the year 2011;

iv.                  the recognition of an additional amount  to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

v.                    a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.

vi.                  that the appeal for legal protection under the right of amparo on account of the default be waived, thus requesting the recognition of higher costs and the need to call for a public hearing in order to conduct the RTI.

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the june 2005 – november 2010 period, as of January 17, 2011, amounting to Ps. 265.2 million as principal and Ps. 148 million as interest.

On the other hand, during the first semester of 2011, Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 27.6 million and Ps. 61.9 million, and earned interest amounting to Ps. 31.7 million and Ps. 80.7 million during fiscal years 2011 and 2010, respectively.

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolutions No. 328/08 and 327/08, and not those indicated in the complementary agreement and bearing the adjustment of costs, which have been informed by theENRE to the SE through Note No. 99,868 dated June 21, 2011, ENRE —pursuant to Section 1.b of the complementary agreement— calculated and informed the ES of the new remuneration values to be considered for the period starting on December 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Therefore, the remuneration adjustment for both companies as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so that they are made within the term stipulated in the complementary agreement and so that CAMMESA is instructed to enlarge the Loan and Receivables Assignment Agreement for the amounts resulting from the calculations made by ENRE as from the semester starting in December 2010.

Distribution

Edenor Tariff situation

Agreement Act between Edenor and National State

On September 21, 2005, the Company signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.

The Adjustment Agreement established the following:

i)           the implementation of a Temporary Tariff Regime (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value (“VAD”), allocated to certain specified capital expenditures;

ii)         the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)        the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

vi)        the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of Ps. 25.5 million should it be required (item iii below);

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted as of each date;

viii)     the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)        the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

ii)         Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund;

iii)        Implementation of the MMC contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)        Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);

v)         Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)        Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/07 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

Comprehensive Tariff Review process (“RTI”)

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

On December 18, 2009, through ENRE Note No. 91,241, the ENRE demanded the attachment of the technical tariff charts resulting from its proposal, which have been timely presented.

PUREE - MMC

On October 4, 2007, Resolution No. 1,037/07 of the ES was published in the Official Gazette, which established that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%. On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

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

On the other hand, on December 31, 2011, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable and result for this concept have been recorded by the Company in these financial statements until approval is granted by the control authorities.

Furthermore, procedures for its regularization are being conducted in order to reestablish the economic and financial balance of the business in view of the verified increase in operating costs.

As of December 31, 2011 and 2010, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 867.1 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

Electricity rate schedules

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

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s value added of distribution.

Additionally, by Resolution No. 347/10, the ES approved the winter scheduling for the MEM for the period may – october 2011. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/08 from June 1, 2010 through September 30, 2011. It must be pointed out that this procedure had already been implemented  by the ES in 2009 and 2010 by its Resolution No. 652/09 and No. 347/10,  respectively, which, at that time, gave rise to the issuance of Resolution No. 433/09 and No. 294/10 of the ENRE, confirmed for the year 2011 by the Resolution No. 202/11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Furthermore, on November 7, 2011, the Energy Secretariat issued Resolution No. 1301/11 fixing the summer seasonal programming, eliminating subsidies to certain economic activities which, according to the Resolution, may afford the real costs to be incurred to meet the electric power demand. This provision has extended so as to also cover residential users, classifying them by geographic areas and types of residence. This modification applied exclusively to the power purchase prices in the Wholesale Market and, therefore, the Distribution Added Value (“VAD”) was practically not modified.

As it happened in previous years, ES Resolution No. 1037/07, ratified by ES Note No. 1383/08, which modified the allocation of the funds resulting from the application of PUREE, continued in effect and, consequently, the following amounts may be deducted: a) the amounts paid by the Company for the CAT created by Section 1 of Act No. 25,957 for the calculation of the total value of the National Fund of Electricity (“FNEE”); and b) the amounts corresponding to tariff adjustments resulting from the application of the MMC created in the Agreement, until either item is actually transferred to the tariff.

Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a),  f) and g) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was notified of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 25.3 million. Such amounts have been accounted for under “Other Current Liabilities”.

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. The ENRE filed an appeal against this decision, which was dismissed in whole. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the Company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. On July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place as of the date of issuance of these financial statements. On October 28, 2011, Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

Tariff situation of EMDERSA´s subsidiaries

Through Note No. 8752/11, the ES provided that any increase in the tariff charged to final users of distributing agents and/or electric power distribution public service providers regarding tariff values corresponding to the month of November 2011 should be considered a part of the wholesale cost of purchase of the distributing agent and/or electric power distribution public service provider.

The relevant information of the tariff review regime and the adjustment by variations of costs of Edenor´s subsidiaries is as follows:

Distribuidora Salta

EDESA

By Resolution No. 74/01, the Public Services Regulatory Agency of Salta (“ENRESP”) established that due to the lack of sufficient elements to approve a new Tariff Structure and Electricity Rate Schedule that could go into effect in the contemplated date, the tariff structure, the electricity rate schedule and the general conditions for the electricity distribution service in Salta, included in the Concession Agreement, would continue to be temporarily in effect. The revision of the tariff structure was affected by the provisions of Law No. 25,561 and Decrees Nos. 214 and 260 of the Federal Government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Also, the ENRESP issued Resolution No. 160/06 which established the creation of an "indicator" which allows the company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the distribution company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation. On the opposite, if the indicator shows a negative result of more than 5%, the ENRESP will be entitled to analyze and adjust the rates accordingly.

In April 2011, EDESA submitted to the ENRESP a new proposal for the adjustment of electricity rates.

On June 16, 2011, by Resolution No. 533/11, issued within the framework of the provisions of Resolution No. 160/06, the ENRESP authorized a 19.7% adjustment in EDESA’s average sale rate for all customer categories, applicable as from the June, 2011 electricity rate schedule. Additionally, EDESA and the ENRESP are currently conducting the studies necessary for the Five-yearly Review of the Electricity Rate Schedule, which is estimated to be concluded in the first months of 2012 by a public hearing.

ESED

During the fiscal year 2005, the ENRESP approved Resolutions Nos. 126/05 and 280/05 which established a new electricity rate schedule, the quality regulations of the technical service and the system of government grants applicable to ESED’s users.

The studies for the five-yearly revision of the electricity rate schedule for the year 2010 were submitted to the ENRESP in September 2010. Additional information was subsequently submitted at the ENRESP’s request. As of December 31, 2011, the review process is still in progress. In addition, the possibility of a government grant on the electricity rates as recognition of greater costs is currently being analyzed.

Distribuidora La Rioja

Due to the fact that the increases recorded in the EDELAR’s costs exceeded the conditions stipulated in the Memorandum of Understanding for the Readjustment of the Agreement for the Provision of the Public Service of Electricity Distribution signed with the Government of the Province of La Rioja and ratified by the Governor through Decree FEP No. 2318/08, in February 2011, the Distribution Company submitted Note GPRR No. 110/11 with the supporting documentation of the greater costs borne by EDELAR.

By Note No. 236 dated March 28, 2011, the Board of the Control Authority rejected the distribution company’s request. On April 11, 2011, by Note GPRR No. 0258/2011 sent to the EUCOP, EDELAR requested that such decision be reconsidered.

On August 19, 2011, though Resolution No. 1; Minutes No. 66, EUCOP, in its Section 3, authorizes a 4.5% increase effective as from the August-September-October 2011 quarter. To such effect, Distribuidora La Rioja should submit a distribution works investment plan for its approval by this entity.

Through Resolution No. 1, Minutes No. 81 dated October 20, 2011, EUCOP, in its Section 3, authorizes the applicable of the chart for the August-September-October 2011 quarter, approving in turn the investment plan timely submitted by the Company.

Distribuidora San Luis

On June 15, 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011 whereby it approved an Electricity Rate Schedule, which resulted in an average increase of approximately 9% applicable as from June 1, 2011, and an investment plant to be carried out.

Tariff Situation of EDEN

During the year ended December 31, 2011, EDEN continued to submit information on the adjustments of the values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, in accordance with the provisions of caption 4.4 of Chapter 4 of the Protocol of Understanding. The last presentation was made in November 2011, referred to the June 2011 costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Furthermore, on June 8, 2011, Ministerial Resolution No. 415/11 was published, which provides for a 9% tariff increase in the tariff produce. Tariff charts approved by this resolution are effective as from June 1, 2011 and contemplate the suspension of the application of the Seasonal Prices for the June-September period provided for by ES Resolution No. 1169/08 for Residential Clients consuming more than 1,000 kWh per two-month period as defined by ES Resolution No. 202/11.

Gas market

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1.031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy and Production, which incorporates new restrictions on the exportation of crude oil by fixing a price so that the producer may find no difference between meeting the domestic or the international market. The Government would keep any surplus the producer may have if the product is exported.

The crude oil production evolution has been in decline in the last few years; consequently, several tools and regulations fixing incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products payable pursuant to Resolution 394/07. The ES grants fiscal credits to the companies participating in these programs, which are assignable. On February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. While these programs were in force, both projects reached a significant level of progress, thus meeting the initially stated objectives.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

INNISA

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of HINISA capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors’ resident in the Province of Mendoza.

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

EASA and subsidiaries

Limitation on the transferability of shares

EASA

Regarding the issuance of Class 2 Corporate Bonds. EASA must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor. Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

EDENOR

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

ESED

The holders of ESED’s class "A" shares may not modify their interest nor sell their shares without ENRESP’s authorization. Additionally, and in accordance with the provisions of the concession agreement, the totality of the class "A" shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the distribution company. The shares will be pledged during the entire term of the concession, and will continue to be pledged when successively transferred. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (continued)

Furthermore, Class "A" shares, which represent 51% of the capital stock of Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja, have been pledged in favor of the provinces’ granting power to guarantee the performance of the obligations taken on in the Concession Agreement.

EDEN

In accordance with the Bidding terms and conditions for the sales of the classes “A”, “B”, “C” shares, class “A” shares of the distribution company cannot be sold or transferred in any way without prior authorization of the Provincial Executive.

Loma de La Lata

As of December 31, 2010, short-term investments balances included current bank accounts and guarantee trusts for a total amount of Ps. 87.7 million, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Pampa Inversiones

As of December 31, 2010, included securities lent to Deutsche Bank for a total market value of Ps. 8.4 million.

As of December 31, 2011 and 2010, Pampa Inversiones had securities with a market value of Ps. 20.1 million and Ps. 20.5 million respectively, which have been assigned to Deutsche Bank as collateral for granted loans, with the undertaking that they will be repurchased at maturity.

As of December 31, 2011, Pampa Inversiones had securities having a Ps. 499.6 million market value pursuant to the financing agreements mentioned in Note 6 to the consolidated financial statements.

NOTE 9.  ACQUISITIONS and DISPOSITIONS

Acquisition of business and assets from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, acquire either directly or through its subsidiaries:

-              Distribution Business: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires Province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-              Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Distribution Business

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the distribution assets for the agreed prices. The agreement mentioned that in the event that within three years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the same date, the acquisition of such shares was consumed by the Company and Edenor. As of the issuance of these financial statements, actions to obtain approval of the transactions by the Argentine Antitrust Commission had begun.

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

Edenor has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEIU, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the control authority. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Additionally, through successive market transactions, Edenor acquired 3,247,294 common shares of EMDERSA which represent 1.38% of that company’s capital stock and votes. In this way, Edenor had extended its participation to 78.57%.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of a consolidated negative goodwill amounting to Ps. 557.8 million and a Ps. 64.0 million acquisition result, which is disclosed under “Other income (expenses), net” in the Statement of Operation.

Company sale agreements

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and its parent company (Pampa Energía S.A), for the acquisition of its subsidiaries EDESA, EDELAR and EGSSA, respectively.

In order for these transactions to be carried out, Edenor will cause Emdersa to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGSSA Holding (holder of 99.99% of EGSSA’s capital stock and votes). The spun-off company EMDERSA will keep a percentage of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Meeting of Shareholders, which was resumed on January 13, 2012 after a recess, the above mentioned company reorganization process was approved.

Investments in the companies EMDERSA and EMDERSA Holding have been stated in the Consolidated Balance Sheet in the Other current assets item at their estimated realizable value, since it is lower than its proportional equity value. In order to assess their realizable value, the values of the offers received (which are mentioned below) have been used in the cases of EDESAL and EDELAR, and their estimated realizable value has been used for EDESA. Therefore, the Company has recorded total losses amounting to Ps. 56 million.

For this reason, the effects of discontinued operations in consolidated results for the year ended December 31, 2011 are stated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

	Consolidated statement of operation as of December 31, 2011	Discontinued operations	Consolidated statement of continuing operations as of December 31, 2011

Sales	6,774,518,774	(736,157,184)	6,038,361,590
Cost of sales	(5,583,050,351)	408,643,883	(5,174,406,468)
Gross profit	1,191,468,423	(327,513,301)	863,955,122

Selling expenses	(450,547,075)	97,300,967	(353,246,108)
Administrative expenses	(560,182,706)	97,361,531	(462,821,175)
Goodwill amortization	(5,732,085)	(572,000)	(6,304,085)
Operating income	175,006,557	(133,422,803)	41,583,754

Share profit on associates	20,703,285	(924,000)	19,779,285

Financial and holding results
Generated by assets	(658,167,270)	10,909,980	(647,257,290)
Generated by liabilities	(722,478,175)	47,809,314	(674,668,861)
Total resultados financieros y por tenencia	(1,380,645,445)	58,719,294	(1,321,926,151)

Other income, net	32,134,316	2,518,352	34,652,668

Loss before taxes and minority interest	(1,152,801,287)	(73,109,157)	(1,225,910,444)

Income tax	40,597,544	22,196,530	62,794,074
Non-controlling interest	181,075,750	26,096,674	207,172,424
Loss for the year from continuing operations	(931,127,993)	(24,815,953)	(955,943,946)

Discontinued operations	-	24,815,953	24,815,953

Net loss for the year	(931,127,993)	-	(931,127,993)

Assets and liabilities sale associated to EDESAL

The total and final price of the offer amounts to US$ 26.7 million and was fully colletecd in two payments.

Furthermore, as stipulated in the Offer Letter on October 2011, EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that moment Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and  Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL will be managed by a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal. It will be comprised of 5 directors, four  of whom were elected by the buyer and one of whom were elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom were elected by the seller.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Upon completion of the spin-off process, EDESAL Holding will issue 78.44% of its shares in the name of the trustee, who, in turn, will transfer them to the buyer, together with 0.01% of EDESAL’s shares, and will simultaneously return the aforementioned EMDERSA’s shares to the Company.

In the event that at the end of the two-year term to commence from the date of acceptance of the offer, which took place on September 16, 2011, neither EMDERSA’s spin-off nor the creation of EDESAL Holding have been carried out, the trustee shall transfer to Rovella Carranza S.A., as an alternative way of the Company’s compliance with its obligation and for the price received by the Company, 24.80% of EMDERSA’s capital stock and votes, with Edenor maintaining  53.64% of EMDERSA’s capital stock and votes.

Assets and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option to Andes Energía SA. for a price of US$ 1.5 million to:

i)             In the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s direct and indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments: the first one for US$ 5.3 million 90 calendar days after the acceptance of the Offer (not prior to 45 days and not later than the date of exercise of the option) and the remaining balance, i.e. US$ 15 million will be paid two years from the acceptance of the offer, accruing interest at an annual rate of 12.5% payable semi-annually.

ii)            In the case that the spin-off of EMDERSA is not completed within the term of 2 years, the option will grant the right to acquire 20.27% of EMDERSA’s capital stock and votes indirectly held by Edenor, paying for such purpose the same price  and  in the same way indicated in caption 1 above.

It is noteworthy that the buyer may choose in the date of exercise of the option not to pay the balance of the purchase price and 6.32% of EMDERSA’s capital stock and votes indirectly held by Edenor (reduced option). Additionally, the buyer may choose not to pay the balance of the price on the final payment date and change to the reduced option system, in spite of having exercised the full option in the full option exercise date, in the case that the buyer is notified by Edenor not less than 15 days prior to the final payment date, that the Board of Directors of EDELAR will be removed without cause, and that the Buyer will not therefore continue with the management of EDELAR after such date.

In the event that Edenor fails to notify the buyer as stated above, and the Buyer pays the remaining balance of the price, the members of EDELAR’s board of directors will continue to be appointed as stipulated in the offer.

The offer also implies the buyer’s commitment to settle or acquire, on the option exercise date, the total financial loan granted by Edenor to EDELAR for an amount of Ps. 31.2 million  plus interest accrued through the settlement date.

In order to implement the reported transaction, Edenor was contributed 53.64% of EMDERSA’s capital stock and votes to a new company organized for this purpose (“EMDERSA Holding”). Therefore, the transfers of EMDERSA’s shares in favor of Andes Energía Argentina S.A. will be made through EMDERSA Holding.

On the option exercise date, and as long as the described operation has not been perfected, the capital stock subject-matter of the operation will be transferred to a guarantee trust -together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the purchaser), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A.- created in order to secure the due performance of the parties’ obligations, where Edenor will keep control over EMDERSA.

Unless the reduction option is exercised, on the option exercise date, the buyer will result owner of the 37.78% of EMDERSA Holding´ shares and direct holding of Edenor, and immediately will proceed to constitute a trust of guarantee in order to assure the fulfillment of the obligations of the parts, which will transfer in the above mentioned date and in name of trustee, the 37.78 % of EMDERSA Holding´ shares and direct holding of Edenor, together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the buyer), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A, maintaining Edenor control of EMDERSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

From the option exercise date, provided, however, that the payments due on such date have been made by the Buyer, and during the term of the trust, the management of EDELAR will be in charge of a board of directors appointed by EMDERSA, in accordance with the Buyer’s proposal. The board of directors will be comprised of 5 directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller, and equal number of alternate directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller.

On February 8, 2012, Edenor’s Board of Directors approved a proposal for the modification of the offer letter by Andes Energía Argentina S.A. By virtue of this modification, the term during which Andes Energía Argentina S.A. may make the payment and exercise the option was extended until March 31, 2012.

Until the moment of payment and the exercise of the option, Edenor may freely sell or assign to any third party or provide for the sale or assignment of the whole or part of the shares subject-matter of the transaction and/or the rights over such shares. In case a sale is made to a third party, Andes Energía Argentina S.A.’s option may not be exercised, and there may be no balance pending payment and Edenor and Andes Energía Argentina S.A. will not incur any liability.

All other terms and conditions of the Offer Letter will remain in full force.

EDESA sale agreements

On April 19, 2012, Edenor accepted an Offer Letter from Salta Inversiones Eléctricas S.A. (“SIESA”), pursuant to which the latter submitted to Edenor and EMDERSA Holding a proposal to acquire, by means of a stock purchase, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of EMDERSA under the name of “EDESA HOLDING”, which company will be the owner of (i) 90% of the capital stock and votes of EDESA, which in turn owns 99.99% of Empresa de Sistemas Eléctricos Dispersos S.A. (“Esed”) and (ii) 0.01% of the capital stock of Esed. Such stock purchase is subject to certain condition precedent, including but not limited to, the consummation of the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011. In order to implement this transaction, EMDERSA Holding will transfer to SIESA shares of EMDERSA and as of May 5, 2012, EMDERSA and SIESA will transfer their shares in EMDERSA Holding to a collateral trust to be created in order to secure compliance of the parties’ obligations under the Offer Letter.  The shares to be transferred to the collateral trust will be returned to EMDERSA Holding once the spin-off is completed and the EDESA Holding shares transferred to SIESA. Additionally, as of May 5, 2012, SIESA offers to (i) cause EDESA to cancel certain loan agreements grated by Edenor for an amount of Ps. 131,319,500 plus accrued interest, (ii) release EMDERSA of the guarantee granted to EDESA for an amount of Ps. 55,250,000 in respect of a loan agreement granted by certain banks to EDESA and other subsidiaries of EMDERSA; and (iii) cause EDESA to cancel, when due, certain notes issued on November 2010 for an outstanding amount of Ps. 3,8 million.

The price to be paid for the EDESA HOLDING shares is U.S.$ 18 million to be paid as follows: (i) U.S.$ 15 million as of May 5, 2012; (ii) the remaining U.S.$ 3 million in five equal and consecutive installments at an interest rate of LIBOR plus 2% with the first one due on May 5, 2013.

Other Rights and Assets

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements. Related to these agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50% of the shares of CIESA, and would control the 51% of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive all Ponderosa Assets L.P. and Enron Creditors Recovery Corp’s arbitration proceedings (indistinctly referred to as “arbitration”) against the Republic of Argentina pursuant to the Call Option Agreement (the “Agreement”) entered into by and between the Company, Inversiones Argentina II and GEB Corp. on March 11, 2011, which are classified in other current receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Memorandum of Understanding

On May 10, 2011, and regarding the facts stated in this Note, the Company and its subsidiaries EPCA, Pampa Inversiones and Inversiones Argentina I Ltd. (“IAI”) (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A.  (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties of the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA.

The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (“CNDC”) on May 19, 2011. On October 5, 2011, the approval of the agreement has been obtained from the ENARGAS, and it is still pending the approval from the CNDC as of the date of these financial statements.

Acquisition of an additional interest in Edenor

As of December 31, 2011, Pampa Inversiones holds 14 ordinary class B shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to additional 3.9% interest in Edenor´s common stock. The Company has considered such interest as temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Divestment from Ingentis

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase would use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in such company. This capital decrease was in the distribution of certain assets held by Ingentis S.A.

Capital decrease in Ingentis

On December 2, 2011, Ingentis’ Extraordinary General Meeting of Shareholders resolved to decrease its capital stock by 152,652,500 ordinary shares with a face value of Ps. 1 each owned by its controlling shareholder, Inversora Ingentis, for a total amount of Ps. 152,234,996 through the assignment of certain receivables and the offsetting of certain debts the shareholder had with this company.  As a result, the Company has cancelled its indirect equity interest in Ingentis, thus concluding the divesting process started on July 16, 2010 as stated in the following section.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. This financing is guaranteed with a pledge on all shares subject-matter of the transaction. In the month of March, 2011, Inversora Ingentis has started collecting the installments of the above mentioned receivable. As at December 31, 2011, the loan balance amounts to Ps. 11. 4 million.

Investment projects for oil and gas production

At present, the Company, through its subsidiary Petrolera Pampa, is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i.                  On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro, respectively) with an estimated investment by Petrolera Pampa of US$ 20 million during the next 3 years (15% of the total investment amount), and operating expenses for the development of such production, in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas. As of December 31, 2011, the total amount invested in this agreement amounted to US$ 12.4 million, containing at present 16 productive wells.  Even though the target production volume has been exceeded (the average monthly production during 2011 amounted to 926,000 m3/day), Petrolera Pampa estimates the initially stipulated investment plan should continue to keep this target production level. Petrolera Pampa’s production  under this agreement is being sold to Loma de la Lata under the Gas Plus program.

ii.                 On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on “El Mangrullo” area whereby Petrolera Pampa acquired 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in such area. In consideration of the foregoing, initially Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of four wells  In order to guarantee a target production of 400,000 m3/day of natural gas under the Gas Plus program for a term of four years, a total nine-well drilling plan was estimated, which would entail a total investment of approximately US$ 24 million for Petrolera Pampa . Three wells were drilled during 2011, two of which have been in production since August 2011, with an average daily production of 234,000 m3/ day during 2011. Petrolera Pampa estimates it will reach the target production volume once the third well comes into production. Investments for the three wells amount to approximately US$ 14.2 million. The whole Petrolera Pampa’s production is being sold to Emdersa Generación Salta (“EGSSA”) under the Gas Plus program.

iii.              On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period. During 2011, Petrolera Pampa started to implement the investment plan. In a first stage, the analysis of the area was concluded through a geochemical study, as well as the acquisition of 3D seismic surveys for an approximate area of 132 km2. As at the issuance hereof, Petrolera Pampa has started the drilling plan, which initially provides for the drilling of three exploratory wells.

Additionally, Petrolera Pampa is considering another investment project in oil and gas with Petrolera Piedra del Águila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral. In this agreement, Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production. This agreement is subject to the meeting of certain conditions precedent, including its approval by the Government of the Province of Neuquén.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. EXPANSION PROJECT OF the GENERATION PLANT LOMA DE LA LATA

Conversion of the power generation plant to a combined cycle

On September 6, 2007, Loma de la Lata entered into two engineering, provision and construction agreements with the Transitory Union of Companies formed by Isolux Corsan S.A. and Tecna Proyectos y Operaciones S.A. (together the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008 contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, Mari Menuco awarded the construction of the capture and unload water to the lake, thus contemplating the Project’s works. The Project included 178 MW power increase; thus, once it has been concluded, the total power would be amount to 553 MW.

The project mainly consisted of the provision and installation of three waste heat boilers and a vapor turbine which will allow the plant to have a combined rather than a single cycle system, thus increasing the capacity of the plant by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

The project’s initially start-up date was estimated for june 2010; however, social and labor conflicts beyond Loma de la Lata’s control and fundamentally several delays in the works execution by the contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to Loma de la Lata that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and in the month of February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date for the month of August of the same year.

Within this context, on March 30, 2011, Loma de la Lata accepted a proposal by the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced in the next few years based on the recommendation of the turbine manufacturer.

Therefore, and taking into consideration the applicable contractual conditions, Loma de la Lata conducted all applicable measures and procedures for the collection of the economic compensations stipulated by contract and those payable by the insurance companies. In this respect, Loma de la Lata has filed all applicable presentations necessary for the recovery of the insured amounts, and the process is currently at the consultation stage by the claim adjuster which is customary in this kind of processes.

As a result of the accident in the Plant, Loma de la Lata conducted all applicable procedures to collect from the insurance companies the compensations for lost profits and additional financial and administrative costs for a still indeterminate amount. In this respect, Loma de la Lata has filed a claim for compensation together will all supporting documentation, which is the review stage by insurance companies. Loma de la Lata has also requested an advance on the claim adjustment, the collection of which is deemed imminent.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 176 MW, due to the technical obstacles reported by the turbine generator system provider and detected in other equipment having the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, each turbine generator system was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The total project cost is estimated at approximately US$ 234.6 million, without considering the value-added tax and capitalized financial costs. Additionally, Loma de la Lata has capitalized financial costs for the amount of Ps. 268.9 million as described in Note 2, resulting in a total cost of Ps. 1,123.2 million, which have been charged according to their nature to each item of consolidated fixed assets detailed in Note  24.a.

Regarding this project, Loma de la Lata had originally granted certain guarantees, which were released after the beginning of commercial operations, as described in Note 6.

Legal actions for breaches by the Contractor

As a result of the serious delays in the delivery of the expansion work and other breaches by the Contractor, Loma de la Lata demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and Loma de la Lata executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim a comprehensive redress of all damages sustained to the Contractor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (continued)

As a result of these executions, on November 14, Banco Bilbao Vizcaya Argentaria S.A. transferred to Loma de la Lata the amounts of US$ 0.9 million and US$ 5.9 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested Loma de la Lata to issue the Work’s Provisional Reception Certificate, which request was rejected by the Company, alleging the breach by the Contractor of the contractual conditions required to such effect.

On December 1, 2011, the Secretariat of the International Chamber of Commerce served notice on Loma de la Lata of the request for arbitration filed by the Contractor, which basically states the following claims against Loma de la Lata:

-          The granting of the provisional reception certificate under the Construction Agreement.

-          The return of the amounts collected by the Company through the execution of the sureties issued by BBVA upon request of the Contractor.

-          The payment of damages, not yet assessed, which would result from the Company's actions regarding the previous claims.

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, Loma de la Lata filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby Loma de la Lata seeks a comprehensive redress of the damages sustained as a result of these breaches.

Furthermore, Loma de la Lata was served notice of an interim injunctive relief requested by the Contractor, which involved a seizure of its stock holding in CTG for the amount of US$ 8.2 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Seizures”).

On January 11, 2012, the intervening Court on duty sustained Loma de la Lata’s request to substitute the Seizures by a surety bond. As at the date hereof, this substitution has been ratified. Additionally, the Issuer has appealed the granting of the interim injunctive relief, which should be reviewed by the Appellate Court.

In addition, Loma de la Lata executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13.2 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain, which was sustained on December 29, 2011 and notice of which was served on Loma de la Lata on January 23, 2012. Such interim precautionary relief ordered Loma de la Lata to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties pursuant to the judge that issued the injunctive relief upholding the Contractor’s claims, which would be the only amount owed under the Supply Agreement. Additionally, the interim injunctive relief ordered that the surety bank should refrain from paying to Loma de la Lata any amount above US$ 1.2 million until the termination of the arbitration proceeding, which should be started within 20 working days as from the rendering of this decision.

On January 18, 2012, the Commerzbank (Madrid branch) informed Loma de la Lata that, based on the judicial order, it would suspend the payment of the surety.

On January 26, 2012, the Issuer was notified of the amendment of the complaint by the Contractor in order to include a claim for damages for the execution of the surety issued by Commerzbank.

The Issuer has appealed the interim injunctive relief granted in Madrid, and will answer the claims made by the Contractor in the amendment of the arbitration complaint.

Loma de la Lata and its external counselors consider they have solid arguments for the disallowance of the arbitration complaint, the revocation of the interim injunctive reliefs by the Appellate Courts and the upholding of its counterclaim against the Contractor.

On March, 2012 Loma de La Lata collected from the insurance companies an initial cash advance  of  Ps. 32,7 million as compensation for the business interruption and currently is requesting a second avance for the same amount that insurance companies have not responded yet.

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

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and determined a lower tax debt (replacing the previous one) for 1998 through 2010 which was settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this lower determination, for the year 2010, the Company registered an income of Ps. 7.6 million included in “Other income (expenses), net” in the Statement of Operations.

NOTE 12.  Common stock

At December 31, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

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

Considering all the processes of acquisition of shares approved, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

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

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011.

Additionally, the dividend payment was made on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

As of December 31, 2011, the Company’s Board of Directors could not anticipate dividends in cash under the mechanism above mentioned for the year 2011, because the Company had not enough accumulated gains at that date to do so. The Company is currently evaluating alternative mechanisms to recover the corresponding proportional amount from the shareholders covered by the tax.

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

As of December 31, 2011 the equity reserve amounts to Ps. 55.4 million.

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

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, HINISA, HIDISA, CTG, CPB, Powerco, Energía Distribuida and Pampa Generación and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the disvestiture mentioned in Note 9, the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding. However, the consolidated results for the year ended December 31, 2011 include those corresponding to such assets for a ten-month period as from their acquisition date.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2011 and 2010. The information for the year ended on December 31, 2011 corresponding to the Distribution segment includes EASA and Edenor results for the year and the results of EMDERSA, AESEBA and their subsidiaries as from the acquisition date (See Note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2011

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	2,842,129,197	313,641,102	3,565,047,110	52,198,234	-	6,773,015,643
Intersegment sales	9,189,844	488,730	-	3,393,292	(11,568,735)	1,503,131

Total sales	2,851,319,041	314,129,832	3,565,047,110	55,591,526	(11,568,735)	6,774,518,774
Cost of sales	(2,495,375,640)	(251,084,879)	(2,799,325,865)	(40,672,144)	3,408,177	(5,583,050,351)

Gross profit	355,943,401	63,044,953	765,721,245	14,919,382	(8,160,558)	1,191,468,423

Administrative expenses	(140,238,082)	(51,312,737)	(332,472,194)	(43,779,693)	7,620,000	(560,182,706)
Selling expenses	(18,946,945)	-	(430,642,510)	(974,886)	17,266	(450,547,075)
Amortization of goodwill	(15,239,474)	763,399	8,743,990	-	-	(5,732,085)

Operating income (loss)	181,518,900	12,495,615	11,350,531	(29,835,197)	(523,292)	175,006,557

Financial and holding results
Generated by assets	92,806,818	23,455,957	(686,697,997)	(49,087,687)	(38,644,361)	(658,167,270)
Generated by liabilities	(269,246,202)	(62,252,270)	(386,746,803)	(43,400,553)	39,167,653	(722,478,175)

Result for investing in other companies	-	-	924,000	19,779,285	-	20,703,285
Other income (expenses), net	(14,458,173)	(13,042,058)	(25,297,762)	84,932,309	-	32,134,316
Loss before taxes and minority interest	(9,378,657)	(39,342,756)	(1,086,468,031)	(17,611,843)	-	(1,152,801,287)

Income tax	(2,286,246)	9,212,311	37,729,237	(4,057,758)	-	40,597,544
Non-controlling interest	(31,277,446)	17,257,411	195,095,785	-	-	181,075,750
Net loss for the year	(42,942,349)	(12,873,034)	(853,643,009)	(21,669,601)	-	(931,127,993)

Amortization (1)	107,435,088	60,561,472	272,705,780	24,693,696	-	465,396,036

Consolidated information as of December 31, 2011

Total Assets	3,606,091,078	978,282,388	5,638,643,915	1,704,160,174	(477,834,106)	11,449,343,449
Total Liabilities	2,334,434,070	509,532,386	4,380,962,274	921,065,069	(477,834,106)	7,668,159,693

Additional Consolidated information as of December 31, 2011

Fixed assets acquisitions	172,828,760	26,852,611	653,359,874	97,583,216	-	950,624,461
Intangible assets acquisitions	-	-	40,864,320	-	-	40,864,320

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2010

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	2,281,345,824	291,040,193	2,173,644,000	808,012	-	4,746,838,029
Intersegment sales	10,286,283	839,560	-	52,968	(9,459,431)	1,719,380

Total sales	2,291,632,107	291,879,753	2,173,644,000	860,980	(9,459,431)	4,748,557,409
Cost of sales	(1,941,300,613)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,869,599,810)

Gross profit	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599

Administrative expenses	(111,039,585)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(365,761,154)
Selling expenses	(16,434,925)	-	(194,536,285)	(146,882)	-	(211,118,092)
Amortization of goodwill	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)

Operating income (loss)	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260

Financial and holding results
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)

Other income and expense	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
Income before taxes and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
Non-controlling interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)
Net income (loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)

Amortization (1)	82,313,533	60,221,125	207,447,087	9,475,986	-	359,457,731

Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

Additional Consolidated information as of December 31, 2010

Fixed assets acquisitions	276,764,331	23,440,069	393,435,000	3,717,542	26,989,326	724,346,268

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,714,496,751	290,483,423	2,077,860,000	9,227,266	-	4,092,067,440
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total sales	1,723,264,837	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,093,439,873
Cost of sales	(1,395,586,397)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,192,146,239)

Gross profit	327,678,440	71,205,771	508,119,394	6,852,872	(12,562,843)	901,293,634

Administrative expenses	(82,752,522)	(37,503,814)	(145,898,008)	(48,007,888)	11,413,343	(302,748,889)
Selling expenses	(15,651,136)	-	(137,999,000)	(1,012,935)	-	(154,663,071)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating income (loss)	214,040,796	34,465,355	218,688,431	(42,167,951)	(1,149,500)	423,877,131

Financial and holding results
Generated by assets	70,097,750	5,541,724	43,741,362	76,671,074	(15,771,540)	180,280,370
Generated by liabilities	(116,445,484)	(9,780,695)	(174,242,112)	151,650,399	16,921,040	(131,896,852)

Other income and expense	(2,690,431)	4,737,915	2,044,000	(6,101,697)	-	(2,010,213)
Income before taxes and minority interest	165,002,631	34,964,299	90,231,681	180,051,825	-	470,250,436
Income tax	(68,458,621)	(4,792,909)	(61,143,001)	(25,807,941)	-	(160,202,472)
Non-controlling interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (loss) for the year	57,912,788	17,421,469	(14,841,320)	154,243,884	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009

Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

Additional Consolidated information as of December 31, 2009

Fixed assets acquisitions	620,607,609	37,778,321	404,310,000	12,928,971	-	1,075,624,901

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

As of December 31, 2011, the Company maintains a consolidated purchasing position of US$ 29.5 million at the average exercise price of Ps. 4.44 per US$ and with maturities between january and june 2012. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 16.4 million, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

As of December 31, 2011, Edenor has conducted operations with derivative financial instruments aiming to guarantee the exchange rate on the amounts denominated in foreign currency which it will have to pay upon maturity of interest on its financial debt dated, April 25, 2012 and October 25, 2012, Fixed-Rate Corporate Bonds Payable at Par Class No. 9 in case of exchange rate fluctuations.

Additionally, as of December 31, 2011 and 2010, CPB entered into interest rate hedge agreements to cover principal amounting to Ps. 60 million; these agreements set the private BADLAR variable interest rate plus a 3% and 4.5% margin, as agreed in series 5 of its VCPs Global Program and the loan that CPB recived from Banco Nación, respectively. Up to the issue of these financial statements such contracts are closed.

As of December 31, 2011, the economic impact of these operations resulted in losses for Ps. 4.7 million, which are disclosed under “Financial and holding results”.

NOTE 17.  PENSION PLAN

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the year ended December 31, 2011 and 2010, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the estimated consolidated cost recognized for year ended December 31, 2011, 2010 and 2009 is as follows:

	For the years ended December 31,
	2011	2010	2009

Cost for services	5,581,562	3,481,736	2,981,994
Cost for interest	22,023,631	12,235,165	8,640,035
Amortization of actuarial losses	1,793,546	2,461,469	1,499,719
Amortization of past service cost	1,115,078	2,893,152	776,078
Net cost	30,513,816	21,071,522	13,897,825

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  (CONTINUED)

Variations in the consolidated labor liabilities as of December 31, 2011 and 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010

Liabilities at the beginning of the year	84,933,450	62,973,820
Cost of the year	5,581,562	3,481,736
Interests	22,023,631	12,235,165
Incorporation of liabilities for consolidation	14,479,643	-
Actuarial losses	40,698,791	15,050,083
Benefit payments	(14,556,721)	(8,807,355)
Liabilities at the end of the year	153,160,356	84,933,449

Liabilities at the end of the year	153,160,356	84,933,449
Unrecognized actuarial losses	(50,196,765)	(22,057,096)
Unamortized cost for past services	(8,349,197)	(8,701,778)
Liabilities at the end of the year	94,614,394	54,174,575

The actuarial assumptions used were as follows:

	2011	2010

Discount rate	29%	23%
Salaries increase	6%	6%
Inflation	2%	2%

As of December 31, 2011 and 2010, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTE 18.  CONTINGENCIES

Edenor Litigation

The present financial statements do not contemplate any post related to the claims effected to Edenor that are enunciated later, in reason of which the latter thinks that solid foundations exist of considering them to be unfounded on the basis of the mentioned in each of them and in the opinion of the legal advisers.

Presented by the Argentine Ombudsman. Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As last instance, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Presented by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria. On October 26, 2009, Edenor was notified of the complaint “Consumidores Libres Coop. Ltada. de provisión de servicios de acción  comunitaria c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed by both consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

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

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them. As of this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Presented by Consumidores Financieros Asociación civil para su defensa.   On March 31, 2010, notice of the complaint “Consumidores Financieros Asociación civil para su defensa vs. EDENOR S.A – EDESUR S.A for breach of contract” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor. The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

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

Presented by Unión de Usuarios y Consumidores. On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

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

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Such ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting  the Company ‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.   Against this decision, Unión de Usuarios y Consumidores filed a “Federal Extraordinary Appeal” which was upheld on November 3, 2011. The proceeding will be filed before the National Supreme Court.

Presented by Asociación de Defensa de Derechos de Usuarios y Consumidores (¨ADDUC¨). This is an ordinary proceeding brought by ADDUC seeking as follows: “that the Court may order the reduction or decrease of penalty or default interest that Edenor charges to consumers that pay their bills after “the first maturity date” of the service it provides, since it breaches Section 31 of Act No. 24.240 by declaring the inapplicability of the pacts or conventions stipulating the interest rates applicable to electric power users  –and its unconstitutionality– and ordering the return or interest illegally collected from service users from August 15, 2008 to the date on which the defendant complies with the interest reduction order. Furthermore, they request the reimbursement of the value-added tax (VAT) and other taxes collected on the illegally collected surcharge portion”.

On November 11, 2011, Edenor answered the complaint, filing “on a pre-trial basis” the “Lack of legal standing to sue and lis pendens” defenses, and requesting the serving of a summons on the ENRE as third party obligor. Notice of such claims was served on the other party.

EDESAL Litigation

By Resolution No. 127 dated November 30, 2000, the Federal Administration of Public Revenues (“AFIP”) challenged the Value Added Tax (“VAT”) returns for the january 1994 - october 1999 fiscal years and determined through a sua sponte assessment the tax for such periods, claiming the payment of the differences which, as of December 31, 2011 and 2010, amounted to approximately Ps. 26.3 and Ps. 24.7 million, respectively. Such amount includes interest accrued through the closing date of the financial statements as well as fines.

The origin of the claim is that the AFIP believes that the “Municipal Tax” that EDESAL collected from its customers on behalf of the Municipalities is a part of the VAT taxable base as it is included in the price of the electric power delivered, whereas in the opinion of Distribuidora San Luis it is exactly the opposite.

On December 27, 2000, EDESAL filed an appeal against the sua sponte assessment made by the AFIP with the Federal Tax Court, whose decision, rendered on November 27, 2002, agreed with the AFIP’s criterion.  On February 12, 2003, EDESAL appealed the decision before the Federal Court of Appeals, which, on September 19, 2006 pronounced judgment in favor of the company, although it imposed court costs on both parties. Finally, EDESAL filed an extraordinary appeal requesting that the court costs be entirely imposed on the AFIP. The tax authorities, in turn, filed an ordinary and an extraordinary appeal against judgment rendered with the Supreme Court.

On December 29, 2011, the Supreme Court of Justice rendered a decision entertaining Distribuidora San Luis’ criterion and disallowing the ordinary motion of appeal instituted by the Treasury against the Chamber of Appeal's decision and declaring it vacant, and charging the AFIP with the resulting judicial costs.

Furthermore, the AFIP carried out similar reviews for subsequent periods. In this regard, and with the same arguments, the tax authorities claimed, tax differences for approximately Ps. 18.5 million for the periods between November 1999 and December 2004, including interest accrued through the closing date of the financial statements as well as fines. EDESAL has rejected the assessments made by the AFIP and filed an appeal with the Federal Tax Court, which is awaiting resolution by the administrative authority.

In December 2011, EDESAL filed a writ before the TFN informing it of the Supreme Court’s decision to sustain EDESAL’s criterion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Additionally, on December 23, 2011, EDESAL was served notice of the sua sponte decision regarding the income tax for the fiscal years 2002 through 2006, where the AFIP makes charges regarding the application of certain provisions of the Income Tax Act to certain loan transactions to affiliates (presumed interest) and the challenge of the expenses associated with the accounting registration of quality of the service fines. The involved tax differences amount to approximately Ps. 12.3 million, including accrued interest and penalties as at the date hereof. This decision will be appealed by the TFN.

In view of the foregoing, EDESAL believes that the recording of an accrual for this concept is not necessary.

EDESA Litigation

In April 2001, the AFIP challenged the Income tax returns filed by EDSA for fiscal years 1997 and 1998 on the grounds that the works carried out with the funds deriving from the Special Fund for the Electric Power Development of Argentine Provinces (“FEDEI”) were subject to income tax, thus rejecting the income tax deduction related to allowances for doubtful tax accounts. Furthermore, such adjustments resulted in the objection of the minimum presumed income tax return for fiscal period 1998.

On April 30, 2001, EDESA filed an appeal against the assessments referred to above with the Federal Tax Court, which, as of the date of issuance of these financial statements, has not yet pronounced any judgment.

On November 7, 2005, the AFIP informed EDESA that, according to its interpretation, the company reorganization notified by Distribuidora Salta in 2001 (merger of CESA into Distribuidora Salta) did not comply with the requirements set forth by the Income Tax Law and its Regulatory Decree. Consequently, neither CESA’s accumulated and effective tax loss carry forwards nor its tax exemptions pending use could be transferred to EDESA, the surviving company.

In November 2005, EDESA filed an appeal against the above-mentioned AFIP’s resolution. On November 4, 2008, the AFIP notified its decision to reject the appeal lodged.

On February 10, 2009, EDESA filed proceedings against such administrative decision with the Federal Justice on the grounds that it was an administrative act that could only be objected by means of a legal action.

On August 19, 2009, the AFIP, through Resolution No. 151/09, notified the EDESA of a sua sponte assessment of the income tax for the referred to 2000 - 2002 fiscal periods.

On September 8, 2009, the EDESA filed with the Federal Tax Court an appeal against such resolution, rejecting the totality of the charges questioned, and a motion to dismiss based on the fact that the claims at issue were being litigated in another lawsuit, thus requesting that the Tax Court abstain from issuing an opinion until the Federal Court of Salta rendered judgment. This petition may be either accepted or not by the Tax Court.

Should such situation be confirmed, the final conclusion as to the admissibility and the final amount of the adjustment, if applicable, will be determined by the Federal Justice. Therefore, no accrual has been recorded in this regard, based on the favorable substantial grounds that EDESA believes to have.

In view of the foregoing, EDESA believes that the recording of an accrual for this concept is not necessary. Consequently, the financial statements must be read in the light of these circumstances.

Loma de La Lata

Minimum Presumed Income Tax. Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. As the injunctive relief was rejected by the Court, the Company appealed the decision.

On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, and Loma de la Lata appealed this decision on June 27.

Although on August 24, 2011 Loma de la Lata was served notice of the Chamber’s decision upholding the disallowance of the injunctive relief, the analysis of substantive issues is still in course.

The declaratory relief brought by the Company is still pending in Court. Despite the denial of injunctive relief, the Company expects a favorable outcome regarding the substance of the claim.

Pampa Energía

Tax refund claim

On September 28, 2010 a tax refund claim was filed before the Tax Office – Federal Administration of Public Revenue (Dirección General Impositiva – Administración Federal de Ingresos Públicos, or AFIP for its Spanish acronym) regarding the minimum presumed income tax for the fiscal years 2008 and 2009. This claim seeks the refund of Ps. 6,050,136 and Ps. 8,197,357 corresponding to the fiscal years 2008 and 2009, respectively, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, on December 30, 2010 the Company brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously sought interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or imposing measures against the Company.

On May 10, 2011, the Court passed judgment disallowing the granting of the interim injunctive relief requested by the Company, and the Company appealed the Court decision. Finally, on August 3, 2011, the Chamber of Appeals upheld the ruling by the First Instance Court regarding the dismissal of the injunctive relief.

Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay the referred tax.

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, which decision was appealed by the Company on August 2. Finally, on September 26, 2011, the Company was served notice of the Chamber decision upholding the disallowance of the injunctive relief.

As at December 31, 2011, the Company held a provision for the minimum presumed income tax for fiscal year 2010 amounting to Ps. 9,518,278, including compensatory interest.

Both the tax refund claim and the declaratory relief brought by the Company are still pending in Court. Despite the denial of injunctive relief, the Company expects a favorable outcome regarding the substance of the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19: SIGNIFICANT TRANSACTIONS IN INVESTMENTS

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price was US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method and based on market value measurements of the main acquired assets and liabilities. As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” amounted to Ps. 63.1 million (98% directly and 2% through Pampa Participaciones), compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

Acquisition of EGSSA

On October 11, 2011, Edenor accepted an offer by the Company to acquire, subject to a condition precedent, shares representing 78.57% of the shares and voting rights of an investing company to be organized, which will hold 99.99% of the shares and voting rights in EGSSA, together with 0.01% of the capital stock of this company. The condition precedent of this transaction consists of the actual implementation of the demerger process described in Note 8.a to the consolidated financial statements within a maximum term of 24 months as from the offer acceptance date.

The total and final price amounts to US$ 10,848,537, US$ 2,169,537 of which were paid by the Company on October 31, 2011; the balance, which amounts to US$ 8,678,830 will be repaid 24 months after the offer acceptance date. This latter amount will accrue an annual 9.75% interest rate, which will be payable on a semester basis.

Furthermore, the Company undertook to provide for its cancellation through the repayment without penalty or the acquisition through an assignment, on October 31, 2011, of the financial loan granted by Edenor to EGSSA for a total amount of US$ 4,169,987 plus interest accrued until its cancellation date. This commitment has been honored together with the above mentioned payment.

Five days after completing EMDERSA's demerger, Edenor will transfer to the Company the shares of EGSSA’s investing company, which will pledge them in favor of Edenor to guarantee the full payment of the price balance. If the condition precedent is not met, the initial payment amount will be reimbursed to the Company within a term of five days plus interest at an annual 6% interest rate.

As at the issuance hereof, the condition precedent has not been met and, therefore, the acquisition has not been recorded yet.

Reduction of capital stock in Inversora Ingentis

On December 21, 2011, at Inversora Ingentis' Extraordinary General Meeting of Shareholders, the reduction of its capital stock by 176,520,000 shares was approved, which was instrumented as follows:

-	2,744,932 ordinary shares with a face value of Ps. 1 each owned by the Company in order to absorb accumulated losses for the amount of Ps. 2,744,932;
-	100,000,000 preferred shares with a face value of Ps. 1 each, a 40.5 % of which are owned by the Company and a 59.5% of which are owned by Pampa Inversiones, for the amount of Ps. 100,000,000;
-	73,775,068 ordinary shares with a face value of Ps. 1 each owned by the Company for the amount of Ps. 73,775,068.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

In consideration of the partial cancellation of its equity interest in Inversora Ingentis, the Company has obtained receivables for the sale of assets with Central Térmica Loma S.A. and Central Térmica Güemes S.A. for the amounts of Ps. 10,479,259 and Ps 1,961,894, respectively, and has offset financial debts with its subsidiary which were in force at the date of the reduction pursuant to the different loans granted by the latter.

As a result of this operation, Inversora Ingentis’ capital stock is now made up of 11,000,000 shares wholly owned by the Company.

NOTe 20: EDENOR ECONOMIC AND FINANCIAL SITUATION

In the year ended December 31, 2011, the indirect controlled company Edenor recorded a significant fall in its operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the delay in obtaining rate increases and cost adjustments recognition (“MMC”), requested in the presentations made until now by Edenor in accordance with the terms of the Adjustment Agreement described in Note 7, and the continuous increase of its operating costs that allow Edenor to maintain the level of the service.

It is worth mentioning that in compliance with the terms of the Adjustment Agreement, Edenor has maintained the quality of the distribution service, satisfying the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the increase recorded in the costs associated to the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling investments, as detailed in Note 9, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain of our estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investments plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this framework, Edenor has started the corresponding presentations process before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Should the conditions existing as of the date of these consolidated financial statements continue, the Board of Directors of Edenor believes that the situation above described will continue to deteriorate. The cash flows and operating results for the next year, and financial ratios, will be negatively impacted.

The outcome of the distribution tariff renegotiation is uncertain both as to its timing and final form. If during the next year: i) the new tariff schedules are not issued by ENRE; ii) Edenor would not be granted of other mechanism for compensating its cost increases, and/or iii) would not get from the National Government other mechanism that provides it with financing for our cost increases, it is likely to have insufficient liquidity and will consequently be required to implement various measures as detailed above, to preserve cash and enhance our liquidity. Nevertheless, Edenor cannot assure you that any additional financing could be obtained on acceptable terms. As such, there is significant risk that should any of these measures, individually or in the aggregate, not be achieved, it would have a material adverse impact on Edenor and this company may need to seek other liquidity resources. Edenor may need to enter in a renegotiation process with its creditors in order to obtain changes in the terms of our obligations to ease its financial condition.

Given the fact that the realization of the projected measures to revert the negative trend manifested in the current year depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, its Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year. However, both Edenor and the Company’s consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  (CONTINUED)

Although Edenor represents approximately 52% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its indirect controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

(i)       There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;

(ii)     Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;

(iii)    Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date in 2007;

(iv)    There are and there have been no significant balances or transactions between Pampa Energía and Edenor;

(v)     The Company is not contractually obliged to render financial assistance to Edenor.

(vi)    Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 7 – Subsidiaries Regulatory Framework.

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the indirect controlled company Edenor (fixed assets, intangible assets and goodwill values) as described in Note 2 - Fixed assets and intangible assets recoverability assessment, which resulted in the recognition of an impairment loss in income for Ps. 557.8 million, net of deferred tax (of the applicable concepts).

NOTe 21: MERGER WITH SUBSIDIARIES

On December 30, 2011, the Company’s Board of Directors resolved to initiate proceedings aiming to jointly absorb the companies Pampa Generación and Inversora Ingentis, as well as the demerged assets and liabilities corresponding to the investing and counseling activity spun off from Powerco, concluding that it is beneficial for the four companies to merge into one company under the terms of tax neutrality in order to optimize resources by simplifying their administrative and operative corporate structure

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

22.1 Application of International Financial Reporting Standards (IFRS)

The Company will fully adopt IFRS as issued by the International Accounting Standards Board (IASB) as from fiscal year commenced on January 1, 2012. The presentation of the consolidated financial statements at December 31, 2011 will be adjusted for comparative purposes as a result of the adoption of IFRS. The impact of the adoption of IFRS is presented in note 22.2 which includes a reconciliation of shareholders’ equity at January 1, 2011 (date of transition to IFRS) and December 31, 2011 and a reconciliation of comprehensive income for the year ended December 31, 2011. In addition, Notes 22.3 and 22.4 present the main differences between Argentina GAAP and IFRS in:

(i)       the statements of financial position at December 31, 2011 and January 1, 2011,

(ii)     the statement of comprehensive income for the year ended December 31, 2011, and

(iii)    the statement of cash flows for the year ended December 31, 2011.

The following standards and amendments have been issued by the IASB and although they are not effective they have been adopted early by the Company as from January 1, 2011:

1)       IAS 1 revised “Presentation of Financial Statements”

2)       IAS 19 revised “Employee benefits”.

3)       IAS 27 revised “Separate financial statements”.

4)       IAS 28 revised “Investment in associates and joint ventures”.

5)       IFRS 9 “Financial Instruments”.

6)       IFRS 10 “Consolidated financial statements”.

7)       IFRS 11 “Joint Arrangements”.

8)       IFRS 12 “Disclosure of interests in other entities”.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

a.     Estimates

Estimates at December 31, 2011 and January 1, 2011 under IFRS are consistent with the estimates made in accordance with Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

b.     Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value, and was applied by the Company according to the events and circumstances in place at the date of transition.

c.      Non-controlling interests

Non-controlling interests are classified and measured according to IFRS 10, which was early adopted by the Company at January 1, 2011. Requirements for accounting for changes in a parent’s ownership interest in a subsidiary that did not result in a loss of control were applied prospectively. Under previous GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in loss of control as business combinations. The Company did not restate these acquisitions prior to transition date.

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

•       Derecognition of financial assets and liabilities

•       Hedge accounting

•       Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

a.     Business combinations

IFRS 1 enables prospective application of IFRS 3, “Business combinations” as from the date of transition or from an specific date prior to the date of transition. This exemption releases the Company from retrospectively applying that standard, which would imply restatement of all business combinations prior to the date of transition. The Company has elected to prospectively apply IFRS 3 to all business combinations which have taken place after the date of transition. The business combinations prior to the date of transition have not been restated. However, in relation to the acquisition of Edenor and Inversora Diamante, under IFRS the Company reclassified from goodwill to intangible assets the concession agreement acquired.

b.     Fair value or revalued amount as deemed cost

The Company has elected to value property, plant and equipment at historical depreciated cost at January 1, 2011, in compliance with IFRS, except for CPB, for which  fair value was used as deemed cost at the date of transition.

c.      Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

The Company has elected not to retrospectively apply IFRIC 12 “Service Concession Arrangements” to the concessions of the subsidiary EDEN since it was impracticable. IFRIC 12 is not applicable to the concessions of the rest of the subsidiaries.

Reconciliations between Argentine GAAP and IFRS

•         Note 22.2 presents a reconciliation between Argentine GAAP and IFRS of shareholders' equity at December 31, 2011 and January 1, 2011 (transition date), as well as a reconciliation of comprehensive income for the year ended December 31, 2011. Also, detailed explanation of each reconciliation adjustment is disclosed in such note.

•         Note 22.3 presents IFRS statements of financial position at December 31, 2011 and January 1, 2011 and the IFRS statement of comprehensive income for the year ended December 31, 2011.

•         Note 22.4 shows the main differences between Argentine GAAP and IFRS as they relate to the statement of cash flows for the year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

22.2 Reconciliation of the sharehoders’ equity at December 31, 2011 and January 1, 2011

	Note	12.31.11	01.01.11

Sharehoders’ equity under Argentine GAAP		2,358,768,426	3,280,951,067
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(13,102,781)	943,741
Capitalization of borrowing costs	(b)	(30,742,183)	(26,812,411)
Effect of adjustments on investments in joint ventures	(c)	(26,609,530)	(23,175,990)
Inventory valuation	(d)	(1,050,663)	(105,654)
Valuation of assets held for sale	(e)	-	(7,527,973)
Derecognition of negative goodwill	(f)	9,447,635	24,392,958
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)	-
Results related to defined benefit plans	(h)	(30,438,511)	(17,608,188)
Purchase of ADRs and shares in Edenor	(i)	19,534,750	(26,146,237)
Reversal of goodwill amortization	(j)	425,136	-
Restatement of business combinations	(k)	505,936,374	-
Acquisition of additional non-controlling interest	(l)	3,452,000	-
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)	-
Deferred income tax	(n)	(128,125,309)	(33,836,149)
Non-controlling interests	(o)	(51,928,898)	4,147,075
Pampa Energía sharehoders’ equity under IFRS		2,439,370,401	3,175,222,239
Non-controlling interests under IFRS		969,353,541	1,035,601,544
Sharehoders’ equity under IFRS		3,408,723,942	4,210,823,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

Reconciliation of the total comprehensive income for the year ended December 31, 2011

	Note	12.31.11

Total Consolidated Comprehensive Income under Argentine GAAP		(931,127,993)
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(14,046,522)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(1,035,434)
Inventory valuation	(d)	(945,009)
Valuation of assets held for sale	(e)	7,527,973
Reversal of negative goodwill amortization	(f)	(14,945,323)
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)
Results related to defined benefit plans	(h)	214,945
Purchase of ADRs and shares in Edenor	(i)	46,523,725
Reversal of goodwill amortization	(j)	425,136
Restatement of business combinations	(k)	505,936,374
Additional loss on assets classified as held for sale and subsidiaries sold	(l)	(164,031,045)
Deferred income tax	(n)	(98,855,005)
Non-controlling interests	(o)	(62,615,221)
Comprehensive Income under IFRS		(743,068,171)

Results related to defined benefit plans		(11,413,507)
Income tax		7,075,226
Other comprehensive Income under IFRS		(4,338,281)

Non-controlling interests under IFRS		(87,337,269)
Total comprehensive Income under IFRS		(834,743,721)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i) Revaluation of property, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB. Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228,051,030. As a consequence of such revaluation, the Company recorded an increase in the book value of CPB amounting to  Ps.134,874,133 at January 1, 2011 charged to retained earnings. As of December 31, 2011, the effect on the sharehoders’ equity is an increase of  Ps. 106,251,237. During the year ended December 31, 2011, the Company recorded a higher depreciation charge of  Ps. 28,622,896 as a result of revaluating this property.

ii) Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to  Ps. 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the year ended December 31, 2011, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of  Ps. 14,576,374.

(b)  Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange  differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on the sharehoders’ equity is a reduction of  Ps. 30,742,183 and of  Ps. 26,812,411 at December, 31 2011 and January, 1 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of  Ps. 3,929,772.

(c)   Effect of adjustments on investments in joint ventures

These adjustments correspond to Citelec, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the interest in that company is valued using the equity method of accounting.

The IFRS adjustments on the investments in joint ventures are the followings:

i) Depreciation of property, plant and electricity transmission equipment

In accordance with Argentine GAAP, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii) Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line proyect Comahue – Cuyo (“COM”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

In concordance with Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchange differences were capitalized.

In accordance with IFRS,

a)        agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognised based on future cash flows to receive, associated to the fourth- line construction services.

b)       the effect of inflation accounting was reversed, as well as capitalised exchange differences.

iii) Recognition of results related to defined benefit plans

See the explanation provided in Note 22.2 (i).

iv) Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v) Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

The detail of the effect on equity by type of adjustment is as follows:

	12.31.11	01.01.11
Depreciation of property, plant and equipment for transmission of electricity	(57,062,860)	(47,059,658)
Recognition of financial assets related to the fourth line project	(6,492,169)	(12,028,560)
Recognition of results related to defined benefits plans	(19,734,853)	(13,150,686)
Deferred income tax	29,151,458	25,283,616
Non-controlling interest	27,528,894	23,779,298
Effect of adjustments on interests in joint ventures	(26,609,530)	(23,175,990)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

The detail of the effect on profit and loss by type of adjustment is as follows:

12.31.11
Depreciation of property, plant and equipment for transmission of electricity	(10,003,202)
Recognition of financial assets related to the fourth-line project	5,536,391
Recognition of results related to defined benefits plans	585,495
Deferred income tax	1,358,461
Non-controlling interest	1,487,421
Effect of adjustments on investments in joint ventures	(1,035,434)

(d)  Inventory valuation

In accordance with Argentine GAAP, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the net realizable value. The effect on shareholders' equity is a reduction of Ps. 1,050,663 and  Ps. 105,654 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 945,009.

(e)   Valuation of assets held for sale

In accordance with Argentine GAAP, at January 1, 2011, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale.  Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell.  Since the fair value less cost to sell is higher than the book value, it is valued at book value.  Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for  Ps. 7,527,973 at January 1, 2011.

On December 2, 2011, the Company disposed its investment in Ingentis through a common stock reduction mentioned in Note 9. Consequently, the IFRS adjustment reflects a gain of  Ps. 7,527,973 as of December 31, 2011.

(f)    Derecognition of negative goodwill

In accordance with Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for  Ps. 9,447,635 and  Ps. 24,392,958 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of  Ps. 14,945,323.

(g)   Application of IFRIC 12 to service concession agreements

In accordance with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(h)  Results related to defined benefit plans

In accordance with Argentine GAAP, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded and costs for past services not amortized at the date of transition in retained earnings. The effect on shareholders' equity is a reduction for Ps. 30,438,511 and  Ps. 17,608,188 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a gain of  Ps. 214,945.

(i)    Purchase of ADRs and shares in Edenor

In accordance with Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal.  Under IFRS, these shares and ADRs of Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control.  Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital at the date of transition. As of December 31, 2011 the effect on the shareholders´ equity is an increase of Ps. 19,534,750 (produced by an increase in the result of the year of Ps. 55,758,014, a decrease in retained earnings of Ps. 54,531,730, a decrease in non-controlling interest of Ps. 9,234,289 and an increase in additional paid-in capital of Ps. 27,542,755). This effect is attributed as a decrease in financial assets of  Ps. 39,249,602 and an increase in non-controlling interest of  Ps. 58,784,352. As of January 1, 2011, the effect on the shareholders´ equity is a decrease of  Ps. 26,146,237 (produced by a decrease in retained earnings of  Ps. 54,531,730 and an increase in additional paid-in capital of  Ps. 28,385,493). This effect is attributed as a decrease in financial assets of Ps. 96,565,190 and an increase in non-controlling interest of Ps. 70,418,953. A of December 31, 2011, the effect of this adjustment on the income statement is a gain of  Ps. 46,523,725.

(j)    Derecognition of amortization of goodwill

In accordance with Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of December 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of  Ps. 425,136.

(k)  Restatement of business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA, EMDERSA and AESEBA:

i)      Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, after considering all the below explained adjustments, mainly by derecognizing the negative goodwill of acquired companies plus some differences arising from a lower amount of net assets acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

ii)     Transaction cost

Under Argentine GAAP, transaction costs are part of the consideration paid. Under IFRS, such costs are not part of the considerated paid and are expensed as incurred. The effect on results for the year ended December 31, 2011 is a loss of  Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

The following table summarizes the effect in equity and results by type of adjustment:

12.31.11
Bargain purchase	511,223,693
Transaction costs	(5,287,319)
Restatement of business combinations	505,936,374

(l)    Acquisition of additional non-controlling interest

This corresponds to the additional acquisition of a non-controlling interest which, according to Argentine GAAP the difference between the fair value of non-controlling interests and the consideration paid was recorded as negative goodwill. Under IFRS, such difference was recorded as additional paid-in capital.

(m)   Additional loss on assets classified as held for sale and subsidiaries sold

The  reconciling  item  corresponds  to the additional loss, under IFRS, over  the  assets  held for sale as a result of: i) the differences between the  fair  value  of net assets acquired at the time of acquisition and the effect  of the negative goodwill that under IFRS is considered as a gain on  bargain  purchase; and ii)  additional loss under IFRS from the sale of  EDESAL  as a result of the negative goodwill recognized under Argentine GAAP  that was previously recognize as a gain under IFRS. The fair value less cost to sale was conceptually similar under both Argentine GAAP and IFRS, the difference arises from its basis of valuation at acquisition.

(n)  Deferred income tax

 Deferred tax liabilities for inflation adjustment

In accordance with Argentine GAAP, some subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes.  Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

	12.31.11	01.01.11
Deferred tax liabilities for inflation adjustment	(2,064,717)	(2,214,391)
Deferred income tax on IFRS conversion adjustments	(126,060,592)	(31,621,758)
Deferred income tax	(128,125,309)	(33,836,149)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

The detail of the effect on profit and loss is as follows:

12.31.11
Deferred tax liabilities for inflation adjustment	149,674
Deferred income tax on IFRS conversion adjustments	(99,004,679)
Deferred income tax	(98,855,005)

(o)   Non-controlling interests

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS at December 31, 2011 and January 1, 2011, respectively.

22.3 Reconciliation of the consolidated statements of financial position at December 31, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(b)	7,667,912,556	(732,606,358)	(1,063,849,638)	5,871,456,560
Intangible assets	(c)	15,646,263	-	1,667,401,741	1,683,048,004
Investments in joint ventures	(d)	-	265,309,160	(26,609,530)	238,699,630
Investments in associates	(e)	139,316,354	-	(1,018,319)	138,298,035
Other investments at amortized cost		77,513	-	-	77,513
Financial assets at fair value through profit or loss		546,063,287	-	-	546,063,287
Deferred income tax assets	(f)	175,628,031	-	(59,053,859)	116,574,172
Trade and other receivables		389,335,580	(25,761,565)	-	363,574,015
Other assets		67,554,270	(67,554,270)	-	-
Total non current assets		9,001,533,854	(560,613,033)	516,870,395	8,957,791,216

CURRENT ASSETS
Inventories	(g)	39,009,916	-	(1,050,663)	37,959,253
Infrastructure under construction	(h)	-	-	45,504,000	45,504,000
Trade and other receivables		1,732,886,546	(84,081,205)	-	1,648,805,341
Financial assets at fair value through profit or loss	(i)	70,651,725	-	52,786,802	123,438,527
Derivative financial instruments		1,315,707	-	-	1,315,707
Cash and cash equivalents	(j)	454,045,300	(67,280,701)	(92,036,404)	294,728,195
Total current assets		2,297,909,194	(151,361,906)	5,203,735	2,151,751,023
Assets of disposal groups classified as held for sale	(k)	149,900,401	-	929,243,955	1,079,144,356
Total assets		11,449,343,449	(711,974,939)	1,451,318,085	12,188,686,595

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	30,994,755	1,538,432,484
Directors´ options reserve	(m)	55,427,056	-	186,033,293	241,460,349
Legal reserve		27,396,793	-	-	27,396,793
Accumulated losses	(n)	(545,804,047)	-	(136,426,073)	(682,230,120)
Equity attributable to equity holders of the parent		2,358,768,426	-	80,601,975	2,439,370,401
Non-controlling interest	(o)	1,422,415,330	(260,363,861)	(192,697,928)	969,353,541
Total shareholders' equity		3,781,183,756	(260,363,861)	(112,095,953)	3,408,723,942

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,448,487,453	(20,163,297)	-	1,428,324,156
Borrowings		2,770,919,436	(323,437,908)	-	2,447,481,528
Deferred revenue	(p)	-	-	157,338,000	157,338,000
Payroll and social security liabilities		23,584,607	-	-	23,584,607
Defined benefits plans	(q)	79,725,648	(14,971,237)	45,688,511	110,442,922
Deferred tax liabilities	(f)	446,057,626	(12,829,382)	444,964,527	878,192,771
Tax liabilities		45,675,917	-	-	45,675,917
Provisions		69,975,102	-	-	69,975,102
Total non current liabilities		4,884,425,789	(371,401,824)	647,991,038	5,161,015,003

CURRENT LIABILITIES
Trade and other payables		1,273,233,472	(32,249,889)	-	1,240,983,583
Borrowings		903,068,420	(9,267,360)	-	893,801,060
Payroll and social securities liabilities		353,584,576	(28,684,443)	-	324,900,133
Defined benefits plans		14,888,746	-	-	14,888,746
Tax liabilities		227,559,673	(10,007,562)	-	217,552,111
Provisions		11,399,017	-	-	11,399,017
Total current liabilities		2,783,733,904	(80,209,254)	-	2,703,524,650
Liabilities of disposal groups classified as held for sale	(k)	-	-	915,423,000	915,423,000
Total liabilities		7,668,159,693	(451,611,078)	1,563,414,038	8,779,962,653
Total shareholders' equity & liabilities		11,449,343,449	(711,974,939)	1,451,318,085	12,188,686,595

 (*) It corresponds to the balances included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications in order to conform to IFRS disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

Reconciliation of the consolidated statements of financial position at January 1, 2011

			Transition to IFRS
	Note	Argentine GAAP	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(b)	6,563,165,793	(746,008,331)	108,061,722	5,925,219,184
Intangible assets	(c)	840,910,770	-	136,830,076	977,740,846
Investments in joint ventures	(d)	-	283,613,496	(23,175,990)	260,437,506
Other investments at amortized cost		481,680	-	-	481,680
Deferred income tax assets	(f)	146,159,704	-	(96,870,932)	49,288,772
Inventories	(g)	638,632	-	-	638,632
Trade and other receivables		331,864,095	(20,159,337)	-	311,704,758
Other assets		90,286,475	(90,286,475)	-	-
Total non current assets		7,973,507,149	(572,840,647)	124,844,876	7,525,511,378

CURRENT ASSETS
Inventories	(g)	29,678,642	-	(105,654)	29,572,988
Trade and other receivables		1,121,379,180	(72,523,930)	-	1,048,855,250
Financial assets at fair value through profit or loss	(i)	186,500,899	-	334,270,841	520,771,740
Other investments at amortized cost		75,055,529	-	-	75,055,529
Cash and cash equivalents	(j)	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Total current assets		2,321,312,109	(124,924,426)	(96,670,844)	2,099,716,839
Assets of disposal groups classified as held for sale	(k)	128,091,604	-	(7,527,973)	120,563,631
Total assets		10,422,910,862	(697,765,073)	20,646,059	9,745,791,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	28,385,493	1,535,823,222
Directors´ options reserve	(m)	46,481,704	-	186,033,293	232,514,997
Legal reserve		27,396,793	-	-	27,396,793
Retained earnings	(n)	385,323,946	-	(320,147,614)	65,176,332
Equity attributable to equity holders of the parent		3,280,951,067	-	(105,728,828)	3,175,222,239
Non-controlling interest	(o)	1,587,453,391	(278,010,663)	(273,841,184)	1,035,601,544
Total shareholders' equity		4,868,404,458	(278,010,663)	(379,570,012)	4,210,823,783

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,063,196,693	(26,611,639)	-	1,036,585,054
Borrowings		1,994,572,167	(267,245,850)	-	1,727,326,317
Payroll and social security liabilities		19,277,000	-	-	19,277,000
Defined benefits plans	(q)	51,384,349	(10,115,095)	17,608,188	58,877,442
Deferred tax liabilities	(f)	528,905,850	(17,287,320)	382,607,883	894,226,413
Tax liabilities		46,664,204	-	-	46,664,204
Provisions		11,326,505	-	-	11,326,505
Total non current liabilities		3,715,326,768	(321,259,904)	400,216,071	3,794,282,935

CURRENT LIABILITIES
Trade and other payables		704,462,392	(41,157,534)	-	663,304,858
Borrowings		661,046,691	(26,282,888)	-	634,763,803
Payroll and social securities liabilities		234,355,217	(17,807,198)	-	216,548,019
Defined benefits plans		2,790,226	-	-	2,790,226
Tax liabilities		171,295,524	(13,246,886)	-	158,048,638
Derivative financial instruments		7,253,000	-	-	7,253,000
Provisions		57,976,586	-	-	57,976,586
Total current liabilities		1,839,179,636	(98,494,506)	-	1,740,685,130
Total liabilities		5,554,506,404	(419,754,410)	400,216,071	5,534,968,065
Total Liabilities and Shareholders´ Equity		10,422,910,862	(697,765,073)	20,646,059	9,745,791,848

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2010 approved by the Board of Directors with certain reclassifications in order to conform to IFRS disclosures.

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(b)  Property, plant and equipment

The detail of the adjustments is as follows:

	12.31.11	01.01.11
Impact for revaluation of property, plant and equipment	106,251,237	134,874,133
Capitalization of borrowing costs	(30,742,183)	(26,812,411)
Application of IFRIC 12 to service concession arrangements	(759,514,000)	-
Impairment charge on property, plant and equipment	(392,009,692)	-
Effect on Property, plant & equipment	(1,076,014,638)	108,061,722

(c)   Intangible Assets

The detail of the adjustments is as follows:

	12.31.11	01.01.11
Reversal of negative goodwill amortization	22,441,896	24,392,958
Application of IFRIC 12 to service concession arrangements	793,004,000	-
Reclassification of intangible assets from goodwill	606,617,578	246,367,510
Reversal of goodwill amortization	425,136	-
Restatement of business combinations	484,718,149	-
Impairment charge on intangible assets	(119,354,018)	(133,930,392)
Discontinued operations	(120,462,000)	-
Effect on Intagible assets	1,667,390,741	136,830,076

Under Argentine GAAP, goodwill is disclosed as a separate caption in the consolidated statement of financial position. Under IFRS, goodwill is reclassified to intangible assets.

(d)  Investments in joint ventures

See Note 22.2 (c).

(e)   Investments in associates

See Note 22.2 (k) in relation to the accounting treatment of the transaction costs related to the acquisition of EPCA.

(f)    Deferred income tax assets and liabilities

It corresponds to the effect on the deferred income tax of the adjustments and reclassifications to convert into IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(g)   Inventories

See Note 22.2 (e).

(h)  Infrastructure under construction

See Note 22.2 (g).

(i)    Financial assets at fair value through profit or loss

See Notes 22.2 (i) and 22.3 (j).

(j)    Cash and cash equivalents

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

(k)  Assets and liabilities of disposal groups classified as held for sale

Under Argentine GAAP Assets and liabilities of disposal groups classified as held for sale are included within “Other current assets available for sale”. Under IFRS Assets and liabilities of disposal groups classified as held for sale are included in a separate line item within current assets and current liabilities, respectively.

(l)    Additional paid-in capital

See Notes 22.2 (i) and 22.2 (l).

(m)   Directors’ option reserve

It corresponds to the impact of an additional compensation as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the Directors beneficiaries.

(n)  Accumulated losses / retained earnings

It corresponds to the impact of IFRS conversion adjustments on accumulated losses / retained earnings, where applicable.

(o)   Non-controlling interests

Under Argentine GAAP, the portion of equity un a subsidiary not attributable or indirectly to a parent is classified as a separate component between the liability and equity sections of the balance sheet. Net loss for the year excludes earnings attributable to the non-controlling interest.

Under IFRS, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net loss is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests.

In addition, the adjustment represents the effect of the foregoing adjustments in the non controlling interests under Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(p)  Deferred revenue

See Note 22.2 (g).

(q)  Defined benefit plans

See Note 22.2 (h).

22.4 Reconciliation of the consolidated comprehensive income for the year ended December 31, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Discontinued operations (b)	Remaining effects	IFRS
Revenues	(c)	6,774,518,774	(316,305,333)	(736,157,184)	92,420,000	5,814,476,257
Cost of sales	(d)	(5,583,050,351)	253,260,380	408,643,883	(196,449,648)	(5,117,595,736)
Gross profit		1,191,468,423	(63,044,953)	(327,513,301)	(104,029,648)	696,880,521

Selling expenses	(e)	(450,547,075)	-	97,300,967	22,305,000	(330,941,108)
Administrative expenses		(560,182,706)	51,245,111	97,361,531	-	(411,576,064)
Other operating income	(f)	-	-	-	134,111,305	134,111,305
Other operating expenses	(f)	-	-	-	(78,899,909)	(78,899,909)
Share profit (loss) of joint arrangements and associates	(g)	20,703,285	(18,304,336)	(924,000)	(1,035,434)	439,515
Impairment charges of property, plant and equipment and intangible assets	(h)	-	-	-	(647,724,766)	(647,724,766)
Results from valuation of assets available for sale	(i)	-	-	164,031,045	(164,031,045)	-
Excess of fair value of net assets acquired over cost	(j)	-	-	-	505,936,374	505,936,374
Goodwill amortization	(k)	(5,732,085)	-	(572,000)	6,304,085	-
Operating profit (loss)		195,709,842	(30,104,178)	29,684,242	(327,064,038)	(131,774,132)

Finance income	(l)	82,959,392	(19,362,502)	10,909,980	31,269,000	105,775,870
Finance cost		(573,251,357)	44,358,929	47,809,314	-	(481,083,114)
Other financial results	(m)	(890,353,480)	13,792,345	55,988,723	670,483,165	(150,089,247)
Finance results, net		(1,380,645,445)	38,788,772	114,708,017	701,752,165	(525,396,491)
Other income/expenses, net	(n)	32,134,316	13,030,755	2,518,352	(47,683,423)	-
Profit (loss) before income tax from continued operations		(1,152,801,287)	21,715,349	146,910,611	327,004,704	(657,170,623)

Income tax and minimun notional income tax expense	(o)	40,597,544	(4,457,938)	(15,127,836)	(53,662,389)	(32,650,619)
Profit (loss) from continued operations		(1,112,203,743)	17,257,411	131,782,775	273,342,315	(689,821,242)
Discontinued operations	(b)	-	-	(131,782,775)	-	(131,782,775)
Loss for the year		(1,112,203,743)	17,257,411	-	273,342,315	(821,604,017)

Total loss attributable to:
Owners of the parent		(931,127,993)	-	-	188,059,822	(743,068,171)
Non-controlling interest		(181,075,750)	17,257,411	-	85,282,493	(78,535,846)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gain (loss) related to defined benefit plans	(p)	-	-	-	(20,214,930)	(20,214,930)
Income tax related to actuarial gain (loss) related to defined benefit plans	(o)	-	-	-	7,075,226	7,075,226
Other comprehensive income		-	-	-	(13,139,704)	(13,139,704)
Total comprehensive (loss) income of the year		(1,112,203,743)	17,257,411	-	260,202,611	(834,743,721)

Total comprehensive (loss) income of the year attributable to:
Owners of the parent		(931,127,993)	-	-	183,721,541	(747,406,452)
Non-controlling interest		(181,075,750)	17,257,411	-	76,481,070	(87,337,269)

(*) It corresponds to the income statement included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications in order to conform to IFRS disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it.  Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b)  Discontinued operations

Under Argentine GAAP, discontinued operations have been disclosed in Note 9.

Under IFRS, an entity will present and disclose information to enable the users of the financial statements to assess the financial effects of the discontinued operations and the disposal of non-current assets (or groups of assets for disposal).

Thus, the entity discloses in the statement of comprehensive income a single amount including the total of (i) income after taxes from discontinued operations; and (ii) income or loss after taxes recognized for valuation at fair value less cost of sales or for the disposal of assets or groups of assets for disposal which are part of the discontinued operation.

(c)   Revenues – Classification differences

The reconciliation item comprise of the reclassification effect as follows:

i)  ENRE Penalties

Under Argentine GAAP, “ENRE Penalties” for Ps. 81,058,000 are classified within “Revenues”, based on that those penalties will be recovered by the Company’s customers through a credit note or a discount in their invoices for the energy received.

Under IFRS, “ENRE Penalties” are classified within “Cost of sales” (as relates to the portion of penalties attributable to operation matters) and “Selling expenses” (as relates to the portion of penalties attributable to commercial matters), considering that those penalties are operating expenses for the Company.

ii) Late payment charges

Under Argentine GAAP “Late payment charges” for Ps. 31,269,000 are also classified within “Revenues”, based on that those charges relates to a fix amount and is the customer election whether or not to pay their invoices at the first or second due date without or with that charge, respectively.

Under IFRS “Late payment charges” are classified within “Finance income” considering that eventhough such charge for late payment is fix, it relates to an income from financing the customers invoices.

iii) Shantytowns

Under Argentine GAAP, the Company recognized an allowance for doubtful accounts (amounting to  Ps. 28,610,000) for electricity sales to the Shantytowns because the Framework Agreement was not signed with the Federal Government. Under IFRS these sales are not recognized since the conditions required have not been met.

iv) Application of IFRIC 12 to service concession agreements

It corresponds to the adjustment of customer contributions revenue for  Ps. 71,241,000 explained in Note 22.2 (g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(d)  Cost of sales

The detail of the adjustments is as follows:

12.31.11
Reclassification of ENRE penalties	(74,753,000)
Higher depreciation charge for revaluation on PP&E	(28,622,896)
Application of IFRIC 12 to service concession arrangements	(83,406,000)
Results related to defined benefit plans	214,945
Inventory valuation	(270,546)
Amortization of intangible assets reclassified from goodwill	(9,612,151)
Effect on cost of sales	(196,449,648)

(e)   Selling expenses

It corresponds to the impact of reclassifications of ENRE penalties for Ps. 6,305,000 and the charge for doubtful accounts for sales to shanty towns, explained in Note 22.4 (c).

(f)    Other operating income (expense), net

Under Argentine GAAP, certain items were classified as other non-operating income (expense). Under IFRS, these items (such as lawsuits contingencies, gain/loss from the sale of fixed assets) were classified as other operating results.

In addition, see Note 22.2 (e).

(g)   Share profit/loss of joint ventures and associates

See Note 22.2 (c).

(h)  Impairment charges of property, plant and equipment and intangible assets

Under Argentine GAAP, impairment charges of property, plant and equipment and intangible assets were classified within “Other financial results”. Under IFRS, these impairment charges were classified into “Operating profit (loss)”.

(i)    Result from valuation of assets available for sale

See Note 22.2 (m).

(j)    Excess of fair value of net assets acquired over cost

See Note 22.2 (k).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(k)  Goodwill amortization

The detail of the adjustments is as follows:

12.31.11
Reversal of negative goodwill amortization	(14,945,323)
Reversal of goodwill amortization	425,136
Reversal of goodwill amortization reclassified to intangible assets	6,247,898
Reversal of goodwill amortization impaired under IFRS	14,576,374
Effect on goodwill amortization	6,304,085

(l)    Financial income

It corresponds to the effect of the reclassification of “late payment charges” explained in Note 22.4 (c).

(m)  Other financial results

The detail of the adjustments is as follows:

12.31.11
Capitalization of borrowing costs	(3,929,772)
Inventory valuation	(674,463)
Impairment charges of property plant and equipment and intangible assets reclassified from goodwill	619,329,386
Purchase of ADRs and shares in Edenor	55,758,014
Effect on other financial results	670,483,165

(n)  Other income/expense, net

See Note 22.4 (f).

(o)   Income tax

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

(p)  Results related to defined benefit plans

See Note 22.2 (h).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

22.5 Reconciliation of consolidated cash flows for the year ended December 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating activities	637,203,485	11,867,886	-	649,071,371

Net cash used in investing activities	(1,494,792,983)	26,852,611	338,799,627	(1,129,140,745)

Net cash generated from financing activities	402,936,939	(53,600,702)	-	349,336,237

Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	454,045,300	(67,280,701)	(92,036,404)	294,728,195
Decrease in cash and cash equivalents	(454,652,559)	(14,880,205)	338,799,627	(130,733,137)

(*) It corresponds to the cash flow included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors.

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it.  Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b)  Reamining effects

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

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

The following tables summarize the main reconciling items between Argentine GAAP and US GAAP:

	For the year ended December 31,
		2011		2010		2009
Reconciliation of net (loss) income:

Net (loss) income under Argentine GAAP	Ps.	(931,127,993)	Ps.	(46,561,040)	Ps.	214,736,821

US GAAP adjustments:
Reserve for Directors’ options (a)		-		-		(62,080,886)
Pre-operating and organizational costs (b)		-		6,457,205		(18,925)
Investments in marketable securities (c)		10,801,151		(12,206,967)		(40,318)
Capitalization of foreign currency exchange rate differences (d)		(8,664,664)		(38,817,235)		(31,092,333)
Warehouse impairment and holding results (e)		-		17,367,551		(12,307,767)
Inventory holding results (f)		(945,009)		(173,020)		(8,662,941)
Accounting for business combination (g)		499,589,206		9,741,274		9,044,715
Results on repurchase of debt (h)		-		-		(49,015,879)
Purchase of Edenor's ADRs (i)		57,939,792		(32,625,193)		(14,552,191)
Deferred income taxes (j)		(183,261,980)		14,688,575		40,667,107
Noncontrolling interest (k)		(39,671,370)		4,626,062		15,632,157
Amortization of certain Transmission intangible assets (l)		1,207,005		1,207,005		1,207,005
Depreciation of certain Transmission fixed assets (m)		(10,003,202)		(9,152,842)		(8,965,812)
Impairment of fixed and intangible assets (n)		619,329,386		-		(12,332,109)
Other assets holding results (o)		7,527,973		(7,527,973)		-
Additional loss on assets held for sale and subsidiaries sold (p)		(164,031,045)		-		-
Customers contributions (q)		(12,165,000)		-		-
Other		-		58,000		-
Net (loss) income attributable to Pampa Energía under US GAAP	Ps.	(153,475,750)	Ps.	(92,918,598)	Ps.	82,218,644
Noncontrolling interest under US GAAP (k)		(141,404,380)		5,348,217		80,769,243
Net (loss) income for the year under US GAAP	Ps.	(294,880,130)	Ps.	(87,570,381)	Ps.	162,987,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	As of December 31,
		2011		2010
Reconciliation of shareholders’ equity:

Shareholders' equity under Argentine GAAP	Ps.	2,358,768,426	Ps.	3,280,951,067

US GAAP adjustments:
Capitalization of foreign currency exchange rate differences (d)		(109,509,215)		(100,844,551)
Inventory holding results (f)		(1,050,663)		(105,654)
Accounting for business combination (g)		638,063,588		155,642,735
Purchase of Edenor's ADRs (i)		(38,277,015)		(65,012,446)
Deferred income taxes (j)		(103,371,101)		77,381,661
Noncontrolling interest (k)		(20,980,062)		18,691,308
Amortization of certain Transmission intangible assets (l)		(3,621,019)		(4,828,024)
Depreciation of certain Transmission fixed assets (m)		(57,062,860)		(47,059,658)
Impairment of fixed and intangible assets (n)		619,329,386		-
Other assets holding results (o)		-		(7,527,973)
Additional loss on assets held for sale and subsidiaries sold (p)		(164,031,045)		-
Customers contributions (q)		(12,165,000)		-
Pampa Energía Shareholders' equity under US GAAP	Ps.	3,106,093,420	Ps.	3,307,288,465
Noncontrolling interest under US GAAP (k)		1,388,946,947		1,481,551,703
Equity under US GAAP	Ps.	4,495,040,367	Ps.	4,788,840,168

Description of changes in shareholders’ equity under US GAAP:

	For the year ended December 31,
		2011		2010		2009
Equity under US GAAP as of the beginning of the year	Ps.	4,788,840,168	Ps.	5,051,336,541	Ps.	4,879,292,224
Additional paid-in capital		(48,372,714)		4,045,942		23,827,815
Treasury Stock		-		-		(84,630,538)
Reserve for Directors’ option		8,945,352		8,945,352		73,142,228
Distribution of dividends in advance		-		(18,111,204)		(15,771,731)
Other comprehensive income		(8,291,933)		11,090,381		1,480,609
Net (loss) income attributable to Pampa Energía under US GAAP		(153,475,750)		(92,918,598)		82,218,644
Changes attributable to noncontrolling interest under US GAAP (k)		(92,604,756)		(175,548,246)		91,777,290
Equity under US GAAP as of the end of the year	Ps.	4,495,040,367	Ps.	4,788,840,168	Ps.	5,051,336,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

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

Under US GAAP following Topic ASC 718-20 “Awards Classified as Equity” (“718-20”) the Company accounted for an additional compensation expense of Ps. 186 million as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the beneficiaries. This additional compensation was amortized through the original vesting period, which ended in September 2009.

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

During the year ended December 31, 2009 the effect of this adjustment was a loss of Ps. 18,925, corresponding to the net effect of expensing under US GAAP pre-operating and organizational costs capitalized under Argentine GAAP for Ps. 29,628 (loss), and the reversal of the amortization recognized under Argentine GAAP for Ps. 10,703.

During the year ended December 31, 2010, as a result of the impairment of the related intangible assets under Argentine GAAP, the US GAAP reconciling item to shareholders´ equity no longer exists.

c)  Investments in marketable securities

Under Argentine GAAP, unrealized gains and losses corresponding to investments in debt and equity securities carried at market value are included in the statement of income under the line “Financial and Holding results generated by assets”.

Under US GAAP, the Company classifies these investments as available-for-sale securities and carries these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with ASC 320 “Investments Debt and Equity Securities” (“ASC 320”) (See Note 23. II. c)). The Company’s investments are considered available-for-sale securities as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. ASC 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. For the years ended December 31, 2011, 2010 and 2009, unrealized gain (loss) of available-for-sale securities amounted to Ps. 10,801,151, Ps. (12,206,967) and Ps. (40,318). For the years ended December 31, 2011, 2010 and 2009, unrealized loss amounting to Ps. (8,757,446), Ps. (2,086,789) and Ps. (10,822,984) were reclassified into the statement of operations because the decline in value of this investment was considered an other-than-temporary impairment.

			Gross Unrealized
	Cost	Fair Value	Gain	Loss

December 31, 2011
Money market funds	58,462,706	58,903,000	440,294	-
Mutual Funds	98,839,749	95,674,815	201,164	3,366,097
Corporate Debt Securities	30,321,015	40,087,040	10,005,465	239,441
Public Debt Securities	77,251,837	79,671,890	4,346,264	1,926,212
Equity Securities	17,754,738	8,997,292	-	-
	282,630,045	283,334,037	14,993,187	5,531,750

December 31, 2010
Money market funds	184,855,545	186,697,722	1,842,177	-
Mutual Funds	40,467,769	40,680,055	212,286	-
Trust	18,263,595	18,621,566	357,971	-
Corporate Debt Securities	128,989,099	143,805,429	15,120,897	304,568
Public Debt Securities	315,248,641	315,267,295	18,653	-
Equity Securities	127,029,524	127,965,490	3,246,741	223,985
	814,854,173	833,037,557	20,798,726	528,553

December 31, 2009
Money market funds	99,886,435	99,886,435	-	-
Mutual Funds	66,136,359	67,670,586	1,534,226	-
Trust	17,376,715	19,707,602	2,330,887	-
Corporate Debt Securities	57,137,445	57,093,641	303,208	347,012
Public Debt Securities	70,345,710	70,462,605	137,301	20,406
Equity Securities	40,499,788	33,801,805	4,125,001	-
	351,382,452	348,622,674	8,430,624	367,418

As of December 31, 2011 the difference between fair value and cost is comprised of unrealized net gains of Ps. 9,461,437 and other than temporary impairment of Ps. 8,757,446 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2011, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred and it is not expected that a recovery in value will occur in the near term.

As of December 31, 2010 the difference between fair value and cost is comprised of unrealized net gains of Ps. 20,270,173 and other than temporary impairment of Ps. 2,086,789 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2010, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred and it is not expected that a recovery in value will occur in the near term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As of December 31, 2009 the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,063,206 and other than temporary impairment of Ps. 10,822,984 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2009, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred and it is not expected that a recovery in value will occur in the near term.

The maturities as of December 31, 2011, of the available-for-sale, Corporate debt securities included in the balance sheet were as follows:

	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years

Corporate Debt Securities	40,087,040	2,132,000	20,056,106	17,898,934	-
Public Debt Securities	79,671,890	21,252,147	58,419,742	-	-
Total	119,758,929	23,384,147	78,475,848	17,898,934	-

d) Capitalization of foreign currency exchange rate differences

During the years ended December 31, 2011, 2010 and 2009, under Argentine GAAP the Company capitalized financial costs including interest and exchange rate differences. Under US GAAP, the Company applied the provisions of Topic ASC 835-20 “Capitalization of Interest” (“ASC 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC 835-20.

The US GAAP reconciling item represents the elimination of capitalized exchange rate differences included under fixed assets, corresponding to the subsidiary Loma de La Lata, net of the reversal of the depreciaton recognized under Argentine GAAP.

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

Under US GAAP, following ASC 360-10-45-9 the Company classified the property as an asset held for sale in April 2009, as all conditions were met, ceasing its depreciation and valuing it at the lower of its carrying amout or its fair value less cost to sale. Thus, the holding gain recognized as of December 31, 2009 under Argentine GAAP was reversed under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As of December 31, 2009, the US GAAP reconciling item over shareholders’ equity represents the effect of not accounting the reversal of the impairment recognized under Argentine GAAP for Ps. 3,225,000, the recognition of the corresponding depreciation of Ps. 333,597 per year since July 1, 2008 until April 2009 for a total amount of Ps. 1,945,983 and the the reversal of the holding gain recognized under Argentine GAAP amounting to Ps. 12,196,568. No US GAAP reconciling item exists as of December 31, 2011 as Frigorífico La Pampa building was sold, as such existing the adjustment as of Decembre 31, 2009 was reversed into income during 2010. The sale of the building was considered completed from an Argentine GAAP perspective in 2009 but for US GAAP purposes in 2010.

f) Inventory holding results

Under Argentine GAAP inventories are carried at replacement cost. Holding gains and losses measured by comparing original cost and replacement cost, are recognized in the statement of income at year end. During the years ended December 31, 2011, 2010 and 2009 the Company recognized inventory holding gains (losses) associated with the valuation at replacement cost of fuel oil stocks for Ps. 935,215, Ps. 105,654 and Ps. (67,366), respectively, and certain lots of land for Ps. 115,448 during the year ended December 31, 2011.

Under US GAAP, the Company followed Topic ASC 330-10-35 which prescribes that if evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss shall be recognized even though replacement or reproduction costs are lower. Thus, as of December 31, 2011 and 2010, the holding gains and losses related to fuel oil stock and certain lots of land recognized under Argentine GAAP were reversed since the evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business.

The  shareholders’ equity US GAAP reconciling item as of December 31, 2011 represents the reversal of holding loss on the closing balance of fuel oil and lots of lands for Ps. 1,050,663. The net (loss) income US GAAP reconciling item for the years ended December 31, 2011, 2010 and 2009 represents the reversal of holding gain (loss) on the closing balance of fuel oil for Ps. 1,050,663, Ps. 105,654 and Ps. (67,366), respectively and a (lower) higher cost of Ps. (105,654), Ps. 67,366 and 8,730,307, respectively corresponding to fuel oil stock at the beginning of these years.

g) Accounting for business combinations

The following tables summarizes the adjustments to net (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Differences in basis relating to purchase accounting	(5,172,513)	(5,172,513)	(5,172,513)
Other acquisitions of subsidiaries	492,229,629	-	-
Amortization of goodwill	14,903,625	14,910,708	14,898,154
Repurchase of Edenor own shares	430,976	419,708	409,331
HINISA´s capital reduction	-	-	(1,090,257)
Sale of noncontrolling interest in Ingentis	(2,802,511)	(416,629)	-
	499,589,206	9,741,274	9,044,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As of December 31, 2011 and 2010 the adjustments to shareholder's equity are as follows:

	As of December 31,
	2011	2010

Valuation of shares issued in Edenor adquisition	101,801,179	101,801,179
Differences in basis relating to purchase accounting	(22,272,739)	(17,100,226)
Other acquisitions of subsidiaries	492,229,629	-
Amortization of goodwill	65,662,658	50,759,033
Repurchase of Edenor own shares	(2,809,139)	(3,240,115)
Acquisition of additional non-controllig interest	3,452,000	23,422,864
	638,063,588	155,642,735

•               Valuation of shares issued in Edenor acquisition

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock at Ps. 2.61 per share.

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

•               Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions.  Accordingly, the fair market value of assets acquired and liabilities assumed is estimated and the excess of the purchase price over the fair value, if any, is considered as goodwill under Argentine GAAP.  In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average of the remaining useful lives of the long-lived assets acquired.

Under Argentine GAAP, the excess of the purchase price over the fair value of net assets acquired in Edenor and Inversora Diamante acquisitions was considered goodwill and being amortized over the best estimate for the period which the Company expects to receive economic benefits from them.  No concession intangible asset has been recognized under Argentine GAAP if this intangible has not been previously recognized by the acquired entity. Under US GAAP, concession contracts were identified as intangible assets and valued under the direct method using projected cash flows related to each business. These intangible assets are amortized under the straight-line method over the respective concession term. Also, for US GAAP purposes the difference in the valuation of shares issued in Edenor acquisition previously described give rise to an increase in the consideration paid. For US GAAP purposes no amount of goodwill was recognized since the purchase price paid equals the fair value of net assets acquired, including the above mentioned intangible assets.

As a result, for the years ended December 31, 2011, 2010 and 2009, under US GAAP, amortization of the intangible is increased by Ps. 5,172,513, each year. As of December 31, 2011 and 2010, the effect on shareholders’ equity results in a decrease of Ps. 22,272,739 and Ps. 17,100,226, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

•               Other acquisition of subsidiaries

During the year 2011, the Company has acquired the control shareholding of EMDERSA, of AESEBA and of EPCA.

Under both Argentine GAAP and US GAAP the Company applied the purchase method of accounting to its business combination. Accordingly, the fair value of assets acquired and liabilities assumed have been determined.  Under Argentine GAAP, the excess of these fair values over the non-controlling interest (determined as the percentage of the non-controlling interest over the fair value of the 100% of the net assets acquired) and the consideration paid is considered as negative goodwill and is amortized over the straight-line basis on a period equal to the weighted average of the non-current assets acquired subject to depreciation.

Under US GAAP, the non-controlling interest has been valued at fair value, using a market approach. Such fair value did not give rise to significant differences as compared to the non-controlling interest calculated under Argentine GAAP. In addition, under US GAAP the excess of the fair value of the net assets acquired over the consideration paid has been considered as a gain in bargain purchase.

The effect of the differences identified in the accounting of the acquisitions is as follows:

As of December 31, 2011

Transaction costs (i)	(5,287,319)
Bargain purchase (ii)	509,856,948
Reversal of negative goodwill (iii)	(12,340,000)
492,229,629

(i)    Transaction costs

Under Argentine GAAP, transaction costs are part of the consideration paid.  The impact of such cost derived in a decrease of the negative goodwill.

Under US GAAP, such costs are not part of the consideration paid and are expensed as incurred.

(ii)   Bargain purchase

This reconciling item corresponds to the gain recognized under US GAAP, after giving effect to all the above adjustments, mainly by derecognizing the negative goodwill of acquired companies plus some differences arising from a lower amount of net assets acquired and the non-controlling interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

(iii)  Reversal of negative goodwill

This reconciling item corresponds to the reversal of the amortization of negative goodwill recognized under Argentine GAAP.

•               Amortization of goodwill

Under Argentine GAAP, goodwill recognized in Central Térmica Güemes and Central Piedra Buena acquisitions is amortized on a regular basis over their useful life, representing the best estimate for the period which the Company expects to receive economic benefits from them. Under US GAAP goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test. No impairment on goodwill is recognized as of December 31, 2011 and 2010.

As of December 31, 2011 and 2010, under US GAAP, there is no goodwill amount related to Central Térmica Guemes as a consequence of a release of the valuation allowance corresponding to tax loss carryforwards of Central Térmica Guemes used during year 2008.

For the years ended December 31, 2011, 2010 and 2009, the effect of not amortizing goodwill of Central Térmica Guemes and Central Piedra Buena is an increase in net income of Ps. 14,903,625, Ps. 14,910,708 and Ps. 14,898,154, respectively, and the effect on shareholders’ equity as of December 31, 2011 and 2010 is an increase of Ps. 65,662,658 and Ps. 50,759,033, respectively.

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

As of December 31, 2011 and 2010 the US GAAP shareholders’ equity reconciling item represents the additional reduction on a pro-rata basis of intangible assets and fixed assets as a consequence of the grossing up related to the tax effect of the Argentine GAAP negative goodwill. For the year ended December 31, 2011, 2010 and 2009, the US GAAP reconciling item to net income amounted to Ps. 430,976, Ps. 419,708 and Ps. 409,331, respectively, and represents the decrease in the charges of amortization of intangible assets and of depreciation of fixed assets.

•               Acquisition of additional non-controlling interests

During 2009 the Company acquired the remaining interest in Inversora Ingentis obtaining 100% controlling interest. See further description in Note 23.I.k).

During 2011, the company acquired additional interest in EMDERSA (1,3%). See further description in Note 23.I.k.

•               Hidroeléctrica Los Nihuiles S.A. (HINISA) ’s capital reduction

During 2009 HINISA reduced its 2% of capital by Ps. 4,415,961.

Under Argentine GAAP the Company recorded a gain as a result of such capital reduction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

Under US GAAP, following Topic 810 the Company accounted for this interest increase as an equity transaction. As such, the US GAAP net income reconciling item amounting to Ps. 1,090,257 represents the reversal of the gain recognized under Argentine GAAP with the corresponding effect of increase in additional paid-in capital.  The effect of this equity transaction is shown in the chart disclosed in Note 23.I.k).

•               Sale of noncontrolling interest in Ingentis

During 2010 Inversora Ingentis sold 10.95% of its participation in Ingentis.

Under Argentine GAAP the Company recorded a gain as a result of such sale of non controlling interest.

Under US GAAP, following Topic 810 the Company accounted for this interest decrease as an equity transaction. As such, the US GAAP net income reconciling item amounting to Ps. 416,629 represents the reversal of the gain recognized under Argentine GAAP with the corresponding effect of increase in additional paid-in capital. The effect of this equity transaction is shown in the chart disclosed in Note 23.I.k). During 2011 the Company cancelled its participation in Ingentis through a capital reduction. Such effect in net loss for the year is included in the net loss reconciliation in Note 23.g.

h) Result on repurchase of debt

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

i) Purchase of Edenor’s ADRs

Since the last quarter of 2008, the Company acquired in various market transactions 1,749,976 of Edenor’s ADRs, equivalent to 34,999,520 Class B shares of common stock which represents 3.90% interest in its common stock, at a total acquisition cost of Ps. 40,475,886.

Under Argentine GAAP, the Company accounted for these ADRs at their market price at year-end as are held for trading purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

Under US GAAP, for those transactions carried out during 2008, the Company applied purchase accounting, as prescribed by Topic 805. Since an excess of fair value over acquisition cost existed, the Company after grossing up the income tax effect amounting to Ps. 21,007,417, reduced its fixed assets and intangible assets on a pro-rata basis in Ps. 52,585,917 and Ps. 7,435,274, respectively. For those transactions carried out during 2011, 2010 and 2009, the Company applied the provisions set-out in Note 23.l.k), for changes in non-controlling interest.

The net gain (loss) US GAAP reconciling item for the years ended December 31, 2011, 2010 and 2009 represents (i) the reversal of holding gain on short-term investments for Ps. 55,758,014, Ps. 34,806,970 and Ps. 16,733,968, respectively, and (ii) the reversal of the loss as a reduction in the amortization of the concession for Ps. 91,794 and in the depreciation of fixed assets for Ps. 91,794 each year in 2011 and 2010, as a result of the pro-rata reduction.

As of December 31, 2011 and 2010 the US GAAP shareholders’ equity reconciling item represents (i) the reversal of holding gain on the Edenor’s ADRs held in the Company’s trading portfolio at each year end, included within current investments amounting to Ps. (55,758,014) and Ps. 54,531,730, respectively, (ii) the additional reduction on a pro-rata basis of intangible assets and fixed assets as a consequence of the grossing up of the excess of fair value over acquisition cost amounting to Ps. 21,007,417 and the decrease in the amortization of intangible assets and in the depreciation of fixed assets for Ps. 2,181,778 and Ps. 4,363,554, respectively, and (iii) as of December 31, 2011 and 2010 the shareholder’s equity accumulated reconciling item also includes Ps. (31,204,361) and Ps. 6,163,147, respectively, representing the (decrease) increase in additional paid-in capital due to the acquisition of additional non-controlling  interest in Edenor as described in Note 23.I.k).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

Therefore, for the years ended December 31, 2011, 2010 and 2009, the US GAAP reconciling items related to deferred income tax in net (loss) income are as follows:

	For the year ended December 31,
	2011	2010	2009

Investments in marketable securities	(2,509,218)	1,116,586	(1,440,291)
Capitalization of foreign currency exchange rate differences	3,032,633	13,586,032	10,882,316
Warehouse impairment and holding results	-	(6,078,643)	4,307,718
Inventory holding results	330,753	60,557	3,032,029
Accounting for business combination	(174,633,465)	3,986,622	6,325,362
Results on repurchase of debt	-	-	17,155,558
Purchase of Edenor's ADRs	(763,622)	(763,622)	(763,622)
Amortization of certain Transmission intangible assets	(422,452)	(422,452)	(2,005,012)
Depreciation of certain Transmission fixed assets	3,501,121	3,203,495	3,138,034
Impairment of fixed and intangible assets	(61,534,762)	-	-
Additional loss on assets held for sale	37,324,366	-	-
Customers contributions	4,257,750	-	-
Valuation allowance	8,154,916	-	-
Others	-	-	35,015

Total effect of deferred income tax on net income	(183,261,980)	14,688,575	40,667,107

As of December 31, 2011 and 2010, the US GAAP reconciling items in shareholder’s equity are as follows:

	As of December 31,
	2011	2010

Capitalization of foreign currency exchange rate differences	38,328,225	35,295,592
Inventory holding results	(100,981)	(431,734)
Accounting for business combination	(157,145,136)	17,488,329
Purchase of Edenor's ADRs	18,716,551	19,480,173
Amortization of certain Transmission intangible assets	(2,366,186)	(1,943,734)
Depreciation of certain Transmission fixed assets	19,972,001	16,470,880
Impairment of fixed and intangible assets	(61,534,762)	-
Additional loss on assets held for sale	37,324,366	-
Customers contributions	4,257,750	-
Valuation allowance	-	(8,154,916)
Others	(822,929)	(822,929)

Total effect of deferred income tax on shareholders’ equity	(103,371,101)	77,381,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

k) Noncontrolling interest

Changes in noncontrolling interest

The Company adopted in 2010 with retrospective application, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in subsidiaries requiring that: (i) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and (ii) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest is included in the Total equity and Net income under US GAAP.

The following chart disclose the effect of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity, as required by Topic ASC-810-10-50-1A(d).

	For the year ended December 31,
	2011	2010	2009

Net (loss) income for the year attributable to Pampa Energía	(153,475,750)	(92,918,598)	82,218,644

Increase in Pampa Energía´s additional paid-in capital for:
- Acquisition of aditional interest in Inversora Ingentis	(20,203,724)	-	20,203,724
- Sale of noncontrolling interest in Ingentis	(416,629)	416,629	-
- Acquisition of additional interest in Edenor	(31,204,361)	3,629,313	2,533,834
- Acquisition of additional interest in EMDERSA	3,452,000	-	-
- HINISA´s capital reduction	-	-	1,090,257
Net transfers from non controlling interest	(48,372,714)	4,045,942	23,827,815
Change from net (loss) income attributable to Pampa Energía and transfer from non controlling interest	(201,848,464)	(88,872,656)	106,046,459

-     Acquisition of additional interest in Inversora Ingentis

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

Under US GAAP, as a result of the capital reduction occurred during 2011 as further explained above, the Company reversed out the non-controlling interest attributable to Inversora Ingentis.

-     Sale of noncontrolling interest in Ingentis

Inversora Ingentis sold 10.95% of its participation in Ingentis as it is further explained in Note 9. As such, the noncontrolling interest reconciling item represents the increase in additional paid-in capital by Ps. 416,629 related to the interest decrease of the Company over Ingentis.

Under US GAAP, as a result of the capital reduction occurred during 2011 as further explained above, the Company reversed out the non-controlling interest attributable to Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

-   Acquisition of additional interest in Edenor.

During the years ended December 31, 2011 and 2010, the Company (decrease) increased by (0.14%) and 1.42%, respectively, its interest held in Edenor.  Under Argentine GAAP, this additional interest was accounted for as an increase in “current investment” as the Company considers this investment as held for trading and is carried at market value.

Under Argentine GAAP the Company accounted for this additional interest at their maket price at year end as are held for trading purposes.  Under US GAAP, the Company accounted for this transaction in accordance with Topic 810, which prescribes that when an entity has control over an investee, while it keeps control, any change in the noncontrolling interest should be accounted for as an equity transaction.  Thus, the shareholders’ equity reconciling item includes (i) a increase of the noncontrolling interest amounting to Ps 32,761,935, (ii) a increase in current investment amounting to Ps. 1,557,574, and (iii) an increase in additional paid-in capital amounting to Ps. 31,204,361.

Holding gains recognized under Argentine GAAP as a result of this ownership are eliminated as part of the adjustment described in Note 23.I.i).

-   Acquisition of additional interest in EMDERSA

During 2011, the Company acquired additional interst in EMDERSA (1.3%). This reconciling item corresponds to the acquisition of additional non-controlling interest in subsidiaries that under Argentine GAAP was accounted for by deducting negative goodwill by the difference between the fair value of the non-controlling interest acquired and the consideration paid. Under US GAAP, such difference was reclassified into “Additional paid-in capital” as this transaction qualifies as an equity transaction.

-    HINISA’s capital reduction

HINISA reduced 2% of its capital as it is further explained in Note 23.I.g). As such, the noncontrolling interest reconciling item represents the increase in additional paid-in capital by Ps. 1,090,257 related to the indirect interest increase of the Company over HINISA.

Impact of US GAAP adjustment on noncontrolling interest

It represents the effect in noncontrolling interest of US GAAP adjustments, where applicable.

The following tables summarizes the adjustments to net (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Pre-operating and organizational costs	-	(1,255,465)	-
Investments in marketable securities	(2,617,089)	2,775,556	(7,576)
Other acquisitions of subsidiaries	(104,400,462)	-	-
Additional loss on assets held for sale	61,402,057	-	-
Acquisition of additional non-controllig interest	(1,672,839)	-	-
Customers contributions	4,239,393	-	-
Capitalization of foreign currency exchange rate differences	-	-	(1,210,300)
Results on repurchase of debt	-	-	13,811,312
Depreciation of certain Transmission fixed assets	3,377,570	3,105,971	3,038,721
	(39,671,370)	4,626,062	15,632,157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As of December 31, 2011 and 2010 the adjustments to shareholder's equity are as follows:

	As of December 31,
	2011	2010

Investments in marketable securities	168,011	2,785,100
Other acquisitions of subsidiaries	(104,400,462)	-
Additional loss on assets held for sale	61,402,057	-
Acquisition of additional non-controllig interest	(1,672,839)	-
Customers contributions	4,239,393	-
Depreciation of certain Transmission fixed assets	19,283,778	15,906,208
	(20,980,062)	18,691,308

l ) Amortization of certain Transmission intangible assets

Under Argentine GAAP the Company classified the fourth line project identified in the purchase price allocation of Transener as “Other assets”, within non current assets.

Under US GAAP, the Company recorded an intangible asset related to the fourth line project as a consequence of the acquisition of Transener. Also, in the purchase price allocation the Company recorded tax loss carryforwards with a corresponding valuation allowance. During the year 2007 the Company used tax loss carryforwards of Transener. In accordance with Topic 740, when valuation allowance, after the acquisition, is used by the acquiring entity, it shall be applied to (a) reduce goodwill related to the acquisition  (b) second to reduce to zero other noncurrent intangible assets related to the acquisition. As there was no goodwill associated with this acquisition, the Company reduced the value of the intangible asset of Transener. The US GAAP reconciling item for the years ended December 31, 2011, 2010 and 2009 represents a decrease in amortization expense amounting to Ps. 1,207,005 for each year. As of December 31, 2011 and 2010, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 3,621,019 and Ps. 4,828,024, respectively.

m) Depreciation of certain Transmission fixed assets

Under Argentine GAAP, depreciation of certain transmission fixed assets have been calculated using technical formulas.

Under US GAAP, the Company depreciated those fixed assets on a straight-line basis.  The effect of such adjustment represents a decrease in net income for the years ended December 31, 2011, 2010 and 2009 of Ps. 10,003,202, Ps. 9,152,842 and Ps. 8,965,812, respectively.  As of December 31, 2011 and 2010, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 57,062,860 and Ps. 47,059,658, respectively.

n) Impairment of fixed and intangible assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As of December 31, 2008, under Argentine GAAP, although the Company held the majority of the equity interest in Energía Distribuida, this subsidiary was proportionally consolidated. This accounting treatment given was based on a call option agreement above mentioned. This portion of the equity interest subject to the call option was classified as non-current investments on the balance sheet. Since the strike price of the call option was below the book value of the investment, the Company recognized an impairment loss amounting to Ps. 12.3 million in the statement of income under the line “Impairment of fixed assets and other assets”. During the year ended December 31, 2009, Operating S.A. communicated its waiver to use the above mentioned purchase option.

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

Based on the above, under US GAAP, the call option granted to Operating S.A. did not prevent the Company from fully consolidating its investment in Energía Distribuida. Consequently, there were no assets related to this investment that were classified as non-current investments and no related impairment charge. Under US GAAP, the Company’s net income for the year ended December 31, 2008 was increased by Ps. 12,332,109.

During the year ended December 31, 2009, as a result of Operating S.A. election this loss has been reversed under Argentine GAAP.  As such, US GAAP reconciling item does not longer exists.

In addition, during the year ended December 31, 2011 as a result of its impairment test, the Company has recorded, under Argentine GAAP an impairment loss over fixed and intangible assets determined as the difference between the carrying amount and the value in use of the cash generating unit, this last one calculated based on discounted cash flows.

Under US GAAP, the Company re-performed its impairment test but comparing the carrying amount of its cash generation unit with the corresponding  undiscounted cash flows. Such test give not rise to an impairment loss, thus the impairment test recorded under Argentine GAAP has been reversed out under US GAAP.

o) Other assests holding results

As stated in Note 2, during the year ended December 31, 2010, the Company decided to cancel its ownership in Ingentis Project. Under Argentine GAAP, the Company recognized its investment in such project following the equity method of accounting, which includes an unrealized holding gain of Ps. 7,527,973, related to the sale of turbines, net of the negative goodwill associated eith this interest.

Under US GAAP, the holding gain recognized under Argentine GAAP was reversed. Furthermore, following ASC 360-10-45-9 the Company classified its investment in Ingentis as an asset held for sale, as all conditions were met, valuing it at the lower of its carrying amout or its fair value less cost to sale.

During 2011, the Company concluded the divestment in Ingentis as such, the gain has been recognized under US GAAP.

p) Additional loss on assets held for sale and subsidiaries sold

The  reconciling  item  corresponds  to the additional loss, under US GAAP, over  the  assets  held for sale as a result of: i) the differences between the  fair  value  of net assets acquired at the time of acquisition and the effect  of the negative goodwill that under US GAAP is considered as a gain on  bargain  purchase; and ii)  additional loss under US GAAP from the sale of  EDESAL  as a result of the negative goodwill recognized under Argentine GAAP  that was previously recognize as a gain under US GAAP. The fair value less cost to sale was conceptually similar under both Argentine GAAP and US GAAP, the difference arises from its basis of valuation at acquisition.

q) Customers contributions

This reconciling item corresponds to the recognition of the customer contributions received by EDEN, subsequently to its acquisition by the Company, at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

EDEN receives funds from their customer to fund the constructions of infrastructure essential for the services to be rendered by Eden to these particular customer. These funds has the particularity that they are not reimbursable by Eden to their customers.

Under Argentine GAAP, these contributions are recognized as income at the time they are collected by EDEN.

Under US GAAP, such contributions are recognized as a deferred revenue and amortized over the useful life of the infrastructure to be constructed.

II. Additional disclosure requirement:

a)                    Balance sheet classification differences

Fourth line project

As of December 31, 2011 and 2010, under Argentine GAAP, costs incurred, net of its corresponding depreciation,  in relation with Transener “Fourth Line” project amounting to Ps. 67,6 million and Ps. 90,3 million, respectively, are included under the caption “Other non-current assets”. Under US GAAP, this asset was identified as an intangible asset in the acquisition of Transener based on the contract for the operation and maintenance of the “Fourth Line” project.

Under Argentine GAAP, the application of purchase accounting resulted in the recognition of a negative goodwill.  Under US GAAP, since an excess of fair value over acquisition cost existed, the Company reduce its intangible asset related to the fourth line project.

Discontinued operations

The Company’s Management decided to divest in certain assets, as such and complying with the requirements of ASC 205-20 it classified the assets of EMDERSA and EMDERSA Holding as assets and liabilities (separately) held for sale.

Under Argentine GAAP the Company classified assets and liabilities held for sale, related to EMDERSA and EMDERSA Holding companies, in a single line item within current assets. Under US GAAP assets and liabilities held for sale should be disclose separately in the face of the balance sheet.

Moreover, under Argentine GAAP, discontinued operations have been consolidated in the statement of operations on a line-by-line basis and a note to the financial statements has been included to disclose the related statement of income of such discontinued operations. Under US GAAP discontinued operations were disclosed in the statement of operations in a single line item.

b)                   Statements of operations classification differences

Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties for Ps. 81 million, Ps. 80 million and Ps. 58.5 million for the years ended December 31, 2011, 2010 and 2009, respectively are included as cost of sales.

Under Argentine GAAP, the electricity distributed to shantytowns is accounted for as sales and an allowance for doubtful accounts is recorded if the agreement is not ratified by the authorities. In this circumstances, under US GAAP the conditions to recognize revenue are not met, thus, such sales should be eliminated in the Statement of Operations. During the year ended December 31, 2009, since the Addendum to the New Framework agreed with the Government of the Province of Buenos Aires was ratified by Decree, the allowance for doubtfull accounts was partially recovered under Argentine GAAP. Under US GAAP, these sales are recognized since the conditions required are met amounting to Ps. 26.9 million for the year ended December 31, 2009.

Under Argentine GAAP, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met (for the same reasons above mentioned), thus, such sales have been eliminated in the Statement of Operations amounting Ps. 28.6 for the year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

Under Argentine GAAP, revenue that gave rise to the outstanding receivables related to FONINVEMEM was recognized under the accrual method at market prices fixed by the WEM prevailing at the time delivered has occurred. Also, the Company reflected a discount to present value in its statements of operations for the years ended December 31, 2011, 2010 and 2009, within financial results amounting to, Ps. 3.5 million, Ps. 10.7 million and Ps. 3.2 million, respectively. Under US GAAP, revenue derived from these transactions is measured and recognized considering the present value of the transaction and the effect of discounting is netted from revenues.

Other operating income (expense), net

Under Argentine GAAP, certain items were classified as other non-operating income (expense). Under US GAAP, these items (such as accrued litigation, gain/loss from the sale of fixed assets) were classified as other operating results.

Under Argentine GAAP, certain operating expenses such as acrrued litigation, voluntary retirements, expenses from technical services and commissions on municipal taxes collection, have been included as other expenses - net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses - net.

Under Argentine GAAP the gain in the acquisitions of subsidiaries was considered as a negative goodwill, and a gain for amortization for Ps. 5,7 million was recorded. Under US GAAP, these adquisitions would have generated reconciling adjustments that would have been recorded as a gain on bargain purchase, amounting to Ps. 509,4 million.

Inventory holding results

Under Argentine GAAP holding gains and losses measured by comparing original cost and replacement cost, are recognized as financial and holding results. For US GAAP purposes, the following inventory holding results are included as cost of sales for Ps. (376,200), Ps. (4,133,077) and Ps. 1,838,938 for the years ended December 31, 2011, 2010 and 2009, respectively.

Impairment losses

Under Argentine GAAP impairment losses over assets are recognized within “Financial and holding results generated by assets” in the statements of operations. For US GAAP purposes these impairment losses are classified as operating results.

Discontinued operations

Under US GAAP, the results from discontinued operations (EMDERSA and EMDERSA HOLDING) amounting to Ps. 24,815,953, have been segregated from the Consolidated Statement of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

c)                    Comprehensive income

US GAAP establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by and distributions to owners. The following table summarizes the components of comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
		2011		2010		2009

Net (loss) income for the year	Ps.	(294,880,130)	Ps.	(87,570,381)	Ps.	162,987,887
Other comprehensive income:
Gross unrealized gain (loss), net		(10,801,151)		12,206,967		40,318
Estimated tax benefit (loss) on unrealized gain (loss) on available for sale securities		2,509,218		(1,116,586)		1,440,291
Unrealized (loss) gain, net of tax		(8,291,933)		11,090,381		1,480,609
Comprehensive (loss) income		(303,172,063)		(76,480,000)		164,468,496
Less: Other comprehensive income attributable to noncontrolling interest		(2,617,089)		2,775,556		(7,576)
Less: Comprehensive income attributable to noncontrolling interest		144,021,469		(8,123,773)		(80,761,667)
Comprehensive (loss) income attributable to Pampa Energía	Ps.	(161,767,683)	Ps.	(81,828,217)	Ps.	83,699,253

Accumulated other comprehensive income at December 31, 2011, 2010 and 2009 was as follows:

	For the year ended December 31,
		2011		2010		2009

Unrealized net gains - Available for sale securities	Ps.	9,469,021	Ps.	20,270,173	Ps.	8,063,206
Estimated tax loss on unrealized net gains on available for sale securities		156,043		(2,353,176)		(1,236,590)

Accumulated other comprehensive income	Ps.	9,625,064	Ps.	17,916,997	Ps.	6,826,616

Differences in Equity

Repurchase of own shares

During the year ended December 31, 2009, the Company acquired treasury stock through market transactions.

Under Argentine GAAP the Company followed CNV standards and accounted for the repurchase of own shares by deducting from the shareholders’ equity accounts ‘Nominal Value’ and ‘Adjustment to Capital’ the face value of the shares reacquired in the open market, and credited the accounts ‘Nominal Value Treasury Stock’ and ‘Adjustment to Capital Treasury Stock’. Additionally, ‘Retained Earnings’ and ‘Cash and banks’ were deducted by the amount paid by the Company to the holders of its shares.

Under US GAAP, the Company followed Topic ASC 505 “Treasury Stock” and accounted for the repurchase of own shares by deducting the shareholders’ equity account ‘Nominal Value Treasury Stock’ and ‘Cash and banks’ by the amount paid. Under US GAAP, such transaction does not constitute a GAAP difference in measurement, but a disclosure difference exist, since the account ‘Nominal Value Treasury Stock’ should represent the amount paid for the shares repurchased, no impact on capital accounts or retained earnings exist.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

d)                   Additional information on the Statement of Cash Flows

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less since acquisition.

	For the year ended December 31,
	2011	2010	2009

Cash	158,071,597	208,715,476	158,043,109
Time Deposits	49,359,887	26,208,541	30,314,937
Mutual Funds	154,577,412	158,138,052	119,936,719
Debt Securities	92,036,404	515,635,790	127,556,246
Total cash and cash equivalents in the Statement of Cash Flows under Argentine GAAP	454,045,300	908,697,859	435,851,011
Effect of consolidation of Edenor’s financial trust:
Cash	-	-	-
Debt Securities – third parties debt	-	-	-
Debt Securities – non cash	(92,036,404)	(430,836,031)	(63,638,803)
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	362,008,896	477,861,828	372,212,208

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition, consisting of time deposits, equity securities, foreign bonds, Corporate  and Government bonds, other short-term investments and mutual funds, to be cash equivalents.

The following table presents the reconciliation of the condensed consolidated statements of cash flows between Argentine GAAP and US GAAP (however, it does not include the deconsolidation of the pro rata investments):

	For the year ended December 31,
	2011	2010	2009
Reconciliation of cash flows under Argentine GAAP and US GAAP
Net cash flow provided by operating activities under Argentine GAAP and US GAAP	637,203,485	660,223,767	918,594,154

Net cash flow used in investing activities under Argentine GAAP	(1,494,792,983)	(502,188,711)	(549,151,171)
Effect of consolidation of Edenor’s financial trust:
Result from repurchase of financial debt	-	-	(11,344,561)
(Increase) Decrease in non-cash investments	338,799,627	(367,197,228)	8,043,012
Net cash flow used in investing activities under US GAAP	(1,155,993,356)	(869,385,939)	(552,452,720)

Net cash flow provided by (used in) financing activities under Argentine GAAP and US GAAP	402,936,939	314,811,792	(328,801,603)

Cash and cash equivalents at the beginning of the year	477,861,828	372,212,208	334,872,377
Cash and cash equivalents at the end of the year	362,008,896	477,861,828	372,212,208
Net (decrease) increase in cash and cash equivalents under US GAAP	(115,852,932)	105,649,620	37,339,831

e)                    Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

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

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2011 and 2010 are as follows:

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

Debt

The fair value of the Company’s financial debt is based on quoted market prices or discounted cash flow analyses. As of December 31, 2011 and 2010, the fair value of financial debt totaled Ps. 3,685 million and Ps. 3,024 million, respectively.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

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

In accordance with the fair value hierarchy, the following table shows the fair value as of December 31, 2011, of those financial assets and liabilities that must be measured at fair value:

	Fair value measurements as of December 31, 2011
Description	Total	Level 1	Level 2	Level 3
Assets
Cash and banks	158,071,597	158,071,597	-	-
Corporate debt securities publicly traded	40,087,040	40,087,040	-	-
Public debt securities publicly traded	79,671,890	79,671,890	-	-
Mutual funds	95,674,815	95,674,815	-	-
Money market funds	58,903,000	58,903,000	-	-
Shares of other companies publicly traded	8,997,292	8,997,292	-	-
Derivative financial instruments	17,395,858	-	17,395,858	-
	300,729,894	283,334,037	17,395,858	-
Liabilities
Derivative financial instruments	(1,613,428)	-	(1,613,428)	-
	(1,613,428)	-	(1,613,428)	-

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

g)             Deferred income taxes

The income tax expense included in the statement of income and accounted for in accordance with US GAAP is as follows:

	For the year ended December 31,
	2011	2010	2009

Income tax expense under Argentine GAAP	40,597,544	(74,280,606)	(160,202,472)

US GAAP adjustments (Note 23.I.j)	(183,261,980)	14,688,575	40,667,107
Effect of discontinued operations	(15,127,836)	-	-

Income tax expense under US GAAP	(157,792,272)	(59,592,031)	(119,535,365)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31, 2011
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	499,279,927	-	499,279,927
Investments	16,090,897	-	16,090,897
Trade receivables	(52,868,970)	-	(52,868,970)
Inventories	2,892	367,732	370,624
Fixed assets and intangible assets	(606,143,376)	(276,998,528)	(883,141,904)
Other assets	13,399,904	-	13,399,904
Financial Debt	(39,229,205)	-	(39,229,205)
Salaries and social security payable	19,331,500	19,455,100	38,786,600
Other liabilities and provisions	171,219,694	9,041,200	180,260,894
Acquisition of subsidiaries	-	(141,125,566)	(141,125,566)
Other	320,559	-	320,559

Subtotal	21,403,822	(389,260,062)	(367,856,240)

Valuation allowance of tax loss carryforwards	(291,833,417)	4,848,220	(286,985,197)

Net deferred income tax liability	(270,429,595)	(384,411,842)	(654,841,437)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	As of December 31, 2010
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Tax loss-carry forwards	223,639,460	-	223,639,460
Investments	567,572	-	567,572
Trade receivables	(56,730,946)	-	(56,730,946)
Inventories	(34,429)	36,979	2,550
Fixed assets and intangible assets	(648,152,884)	(224,894,260)	(873,047,144)
Other assets	(574,502)	-	(574,502)
Financial Debt	(23,963,246)	-	(23,963,246)
Salaries and social security payable	7,957,104	-	7,957,104
Other liabilities and provisions	181,504,170	-	181,504,170
Other	(590,319)	-	(590,319)

Subtotal	(316,378,020)	(224,857,281)	(541,235,301)

Valuation allowance of tax loss carryforwards	(66,368,126)	(3,306,696)	(69,674,822)

Net deferred income tax liability	(382,746,146)	(228,163,977)	(610,910,123)

Legal entities in Argentina file their individual tax returns with the tax authority and consolidation of tax returns are not permitted. Consequently, deferred tax assets, deferred tax liabilities, and valuation allowances are determined based on the individual positions of each legal entity. The valuation allowance as of December 31, 2011 and 2010 corresponds mainly to companies within the distribution and transmission business segment, while companies within the generation business segment produce taxable income. Release of valuation allowance is mainly attributable to expiration of tax loss carryforwards.

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	For the year ended December 31,
	2011	2010	2009
(Loss) Income before taxes and noncontrolling interest:	(5,305,083)	(27,978,350)	282,523,252
Current tax rate	35%	35%	35%
Result for the year at the tax rate	1,856,779	9,792,423	(98,883,138)
Permanent differences:
Reserve for Directors options	(3,130,873)	(3,130,873)	(25,599,780)
Result for investing in other companies	7,246,150	-	-
Additional loss on assets held for sale	20,086,500	-	-
Impairment of other assets	(19,596,053)	-	-
Gain (loss) on tax exempt investments	20,786,490	(15,338,292)	(7,311,290)
Non-taxable income	(4,897,083)	(15,141,851)	39,879,664
Valuation allowance of tax on assets credit (a)	(8,244,684)	(7,608,785)	(21,868,399)
Variation of valuation allowance	(177,767,165)	(5,067,125)	3,795,047
Expiration of tax loss carryforwards	(10,203,098)	(21,255,107)	(12,552,240)
Other	16,070,765	(1,842,421)	3,004,771

Total income tax expense	(157,792,272)	(59,592,031)	(119,535,365)

   (a) See Note 2, tax on assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

US GAAP deferred tax assets (liabilities) as of December 31, 2011 and 2010 breakdowns are summarized below:

	As of December 31, 2011
	Current	Non Current	Total

Tax loss-carry forwards	23,489,022	475,790,905	499,279,927
Investments	16,090,897	-	16,090,897
Trade receivables	-	(52,868,970)	(52,868,970)
Inventories	370,624	-	370,624
Fixed assets and intangible assets	-	(883,141,904)	(883,141,904)
Other assets	13,399,904	-	13,399,904
Financial Debt	-	(39,229,205)	(39,229,205)
Salaries and social security payable	-	38,786,600	38,786,600
Other liabilities and provisions	-	180,260,894	180,260,894
Acquisition of subsidiaries	-	(141,125,566)	(141,125,566)
Other	-	320,559	320,559

Subtotal	53,350,447	(421,206,687)	(367,856,240)

Valuation allowance of tax loss carryforwards	-	(286,985,197)	(286,985,197)

Net deferred income tax liability	53,350,447	(708,191,884)	(654,841,437)

	As of December 31, 2010
	Current	Non Current	Total

Tax loss-carry forwards	4,972,099	218,667,361	223,639,460
Investments	567,572	-	567,572
Trade receivables	-	(56,730,946)	(56,730,946)
Inventories	2,550	-	2,550
Fixed assets and intangible assets	-	(873,047,144)	(873,047,144)
Other assets	(574,502)	-	(574,502)
Financial Debt	-	(23,963,246)	(23,963,246)
Salaries and social security payable	-	7,957,104	7,957,104
Other liabilities and provisions	-	181,504,170	181,504,170
Other	-	(590,319)	(590,319)

Subtotal	4,967,719	(546,203,020)	(541,235,301)

Valuation allowance of tax loss carryforwards	-	(69,674,822)	(69,674,822)

Net deferred income tax liability	4,967,719	(615,877,842)	(610,910,123)

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

NOTE 23.  (CONTINUED)

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

	For the year ended December 31,
		2011		2010		2009
Basic (losses) earnings per share under US GAAP:

Numerator:
Net (loss) income for the year attributable to Pampa Energía under US GAAP	Ps.	(153,475,750)	Ps.	(92,918,598)	Ps.	82,218,644
Denominator:
Average number of shares outstanding		1,314,310,895		1,314,310,895		1,390,409,146
Net (loss) income per common share:
Basic	Ps.	(0.12)	Ps.	(0.07)	Ps.	0.06

	For the year ended December 31,
		2011		2010		2009
Diluted (losses) earnings per share under US GAAP:

Numerator:
Net (loss) income for the year attributable to Pampa Energía under US GAAP	Ps.	(153,475,750)	Ps.	(92,918,598)	Ps.	82,218,644
Denominator:
Weighted average number of shares outstanding		1,518,226,668		1,478,581,122		1,478,256,443
Net (loss) income per common share:
Diluted	Ps.	(0.10)	Ps.	(0.06)	Ps.	0.06

Presented below is the disaggregation of basic and diluted net (loss) income per share from continued and discontinued operations:

	For the year ended December 31,
		2011		2010		2009
Net (loss) income for the year for continued operations	Ps.	(21,692,975)	Ps.	(92,918,598)	Ps.	82,218,644
Basic (losses) earnings per share from continued operations		(0.02)		(0.07)		0.06
Diluted (losses) earnings per share from continued operations		(0.01)		(0.06)		0.06

Net (loss) income for the year for discontinued operations	Ps.	(131,782,775)	Ps.	-	Ps.	-
Basic (losses) earnings per share from discontinued operations		(0.10)		-		-
Diluted (losses) earnings per share from discontinued operations		(0.09)		-		-

The reconciliation of the weighted average number of outstanding shares for basic and diluted (loss) earnings per share is as included in Note 3. For the year ended December 31, 2011, 2010 and 2009 there are no anti-dilutive shares.

i)              Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheets as of December 31, 2011 and 2010 and statements of income and shareholders equity for the years ended December 31, 2011, 2010 and 2009 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed. This summary does not include the effect of the deconsolidation of pro rata investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	As of December 31,
	2011	2010
Summary of Consolidated Balance Sheets in accordance with US GAAP

Current assets (a)	3,454,423,424	2,342,713,391
Non-current assets	10,118,185,835	8,255,869,305
Total assets	13,572,609,259	10,598,582,696

Current liabilities (a)	2,783,788,624	1,839,565,109
Non-current liabilities	6,293,780,268	3,970,177,419
Total liabilities	9,077,568,892	5,809,742,528

Pampa Energía shareholders' equity	3,106,093,420	3,307,288,465
Noncontrolling interest	1,388,946,947	1,481,551,703
Total equity	4,495,040,367	4,788,840,168

Total liabilities and equity	13,572,609,259	10,598,582,696

(a) Incluides Ps. 1,079,144,356 and Ps. 915,423,000 for the respectively assets and liabilities held for sale of EMDERSA and EMDERSA Holding as of December 31, 2011.

	For the year ended December 31,
	2011	2010	2009
Summary of Consolidated Statements of Operations in accordance with US GAAP
Sales	6,151,577,979	4,936,230,958	4,176,277,528
Cost of sales	(5,282,996,430)	(4,087,744,894)	(3,308,938,125)
Gross Profit	868,581,549	848,486,064	867,339,403
Selling expenses	(381,856,108)	(210,043,525)	(183,956,752)
Administrative expenses	(462,821,175)	(366,748,093)	(390,666,568)
Other operating income (expenses) , net	543,947,759	18,782,855	(2,010,213)
Operating income	567,852,025	290,477,301	290,705,870
Result for investing in other companies	19,779,285	-	-
Financial and holding results, net	(592,936,393)	(318,455,651)	(8,182,618)
(Loss) Income before taxes and noncontrolling interest from continued operations	(5,305,083)	(27,978,350)	282,523,252
Income tax	(157,792,272)	(59,592,031)	(119,535,365)
Gain from discontinued operations	(131,782,775)	-	-
Net (loss) income for the year	(294,880,130)	(87,570,381)	162,987,887
Less: Noncontrolling interest	141,404,380	(5,348,217)	(80,769,243)
Net (loss) income for the year attributable to Pampa Energía	(153,475,750)	(92,918,598)	82,218,644

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	For the year ended December 31,
	2011	2010	2009

Summary of Consolidated Equity in accordance with US GAAP

Common stock	1,314,310,895	1,314,310,895	1,526,194,242
Additional paid-in capital	1,588,739,951	1,637,112,665	1,633,066,723
Treasury stock	-	-	(205,479,339)
Reserve for Directors’ option	241,460,349	232,514,997	223,569,645
Legal Reserve	27,396,793	27,396,793	16,659,952
Retained earnings	78,036,118	170,954,716	111,180,109
Net (loss) income attributable to Pampa Energía	(153,475,750)	(92,918,598)	82,218,644
Accumulated other comprehensive income	9,625,064	17,916,997	6,826,616
Total Pampa Energía Shareholders’ equity	3,106,093,420	3,307,288,465	3,394,236,592
Noncontrolling interest	1,388,946,947	1,481,551,703	1,657,099,949
Total Equity	4,495,040,367	4,788,840,168	5,051,336,541

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

Disclosure requirements under US GAAP do not differ from those required under Argentine GAAP, except for the disclosure of discontinued operations. However, discontinued operations by segment correspond to Emdersa segment, which has been shown above, in the statement of operations within discontinued operations.

Under US GAAP, for the year ended December 31, 2011, in the segment of distribution EMDERSA's operation has  been  discontinued,  since it has been classified as held for sale. As such,  its  loss  for  the  year  includes:  i)  loss  for  the  year  from discontinued  operations  attributable  to the Company shareholders', and ii) gain   for   the   year   from   discontinued  operations  attributable to non-controlling shareholders'.

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

The Company’s trade receivable derived primarily from the sale of electricity. No single customer accounted for more than 10% of revenues for the years ended December 31, 2011, 2010 and 2009.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

As it is defined in this Topic, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized. There were no unrecognized tax benefits as of December 31, 2011 and 2010.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2011 and 2010, is the following:

	In thousands of pesos
	2011	2010
Recognized uncertain tax position, opening balance	8,263	7,761
Increase in uncertain tax position	522	522
Recognized uncertain tax position, ending balance	8,785	8,263

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

Presented below is the consolidated condensed information of Citelec as of December 31, 2011 and 2010:

	As of December 31,
	2011	2010

Current assets	304,397,926	251,275,264
Non-Current assets	1,651,844,388	1,712,908,293
Total assets	1,956,242,314	1,964,183,557

Current liabilities	162,092,626	198,415,432
Non-Current liabilities	742,803,648	642,519,809
Total liabilities	904,896,274	840,935,241

Noncontrolling interest	520,727,722	556,021,326
Citelec S.A. shareholders´ equity	530,618,318	567,226,990
Total equity	1,051,346,040	1,123,248,316

Sales	628,259,669	583,759,512
Gross income	126,089,879	186,498,436
Net (loss) income	(36,608,672)	11,554,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	For the years ended December 31,
	2011	2010	2009

Net cash provided by operating activities	22,998,783	92,689,196	216,819,221
Net cash used in investment activities	(53,705,222)	(52,299,861)	(74,896,936)
Net cash provided by (used in) financing activities	60,466,848	4,326,618	(101,593,431)

Net increase in cash and cash equivalents	29,760,409	44,715,953	40,328,854
Cash and cash equivalents at the beginning of the year	104,800,996	60,085,043	19,756,189
Cash and cash equivalents at the end of the year	134,561,405	104,800,996	60,085,043

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

The total compensation cost recognized in income for the years 2011, 2010 and 2009 were Ps. 8.9 million, Ps. 8.9 million and Ps. 73.1 million, respectively. Amendments to Opportunities Assignment and Purchase Option Agreements mentioned in Note 14 apply to all three executives to which the purchase options were granted.

As of December 31, 2011 and 2010, due to the modification of the awards the total compensation expense related to the non-vested purchase options not yet recognized amounts to Ps. 33.5 million and Ps. 33.5 million, respectively, and it is expected to be recognized until 2014.

The following table summarizes purchase options activity under the agreement for the years ended December 31, 2011 and 2010:

There are no purchase options forfeited, expired, lapsed or exercised during any of the years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	As of December 31, 2011		As of December 31, 2010
	Number of shares to be subscribed	Weighted-average exercise price (US$)	Number of shares to be subscribed	Weighted-average exercise price (US$)
Outstanding, beginning of year	111,500,000	-	111,500,000	-
	150,000,000	-	150,000,000	-
	120,048,560	-	120,048,560	-
Granted during the year	-	-	-	-
	-	-	-	-
	-	-	-	-
Outstanding, end of year	111,500,000	0.27	111,500,000	0.27
	150,000,000	0.27	150,000,000	0.27
	120,048,560	0.27	120,048,560	0.27
Exercisable, end of year	-	-	-	-
	-	-	-	-
	-	-	-	-

The following table summarizes information about purchase options outstanding and exercisable at December 31, 2011:

	Outstanding		Exercisable
Exercise price (US$)	Number of options	Weighted-average remaining contractual life	Number of options	Weighted-average remaining contractual life
0.27	111,500,000	12	-	-
0.27	150,000,000	12	-	-
0.27	120,048,560	12	-	-
	381,548,560		-

Weighted-average exercise price:

-Options outstanding:  US$ 0.27

-Exercisable:                US$     -

o) Intangible assets

The following tables summarize the balances comprising intangibles assets as of December 31, 2011 and 2010:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	As of December 31, 2011
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,202,460,931	(20,747,259)	(123,378,875)	1,079,082,056
Intangible identificable in distribution	55,218,092	(9,251,891)	(21,164,492)	34,053,600
Fourth line project	163,718,265	(20,761,801)	(112,792,273)	50,925,992
Total	1,421,397,288	(50,760,951)	(257,335,640)	1,164,061,648

	As of December 31, 2010
	Gross carrying amount	Amortization expense	Accumulated amortization	Net carrying amount
Concession contract	1,202,460,931	(29,851,510)	(102,631,616)	1,099,829,315
Intangible identificable in distribution	24,508,397	(4,154,954)	(11,912,601)	12,595,796
Fourth line project	163,718,265	(20,715,355)	(92,030,472)	71,687,793
Total	1,390,687,593	(54,721,819)	(206,574,689)	1,184,112,904

The estimated amortization expense of intangible assets for each of the five succeeding years is Ps. 49.5 million.

p) Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2011 and 2010:

	As of December 31,
	2011	2010
Beginning Balance	183,380,415	183,519,704
Hidroeléctrica Diamante	-	(139,289)
Ending Balance	183,380,415	183,380,415

q) Pension Plan

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

The components of net periodic benefit cost under Argentine GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

	2011	2010	2009
Cost for services	5,581,562	3,481,736	2,981,994
Cost for interest	22,023,631	12,235,165	8,640,035
Amortization of past service cost	1,115,078	2,893,152	776,078
Amortization of actuarial losses	1,793,546	2,461,469	1,499,719
Net benefit cost for the year	30,513,816	21,071,522	13,897,825

The changes in benefit obligations for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Benefit obligation at the beginning of year	84,933,450	62,973,820	48,857,503
Cost	5,581,562	3,481,736	2,891,554
Interest	22,023,631	12,235,165	8,376,764
Incorporation of liabilities for consolidation	14,479,643	-	-
Actuarial losses	40,698,791	15,050,083	5,665,036
Benefit payments	(14,556,721)	(8,807,354)	(2,817,038)
Benefit obligations at the end of the year	153,160,356	84,933,450	62,973,820

Benefit obligations at the end of the year	153,160,356	84,933,450	62,973,820
Unamortized cost for past services	(8,349,197)	(8,701,779)	(3,700,569)
Unrecognized actuarial losses	(50,196,765)	(22,057,096)	(19,246,528)
Total benefits to the personnel plans	94,614,394	54,174,575	40,026,723

The following table shows weighted-average assumptions used in calculating benefit obligation for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Discount rate	29%	23%	19%
Salaries increase	6%	6%	6%
Inflation	2%	2%	2%

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

The following yearly pension benefits payments are expected to be made:

Year	Ps.
2011	25,744,593
2012	14,855,788
2013	16,262,447
2014	17,914,636
2015	16,462,134
2016-2020	96,959,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

The components of the projected net periodic pension benefit costs for 2012 are as follows:

Ps.
Cost for services	6,509,122
Cost for interest	28,924,821
Amortization of past service cost	1,115,078
Amortization of actuarial losses	(999,131)

The following table shows the effect of a 1% change in discount rate on the projected benefit obligation for the years indicated

	2011	2010	2009
Projected benefit obligation	153,160,356	84,933,450	40,026,723
Effect of a one-percentage-point increase	144,660,612	80,246,528	51,185,034
Effect of a one-percentage-point decrease	162,236,535	90,249,735	57,565,553

r) Business combinations

The following table summarizes the consideration paid for EPCA, EMDERSA and AESEBA and the amounts of the assets acquired recognized at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in EPCA, EMDERSA and AESEBA.

The following breakdown summarizes theses acquisitions:

Assets	2,631,014,100
Liabilities	(1,209,830,718)
1,421,183,382

Consideration paid	685,570,331
Non-controlling interest	159,853,000
Bargain purchase	575,760,051
1,421,183,382

s) Pro forma (unaudited)

Had  the EMDERSA, AESEBA and EPCA transactions been consummated as of January 1, 2010, Pampa’s unaudited pro forma net sales and net income (loss) would have been as follows:

	For the year ended December 31,
	2011	2010
Net Sales	6,488,628,483	5,295,804,780
Net income (loss)	(130,962,046)	12,521,420

These pro forma results were prepared based on 2011 and 2010 accounting information under US GAAP.

t) Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This update clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This update is effective on a prospective basis for the Company's annual and interim reporting periods beginning on January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23.  (CONTINUED)

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU No. 2011-05 provides guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in OCI. The FASB has eliminated the option to present OCI as part of the statement of changes in stockholders' equity. This ASU will require either the addition of OCI to the current statement of operations for one single statement of comprehensive income or the addition of a statement that presents total OCI. This ASU is effective for the interim or annual periods beginning after December 15, 2011. This accounting standard is not expected to have a material effect on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles—Goodwill and Other (Topic 350)". Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.  The amendments in this Update are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments improve the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance.  The Company is currently analyzing the impact that this amendment could have on its consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities".  The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50.  The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.   An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This accounting standard is not expected to have a material effect on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". Both ASU's are effective for annual reporting periods beginning after December 15, 2011. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. ASU 2011-12 defers the changes in ASU 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company's adoption of these standards is not expected to have a material impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24. Other financial statement information

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

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases	Increases for acquisitions (1)	Disposals (2)	Transfers	At the end of the year
Land	9,998,011	50,000	13,013,473	-	-	23,061,484
Properties	208,100,094	6,829,852	19,072,774	(1,318,544)	108,882,617	341,566,793
High, medium and low voltage lines	2,159,107,063	12,008,324	311,450,278	(98,662,784)	228,454,046	2,612,356,927
Substations	932,940,153	5,949,546	56,086,281	(35,257,692)	37,427,357	997,145,645
Transforming chamber and platforms	525,116,433	-	95,922,669	(19,090,781)	44,600,153	646,548,474
Meters	516,849,000	500,000	90,434,807	(29,697,607)	111,214,596	689,300,796
High-voltage lines	372,740,162	29,700	-	-	119,874,597	492,644,459
Electricity equipment of transmission	330,879,937	557,507	-	(3,210,380)	10,582,701	338,809,765
Aerial and semi-heavy equipment	11,098,869	387,754	-	-	-	11,486,623
Laboratory and maintenance	4,194,351	33,559	-	-	-	4,227,910
Wells	-	-	-	-	50,106,210	50,106,210
Generation equipment and machinery	604,787,675	84,131,334	80,178,901	(4,548,001)	955,817,656	1,720,367,565
Vehicles	25,271,411	4,948,512	6,478,842	(1,093,693)	1,387,788	36,992,860
Furniture and fixtures and software equipment	61,809,584	6,363,743	6,702,531	(2,690,030)	1,455,011	73,640,839
Communication equipments	89,899,991	136,715	(118,000)	-	2,762,226	92,680,932
Materials and spare parts	103,183,964	51,258,834	420,610	(15,802,618)	(25,199,566)	113,861,224
Tools	13,031,956	1,836,193	3,878,028	(134,483)	1,635,903	20,247,597
Work in progress	1,410,601,354	751,177,112	83,063,148	(12,916,654)	(1,583,004,382)	648,920,578
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	79,296,013	24,425,776	-	-	(65,996,913)	37,724,876
Total as of 12.31.11	7,466,439,933	950,624,461	766,584,342	(224,423,267)	-	8,959,225,469
Total as of 12.31.10	6,917,993,808	724,346,268	(4,264,771)	(171,635,372)	-	7,466,439,933
Total as of 12.31.09	5,865,316,882	1,075,624,901	130,654,158	(169,837,358)	-	6,901,758,583

Account	Depreciation				12.31.11	12.31.10
	At the beginning of the year	Disposals	Amount for the year	Accumulated at the end of the year	Net book value	Net book value
Land	-	-	-	-	23,061,484	9,998,011
Properties	(29,134,735)	561,905	(14,437,970)	(43,010,800)	298,555,993	178,965,359
High, medium and low voltage lines	(300,921,959)	2,754,154	(127,450,822)	(425,618,627)	2,186,738,300	1,858,185,104
Substations	(99,384,638)	1,344,283	(41,880,369)	(139,920,724)	857,224,921	833,555,515
Transforming chamber and platforms	(62,600,784)	59,750	(24,928,915)	(87,469,949)	559,078,525	462,515,649
Meters	(89,992,915)	676,985	(42,860,179)	(132,176,109)	557,124,687	426,856,085
High-voltage lines	(65,436,634)	-	(23,992,814)	(89,429,448)	403,215,011	307,303,528
Electricity equipment of transmission	(51,303,149)	2,704,799	(15,163,781)	(63,762,131)	275,047,634	279,576,788
Aerial and semi-heavy equipment	(2,885,850)	-	(458,558)	(3,344,408)	8,142,215	8,213,019
Laboratory and maintenance	(1,908,849)	-	(307,717)	(2,216,566)	2,011,344	2,285,502
Wells	-	-	(15,583,192)	(15,583,192)	34,523,018	-
Generation equipment and machinery	(117,188,139)	120,871	(57,704,469)	(174,771,737)	1,545,595,828	487,599,536
Vehicles	(8,582,667)	955,479	(8,428,087)	(16,055,275)	20,937,585	16,688,744
Furniture and fixtures and software equipment	(40,433,921)	2,680,637	(15,204,942)	(52,958,226)	20,682,613	21,375,663
Communication equipments	(24,778,164)	-	(8,394,843)	(33,173,007)	59,507,925	65,121,827
Materials and spare parts	-	-	-	-	113,861,224	103,183,964
Tools	(6,771,566)	95,817	(2,781,648)	(9,457,397)	10,790,200	6,260,390
Work in progress	-	-	-	-	648,920,578	1,410,601,354
Work and compulsory work performed	(1,950,170)	-	(415,147)	(2,365,317)	5,168,595	5,583,742
Advances to suppliers	-	-	-	-	37,724,876	79,296,013
Total as of 12.31.11	(903,274,140)	11,954,680	(399,993,453)	(1,291,312,913)	7,667,912,556	6,563,165,793
Total as of 12.31.10	(626,839,107)	8,480,043	(284,915,076)	(903,274,140)	6,563,165,793
Total as of 12.31.09	(360,644,794)	6,875,552	(273,069,865)	(626,839,107)	6,274,919,476

(1)       As of December 31, 2011 corresponds to the residual value of the incorporated fixed assets because of the acquisitions of EMDERSA and AESEBA for  Ps. 1,872,961.028 net of Ps. 1,106,376,686 for the deconsolidation of EMDERSA.

As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis

(2)       Includes Ps. 165,658,979 for the impairment of property, plant and equipment of Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of December 31, 2011	As of December 31, 2010

Short-term Investments
Time deposits	49,359,887	32,120,518
Government securities	76,340,518	319,368,115
Corporate securities (1)	38,100,718	139,616,231
Mutual funds	154,577,412	158,138,052
Shares in other companies	48,246,893	224,530,777
Trusts (2)	-	18,621,566
Restricted bank accounts (3)	-	69,143,552
Total short-term investments	366,625,428	961,538,811

Long-term Investments
Corporate securities (4)	548,227,612	-
Participation in other companies	131,766,255	481,680
Other	5,463,287	-
Total long-term investments	685,457,154	481,680

(1) Include restricted availability assets for Ps. 20.1 million and Ps. 20.5 million, as of December 31, 2011 and 31, 2010, respectively.

(2) Include restricted availability assets for Ps. 18.6 million, as of December 31, 2010.

(3) Include restricted availability assets for Ps. 69.1 million, as of December 31, 2010.

(4) Include restricted availability assets for Ps. 499.6 million, as of December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases	Increases / Disposals (1)	Disposals (1)	At the end of the year
Concession contract	335,368,056	-	-	-	335,368,056
Operanting costos and pre-orperating costs	10,703	-	-	-	10,703
Intangibles identificable in acquisitions	24,524,452	40,864,320	-	(10,154,625)	55,234,147
Total as of 12.31.11	359,903,211	40,864,320	-	(10,154,625)	390,612,906
Total as of 12.31.10	366,365,416	-	(6,427,576)	(34,629)	359,903,211
Total as of 12.31.09	363,116,648	29,628	3,219,140	-	366,365,416

Main Account	Accumulated depreciation				12.31.11	12.31.10
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value	Net book value
Concession contract	(79,757,548)	-	(18,741,050)	(98,498,598)	236,869,458	255,610,508
Operanting costos and pre-orperating costs	(10,703)	-	-	(10,703)	-	-
Intangibles identificable in acquisitions	(11,928,656)	-	(9,251,891)	(21,180,547)	34,053,600	12,595,796
Total as of 12.31.11	(91,696,907)	-	(27,992,941)	(119,689,848)	270,923,058	268,206,304
Total as of 12.31.10	(68,800,903)	5,000	(22,901,004)	(91,696,907)	268,206,304
Total as of 12.31.09	(45,998,252)	-	(22,802,651)	(68,800,903)	297,564,513

(1) As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values
	At the begining of the year	At the end of the year
Fourth line proyect	186,898,350	186,898,350
Total as of 12.31.11	186,898,350	186,898,350
Total as of 12.31.10	186,898,350	186,898,350
Total as of 12.31.09	186,898,350	186,898,350

Main Account	Accumulated depreciation			12.31.11	12.31.10
	At the begining of the year	Amount for the year	At the end of the year	Net book value	Net book value
Fourth line proyect	(96,611,875)	(22,732,205)	(119,344,080)	67,554,270	90,286,475
Total as of 12.31.11	(96,611,875)	(22,732,205)	(119,344,080)	67,554,270	90,286,475
Total as of 12.31.10	(73,879,669)	(22,732,206)	(96,611,875)	90,286,475
Total as of 12.31.09	(28,415,257)	(22,732,206)	(51,147,463)	135,750,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Impairment/ desconsolidation	Accumulated amortization	Net book value as of 12.31.11	Net book value as of 12.31.10
Inversora Piedra Buena (1)	183,380,415	-	(64,026,396)	119,354,019	133,930,392
CTG (6)	(2,171,469)	-	1,107,023	(1,064,446)	(1,301,890)
EASA (7)	(7,654,093)	-	292,513	(7,361,580)	(7,459,084)
IEASA (3)	467,451,598	(443,515,782)	(23,935,816)	-	449,147,741
Inversora Diamante (4)	10,999,115	-	(3,223,117)	7,775,998	8,391,922
Inversora Nihuiles (4)	(745,689)	-	223,891	(521,798)	(564,446)
Powerco (2)	5,639,499	-	(1,636,261)	4,003,238	4,330,490
Transelec (5)	(17,369,690)	-	4,362,430	(13,007,260)	(13,770,659)
Edenor (8)	(557,779,602)	178,726,662	14,597,974	(364,454,966)	-
Total as of 12.31.11	81,750,084	(264,789,120)	(72,237,759)	(255,276,795)
Total as of 12.31.10	640,241,870	-	(67,537,404)		572,704,466

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of CPB, Inversora Piedra Buena’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, at the acquisition date of the direct and indirect participation through Powerco.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract, subsidiary of IEASA through EASA. In relation to the impairment, see Note 2.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of HINISA and HIDISA, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(6) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(7) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

(8) Corresponds to negative goodwill registered for the purchases of AESEBA and EGSSA. Their useful lives have been estimated at 26 years based on the average weighted remaining useful life of the assets subject to depreciation of  AESEBA/EDEN  and EGSSA. The deconsolidation of negative goodwill values is made pursuant to the decision to divest from EMDERSA detailed in Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases for acquisitions (1)	Increases	Decreases	Balances at the end of the year
Deducted from current assets
Allowance for doubtful accounts	32,230,439	21,469,759	38,281,488	(3,295,350)	88,686,336
Allowance for other receivables	14,316,491	838,000	16,282,400	(2,996,287)	28,440,604
Total allowances deducted from current assets as of 12.31.11	46,546,930	22,307,759	54,563,888	(6,291,637)	117,126,940
Total allowances deducted from current assets as of 12.31.10	35,205,037	-	23,067,538	(11,725,645)	46,546,930

Deducted from non-current assets
Allowance for doubtful accounts	-	-	1,736,107	-	1,736,107
Allowance for other receivables	43,258,215	-	14,216,926	(4,844,576)	52,630,565
Total allowances deducted from non-current assets as of 12.31.11	43,258,215	-	15,953,033	(4,844,576)	54,366,672
Total allowances deducted from non-current assets as of 12.31.10	30,837,105	-	12,426,178	(5,068)	43,258,215

Total from assets as of 12.31.11	89,805,145	22,307,759	70,516,921	(11,136,213)	171,493,612
Total from assets as of 12.31.10	66,042,142	-	35,493,716	(11,730,713)	89,805,145

Included in current liabilities
Provision for contingencies	57,976,586	(2,690,552)	4,514,450	(48,401,467)	11,399,017
Total provision included in current liabilities as of 12.31.11	57,976,586	(2,690,552)	4,514,450	(48,401,467)	11,399,017
Total provision included in current liabilities as of 12.31.10	62,813,000	-	3,756,586	(8,593,000)	57,976,586

Included in non-current liabilities
Provision for contingencies	11,326,505	2,750,947	58,310,294	(2,412,644)	69,975,102
Total provision included in non-current liabilities as of 12.31.11	11,326,505	2,750,947	58,310,294	(2,412,644)	69,975,102
Total provision included in non-current liabilities as of 12.31.10	17,729,148	-	1,122,690	(7,525,333)	11,326,505

Total in liabilities as of 12.31.11	69,303,091	60,395	62,824,744	(50,814,111)	81,374,119
Total in liabilities as of 12.31.10	80,542,148	-	4,879,276	(16,118,333)	69,303,091

(1) Corresponds Ps. 30,757,759 to the incorporated allowances deducted from assets because of the acquisitions of EMDERSA and AESEBA, net of Ps. 8,450,000 for the deconsolidation of EMDERSA.

(1) Corresponds Ps. 19,920,395 to the incorporated allowances included in liabilities because of the acquisitions of EMDERSA and AESEBA, net of Ps. 19,860,000 for the deconsolidation of EMDERSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

g.  Cost of sales

	For the years ended December 31,
	2011	2010	2009

Inventory at the beginning of the year	30,317,274	46,121,259	48,468,279
Purchase of the period	2,186,501,203	1,780,624,898	1,386,884,485
Expenses for generation, transmission and distribution	3,404,567,327	2,077,213,965	1,801,143,162
Holding gain on inventory	674,463	(4,043,038)	1,771,572
Inventory at the end of the year	(39,009,916)	(30,317,274)	(46,121,259)
Cost of sales	5,583,050,351	3,869,599,810	3,192,146,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.11				12.31.10
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets
Current assets
Cash and banks	US$	28,128,821	4.264	119,941,291	117,651,015
	EUR	50,792	5.534	281,075	240,189
	R$	988	2.302	2,274	-
	US	6,040	0.214	1,294	7,377
Investments	US$	35,012,119	4.264	149,291,674	706,648,755
Trade receivables	US$	5,473,294	4.264	23,338,124	24,738,369
Other receivables	US$	7,512,132	4.264	32,031,729	22,936,427
	EUR	2,132,716	5.534	11,802,022	10,245,203
	US	13,172	0.214	2,822	2,298
Other assets	EUR	415	5.534	2,297	-
		£1,000	6.627	6,627	-
	R$	1,000	2.302	2,302	-
Total Current assets				336,703,531	882,469,633
Non-current assets
Trade receivables	US$	-	-	-	101,315
Other receivables	US$	430,966	4.264	1,837,639	10,065,326
Fixed assets	US$	5,339,514	4.264	22,767,689	13,761,936
Total Non-current assets				24,605,328	23,928,577
Total Assets				361,308,859	906,398,210

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

   CHF: Swiss franc

   NOK: Norwegian Krone

   £: Pounds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.11				12.31.10
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	31,772,244	4.304	136,747,738	36,156,915
	EUR	404,075	5.586	2,257,246	3,962,781
	CHF	-	-	-	1,346,691
	US	1,027	0.214	220	188
	NOK	969,782	0.723	701,346	-
Financial debt	US$	51,515,062	4.304	221,720,828	202,522,729
Salaries and social security payable	US	704,577	0.214	150,948	140,011
Taxes payable	US$	1,866,476	4.304	8,033,312	1,353,066
Total Current liabilities				369,611,638	245,482,381
Non-current liabilities
Accounts payable	US$	-	-	-	312,637
Financial debt	US$	630,281,797	4.304	2,712,732,855	1,655,797,436
Other debts	US$	37,232	4.304	160,248	-
Total Non-current liabilities				2,712,893,103	1,656,110,073
Total Liabilities				3,082,504,741	1,901,592,454

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

   CHF: Swiss franc

   NOK: Norwegian Krone

   £: Pounds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation / Transmission / Distribution	Selling	Administration	For the years ended December 31,
				2011	2010	2009
Salaries and social security	744,064,133	128,529,021	237,168,270	1,109,761,424	708,708,138	542,398,147
Social benefits	9,712,306	101,712	8,858,885	18,672,903	16,094,642	11,189,856
Fees and compensation for services	288,195,450	180,651,539	108,561,659	577,408,648	268,930,907	246,903,030
Directors and Sindycs' fees	-	-	28,904,408	28,904,408	19,746,780	16,829,097
Reserve for Directors' options	-	-	8,945,352	8,945,352	8,945,352	11,061,342
Depreciation of fixed assets	377,481,159	3,605,389	18,906,905	399,993,453	284,915,076	273,069,865
Amortization of intangible assets	21,182,221	-	6,810,720	27,992,941	22,901,004	22,802,651
Amortization of other assets	22,732,205	-	-	22,732,205	22,732,206	22,732,206
Transport of energy	15,632,664	-	-	15,632,664	17,512,813	22,742,332
Gas consumption	497,723,194	-	-	497,723,194	285,887,603	354,485,466
Purchase of energy	456,632,472	-	-	456,632,472	420,623,125	308,563,670
Fuel consumption	608,189,043	45,428	371,611	608,606,082	243,589,497	94,937,708
Material and spare parts consumption	96,499,581	1,782,144	3,569,766	101,851,491	67,216,245	95,605,491
Maintenance	128,733,277	3,986,303	6,005,203	138,724,783	26,601,292	35,170,963
Royalties and fees	27,195,917	-	-	27,195,917	26,878,106	25,630,430
Doubtful accounts	-	41,513,287	-	41,513,287	21,619,424	(1,243,193)
Transport and per diem	13,661,477	558,496	8,854,518	23,074,491	13,113,259	12,201,878
Rental and insurance	34,160,316	981,904	36,189,462	71,331,682	57,128,028	47,896,238
Surveillance and security	15,730,668	2,301,231	16,747,584	34,779,483	16,398,892	10,093,303
Taxes, rates and contributions	25,462,133	67,920,432	17,850,195	111,232,760	45,069,482	38,467,979
Communication	10,206,335	16,789,474	8,298,672	35,294,481	23,539,095	18,368,716
Advertising and promotion	8,000	640,736	19,608,248	20,256,984	19,115,562	17,811,790
Office expenses	512,061	373,135	2,600,462	3,485,658	2,745,682	1,714,232
Other	10,852,715	766,844	21,930,786	33,550,345	14,081,001	29,121,925
Total as of 12.31.11	3,404,567,327	450,547,075	560,182,706	4,415,297,108
Total as of 12.31.10	2,077,213,965	211,118,092	365,761,154		2,654,093,211
Total as of 12.31.09	1,801,143,162	154,663,071	302,748,889			2,258,555,122