Form 20-F
period 2012-12-31
Pampa Energy Inc.
filed 2013-04-30
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of principal executive offices)

Romina Benvenuti

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

Tel.: + 54 11 4809 9500 / Fax: + 54 11 4809 9555

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock American Depositary Shares, each representing 25 shares of common stock, par value Ps. 1.00 per share	New York Stock Exchange* New York Stock Exchange
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,314,310,895 shares of common stock, par value Ps. 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes	☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes	☒No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17	☐Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Selected Financial Data	7
	Exchange Rates	11
	Risk Factors	12
Item 4.	Information on the Company	38
	History and Development of the Company	38
	Our Business	38
	The Argentine Electricity Sector	83
Item 4A.	Unresolved Staff Comments	99
Item 5.	Operating and Financial Review and Prospects	99
Item 6.	Directors, Senior Management and Employees	175
Item 7.	Major Shareholders and Related Party Transactions	188
Item 8.	Financial Information	190
	Consolidated Financial Statements	190
	Legal Proceedings	190
	Dividends	195
Item 9.	The Offer and Listing	196
	Trading History	196
	The Argentine Securities Market	198
Item 10.	Additional Information	201
	Memorandum and Articles of Association	201
	Material Contracts	201
	Exchange Controls	201
	Taxation	203
	Dividends and Paying Agents	207
	Documents on Display	208
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	209
Item 12.	Description of Securities Other than Equity Securities	212
	Description of American Depositary Shares	212

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	214
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	214
Item 15.	Controls and Procedures	214
Item 16A.	Audit Committee Financial Expert	215
Item 16B.	Code of Ethics	215
Item 16C.	Principal Accountant Fees and Services	215
Item 16D.	Exemptions from the Listing Standards for Audit Committees	216
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	216
Item 16F.	Change in Registrant’s Certifying Accountant	217
Item 16G.	Corporate Governance	217
Item 16 H.	Mine Safety Disclosure	222

PART III
Item 17.	Financial Statements	223
Item 18.	Financial Statements	223
Item 19.	Exhibits	223
	Index to Financial Statements	F1

i

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2012, December 31, 2011 and January 1, 2011, and for the years ended December 31, 2012 and 2011, and the notes thereto (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, whose report is included in this annual report.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and have been approved by resolution of the Board of Directors’ meeting of the Company held on March 8, 2013.

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

Our significant acquisitions include Electricidad Argentina S.A. (“EASA”) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”); Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Central Piedra Buena S.A. (“Piedra Buena”) generation facilities; the assets comprising Central Térmica Loma de la Lata S.A. (“Loma de la Lata” or “CTLL”) in May 2007; Pampa Inversiones S.A. (“PISA”) in January 2007; a direct interest in Central Térmica Güemes S.A. (“Güemes”); a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (“HINISA”) and Hidroeléctrica Diamante (“HIDISA”), respectively, a direct interest in Petrolera Pampa S.A. (“Petrolera Pampa”) in February 2009; and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”).

Recent Developments

Since 2011, Edenor has taken action to divest certain assets consisting of former subsidiaries of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”), a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta, and AESEBA S.A. (“AESEBA”).

Spin-off Process – EMDERSA

In order to carry out the sale of certain of EMDERSA’s former subsidiaries, Edenor, the controlling company of EMDERSA, was required to cause EMDERSA to complete a partial spin-off process (the “Spin-off Process”), which resulted in the creation of three new investment companies, (i) EDESAL Holding S.A. (“EDESALH”), holder of 99.99% of the capital stock and votes of Empresa Distribuidora San Luis S.A. (“EDESAL”), (ii) EDESA Holding S.A. (“EDESAH”), holder of 90% of the capital stock and votes of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), and (iii) EGSSA Holding (“EGSSAH”), holder of 99.99% of EGGSA’s capital stock and votes. EMDERSA was to retain 99.99% of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Shareholders’ Meeting, which was resumed on January 13, 2012 after a recess, the Spin-off Process was approved.

The Spin-off Process has also been approved by the Comisión Nacional de Valores (the National Securities Commission, or “CNV”) and registered with the Regulatory Agency of Corporations (the “IGJ”), together with the registration of the three new companies. On November 8, 2012, the new companies were authorized by the National Securities Commission to go public, and they obtained admission to listing on the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange).

Companies’ sale agreements

Edenor’s Board of Directors approved at different times the offer letters received for the carrying out of the following transactions:

•         From Rovella Carranza S.A. (“Rovella”), for the acquisition of Edenor’s direct and indirect stake in EDESAL (the “EDESAL Sale”).

•         From Salta Inversiones Eléctricas S.A. (“SIESA”), for the acquisition of Edenor’s direct and indirect stake in EDESA (the “EDESA Sale”)

•         From the Company, for the acquisition of Edenor’s direct and indirect stake in EGSSA (the “EGSSA Acquisition”).

EDESAL Sale

On September 16, 2011, Edenor’s Board of Directors approved the offer for the acquisition of 78.44% of the capital stock and votes of EDESALH by Rovella for a total and final price of U.S.$ 26.7 million that was paid in two installments. The first of them, for U.S.$ 4.0 million, was paid three days after the acceptance of the offer, and the remaining balance was collected by Edenor on October 25, 2011.

Along with the payment of the balance in October 2011, EDESAL also repaid a financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date.

EDESA Sale

On April 23, 2012, Edenor’s Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor and its subsidiary EMDERSA Holding S.A. (“EMDERSAH”), for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights of EDESAH, holder of 90% of the capital stock and voting rights of EDESA, which in turn owns 99.99% of the capital stock and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (ESED), and (ii) the remaining 0.01% of ESED.

The transaction was carried out on May 10, 2012 at the offered price payable through the delivery of Argentine sovereign debt bonds (Boden 2012) for a value equivalent to Ps. 100.5 million. Such price was partially cancelled through the payment of Ps. 83.8 million, and the remainder will be cancelled in five annual and consecutive installments in U.S. dollars, with the first of them falling due on May 5, 2013, at an interest rate of LIBOR plus a 2% margin.

As a part of this transaction, EDESA also cancelled in full a loan held with Edenor for an amount of Ps. 131.3 million plus accrued interest, and the purchaser released EMDERSA from any and all liability resulting from the surety granted by the latter to EDESA in connection with a syndicated loan held by that company with multiple banking entities.

As collateral for the payment of the price of the EDESA Sale, SIESA granted a second lien share pledge over 23.53% of the shares of EDESA in favor of Edenor.

EGSSA Acquisition

On October 3, 2011, the Company sent to Edenor an offer to buy 78.57% of the shares and votes of EGSSAH together with 0.01% of EGSSA’s capital stock held by Edenor. On October 11, 2011, Edenor’s Board of Directors approved such offer.

The total and final agreed-upon price for this transaction amounts to U.S.$ 10.8 million, to be paid in two installments. The first of them, for an amount of U.S.$ 2.2 million was made on October 31, 2011 as partial payment of the price, and the remaining balance will have to be paid in October 2013. The latter amount will accrue interest at an annual rate of 9.75%, payable semi-annually.

EDELAR Offer

An offer from Andes Energía Argentina S.A. (“Andes Energía”) was accepted by Edenor’s board of directors on September 16, 2011, pursuant to which a proposal was made for Andes Energía to acquire a purchase option for a price of U.S. $1.5 million to buy, if the Spin-off Process was completed within a term of two years, 78.44% of Edenor’s direct and indirect stake in EDELAR for U.S. $20.29 million, to be paid in two installments. The purchase option was paid for by the buyer on September 16, 2011.

Subsequently, Edenor’s board of directors approved proposals from Andes Energía to extend the term during which the buyer could exercise the option, with Edenor retaining the right to freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights over such shares. In the event that a sale to a third party is made, Andes Energía option may not be exercised, there being no outstanding payment or any responsibility of any kind for Edenor or Andes Energía.

On December 31, 2012, the Andes Energía purchase option had expired. As of the date of this annual report, Edenor is currently negotiating with Andes Energía new terms and conditions. At the same time, Edenor has received other expressions of interests in connection with such assets from third parties, which are currently being analyzed, although no specific offers have yet been received.

Taking into consideration that Edenor still intends to sell these assets and that it has received other expressions of interests in connection therewith, such assets continue to be classified as assets available for sale.

AESEBA and EDEN Sale

On February 27, 2013, Edenor’s Board of Directors unanimously approved an offer sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for (i) the acquisition of the shares representing 100% of the capital stock and voting rights of AESEBA, an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company holding the concession area in the north region of the Province of Buenos Aires; and (ii) the assignment of certain credits that EASA (the controlling company of Edenor) had with EDEN. The price offered by the Buyer has been paid through the assignment to Edenor of certain rights under a trust established for purposes of the transaction to receive debt securities of Edenor, in an amount equivalent, as of the date of the acceptance of the offer, to U.S.$85 million face value, which are to be cancelled by Edenor as such bonds are released to it in accordance with the terms and conditions of the trust. As part of the transaction, and in order to guarantee the obtention of funds necessary to acquire the Edenor bonds to be received by such company, U.S.$8.5 million of Argentine sovereign debt bonds multiplied by a certain factor was to be deposited into the trust on or before April 30, 2013.  As collateral for the portion of the price to be paid at that later date, the Buyer granted a pledge over 30% of the shares of AESEBA. On April 5, 2013 the transaction was settled in accordance with the terms described above.

Others

On January 27, 2011, we also acquired from AEI and through our subsidiary Pampa Inversiones S.A., all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S.$ 199.6 million nominal value of the floating rate notes due April 22, 2002, issued by Compañía de Inversiones de Energía S.A. (“CIESA”) on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities”) and the rights over certain lawsuits related to the CIESA Bonds. The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002. Pampa acquired the capital stock of Inversiones Argentina I for U.S.$ 136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S.$ 322 million. CIESA is the controlling company of Transportadora de Gas del Sur (“TGS”). TGS is a leading gas transportation company in Argentina. TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation. On April 8, 2011, we acquired, directly and indirectly, 100% of the capital stock of Enron Pipeline Company Argentina S.A. (now known as EPCA S.A. or “EPCA”), which owns 10% of the capital stock of CIESA, which in turn owns 55.3% of the share capital of TGS, for a total price of U.S.$ 29.0 million.

In connection with the acquisition of the CIESA Bonds and the other assets related to CIESA described above, on April 28, 2011, the Company and its subsidiaries Inversiones Argentina I, Pampa Inversiones S.A. and EPCA entered into an agreement (the “Acta Acuerdo”) with Petrobras Energía S.A., Petrobras Hispano S.A., and CIESA, pursuant to which the parties thereto agreed to (i) continue negotiating to reach an agreement to re-implement the restructuring of the CIESA Liabilities, (ii) cause CIESA to vote in favor of a dividend payment by TGS in an amount of approximately U.S.$ 239 million (the “TGS Dividend”), which was declared by the shareholders’ meeting of TGS on April 29, 2011 and (iii) set up a trust (the “MSA Trust”) to hold CIESA’s pro rata portion of the TGS Dividend which, to the extent the restructuring of the CIESA Liabilities is completed, will be distributed as follows: (x) an amount equal to 4.3% of the TGS Dividend will be distributed to the Company (or its designee) and (y) the remainder, net of CIESA operating expenses for fiscal year 2011, will be distributed to the shareholders of CIESA following the restructuring of the CIESA Liabilities pro rata to their respective holding in CIESA. To the extent the restructuring of the CIESA Liabilities is not achieved as agreed by the parties to the Acta Acuerdo, the pro rata portion of the TGS Dividend held in trust shall be distributed to CIESA.

On May 10, 2011, we entered into a Memorandum of Understanding (the “MOU”) with Inversiones Argentina I, Pampa Inversiones S.A., EPCA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A. and CIESA, in which the parties to the MOU agreed: (i) to suspend (“standstill”) until May 10, 2012, the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”), pending before the Supreme Court of the State of New York (Index No. 600245/09E), and to make best efforts to re-implement (x) the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 among CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO Bank N.V. Argentine branch (acting in its capacity as trustee) and the financial creditors of CIESA, as amended from time to time (the “Restructuring Agreement”), regarding the CIESA Bonds and (y) two derivatives transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000, respectively. Following the execution of the MOU we have become a party to the Restructuring Agreement. The foregoing is subject to obtaining the necessary governmental approvals to (i) implement the Restructuring Agreement; and (ii) timely withdraw all the claims and actions relating to the CIESA Action.

As the Argentine antitrust approval required to implement the Restructuring Agreement had not been obtained and the parties did not agree to extend either the MOU that expired on May 11, 2012 or the CIESA Action, on July 13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which (i) in exchange for U.S.$ 46,033,917  principal amount of debt owed to Pampa Inversiones, CIESA irrevocably designated and appointed Pampa Inversiones as sole and exclusive beneficiary of the two hundred fifty five million, five hundred twenty seven thousand, four hundred seventy seven (255,527,477) CIESA shares and, accordingly, Pampa Inversiones became the sole “Beneficiario” and “Fideicomisario” under the MSA Trust; and (ii) CIESA assigned to Pampa Inversiones any rights it might otherwise retain for having been a “Beneficiario” and “Fideicomisario” under the MSA Trust to instruct the MSA trustee and to receive any proceeds of the Bienes Fideicomitidos. Also, all actions to be taken in case the governmental approvals are obtained were established under the above mentioned agreement.

Additionally, on July 13, 2012, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., the Company, Pampa Inversiones and Inversiones Argentina I entered into a Settlement Agreement (the “Settlement Agreement”) with the intention to terminate and extinguish to the fullest extent permitted by law the CIESA Action and to mutually release each other from all claims and actions in such CIESA Action. On October 25, 2012, the conditions to which the Settlement Agreement was subject were satisfied, thus terminating and extinguishing the CIESA Action.

Pursuant to the Settlement Agreement and as a condition thereto, the above mentioned parties totally cancelled all of CIESA’s debt due and outstanding since the year 2002. As compensation, PISA received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS, representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of U.S.$ 86,997,232; and (iii) the appointment of PISA as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA’s shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended.Pursuant to a Call Option Agreement (the “Call Option Agreement”) dated March 11, 2001,entered into by and among the Company, Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II), on such date, the Company purchased an option for U.S.$ 1.0 million, exercisable at any time during a period of 18 months thereafter, to acquire either (i) the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Arbitration”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes (the “ICSID”) of the World Bank (the “ICSID Claim”) for freezing and pesifing U.S. dollar-based gas transportation tariffs in violation of certain provisions of the bilateral investment treaty between the United States and Argentina (See “Item 3. Key Information -Risk Factors – Our Generation Business”) or, (ii) at the Company’s option, all of the issued and outstanding capital stock of Inversiones Argentina II.  On October 7, 2011 the Company exercised the option and, therefore, in consideration of the amount of U.S.$ 25 million acquired the rights over the ICSID Claim (and therefore not the capital stock of Inversiones Argentina II) to control, suspend and waive the Arbitration proceedings against the Republic of Argentina pursuant to the Call Option Agreement.

On July 31, 2012, the ICSID Arbitration Court ordered, in accordance with the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently amount to approximately U.S.$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the Argentine Antitrust Commission and the ENERGAS by CIESA, EPCA, Petrobras and the Company on August 29, 2011, in the filings submitted before both entities seeking the approval of CIESA’s Restructuring Agreement. In this respect, the corresponding governmental approvals have not yet been granted as of the date of this annual report.

In connection with the above mentioned claims, on November 20, 2012, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC (two new subsidiaries of Pampa Inversiones specially created for this transaction) entered into an assignment agreement with Enron Creditors Recovery Corp., Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C., and Citibank N.A., pursuant to which (i) Enron Creditors Recovery Corp. transferred all of its right, title and interest in and to the general partnership interest in Ponderosa Assets LP to Ponderosa Assets Holding I LLC, and (ii) each of Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C. and any other relevant affiliate of Enron Creditors Recovery Corp. transferred all of its right, title and interest in and to the limited partnership interests in Ponderosa Assets LP to Ponderosa Assets Holding II LLC; therefore, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC became the owners of Ponderosa Assets LP, which is the formal plaintiff under the ICSID Claim.

Furthermore, on December 30, 2011 the board directors of the Company, after entering into negotiations with Pampa Generación S.A., Inversora Ingentis S.A. and Powerco S.A. (“Powerco”) (in the case of Powerco the negotiations took place only in respect of the assets and liabilities related to its investment business) resolved that it would be beneficial for these companies if they were merged into a single company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 9, 2012, and in connection with the required procedures, the Company’s board of directors approved the special financial statements for merger purposes of the Company, the preliminary merger agreement executed among the Company, Pampa Generación S.A., Inversora Ingentis S.A. and Powerco, and the offering memorandum that describes the terms and conditions of the merger. On April 27, 2012, a shareholders meeting took place, where the merger as well as all of the documentation relating to it were approved. Finally, on July 13, 2012, the special financial statements for merger purposes were issued. On September 13, 2012, through Resolution No. 16,903, the CNV approved the corporate reorganization described above and referred the case to the IGJ for registration.  As of the date of this annual report, such IGJ approval is still pending.

Functional and Presentation Currency

The Company and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiary PISA, however, maintains its accounting records and prepares its financial statements in Uruguayan Pesos. Our Consolidated Financial Statements include the results of this subsidiary translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates, and revenue and expense accounts at average exchange rates for the year. Certain financial information contained in this annual report has been presented in U.S. dollars .

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into U.S. Dollars using, for the information provided as of December 31, 2012, the seller exchange rate reported by the Banco de la Nación Argentina, or Banco Nación, as of December 31, 2012 of U.S. $1.00 = Ps. 4.9180, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information-Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.  Key Information-Risk Factors,” “Item 4.  Information on the Company—Our Business” and “Item 5.  Operating and Financial Review and Prospects.”  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•         our ability to arrange financing under reasonable terms;

•         the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to future government approvals to increase or otherwise adjust such tariffs;

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

•         deterioration in regional and national business and economic conditions in Argentina; and

•         other risks factors discussed under “Item 3.  Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, factors including, but not limited to, those mentioned above.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

                        Not applicable.

Item 2.  Offer Statistics and Expected Timetable

                        Not applicable.

Item 3.           Key Information

SELECTED FINANCIAL DATA

The following table presents our summary financial data for each of the years in the two-year period ended December 31, 2012. The selected consolidated income statement data and cash flow data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2012, December 31 and January 1, 2011 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this annual report. Our audited consolidated financial statements as of December 31, 2011 and for the year then ended, which have been prepared for comparison purposes with our financial information as of December 31, 2012 and for the year then ended, are the first annual audited financial statements of the Company that are fully compliant with IFRS, as issued by the IASB. Our consolidated financial statements for periods before the year ended December 31, 2011 have only been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”).

The mandatory adoption of IFRS for public companies in Argentina became effective for fiscal years beginning January 1, 2012  You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects”.

	At December 31,							At January, 1
		2012		2012		2011		2011
		(U.S. Dollars) (1)		(Pesos)		(Pesos)
BALANCE SHEET DATA
Non-current assets:
Properties, plant and equipment	U.S.$	1,229,870	Ps.	6,023,903	Ps.	5,847,072	>Ps.	5,925,219
Intangible assets		369,235		1,808,511		1,791,802		977,741
Biological assets		403		1,976		1,936		-
Investments in joint ventures		39,264		192,316		222,220		239,223
Investments in associates		27,061		132,546		130,251		-
Financial assets at fair value through profit and loss		62,025		303,799		553,768		67
Deferred tax asset		17,871		87,532		116,574		49,289
Trade and other receivables		86,150		421,965		342,192		312,132
Inventories		-		-		-		639
Total non-current assets		1,831,880		8,972,548		9,005,815		7,504,310
Current assets:
Inventories		21,096		103,330		60,422		29,573
Biological assets		101		497		99		-
Infrastructure under construction		17,245		84,466		45,504		-
Derivatives financial instruments		-		-		1,316		5,912
Financial assets at fair value through profit and loss		23,153		113,405		72,699		520,772
Financial assets at amortized cost		-		-		-		69,144
Trade and other receivables		314,729		1,541,543		1,373,557		1,048,428
Cash and cash equivalents		57,142		279,882		345,119		425,460
Total current assets		433,467		2,123,123		1,898,716		2,099,289
Assets classified as held for sale		48,019		235,197		1,183,952		120,564
Total assets		2,313,366		11,330,868		12,088,483		9,724,163
Shareholders´ equity
Share capital		268,336		1,314,311		1,314,311		1,314,311
Additional paid-in capital		207,912		1,018,352		1,536,759		1,535,823
Reserve for directors’ options		51,124		250,406		241,460		232,515
Legal reserve		-		-		27,397		27,397
(Accumulated losses) Retained earnings		(157,574)		(771,797)		(667,906)		73,489
Other comprehensive income (loss)		(2,195)		(10,753)		(12,651)		(8,313)
Equity attributable to owners		367,603		1,800,519		2,439,370		3,175,222
Non-controlling interest		108,150		529,721		1,327,965		1,035,602
Total equity		475,753		2,330,240		3,767,335		4,210,824
Non-current liabilities:
Trade and other payables		455,526		2,231,164		1,568,887		1,036,585
Borrowings		452,937		2,218,483		2,487,651		1,767,496
Deferred revenues		53,987		264,427		174,796		-
Salaries and social security payable		3,565		17,460		23,585		19,277
Defined benefit plans		24,684		120,903		103,634		74,235
Deferred tax liabilities		129,842		635,968		821,124		832,428
Taxes payable		9,555		46,802		45,676		46,664
Provisions		17,462		85,528		69,974		11,327
Total non-current liabilities		1,147,557		5,620,735		5,295,327		3,788,012
Current liabilities:
Trade and other payables		344,622		1,687,959		1,082,963		663,304
Borrowings		161,478		790,917		893,801		634,764
Salaries and social security payable		91,440		447,871		324,900		201,190
Defined benefit plans		4,460		21,847		14,889		2,790
Taxes payable		53,860		263,804		196,282		158,049
Derivative financial instruments		-		-		-		7,253
Provisions		2,380		11,659		11,399		57,977
Total current liabilities		658,239		3,224,057		2,524,234		1,725,327
Liabilities associated with assets classified as held for sale		31,816		155,836		501,587		-
Total liabilities		1,837,613		9,000,628		8,321,148		5,513,339
Total liabilities and equity		2,313,366		11,330,868		12,088,483		9,724,163

(1)      Solely for the convenience of the reader, Peso amounts as of December 31, 2012 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.898 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)      Figures in thousands

	At December 31,
		2012		2012		2011
		(U.S. Dollars) (1)(4)		(Pesos)(4)		(Pesos)(4)

STATEMENT OF OPERATION DATA
Sales	U.S.$	1,544,438	Ps.	7,564,658	Ps.	5,819,604
Cost of sales		(1,425,476)		(6,981,982)		(5,122,723)
Gross profit		118,962		582,676		696,881
Selling expenses		(100,340)		(491,467)		(330,941)
Administrative expenses		(105,173)		(515,138)		(411,576)
Other operating income		40,320		197,488		137,981
Other operating expenses		(30,557)		(149,667)		(81,101)
Loss of joint ventures		(6,333)		(31,020)		(14,605)
Share profit of associates		469		2,295		19,779
Impairment of property, plant and equipment		(22,108)		(108,284)		(557,669)
Impairment of intangible assets		-		-		(90,056)
Profit of acquisition of subsidiaries		-		-		505,936
Operating income (loss)		(104,761)		(513,117)		(125,371)
Financial results, net		(131,867)		(645,883)		(551,205)
Loss before income tax		(236,627)		(1,159,000)		(676,576)
Income tax		20,784		101,798		(37,381)
Discontinued operations		(4,567)		(22,368)		(105,974)
Loss for the year		(220,410)		(1,079,570)		(819,931)
Total loss of the year attributable to:
Owners of the company		(132,645)		(649,694)		(741,395)
Non - controlling interest		(87,766)		(429,876)		(78,536)
Basic and diluted loss per share from continuing operations		(0.1000)		(0.4898)		(0.5242)
Basic and diluted loss per share from discontinued operations		(0.0009)		(0.0045)		(0.0399)
Dividends per share (2)		-		-		0.0138
Basic and diluted loss per ADS (3) from continuing operations		(0.0040)		(0.0196)		(0.0210)
Basic and diluted loss per ADS (3) from discontinued operations				(0.0002)		(0.0016)
Dividends per ADS (3)		-		-		0.0006
Weighted average number of shares outstanding		268,336		1,314,311		1,314,311

CASH FLOW DATA
Net cash flow provided by operating activities		U.S.$ 274,490		Ps. 1,344,454		Ps. 1,136,421
Net cash flow used in investing activities		(162,209)		(794,500)		(1,715,216)
Net cash flow provided by (used in) financing activities		(141,314)		(692,158)		395,295
Financial results generated by cash and cash equivalents		U.S.$ 15,714		Ps. 76,967		Ps. 103,156

(1)

Solely for the convenience of the reader, Peso amounts for the year ended December 31, 2012 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.898 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)

In the year 2010, we declared advance dividends of Ps. 18.1 million, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In March 2011we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax. See “Item 8. Financial Information—Dividends” and “Item 10. Additional Information—Taxation.”

(3)	Each ADS represents 25 common shares.
(4)	Figures in thousands.

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation.  There can be no assurance that the Peso will not depreciate or appreciate again in the future.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

___ __________________

Source: Banco Nación

(1)   Represents the average of the exchange rates on the last day of each month during the period.

(2)   Average of the lowest and highest daily rates in the month.

(3)   Represents the average of the lowest and highest daily rates from April 1 through April 26, 2013.

In the future, any cash dividends we pay will be in Pesos, and exchange rate fluctuations affect the U.S. Dollar amounts received by holders of American Depositary Shares (“ADSs”), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs.  Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Buenos Aires Stock Exchange and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Related to Argentina

General

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services.  Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time. We cannot assure you that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs to decline.

A global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains fragile, and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors, and a stable rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•         GDP growth has declined and employment is beginning to show some signals of weakness;

•         inflation has accelerated recently and threatens to continue at levels that risk economic stability;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         the availability of long-term credit is scarce, while international financing remains limited;

•         the regulatory environment continues to be uncertain, as the Argentine Government has been implementing market regulations and other interventionist measures at the microeconomic level in lieu of policies addressing inflation at a macroeconomic level;

•         in the climate created by the above conditions, demand for foreign currency has grown, generating a capital flight effect to which the Argentine Government has responded with regulations and currency exchange and transfer restrictions, and it is widely reported that in other countries where the Peso is traded, the Peso/U.S. Dollar exchange rate differs substantially from the official exchange rate in Argentina; and

•         previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine Government.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful.  This could, in turn, materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs to decline.

As public finances became increasingly tight, the Argentine Government decided to revise its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. However, as economic growth has not reached the levels of previous years (on average, GDP grew close to 8.0% per year between 2003 and 2010) and inflation has continued to increase, the manner in which the Argentine Government has revised those policies has been affected. As ultimately implemented, the revised policies will not have an impact on companies’ revenues, but could affect the timing of the revision of the tariff process, and generate a strong negative impact on economic activity and an increase in prices, considering that they would be put into effect in a context of subpar growth, high inflation and capital flight.

We cannot assure you that a decline in economic growth, increased economic instability, or the expansion of economic policies and measures taken by the Argentine Government that affect private sector enterprises such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of inflation in Argentina on the costs of our subsidiaries could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth.  In recent years, Argentina has confronted inflationary pressure, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or INDEC), the rate of inflation reached 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012.  The Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina´s banking system, which could further limit the availability of domestic and international credit to businesses.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing high inflation environment could undermine our results of operations as a result of a delay in our ability to, or our inability to, adjust our tariffs accordingly and could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (the “CPI”), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. These events have affected the credibility of the CPI published by INDEC, as well as other indexes. As a result of this uncertainty relating to the accuracy of INDEC indexes, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports.

Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such new national consumer price index.  Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data.  In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

Any required correction or restatement of the INDEC indexes could result in a significant further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine Government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005.  Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.  These lawsuits generally assert that Argentina has failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds.  Judgments have been issued in several proceedings but to date judgment creditors have not succeeded in having those judgments enforced.  In at least one case, plaintiffs have asserted that allowing Argentina to make payments under its newly issued bonds and remain in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to enjoin such payments.  The U.S. Court of Appeals for the Second Circuit has ruled in the case that the ranking clause in bonds issued by Argentina prevents Argentina from making such payments unless it makes pro rata payments in respect of defaulted debt that ranks pari passu with the performing bonds.  The judgment has been appealed, and we cannot predict when or in what form a final appellate decision will be granted.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Banco Central de la República Argentina (the Argentine Central Bank, or the “Central Bank”) in an amount equal to approximately U.S. $6.5 billion.  However, as of the date of this annual report, the Argentine Government has not yet cancelled such debt.  Indeed, negotiations in this respect remain stagnant.  If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

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

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine Government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations.  Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. A recent example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness.  Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets.  Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition and cause the market value of our ADSs and shares to decline.

Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses, including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation and significantly reduce real wages, jeopardize the stability of businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.  If the Argentine Peso devalues significantly, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a substantial increase in the value of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness).  Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (See “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies”). More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. Additionally, on December 19, 2012, the Argentine Government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However,  on January 4, 2013, the Federal Civil and Commercial Chamber, granted an injunction that has temporarily blocked the application of Decree No. 2552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc, will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad.  After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, regulations were issued making foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities.

Since the enhancement of exchange controls began in late 2011, and upon the introduction of measures that have practically closed the foreign exchange market to retail transactions, it is widely reported that the peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. See “Exchange Rates” and “Item 10. Exchange Controls.” In addition to the foreign exchange restrictions,  in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that for certain funds remitted into Argentina an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

The Argentine Government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital, and/or take other measures in response to capital flight or a significant depreciation of the Peso. Such measures could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad, and could also lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth. This, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine Government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations, the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies

In recent years a significant portion of the local demand for securities of Argentine companies came from the Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds the Argentine Government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’ interests may differ from those of other investors, and consequently, those investors may understand that ANSES’ actions might have an adverse effect on such companies. As of the date of this annual report, ANSES owns shares representing 23.23% of the capital stock of the Company and also owns shares of the capital stock of our subsidiaries Edenor, Transener and Emdersa.

The Argentine Government has stated its intention to exert a stronger influence on the operation of stock exchange listed companies. We cannot assure you that these or other similar actions taken by the Argentine Government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets.  Argentina’s economy remains vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt.   For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide.  Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have in the past substantially affected, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs.

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners.

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Recent economic slowdowns, especially in Brazil and China, have led to declines in Argentine exports.  Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

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

Risks Relating to the Argentine Electricity and Oil and Gas Sectors

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms of tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine Government continues to intervene in this sector, including by granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretaría de Energía (the Secretariat of Energy, or the “SE”) issued Note No. 8752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note No. 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretariat of Energy to issue Note No. 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. These proceedings have not been resolved as of the date of this annual report. In addition to the foregoing, several provincial governments have recently enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the Secretariat of Energy issued Resolution No. 2016, which approved the seasonal WEM prices – subsidized and not subsidized − for the period of November 2012 through April 2013. The Subsidized WEM Seasonal Reference Price was established at Ps. 320 per MWh. Each local authority is to define the local prices to be included in the local distributor’s tariff. Also, on November 23, 2012, under Resolution No. 347/12, in accordance with the terms stated in clause 4.2 of the Contract Renegotiation Memorandum of Understanding duly signed with the UNIREN, the ENRE allowed the Company to begin applying a differential fixed amount for each of the different tariff categories, which will be shown as a separate item on users’ bills, with the exception of customers that are exempt from paying the tariff scheme of ENRE Resolution No. 628/08. Additionally, there was an instruction to create a special account where each distribution company must deposit the received amounts, which will be used exclusively for infrastructure and maintenance works in the facilities of their area, and administered by a trust. The amounts received by the company will be calculated based on the credits and debits corresponding to the ENRE’s analysis at the moment of the Full Tariff Review (“FTR”). However, such additional revenue is insufficient to make up the deficit attributable to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

The Argentine Government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the Secretariat of Energy issued Resolution No. 95/13, which introduced a new scheme for the remuneration for the generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM (See “Item 4. Information on the Company—The Argentine Electricity Sector—SE Resolution No. 95/13—New price scheme and other modifications to the WEM”).

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

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return.  Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins.  Under Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”), which established a fixed exchange rate of one Peso per U.S. Dollar, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes.  In January 2002, pursuant to the Public Emergency Law, which authorized the Argentine Government to renegotiate its public utility contracts, provisions requiring price adjustments based on foreign inflation indexes and all other indexation mechanisms in public utility services agreements between the Argentine Government or any provincial government and the providers of those services (including us) were revoked, and the tariffs for the provision of such services were frozen and converted from their original U.S. Dollar values to Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00.  These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms.  This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.  Although the Argentine Government has granted temporary and partial relief to certain companies in the electricity sector, including a limited increase in transmission and distribution margins, a temporary cost adjustment mechanism (which was not fully implemented) and the ability to apply certain additional charges, the principal electricity companies are currently involved in discussions with the regulatory and government authorities on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of the energy sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the economic crisis and in its aftermath.

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis, electricity demand experienced significant growth, increasing at an estimated average of approximately 5.0% per annum from 2003 through 2012. This increase in electricity demand since 2003 reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers.  Further, in November 2011, the Argentine Government announced a cut in subsidies (which has not impacted our value-added for distribution, or “VAD”) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines imposed on such companies

In recent years, the increase in electricity demand was greater than the structural increase generation capacity and transmission and distribution of electricity, which led, sometimes, to power shortages and disruptions.  While current demand for electricity has decreased because of, among other things, a lower level of activity linked to the global economic crisis, a sustained increase in electricity demand could generate future shortages.

Additionally, according to Argentine law, distribution companies are responsible before their customers for any interruption in the supply of electricity.  Consequently, customer can make their claims to the distribution companies.  Also, distribution companies can suffer fines and penalties for interruptions caused by power outages, unless the respective Argentine authorities determine that power outages are caused by force majeure events.  As of the date of this annual report, Argentine authorities have not ruled on the conditions under which outages may constitute a case of force majeure.  In the past, however, Argentine authorities have adopted a restrictive view of the concept of force majeure and have acknowledged its existence in limited circumstances, such as internal defects in the customer’s location or extraordinary weather events (such as severe storms, tornadoes or floods). We cannot assure that we will not experience a lack in the supply of energy that could adversely affect our business, financial condition and results of operations and cause the market value of our ADSs and shares to decline.

Oil and gas companies have recently been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted a number of measures concerning repatriation of funds obtained as a result of exports of oil and gas and charges applicable to the production of liquid gas which have affected the business of oil and gas producers and manufacturers (See “Certain measures taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations”). More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law. No. 26,741 and Decree No. 1277/2012. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and operations of companies operating in the oil and gas sector, including companies in which we hold, or may hold in the future, equity interests, which may lead in turn to a material adverse effect on the market value of our ADSs.

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

The Argentine Government and a number of provincial governments have recently revoked certain of YPF S.A.’s (prior to its nationalization) and Petrobras Argentina S.A.’s concessions.  Petrolera Pampa has formed partnerships in projects with proved gas reserves to be developed by major oil and gas companies, such as Apache Energía Argentina S.R.L and Petrobras Argentina S.A. and is currently negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator. See “Item 4. Information on the Company—Our Business—Other Businesses—Petrolera Pampa—Petrolera Pampa’s Projects”. The termination or revocation of, or failure to obtain the extension of, a concession or permit under these projects could have a material adverse effect on Petrolera Pampa’s business and results of operations.

In April 2012, the Argentine Congress passed Law No. 26,741, expropriating 51% of the shares of YPF owned by the Spanish energy company, Repsol YPF. Under the terms of the law, out of the 51% of total shares to be expropriated, 51% of such shares will be held by the Argentine Government and the remaining 49% will be held by oil-producing Argentine Provinces.  Also, the law states that hydrocarbon activities (including, exploitation, industrialization, transportation and commercialization) in the territory of Argentina qualify as a “national public interest”.  The law, entitled “Hydrocarbon Sovereignty of Argentina”, provides that the primary objective is to achieve Argentina’s self-sufficiency in oil and gas supply.  We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2012, approximately 76.45% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues.  In addition, our collective bargaining agreements generally expire after a one-year term.  We have completed salary negotiations for 2012, and due to inflationary pressures, we have reopened negotiations during the first months of 2013 in some of our subsidiaries.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

In the event of an accident or event not covered by our insurance policies, we could face significant losses that could materially adversely affect our business and results of operations

We carry insurance policies that are consistent with industry standards in each of our different business segments.  See “Item 4.  Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the international electricity generation, transmission and distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  For example, two of the towers used by Transener’s transmission lines located in the Province of Buenos Aires, were damaged in 2008 due to unknown causes, despite our having carried all related actions which were legally required.  These damages resulted in the interruption of electricity transmission service to customers in the greater Buenos Aires region and certain areas in other provinces for several hours, which could have caused losses that may not be covered by our insurance policies, the total amount of which has not yet been determined.  We cannot make any assurances that this kind of damage will not occur again in the future, which could eventually result in further losses or the imposition of sanctions on Transener by the regulatory authorities.  If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success.  In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or raise the necessary financing to purchase our partner’s interest.  For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (Petrobras Energía), with respect to the management of Transener.  Electroingeniería S.A. (Electroingeniería), now Grupo Eling S.A. and Energía Argentina S.A. (Enarsa) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.  In this particular case of Transener, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  Information on the Company—The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

The Company is not the operating partner in all of the joint ventures in which it participates, and actions undertaken by the operators in such joint ventures could have a material adverse effect on the success of these operations

The Company, through its applicable subsidiary, generally undertakes its activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in a joint venture. Under the terms and conditions of these agreements, one of the parties thereto has the role of operator of the joint venture, and thus assumes responsibility for executing all activities undertaken by the joint venture. However, the Company does not always assume the role of operator and therefore, in such cases, is exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. In these cases, even if the Company seeks to ensure that the standards observed by the operator are similar to those that the Company would observe, the Company has no control, or has very limited control, over the actions ultimately under taken by the operator. Such actions could have a material adverse effect on the success of these joint ventures, and thus adversely affect our financial condition and results of operations and the market value of our shares and ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected primarily in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We have sought to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted at the relevant time by applicable Argentine Central Bank regulations, and by entering into currency forward contracts. However, pursuant to the new Argentine Central Bank regulations, we can no longer convert a portion of our excess cash denominated in Pesos into U.S. Dollars, and we therefore are not able to hedge this risk and thus have substantial exposure to the U.S. Dollar.  We cannot assure you whether the Argentine Government will maintain these exchange regulations, or will instead allow us to access the market to acquire U.S. Dollars in the manner we have done so in the past.  Although we may also seek to enter into further hedging transactions to cover all or a part of our exposure, since the implementation of the regulations described above we have not been able to hedge any of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

The Argentine Antitrust Commission could decide not to approve the implementation of the Restructuring Agreement

On July13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which they agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of CIESA) would obtain, on the one hand, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake in TGS. The implementation of the restructuring has already been approved by the Ente Nacional Regulador del Gas (the National Gas Regulating Body, or the “ENARGAS”), and has not expressly been approved by the Argentine Antitrust Commission (see “Presentation of Information – Recent Developments”).  We cannot assure you that the Argentine Antitrust Commission will expressly approve the Restructuring Agreement, and if it does not, it would adversely affect the financial position and results of operations of the Company.

First time adoption of IFRS

On January 1, 2012, we began preparing our financial statements in accordance with IFRS.  Prior to the year ended December 31, 2012, we prepared our financial statements in accordance with Argentine GAAP.  Because IFRS differ in certain significant respects from Argentine GAAP, our financial information prepared and presented in our previous annual reports under Argentine GAAP is not directly comparable to our IFRS financial data.  The lack of comparability of our recent and our historical financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management’s time and attention and our financial resources. See “Item 8—Financial Information—Legal Proceedings.”

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

We may be unable to collect amounts, or to collect them in a timely manner, due from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including our subsidiaries, are paid by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Electricity Market Administration Company, or CAMMESA), which collects revenue from other wholesale electricity market agents.  During 2012, a significant number of wholesale electricity market agents –mostly distributors, including Edenor and EDELAR - defaulted in the payment of amounts they owed to the wholesale electricity market or failed to pay in a timely manner, which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes Nos. 7588/12, 8147/12 and 8476/12  (the “Transitory Recovery Fund”), by means of which the Secretariat of Energy instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts).

Additionally, the stabilization fund created by the Secretariat of Energy to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit.  This difference is due to the intervention of the Argentine Government and the measures adopted pursuant to the Public Emergency Law.  We cannot make any assurances that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds from the National Treasury to meet the differences or that CAMMESA will be able to make payments to generators, both in respect of energy and capacity sold in the spot market.

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (See “Item 4. Information on the Company – The Argentine Electricity Sector - SE Resolution 95/13 – New price scheme and other modifications to the WEM”), the revenues of electricity generators will depend on the payments received from CAMMESA. The risk of non-payment will grow, as the “clients” of the generators will be reduced, in the long run, solely to CAMMESA. Additionally, due to the scheme implemented by SE Resolution No. 95/13, the margin collected from Large Users derived from contracts in WEM’s term market will be calculated based on the remuneration received from CAMMESA, which will impact the revenues of the generators.

The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Secretariat of Energy, given the present shortage of supply.  Since 2009, the Secretariat of Energy has applied a procedure – see “Procedure for the Dispatch of Natural Gas for Power Generation” – by means of which generators assign in favor of CAMMESA the natural gas acquired from the producers. CAMMESA may assign those volumes to other generation plants.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity.  If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced, if the procedure cited above is canceled or if CAMMESA does not provide gas to our facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired.  Moreover, some of our generation units are included in the “Energía Plus” program and/or have executed WEM Supply Agreements under SE Resolution No. 220/07, which requires the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.  See “Electricity Prices – Energía Plus” and “WEM Supply Agreements under SE Resolution No. 220/07”.

Furthermore, upon the issuance of SE Resolution No. 95/13, CAMMESA was appointed to centralize the supply of fuels for the generation sector. As a result, generators will need to depend on the fuels that CAMMESA provides to them in obtaining the fuels necessary for their operation.

Such a disruption or an inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

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

As set forth in the above mentioned agreement, the price to be paid to the generators part to such agreement in concept of electricity capacity was increased to an amount that ranged between Ps. 30 and Ps. 42 per MW (during the hours in which the capacity is remunerated), according to the electricity generation technology applied by each generator.

On January 24, 2012, the Secretariat of Energy sent to CAMMESA Note No.495, pursuant to which it instructed CAMMESA not to implement, until further instruction, the above referenced provisions of the agreement. In connection with the same document, CAMMESA stated that they were analyzing different alternatives to encourage and ensure the availability of electricity generation. This instruction was rejected by the Company’s affiliates, which are a party to the 2008-2011 Agreement. In turn, the Secretariat of Energy confirmed the instruction issued by Note No. 495 through its Note No. 1269 (issued on March 7, 2012). Given that such instructions issued by the Secretariat of Energy constitute a breach of the commitments undertaken by the Secretariat of Energy under the above mentioned agreement, the Company has filed administrative remedies in order to exhaust such remedies (the “Reclamo Administrativo Previo”) and proceed to a judicial review (See Item 8. “Financial Information - Legal Proceedings”).  The lack of fulfillment of the 2008-2011 Agreement has made it difficult for some of the generation companies to cover their operating costs and, even more problematically, their maintenance costs.  As of the date of this annual report, neither the 2008-2011 Agreement nor a new agreement or regime has been put in place to restore the remuneration of the electricity generation companies that covers their operating and maintenance costs in order to ensure the availability of their plants. We cannot assure you whether the Secretariat of Energy will comply with its obligations under the 2008-2011 Agreement or promote an amendment to it and, in such case, whether the new terms and conditions of the amendment would be favorable for the Company.  In both cases, the Company’s results of operations could be adversely affected.

Our ability to generate electricity using gas plus under the Gas Plus Program at Loma de la Lata and EGSSA depends on the recognition by CAMMESA of Gas Plus costs

Loma de la Lata and EGSSA have executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (Secretariat of Energy Resolution No. 24/08).  Under such program, the producers are able to sell their production at a price higher than the reference price (market value).  By virtue of the agreements executed with the Secretariat of Energy, and the mechanism established in Note No. 7585/10 of the Secretariat of Energy (See “Item 4. The Argentine Electricity Sector -Procedure for the Dispatch of Natural Gas for Power Generation”), CAMMESA recognizes such costs to Loma de la Lata and EGSSA.  CAMMESA has to recognize the Gas Plus cost to Loma de la Lata and EGSSA in order for Loma de la Lata and EGSSA to be able to make the corresponding payments to their natural gas suppliers.  If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of Loma de la Lata and/or EGSSA to pay the natural gas suppliers may be affected.  Consequently, in such a situation, Loma de la Lata and/or EGSSA would have to renegotiate the terms and conditions previously agreed with their natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to delay in collecting payments from CAMMESA, some renegotiation needed to be made with natural gas producers in order to fulfill Loma de la Lata’s and EGSSA’s obligations and to keep the agreements alive. As a consequence of this situation, Loma de la Lata and/or EGSSA might need to search for alternative suppliers of natural gas, and if they are unsuccessful in reaching new agreements with natural gas suppliers, their ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

Additionally by means of the Notes Nos. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation. See “Item 4. – Information on the Company - Natural Gas Supply under the Gas Plus Program”.

We cannot assure you that the changes on the terms and conditions for the provision of natural gas under the Gas Plus Program would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

Penalties may be applied under Loma de la Lata’s and EGSSA’s WEM Supply Contracts under SE Resolution No. 220/07, which may adversely affect the revenues derived from such contracts

A breach of the availability commitments set forth in Loma de la Lata’s and EGSSA’s WEM Supply Contracts under SE Resolution No. 220/07 (See “WEM Supply Contracts under SE Resolution No. 220/07”) allows CAMMESA to apply penalties to the generator that may adversely impact in the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s results.

A judgment of the Court of the International Chamber of Commerce against Loma de la Lata could adversely affect Loma de la Lata’s operations

Loma de la Lata is involved in an arbitration proceeding before an arbitration tribunal constituted according to the rules of the International Chamber of Commerce in connection with the Construction Agreement and the Supply Agreement. In addition to the claim for integral damages recovery made by Loma de la Lata, the claim of the Project Counterparties is, among others, the refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Frances S.A. See “Item 8. Financial Information – Legal Proceedings – Legal Proceedings involving Loma de la Lata”. A judgment against Loma de la Lata by the Court of the International Chamber of Commerce could adversely affect the business, the results of operations and the financial position of Loma de la Lata.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our six hydroelectric generation plants owned by HINISA and HIDISA, in a number of ways, not all of which we can predict.  For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption.  Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor.  In particular, in 2012, the water intake at Los Nihuiles and Diamante available for electricity generation was 56% and 61% lower, respectively, as compared to 2006.  A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation.  In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation.  Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Moreover, in a case where the water level of the dams of our hydroelectric facilities decreases to the minimums established in the applicable concessions contract, the local water authority (The Province of Mendoza Irrigation General Department) would gain the control of the amount of water that may be dispatched in order to assure the continuity of other water uses such as human consumption and irrigation.

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

Piedra Buena could be subject to fines and penalties for not having a concession for the use of sea water for the refrigeration of its generation units

Piedra Buena uses sea water to refrigerate its generation units.  According to applicable provincial law, such activity requires a concession to be granted by the provincial government. In the documentation that we received with the privatization of Central Piedra Buena, no concession was included.  Piedra Buena consulted the regulatory authorities who informed that, according to their files, no such concession has been granted to Piedra Buena.  The penalties for such infringement may vary from the application of up to a Ps. 50,000 fine to the closing of the plant. While Piedra Buena considers that the likelihood of any such penalties being imposed is low, we cannot assure you that the operation of Piedra Buena would not be affected if such penalties were to be imposed.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs regime directly or gain access to another mechanism to generate additional income with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Public Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels.  Additionally, contract clauses in Transener’s and Transba S.A. (Transba)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked.  The Public Emergency Law also required the renegotiation of public service concession agreements.  In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine Government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba.  Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (the Argentine National Electricity Regulator, or the “ENRE”) has not totally adjusted tariffs accordingly.  On December 21, 2010, the ENRE and the Secretariat of Energy acknowledged Transener’s and Transba´s (see “Item 4. Information on the Company – Business Overview – Our Transmission Business”) right to collect amounts resulting from the variations of costs during the period June 2005 – November 2010, which payment would be based on CAMMESA’s availability of funds and such payments must be used for investments by us in the transmission system as instructed by the Secretariat of Energy.  A mechanism for the calculation and payment of cost variations from December 1, 2010 to December 31, 2011 was also established.  Hence, and considering that such agreements expired on December 31, 2011, on March 6 and March 27, 2012, Transener and Transba submitted judicial claims in the federal courts in order to obtain the full compliance of the Instrumental Agreements.

On July 16, 2012, Transener received a copy of SE Note No. 4309, by which the Secretariat of Energy instructed CAMMESA to enter into a third Addendum to the Financing Agreement with Transener and Transba, increasing the related amounts by the sum of Ps. 231,754,810 and Ps. 98,234,993, respectively (as informed by CAMMESA to the Secretariat of Energy through Note B-70754-1).

In such Note, the Secretariat of Energy provided  that, prior to the fulfillment of the third Addendum, Transener and Transba should submit before CAMMESA the evidence of the withdrawal of the claims related to the Instrumental Agreements. This provision remains under analysis as of the date of this annual report.

As of December 31, 2012 Transener and Transba had received only Ps. 207,000,000 in accordance with the Instrumental Agreements.

Transener and Transba are also currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.

We cannot make any assurances that Transener and/or Transba will receive the full amount recognized on the Instrumental Agreements or that similar adjustments will be made in the future, according to the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Services Contracts Unit, or the “UNIREN ACT”) and/or the Instrumental Agreements.  If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment because of the RTI and/or the full compliance of the Instrumental Agreements, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

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

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

The Public Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS.  In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (“kV”)) from the Comahue region to the Abasto substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation.  Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line, (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the Fourth Line), to redetermine such revenue.  In December 2008 (Resolution No. 653/08), the ENRE approved the redetermination of our revenues and established that, as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes).  However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011, the ENRE (Resolution No. 150/11) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), with effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011, Transener formally requested clarifications as the new resolution failed to include retroactive interests.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to the above mentioned Resolutions Nos. 653/08 and 150/11.

                On April 25, 2012, the ENRE issued Resolution No. 90/2012 which established a new annual rate of Ps. 113.4 million as from August 2011 and instructed CAMMESA to make the adjustments, including interest. During the year ended December 31, 2012, revenues were recognized in the amount of Ps. 7.3 million, corresponding to the retroactive adjustment for year 2011.

                On September 12, 2012, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2012 according to the above mentioned Resolution 90/12. The response to this request is pending. If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services.  On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2012, were Ps. 156.7 million (Ps. 78.3 million on a proportional consolidated basis), representing 29,6% of Transener’s consolidated net revenues for such period.  We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2012, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $154.7 million (Ps. 760.9 million), including accrued but unpaid interest, penalties, post-default interest rate increases and the effect of the discount to net present value applied to its restructured debt under IFRS.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 67%, respectively, of these properties as of December 31, 2012.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

Risks Relating to our Distribution Business

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have the tariff adjusted to reflect increases in Edenor’s distribution costs in a timely manner, or at all, has affected Edenor’s capacity to perform its commercial obligations and could also have a material adverse effect on Edenor’s capacity to perform its financial obligations.  As a result, there is substantial doubt with respect to the ability of Edenor to continue as a going concern

Edenor is currently engaged in an Integral Tariff Review (Revisión Tarifaria Integral, or “Edenor RTI”) with the ENRE, as required by the agreement that Edenor entered into with the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (as amended from time to time, the “Adjustment Agreement”).  However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between when Edenor actually experiences increases in the distribution costs and when Edenor receives increased revenues following the corresponding adjustments to its distribution margins pursuant to the CMM.  In addition, Edenor has estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested.  Despite the adjustment Edenor was granted under the CMM in October 2007 and July 2008, we cannot assure you that Edenor will receive similar adjustments in the future. As of the date of this annual report, Edenor has requested ten additional increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE (other than the request submitted in May 2008). Under the terms of the Adjustment Agreement, these ten increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011,  November 2011, May 2012 and November 2012.

During the years ended December 31, 2011 and 2012, Edenor recorded a significant decrease in net income and operating income, and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which establishes the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up Edenor’s operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2013.

If Edenor is not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases, or there is a significant lag time between when Edenor incurs the incremental costs and when it receives increased revenues, and/or if Edenor is not successful in achieving a satisfactory renegotiation of the tariff structure, Edenor may be unable to comply with its financial obligations, may suffer liquidity shortfalls and may need to restructure its debt to address its financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and consolidated results of operations, and the value of our ADSs and shares may decline.  As a result, there is substantial doubt with respect to the ability of Edenor to continue as a going concern.

Edenor has prepared its annual financial statements for the fiscal year ended December 31, 2012, assuming that Edenor will continue as a going concern. However, Edenor’s independent auditors, PriceWaterhouseCoopers, issued a report dated April 30, 2013 on its financial statements as of and for the years ended December 31, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to its ability to continue as a going concern.  As discussed in Edenor’s financial statements, the delays in obtaining tariff increases and the cost adjustments recognition requested by Edenor in accordance with the terms of the Adjustment Agreement, together with the continuous increase in operating expenses that are necessary to maintain its level of service, have significantly affected the economic and financial position of Edenor and have raised substantial doubt with respect to its ability to continue as a going concern.  However, Edenor’s financial statements as of and for the year ended December 31, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

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

Our distribution tariffs may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (the “ACIJ”) and  Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine Government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  In March 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot.  The ACIJ appealed this decision in April 2007, and the appeal was decided in Edenor’s favor.  However, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement, to which Edenor timely replied.  In addition, in 2008, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the tariff schedule, effective as of October 1, 2008, and naming Edenor as defendant.  On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  This injunction has been appealed by Edenor and the Argentine Government, the resolution of which is still pending as of the date of this annual report.  In addition, in December 2009, another Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against Edenor and the Argentine Government seeking to annul certain retroactive tariff increases.  In November 2010, the relevant court upheld the claim.  Edenor appealed the court’s order and requested that it be stayed pending a decision on the appeal.  In December 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  The Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011.  The proceeding has been taken to the Supreme Court of Justice.  We cannot make assurances regarding how these complaints will be resolved, nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine Government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments.  As a result, Argentine electricity generators are currently operating at near full capacity and may not be able to guarantee the supply of electricity to distribution companies which, in turn, could limit the ability of these companies, including Edenor, to provide electricity to customers, and could lead to a decline in growth of such companies.  Under Argentine law, distribution companies, such as Edenor, are responsible to their customers for any disruption in the supply of electricity.  To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure.  In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third party work in public thoroughfares.  As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure, which claims, fines and penalties could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine Government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2012, December 31, 2011 and January 1, 2011, our accrued fines and penalties totaled Ps. 662.0 million, Ps. 542.2 million and Ps. 455.4 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.  In addition, we cannot assure you that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 and 2002 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the last couple of years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor continues making investments to reduce energy losses, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 13.3% in 2012, 12.6% in 2011 and 12.5% in 2010.  We cannot assure you that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our distribution concession and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over Edenor’s Class A common shares and sell these shares to a third-party buyer if:

•         the fines and penalties incurred in any given year exceed 20% of Edenor’s gross energy sales, net of taxes (which corresponds to Edenor’s energy sales);

•         Edenor repeatedly and materially breaches the terms of our distribution concession and does not remedy these breaches upon the request of the ENRE;

•         EASA, Edenor’s controlling shareholder, creates any lien or encumbrance over Edenor’s Class A common shares (other than the existing pledge in favor of the Argentine Government);

•         Edenor or EASA obstructs the sale of Class A common shares at the end of any management period under our distribution concession;

•         EASA fails to obtain the ENRE’s approval in connection with the disposition of Edenor’s Class A common shares;

•         Edenor’s shareholders amend its articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•         Edenor, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine Government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.

In 2012, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 124.7 million, which represented 3.3% of Edenor’s energy sales.

If the Argentine Government were to foreclose on its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares.  In addition, the foreclosure by the Argentine Government of the pledge on Edenor’s Class A common shares may be deemed to constitute a change of control under the terms of Edenor’s Senior Notes due 2017 and 2022.  See “—Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2017 and 2022.”  If the Argentine Government forecloses its pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

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

We might incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2012, we had approximately 2,777 third-party employees under contract in our distribution business.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

If Edenor’s controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002.  In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar‑denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt.  Since EASA’s ability to meet its debt service obligations under these notes depends largely on Edenor’s ability to pay dividends or make distributions or payments to EASA, Edenor’s failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings.  If EASA’s creditors were to attach Edenor’s Class A shares held by EASA, the Argentine Government would have the right under our distribution concession to foreclose its pledge over Edenor’s Class A shares held by the Argentine Government, which could trigger a repurchase obligation under the terms of Edenor’s restructured debt and Edenor’s Senior Notes due 2017 and 2022, and have a material adverse effect on our results of operations and financial condition.

Loss of exclusivity to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, the loss of which would have a material adverse effect on our business

Although our distribution concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business.  In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity.  Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in our industry that would adversely affect the exclusivity right granted by our concession.  Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Edenor’s acquisitions of EMDERSA and AESEBA and the subsequent divestitures of AESEBA and the subsidiaries of EMDERSA are subject to formal approval by the Argentine Antitrust Commission, and in some cases by the ENRE

In March 2011, Edenor acquired EMDERSA and AESEBA and several related companies, which used to be our subsidiaries.  Edenor has since then decided to divest, and is currently divesting, such companies.  These acquisitions and divestitures are subject to formal approval by the Argentine Antitrust Commission and, in some cases, by the ENRE.  Although we have submitted all required documentation to the Argentine Antitrust Commission and to the ENRE, we cannot assure you that the Argentine Antitrust Commission or the ENRE, as applicable, will authorize such acquisitions or divestitures and, therefore, the acquisitions may be revoked or the divestitures may never be perfected if the relevant approvals are not granted. If we do not have the regulatory authorization to consummate the acquisitions and divestitures, this could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A potential nationalization or expropriation of 51% of Edenor’s capital stock, represented by its Class A shares, may limit the capacity of the Class B common shares to participate in the Board of Directors

 As of the date of this annual report, the ANSES owns shares representing 26.8% of the capital stock of Edenor and appointed five Class B directors in the last Shareholders’ meeting. The remaining directors were appointed by the Class A shares.

If the Argentine Government were to expropriate 51% of Edenor’s capital stock, represented by Edenor’s Class A shares, the Argentine Government would be the sole holder of the Class A shares and the ANSES would hold the majority of the Class B shares. Certain strategic transactions require the approval of the holders of the Class A shares. Consequently, the Argentine Government and the ANSES would be able to determine substantially all matters requiring approval by a majority of Edenor’s shareholders, including the election of a majority of Edenor’s directors, and would be able to direct Edenor’s operations.

If the Argentine Government nationalizes or expropriates 51% of Edenor’s capital stock, represented by its Class A shares, our results of operations and financial condition could be adversely affected and this could cause the market value of our ADSs and Edenors’s ADSs and Class B common shares to decline.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$324.8 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, Edenor must offer to buy back any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date.  Edenor may not have sufficient funds available to it to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control.  If Edenor fails to repurchase such notes in these circumstances, that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding.

A significant portion of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$324.8 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger an acceleration under the notes and require Edenor to immediately repay all such accelerated debt.  In addition, all of Edenor’s outstanding financial indebtedness contains certain bankruptcy-related and reorganization proceedings (concurso preventivo) related events of default.  If Edenor is not able to fulfill certain payment obligations as a result of its current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary reorganization proceeding (concurso preventivo).  In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation, bankruptcy and/or reorganization proceedings events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs to decline.

Edenor is currently required by law to undertake a mandatory capital stock reduction and may in the future be required to be dissolved and liquidated

Edenor’s losses for the fiscal year 2012 exceeded its reserves plus 50% of its capital stock at the end of that year, and Edenor is therefore required to reduce its capital stock pursuant to Article 206 of the BCL.  In addition, if Edenor’s shareholders’ equity becomes negative (that is, if Edenor’s total liabilities exceed its total assets) at any year-end, Edenor will be required to dissolve and liquidate pursuant to Article 94 of the BCL unless it receives a capital contribution which would result in Edenor’s assets exceeding its liabilities.  A mandatory capital stock reduction of Edenor could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Edenor’s ADSs and Class B common shares to decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist Edenor’s ADSs and Class B common shares, respectively, if Edenor’s shareholders’ equity becomes negative or if Edenor’s financial situation further deteriorates

The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange may suspend and/or cancel the listing of Edenor’s ADSs and Class B common shares, respectively, if Edenor’s shareholders’ equity becomes negative, or upon the occurrence of certain events relating to Edenor’s financial situation.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts.  Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results”, “inability to meet current debt obligations or to adequately finance operations”, and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.

The Buenos Aires Stock Exchange will suspend the listing of Edenor’s Class B common shares if Edenor’s financial statements or the financial information that Edenor provides indicate that Edenor’s shareholders’ equity becomes negative.  Furthermore, the Buenos Aires Stock Exchange may cancel the listing of Edenor’s Class B common shares if it determines that Edenor’s shareholders’ equity and Edenor’s financial and economic situation do not justify Edenor’s access to the stock market or if the NYSE cancels the listing of Edenor’s ADSs.

We cannot assure you that the NYSE and/or Buenos Aires Stock Exchange will not commence any suspension or delisting procedures in light of Edenor’s current financial situation, including if Edenor’s shareholders’ equity becomes negative.  A delisting or suspension of trading of Edenor’s ADSs or Class B common shares by the NYSE and/or the Buenos Aires Stock Exchange, respectively, could adversely affect Edenor’s results of operations and financial conditions and cause the market value of Edenor’s ADSs and Class B common shares to decline.

The designation of supervisors (veedores) by the CNV could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 provides in Article 20 that the CNV may conduct an inspection on persons subject to its control (such as the Company).  If after any inspection the CNV considers that a resolution of the board of directors of the Company violated the interests of minority shareholders or any holder of securities subject to the regime of a public offering, it may appoint a supervisor (veedor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of 180 days, until the CNV rectifies the situation.  This measure may only be appealed before the Ministry of Economy and Finance.  If the CNV makes an inspection and considers that any right of a minority shareholder or holder of any security has been breached, it may proceed to suspend the board of directors for the 180-day period, in which case the economic and financial situation of the Company could be negatively affected.

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

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS.  As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights.  The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs.  There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares.  However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADS holders, by comparison, do not receive notice directly from us.  Instead, in accordance with the deposit agreement, we provide the notice to the depositary.  If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders.  To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire.  Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine Government.  Our oil and gas business is also operated under a highly regulated environment and our upstream operations are subject to the terms of concession agreements with provincial governments and joint venture agreements with our partners.  In addition, our electricity prices and our transmission and distributions tariffs are subject to regulation by Federal and respective provincial governments.  In addition, our electricity prices and our transmission and distribution tariffs are subject to regulation by the Argentine Government, acting through the Secretariat of Energy and the ENRE and, in relation with certain of our distribution businesses, to relevant provincial authorities.

Pampa Energía S.A. (in English, Pampa Energy Inc.) is organized as a sociedad anónima under the laws of Argentina.  Our principal executive offices are located at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  Our telephone number is + 54 11 4809 9500.  Our website address is www.pampaenergia.com.  None of the information available on our website or elsewhere will be deemed to be included or incorporated by reference into this annual report.

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of December 31, 2012, representing 7.1% of the installed generating capacity in Argentina at such date, and generated a total of 8,516 net GWh of electricity during the year ended December 31, 2012, representing 6.8% of total electricity generated in Argentina during such period.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 17,800 km (including Transba) of high voltage transmission lines that, as of December 31, 2012, represented approximately 95% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and Pesos) in 2012, based on publicly available figures released by electricity distribution companies in Argentina.

Our principal assets, as of the date of this annual report, are divided among our electricity generation, transmission and distribution businesses, as follows:

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

•         Distribution.  We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 2.7 million clients.  We acquired our controlling interest in Edenor in September 2007.  In addition, Edenor, through  EMDERSAH, which in turn controls EMDERSA, which in turn controls EDELAR, provides services to approximately 120,000 clients.   Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

In addition to our principal electricity assets, we hold other non-electricity assets and investments, including: our investments in Petrolera Pampa; 4.3% of the capital stock of TGS; a 10.0% stake in the share capital of CIESA; and the character of “Beneficiario” and “Fidecomisario” under the MSA Trust, owner of 40% of the capital stock of CIESA; our investments in Bodega Loma de la Lata S.A.; and our investments in Pampa Real Estate S.A.  Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

The following chart sets forth our corporate structure as of the date of this annual report.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2012 and 2011.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.  When one of our units supplying a term contract is not being dispatched, we purchase the energy required to supply that contract from the spot market.  A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA due to declared operating costs that are higher than the marginal cost at that given moment.

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLL[2]	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2.217
Market Share	0.9%	1.2%	1.2%	1.8%	2.0%	0.1%	7.1%

Net Generation 2012 (GWh)	689	441	1,533	2,479	3,265	110	8,516
Variation Net Generation 2012 - 2011	0.6%	0.4%	1.2%	2.0%	2.6%	0.1%	6.8%
Sales 2012 (GWh)	965	721	2,016	2,769	3,829	110	10,410

Net Generation 2011 (GWh)	586	406	1.846	1.185	3.434	66	7.523
Market Share	17.5%	8.7%	-16.9%	109.2%	-4.9%	65.1%	13.2%
Sales 2011(GWh)	873	706	2.325	1.199	4.152	66	9,321

Average Price 2012 (Ps. / MWh)	186.2	215.9	226.0	260.8	540.0	420.9	348.4
Average Gross Margin 2012 (Ps. / MWh)	59.9	49.1	49.6	120.2	1.7	231.3	53.6
Average Gross Margin 2011 (Ps. / MWh)	63.6	44.1	64.8	58.6	28.9	125.8	46.8

Sources: Pampa Energía S.A. and CAMMESA

Note: Gross Margin before amortization and depreciation charges. Electricity sales do not include the GWh physical equivalents as per Note 6866/09.

(1)Güemes includes results through Powerco.

(2)Loma de la Lata’s installed capacity includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW.

We are involved in several projects within the framework of the Argentine Government’s Energía Plus regulations and other market-based pricing frameworks.

Our Energía Plus projects include:

•         Güemes’ Open-Cycle: this project is the first of the Energía Plus expansion projects completed.  Construction was completed on the project in July 2008, and commercial operations began in September 2008.  The project consisted of a new natural gas-powered turbo generator.  As a result of the commencement of commercial operations, Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The supplier of the new equipment was GE Packaged Power.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.

•         Loma de la Lata Project: this project consisted of the expansion of Loma de la Lata’s electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator.  Commercial operations began in November 1, 2011.  The project consists of a new Siemens steam-turbine generator of approximately 178 MW.  As a result of the commencement of commercial operations, Loma de la Lata’s installed capacity increased by approximately 50%, reaching a total installed capacity of approximately 553 MW.  (See “Item 4. Information on the Company - Our

Business – Loma de la Lata” and “Item 8. Legal Proceedings – Legal proceedings involving Loma de la Lata”).

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

The first stage of the Project was concluded according to the original schedule.  The construction of the second stage of the Project has not yet started due to the failure by the Secretariat of Energy to fulfill its obligation to cancel the Sales Settlements with Maturity Dates To Be Determined (“LVFVDs,” per the initials in Spanish -a regime under which generators of electricity receive partial payment for amounts due to them for energy provided to the system, with the rest of such amounts remaining in the form of a credit) up to the required amount of 35% of the investment made for the first stage as established in the Complementary Agreement.

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

Below are charts depicting the corporate structures of Nihuiles and Diamante as of the date of this annual report:

Nihuiles

Diamante

Nihuiles

Nihuiles is a holding company that owns Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265.2 MW located in the Province of Mendoza.  HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation and commercialization of hydroelectric power.  In addition, HINISA owns 4.5% of the capital stock of Termoeléctrica José de San Martín S.A. and 4.5% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

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

The concessions provided for the creation of the following authorities:

•         The Secretariat of Energy, which is the governing authority under the concession granted by the Argentine Government.  Pursuant to Decree No. 570/96, certain responsibilities and authority of the Secretariat of Energy were transferred to the ENRE;

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

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the “Nihuiles System”).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265.2 MW.  Since 1990, the average annual generation has totaled 884 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (586 GWh) recorded in 2011.

HINISA’s revenues consist of sales of energy and capacity.  In 2012, 53% of HINISA’s sales were into the term market.  Total revenues for the year ended December 31, 2012 were Ps. 180 million, corresponding due to a generation of 689 GWh, 17.5% higher than in 2011, with a hydraulic contribution of 732 Hm3, 2.2%  higher than in 2011.

The following chart shows certain relevant statistical data on HINISA(1):

	2008	2009	2010	2011	2012
Net Generation (GWh)	886	854	778	586	689
Energy Purchases (GWh)	370	308	302	287	276
Total Energy Sales (GWh)	1,256	1,162	1,080	873	965

Average Price (Ps. / MWh)	121.3	133.5	158.7	190.7	186.2
Average Gross Profit (Ps./ MWh)	54.10	60.30	66.00	63.60	59.90
Note: Gross Margin before amortization and depreciation charges.

(1)                 In 2012 and 2011, the average gross profit was calculated according to the financial statements prepared according to IFRS. In 2010, 2009 and 2008, the average gross profit was calculated according to the financial statements prepared according to Argentine GAAP.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the Diamante System).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388.4 MW.  Since 1990, the average annual generation has totaled 595 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA’s revenues consist of sales of energy and capacity.  In 2012, 45% of HIDISA’s sales were into the term market.  Total revenues for the year ended December 31, 2012 were Ps. 156 million, for a net generation of 441 GWh, 8.7% higher than in 2011, with a hydraulic contribution of 728 Hm3, 5.5%  higher than in 2011.

The following chart shows certain relevant statistical data on HIDISA:

	2008	2009	2010	2011	2012
Net Generation (GWh)	617	600	538	406	441
Energy Purchases (GWh)	351	327	313	300	280
Total Energy Sales (GWh)	968	927	851	706	721

Average Price (Ps. / MWh)	142.4	160.6	183.2	217.9	215.9
Average Gross Profit (Ps. / MWh)	56.7	65.4	64.0	44.1	49.1
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

Aside from our ownership interest in Güemes, the Argentine Government owns 7.74% of Güemes’ voting capital stock.  Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

	2008	2009	2010	2011	2012
Net Generation (GWh)	1,724	1,699	1,533	1,846	1,533
Energy Purchases (GWh)	252	521	640	480	483
Total Energy Sales (GWh)	1,976	2,220	2,173	2,326	2,016

Average Price (Ps. / MWh)	167.5	197.5	233	224.1	226
Average Gross Profit (Ps. / MWh)	62.8	77.9	76.4	64.8	49.6
Note: Gross Margin before amortization and depreciation charges. It includes results through Powerco.

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine.  Güemes had net production of 1,533 GWh in 2012.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and due to its geographical location it is able to receive gas from Bolivia.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW  and an average availability level of net production of 1.7 million MWh per year.  Güemes steam turbine combustion equipment is comprised of two Skoda steam turbines with a gross capacity of 63 MW each and a third Skoda steam turbine with a gross capacity of 135 MW.  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local term market and to the Energía Plus market (see “Güemes - Expansion Project” below). Total revenues for the year ended December 31, 2012 were Ps. 455 million, for a net generation of 1,533 GWh, 16.9% lower than in 2011.

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

Güemes’ current installed generation (361 MW) has an estimated maximum gas consumption level of 2,250 Dam3/day, which is a measure of the volume of gas consumed in a day.  One cubic decameter (“Dam3”) per day is equal to 1,000 cubic meters per day.  In September 2010, an agreement was entered into with ENARSA for the provision of gas imported from Bolivia.  During 2011 and 2012, Güemes kept the agreement with ENARSA for an Agreed Daily Maximum Quantity of 460 Dam3 per day.  With respect to gas transportation contracts, Güemes is currently a party to a 350 Dam3 per day firm transportation contract with Transportadora de Gas del Norte S.A. (“TGN”) that is scheduled to expire in 2027, a 500 Dam3 per day distribution contract with Gasnor that is scheduled to expire in May 2014, a 250 Dam3 per day firm transportation contract (also with Gasnor) which expires in 2013 and finally a 440 Dam3 per day non – firm gas transportation contract with Gasnor which expires in April 2013 with an automatic renewal.  Güemes is currently analyzing alternatives with Gas Plus and renegotiating a contract renewal with ENARSA.

In 2012, Güemes’ generation depended on electricity demand in the Provinces of Salta and Jujuy, on new generation capacity available in that region and on transmission restrictions.  A new 132 KV transmission line linking Cobos with Salta Norte became operational in 2011 and permitted the dispatch of one of the 63 MW steam turbines as base load.  Additionally, Güemes is able to dispatch its full installed capacity without restrictions through the new North West Region to North East Region (NOA-NEA) 500Kv. high voltage transmission line that became operational on August 2011.

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

Royalty assignment agreement

In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign to Güemes approximately 400,000 m3 per day of natural gas which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory.  In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price.  The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause.  The daily amount under the agreement can be increased to 500,000 m3 per day if the production of gas in the Province of Salta increases from its current levels.  As of the date of this annual report, Güemes had not requested any deliveries under this agreement because it was able to supply the new 100 MW of generation with gas contracted with ENARSA.

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

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with a capacity of 178 MW  and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 2,479 GWh in 2012. Total revenues for the year ended December 31, 2012 were Ps. 722 million, 109.2% higher than in 2011.

During the period 1997-2012, the average annual generation has totaled 1,283 GWh, with the highest level of generation (2,479 GWh) recorded in 2012 and the lowest level (272 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2008	2009	2010	2011	2012
Net Generation (GWh)	1,745	926	448	1,185	2,479
Energy Purchases (GWh)	72	26	29	14	290
Total Energy Sales (GWh)	1,817	952	477	1,199	2,769

Average Price (Ps. / MWh)	106.4	136.1	192.7	202.9	260.8
Average Gross Profit (Ps. / MWh)	27.5	24.2	24	58.6	120.2
Note: Gross Margin before amortization and depreciation charges.

Loma de la Lata expansion project

On November 1, 2011, the Company initiated the commercial operations of the Loma de la Lata Project, which involved the expansion of generation capacity in Loma de la Lata in approximately 165 MW (originally 178 MW) by converting the plant into a generating combined cycle unit. The project increased the capacity of Loma de la Lata in approximately 50% without the need for additional gas consumption, resulting in greater efficiency. For the expansion mentioned above, the Company has entered into two Project Agreements.

Project Agreements

In 2007 Loma de la Lata entered into certain agreements in order to procure and build an expansion of its Loma de la Lata Power Plant through the conversion to a combined cycle by adding three heat recovery steam generators and one steam turbine of 178 MW (the “Project” or the “Expansion”). For such purpose, on September 6, 2007 Loma de la Lata entered into (i) a construction turnkey contract (as amended, the “Construction Agreement”) with a joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively, the “Builder” or “Contractor”), and (ii) a contract to supply materials, equipment and spare parts from abroad in connection with the project (as periodically amended, the “Supply Agreement” and together with the Construction Agreement, the “Project Agreements”) with a Joint Venture formed under Law N°18/1.982 of Spain between Isolux Ingeniería SA and Tecna Proyectos y Operaciones S.A. (the “Supplier” and together with the Builder, the “Project Counterparties”).

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

Despite the new settled date, new delays by the Project Counterparties occurred and, in addition to this on February 8, 2011, an operational error, along with an error in design, took place causing extensive damage on the steam turbine, and caused further delays in startup (the “February 8 Event”).  Consequently, it became necessary to undertake a comprehensive repair of the steam turbine and other parts, which included the performance of tests and an integral review of the turbine.  One part of the damage was caused in the turbine rotor, which was repaired but will have to be replaced in no more than three years from the beginning of the commercial operation, if operated at nominal load, based on the recommendation of the manufacturer.

In this context, on March 30, 2011 the Project Counterparties made an offer to Loma de la Lata (the “Offer”) which provided (i) the necessary mechanisms to be adopted in order to repair the damages, and (ii) the steps to be followed in order to initiate the commercial operation of the Project.

In connection with the February 8 Event, Loma de la Lata filed the corresponding claims before the insurance companies in order to be compensated for the loss of profits and for the additional financial and administrative costs incurred in connection with the delay of commercial operation of the Expansion. The insurance companies recognized compensation in favor of Loma de la Lata in an amount of U.S.$ 30.5 million.

Under the terms and conditions of the Offer, the Project Counterparties granted Loma de la Lata, upon the delivery of the formal provisional acceptance of the Expansion pursuant to the terms of the Construction Agreement, an exceptional discount in an amount equal to the amount of the last payment to be made under Project Agreements. The total discount (including the adjustment) was valued at U.S.$ 18 million.  The offer was accepted by Loma de la Lata. The recognition in earnings of this discount is effective upon the provisional reception of the Expansion work by CTLL; therefore, its recognition in earnings has been postponed until the occurrence of such event.

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

Finally, the commercial operation of the Expansion began on November 1, 2011, with a provisory baffle plate and blade dummies, with a power of 165 MW, 10.73 MW less than the original power guaranteed by the Project Counterparties under the Project Agreements (175.73 MW). The provisional blade wheel should be replaced when the Project Counterparties and the turbine supplier find a solution to the problem. Additionally, it is estimated that the process of replacing the blades will take about a month.

The Project had a total cost of approximately U.S.$ 230.3 million plus VAT, excluding financial capital costs.

In addition, the Project Agreements provide the application of certain compensations for delays or failures attributable to the Contractor for not delivering the Project in due time or for not reaching the values (power and boilers’ counter-pressure) guaranteed by the Project Counterparties.

Given the delays in the hand over of the Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties to the obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the banking guarantees issued under the Project Agreements.

In this context, on December 1, 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request was filed by the Contractor, pursuant to which the Contractor claimed, among other things, the refund of the sums received for the foreclosure of the guarantees.

On December 30, 2011, Loma de la Lata rejected the claim filed by the Contractor before the Court of the International Chamber of Commerce and filed a counter claim with respect to the Project Counterparties for the integral recovery of the damages caused as a consequence of both parties defaults under the Project Agreements. See “Item 8. Financial Information - Legal Proceedings involving Loma de la Lata”.

On November 14, 2012 another major incident occurred in the Plant. A failure of the steam turbine protection systems, due to a defective design, caused severe damage to the steam turbine and associated equipment. Loma de la Lata notified the insurance companies in order to be compensated for the damage suffered. See - “Insurance Claim” below. As of the date of this annual report, the production of the steam turbine is in the process of being set up.

Insurance Claim

In connection with the event on November 14, 2012, Loma de la Lata is making the necessary filings before the insurance companies and following the usual processes in order to be compensated for the damages suffered due to the new failure. After reporting the incident, Loma de la Lata has answered certain inquiries from the insurance companies and received visits from their representatives. Despite the fact that this process is long because of the complexity of the Project, the type of the incident and the magnitude of the damage, the insurance companies have accepted the claim and have made advance payments to Loma de la Lata.  As of the date of this annual report, Loma de la Lata has collected from the insurance companies an initial cash advance of Ps. 30.5.

Agreements in connection with the Loma de la Lata Expansion Project

On October 4, 2009 Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 220/07 with CAMMESA to sell CAMMESA a part of the net power capacity resulting from the expansion project and the corresponding generated electricity.  This agreement covers a minimum of 50% of the net capacity generated by the expansion project, with the final percentage to be determined at the time commercial operation begin and will depend on the amount of credits, from Loma de la Lata’s or third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the Expansion Project.  The agreement sets a capacity payment of U.S.$ 33,383 per MW-month and an energy payment of U.S.$4 per MWh. The term of the agreement is 10 years from the date in which commercial operation begin.  Loma de la Lata intends to sell the remaining electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program. For this reason, Loma de la Lata presents two Energía Plus contracts to CAMMESA with a report of Loma de la Lata’s generation costs, according to the applicable procedures. To become effective, these contracts are sent to the Ministerio de Planificación Federal, Inversión Pública y Servicios (Federal Planning, Public Investment and Service Ministry), where they must be approved. As of the date of this annual report, the Federal Planning, Public Investment and Service Ministry has not approved the contracts.

On December 15,  2010, Loma de la Lata executed an amendment to the above mentioned contract by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA for a period of three years.

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

Because the Loma de la Lata’s expansion project will help reduce the consumption of fuel oil and/or gas oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through to customers, in its variable cost of production, the cost of gas that Loma de la Lata purchases through the Gas Plus scheme.  The Gas Plus is a program launched by Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields.  As stated in Resolution 24/08, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy.  The authorized prices of gas under the Gas Plus program as of the date of this annual report (U.S. $4.10 per MM BTU to U.S. $6.50 per MM BTU) are higher than the regulated gas prices for thermal generation.  As a result of this agreement, the Company, and Loma de la Lata in particular, will become an important consumer of gas obtained under the Gas Plus program in Argentina. Moreover by means of the Notes No. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation . See “Item 4. Information on the Company -Natural Gas Supply under the Gas Plus Program”.

As of the date of this annual report, Loma de la Lata is a party to the following gas agreements:

•         Firm natural gas wellhead supply agreements with Apache Energía Argentina S.R.L. for up to 800 Dam3 per day and 700 Dam3 per day, both expiring in 2013. With respect to the second agreement, Loma de la Lata has a non-firm supply agreement for 300 Dam3 per day, and a right of first refusal in order to make firm this 300 Dam3 per day.

•         Firm gas supply agreement with Pan American Energy LLC Argentine branch for up to 900 Dam3 per day expiring in December 2013.

•         Transportation agreements with TGS and TGN, which allows Loma de la Lata to receive natural gas from natural gas producers other than YPF and to store gas if for any reason the plant is not able to burn the gas assigned.  Instead of returning the gas to the gas producer, the gas is “stored” in the pipeline.

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

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2012 were Ps. 2,068 million, for a net generation of 3,265 GWh, 4.9% lower than in 2011. During the 1997-2012 period, the average annual generation has totaled 2,106 GWh, with the highest level of generation (3,434 GWh) recorded in 2011 and the lowest level (189 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Piedra Buena:

	2008	2009	2010	2011	2012
Net Generation (GWh)	3,312	2,390	2,646	3,434	3,265
Energy Purchases (GWh)	415	808	755	718	565
Total Energy Sales (GWh)	3,727	3,198	3,401	4,152	3,830

Average Price (Ps. / MWh)	261.3	255.2	398.5	424	540
Average Gross Profit (Ps. / MWh)	20.4	13.8	28.3	28.9	1.7
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

In April 2011 the Secretariat of Energy instructed CAMMESA to recognize to generators a price of U.S.$62/bbl for fuel oil produced with crude oil owned by refineries. In case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be the minimum between the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the monthly weighted average price of Escalante crude oil for the domestic market month plus U.S.$16,50/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus 10% of U.S.$/bbl for administrative costs, plus the cost of shipping.

In April 2012, the Secretariat of Energy instructed CAMMESA to centralize purchases of fuel oil of national origin to main suppliers in order to optimize fuel oil supply to thermal generators. The established term for this instruction covered the period from April 2012 through May 2013. The Secretariat of Energy entitled CAMMESA to pay to such main suppliers (ESSO, SHELL and YPF) for these purchases of fuel oil of national origin a higher capped price (based on the Escalante crude oil domestic price) than the in force price authorized to be recognized to WEM thermal generators. In response to this instruction, CAMMESA was notified of a reservation of the right to acquire fuel oil directly from suppliers by Piedra Buena, subject to applicable technical and commercial conditions.

As of the date of this annual report, Piedra Buena is party to an interruptible gas supply contract with Powerco (4,000 Dam3 per day) and non-firm agreements with certain producers which are dependent on the availability of gas of those producers (Pan American Sur, Total Austral) at the time Piedra Buena requires it.  Piedra Buena is also a party to an interruptible gas transportation contract with Camuzzi Gas Pampeana for a daily-variable capacity, and to interruptible gas transportation contracts with TGS for up to 3,600 Dam3 per day.  Piedra Buena also is a party in firm natural gas transportation capacity agreements for 214 Dam3 per day with Powerco, and for another 214 Dam3 per day with TGS.

Central Térmica Piquirenda

Central Térmica Piquirenda (“CTP”) is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, Province of Salta. The construction started at the beginning of 2008 and finished by 2010. It has a 30 MW thermal electricity generation plant comprised by ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of the installed capacity in Argentina.

CTP started commercial operation on May 3, 2011. On July 15, 2011, CTP signed the Supply contract with the WEM under SE Resolution  220/07. The agreed prices are U.S.$18,000/MW per month and the amount recognized as maintenance and operation costs is U.S.$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under Note SE No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.

CTP’s revenues are mainly composed of energy and capacity sales. Total revenues for the year ended December 31, 2012 were Ps. 45 million, corresponding to a net generation of 110GWh, 65.1% higher than 2011.

The following chart shows certain relevant statistical data on CTP:

	2011	2012
Net Generation (GWh)	66	110
Energy Purchases (GWh)	-	-
Total Energy Sales (GWh)	66	110

Average Price (Ps. / MWh)	388	420.9
Average Gross Profit (Ps. / MWh)	125.8	231.3
Note: Gross Margin before amortization and depreciation charges.

Our Transmission Business

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC to acquire 68,400,462 shares of Transelec Argentina S.A. (“Transelec”), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million.  Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina.  Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES.  The remaining 50% of Citelec’s capital stock was more recently acquired equally by Electroingeniería S.A. (“Electroingeniería”), which in turn transferred its participation to Grupo Eling S.A. and the Argentine state-owned company, Energía Argentina S.A. (“Enarsa”).  The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani  upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

Transener was privatized in July 1993, when Citelec was awarded the Argentine Government’s controlling stake in Transener.  In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires.  Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina.  Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 11,656 km Transener also indirectly owns and operates one of the six regional transmission networks in Argentina, the Transba network.  The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,158 km.

Transener also generates additional revenues from, among other things, the construction, operation and maintenance of the Fourth Line, and services provided to third parties, some of which are provided outside of Argentina.

The Company, Electroingeniería and Enarsa have entered into an operating agreement under which each of the Company, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, the Company, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2012 represented approximately Ps. 9.6 million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2012, were Ps. 357,9 million (Ps. 178,9 million on proportional consolidated basis), representing 67,7% of Transener’s consolidated net revenues for such period.

In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses.  Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project.  Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999, and that ends in December 2014.  Following the adoption of the Public Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement.  In December 2008 by means of Resolution 653/08, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008.  Because the ENRE did not set an adjustment procedure for these payments, Transener submitted an administrative claim.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011 the ENRE (through Resolution 150/11) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), in effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011 Transener formally requested clarifications as the new resolution failed to include retroactive interests.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to Resolutions 653/08 and 150/11 mentioned above.

On April 25, 2012, the ENRE issued Resolution N° 90/2012, which established a new annual fee of Ps. 113.4 million as from August 2011 and instructed CAMMESA to make the adjustments, including interest. During the year ended December 31, 2012, revenues were recognized in the amount of Ps. 7.3 million corresponding to the retroactive adjustment for the year 2011.

On September 12, 2012, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2012 according to the above mentioned Resolution 90/12. The response to this request is pending.

On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2012, were Ps. 14.3 million (Ps. 7.2 million on a proportional consolidated basis), representing 2.7% of Transener’s consolidated net revenues for such period.

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

In recent years, Transener’s international operations mainly consisted of the operation and maintenance of high voltage transmissions lines in Brazil, through the provision of contracted services to certain companies that were awarded transmission concessions in Brazil.  Most of these contracts were concluded in 2007.  In 2009, Transener entered into new contracts to deliver services in Brazil.  In 2010, Transener wrote-down its investment in Transener Internacional Ltda., due to the adverse situation that the subsidiary was going through. On March 25, 2012, Transener’s board of directors approved the termination of three remaining operation and maintenance agreements. For this reason, the results related to the operation of such subsidiary are presented as discontinued operations.

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2012, were Ps. 156.7 million (Ps. 78.3 million on proportional consolidated basis), representing 29.6% of Transener’s consolidated net revenues for such period.

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

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in definitive agreements (the “Definitive Agreements”) for such purpose.  In that sense, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, which led to the initiation of judicial claims by the companies.  The UNIREN ACT has stated that the mechanism for the monitoring of costs and the regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, that the delay in the definition of such process was not attributable to Transener and Transba and it could not lead to undermine their rights.

Finally, on December 21, 2010, an instrumental agreement (the “Instrumental Agreement”) related to the Definitive Agreement was entered into with the Secretariat of Energy and the ENRE, setting forth the following:

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

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2012, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 52.8 million and Ps. 27.6 million, and interest income amounting to Ps. 57.1 million and Ps. 31.7 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2012 and 2011, respectively.

In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

Differences for Connection and Capacity
	Transba	Transener	Total
	(in millions of Pesos)
Principal	75.9	189.3	265.2
Interest	43.2	104.8	148
Total	119.1	294.1	413.2

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

However, such commitments mentioned in ii) above, have not been fully complied with since as of December 31, 2011 the amounts received from CAMMESA reached 21% of the amounts for variations of costs from June 2005 to November 2010. Additionally, no amount due to Transener and Transba for cost variation from December 1, 2010 up to December 31, 2011 has been received.

Hence, and considering that such agreements expired on December 31, 2011, on March 6 and March 27, 2012, Transener and Transba, respectively, submitted judicial claims in the federal courts in order to obtain the full compliance with the Instrumental Agreements.

On July 16, 2012, Transener received a copy of SE Note No. 4309, by which the Secretariat of Energy instructed CAMMESA to enter into a third Addendum to the Financing Agreement with Transener and Transba, increasing the amount by the sums of Ps. 231,754,810 and Ps. 98,234,993, respectively (which were informed by CAMMESA to the Secretariat of Energy through Note B-70754-1).

In such Note, the Secretariat of Energy provided that, prior to the fulfillment of the third Addendum, Transener and Transba should submit before CAMMESA the evidence of the withdrawal of the above mentioned claims. This provision remains under analysis as of the date of this annual report.

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

Considering that the Instrumental Agreements expired on December 31, 2011, Transener and Transba believe that they would be in a legal position to re-submit their claims against the ENRE in order to obtain a new tariff pursuant to the RTI.  See “Item 3. Key Information -Risk Factors – Risks related to our Transmission business - If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations”.

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

The 95-year term of the Transener concession is divided into nine management periods.  The first management period, which began in 1993, has a 15-year term, and each subsequent management period lasts ten years.  At least six months prior to the commencement of each ten-year management period, the ENRE is required to call for bids for the purchase of the controlling stake in Transener (represented by Transener’s Class A shares).  The then current owner(s) of the controlling stake in Transener may submit (under seal) their valuation of the controlling stake in Transener and, if their valuation is greater than or equal to the amount of the highest bid submitted by other parties, the owners of such controlling stake will retain ownership of such interest in Transener without making any payment to the Argentine Government.  Consequently, if the owner(s) of the controlling stake in Transener wish to retain control at the end of any management period, they may bid an amount that would ensure their continued control without incurring any additional cost as a result of such bid.  In the event another bid exceeds that of the then current owners of the controlling stake in Transener, the party submitting such bid would receive the controlling stake in consideration for the submitted bid amount, which would be paid to the then current owners of the controlling stake in Transener.  Transener’s rights and obligations under its concession agreements will not be affected by any change in the ownership of the controlling stake.  As of the date of this annual report, the Transener Concession Agreement is in its second Transener Management Period, which is scheduled to end on July 2018, although Transener has requested that the ENRE extend the first Transener Management Period for five years after the completion of the Full Tariff Review in accordance with the Transener Definitive Agreement.

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

The Argentine Government may terminate the Transener concession only if Transener enters into bankruptcy, and Transener may terminate the concession agreement if the government breaches the terms of the concession.  In addition, Transener’s concession includes a pledge in favor of the Argentine Government of all of the Transener Class A Shares held by Citelec, which constitute a controlling stake in Transener.  Upon the occurrence of certain events of default specified in the concession agreement (including, among others, if (1) penalties in any 12-month period exceed 5% of our total regulated revenue during such 12-month period; (2) a transmission line or connection equipment is out of service for more than 30 days; (3) the Transener network has on average, more than 2.5 forced outages per 100km over a 12-month period); or (4) a transformer is out of service for more than 60 days), the Argentine Government may enforce the pledge on the Class A Shares and sell the controlling stake in Transener in a public bidding process in which the holders of such controlling stake will not be allowed to participate.  However, the enforcement of the pledge does not cause the termination of Transener’s concession.  The concession could only be revoked if Transener is declared bankrupt (in which case, the Argentine Government would have the right under the concession to foreclose its pledge over the Class A shares).

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

Property, plant and equipment

As of December 31, 2012, Transener operated and maintained the following assets throughout 20 provinces in Argentina:

Transmission Lines
500 kV	11,088 km
220 kV	568 km
Connection Equipment
500 kV linkage	37
220 kV linkage	4
132 kV linkage	95
Transformation Equipment
Capacity	13,450 MVA
Reactive Equipment
Capacity	14,938 MVAr

                As of December 31, 2012, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5,584 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	59
66 kV	6
33 kV	190
13,2 kV	327
Transformation Equipment
Capacity	5,397 MVA
Reactive Equipment
Capacity	125,5 MVAr

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

Empresa Distribuidora y Comercializadora Norte (Edenor)

Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2012.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2012, Edenor served 2,726,422 customers.

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

Term.  Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period at Edenor’s request.  The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods.  However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI.  The remaining ten-year periods will run from the expiration of the extension of the initial management period.  In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51 % of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake.  If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid.

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

Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI.  The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments.  For the year ended on December 31, 2008, Edenor recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments.  Edenor did not record any adjustments in the period 2009-2012.  As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay the balance in accordance with the payment plan provided for in the Adjustment Agreement, although Edenor cannot be certain of the amount, if any, that will ultimately be forgiven.  This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.  In 2012, on a standalone basis, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 116.9 million, which represented 4.0% of Edenor’s energy sales.  As of December 31, 2012 Edenor’s accrued fines and penalties amounted to Ps. 662 million, as compared to Ps. 531.9 million as of December 31, 2011.

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

Tariffs.  Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

•         the cost of electric power purchases, which Edenor passes on to its customers, and a fixed charge (which varies depending on the category and level of consumption of each customer and their energy purchase prices) to cover a portion of Edenor’s energy losses in its distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our distribution concession);

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or “VAD”, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base, plus the fixed charge contemplated under Resolution 347/12; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them.  Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases.  Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  Since January 2005, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh.  On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor, for the winter period. These charts were based on the new subsidized seasonal prices set forth in Resolution No. 652/09 issued by the Secretariat of Energy. The new price charts were aimed at reducing the impact of increased winter electric energy consumption on the electricity bills payable by certain residential customers with bi-monthly consumption exceeding 1,000 kWh. The ENRE also instructed Edenor to break down the floating charges included in all invoices into the amounts subsidized and not subsidized by the Argentine Government.

During the winter periods for the years 2009-2012, the seasonal rate chart was revised twice. For the months of June and July, tariffs were revised so that residential customers with bi-monthly consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with bi-monthly consumption levels above 1,000 kWh received a subsidy equal to a 70 percent of their energy purchase price.

On November 7, 2011 the Secretariat of Energy issued Resolution No. 1301/11 establishing seasonal summer programming, eliminating subsidies for certain economic activities for which the relevant clients, according to the Resolution, are in a position to pay the real costs of the service.

This provision has been extended to residential users discriminated by geographic area and type of residence. These revised rate schedules did not affect our VAD.

Edenor’s concession authorizes it to charge VAD for its services to seek to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base.  Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indexes.  However, the Public Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses.  As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

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

Also on February 13, 2007, the ENRE authorized EDENOR to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of the day of this Annual Report, EDENOR had invoiced the total amount.

In October 2007, the Secretariat of Energy issued Resolution No. 1037/2007, which granted Edenor an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into their tariff structure, and, instead, EDENOR was allowed to retain the funds that they are required to collect and transfer to the fund established by the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or the “PUREE”), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

In July 2008, EDENOR obtained an increase of approximately 17.9% in their distribution margin, which they incorporated into that tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in their tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh.  In addition, the ENRE authorized EDENOR to be reimbursed for the retroactive portion of the 7.56% CMM increase amounting to Ps. 45.5 million for the period between November 2007 and June 2008, from the PUREE funds.

Furthermore, EDENOR requested an additional increase in their distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007.  In 2008, the ENRE adopted Note No 81,399, which authorized a 5.791% increase under the CMM.  As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase nor has it authorized Edenor to collect such increase by other means for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past.

As of December 31, 2012, EDENOR had submitted to the ENRE ten requests for CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 – April 2012	May 2012	8.529%
May 2012 – October 2012	November 2012	7.316%
Cumulative:		88.664%

As of the date of this annual report the ENRE has not yet responded to these requests, other than the request submitted in May 2008.  However, Edenor has become aware of certain communications of the ENRE to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, according to which the analysis made by them shows percentages similar to those calculated by Edenor with regard to CMM ratios.

Based on this information, Edenor has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately Ps.1,999 million. In accordance with Edenor’s estimations, the real major costs are significantly higher than the ones determined with the CMM adjustments that have been requested.

As of December 31, 2012 and 2011 the amounts collected by Edenor through the PUREE, amounted to Ps. 1,277.8 million and Ps. 867.1 million, respectively, and have been disclosed under other non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariffs, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in SE Resolution No. 1037/07, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. As of the date of this annual report, Edenor has neither recognized nor accrued any amount receivable for this concept in its consolidated financial statements.

Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant Edenor these increases in full, or at all, or if granted, that Edenor will be able to bill its customers or otherwise recover these increases from other sources of payment (such as PUREE).

On November 23, 2012, the ENRE issued Resolution No. 347/2012, authorizing the Company to apply a fixed charge tariff differentiated by category, to be used exclusively to finance infrastructure and corrective maintenance of the facilities, all in accordance with the provisions of clause 4.2 of the Adjustment Agreement. To this end, it creates a Trust in which Edenor shall deposit the funds raised and which will be responsible for paying contractors for and on behalf of Edenor. These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI, with the ENRE under the Adjustment Agreement.  The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return. Although in the whereas clauses of Resolution No. 347/2012 the ENRE recognizes the existence of CMM adjustment requests and it is indicated that the authorized charges are on account of CMM adjustments, nothing is said about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer’s bill.

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

The delays in obtaining tariff increases, recognition of cost adjustments requested by Edenor in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of our subsidiary and has raised substantial doubt with respect to its ability to continue as a going concern.  The Company’s management plans in response to these matters are described in Note 46 to the Consolidated Financial Statements.  However, Edenor’s financial statements as of and for the year ended December 31, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

Customers.  As of December 31, 2012, Edenor served 2,726,422 customers.  Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential  (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 42% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2012, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Industrial  (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2012, this category accounted for approximately 16% of Edenor’s electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  As of December 31, 2012, the total number of such large users was 707, and in 2012 this category represented approximately 21% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 5% of Edenor’s electricity sales.

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

On July 22, 2011, the Company, together with Edesur S.A. and Edelap S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the Amended 2003 Framework Agreement.  Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At December 31, 2012, receivable balances with the Argentine Government and the Government of the Province of Buenos Aires amount to Ps. 25.4 million and Ps. 25.7 million respectively.

With respect to the amount receivable, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and the Subscription of Buenos Aires Province Government Bonds with the Province of Buenos Aires, pursuant to which Edenor agreed to receive an amount of Ps. 325,000 in cash and subscribe Series B Bonds for a residual nominal value of Ps. 6.1 million, as settlement of the debt that at December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

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

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2003:

	Year ended December 31,
	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Technical losses	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%
Non‑technical losses	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%
Total losses	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%

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

As of the date of this annual report Edenor has taken actions to divest some of the assets described above. For information about the sales of EDESA, EDESAL and EDELAR, please see. “Presentation of Information –Recent Developments”.

Aeseba and its Subsidiaries

Aeseba is a holding company that owns 90% of the outstanding capital stock of Eden, an electricity distribution company that supplies electricity to a service area with a population of approximately 1.0 million that encompasses approximately 42,000 square miles in the northern part of the Province of Buenos Aires.  As of December 31, 2012, Eden had approximately 343,951 customers and sold approximately 2,863 GWh of electricity in 2012.  The remaining ownership interest in Eden is owned by its employees.  The acquisition of Eden is still pending antitrust approval.

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

The table below summarizes energy sales information regarding Eden.

	Year ended December 31,
	2012		2011		2010
	(in MWh, except percentages)
Residential	625,805	22.8%	619,224	22.2%	598,679	22.6%
Commercial	346,821	12.1%	331,086	11.9%	308,304	11.7%
Public lighting	80,783	2.8%	79,716	2.9%	77,319	2.9%
Large users	1,488,579	52.0%	1,462,983	52.5%	1,359,219	51.4%
Industrial (WEM's large customers)	294,126	10.3%	291,400	10.5%	299,936	11.3%
Total	2,836,114	100.0%	2,784,409	100.0%	2,643,457	100.0%

The tables below summarize certain key financial information regarding Eden, solely on the basis of Eden’s statutory financial statements.

Income Statement:	Year ended December 31,
	2012		2011
	(in millions )
Net sales	U.S.$ 174.4	Ps. 857.9	Ps. 704.4
Cost of sales	(132.4)	(651.0)	(493.5)
Gross profit	42.1	206.9	210.9
Administrative and selling expenses	(25.7)	(126.3)	(88.5)
Other income or costs, net	(1.6)	(8.1)	1.6
Operating income	14.8	72.5	124.0
	(5.2)	(25.8)	(27.1)
Financial results
	9.5	46.7	96.9
Income before income taxes
Income Tax Expenses	(3.3)	(16.2)	(34.3)
Income for the Year	6.2	30.5	62.6

	Year ended December 31,
Balance Sheet:	2012		2011	2010
	(in millions)
Current assets..........................................................	U.S $ 67.0	Ps. 329.7	Ps. 246.4	Ps, 219.9
Non-Current assets..................................................	179.0	880.3	828.9	789.9
Total assets..............................................................	246.0	1,210.0	1,075.4	1,009.8
Current liabilities......................................................	111.9	550.4	423.6	334.0
Non-Current liabilities..............................................	37.9	186.6	138.6	191.0
Total liabilities *.....................................................	149.9	737.0	562.2	524.9
Total shareholders’ equity.......................................	96.2	473.0	513.2	484.9
Total liabilities and shareholders’ equity................	U.S. $ 246.0	Ps. 1,210.0	Ps. 1,075.4	Ps 1,009.8

______________________

* On March 4, 2011, as a result of the change of control in Eden triggered by our acquisition of Aeseba, Eden prepaid the loan it had with Standard Bank Argentina S.A. and HSBC Argentina S.A.  Such repayment was made with Eden’s funds and with the proceeds from a loan that Edenor granted to Eden in an aggregate amount equal to Ps. 80.0 million.

As of the date of this annual report Edenor has taken actions to divest some of the assets described above. For information about the sales of AESEBA and EDEN, please see. “Presentation of Information –Recent Developments”.

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

In 1989, with the enactment of the Ley de Reforma del Estado y Emergencia Económica (Law for the Reform of the State and Economic Emergency), the hydrocarbon sector was de-regulated.  The new regulatory framework included the following: certain exploitation concessions were to be awarded through a bidding process; partnering agreements could be made with YPF to explore and exploit certain productive areas; starting in 1991, official prices for crude and refined products would be eliminated; and starting in 1994, the price of gas at the wellhead would be de-regulated.  Another development was the creation of a regulatory entity vested with powers to enforce the newly-established framework, the ENARGAS.

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

In July 2012, the Argentine Government issued Decree 1277/12 through which it regulated Law No. 26,741, and repealed those provisions of Decrees 1055/89, 1212/89 and 1589/89 which provided: (i) the right to dispose of hydrocarbon production (both placed on the domestic market and for export), (ii) free pricing, and (iii) exemption from any duty, law and/or retention on exports and imports hydrocarbons. In turn, it created the National Register of Hydrocarbon Investments wherein Hydrocarbon sector companies must register and the Committee on Strategic Planning and Coordination of the National Investment Plan for Hydrocarbons, whose main role will be to carry out the National Investment Plan for Hydrocarbon (“Plan Nacional de Inversiones Hidrocarburiferas”), for which companies must timely provide to the Committee the technical, quantitative and/or economic information that is requested, is necessary to evaluate the performance of the sector. Companies must also submit an Annual Investment Plan conforming to the National Investment Plan for Hydrocarbons. The Decree also authorizes the Commission to publish reference prices for each of the components of costs and sales, and reference prices for fuel, which is intended to allow coverage of production costs attributable to the activity while obtaining a reasonable profit margin. The Commission may apply different types of sanctions for noncompliance.

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

In addition, in 2007, through the state-run energy company ENARSA, the government started to import gas from Bolivia and to request shipments of liquefied natural gas tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of non-priority users.

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

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for the tools and regulations that could serve to again find the path to growth.  The Petróleo Plus program (Resolution 1312/08) was created with that objective.

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

In February 2012, the Petróleo Plus Program was suspended due to the modification of the market conditions under which such program was initially created, by giving compensation to certain companies to improve the final price of exported oil. This compensation was eliminated by Resolution No. 1/2013 mentioned below.

On January 3,  2013 the Ministry of Economy issued Resolution No. 1/2013 which raises the cutoff values of Resolution No. 394/07 from U.S.$ 42/bbl to U.S.$ 70/ bbl, increasing, income accruing to the oil exporters.

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

In order to meet the daily target production for the three-year period, Petrolera Pampa initially estimated an investment of U.S. $20 million to be made between 2010 and 2013, which represents 15% of the necessary investments for the development of such gas production, allowing it to obtain a proportional participation in the production.  As of the date of this annual report, we have invested approximately U.S. $12.4 million in 16 productive wells, reaching the daily target production. For 2013 we expect to continue with the aforementioned investment plan in order to achieve such daily target production.

All of the production of unconventional natural gas under this agreement has been assigned to supply Loma de la Lata under the Gas Plus Regime.

Investment Agreement with Petrobras Argentina S.A.(“Petrobras 1”)

On December 7, 2010, Petrolera Pampa entered into an investment agreement (“Petrobras 1”) with Petrobras Argentina S.A. (“Petrobras”) relating to the “El Mangrullo” block located in the province of Neuquén, under which Petrolera Pampa acquired  43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $16 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling of up to nine wells (between 2011 and 2015), which represented an estimated investment for Petrolera Pampa of approximately U.S. $ 24 million.  As of the date of this annual report, four wells have been drilled, and the daily target production was achieved in March 2012. Investments for the first three wells have been completely paid, representing for Petrolera Pampa an investment of approximately U.S. $ 15 million. Petrolera Pampa has not yet paid its participation in the investment in the fourth well, which had a total  cost of U.S.$ 5 million.  For the 2013-2015 period, we expect to continue with the aforementioned investment plan in order to achieve the daily target production.

All the production obtained under this agreement has been assigned to EGSSA (Piquirenda Thermal Plant) under the Gas Plus regime.

Investment Agreement with Petrobras Argentina S.A.(“Petrobras 2”)

On February 7, 2013, Petrolera Pampa entered into a new investment agreement (“Petrobras 2”) with Petrobras relating to the “El Mangrullo” block located in the province of Neuquén, under which Petrolera Pampa again acquired  43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from certain additional wells to be drilled in the field mentioned above.

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $22 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling up to nine wells (between 2013 and 2017), which represents an estimated investment for Petrolera Pampa of approximately U.S. $ 33 million.  All the production obtained under this agreement is expected to be commercialized under the Gas Plus regime.

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

During 2011, Petrolera Pampa began the investment plan through the completion of a 3D Seismic survey for an area of 132 km2. In January and February 2012, Petrolera Pampa began the perforation plan, which initially contemplated three exploratory wells.  As a result, one of the wells discovered gas layers in the Centenario formation.  During September and October 2012, three additional exploration wells were drilled. As of the date of this annual report and as of a result of both campaigns, Petrolera Pampa, together with its partners, is analyzing the next steps to evaluate the development potential of the area as well as future exploration campaigns with new objectives.

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

During 2012, we began with the fulfillment of the agreed investments, performing the reinterpretation of existing 3D seismic studies and the completion of two hydraulic fractures in an existing well. As a result of the work performed, the well has proved productive and relevant studies are underway to evaluate the most efficient way of putting them into production.

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

Since 2011, the Company is entitled to the following rights, among others (See “Presentation of Information – Recent Developments”):

-          Appointment of one director in CIESA and TGS;

-          Appointment of the Vice Chairman in CIESA and TGS;

-          First refusal right in CIESA; and

-          Approval of CIESA’s and TGS’ annual budget.

The following table summarizes TGS’ main technical and financial indicators:

81

	2012	2011
Technical Information
Gas Transportation
Average firm hired capacity (in million m3 per day)	82.6	80.8
Average deliveries (in million m3 per day)	65.5	65.8

Liquid production and commercialization
Total liquid production (in thousand tons)	905.3	853.7
Gas processing capacity (in million m3 per day)	46	46
Storing capacity (in tons)	54,840	54,840

	2012	2011
Financial Information*
Net Sales**	2,575.00	1,853.90
Net Income	239.2	230.7

Net cash flow provided by operating activities	535.1	440.4
Net cash flow used in investment activities	-215.4	-277.4
Net cash flow used in financing activities	26.7	-905.9

Current assets	1,460.20	878.9
Non-current assets	4,105.20	4,145.30
Total Assets	5,565.40	5,024.20
Current liabilities	828.5	575.3
Non-current liabilities	2,694.20	2,495.40
Total Liabilities	3,522.70	3,070.70
Shareholder’s Equity	2,042.70	1,953.50
* Figures taken from the consolidated annual financial statements in millions of pesos. **The amounts only reflect the continuous operations.

* Amounts taken from the annual financial statements in millions of Ps., for the full fiscal years 2012 and 2011 prepared according to Argentine GAAP..

**EBITDA means: Earnings Before Interest, Taxes, Depreciation and Amortization.

Description of Business Segments

Regulated Segment: Gas Transportation

In 2012, revenues from this business segment amounted to Ps. 603.4 million, an increase of Ps. 27.8 million compared to Ps. 575.6 million recorded in 2011.  The increase is explained by the effect of the full year’s revenues generated as a result of the operation and maintenance of the expansions commissioned in 2011, new revenues from a new contract as from July 2012 and revenues from the interruptible services of transportation of natural gas.

Revenues from this segment arise primarily from firm contracts, under which amounts are reserved and charged by pipeline capacity regardless of the actual use thereof. TGS also provides interruptible transportation service which provides gas transportation subject to available pipeline capacity. Also, TGS provides the service and maintenance operations of the assets allocated to the transportation of natural gas corresponding to the expansions driven by the Argentine Government and being owned by trusts created for this purpose. This segment is subject to regulation by the ENARGAS.

Non-Regulated Segment: Production and Sale of Liquids

Revenues from this segment increased in 2012 by Ps. 656.5 million, from Ps.1,179.2 million reported in fiscal year 2011 to Ps.1,835.7 million in 2012. This increase in revenues is mainly explained by the rise in the volumes exported, by an increase in the own sold volumes before a drop in the demand of natural gas processing from the clients that produce natural gas, by the devaluation of the Argentine Peso and by an increase in the selling price of ethane by over 30% in the first quarter of 2012, related to the transfer of the highest production cost mentioned below.

The production and sales of liquids are performed in the Cerri Complex, located near the city of Bahia Blanca and connected to all of TGS’ major pipelines. In such Complex, ethane, propane, butane and natural gasoline are recovered. TGS sells those liquids in the domestic and foreign market. The sales of propane and butane in the domestic market are made to bottling companies. The sales of these products and natural gasoline in the foreign market are made at prices set in the international market. In turn, the ethane is sold to Polisur at prices agreed by the parties.

Sales of Liquids, Breakdown by Destination Market

2006-2012

                                                                                                   Source: TGS.

Non-Regulated Segment: Other Services

The segment other services is not subject to regulation by the ENARGAS. TGS provides services “midstream”, which consist mainly in the treatment, separation and compression of gas impurities, which may also include the capture and transportation gas in deposits, construction services, inspection and maintenance of pipelines and compressor plants, and steam generation services for the production of electricity. Also, this segment business includes revenues from telecommunications services provided over the Telcosur SA subsidiary.

Revenues from other services segment increased to Ps. 36.8 million in 2012 in respect of 2011. This increase is primarily due to higher revenues from construction services for the redevelopment of the pipeline system and facilities injection intended for imported liquefied natural gas by ship, located near the city of Bahia Blanca.

                All the figures relating to TGS in this section were not audited by our Auditors.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plant and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged U.S. $81,003 per month in 2012 (approximately U.S. $24.9 per m2).  For building expenses, our monthly payments in 2012 averaged approximately Ps. 58,808.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

Property, Plant and Equipment

	At December 31,
	2012		2011
	(in millions of pesos)
Generation	Ps.	1,799.7	Ps.	1,799.6
Distribution		4,104.8		3,929.1
Holding and others		119.4		118.3
	Ps.	6,023.9	Ps.	5,847.1

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $2,227 million.  In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$1,914.7 million for Transener and U.S.$454.5 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines for up to U.S. $1 million.  In our distribution business, our physical assets are insured for up to U.S. $887.7 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

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

Many of the provincial governments, following the privatization path in the sector, have established their own politically and financially independent regulatory bodies at the provincial level.  Local distribution in the provinces (except the City of Buenos Aires and certain areas of the Province of Buenos Aires that were served by SEGBA and today are served by Edenor and EDESUR) is regulated by each province. Previously, the utilities themselves had played a major role in making sector policies and setting tariffs for the provinces.

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

In September 2006 the Argentine Government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and  do not have access to other viable energy alternatives.  In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) program.  The maximum price to be charged for each project that seeks to sell energy under the Energy Plus Program should be approved by the Federal Planning, Public Investment and Service Ministry . See “Price Behavior in the WEM —Energía Plus.”

Continuing with the trend to encourage the installation of new generation, the Secretariat of Energy by means of its Resolution No. 220/07 and modifications thereto, allowed CAMMESA to execute WEM Supply Agreements with a generator agent of the WEM. The values to be paid by CAMMESA in consideration of the capacity and the energy supplied by the generator must be approved by the Secretariat of Energy. The generator shall guarantee certain availability of the generation units (established as a percentage), and if it fails to do so, penalties apply.

In 2008, the Secretariat of Energy allowed CAMMESA to execute WEM Supply Contracts with generators the intention of which is to execute plans to repair and/or repower their generating equipment, and for the cost which would exceed 50% of the revenues that they expect to receive on the sales to the spot market.

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA.  Privately owned generators may also enter into direct contracts with distributors or large users.  As of December 31, 2012, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 31,100 MW.  As of the same date, there were approximately 58 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant.  Broken down by type of generation, the Argentine generators include 35 thermal generation companies, 20 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

For a discussion of the increase in capacity of the electricity generation sector during 2012, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations Electricity Demand.”

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2012, including the total capacity of each:

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	PHOTOVOLTAIC GENERATION	TOTAL EOLIC GENERATION	TOTAL HYDRO GENERATION	TOTAL	%
CENTRO	ENARSA	BELL VILLE	-	-	-	16	16	-	-	-	-	16	-
		ISLA VERDE	-	-	-	20	20	-	-	-	-	20	-
		SUBTOTAL	-	-	-	36	36	-	-	-	-	36	0.1%
	EPEC	PILAR	200	-	479	-	679	-	-	-	-	679	-
		VILLA MARIA	-	48	-	-	48	-	-	-	-	48	-
		LEVALLE	-	70	-	11	80	-	-	-	-	80	-
		DEAN FUNES	-	32	-	3	35	-	-	-	-	35	-
		SUD OESTE	-	100	-	-	100	-	-	-	-	100	-
		RIO CUARTO	-	32	-	-	32	-	-	-	-	32	-
		SAN FRANCISCO	-	39	-	-	39	-	-	-	-	39	-
		S.FRANC.2 EPEC	-	-	-	12	12	-	-	-	-	12	-
		CASSAFOUSTH	-	-	-	-	-	-	-	-	16	16	-
		BENJAMIN REOLIN	-	-	-	-	-	-	-	-	33	33	-
		LA VINIA	-	-	-	-	-	-	-	-	16	16	-
		SAN ROQUE	-	-	-	-	-	-	-	-	24	24	-
		FITZ SIMON	- -	-	-	-	-	-	-	-	11	11	-
		LOS MOLINOS	-	-	-	-	-	-	-	-	52	52	-
		LOS MOLINOS 2	-	-	-	-	-	-	-	-	5	5	-
		CRUZ DEL EJE	-	-	-	-	-	-	-	-	1	1	-
		LA CALERA	-	-	-	-	-	-	-	-	4	4	-
		PIEDRAS MORAS	-	-	-	-	-	-	-	-	6	6	-
		RIO GRANDE	-	-	-	-	-	-	-	-	750	750	-
		R.CEBALLOS EPEC	-	-	-	2	2	-	-	-	-	2	-
		SUBTOTAL	200	321	479	28	1,028	-	-	-	918	1,945	6.3%
	GEN.MEDITERRANEA (CONT.PLUS)	MARANZANA	-	180	68	-	248	-	-	-	-	248	0.8%
	GENERADORA CORDOBA S.A.	RIO TERCERO	-	26	-	-	26	-	-	-	-	26	0.1%
	NUCLEOELECTRICA ARG. SA	EMBALSE	-	-	-	-	-	648	-	-	-	648	2.1%
	TOTAL AREA		200	527	547	64	1,338	648	-	-	918	2,903	-

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	PHOTOVOLTAIC GENERATION	TOTAL EOLIC GENERATION	TOTAL HYDRO GENERATION	TOTAL	%
COMAHUE	AES ALICURA.	ALICURA	-	-	-	-	-	-	-	-	1,050	1,050	3.4%
	APELP	DIVISADEROS	-	-	-	-	-	-	-	-	10	10	0.0%
	C. MEDANITOS RINCON SAUCES	RINCON SAUCES	-	-	-	32	32	-	-	-	-	32	0.1%
	C.T. AGUA DEL CAJON	AGUA DEL CAJON	-	-	662	-	662	-	-	-	-	662	2.1%
	C.T. FILO MORADO	FILO MORADO	-	63	-	-	63	-	-	-	-	63	0.2%
	C.T. LOMA DE LA LATA S.A. (*) (1)	CT NEUQUEN	-	-	540	-	540	-	-	-	-	540	1.7%
	C.TERMICA ALTO VALLE	ALTO VALLE	-	15	81	-	96	-	-	-	-	96	0.3%
	CENTRAL CASA DE PIEDRA	CASA DE PIEDRA	-	-	-	-	-	-	-	-	60	60	0.2%
	ENARSA	ALUMINE	-	-	-	6	6	-	-	-	-	6	-
		BARILOCHE ENARS	-	-	-	20	20	-	-	-	-	20	-
		CAVIAHUE	-	-	-	5	5	-	-	-	-	5	-
		CIPOLLETI (ENAR	-	-	-	5	5	-	-	-	-	5	-
		VILLA REGINA	-	-	-	5	5	-	-	-	-	5	-
		SUBTOTAL	-	-	-	41	41	-	-	-	-	41	0.1%
	DPA	CESPEDES	-	-	-	-	-	-	-	-	5	5	-
		CIPOLLETTI	-	-	-	-	-	-	-	-	5	5	-
		JULIAN ROMERO	-	-	-	-	-	-	-	-	3	3	-
		SALTO ANDERSEN	-	-	-	-	-	-	-	-	8	8	-
		SUBTOTAL	-	-	-	-	-	-	-	-	22	22	0.1%
	EMP DE ENERGIA DE RIO NEGRO SA	GRAL. ROCA	-	-	-	-	-	-	-	-	2	2	0.0%
	HIDR. CERROS COLORADOS S.A.	P. BANDERITA	-	-	-	-	-	-	-	-	472	472	1.5%
	HIDR. PIEDRA DEL AGUILA S.A.	PIEDRA D AGUILA	-	-	-	-	-	-	-	-	1,400	1,400	4.5%
	HIDROELECTRICA EL CHOCON SA	CHOCON	-	-	-	-	-	-	-	-	1,260	1,260	-
		ARROYITO	-	-	-	-	-	-	-	-	120	120	-
		SUBTOTAL	-	-	-	-	-	-	-	-	1,380	1,380	4.4%
	PICHI PICUN LEUFU	PICHI P. LEUFU	-	-	-	-	-	-	-	-	285	285	0.9%
	TERMOROCA TURBINE POWER COMP.	TERMROCA	-	130	-	-	130	-	-	-	-	130	0.4%
	TOTAL AREA		-	208	1,283	73	1,564	-	-	-	4,681	6,244	-

CUYO	C. TERMICAS MENDOZA SA	LUJAN DE CUYO	120	46	374	-	540	-	-	-	-	540	-
		CRUZ DE PIEDRA	-	14	-	-	14	-	-	-	-	14	-
		SUBTOTAL	120	60	374	-	554	-	-	-	-	554	1.8%
	CONSORCIO POTRERILLOS	C. H. CACHEUTA	-	-	-	-	-	-	-	-	120	120	-
		C.H. CACHEUTA VI	-	-	-	-	-	-	-	-	9	9	-
		CH CARRIZAL	-	-	-	-	-	-	-	-	17	17	-
		C.H. A.CONDARCO	-	-	-	-	-	-	-	-	61	61	-
		SUBTOTAL	-	-	-	-	-	-	-	-	207	207	0.7%
	ENARSA	C. HOND 2 FOTOVO	-	-	-	-	-	-	3	-	-	3	-
		C. HOND 1 FOTOVO	-	-	-	-	-	-	2	-	-	2	-
		SUBTOTAL	-	-	-	-	-	-	5	-	-	5	0.0%
	EPSE	CARACOLES	-	-	-	-	-	-	-	-	121	121	-
		CTA. DEL VIENTO	-	-	-	-	-	-	-	-	11	11	-
		S.JUAN I FOTOVO	-	-	-	-	-	-	1	-	-	1	-
		QUEBRADA ULLUM	-	-	-	-	-	-	-	-	45	45	-
		SUBTOTAL	-	-	-	-	-	-	1	-	177	178	0.6%
	GENERADORA ELECTRICA MENDOZ.SA	CH LS CORONELES	-	-	-	-	-	-	-	-	7	7	-
		CH SAN MARTIN	-	-	-	-	-	-	-	-	7	7	-
		SUBTOTAL	-	-	-	-	-	-	-	-	13	13	0.0%
		AGUA DEL TORO	-	-	-	-	-	-	-	-	150	150	-
	H. DIAMANTE SA (*)	LOS REYUNOS	-	-	-	-	-	-	-	-	224	224	-
		EL TIGRE	-	-	-	-	-	-	-	-	14	14	-
		SUBTOTAL	-	-	-	-	-	-	-	-	388	388	1.2%
	HIDROELECTRICA LOS NIHUILES SA (*) (2)	NIHUIL 1	-	-	-	-	-	-	-	-	72	72	-
		NIHUIL 2	-	-	-	-	-	-	-	-	110	110	-
		NIHUIL 3	-	-	-	-	-	-	-	-	42	42	-
		SUBTOTAL	-	-	-	-	-	-	-	-	224	224	0.7%
	HIDROELECTRICA NIHUIL IV (EMSE SE)	NIHUIL 4	-	-	-	-	-	-	-	-	18	18	0.1%
	HIDROTERMICA SAN JUAN	SARMIENTO SJ	-	30	-	-	30	-	-	-	-	30	-
		ULLUM	-	-	-	-	-	-	-	-	42	42	-
		SUBTOTAL	-	30	-	-	30	-	-	-	42	72	0.2%
	SIEyE	SALTO D LA LOMA	-	-	-	-	-	-	-	-	1	1	-
		MCH S.GUILLERMO	-	-	-	-	-	-	-	-	0	0	-
		SUBTOTAL	-	-	-	-	-	-	-	-	1	1	0.0%
	TOTAL AREA		120	90	374	-	584	-	6	-	1,070	1,660	-

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	PHOTOVOLTAIC GENERATION	TOTAL EOLIC GENERATION	TOTAL HYDRO GENERATION	TOTAL	%
GBA -BSAS-LIT	C.COSTA ATLANTICA (EX ESEBAG)	NECOCHEA	204	-	-	-	204	-	-	-	-	204	-
		MAR DE AJO	-	30	-	-	30	-	-	-	-	30	-
		MAR DEL PLATA	56	121	-	-	177	-	-	-	-	177	-
		VILLA GESELL	-	125	-	-	125	-	-	-	-	125	-
		SUBTOTAL	260	276	-	-	536	-	-	-	-	536	1.7%
	C. T. AES PARANA	AES PARANA	-	-	845	-	845	-	-	-	-	845	2.7%
	C. TERMICA SAN NICOLAS	SAN NICOLAS	600	75	-	-	675	-	-	-	-	675	2.2%
	C.TERMICA SORRENTO	SORRENTO	217	-	-	-	217	-	-	-	-	217	0.7%
	CENTRAL DIQUE S. A.	DIQUE	-	55	-	-	55	-	-	-	-	55	0.2%
	CENTRAL DOCK SUD	DOCK SUD	-	72	798	-	870	-	-	-	-	870	2.8%
	CENTRAL PIEDRABUENA S. A. (*)	BAHIA BLANCA	620	-	-	-	620	-	-	-	-	620	2.0%
	CENTRAL PUERTO SA	NUEVO PUERTO	390	-	798	-	1,188	-	-	-	-	1,188	-
		PUERTO NUEVO	589	-	-	-	589	-	-	-	-	589	-
		SUBTOTAL	979	-	798	-	1,777	-	-	-	-	1,777	5.7%
	CTM SALTO GRANDE	S. GRANDE ARG	-	-	-	-	-	-	-	-	945	945	3.0%
	ECOENERGÍA	ECOENERG CERRI	13	-	-	-	13	-	-	-	-	13	0.0%
	EDEA GENERACION	SAN CLEM. TUYU	-	-	-	14	14	-	-	-	-	14	0.0%
	ENARSA	LAS ARMAS	-	34	-	-	34	-	-	-	-	34	-
		ARRECIFES ENARS	-	-	-	20	20	-	-	-	-	20	-
		BRIGADIER LÓPEZ	-	280	-	-	280	-	-	-	-	280	-
		BRAGADO	-	50	-	-	50	-	-	-	-	50	-
		CERES ENARSA	-	-	-	18	18	-	-	-	-	18	-
		COLON BSAS	-	-	-	15	15	-	-	-	-	15	-
		CAPITAN SARMIEN	-	-	-	5	5	-	-	-	-	5	-
		CONCEP. URUGUAY	-	42	-	-	42	-	-	-	-	42	-
		ENSE. BARRAGAN	-	567	-	-	567	-	-	-	-	567	-
		JUNIN	-	-	-	20	20	-	-	-	-	20	-
		LINCOLN	-	-	-	15	15	-	-	-	-	15	-
		LOBOS ENARSA	-	-	-	16	16	-	-	-	-	16	-
		LA PLATA	-	-	-	40	40	-	-	-	-	40	-
		MAGDALENA	-	-	-	25	25	-	-	-	-	25	-
		MATHEU	-	40	-	-	40	-	-	-	-	40	-
		MIRAMAR I ENARS	-	-	-	20	20	-	-	-	-	20	-
		OLAVARR DELIVER	-	39	-	-	39	-	-	-	-	39	-
		PARANA DELIVERY	-	40	-	-	40	-	-	-	-	40	-
		PEHUAJO	-	-	-	19	19	-	-	-	-	19	-
		PINAMAR	-	21	-	-	21	-	-	-	-	21	-
		RAFAELA	-	-	-	19	19	-	-	-	-	19	-
		REALICO	-	-	-	24	24	-	-	-	-	24	-
		REM ESCAL ENARS	-	-	-	25	25	-	-	-	-	25	-
		SALTO BSAS	-	-	-	23	23	-	-	-	-	23	-
		SAN MIGUEL NORTE III	-	-	-	12	12	-	-	-	-	12	-
		S.MARTIN N ENAR	-	-	-	5	5	-	-	-	-	5	-
		VILLEGAS ENARSA	-	-	-	24	24	-	-	-	-	24	-
		VIALE E. RÍOS	-	-	-	10	10	-	-	-	-	10	-
		V. TUERTO DELIV	-	-	-	19	19	-	-	-	-	19	-
		SUBTOTAL	-	1,112	-	373	1,484	-	-	-	-	1,484	4.8%
	ENDESA COSTANERA SA	COSTANERA	1,131	-	851	-	1,982	-	-	-	-	1,982	-
		BUENOS AIRES	-	-	322	-	322	-	-	-	-	322	-
		SUBTOTAL	1,131	-	1,173	-	2,304	-	-	-	-	2,304	7.4%
	EPE SANTA FE GENERACION	VENADO TUERTO	-	-	-	9	9	-	-	-	-	9	0.0%
	GENELBA PETROBRAS	C.T. GENELBA	-	165	674	-	838	-	-	-	-	838	2.7%
	LA PLATA COGENERACION SA	CO. ENSENADA	-	-	-	-	-	-	-	-	-	-	0.0%
	NUCLEOELECTRICA ARG. SA	ATUCHA	-	-	-	-	-	357	-	-	-	357	1.1%
	SEA ENERGY PARQUE EOLICO	NECOCHEA EOLICO	-	-	-	-	-	-	-	0	-	0	0.0%
	SIDERCA SA(EX ARGENER GEN.PAR)	CO. ARGENER	-	163	-	-	163	-	-	-	-	163	0.5%
	TERMOELE. JOSE SAN MARTIN S.A	CT TIMBUES(GSMA	-	-	849	-	849	-	-	-	-	849	2.7%
	TERMOELECTRICA M.BELGRANO S.A.	GRAL BELGRANO	-	-	848	-	848	-	-	-	-	848	2.7%
	TOTAL AREA		3,820	1,918	5,984	396	12,118	357	-	0	945	13,420	-

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	PHOTOVOLTAIC GENERATION	TOTAL EOLIC GENERATION	TOTAL HYDRO GENERATION	TOTAL	%
NEA	ENARSA	L N ALEM ENARSA	-	-	-	15	15	-	-	-	-	15	-
		A.D.VALL.ENARSA	-	-	-	15	15	-	-	-	-	15	-
		CASTELLI	-	-	-	14	14	-	-	-	-	14	-
		CHARATA ENARSA	-	-	-	16	16	-	-	-	-	16	-
		CORRIENTES	-	-	-	20	20	-	-	-	-	20	-
		ESQUINA ENARSA	-	-	-	17	17	-	-	-	-	17	-
		FORMOSA DELIVER	-	-	-	29	29	-	-	-	-	29	-
		CT GOYA ENARSA	-	-	-	13	13	-	-	-	-	13	-
		JUAREZ	-	-	-	4	4	-	-	-	-	4	-
		LAG. BLANCA	-	-	-	7	7	-	-	-	-	7	-
		L LOMITAS ENARS	-	-	-	6	6	-	-	-	-	6	-
		L.PALMAS ENARSA	-	-	-	6	6	-	-	-	-	6	-
		NUEVA POMPEYA	-	-	-	4	4	-	-	-	-	4	-
		PALMAR LARGO	-	-	-	3	3	-	-	-	-	3	-
		PIRANE	-	-	-	14	14	-	-	-	-	14	-
		PASO DE LA PATR	-	-	-	5	5	-	-	-	-	5	-
		SAENZ PEÑA II	-	-	-	15	15	-	-	-	-	15	-
		SAENZ PEÑA	-	-	-	19	19	-	-	-	-	19	-
		STA ROSA CORR	-	-	-	6	6	-	-	-	-	6	-
		V.ANGELA ENARSA	-	-	-	15	15	-	-	-	-	15	-
		SUBTOTAL	-	-	-	242	242	-	-	-	-	242	0.8%
	E.B. YACYRETA	YACYRETA	-	-	-	-	-	-	-	-	2,745	2,745	8.8%
	ELECTROPATAGONIA	FORMOSA	-	13	-	-	13	-	-	-	-	13	-
		GOYA	-	13	-	-	13	-	-	-	-	13	-
		SUBTOTAL	-	26	-	-	26	-	-	-	-	26	0.1%
	EMSA GENERACION	OBERA	-	12	-	-	12	-	-	-	-	12	-
		POSADAS	-	21	-	-	21	-	-	-	-	21	-
		SUBTOTAL	-	33	-	-	33	-	-	-	-	33	0.1%
	TOTAL AREA	-	-	59	-	242	301	-	-	-	2,745	3,046	-

NOA	AES JURAMENTO	CABRA CORRAL	-	-	-	-	-	-	-	-	101	101	-
		EL TUNAL	-	-	-	-	-	-	-	-	11	11	-
		SUBTOTAL	-	-	-	-	-	-	-	-	111	111	0.4%
	C. T. NOA	LA BANDA	-	26	-	-	26	-	-	-	-	26	-
		PALPALA	-	30	-	-	30	-	-	-	-	30	-
		SALTA	-	10	-	-	10	-	-	-	-	10	-
		SAN PEDRO	-	26	-	-	26	-	-	-	-	26	-
		SUBTOTAL	-	92	-	-	92	-	-	-	-	92	0.3%
	C. T. SALTA (TERMOANDES)	TERMOANDES	-	416	-	-	416	-	-	-	-	416	1.3%
	C.TERMICA GUEMES S. A. (*)	GUEMES	261	100	-	-	361	-	-	-	-	361	1.2%
	CENTRAL TERMICA PIQUIRENDA (*)	PIQUIRENDA	-	-	-	30	30	-	-	-	-	30	0.1%
	ENARSA	AÑATUYA	-	-	-	31	31	-	-	-	-	31	-
		CATAMARC DELIV	-	-	-	19	19	-	-	-	-	19	-
		CHILECITO ENARS	-	-	-	10	10	-	-	-	-	10	-
		INTA CATAM ENAR	-	-	-	7	7	-	-	-	-	7	-
		LA RIOJA DELIV	-	-	-	18	18	-	-	-	-	18	-
		L.RIOJA SUR ENA	-	-	-	10	10	-	-	-	-	10	-
		LIB. SAN MARTIN	-	-	-	15	15	-	-	-	-	15	-
		ORAN ENARSA	-	-	-	15	15	-	-	-	-	15	-
		P.IND.CAT ENARS	-	-	-	15	15	-	-	-	-	15	-
		SALTA	-	-	-	15	15	-	-	-	-	15	-
		TARTAGAL ENARSA	-	-	-	10	10	-	-	-	-	10	-
		TEREVINTOS ENAR	-	-	-	8	8	-	-	-	-	8	-
		TINOGASTA ENARS	-	-	-	15	15	-	-	-	-	15	-
		SUBTOTAL	-	-	-	188	188	-	-	-	-	188	0.6%
	EDECAT GENERACION	CATAMARCA	-	-	-	15	15	-	-	-	-	15	0.0%
	EDELAR GENERACION	CHILECITO	-	-	-	5	5	-	-	-	-	5	-
		LRIOJA PRECARIA	-	-	-	7	7	-	-	-	-	7	-
		SUBTOTAL	-	-	-	12	12	-	-	-	-	12	0.0%
	EDESASA GENERACION	CACHI	-	-	-	1	1	-	-	-	-	1	-
		CAFAYATE	-	-	-	4	4	-	-	-	-	4	-
		ORAN	-	-	-	4	4	-	-	-	-	4	-
		TARTAGAL	-	20	-	-	20	-	-	-	-	20	-
		SUBTOTAL	-	20	-	8	28	-	-	-	-	28	0.1%
	GENERACION INDEPENDENCIA S.A.	INDEPENDENCIA	-	130	-	-	130	-	-	-	-	130	-
		SARMIENTO TUC	-	10	-	-	10	-	-	-	-	10	-
		SUBTOTAL	-	140	-	-	140	-	-	-	-	140	0.5%
	GENERACION RIOJANA SA	LA RIOJA	-	38	-	4	42	-	-	-	-	42	0.1%
	HIDROCUYO S. A.	LOS MADERAS	-	-	-	-	-	-	-	-	31	31	0.1%
	HIDROELECTRICA REYES EJSEDSA	RIO REYES	-	-	-	-	-	-	-	-	7	7	0.0%
	HIDROELECTRICA RIO HONDO SA	LOS QUIROGA	-	-	-	-	-	-	-	-	2	2	-
		RIO HONDO	-	-	-	-	-	-	-	-	15	15	-
		SUBTOTAL	-	-	-	-	-	-	-	-	17	17	0.1%
	HIDROELECTRICA TUCUMAN SA	CADILLAL	-	-	-	-	-	-	-	-	13	13	-
		ESCABA	-	-	-	-	-	-	-	-	24	24	-
		PUEBLO VIEJO	-	-	-	-	-	-	-	-	15	15	-
		SUBTOTAL	-	-	-	-	-	-	-	-	52	52	0.2%
	PARQUE EOLICO ARAUCO SAPEM	ARAUCO EOLICO	-	-	-	-	-	-	-	25	-	25	0.1%
	PLUSPETROL ENERGY SA(TUC Y SM)	S.M. DE TUCUMAN	-	-	382	-	382	-	-	-	-	382	-
		C. T. TUCUMAN	-	-	447	-	447	-	-	-	-	447	-
		SUBTOTAL	-	-	829	-	829	-	-	-	-	829	2.7%
	PLUSPETROL SA	PLUSPETROL NORT	-	232	-	-	232	-	-	-	-	232	0.7%
	TOTAL AREA		261	1,038	829	257	2,386	-	-	25	217	2,628	-

AREA	COMPANY	GENERATION PLANT	STEAM TURBINE	GAS TURBINE	COMBINE CYCLE	DIESEL ENGINE	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	PHOTOVOLTAIC GENERATION	TOTAL EOLIC GENERATION	TOTAL HYDRO GENERATION	TOTAL	%
PATAGONIA	C.T. PATAGONICAS SA	CDRO RIVADAVIA	-	73	-	-	73	-	-	-	-	73	-
		PICO TRUNCADO 1	-	45	-	-	45	-	-	-	-	45	-
		PUERTO MADRYN	-	42	-	-	42	-	-	-	-	42	-
		SUBTOTAL	-	160	-	-	160	-	-	-	-	160	0.5%
	ELECTROPATAGONIA C.RIV C.COMB.	ELECTROPAT.	-	-	63	-	63	-	-	-	-	63	0.2%
	ENERGIA DEL SUR S.A.	C.T. PATAGONIA	-	-	125	-	125	-	-	-	-	125	0.4%
	HIDROELECTRICA AMEGHINO SA	F. AMEGHINO	-	-	-	-	-	-	-	-	47	47	0.2%
	HIDROELECTRICA FUTALEUFU SA	FUTALEUFU	-	-	-	-	-	-	-	-	472	472	1.5%
	HYCHICO P. EOLICO DIADEMA	DIADEMA EOLICO	-	-	-	-	-	-	-	6	-	6	0.0%
	ENARSA	RAWSONI ENARSA	-	-	-	-	-	-	-	50	-	50	-
		RAWSONII ENARSA	-	-	-	-	-	-	-	30	-	30	-
		SUBTOTAL	-	-	-	-	-	-	-	80	-	80	0.3%
	SINOPEC ARGENTINA	EL HUEMUL	-	-	-	25	25	-	-	-	-	25	0.1%
	TOTAL AREA		-	160	188	25	373	-	-	86	519	978	-

MOBILE GENERATION			-	-	-	220	220	-	-	-	-	220	0.7%

SIN	TOTAL		4,401	3,999	9,205	1,277	18,883	1,005	6	112	11,094	31,100	100%

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

The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW until December 2010.  On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011 (see “New Price Scheme – 2008-2011 Agreement” below).  The agreement provides that the government will recognize from Ps. 35 per MW-hrp (hrp stands for hours in which capacity is being paid) to Ps. 42 per MW-hrp depending on the technology of the unit and its capacity, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement.  Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation (liquid fuels).  In addition, all hydroelectric units with an installed capacity less than 250 MW will receive their energy spot markets sales according to the priority provided in subsection e), section 4 of Resolution 406/03 of the Secretariat of Energy.

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

In April 2011, the Secretariat of Energy instructed CAMMESA to recognize to generators a price of U.S.$ 62/bbl  for fuel oil produced with crude oil owned by refineries. In the case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be lesser of the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the price of Escalante crude oil for the domestic month plus U.S.$16,50/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus 10% of U.S.$/bbl for administrative costs, plus the cost of shipping. This price recognition mechanism was in force until December 2011, from which point onward it returned to the mechanism established in 2008.

In April 2012, the Secretariat of Energy instructed CAMMESA to centralize purchases of fuel oil of national origin to main suppliers in order to optimize fuel oil supply to thermal generators. The established term for this instruction covered the period from April 2012 through May 2013. The Secretariat of Energy entitled CAMMESA to pay to the main suppliers for purchases of fuel oil of national origin a higher capped price (based on the Escalante crude oil domestic price) than the in force price authorized to be recognized to WEM thermal generators. In response to this instruction, CAMMESA was notified of a reservation of the right to acquire fuel oil directly from suppliers by Piedra Buena, subject to applicable technical and commercial conditions.

On March 26, 2013, the Secretariat of Energy issued Resolution No. 95, appointing CAMMESA to centralize the acquisition and distribution of the fuels needed for electricity generation (see “SE Resolution No. 95/13- New Price Scheme and other modifications to the WEM” below).

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

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market.  Payments are made approximately 40 days after the end of each month. However, due to the default of the other WEM’s agents –mainly distributors- during 2012 such payment period increased to an average of 70 days.

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

New Price Scheme – 2008-2011 Agreement

On November 25, 2010, the Secretariat of Energy entered into the 2008-2011 Agreement with all private generators in order to increase the installed capacity during 2011—by the cancellation of the LVFVD accrued by the generators between 2008 and 2011—and to establish a new scheme for the remuneration of generators’ sales in the spot market. In addition, according to the 2008-2011 Agreement, all hydroelectric units with an installed capacity of less than 250 MW will receive their energy spot markets sales according to the priority provided in subsection e), section 4 of Resolution 406/03 of the Secretariat of Energy.

In order to increase the total installed capacity in the WEM, the 2008-2011 Agreement established a financial scheme that comprises the amounts charged to end-users by means of the “Cargo Transitorio para la Conformación del Fondo Acuerdo 2008-2011” and the amounts derived from the repayment of the contributions made according to section 4.d.2 of the “Acuerdo Definitivo para la Gestión y Operación de los Proyectos para la Readaptación del MEM en el marco de la Resolución SE 1.427/04.” The generator should be in charge of the execution of the works for the installation of the new facilities.

The LVFVD accrued by the generators between 2008 and 2011 shall be cancelled by WEM Supply Agreements to be executed with the generators for the new generation facilities. Repayment of the LVFVD will be made in 120 installments at LIBOR plus 5% margin.

The 2008-2011 Agreement provides that the government will recognize from Ps. 35 per MW-hrp (hrp stands for hours in which capacity is being paid) to Ps. 42 per MW-hrp depending on the technology of the unit and its capacity, to generators that can meet the availability objective, as defined in the 2008-2011 Agreement.

Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation (liquid fuels).

The above mentioned remunerations should have been recognized and paid upon the execution of the 2008-2011 Agreement. However, by means of Note No. 924/11, the Secretariat of Energy instructed CAMMESA to consider such remunerations as LVFVD until the execution of the complementary agreements to the 2008-2011 Agreement.

According to section 8 of the 2008-2011 Agreement, its implementation required the execution of complementary agreements between the Secretariat of Energy and the generators. On April 1, 2011, the Company and its subsidiaries― Piedra Buena, Güemes, Loma de la Lata, HIDISA and HINISA (collectively, the “Pampa Generators”)―executed the  “Acuerdo para el Aumento de la Disponibilidad de Generación Térmica” (“Complementary Agreement”) with the Secretariat of Energy.

In the Complementary Agreement, Pampa Generators obliged themselves to construct a new 45 MW power plant (Central Térmica Piquirenda). The project will comprise two stages of 30 MW and 15 MW, respectively. The Secretariat of Energy committed itself to instruct CAMMESA to pay the LVFVD accrued by the Pampa Generators between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/08—up to an amount equal to the 30% of the investments on the Project. The first stage of the Project was concluded as scheduled.

On October 17, 2011, CAMMESA sent a brief to the Secretariat of Energy in relation to the first stage of the Project, concluding that the maximum value to be recognized in favor of the Pampa Generators according to the Complementary Agreement amounted to U.S.$ 8,083,799.  However, as of the date of this annual report, the LVFVD has not been cancelled.  The Pampa Generators have filed the appropriate administrative remedies.

On January 24, 2011, the Secretariat of Energy instructed CAMMESA (by Note SE No. 495/11) to suspend the recognition of the remunerations included in the 2008-2011 Agreement. Such instruction was confirmed by Note SE No. 1269/12 and by other communications by means of which the Secretariat of Energy answered the Pampa Generators’ claims to such instructions.

Such instructions constitute a breach of the commitments made by the Secretariat of Energy in the 2008-2011 Agreement. The Pampa Generators have filed the appropriate administrative remedies (See Item 8. “Legal Proceedings”).

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

In 2007, the Argentine Government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins.  Repayment of these contributions will also be made in 120 installments at LIBOR plus 1% margin.  However, generators will no longer be permitted to capitalize their contributions.  In addition, on May 31, 2007, the Secretariat of Energy offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits.  In addition, the following conditions must be met:

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

WEM Supply Contracts under SE Resolution No. 220/07

The Secretariat of Energy, by means of the Resolution No. 220/07 and its modifications thereto, allowed CAMMESA to execute WEM Supply Agreements with a generator agent of the WEM. The values to be paid by CAMMESA in consideration of the capacity and the energy supplied by the generator must be approved by the Secretariat of Energy. The generator shall guarantee certain availability of the generation units (established as a percentage), and if it fails to do so, penalties apply.

On October 4, 2009, Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 220/07 with CAMMESA, to sell CAMMESA a part of the net power capacity resulting from the expansion project and the corresponding generated electricity.  This agreement covers a minimum of 50% of the net capacity generated by the expansion project, with the final percentage to be determined at the time commercial operation begins, and depended upon the amount of credits, from Loma de la Lata or third parties, arising from Resolution 406/2003 of the Secretariat of Energy, that are allocated to the expansion project.  The agreement sets a capacity payment of U.S.$ 33.383 per MW-month and an energy payment of U.S.$ 4 per MWh. The term of the agreement is 10 years from the date on which commercial operation begins.

On December 15, 2010, Loma de la Lata executed an Amendment to the above mentioned contract, by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA for a period of three years.

On July 15, 2011, as a result of the commitments included in the Complementary Agreement, EGSSA entered into a WEM Supply Agreement under SE Resolution No. 220/07 with CAMMESA, to sell to CAMMESA Central Térmica Piquirenda’s total capacity. The agreement sets a capacity payment for each of the two stages of the project of U.S.$ 14,760 per MW-month and U.S.$ 14,525 per MW-month, respectively. The term of the agreement is 10 years from the date in which commercial operation of each stage begins.

In both cases—Loma de la Lata and EGSSA—the generator guarantees a certain availability of the units involved in the agreement. If the units do not meet such minimum availability, CAMMESA may apply penalties which are discounted from the revenues to be paid for the capacity and energy sold under the agreements.

WEM Supply Contracts under Resolution No. 724/08

On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/08 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment.  This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market.  Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement.  The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement.  Under this Resolution, Piedra Buena and Loma de la Lata have each signed agreements that permit them to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment.  Under such agreements, in connection with Loma de la Lata’s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 and 2010. As of December 31, 2012, the generation subsidiaries had partially collected from CAMMESA their consolidated receivables accrued during 2008. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued, added up to approximately Ps. 234.2 million as of December 31, 2012.  In addition under such agreements Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.  Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

CAMMESA had partially cancelled the LVFVD allocated in Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/08. Upon such breach, Loma de la Lata had filed the appropriate administrative remedy in order to safeguard its rights, and seeking the total cancellation of such LVFVD. As of the date of this annual report, judicial relief has become available (See “Item 8. Financial Information -Legal Proceedings”).

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

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which a price closer to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time.  The Secretariat of Energy established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps. 455 per MWh for GUDIs and Ps. 320 per MWh for GUMEs and GUMAs).  Additionally, generators must grant the supply of energy to the customers even if they cannot generate the energy at their plants.

For information about our projects aimed at taking advantage of the Energía Plus plan.  See “—Our Business—Our Generation Business.”

Procedure for the Dispatch of Natural Gas for Power Generation

On October 7, 2009, Note 6866/09 of the Secretariat of Energy, instructed CAMMESA to convene the WEM’s generators to adhere to the “Procedure for the Dispatch of Natural Gas for Power Generation” (hereinafter the “Procedure”).

The Procedure provides that, in the event that the natural gas system is affected by operational restrictions, the natural gas and the transport that each generator has acquired will be assigned to CAMMESA and in turn redistributed by CAMMESA in order to maximize the generation capacity. In consideration for such assignment in favor of CAMMESA, the generator will be entitled to collect the highest value between the positive difference between the Spot Price and the Variable Production Cost (VPC) (calculated with natural gas) and 2,50U.$.S/MWh. If the unit was on service, such value would be calculated over the maximum value between the energy delivered and the energy that would have been delivered if the unit VPC was inferior to the WEM’s Marginal Operational Cost. If the unit was out of service, the above mentioned value would be calculated over the energy that would have been delivered if such unit had had natural gas and had assigned such gas to CAMMESA (the unit VPC must be inferior to the WEM’s Marginal Operational Cost).

The original duration of the Procedure included the winters of 2009, 2010 and 2011. However, through Note 6169/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the application of the Procedure from October 2010 to May 2011 and from September to December of 2011. In virtue of the large number of generators that adhered, through Note 6503/10, the Secretariat of Energy instructed CAMMESA to apply the Procedure during the above mentioned periods.

On November 16, 2010, through Notes 7584/10 and 7585/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the assignment mechanism provided in such Resolution. In both cases the generator that adheres to the cited mechanisms, accepts to assign in favor of CAMMESA the natural gas and transport acquired in order to maximize the generation capacity. While the mechanism established in Note 7584/10 of the Secretariat of Energy was directed to the generators included under the “Energía Plus” program, the mechanism provided in Note 7585/10 was directed to generators that had acquired its provision of natural gas under “Gas Plus” program.

The assignment of natural gas volumes acquired by the generators that adhere to the above mentioned mechanism shall not affect the support of its contracts in the WEM or those executed under the regime established in Resolution 220/07 of the Secretariat of Energy.

According to Note 7585/10 of the Secretariat of Energy, such assignment shall not affect the remuneration earned for the capacity provided, the recognition of the costs associated to said fuel and the overruns associated to them, nor the amounts due in virtue of the application of Subsection c), Section 4 of Resolution 406/03 of the Secretariat of Energy, in respect of those that would have been due to the assignor.

The mechanisms approved by Notes Nos. 7584/10 and 7585/10 of the Secretariat of Energy were to be applied up to December 31, 2011. However, through Note No. 8692/11, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generator for their adherence to the application of the mechanism approved by Notes Nos. 6866/09, 7584/10 and 7585/10 during 2012. Considering the high degree of adherence, the Secretariat of Energy, through Note No. 187/11, instructed CAMMESA to continue with the application of such mechanism during 2012.

In November 2012, the Secretariat of Energy (by SE Note No. 7469/12) extended the application of the above mentioned schemes until April 31, 2013.

Natural Gas Supply under the Gas Plus Program

By means of Notes Nos. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation. In this sense it addressed two cases as follows:

(i) With regard to the first case, the Secretariat of Energy established that, provided that the Gas Plus price agreed between the producer and the generator, is not higher than the one recognized by CAMMESA, the volumes must be accepted by CAMMESA.

(ii) With regard to the second case, as the contract price is, in general, equal to the maximum prices approved for the Gas Plus Program, in order to avoid “unintended results that can generate distortions,” the contract price should be equal to the value that CAMMESA recognizes, or the maximum value, whichever is the lesser.

Moreover, the Secretariat of Energy established that “in such cases” CAMMESA will have priority to contract the volume directly with the producer.

Additionally, the Secretariat of Energy stipulated that the highest value that CAMMESA shall recognize is U.S.$ 5.20/MMBTU and this is the value that shall be applied for “any other case that does not fit the characteristics indicated.”

CAMMESA, through Note No. B-73079-1, sent a copy to the generators of the above mentioned note and included its interpretation of Note No. 3456/12’s provisions. CAMMESA understood that the maximum price to recognize shall be U.S.$ 5.20/MMBTU and that for those proposals to work together with the mechanism that was set up by SE Note No. 7585/11 (which has thus far not expressly been approved), the generator must inform the corresponding producer of the provisions of the note in order to make the direct offer to CAMMESA of the volumes previously agreed with the generator. CAMMESA does not distinguish the priority to buy as between cases (i) and (ii).

AGEERA sent a note to the Secretariat of Energy with some considerations, with the purpose of requesting that the Secretariat of Energy clarify the concepts included by CAMMESA in Note No. B-73079-1.

The Secretariat of Energy, by means of Note No. 4377/12, instructed CAMMESA to consider, in the case indicated in (i) above, those generating units under WEM Supply Agreements under SE Resolution No. 220/07, including within this category the units of Loma de la Lata and EGSSA, both Pampa subsidiaries.

As of December 31, 2012, CAMMESA had not formally changed the scheme for the recognition of Gas Plus costs under WEM Supply Agreements executed by Loma de la Lata and Emdersa Generación Salta. In the event that any change occurs, Pampa and its said subsidiaries shall evaluate the steps to follow in order to safeguard their rights and interests as agreed in the “Convenio Marco para el Cierre del Ciclo combinado de CTLL” and the above mentioned WEM Supply Agreements.

SE Resolution No. 95/13 – New price scheme and other modifications to the WEM

New Price scheme for generation

SE Resolution No. 95/13 established a new general price scheme for the whole generation sector (generators, autogenerators and cogenerators) excluding: (i) binational hydroelectric plants and nuclear plants; and (ii) the capacity and energy included in specific contracts with a differential price scheme under SE Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11 (hereinafter, the “Comprised Generators”).

The new price scheme shall be applicable as of the economic transactions recorded during February 2013. However, the effective application to each generator agent requires that such agent desist from any and all administrative or judicial procedures initiated against the Argentine Government, the Secretariat of Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/03. Moreover, such agent shall renounce any right to initiate or promote any administrative or judicial procedure against the Argentine Government, the Secretariat of Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/03.

Any Comprised Generator that does not fulfill the requirements to desist from and renounce any right with respect to such actions, shall not be entitled to participate in the new price scheme.

The new price scheme includes:

i)                     Fixed Costs Remuneration: it remunerates for the Potencia Puesta a Disposición (available capacity or “PPAD”) in the hours in which such capacity is remunerated (“hrp”). It is conditioned on the fulfillment of a Target Availability (equivalent to the average availability of the corresponding technology for the last three calendar years) and on the Average Historic Availability of each unit. It distinguishes between:

a)       thermic (TG, TV, CC) units, according to the parameters defined in the resolution, and the percentage of the remuneration may vary accordingly (100%, 75%, 50% or 35%); and

Technology and scale	Ps./MW-hrp
TG units with a capacity (C) < 50 Mw	48,00
TG units with a capacity (C) > 50 Mw	40,00
TV units with a capacity (C) < 100 Mw	52,80
TV units with a capacity (C) > 100 Mw	44,00
CC units with a capacity (C) < 150 Mw	37,20
CC units with a capacity (C) > 150 Mw	31,00
Hl units with a capacity (C) < 120 Mw	37,40
Hl units with a capacity (C) between 120 Mw and 300 Mw	20,40
Hl units with a capacity (C) > 300 Mw	17,00

Unit availability in relation to:
Remuneration		Target Availability		Average Historic Availability
100		>	And	>80%
	or	<	And	>105%
75		>	And	<80%
50		<	And	Between 100% and 105%
35		<	And	<100%

b)       Hydroelectric (HI), the parameters for the remuneration for which shall be defined by the Secretariat of Energy.

The parameters to calculate the remuneration for other technologies are still to be defined by the Secretariat of Energy.

Even if the unit does not fulfill the Target Availability, the remuneration shall in no case be less than Ps.12/MW-hrp.

ii)                   Variable Costs Remuneration: the resolution established new values that replaced the Variable Maintenance Costs (“Costos Variables de Mantenimiento”) and Other Non-Fuel Variable Costs (“Otros Costos Variables No Combustibles”). These are calculated taking into the account the energy generated with each kind of fuel and on a monthly basis.

	Operating with:
	Natural Gas	Liquid Fuels	Carbon
	Ps./MWh	Ps./MWh	Ps./MWh
TG units with a capacity (C) < 50 Mw	19,00	33,25
TG units with a capacity (C) > 50 Mw	19,00	33,25
TV units with a capacity (C) < 100 Mw	19,00	33,25	57,00
TV units with a capacity (C) > 100 Mw	19,00	33,25	57,00
CC units with a capacity (C) < 150 Mw	19,00	33,25
CC units with a capacity (C) > 150 Mw	19,00	33,25

Hydroelectric Units	Ps./MWh
With a capacity (C) < 120 Mw	17,00
With a capacity between 120 Mw and 300 Mw	17,00
With a capacity > 300 Mw	17,00

iii)                  Additional Remuneration: Applicable to the Comprised Generators. Part of the remuneration shall be directed to “new infrastructure projects in the Energy Sector,” which are still to be defined by the Secretariat of Energy, through a trust.

	Liquidated to
	Generator Ps./MWh	Trust Ps./MWh
TG units with a capacity (C) < 50 Mw	8,75	3,75
TG units with a capacity (C) > 50 Mw	7,50	5,00
TV units with a capacity (C) < 100 Mw	8,75	3,75
TV units with a capacity (C) > 100 Mw	7,50	5,00
CC units with a capacity (C) < 150 Mw	8,75	3,75
CC units with a capacity (C) > 150 Mw	7,50	5,00
HI units with a capacity (C) < 120 Mw	63,00	27,00
HI units with a capacity (C) between 120 Mw and 300 Mw	54,00	36,00
HI units with a capacity (C) > 300 Mw	54,00	36,00

The sum of the concepts detailed above constitutes the total remuneration to be liquidated in favor of the Comprised Generators, deducting therefrom the energy and capacity included in term contracts or in other agreements, valued according to the corresponding Market Price, and any other charge or service to be charge to the generator.

In order to qualify for the foregoing remuneration, each Comprised Generator shall present, for each month, an affidavit with the corresponding backup documents, including the amounts invoiced for its sales in the Term Market (except for the earnings derived from the contracts excluded under article 1 of SE Resolution No. 95/13), the result of which shall be compared to deductions made by CAMMESA. In case of discrepancies in favor of the generator, CAMMESA shall invoice to the generator the difference.

Payment Priority

SE Resolution No. 95/13 excludes the application of SE Resolution No. 406/03 to the new price scheme defined therein. It establishes two priorities. The first one includes the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel costs. The second order of priority includes the Additional Remuneration. Notwithstanding the foregoing, CAMMESA shall − according to the instructions of the Secretariat of Energy – make such priority order compatible with the one in force at the date of its publication, i.e. the criteria defined in SE Resolution No. 406/03.

Recognition of fuels costs

SE Resolution No. 95/13 appointed CAMMESA to centralize the acquisition and dispatch of fuels for generation. Generators cannot renew or extend the contracts with their providers. However, until the termination of such agreements, CAMMESA will continue to recognize such costs at the reference price, the associated freight, the costs associated with the transport and distribution of natural gas and the corresponding fees and taxes. For such costs to be recognized, two conditions must be met: (i) the costs to be recognized should represent concepts recognized by CAMMESA as of the publication of the resolution; and (ii) the costs should be derived from agreements executed before the entry into force of the resolution.

Trust for the execution of projects in the electricity sector

As described above, part of the Additional Remuneration shall be transferred to a trust for the execution of works in the electricity sector.

Moreover, according to the resolution, the Secretariat of Energy shall establish the necessary mechanisms in order to transfer the LVFVD issued in favor of the generators and not applied to a particular project, to the above mentioned trust.

Term Market Suspension

The Secretariat of Energy suspended the incorporation, extension or renewal of the contracts in the Term Market, excluding the contracts executed under the resolutions and the special regime cited in article 1 of SE Resolution No. 95/13. Notwithstanding the foregoing, the Term Market contracts in force as of the date of the resolution shall remain in force and be administered by CAMMESA until their termination. Upon their termination, the Large Users shall contract for their supply directly from CAMMESA under the conditions to be determined by the Secretariat of Energy.

Royalties

The new price scheme defined in SE Resolution No. 95/13 shall not be applicable for the calculation and payment of the royalties to be paid under Laws Nos. 15.336 and 23.164.

As of the date of this annual report, our subsidiaries are still evaluating the impact of the measures adopted by the Secretariat of Energy in SE Resolution No. 95/13, including the impact on the legal proceedings initiated against the Argentine Government for its breach of the 2008-2011 Agreement and Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/08 (see “Legal Proceedings”).

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

Below is a summary of our principal generation, transmission and distribution assets, as of the date of this annual report, including the respective acquisition date and price for each asset:

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

-         100% of the capital stock of Powerco, formerly owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer; and

-         100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.2% of Güemes’ voting capital stock).

-         100% of the capital stock of EGGSA, a thermal generation plant with an installed capacity of 30 MW located in Piquirenda, General San Martín, in the Province of Salta, which we acquired in March 2011.

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

•            Distribution: 100% of the capital stock of IEASA, which holds 100% of the capital stock of EASA, the owner of 51% of the capital stock of Edenor (the largest electricity distribution company in Argentina), acquired on September 28, 2007 from the former indirect shareholders of EASA in exchange for 480,194,242 shares of our common stock (of which 436,745,975 were issued in the form of Global Depositary Receipts (“GDSs”).  Also, Edenor owns 99.99% of the capital stock of EMDERSAH, which owns 53.77% of EMDERSA, which in turn owns 100% of the equity of EDELAR.

In addition to our principal businesses, below is a summary of certain non-electricity assets and investments we hold in our holding and others segment, directly or indirectly, including the respective acquisition date and price for each asset:

•         Approximately 5.6% of the capital stock (representing 2.9% of the voting rights) of Cerámica San Lorenzo S.A. (“Cerámica San Lorenzo”), a leading Argentine producer of ceramic floor coverings and tiles, acquired between February 2007 and August 2012 for an aggregate purchase price of approximately U.S. $8.3 million and having a market value of approximately Ps. 6.2 million (U.S. $ 1.3 million) based on a trading price of Ps. 0.65 per share on the Buenos Aires Stock Exchange as of December 31, 2012.

•         0.04% of the capital stock of San Antonio Internacional Ltd. (“San Antonio”), a company that indirectly owns certain on-shore drilling and well treatment businesses, which shares were acquired on October 30, 2007, on May 30, 2008 and on June 26, 2008, by Pampa Inversiones, one of our wholly-owned subsidiaries, for a total purchase price of approximately Ps. 81.7 million (U.S. $25.8 million).  As of December 31, 2009, these shares had been accounted for at their estimated realizable value amounting to Ps. 77.9 million.  On August 2010, and as a result of the decision made by Pampa Inversiones’ Board not to take part in the capital increase requested by San Antonio, Pampa Inversiones re-assessed the estimated recoverable value of its investment in San Antonio and, as a result, recorded a write-off for the total amount of the investment.

•         100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS as well as other credits against CIESA together with the rights over certain current lawsuits related to these bonds, certain CIESA’s debt restructuring agreements and civil responsibility of diverse parties, acquired on January 27, 2011 for a total purchase price of U.S. $136 million.  The acquisition of the CIESA debt and the aforementioned rights was done with the intention to re-implement the restructuring agreement signed on September 1, 2005 between CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO Bank N. V. Argentine branch and the financial creditors, under which the latter, now substituted by Pampa, would obtain 50% of CIESA’s equity, which would control 51% of TGS. To the extent the restructuring agreement is finally implemented, Pampa, directly or through subsidiaries, would obtain a 50% equity stake in CIESA,  the right to receive its pro rata portion of a dividend to be declared by CIESA upon completion of the restructuring of the CIESA Debt and its portion of the TGS Dividend.  See “Presentation of Information – Recent Developments”.

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

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas through term contacts with power plants of the group under the Gas Plus Regime. Additionally, our oil production is sold to our partners with which we are associated in the respective area of production.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in prices for our electricity sold and in our regulated transmission and distribution tariffs, fluctuations in demand for electricity in Argentina and our costs of sales and operating expenses.

Argentine Economic Conditions and Inflation

Because substantially all of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country.  In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins.  Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below.  Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.  However, we believe that the current recovery and the recent measures adopted by the Argentine Government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2012	2011	2010	2009	2008
Real GDP (% change).............................................................	1.9	8.9	9.2	0.9	6.8
Nominal GDP (in millions of Pesos)......................................	2,164,246	1,842,022	1,442,655	1,145,458	1,032,758
Real Consumption (% change)................................................	4.8	10.7	9.1	1.5	6.6
Real Investment (% change)....................................................	(4.9)	16.6	21.2	(10.2)	9.1
Industrial Production (% change)............................................	(1.2)	6.5	9.7	0.1	5.0
Consumer Price Index.............................................................	10.0	9.8	10.5	6.3	8.6
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	4.92	4.30	3.98	3.80	3.45
Exports (in millions of U.S.$).................................................	81,205	83,950	68,187	55,672	70,018
Imports (in millions of U.S.$).................................................	68,514	73,937	56,793	38,786	57,462
Trade Balance (in millions of U.S.$).......................................	12,691	10,013	11,394	16,886	12,556
Current Account (% of GDP).................................................	0.1	(0.4)	0.8	3.6	2.1
Reserves (in millions of U.S.$)...............................................	43,290	46,376	52,145	47,967	46,386
Tax Collection (in millions of Pesos)......................................	679,799	540,134	409,900	304,930	269,375
Primary Surplus (in millions of Pesos)...................................	(4,374)	4,921	25,115	17,286	32,529
Public Debt (% of GDP at December 31) *............................	40.9	41.3	44.1	55.1	54.1
Public Debt Service (% of GDP)............................................	5.8	5.9	5.5	5.8	5.6
External Debt (% of GDP at December 31)............................	29.5	30.6	32.5	36.0	38.6

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Includes hold-outs

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline.  The economic program, which came to be known as the “Convertibility Regime”, was centered on the Ley de Convertibilidad del Austral (the Austral Convertibility Law or the “Convertibility Law”) of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies).  The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board.  The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves.  This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

The Convertibility Regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina.  At the same time, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso’s peg to the U.S. Dollar.  In addition, related measures restricted the Central Bank’s ability to provide credit, particularly to the public sector.

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

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso.  Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación.  The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses.  The devaluation caused many Argentine businesses (including certain of our subsidiaries and co controlled companies) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry.  The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation.  According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

Following the adoption of the Public Emergency Law, the Argentine Government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility Regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

Pursuant to the Public Emergency Law, the Argentine Government, among other measures:

•         converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•         froze all regulated distribution margins relating to the provision of public utility services (including the margins of certain of our subsidiaries and co controlled companies);

•         revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including the concession of certain of our subsidiaries and co controlled companies); and

•         empowered the Executive Branch to conduct a renegotiation of public utility contracts (including the concession of certain of our subsidiaries and co controlled companies) and the tariffs set therein (including the tariffs of certain of our subsidiaries and co controlled companies).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including certain of our subsidiaries and co controlled companies).  Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs.  At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar‑denominated debt.  Following the elimination of the Convertibility Regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including certain of our subsidiaries and co controlled companies) to suspend payments on their foreign currency debt in 2002.

Economic Recovery and Outlook

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

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003.  During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi‑money securities from circulation and eliminated all deposit restrictions.  The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.  In June 2005, the Argentine Government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $129.2 billion and extended payment terms.  In April 2010, the Argentine Government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring.  On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

From 2003 to 2007, the economy continued recovering from the 2001 economic crisis.  The economy grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, led by domestic demand and exports.  From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies.  Growth in spending, however, consistently exceeded the rate of increase in revenue and nominal GDP growth.  From a supply perspective, the trade sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market.  Real exports improved, in part due to growth in Brazil, and the current account improved significantly, registering surpluses in 2004, 2005, 2006 and 2007.

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

Argentina’s economy grew by 7% in 2008, 19.5% less than in 2007.  According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to 2007, without adjusting for seasonality.  This negative growth is primarily attributable to the conflict between the Argentine Government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought.  A decline in the agricultural sector had adverse ramifications for the entire economy due to the significant role that sector plays in the Argentine economy.

At the end of 2008, the Argentine Government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis.  The effectiveness of these measures will depend on the Argentine Government’s ability to fund them without reducing the amount of funding for other budgeted activities as well as the degree of confidence they create in the overall stability of the Argentine economy.

In 2009, after six years of robust and continuous growth, the Argentine economy, according to official indicators, grew by only 1%, and according to private indicators, contracted by 3.5%.  The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse.  Specifically, the Central Bank sought to stabilize the exchange market.  Although interest rates increased periodically during the course of the year, the exchange market remained relatively stable throughout.

According to official indicators, in 2011, real GDP in Argentina grew by approximately 8.9%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

•         the agricultural boom, with a record harvest (especially soybeans);

•         a favorable international context (with Brazil growing at a 2.7% rate in 2011, which had a positive effect on the local industrial sector, and China pushing the demand for commodities in an environment of high prices);

•         a climate of financial stability that prevented major shocks in the short term, primarily due to an oversupply of private Dollars and a reduced probability of sovereign default in the short term; and

•         an expansionary economic policy program (fiscal, monetary and income).

During 2012, according to the official information created and disseminated by the INDEC, the economy expanded 2.5%.  Although the real GDP continued growing during 2012, there was a marked deceleration with respect to the growth rate registered in 2011.

Despite the deceleration registered in all the components of the GDP, and in the private consumption itself, gross investment suffered the sharpest levels of deceleration as compared to 2011.

There are several reasons that explained the deceleration of the growth rate registered during 2012, including the following:

• The international financial uncertainty (especially during the first half of 2012).

• The low economic growth registered in the developed countries (mainly, in Europe).

• The deceleration of the rate of expansion in the relevant emerging economies for Argentina (Brazil and China).

• The drought produced during last summer which adversely affected the yield and the quantities produced by the farming sector during the campaign 2011/12.

• The application of certain internal economic policies measures, such as the limitations to the accumulation of currencies and to the imports, which generated uncertainty among consumers and entrepreneurs.

The deceleration of the economic activity that took place during 2012 had a negative impact on the performance of the public accounts.

Outlook for 2013

In general, it is expected that the situation, in terms of economic growth, will improve in 2013. For the year, a recovery in activity (compared to the 2012 levels) is expected, with real GDP growth of around 4.0% according to official data, and of around 2.5% according to private estimates. In either case (considering one indicator or the other), the performance of the economy is expected to be better than that in 2012 for several reasons, mainly because of a more favorable external context than that in 2012.

Greater financial stability is expected in international markets (due to the fact that, though the problems in Europe are very far from being solved definitively, the risks of a total collapse of the Euro are today much lower than they were one year ago). Additionally, the agricultural harvest for the 2012-2013 campaign is expected to be greater than those of 2010-2011 and 2011-2012, with commodity prices also above levels recorded in the recent past. The combination of both factors is expected to provide more U.S. Dollars to the domestic economy. Further, Brazil’s recovery (the year on year expansion of the GDP projected for 2013 is 2.5%/3.0% versus an expansion of 1.0 % in 2012), and a lower rate of devaluation of the Real, are expected to contribute to the reactivation of the local industrial sector, which suffered during 2012.

However, there are some risks regarding the realization of that baseline scenario. First, as we do not control some of the variables of the external context or other exogenous factors, such as weather, we cannot provide assurances that there will not be changes that even significantly affect the above outlook, and that might have a negative impact on the domestic economy.  There are also some internal factors which have not been resolved, and which may limit the size of the recovery of economic activity in the short and medium term. These issues will still be present in 2013.

The fiscal performance of the Argentine Government (and also of the provinces) has suffered in recent years, and it is not likely that this situation will change in 2013, especially when considering the midterm elections of October 2013.

The situation in the foreign exchange market will probably remain unstable in the short term.  The increase in the monetary base and the utilization of international reserves by the Treasury (to pay public debt in foreign currency) have generated a situation in which U.S. Dollars are scarce and, therefore, where the desire to hold rather than use foreign currency is high.  In this context, it is probable that the spread between the official and the unofficial price of the U.S. Dollar will remain high.

Finally, another of the yet unresolved issues is the matter of competitiveness.  As has been the case in recent years, the rate of devaluation (in the official market) will be lower than the rate of inflation.  Therefore, and even though the deterioration is not expected to be as sharp as it was in previous years, the external competitiveness of domestic products and services is expected to be reduced in 2013.

Considering the foregoing, economic growth will probably be around 2.5%/3.0% in 2013.  Inflation will likely remain stable (around 25% for the year), with a deceleration during the first half of the year, as a consequence of the prices agreements, and an expected acceleration during the second half of the year.  Trade surplus will likely increase slightly (mainly as a consequence of the anticipated better harvest), but the situation will likely continue to be unstable in the foreign exchange market.

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

During 2011, the authorities responsible for the energy sector have continued with the policy adopted in 2003, which consists of having the spot price in the WEM determined on the basis of the maximum variable production costs recognized to power stations that are either gas-fed or available with natural gas, even if these cannot avail themselves of gas (SE Resolution No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, but rather, the WEM spot price is recognized as the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM price, as a temporary dispatch surcharge.

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

The consumption of natural gas in 2012 was higher than in 2011 (13,992,306 Dam3, as compared to 12,612,386 Dam3 in 2011). However, the increase in electricity demand and the lower hydroelectric generation caused fuel oil consumption to be higher in 2012 than in 2011.  Gas oil consumption was 10% lower than that recorded in 2011 (1,817,451 m3, as compared to 2,022,459 m3 in 2010). Fuel oil consumption was 12% higher than in 2011 (2,856,412 tn, as compared to 2,561,088 tn in 2011). Mineral coal consumption was slightly higher (966,575 tn, as compared to 944,916 tn in 2011).  As a result, generation costs were in excess of the ordered market spot price during a major portion of the year.

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

In April 2011, the Secretariat of Energy instructed CAMMESA to recognize to generators a price of U.S.$ 62/bbl to fuel oil produced with crude oil owned by refineries. In case that fuel oil was produced with crude oil purchased by refineries, the price for that fuel oil should be the minimum between the price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, and the price of Escalante crude oil for the domestic month plus U.S.$16,50/bbl.  The maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus 10% of U.S.$/bbl for administrative costs, plus the cost of shipping. This price recognition mechanism was in force until December 2011, from which point onward it returned to the mechanism established in 2008.

In April 2012, the Secretariat of Energy instructed CAMMESA to centralize purchases of fuel oil of national origin to main suppliers in order to optimize fuel oil supply to thermal generators. The established term for this instruction covered the period from April 2012 through May 2013. The Secretariat of Energy entitled CAMMESA to pay to the main suppliers for purchases of fuel oil of national origin a higher capped price based on the Escalante crude oil domestic price.

The following chart illustrates the average monthly price of electricity paid to generators during 2012 compared with 2011.

Monthly Average Price of

Electricity in the Spot Market (Ps. Per MWh)

                                                                                                                               Source: CAMMESA

The chart below shows the monthly average cost during 2012 (compared with 2011) that electricity consumers should pay for the system not to be deficient.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply contracts.

We expect that as our Energía Plus expansion projects (Güemes and Loma de la Lata) continue to come online, the proportion of our sales made under term contracts will continue to increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects.

New Scheme for Recognizing Costs and Remuneration

On November 25, 2010, the Secretariat of Energy and representatives from several conglomerates in the electricity generation sector (including AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A. in addition to Pampa Energía), signed the 2008-2011 Agreement.

This agreement seeks to accomplish the following:

•         continue with the adaptation process of the WEM,

•         enable the incorporation of new generation to meet the increased demand for energy and power in the WEM,

•         determine a mechanism to pay the generators’ LVFVD, which represent the generators’ claims spanning the period from January 1, 2008 through December 31, 2011, and

•         define how to recognize the global remuneration due to generators.

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

On January 13, 2011, the Secretariat of Energy issued Resolution No. 3/11 whereby it established a 120-month extension of the above mentioned “Temporary Fee for the Formation of the 2008-2011 Agreement Fund” beginning on January 1, 2011 (i.e., in the temporary enforcement of the Ps.3.60 per MWh fee established by the Secretariat of Energy’s Resolution No. 1866 dated November 29, 2005). Such extension was subject to approval by the Ministry of Federal Planning, Public Investment and Utilities.

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

Accordingly, both the increase in the remuneration for capacity and the recognition of additional maintenance and other non fuel costs had come into force as from the execution of the agreement dated November 25, 2010.  The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million.  As of the date of this annual report, the July – December period was still pending collection for a total amount of Ps. 86 million.  However, on February 3, 2011, through its Resolution No. 924, the Secretariat of Energy instructed CAMMESA to consider the remuneration items set forth in the 2008-2011 Agreement as LVFVD in the WEM’s monetary transactions until the execution of the corresponding contractual instruments are executed and further instructions on the matter are ordered by the Secretariat of Energy.

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

According to Section 8 of the 2008-2011 Agreement, the implementation of the provisions therein required the execution of the Complementary Agreements. See “Item 4 – Information of the Company- The Argentine Electricity Market – New Price Scheme – 2008-2011 Agreement”.

Notwithstanding the foregoing and the instructions included in the Secretariat of Energy under Resolution N° 4604/11, to the date of this annual report, CAMMESA has not canceled the cited LVFVD. On March 22, 2012, Pampa’s Generators, filed an administrative claim to obtain such payment. Upon the exhaustion of the administrative remedies, judicial relief will become available (See “Item 8. Financial Information - Legal Proceedings” and “Item3. Key Information - Risk Factors – Risk Related to our Generation Business”).

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

According to the terms of Transener’s agreement with the Argentine Government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities and rate of return and capital base.  The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.  If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

On August 5, 2008, the Secretariat of Energy adopted Resolutions No. 869/08 and No. 870/08, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Secretariat of Energy in its Resolutions No. 869/08 and No. 870/08.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in the Definitive Agreements for such purpose.  In that way, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreement had been entered into, that led to the initiation of judicial claims.  The UNIREN ACT has stated that the mechanism for monitoring of costs and regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, and that the delay in the definition of said process is not attributable to the Concessionaires and it could not lead to undermine their rights.

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

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the financial statements, up to the amounts received as of December 31, 2012, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 52.8 million and Ps. 27.6 million, and interest income amounting to Ps. 57.1 million and Ps. 31.7 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2012 and 2011, respectively.

In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to the variations of costs generated during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

Differences for Connection and Capacity
	Transba	Transener	Total
	(in millions of Pesos)
Principal	75.9	189.3	265.2
Interest	43.2	104.8	148
Total	119.1	294.1	413.2

Pursuant to the Instrumental Agreement and subject to its fulfillment, Transener and Transba withdrew their judicial claims for delay against the ENRE requesting the recognition of the increased costs and the public hearing in order to complete the full RTI.

On May 12, 2009 Transener and Transba entered into Financing Agreements with CAMMESA for an amount of Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, extensions of the above-mentioned agreements were subscribed for an amount of Ps. 107.7 million and Pesos 42.7 million, for Transener and Transba, respectively (Addendas I).

On May 2, 2011 new extensions of the Financing Agreements (Addendas II) were entered into with CAMMESA, which provide the following: (i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, (ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period of June 2005 – November 2010 would be granted, and (iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addendas II.

However, such commitments mentioned in (ii) above have not been fully complied with, since as of December 31, 2011 the amounts received from CAMMESA reached 20% of the amounts for variations of costs from June 2005 to November 2010. Additionally, no amount due to Transener and Transba for cost variation from December 1, 2010 to December 31, 2011 has been received.

Hence, and considering that such agreements expired on December 31, 2011, on March 6 and March 27, 2012, Transener and Transba, respectively, submitted judicial claims in the federal courts in order to obtain full compliance with the Instrumental Agreements.

On July 16 2012, Transener received copy of SE Note No. 4309, by which the Secretariat of Energy instructed CAMMESA to enter into a third Addendum to the Financing Agreement with Transener and Transba, increasing the amount by the sums of U.S.$ 231,754,810 and U.S.$ 98,234,993, respectively (which were informed by CAMMESA to the Secretariat of Energy through Note B-70754-1).

In such Note, the Secretariat of Energy provided that, prior to the fulfillment of the third Addendum, Transener and Transba should submit before CAMMESA the evidence of the withdrawal of the above mentioned claims. This provision remains under analysis as of the date of this annual report.

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

Distribution.  Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system, described below) are composed of:

•         the cost of electric power purchases, which Edenor passes on to its customers, and a fixed charge (which varies depending on the category and level of consumption of each customer and their energy purchase prices) to cover a portion of Edenor’s energy losses in its distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  In contrast to this trend, demand for electricity fell by 1.3% in 2009 when compared to 2008, from 105,934 GWh in 2008 to 104,592 GWh in 2009.  During 2010, demand for electricity grew by 5.9% when compared to 2009, from 104,592 GWh in 2009 to 110,767 GWh in 2010.  During 2011, the electricity demand grew by 5.1% compared to 2010, from 110,767 GWh to 116,417.5GWh. In addition, during 2012, the electricity demand grew by 4.1% compared to 2011, from 116,419 GWh to 121,312 GWh.

                The following chart provides a breakdown of the demand for energy in 2012 by type of customer:

 Electric Power Demand According to Type of Customer

100% = 121,312 GWh

                                                                                                                                                                      Source: CAMMESA and Pampa Energía’s own analysis.

A new 21,949 MW record of capacity load was registered on February 16, 2012, which was 1.8% above the peak for 2011.

Peak Demand Records

	Summer	Winter	Summer	Winter	Summer	Winter	Summer	Winter
	2009	2009	2010	2010	2011	2011	2012	2012
Capacity (MW)	18596	19566	19370	20843	20913	21564	21949	20978
Date	02/19/2009	07/24/2009	01/29/2010	8/3/2010	3/10/2011	8/1/2011	2/16/2012	6/7/2012
Temperature (°C)	29.2	5.1	34	1.6	31.4	3.5	34.2	0.1
Time	9:59 PM	7:59 PM	2:52 PM	7:45 PM	8:31 PM	8:18 PM	3:10 PM	8:35 PM

Source: CAMMESA.

Generation of electricity increased by 5.5% in 2012, from 118,049 GWh in 2011 to 124,565 GWh in 2012.
Thermal generation continued to be the main resource to supply demand as it contributed 82,445 GWh (66%), followed by hydroelectric generation net of pumping, which contributed 35,892 GWh (29%) and nuclear generation, which contributed 5,905 GWh (5%), and photovoltaic and wind generation, which contributed 323 GWh. There were also imports, for 423 GWh (82% lower than 2011), exports for 349 GWh (27% in excess of 2011) and losses for 3,327 GWh (12% lower than in 2011).
Hydroelectric generation in 2012 was slighlty lower than in 2011 (7.2% lower). In this way, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.
The following chart shows the development of electricity demand by type of generation (thermal, hydro, nuclear) since 2006:
125

In May 2005, the Argentine Government implemented the PUREE in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003.  Later that same year, the Argentine Government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers who reduce their energy consumption in comparison to their demand in 2003 and industrial customers based on their consumption in 2004.  The PUREE II also penalizes industrial customers whose consumption exceeds 90% of 2004 consumption levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose consumption exceeds 90% of their consumption levels for 2003.  Residential customers with consumption levels below 300 KWh are exempt from penalty.  In spite of the PUREE, energy demand has continued to increase during the three years it has been in effect.

During 2012, generation facilities increased their installed capacity by 1,657 MW compared to 2011, increasing to a total of 31,100 MW in 2012. New capacity additions are mainly attributable to the commercial commissioning of Bicentenario Combined Cycle (149.3 MW), C.T. Ensenada Barragan (567 MW), C.T. Brigadier López (280 MW) and minor diesel motors and small hydro facilities (ENARSA 368.5MW).

During 2012, capacity in the electricity generation sector increased as follows, for a total increase of 1,657 MW:

Month	Company	Power Plant	Type	Location	Capacity (MW)
January	Enarsa	Parque Eólico Rawson I	Eolic	Chubut	50
		Parque Eólico Rawson II	Eolic	Chubut	30
		CT Parque Industrial Catamarca	Gas Oil	Catamarca	7.5
	EPEC	CT San Francisco	Gas Oil	Córdoba	11.7
		CT Pilar	Combined cycle	Córdoba	149.3
February	Enarsa	CT Terevintos	Gas Oil	Catamarca	8
		CT Tinogasta	Gas Oil	Catamarca	15
		CT Ceres	Gas Oil	Santa Fe	9
	DPA (Río Negro Province)	CH Guillermo Céspedes	Hydro	Río Negro	5.2
		CH Julián Romero	Hydro	Río Negro	3.1
		CH Cipolletti	Hydro	Río Negro	5.4
		CH Salto Andersen	Hydro	Río Negro	7.9
	SIEyE	CH Salto de la Loma	Hydro	San Juan	0.55
April	Petrobras	CT Ecoenergía	Steam turbine	Buenos Aires	6.2
	Enarsa	CT Parque Industrial Catamarca	Gas Oil	Catamarca	7.5
		CT Ensenada Barragán	Gas turbine	Buenos Aires	494
May	Enarsa	CT Norte Illia	Biogas	Buenos Aires	5.1
June	Enarsa	Cañada Honda	Photovoltaic	San Juan	5
		CT Lomitas	Gas Oil	Formosa	4.2
		CT Ensenada Barragán	Gas turbine	Buenos Aires	73
		CT Remedios de Escalada	Gas Oil	Buenos Aires	25
		CT Ceres	Gas Oil	Santa Fe	9
		CT Miramar I	Gas Oil	Buenos Aires	14
	Edecat	CT Catamarca	Gas Oil	Catamarca	15.2
	SAPEM	Parque Eólico Arauco I	Eolic	La Rioja	23.2
August	Enarsa	CT Brigadier López	Gas turbine	Santa Fe	280
		CT Miramar I	Gas Oil	Buenos Aires	6
		CT Lomitas	Gas Oil	Formosa	1.8
October	Enarsa	CT San Miguel del Norte III	Gas Oil	Buenos Aires	11.5
November	Enarsa	CT Magdalena	Gas Oil	Buenos Aires	25
	Sinopec	CT UGA – El Huemul	Gas Oil	Santa Cruz	25

	Enarsa		Gas Oil	Mobile generation	220
	Update of installed existing capacity and other additions				103.2

Total					1,657

The chart below shows the composition of installed capacity in Argentina (31.1 GW) as of December 31, 2012:

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

In October 2007, the Secretariat of Energy announced that the variable cost attributed to electricity generators, which was set at Ps. 7.96 per MWh at that time, would be increased in accordance with the consumption of liquid fuel, as follows:

•         Gas-oil/Diesel Oil Generation: Ps. 8.61 per MWh; and

•         Fuel Oil Generation: Ps.5.00 per MWh.

In addition, thermal generation units utilizing their own natural gas would be compensated in the amount of the difference between the maximum recognized variable production cost and the node price, if such amount is less than Ps. 5 per MWh.

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

Revenue recognition

Ordinary revenue has been recognized when all of the following conditions have been met:

                      i.        The entity transferred to the buyer significant risks and rewards;

                      ii.       The amount of revenue was reliably measured;

                     iii.       It is probable that the entity receives the economic benefits associated with the transaction; and

                     iv.      Costs incurred or to be incurred in relation to the transaction have been reliably measured.

Generation

Revenues from generation are recognized from the energy and power effectively consumed by customers or delivered to the spot market.

Distribution

Revenues from the electricity distribution activity include electricity supplied, whether billed or unbilled, at the end of each year and have been valued on the basis of applicable tariffs. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenues from Cost Monitoring Mechanism (“MMC”) amounts are recognized in our accounting to the extent that they have been approved by the ENRE.

Revenues from the provision of electricity to poor and precarious neighborhoods are recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

Revenues from the construction of infrastructure: The construction of the infrastructure necessary for the subsidiary EDEN to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account. Different asset construction agreements have been entered into where the buyer only has limited influence on the design of the construction. In the application framework of International Financial Reporting Interpretations Committee- Interpretation 12 – Service Concession Arrangements (“IFRIC 12”), IAS 18 - Revenues (“IAS 18”) is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for the type of construction, except in the case of construction works with customer contributions.

Other

Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized at the time of the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards. Income from sales which the Company shares with other producers is recognized on the basis of the contractual interest that the Company holds in each consortium, irrespective of its real allocation. In the case of imbalances between the real allocation and the contractual allocation, a debt or credit will be recognized, depending on whether the production allocated to the company is higher or lower than the resulting production of its contractual interest in the consortium.

Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units or “CGU”).

Most of the main subsidiaries or joint ventures of the Company are cash generating units, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / MMC and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value. The recoverable amount is the higher of the value of assets in use and the fair value less costs to sell. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a)first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the CGU (or group of units), prorated for the carrying amount of each asset in the CGU (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs to sell, its value in use or zero value.

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company’s management uses cash flow approved by the management during a 5-year period extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs of sale, the Company’s management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company’s management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

Impairment of long- lived assets of the CPB subsidiary

As of September 30, 2012, impairment losses amounting to Ps. 108.3 million were recorded for CPB’s property, plant and equipment as a result of the evaluation of their recoverability.

The key assumptions used in value in use calculations as at September 30, 2012 are detailed below:

▪  Gross margin: between 8% and 11%

▪  Growth rate: 0%

▪  Discount rate: 13%

CPB’s management determined the budgeted gross margin based on past yields and its market growth expectations according to the increases in the remuneration for power, operation and maintenance defined in each cash flow scenario.

Despite CPB’s current economic and financial situation, which is described in detail in Note 45 to the Consolidated Financial Statements, CPB’s management has made its projections under the assumption that the electricity rates will be raised according to the circumstances.

However, CPB’s management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated. Therefore, significant differences may arise as compared to the estimates used and assessments made as of the issuance date of the Consolidated Financial Statements.

In order to contemplate the estimation risk contained in the projection of the variables used, CPB’s management has prepared three different probability-weighted cash flow scenarios. Although all of them assume an acceptable gradual tariff increase, CPB’s management has considered different magnitudes for the expected increases in the remuneration for provided power and for operation and maintenance based on the experience gathered from the implementation of the generators agreement as from November 2010, which was suspended by the SE as from January 24, 2012 and which, among other things, recognized an increase in the provided power as well as in the recognized values for operation and maintenance, all of this subject to the meeting of certain agreed availability conditions, which were met by the Company during the life of the agreement.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

▪  Pessimistic scenario: 5%

▪  Base scenario: 55%

▪  Optimistic scenario: 40%

The pessimistic scenario assumes increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assume a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Regarding the scenario used to revalue CPB’s property, plant and equipment as at the date of transition to IFRS, the current projected scenarios acknowledge these main differentiating elements: (i) the disappearance of an own fuel oil business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes; and (ii) an increase in operating costs for the period, which may only be recovered in an optimistic scenario. The impairment of the projected cash flow values is a direct consequence of the above.

Impairment loss charges have been allocated in order to reduce the book value of the assets making up the CGU on a pro rata basis taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges will be adjusted in future periods in order to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

The main factors which may result in depreciation charges in future periods are as follows: (i) a decrease in projected income resulting from electric power remuneration; and (ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

An increase of about 1% in the weighting of the probability of occurrence of the pessimistic scenario and a 1% decrease in the weighting of the probability of occurrence of the optimist scenario would increase the impairment charge recorded by 0.93%. As of December 31, 2012, no cumulative amounts of recognized impairment charges were subject to reversal.

Impairment of long lived-assets associated with the Edenor subsidiary

As at December 31, 2011, the Company had recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Impairment losses totaled Ps. 647.7 million, which, net of the effect of the income tax, amounted to Ps. 421 million, out of which Ps. 90 million were charged to the Concession Contract line making up the Intangible Assets item, and the remaining balance, in the amount of Ps. 557.7 million, was charged to Property, plant and equipment, mainly under high-, medium- and low-voltage networks.

The future tariff increase used by Edenor in the assessment of long-term assets recoverability as at December 31, 2012 is based on Edenor’s contractual rights pursuant to the concession contracts and the agreements described in Note 2 to the Consolidated Financial Statements. To such effect, the actions conducted in order to maintain and guarantee the provision of the public service, the presentations made before regulatory entities, the status of the discussions held with government representatives and certain recently adopted measures, such as the new charge created by ENRE Resolution No. 347/12, have been taken into consideration. Edenor’s management estimated that it would be reasonable to expect new income increases as from the year 2013.

In order to allow for the risk resulting from the projection of the above mentioned variables, Edenor has considered three different alternative scenarios, which have been weighted based on their chance of occurrence. Although in all cases an acceptable agreement with the Argentine Government would result in a gradual tariff increase, Edenor has considered different times and magnitudes for a VAD increase. The three scenarios may be classified as follows: pessimistic, optimistic and intermediate, depending on their time of application and the expected MMC magnitudes or income increases resulting from another alternative mechanism. Edenor has assigned the following probability of occurrence percentages to these three scenarios, based primarily on the experience with past delays in tariff renegotiation processes, the current economic-financial situation and the need to keep the utility under concession fully operative: pessimistic, 20%; optimistic, 30%; and intermediate, 50%.

Based on the previously expressed conclusions, the valuation of Edenor’s consolidated long-term assets does not exceed their estimated recoverable value, which has been assessed as a value in use as at December 31, 2012. The main factors which may result in depreciation charges during future periods are: (i) a decrease in projected income resulting from the electricity distribution remuneration; and (ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

A 2% increase in the weighting of the chances of the pessimistic scenario’s occurrence and an equivalent reduction in the weighting of the chances of the optimistic scenario’s occurrence would absorb the remaining surplus. As at December 31, 2012, there we no depreciation balances recognized as reversible.

We believe that the accounting estimate related to impairment of long-lived assets is a critical accounting estimate because it is highly susceptible to change from period to period.  This is because: (1) it requires management to make assumptions about future interest rates, sales and costs; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our net income would be material.  Management’s assumptions about future sales and future costs require significant judgment.

As of the date of this annual report, based on our management’s current assumptions and estimations, and other than the impairment charges recorded for the situations mentioned above, we are not aware of any further material events or circumstances that could require a material impairment charge.

Allocation of the purchase price in business combinations and asset acquisitions

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and assumed on liabilities at their respective fair value at the acquisition date.  The determination of fair value of identifiable acquired assets and assumed liabilities means that the Management is to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available.  The excess of acquisition cost over fair value of identifiable net assets acquired is allocated to goodwill.

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

The excess acquisition cost over the fair value of identifiable net assets acquired is allocated to goodwill. If the fair value of identifiable net assets acquired is higher than its acquisition cost, the Company’s management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase, to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.  Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

The purchase price allocation is subject to change during the 12-month period subsequent to the acquisition date, with the adjustments reflected retrospectively. There are currently no balances related to the recording of a purchase which are subject to change. We consider that our accounting policies for the valuation of acquisitions is critical since judgments made to determine the estimated fair value and the expected useful lives assigned to each type of assets and liabilities acquired may have an impact on the value of the asset or liability, including the impact of deferred taxes, the applicable amortization periods and, finally, the net income (loss). Therefore, the use of other valuation methods, as well as other underlying assumptions, may have an impact on the assessment of our financial situation and operating results.

On January 27, 2011, Pampa Inversiones acquired: (i) 100% of the shares of Inversiones Argentina I, a company which owns 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS, and other credits against CIESA (the “CIESA Debt”), together with the rights over certain lawsuits related to the bonds and certain CIESA debt restructuring agreements, for a total amount of U.S.$ 136 million; (ii) an option to acquire the rights over the ICSID Claim with a total cost for the option of U.S.$ 1 million, and; (iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

On July 13, 2012, the Company, Petrobras and certain other parties executed the Settlement Agreement, waiving all cross-claims between Petrobras and AEI (and the Company in its capacity as assignee of a part thereof) in the lawsuit pending before the courts of the State of New York, seeking, among other things, that CIESA pay U.S.$ 201,475,755, plus U.S.$ 138,086,561 in interest, corresponding to corporate bonds with a face value of U.S.$ 199,600,000 issued by CIESA on April 22, 1997 and other financial debt.

Pursuant to the Settlement Agreement and as a condition thereto, the relevant parties totally cancelled all of CIESA’s debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i)   ownership of 34,133,200 ordinary Class B shares issued by TGS, representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of U.S.$ 86,997,232; and (iii) the appointment of the Company as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds the Shares held in Trust. Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended. Also, as a result of the Settlement Agreement, the Company has recognized a liability with Petrobras for up to an amount of Ps. 34.1 million as partial compensation for the additional costs of restructuring under the scheme agreed between Petrobras and the Company in connection with the entry into a fourth amendment to the Restructuring Agreement on May 17, 2011. The disbursement of the obligation must occur in the month of May 2013.

On March 4, 2011, Edenor purchased 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of U.S.$ 140 million, corresponding to U.S.$ 90 million for the equity of EMDERSA and U.S.$ 50 million for the equity of AESEBA.

These acquisitions have been registered following the purchase method based on initial measuring of the acquired assets and liabilities.

The consideration paid, the amount of the net acquired assets recognized at the acquisition date and the generated gain are as follows:

Fair value of the net assets acquired	1,191,506,705

Consideration:
Cash	(685,570,331)
consideration transferred	(685,570,331)

Profit of acquisition of subsidiaries	505,936,374

Under IFRS, the excess of the fair value of the net assets acquired (including those recognized in the reassessment of the purchase price allocation), over the consideration paid and the non-controlling interest has been considered as a gain on bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest, are as follows:

Fair value
Properties, plant and equipment	1,867,209,000
Investments in associates	115,542,932
Trade and other receivables	419,602,945
Inventories	4,256,000
Cash and cash equivalents	123,524,546
Trade and other payables	(579,725,718)
Borrowings	(450,018,000)
Deferred tax liabilities	(78,845,000)
Net assets	1,421,546,705

Non-controlling interest	(230,040,000)
Net assets acquired	1,191,506,705
135

On January 31, 2011, the Company accepted an offer to acquire, subject to the fulfillment of certain conditions precedent and to the obtaining of the corresponding regulatory approvals, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.30% of the share capital of TGS. The total agreed price amounted to U.S.$ 29 million.

On April 8, 2011, the transaction was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method based on market value measurements of the main acquired assets and liabilities.  As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” by an amount of Ps.  63.1 million as compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

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

Assets held for sale

When the Company is committed to a sales plan which implies the loss of control over a subsidiary, it will classify all the assets and liabilities of that subsidiary as held for sale, when the following criteria are fulfilled (irrespective of the fact that the Company retains after the sale a non-controlling interest in its former subsidiary):

•         Its book value will be recovered mainly through a sales transaction, instead of through its continued use;

•         It should be available, in its present condition, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;

•         Its sale should be highly probable, so the Company’s management should have a sales plan and should have initiated a program to find a buyer and complete such plan. Further, the sale of the subsidiary should be actively negotiated at a reasonable price, in terms of its current reasonable value. Likewise, the sale must comply with all the conditions to be recognized as a sale completed within the following year after the classification date (except if a delay is caused by circumstances or events beyond the control of the Company, and there is enough evidence to believe that the Company remains committed to sell the subsidiary) and the activities necessary to complete the plan must indicate that the plan is unlikely to suffer significant changes or be canceled.

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less their cost to sell, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost of sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

Allowance for uncollectible receivables

The Company is exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable.

The allowance for uncollectible receivables corresponding to the accounts receivable of the energy distribution segment is evaluated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, management records an allowance based on an individual analysis of the recoverability of receivable accounts in litigation and of those customers included in the Framework Agreement.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by the SE, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, management analyzes the allowance for uncollectible receivables of the remaining accounts receivable of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period.

The allowance for uncollectible receivables related to distribution as of December 31, 2012 was Ps. 5.6 million higher as compared to December 31, 2011, due to Ps. 14.4 million resulting from the application of a ratio calculated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto, net of retirements of Ps. 8.8 million.  The allowance for uncollectible receivables related to the generation business as of December 31, 2012 has not had significant changes compared to December 31, 2011.  For more information regarding the balances of the allowance for uncollectible receivables see Note 16 to our audited Consolidated Financial Statements.  We believe that the accounting policy relating to the Allowance for uncollectible receivables is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our receivables collection due to uncollectible accounts, which is susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Allowance for legal actions

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated with certainty.  The Company’s management, with the assistance of its legal counsel regularly reviews the status of each important proceeding and assesses its potential financial exposure. If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes an allowance.

The allowances for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to management at the date of the consolidated financial statements, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company’s management’s estimates are incorrect, current allowances might be inadequate and result in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income statement, statements of changes in shareholders’ equity and cash flows.

In 2012, we recorded a net increase to our accrual for litigation of Ps. 15.8 million. The allowance for accrued litigation related to distribution as of December 31, 2012 was Ps. 14 million higher as compared to December 31, 2011, due to additions accounted for in 2012 generated by new litigation and changes in our evaluation of existing litigation, which amounted to Ps. 26.4 million, net of retirements of Ps. 12.4 million.

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2012, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 31 to our audited Consolidated Financial Statements.

Income tax – current and deferred

A significant degree of judgment is required to determine the income tax provision, since the Company’s management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will have an impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The increase in tax loss carryforwards for 2012 is mainly attributed to net losses from the distribution segment for about 84% of the total amount.  Our tax loss carryforwards as of December 31, 2012 were mainly registered in our generation and distribution segments for about 25% and 66% of the total amount, respectively. The distribution segment subsidiaries have recorded an allowance for the amount of the deferred tax asset resulting from the estimated tax loss carryforward at year-end, due to the fact that the generation of future taxable income for offsetting purposes within the period contemplated by the tax legislation in effect is uncertain. Our tax loss carryforwards recognized were mainly registered in our generation segment for about 93% of the total amount, and we expect to utilize them before expiration mainly within the following two to three years.  The total amount of unrecognized deferred tax assets at each reporting period is disclosed in Note 29 to our audited Consolidated Financial Statements.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because: it is highly susceptible to change from period to period because it requires management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of operations could be material.

Asset tax credits

We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year.  This tax complements income tax.  Our tax obligation in each year will coincide with the higher of the two taxes.  However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.  We have recognized the asset tax provision paid in previous years as a credit, as we estimate that it will offset future years’ income tax.  However, since as of December 31, 2012, we have determined that certain asset tax credits will not be realizable, we recorded an accumulated valuation allowance for Ps. 49.3 million mainly related to our holding business, considering that these amounts will not be realized under the Company’s current business plan, since no taxable income is expected to be generated.  The average expiration term of this asset as of December 31, 2012 was seven years.

We believe that the accounting policy relating to the asset tax credits is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Benefit plans

The liability for benefit plans recognized by the Company is its best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year. Cash flows are discounted using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

ENRE Penalties and Discounts- PUREE

The Company’s subsidiary Edenor considers its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizable events which are valued on the basis of management’s best estimate, at the date of the financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances corresponding to the PUREE are the best estimate, at the date of the Consolidated Financial Statements, of the expenditure required to settle the present obligation.

Adoption of IFRS

Pursuant to its General Resolutions Nos. 562/09 and 576/10, the CNV incorporated Technical Resolution (“TR”) No. 26 (“TR No. 26”) of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Counsels in Economic Science, or “FACPCE”) into the CNV Regulations (as subsequently modified by FACPCE’s TR No. 29). TR No. 26 provides that certain entities subject to public offering are under an obligation to adopt IFRS as issued by the IASB.

The Company adopted IFRS as issued by the IASB as from its fiscal year that commenced on January 1, 2012. The adoption of these standards has resulted in changes in the Company’s accounting policies, which were recognized in the consolidated financial statements for the fiscal year ended December 31, 2012 and its interim quarterly financial statements. Furthermore, the presentation of the consolidated financial statements as of December 31, 2011 was restructured for comparative purposes as a result of the adoption of IFRS. This recognition and the corresponding restructuring are reflected in Note 4.1.2 and 4.1.3 to the Consolidated Financial Statements pursuant to the reconciliation of shareholders’ equity as at December 31 and January 1, 2011 (the date of our transition to IFRS), and the reconciliation of comprehensive income and cash flows as at December 31, 2011.

Status as an ongoing business

Our subsidiary Edenor, and the co-controlled company Citelec, have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that both companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, which might be required if the situation described in Note 45 to our audited Consolidated Financial Statements were not resolved.

In the years ended December 31, 2012 and 2011, our subsidiary Edenor has recorded a significant deterioration in its operating and net results, and its liquidity level and working capital were affected as well. This situation is due mainly to both the delay in obtaining rate increases and higher MMC costs recognition, requested in the presentations made until now by Edenor in accordance with the terms of the Adjustment Agreement, and the continuous increase of its operating costs that allow Edenor to maintain the level of the service.

It is worth mentioning that Edenor has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of recent years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this regard, and among other measures, Edenor has: (i) entered into an agreement with unions in order to grant interim advances on account of the future salary increases, which were included in salaries as from January 2013, on account of the future salary increases that could ultimately result from the collective bargaining negotiation, and made arrangements with the authorities concerning the funds necessary to pay for the increases that could result from the new collective bargaining negotiation which is currently underway (see Note 45 to the Consolidated Financial Statements); (ii) made arrangements and obtained funds for the payment in advance by the Argentine Government of amounts relating to the Framework Agreement; (iii) collected the total amount of the loans granted to the subsidiary EDEN; and (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary.

Furthermore, Edenor has made a series of presentations before control and regulatory authorities in order to facilitate the necessary mechanisms to simultaneously contribute to an efficient provision of the distribution services, maintain level of investments and comply with the increased demand.

In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution No. 347/12, which establishes the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012.  However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

In view of the foregoing, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012, an action for the protection of Edenor’s rights (acción de amparo) was brought against the ENRE so that the regulatory authority, in the performance of its duties, could adopt those measures which, in Edenor Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the application authority, to adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in applicable agreements and the law, thus preventing Edenor from receiving, in consideration of the service currently provided, sufficient revenues to fund the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and safe manner.

With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 Edenor decided to partially cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service delivery by Edenor, including the investment plans underway and operation and maintenance works. We consider this situation to be a transitional system to be applied until the new regulatory model announced by the national authorities, aimed at restoring the economic and financial equation of the concession, is implemented. In connection with the foregoing Edenor has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, Edenor rejected the regulatory authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, Edenor stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as Edenor does not have the possibility of improving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

If the conditions existing at the date of this annual report continue, the board of directors of Edenor believes that its economic and financial situation will continue to deteriorate and cash flows and operating results for the current year, and financial ratios, will be negatively impacted.

Furthermore, the negative results recorded by Edenor as at December 31, 2012 required the use of 100% of the reserves and more than 50% of the capital stock. Section 206 of the BCL provides for a compulsory reduction of capital stock when this situation occurs and, therefore, Edenor’s shareholders will have to analyze different alternatives in light of the applicable provisions to resolve this situation in the short term.

In light of the foregoing, Edenor’s board of directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action.  Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year continued during 2012.  Therefore, if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted another mechanism to compensate for cost increases, in addition to the revenue obtained as a result of Resolution No. 347/12 or the funds derived from the PUREE; and/or (iii) Edenor does not obtain from the Argentine Government another mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, we cannot provide assurances that Edenor will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the board of directors of Edenor has raised substantial doubt about the ability of Edenor the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, Edenor’s consolidated financial statements have been prepared in accordance with the accounting policies applicable to a going concern, assuming that Edenor will continue operating normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, which might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents more than 50% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue operating as a going concern, mainly due to the following reasons:

(i)        There are no cross-default clauses in Edenor’s or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;

(ii)       Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;

(iii)      Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date in 2007;

(iv)      There are and there have been no significant balances or transactions between Pampa Energía and Edenor;

(v)       The Company is not contractually obliged to render financial assistance to Edenor;

(vi)      Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 2 to the Consolidated Financial Statements.

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets and intangible assets) as of December 31, 2011, which resulted in the creation of a recoverability impairment loss for a total value of Ps. 557.8 million, net of deferred tax.  This situation has not changed significantly in the year ended December 31, 2012.

Results of Operations

The table below provides a summary of our operations for the years ended December 31, 2012 and 2011.

	At December 31,
		2012		2011
	(in millions of pesos)

Sales	Ps.	7,564.7	Ps.	5,819.6
Cost of sales		(6,982.0)		(5,122.7)
Gross profit		582.7		696.9
Selling expenses		(491.5)		(330.9)
Administrative expenses		(515.1)		(411.6)
Other operating income		197.5		138.0
Other operating expenses		(149.7)		(81.1)
Loss of joint ventures		(31.0)		(14.6)
Share profit of associates		2.3		19.8
Impairment of properties, plant and equipment		(108.3)		(557.7)
Impairment of intangible assets		-		(90.1)
Profit of acquisition of subsidiaries		-		505.9
Operating loss		(513.1)		(125.4)
Financial results, net		(645.9)		(551.2)
Loss before income tax		(1,159.0)		(676.6)
Income tax		101.8		(37.4)
Loss for the year from continuing operations		(1,057.2)		(714.0)
Discontinued operations		(22.4)		(105.9)
Loss for the year	Ps.	(1,079.6)	Ps.	(819.9)

Total loss of the year attributable to:
Owners of the company	Ps.	(649.7)	Ps.	(741.4)
Non - controlling interest	Ps.	(429.9)	Ps.	(78.5)

Sales
Generation	Ps.	3,625.9	Ps.	2,853.7
Transmission		264.4		258.1
Distribution		3,843.9		2,921.3
Holding and others		188.4		55.6
Eliminations		(93.5)		(11.6)
Subtotal Sales		7,829.1		6,077.1
Sales from interest in joint ventures		(264.4)		(257.5)
Total Sales		7,564.7		5,819.6

Gross profit (loss)
Generation		439.3		317.8
Transmission		(17.0)		20.4
Distribution		99.6		372.5
Holding and others		120.7		14.9
Eliminations		(76.9)		(8.4)
Subtotal Gross profit		565.7		717.2
Gross loss (profit) from interest in joint ventures		17.0		(20.3)
Total Gross profit		582.7		696.9

Operating profit (loss)
Generation		236.3		151.5
Transmission		(77.1)		(31.0)
Distribution		(724.9)		(335.6)
Holding and others		6.5		73.9
Eliminations		-		(0.5)
Subtotal Operating loss		(559.2)		(141.7)
Operating loss from interest in joint ventures		46.1		16.3
Total operating loss		(513.1)		(125.4)

Total comprehensive profit (loss)
Generation		(57.5)		(18.2)
Transmission		(31.2)		(14.7)
Distribution		(1,116.4)		(820.0)
Holding and others		125.5		33.0
Total Net loss		(1,079.6)		(819.9)

Total (loss) profit attributable to owners of the parent
Generation		(74.8)		(51.4)
Transmission		(31.2)		(14.7)
Distribution		(669.3)		(708.3)
Holding and others		125.6		33.0
Total Net loss		(649.7)		(741.4)

Total (loss) profit attributable to non - controlling interest
Generation		17.2		33.2
Distribution		(447.1)		(111.7)
Total Net income (loss)	Ps.	(429.9)	Ps.	(78.5)

(1) For the purposes of presenting segment information the indirect equity interest of our segment Transmission has been consolidated proportionally.

The segment “Holding and others” consists of our own operations at the holding level, including advisory services, financial investments, oil and gas operations, investments in real estate and other companies not related to the electricity sector.  Eliminations consist of the adjustments to our consolidated statement of operations for intercompany transactions and the companies in which we have direct and indirect equity interests.

Year ended December 31, 2012 compared to year ended December 31, 2011

Generation Segment

Net sales from our generation business increased 27.1% to Ps. 3,625.9 million in the fiscal year ended December 31, 2012 from Ps. 2,853.7 million for 2011, mainly due to the increase in the average electricity prices in combination with the increase in the amount of electricity sold during 2012. The increase of Ps. 772.2 million in net electricity sales was mainly due to the combined effect of an increase in the average electricity prices calculated for the segment (Ps. 348.4 per MWh for the fiscal year ended December 31, 2012, compared to Ps. 308.8 per MWh for 2011, representing an increase in sales of Ps. 379.1 million), as well as an increase in the quantity of electricity sold by the segment (10,409.6 GWh in the fiscal year ended December 31, 2012, compared to 9,320.8 GWh for 2011, representing an increase in sales of Ps. 379.3 million).

Average electricity prices increases mainly reflect higher fuel costs, as well as the impact of increased generation related to the beginning of commercial operations of CTLL’s combined cycle in November 2011, which jointly produced an increase in the power plant’s efficiency to 50%, and hence a higher dispatch priority for CTLL in the system and increased generation of the combined cycle’s steam turbines. Moreover, the increase in the electricity sold within the segment is also explained by a higher dispatch in our hydroelectric units, due to higher water inputs in the area.

The following table shows net electricity sales (in GWh) from our generation plants 1:

1 The aggregate sales do not include the physical equivalent (measured in GWh) of gas assigned to CAMMESA by said power plants, under Note No. 6866.

	Twelve-Month Periods ended December 31,
	2012			2011
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	688.9	276.3	965.2	586.2	286.4	872.6
HIDISA	441.2	279.8	721.1	405.9	300.4	706.3
Thermal
CTG	1,533.2	482.6	2,015.7	1,845.5	479.7	2,325.2
CTLLL	2,478.6	290.1	2,768.7	1,184.7	13.9	1,198.6
CTP	109.6	0.0	109.6	66.4	0.0	66.4
CPB	3,264.6	564.7	3,829.3	3,434.3	717.5	4,151.8
Total	8,516.1	1,893.5	10,409.6	7,522.9	1,797.9	9,320.8
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The cost of sales increased by 25.7% to Ps. 3,186.6 million in the fiscal year ended December 31, 2012 from Ps. 2,535.9 million in 2011, primarily due to a 39.3% increase in liquid fuel costs, a 16.2% increase in natural gas consumption, an increase of 10.7% in the energy purchases cost for our thermal generation, and an increase in personnel costs at our hydraulic units of 30.5% and at our thermal units of 33.1%. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps. million except %	2012		2011
Hydroelectric facilities:
Energy purchases	159.6	60.5%	161.2	63.5%
Royalties	22.7	8.6%	20.9	8.2%
Labor costs	36.6	13.9%	28.0	11.0%
Fees for third-party services	1.7	0.7%	1.9	0.7%
Depreciation and amortization	21.8	8.3%	20.2	8.0%
Spares and maintenance	8.8	3.3%	12.3	4.8%
Others	12.6	4.8%	9.4	3.7%
Total hydroelectric	263.9	100.0%	253.9	100.0%

Thermal facilities:
Liquid fuel consumption	1,653.9	56.6%	1,187.6	52.0%
Gas consumption	578.5	19.8%	497.7	21.8%
Energy purchases	326.0	11.2%	294.5	12.9%
Labor costs	118.7	4.1%	89.2	3.9%
Fees for third-party services	10.6	0.4%	16.2	0.7%
Depreciation and amortization	95.9	3.3%	98.7	4.3%
Others	139.0	4.8%	98.1	4.3%
Total thermal	2,922.7	100.0%	2,282.1	100.0%

Total	3,186.6	100.0%	2,535.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross profit related to our generation segment increased by 38.3% to Ps. 439.3 million in the fiscal year ended December 31, 2012 from Ps. 317.8 million in 2011, mainly due to the higher gross profit at CTLL, which offset the lower gross profit at the remaining generation units. In both cases, especially at Loma de la Lata, the higher electricity sales revenues offset the increased cost of sales described above. The gross margin related to our generation segment increased by 8.8% to 12.1% over sales for the fiscal year ended December 31, 2012 from 11.1% over sales for 2011, primarily due to higher average electricity prices, which were partially offset by the increase in the average costs of the period of our units, including the increase in personnel costs.

The selling expenses related to our generation segment increased to Ps. 57.2 million in the fiscal year ended December 31, 2012 from Ps. 18.9 million in the same period of 2011. Selling expenses from our hydraulic units were Ps. 7.5 million and Ps. 3.1 million, whereas selling expenses from our thermal units were Ps. 49.7 million and Ps. 15.9 million, in each case, for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in Ps. million except %	2012		2011
Taxes, rates and contributions	48.7	85.2%	10.0	52.7%
Labor costs	3.5	6.2%	3.0	16.0%
Fees for third-party services	2.4	4.1%	3.0	15.7%
Doubtful accounts	2.2	3.8%	2.1	11.1%
Others	0.4	0.7%	0.9	4.6%
Total	57.2	100.0%	18.9	100.0%
Of which:
Hydroelectric	7.5	13.1%	3.1	16.3%
Thermal	49.7	86.9%	15.9	83.7%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In addition, administrative expenses increased to Ps. 155.6 million for the fiscal year ended December 31, 2012 from Ps. 140.2 million for 2011, mainly due to an increase in third party fees and labor costs. Administrative expenses from our hydraulic units were Ps. 19.5 million and Ps. 11.6 million, whereas administrative expenses from our thermal units were Ps. 137.0 million and Ps. 128.6 million, in each case, for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps. million except %	2012		2011
Fees for third-party services	88.3	56.8%	20.0	14.3%
Labor costs	36.9	23.7%	71.7	51.1%
Directors' and Syndics' Fees	3.6	2.3%	9.8	7.0%
Taxes, rates and contributions	7.5	4.8%	7.6	5.4%
Rental, insurance and transport	2.8	1.8%	9.1	6.5%
Others	16.6	10.6%	22.0	15.7%
Total	155.6	100.0%	140.2	100.0%
Of which:
Hydroelectric	19.5	12.5%	11.6	8.3%
Thermal	137.0	88.0%	128.6	91.7%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

During the third quarter of 2012, as a result of a recovery value assessment of CPB, a loss of Ps. 108.3 million was recorded as impairment of property, plant and equipment related to consolidated assets. Moreover, in other operating income and expense, during the months between March and June 2012, CTLL recorded an insurance collection of Ps. 134.9 million as  compensation for an accident suffered in February 2011.

Operating income related to our generation segment increased by 56.4% to Ps. 236.3 million for the fiscal year ended December 31, 2012 from Ps. 151.1 million in 2011, mainly due to the increase in cost of sales for our thermal units as described above. The operating margin related to our generation activities increased by 22.7% to 6.5% over sales for the fiscal year ended December 31, 2012, from 5.3% over sales for 2011, for the same reasons as those described in connection with gross income.

Net financial results related to our generation segment represented a loss of Ps. 294.9 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 180.9 million for 2011, primarily due to lesser income from financial interests (Ps. 14.6 million), losses generated by net foreign exchange differences (Ps. 108.9 million) and losses related to measurement of assets at present value (Ps. 67.4 million), which were partially offset by higher income of Ps. 67.3 million from commercial interests. In 2011, our generation segment recorded net losses generated by foreign exchange differences of Ps. 42.8 million and by net interests of Ps. 150.7 million. The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in Ps. million except %	2012		2011
Financial income
Commercial interests	67.3	89.0%	13.4	25.9%
Financial interests and others	8.3	11.0%	38.4	74.1%
Subtotal	75.6	100.0%	51.8	100.0%

Financial cost
Commercial interests	(0.7)	0.3%	(0.1)	0.0%
Tax interests	(10.5)	4.7%	0.0	0.0%
Financial interests and others	(178.7)	80.8%	(189.0)	104.5%
Taxes and bank commissions	(30.3)	13.7%	(27.7)	15.3%
Other financial costs	(1.1)	0.5%	(1.7)	0.9%
Subtotal	(221.3)	100.0%	(218.5)	100.0%

Other financial results
Foreign exchange differences	(108.9)	73.0%	(42.8)	300.6%
Changes in the fair value of financial instruments	34.3	-23.0%	34.2	-240.0%
Result from repurchase of financial debt	(7.2)	4.8%	0.7	-4.6%
Proceeds from current value measurement	(65.6)	44.0%	(0.4)	2.9%
Other financial results	(1.8)	1.2%	(5.9)	41.1%
Subtotal	(149.2)	100.0%	(14.3)	100.0%

Total	(294.9)	100.0%	(180.9)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded a benefit of Ps. 1.1 million for income tax for the fiscal year ended December 31, 2012 compared to a benefit of Ps. 11.2 million for 2011.

Finally, our generation segment recorded a net loss of Ps. 57.5 million for the fiscal year ended December 31, 2012, which includes a loss of Ps. 74.8 million attributable to the owners of the Company, compared to a loss of Ps. 51.4 million for the same period in 2011.

Transmission Segment

Net sales related to our transmission activities increased by 2.4% to Ps. 264.4 million for the fiscal year ended December 31, 2012, compared to Ps. 258.1 million for 2011. Net regulated sales increased by 10.7% to Ps. 178.9 million for the fiscal year ended December 31, 2012 compared to Ps. 161.7 million for 2011, mainly as a result of the higher recognition of cost variations during the period of June 2005-November 2010 (Ps. 26.4 million in 2012 compared to Ps. 13.8 million in 2011), in accordance with the application of the Instrumental Agreement, dated December 21, 2010 and executed by Transener, Transba, the Secretariat of Energy and the ENRE, which re- determined connection charges, transmission capacity and operation and maintenance charges. Net revenues from Fourth Line royalties increased by 24.1% to Ps. 7.2 million for the fiscal year ended December 31, 2012 from Ps. 5.8 million for 2011. Other net sales decreased by 16.7% to Ps. 78.3 million for the fiscal year ended December 31, 2012 from Ps. 94.0 million for 2011, mainly due to the decrease in unregulated revenues from Transener (supervision and construction works) and Transba.

Cost of sales increased by 18.4% to Ps. 281.4 million in the fiscal year ended December 31, 2012 compared to Ps. 237.8 million for 2011, mainly due to labor costs increases agreed to during 2012. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps. million except %	2012		2011
Labor costs	156.7	55.7%	131.7	55.4%
Fees for third-party services	6.5	2.3%	5.4	2.3%
Materials for works	18.4	6.5%	14.4	6.0%
Repairs and Maintenance	18.8	6.7%	14.6	6.1%
Depreciation and amortization	34.5	12.2%	35.0	14.7%
Others	46.5	16.5%	36.8	15.5%
Total	281.4	100.0%	237.8	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, we recorded a loss of Ps. 17.0 million related to our transmission activities for the fiscal year ended December 31, 2012 compared to a profit of Ps. 20.4 million for 2011, primarily due to the increase in cost of sales that outpaced sales. The gross margin related to our transmission activities decreased by 181.5% for the fiscal year ended December 31, 2012 from 7.9% over sales for 2011, reflecting the factors discussed above.

We do not record selling expenses related to our transmission activities.

Administrative expenses increased by 26.1% to Ps. 64.7 million for the fiscal year ended December 31, 2012 from Ps. 51.3 million for 2011, mainly due to higher labor expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps. million except %	2012		2011
Labor costs	35.4	54.8%	25.4	49.6%
Fees for third-party services	3.8	5.9%	2.6	5.1%
Depreciation and amortization	3.8	5.9%	3.9	7.6%
Insurance and rentals	13.8	21.4%	11.9	23.2%
Directors' and Syndics' Fees	1.8	2.9%	1.7	3.4%
Others	5.9	9.2%	5.7	11.2%
Total	64.7	100.0%	51.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

We recorded an operating loss of Ps. 77.1 million for the fiscal year ended December 31, 2012 as compared to a loss of Ps. 31.0 million in 2011, mainly due to increases in cost of sales which were not offset by increases in net regulated revenues as described above.

Net financial results represented a loss of Ps. 4.4 million for the fiscal year ended December 31, 2012, compared to Ps. 0 for 2011, primarily due to the losses from foreign exchange differences generated by liabilities (Ps. 37.3 million) and losses from financial interest expenses (Ps. 45.6 million), which were partially offset by gains from interests generated in the Fourth Line (Ps. 80.2 million). In 2011, our transmission segment recorded gains from interests generated in the Fourth Line of Ps. 58.2 million, which were offset by losses from foreign exchange differences (Ps. 17.2 million) and financial interest expenses (Ps. 38.7 million). The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in Ps. million except %	2012		2011
Financial income
Financial interests and others	80.2	100.0%	58.2	100.0%
Subtotal	80.2	100.0%	58.2	100.0%

Financial cost
Tax interests	0.0	0.0%	0.0	0.0%
Financial interests and others	(45.6)	91.0%	(38.7)	87.3%
Taxes and bank commissions	(4.1)	8.2%	(4.4)	10.0%
Other financial costs	(0.4)	0.7%	(1.2)	2.7%
Subtotal	(50.1)	100.0%	(44.4)	100.0%

Other financial results
Foreign exchange differences	(37.3)	108.1%	(17.2)	124.5%
Changes in the fair value of financial instruments	3.2	-9.3%	0.0	0.0%
Result from repurchase of financial debt	0.0	0.0%	0.9	-6.4%
Proceeds from current value measurement	(0.4)	1.2%	1.0	-7.0%
Other financial results	0.0	0.0%	1.5	-11.1%
Subtotal	(34.5)	100.0%	(13.8)	100.0%

Total	(4.4)	100.0%	0.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Additionally, the transmission segment recorded a benefit for income tax of Ps. 27.1 million for the fiscal year ended December 31, 2012 compared to a benefit of Ps. 10.6 million for 2011.

Finally, our transmission activities recorded a net loss of Ps. 31.2 million for the fiscal year ended December 31, 2012, compared to a net loss of Ps. 14.7 million for 2011.

Distribution Segment

Net sales from our distribution activities increased by 31.6% to Ps. 3,843.9 million for the fiscal year ended December 31, 2012 from Ps. 2,921.3 million for 2011, mainly due to the classification as held for sale of assets of EMDERSA during the second quarter of 2012, which results are accounted for as discontinued operations. The decrease in the quantity of energy sold between the analyzed periods was of 988 GWh, representing a total quantity sold of 24,670 GWh in 2012, compared to 25,658 GWh for 2011. Sales by Edenor and EDEN sales increased 3.3% and 22.8%, respectively, compared to the year 2011.

Cost of sales increased by 46.9% to Ps. 3,744.3 million for the fiscal year ended December 31, 2012 compared to Ps. 2,548.8 million for 2011, mainly due to increases of 55.6% in the cost of energy purchases, 18.1% in labor costs and 93.7% in third party fees. The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps. million except %	2012		2011
Energy Purchases	2,062.2	55.1%	1,325.5	52.0%
Depreciation and Amortization	222.2	5.9%	223.2	8.8%
Labor costs	595.7	15.9%	504.2	19.8%
Fees for third-party services	479.7	12.8%	247.7	9.7%
Construction costs	117.6	3.1%	87.4	3.4%
Penalties	113.6	3.0%	74.8	2.9%
Others	153.2	4.1%	86.0	3.4%
Total	3,744.3	100.0%	2,548.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our distribution activities decreased by 73.3% to Ps. 99.6 million for the fiscal year ended December 31, 2012 compared to Ps. 372.5 million for 2011, mainly explained by growth in the cost of sales which was not fully offset by the increase in revenues. The gross margin related to our distribution activities decreased by 79.7% to 2.6% over sales for the fiscal year ended December 31, 2012 from 12.8% over sales for 2011. The decrease in the gross margin principally reflects the impact of the lower-margin electricity sales from Edenor and EDEN.

Selling expenses increased by 38.7% to Ps. 431.3 million for the fiscal year ended December 31, 2012 compared to Ps. 311.0 million for 2011, primarily due to an increase in third-party fees and compensation as between the periods and to increases in salaries and social security charges resulting from wage increases granted. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in Ps. million except %	2012		2011
Fees for third-party services	165.2	38.3%	125.6	53.4%
Labor costs	169.4	39.3%	129.5	55.1%
Doubtful accounts	18.5	4.3%	10.8	4.6%
Taxes, rates and contributions	33.4	7.7%	27.7	11.8%
Other	44.8	10.4%	17.4	7.4%
Total	431.3	140.4%	311.0	132.3%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased by 30.7% to Ps. 307.3 million for the fiscal year ended December 31, 2012 compared to Ps. 235.1 million for 2011, primarily due to the increase in labor costs resulting from wage increases granted and from third-party fees and compensation as between the analyzed periods. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps. million except %	2012		2011
Labor costs	156.7	51.0%	101.3	43.1%
Fees for third-party services	78.4	25.5%	63.0	26.8%
Depreciation and Amortization	10.7	3.5%	9.5	4.0%
Insurance and rentals	18.5	6.0%	14.5	6.2%
Advertising and promotion	7.3	2.4%	18.4	7.8%
Others	35.7	11.6%	28.4	12.1%
Total	307.3	100.0%	235.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

We recorded an operating loss on our distribution activities of Ps. 724.9 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 335.6 million for 2011, mainly due to the higher selling and administration expenses described above, which were not offset by the increase in gross margin.

Net financial results related to our distribution activities represented a loss of Ps. 474.6 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 333.9 million for 2011, primarily due to losses for interest expenses generated by liabilities (Ps. 207.4 million), the appreciation of the U.S. Dollar on our outstanding debt incurred in that currency (Ps. 254.6 million) and taxes and bank commissions (Ps. 59.4 million), which were partially offset by income from financial interests and changes in the fair value of financial assets (Ps. 57.3 million and Ps. 39.5 million, respectively). In 2011, our distribution segment recorded a loss from interest expenses generated by liabilities of Ps. 229.3 million, an amount of Ps. 55.3 for taxes and bank commissions and a loss of Ps. 122.8 million for foreign exchange differences, which were partially offset by income from commercial interests for Ps. 31.3 million and from financial and other interests for Ps. 24.6 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in Ps. million except %	2012		2011
Financial income
Commercial interests	29.1	33.7%	31.3	56.0%
Financial interests and others	57.3	66.3%	24.6	44.0%
Subtotal	86.4	100.0%	56.0	100.0%

Financial cost
Commercial interests	(64.5)	18.7%	(5.1)	1.9%
Tax interests	(12.1)	3.5%	(2.5)	0.9%
Financial interests and others	(207.4)	60.1%	(229.3)	85.0%
Taxes and bank commissions	(59.4)	17.2%	(55.3)	20.5%
Other financial costs	(1.6)	0.5%	22.6	-8.4%
Subtotal	(345.0)	100.0%	(269.6)	100.0%

Other financial results
Foreign exchange differences	(254.6)	117.9%	(122.8)	102.1%
Changes in the fair value of financial instruments	39.5	-18.3%	14.6	-12.1%
Result from repurchase of financial debt	0.0	0.0%	6.5	-5.4%
Proceeds from current value measurement	(0.9)	0.4%	0.0	0.0%
Other financial results	(0.0)	0.0%	(18.6)	15.5%
Subtotal	(216.0)	100.0%	(120.3)	100.0%

Total	(474.6)	100.0%	(333.9)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax benefit of Ps. 105.5 million in the fiscal year ended December 31, 2012, compared with a charge of Ps. 44.6 million in 2011.

Finally, our distribution activities registered a net loss of Ps. 1,116.4 million for the fiscal year ended December 31, 2012, of which Ps. 669.2 million is attributable to the owners of the Company, compared to a net loss of Ps. 708.43 million for 2011.

Holding and Others Segment

Net sales related to our holding and others segment were Ps. 188.4 million for the fiscal year ended December 31, 2012 compared to Ps. 55.6 million in 2011. In 2012, these sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees from related and other parties.

Cost of sales related to our holding and others segment increased by 66.4% to Ps. 67.7 million in the fiscal year ended December 31, 2012 compared to Ps. 40.7 million for 2011.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps. million except %	2012		2011
Labor costs	4.8	7.1%	0.0	0.0%
Fees for third-party services	8.5	12.5%	12.1	29.7%
Depreciation and Amortization	33.4	49.4%	15.6	38.3%
Royalties	13.6	20.1%	6.3	15.6%
Other	7.4	10.9%	6.7	16.4%
Total	67.7	100.0%	40.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was Ps. 120.7 million for the fiscal year ended December 31, 2012 compared to Ps. 14.9 million for 2011, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our holding and others segment increased to Ps. 2.9 million for the fiscal year ended December 31, 2021 compared to Ps. 1.0 million for 2011. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in Ps. million except %	2012		2011
Taxes, rates and contributions	2.8	95.5%	0.9	2.1%
Other	0.1	4.5%	0.0	0.0%
Total	2.9	2.3%	1.0	2.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses amounted to Ps. 129.1 million for the fiscal year ended December 31, 2012 compared to Ps. 43.8 million for 2011, principally due to our activities in Petrolera Pampa and to the relocation of employees from Pampa Generación to Pampa Energía, caused by the merger of those companies, which produced an increase of Ps. 48.6 million compared to 2011. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps. million except %	2012		2011
Labor costs	54.5	42.2%	6.0	13.6%
Fees for third-party services	21.5	16.7%	4.1	9.4%
Rental and insurance	6.4	5.0%	1.5	3.4%
Directors' and syndics' fees and options reserve	22.3	17.3%	19.7	44.9%
Others	24.3	18.8%	12.6	28.7%
Total	129.1	100.0%	43.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating benefits related to our holding and others segment amounted to Ps. 6.5 million for the fiscal year ended December 31, 2012 compared to an operating benefits of Ps. 73.9 million for 2011, primarily explained by the fact that 2012 net sales did not offset the administrative costs and expenses described above.

Net financial results related to our holding and others activities represented a profit of Ps. 123.7 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 36.8 million for 2011, primarily due to gains generated by changes in the fair value of financial assets (Ps. 118.2 million) , foreign exchange difference (Ps. 17.6 million) and debt repurchase results (Ps. 28.7 million), which gains were partially offset by losses from financial interests (Ps. 30.6 million) and fiscal interests (Ps. 8.7 million). During 2011, our holding and others segment recorded losses that were mainly generated by foreign exchange differences (Ps. 7.6 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in Ps. million except %	2012		2011
Financial income
Financial interests and others	6.1	100.0%	1.2	100.0%
Subtotal	6.1	100.0%	1.2	100.0%

Financial cost
Tax interests	(8.7)	19.5%	(2.3)	8.7%
Financial interests and others	(30.6)	68.3%	(9.5)	36.2%
Taxes and bank commissions	(5.1)	11.4%	(1.9)	7.4%
Other financial costs	(0.4)	0.9%	(12.5)	47.7%
Subtotal	(44.8)	100.0%	(26.3)	100.0%

Other financial results
Foreign exchange differences	17.6	10.8%	(7.6)	64.3%
Changes in the fair value of financial instruments	118.2	72.8%	0.0	0.0%
Result from repurchase of financial debt	28.7	17.6%	(0.5)	4.0%
Other financial results	(2.0)	-1.3%	(3.7)	31.7%
Subtotal	162.4	100.0%	(11.8)	100.0%

Total	123.7	100.0%	(36.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps. 4.7 million for the fiscal year ended December 31, 2012, compared to a charge of Ps. 4.0 million for 2011.

Finally, our holding and others segment registered a net profit under IFRS of Ps. 125.5 million for the fiscal year ended December 31, 2012 compared to a net profit of Ps. 33.0 million recorded in 2011.

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make certain recent acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and EPCA through a combination of funds from operations, and short-term borrowings, part of which we have refinanced in the capital markets.  In 2012, we spun off EMDERSA and sold its subsidiaries other than EDELAR and EGSSA, as well as started the exchange process from CIESA notes to CIESA shares.  In March 2013, we sold our controlling interest in AESEBA.  For more information about the spin-off of EMDERSA and sales of certain distribution assets please see “Recent developments.”

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

We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables.  In our generation segment, our non-current trade receivables relate to (i) amounts owed us by FONINVEMEN, which are payable in 120 monthly installments, and (ii) credits against CAMMESA that we expect to collect through different mechanisms under the regulatory framework.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—FONINVEMEN.”.  In our distribution segment, our non-current trade receivables relate to the adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 which was 7.56% and amounted to 45.5 million   Our total non-current trade receivables amounted to Ps. 268.9 million as of December 31, 2012.  See “Item 4. Information on the Company -Our Business - Our Distribution Business,” “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates – Going concern in relation to our subsidiary Edenor” and Note 20 to our Consolidated Financial Statements for a description of Edenor’s economic and financial situation.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	At December 31,
		2012		2011
	(in millions of pesos)
Cash at the beginning of the year	Ps.	345.1	Ps.	425.5
Net cash provided by operating activities		1,344.5		1,136.4
Net cash used in investing activities		(794.5)		(1,715.2)
Net cash (used in) provided by financing activities		(692.2)		395.3
Financial results generated by cash and cash equivalents		77.0		103.1
Cash at the end of the year	Ps.	279.9	Ps.	345.1

Net cash provided by operating activities

Net cash provided by operating activities amounted to Ps. 1,344.5 million for the year ended December 31, 2012, attributable principally to positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 108.3 million impairment of property, plant and equipment, Ps. 400.7 million for depreciation and amortization of assets, Ps. 345.9 million for foreign currency exchange difference, Ps. 345.2 million for interest accruals, Ps. 246.2 for discontinued operations at our distribution segment, Ps. 78.5 million for setting up of provisions and Ps. 70.6 million for proceeds from current value measurement, which were partially offset by the negative adjustments of Ps. 191.9 million for changes in the fair value of financial instruments and Ps. 101.8 million for income tax.

Changes in operating assets and liabilities amounted to Ps. 1,038.4 million for the year ended December 31, 2012. These changes in operating assets and liabilities were primarily due to a Ps. 697.8 million increase in trade and other payables, a Ps. 113.8 million increase in salaries and social security payable and defined benefit plans, and a Ps. 423.8 million increase from funds obtained in respect of PUREE, which were partially offset by a Ps. 195.4 million increase in trade and other receivables.

Net cash provided by operating activities amounted to Ps. 1,136.4 million for the year ended December 31, 2011, attributable principally to positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 647.7 million impairment of property, plant and equipment and intangible assets, Ps. 387.9 million for depreciation and amortization of assets, Ps. 182 million for foreign currency exchange difference, Ps. 315.9 million for interest accruals, Ps. 200.5 for discontinued operations at our distribution segment and Ps. 60.2 million for setting up of provisions, which were partially offset by the negative adjustments of Ps. 505.9 million for profit of acquisition of subsidiaries and Ps. 30.6 million for changes in the fair value of financial instruments.

Changes in operating assets and liabilities amounted to Ps. 670.7 million for the year ended December 31, 2011. These changes in operating assets and liabilities were primarily due to a Ps. 110.3 million increase in trade and other payables, a Ps. 157.3 million increase in deferred revenues at our distribution segment, a Ps. 128.2 million increase in salaries and social security payable and defined benefit plans, and a Ps. 399.6 million increase from funds obtained in respect of PUREE, which were partially offset by a Ps. 85.2 million increase in trade and other receivables and a Ps. 43.8 million dividend paid to third parties by subsidiaries.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 794.5 million for the year ended December 31, 2012, principally due to Ps. 737.2 million in capital expenditures, Ps. 689.6 million paid for the acquisition of financial assets at fair value through profit and loss and Ps. 200.8 million in connection with discontinued operations at our distribution segment. These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 788 million of proceeds from the sale of financial assets and Ps. 100.6 million of proceeds from discontinued operations at our distribution segment.

Net cash used in investing activities amounted to Ps. 1,715.2 million for the year ended December 31, 2011, principally due to Ps. 847.1 million in capital expenditures, Ps. 570 million in payment for the acquisition of our subsidiaries EMDERSA, AESEBA and EPCA, Ps. 549.4 million paid for the acquisition of financial assets at fair value through profit and loss, principally for the corporate securities of CIESA at our holding and others segment, and Ps. 275.7 million used in connection with discontinued operations at our distribution segment. These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 483.8 million of proceeds from the sale of financial assets and Ps. 87.8 million from decreases in restricted financial assets.

Net cash used in/generated by financing activities

Net cash used in our financing activities amounted to Ps. 692.2 million for the year ended December 31, 2012, principally due to payments of Ps. 963.9 made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 39.9 million used in connection with discontinued operations at our distribution segment. These uses of cash were partially offset by Ps. 317.5 million of net cash generated by borrowings at our different segments.

Net cash generated by our financing activities amounted to Ps. 395.3 million for the year ended December 31, 2011, principally due to Ps. 1,322.6 million of net cash generated by borrowings at our different segments and Ps. 84.6 million of proceeds from discontinued operations at our distribution segment. These sources of cash were partially offset by payments of Ps. 993.8 million made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 18.1 million used for net payment of dividends.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2012 and 2011:

	At December 31,
	2012		2011
	(in millions of pesos)
Generation	Ps.	71.6	Ps.	175.2
Distribution		631.5		653.4
Holding and others		47.1		95.2
	Ps.	750.1	Ps.	923.8

In 2012, our capital expenditures in our generation segment mainly related to materials and spare parts (Ps. 30.7 million), generation equipment and machinery (Ps. 17.2 million) and work in progress and advances to suppliers (Ps. 19.6 million). In our distribution segment, we invested Ps. 549 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and other segment increased in line with our capital expenditures required by our oil and gas business (Ps. 45.4 million).

In 2011, our capital expenditures in our generation segment were substantially comprised of expenditures in connection with our generation expansion project in Loma de la Lata for approximately Ps. 110.7 million, which became commercially operative on November 1, 2011. In addition to the expansion project at Loma de la Lata, our capital expenditures in our generation segment mainly related to materials and spare parts (Ps. 16.1 million), and the acquisition of a transformer, also in Loma de la Lata (Ps. 10.5 million).  In our distribution segment, we invested Ps. 653.4 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and others segment increased in line with our capital expenditures required by our oil and gas business (Ps. 94 million).

We currently expect our capital expenditures in 2013 to remain in line with our capital expenditures in 2012 as it relates to maintenance and capital expenditures in our generation and distribution operations. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required by our oil and gas business.  We expect to meet our commitments with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings.  See “Item 4.  Information on the Company—Our Business—Our Generation Business.”

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

Our total consolidated financial debt as of December 31, 2012 was Ps. 3,009.4 million, of which 75.2% was long-term debt.  Approximately 73.7% of our consolidated debt outstanding at December 31, 2012 was denominated in foreign currencies, mainly in U.S. Dollars.

The below is a description of the main characteristics of the indebtedness of our group companies.

Under the terms of their respective outstanding debt, our group companies are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2012, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

Piedra Buena has entered into short-term borrowings for working capital purposes. In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short-term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs. During the fiscal years ended December 31, 2011, 2010 and 2009, Piedra Buena issued seven VCP series under this program, for a total amount of Ps.367.4 million. In addition, the shareholder approved under a shareholder meeting held on December 13, 2011, the increase of the amount of the program from Ps. 200 million to Ps. 300 million, which was approved by the CNV on March 12, 2012 and by the Buenos Aires Stock Exchange on February 10, 2012. As December 31, 2012 Piedra Buena has cancelled all of the VCPs issued under the program.

Additionally, on September 28, 2010, the Secretariat of Energy instructed CAMMESA through Note No. 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which were available during the winter of 2011. In October 2010, Piedra Buena formalized its proposal to increase its power generation capacity to CAMMESA. The Secretariat of Energy informed of the project’s approval through Note No. 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in the Secretariat of Energy Resolution No. 146/02 and Notes Nos. 6157/10 and 7375/10. On March 21, 2011, Piedra Buena entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance with Resolution No. 146/02 of the Secretariat of Energy and Notes Nos. 6157/10 and 7375/10. The amounts received will be repaid in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the agency in charge of dispatch (“OED”) from the WEM’s financial placements, with the first installment maturing in the month immediately following the works’ conclusion, which was estimated to be the month of June, 2011. Installments will be paid by the WEM pursuant to the provisions of Note No. 6157/10 and Note No. 7375/10, both of the Secretariat of Energy, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the Secretariat of Energy.  On April 18 and August 2, 2011, the Secretariat of Energy approved two requests by Piedra Buena to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. In turn, the Secretariat of Energy instructed CAMMESA to conduct an audit for the approval of all labor surcharges reported by Piedra Buena which amounted Ps. 1.3 million and were ultimately approved.

The funds allocated by the agreement were applied to pay for part of the works and/or maintenance tasks allowing for an increase in the power generated by the Piedra Buena’s steam turbine units.  Such funds were disbursed through an advance payment and partial advances based on the work’s progress, which were certified through documents issued by Piedra Buena and which were subject to the availability of cash by CAMMESA and as per the Secretariat of Energy’s instruction. As from the works’ conclusion of each unit, Piedra Buena guarantees a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by Piedra Buena under this contract, Piedra Buena assigned and transferred to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010. In May 2011, Piedra Buena finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of the availability obligation by Piedra Buena, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the date of this annual report, Piedra Buena has honored all undertaken commitments. Payments of principal installments set forth by the above mentioned loan agreement started to be recorded as from July 2011. As of December 31, 2011, Piedra Buena received partial advances from CAMMESA for a total amount of Ps. 66.1 million, which accrued interest for an amount of Ps. 5.4 million. In addition, the balance owed by Piedra Buena, plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 64.2 million as of December 31, 2011. On January 27, 2012, Piedra Buena executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which, as of December 31, 2012, amounted to Ps. 69.6 million.

Also, on January 8, 2013, Piedra Buena entered into a loan agreement with CAMMESA for an amount of up to Ps. 19 million plus VAT. On February 25, 2013, through Note No. B-78922-1 CAMMESA informed Piedra Buena of the amendment of that agreement as approved by the SE in its Resolution No. 356/13, modifying the financing amount to Ps. 32 million plus VAT.

On February 4, 2011, Banco Nación granted Piedra Buena a loan amounting to Ps. 60.0 million, which accrues interest at the Badlar rate plus 4.5%.  Interest is payable on a monthly basis, and the principal will be repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of March 31, 2013 the loan was paid in full.

Also, On August 29, 2011, Piedra Buena received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest was paid on a monthly basis and principal was repaid as a lump sum in August, 2012. As of the date of this annual report the loan had been paid in full.

Güemes

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013 (the “2013 Bonds”), having obtained an 88.7% acceptance rate on the total debt subject to restructuring. Said restructuring consisted of exchanging the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of U.S.$ 22 million at a 10.5% rate, which are payable on March 11 and September 11 of each year and mature in September 2017 (the “2017 Bonds”). In June and July 2009, CTG repurchased under successive transactions at market prices its 2017 Bonds for a total of U.S.$ 18.2 million (nominal value). During the year ended December 31, 2011, CTG repurchased under successive transactions and at market prices its 2013 and 2017 Bonds for a nominal value of U.S.$ 1.3 million and U.S.$ 0.8 million respectively. The remaining 2013 and 2017 Bonds outstanding as of December 31, 2012 totaled a nominal value of U.S.$ 4.8 million and U.S.$ 3.1 million, respectively. As of December 31, 2012, CTG held all the repurchased 2013 and 2017 Bonds in its portfolio. Also, as of the date of this annual report, the 2013 Bonds were paid in full.

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

In addition, on October 11, 2011, Güemes’ Extraordinary General Meeting of Shareholders, approved the creation of a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to U.S.$ 50 million or its equivalent in other currencies (the “Güemes Corporate Bonds Program”).  The shareholders of Güemes also vested Güemes’ board of directors with the power to establish the terms of any debt under the Güemes Corporate Bonds Program and the time of the issuance of such debt.  In this sense, on January 17, 2012 the board of directors approved the terms and conditions of the Güemes Corporate Bonds Program. Also, on February 6, 2012 the board of directors approved the terms and conditions of the class 1 and 2 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2012, Güemes issued class 1 notes for an amount of Ps 47 million at an interest rate equal to the private Badlar rate plus 2.9% and the class 2 notes for an amount of Ps. 51.7 at an interest rate equal to the private Badlar rate plus 3.4%.  Also, on December 21, 2012 the board of directors approved the terms and conditions of the class 3 and 4 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2013, Güemes issued class 3 notes for an amount of Ps. 36.7 million at an interest rate equal to the private Badlar rate plus 4% and the class 4 notes for an amount of U.S.$ 9.5 million at a fixed rate of 3%. The terms and conditions of Notes of Class 3 and 4 permitted settlement of the same with Notes of class1 and/or 2. As a result of this issuance, Ps. 14,000,000 were settled in Class 2, and those Notes are held in CTG’s portfolio. As of the date of this annual report, the Class 1 Notes have been totally cancelled. The maturity dates of the Class 2, 3 and 4 Notes are June 6, 2012, March 6, 2014 and March 6, 2015, respectively. In all cases interest is paid on a quarterly basis.

On October 3, 2011, Banco COMAFI granted CTG a U.S.$. 2.2 million loan payable on April 9, 2012 at a 4.1% fixed annual nominal rate. At December 31, 2012, such loan had been paid in full.

On February 27, 2013, Banco Hipotecario S.A., Banco Santander Rio S.A., the branch of Citibank N.A., established in Argentina and Standard Bank Argentina S.A granted Güemes a two-tranche financing for an aggregate amount of Ps. 78.4 million, one tranche for Ps. 61.3 million which accrues interest at a floating rate equal to the adjusted Badlar rate plus a nominal spread of 3.75% per annum, and another tranche for Ps. 17.4 million, which accrues interest at a fixed nominal rate equivalent to 22.25% per annum. Interest is payable quarterly as from the granting date and the principal amount is amortized in one installment at the maturity date.

Loma de la Lata

On September 8, 2008, CTLL issued simple corporate bonds for a face value of U.S.$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five consecutive semiannual payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of the issued capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital.

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to U.S.$ 30.5 million in compensation for an accident (Please see. “Item 4.Information on the Company - Our Business – Loma de la Lata – Project Agreement), to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to U.S.$ 25 million in cash at a price of Ps. 470 for each U.S.$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date). As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of U.S.$ 24.3 million.

Also, regarding the corporate bonds maturing in 2015 at a 11.25% rate, at the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-It was resolved to capitalize interest maturing in March and September 2013.

-Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable 66 months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

On December 28, 2009, the shareholders of Loma de la Lata approved the creation of a medium-term note program not to exceed the amount of U.S. $ 50 million.  The terms of any debt under this program will be determined by Loma de la Lata’s board of directors at the time that such debt is issued.  In addition, the shareholders approved, under a shareholders meeting held on November 17, 2011, the increase of the amount of the program from U.S.$ 50 million to U.S.$ 350 million. The program was approved by the CNV on March 21, 2012.  As of the date of this annual report, Loma de la Lata has not issued any notes under this program.

On January 15, 2010, Banco Nación granted financing to CTLL for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus a 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in 20 monthly consecutive installments, the first of which was due 11 months as from the date the loan was granted.

On June 14, 2012, Banco Nación granted financing to Loma de la Lata for a total amount of Ps. 45 million, which accrues interest at the Badlar rate plus a 4% nominal annual rate. Interest is payable on a monthly basis as from the disbursement date and principal is repayable in 27 monthly consecutive installments, the first of them maturing four months as from the date of disbursement.

As of December 2012, Loma de la Lata had short-term indebtedness outstanding in an amount of Ps.40 million.

On April 5, 2013, the branch of Citibank N.A. established in Argentina, granted financing to Loma de la Lata for a total amount of Ps. 49 million, which accrues interest at: (i) for the periods between the date of disbursement and July 1, 2013, 19.00%; (ii) for the periods between July 1, 2013 and July 1, 2014, 20.50%; and (iii) for the periods between July 1, 2014 and the date of final maturity, 22.25%. Interest is payable on a monthly basis as from the disbursement date and principal is repayable in four quarterly installments with the first due on April 1, 2014.

Transmission

Transener

On November 5, 2009, Transener’s shareholders’ meeting resolved to create a global program for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or an equivalent amount in other currencies. The program was authorized by the CNV.As of the date of this annual report, Transener has not issued any notes under this program.

Additionally, due to the delay in the implementation of the cost adjustments as set forth in the Definitive Agreements, on May 12, 2009, pursuant to Resolution No. 146/02 of the Secretariat of Energy, Transener and Transba entered into a financing agreement with CAMMESA (as lender) for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively (the “Initial CAMMESA Agreement”). On December 30, 2009, both companies and CAMMESA executed an amendment to the Initial CAMMESA Agreement (the “Mutual Fund Amendment”, and together with the Initial Agreement, the “CAMMESA Financing”), pursuant to which the available financing amount to be provided by CAMMESA was increased to up to Ps.107.7 million and Ps.42.7 million for Transener and Transba, respectively. Transener and Transba will apply the receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations (pursuant to the Instrumental Agreement) to the cancellation, up to such amounts, of the financing granted by CAMMESA.  On May 2, 2011, Transener and Transba executed amendments to the financing agreements with CAMMESA, which provided for:  i) the cancellation of the amounts received as of January 17, 2011 by both companies pursuant to the financing granted by the agreements executed on May 12, 2009; ii) the granting to Transener and Transba of new loans for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations from June 2005 to November 2010; and iii) all amounts owed to Transener under the Instrumental Agreements would serve as a guarantee for the new CAMMESA Financing.  The funds arising from the new loans were used for operation and maintenance purposes and additionally applied to the investment plan for the year 2011.  Disbursements are made through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the Secretariat of Energy. As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

Distribution

Edenor

On October 25, 2010, under the conditions set forth in its corporate bonds issuance program, and as a result of the cash subscription offer, Edenor issued fixed rate at - par notes due 2022 for a nominal value of U.S. $140 million.  Furthermore, as a result of the exchange offer, Edenor cancelled fixed rate at - par notes due 2017 for a nominal value of U.S. $123.9 million as follows: exchanged fixed rate at - par notes due 2017 for U.S. $90.3 million for fixed rate at - par notes due 2022 for an equivalent nominal value plus a cash payment amounting to U.S. $9.5 million including interests accrued and unpaid; and acquired fixed rate at - par notes due 2017 for a U.S. $33.6 million, paying in cash U.S. $35.8 million, including interest accrued and unpaid.  As a result new fixed rate at - par notes due 2022 amounting to U.S. $230.3 million were issued with the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment due in 2022.  On April 26, 2011, Edenor issued fixed rate at - par notes due 2022 for a face value of U.S. $69.7 million, thus completing the original amount of the series of up to U.S. $300 million.

Additionally, in February 2011, Edenor was granted a series of short-term loans with local entities (JPMorgan Chase Bank N.A., Argentine branch, Deutsche Bank S.A., Banco Macro S.A., Banco de la Nación Argentina and Standard Bank Argentina S.A.) for a total of Ps. 280 million, at an average annual interest rate of 14.5% and with an average repayment term of 90 days.  The proceeds from these loans were in turn applied to grant short-term loans to EDEN, EDELAR, EDESA and EDESAL which applied them to repay certain overdrafts and certain outstanding loans.  In April 2011, Edenor agreed with EDEN, EDESAL, EDELAR and EDESA on the terms of these loans. The financial maturity date was set on April 30, 2012 and interest would be paid semiannually on October 31, 2011 and April 30, 2012. All of these loans have been agreed in line with usual market terms for this kind of operations. As of the dates when the sales of EDESAL and EDESA were carried out, and as part of those transactions, both companies fully repaid the loan granted by Edenor, plus accrued interest.

Additionally, EDEN made partial payments during 2011 and canceled the remaining balance in February 2012.

At December 31, 2012, Edenor recorded an allowance of Ps. 37.3 million for the total amount of the loan granted to EDELAR, as it was considered unlikely that such subsidiary, considering its current cash flows, would comply with payment when due.

In 2011, Edenor entered into loans for a total aggregate amount of Ps. 22 million, with Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). Edenor made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

EDEN

On February 10, 2012, EDEN entered into a loan agreement denominated in Pesos for a term of two years with Banco Nación for an amount of Ps. 60 million and accruing interest at the Badlar rate plus 400 bp with repayments of principal and interest due monthly.  This amount was intended to be utilized to cancel the financial loan granted by Edenor.

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, whereby the bank provided the company with financial assistance for a maximum amount of Ps. 35 million, comprised of three current account overdraft requests—two of them in the amount of Ps. 5 million each and maturing on July 23 and August 21, 2012, respectively, and the third for Ps. 25 million, maturing on February 27, 2013.  Funds from the current request bore average annual interest at an 18.3% fixed nominal rate.  Funds thereunder were mainly allocated to the refinancing of working capital.

On April 13, 2012, at EDEN’s Shareholders’ Meeting, the creation of a global short-term debt securities program for up to Ps. 200 million was approved.  On June 26, 2012, the CNV communicated the filing of this request. As of the date of this annual report, the program is still pending to be approved.

Other Business

Petrolera Pampa

On July 27, 2011, Petrolera Pampa’s Extraordinary General Meeting of Shareholders approved the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term corporate bonds (simple, non-convertible into shares), promissory notes or VCPs with common, special and/or floating security and/or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not. During the years 2011, 2012 and 2013, Petrolera Pampa issued series 1, 2, 3, 4, 5 and 6 VCPs, for a total amount of Ps.46,654,990, Ps. 32,564,000, Ps. 34,396,246, U.S.$ 6,520,523, Ps. 77,821,661 and U.S.$ 4,342,138 million, respectively, at an interest rate equal to the private Badlar rate plus 3.5%, 2.75%, 4.25% and 2.99% for series 1, 2, 3 and 5, respectively, and fixed rates at 4.25%and 0.01% for series 4 and 6, respectively.  Principal is due 360 calendar days after the issuance date, and interest is payable on a quarterly basis.  Resources derived from the issuance of these VCPs (series 1, 2, 3 and 4) have been applied to the payment of working capital, the refinancing of liabilities and investments in physical assets. Resources derived from the issuance of VCPs series 5 and 6 will be applied to capital expenditures.

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the Badcor rate (the corrected Badlar rate) plus a 3.55% nominal annual spread. Interest is payable on a monthly basis as from the disbursement date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the disbursement date. The funds were allocated to the refinancing of liabilities.

On November 5, 2012, Citibank executed a loan agreement with PEPASA pursuant to the system set forth by Communications “A” 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of Ps. 10 million and accruing interest at a 15.01% nominal annual fixed rate. Interest will be payable on a monthly basis as from the granting date and principal will be repayable in three installments amounting to Ps. 3.3 million each, the first two of them maturing on November 5, 2013 and 2014 respectively, and the last one, amounting to Ps. 3.4 million, maturing on November 5, 2015. These funds have been allocated to investments in physical assets.

As of December 2012, Petrolera Pampa had short-term indebtedness outstanding in an amount of Ps. 19 million.

Holding and Others

The Company

On October 6, 2011, TGS granted a loan for the amount of U.S.$ 26 million (Ps. 109.4 million) to the Company for an initial one-year period (automatically renewable for one year upon expiration) that accrues interest at a 6.8% annual rate plus value added tax. On October 6, 2012, such loan was renewed for an amount of U.S.$ 26 million plus the interest accrued during the first one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of transaction.

PISA

Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank Plc., which allowed the Company to obtain financing for a total amount of U.S.$ 60 million.  On March 4, 2011, Pampa Inversiones received additional financing from such entities for U.S.$30 million.  On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension, which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments starting as of February 11, 2013 and due in August 11, 2015.  On July, 13, 2012 the parties of the above mentioned agreement, entered into an amended and restated agreement pursuant to which, a portion of the loan was cancelled. Citibank’s portion was cancelled in full, with the remaining U.S.$ 20 million owed to Standard Bank Plc. Also, on January 24, 2013, Standard Bank Plc.and Pampa Inversiones entered into an amendment to the amended and restated credit agreement pursuant to which U.S.$ 8 million were prepaid. As of the date of this annual report, only U.S.$ 12 million are outstanding.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2012 and the period in which the contractual obligations come due.  Peso amounts have been translated from U.S. Dollar amounts at the seller rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.9180 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of Pesos)
Payment Obligations
Long-term debt obligations(1)	4,042.3	882.7	465.3	845.6	1,848.7
Capital expenditures(2)	69.1	10.8	22.3	22.8	13.2
Royalty payments(3)	179.7	24.3	62.2	62.2	31.1
Operating leases(4)	53.2	16.7	31.6	4.9	-
Accrued litigation (5)	212.4	202.5	2.2	6.4	1.3
Total payment obligations	5,372.1	1,163.9	906.2	1,239.1	2,063.1

Purchase Obligations
Natural gas purchase agreements for electricity generation(6)	639.1	639.1	-	-	-
Natural gas transportation agreement(7)	77.0	5.6	7.4	5.0	59.0
Total purchase obligations	716.1	644.7	7.4	5.0	59.0

Others
Accrued fines and penalties (8)	662.0	45.0	617.0	-	-
Total	6,750.2	1,853.6	1,530.6	1,244.1	2,122.0

(1)     Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which totaled Ps. 471.9 million as of December 31, 2012).  See “Debt” for a broader description of our financial debt.

(2)     Includes executed contractual obligations relating to our generation business.  Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards.

(3)     Based on estimated payments included in our annual budget; royalty payments beyond 2014 are calculated based on average hydraulicity.

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

(6)     Based on the estimated average price of Ps. 831.61 per Dam3.

(7)     Based on the estimated average price of Ps. 9.32 per Dam3.

(8)     Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the balance of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.

	Payments/ Delivery Obligations due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of Pesos)
Sales Obligations:
Electric power(1)	592.9	515.4	77.5	-	-
Total	Ps. 592.9	Ps. 515.4	Ps. 77.5	Ps. -	Ps. -

(1)     Prices are generally determined by formulas based on future market prices.  Estimated prices used to calculate the monetary equivalent of these purchase or sales obligations for purposes of this table are based on current market prices as of December 31, 2012 and may not reflect actual future prices of these commodities.  Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Item 6.  Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and eight alternate directors.  Four of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law.  Two of our alternate directors are independent.  The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year).  Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

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

Duties and Liabilities of Directors

Pursuant to section 59 of the BCL, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person.  Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL.  The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests.  A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Under the BCL, the board of directors is in charge of the administration of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the BCL, the company’s by-laws and other applicable regulations.  Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.  In general, our board of directors may be more involved in operating decision-making than might be customary in other jurisdictions.  Under the BCL, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors.  They have no other duties or responsibilities as alternate directors.

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, a third of whom have terms that expired in December 2012, another third expire in December 2013 and the remaining third in December 2014.  In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.  A third of the directors of the board whose term expired in December 2012, were appointed on the shareholders’ meeting scheduled for April 26, 2013.  Our board must be renewed by thirds each of the first two years and by fourth on the third year (such thirds and fourth are initially determined by lot):

Full Name	Age	Position	Appointment Date	Termination Date
Gustavo Mariani	42	Chairman	14/04/2011	31/12/2013
Ricardo Alejandro Torres	55	Vice Chairman	14/04/2011	31/12/2013
Marcos Marcelo Mindlin	49	Director	27/04/2012	31/12/2014
Damián Miguel Mindlin	47	Director	27/04/2012	31/12/2014
Diego Martín Salaverri	48	Director	26/04/2013	31/12/2016
Valeria Martofel (1)	34	Director	26/04/2013	31/12/2016
Emanuel Antonio Alvarez Agis	31	Director	27/04/2012	31/12/2014
Pablo Ferrero (1)	50	Director	14/04/2011	31/12/2013
Marcelo P. Blanco (1)	53	Director	26/04/2013	31/12/2016
Isaac Héctor Mochón(1)	69	Director	25/04/2013	31/12/2016
Pablo Diaz	55	Alternate Director	25/04/2013	31/12/2016
Alejandro Mindlin	37	Alternate Director	25/04/2013	31/12/2016
Gabriel Cohen	48	Alternate Director	25/04/2013	31/12/2016
Carlos Perez Bello (1)	58	Alternate Director	26/04/2013	31/12/2016
Eduardo Endeiza (1)	37	Alternate Director	26/04/2013	31/12/2016
Mariano Batistella	30	Alternate Director	25/04/2013	31/12/2016
Romina Benvenuti	33	Alternate Director	25/04/2013	31/12/2016
Carlos Tovagliari (1)	53	Alternate Director	25/04/2013	31/12/2016

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Gustavo Mariani	Chairman, Co-Chief Executive Officer and Chief Generation Manager	42
Ricardo Alejandro Torres	Vice Chairman, Co-Chief Executive Officer, Chief Financial Officer and Chairman of Edenor	55
Damián Miguel Mindlin	Chief Investment Portfolio Manager	47
Horacio Turri	Chief Oil & Gas Manager	52
Gabriel Cohen	Corporate Financing Manager	48
Orlando Escudero	Operations and Maintenance Manager	55
Ruben Turienzo	Commercial Manager	48
Mario Ricardo Cebreiro	Human Recourses Manager	60

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante SA, EPCA, TGS, Compañía de Inversiones de Energía S.A., Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Bodega Loma de la Lata S.A., Powercvo, CAM S.A., Grupo Dolphin Holding S.A., EGSSA, EMDERSA Holding, EGSSAH, Dolphing Securities S.A. and as alternate director of Citelec, Transba and Transener.  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a master’s degree in Business Administration from the Universidad del CEMA.

Ricardo Alejandro Torres was born on March 26, 1958.  He has been a member of our board of directors since November 2005 and was elected as Vice Chairman in 2013.  From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A.  Mr. Torres is, since March 2012 Chairman of the Board of Directors of Edenor.  Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires.  He currently serves as director of Pampa Real Estate S.A., Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A, Güemes, Powerco, Loma de la Lata, Piedra Buena, IPB, Dolphin Energía S.A, IEASA S.A, Energía Distribuida S.A., Petrolera Pampa, Pampa Participaciones S.A., Empresa Distribuidora de La Rioja S.A, Bodega Loma de la Lata S.A., Emdersa, Citelec, Transba, Pop Argentina S.R.L., Todo Capital S.R.L., Pampa Inversiones, EPCA S.A., Transelec Argentina S.A., EGSSAH, EGGSA and EMDERSA Holding.  Also, Mr. Torres is vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been a member of our board of directors since 2006. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM S.A., Citelec, Transba, Transener, HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Comunicaciones y Consumos S.A., Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., Pampa Real Estate S.A., EPCA, TGS, Compañía de Inversiones de Energía S.A., Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A. and EGSSA Holding S.A..  In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2009.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A.,

Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones S.A., Bodega Loma de la Lata S.A., EMDERSA Holding S.A., EPCA S.A., Citelec, Transba, Grupo Dolphin Holding S.A., EGSSA, EGSSAH, ARPHC S.A., Estancia María S.A. and Dolphing Securities S.A..  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor, Estancia María S.A. Pampa Energía S.A., and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Socotherm Américas S.A., CIESA, TGS, ST Inversiones S.A., and Grupo ST S.A. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Valeria Martofel was born on January, 18, 1979.  She has been a member of our board of directors since April 2013.  Mrs. Martofel works in electricity related matters since 2007 and has been recently elected as director of Edenor.  Mrs. Martofel holds a degree in Economy, from the Universidad de Buenos Aires.  Also, Mrs. Martofel has a degree in Legal and Economic Structure of the Energy Regulation (CEARE).

Emanuel Antonio Alvarez Agis was born on May 9, 1981. Mr. Alvarez Agis has been a member of our board of directors since 2012. He is also director of Edenor and Transener. He holds a degree in Economics from the Universidad de Buenos Aires.

Marcelo P. Blanco was born in 1962.  Mr. Blanco has been a director of Pampa since 2013.  He also serves as chief country officer of Deustche Bank S.A.. Previously, he worked at Deutsche Bank Securities as managing director, head of Latin America capital markets and sales and also at Copernico Capital Partners, UBS Warburg Dillon Read, The Chase Manhattan Bank N.A. and The First Boston Corporation. Mr. Blanco holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and a master’s degree in Economics from the University of California.

Isaac Héctor Mochón was born on August 9, 1943. Mr. Mochón has been a director of the Company since 2013. Mr. Mochón also serves as director of Design Suites S.A. Mr. Mochón holds a law degree from the Universidad de Buenos Aires.

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

Carlos Perez Bello was born on September 19, 1954.  He has been an alternate director of Pampa since April 2013.  Mr. Perez Bello also serves as director of Mantero, Arcucci& Asociados and of Pereira, Teliz, Bonin & Asociados and is a member of Comisión de Cambio y Competitividad del CPCECABA, of the red de Apoyo del Club Argentino de Negoicos de Familia and of the red de Apoyo del Centro de Entrepreneurship of the IAE.  Mr. Perez Bello holds a degree in Public Acounting, from the Universidad de Belgrano.  Also Mr. Perez Bello has a post graduate degree in Comercialization and Agro Business and a masters degree in Business Administration.

Eduardo Endeiza was born on 1976.  He has been an alternate director of Pampa since April 2013.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution.

Romina Benvenuti was born on September 23, 1979. Mrs. Benvenuti has been an alternate director of the Company since 2013. Mrs. Benvenuti currently works as Manager of the Law and Compliance department of the Company. Mrs. Benvenuti holds a law degree from the Universidad Católica Argentina de Buenos Aires and an MBA from the IAE Business School of the Universidad Austral.

Carlos Tovagliari was born on December 27, 1959.  Mr. Tovagliari has been an alternate director of the Company since April 2013.  He also serves as the managing partner and the general manager of Pop Argentina S.R.L.  Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

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

Orlando Escudero was born on January 2, 1958. Mr. Escudero has worked in the Company since 2007. He also worked at Central Puerto S.A. and Hidroeléctrica Piedra del Aguila S.A. from 1992 to 2007 and at Segba S.A. from 1983 to 1992.  Mr. Escudero holds a degree in mechanical and naval engineering from the Univeridad de Buenos Aires and a master’s degree in business administration, also from the Universidad de Buenos Aires.

Ruben Turienzo was born on July 23, 1964. Mr. Turiezo has worked in the Company since 2007. He also worked at Hidroeléctrica Piedra del Aguila S.A. and Central Puerto S.A. He was also a director of CAMMESA for seven years and president of AGEERA. Mr. Turienzo holds a degree in electrical engineering from the Universidad Nacional del Sur and holds a master’s degree in business from the Universidad del CEMA.

Mario Ricardo Cebreiro was born on April 12, 1953.  From June 2008 to August 2011, he served as Chief of Central Piedra Buena.  From August 2004 to April 2008, he was Chief Operating Officer of Distrocuyo.  From September 2000 to 2004 he was Chief of Research and Development at Electricité de France.  Prior to 2000, he was Chief Operating Officer of Transba, Chief Operating Officer of ESEBA Generación and Chief of Central Termoeléctrica Necochea. Mr. Cebreiro has a degree in electrical engineering from the Universidad Nacional del Sur.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Emanuel Antonio Alvarez Agis, Pablo Diaz, Alejandro Mindlin, Gabriel Cohen, Mariano Batistella and Romina Benvenuti. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Valeria Martofel, Pablo Ferrero, Marcelo P. Blanco, Isaac Héctor Mochón, Carlos Perez Bello, Eduardo Endeiza and Carlos Tovagliari.

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the Capital Markets Law.  These duties include, among other things, the following:

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Marcelo P. Blanco	51
Pablo Ferrero	50
Isaac Héctor Mochon	69

For biographical information on the members of the audit committee see their respective biographies under “—Board of Directors”.

Supervisory Committee

Our current by-laws provide for a supervisory committee that consists of three statutory auditors and three alternate statutory auditors appointed by our shareholders, who serve for a term of three fiscal years.  Pursuant to the BCL, only lawyers and accountants admitted to practice in Argentina may serve as statutory auditors of an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the BCL, the by-laws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to:

(1)     attending meetings of the board of directors, executive committee, audit committee and shareholders;

(2)     calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the board of directors;

(3)     investigating written complaints of shareholders; and

(4)     monitoring the operation of the Ethics line through which executives and employees of the Company may make, among others, complaints regarding accounting, internal control and audit matters.

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

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Walter Antonio Pardi	Statutory Auditor	52
Germán Wetzler Malbrán	Statutory Auditor	43
José Daniel Abelovich	Statutory Auditor	56
Marcelo Héctor Fuxman	Alternate Statutory Auditor	57
Santiago Dellatorre	Alternate Statutory Auditor	46
Silvia Alejandra Rodriguez……………	Alternate Statutory Auditor	40

Set forth below are brief biographical descriptions of the members of our supervisory committee:

Walter Antonio Pardi was born on April 14, 1961. He has been a member of our supervisory committee since May 2009. Since 1993, Mr. Pardi has served in the internal audit body of the Argentine Government (Sindicatura General de la Nación). He also serves in the supervisory committee for several Argentine companies, including Telam S.E., Nación Leasing S.A. and Operadora Ferroviaria S.E. Mr. Pardi holds a degree in Public Accounting from the Universidad de Buenos Aires.

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

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán is a partner of Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He is a member of the statutory audit committee of Loma de la Lata, IPB, Dolphin Energía S.A., IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma de la Lata S.A., Transelec Argentina S.A., Energía Distribuida S.A., Inversora Ingentis S.A., Pampa Generación S.A., Pampa Renovables S.A., Inversora Diamante S.A. and Inversora Nihuiles S.A.  He currently serves as alternate director of ARPHC and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of AESEBA S.A., Grupo Dolphin Holding S.A., EPCA, Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Dolphin Finance S.A., among others. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.

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

José Daniel Abelovich was born on July 20, 1956.  He has been a member of our supervisory committee since 2007.  Mr. Abelovich is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm. Mr. Abelovich also serves as member of the supervisory committees of Abus las Americas I S.A., Agra Argentina S.A., Agro Investment S.A., Agrotech S.A., Agrology S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Baicom Networks S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A.  de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Cactus Argentina S.A., Canteras Natal Crespo S.A., Loma de la Lata, Güemes, Compañía Buenos Aires S.A., Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., E-Commerce Latina S.A., EDELAR, EMPRESA DISTRIBUIDORA DE ELECTRICIDAD, EGSSAH, EGSSA, EMDERSAH, EASA, Emprendimiento Recoleta S.A., Empresa de Transporte de Energia Electrica por Distribución Troncal Pcia. de Bs. As. Transba S.A., EDEN, EDENOR, Energia Distribuida S.A., Exportaciones Agroindustriales Argentinas S.A., FCMI ARGENTINA FINANCIAL CORPORATION SA S G F C I, Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., La Clara de Banderaló SA, Llao – Llao Resorts S.A., Metroshop S.A., Northagro S.A., Nuevas Fronteras S.A., Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Palermo Invest S.A., Pampa Real Estate S.A., Panamerican Mall S.A., PEPASA, Pluriagro S.A., Powerco, Préstamos y Servicios S.A., Puerto Retiro S.A., Quality Invest S.A., Qualcomm International Inc., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A..  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires..

Santiago Dellatorre was born on January 26, 1967.  He has been an alternate member of our supervisory committee since April 2012. He is a founding partner of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He is a director of Distribuidora Dico S.A., Envases Plásticos S.A., Formosa Refrescos S.A. and Salta Refrescos S.A. He is a member of the statutory audit committees of Empresa de Energía Río Negro S.A. (EdERSA), Serviaut S.A., Desarrollos Gastronómicos S.A. and Empresa Distribuidora de Electricidad de La Rioja S.A.; and an alternate member of the statutory audit committees of Central Térmica Loma de la Lata S.A., IEASA S.A. and Electricidad Argentina S.A. Mr. Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990.

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

During 2012 we did not adopt any new policies or practices.

Compensation of Directors and Officers

The BCL provides that the compensation payable to all directors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income.  The BCL increases the annual limitation on director compensation to up to 25% of net income if all the net income for such year is distributed as dividend.  The percentage decreases proportionally based on the relation between the net income and the dividends distributed.  The BCL also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the BCL in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions.  The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers.  See “—Audit Committee—Compensation Policy.”  The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

For the fiscal year ended December 31, 2012, the Shareholders’ Meeting held on April 26, 2013 approved fees to our directors and executive officers who are also members of our Board of Directors for approximately U.S. $ 2.4  million.  We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

As of March 31, 2013, Marcos Marcelo Mindlin owns shares representing, in aggregate, 3.52% of our capital stock.  Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each own shares representing, in the aggregate, less than one percent of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

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

The table below sets forth the number of shares that are subject to the warrants held indirectly by each of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres as of the date of this annual report:

Warrant Holder	Total number of shares subject to warrants
Marcos Marcelo Mindlin	242,283,337
Damián Miguel Mindlin	52,462,928
Gustavo Mariani	52,462,928
Ricardo Alejandro Torres	34,339,371
Total	381,548,564

On August 3, 2009, we received a communication from our executive officers by which they stated that, in aiming to emphasize even more their commitment to our sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees’) and to receive our shares of common stock underlying such options before September 28, 2013. Consequently, none of the executives will exercise options accrued and received through September 28, 2012, before September 28, 2013. Also, every year our executive officers send a letter to the Supervisory Committee confirming that they will not exercise any option accrued in their favor.

Employees

Excluding those employed by us on a temporary basis, at December 31, 2012, we, together with our co-controlled companies, had 4,787 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2012			At December 31, 2011
	Union	Non-Union	Total	Union	Non-Union	Total
Generation	346	307	653	346	307	653
Transmission (1)	883	291	1,174	875	418	1,293
Distribution	2,431	498	2,929	2,900	636	3,536
Holding and Others	-	31	31		26	26
Total	3,660	1,127	4,787	4,121	1,387	5,508

______________________

(1)     Includes the total number of employees of each company in which we have a co-controlling interest.  We proportionally consolidate our share of the associated costs related to these employees.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries.”

Approximately 76% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2012, but due to inflationary pressures, we reopened negotiations during the first months of 2013.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  The distribution sector started, in January, the salary negotiations for 2013.  Negotiations have not been completed yet, as of the date of this annual report.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share.  On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively.  Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.  Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, and again on April 16, 2009, our board of directors approved a share repurchase program, through which we have acquired 211,883,347 shares, or 13.9%, of our then outstanding capital stock, through transactions in the local market.  In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program.  On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders.  On September 13, 2010, the Argentine Securities Commission proceeded with the reduction of capital.  As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share.  The ADS Depositary has informed us that, as of March 31, 2013, there were approximately 30 million outstanding ADSs.

As of such date, there was one registered holder of our ADSs in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident.  We have no information concerning holders with registered addresses in the United States that hold our shares which are not represented by ADSs.

In addition, as of the date of this annual report, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres collectively hold, indirectly, an aggregate of 381,548,564 warrants.  See “—Item 6. Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2013:

Name of Shareholder	Number of shares	Percentage of capital	Percentage of voting power

Pampa Holdings LLC(1)(2)	248,900,957	18.94%	18.94%
ANSES(3)	305,307,129	23.23%	23.23%
Dolphin Fund Management S.A.(4)	2,643,934	0.20%	0.20%
Marcos Marcelo Mindlin(5)	46,253,790	3.52%	3.52%
Gustavo Mariani(5)	461,432	0.04%	0.04%
Ricardo Alejandro Torres(5)	1,000,000	0.08%	0.08%

(1)     Pampa Holdings LLC is a company indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.

(2)     Pampa Holdings LLC, a Delaware limited liability company, currently has two members: Pampa F&F LLC and Labmex International S.ar.L.  Pampa F&F LLC is a Delaware limited liability company that serves as an investment vehicle for a group of institutional investors, none of which exercises control over Pampa F&F LLC.  The managing member of Pampa F&F LLC is Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.  Labmex International S.ar.L., a Luxembourg limited liability company, is controlled by Tavistock Group, an international private investment group unrelated to Messrs. Mindlin, Mindlin and Mariani.  Pampa F&F LLC is the managing member of Pampa Holdings LLC.  Labmex International S.ar.L. does not have any veto or other governance rights in Pampa Holdings LLC, except in the case of a conflict of interest arising as a result of Pampa F&F making any decisions or taking any actions on behalf of Pampa Holdings LLC, in its capacity as managing member, in which case such powers are exercised by Labmex International S.ar.L,, pursuant to the terms of the Operating Agreement.

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

(4)     Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.

(5)     Figures for Messrs. Marcelo Mindlin, Gustavo Mariani and Ricardo Torres do not include the warrants they hold.  Assuming the full exercise of the vested warrants held by these individuals, Marcelo Mindlin would then hold 70,640,507 shares, or 5.37% of our capital stock, Gustavo Mariani would hold 10,954,018, or 0.83%, and Ricardo Torres would hold 7,652,874, or 0.58%.  In addition, assuming the vesting and the full exercise of both the vested and unvested warrants held by these individuals, Marcelo Mindlin would then hold 264,467,176 shares, or 20.12% of our capital stock, Gustavo Mariani would hold 52,924,360, or 4.03%, and Ricardo Torres would hold 35,124,371, or 2.67%.  See “Item 6.  Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

Related Party Transactions

Argentine corporate law permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice.  The Capital Markets Law provides that corporations whose shares are subject to public offering must submit to their respective audit committees the approval of any transaction with a related party involving an amount that exceeds 1% of the corporation’s net worth.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Legal Services

During the years ended December 31, 2011 and 2010, we engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  During the year ended December 31, 2012 we engaged the services of Argentine law firms Errecondo, Salaverri, Dellatorre, González & Burgio and Salaverri, Dellatorre, Burgio & Wetzler Malbrán. One of our directors, Diego Martín Salaverri, one member of the supervisory committee, German Wetzler Malbran, and one alternate member of our supervisory committee, Santiago Dellatorre, are partners of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2012, we had established accruals in the aggregate amount of Ps. 97.2 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Generation

Legal proceedings involving Piedra Buena’s real estate

Pursuant to the contracts relating to Piedra Buena’s privatization in 1997, the Province of Buenos Aires transferred all the assets comprising the Piedra Buena facilities to Piedra Buena.  Although the real property on which the plant was built was not registered in the name of the Province of Buenos Aires, the Province assumed the obligation to transfer the real property with clear and marketable title to Piedra Buena.  As of the date of this annual report, the Province of Buenos Aires has not transferred the real property with clear and marketable title to Piedra Buena but did initiate the expropriation process required to begin the transfer process.  Nonetheless, Piedra Buena initiated legal action against the Province of Buenos Aires in order to avoid an expiration of the statute of limitations for an action claiming the transfer of real property.

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

Legal proceedings involving Loma de la Lata

As a consequence of the delays in the hand-over of the Loma de la Lata Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties in their obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required of the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the banking guarantees issued under the Project Agreements.

As a result of those executions, on November 14, 2011, the Bank Bilbao Viscaya Argentaria S.A. transferred to Loma de la Lata the sums of U.S.$ 859,450 and U.S.$ 5,920,290.42, as payment of the guarantee issued to guarantee fulfillment of the obligations under the Construction Agreement.

Subsequently, the Contractor required Loma de la Lata to issue the formal certificate of provisional acceptance of the Loma de la Lata Project, which was rejected as the Contractor did not comply with the terms and conditions required to that end. Loma de la Lata proposed to sign an alternative certificate of provisional acceptance reflecting the real state of the Plant as of November 2011.

In this context, on December 1, 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request was filed by the Contractor, pursuant to which the Contractor claimed:

a.         The delivery of the formal provisional acceptance of the Loma de la Lata Project under the Construction Agreement.

b.         The refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Francés S.A.

c.          The payment of damages as a consequence of items a. and b. above.

In this sense, on December 30, 2011, Loma de la Lata rejected before the Court of the International Chamber of Commerce the claim of the Contractor and filed a counterclaim with respect to the Project Counterparties for the integral recovery of the damages caused as a consequence of both parties defaults under the Project Agreements.

Meanwhile, on December 27, 2011, Güemes was notified of the attachment of the shares owned by Loma de la Lata which represent a 77% of the capital stock and votes of Güemes, for the amount of U.S.$ 8,179,840.42 adopted by a court in commercial matters of Buenos Aires. Such lien also included the attachment of any sums that Loma de la Lata received from CAMMESA (the “Attachments”). The lien was requested by the Contractor in relation as a preemptive measure in relation to the arbitration described above, through which the Contractor was claiming for reimbursement of the amounts paid by BBVA under the guarantee as explained above.

On January 11, 2012, the court that ordered the Attachments, accepted the requirement from Loma de la Lata to replace the Attachments for a bail insurance.  As of the date of this annual report, such replacement is in place.

On May 21, 2012 the Court of Appeals in Commercial Matters of Buenos Aires, confirmed the lien requested by the Contractor, which should remain in place until final resolution of the arbitration dispute.

In addition to the above mentioned developments, Loma de la Lata had also executed a guarantee issued by Commerzbank Madrid branch for the amount of U.S.$ 13,207,650, to guarantee the obligations of the Supplier under the Supply Agreement. This execution was carried on after the Supplier rejected Loma de la Lata’s request to pay the damages (valuated approximately in U.S.$ 27 million) caused, among other issues, by the failure of the Supplier to deliver a turbine that generates approximately 178MW.

In order to prevent the payment of the guarantee described above, the Contractor required a preemptive measure to a commercial court in Madrid, Spain, which was granted on December 29, 2011, and notified to Loma de la Lata on January 23, 2012. Such measure ordered Loma de la Lata to abstain from executing the guarantee for an amount that exceeds U.S.$ 1.200.000. Such amount is the amount of the performance penalties that the Supplier alleged to be the only amount owed to Loma de la Lata under the Supply Agreement.

Additionally, the measure ordered the bank to abstain from paying Loma de la Lata any amount in excess of U.S.$ 1,200,000 until the arbitration process is concluded.

On January 26, 2012, Loma de la Lata was notified that the Supplier had extended the scope of the claim filed in the arbitration process, in order to include a claim for damages regarding the execution of the guarantee issued by the Commerzbank.

Loma de la Lata has opposed to the preemptive measure granted in Madrid, and on March 20, 2012 such preemptive measure was revoked by the Spanish court which had granted it, in light of the arguments presented by Loma de la Lata.

On June 14, 2012, the Commerzbank transferred to Loma de la Lata the sum of U.S.$ 13,207,650, as payment of the guarantee issued to guarantee fulfillment of the obligations under the Supply Agreement.

On October 2012, Loma de la Lata was notified of an extension of the lien adopted by the Buenos Aires courts, in this instance with respect to the sum of U.S.$ 11,986,458 which corresponds to the amounts transfer to Loma de la Lata by Commerzbank, minus the sum of U.S.$ 1,221,192 that the Project Counterparties consider to be owed to Loma de la Lata. The latter opposed such decision. As of the date of this annual report, the resolution is still pending. Nonetheless, Loma de la Lata obtained an order of the judge to replace the Attachments for a bail insurance.

As of the date of this annual report, the arbitration among Loma de la Lata and the Project Counterparties is ongoing. On March 27, 2013, the parties filed their respective briefs of their claims (the Contractor for the amount of U.S.$ 97,546,030.40 and Loma de la Lata for the amount of U.S.$148,298,860.58), presenting the corresponding evidence.

Loma de la Lata and its external advisors consider that Loma de la Lata has solid arguments in order to believe that the claims made by the Project Counterparties in the arbitration process will be rejected, the preemptive measure which is still in place (Argentina) will be revoked, and that Loma de la Lata’s claim against the Project Counterparties will be admitted in the arbitration process.

Breach of the 2008-2011 Agreement

On March 22, 2012, PESA’s affiliates, Güemes, Loma de la Lata; Piedra Buena, EGSSA and HIDISA, filed a Reclamo Administrativo Previo requesting the cancelation of the LVFVD accrued on 2011 for a total amount of U.S. $ 8,083,799 based on to the provisions of the Complementary Agreement (See Item 5. “Operating and Financial Review and Prospects - New Scheme for Recognizing Costs and Remuneration).  As of the date of this annual report, judicial relief has become available.

Moreover, and in virtue of the amounts due to Güemes, Loma de la Lata and Piedra Buena and based on the provisions of the 2008-2011 Agreement, and the instructions given by the Secretariat of Energy to CAMMESA by means of the Notes N° 495/12 and 1269/12, such companies filed a Reclamo Administrativo Previo requesting the fulfillment of the 2008-2011 Agreement and the amounts accordingly owed in concept of damages and interest accrued derived from such breach.  As of the date of this annual report, judicial relief has become available.

Hidoeléctrica Nihuiles has filed a Reclamo Administrativo Previo in order to seek compensation due to the Secretariat of Energy’s breach of the 2008-2011 Agreement related to the liquidation of its commercial transactions in the WEM. As of the date of this annual report, judicial relief has become available.

Breach of Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/08

On April 14, 2008 Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 724/08 with CAMMESA (See “WEM Supply Contracts under Resolution No. 724/08”).

CAMMESA had partially cancelled the LVFVD allocated under such agreement. Upon such breach by CAMMESA, Loma de la Lata had filed, on May 22, 2012 – a Reclamo Administrativo Previo in order to safeguard its rights and seeking the total cancellation of such LVFVD plus damages. As of the date of this annual report, judicial relief has become available.

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

In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2012, Transener had established reserves in the aggregate amount of approximately Ps. 11.2 million to cover potential losses related to such claims.

Distribution

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine Government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot.  ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.  However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement.  Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine Government and public service companies, such as Edenor, violated the Congressional procedures established in the Argentine Constitution.  ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval.  The federal administrative Court ruled in Edenor´s favor on May 26, 2011. This sentence was not appealed by the ACIJ remaining therefore firm and the passed question in authority of judged thing. This news had already been reported to our auditors in the letter of lawyers emitted quarterly and the indication of the file extracted leading to the conclusion of its procedure.

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

On October 26, 2009, Edenor received notice of a complaint filed by two consumer associations, Consumer’s Cooperative for Community Action and the Unión de Usuarios y Consumidores, against the Argentine Government, the ENRE, Edesur, Edelap and Edenor. In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Asociación de Defensa de los Derechos de los Usuarios y Consumidores (Association for the Legal Defense of Consumers) and Unión de Usuarios y Consumidores en Defensa de sus Derechos (Consumers Union Legal Defense), have joined the complaint.

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
  that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class “A” shares, due to the fact that the management period of the respective concessions has ended.
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

Breach of Contract Claims

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur  in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to users for alleged excess charges over the course of the past 10 years.  The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the wholesale electricity market.  Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding.  Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.  Edenor has given express directions to its legal advisors to contest the suit and April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs.  While Edenor expects to prevail in this matter, an adverse decision could have a material adverse effect on Edenor’s results of operations.

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

Legal actions brought by Edenor

On February 9, 2011, Edenor challenged ENRE Resolution No. 32/11 which, within the framework of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- That Edenor be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- That Edenor be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

- Edenor customers be paid as compensation for the power cuts suffered in the following amounts: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 to each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to each of those who suffered power cuts that lasted more than 48 continuous hours. The ENRE Resolution No. 32/11 stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

On July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings have been “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal (“recurso de queja por apelación denegada”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

On April 24, 2013, Edenor was notified that such direct appeal had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. As of the date of this annual report, Edenor, together with its legal counsel, is assessing the situation, which involves the precautionary measure and the appeal of this last resolution.

As of December 31, 2012, the provision recorded in relation to the aforementioned compensation amounted to Ps. 30.4 million, including principal amount and accrued interest. It is estimated that this case will not come to an end during 2013.

On December 7, 2012, Edenor challenged ENRE Resolution No. 336/12 pursuant to which:

-Edenor is to determine the customers affected by the power cuts that occurred as a consequence of failures between October 29 and November 14, 2012;

-Edenor is to determine the discounts to be recognized in favor of each of the customers identified in accordance with the preceding caption;

-Edenor is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-Edenor is to compensate each small-demand residential customer (T1R) who has been affected by the power cuts that occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours.

As of December 31, 2012, the provision recorded in relation to the aforementioned penalties and compensation amounted to Ps. 16.7 million. It is estimated that this case will not come to an end during 2013.

On December 28, 2012, Edenor filed a judicial remedy (acción de amparo) against the ENRE seeking to protect Edenor’s constitutional rights relating to the provision of a secure and continue public service of distribution of energy.  To file the amparo, Edenor has considered that the ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as through its failure to recognize the CMM adjustments that Edenor has requested and the delay to implement the new tariff structure under the RTI, has led to an unstable situation which threatens the regular provision of the public service.  As a consequence, Edenor is seeking to obtain the funds necessary to provide the public service of distribution of energy as contemplated in its concession agreement.

On February 19, 2013, the Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No. 12 (National Court of First Instance in Federal Administrative Claims Tribunal No. 12) served summons to the ENRE and at the same time denied a preliminary injunction requested by Edenor.  This resolution has been timely appealed by Edenor.

Petition against AFIP – DGI

On May 15, 2012, Edenor filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in Hermitage passed on June 15, 2010. In this precedential case, the Court had declared this tax unconstitutional.

As of December 31, 2012 and 2011, Edenor held a provision for the minimum presumed income tax for the fiscal years 2012 and 2011 and for the proportional tax estimated for such periods for a total amount of Ps. 34.15 million and Ps. 40.8 million, respectively, including compensatory interest.

Legal actions brought by EDEN

EDEN brought an administrative reimbursement claim (acción de repetición) against the AFIP, for the excess amounts paid by AESEBA as minimum presumed Income tax during the fiscal years 1998 through 2003.

EDEN has filed two special appeals (recursos de reconsideración) against the AFIP’s resolutions claiming not only the approval of the amounts not approved by the tax authorities but also that interest be calculated as from the filing date of the administrative claim.

In August 2011, the AFIP corrected the interest calculation and on August 17, 2011, it made payment for the fiscal years 1998 through 2001. The appeal concerning fiscal years 2002 and 2003 is still pending resolution.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2011 or December 31, 2012.

We have paid no other dividends over the past three years.  Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing.  See “Item 10.  Additional Information—Share Capital—Dividends.”

Item 9.           The Offer and Listing

TRADING HISTORY

Our capital stock is comprised of common shares, with a par value of Ps. 1.00 each.  For a summary of the number of outstanding shares of each series, see “Item 10.  Additional Information—Share Capital.”  Each share entitles the holder thereof to one vote at shareholders’ meetings.  All outstanding shares are fully paid in and our common shares have been listed on the Buenos Aires Stock Exchange since 1947.  Since October 9, 2009, our ADSs have been listed on the NYSE.  The ADSs have been issued by the Bank of New York as depositary.  Each ADS represents 25 common shares.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS				Trading Volume
		High		Low		Pesos		High		Low		U.S. dollars

2008(1)		2.55		0.72		5,450,027		N.A.		N.A.		N.A.
2009(1)(2)		2.00		0.90		3,547,851		13.83		9.33		773,882
2010(1)		2.88		1.55		3,585,038		17.99		9.80		1,020,614
2011(1)		3.14		1.88		2,949,359		19.18		10.03		1,016,139
2012(1)	Ps.	2.18	Ps.	0.80	Ps.	1,184,651	U.S.$	11.69	U.S.$	3.00	U.S.$	454,008

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS				Trading Volume
		High		Low		Pesos		High		Low		U.S. dollars
2011(1)
First Quarter		3.14		2.26		4,157,534		19.18		13.31		1,103,808
Second Quarter		2.72		2.30		2,998,915		15.80		13.57		1,053,716
Third Quarter		2.75		2.06		2,728,894		16.13		11.10		1,031,346
Fourth Quarter		2.60		1.88		1,912,358		13.65		10.03		876,835
2012(1)
First Quarter		2.18		1.68		2,175,802		11.69		8.07		972,102
Second Quarter		1.76		0.99		1,182,486		8.61		4.04		519,687
Third Quarter		1.23		0.89		743,768		4.51		3.48		149,044
Fourth Quarter		0.98		0.80		634,653		3.85		3.00		179,061
2013(1)
First Quarter	Ps.	1.37	Ps.	0.96	Ps.	2,044,824	U.S.$	4.40	U.S.$	3.45	U.S.$	177,270

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange						New York Stock Exchange
					Average Daily						Average Daily
	Pesos per Share				Trading Volume		U.S. dollars per ADS(2)				Trading Volume
		High		Low		Pesos		High		Low		U.S. dollars
2012(1)
October		0.96		0.83		467,185		3.63		3.52		106,945
November		0.93		0.82		396,868		3.34		3.20		251,611
December		0.98		0.80		1,103,543		3.35		3.21		178,604
2013(1)
January		1.37		0.96		3,286,443		4.04		3.85		333,108
February		1.35		1.09		1,410,606		3.93		3.78		113,177
March		1.35		1.16		1,239,965		3.93		3.78		74,530
April(3)	Ps.	1.34	Ps.	1.20	Ps.	738,933	U.S.$	3.78	U.S.$	3.62	U.S.$	59,957

(1)                              2008, 2009, 2010 and 2011 values as provided by Bloomberg.

(2)                              Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

             (3)                             From April 1 through April 26, 2013.

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

Global Depositary Receipts (“GDRs”)

From December 21, 2006, to October 9, 2009 our GDRs were listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market, the exchange-regulated market operated by the Luxembourg Stock Exchange.  Each GDR represented 25 common shares.  There was practically no trading activity on the Euro MTF Market of our shares.  The last trade occurred on March 5, 2007.  On August 5, 2009 the U.S. Securities and Exchange Commission declared effective the registration of our common shares and our American Depositary Shares (“ADSs”) under the U.S. Securities Exchange Act of 1934.  On August 14, 2009 we converted all of our outstanding GDRs into ADSs.  We delisted our ADSs from the Luxembourg Stock Exchange on October 9, 2009, upon the listing of our ADSs on the New York Stock Exchange.

American Depositary Shares (“ADSs”)

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

The ADS Depositary has informed us that, as of March 31, 2013, there were approximately 30 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 10 stock exchanges consisting of the Buenos Aires Stock Exchange, Bahía Blanca, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Nueva Bolsa de Comercio de Tucumán S.A. and Confederada.  Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities.  Securities listed on these exchanges include corporate equity and bonds and government securities.

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

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the Buenos Aires Stock Exchange market; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining the Buenos Aires Stock Exchange trading.  During the year ended December 31, 2012, the total value traded of shares on the Buenos Aires Stock Exchange was Ps. 9,954 million.  The ten most traded companies accounted for 87.65% of that volume.  Pampa Energía S.A. was the eighth most traded stock on the Buenos Aires Stock Exchange in 2012, with 3.01% of the total value traded during 2012.

The Mercado de Valores de Buenos Aires (Buenos Aires Stock Market, or MERVAL) is the largest stock market in Argentina and is affiliated with the Buenos Aires Stock Exchange.  MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the Buenos Aires Stock Exchange.  Trading on the Buenos Aires Stock Exchange is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación(Computer-Assisted Integrated Negotiation System, or SINAC).  SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices.  Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831,  as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.  Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, regulates mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies.  Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted law No. 26,831 (the “Capital Markets Law”) which revokes law No. 17,811 and Decree No. 677/01. However, Capital Markets Law took most of the provisions established in those regulations.

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

MATERIAL CONTRACTS

The Opportunities Assignment Agreement that we entered into with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres is described in “Item 6.  Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

EXCHANGE CONTROLS

In January 2002, the Argentine Government issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations.  Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (hereinafter, the “MULC” per its initials in Spanish) through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals and legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency, for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (a) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds must be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit is to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/2005 were subsequently eased, as detailed below.

Within this context and pursuant to Communication “A” 4359, the Argentine Central Bank issued regulations relating to the Deposit, which must be made as soon as foreign currency is transferred into Argentina through the MULC in the following cases:

(a)           financial indebtedness incurred by the financial sector and by the private, non-financial sector, except for primary issuances of publicly traded and listed debt securities;

(b)           primary issuances of shares by resident companies whose shares are neither registered for public offering nor listed in any self-regulated market, to the extent they do not qualify as “foreign direct investment”;

(c)           portfolio investments by non-residents to be applied to holdings of local currency and financial assets and liabilities in the financial sector and in the private, non-financial sector, to the extent they do not relate to the primary issuance of publicly traded and listed debt securities or publicly traded and listed shares issued by resident companies; and

(d)           portfolio investments by non-residents to be applied to the acquisition of rights in secondary markets concerning securities issued by the public sector.

On the basis of Resolution No. 365/2005 of the Ministry of Economy and Production, starting on June 29, 2005, inflows of funds resulting from the following transactions are also subject to the Deposit, pursuant to Communication “A” 4377:

(a)           Portfolio investments by non-residents to be applied to the primary subscription of securities issued by the Central Bank.

(b)           Proceeds from the sale of offshore assets by private sector residents, in an amount that exceeds U.S.$ 2,000,000 per calendar month, in the aggregate, of the institutions authorized to conduct foreign exchange transactions.

In addition, pursuant to Resolution No. 637/2005 of the Ministry of Economy and Production, starting on November 17, 2005, all inflows of funds into the local foreign exchange market intended for the subscription of primary issuances of notes, bonds or participation certificates issued by the trustee of a trust, whether or not admitted to public offering and regardless of their being listed in self-regulated markets, are required to comply with the Deposit insofar as the inflow of funds for the acquisition of any of the trust assets would be subject to the Deposit (pursuant to Communication “B” 8599).

For foreign currency inflows denominated in currencies other than U.S. Dollars, the foreign exchange rates to be considered upon determining the amount of the Deposit are those applicable to repurchase transactions at the close of the foreign exchange market as quoted by Banco Nación on the business day immediately preceding the date when the Deposit is made.  The following transactions are the main exceptions to the Deposit:

(1)           foreign currency settlements by residents resulting from foreign currency-denominated loans granted by local financial institutions;

(2)           inflows of foreign currency into the foreign exchange market due to direct investment contributions in Argentina (i.e., investments in real estate or ownership interests of at least 10% in the capital stock or voting rights of local companies) and sales of ownership interests in local companies to direct investors, to the extent certain documentation set forth by Communication “A” 4762 (as amended) is presented;

(3)           all types of inflows of funds into Argentina by Multilateral and Bilateral Credit Agencies and Official Credit Agencies (each as listed in the Exhibit to Communication “A” 4662, as amended by Communications “A” 4832 and “A” 5011) either directly or through their related agencies, insofar as such funds pertain to transactions conducted in full compliance with their purposes (pursuant to Communication “A” 4377);

(4)           financial indebtedness with non-resident creditors of the financial sector and of the private, nonfinancial sector, to the extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes and expenses, to: (i) the acquisition of foreign currency to repay external debt service and (ii) the formation of long-term offshore assets (pursuant to Communication “A” 4377);

(5)           financial indebtedness with non-resident creditors of the private, non-financial sector, to the extent the indebtedness has been incurred and repaid in an average term of not less than two years, including principal and interest payments, and the loan proceeds are applied to investments in non-financial assets (pursuant to Communication “A” 4377);

(6)           inflows into the foreign exchange market arising from repatriations of offshore assets of resident legal entities, when the proceeds from the sale of such assets are destined for the acquisition of non-financial assets as listed under Communications “C” 42303, 42884, 44670 and 46394;

(7)           inflows of funds into the foreign exchange market arising from repatriations of resident individuals’ and legal entities’ external offshore assets, when the proceeds from the sale of such assets are destined for new capital contributions into resident companies and such companies apply them to the acquisition of non-financial assets as listed in Communications “C” 42303, 42884, 44670 and 46394;

The following is a description of the main aspects of Argentine Central Bank regulations concerning inflows and outflows of funds in Argentina.

Inflows of Capital

Foreign indebtedness incurred by: (a) the private non-financial sector in connection with bonds and financial loans; and (b) the financial sector in connection with bonds, financial loans (including repurchases of securities), and offshore financial credit lines, is to be settled through the MULC (pursuant to Communication “A” 5265).

Debt issuances by the private (financial and non-financial) sector denominated in foreign currency, with principal and interest payments not solely payable in Pesos in Argentina are to be subscribed in foreign currency and the proceeds must be settled through the MULC (pursuant to Communication “A” 5265).

Transfer and settlement of such funds through the foreign exchange market must be conducted within a term of up to 30 calendar days as from the date of the disbursement abroad and are subject to the rules and regulations in force on the date the foreign currency is settled through the MULC (pursuant to Communication “A” 5265).

Any new financial indebtedness channeled through the MULC and any debt renewal with foreign creditors incurred by Argentine residents from the financial sector and from the private, non-financial sector must be agreed and maintained for terms of at least 365 calendar days as from the date of settlement of the funds or renewal of the debt, as applicable, and they may not be prepaid before the expiration of said term, irrespective of the manner of cancellation of the obligation to the foreign creditor and of whether such cancellation is effected with or without access to the MULC (pursuant to Communication “A” 5265).

Exempted from the provisions described in the preceding paragraph are the primary issuances of publicly traded and listed securities.

Outflows of Capital

Payment of Services

Remittances abroad for the payment of services rendered by non-residents are allowed (pursuant to Communication “A” 5264). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction, the type of service rendered and the amount to be transferred abroad. Additionally, certain items including, among others, royalties, patents and trademarks, technical or professional assistance and commercial commissions, may require previous authorization from the Argentine Central Bank in the following specific circumstances: (a) when the beneficiary is a person (natural or legal entity) (i) related to the local debtor either directly or indirectly or (ii) located in a tax haven jurisdiction (or when the payment abroad is performed in a tax haven jurisdiction), and (b) the contracts involved generate payments or new debt (in the same calendar year, at the foreign exchange local market concept code level and with respect to the debtor) in an amount of over U.S.$ 100,000 (pursuant to Communication “A” 5295).

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (pursuant to Communication “A” 5264), in accordance with the following terms: (1) if applicable regulations allow the repayment of the debt corresponding to such interest payment and if all general regulatory requirements related to principal repayment are met; (2) the settlement of the currency is made within five calendar days of the maturity date of each interest payment; (3) the payment is accrued at any time during the then-current interest period; and (4) as from the date of disbursement of the funds abroad and until settlement thereof through the MULC, access to the MULC is granted exclusively for the difference between the interest due and the profits from the funds deposited abroad.

Access to the MULC for payments of interest on debt are allowed for interest accrued as from the date of settlement of the foreign currency in the MULC, or the effective date of disbursement of the funds if they were credited in corresponding accounts of entities authorized to settle such funds through the MULC, within 48 business hours from the date of disbursement (pursuant to Communication “A” 5264).

In order to proceed with remittances abroad for payment of interest on debt of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602 dated May 7, 2002, and meets all other requirements set forth in Communication “A” 5264.

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited balance sheets (pursuant to Communication “A” 5264).

Financial Debt

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 365 calendar-day term as from the date of settlement of the loan proceeds or any other applicable minimum term this is imposed.

Access to the MULC for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private, non-financial sector is allowed, at any time within 10 business days prior to maturity, to the extent the applicable minimum stay-period has been complied with.

In addition, access to the MULC before such 10 business day term is allowed if the payment is entirely financed with funds intended for capital contributions, or the payment is entirely financed with new foreign loans granted by international financial institutions and agencies, official foreign credit agencies and foreign banks, and to the extent that: (i) such payment was expressly established as a condition to grant the new credits and (ii) such payment does not imply an increase in the current value of the foreign indebtedness of the debtor.

Finally, regarding access to the MULC for the payment of interest accrued on unpaid debts, or debts canceled simultaneously with the payment of interest, the purchase of foreign currency in the MULC may be completed in a period of not more than five business days prior to the due date of each installment of interest computed in arrears, excluding the possibility of calculating the amount on accrued interest.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662, as subsequently amended, published amended, as well as issued new, regulations applicable to access to the MULC by non-residents (as per the definitions contained in the IMF’s Balance of Payments Manual, fifth edition, chapter IV).

In this respect, no prior Argentine Central Bank approval is required for any of the following transactions conducted by non-residents, insofar as all the requirements imposed in each case have been met:

1.             Purchases of foreign currencies for remittances abroad, provided that the documentation prescribed by the previously mentioned regulations has been furnished, and in the examples stated below, when the transactions relate to, or pertain to collections in Argentina, of:

1.1.         financial indebtedness originating in external loans of non-residents;

1.2.         recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings, to the extent that the non-resident client has been recognized as a creditor by a final non-appealable decision of the court of such proceedings;

1.3.         repatriations of direct investments in companies in the private, non-financial sector, which are not the controlling companies of local financial entities, provided that the investor has maintained such direct investment for at least 365 calendar days, for the following purposes:

1.3.1.      sale of the direct investment;

1.3.2.      final liquidation of the direct investment;

1.3.3.      capital reduction decided by the local company; and

1.3.4.      reimbursement of irrevocable contributions by the local company;

Pursuant to Communication “A” 5237, direct investments disbursed as from October 28, 2011 need to be previously transferred into Argentina through the MULC to gain access to the MULC for repatriation.  This requirement is extended to direct investments related to purchases of local assets by non-residents from other non-residents directly or indirectly controlled by residents, if such local asset was acquired by the non-resident seller after October 27, 2011.  In the case of transfers of direct investments among non-residents, the inflow requirement is met if the non-resident seller transferred the funds into Argentina when the original investment was made, or if such transfer was not mandatory at that time (i.e., the investment was disbursed prior to October 27, 2011).

1.4.         collections of interest payments or sales proceeds of other portfolio investments (and their profits), provided that, in the aggregate, they do not exceed the equivalent of U.S.$ 500,000 per calendar month per individual or legal entity, in all of the entities authorized for dealing in foreign exchange, and provided further that the funds were transferred into Argentina through the MULC at least 365 days prior to the repatriation date. These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables;

1.5.         indemnifications awarded by local courts in favor of non-residents; and

1.6.         payments of Argentine imports.

2.             Purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662 (as amended and supplemented).

Any transactions not covered by Communication “A” 4662, as amended, are subject to prior Argentine Central Bank approval.

Formation of Offshore Assets by Residents

Communication “A” 5236, as amended, has amended and set forth new regulations, effective as from October 10, 2011, concerning access to the MULC for the formation of offshore assets, with and without specific allocation, by resident individuals and legal entities not authorized to deal in foreign exchange by certain trusts and other estates domiciled in Argentina, as well as by local governments.

Such regulations allow access to the MULC by Argentine residents for the formation of offshore assets when the regulatory requirements are met for each particular situation and the rest of the operations are subject to the previous authorization from the Argentine Central Bank.

Access to the MULC is allowed for the purchase of offshore assets with a specific application to local assets for the following transactions (pursuant to Communication “A” 5236, as amended by Communication “A” 5315):

1.             purchases of foreign currency by resident individuals and legal entities, certain trusts and other estates domiciled in Argentina, for its simultaneous application to the primary subscription in foreign currency of Argentine Government-issued securities;

2.             purchases of foreign currency bills by local governments for deposit in local accounts held in financial institutions in accordance with the conditions imposed on disbursements of loans granted by International Agencies;

3.             purchases of foreign currency bills for deposit in local bank accounts with the concept code “Purchase of foreign currency for its application to investment projects” immediately upon receiving the proceeds from the financings contemplated in Communications “A” 4785 and “A” 4970, and subject to compliance with the conditions set forth therein;

4.             purchases of foreign currency bills by state-owned companies and companies under the control of the government, and trusts set up with Argentine public sector funds, acquired for deposit in local accounts used as collateral, in order to guarantee letters of credit or other bank guarantees to secure imports of goods into Argentina, and insofar as the funds used for the purchase have been contributed by the Argentine Treasury and the remaining conditions set forth in paragraph 2.4 of the annex of Communication “A” 5236, as amended, have been met;

5.             purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that, as of the date of access to the MULC, have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal, and the remaining conditions set forth in paragraph 2.5 of the annex of Communication “A” 5236, as amended, must have been met as well);

6.             purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377, to the extent that foreign currency for the same amount has been received to that end; and

7.             purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.7. of the annex of Communication “A” 5236, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377.

With regard to the formation of offshore assets by residents without a mandatory specific subsequent application and without previous authorization from the Argentine Central Bank, and subject to prior approval by Argentine tax authorities as described below, the following items are contemplated in the applicable regulations (paragraph 4.2 of the annex of Communication “A” 5236):

                purchases of foreign currency, subject to a monthly limit of U.S.$2.0 million, in the aggregate, by the entities authorized to deal in foreign exchange, by trusts set up with contributions by the Argentine public sector, and by resident individuals and legal entities organized in Argentina, excluding (i) entities authorized to operate in foreign exchange, (ii) legal entities not registered as such with the Public Registry of Commerce, and (iii) other non-commercial entities, foundations and civil associations not registered in specific registers (excluding tax registers) required by law for such entities to perform their activities in Argentina, for the aggregate of the following items: real estate investments abroad, loans granted to non-residents, contributions pertaining to direct investments abroad by residents, portfolio investments abroad by individuals, other investments abroad by residents, portfolio investments abroad by corporations, purchases of foreign currency bills to be held in Argentina, and purchases of traveler’s checks and donations, in compliance with the following requirements: (a) the purchased foreign currency-denominated funds are not applied to purchases in the secondary market of securities issued by residents, or ADRs (or similar securities), or securities issued by non-residents and traded in Argentina; (b) when purchases in the calendar month exceed U.S.$5,000 and the amount acquired throughout the calendar year exceeds the equivalent of U.S.$250,000, the entity involved must verify that the amounts acquired are consistent with the assets as reported by the client to the tax authorities, or, if applicable, the existence of subsequent events that evidence the sale of assets generating the funds applied to the acquisition of foreign currency, or that the client has income during the calendar year that justifies the existence of the funds used; and (c) a statement by the client that there are no overdue and unpaid principal or interest payments on any type of debts to its creditors abroad (this requirement does not apply to the purchases of bills and traveler checks for amounts not in excess of the equivalent of U.S.$10,000 per calendar month, in the aggregate, by the entities authorized to operate with foreign exchange).

In addition, the institutions authorized to operate in foreign exchange may only conduct foreign exchange transactions involving sales of foreign currency to residents intended for portfolio investments abroad provided that the foreign currency is transferred to an account of the client that conducts the foreign exchange transaction opened at (a) a foreign bank organized in a member country of the Organization for Economic Co-operation and Development (the “OECD”) whose sovereign debt has been awarded an international rating not below “BBB,” or a foreign bank that consolidates its financial statements in the country with a local banking institution, (b) in a bank outside the country of permanent residence of an individual who is authorized to reside in Argentina as a “temporary resident” under the terms prescribed by section 23 of Migrations Law No. 25,871, or (c) in a financial institution that habitually engages in investment banking transactions and that has been organized in an OECD member country whose sovereign debt has been awarded an international rating not below “BBB.”  The foreign institution where the account is held, together with the client’s bank account number, must be entered in the relevant foreign exchange transaction ticket.

In the case of purchases of foreign currency bills and foreign currency for the aforementioned items, which in the aggregate exceed, in any given calendar month, the equivalent of U.S.$20,000 in all institutions authorized to operate in foreign exchange, the purchase of the excess funds must be conducted by debiting the funds from a sight bank account in the name of the client, transferred through an electronic payment medium (“MEP”) in favor of the participating entity from the client’s sight bank account, or paid by a check drawn from the client’s bank account.

The entities involved should also have a sworn statement by the client declaring that the foreign exchange transaction to be executed with the entity complies with the applicable monthly thresholds set forth by the regulations and that, at the date of accessing the MULC, the client has complied with all reporting requirements due within the previous 10 business days regarding foreign indebtedness (as set forth by Communication “A” 3602) and direct investments (as set forth by Communication “A” 4237).

Pursuant to Communication “A” 5245, dated November 10, 2011, all entities authorized to operate in foreign exchange must obtain prior approval by the Argentine tax authorities to execute any foreign exchange transactions on behalf of their clients, as set forth by the “Foreign Exchange Transaction Consult Program.”  Transactions by local governments, international organizations and institutional export credit agencies listed in Communication “A” 4662 (as amended and supplemented), diplomatic and consular offices and personnel, and local offices of certain foreign governments and international organizations, are exempted from the program.  The program is not applicable to the sale of foreign currency for purposes other than formation of offshore assets by residents.

Notwithstanding the regulations described above concerning the formation of offshore assets by Argentine residents without a necessary subsequent application of such assets to a specific purpose, Communication “A” 5318, in force as from July 6, 2012, suspended indefinitely all such regulatory provisions.

Capital Markets

Securities-related transactions carried out through stock exchanges and self-regulated securities markets must be paid for by one of the following methods: (a) in Pesos, (b) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions, or (c) through wire transfers against foreign accounts.  Under no circumstance shall the settlement of these capital markets transactions be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (pursuant to Communication “A” 4308). Additionally, Communication “A” 4864, in force as of November 3, 2008, further rules that the purchase and subsequent sale of securities in stock exchange and self-regulated markets require previous authorization from the Argentine Central Bank, unless the relevant securities have been kept in the seller’s portfolio for a minimum period of 72 business hours following the settlement of their purchase.

Report of Issuances of Securities and other Foreign Indebtedness of the Private Financial and Non-financial Sector

Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether Peso- or foreign currency-denominated) at the end of each quarter.  The debts incurred and repaid within the same calendar quarter need not be reported.

Direct Investments Report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina.  Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights.  The reporting requirements prescribed by this Communication “A” 4237 must be met on a bi-annual basis.

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

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering.  CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV’s control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden, Uruguay and the United Kingdom.  There is currently no tax treaty or convention in effect between Argentina and the United States.  It is not clear when, if ever, a treaty will be ratified or entered into effect.  As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident.  Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

Sale or other disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs.  Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year.  The ability to offset capital losses against ordinary income is limited.  Long-term capital gain recognized by an individual U.S. holder, generally is subject to taxation at a reduced rate.

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.  If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date.  It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes.  If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld.  A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances.  Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

Under the BCL, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting.  In addition, under the BCL, 5% of the net income for the fiscal year calculated in accordance with IFRS and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock.  This legal reserve is not available for distribution.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting.  Under the BCL, listed companies (such as us) may distribute provisional dividends or dividends in advance resulting from interim audited financial statements.

Under the BCL and our by-laws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (1) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (2) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (3) the remainder of the net income for the year may be distributed as dividends on common shares, and/or (4) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report in Form F-20, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Any SEC filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov.

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

Interest Rate Risks

The Company’s interest rate risk arises from its medium and long-term indebtedness. Indebtedness at floating rates exposes the Company to the interest rate risk on its cash flows, due to the possible volatility they may evidence.  Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they are considerably higher than variable rates.  As at December 31, 2012, approximately 84% of the loans were granted at a fixed interest rate. The remaining liabilities denominated in Pesos (financial loans and short-term securities) were agreed at floating interest rates, based on the badlar rates plus a spread which varies according to the contracted financial instrument. Approximately 92.2% % of the debt denominated in U.S. Dollars was issued at a fixed rate. The Company policy is to keep a high percentage of its indebtedness in instruments with fixed interest rates. The Company analyzes its interest rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest rate variation is used for all the currencies. These simulations are only made in the case of obligations representing the main positions generating interest.

The Company partly mitigates the risk generated by interest rates in different ways. In the case of rates denominated in Argentine Pesos, the risk resulting from the fluctuations in the badlar rates is partly offset by investing the funds in short-term instruments with a yield based or referenced on the badlar rate and by entering into interest rate hedge agreements (fixed-to-floating rate swaps). In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in the interest rate is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2012	12.31.2011	01.01.2011
Fixed interest rate:
Argentine pesos	224,620,786	407,254,165	195,253,227
U.S dollar	2,312,866,626	2,225,633,784	1,699,939,834
Subtotal loans granted at a fixed interest rate:	2,537,487,412	2,632,887,949	1,895,193,061
Floating interest rates:
Argentine pesos	274,899,515	354,438,908	344,924,401
U.S dollar	197,013,070	394,125,097	162,142,024
Subtotal loans granted at a floating interest rate:	471,912,585	748,564,005	507,066,425
Total	3,009,399,997	3,381,451,954	2,402,259,486

VCP – Interest rate swap

During the years 2010 and 2011, CPB conducted several derivative operations with local banks aiming to guarantee the interest rate in cash flows for interest payments of the debt service of CPB’s Class V VCP. As a whole, conducted swap contracts involved the collection of a floating interest flow based on the badlar rate and the payment of a fixed interest flow on a Ps. 50 million notional amount. This flow is the other side of the floating flow which CPB had to pay on account of the service of interest for such VCP. Thus, the company was hedged from increases in the badlar rate for the agreed term and notional amount.

During the year 2012, PEPASA conducted a derivative operation with Standard Bank Argentina aiming to guarantee the interest rate in cash flows for interest payments of the debt service of PEPASA’s Class III VCP. Conducted swap contracts involved the collection of a floating interest flow based on the badlar rate and the payment of a fixed interest flow on a Ps. 20 million notional amount. This flow is the other side of the floating flow which the company had to pay on account of the service of interest for such short-term amount. Thus, the company was hedged from increases in the badlar rate for the agreed term and notional amount.

Exchange Rate Risks

The Company, through its subsidiaries in the Generation segment, collects a meaningful portion of its revenues in Argentine Pesos pursuant to tariffs which are indexed to the U.S. Dollar, as is the case of revenues resulting from the Supply Agreement entered into among CTLL, EGSSA and the SE, and CTG’s Energy Plus agreements and the U.S.$2.5 /MWh margin that CTG and CPB collect for generation outside the Energy Plus scheme or for the assignment of own gas volumes.  The other part of its operating flows expressed in Argentine Pesos are not indexed to the U.S. Dollar, and comprise revenues from hydroelectric and thermal generators, the remuneration for power and the recognition of operating and maintenance costs of the generators which do not have Energy Plus or Supply Contracts with the SE pursuant to Resolution No. 220/07. Most operating costs are expressed in Argentine Pesos and are higher than income denominated in Pesos, thus absorbing a portion of the operating net flow denominated in U.S. Dollars. A significant part of the existing financial debt stock denominated in U.S. Dollars, is payable in Argentine Pesos indexed to the U.S. Dollar. Therefore, as regards Argentine Pesos-indexed flows, operating income is higher than debt service expenses. However, in terms of stocks, the Company is exposed to a risk of loss resulting from a devaluation of the Argentine Peso. Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash denominated in Pesos into U.S. Dollars and investing those funds abroad as permitted by the applicable Central Bank regulations, investing in instruments denominated in foreign currency, in Argentine Pesos indexed to the U.S. Dollar and entering into foreign currency forward contracts, it continues to suffer a substantial exposure to the U.S. Dollar on account of the potential impact a devaluation of the Argentine Peso may have on its stock net of financial debt.

In the Distribution segment, the Company collects revenues in Pesos pursuant to regulated tariffs which are not indexed to the U.S. Dollar, whereas a significant portion of its existing financial debt is denominated in U.S. Dollars, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine Peso. Although the Company currently seeks to partially hedge this risk by entering into foreign currency forward contracts, it continues to face a substantial exposure to the U.S. Dollar. The Company holds derivative financial instruments with the purpose of covering the exchange rate of cash flows it will have to pay on the upcoming interest maturity dates for its corporate bonds.

If the Company continues to face a meaningful exposure to the foreign currency risk in its Generation and Distribution segments, any devaluation of the Argentine Peso may significantly increase its debt service burden which, in turn, may have a material adverse effect on its cash position and financial condition (including its capacity to satisfy payments when due under the different corporate bonds issued) and the results of its operations.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

Net asset (liability) position	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(2,590,994,190)	(2,730,333,887)	(1,000,370,164)
Euros	2,100,801	9,828,148	6,522,611
Brazilian real	-	4,576	-
Sterling Pound	(171,967)	6,627	-
Norwegian kroner	-	(701,346)	-
Swiss francs	(1,163,343)	-	(1,346,691)
Uruguayan peso	(151,726)	-	-
Total	(2,590,380,425)	(2,721,195,882)	(995,194,244)

Corporate Notes – Cash flows swap

In November 2010, Edenor carried out a derivative financial instrument transaction with JP Morgan Chase Bank N.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that Edenor must pay on the interest payment dates of its financial debt, arising from its Class 9 fixed rate corporate notes for up to U.S. $230.301 million, due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, considering the potential for fluctuations in foreign currency exchange rates.

Additionally, in April 2011, the Company carried out a derivative financial instrument transaction with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issuance of Class 9 fixed rate corporate notes for up to U.S. $69.7 million, payable on October 25, 2011, April 25, 2012 and October 25, 2012.

Forward transactions – U.S. Dollar Futures

During the years ended December 31, 2010 and 2011, the Company entered into derivative financial instruments transactions called “forward transactions,” aiming to cover the risk generated by fluctuations in the U.S. Dollar exchange rate. These forward transactions consisted mainly of purchases of U.S. Dollar futures contracts from ROFEX through the Rosario forward market. The purpose of these transactions was to reduce the risk resulting from future increases in the exchange rate for U.S. Dollars, the currency in which the majority of the Company’s debt has been issued.

As of December 31 and January 1, 2011, the U.S. Dollar consolidated purchasing position amounted to U.S. $29.5 million and U.S. $38 million, respectively, with a contracted average exchange rate of Ps. 4.44 and Ps. 4.38 per/ U.S. Dollar, respectively, maturing between January and June 2012, and January and May 2011, respectively.

The Company did not conduct any new forward transactions during 2012. All positions that remained open as at December 31, 2011 were closed or matured during the year 2012.

Sensitivity Analysis Disclosures

The Company estimates that, provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine Peso would generate the following increase/(decrease) in the fiscal year’s income:

Increase (decrease) of the gain (loss) for the year	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(259,099,419)	(273,033,359)	(100,037,023)
Euros	210,080	982,815	652,261
Brazilian real	-	458	-
Sterling Pound	(17,197)	663	-
Norwegian kroner	-	(70,135)	-
Swiss francs	(116,334)	-	(134,669)
Uruguayan peso	(15,173)	-	-
Total	(259,038,043)	(272,119,559)	(99,519,431)

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/ (decrease) in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2012	12.31.2011	01.01.2011
Floating interest rates:
Argentine pesos	(4,232,495)	(7,603,604)	(4,690,880)
U.S dollar	(440,391)	(2,947,193)	(848,624)
Increase of the loss for the year	(4,672,886)	(10,550,797)	(5,539,504)

Quantitative Disclosure

The chart below provides quantitative information about our financial debt as of December 31, 2012, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

								Estimaded
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in million of Ps.)
Short and Long Term Debt
Denominated in US$:
Fixed Rate	333.7	181.6	480.0	127.8	93.4	1,232.6	2,449.2	2,089.6
Average interest rate (%)							10.4%

Variable rate	0.4	39.0	19.5	-	-	-	59.0	59.0
Average interest rate (%)							7.5%

Total	334.1	220.7	499.5	127.8	93.4	1,232.6	2,508.1	2,148.6

								Estimaded
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Short and Long Term Debt
Denominated in Ps.:
Fixed Rate	186.1	24.9	14.7	-	-	-	225.6	225.6
Average interest rate (%)							19.1%
Variable rate	252.3	23.3	-	-	-	-	275.6	275.6
Average interest rate (%)							18.6%

Total	438.4	48.2	14.7	-	-	-	501.3	501.3

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

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• U.S. $ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S. $ 0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by you if the Company distributes shares and you deposit the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S. $ 0.02 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From January 1, 2012 to the date of this annual report, the Company received from the depositary U.S. $ 246,567. for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

 (a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2012 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their report which appears herein.

(c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

Until the Shareholders meeting held on April 26, 2013, the “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act, was Carlos Tovagliari and since such date, our  board of directors has determined that Marcelo P. Blanco, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

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

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2012 and 2011.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co S.R.L and the fees billed for those services:

	At December 31,
	2012	2011
	(in thousands of Ps.)

Audit Fees (1)	11,008.6	6,880.4
Audit-related Fees (1)	1,505.4	1,466.2
Tax Fees (1)	196.4	188.9
Other non-audit Fees (2)	226.0	460.2
Total	12,936.4	8,995.8

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2012 by us or on our behalf, or by or on behalf of any affiliated purchaser.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

Among the corporate governance principles that are applicable at Pampa Energía S.A.  are several provisions of Argentine law, including, but without limitation: (i) the Argentine Business Companies Law, No. 19,550, as amended (the “BCL”); (ii) the regulations of the CNV approved by the CNV’s General Resolution No. 570/2001 (the “Regulations”), (iii) the Capital Markets Law No. 26,386 (the “CML”); and (iv) the Corporate Governance Code, CNV’s General Resolution No. 606/2012 (the “CGC”).

In addition, we follow certain corporate governance guidelines and practices that prevail in the international markets and in international regulations applicable to us (sometimes mandatory), including United States law. On August 27, 2009, we registered with the Securities and Exchange Commission (“SEC”) as a “foreign private issuer” and began to trade its American Depositary Shares on the NYSE.

Thus, we are subject to the provisions of Section 303A.11 of the NYSE’s Listed Company Manual (“LCM”) and item 16.G of Form 20-F of the SEC, which require foreign issuers to disclose the differences existing between their corporate governance practices and the corporate governance requirements for U.S. domestic companies under their applicable listing standards. The following table provides the comparison required under the aforementioned Section 303A.11 of the NYSE LCM and item 16.G of the SEC’s Form 20-F:

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

The CNV’s Regulations, specifically Section 11, Chapter III, Book I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings 2 in the company or of other companies whose shareholders have direct or indirect material holdings;

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

2 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 35% of a company’s capital stock.

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
Section 303A.03	This rule requires regularly scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

Argentine law does not require that non-executive directors hold separate meetings. Non-executive directors attend the general board meetings, which must be held at least every three months pursuant to Section 267 of the BCL. Notwithstanding the aforementioned, our by-law in article 20 thereof, set forth that the board meetings must be held at least once a month.

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

We have determined not to organize an Appointment and Corporate Governance Committee because its functions are already covered by the Audit Committee. Additionally and with respect to corporate governance matters, the Legal and Compliance Corporate Department of Pampa Energía S.A. oversees this area.

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

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Ricardo Alejandro Torres, Co-Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gustavo Mariani, Co-Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: April 30, 2013

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS THEN ENDED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía

Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, Pampa S.A.) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, April 30, 2013

PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Properties, plant and equipment	8	6,023,903,432	5,847,071,944	5,925,219,184
Intangible assets	9	1,808,511,175	1,791,802,004	977,740,846
Biological assets	10	1,976,109	1,935,511	-
Investments in joint ventures	12	192,315,761	222,219,616	239,223,212
Investments in associates	13	132,546,155	130,251,204	-
Financial assets at fair value through profit and loss	14	303,798,950	553,768,412	66,680
Deferred tax asset	29	87,532,301	116,574,172	49,288,772
Trade and other receivables	16	421,964,016	342,191,671	312,132,332
Inventories	17	-	-	638,632
Total non current assets		8,972,547,899	9,005,814,534	7,504,309,658

CURRENT ASSETS
Inventories	17	103,330,353	60,421,699	29,572,988
Biological assets	10	497,255	99,003	-
Infrastructure under construction	18	84,465,694	45,504,000	-
Derivatives financial instruments	19	-	1,315,707	5,911,977
Financial assets at fair value through profit and loss	14	113,404,707	72,698,858	520,771,740
Financial assets at amortized cost	15	-	-	69,143,552
Trade and other receivables	16	1,541,543,369	1,373,557,822	1,048,427,676
Cash and cash equivalents	20	279,881,871	345,118,745	425,461,332
Total current assets		2,123,123,249	1,898,715,834	2,099,289,265
Assets classified as held for sale	44	235,196,934	1,183,952,808	120,563,631
Total assets		11,330,868,082	12,088,483,176	9,724,162,554

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011	01.01.2011
SHAREHOLDERS´ EQUITY
Share capital	21	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital		1,018,352,216	1,536,759,469	1,535,823,222
Reserve for directors’ options		250,405,701	241,460,349	232,514,997
Legal reserve		-	27,396,793	27,396,793
(Accumulated losses) Retained earnings		(771,796,574)	(667,906,366)	73,488,971
Other comprehensive income (loss)		(10,753,372)	(12,650,920)	(8,312,639)
Equity attributable to owners		1,800,518,866	2,439,370,220	3,175,222,239
Non-controlling interest		529,720,732	1,327,964,340	1,035,601,544
TOTAL EQUITY		2,330,239,598	3,767,334,560	4,210,823,783

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	24	2,231,163,921	1,568,886,646	1,036,585,054
Borrowings	25	2,218,483,028	2,487,650,894	1,767,495,683
Deferred revenues	26	264,427,265	174,796,000	-
Salaries and social security payable	27	17,460,281	23,584,607	19,277,000
Defined benefit plans	28	120,902,649	103,634,036	74,235,365
Deferred tax liabilities	29	635,967,606	821,124,172	832,427,753
Taxes payable	30	46,802,119	45,675,917	46,664,204
Provisions	21	85,527,822	69,975,102	11,326,505
Total non current liabilities		5,620,734,691	5,295,327,374	3,788,011,564

CURRENT LIABILITIES
Trade and other payables	24	1,687,958,984	1,082,963,093	663,304,858
Borrowings	25	790,916,969	893,801,060	634,763,803
Salaries and social security payable	27	447,870,658	324,900,133	201,190,096
Defined benefit plans	28	21,846,945	14,888,746	2,790,226
Taxes payable	30	263,804,006	196,282,111	158,048,638
Derivatives financial instruments	19	-	-	7,253,000
Provisions	21	11,659,708	11,399,017	57,976,586
Total current liabilities		3,224,057,270	2,524,234,160	1,725,327,207
Liabilities associated to assets classified as held for sale	44	155,836,523	501,587,082	-
Total liabilities		9,000,628,484	8,321,148,616	5,513,338,771
Total liabilities and equity		11,330,868,082	12,088,483,176	9,724,162,554

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011

Sales	34	7,564,657,834	5,819,603,587
Cost of sales	35	(6,981,981,585)	(5,122,723,066)
Gross profit		582,676,249	696,880,521

Selling expenses	36	(491,467,396)	(330,941,108)
Administrative expenses	37	(515,138,364)	(411,576,064)
Other operating income	38	197,488,100	137,981,305
Other operating expenses	38	(149,667,015)	(81,101,112)
Loss of joint ventures	12	(31,020,306)	(14,605,490)
Share profit of associates	13	2,294,951	19,779,284
Impairment of properties, plant and equipment	6, 8 and 46	(108,283,569)	(557,668,671)
Impairment of intangible assets	6 and 9	-	(90,056,095)
Profit of acquisition of subsidiaries	42	-	505,936,374
Operating loss		(513,117,350)	(125,371,056)

Financial income	39	154,955,476	94,850,296
Financial cost	39	(598,060,550)	(499,786,981)
Other finance results	39	(202,778,016)	(146,267,806)
Financial results, net		(645,883,090)	(551,204,491)
Loss before income tax		(1,159,000,440)	(676,575,547)

Income tax	29	101,797,999	(37,380,680)
Loss for the year from continuing operations		(1,057,202,441)	(713,956,227)

Discontinued operations	44	(22,367,342)	(105,974,775)
Loss for the year		(1,079,569,783)	(819,931,002)

Total loss of the year attributable to:
Owners of the company		(649,694,254)	(741,395,337)
Non - controlling interest		(429,875,529)	(78,535,665)
		(1,079,569,783)	(819,931,002)

Total loss of the year attributable to the equity holders of the company during the year:
Basic loss per share from continuing operations		(643,812,349)	(688,987,406)
Diluted loss per share from continuing operations		(5,881,905)	(52,407,931)
		(649,694,254)	(741,395,337)

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Actuarial gains (losses) related to defined benefit plans	28	4,779,095	(13,045,268)
Income tax related to actuarial gain related to defined benefit plans	29	(1,672,683)	4,565,845
Loss of joint ventures	12	(67,114)	(2,398,106)
Other comprehensive income (loss) of the year		3,039,298	(10,877,529)
Total comprehensive loss of the year		(1,076,530,485)	(830,808,531)

Total comprehensive loss of the year attributable to:
Owners of the company		(647,796,706)	(745,733,618)
Non - controlling interest		(428,733,779)	(85,074,913)
		(1,076,530,485)	(830,808,531)

Loss per share attributable to the equity holders of the company during the year
Basic and diluted loss per share from continuing operations	40	(0.4898)	(0.5242)
Basic and diluted loss per share from discontinuing operations	40	(0.0045)	(0.0399)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital (Note 21)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	(8,312,639)	73,488,971	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Dividends attributables to non controlling interest	-	-	-	-	-	-	-	(33,626,805)	(33,626,805)
Acquisitions of companies	-	-	-	-	-	-	-	230,040,000	230,040,000
Additional purchase of non-controlling interests	-	936,247	-	-	-	-	936,247	(12,261,312)	(11,325,065)
Companies acquired sales agreements	-	-	-	-	-	-	-	183,949,000	183,949,000
Others variation in non controlling interest	-	-	-	-	-	-	-	9,336,826	9,336,826
Loss of the year	-	-	-	-	-	(741,395,337)	(741,395,337)	(78,535,665)	(819,931,002)
Other comprehensive earing of the year	-	-	-	-	(4,338,281)	-	(4,338,281)	(6,539,248)	(10,877,529)
Total comprehensive loss of the year	-	-	-	-	(4,338,281)	(741,395,337)	(745,733,618)	(85,074,913)	(830,808,531)

Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560

Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Shareholders’ meeting 04.27.2012
- Release of legal reserve	-	-	-	(27,396,793)	-	27,396,793	-	-	-
- Additional paid-in capital absorption	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Dividends attributables to non controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non controlling interest from discontinuing operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non controlling interest	-	-	-	-	-	-	-	(16,540,703)	(16,540,703)
Loss of the year	-	-	-	-	-	(649,694,254)	(649,694,254)	(429,875,529)	(1,079,569,783)
Other comprehensive earing of the year	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Total comprehensive loss of the year	-	-	-	-	1,897,548	(649,694,254)	(647,796,706)	(428,733,779)	(1,076,530,485)

Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,720,732	2,330,239,598

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Loss of the year		(1,079,569,783)	(819,931,002)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax		(101,797,999)	37,380,680
Interest accruals	39	345,227,759	315,872,627
Depreciations and amortizations	35, 36 and 37	400,746,404	387,856,556
Impairment of properties, plant and equipment	8	108,283,569	557,668,671
Impairment of intangible assets	9	-	90,056,095
Reserve for directors’ options	37	8,945,352	8,945,352
Setting up of provisions, net		78,540,658	60,238,601
Result from repurchase of financial debt	39	(21,451,233)	(6,732,659)
Share loss of joint arrangements and associates	12 and 13	28,725,355	(5,173,794)
Accrual of defined benefit plans	11, 12 and 13	39,407,416	19,895,480
Foreing currency exchange difference	39	345,852,323	182,011,106
Proceeds from current value measurement	39	70,600,761	(551,145)
Changes in the fair value of financial instruments	39	(191,938,160)	(30,637,693)
Profit of acquisition of subsidiaries	42	-	(505,936,374)
Other		28,291,035	(25,730,748)
Discontinued operations		246,227,048	200,485,339
Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(195,431,949)	(85,228,570)
Increase in inventories		(42,809,651)	(14,061,709)
(Increase) Decrease in intangible assets		-	-
(Increase) Decrease in other assets		-	-
Increase in trade and other payables		697,792,173	110,349,040
Increase in deferred revenues		89,630,265	157,338,000
Increase in salaries and social security payable and defined benefit plans		113,774,266	128,203,104
(Decrease) Increase in taxes payable		(10,523,565)	6,531,083
(Decrease) Increase in provisions		(12,475,743)	11,839,382
Increase by founds obtained of the program of rational use of energy		423,799,269	399,557,474
Dividend paid to third parties by subsidiaries		(25,391,428)	(43,823,701)
Net cash generated by operating activities		1,344,454,142	1,136,421,195

Cash flows from investing activities:
Purchases of property, plant and equipment		(651,550,245)	(674,984,555)
Purchases of intangible assets		(85,686,257)	(172,120,000)
Purchases of infrastructure under construction		(38,961,694)	(45,504,000)
Purchases of biological assets		(602,651)	-
Purchases of financial assets at fair value through profit and loss		(689,647,868)	(549,411,792)
Acquisition of investments in subsidiaries		-	(569,997,676)
Loans		(15,377,055)	-
Proceeds from loans		1,573,036	-
Proceeds from sale of financial assets		788,038,242	483,804,623
Proceeds from the sale of property, plant and equipment and other assets		-	918,291
Proceeds from discontinued operations		100,616,301	-
Capital contribution in joint ventures		(198,565)	-
Decrease in derivatives financial instruments		(1,864,000)	-
Decrease in restricted financial assets		-	87,765,118
Discontinued operations		(200,839,318)	(275,685,743)
Net cash used in investing activities		(794,500,074)	(1,715,215,734)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Cash flows from financing activities:
Dividends paid		-	(18,111,204)
Proceeds from borrowings		317,495,166	1,322,604,914
Payment of borrowings		(875,375,944)	(993,786,066)
Payment of repurchase of financial debt		(88,546,372)	-
Variation in non-controlling interest		(5,811,237)	-
Discontinued operations		(39,919,383)	84,587,842
Net cash (used in) generated by financing activities		(692,157,770)	395,295,486

Financial results generated by cash and cash equivalents		76,966,828	103,156,466

DECREASE IN CASH AND CASH EQUIVALENTS		(65,236,874)	(80,342,587)

Cash and cash equivalents at the beginning of the year	20	345,118,745	425,461,332
Cash and cash equivalents at the end of the year	20	279,881,871	345,118,745

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012 and 2011

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

GLOSSARY OF TERMS

The following definitions are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AESEBA	AESEBA S.A.
AFIP	Argentine tax authorities
APACHE	Apache Energía Argentina S.R.L.
Banco de Galicia	Banco de Galicia y Buenos Aires S.A.
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BLL	Bodega Loma La Lata S.A.
BST	Banco de Servicios y Transacciones S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CIADI	International Centre for Settlement of Investment Disputes
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CGU	Cash-Generating Unit
CNDC	National Antimonopoly Office
CNV	National Securities Commission
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
CTLL	Central Térmica Loma La Lata S.A.
CVP	Variable Production Cost
CYCSA	Comunicaciones y Consumos S.A.
DESA	Dolphin Energía S.A.
DFSA	Dolphin Finance S.A.
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EDESA	Empresa Distribuidora de Energía de Salta S.A.
EDESAL	Empresa Distribuidora San Luis S.A.
Edesur	Empresa Distribuidora Sur S.A.
EGSSA	EMDERSA Generación Salta S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
ENARGAS	National Gas Regulatory Agency
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A.
ES	Energy Secretariat
ESED	Empresa de Sistemas Eléctricos Abiertos S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund of Electricity
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FREBA	Regional Electricity Forum of Buenos Aires Province
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
IEASA	IEASA S.A.
IISA	Inversora Ingentis S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDISA	Inversora Diamante S.A.
Ingentis	Ingentis S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
VAT	Value Added Tax
CVI	Cost Variation Index
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
MIVySP	Ministry of Infrastructure of the Province of Buenos Aires
NYSE	New York Stock Exchange
OCEBA	Control Agency Electric Power of the Province of Buenos Aires
OED – CAMMESA	Agency in charge of dispatch
PEPASA	Petrolera Pampa S.A.
PG	Pampa Generación S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PRESA	Pampa Real Estate S.A.
PUREE	Rational Use of Electricity Programme

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
PYSSA	Préstamos y Servicios S.A.
RT	Technical Resolutions
RTI	Comprehensive Tariff Review
RTT	Temporary Tariff Regime
SADI	Argentine System of Interconection
SEC	Securities and Exchange Commission
SIESA	Salta Inversiones Eléctricas S.A.
TGS	Transportadora de Gas del Sur S.A.
The Company/Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UNIREN	Unit for the Renegotiation and Analysis of Utility Contracts
VAD	Value Added Distribution
VCP	Short-term securities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company through Transener joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,656 km of lines of its own, as well as 6,158 km of high-tension lines belonging to Transba. Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Edenor and its indirectly controlled subsidiary EDEN, distributes electricity among over 3 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

Generation

The Company generate energy which, through the SADI is directly sold to the WEM at prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose CVP is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the MAT through agreements executed by the parties and in accordance with the regulations established by the ES.

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at December 31, 2012 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

In this sense, on August 30, 2012, the Company and its subsidiary generating companies received a request for information from the Strategic Planning and Coordination Committee of the Hydrocarbon National Investment Plan aiming to further a new regulatory model contemplating a remuneration scheme which may guarantee and/ or promote generation availability. It should be pointed out that the Company and its subsidiaries have timely and properly submitted all documentation required by the authorities.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

a.     Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set prices on the WEM and determines that the maximum CVP recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

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

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years, this fund underwent an ongoing definancing.

b.     Receivables from WEM generators

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

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under LVFVDs.

As of December 31, 2012 and 2011 and January 1, 2011 the Company and its controlled companies from the generation segment register LVFVDs which, together with accrued interest and net of all applicable collections and assignments, amount to a total Ps. 410.4 million, Ps. 336.9 million and Ps. 300.6 million and are made up as detailed in subsections c), d), k) y l) then exposed.

c.     FONINVEMEM

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

During the months of January and February of the year 2010, the Manuel Belgrano and San Martin power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its subsidiary generating companies started collecting the first of the 120 stated installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its generation segment subsidiaries  have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2012 and 2011 and January 1, 2011, without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 78.5 million, Ps. 69.6 million and Ps. 74.7  million approximately, respectively.

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

Based on the investment projects presented by CTLL, on June 20, 2008 by means of Brief No. 615, the ES considered verified the proposal and instructed the OED to pay the 2007 LVFVD, which had been duly collected.

d.     Supply Commitment Agreements – ES Resolution No. 724/08

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

Under this resolution, on December 9, 2008 CTLL entered into a Master Agreement with the ES for the conversion of its power generating plant to a Combined Cycle plant, pursuant to which undertook to conduct the expansion project. Aditionally, this agreement allow other WEM’s generators to recover their consolidated receivables from subsection c), ES Resolution No. 406/03, as long as such funds are allocated to the previously mentioned expansion project.

Furthermore, on April 14, 2009, CTLL entered into a Supply Agreement with CAMMESA under the ES Resolution No. 724/08 and according to the agreement with the ES in the Master Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Under such agreements, CTLL has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of December 31, 2012, depending on the cancellations of receivables made by CAMMESA, cessions have been perfected for an amount of Ps. 62.2 million.

As of December 31, 2012 and 2011 and January 1, 2011,, accumulated LVFVD object of the abovementioned assignment, add up to approximately Ps. 234.2 million, Ps. 207.5 million and Ps. 190.9 million, respectively.

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of generation segment fall within the scope of provisions of the previously mentioned Master Agreement entered into between the ES and CTLL.

As at the date hereof, CTLL has filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009. After all administrative remedies have been exhausted, a judicial proceeding may be brought..

e.     Energy Plus - ES Resolution No. 1281/06

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

-               Large Users with a demand over 300 KW will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-               The new energy consumed by Large Users with a demand over 300 KW over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

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

Together with the approval by the Ministry of Federal Planning, Public Investment and Services of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 96.5 MW.

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the Operating Marginal Cost which, during the July 12, 2011 week, amounted to Ps. 642.58/MWh.

CTG has current Power Availability Agreements in force with other generators, including TermoAndes S.A., GENELBA S.A., Generación Mediterránea S.A. and SOLALBAN Energía S.A., whereby it can purchase energy from said generators to perform its contracts in case of unavailability of its LMS 100 unit, which is fully committed to Energy Plus service contracts. Thus, CTG substantially limits the risk resulting from having to purchase energy in the Spot Market at a price equivalent to the Operating Marginal Cost.

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by clients, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 57.24/MWh to US$ 59.61 MWh.

Furthermore, the Company has entered into power availability agreements with the above mentioned generating agents whereby CTG acts as the selling party, supporting generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by clients).

f.      MEM Supply Agreements – ES Resolution No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the ES passed Resolution No. 220/07, which empowers CAMMESA to enter into “WEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the Steam Turbine unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the steam turbine may be marketed thereunder.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

g.     ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

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

h.     Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./Mwh, shall be increased in accordance with the consumed liquid fuel, by:

•              Gas-oil / Diesel Oil Generation: 8.61 Ps./Mwh

•              Fuel Oil Generation: 5.00 Ps./Mwh

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below Ps. 5/MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010, described later in subsecion k), until 1 January, 2012, the date on which the agreement was suspended, as is mentioned in subsection referred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

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

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 Ps./bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier. It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300/11. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381/08 set. Therefore, as at the date hereof it is impossible for Central Piedra Buena S.A. (“CPB”) to acquire fuel oil since domestic market prices are much higher than the costs CAMMESA will be recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow. In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

i.      Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the Operated Marginal Cost on the WEM.

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

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as each company can perform the more energy efficient allocations of said fuel.

Additionally, Note No. 7584/10 considers the effect of the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market, these agreements will not be affected by the provisions of the Note.

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

Similarly to the provisions of Note No. 7584/10 and base on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012. Through ES Note No. 7469, CAMMESA was instructed to continue applying the stated mechanism until April, 2013.

j.      Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

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

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating segment companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

In this context and in order to instrument the Agreement 2008-2011, on April 1, 2011, the Company and its subsidiary generating segment companies entered into a new agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project consists of two stages and a total installed power of 45 MW.

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

Balances accumulated by LVFVDs corresponding to the year ended December 31, 2011 and allocated to the 2008 – 2011 Agreement, plus all accrued interest, amount to Ps. 57.9 and Ps. 28.5 million as of December 31, 2012 and 2011 respectively. As the issuance hereof, no LVFVDs have been cancelled pursuant to the provisions of the Instrumentation Agreement.

The Company and its subsidiary generating segment companies have filed the applicable administrative claims with the relevant authorities so that is effected the cancelations of LVFVDs derived from the implementation of the 2008 – 2011 Agreement and the Instrumentation Agreement for the execution of the first stage of the project.

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

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Since these instructions imply a breach of the commitments undertaken by the ES, the Company and its subsidiaries have filed the applicable administrative claims. Once they have been exhausted, legal actions may be instituted.

The economic impact of the application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items resulted in revenues from sales for the Company and its subsidiaries amounting to Ps. 118.6 million during the fiscal year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to the challenges to the documents for the economic transactions conducted in January 2012 filed by the Generating Agents (including the Company) for not contemplating the stated remunerative items, on August 31, 2012 the ES sent to CAMMESA Note No. 5307/12 ratifying the terms of Note No. 495/12 and stating that different analyses are currently being conducted aiming to continue developing actions to further and/ or guarantee the generation availability.

In response to the challenges filed by the Company and its subsidiary generating segment companies to Note No. 495/12 and to the documents evidencing the economic transactions conducted in January 2012, the ES sent several notes ratifying this note to each of the generating subsidiaries. The Company and its subsidiaries have filed the appropriate administrative claims to enforce their rights.

k.     LVFVD corresponding to the year ended December 31, 2012

During the year ended December 31, 2012, the Company and its subsidiary generating companies have recorded LVFVDs in the amount of Ps. 39.8 million, including accrued interest. As at the issuance hereof, CAMMESA has not issued a decision on the procedure to cancel said receivables.

l.      Supply of natural gas considered “Gas Plus” for generation purposes

Through Note No. 3456/12, the ES introduced certain modifications to the conditions applied to Gas Plus supply for generation purposes.

This Note contemplates two situations:

i)      generators who owned an approval of their Energy Plus project with supply of natural gas under the Gas Plus Program;

ii)     other generators who hire Gas Plus based on their needs.

Regarding the first case, the ES understood that volumes hired under Gas Plus system, should be accepted by CAMMESA as long as the price was not higher than the recognized by this entity.

As regards the second case, while purchases were made at the maximum price approved for the Gas Plus project, such volumes should be hired at the value recognized by CAMMESA or, if lower, at the maximum value of the specific project.

Additionally, it set forth that in such cases CAMMESA will have a priority right on the hiring of Gas Plus with the specific producer. The drawing of the Note is not clear as to such priority corresponds just to the first case or also to the second one.

Afterwards, CAMMESA disposed that the higher value to be acknowledged it amounts to US$ 5.20/MMBTU and it should be recognized for any other case which not reaches the characteristics mentioned above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Later, by Note B-73079-1, CAMMESA informed thermal generators of such note and provided an interpretation of those disposals. In brief, it understood that the maximum price to be recognized in each case will be US$ 5.20/MMBTU and that for those proposals to member the mechanism set forth by ES Note No. 7585/11 not expressly so far approved, the generator should inform the applicable producer(s) of the provisions in the commentary Note in other to they may offer to CAMMESA the previously agreed volumes with the generator.  CAMMESA note does not make any distinction regarding the purchase priority among cases stated in i) and ii) above.

The Association of Electric Power Generators of the Republic of Argentina sent a note to the ES with certain considerations whit the purpose of this authority should clarify the concepts stated in its note regarding CAMMESA statements.

Later, through Note No. 4377/12, the ES instructed CAMMESA to include within the assumption indicated in i) above the generating units supporting commitments undertaken in the WEM Supply Agreements entered into pursuant to ES Resolution No. 220/07, the Company units being comprised within this situation.

As at the date hereof, neither the recognition of Gas Plus costs nor the conditions for the provision of this fuel to support the Company’s WEM Supply Agreements have been modified. Should substantial modifications apply in this respect, the Company will evaluate the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of CTLL Combined Cycle”, the “MEM CTLL– CAMMESA Supply Agreement ” and the “MEM EGSSA - CAMMESA Supply Agreement”

m.   Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large clients of the WEM’s Forward Market as at December 31, 2012 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large clients of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and power (1)	592,824,556	515,356,035	77,468,521

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Transmission

Tariff situation

In May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the concession contracts, which were ratified by Decrees of the Executive Branch in November, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI was scheduled to be performed to determine a new tariff system for Transener and Transba, which should have become effective in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

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

However, as of the date of these consolidated financial statements, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Moreover, and as a result of the increase in labor and operating costs, which have been recorded since 2004, Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, and subject to a partial adjustment into account the outcome of the RTI provisions from july 1, 2008, through ENRE resolutions No. 327/08 y 328/08, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

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

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the june 2005 – november 2010 period, as of January 17, 2011, amounting to Ps. 294.1 million and Ps. 19.1 million, respectively.

Under the  Agreement Complementary,  on May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans would be destined to operation and maintenance operations and to the investment plan for the year 2011, and would be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these covenants with the National Government have been delayed since as at December 31, 2011 —the Agreement’s expiration date— the amounts received by CAMMESA were lower than 21% of the amounts stipulated in the Addendum II, and since no amounts have been received for the remuneration adjustment which should have applied since December 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolution No. 328/08 and 327/08, without taking into consideration the values informed by the ENRE to the SE through Note No. 99,868 dated June 21, 2011, No. 102,539 dated January 19, 2012 and No. 102,731 dated January 6, 2012, pursuant to Section 1.b of the Complementary Agreement.

Therefore, the remuneration adjustment as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been repeatedly requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so as to fulfill the obligations within the term stipulated in the Complementary Agreements.

On march 19, 2012, the ES instructed CAMMESA to make the calculation of the amounts owed to Transener and Transba for cost variations during the December 2010 – December 2011 period, including the corresponding interest, the extension of the Loan and Receivables Assignment Agreement with the amounts resulting from the calculations practiced by ENRE for such period still pending extension.

On May 22, 2012, CAMMESA sent the results of these calculations to the ES. These results have been challenged and sent to the ES by Transener and Transba by DG Note No. 46/12 dated june 28, 2012. As at the date hereof, the extension of the Loan and Receivables Assignment Agreement is still pending.

In the month of March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement, to wit: (a) a complaint so that the ES may send to CAMMESA the payment balance for the June 2005 – November 2010 period pursuant to the Loan Agreement executed with CAMMESA; (b) a complaint seeking that the ES should instruct CAMMESA to extend the Loan Agreement for the differential in the December 2010 – December 2011 period between the remuneration settled pursuant to ENRE Resolutions No. 327/08 and 328/08 and the remunerative values determined in the Complementary Agreement, and should provide the funds for the disbursements; (c) a claim for legal protection under the right of amparo against ES so that the Cost Variation Index (“CVI”) already calculated and informed by the ENRE through Notes No. 102,539 and 102,731; be approved and so that the ES should instruct CAMMESA to extend the Loan Agreement and provide the funds for the disbursements; and (d) a claim for legal protection under the right of amparo so that the ENRE may instruct CAMMESA to settle, as from January 2012, the remuneration considering the remunerative values established in the Complementary Agreement.

On July 16, 2012, Transener and Transba received a copy of ES Note No. 4,309 whereby the ES instructed CAMMESA to execute with such companies a third Addendum to the loan and receivables assignment agreement increasing the amounts to Ps. 231.8 and Ps. 98.2 million, respectively (which amounts were in turn informed by CAMMESA to the ES through Note B-70754-1).

Notwithstanding the foregoing, the ES stated that before entering into this third addendum, Transener and Transba should submit to CAMMESA all applicable certificates evidencing the voluntary withdrawal of all legal actions instituted before competent Courts with reference to ES Note No. 4309/12, which is currently under analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As at December 31, 2012, disbursements from CAMMESA were lower than 50% of the amounts stipulated in the Addendums II, and no amounts have been received regarding the additional amounts destined to system investments provided for in the Agreement.

The following chart details the amounts collected and the balance pending disbursement regarding Addendums II:

	Million Pesos
	Transener	Transba	Total
Amounts owed pursuant to the Agreement	294.1	119.1	413.2
Cancellation of financing as at Jan. 17, 2011	(107.3)	(32.2)	(139.5)
Amounts for investments and other items	102.9	47.2	150.1
Total amount of Addendums II	289.7	134.1	423.8
Amounts collected from Addendums II as at Dec. 31, 2012	(136.0)	(71.2)	(207.2)
Balance pending disbursement as at Dec. 31, 2012	153.7	62.9	216.6

Liabilities for all disbursements collected in consideration of Addendums II as at December 31, 2012 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Agreement. As from December 31, 2012 and until the issuance hereof, disbursements amounting to Ps. 12 million and Ps. 8 million corresponding to Transener and Transba, respectively, were collected.

Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through Addendas II. Consequently, both companies have disclosed revenues from sales amounting to Ps. 52.5  million and Ps. 28 million, and earned interest amounting to Ps. 51.5  million and Ps. 33.3 million during fiscal years 2012 and 2011, respectively.

Distribution

The Companies within this segment are subject to the regulatory framework set forth by Act No. 24,065 and the ENRE regulations.

The ENRE is empowered to approve and control tariffs, as well as to control technical products and service quality levels, the commercial service and the compliance with the duty to preserve safety in the streets set forth in the corresponding Concession Agreement. The breach of the provisions set forth in each agreement and the provisions and regulations governing the distributors’ activity will subject them to penalties, which may include the loss of the concession.

Distributors are under the duty, among others, to make the investments and conduct the maintenance tasks necessary to guarantee the quality levels detailed for the rendering of the service within the concession area as well as to guarantee the provision and availability of electricity to timely meet the demand by securing supply sources.

Repeat breaches of the Obligations taken on by each distributor in the Concession Contract will empower the Granting Entity to execute the Guarantee provided by the majority shareholders through the pledge on shares, and to sell those shares through a Public Tender without affecting the continuity of the company receiving the concession. As at the issuance hereof, there are no breaches by the distributors which may fall within this situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, the Distributor may request the termination of the Concession Contracts in case of bankruptcy of the distributor and when the Grantor breaches its obligations in such a way as to prevent the Distributor to render the Service or seriously and permanently affecting it, after formally demanding the rectification of the situation, the distributor may request the termination of the agreement.

Edenor Tariff situation

a.     Agreement Act between Edenor and National State

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.The Adjustment Agreement established the following:

i)           the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the Distribution Added Value (“VAD”), allocated to certain specified capital expenditures;

ii)         the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)       the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)       the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of Ps. 25.5 million should it be required;

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

Such agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTT applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)         Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)        Implementation of the MMC contemplated in the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)       Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii above) and for non-residential consumption recorded from May 1, 2006 through January 31, 2007 (item iii) above);

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

Resolution No. 434/07 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

b.     Comprehensive Tariff Review

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these consolidated financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the RTI, the ENRE has begun this process, and, on November 12, 2009, Edenor submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made. As from that moment, the Company has made successive and reiterated presentations. In this regard, the Company has filed a Preliminary Administrative Action (“Reclamo Administrativo Previo”) before the Ministry of Federal Planning, Public Investment and Services as well as a petition for the immediate resolution of the subject matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

PUREE - MMC

Resolution No. 1,037/07 of the ES established that the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme, to be deducted the amounts paid by Edenor for the Quarterly Adjustment Index sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the aforementioned MMC compensatory procedure.

The CMM adjustment for the May - October 2007 period, applicable as from November 1, 2007 was 7.56 % and amounted to Ps. 45.531 million.

Additionally, in November 2007 and May 2008, Edenor requested additional increases in its distribution margins in accordance with the CMM in order to reflect the variations recorded in its distribution cost base for the periods May-October 2007 and November 2007-April 2008.

In July 2008, Edenor obtained an increase of approximately 17.9% in the DAV that could be transferred to tariffs. This increase represented the 9.63% CMM increase for the May 2006-Abril 2007 period, as well as the 7.56% CMM increase for the May–October 2007 period. These CMM increases were transferred to Edenor’s tariff structure as from July 1, 2008 and resulted in an average increase of 10% for small and medium-demand commercial customers, industrial customers and large-demand users who buy energy directly from generators, and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh, in accordance with a step-up system depending on bimonthly consumption levels.

Notwithstanding the fact that pursuant to Note No. 81,399 sent to the ES the ENRE confirmed an additional 5.79% increase in accordance with the CMM for the November 2007-April 2008 period, as of to date, the Regulatory Authority has neither approved a new rate system that would include such increase in Edenor’s rates nor authorized the Company to collect such increase by other means, for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past.

At December 31, 2012, Edenor has submitted to the ENRE the CMM adjustment requests, by having increased operating costs and maintenance as determined by the polynomial formula provided in the Memorandum of Agreement, in accordance with the following detail:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Period	Application date	Ajuste MMC (%)
November 2007 - April 2008	May 2008	5.79
May 2008 - October 2008	November 2008	5.68
November 2008 - April 2009	May 2009	5.07
May 2009 - October 2009	November 2009	5.04
November 2009 - April 2010	May 2010	7.10
May 2010 - October 2010	November 2010	7.24
November 2010 - April 2011	May 2011	6.10
May 2011 - October 2011	November 2011	7.72
November 2011-April 2012	May 2012	8.53
May 2012 - October 2012	November 2012	7.32

At the date of issuance of these financial statements, the aforementioned ratios as well as the real major costs that should be recognized and transferred to the tariff are pending approval by the ENRE. However, Edenor has become aware of certain internal administrative proceedings through communications of the Regulatory Entity to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, Public Investment and Services, according to which the analysis made by them shows percentages similar to those calculated by Edenor with regard to CMM ratios.

Based on this information, Edenor has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately Ps. 1,999 million. In accordance with Edenor’s estimate, the amount of the real major costs submitted in the presentations made and not yet authorized to be transferred to electricity rates is significantly higher than that determined after solely considering the CMM adjustments confirmed by the Regulatory Authority.

For these concepts, and until such time as the CMM adjustments are effectively transferred to tariffs, the distribution company is entitled to use PUREE excess funds, as established in Resolutions No. 1037/07 and No. 1383/08 of the ES and ENRE Note No. 83,818. In this regard, and up to date, Edenor has neither recognized nor accrued any amount receivable for this concept in these financial statements, until approval is granted by the control authority.

By Resolution No. 347/12, the ENRE established the application of a fixed and a variable charge associated with power to be included in customer bills, which the distribution company will collect on account of the CMM adjustments stipulated in section 4.2 of the Adjustment Agreement and specifically use for the making of investments and reactive maintenance tasks. Although in the whereas clauses of the Resolution the ENRE recognizes the existence of CMM adjustment requests and states that the authorized charges are on account of CMM adjustments, it says nothing about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer bill.

In this regard, Edenor is currently analyzing the steps to be followed in order to obtain economic recognition of the CMM adjustments resulting from this new charge, the company estimates this charge in Ps. 1,661 million approximately,  until the provisions for the management and quantification thereof are determined by the competent authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2012 and 2011 and January 2011, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 1,277.8, Ps. 867.1 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds (ES Resolutions No. 1,037/07 and 1,383/08 and ENRE Note No. 83,818) in order to cover the MMC increases not transferred to the tariff.

Furthermore, the necessary steps to regularize the situation are being taken in order to restore the economic and financial equation of the business, in view of the increases recorded in operating costs. At the same time, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the Overall Electricity Rate Review stipulated in the Adjustment Agreement, whose performance is pending, be carried out by the ENRE.

Electricity rate schedules

The ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s VAD.

On June 15, 2012, the ES established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of ES Resolution No. 1301/11, and other complementary regulations and instructions, to all the customers mentioned therein as the parties subject to compliance thereof (section 8 of SE Resolution No. 255/12).

Furthermore, on November 30, 2012, Edenor was notified of ES Resolution No. 2016, which approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that, as from November 1, 2012, the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of Ps.320 Mwh for each Distribution Agent mentioned in Appendix II.  It is clearly stated that in the case of Un-Subsidized Seasonal Reference Prices, the values to be transferred to final tariffs will in no case exceed those established in Appendix II.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As it happened in previous years, ES Resolution No. 1037/07, ratified by ES Note No. 1383/08, which modified the allocation of the funds resulting from the application of PUREE, continued in effect and, consequently, the following amounts may be deducted: a) the amounts paid by Edenor for the Quarterly Adjustment Index created by Section 1 of Act No. 25,957 for the calculation of the total value of the FNEE; and b) the amounts corresponding to tariff adjustments resulting from the application of the MMC created in the Agreement, until either item is actually transferred to the tariff.

Resolution ENRE No. 347/2012

On November 23, 2012, the ENRE issued Resolution No. 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in their bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of their respective power charges. Such amounts, which will be clearly indicated in the bills sent to customers, will constitute a special account, which will be managed by a Trust, and will be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby Edenor, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

On December 18, 2012, Edenor and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor’s Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent Edenor before Nación Fideicomisos S.A. in issues related to the Trust and the Operating Manual.

The fixed amounts resulting from the application of this resolution represent revenue for Edenor.

Moreover, a plan for the execution of works is agreed by and between Edenor and control authorities, based on which, Edenor will subsequently request that trust funds be withdrawn in order to apply them to the payment of the aforementioned works. At December 31, 2012, these trust assets have been disclosed in the Other receivables account and amount to Ps. 3.79 million.

Master Agreement

On January 10, 1994, Edenor together with Edesur, National Government and the Province of Buenos Aires, entered into a Master Agreement with the with the purpose to set the guidelines which would govern the distribution of electric supply to poor and precarious neighborhoods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

On July 22, 2011, Edenor, together with Edesur and Empresa Distribuidora la Plata S.A., entered into an Addendum with the National Government and the Province of Buenos Aires with the purpose of renewing, for a four-year period, the New Master Agreement which had been entered into on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247.

At December 31, 2012, 2011 and January 1, 2011, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to Ps. 25.4 million, Ps.  25.7 million and Ps.  33.05, respectively.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into a Securities Subscription and Non Financial Obligations Discharge Agreement whereby it agreed to receive an amount of Ps. 0.3 million and underwrite Series B Bonds for a residual face value of Ps. 6.1 million for the cancellation of the debt this Province had with the Company corresponding to the January 1, 2007-December 31, 2010 period.

Stabilization factor

The ES, by Note No. 2883 dated May 8, 2012 (reference: MEyFP Resolution No. 693/11 and MPFIPyS Resolution No. 1900/11) has implemented a mechanism aiming to stabilize the amounts invoiced throughout the year to residential users, thus minimizing the effects of seasonal energy consumptions.

This methodology applies to all residential users, whether or not they receive the subsidy from the National Government, residential users having the option to adhere or not to this stabilization system.

This calculation is made based on consumptions registered in the last six two-month periods to determinate the average consumption. The stabilization factor results from the difference between this average consumption and the measured consumption during the current two-month period. This value will be added to or subtracted from the specific charges to the current two-month period, and the resulting amount will be the payable before the corresponding tax charges. Any adjustments to be made based on the differences between the average consumption and the measured consumption will be reflected on the invoice corresponding to the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the current two-month consumption period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the current two-month consumption period.

a.     Sanctions

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

On February 9, 2011, Edenor was notified of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 30.4 million as of December 31, 2012. Such amounts have been accounted for under “Other Current Liabilities”.

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. The ENRE filed an appeal against this decision, which was dismissed in whole. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. Edenor then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are “awaiting resolution”.

On November 15, 2012, the Company was notified by the Regulatory Authorities of ENRE Resolution No. 336/2012, pursuant to which the Area in charge of Applying and Managing the ENRE’s Regulations was instructed to immediately initiate the corresponding penalty procedure in order for the distribution companies Edenor and Edesur to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that Edenor and Edesur be ordered to compensate each small-demand residential customer (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to Ps. 17.5 million.

In addition, at December 31, 2011, Edenor’s Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

EDEN´s Tariff situation

On October 25, 2005, the MIVySP and EDEN signed a Protocol of Understanding pursuant to which the following was defined: a) a way to recover revenue from the concession by means of economic and financial models that contemplate a basic and objective economic and financial balance; and b) the need to carry out an overall electricity rate review, which was expected to take place in October 2007 but has never been carried out. That Protocol of Understanding was approved by Decree No. 2,862/05 and ratified by the 2006 budget law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

In accordance with the application of the revenue adjustment mechanism contemplated in the Protocol of Understanding, electricity rate increases have been granted since 2005, the last requests being those detailed below:

On June 1, 2011, the MIVySP issued Resolution No. 415/11, which, approving the request for the adjustment of the electricity distribution service costs submitted by EDEN, authorized a 9% increase in EDEN’s average sale rate, to be distributed among final users to consumption recorded as from June 1, 2011.

Additionally, on November 9, 2011, EDEN made a new request to the MIVySP, which is pending approval, requesting an adjustment of rates commensurate with the increases recorded in operating costs (of approximately 17% as compared to the presentation made in December 2010), and the variation in the valuation of the assets made available for the provision of the service at June 2011 (of approximately 21% as compared to the presentation made in December 2010).

On July 20, 2012, the MIVySP passed Resolution No. 243/12, which was published in the Official Bulletin as at July 24, 2012, defining the new tariff charts for the July 1, 2012 – July 31, 2012 and August 1, 2012 – September 30, 2012 periods and as from October 1, 2012, establishing an electricity tariff increase in its concession area. These tariff charts have been defined in order to cover for the price increase in the resources necessary to render the service (labor, materials and services), which have experienced a substantial increase.

Gas market

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1,031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

On February 14, 2013, Resolution No. 1/13 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee (hereinafter, the “Committee”) creating the Natural Gas Surplus Injection Promotion Program was published in the Official Bulletin. This program aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 may submit its project before the Committee. The National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

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

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013 increasing the cut-off values provided for by Resolution No. 394/07 from US$/BBl 42 to US$/BBl 70, thus increasing the income collectable by oil exporting companies.

The crude oil production evolution has been in decline in the last few years; consequently, several tools and regulations defining incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products required by Resolution 394/2007. The ES grants fiscal credits to the companies participating in these programs, which are assignable.

In February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. This compensation was abolished by the previously mentioned Resolution No. 1/2013.

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards issued by the IASB and the interpretations of the IFRIC (jointly, “IFRS”). All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied certain IFRS which were not in force as at December 31, 2012 in the cases where their early application was permitted. The Company has applied the IFRSs for the first time during the fiscal year starting on January 1, 2012, the transition date being January 1, 2011. The adoption of the IFRSs by the Company is explained in Note 4.1.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing of the period subject-matter of the report, as well as those held for sale. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

Due to the preparation of the financial statements as of December 31,, 2012 and for the year then ended, and as part of a process aimed at aligning accounts and other operative issues with a view to the issuance of the first annual IFRS financial statements as at December 31, 2012, the Company has made certain changes in the classification of balances at December 31, 2011 previously presented. Such reclassifications do not significantly affect the relevant totals of equity, result of operations before taxes, net result, and other comprehensive income or the totals of cash flows from operating, investing and financing activities previously reported under IFRS.

These consolidated financial statements are stated in Argentine pesos and have been prepared under the historical cost convention, as modified by the measurement of financial assets and liabilities stated at their fair value.

The preparation of these consolidated financial statements pursuant to the IFRS calls for the making of estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment or complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 6.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 8, 2013.

NOTE 4: ACCOUNTING POLICIES

The significant accounting policies used in preparing the consolidated financial statements are explained below. These accounting policies have been applied consistently in all periods presented, unless otherwise indicated.

4.1      Application of IFRS

4.1.1      First application of IFRS

Pursuant to its General Resolution No. 562/09 and 576/10, the CNV incorporated FACPCE’s TR No. 26 into the CNV Regulations (then modified by FACPCE’s TR No. 29). TR No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the IFRS issued by the IASB.

The Company adopted all the IFRS issued by the IASB as from its fiscal year commenced January 1, 2012. The adoption of these standards has resulted in changes in the Company’s accounting policies, which were recognized in the consolidated financial statements for the fiscal year ending December 31, 2012 and its interim quarterly closings. Furthermore, the presentation of the consolidated financial statements as of December 31, 2011 was restructured for comparative purposes as a result of the adoption of the IFRS. This recognition and the corresponding restructuring are presented in note 4.1.2 and 4.1.3 below pursuant to the reconciliation of shareholders’ equity as at December 31 and January 1, 2011 (date of the transition to IFRS), and the reconciliation of comprehensive income and cash flows as at December 31, 2011.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

a.     Estimates

Estimates at December 31, 2011 and January 1, 2011 under IFRS are consistent with the estimates made in accordance with the previous professional accounting standars.

b.     Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9 “financial instruments”, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value through profit and loss, and was applied by the Company according to the events and circumstances in place at the date of transition.

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

•       Implicit hedge accounting

•       Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

a.     Business combinations

IFRS 1 enables prospective application of IFRS 3, “Business combinations” as from the date of transition or from an specific date prior to the date of transition. This exemption releases the Company from retrospectively applying that standard, which would imply restatement of all business combinations prior to the date of transition. The Company has elected to prospectively apply IFRS 3 to all business combinations which have taken place after the date of transition. The business combinations prior to the date of transition have not been restated. However, in relation to the acquisition of Edenor, INDISA and INNISA, under IFRS the Company recorded as an intangible asset the concession agreement previously recognised as goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

b.     Fair value or revalued amount as deemed cost

The Company has elected to value property, plant and equipment at depreciated cost at January 1, 2011, in compliance with IFRS, except for the generation  plant  owned by CPB, for which fair value was used as deemed cost as of the date of transition.

Reconciliations between IFRS and the professional accounting standards in force in Argentina as at December 31, 2011

Pursuant to the provisions of Technical Resolutions No. 26 and 29 of the FACPCE, the reconciliations between the consolidated shareholders’ equity, consolidated results and consolidated cash flow are included as determined pursuant to the professional accounting standards in force in Argentina as of December 31, 2011 (“Previous professional accounting standards”), as well as the same items determined pursuant to the IFRS.

4.1.2      Reconciliation between shareholders’ equity as at December 31 and January 1, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	12.31.11	01.01.11

Sharehoders’ equity under Argentine GAAP		2,358,768,426	3,280,951,067
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(13,102,781)	943,741
Capitalization of borrowing costs	(b)	(30,742,183)	(26,812,411)
Effect of adjustments on investments in joint ventures	(c)	(26,609,530)	(23,175,990)
Inventory valuation	(d)	(1,050,663)	(105,654)
Valuation of assets held for sale	(e)	-	(7,527,973)
Derecognition of negative goodwill	(f)	9,447,635	24,392,958
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)	-
Results related to defined benefit plans	(h)	(30,438,511)	(17,608,188)
Purchase of ADRs and shares in Edenor	(i)	19,534,750	(26,146,237)
Reversal of goodwill amortization	(j)	425,136	-
Restatement of business combinations	(k)	505,936,374	-
Acquisition of additional non-controlling interest	(l)	3,452,000	-
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)	-
Deferred income tax	(n)	(128,125,309)	(33,836,149)
Non-controlling interests	(o)	(51,929,079)	4,147,075
Pampa Energía sharehoders’ equity under IFRS		2,439,370,220	3,175,222,239
Non-controlling interests under IFRS		1,327,964,340	1,035,601,544
Sharehoders’ equity under IFRS		3,767,334,560	4,210,823,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.1.3      Reconciliation between consolidated results for the fiscal year ended ended December 31, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	12.31.11

Total Consolidated Comprehensive Income under Argentine GAAP		(931,127,993)
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(14,046,522)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(1,035,434)
Inventory valuation	(d)	(945,009)
Valuation of assets held for sale	(e)	7,527,973
Reversal of negative goodwill amortization	(f)	(14,945,323)
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)
Results related to defined benefit plans	(h)	214,945
Purchase of ADRs and shares in Edenor	(i)	46,523,725
Reversal of goodwill amortization	(j)	425,136
Restatement of business combinations	(k)	505,936,374
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)
Deferred income tax	(n)	(98,855,005)
Non-controlling interests	(o)	(60,942,387)
Comprehensive Income under IFRS		(741,395,337)

Results related to defined benefit plans	(h)	(9,015,401)
Income tax	(n)	7,075,226
Effect of adjustments on investments in joint ventures	(c)	(2,398,106)
Other comprehensive Income under IFRS		(4,338,281)

Non-controlling interests under IFRS		(85,074,913)
Comprehensive Income under IFRS		(830,808,531)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(a)  Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i)      Revaluation of properties, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB generation plant as permitted by IFRS 1 (First time adoption). Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228.051.030. As a consequence of such revaluation, the Company recorded an increase in the book value of assets amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of December 31, 2011, the effect on the sharehoders’ equity is an increase of Ps. 106,251,237. During the year ended December 31, 2011, the Company recorded a higher depreciation charge of Ps. 28,622,896 as a result of the revaluation this property.

ii)    Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this CGU was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the year ended December 31, 2011, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 14,576,374.

(b)  Capitalization of borrowing costs

In accordance with previous professional accounting standards, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange  differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on the sharehoders’ equity is a reduction of Ps. 30,742,183 and of Ps. 26,812,411 at December, 31 2011 and January, 1 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

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

The IFRS adjustments on the investments in joint ventures are the followings:

i)      Depreciation of property, plant and electricity transmission equipment

In accordance with previous professional accounting standards, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

ii)    Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth Line Project Comahue-Cuyo.

 In accordance with previous professional accounting standards, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the Fourth Line Project Comahue-Cuyo arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under previous professional accounting standards, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchanges rate differences were capitalized.

In concordance to IFRS, agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognized based on future cash flows receivable, associated to the fourth- line construction services and the effect of inflation accounting was reversed, as well as capitalized exchange differences.

iii)  Recognition of results related to defined benefit plans

See reference (h).

iv)   Deferred income tax

It represents the deferred tax effect of the foregoing IFRS adjustments on investments in joint ventures.

v)     Non-controlling interests

It represents the non-controlling interest effect of the foregoing IFRS adjustments on investments in joint ventures.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The detail of the effect on profit and loss by type of adjustment is as follows:

12.31.11
Depreciation of property, plant and equipment for transmission of electricity	(10,003,202)
Recognition of financial assets related to the fourth-line project	5,536,391
Recognition of results related to defined benefits plans	585,495
Deferred income tax	1,358,461
Non-controlling interest	1,487,421
Effect of adjustments on investments in joint ventures	(1,035,434)

The detail of the effect on other comprehensive income by type of adjustment is as follows

12.31.11
Results related to defined benefit plans	(7,169,662)
Deferred income tax	2,509,381
Non-controlling interest	2,262,175
Effect of adjustments on investments in joint ventures	(2,398,106)

(d)  Inventory valuation

In accordance with previous professional accounting standards, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at fair value less costs to sell. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the fair value less costs to sell. The effect on shareholders' equity is a reduction of Ps. 1,050,663 and Ps. 105,654 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 945,009.

(e)   Valuation of assets held for sale

In accordance with previous professional accounting standards, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale.  Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell.  Since the fair value less cost to sell is higher than the book value, it is valued at book value.  Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 7,527,973 at January 1, 2011.

On December 2, 2011, the Company’s Extraordinary General Meeting of Shareholders resolved to decrease its capital stock by 152,652,500 ordinary shares with a face value of Ps. 1 each owned by its controlling shareholder, Inversora Ingentis, for a total amount of Ps. 152,234,996 through the assignment of certain receivables and the offsetting of certain debts the shareholder had with said company. Consequently, the IFRS adjustment reflects a gain of Ps. 7,527,973 as of December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(f)   Derecognition of negative goodwill

In accordance with with previous professional accounting standards, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 9,447,635 and Ps. 24,392,958 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 14,945,323.

(g)  Application of IFRIC 12 to service concession agreements

In accordance with IFRS, the essential assets used in the framework of service concessions, whether received at the time of entering into the concession agreement or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

Under previous professional accounting standards, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received.  Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(h)  Results related to defined benefit plans

In accordance with previous professional accounting standards, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 “Employee benefits” revised, the Company has recognized actuarial losses and gains not recorded at the date of transition in comprehensive income; and costs for past services not amortized as of the date of transition in retained earnings.  The effect on shareholders' equity is a reduction for Ps. 30,438,511 and Ps. 17,608,188 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 214,945.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(i)    Purchase of ADRs and shares in Edenor

In accordance with previous professional accounting standards, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal.  Under IFRS, these shares and ADRs in Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control.  Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital as of the date of transition to IFRS. As of December 31, 2011 the effect on the shareholders´ equity is an increase of Ps. 19,534,750 (result of increased income of Ps. 55.758.014, a decrease in net of retained earnings of Ps. 54,531,730, a decrease in non-controlling interest of Ps. 9.234.289, and additional paid-in capital of Ps. 27,542 .755). This effect is attributed as a decrease in financial assets of Ps. 39,249,602 and an increase in minority interest of Ps. 58,784,352. As of January 1, 2011, the effect on the shareholders´ equity is a decrease of Ps. 26,146,237 (produced by a decrease in retained earnings of Ps. 54,531,730 and an increase in additional paid-in capital of Ps. 28,385,493). This effect is attributed as a decrease in financial assets of Ps. 96,565,190 and an increase in minority interest of Ps. 70,418,953. A of December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 46,523,725.

(j)    Derecognition of amortization of goodwill

In accordance with previous professional accounting standards, goodwill arisen out of business combinations are amortized over a defined useful life. Under IFRS, goodwill is not amortized and become revised impairment, and therefore should be reversed amortization respective. As a result, as of December 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 425,136.

(k)  Accounting for business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA, EMDERSA and AESEBA:

i)      Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, mainly by derecognizing the negative goodwill of acquired companies indirectly (Edenor) of EMDERSA and AESEBA.

ii)    Transaction cost

Under the previous professional accounting standards, transaction costs are part of the paid consideration. Under IFRS, such costs are not part of the considerated paid and are expensed as incurred. The effect on results for the year ended December 31, 2011 is a loss of Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The following table summarizes the effect in equity and results by type of adjustment:

12.31.11
Bargain purchase	511,223,693
Transaction costs	(5,287,319)
Restatement of business combinations	505,936,374

(l)    Acquisition of additional non-controlling interest

The adjustment corresponds to the additional acquisition of a non-controlling interest which, according to the previous professional accounting standards was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

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

(n)  Deferred income tax

Deferred tax liabilities for inflation adjustment

In concordance with the previous professional accounting standards, some Subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purpose of determining deferred income taxes.  Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

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

NOTE 4: (Continuation)

The detail of the effect on profit and loss is as follows:

12.31.11
Deferred tax liabilities for inflation adjustment	149,674
Deferred income tax on IFRS conversion adjustments	(99,004,679)
Deferred income tax	(98,855,005)

(o)  Non-controlling interest

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS.

4.1.4        Reconciliation of the consolidated cash flow for the year ended December 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Discontinued operations	Remaining effects (b)	IFRS

Net cash generated from operating activities	933,455,408	11,867,886	191,097,901	-	1,136,421,195

Net cash used (generated) in investing activities	(1,855,921,898)	26,852,611	(275,685,743)	389,539,296	(1,715,215,734)

Net cash (used) generated from financing activities	364,308,346	(53,600,702)	84,587,842	-	395,295,486

Financial results generated by cash and cash equivalents	103,156,466	-	-	-	103,156,466

Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	-	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	453,696,181	(67,280,701)	-	(41,296,735)	345,118,745
Decrease in cash and cash equivalents	(455,001,678)	(14,880,205)	-	389,539,296	(80,342,587)

(*) It corresponds to the cash flow included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a)  Effect of the deconsolidation of investments in joint ventures

In concordance to the previous professional accounting standards, CITELEC is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that Company is valued in concordance to the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(b)  Remaining effects

It corresponds to debt securities which are not considered as Cash and Cash Equivalents under IFRS

4.2      Changes in accounting policy and disclosures

4.2.1      New standards, amendments and interpretations mandatory for the financial year beginning on January 1, 2012 and adopted by the Group

There are no new standards, amendments and interpretations issued and effective for the financial year beginning on January 1, 2012 that may have a material impact on the Group

4.2.2      New standards, amendments and interpretations issued but not effective for the financial year beginning and earlier adopted by the Group

The Company has early adopted the next IFRSs and amendments:

(i)              IAS 1 revised “Presentation of financial statements”: effective for the period beginning on or after July 1, 2012.

(ii)            IAS 19 revised “Employee benefits”: effective for the period beginning on or after January 1, 2013.

(iii)           IAS 27 revised “Separate financial statements”: effective for the period beginning on or after January 1, 2013.

(iv)          IAS 28 revised “Investment in associates and joint ventures”: effective for the period beginning on or after January 1, 2013.

(v)            IFRS 9 “Financial Instruments”: effective for the period beginning on or after January 1, 2015.

(vi)          IFRS 10 “Consolidated financial statements”: effective for the period beginning on or after January 1, 2013.

(vii)         IFRS 11 “Joint Arrangements”: effective for the period beginning on or after January 1, 2013.

(viii)       IFRS 12 “Disclosure of interests in other entities”: effective for the period beginning on or after January 1 2013.

IAS 1 was modified in June 2011. The amendment improves the consistency and clarity of the presentation of items of Other Comprehensive Income (OCI). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IAS 19 was modified in June 2011. The main impacts on the consolidated financial statements were as follows:

(i)              to eliminate the corridor approach  and recognize all actuarial gains and losses in OCI as they occur.

(ii)            to immediately recognize all past cost services.

(iii)           to replace interest cost and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.

IASs 27 and 28 were modified in 2011, after that IFRS 10 was issued. IAS 27 modified subsidiaries, associates and joint arrangements accounting in the separated financial statements in the parent company. IAS 28 refers to accounting in companies which had a significant influence on their associates.

IFRS 9 was issued in November 2009 and modified in October 2010 and addresses new requirements to the classification, measurement and derecognition of financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

All financial assets are required under the scope of IAS 39 Financial Instruments – Recognition and measurement to be subsequently measured at amortized cost or fair value. Investment are thus in debt instruments which are held within a business model, aimed at collecting contractual future cash flows and which are payments of principal and interest on the effective capital only, and are measured at the amortized cost at the end of the accounting year. The remaining investments in debt or equity instruments are measured at fair value at the end of the accounting year.

The most significant effect of IFRS 9 are in relation to the classification and measurement of financial liabilities refers to the recognition of changes in the fair value of financial liabilities (designated as financial liabilities at fair value with changes in profit and loss) attributable to changes in the credit risk of that liability. The amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that debt is thus accounted for through other comprehensive income, unless the recognition of these changes in other comprehensive income creates or increases an accounting disarrangement.

IFRS 10 was issued in May 2011 and determines a single regulation base for consolidation of entities of the same economic group, irrespective of the nature of their investments. This base is the control that includes three elements:

(i)      power over the investee;

(ii)     exposure or right to variable returns from the involvement with the investee;

(iii)   ability to use the power mentioned in a) to affect investor return.

IFRS 10 replaces conceptually IAS 27, which addresses the way and timing in which the investor must prepare the consolidated financial statements and fully replaces SIC 12 Consolidation in special purpose entities.

IFRS 11 establishes a joint arrangement classification: joint operations, combining the existent concepts on jointly controlled assets and transactions, or joint ventures, concept equivalent to a jointly controlled entity.

IFRS 11 requires the use of the equity method for the joint ventures, eliminating the use of the proportional consolidation method.

IFRS 12 is applied to subsidiaries, joint arrangements, associates and/or special purpose vehicles. In this standard, objectives are set for minimum exposure and disclosure required to comply with them, which help users of financial statements to evaluate the nature and risks associated to interests in other entities.

4.2.3      New standards, amendments and interpretations issued but not effective for the financial year beginning and not adopted earlier by the Group

The Company and its subsidiaries did not earlier adopt IFRS and interpretations, as explained below:

-          IFRS 13 Fair value measurements: effective for the period beginning on or after January 1, 2013.

IFRS 13 was issued in may 2013 and sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The IFRS 13 will be adopted in the consolidated financial statements for the year commencing January 1, 2013. Although it is not possible to reasonably determine the impact of the potential effect of this standard until a detailed analysis has been made, it is probable that the changes may not significantly affect the exposures and disclosures in the Group’s financial statements.

No other standards or interpretations not already in effect would be expected to have a material impact on the group.

4.3      Consolidation

a.     Subsidiaries

Consolidated financial statements include the Company and its subsidiaries financial statements. Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally  holding shares that would account for more than one half of the voting rights, with the objective to obtain variable benefits for their activities, affecting their profits. Subsidiaries are fully consolidated from the date on which control (which generally corresponds to a shareholding of more than half the voting rights available) is transferred to the group and is deconsolidated from the date that control ceases.

Main consolidation adjustments are the next:

i.         elimination of balances between the parent and group companies, so that the financial statements disclose balances held with third parties and uncontrolled related parties.

ii.       elimination of inter-company transactions between the parent and the group companies, so that the financial statements disclose results with third parties and uncontrolled related parties.

iii.      elimination of interest in equity and profit/loss and in the results of each period of the group companies

iv.     recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group

b.     Business combinations

Business acquisitions are disclosed through the application of the acquisition method of accounting. The consideration for the acquisitions is disclosed at its fair value by calculating the sum, as at the acquisition date, of the reasonable value of the transferred assets, the incurred or taken on liabilities and the warrants issued by the Company and delivered in consideration of the control of the acquired business.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in results as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

c.     Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

d.     Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount is recognized as a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

e.     Interest in Joint Ventures

The Group adopted IFRS 11, Joint arrangements, on transition date, January 1, 2011, and the main conceptual definition is as follows:

i.       Joint Ventures are agreements in which the Group and other party or parties have joint control bound by a contractual arrangement, existent only when decisions on the relevant activities require the unanimous consent of the parties sharing control.

ii.     A Joint Venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement, these are colled members of a Joint Venture.

iii.    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are considered joint operators.

Interest in Joint Ventures

The Company accounts for its joint ventures using the equity method of accounting. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The Company recognizes in results its portion in the joint ventures results and in other comprehensive results its portion in other comprehensive result of the joint arrangements.

When the Company has operations in Joint Ventures, the losses and gains generated are eliminated in concordance to the Company’s shareholding in the entity jointly controlled.

Accounting policies of the Joint Ventures have been changed when necessary to ensure consistency with the policies adopted by the Group.

Participations in joint operations

The Company uses the equity method on its assets and liabilities to disclose its interests in the different consortiums for the prospecting, exploitation and production of hydrocarbons. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

The Company recognizes in Income the applicable portion of the results of the joint operations, and under Other Comprehensive Income the portion corresponding to other comprehensive income of joint operations.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

f.      Interest in associates

All affiliates are entities over which the Company does not exercise control but a significant influence, which is generally accompanied by a direct and indirect interest in between 20% and 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds at least 20% of the voting rights in the affiliate, unless it can be clearly evidenced that this influence does exist.

The subsidiary EPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting said company since it has the power to appoint a Permanent Director and it also has the power to veto certain decisions made by this company. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of profit or loss of the Investee after the date of acquisition.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. Distributions receivable/received from associates reduce the investment recording value.

Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.4      Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

a.     Revenue from the electricity market

The revenue recognition criteria of the main activities of the Company include:

(i)      From the power generation activity: they are recognized from the energy and power effectively consumed by customers or delivered to spot market.

(ii)     From the electricity distribution activity: includes electricity supplied, whether billed or unbilled, at the end of each year and has been valued on the basis of applicable tariffs. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from MMC amounts are recognized in the accounting to the extent that they have been approved by the ENRE.

Revenue from the provision of electricity to poor and precarious neighborhoods is recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

(iii)   From the construction ot infrastructure: the construction of the infrastructure necessary for the subsidiary EDEN S.A. to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account. Different asset construction agreements have been instrumented where the buyer only has limited influence  in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for the type of constructions, except in the case of construction works with customer contributions

(iv)   Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards. Income from sales which the Company shares with other producers is recognized on the basis of the contractual interest the Company holds in each consortium, irrespective of its real allocation. In case of imbalances between the real allocation and the contractual allocation, a debt or credit will be recognized, depending on whether the production allocated to the company is higher or lower than the resulting production of its contractual interest in the consortium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Ordinary revenue has been recognized when each and every condition has been met:

                      i.        The entity transferred to buyer significant risks and rewards;

                      ii.       The amount of revenue was reliably measured;

                     iii.       It is probable that the entity receives the economic benefits associated with the transaction;

                     iv.      Costs incurred or to be incurred in relation to the transaction have been reliably measured.

b.     Interest and dividend income

Dividend income is recognized when the right to receive payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

4.5      Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The highest decision-making authority, the Executive Director, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

4.6      Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year. Foreign exchange gains and losses are presented net in the income statement within finance costs and finance income, as appropriate, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the closing of the periods for balances with related parties, and date-specific exchange rate for foreign currency transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Group companies

No company in the group has a functional currency other than the Argentine Peso; for that reason, there are no foreign currency translation effects.

4.7      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any impairment accumulated. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment continue to operate, conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Depreciation on other assets is calculated using the straight-line method.

The wells are depreciated using the method of production volumes of proved reserves and developed.

The mineral property is depreciated using the method of production volumes of proved reserves.

These depreciation methods are used to allocate the difference between cost and residual value during their estimated useful life. The main depreciation methods are described below:

Buildings: 50 years

Machinery and generation equipment: unit of production method

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs cease once the asset is substantially complete or has been suspended, in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition.

With the exception of the subsidiary CPB, the Company has applied the exception set forth by IFRS 1 “First-time Adoption of IFRS”, regarding the use of the allocated cost of its property, plant and equipment. In this sense, the amounts under property, plant and equipment have been disclosed according to the previous professional accounting standards as an allocated cost.

In the case of CPB, property, plant and equipment have been valued at their fair value as on the transition date, and their value is deemed an allocated cost. In this case, the exception set forth by IFRS 1 on considering the fair value of goods as at the transaction date as an allocated cost has also been used.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (Note 4.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

4.8      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period at its fair value less costs to sell.

4.9      Assets or oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each oil field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

a.     Tangible and intangible assets for development

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of wells whose commercial viability has been proven  is capitalized within property, plant and equipment or within intangible assets, according to its nature. When reserves with commercial viability are found, assets for exploration and evaluation are subject to impairment tests and are transferred to development assets of a tangible or intangible nature. No expenditure is recorded for depreciation and amortization of property, plant and equipment or intangible assets during the exploration and evaluation phase.

b.     Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

c.     Depreciation

Assets related to oil and gas production are amortized following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

d.     Dismantling costs

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

e.     Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the accounting value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

f.      Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified.

4.10  Intangible assets

a.     Goodwill

Goodwill is the result of the acquisition of subsidiaries or associates and joint ventures. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company over the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

b.     Concession arrangements

IFRIC 12 “Service Concession Arrangements” provides guidelines for accounting for service concession arrangements with a private sector operator. This accounting interpretation is applicable if:

-         the grantor controls or regulates what services must be provided by the operator, with their infrastructure, to whom they must be delivered and at what price; and

-         the grantor controls, through ownership, beneficial entitlement or by other means, any significant residual interest in the infrastructure at the end of the term of the agreement.

If both conditions expressed above are met at the same time, an intangible asset is recognized to the extent that the operators receive a right to charge users of the public service, provided the rights are conditional to the extent that the service is used.

The initial recognition of these intangible assets is made at cost, meaning the fair value of the consideration given plus other direct costs directly attributable to operation. Concessions have a finite useful life and, after its end, they are measured at cost less accumulated amortization. Amortization is calculated on a straight-line basis during the term of the concession.

The Group has applied the method of intangible assets established in IFRIC 12, only in the subsidiary EDEN. No financial asset has been recognized in connection with the concession agreements, considering that the agreements entered into do not establish revenues guaranteed at all events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Concession arrangements acknowledged as intangible assets and not covered by the guidelines of IFRIC 12 are those corresponding to Edenor and hydroelectric generation plants Diamante y Nihuiles.

These concession agreements meet the criteria set forth by the IFRSs and are depreciated following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The main intangible corresponds to Edenor concession contract, which has an estimated life of 83 years.

c.     Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in the IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.11  Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs-to-sell and value-in-use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

Proof of goodwill depreciation losses

The amount recoverable from a CGU is determined based on the calculations of their value in use. These calculations use cash flow projections based on financial budgets approved by the Management and covering a ten-year period. Cash flows beyond this period are extrapolated beyond the ten year period using the growth rates detailed below. The growth rate does not exceed the average long-term growth rate for the business in which the CGU operates.

The key assumptions used in value in use calculations as at December 31, 2012 and 2011 are detailed below:

	CPB	CTG
Gross margin	14%%	34%
Growth rate	0%	0%
Discount rate	10.63%	11.72%

The management determined the budgeted gross margin based on past yields and its market growth expectations. Weighted average growth rates are consistent with the forecasts included in the industry reports. The types of discounts used are before taxes and show specific risks related to the relevant segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Depreciation losses arose from the subsidiary CPB. This is because this company has selected to use as an allocated cost, as at the transition date to the IFRSs, the fair value to assess its property, plant and equipment (electricity generation plant).

4.12  Financial assets

The Company made an early adoption of IFRS 9 as from January 1, 2012 and has applied it retrospectively for all the filed periods.

4.12.1       Classification

The Company classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 requires that all the investments in equity instruments are measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost only if the following criteria have been met:

                      i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

                      ii.          the contractual terms on specified dates give place to cash flows that are solely payments of principal and interest on the outstanding principal.

b.     Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is measured at fair value through profit or loss.

All equity investments are measured at fair value. Equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of tue Group was recongnizing changes in fair value through profit or loss.

4.12.2       Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Group commits to the purchase or sale of the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.12.3       Impairment of financial assets

Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired. A financial asset or a group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

4.12.4       Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there  is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.13  Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The method for recognizing the resulting loss or profit depends on whether the derivative has been designated as a hedging instrument and, if so, on the nature of the item it is covering. The Company has not designated any derivative as hedging instrument; therefore, the changes in their value are recognized in in profit or loss.

Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9. Furthermore, the changes in the fair value of these financial instruments -Corporate Notes Swap- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results.  The changes in the fair value of these financial instruments forward and futures contracts- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results. At December 31, 2011 and January 1, 2011, the aforementioned transactions have been fully settled.

4.14  Inventories

Inventories are measured at the lower of cost and net realizable value.

Given that the Company's inventories are not goods held for sale, their valuation is considered as based on the purchase price, import duties (if applicable) and other taxes (not subsequently recoverable by tax authorities), transportation, storage and other costs directly attributable to the acquisition of those assets.

Cost is determined using the weighted average cost method.

The Company has classified materials and spare parts into current and non-current, depending on their ultimate purpose, the latter being those that can be used for maintenance or improvement on existing assets. The non-current part of materials and spare parts is shown under the heading “Property, plant and equipment”.

The carrying value of inventories, taken as a whole, does not exceed the recoverable amount at the end of each year.

4.15  Assets under construction

Assets under construction refers to the works carried out by EDEN that have not been finished at the closing date of the consolidated financial statements or do not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supply, direct labor and other indirectly-related construction costs.

4.16  Trade and other receivables

Trade receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, and where material, adjusted for the time value of money. If collection is expected within the normal operating cycle, even when they are not expected to be collected within 12 months after the reporting period, they are classified as current assets. If not, they are presented as non-current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Generation and Holding

Trade receivables and other receivables are recognized at fair value (generally the original invoicing/ settlement amount) and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA documented as LLVFVFs have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

The Company records provisions for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

Receivables originated in services billed to customers but not collected, and those accrued and not invoiced at the closing date of each year, are recognized at fair value and subsequently measured at amortized cost using the effective interest method. Services accrued and not invoiced at January 1, 2011 resulting from the retroactive increase derived from the application of the Rate Chart corresponding to the RTT (Note 2) have been valued based on the best estimate of amount receivable, discounted applying a representative nominal annual rate, which reflected in a reasonable way market assessments on the time value of money and the risks specific to the receivable at the moment of the initial measurement.

The amounts so determined are : a) net of an allowance for doubtful sales accounts ; b) consider the effects of that which is described in Note 2 (Master Agreement Section).

Receivables corresponding to the MMC, as well as their corresponding income, are recognized as long as they have been approved by the ENRE. Receivables on account of the provision of electricity to poor and precarious neighborhoods are recognized, also in line with income, after the master agreement for the accrued period.

The Company has recorded an allowance for doubtful accounts to adjust the valuation of trade receivables up to their estimated recoverable value. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation and receivables from the Master Agreement expired on December 31, 2010) or on the historical series of collections for services billed through the end of each period and collections subsequent thereto.

Other receivables

Other receivables are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method, and when significant, adjusted by the time value of the currency. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.17  Cash and cash equivalents

Cash and cash equivalents, cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of the three months or less are included. If applicable, overdraft advances are disclosed under Current Liabilities, in the item “Borrowings”, since they do not make up the Company’s cash management.

4.18  Assets classified as held for sale and liabilities associated

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and Associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable. These assets are valued at the lower of the carrying amount and fair value less costs to sell. The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income called "Discontinued operations".

4.19    Trade payables and other liabilities

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

 In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.       When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.     When service has been suspended more than once in one-year period;

iii.    When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

iv.   When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company  may have with the customer.

Customer contributions

Edenor receives contributions from certain customers for services to be provided based on individual agreements. These contributions are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Other payables

Other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

The recorded liabilities represent, mainly, PUREE obligations and penalties issued by the ENRE, which Edenor’s Management estimates will be paid in the future.

The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.20  Deferred revenues

Edenor – Contributions not subject to repayment:

The Company receives goods or facilities (or the cash necessary to acquire or construct them) from certain clients for services to be rendered based on individual agreements. Pursuant to the IRFSs’ provisions, the Company recognizes assets received as Property, plant and equipment with a counterbalance in deferred income, which accrue based on the nature of the identifiable services according to the following scheme:

•         client’s connection to the network: they accrue until the termination of said connection;

•         provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter;

EDEN

Upon completion, the construction works carried out by EDEN within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity rate and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the Deferred revenue account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.21  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan, to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

4.22  Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

4.23  Income tax and tax on asset

a.     Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be utilized against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted.

b.     Tax on asset

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

Receivables from CAMMESA documented as LLVFVFs have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

Minimum presumed income tax assets and liabilities have not been discounted, and they are disclosed at their nominal value.

4.24  Employee benefits

Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for past service costs and actuarial losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The Group's accounting policy for benefit plans is recognized:

a.       Actuarial gains and losses from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

b.       Past-service costs are recognized immediately on income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.25  Share-based payments

The Company operates a compensation plan which provides for payments based on shares settled through shareholders’ equity instruments whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s shareholders’ equity instruments (warrants).

Pursuant to the Opportunities Assignment Agreement entered into with the Company, the Directors undertook to offer the Company, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants is recorded as an expense, and has been determined using the Black-Scholes model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount is determined by reference to the fair value of the granted warrants, with a counterbalance in a reserve included in the Statement of Changes in Shareholders’ Equity and accrued following the straight-line method in the term during which the Company provides this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – Share-based payments), the Company has valued the issued warrants to determine to compensation amount to be recorded during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.  Independently from this, the Company has received a communication from the Executives whereby each of them has personally and irrevocably waived their right to exercise any option accrued in their favor and to receive Company shares of common stock underlying such warrants before September 28, 2013.

4.26  Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions is the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting period/year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

These allowances have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.27  Leases

The determination of whether an agreement constitutes or includes a lease is based on the essence of the agreement at the date of execution, if compliance with the agreement depends on the use of one or more specific assets or  if the agreement grants the right of use of the asset.

Those leases in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating leases. At present, the Company only has lease agreements that are classified as operating leases.

a.     As lessee

Operating lease payments are recognized as operating expenses in the Statement of Income on a straight-line basis throughout the term of the lease.

b.     As lessor

Those leases in which the Company does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the consolidated statement of comprehensive income on a straight-line basis throughout the term of the lease.

4.28  Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.29  Shareholder´s equity

Movements under this heading have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.  When, for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

b.     Additional paid-in capital

It refers to the share premium of the outstanding share capital and to the acquisition of additional non-controlling interests in subsidiaries generated by the difference between the fair value of non-controlling interests and the consideration paid.

c.      Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.25

d.     Legal reserve

In accordance with the Argentine Commercial Companies Law Nº 19550, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

e.     (Acumulated losses) Retained earnings

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to accounting standards.

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

1.   Reserved earnings

-   Voluntary reserve

-   Statutory reserve

-   Legal reserve

2.   Capital contributions

3.   Additional paid in capital, from merger and treasury stock trading

4.   Other equity instruments (if feasible from the legal and corporate point of view)

5.   Capital adjustment

6.   Share capital

f.      Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting or Board of Directors.

g.     Other comprehensive income (loss)

Including income and losses the calculation of liabilities for defined benefit plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: FINANCIAL RISK MANAGEMENT

1.     Financial risk factors

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. Financial risks include the market risk (including the exchange rate risk, the interest rate risk and the price risk), the credit risk and the liquidity risk. The Company uses derivative instruments to cover certain risks when it considers it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company activities.

This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

(a)  Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful portion of its revenues in Argentine pesos pursuant to tariffs which are indexed to the U.S. dollar, as is the case of revenues resulting from the Supply Agreement entered into between CTLL, EGSSA and the ES, CTG’ Energy Plus agreements and the 2.5 US$/MWh margin that CTG and CPB collect for generation outside the Energy Plus scheme or for the assignment of own gas volumes.  The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise revenues from hydroelectric and thermal generators, the remuneration for power and the recognition of operating and maintenance costs of the generators which do not have Energy Plus or Supply Contracts with the ES pursuant to Resolution No. 220/07. Most operating costs are expressed in Argentine pesos and are higher than income denominated in pesos, thus absorbing a portion of the operating net flow denominated in U.S. dollars. A significant part of the existing financial debt stock denominated in U.S. dollars, is payable in Argentine pesos indexed to the U.S. dollar, therefore, as regards Argentine pesos indexed flows, operating income is higher than debt service expenses. However, in terms of stocks the Company is exposed to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash denominated in pesos into U.S. dollars and investing those funds abroad as permitted by the applicable Central Bank regulations, investing in instruments denominated in foreign currency, in Argentine pesos indexed to the U.S. dollar and entering into foreign currency forward contracts, it continues suffering a substantial exposure to the U.S. dollar on account of the potential impact a devaluation of the Argentine peso may have on its stock net of financial debt.

In the Distribution segment, the Company collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in U.S. dollars, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company currently seeks to partially hedge this risk by entering into foreign currency forward contracts, it continues facing a substantial exposure to the U.S. dollar. The Company holds derivative financial instruments with the purpose of cover the exchange rate of cash flows it will have to pay in the following interest maturity dates for its corporate bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

If the Company continues facing a meaningful exposure to the foreign currency risk in its Generation and Distribution segments, any devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

Net asset (liability) position	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(2,590,994,190)	(2,730,333,887)	(1,000,370,164)
Euros	2,100,801	9,828,148	6,522,611
Brazilian real	-	4,576	-
Sterling Pound	(171,967)	6,627	-
Norwegian kroner	-	(701,346)	-
Swiss francs	(1,163,343)	-	(1,346,691)
Uruguayan peso	(151,726)	-	-
Total	(2,590,380,425)	(2,721,195,882)	(995,194,244)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

Increase (decrease) of the gain (loss) for the year	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(259,099,419)	(273,033,359)	(100,037,023)
Euros	210,080	982,815	652,261
Brazilian real	-	458	-
Sterling Pound	(17,197)	663	-
Norwegian kroner	-	(70,135)	-
Swiss francs	(116,334)	-	(134,669)
Uruguayan peso	(15,173)	-	-
Total	(259,038,043)	(272,119,559)	(99,519,431)

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the exchange rate risk in the market prices resulting from the uncertainties as to the future value of said securities.

The Company is exposed to the price risk on its stock holdings representing 4.3% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in Note 46. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect common control of TGS.

Moreover, the Company is not exposed to the risk of commodity prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Indebtedness at floating rates exposes the Company to the interest rate risk on its cash flows, due to the possible volatility they may evidence.  Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they are considerably higher than variable rates.  As at December 31, 2012, approximately 84% of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at floating interest rates, based on the BADLAR rates plus a spread which varies according to the contracted financial instrument. Approximately 92.2% % of the debt denominated n U.S. dollars was issued at a fixed rate. The Company policy is to keep a high percentage of its indebtedness in instruments with fixed interest rates. The Company analyses its interest rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest rate variation is used for all the currencies. These simulations are only made in the case of obligations representing the main positions generating interest.

The Company partly mitigates the risk generated by interest rates in different ways. In the case of rates denominated in Argentine pesos, the risk resulting from the fluctuations in the BADLAR rates is partly set off by investing the funds in short-term instruments with a yield based or referenced on the BADLAR rate and by entering into interest rate hedge agreements (fixed-to-floating rate swaps). In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in the interest rate is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2012	12.31.2011	01.01.2011
Fixed interest rate:
Argentine pesos	224,620,786	407,254,165	195,253,227
U.S dollar	2,312,866,626	2,225,633,784	1,699,939,834
Subtotal loans granted at a fixed interest rate:	2,537,487,412	2,632,887,949	1,895,193,061
Floating interest rates:
Argentine pesos	274,899,515	354,438,908	344,924,401
U.S dollar	197,013,070	394,125,097	162,142,024
Subtotal loans granted at a floating interest rate:	471,912,585	748,564,005	507,066,425
Total	3,009,399,997	3,381,451,954	2,402,259,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/ (decrease) in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2012	12.31.2011	01.01.2011
Floating interest rates:
Argentine pesos	(4,232,495)	(7,603,604)	(4,690,880)
U.S dollar	(440,391)	(2,947,193)	(848,624)
Increase of the loss for the year	(4,672,886)	(10,550,797)	(5,539,504)

(b)  Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the clients’ credit exposure, which includes pending balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect a substantial part of their income through CAMMESA; these are the payments corresponding to the power placed at its disposal and the energy provided to the system. There is an increasing deficit between payments collected from CAMMESA and receivables from the generating companies regarding this entity. This is due to the fact that the price collected from CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government and is lower than the generation marginal cost. The National Government has been filling this gap through reimbursable contributions by the Treasury.

As these Treasury contributions do not cover the whole amounts receivable by generators on account of their power and energy sales to the Spot Market, CAMMESA’s debt with generators has gradually increased. It cannot be guaranteed that this gap between the spot price and the electric power generation cost will not continue or increase in the future, or that CAMMESA will continue making payments to generators, both regarding the energy and the power sold. The impossibility by generators to collect their receivables from CAMMESA may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may have an adverse effect on their capacity to repay their financial liabilities.

The maximum exposure of the Company to the credit risk results from the accounting value of each financial asset in the consolidated financial statements, after deducting the applicable allowances and provisions.

(c)   Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient funds to meet all its obligations, whether of an economic, industrial or commercial.

The cash flow projection is made by the Financial Department.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The Company management supervises updated projections on liquidity requirements to guarantee there is sufficient cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Based on its projections, the Company envisages a high liquidity risk for the year 2013, mainly on account of principal and interest maturities for its financial debts projected for that year.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity. In both cases, available financing terms do not exceed a term of 3 years and are always dependent on the conditions in force at the time of renewal; therefore, there is limited leeway to reduce said risk.

Excess cash kept by operating entities and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The following table includes an analysis of the Company’s non-derivative financial liabilities and derivative financial liabilities settled for a net amount, grouped according to their maturity dates and considering the period remaining until their contractual maturity date on the date of the consolidated statements of financial position. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2012	Trade and other payables	Borrowings	Total
Less than three months	1,413,405,311	286,465,763	1,699,871,074
Three months to one year	269,280,421	596,264,899	865,545,320
One to two years	80,223,870	465,274,752	545,498,622
Two to five years	78,324,882	845,629,726	923,954,608
More than five years	2,809,111	1,848,701,000	1,851,510,111
Without established term	2,075,079,310	-	2,075,079,310
Total	3,919,122,905	4,042,336,140	7,961,459,045

As of December 31, 2011	Trade and other payables	Borrowings	Total
Less than three months	691,017,295	414,214,489	1,105,231,784
three months to one year	47,974,820	617,829,803	665,804,623
one to two years	14,695,908	354,212,226	368,908,134
two to five years	70,170,292	1,076,352,566	1,146,522,858
more than five years	347,080,205	1,912,960,108	2,260,040,313
without established term	1,480,911,218	-	1,480,911,218
Total	2,651,849,739	4,375,569,192	7,027,418,931

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

As of January 1, 2011	Trade and other payables	Borrowings	Derivatives financial instruments	Total
Less than three months	432,460,446	179,437,084	7,253,000	619,150,530
three months to one year	14,006,615	504,489,749	-	518,496,364
one to two years	12,788,236	322,396,220	-	335,184,456
two to five years	14,651,538	1,316,134,822	-	1,330,786,360
more than five years	241,465,077	1,842,752,507	-	2,084,217,584
without established term	984,518,000	-	-	984,518,000
Total	1,699,889,912	4,165,210,382	7,253,000	5,872,353,294

2.     Derivative financial instruments management

The Company has conducted operations with derivative financial instruments aiming to cover the risk generated by fluctuations in the U.S. dollar exchange rate and in the interest rate.

(a)    VCP – Interest rate SWAP

During the years 2010 and 2011, CPB conducted several derivative operations with local banks aiming to guarantee the interest rate in cash flows for interest payments of the debt service of Class V VCP. As a whole, conducted swap contracts involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 50 million notional amount. This flow is the other side of the floating flow which CPB had to pay on account of the service of interest for such VCP. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

During the year 2012, PEPASA conducted a derivative operation with Standard Bank Argentina aiming to guarantee the interest rate in cash flows for interest payments of the debt service of PEPASA’s Class III VCP. Conducted swap contracts involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 20 million notional amount. This flow is the other side of the floating flow which the company had to pay on account of the service of interest for such short-term amount. Thus, the company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

(b)  Corporate Notes – Cash flows SWAP

In November 2010, Edenor carried out a transaction with a derivative financial instrument with JP Morgan Chase Bank NA with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that Edenor must pay on the interest payment dates of its financial debt, arising from the Class 9 Fixed Rate Corporate Notes for up to US$ 230.301, million, falling due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

 NOTE 5: (Continuation)

Additionally, in April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issue of Class 9 fixed rate corporate notes for up to US$ 69.7 million, payable on October 25, 2011, April 25, 2012 and October 25, 2012.

(c)   Loans at a BADLAR rate – Interest rate SWAP

During the year 2011, CPB performed a derivative operation with Banco Galicia aiming to guarantee the interest rate in cash flows for interest payments of the debt service of a loan which Central Piedra Buena obtained from Banco de la Nación Argentina at a floating BADLAR rate plus a spread. The swap contract involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 10 million notional amount. This flow is the other side of the floating flow which the Company had to pay on account of the service of interest for such loan. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

(d)  Forward transactions – U.S. dollar Futures

During the years ended December 31, 2010 and 2011, the Company performs operations with derivative financial instruments, called “forward transactions”, aiming to cover the risk generated by fluctuations in the U.S. dollar exchange rate. Forward transactions consisted mainly of purchases of U.S. dollar futures contracts from ROFEX through the Rosario forward market. The purpose of these transactions is to reduce the risk resulting from future increases in the exchange rate for U.S. dollars, the currency in which the majority of the Company debt has been issued.

As at December 31 and 1 January, 2011, the U.S. dollar consolidated purchasing position amounted to US$ 29.5 million and US$ 38 million with a contracted average exchange rate of Ps. 4.44 and Ps. 4.38  pesos/ dollar, maturing between January and June 2012, and January and May 2011, respectively.

During this year, the Company has not conducted any new forward transactions. All positions that remained open as at December 31, 2011 were closed or matured during the year 2012.

3.     Concentration risk factors

(a)  Related to customers

Edenor’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2012, December 31 and January 1, 2011. The collectibility of trade receivables balances related to the Framework Agreement, which amount to Ps. 25.44 million, Ps. 25.60 million and Ps. 33.05 million at December 31, 2012, December 31, 2011 and January 1, 2011, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

(b)  Related to employees who are union members

The Bid Package sets forth the responsibilities of both SEGBA and Edenor in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the ES.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervision Personnel of Energy Companies), which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

At December 31, 2012, December 31, 2011 and January 1, 2011, approximately 80% of the Company’s employees and the operating employees of the others contractors were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue. Without prejudice thereto, the Company has entered into a salary agreement, which is described in Note 51.

At the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

(c)   Resolution No. 1906 – Secretariat Labor

By Resolution ST No. 1906 dated November 27, 2012, published in the Official Gazette on December 7, 2012, the Secretariat of Labor, under the authority of the Ministry of Labor, Employment and Social Security, established that as from January 1, 2013 Edenor, as well as other companies of the Electric Power Sector, will be required to pay to those employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) an amount of Ps. 2,410 that will be regarded as a salary item. This amount will set-off and absorb, as from January 1, 2013, the amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of Ps. 2,000 which Edenor paid during 2012 to its employees. Without prejudice thereto, the aforementioned Resolution established, on a one-time and exceptional basis, that such amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus), be considered for the payment of the year-end bonus and the additional 2012 BAE concept.

In light of the Company’s economic and financial situation and the projections for the year 2013, the Company’s Board of Directors, in the meeting held on December 11, 2012, unanimously resolved to challenge Resolution No. 1906 of the Secretariat of Labor, and, without prejudice thereto, to request that the ENRE authorize recognition of such higher costs in Edenor’s distribution rate in accordance with the provisions of  sections 46 and 42 of Law 24,065, which expressly authorize rate adjustments in order for the electricity rate to reflect any change in the concession holder’s costs which is not under the control of the holder of the concession. Such request was officially made on December 28, 2012, and on January 24, 2013, the Regulatory Authority, through Note ENRE 106836, notified Edenor that the request had been rejected without prejudice to the treatment that will be finally given to the request to modify the electricity rate schedule. Such note was contested by Edenor on February 7, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

4.     Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents. The total capital corresponds to the shareholders’ equity as shown in the consolidated statements of financial position, plus the net debt.

During the period ended December 31, 2012, the Company’s strategy, which has not varied as compared to previous years, was to keep the leverage ratio within levels which are acceptable for companies of similar characteristics within the industry. Financial leverage ratios as at December 31, 2012 and December 31 and January 1, 2011 were as follows:

	12.31.2012	12.31.2011	01.01.2011
Total borrowings	3,009,399,997	3,381,451,954	2,402,259,486
Less: cash and cash equivalents	(279,881,871)	(345,467,864)	(425,461,332)
Net debt	2,729,518,126	3,035,984,090	1,976,798,154
Total capital attributable to owners	4,530,036,992	5,475,354,310	5,152,020,393
Leverage ratio	60.25%	55.45%	38.37%

5.     Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

  Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
  Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
  Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2012 and 2011 and January 1, 2011:

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,796,821	-	77,513	64,874,334
Trust	-	241,829,350	-	241,829,350
Cash and cash equivalents	188,305,161	-	-	188,305,161
Total assets	358,099,737	247,331,568	77,513	605,508,818

As of December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	20,201,784	-	548,227,612	568,429,396
Government securities	41,296,735	7,666,335	-	48,963,070
Shares	8,997,291	-	77,513	9,074,804
Derivatives financial instruments	-	1,315,707	-	1,315,707
Cash and cash equivalents	200,677,437	-	-	200,677,437
Total assets	271,173,247	8,982,042	548,305,125	828,460,414

As of January 1, 2011	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	472,498,605	-	-	472,498,605
Government securities	4,100,820	-	-	4,100,820
Shares	25,550,749	-	66,680	25,617,429
Trust	18,621,566	-	-	18,621,566
Derivatives financial instruments	-	5,911,977	-	5,911,977
Cash and cash equivalents	250,727,576	-	-	250,727,576
Total assets	771,499,316	5,911,977	66,680	777,477,973

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the consolidated statements of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2012 and 2011.

	31.12.2012	31.12.2011
At the beginning of the year	548,305,125	66,680
Adquisitions	-	548,238,445
Decreases	(548,227,612)	-
At the end of the year	77,513	548,305,125

NOTE 6: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances.

In order to prepare the consolidated financial statements, the Company has to make future assumptions and estimates. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

(a)  Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU).

Most of the main subsidiaries or joint ventures of the Company are cash generating units, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / MMC and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value.  The recoverable amount is the higher of the value of assets in use and the fair value less costs to sell. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs to sell, its value in use or zero value.

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company management uses cash flow approved by the Management during 5-year period extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

Impairment of long lived assets of CPB subsidiary

As of September 30, 2012, impairment losses amounting to Ps 108.3 million were recorded for CPB’s property, plant and equipment as a result of the evaluation on their recoverability.

The key assumptions used in value in use calculations as at September 30, 2012 are detailed below:

▪  Gross margin: between 8% and 11%

▪  Growth rate: 0%

▪  Discount rate: 13%

CPB’s management determined the budgeted gross margin based on past yields and its market growth expectations according to the increases in the remuneration for power, operation and maintenance defined in each cash flow scenario.

Despite of CPB’s current economic and financial situation, which is described in detail in Note 45, the Management has made its projections under the assumption that the electricity rates will be raised according to the circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

However, the Management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated. Therefore, significant differences may arise as compared to the estimates used and assessments made as of these consolidated financial statements’ issuance date.

In order to contemplate the estimation risk contained in the projection of the variables used, the Management has prepared three different probability-weighted cash flow scenarios. Although all of them assume an acceptable gradual tariff increase, the Management has considered different magnitudes for the expected increases in the remuneration for provided power and for operation and maintenance based on the experience gathered from the implementation of the generators agreement as from November 2010, which was suspended by the ES as from January 24, 2012 and which, among other topics, recognized an increase in the provided power as well as in the recognized values for operation and maintenance, all of this subject to the meeting of certain agreed availability conditions, which were met by the Company during the life of the agreement.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

▪  Pessimistic scenario: 5%

▪  Base scenario: 55%

▪  Optimistic scenario: 40%

The pessimistic scenario supposes increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assume a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Regarding the scenario used to revalue CPB’s property, plant and equipment as at the date of transition to the IFRSs, the current projected scenarios acknowledge these main differentiating elements: (i) the disappearance of an own fuel oil business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes; and (ii) an increase in operating costs for the period, which may only be recovered in an optimistic scenario. The impairment of the projected cash flow values is a direct consequence of the above.

Impairment loss charges have been allocated in order to reduce the book value of the assets making up the CGU on a pro rata basis taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges will be adjusted in future periods in order to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

The main factors which may result in depreciation charges in future periods are as follows: ii) a decrease in projected income resulting from electric power remuneration; ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

An increase of about the 1% in the weighting of the probability of occurrence in the pessimist scenario and a 1% decrease in the weighting of the probability of occurrence in the optimist scenario would increase the impairment charge recorded in a 0.93%. As of December 31, 2012, no cumulative amounts of recognized impairment charges are subject to reversal.

Impairment of long lived assets associated with Edenor subsidiary

As at December 31, 2011, the Company has recorded depreciation losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million, out of which Ps. 90 million were charged to the Concession Contract line making up the Intangible Assets item, and the remaining balance, in the amount of Ps. 557.7 million, was charged to Property, plant and equipment, mainly under high-, medium- and low-voltage networks.

The future tariff increase used by Edenor in the assessment of long-term assets recoverability as at December 31, 2012 is based on Edenor’s contractual rights pursuant to the concession contracts and the agreements described in Note 2. To such effect, the actions conducted in order to maintain and guarantee the provision of the public service, the presentations made before regulatory entities, the status of the discussions held with government representatives and certain recently adopted measures, such as the new charge created by ENRE Resolution No. 347/12, have been taken into consideration. Edenor’s management estimated that it would be reasonable to expect new income increases as from the year 2013.

In order to allow for the risk resulting from the projection of the above mentioned variables, Edenor has considered three different alternative scenarios, which have been weighted based on their chance of occurrence. Although in all cases an acceptable agreement with the Government would result in a gradual tariff increase, Edenor has considered different times and magnitudes for a VAD increase. The three scenarios may be classified as follows: pessimistic, optimistic and intermediate, depending on their time of application and the expected MMC magnitudes or income increases resulting from another alternative mechanism. Edenor has assigned the following probability of occurrence percentages to these three scenarios, based primarily on the experience with past delays in tariff renegotiation processes, the current economic-financial situation and the need to keep the utility under concession fully operative: pessimistic: 20%; optimistic: 30%; and intermediate: 50%.

Based on the previously expressed conclusions, the valuation of Edenor’s consolidated long-term assets does not exceed their estimated recoverable value, which has been assessed as a value in use as at December 31, 2012. The main factors which may result in depreciation charges during future periods are: i) a decrease in projected income resulting from the electricity distribution remuneration; ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

A 2% increase in the weighting of the chances of the pessimistic scenario occurrence and an equivalent reduction in the weighting of the chances of the optimistic scenario occurrence would absorb the remaining surplus. As at December 31, 2012, there are no depreciation balances recognized as reversible.

(b)  Current and deferred Income tax / Minimum presumed income tax

A great level of judgment is required to determine the income tax provision since the Company management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

(c)   Allowance for legal actions

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure. If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes an allowance.

The allowances for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the consolidated financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company management estimates are incorrect, current allowances might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income statement, statements of changes in shareholders' equity and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

(d)  Allowance for uncollectible receivables

The Company is exposed to losses for uncollectible receivables. The Company management estimates the final collectability of the accounts receivable.

The allowance for uncollectible receivables corresponding to the accounts receivable of the energy distribution segment is evaluated based on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts in litigation and of those customers included in the Framework Agreement.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by ES, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period.

(e)   Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year. Cash flows are discounted using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

(f)    ENRE Penalties and Discounts- PUREE

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances corresponding to the PUREE are the best estimate, at the date of these consolidated financial statements, of the expenditure required to settle the present obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

(g)  Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and taken on liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that the Management is to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is allocated to goodwill.

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

The excess acquisition cost over the fair value of identifiable net assets acquired is allocated to goodwill. If the fair value of identifiable net assets acquired is higher than its acquisition cost, the Company management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase, to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.  Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected retrospectively. There are currently no balances related to the recording of the purchase which are subject to change. We consider that our accounting policies for the valuation of acquisitions is critical since judgments made to determine the estimated fair value and the expected useful lives assigned to each type of assets and liabilities acquired may have an impact on the value of the asset or liability, including the impact of deferred taxes, the applicable amortization periods and, finally, the net income (loss). Therefore, the use of other valuation methods, as well as other underlying assumptions, may have an impact on the assessment of our financial situation and operating results.

(h)  Status of ongoing business

The subsidiary Edenor and the co-controlled company Citelec have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that both companues will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might be necessary to make if the situation described in Note 45 is not resolved.

(i)    Assets available for sale and liabilities associated

When the Company is committed to a sales plan which implies the loss of control over a subsidiary, it will classify all the assets and liabilities of that subsidiary as held for sale, when the following criteria are fulfilled (irrespective of the fact that the entity retains after the sale a non-controlling interest in its former subsidiary):

-          Its book value will be recovered mainly through a sales transaction, instead of through its continued use;

-          It should be available, in its present conditions, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

-          Its sale should be highly probable, so the Company management should have a sales plan and should have initiated a program to find a buyer and complete such plan. Besides, the sale of the subsidiary should be actively negotiated at a reasonable price, in terms of its current reasonable value. Likewise, the sale must comply with all the conditions to be recognized as a sale completed within the following year after the classification date (except that the delay is caused by circumstances or events beyond the control of the entity, and there is enough evidence to believe that the entity remains committed to sell the subsidiary) and the activities necessary to complete the plan must indicate that the plan is unlikely to suffer significant changes or be canceled.

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less their cost to sell, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

NOTE 7: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  CTLL, HINISA, HIDISA, CTG, CPB, Powerco, ENDISA, EGSSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Note 44, the Company has deconsolidated the assets comprised in EMDERSA, classified as held for sale.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income (loss) level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	3,609,642,368	255,513,913	3,843,870,643	106,504,029	-	7,815,530,953
Intersegment sales	16,183,410	8,920,413	-	81,899,561	(93,442,172)	13,561,212
Cost of sales	(3,186,600,964)	(281,431,207)	(3,744,319,896)	(67,675,153)	16,614,422	(7,263,412,798)
Gross profit (loss)	439,224,814	(16,996,881)	99,550,747	120,728,437	(76,827,750)	565,679,367

Selling expenses	(57,222,941)	-	(431,296,009)	(2,948,446)	-	(491,467,396)
Administrative expenses	(155,591,611)	(64,698,487)	(307,261,047)	(129,077,891)	76,827,750	(579,801,286)
Other operating income	138,244,262	4,560,522	34,803,717	24,440,117	-	202,048,618
Other operating expenses	(20,045,354)	(13,188)	(120,689,396)	(8,919,077)	-	(149,667,015)
Share profit of joint ventures	-	-	2,891	-	-	2,891
Share profit of associates	-	-	-	2,294,951	-	2,294,951
Impairment of properties, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	236,325,601	(77,148,034)	(724,889,097)	6,518,091	-	(559,193,439)

Finance income	75,612,715	80,230,220	86,397,581	4,811,860	(11,866,677)	235,185,699
Finance cost	(221,305,735)	(50,109,549)	(345,023,800)	(43,587,227)	11,866,677	(648,159,634)
Other finance results	(149,243,596)	(34,515,393)	(215,973,173)	162,438,189	-	(237,293,973)
(Loss) Profit before income tax	(58,611,015)	(81,542,756)	(1,199,488,489)	130,180,913	-	(1,209,461,347)

Income tax	1,093,264	27,075,403	105,490,052	(4,650,278)	-	129,008,441
(Loss) Profit for the year from continuing operations	(57,517,751)	(54,467,353)	(1,093,998,437)	125,530,635	-	(1,080,452,906)

Discontinued operations	-	(2,272,302)	(22,367,342)	-	-	(24,639,644)
Adjustment non-controlling interest in joint ventures	-	25,522,767	-	-	-	25,522,767
Total comprehensive profit (loss) of the period	(57,517,751)	(31,216,888)	(1,116,365,779)	125,530,635	-	(1,079,569,783)

Total (loss) profit attributable to:
Owners of the parent	(74,750,870)	(31,216,888)	(669,257,131)	125,530,635	-	(649,694,254)
Non - controlling interest	17,233,119	-	(447,108,648)	-	-	(429,875,529)

Depreciation and amortization (2)	123,178,952	38,296,344	240,091,261	46,421,542	-	447,988,099

Additional consolidated information as of December 31, 2012
Assets	3,362,077,795	851,266,469	6,762,476,788	1,387,430,604	(332,909,916)	12,030,341,740
Liabilities	2,122,713,974	571,389,759	6,640,806,209	570,001,566	(332,909,916)	9,572,001,592

(1) Includes financial results generated by financial debt issued by EASA for Ps. 110.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,844,408,656	257,641,836	2,921,309,926	52,198,234	-	6,075,558,652
Intersegment sales	9,189,844	488,730	-	3,393,292	(11,568,735)	1,503,131
Cost of sales	(2,535,945,747)	(237,770,380)	(2,548,840,982)	(40,672,144)	3,408,177	(5,359,821,076)
Gross profit (loss)	317,652,753	20,360,186	372,468,944	14,919,382	(8,160,558)	717,240,707

Selling expenses	(18,946,945)	-	(311,036,543)	(974,886)	17,266	(330,941,108)
Administrative expenses	(140,238,082)	(51,312,737)	(235,110,663)	(43,779,693)	7,620,000	(462,821,175)
Other operating income	12,429,389	469,888	27,002,352	98,547,507	-	138,449,136
Other operating expenses	(19,359,589)	(496,818)	(48,112,966)	(13,615,197)	-	(81,584,570)
Loss of joint ventures	-	-	4,219	-	-	4,219
Share profit of associates	-	-	-	19,779,284	-	19,779,284
Profit of acquisition of subsidiaries	-	-	506,954,693	(1,018,319)	-	505,936,374
Impairment of properties, plant and equipment	-	-	(557,668,671)	-	-	(557,668,671)
Impairment of intangible assets	-	-	(90,056,095)	-	-	(90,056,095)
Operating profit (loss)	151,537,526	(30,979,481)	(335,554,730)	73,858,078	(523,292)	(141,661,899)

Finance income	51,775,759	58,165,953	55,954,260	1,213,439	(14,093,162)	153,016,249
Finance cost	(218,452,117)	(44,366,888)	(269,640,985)	(26,302,374)	14,616,454	(544,145,910)
Other finance results	(14,251,813)	(13,791,927)	(120,259,672)	(11,756,739)	-	(160,060,151)
Profit (Loss) before income tax	(29,390,645)	(30,972,343)	(669,501,127)	37,012,404	-	(692,851,711)

Income tax	11,228,259	10,570,771	(44,615,900)	(4,017,351)	-	(26,834,221)
Profit (Loss) for the year from continuing operations	(18,162,386)	(20,401,572)	(714,117,027)	32,995,053	-	(719,685,932)

Discontinued operations	-	(13,015,128)	(105,974,775)	-	-	(118,989,903)
Adjustment non-controlling interest in joint ventures	-	18,744,833	-	-	-	18,744,833
Total comprehensive profit (loss) of the period	(18,162,386)	(14,671,867)	(820,091,802)	32,995,053	-	(819,931,002)

Total profit (loss) attributable to:
Owners of the parent	(51,401,659)	(14,671,867)	(708,316,864)	32,995,053	-	(741,395,337)
Non - controlling interest	33,239,273	-	(111,774,938)	-	-	(78,535,665)

Depreciation and amortization (2)	130,430,648	48,595,865	241,660,313	24,693,696	-	445,380,522

Additional consolidated information as of December 31, 2011
Assets	3,590,669,831	951,672,858	7,171,242,379	1,581,606,386	(477,834,106)	12,817,357,348
Liabilities	2,431,105,440	509,532,386	5,840,896,056	485,959,151	(477,834,106)	8,789,658,927

(1) Includes financial results generated by financial debt issued by EASA for Ps. 76.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the Consolidated Comprehensive Income Statement is presented below:

Consolidated statement of operation information at December 31, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	7,815,530,953	(255,513,915)	7,560,017,038
Intersegment sales	13,561,212	(8,920,416)	4,640,796
Cost of sales	(7,263,412,798)	281,431,213	(6,981,981,585)
Gross profit	565,679,367	16,996,882	582,676,249

Selling expenses	(491,467,396)	-	(491,467,396)
Administrative expenses	(579,801,286)	64,662,922	(515,138,364)
Other operating income	202,048,618	(4,560,518)	197,488,100
Other operating expenses	(149,667,015)	-	(149,667,015)
Share (loss) profit of Joint Ventures	2,891	(31,023,197)	(31,020,306)
Share profit of associates	2,294,951	-	2,294,951
Impairment of properties, plant and equipment	(108,283,569)	-	(108,283,569)
Operating profit	(559,193,439)	46,076,089	(513,117,350)

Finance income	235,185,699	(80,230,223)	154,955,476
Finance cost	(648,159,634)	50,099,084	(598,060,550)
Other finance results	(237,293,973)	34,515,957	(202,778,016)
Finance results, net	(650,267,908)	4,384,818	(645,883,090)
(Loss) Profit before income tax	(1,209,461,347)	50,460,907	(1,159,000,440)

Income tax	129,008,441	(27,210,442)	101,797,999
(Loss) Profit before income tax	(1,080,452,906)	23,250,465	(1,057,202,441)

Discontinued operations	(24,639,644)	2,272,302	(22,367,342)
Adjustment non-controlling interest in Joint Ventures	25,522,767	(25,522,767)	-
Total comprehensive profit of the year	(1,079,569,783)	-	(1,079,569,783)

Depreciation and amortization	447,988,099	(38,296,343)	409,691,756

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,030,341,740	(699,473,658)	11,330,868,082
Liabilities	9,572,001,592	(571,373,108)	9,000,628,484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	6,075,558,652	(255,955,065)	5,819,603,587
Intersegment sales	1,503,131	(1,503,131)	-
Cost of sales	(5,359,821,076)	237,098,010	(5,122,723,066)
Gross profit	717,240,707	(20,360,186)	696,880,521

Selling expenses	(330,941,108)	-	(330,941,108)
Administrative expenses	(462,821,175)	51,245,111	(411,576,064)
Other operating income	138,449,136	(467,831)	137,981,305
Other operating expenses	(81,584,570)	483,458	(81,101,112)
Share profit of associates	19,779,284	-	19,779,284
Share (loss) profit of Joint Ventures	4,219	(14,609,709)	(14,605,490)
Profit of acquisition of subsidiaries	505,936,374	-	505,936,374
Impairment of intangible assets	(557,668,671)	-	(557,668,671)
Profit of acquisition of subsidiaries	(90,056,095)	-	(90,056,095)
Operating profit	(141,661,899)	16,290,843	(125,371,056)

Finance cost	153,016,249	(58,165,953)	94,850,296
Other finance results	(544,145,910)	44,358,929	(499,786,981)
Profit (Loss) before income tax	(160,060,151)	13,792,345	(146,267,806)
Finance results, net	(551,189,812)	(14,679)	(551,204,491)
(Loss) Profit before income tax	(692,851,711)	16,276,164	(676,575,547)

Profit (Loss) for the year from continuing operations	(26,834,221)	(10,546,459)	(37,380,680)
(Loss) Profit before income tax	(719,685,932)	5,729,705	(713,956,227)

Adjustment non-controlling interest in joint arrangements	(118,989,903)	13,015,128	(105,974,775)
Adjustment non-controlling interest in Joint Ventures	18,744,833	(18,744,833)	-
Total comprehensive profit of the year	(819,931,002)	-	(819,931,002)

Depreciation and amortization	445,380,522	(48,578,614)	396,801,908

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,817,357,348	(728,874,172)	12,088,483,176
Liabilities	8,789,658,927	(468,510,311)	8,321,148,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: PROPERTIES, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning of the year	Increases	Decreases	Impairment value	Transfers	At the end of the year

Land	27,168,193	-	-	(9,501,305)	-	17,666,888
Properties	331,533,268	188,415	(341,792)	(29,995,108)	17,026,490	318,411,273
High, medium and low voltage lines	1,856,459,606	-	(2,247,777)	-	236,605,815	2,090,817,644
Substations	833,690,613	-	-	-	103,340,140	937,030,753
Transforming chamber and platforms	461,793,039	-	(88,041)	-	79,254,680	540,959,678
Meters	422,271,716	-	(24,629)	-	163,906,122	586,153,209
Wells	77,653,651	3,699,120	-	-	-	81,352,771
Casks	-	-	-	-	34,630	34,630
Mineral property	38,887,680	250,351	-	-	-	39,138,031
Gas plant	745,973	654,116	-	-	-	1,400,089
Generation equipment and machinery	1,864,446,341	17,217,246	(10,836,492)	(108,099,212)	7,727,894	1,770,455,777
Vehicles	38,585,991	2,030,839	(2,502,499)	-	12,586,106	50,700,437
Furniture and fixtures and software equipment	85,624,204	5,598,091	(22,347,285)	-	71,343,436	140,218,446
Communication equipments	52,581,573	142,180	-	-	1,802,102	54,525,855
Materials and spare parts	57,017,178	34,994,382	(9,654,075)	-	25,955,718	108,313,203
Tools	20,613,455	699,426	(1,833)	-	3,909,104	25,220,152
Work in progress	786,654,376	590,940,581	(319,523)	-	(722,906,106)	654,369,328
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	23,887,460	11,314,087	(40,013)	-	(586,131)	34,575,403

Total 12.31.12	6,987,148,229	667,728,834	(48,403,959)	(147,595,625)	-	7,458,877,479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: (Continuation)

	Depreciation
Type of good	At the beginning	Decreases	Impairment value	For the year	At the end	Net book value at 31.12.12	Net book value at 31.12.11	Net book value at 01.01.11

Land	-	-	-	-	-	17,666,888	27,168,225	22,335,101
Properties	(46,766,214)	21,207	7,851,683	(12,597,192)	(51,490,516)	266,920,757	290,189,983	168,912,216
High, medium and low voltage lines	(393,571,105)	980,330	-	(89,062,212)	(481,652,987)	1,609,164,657	1,701,789,045	1,879,659,664
Substations	(135,902,159)	-	-	(42,888,044)	(178,790,203)	758,240,550	720,551,641	833,555,515
Transforming chamber and platforms	(84,746,442)	14,422	-	(22,098,024)	(106,830,044)	434,129,634	413,006,679	462,515,649
Meters	(122,575,612)	328	-	(33,044,621)	(155,619,905)	430,533,304	380,004,878	426,856,085
Wells	(12,040,820)	-	-	(27,251,399)	(39,292,219)	42,060,552	34,523,017	-
Casks	-	-	-	(4,049)	(4,049)	30,581	-	-
Mineral property	(3,524,044)	-	-	(5,792,956)	(9,317,000)	29,821,031	-	-
Gas plant	(18,329)	-	-	(140,459)	(158,788)	1,241,301	-	-
Generation equipment and machinery	(219,525,067)	5,122,242	31,460,373	(94,250,013)	(277,192,465)	1,493,263,312	1,580,780,781	588,715,249
Vehicles	(20,177,550)	2,120,599	-	(8,525,887)	(26,582,838)	24,117,599	18,408,456	13,999,288
Furniture and fixtures and software equipment	(66,452,793)	5,734,830	-	(5,509,591)	(66,227,554)	73,990,892	19,111,418	19,648,099
Communication equipments	(20,737,714)	-	-	(4,503,508)	(25,241,222)	29,284,633	34,160,345	37,074,362
Materials and spare parts	-	-	-	-	-	108,313,203	30,062,264	69,300,121
Tools	(10,706,141)	1,469	-	(1,984,896)	(12,689,568)	12,530,584	10,310,291	5,443,105
Work in progress	(966,978)	-	-	(137,244)	(1,104,222)	653,265,106	532,811,248	1,318,432,848
Work and compulsory work performed	(2,365,317)	-	-	(415,150)	(2,780,467)	4,753,445	30,420,524	5,583,742
Advances to suppliers	-	-	-	-	-	34,575,403	23,773,149	73,188,140

Total al 31.12.12	(1,140,076,285)	13,995,427	39,312,056	(348,205,245)	(1,434,974,047)	6,023,903,432	5,847,071,944	5,925,219,184

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2012 and 2011 amounted to Ps. 25.4 and Ps. 16.13 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2012 and 2011 amounted to Ps. 107.54 and Ps. 76.98 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Increases	Decreases	At the end

Concession contract	2,034,966,526	82,409,802	(11,534,619)	2,105,841,709
Goodwill	5,627,370	-	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	-	108,754,000
Intangibles identificable in acquisitions of distribution's segment companies	40,864,320	-	(7,175,498)	33,688,822
Total as of 12.31.2012	2,190,212,216	82,409,802	(18,710,117)	2,253,911,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continuation)

	Depreciations
Type of good	At the beginning	Decreases	For the year	At the end	Net book value at 31.12.12	Net book value at 31.12.11	Net book value at 01.01.11

Concession contract	(391,599,492)	3,572,381	(45,021,049)	(433,048,160)	1,672,793,549	1,643,367,034	959,517,680
Goodwill	-	-	-	-	5,627,370	5,627,370	5,627,370
Rights over arbitration proceedings	-	-	-	-	108,754,000	108,754,000	-
Intangibles identificable in acquisitions of distribution's segment companies	(6,810,720)	1,913,466	(7,455,312)	(12,352,566)	21,336,256	34,053,600	12,595,796
Total as of 12.31.2012	(398,410,212)	5,485,847	(52,476,361)	(445,400,726)	1,808,511,175	1,791,802,004	977,740,846

The subsidiary EDEN is the holder of the concession for the provision of the public service of electric power distribution and sale in the northern area of the Province of Buenos Aires. As stipulated in the concession agreement, the concession authority controls the services to be provided and their prices, and maintains a significant interest in the infrastructure at the end of the concession period. Due to the fact that the concession agreement grants EDEN the right to charge users for the electricity distributed, the Company recognizes an intangible asset.

The resulting intangible asset is amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: BIOLOGICAL ASSETS

Non current	12.31.2012	12.31.2011	01.01.2011

Grape-producing plantations	1,976,109	1,935,511	-
	1,976,109	1,935,511	-

Current

Grape growing crop	497,255	99,003	-
	497,255	99,003	-

NOTE 11: INVESTMENTS IN SUBSIDIARIES

a)    Subsidiaries information

The following table shows the subsidiaries under the direct or indirect control of the Company. Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2012		12.31.2011	01.01.2011
	Country	Main activity	% Participation		% Participation	% Participation
BLL	Argentina	Operating	100.00%		100.00%	100.00%
CTG	Argentina	Operating	92.56%		92.56%	92.56%
EPCA	Argentina	Investment	100.00%		100.00%	100.00%
EGSSAH	Argentina	Investment	78.57%		-	-
DESA	Argentina	Investment	-	(1)	-	100.00%
IEASA	Argentina	Investment	100.00%	(1)	100.00%	100.00%
INDISA	Argentina	Investment	91.60%		91.60%	91.60%
IISA	Argentina	Investment	-	(2)	100.00%	100.00%
INNISA	Argentina	Investment	90.27%		90.27%	90.27%
IPB	Argentina	Investment	100.00%		100.00%	100.00%
CTLL	Argentina	Operating	100.00%		100.00%	100.00%
PG	Argentina	Operating	-	(2)	100.00%	100.00%
PISA	Uruguay	Investment	100.00%		100.00%	100.00%
PP	Argentina	Investment	100.00%		100.00%	100.00%
PP II	Argentina	Investment	100.00%		100.00%	100.00%
PEPASA	Argentina	Operating	100.00%		100.00%	100.00%
Powerco	Argentina	Investment	100.00%	(2)	100.00%	100.00%
PRESA (3)	Argentina	Operating	100.00%		100.00%	100.00%
Transelec	Argentina	Investment	100.00%		100.00%	100.00%

(1) On March, 28, 2011, Dolphin Energía S.A. (“DESA”) has merged with IEASA, being the latter the continuing company.

(2) On June 13, 2012, the Company recorded the merger with Pampa Generación and Inversora Ingentis and the spin-off of Powerco’s investing and accounting activities by incorporating the assets and liabilities of the acquired companies and activities.

(3) PRESA’s principal is made up of ordinary shares, each carrying the right to five votes.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, as mentioned in reference b) below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: (Continuation)

b)    Summarised financial information for each subsidiary that has significant non-controlling interest

Edenor

i. Summary statement of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	5,309,090,689	4,884,732,000	3,776,772,000
Current assets	1,268,949,992	835,783,000	1,150,512,000
Assets classified as held for sale	223,398,072	1,278,731,000	-
Total assets	6,801,438,753	6,999,246,000	4,927,284,000

Non current liabilities	4,100,507,419	3,332,350,000	2,397,458,000
Current liabilities	2,054,377,105	1,289,852,000	786,499,000
Liabilities associated to assets classified as held for sale	157,266,683	529,858,000	-
Total liabilities	6,312,151,207	5,152,060,000	3,183,957,000

Non-controlling interest	71,107,004	415,801,000	-

Total Equity	489,287,546	1,847,184,676	1,743,327,000

ii. Summary statement of total comprehensive income
IEASA Consolidado	12.31.2012	12.31.2011
Sales	3,842,870,918	2,893,191,353
Cost of sales	(3,749,906,887)	(1,412,832,000)
Operating (loss) profit	(713,290,026)	258,890,000
Finance results, net	(377,537,960)	(257,769,000)
Loss for the year from continuing operations	(991,048,667)	(151,850,000)
Discontinued operations	(22,367,342)	(139,531,000)
Total comprehensive (loss) profit of the year	(713,290,026)	258,890,000
Other comprehensive profit (loss)	3,055,972	(12,340,000)
Total comprehensive loss of the year	(991,048,667)	(991,048,667)

iii. Summary statement of cash flows
IEASA Consolidado	12.31.2012	12.31.2011
Net cash generated by operating activities	635,114,539	658,950,000
Net cash used in investing activities	(565,462,427)	(794,033,000)
Net cash (used in) generated by financing activities	(165,829,700)	16,304,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: INVESTMENTS IN JOINT VENTURES

	12.31.2012	12.31.2011
At the beginning of the year	222,219,616	239,223,212
Capital increase	1,183,565	-
Participation in loss	(31,020,306)	(14,605,490)
Participation in other comprehensive income	(67,114)	(2,398,106)
Al the end of the year	192,315,761	222,219,616

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	% Participation	Nature of the related
Citelec	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in Citelec, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,656 km of own lines, as well as 6,158 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

i.      Summary consolidated statements of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	1,257,728,042	1,301,364,864	1,339,164,023
Current assets	396,114,394	331,889,969	278,767,307
Total assets	1,653,842,436	1,633,254,833	1,617,931,330

Non current liabilities	845,160,362	855,754,777	749,555,269
Current liabilities	297,585,850	162,092,626	198,415,432
Total liabilities	1,142,746,212	1,017,847,403	947,970,701

ii.    Summary statement of total comprehensive loss

	12.31.2012	12.31.2011
Sales	385,570,750	516,261,137
Operating loss	(147,494,407)	(77,681,957)
Finance results, net	(8,769,637)	9,334,985
Comprehensive loss of the year	(106,387,767)	(13,643,798)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: (Continuation)

iii.  Summary statements of cash flows

	12.31.2012	12.31.2011
Net cash (used in) generated by operating activities	(103,440,261)	82,418,873
Net cash generated by (used in) investing activities	44,768,352	(113,125,312)
Net cash generated by financing activities	54,307,756	60,466,848

The following chart includes a reconciliation of the proportional equity value corresponding to the main joint ventures and the book value of the Company’s interest in them:

	12.31.2012	12.31.2011
Equity method	127,869,686	154,421,448
Adjustments (1)	64,446,075	67,798,168
Total investments in joint ventures	192,315,761	222,219,616

(1) Includes adjustments for repurchase of financial debt and depreciation of property, plant and equipment.

NOTE 13: INVESTMENTS IN ASSOCIATES

	12.31.2012	12.31.2011
At the beginning of the year	130,251,204	-
Increases	-	110,471,920
Participation in profit	2,294,951	19,779,284
Al the end of the year	132,546,155	130,251,204

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA, the Company holds an interest in CIESA, a company which owns 51% of the capital stock of TGS. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

i. Summary consolidated statements of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	4,132,264,000	4,414,890,000	4,177,810,000
Current assets	1,470,434,000	1,445,651,000	1,491,775,000
Total assets	5,602,698,000	5,860,541,000	5,669,585,000

Non current liabilities	2,276,373,000	2,026,123,000	1,833,508,000
Current liabilities	813,874,000	2,027,052,000	1,879,922,000
Total liabilities	3,090,247,000	4,053,175,000	3,713,430,000
	2,512,451,000	1,807,366,000	1,956,155,000

ii. Summary statements of total comprehensive income

CIESA	12.31.2012	12.31.2011
Sales	2,574,968,000	1,853,875,000
Operating gain	704,654,000	551,636,000
Finance results, net	431,342,000	(331,381,000)
Comprehensive profit of the year	572,147,000	197,793,000

iii. Summary statements of cash flows

CIESA	12.31.2012	12.31.2011
Net cash generated by operating activities	531,446,000	424,339,000
Net cash generated by (used in) investing activities	379,949,000	(817,063,000)
Net cash used in financing activities	(558,630,000)	(366,201,000)

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	12.31.2012	12.31.2011
Equity method	116,362,890	55,005,050
Adjustments (1)	16,183,265	75,246,154
Total investments in associates	132,546,155	130,251,204

(1) Includes IFRS adjustments mainly considered in the purchase, the greater value of investments in associated companies and other consolidation adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: Financial assets at fair value through profit and loss

Non current	Note	12.31.2012	12.31.2011	01.01.2011

Shares in other companies - Related parties	41	58,608,616	-	-
Trusts - Related parties	41	241,829,350	-	-
Corporate securities - Related Parties	41	-	548,227,612	-
Shares in other companies		77,513	77,513	66,680
Government securities		3,283,471	5,463,287	-
		303,798,950	553,768,412	66,680

Current

Government securities		80,851,443	43,499,783	4,100,820
Corporate securities		26,365,059	20,201,784	472,498,605
Shares in other companies		6,188,205	8,997,291	25,550,749
Trusts		-	-	18,621,566
		113,404,707	72,698,858	520,771,740

NOTE 15: INVESTMENTS at AMORTIZED COST

Current	12.31.2012	12.31.2011	01.01.2011

Bank accounts in guarantee	-	-	69,143,552
	-	-	69,143,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: Trade and Other receivables

Non Current	Note	12.31.2012	12.31.2011	01.01.2011

Receivables from energy distribution		45,687,536	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	337,458,681	219,942,963	225,801,114
Present value discount of assets at amortized cost		(116,231,524)	(29,488,641)	(33,914,740)
Other		2,042,435	2,614,363	101,315
Allowance for doubtful accounts		-	(1,736,107)	-
Trade receivables, net		268,957,128	237,057,093	237,518,689

Tax credits:
- Value added tax		25,303,802	25,083,198	18,248,054
- Tax on gross sales		12,360,267	7,416,942	7,328,560
- Income tax		126,498,358	99,974,078	65,164,672
- Other tax credits		15,613,251	5,757,954	10,890,112
Borrowings		30,256,335	-	-
Notes receivable		6,671,076	-	-
Advances to suppliers		-	-	3,653,335
Prepaid expenses		1,260,000	1,140,000	1,199,000
Other		1,467,469	18,392,971	11,388,125
Allowance for other receivables		(66,423,670)	(52,630,565)	(43,258,215)
Other receivables, net		153,006,888	105,134,578	74,613,643

Total Non Current		421,964,016	342,191,671	312,132,332

Current

Receivables from energy distribution		928,316,575	576,241,772	435,771,000
Receivables from Argentine Wholesale Electric Market		115,512,113	82,786,094	78,113,330
CAMMESA		231,643,654	337,279,970	150,653,416
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	72,904,322	116,960,473	74,807,298
Discount for fair value		(1,321,292)	(1,852,161)	(1,055,091)
Receivables from oil and liquid sales		4,588,628	14,888,880	-
Debtors in litigation		20,670,270	16,645,777	15,619,719
Related parties	41	1,014,243	1,590,262	1,348,965
Other		12,261,529	5,049,506	9,805,181
Allowance for doubtful accounts		(66,610,421)	(59,873,200)	(32,027,303)
Trade receivables, net		1,318,979,621	1,089,717,373	733,036,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: (Continuation)

	Note	12.31.2012	12.31.2011	01.01.2011
Tax credits:
- Value added tax		47,720,578	92,666,216	165,527,822
- Tax on gross sales		2,991,057	4,828,187	1,154,827
- Income tax		1,220,247	17,446,620	8,317,301
- withholding of social security contributions		3,619,672	1,526,823	2,326,985
- Other tax credits		605,446	688,974	4,698,717
Advances to suppliers		72,624,141	87,818,486	55,425,491
Advances to employees		4,094,995	4,938,372	6,392,717
Related parties	41	7,124,166	39,947	-
Prepaid expenses		25,824,330	26,316,154	14,751,221
Other debtors from energy distribution		27,521,000	20,405,039	23,321,000
Granted loans		6,045,342	2,846,376	-
Deposits in guarantee		2,769,617	3,559,185	1,082,573
Deposits in litigation		4,215,761	5,859,000	-
Deposits in guarantee on financial derivative instruments		145,918	14,466,723	20,146,671
Receivables from the sale of financial instruments		14,348,862	-	-
Other		24,806,449	27,883,108	25,819,047
Allowance for other receivables		(23,113,833)	(27,448,761)	(13,573,211)
Other receivables, net		222,563,748	283,840,449	315,391,161

Total Current		1,541,543,369	1,373,557,822	1,048,427,676

Book value of current trade and other receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term loans are measured at their present value using a market rate. The resulting amount does not differ materially from its fair value.

At December 31, 2012 and 2011 and at January 1, 2011, trade receivables that were past due amounted to Ps. 323.6 million, Ps. 200.3 million and Ps. 133.4 million, respectively, which were due and net for an allowance for doubtful accounts of Ps. 66.6 million, Ps. 61.6 million and $ 32 million respectively. These balances relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

		12.31.2012	12.31.2011	01.01.2011
Less than three months		217,412,599	87,549,621	78,789,398
Three to six months		24,146,591	102,989,344	27,245,503
Up to six months		82,035,944	9,798,868	27,376,669
		323,595,134	200,337,833	133,411,570

The evolution of the allowance for the impairment of receivables is as follow:

		12.31.2012	12.31.2011	01.01.2011
At the beginning of the year		61,609,307	32,027,303	27,024,524
Allowance for impairment		16,242,362	11,407,595	16,728,424
Increases for business combinations		-	21,469,759	-
Decreases		(9,745,166)	(3,295,350)	(11,725,645)
Reversal of unused amounts		(1,496,082)	-	-
At the end of the year		66,610,421	61,609,307	32,027,303

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: (Continuation)

The evolution of the allowance for the impairment of other receivables is as follow:

	12.31.2012	12.31.2011	01.01.2011
At the beginning of the year	80,079,326	56,831,426	38,814,482
Allowance for impairment	39,760,499	30,250,763	18,022,013
Increases for business combinations	-	838,000	-
Decreases	-	(7,551,630)	(5,069)
Reversal of unused amounts	(30,302,322)	(289,233)	-
At the end of the year	89,537,503	80,079,326	56,831,426

The carrying amount of the Company’s trade and other receivables is denominated in the following currencies:

	12.31.2012	12.31.2011	01.01.2011
Argentine pesos	1,904,016,220	1,646,737,157	1,292,471,070
U.S. dollars	57,977,063	57,207,492	57,841,437
Euros	1,514,102	11,802,022	10,245,203
Uruguayan pesos	-	2,822	2,298
	1,963,507,385	1,715,749,493	1,360,560,008

NOTE 17: INVENTORIES

Non current	12.31.2012	12.31.2011	01.01.2011

Other	-	-	638,632
	-	-	638,632

Current

Materials and spare parts	97,105,675	57,756,015	24,708,213
Other	6,224,678	2,665,684	4,864,775
	103,330,353	60,421,699	29,572,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: ASSETS UNDER CONSTRUCTION

The most relevant works conducted by EDEN during the irregular period beginning on February 28, 2011 and ending December 31, 2011 and for the year 2012 —which were financed through funds supplied by PUREE, funds resulting from penalties imposed by OCEBA and own funds— are detailed below.

	Works with
	Equity	PUREE funds	OCBA funds	FREBA funds	Total
Balance at January 1, 2011	-	-	-	-	-
Increases for business combinations	30,499,000	10,056,000	2,063,000	-	42,618,000
Increases	29,967,000	4,985,000	2,283,000	-	37,235,000
Transfers	(24,281,000)	(10,045,000)	(23,000)	-	(34,349,000)
Balance at December 31, 2011	36,185,000	4,996,000	4,323,000	-	45,504,000
Increases	53,243,000	10,711,000	1,726,000	50,234,000	115,914,000
Transfers	(26,747,306)	(2,008,000)	(1,977,000)	(46,220,000)	(76,952,306)
Balance at December 31, 2012	62,680,694	13,699,000	4,072,000	4,014,000	84,465,694

NOTE 19: FINANCIAL INSTRUMENTS

Financial Instruments by category

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,690,194,911	-	1,690,194,911	273,312,474	1,963,507,385
Financial assets at fair value through profit and loss
Goverment securities	-	84,134,914	84,134,914	-	84,134,914
Corporate securities	-	26,365,059	26,365,059	-	26,365,059
Trusts	-	241,829,350	241,829,350	-	241,829,350
Shares	-	64,874,334	64,874,334	-	64,874,334
Cash and cash equivalents	91,576,710	188,305,161	279,881,871	-	279,881,871
Total	1,781,771,621	605,508,818	2,387,280,439	273,312,474	2,660,592,913

Liabilities
Trade and other liabilities	3,917,834,702	-	3,917,834,702	1,288,203	3,919,122,905
Borrowings	3,009,399,997	-	3,009,399,997	-	3,009,399,997
Total	6,927,234,699	-	6,927,234,699	1,288,203	6,928,522,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: (Continuation)

As of December 31, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,396,612,917	-	1,396,612,917	319,136,576	1,715,749,493
Financial assets at fair value through profit and loss	-	-	-	-	-
Goverment securities	-	48,963,070	48,963,070	-	48,963,070
Corporate securities	-	568,429,396	568,429,396	-	568,429,396
Shares	-	9,074,804	9,074,804	-	9,074,804
Derivatives financial instruments	-	1,315,707	1,315,707	-	1,315,707
Cash and cash equivalents	144,441,308	200,677,437	345,118,745	-	345,118,745
Total	1,541,054,225	828,460,414	2,369,514,639	319,136,576	2,688,651,215

Liabilities
Trade and other liabilities	1,215,109,425	-	1,215,109,425	1,436,740,314	2,651,849,739
Borrowings	3,381,451,954	-	3,381,451,954	-	3,381,451,954
Total	4,596,561,379	-	4,596,561,379	1,436,740,314	6,033,301,693

As of January 1, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,035,680,506	-	1,035,680,506	324,879,502	1,360,560,008
Financial assets at fair value through profit and loss
Goverment securities	-	4,100,820	4,100,820	-	4,100,820
Corporate securities	-	472,498,605	472,498,605	-	472,498,605
Shares	-	25,617,429	25,617,429	-	25,617,429
Trusts	-	18,621,566	18,621,566	-	18,621,566
Derivatives financial instruments	-	5,911,977	5,911,977	-	5,911,977
Cash and cash equivalents	174,733,756	250,727,576	425,461,332	-	425,461,332
Total	1,210,414,262	777,477,973	1,987,892,235	324,879,502	2,312,771,737

Liabilities
Trade and other liabilities	676,624,324	-	676,624,324	1,023,265,588	1,699,889,912
Borrowings	2,402,259,486	-	2,402,259,486	-	2,402,259,486
Derivatives financial instruments	-	7,253,000	7,253,000	-	7,253,000
Total	3,078,883,810	7,253,000	3,086,136,810	1,023,265,588	4,109,402,398

The categories of financial instruments have been determined according to IFRS 9. The financial liabilities at amortized cost also include the financial leases where the Company acts as lessee and should be measured according to the provisions of IAS 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: (Continuation)

The revenue, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	122,748,974	32,206,502	154,955,476	-	154,955,476
Interest expense	(468,887,985)	-	(468,887,985)	(31,295,250)	(500,183,235)
Foreign exchange, net	(397,374,380)	47,931,507	(349,442,873)	3,590,550	(345,852,323)
Results from financial instruments at fair value	-	191,938,160	191,938,160	-	191,938,160
Other financial results	(147,245,095)	-	(147,245,095)	503,927	(146,741,168)
Total	(890,758,486)	272,076,169	(618,682,317)	(27,200,773)	(645,883,090)

As of December 31, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	72,504,296	22,346,000	94,850,296	-	94,850,296
Interest expense	(406,953,970)	-	(406,953,970)	(3,768,953)	(410,722,923)
Foreign exchange, net	(208,292,971)	25,057,103	(183,235,868)	1,224,762	(182,011,106)
Results from financial instruments at fair value	-	30,637,693	30,637,693	-	30,637,693
Other financial results	(80,450,087)	-	(80,450,087)	(3,508,364)	(83,958,451)
Total	(623,192,732)	78,040,796	(545,151,936)	(6,052,555)	(551,204,491)

NOTE 20: CASH AND CASH EQUIVALENTS

	12.31.2012	12.31.2011	01.01.2011

Cash	1,821,923	1,499,097	1,152,039
Banks	88,729,161	131,668,010	140,361,770
Securities deposit	1,025,626	11,274,201	33,219,947
Time deposits	14,115,826	49,359,889	102,678,949
Mutual funds	174,189,335	151,317,548	148,048,627
	279,881,871	345,118,745	425,461,332

NOTE 21: SHARE CAPITAL

At December 31, 2012, 2011 and January 1, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: PAYMENTS BASED ON SHARES

In concordance to with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 8, 2009 and the report of the Company’s Audit Committee, on April 16, 2009 the Company and some of its Executives entered into an amendment to the original Opportunities Assignment Agreement (signed on September 27, 2006) which extended the term of the Agreement by five years until September 27, 2014. Therefore, on that date the Company signed with each of the relevant executives a third agreement amending certain terms of the Contracts, including the date of acquisition of the right to exercise the Warrants and their exercise price, which was set at US$ 0.27 per warrant. According to the terms agreed in such amendment, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that with the purpose of emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

For the original agreement and subsequent amendments, the Company issued Warrants granting the right to subscribe a total 381,548,560 at different exercise prices. The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:  27% volatility, based on the historical volatility of the Company; 3% dividends; and 4.63% risk-free U.S. dollars interest rate.

During the fiscal year ended December 31, 2012, the Company recognized Ps. 8,945,352 as Warrants cost. As of December 31, 2011 the shareholders’ equity reserve amounts to Ps. 250.4 million.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2012		12.31.2011
	Stock Options	Average price of the year	Stock Options	Average price of the year
At the beginning	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-
Excercised	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27

The Warrants have the following maturity dates and exercise prices:

		Stock Options
Expiration	Price of the year (U$S)	12.31.2012	12.31.2011	01.01.2011
26.04.2024	0.27	111,500,000	111,500,000	111,500,000
26.04.2024	0.27	150,000,000	150,000,000	150,000,000
26.04.2024	0.27	120,048,564	120,048,564	120,048,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: profit distributions

a)    Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

b)    Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011. Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

This dividend was subsequently ratified by the Ordinary Shareholders’ Meeting held on April 14,2011.

As at December 31, 2011, the Company’s Board of Directors has not been able to implement this mechanism regarding the tax applicable as at that date, since the Company has no accumulated income sufficient to approve the anticipated dividends' amount. The Company is currently evaluating alternative mechanisms to recover the corresponding proportional amount from the shareholders covered by the tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2012	12.31.2011	01.01.2011

Suppliers		83,815,019	79,183,844	1,855,000
Customer contributions		95,722,750	33,338,000	-
Customer guarantees		57,784,582	53,476,536	47,630,714
Customer advances		-	-	2,581,340
Accounts payable		237,322,351	165,998,380	52,067,054

Programme of rational use of energy		1,277,760,644	867,088,453	529,097,000
Fines and bonuses		617,010,872	506,598,275	455,421,000
Guarantees executed		98,297,986	28,908,813	-
Other		772,068	292,725	-
Other liabilities		1,993,841,570	1,402,888,266	984,518,000

Total Non Current		2,231,163,921	1,568,886,646	1,036,585,054

Current

Suppliers		675,248,738	914,853,123	562,126,817
CAMMESA		698,608,610	-	24,694,558
Customer contributions		121,522,868	45,954,000	33,965,000
Fees and royalties		7,010,556	5,625,370	3,317,761
Customer advances		1,288,203	1,487,565	3,699,534
Customer guarantees		1,096,740	956,229	699,735
Related parties	41	128,369	49,274	85,440
Accounts payable		1,504,904,084	968,925,561	628,588,845

Programme of rational use of energy		74,693,099	61,566,021	-
Fines and bonuses		45,031,170	35,636,000	-
Dividends payable		7,508,591	1,210,680	26,357,604
Advances for acqusition of subsidiaries		7,377,000	6,455,000	-
Advances on works to be executed		34,081,188	-	-
Other		14,363,852	9,169,831	8,358,409
Other liabilities		183,054,900	114,037,532	34,716,013

Total Current		1,687,958,984	1,082,963,093	663,304,858

The book value of the trade receivables and other current receivables approximates to its fair value due to their short-term maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: BORROWINGS

Non current	Note	12.31.2012	12.31.2011	01.01.2011

Financial loans		121,444,859	469,222,243	72,815,560
Corporate bonds		2,097,038,169	1,915,350,299	1,694,680,123
Related parties	41	-	103,078,352	-
		2,218,483,028	2,487,650,894	1,767,495,683

Current

Bank overdrafts		160,755,144	269,218,701	124,938,171
Short-term notes		101,100,014	179,298,346	149,272,446
Financial loans		97,205,856	248,919,868	284,841,966
Corporate bonds		293,807,931	83,174,808	75,596,087
Related parties	41	138,048,024	113,189,337	115,133
		790,916,969	893,801,060	634,763,803

The maturities of the Company’s borrowings and its exposure to interest rates are as follow:

Fixed rate	12.31.2012	12.31.2011	01.01.2011

Less than one year	400,907,228	558,852,994	249,032,216
One to two years	218,956,620	132,894,853	15,772,378
Two to three years	517,625,374	220,569,659	86,037,177
Three to four years	38,318,361	508,029,304	148,855,961
Four to five years	16,403,588	20,063,379	382,627,180
Up to five years	1,345,276,241	1,192,477,760	1,012,868,149
	2,537,487,412	2,632,887,949	1,895,193,061

Floating rates

Less than one year	390,009,741	334,948,066	385,731,586
One to two years	62,677,335	160,758,999	67,834,178
Two to three years	19,225,509	126,428,470	18,545,178
Three to four years	-	126,428,470	6,879,178
Up to five years	-	-	28,076,305
	471,912,585	748,564,005	507,066,425

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

The fair value of borrowings amounts:

Non current	12.31.2012	12.31.2011	01.01.2011

Financial loans	121,444,859	469,222,243	72,815,560
Corporate bonds	1,763,271,780	1,835,604,026	1,822,272,071
Related parties	-	103,078,352	-
	1,884,716,639	2,407,904,621	1,895,087,631
Current

Bank overdrafts	160,755,144	269,218,701	124,938,171
Short-term notes	101,100,014	179,298,346	149,272,446
Financial loans	97,205,856	248,919,868	284,841,966
Corporate bonds	267,989,495	78,111,152	78,063,486
Related parties	138,048,024	113,189,337	115,133
	765,098,533	888,737,404	637,231,202
	2,649,815,172	3,296,642,025	2,532,318,833

The Company’s borrowings are denominated in the following currencies:

	12.31.2012	12.31.2011	01.01.2011

Argentine pesos	499,520,301	792,875,916	814,962,661
U.S. dollars	2,509,879,696	2,588,576,039	1,587,296,826
	3,009,399,997	3,381,451,954	2,402,259,486

During the years ended December 31, 2012 and 2011, the Company and its subsidiaries and joint ventures acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 24.3 million and US$ 64 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 21.5 million and Ps. 6.7 million in the year ended December 21, 2012 and 2011, respectively, disclosed under the line “Result of repurchase of financial debt” within other financial results.

Below are described the main characteristics of the indebtedness of the Group:

i.      Transener

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

Class 1 Corporate Bonds have been authorized for public offering in Argentina in accordance with the provisions or Resolution No. 15,523 dated November 30, 2006 of the CNV.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Refinancing of Class 1 Corporate Bonds

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

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions. At December 31, 2012 there have been no breaches with such restrictions.

During the month of December, 2012, Transener acquired its own Class 2 corporate bonds at their respective market value for a total face value of US$ 2 million. The remaining Class 2 corporate bonds outstanding as of December 31, 2012 totaled US$ 98.5 million. As of December 31, 2012, Transener holds all the repurchased bons in its portfolio.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 17, 2009. Up to the issue of these consolidated financial statements, Transener  has not issued any class and / or series of corporate bonds under this programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Edenor y subsidiaria

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

Edenor’s bank loans

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the closing of these consolidated financial statements, Edenor entered into an addendum with Banco Ciudad whereby the maturity date for this loan was extended until February 2014.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total amount of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012, May 2012 and July 2014. Interest is paid on a monthly basis.

EDEN’s bank loans

On February 10, 2012, EDEN entered into a loan agreement denominated in pesos for a term of 2 years with Banco Nación Argentina for an amount of Ps. 60 million accruing compensatory interest at the Badlar rate plus 400 bp with monthly repayments of principal and interest. This amount was destined to the cancellation of the financial loan granted by Edenor.

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, whereby the bank provided the company financial assistance for a maximum amount of Ps 35 million, which instrumented through three current account overdraft requests, two of them in the amount of Ps. 5 million and maturing on July 23 and August 21, 2012 respectively, and the third one for Ps. 25 million will fall due on February 27, 2013. Funds from the current request are bearing average annual interest at 18.3% fixed nominal rate. Funds will be mainly allocated to the refinancing of working capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

EDEN’s VCPs Programme

On April 13, 2012 at EDEN’s Shareholders’ Meeting, the creation of a global short-term debt securities program for up to Ps. 200 million was approved.

On June 26, 2012, the National Securities Commission communicated the filing of this request. As at the issuance hereof, the Program is still pending to approval.

ii.    CTG

Exchange of corporate bonds

On july 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013; having obtained an 88.7% acceptance rate on the total debt under restructuring (“2013 Bonds”).

Said restructuring consisted of the previous debt securities swap for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of US$ 22 million at a 10.5% rate, which will be payable on March 11 and September 11 of each year and maturing in September 2017 (“2017 Bonds”).

In June and July 2009, CTG purchased under successive transactions at market prices its 207 Bonds for a total of US$ 18.2 million (nominal value).

During the year ended December 31, 2011, CTG repurchased under successive transactions and at market prices its 2013 and 2017 Bonds for a nominal value of US$ 1.3 million and US$ 0.8 million respectively.

The remaining 2013 and 2017 Bonds outstanding as of December 31, 2012 total a nominal value of US$ 4.8 million and US$ 3.1 million, respectively.

As of December 31, 2012, CTG holds all the repurchased 2013 and 2017 Bonds in its portfolio.

Corporate Bonds Programme

Under the Simple Corporate Bons Programme (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 24, 2012, on March 6, 2012 CTG issued Class 1 and 2 corporate bonds for a nominal value of Ps. 47 million and Ps. 51.7 million at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds have been used to cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and Standard Bank S.A., as well as for the partial cancellation of bank overdrafts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

VCPs Global Programme

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of VCPs up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the programme. On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of the VCPs programme as detailed in its prospectus draft, which was introduced by the CNV on March 12, 2012. At the date of issuance of these consolidated financial statements no negotiable obligations had been issued under this Program.

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

On September 23, 2011, the Banks and CTG executed an amendment to the granted financing, the most outstanding provisions of which were as follows: (i) the fixed interest rate corresponding to one of the tranches increased to 18.5%; and (ii) the principal maturity dates were extended to March 26, May 9 and June 25, 2012.

Later, on March 6, 2012, CTG issued Class 1 y Class 2 corporate bonds for a total amount of Ps. 98.7 million, Ps. 66.7 million of which were destined to the early cancellation of the financing granted by the Banks. The balance was refinanced as current account overdrafts maturing in March 2013.

On October 3, 2011, Banco COMAFI granted CTG a US$ 2.2 million loan payable on April 9, 2012 and subject to a 4.1% fixed annual nominal rate. At December 31, 2012, such loans has been paid in full.

iii.  CPB

VCPs Global Programme

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

On December 13, 2011, at CPB’s Ordinary and Extraordinary General Meeting of Shareholders, the extension of outstanding short-term debt securities to be issued under the Program up to a maximum amount of Ps. 300 million was approved. As at the issuance hereof, the extension is pending approval by the CNV.

Resources derived through the issuance of these VCPs were destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

During the years 2011 to 2009, CPB issued seven VCP series under this program, for a total amount of Ps. 367.4 million. Series 6 and 7 issued for a total nominal value of Ps. 125.7 million were in force as of December 31, 2011. As of December 31, 2012 CPB had cancelled all the VCPs issued under the programme.

Bank loans

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal was repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. At the date of issuance of these consolidated financial statements it has been paid in full.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal was repaid as a lump sum in August, 2012.

CAMMESA Financing

On March 21, 2011, the Company entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the OED-CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to CTLL as of December 31, 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

iv.   CTLL

Corporate Bonds Programme

On September 8, 2008, CTLL issued simple corporate bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital.

The Corporate Bonds are guaranteed by a lien on the shares of CTLL and credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by the Company as direct and main obligor.

On October 2, 2012, pursuant to the instruction received from the Audit Agent regarding the meeting of all conditions provided for in the Project’s Conclusion Date definition contained in the prospectus for the issuance of simple corporate bonds at a 11.25% interest rate and maturing in 2015 for a maximum amount of US$ 200 million with a personal guaranty issued by the Company and a special guaranty issued by CTLL on August 25, 2008, and without this implying an admission of facts or rights regarding other contracts entered into between CTLL and third parties, the Security Agent informed CTLL of the discharge of the Personal Guaranty granted by the Company, the Pledge on CTLL’s shares and the Fiduciary Assignment of the Assigned Rights (this latter, with the exception of the receivables from CAMMESA and those resulting from the Electricity Sales Contracts) and, therefore, all complementary acts inherent in such discharge were performed.

Repurchase of corporate bonds maturing in 2015

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to US$ 30.5 million in compensation for the accident mentioned in Note 32, to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date).

As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of US$ 24.3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Creation of a new corporate bond programme

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010.

On November 17, 2011 at the CTLL’s Ordinary General Meeting of Shareholders, the extension of the maximum amount of outstanding corporate bonds to be issued under the program up to US$ 350 million was approved. Up to the issue of these consolidated financial statements, CTLL has not issued corporate bonds under this programme.

Bank loans

On January 15, 2010, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest are payable on a monthly basis and principal is repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

The Company has granted collateral on all obligations taken on by CTLL until their total and actual cancellation as a joint and several obligor, granting a surety bond to Banco de la Nación Argentina S.A. which will place it as a security agent, joint and several obligor and main debtor of this loan.

v.     PISA

Financing Agreements

Regarding the acquisitions of CIESA corporate bonds, realized on January, 27, 2011 mentioned in Note 42, PISA signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed it to obtain financing for a total amount of US$ 60 million. On March 4, 2011, PISA received additional financing from such entities for US$ 30 million.

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

With the funds received from the cancellation of CIESA’s debt mentioned in Note 47, PISA paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank. for the acquisition of this debt, and it renegotiated a new loan with Standard Bank for an amount of US$ 20 million at the Libor rate plus a 7% spread and semi-annual amortizations as from February 2013, was early cancelled US$ 8 millones and refinanced the following installments from August 2014. This financing is secured by the Company for an amount of up to US$ 12 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

On December 1, 2011, PISA agreed with Deutsche Bank on an assignment of securities with a repurchase commitment for an amount of US$ 2.6 million at a LIBOR rate plus a 5% spread payable on a quarterly basis and maturing on March 1, 2012.

vi.   PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders the creation of a global short-term debt securities program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

Additionally, on October 6, 2011, PEPASA perfected the issuance of its Class 1 VCPs for an amount of Ps. 46.7 million, which accrues interest at a BADLAR rate plus a 3.5% spread. Principal will be repaid in a lump sum 360 calendar days after the issuance date

On May 11, 2012, PEPASA perfected the issuance of Class 2 VCPs for an amount of Ps. 32.6 million, which bear interest at BADLAR rate plus a 2.75% spread. Principal will be repaid in a lump sum 12 calendar months after the issuance date, and interest be payable on a quarterly basis. Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

On October 3, 2012, PEPASA perfected the issuance of its Class 3 and Class 4 VCPs for an amount of Ps. 34.4 million and US$ 6.5 million (at an initial 4.6915 exchange rate), respectively. Class 3 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate applicable to the interest periods on each payment date plus a 4.25% spread.  Class 4 VCPs accrue interest at a 4.25% nominal annual fixed rate. For both classes, principal will be repaid in pesos in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis.

Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

Bank loans

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with PEPASA for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest will be payable on a monthly basis as from the granting date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the loan granting date. The loan is guaranteed by a bond granted by the Company, and funds will be allocated to the refinancing of liabilities.

On November 5, 2012, Citibank executed a loan agreement with PEPASA pursuant to the system set forth by Communications “A” 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of Ps. 10 million and accruing interest at a 15.01% nominal annual fixed rate. Interest will be payable on a monthly basis as from the granting date and principal will be repayable in three installments amounting to Ps. 3.3 million each, the first two of them maturing on November 5, 2013 and 2014 respectively, and the last one, amounting to Ps. 3.4 million, maturing on November 5, 2015. These funds have been allocated to investments in physical assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

vii. Pampa Energía

TGS Financing

On October 6, 2011, TGS granted the Company a loan amounting to US$ 26 million for an initial term of one year, automatically renewable at maturity for an additional year and accruing interest at an annual 6.8% rate.

On October 6, 2012, such loan was renewed for an amount of US$ 26 million plus the interest accrued during a one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of operation.

Financing of the acquisition of participation in INNISA and INDISA

As of December 31, 2011, the Company had financing from Banco Galicia y Buenos Aires (“Banco Galicia”) for an amount of US$ 5.5 million at an annual interest rate of 4%. This loan was used to partially finance the acquisition of shares in INNISA and INDISA in October 2006.

On March 7, 2012, the Company has cancelled all its capital stock plus interest accrued from that financing as a result, the previously mentioned liens have been released.

 NOTE 26: DEFERRED REVENUES

Non current	12.31.2012	12.31.2011	01.01.2011

Related to IFRIC 12	230,061,265	157,338,000	-
Related to work in progress	34,366,000	17,458,000	-
	264,427,265	174,796,000	-

NOTE 27: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2012	12.31.2011	01.01.2011

Bonus for antiquity	15,477,689	18,064,625	12,432,000
Retirement anticipated	1,982,592	5,519,982	6,845,000
	17,460,281	23,584,607	19,277,000

Current

Salaries and social security contributions	176,016,129	119,505,051	73,896,110
Provision for vacations	139,137,518	123,679,883	79,930,588
Provision for gratifications	31,553,534	24,814,960	12,351,418
Provision for annual bonus for efficiency	97,442,201	51,681,093	28,846,980
Retirement anticipated	3,721,276	5,219,146	6,165,000
	447,870,658	324,900,133	201,190,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

The amounts and conditions vary depending on the collective bargaining agreement and for staff not covered by the agreement.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2012	12.31.2011
Liabilities at the beginning of the year	118,522,782	77,025,591
Cost for current services	6,331,579	4,197,181
Cost for interest	32,938,706	17,027,891
Actuarial losses	(4,641,964)	11,715,676
Benefit payments	(10,401,509)	(9,324,288)
Liabilities acquired in business combinations	-	17,880,731
Liabilities at the end of the year	142,749,594	118,522,782

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2012	12.31.2011
Generation	30,345,694	23,693,782
Distribution	112,403,900	94,829,000
Total	142,749,594	118,522,782

As of December 31, 2012 and 2011, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

The amounts recognized in the income statement are as follows:

	12.31.2012	12.31.2011
Cost for services	6,331,579	4,197,181
Cost for interest	32,938,706	17,027,891
Actuarial income (loss)	137,131	(1,329,592)
Actuarial (loss) income through other comprehensive (loss) income	(4,779,095)	13,045,268
Total cost	34,628,321	32,940,748

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: (Continuation)

The actuarial assumptions used were as follows:

	12.31.2012	12.31.2011
Discount rate	6%	6%
Salaries increase	2%	2%
Inflation	22%	29%

NOTE 29: INCOME TAX

The composition and evolution of deffered tax assets and liabilities is as of December 31, 2012 y 2011, respectively:

	12.31.2011	Profit (losss)	Other comprehensive income (loss)	12.31.2012
Tax los-carryforwards	204,695,333	(6,467,041)	-	198,228,292
Intangible assets	40,656,423	1,330,059	-	41,986,482
Trade and other receivables	40,674,609	8,770,536	-	49,445,145
Cash and cash equivalents	1,114,067	(268,609)	-	845,458
Trade and other payables	141,023,303	42,443,732	-	183,467,035
Salaries and social security payable	10,529,904	34,535,906	-	45,065,810
Salaries and social benefits	14,215,143	4,824,322	(1,672,683)	17,366,782
Infrastructure under construction	27,059,116	865,116	-	27,924,232
Provisions	26,770,341	4,340,422	-	31,110,763
Taxes payable	-	4,437,223	-	4,437,223
Other	-	59,195	-	59,195
Deferred tax asset	506,738,239	94,870,861	(1,672,683)	599,936,417

Property, plant and equipment	(756,466,726)	67,984,459	-	(688,482,267)
Intangible assets	(234,324,796)	(20,057,485)	-	(254,382,281)
Trade and other receivables	(79,006,467)	(8,048,320)	-	(87,054,787)
Cash and cash equivalents	(561)	(2,104)	-	(2,665)
Borrowings	(34,576,256)	6,595,654	-	(27,980,602)
Assets classified as held for sale	(103,352,000)	13,930,260	-	(89,421,740)
Other	(3,561,433)	2,514,053	-	(1,047,380)
Deferred tax liabilities	(1,211,288,239)	62,916,517	-	(1,148,371,722)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

	01.01.2011	Profit (losss)	Other comprehensive income (loss)	12.31.2011
Tax los-carryforwards	157,271,334	47,423,999	-	204,695,333
Intangible assets	-	40,656,423	-	40,656,423
Trade and other receivables	1,934,007	38,740,602	-	40,674,609
Cash and cash equivalents	-	1,114,067	-	1,114,067
Trade and other payables	151,054,534	(10,031,231)	-	141,023,303
Salaries and social security payable	3,518,201	7,011,703	-	10,529,904
Salaries and social benefits	7,061,485	2,587,813	4,565,845	14,215,143
Infrastructure under construction	-	27,059,116	-	27,059,116
Provisions	25,866,000	904,341	-	26,770,341
Deferred tax asset	346,705,561	155,466,833	4,565,845	506,738,239

Property, plant and equipment	(771,811,718)	15,344,992	-	(756,466,726)
Intangible assets	(276,637,694)	42,312,898	-	(234,324,796)
Trade and other receivables	(57,617,917)	(21,388,550)	-	(79,006,467)
Cash and cash equivalents	(132,370)	131,809	-	(561)
Borrowings	(23,057,074)	(11,519,182)	-	(34,576,256)
Assets classified as held for sale	-	(103,352,000)	-	(103,352,000)
Other	(587,769)	(2,973,664)	-	(3,561,433)
Deferred tax liabilities	(1,129,844,542)	(81,443,697)		(1,211,288,239)

The breakdown of income tax charge is:

	12.31.2012	12.31.2011
Deferred tax	157,787,378	74,023,136
Tax on assets accounted	(12,180,476)	(8,244,683)
Current tax	(43,808,903)	(103,159,133)
Income tax	101,797,999	(37,380,680)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

As follow is reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2012	12.31.2011
Loss before taxes and non controlling interest	(1,154,221,345)	(689,620,815)
Current tax rate	35%	35%
Result at the tax rate	403,977,471	241,367,285

Share (loss) profit of Joint Ventures and associates	(10,053,874)	1,810,828
Reserve for directors’ options	(3,130,873)	(3,130,873)
Excess of fair value of net assets acquired over cost	-	26,536,431
Inpairment of investments	-	(126,835,144)
Non-taxable income / Non-deductible loss	73,091,076	40,684,653
Other	(14,689,696)	2,392,924
Subtotal	449,194,104	182,826,104

Expiration of tax loss-carryforwards	(1,600,376)	(10,203,098)
Tax on asset credit	(12,180,476)	(8,244,684)
Difference in the estimate of previous fiscal year income tax and the income return	(17,955,669)	-
Net deferred tax assets not recognized	(317,332,267)	(197,193,157)
Total income tax expense	100,125,316	(32,814,835)

As of December 31, 2012, consolidated accumulated tax losses amount to Ps. 2,136.5 million, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2012	12.31.2011

2007	2012	-	23,248,560
2008	2013	15,788,190	62,474,921
2009	2014	57,099,641	53,325,120
2010	2015	108,654,975	124,766,114
2011	2016	187,131,182	232,714,035
2012	2017	379,087,489	-
		747,761,477	496,528,750
Unrecognized deferred assets		(549,533,185)	(291,833,417)
Tax loss-carryforwards		198,228,292	204,695,333

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2012 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 549.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: TAX LIABILITIES

Non current	12.31.2012	12.31.2011	01.01.2011

Value added tax	23,248,780	31,787,832	35,129,901
Provision for income tax	10,670,852	11,112,295	9,148,383
Payment plans	9,970,610	-	-
Other	2,911,877	2,775,790	2,385,920
	46,802,119	45,675,917	46,664,204

Current

Income tax provision, net of witholdings and advances	20,376,013	27,613,043	31,931,330
Tax on assets provision, net of witholdings and advances	21,368,902	20,253,397	7,006,544
Value added tax	35,572,553	17,740,253	31,202,987
Municipal, provincial and national contributions	88,720,033	44,129,992	32,024,000
Municipal taxes	40,828,082	36,949,566	27,231,902
Tax withholdings to be deposited	31,902,052	24,926,254	15,864,546
Stamp tax payable	9,590,568	9,590,568	-
Other	15,445,803	15,079,038	12,787,329
	263,804,006	196,282,111	158,048,638

NOTE 31: PROVISIONS

	For contingencies
	Non current	Current
Total allowances as of january 1, 2011	11,326,505	57,976,586
Increases	58,310,294	4,514,450
Increases for business combinations	2,750,947	(2,690,552)
Decreases	(2,412,644)	(48,401,467)
Total allowances as of december 31, 2011	69,975,102	11,399,017
Increases	16,461,140	12,853,766
Reversal of unused amounts	(889,388)	(175,364)
Decreases	(19,032)	(12,417,711)
Total allowances as of december 31, 2012	85,527,822	11,659,708

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: CONTINGENCIES

a.     Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts, have been provisioned and as of December 31, 2012 amount to Ps. 90.5 million.

The most significant legal actions in which Edenor is a party involved are detailed below:

Legal action brought by the National Ombudsman

i)      Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Procedural stage of the proceedings: December 7, 2009, Edenor filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal is currently being analyzed by the Supreme Court.

iii)   Amount: undetermined.

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the action in question will conclude during 2013.

Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

i)      Purpose:

-          That all the last resolutions concerning electricity rates issued by the ENRE and the ES be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

-          That all the defendants be under the obligation to carry out the RTI.

-          That the resolutions issued by the ES that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

-          That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

-          That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

-          That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

-          Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

ii)     Amount: undetermined.

iii)   Pocedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. At the date of preparation of these consolidated financial statements, no decision has been made by the Court hearing the case concerning Edenor’s request that CAMMESA be summoned as a third-party defendant. The Federal Government has answered the complaint filed against it within the term granted for such purpose.

iv)       Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is considered that these acted will conclude during 2013.

Legal action brought by Consumidores Financieros Asociación civil para su defensa

i)      Purpose:

-          Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the WEM) invoiced them the electricity purchased for distribution purposes.

-          Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-          Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

ii)     Amount: undetermined.

iii)   Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. As of to date, the proceedings are “awaiting resolution”, as a step prior to open the trial to testimony and other evidence.

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by Unión de Usuarios y Consumidores

i)      Purpose:

-          that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-          that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of Edenor.

-          that Edenor be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-          that the reimbursement be implemented through a credit in favor of customers.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings will be taken to the Supreme Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. Mindful that the proceedings are before the Supreme Court it is not possible to estimate when it will be issued.

Legal action brought by Edenor (“EDENOR S.A. VS RESOLUTION No. 32/11 OF THE ENRE”)

i)      Purpose:

By this action, Edenor challenges such resolution, which – within the framework of the power cuts occurred between December 20 and December 31, 2010 – established the following:

-          That Edenor be fined in the amount of Ps. 750.000 due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of Ps. 375.000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: not specified in the complaint.

iii)  Procedural stage of the proceedings: on July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place at the date of issuance of these consolidated financial statements. Furthermore, on October 28, 2011 Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

iv)  Conclusion: At the end of the year ended December 31, 2012, the provision recorded in relation to the aforementioned compensations amounts to Ps. 30.4 million including principal amount and accrued interest. It is estimated that this case will not come to an end during 2013

Legal action brought by Edenor (“EDENOR S.A. VS RESOLUTION ENRE No. 336/12”)

i)      Purpose:

-          Edenor is to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-          Edenor is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-          Edenor is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-          Edenor is to compensate each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenor.

iv)   Conclusion: At the closing date of the year ended December 31, 2012, the provision recorded in relation to the aforementioned penalties and compensations amounts to Ps. 16.7 million. It is estimated that this case will not come to an end during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“litispendencia”), requesting, at such opportunity, that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss for the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3.

iv)   Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this case does not conclude its proceedings during the year 2013.

Payment agreement with Municipality of Moreno

On October 31, 2012, Edenor and the Municipality of Moreno entered into a payment plan agreement for the settlement of the balance owed, consisting of one payment of 600 to be made in November 2012 with the remaining balance being paid in 36 monthly and consecutive installments plus interest, to be calculated on the basis of the lending rate applied by Banco de la Nación Argentina for 30-day deposits.

b.     CTLL

Legal actions for breaches by the Contractor and claim for compensation to insurance companies

On September 6, 2007, CTLL entered into two engineering, provision and construction agreements with a joint venture made up of Isolux Corsan S.A., Tecna Proyectos and Operaciones S.A. (jointly, the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008, both contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, the construction of the water intake and discharge system from the Mari Menuco lake was awarded, thus completing the Project’s works. The Project provided for a 178 MW power increase; thus, once it has been concluded, the total power would amount to 553 MW.

The project mainly consisted on the provision and installation of three waste heat boilers and a vapor turbine so that the plant would have a combined rather than a single cycle system, thus increasing the current plant capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

The project’s start-up date was originally estimated for June, 2010; however, certain social and labor conflicts beyond CTLL’s control as well as several delays in the work’s execution by the Contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to CTLL that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and on February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date to August of the same year.

Within this context, on March 30, 2011, CTLL accepted a proposal of the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced within a term of 3 years as from the turbine start-up based on its manufacturer’s recommendation.

Furthermore, within the terms and conditions of the proposal indicated above, an economic recognition in favor of CTLL should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million. Said recognition is conditional upon the Provisional Reception of the expansion work by CTLL; therefore, its recognition in earnings has been postponed up to the occurrence of this event.

As a consequence of the agreement, CTLL requested the participating banks to release the loan value for the payment of the contractual milestones.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 178 MW, due to a design fault in the turbine generator system reported by the Contractor, which has allegedly caused technical problems in other turbine generator systems using the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, the turbine group was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The serious delays in the delivery of the expansion work and other breaches by the Contractor caused, CTLL demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and CTLL executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim to the Contractor a comprehensive redress of all damages sustained.

As a result of these executions, on November 14, 2011, Banco Bilbao Vizcaya Argentaria S.A. transferred to CTLL the amounts of US$ 859.450 million and US$ 5.920.290 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested CTLL to issue the work’s provisional reception certificate, which request was rejected, alleging that the Contractor had breached the contractual conditions required to such effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

On December 1, 2011, the Secretariat of the International Chamber of Commerce notified CTLL of the request for arbitration filed by the Contractor, who was later modified it in several occasions, and basically included the following claims:

(i)         The granting of the provisional reception certificate under the Construction Agreement on November 1, 2011, or, alternatively, the issuance of an order to CTLL so that it should pay to the Contractor the amounts received from the sale of electric power generated from the above-mentioned extension as from November 1, 2011 and until the Arbitration Court considers a Provisional Reception has taken place;

(ii)       The return of the amounts collected by CTLL through the execution of the sureties issued by BBVA and Commerzbank upon request of the Contractor;

(iii)      The declaration of the expansion synchronization as duly made on November 10, 2010;

(iv)     The declaration of the warranty period duly opened on November 10, 2010, the warranty therefore maturing on November 10, 2012;

(v)       The declaration that CTLL has breached its obligation to deduct from the amounts claimed to the Contractor the recognition of US$ 18 million on executing the sureties and that, therefore, the Contractor is not under a duty to grant this recognition;

(vi)     The declaration of the validity of the obligation and the issuance of an order so that CTLL should pay to the Contractor the amount of US$ 1,000,000 corresponding to the excess deductible from the insurance hired by CTLL and that the Contractor should have taken on as a result of the settlement agreement for the accident which took place in the plant on February 8, 2011;

(vii)    The payment of damages, not yet assessed, which would result from CTLL's actions regarding points (i) and (ii) above.

Furthermore, CTLL was served notice of an interim injunctive relief requested by the Contractor (the “Argentine Interim Injunctive Relief”) which involved a seizure of its stock holding in CTG in the amount of US$ 8,179,840 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Garnishments”).

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, CTLL filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby CTLL seeks a comprehensive redress of the damages sustained as a result of these breaches.

Additionally to what has been expressed so far, CTLL executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13,207,650 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology and generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain (the “Spanish Interim Injunctive Relief”), which was sustained (ex-parte) on December 29, 2011 and notice of which was served on CTLL on January 23, 2012. Such Spanish Interim Precautionary Relief ordered CTLL to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties which, in concordance to the judge and based on the Contractor’s allegations, would be the only amount owed under the Supply Agreement. Additionally, the Spanish Interim Injunctive Relief ordered that the surety bank should refrain from paying to CTLL any amount exceeding US$ 1.2 million until the termination of the arbitration proceeding, which should commence within 20 working days as from the rendering of this decision. Finally, on June 14, 2012, Commerzbank transferred to CTLL the amount of US$ 13,207,650.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

On January 11, 2012, the intervening Court on duty sustained CTLL’s request to substitute the Seizures by a surety bond. As of the date hereof, this substitution has been ratified. Additionally, CTLL appealed the granting of the Argentine Interim Injunctive Relief, which appeal was disallowed by the Appellate Court.

On March 20, 2012, the intervening judge revoked the Spanish Interim Injunctive Relief, which decision was appealed by the Contractor, and this appeal is currently pending decision by the Appellate Court.

On March, 2012, the Contractor filed its answer to CTLL’s counterclaim and, in turn, CTLL answered the amendment to the complaint filed by the former. On April 5, 2012, the Arbitration Court was organized with the appointment of its president by the International Court of Arbitration. On July 30, 2012 the Terms of Reference were executed, and the Court’s scheduling was fixed.

As a result of the accident in the Plant, CTLL has conducted all necessary procedures to collect from the insurance companies the applicable compensations for lost profits. In this respect, on June 8, 2012 CTLL reached an agreement with the insurance companies whereby they agreed to recognize only US$ 30.5 million, an amount which will only partially cover the lost profits resulting from delays occurring after the accident, since the policy provided for a 45-day non-coverage period and, additionally, since part of the delay was due to adjustments in the turbine design which should have been made during the period in which damage caused by the accident was repaired.

On October 11, 2012, CTLL was notified of the expansion of the seizure for an amount of US$ 14,456,458 on funds from CAMMESA by virtue of the execution by CTLL of the surety issued by Commerzbank.

On October 16, 2012, CTLL requested the substitution of said seizure by a surety bond, and on October 17, 2012 it filed an appeal for reversal of the order determining the expansion of the seizure.

On October 24, 2012 the Court sustained the petition for seizure substitution and ordered that the Contractor should be informed of the appeal for reversal filed by CTLL.

Finally, the judge dismissed the appeal for revocation filed by CTLL and upheld the subsidy appeal so that it may be heard before the Chamber of Appeals in Commercial Matters.

On November 14, 2012, the transportation facilities connecting Central Térmica Loma de la Lata with the WEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

As at the issuance hereof, CTLL is conducting the necessary business to collect the insured amounts provided for in the above-mentioned insurance contracts and to minimize losses resulting from the WEM Supply Agreement, and it is also committed to conducting the steam turbine unit’s repair works.

CTLL requested the Arbitration Court to allow the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator in November 2012. The Arbitration Court passed a procedural order upholding CTLL’s request. On March 15, 2013, the parties will submit the claim and counterclaim memorials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

c.     CTG

Litigation with Desarollos Energéticos S.A.

The date of these consolidated financial statements the Company is a defendant in a dispute with DESA. The application seeks the fulfillment of a contract between the parties and the payment of liquidated differences in fees to the plaintiff as a result of such employment. On December 30, 2011 judgment was handed down by place partly to the demand, and sentenced the Company to pay cash differences arising from settlement of the disputed fees for the periods according to the points made by the plaintiff. It should be noted that the plaintiff has not determined the amount of his claim. The Company appealed the court ruling, which is elevated to the appeals from the April 19, 2012. The plaintiff also appealed the ruling.

In the opinion of legal counsel to assist the Company in the first instance judgment evidence arise to consider an appeal by the Company could succeed on the claim for liquidated fee difference and instead seems difficult to flourish an appeal by the plaintiff on the claim that the contract continues. Given the uncertainty regarding the final outcome of the cause, the Company has not recorded new charges in connection with this claim.

CTG's management has performed its best estimate of the disbursement necessary to cancel the current contingent liability at the end of the period subject-matter hereof taking into consideration the existing risks and the high degree of uncertainty regarding the proceeding’s final result. Therefore, CTG has recorded during this year new charges associated with the allowance in the amount of Ps. 2,500,476.

d.     Claim on minimum presumed income tax

Tax refund claim

The Company and certain subsidiaries have filed a petition for refund against AFIP – DGI for the application of the minimum presumed income tax corresponding to the fiscal years 2002, 2008 y 2009.  This claim seeks the refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

Declaratory relief

The Company and certain subsidiaries have filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

As at December 31, 2012 and 2011, the Company held a provision for the minimum presumed income tax for the fiscal years mentioned and for the proportional tax estimated for this period for a total amount of Ps. 90,6 million and Ps. 47,1 million, r respectively, including compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 33: LEASES

a.   As lessee

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformation Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

At December 31, 2012, future minimum payments with respect to operating leases are as follow:

	12.31.2012	12.31.2011	01.01.2011
2011	-	-	6,748,000
2012	-	12,101,000	8,659,000
2013	16,653,000	9,483,000	8,470,000
2014	17,006,000	9,087,000	8,406,000
2015	9,657,000	3,127,000	2,900,000
2016	4,943,000	147,000	147,000
2017	4,753,000	147,000	-
2018	147,000	-	-
Total future minimum payments	53,159,000	34,092,000	35,330,000

b.   As lessor

Edenor has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these lease contracts include automatic renewal clauses.

At December 31, 2012, future minimum lease collections with respect to operating leases are as follow:

	12.31.2012	12.31.2011	01.01.2011
2011	-	-	20,898,000
2012	-	26,836,000	1,924,000
2013	42,817,000	24,383,000	89,000
2014	3,299,000	22,000	20,000
2015	146,000	-	-
Total future minimum collections	46,262,000	51,241,000	22,931,000

Total rental income for all operating leases for the years ended December 31, 2012 and 2011 are Ps. 34,7 million and Ps. 22,5 million, respectively:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 34: SALES

	12.31.2012	12.31.2011

Sales of energy to the SPOT Market	2,518,210,710	2,054,327,482
Sales of energy to the Forward Market	490,360,781	498,671,154
Energy plus sales	582,921,574	243,133,421
Gas sales	1,765,508	6,978,651
Energy exportation	-	14,402,481
Other sales	16,383,795	26,895,467
Generation subtotal	3,609,642,368	2,844,408,656

Energy sales	3,658,090,093	2,708,654,210
Right of use of posts	39,012,156	79,127,461
Connection and reconnection charges	6,979,942	10,936,922
Income from construction	117,615,096	71,241,000
Other sales	22,173,356	51,350,333
Distribution subtotal	3,843,870,643	2,921,309,926

Gas sales	85,533,872	45,536,836
Oil and liquid sales	4,636,191	6,048,196
Other sales	16,333,966	613,202
Holding and others subtotal	106,504,029	52,198,234

Intersegment sales	4,640,794	1,686,771

Total sales	7,564,657,834	5,819,603,587

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 35: COST OF SALES

	12.31.2012	12.31.2011
Inventories at the beginning of the year	60,421,699	30,211,620

Loss for the year
Purchases of inventories and of energy from the distribution segment	2,148,120,104	2,186,501,203

Salaries and social benefits	733,908,095	586,440,414
Accrual of defined benefit plans	21,900,460	15,369,287
Fees and compensations for services	500,538,362	272,120,261
Property, plant and equipment depreciations	328,260,149	336,175,416
Depreciation of biological assets	64,798	-
Gas production	5,761,657	3,265,187
Intangible assets amortization	45,021,049	30,794,372
Gas consumption	578,496,922	497,723,194
Purchase of energy	469,435,116	201,588,938
Fuel consumption	1,614,088,251	604,990,918
Transport of energy	24,193,619	15,632,664
Construction cost	117,615,096	83,406,000
Material and spare parts consumption	117,106,728	99,070,645
Penalties	135,611,633	74,753,000
Maintenance	58,762,711	39,780,210
Royalties and fees	36,330,926	27,195,917
Rental and insurance	42,222,656	32,200,347
Surveillance and security	14,493,071	10,220,657
Taxes, rates and contributions	10,906,618	23,954,587
Communications	8,226,396	7,515,566
Other	13,825,822	4,234,362
Subtotal	4,876,770,135	2,966,431,942

Inventories at the end of the year	(103,330,353)	(60,421,699)
Cost of sales	6,981,981,585	5,122,723,066

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 36: SELLING EXPENSES

	12.31.2012	12.31.2011
Salaries and social benefits	165,379,914	113,511,960
Accrual of defined benefit plans	3,367,723	2,367,773
Fees and compensations for services	171,613,979	129,552,539
Property, plant and equipment depreciation	7,373,888	2,256,970
Penalties	11,018,359	6,305,000
Doubtful accounts	20,689,707	12,903,287
Surveillance and security	3,429,871	2,301,231
Taxes, rates and contributions	84,956,889	39,181,144
Communications	20,852,231	16,581,474
Other	2,784,835	5,979,730
	491,467,396	330,941,108

NOTE 37: ADMINISTRATIVE EXPENSES

	12.31.2012	12.31.2011
Salaries and social benefits	234,109,836	176,775,904
Accrual of defined benefit plans	14,139,233	2,158,420
Fees and compensations for services	106,536,214	85,152,908
Directors and Sindycs’ fees	19,661,857	26,807,712
Reserve for directors’ options	8,945,352	8,945,352
Property, plant and equipment depreciation	12,571,208	11,819,078
Intangible assets amortization	7,455,312	6,810,720
Material and spare parts consumption	6,513,436	2,995,766
Maintenance	12,847,492	1,982,299
Transport and per diem	5,003,976	6,446,107
Rental and insurance	26,321,859	21,423,769
Surveillance and security	6,521,443	16,742,026
Taxes, rates and contributions	24,795,547	13,409,990
Communications	6,777,549	7,418,805
Advertising and promotion	9,678,817	17,655,248
Other	13,259,233	5,031,960
	515,138,364	411,576,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 38: OTHER OPERATING INCOME AND EXPENSES

Other operating income	12.31.2012	12.31.2011
Profit of acquisition of subsidiaries	-	87,186,148
Valuation of assets held for sale	-	7,527,973
Insurance recovery	135,003,525	557,873
Recovery of allowances for tax credits	21,750,177	6,606,000
Services provided to third parties	15,865,316	14,898,000
Commissions on municipal taxes collection	6,650,425	5,387,000
Other	18,218,657	15,818,311
Total other operating income	197,488,100	137,981,305

Other operating loss
Allowances for tax credits	(9,804,687)	(18,884,933)
Allowances for contingencies	(26,442,004)	(18,039,000)
Voluntary retirements - bonus	(10,125,734)	(10,897,000)
Decreaeses in property, plant and equipment and intangible assets	(15,193,784)	(5,907,000)
Cost of work to third parties	(13,687,931)	(8,013,000)
Severance paid	(4,819,215)	(5,844,000)
Allowances for other receivables	(42,480,405)	-
Profit of acquisition of subsidiaries	-	(4,269,000)
Net expense techniques	(10,596,738)	(5,148,000)
Other	(16,516,517)	(4,099,179)
Total other operating loss	(149,667,015)	(81,101,112)

NOTE 39: FINANCIAL RESULTS

Finance income	12.31.2012	12.31.2011
Comercial interest	96,823,295	65,576,497
Financial interest and other	58,132,181	29,273,799
Total finance income	154,955,476	94,850,296

Finance cost
Comercial interest	(65,212,541)	(7,608,414)
Fiscal interest	(31,295,250)	(3,768,953)
Financial interest and other	(403,675,444)	(399,345,556)
Taxes and bank commissions	(94,825,370)	(85,625,929)
Other finance costs	(3,051,945)	(3,438,129)
Total finance cost	(598,060,550)	(499,786,981)

Other finance results
Foreing currency exchange difference	(345,852,323)	(182,011,106)
Changes in the fair value of financial instruments	191,938,160	30,637,693
Result from repurchase of financial debt	21,451,233	6,732,659
Proceeds from current value measurement	(70,600,761)	551,145
Other finance results	285,675	(2,178,197)
Total other finance results	(202,778,016)	(146,267,806)
Other finance results, net	(645,883,090)	(551,204,491)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 40: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

	12.31.2012	12.31.2011
Loss attributable to the equity holders of the company during the year from continuing operations	(643,812,349)	(688,987,406)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic loss per share from continuing operations	(0.4898)	(0.5242)

	12.31.2012	12.31.2011
Earnings (loss) attributable to the equity holders of the company during the period for discontinued operations	(5,881,905)	(52,407,931)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted loss per share from discontinuing operations	(0.0045)	(0.0399)

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options described in Note 22.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business. The calculation of earnings per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the earnings per share; therefore, no dilutive effect was considered for the year ended December 31, 2011, and the diluted equaled the basic loss per share for the continuing and discontinued business.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a) Sales of goods and services

	12.31.2012	12.31.2011
Joint ventures
Transener	4,640,799	1,503,132

Other related parties
EMDERSA	538,313	-
Dolphin Finance	-	23,626
	5,179,112	1,526,758

b) Purchases of goods and services

	12.31.2012	12.31.2011
Joint ventures
Transener	(3,634,484)	(977,462)
	(3,634,484)	(977,462)

c) Other operating income

	12.31.2012	12.31.2011
Other related parties
CYCSA	2,790,447	352,495
	2,790,447	352,495

d) Financial income

	12.31.2012	12.31.2011
Other related parties
PYSSA	-	25,000
	-	25,000

e) Financial cost

	12.31.2012	12.31.2011
Other related parties
TGS	(8,504,406)	(1,808,078)
	(8,504,406)	(1,808,078)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: (Continuation)

f)      Acquisition of corporate bonds

	12.31.2012	12.31.2011
Other related parties
Orígenes	(88,546,372)	-
	(88,546,372)	-

g)    Key management compensation

The total remuneration to directors accrued during the year ended December 31, 2012 and 2011 amounts to Ps. 26.9 million (Ps. 18 millions in remunerations and Ps. 8.9 in the accrual of reserves by the Opportunities Assignment Agreement or share purchase options) and Ps. 34.2 million (Ps. 25.3 millions in remunerations and Ps. 8.9 in the accrual of reserves by the Opportunities Assignment Agreement or share purchase options), respectively

Balances with related parties:

	12.31.2012	12.31.2011	01.01.2011

Financial assets at fair value through profit and loss
Other related parties
TGS	58,608,616	-	-
CIESA	241,829,350	548,227,612	-
	300,437,966	548,227,612	-

Trade receivables:
Joint ventures
Transener	1,014,243	1,590,262	1,348,965
	1,014,243	1,590,262	1,348,965

Other receivables:
Joint ventures
Transener	25,671	-	-
Other related parties
TGS	6,488,030	-	-
CIESA	6,671,076	-	-
CYCSA	356,365	-	-
Grupo Dolphin	254,100	-	-
PYSSA	-	35,000	-
Dolphin Finance	-	4,947	-
	13,795,242	39,947	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: (Continuation)

	12.31.2012	12.31.2011	01.01.2011
Accounts payable:
Joint ventures
Transener	128,369	41,590	77,440

Other related parties
PYSSA	-	7,684	8,000
	128,369	49,274	85,440

Borrowings
Other related parties
BST	-	-	115,133
TGS	138,048,024	113,189,336	-
Origenes	-	103,078,353	-
	138,048,024	216,267,689	115,133

NOTE 42:  BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

a.     Acquisition of assets from AEI Group

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

Acquisition of EMDERSA and AESEBA

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint it as an acquiring part of the distribution assets for the agreed prices. The agreement sets forth that in the event that within three years of the date of acquisition of EMDERSA and AESEBA’s shares Edenor partially or completely sells any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to AEI for the shares of EMDERSA and/or for the shares of AESEBA.  On the same date, the acquisition of those shares has been fulfilled at the prices agreed. As at the issuance hereof, Edenor has initiated the pertinent authorization proceedings before the control entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 42: (Continuation)

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Executive Order No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and perfection of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share is still pending. Therefore, Edenor considers that the situation generated by the potential coexistence of two public offerings must be clarified.

Edenor had fully undertaken its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which should be carried out at the same price per EMDERSA’s common share that Edenor paid to AEI, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the National Securities Commission. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring.

The consideration paid, the amount of the net acquired assets recognized at acquisition date and the generated gain are as follow:

Fair value of the net assets acquired	1,191,506,705

Consideration:
Cash	(685,570,331)
consideration transferred	(685,570,331)

Profit of acquisition of subsidiaries	505,936,374

Under NIIF the excess of the fair value of the net assets acquired (including those recognized in the reassessment of the purchase price allocation), over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

 This gain from acquisition of companies is included in the consolidated statement of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 42: (Continuation)

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest are as follow:

Fair value
Properties, plant and equipment	1,867,209,000
Investments in associates	115,542,932
Trade and other receivables	419,602,945
Inventories	4,256,000
Cash and cash equivalents	123,524,546
Trade and other payables	(579,725,718)
Borrowings	(450,018,000)
Deferred tax liabilities	(78,845,000)
Net assets	1,421,546,705

Non-controlling interest	(230,040,000)
Net assets acquired	1,191,506,705

Purchase of shares of EPCA

On January 31, 2011, the Company accepted an offer to acquire, subject to the fulfillment of certain conditions precedent and to the obtaining of the corresponding regulatory approvals, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.30% of the share capital of TGS. The total agreed price amounted to US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method based on market value measurements of the main acquired assets and liabilities.  As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” Ps.  63.1 million as compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

NOTE 43:  TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)      Acquisition of an additional non-controlling interest in EMDERSA

Between June and December, 2011 and in successive market transactions, Edenor acquired 2,951,000, 281,294 and 15,000 common shares of EMDERSA representing 1.25%, 0.12% and 0.0064% of the capital stock and voting rights of such company. In this way, the Company has increased its equity interest in EMDERSA up to 78.56%. Edenor derecognized Ps. 9. 9 million of non-controlling interest and recorded an increase in equity attributed to the owners of the parent of Ps. 3.5 million.

b)    Acquisition of a non-controlling interest in EDENOR

As of December 31, 2011, PISA holds 14 Class B common shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to a 3.9% interest in Edenor´s common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Company sale agreements and Companies available for sale:

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and SIESA for the acquisition of the direct and indirect interests the company has in EDESAL, EDELAR and EDESA, respectively.

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

Assets and liabilities sale associated to EDESAL

The total and final price of the offer amounts to US$ 26.7 million and was fully collected.

Furthermore, along with the payment of the balance in October 2011, EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that moment Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and  Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL was in charge of a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal, which is comprised of 5 directors, four of whom were elected by the buyer and one of whom were elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom were elected by the seller.

As security for the compliance with the obligations undertaken, Edenor has provided a performance bond in favor of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of Ps. 60 million as principal plus compensatory interest at an annual nominal rate of up to 16% as collateral for EDESAL’s payment obligations with respect to these banks.

The performance bond was enforceable if any of the following conditions precedent (whichever takes place first) occur: a) that at September 16, 2013, EMDERSA’s spin-off has not been carried out; or 2) that during the term of the trust Edenor fails to comply with certain obligations concerning EDESAL’s joint management. None of the above-mentioned conditions occurred, that the performance bond was not be enforceable.

At December 31, 2012, as a consequence of the above-described transaction and EMDERSA’ spin-off resolution, the Company no longer holds any direct or indirect interest in EDESAL HOLDING S.A. or EDESAL.

Assets and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option to Andes Energía SA. for a price of US$ 1.5 million to in the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s direct and indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments. The purchase option was paid by the buyer on September 16, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

Subsequently, Edenor’s Board of Directors approved proposals from Andes Energía Argentina S.A. to extend the term until which the buyer could exercise the option, with the Company maintaining the right to freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights on such shares. In the event that a sale to a third party is made, Andes Energía Argentina S.A.’s option may not be exercised, there being no outstanding payment or any responsibility of any kind for Edenor or Andes Energía Argentina S.A.

At December 31, 2012, Andes Energía Argentina S.A.’s purchase option has expired. The Company is currently negotiating with the buyer the terms under which such problem may be solved.

In this regard, and considering both that Edenor maintains its decision to sell this asset and that it has received other expressions of interest in connection thereto, which are currently being analyzed although no specific offers have yet been received, such asset continues to be classified as assets available for sale.

At the end of the year being reported, Edenor has recorded the assets related to EDELAR at their estimated recoverable value. Consequently, it has recorded a loss of Ps. 64.8 million in the Loss from discontinued operations line item due to the valuation at net fair value less costs to sell (which is estimated to be similar to the asset’s book value) and Ps. 37.3 million in the Other expense line item, in the understanding that the result of the recoverability analysis of the receivable is part of the controlling company’s own result.

Assets and liabilities sale associated to EDESA

At December 31, 2011, this investment has been classified as Disposal group and associated liabilities classified as held for sale within assets and has been valued at its net realizable value (estimated realizable value less costs to sell), which is lower than its book value.

For purposes of determining the estimated realizable value, Edenor used the incurred acquisition value in the understanding that the company will recover at least the amount invested..

On April 23, 2012, Edenor’s Board of Directors approved the acceptance of the Offer Letter sent by SIESA submitting to Edenor and its subsidiary EMDERSA Holding an offer for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights in EDESA Holding, a corporation which is currently being organized as a result of EMDERSA’s spin-off which, once concluded, will hold 90% of the capital stock and voting rights in EDESA, a company which in turn holds 99.99% of the capital stock and voting rights in ESED, and (ii) the remaining 0.01% capital stock of ESED.

This transaction was perfected on May 10, 2012 at the agreed price, which will be payable through the delivery of Argentine (Boden 2012) sovereign debt securities for an amount of Ps. 100.5 million which, for accounting purposes and with the effect of the granted financing, amounted to Ps. 98.3 million. This price was partially cancelled through the payment of Ps. 83.8 million on the closing date, one-sixth of the debt still being unpaid, the cancellation of which will be made in five annual and consecutive installments in United States dollars, the first one maturing on May 5, 2013, and accruing interest at a LIBOR rate + 2%.   Price payments will be made (i) in immediately available U.S. dollars through transfer to a bank account to be indicated by the seller or, alternatively, and at the seller’s exclusive option (which may be exercised regarding each of the payments ), (ii) through the delivery to the seller of Argentine sovereign debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

Furthermore, and as a part of the stated transaction, EDESA cancelled the whole loan held with Edenor for an amount of Ps 131.3 million plus accrued interest, and the purchaser released EMDERSA from all and any liability resulting from the surety granted by the latter to EDESA regarding the syndicated loan this company held with different banking entities. Pursuant to this operation, EMDERSA Holding transferred to SIESA shares representing 28.93% of the capital stock and voting rights of EMDERSA, whereas Edenor transferred to this company 0.01% of the capital stock and voting rights in ESED.

As a result of this transaction, on May 9, 2012, Edenor obtained from EMDERSA Holding a loan for Ps. 83.9 million maturing on May 9, 2013 and fully repayable in advance at a 16% annual nominal rate as from the date of actual disbursement and payable together with the repayment of principal. This loan was paid off through a capital stock reduction process conducted by EMDERSA Holding.

Therefore, and as a result of this transaction, Edenor does no longer hold a direct or indirect stake in EDESA and has recorded Ps. 21.6 million earnings, which are disclosed under Results of discontinued operations of the Comprehensive Income Statement.

As agreed by the parties in EDESA sale agreement, SIESA and Emdersa Holding, as trustors and beneficiaries, and Deutsche Bank S.A. as trustee, set up a collateral trust to which they transferred their shareholdings representing EMDERSA’s capital stock and votes, with SIESA transferring the 28.93% received with the closing of the transaction, and EMDERSA Holding the remaining 24.84% of the shares.  Upon the conclusion of EMDERSA’s spin-off process, the shares representing 78.44% of the capital stock and votes of EDESA Holding, holder of 90% of EDESA’s shares and votes, were issued, and Deutsche Bank S.A, the trustee, transferred to Emdersa Holding the totality of EMDERSA’s shares that had been transferred by SIESA and EMDERSA Holding to the trust, with SIESA holding 78.44% of EDESA Holding S.A.’s capital stock and votes.

Assets held for sale and related liabilities

The assets and liabilities related to the subsidiaries EMDERSA and EMDERSA Holding have been recorded as held for sale due to the Board’s decision to discontinue operations as of December 31, 2011.

The assets and liabilities related to EMDERSA and EMDERSA Holding have been valued considering the lower value between their book value and the fair value minus the sale costs associated to the date when they were classified as held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

The main types of assets and liabilities are:

	31.12.2012	31.12.2011	01.01.2011

Properties, plant and equipment (1)	112,183,646	968,483,779	-
Trade and other receivables	73,838,056	189,942,764	-
Inventories	36,873,121	4,653,729	-
Deferred tax asset	1,147,690	4,183,502	-
Cash and cash equivalents	11,154,421	16,689,034	-
Other assets	-	-	120,563,631
Total assets classified as held for sale	235,196,934	1,183,952,808	120,563,631

Trade and other payables	125,818,661	190,254,844	-
Borrowings	4,622,697	171,100,462	-
Salaries and social security payable	10,011,859	37,472,186	-
Deferred tax liabilities	-	62,228,000	-
Taxes payable	6,073,425	20,671,590	-
Provisions	9,309,881	19,860,000	-
Total liabilities associated to assets classified as held for sale	155,836,523	501,587,082	-

(1) The breakdown is:
Properties, plant and equipment acording to Note	127,932,133	1,120,874,181	-
Impairment adjustment to net realizable value	(15,748,487)	(152,390,402)	-
	112,183,646	968,483,779	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.       Statement of comprehensive income

	12.31.2012	12.31.2011

Sales	426,316,717	736,156,184
Cost of sales	(376,474,786)	(408,642,883)
Gross profit	49,841,931	327,513,301

Selling expenses	(57,606,582)	(97,300,967)
Administrative expenses	(47,130,182)	(97,361,531)
Other operating income	52,259,087	2,768,000
Other operating expenses	(635,704)	(5,286,352)
Profit of joint ventures	-	924,000
Operating loss	(3,271,450)	131,256,451

Financial income	5,295,656	15,594
Financial cost	(42,712,735)	(29,105,937)
Other finance results	(5,007,913)	(3,820,951)
Financial results, net	(42,424,992)	(32,911,294)
Income (Loss) before income tax	(45,696,442)	98,345,157

Income tax	39,077,587	(22,196,330)
Income (loss) for the year from continuing operations	(6,618,855)	76,148,827

Impairment of assets classified as held for sale	(15,748,487)	(152,390,402)
Loss on sale of assets classified as held for sale	-	(70,140,000)
Tax effect	-	40,406,800
Total loss of the year	(22,367,342)	(105,974,775)

Total loss of the year attributable to:
Owners of the company	(5,881,905)	(52,407,931)
Non - controlling interest	(16,485,437)	(53,566,844)
	(22,367,342)	(105,974,775)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

b.     Statements of cash flows

	12.31.2012	12.31.2011
Net cash generated by operating activities	246,227,048	200,485,339
Net cash used in investing activities	(200,839,318)	(275,685,743)
Net cash generated by financing activities	(39,919,383)	84,587,842
INCREASE IN CASH AND CASH EQUIVALENTS	5,468,347	9,387,438

Cash and cash equivalents at the beginning of the year	5,686,074	7,301,596
Cash and cash equivalents at the end of the year	11,154,421	16,689,034

a.     EMDERSA Holding’s capital stock reduction

On August 21, 2012, EMDERSA Holding’s General Meeting of Shareholders approved a Ps. 98 million capital stock reduction corresponding to 98,083,563 common shares with a face value of Ps. 1 each, process is pending approval by the Regulatory Agency of Corporations (Inspección General de Justicia de la Ciudad Autónoma de Buenos Aires).

As a result, the Ps. 83.9 million loan Edenor held with EMDERSA Holding was cancelled, and a loan receivable from SIESA amounting to Ps. 14.1 million was assigned to Edenor.

Moreover, on December 10, 2012 the Sharaholders´Meeting of EMDERSA Holding approved such company’s reduction of capital for Ps. 56.11 million, representing 56,108,232 common shares with a nominal value of Ps. 1 per share. At the date of issuance of these Consolidated Financial Statements, the aforementioned capital reduction process is pending approval by the Regulatory Agency of Corporations (Inspección General de Justicia de la Ciudad Autónoma de Buenos Aires).

Mentioned transactions do not generate results for Edenor.

b.     EMDERSA’s pin-off process

At EMDERSA’s Extraordinary General Meeting of Shareholders opened on December 16, 2011, which was adjourned until January 13, 2012, the reorganization process was approved, which consisted of the spin-off of the following assets of this company, as well as of any right, liability or contingency associated with them: (i) the holding of EMDERSA’s stock in EDESAL, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESAL’s commercial activity for the constitution of a new company called EDESAL Holding; (ii) the holding of EMDERSA’s stock in EDESA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESA’s commercial activity for the constitution of a new company called EDESA Holding; and (iii) the holding of EMDERSA’s stock in EGSSA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EGSSA’s commercial activity for the constitution of a new company called EGSSA Holding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

On August 16, 2012, the spin-off was approved by the CNV and on October 10, 2012 was filed with the Companies’ Inspection Bureau, together with the registration of the three new companies.

On November 8, 2012, the CNV authorized the new companies to enter the public offering system and on November 19, 2012, the Buenos Aires Stock Exchange gave authorization for the public listing of these companies’ shares.

NOTE 45: DISTRIBUTION INFRAESTRUCTURE

a.     Trust for the Management of Electric Power Transmission Works

+

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005,  established that the interconnection works through an underground power cable at TWO HUNDRED AND TWENTY KILOVOLTS (220 kV) between COSTANERA and PUERTO NUEVO Transformer Stations with MALAVER Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies through ENRE Resolution No. 51/07 (as mentioned in Note 2.c.I), will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the WORKS TRUST FUND ENERGY SECRETARIAT RESOLUTION No. 1/2003, which will act as the link among CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

At December 31, 2012, the amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totals Ps. 45.8 million.  The adjusting entry of these funds has been recognized by the Company as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the National Energy Secretariat and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts (220 KV) between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 45: (Continuation)

At the date of these separate financial statements, it has not been defined if ownership of the aforementioned works will be assigned to Edenor inasmuch as the National Energy Secretariat has not yet defined who the remainderman will be, in the framework of the aforementioned Agreement entered into on December 18, 2008.

In summary, to the date of these consolidated financial statements Edenor:

-            has made contributions to CAMMESA for an amount of Ps. 45.8 million.

-            has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. Nevertheless, the Edenor has not recognized in the accounting any amount for the tasks performed up to now as it is waiting for the calculation basis thereof to be reliably determined.

Furthermore, Edenor is awaiting the Energy Secretariat’s definition concerning who will be the designated owner of the works as well as the valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

b.     Construction work San Miguel and San Martín

Edenor carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

Negotiations are being held concerning the assignment to Edenor S.A. of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. As at December 31, 2012, Edenor has recognized a liability for this item under Deferred Income. Based on the above mentioned definitions, the applicable adjustments corresponding to registrations conducted so far and described in this note will be determined.

NOTE 46: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

a)    Distribution

In the year ended December 31, 2012 and 2011 the subsidiary Edenor has recorded a significant fall on its operating and net results, its liquidity level and working capital were affected as well. This situation due mainly to both the delay in obtaining rate increases and higher costs recognition MMC, requested in the presentations made until now by Edenor concordance to with the terms of the Adjustment Agreement, and the continuous increase of its operative costs that allow to maintain the level of the service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

It is worth mentioning that Edenor has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this regard, and among other measures, Edenor has (i) entered into an agreement with unions in order to grant interim advances on account of the future salary increases, which were included in salaries as from January 2013, on account of the future salary increases that could finally result from the collective bargaining negotiation and made arrangements with the authorities concerning the funds necessary to face the increases that could result from the new collective bargaining negotiation underway (Note 5.3.c) (ii) made arrangements and obtained for the payment in advance by the Federal Government of amounts relating to the Framework Agreement ; (iii) collected the total amount of the loans granted to the subsidiary company EDEN, and mainly; (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary company.

Furthermore, Edenor has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution No. 347/12, which establishes the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, however, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012, an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the Application Authority, to adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in the agreement and the law, thus preventing the Company from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, mainly, safe manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 Edenor decided to partially cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service delivery by Edenor, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional system to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the aforementioned, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

If the conditions existing at the date of these consolidated financial statements continue, the Board of Directors of Edenor believes that the Company’s economic and financial situation will continue to deteriorate and cash flows and operating results for the current year, and financial ratios, will be negatively impacted.

Furthermore, the negative results recorded by Edenor as at December 31, 2012, use up 100% of the reserves and more than 50% of the capital stock. Section 206 of the Commercial Companies Act provides for a compulsory reduction of capital stock when this situation occurs and, therefore, Edenor’s shareholders will have to analyze different alternatives in the light of the applicable provisions to solve this situation in the short term.

In light of the above mentioned, Edenor’s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action, nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year continued during the year being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other mechanism to compensate cost increases, in addition to the revenue obtained as a result of Resolution 347/12 or the funds derived from the PUREE, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

Nevertheless, Edenor´s consolidated financial statements have been prepared in concordance to the accounting policies applicable to a going concern, assuming that the Company will continue operating normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents more than 50% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) Pampa Energía is not a guarantor of any indebtedness incurred by Edenor; iii) Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between Pampa Energía and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 2, Since it is a public utility licensee.

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as of December 31, 2011, which resulted on the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax. This situation has not changed significantly in the year ended December 31, 2012.

b)    Transmission

The delay in the performance of the commitments taken on by the National Government pursuant to these agreements and the constant increase in operating costs continue significantly affecting Transener and Transba’s economic and financial situation. So far, this situation has not affected the recoverability of the investment in Citelec.

Transener and Transba estimate that if the conditions prevailing as at the issuance of these consolidated financial statements and the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from October 2012 persist, the situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for the next fiscal year.

The management of Transener and Transba has defined certain assumptions for the estimate of cash flows in order to evaluate the recoverability of assets. These assumptions contemplate different scenarios, including projections regarding future expected tariff increases, inflation, exchange rate, operational and maintenance expenses, investments and discount rates.

Cash flows were estimated considering the tariff adjustment guidelines submitted to the ENRE and based on the parameters provided for by Act No. 24,065 regulating the tariff renegotiation which is currently in progress. Consequently, cash flows and actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. Citelec has not recognized depreciation losses so far.

These circumstances described may affect the future development of Transener and Transba’s operations. Both companies and Citelec have prepared their financial statements using the accounting principles applicable to an on-going business. Consequently, they do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continued operations of these companies and, thus, these companies are forced to realize their assets and discharge their liabilities, including contingent ones, under conditions that are not in the ordinary course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

c)     Generation

During 2011 CPB reached in its best operating situation in the last few years thanks to the commitment with security and reliability the Company has shown since the Company took it over in 2007. The operating improvement evidenced as from the entrance of the Company is due mainly to the investments made in the replacement of the control system, the technical upgrades in valves of different components and the automation of controls in auxiliary boilers and the water plant.

During the period 2008 – 2011, these investments constituted a big effort for CPB, which during such period accumulated net income for Ps. 46.6 million and made investments for Ps. 58 million, which evidences its long-term commitment with the reliability and availability of the plant on investing the scarce income obtained during this period, during which no dividends were distributed.

As from January 2012, CAMMESA was instructed by the ES to cancel the adjustments to the remuneration set forth in the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” in November 2010.

In this respect, CPB has challenged a measure which places at stake the WEM’s generation agents’ capacity to bear their projected operating costs.

Even though the communication suspending the application of the Agreement with Generators indicates that new alternatives serving the same purpose are currently being studied, as at the date hereof we are not aware of the existence of any measure to such effect.

Furthermore, the change in the regulatory framework prevents the continuation of the fuel oil purchase business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes, and important increases in operating costs have been verified.

As a result of this situation, CPB has changed from having poor results to having negative operating results, a situation which may endanger the generation of funds sufficient for the execution of the investment plan necessary to keep the operation levels reached in 2011.

CPB estimates that if the conditions prevailing as at the issuance of these consolidated financial statements persist, the economic and financial situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for this fiscal year.

Taking this situation into consideration and in view of the volume of the unpaid balances by CAMMESA, pursuant to the provisions of Section 5 of Resolution No. 406/2003, CPB has requested the recognition of higher operating and maintenance costs based on the financial operating deficit recorded as from the month of November 2011, but it has not received any answer so far.

It should be pointed out that temporarily solving the operating deficit so that CPB may become financially sustainable also entails an expected deterioration in reliability, since resources will be insufficient to make the necessary investments, and since it is essential to continue with the improvements plan (mainly by replacing components in the turbine-generator assembly, including the turbine regulator, and since the time in which it will become necessary to perform major interventions in both units is drawing near).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

Based on this situation, CPB has evaluated the recoverability of long-term assets associated with the generation plant as described in Note 6, which resulted in the creation of a recoverability allowance affecting income for a total value of Ps. 70.4 million, net of the deferred tax.

NOTE 47: RESTRUCTURING OF CIESA’S DEBT

On May 10, 2011, the Company and its subsidiaries PISA and IAI (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties to the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA.

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 22 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201,475,755 plus US$ 138,086,561 interest corresponding to corporate bonds with a face value of US$ 199,600,000 issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 86,997,232, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended. Also, result of the Agreement, the Company has recognized a liability with Petrobras in the amount of up to Ps. 34.1 million in partial compensation for the additional costs of restructuring on the scheme agreed between Petrobras and the Company in the fourth opportunity to subscribe amendment on May 17, 2011. The disbursement of the obligation must occur in the month of May 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 47: (Continuation)

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of these assets.

As a result of this agreement, the Company has valued its representative holding 4.3% in TGS and the Shares held in Trust representing 40% of CIESA, at fair value.

NOTE 48: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract.

On July 31, 2012, the CIADI Arbitration Court ordered, according to the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently reach approximately US$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the CNDC and the ENERGAS by CIESA, EPCA, Petrobras and the Company on August 29, 2011 in the files submitted before both entities seeking the approval of CIESA’s Debt Restructuring Agreement; in this respect, the corresponding governmental approvals have not been granted yet as at the date hereof.

NOTE 49: WORKING CAPITAL DEFICIT

As of December 31, 2012, the Company’s working capital was negative and amounted to Ps. 989.7 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 801.2 million as a result of its current economic and financial situation, which is detailed in Note 45. In the Generation segment, subsidiaries CTG and CTLL kept a consolidated working capital deficit in the amount of Ps. 235.1 million, partial set off by the surplus obtained by other subsidiaries of the same segment. The Company expects throw back its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 50: SHAREHOLDERS’ MEETING

On April 27, 2012, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to bear losses for Ps. 931,127,993 for the fiscal year ended on December 31, 2011 against the accumulated retained earnings as at that date, and for the remaining balance, amounting to Ps. 545,804,047, against the legal reserve and additional paid-in capital accounts.

NOTE 51: SUBSEQUENT EVENTS

New CAMMESA Financing to CPB

On January 8, 2013, CPB executed a loan agreement with CAMMESA stipulating the terms for the financing of a major maintenance work in units BBLATV29 and BBVLATV30 for an amount of Ps. 19,945,800 pursuant to ES Resolution No. 146/02 so as to cover 70% of said maintenance costs. Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be returned in 18 monthly, equal and consecutive installments of Ps. 1,108,100 each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

As at the issuance hereof, CPB has received partial advances from this financing amounting to Ps. 19 million.

PEPASA Investment Agreement with Petrobras Argentina S.A.

On February 8, 2013, Petrobras accepted a proposal submitted by PEPASA for making investments in “El Mangrullo” area aiming to reach a 400,000 m3/day production (hereinafter, the “Plateau”) for a term of 4 years (hereinafter, the “Proposal”). PEPASA has undertaken to make investments, at its own cost, amounting to up to US$ 22 million for the drilling of 4 wells in order to reach the target production. In consideration of this investment, PEPASA will be entitled to freely dispose of at wellhead and market 43% of hydrocarbons obtained through the undertaken investments. Furthermore, should it be necessary to drill additional wells (with a maximum of 5 additional wells being estimated) to keep the total production during the term of the proposal, Petrobras and PEPASA will bear the costs of the new wells in the percentages of their stake.

With this, besides previous agreements executed by the parties, Petrobras and PEPASA will increase the production of hydrocarbons in “El Mangrullo” area to 800,000 m3/ day for their commercialization under the Gas Plus Program.

Offer for the acquisition of EDEN

In 2013, Edenor received offers from two investment groups for the acquisition of all the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor’s Board of Directors unanimously approved the acceptance of the offer letter sent by Servicios Eléctricos Norte BA S.L. (the “Purchaser”) for the acquisition of AESEBA’s  shares representing 100% of its capital stock and voting rights. The price offered by the purchaser is payable through the delivery of Edenor’s debt securities for an amount equivalent, at the closing date of the transaction, to approximately US$ 80 million of face value of such securities. Such delivery is secured by the Purchaser’s contribution to trust (the “Management Trust”) of Ps. 326 million in Argentina’s public debt securities, valued at the closing date of the transaction.

Furthermore, in order to implement this transaction, on March 19, 2013, the aforementioned Management Trust was set up by and among Purchaser (as settlor), Equity Trust Company (Uruguay) S.A. (as trustee) and Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51: (Continuation)

At the closing date of the transaction (april 5, 2013), the Trust received as contributions Argentina’s public debt securities for a face value amount equivalente to Ps. 262 considering the market value of each bond at the closing date, and including the guarantee Edenor had received at the time of the acceptance of the offer. Moreover, the Purchaser is required to complete contributions on or prior to December 31, 2013, of Argentina’s sovereign bonds for an amount equivalent of approximately  Ps 64 million, taking into account the market value at the closing date. As a result of the liquidation of said securities that are contributed to the Management Trustee, Edenor’s Class 7 and/or Class 9 Corporate Notes, maturing in 2022 and 2017, respectively, will be purchased.

At the closing date of the transaction, Edenor has divested AESEBA resulting in a loss for 2013 of about Ps. 194.3 million (a Ps. 104.9 million loss after income tax effect). The repurchase of the Edenor´s Corporate Bonds will be recognized at the time the purchase transactions are executed.

At December 31, 2012, the recording in the accounting of Edenor’s interest in AESEBA remains unchanged, given that the end of the year such interest did not meet the criteria necessary to be classified and valued as assets held for sale in accordance with IFRS for discontinued operations.

Salary agreement in Edenor

On February 26, 2013, Edenor, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Coordination and Control Under-Secretariat of the Federal Planning Ministry, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

Refinancing of CTG’s loans

On February 28, 2013, CTG executed a syndicated loan to renew open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., Standard Bank Argentina S.A, Santander Rio S.A. and Citibank N.A. This loan will be payable in two tranches, one in the amount of Ps. 61.3 million at the Private Badcor rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate. Interest will be repayable on a quarterly basis as from the granting date, whereas principal will be repayable 365 days as from the granting of the loan.

Meeting of CTLL`s Corporate Bondholders

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        It was resolved to capitalize interest maturing in March and September 2013.

-        Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

-        During a term of six years as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. As from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 13 , 2013, on March 6, 2013, CTG issued Class 3 and 4 Corporate Bonds (Class 3 and 4 CB) for a face value of Ps. 36,709,411 and US$ 9,472,071 (converted at an initial exchange rate of Ps. 5.0448/US$) accruing interest at the Private Badlar rate plus a 400 basis points margin at a 3% rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds will be wholly allocated to the refinancing of liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51: (Continuation)

Out of all Class 3 and 4 CBs, a total Ps. 3.8 million of Class 1 Corporate Bonds and of Ps. 14 million Class 2 Corporate Bonds have been subscribed in kind. Class 1 CBs was paid in full on March 6. The outstanding Class 2 CBs after the issuance of Class 3 and 4 CBs amount to Ps. 37,741,428 net of CTG’s portfolio holdings.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for exchange, the result of the issuance of Class 3 and 4 CBs, net of the placement commissions, resulted in a net income of funds of approximately Ps. 23 million. Said funds were used to cancel short-term liabilities.

Claim for compensation to CTLL’s insurance companies

As of the date of this annual report, CTLL collected from the insurance companies an advance on the compensation for the accident occurring on November 14, 2012 in the amount of Ps. 40.5 million.

Issuance of PEPASA’s VCPs

On March 27, 2013, PEPASA perfected the issuance of its Class 5 and Class 6 VCPs for an amount of Ps. 77.8 million and US$ 4.3 million (at an initial 5.1077 exchange rate), respectively. Class 5 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate applicable to the interest periods on each payment date plus a 2.99% spread.  Class 6 VCPs accrue interest at a 0.01% nominal annual fixed rate. For both classes, principal will be repaid in pesos in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis.

Resources derived from the issuance of these VCPs will be applied to capital expenditures.

New Financing to CTLL

On April 5, 2013, the branch of Citibank N.A. established in Argentina, granted financing to CTLL for a total amount of Ps. 49 million, which accrues interest at: (i) for the periods between the date of disbursement and July 1, 2013, 19.00%; (ii) for the periods between July 1, 2013 and July 1, 2014, 20.50%; and (iii) for the periods between July 1, 2014 and the date of final maturity, 22.25%. Interest is payable on a monthly basis as from the disbursement date and principal is repayable in four quarterly installments with the first due on April 1, 2014.

SE Resolution No. 95/13 – New price scheme and other modifications to the WEM

New Price scheme for generation

SE Resolution No. 95/13 established a new general price scheme for the whole generation sector (generators, autogenerators and cogenerators) excluding: (i) binational hydroelectric plants and nuclear plants; and (ii) the capacity and energy included in specific contracts with a differential price scheme under SE Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11, 137/11 and any other of supply contract that has a differential pay system (hereinafter, the “Comprised Generators”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51:  (Continuation)

The new price scheme shall be applicable as of the economic transactions recorded during February 2013. However, the effective application to each generator agent requires that such agent desist from any and all administrative or judicial procedures initiated against the Argentine Government, the SE and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/03. Moreover, such agent shall renounce any right to initiate or promote any administrative or judicial procedure against the Argentine Government, the SE and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/03.

Any Comprised Generator that does not fulfill the requirements to desist from and renounce any right with respect to such actions, shall not be entitled to participate in the new price scheme.

The new price scheme includes:

i)      Fixed Costs Remuneration: it remunerates for the Potencia Puesta a Disposición (available capacity or “PPAD”) in the hours in which such capacity is remunerated (“hrp”). It is conditioned on the fulfillment of a Target Availability (equivalent to the average availability of the corresponding technology for the last three calendar years) and on the Average Historic Availability of each unit. It distinguishes between:

a)       termic (TG, TV, CC) units, according to the parameters defined in the resolution, and the percentage of the remuneration may vary accordingly (100%, 75%, 50% or 35%); and

Technology and scale	Ps./MW-hrp
TG units with a capacity (C) < 50 Mw	48,00
TG units with a capacity (C) > 50 Mw	40,00
TV units with a capacity (C) < 100 Mw	52,80
TV units with a capacity (C) > 100 Mw	44,00
CC units with a capacity (C) < 150 Mw	37,20
CC units with a capacity (C) > 150 Mw	31,00
Hl units with a capacity (C) < 120 Mw	37,40
Hl units with a capacity (C) between 120 Mw and 300 Mw	20,40
Hl units with a capacity (C) > 300 Mw	17,00

Unit availability in relation to:
Remuneration		Target Availability		Average Historic Availability
100		>	And	>80%
	or	<	And	>105%
75		>	And	<80%
50		<	And	Between 100% and 105%
35		<	And	<100%

b)       Hydroelectric (HI), the parameters for the remuneration shall be define by the SE.

The parameters to calculate the remuneration for other technologies are still to be defined by the SE.

Even if the unit does not fulfill the Target Availability, the remuneration shall in no case be less than Ps.12/MW-hrp.

ii)     Variable Costs Remuneration: the resolution established new values that replaced the Variable Maintenance Costs (“Costos Variables de Mantenimiento”) and Other Non-Fuel Variable Costs (“Otros Costos Variables No Combustibles”). These are calculated taking into the account the energy generated with each kind of fuel and on a monthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51:  (Continuation)

	Operating with:
	Natural Gas	Liquid Fuels	Carbon
	Ps./MWh
TG units with a capacity (C) < 50 Mw	19,00	33,25	-
TG units with a capacity (C) > 50 Mw	19,00	33,25	-
TV units with a capacity (C) < 100 Mw	19,00	33,25	57,00
TV units with a capacity (C) > 100 Mw	19,00	33,25	57,00
CC units with a capacity (C) < 150 Mw	19,00	33,25	-
CC units with a capacity (C) > 150 Mw	19,00	33,25	-

Hydroelectric Units	Ps./MW-hrp
Hl units with a capacity (C) < 120 Mw	17,00
Hl units with a capacity (C) between 120 Mw and 300 Mw	17,00
Hl units with a capacity (C) > 300 Mw	17,00

iii)   Additional Remuneration: Applicable to the Comprised Generators. Part of the remuneration shall be directed to “new infrastructure projects in the Energy Sector,” which are still to be defined by the Secretariat of Energy, through a trust.

	Liquidated to
	Generator Ps./MWh	Trust Ps./MWh
TG units with a capacity (C) < 50 Mw	8,75	3,75
TG units with a capacity (C) > 50 Mw	7,50	5,00
TV units with a capacity (C) < 100 Mw	8,75	3,75
TV units with a capacity (C) > 100 Mw	7,50	5,00
CC units with a capacity (C) < 150 Mw	8,75	3,75
CC units with a capacity (C) > 150 Mw	7,50	5,00
Hl units with a capacity (C) < 120 Mw	63,00	27,00
Hl units with a capacity (C) between 120 Mw and 300 Mw	54,00	36,00
Hl units with a capacity (C) > 300 Mw	54,00	36,00

The sum of the concepts detailed above constitutes the total remuneration to be liquidated in favor of the Comprised Generators, deducting therefrom the energy and capacity included in term contracts or in other agreements, valued according to the corresponding Market Price, and any other charge or service to be charge to the generator.

In order to qualify for the foregoing remuneration, each Comprised Generator shall present, for each month, an affidavit with the corresponding backup documents, including the amounts invoiced for its sales in the Term Market (except for the earnings derived from the contracts excluded under article 1 of SE Resolution No. 95/13), the result of which shall be compared to deductions made by CAMMESA. In case of discrepancies in favor of the generator, CAMMESA shall invoice to the generator the difference.

Payment Priority

SE Resolution No. 95/13 excludes the application of SE Resolution No. 406/03 to the new price scheme defined therein. It establishes two priorities. The first one includes the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel costs. The second order of priority includes the Additional Remuneration. Notwithstanding the foregoing, CAMMESA shall - according to the instructions of the Secretariat of Energy – make such priority order compatible with the one in force at the date of its publication, i.e. the criteria defined in SE Resolution No. 406/03.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51:  (Continuation)

Recognition of fuels costs

SE Resolution No. 95/13 appointed CAMMESA to centralize the acquisition and dispatch of fuels for generation. Generators cannot renew or extend the contracts with their providers. However, until the termination of such agreements, CAMMESA will continue to recognize such costs at the reference price, the associated freight, the costs associated with the transport and distribution of natural gas and the corresponding fees and taxes. For such costs to be recognized, two conditions must be met: (i) the costs to be recognized should represent concepts recognized by CAMMESA as of the publication of the resolution; and (ii) the costs should be derived from agreements executed before the entry into force of the resolution.

Trust for the execution of projects in the electricity sector

As described above, part of the Additonal Remuneration shall be transfered to a trust for the execution of works in the electricity sector.

Moreover, according to the resolution, the SE shall establish the necessary mechanisms in order to transfer the LVFVD issued in favor of the generators and not applied to a particular project, to the above mentioned trust.

Term Market Suspension

The SE suspended the incorporation, extension or renewal of the contracts in the Term Market, excluding the contracts executed under the Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11, 137/11 and any other of supply contract that has a differential pay system. Notwithstanding the foregoing, the Term Market contracts in force as of the date of the resolution shall remain in force and be administered by CAMMESA until their termination. Upon their termination, the Large Users shall contract for their supply directly from CAMMESA under the conditions to be determined by the SE.

Royalties

The new price scheme defined in SE Resolution No. 95/13 shall not be applicable for the calculation and payment of the royalties to be paid under Law No. 15,336 as amended by Law No 23.164.

As of the date of this annual report, our subsidiaries are still evaluating the impact of the measures adopted by the SE in SE Resolution No. 95/13, including the impact on the legal proceedings initiated against the Argentine Government for its breach of the 2008-2011 Agreement and Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/08.

CTLL’s Combined Cycle Plant - Legal actions for breaches by the Contractor

On March 27, 2013, the parties filed their respective briefs of their claims (the Contractor for the amount of U.S.$ 97,546,030 and CTLL for the amount of U.S.$148,298,861), presenting the corresponding evidence.