Form 20-F
period 2013-12-31
Pampa Energy Inc.
filed 2014-04-28
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of principal executive offices)

Ricardo Torres

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

Tel.: + 54 11 4809 9500 / Fax: + 54 11 4809 9541

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

☐ Item 17	☐Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
	Selected Financial Data	6
	Exchange Rates	9
	Risk Factors	10
Item 4.	Information on the Company	40
	History and Development of the Company	40
	Our Business	40
	The Argentine Electricity Sector	88
Item 4A.	Unresolved Staff Comments	114
Item 5.	Operating and Financial Review and Prospects	114
Item 6.	Directors, Senior Management and Employees	179
Item 7.	Major Shareholders and Related Party Transactions	193
Item 8.	Financial Information	195
	Consolidated Financial Statements	195
	Legal Proceedings	195
	Dividends	204
Item 9.	The Offer and Listing	205
	Trading History	205
	The Argentine Securities Market	207
Item 10.	Additional Information	210
	Memorandum and Articles of Association	210
	Material Contracts	210
	Exchange Controls	210
	Taxation	218
	Dividends and Paying Agents	222
	Documents on Display	223
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	224
Item 12.	Description of Securities Other than Equity Securities	228
	Description of American Depositary Shares	228

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	230
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	230
Item 15.	Controls and Procedures	230
Item 16A.	Audit Committee Financial Expert	231
Item 16B.	Code of Ethics.	231
Item 16C.	Principal Accountant Fees and Services	231
Item 16D.	Exemptions from the Listing Standards for Audit Committees	232
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	232
Item 16F.	Change in Registrant’s Certifying Accountant	232
Item 16G.	Corporate Governance	232
Item 16 H.	Mine Safety Disclosure	237

PART III
Item 17.	Financial Statements	238
Item 18.	Financial Statements	238
Item 19.	Exhibits	238
	Index to Financial Statements	F1

i

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2013 and December 31, 2012, and for each of the three years in the period the years ended December 31, 2013, and the notes thereto (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., whose report is included in this annual report. Specially, with respect to Transener and TGS, given that the stake in such companies constitutes an interest in a joint venture and associate, respectively, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and have been approved by resolution of the Board of Directors’ meeting of the Company held on March 10, 2014.

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

Our significant acquisitions include Electricidad Argentina S.A. (“EASA”) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”); Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Central Piedra Buena S.A. (“Piedra Buena” or “CPB”) generation facilities; the assets comprising Central Térmica Loma de la Lata S.A. (“Loma de la Lata” or “CTLL”) in May 2007; Pampa Inversiones S.A. (“PISA” or “Pampa Inversiones”) in January 2007; a direct interest in Central Térmica Güemes S.A. (“Güemes” or “CTG”); a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (under the company Hidroeléctrica los Nihuiles S.A. (“HINISA”)) and Hidroeléctrica Diamante (under the company Hidroeléctrica Diamante S.A. (“HIDISA”)), respectively, a direct interest in Petrolera Pampa S.A. (“Petrolera Pampa” or “PEPASA”) in February 2009; and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”).

Recent Developments

EDELAR and EMDERSA Sale

On September 17, 2013, Edenor’s Board of Directors approved an irrevocable offer to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja for the (i) sale of Edenor’s indirect stake in Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”), Edelar’s parent company, and (ii) assignment of certain account receivables that Edenor had against Emdersa and Edelar. On October 4, 2013, ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of ERSA accepted the offer. The transaction closed on October 30, 2013. The price agreed upon was Ps. 75.2 million payable in 120 monthly and consecutive installments. The first installment is not due until October 30, 2015, 24 months after the closing date.

MERGERS

•         CTG, EGSSA and EGSSAH

On September 27, 2013, the boards of directors of CTG, EGSSA Holding S.A. (“EGSSAH”) and Emdersa Generación Salta S.A. (“EGSSA”) resolved that it would be beneficial for these companies if they were merged into a single company, where CTG would be the surviving company and EGGSSAH and EGSSA the merged companies. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On November 5, 2013, pursuant to the required procedures, the boards of directors of CTG, EGSSAH and EGSSA approved the special financial statements of each Company for merger purposes, the preliminary merger agreement executed among CTG, EGSSAH and EGSSA, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective corporate reorganization date shall be retroactive to October 1, 2013. On December 20, 2013, a shareholders’ meeting of each company took place, where the merger and all of the documentation relating to it were approved. On November 6, 2013, the administrative approvals of the Comisión Nacional de Valores (Argentine Securities Commission, or “CNV”) and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or “BCBA”) were requested, which, as of the date of this annual report have not been granted. Also, on February 13, 2014 the final merger agreement was executed.  Finally, as of the date of this annual report, the approvals of other relevant authorities are still pending.

In the case that the respective approvals are not obtained, the Company does not expect significant negative effects, due to the fact that CTG, EGSSA and EGSSAH were consolidated before the merger and continue to be consolidated after it.

•         Edenor and Emdersa Holding S.A.

On October 7, 2013, Edenor resolved to initiate the proceedings pursuant to which Edenor will absorb Emdersa Holding S.A. (“EMDERSAH”) in order to optimize its resources, simplifying its corporate, administrative and operating structure.  On December 20, 2013, the merger of EMDERSAH into Edenor was approved by an extraordinary shareholders’ meeting, as well as all documentation and information required by applicable regulation towards that end. As of the date of this annual report, the approval of the merger by the Superintendence of Corporations (Inspección General de Justicia or “IGJ”) is pending. The effective reorganization date for all legal, accounting and tax purposes will be retroactive to October 1, 2013.

CTLL and Powerco

On December 17, 2013, the boards of directors of CTLL and Powerco S.A. (“Powerco”) resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company and Powerco the merged company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 7, 2014, and in connection with the required procedures, the boards of directors of CTLL and Powerco approved the special financial statements for merger purposes of each Company, the preliminary merger agreement executed among CTLL and Powerco, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective corporate reorganization date shall be retroactive to January 1, 2014. The shareholders’ meeting of each company will take place on April 28, 2014, where the merger and all of the documentation relating to it will be approved. On March 11, 2014, the administrative approvals of the CNV and the BCBA were requested, which, as of the date of this annual report have not been granted. Also, as of the date of this annual report, the definitive merger agreement had not been executed and, therefore the approvals of the provincial authorities and of the IGJ are still pending.

In the case that the respective approvals would not be obtained, the Company does not expect significant negative effects, due to the fact that CTLL and Powerco were consolidated even before the merger and continue to be consolidated after it.

OTHER DEVELOPMENTS

Creation of Pampa Comercializadora S.A.

                On September 9, 2013, the Company and its subsidiary Pampa Participaciones S.A. decided to constitute a new company, Pampa Comercializadora S.A. whose core business will be the commercialization of the energy generated by the rest of the subsidiaries of the Company. On September 17, 2013, the creation of this new subsidiary was registered before the IGJ.

PEPASA’S IPO

                On November 6, 2013, the shareholders’ meeting of Petrolera Pampa resolved to request the authorization of the CNV for an initial public offering of its shares, increasing its capital stock for up to an amount of 59,700,000 shares. On December 12, 2013, through Resolution No. 17,248, the CNV granted Petrolera Pampa the required authorizations for the initial public offering of its shares (the “IPO”). As a consequence, on January 14, 2014, Petrolera Pampa issued 59,700,000 new ordinary shares with a par value of Ps.1 and entitled to 1 vote per share, representing 50% of Petrolera Pampa’s capital stock. Additionally, the shareholders of Petrolera Pampa prior to the IPO (the Company and Pampa Participaciones) assigned to their shareholders as of October 15, 2013, their preemptive and accretion rights over the capital stock increase. Thus, as a result of the capital stock issuance, 17,839,483 shares were subscribed in exercise of such preemptive rights and 41,860,517 were subscribed in exercise of such accretion rights.

Functional and Presentation Currency

The Company and almost all of its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos (“Ps.” or “AR$”), which is their functional currency and also the presentation currency incorporated in the Consolidated Financial Statements. Our subsidiary PISA, however, maintains its accounting records and prepares its financial statements in Uruguayan Pesos but its functional currency is Argentina pesos. Our Consolidated Financial Statements include the results of this subsidiary translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates, and revenue and expense accounts are translated at average exchange rates for the year. Certain financial information contained in this annual report has been presented in U.S. Dollars.

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments.  Accordingly, certain totals may therefore not precisely equal the sum of the numbers presented.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2013, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2013 of U.S. $1.00 = Ps. 6.521, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  In January 2014, the Peso lost approximately 23% of its value with respect to the Dollar.  On April 23, 2014, the exchange rate was Ps. 8.00 to U.S.$1.00. As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information-Exchange Rates.”

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

•         deterioration in regional and national business and economic conditions in Argentina; and

•         other risks factors discussed under “Item 3.  Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

                        Not applicable.

Item 2.             Offer Statistics and Expected Timetable

                        Not applicable.

Item 3.             Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the three-year period ended December 31, 2013, 2012 and 2011. The selected consolidated statement of comprehensive income (loss) and statement of cash flow data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated statement of financial position as of December 31, 2013 and December 31, 2012 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this annual report.  We have not included selected financial data as of and for the years ended December 31, 2009 and 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011.  Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the years ended December 31, 2009 and 2010 and therefore are unable to present selected financial data in accordance with IFRS for this period without unreasonable effort and expense.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects”.

Comparative information

Financial Statements as of December 31, 2012 and 2011, included for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year, mainly because of certain discontinued operations.  See Note 19 to our Consolidated Financial Statements.

	At December 31,
	2013	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	29,017,733	188,644,285	192,315,761	222,219,616
Investments in associates	20,731,373	134,774,654	132,546,155	130,251,204
Property, plant and equipment	1,061,784,550	6,902,661,359	6,019,372,559	5,847,071,944
Intangible assets	138,724,244	901,846,313	1,798,492,198	1,791,802,004
Biological assets	297,692	1,935,296	1,976,109	1,935,511
Financial assets at fair value through profit and loss	66,563,583	432,729,855	303,792,067	553,768,412
Deferred tax asset	9,723,775	63,214,262	87,532,301	116,574,172
Trade and other receivables	56,404,504	366,685,679	421,117,506	342,191,671
Total non-current assets	1,383,247,455	8,992,491,703	8,957,144,656	9,005,814,534
Current assets:
Infrastructure under construction	-	-	84,465,694	45,504,000
Biological assets	86,822	564,431	497,255	99,003
Inventories	17,490,641	113,706,655	107,342,562	60,421,699
Trade and other receivables	347,312,061	2,257,875,710	1,541,543,369	1,373,557,822
Derivatives financial instruments	-	-	-	1,315,707
Financial assets at fair value through profit and loss	129,866,077	844,259,368	236,646,460	172,193,934
Cash and cash equivalents	52,556,355	341,668,865	156,647,001	245,623,669
Total current assets	547,311,956	3,558,075,029	2,127,142,341	1,898,715,834
Assets classified as held for sale	1,843,947	11,987,500	235,196,934	1,183,952,808
Total assets	1,932,403,358	12,562,554,232	11,319,483,931	12,088,483,176
Shareholders´ equity
Share capital	202,170,573	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital	40,530,674	263,489,911	1,018,352,216	1,536,759,469
Reserve for directors’ options	39,894,024	259,351,053	250,405,701	241,460,349
Legal reserve	-	-	-	27,396,793
Retained earnings (Accumulated losses)	44,006,122	286,083,801	(771,796,574)	(667,906,366)
Other comprehensive loss	(3,751,011)	(24,385,321)	(10,753,372)	(12,650,920)
Equity attributable to owners of the company	322,850,383	2,098,850,339	1,800,518,866	2,439,370,220
Non-controlling interest	119,361,908	775,971,764	529,796,278	1,327,964,340
Total equity	442,212,291	2,874,822,103	2,330,315,144	3,767,334,560
Non-current liabilities:
Trade and other payables	199,331,038	1,295,851,077	2,230,282,210	1,568,886,646
Borrowings	449,858,550	2,924,530,436	2,218,483,028	2,487,650,894
Deferred revenues	5,178,544	33,665,717	264,427,265	174,796,000
Salaries and social security payable	3,993,125	25,959,305	17,460,281	23,584,607
Defined benefit plans	21,000,124	136,521,808	120,902,649	103,634,036
Deferred tax liabilities	64,076,547	416,561,631	625,429,965	821,124,172
Taxes payable	23,088,065	150,095,508	61,545,202	45,675,917
Provisions	13,894,941	90,331,010	86,409,533	69,975,102
Total non-current liabilities	780,420,934	5,073,516,492	5,624,940,133	5,295,327,374
Current liabilities:
Trade and other payables	476,627,502	3,098,555,391	1,687,978,624	1,082,963,093
Borrowings	115,916,290	753,571,799	790,916,969	893,801,060
Salaries and social security payable	77,133,530	501,445,076	447,870,658	324,900,133
Defined benefit plans	1,315,508	8,552,119	21,846,945	14,888,746
Taxes payable	36,874,061	239,718,270	248,119,227	196,282,111
Provisions	1,903,243	12,372,982	11,659,708	11,399,017
Total current liabilities	709,770,133	4,614,215,637	3,208,392,131	2,524,234,160
Liabilities associated to assets classified as held for sale	-	-	155,836,523	501,587,082
Total liabilities	1,490,191,067	9,687,732,129	8,989,168,787	8,321,148,616
Total liabilities and equity	1,932,403,358	12,562,554,232	11,319,483,931	12,088,483,176

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2013 have been translated into U.S.$ at the average buy/sell rate for U.S. $ quoted by Banco Nación on December 31, 2013 of Ps. 6.501 to U.S. $1.00.  See “Presentation of Information—Exchange Rate.”

	For the year ended December 31,
	2013	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Sales	820,641,986	5,334,993,550	6,695,364,819	5,229,666,000
Cost of sales	(861,186,702)	(5,598,574,748)	(6,355,771,263)	(4,726,852,788)
Gross profit	(40,544,716)	(263,581,198)	339,593,556	502,813,212
Selling expenses	(97,742,112)	(635,421,473)	(414,002,396)	(282,577,570)
Administrative expenses	(86,816,083)	(564,391,356)	(463,317,509)	(379,815,207)
Other operating income	71,715,125	466,220,030	196,418,100	132,580,010
Other operating expenses	(32,526,325)	(211,453,638)	(203,949,959)	(134,804,547)
Loss of joint ventures	(738,248)	(4,799,349)	(31,020,306)	(14,605,490)
Share of profit of associates	342,793	2,228,499	2,294,951	19,779,284
Impairment of property, plant and equipment	-	-	(108,283,569)	(557,668,671)
Impairment of intangible assets	-	-	-	(90,056,095)
Profit of acquisition of subsidiaries	-	-	-	505,936,374
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13	(186,309,565)	(1,211,198,485)	(682,267,132)	(298,418,700)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	451,169,288	2,933,051,544	-	-
Operating profit (loss)	264,859,723	1,721,853,059	(682,267,132)	(298,418,700)
Financial income	51,935,108	337,630,137	143,263,842	92,803,259
Financial cost	(125,471,071)	(815,687,431)	(501,942,312)	(417,859,940)
Other financial results	(78,577,390)	(510,831,610)	(203,001,724)	(142,516,846)
Financial results, net	(152,113,352)	(988,888,904)	(561,680,194)	(467,573,527)
Profit (Loss) before income tax	112,746,371	732,964,155	(1,243,947,326)	(765,992,227)
Income tax	1,335,101	8,679,493	133,311,022	36,912,458
Profit (Loss) for the year from continuing operations	114,081,472	741,643,648	(1,110,636,304)	(729,079,769)
Discontinued operations	(19,513,664)	(126,858,328)	31,066,521	(90,851,233)
Total Profit (Loss) of the year	94,567,808	614,785,320	(1,079,569,783)	(819,931,002)

Total Profit (Loss) of the year attributable to:
Owners of the company	44,006,122	286,083,801	(649,694,254)	(741,395,337)
Non - controlling interest	50,561,686	328,701,519	(429,875,529)	(78,535,665)
Basic and diluted earnings (loss) per share from continuing operations	0.0435	0.2829	(0.5133)	(0.5297)
Basic (loss) earnings per share from discontinued operations	(0.0100)	(0.0652)	0.0190	(0.0344)
Diluted (loss) earnings per share from discontinued operations	(0.0100)	(0.0652)	0.0186	(0.0344)
Dividends per share (2)	-	-	-	0.0138
Basic and diluted (loss) earning per ADS (3) from continuing operations	0.0017	0.0113	(0.0205)	(0.0212)
Basic (loss) earning per ADS (3) from discontinuing operations	(0.0004)	(0.0026)	0.0008	(0.0014)
Diluted (loss) earning per ADS (3) from discontinuing operations	(0.0004)	(0.0026)	0.0007
Dividends per ADS (3)	-	-	-	0.0006
Weighted average amount of outstanding shares	202,170,573	1,314,310,895	1,314,310,895	1,314,310,895

CASH FLOW DATA
Net cash generated by operating activities	276,236,566	1,795,813,916	1,198,056,614	1,063,758,464
Net cash used in investing activities	(242,337,574)	(1,575,436,567)	(903,135,054)	(1,657,527,373)
Net cash used in financing activities	(15,028,430)	(97,699,821)	(542,226,508)	383,135,512

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2013 have been translated into US$ at the average buy/sell rate for US$ quoted by Banco Nación on December 31, 2013 of Ps. 6.501 to US$ $1.00.  See “Presentation of Information—Exchange Rate.”

(2)  In the year 2010, we declared advance dividends of Ps. 18.1 million, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In March 2011, we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax. See “Item 8. Financial Information- Dividends” and “Item 10. Additional Information- Taxation”.

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

	Exchange rates(1)
	(in Pesos per US Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2009	3.854	3.449	3.730	3.800
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304
2012	4.918	4.304	4.552	4.918
2013	6.521	4.925	5.484	6.521

Month
November 2013	6.141	5.931	6.018	6.141
December 2013	6.521	6.158	6.330	6.521
January 2014	8.015	6.545	7.117	8.010
February 2014	8.006	7.760	7.847	7.874
March 2014	8.005	7.861	7.933	8.002
April 2014(3)	8.002	8.000	8.001	8.000

_____________________

Source: Banco Nación

(1)   Represents the average of the exchange rates on the last day of each month during the period.

(2)   Average of the lowest and highest daily rates in the month.

(3)   Represents the average of the lowest and highest daily rates from April 1 through April 25, 2014.

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

A global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         GDP growth has declined and employment is beginning to show some signals of weakness;

•         inflation has accelerated recently and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         the availability of long-term credit is scarce, while international financing remains limited;

•         the regulatory environment continues to be uncertain;

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

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs to decline.

We cannot assure you that a decline in economic growth, increased economic instability or the expansion of economic policies and measures taken by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector enterprises such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressure, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 9.5% in 2011, 10.8% in 2012 and 10.6% in 2013. The Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing high inflation environment could undermine our results of operations as a result of a delay in our ability to, or our inability to, adjust our tariffs accordingly; it could adversely affect our ability to finance the working capital needs of our businesses on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (the “CPI”), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Since then, the credibility of the CPI, as well as other indexes published by the INDEC has been affected. As a result of the uncertainty relating to the accuracy of INDEC indices, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports.

On November 23, 2010, the Argentine Government began consulting with the International Monetary Fund (“IMF”) for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such an index.  Notwithstanding the foregoing, reports published by the IMF state that its staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007.  Consequently, the IMF called on Argentina to adopt remedial measures to address the quality of its official data.  In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient.  As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

Any further required correction or restatement of the INDEC indices could result in a decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. These lawsuits generally assert that Argentina has failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds.  Judgments have been issued in several proceedings but to date judgment creditors have not succeeded in having those judgments enforced. In at least one case, plaintiffs have asserted that allowing Argentina to make payments under its newly issued bonds and remain in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to enjoin such payments. The U.S. Court of Appeals for the Second Circuit has ruled in that case that the ranking clause in bonds issued by Argentina prevents Argentina from making such payments unless it makes pro rata payments in respect of defaulted debt that ranks pari passu with the performing bonds.  On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the plaintiffs. On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for rehearing.

On April 30, 2010, Argentina launched a new debt exchange directed to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than Brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue pursuing legal actions against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Banco Central de la República Argentina (the Argentine Central Bank, or the “Central Bank”) in an amount equal to approximately U.S. $6.5 billion. Even though preliminary negotiations have taken place close to the date of this annual report, no agreement has been reached in this respect and, as of the date of this annual report, the Argentine Government had not yet cancelled such debt. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or unavailable, which could adversely affect economic growth in Argentina and Argentina’s public finances.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, certain plaintiffs have prevailed against Argentina in such proceedings, including most recently, British Gas whose U.S.$ 185 million award was upheld by the United States Supreme Court. In October 2013, the Argentine Government entered into settlement agreements with certain claimants worth U.S.$677 million, to be satisfied with the delivery of newly issued sovereign bonds. Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine Government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. An example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations efforts concerning Argentina’s default on its public indebtedness. Over the years, such groups have unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

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

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses, including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. On January 2014, the peso lost approximately 23% of its value with respect to the US Dollar.  If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

During recent years, the Argentine Government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (see “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012.  In February  2014, the Argentine Government and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totals U.S.$. 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine Government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, new regulation made foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private-sector entities.

Since 2011, the Argentine Government has adopted exchange controls such as requiring an authorization of tax authorities to access the foreign currency exchange market and introduced measures that have imposed limits on access to the foreign exchange market to retail transactions. It is widely reported that the peso/U.S. Dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. See “Exchange Rates” and “Item 10—Exchange Controls.”  In addition to the foreign exchange restrictions, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

The Argentine Government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments.  Such measures could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine Government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies

Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’s interests may differ from those of other investors and, consequently, those investors may understand that ANSES’s actions might have an adverse effect on such companies. As of the date of this annual report, ANSES owns shares representing 23.23% of the capital stock of the Company and also owns shares of the capital stock of our subsidiaries Edenor and Transener.

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

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008. For example, the recent challenges faced in 2011 and 2012 by the European Union to stabilize certain of its member economies had international implications affecting the stability of global financial markets, which hindered economies worldwide and negatively affected the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have in the past substantially affected, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs.

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners

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

The actions taken by the Argentine Government to reduce imports may affect our ability to purchase significant capital goods

The Argentine Government has recently adopted some initiatives designed to limit the import of goods in order to prevent further deterioration of the Argentine balance of trade. The restriction of imports may limit our ability to purchase capital goods that are necessary for our operations, which may, in turn, adversely affect our business, financial condition and results of operations.

Recently approved Argentine judicial reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine Government

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes proposed in the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación  (which hear appeals) prior to the intervention of the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several legal challenges have been brought against these laws, leading to rulings which for the time being have prevented them from entering into full effect.

Although it is not possible to predict the degree to which the reforms, if and when the same become effective, might affect future administrative and/or judicial proceedings, potential future claims by us against the Argentine government could be affected by these new laws.

Risks Relating to the Argentine Electricity and Oil and Gas Sectors

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the pesification of tariffs, the revocation of adjustment and inflation indexation mechanisms of tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine Government continues to intervene in this sector, including by granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretaría de Energía (the “Secretariat of Energy”, or the “SE”) issued Note No. 8752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011, will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note No. 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretariat of Energy to issue Note No. 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs.  Some of these proceedings have been resolved as of the date of this annual report. In addition to the foregoing, several provincial governments have recently enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the Secretariat of Energy issued SE Resolution No. 2016/2012, which approved the seasonal WEM prices – subsidized and not subsidized − for the period of November 2012 through April 2013. The Subsidized WEM Seasonal Reference Price was established at Ps. 320 per MWh. Each local authority is to define the local prices to be included in the local distributor’s tariff. Also, on November 23, 2012, under ENRE Resolution No. 347/2012, in accordance with the terms stated in clause 4.2 of the Contract Renegotiation Memorandum of Understanding duly signed with the UNIREN, the ENRE allowed Edenor to begin applying a differential fixed amount for each of the different tariff categories, which will be shown as a separate item on users’ bills, with the exception of customers that are exempt from paying the tariff scheme of ENRE Resolution No. 628/2008. Additionally, there was an instruction to create a special account where each distribution company must deposit the received amounts, which will be used exclusively for infrastructure and maintenance works in the facilities of their area, and administered by a trust. The amounts received by Edenor will be calculated based on the credits and debits corresponding to the ENRE’s analysis at the moment of the Full Tariff Review (“FTR”). However, such additional revenue is insufficient to make up the deficit attributable to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

The Argentine Government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the Secretariat of Energy issued SE Resolution No. 95/2013, which introduced a new scheme for the remuneration for the generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM (see “Item 4. Information on the Company—The Argentine Electricity Sector—SE Resolution No. 95/2013—New price scheme and other modifications to the WEM”).

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

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis, electricity demand experienced significant growth (an increase of 3.2% from 2012 to 2013). This increase in electricity demand since 2003 reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso, the inflation and the pesification of the tariffs.  The executive branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers.  Further, in November 2011, the Argentine Government announced a cut in subsidies (which has not impacted our value-added for distribution, or “VAD”) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. Such cut in subsidies affected only a small portion of our customers (namely, certain industries, such as oil and gas and certain distribution areas with high purchasing power). In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines imposed on such companies

In recent years, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led, sometimes, to power shortages and disruptions.  While current demand for electricity has decreased because of, among other things, a lower level of activity linked to the global economic crisis, a sustained increase in electricity demand could generate future shortages.

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

Oil and gas companies have recently been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted a number of measures concerning repatriation of funds obtained as a result of exports of oil and gas and charges applicable to the production of liquid gas which have affected the business of oil and gas producers and manufacturers (see “Certain measures taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations”). More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through the enactment of Law. No. 26,741 and Decree No. 1277/2012. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and operations of companies operating in the oil and gas sector, including companies in which we hold, or may hold in the future, equity interests, which may lead in turn to a material adverse effect on the market value of our ADSs.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

Law No. 17,319 the “Hydrocarbons Law” provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine Government in respect of offshore areas beyond 12 nautical miles).  In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

The Argentine Government and a number of provincial governments have recently revoked certain of YPF’s (prior to its nationalization) and Petrobras Argentina S.A.’s (“Petrobras”) concessions.  Petrolera Pampa has formed partnerships in projects with proved gas reserves to be developed by major oil and gas companies, such as Apache Energía Argentina S.R.L, Petrobras and YPF and is currently negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator. See “Item 4. Information on the Company—Our Business—Other Businesses—Petrolera Pampa—Petrolera Pampa’s Projects”. The termination or revocation of, or failure to obtain the extension of, a concession or permit under these projects could have a material adverse effect on Petrolera Pampa’s business and results of operations.

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

Petrolera Pampa’s inclusion in the Encouragement Program for Excess Injection of Natural Gas may be discontinued or we may not be able to collect the compensation offered thereunder

Through Resolution No. 27/13, the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (National Investment Plan for Hydrocarbon’s Strategic Planning and Coordination Commission or the “Commission”) included Petrolera Pampa’s project as one of the projects to receive the compensation of US$ 7.5 /MMBTU for volume in excess of an agreed threshold (See “Item 4. Information on the Company – Our Business – Other Business – Gas Market”).

Petrolera Pampa cannot assure the continuity of this program or the timely collection of the correct compensation offered thereunder.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2013, approximately 79.43% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues.  In addition, our collective bargaining agreements generally expire after a one-year term.  We have completed salary negotiations for 2013, and due to inflationary pressures, we have reopened negotiations during the first months of 2014 in some of our subsidiaries.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

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

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success.  In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or raise the necessary financing to purchase our partner’s interest.  For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (“Petrobras Energía”), with respect to the management of Transener.  Electroingeniería S.A. (“Electroingeniería”), now Grupo Eling S.A. and Energía Argentina S.A. (“Enarsa”) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.  In this particular case of Transener, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  Information on the Company—The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

The Company is not the operating partner in all of the joint venture agreements in which it participates, and actions undertaken by the operators in such joint venture agreements could have a material adverse effect on the success of these operations

The Company, through its applicable subsidiary, generally undertakes its activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in a joint venture agreement. Under the terms and conditions of these agreements, one of the parties thereto has the role of operator of the joint venture, and thus assumes responsibility for executing all activities undertaken by the joint venture. However, the Company does not always assume the role of operator and therefore, in such cases, is exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. In these cases, even if the Company seeks to ensure that the standards observed by the operator are similar to those that the Company would observe, the Company has no control, or has very limited control, over the actions ultimately undertaken by the operator. Such actions could have a material adverse effect on the success of these joint venture agreements, and thus adversely affect our financial condition and results of operations and the market value of our shares and ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected primarily in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We have sought to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted at the relevant time by applicable Argentine Central Bank regulations, and by entering into currency forward contracts. However, pursuant to the new Argentine Central Bank regulations, we can no longer convert a portion of our excess cash denominated in Pesos into U.S. Dollars, and we therefore are not able to hedge this risk and thus have substantial exposure to the U.S. Dollar.  We cannot assure you whether the Argentine Government will maintain these exchange regulations, or will instead allow us to access the market to acquire U.S. Dollars in the manner we have done so in the past.  Although we may also seek to enter into further hedging transactions to cover all or a part of our exposure, since the implementation of the regulations described above we have not been able to hedge any of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso (as happened in January 2014, see “Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations”) may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

The Argentine Antitrust Commission could decide not to approve the implementation of the Restructuring Agreement

On July13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which they agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of Compañía de Inversiones de Energía S.A. or “CIESA”) would obtain, on the one hand, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of Transportadora de Gas del Sur S.A. (“TGS”), and on the other hand, a direct 3.76% stake in TGS (originally, 4.3%). The implementation of the restructuring has already been approved by the Ente Nacional Regulador del Gas (the National Gas Regulating Body, or the “ENARGAS”), and has not expressly been approved by the Argentine Antitrust Commission (see “Item 4. Information on the Company – Other Projects - TGS - Ciesa Transaction”).  We cannot assure that the Argentine Antitrust Commission will expressly approve the Restructuring Agreement, and if it does not, it would adversely affect the financial position and results of operations of the Company.

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

Downgrades in our credit ratings could have negative effects on our funding costs and business operations

Credit ratings are assigned to the Company and its subsidiaries. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Argentine Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among other things, the following: (i) increased funding costs and other difficulties in raising funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements.  As a result, our business, financial condition and results of operations could be materially and adversely affected.

The designation of veedores (supervisors), by the CNV or otherwise, could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 (the “CML”) provides in Article 20 that the CNV may conduct an inspection on persons subject to its control (such as the Company or any of its subsidiaries subject to CNV’s control).  If after any inspection the CNV considers that a resolution of the board of directors of such person violated the interests of minority shareholders or any holder of securities that are subject to the Argentine public offering regime, it may appoint a veedor  (supervisor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of up to 180 days, until the CNV rectifies the situation.  This measure may only be appealed before the Ministry of Economy and Finance of Argentina.  If the CNV makes an inspection on the Company (or any of its subsidiaries subject to CNV’s control) and considers that any right of a minority shareholder or holder of any security has been violated, it may proceed to suspend the board of directors for the up to 180-day period, in which case the economic and financial situation of the Company (or the subsidiary in question) could be negatively affected.  In addition, a veedor  may be appointed through a judicial request.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor  at the request of ANSES, one of its shareholders, which is also a shareholder of the Company, for a period of six months.  We cannot assure you that ANSES, or any other party, will not attempt to pursue a similar course of action with respect to the Company (or any of its subsidiaries subject to CNV’s control), which may have a negative effect on the Company.

Risks Relating to our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity is generated than can be transmitted.  While under the new remuneration scheme established by SE Resolution No. 95/2013 such constraints should not affect the price that is paid to the generator, our dispatch may nonetheless be affected by such transmissions constraints.  We cannot make any assurance that required investments will be made to increase the capacity of the system.  As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and cause the market value of our ADSs to decline.

Changes in regulations governing the dispatch of generators may affect our generators

Pursuant to Note No. 5129/13, the Secretariat of Energy instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. Such modifications may result in a lower dispatch of our generators and, in turn, could adversely affect our results of operations and financial conditions.

We may be unable to collect amounts, or to collect them in a timely manner, due from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including our subsidiaries, are paid by CAMMESA, which collects revenue from other wholesale electricity market agents.  Since 2012, a significant number of wholesale electricity market agents –mostly distributors, including Edenor - defaulted in the payment of amounts they owed to the wholesale electricity market or failed to pay in a timely manner, which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes Nos. 7588/12, 8147/12 and 8476/12 (the “Transitory Recovery Fund”), by means of which the Secretariat of Energy instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts).

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

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (see “Item 4. Information on the Company – The Argentine Electricity Sector - SE Resolution 95/2013 – New price scheme and other modifications to the WEM”), the revenues of electricity generators will depend on the payments received from CAMMESA. Additionally, due to the scheme implemented by SE Resolution No. 95/2013, the margin collected from Large Users derived from contracts in WEM’s term market will be calculated based on the remuneration received from CAMMESA, which will impact the revenues of the generators.

The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Secretariat of Energy, given the present shortage of supply and declining reserves.  Since 2009, the Secretariat of Energy has applied a procedure – (see “Procedure for the Dispatch of Natural Gas for Power Generation”)  – by means of which generators assign in favor of CAMMESA the natural gas acquired from the producers. CAMMESA may assign those volumes to other generation plants.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity.  If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced, if the procedure cited above is canceled or if CAMMESA does not provide gas to our facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired.  Moreover, some of our generation units are included in the “Energía Plus” program under SE Resolution 1281/2006 and/or have executed WEM Supply Agreements under SE Resolution No. 220/2007, and both regulations require the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.  See “Electricity Prices – Energía Plus” and “WEM Supply Agreements under SE Resolution No. 220/2007”.

Furthermore, upon the issuance of SE Resolution No. 95/2013, CAMMESA was appointed to centralize the supply of fuels for the generation sector. As a result, generators will need to depend on the fuels that CAMMESA provides to them in obtaining the fuels necessary for their operation.

Such a disruption or an inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity using gas plus under the Gas Plus Program at Loma de la Lata and CTG depends on the recognition by CAMMESA of Gas Plus costs

Loma de la Lata and EGSSA (now merged into CTG) have executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008).  Under such program, the producers are able to sell their production at a price higher than the reference price (market value).  By virtue of the agreements executed with the Secretariat of Energy, and the mechanism established in Note No. 7585/10 of the Secretariat of Energy (see “Item 4. The Argentine Electricity Sector -Procedure for the Dispatch of Natural Gas for Power Generation”), CAMMESA recognizes such costs to Loma de la Lata and EGSSA.  CAMMESA has to recognize the Gas Plus cost to Loma de la Lata and EGSSA (now merged into CTG) in order for Loma de la Lata and EGSSA to be able to make the corresponding payments to their natural gas suppliers.  If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of Loma de la Lata and/or EGSSA (now merged into CTG) to pay the natural gas suppliers may be affected.  Consequently, in such a situation, Loma de la Lata and/or EGSSA would have to renegotiate the terms and conditions previously agreed with their natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to delay in collecting payments from CAMMESA, some renegotiation needed to be made with natural gas producers in order to fulfill Loma de la Lata’s and EGSSA’s (now merged into CTG) obligations and to keep the agreements alive. As a consequence of this situation, Loma de la Lata and/or EGSSA (now merged into CTG) might need to search for alternative suppliers of natural gas, and if they are unsuccessful in reaching new agreements with natural gas suppliers, their ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

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

Penalties may be applied under Loma de la Lata’s and EGSSA’s WEM Supply Contracts under SE Resolution No. 220/2007, which may adversely affect the revenues derived from such contracts

A breach of the availability commitments set forth in Loma de la Lata’s and EGSSA’s (now merged into CTG) WEM Supply Contracts under SE Resolution No. 220/2007 (see “WEM Supply Contracts under SE Resolution No. 220/2007”) allows CAMMESA to apply penalties to the generator that may adversely impact in the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s results.

Penalties may be applied under Piedra Buena’s Loan Agreement with CAMMESA

On March 22, 2011, Piedra Buena celebrated a Loan Agreement with CAMMESA for a total amount of Ps. 69.610.005 for the execution of several works. This loan is to be repaid in 48 equal monthly installments. Upon the completion of the works, Piedra Buena must guarantee the availability of electricity equal to or higher than 80% of its capacity. A breach of such commitment would give CAMMESA the right to impose penalties of up to 25% of the amount of an installment, which in turn may adversely affect Piedra Buena’s results of operations. As of December 31, 2013, Piedra Buena was subject to penalties for up to an amount of Ps. 4.7 million.

A judgment of the Court of the International Chamber of Commerce against Loma de la Lata could adversely affect Loma de la Lata’s operations

Loma de la Lata is involved in an arbitration proceeding before an arbitration tribunal constituted according to the rules of the International Chamber of Commerce in connection with the Construction Agreement and the Supply Agreement (each as defined below). In addition to the claim for integral damages recovery made by Loma de la Lata, the claim of the Project Counterparties (as defined below) is, among others, the refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Frances S.A. See “Item 8. Financial Information – Legal Proceedings – Legal Proceedings involving Loma de la Lata”. A judgment against Loma de la Lata by the Court of the International Chamber of Commerce could adversely affect the business, the results of operations and the financial position of Loma de la Lata.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our six hydroelectric generation plants owned by HINISA and HIDISA, in a number of ways, not all of which we can predict.  For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption.  Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor.  In particular, in 2013, the water intake at Los Nihuiles and Diamante available for electricity generation was 56% and 51% lower, respectively, as compared to 2006.  A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation.  In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation.  Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results.  These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity.  We cannot make any assurances that events of such nature will not occur in the future.  While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses.  If operational difficulties impede our generation of electricity, the disruption may lead to reduced revenues from our generation segment, which would have an adverse effect on our consolidated results of operations and may negatively affect the market value of our shares or ADSs. Please see “Item 4. Information on the Company – Our Business – Piedra Buena – Operations”.

We would no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

Our subsidiary, Nihuiles, currently owns a 52.4% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza, through EMESA, currently owns 47.6% of the capital stock of HINISA.  In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37% of the capital stock of HINISA.  See “Item 4.  Information on the Company—Our Business—Our Generation Business—Nihuiles and Diamante—Nihuiles.”  Pursuant to HINISA’s concession, if the Province of Mendoza sells these shares, Nihuiles will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.4% interest in HINISA.  In addition, according to HINISA’s by-laws, Nihuiles would not be permitted to purchase any additional shares of HINISA.

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

Piedra Buena could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our Consolidated Financial Statements for potential losses

At the time of Piedra Buena’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to Piedra Buena the real property on which the plant was built and to create administrative easements in favor of Piedra Buena over the third-party lands through which a gas pipeline and an electricity transmission line run.  Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it has not transferred all of the real property with clear and marketable title to Piedra Buena.  In addition, the Province of Buenos Aires has not created the administrative easements for Piedra Buena’s gas pipeline or the electricity transmission line.  In July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena.  Piedra Buena has received several complaint letters from third parties seeking compensation for the use of this land.  See “Item 8.  Financial Information—Legal Proceedings—Generation—Legal proceedings involving Piedra Buena’s real estate.”  If the Province does not complete the expropriation process or the administrative easement process, Piedra Buena may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our Consolidated Financial Statements.  If Piedra Buena were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

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

The unfulfillment of the requirements of the Energy Plus Program or its modification or cancellation may affect CTG’s (and, eventually, Loma de la Lata’s) profits

If CTG (and, eventually, Loma de la Lata, if it obtains the required approvals to participate in the Energy Plus Program. Please see “Loma de la Lata may not obtain the approval to participate in the Energy Plus Program”) does not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, CTG and Loma de la Lata would have to sell their production on the spot market, and also, eventually, under the remuneration scheme applicable under SE Resolution 95/2013, which could affect CTG’s and Loma de la Lata’s revenues.

Moreover we cannot assure you that, due to measures adopted by the Secretariat of Energy or its failure to promote the Energy Plus market, the demand of such market will not decrease, which could cause CTG and Loma de la Lata) to have to sell their production in the spot market under the remuneration scheme applicable under SE Resolution 95/2013, affecting CTG’s and Loma de la Lata’s revenues.

In Note No. 567/07, as amended, the Secretariat of Energy established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW(“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users, or “GUMAs”) and Grandes Usuarios Menores (Minor Large Users, or “GUMEs”) is equal to 320 Ps./MWh and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 445 $/MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators would worsen if the Peso continues its devaluation. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a fall in prices charged by our generators under their Energy Plus Program contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

Loma de la Lata may not obtain the approval to participate in the Energy Plus Program

While the full capacity of Loma de la Lata’s steam turbine is currently sold under a WEM Supply Contracts pursuant to SE Resolution No. 220/2007, if upon the termination of or the amendment to such contract, the Secretariat of Energy does not approve Loma de la Lata’s participation in the Energy Plus Program, Loma de la Lata will be forced to sell its production in the spot market under the remuneration scheme approved under SE Resolution No.95/2013 which would affect its revenues.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs regime directly or gain access to another mechanism to generate additional income with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Public Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels.  Additionally, contract clauses in Transener’s and Transba S.A. (“Transba”)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked.  The Public Emergency Law also required the renegotiation of public service concession agreements.  In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine Government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba.  Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (the Argentine National Electricity Regulator, or the “ENRE”) has not totally adjusted tariffs accordingly.  On December 21, 2010, the ENRE and the Secretariat of Energy acknowledged Transener’s and Transba’s (see “Item 4. Information on the Company – Business Overview – Our Transmission Business”) right to collect amounts resulting from the variations of costs during the period of June 2005 – to November 2010 in an instrumental agreement (the “Instrumental Agreement”), which payment would be based on CAMMESA’s availability of funds, with such payments to be used for investments by us in the transmission system as instructed by the Secretariat of Energy.  A mechanism for the calculation and payment of cost variations from December 1, 2010 to December 31, 2011 was also established.

In May 2013, Transener and Transba executed with the ENRE and the SE, a Renewal Agreement of the Instrumental Agreement (the “Renewal Agreement”), setting forth:

(i)                   the recognition of Transener and Transba’s rights to collect the amounts resulting from the variations of costs during the period from December 2010 to December 2012,

(ii)                 the payment of outstanding balances from Addenda II (as defined below), and

(iii)                a procedure for the updating and payment of cost variations incurred from January 1, 2013 to December 31, 2015, calculated biannually.

On October 25, 2013 and January 29, 2014, Transba and Transener, respectively, negotiated a third Addendum (together, the “Addenda III”) to their Financing Agreements (as defined below) with CAMMESA, to increase their related amounts by the sum of Ps. 324,850,385 and Ps. 785,844,648.

As of December 31, 2013 Transener and Transba had recognized only Ps. 581.0 million in accordance with the Instrumental Agreements and the Renewal Agreement.

Pursuant to the Renewal Agreement, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.  This information consists of monthly cash flows, investments execution and implementation of funds requirements.

We cannot make any assurances that Transener and/or Transba will receive the full amount recognized on the Instrumental Agreements and Renewal Agreements or that similar adjustments will be made in the future, according to the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Services Contracts Unit, or the “UNIREN ACT”) and/or the Instrumental Agreements. If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment because of the RTI and/or the full compliance of the Instrumental Agreements or Renewal Agreements, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

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

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

The Public Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS.  In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (“kV”)) from the Comahue region to the Abasto substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation.  Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the “Fourth Line”), to redetermine such revenue.  In December 2008 (ENRE Resolution No. 653/2008), the ENRE approved the redetermination of our revenues and established that, as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes).  However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011, the ENRE (ENRE Resolution No. 150/2011) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), with effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011, Transener formally requested clarifications as the new resolution failed to include retroactive interests.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to the above mentioned Resolutions Nos. 653/2008 and 150/2011.

                On April 25, 2012, the ENRE issued Resolution No. 90/2012, which established a new annual rate of Ps. 113.4 million as from August 2011 and instructed CAMMESA to make the adjustments, including interest. During the year ended December 31, 2012, revenues were recognized in the amount of Ps. 7.3 million, corresponding to the retroactive adjustment for year 2011.

                On August 28, 2013, the ENRE issued Resolution No. 244/2013, which established a new annual rate of Ps. 131.2 million as from August 2012 and instructed CAMMESA to make the adjustments, including interest.

                On September 13, 2013, Transener presented a Motion for Reconsideration of ENRE Resolution No. 244/2013, which was accepted by the ENRE. As a consequence, on December 4, 2013, the ENRE issued Resolution No. 346/2013 which established a new annual rate of Ps. 132.2 million from August 2012 and instructed CAMMESA to make the adjustments, including interest.

                On September 23, 2013, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above mentioned ENRE Resolution No.244/13.

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

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services.  On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2013, were Ps. 187.8 million (Ps. 93.9 million on a proportional interest basis), representing 21.5% of Transener’s consolidated net revenues for such period.  We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2013, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $141.9 million (Ps. 925.1 million), including accrued but unpaid interest and the effect of the adjustments applied to its debt under IFRS.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 67%, respectively, of these properties as of December 31, 2013.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

Risks Relating to our Distribution Business

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have the tariff adjusted to reflect increases in Edenor’s distribution costs in a timely manner, or at all, has affected Edenor’s capacity to perform its commercial obligations and could also have a material adverse effect on Edenor’s capacity to perform its financial obligations.  As a result, there is substantial doubt with respect to the ability of Edenor to continue as a going concern

From the execution of the agreement that Edenor entered into with the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (as amended from time to time, the “Adjustment Agreement”) and as required by them, Edenor is engaged in the Integral Tariff Review (Revisión Tarifaria Integral, or “Edenor RTI”) with the ENRE.  However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between when Edenor actually experiences increases in the distribution costs and when Edenor receives increased revenues following the corresponding adjustments to its distribution margins pursuant to the CMM.  In addition, Edenor has estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested.  Despite the adjustment Edenor was granted under the CMM in October 2007 and July 2008, we cannot assure you that Edenor will receive similar adjustments in the future. As of the date of this annual report, Edenor has requested twelve additional increases under the CMM since May 2008, eleven of which have been recognized by the ENRE), that have been applied retroactively to amounts owed to Edenor up to September 2013, pursuant to SE Resolution 250/2013 and subsequent Note No. 6852/2013), but have not been transferred to the tariff structure as of the date of this annual report. Under the terms of the Adjustment Agreement, these twelve increases should have been approved in May and November of each year from 2008 on.

During the years ended December 31, 2012 and 2011, Edenor recorded a significant decrease in net income and operating income (we recorded operating loss in 2012), and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/2012 in November 2012, which establishes the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up Edenor’s operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2014.

If Edenor is not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases, or there is a significant lag time between when Edenor incurs the incremental costs and when it receives increased revenues, and/or if Edenor is not successful in achieving a satisfactory renegotiation of the tariff structure, Edenor may be unable to comply with its financial obligations, may suffer liquidity shortfalls and may need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and consolidated results of operations, and may cause the value of our ADSs and shares may decline.  As a result, there is substantial doubt with respect to the ability of Edenor to continue as a going concern.

Edenor has prepared its annual financial statements for the fiscal year ended December 31, 2013, assuming that Edenor will continue as a going concern. However, Edenor’s independent auditors, PricewaterhouseCoopers, issued a report dated March 7, 2014 on its financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to its ability to continue as a going concern.  As discussed in Edenor’s financial statements, despite the recognition of the CMM retroactive adjustments set in SE Resolution 250/2013 and Note No. 6852/2013, the steady increase in the operating costs necessary to maintain the level of service and the delay in obtaining genuine tariff increases will continue to affect Edenor’s operating results and have raised substantial doubt with respect to its ability to continue as a going concern.  In this respect, the recognition of the CMM retroactive adjustments is not enough to restore Edenor’s economic and financial conditions to the level required by a public service concession such as Edenor’s concession.  Edenor Management’s plans in response to these matters are also described in Edenor’s financial statements. However, Edenor’s financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

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

Edenor’s inability to obtain tariff adjustments in line with the actual changes in costs could deepen Edenor’s inability to meet its trade obligations and could also have a material adverse effect on Edenor’s ability to meet its financial obligations

            Although SE Resolution 250/2013 and Note No. 6852/2013 recognized the corresponding CMM adjustments retroactively, these have not been sufficient to support the real variation in costs, principally due to salary adjustments and increased operating expenses above the inflation recorded by the INDEC. Edenor’s inability to obtain tariff adjustments in line with the actual change in costs has deepened its inability to meet obligations vis-a-vis  CAMMESA, Edenor’s major supplier, and has had a material adverse effect on Edenor’s ability to meet its financial obligations as a result of a shortage in liquidity, which may result in the need to restructure Edenor’s debt and may have a material adverse effect on Edenor’s business and results of operations.

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

Edenor’s tariff has been challenged by Argentine consumer associations, such as the action brought  against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases.  In November 2010, the relevant court upheld the claim.  Edenor appealed the court’s order and requested that it be stayed pending a decision on the appeal.  In December 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011.  On October 1, 2013, the Supreme Court of Justice decide to dismiss the Federal Extraordinary Appeal that had been filed.  A final judgment on favor of Edenor has been rendered.

We cannot make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine Government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect in our financial condition and the market value of our shares and ADSs.

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

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine Government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2013, December 31, 2012 and December 31, 2011, our accrued fines and penalties totaled Ps. 923.8 million, Ps. 662.0 million, Ps. 542.2 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.  In addition, we cannot assure you that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 and 2002 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the last couple of years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor continues making investments to reduce energy losses, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 13.0% in 2013, 13.3% in 2012 and 12.6% in 2011.  We cannot assure you that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

•         Edenor’s shareholders amend its articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•         Edenor, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine Government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.  We are, through our subsidiary IEASA, currently engaged in a dispute with a former shareholder of EASA in connection with the suspension and release of such ICSID claims. See “legal Proceedings – Other Legal Proceedings”.

In 2013, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 287.5 million, which represented 8.4% of Edenor’s energy sales.

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

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

                Certain restrictions on imports imposed by Argentine Government could limit Edenor’s ability to purchase capital goods that are necessary for its operations (including carrying out specific projects). Under Edenor’s concession, we are obligated to satisfy all of the demand for electricity originated in Edenor’s concession area, maintaining at all times a service quality standard that has been established for Edenor’s concession. If Edenor was to incur material labor liabilities in connection with the outsourcing of its distribution business, such liabilities could have an adverse effect Edenor’s financial condition and consolidated results of operations.

We might incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2013, we had approximately 2,518 third-party employees under contract in our distribution business.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2013, Edenor owed approximately Ps.1,500.6 million to CAMMESA. This debt is due and unpaid and Edenor has not secured any waivers from CAMMESA, if CAMMESA request that Edenor repay such debt, it may be unable to raise the funds to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline.

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

A significant portion of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$324.8 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger an acceleration under the notes and require Edenor to immediately repay all such accelerated debt.  In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to  bankruptcy and voluntary reorganization proceedings (concurso preventivo).  If Edenor is not able to fulfill certain payment obligations as a result of its current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary reorganization proceeding (concurso preventivo).  In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation, bankruptcy and/or reorganization proceedings events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs to decline.

Edenor may be mandatorily required to conduct a capital stock reduction and may in the future be required to be dissolved and liquidated

In the absence of any tariff adjustment, it is possible that during 2014, Edenors’s accumulated deficit exceeds its reserves plus 50% of its capital stock, in which case, under current applicable regulations, Edenor will be required to mandatorily reduce its capital stock pursuant to Article 206 of the Argentine Corporate Law (“BCL”).  In addition, if Edenor’s shareholders’ equity becomes negative (that is, if Edenor’s total liabilities exceed its total assets) at any year-end, Edenor will be required to dissolve and liquidate pursuant to Article 94 of the BCL unless it receives a capital contribution or expect future revenues or results of operations which would result in Edenor’s assets exceeding its liabilities.  A mandatory capital stock reduction of Edenor could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Edenor’s ADSs and Class B common shares to decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist Edenor’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Edenor’s financial situation

The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange may suspend and/or cancel the listing of Edenor’s ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to Edenor’s financial situation. For example, the NYSE may decide such suspension or cancellation if its shareholders’ equity becomes negative.

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

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect Edenor’s operations and financial performance

Weather conditions may influence the demand for electricity, Edenor’s ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect Edenor’s results of operations by causing significant demand increases, which Edenor may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of Edenor services and its quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  Furthermore, any such disruptions in the provision of Edenor’ services could expose Edenor to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past.  Edenor’s financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

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

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

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

Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

Our bylaws and Argentine securities laws contain provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors.  These provisions may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.  In addition, the provisions of our bylaws and of Argentine securities laws with respect to the obligation to launch a mandatory tender offer differ in certain respects; as of the date of filing of this annual report, it is unclear whether the provisions of our bylaws, which might be more beneficial to minority shareholders under certain circumstances than the provisions of Argentine securities laws in effect as of the date hereof, would prevail over the provisions of Argentine securities laws.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Pampa Energía S.A. (in English, Pampa Energy Inc., hereinafter referred to as “Pampa Energía”) is incorporated as a sociedad anónima under the laws of Argentina.  Our principal executive offices are located at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  Our telephone number is + 54 11 4809 9500.  Our website address is www.pampaenergia.com.  None of the information available on our website or elsewhere will be deemed to be included or incorporated by reference into this annual report.

We were incorporated on February 20, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A.  In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building.  In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us.  Following this acquisition, we changed our name to Pampa Holding S.A.  As a result of several acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we are engaged in the generation, transmission and distribution of electricity in Argentina.  We changed our name again to Pampa Energía S.A. in September 2008 and have operated under this name since then.

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine Government.  Our oil and gas business is also operated under a highly regulated environment and our upstream operations are subject to the terms of concession agreements with provincial governments and joint venture agreements with our partners.  In addition, our electricity prices and our transmission and distributions tariffs are subject to regulation by Federal government, acting through the Secretariat of Energy and the ENRE, and respective provincial governments, acting through the respective provincial authorities.

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of December 31, 2013, representing 7.1% of the installed generating capacity in Argentina at such date, and generated a total of 7,018 net GWh of electricity during the year ended December 31, 2013, representing 5.4% of total electricity generated in Argentina during such period.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 18,373 km (including Transba) of high voltage transmission lines that, as of December 31, 2013, represented approximately 90% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and Pesos) in 2013, based on publicly available figures released by electricity distribution companies in Argentina.

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

Güemes, including (i) a thermal generation plant (Central Térmica Güemes) with an installed capacity of 361 MW located in General Güemes, in the Province of Salta, which we acquired in January 2007; and (ii) a thermal generation plant (Central Térmica Piquirenda) with an installed capacity of 30 MW located in Piquirenda, General San Martin, in the Province of Salta, which we acquired in March 2011;

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

•         Distribution.  We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 2.8 million customers.  We acquired our controlling interest in Edenor in September 2007.

In addition to our principal electricity assets, we hold other non-electricity assets and investments, including: 50% of the capital stock of Petrolera Pampa (as of December 31, 2013 our interest in Petrolera Pampa was 100%); 3.76% of the capital stock of TGS; a 10% stake in the share capital of CIESA; and the character of “Beneficiario” (interest beneficiary) and “Fidecomisario”(principal beneficiary) under the MSA Trust, owner of 40% of the capital stock of CIESA; and our investments in Bodega Loma de la Lata S.A..  Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

Organizational structure

The following chart sets forth our corporate structure as of the date of this annual report.

PAMPA ENERGIA S.A.
100%
Pampa Inversiones
99.87%
0.13%
Pampa Participaciones II
100%
Ponderosa Assets Holding I LLC
100%
Ponderosa Assets Holding II LLC
99.99%
0.01%
Pampa Participaciones
90.27%
Inversora Nihuiles
91.60%
Inversora Diamante
98%
2%
Inversora Piedra Buena
0.01%
99.99%
Central Térmica Loma de la Lata*
99.99%
0.01%
Powerco*
99.95%
0.05%
Pampa Comercializadora
52.04%
Hidroeléctrica Los Nihuiles
59%
2%
Hidroeléctrica Diamante
99.99%
0.01%
Central Térmica Piedra Buena
64.25%
26.17%
Central Térmica Güemes
0.01%
Energía Distribuida
99.99%
2.40%
0.157%
Termoeléctrica José De San Martín
4.50%
0.01%
2.40%
0.157%
Termoeléctrica Manuel Belgrano
0.01%
4.50%
1.92%
98.08%
TRANSELEC
50%
CITELEC
52.65%
Transener
90%
TRANSBA
99%
1%
Transener Internacional
98.04%
1.96%
IEASA
99.99%
0.01%
EASA
51.54%
2.17%
Edenor
0.13%
EDESAH
0.13%
EDESALH
90%
EDESA
99.99%
EDESAL
99.99%
ESED
0.01%
99.99%
Pampa Real Estate
0.01%
99.99%
Bodega Loma La Lata
0.01%
99.99%
Petrolera Pampa
2%
98%
EPCA
100%
CIESA Trust**
10%
40%
CIESA
51%
TGS
3.76%
GENERATION
TRANSMISSION
DISTRIBUTION
HOLDING & OTHERS BUSINESSES

* In process of merger between Central Térmica Loma de la Lata (continuing company) and Powerco.
** Pampa Inversiones is the sole beneficiary ("beneficiario") and trustee ("fideicomisario") of CIESA Trust.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2013, 2012 and 2011.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.  When one of our units supplying a term contract is not being dispatched, we purchase the energy required to supply that contract from the spot market.  A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA due to declared operating costs that are higher than the marginal cost at that given moment.

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.8%	1.2%	1.1%	1.8%	2.0%	0.1%	7.1%

Net Generation 2013 (GWh)	616	421	1,675	1,947	2,229	130	7,018
Market Share	0.5%	0.3%	1.3%	1.5%	1.7%	0.1%	5.4%
Sales 2013(GWh)	833	630	2,268	2,372	2,676	130	8,909

Net Generation 2012 (GWh)	689	441	1,533	2,479	3,265	110	8,516
Market Share	0.6%	0.4%	1.2%	2.0%	2.6%	0.1%	6.8%
Sales 2012(GWh)	965	721	2,016	2,769	3,829	110	10,410

Net Generation 2011 (GWh)	586	406	1,846	1,185	3,434	66	7,523
Variation Net Generation 2012 - 2011	17.5%	8.7%	-16.9%	109.2%	-4.9%	65.1%	13.2%
Sales 2011 (GWh)	873	706	2,325	1,199	4,152	66	9,321

Average Price 2013 (Ps. / MWh)	167.3	202.7	222.0	237.3	144.1	n.a.	193.0
Average Gross Margin 2013 (Ps. / MWh)	33.1	27.9	61.4	103.0	-12.0	n.a.	44.5
Average Gross Margin 2012 (Ps. / MWh)	60.2	49.6	41.3	118.9	1.8	222.2	51.6
Average Gross Margin 2011 (Ps. / MWh)	63.6	44.1	64.8	58.6	28.9	125.8	46.8

Sources: Pampa Energía S.A. and CAMMESA

Note: gross margin before amortization and depreciation.

(1) Due to CTG’s merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

(2)CTLL’s installed capacity includes 178 MW from conversion to combined cycle, which was commissioned on November 1, 2011 at 165 MW.

We are involved in several projects within the framework of the Argentine Government’s Energía Plus regulations and other market-based pricing frameworks.

Our Energía Plus projects include:

•         Güemes’ Open-Cycle: this project is the first of the Energía Plus expansion projects completed.  Construction was completed on the project in July 2008, and commercial operations began in September 2008.  The project consisted of a new natural gas-powered turbo generator.  As a result of the commencement of commercial operations, Güemes’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The supplier of the new equipment was GE Packaged Power.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.

•         Loma de la Lata Project: this project consisted of the expansion of Loma de la Lata’s gross electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator.  Commercial operations began in November 1, 2011.  The project consisted of installing a new Siemens steam-turbine generator of three heat-recovery steam generators in order to increase capacity of the plant by 178 MW, reaching a total installed capacity of approximately 553 MW.  Because of certain problems with the new turbines, the increase was of 165MW instead of 178MW (see “Item 4. Information on the Company - Our Business – Loma de la Lata” and “Item 8. Financial Information - Legal Proceedings – Legal proceedings involving Loma de la Lata”).

Other Projects

•            Central Térmica Piquirenda: According to the Complementary Agreement (as defined hereinafter) executed by the Pampa Generators (as defined hereinafter), the parties must build a new power generation plant with a total capacity of 45 MW (hereinafter the “Project CTP”). The Project CTP is divided in two stages, the first stage consists in building the new plant with a generation capacity of 30 MW, and the second stage consists on increasing the generation capacity by incorporating the remaining 15 MW. The plant will be constructed in the premises of Central Térmica Piquirenda, which is owned by CTG.

The first stage of the Project CTP was concluded according to the original schedule.  The construction of the second stage of the Project CTP has not yet started due to the failure by the Secretariat of Energy to fulfill its obligation to cancel the Sales Settlements with Maturity Dates To Be Determined (“LVFVDs,” per the initials in Spanish -a regime under which generators of electricity receive partial payment for amounts due to them for energy provided to the system, with the rest of such amounts remaining in the form of a credit) up to the required amount of 30% of the investment made for the first stage as established in the Complementary Agreement.

Nihuiles and Diamante

History

In May 2006, we entered into a stock purchase agreement with EDF International S.A. (“EDFI”), a wholly owned subsidiary of Electricité de France (“EDF”), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante.  Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (“Stein”) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante.  In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante.  On that same date, we also made an offer to Nucleamiento Inversor S.A. (“NISA”) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante.  All of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006.  As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million.  In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the capital stock of HIDISA.  Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  As a result, we currently control, directly and indirectly, 56% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million.  As a result we now indirectly own 47.2% of the shares and votes of HINISA.

In October 2006, we entered into a shareholders’ agreement with Ultracore Energy S.A. (“Ultracore”), a company controlled by the Stein family, and Stein, which sets forth the rights and obligations of the respective parties with respect to Nihuiles and Diamante.  Among other things, such agreement provides for:

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

Additionally, through Provincial Law No. 8,423, the Province of Mendoza created the company Empresa Mendocina de Energía Sociedad Anónima con Participación Estatal Mayoritaria (“EMESA”).  Finally, on November 5, 2013 through Provincial Decree No. 2,058 the Province of Mendoza transferred all the equity owned in HIDISA and HINISA to EMESA.

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

The Province of Mendoza, through EMESA, currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares.  Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares.  Assuming that the Province of Mendoza sells its 37% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA.  Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA.  As a result, such shares may be sold at a time and price per share that is adverse to our interests.  As of the date of this annual report, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA if the Province of Mendoza sells its participation in HINISA.”  We are currently monitoring circumstances with the Province of Mendoza and analyzing our situation in order to preserve all available options to us in the event of a possible sale of the capital stock of HINISA by the Province.

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

The following authorities oversee HINISA and HIDISA’s fulfillment of their obligations under their respective concession agreement:

•         The Secretariat of Energy, which is the governing authority under the concession granted by the Argentine Government.  Pursuant to Decree No. 570/96, certain responsibilities and authority of the Secretariat of Energy were transferred to the ENRE;

•         The Ministry of Infrastructure of the Province of Mendoza, which is the governing authority under the concession granted by the provincial authorities;

•         The Province of Mendoza’s Irrigation General Department, which is the governing authority with respect to irrigation matters (in cooperation with Obras Sanitarias de Mendoza S.A.);

•         The Organismo Regulador de Seguridad de Presas, (the Dam Safety Regulating Body, or “ORSEP”), which is the governing authority with respect to dam safety matters; and

•         The Secretariat of the Environment of the Province of Mendoza, which is the governing authority with respect to environmental matters.

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

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the “Nihuiles System”).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265.2 MW.  Since 1990, the average annual generation has totaled 873 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (586 GWh) recorded in 2011.

HINISA’s revenues consist of sales of energy and capacity.  In 2013, 54% of HINISA’s sales were into the term market.  Total revenues for the year ended December 31, 2013 were Ps. 139 million, due to a generation of 616 GWh, 10.6% lower than in 2012, with a hydraulic contribution of 710 Hm3, 2.6% lower than in 2012.

The following chart shows certain relevant statistical data on HINISA(1):

	2009	2010	2011	2012(*)	2013(*)
Net Generation (GWh)	854	778	586	689	616
Energy Purchases (GWh)	308	302	287	276	217
Total Energy Sales (GWh)	1,162	1,080	873	965	833

Average Price (AR$ / MWh)	133.5	158.7	190.7	186.2	167.3
Average Gross Margin (AR$ / MWh)	60.3	66.0	63.6	60.2	33.1

(1)       Note: Gross Margin before depreciation and amortization.

(*) Numbers prepared in accordance with IFRS.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388.4 MW.  Since 1990, the average annual generation has totaled 588 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA’s revenues consist of sales of energy and capacity.  In 2013, 48% of HIDISA’s sales were into the term market.  Total revenues for the year ended December 31, 2013 were Ps. 128 million, for a net generation of 421 GWh, 4.6% lower than in 2012, with a hydraulic contribution of 802 Hm3, 10.5% higher than in 2012.

The following chart shows certain relevant statistical data on HIDISA:

	2009	2010	2011	2012(*)	2013(*)
Net Generation (GWh)	600	538	406	441	421
Energy Purchases (GWh)	327	313	300	280	209
Total Energy Sales (GWh)	927	851	706	721	630

Average Price (AR$ / MWh)	160.6	183.2	217.9	215.9	202.7
Average Gross Margin (AR$ / MWh)	65.4	64.0	44.1	49.6	27.9

Note: Gross Margin before depreciation and amortization.

(*) Numbers prepared in accordance with IFRS.

Güemes

Central Térmica Güemes

History

Our thermal generation plant Central Térmica Güemes, is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta.  This plant is a major generator within the WEM.  Güemes was privatized in 1992 and awarded to the consortium composed of Iberdrola, Duke, TCW and certain other investors.  The purchase price paid by this consortium was U.S. $86.2 million for 60% of the capital stock of Güemes, in addition to the assumption of U.S. $60 million in indebtedness.

In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of Güemes for a total purchase price of U.S. $16.6 million.  In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (Dilurey), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco, a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of Güemes, and (2) an additional 8% of the capital stock of Powerco.  On June 9, 2010, Dilurey changed its name to Pampa Inversiones.  In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of Güemes, pursuant to which Mr. Peralta and we had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta.  In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000.  In September 2007, Loma de la Lata, one of our wholly owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by Güemes, which were subsequently converted into ordinary shares (representing 74.20% of Güemes’ total voting capital stock).  In addition, on October 3, 2008, we acquired all of the shares of the Güemes employee stock ownership program (representing 2.58% of Güemes’ total voting capital stock), and, as a result, we currently hold, directly and indirectly, 92.26% of Güemes’ total voting capital stock.

Aside from our ownership interest in Güemes, the Argentine Government owns 7.74% of Güemes’ voting capital stock.

More recently, in December 2013, EGSSA (which was the owner of Central Térmica Piquirenda) and EGSSAH merged with CTG, with CTG as surviving company and EGGSSAH and EGSSA as the merged companies. For more information please see “Presentation of Information – Recent Developments – Merges – CTG, EGSSA and EGSSAH”.

Central Térmica Piquirenda

Central Térmica Piquirenda (“CTP”) is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, Province of Salta. The construction started in early 2008 and was completed by 2010. It has a 30 MW thermal electricity generation plant comprised of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of the installed capacity in Argentina.

CTP started commercial operations on May 3, 2011. On July 15, 2011, CTP executed the WEM Supply contract under SE Resolution No. 220/2007. The agreed price is U.S.$18,000/MW per month and the amount recognized as maintenance and operation costs is U.S.$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under SE Note No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.  CTP has a firm contract with Petrolera Pampa for up to 172 Dam3 per day, which expires in July 2015.

Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

51

	2009	2010	2011(*)	2012(*)	2013(*)
Net Generation (GWh)	1,699	1,533	1,846	1,533	1,675
Energy Purchases (GWh)	521	640	480	483	593
Total Energy Sales (GWh)	2,220	2,172	2,325	2,016	2,268

Average Price (AR$ / MWh)	197.5	233.0	224.1	218.6	222.0
Average Gross Margin (AR$ / MWh)	77.9	76.4	64.8	41.3	61.4

(*) Numbers prepared in accordance with IFRS.

The following chart shows certain relevant statistical data on CTP:

	2011	2012	2013
Net Generation (GWh)	66	110	130

Average Price (AR$ / MWh)	388.0	411.8	n.a.
Average Gross Margin (AR$ / MWh)	125.8	222.2	n.a.

Note: Gross Margin before depreciation and amortization. * Due to CTG merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine.  Güemes had net production of 1,675 GWh in 2013.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW and an average availability level of net production of 1.7 million MWh per year.  Güemes steam turbine combustion equipment is comprised of two Skoda steam turbines, with a gross capacity of 63 MW each, and a third Skoda steam turbine with a gross capacity of 135 MW.  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local term market and to the Energía Plus market (see “Güemes - Expansion Project” below). Total revenues for the year ended December 31, 2013 (which includes CTG and CTP) were Ps. 503 million, for a net generation of 1,675 GWh, 9.2% higher than in 2012.

Güemes entered into an electricity export agreement with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) for the sale of 150 MW of generation to support CEMSA’s sales to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República del Uruguay (“UTE”).  This agreement, executed in February 2003 with an original term of two years, was later extended until October 31, 2009.  In November 2009, Güemes renegotiated the agreement including new pricing terms. The Agreement expired on December 31, 2011.

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

Additionally, on April 11, 2012, Güemes requested to the Secretariat of Energy the granting of the corresponding authorization under Law No.24,065 in order to obtain an export permit. When the electricity export agreement expired on July 31, 2013, the Secretariat of Energy has not granted such authorization.

In 2013, Güemes’ generation depended on electricity demand in the Provinces of Salta and Jujuy, on new generation capacity available in that region and on transmission restrictions.  A new 132 KV transmission line linking Cobos with Salta Norte became operational in 2011 and permitted the dispatch of one of the 63 MW steam turbines as base load.  Additionally, Güemes is able to dispatch its full installed capacity without restrictions through the new North West Region to North East Region (NOA-NEA) 500KV. high voltage transmission line that became operational on August 2011.

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

Royalty assignment agreement

In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign natural gas to Güemes, which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory.  In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price.  The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause.  The daily amount under the agreement may reach 500,000 m3 per day if the production of gas in the Province of Salta increases from the production level existing at the time of the agreement’s execution.  As of the date of this annual report, Güemes had not requested any deliveries under this agreement because it was able to supply the new 100 MW of generation with gas contracted with several suppliers, such as Pan American Energy LLC, Total Austral S.A. or Pluspetrol S.A.

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

CTLL is currently in the process of completing its merger with Powerco, with CTLL as the surviving company and Powerco as the merged company. For more information please, see “Presentation of Information – Recent Developments – Mergers – CTLL and Powerco”.

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with  gross capacity of 178 MW and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 1,947 GWh in 2013, 21.4% lower than in 2012. Total revenues for the year ended December 31, 2013 were Ps. 563 million.

During the period 1997-2013, the average annual generation has totaled 1,322 GWh, with the highest level of generation (2,479 GWh) recorded in 2012 and the lowest level (272 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2009	2010	2011(*)	2012(*)	2013(*)
Net Generation (GWh)	926	448	1,185	2,479	1,947
Energy Purchases (GWh)	26	29	14	290	425
Total Energy Sales (GWh)	952	476	1,199	2,769	2,372

Average Price (AR$ / MWh)	136.1	192.7	202.9	260.4	237.3
Average Gross Margin (AR$ / MWh)	24.2	24.0	58.6	118.9	103.0

Note: Gross Margin before depreciation and amortization.

(*) Numbers prepared in accordance with IFRS.

Loma de la Lata expansion project

On November 1, 2011, the Company initiated the commercial operations of the Loma de la Lata Project, which involved the expansion of gross generation capacity in Loma de la Lata by approximately 165 MW (originally 178 MW) by converting the plant into a generating combined cycle unit. The project increased the capacity of Loma de la Lata by approximately 50% without the need for additional gas consumption, resulting in greater efficiency. For the expansion mentioned above, the Company has entered into two Project Agreements.

Project Agreements

In 2007, Loma de la Lata entered into certain agreements in order to procure and build an expansion of its Loma de la Lata Power Plant through the conversion to a combined cycle by adding three heat recovery steam generators and one steam turbine of 178 MW (the “Project” or the “Expansion”). For such purpose, on September 6, 2007 Loma de la Lata entered into (i) a construction turnkey contract (as amended, the “Construction Agreement”) with a joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively, the “Builder” or “Contractor”), and (ii) a contract to supply materials, equipment and spare parts from abroad in connection with the project (as periodically amended, the “Supply Agreement”, and together with the Construction Agreement, the “Project Agreements”) with a Joint Venture formed under Law No.18/1.982 of Spain between Isolux Ingeniería SA and Tecna Proyectos y Operaciones S.A. (the “Supplier” and, together with the Builder, the “Project Counterparties”).

Under the Project Agreements, it was expected that commercial operation of the Project would begin in June 2010, the time that was set for the delivery of the formal provisional acceptance of the Loma de la Lata plant under the Project Agreements. Due to different problems, mostly due to the Contractor’s breach, such as delays in compliance and labor disputes, December 5, 2010 was agreed as the new date for the beginning of commercial operations.

Despite the new settled date, new delays by the Project Counterparties occurred and, in addition to this on February 8, 2011, an operational error, along with an error in design, took place causing extensive damage to the steam turbine, which caused further delays in startup (the “February 8 Event”).  Consequently, it became necessary to undertake a comprehensive repair of the steam turbine and other parts, which included the performance of tests and an integral review of the turbine.  The greater part of the damage was caused in the turbine rotor, which was repaired but will have to be replaced in no more than three years from the beginning of the commercial operation, if operated at nominal load, based on the recommendation of the manufacturer.

In this context, on March 30, 2011 the Project Counterparties made an offer to Loma de la Lata (the “Offer”) which provided (i) the necessary mechanisms to be adopted in order to repair the damages, (ii) a discount equivalent to the last payment due under the Project Agreements which would be effective upon Provisional Acceptance, and (iii) the steps to be followed in order to initiate the commercial operation of the Project.

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

As described above, under the terms and conditions of the Offer, the Project Counterparties granted Loma de la Lata, upon the delivery of the formal provisional acceptance of the Expansion pursuant to the terms of the Project Agreements, an exceptional discount in an amount equal to the amount of the last payment to be made under Project Agreements. The total discount (including the adjustment) was valued at U.S.$ 18 million.  The Offer was accepted by Loma de la Lata.

In August 2011, while repairs of the turbine were still taking place, the Project Counterparties informed Loma de la Lata that Siemens A.G., the turbine manufacturer, had detected some defects on similar  steam turbines which generated vibrations in the last stage blades. This generated the need for additional modifications to the turbine which would imply a restriction on the power output until the redesign and reengineering of the extracted blades was performed, which was estimated to take at least two years. In that context, the last stage blades were replaced by a baffle plate, which further delayed the Project’s commercial operation date.

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

In addition, the Project Agreements provide the application of certain compensations for delays or failures attributable to the Contractor for not delivering the Project in due time and for not reaching the values (power and boilers’ counter-pressure) guaranteed by the Project Counterparties.

Given the delays in the handover of the Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties to the obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the banking guarantees issued by BBVA and Commerzbank to secure the Project Counterparties’ obligations under the Project Agreements.

In this context, on December 1, 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request had been filed by the Contractor, pursuant to which the Contractor claimed, among other things, the refund of the sums received for the foreclosure of the guarantees.

On December 30, 2011, Loma de la Lata rejected the claim filed by the Contractor before the Court of the International Chamber of Commerce and filed a counterclaim against the Project Counterparties for the integral recovery of the damages caused as a consequence of the Project Counterparties’ defaults under the Project Agreements. See “Item 8. Financial Information - Legal Proceedings involving Loma de la Lata”.

On November 14, 2012 another major incident occurred in the plant. A failure of the steam turbine protection systems, due to a defective design, caused severe damage to the steam turbine and associated equipment. Loma de la Lata included a claim for the damages produced by the event in the arbitration process against the Project Counterparties, and notified the insurance companies in order to be compensated for the damage suffered. See - “Insurance Claim” below. The steam turbine went back into commercial operation in June 2013.

Insurance Claim

In connection with the event on November 14, 2012, Loma de la Lata made the necessary filings before the insurance companies and followed the usual processes in order to be compensated for the damages suffered due to the new failure. After reporting the incident, Loma de la Lata answered certain inquiries from the insurance companies and received visits from their representatives. Despite the fact that this process is lengthy because of the complexity of the Project, the type of the incident and the magnitude of the damage, the insurance companies accepted the claim and made advance payments to Loma de la Lata.  As of the date of this annual report, Loma de la Lata has collected from the insurance companies U.S. $ 43.7 million as compensation.

Agreements in connection with the Loma de la Lata Expansion Project

On October 4, 2009 Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 220/2007 with CAMMESA to sell CAMMESA a part of the net power capacity resulting from the expansion project and the corresponding generated electricity.  This agreement covers a minimum of 50% of the net capacity generated by the expansion project, with the final percentage to be determined at the time commercial operation begin and will depend on the amount of credits, from Loma de la Lata’s or third parties, arising from SE Resolution No.406/2003, that are allocated to the Project.  The agreement sets a capacity payment of U.S.$ 33,383 per MW-month and an energy payment of U.S.$4 per MWh. The term of the agreement is 10 years from the date in which commercial operation begin.  Loma de la Lata intends to sell the remaining electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program. For this reason, Loma de la Lata presents two Energía Plus contracts to CAMMESA with a report of Loma de la Lata’s generation costs, according to the applicable procedures. To become effective, these contracts are sent to the Ministerio de Planificación Federal, Inversión Pública y Servicios (Federal Planning, Public Investment and Service Ministry), where they must be approved. As of the date of this annual report, the Federal Planning, Public Investment and Service Ministry has not approved the contracts.

On December 15,  2010, Loma de la Lata executed an amendment to the above-mentioned contract by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA for a period of three years.

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

Because Loma de la Lata’s Project helps to reduce the consumption of fuel oil and/or gas oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through to customers, in its variable cost of production, the cost of gas that Loma de la Lata purchases through the Gas Plus scheme.  The Gas Plus is a program launched by the Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields.  As stated in SE Resolution No. 24/2008, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy.  The authorized prices of gas under the Gas Plus program as of the date of this annual report (U.S. $5.20 per MM BTU) are higher than the regulated gas prices for thermal generation.  As a result of this agreement, the Company, and Loma de la Lata in particular, will become an important consumer of gas obtained under the Gas Plus program in Argentina. Moreover, by means of the Notes No. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation . See “Item 4. Information on the Company -Natural Gas Supply under the Gas Plus Program”.

As of the date of this annual report, Loma de la Lata is a party to the following gas agreements:

•         Firm natural gas wellhead supply agreement with Apache Energía Argentina S.R.L. for up to 1,100 Dam3 per day, expiring in 2014.  This contract includes about 100 Dam3 per day produced by Petrolera Pampa

•         Firm gas supply agreement with Pan American Energy LLC Argentine branch for up to 1,700 Dam3 per day expiring in December 2014.

•         Firm gas supply agreement with Petrolera Pampa for up to 172 Dam3 per day expiring September 2014, having an automatic renewal clause.

Piedra Buena

History

In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of Matlin Patterson for the acquisition of 100% of the capital stock of IBP, which in turn holds 100% of the capital stock of Piedra Buena, which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers from the City of Buenos Aires.  The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

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

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2013 were Ps. 386 million, for a net generation of 2,229 GWh, 31.7% lower than in 2012. During the 1997-2013 period, the average annual generation has totaled 2,113 GWh, with the highest level of generation (3,434 GWh) recorded in 2011 and the lowest level (189 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Piedra Buena:

57

	2009	2010	2011(*)	2012(*)	2013(*)
Net Generation (GWh)	2,390	2,646	3,434	3,265	2,229
Energy Purchases (GWh)	808	755	718	565	447
Total Energy Sales (GWh)	3,198	3,401	4,152	3,829	2,676

Average Price (AR$ / MWh)	255.2	398.5	424.0	539.8	144.1
Average Gross Margin (AR$ / MWh)	13.8	28.3	28.9	1.8	(12.0)

Note: Gross Margin before depreciation and amortization.

(*) Numbers prepared in accordance with IFRS.

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

As of the date of this annual report, Piedra Buena is no longer buying natural gas pursuant to SE Resolution No. 95/2013. Consequently, CAMMESA centralizes the acquisition of fuels for WEM’s generators (For more information please see “Our Business – The Argentine Electric Sector - SE Resolution No. 95/2013 – New price scheme and other modifications to the WEM”). It only maintains natural gas transport contracts that were active at the time such resolution was issued, such as, for example, the interruptible gas transportation contract with Camuzzi Gas Pampeana for a daily-variable capacity, and the interruptible gas transportation contracts with TGS for up to 3,600 Dam3 per day.

Finally, Piedra Buena does not have sufficient funds to begin the major maintenance works in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance works scheduled for early 2014. It should be pointed out that if the necessary funds are obtained, maintenance works will initially have a negative impact on Piedra Buena’s operating cash flows, since these tasks will prevent the plant from generating power during a period of approximately six months.

According to Piedra Buena’s management estimates, the new remuneration scheme implemented through SE Resolution No. 95/2013 —even within a scenario of maximum availability of Piedra Buena’s units— would not allow it to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period

Our Transmission Business

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

Transener’s operations

Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina.  Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 12,214 km Transener also indirectly owns and operates one of the six regional transmission networks in Argentina, the Transba network.  The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,159 km.

Transener also generates additional revenues from, among other things, the construction, operation and maintenance of the Fourth Line, and services provided to third parties, some of which are provided outside of Argentina.

The Company, Electroingeniería and Enarsa have entered into an operating agreement under which each of the Company, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, the Company, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2013 represented approximately Ps. 16.6 million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2013, were Ps. 670.8 million (Ps. 335.4 million on a proportional interest basis), representing 76.8% of Transener’s consolidated net revenues for such period.

In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses.  Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project.  Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999, and that ends in December 2014.  Following the adoption of the Public Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement.  In December 2008, by means of Resolution No.653/2008, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008.  Because the ENRE did not set an adjustment procedure for these payments, Transener submitted an administrative claim.  We cannot predict when the ENRE will respond to our request.  Notwithstanding the above, on March 30, 2011, the ENRE (through Resolution No. 150/2011) approved a new value for the income to be collected in connection with the Fourth Line of Ps. 95.9 million (plus taxes), in effect from July 2010, and instructed CAMMESA to make the corresponding adjustments.  On April 7, 2011, Transener formally requested clarifications as the new resolution failed to include retroactive interests.  On September 7, 2011, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from July 2010 to July 2011 according to Resolutions No. 653/2008 and 150/2011 mentioned above.

On April 25, 2012, the ENRE issued Resolution No. 90/2012, which established a new annual fee of Ps. 113.4 million as from August 2011 and instructed CAMMESA to make the adjustments, including interest. During the year ended December 31, 2012, revenues were recognized in the amount of Ps. 7.3 million corresponding to the retroactive adjustment for the year 2011.

On August 28, 2013, the ENRE issued Resolution No. 244/2013 which established a new annual rate of Ps. 131.2 million (including interest) as from August 2012 and instructed CAMMESA to make the respective adjustments.

                On September 13, 2013, Transener presented a motion for reconsideration of the Resolution No. 244/2013, which was accepted by the ENRE. As a consequence, on December 4, 2013, the ENRE issued Resolution No. 346/2013 which established a new annual rate of Ps. 132.2 million (including interest) as from August 2012 and instructed CAMMESA to make further adjustments.

On September 23, 2013, Transener requested the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above-mentioned Resolution No. 244/2013.The response to this request is still pending.

On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2013, were Ps. 15.2 million (Ps. 7.6 million on a proportional interest basis), representing 1.7% of Transener’s consolidated net revenues for such period. Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession, such as:

•         the participation in NIS expansion projects (other than Fourth Line Revenue) under construction, operation and maintenance contracts approved by the ENRE;

•         supervision of independent transmission companies that perform construction, operation and maintenance operations relating to NIS expansion;

•         priority maintenance and construction work required under SE Resolution No. 1/2003 and its modifications and amendments;

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

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2013 were Ps. 187.8 million (Ps. 93.9 million on a proportional interest basis), representing 21.5% of Transener’s consolidated net revenues for such period.

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

Cost increases and the Instrumental Agreements

Transener and Transba requested ENRE to readjust their respective tariffs taking into account the impact of the salary increases resulting from the application of Decrees No. 392/03, 1347/03, 2005/04 and 1295/05 and the increases in operating costs that Transener and Transba have incurred since December 2004.  For this purpose, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration.  On July 31, 2008, the ENRE adopted Resolutions No. 328/2008 and No. 327/2008, which granted Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases.  The adjusted tariffs are effective retroactively as from July 1, 2008.  Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) do not match the real cost increase incurred as of 2004, Transener and Transba have submitted administrative claims seeking to be compensated for this difference.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in definitive agreements (the “Definitive Agreements”) for such purpose.  In that sense, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreements had been entered into, which led to the initiation of judicial claims by the companies.  The UNIREN ACT has stated that the mechanism for the monitoring of costs and the regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, that the delay in the definition of such process was not attributable to Transener and Transba and it could not lead to undermine their rights.

Finally, on December 21, 2010, the Instrumental Agreement related to the Definitive Agreements was entered into with the Secretariat of Energy and the ENRE, setting forth the following:

(iv)                the recognition of Transener and Transba’s rights to collect the amounts resulting from the variations of costs during the period from June 2005 to November 2010,

(v)                 the mandatory cancellation of the financing received from CAMMESA, through the assignment of credits resulting from the recognition of the above-mentioned variations of costs,

(vi)                a mechanism of cancellation of the pending balances,

(vii)              an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii), and

(viii)             a procedure for the updating and payment of cost variations incurred from December 1, 2010 to December 31, 2011, calculated biannually.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2013, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 367.2 million and Ps. 52.8 million, and interest income amounting to Ps. 213.8 million and Ps. 57.1 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2013 and 2012, respectively. In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

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

On May 12, 2009, Transener and Transba entered into Financing Agreements with CAMMESA for an amount of Ps. 59.7 million and Ps. 30.7 million, respectively (the “Financing Agreements”). On January 5, 2010, extensions of the above-mentioned agreements were subscribed for an amount up to Ps. 107.7 million and Ps. 42.7 million, for Transener and Transba, respectively (together, the “Addenda I”).

On May 2, 2011 new extensions of the Financing Agreements (“Addenda II”) were entered into with CAMMESA, which provide the following: i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period June 2005 – November 2010 would be granted, and iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addenda II.

In May 2013, Transener and Transba executed with the ENRE and the Secretariat of Energy, the Renewal Agreement, setting forth:

(i)                   the recognition of Transener and Transba´s rights to collect the amounts resulting from the variations of costs during the period from December 2010 to December 2012,

(ii)                 the payment of outstanding balances from Addenda II, and

(iii)                a procedure for the updating and payment of cost variations incurred from January 1, 2013 to December 31, 2015, calculated biannually.

On October 25, 2013 and January 29, 2014, Transba and Transener negotiated their Addenda III.

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

On July 30, 2008, the Secretariat of Energy adopted SE Resolutions No. 869/2008 and No. 870/2008, which established that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  Pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 3 and 4, 2008, respectively.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Secretariat of Energy in its SE Resolutions No. 869/2008 and 870/2008 whereby new tariff schedules had to be approved in February 2009.  In October 2009, the two companies filed actions with the courts for the protection of their constitutional rights on the grounds of the delay by ENRE to call the Public Hearing and institute the RTI process, and to ask the court to order the ENRE to inform the reasons for the delay and to set a new deadline for establishing the new tariff schedule.  On April 27, 2010, a ruling was issued by a federal court requiring the ENRE to respond to the requests of the two companies, using the information filed on December 3, 2008, within the term of 20 days. The ENRE appealed the ruling. On December 21, 2010, while the appeal was still pending, we entered into the Instrumental Agreements with the ENRE. As a result of the execution of the Instrumental Agreements, we dropped our claim against the ENRE.

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

The Transener Concession Agreement

Transener entered into a concession agreement with the Secretariat of Energy on July 16, 1993 (the “Transener Concession Agreement”).  The Transener Concession Agreement grants Transener the exclusive right (subject to certain limitations described below) to provide service of high voltage electricity transmission throughout the Transener network until July 17, 2088.  The Argentine Government may grant Transener an extension of the concession for up to ten years at no additional cost, provided that Transener requests such extension at least 18 months prior to the expiration of the concession.  If such extension is granted, the Argentine Government is entitled to terminate the exclusivity of the concession.

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

The 95-year term of the Transener concession is divided into nine management periods.  The first management period, which began in 1993, has a 15-year term, and each subsequent management period lasts ten years.  At least six months prior to the commencement of each ten-year management period, the ENRE is required to call for bids for the purchase of the controlling stake in Transener (represented by Transener’s Class A shares).  The then current owner(s) of the controlling stake in Transener may submit (under seal) their valuation of the controlling stake in Transener and, if their valuation is greater than or equal to the amount of the highest bid submitted by other parties, the owners of such controlling stake will retain ownership of such interest in Transener without making any payment to the Argentine Government.  Consequently, if the owner(s) of the controlling stake in Transener wish to retain control at the end of any management period, they may bid an amount that would ensure their continued control without incurring any additional cost as a result of such bid.  In the event another bid exceeds that of the then current owners of the controlling stake in Transener, the party submitting such bid would receive the controlling stake in consideration for the submitted bid amount, which would be paid to the then current owners of the controlling stake in Transener.  Transener’s rights and obligations under its concession agreements will not be affected by any change in the ownership of the controlling stake.  As of the date of this annual report, the Transener Concession Agreement is in its second management period, which is scheduled to end on July 2018, although Transener has requested that the ENRE extend the first management period for five years after the completion of the FTR in accordance with the Definitive Agreements with Transener.

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

Transba’s concession is also similar in other material respects to Transener’s concession and provides for, among other things, nine management periods of ten years each (or, in the case of the first such management period, 15 years) commencing on the date of Transba’s concession agreement, a bidding procedure with respect to controlling stake in Transba and termination provisions similar to those included in Transener’s concession agreement.  In addition, Transba’s concession agreement also provides for a pledge in favor of the Argentine Government of all of Transba Class A Shares that are held by Transener, which constitute the Transener’s controlling stake in Transba.  Upon the occurrence of certain events of default, specified in Transba’s concession agreement (including, among others, if (1) penalties in any 12-month period exceed 15% of Transba’s total revenues, (2) a transmission line is out of service for more than, or connection equipment is out of service for more than 30 days, or (3) the Transba network has on average more than seven forced outages per 100 km over a 12-month period) or (4) a transformer is out of service for more than 45 days), the Argentine Government may enforce the pledge on the Class A shares of Transba held by Transener and sell such shares in a public bidding process, pursuant to which Transener would lose its controlling stake in Transba.

Property, plant and equipment

As of December 31, 2013, Transener operated and maintained the following assets throughout 22 provinces in Argentina:

Transmission Lines
500 kV	11,645 km
220 kV	568 km
Connection Equipment
500 kVlinkage	37
220 kVlinkage	6
132 kVlinkage	96
Transformation Equipment
Capacity	13,850 MVA
Reactive Equipment
Capacity	14,919 MVAr

                As of December 31, 2013, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5,584 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	57
66 kV	5
33 kV	192
13,2 kV	328
Transformation Equipment
Capacity	5,485 MVA
Reactive Equipment
Capacity	125,5 MVAr

Our Distribution Business

Electricidad Argentina (EASA)

EASA is the holding company of Edenor, our main distribution subsidiary.  In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (“DESA”) and IEASA S.A. (“IEASA”), which collectively held 100% of EASA’s capital stock, in exchange for new shares of our capital stock.  The total number of shares of our capital stock to be received by the indirect EASA shareholders was subsequently adjusted pursuant to the terms of a stock subscription agreement entered into in July 2007.  Following the receipt of a fairness opinion and the favorable review by our audit committee, the terms of such transaction were approved by our shareholders at a meeting held on August 30, 2007.  The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA.  On March 28, 2011, DESA and IEASA merged, the surviving company being IEASA.

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

Empresa Distribuidora y Comercializadora Norte (Edenor)

We believe Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2013.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2013, Edenor served 2,772,893 customers.

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

Term.  Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period at Edenor’s request  and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods.  However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI.  The remaining ten-year periods will run from the expiration of the extension of the initial management period.  In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51 % of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake.  If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid.

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

Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI.  The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments.  For the year ended on December 31, 2008, Edenor recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments.  Edenor did not record any adjustments since 2009.  As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay the balance in accordance with the payment plan provided for in the Adjustment Agreement, although Edenor cannot be certain of the amount, if any, that will ultimately be forgiven.  This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.  In 2013, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 287.5 million, which represented 8.3% of Edenor’s energy sales.  As of December 31, 2013 Edenor’s accrued fines and penalties amounted to Ps. 923.8 million, as compared to Ps. 662.0 million as of December 31, 2012.

Pledge of Class A shares.  In accordance with the concession, EASA has pledged its 51% stake in Edenor to the Argentine Government to secure the obligations set forth in the concession.  The Adjustment Agreement extends the pledge to secure the obligations under that agreement as well.  The Argentine Government may foreclose its pledge over the Class A shares and sell them in a public bidding process if any of the following occur:

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

•         Edenor’s articles of incorporation or voting rights are amended in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

•         Edenor, or any existing or former shareholder of EASA who has brought claims against the Argentine Government in the ICSID does not desist from its ICSID claims against the Argentine Government following completion of the Edenor RTI and the approval of a new tariff regime.  We are, through IEASA, currently engaged in a dispute with a former shareholder of EASA in connection with the suspension and release of such ICSID claims. See “legal Proceedings – Other Legal Proceedings”.

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

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or “VAD”, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base, plus the fixed charge contemplated under SE Resolution No. 347/2012; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/2008, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh. In 2013, Edenor collected Ps. 491.9 million through PUREE (as defined below) funds.

On November 7, 2011, the Secretariat of Energy issued SE Resolution No. 1301/2011 establishing seasonal summer programming, eliminating subsidies for certain economic activities for which the relevant customers, according to the Resolution, are in a position to pay the real costs of the service.

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

Also on February 13, 2007, the ENRE authorized Edenor to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of the day of this Annual Report, Edenor had invoiced the total amount.

In October 2007, the Secretariat of Energy issued SE Resolution No. 1037/2007, which granted Edenor an increase of 9.63% in its distribution margins to reflect an increase in its distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into their tariff structure, and, instead, Edenor was allowed to retain the funds that they are required to collect and transfer to the fund established by the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or the “PUREE”), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

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

As of the date of this annual report, twelve additional increases in total under the CMM since May 2008, that have been requested since May 2008 have been recognized by ENRE pursuant to SE Resolution No.250/2013 and Note No. 6852/13 of the SE with retroactive effect as of May 2008 until September 2013. However, these increases have not yet been incorporated into Edenor’s tariff structure. Under the terms of the Adjustment Agreement, these twelve increases should have been incorporated into Edenor’s tariff structure in May and November of each year from 2008 on.

As of December 31, 2013, EDNOR had submitted to the ENRE twelve requests for CMM adjustments as describe in the table below:

Period	Application Date	CMM Adjustment Requested	Status
November 2007 - April 2008	May-08	5.79%	Granted but not incorporated into tariffs
May 2008 - October 2008	Nov-08	5.68%	Granted but not incorporated into tariffs
November 2008 - April 2009	May-09	5.00%	Granted but not incorporated into tariffs
May 2009 - October 2009	Nov-09	5.03%	Granted but not incorporated into tariffs
November 2009 - April 2010	May-10	6.83%	Granted but not incorporated into tariffs
May 2010 - October 2010	Nov-10	7.48%	Granted but not incorporated into tariffs
November 2010 -April 2011	May-11	6.12%	Granted but not incorporated into tariffs
May 2011 - October 2011	Nov-11	7.69%	Granted but not incorporated into tariffs
November 2011 -April 2012	May-12	8.54%	Granted but not incorporated into tariffs
May 2012 - October 2012	Nov-12	6.98%	Granted but not incorporated into tariffs
November 2012 - April 2013	May-13	6.88%	Granted but not incorporated into tariffs
May 2013 -October 2013	Nov-13	7.90%	Norgranted nor incorporated into tariffs
Cummulative		116.65%

On May 7, 2013, pursuant to the SE Resolution No. 250/2013, Edenor was authorized to compensate with the CMM recognition, the debt registered under the PUREE for the period from May 2008 through February 28, 2013.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the Wholesale Electric Market. Edenor is also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. Furthermore, and according to Note No. 6852/13 of the SE, the effect of SE Resolution No. 250/2013 was extended, authorizing compensation of the debt registered under PUREE against the CMM recognition for the period ending on November 22, 2013.

As of the date of this annual report, the sale settlements with maturity dates to be determined have not been issued yet.

As of December 31, 2013 and 2012 the amounts collected by Edenor through the PUREE (net of the effects of Resolution 250/13 and Note No. 6852/13 of the SE in the year 2013), amounted to Ps. 108.6 million and Ps. 1,277.8 million, respectively, and have been disclosed under other non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariffs, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in SE Resolution No. 1037/2007, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. Despite the fact that the effects of these regulations are a significant step towards the recovery of our situation, such regulations do not provide a definitive solution to Edenor’s economic and financial equation.

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

However, as of the date of this annual report, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached, will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine Government.

The delays in obtaining tariff increases, recognition of cost adjustments requested by Edenor in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of our subsidiary and have raised substantial doubt with respect to its ability to continue as a going concern.  The Company’s management plans in response to these matters are described in Note 43 to the Consolidated Financial Statements.  However, Edenor’s financial statements as of and for the year ended December 31, 2013 and 2012 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

Customers.  As of December 31, 2013, Edenor served 2,772,893 customers.  Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential  (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 42% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2013, this category accounted for approximately 9% of Edenor’s electricity sales.

•         Industrial  (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2013, this category accounted for approximately 16% of Edenor’s electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  As of December 31, 2013, the total number of such large users was 713, and in 2013 this category represented approximately 20% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 5% of Edenor’s electricity sales.

Edenor strives to maintain an accurate categorization of its customers in order to charge the appropriate tariff to each customer.  In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and which therefore, do not qualify as residential users.

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

On July 22, 2011, the Company, together with Edesur and Edelap , entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the Amended 2003 Framework Agreement.  Such extension was approved on September 21, 2012 by Resolution No. 248/2012 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247/2012.

At December 31, 2013 and 2012, receivable balances with the Argentine Government and the Government of the Province of Buenos Aires amounted to Ps. 56.9 million and Ps. 25.4 million respectively.

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

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2003:

	Year ended December 31,
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Technical losses					9.80%	9.80%	9.60%	8.60%	8.30%	8.10%	8.00%
	10.30%	10.50%	9.80%	9.80%
Non technical losses					2.10%	1.00%	2.00%	2.50%	2.70%	3.40%	4.70%
	2.70%	2.80%	2.80%	2.70%
Total losses	13.00%	13.30%	12.60%	12.50%	11.90%	10.80%	11.60%	11.10%	11.00%	11.50%	12.70%

Other Businesses

Petrolera Pampa

On January 21, 2009, we constituted Petrolera Pampa with the aim of supplying our thermal plants.  The Gas Plus Program, which was promoted by the government to attract investments, was a motivation to follow this path.  The first agreements were made through partnerships in projects with proved gas reserves  to be developed by major oil and gas companies like Apache and Petrobras. The next step for the company was to negotiate agreements that involve potential oil and gas production with Petrolera Pampa as operator.  Recently, we executed an investment agreement with YPF, by which Petrolera Pampa has committed to invest U.S.$151.5 million in exchange for 50% of the hydrocarbons production from the Rincón del Mangrullo block (the “Block”), located in the province of Neuquén.  After Petrolera Pampa’s IPO (Please see “Presentation of the Information – Recent Developments – PEPASA’S IPO”), we directly and indirectly control 50% of Petrolera Pampa’s capital stock.

Introduction to the Hydrocarbon Market - Market De-regulation

Until the early 1990s, the Argentine Government ran most hydrocarbon-related activities, including exploration, production and transportation. Despite the fact that the Ley de Hidrocarburos (the “Hydrocarbons Law”), which was passed in 1967, allowed the government to grant exploration permits and concessions to the private sector, this power was rarely exercised. Prior to 1989, private sector companies were engaged in exploitation activities through services agreements with YPF. The oil thus extracted was delivered to YPF, which would then allocate it to refineries. Oil prices were fixed by the Argentine Government at levels that were generally significantly below international prices.

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

As it relates to jurisdiction matters, it is important to clarify that with the enactment of the Law No. 26,197 the “Hydrocarbons Short Law” (Ley Corta de Hidrocarburos), in 2007, the Argentine provinces received ownership rights over the reserves of crude oil and gas situated within their territories, and the provinces themselves were empowered to grant concessions to private companies.

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

Gas Market

Various reforms of the gas market aim to regulate the supply of gas to ensure that priority demand (i.e., households and small retailers) is met.  This scheme is known as the Producers’ Agreement. In this respect, demand is divided into the following segments:

•         Households and small retailers (“priority demand”)

•         Compressed natural gas

•         Industrial/ power plants

•         Exports

Each segment pays a different price for gas, with the industrial and the export segments being the only segments that admit the free establishment of prices.  The new regulatory structure, which was established by Resolution No. 208/04, Resolution No. 599/07 and Resolution No. 1070/10, among others, set forth that each producer must maintain sales of gas to each sector at the same levels as in 2006, and if they do not on grounds of decreased output, there will be a re-allocation of their gas in such a manner as to ensure that priority demand should always be met.  The prices in local currency of the regulated segments, except for the priority demand segment, underwent slight increases in the past years, in order to gradually move them nearer the unregulated price, which is much higher than the present-day prices in the rest of the sectors.

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

In view of this trend, the government decided to introduce new resolutions seeking to incentivize investment and production. The SE Resolution No. 24/2008 (subsequently amended by SE Resolution No. 1031/2008) instituted the Gas Plus Program. The main incentive to gas producers is that gas extracted within the framework of the program can be freely disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that have not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). In addition, to be eligible for this program –unless the applicant is a new company– the firm must be in compliance with its output quotas as established in the Producers’ Agreement.

Petrolera Pampa was organized in 2009 with a view to taking advantage of the benefits offered by the Gas Plus Program.

In February, 2013, the Commission’s Resolution No. 1/13 was published, creating the Encouragement Program for Excess Injection of Natural Gas (the Programa de Estímulo a la Inyección Excedente de Gas Natural or “Encouragement Program“) whose objective is to evaluate and approve projects that contribute to national self-sufficiency in hydrocarbons through increases in gas production and injection into the domestic market, and projects that generate higher levels of activity, investment and employment in the sector.

Companies which participate in the Encouragement Program agree to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the “Base Price”) and can expect to receive U.S.$7.5/MMBTU for any injection volume in excess of the Base Volume (the “Excess Injection”).  The Argentine Government undertakes to pay a monthly compensation for: (i) any difference that between U.S.$7.5 /MMBTU and the price actually received from the sale of the Excess Injection and (ii) any difference between the Base Price and the price actually received from the sale of the Injection Base.

Petrolera Pampa’s project was approved under the Encouragement Program and became effective on March 2013.

Crude Oil Market

Also seeking to encourage investment and production, several resolutions have been issued relating to the crude oil market.  The most important, Resolution 394/2007, which imposes further restrictions on exports of crude by fixing their price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the state would capture any extraordinary revenue that the producer could earn on exports.

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for the tools and regulations that could serve to again find the path to growth.  The Petróleo Plus Program  (Resolution No. 1312/2008) was created with that objective.

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves will be entitled to a series of tax credits that they may apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution No.394/07. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008.  These tax credit certificates issued by the Secretariat of Energy are transferable.

In February 2012, the Petróleo Plus Program was suspended for companies that produce more than 1,300 m3/day of oil due to the modification of the market conditions under which such program was initially created, by giving compensation to certain companies to improve the final price of exported oil. This compensation was eliminated by the Ministry of Economy’s Resolution No. 1/2013 mentioned below. The Secretariat of Energy through SE Resolution No. 438/2012, granted to companies that export oil and produce less than 1,300 m3/day a compensation of 28 US$ / bbl.

On January 3, 2013 the Ministry of Economy issued Resolution No. 1/2013 which raises the cutoff values of Resolution No. 394/2007 from U.S.$ 42/bbl to U.S.$ 70/ bbl, increasing, income accruing to the oil exporters.

Petrolera Pampa’s Projects

New Investment Agreement with YPF

On November 6, 2013 Petrolera Pampa entered into an investment agreement with YPF, in which Petrolera Pampa has committed to invest U.S.$151.5 million in exchange for 50% of the hydrocarbon production of the Rincón del Mangrullo block, located in the province of Neuquén and corresponding to the Mulichinco geological formation.

The Agreement is composed by two mandatory investment phases. During the first phase, Petrolera Pampa has committed to invest up to U.S.$81.5 million in 3D seismic and the drilling, completion and commissioning of 17 additional wells. Moreover, YPF will build the processing plant and gas pipelines necessary to support the production. Once the first investment phase is finished, Petrolera Pampa has an option to continue to the second phase of up to U.S.$70 million.

When the two mandatory phases have concluded, the parties shall carry the necessary investments to develop the Block, in accordance with the respective share participations.

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

In order to meet the daily target production for the three-year period, Petrolera Pampa initially estimated an investment of U.S. $20 million to be made between 2010 and 2013, which represents 15% of the necessary investments for the development of such gas production, allowing it to obtain a proportional participation in the production.  As of the date of this annual report, we had invested approximately U.S. $17.5 million in 22 productive wells, reaching the daily target production.  Since the investment agreement has expired, from now onwards, Petrolera Pampa will receive the proceeds of the already drilled wells until the end of their productive life, and will support the costs associated with the operation of such wells.

All of the production of unconventional natural gas under this agreement has been assigned to supply Loma de la Lata under the Gas Plus Regime.

Investment Agreement with Petrobras Argentina S.A.(“Petrobras 1”)

On December 7, 2010, Petrolera Pampa entered into an investment agreement (“Petrobras 1”) with Petrobras relating to the “El Mangrullo” block located in the province of Neuquén, under which Petrolera Pampa acquired  43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $16 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling of up to nine wells (between 2011 and 2015), which represented an estimated investment for Petrolera Pampa of approximately U.S. $ 24 million.  As of the date of this annual report, four wells had been drilled, and the daily target production was achieved in March 2012. Investments in the four wells represented an investment of U.S. $ 17.7 million for Petrolera Pampa.  For the 2014-2015 period, we expect to continue with the aforementioned investment plan in order to achieve the daily target production.

All the production obtained under this agreement was assigned to EGSSA (now CTG) under the Gas Plus regime.

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

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $22 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling up to nine wells (between 2013 and 2017), which represents an estimated investment for Petrolera Pampa of approximately U.S. $ 33 million.  As of the date of this annual report, three wells had been drilled, and the daily target production was achieved in July 2013. Investments for the three wells have been completely paid, representing an investment of approximately U.S. $ 17.1 million for Petrolera Pampa.  For the 2014-2017 period, we expect to continue with the aforementioned investment plan in order to achieve the daily target production.

All of the production of unconventional natural gas under this agreement has been assigned to supply Loma de la Lata under the Gas Plus Program.

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

During 2012 six exploratory wells were drilled, one of which resulted in a discovery of gas, four of which had manifestations of hydrocarbons and are under evaluation, and one (S.xp-2001) proved to be sterile and was sent to outcomes such as loss, in the year 2013.

During 2013, two drilling programs wells were performed. In the first program, Petrolera Pampa was successful in drilling the well RLE.e - 2003 and is currently evaluating the feasibility of this well in order to put it into production together with those wells successful drilled during 2012. In the second program, two exploratory wells were drilled in the Quebrada del Sapo Formation, being both of which results in discoveries of hydrocarbons (oil). These two wells should be tested during 2014 and are eventually expected to be set into production.

The amount invested by Petrolera Pampa in 2013 was U. S.$ 4.4 million and the total investments as of the date of this report had reached U. S.$ 11.2 million. In the event of hydrocarbon production in the area, Petrolera Pampa shall be entitled to recover U. S.$ 2.8 million related to investments made for and on behalf of the other partners.

Having complied with all of the investment commitments, Petrolera Pampa submitted to the Secretary of Hydrocarbons of Neuquén, along with its partners in the area, a note with the request to submit the area as an “under evaluation” for two years, commencing on July 14, 2014, the date on which their exploitation period expires.

Agreement for the exploitation of hydrocarbons in the “El Caracol Norte” block

Petrolera Pampa has executed an agreement with Gas y Petróleo de Neuquén S.A. (“G&P”) in which Petrolera Pampa, together with Rovella Energía S.A., will perform the exploitation, development and production of hydrocarbon services in the El Caracol Norte exploitation block, in the province of Neuquén. In exchange for these services, Petrolera Pampa will be in a position to obtain a 60% interest of the total production of the exploitation block. Petrolera Pampa has agreed to invest up to U.S. $3.7 million to comply with the first working and investment plan estimated for the period granted for the block exploitation.

During 2012, Petrolera Pampa began with the fulfillment of the agreed investments, performing the reinterpretation of existing 3D seismic studies and the completion of two hydraulic fractures in an existing well. As a result of the work performed, the well has proved productive and relevant studies are underway to evaluate the most efficient way of putting them into production.

During 2014, Petrolera Pampa is expected to drill a new exploration well in order to comply with the investment plan.

Other Projects

As of the date of this annual report, Petrolera Pampa is negotiating new agreements for the exploitation and exploration of hydrocarbons in Argentina.

TGS

The Company owns 100% of the shares of EPCA, which in turn owns 10% in CIESA, which in turn owns 55.3% of TGS.  Also, the Company holds, through PISA, the character of “Beneficiario” and “Fideicomisario” under the MSA Trust, owner of 40% of the capital stock of CIESA.  Therefore, the Consolidated Financial Statements of the Company do not show the numbers of TGS.  TGS is the largest gas transportation company in Argentina, and it operates the most extensive gas pipeline system in Latin America.  In addition, it is leader in the production and sale of natural gas liquids (NGLs) for the domestic and export markets.  It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires.  Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its controlled company Telcosur S.A.

Since 2011, the Company is entitled to the following rights, among others:

-          Appointment of one director in CIESA and TGS;

-          Appointment of the Vice Chairman in CIESA and TGS;

-          First refusal right in CIESA; and

-          Approval of CIESA’s and TGS’ annual budget.

The following table summarizes TGS’ main technical and financial indicators:

80

	2012	2013
Technical Data
Gas Transportation
Average firm capacity purchases (in million m3 per day)	82.6	82.5
Average deliveries (in million m3 per day)	65.5	65.9

Liquid production and marketing
Total liquid production (in thousand tons)	905.3	910.4
Gas processing capacity (in million m3 per day)	46.0	46.0
Storage capacity (in tons)	54,840	54,840

Financial Data*
Net sales**	2,575.0	2,864.9
Net income	232.7	107.5

Net cash flow provided by operating activities	509.7	871.0
Net cash flow used in investment activities	(202.2)	(484.6)
Net cash flow used in financing activities	20.0	(238.1)

Current assets	1,502.6	1,803.1
Non-current assets	4,050.2	4,269.8
Total Assets	5,552.8	6,072.9
Current liabilities	829.8	1,347.7
Non-current liabilities	2,689.1	2,702.1
Total Liabilities	3,518.9	4,049.8
Shareholder’s Equity	2,033.9	2,023.1

* Consolidated Financial Statements, figures in million pesos.

** Amounts show continuous operations only.

CIESA Transaction

On January 27, 2011, we acquired from AEI and through our subsidiary PISA, all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S.$ 199.6 million nominal value of the floating rate notes due April 22, 2002, issued by CIESA on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities”) and the rights over certain lawsuits related to the CIESA Bonds. The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002. Pampa acquired the capital stock of Inversiones Argentina I for U.S.$ 136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S.$ 322 million. CIESA is the controlling company of Transportadora de Gas del Sur (“TGS”). TGS is a leading gas transportation company in Argentina. TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation. On April 8, 2011, we acquired, directly and indirectly, 100% of the capital stock of Enron Pipeline Company Argentina S.A. (now known as EPCA S.A. or “EPCA”), which owns 10% of the capital stock of CIESA, which in turn owns 55.3% of the share capital of TGS, for a total price of U.S.$ 29.0 million.

In connection with the acquisition of the CIESA Bonds and the other assets related to CIESA described above, on April 28, 2011, the Company and its subsidiaries Inversiones Argentina I, Pampa Inversiones  and EPCA entered into an agreement (the “Acta Acuerdo”) with Petrobras Energía , Petrobras Hispano S.A. (“Petrobras Hispano”), and CIESA, pursuant to which the parties thereto agreed to (i) continue negotiating to reach an agreement to re-implement the restructuring of the CIESA Liabilities, (ii) cause CIESA to vote in favor of a dividend payment by TGS in an amount of approximately U.S.$ 239 million (the “TGS Dividend”), which was declared by the shareholders’ meeting of TGS on April 29, 2011 and (iii) set up a trust (the “MSA Trust”) to hold CIESA’s pro rata portion of the TGS Dividend which, to the extent the restructuring of the CIESA Liabilities is completed, will be distributed as follows: (x) an amount equal to 4.3% of the TGS Dividend will be distributed to the Company (or its designee) and (y) the remainder, net of CIESA operating expenses for fiscal year 2011, will be distributed to the shareholders of CIESA following the restructuring of the CIESA Liabilities pro rata to their respective holding in CIESA. To the extent the restructuring of the CIESA Liabilities is not achieved as agreed by the parties to the Acta Acuerdo, the pro rata portion of the TGS Dividend held in trust shall be distributed to CIESA.

On May 10, 2011, we entered into a Memorandum of Understanding (the “MOU”) with Inversiones Argentina I, Pampa Inversiones S.A., EPCA, Petrobras Energía, Petrobras Hispano Argentina S.A. and CIESA, in which the parties to the MOU agreed: (i) to suspend (“standstill”) until May 10, 2012, the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía, Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”), pending before the Supreme Court of the State of New York (Index No. 600245/09E), and to make best efforts to re-implement (x) the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 among CIESA, Petrobras Energía, Petrobras Hispano Argentina S.A., EPCA, ABN AMRO Bank N.V. Argentine branch (acting in its capacity as trustee) and the financial creditors of CIESA, as amended from time to time (the “Restructuring Agreement”), regarding the CIESA Bonds and (y) two derivatives transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000, respectively. Following the execution of the MOU we have become a party to the Restructuring Agreement. The foregoing is subject to obtaining the necessary governmental approvals to (i) implement the Restructuring Agreement; and (ii) timely withdraw all the claims and actions relating to the CIESA Action.

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

Additionally, on July 13, 2012, Petrobras, Petrobras Hispano Argentina S.A., the Company, Pampa Inversiones and Inversiones Argentina I entered into a Settlement Agreement (the “Settlement Agreement”) with the intention to terminate and extinguish to the fullest extent permitted by law the CIESA Action and to mutually release each other from all claims and actions in such CIESA Action. On October 25, 2012, the conditions to which the Settlement Agreement was subject were satisfied, thus terminating and extinguishing the CIESA Action.

Pursuant to the Settlement Agreement and as a condition thereto, the above mentioned parties totally cancelled all of CIESA’s debt due and outstanding since the year 2002. As compensation, PISA received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS, representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of U.S.$ 86,997,232; and (iii) the appointment of PISA as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA’s shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended.  Pursuant to a Call Option Agreement (the “Call Option Agreement”) dated March 11, 2001,entered into by and among the Company, Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II), on such date, the Company purchased an option for U.S.$ 1.0 million, exercisable at any time during a period of 18 months thereafter, to acquire either (i) the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Arbitration”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes (the “ICSID”) of the World Bank (the “ICSID Claim”) for freezing and pesifing U.S. dollar-based gas transportation tariffs in violation of certain provisions of the bilateral investment treaty between the United States and Argentina (see “Item 3. Key Information -Risk Factors – Our Generation Business”) or, (ii) at the Company’s option, all of the issued and outstanding capital stock of Inversiones Argentina II.  On October 7, 2011 the Company exercised the option and, therefore, in consideration of the amount of U.S.$ 25 million acquired the rights over the ICSID Claim (and therefore not the capital stock of Inversiones Argentina II) to control, suspend and waive the Arbitration proceedings against the Republic of Argentina pursuant to the Call Option Agreement.

On July 31, 2012, the ICSID Arbitration Court ordered, in accordance with the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently amount to approximately U.S.$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the Argentine Antitrust Commission and the ENERGAS by CIESA, EPCA, Petrobras and the Company on August 29, 2011, in the filings submitted before both entities seeking the approval of CIESA’s Restructuring Agreement. In this respect, as of the date of this annual report, the corresponding governmental approvals have not yet been granted.

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

Description of Business Segments

Regulated Segment: Gas Transportation

In 2013, revenues from this business segment amounted to Ps.661.0 million, showing an increase of Ps.57.6 million compared to Ps.603.4 million recorded in 2012. This rise is based on higher revenues from interruptible natural gas transportation, as well as energy exchange and displacement.

During the winter of 2013, the TGS gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority went on restricting the supply of natural gas to the industrial market with a view to reorienting and allocating gas to certain designated priority users, mainly including residential, commercial, and NCG gas station users. Imposed restrictions affected direct carriers who maintain firm gas transportation service agreements with TGS, as well as grid-connected industries within the country’s distribution zones and nearby gas field areas.

Although natural gas transportation service tariffs have not been adjusted since 1999, as from the enactment in 2002 of the Public Emergency and Exchange Rate Regime Reform Act No. 25,561 (the ‘Public Emergency Act’), as subsequently extended on several occasions, the tariff scheme has remained wholly unchanged and/or adjusted. The combined impact of frozen tariffs and sustained cost increases has substantially impaired the operating income in the natural gas transportation business segment. Petrolera keeps on making all the necessary steps to have tariffs rearranged so that the company may get revenues that are consistent with adverse cost increases.

Regarding gas pipeline system expansions, Petrolera Pampa made progress in the development of natural gas transportation capacity expansion works commenced in 2006, which are expected to allow for transportation of a total incremental volume of 10.7 million cubic meters per day, of which 8.7 million cubic meters per day are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS receives monthly an Access and Use Charge (‘CAU’), which has remained unchanged since it was created in 2005. These expansion works are developed and funded under the Gas Trust Indenture Program, with cash contributions by third-party investors, gas producers, and carriers winning the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

Non-Regulated Segment: Production and Sale of Liquids

Unlike the gas transportation business, the production and marketing of gas liquids is not regulated by ENARGAS.

In 2013, this segment’s related revenues accounted for 72% of TGS’ total revenues, which increased by Ps.229.6 million, from Ps.1,835.7 million recorded in 2012 to Ps.2,065.3 million in 2013.

The activities of production and marketing of gas liquids are conducted at Complejo Cerri, located close to Bahía Blanca, and supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at such industrial complex. TGS sells these liquids to both domestic and foreign markets. On the domestic market, propane and butane are sold to fractionation companies. On the foreign market, the sale of these products and natural gasoline are made at current international market prices. Regarding ethane, it is sold to Polisur at a price agreed upon between the parties.

Despite the prevailing restrictions on natural gas processing at Complejo Cerri imposed by the National Government, and thanks to effective resource management, in 2013 production proved to be slightly higher than in 2012, by 5,150 tons. It should be noted that the key drivers for such increased production include, inter alia, the lower processing level of Complejo Cerri upstream plants, which has helped natural gas arrive much more enriched, thus allowing for higher yield per processed cubic meter.

Nevertheless, increased revenues were adversely offset by lower premiums per ton of sold product, as specified in the propane and butane export agreement in force between September 2013 and April 2014, followed by a substantial increase in gas costs supported by the price guidelines established by the government with the purpose of enforcing the Supplier of Last Resort program. For such reason, natural gas selling prices at the wellhead recorded increases of approximately 30% in 2013.

Source: TGS.

Non-Regulated Segment: Other Services

Other Services segment is not regulated by ENARGAS. TGS provides so-called ‘midstream’ services, which mainly consist of treatment, impurity separation and gas compression. It can also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through the subsidiary Telcosur S.A.

Revenues from Other Services segment recorded a slight increase from Ps.135.9 million in 2012 to Ps.138.6 million in 2013.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plant and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged U.S. $81,003 per month in 2013 (approximately U.S. $24.9 per m2).  For building expenses, our monthly payments in 2013 averaged approximately Ps. 80,068.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

Property, Plant and Equipment

	At December 31,
	2013		2012
	(in millions of pesos)
Generation	Ps.	1,731.3	Ps.	1,788.7
Distribution		4,952.7		4,111.3
Holding and others		218.7		119.4
	Ps.	6,902.7	Ps.	6,019.4

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $2,415 million.  In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$1,951.6 million for Transener and U.S.$460.4 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines for up to U.S. $1 million.  In our distribution business, our physical assets are insured for up to U.S. $1,062.3 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

Asset Sales and Acquisitions

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

The Spin-off Process has also been approved by the CNV and registered with the IGJ, together with the registration of the three new companies. On November 8, 2012, the new companies were authorized by the National Securities Commission to go public, and they obtained admission to listing on the BCBA.

EDELAR and EMDERSA Sale

On September 17, 2013, Edenor’s Board of Directors approved an irrevocable offer to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja for the (i) sale of Edenor’s indirect stake in Emdersa, Edelar’s parent company, and (ii) assignment of certain account receivables that Edenor had against Emdersa and Edelar. On October 4, 2013, ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of ERSA accepted the offer. The transaction closed on October 30, 2013. The price agreed upon was Ps. 75.2 million payable in 120 monthly and consecutive installments. The first installment is not due until October 30, 2015, 24 months after the closing date.

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

EDESA Sale

On April 23, 2012, Edenor’s Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor and its subsidiary EMDERSAH, for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights of EDESAH, holder of 90% of the capital stock and voting rights of EDESA, which in turn owns 99.99% of the capital stock and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (ESED), and (ii) the remaining 0.01% of ESED.

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

AESEBA and EDEN Sale

On February 27, 2013, Edenor’s Board of Directors unanimously approved an offer sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for (i) the acquisition of the shares representing 100% of the capital stock and voting rights of AESEBA, an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company holding the concession area in the north region of the Province of Buenos Aires; and (ii) the assignment of certain credits that EASA (the controlling company of Edenor) had with EDEN. The price offered by the Buyer has been paid through the assignment to Edenor of certain rights under a trust established for purposes of the transaction to receive debt securities of Edenor, in an amount equivalent, as of the date of the acceptance of the offer, to U.S.$85 million face value, which are to be cancelled by Edenor as such bonds are released to it in accordance with the terms and conditions of the trust. As part of the transaction, and in order to guarantee the obtention of funds necessary to acquire the Edenor bonds to be received by such company, U.S.$8.5 million of Argentine sovereign debt bonds multiplied by a certain factor was to be deposited into the trust on or before April 30, 2013.  As collateral for the portion of the price to be paid at that later date, the Buyer granted a pledge over 30% of the shares of AESEBA. On April 5, 2013 the transaction was settled in accordance with the terms described above. At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively

THE ARGENTINE ELECTRICITY SECTOR

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

Continuing with the trend to encourage the installation of new generation, the Secretariat of Energy by means of its SE Resolution No. 220/2007 and modifications thereto, allowed CAMMESA to execute WEM Supply Agreements with a generator agent of the WEM. The values to be paid by CAMMESA in consideration for the capacity and the energy supplied by the generator must be approved by the Secretariat of Energy. The generator shall guarantee certain availability of the generation units (established as a percentage), and if it fails to do so, penalties apply.

In 2008, the Secretariat of Energy allowed CAMMESA to execute WEM Supply Contracts with generators the intention of which is to execute plans to repair and/or repower their generating equipment, and for the cost which would exceed 50% of the revenues that they expect to receive on the sales to the spot market.

In 2013, the Secretariat of Energy introduced material changes to the structure and operation of the WEM (see “SE Resolution No. 95/2013 – New price scheme and other modifications to the WEM”).

The Wholesale Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market, or WEM, which was organized concurrently with the privatization process as a competitive market in which generators, distributors and certain large users of electricity could buy and sell electricity at prices determined by supply and demand, and were allowed to enter into long-term electricity supply contracts.  The WEM consists of:

•         a term market where quantities, prices and contractual conditions are agreed upon directly between sellers and buyers (after the enactment of SE Resolution No. 95/2013, this was limited to the Energy Plus market);

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

•         acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents (upon enactment of SE Resolution No. 95/2013, this was limited to the contracts then in force and, thereafter, to those contracts executed under Energy Plus Program);

•         purchasing and/or selling electric power from abroad or to other countries by performing the relevant import/export transactions;

•         purchasing and administrating of fuels for the WEM generators (according to section 8 of SE Resolution No.95/2013); and

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA.  Privately owned generators may also enter into direct contracts with distributors or large users.  However this possibility was suspended by SE Resolution No. 95/2013.  As of December 31, 2013, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 31,400 MW.  As of the same date, there were approximately 58 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant.  Broken down by type of generation, the Argentine generators include 35 thermal generation companies, 20 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2013, including the total capacity of each:

CUYO	C. TERMICAS MENDOZA SA	LDCU	LUJAN DE CUYO	120	46	374	-	540	-	-	-	-	540	
		CDPI	CRUZ DE PIEDRA	-	14	-	-	14	-	-	-	-	14	
			SUBTOTAL	120	60	374	-	554	-	-	-	-	554	1.8%
	CONSORCIO POTRERILLOS	CACHHI	C.H.CACHEUTA	-	-	-	-	-	-	-	-	120	120	
		CACVHI	C.H.CACHEUTA VI	-	-	-	-	-	-	-	-	9	9	
		CARRHI	CH CARRIZAL	-	-	-	-	-	-	-	-	17	17	
		CONDHI	C.H. A.CONDARCO	-	-	-	-	-	-	-	-	61	61	
			SUBTOTAL	-	-	-	-	-	-	-	-	207	207	0.7%
	ENARSA	CHI1FV	CHIMBE 1 FOTOVO	-	-	-	-	-	-	2	-	-	2	
		HON1FV	C.HOND 1 FOTOVO	-	-	-	-	-	-	2	-	-	2	
		HON2FV	C.HOND 2 FOTOVO	-	-	-	-	-	-	3	-	-	3	
		LDCUHI	PAH LUJAN DE CUYO	-	-	-	-	-	-	-	-	1	1	
			SUBTOTAL	-	-	-	-	-	-	7	-	1	8	0.0%
	EPSE	CCOLHI	CARACOLES	-	-	-	-	-	-	-	-	121	121	
		CVIEHI	CTA. DEL VIENTO	-	-	-	-	-	-	-	-	11	11	
		SJUAFV	S.JUAN I FOTOVO	-	-	-	-	-	-	1	-	-	1	
		QULLHI	QUEBRADA ULLUM	-	-	-	-	-	-	-	-	45	45	
			SUBTOTAL	-	-	-	-	-	-	1	-	177	178	0.6%
	GENERADORA ELECTRICA MENDOZA SA	COROHI	CH LS CORONELES	-	-	-	-	-	-	-	-	7	7	
		SMARHI	CH SAN MARTIN	-	-	-	-	-	-	-	-	7	7	
			SUBTOTAL	-	-	-	-	-	-	-	-	13	13	0.0%
	H. DIAMANTE SA (*)	ADTOHI	AGUA DEL TORO	-	-	-	-	-	-	-	-	150	150	
		LREYHB	LOS REYUNOS	-	-	-	-	-	-	-	-	14	14	
		ETIGHI	EL TIGRE	-	-	-	-	-	-	-	-	224	224	
			SUBTOTAL	-	-	-	-	-	-	-	-	388	388	1.2%
	HIDROELECTRICA LOS NIHUILES SA (*) (2)	NIH1HI	NIHUIL 1	-	-	-	-	-	-	-	-	72	72	
		NIH2HI	NIHUIL 2	-	-	-	-	-	-	-	-	110	110	
		NIH3HI	NIHUIL 3	-	-	-	-	-	-	-	-	42	42	
			SUBTOTAL	-	-	-	-	-	-	-	-	224	224	0.7%
	HIDROELECTRICA NIHUIL IV (EMSE SE)	NIH4HI	NIHUIL 4	-	-	-	-	-	-	-	-	18	18	0.1%
	HIDROTERMICA SAN JUAN	SARC	SARMIENTO SJ	-	30	-	-	30	-	-	-	-	30	
		ULLUHI	ULLUM	-	-	-	-	-	-	-	-	42	42	
			SUBTOTAL	-	30	-	-	30	-	-	-	42	72	0.2%
	SIEyE	SALOHI	SALTO D LA LOMA	-	-	-	-	-	-	-	-	1	1	
		SGUIHI	MCH S.GUILLERMO	-	-	-	-	-	-	-	-	0	0	
			SUBTOTAL	-	-	-	-	-	-	-	-	1	1	0.0%
	TOTAL AREA			120	90	374	-	584	-	8	-	1,071	1,663	5.3%

93

94

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

The Organismo de Control de Energía Eléctria de la Provincia de Buenos Aires (“OCEBA”) monitors compliance by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors with the provisions of their respective concession agreements.  We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

Concessions were issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract.  The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Large users

The wholesale electricity market classifies large users of energy into three categories: (1) GUMAs, (2) GUMEs and, (3) GUPAs.

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

In connection with the power generation industry, the Argentine Government adopted several measures that affected the commercialization of capacity and energy in the WEM (such as SE Resolution No. 95/2013).

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

Generators

•         Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•         Under Section 9 of Decree No. 1,398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distributions concessions.  However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

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

Distributors

•         Under provision 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

•         Under Section 9 of Decree No. 1,398/1992, a distribution company cannot own generation units.  However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

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

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.  The spot price set by CAMMESA compensated generators according to the cost of the next unit to be dispatched as measured at the Ezeiza 500 kV substation, which is the system’s load center and is in close proximity to the City of Buenos Aires.  Dispatch order was determined by plant efficiency and the marginal cost of providing energy.  In determining the spot price, CAMMESA also would consider the different costs incurred by generators outside the province of Buenos Aires.

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

In 2008, as was the case in 2007, despite an initiative, known as the Proyecto de Inyección Adicional Permanente (The Permanent Additional Injection Project, IAP Project), of the Sub Secretaría de Combustibles (Under-Secretariat of Fuels) to increase the volume of gas channeled into electricity generation, the supply of gas was insufficient to meet electricity generation needs. Consequently, in 2008, the use of liquid fuels in the generation of electricity increased.  The Argentine electricity sector consumed more gas oil and fuel oil in 2008 (718,000 tons and 2.3 million tons, respectively) than in any prior year.  The high demand for gas, coupled with record high nominal oil prices in the international market, resulted in an increase in the costs of producing energy in 2008.

The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW until December 2010.  On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011 (see “Price Scheme – 2008-2011 Agreement” below).  The agreement provides that the government will recognize from Ps. 35 per MW-hrp (hrp stands for hours in which capacity is being paid) to Ps. 42 per MW-hrp depending on the technology of the unit and its capacity, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement.  Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ps. 7.96 per MWh to Ps. 11.96 per MWh for natural gas generation and from Ps. 12.96 per MWh to Ps. 20.96 per MWh for alternative fuel generation (liquid fuels).  In addition, all hydroelectric units with an installed capacity less than 250 MW will receive their energy spot markets sales according to the priority provided in subsection e), section 4 of SE Resolution No. 406/2003.

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

On March 26, 2013, the Secretariat of Energy issued SE Resolution No. 95/2013, appointing CAMMESA to centralize the acquisition and distribution of the fuels needed for electricity generation and establishing a new remuneration scheme for generators (see “SE Resolution No. 95/2013- New Price Scheme and other modifications to the WEM” below).

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

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market.  Payments are made approximately 40 days after the end of each month. However, due to the default of the other WEM’s agents –mainly distributors- during 2013 such payment period increased to an average of 90 days.

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

The term market was suspended by the SE Resolution No. 95/2013 (see “SE Resolution No. 95/2013- New Price Scheme and other modifications to the WEM” below).

Price Scheme – 2008-2011 Agreement

On November 25, 2010, the Secretariat of Energy entered into the 2008-2011 Agreement with all private generators in order to increase the installed capacity during 2011—by the cancellation of the LVFVD accrued by the generators between 2008 and 2011—and to establish a new scheme for the remuneration of generators’ sales in the spot market. In addition, according to the 2008-2011 Agreement, all hydroelectric units with an installed capacity of less than 250 MW will receive their energy spot markets sales according to the priority provided in subsection e), section 4 of SE Resolution No. 406/2003.

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

In the Complementary Agreement, the Pampa Generators committed themselves to construct a new 45 MW power plant (Central Térmica Piquirenda). The project will comprise two stages of 30 MW and 15 MW, respectively. The Secretariat of Energy committed itself to instruct CAMMESA to pay the LVFVD accrued by the Pampa Generators between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/2008—up to an amount equal to the 30% of the investments on the Project. The first stage of the Project was concluded as scheduled.

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

On January 24, 2011, the Secretariat of Energy instructed CAMMESA (by Note SE No. 495/11) to suspend the recognition of the remunerations included in the 2008-2011 Agreement. Such instruction was confirmed by SE Note No. 1269/12 and by other communications by means of which the Secretariat of Energy answered the Pampa Generators’ claims to such instructions.

Such instructions constitute a breach of the commitments made by the Secretariat of Energy in the 2008-2011 Agreement. While the Pampa Generators have filed the appropriate administrative remedies (see “Item 8. Financial Information -Legal Proceedings”) in order to be entitled to participate in the new remuneration scheme established by SE Resolution No. 95/2013, the Pampa Generators were forced to desist from pursuing such remedies.

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

In 2012 and 2013 the Secretariat of Energy (pursuant to SE Resolution No. 1261/2012 and Note No. 5568/13) approved the works in order to accomplish an increase in the total capacity of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín and to undertake the aforementioned, instructed CAMMESA to request the  shareholders of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín to allocate a portion of their LVFVD accrued during 2008-2011 not used in other projects for this purpose.

HIDISA, HINISA, CPB and CTG adhere to such request, which resulted in the partial termination of certain assignments executed with CTLL for the allocation of such LVFVDs to CTLL Project.

The LVFVD allocated to the expansion of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín will be repaid pursuant to the scheme governing repayment of  original investments in these power plants, converted into Dollars at the rate established by the BCRA (“Tipo de Cambio de Referencia Comunicación A 3500 (Mayorista)”) on the date of the effective payment to the contractors of the works.

As of the date of this annual report the mechanism established in SE Resolution No. 1261/2012 and Note No. 5568/13 had not been implemented.

WEM Supply Contracts under SE Resolution No. 220/2007

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the Secretariat of Energy passed Resolution No. 220/2007, which empowers CAMMESA to enter into “MEM Supply Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the values to be paid by CAMMESA in consideration of the capacity and the energy supplied by the generator must be approved by the Secretariat of Energy. The generator shall guarantee certain availability of the generation units (established as a percentage), and if it fails to do so, penalties apply.

On October 4, 2009, Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 220/2007 with CAMMESA, to sell CAMMESA a part of the net power capacity resulting from the expansion project and the corresponding generated electricity.  This agreement covers a minimum of 50% of the net capacity generated by the expansion project, with the final percentage to be determined at the time commercial operation begins, and depended upon the amount of credits, from Loma de la Lata or third parties, arising from Resolution No.406/2003 of the Secretariat of Energy, that are allocated to the expansion project.  The agreement sets a capacity payment of U.S.$ 33.383 per MW-month and an energy payment of U.S.$ 4 per MWh. The term of the agreement is 10 years from the date on which commercial operation begins.

On December 15, 2010, Loma de la Lata executed an Amendment to the above mentioned contract, by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA. This Amendment expires in October 2014.

On July 15, 2011, as a result of the commitments included in the Complementary Agreement, EGSSA (now merged with CTG. Please see “Presentation of information – Recent Developments – Mergers – CTG; EGSSA and EGSSAH”) entered into a WEM Supply Agreement under SE Resolution No. 220/2007 with CAMMESA, to sell to CAMMESA Central Térmica Piquirenda’s total capacity. The agreement sets a capacity payment for each of the two stages of the project of U.S.$ 14,760 per MW-month and U.S.$ 14,525 per MW-month, respectively. The term of the agreement is 10 years from the date in which commercial operation of each stage begins.

In both cases—Loma de la Lata and EGSSA (now merged with CTG. Please see “Presentation of information – Recent Developments – Mergers – CTG; EGSSA and EGSSAH”)—the generator guarantees a certain availability of the units involved in the agreement. If the units do not meet such minimum availability, CAMMESA may apply penalties which are discounted from the revenues to be paid for the capacity and energy sold under the agreements.

WEM Supply Contracts under SE Resolution No. 724/2008

On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/2008 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment.  This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market.  Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement.  The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement.  Under this Resolution, Piedra Buena and Loma de la Lata have each signed agreements that permit them to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment.  Under such agreements, in connection with Loma de la Lata’s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 and 2010. As of December 31, 2012, the generation subsidiaries had partially collected from CAMMESA their consolidated receivables accrued during 2008. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued, added up to approximately Ps. 262.6 million as of December 31, 2013.  In addition under such agreements Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of SE Resolution No. 406/2003, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.  Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

CAMMESA had partially cancelled the LVFVDs allocated in Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/2008. Upon such breach, Loma de la Lata had filed the appropriate administrative remedy in order to safeguard its rights, and seeking the total cancellation of such LVFVD. As of the date of this annual report, CTLL had filed a claim against the Argentine Government  seeking the cancellation of such LVFVD (see “Item 8. Financial Information -Legal Proceedings”).

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/2006 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.  To achieve this, the resolution provides that:

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at prices that should be approved by the Ministerio de Planificación Federal, Inversión Pública y Servicios (Ministry of Federal Planning, Public Investment and Services).  The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.

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

Procedure for the Dispatch of Natural Gas for Power Generation

On October 7, 2009, SE Note No. 6866/09, instructed CAMMESA to convene the WEM’s generators to adhere to the “Procedure for the Dispatch of Natural Gas for Power Generation” (hereinafter the “Procedure”).

The Procedure provides that, in the event that the natural gas system is affected by operational restrictions, the natural gas and the transport that each generator has acquired will be assigned to CAMMESA and in turn redistributed by CAMMESA in order to maximize the generation capacity. In consideration for such assignment in favor of CAMMESA, the generator will be entitled to collect the highest value between the positive difference between the Spot Price and the Variable Production Cost (“VPC”) (calculated with natural gas) and 2.50U. S.$./MWh. If the unit was on service, such value would be calculated over the maximum value between the energy delivered and the energy that would have been delivered if the unit VPC was inferior to the WEM’s Marginal Operational Cost. If the unit was out of service, the above mentioned value would be calculated over the energy that would have been delivered if such unit had had natural gas and had assigned such gas to CAMMESA (the unit VPC must be inferior to the WEM’s Marginal Operational Cost).

The original duration of the Procedure included the winters of 2009, 2010 and 2011. However, through Note No. 6169/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the application of the Procedure from October 2010 to May 2011 and from September to December of 2011. In virtue of the large number of generators that adhered, through Note No.6503/10, the Secretariat of Energy instructed CAMMESA to apply the Procedure during the above mentioned periods.

On November 16, 2010, through Notes Nos.7584/10 and 7585/10, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the assignment mechanism provided in such Resolution.

In both cases the generator that adheres to the cited mechanisms, accepts to assign in favor of CAMMESA the natural gas and transport acquired in order to maximize the generation capacity. While the mechanism established in Note No.7584/10 of the Secretariat of Energy was directed to the generators included under the “Energía Plus” program, the mechanism provided in Note No.7585/10 was directed to generators that had acquired its provision of natural gas under “Gas Plus” program.

The assignment of natural gas volumes acquired by the generators that adhere to the above mentioned mechanism shall not affect the support of its contracts in the WEM or those executed under the regime established in SE Resolution No. 220/2007.

According to Note No.7585/10 of the Secretariat of Energy, such assignment shall not affect the remuneration earned for the capacity provided, the recognition of the costs associated to said fuel and the overruns associated to them, nor the amounts due in virtue of the application of Subsection c), Section 4 of SE Resolution No. 406/2003, in respect of those that would have been due to the assignor.

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

In November 2012, the Secretariat of Energy (by SE Note No. 7469/12) extended the application of the above mentioned schemes until April 31, 2013.  In April 2013, under the modifications implemented by the SE Resolution No. 95/2013, the Secretariat of Energy (by SE Note No. 2053/13) extended the application of the abovementioned schemes indefinitely. This extension will apply to adhering agents not expressing their rejection.

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

CAMMESA, through Note No. B-73079-1, sent a copy to the generators of the above mentioned note and included its interpretation of Note No. 3456/12’s provisions. CAMMESA understood that the maximum price to recognize shall be U.S.$ 5.20/MMBTU and that for those proposals to work together with the mechanism that was set up by SE Note No. 7585/11 (which has thus far not expressly been approved), the generator must inform the corresponding producer of the provisions of the note in order to make the direct offer to CAMMESA of the volumes previously agreed with the generator. CAMMESA does not distinguish the priority to buy between cases (i) and (ii).

Asociación de Generadores de Energía Eléctrica de la República Argentina (“AGEERA”) sent a note to the Secretariat of Energy with some considerations, with the purpose of requesting that the Secretariat of Energy clarify the concepts included by CAMMESA in Note No. B-73079-1.

The Secretariat of Energy, by means of Note No. 4377/12, instructed CAMMESA to consider, in the case indicated in (i) above, those generating units under WEM Supply Agreements under SE Resolution No. 220/2007, including within this category the units of Loma de la Lata and EGSSA (now merged with CTG. Please see “Presentation of information – Recent Developments– Mergers – CTG; EGSSA and EGSSAH”), both Pampa subsidiaries.

As of December 31, 2012, CAMMESA had not formally changed the scheme for the recognition of Gas Plus costs under WEM Supply Agreements executed by Loma de la Lata. In the event that any change occurs, Pampa and its said subsidiaries shall evaluate the steps to follow in order to safeguard their rights and interests as agreed in the “Convenio Marco para el Cierre del Ciclo combinado de CTLL” and the above mentioned WEM Supply Agreements.

In the case of EGSSA (now merged with CTG, See “Presentation of Information – Mergers – CTG; EGSSA and EGSSAH”), an amendment to the natural gas supply contract was executed in order to adjust the price to the maximum established by the Secretariat of Energy (U.$.S 5.20 MMBTU).

SE Resolution No. 95/2013 – New price scheme and other modifications to the WEM

New Price scheme for generation

SE Resolution No. 95/2013 established a new general price scheme for the whole generation sector (generators, autogenerators and cogenerators) excluding: (i) binational hydroelectric plants and nuclear plants; and (ii) the capacity and energy included in specific contracts with a differential price scheme under SE Resolutions Nos. 1193/2005, 1281/2006, 220/2007, 1836/2007, 200/2009, 712/2009, 762/2009, 108/2011 and 137/2011 (hereinafter, the “Comprised Generators”).

The new price scheme shall be applicable as of the economic transactions recorded during February 2013. However, the effective application to each generator agent requires that such agent desist from any and all administrative or judicial procedures initiated against the Argentine Government, the Secretariat of Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/2003. Moreover, such agent shall renounce any right to initiate or promote any administrative or judicial procedure against the Argentine Government, the Secretariat of Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/2003.

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

Percentage of Fixed Costs Remuneration to be Collected		Machine Availability, Regarding:
		DO		Average Historical Availability (last 3-year average)
100%	o	>	y	>80%
		<	y	>105%
75%		>	y	<80%
50%		<	y	between 100% and 105%
35%		<	y	<100%

a)       thermic (TG, TV, CC) units, according to the parameters defined in the resolution, and the percentage of the remuneration may vary accordingly (100%, 75%, 50% or 35%); and

Technology and Scale	AR$/MW-Hrp
Gas Turbine Units (TG) with Capacity < 50 MW	48.00
Gas Turbine Units (TG) with Capacity > 50 MW	40.00
Steam Turbine Units (TV) with Capacity < 100 MW	52.80
Steam Turbine Units (TV) with Capacity > 100 MW	44.00
Combined Cycle Units (CC) with Capacity < 150 MW	37.20
Combined Cycle Units (CC) with Capacity > 150 MW	31.00
Hydroelectric Units (HI) with Capacity < 120 MW	37.40
Hydroelectric Units (HI) with Capacity Between 120 MW and 300 MW	20.40
Hydroelectric Units (HI) with Capacity > 300 MW	17.00

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

Thermal Power Units	Fueled with (AR$ / MWh):
	Natural Gas	Liquid Fuels	Coal
TG Units with Capacity < 50 MW	19.00	33.25	-
TG Units with Capacity > 50 MW	19.00	33.25	-
TV Units with Capacity < 100 MW	19.00	33.25	57.00
TV Units with Capacity > 100 MW	19.00	33.25	57.00
CC Units with Capacity < 150 MW	19.00	33.25	-
CC Units with Capacity > 150 MW	19.00	33.25	-

Hydroelectric Power Units	AR$/MW-Hrp
HI Units with Capacity < 120 MW	17.00
HI Units with Capacity Between 120 MW and 300 MW	17.00
HI Units with Capacity > 300 MW	17.00

iii)            Additional Remuneration: Applicable to the Comprised Generators. Part of the remuneration shall be directed to “new infrastructure projects in the Energy Sector,” which are still to be defined by the Secretariat of Energy, through a trust.

Technology and Scale	Destined to:
	Generator AR$ / MWh	Trust AR$ / MWh
TG Units with Capacity < 50 MW	8.75	3.75
TG Units with Capacity > 50 MW	7.50	5.00
TV Units with Capacity < 100 MW	8.75	3.75
TV Units with Capacity > 100 MW	7.50	5.00
CC Units with Capacity < 150 MW	8.75	3.75
CC Units with Capacity > 150 MW	7.50	5.00
HI Units with Capacity < 120 MW	63.00	27.00
HI Units with Capacity Between 120 MW and 300 MW	54.00	36.00
HI Units with Capacity > 300 MW	54.00	36.00

The sum of the concepts detailed above constitutes the total remuneration to be liquidated in favor of the Comprised Generators, deducting therefrom the energy and capacity included in term contracts or in other agreements, valued according to the corresponding Market Price, and any other charge or service to be charge to the generator.

In order to qualify for the foregoing remuneration, each Comprised Generator shall present, for each month, an affidavit with the corresponding backup documents, including the amounts invoiced for its sales in the Term Market (except for the earnings derived from the contracts excluded under section 1 of SE Resolution No. 95/2013), the result of which shall be compared to deductions made by CAMMESA. In case of discrepancies in favor of the generator, CAMMESA shall invoice to the generator the difference.

Payment Priority

SE Resolution No. 95/2013 excludes the application of SE Resolution No. 406/2003 to the new price scheme defined therein. It establishes two priorities. The first one includes the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel costs. The second order of priority includes the Additional Remuneration. Notwithstanding the foregoing, CAMMESA shall − according to the instructions of the Secretariat of Energy – make such priority order compatible with the one in force at the date of its publication, i.e.  the criteria defined in SE Resolution No. 406/2003.

Recognition of fuels costs

SE Resolution No. 95/2013 appointed CAMMESA to centralize the acquisition and dispatch of fuels for generation. Generators cannot renew or extend the contracts with their providers. However, until the termination of such agreements, CAMMESA will continue to recognize such costs at the reference price, the associated freight, the costs associated with the transport and distribution of natural gas and the corresponding fees and taxes. For such costs to be recognized, two conditions must be met: (i) the costs to be recognized should represent concepts recognized by CAMMESA as of the publication of the resolution; and (ii) the costs should be derived from agreements executed before the entry into force of the resolution.

Trust for the execution of projects in the electricity sector

As described above, part of the Additional Remuneration shall be transferred to a trust for the execution of works in the electricity sector.

Additionally, SE Resolution No. 95/2013 sets forth that the Secretariat of Energy will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/2003 should be destined to the such trust when they are  not comprised within either (i)  general or specific agreements entered into with the Secretariat of Energy; (ii) provisions aimed at the execution of investment works; or (iii) existing equipment maintenance tasks.

As of September 2013, CAMMESA began the recognition of such remuneration as LVFVDs. As of the date of this annual report, the Secretariat of Energy had not established the necessary mechanisms in order to create the trust or to permit the application of such LVFVD to a particular project.

Term Market Suspension

The Secretariat of Energy suspended the incorporation, extension or renewal of the contracts in the Term Market, excluding the contracts executed under the resolutions and the special regime cited in article 1 of SE Resolution No. 95/2013. Notwithstanding the foregoing, the Term Market contracts in force as of the date of the resolution shall remain in force and be administered by CAMMESA until their termination. Upon their termination, the Large Users shall contract for their supply directly from CAMMESA under the conditions to be determined by the Secretariat of Energy.

Royalties

The new price scheme defined in SE Resolution No. 95/2013 shall not be applicable for the calculation and payment of the royalties to be paid under Laws Nos. 15.336 and 23.164.

Application criteria

The Secretariat of Energy issued several notes in order to establish the criteria for the application of the changes included in SE Resolution No. 95/2013.

In Note No. 2053/13, the Secretariat of Energy defined the criteria for the application of the new price scheme. Such new regime shall be applied by CAMMESA from February 2013 or from the date that is up to three months  prior to the reception by the Secretariat of Energy of the withdrawal of any claim regarding de 2008-2011 Agreement or SE Resolution 406/2003, against the Argentine Government, the Secretariat of Energy and/or CAMMESA.

In Notes No. 2053/13, 3229/13 and 3902/13, the Secretariat or Energy regulated the contracts to be executed between WEM Large Users and CAMMESA.

On the other hand, the Secretariat of Energy instructed CAMMESA to classify WEM generation units in those categories established in SE Resolution No. 95/2013. CTLL, CTG, CPB, HIDISA and HINISA units were classified as:

Power Plant	Generation Unit	Technology	Capacity
Güemes	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
	GUEMTV13	TV	>100 MW
Piedra Buena	BBLATV29	TV	>100 MW
	BBLATV30	TV	>100 MW
Loma de la Lata	LDLATG01	TG	>100 MW
	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
Hydroelectric Diamante	ADTOHI	HI	between 120 MW and 300 MW
	LREYHB	HI	between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
Hydroelectric Los Nihuiles	NIH1HI	HI	between 120 MW and 300 MW
	NIH2HI	HI	between 120 MW and 300 MW
	NIH3HI	HI	between 120 MW and 300 MW

Regarding payment priority, it was established that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Payment accrued directly by the generator and the recognition of costs of fuels, shall be paid with the priority defined in subsection e) of section 4 of Resolution 406/2003 of the Secretariat of Energy.

The remuneration of certain services provided by the generators to the WEM accrue with the priority established in subsection d) of section 4 of SE Resolution 406/2003, while the Additional Payment destined to the abovementioned trust accrue with the priority established in subsection c).

In Note No. 4858/13 CAMMESA was instructed to implement a priority payment mechanism in order to maintain a similar liquidity in relation to generators’ collections before the entry into force of SE Resolution No. 95/2013. To that extent:

         i.            CAMMESA shall collect payments from WEM Large Users; and

        ii.            CAMMESA shall use such funds to pay, in the first place, the Fixed Cost Remuneration, then the Variable Cost Remuneration and, finally, the Additional Payment destined directly to generators. The distribution shall be made in proportion to the relative participation of each generator in each category.

In such context, CPB, CTLL, CTG, HIDISA and HINISA withdrew the claims initiated in relation to the breach of the 2008-2011 Agreement and refrained from filing new claims in connection with such breach and/or in relation to SE Resolution No. 406/2003. Thus, such generators were entitled to participate in the remuneration scheme established in SE Resolution No. 95/2013. In the case of CPB, CTLL and CTG, the new scheme applied beginning February 2013, while in the case of HIDSA and HINISA (at their own request) the new scheme was applied beginning November 2013.

Generators dispatch

In Note No. 5129/13, the Secretariat of Energy instructed CAMMESA to optimize the use of fuels and the dispatch of WEM generators. CAMMESA must order the dispatch according the actual costs according to the available fuels and it actual supply cost. Such changes may vary the dispatch of our generator.

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

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report, as well as “Item 3.  Key Information—Selected Financial Data.”

Overview

We acquired all of our principal generation, transmission and distribution assets relatively recently, commencing in the second half of 2006 and, in each case, after Messrs. Damián Mindlin, Gustavo Mariani, and Ricardo Torres acquired a majority stake in us in November 2005.  At the time of our acquisition by these individuals, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Since November 2005, our business activities consist principally in identifying and executing investments in the Argentine electricity sector.  As a result of the acquisitions we have consummated since the second half of 2006, we have become the largest fully integrated electricity company in Argentina.

Below is a summary of our principal generation, transmission and distribution assets, as of the date of this annual report, including the respective acquisition date and price for each asset:

•         Generation:

-         90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U.S. $55.7 million, of which US $50.8 million were paid at closing on October 18, 2006 and U.S. $4.9 million (plus interest) were paid on March 7, 2012.  On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the capital stock of HIDISA.  Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  Therefore, we currently control indirectly, 61% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, as a result we now indirectly own 52.04% of the shares and votes of HINISA;

-         100% of the capital stock of IPB which, in turn, holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007, for a total purchase price of U.S. $85.0 million;

-         100% of the capital stock of Powerco (in the process of being merged with CTLL. See “Presentation of Information – Recent Developments – Mergers – CTLL and Powerco”), formerly owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer; and

-         100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.2% of Güemes’ voting capital stock).

-         90.43% of the capital stock of CTG, which owns (i) a thermal generation plant (Central Térmica Güemes) with an installed capacity of 361 MW located in General Güemes, in the Province of Salta, which we acquired in January 2007; and (ii) a thermal generation plant (Central Térmica Piquirenda) with an installed capacity of 30 MW located in Piquirenda, General San Martín, in the Province of Salta, which we acquired in March 2011.

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

In addition to our principal businesses, below is a summary of certain non-electricity assets and investments we hold in our holding and others segments, directly or indirectly, including the respective acquisition date and price for each asset:

•         Beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentina branch, holds in trust 40% of CIESA shares See “Item 4. Information on the Company – Our Business – Other Business – CIESA Transaction”.

•         On April 8, 2011, we acquired 100% of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, for a total purchase price of U.S. $29 million.

Sources of Revenues

Generation

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and contracts under SE Resolution No. 220/2007.  See “Item 4. Information on the Company—The Argentine Electricity Sector—Energía Plus.”

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

Distribution

Our distribution operations generate revenues mainly from net energy sales to users in our distribution service area.  Net energy sales reflect the distribution tariffs Edenor charges its customers (which include Edenor’s energy purchase costs).  In addition, our distribution revenues include late payment charges charged to customers for delays in payment of our bills, connection and reconnection charges and leases of poles and other network equipment.

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas, mainly through term contacts with power plants of the group under the Gas Plus Regime. Additionally, our oil production is sold to our partners with which we are associated in the respective area of production.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

		Year ended December 31,
	2013	2012	2011	2010	2009
Real GDP (% change)	3.0	1.9	8.9	9.2	0.9
Nominal GDP (in millions of Pesos)	2,678,154	2,164,246	1,842,022	1,442,655	1,145,458
Real Consumption (% change)	7.6	4.8	10.7	9.1	1.5
Real Investment (% change)	7.1	(4.9)	16.6	21.2	(10.2)
Industrial Production (% change)	(0.2)	(1.2)	6.5	9.7	0.1
Consumer Price Index	10.6	10.0	9.8	10.5	6.3
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	6.53	4.92	4.30	3.98	3.80
Exports (in millions of U.S.$)	83,026	81,205	83,950	68,187	55,672
Imports (in millions of U.S.$)	74,002	68,514	73,937	56,793	38,786
Trade Balance (in millions of U.S.$)	9,024	12,691	10,013	11,394	16,886
Current Account (% of GDP)	(0.9)	0.1	(0.4)	0.8	3.6
Reserves (in millions of U.S.$)	30,599	43,290	46,376	52,145	47,967
Tax Collection (in millions of Pesos)	858,832	679,799	540,134	409,900	304,930
Primary Surplus (in millions of Pesos)	(22,479)	(4,374)	4,921	25,115	17,286
Public Debt (% of GDP at December 31) *	45.6	40.9	41.3	44.1	55.1
Public Debt Service (% of GDP)	4.1	5.8	5.9	5.5	5.8
External Debt (% of GDP at December 31)	30.9	29.5	30.6	32.5	36.0

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Includes hold-outs

Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina's monetary base be fully backed by the Central Bank's gross international reserves. This restrained the Central Bank's ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

The Convertibility Regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina. At the same time, Argentina's monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso's peg to the U.S. Dollar. In addition, related measures restricted the Central Bank's ability to provide credit, particularly to the public sector.

Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil's currency in 1999, which led to the widespread withdrawal of investors' funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina's principal export market at the time.  According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina's recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

2001 Economic Crisis

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso. On December 24, 2001, the Argentine government suspended payment on most of Argentina's foreign debt.

The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the Province of Buenos Aires, to complete De la Rúa's term through December 2003.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

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

•         froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•         revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession); and

•         empowered the Argentine Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

Economic Recovery and Outlook

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso's value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments' quasi money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC. In June 2005, the Argentine government completed a restructuring of Argentina's public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $129.2 billion and extended payment terms. In April 2010, the Argentine government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring. On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

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

Argentina's economy grew by 7% in 2008, 19.5% less than in 2007. According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to the same periods in 2007, without adjusting for seasonality. This negative growth is primarily attributable to the conflict between the Argentine government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought.  A decline in the agricultural sector had adverse ramifications for the entire economy due to the significant role that sector plays in the Argentine economy.

At the end of 2008, the Argentine government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis. The effectiveness of these measures will depend on the Argentine government's ability to fund them without reducing the amount of funding for other budgeted activities as well as the degree of confidence they create in the overall stability of the Argentine economy.

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

•         a climate of financial stability prevented major shocks in the short term, primarily due to an oversupply of private dollars and a reduced probability of sovereign default in the short term; and

•         an expansionary economic policy program (fiscal, monetary and income).

In 2012, according to the official information created and disseminated by the INDEC, the economy expanded 1.9%.  Although the real GDP continued growing during that year, there was a marked deceleration with respect to the growth rate registered in 2011.

According to the INDEC, Argentina´s real GDP grew around a 5.1% in 2013, compared to 1.9% in 2012.

The increase in the agricultural  harvest (the agricultural production during the season 2012/13 was approximately  11%  higher than the one registered for the previous season), in a context where  international prices of commodities remained high, with greater financial stability in global markets (resulting from a more stable situation in Europe and a strengthened, though slow, growth in the United States). These were the main factors behind the accelerated rate of the economic growth during 2013.

Despite the growth of the GDP, the Argentinean macroeconomic situation was not free of uncertainties during 2013. In fact,   inflation rate rose  above 20% for the seventh consecutive year according to market consensus .The fiscal deficit  also increased  (on a consolidated basis) by 5%  and an accelerated loss of federal reserves (the Central Bank ended 2013 with a level of international reserves around the US $30,600 million , US$12,700 million  below the 2012 end level).  All of this occurred, in a context where existing importing limits, restrictions for acquisition of foreign currency for travelling and transfer of profits abroad continued in effect.

In response to the IMF's call on Argentina to adopt remedial measures to address the quality of official data, on February 13, 2014, the INDEC released a new price index that measures prices on goods across the country and replaces the previous index that only calculated inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, the new consumer price index rose by 3.7% during January 2014. The IMF has declared that it will review later in 2014 Argentina's reports on progress in revising its inflation and gross domestic product statistics.

Outlook for 2014

In 2014, real GDP is expected to grow around a 0.5-1.0% and the inflation rate, to rise (most forecasts expect an inflation rate for 2014 greater than the one observed for 2013).  As for the situation with the official exchange market, the Peso depreciation is likely to speed up (the dollar price at the end of 2014 could reach Ps.10.0).  International reserves are expected to continue to fall throughout 2014 but at a lower rate than the one observed in 2013.

Electricity prices and tariffs

Our revenues and margins are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by our transmission and distribution concessions).  Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework and under supply agreements within the framework of the SE Resolution No. 220/2007, and renegotiating our transmission and distribution tariff structures, which, if successful, would have a significant impact on our results of operations.

Electricity prices

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and supply agreements.

During 2013, the authorities responsible for the energy sector have continued with the policy adopted in 2003, which consists of having the spot price in the WEM determined on the basis of the maximum variable production costs recognized to power stations that are either gas-fed or available with natural gas, even if these cannot avail themselves of gas (SE Resolution No. 240/2003). Therefore, this price, as established, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, but rather, the WEM spot price is recognized as the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM spot price, as a temporary dispatch surcharge.

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

All of this notwithstanding, the supply of natural gas continues to be insufficient to meet the needs of electricity generation, which explains why electricity generation has had to continue relying on the consumption of liquid fuels.

The consumption of natural gas for electricity generation in 2013 remained steady compared to 2012 (13,915,464Dam3, as compared to 13,992,306 Dam3 in 2012, or a reduction of 0.6%). The 21.8% decrease in fuel-oil consumption in 2013 compared to 2012 and the higher gasoil consumption (42.5% more than 2012) was due to the lower technical availability of steam turbine generation. Also, mineral coal consumption was 11.9% lower in 2013 compared to 2012 (851,278 tn, as compared to 966,575 tn in 2012).  The increase in electricity demand was satisfied by a higher hydroelectric generation.

For 2012, the consumption of natural gas was higher than in 2011 (13,992,306 Dam3, as compared to 12,612,386 Dam3 in 2011). However, the increase in electricity demand and the lower hydroelectric generation caused fuel oil consumption to be higher in 2012 than in 2011.  Gas oil consumption was 10% lower than that recorded in 2011 (1,817,451 m3, as compared to 2,022,459 m3 in 2010). Fuel oil consumption was 12% higher than in 2011 (2,856,412 tn, as compared to 2,561,088 tn in 2011). Mineral coal consumption was slightly higher (966,575 tn, as compared to 944,916 tn in 2011).

As of February 2013, the SE Resolution No. 95/2013 established a new remuneration scheme, for “comprised generators”, whereby the remuneration of generation capacity of Ps.12 per MW was replaced with a remuneration of fixed costs from a minimum of Ps. 12 per MW and up to Ps. 52.8 per MW depending on the type of technology of each generation and its availability (see “Our Business – The Argentine Electric Sector - SE Resolution No. 95/2013 – New price scheme and other modifications to the WEM.

The following chart illustrates the average monthly price of electricity paid to generators during 2013 compared with 2012.

Monthly Average Price of

Electricity in the Spot Market (Ps. Per MWh)

Source: CAMMESA

The chart below shows the monthly average cost during 2013 (compared with 2012) that electricity consumers should pay for the system not to be deficient.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply contracts.

New Scheme for Recognizing Costs and Remuneration

On November 25, 2010, the Secretariat of Energy and representatives from several conglomerates in the electricity generation sector (including AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A. in addition to Pampa Energía), signed the 2008-2011 Agreement.

This agreement seeks to accomplish the following:

•         continue with the adaptation process of the WEM;

•         enable the incorporation of new generation to meet the increased demand for energy and power in the WEM;

•         determine a mechanism to pay the generators’ LVFVD, which represent the generators’ claims spanning the period from January 1, 2008 through December 31, 2011; and

•         define how to recognize the global remuneration due to generators.

With a view to increasing the WEM’s installed electricity capacity, plans were made to analyze generation projects whose execution would be financed with the funds raised through the “Temporary Fee for the Formation of the 2008-2011 Agreement Fund” that the Secretariat of Energy had committed to implement and through the total repayment of the contributions paid in conformity with the “Final Agreement for Managing and Operating the Projects for Readapting the WEM as per the SE Resolution No. 1427/2004” Section 4, Sub-section d), Paragraph 2.  The generators were in charge of constructing those projects pursuant to the availability of funding.

On January 13, 2011, the Secretariat of Energy issued Resolution No. 3/2011 whereby it established a 120-month extension of the above-mentioned “Temporary Fee for the Formation of the 2008-2011 Agreement Fund” beginning on January 1, 2011 (i.e., in the temporary enforcement of the Ps.3.60 per MWh fee established by the SE Resolution No. 1866 dated November 29, 2005). Such extension was subject to approval by the Ministry of Federal Planning, Public Investment and Utilities.

The electricity generators party to the 2008-2011 Agreement will be entitled to receive the payment of the generators’ LVFVDs corresponding to the period from January 1, 2008 to December 31, 2011 through the execution of the supply agreement within the framework of the SE Resolution No. 220/2007 and the commercial authorization of the new generation project in 120 monthly, equal and consecutive installments.

The interest established in Section 3 of the SE Resolution No. 406/2003 shall accrue to the LVFVDs amounts subject to the 2008-2011 Agreement and then converted into U.S. Dollars at the exchange rate prevailing on the date of execution of said agreement. The resulting amount shall accrue interest at an annual rate equivalent to LIBOR at 30 days plus 5%, as from the execution of the 2008-2011 Agreement.

In addition, as of the execution of the 2008-2011 Agreement, it is set forth that during the months where the electricity generators exceed the targeted availability, those generators will receive an increase in the maximum values recognized as “maintenance and other non-fuel costs” (“mantenimiento” and “otros no combustibles”).  Accordingly, liquid fuels based generation will be entitled to an additional payment of Ps. 8 per MWh, natural gas-powered generation will be entitled to an additional payment of Ps. 4 per MWh.  These values will be treated as “Temporary Dispatch Cost Overruns” and will not be taken into consideration in determining Dispatch Variable Production Costs.  These values will also not take part in the calculation of the spot price. Prior to the execution of the 2008-2011 Agreement, the maximum amount recognized to the generation with liquid fuels was Ps. 12.96 per MWh and to natural-gas fed generation ranged from Ps. 7.96 per MWh to Ps. 10.81 per MWh, according to the type of technology and size.

Accordingly, both the increase in the remuneration for capacity and the recognition of additional maintenance and other non-fuel costs had come into force as from the execution of the agreement dated November 25, 2010.  The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million.  As of the date of this annual report, all the amounts due under the 2008-2011 Agreement have been collected.

Also, as a consequence of the 2008-2011 Agreement, HINISA was entitled to receive its payments from CAMMESA in accordance with SE Resolution No. 406/2003, Section 4, Sub-section e). Previously, those payments were consolidated as established by SE Resolution No. 406/2003, Sub-section c). Therefore, the HINISA order of priority for payment from CAMMESA improved as HINISA is –therefrom- entitled to be paid together with the VPC.

According to Section 8 of the 2008-2011 Agreement, the implementation of the provisions therein required the execution of the Complementary Agreements. See “Item 4. – Information of the Company- The Argentine Electricity Market –Price Scheme – 2008-2011 Agreement”.

Notwithstanding the foregoing and the instructions included in the Secretariat of Energy under SE Resolution No. 4604/2011, to the date of this annual report, CAMMESA has not canceled the cited LVFVD. On March 22, 2012, Pampa’s Generators, filed an administrative claim to obtain such payment. Upon the exhaustion of the administrative remedies, judicial relief will become available (see “Item 8. Financial Information - Legal Proceedings” and “Item3. Key Information - Risk Factors – Risk Related to our Generation Business”).

Tariffs

Transmission.  Our transmission tariffs have four components:

(1)           electricity transmission revenue;

(2)           capacity charges;

(3)           connection charges; and

(4)           reactive equipment charges.

The tariffs are paid on a monthly basis by CAMMESA out of the amounts it collects from local electricity distribution companies, generators and large users of electricity.  The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations.  Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing.  The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index).  The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE.  However, the Public Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed.  Transener completed its first tariff review process in 1998, but as a consequence of the Public Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) was replaced by the renegotiation process contemplated by the Public Emergency Law.  In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine Government.  These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Transener RTI.  Under the transition period rules, Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.

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

On August 5, 2008, the Secretariat of Energy adopted SE Resolutions No. 869/2008 and No. 870/2008, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009.  However, as of the date of this annual report, the ENRE has not yet called the public hearing mandated by the Secretariat of Energy in SE Resolutions No. 869/2008 and No. 870/2008.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/04 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the cost variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in the Definitive Agreements for such purpose.  In that way, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreements had been entered into, that led to the initiation of judicial claims.  The UNIREN ACT has stated that the mechanism for monitoring of costs and regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, and that the delay in the definition of said process is not attributable to the Concessionaires and it could not lead to undermine their rights.

Finally, on December 21, 2010, an Instrumental Agreement (the “Instrumental Agreement”) related to the Definitive Agreements was entered into with the Secretariat of Energy and the ENRE, setting forth as follows:

(i)                   the recognition of Transener and Transba’s rights to collect the amounts resulting from the variations of costs during the period from June 2005 to November 2010;

(ii)                 the mandatory cancellation of the financing received from CAMMESA, through the assignment of credits resulting from the recognition of the above mentioned variations of costs;

(iii)                a mechanism of cancellation of the pending balances,

(iv)                an additional financing amount to be directed to investments in the transmission system for the amount of Ps. 34.0 million for Transener and Ps. 18.4 million for Transba, to be cancelled through the mechanism described in (ii); and

(v)                 a procedure for the updating and payment of cost variations incurred from December 1, 2010 to December 31, 2011, calculated biannually.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the Consolidated Financial Statements, up to the amounts received as of December 31, 2013, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 367.2 million and Ps. 52.8 million, and interest income amounting to Ps. 213.8 million and Ps. 57.1 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2013 and 2012, respectively. In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to the variations of costs generated during the period from June 2005 to November 2010. As of January 17, 2011 such amounts were as follows:

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

On May 12, 2009 Transener and Transba entered into Financing Agreements with CAMMESA for an amount of Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, the Addenda I were subscribed for an amount of Ps. 107.7 million and Pesos 42.7 million, for Transener and Transba, respectively.

On May 2, 2011 the Addenda II were entered into with CAMMESA, which provide the following: (i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, (ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period of June 2005 – November 2010 would be granted, and (iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addenda II.

In May 2013, Transener and Transba executed with the ENRE and the Secretariat of Energy, the Renewal Agreement, setting forth the following:

(i)                   the recognition of Transener and Transba´s rights to collect the amounts resulting from the variations of costs during the period from December 2010 to December 2012,

(ii)                 the payment of outstanding balances from Addenda II, and

(iii)                a procedure for the updating and payment of cost variations incurred from January 1, 2013 to December 31, 2015, calculated biannually.

On October 25, 2013and January 29, 2014, Transba and Transener, respectively, negotiated their Addenda III.

As of December 31, 2013 Transener and Transba had recognized only Ps. 581.0 million in accordance with the Instrumental Agreements and the Renewal Agreement.

Pursuant to the Renewal Agreement, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.  This information consists in monthly cash flows, investments execution and implementation of funds requirements.  The outcome of the Transener RTI, however, is highly uncertain as to both its timing and final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

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

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or “VAD”, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base, plus the fixed charge contemplated under SE Resolution 347/2012; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

PUREE-CMM

On May 7 and November 6, 2013, the SE issued SE Resolution No. 250/2013 and Note No. 6852/13, respectively, whereby it:

a) Authorized the values of the adjustments resulting from the CMM for the period May 2007 through September 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b) Assessed the Edenor’s debt at September 30, 2013 deriving from the application of the Program for the PUREE for the period May 2007 through September 2013.

c) Authorized Edenor to offset until September 2013 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d) Instructed CAMMESA to issue LVFVD for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e) Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the MEM. This amount at December 31, 2013 was offset by surpluses CMM.

f) Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/2012 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and note pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of December 31, 2013, the amount recorded by Edenor as revenue from the recognition of higher costs resulting from the CMM, net of the revenue recorded in prior years, amounts to Ps. 2.9 billion, which is the total amount recognized by SE Resolution No. 250/2013 and SE Note No. 6852/2013.  Additionally, it has recognized net interest of Ps. 197.5 million.

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
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  During 2012, the electricity demand grew by 4.1% compared to 2011, from 116,419 GWh to 121,312 GWh, and during 2013, the electricity demand grew by 3.2% compared to 2012, from 121,312 GWh to 125.167 GWh

                The following chart provides a breakdown of the demand for energy in 2013 by type of customer:

Electric Power Demand According to Type of Customer

100% = 125,167 GWh

Source: CAMMESA and Pampa Energía’s own analysis.

A new 23,794 MW record of capacity load was registered on December 23, 2013, which was 8.4% above the peak for 2012.

Peak Demand Records

	2009	2010	2011	2012	2013
Power Capacity (MW)	19,566	20,843	21,564	21,949	23,794
Date	07/24/2009	08/03/2010	08/01/2011	02/16/2012	12/23/2013
Temperature (°C)	5.1	1.6	3.5	34.2	35.4
Time	7:59 PM	7:45 PM	8:18 PM	3:10 PM	2:20 PM

Source: CAMMESA.

Generation of electricity increased by 3.3% in 2013, from 124,565 GWh in 2012 to 129,168 GWh in 2013.For the year 2012, generation of electricity increased by 5.5%, from 118,049 GWh in 2011 to 124,565 GWh in 2012.
Thermal generation continued to be the main resource to supply demand in 2013, as it contributed 82,837 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 39,796 GWh (31%) and nuclear generation, which contributed 5,732 GWh (4%), and photovoltaic and wind generation, which contributed 461 GWh (0.35%). There were also imports, for 342 GWh (19% lower than 2012), exports for 2.2 GWh (99.4% in lower than 2012) and losses for 3,999 GWh (17% higher than in 2012).  In this sense, for the previous year 2012, thermal generation was also the main resource to supply demand as it contributed 82,445 GWh (66%), followed by hydroelectric generation net of pumping, which contributed 35,892 GWh (29%) and nuclear generation, which contributed 5,905 GWh (5%), and photovoltaic and wind generation, which contributed 323 GWh. There were also imports, for 423 GWh (82% lower than 2011), exports for 349 GWh (27% in excess of 2011) and losses for 3,327 GWh (12% lower than in 2011).
Hydroelectric generation in 2013 was higher than in 2012 (10.9% higher). For the contrary, for the year 2012, hydroelectric generation was slighlty lower than in 2011 (7.2% lower).  Anyway, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.

                The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable) since 2006:

Source: CAMMESA.

Note: Including WEM and PSWEM. Hydroelectric power generation is considered net of pumping.

During 2013, generation facilities slightly increased their installed capacity by aproximately 300 MW compared to 2012, increasing to a total of 31,399 MW in 2013. New capacity is mainly attributable to the commercial commissioning of minor diesel motors, Loma Blanca IV and El Tordillo wind turbines located in Chubut (53 MW) and the update of existing installed capacity as the 5 MW incresae in the Atucha nuclear facility due to the modification of turbine blades design. For the year 2012, generation facilities increased their installed capacity by 1,657 MW compared to 2011, increasing to a total of 31,100 MW in 2012. New capacity was mainly attributable to the commercial commissioning of Bicentenario Combined Cycle (149.3 MW), C.T. Ensenada Barragan (567 MW), C.T. Brigadier López (280 MW) and minor diesel motors and small hydro facilities (ENARSA 368.5MW).

The chart below shows the composition of installed capacity in Argentina (31.4 GW) as of December 31, 2013:

Argentina’s Installed Capacity

100%=31.4%

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

Cost of sales

Our most significant costs of sales in our generation business are gas consumption, maintenance and penalties by our thermal generation facilities, royalty payments by our hydroelectric generation facilities and energy purchases and personnel costs by our hydroelectric and thermal generation facilities. We also record depreciation and amortization charges related to electricity generation as part of our costs of sales. The cost of energy purchases varies according to the regulated seasonal price of energy.

Our cost of sales in our distribution activities are mainly comprised of purchases of energy for distribution, personnel costs, penalties, depreciation charges and fees for third-party services.

Operating expenses

Our most significant operating expenses are our administrative and selling expenses in our distribution activities, which include related salaries, social security charges, fees for third-party services and penalties. In our generation and holding and other business, our selling and administrative expenses relate mainly to salaries, social security charges, fees for third-party services, and taxes.

Critical Accounting Policies and Judgments

In the preparation of the Consolidated Financial Statements, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operation.

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

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimated amount of any discount, thus determining the net amounts.

Ordinary revenue has been recognized when each and every condition described below has been met:

i. the entity transferred to buyer significant risks and rewards;

ii. the amount of revenue was reliably measured;

iii. it is probable that the entity receives the economic benefits associated with the transaction; and

iv. costs incurred or to be incurred in relation to the transaction have been reliably measured.

The revenue recognition criteria of the main activities of the Company include:

                i.  From the power generation activity: they are recognized from the energy and power effectively consumed by customers or delivered to spot market.

As condition (iii) mentioned above has not been met, the Company has not recognized as income the remuneration corresponding to the portion of the Additional Remuneration which, pursuant to SE Resolution No. 95/2013, would be destined to the integration of the trust for new infrastructural projects in the electricity sector to be defined by the SE. This is so because the SE has not yet implemented this trust since the issuance of SE Resolution No. 95/2013 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

ii. From the electricity distribution activity: includes electricity supplied, whether billed or unbilled, at the end of each year and has been valued on the basis of applicable tariffs and charges of SE Resolution No. 347/2012. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from CMM amounts are recognized in the accounting to the extent that they have been approved by the ENRE.

Revenue from the provision of electricity to poor and precarious neighborhoods is recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

For the applicable year, the construction of the necessary infrastructure for electricity distribution subsidiary EDEN is considered a service to the granting authority and revenues are recognized at their cost within the category sales service.

Different asset construction agreements have been instrumented where the buyer only has limited influence in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for this type of constructions, except in the case of construction works with customer contributions.

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

iii. Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards, prices have been ascertained and collectability has been reasonably assured.

iv. Revenues from services include professional counseling fees, which are recognized when accrued. These revenues are calculated at their collected or collectable consideration’s fair value, taking into consideration the estimated amount of any applicable discount, thus determining net amounts.

Higher costs recognition – SE Resolution No. 250/2013 and Se Note No. 6852/13

The recognition of higher costs not transferred to the tariff authorized by SE Resolution No. 250/2013 and SE Note No. 6852/13 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be collected and the conditions required have been complied.

This concept has been disclosed in the Higher Costs Recognition – SE Resolution No. 250/2013 and SE Note No. 6852/13 line item of the statement of comprehensive income (loss) at December 31, 2013, recognizing the related tax effects.

Recognition of compensation for injection of surplus gas – Resolution No. 1/2013 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed by Petrolera Pampa.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/2013, under Operating Income, in the Comprehensive Income (loss) Statement as of December 31, 2013.

Impairment of assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows as cash generating units (“CGUs”).

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

                                   i.           Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable.

                                  ii.          Goodwill: In accordance with the applicable accounting policies, goodwill is tested for impairment annually. The amounts recoverable from CGUs are determined based on the calculations of its value in use.

                                 iii.         Intangible assets: Intangible assets having an indefinite useful life are not amortized. Intangible assets having an indefinite useful life are tested for impairment by comparing their recoverable amount with their book value: (i) annually; and (ii) at any time, if there is any indication that they may have been impaired.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / CMM and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. Any impairment loss will be allocated (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs of disposal, its value in use or zero value.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

The value in use of each CGU is estimated on the basis of the discounted value of the future net cash flows that these units will generate. The Company’s management uses approved budgets up to five-year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a scrap value and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company’s management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

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

Impairment of assets of CPB

As at September 30, 2012, CPB recorded impairment losses amounting to Ps. 108.3 million for its property, plant and equipment; which net of the effect of the income tax, amounted to Ps. 70.4 million; as a result of the evaluation of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets making up the cash generating unit taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during this fiscal year to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment as of the fiscal year’s closing date.

In order to contemplate the estimation risk contained in the projection of the variables used, CPB’s management has prepared three different probability-weighted scenarios. Although all of them assume an acceptable gradual tariff increase, CPB’s management has considered different magnitudes for the expected increases in the remuneration for provided and generated power based on the experience gathered from the implementation of the 2010 Generators Agreement.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

▪  Pessimistic scenario: 5%

▪  Base scenario: 55%

▪  Optimistic scenario: 40%

The pessimistic scenario contemplated increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assumed a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Taking into consideration the implementation of SE Resolution No. 95/2013, which is applied to CPB since February 2013, the industry’s new remuneration scheme has modified the projections made by CPB regarding the recoverability of its property, plant and equipment and deferred tax assets. CPB has revalued its discounted cash flows.

To such effect, CPB’s management has prepared three different probability-weighted scenarios. Even though all of them assume a tariff increase, CPB’s management has considered different terms and magnitudes for the increase.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

▪  Pessimistic scenario: 10%

▪  Base scenario: 35%

▪  Optimistic scenario: 55%

The pessimistic scenario assumes a considerable increase in the remuneration payable under SE Resolution No. 95/2013 as from 2016. On the other hand, the other two scenarios assume the same increase, but as from 2014. In turn, the most optimistic scenario contemplates the partial collection of the Additional Remuneration set by No. 95/2013.

The remaining premises are detailed below:

(i)                   Real discount rate: 9.6%

(ii)                 Growth rate: 0%.

(iii)                Plant’s availability factor: 70% on average.

(iv)               The collection of the maximum remuneration provided for fixed costs through the new scheme based on the provisions of item iii.

(v)                 The capital investments necessary to keep the plant’s operating capacity under normal availability conditions would be afforded by CAMMESA through a financing scheme similar to that provided for by SE Notes No. 6157/10 and 7375/10, such as that granted to the Company through the loan agreement executed with CAMMESA on March 21, 2011.

In the light of the above conclusions, the CGU’s value in use determined based on the current value of future net cash flows does not significantly differ from its accounting value.

An increase of about the 1% in the weighting of the probability of occurrence in the pessimist scenario and a 1% decrease in the weighting of the probability of occurrence in the optimist scenario, would not generate an additional impairment charge.

Impairment of assets of Edenor

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million.

The future increase in electricity tariffs used by Edenor to assess the recoverability of its long-lived assets at December 31, 2013 is based on the rights to which Edenor is entitled, as stipulated in the concession agreement and the agreements described in Note 2 to the Consolidated Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, have also been considered. Edenor’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 43 to the Consolidated Financial Statements, Edenor has made its projections under the assumption that the electricity tariffs will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of the Consolidated Financial Statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, Edenor has considered different timing and magnitude of an increase in the VAD. The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustment or revenue increase by another mechanism. Edenor has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of Edenor’s property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use at December 31, 2013.

In the opinion Edenor’s management, a reasonable change in the main assumptions would not give rise to an impairment loss.

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

Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and assumed liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that management has to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is recognized as to goodwill.

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

If the fair value of identifiable net assets acquired is higher than their acquisition cost, the Company’s management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase to ensure that the measurements appropriately reflect all available information as of the acquisition date.  Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

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

Assets available for sale and associated liabilities

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

•         It should be available, in its present conditions, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;

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

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less cost of disposal, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

As of December 31, 2013, the Company had sold all its subsidiaries held for sale.

Allowance for doubtful accounts

The Company and its subsidiaries are exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable.

The allowance for doubtful accounts corresponding to the accounts receivable of the energy distribution segment is evaluated based on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, management records an allowance based on an individual analysis of the recoverability of receivable accounts T2 and T3, in litigation and of those customers in the distribution segment included in the Framework Agreement.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by SE, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

The allowance for doubtful accounts as of December 31, 2013 was Ps. 10.6 million higher as compared to December 31, 2012, due to Ps. 34.7 million resulting from the application of a ratio calculated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto, net of retirements and discontinued operations of Ps. 24.1 million. For more information regarding the balances of the allowance for doubtful accounts see Note 15 to our Consolidated Financial Statements.  We believe that the accounting policy relating to the allowance for doubtful accounts is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our receivables collection due to uncollectible accounts, which is susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Allowance for legal actions (Provisions)

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company’s management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure.

If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes allowance provision.

The provision for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the management at the Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company’s management estimates are incorrect, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income (loss) statement, statements of changes in equity and cash flows.

The allowance for accrued litigation as of December 31, 2013 was Ps. 4.6 million higher as compared to December 31, 2012, due to additions accounted for in 2013 generated by new litigation and changes in our evaluation of existing litigation, which amounted to Ps. 37.5 million, net of retirements and discontinued operations of Ps. 32.9 million.

With respect to the loss contingencies described in our Consolidated Financial Statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2013, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 39 to our audited Consolidated Financial Statements.

Current and deferred Income tax / Minimum notional income tax

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

Defined benefit plans

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

Penalties and Discounts ENRE- PUREE

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of management’s best estimate, at the date of the Consolidated Financial Statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

Going concern status

The subsidiary Edenor, CPB, and the co-controlled company Citelec have prepared their Consolidated Financial Statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described as follows, as well as its impact on the consolidated financial statements.

Generation

During the years ended December 31, 2013 and 2012, CPB has recorded significant net and operating losses, and its working capital and liquidity levels remain negatively affected. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment and, consequently, limiting the production capacity of the generating units, which during this fiscal year have worked, on average, at about 60% of their rated power.

As of December 31, 2013, CPB’s working capital was negative in the amount of Ps. 80.7 million. It should be pointed out that CPB registers the following in borrowings: (i) CAMMESA’s financing under SE Note No. 6157/10 in the amount of Ps. 34.8 million (out of which Ps. 24.2 million is current), which is payable by the WEM; and (ii) CAMMESA’s financing under SE Resolution No. 146/2002 in the amount of Ps. 45 million (out of which Ps. 32.1 million is current), the terms are expected to be renegotiated in order to alleviate CPB’s current financial situation.

Furthermore, as of December 31, 2013, CPB has a Ps. 42.2 million deficit in equity; therefore, it meets one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550. CPB’s Board of Directors and shareholders continue analyzing different scenarios and possibilities to moderate or minimize the negative impact of the company’s situation and to be able to continue operating as an on-going business; however, the key aspect is still being able to generate the resources necessary to afford the capital investments necessary to fully recover the plant’s operating capacity and, on that basis, begin to generate cash flows once again allowing it to reverse its current deficit.

Despite the additional cash inflows from the financing granted by CAMMESA pursuant to SE Resolution No. 146/2002, which allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30, these flows have been insufficient in the light of the important technical difficulties still faced by both units.

Specifically, CPB does not have sufficient funds to begin the major maintenance tasks in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance tasks scheduled for early 2014. It should be pointed out that if the necessary funds are obtained, maintenance works will initially have a negative impact on the CPB’s operating cash flows, since these tasks will prevent the plant from generating power during a period of approximately six months.

According to CPB’s management estimates, the new remuneration scheme implemented through SE Resolution No. 95/2013 —even within a scenario of maximum availability of CPB’s units— would not allow to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period.

It should be pointed out that remunerative values fixed by Resolution No. 95/2013 should be updated in the short term to cover the staff’s current costs and maintenance minimum costs. Additionally, is necessary that CPB should be able to access to a financing to be able to generate the resources necessary to make capital investments which have been postponed as a result of such deterioration and which are deemed essential to reach and maintain the plant’s operating capacity under normal availability conditions.

Additionally, SE Resolution No. 95/2013 does not define a methodology to update remunerative values allowing for staff, hired services and spare parts’ cost variations. As at the issuance hereof, CPB's management is unaware of any possible updating of the remunerative values set by this resolution during 2014.

The execution of such measures is uncertain, not only regarding to terms but also to their final instrumentation. Since the uncertainty conditions during the previous year continued in the current fiscal period, if in the following months CPB does not obtain any financing mechanism from CAMMESA to cover the constant cost increases and the necessary capital investments, there is a significant risk that such situation may have a substantially adverse effect on CPB’s operations which may lead to a liabilities’ renegotiation process.

Taking into consideration that the actual implementation of the measures projected to revert the evidenced negative trend depends, among other factors, on the occurrence of certain events which are out of CPB’s control, such as obtaining financing from CAMMESA under the same or similar conditions to those received under SE Notes No. 6157/10 and 7375/10 during 2010 and 2011, CPB’s Board of Directors understands that there is a substantial doubt regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations or not be able to meet expectations regarding salary increases or third-party costs.

Despite that, CPB has prepared its financial statements using the accounting principles applicable to an on-going business, assuming that CPB will continue operating on a normal basis and, therefore, the Consolidated Financial Statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

The subsidiary CPB represents about 1% of the Group’s assets and approximately 7% of the income from the Group’s revenues. Additionally, the Company’s management considers that the uncertainty regarding its subsidiary CPB does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: (i) There is no financial dependence on CPB, as this subsidiary has not paid it any dividends since its acquisition date in 2007; (ii) As from the termination of the management agreement between the Company and CPB on November, 2012, there are no longer any significant balances or transactions between them; (iii) The Company is not contractually obliged to provide financial assistance to CPB.

Transmission

Citelec estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener y Transba will continue deteriorating.  Transener’s Board of Directors understands that there is a substantial doubt regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations.

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 to the Consolidated Financial Statements and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

As regards to the participation in the joint venture Citelec, that company has made its projections in order to assess the recoverable value of its non-current assets based on its estimates on the final outcome of the tariff adjustments requested by its controlled companies Transener and Transba.

Distribution

In the fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital were severely affected. This situation was due mainly to both the continuous increase of its operating costs that were necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its CMM, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led Edenor to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through SE Resolution No. 250/2013, Edenor turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that Edenor’s operating and net results for the year being reported were also negative prior to applying SE Resolution No. 250/2013), but also does not allow for the regularization of the cash flows Edenor needs to provide the public service and make the totality of the investments.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution No. 347/2012, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the SE has issued the previously described SE Resolution No. 250/2013, pursuant to which the higher costs were partially recognized. However, such revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of Edenor’s rights was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the MEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that Edenor is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/2012 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

In this framework, and considering both the above-described situation and the negative equity reported in Edenor’s Financial Statements for the interim period ended March 31, 2013, during the year the SE issued Resolution No. 250/2013, published in the on May 15, 2013, and SE Note No. 6852/2013, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which Edenor is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

In this manner, the SE, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that Edenor tried to rectify with the filing of the action for the protection of its rights. This solution, in addition to the requirement imposed by the SE through Resolution No. 250/2013, led Edenor to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action.

Consequently, the Consolidated Financial Statements include the effects of such regulations, which resulted mainly in Edenor recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

Although the effects of these regulations are a significant step towards the recovery of Edenor’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated by the electricity tariffs schedules in effect, even after applying SE Resolution No. 250/2013 and Se Note No. 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the describes offsetting mechanism is to be authorized by the SE.

In spite of the above-mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity tariffs review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity tariffs schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution No. 347/2012, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by SE Resolution No. 250/2013 and SE Note No. 6852/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the SE has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption and the assignment of secured receivables with CAMMESA. Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity tariff increases, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year.

Although the subsidiary Edenor represents approximately 58% of the Group's assets and approximately 64% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2013, 2012 and 2011.

	For the year ended December 31,
	2013	2012	2011
	(in millons of pesos)

Sales	5,335.0	6,695.4	5,229.7
Cost of sales	(5,598.6)	(6,355.8)	(4,726.9)
Gross (loss) profit	(263.6)	339.6	502.8
Selling expenses	(635.4)	(414.0)	(282.6)
Administrative expenses	(564.4)	(463.3)	(379.8)
Other operating income	466.2	196.4	132.6
Other operating expenses	(211.5)	(203.9)	(134.8)
Loss of joint ventures	(4.8)	(31.0)	(14.6)
Share of profit of associates	2.2	2.3	19.9
Impairment of property, plant and equipment	-	(108.3)	(557.7)
Impairment of intangible assets	-	-	(90.1)
Profit of acquisition of subsidiaries	-	-	505.9
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13	(1,211.2)	(682.3)	(298.4)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2,933.1	-	-
Operating profit (loss)	1,721.9	(682.3)	(298.4)
Financial income	337.6	143.3	92.8
Financial cost	(815.7)	(501.9)	(417.9)
Other finance results	(510.8)	(203.0)	(142.5)
Financial results, net	(988.9)	(561.7)	(467.6)
Profit (Loss) before income tax	733.0	(1,244.0)	(766.0)
Income tax	8.7	133.3	36.9
Profit (Loss) for the year from continuing operations	741.7	(1,110.7)	(729.1)
Discontinued operations	(126.9)	31.1	(90.8)
Total Profit (Loss) of the year	614.8	(1,079.6)	(819.9)

Total Profit (Loss) of the year attributable to:
Owners of the company	286.1	(649.7)	(741.4)
Non - controlling interest	328.7	(429.9)	(78.5)

Sales
Generation	1,731.3	3,623.2	2,854.8
Transmission	436.9	264.4	258.1
Distribution	3,440.7	2,977.2	2,330.2
Holding and others	210.1	188.4	55.6
Eliminations	(47.1)	(93.4)	(10.9)
Subtotal Sales	5,771.9	6,959.8	5,487.8
Sales from interest in joint ventures	(436.9)	(264.4)	(258.1)
Total Sales	5,335.0	6,695.4	5,229.7

Gross (loss) profit
Generation	305.7	432.4	313.5
Transmission	68.6	(17.0)	20.4
Distribution	(678.3)	(120.5)	184.1
Holding and others	121.0	120.7	13.4
Eliminations	(12.0)	(93.0)	(8.2)
Subtotal Gross (loss) profit	(195.0)	322.6	523.2
Gross loss (profit) from interest in joint ventures	(68.6)	17.0	(20.4)
Total Gross profit	(263.6)	339.6	502.8

Operating profit (loss)
Generation	404.4	214.9	135.2
Transmission	(1.5)	(77.1)	(31.0)
Distribution	1,291.9	(853.7)	(492.2)
Holding and others	32.4	3.8	73.9
Eliminations	(2.0)	(16.2)	(0.6)
Subtotal operating profit (loss)	1,725.2	(728.3)	(314.7)
Operating profit (loss) from interest in joint ventures	(3.3)	46.0	16.3
Total operating profit (loss)	1,721.9	(682.3)	(298.4)

Total profit (loss) of the year
Generation	(207.8)	(57.5)	(18.2)
Transmission	(4.9)	(31.2)	(14.7)
Distribution	508.1	(1,116.4)	(820.0)
Holding and others	319.4	125.5	33.0
Total profit (loss) of the year	614.8	(1,079.6)	(819.9)

Total profit (loss) attributable to owners of the company
Generation	(191.9)	(74.8)	(51.4)
Transmission (1)	(4.9)	(31.2)	(14.7)
Distribution	163.5	(669.3)	(708.3)
Holding and others	319.4	125.6	33.0
Total profit (loss) attributable to owners of the company	286.1	(649.7)	(741.4)

Total profit (loss) attributable to non - controlling interest
Generation	(15.9)	17.2	33.2
Distribution	344.6	(447.1)	(111.7)
Total profit (loss) attributable to non - controlling interest	328.7	(429.9)	(78.5)

(1) For the purposes of presenting segment information the indirect interest of our segment Transmission has been consolidated proportionally.

The Company is engaged in the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in CPB, CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of December 31, 2013, and pursuant to the divestment of AESEBA, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the executive director of the Company. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statement.

Year ended December 31, 2013 compared to year ended December 31, 2012

Generation net sales decreased by 52.2% to Ps.1,731.3 million for the fiscal year ended December 31, 2013 from Ps.3,623.2 million for the same period in 2012. The decline of Ps.1,891.9 million in electricity generation net sales was mainly due to the combined effect of the drop in average electricity selling prices calculated for the segment (Ps.193.0 per MWh for the fiscal year ended December 31, 2013, compared to Ps.346.7 per MWh for the same period in 2012, which represents a sales decrease of Ps.1,600.4 million), and also to the amount of electricity sold for the segment (8,908.8 GWh for the fiscal year ended December 31, 2013, compared to 10,409.6 GWh for the same period in 2012, which represents a decrease of Ps.289.6 million.)

Average electricity generation selling prices mainly show the impact of the rebate of the fuel cost component, because, as from the implementation of SE Resolution No. 95/2013 the allocation of such resource has been managed by CAMMESA, except for differential compensation agreements such as Energía Plus and SE Resolution No. 220/2007, among others. Moreover, the decline in physical electricity sales was mainly due to technical failures occurred in November 2012 in the CTLL’s steam turbine, which caused the sudden decommission of the unit in the first six months of 2013. In turn, at CPB there were restrictions on fuel consumptions and service unavailability, as well as to a lower dispatch level in our hydraulic units, on account of lower water input levels in the area.

The following table shows net electricity sales (in GWh) for power generation plants:

	Twelve-Month Periods ended December 31,
	2013			2012
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	616.1	216.8	832.9	688.9	276.3	965.2
HIDISA	420.8	209.2	629.9	441.2	279.8	721.1
Thermal
CTG	1,674.8	592.8	2,267.6	1,533.2	482.6	2,015.7
CTLLL	1,947.1	425.1	2,372.2	2,478.6	290.1	2,768.7
CTP*	130.3	0.0	130.3	109.6	0.0	109.6
CPB	2,229.2	446.7	2,675.9	3,264.6	564.7	3,829.3
Total	7,018.4	1,890.5	8,908.8	8,516.1	1,893.5	10,409.6
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales decreased by 55.3% to Ps.1,425.6 million for the fiscal year ended December 31, 2013, from Ps.3,190.8 million for the same period in 2012, mainly due to a decline in gas consumption (68.5%) and liquid fuels (98.2%) in our thermal power units, because as from the implementation of SE Resolution No. 95/2013 the allocation of such resources have been managed by CAMMESA, except for differential compensation agreements such as Energía Plus and SE Resolution No. 220/2007, and also to fewer electricity purchases in our hydroelectric power units (17.8%.) These effects were partly offset by greater maintenance costs due to the decommissioning of CTLL’s steam turbine, in addition to an increase in the costs of energy purchases of 27.3% in our thermal generation segment, and also to increased labor costs of 23.6% in our hydraulic power units, and of 31.1% in our thermal power units. The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Hydroelectric facilities:
Energy purchases	131.2	54.0%	159.6	60.6%
Labor costs	41.7	17.1%	33.7	12.8%
Royalties	21.5	8.9%	22.7	8.6%
Amortization for intangible assets	19.4	8.0%	19.5	7.4%
Fees for third-party services	1.7	0.7%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	0.7%	1.6	0.6%
Others	25.8	10.6%	24.3	9.2%
Total hydroelectric	243.0	100.0%	263.3	100.0%
Thermal facilities:
Energy purchases	414.9	35.1%	326.0	11.1%
Gas consumption	182.5	15.4%	578.9	19.8%
Labor costs	152.8	12.9%	116.6	4.0%
Repairs and Maintenance	93.3	7.9%	18.6	0.6%
Depreciation of property, plant and equipment	80.0	6.8%	95.9	3.3%
Penalties	71.0	6.0%	22.1	0.8%
Liquid fuel consumption	29.3	2.5%	1,611.7	55.1%
Fees for third-party services	21.0	1.8%	10.2	0.3%
Others	137.7	11.6%	147.5	5.0%
Total thermal	1,182.6	100.0%	2,927.6	100.0%
Total	1,425.6	100.0%	3,190.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation gross profit decreased by 29.3% to Ps.305.7 million for the fiscal year ended December 31, 2013, compared to Ps.432.4 million for the same period in 2012, mainly due to the fact that the decline in the above-described costs of sales did not offset the drop in electricity sales, which were mainly caused by the decommissioning of CTLL’s steam turbine in the first six months of 2013. Gross margin relating to our electricity generation activities increased by 5.7% to 17.7% on the sales for the fiscal year ended December 31, 2013 from 12.0% on the sales for the same period in 2012, as a result of diminishing gross profit in 2013 fiscal year compared to the same period in 2012.

Selling expenses from our generation segment increased to Ps.79.7 million for the fiscal year ended December 31, 2013, compared to Ps.57.2 million for the same period in 2012. Selling expenses pertaining to our hydroelectric power units amounted to Ps.22.0 million and Ps.7.5 million, and those corresponding to our thermal power units reached Ps.57.7 million and Ps.49.8 million for the fiscal years ended December 31, 2013 and 2012, respectively. The following table shows the main components of our generation segment selling costs for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Taxes, rates and contributions	55.0	69.0%	48.7	85.2%
Doubtful accounts	17.6	22.1%	2.2	3.8%
Others	7.1	8.9%	6.3	11.0%
Total	79.7	100.0%	57.2	100.0%
Of which:
Hydroelectric	22.0	27.6%	7.5	13.1%
Thermal	57.7	72.4%	49.8	86.9%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation administrative expenses decreased to Ps.139.0 million for the fiscal year ended December 31, 2013, compared to Ps.150.8 million for the same period in 2012, mainly due to a reduction in fees paid by our generation subsidiaries to Pampa Energía, which was partly offset by an increase in labor costs. Administrative expenses corresponding to our hydroelectric units amounted to Ps.20.2 million and Ps.18.6 million, while our thermal power units amounted to Ps.118.8 million and Ps.132.1 million for the fiscal years ended December 31, 2013 and 2012, respectively. The following table shows the main components of our generation segment administrative expenses segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	76.0	54.6%	33.5	22.2%
Fees for third-party services	28.1	20.2%	87.9	58.3%
Depreciation of property, plant and equipment	6.4	4.6%	5.3	3.5%
Taxes, rates and contributions	5.7	4.1%	7.5	5.0%
Rental, insurance and transport	5.1	3.7%	0.8	0.5%
Others	17.8	12.8%	15.8	10.5%
Total	139.0	100.0%	150.8	100.0%
Of which:
Hydroelectric	20.2	14.5%	18.6	12.4%
Thermal	118.8	85.5%	132.1	87.6%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation net operating income and expenses resulted in a total profit of Ps.317.5 million and Ps.98.7 million for the fiscal years ended December 31, 2013 and 2012, respectively, mainly due to the recovery of insurance claims by CTLL as compensation for damages arising from the accidents occurred in February 2011 and November 2012, collected in 2012 and 2013, respectively; as well as US$18 million corresponding to the last milestone of the Isolux contract for CTLL expansion works. The following table shows the main components of other net operating income and expenses in our generation segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	246.0	77.5%	135.0	136.7%
Recognition of March Agreement	85.2	26.8%	-	0.0%
Debit and credit tax	(23.8)	-7.5%	(21.5)	-21.7%
Provision for fiscal credits	(7.7)	-2.4%	(9.5)	-9.6%
Others	17.8	5.6%	(5.3)	-5.4%
Total	317.5	100.0%	98.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Moreover, in the third quarter of 2012, as a result of the CPB recoverable value assessment, an impairment loss of Ps.108.3 million was recorded to the property, plant and equipment associated with consolidated assets.

Generation operating results increased by 88.2% to Ps.404.5 million for the fiscal year ended December 31, 2013, compared to Ps.214.9 million for the same period in 2012. Our generation operating margin increased by 17.4% to 23.4% on revenues for the fiscal year ended December 31, 2013, against 0.6% on revenues for the same period in 2012.

Generation net financial results accounted for a loss of Ps.591.6 million for the fiscal year ended December 31, 2013, compared to a loss of Ps.273.5 million for the same period in 2012, mainly due to net foreign exchange losses (Ps.313.1 million), adjustment to current value of CAMMESA’s consolidated credits (Ps.159.2 million), and net financial interest losses of Ps.161.2 million. Such effects were partly offset by net commercial interest revenues of Ps.37.1 million. In the same period of 2012, our generation segment originated net foreign exchange losses of Ps.108.9 million, net financial interest of Ps.170.1 million, losses for adjustment to current value of Ps.67.5 million, partly offset by a net commercial interest profit of Ps.65.5 million. The following table shows the main components of our generation segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Commercial interest	48.4	75.7%	66.2	88.9%
Financial interest	15.5	24.3%	8.2	11.0%
Others	0.0	0.1%	0.1	0.1%
Subtotal	63.9	100.0%	74.4	100.0%
Financial cost
Financial interest	(176.7)	81.0%	(178.2)	89.2%
Tax interest	(22.2)	10.2%	(10.5)	5.3%
Commercial interest	(11.3)	5.2%	(0.7)	0.4%
Others	(7.8)	3.6%	(10.4)	5.2%
Subtotal	(218.1)	100.0%	(199.8)	100.0%
Other financial results
Foreign exchange differences, net	(313.1)	71.6%	(108.9)	73.6%
Proceeds from current value measurement	(159.2)	36.4%	(67.5)	45.6%
Changes in the fair value of financial instruments	34.9	-8.0%	35.6	-24.0%
Other financial results	-	0.0%	(7.2)	4.9%
Subtotal	(437.5)	100.0%	(148.1)	100.0%

Total	(591.6)	100.0%	(273.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of Ps.20.7 million for the fiscal year ended December 31, 2013, compared to a profit of Ps.1.1 million for the same period in 2012.

Finally, our generation segment recorded a net loss of Ps.207.8 million for the fiscal year ended December 31, 2013, of which Ps.191.9 million are attributable to the Company’s owners, compared to a loss of Ps.74.8 million for the same period in 2012 attributable to the Company’s owners.

Transmission Segment

Transmission net sales increased by 65.2% to Ps.436.9 million for the fiscal year ended December 31, 2013, compared to Ps.264.4 million for the same period in 2012. Net regulated sales increased by 87.4% to Ps.335.4 million for the fiscal year ended December 31, 2013, from Ps.178.9 million recorded for the same period in 2012, mainly as a result of greater recognition of cost variations (PS.183.6 million in 2013 compared to Ps.26.4 million in 2012), pursuant to the Instrumental Agreement and the Renewal Agreement entered into among Transener, Transba, the Secretariat of Energy, and the energy regulator ENRE. Net revenues from royalties increased by 6.0% to Ps.7.6 million for the fiscal year ended December 31, 2013 from Ps.7.2 million for the same period in 2011. Other net sales increased by 19.8% to Ps.93.9 million for the fiscal year ended December 31, 2013 from Ps.78.3 million for the same period in 2012, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission cost of sales increased by 30.9% to Ps.368.3 million for the period ended December 31, 2013, compared to Ps.281.4 million for the same period in 2012, mainly as a result of prevailing increases in labor costs in 2013. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Labor costs	215.8	58.6%	154.4	54.9%
Depreciation of property, plant and equipment	40.9	11.1%	37.8	13.4%
Repairs and Maintenance	20.4	5.5%	18.8	6.7%
Materials for works	12.1	3.3%	12.1	4.3%
Fees for third-party services	10.4	2.8%	6.5	2.3%
Others	68.8	18.7%	51.8	18.4%
Total	368.3	100.0%	281.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission gross profit increased to Ps.68.6 million for the fiscal year ended December 31, 2013, against a loss of Ps.17.0 million for the same period in 2012, mainly as a result of greater sales recognition arising from the Instrumental Agreement and the Renewal Agreement.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 23.2% to Ps.79.7 million for the fiscal year ended December 31, 2013, against Ps.64.7 million for the same period in 2012, mainly due to a labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	44.3	55.5%	35.4	54.8%
Insurance and rentals	17.2	21.6%	13.8	21.4%
Fees for third-party services	4.3	5.4%	3.9	6.0%
Depreciation of property, plant and equipment	4.2	5.3%	3.8	5.9%
Others	9.8	12.2%	7.7	11.9%
Total	79.7	100.0%	64.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission net income and expenses recorded a profit of Ps.9.7 million for the fiscal year ended December 31, 2013, compared to Ps.4.5 million for the same period in 2012. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	9.3	96.4%	4.6	100.3%
Others	0.3	3.6%	0.0	-0.3%
Total	9.7	100.0%	4.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating results accounted for a loss of Ps.1,5 million for the fiscal year ended December 31, 2013, against a loss of Ps.77.1 million for the same period in 2012, mainly as a result of increases in regulated sales, which were offset by increases in the above-described costs and expenses.

Transmission net financial income accounted for a profit of Ps.0.6 million for the fiscal year ended December 31, 2013, against a loss of Ps.4.4 million for the same period in 2012, mainly as a result of interest income from the Fourth Line and the IVC under the Memorandum of Understanding (Ps.174.5 million), partly offset by foreign exchange liability losses (Ps.118.6 million), and financial interest on liabilities (Ps.62.0 million). In the same period of 2012, our transmission segment recorded foreign exchange losses (PS.37.3 million) and financial interest on liabilities (Ps.45.6 million), generally offset by profits from interest income from the Fourth Line and the IVC of Ps.80.2 million. The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	174.5	100.0%	80.2	100.0%
Subtotal	174.5	100.0%	80.2	100.0%
Financial cost
Financial interest	(62.0)	99.4%	(45.6)	91.0%
Others	(0.4)	0.6%	(4.5)	9.0%
Subtotal	(62.3)	100.0%	(50.1)	100.0%
Other financial results
Foreign exchange differences, net	(118.6)	106.3%	(37.3)	108.1%
Changes in the fair value of financial instruments	7.5	-6.7%	3.2	-9.3%
Others	(0.4)	0.4%	(0.4)	1.2%
Subtotal	(111.6)	100.0%	(34.5)	100.0%
Total	0.6	100.0%	(4.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of Ps.0.9 million for the fiscal year ended December 31, 2013, compared to a profit of Ps.27.1 million for the same period in 2012.

Finally, our transmission segment recorded a net loss of Ps.4.9 million for the fiscal year ended December 31, 2013, compared to a net loss of Ps.31.2 million for the same period in 2012 attributable to the Company’s owners.

Distribution Segment

Net sales from our distribution activities increased by 15.6% to Ps.3,440.7 million in the fiscal year ended December 31, 2013, compared to Ps.2,977.2 million for the same period in 2012, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor increased electricity sales volume between 2012 and 2013 by 913 GWh, sales volume being 21,674 GWh in 2013, compared to 20,760 GWh in 2012.

The cost of sales increased by 33.0% to Ps.4,119.0 million in the fiscal year ended December 2013, compared to Ps.3,097.7 million for the same period in 2012, mainly due to labor cost increases, energy purchases, sanctions and penalties, and third-party service costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Energy purchases	2,050.3	49.8%	1,740.2	56.2%
Labor costs	790.7	19.2%	454.1	14.7%
Fees for third-party services	665.1	16.1%	444.9	14.4%
Penalties	234.8	5.7%	106.6	3.4%
Depreciation of property, plant and equipment	198.2	4.8%	185.5	6.0%
Materials for works	121.9	3.0%	82.3	2.7%
Others	58.0	1.4%	84.1	2.7%
Total	4,119.0	100.0%	3,097.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross loss from our distribution activities increased to Ps.678.3 million in the fiscal year ended December 31, 2013, compared to a loss of Ps.120.5 million for the same period in 2012, mainly due to the cost of sales increase that was not offset by a revenue increase.

Selling expenses increased by 55.2% to Ps.549.1 million in the fiscal year ended December 31, 2013, compared to a loss of Ps.353.8 million for the same period in 2012, mainly due to increases in third-party compensation and fees between both periods, and labor cost increases resulting from granted wage increases. The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Fees for third-party services	198.5	36.1%	152.9	43.2%
Labor costs	179.4	32.7%	114.6	32.4%
Penalties	52.7	9.6%	10.4	2.9%
Doubtful accounts	38.0	6.9%	17.1	4.8%
Taxes, rates and contributions	34.3	6.3%	25.5	7.2%
Communication Expenses	32.6	5.9%	20.5	5.8%
Others	13.7	2.5%	12.8	3.6%
Total	549.1	100.0%	353.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses from our distribution segment increased by 27.8% to Ps.332.6 million for the fiscal year ended December 31, 2013, compared to Ps.260.3 million for the same period in 2012, mainly due to labor cost increases resulting from wage increases, and increases in third-party compensation and fees between both periods. The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	152.7	45.9%	127.7	49.1%
Fees for third-party services	107.1	32.2%	63.0	24.2%
Insurance and rentals	21.9	6.6%	17.2	6.6%
Security surveillance expenses	10.4	3.1%	4.3	1.6%
Others	40.6	12.2%	48.1	18.5%
Total	332.6	100.0%	260.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses for the fiscal year ended December 31, 2013, amounted to a net loss of Ps.81.2 million, compared to a loss of Ps.119.0 million for the same period in 2012. The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Income from services to third-parties	21.7	-26.7%	15.9	-13.3%
Debit and credit tax	(55.8)	68.8%	(48.1)	40.4%
Provision for contigencies	(36.0)	44.4%	(24.7)	20.8%
Voluntary retirements	(15.9)	19.6%	(10.1)	8.5%
Net expenses for technical functions	(15.5)	19.2%	(10.6)	8.9%
Others	20.4	-25.2%	(41.3)	34.7%
Total	(81.2)	100.0%	(119.0)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating results from our distribution activities increased by Ps.2,145.6 million to a profit of Ps.1,291.9 million for the fiscal year ended December 31, 2013, compared to a loss of Ps.853.7 million for the same period in 2012, mainly due to the implementation of SE Resolution No. 250/2013 and SE Note No. 6,852/13, under which there was a recognition of increased costs for Ps.2,933.1 million. Excluding such effect, operating results from our distribution segment would account for a loss of Ps.1,641.1 million for the fiscal year 2013.

Net financial results related to our distribution activities represented a loss of Ps.704.2 million for the fiscal year ended December 31, 2013, a higher 69.9% loss compared to a loss of Ps.414.6 million for the same period of 2012, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (Ps.532.5 million), losses for interest expenses generated by liabilities (Ps.214.7 million), and losses from commercial interest due to the incurred debt with CAMMESA (Ps.325.8 million), which were partially offset by income from financial interests due to the implementation of SE Resolution No. 250/2013 and Note No. 6852/13 (Ps.238.0 million) and a gain from bond repurchase (Ps.88.9 million). In 2012, our distribution segment recorded a loss from interest expenses generated by liabilities of Ps.196.8 million, Ps.64.5 for losses in commercial interest and Ps.253.3 million for foreign exchange differences, partially offset by income from commercial interests for Ps.25.7 million and gain from financial interests for Ps.50.2 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	238.0	82.9%	50.2	66.1%
Commercial interest	45.4	15.8%	25.7	33.9%
Others	3.7	1.3%	-	0.0%
Subtotal	287.1	100.0%	75.9	100.0%

Financial cost
Commercial interest	(325.8)	57.6%	(64.5)	23.6%
Financial interest	(214.7)	37.9%	(196.8)	72.1%
Tax interest	(13.8)	2.4%	(11.0)	4.0%
Others	(11.5)	2.0%	(0.8)	0.3%
Subtotal	(565.8)	100.0%	(273.1)	100.0%

Other financial results
Foreign exchange differences, net	(532.5)	125.1%	(253.3)	116.5%
Result from repurchase of financial debt	88.9	-20.9%	-	0.0%
Changes in the fair value of financial instruments	15.0	-3.5%	39.5	-18.2%
Others	3.1	-0.7%	(3.5)	1.6%
Subtotal	(425.5)	100.0%	(217.4)	100.0%

Total	(704.2)	100.0%	(414.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax benefit of Ps.49.2 million in the fiscal year ended December 31, 2013, compared with a charge of Ps.137.0 million in the same period of 2012.

Finally, our distribution activities registered a net gain of Ps.508.1 million for the fiscal year ended December 31, 2013, of which Ps.163.5 million are attributable to the Company’s owners, compared to a loss of Ps.669.3 million for the same period in 2012 attributable to the Company’s owners.

Holding and Others Segment

Net sales related to our holding and others segment were Ps.210.1 million for the fiscal year ended December 31, 2013, 11.5% higher compared to Ps.188.4 million in the same period of 2012. These sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 31.6% to Ps.89.0 million in the fiscal year ended December 31, 2013 compared to Ps.67.7 million for the same period of 2012.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Depreciation of property, plant and equipment	35.7	40.1%	33.3	49.3%
Royalties	24.0	27.0%	13.6	20.1%
Gas production	11.6	13.0%	5.8	8.5%
Fees for third-party services	9.2	10.3%	8.5	12.5%
Labor costs	4.3	4.8%	4.8	7.1%
Others	4.3	4.8%	1.7	2.5%
Total	89.0	100.0%	67.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was Ps.121.0 million for the fiscal year ended December 31, 2013 compared to Ps.120.7 million for the same period of 2012, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our holding and others segment increased to Ps.6.6 million for the fiscal year ended December 31, 2013 compared to Ps.2.9 million for the same period of 2012. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Taxes, rates and contributions	5.3	80.2%	2.8	95.5%
Others	1.3	19.8%	0.1	4.5%
Total	6.6	100.0%	2.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses decreased 20.4% to Ps.102.7 million for the fiscal year ended December 31, 2013 compared to Ps.129.1 million for the same period of 2012, principally due to the relocation of Pampa Energía’s employees and expenses related to the services granted to our generation subsidiaries, partly offset by our activities in Petrolera Pampa. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	25.6	24.9%	54.5	42.2%
Fees for third-party services	22.0	21.4%	17.5	13.6%
Taxes, rates and contributions	21.8	21.2%	13.8	10.7%
Directors' and syndics' fees	15.7	15.3%	13.3	10.3%
Directors' options reserve	8.9	8.7%	8.9	6.9%
Others	8.7	8.5%	21.0	16.3%
Total	102.7	100.0%	129.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our holding and other activities registered a profit of Ps.18.4 million for the fiscal year ended December 31, 2013, 44.1% higher compared to a gain of Ps.12.8 million for the same period in 2012, mainly due to Ps.22.6 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Res. No, 1/13 Natural Gas Excess Injection Income	22.6	122.6%	-	0.0%
Recovery of expenses	10.0	54.2%	1.9	14.5%
Recovery from fiscal credits provision	-	0.0%	20.6	161.3%
Other credits provision	(11.0)	-59.5%	(5.2)	-40.8%
Others	(3.2)	-17.3%	(4.5)	-35.0%
Total	18.4	100.0%	12.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our holding and others segment amounted to Ps.32.4 million for the fiscal year ended December 31, 2013 compared to an operating gain of Ps.3.8 million for the same period of 2012, primarily explained by an increase in period’s net sales from Petrolera Pampa and a reduction of administrative costs due to reallocation of personnel to generation segment.

Net financial results related to our holding and others activities represented a profit of Ps.306.9 million for the fiscal year ended December 31, 2013 compared to a profit of Ps.126.4 million for the same period of 2012, primarily due to gains generated from changes on the fair value of financial assets (Ps.245.9 million) and foreign exchange difference (Ps.109.9 million), partially offset by losses from net financial interests (Ps.35.5 million) and fiscal interests (Ps. 4.9 million). During the same period of 2012, our holding and others segment recorded profits mainly generated by changes on the fair value of financial assets (Ps.146.9 million) and foreign exchange differences (Ps.17.6 million), partly offset by losses from net financial interests (Ps.26.0 million) and fiscal interests (Ps. 8.7 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	6.5	82.4%	3.4	70.0%
Others	1.4	17.6%	1.4	30.0%
Subtotal	7.9	100.0%	4.8	100.0%
Financial cost
Financial interest	(42.0)	79.1%	(29.4)	71.9%
Tax interest	(4.9)	9.2%	(8.7)	21.4%
Others	(6.2)	11.8%	(2.8)	6.7%
Subtotal	(53.1)	100.0%	(40.8)	100.0%
Other financial results
Changes in the fair value of financial instruments	245.9	69.8%	146.9	90.4%
Foreign exchange differences, net	109.9	31.2%	17.6	10.8%
Others	(3.7)	-1.1%	(2.0)	-1.3%
Subtotal	352.1	100.0%	162.4	100.0%

Total	306.9	100.0%	126.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps.19.9 million for the fiscal year ended December 31, 2013, compared to a charge of Ps.4.7 million for the same period of 2012.

Finally, our holding and others segment registered a net profit of Ps.319.4 million for the fiscal year ended December 31, 2013 compared to a net profit of Ps.125.5 million recorded in the same period of 2012, attributable to the Company’s owners.

Year ended December 31, 2012 compared to year ended December 31, 2011

Generation Segment

Net sales from our generation business increased 26.9% to Ps. 3,623.2 million in the fiscal year ended December 31, 2012 from Ps. 2,854.8 million for 2011, mainly due to the increase in the average electricity prices in combination with the increase in the amount of electricity sold during 2012. The increase of Ps. 772.2 million in net electricity sales was mainly due to the combined effect of an increase in the average electricity prices calculated for the segment (Ps. 348.4 per MWh for the fiscal year ended December 31, 2012, compared to Ps. 308.8 per MWh for 2011, representing an increase in sales of Ps. 379.1 million), as well as an increase in the quantity of electricity sold by the segment (10,409.6 GWh in the fiscal year ended December 31, 2012, compared to 2,875.8 GWh for 2011, representing an increase in sales of Ps. 768.4 million).

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

The following table shows net electricity sales (in GWh) from our generation plants1:

The cost of sales increased by 25.6% to Ps. 3,190.8 million in the fiscal year ended December 31, 2012 from Ps. 2,541.3 million in 2011, primarily due to a 39.3% increase in liquid fuel consumption, to 16.2% increase in gas consumption, an increase of 10.7% in the energy purchases cost for our thermal generation, and an increase in labor costs at our hydraulic units of 30.5% and at our thermal units of 33.1%. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

1 The aggregate sales do not include the physical equivalent (measured in GWh) of gas assigned to CAMMESA by said power plants, under Note No. 6866.

Therefore, the gross profit related to our generation segment increased by 37.9% to Ps. 432.4 million in the fiscal year ended December 31, 2012 from Ps. 313.5 million in 2011, mainly due to the higher gross profit at CTLL, which offset the lower gross profit at the remaining generation units. In both cases, especially at Loma de la Lata, the higher electricity sales revenues offset the increased cost of sales described above. The gross margin related to our generation segment increased by 9% to 12.1% over sales for the fiscal year ended December 31, 2012 from 11.1% over sales for 2011, primarily due to higher average electricity prices, which were partially offset by the increase in the average costs of the period of our units, including the increase in personnel costs.

The selling expenses related to our generation segment increased to Ps. 57.2 million in the fiscal year ended December 31, 2012 from Ps. 18.9 million in the same period of 2011. Selling expenses from our hydraulic units were Ps. 7.5 million and Ps. 3 million, whereas selling expenses from our thermal units were Ps. 49.8 million and Ps. 15.9 million, in each case, for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

In addition, administrative expenses increased to Ps. 150.8 million for the fiscal year ended December 31, 2012 from Ps. 137.7 million for 2011, mainly due to an increase in third party fees and labor costs. Administrative expenses from our hydraulic units were Ps. 18.6 million and Ps. 11.6 million, whereas administrative expenses from our thermal units were Ps. 132.1 million and Ps. 128.6 million, in each case, for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

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

Net financial results related to our generation segment represented a loss of Ps. 273.5 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 164.6 million for 2011, primarily due to lesser income from financial interests (Ps. 30.2 million), losses generated by net foreign exchange differences (Ps. 66.1 million) and losses related to measurement of assets at present value (Ps. 67.1 million), which were partially offset by higher income of Ps. 52.8 million from commercial interests.

In 2011, our generation segment recorded net losses generated by foreign exchange differences of Ps. 42.8 million and by net interests of Ps. 150.3 million. The following table illustrates the main components of financial results from our generation segment for the periods shown:

Financial Results, in AR$mm except %	Fiscal Years Ended December 31, 2012		2011	
Financial income				
Commercial interest	66.2	88.9%	13.4	25.9%
Financial interest	8.2	11.0%	38.4	74.2%
Others	0.1	0.1%	0.0	0.0%
Subtotal	**74.4**	**100.0%**	**51.8**	**100.0%**
Financial cost				
Financial interest	(178.2)	89.2%	(172.6)	85.4%
Tax interest	(10.5)	5.3%	(27.7)	13.7%
Commercial interest	(0.7)	0.4%	(0.1)	0.0%
Others	(10.4)	5.2%	(1.7)	0.8%
Subtotal	**(199.8)**	**100.0%**	**(202.1)**	**100.0%**
Other financial results				
Foreign exchange differences, net	(108.9)	73.6%	(42.8)	300.6%
Proceeds from current value measurement	(67.5)	45.6%	(0.4)	2.0%
Changes in the fair value of financial instruments	35.6	-24.0%	34.2	-240.0%
Other financial results	(7.2)	4.9%	(5.3)	37.4%
Subtotal	**(148.1)**	**100.0%**	**(14.3)**	**100.0%**
Total	**(273.5)**	**100.0%**	**(164.6)**	**100.0%**

Finally, our generation segment recorded a net loss of Ps. 57.5 million for the fiscal year ended December 31, 2012, which includes a loss of Ps. 74.8 million attributable to the owners of the Company, compared to a loss of Ps.18.2 million for the same period in 2011.

Transmission Segment

Net sales related to our transmission activities increased by 2.6% to Ps. 264.4 million for the fiscal year ended December 31, 2012, compared to Ps. 258.1 million for 2011. Net regulated sales increased by 10.7% to Ps. 178.9 million for the fiscal year ended December 31, 2012 compared to Ps. 161.7 million for 2011, mainly as a result of the higher recognition of cost variations during the period of June 2005-November 2010 (Ps. 26.4 million in 2012 compared to Ps. 13.8 million in 2011), in accordance with the application of the Instrumental Agreement, dated December 21, 2010 and executed by Transener, Transba, the Secretariat of Energy and the ENRE, which re-determined connection charges, transmission capacity and operation and maintenance charges. Net revenues from Fourth Line royalties increased by 24.1% to Ps. 7.2 million for the fiscal year ended December 31, 2012 from Ps. 5.8 million for 2011. Other net sales decreased by 16.7% to Ps. 78.3 million for the fiscal year ended December 31, 2012 from Ps. 94.0 million for 2011, mainly due to the decrease in unregulated revenues from Transener (supervision and construction works) and Transba.

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

Net financial results represented a loss of Ps. 4.4 million for the fiscal year ended December 31, 2012, compared to Ps. 0 for 2011, primarily due to the losses from foreign exchange differences  (Ps. 37.3 million) and losses from financial interest expenses (Ps. 45.6 million), which were partially offset by gains from interests generated in the Fourth Line (Ps. 80.2 million). In 2011, our transmission segment recorded gains from interests generated in the Fourth Line of Ps. 58.2 million, which were offset by losses from foreign exchange differences (Ps. 17.2 million) and financial interest expenses (Ps. 38.7 million). The following table illustrates the main components of financial results from our transmission segment for the periods shown:

Additionally, the transmission segment recorded a benefit for income tax of Ps. 27.1 million for the fiscal year ended December 31, 2012 compared to a benefit of Ps. 10.6 million for 2011.

Finally, our transmission activities recorded a net loss of Ps. 31.2 million for the fiscal year ended December 31, 2012, compared to a net loss of Ps. 14.7 million for 2011.

Distribution Segment

Net sales from our distribution activities increased by 31.6% to Ps. 2,977.2 million for the fiscal year ended December 31, 2012 from Ps. 2,330.2 million for 2011, mainly due to the classification as held for sale of assets of EMDERSA during the second quarter of 2012, which results are accounted for as discontinued operations. The decrease in the quantity of energy sold between the analyzed periods was of 988 GWh, representing a total quantity sold of 24,670 GWh in 2012, compared to 25,658 GWh for 2011. Sales by Edenor and EDEN increased 3.3% and 22.8%, respectively, compared to the year 2011.

Cost of sales increased by 44.3% to Ps. 3,097.7 million for the fiscal year ended December 31, 2012 compared to Ps. 2,146.1 million for 2011, mainly due to increases of 55.6% in the cost of energy purchases, 18.1% in labor costs and 93.7% in third party fees. The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

Therefore, gross profit related to our distribution activities decreased by 73.3% to Ps. 120.5 million for the fiscal year ended December 31, 2012 compared to Ps. 184.1 million for 2011, mainly explained by growth in the cost of sales which was not fully offset by the increase in revenues. The gross margin related to our distribution activities decreased by 79.7% to 2.6% over sales for the fiscal year ended December 31, 2012 from 12.8% over sales for 2011. The decrease in the gross margin principally reflects the impact of the lower-margin electricity sales from Edenor and EDEN.

Selling expenses increased by 34.7% to Ps. 353.8 million for the fiscal year ended December 31, 2012 compared to Ps. 262.7 million for 2011, primarily due to an increase in third-party fees and compensation as between the periods and to increases in salaries and social security charges resulting from wage increases granted. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

Administrative expenses increased by 25.5% to Ps. 260.3 million for the fiscal year ended December 31, 2012 compared to Ps. 207.4 million for 2011, primarily due to the increase in labor costs resulting from wage increases granted and from third-party fees and compensation as between the analyzed periods. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

We recorded an operating loss on our distribution activities of Ps. 853.7 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 492.2 million for 2011, mainly due to the higher selling and administration expenses described above, which were not offset by the increase in gross margin.

Net financial results related to our distribution activities represented a loss of Ps. 414.6 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 266.7 million for 2011, primarily due to the appreciation of the U.S. Dollar on our outstanding debt incurred in that currency (Ps. 253.3 million) and financial interests (Ps. 196.8 million), which were partially offset by changes in the fair value of financial assets (Ps. 39.5 million). In 2011, our distribution segment recorded a loss of Ps. 55.3 for taxes and bank commissions and a loss of Ps. 135.1 million for foreign exchange differences, which were partially offset by income from commercial interests for Ps. 31.4 million and from financial and other interests for Ps. 240.1 million. The following table illustrates the main components of financial results from our distribution segment for the periods shown:

Financial Results, in AR$mm except %	Fiscal Years Ended December 31, 2012		2011	
Financial income				
Financial interest	50.2	66.1%	22.5	41.8%
Commercial interest	25.7	33.9%	31.4	58.2%
Subtotal	**75.9**	**100.0%**	**53.9**	**100.0%**
Financial cost				
Commercial interest	(64.5)	23.6%	(65.5)	32.1%
Financial interest	(196.8)	72.1%	(206.0)	100.9%
Tax interest	(11.0)	4.0%	47.3	-23.2%
Others	(0.8)	0.3%	20.1	-9.8%
Subtotal	**(273.1)**	**100.0%**	**(204.1)**	**100.0%**
Other financial results				
Foreign exchange differences, net	(253.3)	116.5%	(135.1)	115.9%
Result from repurchase of financial debt	-	0.0%	6.5	-5.6%
Changes in the fair value of financial instruments	39.5	-18.2%	29.6	-25.4%
Others	(3.5)	1.6%	(17.6)	15.1%
Subtotal	**(217.4)**	**100.0%**	**(116.5)**	**100.0%**
Total	**(414.6)**	**100.0%**	**(266.7)**	**100.0%**

In turn, our distribution operations recorded an income tax benefit of Ps. 137 million in the fiscal year ended December 31, 2012, compared with a charge of Ps. 29.7 million in 2011.

Finally, our distribution activities registered a net loss of Ps. 1,116.4 million for the fiscal year ended December 31, 2012, of which Ps. 669.3 million is attributable to the owners of the Company, compared to a net loss of Ps. 708.43 million for 2011.

Holding and Others Segment

Net sales related to our holding and others segment were Ps. 188.4 million for the fiscal year ended December 31, 2012 compared to Ps. 55.6 million in 2011. In 2012, these sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees from related and other parties.

Cost of sales related to our holding and others segment increased by 66.4% to Ps. 67.7 million in the fiscal year ended December 31, 2012 compared to Ps. 42.2 million for 2011.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

Therefore, gross profit related to our holding and others segment was Ps. 120.7 million for the fiscal year ended December 31, 2012 compared to Ps. 13.4 million for 2011, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our holding and others segment increased to Ps. 2.9 million for the fiscal year ended December 31, 2021 compared to Ps. 1.0 million for 2011. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

Administrative expenses amounted to Ps. 129.1 million for the fiscal year ended December 31, 2012 compared to Ps. 42.3 million for 2011, principally due to our activities in Petrolera Pampa and to the relocation of employees from Pampa Generación to Pampa Energía, caused by the merger of those companies, which produced an increase of Ps. 48.5 million compared to 2011. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

Operating benefits related to our holding and others segment amounted to Ps. 3.8 million for the fiscal year ended December 31, 2012 compared to an operating benefits of Ps. 73.9 million for 2011, primarily explained by the fact that 2012 net sales did not offset the administrative costs and expenses described above.

Net financial results related to our holding and others activities represented a profit of Ps. 126.4 million for the fiscal year ended December 31, 2012 compared to a loss of Ps. 36.8 million for 2011, primarily due to gains generated by changes in the fair value of financial assets (Ps. 146.9 million), foreign exchange difference (Ps. 17.6 million), which gains were partially offset by losses from financial interests (Ps. 29.4 million) and tax interests (Ps. 8.7 million). During 2011, our holding and others segment recorded losses that were mainly generated by foreign exchange differences (Ps. 7.6 million). The following table illustrates the main components of financial results from our holding and others segment for the periods shown:

Resultados Financieros, en AR$mm excepto %	Fiscal Years Ended December 31, 2012		2011	
Financial income				
Financial interest	3.4	70.0%	1.2	100.0%
Others	1.4	30.0%	0.0	0.0%
Subtotal	**4.8**	**100.0%**	**1.2**	**100.0%**
Financial cost				
Financial interest	(29.4)	71.9%	(9.5)	36.2%
Tax interest	(8.7)	21.4%	(4.2)	16.1%
Others	(2.8)	6.7%	(12.6)	47.7%
Subtotal	**(40.8)**	**100.0%**	**(26.3)**	**100.0%**
Other financial results				
Changes in the fair value of financial instruments	146.9	90.4%	-	0.0%
Foreign exchange differences, net	17.6	10.8%	(7.6)	64.3%
Others	(2.0)	-1.3%	(4.2)	35.7%
Subtotal	**162.4**	**100.0%**	**(11.8)**	**100.0%**
Total	**126.4**	**100.0%**	**(36.8)**	**100.0%**

Also, our holding and others segment recorded an income tax charge of Ps. 4.7 million for the fiscal year ended December 31, 2012, compared to a charge of Ps. 4.0 million for 2011.

Finally, our holding and others segment registered a net profit of Ps. 125.5 million for the fiscal year ended December 31, 2012 compared to a net profit of Ps. 33.0 million recorded in 2011.

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make certain recent acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and EPCA through a combination of funds from operations, and short-term borrowings, part of which we have refinanced in the capital markets.  In 2012, we spun off EMDERSA and sold its subsidiaries other than EDELAR and EGSSA, as well as started the exchange process from CIESA notes to CIESA shares.  In March 2013, we sold our controlling interest in AESEBA and in October 2013, we sold our controlling interest in EDELAR.  For more information about EDELAR sale please see Presentation of Information – Recent Developments – Mergers – CTG; EGSSA and EGSSAH. For more information about the spin-off of EMDERSA and sales of certain distribution assets please see “Item 4 – Information on the Company – Our Business - Asset Sales and Acquisitions.”

Our business activities are now focused on the development and value-enhancement of our energy assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses such as our investments in the oil and gas sector and our acquisition of certain distribution assets.  Historically, our operating subsidiaries have relied on their respective cash flows from operations and on short-term and long-term borrowings to finance their operations, including capital expenditures.  We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders, cash flow from the operations of our subsidiaries and short-term and long-term borrowings, while our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings to finance their capital requirements in the near term.  We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities.

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

We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables.  In our generation segment, our non-current trade receivables relate to (i) amounts owed us by FONINVEMEN, which are payable in 120 monthly installments, and (ii) credits against CAMMESA that we expect to collect through different mechanisms under the regulatory framework.  See “Item 4.  Information on the Company—The Argentine Electricity Sector—FONINVEMEN”.  Our total non-current trade receivables amounted to Ps. 268.9 million as of December 31, 2012.  See “Item 4. Information on the Company -Our Business - Our Distribution Business,” “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates – Going concern Status” and Note 43 to our Consolidated Financial Statements for a description of our Subsidiaries’ economic and financial situation.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	At December 31,
	2013	2012	2011
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	167.8	288.5	401.9
Net cash and cash equivalent generated by operating activities	1,795.8	1,198.1	1,063.8
Net cash and cash equivalent used in investing activities	(1,575.4)	(903.1)	(1,657.5)
Net cash and cash equivalent (used in) generated by financing activities	(97.7)	(457.3)	383.1
Foreing currency exchange difference generated by cash and cash equivalent	51.2	41.6	97.2
Cash and cash equivalent at the end of the year	341.7	167.8	288.5

Net cash and cash equivalent generated by operating activities

Net cash generated by operating activities amounted to Ps. 1,795.8 million for the year ended December 31, 2013, attributable principally to negative adjustments of Ps. 295.9 million for changes in the fair value of financial instruments, Ps. 2,933.1 million for Higher Cost Recognition – SE Resolution No 250/2013 and SE Note No 6852/13 in our distribution segment, and Ps. 88.9 million for result from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 371.3 million for depreciation and amortization of assets, Ps. 735.7 million for foreign currency exchange difference, Ps. 446.2 million for interest accruals, Ps. 199.1 for discontinued operations at our distribution segment, and Ps. 155.9 million for results for discounted value measurement.

Changes in operating assets and liabilities amounted to Ps. 2,555.9 million for the year ended December 31, 2013. These changes in operating assets and liabilities were primarily due to a Ps. 1,483.2 million increase in trade and other payables, Ps. 1,079.2 million increase in proceeds from funds obtained – CAMMESA operating financing, and Ps. 491.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 508.7 million increase in trade and other receivables.

Net cash and cash equivalent generated by operating activities amounted to Ps. 1,198.1 million for the year ended December 31, 2012, attributable principally to positive adjustments, including losses related to a Ps. 108.3 million impairment of property, plant and equipment, Ps. 374 million for depreciation and amortization of assets, Ps. 344.6 million for foreign currency exchange difference, Ps. 380.5 million for interest accruals, Ps. 298.9 for discontinued operations at our distribution segment and Ps. 72 million for results for discounted value measurement, which were partially offset by the negative adjustments of  and Ps. 191.9 million for changes in the fair value of financial instruments and Ps. 21.5 million result from repurchase of corporate bonds.

Changes in operating assets and liabilities amounted to Ps. 908.1 million for the year ended December 31, 2012. These changes in operating assets and liabilities were primarily due to a Ps. 260 million increase in trade and other payables, Ps. 295.7 million increase from funds obtained – CAMMESA operating and financing, and Ps. 410.7 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 149.3 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 1,063.8 million for the year ended December 31, 2011, attributable principally to positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 647.7 million impairment of property, plant and equipment and intangible assets, Ps. 368.2 million for depreciation and amortization of assets, Ps. 194.3 million for foreign currency exchange difference, Ps. 288.8 million for interest accruals, Ps. 330 for discontinued operations at our 1distribution segment and Ps. 25.4.2 million for setting up of provisions, which were partially offset by the negative adjustments of Ps. 505.9 million for profit of acquisition of subsidiaries and Ps. 44 million for changes in the fair value of financial instruments.

Changes in operating assets and liabilities amounted to Ps. 626.8 million for the year ended December 31, 2011. These changes in operating assets and liabilities were primarily due to a Ps. 181 million increase in trade and other payables and a Ps. 393.6 million increase from funds obtained in respect of PUREE

Net cash and cash equivalent used in investing activities

Net cash and cash equivalent used in investing activities amounted to Ps. 1,575.4 million for the year ended December 31, 2013, principally due to Ps. 1,197.8 million in capital expenditures, Ps. 353.5 million paid for the purchases of financial assets at fair value, Ps. 282.2 million in subscription and rescue of investments funds, net, and Ps. 124.2 million in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalent were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 307.8 million of proceeds from the sale of financial at fair value.

Net cash and cash equivalent used in investing activities amounted to Ps. 903.1 million for the year ended December 31, 2012, principally due to Ps. 640.4 million in capital expenditures, Ps. 689.6 million paid for the purchases of financial assets at fair value, Ps. 123.2 million in subscription and rescue of investments funds , and Ps. 236.1 million used in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalent were partially offset by net cash generated by our investing activities, including Ps. 782.7 million of proceeds from the sale of financial assets.

Net cash and cash equivalent used in investing activities amounted to Ps. 1,657.5 million for the year ended December 31, 2011, principally due to Ps. 666.2 million in capital expenditures, Ps. 570 million in payment for the acquisition of our subsidiaries EMDERSA, AESEBA and EPCA, Ps. 549.4 million paid for the acquisition of financial assets at fair value through profit and loss, principally for the corporate securities of CIESA at our holding and others segment, and Ps. 606.7 million used in connection with discontinued operations at our distribution segment. These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 485.3 million of proceeds from the sale of financial assets, Ps. 126.8 of proceeds from the sale of subsidiary and Ps. 87.8 million from decreases in restricted financial assets.

Net cash and cash equivalent (used in) generated by financing activities

Net cash and cash equivalent used in our financing activities amounted to Ps. 97.7 million for the year ended December 31, 2012, principally due to payments of Ps. 779.6 made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These uses of cash and cash equivalent were partially offset by Ps. 656.5 million of net cash and cash equivalent generated by borrowings at our different segments and Ps. 25.4 million generated in connection with discontinued operations at our distribution segment.

 Net cash and cash equivalent used in our financing activities amounted to Ps. 542.2 million for the year ended December 31, 2012, principally due to payments of Ps. 901.5 million made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These sources of cash were partially offset by Ps. 222.5 million of net cash generated by borrowings at our different segments and Ps. 136.8 million of proceeds from discontinued operations at our distribution segment.

Net cash and cash equivalent generated by our financing activities amounted to Ps. 383.1 million for the year ended December 31, 2011, principally due to Ps. 1,322.6 million of net cash generated by borrowings at our different segments and Ps. 42 million of proceeds from discontinued operations at our distribution segment. These sources of cash were partially offset by payments of Ps. 963.4 million made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments, and Ps. 18.1 million used for net payment of dividends.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2013 and 2012:

	At December 31,
	2013		2012
	(in millions of pesos)
Generation	Ps.	50.8	Ps.	71.6
Distribution		1,092.3		544.3
Holding and others		140.4		47.1
	Ps.	1,283.5	Ps.	663.0

In 2013, our capital expenditures in our generation segment mainly related to materials and spare parts (Ps. 13.5 million), generation equipment and machinery (Ps. 18.1 million) and work in progress and advances to suppliers (Ps. 17.8 million). In our distribution segment, we invested Ps. 1,092.3 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and other segment increased in line with our capital expenditures required by our oil and gas business (Ps. 139.3 million).

In 2012, our capital expenditures in our generation segment mainly related to materials and spare parts (Ps. 30.7 million), generation equipment and machinery (Ps. 17.2 million) and work in progress and advances to suppliers (Ps. 19.6 million). In our distribution segment, we invested Ps. 544.3 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and other segment increased in line with our capital expenditures required by our oil and gas business (Ps. 45.4 million).

Except as described below, we currently expect our capital expenditures in 2014 to remain in line with our capital expenditures in 2013 as it relates to maintenance and capital expenditures in our generation and distribution operations. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required by our oil and gas business.  We expect to cover such capital expenditures with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings.  See “Item 4.  Information on the Company—Our Business—Our Generation Business.”

Piedra Buena does not have sufficient funds to begin the major maintenance works in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance works scheduled for early 2014. It should be pointed out that if the necessary funds are obtained, maintenance works will initially have a negative impact on Piedra Buena’s operating cash flows, since these tasks will prevent the plant from generating power during a period of approximately six months.

According to Piedra Buena’s management estimates, the new remuneration scheme implemented through SE Resolution No. 95/2013 —even within a scenario of maximum availability of Piedra Buena’s units— would not allow to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period.

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

Our total consolidated financial debt as of December 31, 2013 was Ps. 3,678.1 million, of which 79.5% was long-term debt.  Approximately 80.3% of our consolidated debt outstanding at December 31, 2013 was denominated in foreign currencies, mainly in U.S. Dollars.

The below is a description of the main characteristics of the indebtedness of our group companies.

Under the terms of their respective outstanding debt, our group companies are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2013, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

Piedra Buena has entered into short-term borrowings for working capital purposes. In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short-term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs. During the fiscal years ended December 31, 2011, 2010 and 2009, Piedra Buena issued seven VCP series under this program, for a total amount of Ps.367.4 million. In addition, the shareholder approved under a shareholder meeting held on December 13, 2011, the increase of the amount of the program from Ps. 200 million to Ps. 300 million, which was approved by the CNV on March 12, 2012 and by the Buenos Aires Stock Exchange on February 10, 2012. As December 31, 2012 Piedra Buena has cancelled all of the VCPs issued under the program. Also, on September 24, 2013, the board of directors of Piedra Buena decided to delist and deregister from the public offering regime governing the valores representativos de deuda de corto plazo.  On October 30, 2013, the CNV granted the exclusion.

On March 21, 2011, the Piedra Buena entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of Piedra Buena, for a total amount of Ps. 56.8 million, in accordance to SE Resolution No. 146/2002 and Notes Nos.6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the SE.

As from the works’ conclusion of each unit, Piedra Buena guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by Piedra Buena under this contract, Piedra Buena assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to CTLL as of December 31, 2010.

As of May 2011, Piedra Buena finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by Piedra Buena, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. During this fiscal year, the Piedra Buena has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement. The penalties received by the Piedra Buena during the fiscal year ended December 31, 2013 amount to Ps. 4.7 million.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

On January 27, 2012, Piedra Buena executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to Ps. 69.6 million.

On January 8, 2013, Piedra Buena signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus VAT pursuant to ES Resolution No. 146/2002 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed Piedra Buena of the modification to that financing pursuant to the provisions approved by SE Resolution No. 356/2013 increasing financing to Ps. 32.7 million plus VAT in order to expand to cover 100% of maintenance costs.

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

At the date of this annual report, Piedra Buena has received all of the funds under this agreement totaling Ps. 39.5 million and CAMMESA has not yet begun to send liquidation with the installments of principal and interest.

Finally, in August 2013, through Piedra Buena LegR Note No. 64/13, CPB submitted to CAMMESA the “2014-2015 Maintenance Plan” for the conduction of major maintenance works in units BBLATV29 and BBLATV30, requesting its approval based on a remuneration scheme that would allow for their financing as the remuneration set by SE Resolution No. 95/2013 was insufficient to bear the costs of major maintenance works.

The 2014-2015 Maintenance Plan was amended and adjusted after the meetings held with representatives of CAMMESA and the Technical Group (CPB LegR Notes No. 65/13, 67/13 and 72/13). The total estimated amount of the works to be executed is US$ 82 million plus VAT and associated import duties.

Negotiations have begun with the SE and CAMMESA to define the implementation of the financing necessary to perform the works but had not yet concluded as of the date hereof, pending determination of the plan’s scope.

In view of the insufficiency of the remuneration contemplated by SE Resolution No. 95/2013 to finance such works, the constant decrease in the Company’s operating results since late 2011 until becoming negative, and the impossibility to resort to external financing, Piedra Buena will be forced to put off the performance of major maintenance works, which will certainly result in a lower availability of its units and the resulting decrease in income derived from the remuneration system set forth by SE Resolution No. 95/2013.

Güemes

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013 (the “2013 Bonds”), having obtained an 88.7% acceptance rate on the total debt subject to restructuring. Said restructuring consisted of exchanging the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of U.S.$ 22 million at a 10.5% rate, which are payable on March 11 and September 11 of each year and mature in September 2017 (the “2017 Bonds”). In June and July 2009, CTG repurchased under successive transactions at market prices its 2017 Bonds for a total of U.S.$ 18.2 million (nominal value). During the year ended December 31, 2011, CTG repurchased under successive transactions and at market prices its 2013 and 2017 Bonds for a nominal value of U.S.$ 1.3 million and U.S.$ 0.8 million respectively. The remaining 2013 and 2017 Bonds outstanding as of December 31, 2012 totaled a nominal value of U.S.$ 4.8 million and U.S.$ 3.1 million, respectively. As of December 31, 2013, the 2013 Bonds were paid in full, CTG held all the repurchased 2017 Bonds in its portfolio and the outstanding 2017 Bonds total a nominal value of U.S.$ 3.1million.

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

In addition, on October 11, 2011, Güemes’ Extraordinary General Meeting of Shareholders, approved the creation of a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to U.S.$ 50 million or its equivalent in other currencies (the “Güemes Corporate Bonds Program”).  The shareholders of Güemes also vested Güemes’ board of directors with the power to establish the terms of any debt under the Güemes Corporate Bonds Program and the time of the issuance of such debt.  In this sense, on January 17, 2012 the board of directors approved the terms and conditions of the Güemes Corporate Bonds Program. Also, on February 6, 2012 the board of directors approved the terms and conditions of the class 1 and 2 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2012, Güemes issued class 1 notes for an amount of Ps 47 million at an interest rate equal to the private Badlar rate plus 2.9% and the class 2 notes for an amount of Ps. 51.7 at an interest rate equal to the private Badlar rate plus 3.4%.  Additionally, on December 21, 2012 the board of directors approved the terms and conditions of the class 3 and 4 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2013, Güemes issued class 3 notes for an amount of Ps. 36.7 million at an interest rate equal to the private Badlar rate plus 4% and the class 4 notes for an amount of U.S.$ 9.5 million at a fixed rate of 3%. The terms and conditions of Notes of Class 3 and 4 permitted settlement of the same with Notes of class1 and/or 2. As a result of this issuance, Ps. 14,000,000 were settled in Class 2, and those Notes are held in CTG’s portfolio.

On January 3, 2014 the board of directors approved the terms and conditions of the Class 5 Notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2014, Güemes issued class 5 notes for an amount of Ps. 60.127.495 million at an interest rate equal to the private Badlar rate plus of 5%. The terms and conditions of Class 5 Notes permitted settlement of the same with Notes of Class 3 and/or 4. As a result of this issuance, Ps. 19,092,025 were settled in Class 4 and Ps. 1,835,470 were settled in Class 3, and those Notes are held in CTG’s portfolio.  As of the date of this annual report, the Class 1, 2 and 3 Notes have been totally cancelled. The final maturity dates of the Class 4 and 5 Notes are March 6, 2015 and September 6 2016, respectively. In all cases interest is paid on a quarterly basis.

On February 27, 2013, Banco Hipotecario S.A., Banco Santander Rio S.A., the branch of Citibank N.A., established in Argentina and Standard Bank Argentina S.A granted Güemes a two-tranche financing for an aggregate amount of Ps. 78.7 million, one tranche for Ps. 61.3 million which accrues interest at a floating rate equal to the adjusted Badlar rate plus a nominal spread of 3.75% per annum, and another tranche for Ps. 17.4 million, which accrues interest at a fixed nominal rate equivalent to 22.25% per annum. Interest is payable quarterly as from the granting date and the principal amount is amortized in one installment at the maturity date. On December 20, 2013, the parties of the abovementioned loan entered into an amendment, pursuant to which (i) the nominal spread of the first tranche was increased to 5% and the fixed nominal rate of the second tranche was also increased to 29%; and (ii) the amortization of the principal amount was modified with a new scheme of payment occurring in ten quarterly installments starting in June 2014, the first four of Ps.6 million each, the next three of Ps.8 million each, the next two of Ps.10 million each and the last one of Ps.10.7 million to be paid on September 20, 2016.

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

-Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable 66 months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital. As of the date of this annual report the outstanding CTLL bonds have a nominal value of U. S. $. 188,026,595.45 million.

On March 10, 2014, Loma de la Lata made the first payment of principal for Ps. 186.5 million.

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

On April 5, 2013, the branch of Citibank N.A. established in Argentina, granted financing to Loma de la Lata for a total amount of Ps. 49 million, which accrues interest at: (i) for the periods between the date of disbursement and July 1, 2013, 19.00%; (ii) for the periods between July 1, 2013 and July 1, 2014, 20.50%; and (iii) for the periods between July 1, 2014 and the date of final maturity, 22.25%. Interest is payable on a monthly basis as from the disbursement date and principal is repayable in four quarterly installments with the first due on January 1, 2014.

Finally, on September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this loan, in the amount of Ps. 24 million, which accrues interest: (i) at a 20.5% rate for the period comprised between the disbursement date and July 1, 2014; (ii) at a 22.25% rate for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on January 1, 2014.

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

Additionally, due to the delay in the implementation of the cost adjustments as set forth in the Definitive Agreements, on May 12, 2009, pursuant to Resolution No. 146/2002 of the Secretariat of Energy, Transener and Transba entered into a financing agreement with CAMMESA (as lender) for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively (the “Initial CAMMESA Agreement”). On December 30, 2009, both companies and CAMMESA executed an amendment to the Initial CAMMESA Agreement (the “Mutual Fund Amendment”, and together with the Initial Agreement, the “CAMMESA Financing”), pursuant to which the available financing amount to be provided by CAMMESA was increased to up to Ps.107.7 million and Ps.42.7 million for Transener and Transba, respectively. Transener and Transba will apply the receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations (pursuant to the Instrumental Agreement) to the cancellation, up to such amounts, of the financing granted by CAMMESA.  On May 2, 2011, Transener and Transba executed amendments to the financing agreements with CAMMESA, which provided for:  i) the cancellation of the amounts received as of January 17, 2011 by both companies pursuant to the financing granted by the agreements executed on May 12, 2009; ii) the granting to Transener and Transba of new loans for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations from June 2005 to November 2010; and iii) all amounts owed to Transener under the Instrumental Agreements would serve as a guarantee for the new CAMMESA Financing.  The funds arising from the new loans were used for operation and maintenance purposes and additionally applied to the investment plan for the year 2011.  Disbursements are made through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the Secretariat of Energy. As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

On October 25, 2013 and January 29, 2014, Transba and Transener, respectively negotiated the Addenda III.

Distribution

Edenor

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for the following three series of newly issued notes, which we refer to as the restructuring notes:

•         U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016, with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•         U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019, with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•         U.S. $239,999,985 Discount Notes due December 14, 2014, with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

As of the date of this annual report, all of the restructuring notes have been repaid and cancelled.

In October 2007, Edenor completed an offering of U.S. $220 million aggregate principal amount of its 10.5% Senior Notes due 2017, which Edenor refers to as the Senior Notes due 2017. Edenor used a substantial portion of the proceeds from that offering to redeem in full its Discount Notes due 2014 in several transactions throughout the period from October through December 2007.

During 2008, Edenor repurchased U.S. $17.5 million of its Senior Notes due 2017, of which U.S. $6 million Senior Notes due 2017 were cancelled.

In May 2009, Edenor issued Ps. 75.7 million principal amount of Par Notes due 2013 under its Medium Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2013, these Notes had been fully paid.

During 2009, Edenor repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to Edenor as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, Edenor issued Senior Notes due 2022 with a face value of U.S. $ 230.3 million, of which U.S. $ 140 million were subscribed under a cash offer and U.S. $ 90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S. $ 9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor lunched an offer to purchase under which Edenor purchased Senior Notes due 2017 with a face value of U.S. $33.6 million for U.S. $35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.  As of the date of this annual report, the outstanding amount of Senior Notes due 2022 is U.S. $176.4 million. Edenor repurchased and cancelled U.S. $ 123.6 million, out of which, AESEBA Sale Trust repurchased U.S. $ 66.8 million.

On October 18, 2010, Edenor cancelled Senior Notes due 2017 with a nominal value of U.S. $65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, Edenor cancelled Senior Notes due 2017 for a face value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of the date of this annual report, the outstanding amount of Senior Notes due 2017 is U.S. $14.8 million. Edenor through AESEBA Sale Trust, repurchased and cancelled U.S. $ 10 million.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, Edenor entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). Edenor made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2013 and 2012, the outstanding balance under these loans amounted to Ps. 0.4 million and Ps. 1.2 million, respectively.

Other Business

Petrolera Pampa

On July 27, 2011, Petrolera Pampa’s Extraordinary General Meeting of Shareholders approved the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term corporate bonds (simple, non-convertible into shares), promissory notes or VCPs with common, special and/or floating security and/or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not. During the years 2011, 2012 and 2013, Petrolera Pampa issued series 1, 2, 3, 4, 5, 6 and 7 VCPs, for a total amount of Ps.46,654,990, Ps. 32,564,000, Ps. 34,396,246, U.S.$ 6,520,523, Ps. 77,821,661, U.S.$ 4,342,138 million and Ps. 65,400,000, respectively, at an interest rate equal to the private Badlar rate plus 3.5%, 2.75%, 4.25%, 2.99% and 4% for series 1, 2, 3, 5 and 7, respectively, and fixed rates at 4.25% and 0.01% for series 4 and 6, respectively.  Principal is due 365 calendar days after the issuance date, and interest is payable on a quarterly basis.

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the Badcor rate (the corrected Badlar rate) plus a 3.55% nominal annual spread. Interest is payable on a monthly basis as from the disbursement date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the disbursement date. The funds were allocated to the refinancing of liabilities. As of the date of this annual report, all amounts due under this agreement were cancelled.

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

On March 19, 2013 and May, 10, 2013, Petrolera Pampa’s Extraordinary General Meetings of Shareholders, approved the creation of a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to U.S.$ 100 million or its equivalent in other currencies (the “Petrolera Pampa Corporate Bonds Program”).  The shareholders of Petrolera Pampa also vested Petrolera board of directors with the power to establish the terms of any debt under the Petrolera Pampa Corporate Bonds Program and the time of the issuance of such debt.  In this sense, on March 21, 2013, the board of directors approved the terms and conditions of the Petrolera Pampa Corporate Bonds Program. Also, on May 6, 2013 the board of directors approved the terms and conditions of the Class 1 Notes to be issued under the Petrolera Pampa Corporate Bonds Program, and on June 26, 2013, Petrolera issued Class 1 Notes for an amount of Ps 254,8 million at an interest rate equal to the private Badlar rate plus 3% and a maturity of 36 month from its issuance.

Holding and Others

The Company

On October 6, 2011, TGS granted a loan for the amount of U.S.$ 26 million (Ps. 109.4 million) to the Company for an initial one-year period (automatically renewable for one year upon expiration) that accrues interest at a 6.8% annual rate plus VAT. On October 6, 2012, such loan was renewed for an amount of U.S.$ 26 million plus the interest accrued during the first one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of transaction. Also, on April 26, 2013 the maturity of the loan was extended until October 6, 2014 with an automatic renewal of one year and included the possibility of payment at maturity or in advance through the full and unconditional assignment to TGS of all the Company’s rights and obligations under the ICSID Claim, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in an agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS..

PISA

Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank Plc., which allowed the Company to obtain financing for a total amount of U.S.$ 60 million.  On March 4, 2011, Pampa Inversiones received additional financing from such entities for U.S.$30 million.  On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension, which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments starting as of February 11, 2013 and due in August 11, 2015.  On July 13, 2012 the parties of the above mentioned agreement, entered into an amended and restated agreement pursuant to which, a portion of the loan was cancelled. Citibank’s portion was cancelled in full, with the remaining U.S.$ 20 million owed to Standard Bank Plc. Also, on January 24, 2013, Standard Bank Plc. and Pampa Inversiones entered into an amendment to the amended and restated credit agreement pursuant to which U.S.$ 8 million were prepaid. As of the date of this annual report, the principal amount was fully cancelled.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2013 and the period in which the contractual obligations come due.  Peso amounts have been translated from Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2013 of Ps. 6.521 to U. S$. 1.00.

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments Obligations
Long-term debt obligations (1)	6,537.3	1,086.8	1,428.7	1,678.4	2,343.5
Capital Expenditures (2)	1,257.2	642.9	579.4	34.8	-
Royalty payments (3)	186.4	25.4	66.4	63.1	31.6
Operating leases(4)	42.0	21.0	20.7	0.3	-
	8,022.9	1,776.0	2,095.2	1,776.6	2,375.1
	-	-
Purchase Obligations
Natural gas purchase agreements for electricity generation (5)	1,063.9	1,029.5	34.4	-	-
Natural gas transportation agreement (6)	63.9	2.7	4.5	4.5	52.2
	1,127.8	1,032.2	38.8	4.5	52.2

Other
Accrued fines and penalties (7)	923.8	87.7	836.1	-	-
Total	10,074.4	2,895.9	2,970.1	1,781.1	2,427.3

(1)        Includes amortization of principal and interest payments.  See “Debt” for a broader description of our financial debt.

(2)     Includes executed contractual obligations relating to our generation business.  Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards.

(3)     Based on estimated payments included in our annual budget; royalty payments beyond 2015 are calculated based on average hydraulicity.

(4)     Represents our minimum required lease payments.

(5)     Based on the estimated average price of Ps. 1182.01 per Dam3.

(6)     Based on the estimated average price of Ps. 10.83 per Dam3.

(7)     Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the balance of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.

Sales Obligations
Electric power (1)	314.7	294.8	19.9	-	-
Total	314.7	294.8	19.9	-	-

(1)     Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2013 and may not reflect actual future prices of these commodities. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

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

Pursuant to section 12 of our by-laws, any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a “Proposing Shareholder”) may require our board of directors to give notice to our other shareholders of the candidate or candidates to be nominated by such shareholder or group of shareholders at our shareholders’ meeting for election of our board of directors.  To such end, the relevant slate executed by the Proposing Shareholder or its representatives, as applicable, will be sent to the chairman of our board of directors, no less than five business days prior to the date of the relevant shareholders’ meeting, to be published in the Bulletin of the Buenos Aires Stock Exchange at least two days prior to the date of our shareholders’ meeting.  To facilitate the formation of the slates and the record of the candidates’ names, as of the date of the first notice calling for the relevant meeting, a special book will be made available to our shareholders at our registered office in which the names of the candidates proposed by any proposing shareholder shall be recorded.  Similarly, our board of directors will propose to the shareholders’ meeting the candidates for election by slate or, if election by slate is objected to, individually.  The names of the candidates proposed by the board will be made known to all our shareholders together with the slates proposed by the Proposing Shareholder.  In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us.  Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected.  If no slate obtains such majority, a new vote will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected.  The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

Duties and Liabilities of Directors

Pursuant to section 59 of the Ley de Sociedades Comerciales No. 19,550 (Argentine Business Companies Law, or “BCL”), directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person.  Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL.  The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests.  A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, three of whom have terms that expired in December 2013, while another three have terms that will expire in December 2014 and the remaining four have terms that will expire in December 2015.  In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.  The directors taking the place of the three of the directors of the board whose term expired in December 2013, will be appointed at the shareholders’ meeting scheduled for April 30, 2014.  Our board must be renewed as follows, for each of the first two years, three directors must be renewed and on the third year four of our directors must be renewed.

Full Name	Age	Position	Appointment Date	Termination Date
Gustavo Mariani	43	Chairman	14/04/2011	31/12/2013
Ricardo Alejandro Torres	56	Vice Chairman	14/04/2011	31/12/2013
Marcos Marcelo Mindlin	50	Director	27/04/2012	31/12/2014
Damián Miguel Mindlin	48	Director	27/04/2012	31/12/2014
Diego Martín Salaverri	49	Director	26/04/2013	31/12/2015
Eduardo Setti	43	Director	12/08/2013	31/12/2015
Emmanuel Antonio Alvarez Agis(1)	32	Director	27/04/2012	31/12/2014
Pablo Ferrero (1)	51	Director	14/04/2011	31/12/2013
Marcelo P. Blanco (1)	51	Director	26/04/2013	31/12/2015
Isaac Héctor Mochón(1)	70	Director	25/04/2013	31/12/2015
Pablo Diaz	56	Alternate Director	25/04/2013	31/12/2015
Alejandro Mindlin	38	Alternate Director	25/04/2013	31/12/2015
Gabriel Cohen	49	Alternate Director	25/04/2013	31/12/2015
Carlos Perez Bello (1)	59	Alternate Director	26/04/2013	31/12/2015
Brian Henderson	68	Alternate Director	27/04/2012	31/12/2014
Mariano Batistella	31	Alternate Director	25/04/2013	31/12/2015
Romina Benvenuti	34	Alternate Director	25/04/2013	31/12/2015
Carlos Tovagliari (1)	54	Alternate Director	25/04/2013	31/12/2015

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Executive Director	50
Gustavo Mariani	Chairman, Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business	43
Ricardo Alejandro Torres	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer and Chief of Distribution	56
Damián Miguel Mindlin	Chief Investment Portfolio Manager	48
Horacio Turri	Oil & Gas Manager	53
Gabriel Cohen	Corporate Financing Manager	49
Orlando Escudero	Operations and Maintenance Co-Manager	56
Ruben Turienzo	Commercial Manager	49
Mario Ricardo Cebreiro	Human Recourses Manager and Operations and Maintenance Co-Manager	61

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A., EPCA, TGS, Compañía de Inversiones de Energía S.A., Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Comunicaciones y Consumos S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Bodega Loma de la Lata S.A., Powerco, CAM Gerenciadora S.A., Grupo Dolphin Holding S.A., Dolphing Securities S.A., Cliston Company S.A., Consultores Fund Management, Dolphin Fund Management, Pampa F&F, Pampa Comercializadora S.A.,Transba and as alternate director of Citelec and Transener.  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a master’s degree in Business Administration from the Universidad del CEMA.

Ricardo Alejandro Torres was born on March 26, 1958.  He has been a member of our board of directors since November 2005 and was elected as Vice Chairman in 2013.  From 1993 and 2001, Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A.  Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor.  Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires.  He currently serves as director of Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A., Inversora Diamante S.A, Güemes, Powerco, Loma de la Lata, Piedra Buena, IPB, IEASA S.A, Energía Distribuida S.A., Petrolera Pampa, Pampa Participaciones S.A., Bodega Loma de la Lata S.A., Citelec(alternate director), Transba (alternate director), Pop Argentina S.R.L., Todo Capital S.R.L., Pampa Inversiones, EPCA S.A., Transelec Argentina S.A., Ponderosa I, Ponderosa II, Rt Warrant Holding S.A., Orígenes Seguro de Retiro S.A. (alternate director) and Orígenes Seguros de Vida S.A. (alternate director).  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been a member of our board of directors since 2006.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM Gerenciadora S.A., HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., EPCA, TGS (alternate director), Compañía de Inversiones de Energía S.A. (alternate director), Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A., Dolphin Securities S.A., Orígenes Seguros de Vida S.A., Filmert Company S.A., Glencore S.A. and Consultores Fund Management.  In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as director of Edenor (alternate director), Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM Gerenciadora S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A.,  Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones, Bodega Loma de la Lata S.A., EPCA S.A. (alternate director), Citelec (alternate director), Grupo Dolphin Holding S.A., ARPHC S.A., Estancia María S.A., Pampa Comercializadora S.A., Filmert Company S.A., Glencore S.A., Consultores Fund Management, Dolphin Fund Management, Pampa F&F and Dolphing Securities S.A.  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor (alternate director), Estancia María S.A., Socotherm Amercias S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., CIESA, TGS, ST Inversiones S.A., and Grupo ST S.A. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Eduardo Pablo Setti was born on February 16, 1971.  Mr. Setti is also a director of Metrovías, Gas Natural Ban S.A., Transener and Edenor. Mr. Setti holds a degree in Economics from the UADE.

Emmanuel Antonio Alvarez Agis was born on May 9, 1981. Mr. Alvarez Agis has been a member of our board of directors since 2012. He is also director of Edenor and Transener. Mr. Alvarez Agis is the Secretario de política económica y planificación del desarrollo. He holds a degree in Economics from the Universidad de Buenos Aires.

Marcelo P. Blanco was born in 1962.  Mr. Blanco has been a director of Pampa since 2013.  He also served as chief country officer of Deutsche Bank S.A. Previously, he worked at Deutsche Bank Securities as managing director, head of Latin America capital markets and sales and also at Copernico Capital Partners, UBS Warburg Dillon Read, The Chase Manhattan Bank N.A. and The First Boston Corporation.  He is also director of Buenos Aires Petróleo S.A. and B y D Platería S.A.  Mr. Blanco holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and a master’s degree in Economics from the University of California.

Isaac Héctor Mochón was born on August 9, 1943. Mr. Mochón has been a director of the Company since 2013. Mr. Mochón also serves as director of Design Suites S.A. and Misted.  Mr. Mochón holds a law degree from the Universidad de Buenos Aires.

Pablo Ferrero was born on December 30, 1962. Mr. Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a MBA at the University of Washington. He joined Perez Companc in 1991 and in 1993 he was assigned to TGS as Transportation and Business Development Manager. From 1997 to 1998 he was Marketing and Tariffs Vice President. In 1998, he returned to Perez Companc (now Petrobras Energía) as Vice President in charge of the Oil and Gas Marketing and Transportation Business Unit, and in 2001 he was appointed Vice President of Planning and Business Development, position he held until June 2004, when he became CEO of TGS.  Between 2006 and 2011, Mr. Ferrero was Executive Vice President responsible for the Southern Cone activities for AEI energy.  Mr. Ferrero has served as director and chairman of the board of several Latin American energy corporations, including TGS, Transener, Edesur, Petrobras Energía, Promigas (Colombia), Chilquinta (Chile) and Luz del Sur (Peru).

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

Carlos Perez Bello was born on September 19, 1954.  He has been an alternate director of Pampa since April 2013.  Mr. Perez Bello also serves as director of Mantero, Arcucci&Asociados and of Pereira, Teliz, Bonin & Asociados and is a member of Comisión de Cambio y Competitividad del CPCECABA, of the red de Apoyo del Club Argentino de Negocios de Familia and of the red de Apoyo del Centro de Entrepreneurship of the IAE.  Mr. Perez Bello holds a degree in Public Accounting from the Universidad de Belgrano.  Also Mr. Perez Bello has a post graduate degree in Commercialization and Agro Business and a master’s degree in Business Administration.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a technical advisor of Grupo Dolphin S.A.  Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vicepresident of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr Henderson served as vicepresident and CEO of Deutsche Babcock Riley, Canada Inc. He is also director of Güemes, Citelec, HINISA(alternate director), HIDISA(alternate director), Inversora Diamante S.A. (alternate director), Inversora Nihuiles S.A. (alternate director), Pampa Participaciones II S.A. (alternate director), Transelec Argentina S.A. (alternate director), Transener(alternate director), Energía Distribuída S.A. (alternate director), Powerco (alternate director), Transba, Bodega Loma de la Lata S.A. (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

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

Carlos Tovagliari was born on December 27, 1959.  Mr. Tovagliari has been an alternate director of the Company since 2013.  He also serves as the managing partner and the general manager of Pop Argentina S.R.L.  Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

Horacio Turri was born on March 19, 1961.  From March 2000 to June 2008, Mr. Turri served as Chief Executive Officer of Central Puerto S.A.  Since August 1997, to March 2000, he was Chief Executive Officer of Hidroeléctrica Piedra del Águila.  From 1994 to 1997 he was Chief Executive Officer of Gener Argentina S.A.  Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively.  Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires.

Orlando Escudero was born on January 2, 1958. Mr. Escudero has worked in the Company since 2007. He also worked at Central Puerto S.A. and Hidroeléctrica Piedra del Aguila S.A. from 1992 to 2007 and at Segba S.A. from 1983 to 1992.  Mr. Escudero holds a degree in mechanical and naval engineering from the Universidad de Buenos Aires and a master’s degree in business administration, also from the Universidad de Buenos Aires.

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

Independence of the Members of Our Board of Directors

Pursuant to CNV regulations, a director shall not be considered independent in certain situations, including where a director:

(1)                 owns a 15% equity interest in the relevant company, or a lesser interest if such director has the right to appoint one or more directors of the company (hereinafter, a significant participation) or has a significant participation in a corporation having a significant participation in the company or a significant influence on the company;

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Alejandro Mindlin, Gabriel Cohen, Mariano Batistella, Brian Henderson, Eduardo Setti and Romina Benvenuti. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Emmanuel Antonio Alvarez Agis, Pablo Ferrero, Marcelo P. Blanco, Isaac Héctor Mochón, Carlos Perez Bello and Carlos Tovagliari.

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML.  These duties include, among other things, the following:

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Marcelo P. Blanco	51
Pablo Ferrero	51
Isaac Héctor Mochón	70

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

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Walter Antonio Pardi	Statutory Auditor	53
Germán Wetzler Malbrán	Statutory Auditor	44
José Daniel Abelovich	Statutory Auditor	57
Marcelo Héctor Fuxman	Alternate Statutory Auditor	58
Santiago Dellatorre	Alternate Statutory Auditor	47
Silvia Alejandra Rodriguez	Alternate Statutory Auditor	41

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

Marcelo Héctor Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Agropoly S.A.,  Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Cresud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Powerco,  and as alternate member of the statutory audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Petrolera Pampa, Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A., Güemes, Electricidad Argentina S.A., HIDISA and Edenor.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán is a partner of Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He is a member of the statutory audit committee of Loma de la Lata, IPB, IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma de la Lata S.A., Transelec Argentina S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., EPCA S.A., Los Yanos Agropecuaria S.A and Agropecuaria La Volanta S.A.  He currently serves as alternate director of ARPHC S.A. and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Dolphin Finance S.A., among others. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.

Silvia Alejandra Rodríguez was born on December 15, 1972.  She has been a member of our supervisory committee since April 2011.  Since October 2009, Ms. Rodriguez has served in the internal audit body of the Argentine Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación). She also serves as a member of the statutory audit committee of Ferrosur Roca S.A., Parque Eólico Arauco S.A., Agua y Saneamiento S.A. and Nucleoeléctrica Argentina S.A., as alternate member of the statutory audit committee of Arsat S.A., CAMMESA, CEATSA and Ferroexpreso S.A. and as transitory director of Radio y Televisión Argentina S.E.  Ms. Rodriguez holds a law degree from the Universidad de Buenos Aires.

José Daniel Abelovich was born on July 20, 1956.  He has been a member of our supervisory committee since 2007.  Mr. Abelovich is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm. Mr. Abelovich also serves as member of the supervisory committees of Abus las Americas I S.A., Agra Argentina S.A., Agro Investment S.A., Agrotech S.A., Agrology S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Baicom Networks S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A.  de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Cactus Argentina S.A., Canteras Natal Crespo S.A., Loma de la Lata, Güemes, Compañía Buenos Aires S.A., Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Transba S.A., Edenor, Energía Distribuida S.A., Exportaciones Agroindustriales Argentinas S.A., FCMI ARGENTINA FINANCIAL CORPORATION SA S G F C I, Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., La Clara de Banderaló SA, Llao – Llao Resorts S.A., Metroshop S.A., Northagro S.A., Nuevas Fronteras S.A., Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Palermo Invest S.A., Panamerican Mall S.A., PEPASA, Pluriagro S.A., Powerco, Préstamos y Servicios S.A., Puerto Retiro S.A., Quality Invest S.A., Qualcomm International Inc., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

Santiago Dellatorre was born on January 26, 1967.  He has been an alternate member of our supervisory committee since April 2012. He is a founding partner of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He is a director of Distribuidora Dico S.A., Envases Plásticos S.A., Formosa Refrescos S.A. and Salta Refrescos S.A. He is a member of the statutory audit committees of Empresa de Energía Río Negro S.A. (EdERSA), Serviaut S.A., Desarrollos Gastronómicos S.A. and Empresa Distribuidora de Electricidad de La Rioja S.A.; and an alternate member of the statutory audit committees of Edenor, Central Térmica Loma de la Lata S.A., IEASA S.A. and Electricidad Argentina S.A. Mr. Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990.

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

•         Business Code of Conduct: the code was approved by our board of directors on December 10, 2007 and applies to our—and our subsidiaries’—employees, directors and members of the statutory audit committee.  The business code of conduct covers multiple topics related to business ethics and conduct including relationships with suppliers, clients and governmental officers, personal relationships and behavior at work, integration with the community, maintenance of quality standards, safety and the environment, use of corporate assets and standards for accounting records and reports.  Our compliance officer, together with our director of human resources, oversees the administration and application of the business code of conduct.

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

In 2009, we adopted the following polices:

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

During 2010, we adopted the following policies and practices:

•         Ethics Committee: the committee entrusted with the mission of reviewing every case and making a decision concerning the actions to be implemented vis-á-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation.

During 2011, we approved the following policies and practices:

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

During 2012 and 2013 we did not adopt any new policies or practices.

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

For the fiscal year ended December 31, 2013, the Board of Directors meeting held on March 10, 2014 has submitted for approval of the Shareholders’ Meeting to be held on April 30, 2014 fees to our directors and executive officers who are also members of our Board of Directors for approximately Ps. 12,065,845 million.  We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

As of March 31, 2014, Marcos Marcelo Mindlin owns shares representing, in aggregate, 3.50% of our capital stock.  Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each owns shares representing, in the aggregate, less than one percent of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

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

Employees

Excluding those employed by us on a temporary basis, at December 31, 2013, we, together with our co-controlled companies, had 5,508 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2013			At December 31, 2012			At December 31, 2011
	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total
Generation	381	223	604	346	307	653	346	307	653
Transmission (1)	935	323	1,258	883	291	1,174	875	418	1,293
Distribution	3,059	539	3,598	2,431	498	2,929	2,900	636	3,536
Holding and Others	-	48	48	-	31	31	-	26	26
Total	4,375	1,133	5,508	3,660	1,127	4,787	4,121	1,387	5,508

______________________

(1)     Includes the total number of employees of each company in which we have a co-controlling interest.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries”.

Approximately 79.43% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2013, but due to inflationary pressures, we reopened negotiations during the first months of 2014.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  The distribution sector started, in January, the salary negotiations for 2014.  Negotiations have not been completed yet, as of the date of this annual report.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share.  On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively.  Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.  Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, and again on April 16, 2009, our board of directors approved a share repurchase program, through which we have acquired 211,883,347 shares, or 13.9%, of our then outstanding capital stock, through transactions in the local market.  In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program.  On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders.  On September 13, 2010, the CNV proceeded with the reduction of capital.  As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share.  The ADS Depositary has informed us that, as of March 31, 2014, there were approximately 28 million outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2014:

	Number of	Percentage	of	Percentage	of
Name of Shareholder	shares	capital		voting power

Pampa Holdings LLC(1)(2)	248,900,957	18.94%		18.94%
ANSES(3)	305,307,129	23.23%		23.23%
Dolphin Fund Management S. A. (4)	21,325	0.002%		0.002%
Marcos Marcelo Mindlin(5)	46,053,790	3.50%		3.50%
Gustavo Mariani(5)	461,432	0.04%		0.04%
Ricardo Alejandro Torres(5)	1,970,000	0.15%		0.15%

(1)     Pampa Holdings LLC is a company indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.

(2)     Pampa Holdings LLC, a Delaware limited liability company, currently has two members: Pampa F&F LLC and Labmex International S.ar.L.  Pampa F&F LLC is a Delaware limited liability company that serves as an investment vehicle for a group of institutional investors, none of which exercises control over Pampa F&F LLC.  The managing member of Pampa F&F LLC is Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.  Labmex International S.ar.L., a Luxembourg limited liability company, is controlled by Tavistock Group, an international private investment group unrelated to Messrs. Mindlin, Mindlin and Mariani.  Pampa F&F LLC is the managing member of Pampa Holdings LLC.  Labmex International S.ar.L. does not have any veto or other governance rights in Pampa Holdings LLC, except in the case of a conflict of interest arising as a result of Pampa F&F making any decisions or taking any actions on behalf of Pampa Holdings LLC, in its capacity as managing member, in which case such powers are exercised by Labmex International S.ar.L, pursuant to the terms of the Operating Agreement.

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

Related Party Transactions

Argentine corporate law permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice.  The CML provides that corporations whose shares are subject to public offering must submit to their respective audit committees the approval of any transaction with a related party involving an amount that exceeds 1% of the corporation’s net worth.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Legal Services

During the year ended December 31, 2011 , we engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  During the year ended December 31, 2012, we engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio and also of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. During the year ended December 31, 2013, we engaged the services  of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  One of our directors, Diego Martín Salaverri, one member of the supervisory committee, German Wetzler Malbran, and one alternate member of our supervisory committee, Santiago Dellatorre, are partners of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2013, we had established accruals in the aggregate amount of Ps. 102.7 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

Legal proceedings involving Loma de la Lata

As a consequence of the delays in the hand-over of the Loma de la Lata Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties in their obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required of the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the bank guarantees issued under the Project Agreements.

Subsequently, the Contractor requested Loma de la Lata to issue the formal certificate of provisional acceptance of the Loma de la Lata Project, which was rejected as the Contractor did not comply with the terms and conditions required to that end. Loma de la Lata proposed to sign an alternative certificate of provisional acceptance reflecting the real state of the plant as of November 2011. The parties did not reach an agreement.

As a result of the execution of the bank guarantees of the Project Counterparties, Loma de la Lata collected from BBVA Banco Francés S.A. and from Commerzbank AG approximately U.S.$20 million.

In this context, on December 1, 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request had been filed by the Contractor, pursuant to which the Contractor claimed:

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

As a consequence of the execution of guarantees, the Contractor filed a claim before an Argentine court requesting a lien over certain assets of Loma de la Lata as a preemptive measure in relation to the arbitration described above, through which the Contractor was claiming the reimbursement of the amounts paid by BBVA Banco Francés S.A. under such guarantees. On December 27, 2011, Güemes was notified of the attachment of the shares owned by Loma de la Lata which represent a 77% of the capital stock and votes of Güemes, for the amount of U.S.$ 8,179,840.42. Such lien also included the attachment of any sums that Loma de la Lata received from CAMMESA (the “Attachments”).

On January 11, 2012, the court that ordered the Attachments, accepted the requirement from Loma de la Lata to replace the Attachments for a bail insurance.  As of the date of this annual report, such replacement is in place.

On May 21, 2012, the Court of Appeals in Commercial Matters of Buenos Aires, confirmed the lien requested by the Contractor, which should remain in place until final resolution of the arbitration dispute.

In addition to the above mentioned developments, Loma de la Lata had also executed a guarantee issued by Commerzbank Madrid branch for the amount of U.S.$ 13,207,650, to guarantee the obligations of the Supplier under the Supply Agreement. This execution was carried on after the Supplier rejected Loma de la Lata’s request to pay the damages (valuated approximately in U.S.$ 27 million) caused, among other issues, by the failure of the Supplier to deliver a turbine that generates approximately 176MW.

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

                Loma de la Lata opposed to the preemptive measure granted in Madrid and on March 20, 2012 such preemptive measure was revoked by the Spanish court which had granted it, in light of the arguments presented by Loma de la Lata. The Contractor submitted an appeal of such measure, and on February 3, 2014 the Court of Appeals of Madrid (Audiencia Provincial de Madrid) confirmed the first instance judgment rejecting the Contractors’ arguments.

On October 2012, Loma de la Lata was notified of an extension of the lien adopted by the Buenos Aires courts, in this instance with respect to the sum of U.S.$ 11,986,458 which corresponds to the amounts transfer to Loma de la Lata by Commerzbank, minus the sum of U.S.$ 1,221,192 that the Project Counterparties consider to be owed to Loma de la Lata. The latter opposed such decision. As of the date of this annual report, the resolution is still pending. Nonetheless, Loma de la Lata obtained an order of the judge to replace the Attachments for bail insurance.

On November 14, 2012, there was a new blackout in the plant as a result of an outage in the transmission lines that connect the plant to the WEM. Such event caused an outage of the gas units and the steam unit of the plant. The outage of the steam unit occurred in such conditions that it produced major damages to the turbine and the generator. Loma de la Lata gave the corresponding notices to the insurance companies, the Contractor and to CAMMESA.

                The Contractor alleged that the guarantee period had expired and the final reception of the plant had operated, thus it rejected any responsibility for the event and its consequences.

                The claims made by Loma de la Lata to the insurance companies included the damages for business interruption and material damages and repairs, and it totaled U.$.S 43.7 million, which the insurance companies recognized and paid to Loma de la Lata during the last quarter of 2013. The steam turbine was out of service for 7 months and recommenced operations on June 13, 2013.

                The claims to the Contractor regarding the November 14, 2012 event were included in the arbitration referred above.

                As of the date of this annual report, the arbitration among Loma de la Lata and the Project Counterparties is ongoing. On March 27, 2013, the parties filed their respective briefs of their claims (the Contractor for the amount of U.S.$ 97,546,030.40 and Loma de la Lata for the amount of U.S.$ 228,245,293.), presenting the corresponding evidence. On July 26, 2013 the parties submitted their respective responses, and on October 15, 2013, they submitted their last responses before the hearings. Such hearings took take place in March 2014 and in May the parties will submit their final allegations.

Loma de la Lata and its external advisors consider that Loma de la Lata has solid arguments in order to believe that the claims made by the Project Counterparties in the arbitration process will be rejected, the preemptive measure which is still in place (Argentina) will be revoked, and that Loma de la Lata’s claim against the Project Counterparties will be admitted in the arbitration process.

Breach of the 2008-2011 Agreement

On March 22, 2012, PESA’s affiliates, Güemes, Loma de la Lata; Piedra Buena, EGSSA (now merged with CTG. Please see “Presentation of information – Recent Developments – Mergers – CTG; EGSSA and EGSSAH”) and HIDISA, filed a Reclamo Administrativo Previo requesting the cancelation of the LVFVDs accrued on 2011 for a total amount of U.S. $ 8,083,799 based on the provisions of the Complementary Agreement (see Item 5. “Operating and Financial Review and Prospects - New Scheme for Recognizing Costs and Remuneration”).

Moreover, and in virtue of the amounts due to Güemes, Loma de la Lata and Piedra Buena and based on the provisions of the 2008-2011 Agreement, and the instructions given by the Secretariat of Energy to CAMMESA by means of the Notes No. 495/12 and 1269/12, such companies filed a Reclamo Administrativo Previo requesting the fulfillment of the 2008-2011 Agreement and the amounts accordingly owed in concept of damages and interest accrued derived from such breach.

Hidoeléctrica Nihuiles has filed a Reclamo Administrativo Previo in order to seek compensation due to the Secretariat of Energy’s breach of the 2008-2011 Agreement related to the liquidation of its commercial transactions in the WEM.

As a consequence of the enactment of SE Resolution No. 95/2013 and, in order to be able to participate in the new remuneration scheme, Güemes, Loma de la Lata, Piedra Buena, HINISA and HIDISA withdrew the claims filed in connection to the breach of the 2008-2011 Agreement and renounced to file new claims on such matter and/or in relation to SE Resolution No.406/2003.

Such withdrawal did not include the claims filed seeking the cancellation of the LVFVD allocated in Central Térmica Piquirenda Project. On this matter, on June 28, 2013, Loma de la Lata, Piedra Buena, Güemes and HIDISA filed a claim against the Argentine Government.

Breach of Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/2008

On April 14, 2008, Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 724/2008 with CAMMESA (see “WEM Supply Contracts under SE Resolution No. 724/2008”).

CAMMESA had partially cancelled the LVFVDs allocated under such agreement. Upon such breach by CAMMESA, Loma de la Lata filed, on May 22, 2012, – a Reclamo Administrativo Previo in order to safeguard its rights and seeking the total cancellation of such LVFVDs plus damages. On June 28, 2013, Loma de la Lata filed a claim against the Argentine Government seeking the cancellation of such LVFVD plus damages.

Legal proceeding involving CTG

CTG was a defendant in a proceeding brought by Desarrollos Energéticos S.A. (“DESASA”). The complaint sought to enforce an agreement entered into between the parties thereto and to collect differences in the settlement of fees paid to DESASA. On December 30, 2011, judgment was rendered partially upholding the complaint, and CTG was sentenced to pay the money differences resulting from the settlement of fees for the challenged periods as requested by DESASA, and dismissing the plaintiff’s claim regarding the recognition of fees after its termination. It should be pointed out that DESASA has not determined the amount in its complaint. CTG and DESASA appealed the judgment.

On May 21, 2013, the Federal Chamber of Appeals in Commercial Matters (the “Federal Chamber”) passed a final judgment totally revoking the first-instance decision, that is: (i) it dismissed the request for payment of differences in the 2006/2007 fees settlement; (ii) it sustained the request for the continuation of the contract, ordering CTG to pay DESA fees for the whole life of the agreement between CTG and Comercializadora de Energía del Mercosur S.A. (“CEMSA”), for which liquidation should practice. Furthermore, it modified the attribution of court costs assessed in the previous judgment by establishing that court fees corresponding to both procedural stages would be borne in the following proportion: 60% by CTG and the remaining 40% by DESASA.

On May 24, 2013, CTG filed a request for clarification as regards item (ii) of the previous paragraph, since the judgment stated that “fees apply to the whole life of the agreement between CTG and CEMSA”, requesting the Court to clarify that the plaintiff’s fees refer exclusively to the agreement effective as from May 1, 2007, and does not comprise any other contract which may have been entered into between CTG and CEMSA.

On May 30, 2013, Panel C held as follows: “Since it is sufficiently clear that the judgment refers to the agreement entered into between CTG and CEMSA on May 1, 2007, the motion for clarification filed by the defendant should be dismissed”. It should be pointed out that the previously mentioned agreement had a very specific operation in view of the dispatch conditions of the Argentine Interconnection System —SADI— and the agreement's administration procedure by the Republic of Argentina’s Agency in charge of dispatch, based on the applicable regulations in force at that time. Therefore, between May 1, 2007 and October 31, 2007 the agreement only allowed CEMSA to support exports to the Eastern Republic of Uruguay for 8 days.

In view of this, on November 7, 2007 CTG and CEMSA agreed to cancel the commercialization agreement for 150 MW to support exports to the Eastern Republic of Uruguay and with retroactive effects to May 8, 2007, and entered into a new marketing agreement for 150 MW to support exports to the Eastern Republic of Uruguay for the September 1, 2007 – October 31, 2009 period. In furtherance of the Federal Chamber’ decision, CTG has drawn up and submitted the settlement for the May 1- August 30, 2007 period in the amount of Ps. 59,998. The plaintiff challenged this settlement, suggesting it should amount to approximately Ps. 25 million and, consequently, filed a motion requesting that CTG should make a new settlement.

On October 10, 2013, the judge hearing the case disallowed the challenge filed by the plaintiff and sustained CTG’s settlement. Once this decision becomes final and conclusive judgment, CTG will pay the previously mentioned amount. The plaintiff appealed the decision and, consequently, the Federal Chamber will decide whether to confirm the approved settlement or to provide for a new one.

Finally, on April 15, 2014, CTG and DESASA reached an agreement pursuant to which, CTG paid DESASA an amount of Ps. 18.8 million and DESASA withdrew all the proceedings involving CTG in this respect.

Transmission

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000.  The assessment alleged that the intercompany loans included interest rates below standards established under income tax law.  Transener appealed the assessment to the Argentine National Tax Court.  The claim amounted to Ps. 10.6 million, including principal, interest and penalties.  As of the date of this annual report, and based on external legal advice, Transener has made no provisions for this contingency in its financial statements.

In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2013, Transener had established reserves in the aggregate amount of approximately Ps. 18.3 million to cover potential losses related to such claims.

Distribution

Proceedings Challenging the Renegotiation of Edenor’s Concession

In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against Edenor and the Argentine Government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the tariff increase has retroactive effects; (ii) annul ENRE Resolution No. 51/2007, which authorizes the retroactive increase of tariffs in Edenor’s favor; and (iii) obtain an order that requires that Edenor reimburse its customers the full amounts paid by them based on the retroactive tariff increase and that such reimbursement be made by crediting our customers’ accounts.

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution No.  51/2007, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to Edenor’s customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, Edenor appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal.  On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The plaintiff filed a Federal Extraordinary Appeal, which admissibility was granted as of November 3, 2011.  On October 1, 2013, the Supreme Court dismissed the appeal.  A final judgment in favor of Edenor has been rendered.

We cannot assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor have obtained or to block any further adjustments to our tariffs.

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the SE approved the seasonal reference prices of power and energy in the Wholesale Electricity Market. Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the Wholesale Electricity Market, including transmission, onto the final customer.

In response to the new tariff schedule, the Defensor del Pueblo de la Nación(National Public Ombudsman, the “Ombudsman”) filed a claim opposing the resolutions that approved the October 1, 2008 tariff schedule and naming Edenor as a third-party defendant.  On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  Edenor appealed this injunction along with the Argentine Government through various legal actions. On August 20, 2013, the Court of First Instance in Federal Administrative Claims (Juzgado en lo Contencioso Administrativo Federal) dismissed the judicial remedy action initiated, which decision has been appealed by the plaintiff.  As of the date of this annual report, there were no further legal pronouncements.

On August 14, 2009, the SE issued Resolution No. 652/2009, which ordered the suspension of the then applicable reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

On October 26, 2009, Edenor received notice of a complaint filed by a consumer association, the Consumer’s Cooperative for Community Action, against the Argentine Government, the ENRE, Edesur, Edelap and Edenor. In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Association for the Legal Defense of Consumers (Asociación de Defensa de los Derechos de los Usuarios y Consumidores) and Consumers Union Legal Defense (Unión de Usuarios y Consumidores en Defensa de sus Derechos), have joined the complaint.

The remedies sought in the complaint are as follow:

•         that all the most recent tariff resolutions be declared null and unconstitutional (ENRE Resolution No. 324/2008 – 365/2008 – 628/2008, 645/08 and SE No. 1169/2008 – 797/2008 – 1170/2008 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded;

•         that all the defendants be required to carry out the RTI;

•         that the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional;

•         that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class “A” shares, due to the fact that the management period of the respective concessions has ended;

•         that the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional;

•         that the resolutions that extend the management periods contemplated in the defendant’s respective concessions be declared null and unconstitutional; and

•         that, alternatively, should the main claim be rejected, the defendants be ordered to bill all customers on a bi-monthly basis.

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiffs and that, alternatively, the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to approve new increases other than within the framework of the RTI process. As of the date of this annual report, the court has neither granted nor rejected these requests. The actions continue on a preliminary stage, without any further judicial pronouncement.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor have obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretaría 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva(the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. Edenor has given express directions to its legal advisors to contest the suit and all related claims and, on April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Federal Government, the Administración Federal de Ingresos Públicos(the Federal Administration of Public Revenues, or “AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. As of the date of this annual report, the proceedings are awaiting resolution, as a step prior to opening the trial to testimony and other evidence.  While Edenor expect to prevail in this matter, an adverse decision could have a material adverse effect on Edenor’s results of operations.

On October 21, 2011, Edenor was notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that Edenor charges to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that Edenor applies to its customers, and of the administrative regulations on the basis of which Edenor justifies the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since 08/15/2008 until the day that Edenor complies with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit. As of the date of this annual report, there were no further legal pronouncements.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor have obtained or block any further adjustments to our tariffs.

Legal actions brought by Edenor

On February 9, 2011, Edenor challenged ENRE Resolution No. 32/2011 which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- That Edenor be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- That Edenor be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That Edenor’s customers be paid the following amounts as compensation for the power cuts suffered: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 of each of two those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Edenor has filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, Edenor filed a petition requesting interim relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, Edenor requested that process be served on the ENRE. On October 28, 2011, the court denied the request for interim relief. As a consequence, Edenor filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) with the Supreme Court which was dismissed. Edenor then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting rejected review of the rejected federal extraordinary appeal, which as of the date of this annual report has not been resolved.

On April 24, 2013, Edenor was notified that the direct appeal on the merits had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. Edenor has appealed this decision to the Supreme Court of Justice on May 13, 2013. As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of interim relief have not been resolved yet.

As of December 31, 2013, the provision recorded in relation to the aforementioned compensations amounted to Ps. 34.9 million, including principal amount and accrued interest.

On December 7, 2012, Edenor challenged ENRE Resolution No. 336/2012 pursuant to which:

-Edenor is to determine the customers affected by the power cuts that occurred as a consequence of failures between October 29 and November 14, 2012;

-Edenor is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

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

As of December 31, 2013, the provision recorded in relation to the aforementioned penalties and compensations amounted to Ps. 16.7 million.

On December 28, 2012, Edenor filed an acción de amparo (judicial remedy action) against ENRE seeking to protect Edenor’s constitutional rights relating to the provision of a secure and continuing public service of distribution of energy. To file the amparo, Edenor has considered unconstitutional the ENRE’s failure to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize the CMM adjustments that Edenor has requested and the delay in implementing the new tariff structure under the RTI, have led to an unstable situation which threatens the regular provision of the public service. As a consequence, Edenor is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement. On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and denied the preliminary injunction requested by Edenor. This decision has been timely appealed by Edenor.

As a consequence of SE Resolution No. 250/2013, partially modifying this situation, Edenor attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art. 12 (abandonment of actions in process). On May 29, 2013, Edenor discontinued the action. As of the date of this annual report, the issue of legal expenses was not solved yet.

On June 28, 2013, Edenor  initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both processed entertained by the National Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). Breach by the Argentine Government of the agreed terms under the Adjustment Agreement (Acta Acuerdo) was claimed and compensation of damages sought. On November 22, 2013, Edenor  modified its complaint in order to include additional claims and damages. As of the date of this annual report, notice of demand of the opposing party has not yet been served.

Legal proceedings involving IEASA

On August 12, 2003 Electricité de France International (“EDFI”) and EASA brought a claim against the Republic of Argentina before the ICSID, in connection with the impact of certain currency measures adopted by the Argentine Government in 2002 on Edenor’s operations (the “EDFI-Argentina Claim”). In 2005, IEASA entered into an agreement with EDFI, which included IEASA’s right to withdraw or suspend the EDFI-Argentina Claim (the “ICSID Agreement”).  Also in 2005, IEASA acquired control of EASA and Edenor. In April 2013, EDFI filed a claim against IEASA under the rules of the International Chamber of Commerce, claiming IEASA is no longer entitled to cause the withdrawal or suspension of the EDFI-Argentina Claim under the ICSID Agreement (the “EDFI-IEASA Claim”). IEASA is vigorously contesting this assertion. In March 2014, a hearing on the EDFI-EASA Claim was held and a decision on the matter is expected to be made later this year.

Legal Proceedings involving the Company and its subsidiaries

Tax refund claim

The Company and Piedra Buena have filed different petitions for refunds against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2002, 2008 and 2009, respectively.  This claim seeks a refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As of the date of this annual report,  AFIP had not responded to these petitions, and, as a consequence, the Company and certain subsidiaries brought the tax refund claim before an administrative litigation court.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurances as to the application of the minimum notional income tax for the fiscal years 2010, 2011 and 2012 and advance tax for the fiscal year 2013, based on the decision by the Supreme Court of Justice of Argentina on June 15, 2010.In such decision, the court declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on such tax for the fiscal years 2010, 2011 and 2012, and tax advances for the fiscal period 2013.

The court reviewing these petitions decided to deny the precautionary measures with respect to fiscal year 2010 and 2011, a decision that was appealed by the Company and certain subsidiaries.

At the date of this annual report, the presiding judge has not ruled on the precautionary measures sought for the fiscal year 2012 or on the merits.

As at December 31, 2013 and 2012, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of Ps. 122.4 million and Ps. 90.6 million, respectively, including compensatory interest.

On August 2, 2013, Edenor decided to adhere to the easy payment plan established by AFIP General Resolution No. 3451/2013, for an amount of Ps. 47 million relating to the minimum notional income tax for fiscal year 2011 (principal plus interest accrued through the date on which Edenor adhered to the plan). As a consequence of Edenor’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013. Additionally, on August 23, 2013, Edenor abandoned the petition for a declaratory judgment proceeding it had filed against AFIP.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2011, December 31, 2012 or December 31, 2013.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2009(1)(2)	2.00	0.90	3,547,851	13.83	9.33	773,882
2010(1)	2.88	1.55	3,585,038	17.99	9.80	1,020,614
2011(1)	3.14	1.88	2,949,359	19.18	10.03	1,016,139
2012(1)	2.18	0.80	1,184,651	11.69	3.00	454,008
2013(1)	Ps. 2.58	Ps. 0.90	Ps. 3,354,608	U.S.$ 6.93	U.S.$ 2.85	U.S.$ 590,719

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2012(1)
First Quarter	2.18	1.68	2,175,802	11.69	8.07	972,102
Second Quarter	1.76	0.99	1,182,486	8.61	4.04	519,687
Third Quarter	1.23	0.89	743,768	4.51	3.48	149,044
Fourth Quarter	0.98	0.80	634,653	3.85	3.00	179,061
2013(1)
First Quarter	1.37	0.96	2,044,824	4.40	3.45	177,270
Second Quarter	1.53	0.90	1,104,831	4.05	2.85	71,693
Third Quarter	1.95	0.90	2,116,787	5.30	3.13	394,123
Fourth Quarter	2.58	1.75	7,157,069	6.93	4.81	1,702,058
2014(1)
First Quarter	Ps. 2.30	Ps. 1.70	Ps. 3,032,642	U.S.$ 6.09	U.S.$ 3.96	U.S.$ 643,939

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2013(1)
October	2.58	1.84	10,729,960	6.93	5.01	2,202,528
November	2.41	1.76	6,778,358	6.82	4.81	1,738,273
December	2.28	1.75	3,398,747	6.85	5.15	1,119,433
2014(1)
January	2.09	1.70	2,089,121	5.55	3.96	680,558
February	2.24	1.78	3,434,763	5.35	3.98	809,441
March	2.30	1.90	3,739,034	6.09	4.50	457,579
April(3)	Ps. 2.93	Ps. 2.27	Ps. 8,601,458	Ps. 7.50	Ps. 5.62	Ps. 1,496,572

(1)                              Values provided by Bloomberg.

(2)                              Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

            (3)                             From April 1 through April 25, 2014.

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

Global Depositary Receipts (“GDRs”)

From December 21, 2006, to October 9, 2009 our GDRs were listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market, the exchange-regulated market operated by the Luxembourg Stock Exchange.  Each GDR represented 25 common shares.  There was practically no trading activity on the Euro MTF Market of our shares.  The last trade occurred on March 5, 2007.  On August 5, 2009, the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration of our common shares and our American Depositary Shares (“ADSs”) under the U.S. Securities Exchange Act of 1934.  On August 14, 2009, we converted all of our outstanding GDRs into ADSs.  We delisted our ADSs from the Luxembourg Stock Exchange on October 9, 2009, upon the listing of our ADSs on the New York Stock Exchange.

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

The ADS Depositary has informed us that, as of March 31, 2014, there were approximately 28 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 11 stock exchanges consisting of the Buenos Aires, Bahía Blanca, Chaco, Córdoba, La Plata, Mendoza, Rosario, Santa Fe, Nueva Bolsa de Comercio de Salta S.A., Nueva Bolsa de Comercio de Tucumán S.A. and Confederada Stock Exchange.  Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities.  Securities listed on these exchanges include corporate equity and bonds and government securities.

The Buenos Aires Stock Exchange is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization.  The Buenos Aires Stock Exchange began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina.  Bonds listed on the Buenos Aires Stock Exchange may simultaneously be listed on the Mercado Abierto Electrónico   (Electronic Open Market), the Argentine over-the-counter market, or MAE, pursuant to an agreement between Buenos Aires Stock Exchange and MAE which stipulates that equity securities are to be traded exclusively on the Buenos Aires Stock Exchange while debt securities (both public and private) may be traded on both the MAE and the Buenos Aires Stock Exchange.  In addition, through separate agreements with the Buenos Aires Stock Exchange, all of the securities listed on the Buenos Aires Stock Exchange may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to Buenos Aires Stock Exchange-listed companies and are subsequently settled in Buenos Aires.  Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the Buenos Aires Stock Exchange.

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the Buenos Aires Stock Exchange market; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining the Buenos Aires Stock Exchange trading.  During the year ended December 31, 2013, the total value traded of shares on the Buenos Aires Stock Exchange was Ps. 18,004 million.

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

Recently, the shareholders of MERVAL and the Buenos Aires Stock Exchange entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for purposes of operating a stock market in accordance with the requirements of the newly enacted CML. The new company will be formed by a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by the Buenos Aires Stock Exchange. Authorization for the public offering of its shares has been requested from the CNV. Further, MERVAL and the Buenos Aires Stock Exchange entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market.

As of the date of this annual report, the required authorizations from the CNV in respect of the abovementioned spin-off of MERVAL and the public offering of the shares of Bolsas y Mercados Argentinos S.A. are still pending.

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

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges.  Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.  Additionally, Caja de Valores handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.  Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, regulates mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies.  Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted the CML which revokes law No. 17,811 and Decree No. 677/01. However, CML incorporated most of the provisions established in those regulations.  In this respect, the following key provisions of Decree No. 677/01 have been incorporated into the CML, among others:  the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013.

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

(3)           all types of inflows of funds into Argentina by Multilateral and Bilateral Credit Agencies and Official Credit Agencies (each as listed in the Exhibit to Communication “A” 4662, as amended by Communication “A” 4832) either directly or through their related agencies, insofar as such funds pertain to transactions conducted in full compliance with their purposes (pursuant to Communication “A” 4377);

(4)           financial indebtedness with non-resident creditors of the financial sector and of the private, non-financial sector, to the extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes and expenses, to: (i) the acquisition of foreign currency to repay external debt service and (ii) the formation of long-term offshore assets (pursuant to Communication “A” 4377);

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

Transfer and settlement of such funds through the foreign exchange market must be conducted within a term of up to 30 calendar days from the date of the disbursement abroad and are subject to the rules and regulations in force on the date the foreign currency is settled through the MULC (pursuant to Communication “A” 5265).

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

Financial Debt

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 365 -calendar-day term as from the date of settlement of the loan proceeds or any other applicable minimum term that is imposed.

Access to the MULC for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private, non-financial sector is allowed, at any time within 10 business days prior to maturity, to the extent the applicable minimum stay-period has been complied with.

In addition, access to the MULC before such 10 –business- day term is allowed if the payment is entirely financed with funds intended for capital contributions, or the payment is entirely financed with new foreign loans granted by international financial institutions and agencies, official foreign credit agencies and foreign banks, and to the extent that: (i) such payment was expressly established as a condition to grant the new credits and (ii) such payment does not imply an increase in the current value of the foreign indebtedness of the debtor.

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

Pursuant to Communication “A” 5237, direct investments disbursed as from October 28, 2011, need to be previously transferred into Argentina through the MULC to gain access to the MULC for repatriation.  This requirement is extended to direct investments related to purchases of local assets by non-residents from other non-residents directly or indirectly controlled by residents, if such local asset was acquired by the non-resident seller after October 27, 2011.  In the case of transfers of direct investments among non-residents, the inflow requirement is met if the non-resident seller transferred the funds into Argentina when the original investment was made, or if such transfer was not mandatory at that time (i.e., the investment was disbursed prior to October 27, 2011).

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

4.             purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that, as of the date of access to the MULC, have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal, and the remaining conditions set forth in paragraph 2.5 of the annex of Communication “A” 5236, as amended, must have been met as well);

5.             purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377, to the extent that foreign currency for the same amount has been received to that end; and

6.             purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.7. of the annex of Communication “A” 5236, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377.

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

Money Laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119,  26,268 and 26,683 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  This law defines money laundering as crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the applicable amount of money or value of the relevant assets exceeds Ps. 300,000, whether such amount results from one or more transactions.

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

Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex.  The Central Bank publishes a list of “non-cooperating” jurisdictions.  The UIF has regulated the duty to report through Resolutions 229/2011.  In addition, it has established guidelines and internal procedures for unusual or suspicious transactions which must be implemented by financial institutions and other entities.

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

Argentine Tax Considerations

Dividends tax

Dividends paid on our common shares or ADSs to individuals or undivided estates domiciled in Argentina and non-resident persons (whether individuals or legal entities) are subject to income withholding tax at a 10% rate as a single and final payment (except for dividends paid out in the form of shares or quotas).  Additionally, such dividends paid in excess of our taxable accumulated income at the previous fiscal period are subject to a withholding at the rate of 35% in respect of the excess portion of the dividends paid. If applicable, the 10% withholding will apply on the amount resulting from subtracting the 35 % withholding from the dividends or earnings distribution amount. Both the 10% and the 35% withholdings are subject to the limits set forth by double taxation treaties in force. See “— Tax Treaties” below.

Capital gains tax

Resident individuals

The Income Tax Reform introduced by Law No. 26,893 (the “Income Tax Reform”) provided for the taxation of resident individuals’ income resulting from the purchase and sale, exchange or other disposition of shares not listed on stock exchanges or securities markets as authorized by the CNV, irrespective of the frequency or regularity of such operations. This income is subject in all cases to the 15% tax rate.

Foreign beneficiaries

Pursuant to the Income Tax Reform, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be subject to the Income Tax, whether they are listed on stock exchanges or securities markets and/or have an authorization for public offering or whether they do not meet such requirements. These provisions will apply to foreign individual and legal entities at an actual 13.5% rate.

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

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year.  The applicable tax rate is 0.5% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet.  Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

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

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs.  In addition, neither the minimum notional income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our common shares or ADSs.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Spain, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden, Uruguay and the United Kingdom.  There is currently no tax treaty or convention in effect between Argentina and the United States.  It is not clear when, if ever, a treaty will be ratified or entered into effect.  As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident.  Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

DIVIDENDS AND PAYING AGENTS

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares.  We have not paid any dividends in the last three fiscal years other than Ps. 18.1 million advanced dividend paid in March 2011; in both cases we withheld the amount of the Argentine personal asset tax from those shareholders that were subject to the personal asset tax, and for which we were substitute obligors for the payment of such tax.  See “Item 8. Financial Information—Dividends.”  However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

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

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting.  Under the BCL, listed companies (such as ourselves) may distribute provisional dividends or dividends in advance resulting from interim audited financial statements.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report in Form F-20, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

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

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and so far during 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2013, approximately 84 % of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at variable interest rates, based on the Badlar rates plus a spread which varies according to the contracted financial instrument. The whole debt denominated in U.S. dollars was issued at a fixed rate. It is the Company’s policy to keep a high percentage of its indebtedness in instruments with fixed interest rates.

The Company analyses its interest-rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest-rate variation is used for all the currencies. These simulations are only made for liabilities representing the main interest-bearing positions.

During the fiscal year ended December 31, 2013, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year to date. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate. In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

Any significant increase in the variable interest rates at which the Company holds a significant portion of its existing financial debt may result in a significant increase in its financial burden which, in turn, may have a material adverse effect on its operating results and assets and financial position.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2013	12.31.2012	12.31.2011
Fixed interest rate:
Argentine pesos	123,647,833	224,620,786	407,254,165
U.S dollar	2,954,983,843	2,450,914,651	2,225,633,784
Subtotal loans granted at a fixed interest rate	3,078,631,676	2,675,535,437	2,632,887,949
Floating interest rates:
Argentine pesos	599,470,559	274,899,515	354,438,908
U.S dollar	-	58,965,045	394,125,097
Subtotal loans granted at a floating interest rate	599,470,559	333,864,560	748,564,005
Total	3,678,102,235	3,009,399,997	3,381,451,954

Exchange Rate Risks

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the supply agreement entered into between CTLL and the SE or EGSSA and the SE, and CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or supply agreements with the SE pursuant to SE Resolution No. 220/2007. Most operating costs are expressed in Argentine pesos and are higher than peso-denominated income, thus absorbing an important portion of the operating net flow denominated in U.S. dollars A significant portion of the existing foreign-currency net financial debt stock is payable in pesos indexed to U.S. dollars; therefore, in terms of indexed pesos flows, operating income is higher than debt service expenses.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar. Additionally, the Company collects its income from CAMMESA, which during the past year has incurred significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. This amount in pesos is collected from CAMMESA, on average, 90 days afterwards. In case there is a strong devaluation between the billing and the collection date (as was the case during the first weeks of January), the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

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

If the Company fails to effectively hedge a meaningful part of its exposure to the foreign exchange risk in its Generation segment or if it remains unable to effectively hedge the whole or a meaningful part of its foreign exchange risk in its Distribution segment, devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

As of April 2014, the Argentine peso depreciated against the Dollar by approximately 20% compared to the exchange rate reported by Banco Nación as of December 31, 2013.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

	Net asset (liability) position
Currency	12.31.2013	12.31.2012	12.31.2011
U.S dollar	(2,813,160,491)	(2,584,323,114)	(2,730,333,887)
Euros	(2,908,086)	2,100,801	9,828,148
Reales	-	-	4,576
Sterling Pound	(871,851)	(171,967)	6627
Norwegian kroner	(73,588)	-	(701,346)
Swiss francs	(223,076)	(1,163,343)	-
Uruguayan peso	(157,180)	(151,726)	-
Total	(2,817,394,272)	(2,583,709,349)	(2,721,195,882)

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the exchange rate risk in the market prices resulting from the uncertainties as to the future value of those securities.

The Company is exposed to the price risk on its stock holdings representing 3.8% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in ”Item 4 – Our Business - TGS - Ciesa Transaction”. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2013	12.31.2012	12.31.2011
Shares	84,129,331	64,796,821	8,997,291
Trust	431,466,036	241,829,350	-
Total	515,595,367	306,626,171	8,997,291

Sensitivity Analysis Disclosures

The Company estimates that, provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine Peso would generate the following increase/(decrease) in the fiscal year’s income:

	Increase/decrease of the result for the year
Currency	12.31.2013	12.31.2012	12.31.2011
U.S dollar	281,316,049	258,432,311	273,033,359
Euros	290,809	210,080	(982,815)
Reales	-	-	(458)
Sterling Pound	87,185	17,197	(663)
Norwegian kroner	7,359	-	(70,135)
Swiss francs	22,308	116,334	-
Uruguayan peso	15,718	15,173	-
Total	281,739,427	258,791,095	271,979,289

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/ (decrease) in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

226

	12.31.2013	12.31.2012	12.31.2011
Floating interest rates:
Argentine pesos	12,764,404	4,232,495	7,603,604
U.S dollar	-	440,391	2,947,193
Variation of the result for the year	12,764,404	4,672,886	10,550,797

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2013	12.31.2012	12.31.2011
Shares	8,412,933	6,479,690	899,729
Trust	45,588,284	27,829,535	-
Variation of the result of the year	54,001,217	34,309,225	899,729

Quantitative Disclosure

The chart below provides quantitative information about our financial debt as of December 31, 2013, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

						Estimaded	Fair Value / Book Value
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total	Fair Value
	(in million of Ps.)
Short and Long Term Debt
Denominated in US$:
Fixed Rate	356.2	1,250.5	118.4	1,213.7	2,938.8	2,683.1
Average interest rate (%)					10.1%

Variable rate	-	-	-	-	-	-
Average interest rate (%)					-

Total	356.2	1,250.5	118.4	1,213.7	2,938.8	2,683.1	91.3%

						Estimaded
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total	Fair Value
Short and Long Term Debt
Denominated in Ps.:
Fixed Rate	129.7	10.2	-	-	139.8	139.8
Average interest rate (%)					22.9%
Variable rate	267.7	331.8	-	-	599.5	599.5
Average interest rate (%)					21.9%

Total	397.3	342.0	-	-	739.3	739.3	100.0%

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

From January 1, 2013 to the date of this annual report, the Company received from the depositary U.S. $ 564,599.97. for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

 (a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

(c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2013, 2012 and 2011.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees billed for those services:

	At December 31,
	2013	2012	2011
	(in thousands of Ps.)
Audit Fees (1)	12,843.9	11,008.6	6,880.4
Audit-related Fees (1)	407.6	1,505.4	1,466.2
Tax Fees (1)	269.4	196.4	188.9
Other non-audit Fees (2)	24.4	226.0	460.2
Total	13,545.3	12,936.4	8,995.8

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

(2)            Audit-related Fees comprised of those outside the normal scope of the services included in an audit but are nevertheless reasonably related to the performance of the audit or review of financial statements of the Company or its subsidiaries and may be effectively and efficiently rendered by the external auditor because of his knowledge of the financial information of the Company and they preserve the independence of the external auditor.

For a description of the permissible services included under these headings, please see the description of the categories of services of the “Audit Committee’s Pre-approval Policy” described below.

All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L.

Audit Committee’s Pre-approval Policy

The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of its subsidiaries. The policy ensures that the external auditor preserves its independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa Energía S.A., but are reported to the latter.

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2013 by us or on our behalf, or by or on behalf of any affiliated purchaser.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

Among the corporate governance principles that are applicable at Pampa Energía S.A.  are several provisions of Argentine law, including, but without limitation: (i) the BCL; (ii) the CML; and (iii) the regulations of the CNV approved on September 5, 2013 (the “Regulations”).

In addition, we follow certain corporate governance guidelines and practices that prevail in the international markets and in international regulations applicable to us (sometimes mandatory), including United States law. On August 27, 2009, we registered with the SEC as a “foreign private issuer” and began to trade its American Depositary Shares on the NYSE.

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

Under Argentine law, the board of directors of a listed company need not be composed of a majority of independent directors. Nonetheless, the CML and the CNV’s Regulations require listed companies to have a sufficient number of independent directors to form the Audit committee, which must be composed of a majority of independent members.

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings [2] in the company or of other companies whose shareholders have direct or indirect material holdings;

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

In addition, Article 4 of Section III, Chapter I, Title XII of the CNV’s Regulations provides that at each election of directors, the non-independence or independence of any candidates proposed at the shareholders’ meeting must be disclosed. Moreover, after the shareholders’ meeting in which directors are appointed, the personal data of the appointed directors and their qualification as independent or non-independent (in the latter case in the form of an affidavit executed by each director) must be disclosed to the CNV and the exchanges where the company has its securities listed.

2 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock.

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

The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform. Nonetheless, the CNV’s Regulations suggest (among its non-binding recommendations) that an Appointment and Corporate Governance Committee be organized.

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

The organization of a Compensation Committee is not mandatory under Argentine law. In most cases, the functions of such a committee are included in the functions that the audit committee is required to perform. However, the CNV’s Regulations suggest (among its non-binding recommendations) that a Compensation Committee be organized.

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

Article 109 of the CML and Article 16, Section 5, Chapter III, Title II of the CNV Regulations provide that the audit committee must have at least 3 board members, the majority of whom must qualify as independent. All the members of our audit committee qualify as independent.

Argentine law does not require the audit committee to issue its own regulations. The scope of the committee’s powers and obligations is detailed in Article 110 of the CML and Article 17 and following sections of Section 5, Chapter III, Title II, of the CNV’s Regulations. Such obligations and responsibilities are similar to those attributed to this body under the U.S. law.

Our audit committee has its own written regulations, adopted by the shareholders’ meeting.

Argentine law does not require the audit committee to conduct an annual self-assessment. However, the CNV’s Regulations recommend that all directors (i.e., not only the independent directors who are members of the audit committee) complete a self-assessment.

We have adopted this recommendation and have developed a self-assessment form to be completed by all our directors at the close of each fiscal year.

Argentine laws contain no rules regarding internal audit functions. However, in 2010 Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor who is supervised by, and reports to, Pampa’s Audit Committee. Additionally, Pampa’s internal auditor relies on the aid of Abelovich, Polano y Asociados, the professional services firm that performs the field work in terms of internal controls. Pampa’s Audit Committee regularly reviews, during its meetings, the internal audit reports submitted to it.

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

Listed companies must meet the annual disclosure requirements of the CNV’s Regulations. Listed companies must issue a report stating whether and how they followed the recommendations provided by the CNV’s Regulations or explaining the reasons for their failure to adopt such recommendations, either fully or in part, and/or whether they plan to adopt them in the future. This information must appear in their annual report, attached to the financial statements for the relevant fiscal year as a separate exhibit. Once filed with the CNV and the exchanges where the company is listed, the CNV’s Regulations report qualifies as public information.

We comply with the CNV’s Regulations annual disclosure requirements and fully disclose all corporate governance policies and practices. This information may be viewed on the company’s website, www.pampaenergia.com.

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

Nonetheless, in 2008, our board of directors approved a Code of Business Conduct applicable to all the employees, interns and trainees of Pampa Energía S.A. and of its controlled and related companies and subsidiaries. This Code is applicable to all directors and statutory auditors of Pampa Energía S.A. and its controlled and related companies and subsidiaries, as well as to their suppliers and consultants. Additionally, in 2010, Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

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
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: April 28, 2014

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND

FOR THE YEARS THEN ENDED DECEMBER 31, 2013, 2012 AND 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, “Pampa S.A.” or the “Company”) and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2013 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, April 28, 2014

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2013 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
AFIP	Federal Administration of Public Revenue
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BCBA	Buenos Aires Stock Market
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined cycle
CEMSA	Comercializadora de Energía del Mercosur S.A.
CIADI	International Center for Settlement of Investment Disputes
CINIIF / IFRIC	International Financial Reporting Interpretations Committee
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CGU	Cash Generating Unit
CMO	Marginal Cost Operated
CNDC	National Antimonopoly Office
CNV	National Securities Commission
CPB	Central Piedra Buena S.A.
CSJN	Supreme Court of Justice
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CVP	Variable Production Cost
CYCSA	Comunicaciones y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DO	Availability objective

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
EGSSAH	EGSSA Holding S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
EMDERSA Holding	EMDERSA Holding S.A.
ENARGAS	National Gas Regulatory Agency
ENARSA	Energía Argentina S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A
ERSA	Energía Riojana S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Electricity Fund
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
Grupo Dolphin	Grupo Dolphin S.A.
GUDI	Distribution Large Users
GUMA	Major Large Users
GUME	Minor Large Users
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours of power remuneration

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China (Argentina) S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Domestic wholesale price index
IVC	Cost Variation Index
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MECON	Ministry of Economy
MEM / WEM	Wholesale Electricity Market
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
NFSA	Nación Fideicomiso S.A.
NIC	International Accounting Standards
NIIF / IFRS	International Financial Reporting Standards
OED	Agency in Charge of Dispatch
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PRESA	Pampa Real Estate S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RT	Tecnical Resolution
RTT	Interim Rate Regime
ES	Secretary of Energy
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas turbine
TGS	Transportadora de Gas del Sur S.A.
TMB	Termoeléctrica Manuel Belgrano
TJSM	Termoeléctrica Jose de San Martín
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de
Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Steam turbine
UTE Apache	Apache Energía Argentina S.R.L. - Petrolera Pampa S.A., Unión Transitoria de Empresas –
Estación Fernandez Oro y Anticlinal Campamento
VAD	Value Added Distribution
VCP	Short-term securities
VRD	debt security
YPF	YPF S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013 and 2012

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	188,644,285	192,315,761
Investments in associates	9	134,774,654	132,546,155
Property, plant and equipment	10	6,902,661,359	6,019,372,559
Intangible assets	11	901,846,313	1,798,492,198
Biological assets	12	1,935,296	1,976,109
Financial assets at fair value through profit and loss	13	432,729,855	303,792,067
Deferred tax assets	14	63,214,262	87,532,301
Trade and other receivables	15	366,685,679	421,117,506
Total non current assets		8,992,491,703	8,957,144,656

CURRENT ASSETS
Infrastructure under construction	16	-	84,465,694
Biological assets	12	564,431	497,255
Inventories	17	113,706,655	107,342,562
Trade and other receivables	15	2,257,875,710	1,541,543,369
Financial assets at fair value through profit and loss	13	844,259,368	236,646,460
Cash and cash equivalents	18	341,668,865	156,647,001
Total current assets		3,558,075,029	2,127,142,341
Assets classified as held for sale	19	11,987,500	235,196,934
Total assets		12,562,554,232	11,319,483,931

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

	Note	12.31.2013	12.31.2012
SHAREHOLDERS´ EQUITY
Share capital	20	1,314,310,895	1,314,310,895
Additional paid-in capital		263,489,911	1,018,352,216
Reserve for directors’ options		259,351,053	250,405,701
Retained earnings (Accumulated losses)		286,083,801	(771,796,574)
Other comprehensive loss		(24,385,321)	(10,753,372)
Equity attributable to owners of the company		2,098,850,339	1,800,518,866
Non-controlling interest		775,971,764	529,796,278
Total equity		2,874,822,103	2,330,315,144

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	21	1,295,851,077	2,230,282,210
Borrowings	22	2,924,530,436	2,218,483,028
Deferred revenues	23	33,665,717	264,427,265
Salaries and social security payable	24	25,959,305	17,460,281
Defined benefit plans	25	136,521,808	120,902,649
Deferred tax liabilities	14	416,561,631	625,429,965
Taxes payable	26	150,095,508	61,545,202
Provisions	27	90,331,010	86,409,533
Total non current liabilities		5,073,516,492	5,624,940,133

CURRENT LIABILITIES
Trade and other payables	21	3,098,555,391	1,687,978,624
Borrowings	22	753,571,799	790,916,969
Salaries and social security payable	24	501,445,076	447,870,658
Defined benefit plans	25	8,552,119	21,846,945
Taxes payable	26	239,718,270	248,119,227
Provisions	27	12,372,982	11,659,708
Total current liabilities		4,614,215,637	3,208,392,131
Liabilities associated to assets classified as held for sale	19	-	155,836,523
Total liabilities		9,687,732,129	8,989,168,787
Total liabilities and equity		12,562,554,232	11,319,483,931

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2013, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012	12.31.2011

Sales	28	5,334,993,550	6,695,364,819	5,229,666,000
Cost of sales	29	(5,598,574,748)	(6,355,771,263)	(4,726,852,788)
Gross profit		(263,581,198)	339,593,556	502,813,212

Selling expenses	30	(635,421,473)	(414,002,396)	(282,577,570)
Administrative expenses	31	(564,391,356)	(463,317,509)	(379,815,207)
Other operating income	32	466,220,030	196,418,100	132,580,010
Other operating expenses	32	(211,453,638)	(203,949,959)	(134,804,547)
Loss of joint ventures	8	(4,799,349)	(31,020,306)	(14,605,490)
Share of profit of associates	9	2,228,499	2,294,951	19,779,284
Impairment of property, plant and equipment	5	-	(108,283,569)	(557,668,671)
Impairment of intangible assets	5	-	-	(90,056,095)
Profit of acquisition of subsidiaries	51	-	-	505,936,374
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13		(1,211,198,485)	(682,267,132)	(298,418,700)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2	2,933,051,544	-	-
Operating profit (loss)		1,721,853,059	(682,267,132)	(298,418,700)

Financial income	33	337,630,137	143,263,842	92,803,259
Financial cost	33	(815,687,431)	(501,942,312)	(417,859,940)
Other financial results	33	(510,831,610)	(203,001,724)	(142,516,846)
Financial results, net		(988,888,904)	(561,680,194)	(467,573,527)
Profit (Loss) before income tax		732,964,155	(1,243,947,326)	(765,992,227)

Income tax	34	8,679,493	133,311,022	36,912,458
Profit (Loss) for the year from continuing operations		741,643,648	(1,110,636,304)	(729,079,769)

Discontinued operations	19	(126,858,328)	31,066,521	(90,851,233)
Total Profit (Loss) of the year		614,785,320	(1,079,569,783)	(819,931,002)

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	25	(27,034,200)	8,014,669	(9,528,268)
Income tax	14	6,852,496	(2,805,134)	3,334,895
Discontinued operations		-	(2,103,123)	(2,286,050)
Loss of joint ventures	8	(70,562)	(67,114)	(2,398,106)
Other comprehensive (loss) income of the year		(20,252,266)	3,039,298	(10,877,529)
Total comprehensive Profit (Loss) of the year		594,533,054	(1,076,530,485)	(830,808,531)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (Continuation)

	Note	12.31.2013	12.31.2012	12.31.2011
Total Profit (Loss) of the year attributable to
Owners of the company		286,083,801	(649,694,254)	(741,395,337)
Non - controlling interest		328,701,519	(429,875,529)	(78,535,665)
		614,785,320	(1,079,569,783)	(819,931,002)

Total Profit (Loss) of the year attributable to owners of the company:
Continuing operations		371,782,245	(674,653,661)	(696,187,406)
Discontinued operations	19	(85,698,444)	24,959,407	(45,207,931)
		286,083,801	(649,694,254)	(741,395,337)

Total comprehensive Profit (Loss) of the year attributable to:
Owners of the company		272,451,852	(647,796,706)	(745,733,618)
Non - controlling interest		322,081,202	(428,733,779)	(85,074,913)
		594,533,054	(1,076,530,485)	(830,808,531)

Earnings (Loss) per share attributable to the equity holders of the company during the year
Basic and diluted Earnings (Loss) per share from continuing operations	35	0.2829	(0.5133)	(0.5297)
Basic (Loss) Earnings per share from discontinued operations	35	(0.0652)	0.0190	(0.0344)
Diluted (Loss) Earnings per share from discontinued operations	35	(0.0652)	0.0186	(0.0344)

        The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2013, 2012 and 2011

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings
	Share capital (Note 20)	Additional paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	(8,312,639)	73,488,971	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Dividends attributables to non controlling interest	-	-	-	-	-	-	-	(33,626,805)	(33,626,805)
Acquisitions of companies	-	-	-	-	-	-	-	230,040,000	230,040,000
Additional purchase of non-controlling interests	-	936,247	-	-	-	-	936,247	(12,261,312)	(11,325,065)
Companies acquired sales agreements	-	-	-	-	-	-	-	183,949,000	183,949,000
Others variation in non controlling interest	-	-	-	-	-	-	-	9,336,826	9,336,826
Loss of the year	-	-	-	-	-	(741,395,337)	(741,395,337)	(78,535,665)	(819,931,002)
Other comprehensive loss of the year	-	-	-	-	(4,338,281)	-	(4,338,281)	(6,539,248)	(10,877,529)
Total comprehensive loss of the year	-	-	-	-	(4,338,281)	(741,395,337)	(745,733,618)	(85,074,913)	(830,808,531)
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings
	Share capital (Note 20)	Additional paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560

Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	-	27,396,793	-	-	-
Additional paid-in capital absorption - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	(16,465,157)	(16,465,157)

Loss of the year	-	-	-	-	-	(649,694,254)	(649,694,254)	(429,875,529)	(1,079,569,783)
Other comprehensive loss of the year	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Total comprehensive loss of the year	-	-	-	-	1,897,548	(649,694,254)	(647,796,706)	(428,733,779)	(1,076,530,485)
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners

	Equity holders of the company		Retained earnings					Non-controlling interest	Total equity
	Share capital (Note 20)	Additional paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	(72,127,674)	(72,127,674)
Sale of interest in subsidiaries (Note 44)	-	7,698,689	-	-	-	-	7,698,689	20,941,588	28,640,277
Merger of subsidiaries (Note 7)	-	9,235,580	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit of the year	-	-	-	-	-	286,083,801	286,083,801	328,701,519	614,785,320
Other comprehensive income of the year	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Total comprehensive profit of the year	-	-	-	-	(13,631,949)	286,083,801	272,451,852	322,081,202	594,533,054
Balance as of December 31, 2013	1,314,310,895	263,489,911	259,351,053	-	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2013, 2012 and 2011

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012	12.31.2011
Cash flows from operating activities:
Profit (Loss) for the year		614,785,320	(1,079,569,783)	(819,931,002)
Adjustments to reconcile net profit (loss) to cash flows provided by operating activities:
Income tax and minimum notional income tax	34	(8,679,493)	(133,311,022)	(36,912,458)
Interest accruals		446,239,324	380,491,017	290,404,179
Depreciations and amortizations	29, 30 and 31	371,291,733	374,037,848	368,162,054
Impairment of property, plant and equipment	5	-	108,283,569	557,668,671
Impairment of intangible assets	5	-	-	90,056,095
Reserve for directors’ options	31	8,945,352	8,945,352	8,945,352
Constitution of accruals, net		58,107,826	48,357,541	46,960,954
Constitution of provisions, net		36,571,446	27,114,436	25,365,647
Profit of acquisition of subsidiaries	51	-	-	(505,936,374)
Share of profit of joint ventures and associates	8 and 9	2,570,850	28,725,355	(5,173,794)
Accrual of defined benefit plans	29, 30 and 31	33,754,716	28,745,431	14,161,480
Foreing currency exchange difference	33	735,720,463	344,622,323	194,283,542
Results for discounted value measurement	33	155,869,735	72,030,127	(1,721,145)
Changes in the fair value of financial instruments	33	(295,854,837)	(191,938,160)	(45,673,746)
Result from repurchase of corporate bonds	33	(88,879,485)	(21,451,233)	(6,732,659)
Recognition Agreement March	32	(85,177,042)	-	-
Dividends earned	32	(6,876,038)	(1,581,532)	(1,244,969)
Recovery of other operating costs	32	(13,002,003)	-	-
Results from property, plant and equipment sale and decrease	32	13,404,236	1,967,799	(779,533)
Consumption of materials		6,783,353	9,654,075	3,415,106
Revenue recognition CAMMESA finance		(17,402,480)	(17,525,025)	(7,101,192)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2.3.3	(2,933,051,544)	-	-
Other		5,683,348	3,544,158	(61,188,186)
Discontinued operations		199,135,735	298,863,627	347,832,339

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	12.31.2013	12.31.2012	12.31.2011
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables	(508,715,144)	(149,276,949)	31,971,430
(Increase) Decrease in inventories	(50,402,379)	(21,429,651)	8,382,291
Increase in biological assets	(916,879)	(602,651)	-
Increase in trade and other payables	1,483,195,797	259,977,173	170,959,040
(Decrease) Increase in deferred revenues	(700,044)	16,906,265	17,496,000
Increase in salaries and social security payable	112,375,704	110,532,346	70,155,392
Decrease in defined benefit plans	(13,164,865)	(5,640,355)	(4,574,288)
(Decrease) Increase in taxes payable	(31,963)	39,890,061	22,071,657
Decrease in provisions	(25,358,712)	(12,110,743)	(2,818,618)
Increase of cash obteined by PUREE	491,946,068	410,672,269	393,557,474
Income tax paid	(3,692,829)	(22,588,626)	(46,841,574)
Dividend paid to third parties by subsidiaries	(7,871,681)	(13,992,428)	(43,823,701)
Subtotal before CAMMESA financing	716,603,588	902,342,614	1,071,395,464
Proceeds from funds obtained -CAMMESA operating financing	1,079,210,328	295,714,000	10,087,000
Net cash generated by operating activities	1,795,813,916	1,198,056,614	1,081,482,464

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,197,754,080)	(640,407,502)	(666,235,555)
Acquisition of investment in subsidiaries, net of cash acquired	-	-	(569,997,676)
Proceeds from property, plant and equipment sale	399,407	1,714	918,291
Purchases of intangible assets	-	-	(108,754,000)
Purchases of financial assets at fair value	(353,525,353)	(689,647,868)	(549,411,792)
Proceeds from financial assets at fair value sale	307,769,071	782,726,438	485,261,623
Proceeds from financial assets' interest	1,878,384	5,311,804	-
Proceeds from amortizacions of financial assets	54,793,585	-	-
Loans	-	(1,270,055)	(39,741,000)
Proceeds from loans	4,617,341	1,573,036	90,602,000
Proceeds from dividends	13,028,406	-	-
Cash incorporation for adquisition of companies	-	-	119,000,000
Cash inflow from subsidiary sale	-	-	126,800,000
(Subscription) Rescue of investment funds, net	(282,191,942)	(123,234,870)	(27,055,639)
Capital contribution in joint ventures	(205,386)	(198,565)	-
Decrease in restricted financial assets	-	-	87,765,118
Decrease in derivatives financial instruments	-	(1,864,000)	-
Discontinued operations	(124,246,000)	(236,125,186)	(606,678,743)
Net cash used in investing activities	(1,575,436,567)	(903,135,054)	(1,657,527,373)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2013	12.31.2012	12.31.2011
Cash flows from financing activities:
Payment of dividends		-	-	(18,111,204)
Proceeds from borrowings		656,489,875	222,495,166	1,322,604,914
Payment of borrowings		(713,595,455)	(812,960,919)	(963,351,040)
Payment for repurchase of financial debt		(65,982,241)	(88,546,372)	-
Discontinued operations		25,388,000	136,785,617	41,992,842
Net cash (used) generated in financing activities		(97,699,821)	(542,226,508)	383,135,512

Increase (Decrease) in cash and cash equivalent		122,677,528	(247,304,948)	(192,909,397)

Cash and cash equivalents at the beginning of the year	18	156,647,001	345,118,745	469,164,909
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale	19	11,154,000	28,305,000	-
Foreing currency exchange difference generated by cash and cash equivalents		51,190,336	41,682,204	97,168,233
Increase (Decrease) in cash and cash equivalents		122,677,528	(247,304,948)	(192,909,397)
Cash and cash equivalents at the end of the year	18	341,668,865	167,801,001	373,423,745

Cash and cash equivalents at the end of the year in the statement of financial position		341,668,865	156,647,001	345,118,745
Cash and cash equivalents at the end of the year included in assets classified as held for sale		-	11,154,000	28,305,000
Cash and cash equivalents at the end of the year		341,668,865	167,801,001	373,423,745

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(80,865,018)	(18,586,988)	(67,629,877)
Unpaid dividends		(7,596,000)	(7,508,591)	-
Borrowing costs capitalized in property, plant and equipment		3,463,005	6,405,000	4,095,000
Increase in provision for decommissioning of wells		(879,435)	(577,266)	(292,725)
Decrease in PUREE related liability (Res. ES No. 250/13)		1,661,103,990	-	-
Decrease in CAMMESA related liability (Res. ES No. 250/13 and ES Note No. 6852/13)		1,152,267,285	-	-
Increase in financial assets at fair value from subsidiary sale		334,339,766	-	-
Decrease in financial assets at fair value from repurchase of Corporate Notes		(165,085,442)	-	-
Increase in other receivables from subsidiary sale		44,626,592	-	-
Investments in subsidiaries' sale		(7,698,689)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013 and 2012

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,214 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at December 31, 2013 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the MEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT.

On November 28, 2013, the Company and its generating subsidiaries received a request for information from the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee so that it should provide the information necessary to conduct a comprehensive analysis of the electricity market. It should be pointed out that the Company and its generating subsidiaries have timely and properly submitted all documentation required by the authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The regulatory provisions that have affected or are affecting the electricity market and the activities of the Company and its generation subsidiaries are stated below for the years that are reported in the financial statements.

2.1.1Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the MEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme that was applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy marketed undercontracts regulated by the ES having a differential remuneration as fixing  ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

Therefore, power and/or energy marketed by the Company and its generation subsidiaries under the WEM Supply Agreement pursuant to ES Resolutions No. 1281/06 and No. 220/07 will be exempted from the new remuneration scheme.

The new remuneration scheme applies to economic transactions as from the month of February, 2013. However, its actual application to each specific generating agent requires that it should waive all administrative and/or judicial claims it may have brought against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims regarding the Agreement previously mentioned and ES Resolution.

Covered Generators not meeting this waiver demand will remain under the preexisting scheme.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the provision in the HRP. This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent will depend on the technology and on the degree of compliance with the DO:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The parameters defined by the Resolution by type of technology are as follows:

Technology and scale	Ps./MW-HRP
TG units with power (P) < 50 Mw	48.00
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
CC units with power (P) < 150 Mw	37.20
CC units with power (P) > 150 Mw	31.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40
HI units with power (P) > 300 Mw	17.00

Generators will be entitled to the following Fixed Costs Remuneration percentages:

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 Ps./MW-HRP.

ii.       Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	Ps./MWh
TG units with power (P) < 50 Mw	19.00	33.25	-
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00
CC units with power (P) < 150 Mw	19.00	33.25	-
CC units with power (P) > 150 Mw	19.00	33.25	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

HI Units	Ps./MW-HRP
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00
HI units with power (P) > 300 Mw	17.00

iii.      Additional Remuneration: A portion is paid directly to the generator and the other part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

It is noteworthy that at the date of issuance of these financial statements has not yet implemented such trust fund.

	Allocation
	Generator Ps./MWh	Trust Ps./MWh
TG units with power (P) < 50 Mw	8.75	3.75
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
CC units with power (P) < 150 Mw	8.75	3.75
CC units with power (P) > 150 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

To the detailed remuneration that makes up the whole remuneration collectable in the MEM by Covered Generators, should be discounted the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

To all effects indicated in the previous paragraph, Covered Generators should file, for each transaction month, a sworn statement accompanied by supporting documentation duly certified by an external auditor declaring the billing issued for its commitments with the MAT, which will be compared with the deductions made in the economic transactions conducted by CAMMESA. In case of inconsistency in the monetary volumes billed by a Covered Generator where the difference is favorable to it, CAMMESA will invoice such difference to the agent.

Payment Priority

The Resolution provides for two new payment priorities, excluding to such effect the application of ES Resolution No. 406/03: (i) the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration will be cancelled in the first place; and (ii) the Additional Remuneration will be cancelled in the second place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers. Generators may not renew or extend their contracts with suppliers, with the exception of those marketing power under supply agreements having a differential remuneration system, in which case they may continue entering into fuel contracts to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of those costs, two conditions should be met: (i) the kind of costs should be, at the Resolution’s effective date, being recognized by CAMMESA; and (ii) those costs should result from contractual relationships taken on before the Resolution’s effective date.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. The Resolution provides that the ES will establish the mechanisms of that trust integration.

Additionally, the Resolution sets forth that the ES will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to ES Resolution No. 406/03 and not comprised within the general and/or specific agreements entered into with the ES and/or provisions aimed to the execution of investment works and/or existing equipment maintenance tasks should be destined to the payment of such trust.

As from September 2013, CAMMESA started to settle the Additional Remuneration’s amounts to be destined to the trust as LVFVDs. However, the funding procedure and the trust’s structuring have not been regulated yet.

Suspension of contracts in the MAT

The Resolution transient the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

Below are the notes issued by the ES after the enactment of the Resolution, tending to regulate some aspects of it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Note No. 2052/13 set forth that MAT’s contracts effective as from May 1, 2013, provided the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by the generators for a maximum term of three months from their effective date.

Through Note ES No. 2053/13, the criteria for the implementation of the Resolution were approved. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth by Section 12 of the Resolution. CAMMESA will make adjustments in the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was informed, whichever occurs later, unless there is an ES specific provision in this respect.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation services and short-term reserve will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of such resolution.

As regards ES Note No. 2053/13, the ES, through Note No. 3229/13, set forth different criteria for the implementation of the Resolution regarding hiring terms for Large Users with CAMMESA, such as term, data to be included, billing, etc.

Through ES Note No. 3902/13, the ES replaced the implementation criteria applicable to contracts with the OED created through Note No. 3229/13, and provided for the application of a "Monthly Sustainability and Guarantee Charge” to Large Users to make up a sufficient collection guarantee amount and sustain higher administration expenses for the temporary operations set forth by the Resolution, with an initial value of 15 Ps./MWh. The ES will later provide instructions on the allocation of the funds collected through that charge.

Furthermore, the ES instructed CAMMESA to classify the Covered Agents’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1, according to the following detail:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Company	Generating unit	Technology	Power
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300
HIDISA	EL TIGRE	HI	HI – Chica 0<P≤120
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300
HINISA	NIHUIL I	HI	HI – Media 120<P≤300
HINISA	NIHUIL II	HI	HI – Media 120<P≤300
HINISA	NIHUIL III	HI	HI – Media 120<P≤300

ES Note No. 4201/13 provided for an extension of the Large Distribution Users’ agreement until October 31, 2013.

Through ES Note No. 4858/13, CAMMESA was instructed to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. To such effect, CAMMESA will:

         i.       Record the amounts collected directly from Large Users;

          ii.     Allocate such amounts to cover the generators’ remuneration —firstly fixed costs, afterwards variable costs and lastly the direct additional remuneration—. This distribution will be made pro rata based on the relative participation of each Generator in each of the items.

ES Note No. 5954/13 provided for the temporary suspension, effective as from November 1, 2013, of the operations contemplated by ES Note No. 930/07 whereby the demand by Large Distribution Users which should purchase Energy Plus will be backed by contracts entered into through the Distributor. Once the current contracts expire, Large Distribution Users wishing to continue purchasing the surplus demand with Energy Plus contracts will have to request access to the WEM whether as Major Large Users or Minor Large Users. To such effect, the membership form already approved by CAMMESA for the supply of Large Users (aimed to cover the basic demand) will be considered as a WEM’s application form. Should Large Distribution Users fail to submit this form, their supply will be met by the Distributor at its regulated tariff.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Later on, and regarding the supply of fuel for generation purposes, ES Note No. 8152/13 instructed CAMMESA to call oil companies registered under the “Natural Gas Surplus Injection Promotion Program” and/or the “Program for the Promotion of Natural Gas Injection for Companies with Reduced Injection” for the Northeast and Neuquén Basins.

Furthermore, ES Note No. 5129/13 instructed CAMMESA to optimize the generation and fuel dispatch taking into consideration actual acquisition costs according to the conditions described by CAMMESA in the analysis previously sent to the ES. This modification will result in a change in the current dispatch conditions and the mixture of fuels used for generation purposes.

In this context, on May 31 the power generating subsidiaries waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03, as well as to bring new claims regarding the stated items and periods.

On June 11, 2013, the SE informed CAMMESA through ES Notes No. 3145, 3146, 3147of the acceptance of the terms under which the subsidiaries CTG, CTLL and CPB respectively, made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated condensed interim financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Within this framework, on November 22, 2013, subsidiaries HIDISA and HINISA waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03 as well as to bring new claims for the stated items and periods, and requested the application of the previously-mentioned remuneration scheme effective as from the commercial transaction corresponding to the month of November, 2013.

Based on HIDISA and HINISA’s request, as from the economic transaction for the month of November, 2013, CAMMESA started to apply the remuneration scheme set forth in the Resolution and, consequently, subsidiaries HIDISA and HINISA have started to financially account for this new remuneration scheme.

2.1.2 Energy Plus - ES Resolution No. 1281/06

The ES approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (i) Demands below 300 KW; (ii) Demands over 300 KW with contracts; and (iii) Demands over 300 KW without contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

Under such standard, CTG extended its generation capacity on 98.8 MWISO with the implementation of the generation unit LMS 100. CTG was the first WEM generator that provided the service of Energy Plus, for which executed several service agreements with Energy Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

Together with the approval by the Ministry of Federal Planning, Public Investment and Services of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 96.5 MW.

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the CMO.

CTG has current Power Availability Agreements in force with other generators, including TermoAndes S.A., Petrobras Arg. S.A. (for its Genelba and Ecoenergia plants), Generación Mediterránea S.A., Solalban Energía S.A., Generación Independencia S.A. and Centrales Térmicas Mendoza S.A., whereby it can purchase energy from those generators to support its contracts in case of unavailability of its LMS 100 unit. Thus, CTG substantially limits the contracts’ support risk in case of unavailability of the LMS 100 unit.

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by customers, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 58.8/MWh to US$ 63.10/MWh.

Furthermore, CTG has entered into power availability agreements with the above mentioned generating agents whereby CTG acts as the selling party, supporting generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by customers).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The ES, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users (with a power consumption above 300 KW) for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. These values imply a cap in pesos on the sales price authorized Generators may offer to provide the Energy Plus service. Currently these values are PS. 320/MWh for Major and Minor Large Users and Ps. 445/MWh for Large Distribution Users. This situation will be aggravated to the extent the peso is devalued against the U.S. dollar, the currency in which Energy Plus service agreements are denominated. Consequently, a failure to update these values or a devaluation of the peso may result in a decrease in Energy Plus prices, which may render these agreements unfeasible and force generators to sell their Power and Energy in the Spot market, with the resulting decrease in their income.

2.1.3 MEM Supply Agreements – ES Resolution No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the ES passed Resolution No. 220/07, which empowers CAMMESA to enter into “MEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the TV unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the steam turbine may be marketed thereunder.

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the MEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

2.1.4 Receivables from MEM generators

As of December 31, 2013 the subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 397.9 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 69 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 262.6 million;

c.        LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” (the "Agreement 2008-2011") for Ps. 66.3 million;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

d.       LVFVDs accrued during fiscal year 2013 and on account of undertaken contributions to the Trust pursuant to Resolution No. 95/13 in the amount of Ps. 20.7 million and Ps. 35.2 million respectively, which have not been recognized as income during this fiscal year due to the uncertainty of their collection. This is so because the ES has not yet implemented this trust since the passing of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

As of December 31, 2012 the subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 410.4 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 78.5 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 234.2 million;

c.        LVFDVs allocated to the Agreement 2008-2011 for Ps. 57.9 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 39.8 million, which have been recognized as expenses during this fiscal year due to the uncertainty of their collection.

Modification of the Final Agreement for the Readjustment of the WEM (the “Final Agreement”) -FONINVEMEM

Pursuant to ES Resolution No. 1261/12, a 25 MW and 19.01 MW power increase was approved respectively for the TMB and TJSM plants, for a value of US$ 11.9 million and US$ 10.1 million plus VAT each, ad referendum of the Ministry of Federal Planning, Public Investment and Services (MPFIPYS). Consequently, this resolution authorized –ad referendum of the MPFIPYS- the amendment of the Final Agreement approved by ES Resolution No. 1193/05, which provided for the organization of the companies TMB and TJSM, the modification of the equity interests in those companies (funding for the works would be provided by generators and not by the National Government), and supply agreements with CAMMESA and maintenance agreements with Siemens.

In view of the foregoing, and since the MPFIPYS expressed its consent pursuant to MPFIPYS Resolution No. 2489/12, the ES, through Note No. 5568/13, instructed CAMMESA to call for agents making up TMB and TJSM to turn the commitments taken on pursuant to ES Resolution No. 1261/12 into irrevocable commitments pursuant to the terms of the Addendum to the Final Agreement included in that note.

The participation in the call requires the execution of the addendum; conversely, in the absence of a formal statement, it will be deemed that the parties have decided not to participate in the call.

The Addendum to the Final Agreement stipulates that Generating Agents should contribute their LVFVDs generated during the 2008-2011 period up to the amounts necessary to cover the amounts corresponding to the above-mentioned power expansion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

TMB and TJSM’s power-generating shareholders adhering to the call will receive an equity interest in those companies pro rata their respective LVFVDs’ participation in the whole capital allocated to the construction of the plants (including the investment necessary for power expansion) so that they should be included in the same proportions that the LVFVDs corresponding to the 2004-2006 period; in case a generator does not have any 2008-2011 LVFVD or does not express its decision to contribute its 2008-2011 LVFVDs to the payment of the power expansion works, the amount which is not included will be deemed covered by the remaining agents pro rata and according to the rights conferred by their respective Bylaws until reaching the amounts stated in ES Resolution No. 1261/12.

Additionally, as from the Addendums to the WEM Supply Agreements' effective dates, the receivables documented as LVFVDs for the 2008-2011 period and committed to the payment of additional power will be returned to them, converted into U.S. dollars by applying BCRA’s “Reference Exchange Rate – Communication A 3500 (Wholesale)”, upon actual payment of the Additional Power through the application of the same mechanism for receivables comprised within debt repayments associated with Section 4.a of the Final Agreement. The number of installments is that remaining, as from the Addendums to the Supply Agreements’ effective date, to finish paying the installments for debt repayments set forth in  Section 4.a of the Final Agreement.

Subsidiaries CTG, HIDISA, HINISA and CPB adhered to the call, and CAMMESA informed of such decision to the ES through Note B-84261-1. This note states that not all TMB and TJSM’s power-generating shareholders have adhered to the call, and, consequently, these companies would be entitled to a proportional increase over the non-adhering generators’ portion. However, as at the issuance hereof, no progress has been made in the implementation of the operations contemplated in ES Resolution No. 1261/12.

On September 30, 2013, these subsidiaries offered to CTLL to partially terminate the assignments of LVFVDs perfected pursuant to the applicable Receivables Assignment Agreements entered into between them and CTLL during the months of May, 2009 and June, 2010 for up to the amounts committed pursuant to ES Resolution No. 1261/12 and ES Note No. 5568/13, which as at the termination date amounted to Ps. 8.1 million plus VAT, and the amounts resulting from the right to a proportional increase pursuant to the provisions of the generating companies’ Bylaws, and CTLL accepted the proposal.

Additionally, since CPB is currently analyzing alternatives for the cancellation of the assigned LVFVDs through a mechanism different from their application to CTLL’s CC closing project, on October 23, 2013, CPB offered CTLL to totally terminate the Receivables Assignment Agreement entered into between both companies in June, 2010, and CTLL accepted the offer.

MEM Supply Commitment Agreements – Resolution No. 724/08

On May 18, 2012, CTLL filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009 and the Master Agreement. The claim made by CTLL covers the LVFVDs with the payment priority provided for in Section 4.c) of ES Resolution No. 406/03 issued by CAMMESA to CTLL expressing their decision to allocate their LVFVDs to the execution of CTLL’s CC closing project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On October 19, 2012, CTLL filed a motion for summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, CTLL filed the appropriate presentation in the following procedural stage. As at the date of issuance of the financial statements, there is no news regarding this issue.

Agreement 2008 - 2011

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” dated April 1, 2011, whereby they undertook to carry out the electric power generation project of the Piquirenda Thermal Plant (the “Piquirenda Project”), and they filed an administrative claim before the MPFIPyS to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the Energy Secretariat, to complete its implementation.

This claim sought to obtain the cancellation of the LVFVDs issued by CAMMESA pursuant to Section 4.c of ES Resolution 406/03 for the subscribing generators’ receivables corresponding to the January 1, 2008 to December 31, 2011 period and not covered by ES Resolution No. 724/08, which represent 30% of the total investment made for the execution of the first stage of the project.

On October 19, 2012, the Company and its power generating subsidiaries filed a summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013 the Company and its power generating subsidiaries filed the appropriate presentation in the following procedural stage. As at the issuance hereof, there is no news regarding this issue.

2.1.5 Regulatory framework before the ES Resolution No. 95/13

Restrictions on the setting of the Spot Price- ES Resolution No. 240/03

ES Resolution No. 240/03 modified the methodology used to set prices in the WEM and determined that the maximum CVP recognized to set the prices is that of the most inefficient operating or available unit using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the operating thermal machine will be included as a Temporary Dispatch Surcharge (Stabilization Fund sub-account). The maximum recognized Spot Price was Ps. 120/Mwh.

Since the seasonal price has not followed the evolution of the WEM Spot Price approved by CAMMESA, the Stabilization Funds were resorted to in order to meet production costs, which resulted in their continuing underfunding during the last few years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Resolution No. 406/03 set forth that, as a result of the depletion of available resources in the MEM’s Stabilization Fund, amounts pending payment for each month would be consolidated, accruing interest at a rate equivalent to the mean monthly yield obtained by the OED from its financial placements, and would be paid once the Fund has sufficient funds based on an order of priority of payment to agents.

This situation directly affected the Company and its generating subsidiaries’ financial position, since they only collect on the sales they made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting their variable margins represent a receivable generators have against the MEM, which has been documented by CAMMESA under LVFVD.

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

During the months of January and February of the year 2010, the Manuel Belgrano and San Martin power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the subsidiary generating companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$ pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the  generation segment subsidiaries have received no confirmation of their conversion into US$, the subsidiaries have decided to keep such receivables at their original value in pesos.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2012 and 2011 and January 1, 2011, without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 78.5 million, Ps. 69.6 million and Ps. 74.7  million approximately, respectively.Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Based on the investment projects presented by CTLL, on June 20, 2008 by means of Note No. 615, the ES considered verified the proposal and instructed the OED to pay the 2007 LVFVD, which had been duly collected by the subsidiares.

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

Under such agreements, CTLLhas collected from the OED all ot their receivables accrued in 2008 and has issued several credit assignment agreements with other MEM generators (among them the Company’s subsdiaries CTG, CPB, HIDISA e HINISA) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, this assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which CTLL will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Within this context, during the month of May 2009, CTLL entered into agreements with subsidiary companies HINISA and HIDISA, and with CTG and CPB in June, 2010.

As of December 31, 2012, depending on the cancellations of receivables made by CAMMESA, cessions have been perfected for an amount of Ps. 102.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of generation segment fall within the scope of provisions of the previously mentioned Master Agreement entered into between the ES and CTLL, except for the LVFVDs contributed by the generation subsidiaries up to the amounts necessary to meet the previously mentioned commitments regarding TMB and TSJM plants’ power increase.

ES Resolutions No. 599/07 and 1070/08: Natural gas supply

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

Additionally, on October 1, 2008, the ES issued Resolution No. 1070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009, which has not been reviewed since December 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./Mwh, shall be increased in accordance with the consumed liquid fuel, by:

-          Gas-oil / Diesel Oil Generation: 8.61 Ps./Mwh

-          Fuel Oil Generation: 5.00 Ps./Mwh

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below Ps. 5/MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010, until 1 January, 2012, the date on which the agreement was suspended, as is mentioned in subsection referred.

As from ES Resolution 95/13’s effective date, variable costs remuneration values have been modified for Covered Generators pursuant to subsection 2.1.1.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 Ps./barrel under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/barrel under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/barrel differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier. It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300/11. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381/08 set. Therefore, it was impossible for CPB to acquire fuel oil since domestic market prices were much higher than the costs CAMMESA was recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow. In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

Later on, ES Resolution No. 95/13 acknowledged the costs of own fuel valued at the corresponding reference prices until the termination of the contractual relationships.

Procedure regarding the dispatch of natural gas for electricity generation (The “Procedure”)

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

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

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The generation subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as each company can perform the more energy efficient allocations of that fuel.

Additionally, Note No. 7584/10 considers the effect of the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market, these agreements will not be affected by the provisions of the Note.

Furthermore, through ES Note No. 7585/10 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

Later on, with the entry into force of ES Resolution No. 95/13, ES Note No. 2053/13 provided for the extension of the assignment mechanisms contemplated in ES Notes No. 6866/09, 7584/10, 7585/10 and 922/11, thus excluding the application of the minimum remuneration contemplated in section 7 of the first of the above-mentioned notes. This extension will apply to adhering agents not expressing their rejection.

Agreement 2008-2011

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering MEM Generating Agents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The main conditions of the Agreement are as follows:

-            An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-HRP to Ps. 35/MW-HRP (in the case of CPB and CTLL) and to an average Ps. 38.5/MW-HRP (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

-            An increse in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

-            The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with MEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

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

The project, which involves Central Térmica Piquirenda owned by EGSSA (which makes up CTG’s assets after its merger with EGSSA and EGSSAH), will be developed in two stages, upon the completion of which the total installed power will be increased to 45 MW.

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

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

As at the date hereof, neither the recognition of Gas Plus costs nor the conditions for the provision of this fuel to support the generation subsidiaries’s WEM Supply Agreements have been modified. Should substantial modifications apply in this respect, the generation subsidiares will evaluate the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of CTLL Combined Cycle”, the “MEM CTLL– CAMMESA Supply Agreement ” and the “MEM EGSSA - CAMMESA Supply Agreement”

Therefore, as the gas supplied by PEPASA is no longer covered by the Gas Plus system, EGSSA would not be able to acquire it from PEPASA at the price stipulated in the agreement binding the companies, that is, US$ 5.22/MMBTU, but at the price acknowledged by CAMMESA, i.e., US$ 2.68/MMBTU. Additionally, in such notice CAMMESA requested the ES to provide instructions on how to treat the periods prior to December, 2012.

Natural Gas Supply

As from September 2010, CTG had been contracting the supply of natural gas for its LMS 100 unit with ENARSA. The last renewal was entered into in the month of May 2012, and provided for a one-year supply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

CTG and ENARSA had agreed on the conditions necessary to renew the supply as from May 1, 2013, and only its perfection remained pending. However, after ES Resolution No. 95/13 was passed and three days before the renewal’s effective date, ENARSA informed that such renewal was unfeasible and that it would submit to the ES the applicable consultations so that it should indicate whether or not Section 8 of the Resolution applied to Generating Agents comprised within the exceptions set forth in Section 1, and, should it not be the case, which would be the applicable price to implement. As at the issuance hereof, the ES has not expressed its opinion on this issue.

Aiming to guarantee supply, CTG negotiated and obtained the necessary gas supply volumes from other producers including Pluspetrol S.A., Panamerican Energy LLC, Total Austral S.A., thus prioritizing a firm supply and the term of the agreements.

2.1.6 Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large customers of the WEM’s Forward Market as at December 31, 2013 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large customers of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years
Sales commitments
Electricity and power(1)	314,697,070	294,788,523	19,908,547
(1)Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

2.2 Transmission

In order to regularize the remuneration adjustment effective as from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into an Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

i)         the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Agreement’s IVC,

ii)       a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

iii)      a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

iv)     the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established for a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately Ps. 286 million and Ps. 207 million, respectively, for Transener; and to Ps. 113 million and Ps. 100 million for Transba, respectively.

Lastly, the Renewal Agreement provided that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

In order to execute the Third CAMMESA Loan Extension, Transener and Transba have dismissed their filed legal actions regarding performance of the commitments undertaken in the Agreements and the Instrumental Agreements as at the date hereof. In case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or restart any actions deemed appropriate in furtherance thereof.

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of Ps. 324.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of Ps. 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

As of December 31, 2013, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Addendums II and as an advance of the Addendum executed between Transba and CAMMESA on October 25, 2013 have been accounted for. Consequently, Transener has recorded revenues from sales amounting to Ps. 250.7 million and Ps. 32.7 million, as well as accrued interest for Ps. 149.3 million and Ps. 33.5 million for the period ended December 31. 2013 and 2012, respectively. Likewise, Transba has disclosed revenues from sales amounting to Ps. 116.6 million and Ps. 20.2 million, and earned interest amounting to Ps. 64.5 million and Ps. 23.6 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through an assignment of receivables on account of higher costs pursuant to the Agreement and the Renewal Agreement.

Furthermore, Transener estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener and Transba will continue deteriorating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Even though it is still difficult to forecast the evolution of the issues stated in this note and their possible impact on Transener’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation. Transener has prepared its financial statements using the accounting principles applicable to an on-going business. Consequently, these financial statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transener’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

2.3 Distribution

The company from this segment is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the distribution company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The distribution companies obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If any distribution company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, Edenor, Edenor’s shareholders representing at least two thirds of the share capital, and/or the former Edenor’s shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of any distribution company undergoing bankruptcy proceedings. Additionally, if the grantor of the concession fails to discharge his obligations in such a manner that the distribution company is prevented from providing the service or the service is severely affected on a permanent basis, the distribution company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

2.3.1 Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The Adjustment Agreement establishes the following:

i)           the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)         the requirement that during the term of that temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)       the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)       the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of Ps. 25.5 million should it be required;

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)    the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

The mentioned agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)         An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii)        Implementation of CMM contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)       Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

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

ES Resolution No. 434/07 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

2.3.2 Tariff Structure Review

On July 30, 2008, the ES issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution No. 467/08. On November 12, 2009, Edenor made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, Edenor has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action was filed before the MPFIPyS in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In Edenor’s opinion, this claim has come to an end due to the issuance of ES Resolution No. 250/13 dated May 2013.

Additionally, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement. The complaint was amendment in November 2013 and in February 2014 a petition for the granting of a precautionary measure for the same purpose was filed. Both actions are in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3.3 PUREE-MMC

On May 7 and November 6, 2013, the ES issued ES Resolution 250/13 and Note 6852/13, respectively, whereby it:

a)    Authorized the values of the adjustments resulting from the MMC for the period May 2007 through September 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)    Assessed the Company’s debt at September 30, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through September 2013.

c)     Authorized Edenor to offset until September 2013 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)    Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)     Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the MEM. This amount at December 31, 2013 was offset by surpluses MMC.

f)     Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The ES, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and note pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of December 31, 2013, the amount recorded by Edenor as revenue from the recognition of higher costs resulting from the MMC, net of the revenue recorded in prior years, amounts to Ps. 2.9 billion, which is the total amount recognized by ES Resolution No. 250/13 and ES Note No. 6852/13, and has been disclosed in the “Higher costs recognition - SE Resolution No. 250/13 and ES Note No. 6852/13” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for Ps. 197.5 million included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss).

Edenor estimates that the remaining LVFVD will be issued and offset or paid within the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The impact of ES Resolution No. 250/13 and ES Note 6852/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of financial position

	2013
	Res. ES No. 250/13	Note ES No. 6852/13	Total
Other receivables
MMC	2,254,951,435	723,629,643	2,978,581,078
Net interest MMC – PUREE	172,938,704	24,569,902	197,508,606
Other liabilities– PUREE	(1,387,034,835)	(274,067,026)	(1.661.10.861)
Payables for purchase of electricity - CAMMESA	(678.134.766)	(474.132.519)	(1.152.267.285)
LVFVD to be ussed	362,720,538	-	362,720,538

Statement of comprehensive income (loss)

	2013	Recognized in prior years but not offset	Subtotal	Recognized in prior years and offset	Total
Higher Costs Recognition - Resolution ES No. 250/13 And Note ES No. 6852/13	2,933,051,544	45,530,534	2,978,582,078	91,261,774	3,069,842,852
Finance income – Financial interest	197,508,606	-	197,508,606	-	197,508,606
	3,130,560,150	45,530,534	3,176,090,684	91,261,774	3,267,352,458

With the publication of the above-described ES Resolution No. 250/13, the ES, in Edenor opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason said claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, Edenor brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these Financial Statements, Edenor has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	MMC Adjustment
May 2013 – October 2013	November 2013	7.90%

Furthermore, the MMC adjustmet values relating to the October–December 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying ES Resolution No. 250/13 and ES Note No. 6852/13, to approximately Ps. 347.9 million. Furthermore, at December 31, 2013, the balance relating to the PUREE, after applying ES Resolution No. 250/13 and ES Note No. 6852/13, amounts to Ps. 108.6 million, Ps. 72.6 million of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

Additionally, and with regard to that mentioned in paragraphs d and c of this note, on December 6, 2013, Edenor challenged and rejected debit notes for a total of Ps. 196 million issued by CAMMESA for late payment charges, maturing on December 9, 2013.

The reason for challenging and rejecting such debit notes is based on the fact that ES Resolution No. 250/13 not only established a special system for the payment of Edenor’s debts until February 2013 but also included the corresponding authorizations and instructions for CAMMESA.

In the framework of the aforementioned Resolution, the fact that the term thereof has been extended by SE Note No. 6852/13 constitutes part performance. The lack of issuance of the LVFVD is not within Edenor’s competence; thus it is not its responsibility.

2.3.4 Electricity rate schedules

The ES Resolution No. 1169/08 approved the new seasonal reference prices of power and energy in the MEM. Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s VAD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On June 15, 2012, the ES established the seasonal prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution No. 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of SE Resolution No. 255/12).

Furthermore, on November 30, 2012, Edenor S.A. was notified of Resolution 2016 of the Energy Secretariat, which approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

As in previous years, ES Resolution No. 1037/07 ratified by ES Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient implemented by Section 1 of Law No. 25,957, to calculate the total value of the FNEE; and b) the amounts corresponding to the electricity rates adjustments due to the application of the MMC established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

2.3.5 ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347/12 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for T1 customers and a variable amount T2 and T3 customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and NFSA, as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On December 18, 2012, Edenor and NFSA, signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor’s Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent Edenor before NFSA in issues related to the Trust and its Operating Manual.

On July 4, 2013, Edenor and NFSA signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that NFSA in its capacity as trustee, will issue, in accordance with the public offering system authorized by the CNV, VRD to be offered to the market for a nominal value of up to Ps. 312.5 million. The proceeds will be used to finance the payment of Edenor’s investment plan.

On July 4, 2013, VRDs for Ps. 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private Badlar rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, that agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of NFSA (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

Additionally, on January 3, 2014, by Resolution No. 3/2014 of the MPFIPyS, it was established that the investments to be made with the funds of the FOCEDE will be decided by the Management Control and Coordination Under-Secretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Execution Committee of the trust created by ENRE Resolution No. 347/13 as well as to electricity distribution companies Edenor and Edesur.

By Resolution No. 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the ES, one representative of the Public Works Secretariat, both under the authority of the MPFIPyS. The Economy and Public Finance Ministry and the National Comptroller’s Office will also be invited to participate.

2.3.6 Framework agreement

On January 10, 1994, Edenor together with  Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which Edenor is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, Edenor together with Edensur. and EDELAP S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the MPFIPyS through Resolution No. 247.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

With regard to the amount receivable Edenor has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which Edenor agreed to receive an amount of Ps. 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of Ps. 6.14 million, as settlement of the debt that at December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

 At December 31, 2013 and 2012, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to Ps. 56.9 million and Ps. 25.4 million, respectively.

2.3.7 Stabilization factor

By Note 2883 dated May 8, 2012 (reference MEyFP Resolutions No. 693/11 and MPFIPyS  No. 1900/11), the ES has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

2.3.8 Penalties

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, Edenor was notified of the issuance of ENRE Resolution No. 32/11, whereby Edenor was fined in the amount of Ps. 1.1 million and ordered to compensate those customers who had been affected by the power cuts for an amount which, at December 31, 2013, totals approximately Ps. 36.6 million. Those amounts have been recorded in the Other current payables account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Edenor filed a Direct Appeal with the Appellate Court in Contentious and Administrative Federal Matters No. I, requesting that the Resolution be declared null and void. Additionally, Edenor filed –with the same Court– a petition for the granting of a precautionary measure, aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.  On March 23, 2011, the court ordered the suspension of the penalty (payment of the amounts imposed), until a decision on the precautionary measure petition filed by Edenor is rendered. Against this decision, the ENRE filed a post-judgment motion for reversal which was rejected in all its terms. On April 28, 2011, the Court rejected the precautionary measure petition filed. Therefore, Edenor filed an extraordinary federal appeal which –after having been made available to the ENRE- was dismissed. The Company then filed an with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution.

On November 15, 2012, the Company was notified by the Regulatory Authority of ENRE Resolution No. 336/12, whereby the Regulatory Standards Compliance and Management Department of the ENRE was instructed to immediately initiate the corresponding penalty procedure pursuant to which distribution companies Edenor and Edesur are required to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that Edenor and Edesur be ordered to pay a compensation to each T1R who had been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by Edenor for penalties and compensations amounts to Ps. 16.7 million.

On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution No. 32/11 was declared formally inadmissible due to Edenor lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. Edenor has filed an appeal against such pronouncement with the CSJN.

Due to the power cuts that occurred as a consequence of the high temperatures recorded between December 16, 2013 and January 2, 2014 in Edenor’s concession area, on January 7, 2014 Edenor was notified of Resolution No. 3/14 pursuant to which the ENRE instituted legal proceedings and brought charges due to Edenor’s failure to: 1) comply with the provisions of section 25 sub-sections a), f) and y) of the Concession Agreement, section 27 of Law No. 24065, and ENRE Resolution No. 905/99; and 2) apply in due time the surplus funds of the FOCEDE (created by ENRE Resolution No. 347/12) exclusively earmarked for the execution of  infrastructure and corrective maintenance works in its concession area, which would imply the non-compliance with the provisions of section 25 sub-sections f) and y) of the Concession Agreement. In this regard, Edenor filed its reply within the terms and under the formalities prescribed by the law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Also, on January 7, 2014, Edenor was notified of ENRE Resolution No. 1/14, whereby Edenor was ordered to pay a compensation to each T1R who had been affected by the power cuts that lasted more than 12 continuous hours from December 16, 2013 until that time when the service was fully restored. Such compensation, in the case of customers who had been affected by the power cuts dealt with in ENRE Resolution No. 32/2011, is to be increased by 100%. Edenor has appealed this resolution before the ES, nevertheless it has begun the process to pay customers by way of discounts the amounts ordered as compensation, the estimated amount of which totals $ 77.5 million. Such amount has been recorded in the Other payables account. By Resolution No. 2/14 of the MPFIPyS, notified to Edenor on January 7, 2014, it was established that public utility companies are to adopt all the necessary measures to implement a call center that will be available to all customers in the event of emergency and lack of service. This 24/7 service will be implemented through a toll-free telephone number and will have that number of human resources as may be necessary to respond to the totality of the claims to be made.

Furthermore, in the framework of the previously described power outage, by Resolution No. 9/14 notified to Edenor on January 15, 2014, the ENRE instructed both distribution companies to make a higher number of human resources, either the companies’ own or contracted, available to take care of the power cuts suffered by their customers due to failures in networks or facilities, and to have a continuous vehicle monitoring system in place. This resolution, which will be appealed in due time and in proper form, will nevertheless be complied with.

2.4 Gas market

ES

Gas Plus Program

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

Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee ( “The Committee”)

2.4.1 Natural Gas Surplus Injection Promotion Program (“the Program”)

On February 14, 2013, Resolution No. 1/13 of the Committee creating the Program was published in the Official Bulletin. This program aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

On April 26, 2013, Resolution No. 3/13 of the Committee regulating the Program was published in the Official Bulleting, which sets forth that any companies interested in participating in the Program should submit monthly statements to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that, after meeting the methodology and terms specified therein, they may obtain the applicable compensation. Besides, the Resolution provides specific considerations regarding natural gas purchase and sale operations between producers, expressly prohibiting them, as well as regarding new high-risk projects, the control of investments, the evolution of reserves and the Program’s auditing mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Committee, PEPASA was registered with the National Registry of Hydrocarbon Investments.

PEPASA has submitted several projects for the Committee to evaluate its inclusion in the Program. On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved the project for an increase in the total injection of natural gas submitted by PEPASA, with retroactive effects to March 1, 2013. As at December 31, 2013, income recognized under this item amounts to Ps. 22.6 million.

On October 11 and December, 2013, PEPASA collected 75% of the Program’s compensations for the March – August, 2013 period for a total amount of Ps. 6.9 million.  Furthermore, on January 22, 2014, PEPASA collected Ps. 2.3 million under this same item corresponding to the month of September 2013.

2.4.2 Investment Promotion Regime for the Explotation of Hydrocarbons (the “Regime”)

On July 15, 2013, Executive Order No. 929/13 was published in the Official Bulletin, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Regime”), which grants several benefits to participating companies. Thus, companies registered with the National Registry of Hydrocarbon Investments and having an investment project for the exploitation of hydrocarbons involving a direct investment of at least US$ 1 billion during the first five-year period may be covered by this Regime.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The benefits of this Regime include: (i) the right to freely market abroad 20% of the hydrocarbons produced under the Project exempt from export duties, with full availability of the foreign currency earned from the exportation of such hydrocarbons and free from the obligation to repatriate the foreign currency earned from the exportation of 20% of the hydrocarbons produced; (ii) as from the fifth year as from the approval and startup of each project, the right to obtain for the exportable portion of the hydrocarbons produced under the project a price which may not be lower than the reference export price; and (iii) the priority right to obtain freely available foreign currency through the Free Foreign Exchange Market for up to 100% of the price obtained from the internal commercialization of the exportable hydrocarbon portion plus the amount corresponding to received compensations, if any.

Executive Order No. 929/13 was regulated by Resolution No. 9/13 of the Committee, which established the Regulation on Requirements and Conditions for the submission and later incorporation under the Regime of investment projects for the exploitation of hydrocarbons.

The Regulation’s most relevant items are the following: (i) the requirements companies should meet to submit their projects, (ii) the formal guidelines regarding how the presentation should be made; (iii)  the project’s geological and geophysical aspects; and (iv) economic aspects and the investment commitment.

Until the date of issuance of these financial statements, PEPASA has not presented investment projects under the Regime.

2.5 Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy, which provides for an increase in export taxes on liquid hydrocarbons, with a reference value of US$ 60.9 per value and a cut-off value of US$ 42 per oil barrel. The exporting producer’s income was thus limited to US$ 42 per crude barrel, although the WTI crude value is higher than US$ 60.9 per barrel.

The crude oil production evolution has been in decline; consequently, several tools and regulations defining incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products required by Resolution No. 394/2007. The ES grants fiscal credits to the companies participating in these programs, which are assignable.

In February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. However, these programs remained in force for small producers.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/13 increasing the cut-off and reference values provided for by Resolution No. 394/07 from U$S 42 to U$S 70 and from U$S 60.9 to U$S 80 respectively, thus increasing oil-exporting companies’ income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB. All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied IFRS 9 “Financial Instruments” which was not in force as at December 31, 2013 but its early application was permitted.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing of the period subject-matter of the report, as well as those held for sale respectively. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These consolidated financial statements are stated in Argentine pesos. They have been prepared under the historical cost convention, as modified by the measurement of certain financial assets stated at their fair value.

The preparation of these consolidated financial statements under IFRS requires estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the date of issuance of the consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment and complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 5.

These consolidated financial statements have been approved for issue by the Board of Directors dated April 25, 2014.

Comparative information

Balances as of December 31, 2012 included in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements keep the consistency in the presentation with the amounts of the current year, mainly because of the discontinued operations (Note 19).

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the drawing up of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all submitted financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.1 Changes in accounting policies

4.1.1      New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2013 and not early applied

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

IFRS 13 - “Fair Value Measurement”: This standard was issued in the month of May, 2011, and provides a single framework for measuring fair value when it is required by other provisions. This IFRS applies both to financial and non-financial elements measured at fair value, or in case information is disclosed on their fair value. The fair value is understood as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It requires the exposure of the financial instruments measured at fair value, or the level-wise disclosure of information on their fair value.

4.1.2      New provisions, modifications and interpretations which are not yet effective and have been early adopted by the Company

The Company has early adopted IFRS 9 -“Financial Instruments”.

IFRS 9 - “Financial Instruments” was issued in November 2009 and amended in October 2010, and introduces new requirements for the classification, measurement and recognition of financial assets and financial liabilities.

It requires that all financial assets covered by IAS 39, “Financial Instruments: Recognition and Measurement”, be later measured at their amortized cost or fair value. Thus, investments in debt maintained in a business model aimed at collecting future contractual cash flows which are only payments of principal and interest on the current capital are measured at their amortized cost at the closing of the year. The remaining investments in debt or equity securities are measured at their fair value at year end.

The most significant effect regarding the classification and measurement of financial liabilities refers to the accounting for changes in the fair value of financial liabilities (designated as financial liabilities at fair value through profit and loss) attributable to changes in the credit risk of such liability. Thus, the amount of the change in the financial liability’s fair value attributable to changes in the credit risk of that debt is recognized under Other Comprehensive Income, unless this recognition would generate an accounting miss match.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.1.3      New provisions, modifications and interpretations which are not yet effective and have not been early adopted by the Company

 The Company has not early adopted the following IFRSs or IFRICs:

- IAS 36 (reviewed in 2013) - “Impairment of Assets”: applicable to fiscal years beginning on or after January 1, 2014.

IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued May 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal. The application of this modification to IAS 36 will have no impact on the Company’s operating results or financial position, but will only involve new disclosures.

- IFRIC 21 - "Levies": applicable to fiscal years beginning on or after January 1, 2014.

IFRIC 21 - “Levies” was issued in May 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government, applicable both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain. The Company is currently analyzing the possible effects of IFRIC 21 - “Levies”; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

4.2      Consolidation

a.     Subsidiaries

These financial statements include those of the Company and the entities controlled by it. Subsidiaries are all entities over which the Company exercises control, which is generally accompanied by a percentage above 50% of the available voting rights. The Company controls an entity when it is exposed or entitled to variable returns in view of its involvement in the entity and has the capacity to affect these returns through its power over it. When determining whether the Company controls an entity, the existence and effect of potential voting rights which are currently exercisable or convertible are considered. The Company also evaluates the existence of control when it does not hold more than 50% of the voting rights but can direct financial and operating policies through a “de facto control”. The “de facto control” may arise under circumstances in which the number of the Group's voting rights compared with the number and dispersal of the stakes held by other shareholders grants the Group the power to direct financial and operating policies, etc. Subsidiaries are consolidated as from the date on which control is transferred to the Group and are de-consolidated as from the date such control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Main consolidation adjustments are the next:

i.         elimination of balances between the Group companies, so that the financial statements disclose balances held with third parties and uncontrolled related parties.

ii.       elimination of inter-company transactions between the Group companies, so that the financial statements disclose results with third parties and uncontrolled related parties.

iii.      elimination of interest in equity and profit/loss and in the results of each year of the group companies

iv.     recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b.     Business combinations

Business combinations are accounted through the application of the acquisition method of accounting. The consideration for the acquisitions is measured at its fair value by calculating the sum, as at the acquisition date, of the fair value of the transferred assets, the incurred or taken on liabilities and the warrants issued by the Company and delivered in consideration of the control of the acquired business.

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

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in profit and loss as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

The Company recognizes in results its portion in the joint ventures results and in other comprehensive income its portion in other comprehensive result of the joint arrangements.

Accounting policies of the joint venture have been changed when necessary to ensure consistency with the policies adopted by the Group.

f.      Participations in joint operations

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

g.     Interest in associates

All associates are entities over which the Company does not exercise control but a significant influence, which is generally accompanied by a direct and indirect interest in between 20% and 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds less than 20% of the voting rights in the associate, unless it can be clearly evidenced that this influence does exist.

The subsidiary EPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting that company since it has the power to appoint a Titular Director.

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

Accounting policies of the associates have been changed or adapted where necessary to ensure consistency with the policies adopted by the Group.

4.3      Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The Executive Director, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

4.4      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any accumulated impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

In accordance with the provisions of IAS 23 “Borrowing costs”, borrowing costs in relation to any given asset could be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production of other assets or startup, depending on the purpose pursued with its production, construction, assembly or completion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment continue to operate, to conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Wells are depreciated based on production volumes in relation to proven and developed reserves. Mining property is depreciated based on production volumes in relation to proven and developed reserves.

Depreciation on other assets is calculated using the straight-line method.

The main depreciation methods are described below:

Buildings: 50 years

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Gas Plant and Pipeline: 20 years

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs capitalization cease once the asset is substantially complete or has been suspended, in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.5      Intangible assets

a.     Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company in the net identifiable assets acquired at the date of acquisition.

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

The Group has applied the method of intangible assets established in IFRIC 12 “Service Concession Arrangements”, only in the subsidiary EDEN. No financial asset has been recognized in connection with the concession agreements, considering that the agreements entered into do not establish revenues guaranteed at all events.

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not covered by the guidelines of IFRIC 12 “Service Concession Arrangements”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

These concession agreements meet the criteria set forth by the IFRSs and are depreciated following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

Edenor’s concession contract has an estimated life of 83 years, whereas hydroelectric power plants Diamante and Nihuiles have a 30 years' useful life.

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

d.     Rights over arbitration proceedings

It corresponds to rights acquired by the Company to control, suspend and waive judicial claims.

As proceedings’ conclusion dates cannot be accurately foreseen, it has been determined that they have an indefinite useful life.

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost.

4.7      Assets for oil and gas exploration

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.7.1 Tangible and intangible assets for development

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

4.7.2 Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

4.7.3 Cost of decommissioning of wells

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

4.7.4 Depreciation

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

The depreciation is adjusted by changes in the estimates of proved developed reserves when such changes arise. PEPASA performs reserves estimates reviews, which are certified by independent engineers at least once a year.

4.7.5 Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the book value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sale of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.7.6 Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the cost to sale of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified (in CGUs).

4.8 Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

4.9 Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements of each of the Group’s entities are measured in the functional currency of the Group, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

4.9.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and date-specific exchange rate for foreign currency transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.10 Financial assets

4.10.1 Classification

The Company classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt instrument or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 “Financial Instruments” requires that all the investments in equity instruments are measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost only if the following criteria have been met:

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms on specified dates have cash flows that are solely payments of principal and interest on the outstanding principal.

b.     Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is measured at fair value through profit or loss.

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recongnizing changes in fair value through profit or loss.

4.10.2 Recognition and measurement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

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

4.10.3 Impairment of financial assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.10.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there  is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.10.5 Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value

4.11 Trade and other receivables

4.11.1 Trade receivables

Trade receivables are amounts owed by customers for the sale of generated and distributed power, the sale of gas and liquid fuels and the provision of counseling services in the ordinary course of business.

Generation and Holding

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA allocated to FONINVEMEM, MEM Supply Commitment Agreements and Agreement 2008-2011, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

Receivables from CAMMESA documented as LVFVDs accrued during fiscal year 2012 and not comprised within general and/or specific agreements have been totally impaired and disclosed as an expense during this fiscal year in view of the uncertainty of their collection until the provisions of Resolution No. 95/2013 are implemented and their recoverable value may be assessed.

The Company accounts a provision for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

Receivables arising from services billed to but not collected from customers, and those accrued and unbilled as of the closing of each fiscal year are recognized at their fair value and later measured at their amortized value using the effective interest method.

The amounts so determined are: a) net of an allowance for doubtful accounts; b) considering the effects of that which is described in Note 2 (Master Agreement Section).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

MMC receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided. Balances for the MMC correspond to the best currently available estimate of the amounts receivable.

The Company has recorded an allowance for doubtful accounts to adjust the valuation of trade receivables up to their estimated recoverable value. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through the end of each period and collections subsequent thereto.

4.11.2 Other receivables

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

Where applicable, allowances for doubtful tax credits have been created based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12 Inventories

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

4.13 Assets under construction

Assets under construction refers to the works carried out by EDEN and that have not been finished at December 2012 or  did not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supply, direct labor and other indirectly-related construction costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.14 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, demand deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and subject to an insignificant risk of changes in value. If any, current account overdrafts are not disclosed under Cash and cash equivalents in the statement of cash flows since they are not part of the Company’s cash management.

4.15 Assets classified as held for sale and associated liabilities

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable. These assets are valued at the lower of the carrying amount and fair value less costs of disposal. The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income (loss) called "Discontinued operations".

4.16 Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

b.     Additional paid in capital

It includes:

(i)         The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary CTG with subsidiaries EGSSA and EGSSAH and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

d.     Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.17.

e.     Retained earnings (Acumulated losses)

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

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

i.        Reserved earnings

-   Voluntary reserve

-   Statutory reserve

-   Legal reserve

ii.        Capital contributions

iii.        Additional paid in capital

iv.        Other equity instruments (if feasible from the legal and corporate point of view)

v.        Capital adjustment

vi.        Share capital

f.      Other comprehensive income (loss)

Includes actuarial gains and losses from the calculation of liabilities for defined benefit plans and their tax effects on subsidiaries.

g.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting or Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.17 Share-based payments

The Company operates a compensation plan which provides for share-based payments settled through equity instruments, whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s equity instruments (warrants).

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

The total expense amount is determined by reference to the fair value of the granted warrants, with a counterbalance in a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company provides this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has valued the issued warrants to determine to compensation amount to be recorded during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant are accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

4.18 Trade payables and other liabilities

4.18.1 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

4.18.2 Customer guarantees

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

In accordance with the Concession Agreement, Edenor is allowed to receive customer guarantees in the following cases:

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

Edenor has decided not to request customer guarantees from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which Edenor may have with the customer.

4.18.3 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

4.18.4 Other payables

Other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

The recorded liabilities represent, mainly, PUREE obligations and penalties issued by the ENRE, which Edenor’s Management estimates will be paid in the future and correspond to the best currently available estimate of the cancellation value of the liability.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.20 Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the time the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

4.21 Deferred revenues

4.21.1 Edenor – Contributions not subject to repayment

The Company receives goods or facilities (or the cash necessary to acquire or construct them) from certain customers for services to be rendered based on individual agreements. The Company recognizes assets received as Property, plant and equipment with a counterbalance in deferred income, which are accrued based on the nature of the identifiable services according to the following scheme:

-          client’s connection to the network: they are accrued until the termination of that connection;

-          provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter;

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

4.22 Employee benefits

4.22.1 Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

The Group's accounting policy for benefit plans is recognizing actuarial gains and losses from experience adjustments and changes in actuarial assumptions, in Other comprehensive income (loss) in the period in which they arise.

4.23 Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions is the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

These allowances have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.24 Revenue recognition

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

4.24.1 Revenue from the electricity market

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: they are recognized from the energy and power effectively consumed by customers or delivered to spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As condition (iii) mentioned above has not been met, the Company has not recognized as income the remuneration corresponding to the portion of the Additional Remuneration which, pursuant to ES Resolution No. 95/13, would be destined to the integration of the trust for new infrastructural projects in the electricity sector to be defined by the ES. This is so because the ES has not yet implemented this trust since the issurance of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

   ii.   From the electricity distribution activity: includes electricity supplied, whether billed or unbilled, at the end of each year and has been valued on the basis of applicable tariffs and charges of Resoluction No. 347/12. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from MMC amounts are recognized in the accounting to the extent that they have been approved by the ENRE.

Revenue from the provision of electricity to poor and precarious neighborhoods is recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

The construction of the necessary infrastructure for electricity distribution subsidiary EDEN S.A. is considered a service to the granting authority and revenue are recognized at their cost within the category sales service.

Different asset construction agreements have been instrumented where the buyer only has limited influence in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for this type of constructions, except in the case of construction works with customer contributions.

iii.       Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards, prices have been ascertained and collectability has been reasonably assured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

iv.      Revenues from services include professional counseling fees, which are recognized when accrued. These revenues are calculated at their collected or collectable consideration’s fair value, taking into consideration the estimated amount of any applicable discount, thus determining net amounts.

Higher costs recognition – ES Resolution No. 250/13 and ES Note No. 6852/13

The recognition of higher costs not transferred to the tariff authorized by ES Resolution No. 250/13 and ES Note No. 6852/13 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be collected and the conditions required have been complied.

This concept has been disclosed in the Higher Costs Recognition – ES Resolution No. 250/13 and ES Note No. 6852/13 line item of the statement of comprehensive income (loss) at December 31, 2013, recognizing the related tax effects.

Recognition of compensation for injection of surplus gas – Resolution No. 1/13 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, under Operating Income, in the Comprehensive Income (Loss) Statement as of December 31, 2013.

4.24.2 Interest and dividend income

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.25 Income tax and tax on asset

4.25.1 Current and deferred income tax

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

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

4.25.2 Minimum notional income tax

The Company calculates the minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will be the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a payment in advance of income tax through the next ten years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As of the closing date hereof, the Company’s Management analyzed this receivable’s recoverability, and allowances are created in as long as it is estimated that the amounts paid for this tax will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans. The Company’s Management will evaluate the evolution of this recoverability in future fiscal years.

4.26 Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.27 Leases

Those leases in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating leases. At present, the Company only has lease agreements that are classified as operating leases.

4.27.1 As lessee

Operating lease payments are recognized as operating expenses in the Statement of Income on a straight-line basis throughout the term of the lease.

4.27.2 As lessor

Those leases in which the Company does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the consolidated statement of comprehensive income (loss) on a straight-line basis throughout the term of the lease.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.1 Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU).

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

i)      Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable.

ii)     Goodwill: In accordance with the applicable accounting policies, goodwill is tested for impairment annually. The amounts recoverable from cash generating units (CGUs) are determined based on the calculations of its value in use.

iii)   Intangible assets: Intangible assets having an indefinite useful life are not amortized. Intangible assets having an indefinite useful life are tested for impairment by comparing their recoverable amount with their book value: (i) annually; and (ii) at any time, if there is any indication  that they may have been impaired.

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

An impairment loss is recognized when the book value of the asset exceeds its recoverable value.  The recoverable amount is the higher of the value in use and the fair value less costs of disposal. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs of disposal, its value in use or zero value.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company Management uses approved budgets up to five-year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a scrap value and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

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

Impairment of long lived assets of CPB subsidiary

As at September 30, 2012, CPB recorded impairment losses amounting to Ps 108.3 million for its property, plant and equipment; which net of the effect of the income tax, amounted to Ps. 70.4 million; as a result of the evaluation of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets making up the cash generating unit taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during this fiscal year to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment as of the fiscal year’s closing date.

In order to contemplate the estimation risk contained in the projection of the variables used, CPB’s Management has prepared three different probability-weighted scenarios. Although all of them assume an acceptable gradual tariff increase, CPB’s Management has considered different magnitudes for the expected increases in the remuneration for provided and generated power based on the experience gathered from the implementation of the 2010 Generators Agreement.

CPB’s Management has assigned the following occurrence probability percentages to each scenario:

-          Pessimistic scenario: 5%

-          Base scenario: 55%

-          Optimistic scenario: 40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The pessimistic scenario contemplated increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assumed a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Taking into consideration the implementation of ES Resolution No. 95/13, which is applied to CPB since February 2013, the industry’s new remuneration scheme has modified the projections made by CPB regarding the recoverability of its property, plant and equipment and deferred tax assets. CPB has revalued its discounted cash flows.

To such effect, CPB’s Management has prepared three different probability-weighted scenarios. Even though all of them assume a tariff increase, CPB’s Management has considered different terms and magnitudes for the increase.

CPB’s Management has assigned the following occurrence probability percentages to each scenario:

-          Pessimistic scenario: 10%

-          Base scenario: 35%

-          Optimistic scenario: 55%

The pessimistic scenario assumes a considerable increase in the remuneration payable under Resolution No. 95/2013 as from 2016. On the other hand, the other two scenarios assume the same increase, but as from 2014. In turn, the most optimistic scenario contemplates the partial collection of the Additional Remuneration set by No. 95/2013.

The remaining premises are detailed below:

i.       Real discount rate: 9.6%

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 70% on average.

iv.   The collection of the maximum remuneration provided for fixed costs through the new scheme based on the provisions of item iii.

v.     The capital investments necessary to keep the plant’s operating capacity under normal availability conditions would be afforded by CAMMESA through a financing scheme similar to that provided for by ES Notes No. 6157/10 and 7375/10, such as that granted to the Company through the loan agreement executed with CAMMESA on March 21, 2011.

In the light of the above conclusions, the CGU’s value in use determined based on the current value of future net cash flows does not significantly differ from its accounting value.

An increase of about the 1% in the weighting of the probability of occurrence in the pessimist scenario and a 1% decrease in the weighting of the probability of occurrence in the optimist scenario, would not generate an additional impairment charge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Impairment of long lived assets of Edenor subsidiary

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million.

 The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets at December 31, 2013 is based on the rights to which Edenor is entitled, as stipulated in the concession agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, have also been considered. Edenor’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 43 to these consolidated financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, Edenor has considered different timing and magnitude of an increase in the VAD. The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected MMC adjustment or revenue increase by another mechanism. Edenor has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of Edenor’s property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use at December 31, 2013.

At December 31, 2013, the main assumptions and variables used by Edenor’s Management to make the projections in order to assess the recoverability of fixed assets at December 31, 2012 remain unchanged. In the opinion Edenor’s Management, a reasonable change in the main assumptions would not give rise to an impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.2 Current and deferred Income tax / Minimum notional income tax

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

5.3 Allowance for legal actions (Provisions)

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

If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes allowance provision.

The provision for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the consolidated financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company Management estimates are incorrect, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income (loss) statement, statements of changes in equity and cash flows.

5.4 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The allowance for doubtful accounts corresponding to the accounts receivable of the energy distribution segment is evaluated based on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts T2 and T3, in litigation and of those customers in the distribution segment included in the Framework Agreement.

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

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

5.5 Defined benefit plans

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

5.6 Penalties and Discounts ENRE- PUREE

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

5.7 Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and assumed liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that Management has to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is recognized as to goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

If the fair value of identifiable net assets acquired is higher than their acquisition cost, the Company’s management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase to ensure that the measurements appropriately reflect all available information as of the acquisition date.

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

5.8 Going concern status

The subsidiary Edenor, CPB, and the co-controlled company Citelec have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to makeas a consequence of the situation described in Note 43, as well as its impact on the financial statements of the Group.

5.9 Assets available for sale and associated liabilities

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

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

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less cost of disposal, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

As of December 31, 2013, the Group had sold all its subsidiaries held for sale.

5.10 Revenue recognition

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

5.11 Oil and Gas Reserves

Reserves are oil and gas volumes (expressed in oil-equivalent m3) originated from or associated with any economic income in the areas where the Company operates and over which it holds exploration and exploitation rights.

Crude oil and gas reserves estimates are an essential part of the Company’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Reserves estimates have been prepared by the Company’s technical staff, and are based on the technological and economic conditions prevailing as of December 31, taking into consideration their economic evaluation and the expiration of the concession to determine their recoverability period.

These estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms as of September 30, 2013 and June 30, 2012 respectively.

There are numerous factors giving rise to uncertainty regarding the estimate of proven reserves and of future production profiles, prices and development costs, several of which are beyond the producer’s control. The reserves calculation procedure is a subjective process for estimating the crude oil and natural gas recoverable from the subsoil which involves a high degree of uncertainty. This reserves estimate is prepared based on the quality of the geological and engineering information available as at that date, as well as its interpretation.

NOTE 6: FINANCIAL RISK MANAGEMENT

6.1 Financial risk factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets, and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.1 Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between CTLL and the ES or EGSSA and the ES, and CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the ES pursuant to Resolution No.  220/07. Most operating costs are expressed in Argentine pesos and are higher than peso-denominated income, thus absorbing an important portion of the operating net flow denominated in U.S. dollars A significant portion of the existing foreign-currency net financial debt stock is payable in pesos indexed to U.S. dollars; therefore, in terms of indexed pesos flows, operating income is higher than debt service expenses.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar. Additionally, the Company collects its income from CAMMESA, which during the past year has incurred significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. This amount in pesos is collected from CAMMESA, on average, 90 days afterwards. In case there is a strong devaluation between the billing and the collection date (as was the case during the first weeks of January), the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

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

If the Company fails to effectively hedge a meaningful part of its exposure to the foreign exchange risk in its Generation segment or if it remains unable to effectively hedge the whole or a meaningful part of its foreign exchange risk in its Distribution segment, devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

However, in terms of stocks, the Company is exposed to a risk of loss resulting from a devaluation of the Argentine peso. After the closing of the fiscal year, the Argentine peso has depreciated against the U.S. dollar by about 20% year to date as compared to its official quotation as of December 31, 2013.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012
ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	411,437	6.481	2,666,524	2,260,212
Related parties	U$S	-	-	-	6,671,076
Total non current assets				2,666,524	8,931,288

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	48,145,607	6.481	312,031,682	112,298,758
	EUR	-	-	-	3,004,454
Trade and other receivables
Third parties	U$S	4,665,503	6.481	30,237,124	55,716,851
	EUR	51,639	8.940	461,648	1,514,102
	U$	2,83'0	0.303	856	-
Cash and cash equivalents	U$S	17,927,298	6.481	116,186,826	41,807,231
	EUR	19,155	8.940	171,244	288,693
	U$	328,861	0.303	99,484	45,959
Total current assets				459,188,864	214,676,048
Total assets				461,855,388	223,607,336

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(19,987,390)	6.521	(130,337,773)	(180,307,794)
Borrowings
Third parties	U$S	(366,783,647)	6.521	(2,391,796,160)	(2,155,023,429)
Related parties	U$S	(29,952,569)	6.501	(194,721,659)	-
Total non current liabilities				(2,716,855,592)	(2,335,331,223)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(28,977,309)	6.521	(188,961,031)	(112,889,752)
	EUR	(392,944)	9.011	(3,540,978)	(2,706,448)
		£(81,016)	10.761	(871,851)	(171,967)
	CHF	(30,321)	7.348	(223,076)	(1,163,343)
	NOK	(68,200)	1.079	(73,588)	-
	U$	(63,961)	0.303	(19,349)	(260)
Borrowings
Third parties	U$S	(56,504,527)	6.521	(368,466,024)	(216,808,242)
Related parties	U$S	-	-	-	(138,048,025)
Salaries and social security payable
Third parties	U$	(787,313)	0.303	(238,171)	(197,425)

Total current liabilities				(562,394,068)	(471,985,462)
Total liabilities				(3,279,249,660)	(2,807,316,685)

Total liabilities and equity				(2,817,394,272)	(2,583,709,349)

(1) The exchange rates used correspond to December 31, 2013 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Currency	12.31.2013	12.31.2012	12.31.2011
U.S dollar	281,316,049	258,432,311	(273,033,359)
Euros	290,809	210,080	982,815
Reales	-	-	458
Sterling Pound	87,185	17,197	663
Norwegian kroner	7,359	-	(70,135)
Swiss francs	22,308	116,334	-
Uruguayan peso	15,718	15,173	-
Total	281,739,427	258,791,095	(272,119,559)

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the exchange rate risk in the market prices resulting from the uncertainties as to the future value of those securities.

The Company is exposed to the price risk on its stock holdings representing 3.8% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in Note 46. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2013	12.31.2012	12.31.2011
Shares	84,129,331	64,796,821	8,997,291
Trust	431,466,036	241,829,350	-
Total	515,595,367	306,626,171	8,997,291

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2013	12.31.2012	12.31.2011
Shares	8,412,933	6,479,690	899,729
Trust	45,588,284	27,829,535	-
Variation of the result of the year	54,001,217	34,309,225	899,729

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and so far during 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2013, approximately 84 % of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at variable interest rates, based on the Badlar rates plus a spread which varies according to the contracted financial instrument. The whole debt denominated in U.S. dollars was issued at a fixed rate. It is the Company’s policy to keep a high percentage of its indebtedness in instruments with fixed interest rates.

The Company analyses its interest-rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest-rate variation is used for all the currencies. These simulations are only made for liabilities representing the main interest-bearing positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

During the fiscal year ended December 31, 2013, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year to date. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate. In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

Any significant increase in the variable interest rates at which the Company holds a significant portion of its existing financial debt may result in a significant increase in its financial burden which, in turn, may have a material adverse effect on its operating results and assets and financial position.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2013	12.31.2012
Fixed interest rate:
Argentine pesos	123,647,833	224,620,786
U.S dollar	2,954,983,843	2,450,914,651
Subtotal loans granted at a fixed interest rate	3,078,631,676	2,675,535,437
Floating interest rates:
Argentine pesos	599,470,559	274,899,515
U.S dollar	-	58,965,045
Subtotal loans granted at a floating interest rate	599,470,559	333,864,560
Total	3,678,102,235	3,009,399,997

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease  in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2013	12.31.2012	31.12.2011
Floating interest rates:
Argentine pesos	12,764,404	4,232,495	7,603,604
U.S dollar	-	440,391	2,947,193
Variation of the result for the year	12,764,404	4,672,886	10,550,797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.2 Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the customers’ credit exposure, which includes pending balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect through CAMMESA payments corresponding to the new remuneration scheme implemented through Resolution No. 95/13 at the beginning of 2013. On the other hand, there is an increasing deficit between payments collected by CAMMESA and receivables from the generating companies regarding this entity. This is due to the fact that the price collected by CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government, and is lower than the generation marginal cost that CAMMESA has to reimburse to generators. The National Government has been filling this gap through contributions by the Treasury. As these Treasury contributions do not cover the whole amounts receivable by generators, CAMMESA’s debt with them has gradually increased. It cannot be guaranteed that CAMMESA will continue making payments to generators, both regarding the energy and the power sold.

Besides, the default in the payment of WEM’s electricity power purchases by electric power distribution service providers has considerably increased during 2013. This has increased the WEM’s deficit and affected (both regarding payment terms and payable volume) -and may possibly affect even more- CAMMESA’s payment capacity to WEM’s creditors (basically generating and transportation companies) and their income.

Furthermore, the ES has recently suspended the renewal and execution of new agreements in the WEM’s MAT, providing that the demand unmet by generators would be supplied directly by CAMMESA. Generators will provide their power and energy to the Spot Market at the prices set by the ES.

The Company’s maximum exposure to the credit risk results from the accounting value of each financial asset in the financial statements after deducting all applicable allowances and provisions.

6.1.3 Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient funds to meet all its obligations, whether of an economic, industrial or commercial. The cash flow projection is made by the Financial Department.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

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

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity. In both cases, available financing terms do not exceed a term of 3 years and are always dependent on the conditions in force at the time of renewal; therefore, there is limited leeway to reduce that risk.

During 2013, the Company has managed to mitigate its liquidity risk from the Generation segment through the refinancing of its financial liabilities. Specifically, it has succeeded in considerably extending its peso-denominated debt maturities regarding both its bank and market debts, as well as its dollar-denominated debt through the capitalization of interest accrued by corporate bonds. In turn, the Company faces significant debt maturities from its Generation segment during fiscal year 2014; therefore, its Financial Department is currently analyzing different alternatives, including the refinancing of liabilities (for example, through the issuance of new Corporate bonds, the exchange of outstanding corporate bonds for new ones, the extension of current debt terms, etc.) and the cancellation of debts.

As regards the Distribution segment, if the conditions prevailing as at the issuance hereof persist, the Board of Directors considers that next year’s cash flows, operating results and financial ratios will remain negative. Furthermore, taking into consideration that the actual implementation of the measures projected to revert the negative trend evidenced in this fiscal year depends, among other factors, on the occurrence of certain events which are beyond the Company’s control, such as the requested tariff increases, the Board of Directors understands that there is a great level of uncertainty regarding the Distribution segment’s capacity to meet its obligations in the ordinary course of business, and considers it may be obliged to put off certain payment obligations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

As of December 31, 2013	Trade and other payables	Borrowings	Total
Less than three months	1,210,689,592	440,488,364	1,651,177,956
Three months to one year	1,868,030,043	646,266,097	2,514,296,140
One to two years	256,432,840	1,428,658,168	1,685,091,008
Two to five years	136,916,088	1,678,357,968	1,815,274,056
More than five years	3,398,475	2,343,519,132	2,346,917,607
Without established term	918,939,430	-	918,939,430
Total	4,394,406,468	6,537,289,730	10,931,696,198

As of December 31, 2012	Trade and other payables	Borrowings	Total
Less than three months	1,413,424,951	286,465,763	1,699,890,714
Three months to one year	269,280,421	596,264,899	865,545,320
One to two years	80,223,870	465,274,752	545,498,622
Two to five years	78,324,882	845,629,726	923,954,608
More than five years	2,809,111	1,848,701,000	1,851,510,111
Without established term	2,074,197,599	-	2,074,197,599
Total	3,918,260,834	4,042,336,140	7,960,596,974

6.2. Concentration risk factors

6.2.1 Related to customers

Distribution segment’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2013 and 2012. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 56.9 million and $ 25.4 million at December 31, 2013 and 2012, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

6.2.2 Related to employees who are union members

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

At December 31, 2013 and 2012 approximately 80% of Edenor’s employees and the operating employees of the others contractors were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue.

Besides, collective bargaining agreements with labor unions expired at the end of fiscal year 2007. It cannot be guaranteed that Edenor will be able to negotiate new collective bargaining agreements under the currently existing terms or that it will not be exposed to strikes or suspensions of activities during or before the negotiation process.

On February 26, 2013, Edenor, the Ministry of Labor, the Ministry of Economy’s Secretariat of Economic Policies and Development Planning, the Ministry of Planning’s Sub-secretariat of Management Coordination and Control, the Luz y Fuerza union and other companies of the electricity sector reached an eighteen-month wage agreement establishing an 18 % wage increase as from January 2013, a 5% non-cumulative increase as from June , and a 7% cumulative increase as from January 2014.

At the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

6.3 Capital risk Management

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

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) less cash and cash equivalents and financial assets current at their fair value with changes through profit and loss. The total capital corresponds to the equity attributable to owners of the company as shown in the consolidated statements of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2013 and 2012 were as follows:

	12.31.2013	12.31.2012
Total borrowings	3,678,102,235	3,009,399,997
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,185,928,233)	(393,293,461)
Net debt	2,492,174,002	2,616,106,536
Total capital attributable to owners	4,591,024,341	4,416,625,402
Leverage ratio	54.28%	59.23%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.4 Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-          Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-          Level 3: Asset or liability data not based on information that can be observed in the market (i.e. unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Total assets	1,061,660,266	435,145,677	70,630	1,496,876,573

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,803,704	-	70,630	64,874,334
Trust	-	241,829,350	-	241,829,350
Investment funds	123,234,870	-	-	123,234,870
Cash and cash equivalents
Investment funds	50,954,465	-	-	50,954,465
Total assets	343,990,794	247,331,568	70,630	591,392,992

The Company does not have any financial liabilities measured at fair value as of the stated dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE  6: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

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

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2013 and 2012.

	31.12.2013	31.12.2012	31.12.2011
At the beginning of the year	70,630	548,305,125	66,680
Increases			548,238,445
Decreases	-	(548,234,495)	-
At the end of the year	70,630	70,630	548,305,125

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2, are detailed below:

- Government securities: based on the current value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: They were determined based on the measurement of the underlying assets and liabilities’ fair value, corresponding to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, and does not significantly differ from its market value.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

			12.31.2013	12.31.2012
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Wine	100.00%	100.00%
CTG (1)	Argentina	Generation	90.42%	92.56%
CTLL	Argentina	Generation	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
EGSSAH (1)	Argentina	Investment	-	78.57%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA (2)	Argentina	Distributor	100.00%	-
PISA	Argentina	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
PEPASA	Argentina	Oil	100.00%	100.00%
Powerco	Argentina	Distributor	100.00%	100.00%
PRESA (3)	Argentina	Real Estate	-	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On September 27, 2013, CTG’s Board of Directors approved the merger of this company with EGSSA and EGSSAH. The effective date of the merger was October 1, 2013, date from which all assets, liabilities, rights and obligations from EGSSA and EGSSAH were incorporated to CTG’s equity. On December 20, 2013, CTG’s General Extraordinary Meeting of Shareholders approved the merger.

 (2) On September 9, 2013 PACOSA was incorporated with an initial Ps. 90.000 capital contribution by the Company. On November 12, 2013, the Company subscribed a Ps. 19.6 million capital increase so that PACOSA may meet all requirements necessary to operate as an electric power and gas marketer.

(3) As at December 31, 2012, PRESA’s principal was made up of ordinary shares, each carrying the right to five votes. On March 19, 2013 PRESA’s General Extraordinary Shareholders’ Meeting approved the early dissolution and liquidation of the company.

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA and PISA, with a 53.7% equity interest.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, as mentioned in reference b) below.

7.2 Summarised financial information for each subsidiary that has significant non-controlling interest

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

i.      Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	5,389,128,871	5,387,929,466

Borrowings	1,309,948,730	1,350,700,483
Other non current liabilities	1,488,783,236	2,749,806,936
Total non current liabities	2,798,731,966	4,100,507,419

Current
Cash and cash equivalents	243,472,620	71,108,262
Other current assets	1,625,492,309	1,189,489,953
Total current assets	1,868,964,929	1,260,598,215

	40,582,909	103,143,359
Other current liabilities	3,242,479,956	2,021,720,746
Total current liabities	3,283,062,865	2,124,864,105

Assets classified as held for sale	-	223,398,072
Liabilities associated to assets classified as held for sale	-	157,266,683

Non-controlling interest	-	71,107,004
Total Equity	1,176,298,969	418,180,542

ii.    Summary statement of comprehensive income (loss)

	12.31.2013	12.31.2012	12.31.2011
Sales	3,440,690,501	2,976,181,697	2,302,000,000
Depreciation	212,148,353	197,870,760	184,792,000
Interest income	287,067,095	75,504,839	53,500,000
Interest expense	(494,541,438)	(225,464,875)	(150,600,000)

Profit (Loss) for the year from continuing operations before taxes	823,749,628	(1,147,021,144)	(84,800,000)
Income tax	44,116,566	116,717,308	(82,200,000)
Profit (Loss) for the year from continuing operations after income tax	867,866,194	(1,030,303,836)	(167,000,000)

Profit (Loss) for the year from discontinued operations	772,757,319	(1,013,416,009)	(124,400,000)
Other comprehensive profit (loss)	(13,618,222)	3,055,972	(12,340,000)
Total comprehensive profit (loss) of the year	759,139,097	(1,010,360,037)	(303,721,000)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	12.31.2013	12.31.2012	12.31.2011
At the beginning of the year		192,315,761	222,219,616	239,223,212
Capital increase	37.g	1,198,435	1,183,565	-
Participation in loss		(4,799,349)	(31,020,306)	(14,605,490)
Participation in other comprehensive income		(70,562)	(67,114)	(2,398,106)
Al the end of the year		188,644,285	192,315,761	222,219,616

The Company has a co-controlling interest in Citelec, Transener ’s controlling company.

The percentage share on the joint business is 50%. The joint business stock capital is made up of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where the joint business develops its activities.

The following chart includes a reconciliation of the proportional equity value corresponding to the joint venture and the book value of the Company’s interest in it:

	12.31.2013	12.31.2012	12.31.2011
Equity method	127,335,695	127,869,686	154,421,448
Adjustments (1)	61,308,590	64,446,075	67,798,168
Total investments in joint ventures	188,644,285	192,315,761	222,219,616

(1) Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

i.  Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	1,351,760,120	1,257,728,042

Borrowings	812,471,249	676,495,986
Other non current liabilities	173,806,603	168,664,376
Total non current liabities	986,277,852	845,160,362

Current
Cash and cash equivalents	73,754,117	130,197,252
Other current assets	459,923,481	265,917,142
Total current assets	533,677,598	396,114,394

Loans	112,608,063	84,436,586
Other current liabilities	276,714,567	213,149,264
Total current liabities	389,322,630	297,585,850

Non-controlling interest	256,019,453	256,201,099
Total Equity (Owners)	253,817,783	254,895,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: (Continuation)

ii.    Summary statement of comprehensive income(loss)

	12.31.2013	12.31.2012	12.31.2011
Sales	873,761,354	528,868,659	522,922,902
Depreciation	83,889,462	76,592,686	77,150,832
Interest income	348,983,528	160,460,445	109,802,386
Interest expense	(123,919,526)	(91,245,664)	(79,946,617)

Profit (loss) for the year from continuing operations before income tax	4,656,088	(156,264,044)	(42,702,249)
Income tax	(1,733,308)	54,420,883	14,124,949
Profit (loss) for the year from continuing operations	2,922,780	(101,843,161)	(28,577,300)

Loss for the year from discontinued operations	(6,311,599)	(4,544,606)	(16,919,666)
Other comprehensive loss	(267,039)	(290,569)	-
Total comprehensive loss of the year	(3,655,858)	(106,678,336)	(45,496,966)

NOTE 9: INVESTMENTS IN ASSOCIATES

	12.31.2013	12.31.2012	12.31.2011
At the beginning of the year	132,546,155	130,251,204	-
Adquisición de participación	-	-	110,471,920
Participation in profit	2,228,499	2,294,951	19,779,284
At the end of the year	134,774,654	132,546,155	130,251,204

The Company holds an interest in only one associated company. Through EPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is made up of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	12.31.2013	12.31.2012	12.31.2011
Equity method	99,955,158	116,362,890	55,005,050
Adjustments (1)	34,819,496	16,183,265	75,246,154
Total investments in associates	134,774,654	132,546,155	130,251,204

(1)       Includes the greater value of investments in associated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 9: (Continuation)

i.Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	4,348,676,000	4,324,708,066

Borrowings	2,021,063,884	1,969,190,759
Other non current liabilities	341,841,200	310,194,000
Total non current liabities	2,362,905,084	2,279,384,759

Current
Cash and cash equivalents	993,616,000	703,150,000
Other current assets	866,088,000	767,284,000
Total current assets	1,859,704,000	1,470,434,000

Loans	647,809,000	25,759,060
Other current liabilities	955,471,392	1,063,905,347
Total current liabities	1,603,280,392	1,089,664,407

Non-controlling interest	1,242,642,800	1,262,464,000
Total Equity (owners of the company)	999,551,724	1,163,628,900

ii.    Summary statement of comprehensive income(loss)

	12.31.2013	12.31.2012	12.31.2011
Sales	2,864,986,000	2,574,968,000	1,853,875,000
Depreciation	(242,917,000)	(233,670,000)	220,388,000
Interest income	163,293,000	35,763,000	34,416,000
Interest expense	(230,864,000)	(206,603,000)	(188,743,000)

Profit for the year from continuing operations before income taxe	138,484,000	1,123,227,000	213,800,000
Income tax	(93,248,000)	(452,478,000)	73,723,000
Profit for the year from continuing operations	22,284,986	670,749,000	287,523,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Increases for acquisitions	Decreases	Impairment value	Discontinued operations	Transfers	At the end

Land	17,666,920	-	-	-	-	(2,589,685)	-	15,077,235
Buildings	318,411,241	14,413	-	-	-	(18,632,270)	11,165,611	310,958,995
Generation equipment and machinery	2,141,683,894	18,054,923	-	(18,222,458)	-	-	38,974,567	2,180,490,926
Work and compulsory work performed	7,533,912	-	-	-	-	-	-	7,533,912
High, medium and low voltage lines	1,879,699,921	-	-	(1,673,412)	-	-	291,709,602	2,169,736,111
Substations	867,214,091	-	-	(895,996)	-	-	125,390,729	991,708,824
Transforming chamber and platforms	496,481,830	-	-	(138,521)	-	-	36,680,609	533,023,918
Meters	519,555,750	-	-	-	-	-	83,983,680	603,539,430
Wells	81,352,771	51,329,161	-	(78,141)	-	-	25,171,879	157,775,670
Casks	34,630	54,941	-	-	-	-	-	89,571
Mineral property	39,138,031	50,133,823	-	-	-	-	-	89,271,854
Gas plant	1,400,089	-	-	(13,642)	-	-	-	1,386,447
Vehicles	50,700,437	344,340	-	(875,967)	-	(19,553,852)	23,430,214	54,045,172
Furniture and fixtures and software equipment	153,726,482	1,053,282	-	(1,486,246)	-	(25,876,859)	17,515,277	144,931,936
Communication equipments	54,525,855	186,504	-	(4,598)	-	(94,589)	2,751,603	57,364,775
Materials and spare parts	104,300,994	33,783,119	-	(6,783,353)	-	-	(376,135)	130,924,625
Tools	25,220,152	748,344	-	(29,275)	-	(9,495,634)	914,663	17,358,250
Work in progress	654,369,328	1,095,935,223	-	(3,530,267)	-	(55,976)	(633,670,042)	1,113,048,266
Advances to suppliers	34,575,403	31,886,397	-	(4,190,990)	-	(377,843)	(23,642,257)	38,250,710

Total 12.31.13	7,447,591,731	1,283,524,470	-	(37,922,866)	-	(76,676,708)	-	8,616,516,627
Total 12.31.12	6,987,148,229	662,992,954	-	(56,362,591)	(147,595,625)	1,408,764	-	7,447,591,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: (Continuation)

	Depreciation
Type of good	At the beginning	Decreases	Impairment value	Discontinued operations	For the year	At the end	Net book value at 31.12.13	Net book value at 31.12.12

Land	-	-	-	-	-	-	15,077,235	17,666,888
Buildings	(51,490,516)	-	-	5,500,720	(10,050,919)	(56,040,715)	254,918,280	266,920,757
Generation equipment and machinery	(276,957,083)	9,314,167	-	-	(78,134,788)	(345,777,704)	1,834,713,222	1,486,225,155
Work and compulsory work performed	(2,780,467)	-	-	-	(415,148)	(3,195,615)	4,338,297	4,753,445
High, medium and low voltage lines	(478,141,899)	873,255	-	-	(90,615,045)	(567,883,689)	1,601,852,422	1,612,675,745
Substations	(177,629,086)	549,759	-	-	(36,702,261)	(213,781,588)	777,927,236	759,401,667
Transforming chamber and platforms	(106,090,335)	55,598	-	-	(21,777,214)	(127,811,951)	405,211,967	434,869,343
Meters	(154,512,326)	-	-	-	(35,128,712)	(189,641,038)	413,898,392	431,640,883
Wells	(39,292,219)	56,054	-	-	(26,306,816)	(65,542,981)	92,232,689	42,060,552
Casks	(4,049)	-	-	-	(15,165)	(19,214)	70,357	30,581
Mineral property	(9,317,000)	-	-	-	(8,965,785)	(18,282,785)	70,989,069	29,821,031
Gas plant	(158,788)	-	-	-	(336,716)	(495,504)	890,943	1,241,301
Vehicles	(26,582,838)	759,512	-	12,458,576	(8,122,801)	(21,487,551)	32,557,621	24,117,599
Furniture and fixtures and software equipment	(66,227,554)	1,068,025	-	18,968,078	(18,899,989)	(65,091,440)	79,840,496	73,990,892
Communication equipments	(25,241,222)	1,751	-	17,053	(3,382,867)	(28,605,285)	28,759,490	29,284,633
Materials and spare parts	-	-	-	-	-	-	130,924,625	104,300,994
Tools	(12,689,568)	15,663	-	5,475,468	(1,758,304)	(8,956,741)	8,401,509	12,530,584
Work in progress	(1,104,222)	-	-	-	(137,245)	(1,241,467)	1,111,806,799	653,265,106
Advances to suppliers	-	-	-	-	-	-	38,250,710	34,575,403

Total 12.31.13	(1,428,219,172)	12,693,784	-	42,419,895	(340,749,775)	(1,713,855,268)	6,902,661,359	6,019,372,559
Total 12.31.12	(1,140,076,285)	10,939,818	39,312,056	(2,026,063)	(336,368,698)	(1,428,219,172)	6,019,372,559

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2013 and 2012 amounted to Ps. 24.5 and Ps. 25.4 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2013 and 2012 amounted to Ps. 124.2 and Ps 107.54 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Decreases	Discontinued operations	At the end

Concession contract	2,097,007,669	-	(1,146,240,037)	950,767,632
Goodwill	5,627,370	-	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	42,522,862	-	(33,688,822)	8,834,040
Total 12.31.13	2,253,911,901	-	(1,179,928,859)	1,073,983,042
Total 12.31.12	2,190,212,216	(7,175,498)	70,875,183	2,253,911,901

	Depreciations
Type of good	At the beginning	Decreases	Discontinued operations	For the year	At the end	Net book value at 12.31.13	Net book value at 12.31.12

Concession contract	(440,858,628)	-	300,392,627	(27,253,708)	(167,719,709)	783,047,923	1,664,983,069
Goodwill	-	-	-	-	-	5,627,370	5,627,370
Rights over arbitration proceedings	-	-	-	-	-	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	(14,561,075)	-	13,391,490	(3,247,435)	(4,417,020)	4,417,020	19,127,759
Total 12.31.13	(455,419,703)	-	313,784,117	(30,501,143)	(172,136,729)	901,846,313	1,798,492,198
Total 12.31.12	(398,410,212)	1,913,466	(21,318,605)	(37,604,352)	(455,419,703)	1,798,492,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 12: BIOLOGICAL ASSETS

Non current	12.31.2013	12.31.2012

Grape-producing plantations	1,935,296	1,976,109
	1,935,296	1,976,109

Current

Grape growing crop	564,431	497,255
	564,431	497,255

NOTE 13: Financial assets at fair value through profit and loss

Non current	12.31.2013	12.31.2012

Shares	70,630	58,679,246
Trusts	431,466,036	241,829,350
Government securities	1,193,189	3,283,471
Total non current	432,729,855	303,792,067

Current

Government securities	169,975,247	80,851,443
Government bonds trust AESEBA	99,523,343	-
Corporate securities	331,969	26,365,059
Shares	84,129,331	6,195,088
Investment funds	490,299,478	123,234,870
Total current	844,259,368	236,646,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	12.31.2012	Profit (loss)	Other comprehensive income (loss)	12.31.2013
Tax los-carryforwards	198,228,292	(61,992,462)	-	136,235,830
Intangible assets	41,986,482	(41,986,482)	-	-
Trade and other receivables	49,445,145	(6,065,443)	-	43,379,702
Financial assets at fair value through profit and loss	845,458	468,677	-	1,314,135
Trade and other payables	183,467,035	40,610,695	-	224,077,730
Salaries and social security payable	12,470,234	(8,149,934)	-	4,320,300
Defined benefit plans	49,962,358	(6,038,979)	6,852,496	50,775,875
Infrastructure under construction	27,924,232	(27,924,232)	-	-
Provisions	31,110,763	4,240,162	-	35,350,925
Taxes payable	4,437,223	32,852,090	-	37,289,313
Other	59,195	193,889	-	253,084
Deferred tax asset	599,936,417	(73,792,019)	6,852,496	532,996,894

Property, plant and equipment	(687,963,603)	110,054,640	-	(577,908,963)
Intangible assets	(244,363,304)	372,304	-	(243,991,000)
Trade and other receivables	(87,054,787)	53,675,281	-	(33,379,506)
Financial assets at fair value through profit and loss	-	(2,465,940)	-	(2,465,940)
Borrowings	(27,980,602)	3,800,879	-	(24,179,723)
Assets classified as held for sale	(89,421,740)	89,421,740	-	-
Other	(1,050,045)	(3,369,086)	-	(4,419,131)
Deferred tax liabilities	(1,137,834,081)	251,489,818	-	(886,344,263)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

	12.31.2011	Profit (loss)	Other comprehensive income (loss)	12.31.2012
Tax los-carryforwards	204,695,333	(6,467,041)	-	198,228,292
Intangible assets	40,656,423	1,330,059	-	41,986,482
Trade and other receivables	40,674,609	8,770,536	-	49,445,145
Cash and cash equivalents	1,114,067	(268,609)	-	845,458
Trade and other payables	141,023,303	42,443,732	-	183,467,035
Salaries and social security payable	10,529,904	1,940,330	-	12,470,234
Defined benefit plans	14,215,143	38,552,349	(2,805,134)	49,962,358
Infrastructure under construction	27,059,116	865,116	-	27,924,232
Provisions	26,770,341	4,340,422	-	31,110,763
Taxes payable	-	4,437,223	-	4,437,223
Other	-	59,195	-	59,195
Deferred tax asset	506,738,239	96,003,312	(2,805,134)	599,936,417

Property, plant and equipment	(756,466,726)	68,503,123	-	(687,963,603)
Intangible assets	(234,324,796)	(10,038,508)	-	(244,363,304)
Trade and other receivables	(79,006,467)	(8,048,320)	-	(87,054,787)
Borrowings	(34,576,256)	6,595,654	-	(27,980,602)
Assets classified as held for sale	(103,352,000)	13,930,260	-	(89,421,740)
Other	(3,561,994)	2,511,949	-	(1,050,045)
Deferred tax liabilities	(1,211,288,239)	73,454,158	-	(1,137,834,081)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

	12.31.2013	12.31.2012
Deferred tax asset	63,214,262	87,532,301
Deferred tax liabilities	(416,561,631)	(625,429,965)
Net deferred tax liabilities	(353,347,369)	(537,897,664)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

The analysis for deferred tax assets and liabilities is as follows:

	12.31.2013	12.31.2012
Deferred tax asset
To be recovered in more than 12 months	519,390,638	597,341,772
To be recovered in less than 12 months	13,606,256	2,594,645
Deferred tax asset	532,996,894	599,936,417

Deferred tax liabilities
Payable in more than 12 months	(869,693,364)	(1,099,566,907)
Payable in less than 12 months	(16,650,899)	(38,267,174)
Deferred tax liabilities	(886,344,263)	(1,137,834,081)

Net deferred tax liabilities	(353,347,369)	(537,897,664)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2013	12.31.2012

Res. No. 406/03 Inc. c) consolidated receivables	2	387,240,276	337,458,681
Present value discount of assets at amortized cost		(261,165,570)	(116,231,524)
Other		-	2,042,435
Trade receivables, net		126,074,706	223,269,592

Tax credits:
- Value added tax		6,084,746	25,303,802
- Sales tax		15,387,487	12,360,267
- Income tax and minimum notional income tax		216,167,849	125,651,848
- Tax on banking transactions		8,291,150	15,103,898
- Other tax credits		-	509,353
- Allowance for tax credits		(76,740,000)	(66,423,670)
Receivable from MMC	2	-	45,529,536
Financial credit		60,994,014	30,256,335
Related parties	37.j	-	6,671,076
Other		10,425,727	2,885,469
Other receivables, net		240,610,973	197,847,914

Total Non Current		366,685,679	421,117,506

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

Current	Note	12.31.2013	12.31.2012

Receivables from energy distribution		851,839,227	928,316,575
Receivables from MAT		89,504,046	115,512,113
CAMMESA		695,822,404	231,643,654
Res. No. 406/03 Inc. c) consolidated receivables	2	10,690,018	72,904,322
Present value discount of assets at amortized cost		-	(1,321,292)
Receivables from oil and liquid sales		32,208,724	4,588,628
Debtors in litigation		22,866,130	20,670,270
Receivables from administrative services		5,595,372	3,680,467
Related parties	37.j	4,122,835	1,014,243
Other		4,723,877	8,581,062
Allowance for doubtful accounts		(77,200,000)	(66,610,421)
Trade receivables, net		1,640,172,633	1,318,979,621

Tax credits:
- Value added tax		120,715,415	47,720,578
- Sales tax		1,911,051	2,991,057
- Income tax and minimum notional income tax		3,500,902	1,220,247
- Withholding of social security contributions		546,967	3,619,672
- Other tax credits		175,358	605,446
- Allowance for tax credits		(759,083)	(1,888,663)
Advances to suppliers		31,839,982	72,624,141
Advances to employees		5,294,118	4,094,995
Related parties	37.j	645,830	7,124,166
Prepaid expenses		32,079,352	25,824,330
Other receivables from non-electricity activities		52,238,292	27,521,000
Financial credit		3,055,146	7,669,217
Guarantee deposits		3,777,060	2,769,617
Judicial deposits		1,785,559	4,215,761
Receivables from FOCEDE Resolution No. 347/12		-	3,789,000
Receivable from MMC	2	362,720,538	-
Receivables from the sale of financial instruments		20,448,750	14,348,862
Other		14,307,730	19,539,492
Allowance for other receivables		(36,579,890)	(21,225,170)
Other receivables, net		617,703,077	222,563,748

Total Current		2,257,875,710	1,541,543,369

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term loans are measured at amortized cost, which does not differ materially from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

At December 31, 2013 and 2012, trade receivables that were past due amounted to Ps. 471.7 million and Ps. 323.6 million, respectively, which were due and net for an allowance for doubtful accounts of Ps. 77.2 million, and Ps. $ 66.6 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2013	12.31.2012
Less than three months	222,504,586	217,412,599
Three to six months	36,137,016	24,146,591
Six to twelve months	53,767,318	31,118,698
More than twelve months	159,285,894	50,917,246
Total trade receivables	471,694,814	323,595,134

The evolution of the allowance for the impairment of receivables is as follow:

	12.31.2013	12.31.2012
At the beginning	66,610,421	61,609,307
Allowance for impairment	34,653,454	16,242,362
Decreases	(1,442,191)	(9,745,166)
Reversal of unused amounts	(80,822)	(1,496,082)
Decreases for discontinued operations	(22,540,862)	-
At the end	77,200,000	66,610,421

The evolution of the allowance for the impairment of other receivables is as follow:

	12.31.2013	12.31.2012
At the beginning	89,537,503	80,079,326
Allowance for impairment	41,298,298	39,760,499
Decreases	(2,835,957)	-
Reversal of unused amounts	(13,920,871)	(30,302,322)
At the end	114,078,973	89,537,503

NOTE 16: ASSETS UNDER CONSTRUCTION

	Works with funds
	Own	PUREE	OCEBA	FREBA	Total
Balance at December 31, 2012	62,680,694	13,699,000	4,072,000	4,014,000	84,465,694
Decreases for discontinued operations	(62,680,694)	(13,699,000)	(4,072,000)	(4,014,000)	(84,465,694)
Balance at December 31, 2013	-	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

 NOTE 17: INVENTORIES

Current	12.31.2013	12.31.2012

Materials and spare parts	79,858,492	101,117,884
Advances to suppliers	33,482,037	5,810,392
Other	366,126	414,286
	113,706,655	107,342,562

NOTE 18: CASH AND CASH EQUIVALENTS

	12.31.2013	12.31.2012

Cash	2,140,473	1,821,923
Banks	115,831,191	88,729,161
Securities deposit	61,115	1,025,626
Time deposits	3,748,736	14,115,826
Investment funds	219,887,350	50,954,465
	341,668,865	156,647,001

NOTE 19: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately US$ 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to Ps. 334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of Ps. 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer was required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

At the date of these consolidated financial statements, the Trust has purchased US$ 10 million and US$ 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, Edenor divested the AESEBA segment, which resulted in a loss of Ps. 96.5 million, included within the profit (loss) for the year - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company insofar as such transaction takes place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, Edenor recorded a gain of Ps. 71.7 million, included in the “Other financial results” line item of the Statement of comprehensive income (loss).

Offer to sell EMDERSA/EDELAR’s assets

On September 17, 2013, Edenor Board of Directors approved the sending to ERSA and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by Edenor in EMDERSA, the parent company of EDELAR, and (ii) the onerous cession of certain receivables which Edenor has with EMDERSA and EDELAR. On October 4, 2013, Edenor received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to Ps. 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 Edenor was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was perfected on October 30, 2013, together with the General Ordinary Meeting of Shareholders which appointed the new authorities and approved the outgoing Directors and Statutory Auditors’ management.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

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

For purposes of determining the estimated realizable value, Edenor used the incurred acquisition value in the understanding that the company will recover at least the amount invested.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

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

MAN Engines

The Company has classified as asset held for sale the main asset of its subsidiary ENDISA (MAN Engines).

The main types of assets and liabilities that compose the assets classified as held for sale and liabilities associated to assets classified as held for sale are:

	12.31.2013	12.31.2012

Property, plant and equipment and intangible assets (1)	11,987,500	112,183,646
Trade and other receivables	-	73,838,056
Deferred tax asset	-	36,873,121
Inventories	-	1,148,111
Cash and cash equivalents	-	11,154,000
Total assets classified as held for sale	11,987,500	235,196,934

Trade and other payables	-	125,818,661
Borrowings	-	4,622,697
Salaries and social security payable	-	10,011,859
Taxes payable	-	6,073,425
Provisions	-	9,309,881
Total liabilities associated to assets classified as held for sale	-	155,836,523

(1) The breakdown is:
Property, plant and equipment and intangible assets	11,987,500	127,932,133
Impairment adjustment to net realizable value	-	(15,748,487)
	11,987,500	112,183,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.     Statement of comprehensive income (loss)

	For the years ended December 31,
	2013	2012	2011

Sales	408,647,206	1,293,006,000	1,327,302,184
Cost of sales	(275,630,741)	(1,010,390,698)	(821,872,883)
Gross profit	133,016,465	282,615,302	505,429,301

Selling expenses	(56,439,207)	(135,072,000)	(147,216,967)
Administrative expenses	(36,856,088)	(94,140,000)	(126,472,531)
Other operating income	1,864,823	53,328,000	8,170,000
Other operating expenses	(36,379,564)	(16,685,256)	(7,604,352)
Profit of joint ventures	-	-	924,000
Operating profit	5,206,429	90,046,046	233,229,451

Financial income	14,802,397	10,522,000	3,934,594
Financial cost	(28,576,161)	(66,500,000)	(37,721,937)
Other finance results	(7,472,520)	(3,620,000)	(15,178,951)
Financial results, net	(21,246,284)	(59,598,000)	(48,966,294)
(Loss) Income before income tax	(16,039,855)	30,448,046	184,263,157

Income tax	171,707,861	11,064,475	34,169,012
Income after income tax	155,668,006	41,512,521	218,432,169

Impairment of assets classified as held for sale	(7,144,579)	(10,446,000)	(152,390,402)
Loss on sale of assets classified as held for sale	(185,960,015)	-	(70,140,000)
Income tax	(89,421,740)	-	(86,753,000)
Total (loss) income of the year	(126,858,328)	31,066,521	(90,851,233)

Total (loss) income of the period attributable to:
Owners of the company	(85,698,444)	24,959,407	(43,109,389)
Non - controlling interest	(41,159,884)	6,107,114	(47,741,844)
	(126,858,328)	31,066,521	(90,851,233)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: SHARE CAPITAL

At December 31, 2013 and 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 21: TRADE AND OTHER PAYABLES

	12.31.2013	12.31.2012

Suppliers	792,827	83,705,376
Customer contributions	113,778,441	95,722,750
Funding contributions for substations	51,700,000	-
Customer guarantees	54,524,300	57,784,582
Accounts payable	220,795,568	237,212,708

PUREE (1)	108,602,722	1,277,760,644
Fines and bonuses	836,115,014	617,010,872
Guarantees executed	130,337,773	98,297,986
Other liabilities	1,075,055,509	1,993,069,502

Total Non Current	1,295,851,077	2,230,282,210

(1) At December 31, 2013, net of Ps. 1,661.1 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13 (Note 2.3.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

Current	Note	12.31.2013	12.31.2012

Suppliers		952,612,056	675,248,738
CAMMESA (1)		1,781,544,021	698,608,610
Customer contributions		176,799,558	68,236,868
Funding contributions substations		12,351,787	53,286,000
Fees and royalties		6,127,968	7,010,556
Customer advances		1,591,329	1,288,203
Customer guarantees		1,233,637	1,096,740
Related parties	37.j	1,091,129	128,369
Accounts payable		2,933,351,485	1,504,904,084

PUREE		-	74,693,099
Fines and bonuses		87,658,055	45,031,170
Dividends payable		7,596,000	7,508,591
Advances for sale of subsidiaries		-	7,377,000
Liability with FOCEDE		4,236,917	3,789,000
Sundry payables	46	-	34,064,205
Liability with FOTAE	49.a	48,959,579	-
Other		16,753,355	10,611,475
Other liabilities		165,203,906	183,074,540

Total Current		3,098,555,391	1,687,978,624

(1) At December 31, 2013, net of Ps. 1,152.3 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13 (Note 2.3.3).

The fair values of non-current customer contributions at December 31, 2013 and 2012 amount to Ps 98.7 million and Ps 83.7 million, respectively.

The book value of all other financial liabilities approximates to its fair value.

NOTE 22: BORROWINGS

Non Current	Note	12.31.2013	12.31.2012

Financial loans		99,971,154	121,444,859
Corporate bonds		2,429,837,625	2,097,038,169
Related parties	37.j	394,721,657	-
		2,924,530,436	2,218,483,028

Current

Bank overdrafts		41,890,272	160,755,144
VCP		142,811,893	80,793,936
Financial loans		160,235,733	97,205,856
Corporate bonds		371,107,668	273,817,176
Related parties	37.j	37,526,233	178,344,857
		753,571,799	790,916,969

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

Fixed rate	12.31.2013	12.31.2012

Less than one year	479,297,267	400,907,228
One to two years	1,206,404,342	218,956,620
Two to three years	60,848,648	517,625,374
Three to four years	22,132,689	38,318,361
Four to five years	96,231,179	16,403,588
Up to five years	1,213,717,551	1,345,276,241
	3,078,631,676	2,537,487,412

Floating rates

Less than one year	274,274,532	390,009,741
One to two years	301,258,009	62,677,335
Two to three years	23,938,018	19,225,509
	599,470,559	471,912,585

The fair value of borrowings amounts:

Non current	12.31.2013	12.31.2012

Financial loans	99,971,154	121,444,859
Corporate bonds	2,239,270,866	1,763,271,780
Related parties	394,721,657	-
	2,733,963,677	1,884,716,639

The carrying amounts of current borrowings approximates their fair value due to their short-term maturity.

During the years ended December 31, 2013 and 2012, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 71.3 million and US$ 24.3 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 88.9 million and Ps. 21.5 million in the year ended December 21, 2013 and 2012, respectively, disclosed under the line “Result of repurchase of financial debt” within Other financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Below are described the main characteristics of the indebtedness of the Group:

22.1            Generación

22.1.1 CTG

Exchange of corporate bonds

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” Corporate Bonds at 2% with maturity in 2013; having obtained an 88.7% acceptance rate on the total debt under restructuring (“2013 Bonds”).

The mentioned restructuring consisted on the swap of the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of US$ 22 million at a 10.5% rate, which will be payable on March 11 and September 11 of each year and maturing in September 2017 (“2017 Bonds”).

In June and July 2009, and in January, March and May 2011, CTG purchased under successive transactions at market prices, its 2017 Bonds for a total of US$ 18.2 million and US$ 0.8 million nominal value, respectively.

The remaining 2017 Bonds outstanding as of December 31, 2013 total a nominal value of US$ 3.1 million.

As of December 31, 2013, CTG holds all the repurchased 2017 Bonds in its portfolio.

During the month of March, 2013, CTG cancelled all of its 2013 Bonds for a face value of US$ 6.1 million.

The main limitations taken on by CTG regarding 2017 Bonds are as follows: (i) limitation on indebtedness, and (ii) limitation on levies. As of December 31, 2013, CTG was in full compliance of all its commitments undertaken under the 2017 Bonds.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 24, 2012, on March 6, 2012 CTG issued Class 1 and 2 corporate bonds for a nominal value of Ps. 47 million and Ps. 51.7 million at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds have been used to cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and ICBC, as well as for the partial cancellation of bank overdrafts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Additionally, on March 6, 2013, CTG issued Class 3 and Class 4 Corporate Bonds for a face value of Ps. 36.7 million and US$ 9.5 million (converted at an initial exchange rate of Ps. 5.0448/US$), accruing interest at the Private Badlar rate plus a 400 basis points margin and at a 3% fixed rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned Corporate Bonds were wholly allocated to the refinancing of liabilities.

Class 3 and 4 Corporate Bonds have been subscribed in kind through the delivery of Class 1 Corporate Bonds for a total Ps. 3.8 million and Class 2 Corporate Bonds for a total Ps. 14 million.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for the swap, the result of the issuance of Class 3 and 4 Corporate Bonds, net of the placement commissions, resulted in a cash inflow of funds amounting to approximately Ps. 23 million. These funds were used to pay off short-term liabilities.

CTG cancelled the remaining balance of its Class 1 and Class 2 Corporate Bonds on their respective maturity dates.

Bank loans

On February 28, 2013, CTG renewed, under a syndicated loan, the open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., ICBC, Santander Rio S.A. and Citibank N.A. This loan was payable in two tranches, one in the amount of Ps. 61.3 million at the Private BADCOR rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate.  Interest was repayable on a quarterly basis, and principal was repayable 365 days from the loan’s granting date.

On December 20, 2013, a first amendment to the syndicated loan agreement was entered into. The main modifications introduced are described below: (i) For the variable tranche, the private Badcor rate plus 500 basis points margin was established, whereas a 29% rate was stipulated for the fixed tranche.  (ii) The loan will be paid off in ten quarterly consecutive installments, the first one becoming due six months from the amendment date. The first seven amortization payments will be for an amount equivalent to 60.96% of the principal; the eighth and ninth payments for an amount equivalent to 25.4% of the principal, and the last one will be made thirty-six months as from the amendment date.  (iii) If a corporate bond is issued before April 15, 2014, net funds from the placement for up to Ps. 24 million will be allocated to the early cancellation of the syndicated loan based on its maturity chronological order. (iv) CTG will pay a structuring commission for the amendment equivalent to 1% of the principal which remains unpaid at the time the payment is made, and all amounts early cancelled according to the provisions of (iii) will be discounted from the principal. The commission will be paid on the date the early cancellation is made or on April 15, whichever is earlier.

The above changes have been accounted for as a modification of debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.1.2 CPB

CAMMESA Financing

On March 21, 2011, the Company entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

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

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. During this fiscal year, the Company has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement. The penalties received by the Company during the fiscal year ended December 31, 2013 amount to Ps. 4.7 million.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to Ps. 69.6 million.

Financing Cammesa II

On January 8, 2013, CPB signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed CPB of the modification to that financing pursuant to the provisions approved by ES Resolution No. 356/13 increasing financing to Ps. 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

At the date of issuance CPB has received all of the funds under this mutual totaling Ps. 39.5. At the date of issuance CAMMESA has not yet begun to send liquidation with the installments of principal and interest.

Financing of Major Maintenance Works

 In August 2013, through CPB LegR Note No. 64/13, CPB submitted to CAMMESA the “2014-2015 Maintenance Plan” for the conduction of major maintenance works in units BBLATV29 and BBLATV30, requesting its approval based on a remuneration scheme that would allow for their financing as the remuneration set by ES Resolution No. 95/13 was insufficient to bear the costs of major maintenance works.

The 2014-2015 Maintenance Plan was amended and adjusted after the meetings held with representatives of CAMMESA and the Technical Group (CPB LegR Notes No. 65/13, 67/13 and 72/13). The total estimated amount of the works to be executed is US$ 82 million plus VAT and associated import duties.

In parallel with the determination of the plan’s scope, negotiations have begun with the ES and CAMMESA to define the implementation of the financing necessary to perform the works, but have not yet concluded as of the date hereof.

In view of the insufficiency of the remuneration contemplated by ES Resolution No. 95/13 to finance such works, the constant decrease in the Company’s operating results since late 2011 until becoming negative, and the impossibility to resort to external financing, CPB will be forced to put off the performance of major maintenance works, which will certainly result in a lower availability of its units and the resulting decrease in income derived from the remuneration system set forth by ES Resolution No. 95/13.

22.1.3 CTLL

Corporate Bonds

On September 8, 2008, CTLL issued simple corporate bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

The Corporate Bonds’ original conditions provided that the amortization of principal would be made in five monthly consecutive installments, the first one becoming due sixty months as from the issuance and settlement date, and the first four amortization payments would be for an amount equivalent to 12.5% of the principal, whereas the fifth and last amortization payment and total cancellation would be made upon maturity for an amount equivalent to 50% of the issued capital stock.

Additionally, Corporate Bonds are guaranteed with a pledge on CTLL’s shares and receivables against this company, as well as the fiduciary assignment of: (a) rights to collect payments and/or claim damages resulting from: (i) electricity sales (energy and/or power) from the additional capacity resulting from the extension project, (ii) natural gas supply agreements, (iii) the project agreements, and (iv) insurance contracts; and (b) funds deposited as collateral to hedge interest on the fixed portion until the extension works’ provisional reception date. Additionally, issued Corporate Bonds are guaranteed by the Company (CTLL’s controlling shareholder) as joint and several obligor.

On October 2, 2012, the Security Agent informed CTLL of the extinction of the personal guaranty, the pledge on CTLL’s shares and the fiduciary assignment of the assigned rights (this latter, with the exception of receivables from CAMMESA and those resulting from electricity sales contracts).

The main limitations taken on by CTLL regarding Corporate Bonds are as follows: (i) limitation on the distribution of dividends, (ii) limitation on levies, (iii) limitation on restricted payments, and (iv) limitation on due and payable debt. As of December 31, 2013, CTG was in full compliance of all its commitments undertaken under the Corporate Bonds.

On July 13, 2012, CTLL’s Board of Directors approved a Repurchase Offer for its outstanding Corporate Bonds for a face value of US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of face value.

As of July 20, 2012, the Repurchase Offer expiration date, CTLL had received holders’ acceptances for a number of corporate bonds with a face value of US$ 24.3.

On July 24, 2012, CTLL paid a total consideration of Ps. 118.9, and recognized a Ps. 7.2 million loss for the Corporate Bonds repurchased.

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        Interest 2013: It was resolved to capitalize interest maturing in March and September 2013.

-        Amortization: Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

-        Early Redemption: If you make an early redemption CTLL until the sixth year as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. If such redemption is made from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

The above changes have been accounted for as a modification of debt.

Bank loans

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest are payable on a monthly basis and principal is repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of Ps. 49 million, which accrues interest: (i) at a 19% rate for the period comprised between the disbursement date and July 1, 2013; (ii) at a 20.5% rate for the period comprised between July 1, 2013 and July 1, 2014; and (iii) 22.25% for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on April 1, 2014.

On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this loan, in the amount of Ps. 24 million, which accrues interest: (i) at a 20.5% rate for the period comprised between the disbursement date and July 1, 2014; (ii) at a 22.25% rate for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on January 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.2 Distribution

Edenor´s Corporate Bonds Programme

Edenor is included in a Corporate Bonds programme; its most relevant information is detailed below:

Debt issued in US$:

				Millons of U$S			Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.12	Debt Purchase 2013 (2)	Debt structure at 12.31.13	At 12.31.2013
Fixed Rate Par Note	7	10.50	2017	24.8	(10.0)	14.8	96.3
Fixed Rate Par Note (1)	9	9.75	2022	247.4	(61.3)	186.1	1,213.7
Total				272.2	(71.3)	200.9	1,310.0

				Millons of U$S		Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.11	Debt structure at 12.31.12	At 31.12.2013
Fixed Rate Par Note	7	10.5	2017	24.8	24.8	121.8
Fixed Rate Par Note (1)	9	9.75	2022	247.4	247.4	1,223.5
Total				272.2	272.2	1,345.3

(1) Net of issuance expenses.

(2) Includes receivables from sale of subsidiaries, through the trust and collection of financial credits with related companies.

Debt issued in Argentine peso:

Corporate Notes	Debt structure (Millons of Ps)
	Class	Rate	Year of Maturity	12.31.2013	12.31.2012
Fixed Rate Par Note	8	Badlar +6,75	2013	-	11.7
Total				-	11.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.6 PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders the creation of a VCP global program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which PEPASA may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

 As of December 31, 2013, PEPASA had emitted the following series of VCP:

Class	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46.654.990	Badlar + 3.5%	360 days	Quarterly
2	May 11, 2012	32.564.000	Badlar + 2.75%	360 days	Quarterly
3	October 3, 2012	34.396.246	Badlar + 4.25%	360 days	Quarterly
4		USD 6.520.523	4.25%	360 days	Quarterly
5	March 27, 2013	77.821.661	Badlar + 2.99%	365 days	Quarterly
6		USD 4.342.138	0.01%	365 days	Quarterly
7	October 3, 2013	65.400.000	Badlar + 4.25%	365 days	Quarterly

As of December 31, 2013, outstanding Series 5, 6 and 7 VCPs amounted to Ps. 174.3 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Program

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of Ps. 254.8 million accruing interest at the Private Badlar rate plus a 3% margin and finally maturing on June 28, 2016 as a productive investment computable under Section 35.k of the Insurance Activity General Rules and Regulations. Interests are payable on a quarterly basis.

Funds obtained through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

Bank Loans

On September 27. 2013, PEPASA cancelled in whole its loan with the ICBC entered into on October 13, 2011 in the amount of Ps. 20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.3.2 PISA

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

On July 13, 2012, PISA paid off the loan entered into with Citibank N.A. and Standard Bank PLC in the amount of US$ 70 million and renegotiated a new loan with Standard Bank in the amount of US$ 20 million at the Libor rate plus a 7% spread and semi-annual repayments as from February 2013; as at the date hereof, two installments in the amount of US$ 8 million have been early cancelled and the maturity date for the new installments has been renegotiated through a new amendment to August 2014 for US$ 8 million, and to February 2015 for US$ 4 million.

On July 13, 2013, PISA entered into a Second Amendment whereby Standard Bank PLC sold 100% of the loan to BR LuxembourgS.à.r.l for an amount of US$ 12 million, regarding which one installment in the amount of US$ 3 million was early cancelled on August 30, 2013.

On October 3, 2013, PISA, through a Release Notice, repaid the whole loan outstanding with BR LuxembourgS.à.r.l as at the closing date for an amount of US$ 9 million plus interest accrued as at that date.

22.3.3 Pampa Energía

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

On April 26, 2013, the parties agreed on the following amendments to the loan agreement:

i)      The maturity date will be October 6, 2014, automatic extendable for a single additional period of one year,

ii)     The loan will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement (Note 47) in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)   In all cases, compensatory and punitive interest will be fully paid at maturity or in advance in freely available U.S. dollars.

iv)   Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT as from the loan’s effective date and until the date of this modification, at a 6.8 % annual nominal rate plus VAT until its maturity date, and in case the loan is extended, at the market rate to be determined for the following annual period as from October 6, 2014 and until the date all amounts owed under the loan are fully paid off. Compensatory interest will mature and be payable in a lump sum together with the cancellation of principal on the applicable maturity date.

NOTE 23: DEFERRED REVENUES

	12.31.2013	12.31.2012

Related to IFRIC 12	-	230,061,504
Customer contributions not subject to repayment	33,665,717	34,365,761
	33,665,717	264,427,265

NOTE 24: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2013	12.31.2012

Seniority bonuses	24,795,208	15,477,689
Anticipated retirements	1,164,097	1,982,592
	25,959,305	17,460,281

Current	12.31.2013	12.31.2012

Salaries and social security contributions	159,761,177	176,016,129
Provision for vacations	202,921,384	139,137,518
Provision for gratifications	26,903,441	31,553,534
Provision for annual bonus for efficiency	109,930,394	97,442,201
Retirement anticipated	1,928,680	3,721,276
	501,445,076	447,870,658

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement payment.

The amounts and conditions vary depending on the collective bargaining agreement.

The movement in the defined benefit obligation over the year is as follows:

	For the years ended December 31,
	2013	2012	2011
Liabilities at the beginning	142,749,594	118,522,782	45,362,591
Cost for current services	5,147,032	4,765,462	3,215,181
Cost for interest	27,877,079	23,842,838	12,275,891
Discontinued operations	(45,299,718)	9,136,405	36,164,000
Actuarial losses (gains)	27,764,805	(7,877,538)	8,198,676
Liabilities acquired in business combinations	-	-	17,880,731
Benefit payments	(13,164,865)	(5,640,355)	(4,574,288)
Liabilities at the end	145,073,927	142,749,594	118,522,782

The detail of the obligation for defined benefit plans by segment is as follows:

	2013	2012	2011
Generation	42,382,871	30,345,694	23,693,782
Distribution	102,691,056	112,403,900	94,829,000
Total	145,073,927	142,749,594	118,522,782

As of December 31, 2013 and 2012, the Company carried no assets related to defined benefits plans.

The details of the charge acknowledged in the Comprehensive Income (Loss) Statement is the following:

	2013	2012	2011
Cost for current services	5,147,032	4,765,462	3,215,181
Cost for interest	27,877,079	23,842,838	12,275,891
Actuarial income	730,605	137,131	(1,329,592)
Actuarial (loss) income through other comprehensive (loss) income	27,034,200	(8,014,669)	9,528,268
Total cost	60,788,916	20,730,762	23,689,748

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: (Continuation)

The obligations for defined benefit plans expected are:

2013
Less than one year	8,552,119
One to two years	8,218,342
Two to three years	7,063,380
Three to four years	7,567,321
Four to five years	8,745,413
Up to five years	107,640,629

The actuarial assumptions used were as follows:

	2013	2012	2011
Discount rate	6%	6%	6%
Salaries increase	2%	2%	2%
Inflation	25%	29%	29%

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

2013

Discount rate: 5%	154,081,354
Obligation	9,007,427
Variation	6.21%

Discount rate: 7%	136,801,511
Obligation	(8,272,416)
Variation	(5.70%)

Salaries increase: 1%	137,251,638
Obligation	(7,822,289)
Variation	(5.39%)

Salaries increase: 3%	153,834,962
Obligation	8,761,035
Variation	6.04%

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: (Continuation)

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2013.

NOTE 26: TAX LIABILITIES

Non current	12.31.2013	12.31.2012

Value added tax	9,047,635	23,248,780
Income tax provision, net of witholdings and advances	25,002,078	205,848
Minimum notional income tax provision, net of witholdings and advances	52,336,195	25,208,087
Sales tax	41,128,513	-
Payment plans	20,007,572	9,970,610
Other	2,573,515	2,911,877
	150,095,508	61,545,202

Current	12.31.2013	12.31.2012

Income tax provision, net of witholdings and advances	5,230,060	20,376,013
Tax on assets provision, net of witholdings and advances	28,637,726	5,684,123
Value added tax	22,544,799	35,572,553
Municipal, provincial and national contributions	53,620,401	88,720,033
Payment plans	41,354,824	2,824,586
Municipal taxes	36,318,250	40,828,082
Tax withholdings to be deposited	33,370,004	31,902,052
Stamp tax payable	9,590,568	9,590,568
Other	9,051,638	12,621,217
	239,718,270	248,119,227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 27: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
Total allowances as of December 31, 2011	69,975,102	-	69,975,102
Increases	16,461,140	-	16,461,140
Business combinations	(889,388)	-	(889,388)
Decreases	(19,032)	-	(19,032)
Total allowances as of December 31, 2012	85,527,822	881,711	86,409,533
Increases	14,637,856	879,435	15,517,291
Decreases	(8,299,769)	-	(8,299,769)
Discontinued operations	(3,296,045)	-	(3,296,045)
Total allowances as of December 31, 2013	88,569,864	1,761,146	90,331,010

	Current
	For contingencies
Total allowances as of December 31, 2011	11,399,017
Increases	12,853,766
Business combinations	(175,364)
Decreases	(12,417,711)
Total allowances as of December 31, 2012	11,659,708
Increases	21,933,590
Decreases	(17,058,944)
Discontinued operations	(4,161,372)
Total allowances as of December 31, 2013	12,372,982

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 28: SALES

	For the years ended December 31,
	2013	2012	2011

Sales of energy to the SPOT Market	597,361,773	2,518,210,710	2,032,270,938
Energy sales Resolution No. 220/07	375,122,985	338,032,672	78,824,236
Sales of energy to MAT	469,335,445	487,405,754	500,790,083
Energy plus sales	267,833,254	245,239,914	185,455,566
Other sales	19,679,689	18,149,301	48,276,599
Generation subtotal	1,729,333,146	3,607,038,351	2,845,617,422

Energy sales	3,393,759,304	2,937,660,449	2,278,292,906
Right of use of posts	41,537,592	34,762,156	42,646,667
Connection and reconnection charges	5,393,605	4,759,038	9,224,000
Distribution subtotal	3,440,690,501	2,977,181,643	2,330,163,573

Gas sales	116,396,140	85,533,872	45,536,836
Oil and liquid sales	18,676,492	4,636,191	6,048,196
Administrative services sales	20,985,911	15,584,365	-
Other sales	1,214,398	749,601	613,202
Holding and others subtotal	157,272,941	106,504,029	52,198,234

Intersegment sales	7,696,962	4,640,796	1,686,771

Total sales	5,334,993,550	6,695,364,819	5,229,666,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 29: COST OF SALE

	For the years ended December 31,
	2013	2012	2011
Inventories at the beginning of the year	107,342,562	64,433,908	30,211,620

Plus: Charges of the year
Purchases of inventories and of energy from the distribution segment	2,056,829,052	1,826,131,104	1,991,901,203

Salaries and social benefits	989,432,017	609,191,480	525,009,592
Accrual of defined benefit plans	25,808,193	21,900,460	11,532,287
Fees and compensations for services	696,973,646	465,258,896	260,143,452
Property, plant and equipment depreciations	315,625,162	316,423,602	326,555,923
Intangible assets amortization	29,462,219	30,149,040	20,720,363
Depreciation of biological assets	40,815	64,798	-
Gas consumption	147,490,706	578,895,048	497,723,194
Purchase of energy	546,124,382	485,618,526	201,588,938
Fuel consumption	29,316,309	1,614,088,251	604,990,918
Transport of energy	24,815,156	21,057,643	17,751,593
Material consumption	162,592,701	109,120,728	94,880,645
Penalties	305,777,489	128,670,468	73,842,837
Maintenance	100,545,265	58,762,711	24,037,480
Royalties and fees	45,569,871	36,330,926	27,195,917
Gas production	11,568,867	5,761,657	3,265,187
Rental and insurance	51,611,895	41,612,628	31,865,714
Surveillance and security	22,520,858	15,417,431	11,016,033
Taxes, rates and contributions	15,259,783	10,906,618	23,954,587
Communications	8,189,542	8,183,641	7,681,548
Other	19,384,913	15,134,261	1,405,456
Subtotal	3,548,109,789	4,572,548,813	2,765,161,664

Less: Inventories at the end of the year	(113,706,655)	(107,342,562)	(60,421,699)
Cost of sales	5,598,574,748	6,355,771,263	4,726,852,788

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 30: SELLING EXPENSES

	For the years ended December 31,
	2013	2012	2011
Salaries and social benefits	185,315,715	118,148,914	93,634,960
Accrual of defined benefit plans	3,727,606	3,367,723	1,345,773
Fees and compensations for services	200,276,881	155,126,979	109,464,539
Property, plant and equipment depreciations	9,301,600	7,373,888	2,255,970
Penalties	52,700,000	10,386,359	6,305,000
Doubtful accounts	55,653,050	19,318,707	15,279,287
Surveillance and security	552,808	679,871	486,231
Taxes, rates and contributions	94,599,242	77,068,889	32,976,144
Communications	32,628,934	20,493,231	16,295,474
Other	665,637	2,037,835	4,534,192
Total selling expenses	635,421,473	414,002,396	282,577,570

NOTE 31: ADMINISTRATIVE EXPENSES

	For the years ended December 31,
	2013	2012	2011
Salaries and social benefits	254,193,647	215,793,451	159,684,726
Accrual of defined benefit plans	4,218,917	3,477,248	1,283,420
Fees and compensations for services	147,204,318	91,592,100	80,628,717
Directors and Sindycs’ fees	18,819,985	19,509,857	26,276,712
Reserve for directors’ options	8,945,352	8,945,352	8,945,352
Property, plant and equipment depreciations	15,823,013	12,571,208	11,819,078
Intangible assets amortization	1,038,924	7,455,312	6,810,720
Material and spare parts consumption	7,737,331	6,510,436	2,809,766
Maintenance	1,723,604	12,847,492	1,897,029
Transport and per diem	3,486,066	4,779,027	2,360,107
Rental and insurance	33,777,439	25,025,859	20,274,977
Surveillance and security	11,746,010	5,270,083	15,771,650
Taxes, rates and contributions	32,974,034	24,795,547	13,409,990
Communications	5,416,538	4,322,304	5,389,823
Advertising and promotion	7,664,017	7,573,817	17,643,248
Contingencies	538,546	3,418,365	-
Other	9,083,615	9,430,051	4,809,892
Total administrative expenses	564,391,356	463,317,509	379,815,207

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 32: OTHER OPERATING INCOME AND EXPENSES

	For the years ended December 31,
Other operating income	2013	2012	2011
Insurance recovery	245,975,559	135,003,525	557,873
Recovery of expenses	10,922,850	-	-
Recovery of allowances for receivables	4,835,714	1,496,081	68,278
Recovery of allowances for tax credits	13,751,536	21,750,177	6,606,000
Recovery of contingencies	-	1,048,252	966,849
Recovery of other operating costs	13,002,003	-	-
Recognition Agreement March	85,177,042	-	-
Dividends earned	6,876,038	1,581,532	1,244,969
Billing work to third parties	21,699,983	15,865,316	9,496,705
Commissions on municipal tax collection	8,638,401	6,650,425	5,387,000
Surplus Gas Injection Compensation Res. No. 1/13	22,572,407	-	-
Profit of property, plant and equipment sale	403,000	1,714	2,530,166
Profit of acquisition of subsidiaries	-	-	87,186,148
Valuation of assets held for sale	-	-	7,527,973
Advance payments received for subsidiaries sales agreement	8,868,000	-	-
Other	23,497,497	13,021,078	11,008,049
Total other operating income	466,220,030	196,418,100	132,580,010

Other operating loss
Allowances for contingencies	(36,032,900)	(24,744,323)	(16,598,680)
Voluntary retirements - bonus	(15,875,775)	(10,125,734)	(10,897,000)
Decreaeses in property, plant and equipment	(13,807,236)	(1,969,513)	(1,750,633)
Decreaeses in intangible assets	-	1,127,304	-
Indemnities	(4,924,296)	(4,819,215)	(5,844,000)
Allowances for other receivables	(10,953,563)	(42,480,405)	-
Allowances for doubtful tax credits	(10,088,463)	(9,804,687)	(18,884,933)
Net expense techniques	(15,540,678)	(10,596,738)	(4,244,000)
Tax on bank transactions	(82,374,720)	(72,330,238)	(57,658,641)
Third parties cost jobs	(9,035,156)	(13,687,931)	(11,763,000)
Donations and contributions	(3,078,609)	(4,688,710)	(2,172,209)
Other	(9,742,242)	(9,829,769)	(4,991,451)
Total other operating loss	(211,453,638)	(203,949,959)	(134,804,547)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: FINANCIAL RESULTS

	For the years ended December 31,
Finance income	2013	2012	2011
Comercial interest	93,797,636	92,228,661	65,576,497
Financial interest	242,496,435	49,934,508	25,721,622
Other interest	1,336,066	1,100,673	1,505,140
Total finance income	337,630,137	143,263,842	92,803,259

Finance cost
Comercial interest	(337,086,792)	(65,212,541)	(12,745,414)
Fiscal interest	(40,861,761)	(30,209,250)	(6,269,953)
Financial interest	(415,828,810)	(392,568,218)	(349,939,291)
Other interest	(266,289)	(480,226)	(288,648)
Taxes and bank commissions	(17,658,684)	(10,420,132)	(19,404,762)
Other finance costs	(3,985,095)	(3,051,945)	(3,403,872)
Total finance cost	(815,687,431)	(501,942,312)	(392,051,940)

Other finance results
Foreing currency exchange difference	(735,720,463)	(344,622,323)	(194,283,542)
Result from repurchase of corporate bonds	88,879,485	21,451,233	6,732,659
Changes in the fair value of financial instruments	295,854,837	191,938,160	45,673,746
Discounted value measurement	(155,869,735)	(72,030,127)	1,721,145
Other finance results	(3,975,734)	261,333	(2,360,854)
Total other finance results	(510,831,610)	(203,001,724)	(142,516,846)
Other finance results, net	(988,888,904)	(561,680,194)	(441,765,527)

NOTE 34: INCOME TAX

The breakdown of income tax charge is:

	Note	12.31.2013	12.31.2012	12.31.2011
Current tax		32,984,761	30,387,591	103,159,133
Deferred tax asset	14	(177,697,799)	(169,457,470)	(74,023,136)
Adjustment tax returns amendment		12,415,095	-	-
Difference in the estimate of previous fiscal year income tax and the income return		2,846,486	10,516,381	-
Tax on assets accounted		15,238,198	12,180,476	4,745,185
Discontinued operations		105,533,766	(16,938,000)	(70,793,640)
Total tax charge to earning (loss)		(8,679,493)	(133,311,022)	(36,912,458)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 34: (Continuation)

As follow is reconciliation between income tax expense and the amount resulting from application of the tax rate on the income (loss) before taxes:

	For the years ended December 31,
	2013	2012	2011
(Profit) Loss before taxes	732,964,155	(1,243,947,326)	(765,992,227)
Current tax rate	35%	35%	35%
Result at the tax rate	256,537,454	(435,381,564)	(268,097,279)

Share profit of joint ventures and associates	899,798	10,053,874	(1,810,828)
Reserve for directors’ options	3,130,873	3,130,873	3,130,873
Excess of fair value of net assets acquired over cost	-	-	(26,536,431)
Inpairment of investments	-	-	126,835,144
Non-taxable income / Non-deductible loss	(220,037,246)	(65,810,811)	(12,888,312)
Other	1,995,728	5,627,819	(2,392,924)
Subtotal	42,526,607	(482,379,809)	(181,759,757)

Expiration of tax loss-carryforwards	23,260,952	1,600,376	10,203,098
Minimun notional income tax credit	15,238,198	12,180,476	8,244,684
Difference in the estimate of previous fiscal year income tax and the income tax statement	1,952,401	17,955,669	-
Discontinued operations	105,533,766	(16,938,000)	(70,793,640)
Tax loss-carryforwards not previously recognized	(385,844,096)	-	-
Deferred tax assets not recognized	188,652,679	334,270,266	197,193,157
Total income tax expense	(8,679,493)	(133,311,022)	(36,912,458)

As of December 31, 2013 and 2012 consolidated accumulated tax losses amount to Ps 1,387.6 million and Ps. 2,136.5 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2013	12.31.2012

2008	2013	-	15,788,190
2009	2014	56,971,649	57,099,641
2010	2015	105,760,796	108,654,975
2011	2016	90,695,082	187,131,182
2012	2017	91,282,940	379,087,489
2013	2018	140,921,315	-
		485,631,782	747,761,477
Unrecognized deferred assets		(349,395,952)	(549,533,185)
Tax loss-carryforwards		136,235,830	198,228,292

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2013 and 2012 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 349.4 million and Ps. 549.5 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

	For the years ended December 31,
	2013	2012	2011
Earnings (Loss) attributable to the equity holders of the company during the year from continuing operations	371,782,245	(674,653,661)	(696,187,406)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	1,314,310,895
Basic and diluted earnings (loss) per share from continuing operations	0.2829	(0.5133)	(0.5297)

	For the years ended December 31,
	2013	2012	2011
(Loss) earnings attributable to the equity holders of the company during the year for discontinued operations	(85,698,444)	24,959,407	(45,207,931)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from discontinued operations	(0.0652)	0.0190	(0.0344)

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the 2013 and 2012, and for discontinued operations during 2013.

	For the years ended December 31,
	2013	2012	2011
Earnings attributable to the equity holders of the company during the year for discontinued operations	(85,698,444)	24,959,407	(45,207,931)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	1,314,310,895
Adjustments for stock options	-	30,161,772	-
Weighted average amount of outstanding shares for diluted profit per share	1,314,310,895	1,344,472,667	1,314,310,895
Diluted earnings per share from discontinued operations	(0.0652)	0.0186	(0.0344)

NOTE 36: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of December 31, 2013, and pursuant to the divestment mentioned in Note 19, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,729,333,146	435,300,074	3,440,690,501	157,272,941	-	5,762,596,662
Intersegment sales	2,002,563	1,580,605	-	52,778,991	(47,084,592)	9,277,567
Cost of sales	(1,425,629,452)	(368,319,059)	(4,118,953,704)	(89,044,203)	35,052,611	(5,966,893,807)
Gross profit (loss)	305,706,257	68,561,620	(678,263,203)	121,007,729	(12,031,981)	(195,019,578)

Selling expenses	(79,722,087)	-	(549,142,696)	(6,556,690)	-	(635,421,473)
Administrative expenses	(139,046,394)	(79,722,724)	(332,572,593)	(102,742,041)	10,029,418	(644,054,334)
Other operating income	363,356,067	9,677,530	62,289,569	40,572,590	-	475,895,756
Other operating expenses	(45,840,609)	(14,585)	(143,441,679)	(22,156,765)	-	(211,453,638)
Share profit of joint ventures	-	-	4,682	-	-	4,682
Share profit of associates	-	-	-	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and ES Note No. 6852/13	404,453,234	(1,498,159)	(1,641,125,920)	32,353,322	(2,002,563)	(1,207,820,086)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	-	-	2,933,051,544	-	-	2,933,051,544
Operating profit (loss)	404,453,234	(1,498,159)	1,291,925,624	32,353,322	(2,002,563)	1,725,231,458

Finance income	63,949,836	174,491,764	287,067,095	7,934,214	(21,321,008)	512,121,901
Finance cost	(218,069,768)	(62,327,122)	(565,770,281)	(53,129,282)	21,293,461	(878,002,992)
Other finance results	(437,463,117)	(111,560,013)	(425,491,481)	352,122,988	-	(622,391,623)
Financial results, net	(591,583,049)	604,629	(704,194,667)	306,927,920	(27,547)	(988,272,714)
Profit (Loss) before income tax	(187,129,815)	(893,530)	587,730,957	339,281,242	(2,030,110)	736,958,744

Income tax	(20,682,593)	(866,654)	49,224,770	(19,862,684)	-	7,812,839
(Loss) Profit for the year from continuing operations	(207,812,408)	(1,760,184)	636,955,727	319,418,558	(2,030,110)	744,771,583

Discontinued operations	-	(3,155,800)	(128,888,438)	-	2,030,110	(130,014,128)
Adjustment non-controlling interest in joint ventures	-	27,865	-	-	-	27,865
Total (loss) profit of the year	(207,812,408)	(4,888,119)	508,067,289	319,418,558	-	614,785,320

Depreciation and amortization (2)	107,730,568	41,944,731	226,560,729	45,945,788	-	422,181,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(191,916,592)	(4,888,119)	163,469,954	319,418,558	-	286,083,801
Non - controlling interest	(15,895,816)	-	344,597,335	-	-	328,701,519

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of December 31, 2013
Increases in property, plant and equipment	50,790,025	108,370,673	1,092,342,662	140,391,783	-	1,391,895,143

(1) Includes financial results generated by financial debt issued by EASA for Ps. 222.4 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	3,607,038,351	255,513,915	2,977,181,643	106,504,029	-	6,946,237,938
Intersegment sales	16,183,407	8,920,416	-	81,899,561	(93,442,172)	13,561,212
Cost of sales	(3,190,806,836)	(281,431,213)	(3,097,720,286)	(67,675,153)	431,012	(6,637,202,476)
Gross profit (loss)	432,414,922	(16,996,882)	(120,538,643)	120,728,437	(93,011,160)	322,596,674

Selling expenses	(57,222,941)	-	(353,831,009)	(2,948,446)	-	(414,002,396)
Administrative expenses	(150,779,756)	(64,698,487)	(260,252,047)	(129,077,891)	76,827,750	(527,980,431)
Other operating income	138,244,262	4,560,522	33,733,717	24,440,117	-	200,978,618
Other operating expenses	(39,506,534)	(13,188)	(152,773,658)	(11,656,579)	-	(203,949,959)
Loss of joint ventures	-	-	2,891	-	-	2,891
Share profit of associates	-	-	-	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	214,866,384	(77,148,035)	(853,658,749)	3,780,589	(16,183,410)	(728,343,221)

Finance income	74,425,078	80,230,223	75,893,581	4,811,860	(11,866,677)	223,494,065
Finance cost	(199,846,517)	(50,109,549)	(273,102,282)	(40,849,725)	11,866,677	(552,041,396)
Other finance results	(148,055,962)	(34,515,393)	(217,384,515)	162,438,189	-	(237,517,681)
Financial results, net	(273,477,401)	(4,394,719)	(414,593,216)	126,400,324	-	(566,065,012)
Profit (Loss) before income tax	(58,611,017)	(81,542,754)	(1,268,251,965)	130,180,913	(16,183,410)	(1,294,408,233)

Income tax	1,093,264	27,075,403	137,003,075	(4,650,278)	-	160,521,464
Profit (Loss) for the year from continuing operations	(57,517,753)	(54,467,351)	(1,131,248,890)	125,530,635	(16,183,410)	(1,133,886,769)

Discontinued operations	-	(2,272,302)	14,883,111	-	16,183,410	28,794,219
Adjustment non-controlling interest in joint ventures	-	25,522,767	-	-	-	25,522,767
Total profit (loss) of the year	(57,517,753)	(31,216,886)	(1,116,365,779)	125,530,635	-	(1,079,569,783)

Depreciation and amortization (2)	123,178,952	38,296,343	213,382,705	46,421,543	-	421,279,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	(74,750,872)	(31,216,886)	(669,257,131)	125,530,635	-	(649,694,254)
Non - controlling interest	17,233,119	-	(447,108,648)	-	-	(429,875,529)

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,758,035,608	1,387,430,604	(332,909,916)	12,018,957,589
Liabilities	2,115,695,457	571,389,759	6,636,365,029	570,001,566	(332,909,916)	9,560,541,895

Additional consolidated information as of December 31, 2012
Increases of property, plant and equipment	71,581,329	38,142,635	544,310,251	47,101,374	-	701,135,589

(1) Includes financial results generated by financial debt issued by EASA for Ps. 110.7 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,845,617,422	257,641,836	2,330,163,573	52,198,234	-	5,485,621,065
Intersegment sales	9,189,844	488,730	-	3,393,292	(10,896,365)	2,175,501
Cost of sales	(2,541,336,064)	(237,770,380)	(2,146,074,083)	(42,178,448)	2,735,807	(4,964,623,168)
Gross profit	313,471,202	20,360,186	184,089,490	13,413,078	(8,160,558)	523,173,398

Selling expenses	(18,946,945)	-	(262,673,005)	(974,886)	17,266	(282,577,570)
Administrative expenses	(137,697,050)	(51,312,737)	(207,397,142)	(42,273,389)	7,620,000	(431,060,318)
Other operating income	12,429,389	469,888	21,601,057	98,547,507	-	133,047,841
Other operating expenses	(34,091,711)	(496,818)	(87,084,279)	(13,615,197)	-	(135,288,005)
Loss of joint ventures	-	-	4,219	-	-	4,219
Share profit of associates	-	-	-	19,779,284	-	19,779,284
Profit of acquisition of subsidiaries	-	-	506,954,693	(1,018,319)	-	505,936,374
Impairment of property, plant and equipment	-	-	(557,668,671)	-	-	(557,668,671)
Impairment of intangible assets	-	-	(90,056,095)	-	-	(90,056,095)
Operating profit (loss)	135,164,885	(30,979,481)	(492,229,733)	73,858,078	(523,292)	(314,709,543)

Finance income	51,775,759	58,165,953	53,907,223	1,213,439	(14,093,162)	150,969,212
Finance cost	(202,079,476)	(44,366,888)	(204,086,585)	(26,302,374)	14,616,454	(462,218,869)
Other finance results	(14,251,813)	(13,791,927)	(116,508,712)	(11,756,739)	-	(156,309,191)
Financial results, net	(164,555,530)	7,138	(266,688,074)	(36,845,674)	523,292	(467,558,848)
(Loss) Profit before income tax	(29,390,645)	(30,972,343)	(758,917,807)	37,012,404	-	(782,268,391)

Income tax	11,228,259	10,570,771	29,677,238	(4,017,351)	-	47,458,917
Profit (Loss) for the year from continuing operations	(18,162,386)	(20,401,572)	(729,240,569)	32,995,053	-	(734,809,474)

Discontinued operations	-	(13,015,128)	(90,851,233)	-	-	(103,866,361)
Adjustment non-controlling interest in joint ventures	-	18,744,833	-	-	-	18,744,833
Total profit (loss) of the year	(18,162,386)	(14,671,867)	(820,091,802)	32,995,053	-	(819,931,002)

Depreciation and amortization (2)	130,430,648	48,595,865	221,965,811	24,693,696	-	425,686,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(51,401,659)	(14,671,867)	(708,316,864)	32,995,053	-	(741,395,337)
Non - controlling interest	33,239,273	-	(111,774,938)	-	-	(78,535,665)

Additional consolidated information as of December 31, 2011
Assets	3,590,669,831	951,672,858	7,171,242,379	1,581,606,386	(477,834,106)	12,817,357,348
Liabilities	2,431,105,440	509,532,386	5,840,896,056	485,959,151	(477,834,106)	8,789,658,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the Consolidated statement of Income is presented below:

Consolidated statement of income at December 31, 2013	Segment information	Results from interest in joint ventures	Total income
Sales	5,762,596,662	(435,300,074)	5,327,296,588
Intersegment sales	9,277,567	(1,580,605)	7,696,962
Cost of sales	(5,966,893,807)	368,319,059	(5,598,574,748)
Gross loss	(195,019,578)	(68,561,620)	(263,581,198)

Selling expenses	(635,421,473)	-	(635,421,473)
Administrative expenses	(644,054,334)	79,662,978	(564,391,356)
Other operating income	475,895,756	(9,675,726)	466,220,030
Other operating expenses	(211,453,638)	-	(211,453,638)
Share loss of joint ventures	4,682	(4,804,031)	(4,799,349)
Share profit of associates	2,228,499	-	2,228,499
Operating profit before Resolution ES No. 250/13 and ES Note No. 6852/13	(1,207,820,086)	(3,378,399)	(1,211,198,485)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2,933,051,544	-	2,933,051,544
Operating profit	1,725,231,458	(3,378,399)	1,721,853,059

Finance income	512,121,901	(174,491,764)	337,630,137
Finance cost	(878,002,992)	62,315,561	(815,687,431)
Other finance results	(622,391,623)	111,560,013	(510,831,610)
Finance results, net	(988,272,714)	(616,190)	(988,888,904)
Profit before income tax	736,958,744	(3,994,589)	732,964,155

Income tax	7,812,839	866,654	8,679,493
Profit before income tax	744,771,583	(3,127,935)	741,643,648

Discontinued operations	(130,014,128)	3,155,800	(126,858,328)
Adjustment non-controlling interest in Joint Ventures	27,865	(27,865)	-
Profit for the year	614,785,320	-	614,785,320

Depreciation and amortization	422,181,816	(41,944,731)	380,237,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,391,895,143	(108,370,673)	1,283,524,470

Consolidated statement of income at December 31, 2012	Segment information	Results from interest in joint ventures	Total income
Sales	6,946,237,938	(255,513,915)	6,690,724,023
Intersegment sales	13,561,212	(8,920,416)	4,640,796
Cost of sales	(6,637,202,476)	281,431,213	(6,355,771,263)
Gross loss	322,596,674	16,996,882	339,593,556

Selling expenses	(414,002,396)	-	(414,002,396)
Administrative expenses	(527,980,431)	64,662,922	(463,317,509)
Other operating income	200,978,618	(4,560,518)	196,418,100
Other operating expenses	(203,949,959)	-	(203,949,959)
Share loss of joint ventures	2,891	(31,023,197)	(31,020,306)
Share profit of associates	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	(108,283,569)
Operating (loss) profit	(728,343,221)	46,076,089	(682,267,132)

Finance income	223,494,065	(80,230,223)	143,263,842
Finance cost	(552,041,396)	50,099,084	(501,942,312)
Other finance results	(237,517,681)	34,515,957	(203,001,724)
Finance results, net	(566,065,012)	4,384,818	(561,680,194)
(Loss) Profit before income tax	(1,294,408,233)	50,460,907	(1,243,947,326)

Income tax	160,521,464	(27,210,442)	133,311,022
Profit before income tax	(1,133,886,769)	23,250,465	(1,110,636,304)

Discontinued operations	28,794,219	2,272,302	31,066,521
Adjustment non-controlling interest in Joint Ventures	25,522,767	(25,522,767)	-
(Loss) for the year	(1,079,569,783)	-	(1,079,569,783)

Depreciation and amortization	421,279,543	(38,296,343)	382,983,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,018,957,589	(699,473,658)	11,319,483,931
Liabilities	9,560,541,895	(571,373,108)	8,989,168,787

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	701,135,589	(38,142,635)	662,992,954

Consolidated statement of income at December 31, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	5,485,621,065	(256,627,435)	5,228,993,630
Intersegment sales	2,175,501	(1,503,131)	672,370
Cost of sales	(4,964,623,168)	237,770,380	(4,726,852,788)
Gross loss	523,173,398	(20,360,186)	502,813,212

Selling expenses	(282,577,570)	-	(282,577,570)
Administrative expenses	(431,060,318)	51,245,111	(379,815,207)
Other operating income	133,047,841	(467,831)	132,580,010
Other operating expenses	(135,288,005)	483,458	(134,804,547)
Share loss of joint ventures	4,219	(14,609,709)	(14,605,490)
Share profit of associates	19,779,284	-	19,779,284
Profit of acquisition of subsidiaries	505,936,374	-	505,936,374
Impairment of property, plant and equipment	(557,668,671)	-	(557,668,671)
Impairment of intangible assets	(90,056,095)	-	(90,056,095)
Operating (loss) profit	(314,709,543)	16,290,843	(298,418,700)

Finance income	150,969,212	(58,165,953)	92,803,259
Finance cost	(462,218,869)	44,358,929	(417,859,940)
Other finance results	(156,309,191)	13,792,345	(142,516,846)
Finance results, net	(467,558,848)	(14,679)	(467,573,527)
(Loss) Profit before income tax	(782,268,391)	16,276,164	(765,992,227)

Income tax	47,458,917	(10,546,459)	36,912,458
Profit before income tax	(734,809,474)	5,729,705	(729,079,769)

Discontinued operations	(103,866,361)	13,015,128	(90,851,233)
Adjustment non-controlling interest in Joint Ventures	18,744,833	(18,744,833)	-
Profit for the period	(819,931,002)	-	(819,931,002)

Depreciation and amortization	425,686,020	(48,578,614)	377,107,406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,817,357,348	(728,874,172)	12,088,483,176
Liabilities	8,789,658,927	(468,510,311)	8,321,148,616

NOTE 37: RELATED PARTIES´ TRANSACTIONS

The following operations were carried out with related parties:

a)    Sales of goods and services

	For the years ended December 31,
	2013	2012	2011
Joint ventures
Transener	7,696,962	4,640,796	1,686,771

Other related parties
CYCSA	1,095,864	-	-
Dolphin Finance	-	-	23,626
	8,792,826	4,640,796	1,710,397

It corresponds principally to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	For the years ended December 31,
	2013	2012	2011
Joint ventures
Transener	(1,580,605)	(8,920,416)	(507,546)
	(1,580,605)	(8,920,416)	(507,546)

Correspond to maintenance services.

c)     Fees for services

	For the years ended December 31,
	2013	2012	2011

Estudio Salaverri	(1,596,860)	(927,028)	(4,454,223)
	(1,596,860)	(927,028)	(4,454,223)

Correspond to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

d)    Other operating income

	For the years ended December 31,
	2013	2012	2011
Other related parties
CYCSA	3,857,297	2,790,447	352,495
	3,857,297	2,790,447	352,495

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	For the years ended December 31,
	2013	2012	2011
Other related parties
Foundation	(2,600,000)	(4,300,000)	(1,900,000)
	(2,600,000)	(4,300,000)	(1,900,000)

Correspond to donations.

f)      Financial cost

	For the years ended December 31,
	2013	2012	2011
Other related parties
PYSSA	(94,822)	-	-
TGS	(9,654,462)	(8,504,406)	(1,808,078)
	(9,749,284)	(8,504,406)	(1,808,078)

Correspond mainly to interest on loans received.

g)         Capital Integration

	For the years ended December 31,
	2013	2012	2011
Joint ventures
Citelec	(1,198,435)	(1,183,565)	-
	(1,198,435)	(1,183,565)	-

h)    Acquisition of corporate bonds

	For the years ended December 31,
	2013	2012	2011
Other related parties
Orígenes Retiro	-	(88,546,372)	-
	-	(88,546,372)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

i)      Key management personnel remuneration

The total remuneration to directors accrued during the year ended December 31, 2013, 2012 and 2011 amounts to Ps. 21 million (Ps. 12.1 millions in remunerations and Ps. 8.9 in the accrual of reserves of share based payments), Ps. 21.5 million (Ps 12.6 millions in remunerations and Ps. 8.9 in the accrual of reserves of share based payments) and Ps. 34.2 million (Ps 25.3 millions in remunerations and Ps. 8.9 in the accrual of reserves of share based payments), respectively.

j)      Balances with related parties:

As of December 31, 2013	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	37,526,233	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	37,526,233	394,721,657

As of December 31, 2012	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Non Current	Current	Current	Current
Joint ventures
Transener	1,014,243	-	25,671	128,369	-
Other related parties
CIESA	-	6,671,076	-	-	-
CYCSA	-	-	356,365	-	-
Grupo Dolphin	-	-	254,100	-	-
Orígenes Retiro	-	-	-	-	40,296,833
TGS	-	-	6,488,030	-	138,048,024
	1,014,243	6,671,076	7,124,166	128,369	178,344,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	2,258,964,020	119,661	2,259,083,681	365,477,708	2,624,561,389
Financial assets at fair value through profit and loss	-	-	-	-	-
Government securities	-	171,168,436	171,168,436	-	171,168,436
Corporate securities	-	331,969	331,969	-	331,969
Trusts	-	431,466,036	431,466,036	-	431,466,036
Shares	-	84,199,961	84,199,961	-	84,199,961
Investment funds	-	490,299,478	490,299,478	-	490,299,478
Government bonds trust AESEBA	-	99,523,343	99,523,343	-	99,523,343
Cash and cash equivalents	121,781,515	219,887,350	341,668,865	-	341,668,865
Total	2,380,745,535	1,496,996,234	3,877,741,769	365,477,708	4,243,219,477

Liabilities
Trade and other liabilities	4,337,031,202	-	4,337,031,202	57,375,266	4,394,406,468
Borrowings	3,678,102,235	-	3,678,102,235	-	3,678,102,235
Total	8,015,133,437	-	8,015,133,437	57,375,266	8,072,508,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38:  (Continuation)

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,690,290,097	-	1,690,290,097	272,370,778	1,962,660,875
Financial assets at fair value through profit and loss	-	-	-	-	-
Government securities	-	84,134,914	84,134,914	-	84,134,914
Corporate securities	-	26,365,059	26,365,059	-	26,365,059
Trusts	-	241,829,350	241,829,350	-	241,829,350
Shares	-	64,874,334	64,874,334	-	64,874,334
Investment funds	-	123,234,870	123,234,870	-	123,234,870
Cash and cash equivalents	105,692,536	50,954,465	156,647,001	-	156,647,001
Total	1,795,982,633	591,392,992	2,387,375,625	272,370,778	2,659,746,403

Liabilities
Trade and other liabilities	3,918,260,834	-	3,918,260,834	-	3,918,260,834
Borrowings	3,009,399,997	-	3,009,399,997	-	3,009,399,997
Total	6,927,660,831	-	6,927,660,831	-	6,927,660,831

The categories of financial instruments have been determined according to IFRS 9 “Financial Instruments”.

The revenue, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	298,361,710	39,268,427	337,630,137	-	337,630,137
Interest expense	(753,181,891)	-	(753,181,891)	(40,861,761)	(794,043,652)
Foreign exchange, net	(848,467,271)	116,878,477	(731,588,794)	(4,131,669)	(735,720,463)
Results from financial instruments at fair value	2,277,047	293,577,790	295,854,837	-	295,854,837
Other financial results	(90,798,628)	58,220	(90,740,408)	(1,869,355)	(92,609,763)
Total	(1,391,809,033)	449,782,914	(942,026,119)	(46,862,785)	(988,888,904)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38:  (Continuation)

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	111,057,340	32,206,502	143,263,842	-	143,263,842
Interest expense	(458,260,985)	-	(458,260,985)	(30,209,250)	(488,470,235)
Foreign exchange, net	(396,144,380)	47,931,507	(348,212,873)	3,590,550	(344,622,323)
Results from financial instruments at fair value	-	191,938,160	191,938,160	-	191,938,160
Other financial results	(64,293,565)	-	(64,293,565)	503,927	(63,789,638)
Total	(807,641,590)	272,076,169	(535,565,421)	(26,114,773)	(561,680,194)

NOTE 39: CONTINGENCIES

39.1              CTG

Legal proceeding with DESA

At the date of these consolidated financial statements, CTG is a defendant in a proceeding brought by DESA. The complaint seeks to enforce the performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract. On December 30, 2011, judgment was rendered partially upholding the complaint, and CTG was sentenced to pay the money differences resulting from the settlement of fees for the challenged periods as requested by the plaintiff, and dismissing the plaintiff’s claim regarding the recognition of fees after its termination. It should be pointed out that the plaintiff has not determined the amount in its complaint. CTG and DESA appealed the judgment.

On May 21, 2013, the Federal Chamber of Appeals in Commercial Matters (the “Cámara”)  passed a final judgment totally revoking the first-instance decision, that is: (i) it dismissed the request for payment of differences in the 2006/2007 fees settlement; (ii) it sustained the request for the continuation of the contract, ordering CTG to pay DESA fees for the whole life of the contract between CTG and CEMSA, for which liquidation should practice. Furthermore, it modified the attribution of court costs assessed in the previous judgment by establishing that court fees corresponding to both procedural stages would be borne in the following proportion: 60% by CTG and the remaining 40% by the plaintiff.

On May 24, 2013, CTG filed a request for clarification as regards item (ii) of the previous paragraph, since the judgment stated that “fees apply to the whole life of the contract between CTG and CEMSA”, requesting the Court to clarify that the plaintiff’s fees refer exclusively to the contract effective as from May 1, 2007, and does not comprise any other contract which may have been entered into between CTG and CEMSA.

On May 30, 2013, Panel C held as follows: “Since it is sufficiently clear that the judgment refers to the contract entered into between CTG and CEMSA on May 1, 2007, the motion for clarification filed by the defendant should be dismissed”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

It should be pointed out that the previously mentioned Contract had a very specific operation in view of the dispatch conditions of the Argentine Interconnection System —SADI— and the Contract's administration procedure by the Republic of Argentina’s OED based on the applicable regulations in force at that time. Therefore, between May 1, 2007 and October 31, 2007 the contract only allowed CEMSA to support exports to the Eastern Republic of Uruguay for 8 days.

In view of this, on November 7, 2007 CTG and CEMSA agreed to cancel the Commercialization Agreement for 150 MW to support exports to the Eastern Republic of Uruguay and with retroactive effects to May 8, 2007, and entered into a new Marketing Agreement for 150 MW to support exports to the Eastern Republic of Uruguay for the September 1, 2007 – October 31, 2009 period.

In furtherance of the Chamber of Appeals’ decision, CTG has drawn up and submitted the settlement for the May 1-August 30, 2007 period in the amount of Ps. 59,998.

The plaintiff challenged this settlement, suggesting it should amount to approximately Ps. 25 million and, consequently, filed a motion requesting that CTG should make a new settlement.

On October 10, 2013, the judge hearing the case disallowed the challenge filed by the plaintiff and sustained CTG’s settlement. Once this decision becomes final and conclusive judgment, CTG will pay the previously mentioned amount.

The plaintiff appealed the decision and, consequently, the Chamber of Appeals will decide whether to confirm the approved settlement or to provide for a new one.

At the date of issuance of these financial statements, CTG has not yet been notified of the elevation of the case to the Chamber.

As of December 31, 2013, a provision in the amount of Ps 4.5 million is recorded regarding this lawsuit. Despite the ruling was favorable to CTG, taking into consideration that there have been totally contradicting decisions during the course of the proceeding, CTG’s Management deems it prudent not to modify the recorded provision until the settlement is finally and conclusively approved.

39.2              CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A.  and Engineering Projects (collectively "the Contractor")

In 2007, CTLL held various agreements to expand its generating plant through the provision and installation of three heat recovery boilers and TV to convert the simple cycle plant in a CC system. For this, dated September 6, 2007 CTLL signed (i) a contract for turnkey construction (the "Construction Contract") with the Contractor, and (ii) a contract for the supply of materials, equipment and spare parts abroad in connection with the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 19 million;

(iii)      The payment of the last contractual milestone, which had received a discount by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a whole redress of the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on CTLL (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two guarantee insurance.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. The next procedural stage will be the hearing of witnesses and expert witnesses, which is contemplated to take place in March, 2014.

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the MEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

The TV Unit has been repaired and is commercially operative since last June 13.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Claim for compensation to insurance companies

As regards this last accident, CTLL has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. The amount charged by CTLL corresponding to business interruption and property damage amounted to US$ 43.7 million.

Due to the specificities of the accident, CTLL notified the ES and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of Agreement No. 220, and, therefore, unavailability penalties should not apply as a result of such event.

Even though CTLL has submitted evidence of the existence of a Force Majeure event to the ES and CAMMESA, CAMMESA rejected such request and included unavailability penalties resulting from such Force Majeure event in the economic transaction documents (“ETD”) from November, 2012 to June, 2013. In response to that, CTLL has requested CAMMESA its rectification and has made new filings with the ES so that it should grant a decision on this issue (which has not occurred as at the date hereof).

As a result of the application by CAMMESA of the unavailability penalties during the whole stated period and although the legal subrogation of rights set forth by Section 80 of Insurance Law No. 17,418 has fully operated, CTLL and the insurance companies have agreed the following regarding the penalties imposed on CTLL:

(i)              that CTLL should continue the procedure for the recovery of the penalties before the competent authorities;

(ii)            that should the ES sustain CTLL’s request and order CAMMESA to return the amounts debited as penalties, CTLL undertakes to reimburse those amounts to the insurance companies pro rata to the penalties compensated by the insurance companies;

(iii)           that in case the Force Majeure claim is rejected by the ES, CTLL and the insurance companies should mutually agree on the course of action to follow to properly safeguard their corresponding rights;

(iv)          that CTLL undertakes to make available to the insurance companies all commercial and/or any other kind of documents issued by CAMMESA regarding its receivables so that they can exercise the controls they may deem appropriate regarding the collection of penalties through any means.

Economic Recognition

On March 30, 2011 CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL an economic recognition, which would be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

In view of the progress of the different stages of the arbitration proceeding and the recent filing of the statement of legal grounds of the complaint by the Contractor and the answer filed by CTLL, which allowed CTLL to get to know the merits of the claims, expert legal counselors consider that the Contractor’s arbitration claim for the payment of the last contractual milestone and the nullity of the recognition are highly unlikely to succeed. Therefore, even though the Provisional Reception of the Works required by the specific Agreements has not taken place, as at December 31, 2013, CTLL recorded as income the economic recognition granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million, and it has offset the liabilities recorded for the last payment milestone under the agreements for the same amount.

Sales Tax

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Law No. 15,336. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial sales tax.

As at December 31, 2013, a provision is held for the sales tax liability that would have been determined for the April – December 2013 period, in case the electric power-derived income had been taxed, for a total amount of Ps. 41.1 million, including compensatory interest.

39.3              PESA and subsidiaries

Tax refund claim

The Company and CPB have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008, 2009 and 2002, respectively.  This claim seeks the refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011 and 2012 and advance tax for the fiscal year 2013, based on the decision by the CSJN in “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax for the fiscal years 2010, 2011 and 2012, and tax advances for the fiscal period 2013.

For the presentations on the 2010 and 2011 fiscal years, the Court seized of in the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

At the date of issuance of these financial statements, the presiding judge has not ruled on the precautionary measures for the fiscal period 2012 or on the merits.

As at December 31, 2013 and 2012, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of Ps. 122.4 million and Ps. 90.6 million, respectively, including compensatory interest.

On August 2, 2013, Edenor decided to adhere to the easy payment plan established by AFIP General Resolution No. 3451/13, for an amount of Ps. 47 million relating to the minimum notional income tax for fiscal year 2011 (principal plus interest accrued through the date on which Edenor adhered to the plan). As a consequence of Edenor’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013. Additionally, on August 23, 2013, Edenor abandoned the petition for a declaratory judgment proceeding it had filed against the AFIP.

39.4              HINISA and HIDISA

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax corresponding to fiscal year 2012 by applying the inflation adjustment mechanism, especially the provisions of Title VI of the Income Tax Law and the provisions on inflation adjustment for the amortization of intangible assets of Section 81.f of this Law and Section 128 of its Regulatory Decree, using to such effect the IPIM published by the National Institute of Statistics and Censuses based on its similarity with the parameters put forward in re “Candy S.A.” solved by the CSJN in which sentence on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of December 31, 2013 and until this issue is finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liability that would have been determined assessable for the fiscal year 2012 in case the inflation adjustment has not been deducted. This provision amounts to Ps. 24.9 million, including compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

39.5              CPB

As regards the Argentine Federal Administration of Public Income (AFIP)’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of Ps. 15.2 million, which will be paid up in 120 monthly installments.

39.6              Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts, have been provisioned and as of December 31, 2012 amount to Ps. 91.4 million.

The most significant legal actions in which Edenor is a party involved are detailed below:

Legal action brought by the National Ombudsman

i)      Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Procedural stage of the proceedings: on December 7, 2009, Edenor filed an appeal to the CSJN concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs Federal Government – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTIONS No. 1196/08 and 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters no. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. The precautionary measure continues to be in force until the decision is final.

iii)   Amount: undetermined

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s Management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

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

ii)     Procedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case approved the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued.

iii)   Amount: undetermined

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Consumidores Financieros Asociación civil para su defensa

i)      Purpose:

-  Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept FNEE on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

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

ii)     Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

iii)   Amount: undetermined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the proceedings will not be terminated in 2014

Legal action brought by Unión de Usuarios y Consumidores

i)      Purpose:

-  that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-  that Resolution 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of the Company.

-  Edenor be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-  that the reimbursement be implemented through a credit in favor of customers.

ii)     Amount: undetermined.

iii)   Procedural stage of the proceedings: By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal which was granted on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

iv)   Conclusion: No provision has been recorded in connection with this claim inasmuch as a final judgment in favor of Edenor has been rendered.

Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

i)      Purpose: The judicial annulment of ENRE Resolution that established the following:

-  Edenor be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

-  Edenor be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution 905/1999 of the ENRE.

-  -Edenor customers be paid as compensation for the power cuts suffered the following amounts: Ps. 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 to those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: Ps. 22.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iii)   Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal with the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, Edenor filed an ordinary appeal with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by Edenor

iv)   Conclusion: At the closing date of the year ended December 31, 2013, the provision recorded by Edenor for principal and interest accrued amounts to Ps. 34.9 million. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)      Purpose: By this action, Edenor challenges ENRE’s resolution pursuant to which

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

-  Edenor is to pay a compensation to each T1R who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenor.

iv)   Conclusion: At the closing date of the year ended December 31, 2013, the provision recorded by Edenor for penalties and compensations amounts Ps. 16.7 million. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3, provide it with the proceedings “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, in the case brought for breach of contract”. As of to date, the Court has not received the requested file.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iv)   Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as Edenor believes that there exist solid arguments for them to be considered inadmissible, based on both that which has been previously mentioned and the opinion of its legal advisors. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013,Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerck’s Office No. 22.

i)      Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)     Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant.

NOTE 40: EDENOR’S LEASES

a.   As lessee

The characteristics common to this kind of leases are the following: The value of the royalty (periodical payment) is defined as a fixed amount; there are no call option or renewal clauses (except in the case of the lease of the Center for Energy Switching and Transformation, which has an automatic renewal clause for the term if ots contract); and there are certain prohibitions, including: The transfer or sublease of the building, changes in its intended use, and/or performance of any kind of modifications in the building. All operating lease agreements include a termination clause and terms ranging between 2 and 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 40: (Continuation)

At December 31, 2013 and 2012, future minimum payments with respect to operating leases are as follow:

	12.31.2013	12.31.2012
2011	-	-
2012	-	-
2013	-	16,653,000
2014	21,046,000	17,006,000
2015	10,998,000	9,657,000
2016	4,943,000	4,943,000
2017	4,752,000	4,753,000
2018	147,000	147,000
2019	147,000	-
Total future minimum payments	42,033,000	53,159,000

Total expenses associated with operating leases for the fiscal years ended December 31, 2013 and 2012 amount to Ps. 19.8 million and Ps. 14.7 respectively.

b.   As lessor

The Company has entered into lease agreements defined as operating leases with certain cable television companies, to which it has granted the right to use network posts. Most of these contracts have an automatic renewal clause.

As of December 31, 2013 and 2012, future minimum collections regarding operating leases are those detailed below:

	12.31.2013	12.31.2012
2011
2012
2013	-	42,817,000
2014	51,620,297	3,299,000
2015	48,022,824	146,000
2016	27,846	-
Total future minimum collections	99,670,967	46,262,000

Total income associated with operating leases for the fiscal years ended December 31, 2013 and 2012 amount to Ps. 41.5 million and Ps. 34.7 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 41: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal period(s).

NOTE 42: SHARE BASED PAYMENTS

In concordance to with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 8, 2009 and the report of the Company’s Audit Committee, on April 16, 2009 the Company and some of its Executives entered into an amendment to the original Opportunities Assignment Agreement (signed on September 27, 2006) which extended the term of the Agreement by five years until September 27, 2014. Therefore, on that date the Company signed with each of the relevant executives a third agreement amending certain terms of the Contracts, including the date of acquisition of the right to exercise the Warrants and their exercise price, which was set at US$ 0.27 per warrant. According to the terms agreed in such amendment, one-fifth of each Warrant will be accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

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

During the fiscal year ended December 31, 2013, the Company recognized Ps. 8.9 as Warrants cost. As of December 31, 2013 the equity reserve amounts to Ps. 259.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2013		12.31.2012		12.31.2011
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-	-	-
Excercised	-	-	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27	381,548,564	0.27

The Warrants have the following maturity dates and exercise prices:

		Warrants
Expiration	Price of the year (U$S)	12.31.2013	12.31.2012	12.31.2011
26.04.2024	0.27	111,500,000	111,500,000	111,500,000
26.04.2024	0.27	150,000,000	150,000,000	150,000,000
26.04.2024	0.27	120,048,564	120,048,564	120,048,564

NOTE 43: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

43.1 Generation

During the years ended December 31, 2013 and 2012, CPB has recorded significant net and operating losses, and its working capital and liquidity levels remain negatively affected. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment and, consequently, limiting the production capacity of the generating units, which during this fiscal year have worked, on average, at about 60% of their rated power.

As of December 31, 2013, CPB’s working capital was negative in the amount of Ps. 80.7 million. It should be pointed out that CPB registers the following in borrowings: (i) CAMMESA’s financing under ES Note No. 6157/10 in the amount of Ps. 34.8 million (out of which Ps. 24.2 million is current), which is payable by the WEM; and (ii) CAMMESA’s financing under ES Resolution No. 146/02 in the amount of Ps. 45 million (out of which Ps. 32.1 million is current), the terms are expected to be renegotiated in order to alleviate CPB’s current financial situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Furthermore, as of December 31, 2013, CPB has a Ps. 42.2 million deficit in equity; therefore, it meets one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550. CPB’s Board of Directors and shareholders continue analyzing different scenarios and possibilities to moderate or minimize the negative impact of the company’s situation and to be able to continue operating as an on-going business; however, the key aspect is still being able to generate the resources necessary to afford the capital investments necessary to fully recover the plant’s operating capacity and, on that basis, begin to generate cash flows once again allowing it to reverse its current deficit.

Despite the additional cash inflows from the financing granted by CAMMESA pursuant to ES Resolution No. 146/02, which allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30, these flows have been insufficient in the light of the important technical difficulties still faced by both units.

Specifically, CPB does not have sufficient funds to begin the major maintenance tasks in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance tasks scheduled for early 2014. It should be pointed out that if the necessary funds are obtained, maintenance works will initially have a negative impact on the CPB’s operating cash flows, since these tasks will prevent the plant from generating power during a period of approximately six months.

According to CPB’s Management estimates, the new remuneration scheme implemented through ES Resolution No. 95/13 —even within a scenario of maximum availability of CPB’s units— would not allow to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period.

It should be pointed out that remunerative values fixed by Resolution No. 95/13 should be updated in the short term to cover the staff’s current costs and maintenance minimum costs. Additionally, is necessary that CPB should be able to access to a financing to be able to generate the resources necessary to make capital investments which have been postponed as a result of such deterioration and which are deemed essential to reach and maintain the plant’s operating capacity under normal availability conditions.

Additionally, ES Resolution No. 95/13 does not define a methodology to update remunerative values allowing for staff, hired services and spare parts’ cost variations. As at the issuance hereof, CPB's management is unaware of any possible updating of the remunerative values set by this resolution during 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

The execution of such measures is uncertain, not only regarding to terms but also to their final instrumentation. Since the uncertainty conditions during the previous year continued in the current fiscal period, if in the following months CPB does not obtain any financing mechanism from CAMMESA to cover the constant cost increases and the necessary capital investments, there is a significant risk that such situation may have a substantially adverse effect on CPB’s operations which may lead to a liabilities’ renegotiation process.

Taking into consideration that the actual implementation of the measures projected to revert the evidenced negative trend depends, among other factors, on the occurrence of certain events which are out of CPB’s control, such as obtaining financing from CAMMESA under the same or similar conditions to those received under ES Notes No. 6157/10 and 7375/10 during 2010 and 2011, CPB’s Board of Directors understands that there is a substantial doubt regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations or not be able to meet expectations regarding salary increases or third-party costs.

Despite that, CPB has prepared its financial statements using the accounting principles applicable to an on-going business, assuming that CPB will continue operating on a normal basis and, therefore, these financial statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

The subsidiary CPB represents about 1% of the Group’s assets and approximately 7% of the income from the Group’s revenues. Additionally, the Company’s management considers that the uncertainty regarding its subsidiary CPB does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: (i) There is no financial dependence on CPB, as this subsidiary has not paid it any dividends since its acquisition date in 2007; (ii) As from the termination of the management agreement between the Company and CPB on November, 2012, there are no longer any significant balances or transactions between them; (iii) The Company is not contractually obliged to provide financial assistance to CPB.

43.2 Transmission

Citelec estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener y Transba will continue deteriorating.

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

As regards to the participation in the joint venture Citelec, that company has made its projections in order to assess the recoverable value of its non-current assets based on its estimates on the final outcome of the tariff adjustments requested by its controlled companies Transener and Transba.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

43.3 Distribution

In the fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its MMC, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led Edenor to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through Resolution No. 250/13, Edenor turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that Edenor’s operating and net results for the year being reported were also negative prior to applying SE Resolution No. 250/13), but also does not allow for the regularization of the cash flows Edenor needs to provide the public service and make the totality of the investments.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the ES has issued the previously described Resolution No. 250/13, pursuant to which the higher costs were partially recognized. However, such revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of Edenor’s rights was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the MEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No.  1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

In this framework, and considering both the above-described situation and the negative equity reported in Edenor’s Financial Statements for the interim period ended March 31, 2013, during the year the ES issued Resolution No. 250/13, published in the on May 15, 2013, and SE Note No. 6852/13, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which Edenor is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

In this manner, the ES, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that Edenor tried to rectify with the filing of the action for the protection of its rights. This solution, in addition to the requirement imposed by the ES through Resolution No. 250/13, led Edenor to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action.

Consequently, these financial statements include the effects of such regulations, which resulted mainly in Edenor recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Although the effects of these regulations are a significant step towards the recovery of Edenor’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying ES Resolution No.  250/13 and ES Note No. 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the describes offsetting mechanism is to be authorized by the ES.

In spite of the above-mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by Resolution No. 250/13 and SE Note No. 6852/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the ES has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption and the assignment of secured receivables with CAMMESA. Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Although the subsidiary Edenor represents approximately 58% of the Group's assets and approximately 64% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

NOTE 44: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Acquisition of a non-controlling interest in EDENOR

During the year 2013, PISA has sold in various market transactions 776,789 Edenor ADRs (equivalent to 15,535,720 shares).

As of December 31, 2013, PISA holds 14 Class B common shares issued by Edenor and 973,190 ADRs (equivalent to 19,463,800 shares), equivalent to a 2.17% interest in Edenor´s common stock.

As of December 31, 2011 PISA holds 14 Class B common shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to a 3.9% interest in Edenor´s common stock.

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

NOTE 45: PARTNERHIP WITH YPF FOR THE PRODUCTION START-UP OF RINCÓN DEL MANGRULLO AREA

On November 6, PEPASA entered into an investment agreement with YPF S.A. (the “Agreement”) whereby it undertook to invest US$ 151.1 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area (the “Area”), in the Province of Neuquén, corresponding to the Mulichincho formation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 45: (Continuation)

This Agreement is made up of 2 compulsory phases During the first one, PEPASA has undertaken to invest up to US$ 1,5 in 3D seismic studies and US$ 80 millon in drilling, completion and start up of approximately 17 wells. Besides, YPF agreed to invest in the construction of a treatment plant and gas conditioning and a pipeline of approximately 55 km and the drilling, completion and putting into production of 17 additional wells.

This first phase of investment would be made within 12 months since the signing of the investment agreement and it is that each well would have and estimated cost of US$ 5 million.

After the conclusion of the investment’s first phase, PEPASA may opt to continue with a second phase for an amount of up to US$ 70 million in the drilling of 15 wells in any area. Once the two compulsory phases are finished, the parties will make the necessary investments for the future development of the area based on their respective interests.

NOTE 46: RESTRUCTURING OF CIESA’S DEBT

On May 10, 2011, the Company and its subsidiaries PISA and IAI (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”).

Also, to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

On May 17, 2011, the parties to the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA. The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (CNDC) on May 19, 2011. On October 5, 2011, the agreement was approved by ENARGAS, whereas approval by the CNDC was still pending as at the date hereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 46: (Continuation)

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 47 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201.5 million plus US$ 138.1million interest corresponding to corporate bonds with a face value of US$ 199.6 million issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 87 million, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended. Also, result of the Agreement, the Company has recognized a liability with Petrobras in the amount of up to Ps. 34.1 million in partial compensation for the additional costs of restructuring on the scheme agreed between Petrobras and the Company in the fourth opportunity to subscribe amendment on May 17, 2011. The disbursement of the obligation occurred in the month of May 2013.

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of these assets.

NOTE 47: ACQUISITION OF RIGHTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 48: PEPASA’S CAPITAL STOCK INCREASE

On October 15, 2013, PEPASA called for an Extraordinary General Meeting of Shareholders, scheduled for November 6, 2013, so as to discuss a capital stock increase of up to 59.7 new common shares in book-entry form with a face value of Ps. 1 each and each granting the right to one vote to be publicly offered for subscription in Argentina in order to consolidate its financial condition to facilitate access to the financial markets and perform the investments foreseen by PEPASA pursuant to the business plan for the exploration and exploitation of hydrocarbons.

The Company’s Board of Directors has resolved to assign its preemptive rights for PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. as at October 15, 2013.

This decision form the Board of Directors will allow the shareholders aforementioned to directly participate in the development of the hydrocarbon business in the country, which offers outstanding growth opportunities.

On November 6, PEPASA’s Extraordinary General Meeting of Shareholders approved the above-mentioned capital stock increase and the public offering within the country of the shares to be issued pursuant thereto, as well as the request for authorization of the corresponding public offering before the CNV and BCBA.

On January 8, 2014, the Company shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. Therefore, as all the new shares have been placed, PEPASA has not offered new shares to the investing public. Ownership of the Company was reduced to 50%.

On January 13, 2014, the new shares were actually paid in for a total amount of Ps. 100 million.

NOTE 49: DISTRIBUTION WORKS

a. Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the ES, through Resolution No.1875 dated December 5, 2005, established that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07, will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution No. 1/03, which will act as the link among CAMMESA (Edenor in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 49: (Continuation)

From the date of the project, the amount transferred to CAMMESA by Edenor as from the commencement date of the project, through contributions in cash, supplies and services totals Ps. 45.8 million. The adjusting entry of these funds has been recognized by Edenor as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the ES and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as FOTAE, Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

In summary, at the date of these Consolidated Financial Statements:

-            Edenor, as agreed, has made contributions to CAMMESA for an amount of Ps. 45.8 million.

-            Up to date, Edenor has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works.

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were brought into service. Edenor and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, at December 31, 2013, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of Ps. 85.2 million, Ps. 48.9 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of Current Liabilities.

Edenor is still awaiting the ES’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof. Based on such definitions, Edenor will make the necessary adjustments to the recordings made up to now and described in this note.

b. Construction works - San Miguel and San Martín Transformer Centers

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 49: (Continuation)

Negotiations are currently being held concerning the assignment to Edenor of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. At December 31, 2013, Edenor continues to recognize liabilities for this concept in the deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

c. Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, Edenor and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to Ps. 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to Ps. 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by Edenor.

The financed amount of Ps. 54.4 million will be reimbursed by Edenor in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2013, Edenor received disbursements for Ps. 20 million which are recognized as Non-current trade payables – Customer contributions.

At the completion of the works, the portion borne by the Federal Government will be recognized as Non-refundable customer contributions.

Edenor collected the first installment, in the amount of Ps. 19.8 million, on January 30, 2014.

NOTE 50: WORKING CAPITAL DEFICIT

As of December 31, 2013, the working capital of certain subsidiaries was negative, amounting to Ps. 1,749.2 million. This deficit has been generated mainly in the distribution segment through its indirect subsidiary Edenor, which as at the date of these financial statements had a working capital deficit amounting to Ps. 1,414.1 million, and in the generation segment through the subsidiary CPB, which kept a working capital deficit in the amount of Ps. 80.7 million as a result of its current economic and financial situation, which is detailed in Note 43.

NOTE 51: BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 51: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 51: (Continuation)

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest are as follow:

Valor razonable
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 52: SUBSEQUENT EVENTS

52.1 Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 14, 2014, on March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of Ps. 60.1 million accruing interest at the Private Badlar rate plus a 500 basis points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds will be wholly allocated to the refinancing of liabilities.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for Ps. 1.8 million and Ps. 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the result of the issuance of Class 5 Corporate Bonds, net of placement commissions, resulted in a net inflow of funds amounting to approximately Ps. 1.4 million.

52.2 Trustfund – Repurchase of Edenor’s Corporate Bonds

From January 1, 2014 and until the date of issuance of these financial statements, the trust mentioned in Note 19 has repurchased at market prices the "Class 9 Corporate Bonds at par fixed rate" due in 2022, for an amount of up to U$S 16.5 million nominal value.

52.3 Legal proceeding with DESA

On April 15, 2014, CTG and DESASA reached an agreement pursuant to which, CTG paid DESA an amount of Ps. 18.8 million and DESA withdrew any proceeding involving CTG in this respect.

52.4 Financing Cammesa II

CPB submitted to CAMMESA the full crediting of the disbursements and informed of the conclusion of the work, thus triggering the repayment of the loan. In this respect, CPB requested an adjustment in the repayment mechanism timely agreed in the loan agreement on account of the regulatory changes effective as from the passing of ES Resolution No. 95/13 issued in the month of March, 2013 and its implementing notes, specifically ES Note No. 2053/13.

Additionally, CPB put forward to CAMMESA that the debt should be offset with the unpaid receivables on account of the application of Section 4.c of ES Resolution No. 406/03 or the LVFVDs corresponding to the January 2008-December 2012 period, including accrued interest, issued in favor of CPB.

Through Note B-83236-1, CAMMESA requested the approval of the offset by the ES, which was granted through ES Note No. 210.

In order to perfect such offset, CAMMESA requested CPB to assign these receivables in its favor. In furtherance of this request, on April 15, 2014, through CPB LegR Note No. 12/14, CPB informed of the assignment of the unpaid LVFVDs corresponding to the above-mentioned period to the Stabilization Fund, including interest accrued as at the offset date, until the concurrence of said receivables with the outstanding debt resulting from this financing as at the same date.

CPB Note required that, once the assignment has been perfected through the issuance by CAMMESA of the applicable commercial documents, all securities provided for in the Loan Agreement should be released.

As of the date of these financial statements, the applicable commercial documents, which are a requirement for the perfection of the offset, have not been issued yet.

However, it is estimated that if the transaction is perfected, the Company will have to recognize a gain of approximately Ps. 40 million before taxes as a result of the modification of the value recoverable from the receivables subject-matter of the offset.

52.5 New Generation Project

At the request of the ES, several negotiations have been held with different generating agents -including the Company- to establish the conditions necessary for an increase in the thermal generation availability through new generation.

Investments would be financed through the collection by the generating agents of the following receivables: i) LVFVDs issued on account of the application of Section 4.c of ES Resolution No. 406/03 and not committed under other agreements entered into with the ES and/or CAMMESA; and b) receivables under the Additional Remuneration to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13.

During this negotiation process, the Company is analyzing different new generation projects to submit to the consideration of the ES.