Form 20-F
period 2014-12-31
Pampa Energy Inc.
filed 2015-05-12
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of principal executive offices)

Gerardo Paz

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

1,314,310,895 shares of common stock, par value Ps. 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

☐ Item 17	☐Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	7
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
	Selected Financial Data	7
	Exchange Rates	10
	Risk Factors	11
Item 4.	Information on the Company	42
	History and Development of the Company	42
	Our Business	42
	The Argentine Electricity Sector	92
Item 4A.	Unresolved Staff Comments	118
Item 5.	Operating and Financial Review and Prospects	118
Item 6.	Directors, Senior Management and Employees	185
Item 7.	Major Shareholders and Related Party Transactions	199
Item 8.	Financial Information	201
	Consolidated Financial Statements	201
	Legal Proceedings	201
	Dividends	210
Item 9.	The Offer and Listing	211
	Trading History	211
	The Argentine Securities Market	213
Item 10.	Additional Information	216
	Memorandum and Articles of Association	216
	Material Contracts	216
	Exchange Controls	216
	Taxation	224
	Dividends and Paying Agents	228
	Documents on Display	229
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	230
Item 12.	Description of Securities Other than Equity Securities	235
	Description of American Depositary Shares	235

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	237
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	237
Item 15.	Controls and Procedures	237
Item 16A.	Audit Committee Financial Expert	238
Item 16B.	Code of Ethics	238
Item 16C.	Principal Accountant Fees and Services	238
Item 16D.	Exemptions from the Listing Standards for Audit Committees	239
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	239
Item 16F.	Change in Registrant’s Certifying Accountant	239
Item 16G.	Corporate Governance	240
Item 16 H.	Mine Safety Disclosure	245

PART III
Item 17.	Financial Statements	246
Item 18.	Financial Statements	246
Item 19.	Exhibits	246
	Index to Financial Statements	F1

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, and the notes thereto (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report. Specially, with respect to Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“ Transener”) and Transportadora de Gas del Sur S.A. (“TGS”), given that the stake in such companies constitutes an interest in a joint venture and associate, respectively, they are not consolidated and they are valued according to the equity method of accounting in the Consolidated Financial Statements.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). This annual report along with the Consolidated Financial Statement included herein have been approved by resolution of the Board of Directors’ meeting of the Company held on May 11, 2015.

Significant Acquisitions

We started acquiring our principal generation, transmission, distribution and other core assets in 2006. Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003. Accordingly, prior to the second half of 2006, we had no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our significant acquisitions.

Our significant acquisitions include Electricidad Argentina S.A. (“EASA”) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”); Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Central Piedra Buena S.A. (“Piedra Buena” or “CPB”) generation facilities; the assets comprising Central Térmica Loma de la Lata S.A. (“Loma de la Lata” or “CTLL”) in May 2007; Pampa Inversiones S.A. (“PISA” or “Pampa Inversiones”) in January 2007; a direct interest in Central Térmica Güemes S.A. (“Güemes” or “CTG”); a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (under the company Hidroeléctrica los Nihuiles S.A. (“HINISA”)) and Hidroeléctrica Diamante (under the company Hidroeléctrica Diamante S.A. (“HIDISA”)), respectively, a direct interest in Petrolera Pampa S.A. (“Petrolera Pampa”) in February 2009; and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Transener.

Recent Developments

Loma de la Lata’s 2014 Expansion Project

In September 2014, the Argentine Government, through the Secretaría de Energía (the “Secretariat of Energy” or the “SE”), and the leading companies of the Argentine energy sector (including Loma de la Lata, CPB, CTG, HIDISA, HINISA and Emdersa Generación Salta S.A. (now merged into CTG) (“EGSSA”)), executed the Agreement for the increase of Thermal Generation Availability between the Secretariat of Energy and the Generators (“Acuerdo para el Incremento de Disponibilidad de Generación Térmica entre la Secretaría de Energía de la Nación y los Generadores”) (the “2014 Thermal Generation Expansion Agreement”) for the expansion of the total thermal generation capacity in Argentina.  The 2014 Thermal Generation Expansion Agreement contemplates the execution of individual agreements between the Secretariat of Energy and each generation company (and its affiliates) to provide for the specific terms and conditions for the execution of new generation projects.

On October 27, 2014, Loma de la Lata, CPB, CTG, HIDISA, HINISA and EGSSA (now merged into CTG) (collectively, “Pampa’s Generators”) executed the Specific Conditions for the Agreement for the Increase of Thermal Generation Availability between the Secretariat of Energy and the Pampa Generators (“Condiciones Particulares del Acuerdo para el Incremento de Disponibilidad de Generación Térmica entre la Secretaría de Energía y Generadoras Pampa”) (the “Specific Conditions” and, together with the 2014 Thermal Generation Expansion Agreement, the “2014 Expansion Agreements”).

Under the 2014 Expansion Agreements, subject to the satisfaction of certain conditions precedent provided in the Specific Conditions (including the execution of a WEM Supply Agreement under SE Resolution No. 220/2007), Pampa’s Generators agreed to expand the generating capacity of Loma de la Lata by 115 MW through the installation of a new aero-derivative gas-fired turbine generator (100 MW) and two gas-powered motor-generators (15 MW) (the “Loma de la Lata 2014 Expansion Project”).

The remuneration scheme for the Loma de la Lata 2014 Expansion Project includes a WEM Supply Agreement under SE Resolution No. 220/2007 and the scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended.

As of the date of this annual report, Loma de la Lata is negotiating with Compañía Administradora del Mercado Mayorísta Eléctrico (“CAMMESA”) the WEM Supply Agreement under SE Resolution No. 220/2007.  Therefore, such condition precedent for the execution of the Loma de la Lata 2014 Expansion Project provided in the Specific Conditions has not been met yet. For further information please see “Item4. - Our Business – Generation Business – Loma de la Lata – Loma de la Lata’s 2014 Expansion Project.”

Functional and Presentation Currency

The Company and almost all of its subsidiaries keep their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency and also the presentation currency incorporated in the Consolidated Financial Statements. Our subsidiary PISA, however, maintains its accounting records and prepares its financial statements in Uruguayan Pesos but its functional currency is Argentine Pesos. Our Consolidated Financial Statements include the results of this subsidiary translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates, and revenue and expense accounts are translated at average exchange rates for the year. Certain financial information contained in this annual report has been presented in U.S. Dollars (See “Exchange rate” below).

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments.  Accordingly, certain totals may therefore not precisely equal the sum of the numbers presented.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2014, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2014 of U.S. $1.00 = Ps. 8.551, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  On May 8, 2015, the exchange rate was Ps. 8.928 , to U.S.$ 1.  As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information-Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.- Risk Factors,” “Item 4.- Our Business” and “Item5.- Operating and Financial Review and Prospects.”  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

•         other risks factors discussed under “Item 3.  Risk Factors.”

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

Item 2. Offer Statistics and Expected Timetable

                        Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the four-year period ended December 31, 2014. The selected consolidated statement of comprehensive income (loss) and statement of cash flow data for the years ended December 31, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position as of December 31, 2014 and December 31, 2013 have been prepared in accordance with IFRS as issued by the IASB and, with the exception of the financial data as of December 31, 2011 and 2012, have been derived from our Consolidated Financial Statements included elsewhere in this annual report.  The financial data as of December 31, 2011 and 2012, is derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.  We have not included selected financial data as of and for the year ended December 31, 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011.  Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the year ended December 31, 2010 and therefore are unable to present selected financial data in accordance with IFRS for this period without unreasonable effort and expense.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	At December 31,
	2014	2014	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	26,690,377	226,894,893	188,644,285	192,315,761	222,219,616
Investments in associates	15,665,167	133,169,584	134,774,654	132,546,155	130,251,204
Property, plant and equipment	1,084,354,779	9,218,099,975	6,902,661,359	6,019,372,559	5,847,071,944
Intangible assets	102,621,350	872,384,099	901,846,313	1,798,492,198	1,791,802,004
Biological assets	222,854	1,894,481	1,935,296	1,976,109	1,935,511
Financial assets at fair value through profit and loss	113,282,315	963,012,962	432,729,855	303,792,067	553,768,412
Deferred tax asset	11,020,105	93,681,916	63,214,262	87,532,301	116,574,172
Trade and other receivables	112,321,244	954,842,893	366,685,679	421,117,506	342,191,671
Total non-current assets	1,466,178,191	12,463,980,803	8,992,491,703	8,957,144,656	9,005,814,534
Current assets:
Infrastructure under construction	-	-	-	84,465,694	45,504,000
Biological assets	23,347	198,470	564,431	497,255	99,003
Inventories	15,947,637	135,570,860	114,615,289	107,342,562	60,421,699
Financial assets at fair value through profit and loss	120,994,839	1,028,577,127	844,259,368	236,646,460	172,193,934
Trade and other receivables	340,764,046	2,896,835,156	2,256,967,076	1,541,543,369	1,373,557,822
Cash and cash equivalents	39,434,667	335,234,106	341,668,865	156,647,001	245,623,669
Total current assets	517,164,536	4,396,415,719	3,558,075,029	2,127,142,341	1,898,715,834
Assets classified as held for sale	-	-	11,987,500	235,196,934	1,183,952,808
Total assets	1,983,342,727	16,860,396,522	12,562,554,232	11,319,483,931	12,088,483,176
Shareholders´ equity
Share capital	154,606,622	1,314,310,895	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital	40,346,415	342,984,871	263,489,911	1,018,352,216	1,536,759,469
Legal reserve	1,682,648	14,304,190	-	-	27,396,793
Voluntary rerserve	31,970,311	271,779,611	-	-
Reserve for directors’ options	31,297,502	266,060,067	259,351,053	250,405,701	241,460,349
Retained earnings (Accumulated losses)	87,420,228	743,159,355	286,083,801	(771,796,574)	(667,906,366)
Other comprehensive loss	(3,786,742)	(32,191,096)	(24,385,321)	(10,753,372)	(12,650,920)
Equity attributable to owners of the company	343,536,983	2,920,407,893	2,098,850,339	1,800,518,866	2,439,370,220
Non-controlling interest	74,512,542	633,431,122	775,971,764	529,796,278	1,327,964,340
Total equity	418,049,525	3,553,839,015	2,874,822,103	2,330,315,144	3,767,334,560
Non-current liabilities:
Trade and other payables	224,612,852	1,909,433,852	1,295,851,077	2,230,282,210	1,568,886,646
Borrowings	438,921,036	3,731,267,723	2,924,530,436	2,218,483,028	2,487,650,894
Deferred revenue	12,832,504	109,089,120	33,665,717	264,427,265	174,796,000
Salaries and social security payable	7,394,225	62,858,307	25,959,305	17,460,281	23,584,607
Defined benefit plans	23,125,274	196,587,957	136,521,808	120,902,649	103,634,036
Deferred tax liabilities	55,356,368	470,584,488	416,561,631	625,429,965	821,124,172
Taxes payable	32,308,537	274,654,874	150,095,508	61,545,202	45,675,917
Provisions	14,051,982	119,455,898	91,464,804	86,409,533	69,975,102
Total non-current liabilities	808,602,778	6,873,932,219	5,074,650,286	5,624,940,133	5,295,327,374
Current liabilities:
Trade and other payables	533,528,812	4,535,528,435	3,098,555,391	1,687,978,624	1,082,963,093
Borrowings	98,730,028	839,303,970	753,571,799	790,916,969	893,801,060
Deferred revenue	89,835	763,684	-	-
Salaries and social security payable	85,316,421	725,274,898	501,445,076	447,870,658	324,900,133
Defined benefit plans	3,147,828	26,759,690	8,552,119	21,846,945	14,888,746
Taxes payable	27,282,511	231,928,622	239,718,270	248,119,227	196,282,111
Derivatives financial instruments	5,632,333	47,880,462	-	-
Provisions	2,962,655	25,185,527	11,239,188	11,659,708	11,399,017
Total current liabilities	756,690,423	6,432,625,288	4,613,081,843	3,208,392,131	2,524,234,160
Liabilities associated to assets classified as held for sale	-	-	-	155,836,523	501,587,082
Total liabilities	1,565,293,202	13,306,557,507	9,687,732,129	8,989,168,787	8,321,148,616
Total liabilities and equity	1,983,342,727	16,860,396,522	12,562,554,232	11,319,483,931	12,088,483,176

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2014 have been translated into U.S.$ at the sell rate for U.S. $ quoted by Banco Nación on December 31, 2014 of Ps. 8.551 to U.S.$1.00.  See “Item 3. - Key Information—Exchange Rates.”

	For the year ended December 31,
	2014	2014	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	729,872,428	6,204,645,511	5,334,993,550	6,695,364,819	5,229,666,000
Cost of sales	(709,220,057)	(6,029,079,708)	(5,603,274,246)	(6,355,771,263)	(4,726,852,788)
Gross profit	20,652,371	175,565,803	(268,280,696)	339,593,556	502,813,212
Selling expenses	(83,914,874)	(713,360,347)	(634,221,473)	(414,002,396)	(282,577,570)
Administrative expenses	(98,512,965)	(837,458,716)	(563,852,810)	(463,317,509)	(379,815,207)
Other operating income	36,698,725	311,975,857	466,220,030	196,418,100	132,580,010
Other operating expenses	(52,590,857)	(447,074,876)	(204,039,316)	(203,949,959)	(134,804,547)
Reversal of impairment of property, plant and equipment	-	88,406,704	-
Impairment of property, plant and equipment	-	-	-	(108,283,569)	(557,668,671)
Profit (loss) of join ventures	4,024,040	34,208,368	(4,799,349)	(31,020,306)	(14,605,490)
Share of (loss) profit of associates	(188,810)	(1,605,070)	2,228,499	2,294,951	19,779,284
Impairment of intangible assets	-	-	-	-	(90,056,095)
Profit of acquisition of subsidiaries	-	-	-	-	505,936,374
Operating loss before Resolution ES No. 250/13 and subsequents Notes	(173,832,370)	(1,389,342,277)	(1,206,745,115)	(682,267,132)	(298,418,700)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents Notes	267,254,082	2,271,926,952	2,933,051,544	-	-
Operating profit (loss)	93,421,712	882,584,675	1,726,306,429	(682,267,132)	(298,418,700)
Financial income	51,822,347	440,541,774	336,295,165	143,263,842	92,803,259
Financial cost	(130,952,700)	(1,113,228,906)	(813,875,720)	(501,942,312)	(417,859,940)
Other financial results	49,412,425	420,055,021	(519,261,217)	(203,001,724)	(142,516,846)
Financial results, net	(29,717,929)	(252,632,111)	(996,841,772)	(561,680,194)	(467,573,527)
Profit (Loss) before income tax	63,703,783	629,952,564	729,464,657	(1,243,947,326)	(765,992,227)
Income tax	(11,811,820)	(100,412,278)	12,178,991	133,311,022	36,912,458
Profit (Loss) for the year from continuing operations	51,891,964	529,540,286	741,643,648	(1,110,636,304)	(729,079,769)
Discontinued operations	-	-	(126,858,328)	31,066,521	(90,851,233)
Total Profit (Loss) of the year	51,891,964	529,540,286	614,785,320	(1,079,569,783)	(819,931,002)

Total Profit (Loss) of the year attributable to:
Owners of the company	87,420,228	743,159,355	286,083,801	(649,694,254)	(741,395,337)
Non - controlling interest	(25,128,699)	(213,619,069)	328,701,519	(429,875,529)	(78,535,665)
Basic earnings (loss) per share from continuing operations	0.0665	0.5654	0.2829	(0.5133)	(0.5297)
Diluted earnings (loss) per share from continuing operations	0.0598	0.5082	0.2829	(0.5133)
Basic (loss) earnings per share from discontinued operations	-	-	(0.0652)	0.0190	(0.0344)
Diluted (loss) earnings per share from discontinued operations	-	-	(0.0652)	0.0186	(0.0344)
Dividends per share (2)	-	-	-	-	0.0138
Basic earning (loss) per ADS (3) from continuing operations	0.0027	0.0226	0.0113	(0.0205)	(0.0212)
Diluted earning (loss) per ADS (3) from continuing operations	0.0024	0.0203	0.0113	(0.0205)
Basic (loss) earning per ADS (3) from discontinuing operations	-	-	(0.0026)	0.0008	(0.0014)
Diluted (loss) earning per ADS (3) from discontinuing operations	-	-	(0.0026)	0.0007	-
Dividends per ADS (3)	-	-	-	-	-
Weighted average amount of outstanding shares	154,606,622	1,314,310,895	1,314,310,895	1,314,310,895	1,314,310,895

CASH FLOW DATA
Net cash generated by operating activities	307,723,756	2,615,959,652	1,656,196,597	1,198,056,614	1,063,758,464
Net cash used in investing activities	(295,712,993)	(2,513,856,150)	(1,456,587,868)	(903,135,054)	(1,657,527,373)
Net cash used in financing activities	(17,373,048)	(147,688,277)	(76,931,201)	(542,226,508)	383,135,512

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2014 have been translated into U.S.$ at the sell rate for U.S.$ quoted by Banco Nación on December 31, 2014 of Ps. 8.551 to U.S.$ $1.00.  See “Item 3. - Key Information—Exchange Rates.”

(2) Each ADS represents 25 common shares.

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation.  There can be no assurance that the Peso will not depreciate or appreciate again in the future.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

		Exchange rates(1)
		(in Pesos per US Dollars)
		High		Low		Average(2)		Period end
Year ended December 31,
2010		3.988		3.794		3.913		3.976
2011		4.304		3.972		4.131		4.304
2012		4.918		4.304		4.552		4.918
2013		6.521		4.925		5.484		6.521
2014		8.557		6.545		8.119		8.551

Month
November 2014		8.526		8.507		8.514		8.524
December 2014		8.557		8.532		8.549		8.551
January 2015		8.644		8.555		8.604		8.644
February 2015		8.726		8.656		8.687		8.726
March 2015		8.822		8.733		8.780		8.822
April 2015		8.907		8.822		8.867		8.907
May 2015 (3)	Ps.	8.928	Ps.	8.912	Ps.	8.921	Ps.	8.928

Source: Banco Nación

(1)   Represents the average of the exchange rates on the last day of each month during the period.

(2)   Average of the lowest and highest daily rates in the month.

(3)   Represents the average of the lowest and highest daily rates from May 1 through May 8, 2015.

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

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services.  Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

We cannot assure you that the current or next Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs to decline.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of such an economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.  The financial and economic situation in Argentina or other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of them could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, the confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         GDP growth has declined and employment is beginning to show some signals of weakness;

•         inflation remains high and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         the availability of long-term credit is scarce, while international financing remains limited;

•         the regulatory environment continues to be uncertain;

•         in the climate created by the above-mentioned conditions, demand for foreign currency has grown, generating a capital flight effect to which the Argentine Government has responded with regulations and currency exchange and transfer restrictions, and it is widely reported that in other countries where the Peso is traded, the Peso/U.S. Dollar exchange rate differs substantially from the official exchange rate in Argentina; and

•         previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine Government.

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

We cannot assure you that a decline in economic growth, increased economic instability or the expansion of economic policies and measures taken by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 10.0% in 2012, 10.6% in 2013 and 21.4% in 2014. The Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

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

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose 21.4%in 2014. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there is still a material difference between official inflation data and private estimates.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine Government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Since late 2012, rulings favorable to those bondholders have deepened doubts about Argentina’s ability to service its restructured debt under the terms of foreign judgments, and exacerbated invertor’s uncertainties.  In 2013, the Argentine Congress approved a law that enables the government to take the necessary measures to complete the debt restructuring process, on terms that cannot exceed those of the previous debt exchanges.  On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the bondholders.  On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for a rehearing.  On June 16, 2014, the United States Supreme Court denied Argentina’s certiorari petition and affirmed the Court of Appeals decision.  Consequently, on June 18, 2014, the Court of Appeals lifted the stay of enforcement on the award granted by the United States District Court for the Southern District of New York, requiring Argentina to pay all amounts owed to holdout bondholders on the next payment to holders of restructured debt.

Argentina has not yet honored the award or otherwise reached an agreement with its holdout bondholders.  In addition, as a result of the orders issued by the District Court affecting third parties involved in the payment process, holders of certain restructured debt have not received payments on their bonds, technically rendering the country in default on its interest payments under such restructured indebtedness. We cannot assure that such indebtedness, to the extent of a continued default, shall not be accelerated by its holders.  The ongoing dispute with the holdout bondholders may prevent Argentina from accessing the capital markets and limit the sources of funding and investment capital that are available to Argentina, and, therefore, the Argentine Government’s ability to promote economic growth.

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

In May 2014, the Argentine Government reached an agreement with the Secretary of the Paris Club to cancel the outstanding debt in an amount equal to approximately U.S.$. 10 billion (including interest), in several installments during five years and starting in July 2014.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Centre for Settlement of Investment Disputes (the “ICSID”) and the United Nations Commission on International Trade Law (“UNCITRAL”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, certain plaintiffs have prevailed against Argentina in such proceedings. In October 2013, the Argentine Government entered into settlement agreements with certain claimants worth U.S.$677 million, to be satisfied with the delivery of newly issued sovereign bonds. Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID and UNCITRAL claims have resulted and may continue to result in judgments and awards against the Argentine Government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. An example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations efforts concerning Argentina’s default on its public indebtedness. Over the years, such groups have unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our business and results of operations.

Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses, including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, in 2012 the peso lost approximately 14% of its value with respect to the US Dollar.  This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. Dollar that exceeded 30%, including a loss of approximately 24% in January 2014.  If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Argentine private pension funds (Administradoras de Fondos de Jubilaciones y Pensiones, the “AFJPs”) (see “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies”). Beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012.  In February  2014, the Argentine Government and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation amounted to U.S.$ 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine Government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, new regulation made foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to the foreign exchange market by individuals and private-sector entities.

Since 2011, the Argentine Government has adopted exchange controls such as requiring an authorization of tax authorities to access the foreign exchange market and introduced measures that have imposed limits on access to the foreign exchange market to retail transactions. It is widely reported that the Peso/U.S. Dollar exchange rate in the unofficial market substantially differs from the official Peso/U.S. Dollar exchange rate. See “Item3 – Key Information - Exchange Rates” and “Item 10—Exchange Controls.”  In addition to the foreign exchange restrictions, in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

The Argentine Government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments.  Such measures could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine Government or the Central Bank may reinstate certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies

Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social, or the “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine Government, through the ANSES, became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has since exercised its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’s interests may differ from those of other investors and, consequently, those investors may understand that ANSES’s actions might have an adverse effect on such companies. As of the date of this annual report, ANSES owns shares representing 23.23% of the capital stock of the Company and also owns shares of the capital stock of our subsidiaries Edenor and Transener.

The Argentine Government exerted a stronger influence on the operation of stock exchange listed companies. We cannot assure you that these or other similar actions taken by the Argentine Government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and economic and financial conditions in Argentina’s major trading partners, in particular, Brazil. For example, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have substantially affected in the past, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

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

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.  The slowdown of Brazil’s economic growth in 2014, which has continued during the first quarter of 2015, has resulted in a contraction in demand for Argentine exports. A prolonged downturn in Brazil’s economy can be expected to adversely impact Argentina’s economic growth.

The actions taken by the Argentine Government to reduce imports may affect our ability to purchase significant capital goods

The Argentine Government has adopted some initiatives designed to limit the import of goods in order to prevent further deterioration of the Argentine balance of trade. The restriction of imports may limit or delay our ability to purchase capital goods that are necessary for our operations, which may, in turn, adversely affect our business, financial condition and results of operations.

Argentine judicial reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine Government

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes proposed in the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine Government and the creation of three new chambers of Casación (which hear appeals) prior to the intervention of the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several aspects of the legislation have been struck down by the Supreme Court as unconstitutional and the long-term impact of the newly adopted legislation on Argentina’s legal system and future administrative and/or judicial proceedings, including potential future claims by us against the Argentine Government, cannot yet be predicted.

Risks Relating to the Argentine Electricity and Oil and Gas Sectors

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms of tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine Government has continued to intervene in this sector, by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretariat of Energy issued Note No. 8752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011, will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note No. 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretariat of Energy to issue Note No. 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs.  As of the date of this annual report, at least one unfavorable ruling against the Argentine Government had been rendered. These proceedings had not been resolved as of the date of this annual report.  In addition to the foregoing, several provincial governments have recently enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the Secretariat of Energy issued SE Resolution No. 2016, which approved the seasonal WEM prices – subsidized and not subsidized − for the period from November 2012 through April 2013. The seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, in June 2013, the Secretariat of Energy adopted SE Resolution No. 408/13, which maintains both the single price and the criteria for raising subsidies during the winter season, with a reduction of the single price only for those months and a subsequent reversion of prices in October 2013.

The Argentine Government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the Secretariat of Energy issued SE Resolution No. 95/2013, which introduced a new scheme for the remuneration for the electricity generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM (see “Item 4.—The Argentine Electricity Sector—SE Resolution No. 95/2013, as amended—New price scheme and other modifications to the WEM”).  The price scheme established by SE Resolution No. 95/2013 was amended by SE Resolution No. 529/2014, which provided for the modification of the methodology for calculation of the fixed costs remuneration, the implementation of a new remuneration to cover extraordinary maintenance works for thermal generators and the retroactive adjustment of prices as from February 2014.We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return.  Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins.  Under Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”), which established a fixed exchange rate of one Peso per U.S. Dollar, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes.  In January 2002, pursuant to the Public Emergency Law, which authorized the Argentine Government to renegotiate its public utility contracts, provisions requiring price adjustments based on foreign inflation indexes and all other indexation mechanisms in public utility services agreements between the Argentine Government or any provincial government and the providers of those services (including us) were revoked, and the tariffs for the provision of such services were frozen and converted from their original U.S. Dollar values to Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00.  These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms.  This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.  Although the Argentine Government has granted temporary and partial relief to certain companies in the electricity sector, we cannot assure you that these measures will be sufficient to address the structural problems created for our company by the economic crisis and in its aftermath or that similar measures extending the relief granted will be enacted in the future.

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis, electricity demand experienced significant growth (an increase of 4.7% from 2012 to 2014). This increase in electricity demand since 2003 reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of margins, subsidies in the energy purchase price and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso, the inflation and the pesification of the tariffs.  The executive branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers.  Further, in November 2011, the Argentine Government announced a cut in subsidies (which has not impacted our value-added for distribution, or “VAD”) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. Such cut in subsidies affected only a small portion of our customers (namely, certain industries, such as oil and gas and certain distribution areas with high purchasing power). In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

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

Oil and gas companies have recently been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted a number of measures concerning repatriation of funds obtained as a result of exports of oil and gas and charges applicable to the production of liquid gas which have affected the business of oil and gas producers and manufacturers (see “Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations”). More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and operations of companies operating in the oil and gas sector, including companies in which we hold, or may hold in the future, equity interests, and may lead in turn to a material adverse effect on the market value of our ADSs.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

Law No. 17,319 the “Hydrocarbons Law” (as amended by Law No. 27,007) provides for oil and gas concessions to remain in effect for 25, 30 or 35 years, depending on the concession, as from the date of their award, and further provides for the concession term to be extended for periods of 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine Government in respect of offshore areas beyond 12 nautical miles).  In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

The Argentine Government and a number of provincial governments revoked certain of YPF’s (prior to its nationalization) and Petrobras Argentina S.A.’s (“Petrobras”) concessions in 2012.  Petrolera Pampa has formed partnerships in projects with proved gas reserves to be developed by major oil and gas companies, such as Ysur Energía Argentina S.R.L. (“Ysur”) (formerly Apache Energía Argentina S.R.L. or “Apache”), Petrobras and YPF and is currently negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator. See “Item 4.—Our Business—Other Businesses—Petrolera Pampa—Petrolera Pampa’s Projects”. The termination or revocation of, or failure to obtain the extension of, a concession or permit under these projects could have a material adverse effect on Petrolera Pampa’s business and results of operations.

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

Petrolera Pampa’s inclusion in the Encouragement Program may be discontinued or we may not be able to collect the compensation offered thereunder

Through Resolution No. 27/2013, the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (National Investment Plan for Hydrocarbon’s Strategic Planning and Coordination Commission or the “Commission”) included Petrolera Pampa’s project as one of the projects to receive the compensation of U.S.$ 7.5 /MMBTU for volume in excess of an agreed threshold (See “Item 4.– Our Business – Other Business – Gas Market”).

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2014, approximately 80% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues.  In addition, our collective bargaining agreements generally expire after a one-year term.  We have completed salary negotiations for 2014.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

In the event of an accident or event not covered by our insurance policies, we could face significant losses that could materially adversely affect our business and results of operations

We carry insurance policies that are consistent with industry standards in each of our different business segments.  See “Item 4.  —Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the international electricity generation, transmission and distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  For example, two of the towers used by Transener’s transmission lines located in the Province of Buenos Aires, were damaged in 2008 due to unknown causes, despite us having carried all related actions which were legally required.  These damages resulted in the interruption of electricity transmission service to customers in the greater Buenos Aires region and certain areas in other provinces for several hours, which could have caused losses that may not be covered by our insurance policies.  We cannot make any assurances that this kind of damage will not occur again in the future, which could eventually result in further losses or the imposition of sanctions on Transener by the regulatory authorities.  If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success.  In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest.  For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (“Petrobras Energía”), with respect to the management of Transener.  Electroingeniería S.A. (“Electroingeniería”), now Grupo Eling S.A. and Energía Argentina S.A. (“Enarsa”) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.  In this particular case of Transener, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  —The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

The Company is not the operating partner in all of the joint ventures (joint operations for accounting purposes) in which it participates, and actions undertaken by the operators in such joint ventures could have a material adverse effect on the success of these operations

The Company, through its applicable subsidiary, generally undertakes its activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in a joint ventures (joint operations for accounting purposes). Under the terms and conditions of these agreements, one of the parties thereto has the role of operator of the joint venture, and thus assumes responsibility for executing all activities undertaken pursuant to the joint venture agreement. However, the Company does not always assume the role of operator and therefore, in such cases, is exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. Such actions could have a material adverse effect on the success of these joint ventures, and thus adversely affect our financial condition and results of operations and the market value of our shares and ADSs.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successfull in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

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

The Argentine Antitrust Commission could decide not to approve the implementation of the Restructuring Agreement

On July13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which they agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of Compañía de Inversiones de Energía S.A. or “CIESA”) would obtain, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS. The implementation of the restructuring has already been approved by the Ente Nacional Regulador del Gas (the National Gas Regulating Agency, or the “ENARGAS”), and has not expressly been approved by the Argentine Antitrust Commission (see “Item 4. Our Business – Other Projects - TGS - CIESA Transaction”).  We cannot assure that the Argentine Antitrust Commission will expressly approve the Restructuring Agreement, and although the Company believes that from a legal stand point the Restructuring Agreement has been tacitly approved by the Argentine Antitrust Commission, the board of directors of the Company is evaluating the legal and factual implications and other courses of action without having  made a decision as of the date of this annual report. The outcome of this matter may adversely affect the financial position and results of operations of the Company.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management’s time and attention and our financial resources. See “Item 8—Legal Proceedings.”

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

The designation of veedores (supervisors), by the CNV or otherwise, could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 (the “CML”) provides in Article 20 that the CNV may conduct an inspection on persons subject to its control (such as the Company or any of its subsidiaries subject to CNV’s control).  If after any inspection the CNV considers that a resolution of the board of directors of such person violated the interests of minority shareholders or any holder of securities that are subject to the Argentine public offering regime, it may appoint a veedor (supervisor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of up to 180 days, until the CNV rectifies the situation.  This measure is subject to limited appeals.  If the CNV makes an inspection on the Company (or any of its subsidiaries subject to CNV’s control) and considers that any right of a minority shareholder or holder of any security has been violated, it may proceed to suspend the board of directors for up to 180-day period, in which case the economic and financial situation of the Company (or the subsidiary in question) could be negatively affected.  In addition, a veedor may be appointed through a judicial request.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor at the request of ANSES, one of its shareholders, which is also a shareholder of the Company, for a period of six months.  We cannot assure you that ANSES, or any other party, will not attempt to pursue a similar course of action with respect to the Company (or any of its subsidiaries subject to CNV’s control), which may have a negative effect on the Company.

A cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the Internet.  Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the Internet, we may face a heightened risk of cyber-attack. In the event of such an attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. A cyber-attack could adversely affect our business, results of operations and financial condition.

Risks Relating to our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted.  While under the new remuneration scheme established by SE Resolution No. 95/2013, as amended, such constraints should not affect the price that is paid to the generator, our dispatch may nonetheless be affected by such transmissions constraints.  We cannot make any assurance that required investments will be made to increase the capacity of the system.  As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and cause the market value of our ADSs to decline.

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

We may be unable to collect amounts, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including our subsidiaries, are paid by CAMMESA, which collects revenue from other wholesale electricity market agents.  Since 2012, a significant number of wholesale electricity market agents –mostly distributors, including Edenor - defaulted in the payment of amounts they owed to the wholesale electricity market or failed to pay in a timely manner, which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes No. 7588/12, 8147/12 and 8476/12 (the “Transitory Recovery Fund”), by means of which the Secretariat of Energy instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts.

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

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (see “Item 4. The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”), the revenues of electricity generators will depend on the payments received from CAMMESA. Additionally, due to the scheme implemented by SE Resolution No. 95/2013, the margin collected from Large Users derived from contracts in WEM’s term market will be calculated based on the remuneration received from CAMMESA, which will impact the revenues of the generators.

The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Secretariat of Energy, given the present shortage of supply and declining reserves.  Since 2009, the Secretariat of Energy has applied a procedure – (see “Item 4. – The Argentine Electricity Sector - Procedure for the Dispatch of Natural Gas for Power Generation”) – by means of which generators assign in favor of CAMMESA the natural gas acquired from the producers. CAMMESA may assign those volumes to other generation plants.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity.  If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced, if the procedure cited above is canceled or if CAMMESA does not provide gas to our facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired.  Moreover, some of our generation units are included in the “Energía Plus” program under SE Resolution 1281/2006 and/or have executed WEM Supply Agreements under SE Resolution No. 220/2007, and both regulations require the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.  See “Item 4. The Argentine Electricity Sector - Electricity Prices – Energía Plus” and “WEM Supply Agreements under SE Resolution No. 220/2007”.

Notwithstanding, as of the issuance of SE Resolution No. 95/2013, as amended, generators will depend on the fuels that CAMMESA supplies them for their operations, since through such resolution the Secretariat of Energy appointed CAMMESA as the sole supplier of fuels for the generation sector.

Such a disruption or an inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity using gas plus under the Gas Plus Program at Loma de la Lata and CTG depends on the recognition by CAMMESA of Gas Plus costs

Loma de la Lata and EGSSA (now merged into CTG) have executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008).  Under such program, the producers are able to sell their production at a price higher than the reference price (market value).  By virtue of the agreements executed with the Secretariat of Energy, and the mechanism established in Note No. 7585/10 of the Secretariat of Energy (see “Item 4. The Argentine Electricity Sector -Procedure for the Dispatch of Natural Gas for Power Generation”), CAMMESA recognizes such costs to Loma de la Lata and EGSSA (now merged into CTG).  CAMMESA has to recognize the Gas Plus cost to Loma de la Lata and EGSSA (now merged into CTG) in order for Loma de la Lata and EGSSA (now merged into CTG) to be able to make the corresponding payments to their natural gas suppliers.  If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of Loma de la Lata and/or EGSSA (now merged into CTG) to pay the natural gas suppliers may be affected.  Consequently, in such a situation, Loma de la Lata and/or EGSSA (now merged into CTG) would have to renegotiate the terms and conditions previously agreed with their natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to delay in collecting payments from CAMMESA, some renegotiation needed to be made with natural gas producers in order to fulfill Loma de la Lata’s and EGSSA’s (now merged into CTG) obligations and to keep the agreements in force. As a consequence of this situation, Loma de la Lata and/or EGSSA (now merged into CTG) might need to search for alternative suppliers of natural gas, and if they are unsuccessful in reaching new agreements with natural gas suppliers, their ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

Additionally by means of the Notes No. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation. See “Item 4. – The Argentine Electricity Sector - Natural Gas Supply under the Gas Plus Program”.

However, as of the issuance of SE Resolution No. 95/2013, as amended, generators will depend on the fuels that CAMMESA supplies them for their operations, since through such resolution the Secretariat of Energy appointed CAMMESA as the sole supplier of fuels for the generation sector. Consequently, as of the termination of the current gas supply agreements, Loma de la Lata and EGSSA (now merged into CTG) will no longer need to have firm gas supply agreements with suppliers and request the recognition of costos thereunder to CAMMESA as it will depend on CAMMESA’s gas supply (See “Item 3.- Key Information – Risk Factors – Risk Relating to our Generation Business – Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could material adversely affect our results of operations”).

We cannot assure you that the changes on the terms and conditions for the provision of natural gas under the Gas Plus Program would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

Penalties may be applied under Loma de la Lata’s and EGSSA’s WEM Supply Agreements under SE Resolution No. 220/2007, which may adversely affect the revenues derived from such contracts

A breach of the availability commitments set forth in Loma de la Lata’s and EGSSA’s (now merged into CTG) WEM Supply Agreements under SE Resolution No. 220/2007 (see “Item 4.- The Argentine Electricity Sector - WEM Supply Agreements under SE Resolution No. 220/2007”) allows CAMMESA to apply penalties to the generator that may adversely impact in the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s results.

A breach of the availability commitment set forth in Piedra Buena’s Loan Agreement with CAMMESA may adversely impact Piedra Buena’s results of operations

On April 8, 2014, Piedra Buena executed a loan agreement with CAMMESA for an amount equal to the peso-equivalent of U.S.$ 82.6 million plus the associated taxes and nationalization costs. This loan is to be repaid in 48 equal installments. As long as Piedra Buena’s availability is higher than 80% (summer) or 83% (winter), Piedra Buena’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014) and 50% of the Debt Payment Cash Flow (as defined in such agreement) (See “Item 5 – Debt – Generation – Piedra Buena”). If Piedra Buena’s availability is below the abovementioned percentages, Piedra Buena shall pay the applicable installment.  A breach of the availability commitments set forth in the loan agreement and the consequent acceleration of the loan may adversely impact in Piedra Buena’s results of operations.

A judgment of the Court of the International Chamber of Commerce against Loma de la Lata could adversely affect Loma de la Lata’s operations

Loma de la Lata is involved in an arbitration proceeding before an arbitration tribunal constituted according to the rules of the International Chamber of Commerce in connection with the Construction Agreement and the Supply Agreement (each as defined herein). In addition to the claim for integral damages recovery made by Loma de la Lata, the claim of the Project Counterparties (as defined herein) is, among others, the refund of the sums received for the foreclosure of the guarantees issued by BBVA Banco Frances S.A. See “Item 8. - Legal Proceedings – Legal Proceedings involving Loma de la Lata”. A judgment against Loma de la Lata by the Court of the International Chamber of Commerce could adversely affect the business, the results of operations and the financial position of Loma de la Lata.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our six hydroelectric generation plants owned by HINISA and HIDISA, in a number of ways, not all of which we can predict.  For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption.  Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor.  In particular, in 2014, the water intake at Los Nihuiles and Diamante available for electricity generation was 62% and 64% lower, respectively, as compared to 2006.  A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation.  In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation.  Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results.  These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity.  We cannot make any assurances that events of such nature will not occur in the future.  While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses.  If operational difficulties impede our generation of electricity, the disruption may lead to reduced revenues from our generation segment, which would have an adverse effect on our consolidated results of operations and may negatively affect the market value of our shares or ADSs. Please see “Item 4.- Our Business – Piedra Buena – Operations”.

We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

Our subsidiary, Nihuiles, currently owns a 52.04% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza, through EMESA, currently owns 47.96% of the capital stock of HINISA.  In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37.75% of the capital stock of HINISA.  See “Item 4.—Our Business—Our Generation Business—Nihuiles and Diamante—Nihuiles.”  Pursuant to HINISA’s concession, if the Province of Mendoza sells these shares, Nihuiles will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.04% interest in HINISA.  In addition, according to HINISA’s by-laws, Nihuiles would not be permitted to purchase any additional shares of HINISA.

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

Piedra Buena could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our Consolidated Financial Statements for potential losses

At the time of Piedra Buena’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to Piedra Buena the real property on which the plant was built and to create administrative easements in favor of Piedra Buena over the third-party lands through which a gas pipeline and an electricity transmission line run.  Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it has not transferred all of the real property with clear and marketable title to Piedra Buena.  In addition, the Province of Buenos Aires has not created the administrative easements for Piedra Buena’s gas pipeline or the electricity transmission line.  In July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena.  Piedra Buena has received several complaint letters from third parties seeking compensation for the use of this land.  See “Item 8. - Legal Proceedings—Generation—Legal proceedings involving Piedra Buena’s real estate.”  If the Province does not complete the expropriation process or the administrative easement process, Piedra Buena may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our Consolidated Financial Statements.  If Piedra Buena were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

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

The unfulfillment of the requirements of the Energy Plus Program or its modification or cancellation may affect CTG’s profits

If CTG  does not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, CTG would have to sell their production on the spot market, and also, eventually, under the remuneration scheme applicable under SE Resolution No. 95/2013, as amended, which could affect CTG’s revenues.

Moreover we cannot assure you that, due to measures adopted by the Secretariat of Energy or its failure to promote the Energy Plus market, the demand of such market will not decrease, which could cause CTG to have to sell their production in the spot market under the remuneration scheme applicable under SE Resolution No. 95/2013, as amended, affecting CTG’s revenues.

In Note No. 567/07, as amended, the Secretariat of Energy established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW(“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users, or “GUMAs”) and Grandes Usuarios Menores (Minor Large Users, or “GUMEs”) is equal to 450 Ps./MWh and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 550 $/MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators would worsen if the Peso continues its devaluation. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a fall in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs regime directly or gain access to another mechanism to generate additional income with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

In January 2002, pursuant to the Public Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels.  Additionally, contract clauses in Transener’s and Transba S.A. (“Transba”)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked.  The Public Emergency Law also required the renegotiation of public service concession agreements.  In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine Government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba.  Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (the Argentine National Electricity Regulator, or the “ENRE”) has not totally adjusted tariffs accordingly.  On December 21, 2010, the ENRE and the Secretariat of Energy acknowledged Transener’s and Transba’s (see “Item 4. - Our Business – Our Transmission Business”) right to collect amounts resulting from the variations of costs during the period of June 2005 – to November 2010 in an instrumental agreement (the “Instrumental Agreement”), which payment would be based on CAMMESA’s availability of funds, with such payments to be used for investments by us in the transmission system as instructed by the Secretariat of Energy.  A mechanism for the calculation and payment of cost variations from December 1, 2010 to December 31, 2011 was also established.

In May 2013, Transener and Transba executed with the ENRE and the SE, a Renewal Agreement of the Instrumental Agreement (the “Renewal Agreement”), setting forth: (i) the recognition of Transener and Transba’s rights to collect the amounts resulting from the variations of costs during the period from December 2010 to December 2012, (ii) the payment of outstanding balances from Addenda II (as defined herein), and (iii) a procedure for the updating and payment of cost variations incurred from January 1, 2013 to December 31, 2015, calculated biannually.

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively, negotiated a third Addendum (together, the “Addenda III”) to their Financing Agreements (as defined herein) with CAMMESA, to increase their related amounts by the sum of Ps. 324,850,385 and Ps. 785,844,648.

As of December 31, 2014, Transener and Transba had recognized only Ps. 1,131.4 million in accordance with the Instrumental Agreements and the Renewal Agreement.

On March 17, 2015, Transener and Transba executed with CAMMESA new amendments to their New Financing Agreements (the “Addenda IV”), setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstading amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

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

                On September 23, 2013, Transener requested the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above mentioned ENRE Resolution No.244/2013.  On March 12, 2014, the ENRE issued Resolution No. 79/2014, which established a new annual rate of Ps. 156.2 million as from August 2013 and instructed CAMMESA to make the adjustments which were necessary for the retroactive payment, including the corresponding interest.  On April 3, 2014, Transener presented a Motion for Reconsideration of ENRE’s Resolution No. 79/2014, which was partially accepted by the ENRE. As a consequence, on November 12, 2014, the ENRE issued Resolution No. 332/2014 which established a new annual rate of Ps. 158.6 million beginning in August 2013 and instructed CAMMESA to make the adjustments which were necessary for the retroactive payment, including the corresponding interest.

                On September 12, 2014, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2014 to December 19, 2014.

                In this respect, Transener requested the ENRE to determine the remuneration corresponding to the Operation and Maintenance of the Fourth Line since December 20, 2014. As of the date of this annual report, the ENRE had not answered such request. If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services.  On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2014, were Ps. 304.3 million (Ps. 152.1 million on a proportional interest basis), representing 20.6% of Transener’s consolidated net revenues for such period.  We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2014, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $133.0 million (Ps. 1,141.7 million), including accrued but unpaid interest and the effect of the adjustments applied to its debt under IFRS.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 67%, respectively, of these properties as of December 31, 2014.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

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

Since the execution of the agreement that Edenor entered into with the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (the “Adjustment Agreement”) and as required by them, Edenor has been engaged in the Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) with the ENRE.  However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between when Edenor actually experiences increases in the distribution costs and when Edenor receives increased income following the corresponding adjustments to its distribution margins pursuant to the CMM.  In addition, Edenor has estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested.  Despite the adjustment Edenor was granted under the CMM in October 2007 and July 2008, we cannot assure you that Edenor will receive similar adjustments in the future. As of the date of this annual report, Edenor has requested fourteen additional increases under the CMM since May 2008, all of which have been recognized by the ENRE (have been applied retroactively to amounts owed to Edenor up to December 2014, pursuant to SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014), but have not been transferred to the tariff structure as of the date of this annual report. Under the terms of the Adjustment Agreement, these fourteen increases should have been approved incorporated into our tariff structure in May and November of each year from 2008 onwards.

During the years ended December 31, 2012 and 2011, Edenor recorded a significant decrease in net income and operating income (we recorded operating loss in 2012), and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/2012 in November 2012, which establishes the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012. However, changes made by SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 and the additional revenue obtained throught SE Resolutino No. 347/2012 were insufficient to make up Edenor’s operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2014.

In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary income increase through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

If Edenor is not able to recover all future cost increases, and/or if there is a significant lag time between when Edenor incurs the incremental costs and when it receives income increase, and/or if Edenor is not successful in achieving a satisfactory renegotiation of the tariff structure, Edenor may be unable to comply with its financial obligations, may suffer liquidity shortfalls and may need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and consolidated results of operations, and may cause the value of our ADSs and shares may decline.

Edenor has prepared its annual financial statements for the fiscal year ended December 31, 2014 in accordance with the accounting principles applicable to a going concern. In Edenor’s opinion the issuance of SE Resolution No. 32/2015 provides a greater degree of certainty concerning the financial conditions and prospects for 2015 compared to the situation existing prior to its issuance and Edenor understands it constitutes a reasonable basis for the commencement of the RTI. Edenor’s independent auditors, issued a report dated May 12, 2015 on its 2014 financial statements, without qualifying its opinion, they draw the attention to the situation explained in Note 1 of Edenor’s financial statements in relation to Edenor’s economic and financial situation.  In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although SE Resolution No. 32/2015, SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 of the SE have provided additional income, most of these adjustments have not been incorporated into Edenor’s tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by SE Resolution No. 32/2015 may prove insufficient to support the real variation in costs.

As discussed in Note 1 to Edenor’s 2014 financial statements, based on the estimated cost increases and financial projections made by Edenor in light of SE Resolution No. 32/2015, Edenor’s Board of Directors understands that financial resources are expected to be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments during 2015, but also part of the investment plans, assuming that the payment plan to be agreed upon with CAMMESA for the cancellation of the outstanding debt with the MEM takes into consideration Edenor’s expected capacity to generate surplus cash flows to service outstanding debt with the WEM. Compliance with the investment plans will depend on whether the Argentine Government continues funding our investment plan. Although these temporary measures decreased the degree of uncertainty surrounding its financial capacity for the next 2015 fiscal year, Edenor’s Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service Edenor render, will fundamentally depend on the application of a RTI that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, that makes it possible to have access to financing sources and cover the corresponding costs and that allows, at the same time, for the generation of a reasonable return on the investments.

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

Edenor’s inability to obtain tariff adjustments in line with the actual changes in costs could result in Edenor’s inability to meet its trade obligations and could also have a material adverse effect on Edenor’s ability to meet its financial obligations

            Although SE Resolution No. 250/2013 and  Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 provided additional sources of funds, as they recognized the corresponding CMM adjustments retroactively, these have not been sufficient to support the real variation in costs, principally due to salary adjustments and increased operating expenses above the inflation recorded by the INDEC.  During 2014, Edenor’s working capital needs have been mostly sustained through financing provided by CAMMESA, as electricity distribution tariffs were not sufficient to cover our costs.

In this respect, on March 13, 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary income increase in an amount equal to the difference between a “theoretical” tariff schedule set forth in such resolution and the actual tariff schedule in force for each category of users.  However, the “theoretical” tariff shcedule did not include any adjustment method to reflect variations in costs. If inflation levels during the coming years continue the trend of inflation during 2014, the increase provided by SE Resolution No. 32/2015 may prove insufficient to support the real variation in cost.

Edenor’s inability to obtain tariff adjustments in line with future changes in costs could result in Edenor’s inability to meet obligations vis-a-vis CAMMESA, Edenor’s major supplier, and could have a material adverse effect on Edenor’s ability to meet its financial obligations as a result of a shortage in liquidity, which may result in the need to restructure Edenor’s debt and may have a material adverse effect on Edenor’s business, financial condition and results of operations.  Furthermore, in case Edenor was unable to obtain such tariff adjustments, we cannot assure that CAMMESA or any other governmental entity will provide Edenor the financing or that any future financing would be available in favorable terms, which may seriously impair our ability to continue providing the service.

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

Edenor’s tariff has been challenged by Argentine consumer associations, such as the action brought  against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases.  In November 2010, the relevant administrative court upheld the claim.  Edenor appealed the court’s order and requested that it be stayed pending a decision on the appeal.  In December 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011.  On October 1, 2013, the Supreme Court of Justice decided to dismiss the Federal Extraordinary Appeal that had been filed.  A final judgment in favor of Edenor has been rendered.

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

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine Government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2014, December 31, 2013 and December 31, 2012, Edenor’s consolidated accrued fines and penalties totaled Ps. 1,102.8 million, Ps. 923.8 million and Ps. 662.0 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.  In addition, we cannot assure you that our distribution business will not incur significant fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 and 2002 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the last years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor continues making investments to reduce energy losses, these losses continue to exceed the 10% average loss factor contemplated in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 14.3% in 2014, 13.0% in 2013 and 13.3% in 2012.  We cannot assure you that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

In 2014, the fines and penalties imposed on Edenor by the ENRE amounted to an estimated Ps. 252.2 million, which represented 7% of Edenor’s energy sales.

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

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

                Certain restrictions on imports imposed by Argentine Government could limit or delay Edenor’s ability to purchase capital goods that are necessary for its operations (including carrying out specific projects). Under Edenor’s concession, we are obligated to satisfy all of the demand for electricity originated in Edenor’s concession area, maintaining at all times a service quality standard that has been established for Edenor’s concession. If Edenor is not able to purchase significant capital goods to satisfy all the demand, or suffer unexpected delays in the import process, Edenor could face fines and penalties which may, in turn, adversely affect Edenor’s financial condition and consolidated results of operations.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2014, we had approximately 2,271 third-party employees under contract in our distribution business.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2014, Edenor owed approximately Ps.2,257.1 million to CAMMESA (taking into account CMM credits compensations). This debt is due and unpaid and Edenor has not secured any waivers from CAMMESA, if CAMMESA request that Edenor repay such debt, it may be unable to raise the funds to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$191.1 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, Edenor must offer to buy back any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date.  Edenor may not have sufficient funds available to it to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control.  If Edenor fails to repurchase such notes in these circumstances, that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding.

All of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$191.1 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger acceleration of our obligations under the notes and require Edenor to immediately repay all such accelerated debt.  In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to  bankruptcy and voluntary reorganization proceedings (concurso preventivo).  If Edenor is not able to fulfill certain payment obligations as a result of its current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary reorganization proceeding (concurso preventivo).  In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation and/or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs to decline.

Edenor is currently required by law to undertake a mandatory capital stock reduction and may in the future be required to be dissolved and liquidated

Edenor’s losses for 2014 exceeded its reserves more than 50% of its capital stock at the end of that year, and therefore, Edenor is required to mandatorily reduce its capital stock pursuant to Article 206 of the Argentine Corporate Law (“BCL”) unless Edenor receives a capital contribution or expect future revenues or results of operations which would result in Edenor’s liabilities not exceeding 50% of its assets.  In Edenor’s shareholders’ meeting held on April 28, 2015, it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015 and Edenor’s board of directors was instructed to assess whether in succeeding quarters Edenor qualifies for mandatory capital stock reduction and convene, in such case, an extraordinary shareholders’ meeting to reconsider this issue. If Edenor losses for any fiscal year exceed its reserves plus 50% or more of its capital stock at the end of any such year, Edenor will fall under the purview of Section 206 of the BCL and will be required to mandatorily reduce its capital stock. Moreover, if Edenor’s shareholders’ equity becomes negative (that is, if Edenor’s total liabilities exceed its total assets) at the end of any fiscal year, Edenor will be required to dissolve and liquidate pursuant to Article 94 of the BCL unless it receives a capital contribution or expect future revenues or results of operations which would result in Edenor’s assets exceeding its liabilities.  A mandatory capital stock reduction of Edenor can adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Edenor’s ADSs and Class B common shares to decline.

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

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts.  Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

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

We were incorporated on February 20, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A.  In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building.  In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us.  Following this acquisition, we changed our corporate name to Pampa Holding S.A.  As a result of several acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we are engaged in the generation, transmission and distribution of electricity in Argentina.  We changed our corporate name again to Pampa Energía S.A. in September 2008 and have operated under this name since then.

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine Government.  Our oil and gas business is also operated under a highly regulated environment and our upstream operations are subject to the terms of concession agreements with provincial governments and joint venture agreements (joint operations for accounting purposes) with our partners.  In addition, our electricity prices and our transmission and distributions tariffs are subject to regulation by Federal government, acting through the Secretariat of Energy and the ENRE, and respective provincial governments, acting through the respective provincial authorities.

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of December 31, 2014, representing 7.1% of the installed generating capacity in Argentina at such date, and generated a total of 9,008 net GWh of electricity during the year ended December 31, 2014, representing approximately 7.1% of total electricity generated in Argentina during such period.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 18,438 km (including Transba) of high voltage transmission lines that, as of December 31, 2014, represented approximately 90% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and Pesos) in 2014, based on publicly available figures released by electricity distribution companies in Argentina.

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

In addition to our principal electricity assets, we hold other non-electricity assets and investments, including: 49.74% of the capital stock of Petrolera Pampa; a 10% stake in the share capital of CIESA; and the character of “Beneficiario” (interest beneficiary) and “Fidecomisario”(principal beneficiary) under the MSA Trust, owner of 40% of the capital stock of CIESA; and our investments in Bodega Loma la Lata S.A.  Please see “Item 5. Operating and Financial Review and Prospects—Overview”.

Organizational structure

The following chart sets forth our corporate structure as of the date of this annual report.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2014, 2013 and 2012.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.  When one of our units supplying a term contract is not being dispatched, we purchase the energy required to supply that contract from the spot market.  A unit may not be dispatched at a particular moment due to several reasons, including programmed and unscheduled maintenance or non dispatch by CAMMESA.

	Hydroelectric		Thermal				Total
Summary of Electricty Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.8%	1.2%	1.1%	1.8%	2.0%	0.1%	7.1%

Net Generation 2014 (GWh)	516	322	1,528	3,421	3,090	131	9,008
Market Share	0.4%	0.2%	1.2%	2.6%	2.4%	0.1%	7.0%
Sales 2014 (GWh)	549	351	2,124	3,502	3,144	131	9,802

Net Generation 2013 (GWh)	616	421	1,675	1,947	2,229	130	7,018
Variation Net Generation 2014-2013	-16.2%	-23.4%	-8.8%	75.7%	38.6%	0.6%	28.4%
Sales 2013 (GWh)	833	630	2,268	2,372	2,676	130	8,909

Net Generation 2012 (GWh)	689	441	1,533	2,479	3,265	110	8,517
Market Share	0.6%	0.4%	1.2%	2.0%	2.6%	0.1%	6.8%
Sales 2012 (GWh)	965	721	2,016	2,769	3,829	110	10,410

Average Price 2014 (Ps. / MWh)	155.6	166.2	293.0	270.4	129.2	678.2	225.3
Average Gross Margin 2014 (Ps. / MWh)	20.6	-24.2	102.4	228.8	39.7	n.a.	118.3
Average Gross Margin 2013 (Ps. / MWh)	33.1	27.9	51.9	103.0	-12.0	n.a.	44.45
Average Gross Margin 2012 (Ps. / MWh)	60.2	49.6	41.3	118.9	1.8	222.2	51.6

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

•         Loma de la Lata Project: this project consisted of the expansion of Loma de la Lata’s gross electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator.  Commercial operations began in November 1, 2011.  The project consisted of installing a new Siemens steam-turbine generator of three heat-recovery steam generators in order to increase capacity of the plant by 178 MW, reaching a total installed capacity of approximately 553 MW.  Because of certain problems with the new turbine, the increase was of 165MW instead of 178MW (see “Item 4. - Our Business – Loma de la Lata” and “Item 8. - Legal Proceedings – Legal proceedings involving Loma de la Lata”).

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

According to the Specific Conditions, the second stage of the Project CTP shall not be performed. The engines that amounted to the 15 MW of the secong stage shall be installed in Loma de la Lata (See “Item 4. – Our Business – Our Generation Business – Loma de la Lata’s 2014 Expansion Project”).

•      Loma de la Lata’s 2014 Expansion Project: In September 2014, the Argentine Government, through the Secretariat of Energy, and the leading companies of the Argentine energy sector (including Loma de la Lata, CPB, CTG, HIDISA, HINISA and EGSSA (now merged into CTG)), executed the 2014 Thermal Generation Expansion Agreement for the expansion of the total thermal generation capacity in Argentina.  The 2014 Thermal Generation Expansion Agreement contemplates the execution of individual agreements between the Secretariat of Energy and each generation company (and its affiliates) to provide for the specific terms and conditions for the execution of new generation projects. On October 27, 2014, Pampa’s Generators executed the Specific Conditions.

Under the 2014 Expansion Agreements, subject to the satisfaction of certain conditions precedent  provided in the Specific Conditions, Pampa’s Generators agreed to expand the generating capacity of Loma de la Lata by 115 MW through the installation of a new aero-derivative gas-fired turbine generator (100 MW) and two gas-powered motor-generators (15 MW). For further information please see “Item4. - Our Business – Generation Business – Loma de la Lata – Loma de la Lata’s 2014 Expansion Project.”

Nihuiles and Diamante

History

In May 2006, we entered into a stock purchase agreement with EDF International S.A. (“EDFI”), a wholly owned subsidiary of Electricité de France (“EDF”), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante.  Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (“Stein”) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante.  In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante.  On that same date, we also made an offer to Nucleamiento Inversor S.A. (“NISA”) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante.  All of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006.  As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million.  In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the capital stock of HIDISA.  Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  As a result, we currently control, directly and indirectly, 61% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million.  As a result we now indirectly own 52.04% of the shares and votes of HINISA.

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

The Province of Mendoza, through EMESA, currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares.  Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares.  Assuming that the Province of Mendoza sells its 37.75% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA.  Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA.  As a result, such shares may be sold at a time and price per share that is adverse to our interests.  As of the date of this annual report, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA.”  We are currently monitoring circumstances with the Province of Mendoza and analyzing our situation in order to preserve all available options to us in the event of a possible sale of the capital stock of HINISA by the Province.

In addition, pursuant to Decree No. 334/2006 promulgated by the Province of Mendoza, HINISA’s by-laws may be amended to ensure that the Province retains certain governance rights in HINISA after disposing of its Class C shares.  The proposed amendments, which would be subject to the approval of our board of directors, would include the Province of Mendoza’s right to vote in respect of any of the following actions: (1) any action that may directly affect the interest of minority shareholders, such as profit distribution policy, exploitation, management and external advisory costs, etc.; (2) changes to the terms and conditions relating to Nihuiles’ electricity generation as a result of the development of the Grande River and Atuel River projects; (3) certain changes to the operational conditions of Nihuiles; and (4) any agreements within the term market of the WEM.

Pursuant to the Decree No. 1651/2007 of the Province of Mendoza, the Province has initiated a public bidding process in order to select a financial advisor to advise the Province in the public offering of its Class C shares and, if such offering is successful, to advise the Province in the sale of its Class D shares.  As of the date of this annual report, we are not aware of the selection of any such financial advisor.  In addition, Decree No.1838/2008 of the Province of Mendoza states that, notwithstanding the provisions of Decree No. 1651/2007, the time period granted to HINISA to obtain the authorization for a public offering of the Class C shares, remains suspended.  As a result, HINISA is not currently seeking any authorization to complete a public offering.

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

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the “Nihuiles System”).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265.2 MW.  Since 1990, the average annual generation has totaled 859 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (516 GWh) recorded in 2014.

HINISA’s revenues consist of sales of energy and capacity.  In 2014, 94% of HINISA’s sales were into the spot market.  Total revenues for the year ended December 31, 2014 were Ps. 85 million, due to energy sales of 549 GWh, 34.1% lower than in 2013, with a hydraulic contribution of 602 Hm3, 15.2% lower than in 2013.

The following chart shows certain relevant statistical data on HINISA(1):

	2010	2011	2012(*)	2013(*)	2014(*)
Net Generation (GWh)	778	586	689	616	516
Energy Purchases (GWh)	302	287	276	217	33
Total Energy Sales (GWh)	1,080	873	965	833	549

Average Price (Ps. / MWh)	158.7	190.7	186.2	167.3	155.6
Average Gross Margin (Ps. / MWh)	66.0	63.6	60.2	33.1	20.6

(*) Note: Gross Margin before depreciation and amortization.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388.4 MW.  Since 1990, the average annual generation has totaled 577 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

HIDISA’s revenues consist of sales of energy and capacity.  In 2014, 92% of HIDISA’s sales were into the spot market.  Total revenues for the year ended December 31, 2014 were Ps. 58 million, for energy sales of 351 GWh, 44.2% lower than in 2013, with a hydraulic contribution of 642 Hm3, 20.5% lower than in 2013.

The following chart shows certain relevant statistical data on HIDISA:

	2010	2011	2012(*)	2013(*)	2014(*)
Net Generation (GWh)	538	406	441	421	322
Energy Purchases (GWh)	313	300	280	209	29
Total Energy Sales (GWh)	851	706	721	630	351

Average Price (Ps. / MWh)	183.2	217.9	215.9	202.7	166.2
Average Gross Margin (Ps. / MWh)	64.0	44.1	49.6	27.9	(24.2)

(*) Note: Gross Margin before depreciation and amortization.

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

In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of Güemes for a total purchase price of U.S. $16.6 million.  In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (“Dilurey”), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco, a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of Güemes, and (2) an additional 8% of the capital stock of Powerco S.A. (“Powerco”).  On June 9, 2010, Dilurey changed its name to Pampa Inversiones.  In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of Güemes, pursuant to which Mr. Peralta and we had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta.  In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000.  In September 2007, Loma de la Lata, one of our wholly owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by Güemes, which were subsequently converted into ordinary shares (representing 74.20% of Güemes’ total voting capital stock).  In addition, on October 3, 2008, we acquired all of the shares of the Güemes employee stock ownership program (representing 2.58% of Güemes’ total voting capital stock).

On September 27, 2013, the boards of directors of CTG, EGSSA Holding S.A. (“EGSSAH”) and EGSSA resolved that it would be beneficial for these companies if they were merged into a single company, where CTG would be the surviving company and EGGSSAH and EGSSA the merged companies. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On November 5, 2013, pursuant to the required procedures, the boards of directors of CTG, EGSSAH and EGSSA approved the special financial statements of each Company for merger purposes, the preliminary merger agreement executed among CTG, EGSSAH and EGSSA, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective corporate reorganization date shall be retroactive to October 1, 2013. On December 20, 2013, a shareholders’ meeting of each company took place, where the merger and all of the documentation relating to it were approved. On February 13, 2014 the final merger agreement was executed.  As a result of this merger, as EGSSAH was a public company, having its shares listed in the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market” or “MERVAL”), CTG as the surviving company requested the relevant authorities for its shares to be listed in the Buenos Aires Stock Market.  As of the date of this annual report, the approvals of the relevant authorities are still pending.  In the case that the respective approvals are not obtained, the Company does not expect significant negative effects, due to the fact that CTG, EGSSA and EGSSAH were consolidated before the merger and continue to be consolidated after it.

The shareholders of Güemes are (i) the Company which currently holds, directly and indirectly, 90.43% of Güemes’ voting capital stock, (ii) the Argentine Government which holds 6.70% of Güemes’ voting capital stock, and (iii) minority public shareholders and the ANSES, which hold the remaining 2.87% of Güemes’ voting capital stock.

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

CTP started commercial operations on May 3, 2011. On July 15, 2011, CTP executed the WEM Supply Agreements under SE Resolution No. 220/2007. The agreed price is U.S.$18,000/MW per month and the amount recognized as maintenance and operation costs is U.S.$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under SE Note No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.  CTP has a firm contract with Petrolera Pampa for up to 172 Dam3 per day, which expires in July 2015.

Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

	2010	2011	2012	2013	2014
Net Generation (GWh)	1,533	1,846	1,533	1,675	1,528
Energy Purchases (GWh)	640	480	483	593	596
Total Energy Sales (GWh)	2,172	2,325	2,016	2,268	2,124
Average Price (Ps. / MWh)	233	224.1	218.6	196.8	293
Average Gross Margin (Ps. / MWh)	76.4	64.8	41.3	51.9	102.4

The following chart shows certain relevant statistical data on CTP:

	2011	2012	2013	2014
Net Generation (GWh)	66	110	130	131
Average Price (Ps. / MWh)	388	411.8	440.3	678.2
Average Gross Margin (Ps. / MWh)	125.8	222.2	n.a.	n.a.

Note: Gross Margin before depreciation and amortization. * Due to CTG merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine.  Güemes had net production of 1,528 GWh in 2014.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW and an average availability level of net production of 1.7 million MWh per year.  Güemes steam turbine combustion equipment is comprised of two Skoda steam turbines, with a gross capacity of 63 MW each, and a third Skoda steam turbine with a gross capacity of 135 MW.  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local spot market and to the Energía Plus market (see “Güemes - Expansion Project” below). Total revenues for the year ended December 31, 2014 (which includes CTG and CTP) were Ps. 711 million, for energy sales of 2,124 GWh for CTG, 6.3% lower than in 2013 and for energy sales of 131GWh for CTP, 0.6% higher than in 2013.

In 2014, Güemes’ generation depended on (i) electricity demand in the provinces of Salta and Jujuy, (ii) the availability of natural gas, and (iii) the transmission restrictions.  A 132 KV transmission line linking Cobos with Salta Norte and North West Region to North East Region (NOA-NEA) and a 500KV high voltage transmission line, enhanced Güemes’ possibility to dispatch its full capacity.

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

Construction was completed on the project in July 2008, and commercial operations commenced in September 2008.  Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.  Our investment in this expansion project totaled approximately U.S. $65 million (see “Item 4. - Our Business – Our Generation Business”).

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

On December 17, 2013, the boards of directors of CTLL and Powerco resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company and Powerco the merged company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 7, 2014, and in connection with the required procedures, the boards of directors of CTLL and Powerco approved the special financial statements for merger purposes of each Company, the preliminary merger agreement executed among CTLL and Powerco, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective corporate reorganization date shall be retroactive to January 1, 2014. The shareholders’ meeting of each company will take place on April 28, 2014, where the merger and all of the documentation relating to it will be approved. On March 11, 2014, the administrative approvals of the CNV and the BCBA were requested, which, as of the date of this annual report have not been granted. Also, on June 3, 2014 the final merger agreement was executed.  Finally, as of the date of this annual report, the approvals of other relevant authorities are still pending.  In the case that the respective approvals would not be obtained, the Company does not expect significant negative effects, due to the fact that CTLL and Powerco were consolidated even before the merger and continue to be consolidated after it.

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with capacity of 178 MW and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 3,421 GWh in 2014, 76% higher than in 2013. Total revenues for the year ended December 31, 2014 were Ps. 947 million.

During the period 1997-2014, the average annual generation has totaled 1,439 GWh, with the highest level of generation (3,421 GWh) recorded in 2014 and the lowest level (272 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2010	2011	2012	2013	2014
Net Generation (GWh)	448	1,185	2,479	1,947	3,421
Energy Purchases (GWh)	29	14	290	425	81
Total Energy Sales (GWh)	476	1,199	2,769	2,372	3,502
Average Price (Ps. / MWh)	192.7	202.9	260.4	237.3	270.4
Average Gross Margin (Ps. / MWh)	24	58.6	118.9	103	228.8

(*) Note: Gross Margin before depreciation and amortization.

Loma de la Lata expansion project

On November 1, 2011, the Company initiated the commercial operations of the Loma de la Lata Project, which involved the expansion of gross generation capacity in Loma de la Lata by approximately 165 MW by converting the plant into a generating combined cycle unit. The project increased the capacity of Loma de la Lata by approximately 50% without the need for additional gas consumption, resulting in greater efficiency. For the expansion mentioned above, the Company has entered into two Project Agreements.

Project Agreements

In 2007, Loma de la Lata entered into certain agreements in order to procure and build an expansion of its Loma de la Lata Power Plant through the conversion to a combined cycle by adding three heat recovery steam generators and one steam turbine (the “Project” or the “Expansion”). For such purpose, on September 6, 2007 Loma de la Lata entered into (i) a construction turnkey contract (as amended, the “Construction Agreement”) with a joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively, the “Builder” or “Contractor”), and (ii) a contract to supply materials, equipment and spare parts from abroad in connection with the project (as periodically amended, the “Supply Agreement”, and together with the Construction Agreement, the “Project Agreements”) with a Joint Venture formed under Law No.18/1.982 of Spain between Isolux Ingeniería SA and Tecna Proyectos y Operaciones S.A. (the “Supplier” and, together with the Builder, the “Project Counterparties”).

Under the Project Agreements, it was expected that commercial operation of the Project would begin in June 2010, the time that was set for the delivery of the formal provisional acceptance of the Loma de la Lata plant under the Project Agreements. Due to different problems, mostly related to the Contractor’s breach, such as delays in compliance and labor disputes, the parties agreed to postpone the beginning of commercial operations until December 5, 2010.

Despite the new settled date, new delays by the Project Counterparties occurred and, in addition to this on February 8, 2011, an operational error, along with an error in design, took place causing extensive damage to the steam turbine, which caused further delays in the startup (the “February 8 Event”).  Consequently, it became necessary to undertake a comprehensive repair of the steam turbine and other parts, which included the performance of tests and an integral review of the turbine.  The greater part of the damage was caused in the turbine rotor, which was repaired but will have to be replaced in no more than three years from the beginning of the commercial operation, if operated at nominal load, based on the recommendation of the manufacturer.

In this context, on March 30, 2011, the Project Counterparties made an offer to Loma de la Lata (the “Offer”) which provided (i) the necessary mechanisms to be adopted in order to repair the damages, (ii) a discount (granted as compensation for breaches) equivalent to the last payment due under the Project Agreements which would be effective upon Provisional Acceptance, and (iii) the steps to be followed in order to initiate the commercial operation of the Project.

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

As described above, under the terms and conditions of the Offer, the Project Counterparties granted Loma de la Lata a compensation for breaches in an amount equal to the amount of the last payment to be made under the Project Agreements which would be effective upon the delivery of the formal provisional acceptance of the Expansion pursuant to the terms of the Project Agreements. The total compensation (including the adjustment) was valued at U.S.$ 18 million.  The Offer was accepted by Loma de la Lata.

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

Finally, the commercial operation of the Expansion began on November 1, 2011, with a provisory baffle plate and blade dummies, with a power of 165 MW. The provisional blade wheel should be replaced when the Project Counterparties and the turbine supplier find a solution to the problem. Additionally, it is estimated that the process of replacing the blades will take about a month.

The Project had a total cost of approximately U.S.$ 230.3 million plus VAT, excluding financial capital costs.

In addition, the Project Agreements provide the application of certain compensations for delays or failures attributable to the Contractor for not delivering the Project in due time.

Given the delays in the handover of the Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties to the obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required the Project Counterparties the payment of the additional penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the banking guarantees issued by BBVA and Commerzbank to secure the Project Counterparties’ obligations under the Project Agreements.

In this context, in 2011, the International Chamber of Commerce’ Secretary, notified Loma de la Lata that an arbitration request had been filed by the Contractor, pursuant to which the Contractor claimed, among other things, the refund of the sums received for the foreclosure of the guarantees.

On December 30, 2011, Loma de la Lata rejected the claim filed by the Contractor before the Court of the International Chamber of Commerce and filed a counterclaim against the Project Counterparties for the integral recovery of the damages caused as a consequence of the Project Counterparties’ defaults under the Project Agreements. See “Item 8. - Legal Proceedings involving Loma de la Lata”.

On November 14, 2012, another major incident occurred in the plant. A failure of the steam turbine protection systems, due to a defective design, caused severe damage to the steam turbine and associated equipment. Loma de la Lata included a claim for the damages produced by the event in the arbitration process against the Project Counterparties, and notified the insurance companies in order to be compensated for the damage suffered. See - “Insurance Claim” below. The steam turbine went back into commercial operation in June 2013.

Insurance Claim

In connection with the accident that occurred in the plant on November 14, 2012, Loma de la Lata made the necessary filings before the insurance companies and followed the usual processes in order to be compensated for the damages suffered due to the new failure. After reporting the incident, Loma de la Lata answered certain inquiries from the insurance companies and received visits from their representatives. Despite the fact that this process is lengthy because of the complexity of the Project, the type of the incident and the magnitude of the damage, the insurance companies accepted the claim and made advance payments to Loma de la Lata.  Loma de la Lata collected from the insurance companies U.S. $ 43.7 million as compensation.  See “Item 8. - Legal Proceedings involving Loma de la Lata”.

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

On December 15, 2010, Loma de la Lata executed an amendment to the above-mentioned contract by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA for a period of three years. The term of the amendment was extended to the total term of the WEM Supply Agreement pursuant to the Specific Conditions (See Item 4.– Our Business – Our Generation Business - Loma de la Lata’s 2014 Expansion Project).

Natural gas supply

To be able to sell the electricity generated by the Loma de la Lata expansion project under the agreement with CAMMESA, Loma de la Lata needed to have firm gas supply contracts in place at the time it begins commercial operations.

Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name.  This gas field is 100% owned by YPF, the largest oil and gas company in Argentina.  The Loma de la Lata gas field delivers approximately 33,000 Dam3 per day.  Loma de la Lata’s maximum gas consumption is estimated at approximately 2,700 Dam3 per day.  Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field and is able to enter into gas supply agreements with gas producers other than YPF and then swap them with YPF in exchange for gas at the site.

Because Loma de la Lata’s Project helps to reduce the consumption of fuel oil and/or gas oil by the Argentine electric system, Loma de la Lata has been granted by the Secretariat of Energy the right to pass through to customers, in its variable cost of production, the cost of gas that Loma de la Lata purchases through the Gas Plus scheme.  The Gas Plus is a program launched by the Secretariat of Energy in order to stimulate natural gas production in tight sands and other new fields.  As stated in SE Resolution No. 24/2008, producers of natural gas will receive a higher price for natural gas volumes sold under this program, but the profit for each development project has to be approved by the Secretariat of Energy.  The authorized prices of gas under the Gas Plus program as of the date of this annual report (U.S. $5.20 per MM BTU) are higher than the regulated gas prices for thermal generation.  As a result of this agreement, the Company, and Loma de la Lata in particular, will become an important consumer of gas obtained under the Gas Plus program in Argentina. Moreover, by means of the Notes No. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation . See “Item 4. - The Argentine Electricity Sector -Natural Gas Supply under the Gas Plus Program”.

During 2014, Loma de la Lata was a party to the following gas agreements:

•         Firm natural gas wellhead supply agreement with Ysur (formerly Apache) for up to 1,100 Dam3 per day.  This contract included about 100 Dam3 per day produced by Petrolera Pampa and expired on December 31, 2014.

•         Firm gas supply agreement with Pan American Energy LLC Argentine branch for up to 1,700 Dam3 per day expiring in December 2014. This agreement was extended until December 2015 and increased its supply for up to 2530 Dam3 per day.

•         Firm gas supply agreement with Petrolera Pampa for up to 172 Dam3 per day expiring September 2014, having an automatic renewal clause.

As of the issuance of SE Resolution No. 529/2014, as amended, generators will depend on the fuels that CAMMESA supplies them for their operations, since through such resolution the Secretariat of Energy appointed CAMMESA as the sole supplier of fuels for the generation sector (See “Item 3. – Key Information – Risk Factors – Risk Relating to our Generation Business – Our ability to generate electricity in out thermal generation plants depends on the availability of natural gas and fluctuations in the supply or price of gas could materially adversely affect our results of operations”). Consequently, as of the termination of the current gas supply agreements, Loma de la Lata will not need to have firm gas supply agreements to ensure the availability of the WEM Supply Agreement executed under SE Resolution No. 220/2007.

Loma de la Lata’s 2014 Expansion Project

In September 2014, the Argentine Government, through the Secretariat of Energy, and the leading companies of the Argentine energy sector (including Pampa’s Generator), executed the 2014 Thermal Generation Expansion Agreement for the expansion of the total thermal generation capacity in Argentina.

The 2014 Thermal Generation Expansion Agreement contemplates the execution of individual agreements between the Secretariat of Energy and each corporation (and its affiliates) to provide for the specific terms and conditions for the execution of new generation projects. On October 27, 2014, the Pampa’s Generators executed the Specific Conditions.

Under the 2014 Thermal Generation Expansion Agreement and the Specific Conditions, subject to the satisfaction of certain conditions precedent (including the execution of a WEM Supply Agreement under SE Resolution No. 220/2007, Pampa’s Generators agreed to execute the Loma de la Lata 2014 Expansion Project to expand the generation capacity of Loma de la Lata by 115MW.

The Loma de la Lata 2014 Expansion Project will be financed by CAMMESA up to an amount equivalent to:(i) the credits arising from the 2008-2015 LVFVDs accrued by Pampa’s Generators as of SE Resolution No. 406/2003 which are not committed to other projects; (ii) the credits arising from the LVFVDs to be accrued by Pampa’s Generators until December 2015 (included) as “Additional Remuneration” which are allocated to the trust included in the new scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended (see “Item 4. The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”); and (iii) cash payments. In order to commit the credits specified in (i) and (ii), Pampa’s Generators assigned said credits to CAMMESA.

The amounts arising from the credits specified in (i) and (ii) above shall be transferred to an account administered by CAMMESA. In order to draw such funds CTLL executed a loan agreement with CAMMESA (see “Item 5.- Debt – Generation – Loma de la Lata). As of April 30, 2015, CAMMESA transferred a total amount of Ps. 577,300,000 which were applied to the contracts for the installation of the aero-derivative gas-fired turbine.

The remuneration scheme for the Loma de la Lata 2014 Expansion Project includes, a WEM Supply Agreement under SE Resolution No. 220/2007 and the scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended. The portion of the generation capacity to be remunerated under the WEM Supply Agreement shall be equal to the percentage resulting from the sum of: (i) the LVFVDs applied for the previous Loma de la Lata’s project and the CTP Project and (ii) the payments made by Loma de la Lata in cash for the Loma de la Lata 2014 Expansion Project; over the total amount of the cost of the Loma de la Lata 2014 Expansion Project.  Such percentage shall apply over the net generation capacity of the unit.

As of the date of this annual report, Loma de la Lata is negotiating with CAMMESA the WEM Supply Agreement under SE Resolution No. 220/2007.  Therefore, such condition precedent for the execution of the Loma de la Lata 2014 Expansion Project provided in the Specific Conditions has not been met yet.

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

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2014 were Ps. 406 million, for energy sales of 3,144 GWh, 17.5% higher than in 2013. During the 1997-2014 period, the average annual generation has totaled 2,167 GWh, with the highest level of generation (3,434 GWh) recorded in 2011 and the lowest level (189 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Piedra Buena:

	2010	2011	2012	2013	2014
Net Generation (GWh)	2,646	3,434	3,265	2,229	3,090
Energy Purchases (GWh)	755	718	565	447	55
Total Energy Sales (GWh)	3,401	4,152	3,829	2,676	3,144
Average Price (Ps. / MWh)	398.50	424	539.80	144.10	129.2
Average Gross Margin (Ps. / MWh)	28.30	28.90	1.80	-12.00	39.7

(*) Note: Gross Margin before depreciation and amortization.

As of the date of this annual report, Piedra Buena is not buying natural gas nor fuel oil pursuant to SE Resolution No. 95/2013. Consequently, CAMMESA centralizes the acquisition of fuels for WEM’s generators (for more information please see “Item 4.-Our Business – The Argentine Electric Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”). It only maintains natural gas transport contracts that were active at the time such resolution was issued, such as, for example, the interruptible gas transportation contract with Camuzzi Gas Pampeana (that expired in May 2014) for a daily-variable capacity, and the interruptible and firm gas transportation contracts with TGS for up to 3,600 Dam3 per day.

In order to perform the major maintenance works in Units 29 and 30 scheduled for the years 2015 and 2016, respectively, CPB executed a loan agreement with CAMMESA (see “Item 5. – Debt – Generation – Piedra Buena”).

Our Transmission Business

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC, a related party of the Company, to acquire 68,400,462 shares of Transelec Argentina S.A. (“Transelec”), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million.  The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina.  Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES.  The remaining 50% of Citelec’s capital stock was more recently acquired equally by Electroingeniería S.A., which in turn transferred its participation to Grupo Eling S.A. and the Argentine state-owned company, Energía Argentina S.A. (“Enarsa”).

Transener was privatized in July 1993, when Citelec was awarded the Argentine Government’s controlling stake in Transener.  In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires.  Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina.  Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 12,279 km Transener also indirectly owns and operates one of the six regional transmission networks in Argentina, the Transba network.  The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,159 km.

Transener also generates additional revenues from, among other things, the construction, operation and maintenance of the Fourth Line, and services provided to third parties.

The Company, Grupo Eling S.A. and Enarsa entered into an operating agreement under which each of the Company, Grupo Eling S.A. and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, the Company, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2014 represented approximately Ps. 21.9 million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2014, were Ps. 1,154.5 million (Ps. 577.2 million on a proportional interest basis), representing 78.2% of Transener’s consolidated net revenues for such period.

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

                On September 23, 2013, Transener requested the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above-mentioned Resolution No. 244/2013.  On March 12, 2014, the ENRE issued Resolution No. 79/2014, through which it established a new annual rate of Ps. 156.2 million effective as from August 2013 and instructed CAMMESA to make the adjustments which were necessary fot he retroactive payment (including the corresponding interest).  On April 3, 2014, Transener presented a Motion for Reconsideration of ENRE Resolution No. 79/2014, which was partially accepted by the ENRE. As a consequence, on November 12, 2014, the ENRE issued Resolution No. 332/2014, through which it established a new annual rate of Ps. 158.6 million from August 2013 and instructed CAMMESA to make the adjustments which were necessary fot he retroactive payment (including the corresponding interest).

                On September 12, 2014, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2014 to December 19, 2014.

Additionally, Transener has requested the ENRE to determine the remuneration corresponding to the Operation and Maintenance of the Fourth Line since December 20th, 2014. As of the date of this annual report, the ENRE had not answered such request.

On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2014, were Ps. 18.1 million (Ps. 9.1 million on a proportional interest basis), representing 1.2% of Transener’s consolidated net revenues for such period. Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession, such as:

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

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2014 were Ps. 304.3 million (Ps. 152.1 million on a proportional interest basis), representing 20.6% of Transener’s consolidated net revenues for such period.

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

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/2004 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba have certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in definitive agreements (the “Definitive Agreements”) for such purpose.  In that sense, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the Definitive Agreements had been entered into, which led to the initiation of judicial claims by both companies.  The UNIREN ACT has stated that the mechanism for the monitoring of costs and the regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, that the delay in the definition of such process was not attributable to Transener and Transba and it could not lead to undermine their rights.

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

In May 2013, Transener and Transba executed with the ENRE and the Secretariat of Energy, the Renewal Agreement, which will be effective until December 31, 2015 and which set forth:

(i)                   the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Cost variation index of Memorandum of Agreement (IVC);

(ii)                 a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

(iii)                a procedure for the automatic update, and payment, of resulting cost variations incurred from January 1, 2013 to December 31, 2015; and

(iv)               the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

On October 25, 2013 and February 14, 2014, Transba and Transener negotiated the Addenda III.

On September 2, 2014, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the 2013 and 2014 Renewal Agreements (the “New Financing Agreements”).  The New Financing Agreements provided: i) that the Financing Agreements, together with their Addendums I, II and III, are concluded; ii) the granting to Transener and Transba of  new loans in the amount of Ps. 622.2 million and Ps. 240.7 million, respectively, corresponding to receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

Also, on March 17, 2015, Transener and Transba executed with CAMMESA the Addenda IV, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstading amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2014, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 850 million and Ps. 367.2 million, and interest income amounting to Ps. 281.4 million and Ps. 213.8 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2014 and 2013, respectively.

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

Considering that the Instrumental Agreements expired on December 31, 2011, Transener and Transba believe that they would be in a legal position to re-submit their claims against the ENRE in order to obtain a new tariff pursuant to the RTI.  See “Item 3. -Risk Factors – Risks related to our Transmission business - If we are not able to renegotiate our transmission tariffs regime directly or gain access to another mechanism to generate additional income with the Argentine Government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations”.

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

Property, plant and equipment

As of December 31, 2014, Transener operated and maintained the following assets throughout 22 provinces in Argentina:

Transmission Lines
500 kV	11,711 km
220 kV	568 km
Connection Equipment
500 kV linkage	37
220 kV linkage	6
132 kV linkage	100
Transformation Equipment
Capacity	13,850 MVA
Reactive Equipment
Capacity	14,919 MVAr

As of December 31, 2014, Transba operated and maintained the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5,584 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	57
66 kV	5
33 kV	194
13,2 kV	333
Transformation Equipment
Capacity	5,550 MVA
Reactive Equipment
Capacity	125,5 MVAr

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

In accordance with the terms of Edenor’s concession, EASA has pledged its 51% stake in Edenor to the Argentine Government to secure the obligations set forth in the concession.  See “Item 4. Our Business – Our Distribution Business - Empresa Distribuidora y Comercializadora Norte (Edenor)—Edenor’s Concession—Pledge of Class A Shares.”

Empresa Distribuidora y Comercializadora Norte (Edenor)

We believe Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2014.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2014, Edenor served 2,801,121 customers.

Merger process

On October 7, 2013, Edenor resolved to initiate the proceedings pursuant to which Edenor will absorb Emdersa Holding S.A. (“EMDERSAH”) in order to optimize its resources, simplifying its corporate, administrative and operating structure.  On December 20, 2013, the merger of EMDERSAH into Edenor was approved by an extraordinary shareholders’ meeting, as well as all documentation and information required by applicable regulation towards that end. As of the date of this annual report, the approval of the merger by the Superintendence of Corporations (Inspección General de Justicia or “IGJ”) is pending. The effective reorganization date for all legal, accounting and tax purposes will be retroactive to October 1, 2013 (For more information please see “Item 4. Our Business – Asset Sales and Acquisitions”).

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

In September 2005, Edenor entered into the Adjustment Agreement.  The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007 (the “Adjustement Agreement”).  Pursuant to the Adjustment Agreement, the Argentine Government granted Edenor an increase of 28% in its distribution margin, subject to a cap in the increase of Edenor’s average tariff of 15%, to be allocated solely to Edenor’s non-residential customers (including large users that purchase electricity in the wheeling system).  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the Edenor RTI.  See “Tariffs.”

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

Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI.  The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments.  For the year ended on December 31, 2008, Edenor recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments.  Edenor did not record any adjustments since 2009.  Pursuant to SE Resolution No. 32/2015, Edenor was granted with an increase in income which does not imply a change of the current electricity tariff to be applied to customers, in this respect, Edenor understands that the adjustment of fines and penalties subject to the payment plan under the terms of the Adjustment Agreement does not apply. As of the date of this annual report, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay the balance in accordance with the payment plan provided for in the Adjustment Agreement, although Edenor cannot be certain of the amount, if any, that will ultimately be forgiven.  This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.  In 2014, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 252.2 million, which represented 7% of Edenor’s energy sales.  As of December 31, 2014 Edenor’s accrued fines and penalties amounted to Ps. 1,102.8 million, as compared to Ps. 923.8 million as of December 31, 2013.

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

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, plus the fixed  and variable charges contemplated under SE Resolution No. 347/2012; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them.  Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases.  Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.  As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is similar to that of other large users because Edenor does not incur the corresponding cost of electric power purchases related to those sales.

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/2008, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh. In 2014, Edenor collected Ps. 482.9 million through PUREE (as defined below) funds.

On November 7, 2011, the Secretariat of Energy issued SE Resolution No. 1301/2011 establishing seasonal summer programming, eliminating subsidies for certain economic activities for which the relevant customers, according to such resolution, are in a position to pay the real costs of the service.

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

Also on February 13, 2007, the ENRE authorized Edenor to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of the date of this annual report, Edenor had invoiced the total amount.

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

As of the date of this annual report, fourteen additional increases in total under the CMM since May 2008, that have been recognized by ENRE pursuant to SE Resolution No.250/2013 and SE Notes No. 6852/2013, 4012/2014, 486/2014 and 1136/2014 with retroactive effect from May 2008 until December 2014. However, these increases have not yet been incorporated into Edenor’s tariff structure. Under the terms of the Adjustment Agreement, these fourteen increases should have been incorporated into Edenor’s tariff structure in May and November of each year from 2008 on.

As of December 31, 2014, Edenor submitted to the ENRE the fourteen requests for CMM adjustments described in the table below:

		CMM
	Application	Adjustment
Period	Date	Requested	Status
November 2007 - April 2008	may-08	5,79%	Granted but not incorporated into tariffs
May 2008 - October 2008	nov-08	5,68%	Granted but not incorporated into tariffs
November 2008 - April 2009	may-09	5,00%	Granted but not incorporated into tariffs
May 2009 - October 2009	nov-09	5,03%	Granted but not incorporated into tariffs
November 2009 - April 2010	may-10	6,83%	Granted but not incorporated into tariffs
May 2010 - October 2010	nov-10	7,48%	Granted but not incorporated into tariffs
November 2010 -April 2011	may-11	6,12%	Granted but not incorporated into tariffs
May 2011 - October 2011	nov-11	7,69%	Granted but not incorporated into tariffs
November 2011 -April 2012	may-12	8,54%	Granted but not incorporated into tariffs
May 2012 - October 2012	nov-12	6,98%	Granted but not incorporated into tariffs
November 2012 - April 2013	may-13	6,88%	Granted but not incorporated into tariffs
May 2013 -October 2013	nov-13	8,37%	Granted but not incorporated into tariffs
November 2013 - April 2014	may-14	14,40%	Granted but not incorporated into tariffs
May 2014 - October 2014	nov-14	11,19%	Granted but not incorporated into tariffs
Cummulative		176,80%

On May 7, 2013, pursuant to the SE Resolution No. 250/2013, Edenor was authorized to compensate with the CMM recognition, the debt registered under the PUREE for the period from May 2008 through February 28, 2013.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. Edenor is also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. Furthermore, and according to SE Notes No. 6852/2013, 4012/2014, 486/2014 and 1136/2014, the effect of SE Resolution No. 250/2013 was extended, authorizing compensation of the debt registered under PUREE against the CMM recognition for the period ending on December, 2014.

As of December 31, 2014 and 2013 the amounts collected by Edenor through the PUREE (net of the effects of SE Resolution 250/2013 and SE Notes No. 6852/2013, 4012/2014, 486/2014 and 1136/2014 in the year 2014), amounted to Ps. 17.5 million and Ps. 108.6 million, respectively, and have been disclosed under other current and non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariffs, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in SE Resolution No. 1037/2007, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. Despite the fact that the effects of these regulations are a significant step towards the recovery of our situation, such regulations do not provide a definitive solution to Edenor’s economic and financial equation.

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

In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Such additional income results from the difference between a “theoretical” tariff schedule set forth in such resolution and the current tariff schedule in force for each category of users, as determined and monthly reported by the ENRE to the Secretariat of Energy and CAMMESA. This “theoretical” tariff schedule did not include any adjustment method to reflect future variations in costs.

In addition, SE Resolution No. 32/2015 established that the PUREE funds shall be deemed part of Edenor’s income as from February 1, 2015 on account of the future RTI. Additionally, Edenor was allowed to compensate PUREE debts against credits arising from CMM adjustment up to January 31, 2015, including any interest accrued thereunder.  Edenor was also authorized to offset any surplus sale settlement with maturity dates to be determined issued by CAMMESA in its favor. If any debt is outstanding after compensation is effected, Edenor should cancel its debt pursuant to a payment plan to be agreed upon with CAMMESA.

Also, SE Resolution No. 32/2015 established that Edenor shall comply with Clause 22.1 of the Adjustment Agreement and suspend any administrative or judicial claims that may have been initiated against the Argentine Government in relation to compliance with clause 4.2 of the Adjustment Agreement. As of the date of this annual report, Edenor’s Board of directors was analyzing the scope of this provision and evaluating its impact on us.

Furthermore, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the overall electricity rate review stipulated in the Adjustment Agreement be carried out by the ENRE. See “Item 8. Legal Proceedings – Distribution.”

Although SE Resolution No. 32/2015, SE Resolution No. 250/2013 and SE Notes Nos. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 have provided additional sources of incomes to Edenor, most of these adjustments have not been incorporated into its tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by SE Resolution No. 32/2015 may prove insufficient to support the real variation in costs. Therefore, the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached, will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine Government.

Customers.  As of December 31, 2014, Edenor served 2,801,121 customers.  Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 43% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2014, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2014, this category accounted for approximately 17% of Edenor’s electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  As of December 31, 2014, the total number of such large users was 710, and this category represented approximately 20% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 5% of Edenor’s electricity sales.

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

Shantytowns.  In accordance with the terms of its concession and given the nature of public service that the distribution of electricity is granted under Argentine law, Edenor is required to supply electricity to all users whithin the concession area, including low-income areas and shantytowns located within its service area.  In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns.  Under this agreement, Edenor has the right to receive compensation for the services provided to to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund sponsored by the Argentine Government and the Government of the Province of Buenos Aires.  The Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of such compensation, net of taxes, paid by those customers with payment problems and meter irregularities that is transfer to distributors as compensation.

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

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an Addendum with the Argentine Government and the Government of the Province of Buenos Aires, to extend the Amended 2003 Framework Agreement for a term of four years.  Such extension was approved on September 21, 2012 by Resolution No. 248/2012 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247/2012.  As of December 31, 2014, the Amended 2003 Framework Agreement had expired, and Edenor is currently negotiating with the Argentine Government and the Government of the Province of Buenos Aires to extend its term.

At December 31, 2014 and 2013, receivable balances with the Argentine Government and the Government of the Province of Buenos Aires amounted to Ps. 75.8 million and Ps. 56.9 million, respectively.

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

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2003:

	Year ended December 31,
	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Technical losses	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%
Non technical losses	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%
Total losses	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%

Other Businesses

Petrolera Pampa

On January 21, 2009, we constituted Petrolera Pampa in order to supply our thermal plants.  The Gas Plus Program, which was promoted by the government to attract investments, was a motivation to follow this path.  The first agreements were made through partnerships in projects with proved gas reserves to be developed by major oil and gas companies like Ysur (formerly Apache) and Petrobras. The next step for the company was to negotiate agreements that involve potential oil and gas production with Petrolera Pampa as operator.  Recently, we executed an investment agreement with YPF, by which Petrolera Pampa has committed to invest U.S.$151.5 million in exchange for 50% of the hydrocarbons production from the Rincón del Mangrullo block (the “Block”), located in the province of Neuquén.

                On November 6, 2013, the shareholders’ meeting of Petrolera Pampa resolved to request the authorization of the CNV for an initial public offering of its shares in the Buenos Aires Stock Market, increasing its capital stock for up to an amount of 59,700,000 shares. On December 12, 2013, through Resolution No. 17,248, the CNV granted Petrolera Pampa the required authorizations for the initial public offering of its shares (the “IPO”). As a consequence, on January 14, 2014, Petrolera Pampa issued 59,700,000 new ordinary shares with a par value of Ps.1 and entitled to 1 vote per share, representing 50% of Petrolera Pampa’s capital stock. Additionally, the shareholders of Petrolera Pampa prior to the IPO (the Company and Pampa Participaciones) assigned to their shareholders as of October 15, 2013, their preemptive and accretion rights over the capital stock increase. Thus, as a result of the capital stock issuance, 17,839,483 shares were subscribed in exercise of such preemptive rights and 41,860,517 were subscribed in exercise of such accretion rights.

As of the date of this annual report, we directly and indirectly control 49.74% of Petrolera Pampa’s capital stock.

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

In July 2012, the Argentine Government issued Decree No. 1277/2012 through which it regulated Law No. 26,741, and repealed those provisions of Decrees No. 1055/89, 1212/89 and 1589/89 which provided: (i) the right to dispose of hydrocarbon production (both placed on the domestic market and for export), (ii) free pricing, and (iii) exemption from any duty, law and/or retention on exports and imports hydrocarbons. In turn, it created the National Register of Hydrocarbon Investments wherein Hydrocarbon sector companies must register and the Committee on Strategic Planning and Coordination of the National Investment Plan for Hydrocarbons, whose main role will be to carry out the National Investment Plan for Hydrocarbon (“Plan Nacional de Inversiones Hidrocarburiferas”), for which companies must timely provide to the Committee the technical, quantitative and/or economic information that is requested, is necessary to evaluate the performance of the sector. Companies must also submit an Annual Investment Plan conforming to the National Investment Plan for Hydrocarbons. The Decree also authorizes the Commission to publish reference prices for each of the components of costs and sales, and reference prices for fuel, which is intended to allow coverage of production costs attributable to the activity while obtaining a reasonable profit margin. The Commission may apply different types of sanctions for noncompliance.

On October 31, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the exploration and production of unconventional hydrocarbons (which were not regulated in the previous Law), the extension of the concessions and royalties rates, as follows:

•         Regarding exploration permits, the term of permits for conventional exploration is divided into 2 periods of up to 3 years each plus a discretionary extension of up to 5 years.  Thus, the maximum possible duration of exploration permits is reduced from 14 to 11 years.

•         For unconventional exploration, the term of permits is divided into two 4-year terms, plus a discretionary extension of up to 5 years, providing for a maximum term of 13 years. In the case of off shore permits, the term is divided in two periods of up to 3 years (with a discretional extension of 1 year each period) and a discretional extension for up to 5 year, providing for a maximum term of 13 years.

•         Regarding exploitation concession, the term of conventional production concessions has been maintained in 25 years. For unconventional exploitations, a 35-year term is provided, including an initial pilot plan of up to 5 years. For offshore production, concessions will be granted for periods of up to 10 years.  Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a 10-year term.  Law No. 27,007 establishes successive extensions to conventional and unconventional concessions for 10-year periods. Even the concessions which are currently in force and those which have already been extended once, can be extended again.

•         In respect of the reservation of areas and the carry method, Law No. 27,007 eliminates the possibility for the Federal Government and the Provinces to reserve areas for the exploitation by public entities or state-owned companies as from the date in which Law No. 27,007 entered into force and effect. However, contracts already executed by said provincial entities or companies for the exploration and development of reserved areas continue to be subject to the regulations in force prior ro Law No. 27,007.

•         Regarding exploration permits and production concessions, Law No. 27,007 updates the values of the applicable rights.  In the case of exploration permits, it establishes the possibility of compensating up to 90% with investments in exploration during the second period of the term and of the extension, when applicable.

•         Regarding royalties, the general 12% rate provided in the Hydrocarbons Law is maintained. As in the previous law, the possibility of reducing the rate in exceptional cases up to 5% is also maintained, as well as the possibility of increasing it 3% upon successive extensions. It also introduces a maximum limit to such rate in all cases of 18%.  It also provides the possibility for the grantor to apply a reduced rate of up to 50% for projects of (i) production in which enhanced or impoved oil recovery techniques are applied, (ii) for extra-heavy oil exploitations and (iii) for offshore explotaitions.

Law No. 27,007 provides that the National Executive Branch shall include in the Promotional Investment Regime established by Decree No. 929/2013 the direct investment projects that contemplate investments for an amount of U.S.$ 250 million in a 3-year period. Currently, the benefits under this regime apply to projects for amounts higher than U.S.$ 1,000 million in a 5-years period.

The benefits under this promotional regime will be enjoyed after the third year and shall apply to 20% of the production of the project, in the case of on shore projects –whether conventional or unconventional- and to 60%, in the case of offshore projects. To qualify as an off shore project, the wells’ depth measured between the surface and the seabed must be of at least 90 meters.

Law No. 27,007 also provides two contributions payable to the Provinces in connection with the projects subject to this promotional regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the Commission created by Decree No. 1277/2012 considering the size and scope of the project, to develop infrastructure projects in the relevant Province and payable by the Federal Government.

Finally, Law No. 27,007 provides that the Federal Government and the provinces will promote the adoption of uniform fiscal legislation to foster hydrocarbon activities.

Gas Market

Various reforms of the gas market aim to regulate the supply of gas to ensure that priority demand (i.e., households and small retailers) is met.  This scheme is known as the Producers’ Agreement. In this respect, demand is divided into the following segments:

•         Households and small retailers (“priority demand”)

•         Compressed natural gas

•         Industrial/ power plants

•         Exports

Each segment pays a different price for gas, with the industrial and the export segments being the only segments that admit the free establishment of prices.  The new regulatory structure, which was established by Resolution No. 208/2004, Resolution No. 599/2007 and Resolution No. 1070/2010, among others, set forth that each producer must maintain sales of gas to each sector at the same levels as in 2006, and if they do not on grounds of decreased output, there will be a re-allocation of their gas in such a manner as to ensure that priority demand should always be met.  The prices in local currency of the regulated segments, except for the priority demand segment, underwent slight increases in the past years, in order to gradually move them nearer the unregulated price, which is much higher than the present-day prices in the rest of the sectors.

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

In February 2013, the Commission’s Resolution No. 1/2013 was published, creating the Encouragement Program for Excess Injection of Natural Gas (the Programa de Estímulo a la Inyección Excedente de Gas Natural or “Encouragement Program”) whose objective is to evaluate and approve projects that contribute to national self-sufficiency in hydrocarbons through increases in gas production and injection into the domestic market, and projects that generate higher levels of activity, investment and employment in the sector.

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

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves will be entitled to a series of tax credits that they may apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution No.394/2007. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008.  These tax credit certificates issued by the Secretariat of Energy are transferable.

In February 2012, the Petróleo Plus Program was suspended for companies that produce more than 1,300 m3/day of oil due to the modification of the market conditions under which such program was initially created, by giving compensation to certain companies to improve the final price of exported oil. This compensation was eliminated by the Ministry of Economy’s Resolution No. 1/2013 mentioned below. The Secretariat of Energy through SE Resolution No. 438/2012, granted to companies that export oil and produce less than 1,300 m3/day a compensation of 28 U.S.$ / bbl.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013 which raised the cutoff values of Resolution No. 394/2007 from U.S.$ 42/bbl to U.S.$ 70/ bbl, thus increasing income accruing to the oil exporters.

On December 29, 2014, the Ministry of Economy issued Resolution No. 1,077/2014 which revoked Resolution No. 394/2007 and established new export tax rates which are linked to the international price of crude oil to be determined from monthly Brent reference value minus eight dollar per barrel (8.0 US $ / Bbl). The new regime set as the cutoff value the amount of U.S.$ 71 / Bbl.  If the international price of oil does not exceed U.S.$ 71 / Bbl, the producer shall pay export duties of 1% of that value.  Above U.S.$ 80 (which yield an international price of U.S.$ 72 / Bbl) variable deductions will be settled.

In February, 2015, the Commission’s Resolution No. 14/2015 was published, creating the Programa de Estímulo a la Produccion de Petroleo (the “Oil Encouragement Program”).  Companies which participate in the Oil Encouragement Program, agree to a minimum production (the “Base Production”) and can expect to receive U.S.$ 3/Bbl or U.S.$ 2/Bbl (depending if it is for local market or for export) for any Bbl in excess of the Base Production up to a maximum price per Bbl of 70 U.S.$ /Bbl for Escalante oil and 84 U.S.$/Bbl for Medanito oil.

Petrolera Pampa’s Projects

New Investment Agreement with YPF

On November 6, 2013 Petrolera Pampa entered into an investment agreement with YPF, in which Petrolera Pampa has committed to invest U.S.$151.5 million in exchange for 50% of the hydrocarbon production of the Rincón del Mangrullo block, located in the province of Neuquén and corresponding up to the Mulichinco geological formation.

The Agreement is composed by two investment phases. During the first phase, Petrolera Pampa has committed to invest up to U.S.$81.5 million in 3D seismic surveys and the drilling, completion and commissioning of 17 additional wells. Moreover, YPF will build the processing plant and gas pipelines necessary to support the production. Once the first investment phase is finished, Petrolera Pampa has an option to continue to the second phase of up to U.S.$70 million.

When the two phases have concluded, the parties shall carry the necessary investments to develop the Block, in accordance with the respective share participations.

As of the date of this annual report, Petrolera Pampa had invested U.S.$ 64.2 million in the drilling of 17 wells (from which 14 are in production and 2 waiting to be terminated) from the first investment phase.  U.S.$53,6 million have been effectively paid.

Investment Agreement with Ysur (formerly Apache)

On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache (currently Ysur) to jointly engage in the development and exploitation of unconventional gas repositories.

The partnership with Ysur has a daily target production of 700,000 m3 per day for three years of unconventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively.

In order to meet the daily target production for the three-year period, Petrolera Pampa initially estimated an investment of U.S. $20 million to be made between 2010 and 2013, which represents 15% of the necessary investments for the development of such gas production, allowing it to obtain a proportional participation in the production.  As of the date of this annual report, we had invested approximately U.S. $17.5 million in 22 productive wells, reaching the daily target production.  The investment agreement expired in December 2013. From such date, Petrolera Pampa receives the proceeds of the already drilled wells until the end of their productive life, and it will support the costs associated with the operation of such wells.

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

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $16 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling of up to nine wells (between 2011 and 2015), which represented an estimated investment for Petrolera Pampa of approximately U.S. $ 24 million.  As of the date of this annual report, five wells had been drilled, and the daily target production was achieved in March 2012. Investments in the five wells represented an investment of U.S. $ 20.6 million for Petrolera Pampa.

All the production obtained under this agreement was assigned to EGSSA (now merged into CTG) under the Gas Plus regime.

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

As consideration for such acquisition, Petrolera Pampa committed to invest up to U.S. $22 million in the drilling of the first four wells.  Taking into consideration that the agreement has a daily target production of 400,000 m3 per day for four years, the preliminary plan estimate called for drilling up to nine wells (between 2013 and 2017), which represents an estimated investment for Petrolera Pampa of approximately U.S. $ 33 million.  As of the date of this annual report, four wells had been drilled, and the daily target production was achieved in July 2013. Investments for the four wells have been completely paid, representing an investment of approximately U.S. $ 22 million for Petrolera Pampa.  For the 2015-2017 period, we expect to continue with the aforementioned investment plan in order to achieve the daily target production.

All of the production of unconventional natural gas under this agreement has been assigned to supply Loma de la Lata under the Gas Plus Program.

Association Agreement with Rovella, Gas y Petróleo de Neuquén S.A. (“G&P”)

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

During 2014, Petrolera Pampa completed all of its investment commitments. G&P as the concessionary of the area, filed with the provincial authority an authorization to divide the area in three different concessions, one for evaluation and the other for exploitation, reversing the remaining part to the province.

In mid 2014, we started the investment to build the processing plant and gas pipelines required to connect the area to the gas transportation system and start producing from there.

The total amount invested by Petrolera Pampa was U. S.$ 12.5 million. In the event of hydrocarbon production in the area, Petrolera Pampa shall be entitled to recover U. S.$ 3 million related to investments made for and on behalf of the other partners.

As of December 31, 2014 and 2013, according to estimates made by the management of Petrolera Pampa, it recognized an impairment of Ps.12.6 and Ps.3.5 million, respectively.

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

During 2012, Petrolera Pampa began with the fulfillment of the agreed investments, performing the reinterpretation of existing 3D seismic studies and the completion of two hydraulic fractures in an existing well. As a result of the work performed, the well has proved productive but, according to estimates made by the management of Petrolera Pampa, it recognized an impairment of Ps. 9.2 million.

As of the date of this annual report, the drilling of one well is pending according to the agreement for the exploitation of hydrocarbons in the “El Caracol Norte” block.

Other Projects

As of the date of this annual report, Petrolera Pampa is negotiating new agreements for the exploitation and exploration of hydrocarbons in Argentina.

TGS

The Company owns 100% of the shares of PEPCA S.A. (“PEPCA”), which in turn owns 10% in CIESA, which in turn owns 51% of TGS.  Also, the Company holds, through PISA, the character of “Beneficiario” and “Fideicomisario” under the MSA Trust, owner of 40% of the capital stock of CIESA (See “CIESA Transaction” below).  Therefore, the Consolidated Financial Statements of the Company do not show the numbers of TGS.  TGS is the largest gas transportation company in Argentina, and it operates the most extensive gas pipeline system in Latin America.  In addition, it is leader in the production and sale of natural gas liquids (NGLs) for the domestic and export markets.  It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires.  Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its subsidiary company Telcosur S.A.

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

CIESA Transaction

On January 27, 2011, we acquired from AEI and through our subsidiary PISA, all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S.$ 199.6 million nominal value of the floating rate notes due April 22, 2002, issued by CIESA on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities”) and the rights over certain lawsuits related to the CIESA Bonds. The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002. Pampa acquired the capital stock of Inversiones Argentina I for U.S.$ 136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S.$ 322 million. CIESA is the controlling company of TGS. TGS is a leading gas transportation company in Argentina. TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation. On April 8, 2011, we acquired, directly and indirectly, 100% of the capital stock of Enron Pipeline Company Argentina S.A. (now known as PEPCA), which owns 10% of the capital stock of CIESA, which in turn owns 55.3% of the share capital of TGS, for a total price of U.S.$ 29.0 million.

In connection with the acquisition of the CIESA Bonds and the other assets related to CIESA described above, on April 28, 2011, the Company and its subsidiaries Inversiones Argentina I, Pampa Inversiones  and PEPCA entered into an agreement (the “Acta Acuerdo”) with Petrobras Energía , Petrobras Hispano S.A. (“Petrobras Hispano”), and CIESA, pursuant to which the parties thereto agreed to (i) continue negotiating to reach an agreement to re-implement the restructuring of the CIESA Liabilities, (ii) cause CIESA to vote in favor of a dividend payment by TGS in an amount of approximately U.S.$ 239 million (the “TGS Dividend”), which was declared by the shareholders’ meeting of TGS on April 29, 2011 and (iii) set up a trust (the “MSA Trust”) to hold CIESA’s pro rata portion of the TGS Dividend which, to the extent the restructuring of the CIESA Liabilities is completed, will be distributed as follows: (x) an amount equal to 4.3% of the TGS Dividend will be distributed to the Company (or its designee) and (y) the remainder, net of CIESA operating expenses for fiscal year 2011, will be distributed to the shareholders of CIESA following the restructuring of the CIESA Liabilities pro rata to their respective holding in CIESA. To the extent the restructuring of the CIESA Liabilities is not achieved as agreed by the parties to the Acta Acuerdo, the pro rata portion of the TGS Dividend held in trust shall be distributed to CIESA.

On May 10, 2011, we entered into a Memorandum of Understanding (the “MOU”) with Inversiones Argentina I, Pampa Inversiones S.A., PEPCA, Petrobras Energía, Petrobras Hispano Argentina S.A. and CIESA, in which the parties to the MOU agreed: (i) to suspend (“standstill”) until May 10, 2012, the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía, Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”), pending before the Supreme Court of the State of New York (Index No. 600245/09E), and to make best efforts to re-implement (x) the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 among CIESA, Petrobras Energía, Petrobras Hispano Argentina S.A., PEPCA, ABN AMRO Bank N.V. Argentine branch (acting in its capacity as trustee) and the financial creditors of CIESA, as amended from time to time (the “Restructuring Agreement”), regarding the CIESA Bonds and (y) two derivatives transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000, respectively. Following the execution of the MOU we have become a party to the Restructuring Agreement. The foregoing is subject to obtaining the necessary governmental approvals to (i) implement the Restructuring Agreement; and (ii) timely withdraw all the claims and actions relating to the CIESA Action.

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

In the Company’s opinion, the abovementioned transaction was tacitly approved by the Argentine Antitrust Commision. The grounds for deeming the transaction approved are that (i) as of December 2011 there was a positive ruling from said commission recommending the Secretary of Interior Commerce to approve the Company’s purchase of 40% of the capital stock and votes in CIESA, and (ii) since such ruling, the commission has not issued any resolution advising on the contrary. Accordingly, the Company believes that the terms and conditions of the Restructuring Agreement have been met and therefore it believes that it would be in a legal and factual position to assume the right to co-control CIESA, and indirectly TGS. As of the date of this annual report, the board of directors of the Company is evaluating the legal and factual implications and other courses of action without having yet made a decision.

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

Such suspension was requested pursuant to the commitment undertaken with the Argentine Antitrust Commission and the ENERGAS by CIESA, PEPCA, Petrobras and the Company on August 29, 2011, in the filings submitted before both entities seeking the approval of CIESA’s Restructuring Agreement. In this respect, as of the date of this annual report, the corresponding governmental approvals have not yet been granted.

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

Description of Business Segments

Regulated Segment: Gas Transportation

In 2014, revenues from this business segment amounted to Ps.744.1 million, showing an increase of Ps.83.1 million compared to the Ps.661.0 million recorded in 2013. This rise is based on the low increase in regulated tariffs provided by Resolution No. 2852/2014 and higher revenues from interruptible natural gas transportation, as well as energy exchange and displacement.

During the winter of 2014, the TGS gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority continued restricting the supply of natural gas to the industrial market with a view to reorienting and allocating gas to so-called priority users, mainly residential, commercial, and compressed natural gas (“CNG”) users. Imposed restrictions affected both direct carriers who maintain natural gas transportation service agreements with TGS and grid-connected industries within the country’s distribution zones and nearby gas field areas. However, such industrial restrictions were lower as a result of a decrease in residential consumption due to higher ambient temperatures in 2014 compared to the previous year.

As it is publicly known, regulated natural gas transportation tariffs have not been updated, modified and/or readjusted since 1999 as a result of the passing of the Public Emergency Law, which was successively extended to stretch out the effectiveness of the declaration of emergency in Argentina and its effects until December 31, 2015. Effective as from April 2014, ENARGAS Resolution No. 2852/2014 provided for a considerable increase in the tariff scheme applicable to natural gas transportation services, reaching a total 20% increase in the month of August 2014. However, such increase is insufficient to offset the significant cost increases verified during the last few years, despite TGS’s continuous streamlining efforts, which resulted in the Company having for the first time an annual operative loss in this business segment.

Regarding gas pipeline system expansions, Petrolera made progress in the development of natural gas transportation capacity expansion works commenced in 2006, which will allow for transportation of a total incremental volume of 10.7 million cubic meters per day, of which 8.7 MMm3/d are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS monthly receives an Access and Use Charge(“CAU”), which has remained unchanged since its creation in 2005. These expansion works —planned in successive commissioning stages— are developed and funded under the Gas Trust Indenture Program, with cash contributions by third-party investors, gas producers, and carriers winning the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and marketing of gas liquids is not regulated by ENARGAS.

In 2014, this segment’s revenues accounted for 75% of TGS total revenues, which have increased by Ps.1,178.0 million this year, from Ps.2,065.3 million recorded in 2013 to Ps.3,243.3 million in 2014.

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

Despite the prevailing restrictions on natural gas processing at Complejo Cerri imposed by the National Government, and thanks to effective resource management, in 2014 production was higher than in 2013 by 60,214 tons (6.6%). It should be noted that the key drivers for such increased production include, inter alia, favorable weather conditions, the lower processing level of Complejo Cerri upstream plants —which has helped natural gas arrive much more enriched, thus allowing for higher yield per processed cubic meter— and the proper administration of maintenance plans for Complejo Cerri.

Sales prices marketed by TGS during 2014 were on average lower than those recorded for 2013, as a result of the sharp decrease, as from the fourth quarter of the year 2014, of propane, butane and natural gas reference prices, which suffered 64%, 52% y 46% year-to-year decreases, respectively, thus reaching their minimum levels in the last 6 years. Factors such as an excess supply and the geopolitical situation of the main natural gas and oil producers were the main reason of this decrease, the impact of which may continue adversely affecting revenues from sales in this business segment.

Besides, costs of natural gas used as RTP continued their upward trend after the substantial increase in gas costs in 2013 as a result of the price guidelines established by the Government to enforce the Supplier of Last Resort program. For such reason, natural gas purchase prices at the wellhead recorded increases of approximately 30% (in U.S. Dollars) in 2014.

Therefore, the decrease in sales prices and the increase in gas costs have both contributed to the decrease in TGS’ operating margins within this segment. The implementation of several measures allowing for an improvement in the natural gas liquids recovery performance in Complejo Cerri and the execution of new natural gas supply agreements at reasonable prices, as well as the favorable weather conditions and lower restrictions in the reception of natural gas for the RTP have allowed to mitigate such situation.

Sales of Gas Liquids by Destination Market

In Thousands of Tons, 2009-2014

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

This segment represented 7% of TGS’ total income in 2014. Revenues from the midstream business have evidenced an increase compared to the previous year, resulting mainly from the generation of new services associated with the operation, assignment and control of operations to producers, and, to a lower extent, from the execution of the expansion works initiated in 2006 under the Financial Trust Programs. Furthermore, there has been an increase in revenues from compression treatment, operation and maintenance services due to a price adjustment and the effect of the appreciation of the exchange rate.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plant and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged U.S. $82,218 per month in 2014 (approximately U.S. $25.3 per m2).  For building expenses, our monthly payments in 2014 averaged approximately Ps. 107,103.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

	At December 31,
	2014		2013
	(in millions of pesos)
Generation	Ps.	2,070.6	Ps.	1,731.3
Distribution		6,412.5		4,952.7
Holding and others		735.0		218.7
	Ps.	9,218.1	Ps.	6,902.7

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $2,231 million.  In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$1,973.6 million for Transener and U.S.$466.9 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines for up to U.S. $1 million.  In our distribution business, our physical assets are insured for up to U.S. $1,046.7 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

Asset Sales and Acquisitions

Spin-off Process – EMDERSA

In order to carry out the sale of certain of Empresa Distribuidora Eléctrica Regional S.A.’s (“EMDERSA”) former subsidiaries, Edenor, the controlling company of EMDERSA, was required to cause EMDERSA to complete a partial spin-off process (the “Spin-off Process”), which resulted in the creation of three new investment companies, (i) EDESAL Holding S.A. (“EDESALH”), holder of 99.99% of the capital stock and votes of Empresa Distribuidora San Luis S.A. (“EDESAL”), (ii) EDESA Holding S.A. (“EDESAH”), holder of 90% of the capital stock and votes of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), and (iii) EGSSAH, holder of 99.99% of EGGSA’s capital stock and votes. EMDERSA was to retain 99.99% of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Shareholders’ Meeting, which was resumed on January 13, 2012 after a recess, the Spin-off Process was approved.

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

EDESA Sale

On April 23, 2012, Edenor’s Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor and its subsidiary EMDERSAH, for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights of EDESAH, holder of 90% of the capital stock and voting rights of EDESA, which in turn owns 99.99% of the capital stock and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (“ESED”), and (ii) the remaining 0.01% of ESED.

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

As collateral for the payment of the price of the EDESA Sale, SIESA granted a second ranking share pledge over 23.53% of the shares of EDESA in favor of Edenor.

AESEBA and EDEN Sale

On February 27, 2013, Edenor’s Board of Directors unanimously approved an offer sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for (i) the acquisition of the shares representing 100% of the capital stock and voting rights of AESEBA, an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company holding the concession area in the north region of the Province of Buenos Aires; and (ii) the assignment of certain credits that EASA (the controlling company of Edenor) had with EDEN. The price offered by the Buyer has been paid through the assignment to Edenor of certain rights under a trust established for purposes of the transaction to receive debt securities of Edenor, in an amount equivalent, as of the date of the acceptance of the offer, to U.S.$85 million face value, which are to be cancelled by Edenor as such bonds are released to it in accordance with the terms and conditions of the trust. As part of the transaction, and in order to guarantee the obtention of funds necessary to acquire the Edenor bonds to be received by such company, U.S.$8.5 million of Argentine sovereign debt bonds multiplied by a certain factor was to be deposited into the trust on or before April 30, 2013.  As collateral for the portion of the price to be paid at that later date, the Buyer granted a pledge over 30% of the shares of AESEBA. On April 5, 2013 the transaction was settled in accordance with the terms described above. At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively. As of the date of this annual report, the Trust has purchased the totality of Edenor corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for U.S.$.10 million and U.S.$.68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were cancelled. Finally, on April 5, 2014 the Trust was terminated and liquidated.

THE ARGENTINE ELECTRICITY SECTOR

History

Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires.  The Argentine Government’s involvement in the electricity sector began in 1946 with the creation of the Dirección General de Centrales Eléctricas del Estado (General Directorate of Electric Power Plants of the State) to construct and operate electricity generation plants.  In 1947, the Argentine Government created Agua y Energía Eléctrica S.A. (Water and Electricity, or “AyEE”) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

In 1961, the Argentine Government granted a concession to Compañía Italo Argentina de Electricidad (Italian‑Argentine Electricity Company, or “CIADE”) for the distribution of electricity in a part of the City of Buenos Aires.  In 1962, the Argentine Government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or “CADE”) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or “SEGBA”) for the generation and distribution of electricity to parts of Buenos Aires.  In 1967, the Argentine Government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities.  In 1978, CIADE transferred all of its assets to the Argentine Government, following which CIADE’s business became government‑owned and operated.

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

To address the electricity crisis, in December 2004 the Argentine Government adopted new rules to readapt or readjust the marketplace, but these rules were not to come into effect until the construction of two new 800 MW combined cycle generators were completed.  These generators commenced operations at full capacity in the first half of 2010.  The costs of construction were primarily financed with net revenues of generators derived from energy sales in the spot market, with special charges to non-residential consumers per MWh of energy billed and with specific charges from CAMMESA applicable to large users that were deposited in the FONINVEMEM. See “Regulatory and Legal Framework—FONINVEMEM.”

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

In September 2006 the Argentine Government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and do not have access to other viable energy alternatives.  In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) program.  The maximum price to be charged for each project that seeks to sell energy under the Energy Plus Program should be approved by the Federal Planning, Public Investment and Service Ministry . See “Regulatory and Legal Framework—Energía Plus.”

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

In 2008, the Secretariat of Energy allowed CAMMESA to execute WEM Supply Agreements with generators the intention of which is to execute plans to repair and/or repower their generating equipment, and for the cost which would exceed 50% of the revenues that they expect to receive on the sales to the spot market.

Since 2013, the Secretariat of Energy introduced material changes to the structure and operation of the WEM (see “Item 4. – The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”).

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

•         purchasing and administrating of fuels for the WEM generators (according to section 8 of SE Resolution No.95/2013 and section 4 of SE Resolution No. 529/2014); and

•         providing consulting and other related services.

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA.  Privately owned generators may also enter into direct contracts with distributors or large users.  However this possibility was suspended by SE Resolution No. 95/2013.  As of December 31, 2014, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 31,405 MW.  As of the same date, there were approximately 58 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant.  Broken down by type of generation, the Argentine generators include 35 thermal generation companies, 20 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2014, including the total capacity of each:

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

In connection with the generation sector, the Argentine Government adopted several measures that affected the commercialization of capacity and energy in the WEM (such as SE Resolution No. 95/2013 and its amendments).

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

On March 26, 2013, the Secretariat of Energy issued SE Resolution No. 95/2013, appointing CAMMESA to centralize the acquisition and distribution of the fuels needed for electricity generation and establishing a new remuneration scheme for generators, which was later amended by SE Resolution No. 529/2014 (see “Item 4. – The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended- New Price Scheme and other modifications to the WEM” below).

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2014, the stabilization fund balance was approximately Ps. 29,554 million.  This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through another specific agreements between the Secretariat of Energy and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

The term market was suspended by SE Resolution No. 95/2013 (see “Item 4. – The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended- New Price Scheme and other modifications to the WEM” below).

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation.  To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM.  In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM.  Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created.  Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which were scheduled to commence operations at full capacity in the first half of 2010.  As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units.  In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects.  However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for LVFVDs related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2014, net of the realized collections if applicable and at its book value, add up to Ps. 54.8 million approximately.  Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions.  Therefore, as of that month, we started collecting the first installment payments related to receivables of our hydroelectric units, Piedra Buena and Güemes.

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

HIDISA, HINISA, CPB and CTG adhere to such request, which resulted in the partial termination of certain assignments executed with CTLL for the allocation of such LVFVDs to the CTLL Project. For more information please see “Item4. - Our Business – Generation Business – Loma de la Lata – Loma de la Lata’s 2014 Expansion Project.”

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

WEM Supply Agreements under SE Resolution No. 220/2007

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the Secretariat of Energy passed Resolution No. 220/2007, which empowers CAMMESA to enter into “WEM Supply Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the values to be paid by CAMMESA in consideration of the capacity and the energy supplied by the generator must be approved by the Secretariat of Energy. The generator shall guarantee certain availability of the generation units (established as a percentage), and if it fails to do so, penalties apply.

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

On December 15, 2010, Loma de la Lata executed an Amendment to the above mentioned contract, by means of which Loma de la Lata may sell the total capacity and energy generated by the new generation unit to CAMMESA. Altought the original term of this Amendment expired in October 2014, through the execution of the Specific Conditions, such term was extended until 2021.

On July 15, 2011, as a result of the commitments included in the Complementary Agreement, EGSSA (now merged into CTG. Please see “Item 4. - Our Business – Our Generation Business – Güemes - History”) entered into a WEM Supply Agreement under SE Resolution No. 220/2007 with CAMMESA, to sell to CAMMESA Central Térmica Piquirenda’s total capacity. The agreement sets a capacity payment for each of the two stages of the project of U.S.$ 14,760 per MW-month and U.S.$ 14,525 per MW-month, respectively. The term of the agreement is 10 years from the date in which commercial operation of each stage begins.

In both cases—Loma de la Lata and EGSSA (now merged into CTG. Please see “Item 4.- Our Business – Our Generation Business – Güemes - History”)—the generator guarantees a certain availability of the units involved in the agreement. If the units do not meet such minimum availability, CAMMESA may apply penalties which are discounted from the revenues to be paid for the capacity and energy sold under the agreements.

WEM Supply Agreements under SE Resolution No. 724/2008

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

CAMMESA had partially cancelled the LVFVDs allocated in Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/2008. Upon such breach, Loma de la Lata had filed the appropriate administrative remedy in order to safeguard its rights, and seeking the total cancellation of such LVFVD. As of the date of this annual report, CTLL had filed a claim against the Argentine Government seeking the cancellation of such LVFVD (see “Item 8. Legal Proceedings”).

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

According to section 8 of the 2008-2011 Agreement, its implementation required the execution of complementary agreements between the Secretariat of Energy and the generators. On April 1, 2011, the Company and the Pampa Generators―executed the “Acuerdo para el Aumento de la Disponibilidad de Generación Térmica” (“Complementary Agreement”) with the Secretariat of Energy.

In the Complementary Agreement, the Pampa Generators committed themselves to construct the Project CTP. The project will comprise two stages of 30 MW and 15 MW, respectively. The Secretariat of Energy committed itself to instruct CAMMESA to pay the LVFVD accrued by the Pampa Generators between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/2008—up to an amount equal to the 30% of the investments on the Project. The first stage of the Project CTP was concluded as scheduled. Pursuant to the Specific Conditions, the second stage of Project CTP shall not be executed. Instead, the engines that amounted to the 15 MW under the secong stage of Project CTP shall be installed in Loma de la Lata (See “Item 4. – Our Business – Our Generation Business – Loma de la Lata’s 2014 Expansion Project”).

On October 17, 2011, CAMMESA sent a brief to the Secretariat of Energy in relation to the first stage of the Project, concluding that the maximum value to be recognized in favor of the Pampa Generators according to the Complementary Agreement amounted to U.S.$ 8,083,799.  However, as of the date of this annual report, the LVFVD has not been cancelled.  The Pampa Generators have filed the appropriate administrative remedies. The outstanding balance of 2008, 2009, 2010 and 2011 LVFVD, plus interest accrued, at its book value, added up to approximately Ps. 397.8 million as of December 31, 2014.

On January 24, 2011, the Secretariat of Energy instructed CAMMESA (by SE Note No. 495/2011) to suspend the recognition of the remunerations included in the 2008-2011 Agreement. Such instruction was confirmed by SE Note No. 1269/12 and by other communications by means of which the Secretariat of Energy answered the Pampa Generators’ claims to such instructions.

Such instructions constitute a breach of the commitments made by the Secretariat of Energy in the 2008-2011 Agreement. While the Pampa Generators have filed the appropriate administrative remedies (see “Item 8. Legal Proceedings”) in order to be entitled to participate in the new remuneration scheme established by SE Resolution No. 95/2013, the Pampa Generators were forced to desist from pursuing such remedies.

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

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which a price closer to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time.  The Secretariat of Energy established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps. 550 per MWh for GUDIs and Ps. 450 per MWh for GUMEs and GUMAs).  Additionally, generators must grant the supply of energy to the customers even if they cannot generate the energy at their plants.

For information about our projects aimed at taking advantage of the Energía Plus plan.  See “Item 4. —Our Business—Our Generation Business.”

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

On November 16, 2010, through Notes No.7584/2010 and 7585/2010, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generators to adhere to the assignment mechanism provided in such Resolution. In both cases the generator that adheres to the cited mechanisms, accepts to assign in favor of CAMMESA the natural gas and transport acquired in order to maximize the generation capacity. While the mechanism established in Note No.7584/10 of the Secretariat of Energy was directed to the generators included under the “Energía Plus” program, the mechanism provided in Note No.7585/10 was directed to generators that had acquired its provision of natural gas under “Gas Plus” program.

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

The mechanisms approved by Notes No. 7584/2010 and 7585/2010 of the Secretariat of Energy were to be applied up to December 31, 2011. However, through Note No. 8692/2011, the Secretariat of Energy instructed CAMMESA to convene the WEM’s generator for their adherence to the application of the mechanism approved by Notes No. 6866/2009, 7584/2010 and 7585/2010 during 2012. Considering the high degree of adherence, the Secretariat of Energy, through Note No. 187/2011, instructed CAMMESA to continue with the application of such mechanism during 2012.

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

Natural Gas Supply under the Gas Plus Program

By means of SE Notes No. 3456/2012 and 4377/2012, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation. In this sense it addressed two cases as follows:

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

The Secretariat of Energy, by means of Note No. 4377/12, instructed CAMMESA to consider, in the case indicated in (i) above, those generating units under WEM Supply Agreements under SE Resolution No. 220/2007, including within this category the units of Loma de la Lata and EGSSA (now merged into CTG. Please see “Item 4. – Our Business – Our Generation Business – Güemes – History”), both Pampa subsidiaries.

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

In the case of EGSSA (now merged into CTG, See “Item 4. – Our Business – Our Generation Business – Güemes – History”), an amendment to the natural gas supply contract was executed in order to adjust the price to the maximum established by the Secretariat of Energy (U.$.S 5.20 MMBTU).

SE Resolution No. 95/2013, as amended– New price scheme and other modifications to the WEM

New Price scheme for generation

SE Resolution No. 95/2013 established a new general price scheme for the whole generation sector (generators, autogenerators and cogenerators) excluding: (i) binational hydroelectric plants and nuclear plants; and (ii) the capacity and energy included in specific contracts with a differential price scheme under SE Resolutions No. 1193/2005, 1281/2006, 220/2007, 1836/2007, 200/2009, 712/2009, 762/2009, 108/2011 and 137/2011 (hereinafter, the “Comprised Generators”).

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

Any Comprised Generator that does not fulfill the requirements to desist from and renounce to, any right with respect to such actions, shall not be entitled to participate in the new price scheme.

The price scheme established by SE Resolution No. 95/2013 was amended by SE Resolution No. 529/2014. SE Resolution 529/2014 provides for the retroactive adjustment of prices to February 2014, the modification ofthe calculation of the Fixed Costs Remuneration and the implementation of a new remuneration to cover extraordinary maintenance works for thermal generators.

The price scheme under SE Resolution 95/2013, as amended by SE Resolution No. 529/2014, includes:

i)                     Fixed Costs Remuneration: it remunerates for the Potencia Puesta a Disposición (available capacity or “PPAD”) in the hours in which such capacity is remunerated (“hrp”).

a)       thermic (TG, TV, CC) units, according to the parameters defined in the resolution and the following remuneration;

Technology and Scale	Ps/MW-Hrp
Gas Turbine Unit with a capacity < 50 MW	70
Gas Turbine Unit with a capacity > 50 MW	50
Steam Turbine Unit with a capacity < 100 MW	83.20
Steam Turbine Unit with a capacity > 100 MW	59.40
Combined Cycle Units with a capacity < 150 MW	46.50
Combined Cycle Units with a capacity > 150 MW	38.80
Hydroelectric Unit with a capacity < 120 MW	76.50
Hydroelectric Unit with a capacity between 120 MW y 300 MW	29.80
Hydroelectric Unit with a capacity > 300 MW	21.30

The calculation of the remuneration is variable according to the Actual Availability (AA), Target Availability (TA), the Average Historic Availability (AHA) and the season of the year. The formula defines a base percentage to be applied to the Fixed Costs Remuneration according to the following values:

Combined Cycle Units	June – July – August December – January – February	March – April – May September – October - November
AA > 95%	110%	100%
85% < AA ≤ 95%	105%	100%
75% < AA ≤ 85%	85%	85%
AA ≤ 75%	70%	70%

Steam-Gas Turbine Units	June – July – August December – January - February	March – April – May September – October - November
AA > 90%	110%	100%
80% < AA ≤ 90%	105%	100%
70% < AA ≤ 80%	85%	85%
AA ≤ 70%	70%	70%

Fifty percent (50%) of the difference between the AA and the AHA of each generator shall be added or subtracted to the base percentage, with a minimum of 70% and a maximum of 100% or 110% according to the season of the year.

b)       Hydroelectric (HI), the parameters for the remuneration for which shall be defined by the Secretariat of Energy.

The parameters to calculate the remuneration for other technologies are still to be defined by the Secretariat of Energy.

ii)                   Variable Costs Remuneration: the SE Resolution No. 95/2013, as amended, established a new remuneration that replaced the Variable Maintenance Costs (“Costos Variables de Mantenimiento”) and Other Non-Fuel Variable Costs (“Otros Costos Variables No Combustibles”). These are calculated taking into the account the energy generated with each kind of fuel and on a monthly basis.

Thermal Power Units	Fueled with (Pesos / MWh):
	Natural Gas	Liquid Fuels	Coal	Biofuels
Gas Turbine Unit with a capacity < 50 MW	26.80	46.90	-	89.20
Gas Turbine Unit with a capacity > 50 MW	26.80	46.90	-	89.20
Steam Turbine Unit with a capacity < 100 MW	26.80	46.90	80.40	89.20
Steam Turbine Unit with a capacity > 100 MW	26.80	46.90	80.40	89.20
Combined Cycle Units with a capacity < 150 MW	26.80	46.90	-	89.20
Combined Cycle Units with a capacity > 150 MW	26.80	46.90	-	89.20

Hydroelectric Power Units	Pesos/MW-hrp
Hydroelectric Unit with a capacity < 120 MW	21.30
Hydroelectric Unit with a capacity between 120 MW y 300 MW	21.30
Hydroelectric Unit with a capacity > 300 MW	21.30

iii)                  Additional Remuneration: applicable to the Comprised Generators. Part of the remuneration shall be directed to “new infrastructure projects in the Energy Sector,” which are still to be defined by the Secretariat of Energy, through a trust.

Technology and Scale	Destined to:
	Generator Pesos / MWh	Trust Pesos / MWh
Gas Turbine Unit with a capacity < 50 MW	10.90	4.70
Gas Turbine Unit with a capacity > 50 MW	9.40	6.20
Steam Turbine Unit with a capacity < 100 MW	10.90	4.70
Steam Turbine Unit with a capacity > 100 MW	9.40	6.20
Combined Cycle Units with a capacity < 150 MW	10.90	4.70
Combined Cycle Units with a capacity > 150 MW	9.40	6.20
Hydroelectric Unit with a capacity < 120 MW	76.50	13.50
Hydroelectric Unit with a capacity between 120 MW y 300 MW	54.00	36.00
Hydroelectric Unit with a capacity > 300 MW	54.00	36.00

iv)                 Additional Maintenance Remuneration: applicable since February 2014 and calculated taking into the account the energy generated on a monthly basis. Such credits shall be liquidated as LVFVDs and shall be applied exclusively for the execution of major maintenance works approved by the Secretariat of Energy.

Technology and Scale	Pesos/MWh
Gas Turbine Unit with a capacity < 50 MW	24
Gas Turbine Unit with a capacity > 50 MW	24
Steam Turbine Unit with a capacity < 100 MW	24
Steam Turbine Unit with a capacity > 100 MW	24
Combined Cycle Units with a capacity < 150 MW	21
Combined Cycle Units with a capacity > 150 MW	21

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

Payment Priority

SE Resolution No. 95/2013 excludes the application of SE Resolution No. 406/2003 to the new price scheme defined therein. It establishes two priorities. The first one includes the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel costs. The second order of priority includes the Additional Remuneration. Notwithstanding the foregoing, CAMMESA shall − according to the instructions of the Secretariat of Energy – make such priority order compatible with the one in force at the date of its publication, i.e. the criteria defined in SE Resolution No. 406/2003. Additionally, it was established that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Payment accrued directly by the generator and the recognition of costs of fuels, shall be paid with the priority defined in subsection e) of section 4 of Resolution No. 406/2003 of the Secretariat of Energy.

The remuneration of certain services provided by the generators to the WEM accrue with the priority established in subsection d) of section 4 of SE Resolution No. 406/2003, while the Additional Payment destined to the abovementioned trust accrue with the priority established in subsection c).

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

SE Resolution No. 529/2014 extended the centralization of the acquisition and dispatch of fuel for generation to the generators, cogenerators and autogenerators included under SE Resolutions Nos. 1193/2005, 220/2007, 1836/2007, 200/2009, 712/2009, 762/2009, 108/2011 and 137/2011.  For revenue calculation purposes, the generator’s availability shall be considered independently from the availability of fuels.

The only generators that may contract fuel supply are those contemplated under SE Resolution No. 1281/2006 or those that didn’t adhere to the SE Resolution No. 95/2013, as amended.

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

As of September 2013, CAMMESA began the recognition of such remuneration as LVFVDs. As of the date of this annual report, the Secretariat of Energy had not established the necessary mechanisms in order to create the trust but permitted the application of such LVFVD to a specific project (See. “Item 4 – Our Business – Our Generation Business – Loma de la Lata - Loma de la Lata’s 2014 Expansion Project”).

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

Royalties

The new price scheme defined in SE Resolution No. 95/2013 shall not be applicable for the calculation and payment of the royalties to be paid under Laws No. 15,336 and 23,164.

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

Below is a summary of our principal generation, transmission and distribution assets, as of the date of this annual report, including the respective acquisition date and price for each asset:

•         Generation:

-         90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U.S. $55.7 million, of which U.S. $50.8 million were paid at closing on October 18, 2006 and U.S. $4.9 million (plus interest) were paid on March 7, 2012.  On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the capital stock of HIDISA.  Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties.  Therefore, we currently control indirectly, 61% of the capital stock and voting rights of HIDISA.  On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, as a result we now indirectly own 52.04% of the shares and votes of HINISA;

-         100% of the capital stock of IPB which, in turn, holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007, for a total purchase price of U.S. $85.0 million;

-         100% of the capital stock of Powerco (in the process of being merged into CTLL. See “Item 4. Our Business – Our Generation Business – Loma de la Lata - History”), formerly owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer;

-         100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.2% of Güemes’ voting capital stock); and

-         90.43% of the capital stock of CTG, which owns (i) a thermal generation plant (Central Térmica Güemes) with an installed capacity of 361 MW located in General Güemes, in the Province of Salta, which we acquired in January 2007; and (ii) a thermal generation plant (Central Térmica Piquirenda) with an installed capacity of 30 MW located in Piquirenda, General San Martín, in the Province of Salta, which we acquired in March 2011.

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

•         49.74% of the capital stock of Petrolera Pampa.

•         Beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentina branch, holds in trust 40% of CIESA shares See “Item 4. – Our Business – Other Business – CIESA Transaction”.

•         On April 8, 2011, we acquired 100% of the shares issued by PEPCA, a company which owns 10% of the share capital of CIESA, for a total purchase price of U.S. $29 million.

•         100% of the capital stock of Bodega Loma la Lata S.A.

Sources of Revenues

Generation

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and contracts under SE Resolution No. 220/2007.  See “Item 4.—The Argentine Electricity Sector—Energía Plus.”

Distribution

Our distribution operations generate revenues mainly from energy sales to users in our distribution service area.  Energy sales reflect the distribution tariffs Edenor charges its customers (valued on the basis of applicable tariffs and the charges resulting from the application of SE Resolution No. 347/2012).  In addition, our distribution revenues include connection and reconnection charges and leases of poles and other network equipment.

Revenue from electricity provided by Edenor to low-income area and shantytowns is recognized to the extent that the framework agreement has been renewed for the period in which the service was rendered.

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas, through term contracts under the Gas Plus Regime or to industrial clients at similar prices. Additionally, our oil production is sold to our partners with which we are associated in areas of production.

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

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine Government had begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.

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

In 2009, after six years of robust and continuous growth, the Argentine economy, according to official indicators, grew by only 0.1%, and according to private indicators, contracted by 3.5%. The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse.  Specifically, the Central Bank sought to stabilize the exchange market. Although interest rates increased periodically during the course of the year, the exchange market remained relatively stable throughout.

According to official indicators (data published by INDEC), in 2011, real GDP in Argentina grew by approximately 8.4%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

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

In 2012, according to the official information created and disseminated by the INDEC, the economy expanded 0.8%.  Although the real GDP continued growing during that year, there was a marked deceleration with respect to the growth rate registered in 2011.

According to official indicators (data published by INDEC), Argentina’s real GDP grew around 2.9% in 2013, compared to 0.8% in 2012.

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

According to official indicators (data published by INDEC), in 2014, the economic activity grew by approximately 0.2%, compared to 2.9% in 2013.

Private consumption contracted by 0.8% in 2014.  The weakening of the internal demand was the main factor in the contraction of the economy and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014, the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013.  The weaker performance of the private sector was mainly due to an increase in prices, a loss of the Peso’s purchasing power, a nominal slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

In January 2014, the peso lost approximately 19% of its value with respect to the US Dollar. During the following months of 2014, the US Dollar remained relatively stable (See “Item 3.- Key Information – Exchange Rates”).

Outlook for 2015

In 2015, real GDP is expected to contract around 1.5%/2.0% and the inflation rate to remain slightly below that of 2014. As for the situation with the official exchange market, the Peso depreciation is likely to speed up (the dollar price at the end of 2015 could reach Ps.10.7).

We believe that the priority of the current Argentine Government will be to continue to avoid a sharp drop in Central Bank’s international reserves. Any significant development in economic policy will probably be postponed until a new government takes office in December, 2015.

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

The relevant authorities have resorted to a number of procurement mechanisms for the supply of fuels for electricity generation, including an agreement with the principal electricity generators, which provides that natural gas volumes will be managed by CAMMESA with a view to optimizing the following (see “Item 4. The Argentine Electricity Sector – Procedure for the Dispatch of Natural Gas for Power Generation”):

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

The consumption of natural gas for electricity generation in 2014 increased 2.7% compared to 2013 (14,295,128 Dam3 in 2014 compared to 13,915,464 Dam3 in 2013). The 21.8% increase in fuel-oil consumption in 2014 compared to 2013 and the lower gasoil consumption (30.7% less than 2013) was due to the recovery of technical availability of steam turbine generation. Also, mineral coal consumption was 18% higher in 2014 compared to 2013 (1,004,376 tn in 2014 compared to 851,278 tn in 2013).  The electricity demand remained steady when compared to 2013.

In February 2013, the SE Resolution No. 95/2013 established a  remuneration scheme, for “comprised generators”, whereby the remuneration of generation capacity of Ps.12 per MW was replaced with a remuneration of fixed costs from a minimum of Ps. 12 per MW and up to Ps. 52.8 per MW depending on the type of technology of each generation and its availability. Such remuneration was later modified by SE Resolution No. 529/2014 (see “Item 4. - The Argentine Electric Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM).

The following chart illustrates the average monthly price of electricity paid to generators during 2014 compared with 2013.

Monthly Average Price of

Electricity in the Spot Market (Ps. Per MWh)

Source: CAMMESA

The chart below shows the monthly average cost during 2014 (compared with 2013) that electricity consumers should pay for the system not to be deficient.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
418.5
445.8
407.9
481.2
652.4
806.4
757.7
558.3
535.4
514.2
511.8
505.4
Average 2014: 549.6 $/MWh
Average 2013: 368.7 $/MWh
jan-2014
feb-2014
mar-2014
apr-2014
may-2014
jun-2014
jul-2014
aug-2014
sept-2014
oct-2014
nov-2014
dec-2014

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply agreements.

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

On October 25, 2013and February 14, 2014, Transba and Transener, respectively, negotiated the Addenda III.

On September 2, 2014, Transener and Transba executed with CAMMESA the New Financing Agreements. The New Financing Agreements provided:  i) that the Financing Agreements, together with their Addendums I, II and III, are concluded; ii) the granting to Transener and Transba of  new loans in the amount of Ps. 622.2 million and Ps. 240.7 million, respectively, corresponding to receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

As of December 31, 2014 Transener and Transba had recognized only Ps. 1,131.4 million in accordance with the Instrumental Agreements and the Renewal Agreement.

Also, on March 17, 2015, Transener and Transba executed with CAMMESA the Addenda IV, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstading amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the Consolidated Financial Statements, up to the amounts received as of December 31, 2014, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 850 million and Ps. 367.2 million, and interest income amounting to Ps. 281.4 million and Ps. 213.8 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2014 and 2013, respectively.

Pursuant to the Renewal Agreement and the New Financing Agreements, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.  This information consists in monthly cash flows, investments execution and implementation of funds requirements.  The outcome of the Transener RTI, however, is highly uncertain as to both its timing and final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

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

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, plus the fixed and variable charges contemplated under SE Resolution 347/2012; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

Pursuant to the Adjustment Agreement, Edenor is currently engaged in an integral tariff revision process with the ENRE.  As of the date of this annual report, the Edenor RTI has not yet been completed.

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

On December 28, 2012, Edenor filed a judicial remedy action (“acción de amparo”) against ENRE seeking to protect our constitutional rights relating to the provision of a secure and continuing public service of distribution of energy.  To file the “acción de amparo” Edenor considered that the ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize CMM adjustments that Edenor had requested and the delay in implementing a new tariff structure under the RTI, had led to an unstable situation which threatened the regular provision of the public service.  Accordingly, Edenor sought to obtain the necessary additional funds to provide the public service of distribution of energy as contemplated in our concession agreement.  On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No. 12) served summons on ENRE and at the same time denied the preliminary injunction requested by us.  This resolution was timely appealed by Edenor.  Edenor understands that with the publication of SE Resolution No. 250/2013 and Note No. 6852/2013 in May 2013, the Secretariat of Energy has put an end to the related administrative proceeding.

Additionally, in June 2013, Edenor filed a complaint against the Argentine Government requesting full enforcement of the Adjustment Agreement and compensation for damages suffered as a result of non‑compliance with the commitments established therein.  The damages claimed in the complaint were extended in November 2013 and July 2014.  In February 2014, Edenor filed a request for a preliminary injunction with the relevant court, requesting that the Argentine Government be ordered to provide Edenor with economic assistance during the course of the litigation.  This request was denied in both first and second instance in June 2014 and December 2014, respectively.  The merits of this case have not been resolved yet.

In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary increase in its incomes through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Such additional income is equal to the difference between a “theoretical” tariff schedule set forth in such resolution and the actual tariff schedule in force for each category of users, as determined and monthly reported by the ENRE to the Secretariat of Energy and CAMMESA. This “theoretical” tariff schedule did not include any adjustment method to reflect future variations in costs.

The outcome of the renegotiation of Edenor’s tariff structure is highly uncertain.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base, or that if an adjustment agreement is reached that it will not be challenged by Argentine consumer and other groups, something that, if successful, could materially adversely affect Edenor’s ability to implement any tariff adjustments granted by the Argentine Government.  For a more detailed review of our distribution tariff adjustment process and history please see “Item 4.– Our Business – Our Distribution Business”.

PUREE-CMM: On May 7, 2013, the Secretariat of Energy issued SE Resolution No.250/2013, whereby it:

                           i.            Authorized the values of the adjustments resulting from the CMM for the period May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

                          ii.            Assessed Edenor’s debt as of December 31, 2014 deriving from the application of the PUREE for the period May 2007 through December 2014.

                        iii.            Authorized Edenor to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

                        iv.            Instructed CAMMESA to issue LVFVD for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

                         v.            Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the WEM.

                        vi.            Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The Secretariat of Energy, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued Notes No. 6852/2013, 4012/2014, 486/2014 and 1136/2014 respectively.

Additionally, and in accordance with sections 8 and 9 of SE Resolution No 250/2013 –which recognize Edenor’s right to apply to the payment of its debts with the WEM the amount receivable deriving from the CMM for economic transactions, with charge to the Unified Fund– the Company proceed in lieu of payment of the trade liability it has with CAMMESA for energy purchases by applying the balance of the CMM receivable balance as of December 31, 2013 (not offset as of that date) recognized by the ENRE in the periods covered by SE Resolution No. 250/2013 and the extensions thereof.

Moreover, Note No. 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.  As of the date of this annual report, this has not been instrumented.

The impact of SE Resolution No. 250/2013 and subsequent Notes on the statement of financial position is summarized below:

(1)     Includes CMM amounts receivable recognized in prior fiscal years for $ 45.5 million.

In view of the above, Edenor challenged and rejected debit notes issued by CAMMESA for a cumulative total of Ps. 866.2 million relating to compensatory interest and late payment charges, because in its opinion the delays in the settlement of the amounts receivable are not attributable to Edenor.

In this sense, Edenor has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of Ps.652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.

Finally, SE Resolution No. 32/2015 established that the PUREE funds shall be deemed part of Edenor’s income as from February 1, 2015 on account of the future RTI. Additionally, Edenor was allowed to compensate PUREE debts against credits arising from CMM adjustment up to January 31, 2015, including any interest accrued thereunder.Edenor was also authorized to offset any surplus sale settlement with maturity dates to be determined issued by CAMMESA in its favor. If any debt is outstanding after compensation is effected, Edenor should cancel its debt pursuant to a payment plan to be agreed upon with CAMMESA. For a more detailed review of our distribution tariff adjustment process and history please see “Item 4.– Our Business – Our Distribution Business”.

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
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  During 2013, the electricity demand grew by 3.2% compared to 2012, from 121,312 GWh to 125.167 GWh and during 2014, the electricity demand grew 1% compared to 2013, from 125,167 GWh to 127,396 GWh..

                The following chart provides a breakdown of the demand for energy in 2014 by type of customer:

Electric Power Demand According to Type of Customer

100% = 127,396 GWh

Source: ADEERA.

A new 24,034 MW record of capacity load was registered on January 20, 2014, which was 1% above the peak for 2013.

Peak Demand Records

	2009	2010	2011	2012	2013	2014

Power Capacity (MW)	19,566	20,843	21,564	21,949	23,794	24,034
Date	24/07/2009	03/08/2010	01/08/2011	16/02/2012	23/12/2013	20/01/2014
Temperature (°C)	5.1	1.6	3.5	34.2	35.4	29.6
Time	7:59 PM	7:45 PM	8:18 PM	3:10 PM	2:20 PM	3:05 PM

Source: CAMMESA.

Generation of electricity increased by 0.3% in 2014, from 128,826 GWh in 2013 to 129,266 GWh in 2014.  For the year 2013, generation of electricity increased by 3.4%, from 124,565 GWh in 2012 to 128,826 GWh in 2013.
Thermal generation continued to be the main resource to supply demand in 2014, as it contributed 83,194 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 40,185 GWh (31%) and nuclear generation, which contributed 5,258 GWh (4%), and photovoltaic and wind generation, which contributed 629 GWh (0.5%). There were also imports, for 1,390 GWh (306% higher than in 2013), exports for 0.1 GWh (95% lower than in 2013) and losses for 4,258 GWh (6% higher than in 2013).  During 2013, thermal generation was also the main resource to supply demand as it contributed 83,194 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 39,796 GWh (31%) and nuclear generation, which contributed 5,732 GWh (4%), and photovoltaic and wind generation, which contributed 461 GWh. There were also imports, for 342 GWh (19% lower than in 2012), exports for 2.2 GWh (99.4% lower than in 2012) and losses for 3,999 GWh (17% higher than in 2012).
Hydroelectric and thermal generation in 2014 did not experience material variations when compared to 2013.  In this sense, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.
                The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable) since 2006:

Source: CAMMESA.

Note: Including WEM and PSWEM. Hydroelectric power generation is considered net of pumping.

During 2014, generation facilities slightly increased their installed capacity from 31,399MW in 2013 to 30,405MW in 2014.

The chart below shows the composition of installed capacity in Argentina (31.4 GW) as of December 31, 2014:

Argentina’s Installed Capacity

100%=31.4GW

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

Cost of sales

Our most significant costs of sales in our generation business are gas purchases, maintenance and penalties by our thermal generation facilities, royalty payments by our hydroelectric generation facilities and energy purchases and personnel costs by our hydroelectric and thermal generation facilities. We also record depreciation and amortization charges related to electricity generation as part of our costs of sales. The cost of energy purchases varies according to the regulated seasonal price of energy.

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

During 2014, the 2014 Expansion Agreement was executed. Consequently condition (iii) above was met, and, therefore, our generation subsidiaries have recognized as income the fair value of the remuneration corresponding to the section c) of SE Resolution No. 406/2003 and the portion of the Additional Remuneration to be allotted to the Trust accrued during fiscal year 2013 and that corresponding to 2014.

ii. From the electricity distribution activity: revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution No. 347/2012.

Edenor also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

iii. From exploration and exploitation of oil and gas activity: Revenues from sales of crude oil, natural gas and liquefied petroleum gas are recognized upon the transfer of title in accordance with the terms of the applicable contracts, which is when the customer has taken ownership and assumed the risks and benefits, prices have been determined and collectibility is reasonably assured.

Higher costs recognition – SE Resolution No. 250/2013 and SE Note No. 6852/13

The recognition of higher costs not transferred to the tariff falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

Its recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or a Resolution.

Such concept has been disclosed in the “Higher Costs Recognition - SE Resolution No. 250/2013 and subsequent Notes” line item of the Statement of Comprehensive  Income (Loss) as of December 31, 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

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

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/2013, under Operating Income, in the Comprehensive Income (loss) Statement.

Impairment of assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (“CGUs”).

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

Reversal of Property, Plant and Equipment Impairment in CPB

As at September 30, 2012, CPB recorded an impairment loss amounting to Ps. 108.3 million for its property, plant and equipment; which net of the effect of the income tax, amounted to Ps. 70.4 million; as a result of the assessment of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets comprising the cash generating unit taking into consideration the book value of each of the unit’s assets. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during the following fiscal years to systematically distribute its reviewed book value less any possible residual value through its residual useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment at each reporting date.

With the implementation of SE Resolution No. 95/2013 and its amendment through SE Resolution No. 529/2014 —which established a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity, CPB´s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been updated.

In view of this situation, CPB’s management has revalued its discounted cash flows considering a revenue increase exceeding by 10% cost increases as from the year 2017 (on account of the recognition of cost mismatches in respect to past income) and that tariff increases will be granted to offset future cost increases.

The remaining assumptions are detailed below:

i.       Actual discount rate: 9.9%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 86% on average, considering the execution of major maintenance works in the generating units.

iv.   The collection of the maximum remuneration provided for fixed costs based on the provisions of item iii.

v.     The fulfilment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years. CAMMESA will finance such investments. The financing, will be paid under the conditions detailed in Note 21.1.3 to the Financial Statements.

In light of the above conclusions, CPB CGU’s value in use determined based on the present value of future net cash flows was Ps.274.4 million higher than its book value. Therefore, CPB has wholly recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to Ps. 88.4 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to Ps. 57.5 million. The affected Property, Plant and Equipment items are lands, buildings, machines and generation equipment.

Test of impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and  method of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity tariffs used by Edenor to assess the recoverability of its long-lived assets at December 31, 2014 is based on the rights to which Edenor is entitled, as stipulated in the concession agreement and the agreements described in Note 2 to the Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, have also been considered. Edenor’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 42 to the Financial Statements, Edenor has made its projections under the assumption that the electricity tariffs will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of the Financial Statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases, Edenor has considered different timing and magnitude of an increase in the VAD.

The scenarios that have been considered are the following:

i.                     Pessimistic scenario: in this scenario, Edenor contemplates the effects of SE Resolution No. 32/2015 assuming a modest electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI. CAMMESA’s financial assistance is maintained. In 2017, Edenor starts paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are being recognized. This recognition, allows Edenor to offset the accumulated interest debts with CAMMESA. Probability of occurrence assigned 20%.

ii.                    Intermediate scenario: in this case, Edenor contemplates the effects of SE Resolution No. 32/2015 assuming a reasonable electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI.  CAMMESA’s financial assistance, with respect to the loan and assignment agreement for the Extraordinary Investment Plan, is maintained. In 2017, Edenor starts paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are being recognized. This recognition, allows Edenor to offset the accumulated interest debts with CAMMESA. Probability of occurrence assigned 65%.

                                 iv.         Scenario called Optimistic scenario: in this case, Edenor contemplates the effects of SE Resolution No. 32/2015 assuming a higher electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI. CAMMESA’s financial assistance, with respect to the loan and assignment agreement for the Extraordinary Investment Plan, is maintained. In 2017, Edenor starts paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are being recognized. This recognition, allow Edenor to offset the accumulated interest debts with CAMMESA Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Argentine Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and method of the electricity tariff increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measurements obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, Edenor Management records an allowance applying an uncollectibility rate for customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement, to the default balances of the reporting period.

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

Provisions for legal claims

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

With respect to the loss contingencies described in our Consolidated Financial Statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2014, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 38 to our audited Financial Statements.

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

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies. With respect to Edenor, considering taxable losses of previous years and the sensitivity of some variables used in 2015 fiscal results projections (such as, devaluation and salary increases), management concluded that there is no strong and conclusive evidence to recognize tax losses carry forwards

Defined benefit plans

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

ENRE penalties and discounts

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

Oil and Gas Reserves

Reserves are oil and gas volumes (expressed in oil-equivalent m3) originated from or associated with any economic income in the areas where Petrolera Pampa operates and over which it holds exploration and exploitation rights.

Crude oil and gas reserves estimates are an essential part of Petrolera Pampa’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

Reserves estimates have been prepared by Petrolera Pampa’s technical staff, and are based on the technological and economic conditions prevailing as of December 31, 2014, taking into consideration their economic evaluation and the expiration of the relevant concession to determine their recoverability period.

The estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms for the last time as of August 31, 2014.

There are numerous factors giving rise to uncertainty regarding the estimate of proven reserves and of future production profiles, prices and development costs, several of which are beyond the producer’s control. The reserves calculation procedure is a subjective process for estimating the crude oil and natural gas recoverable from the subsoil which involves a high degree of uncertainty. The reserves estimate is prepared based on the quality of the geological and engineering information available at the date in which the report is issued, as well as on its interpretation.

Going concern status

The co-controlled company Citelec have prepared their Financial Statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described as follows, as well as its impact on the consolidated financial statements.

Transmission

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 to the Financial Statements and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

The interest in the joint venture represents about 1% of the Group’s assets and approximately 6% of the Group’s income. Additionally, the Company’s management considers that the uncertainty regarding Citelec’s joint venture does not affect its capacity to continue operating on an ordinary basis, mainly due to the following reasons: (i) there is no financial dependence on Citelec, as this joint venture has not paid it any dividends since its acquisition date in 2006; (ii) even though there is an enforceable and binding technical assistance agreement with Transener, the Company does not depend on this flow of funds to normally develop its activities; and (iii) the Company is not contractually obliged to provide financial assistance to Citelec.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2014, 2013 and 2012.

	For the year ended December 31,
	2014	2013	2012
	(in millons of pesos)

Revenue	6,204.6	5,335.0	6,695.4
Cost of sales	(6,029.1)	(5,603.3)	(6,355.8)
Gross profit (loss)	175.6	(268.3)	339.6
Selling expenses	(713.4)	(634.2)	(414.0)
Administrative expenses	(837.5)	(563.9)	(463.3)
Other operating income	312.0	466.2	196.4
Other operating expenses	(447.1)	(204.0)	(203.9)
Reversal of impairment of property, plant and equipment	88.4	-
Impairment of property, plant and equipment	-	-	(108.3)
Profit (loss) of join ventures	34.2	(4.8)	(31.0)
Share of (loss) profit of associates	(1.6)	2.2	2.3
Operating loss before Resolution ES No. 250/13 and subsequent Notes	(1,389.3)	(1,206.7)	(682.3)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequent Notes	2,271.9	2,933.1	-
Operating profit (loss)	882.6	1,726.3	(682.3)
Financial income	440.5	336.3	143.3
Financial cost	(1,113.2)	(813.9)	(501.9)
Other finance results	420.1	(519.3)	(203.0)
Financial results, net	(252.6)	(996.8)	(561.7)
Profit (Loss) before income tax	630.0	729.5	(1,244.0)
Income tax	(100.4)	12.2	133.3
Profit (Loss) for the year from continuing operations	529.5	741.6	(1,110.7)
Discontinued operations	-	(126.9)	31.1
Total Profit (Loss) of the year	529.5	614.8	(1,079.6)

Total Profit (Loss) of the year attributable to:
Owners of the company	743.2	286.1	(649.7)
Non - controlling interest	(213.7)	328.7	(429.9)

Revenue
Generation	2,275.4	1,731.3	3,623.2
Transmission	738.4	436.9	264.4
Distribution	3,598.4	3,440.7	2,977.2
Holding and others	419.7	210.1	188.4
Eliminations	(88.9)	(47.1)	(93.4)
Subtotal Sales	6,943.0	5,771.9	6,959.8
Sales from interest in joint ventures	(738.4)	(436.9)	(264.4)
Total Sales	6,204.6	5,335.0	6,695.4

Gross profit (loss)
Generation	1,098.8	304.5	432.4
Transmission	198.7	43.2	(17.0)
Distribution	(1,118.1)	(681.8)	(120.5)
Holding and others	216.5	121.0	120.7
Eliminations	(21.6)	(12.0)	(93.0)
Subtotal Gross (loss) profit	374.3	(225.1)	322.6
Gross loss (profit) from interest in joint ventures	(198.7)	(43.2)	17.0
Total Gross profit	175.6	(268.3)	339.6

Operating profit (loss)
Generation	1,009.1	402.8	214.9
Transmission	99.3	(21.9)	(77.1)
Distribution	(281.5)	1,288.4	(853.7)
Holding and others	121.1	41.9	3.8
Eliminations	(0.3)	(2.0)	(16.2)
Subtotal operating profit (loss)	947.7	1,709.2	(728.3)
Operating profit (loss) from interest in joint ventures	(65.1)	17.1	46.0
Total operating profit (loss)	882.6	1,726.3	(682.3)

Total profit (loss) of the year
Generation	633.0	(207.8)	(57.5)
Transmission	34.1	(4.9)	(31.2)
Distribution	(1,101.4)	508.1	(1,116.4)
Holding and others	963.8	319.4	125.5
Total profit (loss) of the year	529.5	614.8	(1,079.6)

Total profit (loss) attributable to owners of the company
Generation	529.3	(191.9)	(74.8)
Transmission (1)	34.1	(4.9)	(31.2)
Distribution	(742.1)	163.5	(669.3)
Holding and others	921.9	319.4	125.6
Total profit (loss) attributable to owners of the company	743.2	286.1	(649.7)

Total profit (loss) attributable to non - controlling interest
Generation	103.6	(15.9)	17.2
Distribution	(359.2)	344.6	(447.1)
Holding and others	41.9	-	-
Total profit (loss) attributable to non - controlling interest	(213.7)	328.7	(429.9)

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

Generation, conformed by direct and indirect equity interest in Piedra Buena, Güemes, Loma la Lata, HINISA, HIDISA, Pampa Comercializadora S.A and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor.

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

Year ended December 31, 2014 compared to year ended December 31, 2013

Generation Segment

Generation net sales increased by 31.4% to Ps. 2,275.5 million for the fiscal year ended December 31, 2014 from Ps.1,731.3 million for the same period in 2013. The rise of Ps.544.1 million in electricity generation net sales was mainly due to the combined effect of the growth in average electricity selling prices calculated for the segment (Ps.225.3 per MWh for the fiscal year ended December 31, 2014, compared to Ps.193.0 per MWh for the same period in 2013, which represents a sales increase of Ps.287.8 million), and also due to the amount of electricity sold for the segment (9,802.0 GWh for the fiscal year ended December 31, 2014, compared to 8,908.8 GWh for the same period in 2013, which represents a sales increase of Ps.201.2 million).

                Average electricity generation selling prices mainly show the impact of the pricing scheme provided in SE Resolution No. 529/2014, which was issued in May 2014 and changed the remuneration sheme provided under SE Resolution No. 95/2013 with retroactive effect to February 2013 and the changes in the exchange rate, which impacted our Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the increase in electricity sales (in GWh) was mainly due to greater generation in CTLL’s steam turbine and a higher dispatch at CPB. Both effects were partly offset by a lower dispatch at CTG, as well as to a lower dispatch in our hydraulic units, on account of lower water input levels in the area.The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal Years Ended December 31,
	2014			2013
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	516.1	33.0	549.1	616.1	216.8	832.9
HIDISA	322.4	28.9	351.3	420.8	209.2	629.9
Thermal
CTG	1,528.2	596.2	2,124.4	1,674.8	592.8	2,267.6
CTLLL	3,420.9	80.8	3,501.7	1,947.1	425.1	2,372.2
CTP*	131.1	0.0	131.1	130.3	0.0	130.3
CPB	3,089.6	54.8	3,144.4	2,229.2	446.7	2,675.9
Total	9,008.3	793.6	9,802.0	7,018.4	1,890.5	8,908.8
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales decreased by 17.5% to Ps.1,176.7 million for the fiscal year ended December 31, 2014 from Ps.1,426.8 million for the same period in 2013, mainly due to the decline in energy purchases of 80.8% in our hydroelectric power units and of 47.3% in our thermal power units, due to the fact that as from the implementation of SE Resolution No. 95/2013 the WEM agreement administration has been managed by CAMMESA. The reduction in cost of sales was also due to a drop of 84.0% in penalties and 20.3% in maintenance costs of our thermal power units as CTLL’s steam turbine was fixed. These effects were partly offset by greater labor costs of 32.8% in our hydraulic power units and of 41.1% in our thermal power units, as well as a 42.9% increase in our hydroelectric facilities maintenance costs. The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Hydroelectric facilities:
Energy purchases	25.1	15.5%	131.2	54.0%
Labor costs	55.3	34.1%	41.7	17.1%
Royalties	18.1	11.2%	21.5	8.9%
Repairs and Maintenance	10.3	6.3%	7.2	3.0%
Amortization for intangible assets	19.4	12.0%	19.4	8.0%
Fees for third-party services	2.3	1.4%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	1.1%	1.7	0.7%
Others	29.8	18.4%	18.6	7.6%
Total hydroelectric	162.2	100.0%	243.0	100.0%

Thermal facilities:
Energy purchases	218.5	21.5%	414.9	35.0%
Gas consumption	213.8	21.1%	182.5	15.4%
Labor costs	215.6	21.3%	152.8	12.9%
Repairs and Maintenance	74.3	7.3%	93.3	7.9%
Depreciation of property, plant and equipment	107.1	10.6%	80.0	6.8%
Penalties	11.4	1.1%	71.0	6.0%
Liquid fuel consumption	0.0	0.0%	29.3	2.5%
Fees for third-party services	20.8	2.1%	21.0	1.8%
Others	152.9	15.1%	138.9	11.7%
Total thermal	1,014.5	100.0%	1,183.8	100.0%

Total	1,176.7	100.0%	1,426.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, our generation segment gross profit increased by 260.8% to Ps.1,098.8 million for the fiscal year ended December 31, 2014 compared to Ps.304.5 million for the same period in 2013.

Selling expenses from our generation segment decreased to Ps.17.9 million for the fiscal year ended December 31, 2014, compared to Ps.78.5 million for the same period in 2013, mainly due to a Ps.44.7 million decrease in the amount paid for tax sales (ingresos brutos) and a 91.5% decrease in doubtful accounts. Selling expenses relating to to our hydroelectric power units amounted to Ps.8.4 million and Ps.22.0 million, and those corresponding to our thermal power units reached Ps.9.5 million and Ps.56.5 million for the fiscal years ended December 31, 2014 and 2013, respectively. The following table shows the main components of our generation segment selling costs for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Taxes, rates and contributions	9.1	50.6%	53.8	68.5%
Doubtful accounts	1.5	8.3%	17.6	22.5%
Others	7.4	41.1%	7.1	9.0%
Total	17.9	100.0%	78.5	100.0%
Of which:
Hydroelectric	8.4	46.6%	22.0	28.1%
Thermal	9.5	53.4%	56.5	71.9%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation administrative expenses increased to Ps.200.0 million for the fiscal year ended December 31, 2014, compared to Ps.139.0 million for the same period in 2013, mainly due to higher labor costs in our generation subsidiaries. Administrative expenses corresponding to our hydroelectric units amounted to Ps.21.5 million and Ps.20.2 million, while our thermal power units amounted to Ps.178.5 million and Ps.118.8 million for the fiscal years ended December 31, 2014 and 2013, respectively. The following table shows the main components of our generation segment administrative expenses segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	105.7	52.8%	76.0	54.6%
Fees for third-party services	50.4	25.2%	28.1	20.2%
Depreciation of property, plant and equipment	5.7	2.8%	6.4	4.6%
Taxes, rates and contributions	5.2	2.6%	5.7	4.1%
Rental, insurance and transport	12.1	6.1%	5.1	3.7%
Others	20.9	10.5%	17.8	12.8%
Total	200.0	100.0%	139.0	100.0%
Of which:
Hydroelectric	21.5	10.8%	20.2	14.5%
Thermal	178.5	89.2%	118.8	85.5%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation net operating income and expenses resulted in a total profit of Ps.39.9 million and Ps.315.9 million for the fiscal years ended December 31, 2014 and 2013, respectively, mainly due to the recovery of insurance registered by CTLL and the registration of the discount granted as compensation for breaches (reversal of the provision) of the Isolux agreement for CTLL expansion works in 2013. The following table shows the main components of other net operating our generation segment income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Insurance recovery	5.6	14.1%	246.0	77.9%
Recovery of receivables	49.5	124.0%	0.5	0.2%
Recovery of sales tax	37.9	95.1%	-	0.0%
Recognition of March Agreement	-	0.0%	85.2	27.0%
Debit and credit tax	(30.9)	-77.4%	(25.4)	-8.0%
Provision for fiscal credits	(4.0)	-10.0%	(7.7)	-2.4%
Provision for contigencies	(20.1)	-50.4%	-	0.0%
Others	1.8	4.5%	17.3	5.5%
Total	39.9	100.0%	315.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating income increased by 150.5% to Ps.1,009.1 million for the fiscal year ended December 31, 2014, against Ps.402.8 million for the same period in 2013.

Generation net financial results accounted for a loss of Ps.152.1 million for the fiscal year ended December 31, 2014, compared to a loss of Ps.590.0 million for the same period in 2013, mainly due to net foreign exchange losses of Ps.392.4 million and net financial interest losses of Ps.146.7 million. Such effects were partly offset by net commercial interest revenues of Ps.163.8 million, adjustments to current value of CAMMESA’s consolidated credits for Ps.216.4 million and changes in the fair value of financial instruments for Ps.90.6 million. In the same period of 2013, our generation segment incurred in loss mainly due to net foreign exchange losses (Ps.313.1 million), adjustment to current value of CAMMESA’s consolidated credits (Ps.159.2 million), and net financial interest losses of Ps.161.2 million. Such effects were partly offset by net commercial interest revenues of Ps.37.1 and changes in fair value of financial instruments for Ps.34.9 million. The following table shows the main components of our generation segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	76.1	31.6%	15.5	24.3%
Commercial interest	164.9	68.4%	48.4	75.7%
Others	0.0	0.0%	0.0	0.1%
Subtotal	240.9	100.0%	63.9	100.0%

Financial cost
Financial interest	(222.8)	71.7%	(176.7)	81.6%
Tax interest	(31.7)	10.2%	(22.2)	10.3%
Commercial interest	(1.1)	0.4%	(11.3)	5.2%
Others	(55.2)	17.7%	(6.2)	2.9%
Subtotal	(310.8)	100.0%	(216.5)	100.0%

Other financial results
Foreign exchange differences, net	(392.4)	477.0%	(313.1)	71.6%
Results from current value measurement	216.4	-263.1%	(159.2)	36.4%
Changes in the fair value of financial instruments	90.6	-110.1%	34.9	-8.0%
Other financial results	3.2	-3.8%	-	0.0%
Subtotal	(82.3)	100.0%	(437.5)	100.0%

Total	(152.1)	100.0%	(590.0)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of Ps.224.1 million for the fiscal year ended December 31, 2014, compared to a charge of Ps.20.7 million for the same period in 2013.

Finally, our generation segment recorded a net profit of Ps.633.0 million for the fiscal year ended December 31, 2014, of which Ps.529.3 million are attributable to the Company’s owners, compared to a loss of Ps.191.9 million for the same period in 2013 attributable to the Company’s owners.

Transmission Segment

Transmission net sales increased by 69.0% to Ps.738.4 million for the fiscal year ended December 31, 2014, compared to Ps.436.9 million for the same period in 2013. Net regulated sales increased by 72.1% to Ps.577.2 million for the fiscal year ended December 31, 2014, from Ps.335.4 million recorded for the same period in 2013, mainly as a result of greater recognition of cost variations (Ps.425.0 million in 2014 compared to Ps.183.6 million in 2013), pursuant to the Instrumental Agreement and the Renewal Agreement. Net revenues from royalties increased by 19.3% to Ps.9.1 million for the fiscal year ended December 31, 2014 from Ps.7.6 million for the same period in 2013. Other net sales increased by 62.0% to Ps.152.1 million for the fiscal year ended December 31, 2014 from Ps.93.9 million for the same period of 2013, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission cost of sales increased by 37.1% to Ps.539.7 million for the period ended December 31, 2014, compared to Ps.393.7 million for the same period in 2013, mainly as a result of prevailing increases in labor costs in 2014. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Labor costs	298.8	55.4%	215.8	54.8%
Fees for third-party services	13.7	2.5%	10.4	2.6%
Depreciation of property, plant and equipment	42.8	7.9%	40.9	10.4%
Repairs and Maintenance	25.7	4.8%	20.4	5.2%
Materials for works	52.6	9.7%	12.1	3.1%
Others	106.2	19.7%	94.1	23.9%
Total	539.7	100.0%	393.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, transmission gross profit amounted to Ps.198.7 million for the fiscal year ended December 31, 2014, from a Ps.43.2 million profit for the same period in 2013, mainly as a result of greater sales recognition arising from the Instrumental Agreement and the Renewal Agreement.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 35.7% to Ps.91.8 million for the fiscal year ended December 31, 2014, compared to Ps.67.7 million for the same period in 2013, mainly due to a labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	67.1	73.1%	44.3	65.4%
Fees for third-party services	6.0	6.5%	4.3	6.4%
Depreciation of property, plant and equipment	4.3	4.7%	4.2	6.2%
Insurance and rentals	3.4	3.7%	5.1	7.5%
Others	11.0	12.0%	9.8	14.5%
Total	91.8	100.0%	67.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission net income and expenses recorded a loss of Ps.7.6 million for the fiscal year ended December 31, 2014, compared to a Ps.2.6 million profit for the same period in 2013. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Insurance recovery	2.7	-35.6%	9.3	357.7%
Debit and credit tax	(11.1)	146.1%	(7.0)	-269.2%
Others	0.8	-10.4%	0.3	11.5%
Total	(7.6)	100.0%	2.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating income accounted for a profit of Ps.99,3 million for the fiscal year ended December 31, 2014, against a loss of Ps.21.9 million for the same period in 2013, mainly as a result of increases in regulated sales, which were partly offset by increases in the above-described costs and expenses.

Transmission net financial income accounted for a profit of Ps.24.7 million for the fiscal year ended December 31, 2014, compared to a Ps.16.2 million profit for the same period in 2013, mainly as a result of interest income from the Fourth Line and the IVC under the Memorandum of Understanding (Ps.226.1 million), partly offset by foreign exchange losses (Ps.138.4 million), and financial interest on liabilities (Ps.58.9 million). In the same period of 2013, our transmission segment recorded profits from interest income from the Fourth Line and the IVC of Ps.173, partly offset by foreign exchange losses (Ps.122 million) and financial interest on liabilities (Ps.41.5 million). The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	226.1	100.0%	173.0	100.0%
Subtotal	226.1	100.0%	173.0	100.0%

Financial cost
Financial interest	(58.9)	99.2%	(41.5)	99.0%
Others	(0.5)	0.8%	(0.4)	1.0%
Subtotal	(59.4)	100.0%	(41.9)	100.0%

Other financial results
Foreign exchange differences, net	(138.4)	97.4%	(122.0)	106.2%
Changes in the fair value of financial instruments	-	0.0%	7.5	-6.5%
Others	(3.6)	2.6%	(0.4)	0.3%
Subtotal	(142.0)	100.0%	(114.9)	100.0%

Total	24.7	100.0%	16.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of Ps.51.4 million for the fiscal year ended December 31, 2014, compared to a profit of Ps.0.8 million for the same period in 2013.

Finally, our transmission segment recorded a net profit of Ps.34.1 million for the fiscal year ended December 31, 2014, compared to a net loss of Ps.4.9 million for the same period in 2013, both attributable to the Company’s owners.

Distribution Segment

Net sales from our distribution activities increased by 4.6% to Ps.3,598.4 million in the fiscal year ended December 31, 2014, compared to Ps.3,440.7 million for the same period in 2013, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor’s electricity sales volume between the years under study decreased in 382 GWh, compared to sales volume being 21,292 GWh in 2014 to 21,674 GWh in 2013.

The cost of sales increased by 14.4% to Ps.4,716.5 million in the fiscal year ended December 2014, compared to Ps.4,122.5 million for the same period in 2013, mainly due to higher labor costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Energy purchases	1,878.1	39.8%	2,050.3	49.7%
Labor costs	1,373.2	29.1%	790.7	19.2%
Fees for third-party services	714.3	15.1%	665.1	16.1%
Depreciation of property, plant and equipment	211.8	4.5%	201.7	4.9%
Penalties	233.9	5.0%	234.8	5.7%
Materials for works	205.9	4.4%	121.9	3.0%
Others	99.4	2.1%	58.0	1.4%
Total	4,716.5	100.0%	4,122.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross loss from our distribution activities increased to Ps.1,118.1 million in the fiscal year ended December 31, 2014, compared to a loss of Ps.681.8 million for the same period in 2013, mainly due to the cost of sales increase that was not offset by a revenue increase.

Selling expenses increased by 20.0% to Ps.658.9 million in the fiscal year ended December 31, 2014, compared to Ps.549.1 million for the same period in 2013, mainly due to increases in third-party compensation and fees between both periods, and labor cost increases resulting from granted wage increases, partly offset by lower penalties and doubtful accounts. The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Labor costs	249.0	37.8%	179.4	32.7%
Fees for third-party services	262.8	39.9%	198.5	36.1%
Penalties	18.4	2.8%	52.7	9.6%
Taxes, rates and contributions	42.2	6.4%	34.3	6.3%
Doubtful accounts	21.5	3.3%	38.0	6.9%
Communication Expenses	39.1	5.9%	32.6	5.9%
Others	25.9	3.9%	13.7	2.5%
Total	658.9	100.0%	549.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses from our distribution segment increased by 53.4% to Ps.510.3 million for the fiscal year ended December 31, 2014, compared to Ps.322.6 million for the same period in 2013, mainly due to labor cost increases resulting from wage increases, and increases in third-party compensation and fees between both periods. The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	245.5	48.1%	152.7	45.9%
Fees for third-party services	157.8	30.9%	107.1	32.2%
Insurance and rentals	35.2	6.9%	21.9	6.6%
Security surveillance expenses	15.1	3.0%	10.4	3.1%
Others	56.6	11.1%	40.6	12.2%
Total	510.3	100.0%	332.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses for the fiscal year ended December 31, 2014, amounted to a net loss of Ps.266.1 million, compared to a loss of Ps.81.2 million for the same period in 2013. The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Income from services to third-parties	33.3	-12.5%	21.7	-26.7%
Debit and credit tax	(65.1)	24.5%	(55.8)	68.8%
Provision for contigencies	(75.4)	28.3%	(36.0)	44.4%
Voluntary retirements	(25.0)	9.4%	(15.9)	19.6%
Net expenses for technical functions	(16.2)	6.1%	(15.5)	19.2%
Other expenses - FOCEDE	(97.7)	36.7%	-	0.0%
Others	(19.9)	7.5%	20.4	-25.2%
Total	(266.1)	100.0%	(81.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our distribution activities decreased by Ps.1,569.9 million to a loss of Ps.281.5 million for the fiscal year ended December 31, 2014, compared to a profit of Ps.1,288.4 million for the same period in 2013, mainly due to the fact that the implementation of SE Resolution No. 250/2013 and the subsequent Notes were not enough to offset higher operating costs. Under this resolution there was a recognition of higher costs for Ps.2,271.9 million in the fiscal year 2014, compared to Ps.2,993.1 million for the same period in 2013. Excluding such effect, operating income from our distribution segment would account for a loss of Ps.2,553.3 million for the fiscal year 2014.

Net financial results related to our distribution activities represented a loss of Ps.981.6 million for the fiscal year ended December 31, 2014, a 39.4% higher loss compared to a Ps.704.2 million loss for the same period of 2013, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (Ps.647.8 million), losses for interest expenses generated by liabilities (Ps.193.6 million), and losses from commercial interest due to the incurred debt with CAMMESA (Ps.459.7 million), which were partially offset by income from financial interests due to the implementation of SE Resolution No. 250/2013 and subsequent notes (Ps.157.8 million), changes in fair value of financial instruments(Ps.68.1 million) commercial interests for Ps.43.3 million and a gain from bond repurchase (Ps.44.4 million). In 2013, our distribution segment recorded a loss from interest expenses generated by liabilities of Ps.214.7 million, Ps.325.8 for losses in commercial interest and Ps.532.5 million for foreign exchange differences, partially offset by income from commercial interests for Ps.45.4 million, a gain from financial interests for Ps.238.0 million and a gain from repurchases of financial debt of Ps.88.9 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	195.7	81.9%	238.0	82.9%
Commercial interest	43.3	18.1%	45.4	15.8%
Others	-	0.0%	3.7	1.3%
Subtotal	239.0	100.0%	287.1	100.0%

Financial cost
Financial interest	(193.6)	28.0%	(214.7)	37.9%
Commercial interest	(459.7)	66.4%	(325.8)	57.6%
Tax interest	(5.9)	0.9%	(13.8)	2.4%
Others	(33.3)	4.8%	(11.5)	2.0%
Subtotal	(692.5)	100.0%	(565.8)	100.0%

Other financial results
Foreign exchange differences, net	(647.8)	122.7%	(532.5)	125.1%
Result from repurchase of financial debt	44.4	-8.4%	88.9	-20.9%
Changes in the fair value of financial instruments	68.1	-12.9%	15.0	-3.5%
Others	7.3	-1.4%	3.1	-0.7%
Subtotal	(528.1)	100.0%	(425.5)	100.0%

Total	(981.6)	100.0%	(704.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax credit of Ps.161.8 million in the fiscal year ended December 31, 2014, compared to Ps.52.7 million credits in the same period of 2013.

Finally, our distribution activities registered a net loss of Ps.1,101.4 million for the fiscal year ended December 31, 2014, of which Ps.742.1 million are attributable to the Company’s owners, compared to a gain of Ps.163.5 million for the same period in 2013 attributable to the Company’s owners.

Holding and Others Segment

Net sales related to our holding and others segment were Ps.419.7 million for the fiscal year ended December 31, 2014, 99.8% higher compared to Ps.210.1 million in the same period of 2013. These sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 128.2% to Ps.203.2 million in the fiscal year ended December 31, 2014 compared to Ps.89.0 million for the same period of 2013.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Labor costs	7.3	3.6%	4.3	4.8%
Fees for third-party services	17.4	8.6%	9.2	10.3%
Depreciation of property, plant and equipment	80.7	39.7%	35.7	40.1%
Gas production	32.6	16.0%	11.6	13.0%
Royalties	49.4	24.3%	24.0	27.0%
Others	15.7	7.7%	4.3	4.8%
Total	203.2	100.0%	89.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was Ps.216.5 million for the fiscal year ended December 31, 2014 compared to Ps.121.0 million for the same period of 2013.

Selling expenses related to our holding and others segment increased to Ps.36.5 million for the fiscal year ended December 31, 2014 compared to Ps.6.6 million for the same period of 2013. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Taxes, rates and contributions	13.2	36.2%	5.3	80.2%
Compensation agreements	19.3	52.9%	0.0	0.0%
Others	4.0	11.0%	1.3	19.8%
Total	36.5	100.0%	6.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses decreased 45.1% to Ps.148.4 million for the fiscal year ended December 31, 2014 compared to Ps.102.3 million for the same period of 2013, principally due to higher labor costs and compensation agreements with some of Petrolera Pampa’s executives. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	36.8	24.8%	25.6	25.0%
Fees for third-party services	33.8	22.8%	22.0	21.5%
Taxes, rates and contributions	13.6	9.2%	21.8	21.3%
Directors' and syndics' fees	14.6	9.9%	15.7	15.4%
Directors' options reserve	6.7	4.5%	8.9	8.7%
Compensation agreements	25.6	17.2%	0.0	0.0%
Others	17.2	11.6%	8.2	8.0%
Total	148.4	100.0%	102.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income from our holding and other activities registered a profit of Ps.91.1 million for the fiscal year ended December 31, 2014, 231.4% higher compared to a gain of Ps.27.5 million for the same period in 2013, mainly due to Ps.104.5 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa, which was partly offset by losses in property, plant and equipment (Ps.21.8 million) and compensation agreements (Ps.16.7 million). The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Res. No, 1/13 Natural Gas Excess Injection Income	127.1	139.6%	22.6	82.2%
Recovery of expenses	8.2	9.0%	10.0	36.4%
Compensation agreements	(16.7)	-18.3%	-	0.0%
Decreaeses in property, plant and equipment	(21.8)	-23.9%	(3.7)	-13.5%
Other credits provision	-	0.0%	(2.0)	-7.3%
Others	(5.9)	-6.4%	0.6	2.1%
Total	91.1	100.0%	27.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our holding and others segment amounted to Ps.121.1 million for the fiscal year ended December 31, 2014 compared to an operating gain of Ps.41.9 million for the same period of 2013, primarily explained by an increase in net sales from Petrolera Pampa in 2014 and Resolution No. 1/2013 Natural Gas Excess Injection Income.

Net financial results related to our holding and others activities represented a profit of Ps.880.8 million for the fiscal year ended December 31, 2014 compared to a profit of Ps.297.4 million for the same period of 2013, primarily due to gains generated from changes on the fair value of financial assets  for Ps.700.8 million and foreign exchange differences for Ps.327.4 million, partially offset by losses from net financial interests for Ps.131.4 million and fiscal interests for Ps.13.4 million. During the same period of 2013, our holding and others segment recorded profits mainly generated by changes on the fair value of financial assets for Ps.245.9 million and foreign exchange differences for Ps.101.5 million, partly offset by losses from net financial interests for Ps.35.5 million and fiscal interests for Ps.4.9 million. The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	25.8	99.2%	6.5	98.5%
Others	0.2	0.8%	0.1	1.5%
Subtotal	26.0	100.0%	6.6	100.0%

Financial cost
Financial interest	-157.2	89.5%	-42.0	79.4%
Tax interest	(13.4)	7.6%	(4.9)	9.2%
Others	(5.1)	2.9%	(6.0)	11.4%
Subtotal	-175.6	100.0%	-52.9	100.0%

Other financial results
Foreign exchange differences, net	327.4	31.8%	101.5	29.5%
Changes in the fair value of financial instruments	700.8	68.0%	245.9	71.5%
Others	2.2	0.2%	(3.7)	-1.1%
Subtotal	1,030.5	100.0%	343.7	100.0%

Total	880.8	100.0%	297.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps.38.1 million for the fiscal year ended December 31, 2014, compared to a charge of Ps.19.9 million for the same period of 2013.

Finally, our holding and others segment registered a net profit of Ps.963.9 million for the fiscal year ended December 31, 2014, of which Ps.921,9 are attributable to the Company’s owners, compared to a net profit of Ps.319.4 million recorded in the same period of 2013, attributable to the Company’s owners.

Year ended December 31, 2013 compared to year ended December 31, 2012

Generation Segment

Generation net sales decreased by 52.2% to Ps.1,731.3 million for the fiscal year ended December 31, 2013 from Ps.3,623.2 million for the same period in 2012. The decline of Ps.1,891.9 million in electricity generation net sales was mainly due to the combined effect of the drop in average electricity selling prices calculated for the segment (Ps.193.0 per MWh for the fiscal year ended December 31, 2013, compared to Ps.346.7 per MWh for the same period in 2012, which represents a sales decrease of Ps.1,600.4 million), and also due to the amount of electricity sold for the segment (8,908.8 GWh for the fiscal year ended December 31, 2013, compared to 10,409.6 GWh for the same period in 2012, which represents a decrease of Ps.289.6 million.)

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

	Fiscal Years Ended December 31,
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

Generation cost of sales decreased by 55.3% to Ps.1,426.8 million for the fiscal year ended December 31, 2013, from Ps.3,190.8 million for the same period in 2012, mainly due to a decline in gas consumption (68.5%) and liquid fuels (98.2%) in our thermal power units, because as from the implementation of SE Resolution No. 95/2013 the allocation of such resources have been managed by CAMMESA, except for differential compensation agreements such as Energía Plus and SE Resolution No. 220/2007, and also to fewer electricity purchases in our hydroelectric power units (17.8%.) These effects were partly offset by greater maintenance costs due to the decommissioning of CTLL’s steam turbine, in addition to an increase in the costs of energy purchases of 27.3% in our thermal generation segment, and also to increased labor costs of 23.7% in our hydraulic power units, and of 31% in our thermal power units. The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Hydroelectric facilities:
Energy purchases	131.2	54.0%	159.6	60.6%
Labor costs	41.7	17.1%	33.7	12.8%
Royalties	21.5	8.9%	22.7	8.6%
Repairs and Maintenance	7.2	3.0%	7.3	2.8%
Amortization for intangible assets	19.4	8.0%	19.5	7.4%
Fees for third-party services	1.7	0.7%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	0.7%	1.6	0.6%
Others	18.6	7.6%	17.0	6.5%
Total hydroelectric	243.0	100.0%	263.3	100.0%

Thermal facilities:
Energy purchases	414.9	35.0%	326.0	11.1%
Gas consumption	182.5	15.4%	578.9	19.8%
Labor costs	152.8	12.9%	116.6	4.0%
Repairs and Maintenance	93.3	7.9%	18.6	0.6%
Depreciation of property, plant and equipment	80.0	6.8%	95.9	3.3%
Penalties	71.0	6.0%	22.1	0.8%
Liquid fuel consumption	29.3	2.5%	1,611.7	55.1%
Fees for third-party services	21.0	1.8%	10.2	0.3%
Others	138.9	11.7%	147.5	5.0%
Total thermal	1,183.8	100.0%	2,927.6	100.0%

Total	1,426.8	100.0%	3,190.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation gross profit decreased by 42% to Ps. 304.5 million for the fiscal year ended December 31, 2013, compared to Ps.432.4 million for the same period in 2012, mainly due to the fact that the decline in the above-described costs of sales did not offset the drop in electricity sales, which were mainly caused by the decommissioning of CTLL’s steam turbine in the first six months of 2013. Gross margin relating to our electricity generation activities increased by 5.7% to 17.6% on the sales for the fiscal year ended December 31, 2013 from 11.9% on the sales for the same period in 2012, as a result of diminishing gross profit in 2013 fiscal year compared to the same period in 2012.

Selling expenses from our generation segment increased to Ps.78.5 million for the fiscal year ended December 31, 2013, compared to Ps.57.2 million for the same period in 2012. Selling expenses pertaining to our hydroelectric power units amounted to Ps.22.0 million and Ps.7.5 million, and those corresponding to our thermal power units reached Ps.56.5 million and Ps.49.8 million for the fiscal years ended December 31, 2013 and 2012, respectively. The following table shows the main components of our generation segment selling costs for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Taxes, rates and contributions	53.8	68.5%	48.7	85.2%
Doubtful accounts	17.6	22.5%	2.2	3.8%
Others	7.1	9.0%	6.3	11.0%
Total	78.5	100.0%	57.2	100.0%
Of which:
Hydroelectric	22.0	28.1%	7.5	13.1%
Thermal	56.5	71.9%	49.8	86.9%
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

Other generation net operating income and expenses resulted in a total profit of Ps.315.9 million and Ps.98.7 million for the fiscal years ended December 31, 2013 and 2012, respectively, mainly due to the recovery of insurance claims by CTLL as compensation for damages arising from the accidents occurred in February 2011 and November 2012, collected in 2012 and 2013, respectively; as well as US$18 million corresponding to the compensation for breaches (reversal of the provision) of the Isolux contract for CTLL expansion works. The following table shows the main components of other net operating income and expenses in our generation segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	246.0	77.9%	135.0	136.7%
Recovery of receivables	0.5	0.2%	1.5	1.5%
Recognition of March Agreement	85.2	27.0%	-	0.0%
Debit and credit tax	(25.4)	-8.0%	(21.5)	-21.7%
Provision for fiscal credits	(7.7)	-2.4%	(9.5)	-9.6%
Others	17.3	5.5%	(6.8)	-6.9%
Total	315.9	100.0%	98.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Moreover, in the third quarter of 2012, as a result of the CPB recoverable value assessment, an impairment loss of Ps.108.3 million was recorded to the property, plant and equipment associated with consolidated assets.

Generation operating results increased by 47.3% to Ps.402.8 million for the fiscal year ended December 31, 2013, compared to Ps.214.9 million for the same period in 2012. Our generation operating margin increased by 17.4% to 23.3% on revenues for the fiscal year ended December 31, 2013, against 0.6% on revenues for the same period in 2012.

Generation net financial results accounted for a loss of Ps.590 million for the fiscal year ended December 31, 2013, compared to a loss of Ps.273.5 million for the same period in 2012, mainly due to net foreign exchange losses (Ps.313.1 million), adjustment to current value of CAMMESA’s consolidated credits (Ps.159.2 million), and net financial interest losses of Ps.161.2 million. Such effects were partly offset by net commercial interest revenues of Ps.37.1 million. In the same period of 2012, our generation segment originated net foreign exchange losses of Ps.108.9 million, net financial interest of Ps.170 million, losses for adjustment to current value of Ps.67.5 million, partly offset by a net commercial interest profit of Ps.65.5 million. The following table shows the main components of our generation segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	15.5	24.3%	8.2	11.0%
Commercial interest	48.4	75.7%	66.2	88.9%
Others	0.0	0.1%	0.1	0.1%
Subtotal	63.9	100.0%	74.4	100.0%

Financial cost
Financial interest	-176.7	81.6%	-178.2	89.2%
Tax interest	(22.2)	10.3%	(10.5)	5.3%
Commercial interest	(11.3)	5.2%	(0.7)	0.4%
Others	(6.2)	2.9%	(10.4)	5.2%
Subtotal	(216.5)	100.0%	(199.8)	100.0%

Other financial results
Foreign exchange differences, net	-313.1	71.6%	-108.9	73.6%
Proceeds from current value measurement	(159.2)	36.4%	(67.5)	45.6%
Changes in the fair value of financial instruments	34.9	-8.0%	35.6	-24.0%
Other financial results	-	0.0%	(7.2)	4.9%
Subtotal	(437.5)	100.0%	(148.1)	100.0%

Total	(590.0)	100.0%	(273.5)	100.0%
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

Transmission Segment

Transmission net sales increased by 65.2% to Ps.436.9 million for the fiscal year ended December 31, 2013, compared to Ps.264.4 million for the same period in 2012. Net regulated sales increased by 87.4% to Ps.335.4 million for the fiscal year ended December 31, 2013, from Ps.178.9 million recorded for the same period in 2012, mainly as a result of greater recognition of cost variations (PS.183.6 million in 2013 compared to Ps.26.4 million in 2012), pursuant to the Instrumental Agreement and the Renewal Agreement entered into among Transener, Transba, the Secretariat of Energy, and the energy regulator ENRE. Net revenues from royalties increased by 6.0% to Ps.7.6 million for the fiscal year ended December 31, 2013 from Ps.7.2 million for the same period in 2012. Other net sales increased by 19.8% to Ps.93.9 million for the fiscal year ended December 31, 2013 from Ps.78.3 million for the same period in 2012, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission cost of sales increased by 39.9% to Ps.393.7 million for the period ended December 31, 2013, compared to Ps.281.4 million for the same period in 2012, mainly as a result of prevailing increases in labor costs in 2013. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Labor costs	215.8	54.8%	154.4	54.9%
Fees for third-party services	10.4	2.6%	6.5	2.3%
Depreciation of property, plant and equipment	40.9	10.4%	37.8	13.4%
Repairs and Maintenance	20.4	5.2%	18.8	6.7%
Materials for works	12.1	3.1%	12.1	4.3%
Others	94.1	23.9%	51.8	18.4%
Total	393.7	100.0%	281.4	100.0%
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

Transmission administrative expenses increased by 4.6%  to Ps.67.7 million for the fiscal year ended December 31, 2013, against Ps.64.7 million for the same period in 2012, mainly due to a labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	44.3	65.4%	35.4	54.8%
Fees for third-party services	4.3	6.4%	3.9	6.0%
Depreciation of property, plant and equipment	4.2	6.2%	3.8	5.9%
Insurance and rentals	5.1	7.5%	13.8	21.4%
Others	9.8	14.5%	7.7	11.9%
Total	67.7	100.0%	64.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission net income and expenses recorded a profit of Ps.2.6 million for the fiscal year ended December 31, 2013, compared to Ps.4.5 million for the same period in 2012. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	9.3	357.7%	4.6	100.3%
Others	-6.7	-257.7%	0.0	-0.3%
Total	2.6	100.0%	4.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating results accounted for a loss of Ps.21.9 million for the fiscal year ended December 31, 2013, against a loss of Ps.77.1 million for the same period in 2012, mainly as a result of increases in regulated sales, which were offset by increases in the above-described costs and expenses.

Transmission net financial income accounted for a profit of Ps.16.2 million for the fiscal year ended December 31, 2013, against a loss of Ps.4.4 million for the same period in 2012, mainly as a result of interest income from the Fourth Line and the IVC under the Memorandum of Understanding (Ps.173.0 million), partly offset by foreign exchange liability losses (Ps.122.0 million), and financial interest on liabilities (Ps.41 million). In the same period of 2012, our transmission segment recorded foreign exchange losses (PS.37.3 million) and financial interest on liabilities (Ps.45.6 million), generally offset by profits from interest income from the Fourth Line and the IVC of Ps.80.2 million. The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	173.0	100.0%	80.2	100.0%
Subtotal	173.0	100.0%	80.2	100.0%

Financial cost
Financial interest	(41.5)	99.0%	(45.6)	91.0%
Others	(0.4)	1.0%	(4.5)	9.0%
Subtotal	(41.9)	100.0%	(50.1)	100.0%

Other financial results
Foreign exchange differences, net	(122.0)	106.2%	(37.3)	108.1%
Changes in the fair value of financial instruments	7.5	-6.5%	3.2	-9.3%
Others	(0.4)	0.3%	(0.4)	1.2%
Subtotal	(114.9)	100.0%	(34.5)	100.0%

Total	16.1	100.0%	(4.4)	100.0%
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

The cost of sales increased by 33.0% to Ps.4,122.5 million in the fiscal year ended December 2013, compared to Ps.3,097.7 million for the same period in 2012, mainly due to labor cost increases, energy purchases, sanctions and penalties, and third-party service costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Energy purchases	2,050.3	49.7%	1,740.2	56.2%
Labor costs	790.7	19.2%	454.1	14.7%
Fees for third-party services	665.1	16.1%	444.9	14.4%
Depreciation of property, plant and equipment	201.7	4.9%	185.5	6.0%
Penalties	234.8	5.7%	106.6	3.4%
Materials for works	121.9	3.0%	82.3	2.7%
Others	58.0	1.4%	84.1	2.7%
Total	4,122.5	100.0%	3,097.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross loss from our distribution activities increased to Ps.681.8 million in the fiscal year ended December 31, 2013, compared to a loss of Ps.120.5 million for the same period in 2012, mainly due to the cost of sales increase that was not offset by a revenue increase.

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

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Labor costs	179.4	32.7%	114.6	32.4%
Fees for third-party services	198.5	36.1%	152.9	43.2%
Penalties	52.7	9.6%	10.4	2.9%
Doubtful accounts	34.3	6.3%	17.1	4.8%
Taxes, rates and contributions	38.0	6.9%	25.5	7.2%
Communication Expenses	32.6	5.9%	20.5	5.8%
Others	13.7	2.5%	12.8	3.6%
Total	549.1	100.0%	353.8	100.0%
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

Operating results from our distribution activities increased by Ps.2,142.1 million to a profit of Ps.1,288 million for the fiscal year ended December 31, 2013, compared to a loss of Ps.853.7 million for the same period in 2012, mainly due to the implementation of SE Resolution No. 250/2013 and SE Note No. 6,852/13, under which there was a recognition of higher costs for Ps.2,993.1 million. Excluding such effect, operating results from our distribution segment would account for a loss of Ps.1,641.1 million for the fiscal year 2013.

Net financial results related to our distribution activities represented a loss of Ps.704.2 million for the fiscal year ended December 31, 2013, a higher 69.9% loss compared to a loss of Ps.414.6 million for the same period of 2012, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (Ps.532.5 million), losses for interest expenses generated by liabilities (Ps.214.7 million), and losses from financial interest (Ps.325.8 million), which were partially offset by income from financial interests due to the implementation of SE Resolution No. 250/2013 and Note No. 6852/13 (Ps.238.0 million) and a gain from bond repurchase (Ps.88.9 million). In 2012, our distribution segment recorded a loss from interest expenses generated by financial liabilities of Ps.196.8 million, Ps.64.5 for losses in commercial interest and Ps.253.3 million for foreign exchange differences, partially offset by income from commercial interests for Ps.25.7 million and gain from financial interests for Ps.50.2 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	238.0	82.9%	50.2	66.1%
Commercial interest	45.4	15.8%	25.7	33.9%
Others	3.7	1.3%	-	0.0%
Subtotal	287.1	100.0%	75.9	100.0%

Financial cost
Financial interest	(214.7)	37.9%	(64.5)	23.6%
Commercial interest	(325.8)	57.6%	(196.8)	72.1%
Tax interest	(13.8)	2.4%	(11.0)	4.0%
Others	(11.5)	2.0%	(0.8)	0.3%
Subtotal	(565.8)	100.0%	(273.1)	100.0%

Other financial results
Foreign exchange differences, net	(532.5)	125.1%	(253.3)	116.5%
Result from repurchase of financial debt	88.9	-20.9%	-	0.0%
Changes in the fair value of financial instruments	15.0	-3.5%	39.5	-18.2%
Others	3.1	-0.7%	(3.5)	1.6%
Subtotal	(425.5)	100.0%	(217.4)	100.0%

Total	(704.2)	100.0%	(414.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax credit of Ps.52.7 million in the fiscal year ended December 31, 2013, compared with a charge of Ps.137.0 million in the same period of 2012.

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

Cost of sales related to our holding and others segment increased by 31.6% to Ps.89.0 million in the fiscal year ended December 31, 2013 compared to Ps.67.7 million for the same period of 2012.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Labor costs	4.3	4.8%	4.8	7.1%
Fees for third-party services	9.2	10.3%	8.5	12.5%
Depreciation of property, plant and equipment	35.7	40.1%	33.3	49.2%
Gas production	11.6	13.0%	5.8	8.6%
Royalties	24.0	27.0%	13.6	20.1%
Others	4.3	4.8%	1.7	2.5%
Total	89.0	100.0%	67.7	100.0%
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

Administrative expenses decreased 10.3% to Ps.102.3 million for the fiscal year ended December 31, 2013 compared to Ps.129.1 million for the same period of 2012, principally due to the relocation of Pampa Energía’s employees and expenses related to the services granted to our generation subsidiaries, partly offset by our activities in Petrolera Pampa. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	25.6	25.0%	54.5	42.2%
Fees for third-party services	22.0	21.5%	17.5	13.6%
Taxes, rates and contributions	21.8	21.3%	13.8	10.7%
Directors' and syndics' fees	15.7	15.4%	13.3	10.3%
Directors' options reserve	8.9	8.7%	8.9	6.9%
Others	8.2	8.0%	21.0	16.3%
Total	102.3	100.0%	129.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income from our holding and other activities registered a profit of Ps.27.5 million for the fiscal year ended December 31, 2013, 115% higher compared to a gain of Ps.12.8 million for the same period in 2012, mainly due to Ps.22.6 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Res. No, 1/13 Natural Gas Excess Injection Income	22.6	82.2%	-	0.0%
Recovery of expenses	10.0	36.4%	1.9	14.5%
Recovery of provision of tax credit	-	0.0%	20.6	161.3%
Decreaeses in property, plant and equipment	(3.7)	-13.5%	-	0.0%
Other credits provision	(2.0)	-7.3%	(5.2)	-40.8%
Others	0.6	2.1%	(4.5)	-35.0%
Total	27.5	100.0%	12.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our holding and others segment amounted to Ps.41.9 million for the fiscal year ended December 31, 2013 compared to an operating gain of Ps.3.8 million for the same period of 2012, primarily explained by an increase in period’s net sales from Petrolera Pampa and a reduction of administrative costs due to reallocation of personnel to generation segment.

Net financial results related to our holding and others activities represented a profit of Ps.297.4 million for the fiscal year ended December 31, 2013 compared to a profit of Ps.126.4 million for the same period of 2012, primarily due to gains generated from changes on the fair value of financial assets (Ps.245.9 million) and foreign exchange difference (Ps.101.5 million), partially offset by losses from net financial interests (Ps.35.5 million) and fiscal interests (Ps. 4.9 million). During the same period of 2012, our holding and others segment recorded profits mainly generated by changes on the fair value of financial assets (Ps.146.9 million) and foreign exchange differences (Ps.17.6 million), partly offset by losses from net financial interests (Ps.26.0 million) and fiscal interests (Ps. 8.7 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Resultados Financieros, en AR$mm excepto %	2013		2012
Financial income
Financial interest	6.5	98.5%	3.4	70.0%
Others	0.1	1.5%	1.4	30.0%
Subtotal	6.6	100.0%	4.8	100.0%

Financial cost
Financial interest	(42.0)	79.4%	(29.4)	71.9%
Tax interest	(4.9)	9.2%	(8.7)	21.4%
Others	(6.0)	11.4%	(2.8)	6.7%
Subtotal	(52.9)	100.0%	(40.8)	100.0%

Other financial results
Foreign exchange differences, net	101.5	29.5%	17.6	10.8%
Changes in the fair value of financial instruments	245.9	71.5%	146.9	90.4%
Others	(3.7)	-1.1%	(2.0)	-1.3%
Subtotal	343.7	100.0%	162.5	100.0%

Total	297.4	100.0%	126.4	100.0%
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

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make our last acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and PEPCA through a combination of funds from operations, and short-term borrowings, a significant part of which has already been cancelled. In 2012, we spun off EMDERSA and sold its subsidiaries other than EDELAR and EGSSA, as well as started the exchange process from CIESA notes to CIESA shares.  In March 2013, we sold our controlling interest in AESEBA and in October 2013, we sold our controlling interest in EDELAR.

Our business activities are now focused on the development and value-enhancement of our energy assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses such as our investments in the oil and gas sector.  Historically, our operating subsidiaries have relied on their respective cash flows from operations and on short-term and long-term borrowings to finance their operations, including capital expenditures.  As of April 30, 2015, due to tariff freeze and increased operating costs, our subsidiaries began to received financing from the Argentine Government (mainly from CAMMESA) in order to fulfill the operating deficit or to make capital expenditures. We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders, cash flow from the operations of our subsidiaries and short-term and long-term borrowings. Under current conditions, we expect our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings and government financing to finance their capital requirements in the near term. We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities (in the case of Edenor, for at least during 2015).

In the Distribution segment, our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2014, 2013 and 2012. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012 Edenor decided to only partially cancel, the obligations with CAMMESA with surplus cash balances. As of December 31, 2014, the commercial debt with CAMMESA amounts to approximately Ps. 2,257.1 million (net of the offset against CMM credit surpluses of SE Resolution No.250/2013 and Notes Nos. 6852/2013, 4012/2014, 486/2014 and 1136/2014 of the SE).

In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 granting Edenor a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although SE Resolution No. 32/2015, SE Resolution No. 250/2013 and SE Notes Nos. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 have provided additional sources of income, most of these adjustments have not been incorporated into Edenor’s tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by SE Resolution No. 32/2015 may prove insufficient to support the real variation in costs.

Pursuant to SE Resolution No. 32/2015, Edenor expects to resume full payment of its payment obligations with CAMMESA arising after February 1, 2015 and define with CAMMESA a payment plan for the cancellation of the outstanding debt with the WEM as of February 1, 2015, provided that such payment plan takes into consideration Edenor’s expected capacity to generate surplus cash flows to service its outstanding debt with the WEM. Edenor has argued that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as Edenor does not have the possibility of approving its electricity tariff, but, at the same time, has to maintain the priority given to the operation of the public service.

As of the date of this annual report, Edenor has received Ps.708.2 million as temporary increase in income, pursuant to SE Resolution No. 32/2015.

 Since entering into the Adjustment Agreement in February 2006, Edenor has been engaged in an RTI with the ENRE, relating to the adjustment and renegotiation of the terms of the concession.

As a result of the foregoing, access to acceptable financing to overcome our deficit in operations and accomplish our investment plans that are necessary to maintain the quality of the service, the object of the concession, is limited.  In this context, Edenor has requested and obtained from the Argentine Government a series of remedial or temporary measures, such as the issuance of ENRE Resolution No. 347/2012 and SE Resolution No. 250/2013.  In 2014, Edenor obtained from the Argentine Government additional funding to cope with certain mandatory salary increases and our investment plan.

Edenor’s principal uses of cash are expected to be the repayment of current debt with the WEM, operating costs, the servicing of our financial debt and our investment plan. Edenor is subject to limitations on its ability to incur new debt under the terms of our debt instruments so the company cannot assure that it will be able to obtain additional financing on acceptable terms.

However, the outcome of the tariff structure revision is uncertain as to both timing and final form. If in the future: (i) revised electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted any other recognition or other mechanism to compensate for cost increases, in addition to the revenue obtained from SE Resolution No. 347/2012 charges, the PUREE, CMM recognitions and the offsetting mechanism established by SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014, No. 1136/2014 of the SE and SE Resolution No. 32/2015, and/or; (iii) Edenor is not provided by the Argentine government with any other mechanism to finance cost increases, it is likely that the company will have insufficient liquidity and will therefore be obliged to continue implementing or deepening measures similar to those applied until now in order to preserve cash and enhance its liquidity.

In the generation segment, Pampa agreed to use sales settlements with CAMMESA to expand in 115 MW our Loma de la Lata’s capacity.

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

We record a portion of our trade receivables in our generation segment as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables.  In our generation segment, our non-current trade receivables relate to (i) amounts owed us by FONINVEMEN, which are payable in 120 monthly installments, and (ii) credits arising from the 2008-2015 LVFVDs accrued as of SE Resolution No. 406/2003 which are not committed to other projects and as “Additional Remuneration” which are allocated to the trust included in the new scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended, that are expected to finance the Loma de la Lata 2014 Expansion Project.

Our total non-current trade receivables amounted to Ps. 640.5 million as of December 31, 2014.  “See “Regulatory and Legal Framework—FONINVEMEM - WEM Supply Agreements under SE Resolution No. 220/2007 - WEM Supply Agreements under SE Resolution No. 724/2008 - Price Scheme – 2008-2011 Agreement.”

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	(in millions of pesos)
Cash at the beginning of the year	341.7	167.8	373.4
Net cash generated by operating activities	2,616.0	1,656.2	1,212.0
Net cash used in investing activities	(2,513.9)	(1,456.6)	(903.1)
Net cash aused in financing activities	(147.7)	(76.9)	(556.2)
Foreing currency exchange difference generated by cash and cash equivalent	39.1	51.2	41.7
Cash and cash equivalent at the end of the year	335.2	341.7	167.8

 Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 2,616 million for the year ended December 31, 2014, attributable principally to negative adjustments of Ps. 859.4 million for changes in the fair value of financial instruments, Ps. 2,271.9 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and Notes Nos. 6852/2013, 4012/2014, 486/2014 and 1136/2014 in our distribution segment, Ps. 223.3 million for results for discontinued value measurement and Ps. 47.1 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 467.2 million for depreciation and amortization of assets, Ps. 712.8 million for foreign currency exchange difference and Ps. 596.7 million for interest accruals

Changes in operating assets and liabilities amounted to Ps. 3,449.7 million for the year ended December 31, 2014. These changes in operating assets and liabilities were primarily due to a Ps. 3,455.5 million increase in proceeds from accounts payable and loans with CAMMESA and Ps. 482.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 753.8 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 1,656.2 million for the year ended December 31, 2013, attributable principally to negative adjustments of Ps. 295.9 million for changes in the fair value of financial instruments, Ps. 2,933.1 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and Notes Nos 6852/2013, 4012/2014, 486/2014 and 1136/2014 in our distribution segment, and Ps. 88.9 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 374.8 million for depreciation and amortization of assets, Ps. 744.2 million for foreign currency exchange difference, Ps. 447.6 million for interest accruals, Ps. 199.1 for discontinued operations at our distribution segment, and Ps. 155.9 million for results for discounted value measurement.

Changes in operating assets and liabilities amounted to Ps. 2,416.3 million for the year ended December 31, 2013. These changes in operating assets and liabilities were primarily due to a Ps. 183.4 million increase in trade and other payables, Ps. 2,231.5 million increase in proceeds from account payable and loans with CAMMESA, and Ps. 491.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 508.7 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 1,212.1 million for the year ended December 31, 2012, attributable principally to positive adjustments, including losses related to a Ps. 108.3 million impairment of property, plant and equipment, Ps. 374 million for depreciation and amortization of assets, Ps. 344.6 million for foreign currency exchange difference, Ps. 380.5 million for interest accruals, Ps. 298.9 for discontinued operations at our distribution segment and Ps. 72 million for results for discounted value measurement, which were partially offset by the negative adjustments of  and Ps. 191.9 million for changes in the fair value of financial instruments and Ps. 21.5 million result from repurchase of corporate bonds.

Changes in operating assets and liabilities amounted to Ps. 922 million for the year ended December 31, 2012. These changes in operating assets and liabilities were primarily due to a Ps. 260 million increase in trade and other payables, Ps. 295.7 million increase in proceeds from accounts payable and loans with CAMMESA, and Ps. 410.7 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 149.3 million increase in trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 2,513.9 million for the year ended December 31, 2014, principally due to Ps. 2,331.1 million in capital expenditures, Ps. 1055.5 million paid for the purchases of financial assets at fair value and Ps. 276.6 million in constitution of deposits in guarantee. These uses of cash and cash equivalent were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 1,258.2 million of proceeds from the sale of financial assets at fair value.

Net cash used in investing activities amounted to Ps. 1,456.6 million for the year ended December 31, 2013, principally due to Ps. 1,050.3 million in capital expenditures, Ps. 353.5 million paid for the purchases of financial assets at fair value, Ps. 282.2 million in subscription and rescue of investments funds, net, and Ps. 124.2 million in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalent were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 279.1 million of proceeds from the sale of financial assets at fair value.

Net cash used in investing activities amounted to Ps. 903.1 million for the year ended December 31, 2012, principally due to Ps. 640.4 million in capital expenditures, Ps. 689.6 million paid for the purchases of financial assets at fair value, Ps. 123.2 million in subscription and rescue of investments funds, and Ps. 236.1 million used in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalent were partially offset by net cash generated by our investing activities, including Ps. 782.7 million of proceeds from the sale of financial assets.

Net cash used in financing activities

Net cash used in our financing activities amounted to Ps. 147.7 million for the year ended December 31, 2014, principally due to payments of Ps. 2,821.4 made in connection with bank and financial borrowings (including principal and interest) by all of our segments. These uses of cash and cash equivalent were partially offset by Ps. 2,519.4 million of net cash and cash equivalent generated by borrowings at our different segments.

Net cash used in our financing activities amounted to Ps. 76.9 million for the year ended December 31, 2013, principally due to payments of Ps. 713.4 made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These uses of cash and cash equivalent were partially offset by Ps. 656.5 million of net cash and cash equivalent generated by borrowings at our different segments and Ps. 25.4 million generated in connection with discontinued operations at our distribution segment.

Net cash used in our financing activities amounted to Ps. 556.2 million for the year ended December 31, 2012, principally due to payments of Ps. 901.5 million made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These sources of cash were partially offset by Ps. 222.5 million of net cash generated by borrowings at our different segments and Ps. 136.8 million of proceeds from discontinued operations at our distribution segment.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2014 and 2013:

	At December 31,
	2014		2013
	(in millions of pesos)
Generation	Ps.	387.0	Ps.	50.8
Distribution		1,701.8		1,092.3
Holding and others		620.4		140.4
	Ps.	2,709.2	Ps.	1,283.5

In 2014, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 330.1 million), materials and spare parts (Ps. 30.1 million) and generation equipment and machinery (Ps. 9.0 million). In our distribution segment, we invested Ps. 1,701.8 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Our capital expenditures in our holding and other segment increased in line with our capital expenditures required by our oil and gas business (Ps. 618.8 million).

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

Except as described below, in our generation segment we currently expect our capital expenditures to increase in 2015, principally due to Loma de la Lata’s 2014 Expansion Project and the major maintenance works in one CPB’s units (unit 29). In our distribution segment, in 2014, in accordance with its capital expenditure program, Edenor invested Ps. 1,701.7 million, a substantial portion of which was used to increase the capacity of Edenor’s grid in line with the growth of its customer base. In addition, Edenor made investments in order to meet its quality standards levels.. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required by our oil and gas business.  We expect to cover such capital expenditures in our generation segment mainly with CAMMESA’s financing and also with our cash on hand, cash flow from operations and, to the extent necessary, short- and long-term borrowings.  See “Item 4.  —Our Business—Our Generation Business.”

Debt

The economic crisis in Argentina, and the measures adopted by the Argentine Government to address it, had a material adverse effect on the generation, transmission and distribution companies and operations that are now part of our group.  See “Item 4. - The Argentine Electricity Sector—History.”  As a result of these developments, several of these companies were forced to suspend principal and interest payments on their debt and have gone through one or more financial debt restructurings, including Güemes, Transener and Edenor.  Given the ongoing changes in the Argentine electricity regulatory framework, including the current uncertainties regarding transmission and distribution tariffs, we cannot assure you that one or more of our subsidiaries or operations will not have to undergo another debt restructuring in the future, or whether any such debt restructuring will be successful.

Our total consolidated financial debt as of December 31, 2014 was Ps. 4,570.6 million, of which 81.6% was long-term debt.  Approximately 50.9% of our consolidated debt outstanding at December 31, 2014 was denominated in foreign currencies, mainly in U.S. Dollars.  The amount of our total consolidates financial debt does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies.

Under the terms of their respective outstanding debt, our group companies are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2014, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

On March 21, 2011, Piedra Buena entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of Piedra Buena, for a total amount of Ps. 56.8 million, in accordance to SE Resolution No. 146/2002 and Notes No.6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the SE.

As from the works’ conclusion of each unit, Piedra Buena guaranteed a minimum 80% availability for each unit during a three-year period, which, as of the date of this annual report, has concluded. In order to guarantee the due performance of the obligations undertaken by Piedra Buena under this contract, Piedra Buena assigned and transferred to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to CTLL as of December 31, 2010.

As of May 2011, Piedra Buena finished the works undertaken and, as from July 2011, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by Piedra Buena, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. During fiscal year ended December 31, 2013, Piedra Buena has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement. The penalties received by Piedra Buena during the fiscal year ended December 31, 2014 and 2013 amounted to Ps. 0.4 and Ps. 4.7 million, respectively.

On January 27, 2012, Piedra Buena executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to Ps. 69.6 million. As of December 31, 2014, the total amount due under this agreement is Ps. 7.3 millions.

On January 8, 2013, Piedra Buena signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus VAT pursuant to SE Resolution No. 146/2002 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed Piedra Buena of the modification to that financing pursuant to the provisions approved by SE Resolution No. 356/2013 increasing the financing to Ps. 32.7 million plus VAT in order to cover 100% of maintenance costs.

On April 24, 2014, Piedra Buena off set the loan against the LVFVDs for the amount of Ps. 39,545,740 plus interest.

Finally, in August 2013, through Piedra Buena LegR Note No. 64/13, CPB submitted to CAMMESA the “2014-2015 Maintenance Plan” for the conduct of major maintenance works in units BBLATV29 and BBLATV30, requesting its approval based on a remuneration scheme that would allow for their financing as the remuneration set by SE Resolution No. 95/2013 was insufficient to bear the costs of major maintenance works.

The 2014-2015 Maintenance Plan was amended and adjusted after the meetings held with representatives of CAMMESA and the Technical Group (CPB LegR Notes No. 65/13, 67/13 and 72/13). The total estimated amount of the works to be executed is U.S.$ 82 million plus VAT and associated import duties.

On April 8, 2014, Piedra Buena executed a new loan agreement with CAMMESA for an amount equal to the peso-equivalent of U.S.$82 million plus the associated taxes. This loan is to be paid in 48 equal installments with a grace period of, the first to occur between, 12 months as from the first disbursement of the loan or 24 months as from the execution of the loan. As long as Piedra Buena’s availability is higher than 80% (summer) or 83% (winter), Piedra Buena’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014) and 50% of the Debt Payment Cash Flow (as defined in such agreement). If Piedra Buena’s availability is below the abovementioned percentages, Piedra Buena shall pay the applicable installment on the applicable payment date.

In order to guarantee the due performance of the obligations taken by Piedra Buena under this agreement, Piedra Buena assigned and transferred to CAMMESA 100% of its current and future receivables, except for the ones already assigned to other projects or agreements, both accrued and to be accrued, excluding those receivables already assigned.

As of the date of this annual report, Piedra Buena received from CAMMESA Ps. 166.2 million of which Ps. 106.4 million were paid with Additional Maintenance Remuneration.

Güemes

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013 (the “2013 Bonds”), having obtained an 88.7% acceptance rate on the total debt subject to restructuring. Said restructuring consisted of exchanging the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of U.S.$ 22 million at a 10.5% rate, which are payable on March 11 and September 11 of each year and mature in September 2017 (the “2017 Bonds”). In June and July 2009, CTG repurchased under successive transactions at market prices its 2017 Bonds for a total of U.S.$ 18.2 million (nominal value). During June and July 2009 and January, Mach and May 2011, CTG repurchased under successive transactions and at market prices its 2017 Bonds for a nominal value of, approximately, U.S.$ 18 million and U.S.$ 0.8 million respectively. During March 2013, CTG cancelled all of its 2013 Bonds.  As of December 31, 2014, CTG held all the repurchased 2017 Bonds in its portfolio and the outstanding 2017 Bonds total a nominal value of U.S.$ 3.1million.

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

On January 3, 2014 the board of directors approved the terms and conditions of the Class 5 Notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2014, Güemes issued class 5 notes for an amount of Ps. 60.127.495 million at an interest rate equal to the private Badlar rate plus of 5%. The terms and conditions of Class 5 Notes permitted settlement of the same with Notes of Class 3 and/or 4. As a result of this issuance, Ps. 19,092,025 were settled in Class 4 and Ps. 1,835,470 were settled in Class 3, and those Notes are held in CTG’s portfolio.  Also, on January 27, 2014, the board of directors approved the terms and conditions of the Class 6 notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2015, Güemes issued Class 6 notes for an amount of Ps 91.0 million at an interest rate equal to (i) for the first nine months 28% and (ii) from month tenth to eigthennth private Badlar rate plus 5%,.  As of the date of this annual report, the Class 1, 2, 3 and 4 Notes have been totally cancelled. The final maturity date of the Class 5 and Class 6 Notes is September 6 2016, respectively. In all cases interest under the Notes is payable on a quarterly basis.

On February 27, 2013, Banco Hipotecario S.A., Banco Santander Rio S.A., the branch of Citibank N.A., established in Argentina and Standard Bank Argentina S.A (currently, the Industrial and Commercial Bank of China S.A.) granted Güemes a two-tranche financing for an aggregate amount of Ps. 78.7 million, one tranche for Ps. 61.3 million which accrues interest at a floating rate equal to the adjusted Badlar rate plus a nominal spread of 3.75% per annum, and another tranche for Ps. 17.4 million, which accrues interest at a fixed nominal rate equivalent to 22.25% per annum. Interest is payable quarterly as from the granting date and the principal amount is amortized in one installment at the maturity date. On December 20, 2013, the parties of the abovementioned loan entered into an amendment, pursuant to which (i) the nominal spread of the first tranche was increased to 5% and the fixed nominal rate of the second tranche was also increased to 29%; and (ii) the amortization of the principal amount was modified with a new scheme of payment occurring in ten quarterly installments starting in June 2014, the first four of Ps.6 million each, the next three of Ps.8 million each, the next two of Ps.10 million each and the last one of Ps.10.7 million to be paid on September 20, 2016. On June 23, 2014, Güemes partially prepaid the loan for an amount of Ps. 18,000,000 of which, Ps. 14,022,352 million prepaid the first tranche and Ps. 3,977,648 prepaid the second tranche. Also, Güemes prepaid the interest accrued as of the date of the prepayment for an amount of Ps. 7,125,422 and the portion of the first installment for up to an amount of Ps. 4,570,821. On March 20, 2015, the loan was prepaid in full.

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

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to U.S.$ 30.5 million in compensation for an accident (Please see. “Item 4. - Our Business – Loma de la Lata – Project Agreement), to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to U.S.$ 25 million in cash at a price of Ps. 470 for each U.S.$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date). As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of U.S.$ 24.3 million.

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

On September 4, 2014, an Extraordinary Meeting of Corporate Bondholders, resolved the amendment to the terms andconditions of the bonds maturing in 2015. The main amendments are described below:

-The bonds will be amortized in five installments as follows: the first one on March 7, 2015 for a 12.5% of the oustanding amount of the bonds, the second, third and fourth installments on December 7, 2015, 2016 and 2017, respectively for a 12.5% of the outstanding amount of the bonds and the fifth installment on December 7, 2018 for a 50% of the outstanding amount of the bonds.

- The interest payment dates were modified to occur close to the capital payment date.

- The amount guaranteed by the trust assignment was modified to cover the amount due in the next payment of installmetns of principal.

- Any optional redemption will be applied in chronological order to its maturity. If Loma de la Lata decides to redeem the bonds before December 7, 2015 it will have to pay an additional 25% over the interest rate applicable to the outstanding amount to be redeemed.  Since December 7, 2015 such 25% will be reduced to 10%. Notwithstanding the aforementioned, if Loma de la Lata decides to redeem, at any time, bonds for up to an amount of U.S.$ 24 million, the additional payments described above will not apply.

Finally, on several redemptions, the first of them on September 26, 2014 and the last on December 2, 2014, Loma de la Lata cancelled all the bonds maturing in 2018 at a 11.25% rate.

On December 28, 2009, the shareholders of Loma de la Lata approved the creation of a medium-term note program not to exceed the amount of U.S. $ 50 million.  The terms of any debt under this program will be determined by Loma de la Lata’s board of directors at the time that such debt is issued.  In addition, the shareholders approved, under a shareholders meeting held on November 17, 2011, the increase of the amount of the program from U.S.$ 50 million to U.S.$ 350 million. The program was approved by the CNV on March 21, 2012.  On September 8 and 18, 2014, the board of directors approved the terms and conditions of the Class 1, 2, 3 and 4 notes to be issued under the Loma de la Lata medium-term note program, and on October 30, 2014, Loma de la Lata declared Class 1 deserte, issued Class 2 notes for an amount of Ps 96.4 million at an interest rate equal to the private Badlar rate plus 4% maturing on April 30, 2016, the Class 3 notes for an amount of Ps. 50.8 at an interest rate equal to the private Badlar rate plus 5% to be paid in three installments, maturing on April 30, 2017 and Class 4 notes for an amount of U.S.$ 29.9 at a fix rate of 6.25% maturing on October 31, 2016.

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

On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this loan, in the amount of Ps. 24 million, which accrues interest: (i) at a 20.5% rate for the period comprised between the disbursement date and July 1, 2014; (ii) at a 22.25% rate for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on January 1, 2014.  As of the date of this annual report, the loan was totally cancelled.

On November 11, 2014, Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A. and Citibank N.A. granted a financing to Loma de la Lata for up to an amount of Ps. 450 million to be paid in eight quarterly, equal and consecutive installments of 11% of the outstanding principal amount of the loan and a ninth installment of 12%.  Interests will accrue at an interest rate equal to the fixed private Badlar rate plus 5.75% and will be paid quarterly.  Pampa Energía granted a guarantee to secure the obligations of Loma de la Lata under the loan and Loma de la Lata issued several promissory notes.

On December 1, 2014, Loma de la Lata entered into a Loan and Receivables Assignment Agreement with CAMMESA for the financing of the 2014 Expansion Project with an investment estimated at Ps. 930 million.

The main characteristics of this financing are described below:

i)           Amount: up to the amount of the receivables accrued and to be accrued until December 31, 2015;

ii)          Interest rate: a rate equivalent to the monthly yield obtained by CAMMESA from its WEM’s financial placements;

iii)        Repayment: in a single payment on the maturity of the economic transaction corresponding to the 36th month as from the month following the commercial commissioning of the last generating unit making up the Project or, at Loma de la Lata’s option, through a cash payment or the offset with receivables;

iv)        Payment guarantee: assignment 100% of its receivables to the Stabilization Fund, up to the total amount of the financing, as collateral.

Finally, on March 5, 2015, CAMMESA granted Loma de la Lata a loan up to the amount of U.S.$1,799,879 plus VAT and Ps. 7,217,000 plus VAT, to conduct major maintenance works at Loma de la Lata’s plant. The financing will (i) be disbursed in different installments according to a work plan, (ii) paid in 36 equal and consecutive installments (with the possibility to extend the maturity up to 12 months) the first of them maturing one month after the end of the works and the availability of the unit LDLTAG02, (iii) bear interest at a variable rate, and (iv) be secured with the assignment and transferr to CAMMESA of 100% of its current and future receivables derived from the Remuneración Adicional Directa a Generadores and from the Remuneración de los Mantenimientos no Recurrentes, (except for the ones already assigned to other projects or agreements), both accrued and to be accrued, excluding those receivables already assigned. After the end of the works, Loma de la Lata ir required to have an availability of 90%. If Loma de la Lata fails to accomplish the required availability, it shall pay the whole applicable installment on the stipulated maturity date. As of the date of this annual report, Loma de la Lata received from CAMMESA Ps. 49 million.

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

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively negotiated the Addenda III.

On September 2, 2014, Transener and Transba executed with CAMMESA the New Financing Agreements. The New Financing Agreements provided i) that the Financing Agreements, together with their Addendums I, II and III, are concluded; ii) the granting to Transener and Transba of  new loans in the amount of Ps. 622.2 million and Ps. 240.7 million, respectively, corresponding to receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

Also, on March 17, 2015, Transener and Transba executed with CAMMESA the Addenda IV, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstading amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

Distribution

Edenor

On January 20, 2006, Edenor launched a voluntary exchange offer and consent solicitation to the holders of Edenor’s outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, Edenor exchanged all of its then-outstanding financial debt for the following three series of newly issued notes, which Edenor refer to as the restructuring notes:

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

As of the date of this annual report, the outstanding amount of Senior Notes due 2017 is U.S. $14.8 million. Edenor through AESEBA Sale Trust, repurchased and cancelled U.S. $ 10 million and with respect to our Senior Notes due 2022 the outstanding amount is U.S.$ 176.4 million. Edenor repurchased and cancelled U.S. $ 123.6 million, out of which, Aeseba Sale Trust (see Item 4. “Information on the Company”) repurchased U.S. $ 68 million.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, Edenor entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). Edenor made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2014, this line of credit was cancelled.

Other Business

Petrolera Pampa

On July 27, 2011, Petrolera Pampa’s Extraordinary General Meeting of Shareholders approved the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term corporate bonds (simple, non-convertible into shares), promissory notes or VCPs with common, special and/or floating security and/or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not. During the years 2011, 2012, 2013, 2014 and 2015, Petrolera Pampa issued series 1, 2, 3, 4, 5, 6, 7, 8, 9, 11 and 12 VCPs, for a total amount of Ps.46,654,990, Ps. 32,564,000, Ps. 34,396,246, U.S.$ 6,520,523, Ps. 77,821,661, U.S.$ 4,342,138, Ps. 65,400,000, Ps. 122,950,000, Ps. 76,450,000, Ps. 89,940,000 and Ps. 137,000,000, respectively, at an interest rate equal to the private Badlar rate plus 3.5%, 2.75%, 4.25%, 2.99%, 4%, 3.95% and 3.95% for series 1, 2, 3, 5, 7, 8 and 9, respectively, and fixed rates at 4.25%, 0.01%,  28% and 28.5% for series 4, 6, 11 and 12, respectively.  Principal is due 365 calendar days after the issuance date, and interest is payable on a quarterly basis, except for the Class 11 and 12 that matured after 360 days of the issuance date.

On November 5, 2012, Citibank executed a loan agreement with Petrolera Pampa pursuant to the system set forth by Communications “A” 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of Ps. 10 million and accruing interest at a 15.01% nominal annual fixed rate. Interest will be payable on a monthly basis as from the granting date and principal will be repayable in three installments amounting to Ps. 3.3 million each, the first two of them maturing on November 5, 2013 and 2014 respectively, and the last one, amounting to Ps. 3.4 million, maturing on November 5, 2015. These funds have been allocated to investments in physical assets.

On March 19, 2013 and May, 10, 2013, Petrolera Pampa’s Extraordinary General Meetings of Shareholders, approved the creation of a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to U.S.$ 100 million or its equivalent in other currencies (the “Petrolera Pampa Corporate Bonds Program”).  The shareholders of Petrolera Pampa also vested Petrolera board of directors with the power to establish the terms of any debt under the Petrolera Pampa Corporate Bonds Program and the time of the issuance of such debt.  In this sense, on March 21, 2013, the board of directors approved the terms and conditions of the Petrolera Pampa Corporate Bonds Program. Also, on May 6, 2013, the board of directors approved the terms and conditions of the Class 1 Notes to be issued under the Petrolera Pampa Corporate Bonds Program, and on June 26, 2013, Petrolera issued Class 1 Notes for an amount of Ps 254,8 million at an interest rate equal to the private Badlar rate plus 3% and a maturity of 36 month as from its issuance.  Also, on December 18, 2013 and March 31, 2014, the board of directors approved the terms and conditions of the Class 2 and 3 to be issued under the Petrolera Pampa Corporate Bonds Program, and on June 6, 2014, Petrolera issued Class 2 Notes for an amount of Ps 525.4 million at an interest rate equal to the private Badlar rate plus 0% and a maturity of 36 month as from its issuance. The Class 3 Notes were not issued.  On January 28, 2015, the board of directors approved the terms and conditions of the Class 4 and 5 Notes to be issued under the Petrolera Pampa Corporate Bonds Program, and on February 26, 2015, Petrolera issued Class 4 and 5 Notes for an amount of Ps 51,027,777 million at an interest rate equal to (i) for the first nine months 27.48% and (ii) from month tenth to eigthennth private Badlar rate plus 5%, and a maturity of 18 month as from its issuance and for an amount of U.S. $18,549,000 million at an interest rate equal to 5% and a maturity of 21 month as from its issuance. Finally, on March 18, 2015, the board of directors approved the terms and conditions of the Class 6 to be issued under the Petrolera Pampa Corporate Bonds Program, and on April 30, 2015, Petrolera issued Class 6 for an amount of Ps 49,870,000 million at an interest rate equal to (i) for the first nine months 27.25% and (ii) from month tenth to eigthennth private Badlar rate plus 4.5%, and a maturity of 18 month as from its issuance.

Holding and Others

The Company

On October 6, 2011, TGS granted a loan for the amount of U.S.$ 26 million (Ps. 109.4 million) to the Company for an initial one-year period (automatically renewable for one year upon expiration) that accrues interest at a 6.8% annual rate plus VAT. On October 6, 2012, such loan was renewed for an amount of U.S.$ 26 million plus the interest accrued during the first one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of transaction. Also, on April 26, 2013, the maturity of the loan was extended until October 6, 2014 with an automatic renewal of one year and included the possibility of payment at maturity or in advance through the full and unconditional assignment to TGS of all the Company’s rights and obligations under the ICSID Claim in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/2009 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in an agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS. On January 12, 2015, the parties agreed to suspend the arbitration proceeding for six months as from that date.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2014 and the period in which the contractual obligations come due.  Peso amounts have been translated from Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2014 of Ps. 8.551 to U. S$. 1.00.

(1)        Includes amortization of principal and accrued and future interest payments.  See “Item 5. - Debt” for a broader description of our financial debt.

(2)     Includes executed contractual obligations relating to our generation business.  Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards.

(3)     Based on estimated payments included in our annual budget; royalty payments beyond 2016 are calculated based on average hydraulicity.

(4)     Represents our minimum required lease payments.

(5)     Based on the estimated average price of Ps. 1546.09 per Dam3.

(6)     Based on the estimated average price of Ps. 11.53 per Dam3.

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

(1)     Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2014 and may not reflect actual future prices of these commodities. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Item 6.  Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and equal or less number of alternate directors subject to the Annual Shareholders’ Meeting decision.  Five of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law.  Three of our alternate directors are independent.  The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year).  Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, three of whom have terms that expired in December 2015, while four have terms that will expire in December 2016 and the remaining three have terms that will expire in December 2017.  In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Gustavo Mariani	44	Chairman	30/04/2014	31/12/2016
Ricardo Alejandro Torres	57	Vice Chairman	30/04/2014	31/12/2016
Marcos Marcelo Mindlin	51	Director	30/04/2015	31/12/2017
Damián Miguel Mindlin	49	Director	30/04/2015	31/12/2017
Diego Martín Salaverri	50	Director	26/04/2013	31/12/2015
Eduardo Setti (1)	44	Director	12/08/2013	31/12/2015
Emmanuel Antonio Alvarez Agis(1)	33	Director	30/04/2015	31/12/2017
Lucía Belén Gutierrez (1)	31	Director	30/04/2014	31/12/2016
Marcelo P. Blanco (1)	52	Director	26/04/2013	31/12/2015
Isaac Héctor Mochón(1)	71	Director	26/04/2013	31/12/2015
Pablo Alejandro Diaz	57	Alternate Director	26/04/2013	31/12/2015
Alejandro Mindlin	39	Alternate Director	26/04/2013	31/12/2015
Gabriel Cohen	50	Alternate Director	26/04/2013	31/12/2015
Carlos Perez Bello (1)	60	Alternate Director	26/04/2013	31/12/2015
Brian Henderson	69	Alternate Director	30/04/2015	31/12/2017
Mariano Batistella	32	Alternate Director	26/04/2013	31/12/2015
Gerardo Carlos Paz	46	Alternate Director	17/06/2014	31/12/2016
Juan Miguel Cuattromo (1)	32	Alternate Director	17/06/2014	31/12/2016
Carlos Tovagliari (1)	54	Alternate Director	26/04/2013	31/12/2015
Gabriela Andrea Galarza(1)	30	Alternate Director	30/04/2015	31/12/2017

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Executive Director	51
Gustavo Mariani	Chairman, Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business	44
Ricardo Alejandro Torres	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer and Chief of Distribution	57
Damián Miguel Mindlin	Chief Investment Portfolio Manager	49
Horacio Turri	Oil & Gas Manager	54
Gabriel Cohen	Corporate Financing Manager	50
Orlando Escudero	Operations and Maintenance Co-Manager	57
Ruben Turienzo	Commercial Manager	50
Mario Ricardo Cebreiro	Human Recourses Manager and Operations and Maintenance Co-Manager	62

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of our board of directors since November 2005 and elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, Compañía de Inversiones S.A., Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Dolphin Fund Management S.A., Dolphin Inversora S.A., IEASA, EASA, Transba, Edenor, Energía Distribuida S.A., PEPCA, Grupo Dolphin S.A. Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IEASA, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa F&F LLC, Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, CIESA, Sitios Argentinos S.A. and TGS and as alternate liquidator of CAM Gerenciadora S.A. (en liquidación).  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Ricardo Alejandro Torres was born on March 26, 1958.  Mr. Torres holds a degree in Accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral.  He has been a member of our board of directors since November 2005 and was elected as Vice Chairman in 2013.  Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor.  Mr. Torres has also held a post as a profesor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires.  He currently serves as director of Bodega Loma la Lata S.A., CPB, CTG, Loma de la Lata, Energía Distribuida S.A., EASA, PEPCA, HIDISA, HINISA, IEASA, Diamante, Nihuiles, IPB, Pampa Comercializadora S.A., PISA, Pampa Participaciones, Pampa Participaciones II, Petrolera Pampa, Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Transelec, Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Citelec (alternate director), Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A., Transba (alternate director).  Also, Mr. Torres is the vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been a member of our board of directors since 2006.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma la Lata S.A., PEPCA, Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Consultores Fund Management, Sitios Argentinos S.A., Pampa Comercializadora S.A. and Mindlin Warrants S.A.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Additionally, he currently serves as director of Edenor (alternate director), Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., EASA, HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A.,  Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones, Bodega Loma la Lata S.A., PEPCA (alternate director), Citelec (alternate director), Grupo Dolphin Holding S.A., ARPHC S.A., Estancia María S.A., Pampa Comercializadora S.A., Consultores Fund Management, Dolphin Fund Management, Pampa F&F and DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A. and Sitios Argentinos S.A. and as Liquidator of CAM Gerenciadora S.A. (en liquidación).

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor (alternate director), Estancia María S.A., Socotherm Amercias S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., CIESA, and TGS. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Lucía Belén Gutierrez was born on on December 14, 1983. Mrs. Gutiérrez holds a degree in Economics from the Universidad de Buenos Aires. Mrs. Gutiérrez has been a member of Pampa Energía’s Board of Directors and of the audit committee since April, 2014. She is also an alternate director of Aluar Aluminio Argentino SAIC and director of Solvay Indupa SAIC. Mrs. Gutiérrez is a member of the Agency of Companies with National Participation (Dirección Nacional de Empresas con Participación Estatal).

Eduardo Pablo Setti was born on February 16, 1971.  Mr. Setti is also a director of Gas Natural Ban S.A., Transener and Edenor. Mr. Setti holds a degree in Economics from the UADE.

Emmanuel Antonio Alvarez Agis was born on May 9, 1981. Mr. Alvarez Agis has been a member of our board of directors since 2012. He is also director of Edenor, Transener and Banco Macro S.A. Mr. Alvarez Agis is the Secretary of Political Economics and Development Planning (Secretario de Política Económica y Planificación del Desarrollo). He holds a degree in Economics from the Universidad de Buenos Aires.

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

Pablo Díaz was born on June 26, 1957.  Mr. Díaz has been an alternate director of our company since June 2006.  Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy).  He currently serves as director of Piedra Buena (alternate), Güemes (alternate), Loma de la Lata (alternate), Citelec, Transener, Edenor, Transba (alternate), HIDISA (alternate), HINISA (alternate), IEASA (alternate), Diamante (alternate), Nihuiles (alternate), IPB (alternate), Pampa Comercializadora S.A.(alternate), Pampa Participaciones S.A. (alternate), Pampa Participaciones II S.A. (alternate), Transelec.

Alejandro Mindlin was born on August 30, 1975.  Mr. Mindlin has been an alternate director of Pampa since June 2006.  Also, Mr. Mindlin is a member of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.   Mr. Mindlin has a B.A. in Middle Eastern History and Languages from Tel Aviv University, as well as a film director’s degree.

Gabriel Cohen was born on September 11, 1964.  Mr. Cohen has been an alternate director of Pampa since June 2006, and he is presently vicepresident of Transener and president of CITELEC S.A. and TRANSBA S.A.  Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.  In addition, he worked for 15 years at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes.  He currently serves as alternate director of Bodega Loma la Lata S.A., Güemes, EASA, Energía Distribuida S.A., HIDISA, HINISA, IEASA, Diamante, Nihuiles, IPB, Pampa Comercializadora S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Transelec.

Carlos Perez Bello was born on September 19, 1954.  He has been an alternate director of Pampa since April 2013.  Mr. Perez Bello also serves as director of Mantero, Arcucci&Asociados and of Pereira, Teliz, Bonin & Asociados and is the president of the Comisión de Cambio y Competitividad del CPCECABA, of the red de Apoyo del Club Argentino de Negocios de Familia and of the red de Apoyo del Centro de Entrepreneurship of the IAE.  Mr. Perez Bello holds a degree in Public Accounting from the Universidad de Belgrano.  Also Mr. Perez Bello has a post graduate degree in Commercialization and Agro Business and a master’s degree in Business Administration.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a technical advisor of Grupo Dolphin S.A.  Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vicepresident of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr Henderson served as vicepresident and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is the 2nd Vicepresident of Transba.  He is also director of Güemes, Citelec, HINISA(alternate director), HIDISA(alternate director), Inversora Diamante S.A. (alternate director), Inversora Nihuiles S.A. (alternate director), Pampa Participaciones II S.A. (alternate director), Transelec Argentina S.A. (alternate director), Transener(alternate director), Energía Distribuída S.A. (alternate director), , Transba, Bodega Loma la Lata S.A. (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution.  He currently serves as alternate director for Edenor S.A., CIESA and TGS.

Gerardo Carlos Paz was born on October 24, 1968. Mr Paz holds a law degree from the Universidad Nacional de Córdoba and a Masters in Business Law form the Escuela Superior de Economía y Adminsitración de Empresas.  He currently serves as alternate auditor for CAMMESA, director of Termoeléctrica San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., and alternate director of EASA, HIDISA, HINISA, Pampa Comercializadora S.A., and Guemes.

Juan Miguel Cuattromo was born on January 13, 1983. Mr Cuattromo holds a degree in Economics from the University of Buenos Aires, where he also completed a Master’s degree in Economics. He completed postgraduate studies at the Institute for Capacity Development of the International Monetary Fund and the Escola de Administração Fazendária at the Ministry of Finance of Brazil. Currently he serves as Undersecretary of Macroeconomic Programming at the Ministry of Economy and Public Finance, Director in Grupo Financiero Galicia S.A. and Edenor.

Carlos Tovagliari was born on December 27, 1959.  Mr. Tovagliari has been an alternate director of the Company and Güemes since 2013.  He also serves as vicepresident and CEO of Pop Argentina S.R.L.  Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

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

Gabriela Andrea Galarza was born on March 1985. Mrs. Galarza holds a degree in Economics from the Universidad de Buenos Aires. Since 2013, Mrs. Galarza is a member of the Agency of Companies with National Participation (Dirección Nacional de Empresas con Participación Estatal).  Also, since 2014, she serves as director of Edesa Holding S.A. and TGS.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Alejandro Mindlin, Gabriel Cohen, Mariano Batistella, Brian Henderson and Gerardo Carlos Paz. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Emmanuel Antonio Alvarez Agis, Lucía Belén Gutierrez, Marcelo P. Blanco, Isaac Héctor Mochón, Carlos Perez Bello, Eduardo Setti, Juan Cuattromo, Carlos Tovagliari and Gabriela Andrea Galarza.

The Argentine independence standards under CNV rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

Audit Committee

According to the provisions of Section 109 of the CML, the Company established an audit committee. During the extraordinary shareholders’ meeting held on April 26, 2013, our shareholders approved an amendment to the audit committee’s charter, which regulates the audit committee’s structure and functions. The main purpose of said amendment was to update the charter as per the most recent provisions of the CML.

Composition

Our audit committee is comprised of three members of the board.  All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law and/or management.

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML.  These duties include, among other things, the following:

•         supervising the operation of the internal control systems and the administrive-accounting system of the Company as well as the reliability of the administrative-accounting system and of all the financial information for any other material facts submitted to the consideration of the authorities in compliance with the applicable reporting requirements in force;

•         issuing an opinion on the external auditors nominated by the board of directors to be retained by the Company and verifying if they are independent pursuant to the CML;

•         reviewing the plans submitted by the external auditors, supervising and assessing their performance and issuing an opinion thereon upon the presentation and publication of the Company’s annual financial statements;

•         supervising compliance with the risk management information policies in place in the Company;

•         approving transactions with related parties in the events set forth in the applicable law and issue an opion in such respect and inform the same pursuant to the provisions of the applicable law to the extent there is or may be and alleged conflict of interest in the Company;

•         providing the market with complete information regarding transactions in connection of which there is a conflicts of interest with the members of our corporate bodies or controlling shareholders;

•         approving the submission by the board of directors of any proposed compensation to the Company’s executives to the consideration of the shareholders’ meeting;

•         verifying compliance with applicable standards of conduct;

•         nominating two independent candidates for each renewal election for the board of directors to include one of them in the slate to be submitted to the shareholders’ meeting for the appointment of directors members of the audit committee;

•         issuing an opinion on the absence of any default by the executives under the Opportunities Assignment Agreement approved by the shareholders’ meeting held on June 16, 2006 and executed on September 27, 2006, at least ten days in advance of the date on which each series of warrants vests and within twenty days of receiving notice from one of the executives of an event of acceleration, if applicable;

•         approving any proposal related to the remuneration and compensation of our directors, before any such proposal is submitted to shareholders for consideration.  In reviewing such proposals the audit committee may consult with internationally recognized experts in the matter to make sure that our directors and executive officers earn compensation similar to the compensation received by other persons holding similar positions; and

•         advising our board of directors with respect to the nomination of independent director candidates to be members of the audit committee.

Compensation policy

Our audit committee charter provides that any proposed compensation to the Company’s executives, must be similar to any remuneration paid to persons in comparable positions, in Argentina and/or abroad, engaged in the management of private equity and investments activities. In addition, according to applicable regulation, such compensation must be based on the contribution made by each executive, as well as the Company’s financial condition and result of operations.  Any proposal for remuneration that is not duly considered and approved by our audit committee cannot be submitted for the consideration of the shareholders’ meeting.

Nomination policy

The members of our audit committee are responsible for nominating two independent director candidates (based on the criteria and requirements for independent directors under applicable Argentine law) each time a renewal of directors must take place. In accordance with applicable regulations, all members of our audit committee are independent.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Marcelo P. Blanco	52
Lucía Belen Gutiérrez	31
Isaac Héctor Mochón	71

For biographical information on the members of the audit committee see their respective biographies under “Board of Directors”.

Supervisory Committee

Our current by-laws set forth a supervisory committee composed of three regulars and three alternate members. The members of the supervisory committee shall hold office for a term of three fiscal years.  Pursuant to the BCL, only lawyers and accountants admitted to practice in Argentina may serve as members of a supervisory committee of an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the BCL, the by-laws, its regulations, if any, and the shareholders’ resolutions, and to perform these duties include, inter alia, the following:

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

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Walter Antonio Pardi	Statutory Auditor	54
Germán Wetzler Malbrán	Statutory Auditor	45
José Daniel Abelovich	Statutory Auditor	58
Marcelo Héctor Fuxman	Alternate Statutory Auditor	59
Victoria Hitce	Alternate Statutory Auditor	38
Silvia Alejandra Rodriguez	Alternate Statutory Auditor	42

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

Marcelo Héctor Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Advanced Capital Securities S.A., Agra Argentina S.A., Agro Managers S.A., Agro Investment S.A., Agrotech S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Austral Gold Argentina BACSAA S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Boulevard Norte S.A., Cactus Argentina S.A., Güemes, Loma de la Lata, Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y Opciones.com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Jordelis S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Préstamos y Servicios S.A., Proyectos Edilicios S.A., Puerto Retiro S.A., Quality Invest S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A., Torres del Puerto S.A., Torres de Puerto Madero S.A., TGS and Unicity S.A.

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.  Mr. Wetzler Malbrán is a founder partner of Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He is a member of the statutory audit committee of Loma de la Lata, IPB, IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma la Lata S.A., Transelec Argentina S.A., Diamante, Nihuiles, PEPCA, Los Yaros Agropecuaria S.A and Agropecuaria La Volanta S.A.  He currently serves as alternate director of ARPHC S.A. and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Dolphin Finance S.A., among others.

Silvia Alejandra Rodríguez was born on December 15, 1972.  She has been a member of our supervisory committee since April 2011.  Ms. Rodriguez holds a law degree from the Universidad de Buenos Aires.  Since October 2009, Ms. Rodriguez has served in the internal audit body of the Argentine Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación). She also serves as a member of the statutory audit committee of Parque Eólico Arauco S.A.P.E.M., Agua y Saneamiento S.A. and Nucleoeléctrica Argentina S.A., as alternate member of the statutory audit committee of Arsat S.A., Telecom S.A., Ferrosur Roca S.A., Ferroexpreso S.A. and CEAT S.A..

José Daniel Abelovich was born on July 20, 1956.  He has been a member of our supervisory committee since 2007.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.  Mr. Abelovich is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm. Mr. Abelovich also serves as member of the of the following supervisory committees, among aothers, of Alto Palermo S.A., Arcos del Gourmet S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Transener, Citelec, Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, EASA, Emprendimiento Recoleta S.A., Transba, Edenor, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.

Victoria Hitce was born on April 9, 1977.  She has been an alternate member of our supervisory committee since April 2015. Ms. Hitce received her law degree from the Universidad Católica Argentina. She is a founding partner of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. Mrs. Hitce serves as a member of the supervisory committee of Bodega Loma La Lata S.A., IEASA S.A., Diamante, Nihuiles, IPB, Pampa Participaciones II S.A., Pampa Participaciones S.A., PEPCA S.A., Transelec Argentina S.A and as an alternate member of the supervisory committee of Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Dolphin Finance S.A. and Electricidad Argentina S.A.

Corporate Governance

The Company enacted a comprehensive code of trading as well as a business code of conduct.

•         Policy of Trading. This Policy was approved by the board of directors on June 14, 2007 and its latest amendment was approved through by the board of directors’ meeting held on January 27, 2015. It has been implemented in order to avoid ‘insider trading’ practices by the Company’s employees (i.e, to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly). The Policy applies to the Company’s staff and its subsidiaries, including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.

•         Business Code of Conduct approved by the board of directors’ meeting held on December 10, 2007. This Code not only states the ethical principles that constitute the foundation of the relationship between the Company, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of issues and problems affecting the management of the Company. As part of the various corporate governance policies adopted, the Company’s approved implementing the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code.

Additionally, the Company adopted the following policies and practices:

•         Self-Assessment Questionnaire for the Board of Directors.  In 2008 the Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Division is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties..

•         Internal Policy on Transactions with Related Parties. According to the provisions the CML, the Company approved the Internal Policy of Transactions with Related Parties.  Pursuant to such policy and as stated in the applicable regulations, all high-value transactions  (i.e. all exceeding 1% of the equity of the Company) made by the Company with individuals and/or legal entities which are considered as ‘related parties’ pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s Corporate Law Division and which involves both the Companys’s board of directors and its Audit Committee, as the case may be.

The Company adopted as well the following polices:

•         Pre-approval of Principal Accountant Services. This Policy standardizes an internal process that allows the Audit Committee to comply with its obligation to grant prior approval for hiring an external auditor for the provision of any kind of authorized service to the Company or any of its subsidiaries.

•         Fraud Prevention Procedures. In accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Business Code of Conduct, the Company adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within the Company and/or any of its subsidiaries.

•         Policy on Material Information’s Disclousure. This Policy was approved with the aim of standardizing the basic principles concerning the way in which Company’s material information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which the Company’s securities are listed or those in which it is registered to such end. To ensure the duly execution and compliance with the internal dispositions and applicable regulations as regards this matter, the Company established an Information Disclosure Committee.

•         Anti-Money Laundering and Terrorist Financing Prevention Policy, passed by the board of directors’ meeting held on July 5, 2011. This Policy was approved in accordance with the provisions set forth in Law No. 25,246 on Concealment and Laundering of Assets Derived from Criminal Activity, its regulations and related provisions, and Financial Information Unit (“UIF”) Resolutions No33/2011 and 229/2011. Its main purpose is to establish the procedures for institutionally combating asset laundering and terrorist financing.

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

For the fiscal year ended December 31, 2014, the Shareholders’ meeting held on April 30, 2015 approved fees to our directors and executive officers who are also members of our Board of Directors for approximately Ps. 11,545,909  million. We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

As of April 30, 2015, Marcos Marcelo Mindlin, Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each owns shares representing, in the aggregate, less than one percent of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

Opportunities Assignment Agreement and Warrants

On September 27, 2006, we executed the Opportunities Assignment Agreement with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres.  As amended, the Opportunities Assignment Agreement provides that, until September 28, 2014, these four individuals were obliged to offer to us on a priority basis any investment opportunity relating to assets and opportunities in the energy sector (including electricity, oil and gas and alternative energies) in all the stages of its production and commercialization in or outside Argentina that each of these four individuals or all of them as a group may identify, provided that such investment is within our financial possibilities.

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

Series I, Series II and Series III warrants have vested by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014.  The exercise period for the warrants is 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants is U.S. $ 0.27.

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

Employees

Excluding those employed by us on a temporary basis, at December 31, 2014, we, together with our co-controlled companies, had 6,286 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At December 31, 2014			At December 31, 2013			At December 31, 2012
	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total
Generation	400	215	615	381	223	604	346	307	653
Transmission (1)	958	335	1,293	935	323	1,258	883	291	1,174
Distribution	3,746	570	4,316	3,043	520	3,563	2,414	502	2,916
Holding and Others	-	62	62	-	48	48	-	31	31
Total	5,104	1,182	6,286	4,359	1,114	5,473	3,643	1,131	4,774

______________________

(1)     Includes the total number of employees of each company in which we have a co-controlling interest.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries”.

Approximately 80% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2014.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  The distribution sector started, in March, the salary negotiations for 2015.  Negotiations have not been completed yet, as of the date of this annual report.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share.  On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively.  Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.  Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, and again on April 16, 2009, our board of directors approved a share repurchase program, through which we have acquired 211,883,347 shares, or 13.9%, of our then outstanding capital stock, through transactions in the local market.  In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program.  On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders.  On September 13, 2010, the CNV proceeded with the reduction of capital.  As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,314,310,895, represented by 1,314,310,895 common shares of par value Ps. 1 and with right to one vote per share.  The ADS Depositary has informed us that, as of April 30, 2015, there were approximately 28 million outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of April 30, 2015:

Name of Shareholder	Number of shares	Percentage of capital	Percentage of voting power
Pampa Holdings LLC (1)(2)	236.4	17.98%	17.98%
ANSES (3)	305.3	23.23%	23.23%
Marcelo Mindlin (4)	3.3	0.25%	0.25%
Gustavo Mariani (4)	0.5	0.04%	0.04%
Ricardo Torres (4)	1.5	0.12%	0.12%

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

Legal Services

During the year ended December 31, 2012, we engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio and also of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. During the year ended December 31, 2013 and 2014, we engaged the services of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  One of our directors, Diego Martín Salaverri, one member of the supervisory committee, German Wetzler Malbran, and one alternate member of our supervisory committee, Santiago Dellatorre, are partners of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2014, we had established accruals in the aggregate amount of Ps. 142 million to cover potential losses from such claims and legal proceedings.  The abovementioned amount, does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

Subsequently, the Contractor requested Loma de la Lata to issue the formal certificate of provisional acceptance of the Loma de la Lata Project, which was rejected as the Contractor did not comply with the terms and conditions required to that end. Loma de la Lata proposed to sign an alternative certificate of provisional acceptance reflecting the real situation of the plant as of November 2011. The parties did not reach an agreement.

As a result of the execution of the bank guarantees of the Project Counterparties, Loma de la Lata collected from BBVA Banco Francés S.A. and from Commerzbank AG approximately U.S.$20 million.

In this context, in 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request had been filed by the Contractor, pursuant to which the Contractor claimed:

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

On October 2012, Loma de la Lata was notified of an extension of the lien adopted by the Buenos Aires courts, in this instance with respect to the sum of U.S.$ 11,986,458 which corresponds to the amounts transferred to Loma de la Lata by Commerzbank, minus the sum of U.S.$ 1,221,192 that the Project Counterparties consider to be owed to Loma de la Lata. The latter appealed such decision and on December 5, 2014, the Court of Appeals confirmed the lien imposed by the first instance court. Nonetheless, Loma de la Lata obtained an order of the judge to replace the Attachments for bail insurance.

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

                As of the date of this annual report, the arbitration among Loma de la Lata and the Project Counterparties is ongoing. On March 27, 2013, the parties filed their respective briefs of their claims (the Contractor for the amount of U.S.$ 97,546,030.40 and Loma de la Lata for the amount of U.S.$ 228,245,293.), presenting the corresponding evidence. On July 26, 2013 the parties submitted their respective responses, and on October 15, 2013, they submitted their last responses before the hearings. Such hearings took place in March 2014 and in May 2014 the parties submitted their final allegations.

The Secretary of the International Arbitration Court of the International Chamber of Commerce has determined May 29, 2015 as the final date for the issuance of the arbitral award. As the arbitration tribunal has requested several extensions for the issuance of its final and conclusive award, we cannot assure the Staff that the arbitration tribunal will issue the final award by May 29, 2015.

Loma de la Lata and its external advisors consider that Loma de la Lata has solid arguments in order to believe that the claims made by the Project Counterparties in the arbitration process will be rejected, the preemptive measure which is still in place (Argentina) will be revoked, and that Loma de la Lata’s claim against the Project Counterparties will be admitted in the arbitration process.

Breach of the 2008-2011 Agreement

On March 22, 2012, PESA’s affiliates, Güemes, Loma de la Lata, Piedra Buena, EGSSA (now merged into CTG. Please see “Item 4. Our Business – Our Generations Business – Güemes – History”) and HIDISA, filed a Reclamo Administrativo Previo requesting the cancelation of the LVFVDs accrued on 2011 for a total amount of U.S. $ 8,083,799 based on the provisions of the Complementary Agreement (see Item 5. “Operating and Financial Review and Prospects - Previous Scheme for Recognizing Costs and Remuneration”).

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

As indicated above, the unpaid LVFVD allocated to the Project CTP were allocated to Loma de la Lata’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with automatic renewals). Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, the plaintiffs filed a petition to the court requiring the suspension of the claims. The court granted the suspension.

Breach of Loma de la Lata’s WEM Supply Agreement under SE Resolution No. 724/2008

On April 14, 2008, Loma de la Lata entered into a WEM Supply Agreement under SE Resolution No. 724/2008 with CAMMESA (see “Item 4. – The Argentine Electricity Sector - WEM Supply Agreements under SE Resolution No. 724/2008”).

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

As indicated above, the unpaid LVFVD allocated in CTP Project were allocated to Loma de la Lata’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with an automatic renewals). Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, Loma de la Lata filed a petition to the court requiring the suspension of the claims. The court did not grant the suspension and required the Secretariat of Energy’s consent. As of the date of this annual report, such consent had not been granted.

Claim for compensation to insurance companies

In connection with the accident that occured on November 14, 2012,, Loma de la Lata has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. The amount charged by Loma de la Lata corresponding to business interruption and property damage amounted to U.S.$ 43.7 million.

Due to the specificities of the accident, Loma de la Lata notified the Secretariat of Energy and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of WEM Supply Agreement, and, therefore, no unavailability penalties should apply as a result of such event.

Even though Loma de la Lata has submitted evidence of the existence of a Force Majeure event to the Secretariat of Energy and CAMMESA, CAMMESA rejected such request and imposed unavailability penalties resulting from such Force Majeure event in the economic transaction documents from November, 2012 to June, 2013. Loma de la Lata requested CAMMESA to revert the imposition of such fines and has made new filings with the Secretariat of Energy so that it should grant a decision on this issue.  As of the date of this annual report, we have not received an answer from the Secetariat of Energy.

As a result of the application by CAMMESA of the unavailability penalties during the whole stated period and although the insurance companies have the right to claim the reversion of the penalties through the legal subrogation of Loma de la Lata’s rights set forth by Section 80 of Insurance Law No. 17,418, Loma de la Lata and the insurance companies have agreed the following regarding the penalties imposed on Loma de la Lata:

(i)            Loma de la Lata should continue the proceeding for the recovery of the penalties before the competent authorities;

(ii)           should the Secretariat of Energy grant Loma de la Lata’s request and order CAMMESA to return the amounts debited as penalties, Loma de la Lata undertakes to reimburse those amounts to the insurance companies pro rata to the penalties compensated by the insurance companies;

(iii)          in case the Force Majeure claim is rejected by the Secretariat of Energy, Loma de la Lata and the insurance companies should mutually agree on the course of action to follow to properly safeguard their corresponding rights; and

(iv)          Loma de la Lata undertakes to make available to the insurance companies all commercial and/or any other kind of documents issued by CAMMESA regarding its receivables so that they can exercise the controls they may deem appropriate regarding the collection of penalties through any means.

Transmission

Transener legal proceedings

Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2014, Transener had established reserves in the aggregate amount of approximately Ps. 68.8 million to cover potential losses related to such claims.

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

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution No. 51/2007, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to Edenor’s customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, Edenor appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal.  On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court in Edenor’s favor. The plaintiff filed a Federal Extraordinary Appeal, which admissibility was granted as of November 3, 2011.  On October 1, 2013, the Supreme Court dismissed the appeal.  As a result, the decision of the Administrative Court of Appeals in our favor became final.

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

In response to the new tariff schedule, the Defensor del Pueblo de la Nación (National Public Ombudsman, the “Ombudsman”) filed a claim opposing the resolutions that approved the October 1, 2008 tariff schedule and naming Edenor as a third-party defendant.  On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. We have appealed this injunction along with the Argentine government through various legal actions. On August 20, 2013, the Court of First Instance in Federal Administrative Claims (Juzgado en lo Contencioso Administrativo Federal) dismissed the judicial remedy action initiated.

This decision was appealed by the plaintiff and upheld in its entirety by the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala IV) on May 20, 2014. The Ombudsman filed a Federal Extraordinary Appeal with the Supreme Court. At the request of Edenor, on September 29, 2014, the relevant court of first instance formally declared the loss of validity of the injunction timely delivered, thus being the authorized to issue the respective dunning notices to Edenor and act in each case as provided in the rules of supply its concession agreement.

However, by Note No. 114,039/2014 dated October 11, 2014, the ENRE instructed Edenor to refrain from cutting supply to users with unpaid balances until the number of affected users and the amounts owed are reported by Edenor and such report’s accuracy is evaluated and confirmed by the ENRE.

Once this was accomplished, the relevant court revoked of the injunction issued in 2009. The Ombudsman against that decision filed a Federal Extraordinary Appeal, which decision is still pending.

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

The remedies sought in the complaint are as follow:

•         that all the most recent tariff resolutions be declared null and unconstitutional (ENRE Resolution No. 324/2008 – 365/2008 – 628/2008, 645/2008 and SE No. 1169/2008 – 797/2008 – 1170/2008 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded;

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

Edenor answered the complaint denying all its terms and requesting the summoning of CAMMESA as a third-party. The relevant court upheld the third-party summon and CAMMESA answered such third-party summon] The Argentine Government answered the complaint filed against it by arguing lack of personal jurisdiction (“falta de legitimación pasiva”).  A decision on this case is pending.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor has obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. Edenor has given express directions to its legal advisors to contest the suit and all related claims and, on April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Argentine Government, the Federal Tax Administration Agency (“AFIP”)and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal.

The court ordered the summoning as third parties of the Argentine Government, ENRE and AFIP, which was already effected. A decision on this case is pending.

On October 21, 2011, Edenor was notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that Edenor charges to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to its customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that Edenor complies with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendens). The summoning as third-party of ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor has obtained or block any further adjustments to our tariffs.

Study, Review and Inspection of Works in Public Spaces Fees (TERI)

As of the date of this annual report, Edenor had received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of Ps.28.8 million for this concept.

In Edenor’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, Edenor’s Management as well as its external legal advisors believe that there is a good reason to support its position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of this contingency has been regarded as low.

Legal actions brought by Edenor

On February 9, 2011, Edenor challenged Resolution No. 32/2011 of the ENRE which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- That Edenor be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- That Edenor be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That Edenor’s customers be paid the following amounts as compensation for the power cuts suffered: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 of each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Edenor has filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting interim relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we requested that process be served on the ENRE. On October 28, 2011, the court denied the request for interim relief. As a consequence, Edenor filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. Edenor then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, Edenor was notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by Edenor. On May 3, 2013 and May 13, 2013, Edenor filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, Edenor’s Ordinary Appeal was rejected and Edenor’s Federal Extraordinary Appeal, partially granted. Edenor timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”). As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of interim relief have not been resolved yet.

As of December 31, 2014, the provision recorded in relation to the aforementioned compensations amounted to Ps. 34.9 million, including principal amount and accrued interest.

On December 7, 2012, Edenor challenged Resolution No. 336/2012 of the ENRE pursuant to which:

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

This resolution has been challenged by Edenor by means of a direct appeal (“Recurso Directo”), which is pending before the Court of Appeals in Contentious and Administratvie Federal Matters (Chamber No.4).  The appeal, which was filed on February 4, 2014, has not been served upon the ENRE yet.On December 28, 2012, Edenor filed an acción de amparo (judicial remedy action) against ENRE seeking to protect Edenor’s constitutional rights relating to the provision of a secure and continuing public service of distribution of energy. To file the amparo Edenor has considered unconstitutional the ENRE’s failure to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize the CMM adjustments that Edenor has requested and the delay in implementing the new tariff structure under the RTI, which have led to an unstable situation that threatens the regular provision of the public service. As a consequence, Edenor is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement.

On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and denied the preliminary injunction requested by Edenor. Edenor decided to discontinue this action.

As a consequence of Resolution No. 250/2013, issued by the SE partially modifying the situation described in the previous paragraph, Edenor attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art. 12 (abandonment of actions in process). On May 29, 2013, Edenor discontinued the action.

On June 28, 2013, Edenor initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both entertained by theNational Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). Breach by the Argentine Government of the agreed terms under the Adjustment Agreement was claimed and compensation of damages sought.

On November 22, 2013, Edenor modified its complaint in order to include additional claims and damages.

On February 3, 2014, Edenor filed an injunction request (medida cautelar) requesting to maintain a secure and continuing public service, seeking economic assistance in the transition period.  In this presentation, even running shuttle was available to the Ministry of Planning. On May 27, 2014, the court rejected the injuction request, this decision was confirmed by the Court of Appeals (Chamber No.5) and notified to Edenor on December 19, 2014.

SE Resolution No. 32/2015 established that Edenor shall comply with Clause 22.1 of the Adjustment Agreement and suspend any administrative or judicial claims that may have been initiated against the Argentine Government in relation to compliance with clause 4.2 of the Adjustment Agreement. As of the date of this annual report, Edenor’s board of directors was analyzing the scope of this provision and evaluating its impact on us.

Legal Proceedings involving the Company and its subsidiaries

Tax on minimum presumed income

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008 and 2009 and, CPB, corresponding to the fiscal years 2002.  This claim seeks the refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012 and 3013, based on the decision by the Supreme Court of Justice of Argentina passed on June 15, 2010 ( “Hermitage” case).

In this precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax for the fiscal years mentioned. The Court overseeing the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

At the date of this annual report, the presiding judge has not ruled on the precautionary measures for the fiscal period 2013 or on the merits.

As at December 31, 2014 and 2013, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of Ps. 207.2 million and Ps. 122.4 million, respectively, including compensatory interest.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2012, December 31, 2013 or December 31, 2014.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2010(1)	2.88	1.55	3,585,038	17.99	9.80	1,020,614
2011(1)	3.14	1.88	2,949,359	19.18	10.03	1,016,139
2012(1)	2.18	0.80	1,184,651	11.69	3.00	454,008
2013(1)	2.58	0.90	3,354,608	6.93	2.85	590,719
2014(1)	Ps. 6.50	Ps. 1.70	Ps. 7,235,418	U.S.$ 11.96	U.S.$ 3.96	U.S.$ 1,961,616

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2013(1)
First Quarter	1.37	0.96	2,044,824	4.40	3.45	177,270
Second Quarter	1.53	0.90	1,104,831	4.05	2.85	71,693
Third Quarter	1.95	0.90	2,116,787	5.30	3.13	394,123
Fourth Quarter	2.58	1.75	7,157,069	6.93	4.81	1,702,058
2014(1)
First Quarter	2.30	1.70	3,032,642	6.09	3.96	643,939
Second Quarter	4.32	2.27	10,091,361	10.06	5.62	2,563,238
Third Quarter	6.50	3.59	9,428,891	11.58	8.44	3,102,438
Fourth Quarter	6.45	4.05	6,257,549	11.96	8.44	1,484,482
2015(1)
First Quarter	Ps. 9.50	Ps. 4.32	Ps. 11,489,616	U.S.$ 19.78	U.S.$ 9.10	U.S.$ 3,817,652

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2014(1)
October	6.45	4.60	9,476,075	11.14	8.44	1,879,967
November	6.38	5.15	3,682,515	11.96	10.67	1,620,973
December	5.55	4.05	4,898,829	11.49	8.80	953,142
2015(1)
January	5.75	4.32	3,447,607	11.50	9.10	660,637
February	6.27	5.31	8,510,929	13.25	10.88	2,426,850
March	9.50	6.20	22,614,545	19.78	12.92	7,888,813
April	8.80	7.50	11,524,630	18.76	15.93	3,431,388

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

The ADS Depositary has informed us that, as of March 31, 2015, there were approximately 28 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the CML, securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the MERVAL, the Mercado Abierto Electrónico S.A., the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others.  The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV.  Securities listed on these exchanges include corporate equity and bonds and government securities.

Prior to the issuance of the CML, the Buenos Aires Stock Exchange was the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization.  The Buenos Aires Stock Exchange began operating in 1854 and accounted for approximately 95% of all equity trading in Argentina.  In addition, through separate agreements with the Buenos Aires Stock Exchange, all of the securities listed on the Buenos Aires Stock Exchange could be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges related to Buenos Aires Stock Exchange-listed companies and were subsequently settled in Buenos Aires.  With the enactment of the CML, securities listed on the Buenos Aires Stock Exchange are now listed in the MERVAL.

Although companies may list all of their capital on the MERVAL or any other Authorized ;arket, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the MERVAL; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the MERVAL.  During the year ended December 31, 2014, the total value traded of shares on the MERVAL was Ps. 39,820 million.

The MERVAL is the largest authorized market in Argentina.  Pursuant to Resolution No. 17,501, the CNV authorized the MERVAL to operates as an Authorized Market, and allowed MERVAL to delegate certain of its rights and duties as a market in the Buenos Aires Stock Exchange, including without limitation, the right to authorize the listing of idduers and securities in the MERVAL, and the right to publish the daily market gazette.

Trading on the MERVAL is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC).  SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices.  Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

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

As of the date of this annual report, the required authorizations from the CNV in respect of the abovementioned spin-off of MERVAL and the public offering of the shares of Bolsas y Mercados Argentinos S.A. are still pending.  Therefore, MERVAL is still operating as an Authorized Market, and the Buenos Aires Stock Exchange is in charge of the rights and duties that MERVAL delegated to it, as authorized by the CNV.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/2001 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.  Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, regulates mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies.  Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted the CML which revokes law No. 17,811 and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations.  In this respect, the following key provisions of Decree No. 677/2001 have been incorporated into the CML, among others:  the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013.

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

Within this context and pursuant to Communication “A” 4359 (as subsequently amended), the Argentine Central Bank issued regulations relating to the Deposit, which must be made as soon as foreign currency is transferred into Argentina through the MULC in the following cases:

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

(4)           financial indebtedness with non-resident creditors of the financial sector and of the private, non-financial sector, to the extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes and expenses, to: (i) the acquisition of foreign currency to repay external debt service and/or (ii) the formation of long-term offshore assets (pursuant to Communication “A” 4377);

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

Inflows of Capital

Foreign indebtedness incurred by the private non-financial sector the financial sector, the financial sector and local government in connection with bonds, financial loans (including repurchases of securities), offshore financial credit lines and any other transaction with a disbursement of funds abroad by a foreign indebtedness with a non-resident, is to be settled through the MULC (pursuant to Communication “A” 5265).

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

In addition, Communications “A” 5437 and “A” 5468 of the Central Bank established the foreign exchange rules applicable to inflows of funds under the Asset Disclosure Regime (Régimen de exteriorización de activos) set forth by Law No 26,860, as amended and supplemented.

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

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (pursuant to Communication “A” 5264, as amended), in accordance with the following terms: (1) if applicable regulations allow the repayment of the debt corresponding to such interest payment and if all general regulatory requirements related to principal repayment are met; (2) the settlement of the currency is made within ten calendar days of the maturity date of each interest payment; (3) the payment is accrued at any time during the then-current interest period; and (4) as from the date of disbursement of the funds abroad and until settlement thereof through the MULC, access to the MULC is granted exclusively for the difference between the interest due and the profits from the funds deposited abroad.

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

In addition, the non-resident beneficiary of such transactions shall not be an individual or legal person with residence, constituted or domiciled in jurisdicitons, territories or states which are considered as non-cooperative for fiscal purposes as per article first of Decree No 589/13.

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

Formation of Offshore Assets by Residents

Communication “A” 5526, as amended, has amended and set forth new regulations, effective as from October 10, 2011, concerning access to the MULC for the formation of offshore assets, with and without specific allocation, by resident individuals and legal entities not authorized to deal in foreign exchange by certain trusts and other estates domiciled in Argentina, as well as by local governments.

Such regulations allow access to the MULC by Argentine residents for the formation of offshore assets when the regulatory requirements are met for each particular situation and the rest of the operations are subject to the previous authorization from the Argentine Central Bank.

Access to the MULC is allowed for the purchase of offshore assets with a specific application to local assets for the following transactions (pursuant to Communication “A” 5526, as amended):

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

3.             purchases of foreign currency bills by state-owned companies and companies under the control of the government, and trusts set up with Argentine public sector funds, acquired for deposit in local accounts used as collateral, in order to guarantee letters of credit or other bank guarantees to secure imports of goods into Argentina, and insofar as the funds used for the purchase have been contributed by the Argentine Treasury and the remaining conditions set forth in the applicable regulations, have been met;

4.             purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that, as of the date of access to the MULC, have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal, and the remaining conditions the applicable regulations, must have been met as well);

5.             purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377, to the extent that foreign currency for the same amount has been received to that end; and

6.             purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.7. of the annex of Communication “A” 5526, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377.

Up to July 5, 2012, the purchase of foreign currency by Argentine residents and legal persons incorporated under Argentine laws for up to a maximum amount of U.S.$ 2,000,000 per calendar month for the following purposes was permitted (provided that certain additional requirements were met):

(i)         real estate investments abroad;

(ii)        loans granted to non-residents;

(iii)       direct investments abroad by residents;

(iv)       portfolio investments abroad of natural persons;

(v)        other foreign investments of residents;

(vi)       portfolio investments abroad of legal persons;

(vii)      purchase of currency for its holding within Argentina; and

(viii)     purchase of travelers’ checks and donations.

However, Communication “A” 5318 of the Central Bank dated July 5, 2012, suspended the effectiveness of the above mentioned provision for an undetermined period of time. This means that nowadays, local residents are not allowed to (a) purchase foreign currency to apply it to the transactions set forth from (i) to (viii) above; and (b) wire funds abroad under such concepts, except for the concepts set forth below.

Access to the MULC is allowed regarding proceeds of new foreign issues of bonds and other debt securities that are publicly offered and trade at regulated markets of local governments and/or private non-financial sector if simultaneously with such access to the MULC, the funds are used to purchase foreign currency to be deposited in local financial entities, for 90% of the settled funds and for a term of at least 180 calendar days, if certain requirements are met.

Communication “A” 5643, established the possibility of applying this exception to the inflows of foreign financing and direct investments; provided however that they shall be subject to the rules set forth by Decree N° 616/05.

                Access to the MULC by individuals for the purchase of foreign currency without specific purpose is allowed provided that such purchase is in accordance with the income declared by the individuals with the Federal Tax Administration Agency (“AFIP”) and the quantitative parameters set forth by such agency for the purchase of foreign currency in accordance with the Foreign Exchange Transactions Programme (Programa de Consulta de Operaciones Cambiarias) published at AFIP’s web page from time to time.

                Resident companies that are authorized to render international transport services are allowed to purchase foreign currency to cover expenses that must be paid in cash abroad (such as fuel) in relation to the countries that are signatories of the International Terrestrial Transport Agreement (Acuerdo de Transporte Internacional Terrestre).

As of the date hereof, it is not clear when (or even if) the effectiveness of such provisions shall be restored by the Central Bank. In this regard, please note that the above mentioned provisions were not abrogated but suspended for an undetermined period of time.

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

Argentine Tax Considerations

Dividends tax

Dividends paid on our common shares or ADSs to individuals or undivided estates domiciled in Argentina and non-resident persons (whether individuals or legal entities) are subject to income withholding tax at a 10% rate as a single and final payment (except for dividends paid out in the form of shares or quotas).  Additionally, such dividends paid in excess of our taxable accumulated income at the previous fiscal period are subject to a withholding at the rate of 35% in respect of the excess portion of the dividends paid. If applicable, the 10% withholding will apply on the amount resulting from subtracting the 35 % withholding from the dividends or earnings distribution amount. Both the 10% and the 35% withholdings are subject to the limits set forth by double taxation treaties in force. See “Tax Treaties” below.

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

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by resident individuals from the disposal of ADSs should be considered as foreign source income. Recently, the Argentine Tax Authority understood that foreign source income obtained by resident individuals is taxed at a 9% to 35% rate.  As this is a controversial issue, a case by case analysis is required.

Foreign beneficiaries

Pursuant to the Income Tax Reform, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be subject to the Income Tax, whether they are listed on stock exchanges or securities markets and/or have an authorization for public offering or whether they do not meet such requirements. These provisions will apply to foreign individual and legal entities at a 15% rate on the net capital gain or at a 13.5% rate on the gross price.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by foreign beneficiaries from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, a case by case analysis is required.

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

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta or “IGMP”)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

DIVIDENDS AND PAYING AGENTS

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares.  We have not paid any dividends in the last three fiscal years.  See “Item 8.—Dividends.”  However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

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

Interest rate risk

Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2014, approximately 95 % of the loans denominated in Argentine pesos were granted at a variable interest rate, based on the Private Badlar and Badlar rate plus an applicable margin corrected. The remaining liabilities were agreed at fixed interest rates, mainly denominated in U.S. dollars (95.2% of the total fixed rate debt). The whole debt issued at a variable rate is denominated in Argentine pesos.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital markets, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) availability, access and cost of interest-rates hedge agreements. On doing this, the Company evaluates the impact on profit or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

During the fiscal year ended December 31, 2013, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year 2014 up to maximum of 27% in April, ending the year at around 20%. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate. In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

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

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

Exchange Rate Risks

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. Dollars, as is the case of income resulting from the supply agreement entered into between CTLL and the SE or EGSSA (merged with CTG) and the SE, pursuant to SE Resolution No. 220/2007 and CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or supply agreements with the SE pursuant to SE Resolution No. 220/2007. On the other hand, most of the financial debt of the subsidiaries of the generation segment is denominated in pesos and only a portion (as of December 31, 2014 a 30%) is denominated in US dollars but is payable in indexed peso against the U.S. dollar, which exposes them to the risk of loss on devaluation of the Argentine peso.

Furthermore, on December 3, 2014, CTLL entered into an agreement for the supply of a 100 MW high-efficiency gas turbine, equipment, spare parts and services for an estimated total amount of US$ 75 million pursuant to the commitments undertaken under the 2014 Agreement, which will be financed by CAMMESA for up to an amount, denominated in pesos, equivalent to that of the Company’s Receivables and its power generation subsidiaries issued or to be issued until December 31, 2015, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso. In order to partially cover for the foreign-currency exchange rate risk affecting payments in foreign currency to the Project’s foreign contractors, CTLL has conducted forward transactions to purchase U.S. Dollars with pesos in the amount of US$ 32.1 million at a contracted average exchange rate of $ 9.19 to a U.S. dollar and maturing between January and June, 2015.

In turn, for the performance of the Plant’s 2015-2016 Technological Upgrade Works, CPB has undertaken several commitments with foreign providers, most of them denominated in foreign currency (mainly Euros and U.S. Dollars), which will be financed through the Loan and Receivables Assignment Agreement executed with CAMMESA during the month of April, 2014. As at the issuance hereof, the amounts committed under the executed agreements reach US$ 59 million.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar.

Additionally, the Company collects its income from CAMMESA, which during the past year has incurred significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. For the income from the Supply Contracts under SE Resolution No. 220/2007, this amount in pesos is collected from CAMMESA, on average, 100 days afterward, but the difference in the exchange rate is recognized by CAMMESA only until the expiration date, approximately 45 days. In case there is a strong devaluation between the billing and the collection date, as was the case during the first weeks of January 2014, the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

In the distribution segment, Edenor´s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in U.S. dollars. Therefore, Edenor is exposed to the risk of a loss resulting from a devaluation of the peso. Edenor may hedge its currency risk trying to enter into currency futures. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the U.S. dollar under such terms as it may consider viable ..

If Edenor continues to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

In the Holding and Others segment, the Company has entered into U.S. dollar-denominated investment commitments through its subsidiary Petrolera Pampa. As there isn’t a strong currency mismatch between the generation of own funds and the undertaken investments, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, the Company has entered into several foreign-currency hedge agreements in order to minimize the impact a devaluation of the Argentine peso would have.

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

The Company is exposed to the price risk on its stock holdings representing 1.3% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in ”Item 4 – Our Business - TGS - CIESA Transaction”. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect joint control of TGS. Additionally, the Company has investments in Government securities which is exposed to the risk of a significant change in market prices.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2014	12.31.2013	12.31.2012
Shares	61,629,484	84,129,331	64,796,821
Government securities	237,068,910	169,975,247	80,851,443
Trust	962,942,332	431,466,036	241,829,350
Total	1,261,640,726	685,570,614	387,477,614

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

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2014	12.31.2013	12.31.2012
Shares	6,162,940	8,412,933	6,479,690
Government securities	23,706,891	16,997,525	8,085,144
Trust	95,879,913	45,588,284	27,829,535
Variation of the result of the year	125,749,744	70,998,741	42,394,369

Quantitative Disclosure

The chart below provides quantitative information about our financial debt as of December 31, 2014, that is sensitive to changes in interest rates and foreign exchange rates.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total	Estimaded Fair Value
	(in million of Ps.)					
Short and Long Term Debt Denominated in US$:						
Fixed Rate	352.9	103.4	150.4	1,702.9	**2,309.7**	2,492.5
Average interest rate (%)					**8.9%**	
Variable rate	-	-	-	-	-	-
Average interest rate (%)					-	
Total	**352.9**	**103.4**	**150.4**	**1,702.9**	**2,309.7**	**2,492.5**

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total	Estimaded Fair Value
Short and Long Term Debt Denominated in Ps.:						
Fixed Rate	125.3	6.7	-	-	**132.1**	132.1
Average interest rate (%)					**28.3%**	
Variable rate	361.1	1,404.7	363.1	-	**2,128.8**	2,128.8
Average interest rate (%)					**24.0%**	
Total	**486.4**	**1,411.4**	**363.1**	-	**2,260.9**	**2,260.9**

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

From April 28, 2014 to the date of this annual report, the Company received from the depositary U.S. $ 202,551.79. for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2014, 2013 and 2012.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees billed for those services:

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

(3)            Tax Fees comprised of services rendered by the external auditor for tax compliance.

                (4)           Services included under this heading include permissible advisory services consisting in the analysis of transactions.

For a description of the permissible services included under these headings, please see the description of the categories of services of the “Audit Committee’s Pre-approval Policy” described below.

All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L.

Audit Committee’s Pre-approval Policy

The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of its subsidiaries. The policy ensures that the external auditor preserves its independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa Energía, but are reported to the latter.

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2014 by us or on our behalf, or by or on behalf of any affiliated purchaser.

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings[4] in the company or of other companies whose shareholders have direct or indirect material holdings;

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

4 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock.

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
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: May 12, 2015

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Consolidated Financial Statements As of December 31, 2014 and 2013, and for the Years Ended December 31, 2014, 2013, and 2012

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND

FOR THE YEARS THEN ENDED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, “Pampa S.A.” or the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, May 12, 2015

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
AESEBA	AESEBA S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMM	Cost Monitoring Mechanism
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DRF	Debt Repayment Flow
EASA	Electricidad Argentina S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	Emdersa Generación Salta S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
ES	Secretary of Energy
FOCEDE	Fund works of consolidation and expansion of electrical distribution

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
GE	General Electric
HA	Historical Availability
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
ICBC	Industrial and Commercial Bank of China
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
NYSE	The New York Stock Exchange
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
RA	Recorded Availability
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
ST	Secretary of Labor
SEC	Securities and Exchange Commission
TA	Target Availability
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
TV	Vapor Turbine
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VCP	Short-term securities
WEM	Wholesale Electricity Market

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	226,894,893	188,644,285
Investments in associates	9	133,169,584	134,774,654
Property, plant and equipment	10	9,218,099,975	6,902,661,359
Intangible assets	11	872,384,099	901,846,313
Biological assets	12	1,894,481	1,935,296
Financial assets at fair value through profit and loss	13	963,012,962	432,729,855
Deferred tax assets	14	93,681,916	63,214,262
Trade and other receivables	15	954,842,893	366,685,679
Total non current assets		12,463,980,803	8,992,491,703

CURRENT ASSETS
Biological assets	12	198,470	564,431
Inventories	16	135,570,860	114,615,289
Financial assets at fair value through profit and loss	13	1,028,577,127	844,259,368
Trade and other receivables	15	2,896,835,156	2,256,967,076
Cash and cash equivalents	17	335,234,106	341,668,865
Total current assets		4,396,415,719	3,558,075,029
Assets classified as held for sale		-	11,987,500
Total assets		16,860,396,522	12,562,554,232

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

	Note	12.31.2014	12.31.2013
SHAREHOLDERS´ EQUITY
Share capital	19	1,314,310,895	1,314,310,895
Additional paid-in capital		342,984,871	263,489,911
Legal reserve		14,304,190	-
Voluntary reserve		271,779,611	-
Reserve for directors’ options		266,060,067	259,351,053
Retained earnings		743,159,355	286,083,801
Other comprehensive loss		(32,191,096)	(24,385,321)
Equity attributable to owners of the company		2,920,407,893	2,098,850,339
Non-controlling interest		633,431,122	775,971,764
Total equity		3,553,839,015	2,874,822,103

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	20	1,909,433,852	1,295,851,077
Borrowings	21	3,731,267,723	2,924,530,436
Deferred revenues	22	109,089,120	33,665,717
Salaries and social security payable	23	62,858,307	25,959,305
Defined benefit plans	24	196,587,957	136,521,808
Deferred tax liabilities	14	470,584,488	416,561,631
Taxes payable	25	274,654,874	150,095,508
Provisions	26	119,455,898	91,464,804
Total non current liabilities		6,873,932,219	5,074,650,286

CURRENT LIABILITIES
Trade and other payables	20	4,535,528,435	3,098,555,391
Borrowings	21	839,303,970	753,571,799
Deferred revenues	22	763,684	-
Salaries and social security payable	23	725,274,898	501,445,076
Defined benefit plans	24	26,759,690	8,552,119
Taxes payable	25	231,928,622	239,718,270
Derivative financial instruments	4.13	47,880,462	-
Provisions	26	25,185,527	11,239,188
Total current liabilities		6,432,625,288	4,613,081,843
Total liabilities		13,306,557,507	9,687,732,129
Total liabilities and equity		16,860,396,522	12,562,554,232

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2014, 2013 and 2012.

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013	12.31.2012

Revenue	27	6,204,645,511	5,334,993,550	6,695,364,819
Cost of sales	28	(6,029,079,708)	(5,603,274,246)	(6,355,771,263)
Gross profit (loss)		175,565,803	(268,280,696)	339,593,556
		-	-	-
Selling expenses	29	(713,360,347)	(634,221,473)	(414,002,396)
Administrative expenses	30	(837,458,716)	(563,852,810)	(463,317,509)
Other operating income	31	311,975,857	466,220,030	196,418,100
Other operating expenses	31	(447,074,876)	(204,039,316)	(203,949,959)
Reversal of impairment of property, plant and equipment	5	88,406,704	-	-
Impairment of property, plant and equipment	5	-	-	(108,283,569)
Share of profit (loss) of joint ventures	8	34,208,368	(4,799,349)	(31,020,306)
Share of (loss) profit of associates	9	(1,605,070)	2,228,499	2,294,951
Operating loss before Resolution ES No. 250/13 and subsequent Notes		(1,389,342,277)	(1,206,745,115)	(682,267,132)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequent Notes	2	2,271,926,952	2,933,051,544	-
Operating income (loss)		882,584,675	1,726,306,429	(682,267,132)

Financial income	32	440,541,774	336,295,165	143,263,842
Financial cost	32	(1,113,228,906)	(813,875,720)	(501,942,312)
Other financial results	32	420,055,021	(519,261,217)	(203,001,724)
Financial results, net		(252,632,111)	(996,841,772)	(561,680,194)
Profit before income tax		629,952,564	729,464,657	(1,243,947,326)
		-	-	-
Income tax and minimun national income tax	33	(100,412,278)	12,178,991	133,311,022
Profit for the year from continuing operations		529,540,286	741,643,648	(1,110,636,304)

Discontinued operations	18	-	(126,858,328)	31,066,521
Total profit (loss) of the year		529,540,286	614,785,320	(1,079,569,783)

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	24	(23,297,267)	(27,034,200)	8,014,669
Income tax	14	10,763,517	6,852,496	(2,805,134)
Discontinued operations		-	-	(2,103,123)
Items that will be subsequently reclassified to profit or loss
Loss of joint ventures	8	(2,129,126)	(70,562)	(67,114)
Other comprehensive (loss) income of the year		(14,662,876)	(20,252,266)	3,039,298
Comprehensive income (loss) of the year		514,877,410	594,533,054	(1,076,530,485)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (Continuation)

	Note	12.31.2014	12.31.2013	12.31.2012
Total profit (loss) of the year attributable to:
Owners of the company		743,159,355	286,083,801	(649,694,254)
Non - controlling interest		(213,619,069)	328,701,519	(429,875,529)
		529,540,286	614,785,320	(1,079,569,783)

Total profit (loss) of the year attributable to owners of the company:
Continuing operations		743,159,355	371,782,245	(674,653,661)
Discontinued operations		-	(85,698,444)	24,959,407
		743,159,355	286,083,801	(649,694,254)

Total comprehensive income (loss) of the year attributable to:
Owners of the company		735,353,580	272,451,852	(647,796,706)
Non - controlling interest		(220,476,170)	322,081,202	(428,733,779)
		514,877,410	594,533,054	(1,076,530,485)

Earing (Loss) per share attributable to the equity holders of the company during the year
Basic earnings (loss) per share from continuing operations	34	0.5654	0.2829	(0.5133)
Diluted earings (loss) per share from continuing operations	34	0.5082	0.2829	(0.5133)
Basic (Loss) Earnings per share from discontinued operations	34	-	(0.0652)	0.0190
Diluted (Loss) Earnings per share from discontinued operations	34	-	(0.0652)	0.0186

 The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012.

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	27,396,793	-	241,460,349	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560

Reserve for directors’ options	-	-	-	-	8,945,352	-	-	8,945,352	-	8,945,352
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	(27,396,793)	-	-	-	27,396,793	-	-	-
Additional paid-in capital absorption - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	-	518,407,253	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-			19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	-	(16,465,157)	(16,465,157)

Loss of the year	-	-	-	-	-	-	(649,694,254)	(649,694,254)	(429,875,529)	(1,079,569,783)
Other comprehensive loss of the year	-	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Total comprehensive loss of the year	-	-	-	-	-	1,897,548	(649,694,254)	(647,796,706)	(428,733,779)	(1,076,530,485)
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144
	-	-	-	-	-	-	-	-	-	-
Reserve for directors’ options	-	-	-	-	8,945,352	-	-	8,945,352	-	8,945,352
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	-	(72,127,674)	(72,127,674)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	-	-	7,698,689	20,941,588	28,640,277
Merging of subsidiaries	-	9,235,580	-	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit for the year	-	-	-	-	-	-	286,083,801	286,083,801	328,701,519	614,785,320
Other comprehensive loss for the year	-	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive (loss) profit for the year	-	-	-	-	-	(13,631,949)	286,083,801	272,451,852	322,081,202	594,533,054

Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Sale of interest in subsidiaries	-	66,900,103	-	-	-	-	-	66,900,103	7,814,930	74,715,033
Change of interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(16,632,046)	(16,632,046)
Constitution of legal reserve - Shareholders’ meeting 04.26.2013	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.26.2013	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Profit for the year	-	-	-	-	-	-	743,159,355	743,159,355	(213,619,069)	529,540,286
Other comprehensive loss for the year	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit for the year	-	-	-	-	-	(7,805,775)	743,159,355	735,353,580	(220,476,170)	514,877,410

Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2014	12.31.2013	12.31.2012
Cash flows from operating activities:
Total profit (loss) for the year		529,540,286	614,785,320	(1,079,569,783)
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:
Income tax and minimum notional income tax	33	100,412,278	(12,178,991)	(133,311,022)
Accrued interest		596,724,545	447,574,296	380,491,017
Depreciations and amortizations	28, 29 and 30	467,160,148	374,791,231	374,037,848
Reserve for directors’ options	30	6,709,014	8,945,352	8,945,352
Impairment of property, plant and equipment	5	-	-	108,283,569
Recovery of impairment of property, plant and equipment	5	(88,406,704)	-	-
(Recovery) Constitution of accruals, net		(23,697,702)	48,343,247	48,357,541
Constitution of provisions, net		95,822,786	36,571,446	27,114,436
Share of profit (loss) of joint ventures and associates	8 and 9	(32,603,298)	2,570,850	28,725,355
Accrual of defined benefit plans	28, 29 and 30	73,163,395	33,754,716	28,745,431
Net foreing currency exchange difference	32	712,822,106	744,150,070	344,622,323
Results for discounted value measurement	32	(223,304,132)	155,869,735	72,030,127
Changes in the fair value of financial instruments	32	(859,434,692)	(295,854,837)	(191,938,160)
Result from repurchase of corporate bonds	32	(47,122,571)	(88,879,485)	(21,451,233)
Results from property, plant and equipment sale and decreases	31	18,639,620	13,404,236	1,967,799
Consumption of materials		11,869,855	6,783,353	9,654,075
Recovery of other operative expenses	31	-	(13,002,003)	-
Revenue recognition from CAMMESA finance		(18,852,659)	(17,402,480)	(17,525,025)
Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes	2	(2,271,926,952)	(2,933,051,544)	-
Dividends income earned	31	(6,226,319)	(6,876,038)	(1,581,532)
Recognition of March Agreement	31	-	(85,177,042)	-
Recovery of sales tax	38	(41,110,709)	-	-
Other finance results		(4,301,834)	3,811,823	-
Other operating costs for contract termination	31	11,366,548	-	-
Compensation agreements	29, 30 and 31	61,546,421	-	-
Other expenses FOCEDE	31	97,701,000	-	-
Other		(236,118)	1,871,525	3,544,158
Discontinued operations		-	199,135,735	298,863,627

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(753,779,506)	(508,715,144)	(149,276,949)
Increase in inventories		(21,085,864)	(50,402,379)	(21,429,651)
Decreace (Increase) in biological assets		365,961	(916,879)	(602,651)
(Decrease)Increase in trade and other payables		(29,446,104)	183,440,125	259,977,173
Increase (Decrease) in deferred income		76,187,087	(700,044)	16,906,265
Increase in salaries and social security payable		260,712,693	112,375,704	110,532,346
Decrease in defined benefit plans		(18,186,942)	(13,164,865)	(5,640,355)
Increase (Decrease) in taxes payable		51,441,807	(31,963)	39,890,061
Decrease in provisions		(54,049,454)	(25,358,712)	(12,110,743)
Income tax paid		(880,339)	(3,692,829)	(22,588,626)
Funds obtained from PUREE (SE Resolution No. 1037/07)		482,928,401	491,946,068	410,672,269
Subtotal before variations of debts with CAMMESA		(839,537,948)	(575,280,403)	916,335,042
Increase in account payable and loans with CAMMESA		3,455,497,600	2,231,477,000	295,714,000
Net cash generated by operating activities		2,615,959,652	1,656,196,597	1,212,049,042

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2014	12.31.2013	12.31.2012
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition		(2,331,067,374)	(1,050,265,080)	(640,407,502)
Acquisition of investment in subsidiaries, net of cash acquired		-	-	-
Purchases of financial assets at fair value		(1,055,481,705)	(353,525,353)	(689,647,868)
Purcahses of derivative financial instruments		(42,125,000)	-	(1,864,000)
Proceeds from property, plant and equipment sale		2,281,299	399,407	1,714
Proceeds from financial assets at fair value sale		1,258,242,711	279,128,770	782,726,438
Proceeds from financial assets' amortization		3,239,076	54,793,585	-
Proceeds from financial assets' interest		18,169	1,878,384	5,311,804
Proceeds from dividends		2,777,280	13,028,406	-
Proceeds from loans		3,369,441	4,617,341	1,573,036
Recovery (Subscription) of investment funds, net		(77,330,026)	(282,191,942)	(123,234,870)
Constitution of guarantee deposits		(276,616,965)	-	-
Capital contribution in joint ventures		(250,000)	(205,386)	(198,565)
Loans to third parties		(1,187,416)	-	(1,270,055)
Recovery of advances to suppliers of property, plant and equipment		274,360	-	-
Discontinued operations		-	(124,246,000)	(236,125,186)
Net cash used in investing activities		(2,513,856,150)	(1,456,587,868)	(903,135,054)

Cash flows from financing activities:
Proceeds from borrowings		2,519,386,589	656,489,875	222,495,166
Payment of borrowings		(2,253,561,870)	(513,035,781)	(477,197,750)
Payment of borrowings' interests		(567,793,296)	(200,559,674)	(335,763,169)
Proceeds from sale of interest in subsidiaries		74,714,844	28,640,301	-
Proceeds from change in ownership in a subsidiaries without loosing control		98,997,500	-	-
Payment of dividends		(19,432,044)	(7,871,681)	(13,992,428)
Payment for repurchase of corporate bonds		-	(65,982,241)	(88,546,372)
Discontinued operations		-	25,388,000	136,785,617
Net cash used in financing activities		(147,688,277)	(76,931,201)	(556,218,936)

(Decrease) Increase in cash and cash equivalent		(45,584,775)	122,677,528	(247,304,948)

Cash and cash equivalents at the beginning of the year	17	341,668,865	156,647,001	345,118,745
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale		-	11,154,000	28,305,000
Foreing currency exchange difference generated by cash and cash equivalents		39,150,016	51,190,336	41,682,204
(Decrease) Increase in cash and cash equivalents		(45,584,775)	122,677,528	(247,304,948)
Cash and cash equivalents at the end of the year	17	335,234,106	341,668,865	167,801,001

Cash and cash equivalents at the end of the year in the statement of financial position		335,234,106	341,668,865	156,647,001
Cash and cash equivalents at the end of the year included in assets classified as held for sale		-	-	11,154,000
Cash and cash equivalents at the end of the period		335,234,106	341,668,865	167,801,001

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	12.31.2014	12.31.2013	12.31.2012
Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(208,339,247)	(158,325,018)	(18,586,988)
Borrowing costs capitalized in property, plant and equipment	(123,861,184)	(24,532,005)	6,405,000
Decrease in PUREE related liability (Res. ES No. 250/13 and subsequent Notes)	574,009,553	1,661,103,990	-
Decrease in financial assets at fair value from repurchase of Corporate bonds	(91,637,990)	(165,085,442)	-
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (Res. ES No. 250/13 and subsequent Notes)	(2,218,423,960)	(1,152,267,285)	-
Decrease in borrowings through offsetting trade receivables	(131,875,580)	-	-
Reclassification assets classified as held for sale to property, plant and equipment	(11,987,500)	-	-
Acquisition of property, plant and equipment through an increase in liability with FOCEDE	(32,939,174)	(48,960,000)	-
Increase in financial assets at fair value from subsidiary sale	-	334,339,766	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014, 2013 and 2012

(in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,279 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

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

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at December 31, 2014 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the WEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT and the centralization of business management and dispatch of fuels for CAMMESA generation.

On November 19, 2014, the Company and its power generation subsidiaries received a request for information from the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee so that it should provide the information necessary to conduct a comprehensive analysis of the electricity market. In this sense, the Company and its power generation subsidiaries have timely and properly submitted all documentation required by the authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

a.     Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the WEM (“the Resolution”)

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

The new remuneration scheme started to be applied to economic transactions for the month of February, 2013. However, its actual application to each specific generating agent required that it should waive all and any administrative and/or judicial claims it may have brought against the National Government, the ES and/ or CAMMESA regarding the 2008-2011 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration (the “2008-2011 Agreement”) and/or in connection with ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims against the National Government, the ES and/or CAMMESA regarding agreement and resolution before mentioned.

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

The parameters defined by the Resolution by type of technology are as follows:

Technology and scale	$/MW-HRP
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Generators will be entitled to the following Fixed Costs Remuneration percentages:

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 $/MW-HRP.

ii.        Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	$/MWh
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00

HI Units	$/MW-HRP
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii.     Additional Remuneration: A portion is paid directly to the generator and the other part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00

To the detailed remuneration that makes up the whole remuneration collectable in the WEM by Covered Generators, should be discounted the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On June 11, 2013, the SE informed CAMMESA through ES Notes No. 3145, 3146, 3147of the acceptance of the terms under which the subsidiaries of thermal generation, made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Afterwards, on November 22, 2013, subsidiaries HIDISA and HINISA submitted these waivers and requested the application of the previously-mentioned remuneration scheme effective as from the commercial transaction corresponding to the month of November, 2013. Based on the subsidiaries’ request, CAMMESA started applying the new remuneration system as from that month.

b.     ES Res. No. 529/14 – Update of the remuneration scheme implemented by ES Res. No. 95/13

ES Res. No. 529/14 dated May 23, 2014, which replaced exhibits I, II and III of ES Res. No. 95/13, provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in mentioned exhibits and modified fixed costs’ remuneration settlement mechanism as follows, and that affect subsidiaries’ generation units:

i.                     Fixed Costs Remuneration:

Technology and scale	$/MW-HRP
TG units with power (P) > 50 Mw	50.00
TV units with power (P) < 100 Mw	83.20
TV units with power (P) > 100 Mw	59.40
HI units with power (P) < 120 Mw	76.50
HI units with power (P) between 120 Mw and 300 Mw	29.80

The method for calculating the fixed costs remuneration to the generating agents comprised within the above-described scheme and having conventional thermal generation equipment (TG, TV and CC) will be variable based on the RA, the TA, the HA, and the time of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

TV	June-August and December-February periods	March-May and September-November periods
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%
TG
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

50% of the percentage difference between the generator's RA and HA will be added to or subtracted from the base rate; that is, for each percentage point variation in the generator’s RA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration. The maximum and minimum values are those set forth for each period (maximum 110% and minimum 70%, as applicable).

For availability control purposes, the criteria set forth in ES Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2013 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

ii.                     Variable Costs Remuneration:

Clasification	Operating with:
	Natural Gas	Liquid Fuels
	$/MWh
TG units with power (P) > 50 Mw	26.80	49.60
TV units with power (P) < 100 Mw	26.80	49.60
TV units with power (P) > 100 Mw	26.80	49.60

Hydroelectric Units	$/MW-HRP
HI units with power (P) < 120 Mw	21.30
HI units with power (P) between 120 Mw and 300 Mw	21.30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii.                  Additional Remuneration:

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) > 50 Mw	9.40	6.20
TV units with power (P) < 100 Mw	10.90	4.70
TV units with power (P) > 100 Mw	9.40	6.20
HI units with power (P) < 120 Mw	76.50	13.50
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00

iv.                  Maintenance Remuneration:

Besides the previously stated remuneration items, ES Res. No. 529/14 incorporates a new concept of “Remuneration for Non-Recurring Maintenance Works” (“Maintenance Remuneration”) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the Total Generated Energy. Such remuneration will be implemented through LVFVDs and will be destined exclusively to the financing of major maintenance works, subject to the ES approval.

Technology and scale	Maintenance Remuneration ($/MWh)
TG units with power (P) > 50 Mw	24
TV units with power (P) < 100 Mw	24
TV units with power (P) > 100 Mw	24

On December 17, 2014, after its endorsement by CAMMESA’s technical group, the ES approved the financing request filed by subsidiary CTLL for maintenance works to be executed on the LDLATG02 unit in its generation plant for an estimated amount of US$ 11.8 million and $ 7.2 millon, in both cases plus VAT and repayable within a 36-month term with resources derived from the Maintenance Remuneration. As from December 21, 2014, the LDLATG02 unit became operative after a major maintenance work. On March 5, 2015, CTLL siged a loan agreement with CAMMESA to finance major maintenance on such unit.

On December 2, 2014, after its endorsement by CAMMESA’s technical group, the ES approved the financing request filed by subsidiary CTG for the execution of maintenance works on its generating plant’s GUEMTV11 unit for an estimated amount of US$ 10.3 million plus VAT, repayable within a 36-month term with resources resulting from the Maintenance Remuneration.

Pursuant to the loan agreement entered into between subsidiary CPB and CAMMESA during the month of April, 2014, this subsidiary’s Maintenance Remuneration is exclusively allocated to the cancellation of the financing granted to fund the 2015-2016 Technological Upgrade Works.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Fuel supply

Moreover, and in furtherance of the objective sought by ES Res. No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it set forth the extension of the provisions of Section 8 of ES Res. No. 95/13 to generating, co-generating and self-generating agents the energy and power of which have been committed under ES Res. No. 1193/05 (FONINVEMEM), ES Res. No. 220/07 (WEM Supply Agreements) and ES Res. No. 1836/07, as well as to any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by ES Res. No. 1281/06. Thus, among other effects, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA, and the generator will not be entitled to renew such agreements.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to the provisions of Section 8 of ES Res. No. 95/13, the availability of the generating unit will be considered independently of fuel.

c.        Energy Plus - ES Resolution No. 1281/06

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by customers, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 64.60/MWh to US$ 65.50/MWh.

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

The ES, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users (with a power consumption above 300 KW) for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. These values imply a cap in pesos on the sales price authorized Generators may offer to provide the Energy Plus service. Currently these values are $ 320/MWh for Major and Minor Large Users and $ 445/MWh for Large Distribution Users. This situation will be aggravated to the extent the peso is devalued against the U.S. dollar, the currency in which Energy Plus service agreements are denominated. Consequently, a failure to update these values or a devaluation of the peso may result in a decrease in energy plus prices, which may render these agreements unfeasible and force generators to sell their Power and Energy in the Spot market, with the resulting decrease in their income.

d.     Supply contracts WEM- Resolution ES No. 220/07

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

On October 27, 2014, the Addendum to CTLL’s Supply Agreement was extended until the termination, in the year 2021, of the WEM Supply Agreement pursuant to ES Resolution No. 220/07 entered into with CAMMESA.

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA (which makes up CTG´s assets after its merger with EGSSA and EGSSAH) was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

e.     Receivables from WEM generators

As at December 31, 2014 and 2013, the Company, throught its subsidiaries generation, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 797.4 and $ 560.8 million, with an estimated recoverable value of $ 745.6 and $ 124.2 million, respectively. The following detailed integration:

a.       LVFVDs pursuant to ES Resolution No. 406/03 2004-2006. As at December 31, 2014 and 2013, they have been assigned to FONINVEMEM in the amount of $ 66 million and $ 69 million including interest, and their estimated recoverable value amounts to $ 54.8 million and $ 56.1 million, respectively.

b.       LVFVDs pursuant to ES Resolution No. 406/03 2008-2011. As at December 31, 2014, they have been allocated to the “2014 Agreement” in the amount of $ 408.5 million including interest, and their estimated recoverable value amounts to $ 397.8 million. As at December 31, 2013 they have been assigned to certain “WEM Supply Commitment Agreements – ES Resolution No. 724/08” and to the “2008-2011 Agreement” in the amount of $ 328.9 million including interest, and their estimated recoverable value amounts to $ 68.1 million.

c.        LVFVDs pursuant to ES Resolution No. 406/03 2012-2013 and ES Resolution No. 95/13. As at December 31, 2014, these have been allocated to the “2014 Agreement” in the amount of $ 228.6 million including interest, and their estimated recoverable value amounts to $ 198.8 million. As at December 31, 2013, LVFVDs pursuant to ES Resolution No. N° 406/03 accrued during fiscal years 2012 in the amount of $ 39.8 remained totally impaired, whereas the LVFVDs ES Resolution No. N° 406/03 accrued during fiscal years 2013 and on account of contributions undertaken to the Trust pursuant to ES Resolution No. 95/13 in the amount of $ 54.1 million had not been recognized as income since the ES had not yet implemented this Trust and, therefore, there was no reasonable certainty that the Company would recover this generated receivable.

d.       LVFVDs for Maintenance Remuneration in the amount of $ 94.3 million which, as from the approval of maintenance works and their corresponding financing by CAMMESA, are valued at their face value plus interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As a result of the execution of the 2014 Agreement, the Supplementary Agreement and the approval of major maintenance works to be performed, the power generation subsidiaries have reestimated the recoverable value of their affected receivables. As a result of this valuation, earnings in the amount of $ 336.4 million have been disclosed under Financial Results, $ 48.8 million under Other Operating Income and Expenses and $ 171.5 million under Revenue from sales in the Statement of Comprehensive Income.

WEM Supply Commitment Agreements – Resolution No. 724/08

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Under such agreements, CTLL has collected from the OED all of their receivables accrued in 2008 and has issued several credit assignment agreements with other WEM generators (among them the Company’s subsdiaries CTG, CPB, HIDISA e HINISA) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, this assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which CTLL will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Within this context, during the month of May 2009, CTLL entered into agreements with subsidiary companies HINISA and HIDISA, and with CTG and CPB in June, 2010 (the “Assignment Conventions 2010”).

As a result of the cancellation of receivables by CAMMESA, the assignments contemplated in the before mentioned agreement have been perfected for a total amount of $ 51.2 million, all of them during the years 2010 and 2011.

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

After analyzing different alternatives for the cancellation of the assigned LVFVDs through a mechanism different from their application to CTLL’s CC closing project, on October 23, 2013, CPB offered CTLL to terminate the 2010 Receivables Assignment Agreement, and CTLL accepted the offer.

Finally, during the month of April, 2014, CPB applied the whole LVFVDs corresponding to the January 2008-December 2010 period, including all accrued interest, to the cancellation of the loan entered into with CAMMESA and described in Note 21 – CAMMESA Financing II.

Despite procedures initiated by CTLL aiming to suspend the legal proceedings seeking collection of the pending LVFVDs in compliance with the commitments undertaken in the 2014 Agreement, the ES has not yet granted its consent.

Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, CTLL filed a petition to the court requiring the suspension of the claims. The court did not grant the suspension and required the ES’s consent. As of the date of this annual report, such consent could not be obtained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Agreement 2008 – 2011

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

The main conditions of the 2008-2011 Agreement included an increase in the remuneration for available power and in the maximum values recognized for the remuneration for operation and maintenance, subject to the meeting of certain agreed availability levels.

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

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” and they filed an administrative claim before the MPFIPyS to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the SE, to complete its implementation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On October 19, 2012, the Company and its power generation subsidiaries filed a request for summary motion which expired on December 27, 2012

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, the Company filed the appropriate presentation in the following procedural stage.

Despite procedures initiated by the Company and its power generation subsidiaries aiming to suspend the legal proceedings seeking collection of the pending LVFVDs in compliance with of the commitments undertaken in the 2014 Agreement. Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, Loma de la Lata filed a petition to the court requiring the suspension of the claims. The court did not grant the suspension and required the Secretariat of Energy’s consent. As of the date of this annual report, the claim was granted by ES.

Modification of Definitive Agreement for the rehabilitation of WEM (yhe “final Agreement”)- FONINVEMEM

ES Resolution No. 712/04 created the FONINVEMEM with the purpose of increasing available electricity generation through investments in thermal generation.

The ES invited all agents holding LVFVDs and being creditors in the WEM to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 through December 2006 into an interest in two combined cycle projects.

The LVFVDs contributed to FONINVEMEM will be converted into US$ and bear an annual yield at the LIBOR rate + 1%. LVFVDs will be payable in 120 equal and consecutive monthly installments as from the commercial commissioning of the stated combined cycles.

During the months of January and February of the year 2010, TMB and TJSM plants’ CCs were respectively cleared for operation; therefore, the company ant its subsidiaries generation started collecting the first of these 120 installments in the months of March and April 2010 respectively.

Although on May 31, 2010 CAMMESA informed through a note of the amount of the LVFVDs denominated in pesos and in equivalent U.S. dollars pursuant to the procedures set forth in the Agreement, these amounts are deemed provisional. Therefore, and considering that as at the issuance hereof no confirmation of this conversion into U.S. dollars has been received, the Company and its subsidiaries generation have decided to keep receivables at their original value.

Pursuant to ES Resolution No. 1261/12, a 25 MW and 19.01 MW power increase was approved respectively for the TMB and TJSM plants, for a value of US$ 11.9 million and US$ 10.1 million plus VAT each, ad referendum of the MPFIPYS. Consequently, this resolution authorized –ad referendum of the MPFIPYS- the amendment of the Final Agreement approved by ES Resolution No. 1193/05, which provided for the organization of the companies TMB and TJSM, the modification of the equity interests in those companies (funding for the works would be provided by generators and not by the National Government), and supply agreements with CAMMESA and maintenance agreements with Siemens.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

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

Since the LVFVDs accrued in favor of the subsidiaries during the year 2011 were committed pursuant to the 2008-2011 Agreement, on September 30, 2013, subsidiaries CTG, HIDISA and HINISA offered CTLL to partially terminate the assignments of LVFVDs perfected pursuant to the applicable Receivables Assignment Agreements entered into between them and CTLL during the months of May, 2009 and June, 2010 for up to the amounts committed pursuant to ES Resolution No. 1261/12 and ES Note No. 5568/13, which as at the termination date amounted to $ 8.1 million plus VAT, and the amounts resulting from the right to a proportional increase pursuant to the provisions of the power generation companies’ Bylaws, and CTLL accepted the proposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

New Generation Project. 2014 Thermal Generation Availability Increase Agreement.

On September 5, 2014, the Company, together with its generation subsidiaries (the “Generators”) executed  a new thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources (the “2014 Agreement”).

Conditional upon the meeting of certain precedent conditions precedent, the 2014 Agreement provided for an enhanced generation capacity in CTLL’s Plant by incorporating two 15 MW engine generators and one 100 MW high-efficiency gas turbine, with an estimated investment of $ 930 million (jointly, the “Project”).

The Project will be financed by CAMMESA up to an amount equivalent to: i) the LVFVDs issued pursuant to ES Resolution No. 406/03 and not committed under other agreements; ii) the receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13 and amending ES Resolution No. 529/14 (jointly, the “Receivables”); and well as with the contribution of CTLL’s own funds.

In order to guarantee that funds equivalent to the Receivables will be allocated to the Project’s execution, such funds will be transferred to a fund to be created by CAMMESA at the ES’ direction.

The ES will instruct CAMMESA to include the remuneration acknowledgeable for this new generation within the WEM’s economic transactions. In this sense, the remuneration for power equivalent to the percentage representing the amount of the Receivables to be allocated to the Project by Generators over the total funds destined to the Project will be remunerated pursuant to ES Resolution No. 95/13 and amendments. In turn, the remuneration for power equivalent to the percentage representing CTLL’s own contributions additional to the Receivables over the whole funds allotted to the Project will be remunerated through a WEM Supply Commitment Agreement pursuant to ES Resolution No. 220/07.

On October 27, 2014, Generators and the ES entered into a Supplementary Agreement setting forth the specific conditions applicable to the Project’s execution. The most important aspects of the agreement are indicated below:

•         The subscription of a Financing and Assignment of Secured Receivables Agreement with CAMMESA that would allow the financing of the Project’s works (the “Financing”). The financing will be cancelled, at CTLL’s option, through a cash payment or through the offsetting with receivables.

•         The inclusion of the LVFVDs commited by Generators to CTLL’s CC Closing Project and to CTP’s project outstanding as at the date hereof (hereinafter, the “Outstanding LVFVDs”) as CTLL’s own capital in order to determine the power to be remunerated under the WEM Supply Agreement pursuant to ES Resolution No. 220/07.

•         The execution of an Addendum to CTP’s WEM Supply Agreement aiming to exclude the second stage of the project, which involved that plant in the framework the 2008-2011 Agreement.

•         The suspension of all brought legal actions seeking the collection of the Outstanding LVFVDs for a term of six months, which will be automatically renewable. Once they have been wholly cancelled, these legal actions will be waived.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Based on the commitments undertaken pursuant to the 2014 Agreement and since the Financing will be secured with subsidiary companies’ receivables and preventing to aventual cancellation, at the option of CTLL through a payment in cash or by offseting with the Receivables, on November 26, 2014, CTLL entered into several Addendums to the 2010 Receivables Assignment Agreements and new Receivables Assignment Agreements with CPB, CTG, HINISA and HIDISA. In all cases, the assignment of receivables will be conditional upon the actual cancellation of the Financing between CTLL and CAMMESA, after which CTLL will cancel all balances with counterparties under the terms and conditions of each specific agreement. The assignment agreements’ main characteristics are summarized below:

(i)         2012-2015 CTG and CPB Receivables. It stipulates the assignment of the LVFVDs issued and to be issued by CTG and CPB pursuant to ES Resolution No. 406/03 for the period comprised between January 1, 2012 and December 31, 2015 (the “ES Resolution No. 406/03 Receivables”), as well as the LVFVDs issued and to be issued as Additional Remuneration to be allocated to the Trust pursuant to ES Resolution No. 95/13, N. 529/14 and their amendments accrued as from their incorporation into the system set forth by ES Resolution No. 95/13 and until December 31, 2015 plus interest (the “ES Resolution No. 95/13 Trust Receivables”).

(ii)        2012-2015 HINISA and HIDISA Receivables. It provides for the assignment of Receivables pursuant to ES Resolution No. 406/03 and the Trust pursuant to ES Resolution No. 95/13. As from the Project’s commercial commissioning and for a term of 15 years, CTLL will pay HINISA and HIDISA as a single, total and final price, the peso-denominated result of the flow of funds derived from the Project’s operation, the power of which, equivalent to the percentage of the Receivables committed by HINISA and HIDISA in the total invested funds, will be remunerated pursuant to ES Resolution No. 95/13.

(iii)      2008-2011 CTG and CPB Receivables. It provides for the amendment of CTG 2010 Receivables Assignment Agreement and sign a new agreement with CPB in order to include under such scheme the assignment of Receivables pursuant to ES Resolution No. 406/03 accrued during 2011 and their application to the Project (substituting CTLL’s CC closing Project), with an extension of the Agreement’s life until December 31, 2019. The other terms and conditions of the Agreement will remain in full force.

(iv)      2008-2011 HINISA and HIDISA Receivables. It stipulates the modification of the 2010 Receivables Assignment Agreement in order to allow for its application to the Project (substituting CTLL’s CC closing Project) within a term of 12 months, as from which assigned and unapplied LVFVDs will be made available to HINISA and HIDISA again. The other terms and conditions of the Agreement will remain in full force.

On December 1, 2014, CTLL entered into the Financing and Assignment of Secured Receivables Agreement with CAMMESA in order to obtain the financing for the Project pursuant to the 2014 Agreement and the Supplementary Agreement.

On December 3, 2014, CTLL entered into an Equipment Supply Agreement and an agreement for the building of a new electric generation plant on a turnkey basis to install a 100 MW high-efficiency gas turbine.

As at the issuance date of this financial statements, CTLL has received financial advances in the amount of $ 577,3 million pursuant to the Financing and Assignment of Secured Receivable Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.2 Transmission

In order to regularize the remuneration adjustment effective a from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

i)      the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Cost variation index of Memorandum of Agreement (IVC),

ii)     a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

iii)   a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

iv)   the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed. In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately $ 286 million and $ 207 million, respectively, for Transener; and to $ 113 million and $ 100 million for Transba, respectively.

Lastly, the Renewal Agreement stablished that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

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

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of $ 324.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of $ 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Mutuum (Loan) Contracts for the implementation of the 2013 and 2014 Renewal Agreements (the “New Mutuum Contracts”), which stipulated as follows: i) that the Mutuum Contracts, together with their Addendums I, II and III timely executed with CAMMESA, would be deemed duly performed; ii) the granting to Transener and Transba of a new loan in the amount of $ 622.2 million and $ 240.7 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the executed New Mutuum Contracts.

As of December 31, 2014, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 601.5 million and $ 250.7 million, as well as accrued interest for $ 200.9 million and $ 149.3 million for the year ended December 31, 2014 and 2013, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 248.5 million and $ 116.5 million, and interest income amounting to $ 80.5 million and $ 64.5 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

On March 17, 2015 Transener and Transba executed with CAMMESA the Addenda the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant a new loan in the amount of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the ES and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3 Distribution

Edenor is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Edenor fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The Distribution Edenor’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, Edenor, Edenor shareholders representing at least two thirds of the share capital, and/or the former Edenor shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Edenor undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Edenor is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Edenor may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

2.3.1 Adjustment Agreement entered into between Edenor and the Federal Government

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement establishes the following:

       i.          the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

     ii.          the requirement that during the term of mentioned temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

    iii.          the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

   iv.          the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

     v.          the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

   vi.          the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor S.A. during 2006, plus an additional investment of $ 25.5 million should it be required;

  vii.          the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Edenor’s distribution costs as a result of the increases and adjustments granted at each date;

viii.          the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

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

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

         i.            A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

        ii.            An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

      iii.            Implementation of the CMM contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

      iv.            Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

       v.            Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the WEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

      vi.            Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

2.3.2 RTI

On July 30, 2008, the ES issued Resolution No. 865/08 which modifies Resolution No. 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution No. 467/08. On November 12, 2009, Edenor made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, Edenor has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In Edenor’s opinion, this claim has come to an end due to the issuance of ES Resolution 250/13 dated May 2013.

Additionally, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance of the commitments established therein. The complaint was amended so as to extend it in November 2013. In February 2014 a petition for the granting of a precautionary measure was filed with the Federal Court requesting that the Federal Government be compelled to provide the Company with economic assistance during the course of litigation. The petition was rejected in both first and second instance in June and December 2014, respectively. Due to the provisions of section 14 of SE Resolution 32/15, at the date of issuance of these financial statements, Edenor Management is analyzing the steps to be followed with regard to the suspension of any administrative claim and/or judicial action brought against the Federal Government, the ES and/or the ENRE concerning compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses 1 and 13 of ES Resolution 32/15.

2.3.3 PUREE - CMM

On May 7, 2013, the ES issued ES Resolution 250/13, whereby it:

         i.            Authorized the values of the adjustments resulting from the CMM for the period May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

        ii.            Assessed Edenor’s debt as of December 31, 2014 deriving from the application of the PUREE for the period May 2007 through December 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

      iii.            Authorized Edenor to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

      iv.            Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

       v.            Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the WEM.

      vi.            Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The ES, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes No. 6852/13, 4012/14, 486/14 and 1136/14 respectively

Additionally, and in accordance with sections 8 and 9 of SE Resolution No 250/2013 –which recognize Edenor’s right to apply to the payment of its debts with the WEM the amount receivable deriving from the CMM for economic transactions, with charge to the Unified Fund– the Company proceed in lieu of payment of the trade liability it has with CAMMESA for energy purchases by applying the balance of the CMM receivable balance as of December 31, 2013 (not offset as of that date) recognized by the ENRE in the periods covered by ES Resolution No. 250 and the extensions thereof.

Moreover, ES Note No. 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.  As of the date of issuance of these financial statements, this has not been instrumented.

The impact of ES Resolution No. 250/13 and subsequent Notes on the Statement of financial position is summarized below in thousands:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

	2013
	Res SE 250/13 (1)	Nota SE 6852/13	Subtotal
Other receivables
Cost Monitoring Mechanism	2,254,953	723,629	2,978,582
Net interest CMM - PUREE	172,939	24,571	197,510
Other payables - PUREE	(1,387,037)	(274,068)	(1,661,105)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)
LVFVD to be issued	362,721	-	362,721

	2014
	Nota SE 4012/14	Nota SE 486/14	Nota SE 1136/14	Subtotal
Other receivables
Cost Monitoring Mechanism	735,534	833,660	702,733	2,271,927
Net interest CMM - PUREE	108,218	36,231	13,337	157,786
Other payables - PUREE	(168,426)	(187,665)	(217,919)	(574,010)
Trade payables - CAMMESA	(1,038,047)	(682,226)	(498,151)	(2,218,424)
LVFVD to be issued	(362,721)	-	-	(362,721)

	2015
	Res. SE 32/15	Total
Other receivables
Cost Monitoring Mechanism	186,596	5,437,105
Net interest CMM - PUREE	(309)	354,987
Other payables - PUREE	10,619	(2,224,496)
Trade payables - CAMMESA	(196,906)	(3,567,596)
LVFVD to be issued	-	-

(1)     Includes CMM amounts receivable recognized in prior fiscal years for $ 45.5 million.

In view of the above, Edenor challenged and rejected debit notes issued by CAMMESA for a cumulative total of $ 866.2 million relating to compensatory and punitory interest considering that the delays in the settlement of the amounts receivable are not attributable to Edenor.

In the same way, Edenor has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $ 652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.

At the date of issuance of these financial statements, and as a consequence of both that which has been indicated in the preceding caption v) and section 10 of ES Resolution 32/15, Edenor is currently negotiating with CAMMESA the payment plan, the amounts, terms and conditions, and interest rate to be applied to outstanding balances.

2.3.4 Electricity rate schedules

The ES issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the WEM. Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s distribution added value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the WEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of ES Resolution 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of ES Resolution 255/12).

Furthermore, on November 30, 2012, Edenor was notified of ES Resolution 2016 that approved the WEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the WEM is kept at an annual average value of $320 Mwh, and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

The purpose of the PUREE, created by ES Resolution 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, ES Resolution 1037/07, ratified by ES Note No. 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by Edenor as Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the CMM established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

2.3.5 SE Resolution 32/15

On March 11, 2015, the ES issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the Tariff Structure Review, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the ES and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to Edenor by CAMMESA.

b)       Establishes that, as from February 1, 2015, the PUREE-related funds to which ES Resolution 745/05 refers will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

c)       Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the CMM established receivables, including interest, if any, on both concepts.

d)       Instructs CAMMESA to issue LVFVD in favor of Edenor for the surplus amounts in favor of Edenor, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by Edenor under the Loans for consumption (Mutuums) granted for higher salary costs.

e)       Instructs CAMMESA to implement a payment plan to be defined with Edenor, with the prior approval of the ES, for the settlement of the remaining balances in favor of the MEM.

f)        Establishes that Edenor will neither distribute dividends nor use the income deriving from this resolution to pay loans with financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the WEM, the payment of salaries of Edenor’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)       Establishes that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the ES and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses 1 and 13 of this resolution.

At the date of issuance of these financial statements, Edenor Management is analyzing the steps to be followed as indicated in section 14 of ES Resolution 32/15 in relation to that which has been detailed in the preceding caption g).

At the date of presentation of these financial statements, Edenor has received $ 708.2 million temporary increase in income and 160 million PUREE, according to what has been indicated in the previous section, a) and b) respectively of this notice.

2.3.6 ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor Board of Directors on December 11, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, Edenor and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the CNV, “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to pay Edenor’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, mentioned agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income pf resources of the trust derives from Edenor’s contributions and, also, that the VRD have accrued interest that will have to be paid with the trust assets, Edenor has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

Additionally, on January 3, 2014, by Resolution No. 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the FOCEDE will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution No. 347/12 as well as to electricity distribution companies Edenor and Edesur S.A.

By Resolution No. 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the ES, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The Economy and Public Finance Ministry and the National Comptroller’s Office (SIGEN) will also be invited to participate.

2.3.7 Loans (mutuums) and assignments of secured receivables

As described in Note 42, due to the delay in obtaining the RTI, which would allow to restore the economic and financial equation of the concession, Edenor lacks the necessary conditions to come to the financial market to  adress the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, Edenor has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution No. 347/12 and ES Resolution No. 250, and the granting of loans (mutuums) to provide support with its cash needs for specific purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The obligations deriving from this assistance are classified as Other payables and the relating costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

The loans (mutuums) granted up to now are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the fact that the funds of the FOCEDE are insufficient to cover the estimated disbursements of the Investment Plan, Edenor has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the ES, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with Edenor for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in caption 2.3.5 of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, mentioned agreement was extended, as instructed by the ES to CAMMESA, for an additional amount of $ 159.4 million. Subsequent to year-end, on January 13 and March 13, 2015, were signed two new extensions for an additional amount of $ 1.04 billion and $ 304.7 million, respectively.

As of December 31, 2014, the debt related to this concept amounts to $ 208.8 million (comprised of $ 200 million principal and $ 8.8 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as guarantee for the performance of the obligations assumed and the repayment of the funds granted, Edenor agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the ES would estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which Edenor may have with the WEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the WEM.

At the date of presentation of these financial statements, the Company has received an additional amount of $ 447.8 million for this concept.

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the ES instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with Edenor in order to be able to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

The agreement will be guaranteed by Edenor with the assignment of the future surplus LVFVD to be issued, as a result of the application of ES Resolution No. 250/13. At the date of issuance of these financial statements, Edenor does not have any surplus LVFVD.

As of December 31, 2014, the debt related to this concept amounts to $ 298 million (comprised of $ 280.6 million principal and $ 17.4 million in accrued interest), which has been disclosed in the Other non-current payables account and it is considered as an advance of future recognitions of higher costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Additionally, ES Resolution No. 32/15 instructs CAMMESA to issue LVFVD in favor of Edenor to offset the amounts owed for this concept (Note 2.3.5), which will be recognized as other income during fiscal year 2015.

2.3.8 Framework agreement

On January 10, 1994, the Company, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, Edenor, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At the date of issuance of these financial statements, the aforementioned agreements have expired. Nevertheless, the Company believes they will be renewed and has therefore begun the corresponding negotiations.

With regard to the amount receivable Edenor has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that as of December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

As of December 31, 2014 and 2013, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to $ 75.8 million and $ 56.9 million, respectively.

2.3.9 Penalties

2.3.9.1 General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Edenor fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2014 and 2013, Edenor has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, Edenor has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008, Resolutions No. 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed. Taking into account that the temporary increase in income established by ES Resolution No. 32/15 (Note 2.3.5) does not imply a change of the current electricity rate schedule to be applied to customers, Edenor, based on its lawyers opinion, estimates that the adjustment of Penalties and Discounts included in the Adjustment Agreement for this concept does not apply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Furthermore, as of December 31, 2014, Edenor Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

As from March 2008, it was decided that the penalties imposed by the ENRE not be paid. These penalties are included in the abovementioned tariff renegotiation.

2.3.9.2 Specific situations

Based on the provisions of ENRE Resolution No. 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2014, an amount of $ 59.1 million of such total has been reimbursed to Customers, based on consumption recorded.

Additionally, in May 2014, Edenor and the Regulatory Authority entered into a payment plan agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in twelve monthly installments maturing as from June 1, 2014. As of the date of issuance of these financial statements, Edenor has already paid eight installments.

Furthermore, in November 2014, Edenor also entered into another payment plan agreement with the Regulatory Authority, pursuant to which it was agreed that the penalties under litigation for a total of $ 9.7 million, plus interest for $ 2 million, would be paid in twelve monthly installments maturing as from February 2015.

Owing to the fees set in favor of ENRE professionals who acted in execution proceedings, Edenor has entered into a payment plan agreement with seven attorneys-in-fact for a total of $ 4.3 million payable in twelve monthly installments, maturing as from February 2015.

2.3.10 Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the ES has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

2.4 Amendment of the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the oil industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, canons and royalty rates, new legal concepts for the exploration and exploitation of unconventional hydrocarbons in the Continental Shelf and the Territorial Sea, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry.

The main changes introduced by Law No. 27,007 are detailed below:

a)    Unconventional Hydrocarbons Exploitation

Conferred a legal status to the legal concept of “Hydrocarbons Unconventional Exploitation Concession”. The term “hydrocarbons unconventional exploitation” is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sands, tight gas, tight oil, coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority pursuant to the following terms:

-        The exploitation concessionaire may, within its area, request the subdivision of the existing area into new hydrocarbon unconventional exploitation areas and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on the development of a pilot plan seeking the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.

-        Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request the unification of both areas as a single hydrocarbon unconventional exploitation concession provided they furnish convincing evidence of the geological continuity of both areas. Such request should be based on the development of a pilot plan.

b)    Terms of the exploitation concessions and permits

Terms for exploration permits will be established in each call for bids issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional) and based on the following:

i)      Conventional Exploration: the basic term is divided into two three-year periods plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from 14 to 11 years;

ii) Unconventional Exploration: the basic term is divided into two four-year periods plus an optional extension of up to five years, that is, reaching a maximum of 13 years; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii) Exploration in the Continental Shelf and the Territorial Sea: the basic term is divided into two three-year periods plus an optional extension of one year each.

Upon the expiration of the basic term, the exploration permit holder will decide whether to continue exploring the area or to revert it totally to the Government. The whole originally-granted area may be kept provided the obligations arising from the permit have been properly met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole area unless it exercises its right to use the extension period, in which case the reversion will be limited to 50% of the remaining area.

Exploitation concessions will have the following terms, which will be computed as from the granting resolution’s date:

i) Conventional Exploitation Concession: 25 years;

ii) Unconventional Exploitation Concession: 35 years; and

iii) Continental Shelf and Territorial Sea Exploitation Concession: 30 years.

Furthermore, the holder of an exploitation concession may, with a minimum one-year notice before the expiration of the concession, request the granting of indefinite extensions, for a 10-year term each, provided it has properly met its obligations as exploitation concessionaire, is actually producing hydrocarbons in the areas in question and files an investment plan consistent with the development of the concession.

The ban on simultaneously holding more than five exploration permits and/or exploitation concessions (whether directly or indirectly) has been lifted.

c)     Concession Extension

Law No. 27,007 grants the Provinces having already started the concession extension process a 90-day term to finish it based on the conditions established for each of them. All subsequent extensions will be governed by the Argentine Hydrocarbons Law.

d)    Awarding of areas

Law No. 27.007 calls for the drafting of a model invitation to bid to be jointly made by the ES and the provincial authorities, to which all calls for bids made by law enforcement authorities should adhere, and introduces a specific criterion for the award of permits and concessions on incorporating the specific parameter of “greater investment or exploration activity” as defining in the case of tie bids according, as applicable, to the National or Provincial Executive Branch’s duly supported criterion.

e)     Canons and Royalties

The amended Argentine Hydrocarbons Law has updated the exploration and exploitation canons established by Executive Order No. 1454/2007. These canons may, in turn, be generally updated by the Executive Branch based on variations in the domestic market’s crude oil price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The updated values for each canon and royalty are detailed below:

i)      Exploration Canon:

The holder of the exploration permit will pay the canon in advance on an annual basis for each square kilometer or its fraction based on the following scale:

-        First period: $ 250 per km2 or fraction;

-        Second period: $ 1,000 per km2 or fraction; and

-        Extension: during the first year of the extension; $ 17,500/km2 or fraction, with a 25% annual cumulative increase.

In this case, offsetting mechanisms will remain effective: the amount that the exploration permit holder should pay for the second period of the basic term and for the extension period may be readjusted by offsetting it with exploration investments actually made within the area, until reaching a minimum canon equivalent to 10% of the applicable canon per km2 during the period, which will be payable in all cases.

ii)     Exploitation Canon:

The holder of the exploitation permit will pay a canon which will consist of an annual advance payment of $ 4,500 per km2 or its fraction based on the following scale:

iii)   Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The 12% percentage the exploitation concessionaire should pay as royalties to the grantor on the proceeds derived from liquid hydrocarbons produced at wellhead will remain effective. The production of natural gas will bear a like percentage of the value of extracted and actually used volumes, and will be payable on a monthly basis.

Cash payment of royalties will be made based on the value of crude oil at wellhead less freight costs up to the base location for the definition of its commercial value. Payment in kind of royalties will only proceed when the concessionaire is assured a reasonable permanent reception.

The possibility to reduce royalties up to 5% taking into consideration productivity, conditions and wells location also remains effective.

In case of extension, additional royalties for up to 3% regarding the applicable royalties at the time of the first extension, up to a total maximum of 18%, will be paid for the following extensions.

For the conduction of hydrocarbon conventional exploitation complementary activities as from the expiration of the granted concession and within the hydrocarbons unconventional exploitation concession, the enforcement authority may fix additional royalties of to 3% above the current royalties, up to a maximum 18%, as applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The National or Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a term of 36 months as from Law No. 27,007’s effective date.

Finally, with the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee’s prior approval, royalties may be reduced up to 50% for tertiary oil recovery, extra-heavy oil and offshore products in view of their productivity, location and other unfavorable economic and technical characteristics.

f)      Extension Bond

Law No. 27,007 empowers the enforcement authority to provide for the payment of an exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves at the expiration of the concession by 2% of the average price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

g)    Exploitation Bond:

The enforcement authority may provide for the payment of an unconventional exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons during a term of 2 years before the granting of the concession.

h)    Transportation Concessions

Transportation concessions (which had so far been granted for 35 years) will be granted for the same term than that granted for the exploitation concession where it originates, with the possibility of receiving subsequent extensions for up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term, whereas those originating in an unconventional exploitation concession will have a basic 35-year term, each plus any extension terms which may be granted. After the expiration of these terms, title to the facilities will be transferred to the National or Provincial Government, as applicable, by operation of law and without any charges or encumbrances whatsoever.

i)      Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the National Government and the Provinces regarding tax and environmental issues:

i)                    Environmental Legislation: It provides that the National Government and the Provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.

ii)                   Tax System: It provides that the National Government and the Provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

-          The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;

-          The freezing of the current stamp tax rate and the commitment not to charge with this tax any financial contracts entered into in order to structure investment projects and to guarantee and/or warrant investments; and

-          The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, with the exception of service compensation rates, improvement contributions and general tax increases.

i)      Restrictions on the reservation of areas to National or Provincial Government-Controlled Companies

The amendment of the Argentine Hydrocarbons Law restricts the National Government and the Provinces from reserving new areas in the future in favor or public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

Regarding areas that have not been reserved in favor of public companies and that have not yet been awarded under partnership agreements with third parties, associative schemes may be used, in which case the participation of such companies during the development stage will be proportional to their investments. In this way, the “carry” system during the areas’ development or exploitation stage has been done away with. Such system has not been prohibited for the exploration stage.

j)      Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the National Executive Branch passed Executive Order No. 929/2013, which established the Investment Promotion Regime for the Exploitation of Hydrocarbons –both conventional and unconventional (the “Promotion Regime”) with the purpose of encouraging investments destined to the exploitation of hydrocarbons and the legal concept of hydrocarbons unconventional exploitation concession.

Law No. 27.007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$ 250,000,000 direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$ 1,000,000,000 amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution: (i) the right to freely market abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable, and (ii) the free availability of 100% of the foreign currency resulting from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum US$ 250,000,000 entry of foreign currency into the Argentine financial market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

During periods in which the national production of hydrocarbons is insufficient to meet domestic supply needs pursuant to Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year as from the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable export duties) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

Pursuant to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces where the investment project is conducted: (i) the first one, payable by the project holder, for an amount equivalent to 2.5% of investment amount undertaken to be committed to corporate social responsibility projects, and (ii) the second contribution, payable by the National Government, which will be determined by the Committee based on the size and scope of the investment project and which will be destined to infrastructure projects.

As at the issuance hereof, the Company has not submitted any investment projects under the Promotion Regime.

2.5 Gas Market

Gas Plus Program – ES Resolution No. 24/08

This program’s main appeal for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

Natural Gas Surplus Injection Promotion Program (the “Program”)

On February 14, 2013 ES Resolution No. N° 1/13 was published in the Official Bulletin. This Resolution creates the Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 may submit its project before the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee. The National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On April 26, 2013, Committee’s Resolution No. 3/13 was published in the Official Bulletin, which regulates the Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the Resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the Program’s auditing mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Committee, the Company was registered with the National Registry of Hydrocarbon Investments.

PEPASA has submitted several projects to the Committee’s consideration. On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by the Company, with retroactive effects to March 1, 2013.

As at December 31, 2014, income recognized under this item amounts to $ 149.7 million. At the date of issuance of these financial statements, PEPASA has collected 100% of the Program’s compensations for the Program for the March 2013-November 2014 period for a total amount of $ 130.5 million.

2.6 Oil Market

As with the gas market, the oil market has also been affected by several resolutions.

 Resolution No. 394/2007 of the Ministry of Economy has provided for an increase in export retentions on liquid hydrocarbons, with a reference value of US$ 60.9 per barrel and a cut-off value of US$ 42 per oil barrel. The exporting producer’s income was thus limited to US$ 42 per crude oil barrel, despite the fact that its WTI value is higher than US$ 60.9 per barrel.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013 increasing cut-off and reference values established by Resolution No. 394/07 from US$ 42 to US$ 70 and from US$ 60.9 to US$ 80 respectively, thus increasing oil-exporting companies’ revenue.

These regulations have entailed a decrease in the crude oil price in Argentina as compared with its international price.

Recently, on December 29, 2014, pursuant to Resolution No. 1077/2014, the Ministry of Economy abrogated Resolution No. 394/07 and its amending provisions in order to establish new export rates based on the crude oil’s international price, which is determined based on the reference Brent’s value on the month corresponding to the export less eight U.S. dollars per barrel (US$ 8/Bbl). Under this new system, the cut-off value is set at US$ 71/Bbl. That is, where the international price does not exceed US$ 71, the producer will pay export duties for 1% of that value. When the price is above US$ 80 (that is, an international price of $72/Bbl), variable deductions will be settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Crude Oil Production Promotion Program

On February 14, 2015, Resolution No. N° 14/15 issued by the Committee was published in the Official Bulletin. This Resolution provided for the creation of the Crude Oil Production Promotion Program (the “Crude Oil Program”), which will be effective for a term of one year (extendable to another year).

Registration with this new Crude Oil Program is limited to subjects registered with the Oil Companies Registry, and requests may be submitted until April 30, 2015. The Crude Oil Program will be financed by the National Treasury.

The methodology for calculating this new Program’s stimulus is similar to that used by the Natural Gas Surplus Injection Promotion Program (created by Committee’s Resolution No. 1/13), as it grants a stimulus of US$ 2 or US$ 3 per crude oil barrel (depending on whether it will be destined to internal consumption or exportation) produced over its Base Production until reaching a maximum price depending on the type of crude oil (US$ 70 USD/BBL for Escalante and US$ 84/BBL for Medanito).

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB and IFRIC. All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied the first phase of IFRS 9 “Financial Instruments” at the transition date.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing date of the period subject of the report, as well as those held for sale respectively. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These consolidated financial statements are stated in Argentine pesos. They have been prepared under the historical cost convention, as modified by the measurement of certain financial assets and liabilities at fair value through profit and loss.

The preparation of these consolidated financial statements under IFRS requires estimates and assessments be performed affecting the amounts of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the date of issuance of these consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment and complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 5.

These consolidated financial statements have been approved for issue by the Board of Directors dated May 11, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 3: (Continuation)

Comparative information

Balances as of December 31, 2013, included in these consolidated financial statements for comparative purposes, arise from the financial statements at that date. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1 Changes in accounting policies

4.1.1      New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2014

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

-  IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued May 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal.

- IFRIC 21 - "Levies" was issued in May, 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government; it applies both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain.

4.1.2      New provisions, modifications and interpretations which are not yet effective and have not been early adopted by the Company

- IFRS 15, “Revenue from Contracts with Customers", was issued in May 2014 and applies to any annual reporting period beginning on or after January 1, 2017. This standard specifies how and when revenues should be recognized, and identifies the additional information the Company should disclose in its financial statements.

The standard provides a single, principles based five-step model which will be applied to all contracts with customers. The Company is currently analyzing its effects; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

- IFRS 9 – “Financial Instruments”: This modification, which was issued in July 2014, covers all the phases of the IASB project to replace IAS 39 - “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new provision supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. As at the transition date, the Company has adopted the first phase of IFRS 9.

4.2      Consolidation

a.     Subsidiaries

These financial statements include those of the Company and the entities controlled by it. Subsidiaries are all entities over which the Company exercises control, which is generally accompanied by a percentage above 50% of the available voting rights. The Company controls an entity when it is exposed or entitled to variable returns in view of its involvement in the entity and has the capacity to affect these returns through its power over it. When determining whether the Company controls an entity, the existence and effect of potential voting rights which are currently exercisable or convertible are considered. The Company also evaluates the existence of control when it does not hold more than 50% of the voting rights but can direct financial and operating policies through a “de facto control”. The “de facto control” may arise under circumstances in which the number of the Group's voting rights compared with the number and dispersion of the stakes held by other shareholders grants the Group the power to direct financial and operating policies, etc. For PEPASA, decisions on financial and operating policies are taken by the Board Directors of PEPASA, which is formed in its mayority by the same directors of the Company. Subsidiaries are consolidated as from the date on which control is transferred to the Group and are de-consolidated as from the date such control ceases.

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

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

c.     Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid/collected and the corresponding part of shares acquired/disposed on the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

d.     Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount  recognized in a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

e.            Joint Arrangements

The Company applies IFRS 11 to all its joint arrangements. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations depending on each investor’s contractual rights and obligations. A joint venture is a contractual arrangement whereby the parties that have joint control on the arrangement have rights to the net assets of the arrangement. A joint operation is a contractual arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

f.          Interest in joint ventures

The Company accounts for its joint ventures using the equity method of accounting. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date.

The Company recognizes in profit and loss its portion in the joint ventures results and in other comprehensive income its portion in other comprehensive results of the joint arrangements.

Accounting policies of the joint venture have been changed when necessary to ensure consistency with the policies adopted by the Group.

g.     Participations in joint operations

The Company uses the proportionate share method on its assets and liabilities to disclose its interests in the different consortiums and joint venture for the prospecting, exploitation and production of hydrocarbons. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

h.     Interest in associates

All associates are entities over which the Company does not exercise control but has significant influence, which is generally accompanied by a direct and indirect interest between 20% to 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds less than 20% of the voting rights in the associate, unless it can be clearly evidenced that this influence does exist.

The subsidiary PEPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting that company since it has the power to appoint a Titular Director.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

i.         Predecessor accounting

For business combinations under common control, the predecessor accounting method is used, whereby the acquirer recognizes assets and liabilities at the predecessor’s book value. No new goodwill is recognized for these transactions.

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

4.4      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any accumulated impairment. Historical cost includes expenditure that are directly attributable to the acquisition of the items.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment to continue to operate, to conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

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

These concession agreements meet the criteria set forth by the IFRSs and are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The concession of Edenor, has a usesful life of 83 years, while the Hidroelectric Diamond and Nihuiles has a usesful life of 30 years.

c.     Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

d.     Rights over arbitration proceedings

It corresponds to rights acquired by the Company to control, suspend and waive judicial claims.

As proceedings’ conclusion dates cannot be accurately foreseen, it has been determined that they have an indefinite useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost, which does not differ from its fair value less costs to sell.

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

4.7.1 Development tangible and intangible assets

Disbursements for the building, installation and completion of infrastructures such as platforms, pipes and the drilling of wells with demonstrated commercial viability are capitalized as Property, Plant and Equipment and as intangible assets according to their nature. Regarding the investments in wells under the commitments undertaken in Phase I of the Investment Agreement entered into with YPF for the “Rincón del Mangrullo” area, PEPASA has recognized 50% as Mining Property and the remaining 50% as wells. Additionally, part of the investments in wells under the commitment undertaken with Petrobras for “El Mangrullo” area has been disclosed as Mining Property. When commercially viable reserves are found, exploration and evaluation assets are tested for impairment and transferred to development tangible or intangible assets. During the exploration and evaluation phase, no depreciation expenses are recognized for Property, Plant and Equipment or intangible assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

4.9 Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements entities are measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

These financial statements have been prepared under the historical cost convention in nominal currency stablished in IFRS criteria applicable for non-hyperinflationary economies.

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

4.9.3 Subsidiaries

All subsidiaries functional currency is the peso, so there are no effects of foreign currency translation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Generation and Holding

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA allocated to FONINVEMEM and Agreement 2014, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable amount at the period’s closing date. The amortized cost has been determined based on the estimated future cash flows, discounted based on a rate reflecting the time value of money and the risks inherent to the transaction.

In the generation segment the Company accounts a provision for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a default balance. The uncollectibility rate is determined for each customer category based on the historical comparison of the balances that were written off as an expense against the default balances of each customer group.

Additionally, and faced with temporary and/or exceptional situations, Edenor Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

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

The CMM amounts receivables, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the ES by means of a Note or Resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

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

4.13 Derivative financial instruments

Derivatives are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are re-measured at their fair value.

However, the Company partially hedges its exchange rate risk through the execution of forward contracts denominated in U.S. dollars.

The method used to recognize the resulting profit or loss depends on whether the derivative has been designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument; therefore, changes in their value are disclosed in “Changes in the fair value of financial instruments”, under “Other financial results”.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing date of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

In order to cover for foreign-currency exchange rate fluctuations during the year, the Company has entered into forward contracts to purchase U.S. dollars with pesos for a nominal value of US$ 149.9 million at an average exchange rate of $ 9.02 per U.S. dollar, having maturities between March, 2014 and April, 2015. As of the closing date of this fiscal year, the U.S. dollar purchasing position amounts to US$ 69.4 million at an average exchange rate of $ 9.84 with maturities between March and April, 2015. The fair value of contracts at December 31, 2014 amounted to a liability position of $ 47.9 million, which is shown under financial derivatives. These contracts are guaranteed with financial assets measured at fair value and with cash and cash equivalents in the amount of $ 110 million, disclosed in other receivables.

Regarding the issuance of the letters of credit required by the Project’s offshore contractors mentioned in Note 2, on December 19, 2014, CTLL conducted forward transactions for the purchase of U.S. dollars with pesos with ICBC Bank in order to cover for the foreign-currency exchange rate risk affecting payments in foreign currency to contractors in the amounts and on the dates provided for in the above mentioned letters of credit. The main conducted operations are described below:

USD	PRICE	DATE
12,234,000	8.7875	01/19/2015
6,116,000	8.8150	01/22/2015
6,000,000	8.9550	02/10/2015
2,685,065	9.2500	03/19/2015
1,611,039	9.4950	04/20/2015
3,444,165	9.8625	06/01/2015

In turn, by using the funds received from CAMMESA pursuant to the Project’s Financing Agreement CTLL has made several term deposits for the amounts and maturing on the payment dates provided for in the letters of credit, which, at the closing of this financial statements, amount to $ 276.6 million and are disclosed under “Other current receivables” as security deposits.

As of December 31, 2014, the economic impact of these operations resulted in a net loss of $ 48.4 million, which is disclosed under “other financial results” of the consolidated Statement of comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary CTG with subsidiaries EGSSA and EGSSAH and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of comprehensive income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

d.     Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

e.     Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.17

f.      Retained earnings (Acumulated losses)

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

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

i)         Reserved earnings

-  Voluntary reserve

-  Statutory reserve

-  Legal reserve

ii)       Capital contributions

iii)      Additional paid in capital

iv)     Other equity instruments (if feasible from the legal and corporate point of view)

v)       Capital adjustment

vi)     Share capital

g.     Other comprehensive income (loss)

Includes actuarial gains and losses from the calculation of liabilities for defined benefit plans and their tax effects on subsidiaries.

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.17 Share-based payments

Agreement assignment opportunities

The Company operates a compensation plan which provides for share-based payments to be settled through equity instruments, whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s equity instruments (warrants).

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

The total expense amount is determined by reference to the fair value of the granted warrants, against a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company receives this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has used the valuation of the options issued to determine the compensation amount to be recognized during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant was accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Compensation agreement Value Company

PEPASA has granted to certain officers a compensation for services (payable in cash) based on the share value appreciation.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2 - “Share-based Payments”. The fair value of the services received is measured through the appreciation of the share as from its initial public offering and includes both its intrinsic value (the share quotation value as at the closing date) and its value over time (the right to participate in future quotation increases until the date this right would be actually exercised). The Black-Scholes financial valuation model was used to make this estimate, and the enforceability of the remuneration was taken into consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the resulting increase in liabilities, during the period in which employees have an unconditional right to payment. Liabilities are revalued on each balance date and at the settlement date. Any change in the fair value of liabilities is disclosed in profit or loss.

4.18 Trade payables and other payables

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

4.18.3 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value against in Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.18.4 Other payables

The other payables are initially recognized at fair value and subsequently measured at amortized cost using the method of effective interest rate.

The recorded liabilities represent, mainly, the obligations relating to the PUREE, loans (mutuums) with CAMMESA, debt with FOCEDE, and the penalties imposed by the ENRE, which Edenor Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto, whereas the balances of the loans (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

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

4.21 Deferred revenues

Contributions not subject to repayment

Edenor receives goods or facilities (or the cash necessary to acquire or construct them) from certain customers for services to be rendered based on individual agreements. Edenor recognizes assets received as Property, plant and equipment against deferred income, which are accrued based on the nature of the identifiable services according to the following scheme:

i)         client’s connection to the network: they are accrued until the termination of that connection;

ii)       provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.22 Employee benefits

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

The Group's accounting policy for benefit plans is recognizing actuarial gains and losses from experience adjustments and changes in actuarial assumptions, in Other comprehensive income (loss) in the period in which they arise. Past service costs are recognized immediately in the Statement of Comprehensive Income (loss).

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

These provisions have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.24 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

Ordinary revenue has been recognized when each and every of the following condition has been met:

i)         the entity has transferred to the buyer all significant risks and rewards;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

ii)       the amount of revenue was reliably measured;

iii)      it is probable that the entity will receive the economic benefits associated with the transaction;

iv)     costs incurred or to be incurred in relation to the transaction have been reliably measured.

4.24.1 Sales

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: they are recognized as accrued comprising energy made available and generated energy.

During this fiscal year, upon the meeting of condition (iii) above, generating subsidiaries have recognized as income the fair value of the remuneration corresponding to the section c) Res. ES N ° 406/03 and the portion of the Additional Remuneration to be allotted to the Trust accrued during fiscal year 2013 and the one corresponding to this year. This change results from the execution of the 2014 Agreement on October 27, 2014, whereby CTLL have undertaken to conduct a new generation Project which will be partially funded by CAMMESA.

ii.     From the electricity distribution activity: Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of ES Resolution No. 347/12

Edenor also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

iii.       From exploration and exploitation of oil and gas activity: Revenues from sales of crude oil, natural gas and liquefied petroleum gas are recognized on the transfer of title in accordance with the terms of the related contracts, which is when the customer has taken title and assumed the risks and benefits, prices have been determined and collectibility is reasonably assured.

4.24.2 Other Income

i.           Recognition of higher cost.

The recognition of higher costs by Res. ES N° 250/13 and subsequent notes not transferred to the tariff falls within the scope of IAS 20 inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, to the extent that they have been approved by the ENRE and recognized by the ES by means of a Note or Resolution.

Such concept has been disclosed in the “Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes” line item of the Statement of Comprehensive Income (Loss) as of December 31, 2014, recognizing the related tax effects. There are no unfulfilled conditions or any other related contingencies.

ii.          The activity from exploration and exploitation of oil and gas: Recognition of compensation for injection of surplus gas – Resolution No. 1/13

The recognition of income for the injection of surplus gas is covered by IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, under Operating Income, in the Comprehensive Income (Loss) Statement.

4.24.3 Interest and dividend income

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

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

4.27 Assignments of use

The assignments of use in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating. At present, Edenor only has lease agreements that are classified as operating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As assignee: The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

As assignor: The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

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

The value in use of each CGU is estimated on the basis of the present value of  future net cash flows that these units will generate. The Company Management uses approved budgets up to one year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

(a)  Reversal of Property, Plant and Equipment Impairment in CPB

As from January 2012, CAMMESA, at the direction of the ES, remuneration adjustments stablished by the “2008 – 2011 Agreement” in November, 2010 were cancelled. Furthermore, in the case of CPB, another change in the regulatory framework prevented the Company from continuing operating in the fuel oil purchase business, an activity which allowed it to obtain a margin on the fuel it acquired for generation purposes. Both measures have had a negative effect on the company’s generation of funds, which were insufficient to meet growing operating costs. The deterioration of CPB’s economic and financial situation, evidenced by operating losses, negative cash flows and a working capital deficit, resulted in a decrease in the plant’s reliability since it lacked the sufficient resources to continue bringing about the improvements necessary to keep the operating levels met during fiscal year 2011.

Therefore, as at September 30, 2012, CPB recorded an impairment loss amounting to $ 108.3 million for its Property, Plant and Equipment —which, net of the effect of the income tax, amounted to $ 70.4 million— as a result of the assessment of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets composing the CGU, taking into consideration the book value of each of the unit’s assets. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during the following fiscal years to systematically distribute its reviewed book value less any possible residual value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment at each reporting date.

With the implementation of ES Resolution No. 95/13 and its amendemt ES Resolution No. N° 529/14 —which defined a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity (Note 21.1.3), CPB´s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been updated.

In view of this situation, CPB’s management has reevaluated its discounted cash flows considering a revenue increase exceeding by 10% cost increases as from the year 2017 (on account of the recognition of cost mismatches in respect to past income) and that tariff increases will be granted to offset future cost increases.

The remaining assumptions are detailed below:

i.       Actual discount rate: 9.9%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 86% on average, considering the execution of major maintenance works in the generating units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

iv.   The collection of the maximum remuneration provided for fixed costs based on the provisions of item iii.

v.     The fulfilment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years and will receive CAMMESA’s permanent financing, which will be repaid under the conditions detailed in Note 21.1.3.

In the light of the above conclusions, CPB CGU’s value in use determined based on the present value of future net cash flows was $ 274.4 million higher than its book value. Therefore, CPB has wholly recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to $ 88.4 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to $ 57.5 million. The affected Property, Plant and Equipment items are lands, buildings, machines and generation equipment.

(b)  Test of impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets  resulting from the assessment of their recoverable value. Depreciation losses totaled up $ 647.7 million which, net of the effect of the income tax, amounted to $ 421 million.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets as of December 31, 2014 is based on the rights to which Edenor is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as concepts described in Notes 2.3.3, 2.3.5, 2.3.6 and 2.3.7 to these financial statements. Edenor Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 42 to these financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them it is estimated that Edenor will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, Edenor has considered different timing and magnitude of an increase in the Distribution Added Value. The scenarios considered are as follow:

a) Scenario called Pessimistic scenario: in this scenario, Edenor contemplates the effects of ES Resolution No. 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, Edenor contemplates the effects of ES Resolution No. 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, Edenor contemplates the effects of ES Resolution No. 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measures obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

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

In relation to Edenor, considering taxable losses of previous years and the sensitivity of some variables used in 2015 fiscal results projections (such as, devaluation and salary increases), management concluded that there is no strong and conclusive evidence to recognize tax losses carry forwards

5.3 Provisions

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

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

5.4 Provision for decomissioning of wells

The obligations relating to the decommissioning of wells after completion of the operations involve managementof PEPASA to make estimates about the costs of abandonment in the long-term and the time remaining until the abandonment. Notably, technology, costs and policy, security and environmental considerations are, continually changing, which may result in differences between the actual future costs and estimates.

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

5.5 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, Edenor Management records an allowance applying an uncollectibility rate for each customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement and, to the default balances of the reporting period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.6 Defined benefit plans

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

5.7 Penalties and Discounts ENRE

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

5.8 Going concern status

The co-controlled company Citelec have prepared its consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described in Note 42, as well as its impact on the financial statements of the Group. The management considers that this uncertainty regarding the company under common control Citelec does not affect its capacity to continue operating on an ordinary basis, as described in Note 42.

The subsidiary Edenor has prepared its financial statements in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally throughout fiscal year 2015, because in Edenor’s opinion ES Resolution No. 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

5.9 Revenue recognition

In the distribution business, revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.10 Oil and Gas Reserves

Reserves are oil and gas volumes (expressed in oil-equivalent m3) originated from or associated with any economic income in the areas where PEPASA operates and over which it holds exploration and exploitation rights.

Crude oil and gas reserves estimates are an essential part of PEPASA’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

Reserves estimates have been prepared by PEPASA technical staff, and are based on the technological and economic conditions prevailing as of December 31, 2014 taking into consideration their economic evaluation and the expiration of the concession to determine their recoverability period.

These estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms for the last time as of August 31, 2014.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.1 Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between CTLL and the ES or EGSSA and the ES (merged with CTG), pursuant to Resolution No.  220/07, or CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the ES pursuant to Resolution No. 220/07. On the other hand, most of the financial debt of the subsidiaries of the Generation segment is denominated in pesos and only a portion is denominated in US dollars but is payable in indexed peso against the U.S. dollar (a 30% as of December 31, 2014), which exposes them to the risk of loss on a devaluation of the peso.

Furthermore, on December 3, 2014, CTLL entered into an agreement for the supply of a 100 MW high-efficiency gas turbine, equipment, spare parts and services for an estimated total amount of US$ 75 million pursuant to the commitments undertaken under the 2014 Agreement, which will be financed by CAMMESA for up to an amount, denominated in pesos, equivalent to that of the Company and its power generation subsidiaries receivables issued or to be issued until December 31, 2015, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso. In order to partially cover for the foreign-currency exchange rate risk affecting payments in foreign currency to the Project’s foreign contractors, CTLL has conducted forward transactions to purchase U.S. Dollars with pesos in the amount of US$ 32.1 million at a contracted average exchange rate of $ 9.19 per U.S. dollar and maturing between January and June, 2015.

 In turn, for the performance of the Plant’s 2015-2016 Technological Upgrade Works, CPB has undertaken several commitments with foreign providers, most of them denominated in foreign currency (mainly Euros and U.S. Dollars), which will be financed through the Loan and Receivables Assignment Agreement subscribed with CAMMESA during the month of April, 2014. As at the issuance hereof, the amounts committed under the executed agreements reach US$ 61.5 million.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

Additionally, the Company collects its income from CAMMESA, which during the past year has incurred in significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. For the income from the Supply Contracts under Res. SE N ° 220/07, this amount in pesos is collected from CAMMESA, on average, 100 days afterward, but the difference in the exchange rate is recognized by CAMMESA only until the expiration date, about 45 days. In case there is a strong devaluation between the billing and the collection date, as was the case during the first weeks of January 2014, the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

In the distribution segment, Edenor´s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, Edenor is exposed to the risk of a loss resulting from a devaluation of the peso. Edenor may hedge its currency risk trying to enter into currency fowards. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under terms it may consider viable.

If Edenor continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2014 and 2013 are $ 8.551 and $ 6.521 per US dollar, respectively.

In the Holding and Others segment, the Company has entered into U.S. dollar-denominated investment commitments through its subsidiary PEPASA. As there isn’t a strong currency mismatch between the generation of own funds and the undertaken investments, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, the Company has entered into several foreign-currency hedge agreements in order to minimize the impact a devaluation of the Argentine peso would have.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	417,818	8.451	3,530,984	2,666,524
Total non current assets				3,530,984	2,666,524

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	13,992,780	8.451	118,252,993	312,031,682
Trade and other receivables
Related parties	U$S	1,186,917	8.501	10,089,975	-
Third parties	U$S	2,181,947	8.451	18,439,637	30,237,124
	EUR	50,796	10.265	521,398	461,648
		£7,358	13.181	96,987	-
	U$	-	-	-	856
Cash and cash equivalents	U$S	15,833,540	8.451	133,809,244	116,186,826
	EUR	14,378	10.265	147,584	171,244
	U$	41,835	0.347	14,508	99,484
Total current assets				281,372,326	459,188,864
Total assets				284,903,310	461,855,388

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	-	8.551	-	(130,337,773)
Borrowings
Third parties	U$S	(230,624,486)	8.551	(1,972,069,983)	(2,391,796,158)
Related parties	U$S	-	-	-	(194,721,661)
Total non current liabilities				(1,972,069,983)	(2,716,855,592)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(47,436,496)	8.551	(405,629,479)	(188,961,031)
	EUR	(2,215,676)	10.407	(23,059,419)	(3,540,978)
		£(88,064)	13.192	(1,161,726)	(871,851)
	CHF	(30,321)	8.520	(262,367)	(223,076)
	NOK	(68,200)	1.156	(78,830)	(73,588)
	U$	(34,436)	0.347	(11,942)	(19,349)
Borrowings
Third parties	U$S	(31,725,412)	8.501	(269,697,740)	-
Related parties	U$S	(9,734,223)	8.551	(83,237,348)	(368,466,024)
Salaries and social security payable		-		-	-
Third parties	U$	(602,783)	0.347	(209,039)	(238,171)

Total current liabilities				(783,347,890)	(562,394,068)
Total liabilities				(2,755,417,873)	(3,279,249,660)

(1) The exchange rates used correspond to December 31, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

	Argentine pesos
Currency	12.31.2014	12.31.2013
U.S dollar	244,651,172	281,316,049
Euros	2,239,044	290,809
Sterling Pound	106,474	87,185
Norwegian kroner	7,883	7,359
Swiss francs	26,237	22,308
Uruguayan peso	20,647	15,718
Total	247,051,456	281,739,427

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the risk of change in the market prices resulting from the uncertainties as to the future value of those securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The Company is exposed to the price risk on its stock holdings representing 1.3% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will allow to exercise an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks. Additionally, the Company has investments in Government securities which are exposed to the risk of a significant change in market prices.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2014	12.31.2013
Shares	61,629,484	84,129,331
Government securities	237,068,910	169,975,247
Trust	962,942,332	431,466,036
Total	1,261,640,726	685,570,614

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2014	12.31.2013
Shares	6,162,940	8,412,933
Government securities	23,706,891	16,997,525
Trust	95,879,913	45,588,284
Variation of the result of the year	125,749,744	70,998,741

Interest rate risk

Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2014, approximately 94.8 % of the loans were granted at a variable interest rate, based on the Private Badlar and Badlar rate plus an applicable margin corrected. The remaining liabilities were agreed at fixed interest rates, denominated in U.S. dollars (95.2% of the total fixed rate debt). Borrowings at variable rates are denominated in pesos.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) availability, access and cost of interest-rates hedge agreements. On doing this, the Company evaluates the impact on profit or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

During the fiscal year ended December 31, 2013, the Private Badlar rate and corrected Badlar, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year 2014 up to maximum of 27% in April, ending the year at around 20%. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate.

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

The following chart shows the break down of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2014	12.31.2013
Fixed interest rate:
Argentine pesos	116,727,980	123,647,833
U.S dollar	2,325,005,071	2,954,983,843
Subtotal loans granted at a fixed interest rate	2,441,733,051	3,078,631,676
Floating interest rates:
Argentine pesos	2,128,838,642	599,470,559
Subtotal loans granted at a floating interest rate	2,128,838,642	599,470,559
Total	4,570,571,693	3,678,102,235

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease  in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2014	12.31.2013
Floating interest rates:
Argentine pesos	50,398,813	12,764,404
Variation of the result for the year	50,398,813	12,764,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.2 Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the customers and CAMMESA’ credit exposure, which includes outstanding balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect through CAMMESA payments corresponding to the new remuneration scheme implemented through ES Resolution No. 95/13 at the beginning of 2013 and updated by Res. SE No. 529/14, in early 2014. On the other hand, there is an increasing deficit between payments collected by CAMMESA and receivables from the generating companies in respect to this entity. This is due to the fact that the price collected by CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government, and is lower than the generation marginal cost that CAMMESA has to reimburse to generators. The National Government has been filling this gap through contributions by the Treasury. As these Treasury contributions do not cover the whole amounts receivable by generators, CAMMESA’s debt with them has gradually increased. It cannot be guaranteed that CAMMESA will continue making payments to generators, both regarding the energy and the power sold.

Besides, the default in the payment of WEM’s electricity power purchases by electric power distribution service providers has considerably increased in the last years. This has increased the WEM’s deficit and affected (both regarding payment terms and payable volume) -and may possibly affect even more- CAMMESA’s payment capacity to WEM’s creditors (basically generation and transportation companies) and their income.

The impossibility by CAMMESA to pay the generators’ receivables may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

Furthermore, with the implementation of the new regulatory framework, the ES has suspended the renewal and execution of new agreements in the WEM’s MAT (with the exception of Energy Plus contracts), also providing that the demand unmet by generators would be supplied directly by CAMMESA. Generators will provide their power and energy to the Spot Market at the prices set by the ES Resolution No. 529/14.

It should be pointed out that the Company (together with other Companies from the Generation Sector) has entered into an agreement with the ES undertaking to develop a new generation investment project, with partial financing from CAMMESA which can be repaid, at the Company’s option, by applying the following receivables: i) LVFVDs pursuant to ES Resolution No. 406/03, Section 4.c, not committed under other agreements; ii) receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

In the case of CTLL, regarding the collection of defaulted accounts receivable, the Company has managed to limit their amount, although in certain cases its efforts have been fruitless and, therefore, results have been adversely affected. As of December 31, 2014 and 2013, default accounts receivables totaled approximately $ 15.2 million and $ 10.1 million, and financial statements have disclosed provisions for $ 3.6 million and $ 2.9 million, respectively.

In the case of Edenor, as at December 31, 2014 and 2013, default trade receivables amounted to approximately $ 229.3 million and $ 177.5 million, respectively. As of December 31, 2014 and 2013, financial statements included provisions for $ 84.6 million and $ 73.2 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay borrowings, including the cancellation of its Corporate Bonds.

The Company’s maximum exposure to the credit risk results from the accounting value of each financial asset in the financial statements after deducting all applicable allowances and provisions.

6.1.3 Liquidity risk

Liquidity risk is the risk that the Company does not have enough funds to meet all its obligations, whether of an economic, industrial or commercial mature. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee there is enough cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash kept by operating entities and balances above working capital Management requirements corresponding to the segments of generation, and holding and others, are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

During 2014, the Company has managed to mitigate its liquidity risk from the Generation segment through:

i)           An improvement in CTLL’s financing cost and structure, mainly based on the early redemption of its 2018 Corporate Bonds, the issuance of new Corporate Bonds, the execution of a syndicated loan and the obtaining of financing from CAMMESA;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

ii)         The satisfactory refinancing of an important part of CTG’s financial debt by considerably extending debt maturities through the exchange of its Cass 3 and Class 4 Corporate Bonds (maturing on March 2014 and 2015, respectively) for Class 5 Corporate Bonds (maturing on September, 2016).

iii)      The execution of a Loan and Receivables Assignment Agreement between CPB and CAMMESA aiming to finance the 2015-2016 Technological Upgrade Work for a peso-denominated amount to be determined based on the disbursements made by CAMMESA and their respective exchange rates, for a maximum amount of US$ 82.6 million plus VAT and nationalization costs.

On the other hand, it should be pointed out that refinancing capabilities and terms are always dependent on the prevailing conditions at the time of renewal; therefore, there is limited leeway for reducing such risk.

In the distribution segment, the effects generated by ES Resolution No. 32/15 provide Edenor, during fiscal year 2015, with a greater degree of certainty concerning the financial conditions existing prior to the issuance thereof, the sustainability of those conditions in future fiscal years will depend on the realization of the RTI.

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the consolidated financial statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2014	Trade and other payables	Borrowings	Total
Less than three months	4,129,650,839	317,105,956	4,446,756,795
Three months to one year	317,765,237	1,209,975,119	1,527,740,356
One to two years	162,974,205	1,203,307,509	1,366,281,714
Two to five years	207,515,000	2,543,661,242	2,751,176,242
More than five years	-	3,174,703,163	3,174,703,163
Without established term	-	-	-
Total	4,817,905,281	8,448,752,988	13,266,658,269

As of December 31, 2013	Trade and other payables	Borrowings	Total
Less than three months	2,817,384,780	440,488,364	3,257,873,144
Three months to one year	161,513,001	646,266,097	807,779,098
One to two years	241,131,773	1,213,657,096	1,454,788,869
Two to five years	110,002,000	1,678,357,968	1,788,359,968
More than five years	-	2,343,519,132	2,343,519,132
Without established term	662,026	-	662,026
Total	3,330,693,580	6,322,288,658	9,652,982,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.2. Concentration risk factors

6.2.1 Related to customers

Distribution segment’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2014 and 2013. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 75.8 million and $ 56.9 million at December 31, 2014 and 2013, respectively, as disclosed in Note 2 – Framework Agreement - is subject to compliance with the terms of such agreement.

6.2.2 Related to employees who are union members

On May 28 and October 16, 2014, the Secretariat of Labor issued ST Resolutions No. 836/14 and No. 1928/14 whereby the following is established:

   i.            A salary increase for Edenor employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires -LyF-) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies -APSEE-) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

  ii.            An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

iii.            A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

6.3 Capital risk Management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total borrowings (including current and non-current borrowing) less cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the equity attributable to owners of the company as shown in the consolidated statements of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2014 and 2013 were as follows:

	12.31.2014	12.31.2013
Total borrowings	4,570,571,693	3,678,102,235
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,363,811,233)	(1,185,928,233)
Net debt	3,206,760,460	2,492,174,002
Total capital attributable to owners	6,127,168,353	4,591,024,341
Leverage ratio	52.34%	54.28%

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

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2014 and 2013:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Other receivables
Investment funds as collateral	119,661	-	-	119,661
Total assets	1,061,779,927	435,145,677	70,630	1,496,996,234

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

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2, are detailed below:

- Government securities: based on the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: They were determined based on the measurement of the underlying assets and liabilities’ fair value, corresponding to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, and does not significantly differ from its fair value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year or their sale date, and the amount at the time of the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2014	12.31.2013
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA (1)	Argentina	Oil	49.74%	100.00%
PEPCA	Argentina	Investment	100.00%	100.00%
Powerco (2)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On November 6, 2013, the Board of Directors resolved to assign its preemptive rights on PEPASA’s capital stock increase to all the Company’s shareholders registered within Caja de Valores S.A. On January 8, 2014, PEPASA shareholders subscribed 17.8 million of new shares in the exercise of their preemptive rights and 41.9 million of new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 49.99%. During the months of September and October, the Company sold 255,135 and 57,154 respectively of PEPASA shares, thus reducing its interest in this Company to 49.74%. However, the necessary conditions to keep PEPASA’s control are met.

(2) On March 7, 2014, CTLL’s Board of Directors resolved to approve the drafting and execution of the Prior Merger Commitment, whereby Powerco's merger into CTLL was agreed. Finally, on April 28, 2014, the Meeting of Shareholders approved the merger into CTLL of all Powerco’s assets and liabilities and on June 3, 2014, the Definitive Merger Agreement was signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

(b) Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA, with a 51.54% equity interest.

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non Current
Total non current assets	6,989,315,674	5,389,128,871

Borrowings	1,598,442,363	1,309,948,730
Other non current liabilities	2,313,254,275	1,488,783,236
Total non current liabities	3,911,696,638	2,798,731,966

Current
Cash and cash equivalents	179,079,613	243,472,620
Other current assets	1,461,672,975	1,625,492,309
Total current assets	1,640,752,588	1,868,964,929

Borrowings	33,960,526	40,582,909
Other current liabilities	4,299,413,388	3,242,476,956
Total current liabilities	4,333,373,914	3,283,059,865

Equity	384,997,710	1,176,301,969

ii.    Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013	12.31.2012
Revenue	3,598,376,178	3,440,690,501	2,976,181,697
Depreciation	237,639,289	212,148,353	197,870,760
Interest income	238,973,376	287,067,095	75,504,839
Interest expense	(576,503,676)	(494,541,438)	(225,464,875)

(Loss) Profit for the year from continuing operations before taxes	(934,072,460)	823,750,628	(1,147,021,144)
Income tax	154,356,112	44,116,566	116,717,308
(Loss) Profit for the year from continuing operations	(779,716,348)	867,867,194	(1,030,303,836)

Discontinued operations	-	(95,108,875)	(1,013,416,009)
Other comprehensive (loss) profit	(11,584,911)	(13,618,222)	3,055,972
Total comprehensive (loss) profit of the year	(791,301,259)	759,140,097	(1,010,360,037)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	12.31.2014	12.31.2013	12.31.2012
At the beginning of the year		188,644,285	192,315,761	222,219,616
Capital increase	36.g	-	1,198,435	1,183,565
Other increases		6,171,366	-	-
Share of profit (loss)		34,208,368	(4,799,349)	(31,020,306)
Participation in other comprehensive income		(2,129,126)	(70,562)	(67,114)
At the end of the year		226,894,893	188,644,285	192,315,761

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its Financial Statements as of December 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 553.3 million, profit for the year in the amount of $ 76.2 million and Shareholders’ Equity in the amount of $ 326.1 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	12.31.2014	12.31.2013	12.31.2012
Equity method	163,314,574	127,335,695	127869686
Adjustments (1)	63,580,319	61,308,590	64,446,075
Total investments in joint ventures	226,894,893	188,644,285	192,315,761

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non current
Total non current assets	1,605,270,566	1,351,760,120

Borrowings	955,667,363	812,471,249
Other non current liabilities	219,436,744	173,806,303
Total non current liabities	1,175,104,107	986,277,552

Current
Cash and cash equivalents	330,114,038	73,754,117
Other current assets	519,478,559	459,923,481
Total current assets	849,592,597	533,677,598

Borrowing	147,212,304	112,608,063
Other current liabilities	477,540,661	276,714,867
Total current liabities	624,752,965	389,322,930

Non-controlling interest	328,865,404	256,019,453
Total Equity (Owners)	326,140,687	253,817,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: (Continuation)

ii.     Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013	12.31.2012
Revenue	1,476,888,470	873,761,354	528,868,659
Depreciation	86,374,111	83,889,462	76,592,686
Interest income	452,249,248	345,957,761	160,460,445
Interest expense	(117,842,289)	(83,121,779)	(91,245,664)

Profit (loss) for the year from continuing operations before income tax	256,076,336	(5,054,064)	(156,264,044)
Income tax	(102,843,457)	1,665,245	54,420,883
Loss for the year from continuing operations	153,232,879	(3,388,819)	(101,843,161)

Loss for the year from discontinued operations	-	-	(4,544,606)
Other comprehensive loss	(8,439,021)	(267,039)	(290,569)
Total comprehensive loss of the year	144,793,858	(3,655,858)	(106,678,336)

NOTE 9: INVESTMENTS IN ASSOCIATES

	12.31.2014	12.31.2013	12.31.2012
At the beginning of the year	134,774,654	132,546,155	130,251,204
Share of (loss) profit	(1,605,070)	2,228,499	2,294,951
At the end of the year	133,169,584	134,774,654	132,546,155

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is composed of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of its interest in the associate, the financial statements as of December 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 638.9 million , losses for the year in the amount of $ 16.1 million and Shareholders’ Equity in the amount of $ 983.5 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	12.31.2014	12.31.2013	12.31.2012
Equity method	98,350,088	99,955,158	116,362,890
Adjustments (1)	34,819,496	34,819,496	16,183,265
Total investments in associates	133,169,584	134,774,654	132,546,155

(1) Includes the increased value of investments in associated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 9: (Continuation)

i.      Summary statement of financial position

	12.31.2014	12.31.2013
Non current
Total non current assets	4,315,905,067	4,348,676,000

Borrowings	2,168,053,320	2,021,063,884
Other non current liabilities	424,589,373	341,841,200
Total non current liabities	2,592,642,693	2,362,905,084

Current
Cash and cash equivalents	1,026,978,373	993,616,000
Other current assets	1,115,478,627	869,866,000
Total current assets	2,142,457,000	1,863,482,000

Borrowings	553,159,000	647,809,000
Other current liabilities	1,178,538,650	959,249,392
Total current liabities	1,731,697,650	1,607,058,392

Non-controlling interest	1,150,520,693	1,242,642,800
Total Equity (owners of the company)	983,501,031	999,551,724

ii.    Summary statement of comprehensive income (loss)

	12.31.2014	12.31.2013	12.31.2012
Revenue	4,303,971,000	2,864,986,000	2,574,968,000
Depreciation	(255,662,000)	(242,917,000)	(233,670,000)
Interest income	262,297,000	163,293,000	35,763,000
Interest expense	(321,738,000)	(230,864,000)	(205,673,000)

Profit for the year from continuing operations before income taxe	101,465,000	138,484,000	1,123,227,000
Income tax	(92,660,373)	(93,248,000)	(452,478,000)
(Loss) Profit for the year from continuing operations	(16,050,703)	22,284,986	613,578,145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Reversal of impairment	Discontinued operations	Transfers	At the end

Land	15,077,235	-	(10,294)	9,501,305	-	-	24,568,246
Buildings	310,958,995	-	(2,386,174)	29,995,108	-	31,080,897	369,648,826
Generation equipment and machinery	2,180,490,926	9,003,226	(3,318,103)	108,099,213	-	16,717,613	2,310,992,875
Work and compulsory work performed	7,533,912	-	-	-	-	-	7,533,912
High, medium and low voltage lines	2,169,736,111	-	(2,560,435)	-	-	310,166,833	2,477,342,509
Substations	991,708,824	-	(4,434,394)	-	-	81,682,328	1,068,956,758
Transforming chamber and platforms	533,023,918	-	(523,843)	-	-	76,021,320	608,521,395
Meters	603,539,430	-	-	-	-	107,871,354	711,410,784
Wells	157,775,670	304,237,055	-	-	-	-	462,012,725
Casks	89,571	-	-	-	-	-	89,571
Mineral property	89,271,854	244,875,259	-	-	-	-	334,147,113
Gas plant	1,386,447	2,770,496	-	-	-	-	4,156,943
Vehicles	54,045,172	2,760,641	(133,395)	-	-	74,992,928	131,665,346
Furniture and fixtures and software equipment	144,931,936	3,417,607	(686,804)	-	-	13,861,724	161,524,463
Communication equipments	57,364,775	378,712	(4,680)	-	-	193,588	57,932,395
Materials and spare parts	130,924,625	115,669,213	(11,869,855)	-	-	1,959,484	236,683,467
Tools	17,358,250	882,202	(38,181)	-	-	11,955,306	30,157,577
Work in progress	1,113,048,266	1,815,631,682	(21,783,112)	-	-	(702,967,227)	2,203,929,609
Advances to suppliers	38,250,710	209,551,964	(5,497,845)	-	-	(23,536,148)	218,768,681

Total at 31.12.2014	8,616,516,627	2,709,178,057	(53,247,115)	147,595,626	-	-	11,420,043,195
Total at 31.12.2013	7,447,591,731	1,283,524,470	(37,922,866)	-	(76,676,708)	-	8,616,516,627

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2014 and 2013 amounted to $ 123.9 and $ 24.5 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2014 and 2013 amounted to $ 156 and $ 124.2 million respectively

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Reversal of impairment	Discontinued operations	For the period	At the end	At the end	At 31.12.2013

Land	-	-	-	-	-	-	24,568,246	15,077,235
Buildings	(56,040,715)	940,168	(11,143,260)	-	(13,742,696)	(79,986,503)	289,662,323	254,918,280
Generation equipment and machinery	(345,777,704)	759,971	(48,045,662)	-	(104,430,737)	(497,494,132)	1,813,498,743	1,834,713,222
Work and compulsory work performed	(3,195,615)	-	-	-	(415,150)	(3,610,765)	3,923,147	4,338,297
High, medium and low voltage lines	(567,883,689)	1,938,070	-	-	(93,537,000)	(659,482,619)	1,817,859,890	1,601,852,422
Substations	(213,781,588)	4,371,729	-	-	(39,920,814)	(249,330,673)	819,626,085	777,927,236
Transforming chamber and platforms	(127,811,951)	250,940	-	-	(22,170,965)	(149,731,976)	458,789,419	405,211,967
Meters	(189,641,038)	-	-	-	(38,559,672)	(228,200,710)	483,210,074	413,898,392
Wells	(65,542,981)	-	-	-	(58,175,593)	(123,718,574)	338,294,151	92,232,689
Casks	(19,214)	-	-	-	(17,912)	(37,126)	52,445	70,357
Mineral property	(18,282,785)	-	-	-	(22,296,824)	(40,579,609)	293,567,504	70,989,069
Gas plant	(495,504)	-	-	-	(97,865)	(593,369)	3,563,574	890,943
Vehicles	(21,487,130)	131,852	-	-	(17,413,225)	(38,768,503)	92,896,843	32,557,621
Furniture and fixtures and software equipment	(65,091,861)	325,759	-	-	(21,089,932)	(85,856,034)	75,668,429	79,840,496
Communication equipments	(28,605,285)	2,028	-	-	(3,384,481)	(31,987,738)	25,944,657	28,759,490
Materials and spare parts	-	-	-	-	-	-	236,683,467	130,924,625
Tools	(8,956,741)	37,572	-	-	(2,267,009)	(11,186,178)	18,971,399	8,401,509
Work in progress	(1,241,467)	-	-	-	(137,244)	(1,378,711)	2,202,550,898	1,111,806,799
Advances to suppliers	-	-	-	-	-	-	218,768,681	38,250,710

Total at 31.12.2014	(1,713,855,268)	8,758,089	(59,188,922)	-	(437,657,119)	(2,201,943,220)	9,218,099,975
Total at 31.12.2013	(1,428,219,172)	12,693,784	-	42,419,895	(334,230,282)	(1,707,335,775)		6,902,661,359

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Discontinued operations	At the end

Concession agreements	950,767,632	-	950,767,632
Goodwill	5,627,370	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	8,834,040	-	8,834,040
Total at 12.31.2014	1,073,983,042	-	1,073,983,042
Total at 12.31.2013	2,253,911,901	(1,179,928,859)	1,073,983,042

	Amortizations
Type of good	At the beginning	Discontinued operations	For the period	At the end

Concession agreements	(167,719,709)	-	(27,253,703)	(194,973,412)
Goodwill	-	-	-	-
Rights over arbitration proceedings	-	-	-	-
Intangibles identifiable in acquisitions of distribution's segment companies	(4,417,020)	-	(2,208,511)	(6,625,531)
Total at 12.31.2014	(172,136,729)	-	(29,462,214)	(201,598,943)
Total at 12.31.2013	(455,419,703)	313,784,117	(40,520,134)	(182,155,720)

	Net book values
Type of good	At the end	At 31.12.2013

Concession agreements	755,794,220	783,047,923
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	2,208,509	4,417,020
Total at 12.31.2014	872,384,099
Total at 12.31.2013		901,846,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 12: BIOLOGICAL ASSETS

Non current	12.31.2014	12.31.2013

Grape-producing plantations	1,894,481	1,935,296
	1,894,481	1,935,296

Current

Grape growing crop	198,470	564,431
	198,470	564,431

NOTE 13: Financial assets at fair value through profit and loss

Non current	12.31.2014	12.31.2013

Shares	70,630	70,630
Trusts	962,942,332	431,466,036
Government securities	-	1,193,189
Total non current	963,012,962	432,729,855

Current

Government securities	237,068,910	169,975,247
Government bonds trust	-	99,523,343
Corporate securities	505,553	331,969
Shares	61,629,484	84,129,331
Investment funds	729,373,180	490,299,478
Total current	1,028,577,127	844,259,368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2013	Profit (loss)	Other comprehensive income (loss)	12.31.2014
Tax los-carryforwards	136,235,830	(20,860,205)	-	115,375,625
Trade and other receivables	43,379,702	(8,882,289)	-	34,497,413
Derivative financial instruments	-	2,063,417	-	2,063,417
Financial assets at fair value through profit and loss	1,314,135	1,149,642	-	2,463,777
Trade and other payables	224,077,730	123,246,764	-	347,324,494
Salaries and social security payable	4,320,300	16,615,159	-	20,935,459
Defined benefit plans	50,775,875	16,632,284	10,763,517	78,171,676
Provisions	35,350,925	14,801,728	-	50,152,653
Taxes payable	37,289,313	(5,858,524)	-	31,430,789
Other	253,084	2,986,818	-	3,239,902
Deferred tax asset	532,996,894	141,894,794	10,763,517	685,655,205

Property, plant and equipment	(577,908,963)	(45,588,925)	-	(623,497,888)
Intangible assets	(243,991,000)	7,314,499	-	(236,676,501)
Trade and other receivables	(33,379,506)	(143,480,461)	-	(176,859,967)
Financial assets at fair value through profit and loss	(2,465,940)	2,450,819	-	(15,121)
Borrowings	(24,179,723)	5,228,392	-	(18,951,331)
Other	(4,419,131)	(2,137,838)	-	(6,556,969)
Deferred tax liabilities	(886,344,263)	(176,213,514)	-	(1,062,557,777)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

	31.12.2012	Profit (loss)	Other comprehensive income (loss)	12.31.2013
Tax los-carryforwards	198,228,292	(61,992,462)	-	136,235,830
Intangible assets	41,986,482	(41,986,482)	-	-
Trade and other receivables	49,445,145	(6,065,443)	-	43,379,702
Financial assets at fair value through profit and loss	845,458	468,677	-	1,314,135
Trade and other payables	183,467,035	40,610,695	-	224,077,730
Salaries and social security payable	12,470,234	(8,149,934)	-	4,320,300
Defined benefit plans	49,962,358	(6,038,979)	6,852,496	50,775,875
Infrastructure under construction	27,924,232	(27,924,232)	-	-
Provisions	31,110,763	4,240,162	-	35,350,925
Taxes payable	4,437,223	32,852,090	-	37,289,313
Other	59,195	193,889	-	253,084
Deferred tax asset	599,936,417	(73,792,019)	6,852,496	532,996,894

Property, plant and equipment	(687,963,603)	110,054,640	-	(577,908,963)
Intangible assets	(244,363,304)	372,304	-	(243,991,000)
Trade and other receivables	(87,054,787)	53,675,281	-	(33,379,506)
Borrowings	(27,980,602)	3,800,879	-	(24,179,723)
Financial assets at fair value through profit and loss	-	(2,465,940)	-	(2,465,940)
Assets classified as held for sale	(89,421,740)	89,421,740	-	-
Other	(1,050,045)	(3,369,086)	-	(4,419,131)
Deferred tax liabilities	(1,137,834,081)	251,489,818	-	(886,344,263)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2014	12.31.2013
Deferred tax asset	93,681,916	63,214,262
Deferred tax liabilities	(470,584,488)	(416,561,631)
Net deferred tax liabilities	(376,902,572)	(353,347,369)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

The analysis for deferred tax assets and liabilities is as follows:

	12.31.2014	12.31.2013
Deferred tax asset
To be recovered in more than 12 months	679,533,469	519,390,638
To be recovered in less than 12 months	7,303,616	13,606,256
Deferred tax asset	686,837,085	532,996,894

Deferred tax liabilities
Payable in more than 12 months	(1,048,920,689)	(869,693,364)
Payable in less than 12 months	(14,818,968)	(16,650,899)
Deferred tax liabilities	(1,063,739,657)	(886,344,263)

Net deferred tax liabilities	(376,902,572)	(353,347,369)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2014	12.31.2013

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	553,279,918	387,240,276
Present value discount	2	(34,635,539)	(261,165,570)
Additional Compensation Trust Resolution No. 95/13	2	138,977,852	-
Discounted present value Resolution No. 95/13	2	(17,156,517)	-
Trade receivables, net		640,465,714	126,074,706

Tax credits:
- Value added tax		14,610,909	6,084,746
- Sales tax		16,183,868	15,387,487
- Income tax and minimum notional income tax		295,302,026	216,167,849
- Tax on banking transactions		16,093,219	8,291,150
- Allowance for tax credits		(107,111,954)	(76,740,000)
Financial credit		71,191,721	60,994,014
Other		8,107,390	10,425,727
Other receivables, net		314,377,179	240,610,973

Total Non Current		954,842,893	366,685,679

Current

Receivables from energy distribution		945,666,193	851,839,227
Receivables from MAT		48,626,021	89,504,046
CAMMESA		1,004,349,392	695,822,404
Res. No. 406/03 Inc. c) consolidated receivables	2	10,905,524	10,690,018
Receivables from oil and liquid sales		38,783,748	16,535,974
Debtors in litigation		21,965,685	22,866,130
Remuneration nonrecurring maintenance	2	94,253,852	-
Receivables from administrative services		15,174	5,595,372
Related parties	36.j	9,627,015	4,122,835
Other		2,814,648	4,723,877
Allowance for doubtful accounts		(91,117,582)	(77,200,000)
Trade receivables, net		2,085,889,670	1,624,499,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

	Note	12.31.2014	12.31.2013
Tax credits:
- Value added tax		208,466,098	120,715,415
- Sales tax		5,405,113	1,911,051
- Income tax and minimum notional income tax		369,418	3,500,902
- Withholding of social security contributions		3,138,459	546,967
- Other tax credits		159,957	175,358
- Allowance for tax credits		(443,955)	(759,083)
Advances to suppliers		14,183,290	30,931,348
Advances to employees		2,547,431	5,294,118
Related parties	36.j	8,213,140	645,830
Prepaid expenses		34,785,413	32,079,352
Receivables from electric activities		48,581,474	52,238,292
Financial credit		6,657,699	3,055,146
Guarantee deposits	4.13	389,927,105	3,777,060
Judicial deposits		11,900,401	1,785,559
Credits Compensation Excess Gas Injection Resolution No. 1/13		80,677,392	15,672,750
Receivable from MMC (1)		-	362,720,538
Receivables from the sale of financial instruments		28,701,997	20,448,750
Other		7,441,697	14,307,730
Allowance for other receivables		(39,766,643)	(36,579,890)
Other receivables, net		810,945,486	632,467,193

Total Current		2,896,835,156	2,256,967,076

(1) As of December 31, 2014 and 2013, the balance was used to offset the PUREE-related liability and make the transfer in lieu of payment with the trade payable with CAMMESA

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial other receivables are measured at amortized cost, which does not differ materially from its fair value.

At December 31, 2014 and 2013, trade receivables that were past due amounted to $ 534.5 million and $ 471.7 million, respectively, which were due and net for an allowance for doubtful accounts of $ 91.1 million, and $ 77.2 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2014	12.31.2013
Less than three months	188,809,908	222,504,586
Three to six months	46,444,144	36,137,016
Six to twelve months	46,075,446	53,767,318
More than twelve months	253,144,269	159,285,894
Total trade receivables	534,473,767	471,694,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

The movements in the allowance for the impairment of receivables is as follow:

	12.31.2014	12.31.2013
At the beginning	77,200,000	66,610,421
Allowance for impairment	21,895,011	34,653,454
Decreases	(7,323,802)	(1,442,191)
Reversal of unused amounts	(653,627)	(80,822)
Decreases for discontinued operations	-	(22,540,862)
At the end of the year	91,117,582	77,200,000

The movements in the allowance for the impairment of other receivables is as follow:

	12.31.2014	12.31.2013
At the beginning	114,078,973	89,537,503
Allowance for impairment	41,229,175	41,298,298
Decreases	(6,146,779)	(2,835,957)
Reversal of unused amounts	(1,838,817)	(13,920,871)
At the end of the year	147,322,552	114,078,973

NOTE 16: INVENTORIES

Current	12.31.2014	12.31.2013

Materials and spare parts	118,269,392	80,767,126
Advances to suppliers	17,193,358	33,482,037
Other	108,110	366,126
	135,570,860	114,615,289

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2014	12.31.2013

Cash	2,813,079	2,140,473
Banks	190,036,431	115,831,191
Securities deposit	1,995,932	61,115
Time deposits	4,852,085	3,748,736
Investment funds	135,536,579	219,887,350
	335,234,106	341,668,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: DISCONTINUED OPERATIONS

Sale of AESEBA/EDEN’s assets

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately U$S 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $ 334.3 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Bons due in 2022 and 2017, respectively.

In this manner, as of December 31, 2013, Edenor divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the loss from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Bonds, which were recognized by Edenor when such transaction took place. At December 31, 2013, and due to the repurchases of Edenor’s own debt made by the Trust, Edenor recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for U$S 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of Edenor’s own debt made by the Trust, as of December 31, 2014, Edenor recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: (Continuation)

Sale of EMDERSA/EDELAR

On September 17, 2013, Edenor Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by Edenor in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which Edenor has with EMDERSA and EDELAR. On October 4, 2013, Edenor received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 Edenor was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by Edenor in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was closed on October 30, 2013 together with the holding of the Ordinary Shareholders’ Meeting that appointed new authorities and approved the actions taken by the outgoing Directors and Supervisory Committee members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 18: (Continuation)

The financial statements related to discontinued operations included in this financial statement are disclosed below:

	12.31.2014	12.31.2013	12.31.2012

Sales	-	408,647,206	1,293,006,000
Cost of sales	-	(275,630,741)	(1,010,390,698)
Gross profit	-	133,016,465	282,615,302

Selling expenses	-	(56,439,207)	(135,072,000)
Administrative expenses	-	(36,856,088)	(94,140,000)
Other operating income	-	1,864,823	53,328,000
Other operating expenses	-	(36,379,564)	(16,685,256)
Profit of joint ventures	-	-	-
Operating profit	-	5,206,429	90,046,046

Financial income	-	14,802,397	10,522,000
Financial cost	-	(28,576,161)	(66,500,000)
Other finance results	-	(7,472,520)	(3,620,000)
Financial results, net	-	(21,246,284)	(59,598,000)
(Loss) Income before income tax	-	(16,039,855)	30,448,046

Income tax	-	171,707,861	11,064,475
Income after income tax	-	155,668,006	41,512,521

Impairment of assets classified as held for sale	-	(7,144,579)	(10,446,000)
Loss on sale of assets classified as held for sale	-	(185,960,015)	-
Income tax	-	(89,421,740)	-
Total (loss) income of the year	-	(126,858,328)	31,066,521

Total (loss) income of the period attributable to:
Owners of the company	-	(85,698,444)	24,959,407
Non - controlling interest	-	(41,159,884)	6,107,114
	-	(126,858,328)	31,066,521

NOTE 19: SHARE CAPITAL

At December 31, 2014 and 2013 the Company had 1,314,310,895 of book-entry shares with a par value of $ 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 20: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2014	12.31.2013

Suppliers		364,852	792,827
Customer contributions		118,297,671	113,778,441
Funding contributions for substations		51,700,000	51,700,000
Customer guarantees		60,742,930	54,524,300
Accounts payable		231,105,453	220,795,568

PUREE (1)		-	108,602,722
Fines and bonuses		1,032,193,134	836,115,014
CAMMESA mutuum	2.3.6	506,753,360	-
Guarantees executed		-	130,337,773
Compensation agreements	46	33,741,205	-
Liability with FOTAE	47.a	105,640,700	-
Other liabilities		1,678,328,399	1,075,055,509

Total Non Current		1,909,433,852	1,295,851,077

(1)As of December 31, 2014 and 2013, net of $ 2,235.1 million and $ 1,661.1 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and subsequent Notes.

Current	Note	12.31.2014	12.31.2013

Suppliers		1,408,516,910	952,612,056
CAMMESA (1)		2,562,949,421	1,781,544,021
Customer contributions		148,075,761	176,799,558
Funding contributions substations		18,431,955	12,351,787
Fees and royalties		5,648,300	6,127,968
Customer advances		1,199,336	1,591,329
Customer guarantees		1,540,082	1,233,637
Related parties	36.j	384,534	1,091,129
Accounts payable		4,146,746,299	2,933,351,485

PUREE		17,521,570	-
ENRE Fines and bonuses		70,588,565	87,658,055
Dividends payable		-	7,596,000
Advances for work to be executed		10,650,017	-
Guarantees executed		170,912,175	-
Liability with FOCEDE (2)		85,386,048	4,236,917
Liability with FOTAE	47.a	-	48,959,579
Compensation agreements	46	27,805,216	8,903,811
Other		5,918,545	7,849,544
Other liabilities		388,782,136	165,203,906

Total Current		4,535,528,435	3,098,555,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: (Continuation)

(1) As of December 31, 2014 and 2013, net of $ 3,370.7 million and $ 1,152.3 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and subsequent Notes.

(2) Correspond to:	12.31.2014	12.31.2013
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105	4,237
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713	-
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)	-
Provision for FOCEDE expenses	97,701	-
Total liability with FOCEDE	85,386	4,237

The fair values of non-current customer contributions as of December 31, 2014 and 2013 amount to $ 109.9 million and $ 98.7 million, respectively.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 21: BORROWINGS

Non Current	Note	12.31.2014	12.31.2013

Financial borrowings		794,104,954	99,971,154
Corporate bonds		2,743,759,769	2,429,837,625
Related parties	36.j	193,403,000	394,721,657
		3,731,267,723	2,924,530,436

Current

Bank overdrafts		52,941,170	41,890,272
VCP		207,923,095	142,811,893
Financial borrowings		209,355,993	160,235,733
Corporate bonds		99,385,972	377,125,713
Related parties	36.j	269,697,740	31,508,188
		839,303,970	753,571,799

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: (Continuation)

Fixed rate	12.31.2014	12.31.2013

Less than one year	478,252,984	479,297,267
One to two years	78,577,535	1,206,404,342
Two to three years	31,571,200	60,848,648
Three to four years	150,424,123	22,132,689
Four to five years (1)	-	96,231,179
Up to five years	1,702,907,209	1,213,717,551
	2,441,733,051	3,078,631,676

Floating rates

Less than one year	361,050,986	274,274,532
One to two years	630,406,474	301,258,009
Two to three years	774,284,689	23,938,018
Four to five years	363,096,493	-
	2,128,838,642	599,470,559

The fair value of borrowings amounts to:

Non Current	12.31.2014	12.31.2013

Financial borrowings	794,104,954	99,971,154
Corporate bonds	2,895,798,263	2,239,270,866
Related parties	195,888,317	394,721,657
	3,885,791,534	2,733,963,677

Current	12.31.2014	12.31.2013

Bank overdrafts	52,941,170	41,890,272
Short-term notes	207,923,095	142,811,893
Financial borrowings	209,355,993	160,235,733
Corporate bonds	127,730,615	305,992,449
Related parties	269,697,740	37,526,233
	867,648,613	688,456,580
	4,753,440,147	3,422,420,257

The carrying amounts of current borrowings approximates their fair value due to their short-term maturity.

Financial borrowings approximate their fair value as they are subjected to a variable rate. Corporate Bonds' fair value has been calculated based on the market price estimated at each closing date.

The other fair values are based on the present value of contractual cash flows using a discount rate derived from observable market prices of other similar debt instruments plus the corresponding credit risk. Fair values determinated in thar way are within hierarchical level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

During the years ended December 31, 2014 and 2013, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 15.2 million and US$ 71.3 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of $ 47.1 million and $ 88.9 million in the year ended December 31, 2014 and 2013, respectively, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

Below are described the main characteristics of the indebtedness of the Group:

21.1 Generation

21.1.1 CTG

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

In June and July 2009, and in January, March and May 2011, CTG purchased under successive transactions at market prices, its 2017 Bonds for a total of US$ 18.2 million and US$ 0.8 million of nominal value, respectively. As of December 31, 2014 CTG maintains all the 2017 Bonds repurchased.

The remaining 2017 Bonds outstanding as of December 31, 2014 total a nominal value of US$ 3.1 million.

During the month of March, 2013, CTG cancelled all of its 2013 Bonds.

The main limitations taken on by CTG regarding 2017 Bonds are as follows: (i) limitation on indebtedness, and (ii) limitation on levies. As of December 31, 2014, CTG was in full compliance of all its commitments undertaken under the 2017 Bonds.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 13, 2013, on March 6, 2012 CTG issued Class 3 and 4 corporate bonds for a nominal value of $ 36.7 million and U$S 9.5 million (converted to an initial exchange rate of $ 5.0448 / U$S) at the Private Badlar rate plus 400 basic points and at the fixed rate of 3%, finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds were allocated entirely to debt refinancing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

On March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of $ 60.1 million accruing interest at the Private Badlar rate plus a 500 basic points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for $ 1.8 million and $ 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately $ 1.4 million that were allocated to the prepayment of bank loans.

Lastly, on March 6, 2015 CTG cancelled Class 4 Corporate Bonds with proceeds from the issuance of Corporate Bonds Class 6 (Note 52).

Bank borrowings

On February 28, 2013, CTG renewed, under a syndicated borrowing, the open credit facilities for a total amount of $ 78.7 million with Banco Hipotecario S.A., ICBC, Santander Rio S.A. and Citibank N.A, which was amended by the first amendment to the syndicated loan agreement dated December 20, 2013 (the "Amendment").

This borrowing was payable in two tranches, one in the amount of $ 61.3 million at the Private BADCOR rate plus 500 basis points, and another in the amount of $ 17.4 million accruing interest at a 29% annual nominal fixed rate. The borrowing will be paid off in ten quarterly consecutive installments, the first one becoming due six months from the amendment date. The first seven amortization payments will be for an amount equivalent to 60.96% of the principal; the eighth and ninth payments for an amount equivalent to 25.4% of the principal, and the last one will be made thirty-six months as from the amendment date

On the other hand, if a corporate bond is issued before April 15, 2014, net funds from the placement for up to $ 24 million will be allocated to the early cancellation of the syndicated borrowings based on its maturity in chronological order. With the net proceeds from the placement of corporate bonds Class 5 on March 2014, CTG proceeded to prepay $ 1.4 million of syndicated loan capital.

Subsequently, on July 23, 2014, CTG has:

(i)    paid accrued interest in the amount of Ps 7.1 million and the outstanding from the first amortization installment for Ps 4.6 million in accordance with the defined payment schedules; and

(ii)   partially prepaid the borrowings for an amount equivalent to $ 18 million —out of which $ 14 million were applied to the cancellation of principal installments of the variable tranche and $ 4 million to the cancellation of principal installments of the fix tranche in chronological order based on their maturity dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

After this prepayment, the remaining principal balance of the syndicated borrowing amounts to $ 54.7 million, and the next maturity of principal will operate in June 2015.

21.1.2 CTLL

Corporate Bonds

Bond Holders meeting of 2015 Corporate Bonds

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-          2013 Interest: It was resolved to capitalize interest maturing in March and September 2013.

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

At the CTLL’s Extraordinary Meeting of Corporate Bondholders maturing in 2015, which was held on September 4, 2014, the modification to the issuance terms and conditions for the following corporate bonds was unanimously agreed:

-     Amortization: the Corporate Bonds balance of US$ 188 million (US$ 163.9 million net of portfolio holdings) will be amortized in five installments pursuant to the following scheme: (a) a first installment maturing on March 8, 2015 for an amount equivalent to 12.5% of the principal; (b) a second, third and fourth installment maturing on December 7, 2015, 2016 and 2017, respectively, for amounts equivalent to 12.5% of each installment’s outstanding principal; and (c) a fifth and last installment maturing on December 7, 2018 for an amount equivalent to 50% of the principal (the “2018 Corporate Bonds”).

-     Interest payment dates: they were modified so that they would mostly match with the principal payment dates indicated above pursuant to the following scheme: (i) September 8, 2014; (ii) March 8, 2015; (iii) December 7, 2015; (iv) for the years 2016, 2017 and 2018, interest will be paid on June 7 and December 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

-     Guarantees Package: it was modified so that the fiduciary assignment of the rights to collect payments and/or claim compensations from the sale of electricity (energy and/or power) comprised within the additional capacity generated by the Project, be limited to the amount corresponding to the next amortization installment pursuant to the provisions of the first subsection.

-     Early redemption at the issuer’s option: any redemption of Corporate Bonds by the Issuer will be applied to principal installments based on their maturity chronological order. Additionally, should CTLL opt for an early redemption until December 7, 2015, it will have to pay an additional amount equivalent to 25% of the interest rate multiplied by the amount of the outstanding principal being redeemed. As from that date, this additional amount will be reduced to 10%. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption, at any time before the corporate bonds' maturity date, no additional amount will be paid.

-     Limitations on the incurrence of indebtedness: two new cases of Allowed Indebtedness have been added: the “Regulatory Indebtedness” (any indebtedness in favor of CAMMESA or any Governmental entity regulating the electricity market in Argentina), and letters of credit, banker’s acceptances, letters of guarantee or other similar instruments granted upon CTLL’s request to any financial entity in support of any business commitment it undertakes.

As of December 31, 2014, CTLL was in full compliance with all undertaken commitments.

Early Redemption of 2018 Corporate Bonds

CTLL has redeemed all of its 2018 Corporate Bonds through several partial redemptions —the first one on September 26, 2014 and the last one on December 2, 2014.

For the whole redemptions, CTLL has paid: (i) $ 1,397.9 million, equivalent to US$ 164.8 million, as principal; (ii) $ 22.2 million, equivalent to US$ 2.6 million, as interest, and (iii) $ 35.3 million, equivalent to US$ 4.2 million, as additional payment, all conversions being made at the reference exchange rates applicable to each partial redemption.

CTLL has financed these redemptions with the issuance of Class 2, 3 and 4 Corporate Bonds in the domestic market for approximately $ 401 million, the execution of a syndicated borrowing in the amount of $ 450 million, the taking of borrowing from affiliates for approximately $ 284 million, the sale of 2018 Corporate Bonds held in CTLL’s portfolio in the amount of $ 198 million, and the balance with short-term financial borrowings and current bank overdrafts, as well as with cash and cash equivalents and financial assets at fair value.

Issuance of Class 1, 2, 3 and 4 Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 350 million (or its equivalent value in other currencies), on October 30, 2014 CTLL issued the following Corporate Bonds:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

-        CTLL resolved to cancel the tender of Class 1 Corporate Bonds.

-        Class 2: for a face value of $ 96.4 million accruing interest at the Private Badlar rate plus a 400 basic points spread. The principal will be fully repaid at maturity on April 30, 2016, and interest will be repaid on a quarterly basis.

-        Class 3: for a face value of $ 50.8 million accruing interest at the Private Badlar rate plus a 500 basic points spread. The principal will be amortized in three installments maturing on April 30, 2017 (33.34%), July 30, 2017 (33.33%) and October 30, 2017 (33.33%), and interest will be repaid on a quarterly basis.

-        Class 4: for a face value of US$ 29.9 million at a $ 8.4917 exchange rate and a 6.25% annual nominal fixed rate. Principal will be amortized in whole on October 30, 2020. Interest accruing on the principal outstanding as at October 31, 2016 will be compounded quarterly. Interest accruing on the principal outstanding between November 1, 2016 and the maturity date will be paid on a quarterly basis.

The proceeds from the placement of new corporate bonds were used entirely to early 2018 rescue corporate bonds.

Syndicated Borrowing

On November 4, 2014, in line with CTLL’s financial strategy of improving its financing cost and structure, CTLL’s Board of Directors approved a new indebtedness consisting of a syndicated borrowing in the amount of up to $ 450 million (the “Syndicated Loan”) with the Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., ICBC and Citibnak S.A. (the “Banks”) seeking to refinance existing financial liabilities. The borrowing’s main terms and conditions are described below:

-        Amortization: eight installments representing 11% of the indebtedness each, and a last installment for the remaining 12%, all of them payable on a quarterly and consecutive basis, the fist one maturing twelve months as from the borrowing’s disbursement date.

-        Compensatory Interest: at the adjusted Private Badlar rate plus a 575 basis points spread, payable on a quarterly basis.

-        Guarantees:

i)         CTLL will issue sight bills to each of the Banks to guarantee the outstanding principal and interest in accordance in the proportion of their share in the borrowing;

ii)       The Company will act as joint and several obligor and main debtor of each and all payment obligations taken on by CTLL with the Banks, and will provide guarantee for all bills;.

-        Subordination: the agreement contemplates the subordination of certain debts CTLL holds with PISA to the indebtedness to be taken with the Banks.

The net proceeds from the syndicated loan were used in its entirety for corporate bonds bail early 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

Cammesa Financing

On December 1, 2014, CTLL entered into a Loan and Receivables Assignment Agreement with CAMMESA allowing for the financing of the installation of enhanced generation capacity at its Plant by incorporating 115 MW of power with the installation of two engine generators and one high-efficiency gas turbine (generating 15 MW and 100 MW respectively) with an investment estimated at $ 930 million.

The main characteristics of the Financing are described below according to the conditions mentioned in Note 2:

i)           Amount: up to the amount of the Receivables accrued and to be accrued until December 31, 2015;

ii)         Interest rate: a rate equivalent to the average monthly yield obtained by CAMMESA from its WEM’s financial placements.

iii)        Repayment: in a single payment on the maturity of the economic transaction corresponding to the 36th month as from the month following the commercial commissioning of the last generating unit making up the Project, at CTLL’s option, through a cash payment or through an offset with receivables.

iv)       Payment guarantee: CTLL assigns 100% of its Receivables to the Stabilization Fund, up to the total amount of the financing, as collateral.

Bank borrowings

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of $ 49 million. On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this borrowing, in the amount of $ 24 million. As of December 31, 2014, the outstanding principal amount of those borrowings amounted to $ 12.3 million. At the date of these financial statements funding has been paid in full.

21.1.3 CPB

Cammesa Financing

On March 21, 2011, the Company entered into a borrowing agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of $ 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Notes No. 6157/10 and 7375/10, wich distribution among demanding agents will be made based on the applicable criteria determined by the ES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA

The penalties received by the Company during the fiscal year ended December 31, 2014 and 2013 amount to $ 0.4 and $ 4.7 million, respectively.

As of December 31, 2014, the outstanding balance of cancellation amounted to $ 7.3 million.

Cammesa Financing II

On January 8, 2013, CPB signed a borrowing agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of $ 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.  Then, increased financing to $ 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs.

The requested amount will be paid back in 18 monthly, equal and consecutive installments of $ 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

On April 9, 2014, CAMMESA notified CPB of the authorization granted by the ES to apply the LVFVDs corresponding to January 2008-June 2011 period, including accrued interest, to the cancellation of the loan.

On April 24, 2014, the compensation of the mentioned financing was performed in the amount of $ 39.5 million of principal and $ 11.3 million of accrued interest (VAT included) with the issuance of the commercial documents by CAMMESA.

As a result of this compensation, CPB recognized income before taxes in the amount $ 35.3 million resulting from the revaluation of the affected LVFVDs, which were disclosed under "Other Financial Results" of the Statement of Comprehensive Income (Loss).

Financing of Major Maintenance Works

During the month of April, 2014, the Borrowing and Receivables Assignment Agreement was entered into between CPB and CAMMESA to finance the 2015-2016 Technological Upgrade Work for an estimated total amount of US$ 82.6 million plus VAT and nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified.

The financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM, the first one maturing 30 days after the expiration of the grace period.

The Maintenance Remuneration provided for by ES Res. No. 529/14 will be destined to the early cancellation of the granted financing. Should the Maintenance Remuneration be insufficient to cancel the amount of each installment and provided CPB meets the UMA, the balance payment obligation will be limited to 50% of the DRF. In case is not met, CPB will have to pay the whole applicable installment on the stipulated maturity date.

The UMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, including the month concerned as the last month of the quarter. To such effect, only the net power of units having performed the major mainteance will be assessed, excluding maintenance works authorized and programmed by CAMMESA.

The DRF will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       The Additional Remuneration committed to the Trust pursuant to Res. No. 95/13;

(ii)     The Remuneration pursuant to the Winter Plan Loan Agreement (ES Note No. 6157/10);

(iii)    Investments in Property, Plant and Equipment;

(iv)   Taxes not included in operating results;

(v)     Variation in uncollected Delta receivables with CAMMESA;

(vi)   The Maintenance Remuneration.

In accordance with what has been previously stated, if at each installment’s maturity date the funds asigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the UMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the borrowing agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the borrowing agreement entered into by the parties on January 8, 2013, until the financing limit.

As at the issuance of its financial statements, CPB has received partial advances from CAMMESA amounting to $ 166.2 million, out of which $ 106.4 million have been early cancelled with receivables generated by the Maintenance Remuneration. As at these financial statements' closing date, CPB has not generated a positive FRD for the early cancellation of the financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

21.2 Distribution

21.2.1 Edenor

Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Millons of U$S			Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.2014	Debt Purchase 2014 (2)	Debt structure at 12.31.2014	At 12.31.2014
Fixed Rate Par Note	7	10.50	2017	14.8	-	14.8	126.2
Fixed Rate Par Note (1)	9	9.75	2022	186.1	(13.9)	172.2	1,472.2
Total				200.9	(13.9)	186.9	1,598.4

				Millons of U$S		Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.2013	Debt Purchase 2013 (2)	Debt structure at 12.31.2013	At 12.31.2013
Fixed Rate Par Note	7	10.50	2017	24.8	(10.0)	14.8	96.3
Fixed Rate Par Note (1)	9	9.75	2022	247.4	(61.3)	186.1	1,213.7
Total				272.2	(71.3)	200.9	1,310.0

(1) Net of issuance expenses.

(2) Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

The main covenants are the following:

i) Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit Edenor’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of  Edenor’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

ii) Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

- Edenor’s long-term debt rating is raised to Investment Grade, or

- Edenor’s Level of Indebtedness is equal to or lower than 2.5.

If Edenor subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

21.3 Holding and others

21.3.1 PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders, the creation of a VCP global program was approved for a maximum amount of $ 200 million or its equivalent in other currencies, pursuant to which PEPASA may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

On April 24, 2014, PEPASA modified VCP Program increasing it up to the amount of U$S 40 million or its equivalent in other currencies.

As of December 31, 2014, PEPASA had issued the following series of VCP:

Serie	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46,654,990	Badlar + 3.5%	360 days	Quaterly
2	May 11, 2012	32,564,000	Badlar + 2.75%	360 days	Quaterly
3	October 3, 2012	34,396,246	Badlar + 4.25%	360 days	Quaterly
4		USD 6,520,523	4.25%	360 days	Quaterly
5	March 27, 2013	77,821,661	Badlar + 2.99%	365 days	Quaterly
6		USD 4,342,138	0.01%	365 days	Quaterly
7	October 3, 2013	65,400,000	Badlar + 4.25%	365 days	Quaterly
8	April 28, 2014	122,950,000	Badlar + 3.95%	365 days	Quaterly
9	October 3, 2014	76,450,000	Badlar + 3.95%	365 days	Quaterly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

As of December 31, 2014, outstanding Series 8 and 9 VCPs amounted to $ 207.9 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Programme

On March 19 and May 10, 2013, PEPASA’s Shareholders’ Meeting approved the terms and conditions of the Simple Corporate Bonds Program (non-convertible into shares) for up to US$ 100 million (or its equivalent in other currencies).

On April 24, 2014, PEPASA modificated the Simple Corporate Bonds Program (non-convertible into shares) increasing the amount up to US$ 125 million (or its equivalent in other currencies).

On June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of $ 254.8 million, accruing interest at the Private Badlar rate plus a 3% spread, payable quarterly and finally maturing on June 28, 2016.

On June 6, 2014, PEPASA issued Class 2 Corporate Bonds for a face value of $ 525.4 million, accruing interest at the Badlar rate, repayable on a quarterly basis and which will mature on June 6, 2017.

Both issuances have been aimed at making productive investments computable under Section 35.k of the Insurance Activity General Rules and Regulations. The obtained funds will be destined to investments in physical assets and/or the payment of working capital.

Bank Borrowings

On November 5, 2012, Citibank executed a borrowing agreement with PEPASA pursuant to the system set forth by “A” Communications 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of $ 10 million and accruing interest at a 15.01% nominal annual fixed rate. Principal will be repaid in three annual installments, the first two in the amount of $ 3.3 million and the remaining one in the amount of $ 3.4 million, whereas interest will be payable on a monthly basis as from the granting date

As of December 31, 2014, the last installment, in the amount of $ 3.4 million and maturing on November 5, 2015, is pending of payment.

These funds have been allocated to investments in physical assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

21.3.2 PESA

TGS Financing

On October 6, 2011, TGS granted the Company a borrowing/financing amounting to US$ 26 million to make the payment necessary to acquire the rights to control, suspend and waive “Enron Creditors Recovery Corp. y/o Ponderosa Assets L.P. y/o sucesores a título singular contra la República Argentina” arbitration proceedings (the “Arbitration Proceeding”) pursuant to the Call Option Agreement entered into between the Company, Inversiones Argentina II and GEB Corp. (the “ICSID Contract”)

After several postponements, on April 26, 2013, the parties agreed on the following amendments to the financing agreement:

i)                The maturity date will be October 6, 2014, automaticaly extendable for a single additional period of one year,

ii)              The financing will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)             Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT

On January 12, 2015, the parties agreed to extend the suspension of mentioned exhibition proceeding for six months as from that date.

NOTE 22: DEFERRED REVENUE

Non current	12.31.2014	12.31.2013

Customer contributions not subject to repayment	109,089,120	33,665,717
	109,089,120	33,665,717

Current

Customer contributions not subject to repayment	763,684	-
	763,684	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 23: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2014	12.31.2013

Seniority bonuses	59,742,127	24,795,208
Anticipated retirements	3,116,180	1,164,097
	62,858,307	25,959,305

Current

Salaries and social security contributions	195,696,094	159,761,177
Provision for vacations	295,534,685	202,921,384
Provision for gratifications	39,765,102	26,903,441
Provision for annual bonus for efficiency	192,092,861	109,930,394
Retirement anticipated	2,186,156	1,928,680
	725,274,898	501,445,076

NOTE 24: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)       seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement payment.

The amounts and conditions vary depending on the collective bargaining agreement.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2014	12.31.2013	12.31.2012
Liabilities at the beginning	145,073,927	142,749,594	118,522,782
Cost for current services	15,674,883	5,147,032	4,765,462
Cost for interest	55,955,929	27,877,079	23,842,838
Discontinued operations	-	(45,299,718)	9,136,405
Actuarial losses (gains)	24,829,850	27,764,805	(7,877,538)
Benefit payments	(18,186,942)	(13,164,865)	(5,640,355)
Liabilities at the end	223,347,647	145,073,927	142,749,594

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2014	12.31.2013	31.12.2012
Generation	62,425,518	42,382,871	30345694
Distribution	160,922,129	102,691,056	112,403,900
Total	223,347,647	145,073,927	142,749,594

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 24: (Continuation)

As of December 31, 2014 and 2013, the Company carried no assets related to defined benefits plans.

The details of the charge acknowledged in the Comprehensive Income (Loss) Statement is the following:

	12.31.2014	12.31.2013	31.12.2012
Current services cost	15,674,883	5,147,032	4,765,462
Cost for interest	55,955,929	27,877,079	23,842,838
Actuarial income	1,532,583	730,605	137,131
Actuarial (loss) income through other comprehensive (loss) income	23,297,267	27,034,200	(8,014,669)
Total cost	96,460,662	60,788,916	20,730,762

The obligations for defined benefit plans expected are:

12.31.2014
Less than one year	26,759,944
One to two years	22,137,031
Two to three years	25,275,444
Three to four years	29,652,454
Four to five years	112,868,779
Up to five years	35,058,210

The actuarial assumptions used were as follows:

	12.31.2014	12.31.2013	31.12.2012
Discount rate	6%	6%	6%
Salaries increase	2%	2%	2%
Inflation	32%	25%	29%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 24: (Continuation)

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2014
Discount rate: 5%
Obligation	238,956,026
Variation	15,608,379
6.99%

Discount rate: 7%
Obligation	208,851,007
Variation	(14,496,640)
(6.49%)

Salaries increase: 1%
Obligation	209,900,715
Variation	(13,446,932)
(6.02%)

Salaries increase: 3%
Obligation	238,623,823
Variation	15,276,176
6.84%

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

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans up to the closing date of the year ended December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: TAX LIABILITIES

Non current	12.31.2014	12.31.2013

Value added tax	70,710,117	9,047,635
Income tax provision, net of witholdings and advances	63,685,209	25,002,078
Minimum notional income tax provision, net of witholdings and advances	118,700,596	52,336,195
Sales tax	1,766,628	41,128,513
Payment plans	17,769,495	20,007,572
Other	2,022,829	2,573,515
	274,654,874	150,095,508

Current	12.31.2014	12.31.2013

Income tax provision, net of witholdings and advances	15,192,552	5,230,060
Tax on assets provision, net of witholdings and advances	16,393,289	28,637,726
Value added tax	24,805,453	22,544,799
Municipal, provincial and national contributions	67,999,068	53,620,401
Payment plans	2,802,592	41,354,824
Municipal taxes	40,327,928	36,318,250
Tax withholdings to be deposited	43,827,166	33,370,004
Stamp tax payable	9,590,568	9,590,568
Other	10,990,006	9,051,638
	231,928,622	239,718,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 26: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
Total allowances as of December 31, 2012	86,661,616	881,711	87,543,327
Increases	14,637,856	879,435	15,517,291
Decreases	(8,299,769)	-	(8,299,769)
Discontinued operations	(3,296,045)	-	(3,296,045)
Total allowances as of December 31, 2013	89,703,658	1,761,146	91,464,804
Increases	38,129,133	862,056	38,991,189
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	(603,634)	-	(603,634)
Decreases	(5,885,983)	-	(5,885,983)
Total allowances as of December 31, 2014	116,832,696	2,623,202	119,455,898

	Current
	For contingencies
Total allowances as of December 31, 2012	10,525,914
Increases	21,933,590
Decreases	(17,058,944)
Discontinued operations	(4,161,372)
Total allowances as of December 31, 2013	11,239,188
Increases	57,579,333
Reclassifications	4,510,478
Decreases	(48,143,472)
Total allowances as of December 31, 2014	25,185,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 27: REVENUE

	12.31.2014	12.31.2013	12.31.2012

Sales of energy to the SPOT Market	1,013,970,810	597,361,773	2,518,210,710
Energy sales Resolution No. 220/07	777,074,476	375,122,985	338,032,672
Sales of energy to MAT	88,016,383	468,072,318	487,405,754
Energy plus sales	376,721,231	267,833,254	245,239,914
Other sales	19,672,329	20,942,816	18,149,301
Generation subtotal	2,275,455,229	1,729,333,146	3,607,038,351

Energy sales	3,536,146,761	3,393,759,304	2,937,660,449
Right of use of posts	57,462,917	41,537,592	34,762,156
Connection and reconnection charges	4,766,500	5,393,605	4,759,038
Distribution subtotal	3,598,376,178	3,440,690,501	2,977,181,643

Gas sales	267,607,266	116,396,140	85,533,872
Oil and liquid sales	21,913,632	18,676,492	4,636,191
Administrative services sales	29,000,109	20,985,911	15,584,365
Other sales	753,001	1,214,398	749,601
Holding and others subtotal	319,274,008	157,272,941	106,504,029

Intersegment sales	11,540,096	7,696,962	4,640,796

Total sales	6,204,645,511	5,334,993,550	6,695,364,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 28: COST OF SALE

	12.31.2014	12.31.2013	12.31.2012
Inventories at the beginning of the year	114,615,289	107,342,562	64,433,908

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	1,900,340,148	2,056,829,052	1,826,131,104
Salaries and social charges	1,628,222,919	975,865,640	609,191,480
Other social benefits	23,290,505	13,566,377	-
Accrual of defined benefit plans	58,973,854	25,808,193	21,900,460
Fees and compensations for services	754,831,570	696,973,646	465,258,896
Property, plant and equipment depreciations	401,421,064	309,105,669	316,423,602
Intangible assets amortization	29,462,214	39,481,210	30,149,040
Depreciation of biological assets	40,815	40,815	64,798
Gas consumption	151,533,463	147,490,706	578,895,048
Purchase of energy	243,636,169	546,124,382	485,618,526
Fuel consumption	-	29,316,309	1,614,088,251
Transport of energy	28,166,193	24,815,156	21,057,643
Material consumption	251,200,852	162,592,701	109,120,728
Penalties	245,211,708	305,777,489	128,670,468
Compression cost	2,478,249	-	-
Gathering	1,511,128	-	-
Maintenance	84,712,678	100,545,265	58,762,711
Royalties and fees	67,558,760	45,569,871	36,330,926
Gas production	32,588,483	11,568,867	5,761,657
Rental and insurance	57,523,491	51,611,895	41,612,628
Surveillance and security	35,142,150	22,520,858	15,417,431
Taxes, rates and contributions	14,547,451	16,459,783	10,906,618
Communications	13,770,143	8,189,542	8,183,641
Other	23,871,272	20,293,547	15,134,261
Subtotal	4,149,695,131	3,553,717,921	4,572,548,813

Less: Inventories at the end of the period	(135,570,860)	(114,615,289)	(107,342,562)
Total cost of sales	6,029,079,708	5,603,274,246	6,355,771,263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 29: SELLING EXPENSES

	Note	12.31.2014	12.31.2013	12.31.2012
Salaries and social charges		255,959,037	185,161,944	118,148,914
Other social benefits		182,540	153,771	-
Accrual of defined benefit plans		6,869,206	3,727,606	3,367,723
Fees and compensations for services		264,899,163	200,276,881	155,126,979
Compensation agreements	46	19,291,337	-	-
Property, plant and equipment depreciations		18,562,317	9,301,600	7,373,888
Taxes, rates and contributions		64,474,833	93,399,242	77,068,889
Communications		39,088,308	32,628,934	20,493,231
Penalties		18,360,000	52,700,000	10,386,359
Doubtful accounts		24,717,807	55,653,050	19,318,707
Surveillance and security		201,120	552,808	679,871
Other		754,679	665,637	2,037,835
Total selling expenses		713,360,347	634,221,473	414,002,396

NOTE 30: ADMINISTRATIVE EXPENSES

		12.31.2014	12.31.2013	12.31.2012
Salaries and social charges		376,464,741	245,648,385	215,793,451
Other social benefits		11,575,551	8,545,262	-
Accrual of defined benefit plans		7,320,335	4,218,917	3,477,248
Fees and compensations for services		220,815,364	147,204,318	91,592,100
Compensation agreements	46	25,576,205	-	-
Directors and Sindycs fees		21,605,223	18,819,985	19,509,857
Reserve for directors’ options		6,709,014	8,945,352	8,945,352
Property, plant and equipment depreciations		17,673,738	15,823,013	12,571,208
Intangible assets amortization		-	1,038,924	7,455,312
Material and spare parts consumption		13,122,325	7,737,331	6,510,436
Maintenance		2,803,699	1,723,604	12,847,492
Transport and per diem		6,238,351	3,486,066	4,779,027
Rental and insurance		52,489,107	33,777,439	25,025,859
Surveillance and security		16,681,972	11,746,010	5,270,083
Taxes, rates and contributions		26,483,704	32,974,034	24,795,547
Communications		7,585,001	5,416,538	4,322,304
Advertising and promotion		10,369,097	7,664,017	7,573,817
Other		13,945,289	9,083,615	12,848,416
Total administrative expenses		837,458,716	563,852,810	463,317,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 31: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2014	12.31.2013	12.31.2012
Insurance recovery		6,358,656	245,975,559	135,003,525
Recovery of expenses		13,765,053	10,922,850	-
Recovery of receivables		51,317,039	4,835,714	1,496,081
Recovery of allowances for tax credits		1,375,717	13,751,536	21,750,177
Recovery of other operating costs		-	13,002,003	-
Recovery of sales tax	38	37,943,970	-	-
Recognition of Agreement March	38	-	85,177,042	-
Surplus Gas Injection Compensation Res. No. 1/13		127,147,619	22,572,407	-
Commissions on municipal tax collection		12,040,378	8,638,401	6,650,425
Dividends earned		6,226,319	6,876,038	1,581,532
Billing work to third parties		33,304,599	21,699,983	15,865,316
Client severance		5,070,000	-	-
Profit of property, plant and equipment sale		5,596,699	403,000	1,714
Advance payments received for subsidiaries sales agreement		-	8,868,000	-
Other		11,829,808	23,497,497	14,069,330
Total other operating income		311,975,857	466,220,030	196,418,100

Other operating loss
Provision for contingencies		(96,426,420)	(36,571,446)	(24,744,323)
Voluntary retirements - bonus		(24,985,431)	(15,875,775)	(10,125,734)
Decreaeses in property, plant and equipment		(24,236,319)	(13,807,236)	(1,969,513)
Indemnities		(8,202,312)	(4,924,296)	(4,819,215)
Decreaeses in intangible assets		-	-	1,127,304
Allowances for financial instrument receivables		-	(1,188,984)	-
Allowances for other receivables		-	-	(42,480,405)
Allowances for doubtful tax credits		(4,277,247)	(10,088,463)	(9,804,687)
Net expense for technical functions		(16,235,590)	(15,540,678)	(10,596,738)
Tax on bank transactions		(109,751,805)	(84,186,431)	(72,330,238)
Other expenses FOCEDE		(97,701,000)	-	-
Cost of services provide to third parties		(25,265,225)	(9,035,156)	(13,687,931)
Compensation agreements	46	(16,678,879)	-	-
Other operating costs for contract termination		(11,366,548)	-	-
Donations and contributions		(4,674,148)	(3,078,609)	(4,688,710)
Other		(7,273,952)	(9,742,242)	(9,829,769)
Total other operating loss		(447,074,876)	(204,039,316)	(203,949,959)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 32: FINANCIAL RESULTS

Finance income	12.31.2014	12.31.2013	12.31.2012
Comercial interest	222,687,554	93,797,636	92,228,661
Financial interest	217,854,220	242,497,529	49,934,508
Other interest	-	-	1,100,673
Total finance income	440,541,774	336,295,165	143,263,842

Finance cost
Comercial interest	(460,787,579)	(337,086,792)	(65,212,541)
Fiscal interest	(51,036,110)	(40,861,761)	(30,209,250)
Financial interest	(508,127,128)	(415,828,810)	(392,568,218)
Other interest	(17,622,416)	(266,289)	(480,226)
Taxes and bank commissions	(30,042,093)	(15,846,973)	(10,420,132)
Penalties for early repayment of loans	(40,391,657)	-	-
Other finance costs	(5,221,923)	(3,985,095)	(3,051,945)
Total finance cost	(1,113,228,906)	(813,875,720)	(501,942,312)

Other finance results
Foreing currency exchange difference	(712,822,106)	(744,150,070)	(344,622,323)
Result from repurchase of corporate bonds	47,122,571	88,879,485	21,451,233
Changes in the fair value of financial instruments	859,434,692	295,854,837	191,938,160
Discounted value measurement	223,304,132	(155,869,735)	(72,030,127)
Other finance results	3,015,732	(3,975,734)	261,333
Total other finance results	420,055,021	(519,261,217)	(203,001,724)

Other finance results, net	(252,632,111)	(996,841,772)	(561,680,194)

NOTE 33: INCOME TAX

The breakdown of income tax charge is:

	Note	12.31.2014	12.31.2013	12.31.2012
Current tax		40,319,531	29,485,263	30,387,591
Deferred tax asset	14	34,668,716	(177,697,799)	(169,457,470)
Tax returns amendment adjustment		-	12,415,095	-
Difference in the estimate of previous fiscal year income tax and the income return		(1,731,266)	2,846,486	10,516,381
Minimun national tax		27,155,297	15,238,198	12,180,476
Discontinued operations		-	105,533,766	(16,938,000)
Total tax charge to earning (loss)		100,412,278	(12,178,991)	(133,311,022)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: (Continuation)

Bellow is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2014	12.31.2013	12.31.2012
(Profit) Loss before taxes	629,952,564	729,464,657	(1,243,947,326)
Current tax rate	35%	35%	35%
Result at the tax rate	220,483,397	255,312,630	(435,381,564)

Share profit of Joint Ventures and associates	(11,411,154)	899,798	10,053,874
Reserve for directors’ options	2,348,155	3,130,873	3,130,873
Non-taxable results	(419,313,741)	(246,305,179)	(76,450,092)
Non-taxable cost	4,706,151	23,993,259	10,639,281
Non-deductible provision	3,071,264	-	-
Other	(205,979)	1,995,728	5,627,819
Subtotal	(200,321,907)	39,027,109	(482,379,809)

Expiration of tax loss-carryforwards	145,346	23,260,952	1,600,376
Minimun notional income tax credit	27,155,297	15,238,198	12,180,476
Difference in the estimate of previous fiscal year income tax and the income tax statement	(12,252,732)	1,952,401	17,955,669
Discontinued operations	-	105,533,766	(16,938,000)
Tax loss-carryforwards not previously recognized	(51,584,956)	(385,844,096)	-
Deferred tax assets not recognized	337,271,230	188,652,679	334,270,266
Total income tax expense	100,412,278	(12,178,991)	(133,311,022)

As of December 31, 2014 and 2013 consolidated accumulated tax losses amount to $ 2,023.8 million and $ 1,387.5 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2014	12.31.2013

2009	2014	4,230,639	56,971,649
2010	2015	85,431,384	105,760,796
2011	2016	77,855,098	90,695,082
2012	2017	95,618,909	91,282,940
2013	2018	121,969,411	140,921,315
2014	2019	323,231,334	-
		708,336,775	485,631,782
Unrecognized deferred assets		(592,961,150)	(349,395,952)
Tax loss-carryforwards		115,375,625	136,235,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: (Continuation)

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2014 and 2013 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 593 million and $ 349.4 million, respectively.

NOTE 34: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all potential dilutive common shares. The Company has a type of potential dilutive common shares, which consist on share purchase options.

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

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during 2013, and for discontinued operations during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 34: (Continuation)

	12.31.2014	12.31.2013	12.31.2012
Earnings attributable to the equity holders of the company during the year from continuing operations	743,159,355	371,782,245	(674,653,661)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	1,314,310,895
Basic earnings per share from continuing operations	0.5654	0.2829	(0.5133)

	12.31.2014
Earnings attributable to the equity holders of the company during the year for discontinued operations	743,159,355
Charge for reserve for directors’ options	6,709,014
Adjusted earning attributable to the equity holders of the company from continuing operations	749,868,369

Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	161,151,512
Weighted average amount of outstanding shares for diluted profit per share	1,475,462,407
Diluted earnings per share from continued operations	0.5082

		12.31.2013	12.31.2012
(Loss) Earings attributable to the equity holders of the Company for discontinued operations		(85,698,444)	24,959,407
Weighted average amount of outstanding shares		1,314,310,895	1,314,310,895
Basic and diluted loss per share from discontinued operations		(0.0652)	0.0190

			12.31.2012
Earnings attributable to the equity holders of the company during the year from discontinuing operations			24,959,407
Weighted average amount of outstanding shares			1,314,310,895
Adjustments for stock options			30,161,772
Weighted average amount of outstanding shares for diluted profit per share			1,344,472,667
Diluted earings per share from discontinued operations			0.0186

NOTE 35: SEGMENT INFORMATION

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

Distribution, conformed by indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated statement of operation information at December 31, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	2,275,455,229	736,960,163	3,598,376,178	319,274,008	-	6,930,065,578
Intersegment sales	-	1,484,071	-	100,401,631	(88,861,535)	13,024,167
Cost of sales	(1,176,661,033)	(539,700,648)	(4,716,523,920)	(203,169,543)	67,274,788	(6,568,780,356)
Gross profit (loss)	1,098,794,196	198,743,586	(1,118,147,742)	216,506,096	(21,586,747)	374,309,389

Selling expenses	(17,933,799)	-	(658,946,487)	(36,480,061)	-	(713,360,347)
Administrative expenses	(200,037,863)	(91,840,829)	(510,281,735)	(148,377,136)	21,310,965	(929,226,598)
Other operating income	113,410,323	3,866,382	53,172,550	145,392,986	-	315,842,241
Other operating expenses	(73,504,735)	(11,449,555)	(319,224,611)	(54,329,151)	-	(458,508,052)
Recovery of impairment of property, plant and equipment	88,406,704	-	-	-	-	88,406,704
Share profit of joint ventures	-	-	4,928	-	-	4,928
Share loss of associates	-	-	-	(1,605,070)	-	(1,605,070)
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	1,009,134,826	99,319,584	(2,553,423,097)	121,107,664	(275,782)	(1,324,136,805)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	-	-	2,271,926,952	-	-	2,271,926,952
Operating profit (loss)	1,009,134,826	99,319,584	(281,496,145)	121,107,664	(275,782)	947,790,147

Finance income	240,948,678	226,124,624	238,973,376	26,028,673	(65,408,953)	666,666,398
Finance cost	(310,774,890)	(59,393,142)	(692,484,612)	(175,644,352)	65,684,735	(1,172,612,261)
Other finance results	(82,259,803)	(142,011,652)	(528,135,412)	1,030,450,236	-	278,043,369
Financial results, net	(152,086,015)	24,719,830	(981,646,648)	880,834,557	275,782	(227,902,494)
Profit (Loss) before income tax	857,048,811	124,039,414	(1,263,142,793)	1,001,942,221	-	719,887,653

Income tax	(224,090,358)	(51,421,728)	161,758,063	(38,079,985)	-	(151,834,008)
Profit (Loss) for the year from continuing operations	632,958,453	72,617,686	(1,101,384,730)	963,862,236	-	568,053,645

Adjustment non-controlling interest in joint ventures	-	(38,513,359)	-	-	-	(38,513,359)
Total profit (loss) of the year	632,958,453	34,104,327	(1,101,384,730)	963,862,236	-	529,540,286

Depreciation and amortization (2)	134,205,042	43,187,056	251,012,741	81,942,365	-	510,347,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated statement of operation information at December 31, 2014	Generación	Transmisión	Distribución(1)	Holding y otros	Eliminaciones	Consolidado
Total profit (loss) attributable to:
Owners of the Company	529,325,839	34,104,327	(742,146,551)	921,875,740	-	743,159,355
Non - controlling interest	103,632,614	-	(359,238,179)	41,986,496	-	(213,619,069)

Consolidated statement of financial position as of December 31,2014
Assets	5,146,025,095	1,244,965,218	8,066,880,278	4,377,104,999	(910,030,330)	17,924,945,260
Liabilities	3,540,787,854	900,141,394	8,616,187,612	2,059,587,013	(910,030,330)	14,206,673,543

Additional consolidated information as of December 31, 2014
Increases in property, plant and equipment	387,045,008	196,277,070	1,701,773,299	620,359,750	-	2,905,455,127

(1) Includes financial results generated by financial debt issued by EASA for Ps. 217.7 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated statement of operation information at December 31, 2013	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	1,729,333,146	435,300,074	3,440,690,501	157,272,941	-	5,762,596,662
Intersegment sales	2,002,563	1,580,605	-	52,778,991	(47,084,592)	9,277,567
Cost of sales	(1,426,829,452)	(393,694,193)	(4,122,453,202)	(89,044,203)	35,052,611	(5,996,968,439)
Gross profit (loss)	304,506,257	43,186,486	(681,762,701)	121,007,729	(12,031,981)	(225,094,210)

Selling expenses	(78,522,087)	-	(549,142,696)	(6,556,690)	-	(634,221,473)
Administrative expenses	(139,046,394)	(67,703,269)	(332,572,593)	(102,203,495)	10,029,418	(631,496,333)
Other operating income	363,356,067	9,677,530	62,289,569	40,572,590	-	475,895,756
Other operating expenses	(47,465,615)	(7,057,780)	(143,441,679)	(13,117,437)	-	(211,082,511)
Share profit of joint ventures	-	-	4,682	-	-	4,682
Share profit of associates	-	-	-	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	402,828,228	(21,897,033)	(1,644,625,418)	41,931,196	(2,002,563)	(1,223,765,590)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	-	-	2,933,051,544	-	-	2,933,051,544
Operating profit (loss)	402,828,228	(21,897,033)	1,288,426,126	41,931,196	(2,002,563)	1,709,285,954

Finance income	63,949,836	172,978,880	287,067,095	6,599,242	(21,321,008)	509,274,045
Finance cost	(216,444,762)	(41,928,248)	(565,770,281)	(52,942,577)	21,293,461	(855,792,407)
Other finance results	(437,463,117)	(114,902,206)	(425,491,481)	343,693,381	-	(634,163,423)
Financial results, net	(589,958,043)	16,148,426	(704,194,667)	297,350,046	(27,547)	(980,681,785)
(Loss) Profit before income tax	(187,129,815)	(5,748,607)	584,231,459	339,281,242	(2,030,110)	728,604,169

Income tax	(20,682,593)	832,623	52,724,268	(19,862,684)	-	13,011,614
(Loss) Profit for the year from continuing operations	(207,812,408)	(4,915,984)	636,955,727	319,418,558	(2,030,110)	741,615,783

Discontinued operations	-	-	(128,888,438)	-	2,030,110	(126,858,328)
Adjustment non-controlling interest in joint ventures	-	27,865	-	-	-	27,865
Total (loss) profit of the year	(207,812,408)	(4,888,119)	508,067,289	319,418,558	-	614,785,320

Depreciation and amortization (2)	107,730,568	41,944,731	230,060,227	37,000,436	-	416,735,962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated statement of operation information at December 31, 2013	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(191,916,592)	(4,888,119)	163,469,954	319,418,558	-	286,083,801
Non - controlling interest	(15,895,816)	-	344,597,335	-	-	328,701,519

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of December 31, 2013
Increases of property, plant and equipment	50,790,025	108,370,673	1,092,342,662	140,391,783	-	1,391,895,143

(1) Includes financial results generated by financial debt issued by EASA for Ps. 130.3 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Revenue	3,607,038,351	255,513,915	2,977,181,643	106,504,029	-	6,946,237,938
Intersegment sales	16,183,407	8,920,416	-	81,899,561	(93,442,172)	13,561,212
Cost of sales	(3,190,806,836)	(281,431,213)	(3,097,720,286)	(67,675,153)	431,012	(6,637,202,476)
Gross profit (loss)	432,414,922	(16,996,882)	(120,538,643)	120,728,437	(93,011,160)	322,596,674

Selling expenses	(57,222,941)	-	(353,831,009)	(2,948,446)	-	(414,002,396)
Administrative expenses	(150,779,756)	(64,698,487)	(260,252,047)	(129,077,891)	76,827,750	(527,980,431)
Other operating income	138,244,262	4,560,522	33,733,717	24,440,117	-	200,978,618
Other operating expenses	(39,506,534)	(13,188)	(152,773,658)	(11,656,579)	-	(203,949,959)
Share of profit of joint ventures	-	-	2,891	-	-	2,891
Share of profit of associates	-	-	-	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	214,866,384	(77,148,035)	(853,658,749)	3,780,589	(16,183,410)	(728,343,221)

Finance income	74,425,078	80,230,223	75,893,581	4,811,860	(11,866,677)	223,494,065
Finance cost	(199,846,517)	(50,109,549)	(273,102,282)	(40,849,725)	11,866,677	(552,041,396)
Other finance results	(148,055,962)	(34,515,393)	(217,384,515)	162,438,189	-	(237,517,681)
Financial results, net	(273,477,401)	(4,394,719)	(414,593,216)	126,400,324	-	(566,065,012)
(Loss) Profit before income tax	(58,611,017)	(81,542,754)	(1,268,251,965)	130,180,913	(16,183,410)	(1,294,408,233)

Income tax	1,093,264	27,075,403	137,003,075	(4,650,278)	-	160,521,464
Profit (Loss) for the year from continuing operations	(57,517,753)	(54,467,351)	(1,131,248,890)	125,530,635	(16,183,410)	(1,133,886,769)

Discontinued operations	-	(2,272,302)	14,883,111	-	16,183,410	28,794,219
Adjustment non-controlling interest in joint ventures	-	25,522,767	-	-	-	25,522,767
Total profit (loss) of the year	(57,517,753)	(31,216,886)	(1,116,365,779)	125,530,635	-	(1,079,569,783)

Depreciation and amortization (2)	123,178,952	38,296,343	213,382,705	46,421,543	-	421,279,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	(74,750,872)	(31,216,886)	(669,257,131)	125,530,635	-	(649,694,254)
Non - controlling interest	17,233,119	-	(447,108,648)	-	-	(429,875,529)

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,758,035,608	1,387,430,604	(332,909,916)	12,018,957,589
Liabilities	2,115,695,457	571,389,759	6,636,365,029	570,001,566	(332,909,916)	9,560,541,895

Additional consolidated information as of December 31, 2012
Increases of property, plant and equipment	71,581,329	38,142,635	544,310,251	47,101,374	-	701,135,589

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Accounting criteria used by the subsidiaries for measuring results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

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

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated statement of income at December 31, 2014	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	6,930,065,578	(736,960,163)	6,193,105,415
Intersegment sales	13,024,167	(1,484,071)	11,540,096
Cost of sales	(6,568,780,356)	539,700,648	(6,029,079,708)
Gross profit (loss)	374,309,389	(198,743,586)	175,565,803

Selling expenses	(713,360,347)	-	(713,360,347)
Administrative expenses	(929,226,598)	91,767,882	(837,458,716)
Other operating income	315,842,241	(3,866,384)	311,975,857
Other operating expenses	(458,508,052)	11,433,176	(447,074,876)
Recovery of impairment of property, plant and equipment	88,406,704	-	88,406,704
Share profit of joint ventures	4,928	34,203,440	34,208,368
Share loss of associates	(1,605,070)	-	(1,605,070)
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	(1,324,136,805)	(65,205,472)	(1,389,342,277)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	2,271,926,952	-	2,271,926,952
Operating profit (loss)	947,790,147	(65,205,472)	882,584,675

Finance income	666,666,398	(226,124,624)	440,541,774
Finance cost	(1,172,612,261)	59,383,355	(1,113,228,906)
Other finance results	278,043,369	142,011,652	420,055,021
Finance results, net	(227,902,494)	(24,729,617)	(252,632,111)
Loss before income tax	719,887,653	(89,935,089)	629,952,564

Income tax	(151,834,008)	51,421,730	(100,412,278)
Profit (Loss) for the year from continuing operations	568,053,645	(38,513,359)	529,540,286

Adjustment non-controlling interest in Joint Ventures	(38,513,359)	38,513,359	-
Profit for the year	529,540,286	-	529,540,286

Depreciation and amortization	510,347,204	(43,187,056)	467,160,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Additional consolidated information as of December 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,924,945,260	(1,064,548,738)	16,860,396,522
Liabilities	14,206,673,543	(900,116,036)	13,306,557,507

Additional consolidated information as of December 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	2,905,455,127	(196,277,070)	2,709,178,057

Consolidated statement of income at December 31, 2013	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	5,762,596,662	(435,300,074)	5,327,296,588
Intersegment sales	9,277,567	(1,580,605)	7,696,962
Cost of sales	(5,996,968,439)	393,694,193	(5,603,274,246)
Gross loss	(225,094,210)	(43,186,486)	(268,280,696)

Selling expenses	(634,221,473)	-	(634,221,473)
Administrative expenses	(631,496,333)	67,643,523	(563,852,810)
Other operating income	475,895,756	(9,675,726)	466,220,030
Other operating expenses	(211,082,511)	7,043,195	(204,039,316)
Share profit (loss) of joint ventures	4,682	(4,804,031)	(4,799,349)
Share profit of associates	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and subsequents notes	(1,223,765,590)	17,020,475	(1,206,745,115)
Higher Costs Recognition - Resolution ES No. 250/13 and subsequents notes	2,933,051,544	-	2,933,051,544
Operating profit	1,709,285,954	17,020,475	1,726,306,429

Finance income	509,274,045	(172,978,880)	336,295,165
Finance cost	(855,792,407)	41,916,687	(813,875,720)
Other finance results	(634,163,423)	114,902,206	(519,261,217)
Finance results, net	(980,681,785)	(16,159,987)	(996,841,772)
Profit before income tax	728,604,169	860,488	729,464,657

Income tax	13,011,614	(832,623)	12,178,991
Profit for the year from continuing operations	741,615,783	27,865	741,643,648

Discontinued operations	(126,858,328)	-	(126,858,328)
Adjustment non-controlling interest in Joint Ventures	27,865	(27,865)	-
Profit for the year	614,785,320	-	614,785,320

Depreciation and amortization	416,735,962	(41,944,731)	374,791,231

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,391,895,143	(108,370,673)	1,283,524,470

Consolidated statement of income at December 31, 2012	Segment information	Results from interest in joint ventures	Total income
Revenue	6,946,237,938	(255,513,915)	6,690,724,023
Intersegment sales	13,561,212	(8,920,416)	4,640,796
Cost of sales	(6,637,202,476)	281,431,213	(6,355,771,263)
Gross loss	322,596,674	16,996,882	339,593,556

Selling expenses	(414,002,396)	-	(414,002,396)
Administrative expenses	(527,980,431)	64,662,922	(463,317,509)
Other operating income	200,978,618	(4,560,518)	196,418,100
Other operating expenses	(203,949,959)	-	(203,949,959)
Share of profit of joint ventures	2,891	(31,023,197)	(31,020,306)
Share of profit of associates	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	(108,283,569)
Operating (loss) profit	(728,343,221)	46,076,089	(682,267,132)

Finance income	223,494,065	(80,230,223)	143,263,842
Finance cost	(552,041,396)	50,099,084	(501,942,312)
Other finance results	(237,517,681)	34,515,957	(203,001,724)
Finance results, net	(566,065,012)	4,384,818	(561,680,194)
(Loss) Profit before income tax	(1,294,408,233)	50,460,907	(1,243,947,326)

Income tax	160,521,464	(27,210,442)	133,311,022
Profit before income tax	(1,133,886,769)	23,250,465	(1,110,636,304)

Discontinued operations	28,794,219	2,272,302	31,066,521
Adjustment non-controlling interest in Joint Ventures	25,522,767	(25,522,767)	-
(Loss) for the year	(1,079,569,783)	-	(1,079,569,783)

Depreciation and amortization	421,279,543	(38,296,343)	382,983,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,018,957,589	(699,473,658)	11,319,483,931
Liabilities	9,560,541,895	(571,373,108)	8,989,168,787

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	701,135,589	(38,142,635)	662,992,954

NOTE 36: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2014	12.31.2013	12.31.2012
Joint ventures
Transener	11,540,096	7,696,962	4,640,796

Other related parties
TGS	30,259,816	-	-
CYCSA	1,195,488	1,095,864	-
Grupo Dolphin	41,382	-	-
	43,036,782	8,792,826	4,640,796

Correspond to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	12.31.2014	12.31.2013	12.31.2012
Joint ventures
Transener	(1,484,071)	(1,580,605)	(8,920,416)

Other related parties
SACME	(19,605,316)	(14,744,698)	-
	(21,089,387)	(16,325,303)	(8,920,416)

Correspond to maintenance, and operation and monitoring system for transmitting electricity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

c)     Fees for services

	12.31.2014	12.31.2013	12.31.2012
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(1,262,984)	(1,596,860)	(927,028)
	(1,262,984)	(1,596,860)	(927,028)

Correspond to fees for legal advice.

d)    Other operating income

	12.31.2014	12.31.2013	12.31.2012
Other related parties
CYCSA	5,018,436	3,857,297	2,790,447
PYSSA	2,100	-	-
	5,020,536	3,857,297	2,790,447

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	12.31.2014	12.31.2013	12.31.2012
Other related parties
Foundation	(3,370,000)	(2,600,000)	(4,300,000)
	(3,370,000)	(2,600,000)	(4,300,000)

Correspond to donations.

f)      Financial cost

	12.31.2014	12.31.2013	12.31.2012
Other related parties
PYSSA	(89,819)	(94,822)	-
TGS	(14,309,650)	(9,654,462)	(8,504,406)
	(14,399,469)	(9,749,284)	(8,504,406)

Correspond mainly to interest on loans received.

g)    Capital Suscription

	12.31.2014	12.31.2013	12.31.2012
Joint ventures
Citelec	-	(1,198,435)	(1,183,565)
	-	(1,198,435)	(1,183,565)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

h)    Reserve for directors’ options

	12.31.2014	12.31.2013	12.31.2012
Other related parties
Directors	6,709,014	8,945,352	8,945,352
	6,709,014	8,945,352	8,945,352

i)      Key management personnel remuneration

The total remuneration to key management personnel accrued during the year ended December 31, 2014, 2013 and 2012 amounts to $ 87.8 million ($ 30.6 millions in remunerations, $ 6.7 in the accrual of reserves of share based payments and $ 50.5 in the accrual of the Company-Value Compensation), $ 35 million (Ps 26.1 millions in remunerations and $ 8.9 in the accrual of reserves of share based payments), and $21.5 million (Ps.12.6 millions incremerations and Ps 8.9 in the accrual of reserves of share based payments).

j)      Balances with related parties:

As of December 31, 2014	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Citelec	-	250,000	-	-	-
Transener	3,539,690	-	163,093	-	-
Other related parties
CYCSA	241,090	170,051	-	-	-
Directors	-	4,344,050	-	-	-
Orígenes Retiro	-	-	-	-	193,403,000
TGS	5,846,235	3,449,039	221,441	269,697,740	-
	9,627,015	8,213,140	384,534	269,697,740	193,403,000

As of December 31, 2013	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	31,508,188	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	31,508,188	394,721,657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	3,294,835,322	53,238,417	3,348,073,739	503,604,310	3,851,678,049
Financial assets at fair value through profit and loss
Government securities	-	237,068,910	237,068,910	-	237,068,910
Corporate securities	-	505,553	505,553	-	505,553
Trusts	-	962,942,332	962,942,332	-	962,942,332
Shares	-	61,700,114	61,700,114	-	61,700,114
Investment funds	-	729,373,180	729,373,180	-	729,373,180
Cash and cash equivalents	199,697,527	135,536,579	335,234,106	-	335,234,106
Total	3,494,532,849	2,180,365,085	5,674,897,934	503,604,310	6,178,502,244

Liabilities
Trade and other liabilities	4,804,516,223	-	4,804,516,223	1,640,446,064	6,444,962,287
Borrowings	4,570,571,693	-	4,570,571,693	-	4,570,571,693
Derivative financial instruments	-	47,880,462	47,880,462	-	47,880,462
Total	9,375,087,916	47,880,462	9,422,968,378	1,640,446,064	11,063,414,442

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	2,258,964,020	119,661	2,259,083,681	364,569,074	2,623,652,755
Financial assets at fair value through profit and loss	-	-	-	-
Government securities	-	171,168,436	171,168,436	-	171,168,436
Corporate securities	-	331,969	331,969	-	331,969
Trusts	-	431,466,036	431,466,036	-	431,466,036
Shares	-	84,199,961	84,199,961	-	84,199,961
Investment funds	-	490,299,478	490,299,478	-	490,299,478
Government bonds trust AESEBA	-	99,523,343	99,523,343	-	99,523,343
Cash and cash equivalents	121,781,515	219,887,350	341,668,865	-	341,668,865
Total	2,380,745,535	1,496,996,234	3,877,741,769	364,569,074	4,242,310,843

Liabilities
Trade and other liabilities	3,304,654,202	-	3,304,654,202	1,089,752,266	4,394,406,468
Borrowings	3,678,102,235	-	3,678,102,235	-	3,678,102,235
Total	6,982,756,437	-	6,982,756,437	1,089,752,266	8,072,508,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

The categories of financial instruments have been determined according to IFRS 9 “Financial Instruments”.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	421,578,000	18,963,774	440,541,774	-	440,541,774
Interest expense	(969,307,212)	-	(969,307,212)	(68,266,021)	(1,037,573,233)
Foreign exchange, net	(955,452,688)	242,630,582	(712,822,106)	-	(712,822,106)
Results from financial instruments at fair value	-	859,434,692	859,434,692	-	859,434,692
Other financial results	195,910,702	-	195,910,702	1,876,060	197,786,762
Total	(1,307,271,198)	1,121,029,048	(186,242,150)	(66,389,961)	(252,632,111)

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	297,026,738	39,268,427	336,295,165	-	336,295,165
Interest expense	(753,181,891)	-	(753,181,891)	(40,861,761)	(794,043,652)
Foreign exchange, net	(856,896,878)	116,878,477	(740,018,401)	(4,131,669)	(744,150,070)
Results from financial instruments at fair value	2,277,047	293,577,790	295,854,837	-	295,854,837
Other financial results	(88,986,917)	58,220	(88,928,697)	(1,869,355)	(90,798,052)
Total	(1,399,761,901)	449,782,914	(949,978,987)	(46,862,785)	(996,841,772)

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	111,057,340	32,206,502	143,263,842	-	143,263,842
Interest expense	(458,260,985)	-	(458,260,985)	(30,209,250)	(488,470,235)
Foreign exchange, net	(396,144,380)	47,931,507	(348,212,873)	3,590,550	(344,622,323)
Results from financial instruments at fair value	-	191,938,160	191,938,160	-	191,938,160
Other financial results	(64,293,565)	-	(64,293,565)	503,927	(63,789,638)
Total	(807,641,590)	272,076,169	(535,565,421)	(26,114,773)	(561,680,194)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: CONTINGENCIES

38.1 CTG

Legal proceeding with DESA

DESA filed a complaint against CTG seeking to enforce performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract.

After a long judicial proceeding with wholly contradictory Court judgments, on April 15, 2014 and in view of the course of the litigation during the period, CTG’s management decided to put an end to the dispute with DESA by executing a settlement agreement whereby it paid the amount of $ 15 million plus VAT to DESA and the amount of $ 3.8 million plus VAT to the intervening Law Office.

Account blocking

On July 24, 2014, the Municipality of General Güemes brought a tax execution proceeding against CTG alleging the lack of payment of the “Activities Rate” for the June 2011-April 2014 period and was granted the blocking of CTG’s banking accounts in the amount of $ 10.8 million for principal and $ 5.4 million for legal accessory expenses.

The Activities Rate, or Health, Security, Hygiene and Environment Rate, is an assessment levied on the commercial, industrial and service activity of the Municipal Tax Code which CTG has historically disregarded since the activities it conducts are not subject to the application of municipal taxes as the company is under the scope of the ENRE and the Municipality of General Güemes does not render any service which should be remunerated through an rate.

Therefore, the Municipality of General Güemes and CTG have reached several agreements whereby CTG committed to make a monthly contribution and the Municipality of General Güemes waived its right to bring claims seeking the payment of municipal rates. The last agreement reached between the parties under such conditions, dated May 5, 2011, provided for a $ 100,000 monthly contribution.

On August 25, 2014, CTG filed a motion to dismiss for lack of jurisdiction of the province and defective title due to the non-existence of the debt. It further filed a plea requesting the substitution of the interim injunction relief.

On October 27, 2014, the parties, without this implying an admission of facts or rights, reached the following agreement:

(i)       a monthly fee of $ 185,000 for the October-December 2014 period as assistance for activities promoting the development of the community and services requested by CTG to the Municipality of General Güemes;

(ii)     a monthly amount of $ 200,000 as from January 2015 and until December 31, 2015;

(iii)    as from January 1, 2016, the amount of the monthly assistance will reach $ 260,000;

In this way, the parties resolved to terminate the tax execution proceeding. To such effect, and without this implying the admissibility of the Activities Assessment claimed by the Municipality of General Güemes, the Company undertook the following commitment:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

(i)       to pay the amount of $ 1.1 million in consideration of the lifting of the injunctive orders once the tax execution proceeding has been waived;

(ii)     to pay the amount of $ 1.1 million in 14 monthly, equal and consecutive installments of $ 78,571.43 each as from November 10, 2014;

(iii)    to deliver a vehicle owned by CTG free from all and any liens;

(iv)   to pay the Municipality of General Güemes’ attorneys fees in the amount of $ 440,000 through the issuance of an immediate payment check for $ 220,000 and the remaining amount in 10 monthly installments in the amount of $ 22,000;

On October 31. 2014, the intervening Court ordered the lifting of CTG bank accounts’ blocking. In this sense, during the month of November 2014, Banco de Valores and Banco Galicia  lifted the blocking of the mutual funds and the banking accounts, respectively

Termination of the reorganization proceeding

On September 24, 2014, CTG was served notice of a judicial order passed on June 30, 2014 and its explanatory order passed in September declaring the termination of the reorganization proceeding pursuant to Section 59 of Bankruptcy Act No. 24,522 and its amending provisions. Within this context, the judge ordered the lifting of the general restraint overgoods, the termination of the statutory auditors’ duties and the fixing of their professional fees in the amount of $ 1.6 million plus VAT. Statutory auditors have expressed their consent to this order, which is thus deemed final and conclusive. CTG has appealed the high statutory auditors’ fees, and terms for the submission of briefs in connection with this appeal have been suspended.

38.2 CTLL

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

The arbitration complaint was brought by the Contractor in 2011, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

(iii)      The payment of the last contractual milestone, which had received a discount (compensation for breaches) by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

CTLL filed a counterclaim against the Contractor seeking a compensation for the serious injuries sustained as a result of the above mentioned breaches.

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

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. In March 2014 the hearing of witnesses and experts took place in the city of Montevideo. On May 30, 2014, the parties filed their closing brief. The Arbitration Court has requested several extensions for the issuance of its final and conclusive award, having set a deadline for issuing the award on May 29, 2015.

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the WEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

The TV Unit has been repaired and is commercially operative since last June 13, 2013.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

Claim for compensation to insurance companies

As regards this last accident, CTLL has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. The amount collected by CTLL corresponding to business interruption and property damage amounted to US$ 43.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

Due to the specificities of the accident, CTLL notified the ES and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of Agreement No. 220, and, therefore, unavailability penalties should not apply as a result of such event.

Even though CTLL has submitted evidence of the existence of a Force Majeure event to the ES and CAMMESA, CAMMESA rejected such request and included unavailability penalties resulting from such Force Majeure event in the economic transaction documents from November, 2012 to June, 2013. In response to that, CTLL has requested CAMMESA its rectification and has made new filings with the ES so that it should grant a decision on this issue, which has not occurred as at the date hereof.

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

Compensation for breaches

On March 30, 2011, CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL compensation for breaches, which would be offset with pending payments corresponding to the last payment milestone under the agreements.

Pursuant to the arbitration proceeding brought in 2011 and since the Contractor has requested the nullity of the compensation for breaches granted to the Company alleging that CTLL has breached its obligation to deduct that recognition from the amounts claimed to the Contractor on executing the guarantees, the Company has created a provision for the amount of the recognition in case an adverse ruling is rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

On March 27, 2013, the parties filed their statement of legal grounds for their respective claims and on July 26, 2013, their answers to the complaint and the counterclaim; Based on the elements of judgment resulting from the above-mentioned statement of legal grounds, expert legal counselors have concluded that the Contractor’s arbitration claim seeking the nullity of the recognition granted by the “March Agreement” is highly unlikely to succeed. In this sense, on December 31, 2013, CTLL reversed the provision for $ 85.2 million created upon the beging of the arbitration proceeding and charged to “Other operating income” in the Statement of Income.

Sales Tax

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Law No. 15,336, which provides that electricity generation, transformation and transmission works and works and facilities within the national jurisdiction and the energy generated or transported by them should not be levied with taxes or contributions, nor be subject to domestic provisions restricting or hindering energy’s free production and circulation. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial sales tax.

CTLL’s position was finally upheld by a final and conclusive decision by the State Attorney’s Office of the Province of Neuquén on April 9, 2014, where the State Attorney, in answer to Docket No. 5823-007042/14, “S/Central Térmica Loma de la Lata S/ISIB s/Generación de Energía Eléctrica y solicitud de certificado de exención”, held as follows: “[…] that pursuant to the provisions enacted by the National Government in this area as a proper means to attain the sought federal objectives, the Company should not pay the Provincial sales tax.”

In line with the decision of the State Attorney’s Office of the Province of Neuquén, in the month of May the Revenue Department of that province issued a Non-Tax Withholding and/or Collection Certificate to CTLL effective until December 31, 2015.

As at December 31, 2014, and based on the decisions adopted by such entities, CTLL has decided to reverse the provision recorded as of December 31, 2013 in the amount of $ 41.1 million, with an offsetting entry under “Other operating income” in the Statement of Comprehensive Income for $ 37.9 million as sales tax and under “Other financial results” in the amount of $ 3.2 million as compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38. 3 HIDISA and HINISA

Income tax

HINISA and HIDISA have assessed the income tax for fiscal year 2013, which resulted in a $ 9.3 million and $ 0.9 million tax, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant en equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), using to such effect the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in re “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms weren’t applied, the tax assessed for fiscal year 2013 for HINISA and HIDISA would have amounted to $ 14.1 million and $ 12.3 million, respectively.

As of December 31, 2014 and until this issue would be finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liability that would have been determined for the fiscal year 2012 and 2013 in case the inflation adjustment has not been deducted. This provision amounts to $ 36.6 and $ 27 million, respectively, including compensatory interest.

38. 4 CPB

Payment plans

As regards the Argentine Federal Administration of Public Income (AFIP)’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of $ 15.2 million, which will be paid up in 120 monthly installments.

38. 5 PESA and subsidiaries

Mminimum national income tax

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008 and 2009 and CPB corresponding to the fiscal years 2002.  This claim seeks the refund of $ 29.2 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012 and 3013, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

At the date of issuance of these financial statements, the presiding judge has not ruled on the precautionary measures for the fiscal period 2013 or on the merits.

As at December 31, 2014 and 2013, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of $ 207.2 million and $ 122.4 million, respectively, including compensatory interest.

38.6  Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2014 amounts to $ 136.2 million, has been recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

The most significant legal actions in which Edenor is a party involved are detailed below:

38.6.1 Legal action brought by the National Ombudsman

i)         Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)       Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was affirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at Edenor’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing Edenor to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement. However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed Edenor to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction. Having this instruction been complied with, the court hearing the case decided that the precautionary measure granted in 2009 was no longer enforceable –decision which was ratified by the appellate court. Against this decision, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), whose resolution is still pending. Despite this, the precautionary measure is not in effect.

iii)      Amount: undetermined

iv)     Conclusion: no provision has been recorded for these claims in these financial statements as E believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will be definitively concluded 2015.

38.6.2 Legal action brought by “Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria”

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

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

ii)       Amount: undetermined

iii)      Procedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”). At present no resolution has been issued modifying the procedural stage of the proceedings; however, the proceedings have been made available to the Prosecutor.

iv)     Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that witch has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2015

38.6.3 Legal action brought by “Consumidores Financieros Asociación civil para su defensa”

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

ii)          Amount: undetermined

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

iv)        Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.4 Legal action brought by “Unión de Usuarios y Consumidores”

i)            Purpose:

-          that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-          that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of Edenor.

-          that the Company be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-          that the reimbursement be implemented through a credit in favor of customers.

ii)          Amount: undetermined

iii)         Procedural stage of the proceedings: By resolution issued on June 1, 2011, Division V of the Court of Appeals in Contentious and Administrative Federal Matters, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary appeal (“Recurso Extraordinario Federal”) which was allowed on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

iv)        Conclusion: No provision is to be recorded in connection with this claim inasmuch as a final and conclusive judgment has been rendered in favor of Edenor.

38.6.5 Legal action brought by Edenor  (“EDENOR S.A. VS ENRE RESOLUTION No.32/11”)

i)            Purpose: The judicial annulment of ENRE Resolution that established the following:

-          That Edenor be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)          Amount: $ 22.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

iii)         Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal (“recurso de queja por apelación denegada”) to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, Edenor was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to Edenor that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor. Therefore, and within the procedural term granted for such purpose, Edenor filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

iv)        Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be terminated in 2015.

38.6.6 Legal action brought by Edenor (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)            Purpose: By this action, Edenor challenges ENRE’s resolution pursuant to which Edenor is ordered to:

-          determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-          determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-          credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-          pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)          Amount: not specified in the complaint.

iii)         Procedural stage of the proceedings: This resolution has been contested by Edenor through a direct appeal (“Recurso Directo”), which is pending in Division IV of the Court of Appeals in Contentious and Administrative Federal Matters. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE. Due to the fact that the already requested administrative proceedings have not yet been sent, service upon the ENRE of the notice of the action has not yet been ordered.

iv)        Conclusion: It is estimated that this action will not be terminated in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.7 Legal action brought by “ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC”

i)            Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)          Amount: undetermined

iii)         Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “Consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

iv)        Conclusion: It is estimated that this action will not be terminated in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: (Continuation)

38.6.8 Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

i)               Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)             Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

iii)            Provisional Remedy:  In the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by Edenor, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

iv)           Resolution 32 of the ES: On March 13, 2015, the Official Gazette published ES Resolution No. 32, which approved a temporary increase in Edenor’s income in order for the latter to cover the expenses and afford the investments associated with the functioning of the electricity distribution service it provides and established that Edenor would be required to observe the provisions of Clause 22.1 of the Adjustment Agreement with regard to the administrative claims and/or judicial actions it might have brought against the Federal Government, the ES and/or the ENRE concerning compliance with clause 4.2 of the Adjustment Agreement, i.e. the non implementation of the Cost Monitoring Mechanism (CMM). To date, Edenor is analyzing the scope of that requirement and assessing whether it is in agreement with the law.

v)              Conclusion: It is estimated that this action will not be terminated in 2015.

38.6.9 Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded as of December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: EDENOR’S ASSIGMENTS OF USE

a. As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

At December 31, 2014 and 2013, future minimum payments with respect to operating leases are as follow:

	12.31.2014	12.31.2013
2012	-	-
2013	-	-
2014	-	21,046,000
2015	26,123,000	10,998,000
2016	19,864,000	4,943,000
2017	15,740,000	4,752,000
2018	5,698,282	147,000
2019	4,310,446	147,000
2020	146,938	-
Total future minimum payments	71,882,667	42,033,000

Total expenses for operating assignments of use for the years ended December 31, 2014 and 2013 amount to $ 31 million and $ 19.8 respectively.

b. As assignor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

As of December 31, 2014 and 2013, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2014	12.31.2013
2014	-	51,620,297
2015	72,921,528	48,022,824
2016	5,481,316	27,846
2017	200,222	-
2018	157,344	-
Total future minimum collections	78,760,411	99,670,967

Total income from operating assignments of use for the years ended December 31, 2014 and 2013 amount to $ 57.5 million and $ 41.5 respectively.

NOTE 40: profit distributions

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

NOTE 41: SHARE BASED PAYMENTS

On September 27, 2006, the Company entered into an Opportunities Assignment Agreement whereby certain officers undertook to offer the Company, on a priority basis, all investment opportunities above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company has granted these officers Warrants for up to 20% of its capital stock (the “Warrants Issuance Agreements”).

On April 16, 2009, the parties agreed on the following modifications to the Opportunities Assignment Agreement and the Warrants Issuance Agreements:

i) the term of the agreement was extended for five years, until September 27, 2014;

ii) one-fifth of the Warrants will accrue annually, as from September 28, 2010 and until September 28, 2014, and Warrants will remain in effect for fifteen years as from the date of issuance.

iii) their exercise price was set at US$ 0.27 per warrant.

On September 28, 2014, the Opportunities Allocation Agreement terminated, having been complied of all stipulated obligations. Furthermore, as from the stated date all Company shares’ purchase options granted to the Officers may be actually exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 41: (Continuation)

The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: (i) a 27% volatility, based on the historical volatility of the Company; (ii) 3% dividends; and (iii) a 4.63% risk-free U.S. dollars interest rate.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2014		12.31.2013		12.31.2012
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-	-	-
Excercised	-	-	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27	381,548,564	0.27

Warrans have the following expiry dates and exercise prices:

		Warrants
Expiration	Price of the year (U$S)	12.31.2014	12.31.2013	12.31.2012
04.26.2024	0.27	111,500,000	111,500,000	111,500,000
04.26.2024	0.27	150,000,000	150,000,000	150,000,000
04.26.2024	0.27	120,048,564	120,048,564	120,048,564

Regarding these Warrants, the Company has recognized a total $ 266.1 million in profit and loss, with an offsetting entry in an equity reserve during the life of the Opportunities Assignment Agreement.

NOTE 42: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND DISTRIBUTION SEGMENTS

42.1 Generation

CPB

During the two last fiscal years ended December 31, 2013 and 2012, CPB has recorded net and operating losses, which have significantly affected its working capital and liquidity levels. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources —especially those destined to the plant’s maintenance— that has affected the availability of generating units.

As of December 31, 2013, CPB had a $ 42.2 million deficit in equity; therefore, it met one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550.

On March 5, 2014, CPB’s Board of Directors resolved to call an Extraordinary General Meeting of Shareholders scheduled for May 30, 2014 to evaluate different alternatives and courses of action in view of the verification of the ground for dissolution aiming to moderate or minimize the negative impact of CPB’s situation and to be able to continue operating as an on-going business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

During April, CPB has managed to successfully renegotiate the cancellation modality for the financing granted by CAMMESA under ES Res. No. 146/02 for the amount of $ 50.8 million, which allowed it to alleviate its tight financial situation.

On May 23, 2014 ES Res. No. 529/14, which updated the provisions governing the WEM’s generating, co-generating and self-generating agents, was published in the Official Bulletin. This new remuneration scheme has had a positive impact on CPB's financial position, allowing it to overcome the capital stock loss the Company was undergoing.

On May 30, 2014, CPB’s Extraordinary General Meeting of Shareholders was held. At the Meeting, ES Res. No. 529/14’s estimated impact on the period’s results was analyzed, and an improvement in CPB’s financial situation and the resulting equity restructuring was confirmed.

Regarding the need to urgently gather financing so that CPB may afford the capital investments necessary to fully recover the plant’s operating capacity and thus guarantee future constant cash flows, during the month of April a new financing agreement was entered into with CAMMESA for the amount of US$ 82.6 million, plus VAT and nationalization costs, to execute the Company’s 2015-2016 update works of technology.

As of December 31, 2014, CPB’s working capital was negative in the amount of $ 100.4 million. It should be pointed out that CPB has disclosed the following under Borrowings: (i) CAMMESA’s financing under ES Note No. ° 6157/10 in the amount of $ 7.3 million payable by the WEM; and (ii) Financing of CAMMESA’s for maintenance works in the amount of $ 48.5 million, which payment is made through the Maintenance Remuneration compensation set forth by ES Resolution No. 529/14.

Even though the cancellation of the borrowing is subject to the ability to generate surplus funds, the borrowing financial burden may exceed operating results, and consequently affect the equity of CPB.

HIDISA and HINISA

During the year ended December 31, 2014, HIDISA and HINISA have recorded negative gross and operating results. This situation is mainly attributable to the negative impact ES Resolution No. 95/13 has had on both companies’ remuneration as from the month of November 2013.

As HINISA has been expressing in several presentations to CAMMESA and the ES, it is imperative that the initial classification of the plants (Nihuil I, Nihuil II and Nihuil III) made by CAMMESA would be modified by categorizing each of them as small-scale plants (with an installed power lower than 120 MW) in view of the technical and operating conditions they have as compared with other higher-scale hydroelectric power plants.

This new remuneration scheme implemented pursuant to ES Resolution No. 95/13, even taking into consideration the adjustment set forth by ES Resolution No. 529/14, would not allow HIDISA and HINISA to generate sufficient income during the following months to cover their operating costs or afford the minimum maintenance costs necessary to guarantee normal operating conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

42.2 Transmission

Even though it is still difficult to forecast the evolution of issues described in Note 2 and their possible impact on Transener’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation.Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transelec’s operations and, thus, this company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

The interest in the joint venture represents about 1% of the Group’s assets and approximately 6% of the Group’s income. Additionally, the Company’s management considers that the uncertainty regarding Citelec’s joint venture does not affect its capacity to continue operating on an ordinary basis, mainly due to the following reasons: (i) There is no financial dependence on Citelec, as this joint venture has not paid it any dividends since its acquisition date in 2006; (ii) Even though there is an enforceable and binding technical assistance agreement with Transener, the Company does not depend on this flow of funds to normally develop its activities; (iii) The Company is not contractually obliged to provide financial assistance to Citelec.

42.3 Distribution

In fiscal years 2014, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through December 2014, implemented by ES Resolution No. 250/13 and ES Notes No. 6852/13, 4012/14, 486/14 and 1136/14 represented a significant step towards the recovery of Edenor’s economic and financial situation, the effects thereof did not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

 As a consequence of that which has been previously described, Edenor has permanently maintained during the last four fiscal years a working capital deficit, inasmuch as it has neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. Furthermore, the negative results recorded by Edenor as of December 31, 2014 consume 100% of the reserves and more than 50% of its share capital; therefore Edenor is subject to compliance with the provisions of Section 206 of the Argentine Business Organizations Law which provides for the mandatory capital stock reduction

In view of the above, Edenor has obtained from the Federal Government the granting of loans for consumption (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union; and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution No. 347/12 (Note 2).

Additionally, on March 13, 2015, the Official Gazette published ES Resolution No. 32/15, issued by the ES, which, addressing the need for the adjustment of the economic and financial situation of distribution companies and considering it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession, provides, among other issues, for the following:

•            That a temporary increase in income be granted to Edenor as from February 1, 2015 on account of the RTI, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the service, which will not be transferred to customers but rather paid for by the Federal Government.

•            That the PUREE-related funds collected by the Distribution Company, as from the previously mentioned date, be regarded as the Distribution Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the service.

•            That Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) be issued in favor of Edenor for the CMM surplus amount net of the offsetting pending at January 31, 2015,  and for the amounts generated to afford the salary increases deriving from the application of Resolution 836 of the Ministry of Labor, Employment and Social Security pursuant to which Edenor received Loans for consumption (Mutuums); allowing Edenor to offset LVFVD against both the outstanding balances of Loans for consumption (Mutuums) and other debts with the MEM up to the amounts thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

•            That a payment plan to be defined with Edenor for the settlement of the remaining debts with the MEM be implemented by CAMMESA.

•            That the actions prior to the carrying out of the RTI be performed by the ENRE.

•            That the income granted be exclusively earmarked for the settlement of debts with the MEM, the payment of salaries and the making of payments to suppliers of goods and services related to the provision of the electricity distribution service.

•            That the provisions of the Adjustment Agreement (clauses 22.1 and 22.2) concerning the suspension of the administrative or judicial claims that may exist in relation to the compliance with clause 4.2 of the above-mentioned Agreement be observed by distribution companies.

Based on the cost increase estimates and financial projections made by Edenor, considering the previously detailed measures of ES Resolution No. 32/15, the Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, assuming the payment plan to be defined with CAMMESA for the settlement of the remaining debt with the MEM will conform to the generation of surplus cash flows. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) continues.

Although these temporary measures help decrease the degree of uncertainty concerning Edenor’s financial ability for the next 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of a Tariff Structure Review that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, that makes it possible to have access to financing sources and cover the corresponding costs and that allows, at the same time, for the generation of a reasonable return on the investment.

Edenor Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective after this first year of application inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuums), until the RTI is resolved in a satisfactory manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

Edenor financial statements have been prepared in accordance with the accounting principles applicable to a going concern because in Edenor’s opinion the issuance of ES Resolution No. 32/15 provides a greater degree of certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the Tariff Structure Review.

NOTE 43: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in EDENOR

During the year 2013, PISA has sold in various market transactions 776,789 Edenor ADRs (equivalent to 15,535,720 shares).

During the year 2014, PISA has sold, through different market transactions, all its Edenor’s ADRs share (973.190 ADRs equivalent to 19.5 million of shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded Ps 61.7 million as additional paid-in capital.

NOTE 44: HYDROCARBON DEVELOPMENT AND EXPLOITATION PROJECTS

As of December 31, 2014, PEPASA is part of the following investment projects:

Investment agreement with YSUR by Anticlinal Campamento and Estación Fernández Oro

On December 1, 2010, PEPASA executed an investment agreement with YSUR for the joint development and exploitation of unconventional gas reservoirs in the Anticlinal Campamento and Estación Fernández Oro areas, located in the Provinces of Neuquén and Río Negro respectively.

This venture with YSUR has a 700,000 m3/day production target for unconventional natural gas during a term of three years between January 2011 and December 2013. The participation of the Company is 15% of that production.

To maintain the target volume production, it was estimated that the total drilling plan shall be thirty wells, which involved a total investment for PEPASA U$S 20 million.

As of December 31, 2014, the deadline for investment under this agreement has concluded, so PEPASA will receive the proceeds of the 22 drilled wells till the end of the useful life of them and will contribute to the costs associated with the exploitation. The cumulative investment amounts to US$ 17.5 million.

PEPASA will continue commercializing the production extracted from these wells, which is currently marketed by Apache under the Gas Plus Program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

Investment Agreements with Petrobras for “El Mangrullo” Area

Petrobras I

On December 7, 2010, PEPASA executed an investment agreement with Petrobras for the joint development and exploitation of unconventional gas reservoirs in El Mangrullo Area.

This partnership with Petrobras has an unconventional natural gas 400,000 m3/day production target during a term of four years as from August 2011. PEPASA has a 43% interest in this production.

During the year ended December 31, 2014, a new well had entered into production under the agreement. In this way amounted to five wells drilled under this agreement, which allowed to achieve to the target volume production since March 2012. Accumulated investments reached US$ 20.6 million.

The produced hydrocarbons are separately commercialized by each of the partners. PEPASA has entered into a Gas Supply Agreement with EGSSA which is under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

PEPASA estimates it will not be necessary to drill any new wells to maintain the target production.

Petrobras II

On February 7, 2013, PEPASA entered into a new investment agreement with Petrobras for El Mangrullo Area pursuant to conditions similar to that of the previous agreement.

This new partnership with Petrobras seeks to reach an unconventional natural gas production of 400,000 m3/day during a term of four years. PEPASA has an interest in 43% of the production.

In order to maintain a target production it has been estimated that the total drilling plan will consist of nine wells, which would entail a total investment of approximately US$ 33 million for PEPASA.

During the year ended December 31, 2014, a new well had entered into production. In this way amounted to four wells drilled under this agreement, which allowed to achieve the target volume production since July 2013. Accumulated investments reached US$ 22 million.

The produced hydrocarbons are commercialized by each of the partners. PEPASA has entered a Gas Supply Agreement with CTLL under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

With the purpose of keeping the Agreement’s target production, the drilling of two new wells is foreseen for the first semester of 2015, with an estimated US$ 6.4 million investment by PEPASA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

Investment Agreement Senillosa Area

On September 14, 2010, PEPASA accepted an offering to assign from Rovella Carranza SA for the provision of the service jointly for the exploration, development and production of hydrocarbons in the exploration area "Senillosa". The agreement will allow PEPASA get 50% share of hydrocarbon production. PEPASA committed investments amounting to U$S 3.3 million.

As of December 31, 2014, PEPASA performed investments accumulated for U$S 12.5 million, including:

(i)         Analysis of the area through the study of 3D seismic and geochemistry.

(ii)       Nine drilling exploratory wells, of which two were discoverers of gas, four had manifestations of hydrocarbons and three were found to be sterile.

If produce hydrocarbons, PEPASA will be entitled to recover U$S 3 million corresponding to investments made for and on behalf of the other partners.

Having fulfilled all investment commitments, G&P, as a licensee of the area, and PEPASA, are negotiating with the provincial authorities, split extension area at:

(i)         Lot explotation for the two gas discovery wells;

(ii)        Lot under evaluation until July 14, 2016 for the four wells with manifestation of hydrocarbons.

(iii)      Reversing the remaining area to the Provincial State including three sterile wells.

As of December 31, 2014 and 2013, according to estimates made by the Management of PEPASA, that company recognized an impairment of $ 12.6 and $ 3.5 million, respectively, in Other operating expenses of the Statement of Comprehensive Income.

Furthermore, PEPASA has started work on the construction and assembly of a gas conditioning plant and a pipeline to its link with the transport system with the aim of putting into production of productive wells, expected in the short term. The commercialization of production will be made by industrial customers.

Investment Agreement El Caracol North Area

On May 19, 2011, PEPASA entered into another agreement with GyP and Rovella Energía S.A. for the joint performance of the hydrocarbon exploitation, development and production service of the “El Caracol Norte” exploitation area. This agreement will allow PEPASA to obtain a 60% interest in the area’s hydrocarbon production. Investments committed by PEPASA amount to US$ 3.7 million.

As for December 31, 2014, PEPASA analyzed 3D seismic and two hydraulic fractures were made in the PA x – 3 well. As a result of these works, the well showed hydrocarbon manifestations, but, according to estimates made by the Management of PEPASA, such Company recognized an impairment of $ 9.2 million in other operating expenses of the Statement of Comprehensive Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

On November 6, 2013, PEPASA entered into an investment agreement with YPF S.A. in the amount of US$ 151.5 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area which consists of the total undivided rights and obligations associated with the production of hydrocarbons in the Area, with the exception of certain existing wells that had been previously drilled by YPF and certain new YPF’s wells which will be drilled and funded exclusively by this company.

The Investment Agreement consists of two investment phases:

a) First Phase

PEPASA undertook to invest:

•         US$ 80 million in the drilling, completion and entry into production of 17 wells to be made in the Area’s Western zone, with the exception of 2 wells which will be drilled in the Area’s South West,

•         U$S 1,5 millon for the perfomance of aproximately 40 km2 of 3D seismic.

Furthermore, YPF undertook to invest:

•         in the drilling, conclusion and entry into production of 17 additional wells exclusive of YPF; and

•         in the construction of a gas treatment and conditioning plant, as well as in a gas pipeline with an approximate length of 55 km, which will allow connecting the Area to the gas trunkline system.

As of December 31, 2014, 17 wells had been drilled during the first phase of the investment agreed between PEPASA and YPF, out of which 14 are already in production. Furthermore, YPF completed the treatment plant and gas conditioning and connection to the trunk pipeline, pending the completion of 3D seismic.

Investments made by PEPASA amount to U$S 64.2 million, out of which U$S 53.6 million have been canceled at that time.

The production covered by the agreement reached approximately 450,000 m3/day by the end of the year, and was commercialized pursuant to new gas supply agreements entered into with different clients at a price of US$ 4.5 USD/MMBTU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 44: (Continuation)

b) Secon Phase

After the conclusion of the first phase, PEPASA may opt to continue investing up to US$ 70 million in the drilling of 15 wells in any zone within the Area.

In case PEPASA decides not to continue with the second phase, YPF may not make any claims against it, and the parties will keep their own rights and obligations stipulated in the Investment Agreement, including PEPASA’s right over the hydrocarbons produced by the wells drilled by it during the first phase. The agreement provides that if PEPASA decides not to incur costs and investments in new wells, it will automatically lose all its rights on the facilities built during the first phase, which will be incorporated into the concession, without PEPASA being entitled to any claims to YPF. At the date of these financial statements, PEPASA has not made any expenditure relating to facilities. The second investment phase also has a 12-month execution term.

After the conclusion of both investment phases, all subsequent investments will be made according their respective percentages of interests.

Expenses

PEPASA pays a fee for hydrocarbon production and evacuation expenses. Additionally, unless the Investment Agreement provides otherwise, all royalties, canons and surface rentals will be borne proportionately to their respective interests in the joint operation.

Area 3

PEPASA may drill two wells during each investment phase and two more once compulsory investments have been completed. Until it has recovered its whole investment, the Company will be entitled to 75% of the hydrocarbons of these wells. Afterwards, the production will be divided according to each partner’s interest.

NOTE 45: PEPASA’S CAPITAL STOCK INCREASE

On November 6, 2013, PEPASA called for an Extraordinary General Meeting of Shareholders, so as to discuss a capital stock increase of up to 59.7 million of new common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote, to be publicly offered for subscription in Argentina in order to consolidate its financial condition to facilitate access to the financial markets and perform the investments foreseen by PEPASA pursuant to the business plan for the exploration and exploitation of hydrocarbons.

The Company’s Board of Directors has resolved to assign its preemptive rights for PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. as at October 15, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 45: (Continuation)

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

On January 13, 2014, the new shares were actually paid in for a total amount of $ 100 million.

During the months of September and October, the Company sold 312,289 PEPASA shares, thus reducing its interest in this Company to 49.74%. However, the necessary conditions to keep PEPASA’s control are met.

NOTE 46: COMPENSATION AGREEMENTS

Annual Variable Compensation (the “EBDA Compensation”):

During the month of May, 2014, some Officers waived their right to collect the EBDA Compensation for fiscal year 2013 in the amount of $ 6.2 million. Consequently, PEPASA recorded this amount as income under “Other operating income” in the Statement of Comprehensive Income.

As of December 31, 2014, PEPASA disclosed $ 11 million results for the EBDA Compensation cost against other liabilities

Company Value Sharing (the “Company-Value Compensation”)

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share determined at the exact moment of the capital stock increase.

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

The variable remuneration may be required by officers as follows:

1)       25% as from June 2015

2)       7.14% as from December 2015

3)       32.15% as from June 2016

4)       35.71% as from June 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 46: (Continuation)

The given right may be monetized at any time from the date of effective enforcement until November 15, 2020 (by 5%) and 11 January 2021 (for the remaining 2%) over 7% of the share capital calculated according to what was detailed in the first paragraph of the note.

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:

1)       54.3% volatility based on the volatility of the shares of other comparable companies;

2)       2.6% risk-free U.S. dollars interest rate;

As of September 30, 2014, PEPASA has recognized this compensation’s in profit or loss (with a credit under “Other Liabilities”) on amount of $ 50.5 million, considering a share market value of $ 15.25.

NOTA 47: WORKS OF DISTRIBUTION

a.     FOTAE

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the ES, through Resolution No. 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07 (as mentioned in Note, would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the WEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund ES Resolution No. 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by Edenor as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the ES and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of FOTAE, Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission ES Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 47: (Continuation)

The works were developed in different stages, and Edenor complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, subsequent to year-end, CAMMESA not only informed Edenor of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that Edenor carry out the pertinent actions to comply with the provisions of Resolution No. 1875/05. Consequently, at the date of issuance of these financial statements, Edenor has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized. This will make possible to subsequently define Edenor’s real situation in relation to the obligations that have been imposed to it by mentioned resolution.

As of December 31, 2014, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 105.6 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

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

The works were carried out by Edenor with the contributions made by ENARSA. Negotiations are currently being held concerning the modality and conditions under which the ownership of the works will be assigned to Edenor with the signing of the respective agreements. As of December 31, 2014, Edenor continues to recognize liabilities for this concept in the Deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

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

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by Edenor.

The financed amount of $ 54.4 million will be reimbursed by Edenor in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 47: (Continuation)

During the fiscal year being reported, Edenor received disbursements for $ 79.2 million, relating to installments 1 through 4, in addition to the advance payment collected in fiscal year 2013 for $ 20 million. As of December 31, 2014, the Company recorded $ 52 million as Non-current deferred revenue and $ 47.2 million as Non-current trade payables – Customer contributions.

NOTE 48: WORKING CAPITAL DEFICIT

As of December 31, 2014 the working capital of the company was negative, amounting to $2,042.2 million. This deficit has been generated in the Distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 42. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 49: NEW CONTRACT FOR THE MAINTENANCE OF LMS TG-100

During the month of August 2014, CTG entered into a new maintenance agreement with GE for its LMS 100 unit.

As distinguished from the previous contract, which was based on pre-stablished maintenance and exchange of  components (for example, at 25,000 and 50,000 hours of operation for certain components), this new agreement consists of periodical inspections and pieces repairs or exchanges, which will be programmed and executed based on their condition in order to guarantee the proper functioning and availability of the unit and to decrease the risk associated with long outages. The new agreement will be effective until the unit reaches 100,000 accumulated hours of operation.

Furthermore, the maintenance contracts entered into with GE have been early terminated, thus extinguishing any pending performance between the parties. Therefore, CTG has recorded a loss in the amount of $ 11.4 million resulting from the write-off of the receivables associated with these contracts, which are disclosed under “Other operating expenses” in the Statement of Comprehensive Income.

NOTE 50: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduces modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA have deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 50: (Continuation)

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

As at the issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they aren’t able to provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for keeping, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 51: UPDATE WORK OF TECHNOLOGY 2015-2016 CPB

During the September-December 2015 and March-June 2016 periods, CPB expects to conduct major maintenance works of generating units TV29 and TV30, respectively.

The work plan includes the following tasks:

(i)        Review of the whole main and ancillary equipment.

(ii)      Repair, adjustment and replacement of spare parts.

(iii)     Evaluation of possible component replacements (purchase of spare parts).

The correct execution of this task will allow for greater availability and the proper safeguarding of generating units.

Below is a detailed description of the main hirings made:

Project	Scope	Status	Contractor
Boiler	Overhaul, upgrade and refurbishment. Spare parts and services	Launched (Kick off meeting)	ALSTOM
Control System	Overhaul, upgrade and refurbishment of power, protections and boiler control systems (BMS, exciter, protection relays, turbine control systems, others)	Launched (Kick off meeting)	ABB
Turbine & Generator	Turbine and generators overhaul, upgrade and refurbishment. Spare parts.	Purchased	SERVICE SKLAD
Ancillary	Water pumps, valves, batteries, motors and switches fans. Parts, Installation and Maintenance Services.	Purchased / Awarded	DIVERS

At these financial statements’ issuance date, the amounts committed under the executed agreements amount to US$ 53 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 52: SUBSEQUENT EVENTS

VCP and ONs of PEPASA issuance

On February 26, 2015, PEPASA issued the following financings:

-        VCP Serie 11: for a nominal value of $ 89.9 million at the fixed rate of 28% and finally maturing on 12 months  from the date of issue. Interest will be payable quarterly.

-        Corporate bonds Class 4: for a nominal value of $ 51 million, at the fixed rate of  27.48% during the first 9 months and at the Private Badlar rate plus 5% during the nine months remaining. finally maturing on August 26, 2016 and interest will be payable quarterly.

-        Corporate bonds Class 5: for a nominal value of de U$S 18.6 million converted to an initial exchange rate of $ 8.7008, at the fixed rate of 5% and finally maturing on November 26, 2016. Interest will be payable quarterly.

On April 30, 2015, PEPASA issued the following financing:

 -       Series 12 VCPs: for a face value of Ps. 137 million, accruing interest at a 28.5% annual nominal fixed rate and maturing 360 calendar days from their issuance date. Interest will be payable on a quarterly basis.

 -       Class 6 Corporate Bonds: for a face value of $ 49.9 million, at a 27.25% % annual nominal fixed rate during the first 9 months and at the Badlar rate plus a 4.5% spread during the remaining 9 months. Bonds will mature on October 30, 2016, and interest will be payable on a quarterly basis.

 Furthermore, PEPASA has cancelled Series 8 VCPs for a face value of Ps. 122.9 million, Ps. 7.5 million and Ps. 7.9 million of which have been exchanged with the subscription of Series 12 VCPs and Class 6 Corporate Bonds respectively.

SE Resolution 32/15

On March 13, 2015, the Official Gazette published SE Resolution 32/15. The provisions of such Resolution and the impact thereof have been described in Note 2.

Study, Review and Inspection of Works in Public Spaces Fees (TERI)

At the date of issuance of these financial statements, Edenor has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 35.8 million for this concept.

In Edenor’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of Edenor as well as its external legal advisors believe that there exist good reasons to support Edenor’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 52: (Continuation)

Exceptional recognition not regarded as a salary item of Edenor

On January 13, 2015, the Labor and Social Se curity Ministry issued Resolution No. 47/15 pursuant to which Edenor is instructed to pay, on a one-time and extraordinary basis, to its employees who are represented by the Sindicato de Luz y Fuerza an amount not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 8,000 that Edenor paid in two payments of $ 4,000 made on January 20 and February 20, 2015, respectively.

Moreover, it was the Management’s decision to extend this measure to all Edenor employees.

Issuance of Corporate Bonds of CTG

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent in other currencies) on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of Ps. 91 million with an 18-month maturity date and accruing interest at a 28% annual nominal fixed rate during the first nine months and at the Private Badlar rate plus a 500 basis points spread during the remaining nine months. Interest will be payable on a quarterly basis.

The funds collected from this issuance have been destined to pay off the principal and interest of Class 4 Corporate Bonds and the partial early cancellation of the financial loan mentioned below.

On March 20, 2015, CTG executed the total early cancellation of the syndicated loan for an amount equivalent to Ps. 58.8 million with part of the net funds resulting from the issuance of Class 6 Corporate Bonds and own funds.