Form 20-F
period 2015-12-31
Pampa Energy Inc.
filed 2016-05-02
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number: 001- 34429

PAMPA ENERGíA S.A.

(Exact name of registrant as specified in its charter)

Pampa Energy Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of principal executive offices)

Gerardo Carlos Paz

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

1,695,859,459 shares of common stock, par value Ps. 1.00 per share

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

☐ Item 17	☐Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

i

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	9
Item 2.	Offer Statistics and Expected Timetable	9
Item 3.	Key Information	9
	Selected Financial Data	9
	Exchange Rates	11
	Risk Factors	13
Item 4.	Information on the Company	50
	History and Development of the Company	50
	Our Business	50
	The Argentine Electricity Sector	110
Item 4A.	Unresolved Staff Comments	140
Item 5.	Operating and Financial Review and Prospects	140
Item 6.	Directors, Senior Management and Employees	216
Item 7.	Major Shareholders and Related Party Transactions	228
Item 8.	Financial Information	230
	Consolidated Financial Statements	230
	Legal Proceedings	230
	Dividends	240
Item 9.	The Offer and Listing	241
	Trading History	241
	The Argentine Securities Market	243
Item 10.	Additional Information	246
	Memorandum and Articles of Association	246
	Material Contracts	246
	Exchange Controls	246
	Taxation	249
	Dividends and Paying Agents	253
	Documents on Display	254
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	255
Item 12.	Description of Securities Other than Equity Securities	260
	Description of American Depositary Shares	260

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	262
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	262
Item 15.	Controls and Procedures	262
Item 16A.	Audit Committee Financial Expert	263
Item 16B.	Code of Ethics	263
Item 16C.	Principal Accountant Fees and Services	263
Item 16D.	Exemptions from the Listing Standards for Audit Committees	264
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	264
Item 16F.	Change in Registrant’s Certifying Accountant	264
Item 16G.	Corporate Governance	265
Item 16 H.	Mine Safety Disclosure	270

PART III
Item 17.	Financial Statements	271
Item 18.	Financial Statements	271
Item 19.	Exhibits	271
	Index to Financial Statements	F1

PRESENTATION OF INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the notes thereto (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report. Specially, with respect to Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“ Transener”) and Transportadora de Gas del Sur S.A. (“TGS”), given that the stake in such companies constitutes an interest in a joint venture and associate, respectively, they are not consolidated and they are measured under the equity method of accounting in the Consolidated Financial Statements.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). This annual report along with the Consolidated Financial Statement included herein have been approved by resolution of the Board of Directors’ meeting of the Company held on April 27, 2016.

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

Our significant acquisitions include Electricidad Argentina S.A. (“EASA”) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”); Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Central Piedra Buena S.A. (“Piedra Buena” or “CPB”) generation facilities; the assets comprising Central Térmica Loma de la Lata S.A. (“Loma de la Lata” or “CTLL”) in May 2007; Pampa Inversiones S.A. (“PISA” or “Pampa Inversiones”) in January 2007; a direct interest in Central Térmica Güemes S.A. (“Güemes” or “CTG”); a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (under the company Hidroeléctrica los Nihuiles S.A. (“HINISA”)) and Hidroeléctrica Diamante (under the company Hidroeléctrica Diamante S.A. (“HIDISA”)), respectively, a direct interest in Petrolera Pampa S.A. (“Petrolera Pampa”) in February 2009; and a  joint controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Transener.

Recent Developments

Authorization of the merger among CTG, EGSSAH and EGSSA

On September 27, 2013, the boards of directors of CTG, EGSSA Holding S.A. (“EGSSAH”) and Emdersa Generación Salta S.A. (“EGSSA”) resolved that it would be beneficial for these companies if they were merged into a single company, where CTG would be the surviving company and EGSSAH and EGSSA the merged companies. The purpose of the merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. For accounting, fiscal and legal purposes, the effective corporate reorganization date was retroactive to October 1, 2013.  As a result of this merger, as EGSSAH was a public company, having its shares listed in the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market” or “MERVAL”), CTG as the surviving company requested the relevant authorities for its shares to be listed in the Buenos Aires Stock Market.  In November 2015, the approvals of the relevant authorities were granted and CTG’s shares were listed in the Buenos Aires Stock Market.  For more information please see “Item 4. Our Business—Generation Business—Güemes—History.”

CTG and ENDISA

On November 18, 2015, the board of directors of CTG and Energía Distribuída S.A. (“ENDISA”) resolved that it would be beneficial for these companies to merge into a single company, where CTG would be the surviving company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 4, 2016, and in connection with the required procedures, the board of directors of ENDISA and CTG approved the special financial statements required for the merger, the preliminary merger agreement executed between CTG and ENDISA, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the merger will be effective from January 1, 2016. On April 14 and April 21, 2016, the shareholders of CTG and ENDISA, respectively, approved the merger and all of its documentation. On March 8, 2016, the administrative approvals of the CNV and the BCBA were requested, which, as of the date of this annual report have not been granted. Also, as of the date of this annual report, the definitive merger agreement had not been executed and, therefore, the approvals of the provincial authorities and of the IGJ are still pending.

If the approvals of the merger are not be obtained, the Company does not expect significant negative effects arising as a consequence thereof, due to the fact that CTG and ENDISA were consolidated before the merger and will continue to be consolidated after it.

CIESA Transaction – Assignment of ICSID Claim

Pursuant to a Call Option Agreement (the “Call Option Agreement”) dated March 11, 2011,entered into by and among the Company, Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II), on such date, the Company purchased an option for U.S.$ 1.0 million, exercisable at any time during a period of 18 months thereafter, to acquire the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Arbitration”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes (the “ICSID”) of the World Bank (the “ICSID Claim”) for freezing and pesifing U.S. dollar-based gas transportation tariffs in violation of certain provisions of the bilateral investment treaty between the United States and Argentina (see “Item 3. -Risk Factors – Our Generation Business”).  On October 6, 2011 the Company exercised the option and, therefore, in consideration of the amount of U.S.$ 25 million acquired the rights over the ICSID Claim  to control, suspend and waive the Arbitration proceedings against the Republic of Argentina pursuant to the Call Option Agreement.

On November 20, 2012, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC (two subsidiaries of Pampa Inversiones) entered into an assignment agreement with Enron Creditors Recovery Corp., Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C., and Citibank N.A., pursuant to which (i) Enron Creditors Recovery Corp. transferred all of its right, title and interest in and to the general partnership interest in Ponderosa Assets L.P. to Ponderosa Assets Holding I LLC, and (ii) each of Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C. and any other relevant affiliate of Enron Creditors Recovery Corp. transferred all of its rights, title and interest in and to the limited partnership interests in Ponderosa Assets L.P. to Ponderosa Assets Holding II LLC. As a consequence thereof, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC became the owners of Ponderosa Assets L.P., which is the formal plaintiff under the ICSID Claim.

On October 7, 2015, pursuant to the occurrence of certain events relating to an increase in TGS’s tariff that was a condition under a loan granted from TGS to the Company for U.S.$. 26 million, the Company assigned to TGS, all its rights and obligations under the ICSID Claim to cancel the amounts owed under the loan. For further information please see “Item 5. – Operating and Financial Review and Prospects – Debt.”

Execution of Warrants

On September 27, 2006, we executed the Opportunities Assignment Agreement with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (the “Key Executives”.  As amended, the Opportunities Assignment Agreement provided that, until September 28, 2014, these four individuals were obliged to offer to us on a priority basis any investment opportunity relating to assets and opportunities in the energy sector (including electricity, oil and gas and alternative energies) in all the stages of its production and commercialization in or outside Argentina that each of these four individuals or all of them as a group may identify, provided that such investment was within our financial possibilities.

As consideration for Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres’ agreeing to offer to us the investment opportunities mentioned above, our shareholders approved the issuance of certain warrants to these four individuals on June 16, 2006.  Such warrants were issued to these individuals on September 27, 2006.  As amended, the warrants agreements provide that the warrants shall confer to the Key Executives (or any company controlled by any of them that holds such warrants), on their respective exercise date, the right to subscribe for shares of our common stock representing 20% of our capital stock before the execution of the warrants.  The warrants were issued in three series divided into three equal parts (Series I, II and III).

Series I, Series II and Series III warrants vested by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014.  The exercise period for such warrants was 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants was U.S. $ 0.27.

On November 23, 2015, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”) notified us, on behalf of the holders of the warrants, of their decision to exercise, the outstanding warrants, which granted them the right to subscribe 381,548,564 of our shares of our common sotck.  The aggregate exercise price of the warrants paid by the Key Executives was U.S.$ 103,018,112, which was payable to us in Pesos as provided in the warrant agreements. As a consequence, we issued the underlying amount of new shares of our common stock, of which (i) a portion was sold in the form of ADSs in a public offering, and (ii) the remainder was delivered to the holders of warrants in the form of ADSs.

After the exercise of the warrants and the issuance of the shares, the new shares represent a 22.5% of our capital stock. This capital increase, as well as the public offering and listing of the shares issued, had been duly authorized by the Argentine National Exchange Commission and the Buenos Aires Stock Exchange.

Legal proceedings involving the Loma de la Lata Project

In 2007, Loma de la Lata entered into certain agreements in order to procure and build an expansion of its Loma de la Lata Power Plant through the conversion to a combined cycle by adding three heat recovery steam generators and one steam turbine of 178MW (the “Loma de la Lata Project” or the “Expansion”). For such purpose, on September 6, 2007 Loma de la Lata entered into (i) a construction turnkey contract (as amended, the “Construction Agreement”) with a joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively, the “Builder” or “Contractor”), and (ii) a contract to supply materials, equipment and spare parts from abroad in connection with the project (as periodically amended, the “Supply Agreement”, and together with the Construction Agreement, the “Project Agreements”) with a Joint Venture formed under Law No.18/1.982 of Spain between Isolux Ingeniería SA and Tecna Proyectos y Operaciones S.A. (the “Supplier” and, together with the Builder, the “Project Counterparties”).

As a consequence of the delays in the Loma de la Lata Project, the lower power of the steam turbine installed, and certain defaults of the Project Counterparties in their obligations assumed under the Project Agreements, Loma de la Lata, in exercise of its contractual rights, required of the Project Counterparties the payment of the penalties for the delays established in the Construction Agreement and of damages for the other breaches. Both requirements were rejected, and Loma de la Lata executed the bank guarantees issued under the Project Agreements.

In this context, in 2011, the International Chamber of Commerce Secretary, notified Loma de la Lata that an arbitration request had been filed by the Contractor.

On December 30, 2011, Loma de la Lata rejected before the Court of the International Chamber of Commerce the claim of the Contractor and filed a counterclaim with respect to the Project Counterparties for the integral recovery of the damages caused as a consequence of both parties defaults under the Project Agreements.

                On March 27, 2013, the parties filed their respective briefs of their claims (the Contractor for the amount of U.S.$ 97,546,030.40 and Loma de la Lata for the amount of U.S.$ 228,245,293.), presenting the corresponding evidence. On July 26, 2013, the parties submitted their respective responses, and on October 15, 2013, they submitted their last responses before the hearings. Such hearings took place in March 2014 and in May 2014 where the parties submitted their final allegations.

On June 11, 2015, the arbitral award on this dispute was issued in which, (i) breaches by the Project Counterparties were acknowledged, (ii) the Project Counterparties were ordered to pay for the damages to Loma de la Lata an amount of U.S.$ 49.3 million, and (iii) such amount was offset with certain credits of the Project Counterparties against Loma de la Lata, which resulted in a final amount due by the Project Counterparties to Loma de la Lata of U.S.$15.1 million (the “Arbitral Award”).

On December 3, 2015, Loma de la Lata and the Project Counterparties entered into an agreement to comply with the Arbitral Award, pursuant to which the Project Counterparties agreed to pay Loma de la Lata an amount of U.S.$. 15.3 million, in four different installments, the first three of U.S.$. 4 million and the last one of U.S.$. 3.3 million, each to be due on December 12, 2015, January 30, 2016, February 27, 2016 and March 30, 2016, respectively (the “Payment Agreement”). The Payment Agreement is governed under the laws of Spain and the parties agreed to submit any dispute the jurisdiction of the courts of Spain.

The Project Counterparties breached the Payment Agreement by failing to timely pay the installments of the Payment Agreement. Loma de la Lata initiated the enforcement of the Payment Agreement before the courts of Spain As of the date of this annual report, Loma de la Lata had received the full amount under the Payment Agrement which amounted to U.$.S15.7 million, including interests and costs, the first week of May, 2016. For further information please see “Item 8. – Legal Proceedings involving Loma de la Lata.”

Potential acquisition of Petrobras Argentina S.A.

                The Company and Petroleo Brasileiro S.A. (“Petrobras Brasil”) are in negotiations for the acquisition by the Company of 67.2% of the capital stock and voting rights of Petrobras Argentina S.A. (“Petrobras”) owned by Petrobras Participaciones S.L., a wholly owned subsidiary of Petrobras Brasil (the “Petrobras Acquisition”).

                On March 1, 2016, the Company and Petrobras Brasil executed an Exclusivity Agreement, pursuant to which the parties agreed to a 30-day exclusivity period, which was extended until May 1, 2016, to continue their advanced negotiations in connection with the Petrobras Acquisition.

                The consummation of the Petrobras Acquisition is subject to the successful completion of the negotiation of the terms and conditions and the execution of definitive documents relating to such transaction, and the approval of such terms, conditions and documents by the corporate bodies of Petrobras Brasil and the Company. The closing of the Petrobras Acquisition will also be subject to the satisfaction of conditions precedent usual and customary for transactions of this nature, including regulatory approvals, to be included in the definitive documents. As of the date of this annual report, the parties are still negotiating the terms and conditions of the Petrobras Acquisition.

Potential sale of our indirect stake in Transportadora de Gas del Sur

As part of the Company’s ongoing evaluation of its corporate strategy, including the potential acquisition of new assets, on March 9, 2016, its Board of Directors approved the commencement of negotiations regarding the sale of the Company’s indirect stake in TGS. For a brief description about TGS, please see “Item 4. – Our Business – TGS”.

On April 22, 2016, the Company agreed with Harz Energy, a subsidiary of Grupo Neuss (the “Potential Buyer”) a 45-day exclusivity period to complete the sale of the Company’s indirect stake in TGS. The Company and the Potential Buyer agreed certain terms and commercial conditions including (i) as consideration for granting to the Potential Buyer the exclusivity period, the Potential Buyer paid to the Company U.S.$ 3.0 million which would be deemed as an advance payment of a portion of the purchase price; and (ii) in the event that the sale of TGS to the Potential Buyer is completed, the purchase price will be U.S.$ 250 million.

Acquisition of Greenwind S.A – Eolic Project

In order to continue expanding the Company’s generation business, on April 18, 2016, Loma de la Lata acquired 100% of the capital stock and shares of Greenwind S.A. (“Greenwind”), for an amount of U.S.$ 2.1 millon. Greenwind is a company incorporated under the laws of Argentina whose purpose is to develop an eolic project named “Corti” which will consist of a wind farm with a 100MW capacity, located in Bahía Blanca, Province of Buenos Aires. For such purpose, Greenwind has a legal right of use and profit from the 1,500 hectare and a wind measurement for a 4 year period.

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

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, we have converted certain amounts included in “Item 3.  Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2015, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2015 of U.S. $1.00 = Ps. 12.99, unless otherwise indicated.  These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.  On April 19, 2016, the exchange rate was Ps. 14.19, to U.S.$ 1.  As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  For more information regarding historical exchange rates, see “Item 3.  Key Information-Exchange Rates.”

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

•         the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to the government future approvals to increase or otherwise adjust such tariffs;

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

Item 2.             Offer Statistics and Expected Timetable

                        Not applicable.

Item 3.             Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the five-year period ended December 31, 2015. The selected consolidated statement of comprehensive income (loss) and statement of cash flow data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position as of December 31, 2015 and 2014, have been prepared in accordance with IFRS as issued by the IASB and, with the exception of the financial data as of December 31, 2011, 2012 and 2013, have been derived from our Consolidated Financial Statements included elsewhere in this annual report.  The financial data as of December 31, 2011, 2012 and 2013, is derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	At December 31,
	2015	2015	2014	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	17,237,795	223,918,951	226,894,893	188,644,285	192,315,761	222,219,616
Investments in associates	9,487,092	123,237,325	133,169,584	134,774,654	132,546,155	130,251,204
Property, plant and equipment	1,116,890,152	14,508,403,073	9,218,099,975	6,902,661,359	6,019,372,559	5,847,071,944
Intangible assets	56,517,928	734,167,886	872,384,099	901,846,313	1,798,492,198	1,791,802,004
Biological assets	142,700	1,853,667	1,894,481	1,935,296	1,976,109	1,935,511
Financial assets at fair value through profit and loss	198,474,419	2,578,182,705	963,012,962	432,729,855	303,792,067	553,768,412
Deferred tax asset	4,024,631	52,279,953	93,681,916	63,214,262	87,532,301	116,574,172
Trade and other receivables	90,022,886	1,169,397,290	954,842,893	366,685,679	421,117,506	342,191,671
Total non-current assets	1,492,797,602	19,391,440,850	12,463,980,803	8,992,491,703	8,957,144,656	9,005,814,534
Current assets:
Infrastructure under construction	-	-	-	-	84,465,694	45,504,000
Biological assets	18,888	245,361	198,470	564,431	497,255	99,003
Inventories	17,356,643	225,462,790	135,570,860	114,615,289	107,342,562	60,421,699
Financial assets at fair value through profit and loss	314,166,244	4,081,019,508	1,028,577,127	844,259,368	236,646,460	172,193,934
Trade and other receivables	379,880,333	4,934,645,531	2,903,411,995	2,256,967,076	1,541,543,369	1,373,557,822
Derivatives financial instruments	15,177	197,150	-	-	-	1,315,707
Cash and cash equivalents	39,768,893	516,597,918	335,234,106	341,668,865	156,647,001	245,623,669
Total current assets	751,206,178	9,758,168,258	4,402,992,558	3,558,075,029	2,127,142,341	1,898,715,834
Assets classified as held for sale	-	-		11,987,500	235,196,934	1,183,952,808
Total assets	2,244,003,780	29,149,609,108	16,866,973,361	12,562,554,232	11,319,483,931	12,088,483,176
Shareholders´ equity
Share capital	130,551,152	1,695,859,459	1,314,310,895	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital	94,802,407	1,231,483,268	342,984,871	263,489,911	1,018,352,216	1,536,759,469
Legal reserve	3,961,675	51,462,158	14,304,190	-	-	27,396,793
Voluntary rerserve	75,271,824	977,780,998	271,779,611	-	-	-
Reserve for directors’ options	-	-	266,060,067	259,351,053	250,405,701	241,460,349
Retained earnings (Accumulated losses)	235,957,615	3,065,089,423	743,159,355	286,083,801	(771,796,574)	(667,906,366)
Other comprehensive loss	(2,393,087)	(31,086,202)	(32,191,096)	(24,385,321)	(10,753,372)	(12,650,920)
Equity attributable to owners of the company	538,151,586	6,990,589,104	2,920,407,893	2,098,850,339	1,800,518,866	2,439,370,220
Non-controlling interest	107,052,282	1,390,609,148	633,431,122	775,971,764	529,796,278	1,327,964,340
Total equity	645,203,869	8,381,198,252	3,553,839,015	2,874,822,103	2,330,315,144	3,767,334,560
Non-current liabilities:
Trade and other payables	207,757,502	2,698,769,957	1,909,433,852	1,295,851,077	2,230,282,210	1,568,886,646
Borrowings	514,607,101	6,684,746,241	3,786,988,603	2,924,530,436	2,218,483,028	2,487,650,894
Deferred revenue	11,841,095	153,815,820	109,089,120	33,665,717	264,427,265	174,796,000
Salaries and social security payable	6,161,612	80,039,338	62,858,307	25,959,305	17,460,281	23,584,607
Defined benefit plans	20,358,342	264,454,859	196,587,957	136,521,808	120,902,649	103,634,036
Deferred tax liabilities	45,541,805	591,588,053	470,584,488	416,561,631	625,429,965	821,124,172
Taxes payable	29,904,773	388,463,004	281,231,713	150,095,508	61,545,202	45,675,917
Provisions	24,155,425	313,778,975	119,527,656	91,464,804	86,409,533	69,975,102
Total non-current liabilities	860,327,656	11,175,656,247	6,936,301,696	5,074,650,286	5,624,940,133	5,295,327,374
Current liabilities:
Trade and other payables	512,123,588	6,652,485,409	4,536,471,292	3,098,555,391	1,687,978,624	1,082,963,093
Borrowings	100,666,888	1,307,662,872	783,583,090	753,571,799	790,916,969	893,801,060
Deferred revenue	58,790	763,684	763,684	-	-	-
Salaries and social security payable	68,280,817	886,967,815	725,274,898	501,445,076	447,870,658	324,900,133
Defined benefit plans	3,548,066	46,089,380	26,759,690	8,552,119	21,846,945	14,888,746
Taxes payable	46,967,858	610,112,473	231,928,622	239,718,270	248,119,227	196,282,111
Derivatives financial instruments	1,391,948	18,081,410	47,880,462	-	-	-
Provisions	5,434,301	70,591,566	24,170,912	11,239,188	11,659,708	11,399,017
Total current liabilities	738,472,256	9,592,754,609	6,376,832,650	4,613,081,843	3,208,392,131	2,524,234,160
Liabilities associated to assets classified as held for sale	-	-	-	-	155,836,523	501,587,082
Total liabilities	1,598,799,912	20,768,410,856	13,313,134,346	9,687,732,129	8,989,168,787	8,321,148,616
Total liabilities and equity	2,244,003,780	29,149,609,108	16,866,973,361	12,562,554,232	11,319,483,931	12,088,483,176

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2015 have been translated into U.S.$ at the average between the purchase and seller exchange rate for U.S. $ quoted by Banco Nación on December 31, 2015 of Ps. 12.990 to U.S.$1.00.  See “Item 3. - Key Information—Exchange Rates.”

	For the year ended December 31,
	2015	2015	2014	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	551,253,382	7,160,781,433	6,204,645,511	5,334,993,550	6,695,364,819	5,229,666,000
Cost of sales	(546,019,287)	(7,092,790,535)	(6,029,079,708)	(5,603,274,246)	(6,355,771,263)	(4,726,852,788)
Gross profit	5,234,095	67,990,898	175,565,803	(268,280,696)	339,593,556	502,813,212
Selling expenses	(74,879,294)	(972,682,033)	(713,360,347)	(634,221,473)	(414,002,396)	(282,577,570)
Administrative expenses	(95,410,783)	(1,239,386,075)	(837,458,716)	(563,852,810)	(463,317,509)	(379,815,207)
Other operating income	72,415,553	940,678,036	311,975,857	466,220,030	196,418,100	132,580,010
Other operating expenses	(58,075,554)	(754,401,446)	(447,074,876)	(204,039,316)	(203,949,959)	(134,804,547)
Reversal of impairment of property, plant and equipment	1,944,569	25,259,957	88,406,704	-	-	-
Impairment of property, plant and equipment	-	-	-	-	(108,283,569)	(557,668,671)
Share of profit (loss) of joint ventures	714,224	9,277,768	34,208,368	(4,799,349)	(31,020,306)	(14,605,490)
Share of (loss) profit of associates	(764,608)	(9,932,259)	(1,605,070)	2,228,499	2,294,951	19,779,284
Impairment of intangible assets	-	-	-	-	-	(90,056,095)
Profit of acquisition of subsidiaries	-	-	-	-	-	505,936,374
Operating loss before higher costs recognition and SE Resolution No. 32/15	(148,821,798)	(1,933,195,154)	(1,389,342,277)	(1,206,745,115)	(682,267,132)	(298,418,700)
Income recognition on account of the RTI - SE Resolution No. 32/15	386,844,783	5,025,113,729	-	-	-	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	42,455,615	551,498,435	2,271,926,952	2,933,051,544	-	-
Operating profit (loss)	280,478,600	3,643,417,010	882,584,675	1,726,306,429	(682,267,132)	(298,418,700)
Financial income	26,830,464	348,527,733	440,541,774	336,295,165	143,263,842	92,803,259
Financial cost	(96,790,977)	(1,257,314,794)	(1,113,228,906)	(813,875,720)	(501,942,312)	(417,859,940)
Other financial results	130,944,651	1,700,971,014	420,055,021	(519,261,217)	(203,001,724)	(142,516,846)
Financial results, net	60,984,138	792,183,953	(252,632,111)	(996,841,772)	(561,680,194)	(467,573,527)
Profit (Loss) before income tax	341,462,738	4,435,600,963	629,952,564	729,464,657	(1,243,947,326)	(765,992,227)
Income tax	(45,171,436)	(586,776,949)	(100,412,278)	12,178,991	133,311,022	36,912,458
Profit (Loss) for the year from continuing operations	296,291,302	3,848,824,014	529,540,286	741,643,648	(1,110,636,304)	(729,079,769)
Discontinued operations	-	-	-	(126,858,328)	31,066,521	(90,851,233)
Total Profit (Loss) of the year	296,291,302	3,848,824,014	529,540,286	614,785,320	(1,079,569,783)	(819,931,002)

Total Profit (Loss) of the year attributable to:
Owners of the company	235,957,615	3,065,089,423	743,159,355	286,083,801	(649,694,254)	(741,395,337)
Non - controlling interest	60,333,687	783,734,591	(213,619,069)	328,701,519	(429,875,529)	(78,535,665)
Basic earnings (loss) per share from continuing operations	0.1752	2.2760	0.5654	0.2829	(0.5133)	(0.5297)
Diluted earnings (loss) per share from continuing operations	0.1752	2.2760	0.5082	0.2829	(0.5133)	(0.5297)
Basic (loss) earnings per share from discontinued operations	-	-	-	(0.0652)	0.0190	(0.0344)
Diluted (loss) earnings per share from discontinued operations	-	-	-	(0.0652)	0.0186	(0.0344)
Dividends per share (2)	-	-	-	-	-	0.0138
Basic earning (loss) per ADS (2) from continuing operations	0.0070	0.0910	0.0226	0.0113	(0.0205)	(0.0212)
Diluted earning (loss) per ADS (2) from continuing operations	0.0070	0.0910	0.0203	0.0113	(0.0205)	(0.0212)
Basic (loss) earning per ADS (2) from discontinuing operations	-	-	-	(0.0026)	0.0008	(0.0014)
Diluted (loss) earning per ADS (2) from discontinuing operations	-	-	-	(0.0026)	0.0007	(0.0014)
Dividends per ADS (3)	-	-	-	-	-	0.0006
Weighted average amount of outstanding shares	103,673,317	1,346,716,389	1,314,310,895	1,314,310,895	1,314,310,895	1,314,310,895

CASH FLOW DATA
Net cash generated by operating activities	352,629,902	4,580,662,424	2,574,156,965	1,656,196,597	1,198,056,614	1,063,758,464
Net cash used in investing activities	(547,692,154)	(7,114,521,077)	(2,472,053,463)	(1,456,587,868)	(903,135,054)	(1,657,527,373)
Net cash generated by (used in) financing activities	203,029,408	2,637,352,005	(147,688,277)	(76,931,201)	(542,226,508)	383,135,512

(1) Solely for the convenience of the reader, Peso amounts as of December 31, 2015 have been translated into U.S.$ at the average between the purchaser and seller exchange rate for U.S.$ quoted by Banco Nación on December 31, 2015 of Ps. 12.990 to U.S.$ $1.00.  See “Item 3. - Key Information—Exchange Rates.”

(2) Each ADS represents 25 common shares.

(3) In 2010, we declared advance dividends of Ps. 18.1 million, an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In March 2011, we paid those dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax

EXCHANGE RATES

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

(3)   Represents the average of the lowest and highest daily rates from April1 through April 19, 2016.

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

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services.  Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effect of the economic crisis on our customers and on us cannot be predicted.  Weak global and local economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results. Weak global and local economic conditions could lead to reduce demand or lower prices for energy, which could have a negative effect on our revenues. The financial and economic situation in Argentina or other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers.  A similar global or regional financial crisis in the future could limit our ability to access credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth” above). For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation.  Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, the confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         The gross domestic product (“GDP”) growth has declined, and previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine Government;

•         Argentina’s public debt as a percentage of GDP remains high, the availability of long-term credit is scarce and international financing remains limited;

•         continued increases in public expenditure could result in fiscal deficits and affect economic growth;

•         inflation remains high and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         a significant number of protests or strikes could take place, as they have in the past, which could adversely affect various sectors of the Argentina economy;

•         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

•         unemployment and informal employment remains high; and

•         in the climate created by the above-mentioned conditions, demand for foreign currency has grown, generating a capital flight effect to which the Fernández de Kirchner administration reacted in the past with regulations and currency exchange transfer restrictions.

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

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain, but likely to be material

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina.  The Macri administration assumed office on December 10, 2015, and is expected to adjust longstanding fiscal and monetary policies that have resulted in recurrent public sector deficits, inflation and pervasive foreign exchange controls and limited foreign investment.

Since assuming office, the Macri administration has announced and already implemented several significant economic and policy reforms, including:

•         Electricity system state of emergency and reforms.  The Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity.  In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the ME&M increased electricity rates for the wholesale market for purchases made between February 1 and April 30, 2016.   This increase is expected to be used to reduce subsidies to the sector. Also, through various Resolutions the Argentine Government has increased the tariff for generators and distributors, as described in this annual report (i.e.,ENRE Resolution No. 1/2016 and SEE Resolution No. 22/2016).

  INDEC reforms.  In light of questions raised by the International Monetary Fund (“IMF”) regarding the reliability of the information produced by the INDEC, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC.  It is expected that the INDEC will implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of these reforms.  On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC has ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, the INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy and public accounts.

  Foreign exchange reforms.  In addition, the Macri administration implemented certain reforms to the foreign exchange market regulatory framework that provide greater flexibility and easier access to the foreign exchange market.  The principal measures adopted as of the date of this annual report include: (i) the elimination of the requirement to register foreign exchange transactions in the Argentine Tax Authority’s (“AFIP”) database; (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free‑floating foreign exchange market (the “MULC”); (iii) the reestablishment of the U.S.$2.0 million monthly limit per resident on the creation of offshore assets; (iv) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows; (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be maintained in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount; and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on December 17, 2015, following the announcement of the lifting of a significant portion of exchange restrictions, the Peso depreciated approximately 36% against the U.S. Dollar.  The exchange rate published by Banco Nación as of April 19, 2016, was Ps. 14.19 to U.S.$1.00.

  Foreign trade reforms.  The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5% to 30%.  Further, the 5% export duty on most industrial exports and export duties on mining exports were eliminated.  With respect to payments of existing debts for imports of goods and services, the Macri administration announced the gradual elimination of amount limitations for access to the MULC and eliminated the amount for any new transactions.  As of December 17, 2015, the amount limitations for such existing debt transactions are expected to gradually decrease and be eliminated in June 2016.

  Financial Policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with holdout creditors.  See “—Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”

As of the date of this annual report, the impact that these measures and any future measures taken by the Macri administration will have on the Argentine economy as a whole, and the electricity sector in particular, cannot be predicted.  While we believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm our business.  In addition, there is uncertainty as to which measures announced during the Presidential campaign by the Macri administration will be taken and when.  Since assuming office, the Macri administration has begun reviewing certain public employee contracts in several sectors and reformed energy and gas sector tariffs. However, we cannot predict how the Macri administration will address certain other political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the impact that any measures related to these matters that are implemented by the Macri administration will have on the Argentine economy as a whole.  In addition, political parties opposed to the Macri administration retained a majority of the seats in the Argentine Congress in the recent elections, which will require the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty as to the ability of the Macri administration to pass any measure which it may expect to implement.  Political uncertainty in Argentina relating to the measures to be taken by the Macri administration in respect of the Argentine economy could lead to volatility in the market prices of securities of Argentine companies, such as ours. We cannot assure you the impact that these measures or any future measures taken by the Macri administration will have on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 10.6% in 2013, 21.4% in 2014 and 11.9% in the ten-month period ended October 31, 2015.  The wholesale price index (“WPI”) increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015.  In November 2015, the INDEC suspended the publication of the consumer price index (the “CPI”) and the WPI.  See “—The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below.  The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impacting employment and the level of economic activity and employment and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing inflationary environment could undermine our results of operations adversely affect our ability to finance the working capital needs of our businesses on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, may limit our ability to access credit and the capital markets

In January 2007, INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Since then, through 2015, the credibility of the CPI, as well as other indexes published by the INDEC have been called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system.  However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represented the first national indicator to measure changes in prices of final consumption by households. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Using this new methodology, the consumer price index rose to 11.9% in the ten-month period ended October 31, 2015. Although this new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy.The Macri administration has released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis and is currently working on a new inflation index.  According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2% and 2.7%, in December 2015, January 2016 and February 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1% and 4.0%, in December 2015, January 2016 and February 2016, respectively.

No official inflation data has been released since the new INDEC authorities have taken charge, and there is uncertainty regarding current rates of inflation.

The discontinuation of the publication of indices by the INDEC has generated uncertainty in Argentina’s economy, and any future required correction or restatement of the INDEC indices could result in a decrease in confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

Economic policy measures adopted by the Argentine Government, may continue to prevent Argentine companies such as us from accessing the international capital markets or make the terms of any such transactions less favorable than those provided to companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001.  As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.

Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany, and Japan.  These lawsuits generally assert that Argentina failed to make timely payments of interest or principal on their bonds, and seek judgments for the face value of or accrued interest on those bonds.  Judgments have been issued in numerous proceedings in the United States and Germany, but to date creditors have not succeeded, with a few minor exceptions, in executing on those judgments.

In February 2012, plaintiffs in 13 actions in New York, involving claims for U.S.$ 428 million in principal, plus interest, obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers (“Exchange Bonds”) unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non‑performing bonds.  The U.S. district court order was stayed pending appeals.  The Second Circuit Court of Appeals confirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014.  Additionally, in 2015, plaintiffs that had obtained pari passu injunctions amended their complaints to include claims that Argentina’s servicing of more recently issued BONAR 2024 bonds, as well as all external indebtedness in general, would violate the pari passu clause.  The U.S. district court has not ruled on these new claims and discovery among the parties remains ongoing.  On October 30, 2015, the U.S. district court issued new pari passu injunctions, substantially identical to the ones already in effect, in 49 additional proceedings, involving claims for over U.S.$ 2.1 billion under the 1994 FAA, plus billions more in pre- and post-judgment interest.  On November 10, 2015, Argentina appealed the decision.

In 2014, the Argentine Government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine government on debt other than the Exchange Bonds and the independence of the Central Bank.

The Macri administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions:  first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA, and second, the full payment to holders of pari passu injunctions with whom the Argentine Government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. The U.S. district court’s order has been appealed and on April 13, 2016 was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. As of the date of this annual report, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.  The lifting of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events paved the way for the Argentine Government to regain access to the international capital markets, with an issue of U.S.$.16.5 billion aggregate principal amount of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016 and the pari passu injunctions were vacated.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations.  The devaluation of the Argentine Peso could have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the peso lost more than 30% of its value with respect to the US Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions.  Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of April 19, 2016, the exchange rate was Ps 14.19 to U.S.$1.00.  We are unable to predict the future value of the Peso against the U.S. Dollar.  If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In response to the global economic crisis, in December 2008, Law No. 26,425 was passed, the Argentine Congress unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or the “ANSES”), and eliminating the pension and retirement system previously administered by private managers.  In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES.  Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds.  With the nationalization of Argentina’s private pension funds, the Argentine Government, through the ANSES, became a significant shareholder in many of the country’s public companies.  In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES had been prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies).  ANSES has since exercised its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies.  ANSES’s interests may differ from, or conflict with, those of the other investors in such companies.  In addition, in September 2015, Law No. 27,181 was enacted, which prohibits the sale of shares in Argentine public companies held by the Argentine Government or any other action that limits, alters or modifies the use, ownership or nature of such shares, without the prior authorization of Congress.  Additionally, Law No. 27,181 created the National Government Equity Holdings Agency (Agencia Nacional de Participaciones Estatales en Empresas), a decentralized agency operating under the scope of the Argentine Executive Branch, which is in charge of implementing any policies and actions related to the exercise by the Argentine Government of any rights arising out of the shares it holds.  As of the date of this annual report, ANSES owns shares representing 18% of our capital stock, and also owns shares of capital stock of Edenor, CTG and Transener.

Beginning in April 2012, the Fernández de Kirchner administration provided for the nationalization of YPF and imposed major changes to the legal framework in which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1,277/2012.  In February 2014, the Fernández de Kirchner administration and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares.  Such compensation amounted to U.S.$5.0 billion, payable by delivery of Argentine sovereign bonds with various maturities.  Additionally, on December 19, 2012, the Fernández de Kirchner administration issued Decree No. 2,552/2012, pursuant to which it ordered the expropriation of the Predio Rural de Palermo.  However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the enforcement of Decree No. 2,552/2012. Although the decision was appealed by the Argentine government, the Supreme Court of Justice rejected such appeal and confirmed the Federal Civil and Commercial Chamber’s injunction subject to a decision on the merits.

Notwithstanding the measures recently adopted by the Macri administration, we cannot assure you that these or other measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

During 2001 and the first half of 2002, Argentina experienced a mass withdrawal of deposits from the financial system as a result of a lack of confidence in the Argentine Government’s ability to repay its debt and sustain the parity between the Peso and the U.S. Dollar. This caused a liquidity crisis in the Argentine financial system, which led the Argentine Government to impose exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad.  After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007.  In addition to the foreign exchange restrictions applicable to outflows, in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities.  In addition, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.  The number of exchange controls introduced in the past and in particular after 2011, during the Fernández de Kirchner administration, gave rise to an unofficial U.S. Dollar trading market. The Peso/U.S. Dollar exchange rate in such market substantially differed from the official Peso/U.S. Dollar exchange rate.  See “Item 3—Key Information—Exchange Rates” and “Item 10—Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. The Macri administration recently announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several foreign entities. As a result of the measures taken under such program, the international reserves increased to US$30.0 billion as of January 30, 2016.

Notwithstanding the measures recently adopted by the Macri administration, in the future the Argentine Government could impose exchange controls, transfer restrictions or restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad.  Such measures could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs to decline.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

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

The actions taken by the Fernández de Kirchner administration to reduce imports may adversely affect our ability to access capital goods that are necessary for our operations

In 2012, the Argentine Government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allowing importers access to the foreign exchange market for the payment of such imported products and services. In 2012, the European Union, the United States of America and Japan filed claims with the World Trade Organization (“WTO”) against certain import-related requirements maintained by Argentina. Recently, the WTO found that those measures are not consistent with Argentina’s obligations under the WTO and requested removal. On December 22, 2015, through Resolution No. 3,823, AFIP removed the import authorization system in place since 2012 denominated Affidavit Advance Import (“DJAI”) and replaced it with the new Comprehensive Import Monitoring System (“SIMI”). Among other changes, local authorities must now reply to any request for approval within a ten-day period from the date in which the request is filed.

We cannot assure that the Argentine Government will not modify current export tax rates and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Application of certain laws and regulations is uncertain and could adversely affect our results of operations and financial condition.

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes implemented pursuant to the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación, each of which must hear an appeal before the matter is considered by the Supreme Court of Justice of Argentina.  In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them.  As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate government actions. Said law governs the responsibility of the Argentine Government regarding the damages that its activity or inactivity may cause to individuals’ properties or rights. Such law establishes that the Argentine Government’s responsibility is objective and direct, that the provisions of the civil and commercial codes are not applicable to the actions of the Argentine Government in a direct or subsidiary manner and that no dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. Such initiative includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; and (iv) increases fines for judicial and fiscal persons. The reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations.  An initiative to regulate questions of consumer rights was also approved, creating the Conciliación Previa en las Relaciones de Consumo (Prior Conciliatory Procedures For Consumer Relations, or the “COPREC”), where users and consumers may present claims free of charge and have them resolved within 30 days.

The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic consumer needs (“Basic Needs Goods”) and grants a broad range of powers to its enforcing agency. It also grants the enforcing agency the power to order the sale, production, distribution or delivery of Basic Needs Goods throughout the country in case of a shortage of supply.

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. The consequences of the reform and its subsequent judicial application cannot be predicted.

The long-term impact of recently adopted legislation on Argentina’s legal system and future administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted.

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

 On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the National Electricity Sector until December 31, 2017, and instructing the Ministry of Energy and Mining (“ME&M”) to adopt any measure the ME&M deems necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of, electricity.

On January 25, 2016, the ME&M issued Resolution No. 6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices depending on customers’ categories.

The ME&M, issued Resolution No. 7/2016 pursuant to which it instructed the ENRE to, among others, (i) adjust the value-added for the distribution (the “VAD”) using the transitional tariff regime included in the agreement that Edenor entered into with the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (the “Adjustment Agreement”), (ii) implement a social tariff regime and a reduction of such WEM prices for certain consumers, and (iii) effect a revision of the Integral Tariff Revision (Revisión Tarifaria Integral or “RTI”) that has to be implemented before December 31, 2016. Also the Resolution No. 7/2016 derogated the PUREE and the Secretariat of Energy’s (“SE”) Resolution No. 32/2015.

As of the date of this annual report, the Argentine Government maintains the remuneration scheme implemented for the generation segment in 2013. The last changes were implemented by the Secretariat of Energy through its Resolution No. 22/2016, dated March 31, 2016, as described in “Item 4.—The Argentine Electricity Sector—SE Resolution No. 95/2013, as amended—New price scheme and other modifications to the WEM”).

We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the measures adopted by the Argentine Government through the ME&M under the emergency declared by Decree No. 134/15, or other similar regulation that may be adopted in the future, may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

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

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis, electricity demand experienced significant growth (an increase of 8.9% from 2012 to 2015). This increase in electricity demand since 2003 reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of margins, subsidies in the energy purchase price and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso, the inflation and the pesification of the tariffs.  The executive branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers.  Further, in November 2011, the Argentine Government announced a cut in subsidies (which has not impacted our value-added for distribution, or “VAD”) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. Such cut in subsidies affected only a small portion of our customers (namely, certain industries, such as oil and gas and certain distribution areas with high purchasing power). In January 2016, the ENRE, approved a new tariff scheme for Edenor and Empresa Distribuidora Sur S.A. (“Edesur”) which included the WEM prices approved by ME&M Resolution No. 7/2016 and an increase in the VAD. In this respect, we cannot assure you that these measures or any future measures (including new increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

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

The Argentine Government and a number of provincial governments revoked certain of YPF’s (prior to its nationalization) and Petrobras Argentina S.A.’s (“Petrobras”) concessions in 2012.  Petrolera Pampa has formed partnerships in projects with proved gas reserves to be developed by major oil and gas companies, such as Ysur Energía Argentina S.R.L. (“Ysur”) (formerly Apache Energía Argentina S.R.L. or “Apache”), Petrobras and YPF and is currently negotiating agreements that involve potential oil and gas production with Petrolera Pampa as operator. See “Item 4.—Our Business—Oil and Gas—Petrolera Pampa—Petrolera Pampa’s Projects”. The termination or revocation of, or failure to obtain the extension of, a concession or permit under these projects could have a material adverse effect on Petrolera Pampa’s business and results of operations.

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

Oil and gas reserves in Argentina are likely to decline

Many oil and gas fields in Argentina are mature and without significant investment into development and exploration activities, reserves are likely to be depleted.  Such investments do not, however, guarantee the success of oil and gas activities.  Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income.  Given our strategy of investing almost exclusively in areas with proved oil and gas reserves, a decline in proved oil and gas reserves in Argentina could have an adverse effect on our business and results of operations.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The majority of the employees in the electricity sector are affiliated with labor unions.  As of December 31, 2015, approximately 81.0% of our employees were union members.  Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues.  In addition, our collective bargaining agreements generally expire after a one-year term.  We have completed salary negotiations for 2014.  We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

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

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success.  In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest.  For example, we own a  joint controlling interest in Citelec, the holding company of Transener, our transmission company, where we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (“Petrobras Energía”), with respect to the management of Transener.  Electroingeniería S.A. (“Electroingeniería”), now Grupo Eling S.A. and Energía Argentina S.A. (“Enarsa”) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock.  While we were able to enter into similar agreements that we enjoyed with Petrobras Energía, any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.  In this particular case of Transener, we are not able to acquire our partners’ interests under applicable Argentine regulations.  See “Item 4.  —The Argentine Electricity Sector.”  As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

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

If we are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso occurrs, there may be a material adverse effect on our results of operations and financial condition

Our revenues are collected primarily in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso (as happened in January 2014, see “Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations”) may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

The Argentine Antitrust Commission could decide not to approve the implementation of the Restructuring Agreement

On July13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which they agreed on the terms and conditions upon which the restructuring will be consummated. If the restructuring is achieved through the Restructuring Agreement’s implementation, the Company and/or its subsidiaries (as financial creditor of Compañía de Inversiones de Energía S.A. or “CIESA”) would obtain, direct and indirect ownership over 50% of CIESA’s equity, which in turn would control 51% of TGS. The implementation of the restructuring has already been approved by the Ente Nacional Regulador del Gas (the National Gas Regulating Agency, or the “ENARGAS”), and has not expressly been approved by the Argentine Antitrust Commission (see “Item 4. Our Business – Other Projects - TGS - CIESA Transaction”).  We cannot assure that the Argentine Antitrust Commission will expressly approve the Restructuring Agreement, and although the Company believes that from a legal stand point the Restructuring Agreement has been tacitly approved by the Argentine Antitrust Commission, the board of directors of the Company is evaluating the legal and factual implications and other courses of action without having made a decision as of the date of this annual report. The outcome of this matter may adversely affect the financial position and results of operations of the Company. If the potential sale of our indirect stake in TGS occurs we cannot assure that the Argentine Antitrust Commission will expressly approve such sale.

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

Changes in regulations governing the dispatch of generators may affect our generators

Pursuant to Note No. 5129/13, the Secretariat of Energy instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. Such modifications or any other modifications under the emergency established by Decree No. 134/15 or any other measures thereof, may result in a lower dispatch of our generators and, in turn, could adversely affect our results of operations and financial conditions.

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

Even though the ME&M No. 7/2016 approved new WEM seasonal prices and adopted several measures, as described in “Item 3. – Key Factors – Risk Factors – Risks Relating to our Generation Business”. The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening, in order to reduce the distributor’s debt with CAMMESA, we cannot make any assurances that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds from the National Treasury to meet the differences or that CAMMESA will be able to make payments to generators, both in respect of energy and capacity sold in the spot market.

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

New measures encouraging renewable energy generation projects may affect our generation assets sales

On October 15, 2015, Law No. 27.191 was enacted. Pursuant to such law, among other measures, is established that, by December 31, 2025, 20% of the total domestic energy demand must be provided through renewable energy sources. In order to meet such goal, the law obliges Wholesale Users and CAMMESA to cover their respective portion of domestic energy demand with sources of renewable energy by 8%, by December 31, 2017. The percentage to be covered with renewable energy increases every two year up to the abovementioned 20% on 2025. The law also includes tax and other benefits for new renewable energy projects.

Law No. 27,191 was partially regulated by Decree No. 531/2016, and further regulation is required for its implementation, However, we cannot make any assurances that the implementation of the law and its regulation will not affect our generators sales, particularly in our sales under the Energy Plus regime, which, in turn, could adversely affect our results of operations and financial conditions.

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

Our ability to generate electricity using gas plus under the Gas Plus Program at Loma de la Lata depends on the recognition by CAMMESA of Gas Plus costs

Loma de la Lata has executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008).  Under such program, the producers are able to sell their production at a price higher than the reference price (gas market value for generators).  By virtue of the agreements executed with the Secretariat of Energy, and the mechanism established in Note No. 7585/10 of the Secretariat of Energy (see “Item 4. The Argentine Electricity Sector -Procedure for the Dispatch of Natural Gas for Power Generation”), CAMMESA recognizes such costs to Loma de la Lata.   CAMMESA has to recognize the Gas Plus cost to Loma de la Lata in order for Loma de la Lata to be able to make the corresponding payments to their natural gas suppliers.  If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of Loma de la Lata to pay the natural gas suppliers may be affected.  Consequently, in such a situation, Loma de la Lata would have to renegotiate the terms and conditions previously agreed with their natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to delay in collecting payments from CAMMESA, some renegotiation needed to be made with natural gas producers in order to fulfill Loma de la Lata’s obligations and to keep the agreements in force. As a consequence of this situation, Loma de la Lata might need to search for alternative suppliers of natural gas, and if they are unsuccessful in reaching new agreements with natural gas suppliers, their ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

Additionally by means of the Notes No. 3456/12 and 4377/12, the Secretariat of Energy introduced several modifications to the terms and conditions for the provision of natural gas recognized under the Gas Plus Program for energy generation. See “Item 4. – The Argentine Electricity Sector - Natural Gas Supply under the Gas Plus Program”.

However, as of the issuance of SE Resolution No. 95/2013, as amended, generators will depend on the fuels that CAMMESA supplies them for their operations, since through such resolution the Secretariat of Energy appointed CAMMESA as the sole supplier of fuels for the generation sector. Consequently, as of the termination of the current gas supply agreements, Loma de la Lata and EGSSA (now merged into CTG) will no longer need to have firm gas supply agreements with suppliers and request the recognition of costos thereunder to CAMMESA as it will depend on CAMMESA’s gas supply (See “Item 3.- Key Information – Risk Factors – Risk Relating to our Generation Business – Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could material adversely affect our results of operations”). In September 2015, CAMMESA informed Loma de la Lata that, in accordance with SE Resolution No. 529/14, that after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata” Entered into among Loma de la Lata and the SE in December 2008.  Loma de la Lata has taken the necessary measures to protect its interest. (Please see “Item 8 – Legal Proceedings Involving Loma de la Lata”).

We cannot assure you that the changes on the terms and conditions for the provision of natural gas under the Gas Plus Program and, particularly, the lack of recognition of costs associated with Loma de la Lata’s supply pursuant to SE Resolution No. 529/14 described above, would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

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

A breach of the availability commitment set forth in Piedra Buena’s Loan Agreement with CAMMESA may adversely impact Piedra Buena’s results of operations

On April 8, 2014, Piedra Buena executed a loan agreement with CAMMESA for an amount equal to the peso-equivalent of U.S.$ 82.6 million plus the associated taxes and nationalization costs. This loan is to be repaid in 48 equal installments. As long as Piedra Buena’s availability is higher than 80% (summer) or 83% (winter), Piedra Buena’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014, as amended) and 50% of the Debt Payment Cash Flow (as defined in such agreement) (See “Item 5 – Debt – Generation – Piedra Buena”). If Piedra Buena’s availability is below the abovementioned percentages, Piedra Buena shall pay the applicable installment.  A breach of the availability commitments set forth in the loan agreement and the consequent acceleration of the loan may adversely impact in Piedra Buena’s results of operations.

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

The unfulfillment of the requirements of the Energy Plus Program or its modification or cancellation may affect CTG’s profits

If CTG  does not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, CTG would have to sell its production on the spot market, and also, eventually, under the remuneration scheme applicable under SE Resolution No. 95/2013, as amended, which could affect CTG’s revenues.

Moreover we cannot assure you that, due to measures adopted by the Secretariat of Energy or its failure to promote the Energy Plus market, the demand of such market will not decrease, which could cause CTG to have to sell its production in the spot market under the remuneration scheme applicable under SE Resolution No. 95/2013, as amended, affecting CTG’s revenues. In September 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it obliged CTG to sell its uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015.

In Note No. 567/07, as amended, the Secretariat of Energy established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW(“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users, or “GUMAs”) and Grandes Usuarios Menores (Minor Large Users, or “GUMEs”) is equal to 650 Ps./MWh and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 0 $/MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators would worsen if the Peso continues its devaluation. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a fall in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

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

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively, negotiated a third Addendum (together, the “Addenda III”) to their Financing Agreements (as defined herein) with CAMMESA, to increase their related amounts by the sum of Ps. 324.8 million and Ps. 785.8 million.

On September 2, 2014, Transener and Transba executed with CAMMESA the New Financing Agreements. The New Financing Agreements provided:  i) that the Financing Agreements, together with their Addendums I, II and III, are concluded; ii) the granting to Transener and Transba of  new loans in the amount of Ps. 622.2 million and Ps. 240.7 million, respectively, corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

For the year ended December 31, 2015, Transener and Transba recorded revenues from sales as well as accured nterests amounting to Ps. 1,502.6 million in accordance with the Instrumental Agreements and the Renewal Agreement.

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

In September 2015, Transener and Transba executed with the ENRE and the SE, an Amendment to the Renewal Agreement (the “Amendment to the Renewal Agreement”), setting forth the 2015 year financial - economic projection and investment plan in the amount of $ 431.9 million and $ 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the Amendment to the Renewal Agreement, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 508,9 million and Ps. 317,6 million, respectively, corresponding to (a) receivables acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and ii) the additional investments required pursuant to the Amendment to the Renewal Agreement.

Pursuant to the Renewal Agreement and the Amendment to the Renewal Agreement, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.  This information consists of monthly cash flows, investments execution and implementation of funds requirements.

We cannot make any assurances that Transener and/or Transba will receive the full amount recognized on the Instrumental Agreements, the Renewal Agreements and the Amendment to the Renewal Agreement or that similar adjustments will be made in the future, according to the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Services Contracts Unit, or the “UNIREN ACT”) and/or the Instrumental Agreements. If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment because of the RTI and/or the full compliance of the Instrumental Agreements or Renewal Agreements, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

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

                On September 23, 2013, Transener requested the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above mentioned ENRE Resolution No.244/2013.  On March 12, 2014, the ENRE issued Resolution No. 79/2014, which established a new annual rate of Ps. 156.2 million as from August 2013 and instructed CAMMESA to make the adjustments necessary for the retroactive payment, including the corresponding interest.  On April 3, 2014, Transener presented a Motion for Reconsideration of ENRE’s Resolution No. 79/2014, which was partially accepted by the ENRE. As a consequence, on November 12, 2014, the ENRE issued Resolution No. 332/2014 which established a new annual rate of Ps. 158.6 million beginning in August 2013 and instructed CAMMESA to make the adjustments necessary for the retroactive payment, including the corresponding interest.

                On September 12, 2014, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2014 to December 19, 2014.

                In this respect, Transener requested the ENRE to determine the remuneration corresponding to the Operation and Maintenance of the Fourth Line since December 21, 2014.

                On August 5, 2015, the ENRE issued Resolution No. 272/2015, which established the remuneration corresponding to the Operation and Maintenance of the Fourth Line from December 21, 2014 and instructed CAMMESA to make the adjustments necessary to implement the retroactive payment of the remuneration set forth in ENRE Resolution No. 272/2015, including the interest applicable to such remuneration.

                Even though the ENRE issued Resolution No. 272/2015, if CAMMESA does not make the necessary adjustments to implement the retroactive payment described above, we could face significant losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations and cause the market value of our ADSs to decline.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

We generate a material portion of our transmission revenues from non-regulated transmission activities, including (a) the construction and installation of electrical assets and equipment, (b) non-network line operation and maintenance,(c) the Fourth line’s operation and maintenance, (d) any adjustment by the Cost Variation Index (“IVC”) (according to the Definitive Agreement, the Instrumental Agreement and the Renewal Agreement) and (e) other services.  On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2015, were Ps. 187.7 million (Ps. 93.9 million on a proportional interest basis), representing 9.6% of Transener’s consolidated net revenues for such period.  We believe that these non-regulated revenues will continue to be an important part of our transmission business.  Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities).  However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations and cause the market value of our ADSs to decline.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

As of December 31, 2015, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $120.5 million (Ps. 1,565.4 million), including accrued but unpaid interest and the effect of the adjustments applied to its debt under IFRS.  Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects and cause the market value of our ADSs to decline.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba.  Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba.  Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 87% and 67%, respectively, of these properties as of December 31, 2015.  Transener is taking steps to establish and/or record legal title to the remaining properties.  Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist.  We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations or could cause the market value of our ADSs to decline.

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

Since the execution of the Adjustment Agreement and as required by them, Edenor has been engaged in the RTI with the ENRE.  However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain. ME&M Resolution No. 7/2016 issued in January 2016 established that the new deadline for the completion of the RTI process at the end of 2016.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base.  Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and the ENRE’s approval of adjustments have not been sufficient to cover Edenor’s actual incremental costs in a timely manner.  In the past, even when the ENRE has approved adjustments to Edenor’s tariffs, there has been a lag between the time when Edenor actually experienced increases in the distribution costs and the time when Edenor received increased income following the corresponding adjustments to its distribution margins pursuant to the CMM.

During the years ended December 31, 2012 and 2011, Edenor recorded a significant decrease in net income and operating income (recording and operating loss in 2012), and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/2012 in November 2012, which established the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012 through 2016. However, changes made by SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 and the additional revenue obtained throught SE Resolutino No. 347/2012 were insufficient to make up Edenor’s operating deficit in 2014, due to the constant increase in operating costs.

In March 2015, the Secretariat of Energy issued SE Resolution No. 32/2015 pursuant to which it granted Edenor a temporary income increase through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE.

Pursuant to Resolution No. 7/2016, the ENRE issued Resolution No. 1/2016 establishing a new tariff structure. However,  if Edenor is not able to recover all future cost increases, and/or if there is a significant lag time between when Edenor incurs the incremental costs and when it receives income increase, and/or if Edenor is not successful in achieving a satisfactory renegotiation of the tariff structure, Edenor may be unable to comply with its financial obligations, may suffer liquidity shortfalls and may need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and consolidated results of operations, and may cause the value of our ADSs and shares may decline.

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

Edenor’s inability to obtain tariff adjustments in line with the actual changes in costs could result in Edenor’s inability to meet its trade obligations and could also have a material adverse effect on Edenor’s ability to meet its financial obligations

            Although Resolution No. 7/2016 issued by the ME&M and Resolution No. 1/2016 of the ENRE established a new tariff scheme pursuant to the terms of the Adjustment Agreement and on account of the future RTI, it did not include any adjustment method to reflect future variations in costs. If inflation levels in 2016 continue the trend of 2015, the increase in tariffs provided by Resolution No. 1/2016 of the ENRE may prove insufficient to support the real variation in costs.

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

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, Edenor’s tariff has been challenged by Argentine consumer associations, such as the action brought against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases.  In November 2010, the relevant administrative court upheld the claim.  Edenor appealed the court’s order and requested that it be stayed pending a decision on the appeal.  In December 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011.  On October 1, 2013, the Supreme Court of Justice decided to dismiss the Federal Extraordinary Appeal that had been filed.  A final judgment in favor of Edenor has been rendered.

In February 2016, Edenor adjusted its tariff again, and as of the date of this annual report, there had not been any challenges thereto. However, we cannot make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges were successful and prevented us from implementing tariff adjustments granted by the Argentine Government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect in our financial condition and the market value of our shares and ADSs.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations, in particular as a result of a recent measure adopted by the ENRE

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  Since 2001, the amount of fines and penalties imposed on our distribution business has increased significantly. As of December 31, 2015, 2014 and 2013, Edenor’s accrued fines and penalties totaled Ps.1,253.1 million (including Ps.186.3 million under the ENRE settlement agreement), Ps. 1,102.8 million and Ps. 923.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement).

 Although the Argentine Government has agreed to waive a portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this waiver and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.

On April 15, 2016, the ENRE issued Note No. 120,151(the “Note”) establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on Edenor by such date that include a reference to “the Note” must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to Edenor’s “remuneration” at such date. In addition, the Note provides that fines and penalties that fall within the purview of the Note are to accrue interest from last day of the semester on which the event giving rise to the penalty occurred until the date they are paid by Edenor. As of the date of this annual report, it is unclear how the ENRE will consider that the fines and penalties not yet imposed on Edenor relating to events that occurred prior to April 15, 2016, should be valued as per Edenor’s “remuneration” and Edenor has therefore calculated the amount of such fines and penalties according to its interpretation of the Note. Regarding this, Edenor believes that the term “remuneration” should be interpreted to mean those amounts effectively paid by the users through the tariff.

                As of the date of this annual report, fines and penalties in an aggregate amount equal to Ps. 757.2 million are subject to the Note. Edenor believes that such amount as adjusted to reflect accrued interest according to the Note would increase by Ps. 129.0 million. If the ENRE interprets that the term “remuneration” includes all amounts received by Edenor in the form, or in lieu, of subsidies, such amount could be significantly higher (in a range of three to five times higher).

In addition, based on recent verbal exchanges with certain officials the Macri administration, believes that fines and penalties already imposed on Edenor (but not yet paid) should also bear interest until the time of payment or waiver thereof. If interest over such penalties was to be payable by Edenor (which Edenor believes should not be the case), its results of operations could be materially and adversely affected.

In Edenor’s opinion, any adjustments to its fines and penalties (whether by virtue of the Note or otherwise, and including the accrual of interest as provided in the Note) should not be applicable to Edenor because the delay in imposing such fines and penalties was caused by the Argentine Government and was not within its control. Additionally, if such adjustments are made applicable to Edenor, Edenor believes the Argentine Government would be binding Edenor to the terms of the Adjustment Agreement without taking into account that it has not recognized certain of its rights thereunder, such as Edenor’s right to have tariffs adjusted to reflect increases in operation costs that are necessary for adequately providing its services.

In addition, we cannot assure you that our distribution business will not incur significant fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not allow our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%.  As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate.  Prior to the 2001 and 2002 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession.  However, during the last years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although Edenor continues making investments to reduce energy losses, these losses continue to exceed the 10% average loss factor contemplated in the concession, and based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term.  Energy losses in our distribution business amounted to 14.9 % in 2015, 14.3% in 2014 and 13.0% in 2013.  We cannot assure you that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

In 2015, the fines and penalties imposed on Edenor by the ENRE amounted to an estimated Ps. 281.7 million, which represented 7.6% of Edenor’s energy sales.

If the Argentine Government were to foreclose on its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares.  In addition, the potential foreclosure by the Argentine Government of the pledge on Edenor’s Class A common shares may be deemed to constitute a change of control under the terms of Edenor’s Senior Notes due 2017 and 2022.  See “—Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2017 and 2022.”  If the Argentine Government forecloses its pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

Default by the Argentine Government could lead to termination of our distribution concession, and have a material adverse effect on our business and financial condition

If the Argentine Government breaches its obligations in such a way that we cannot comply with our obligation under our distribution concession or in such a way that Edenor’s service is materially affected, we may request the termination of our distribution concession, after giving the Argentine Government 90 days’ prior notice. Upon termination of our distribution concession, all our assets used to provide electricity distribution service would be transferred to a new state-owned company to be created by the Argentine Government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to Edenor, net of the payment of any debt owed by Edenor to the Argentine Government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

                Certain restrictions on imports that may be adopted in the future by the Argentine Government could limit or delay Edenor’s ability to purchase capital goods that are necessary for our operations (including carrying out specific projects) (see “The actions taken by the Fernández de Kirchner administration to reduce imports may adversely affect our ability to access capital goods that are necessary for our operations”). Under Edenor’s concession, it is obligated to satisfy all of the demand for electricity originated in its concession area, maintaining at all times certain service quality standards that have been established for its concession. If Edenor is not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, it could face fines and penalties which may, in turn, adversely affect its activity, financial position and results of operations.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2015, we had approximately 2,927 third-party employees under contract in our distribution business.  Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us.  If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A substantial number of Edenor’s assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by Edenor’s shareholders may be substantially limited

A substantial number of Edenor’s assets are essential to the public service Edenor provides.  Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a court judgment.  Accordingly, the enforcement of judgments obtained against Edenor by Edenor’s shareholders may be substantially limited to the extent Edenor’s shareholders seek to attach those assets to obtain payment on their judgment.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2015, Edenor owed approximately Ps.3,360.6 million (including interest) to CAMMESA.  Although Edenor submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule. This debt therefore remains due and unpaid and Edenor has not secured any waivers from CAMMESA. If CAMMESA request that Edenor repay such debt in a single payment, it may be unable to raise the funds to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$191.1 million of Edenor’s financial debt is represented by its Senior Notes due 2017 and 2022.  Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, Edenor must offer to buy back any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date.  Edenor may not have sufficient funds available to it to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control.  If Edenor fails to repurchase such notes in these circumstances,that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding.

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

Edenor is currently required by law to undertake a mandatory capital stock reduction and may in the future be required to be dissolved and liquidated

Edenor’s losses for 2014 exceeded its reserves plus more than 50% of its capital stock at the end of that year, and Edenor was therefore required to mandatorily reduce its capital stock pursuant to Article 206 of the Argentine Corporations Law unless it received a capital contribution or expected future revenues or results of operations which would result in its liabilities not exceeding 50% of its assets. In the shareholders’ meeting held on April 28, 2015 it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015. If Edenor’s losses for any fiscal year exceed its reserves plus 50% or more of its capital stock at the end of any such year, it will fall under the purview of Section 206 of the Argentine Corporations Law and will be required to mandatorily reduce its capital stock. Moreover, if Edenor’s shareholders equity becomes negative (that is, if Edenor’s total liabilities exceed its total assets) at the end of any fiscal year, Edenor will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless Edenor receives a capital contribution or expect future revenues or results of operations which would result in its assets exceeding its liabilities. A mandatory capital stock reduction can adversely affect Edenor’s results of operations and financial conditions.

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

Risks Relating to our Oil and Gas business

Petrolera Pampa is not the operating partner in all of the joint ventures (joint operations for accounting purposes) in which it participates, and actions undertaken by the operators in such joint ventures could have a material adverse effect on the success of these operations

Our subsidiary Petrolera Pampa generally undertakes its activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in joint ventures (joint operations for accounting purposes). Under the terms and conditions of these agreements, one of the parties takes the role of operator of the joint venture, and thus assumes responsibility for executing all activities undertaken pursuant to the joint venture agreement. However, Petrolera Pampa does not always assume the role of operator and therefore, in such cases, is exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. Such actions could have a material adverse effect on the success of these joint ventures, and thus adversely affect Petrolera Pampa’s financial condition and results of operations.

Petrolera Pampa conducts all of its operations through joint ventures, and its failure to resolve any material disagreements with its partners or to continue such joint ventures could have a material adverse effect on the success of such operations

Petrolera Pampa conducts all of its oil and gas operations through joint ventures and as a result, the continuation of such joint ventures is vital to its success.  Any material disagreements with Petrolera Pampa’s partners could have an adverse effect on the success of such joint ventures.  In the event that any of Petrolera Pampa’s partners were to decide to terminate its relationship with Petrolera Pampa in respect of a joint venture or sell its interest in a joint venture, Petrolera Pampa may not be able to replace that partner or obtain the necessary financing to purchase that partner’s interest.  Accordingly, Petrolera Pampa’s failure to resolve disagreements with its partners or to maintain its joint ventures could adversely affect its ability to conduct the underlying operations of such joint venture, which, in turn, could negatively affect Petrolera Pampa’s financial condition and results of operations.

Any failure of Petrolera Pampa to comply with its commitments to make certain investments under its investment agreements could negatively affect its results of operations

Petrolera Pampa has commitments to make certain investments under its investment agreements.  Failure to comply with such commitments in a timely manner could result in a breach of the relevant partnership agreement, foreclosure of any guarantees and/or the loss of all rights over the underlying area, which could have an adverse effect on Petrolera Pampa’s results of operations.

Petrolera Pampa’s ability to generate revenues and meet its financial obligations is dependent on the success of its oil and gas exploration and production projects, which are concentrated in a single block

Petrolera Pampa’s sole corporate purpose is the study, exploration, exploitation, commercialization, industrialization and storage of solid, liquid and/or gaseous hydrocarbons and their derivatives.  Petrolera Pampa’s ability to generate revenues, cover its fixed and variable costs and meet its financial obligations depends on the success of Petrolera Pampa’s oil and gas exploration and production projects.  As of December 31, 2015, more than 95% of Petrolera Pampa’s total revenues were derived from the sale of natural gas.  A significant portion of Petrolera Pampa’s natural gas production, 72%, was concentrated in the Rincón del Mangrullo block.  Accordingly, any unexpected interruption in production at this block for an extended period of time could negatively impact Petrolera Pampa’s results of operations and ability to generate sufficient cash flows.

Petrolera Pampa’s results of operations are also dependent, to a significant extent, on its continued participation in two key government programs and its ability to collect payments under such programs

Petrolera Pampa’s results of operations and financial condition also depend, to a significant extent, on its continued participation in two key programs established by the Argentine Government with the aim of generating higher levels of activity, investment and employment in the domestic natural gas sector.

Upon formation, one of Petrolera Pampa’s primary objectives was to capitalize on the opportunity to sell natural gas under the Gas Plus Program, which was created by the Ministry of Energy in 2008 to encourage natural gas production in Argentina.  In 2015, through the Gas Plus Program, Petrolera Pampa was able to sell 31% of its natural gas production at a price higher than the average price in the domestic market.  However, various factors, including certain regulatory requirements, may affect its ability to sell natural gas under this program.

In 2013, Petrolera Pampa also began participating in the Programa de Estímulo a la Inyección Excedente de Gas Natural (Natural Gas Surplus Injection Stimulus Program, or the “Natural Gas Stimulus Program”).  Companies that participate in the Natural Gas Stimulus Program agree to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the “Base Price”) and receive U.S.$7.50 per mmBtu for any amount of natural gas produced in excess of the Base Volume (the “Surplus Injection”).  The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between U.S.$7.50 per mmBtu and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume.

As of the date of this annual report, we receive U.S.$7.50 per mmBtu from the Argentine Government for any volume of natural gas that we produce in excess of an agreed threshold with respect to 91% of Petrolera Pampa’s total natural gas production.  However, as of the date of this annual report, Petrolera Pampa has only collected payments from the Argentine Government through April 2015.  Although Petrolera Pampa’s compensation is denominated in U.S. Dollars, it is billed in Pesos and converted at the prevailing exchange rate during the month in which the payment is made, thereby leaving Petrolera Pampa exposed to an exchange rate risk between the billing date and the collection date.  As of December 31, 2015, overdue payables due to us under the Natural Gas Stimulus Program amounted to Ps. 451.8 million. If Petrolera Pampa does not collect the Natural Gas Stimulus Program compensation in a timely manner or if its total compensation decreases as a result of exchange rate fluctuations, Petrolera Pampa may face liquidity restraints that could negatively affect its financial conditions and ability to pay its debts and as a consequence could affect its results of operations and conditions.

In addition, if Petrolera Pampa is unable to fulfill its commitments under the Natural Gas Stimulus Program, it may not receive any compensation for Surplus Injection and it may be removed from the program or pay fines, among other potential consequences.  The Argentine Government may also not be obligated to pay such compensation if certain conditions are met, such as LNG import prices remaining below U.S.$7.50 per mmBtu for a continued period of six months.  Petrolera Pampa is not currently obligated to pay royalties on the compensation it receives from the Argentine Government in connection with the Natural Gas Stimulus Program.  We cannot, however, guarantee that Petrolera Pampa will not be required to pay royalties or other charges for the amounts it receives in the future or the amounts it has received in the past, which, in turn, could affect its results of operations.

Petrolera Pampa additionally faces the risk of the Argentine Government suspending the Gas Plus Program and/or the Natural Gas Stimulus Program, as was the case when the Ministerio de Planificación Federal, Inversión Pública y Servicios (Ministry of Federal Planning, Public Investment and Services) suspended the implementation of the “Oil Plus” program in February 2012 in response to market conditions.  If the same were to occur to either of these key programs, Petrolera Pampa’s ability to generate revenues would be substantially impaired, which, in turn, would negatively affect its results of operations.

Unless Petrolera Pampa replaces its oil and gas reserves, its reserves and production will decline over time

Production from oil and gas fields declines as reserves are depleted, with the rate of decline depending on reservoir characteristics.  Accordingly, the amount of proved reserves declines as these reserves are produced.  The level of Petrolera Pampa’s future oil and natural gas reserves and production, and therefore its cash flows and income, are highly dependent on its success in efficiently developing its current reserves, entering into new investment agreements and economically finding or acquiring additional recoverable reserves.  While Petrolera Pampa has had success in identifying and developing commercially exploitable deposits and drilling locations in the past, it may be unable to replicate that success in the future.  Petrolera Pampa may not identify any more commercially exploitable deposits or successfully drill, complete or produce more oil or gas reserves, and the wells that it has drilled and currently plan to drill may not result in the discovery or production of any further oil or natural gas.  If Petrolera Pampa is unable to replace its current and future production, the value of its reserves will decrease, and its results of operations could be negatively affected.

Petrolera Pampa’s estimated oil and gas reserves are based on assumptions that may prove inaccurate

Petrolera Pampa’s oil and gas reserves estimates as of December 31, 2015 are based on the Netherland, Sewell & Associates, Inc. (“Independent Reserves Engineers Firm”) year-end reserves report (the “Reserves Report”).  Although classified as “proved reserves”, the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by Petrolera Pampa.

Oil and gas reserves engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers may differ materially from those set out in this offering memorandum.  Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil and gas reserves, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond Petrolera Pampa’s control.  Results of drilling, testing and production after the date of the estimate may require revisions to be made.  The estimate of Petrolera Pampa’s oil and gas reserves would be impacted if, for example, Petrolera Pampa was unable to sell the oil and natural gas it produces.  Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower than the initial reserves estimates, this could have a material adverse impact on Petrolera Pampa’s results of operations.

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive.  When Petrolera Pampa bids for exploration or exploitation rights with respect to a block, it faces significant competition not only from private companies, but also public companies.  In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments.  The state-owned energy companies ENARSA S.A. and YPF are also major players in the Argentine oil and gas market.  As a result, Petrolera Pampa cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect its financial condition and results of operations. There can be no assurance that the participation of ENARSA or YPF S.A. (or any provincial owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on Petrolera Pampa’s financial condition and results of operations.

Petrolera Pampa may incur significant costs and liabilities related to environmental, health and safety matters

Petrolera Pampa’s operations, like those of other companies in the Argentine oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations.  These laws and regulations have a substantial impact on Petrolera Pampa’s operations and could result in material adverse effects on its financial position and results of operations.

Environmental, health and safety regulation and case law in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase Petrolera Pampa’s cost of doing business and liabilities.  In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes.  If adopted in Argentina, these requirements could make Petrolera Pampa’s products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance.  Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.  Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents and the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments.  Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad.  We cannot assure you that the Argentine Government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid.  Nonetheless, the adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

We were incorporated on February 20, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A.  In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building.  In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us.  Following this acquisition, we changed our corporate name to Pampa Holding S.A.  As a result of several acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and joint controlled companies, we are engaged in the generation, transmission and distribution of electricity in Argentina and also in the oil and gas business.  We changed our corporate name again to Pampa Energía S.A. in September 2008 and have operated under this name since then.

We operate our electricity businesses in a highly regulated environment.  Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine Government.  Our oil and gas business is also operated under a highly regulated environment and our upstream operations are subject to the terms of concession agreements with provincial governments and joint venture agreements (joint operations for accounting purposes) with our partners.  In addition, our electricity prices and our transmission and distributions tariffs are subject to regulation by Argentine Government, acting through the ME&M and its Secretariats and the ENRE, and respective provincial governments, acting through the respective provincial authorities.

OUR BUSINESS

Overview

We are the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of December 31, 2015, representing 6.6% of the installed generating capacity in Argentina at such date, and generated a total of 8,057 net GWh of electricity during the year ended December 31, 2015, representing approximately 6% of total electricity generated in Argentina during such period.  We own an indirect  joint controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with approximately 18,523 km (including Transba) of high voltage transmission lines that, as of December 31, 2015, represented approximately 90% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and Pesos) in 2015, based on publicly available figures released by electricity distribution companies in Argentina.

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

-         Loma de la Lata, a thermal generation plant with an installed capacity of 553 MW (includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW) located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007. Loma de la Lata is finalizing a new expansion through the construction of new gas turbines which will increase its installed capacity by 120 MW. For further information please see “Item 4. – Our Business – Generation – Loma de la Lata – Loma de la Lata 2014 expansion project”; and

-         Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007.

-         100% of Greenwind whose purpose is to develop an eolic project named “Corti” which will consist of a wind farm with a 100MW capacity, located in Bahía Blanca, Province of Buenos Aires. For such purpose, Greenwind has a legal right of use and profit from a land ofthe 1,500 hectares and with a wind measurement for a 4 year period.•         Transmission.  We participate in the electricity transmission business through our  jointly controlling interest in Transener, which owns, operates and maintains the largest high voltage electricity transmission system in Argentina, and, through its subsidiary Transba, which owns and operates a separate high voltage transmission system located within the Province of Buenos Aires.  We acquired our joint controlling interest in Transener in September 2006.

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

•         Oil and Gas. We are engaged in the oil and gas business through our subsidiary Petrolera Pampa. We own 49.6% of its capital stock.

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

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2015, 2014 and 2013.  Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

	Hydroelectric		Thermal				Total
Summary of Electricty Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.8%	1.2%	1.1%	1.7%	1.9%	0.1%	7.1%

Net Generation 2015 (GWh)	538	367	1,682	2,582	2,737	152	8,057
Market Share	0.4%	0.3%	1.3%	1.9%	2.0%	0.1%	6.0%
Sales 2015 (GWh)	539	367	2,283	2,582	2,739	152	8,661

Net Generation 2014 (GWh)	516	322	1,528	3,421	3,090	131	9,008
Variation Net Generation 2015-2014	+4.3%	+13.8%	+10.0%	-24.5%	-11.4%	+15.7%	-10.6%
Sales 2014 (GWh)	549	351	2,124	3,502	3,144	131	9,802

Net Generation 2013 (GWh)	616	421	1,675	1,947	2,229	130	7,018
Market Share	-16.2%	-23.4%	-8.8%	75.7%	38.6%	0.6%	28.4%
Sales 2013 (GWh)	833	630	2,268	2,372	2,676	130	8,909

Average Price 2015 (Ps. / MWh)	160.2	174.5	304.2	407.1	152.2	699.6	279.3
Average Gross Margin 2015 (Ps. / MWh)	22.4	-14.1	111.4	322.7	41.9	n.a.	141.5
Average Gross Margin 2014 (Ps. / MWh)	20.6	-24.2	102.4	228.8	39.7	n.a.	118.3
Average Gross Margin 2013 (Ps. / MWh)	33.1	27.9	51.9	103.0	-12.0	n.a.	44.45

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

Our Energía Plus projects include:

•         Güemes’ Open-Cycle: this project was the first of the Energía Plus expansion projects completed.  Construction was completed on the project in July 2008, and commercial operations began in September 2008.  The project consisted of a new natural gas-powered turbo generator.  As a result of the commencement of commercial operations, Güemes’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The supplier of the new equipment was GE Packaged Power.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.

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

Under the 2014 Expansion Agreements, subject to the satisfaction of certain conditions precedent  provided in the Specific Conditions, Pampa’s Generators agreed to expand the generating capacity of Loma de la Lata by 120 MW through the installation of a new aero-derivative gas-fired turbine generator (105 MW) and two gas-powered motor-generators (15 MW). For further information please see “Item4. - Our Business – Generation Business – Loma de la Lata – Loma de la Lata’s 2014 Expansion Project.”

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

 Additionally, through Provincial Law No. 8,423, the Province of Mendoza created the company Empresa Mendocina de Energía Sociedad Anónima con Participación Estatal Mayoritaria (“EMESA”).  Finally, on November 5, 2013, through Provincial Decree No. 2,058, the Province of Mendoza transferred all the equity owned in HIDISA and HINISA to EMESA.

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

The following authorities oversee HINISA and HIDISA’s fulfillment of their obligations under their respective concession agreement:

•         The Secretariat of Energy (currently, the Secretariat of Electric Energy), which is the governing authority under the concession granted by the Argentine Government.  Pursuant to Decree No. 570/96, certain responsibilities and authority of the Secretariat of Energy were transferred to the ENRE;

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

Termination of concessions.  HIDISA and HINISA’s concession agreements may be terminated for the following reasons:

•         Breach of material contractual and legal obligations.  In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages).  Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company.  After deducting all fines, interest and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions;

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

HINISA’s operations

HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the “Nihuiles System”).  The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes.  The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza.  The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I.  The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m.  The Nihuiles System has a total nominal installed capacity of 265.2 MW.  Since 1990, the average annual generation has totaled 847 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (516 GWh) recorded in 2014.

HINISA’s revenues consist of sales of energy and capacity.  In 2015, 98% of HINISA’s sales were into the spot market.  Total revenues for the year ended December 31, 2015 were Ps. 86.3 million, due to energy sales of 539 GWh, 1.9% lower than in 2014, with a hydraulic contribution of 674 Hm3, 12% higher than in 2014.

The following chart shows certain relevant statistical data on HINISA(1):

	2011	2012(*)	2013(*)	2014(*)	2015(*)
Net Generation (GWh)	586	689	616	516	538
Energy Purchases (GWh)	287	276	217	33	1
Total Energy Sales (GWh)	873	965	833	549	539

Average Price (Ps. / MWh)	190.7	186.2	167.3	155.6	160.2
Average Gross Margin (Ps. / MWh)	63.6	60.2	33.1	20.6	22.4

(*) Note: Gross Margin before depreciation and amortization.

HIDISA’s operations

HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”).  The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre).  The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m.  The Diamante System has a total nominal installed capacity and effective power of 388.4 MW.  Since 1990, the average annual generation has totaled 569 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

HIDISA’s revenues consist of sales of energy and capacity.  In 2015, 100% of HIDISA’s sales were into the spot market.  Total revenues for the year ended December 31, 2015 were Ps. 63.9 million, for energy sales of 367 GWh, 4.4% higher than in 2014, with a hydraulic contribution of 700 Hm3, 9.0% higher than in 2014.

The following chart shows certain relevant statistical data on HIDISA:

	2011	2012(*)	2013(*)	2014(*)	2015(*)
Net Generation (GWh)	406	441	421	322	367
Energy Purchases (GWh)	300	280	209	29	0
Total Energy Sales (GWh)	706	721	630	351	367

Average Price (Ps. / MWh)	217.9	215.9	202.7	166.2	174.5
Average Gross Margin (Ps. / MWh)	44.1	49.6	27.9	(24.2)	(14.1)

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

On September 27, 2013, the boards of directors of CTG, EGSSAH and EGSSA resolved that it would be beneficial for these companies if they were merged into a single company, where CTG would be the surviving company and EGSSAH and EGSSA the merged companies. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On November 5, 2013, pursuant to the required procedures, the boards of directors of CTG, EGSSAH and EGSSA approved the special financial statements of each Company for merger purposes, the preliminary merger agreement executed among CTG, EGSSAH and EGSSA, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective corporate reorganization date was retroactive to October 1, 2013. On December 20, 2013, a shareholders’ meeting of each company took place, where the merger and all of the documentation relating to it were approved. On February 13, 2014 the final merger agreement was executed.  As a result of this merger, as EGSSAH was a public company, having its shares listed in the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market” or “MERVAL”), CTG as the surviving company requested the relevant authorities for its shares to be listed in the Buenos Aires Stock Market.

In November 2015, the approvals of the relevant authorities were granted and CTG’s shares were listed in the MERVAL The shareholders of Güemes are (i) the Company which currently holds, directly and indirectly, 90.43% of Güemes’ voting capital stock, (ii) the Argentine Government which holds 6.70% of Güemes’ voting capital stock, and (iii) minority public shareholders and the ANSES, which hold the remaining 2.87% of Güemes’ voting capital stock.

Also, on November 18, 2015, the board of directors of CTG and ENDISA resolved that it would be beneficial for these companies to merge into a single company, where CTG would be the surviving company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 4, 2016, and in connection with the required procedures, the boards of directors of ENDISA and CTG approved the special financial statements required for the merger, the preliminary merger agreement executed between CTG and ENDISA, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the merger will be effective from January 1, 2016. On April 14 and April 21, 2016, the shareholders of CTG and ENDISA, respectively, approved the merger and all of its documentation. On March 8, 2016, the administrative approvals of the CNV and the BCBA were requested, which, as of the date of this annual report had not been granted. Also, as of the date of this annual report, the definitive merger agreement has not been executed and, therefore, the approvals of the provincial authorities and of the IGJ were still pending.

If the approvals of the merger are not obtained, the Company does not expect significant negative effects arising as a consequence thereof, due to the fact that CTG and ENDISA were consolidated before the merger and will continue to be consolidated after it.

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

Below there is a chart depicting the corporate structure of Güemes as of the date of this annual report:

Operations

The following chart shows certain relevant statistical data on Güemes:

	2011	2012	2013	2014	2015
Net Generation (GWh)	1,846	1,533	1,675	1,528	1,682
Energy Purchases (GWh)	480	483	593	596	601
Total Energy Sales (GWh)	2,325	2,016	2,268	2,124	2,283
Average Price (Ps. / MWh)	224.1	218.6	196.8	293	304.2
Average Gross Margin (Ps. / MWh)	64.8	41.3	51.9	102.4	111.4

The following chart shows certain relevant statistical data on CTP:

	2011	2012	2013	2014	2015
Net Generation (GWh)	66	110	130	131	152
Average Price (Ps. / MWh)	388	411.8	440.3	678.2	699.6
Average Gross Margin (Ps. / MWh)	125.8	222.2	n.a.	n.a.	n.a.

Note: Gross Margin before depreciation and amortization. * Due to CTG merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine.  Güemes had net production of 1,682 GWh in 2015.  Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia.  Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW and an average availability level of net production of 1.7 million MWh per year.  Güemes steam turbine combustion equipment is comprised of two Skoda steam turbines, with a gross capacity of 63 MW each, and a third Skoda steam turbine with a gross capacity of 135 MW.  Güemes gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW.  Güemes mostly sells electricity to the local spot market and to the Energía Plus market (see “Güemes - Expansion Project” below). Total revenues for the year ended December 31, 2015 (which includes CTG and CTP) were Ps. 801 million, for energy sales of 2,283 GWh for CTG, 7.5% higher than in 2014 and for energy sales of 152GWh for CTP, 15.7% higher than in 2014.

In 2015, Güemes’ generation depended on (i) electricity demand in the provinces of Salta and Jujuy, (ii) the availability of natural gas, and (iii) the transmission restrictions.

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

Construction was completed in July 2008, and commercial operations commenced in September 2008.  Güemes’ installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW.  The new open-cycle has an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/KWh), or 43%.  Our investment in this expansion project totaled approximately U.S. $65 million (see “Item 4. - Our Business – Our Generation Business”).

Royalty assignment agreement

In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign natural gas to Güemes, which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory.  In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price.  The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause.  The daily amount under the agreement may reach 500,000 m3 per day if the production of gas in the Province of Salta increases from the production level existing at the time of the agreement’s execution.  As of the date of this annual report, Güemes had not requested any deliveries under this agreement because it was able to supply the new 100 MW of generation with gas contracted with several suppliers, such as Pan American Energy LLC or Petrolera Pampa.

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

On December 17, 2013, the boards of directors of CTLL and Powerco resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company and Powerco the merged company. The purpose of this merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 7, 2014, and in connection with the required procedures, the boards of directors of CTLL and Powerco approved the special financial statements for merger purposes of each Company, the preliminary merger agreement executed among CTLL and Powerco, and the offering memorandum that describes the terms and conditions of the merger. For accounting, fiscal and legal purposes, the corporate reorganization was deemed effective from January 1, 2014. The shareholders’ meeting of each company took place on April 28, 2014, where the merger and all of the documentation relating to it was approved. On June 3, 2014, the final merger agreement was executed and on September 15, 2015, the merger was finally registered before the corresponding authorities.

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW.  The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with capacity of 178 MW and is located near one of the largest gas fields in Argentina bearing the same name.  Loma de la Lata had a net production of 2,582 GWh in 2015, 26.3% lower than in 2014. Total revenues for the year ended December 31, 2015, were Ps. 1,051 million, 10.98% higher than in 2014.

During the period 1997-2015, the average annual generation has totaled 1,499 GWh, with the highest level of generation (3,421 GWh) recorded in 2014 and the lowest level (272 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2011	2012	2013	2014	2015
Net Generation (GWh)	1,185	2,479	1,947	3,421	2,582
Energy Purchases (GWh)	14	290	425	81	--
Total Energy Sales (GWh)	1,199	2,769	2,372	3,502	2,582
Average Price (Ps. / MWh)	202.9	260.4	237.3	270.4	407.1
Average Gross Margin (Ps. / MWh)	58.6	118.9	103	228.8	322.7

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

Project Agreements

In 2007, Loma de la Lata entered into certain agreements in order to procure and build the Expansion. For such purpose, on September 6, 2007 Loma de la Lata entered into  the Project Agreements with the Project Counterparties.

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

Agreements in connection with the Loma de la Lata Expansion Project

In December 2008, Loma de la Lata and the S E executed the“Convenio Marco para el Cierre del Ciclo Combinado Loma de la Lata”, setting forth the specific conditions for the construction and operation of the Project. Under such agreement, the SE agreed to make the necessary amendments to the existing regulation at the date of the agreement, to acknowledge Loma de la Lata an additional 10% of the cost associated with the supply of natural gas, under the Gas Plus Program, for the operation of Loma de la Lata’s plant.

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

Natural gas supply

To be able to sell the electricity generated by the Loma de la Lata expansion project under the agreement with CAMMESA, Loma de la Lata needed to have firm gas supply contracts in place at the time it began commercial operations.

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

During 2015, Loma de la Lata was a party to the following gas agreements (the “Natural Gas Supply Agreements”):

•         Firm gas supply agreement with Pan American Energy LLC Argentine branch for up to 2,528 Dam3 per day expiring in December 2015, having a one year-term automatic renewal clause.

•         Firm gas supply agreement with Petrolera Pampa for up to 172 Dam3 per day expiring September 2015, having a one year-term automatic renewal clause.

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

In September 2015, CAMMESA informed Loma de la Lata that, in accordance with the provisions of SE Resolution No. 529/14, that after the first automatic renewal of the term of the Natural Gas Supply Agreements, CAMMESA will no longer acknowledge (i) further automatic renewals of such agreements, and (ii) the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata.”

As a consequence thereof: (i) on September 3, 2015 Loma de la Lata declared the force majeure of the Natural Gas Agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, declared the force majeure of the Natural Gas Agreement with Petrolera Pampa, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement.  As of the date of this annual report, the administrative claims filed by Loma de la Lata against CAMMESA are still pending.

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

Under the 2014 Thermal Generation Expansion Agreement and the Specific Conditions, subject to the satisfaction of certain conditions precedent (including the execution of a WEM Supply Agreement under SE Resolution No. 220/2007, Pampa’s Generators agreed to execute the Loma de la Lata 2014 Expansion Project to expand the generation capacity of Loma de la Lata by 120MW.

The Loma de la Lata 2014 Expansion Project will be financed by CAMMESA up to an amount equivalent to:(i) the credits arising from the 2008-2015 LVFVDs accrued by Pampa’s Generators as of SE Resolution No. 406/2003 which are not committed to other projects; and (ii) the credits arising from the LVFVDs to be accrued by Pampa’s Generators until December 2015 (included) as “Additional Remuneration” which are allocated to the trust included in the new scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended (see “Item 4. The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”). In order to commit the credits specified in (i) and (ii), Pampa’s Generators assigned said credits to CAMMESA.

The amounts arising from the credits specified in (i) and (ii) above shall be transferred to an account administered by CAMMESA. In order to draw such funds CTLL executed a loan agreement with CAMMESA (see “Item 5.- Debt – Generation – Loma de la Lata). As of December 31, 2015, CAMMESA transferred a total amount of Ps. 735.7 million which were applied to the contracts for the installation of the aero-derivative gas-fired turbine.

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

Operations

Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each.  Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well).  The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS.  Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded.  Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system.  In addition, Piedra Buena has its own facilities at the Bahía Blanca port, and although Piedra Buena shares these facilities with other companies, it has a priority access right to use the port’s loading facilities.  Piedra Buena sells electricity to the spot market.

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2015, were Ps. 417 million, for energy sales of 2,739 GWh, 12.9% lower than in 2014. During the 1997-2015 period, the average annual generation has totaled 2,197 GWh, with the highest level of generation (3,434 GWh) recorded in 2011 and the lowest level (189 GWh) recorded in 2002.

The following chart shows certain relevant statistical data on Piedra Buena:

	2011	2012	2013	2014	2015
Net Generation (GWh)	3,434	3,265	2,229	3,090	2,737
Energy Purchases (GWh)	718	565	447	55	2
Total Energy Sales (GWh)	4,152	3,829	2,676	3,144	2,739
Average Price (Ps. / MWh)	424	539.80	144.10	129.2	152.2
Average Gross Margin (Ps. / MWh)	28.90	1.80	(12.00)	39.7	41.9

(*) Note: Gross Margin before depreciation and amortization.

As of the date of this annual report, Piedra Buena is not buying natural gas nor fuel oil pursuant to SE Resolution No. 95/2013. Consequently, CAMMESA centralizes the acquisition of fuels for WEM’s generators (for more information please see “Item 4.-Our Business – The Argentine Electric Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM”). It only maintains natural gas transport contracts that were active at the time such resolution was issued, such as, for example, the interruptible and firm gas transportation contracts with TGS for up to 3,600 Dam3 per day and the firm gas transportation contract with Pampa Comercializadora S.A.

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

The Company, Grupo Eling S.A. and Enarsa entered into an operating agreement under which each of the Company, Grupo Eling S.A. and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations.  In addition, the Company, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting.  The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and in 2015 represented approximately Ps. 30.3million.

The following chart depicts the organizational structure through which Transener operates:

Our transmission operations generate both regulated and non-regulated revenues.  Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system.  On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2015, were Ps. 1,759.1 million (Ps. 879.6 million on a proportional interest basis), representing 90.4% of Transener’s consolidated net revenues for such period.

We derive a material portion of our transmission revenues from non-regulated transmission activities, including (a) the construction and installation of electrical assets and equipment, (b) non-network line operation and maintenance, (c) the Fourth line’s operation and maintenance, (d) any adjustment by the IVC pursuant to the Definitive Agreement, the Instrumental Agreement and the Renewal Agreement, and (e) other services.

On April 25, 2012, the ENRE issued Resolution No. 90/2012, which established a new annual fee of Ps. 113.4 million as from August 2011, and instructed CAMMESA to make the adjustments, including interest. During the year ended December 31, 2012, revenues were recognized in the amount of Ps. 7.3 million corresponding to the retroactive adjustment for the year 2011.

On August 28, 2013, the ENRE issued Resolution No. 244/2013 which established a new annual rate of Ps. 131.2 million (including interest) as from August 2012 and instructed CAMMESA to make the respective adjustments.

                On September 13, 2013, Transener presented a motion for reconsideration of the Resolution No. 244/2013, which was accepted by the ENRE. As a consequence, on December 4, 2013, the ENRE issued Resolution No. 346/2013 which established a new annual rate of Ps. 132.2 million (including interest) as from August 2012, and instructed CAMMESA to make further adjustments.

                On September 23, 2013, Transener requested the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2013 according to the above-mentioned Resolution No. 244/2013.  On March 12, 2014, the ENRE issued Resolution No. 79/2014, through which it established a new annual rate of Ps. 156.2 million effective as from August 2013, and instructed CAMMESA to make the adjustments necessary fot he retroactive payment (including the corresponding interest).  On April 3, 2014, Transener presented a Motion for Reconsideration of ENRE Resolution No. 79/2014, which was partially accepted by the ENRE. As a consequence, on November 12, 2014, the ENRE issued Resolution No. 332/2014, through which it established a new annual rate of Ps. 158.6 million from August 2013, and instructed CAMMESA to make the adjustments necessary fot he retroactive payment (including the corresponding interest).

                On September 12, 2014, Transener asked the ENRE for a new determination of the Fourth Line’s revenue related to the cost variation from August 2014 to December 19, 2014.

Additionally, Transener requested that the ENRE determine the remuneration corresponding to the Operation and Maintenance of the Fourth Line since December 21, 2014. On August 5, 2015, the ENRE issued Resolution No. 272/2015, which established the remuneration corresponding to the Operation and Maintenance of the Fourth Line from December 21, 2014 and instructed CAMMESA to make the adjustments necessary to implement the retroactive payment of the remuneration set forth in the ENRE Resolution No. 272/2015, including the interest applicable to such remuneration.

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

On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2015 were Ps. 187.7 million (Ps. 93.9 million on a proportional interest basis), representing 9.6% of Transener’s consolidated net revenues for such period.

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

Cost increases and the Instrumental Agreements

Transener and Transba requested ENRE to readjust their respective tariffs taking into account the impact of the salary increases resulting from the application of Decrees No. 392/2003, 1347/2003, 2005/2004 and 1295/2005 and the increases in operating costs that Transener and Transba have incurred since December 2004.  For this purpose, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration.  On July 31, 2008, the ENRE adopted Resolutions No. 328/2008 and No. 327/2008, which granted Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases.  The adjusted tariffs are effective retroactively as from July 1, 2008.  Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) did not match the real cost increase incurred as of 2004, Transener and Transba had submitted administrative claims seeking to be compensated for this difference.

Due to the increase in labor costs resulting from the application of National Executive Branch Decree No. 392/2004 and subsequent regulation, and the major operating costs incurred since 2004, Transener and Transba certified the costs variations that had effectively occurred on each quarter, filing the respective claims before the ENRE, in order to readjust their regulated remuneration according to the clauses established in definitive agreements (the “Definitive Agreements”) for such purpose.  In that sense, Transener and Transba, unsuccessfully required the ENRE to recognize the cost increases in the tariff that occurred after the execution of the Definitive Agreements, which led to the initiation of judicial claims by both companies.  The UNIREN ACT has stated that the mechanism for the monitoring of costs and the regime of service quality had been set to last up to the enforcement of Transener and Transba’s RTI, respectively, that the delay in the definition of such process was not attributable to Transener and Transba and it could not lead to undermine their rights.

Finally, on December 21, 2010, the Instrumental Agreement related to the Definitive Agreements was executed with the Secretariat of Energy and the ENRE, setting forth the following:

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

In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs during the period from June 2005 to November 2010. As of January 17, 2011, such amounts were as follows:

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

On May 2, 2011, new extensions of the Financing Agreements (“Addenda II”) were entered into with CAMMESA, which provide the following: i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period June 2005 – November 2010 would be granted, and iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addenda II.

In May 2013, Transener and Transba executed with the ENRE and the Secretariat of Energy, the Renewal Agreement, which will be effective until December 31, 2015, and which set forth:

(i)                   the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the IVC of Memorandum of Agreement;

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

On October 25, 2013, and February 14, 2014, Transba and Transener negotiated the Addenda III.

On September 2, 2014, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the 2013 and 2014 Renewal Agreements (the “New Financing Agreements”).  The New Financing Agreements provided: i) that the Financing Agreements, together with their Addendums I, II and III, were concluded; ii) the granting to Transener and Transba of  new loans in the amount of Ps. 622.2 million and Ps. 240.7 million, respectively, corresponding to receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

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

In September 2015, Transener and Transba executed with the ENRE and the SE, an Amendment to the Renewal Agreement, setting forth the 2015 year financial - economic projection and investment plan in the amount of Ps. 431.9 million and Ps. 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the Amendment to the Renewal Agreement, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 508,9 million and Ps. 317,6 million, respectively, corresponding to (a) receivables acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and ii) the additional investments required pursuant to the Amendment to the Renewal Agreement.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE, have been registered in the financial statements, up to the amounts received as of December 31, 2015, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 1,326.2 million and Ps. 850 million, and interest income amounting to Ps. 176.4 million and Ps. 281.4 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2015 and 2014, respectively.

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

Property, plant and equipment

As of December 31, 2015, Transener operated and maintained the following assets throughout 22 provinces in Argentina:

As of December 31, 2015, Transba operated and maintained the following assets in the province of Buenos Aires:

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

Empresa Distribuidora y Comercializadora Norte (Edenor)

We believe Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2015.  Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2015, Edenor served 2,835,229 customers.

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

In September 2005, Edenor entered into the Adjustment Agreement.  The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007 (the “Adjustement Agreement”).  Pursuant to the Adjustment Agreement, the Argentine Government granted Edenor an increase of 28% in its distribution margin, subject to a cap in the increase of Edenor’s average tariff of 15%, to be allocated solely to Edenor’s non-residential customers (including large users that purchase electricity in the wheeling system).  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the Edenor RTI.  The following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•         a cost adjustment mechanism (CMM), pursuant to which Edenor’s distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in Edenor’s distribution costs;

•         an obligation to make capital expenditures of approximately Ps. 204 million for specific projects in 2006, which Edenor complied with although it was not required to, given that the Adjustment Agreement was not ratified in 2006;

•         Edenor’s obligation to meet specified more stringent service quality standards than as originally contemplated in its concession;

•         a restriction on Edenor’s ability to pay dividends without prior ENRE approval during the period in which Edenor is conducting the RTI;

•         forgiveness of approximately one-third of Edenor’s accrued and unpaid fines, subject to meeting certain conditions relating to capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI comes into effect;

•         Edenor’s obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

•           Edenor’s obligation to extend its network to provide service to certain rural areas.

For more information see “Tariffs.”

Term. Edenor’s concession currently expires on August 31, 2087, and can be extended for one additional 10-year period at Edenor’s request and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI. The remaining ten-year periods will run from the expiration of the extension of the initial management period. In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51 % of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid. There is no restriction as to the amount EASA may bid.

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

Under Edenor’s concession, Edenor may also be required to continue rendering services after the termination of the concession term upon the request of the Argentine Government, but for a period not to exceed 12 months.

Fines and penalties.  Under the terms of the concession, the ENRE may impose fines and penalties if Edenor fails to comply with its obligations , including a failure to meet any of the quality and delivery standards set forth in the concession.  The ENRE may also impose fines for any of network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks.  In addition, the ENRE may impose fines for inconsistency in technical information required to be furnished to the ENRE.

When Edenor entered into the Adjustment Agreement in September 2005, the ENRE approved a payment plan in respect of approximately Ps. 116 million of Edenor’s accrued fines and penalties and agreed, subject to the condition that Edenor meets the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to waive approximately Ps. 58 million of accrued and unpaid fines and penalties. Under such payment plan, the penalties and fines to be paid to users were to be repaid in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date the RTI’s resulting tariff structure comes into effect. Because the Adjustment Agreement was not ratified until January 2007, Edenor recalculated the amounts of accrued fines and penalties credited thereof, according to the increase of the VAD charged to customers (including the CMM adjustments which have been transferred to customers for a total amount of Ps.17.2 million) up to the date of their credit to the customers’ accounts. On December 22, 2015, considering the existence of cash flow and the strong possibility that such penalties to be paid to users would not be waived, Edenor decided to make the payment to users in the form of one single credit, which was made to the users’ accounts for an amount Ps.152.2 million in the aggregate. In addition, a total of Ps.33.7 million in the aggregate remains available for those clients which had not an active service as of December 22, 2015.

During 2015, Edenor entered into a settlement agreement with the ENRE (the “ENRE Settlement”), under which Edenor agreed to pay final penalties imposed and which have been juditially challenged by Edenor, with an adverse result, for an amount of Ps. 85.7 million plus interest of Ps. 84.2 million. These fines and penalties were all paid to the Argentine Government and not to users.

In 2015, the fines and penalties imposed on us by the ENRE amounted to Ps. 281.7 million, which represented 7.6% of our energy sales.

As of December 31, 2015, total accrued fines and penalties imposed on us amounted to Ps.1,253.1 million, including Ps.186.3 million under the ENRE settlement, Ps. 364.1 million in penalties accrued but not yet imposed on us and Ps. 702.7 million penalties imposed on us but not yet paid.

Although in Edenor’s opinion, the RTI process will have to factor in a revised analysis of the treatment to be given to the penalties and discounts determined in prior periods and an agreement on quality levels and a new system of penalties and discounts that provides for an adequate transitional period until the tariff schedule resulting from the RTI is fully implemented, recent developments may indicate otherwise.

Such recent developments include verbal exchanges with certain officials of the new administration, and the issuance of the Note by the ENRE on April 15, 2016, establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date, that include a reference to “Note No. 120,151”, must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date. In addition, fines and penalties that fall within the purview of the Note will accrue interest from the last date of the semester on which the event giving rise to the penalty occurred until the date they are paid by us. As of the date of this annual report, fines and penalties in an aggregate amount equal to Ps. 757.2 million are subject to the Note. Such amount as adjusted to reflect accrued interest according to the Note would increase by Ps. 129.0 million.

 In Edenor's opinion, any adjustments to its fines and penalties (whether by virtue of the Note or otherwise, and including the accrual of interest as provided in the Note) should not be applicable to it because the delay in imposing such fines and penalties was caused by the Argentine Government and was not within Edenor's control. Additionally. if any adjustments are made applicable to Edenor, Edenor understands the Argentine Government would be binding Edenor to the terms of the Adjustment Agreement without taking into account that it has not recognized certain of Edenor'a rights thereunder, such as Edenor's right to have tariffs adjusted to reflect increases in operation costs that are necessary for adequately providing its services.

On March 28, 2016, Edenor was notified of ENRE Resolution No. 31/2016 pursuant to which it was instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of such compensation depends on the duration of each relevant power outages. The total compensation to be paid amounts to Ps. 73 million.

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

This provision has been extended to residential users discriminated by geographic area and type of residence. These revised rate schedules did not affect Edenor’s VAD.

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

Edenor requested several additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to SE Resolution No.250/2013 and SE Resolution No. 32/2015 with retroactive effect from May 2008. However, these increases have not been incorporated into Edenor’s tariff structure in a timely manner.

On May 7, 2013, pursuant to the SE Resolution No. 250/2013, Edenor was authorized to compensate with the CMM recognition, the debt registered under the PUREE for the period from May 2008 through February 28, 2013.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. Edenor was also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. As of the date of this annual report, all the sale settlements with maturity dates to be determined issued by CAMMESA were offset with PUREE debts or with commercial debt with CAMMESA.

On November 23, 2015, the ENRE issued Resolution No. 347/2012 pursuant to which distribution companies were authorized, as from the issuance thereof, to include a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers as an additional charge in their bills, calculated as a percentage of power charges. Such charges, which are clearly indicated in the bills sent to customers, were deposited into a special trust account created by ENRE Resolution No. 347/2012 (namely, the “FOCEDE”) and exclusively used for the execution of distribution infrastructure and corrective maintenance works on the facilities of each of the distribution companies. ENRE Resolution No. 2/2016 partially repealed EMRE Resolution No. 347/2012, discontinuing the FOCEDE and ordering Edenor to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 must be deposited.

In March 2015, the SE issued Resolution No. 32/2015 granting Edenor a temporary increase in income through funds provided by CAMMESA, which was applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Such additional income resulted from the difference between the “theoretical” tariff schedules set forth in such resolution and the tariff schedule in force at each time for each category of user, according to calculations made by the ENRE, which had been reported monthly to the SE and CAMMESA. In this respect, CAMMESA had transferred the funds contributed by the Argentine Government, in accordance with the values reported by the ENRE.

As from February 1, 2015, the PUREE funds were considered as part of Edenor’s income on account of the future RTI. Edenor was entitled to offset the debts for PUREE with claims arising from the calculation of CMM until that date, including the application of interest that could correspond to both concepts. Any amount of PUREE funds in excess of those applied to offset CMM-related claims as described in the previous sentence were to be offset against debts arising from loans granted by CAMMESA in connection with the mandatory salary increases.

Although Edenor submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule to cancel the obligations owed to it for the provision of electricity.

On December 16, 2015, the Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity.

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule is in force; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to ENRE Resolution No. 347/2012. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering Edenor to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 must be deposited.

Pursuant to ME&M Resolution No. 7/2016, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

The following table sets forth the relative weight of our distribution margin in our average tariffs per category of customer (other than wheeling system, public lighting and shantytown customers) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of customer are the same, we are subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

Tarifl(1)	VAD						Average Taxes						Electric Power Purchases					
	Nov 2001	Jan 2005	Feb 2007	Oct 2008	Res.130 2011 (2)	Res.1 2016 (3)	Nov 2001	Jan 2005	Feb 2007	Oct 2008	Res.130 2011 (2)	Res.1 2016 (2)	Nov 2001	Jan 2005	Feb 2007	Oct	Res.130 2011 (2)	Res.1 2016 (2)
Residential																		
TIR1 (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%
TIR2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%
TIR3 (651-800)				32.08%	4.55%	14.48%				29.23%	29.23%	29.23%				38.68%	66.15%	56.23%
TIR4 (801-900)				31.63%	4.32%	13.91%				29.23%	29.23%	29.23%				39.13%	66.39%	56.81%
TIR5 (90-1000)				32.75%	4.35%	14.04%				29.23%	29.23%	29.23%				38.02%	66.37%	56.69%
TIR6 (1001-1200)				26.29%	4.19%	15.98%				29.23%	29.23%	29.23%				44.48%	66.51%	54.73%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%				29.23%	29.23%	29.23%				43.59%	66.73%	55.47%
TIR8 (1401-2800)				25.94%	4.81%	17.83%				29.23%	29.23%	29.23%				44.83%	65.89%	52.88%
TIR9 (> 2800)				22.50%	3.84%	14.81%				29.23%	29.23%	29.23%				48.26%	66.88%	55.92%
Commercial - small demands																		
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%
TIG3				37.40%	9.13%	26.24%				25.63%	25.63%	25.63%				37.57%	65.12%	48.04%
Commercial - medium demand																		
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%
Industrial																		
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%	58.84%	30.53%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%	62.29%	51.55%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%	65.73%	43.51%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%	67.11%	59.77%
Average Tarifl	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%

______________________

(1)       T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh.  T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh but less than 650 kWh. TIR3 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 kWh but less than 800 kWh.  TIR4 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 kWh but less than 900 kWh. TIR5 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900kWh but less than 1,000 kWh TIR6 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 kWh  but less than 1,200 kWh. TIR7 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 kWh but less than 1,400 kWh. TIR8 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 kWh but less than 2,800 kWh.  TIR9 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800kWh.  T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh.  T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh but less than 4,000 kWh. T1G3 refers to commercial customers whose peak capacity demand is greater than 4,000 kWh.  T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW.  T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW.  The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected.  Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)         On November 7, 2011, SE Resolution No. 1301/2011 was enactedc, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the WEM, for which reason the Company’s VAD (value added for distribution) remained practically unchanged.

(3)      On January 29, 2016, the ENRE issued Resolution No. 1/2016 establishing new tariff structure.

Customers.  As of December 31, 2015, Edenor served 2,835,229 customers.  Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to T1-R7): residential customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 43% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2015, this category accounted for approximately 8% of Edenor’s electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  In 2015, this category accounted for approximately 17% of Edenor’s electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  In 2015, the total number of such large users was 708, and this category represented approximately 19% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 5% of Edenor’s electricity sales.

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

On July 22, 2011, Edenor, together with Edesur and Edelap, entered into an Addendum with the Argentine Government and the Government of the Province of Buenos Aires, to extend the Amended 2003 Framework Agreement for a term of four years.  Such extension was approved on September 21, 2012 by Resolution No. 248/2012 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247/2012.  As of December 31, 2014, the Amended 2003 Framework Agreement expired. As of the date of this annual report negotiations with the Argentine Government and the Government of the Province of Buenos Aires to enter into a new agreement are ongoing.

At December 31, 2015, 2014 and 2013, receivable balances with the Argentine Government and the Government of the Province of Buenos Aires amounted to Ps. 75.8 million, Ps. 75.8 million and Ps. 56.9 million, respectively. Due to the expiration of the Agreement, during the fiscal year 2015, Edenor has not recorded revenue for Ps. 32.4 million.

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

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2006. Edenor believes that non-technical losses could increase in 2016 following the establishment of the new tariff structure pursuant to Resolution No 1/16 of the ENRE.

Oil and Gas

Petrolera Pampa

On January 21, 2009, we constituted Petrolera Pampa in order to supply our thermal plants.  The Gas Plus Program, which was promoted by the government to attract investments, was a motivation to follow this path.  The first agreements were made through partnerships in projects with proved gas reserves to be developed by major oil and gas companies like Ysur (formerly Apache) and Petrobras. The next step for the company was to negotiate agreements that involve potential oil and gas production with Petrolera Pampa as operator.  In 2013, we executed an investment agreement with YPF, by which Petrolera Pampa has committed to invest U.S.$151.5 million in exchange for 50% of the hydrocarbons production from the Rincón del Mangrullo block (the “Block”), located in the province of Neuquén. For further information please see “Petrolera Pampa’s Projects – Investment Agreement with YPF”.

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

As of the date of this annual report, we directly and indirectly control 49.6% of Petrolera Pampa’s capital stock.

Introduction to the Hydrocarbon Market - Market De-regulation

Until the early 1990s, the Argentine Government ran most hydrocarbon-related activities, including exploration, production and transportation. Despite the fact that the Ley de Hidrocarburos (the“Hydrocarbons Law”), which was passed in 1967, allowed the government to grant exploration permits and concessions to the private sector, this power was rarely exercised. Prior to 1989, private sector companies were engaged in exploitation activities through services agreements with YPF. The oil thus extracted was delivered to YPF, which would then allocate it to refineries. Oil prices were fixed by the Argentine Government at levels that were generally significantly below international prices.

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

As it relates to jurisdiction matters, it is important to clarify that with the enactment of the Law No. 26,197 the“Hydrocarbons Short Law”(Ley Corta de Hidrocarburos), in 2007, the Argentine provinces received ownership rights over the reserves of crude oil and gas situated within their territories, and the provinces themselves were empowered to grant concessions to private companies.

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

On January 4, 2016, the Argentine Government issued Decree No. 272/15, which dissolved the Hydrocarbons Commission created by Decree No. 1277/12 and transferred the duties and authority of the former Hydrocarbons Commission to the ME&M.

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

Before the Hydrocarbons Commission was dissolved, it passed two other resolutions creating the “Stimulus Program for Companies with low Injection of Natural Gas” (Resolution No. 60/2013) and the “Stimulus Program for Companies without Injection of Natural Gas” (Resolution No. 185/2015), which provided the same benefits as the Natural Gas Stimulus Program. Petrolera Pampa does not participate in these programs.

In July 2015, the Hydrocarbons Commission issued Resolution No. 123/2015, which created the “Areas and Participation Acquisition Rules” under the Natural Gas Stimulus Program and specified the requirements of the presentation that must be filed by all companies that acquire any participation in hydrocarbon areas.

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

On July 13, 2015, the Argentine Government issued Decree No. 1330/2015, which terminated the Petróleo Plus Program and established a mechanism to pay back the tax credits of such program.

Petrolera Pampa’s Projects

Investment Agreement with YPF

On November 6, 2013, Petrolera Pampa entered into an agreement (“YPF Agreement”) through which Petrolera Pampa committed to invest U.S.$151.5 million in exchange for a 50% interest (the “Assigned Share”) in the hydrocarbon production of the Rincón del Mangrullo block (the “RDM Block”), which is located in the province of Neuquén, and comprises the formations up to and including the Mulichinco formation.  The Assigned Share represents 50% of the rights and duties relating to the production of hydrocarbons in the RDM Block, except for certain existing wells that were previously drilled by YPF and specific wells that were to be drilled at YPF’s sole cost and expense and owned by YPF.  Production in the RDM Block began in July 2014.  The RDM Block’s concession expires in 2022.  YPF, as operator of this block, has agreed to use its best efforts to obtain an extension of the concession beyond 2022, which must be granted by the province of Neuquén.

The YPF Agreement had two initial investments phases:

  Phase one:

▪  Petrolera Pampa committed to invest U.S.$80.0 million in the drilling, completion and commissioning of approximately 17 wells in the western RDM Block during this phase, in addition to U.S.$1.5 million in the completion of three-dimensional seismic surveys covering approximately 40 square kilometers.

▪  YPF committed to the drilling, completion and commissioning of 17 additional wells in the eastern RDM Block.  YPF also committed to build a pipeline and all necessary facilities to transport the gas produced in this block.  The pipeline covers approximately 55 kilometers and connects to the trunk pipeline system.  Petrolera Pampa has committed to pay fees for the use of the pipeline and facilities.

▪  Phase one of this project was completed in October 2014.

Under the terms of the YPF Agreement, Petrolera Pampa had the option, but were not required, to continue with phase two of the project.  Upon completion of phase one, in October 2014, Petrolera Pampa accepted the option to complete phase two of the project.

  Phase two:

▪  Petrolera Pampa committed to invest U.S.$70.0 million in the drilling, completion and commissioning of approximately 15 wells anywhere in the RDM Block.

▪  Phase two of this project was completed in May 2015.

In accordance with the YPF Agreement, Petrolera Pampa has a 50% interest in the hydrocarbon production of the wells drilled during phases one and two, while YPF has the remaining 50% interest.  YPF also has a 100% stake in certain wells that were drilled prior to the date of the YPF Agreement, in addition to the wells drilled at its sole cost and expense (17 of such YPF-owned wells were completed during phase one).

Once phases one and two were completed on schedule, Petrolera Pampa and YPF had the option to continue jointly developing the RDM Block until the end of the concession period in 2022, or as further extended.  In May 2015, Petrolera Pampa and YPF agreed to extend the drilling program beyond phase two with the drilling of 35 additional wells, representing an additional investment by us of approximately U.S.$70.0 million.  As a result, during the year ended December 31, 2015, a total of 50 wells (consisting of the 15 wells drilled during phase two and 35 additional wells) were drilled in connection with the YPF Agreement.  In accordance with the terms of the YPF Agreement, all hydrocarbon production and the cost of wells drilled after the completion of phases one and two are allocated to Petrolera Pampa and YPF in accordance with our respective interests (50% each).  In addition, all operating costs, including lifting and transportation costs, royalties of 12% and surface rights, are borne proportionally based on Petrolera Pampa’s respective 50% interests in the joint venture.

YPF Addendum

On May 26, 2015, Petrolera Pampa entered into the Addendum to modify certain terms and conditions of the YPF Agreement and increase Petrolera Pampa’s investment commitments.  The principal changes to the YPF Agreement, which took effect retroactively as from January 1, 2015, were as follows:

•         All formations covered by the RDM Block’s concession were included in the YPF Agreement, excluding only the Vaca Muerta and Quintuco formations.

•         Petrolera Pampa committed to jointly invest with YPF to expand existing evacuation and processing facilities in the RDM Block.  Petrolera Pampa’s total investment in these facilities is expected to reach approximately U.S.$65.0 million.  In exchange, Petrolera Pampa acquired (retroactively, effective as from January 1, 2015) a 50% right over the hydrocarbon production of all wells in the RDM Block, including the wells that are wholly owned by YPF.

•         Petrolera Pampa committed to invest in exploratory activities in the Lajas formation, which forms part of the RDM Block.

•         For the period 2016-2017, Petrolera Pampa committed to invest an additional U.S.$22.5 million, which will be used for well drilling in the Mulichinco formation and/or additional investments to improve the evacuation and processing facilities in the RDM Block.

The first well in the Lajas formation was drilled but has not yet been completed as of the date of this annual report.  It has not yet been determined whether this well is productive or dry.

As a result of the changes implemented through the Addendum, Petrolera Pampa’s average natural gas production in the RDM Block increased by 300,000 m3/d.  In addition, Petrolera Pampa retroactively recognized 63.7 million m3 of natural gas and 1,820 m3 of oil for the period between January 1, 2015 and the date of the Addendum, for which Petrolera Pampa expects to receive compensation by April 2016.  Under the terms of the Addendum, YPF is to assign to Petrolera Pampa, during the period between July 2015 and April 2016, a total of 63.7 million m3 of natural gas and 1,820 m3 of oil from its interest in the total hydrocarbon production of the RDM block.  Accordingly, during this period Petrolera Pampa expects to sell more than 50% of the total hydrocarbon production of the RDM Block.  As of December 31, 2015, we received compensation for 41 million m3 of natural gas, representing revenues totaling approximately U.S.$64.5 million.

In connection with the YPF Agreement and its Addendum, Petrolera Pampa has committed to invest a total of approximately U.S.$350.0 million for the period 2014-2017.  As of December 31, 2015, investments made under this agreement amounted to approximately U.S.$ 218 million.

As of December 31, 2015, natural gas production under the YPF Agreement amounted to approximately 2,100 thousand m3 per day (including 300,000 m3 in the form of compensation), representing 83% of Petrolera Pampa’s aggregate volume of natural gas production for such month.

Facilities in the RDM Block

As of the date of this annual report, the evacuation and processing facilities located in the RDM Block have a total maximum processing capacity of 3,300,000 m3/d of natural gas.  In connection with the YPF Agreement and its Addendum, Petrolera Pampa is investing in a new processing plant and compression facilities in the RDM Block that are expected to increase the block’s total production capacity to 4,000,000 m3/d.

The pipeline that connects the field to the trunk pipeline in Loma la Lata has a total transportation capacity of approximately 9,000,000 m3/d.

Investment Agreements with Petrobras Argentina

In each of 2010 and 2013, Petrolera Pampa entered into investment agreements with Petrobras Argentina (“Petrobras I” and “Petrobras II,” as described below) relating to the El Mangrullo block, for which Petrobras Argentina is the operator.  Accordingly, Petrolera Pampa acquired 43% of the right to freely dispose of the hydrocarbon production at the wellhead and to commercialize and process the hydrocarbons obtained from certain wells to be drilled in this block, subject to the terms of each of these agreements.  The hydrocarbon production resulting from Petrobras I and II may be sold under the Gas Plus Program and is subject to 14% royalties.  The concession for the El Mangrullo block expires in 2025.

Petrobras I

On December 7, 2010, Petrolera Pampa entered into our first investment agreement with Petrobras Argentina (“Petrobras I”) relating to the El Mangrullo block.  Under the terms of this agreement, Petrolera Pampa committed to an initial investment of the lower of (i) U.S.$16.0 million and (ii) the amount required for the drilling and termination of four wells.  This agreement established an investment period of four years, during which additional drilling investments were required in order to maintain a minimum daily production level of 400,000 m3 of natural gas (the “Daily Target”).  After Petrolera Pampa made its initial investment of U.S.$16.0 million, Petrolera Pampa was responsible for 43% of any additional investments required to maintain the Daily Target for four years, while Petrobras Argentina was responsible for the remaining 57% of such investments.

To maintain the Daily Target level for the four-year period, nine wells were expected to be drilled, representing a total investment of U.S.$24.0 million for Petrolera Pampa (U.S.$16.0 million for the first four wells and U.S.$8.0 million for the remainder).  However, the natural gas production of only five wells was sufficient to satisfy the Daily Target level during the four-year period, which ended in October 2015.  As of the date of this annual report, Petrolera Pampa continues to be entitled to its proportionate share of the hydrocarbon production from the wells drilled under Petrobras I until the end of the concession period or the end of the useful life of such wells, whichever occurs first.  As of December 31, 2015, Petrolera Pampa’s total investments under this agreement amounted to approximately U.S.$21.0 million and gas production reached 184,000 m3 per day.

Petrobras II

On February 7, 2013, Petrolera Pampa entered into our second investment agreement with Petrobras Argentina (“Petrobras II”) relating to the El Mangrullo block.  Under the terms of this agreement, Petrolera Pampa committed to an initial investment of the lower of (i) U.S.$22.0 million and (ii) the amount required for the drilling and termination of four wells.  Petrolera Pampa is responsible for 47% of any additional investments required to maintain the Daily Target during a four-year period, which will end in 2017, while Petrobras Argentina is responsible for the remainder.  To meet the Daily Target, nine wells are expected to be drilled, representing a total investment of U.S.$33.0 million for Petrolera Pampa.  After the four-year period is completed, Petrolera Pampa will continue to be entitled to its proportionate share of production from the wells drilled under Petrobras II until the end of the concession period or the end of the useful life of such wells, whichever occurs first.

As of December 31, 2015, six wells had been drilled in connection with this agreement (five of which are productive and one of which is dry), representing an aggregate investment by us of approximately U.S.$29.3 million, and gas production reached 167,000 m3 per day.  As of the date of this annual report, the Daily Target has been met since July 2013.

Investment Agreement with Ysur (formerly Apache)

On December 1, 2010, Petrolera Pampa entered into an investment agreement with Ysur (formerly Apache) to jointly engage in the development and exploitation of unconventional gas in the Anticlinal Campamento and Estación Fernández Oro blocks.  Ysur is the operator of these blocks, which are located in the provinces of Neuquén and Río Negro, respectively.

Under the terms of this agreement, Petrolera Pampa had a 15% share in the committed investment (initially estimated at U.S.$20.0 million) and the operating expenses incurred in developing such production, through which Petrolera Pampa has obtained a proportional share of the sale of such production.  The royalties for Anticlinal Campamento and Estación Fernández Oro blocks have been set at 15%.

Petrolera Pampa continues to be entitled to the proportionate share of production from the 22 wells drilled under the agreement until the end of the concession term in 2026 or the end of the useful life of these wells, whichever occurs first.  As of December 31, 2015, gas production reached 58,000 m3 per day.

Agreement with Rovella Carranza

In September 2010, we entered into an agreement with Rovella Carranza S.A. (“Rovella Carranza”) through which Petrolera Pampa agreed to provide hydrocarbon exploration, development and production services in the Senillosa exploration block in exchange for a 50% share of the hydrocarbon production in this block.  Of the remaining 50% of the hydrocarbon production in this block, Rovella Carranza is entitled to a 35% share, while G&P, the concessionaire of this block, has a 15% share.  Under the terms of this agreement, Petrolera Pampa is the operator of the Senillosa block.  As of December 31, 2015, Petrolera Pampa had made investments totaling approximately U.S.$12.5 million.  In December 2015, average daily production of this block reached 10,000 m3, representing less than 1% of Petrolera Pampa’s aggregate volume of daily hydrocarbon production.

Caracol Norte Block Agreement

On May 19, 2011, Petrolera Pampa entered into an agreement with Rovella Energía S.A. (“Rovella Energía”) and G&P (the “Caracol Norte Investment Agreement”), through which Petrolera Pampa agreed to provide, as operator, hydrocarbon exploration, development and production services in the Caracol Norte block in exchange for a 60% share of all hydrocarbon production in the block.  Petrolera Pampa committed to an initial investment of U.S.$3.7 million.

After carrying out preliminary activities in this block, Petrolera Pampa decided not to make any further investments.  Accordingly, on June 4, 2015, Petrolera Pampa and Rovella Energía agreed to transfer our rights and obligations under the Caracol Norte Investment Agreement to Petroleos Sudamericanos SA, Homaq SA and JCR S.A.  In accordance with Petrolera Pampa’s proportionate interest in the investment agreement, it expects to receive U.S.$133,000 from this sale once certain conditions precedent are satisfied.  As of the date of this annual report, the completion of this transfer remains subject to environmental authorization and the issuance of a provincial decree.

Oil and Gas Reserves and Production

Overview

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.  Under Law No. 26,197, the Argentine provinces own the hydrocarbon reserves located within their territories.  Pursuant to concessions granted by Argentine provinces to Petrolera Pampa and its joint venture partners, Petrolera Pampa has the right to extract, but not own, certain oil and gas reserves and to sell the resulting production.  As of the date of this annual report, Petrolera Pampa’s exploration and development activities are limited to reserves located in Argentina.

Petrolera Pampa seeks to identify new oil and gas reservoirs through joint venture agreements with the aim of increasing the future replacement rate of proved reserves.  From 2011 to 2015, Petrolera Pampa and its partners completed the drilling of 121 exploration and development wells.  During 2015, Petrolera Pampa average success rate for development wells was 97%.

Internal controls over reserves and reserves audits

Petrolera Pampa maintains an internal staff of petroleum engineers and geosciences professionals who work closely with the Independent Reserves Engineers Firm, to ensure the integrity, accuracy and timeliness of data furnished to its Independent Reserves Engineers Firm in their estimation process and who have knowledge of the specific properties under evaluation.  Petrolera Pampa’s Director of Geology Development is primarily responsible for overseeing the preparation of Petrolera Pampa’s reserves estimates and for the internal control over its reserves estimation, generation and management and acquisition and divestiture opportunities evaluation. See “Management.”

In order to ensure the quality and consistency of Petrolera Pampa’s reserves estimates and reserves disclosures, Petrolera Pampa maintains and complies with a reserves process that satisfies the following key control objectives:

•         estimates are prepared using generally accepted practices and methodologies;

•         estimates are prepared objectively and free of bias;

•         estimates and changes therein are prepared on a timely basis;

•         estimates and changes therein are properly supported and approved; and

•         estimates and related disclosures are prepared in accordance with regulatory requirements.

Throughout each fiscal year, Petrolera Pampa’s technical team meets with the Independent Reserves Engineers Firm, who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel.  This independent assessment of the internally-generated reserves estimates is beneficial in ensuring that interpretations and judgments are reasonable and that the estimates are free of preparer and management bias.  The audit conducted by the Independent Reserves Engineers Firm consisted primarily of:  (1) analysis of historical static and dynamic reservoir data provided by Petrolera Pampa; (2) construction or updating of the Independent Reserves Engineers Firm’s own static and dynamic reservoir characterization models of Petrolera Pampa’s oil fields; (3) economic analysis of selected fields; and (4) a review of Petrolera Pampa’s production forecasts and reserves estimates.

Independent Reserves Engineers Firm

Reserves estimates as of December 31, 2015, for Argentina included in this annual report are based on the Reserves Report prepared by the Independent Reserves Engineers Firm, dated as of March 4, 2016. The Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

The Independent Reserves Engineers Firm, a Dallas corporation with offices in Dallas and Houston, has been providing consulting services to the oil and gas industry for more than 55 years. The firm has more than 155 professionals, including engineers, geologists, geophysicists, petrophysicists and economists that are engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. The Independent Reserves Engineers Firm restricts its activities exclusively to consultation and does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

The Reserves Report covered 100% of our total reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firmdid not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. the Independent Reserves Engineers Firm independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC  Regulation S-X Section 210.4-10(a). the Independent Reserves Engineers Firm issued the Reserves Report based upon its evaluation. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the Reserves Report were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

However, uncertainties are inherent in estimating quantities of reserves, including many factors beyond our and our independent reserves engineers’ control. Reserves engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserves estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, economic factors such as changes in product prices or development and production expenses, and regulatory factors, such as royalties, development and environmental permitting and concession terms, may require revision of such estimates. Our operations may also be affected by unanticipated changes in regulations concerning the oil and gas industry in the countries in which we operate, which may impact our ability to recover the estimated reserves. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserves estimates.

Technology used in reserves estimation

According to SEC guidelines, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

There are various generally accepted methodologies for estimating reserves including volumetrics, decline analysis, material balance, simulation models and analogies. Estimates may be prepared using either deterministic methods. The particular method chosen should be based on the evaluator’s professional judgment as being the most appropriate, given the geological nature of the property, the extent of its operating history and the quality of available information. It may be appropriate to employ several methods in reaching an estimate for the property.

Estimates must be prepared using all available information (open and cased hole logs, core analyses, geologic maps, seismic interpretation, production/injection data and pressure test analysis). Supporting data, such as working interest, royalties and operating costs, must be maintained and updated when such information changes materially.

Petrolera Pampa’s estimated proved reserves as of December 31, 2015 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results.  Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information.  The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control.  Where applicable, geological outcrop information was also utilized.  The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis.  In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of Petrolera Pampa’s reserves estimates.

Reserves

Prior to 2015, Petrolera Pampa did not have any third-party reserves certification reports because such reports were not required under any reporting requirements to which Petrolera Pampa is subject. Accordingly, the information underlying such third-party reports and certain of the información specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015.. As a result, Petrolera Pampa is unable to provide comparisons between information on the values of reserves in 2015 with values from years prior to 2015.

The following table sets forth Petrolera Pampa’s oil and natural gas net proved reserves as of December 31, 2015, which are based on the Independent Reserves Engineers’ Reserves Report.

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2015
Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Natural Gas(2)
	(in thousands of barrels)	(in millions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	357.6	81,894.5
Proved undeveloped reserves	25.0	22,309.2
Total proved reserves	382.6	104,203.6

Note:   Numbers may not total due to rounding.

(1)      Petrolera Pampa does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.

(2)      Natural Gas reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.

Source:  Petrolera Pampa.

Proved Undeveloped Reserves

As of December 31, 2015, our total proved undeveloped reserves of crude oil and condensates amounted to 25 thousand of barrels and our total proved undeveloped reserves of natural gas amounted to 22,309.2 millions of cubic feet. Prior to 2015, we were not required to prepare and disclose reserves data in accordance with the requirements of Subpart 1200 of Regulation S-K. As a result, our internal estimates of reserves data prior to 2015 are not comparable with the information on the values of reserves in 2015. Due to the lack of comparability between our internal data relating to reserves as of January 1 and December 31, 2015, we are unable to determine whether there were material changes in our proved undeveloped reserves during that period. During 2015, we incurred approximately U.S.$172 million in capital expenditures to convert proved undeveloped reserves to proved developed reserves, of which approximately U.S.$165.8. million, U.S.$6.0 million and U.S.$0.3 million were made in the Rincón del Mangrullo Block, El Mangrullo block and Senillosa block, respectively.

Oil and gas production, production prices and production costs

The following table sets forth certain information on Petrolera Pampa’s production of oil and natural gas, segmented by investment agreement, for each of the years ended December 31, 2015, 2014 and 2013.

Drilling activities

The following table shows the number of wells drilled by Petrolera Pampa or its consortiums in which we had a working interest, segmented by investment agreement, for each of the years ended December 31, 2015, 2014 and 2013.  All of Petrolera Pampa’s drilling activity occurred in Argentine territory.

	As of year ended December 31,
	2015						2014						2013
	YPF (*)	Petrobras I	Petrobras II	Ysur	Senillosa	Total Petrolera	YPF	Petrobras I	Petrobras II	Ysur	Senillosa	Total Petrolera	YPF	Petrobras I	Petrobras II	Ysur	Senillosa	Total Petrolera
Exploratory Wells
Oil Productive						0						0						0
Gas Productive						0						0					1	1

Subtotal Productive	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1
Dry						0						0					2	2
Total Exploratory Wells	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3	3

Development Wells
Oil Productive						0						0						0
Gas Productive	64		1			65	14		2			16		1	2	3		6
Subtotal Productive	64	0	1	0	0	65	14	0	2	0	0	16	0	1	2	3	0	6
Dry	1		1			2						0						0
Total Development Wells	65	0	2	0	0	67	14	0	2	0	0	16	0	1	2	3	0	6

(*) Three additional wells have been drilled during 2015 and are under analysis.

Developed and undeveloped acreage

The following table sets forth Petrolera Pampa’s total gross and net developed and undeveloped acreage in Argentina as of December 31, 2015.

	Acreage (1)
	Argentina
	Crude Oil and Condensates	Natural Gas
Total developed acreage
Gross	0	28,203
Net	0	13,312
Total undeveloped acreage
Gross	0	7,413
Net	0	3,655
Total developed and undeveloped acreage
Gross	0	35,616
Net	0	16,966
(1) Defined as acreage assignable to productive wells. Net acreage based on our working interest.

Productive wells

The following table sets forth Petrolera Pampa’s total gross productive wells, segmented by investment agreement, as of December 31, 2015.  Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.  Gross wells are the total number of producing wells in which Petrolera Pampa has an interest.

	Productive Wells
	YPF	Petrobras I	Petrobras II	Ysur	Senillosa	Total Petrolera
Oil Wells	0	0	0	0	0	0
Gas Wells	78	5	5	22	2	112

Present activities

The following table shows the number of wells, segmented by investment agreement, that are in the process of being drilled or are in active completion stages as of December 31, 2015.  All of Petrolera Pampa present activities are carried out in Argentine territory.

	Wells in process of being drilled or in active completion
	YPF	Petrobras I	Petrobras II	Ysur	Senillosa	Total Petrolera
Oil Wells	0	0	0	0	0	0
Gas Wells	16	0	0	0	0	16

During 2015, the first well in the Lajas formation was drilled but has not yet been completed.  As of the date of this annual report, preliminary results cannot assure whether this well is productive or dry.

Delivery commitments

Certain of Petrolera Pampa’s contracts specify the delivery of determinable quantities of natural gas in the near future.  As of December 31, 2015, Petrolera Pampa is contractually committed to deliver approximately 1,700,000 m3 per day in the future (80% expiring in 2016). According to Petrolera Pampa’s estimates, as of December 31, 2015, our contractual delivery commitments for the next three years could be met with Petrolera Pampa’s own production and, if necessary, with purchases from third parties.

Due to market conditions in Argentina, most natural gas producers enter into contracts for the production and sale of natural gas within one year of expected production.  Almost all of the contracts under which Petrolera Pampa has natural gas delivery commitments expire during 2016 (with only two contracts for a total amount of 350,000 m3 per day expiring in 2017).  We expect to renew our existing contracts and enter into new contracts with similar terms in the future.

With respect to crude oil, Petrolera Pampa sells substantially all of its production to small refineries or to its joint venture partners.  As of December 31, 2015, Petrolera Pampa is not contractually committed to deliver material quantities of crude oil to third parties in the future.

Other Projects

As of the date of this annual report, Petrolera Pampa is negotiating new agreements for the exploitation and exploration of hydrocarbons in Argentina.

TGS

The Company owns 100% of the shares of PEPCA S.A. (“PEPCA”), which in turn owns 10% in CIESA, which in turn owns 51% of TGS.  Also, the Company holds, through PISA, the character of “Beneficiario” and “Fideicomisario” under the MSA Trust, owner of 40% of the capital stock of CIESA (See “CIESA Transaction” below).  Therefore, given that the stake in such company constitutes an interest in an associate, it is measured under the equity method of accounting for the 10% of CIESA and under the fair market value method for the 40% of the MSA Trust, in the Consolidated Financial Statements.  TGS is the largest gas transportation company in Argentina, and it operates the most extensive gas pipeline system in Latin America.  In addition, it is leader in the production and sale of natural gas liquids (NGLs) for the domestic and export markets.  It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires.  Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its subsidiary company Telcosur S.A.

Since 2011, the Company is entitled to the following rights, among others:

-          Appointment of one director in CIESA and TGS;

-          Appointment of the Vice Chairman in CIESA and TGS;

-          First refusal right in CIESA; and

-          Approval of CIESA’s and TGS’ annual budget.

The following table summarizes TGS’ main technical and financial indicators:

	2014	2015
Technical Information
Gas Transportation
Average firm capacity purchases (in million m3 per day)	80.4	80.6
Average deliveries (in million m3 per day)	65.4	66.0
Production and selling of liquids
Total liquid production (in thousand tons)	969.9	924.2
Gas processing capacity (in million m3 per day)	46.0	46.0
Storage capacity (in tons)	54,840	54,840
Financial Information*
Revenues	4,304.0	4,226.6
Fiscal year’s results	105.0	(172.1)

Net cash flow provided by operating activities	1,019.0	489.3
Net cash flow used in investment activities	(194.4)	(250.5)
Net cash flow (used) generated in financing activities	(982.4)	(294.6)

Current Assets	1,959.0	2,230.2
Non-Current Assets	4,215.5	4,416.4
Total Assets	6,174.4	6,646.6
Current Liabilities	1,251.8	1,320.6
Non-current Liabilities	3,055.1	3,630.6
Total Liabilities	4,306.9	4,951.1
Shareholders’ Equity	1,867.5	1,695.4

* Consolidated Financial Statements, figures in million pesos.

** Amounts show continuous operations only.

CIESA Transaction

On January 27, 2011, we acquired from AEI and through our subsidiary PISA, all of the issued and outstanding capital stock of Inversiones Argentina I, a company incorporated in the Cayman Islands to which AEI had previously assigned all of its right, title and interest to U.S.$ 199.6 million nominal value of the floating rate notes due April 22, 2002, issued by CIESA on April 22, 1997 (the “CIESA Bonds”), other liabilities of CIESA arising from two derivatives transactions (together with the CIESA Bonds, the “CIESA Liabilities”) and the rights over certain lawsuits related to the CIESA Bonds. The CIESA Bonds have been in default since a missed principal repayment due on April 22, 2002. Pampa acquired the capital stock of Inversiones Argentina I for U.S.$ 136 million, while the assets of such company, including the CIESA Bonds and accrued and unpaid interest, had a total value of approximately U.S.$ 322 million. CIESA is the controlling company of TGS. TGS is a leading gas transportation company in Argentina. TGS is also one of the leading natural gas liquid producers and traders, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation. On April 8, 2011, we acquired, directly and indirectly, 100% of the capital stock of Enron Pipeline Company Argentina S.A. (now known as PEPCA), which owns 10% of the capital stock of CIESA, which in turn owned 55.3% of the share capital of TGS, for a total price of U.S.$ 29.0 million.

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

As the Argentine antitrust approval required to implement the Restructuring Agreement had not been legally issued and the parties did not agree to extend either the MOU that expired on May 11, 2012 or the CIESA Action, on July 13, 2012, the parties to the Restructuring Agreement, including the Company, entered into a Fifth Amendment to the Restructuring Agreement pursuant to which (i) in exchange for U.S.$ 46,033,917 principal amount of debt owed to Pampa Inversiones, CIESA irrevocably designated and appointed Pampa Inversiones as sole and exclusive beneficiary of the two hundred fifty five million, five hundred twenty seven thousand, four hundred seventy seven (255,527,477) CIESA shares and, accordingly, Pampa Inversiones became the sole “Beneficiario” and “Fideicomisario” under the MSA Trust; and (ii) CIESA assigned to Pampa Inversiones any rights it might otherwise retain for having been a “Beneficiario” and “Fideicomisario” under the MSA Trust to instruct the MSA trustee and to receive any proceeds of the Bienes Fideicomitidos.

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

In connection with the above mentioned claims, on November 20, 2012, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC (two new subsidiaries of Pampa Inversiones specially created for this transaction) entered into an assignment agreement with Enron Creditors Recovery Corp., Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C., and Citibank N.A., pursuant to which (i) Enron Creditors Recovery Corp. transferred all of its right, title and interest in and to the general partnership interest in Ponderosa Assets L.P. to Ponderosa Assets Holding I LLC, and (ii) each of Citicorp North America, Inc., Atlantic Commercial Finance, Inc., Enron Global Power & Pipelines L.L.C. and any other relevant affiliate of Enron Creditors Recovery Corp. transferred all of its right, title and interest in and to the limited partnership interests in Ponderosa Assets L.P. to Ponderosa Assets Holding II LLC; therefore, Ponderosa Assets Holding I LLC and Ponderosa Assets Holding II LLC became the owners of Ponderosa Assets L.P., which is the formal plaintiff under the ICSID Claim.

On October 7, 2015, pursuant to the occurrence of certain events relating to an increase in TGS’s tariff that was a condition under a loan granted from TGS to the Company for U.S.$ 26 million, the Company assigned to TGS, all its rights and obligations under the ICSID Claim to to cancel the amounts owed under the loan. For further information regarding the loan granted by TGS to the Company, please see “Item 5 – Operating and Financial Review and Prospects - Debt.”

Description of Business Segments

Regulated Segment: Gas Transportation

In 2015, revenues from the gas transportation increased by Ps.269.9 million to Ps.1,014.0 million, from Ps.744.1 million in 2014. This rise was a result of a 44.3% increase in the natural gas transportation service and a 73.2% increase in the Single Access Chart (“CAU”) passed by Resolution No. 3,347/2015 under the transitory agreement set out in Executive Order No. 1,918/2009.

Such increases, which had a minimum impact on end users, were insufficient to offset sustained operating cost increases following the passing and enactment of Public Emergency and Exchange Rate Regime Reform Act No. 25,561 in January 2002, the operation of which was later extended on several occasions.

In September 2015, after the occurrence of the condition provided in the loan agreement granted by TGS to the Company which triggered its mandatory prepayment, the Company assigned to, and TGS acquired, all rights in the Arbitration Proceeding, including the right to suspend and waive its rights thereunder. The exercise of the Arbitration Proceeding’s rights will allow TGS to continue with the tariff renegotiation process and to fulfill the conditions necessary for the execution and implementation of the Comprehensive Agreement. As a result, in October 2015, TGS signed the new text of the Comprehensive Agreement, thus amending the agreement entered into in October 2011 and updating it in compliance with ENARGAS Resolutions No. 2,852/14 and 3,347/15.

However, the constant increase in operating costs necessary to provide a reliable transportation system and the failure to update tariffs resulted in the substantial deterioration of operating results in this segment. TGS intends to continue taking necessary steps to obtain a proper and fair tariff update so that revenues become consistent with cost increases, ensuring the provisions of the service.

In 2015, the daily average quantity of natural gas introduced into the gas pipeline system operated by TGS was higher than in 2014. During the winter of 2015, the TGS gas pipeline system was fairly responsive to meeting demand, but the regulatory authority continued restricting the supply of natural gas to the industrial market in order to reallocate gas to so-called priority users, mainly residential, commercial, and compressed natural gas (“CNG”) users. Imposed restrictions affected both direct carriers that maintain natural gas transportation service agreements with TGS and grid-connected industries within the country’s distribution zones and nearby gas field areas. However, these industrial restrictions were lower as a result of a decrease in residential consumption due to higher ambient temperatures compared to the previous year.

Regarding gas pipeline system expansions, progress was made in the development of the natural gas transportation capacity expansion works commenced in 2006, which will allow for transportation of a total incremental volume of 10.7 million m3 a day, of which 8.7 million m3/d are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS receives a monthly CAU, which has remained unchanged since its creation in 2005. These expansion works —planned in successive commissioning stages— are developed and funded under the Gas Trust Program, with cash contributions by third-party investors, gas producers, and carriers awarded with the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and sale of gas liquids is not regulated by ENARGAS.

In 2015, this segment’s revenues accounted for 69% of TGS total revenues, which have decreased by Ps.335.5 million this year, from Ps.3,243.3 million recorded in 2014 to Ps.2,907.8 million in 2015.

Gas liquids production and selling activities are conducted at the Cerri Complex, located close to Bahía Blanca, which is supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at such industrial complex. TGS sells these liquids to both domestic and foreign markets. On the domestic market, propane and butane are sold to fractionation companies. On the foreign market, the sale of these products and natural gasoline is made at current international market prices. Ethane is sold to Polisur at a price mutually agreed by the parties.

In 2015, the production of liquids decreased by 45,744 tons, or 4.7%, mainly as a result of the lower number of tons of ethane purchased by Polisur. In 2015, sales increased by 26,172 tons, compared to 313,269 tons in 2014, to 339,441 tons.

Faced with the decline in international reference prices for natural gas liquids, on December 31, 2014 the Ministry of Economy issued Resolution No. 1,077/2014, which amended the system applicable to withholding taxes on natural gasoline to reduce the impact of the decline in international reference prices for natural gas. For natural gas liquids, different withholding rates were based on the international reference price (defined as the reference Brent oil price minus U.S.$ 8 per barrel or “PI”). When the PI is lower than U.S.$ 71 per barrel, the withholding rate will be 1%, and when the PI is equal to or higher than this amount, the rate will be assessed based on the following formula: (PI – 70) / 70 x 100 (the actual rate being applicable on the PI exceeding U.S.$ 70/ton).

Additionally, the Ministry of Economy issued Resolution No. 60/2015, which provides that: (i) if the liquefied petroleum gas (“LPG”) product’s international price informed on a daily basis by the SE falls below the reference price (U.S.$.464/ton for propane/U.S.$.478/ton for butane), the witholding rate will be 1%; and (ii) if such international price is higher than the reference price, the producer will only be authorized to receive the maximum amount set forth in Resolution No. 60/15 (U.S.$.460/ton for propane/U.S.$.473/ton for butane), and the balance will be paid as withholding taxes.

In 2015, TGS continued participating in the program for the supply of butane for gas containers at subsidized prices. In 2015, such resolution was amended by Executive Order No. 470/2015 and regulated through SEE Resolution No. 49/2015 and No. 70/15. Through such regulations, the National Government created a program called “Houses with Carafes” (the “New Stabilization Program”) replacing the Prices Stabilization Agreement entered into in 2008 between producers and the SE (the “2008 Stabilization Agreement”). Although these regulations increased the price and the participation allocated to the supply of the product to the domestic market, such regulations oblige TGS to produce and market the LPG volumes required by the SEE at lower-than-market prices. As a result, production costs are not met and operating margins are negative. Throughout 2015, TGS filed claims aimed to safeguard its rights and ameliorate losses generated by the supply of LPG.

Several positive modifications were introduced to the internal prices regime for the commercialization of LPG to customers not covered by the New Stabilization Program. On March 16, 2015, SE Resolution No. 36/2015 was passed, pursuant to which the prices for the sale of LPG in the domestic market were made equivalent to export prices effective as of April 1, 2015.

There was an increase in the sales price of ethane to Polisur to reflect the natural gas cost increases. However, the volume of ethane sold during the summer periods lowered for commercial reasons beyond TGS’ control. On December 31, 2015, the agreement with Polisur (TGS’s only customer purchasing ethane) expired. As a result, TGS is currently negotiating the terms and conditions for the new agreement extending it to guarantee the profitability of the supply of this product within the current business context. Meanwhile, TGS will continue selling ethane to Polisur under the terms mutually agreed for each specific product delivery.

The decrease in international reference prices, together with the current issues described above, have contributed to a decrease in the operating margins with which TGS operates in this segment. The situation could be improved by implementating several measures to increase the recovery of natural gas liquids at the Cerri Complex and renegotiating natural gas supply agreements aimed at guaranteeing the supply of gas at reasonable prices, which resulted in a 6% decrease in gas purchase prices in comparison to 2014.

Sales of Gas Liquids by Destination Market

In Thousands of Tons, 2010-2015

Source: TGS.

Non-Regulated Segment: Other Services

The Other Services segment is not regulated by ENARGAS. TGS provides so-called ‘midstream’ services, which mainly consist of treatment, impurity separation and gas compression. It may also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through the subsidiary Telcosur S.A. (“Telcosur”).

This segment represented 7% of TGS’ total income in 2015. During 2015, even though there was a decrease in revenues for compression and treatment services upon the expiration of certain contracts, the impact was wholly offset by the generation of new business associated with engineering, construction, and operation and maintenance services for natural gas facilities. TGS also continued providing management services for the execution of the extension works begun in 2006 under the Financial Trusts Program.

Regarding telecommunication services provided by Telcosur, during 2015 its business consolidation strategy was reinforced through the renewal of transmission capacity agreements and the execution of new agreements with carrier and corporate customers.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plant and Equipment

We maintain our headquarters at Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).  For lease of the office space, our payments averaged U.S. $83,451 per month in 2015 (approximately U.S. $25.6 per m2).  For building expenses, our monthly payments in 2015 averaged approximately Ps 140,631.  We moved to this brand-new single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

The following table sets forth our total property, plant and equipment for the periods indicated:

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance.  The total generation assets covered under these policies are valued at U.S. $2,296 million.  In our transmission business we are insured for damage to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S.$2,042.4 million for Transener and U.S.$472.3 million for Transba.  As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession.  However, Transba has insured its towers and transmission lines for up to U.S. $1 million.  In our distribution business, our physical assets are insured for up to U.S. $1,299.5 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

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

EDELAR and EMDERSA Sale

On September 17, 2013, Edenor’s Board of Directors approved an irrevocable offer to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja for the (i) sale of Edenor’s indirect stake in Emdersa, Edelar’s parent company, and (ii) assignment of certain account receivables that Edenor had against Emdersa and Edelar. On October 4, 2013, ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of ERSA accepted the offer. The transaction closed on October 30, 2013. The price agreed upon was Ps. 75.2 million payable in 120 monthly and consecutive installments. In November 2015, we began to pay the installments in accordance with the agreed schedule.

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

In September 2006 the Argentine Government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and do not have access to other viable energy alternatives.  In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) program.  The maximum price to be charged for each project that seeks to sell energy under the Energy Plus Program should be approved by the Federal Planning, Public Investment and Service Ministry. See “Regulatory and Legal Framework—Energía Plus.”

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

On December 17, 2015, the Argentine Government issued Decree No. 134/15, declaring the emergency of the National Electricity Sector until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deems necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of, electricity.

The ME&M, issued Resolution No. 7/2016 pursuant to which it instructed the ENRE to, among others, (i) adjust the VAD using the transitional tariff regime included in Adjustment Agreement (ii) implement a social tariff regime and a reduction of such WEM prices for certain consumers, and (iii) effect a revision of the RTI that has to be implemented before December 31, 2016. Also the Resolution No. 7/2016 derogated the PUREE and SE Resolution No. 32/2015.

ENRE’s Resolutions No. 1/2016 and 2/2016 approved Edenor’s and Edesur’s new tariffs and intended to terminate the trust created for controlling the funds collected for the construction of distribution works.

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS.  Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA.  Privately owned generators may also enter into direct contracts with distributors or large users.  However this possibility was suspended by SE Resolution No. 95/2013.  As of December 31, 2015, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 33,493 MW.  In 2015, thermal generation generated 86,482 GWh (64%), hidroelectrical energy generated 40,888 GWh (30%) , the nuclear energy generated 6,519 GWh (5%) and the fotovatic and eolic energy generated 608 GWh. In 2015, imports amounted to 1,655 GWh and exports to 53GWh.

The following table sets forth the primary participants in the Argentine electricity generation sector as of December 31, 2015, including the total capacity of each:

AREA	CENTRAL	GENERATION PLANT	COMPANY	COMPANY DESCRIPTION	STEAM TURBINE	GAS TURBINE	COMBINED CYCLE	DIESEL ENGINE	BIOGENERATION	TOTAL THERMAL GENERATION	TOTAL NUCLEAR GENERATION	TOTAL HYDROELECTRIC GENERATION	TOTAL EOLIC GENERATION	TOTAL PHOTOVALTIC GENERATION	TOTAL
CEN	ISVE	CT ISLA VERDE - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	24,5	-	24,5	-	-	-	-	**24,5**
CEN	CALEHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	4,4	-	-	**4,4**
CEN	CARL	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	11,2	-	11,2	-	-	-	-	**11,2**
CEN	CASSHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	16,2	-	-	**16,2**
CEN	CEJEHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	1,1	-	-	**1,1**
CEN	DFUN	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	32,0	-	3,1	-	35,1	-	-	-	-	**35,1**
CEN	FSIMHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	10,5	-	-	**10,5**
CEN	LEVA	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	53,5	-	10,8	-	64,3	-	-	-	-	**64,3**
CEN	LMO1HI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	52,0	-	-	**52,0**
CEN	LMO2HI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	4,5	-	-	**4,5**
CEN	LVAR	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	5,6	-	5,6	-	-	-	-	**5,6**
CEN	LVINHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	16,0	-	-	**16,0**
CEN	MJUA	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	13,2	-	13,2	-	-	-	-	**13,2**
CEN	PILA	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	200,0	-	466,0	-	-	666,0	-	-	-	-	**666,0**
CEN	PMORHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	6,3	-	-	**6,3**
CEN	RCUA	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	32,0	-	-	-	32,0	-	-	-	-	**32,0**
CEN	REOLHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	33,0	-	-	**33,0**
CEN	RGDEHB	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	750,0	-	-	**750,0**
CEN	SFR2	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	16,8	-	16,8	-	-	-	-	**16,8**
CEN	SFRA	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	39,0	-	-	-	39,0	-	-	-	-	**39,0**
CEN	SOES	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	100,0	-	-	-	100,0	-	-	-	-	**100,0**
CEN	SROQHI	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	-	-	-	-	-	-	24,0	-	-	**24,0**
CEN	VMAR	EPEC GENERACION	EPEC	EMPRESA PROVINCIAL DE ENERGIA DE CORDOBA	-	48,0	-	-	-	48,0	-	-	-	-	**48,0**
CEN	MMAR	GEN.MEDITERRANEA (EX ENR	GMEDITER	GENERACION MEDITERRANEA S.A.	-	180,0	68,0	-	-	248,0	-	-	-	-	**248,0**
CEN	RTER	GENERADORA CORDOBA S.A.	GECOR	GENERADORA CORDOBA S.A.	-	26,0	-	-	-	26,0	-	-	-	-	**26,0**
CEN	EMBA	NUCLEOELECTRICA ARG. SA	NUCLEOEL	NUCLEOELECTRICA ARGENTINA S. A.	-	-	-	-	-	-	648,0	-	-	-	**648,0**
CEN	BVIL	CT BELL VILLE - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	15,6	-	15,6	-	-	-	-	**15,6**
CEN	**CEN**	**CEN**	**CEN**	**TOTAL CENTRO**	**200,0**	**510,5**	**534,0**	**100,8**	**-**	**1.345,3**	**648,0**	**918,0**	**-**	**-**	**2.911,3**
COM	ALICHI	AES ALICURA.	HALICURA	AES GENERACIÓN ARGENTINA S. A.	-	-	-	-	-	-	-	1.050,0	-	-	**1.050,0**
COM	CIPO	CT CIPOLLETI - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	5,0	-	5,0	-	-	-	-	**5,0**
COM	VREG	CT VILLA REGINA - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	5,0	-	5,0	-	-	-	-	**5,0**
COM	DIVIHI	APELP	APELP	APELP	-	-	-	-	-	-	-	10,0	-	-	**10,0**
COM	ACAJ	C.T. AGUA DEL CAJON	CAPEX	CAPEX S. A.	-	-	661,5	-	-	661,5	-	-	-	-	**661,5**
COM	LDLA	C.T. LOMA DE LA LATA S.A.	LOMALATA	CENTRAL TÉRMICA LOMA DE LA LATA S.A.	-	-	540,0	-	-	540,0	-	-	-	-	**540,0**
COM	ROCA	CT ROCA SA	CTROCA	CENTRAL TÉRMICA ROCA S.A.	-	130,0	-	-	-	130,0	-	-	-	-	**130,0**
COM	CESPHI	CENTRAL HIDRAULICA CESPE	DPAGUAS	DEPARTAMENTO PROVINCIAL DE AGUAS	-	-	-	-	-	-	-	5,2	-	-	**5,2**
COM	CIPOHI	CENTRAL HIDRAULICA CIPOL	DPAGUAS	DEPARTAMENTO PROVINCIAL DE AGUAS	-	-	-	-	-	-	-	5,4	-	-	**5,4**
COM	ROMEHI	CENTRAL JULIAN ROMERO 5 S	DPAGUAS	DEPARTAMENTO PROVINCIAL DE AGUAS	-	-	-	-	-	-	-	6,2	-	-	**6,2**
COM	SANDHI	CENTRAL SALTO ANDERSEN	DPAGUAS	DEPARTAMENTO PROVINCIAL DE AGUAS	-	-	-	-	-	-	-	7,9	-	-	**7,9**
COM	AVAL	C.TERMICA ALTO VALLE	H.COLORA	DUKE ENERGY CERROS COLORADOS S. A.	-	16,0	80,0	-	-	96,0	-	-	-	-	**96,0**
COM	PBANHI	HIDR. CERROS COLORADOS S	H.COLORA	DUKE ENERGY CERROS COLORADOS S. A.	-	-	-	-	-	-	-	472,0	-	-	**472,0**
COM	GROCHI	EMP DE ENERGIA DE RIO NEG	EDERSARD	EMP DE ENERGIA DE RIO NEGRO SA	-	-	-	-	-	-	-	2,0	-	-	**2,0**
COM	ARROHI	HIDROELECTRICA EL CHOCON	H.CHOCON	HIDROELECTRICA EL CHOCON S. A.	-	-	-	-	-	-	-	127,8	-	-	**127,8**
COM	CHOCHI	HIDROELECTRICA EL CHOCON	H.CHOCON	HIDROELECTRICA EL CHOCON S. A.	-	-	-	-	-	-	-	1.260,0	-	-	**1.260,0**
COM	PAGUHI	HIDR. PIEDRA DEL AGUILA S.A	HPAGUILA	HIDROELECTRICA PIEDRA DEL AGUILA S. A.	-	-	-	-	-	-	-	1.400,0	-	-	**1.400,0**
COM	ALUM	CT ALUMINÉ - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	6,3	-	6,3	-	-	-	-	**6,3**
COM	CAVI	CT CAVIAHUE - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	5,0	-	5,0	-	-	-	-	**5,0**
COM	RSAU	C.MEDANITOS-RINCON SAUC	CTMEDANI	MEDANITO S.A.	-	-	-	32,0	-	32,0	-	-	-	-	**32,0**
COM	PPLEHI	PICHI PICUN LEUFU	PETROBRA	PETROBRAS ARGENTINA S.A.	-	-	-	-	-	-	-	285,0	-	-	**285,0**
COM	CPIEHI	CENTRAL CASA DE PIEDRA	CAPIEDRA	PROV.BS.AS. LP Y RN - EEPE CASA DE PIEDRA	-	-	-	-	-	-	-	60,0	-	-	**60,0**
COM	BARI	CT BARILOCHE -SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	20,0	-	20,0	-	-	-	-	**20,0**
COM	FILO	C.T. FILO MORADO	F.MORADO	YPF SA - IATE SA - UTE	-	62,9	-	-	-	62,9	-	-	-	-	**62,9**
COM	**COM**	**COM**	**COM**	**TOTAL COMAHUE**	**-**	**208,9**	**1.281,5**	**73,3**	**-**	**1.563,7**	**-**	**4.691,5**	**-**	**-**	**6.255,2**
CUY	SARC	HIDROTERMICA SAN JUAN	HALICURA	AES GENERACIÓN ARGENTINA S. A.	-	30,0	-	-	-	30,0	-	-	-	-	**30,0**
CUY	ULLUHI	HIDROTERMICA SAN JUAN	HALICURA	AES GENERACIÓN ARGENTINA S. A.	-	-	-	-	-	-	-	42,0	-	-	**42,0**
CUY	CDPI	C. TERMICAS MENDOZA SA	CTMZA	CENTRALES TERMICAS MENDOZA S. A.	-	14,0	-	-	-	14,0	-	-	-	-	**14,0**
CUY	LDCU	C. TERMICAS MENDOZA SA	CTMZA	CENTRALES TERMICAS MENDOZA S. A.	120,0	-	374,2	-	-	494,2	-	-	-	-	**494,2**
CUY	LDCUG	C T MENDOZA COGENERADO	CTMZA	CENTRALES TERMICAS MENDOZA S. A.	-	45,6	-	-	-	45,6	-	-	-	-	**45,6**
CUY	CACHHI	CONSORCIO POTRERILLOS	CEMPPSA	CONSORCIO DE EMP. MENDOCINAS PARA POTRERILLOS S.A.	-	-	-	-	-	-	-	120,0	-	-	**120,0**
CUY	CACVHI	CONSORCIO POTRERILLOS	CEMPPSA	CONSORCIO DE EMP. MENDOCINAS PARA POTRERILLOS S.A.	-	-	-	-	-	-	-	9,0	-	-	**9,0**
CUY	CARRHI	CONSORCIO POTRERILLOS	CEMPPSA	CONSORCIO DE EMP. MENDOCINAS PARA POTRERILLOS S.A.	-	-	-	-	-	-	-	17,0	-	-	**17,0**
CUY	CONDHI	CONSORCIO POTRERILLOS	CEMPPSA	CONSORCIO DE EMP. MENDOCINAS PARA POTRERILLOS S.A.	-	-	-	-	-	-	-	61,0	-	-	**61,0**
CUY	CHI1FV	C.FOTOV. CHIMBERAS 1-ENA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	-	-	-	-	-	2,0	**2,0**
CUY	HON1FV	C.FOTOV. CAcDA HONDA I-EN	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	-	-	-	-	-	2,0	**2,0**
CUY	HON2FV	C.FOTOV. CAcDA HONDA 2-E	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	-	-	-	-	-	3,0	**3,0**
CUY	LDCUHI	PAH CT MENDOZA - ENARSA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	-	-	-	1,0	-	-	**1,0**
CUY	LUJAHI	PAH LA LUJANITA - ENARSA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	-	-	-	1,7	-	-	**1,7**
CUY	CCOLHI	C.H.LOS CARACOLES - EPSE	EPSE	ENERGIA PROVINCIAL SOCIEDAD DEL ESTADO	-	-	-	-	-	-	-	121,4	-	-	**121,4**
CUY	CVIEHI	HIDR.CUESTA DEL VIENTO - E	EPSE	ENERGIA PROVINCIAL SOCIEDAD DEL ESTADO	-	-	-	-	-	-	-	10,6	-	-	**10,6**
CUY	QULLHI	QUEBRADA ULLUM - EPSE	EPSE	ENERGIA PROVINCIAL SOCIEDAD DEL ESTADO	-	-	-	-	-	-	-	45,0	-	-	**45,0**
CUY	SJUAFV	PTA FOTOVOLTAICA S.JUAN I	EPSE	ENERGIA PROVINCIAL SOCIEDAD DEL ESTADO	-	-	-	-	-	-	-	-	-	1,2	**1,2**
CUY	NIH4HI	HIDR NIHUIL IV (EMSE SE)	NIHIL IV	FONDO DE INFRAESTRUCTURA PROVINCIAL-MIN.AMB.Y O.P.	-	-	-	-	-	-	-	18,0	-	-	**18,0**
CUY	COROHI	GENERADORA ELECTRICA ME	GEMSA	GENERADORA ELECTRICA MENDOZA S.A.	-	-	-	-	-	-	-	6,6	-	-	**6,6**
CUY	SMARHI	GENERADORA ELECTRICA ME	GEMSA	GENERADORA ELECTRICA MENDOZA S.A.	-	-	-	-	-	-	-	6,5	-	-	**6,5**
CUY	ADTOHI	H. DIAMANTE SA	HIDISA	HIDROELECTRICA DIAMANTE S. A.	-	-	-	-	-	-	-	150,0	-	-	**150,0**
CUY	ETIGHI	H. DIAMANTE SA	HIDISA	HIDROELECTRICA DIAMANTE S. A.	-	-	-	-	-	-	-	14,0	-	-	**14,0**
CUY	LREYHB	H. DIAMANTE SA	HIDISA	HIDROELECTRICA DIAMANTE S. A.	-	-	-	-	-	-	-	224,0	-	-	**224,0**
CUY	NIH1HI	HIDROELECTRICA LOS NIHUIL	HINISA	HIDROELECTRICA LOS NIHUILES S. A.	-	-	-	-	-	-	-	72,0	-	-	**72,0**
CUY	NIH2HI	HIDROELECTRICA LOS NIHUIL	HINISA	HIDROELECTRICA LOS NIHUILES S. A.	-	-	-	-	-	-	-	110,0	-	-	**110,0**
CUY	NIH3HI	HIDROELECTRICA LOS NIHUIL	HINISA	HIDROELECTRICA LOS NIHUILES S. A.	-	-	-	-	-	-	-	42,0	-	-	**42,0**
CUY	SALOHI	C.H. SALTO DE LA LOMA SIEyE	SIEYE	SERVICIO DE INGENIERÍA ELÉCTRICA Y ELECTROMECÁNICA	-	-	-	-	-	-	-	0,6	-	-	**0,6**
CUY	SGUIHI	C.H. SAN GUILLERMO SIEyE	SIEYE	SERVICIO DE INGENIERÍA ELÉCTRICA Y ELECTROMECÁNICA	-	-	-	-	-	-	-	0,1	-	-	**0,1**
CUY	**CUY**	**CUY**	**CUY**	**TOTAL CUYO**	**120,0**	**89,6**	**374,2**	**-**	**-**	**583,8**	**-**	**1.072,5**	**-**	**8,2**	**1.664,5**

BAS	ARRE	CT ARRECIFES-AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	20,0	-	20,0	-	-	-	-	**20,0**
BAS	VGAD	CT GRAL. VILLEGAS - AGGREK	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	23,5	-	23,5	-	-	-	-	**23,5**
BAS	MAGD	CT MAGDALENA - APR ENERG	APRENERG	APR ENERGY S.R.L.	-	-	-	25,0	-	25,0	-	-	-	-	**25,0**
BAS	BBLA	CENTRAL PIEDRABUENA S.A.	CPBUENA	CENTRAL PIEDRA BUENA S.A.	620,0	-	-	-	-	620,0	-	-	-	-	**620,0**
BAS	MDAJ	C.COSTA ATLANTICA	CCATLANT	CENTRALES DE LA COSTA ATLANTICA S.A.	-	30,0	-	-	-	30,0	-	-	-	-	**30,0**
BAS	MDPA	C.COSTA ATLANTICA	CCATLANT	CENTRALES DE LA COSTA ATLANTICA S.A.	56,0	120,9	-	-	-	176,9	-	-	-	-	**176,9**
BAS	NECO	C.COSTA ATLANTICA	CCATLANT	CENTRALES DE LA COSTA ATLANTICA S.A.	204,0	-	-	-	-	204,0	-	-	-	-	**204,0**
BAS	VGES	C.COSTA ATLANTICA	CCATLANT	CENTRALES DE LA COSTA ATLANTICA S.A.	-	125,0	-	-	-	125,0	-	-	-	-	**125,0**
BAS	VGEP	COOP. VILLA GESELL GENERA	CEVIGE	COOP. ELECT. CRED.VIV. Y OTROS VILLA GESELL	-	-	-	3,0	-	3,0	-	-	-	-	**3,0**
BAS	SCTP	EDEA GENERACION	EDEABABD	EMP. DIST. ENERGIA ATLANTICA S.A.	-	-	-	14,0	-	14,0	-	-	-	-	**14,0**
BAS	MIR1	CT MIRAMAR I - ENERGYST	ENERGYST	ENERGYST RENTAL SOLUTIONS ARGE	-	-	-	20,0	-	20,0	-	-	-	-	**20,0**
BAS	GBEL	TERMOELECTRICA M.BELGRA	FICMBELG	FIDEICOMISO CENTRAL TERMOELÉCTRICA. MANUEL BELGRANO	-	-	868,2	-	-	868,2	-	-	-	-	**868,2**
BAS	ARMA	CT LAS ARMAS - EMGASUD	GENNEIAG	GENNEIA S.A.	-	33,8	-	-	-	33,8	-	-	-	-	**33,8**
BAS	BRAG	CT BRAGADO - EMGASUD	GENNEIAG	GENNEIA S.A.	-	49,8	-	-	-	49,8	-	-	-	-	**49,8**
BAS	OLAD	CT OLAVARRIA - EMGASUD	GENNEIAG	GENNEIA S.A.	-	38,8	-	-	-	38,8	-	-	-	-	**38,8**
BAS	PINA	CT PINAMAR - EMGASUD	GENNEIAG	GENNEIA S.A.	-	20,5	-	-	-	20,5	-	-	-	-	**20,5**
BAS	CSAR	CT CAPITAN SARMIENTO - SE	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	5,0	-	5,0	-	-	-	-	**5,0**
BAS	REAL	CT REALICO - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	24,0	-	24,0	-	-	-	-	**24,0**
BAS	ATUC	NUCLEOELECTRICA ARG. SA	NUCLEOEL	NUCLEOELECTRICA ARGENTINA S. A.	-	-	-	-	-	-	362,0	-	-	-	**362,0**
BAS	CERI	ECOENERGÍA - PETROBRAS	PETROBRA	PETROBRAS ARGENTINA S.A.	13,2	-	-	-	-	13,2	-	-	-	-	**13,2**
BAS	NECOEO	SEA ENERGY PARQUE EOLICO	SEAENERG	SEA ENERGY S.A.	-	-	-	-	-	-	-	-	0,3	-	**0,3**
BAS	JUNI	CT JUNIN - SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	22,0	-	22,0	-	-	-	-	**22,0**
BAS	LINC	CT LINCOLN - SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
BAS	PEHU	CT PEHUAJO - SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	22,4	-	22,4	-	-	-	-	**22,4**
BAS	SLTO	CT SALTO - SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	22,5	-	22,5	-	-	-	-	**22,5**
BAS	COLB	CT COLON BS.AS - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	15,3	-	15,3	-	-	-	-	**15,3**
BAS	LOBO	CT LOBOS BS.AS - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	15,7	-	15,7	-	-	-	-	**15,7**
BAS	LPLA	CT LA PLATA - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	40,4	-	40,4	-	-	-	-	**40,4**
GBA	RESC	C.T.REMED.DE ESCALADA -AG	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	25,0	-	25,0	-	-	-	-	**25,0**
GBA	ABRO	C.T. ALMIRANTE BROWN	CTALMIRA	C.T. ALMIRANTE BROWN S.A.	-	-	-	25,0	-	25,0	-	-	-	-	**25,0**
GBA	DIQU	CENTRAL DIQUE S.A.	CDIQUE	CENTRAL DIQUE S. A.	-	55,0	-	-	-	55,0	-	-	-	-	**55,0**
GBA	DSUD	CENTRAL DOCK SUD	CDOCKSUD	CENTRAL DOCK SUD S. A.	-	72,0	797,5	-	-	869,5	-	-	-	-	**869,5**
GBA	NPUE	CENTRAL PUERTO SA	CPUERTO	CENTRAL PUERTO S. A.	390,0	-	798,0	-	-	1.188,0	-	-	-	-	**1.188,0**
GBA	PNUE	CENTRAL PUERTO SA	CPUERTO	CENTRAL PUERTO S. A.	589,0	-	-	-	-	589,0	-	-	-	-	**589,0**
GBA	BSAS	ENDESA COSTANERA SA	CCOSTA	ENDESA COSTANERA S. A.	-	-	321,6	-	-	321,6	-	-	-	-	**321,6**
GBA	COST	ENDESA COSTANERA SA	CCOSTA	ENDESA COSTANERA S. A.	1.131,0	-	851,0	-	-	1.982,0	-	-	-	-	**1.982,0**
GBA	EBAR	CT BARRAGAN - ENARSA	ENARSA	ENERGIA ARGENTINA S.A.	-	567,0	-	-	-	567,0	-	-	-	-	**567,0**
GBA	SMAN	C.T.SAN MARTIN NORTE 3- E	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	5,1	5,1	-	-	-	-	**5,1**
GBA	SMIG	CT SAN MIGUEL NORTE III-EN	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	-	11,5	11,5	-	-	-	-	**11,5**
GBA	SVIC	CT SAN VICENTE BSAS - ENAR	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	27,6	-	27,6	-	-	-	-	**27,6**
GBA	MATHEU	CT MATHEU - EMGASUD	GENNEIAG	GENNEIA S.A.	-	40,0	-	-	-	40,0	-	-	-	-	**40,0**
GBA	ENSE	LA PLATA COGENERACION SA	CMS	LA PLATA COGENERACION S.A.	-	128,0	-	-	-	128,0	-	-	-	-	**128,0**
GBA	GEBA	GENELBA - PETROBRAS	PETROBRA	PETROBRAS ARGENTINA S.A.	-	164,6	673,6	-	-	838,2	-	-	-	-	**838,2**
LIT	AESP	C.T. AES PARANA	HALICURA	AES GENERACIÓN ARGENTINA S. A.	-	-	845,3	-	-	845,3	-	-	-	-	**845,3**
LIT	SNIC	C.TERMICA SAN NICOLAS	HALICURA	AES GENERACIÓN ARGENTINA S. A.	650,0	25,0	-	-	-	675,0	-	-	-	-	**675,0**
LIT	VIAL	CT VIALE - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	10,0	-	10,0	-	-	-	-	**10,0**
LIT	SGDEHIAR	CTM SALTO GRANDE	EBISA	EMPRENDIM. ENERGETICOS BINACIONALES S.A. (EBISA)	-	-	-	-	-	-	-	945,0	-	-	**945,0**
LIT	VTUE	EPE SANTA FE GENERACION	EPESF	EMPRESA PROVINCIAL DE ENERGIA DE SANTA FE	-	-	-	9,1	-	9,1	-	-	-	-	**9,1**
LIT	BLOP	CT BRIGADIER LOPEZ - ENARS	ENARSA	ENERGIA ARGENTINA S.A.	-	280,0	-	-	-	280,0	-	-	-	-	**280,0**
LIT	LPAZ	LA PAZ E.RIOS	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	10,8	-	10,8	-	-	-	-	**10,8**
LIT	RUFI	CT RUFINO STA FE - ENARSA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	31,9	-	31,9	-	-	-	-	**31,9**
LIT	SSAL	CT SAN SALVADOR E.Rios - EN	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	10,8	-	10,8	-	-	-	-	**10,8**
LIT	TIMB	TERMOELE. JOSE SAN MARTIN	FICTIMBU	FIDEICOMISO CENTRAL TERMOELÉCTRICA. TIMBUES	-	-	865,1	-	-	865,1	-	-	-	-	**865,1**
LIT	SORR	C.TERMICA SORRENTO	GROSARIO	GENERACIÓN ROSARIO S.A.	217,0	-	-	-	-	217,0	-	-	-	-	**217,0**
LIT	CURU	CT CONC.DEL URUGUAY - EM	GENNEIAG	GENNEIA S.A.	-	41,8	-	-	-	41,8	-	-	-	-	**41,8**
LIT	PARA	CT PARANA - EMGASUD	GENNEIAG	GENNEIA S.A.	-	40,0	-	-	-	40,0	-	-	-	-	**40,0**
LIT	CERE	CT CERES - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	18,0	-	18,0	-	-	-	-	**18,0**
LIT	RAFA	CT RAFAELA - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	19,2	-	19,2	-	-	-	-	**19,2**
LIT	VTUD	CT VENADO TUERTO - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	19,2	-	19,2	-	-	-	-	**19,2**
LIT	ARGE	SIDERCA SA(EX ARGENER-GE	SIDERCA	SIDERCA S.A.I.C.	-	163,3	-	-	-	163,3	-	-	-	-	**163,3**
LIT	**LIT**	**LIT**	**LIT**	**TOTAL GBA + LIT + BAS**	**3.870,2**	**1.995,5**	**6.020,3**	**494,4**	**16,6**	**12.397,0**	**362,0**	**945,0**	**0,3**	**-**	**13.704,3**
NEA	ALEM	CT ALEM - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	CAST	CT CASTELLI - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	CORR	CT CORRIENTES - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	20,0	-	20,0	-	-	-	-	**20,0**
NEA	NPOM	CT NUEVA POMPEYA - AGGRE	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	4,0	-	4,0	-	-	-	-	**4,0**
NEA	PALM	CT PALMAR LARGO - APR ENE	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	3,0	-	3,0	-	-	-	-	**3,0**
NEA	SPE2	CT SAENZ PEc II- ENARSA	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	VANG	CT VILLA ANGELA - AGGREKO	AGGREKOA	AGGREKO ARGENTINA S.R.L.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	FORD	CT FORMOSA - APR ENERGY	APRENERG	APR ENERGY S.R.L.	-	-	-	30,0	-	30,0	-	-	-	-	**30,0**
NEA	SPEN	CT SAENZ PEÑA II- AGGREKO	APRENERG	APR ENERGY S.R.L.	-	-	-	20,0	-	20,0	-	-	-	-	**20,0**
NEA	BERI	B.IRIGOYEN	EMSA	ELECTRICIDAD DE MISIONES S.A.	-	-	-	2,1	-	2,1	-	-	-	-	**2,1**
NEA	OBER	EMSA GENERACION	EMSA	ELECTRICIDAD DE MISIONES S.A.	-	12,0	-	-	-	12,0	-	-	-	-	**12,0**
NEA	POSA	EMSA GENERACION	EMSA	ELECTRICIDAD DE MISIONES S.A.	-	21,0	-	-	-	21,0	-	-	-	-	**21,0**
NEA	SANA	CT SAN ANTONIO	EMSA	ELECTRICIDAD DE MISIONES S.A.	-	-	-	0,7	-	0,7	-	-	-	-	**0,7**
NEA	GOYA	ELECTROPATAGONIA-C.RIV-(	ELECPATA	ELECTROPATAGONIA S. A.	-	13,0	-	-	-	13,0	-	-	-	-	**13,0**
NEA	YACYHI	E.B. YACYRETA	EBISA	EMPRENDIM. ENERGETICOS BINACIONALES S.A. (EBISA)	-	-	-	-	-	-	-	2.745,0	-	-	**2.745,0**
NEA	PROC	CT PRESIDENCIA ROCA - ENA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	5,4	-	5,4	-	-	-	-	**5,4**
NEA	SCHA	CT SAN MARTIN Chaco - ENA	ENARSA	ENERGIA ARGENTINA S.A.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	GOYD	CT GOYA - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	13,0	-	13,0	-	-	-	-	**13,0**
NEA	JUAR	CT ING JUAREZ - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	4,0	-	4,0	-	-	-	-	**4,0**
NEA	LBLA	CT LAGUNA BLANCA - SECCO	JSECCO	INDUSTRIAS JUAN F. SECCO S.A.	-	-	-	7,0	-	7,0	-	-	-	-	**7,0**
NEA	ARIS	CT ARISTOBU.DEL VALLE-SOE	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	15,0	-	15,0	-	-	-	-	**15,0**
NEA	ESQD	CT ESQUINA - SOENERGY	SOENERGY	SOENERGY ARGENTINA S.A.	-	-	-	16,5	-	16,5	-	-	-	-	**16,5**
NEA	CHAR	CT CHARATA - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	19,8	-	19,8	-	-	-	-	**19,8**
NEA	PIRA	CT PIRANE - SULLAIR	SULLAIR	SULLAIR ARGENTINA S.A.	-	-	-	16,3	-	16,3	-	-	-	-	**16,3**
NEA	ITAT	CT ITATI - TURBODISEL	TURBODIS	TURBODISEL S.A.	-	-	-	6,0	-	6,0	-	-	-	-	**6,0**
NEA	LPAL	CT LAS PALMAS -TURBODISEL	TURBODIS	TURBODISEL S.A.	-	-	-	6,0	-	6,0	-	-	-	-	**6,0**
NEA	PPAT	CT PASO LA PATRIA-TURBOD	TURBODIS	TURBODISEL S.A.	-	-	-	7,2	-	7,2	-	-	-	-	**7,2**
NEA	SROS	CT SANTA ROSA -TURBODISE	TURBODIS	TURBODISEL S.A.	-	-	-	6,0	-	6,0	-	-	-	-	**6,0**
NEA	**NEA**	**NEA**	**NEA**	**TOTAL NORESTE**	**-**	**46,0**	**-**	**277,0**	**-**	**323,0**	**-**	**2.745,0**	**-**	**-**	**3.068,0**

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

Entities and jurisdiction

The new Argentine Government, elected on November 22, 2015, effected changes in its internal organization, pursuant to which, among other measures, it created the ME&M and replaced the Secretariat of Energy with the Secretariat of Electric Energy (“SEE”) and other secretariats.  The SEE is the principal national regulatory authority for the electricity sector.  The Federal Board of Electric Energy, composed of representatives from each of Argentina’s 24 provinces (including the City of Buenos Aires), advises the SEE and the ME&M on policies related to the coordination and harmonization of these policies.  The Secretariat of Energy is also in charge of overseeing the electricity sector and proposing any changes needed in the market.

The ENRE is an autonomous supervisory body that operates under the ME&M.  The ENRE supervises the compliance of regulated transmission and distribution entities with established laws, regulations and operating criteria, including quality of service and environmental standards and guidelines against monopolistic behavior in the market.  The ENRE also undertakes or resolves disputes among the different players of the sector and protects consumer interests.  According to Law No. 24,065, the board of the ENRE is composed of five members, selected through a competitive process, after which the Executive Branch and the Federal Board of Electric Energy nominate them for the approval by the Congress.  At least a portion of the ENRE’s budgetary requirements is funded through fees from sector enterprises, and its professional staff is competitively hired.

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

On March 26, 2013, the Secretariat of Energy issued SE Resolution No. 95/2013, appointing CAMMESA to centralize the acquisition and distribution of the fuels needed for electricity generation and establishing a new remuneration scheme for generators, which was later amended by SE Resolution No. 529/2014, 482/2015 and 22/2016 (see “Item 4. – The Argentine Electricity Sector - SE Resolution No. 95/2013, as amended- New Price Scheme and other modifications to the WEM” below).

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

On January 25, 2016, the ME&M issued Resolution No.6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The WEM prices resulted in the elimination of most energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices depending on customers’ categories. Such resolution also contemplates a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. This resolution also establishes tariff benefits addressed to residential customers for reducing their consumption.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2015, the stabilization fund balance was approximately Ps. 26,376 million.  This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through another specific agreements between the Secretariat of Energy and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation.  To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM.  In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM.  Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created.  Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which were scheduled to commence operations at full capacity in the first half of 2010.  As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units.  In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects.  However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for LVFVDs related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2015, net of the realized collections if applicable and at its book value, add up to approximately Ps. 46.9 million.  Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions.  Therefore, as of that month, we started collecting the first installment payments related to receivables of our hydroelectric units, Piedra Buena and Güemes.

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

The LVFVD allocated to the expansion of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín will be repaid pursuant to the scheme governing repayment of original investments in these power plants, converted into Dollars at the rate established by the BCRA (”Tipo de Cambio de Referencia Comunicación A 3500 (Mayorista)”) on the date of the effective payment to the contractors of the works. As of the date of this annual report, CAMMESA repaid some of the LVFVD’s allocated to such projects.

As of the date of this annual report, Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín executed the amendments to their WEM Supply Agreement.

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

WEM Supply Agreements under SE Resolution No. 724/2008

On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/2008 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment.  This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market.  Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement.  The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement.  Under this Resolution, Loma de la Lata has signed agreements that permit it to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment.  Under such agreements, in connection with Loma de la Lata’s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 and 2010. In addition under such agreements Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of SE Resolution No. 406/2003, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.  Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

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

On October 17, 2011, CAMMESA sent a brief to the Secretariat of Energy in relation to the first stage of the Project, concluding that the maximum value to be recognized in favor of the Pampa Generators according to the Complementary Agreement amounted to U.S.$ 8,083,799.  However, as of the date of this annual report, the LVFVD has not been cancelled.  The Pampa Generators have filed the appropriate administrative remedies (see “Item 8. Legal Proceedings”)”. The outstanding balance of 2008, 2009, 2010 and 2011 LVFVD, plus interest accrued, at its book value, added up to approximately Ps. 480.1 million as of December 31, 2015.

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

In September 2015, CAMMESA informed Loma de la Lata that, in accordance with SE Resolution No. 529/14, that after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) recognize the costs associated to such supply, including the additional 10% of such costs  established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata”.

As a consequence thereof: (i) on September 3, 2015 Loma de la Lata declared the force majeure of the Natural Gas Agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, declared the force majeure of the Natural Gas Agreement with Petrolera Pampa, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement.  As of the date of this annual report, the administrative claims filed by Loma de la Lata against CAMMESA are still pending.

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

The price scheme established by SE Resolution No. 95/2013 was amended by SE Resolutions No. 529/2014, 482/2015 and 22/2016. SE Resolution 482/2015 provides for: i) the retroactive adjustment of prices from February 2015, ii) the modification of the calculation of the variable transport fees for hydroelectric and renewable generators, iii) the creation of a new remuneration named “Additional Resources for Investments FONINVEMEM 2015-2018”; iv) the creation of a new remuneration named “Additional Remuneration FONINVEMEM 2015-2018” applicable to the units to be installed under the FONINVEMEM 2015-2018; v) the creation of an additional efficiency and production remuneration; and vi) the modification of the calculation of the Fixed Cost Remuneration and the Additional Maintenance Remuneration. SEE Resolution No. 22/2016 established adjustments to the remuneration with the aim of temporarily supporting the operation and maintenance of the generation plants until the entry into force of regulatory measures currently being considered by the National Government.

The price scheme under SE Resolution 95/2013, as amended by SE Resolution No. 529/2014, SE Resolution No. 482/2015 and SEE Resolution No. 22/2016, is described below:

i)                     Fixed Costs Remuneration: it remunerates for the Potencia Puesta a Disposición (available capacity or “PPAD”) in the hours in which such capacity is remunerated (“hrp”).

a)       thermic (TG, TV, CC) units, according to the parameters defined in the resolution and the following remuneration;

Technology and Scale	Ps/MW-Hrp
Gas Turbine Unit with a capacity = 50 MW	152.3
Gas Turbine Unit with a capacity > 50 MW	108.8
Steam Turbine Unit with a capacity = 100 MW	180.9
Steam Turbine Unit with a capacity > 100 MW	129.2
Combined Cycle Units with a capacity = 150 MW	101.2
Combined Cycle Units with a capacity > 150 MW	84.3
Hydroelectric Unit with a capacity = 50 MW	299.2
Hydroelectric Unit with a capacity between 50MW and = 120 MW	227.5
Hydroelectric Unit with a capacity between 120 MW and 300 MW	107.8
Hydroelectric Unit with a capacity > 300 MW	59.8
Internal combustion motors	180.9
Wind farms	---
Solar Photovaltaic Power Plants	---
Biomass and Biogas – Solid Urban Waste Power Plants	---

The calculation of the remuneration is variable according to the Actual Availability (AA), Target Availability (TA), the Average Historic Availability (AHA) and the season of the year. The formula defines a base percentage to be applied to the Fixed Costs Remuneration according to the following values:

Combined Cycle Units	June – July – August December – January – February	March – April – May September – October - November
AA > 95%	110%	100%
85% < AA = 95%	105%	100%
75% < AA = 85%	85%	85%
AA = 75%	70%	70%

Steam-Gas Turbine Units	June – July – August December – January - February	March – April – May September – October - November
AA > 90%	110%	100%
80% < AA = 90%	105%	100%
70% < AA = 80%	85%	85%
AA =70%	70%	70%

Internal Combustion Motors	June – July – August December – January - February	March – April – May September – October - November
AA > 90%	110%	100%
80% < AA = 90%	105%	100%
70% < AA = 80%	85%	85%
AA =70%	70%	70%

Fifty percent (50%) of the difference between the AA and the AHA of each generator shall be added or subtracted to the base percentage, with a minimum of 70% and a maximum of 100% or 110% according to the season of the year.

Resolution SEE No. 22/2016 established a 20% increase in the Fixed Costs Remuneration of hydroelectric generators which operate and maintain infrastructure used for controlling watercourses (such as dams), with no hydroelectric power plant directly associated to them. HINISA shall be entitled to collect this increase for its Valle Grande facilities.

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

Technology and Scale	Fueled with (Pesos / MWh):
	Natural Gas	Liquid Fuels	Coal	Biofuels
Gas Turbine Unit with a capacity = 50 MW	46.3	81.1	-	154.3
Gas Turbine Unit with a capacity > 50 MW	46.3	81.1	-	154.3
Steam Turbine Unit with a capacity = 100 MW	46.3	81.1	139.0	154.3
Steam Turbine Unit with a capacity > 100 MW	46.3	81.1	139.0	154.3
Combined Cycle Units with a capacity = 150 MW	46.3	81.1	-	154.3
Combined Cycle Units with a capacity > 150 MW	46.3	81.1	-	154.3
Hydroelectric Unit with a capacity =50 MW	36.7
Hydroelectric Unit with a capacity between 50MW and =120MW	36.7
Hydroelectric Unit with a capacity between 120MW and 300 MW	36.7
Hydroelectric Unit with a capacity >300MW	36.7
Internal combustion motors	74.1	111.2	---	148.3
Wind farms	112.0
Solar Photovaltaic Power Plant	126.0
Biomass and Biogas – Solid Urban Waste	Equal to the applicable thermal technology and scale provided above

Resolution SEE No. 22/2016 modified the basis for the calculation of the Variable Costs Remuneration for pump hydroelectric power plants. Such remuneration shall consider both the energy generated by the power plant and the energy consumed for pumping. This modification shall benefit HIDISA’s Los Reyunos power plant.

iii)                  Additional Remuneration: applicable to the Comprised Generators. Part of the remuneration shall be directed to “new infrastructure projects in the Energy Sector,” which are still to be defined by the Secretariat of Electric Energy, through a trust.

Technology and Scale	Destined to:
	Generator Pesos / MWh	Trust Pesos / MWh
Gas Turbine Unit with a capacity = 50 MW	13.7	5.9
Gas Turbine Unit with a capacity > 50 MW	11.7	7.8
Steam Turbine Unit with a capacity = 100 MW	13.7	5.9
Steam Turbine Unit with a capacity > 100 MW	11.7	7.8
Combined Cycle Units with a capacity = 150 MW	13.7	5.9
Combined Cycle Units with a capacity > 150 MW	11.7	7.8
Hydroelectric Unit with a capacity =50MW	84.2	14.9
Hydroelectric Unit with a capacity between 50MW and = 120 MW	84.2	14.9
Hydroelectric Unit with a capacity between 120 MW y 300 MW	59.4	39.6
Hydroelectric Unit with a capacity > 300 MW	54.0	36.0
Internal combustion motors	13.7	5.90
Wind farms	---------------
Solar Photovaltaic Power Plant	---------------
Biomass and Biogas – Solid Urban Waste Power Plants	---------------

iv)                 Additional Maintenance Remuneration: applicable since February 2014 and calculated taking into the account the energy generated on a monthly basis. Such credits shall be liquidated as LVFVDs and shall be applied exclusively for the execution of major maintenance works approved by the SEE. SEE Resolution No. 482/2015 and SEE Resolution No. 22/2016 updated the values and included hydroelectric generators.

Technology and Scale	Pesos/MWh
Gas Turbine Unit with a capacity = 50 MW	45.1
Gas Turbine Unit with a capacity > 50 MW	45.1
Steam Turbine Unit with a capacity = 100 MW	45.1
Steam Turbine Unit with a capacity > 100 MW	45.1
Combined Cycle Units with a capacity = 150 MW	39.5
Combined Cycle Units with a capacity > 150 MW	39.5
Hydroelectric Unit with a capacity = 50MW	16
Hydroelectric Unit with a capacity between 50 MW and =120 MW	16
Hydroelectric Unit with a capacity between 120 MM and 300 MW	16
Hydroelectric Unit with a capacity > 300 MW	16
Internal combustion mototrs	45.1
Wind farms	------
Solar Photovaltaic Power Plant	------
Biomass and Biogas – Solid Urban Waste Power Plants	------

Additionally, SE Resolution No. 482/15 provided that the Additional Maintenance Remuneration shall be calculated taking into consideration (i) the accumulated energy generated in the preceeding year and (ii) the number of times that the applicable units starts as per the request of CAMMESA.

v)                    Production and Efficiency Incentives

These are  comprised of an increase in the Variable Costs Remuneration as of the fulfillment of certain conditions, as set forth below.

The “Production” incentive consists of a 10% and 15% increase in the Variable Costs Remuneration of thermal units operating with liquid fuel or coal, respectively, when their aggregate production in the calendar year exceeds 25% to 50%, respectively, of their production capacity with liquid fuel or coal, as applicable.

The “Efficiency” incentive consists of the acknowledgment of an Additional Remuneration equal to the Variable Costs Remuneration for the porcentual difference between the real fuel consumption and the referenced fuel consumption defined for each type of technology and fuel set forth in SEE Resolution No. 482/2015. The comparison shall be quarterly. Variable Costs Remuneration shall not be affected when the real fuel consumption is higher than the reference fuel consumption.

The reference fuel consumption values are:

Technology	Natural Gas	Alternatives (FO/GO/Coal)
	Kcal/kWh	Kcal/kWh
Gas Turbine	2,400	2,600
Steam Turbine	2,600	2,600
Internal Combustion Motors	2,150	2,300
Combined Cycles (GT > 180 MW)	1,680	1,820
Other Combined Cycles	1,880	2,000

vi)                 Additional Resources for Investments FONINVEMEM 2015-2018

As established in the 2015-2018 Generators Agreement (see “2015-2018 Generators Agreement” below), these resources will be applied pursuant to the FONINVEMEM 2015-2018 by generators that have a new generation project approved by the SEE, to the works that will be executed under such projects. SEE Resolution No. 482/2015 provides that these resources are not a right vested to generators. Such resources cannot be construed as a right, therefore if any generator breaches the specific terms and conditions applicable to the project that they would undertake, the SEE can transfer such resources allocated to such generator to another generator.

Technology and Scale	Pesos/MWh
Gas Turbine Unit with a capacity = 50 MW	15.8
Gas Turbine Unit with a capacity > 50 MW	15.8
Steam Turbine Unit with a capacity = 100 MW	15.8
Steam Turbine Unit with a capacity > 100 MW	15.8
Combined Cycle Units with a capacity = 150 MW	15.8
Combined Cycle Units with a capacity > 150 MW	15.8
Hydroelectric Unit with a capacity = 50 MW	6.3
Hydroelectric Unit with a capacity between 50 MW and =120 MW	6.3
Hydroelectric Unit with a capacity between 120 MW y 300 MW	6.3
Hydroelectric Unit with a capacity > 300 MW	6.3
Internal combustion motors	15.8
Wind farms	-----------
Solar Photovoltaic Power Plant	-----------
Biomass and Biogas – Solid Urban Waste Power Plants	-----------

vii)                Additional Remuneration FONINVEMEM 2015-2018

It is comprised of an additiona remuneration for the units to be installed under the 2015-2018 Generators Agreement and FONINVEMEM 2015-2018 equal to 50% of the Additional Remuneration allocated to each generator. The Additional Remuneration FONINVEMEM 2015-2018 shall apply for up to 10 years from the commercial operation of the generation unit.

The sum of the concepts detailed above constitutes the total remuneration to be liquidated in favor of the Comprised Generators, deducting there from the energy and capacity included in term contracts or in other agreements, which are valued according to the corresponding Market Price, and any other charge or service to be charged to the generator.

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

As of September 2013, CAMMESA began the recognition of such remuneration as LVFVDs. As of the date of this annual report, the SEE has not established the necessary mechanisms in order to create the trust but permitted the application of such LVFVD to a specific project (See. “Item 4 – Our Business – Our Generation Business – Loma de la Lata - Loma de la Lata’s 2014 Expansion Project”).

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

In Notes No. 2053/13, 3229/13 and 3902/13, the Secretariat or Energy regulated the contracts to be executed between WEM Large Users and CAMMESA.

On the other hand, the Secretariat of Energy instructed CAMMESA to classify WEM generation units in those categories established in SE Resolution No. 95/2013. CTLL, CTG, CPB, HIDISA and HINISA units were classified as:

Power Plant	Generating Unit	Technology	Capacity
	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
CTG
	GUEMTV13	TV	>100 MW
	GUEMTG01	TG	>50 MW
	BBLATV29	TV	>100 MW
CPB
	BBLATV30	TV	>100 MW
	LDLATG01	TG	>100 MW
CTLL	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
	ADTOHI	HI	Between 120 MW and 300 MW
HIDISA	LREYHB	HI	Between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
	NIH1HI	HI	Between 120 MW and 300 MW
HINISA	NIH2HI	HI	Between 120 MW and 300 MW
	NIH3HI	HI	Between 120 MW and 300 MW

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

2015-2018 Generators Agreement

In July 2015 CTLL, CPB, CTG, HIDISA and HINISA executed the “Acuerdo para la Gestión y Operación de Proyectos, Aumento de la Disponibilidad de Generación Térmica y Adaptación de la Remuneración de la Generación 2015-2018”(the “2015-2018 Generators Agreement”) proposed by the Argentine Government to increase the WEM generation capacity through the construction of new capacity expansion project financed by: i) LVFVD arising from SE Resolution No. 406/2003 which were not applied for the financing of other projects; ii) the Additional Remuneration destined to the trust as set forth in SE Resolution No. 95/2013; iii) Additional Resources for Investments FONINVEMEM 2015-2018 (items (i) to (iii) as the “Comitted Receivables”), and iv) additional funding either by the National Government or by the generators.

Any additional funding in excess of the Comitted Receivables shall be repaid with the energy price and capacity under a WEM Supply Contract which shall cover the percentage of the capacity of the new power generation unit equivalent to the percentage that such additional funding represent over the total investment in the project. The percentage equivalent to the committed receivables shall be repaid by the remuneration scheme established by SE Resolution No. 95/2013 as amended.

The Argentine Government shall have a participation in the voting capital stock of the companies that will execute the new projects equivalent to the funds that it distributes.

During the second half of 2015, CTLL, CPB, CTG, HIDISA and HINISA, negotiated with the Argentine Government the execution of the required specific agreements in order to perform new generation projects which included an expansion of Loma de la Lata capacity and the construction of wind farms that, as of the date of this annual report weren’t agreed.

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

Overview

We acquired all of our principal generation, transmission and distribution assets commencing in the second half of 2006 and, in each case, after Messrs. Damián Mindlin, Gustavo Mariani, and Ricardo Torres acquired a majority stake in us in November 2005.  At the time of our acquisition by these individuals, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a cold storage warehouse building, were suspended in 2003.  Since November 2005, our business activities consist principally in identifying and executing investments in the Argentine electricity sector.  As a result of the acquisitions we have consummated since the second half of 2006, we have become the largest fully integrated electricity company in Argentina.

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

-         100% of the capital stock of Loma de la Lata was merged with Powerco (See “Item 4. Our Business – Our Generation Business – Loma de la Lata - History”) formerly owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Pampa Inversiones’ capital stock (which was at that time known as Dilurey and held 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’ former chief executive officer. Also, Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 62,157,407 ordinary shares of Güemes, representing 64.25% of Güemes’ voting capital stock); and

-         90.43% of the capital stock of CTG, which owns (i) a thermal generation plant (Central Térmica Güemes) with an installed capacity of 361 MW located in General Güemes, in the Province of Salta, which we acquired in January 2007; and (ii) a thermal generation plant (Central Térmica Piquirenda) with an installed capacity of 30 MW located in Piquirenda, General San Martín, in the Province of Salta, which we acquired in March 2011.

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

•         Oil and Gas: 49.6% of the capital stock of Petrolera Pampa.

In addition to our principal businesses, below is a summary of certain non-electricity assets and investments we hold in our holding and others segments, directly or indirectly, including the respective acquisition date and price for each asset:

•         Beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentina branch, holds in trust 40% of CIESA shares See “Item 4. – Our Business – Oil and Gas – CIESA Transaction”.

•         On April 8, 2011, we acquired 100% of the shares issued by PEPCA, a company which owns 10% of the share capital of CIESA, for a total purchase price of U.S. $29 million.

•         100% of the capital stock of Bodega Loma la Lata S.A.

•         100% of the capital stock of Greenwind S.A.

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

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Macri administration in favor of the electricity sector, such as establishing incentives for the construction of additional generation facilities and the creation of trust funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Includes hold-outs ** The CPI for 2015 was calculated for the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and jointly controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S.$1.00.

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

The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vicepresident and former governor of the Province of Buenos Aires, to complete De la Rúa’s term through December 2003.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

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

According to official indicators, in 2011, real GDP in Argentina grew by approximately 8.4%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

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

According to official indicators, Argentina’s real GDP grew around 2.9% in 2013, compared to 0.8% in 2012.

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

Private consumption contracted by 0.8% in 2014.  The weakening of the internal demand was the main factor in the contraction of the economy and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014, the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013. The weaker performance of the private sector was mainly due to an increase in prices, the depreciation of the Peso a slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

Regarding the internal market, in January 2014, the Peso lost approximately 19% of its value with respect to the US Dollar. During the following month of 2014, the US Dollar remained relatively stable.

During 2015, the economy registered a positive growth, of approximately 2.5%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy showed a more moderate expansion.

In terms of supply, industrial production continued showing a poor performance, the exchange rate lag, restrictions to import intermediate goods, the deceleration of the main Argentine commercial partners’ growth and a weak domestic and external demand impacted on the performance of the manufacturing activity. In terms of expenses, consumption showed a good performance even though consumers continued acting with caution.

With reference to inflationary issues, a significant deceleration in the increase of prices was observed during the first half of 2015, related with the high 2014 baseline. Throughout the last months of the year, retail prices relatively picked up although the average growth rate was lower than that of the previous year.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuation of the methodology used by the Fernandez de Kirchner administration to measure inflation and declared a state of administrative emergency in the national statistics system, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain, but likely to be material.”

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.                     .

Outlook for 2016

Forecasts for 2016 are characterized by caution. The macroeconomic context and the imbalances (including high inflation, fiscal deficit, monetary and trade restrictions) deriving from certain policies adopted during recent years represent substantial obstacles for the Macri administration to introduce economic policy shifts. As of the date of this annual report, a drop in real GDP is expected for 2016, along with an inflation rate which would remain high, surpassing that of 2015.

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

The consumption of natural gas for electricity generation in 2015 increased 1.0% compared to 2014 (14,438,163 Dam3 in 2015 compared to 14,295,128 Dam3 in 2014). There was a 13.4% increase in fuel-oil consumption in 2015 compared to 2014 and a 24.7% increase in gasoil consumption compared to 2014. Mineral coal consumption was 5.5% lower in 2015 compared to 2014 (948,855 tn in 2015 compared to 1,004,376 tn in 2014).  The electricity demand for 2015 increased 4.4% compared to 2014.

In February 2013, the SE Resolution No. 95/2013 established a remuneration scheme, for “comprised generators”, whereby the remuneration of generation capacity of Ps.12 per MW was replaced with a remuneration of fixed costs from a minimum of Ps. 12 per MW and up to Ps. 52.8 per MW depending on the type of technology of each generation and its availability. Such remuneration was later modified by SE Resolution No. 529/2014, SE Resolution No. 482/2015 and SEE Resolution No. 22/2016 (see “Item 4. - The Argentine Electric Sector - SE Resolution No. 95/2013, as amended – New price scheme and other modifications to the WEM).

The chart below shows the monthly average cost during 2015 (compared with 2014) that electricity consumers should pay for the system not to be deficient.  This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

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

On May 2, 2011, the Addenda II were entered into with CAMMESA, which provide the following: (i) the amounts received as of January 17, 2011 by Transener and Transba by virtue of the loans granted by the Financing Agreements with CAMMESA would be cancelled, (ii) a new loan for Transener and Transba for the amount of Ps. 289.7 million and Ps. 134.1 million respectively, corresponding to the credits recognized by the Secretariat of Energy and the ENRE resulting from the variations of costs incurred during the period of June 2005 – November 2010 would be granted, and (iii) all amounts owed to Transener and Transba for major costs as of November 2010 under the Instrumental Agreements would serve as a guarantee for the Addenda II.

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

In September 2015, Transener and Transba executed with the ENRE and the SE the Amendment to the Renewal Agreement, setting forth the 2015 year financial - economic projection and investment plan in the amount of Ps. 431.9 million and Ps. 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the Amendment to the Renewal Agreement, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 508,9 million and Ps. 317,6 million, respectively, corresponding to (a) receivables acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and ii) the additional investments required pursuant to the Amendment to the Renewal Agreement.

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the Consolidated Financial Statements, up to the amounts received as of December 31, 2015, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 1,326.1 million and Ps. 850 million, and interest income amounting to Ps. 176.5 million and Ps. 281.4 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2015 and 2014, respectively.

Pursuant to the New Financing Agreement, Renewal Agreement and the Amendment to the Renewal Agreement, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan.  This information consists in monthly cash flows, investments execution and implementation of funds requirements.  The outcome of the Transener RTI, however, is highly uncertain as to both its timing and final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

For the fiscal year ended December 31, 2015, Transener and Transba have recorded revenues from sales as well as accrued interests amounting to Ps. 1,502.6 million in accordance with the Instrumental Agreements and the Renewal Agreement.

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

Additionally, in June 2013, Edenor filed a complaint against the Argentine Government requesting full enforcement of the Adjustment Agreement and compensation for damages as a result of non‑compliance with the commitments established therein.  The damages claimed in the complaint were extended in November 2013.  In February 2014, Edenor filed for injunctive relief with the Federal Court requesting that the Argentine Government be compelled to provide Edenor with economic assistance during the course of the litigation.  This request was denied in both first and second instance in June 2014 and December 2014, respectively.

In Edenor’s opinion, the RTI process will have to factor in a revised analysis of its distribution costs, modifications to its quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return, and the balances and other issues resulting from the measures recently adopted by the Argentine Government to provide it with temporary and partial relief.

Such issues include, among other: (i) the treatment to be given to the outstanding amounts granted under the loans for consumption to cover the insufficiency of the funds deriving from the FOCEDE; (ii) the conditions for the settlement of the outstanding debt with CAMMESA as of the date of issuance of SE Resolution No. 32/2015, for which purpose Edenor has submitted and are currently negotiating a repayment plan; (iii) the treatment to be given to the penalties and discounts determined prior and subsequent to the Adjustment Agreement (In Edenor’s opinion the generation and accumulation of unpaid balances for this concept are not attributable to Edenor inasmuch as the inaction and discretionary decisions of the Argentine Government in the past have led to the deterioration of Edenor’s economic and financial equation, thus preventing it from complying with its basic and elemental obligations for the provision of the public service); (iv) an agreement on quality levels and a new system of penalties and discounts that provides for an adequate transitional period until the tariff schedule resulting from the RTI is fully implemented; and (v) the termination and liquidation of the FOCEDE and its effects.

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
Following the economic crisis in 2001, the demand for electricity in Argentina grew consistently each year driven by the economic recovery.  During 2014, the electricity demand grew 1% compared to 2013, from 125,167 GWh to 126,397 GWh and during 2015, the electricity demand grew 4.4% compared to 2014, from 126,397 GWh to 131,995 GWh.

                The following chart provides a breakdown of the demand for energy in 2015 by type of customer:

Electric Power Demand According to Type of Customer

100% = 131,995 GWh

Source: ADEERA.

A new 25,380 MW record of capacity load was registered on February 12, 2016, which was 1% above the peak for 2013.

Peak Demand Records

	2011	2012	2013	2014	2015	2016
Power Capacity (MW)	21,564	21,949	23,794	24,034	23,949	25,380
Date	01/08/2011	02/16/2012	12/23/2013	01/20/2014	01/27/2015	02/12/2016
Temperature (°C)	3,5	34,2	35,4	29,6	35,6	31,0
Time	8:18 PM	3:10 PM	2:20 PM	3:05 PM	2:13 PM	2:35 PM

Source: CAMMESA.

Generation of electricity increased by 4.0% in 2015, from 129,266 GWh in 2014 to 134,496 GWh in 2015.  For the year 2014, generation of electricity increased by 0.3%, from 128,826 GWh in 2013 to 129,266 GWh in 2014.

Thermal generation continued to be the main resource to supply demand in 2015, as it contributed 86,482 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 40,888 GWh (30%) and nuclear generation, which contributed 6,519 GWh (5%), photovoltaic and wind generation, which contributed 608 GWh (0.5%) and certain engines from ENARSA and the update of the capacity of certain plants (0.5%). There were also imports, for 1,655 GWh (19% higher than in 2014), exports for 53 GWh  and losses for 4,100 GWh (4% lower than in 2014).  During 2014, thermal generation was also the main resource to supply demand in 2014, as it contributed 83,194 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 40,185 GWh (31%) and nuclear generation, which contributed 5,258 GWh (4%), and photovoltaic and wind generation, which contributed 629 GWh (0.5%). There were also imports, for 1,390 GWh (306% higher than in 2013), exports for 0.1 GWh (95% lower than in 2013) and losses for 4,258 GWh (6% higher than in 2013).

Hydroelectric generation in 2015 did not experience material variations when compared to 2014, while thermal and nuclear generation registered a 4% and 24% increase, respectively, when compared to 2014.  In this sense, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.
                The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable) since 2008:

Source: CAMMESA.

Note: Including WEM and PSWEM. Hydroelectric power generation is considered net of pumping.

During 2015, generation facilities considerably increased their installed capacity from 30,405MW in 2014 to 33,493MW in 2015. This increase was caused by the commercial operations of the Atucha II nuclear plant (720MW), Vuelta de Obligado thermal plant (525 MW, Guillermo Brown thermal plant (434MW), certain engines from ENARSA and the update of the capacity of certain plants.

The chart below shows the composition of installed capacity in Argentina (33.5 GW) as of December 31, 2015:

Argentina’s Installed Capacity

100%=33.5GW

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

Our most significant costs of sales in our oil and gas business are property, plant and equipment depreciations, gas production, royalties and fees for third-party services.

Operating expenses

Our most significant operating expenses are our administrative and selling expenses in our distribution activities, which include related salaries, social security charges, fees for third-party services and penalties. In our generation, oil and gas and holding and other business, our selling and administrative expenses relate mainly to salaries, social security charges, compensation agreements, fees for third-party services, and taxes.

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

During the fiscal year ended December 31, 2014, the 2014 Expansion Agreement was executed. Consequently condition (iii) above was met, and, therefore, our generation subsidiaries have recognized as income the fair value of the remuneration corresponding to the section c) of SE Resolution No. 406/2003 and the portion of the Additional Remuneration to be allotted to the Trust accrued during fiscal year 2013 and that corresponding to 2014.

During the fiscal year ended December 31, 2015, HIDISA and HINISA  did not recognize the Maintenance Remuneration —that will be allocated exclusively to finance the works under the major maintenance— as income since the condition (iii) above was not met as the works under the major maintenance to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the SE and, therefore, there is no reasonable certainty that our generation subsidiaries will collect the receivables.

Additionally during the fiscal year ended December 31, 2015, our generation subsidiaries did not recognize revenues of Remuneration FONINVEMEM 2015-2018.

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

Higher Costs Recognition under SEE Resolution No. 250/2013 and subsequent Notes and Recognition of income on account of the RTI – SEE Resolution No. 32/2015

The recognition of higher costs and the recognition of income not transferred to the tariff established by SEE Resolution No. 32/2015, fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” as they imply a compensation to cover the expenses and investments incurred by Edenor in the past to maintain the normal provision of its services.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with (i.e. provision of the service in the case of the recognition established in SEE Resolution No. 32/2015, and (the ENRE’s approval and the SE’s recognition of the higher costs set forth in SEE Reolution No. 250/2015 or the provision of Edenor’s service as repayment for the recognition under SEE Resolution No. 32/2015), by means of a Note or Resolution.

As for the income deriving from the funds to which SEE Resolution No. 745/2005 refers, it is recognized according to the amounts billed.

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

Impairment of assets

Property, plant and equipment and identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (“CGUs”).

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment), and areas of exploration and exploitation of oil and gas (oil and gas segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

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

The value in use of each CGU is estimated on the basis of the present value of the future net cash flows that these units will generate. The Company’s management uses approved budgets up to one-year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a scrap value and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company’s management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

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

With the implementation of SE Resolution No. 95/2013 and its amendment through SE Resolution No. 529/2014 —which established a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity, CPB’s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been modified.

As of September 30, 2014, CPB’s management reevaluated its discounted cash flows taking into consideration the new regulatory measures adopted by the National Government. As a result of the new estimates, CPB CGU’s value in use determined based on the present value of future net cash flows was Ps.274.4 million higher than its book value. Therefore, CPB as of December 31, 2014, recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to Ps. 88.4 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to Ps. 57.5 million. The affected Property, Plant and Equipment items were lands, buildings, machines and generation equipment. As of the date of this annual report, CPB has not identified any events or circumstances indicate that the book value as of December 31, 2015 may not be recoverable.

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

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and  method of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and; (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity tariffs used by Edenor to assess the recoverability of its long-lived assets as of December 31, 2015, is based on the rights to which Edenor is entitled, as stipulated in the concession agreement and the agreements described in Note 2 to the Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures adopted. Edenor’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2017 as a result of the carrying out during 2016 of the RTI.

Edenor has made its projections under the assumption that it will obtain better electricity rates, in addition to the adjustments on account of the VAD provided for by Resolution No. 7/2016. However, due to the complexity of the RTI process Edenor’s Management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated at the date of preparation of the Financial Statements.

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

The scenarios that have been considered are the following:

i.                     Pessimistic scenario: in this scenario, Edenor assumes modest electricity tariff increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans), including interest, is paid in 4 years. Probability of occurrence assigned 20%.

ii.                    Intermediate scenario: in this case, Edenor assumes reasonable electricity tariff increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans), including interest, is paid in 10 years with funds deriving from a specific charge included in the electricity bills. Probability of occurrence assigned 65%.

iii.                  Optimistic scenario: in this case, Edenor assumes increases in its remuneration, in addition to the ones recognized in the Intermediate scenario, as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption) is waived as part of the Concession Agreement renegotiation process. Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on experience  and considering the present economic and financial situation, the status quo of the conversations that are being held with the Argentine Government and the need to maintain the public service, object of the concession, in operation.

In all the scenarios a different after tax discount rate (WACC) in pesos has been used for each year of the projection. For the first 5 years, the average of these rates is 31%.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and method of the electricity tariff increases and recognition of cost adjustments, ii) the development of the costs to be incurred and iii) the investment needs in accordance with the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2015.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measurements obtained so far are insufficient to consider a sustainable recovery which can be confirmed with the conclusion of the RTI expected to be completed during 2016, and consequently evaluat the possible reversal of the impairment loss recognized by the Company during fiscal year 2011.

Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, Edenor’s Management records an allowance applying an uncollectibility rate for customer category, tariff, customers included in the Framework Agreement, and customers not included in the Framework Agreement.

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

With respect to the loss contingencies described in our Consolidated Financial Statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2015, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 37 to our audited Financial Statements.

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

ENRE penalties and discounts

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of management’s best estimate of the expenditure required to settle the present obligation at the date of this annual report. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2 to the Financial Statements.

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

Reserves estimates have been prepared by Petrolera Pampa’s technical staff, and are based on the technological and economic conditions prevailing as of December 31, 2015, taking into consideration their economic evaluation and the expiration of the relevant concession to determine their recoverability period.

The estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms for the last time as of December 31, 2015.

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

Asset retirement obligation

The obligations relating to the decommissioning of wells after completion of the operations Petrolera Pampa’s management to make estimates about the costs of abandonment in the long-term and the time remaining until the abandonment. Notably, technology, costs and policy, security and environmental considerations are, continually changing, which may result in differences between the actual future costs and estimates.

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

Going concern status

The  jointly controlled company Citelec have prepared their Financial Statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described as follows, as well as its impact on the Financial Statements.

Transmission

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 to the Financial Statements and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

The interest in the joint venture represents about 1% of the Group’s assets and approximately 0.2% of the Group’s income. Additionally, the Company’s management considers that the uncertainty regarding Citelec’s joint venture does not affect its capacity to continue operating on an ordinary basis, mainly due to the following reasons: (i) there is no financial dependence on Citelec, as this joint venture has not paid it any dividends since its acquisition date in 2006; (ii) even though there is an enforceable and binding technical assistance agreement with Transener, the Company does not depend on this flow of funds to normally develop its activities; and (iii) the Company is not contractually obliged to provide financial assistance to Citelec.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2015, 2014 and 2013.

	For the year ended December 31,
	2015	2014	2013
	(in millons of pesos)

Revenue	7,160.8	6,204.6	5,335.0
Cost of sales	(7,092.8)	(6,029.1)	(5,603.3)
Gross profit (loss)	68.0	175.6	(268.3)
Selling expenses	(972.7)	(713.4)	(634.2)
Administrative expenses	(1,239.4)	(837.5)	(563.9)
Other operating income	940.7	312.0	466.2
Other operating expenses	(754.4)	(447.1)	(204.0)
Reversal of impairment of property, plant and equipment	25.3	88.4	-
Share of profit (loss) of joint ventures	9.3	34.2	(4.8)
Share of (loss) profit of associates	(9.9)	(1.6)	2.2
Operating loss before higher costs recognition and SE Resolution No. 32/15	(1,933.2)	(1,389.3)	(1,206.7)
Income recognition on account of the RTI - SE Resolution No. 32/15	5,025.1	-	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	551.5	2,271.9	2,933.1
Operating profit (loss)	3,643.4	882.6	1,726.3
Financial income	348.5	440.5	336.3
Financial cost	(1,257.3)	(1,113.2)	(813.9)
Other finance results	1,701.0	420.1	(519.3)
Financial results, net	792.2	(252.6)	(996.8)
Profit (Loss) before income tax	4,435.6	630.0	729.5
Income tax	(586.8)	(100.4)	12.2
Profit (Loss) for the year from continuing operations	3,848.8	529.5	741.6
Discontinued operations	-	-	(126.9)
Total Profit (Loss) of the year	3,848.8	529.5	614.8

Total Profit (Loss) of the year attributable to:
Owners of the company	3,065.1	743.2	286.1
Non - controlling interest	783.7	(213.6)	328.7

	For the year ended December 31,
	2015	2014	2013
	(in millons of pesos)
Revenue
Generation	2,473.2	2,275.5	1,731.3
Transmission	973.4	738.4	436.9
Distribution	3,802.2	3,598.4	3,440.7
Oil and gas	943.5	356.8	170.1
Holding and others	53.6	67.2	43.9
Eliminations	(111.7)	(93.2)	(51.0)
Subtotal Sales	8,134.2	6,943.1	5,771.9
Sales from interest in joint ventures	(973.4)	(738.4)	(436.9)
Total Sales	7,160.8	6,204.6	5,335.0

Gross profit (loss)
Generation	1,135.8	1,098.8	304.5
Transmission	307.4	198.7	43.2
Distribution	(1,386.9)	(1,118.1)	(681.8)
Oil and gas	283.5	155.6	81.9
Holding and others	51.3	65.3	43.0
Eliminations	(15.7)	(26.0)	(16.0)
Subtotal Gross (loss) profit	375.4	374.3	(225.1)
Gross loss (profit) from interest in joint ventures	(307.4)	(198.7)	(43.2)
Total Gross profit	68.0	175.6	(268.3)

Operating profit (loss)
Generation	886.8	1,009.1	402.8
Transmission	169.4	99.3	(21.9)
Distribution	2,140.2	(281.5)	1,288.4
Oil and gas	484.8	134.9	73.5
Holding and others	122.4	(13.6)	(31.5)
Eliminations	-	(0.4)	(2.0)
Subtotal operating profit (loss)	3,803.7	947.8	1,709.3
Operating profit (loss) from interest in joint ventures	(160.3)	(65.2)	17.0
Total operating profit (loss)	3,643.4	882.6	1,726.3

Total profit (loss) of the year
Generation	549.8	633.0	(207.8)
Transmission	9.1	34.1	(4.9)
Distribution	612.8	(1,101.4)	508.1
Oil and gas	351.7	83.9	37.2
Holding and others	2,325.3	879.9	282.2
Total profit (loss) of the year	3,848.8	529.5	614.8

Total profit (loss) attributable to owners of the company
Generation	496.9	529.3	(191.9)
Transmission (1)	9.1	34.1	(4.9)
Distribution	59.1	(742.1)	163.5
Oil and gas	174.6	41.9	37.2
Holding and others	2,325.4	879.9	282.2
Total profit (loss) attributable to owners of the company	3,065.1	743.2	286.1

Total profit (loss) attributable to non - controlling interest
Generation	52.9	103.6	(15.9)
Distribution	553.7	(359.2)	344.6
Oil and gas	177.1	42.0	-
Total profit (loss) attributable to non - controlling interest	783.7	(213.6)	328.7

(1) For the purposes of presenting segment information the indirect interest of our segment Transmission has been consolidated proportionally.

The Company is engaged in the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. As of December 31, 2015, in view of the growth of the operations of Petrolera Pampa, the Company has identified Oil and Gas as a new segment. Therefore, the comparative information by segment in the Holding and others segment has been restated in its entirely. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, comprised by a direct and indirect equity interest in Piedra Buena, Güemes, Loma la Lata, HINISA, HIDISA, Pampa Comercializadora S.A and investments in shares in other companies related to the electricity generation sector.

Transmission, comprised by a indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, comprised by a indirect equity interest in EASA and Edenor.

Oil and gas, comprised by a direct interest in Petrolera Pampa dedicated to exploration and exploitation of oil and gas.

Holding and others, comprised by a financial investment operations, holding activities, and other businesses.

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

 Year ended December 31, 2015 compared to year ended December 31, 2014

Generation Segment

                Generation net sales increased by 8.7% to Ps.2,473.2 million for the fiscal year ended December 31, 2015, from Ps.2,275.5 million for the same period in 2014. The rise of Ps.197.8 million in electricity generation net sales was mainly due to an increase in the average electricity selling prices calculated for the segment (Ps.279.3 per MWh for the fiscal year ended December 31, 2015, compared to Ps.225.3 per MWh for the same period in 2014, which represents a sales increase of Ps.529.1 million), which increase was partially offset by a decrease in the amount of electricity sold by the segment (8,660.7 GWh for the fiscal year ended December 31, 2015, compared to 9,802.0 GWh for the same period in 2014, which represents a Ps.318.7 million decrease in sales).

                Average electricity generation selling prices in this segment reflects the impact of the pricing scheme update set out in SE Resolution No. 95/2013, which was implemented in July 2015 and became effective as of February 2015, as well as the effect of changes in the exchange rate which impacted Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the decrease in electricity sales (in GWh) was mainly due to scheduled overhauls in Loma de la Lata and CPB, which were partly offset by a higher dispatch at CTG and CTP. In our hydroelectric power units, despite the lower water flow and input levels in the area, the joint sales in 2015 were 5 GWh lower than that in 2014.The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal Years Ended December 31,
In GWh	2015			2014
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	538.1	0.5	538.6	516.1	33.0	549.1
HIDISA	366.8	0.0	366.8	322.4	28.9	351.3
Thermal facilities:
CTG	1,681.7	601.0	2,282.8	1,528.2	596.2	2,124.4
CTLL	2,581.8	0.0	2,581.8	3,420.9	80.8	3,501.7
CTP*	151.6	0.0	151.6	131.1	0.0	131.1
CPB	2,736.7	2.4	2,739.1	3,089.6	54.8	3,144.4
Total	8,056.8	603.9	8,660.7	9,008.3	793.6	9,802.0
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Generation cost of sales increased by 13.7%, to Ps.1,337.5 million for the fiscal year ended December 31, 2015, from Ps.1,176.7 million for the same period in 2014, mainly due to higher labor costs of 33.8% in our hydroelectric power units and of 33.4% in our thermal power units, and higher materials and maintenance costs in our thermal power units of 89.1% and 50.9%, respectively, resulting from scheduled overhauls in Loma de la Lata and CPB. These higher costs were partially offset with lower energy purchases in our hydroelectric and thermal power units which decrease by 91.1% and 3.8%, respectively, since MAT contracts are managed by CAMMESA as from the implementation of SE Resolution No. 95/2013. In addition, there was a drop of 72.3% in penalties and of 30.4% in gas consumption costs as a result of scheduled overhauls at Loma de la Lata. The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2015		2014
Hydroelectric facilities:
Labor costs	74.0	45.0%	55.3	34.1%
Amortization for intangible assets	19.4	11.8%	19.4	12.0%
Royalties	19.2	11.6%	18.1	11.2%
Repairs and Maintenance	15.3	9.3%	10.3	6.3%
Rental and insurance	7.2	4.4%	6.3	3.9%
Material consumption	5.9	3.6%	3.1	1.9%
Fees for third-party services	2.4	1.5%	2.3	1.4%
Energy purchases	2.2	1.4%	25.1	15.5%
Depreciation of property, plant and equipment	1.8	1.1%	1.7	1.1%
Others	17.1	10.4%	20.4	12.6%
Total hydroelectric	164.6	100.0%	162.2	100.0%

Thermal facilities:
Labor costs	287.6	24.5%	215.6	21.3%
Energy purchases	210.2	17.9%	218.5	21.5%
Gas consumption	148.8	12.7%	213.8	21.1%
Depreciation of property, plant and equipment	123.5	10.5%	107.1	10.6%
Repairs and Maintenance	112.2	9.6%	74.3	7.3%
Material consumption	79.7	6.8%	42.2	4.2%
Rental and insurance	69.9	6.0%	42.1	4.2%
Fees for third-party services	49.0	4.2%	20.8	2.1%
Penalties	3.2	0.3%	11.4	1.1%
Others	88.8	7.6%	68.6	6.8%
Total thermal	1,172.9	100.0%	1,014.5	100.0%

Total	1,337.5	100.0%	1,176.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Therefore, our generation segment gross profit increased by 3.4% to Ps.1,135.8 million for the fiscal year ended December 31, 2015, compared to Ps.1,098.8 million for the same period in 2014.

                Selling expenses from our generation segment increased to Ps.23.5 million for the fiscal year ended December 31, 2015, compared to Ps.17.9 million for the same period in 2014, mainly due to a Ps.3.0 million increase in labor costs, a Ps.1.4 million increase in taxes, rates and contributions and doubtful accounts and selling expenses for Ps.1.2 million. Selling expenses relating to our hydroelectric power units amounted to Ps.9.7 million and Ps.8.4 million, and those corresponding to our thermal power units reached Ps.13.8 million and Ps.9.5 million for the fiscal years ended December 31, 2015 and 2014, respectively. The following table shows the main components of our generation segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2015		2014
Taxes, rates and contributions	10.5	44.6%	9.1	50.6%
Labor costs	7.8	33.3%	4.8	26.9%
Doubtful accounts	2.7	11.6%	1.5	8.3%
Others	2.5	10.5%	2.5	14.1%
Total	23.5	100.0%	17.9	100.0%
Of which:
Hydroelectric	9.7	41.2%	8.4	46.8%
Thermal	13.8	58.8%	9.5	53.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Generation administrative expenses increased to Ps.262.7 million for the fiscal year ended December 31, 2015 from Ps.200.0 million for the same period in 2014, mainly due to a 61.4% increase in labor costs borne by our generation subsidiaries, which were partly offset by a 13.0% decrease in the fees for third-party services, a 57.7% decrease in taxes, rates and contributions and a 28.1% decrease in depreciation and amortization. Administrative expenses corresponding to our hydroelectric power units amounted to Ps.26.5 million and Ps.21.5 million, and those corresponding to our thermal power units reached Ps.236.2 million and Ps.178.5 million for the fiscal years ended December 31, 2015 and 2014, respectively. The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2015		2014
Labor costs	170.6	65.0%	105.7	52.8%
Fees for third-party services	43.8	16.7%	50.4	25.2%
Rental and insurance	13.2	5.0%	12.1	6.1%
Depreciation of property, plant and equipment	4.1	1.6%	5.7	2.8%
Taxes, rates and contributions	2.2	0.8%	5.2	2.6%
Others	28.7	10.9%	20.9	10.5%
Total	262.7	100.0%	200.0	100.0%
Of which:
Hydroelectric	26.5	10.1%	21.5	10.8%
Thermal	236.2	89.9%	178.5	89.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Other generation operating income and expenses decreased by 70.0%, to a profit of Ps.12.0 million for the fiscal year ended December 31, 2015, compared to Ps.39.9 million for the same period in 2014. This decrease was mainly as a result of non-recurrent income during 2015 that amounted to Ps.74.8 million in connection with compensation received by Loma de la Lata pursuant to the Arbitral Award ruled in its favor against the Project Counterparties (see “Item 8 – Legal Proceedings involving Loma de la Lata”), while during fiscal year 2014 recovery of insurance, receivables and taxes were disclosed for a total amount of Ps.93.1 million. The following table shows the main components of our generation segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2015		2014
Income recognition for arbitral proceedings	74.8	624.6%	-	-
Debit and credit tax	(54.1)	(451.6%)	(30.9)	(77.4%)
Provision for fiscal credits	(12.1)	(101.0%)	(4.0)	(10.0%)
Recovery of receivables	0.8	6.6%	49.5	124.0%
Recovery of penalties	7.2	59.9%	-	-
Provision for contigencies	(1.6)	(13.3%)	(20.1)	(50.4%)
Recovery of insurance	0.0	0.3%	5.6	14.1%
Recovery of tax on gross income	-	-	37.9	95.1%
Other operating costs for contract termination	-	-	(11.4)	(28.5%)
Others	(3.1)	(25.7%)	13.2	33.0%
Total	12.0	100.0%	39.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Generation operating income decreased by 12.1% to Ps.886.8 million for the fiscal year ended December 31, 2015, compared to Ps.1,009.1 million for the same period in 2014. Operating profit further reflects the reversal of an impairment in property, plant and equipment by Ps.25.3 million and Ps.88.4 million on December 31, 2015 and 2014, respectively.

                Generation financial results accounted for a loss of Ps.144.6 million for the fiscal year ended December 31, 2015, compared to a loss of Ps.152.1 million for the same period in 2014, mainly due to lower revenues from adjustments to current value of CAMMESA’s consolidated credits (Ps.196.4 million), lower net income for changes in the fair value of financial instruments (Ps.70.9 million) and arbitral proceedings interest (Ps.30.4 million) which were partly offset by net foreign exchange losses (Ps.264.2 million), lower net income for commercial interest (Ps.12.6 million), an increase in fiscal interest (P.17.1 million) and an increase in net financial interest (Ps.45.4 million). The following table shows the main components of our generation segment financial results for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2015		2014
Financial income
Commercial interest	192.8	63.9%	179.2	74.4%
Financial interest	78.3	26.0%	61.7	25.6%
Arbitral proceedings interest	30.4	10.1%	0.0	0.0%
Subtotal	301.5	100.0%	240.9	100.0%

Financial cost
Financial interest	(284.7)	79.6%	(222.8)	71.7%
Fiscal interest	(48.8)	13.7%	(31.7)	10.2%
Commercial interest	(2.1)	0.6%	(1.1)	0.4%
Others	(21.9)	6.1%	(55.2)	17.7%
Subtotal	(357.5)	100.0%	(310.8)	100.0%

Other financial results
Foreign exchange differences, net	(153.7)	173.5%	(417.9)	508.0%
Changes in the fair value of financial instruments	45.1	(51.0%)	116.1	(141.1%)
Results from current value measurement	20.0	(22.5%)	216.4	(263.1%)
Other financial results	-	-	3.2	(3.8%)
Subtotal	(88.6)	100.0%	(82.3)	100.0%

Total	(144.6)	100.0%	(152.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Our generation segment recorded an income tax charge of Ps.192.4 million for the fiscal year ended December 31, 2015, compared to a charge of Ps.224.1 million for the same period in 2014.

                Finally, our generation segment recorded a net profit of Ps.549.8 million for the fiscal year ended December 31, 2015, of which Ps.496.9 million are attributable to the owners of the Company, compared to a net profit of Ps.529.3 million recorded in the same period in 2014, attributable to the owners of the Company.

Transmission Segment

                Transmission net sales increased by 31.8% to Ps.973.4 million for the fiscal year ended December 31, 2015, compared to Ps.738.4 million for the same period in 2014. Net regulated sales increased by 52.4% to Ps.879.6 million for the fiscal year ended December 31, 2015, from Ps.577.2 million recorded for the same period in 2014, mainly as a result of greater recognition of cost variations (Ps.663.1 million in 2015 compared to Ps.425.0 million in 2014) pursuant to the Instrumental Agreement and the Renewal Agreement entered into by Transener, Transba, the SE, and the ENRE. During 2015, no net revenues from Fourth Line royalties were recognized, whereas Ps.9.1 million were recorded for the same period in 2014. Effective as from January 1, 2015, Transener no longer accrues recurring financial income from Fourth Line’s retroactive royalties and therefore it has requested the ENRE an update of operation and maintenance costs. Other sales decreased by 38.3% to Ps.93.9 million for the fiscal year ended December 31, 2015, compared to Ps.152.1 million for the same period in 2014, mainly as a result of lower unregulated revenues from Transener (supervision and construction works) and Transba.

                Transmission cost of sales increased by 23.4% to Ps.666.0 million for the fiscal year ended December 31, 2015 compared to Ps.539.7 million for the same period in 2014, mainly due to a 31.1% increase in labor costs  in 2015, which were partly offset by a 76.3% decrease in the consumption of materials. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2015		2014
Labor costs	391.7	58.8%	298.8	55.4%
Depreciation of property, plant and equipment	44.9	6.7%	42.8	7.9%
Transport and per diem	30.8	4.6%	23.0	4.3%
Repairs and Maintenance	30.4	4.6%	25.7	4.8%
Rental and insurance	27.4	4.1%	23.1	4.3%
Fees for third-party services	18.4	2.8%	13.7	2.5%
Material consumption	12.5	1.9%	52.6	9.7%
Others	109.9	16.5%	60.0	11.1%
Total	666.0	100.0%	539.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Therefore, transmission gross profits increased to Ps.307.4 million for the fiscal year ended December 31, 2015, from a Ps.198.7 million profit for the same period in 2014, mainly as a result of greater sales arising from the Instrumental Agreement and the Renewal Agreement.

                We do not record selling expenses related to our transmission activities.

                Transmission administrative expenses increased by 36.8% to Ps.125.6 million for the fiscal year ended December 31, 2015, compared to Ps.91.8 million for the same period in 2014, mainly due to a 38.8% labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2015		2014
Labor costs	93.2	74.2%	67.1	73.1%
Fees for third-party services	7.3	5.8%	6.0	6.5%
Rental and insurance	5.2	4.1%	3.4	3.7%
Depreciation of property, plant and equipment	4.5	3.6%	4.3	4.7%
Others	15.4	12.3%	11.0	12.0%
Total	125.6	100.0%	91.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Other transmission operating income and expenses recorded a loss of Ps.12.4 million for the fiscal year ended December 31, 2015, compared to Ps.7.6 million loss for the same period in 2014. The following table shows the main components of our transmission segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2015		2014
Debit and credit tax	(12.2)	98.3%	(11.1)	146.1%
Recovery of insurance	-	-	2.7	(35.6%)
Others	(0.2)	1.7%	0.8	(10.4%)
Total	(12.4)	100.0%	(7.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Transmission operating income accounted for a profit of Ps.169.4 million for the fiscal year ended December 31, 2015, 70.6% higher than the profit of Ps.99.3 million for the same period in 2014, mainly as a result of increases in regulated sales, which were partly offset by increases in the above-described costs and expenses.

                Transmission financial results accounted for a loss of Ps.122.9 million for the fiscal year ended December 31, 2015, compared to a profit of Ps.24.7 million for the same period in 2014, mainly as a result of an increase in foreign exchange losses and financial interest on liabilities (Ps.2.5 million), and a decrease in the profits from interest income from the Fourth Line and the IVC under the Memorandum of Understanding (Ps.32.4 million). The following table shows the main components of our transmission segment financial results for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2015		2014
Financial income
Financial interest	193.8	100.0%	226.1	100.0%
Subtotal	193.8	100.0%	226.1	100.0%

Financial cost
Financial interest	(61.4)	99.0%	(58.9)	99.2%
Others	(0.6)	1.0%	(0.5)	0.8%
Subtotal	(62.0)	100.0%	(59.4)	100.0%

Other financial results
Foreign exchange differences, net	(253.9)	99.7%	(138.4)	97.4%
Others	(0.7)	0.3%	(3.6)	2.6%
Subtotal	(254.7)	100.0%	(142.0)	100.0%

Total	(122.9)	100.0%	24.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Our transmission segment recorded an income tax charge of Ps.18.8 million for the fiscal year ended December 31, 2015, compared to a charge of Ps.51.4 million for the same period in 2014.

                Finally, our transmission segment recorded a net profit of Ps.9.1 million for the fiscal year ended December 31, 2015, compared to a net profit of Ps.34.1 million for the same period in 2014, both attributable to the Company’s owners.

Distribution Segment

                Net sales from our distribution activities increased by 5.7% to Ps.3,802.2 million in the fiscal year ended December 31, 2015, compared to Ps.3,598.4 million for the same period in 2014, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor’s electricity sales volume between 2014 and 2015increased by 1,089 GWh to 22,381 GWh in 2015, compared to 21,292 GWh in 2014.

                The cost of sales increased by 10.0% to Ps.5,189.0 million in the fiscal year ended December 31, 2015, compared to Ps.4,716.5 million for the same period in 2014, mainly due to an increase in labor costs of 35.4% and in power purchases of 7.7% mainly attributable to higher labor costs as a result of an increase in the number of employees and employee compensation and higher energy purchases due to the increase in the volume of electricity sales, which were partly offset with a decrease in fees and compensations for third-party services in 35.2%. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2015		2014
Energy purchases	2,022.0	39.0%	1,878.1	39.8%
Labor costs	1,859.7	35.8%	1,373.2	29.1%
Fees for third-party services	463.2	8.9%	714.3	15.1%
Penalties	257.3	5.0%	233.9	5.0%
Depreciation of property, plant and equipment	240.1	4.6%	211.8	4.5%
Material consumption	211.4	4.1%	205.9	4.4%
Others	135.3	2.6%	99.4	2.1%
Total	5,189.0	100.0%	4,716.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Therefore, the gross loss from our distribution activities increased to Ps.1,386.9 million in the fiscal year ended December 31, 2015, compared to a loss of Ps.1,118.1 million for the same period in 2014, mainly due to the increase in the cost of sales, increase that was not offset by a revenue increase.

                Selling expenses increased by 26.5% to Ps.833.4 million in the fiscal year ended December 31, 2015, compared to Ps.658.9 million for the same period in 2014, mainly due to increases in third-party compensation of 25.4%, labor costs increases resulting from granted wage increases of 20.4% and communication expenses increases of 50.3%. The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2015		2014
Fees for third-party services	329.5	39.5%	262.8	39.9%
Labor costs	299.8	36.0%	249.0	37.8%
Communication Expenses	58.7	7.0%	39.1	5.9%
Taxes, rates and contributions	48.5	5.8%	42.2	6.4%
Penalties	24.4	2.9%	18.4	2.8%
Doubtful accounts	24.1	2.9%	21.5	3.3%
Others	48.4	5.8%	25.9	3.9%
Total	833.4	100.0%	658.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Administrative expenses from our distribution segment increased by 39.5% to Ps.711.9 million for the fiscal year ended December 31, 2015, compared to Ps.510.3 million for the same period in 2014, mainly due to labor cost increases resulting from wage increases of 35.5%, and increases in third-party compensation and fees between both periods of 36.1%. The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2015		2014
Labor costs	332.3	46.7%	245.5	48.1%
Fees for third-party services	214.8	30.2%	157.8	30.9%
Insurance and rentals	58.2	8.2%	35.2	6.9%
Security surveillance expenses	24.1	3.4%	15.1	3.0%
Others	82.5	11.6%	56.6	11.1%
Total	711.9	100.0%	510.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Other operating income and expenses for the fiscal year ended December 31, 2015 amounted to a net loss of Ps.504.3 million, compared to a loss of Ps.266.1 million for the same period in 2014, which was mainly due to higher losses from provisions for liabilities (Ps.151.0) and uncollectible tax credits (Ps.80.6), voluntary retirements (Ps.18.2 million) and debit and credit tax (Ps.21.1 million). These effects were partly offset with an increase in the income from services to third parties (Ps.20.3 million) and a decrease in expenses under the FOCEDE fund implemented under Resolution no. 347/2012 (Ps.38.1 million). The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2015		2014
Provision for contigencies	(226.4)	44.9%	(75.4)	28.3%
Debit and credit tax	(86.3)	17.1%	(65.1)	24.5%
Allowance for uncollectible tax credits	(80.7)	16.0%	(0.1)	0.0%
Other expenses FOCEDE	(59.6)	11.8%	(97.7)	36.7%
Income from services to third-parties	53.6	(10.6%)	33.3	(12.5%)
Voluntary retirements	(43.2)	8.6%	(25.0)	9.4%
Net expenses for technical functions	(12.9)	2.6%	(16.2)	6.1%
Others	(48.8)	9.7%	(19.8)	7.4%
Total	(504.3)	100.0%	(266.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Operating income from our distribution activities increased by Ps.2,421.7 million to a profit of Ps.2,140.2 million for the fiscal year ended December 31, 2015, compared to a loss of Ps.281.5 million for the same period in 2014, mainly due to the fact that the implementation of SE Resolution No. 32/15 exceeded operating costs. Under this resolution there was a recognition of income for Ps.5,576.6 million compared to Ps.2271.9 million for the same period in 2014, which were recognized under SE Resolution No. 250/13 and subsequent Notes. Excluding such effect, operating income from our distribution segment would account for a loss of Ps.3,436.4 million and Ps.2,553.4 million for fiscal years 2015 and 2014, respectively.

                Financial results related to our distribution activities represented a loss of Ps.1,351.1 million for the fiscal year ended December 31, 2015, a 37.6% higher the loss compared to Ps.981.6 million loss for the same period of 2014, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (Ps.577.3 million), losses  in financial liability interest (Ps.166.6 million), and a decrease in the income from financial interest due to the implementation of SE Resolution No. 250/2013 and subsequent Notes (Ps.145.6 million). These were partially offset by higher income from changes in the fair value of financial assets (Ps.283.7 million) and lower losses from commercial interest due to the incurred debt with CAMMESA (Ps.267.2 million). The following table illustrates the main components of financial results from our distribution segment:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2015		2014
Financial income
Financial interest	50.1	52.1%	195.7	81.9%
Commercial interest	46.1	47.9%	43.3	18.1%
Subtotal	96.2	100.0%	239.0	100.0%

Financial cost
Financial interest	(360.2)	62.4%	(193.6)	28.0%
Commercial interest	(192.5)	33.4%	(459.7)	66.4%
Fiscal interest	(4.1)	0.7%	(5.9)	0.9%
Others	(20.2)	3.5%	(33.3)	4.8%
Subtotal	(577.0)	100.0%	(692.5)	100.0%

Other financial results
Foreign exchange differences, net	(1,225.1)	140.8%	(647.8)	122.7%
Changes in the fair value of financial instruments	351.8	(40.4%)	68.1	(12.9%)
Result from repurchase of financial debt	-	-	44.4	(8.4%)
Others	3.0	(0.3%)	7.3	(1.4%)
Subtotal	(870.3)	100.0%	(528.1)	100.0%

Total	(1,351.1)	100.0%	(981.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                In turn, our distribution operations recorded an income tax charge of Ps.176.3 million in the fiscal year ended December 31, 2015, compared to Ps.161.8 million credits in the same period of 2014.

                Finally, our distribution activities registered a net profit of Ps.612.8 million for the fiscal year ended December 31, 2015, of which Ps.59.1 million are attributable to the Company’s owners, compared to a loss of Ps.742.1 million for the same period in 2014 attributable to the Company’s owners .

Oil and gas Segment

                Net sales related to our oil and gas segment  increased to Ps.943.5 million for the fiscal year ended December 31, 2015, 164.4% higher compared to Ps.356.8 million in  the same period of 2014 mainly due to an increase in sales primarily as a result of higher production  in the Rincón del Mangrullo Block and the entry into effect of the Addendum to the investment Agreement with YPF. The following table shows Petrolera Pampa’s oil and gas production under the investment agreements entered into by Petrolera Pampa for the specified periods:

	Fiscal Years Ended December 31,
	2015	2014
Oil (m3/d)
Ysur	5.3	9.3
Petrobras	4.6	3.9
YPF	15.8	2.9
Total	25.7	16.1
Gas (m3/d)
Ysur	65.2	90.7
Petrobras	366.1	365.1
YPF	994.5	355.7
Senillosa	14.2	-
Total	1,439.9	811.5
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Cost of sales related to our oil and gas segment increased by 228.1% to Ps.660.0 million for the fiscal year ended December 31, 2015, compared to Ps.201.2 million for the same period of 2014, mainly due to higher costs from well depreciation (Ps.194.4 million), costs of internal consumption of oil and gas production (Ps.125.2 million) as a result of increased production in the Rincón del Mangrullo Block and the entry into effect of the Addendum to the investment Agreement with YPF, and fees for third-party services (Ps.54.1 million). The following table shows the main components of cost of sales from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2015		2014
Depreciation of property, plant and equipment	275.0	41.7%	80.6	40.1%
Gas production	162.8	24.7%	37.6	18.7%
Royalties	119.5	18.1%	49.4	24.6%
Fees for third-party services	71.4	10.8%	17.3	8.6%
Labor costs	10.4	1.6%	6.8	3.4%
Others	20.9	3.2%	9.4	4.6%
Total	660.0	100.0%	201.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Therefore, gross profit related to our oil and gas segment increased by 82.2% to Ps.283.5 million for the fiscal year ended December 31, 2015, compared to Ps.155.6 million for the same period in 2014.

                Selling expenses related to our oil and gas segment increased to Ps.115.7 million for the fiscal year ended December 31, 2015, compared to Ps.36.5 million for the same period of  2014, mainly due to the accrual of higher costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps.55.0 million) and higher tax losses (Ps.22.7 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2015		2014
Compensation agreements	74.3	64.2%	19.3	52.9%
Taxes, rates and contributions	35.9	31.0%	13.2	36.1%
Others	5.6	4.8%	4.0	11.0%
Total	115.7	100.0%	36.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Administrative expenses increased Ps.149.7 million for the fiscal year ended December 31, 2015, compared to Ps.71.1 million for the same period of 2014, principally due to the accrual of higher costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps.75.4 million) and higher labor costs (Ps.7.3 million), which were partly offset by lower fees for third-party services (Ps.6.2 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2015		2014
Compensation agreements	101.0	67.5%	25.6	36.0%
Labor costs	20.9	14.0%	13.6	19.2%
Fees for third-party services	19.6	13.1%	25.7	36.2%
Others	8.2	5.5%	6.1	8.6%
Total	149.7	100.0%	71.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Other operating income from our oil and gas activities registered a profit of Ps.466.8 million for the fiscal year ended December 31, 2015, 437.3% higher compared to the profit of Ps.86.9 million for the same period in 2014, mainly due to an increase in the additional compensation under the Surplus Injection Promotion Program implemented by Resolution No. 1/2013 (Ps.546.8 million for the same period in 2015, compared to Ps.127.1 million in 2014). The following table shows the main components of other operating income and expenses of our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2015		2014
Res. No, 1/13 Natural Gas Excess Injection Income	546.8	117.1%	127.1	146.4%
Compensation agreements	(48.3)	(10.4%)	(16.7)	(19.2%)
Debit and credit tax	(32.8)	(7.0%)	(12.8)	(14.8%)
Decrease in property, plant and equipment	(3.0)	(0.7%)	(21.8)	(25.1%)
Recovery of expenses	-	-	6.5	7.5%
Others	4.1	0.9%	4.5	5.1%
Total	466.8	100.0%	86.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                The operating gain related to our oil and gas segment amounted to Ps.484.8 million for the fiscal year ended December 31, 2015, compared to Ps.134.9 million for the same period in 2014.

                Financial results related to our oil and gas activities represented a profit of Ps.30.5 million for the fiscal year ended December 31, 2015, compared to a loss of Ps.40.7 million for the same period of 2014, mainly due to higher profits from net foreign exchange differences on account of the devaluation of the Peso, the currency in which most of Petrolera Pampa’s debt is denominated (Ps.201.9 million), and changes in the fair value of financial assets (Ps.101.9 million), which were partly offset by higher losses from financial interests (Ps.208.9 million). The following table shows the main components of the financial results from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2015		2014
Financial income
Financial interest	11.9	100.0%	12.7	98.3%
Commercial interest	0.0	0.0%	0.2	1.7%
Subtotal	11.9	100.0%	12.9	100.0%

Financial cost
Financial interest	(381.5)	98.0%	(173.5)	98.2%
Others	(7.8)	2.0%	(3.2)	1.8%
Subtotal	(389.3)	100.0%	(176.7)	100.0%

Other financial results
Changes in the fair value of financial instruments	246.2	60.3%	144.3	117.3%
Foreign exchange differences, net	180.7	44.3%	(21.3)	(17.3%)
Asset retirement obligation	(18.9)	(4.6%)	-	-
Subtotal	408.0	100.0%	123.0	100.0%

Total	30.5	100.0%	(40.7)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Also, our oil and gas segment recorded an income tax charge of Ps.163.6 million for the fiscal year ended December 31, 2015, compared to a charge of Ps.10.2 million for the same period in 2014.

                Finally, our oil and gas segment registered a net profit of Ps.351.8 million for the fiscal year ended December 31, 2015, of which Ps.174.6 million are attributable to the owners of the Company, compared to a profit of Ps.41.9 million for the same period in 2014, attributable to the owners of the Company.

Holding and Others Segment

                Net sales related to our holding and others segment were Ps.53.6 million for the fiscal year ended December 31, 2015, 20.4% lower compared to Ps.67.2 million in the same period of 2014. These sales mostly correspond to fees collected from companies of our other segments.

                Cost of sales related to our holding and others segment increased by 14.1% to Ps.2.3 million in the fiscal year ended December 31, 2015, compared to Ps.2.0 million for the same period of 2014, mainly due to higher labor costs (Ps.0.7 million). The following table illustrates the main components of costs of sales from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2015		2014
Labor costs	1.2	51.1%	0.5	23.2%
Inventory purchases	0.8	33.9%	1.2	59.8%
Others	0.3	15.0%	0.3	17.0%
Total	2.3	100.0%	2.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Therefore, gross profit related to our holding and others segment was Ps.51.3 million for the fiscal year ended December 31, 2015, 21.4% lower compared to Ps.65.3 million for the same period of 2014.

                We did not record significant selling expenses related to our holding and others segment.

                Administrative expenses increased 60.5% to Ps.130.7 million for the fiscal year ended December 31, 2015, compared to Ps.81.5 million for the same period in 2014, principally due to higher fees of directors and statutory auditors (Ps.19.3 million), fees for third-party services (Ps.19.0 million) and taxes, rates and contributions (Ps.18.7 million). These effects were partly offset by lower labor costs (Ps.4.2 million). The following table illustrates the main components of administrative expenses from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2015		2014
Taxes, rates and contributions	32.2	24.6%	13.5	16.6%
Directors' and statutory auditors' fees	31.4	24.0%	12.1	14.8%
Fees for third-party services	31.3	23.9%	12.3	15.1%
Labor costs	19.0	14.5%	23.2	28.4%
Directors' options reserve	0.0	0.0%	6.7	8.2%
Others	16.9	12.9%	13.7	16.8%
Total	130.7	100.0%	81.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                Other operating income and expenses from our holding and others segment registered a profit of Ps.211.8 million during fiscal year ended December 31, 2015, 4,955.4% higher compared to a gain of Ps.4.2 million for the same period in 2014. Mainly due to the profits registered of Ps.215.4 million from the cancellation of TGS loan granted by TGS through the assignment of the ICSID Claim to TGS (See Item 4 – Our Business – TGS – Ciesa Transaction”). The following table shows the main components of our holding and other segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2015		2014
Gain from discharge/cancellation of TGS Loan	215.4	101.7%	0.0	-
Debit and credit tax	(3.3)	(1.6%)	(0.9)	(21.7%)
Provision for fiscal credits	(2.5)	(1.2%)	(0.2)	(4.7%)
Recovery of expenses	2.4	1.2%	1.7	40.3%
Provision for contingencies	(0.1)	(0.1%)	(0.9)	(21.8%)
Dividends	0.0	-	3.4	82.3%
Others	(0.1)	(0.0%)	1.1	25.5%
Total	211.8	100.0%	4.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

                The operating gain related to our holding and others segment amounted to Ps.122.4 million for the fiscal year ended December 31, 2015, compared to an operating loss of Ps.13.6 million for the same period in 2014, primarily due to the profits arising from the cancellation of the debt under the loan granted by TGS described above.

                Financial results related to holding and others segment represented a profit of Ps.2,257.4 million for the fiscal year ended December 31, 2015, compared to Ps.921.4 million for the same period in 2014, mainly due to higher profits for changes in the fair value of financial assets (Ps.1,074.8 million), net foreign exchange differences (Ps.262.1 million) and the repurchase of corporate bonds (Ps.7.2 million), partially offset by higher losses from net financial interest (Ps.1.1 million) and fiscal interest (Ps.8.3 million). The following table ilustrates the main components of financial results from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2015		2014
Financial income
Financial interest	25.5	100.0%	13.1	100.0%
Subtotal	25.5	100.0%	13.1	100.0%

Financial cost
Fiscal interest	(21.7)	108.1%	(13.4)	(1,575.5%)
Financial interest	2.8	(13.9%)	16.3	1,918.3%
Others	(1.2)	5.8%	(2.1)	(242.8%)
Subtotal	(20.1)	100.0%	0.8	100.0%

Other financial results
Changes in the fair value of financial instruments	1,637.0	72.7%	562.2	62.0%
Foreign exchange differences, net	605.0	26.9%	343.0	37.8%
Result from repurchase of Corporate Bonds	9.9	0.4%	2.7	0.3%
Others	(0.0)	(0.0%)	(0.5)	(0.1%)
Subtotal	2,251.9	100.0%	907.5	100.0%

Total	2,257.4	100.0%	921.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps.54.5 million for the fiscal year ended December 31, 2015, compared to a charge of Ps.27.8 million for the same period of 2014.

                Finally, our holding and others segment registered a net profit of Ps.2,325.3 million for the fiscal year ended December 31, 2015 compared to a net profit of Ps.879.9 million recorded in the same period of 2014, attributable to the Company’s owners.

Year ended December 31, 2014 compared to year ended December 31, 2013

Generation Segment

Generation net sales increased by 31.4% to Ps. 2,275.5 million for the fiscal year ended December 31, 2014 from Ps.1,731.3 million for the same period in 2013. The increase of Ps.544.1 million in electricity generation net sales was mainly due to the combined effect of the growth in average electricity selling prices calculated for the segment (Ps.225.3 per MWh for the fiscal year ended December 31, 2014, compared to Ps.193.0 per MWh for the same period in 2013, which represents a sales increase of Ps.287.8 million), and also due to the amount of electricity sold for the segment (9,802.0 GWh for the fiscal year ended December 31, 2014, compared to 8,908.8 GWh for the same period in 2013, which represents a sales increase of Ps.201.2 million).

Average electricity generation selling prices in this segment reflects the impact of the pricing scheme provided in SE Resolution No. 529/2014, which was passed in May 2014 and changed the remuneration sheme provided under SE Resolution No. 95/2013 with retroactive effect to February 2013 and the changes in the exchange rate, which impacted our Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the increase in electricity sales (in GWh) was mainly due to greater generation in CTLL’s steam turbine and a higher dispatch at CPB. Both effects were partly offset by a lower dispatch at CTG, as well as to a lower dispatch in our hydraulic units, on account of lower water input levels in the area.The following table shows net electricity sales (in GWh) from the power generation plants:

	Fiscal Years Ended December 31,
In GWh	2014			2013
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	516.1	33.0	549.1	616.1	216.8	832.9
HIDISA	322.4	28.9	351.3	420.8	209.2	629.9
Thermal facilities:
CTG	1,528.2	596.2	2,124.4	1,674.8	592.8	2,267.6
CTLL	3,420.9	80.8	3,501.7	1,947.1	425.1	2,372.2
CTP*	131.1	0.0	131.1	130.3	0.0	130.3
CPB	3,089.6	54.8	3,144.4	2,229.2	446.7	2,675.9
Total	9,008.3	793.6	9,802.0	7,018.4	1,890.5	8,909.8
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

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Hydroelectric facilities:
Labor costs	55.3	34.1%	41.7	17.1%
Energy purchases	25.1	15.5%	131.2	54.0%
Amortization for intangible assets	19.4	12.0%	19.4	8.0%
Royalties	18.1	11.2%	21.5	8.9%
Repairs and Maintenance	10.3	6.3%	7.2	3.0%
Rental and insurance	6.3	3.9%	4.3	1.8%
Material consumption	3.1	1.9%	2.3	0.9%
Fees for third-party services	2.3	1.4%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	1.1%	1.7	0.7%
Others	20.4	12.6%	12.0	4.9%
Total hydroelectric	162.2	100.0%	243.0	100.0%

Thermal facilities:
Energy purchases	218.5	21.5%	414.9	35.0%
Labor costs	215.6	21.3%	152.8	12.9%
Gas consumption	213.8	21.1%	182.5	15.4%
Depreciation of property, plant and equipment	107.1	10.6%	80.0	6.8%
Repairs and Maintenance	74.3	7.3%	93.3	7.9%
Material consumption	42.2	4.2%	38.4	3.2%
Rental and insurance	42.1	4.2%	40.8	3.4%
Fees for third-party services	20.8	2.1%	21.0	1.8%
Penalties	11.4	1.1%	71.0	6.0%
Liquid fuel consumption	0.0	0.0%	29.3	2.5%
Others	68.6	6.8%	59.7	5.0%
Total thermal	1,014.5	100.0%	1,183.8	100.0%

Total	1,176.7	100.0%	1,426.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, our generation segment gross profit increased by 260.8% to Ps.1,098.8 million for the fiscal year ended December 31, 2014 compared to Ps.304.5 million for the same period in 2013.

Selling expenses from our generation segment decreased to Ps.17.9 million for the fiscal year ended December 31, 2014, compared to Ps.78.5 million for the same period in 2013, mainly due to a Ps.44.7 million decrease in the amount paid for tax sales and a Ps.16.1 million decrease in doubtful accounts. Selling expenses relating to our hydroelectric power units amounted to Ps.8.4 million and Ps.22.0 million, and those corresponding to our thermal power units reached Ps.9.5 million and Ps.56.5 million for the fiscal years ended December 31, 2014 and 2013, respectively. The following table shows the main components of our generation segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Taxes, rates and contributions	9.1	50.6%	53.8	68.5%
Labor costs	4.8	26.9%	4.7	6.0%
Doubtful accounts	1.5	8.3%	17.6	22.5%
Others	2.5	14.1%	2.4	3.0%
Total	17.9	100.0%	78.5	100.0%
Of which:
Hydroelectric	8.4	46.8%	22.0	28.1%
Thermal	9.5	53.2%	56.5	71.9%
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

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	105.7	52.8%	76.0	54.6%
Fees for third-party services	50.4	25.2%	28.1	20.2%
Rental and insurance	12.1	6.1%	5.1	3.7%
Depreciation of property, plant and equipment	5.7	2.8%	6.4	4.6%
Taxes, rates and contributions	5.2	2.6%	5.7	4.1%
Others	20.9	10.5%	17.8	12.8%
Total	200.0	100.0%	139.0	100.0%
Of which:
Hydroelectric	21.5	10.8%	20.2	14.5%
Thermal	178.5	89.2%	118.8	85.5%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation operating income and expenses resulted in a total profit of Ps. 39.9 million and Ps.315.9 million for the fiscal years ended December 31, 2014 and 2013, respectively, mainly due to the recovery of insurance claims registered by CTLL and the registration of the discount granted as compensation for breaches (reversal of the provision) of the Isolux agreement for CTLL expansion works in 2013. The following table shows the main components of our generation segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Recovery of receivables	49.5	124.0%	0.5	0.2%
Recovery of tax on gross income	37.9	95.1%	-	-
Debit and credit tax	(30.9)	(77.4%)	(25.4)	(8.0%)
Provision for contigencies	(20.1)	(50.4%)	-	-
Other operating costs for contract termination	(11.4)	(28.5%)	-	-
Recovery of insurance	5.6	14.1%	246.0	77.9%
Provision for fiscal credits	(4.0)	(10.0%)	(7.7)	(2.4%)
Recognition of March Agreement	-	-	85.2	27.0%
Others	13.2	33.0%	17.3	5.5%
Total	39.9	100.0%	315.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating income increased by 150.5% to Ps.1,009.1 million for the fiscal year ended December 31, 2014, compared to Ps.402.8 million for the same period in 2013. Operating profit further reflects the reversal of an impairment in property, plant and equipment by Ps.88.4 million in December 31, 2014.

Generation financial results accounted for a loss of Ps.152.1 million for the fiscal year ended December 31, 2014, compared to a loss of Ps.590.0 million for the same period in 2013, mainly due to an increase in adjustments to current value of CAMMESA’s consolidated credits (Ps.375.6 million) and income for commercial interest (141.0 million), which were partly offset by an increase in net foreign exchange losses (Ps.104.8 million).The following table shows the main components of our generation segment financial income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Commercial interest	179.2	74.4%	48.4	75.7%
Financial interest	61.7	25.6%	15.5	24.3%
Others	0.0	0.0%	0.0	0.1%
Subtotal	240.9	100.0%	63.9	100.0%

Financial cost
Financial interest	(222.8)	71.7%	(176.7)	81.6%
Fiscal interest	(31.7)	10.2%	(22.2)	10.3%
Commercial interest	(1.1)	0.4%	(11.3)	5.2%
Others	(55.2)	17.7%	(6.2)	2.9%
Subtotal	(310.8)	100.0%	(216.5)	100.0%

Other financial results
Foreign exchange differences, net	(417.9)	508.0%	(313.1)	71.6%
Results from current value measurement	216.4	(263.1%)	(159.2)	36.4%
Changes in the fair value of financial instruments	116.1	(141.1%)	34.9	(8.0%)
Other financial results	3.2	(3.8%)	-	-
Subtotal	(82.3)	100.0%	(437.5)	100.0%

Total	(152.1)	100.0%	(590.0)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of Ps.224.1 million for the fiscal year ended December 31, 2014, compared to a charge of Ps.20.7 million for the same period in 2013.

Finally, our generation segment recorded a net profit of Ps.633.0 million for the fiscal year ended December 31, 2014, of which Ps.529.3 million are attributable to the owners of the Company, compared to a loss of Ps.191.9 million for the same period in 2013 attributable to the owners of the Company.

Transmission Segment

Transmission net sales increased by 69.0% to Ps.738.4 million for the fiscal year ended December 31, 2014, compared to Ps.436.9 million for the same period in 2013. Net regulated sales increased by 72.1% to Ps.577.2 million for the fiscal year ended December 31, 2014, from Ps.335.4 million recorded for the same period in 2013, mainly as a result of greater recognition of cost variations (Ps.425.0 million in 2014 compared to Ps.183.6 million in 2013), pursuant to the Instrumental Agreement and the Renewal Agreement. Net revenues from royalties increased by 19.3% to Ps.9.1 million for the fiscal year ended December 31, 2014 from Ps.7.6 million for the same period in 2013. Other sales increased by 62.0% to Ps.152.1 million for the fiscal year ended December 31, 2014 from Ps.93.9 million for the same period in 2013, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission cost of sales increased by 37.1% to Ps.539.7 million for the period ended December 31, 2014, compared to Ps.393.7 million for the same period in 2013, mainly as a result of prevailing increases in labor costs in 2014. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Labor costs	298.8	55.4%	215.8	54.8%
Material comsuption	52.6	9.7%	12.1	3.1%
Depreciation of property, plant and equipment	42.8	7.9%	40.9	10.4%
Repairs and Maintenance	25.7	4.8%	20.4	5.2%
Rental and insurance	23.1	4.3%	3.2	0.8%
Transport and per diem	23.0	4.3%	18.4	4.7%
Fees for third-party services	13.7	2.5%	10.4	2.6%
Others	60.0	11.1%	72.5	18.4%
Total	539.7	100.0%	393.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, transmission gross profit increased to Ps.198.7 million for the fiscal year ended December 31, 2014, from a Ps.43.2 million profit for the same period in 2013, mainly as a result of greater sales recognition arising from the Instrumental Agreement and the Renewal Agreement.

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

Other transmission operating income and expenses recorded a loss of Ps.7.6 million for the fiscal year ended December 31, 2014, compared to a Ps.2.6 million profit for the same period in 2013. The following table shows the main components of our transmission segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Debit and credit tax	(11.1)	146.1%	(7.0)	(269.2%)
Recovery of insurance	2.7	(35.6%)	9.3	357.7%
Others	0.8	(10.4%)	0.3	11.5%
Total	(7.6)	100.0%	2.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating income accounted for a profit of Ps.99.3 million for the fiscal year ended December 31, 2014, compared to a loss of Ps.21.9 million for the same period in 2013, mainly as a result of increases in regulated sales, which were partly offset by increases in the above-described costs and expenses.

                Transmission financial results accounted for a profit of Ps.24.7 million for the fiscal year ended December 31, 2014, compared to a profit of Ps.16.2 million for the same period in 2013, mainly as a result of an increase in interest income from the Fourth Line and the IVC under the Memorandum of Understanding (Ps.53.1 million), partly offset by an increase in foreign exchange losses (Ps.16.4 million), and financial interest on liabilities (Ps.17.4 million). The following table shows the main components of our transmission segment financial results income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	226.1	100.0%	173.0	100.0%
Subtotal	226.1	100.0%	173.0	100.0%

Financial cost
Financial interest	(58.9)	99.2%	(41.5)	99.0%
Others	(0.5)	0.8%	(0.4)	1.0%
Subtotal	(59.4)	100.0%	(41.9)	100.0%

Other financial results
Foreign exchange differences, net	(138.4)	97.4%	(122.0)	106.2%
Others	(3.6)	2.6%	7.1	0.3%
Subtotal	(142.0)	100.0%	(114.9)	100.0%

Total	24.7	100.0%	16.2	100.0%
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

Distribution Segment

Net sales from our distribution activities increased by 4.6% to Ps.3,598.4 million in the fiscal year ended December 31, 2014, compared to Ps.3,440.7 million for the same period in 2013, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor’s electricity sales volume between 2013 and 2014 decreased in 382 GWh, compared to sales volume being 21,292 GWh in 2014 to 21,674 GWh in 2013.

The cost of sales increased by 14.4% to Ps.4,716.5 million in the fiscal year ended December 2014, compared to Ps.4,122.5 million for the same period in 2013, mainly due to higher labor costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Energy purchases	1,878.1	39.8%	2,050.3	49.7%
Labor costs	1,373.2	29.1%	790.7	19.2%
Fees for third-party services	714.3	15.1%	665.1	16.1%
Penalties	233.9	5.0%	234.8	5.7%
Depreciation of property, plant and equipment	211.8	4.5%	201.7	4.9%
Materials for works	205.9	4.4%	121.9	3.0%
Others	99.4	2.1%	58.0	1.4%
Total	4,716.5	100.0%	4,122.5	100.0%
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

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Fees for third-party services	262.8	39.9%	198.5	36.1%
Labor costs	249.0	37.8%	179.4	32.7%
Taxes, rates and contributions	42.2	6.4%	34.3	6.3%
Communication Expenses	39.1	5.9%	32.6	5.9%
Doubtful accounts	21.5	3.3%	38.0	6.9%
Penalties	18.4	2.8%	52.7	9.6%
Others	25.9	3.9%	13.7	2.5%
Total	658.9	100.0%	549.1	100.0%
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

Other operating income and expenses for the fiscal year ended December 31, 2014, amounted to a net loss of Ps.266.1 million, compared to a loss of Ps.81.2 million for the same period in 2013. The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Other expenses FOCEDE	(97.7)	36.7%	-	-
Provision for contigencies	(75.4)	28.3%	(36.0)	44.4%
Debit and credit tax	(65.1)	24.5%	(55.8)	68.8%
Income from services to third-parties	33.3	(12.5%)	21.7	(26.7%)
Voluntary retirements	(25.0)	9.4%	(15.9)	19.6%
Net expenses for technical functions	(16.2)	6.1%	(15.5)	19.2%
Allowance for uncollectible tax credits	(0.1)	0.0%	-	-
Others	(19.8)	7.4%	20.4	(25.2%)
Total	(266.1)	100.0%	(81.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our distribution activities decreased by Ps.1,569.9 million to a loss of Ps.281.5 million for the fiscal year ended December 31, 2014, compared to a profit of Ps.1,288.4 million for the same period in 2013, mainly due to the fact that the implementation of SE Resolution No. 250/2013 and the subsequent Notes were not enough to offset higher operating costs. Under this resolution there was a recognition of higher costs for Ps.2,271.9 million in the fiscal year 2014, compared to Ps.2,993.1 million for the same period in 2013. Excluding such effect, operating income from our distribution segment would account for a loss of Ps.2,553.4 million for the fiscal year 2014.

Financial results related to our distribution activities represented a loss of Ps.981.6 million for the fiscal year ended December 31, 2014, a 39.4% higher loss compared to a loss of Ps.704.2 million for the same period of 2013, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (Ps.115.4 million), and losses from commercial interest under the debt with CAMMESA (Ps.133.9 million). The following table illustrates the main components of financial results from our distribution segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	195.7	81.9%	238.0	82.9%
Commercial interest	43.3	18.1%	49.1	17.1%
Subtotal	239.0	100.0%	287.1	100.0%

Financial cost
Commercial interest	(459.7)	66.4%	(325.8)	57.6%
Financial interest	(193.6)	28.0%	(214.7)	37.9%
Fiscal interest	(5.9)	0.9%	(13.8)	2.4%
Others	(33.3)	4.8%	(11.5)	2.0%
Subtotal	(692.5)	100.0%	(565.8)	100.0%

Other financial results
Foreign exchange differences, net	(647.8)	122.7%	(532.5)	125.1%
Changes in the fair value of financial instruments	68.1	(12.9%)	15.0	(3.5%)
Result from repurchase of financial debt	44.4	(8.4%)	88.9	(20.9%)
Others	7.3	(1.4%)	3.1	(0.7%)
Subtotal	(528.1)	100.0%	(425.5)	100.0%

Total	(981.6)	100.0%	(704.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax charge of Ps.161.8 million in the fiscal year ended December 31, 2014, compared to Ps.52.7 million credits in the same period of 2013.

Finally, our distribution activities registered a net loss of Ps.1,101.4 million for the fiscal year ended December 31, 2014, of which Ps.742.1 million are attributable to the Company’s owners, compared to a gain of Ps.163.5 million for the same period in 2013 attributable to the Company’s owners.

Oil and gas Segment

Net sales related to our oil and gas segment were Ps.356.8 million for the fiscal year ended December 31, 2014, 109.6% higher compared to Ps.170.1 million in the same period of 2013. These sales mostly corresponded to sales of gas and oil. The following table shows Petrolera Pampa’s oil and gas production under the investment agreements entered into by Petrolera Pampa for the specified periods :

	Fiscal Years Ended December 31,
	2014	2013
Oil (m3/d)
Ysur	9.3	11.2
Petrobras	3.9	4.2
YPF	2.9	0.0
Total	16.1	15.4
Gas (m3/d)
Ysur	90.7	98.1
Petrobras	365.1	275.6
YPF	355.7	-
Total	811.5	373.7
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of sales related to our oil and gas segment increased by 128.1% to Ps.201.2 million in the fiscal year ended December 31, 2014 compared to Ps.88.2 million for the same period of 2013.The following table illustrates the main components of cost of sales from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Depreciation of property, plant and equipment	80.6	40.1%	35.6	40.4%
Royalties	49.4	24.6%	24.03	27.3%
Gas production	37.6	18.7%	11.6	13.1%
Fees for third-party services	17.3	8.6%	9.1	10.3%
Labor costs	6.8	3.4%	3.9	4.4%
Others	9.4	4.6%	4.0	4.5%
Total	201.2	100.0%	88.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our oil and gas segment was Ps.155.6 million for the fiscal year ended December 31, 2014 compared to Ps.81.9 million for the same period of 2013.

Selling expenses related to our oil and gas segment increased to Ps.36.5 million for the fiscal year ended December 31, 2014 compared to Ps.8.5 million for the same period of 2013. The following table illustrates the main components of selling expenses from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2014		2013
Compensation agreements	19.3	52.9%	1.9	22.5%
Taxes, rates and contributions	13.2	36.1%	5.3	62.2%
Others	4.0	11.0%	1.3	15.4%
Total	36.5	100.0%	8.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased 172.4% to Ps.71.1 million for the fiscal year ended December 31, 2014 compared to Ps.26.1 million for the same period of 2013, principally due to higher fees for third-party services, compensation agreements with some of Petrolera Pampa’s executives and labor costs. The following table illustrates the main components of administrative expenses from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Fees for third-party services	25.7	36.2%	5.3	20.3%
Compensation agreements	25.6	36.0%	7.0	26.8%
Labor costs	13.6	19.2%	7.8	29.8%
Others	6.1	8.6%	6.1	23.2%
Total	71.1	100.0%	26.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income from our oil and gas activities registered a profit of Ps.86.9 million for the fiscal year ended December 31, 2014, 233.3% higher compared to a gain of Ps.26.1 million for the same period in 2013, mainly due to Ps.104.5 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa, which was partly offset by losses in property, plant and equipment (Ps.18.1 million) and compensation agreements (Ps.16.7 million). The following table shows the main components of our oil and gas segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Res. No, 1/13 Natural Gas Excess Injection Income	127.1	146.4%	22.6	86.4%
Decrease in property, plant and equipment	(21.8)	(25.1%)	(3.6)	(13.9%)
Compensation agreements	(16.7)	(19.2%)	0.0	-
Debit and credit tax	(12.8)	(14.8%)	(1.7)	(6.5%)
Recovery of expenses	6.5	7.5%	6.9	26.4%
Others	4.5	5.1%	2.0	7.7%
Total	86.9	100.0%	26.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our oil and gas segment amounted to Ps.134.9 million for the fiscal year ended December 31, 2014 compared to an operating gain of Ps.73.5 million for the same period of 2013, primarily explained by an increase in net sales from Petrolera Pampa in 2014 and Resolution No. 1/2013 Natural Gas Excess Injection Income.

Financial results related to our oil and gas activities represented a loss of Ps.40.7 million for the fiscal year ended December 31, 2014 compared to a loss of Ps.32.1 million for the same period of 2013, primarily due to higher losses from net financial interest (Ps.104.4 million), partially offset by higher profits from changes on the fair value of financial assets (Ps.106.2 million). The following table shows the main components of financial results from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	12.7	98.3%	2.0	97.0%
Others	0.2	1.7%	0.1	3.0%
Subtotal	12.9	100.0%	2.1	100.0%

Financial cost
Financial interest	(173.5)	98.2%	(58.5)	97.3%
Others	(3.2)	1.8%	(1.6)	2.7%
Subtotal	(176.7)	100.0%	(60.1)	100.0%

Other financial results
Changes in the fair value of financial instruments	144.3	117.3%	38.1	146.4%
Foreign exchange differences, net	(21.3)	(17.3%)	(12.1)	(46.4%)
Subtotal	123.0	100.0%	26.0	100.0%

Total	(40.7)	100.0%	(32.0)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our oil and gas segment recorded an income tax charge of Ps.10.2 million for the fiscal year ended December 31, 2014, compared to a charge of Ps.4.2 million for the same period of 2013.

Finally, our oil and gas segment registered a net profit of Ps.83.9 million for the fiscal year ended December 31, 2014, of which Ps.41.9 are attributable to the owners of the Company, compared to a net profit of Ps.37.2 million recorded in the same period of 2013, attributable to the owners of the Company.

Holding and Others Segment

Net sales related to our holding and others segment were Ps.67.2 million for the fiscal year ended December 31, 2014, 53.2% higher compared to Ps.43.9 million in the same period of 2013. These sales mostly corresponded to fees collected from companies of our other segments.

Cost of sales related to our holding and others segment increased by 136.2% to Ps.2.0 million in the fiscal year ended December 31, 2014 compared to Ps.0.8 million for the same period of 2013.The following table shows the main components of cost of sales from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2014		2013
Inventory purchases	1.2	59.8%	0.2	20.0%
Labor costs	0.5	23.2%	0.4	45.3%
Others	0.3	17.0%	0.3	34.6%
Total	2.0	100.0%	0.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was Ps.65.3 million for the fiscal year ended December 31, 2014 compared to Ps.43.0 million for the same period of 2013.

We do not record selling expenses related to our holding and others segment.

Administrative expenses increased 3.0% to Ps.81.5 million for the fiscal year ended December 31, 2014 compared to Ps.78.8 million for the same period of 2013, principally due to higher labor costs. The following table illustrates the main components of administrative expenses from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2014		2013
Labor costs	23.2	28.4%	17.8	22.8%
Taxes, rates and contributions	13.5	16.6%	18.1	23.2%
Fees for third-party services	12.3	15.1%	11.8	15.0%
Directors' and statutory auditors' fees	12.1	14.8%	12.5	16.0%
Directors' options reserve	6.7	8.2%	8.9	11.4%
Others	13.7	16.8%	9.1	11.6%
Total	81.5	100.0%	78.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses from our holding and other segment registered a profit of Ps.4.2 million for the fiscal year ended December 31, 2014, 218.3% higher compared to a gain of Ps.1.3 million for the same period in 2013. The following table shows the main components of our holding and others segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2014		2013
Dividends	3.4	82.3%	4.5	355.0%
Recovery of expenses	1.7	40.3%	3.1	241.2%
Provision for contingencies	(0.9)	(21.8%)	(0.4)	(31.3%)
Debit and credit tax	(0.9)	(21.7%)	(0.9)	(68.4%)
Provision for fiscal credits	(0.2)	(4.7%)	(2.3)	(183.9%)
Others	1.1	25.5%	(2.7)	(212.6%)
Total	4.2	100.0%	1.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating loss related to our holding and others segment amounted to Ps.13.6 million for the fiscal year ended December 31, 2014 compared to an operating loss of Ps.31.5 million for the same period of 2013.

Financial results related to our holding and others represented a profit of Ps.921.4 million for the fiscal year ended December 31, 2014 compared to a profit of Ps.329.4 million for the same period of 2013, primarily due to higher profits for changes on the fair value of financial assets (Ps.354.3 million) and net foreign exchange differences (Ps.229.4 million). The following table illustrates the main components of financial results from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2014		2013
Financial income
Financial interest	13.1	100.0%	4.5	100.0%
Subtotal	13.1	100.0%	4.5	100.0%

Financial cost
Financial interest	16.3	1,918.3%	16.5	230.6%
Fiscal interest	(13.4)	(1,575.5%)	(4.9)	(68.3%)
Others	(2.1)	(242.8%)	(4.5)	(62.3%)
Subtotal	0.8	100.0%	7.1	100.0%

Other financial results
Changes in the fair value of financial instruments	562.2	62.0%	207.9	65.4%
Foreign exchange differences, net	343.0	37.8%	113.5	35.7%
Result from repurchase of Corporate Bonds	2.7	0.3%	-	-
Others	(0.5)	(0.1%)	(3.7)	(1.2%)
Subtotal	907.5	100.0%	317.7	100.0%

Total	921.4	100.0%	329.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps.27.8 million for the fiscal year ended December 31, 2014, compared to a charge of Ps.15.7 million for the same period of 2013.

Finally, our holding and others segment registered a net profit of Ps.879.9 million for the fiscal year ended December 31, 2014, which are attributable to the owners of the Company, compared to a net profit of Ps.282.2 million recorded in the same period of 2013, attributable to the owners of the Company.

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make our last acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and PEPCA through a combination of funds from operations, and short-term borrowings, a significant part of which has already been cancelled. In 2012, we spun off EMDERSA and sold its subsidiaries other than EDELAR and EGSSA, as well as started the exchange process from CIESA notes to CIESA shares.  In March 2013, we sold our controlling interest in AESEBA and in October 2013, we sold our controlling interest in EDELAR. On November 2015, the holders of all warrants formally communicated their decision to exercise them against the payment of the exercise price. On December 2015, against the payment of US$ 103 millon, the Company issued 381,548,564 new common shares in the form of ADS. After such issuance, the Company’s current capital stock is comprised of 1,695,859,459 common shares.

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

In the Distribution segment, our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2015, 2014 and 2013. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012 Edenor decided to partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of the volume of commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of SE Resolution No. 32/2015, Edenor resumed full payment of its commercial obligations with CAMMESA, but did not cancel past commercial debt. As of the date of this annual report, Edenor’s commercial debt with CAMMESA amounts to approximately Ps. 2,714.3 million including interest. In November 2015, Edenor submitted to CAMMESA a repayment plan. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. See “Item 3. Risk Factors—Risk relating to our Distribution Business—Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier.”

Since entering into the Adjustment Agreement in February 2006, Edenor has been engaged in an RTI with the ENRE, relating to the adjustment and renegotiation of the terms of the concession. If Edenor is not able to recover all of the incremental costs contemplated in the Adjustment Agreement and all such future cost increases or there is a significant lag of time between when Edenor incurs the incremental costs and when it receives increased revenues, or if it is not successful in achieving a satisfactory re-negotiation of its tariff structure, Edenor may be unable to comply with its financial and commercial obligations, it may suffer liquidity shortfalls and it may need to restructure its debt to ease its financial condition, all of which, individually or in the aggregate, would have a material adverse effect on its business and results of operations and may cause the value of its ADSs to decline.

The Argentine Government adopted a series of measures such as the issuance of ENRE Resolution No. 347/2012, SE Resolution No. 32/2015 and the granting of certain economic assistance program (through the extensions of loans for consumption (mutumms)) to help Edenor cope with its cash needs for specific purposes. The obligations deriving from such financial assistance programs are classified in our financial statements as “other payables” and the related costs as “financial expenses”, since they result from a lack of adjustment of the electricity rate schedule, which depends exclusively on the Argentine Government and financial assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

On June 24, 2014, by Note No. 4012/2014, the SE instructed CAMMESA to enter into a loan for the consumption and assignment of secured receivables agreement with Edenor in order to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014. The agreement was guaranteed by Edenor through the assignment of future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir, or the “LVFVDs”), as a result of the application of SE Resolution No. 250/2013.

As of December 31, 2014, Edenor’s debt related to this financing amounted to Ps. 298 million (comprised of Ps.280.6 million in principal and Ps. 17.4 million in accrued interest).

In September 2014, the SE, through Resolution No. 65/2014, instructed CAMMESA to enter into a loan and guarantee assignment agreement with Edenor in order to provide the necessary financing to cover the Extraordinary Investment Plan approved by the SE as a consequence of a temporary insufficiency of funds received through SE Resolution No. 347/2012. During 2015, after several amendments, such loan agreement reached Ps. 2,913 million for the entire plan.

SE Resolution No. 32/2015 resolved that LVFVDs be issued in our favor for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for which payment Edenor received this loan;(mutuumm); allowing any amounts discussed thereunder to be offset with outstanding balances of LVFVDs. The LVFVDs were issued on July 16, 2015 to offset the debt under the loan for consumption (mutuum) and assignment of secured receivables agreement entered into to pay for the higher salaries cost.

As of December 31, 2015, the total debt under these loans (mutumms agreements) amounted to Ps. 1,099.8 million, comprised of Ps. 923.6 million in principal for the actual disbursements, and Ps. 176.2 million in accrued interest.

These loans were discontinued as from February 1, 2016 under the terms of ME&M Resolution No. 7/2016.

Edenor’s principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. Edenor is subject to limitations on its ability to incur new debt under the terms of our debt instruments so the company cannot assure that it will be able to obtain additional financing on acceptable terms.

Although the ENRE is expected to take all necessary action to conclude the RTI process by December 31, 2016, the outcome of such process is uncertain. Thus, if in the future: (i) the new electricity rate schedules are not issued pursuant to the RTI by the ENRE; (ii) Edenor is not granted any other recognition of additional revenue or any other mechanism to compensate for cost increases, and/or; (iii) Edenor does not obtain from the Argentine government any other financing to cover cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to pursue measures similar to those applied in the past in order to preserve cash and enhance its liquidity.

See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Distribution Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

In the oil and gas segment, our financial condition and liquidity is and will continue to be influenced by a variety of factors, including: (i) our ability to generate cash flows from our operations; (ii) our capital expenditure requirements; (iii) the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and (iv) changes in exchange rates that impact our generation of cash flows when measured in U.S. Dollars.

Petrolera Pampa's principal sources of liquidity have historically been contributed by shareholder equity, debt financings and cash generated by its operations. As of the date of this annual report, Petrolera Pampa is focused on the development of proved gas reserves, while continuing to identify, evaluate and invest in other opportunities in the Argentine oil and gas sector.

Petrolera Pampa believes that its current operations and 2016 capital expenditures program can be funded from cash flows from existing operations, cash on hand and by refinancing its debt securities that mature in 2016.  Should Petrolera Pampa's operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, it would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets or a debt or equity issuance, among others.

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

Our total non-current trade receivables amounted to Ps. 888.7 million as of December 31, 2015.   “See Item 4. – The Argentine Electricity Sector - Regulatory and Legal Framework—FONINVEMEM  - WEM Supply Agreements under SE Resolution No. 724/2008 - Price Scheme – 2008-2011 Agreement.”

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

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	At December 31,
	2015	2014	2013
	(in millions of pesos)
Cash at the beginning of the year	335.2	341.7	167.8
Net cash generated by operating activities	4,580.7	2,574.2	1,656.2
Net cash used in investing activities	(7,114.5)	(2,472.1)	(1,456.6)
Net cash generated by (used in) financing activities	2,637.4	(147.7)	(76.9)
Foreing currency exchange difference generated by cash and cash equivalent	77.8	39.1	51.2
Cash and cash equivalent at the end of the year	516.6	335.2	341.7

Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 4,580.7 million for the year ended December 31, 2015, attributable principally to net income adjustements of Ps. 2,226 million for changes in the fair value of financial instruments, Ps. 551.5 million for Higher Costs Recognition  associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE, Ps. 495.5 million for income recognition on account of the RTI associated with SE Resolution No. 32/2015 in our distribution segment and Ps. 215.4 million from the cancellation of debts with arbitration rights, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 720.7 million for depreciation and amortization of assets, Ps. 566.2 million for foreign currency exchange difference and Ps. 859.6 million for interest accruals

Changes in operating assets and liabilities amounted to Ps. 796.9 million for the year ended December 31, 2015. These changes in operating assets and liabilities were primarily due to a Ps. 1,189.6 million increase in proceeds from account payables and loans with CAMMESA, Ps. 1,061.4 million increase in trade and other payables and Ps. 185.2 for proceeds from derivative financial instruments, which were partially offset by Ps. 1,712.3 million increase in trade and other receivables. Edenor understands the debt with CAMMESA as a type of assistance program to cope with Edenor’s need of cash for specific purposes. All these supplementary measures were used by the Argentine Government so as to avoid increasing the tariffs.

Net cash generated by operating activities amounted to Ps. 2,574.2 million for the year ended December 31, 2014, attributable principally to net income adjustements of Ps. 907.9 million for changes in the fair value of financial instruments, Ps. 2,271.9 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE in our distribution segment, Ps. 223.3 million for results from measurement at present value  and Ps. 47.1 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 467.2 million for depreciation and amortization of assets, Ps. 761.3 million for foreign currency exchange difference and Ps. 596.7 million for interest accruals

Changes in operating assets and liabilities amounted to Ps. 3,407.6 million for the year ended December 31, 2014. These changes in operating assets and liabilities were primarily due to a Ps. 3,455.5 million increase in proceeds from accounts payable and loans (mutuum) with CAMMESA and Ps. 482.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 753.8 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 1,656.2 million for the year ended December 31, 2013, attributable principally to net income adjustements of Ps. 295.9 million for changes in the fair value of financial instruments, Ps. 2,933.1 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE in our distribution segment, and Ps. 88.9 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 374.8 million for depreciation and amortization of assets, Ps. 744.2 million for foreign currency exchange difference, Ps. 447.6 million for interest accruals, Ps. 199.1 for discontinued operations at our distribution segment, and Ps. 155.9 million for results from measurement at present value.

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

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 7,114.5 million for the year ended December 31, 2015, principally due to Ps. 4,797.9 million in capital expenditures, Ps. 3,506.2 million paid for the purchases of financial assets at fair value and Ps. 1,390.9 million in the purchase and redemption of securities issued by investments funds. These uses of cash and cash equivalent were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 2,263.9 million of proceeds from the sale of financial assets at fair value and Ps. 293.4 million in proceeds from deposits in guarantee.

Net cash used in investing activities amounted to Ps. 2,472.1 million for the year ended December 31, 2014, principally due to Ps. 2,331.1 million in capital expenditures, Ps. 1,055.5 million paid for the purchases of financial assets at fair value and Ps. 276.6 million in constitution of deposits in guarantee. These uses of cash and cash equivalent were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 1,258.2 million of proceeds from the sale of financial assets at fair value.

Net cash used in investing activities amounted to Ps. 1,456.6 million for the year ended December 31, 2013, principally due to Ps. 1,050.3 million in capital expenditures, Ps. 353.5 million paid for the purchases of financial assets at fair value, Ps. 282.2 million in subscription and rescue of investments funds, net, and Ps. 124.2 million in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalent were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 279.1 million of proceeds from the sale of financial assets at fair value.

Net cash generated by (used in) financing activities

Net cash generated by our financing activities amounted to Ps. 2,637.4 million for the year ended December 31, 2015, principally due to Ps. 4,793.3 million generated by borrowings at our different segments and Ps. 998.8 million of capital contributions that we received. These uses of cash and cash equivalents were partially offset by payments of Ps. 3,013 made in connection with bank and financial borrowings (including principal and interest) by all of our segments.

Net cash used in our financing activities amounted to Ps. 147.7 million for the year ended December 31, 2014, principally due to payments of Ps. 2,821.4 made in connection with bank and financial borrowings (including principal and interest) by all of our segments. These uses of cash and cash equivalents were partially offset by Ps. 2,519.4 million of net cash and cash equivalent generated by borrowings at our different segments.

Net cash used in our financing activities amounted to Ps. 76.9 million for the year ended December 31, 2013, principally due to payments of Ps. 779.6 made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These uses of cash and cash equivalents were partially offset by Ps. 656.5 million of net cash and cash equivalent generated by borrowings at our different segments and Ps. 25.4 million generated in connection with discontinued operations at our distribution segment.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2015 and 2014:

	At December 31,
	2015		2014
	(in millions of pesos)
Generation	Ps.	1,515.6	Ps.	387.0
Distribution		2,518.2		1,701.8
Oil and gas		2,213.6		618.8
Holding and others		0.5		1.6
	Ps.	6,247.9	Ps.	2,709.2

In 2015, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 1,433.6 million) and materials and spare parts (Ps. 73.6 million). In our distribution segment, we invested Ps. 2,518.2 million, a substantial portion of which was used to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels. Our capital expenditures in our oil and gas segment increased in line with the execution of Petrolera Pampa’s investment commitments under the YPF Agreement.

In 2014, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 330.1 million), materials and spare parts (Ps. 30.1 million) and generation equipment and machinery (Ps. 9.0 million). In our distribution segment, we invested Ps. 1,701.8 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. In October 2015, Edenor decided to acquire real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases in rent, for a total amount of Ps.439.2 million, which was fully paid, as of December 31, 2015. Our capital expenditures in our oil and gas segment increased in line with the execution of Petrolera Pampa’s investment commitments under the YPF Agreement.

In our generation segment we currently expect our capital expenditures to remain high in 2016, principally in connection with the completion of Loma de la Lata’s 2014 Expansion Project and the major maintenance works in one CPB’s units (unit 30). In our oil and gas segment, for the year 2016 Petrolera Pampa expects to continue with the development plan with YPF in the Rincón del Mangrullo Area, and to complete the installation of a new treatment plant and compression infrastructure in order to increase production. We expect to cover such capital expenditures mainly with cash flows from operations, cash on hand, short- and long-term borrowings and financing extended by CAMMESA.

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

Our total consolidated financial debt as of December 31, 2015 was Ps. 7,992.4 million, of which 83.6% was long-term debt.  Approximately 39.1% of our consolidated debt outstanding at December 31, 2015 was denominated in U.S. Dollars.  The amount of our total consolidates financial debt does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies.

Under the terms of their respective outstanding debt, our group companies are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2015, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

On March 21, 2011, Piedra Buena entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of Piedra Buena, for a total amount of Ps. 56.8 million, in accordance to SE Resolution No. 146/2002 and Notes No.6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June 2011. Installments have been paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the SE.

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

As of May 2011, Piedra Buena finished the works undertaken and, as from July 2011, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by Piedra Buena, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. During fiscal year ended December 31, 2013, Piedra Buena has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement. The penalties imposed on Piedra Buena during the fiscal year ended December 31, 2014 and 2015 amounted to Ps. 4.7 and Ps. 4.7 million, respectively.

On January 27, 2012, Piedra Buena executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to Ps. 69.6 million. As of December 31, 2015, the loan was totally cancelled.

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

On April 8, 2014, Piedra Buena executed a new loan agreement with CAMMESA for an amount equal to the peso-equivalent of U.S.$82.6 million plus the associated taxes. This loan is to be paid in 48 equal installments with a grace period of, the first to occur between, 12 months as from the first disbursement of the loan or 24 months as from the subscription of the loan. As long as Piedra Buena’s availability is higher than 80% (summer) or 83% (winter), Piedra Buena’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014) and 50% of the Debt Payment Cash Flow (as defined in such agreement). If Piedra Buena’s availability is below the abovementioned percentages, Piedra Buena shall pay the applicable installment on the applicable payment date.

On May 18, 2015, under the above mentioned loan, CPB requested an additional U.S.$7.2 million plus VAT, which was granted by CAMMESA to continue the maintenance works.

In order to guarantee the due performance of the obligations taken by Piedra Buena under this agreement, Piedra Buena assigned and transferred to CAMMESA 100% of its current and future receivables, except for the ones already assigned to other projects or agreements, both accrued and to be accrued, excluding those receivables already assigned.

As of the date of this annual report, Piedra Buena received from CAMMESA Ps. 803.0 million of which Ps. 191.5 million were paid with Additional Maintenance Remuneration.

Güemes

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013 (the “2013 Bonds”), having obtained an 88.7% acceptance rate on the total debt subject to restructuring. Said restructuring consisted of exchanging the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of U.S.$ 22 million at a 10.5% rate, which are payable on March 11 and September 11 of each year and mature in September 2017 (the “2017 Bonds”). In June and July 2009, CTG repurchased under successive transactions at market prices its 2017 Bonds for a total of U.S.$ 18.2 million (nominal value). During June and July 2009 and January, Mach and May 2011, CTG repurchased under successive transactions and at market prices its 2017 Bonds for a nominal value of, approximately, U.S.$ 18 million and U.S.$ 0.8 million respectively. During March 2013, CTG cancelled all of its 2013 Bonds.  As of December 31, 2015, CTG held all the repurchased 2017 Bonds in its portfolio and the outstanding 2017 Bonds total a nominal value of U.S.$ 3.1million.

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

On January 3, 2014 the board of directors approved the terms and conditions of the Class 5 Notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2014, Güemes issued class 5 notes for an amount of Ps. 60.127.495 million at an interest rate equal to the private Badlar rate plus of 5%. The terms and conditions of Class 5 Notes permitted settlement of the same with Notes of Class 3 and/or 4. As a result of this issuance, Ps. 19,092,025 were settled in Class 4 and Ps. 1,835,470 were settled in Class 3, and those Notes are held in CTG’s portfolio.  Also, on January 27, 2014, the board of directors approved the terms and conditions of the Class 6 Notes to be issued under the Güemes Corporate Bonds Program, and on March 6, 2015, Güemes issued Class 6 Notes for an amount of Ps 91.0 million at an interest rate equal to (i) for the first nine months 28% and (ii) from month tenth to eighteenth private Badlar rate plus 5%.  The final maturity date of the Class 5 and Class 6 Notes is September 6, 2016, respectively. In all cases interest under the Notes is payable on a quarterly basis.

On May 18, 2015, CTG entered into a loan agreement with CAMMESA to finance TV11 unit's maintenance in a Peso-denominated amount equivalent to U.S.$ 10.3 million plus VAT and nationalization costs. This financing is schedule to be repaid in 36 monthly and consecutive installments, with the application of the average yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the date of the economic transaction corresponding to the month following the completion of the works with the possibility of extending this period to 12 months in the case that the remuneration payable for the maintenance of such unit (the “Maintenance Remuneration”) accrued in that period is not sufficient to repay the funding. The Maintenance Remuneration will be allocated to the payment of the granted financing. In the case that it is necessary to use the additional period of twelve months mentioned above, in addition to applying the Maintenance Remuneration for cancellation of the installment should be applied Additional Remuneration Direct accrued by CTG in the relevant month.

As of the date of this annual report, CTG had received partial advances in the amount of Ps. 8 million, which are disclosed under trade and other receivables, net of the Maintenance Remuneration.

Loma de la Lata

On December 28, 2009, the shareholders of Loma de la Lata approved the creation of a medium-term note program not to exceed the amount of U.S. $ 50 million.  The terms of any debt under this program were determined by Loma de la Lata’s board of directors at the time that such debt were to be issued.  In addition, the shareholders approved, under a shareholders meeting held on November 17, 2011, the increase of the amount of the program from U.S.$ 50 million to U.S.$ 350 million. The program was approved by the CNV on March 21, 2012.  On September 8 and 18, 2014, the board of directors approved the terms and conditions of the Class 1, 2, 3 and 4 notes to be issued under the Loma de la Lata medium-term note program, and on October 30, 2014, Loma de la Lata declared Class 1 deserte, issued Class 2 notes for an amount of Ps 96.4 million at an interest rate equal to the private Badlar rate plus 4% maturing on April 30, 2016, the Class 3 notes for an amount of Ps. 50.8 at an interest rate equal to the private Badlar rate plus 5% to be paid in three installments, maturing on April 30, 2017 and Class 4 notes for an amount of U.S.$ 29.9 at a fix rate of 6.25% maturing on October 31, 2016.

On November 11, 2014, Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A. and Citibank N.A. granted a financing to Loma de la Lata for up to an amount of Ps. 450 million to be paid in eight quarterly, equal and consecutive installments of 11% of the outstanding principal amount of the loan and a ninth installment of 12%.  Interest will accrue at an interest rate equal to the fixed private Badlar rate plus 5.75% and will be paid quarterly.  The Company granted a guarantee to secure the obligations of Loma de la Lata under the loan and Loma de la Lata issued several promissory notes. As of the date of this annual report, the loan was totally cancelled.

On December 1, 2014, Loma de la Lata entered into a Loan and Receivables Assignment Agreement with CAMMESA for the financing of the 2014 Expansion Project with an investment estimated at Ps. 930 million.

The main characteristics of this financing are described below:

i)           Amount: up to the amount of the receivables accrued until December 31, 2015;

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

On March 5, 2015, CAMMESA granted Loma de la Lata a loan up to the amount of U.S.$11,799,879 plus VAT and Ps. 7,217,000 plus VAT, to conduct major maintenance works at Loma de la Lata’s plant. The financing will (i) be disbursed in different installments according to a work plan, (ii) paid in 36 equal and consecutive installments (with the possibility to extend the maturity up to 12 months) the first of them maturing one month after the end of the works and the availability of the unit LDLTAG02, (iii) bear interest at a variable rate, and (iv) be secured with the assignment and transferr to CAMMESA of 100% of its current and future receivables derived from the Remuneración Adicional Directa a Generadores and from the Remuneración de los Mantenimientos no Recurrentes, (except for the ones already assigned to other projects or agreements), both accrued and to be accrued, excluding those receivables already assigned. After the end of the works, Loma de la Lata ir required to have an availability of 90%. If Loma de la Lata fails to accomplish the required availability, it shall pay the whole applicable installment on the stipulated maturity date.

After unit LDLATG02's maintenance was completed, the unit became operative on December 21, 2014.

Loma de la Lata later requested the execution of an Addendum to the Loan Agreement to conduct the maintenance of unit LDLATG03. On August 20, 2015, Addendum I to this Agreement was executed, which extended the financing to an amount equivalent in Pesos to U.S.$ 4.8 million and Ps. 18.2 million, in both cases plus VAT, nationalization and logistics costs. Maintenance of unit LDLATG03 finished on June 1, 2015, as from which date the unit became operative again.

Based on the modifications introduced to Addendum I, Loma de la Lata guarantees a minimum of 80% availability from both units until the total repayment of the Financing. If the availability commitment is not met in a certain month, the repayment of the installment will not be limited to the Maintenance Remuneration amount and, if applicable, the difference between it and the Direct Additional Remuneration, and the whole installment will be payable.

Later, an extension of the loan was requested in order to include the execution of unit LDLATG01's overhaul, upgrade and refurbishment in the amount of U.S.$ 13 million and Ps. 17.8 million , in both cases plus VAT, nationalization and logistics costs,  and withholdings to be imposed on foreign contractors. The extension was approved pursuant to SSETT y DEE Note No. 52/16. However, as of the date of this annual report, the applicable Addendum has not yet been entered into.

As of the date of this annual report, Loma de la Lata had received partial advances in the amount of Ps. 191.7 million, which are disclosed under “Loans”, net of the Maintenance Remuneration collected by Loma de la Lata.

On March 18, 2015, the shareholders of Loma de la Lata approved the creation of a new medium-term note program not to exceed the amount of U.S. $ 350 million.  The terms of any debt under this program will be determined by Loma de la Lata’s board of directors at the time that such debt is issued.  The program was approved by the CNV on July 2, 2015.  On April 13, 2015, May 22, 2015, August 20, 2015 and October 6, 2015, the board of directors approved the terms and conditions of the Class A, B, C, D and E notes, respectively, to be issued under the Loma de la Lata medium-term note program. On August 6, 2015, the Class C Notes were issued for an amount of Ps. 257,954,545 at a fixed interest rate equal 27.75% maturing on May 6, 2017. On October 5, 2015, the Class A Notes were issued for an amount of Ps. 282,441,000 at an interest rate equal to Badlar maturing on October 5, 2018. On November 13, 2015, the Class E Notes were issued for an amount of Ps. 575,160,000 at an interest rate equal to Badlar maturing on November 13, 2020.

As of the date of this annual report, no Classes B or D Notes have been issued.

Transmission

Transener

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

In September 2015, Transener and Transba executed with the ENRE and the SE the Amendment to the Renewal Agreement, setting forth the 2015 year financial - economic projection and investment plan in the amount of Ps. 431.9 million and Ps. 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the Amendment to the Renewal Agreement, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 508,9 million and Ps. 317,6 million, respectively, corresponding to (a) receivables acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and (b) the additional investments required pursuant to the Amendment to the Renewal Agreement.

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

The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011. As of December 31, 2015, the outstanding amount of Senior Notes due 2022 was U.S.$ 176.4 million. Edenor repurchased and cancelled U.S.$ 123.6 million during 2014, of which, U.S.$ 68 million were repurchased by the Aeseba Sale Trust during 2014.

On October 18, 2010, Edenor cancelled Senior Notes due 2017 with a nominal value of U.S. $65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, Edenor cancelled Senior Notes due 2017 for a face value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding.

On February 2, 2016, Edenor repurchased the Senior Notes due 2022 at market prices for a nominal value of US$ 0.3 million.

Oil and Gas

Petrolera Pampa

Short-term Corporate Bonds (VCPs)

On July 27, 2011, the creation of a global short-term debt securities program for a maximum amount of Ps. 200 million, or its equivalent in other currencies, was approved at Petrolera Pampa’s extraordinary general meeting of shareholders.  Under this program, Petrolera Pampa may issue short-term corporate bonds (in the form of simple, non-convertible bonds), promissory notes or VCPs with common, special and/or floating security and/or any other guarantee (including, but not limited to, third-party guarantees), whether subordinated or not. On July 2, 2015, the maximum amount of this debt securities program was increased to U.S.$70.0 million.

During the period from 2011 through 2015, Petrolera Pampa issued series 1, 2, 3, 4, 5, 6, 7, 8, 9, 11, 12 and 14 under the VCPs program.  Below we summarize the main terms and conditions of the series that remain outstanding.

VCP 14

On April 20, 2016, Petrolera Pampa issued Ps. 295.7 million of its senior unsecured notes due 360 days after the issuance date, at a rate equal to the private BADLAR plus 5.90% (paid quarterly).

VCP 14 may be redeemed at Petrolera Pampa’s option at any moment beginning 90 days prior to final maturity.

At Petrolera Pampa shareholders’ meeting held on January 14, 2016, a new global short-term debt securities program for a maximum amount of U.S.$100.0 million, or its equivalent in other currencies, was approved.  Under this program Petrolera Pampa may issue short-term corporate bonds (in the form of simple, non-convertible bonds), promissory notes or VCPs with common, special and/or floating security and/or any other guarantee (including, but not limited to, third-party guarantees), whether subordinated or not.  As of the date of this annual report, CNV authorization of this program is pending.

Corporate Bonds (ONs)

On March 19 and May, 10, 2013, a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to U.S.$100.0 million, or its equivalent in other currencies (the “Petrolera Pampa Corporate Bonds Program”), was approved at Petrolera Pampa’s extraordinary general meeting of shareholders.  Petrolera Pampa’s shareholders also vested Petrolera Pampa’s board of directors with the power to establish the terms of any debt issuance under the Petrolera Pampa Corporate Bonds Program and determine the time of any such issuance.  Accordingly, on March 21, 2013, Petrolera Pampa’s board of directors approved the terms and conditions of the Petrolera Pampa Corporate Bonds Program.  In 2015, the maximum issuance amount of such Corporate Bonds Program was increased twice, from U.S.$. 100.0 million to U.S.$125.0 million, as approved by the CNV on January 29, 2015, and from U.S.$125.0 million to U.S.$250.0 million, as approved by the CNV on July 2, 2015.  In 2016, the maximum amount of the Petrolera Pampa Corporate Bonds Program was increased again from U.S.$250.0 million to U.S.$500.0 million. As of the date of this annual report, CNV authorization of this program is pending.

From 2013 through 2016 series 1, 2, 4, 5, 6 and 7 have been issued under the Petrolera Pampa Corporate Bonds Program. We summarize below the main terms and conditions of the series that remain outstanding.

Outstanding Series under the Petrolera Pampa Corporate Bonds Program

On May 6, 2013, Petrolera Pampa’s board of directors approved the terms and conditions of series 1 under the Petrolera Pampa Corporate Bonds Program.  On June 26, 2013, Petrolera Pampa issued Ps 254.8 million of series 1 bonds at a variable interest rate equal to the Badlar rate plus 3% and a maturity of 36 months.  Series 1 bonds may be redeemed by Petrolera Pampa at any time beginning 18 months prior to the maturity date.

On December 18, 2013 and March 31, 2014, Petrolera Pampa’s board of directors approved the terms and conditions of series 2 and 3, respectively, under the Petrolera Pampa Corporate Bonds Program.  On June 6, 2014, Petrolera Pampa issued Ps. 525.4 million of series 2 bonds at a variable interest rate equal to the Badlar rate and a maturity of 36 months.  The series 3 bonds were not issued. Series 2 bonds may be redeemed by Petrolera Pampa at any time beginning 18 months prior to final maturity.

On January 28, 2015, Petrolera Pampa’s board of directors approved the terms and conditions of series 4 and 5 bonds under the Petrolera Pampa Corporate Bonds Program.  On February 26, 2015, Petrolera Pampa issued (i) Ps. 51.0 million of series 4 bonds at an interest rate equal to (i) 27.48% for the first nine months, and (ii) thereafter, the Badlar rate plus 5%, and a maturity of 18 months, and (ii) U.S.$18.5 million of series 5 bonds at an interest rate equal to 5% and a maturity of 21 months.  Series 4 and 5 bonds may be redeemed by Petrolera Pampa at any time beginning three months prior to the maturity date.

On March 18, 2015, Petrolera Pampa’s board of directors approved the terms and conditions of series 6 bonds under the Petrolera Pampa Corporate Bonds Program. On April 30, 2015, Petrolera Pampa issued Ps. 49.9 million of series 6 bonds at an interest rate equal to (i) 27.25% for the first nine months and (ii) thereafter, the Badlar rate plus 4.5%, and a maturity of 18 months.  Series 6 bonds may be redeemed by Petrolera Pampa at any time beginning three months prior to the maturity date.

On November 6, 2015, Petrolera Pampa’s board of directors approved the terms and conditions of the series 7 bonds under the Petrolera Pampa Corporate Bonds Program.  On February 3, 2016, Petrolera Pampa issued Ps. 309.8 million of series 7 bonds at a variable interest rate equal to the Badlar rate plus 5%, and a maturity of 18 months.  Series 7 bonds may be redeemed by Petrolera Pampa at any time beginning 45 days after the date of issuance.

All outstanding series under the Petrolera Pampa Corporate Bonds Program have common guarantees and an indebtedness covenant which restricts Petrolera Pampa from incurring new indebtedness unless Petrolera Pampa’s net debt to Ebitda ratio is below 4.25.

Syndicated Loans

On July 27, 2015, Petrolera Pampa entered into a syndicated loan agreement for Ps. 765 million with a syndicate composed of Banco Hipotecario, BACS Banco de Crédito y Securitización, ICBC Argentina and Citibank Argentina. The main terms and conditions of such syndicated loan are as follows:

•Amortization: ten quarterly and consecutive installments, with a 15-month grace period from the date of disbursement.  The first two installments will each be 5.25% of the principal, the third will be 7.5%, the fourth will be 11.5% plus the balance, of 11.75% of the principal; and

•Interest rate: Badcor plus 5.75% on an amount of Ps. 615 million, and a 30% fixed rate on an amount of Ps. 150 million, in both cases, payable quarterly.

Promissory notes were issued to each of the lenders in the proportion of their share in the borrowing to guarantee the outstanding principal and interest amounts under the loan.

The syndicated loan agreement contains customary covenants, which include, among others, limitations on the incurrence of debt, the incurrence of liens, asset sales, transactions with affiliates, engaging in certain businesses, and merger or consolidation and payment restrictions (including restrictions on our ability to pay dividends). As of the date of this annual report, Petrolera Pampa was in compliance with such covenants.

On March 28, 2016, the Company and the banks of the syndicated loan described above, entered into a waiver and prepayment agreement, pursuant to which Petrolera Pampa, prepaid Ps.465 million of said loan. As of the date of this annual report the outstading principal amount due thereunder is Ps. 300million.

On March 3, 2016, the Company executed a loan agreement with Banco de Galicia y Buenos Aires S.A. The principal amount of the loan is Ps. 100 million. The loan accrues interest at a fixed rate of 32% and is payable on a montlhy basis.

On March 30, 2016, the Company executed a loan agreement with Industrial and Commercial Bank of China (Argentina) S.A., pursuant to Communications “A” 5380, as amended by Communication “A” 5896 issued by the Central Bank. The principal amount of the loan is Ps. 300 million. The loan accrues interest for the first twelve moths at a fixed rate of 33%, and for the last twenty-four months, at Badlar plus 5.75%. In both cases, interest will be payable on a quarterly basis.

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

On, October 6, 2015, pursuant to the occurrence of certain events relating to an increase in TGS’s tariff described above, that was a condition under a loan granted from TGS to the Company for U.S.$. 26 million, the Company assigned to TGS, all its rights and obligations under the ICSID Claim to cancel the amounts owed under the loan.

Contractual Obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2015 and the period in which the contractual obligations come due.  Peso amounts have been translated from Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2015 of Ps. 13.04 to U. S$. 1.00.

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Until
Payments Obligations
Debt obligations and commercial debt obligations (1)	10.753,7	2.203,6	2.220,1	3.794,6	2.535,4
Capital Expenditures (2)	4.246,8	3.311,1	476,3	149,3	310,2
Royalty payments (3)	391,5	25,1	52,3	52,4	261,7
Operating leases(4)	78,3	47,9	30,1	0,3	-
	15.470,3	5.587,7	2.778,8	3.996,5	3.107,3
	-	-
Purchase Obligations
Natural gas purchase agreements for electricity generation (5)	1.393,2	1.393,2	-	-	-	2016
Natural gas transportation agreement (6)	99,0	4,0	7,9	7,9	79,2	2046
	1.492,2	1.397,1	7,9	7,9	79,2

Other
Accrued fines and penalties (7)	1.253,1	116,7	1.136,4	-	-
Total	18.215,6	7.101,5	3.923,2	4.004,5	3.186,5

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

(3)     Based on estimated payments included in our annual budget; royalty payments beyond 2017 are calculated based on average hydraulicity.

(4)     Represents our minimum required lease payments.

(5)     Based on the estimated average price of Ps. 1739.72 per Dam3.

(6)     Based on the estimated average price of Ps. 16.65 per Dam3.

(7)    See “Our Distribution Business - Empresa Distribuidora y Comercializadora Norte (Edenor) - Fines and penalties.”

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Sales Obligations
Electric Power (1)	2,508.9	1,960.1	548.7
Total	2,508.9	1,960.1	548.7	-	-

(1)                 Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2015 and may not reflect actual future prices of these commodities. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

(2)                 Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Item 6.  Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and equal or less number of alternate directors subject to the Annual Shareholders’ Meeting decision. Five of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. Four of our alternate directors are independent. The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year). Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

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

Duties and Liabilities of Directors

Pursuant to section 59 of the Ley General de Sociedades No. 19,550 (Argentine Business Companies Law, or “BCL”), directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person.  Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL.  The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests.  A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, five of whom have terms that expired in December 2016, while five have terms that will expire in December 2017 and the remaining ten have terms that will expire in December 2018. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.  There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Executive Director	52
Gustavo Mariani	Chairman, Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business	45
Ricardo Alejandro Torres	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer and Chief of Distribution	58
Damián Miguel Mindlin	Chief Investment Portfolio Manager	50
Horacio Turri	Oil & Gas Director	55
Gabriel Cohen	Corporate Financing Director	51
Orlando Escudero	Operations and Maintenance Co-Director	58
Ruben Turienzo	Commercial Director	51
Mario Ricardo Cebreiro	Human Recourses Director and Operations and Maintenance Co-Director	63
Gerardo Paz	Legal Director	47
Mauricio Penta	Administration, Tax, Accounting, Managerial Control, Purchasing and Insurance Director	39

The business address of each of our current directors and executive officers is Ortiz de Ocampo 3302, Building #4, City of Buenos Aires, Argentina (C1425DSR).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of our board of directors since November 2005 and elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, Compañía de Inversiones S.A., Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Grupo Mtres S.A., Dolphin Inversora S.A., IEASA, EASA, Transba, Edenor, Energía Distribuida S.A., PEPCA, Grupo Dolphin S.A. Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa F&F LLC, Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, CIESA, Sitios Argentinos S.A. and TGS and as alternate liquidator of CAM Gerenciadora S.A. (en liquidación).  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

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

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been a member of our board of directors since 2006.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., EASA, IEASA, HINISA, HIDISA, Transelec, Loma de la Lata, Güemes, Diamante, Nihuiles, Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma la Lata S.A., PEPCA, Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Consultores Fund Management, Sitios Argentinos S.A., Pampa Comercializadora S.A. and Mindlin Warrants S.A.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Additionally, he currently serves as director of Edenor (alternate director), Grupo Dolphin S.A., Dolphin Finance S.A., EASA, IEASA, HINISA, HIDISA, Transelec, Pampa Participaciones S.A.,  Güemes, Diamante, Nihuiles, Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones, Bodega Loma la Lata S.A., PEPCA (alternate director), Citelec (alternate director), Grupo Dolphin Holding S.A., ARPHC S.A., Estancia María S.A., Pampa Comercializadora S.A., Consultores Fund Management, Grupo Mtres S.A., Pampa F&F and DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A. and Sitios Argentinos S.A. and as Liquidator of CAM Gerenciadora S.A. (en liquidación).

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

Clarisa Lifsic was born on July 28, 1962.  On April 29, 2016 she joined the Company as a member of the board of directors.  Mrs. Lifstic is presently Secretary of State in the Ministry of Communication. She is also Director of Axis Investment and Director and Co-founder of Fondo de Inversion en Tierras SA. She was formerly Chairman of the Board and CEO of Banco Hipotecario from 2003 to 2009. Prior to that, she was Director of the Board of Cresud, Dolphin Fund Plc and Cactus Argentina, among others. Mrs. Lifstic holds a Bachelor in Economics from the University of Buenos Aires, where she graduated with honors and a Master of Science in Management from the Massachusetts Institute of Technology (Summa Cum Laude).

Santiago Alberdi was born on April 6, 1983.  On April 29, 2016 joined the Company as a member of the board of directors. Previously to joining the Company he worked at the Instituto de Juegos de Apuestas de la Ciudad autónoma de Buenos Aires. Mr. Alberdi holds a lawyer degree from the Universidad de Buenos Aires.

Julio Suaya Demaría was born on November 29, 1974. On April 29, 2016 joined the Company as a member of the board of directors. Currently Mr. Suaya Demaría has a main role as a Manager for an International Turism company. In the past he has developed his professional skills with critical leadership roles in various business units in companies from diverse industries such a Telefonica de Argentina, Cohen Sociedad de Bolsa and MP&M Comunicacion among others. Mr. Suaya Demaría has a degree in Business Administration from the Universidad Católica Argentina.

Javier Campos Malbrán was born on June 27, 1958.  On April 29, 2016 he joined the Company as a member of the board of directors.  Mr. Campos Malbrán is an experienced entrepreneur and an investor in different areas. He is Founder and CEO at Casa Cor events Brasil’s,  #1 Expo of Architecture & Design from1987 to 2004 and President of its Spain/Portugal Branch from 1992 to 2010.  He is currently Owner and CEO of 107.9 FM Station in Buenos Aires and President and Founder of La Colina Golf & Polo real state project in Opendoor Bs. As.

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

Brian Henderson was born on September 23, 1945. Mr. Henderson is a technical advisor of Grupo Dolphin S.A.  Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vicepresident of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr Henderson served as vicepresident and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is the 2nd Vicepresident of Transba.  He is also director of Güemes, Citelec, HINISA(alternate director), HIDISA(alternate director), Diamante (alternate director), Nihuiles (alternate director), Pampa Participaciones II S.A. (alternate director), Transelec (alternate director), Transener (alternate director), Energía Distribuída S.A. (alternate director), Transba, Bodega Loma la Lata S.A. (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution.  He currently serves as alternate director for Edenor, CIESA and TGS.

Gerardo Carlos Paz was born on October 24, 1968. Mr Paz holds a law degree from the Universidad Nacional de Córdoba and a Masters in Business Law form the Escuela Superior de Economía y Adminsitración de Empresas.  He currently serves as alternate auditor for CAMMESA, director of Termoeléctrica San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., and alternate director of EASA, Edenor, HIDISA, HINISA, Pampa Comercializadora S.A., Petrolera Pampa and Güemes.

José María Tenaillón was born on October 23, 1979.  On April 29, 2016 he joined the Company as an alternate member of the board of directors.  Mr. Tenaillon worked in Severgnini, RObiola Grinberg y Larrechea from 1998 to 2000, in Liendo & Castiñeyras from 2000 to 2005, in the CNV during 2005 and 2006, in Zang, Bergel & Viñes during 2006 and 2007, in Marval, O Farrell y Mairal from 2007 to 2010. Since 2010, Mr. Tenaillon works in Fondo de Garantía de Sustentabilidad. Mr. Tenaillon holds a lawyer degree from the Universidad de Buenos Aires.

Juan Francisco Gómez was born on March 17, 1988.  On April 29, 2016 he joined the Company as an alternate member of the board of directors.  Mr. Gómez works at Fondo de Garantía de Sustentabilidad since 2010.  Mr. Gómez holds a degree in Economics from the Universidad de Buenos Aires and a master’s degree (thesis pending) in Economics from Universidad de Buenos Aires.

Mariano González Alzaga was born on December 21, 1975.  On April 29, 2016 he joined the Company as an alternate member of the board of directors.  Mr. Gonzalez Alzaga worked at Edesur S.A. from 1998 to 2000. Mr. Gonzalez Alzaga holds a degree in business administration from the Universidad Torcuato Di Tella.

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

Mauricio Penta was born on July 23, 1976. Mr. Penta has worked in the Company since 2007.  Mr. Penta is an accountant and holds a degree in accounting from the UADE and has a master’s degree in business administration, from the IAE.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Alejandro Mindlin, Gabriel Cohen, Mariano Batistella, Brian Henderson and Gerardo Carlos Paz. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Clarisa Lifsic, Santiago Alberdi, Javier Campos Malbrán, Julio Suaya Demaría, José María Tenaillón, Mariano González Álzaga, Juan Francisco Gómez, Carlos Perez Bello, and Carlos Tovagliari.

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

As of the date of this annual report, the only member of the audit committee is Carlos Tovagliari. A meeting of our Board of Directors is scheduled to take place on May 11, 2016. In such meeting, two additional independent directors (under Argentine law and Rule 10A-3) are expected to be appointed as members of our audit committee.

For biographical information on the member of the audit committee see his biography under “Board of Directors”.

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

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Jorge Roberto Pardo	Statutory Auditor	62
Germán Wetzler Malbrán	Statutory Auditor	45
José Daniel Abelovich	Statutory Auditor	59
Marcelo Héctor Fuxman	Alternate Statutory Auditor	60
Victoria Hitce	Alternate Statutory Auditor	39
Silvia Alejandra Rodriguez	Alternate Statutory Auditor	43

Set forth below are brief biographical descriptions of the members of our supervisory committee:

                Jorge Roberto Pardo was born on March 31, 1953. He has been a member of our supervisory committee since April 2015. From 1993 to 2015, Mr. Pardo served in the internal audit body of the Argentine Government (Sindicatura General de la Nación). He also serves in the supervisory committee for several Argentine companies, including Nación Bursátil Sociedad de Bolsa S.A., Nación Fideicomisos S.A. and Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. Mr. Pardo holds a degree in Public Accounting from the Universidad de Buenos Aires.

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

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina.  Mr. Wetzler Malbrán is a founder partner of Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He is a member of the statutory audit committee of Loma de la Lata, IPB, IEASA, Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma la Lata S.A., Transelec, Diamante, Nihuiles, PEPCA, Los Yaros Agropecuaria S.A and Agropecuaria La Volanta S.A.  He currently serves as alternate director of ARPHC S.A. and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Dolphin Finance S.A., among others.

Silvia Alejandra Rodríguez was born on December 15, 1972.  She has been a member of our supervisory committee since April 2011.  Ms. Rodriguez holds a law degree from the Universidad de Buenos Aires.  Since October 2009, Ms. Rodriguez has served in the internal audit body of the Argentine Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación). She also serves as a member of the statutory audit committee of Parque Eólico Arauco S.A.P.E.M., Agua y Saneamiento S.A. and Nucleoeléctrica Argentina S.A., as alternate member of the statutory audit committee of Arsat S.A., Telecom S.A., Ferrosur Roca S.A., Ferroexpreso S.A. and CEAT S.A.

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

Victoria Hitce was born on April 9, 1977.  She has been an alternate member of our supervisory committee since April 2015. Ms. Hitce received her law degree from the Universidad Católica Argentina. She is a founding partner of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. Mrs. Hitce serves as a member of the supervisory committee of Bodega Loma La Lata S.A., IEASA, Diamante, Nihuiles, IPB, Pampa Participaciones II S.A., Pampa Participaciones S.A., PEPCA S.A., Transelec and as an alternate member of the supervisory committee of Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Dolphin Finance S.A. and EASA.

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

Additionally, the Company adopted the following policies and practices:

•         Self-Assessment Questionnaire for the Board of Directors.  In 2008 the Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Division is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties.

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

For the fiscal year ended December 31, 2015, fees paid during that year to our directors and executive officers who are also members of our Board of Directors amounted to Ps.50 million, and fees accrued during that year to our directors and executive officers who are also members of our Board of Directors amounted to Ps.26.6 million. We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

As of April 19, 2016, Marcos Marcelo Mindlin, Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each owns shares representing, in the aggregate, 11.2%, 2.4%, 1.5%, 2.4% and 0.0%, respectively of our capital stock.  No other member of our board of directors or our senior management beneficially owns any shares of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis, at December 31, 2015, we, together with our jointly controlled companies, had 6,325 full time employees.  The following table sets forth the number of our full-time employees by segment for the periods indicated:

______________________

(1)     Includes the total number of employees of each company in which we have a  jointly controlling interest.  See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries”.

Approximately 81.0% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement.  We have completed salary negotiations for 2015.  We maintain a positive relationship with each of the employee unions at our subsidiary companies.  The distribution sector started, in March, the salary negotiations for 2016.  Negotiations have not been completed yet, as of the date of this annual report.

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

On September 27, 2006, we executed the Opportunities Assignment Agreement with the Key Executives.  As amended, the Opportunities Assignment Agreement provided that, until September 28, 2014, these four individuals were obliged to offer to us on a priority basis any investment opportunity relating to assets and opportunities in the energy sector (including electricity, oil and gas and alternative energies) in all the stages of its production and commercialization in or outside Argentina that each of these four individuals or all of them as a group may identify, provided that such investment was within our financial possibilities.

As consideration for Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres’ agreeing to offer to us the investment opportunities mentioned above, our shareholders approved the issuance of certain warrants to these four individuals on June 16, 2006.  Such warrants were issued to these individuals on September 27, 2006 pursuant to the capital stock increase in the Company approved in September 2006.  As amended, the warrants agreements provide that the warrants shall confer to the Key Executives (or any company controlled by any of them that holds such warrants), on their respective exercise date, the right to subscribe for shares of our common stock representing 20% of our outstanding capital.  The warrants are issued in three series divided into three equal parts (Series I, II and III).

Series I, Series II and Series III warrants have vested by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014.  The exercise period for such warrants was 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants is U.S. $ 0.27.

On November 23, 2015, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”) notified us, on behalf of the holders of warrants, of their decision to exercise, the outstanding warrants, which granted them the right to subscribe 381,548,564 of our shares or our common stock.  The aggregate exercise price of the warrants paid by the Key Executives was U.S.$ 103,018,112.28, which was payable to us in Pesos as provided in the warrant agreements. As a consequence, we issued new shares of our common stock, of which (i) a portion were sold in the form of ADSs in a public offering, and (ii) the remainder were delivered to the holders of warrants in the form of ADSs.

As a result, as of the date of this annual report, our share capital authorized for public trading is Ps. 1,695,859,459, represented by 1,695,859,459 common shares of par value Ps. 1 and with right to one vote per share.  The ADS Depositary has informed us that, as of April 19, 2016, there were approximately 44 million outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of April 19, 2016:

(1)     On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 295,765,953 common shares of the Company, representing 20.50% of our capital stock at that date. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence.  On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.  The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011.  As of such date, ANSES may exercise its voting power in any local or foreign company, such as the Company, based on the actual interest held in the relevant company’s capital stock.

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

Legal Services

During the year ended December 31, 2012, we engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio and also of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. During the year ended December 31, 2013, 2014 and 2015, we engaged the services of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  One of our directors, Diego Martín Salaverri, one member of the supervisory committee, German Wetzler Malbran, and one alternate member of our supervisory committee, Santiago Dellatorre, are partners of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18.  Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2015, we had established accruals in the aggregate amount of Ps. 335.2 million to cover potential losses from such claims and legal proceedings.  The abovementioned amount, does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

As a consequence of the execution of guarantees, the Contractor filed a claim before an Argentine court requesting a lien over certain assets of Loma de la Lata as a preemptive measure in relation to the arbitration described above, through which the Contractor was claiming the reimbursement of the amounts paid by BBVA Banco Francés S.A. under such guarantees. On December 27, 2011, Güemes was notified of the attachment of the shares owned by Loma de la Lata which represent a 74.2% of the capital stock and votes of Güemes, for the amount of U.S.$ 8,179,840.42. Such lien also included the attachment of any sums that Loma de la Lata received from CAMMESA (the “Attachments”).

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

On June 11, 2015, the arbitral award on this dispute was issued, in which: (i) breaches by the Project Counterparties were acknowledged, and (ii) the Project Counterparties were ordered to pay for the damages to Loma de la Lata for an amount of U.S.$ 49.3 million and (iii) such amount was offset with certain credits of the Project Counterparties had against Loma de la Lata, which resulted in a final amount due by the Project Counterparties to Loma de la Lata of U.S.$15.1 million (the “Arbitral Award”).

On December 3, 2015, Loma de la Lata and the Project Counterparties entered into an agreement to comply with the Arbitral Award, pursuant to which the Project Counterparties agreed to pay Loma de la Lata an amount of U.S.$. 15.2 million, in four different installments, the first three for U.S.$ 4 million due on December 30, 2015, January 30, 2016 and Fabruary 27, 2016, respectively and the fourth and last one, for the outstanding amount maturing on March 30, 2016 (the “Payment Agreement”). The Payment Agreement is governed under the laws of Spain and the parties agreed to submit any dispue to the jurisdiction of the courts of Spain.

The Project Counterparties breached the Payment Agreement by failing to timely pay the installments. Loma de la Lata initiated the enforcement of the Payment Agreement before the courts of Spain.

As of the date of this annual report, Loma de la Lata had received the full amount due under the Payment Agreement, which amounted to U.S.$15.7 million, including interest and costs, the first week of May 2016.

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

As indicated above, the unpaid LVFVD allocated to the Project CTP were allocated to Loma de la Lata’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with automatic renewals). Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, the plaintiffs filed a petition to the court requiring the suspension of the claims. The court granted the suspension. As of the date of this annual report, the claim remains suspended.

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

As indicated above, the unpaid LVFVD allocated in CTP Project were allocated to Loma de la Lata’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with an automatic renewals). Under argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, Loma de la Lata filed a petition to the court requiring the suspension of the claims. The court did not grant the suspension and required the Secretariat of Energy’s consent. After Loma de la Lata’s appeal, the court granted the suspension. As of the date of this annual report, the claim remains suspended.

CTLL’s Gas Plus costs recognition

In September 2015, CAMMESA informed Loma de la Lata that, in accordance with SE Resolution No. 529/14, that after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) the costs associated to such supply, including the additional 10% of such costs  established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata”.

As a consequence thereof: (i) on September 3, 2015 Loma de la Lata declared the force majeure of the Natural Gas Agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, declared the force majeure of the Natural Gas Agreement with Petrolera Pampa, resulting in the suspension of the obligations of Loma de Lata thereunder, and filed claims against CAMMESA in connection with such agreement.  As of the date of this annual report, the administrative claims filed by Loma de la Lata against CAMMESA are still pending.

The former SE did not addressed Loma de la Lata’s petition. Consequently, on November 13th, 2015, Loma de la Lata filed a Reclamo Administrativo Previo in order to revert CAMMESA’s unilateral decision and seek compensation for the damages. As of the date of this annual report the claim has not been decided.

Transmission

Transener legal proceedings

Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business.  As of December 31, 2015, Transener had established reserves in the aggregate amount of approximately Ps. 64.2 million to cover potential losses related to such claims.

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

Once the above was accomplished, the relevant court revoked the measures issued in 2009. The Ombudsman filed an extraordinary federal appeal against such decision, which was ruled against by the acting court. The Ombudsman filed a complaint to the Argentine Supreme Court which was dismissed thus ending the proceedings.

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

Edenor answered the complaint denying all its terms and requesting the summoning of CAMMESA as a third-party. The relevant court upheld the third-party summon and CAMMESA answered such third-party summon The Argentine Government answered the complaint filed against it by arguing lack of personal jurisdiction (“falta de legitimación pasiva”).  A decision on this case is pending.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor has obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. Edenor has given express directions to its legal advisors to contest the suit and all related claims and, on April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Argentine Government, the Federal Tax Administration Agency (“AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal.

The court ordered the summoning as third parties of the Argentine Government, ENRE and AFIP, which was already effected. A decision on this case is pending.

On October 21, 2011, Edenor was notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interest that Edenor charges to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to its customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that Edenor complies with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendens). The summoning as third-party of ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”.

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

Edenor has filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we requested that process be served on the ENRE. On October 28, 2011, the court denied the request for injunctive relief. As a consequence, Edenor filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. Edenor then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, Edenor was notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by Edenor. On May 3, 2013 and May 13, 2013, Edenor filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, Edenor’s Ordinary Appeal was rejected and Edenor’s Federal Extraordinary Appeal, partially granted. Edenor timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”). As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of injunctive relief have not been resolved yet.

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

This resolution has been challenged by Edenor by means of a direct appeal (“Recurso Directo”), which is pending before the Court of Appeals in Contentious and Administratvie Federal Matters (Chamber No.4).  The appeal, which was filed on February 4, 2014, has not been served upon the ENRE yet. As of April 14, 2016, the ENRE had not yet submitted an answer to the complaint.

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

As a consequence of Resolution No. 250/2013, issued by the SE partially modifying the situation described in the previous paragraph, Edenor attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art. 12 (abandonment of actions in process). On May 29, 2013, Edenor discontinued the action. As of the date of this annual report, the issue regarding the legal expenses of the process had not been resolved.

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

On November 22, 2013, Edenor amended the complaint so as to claim additional damages as a consequence of the Argentine Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine Government.  Subsequently, Edenor informed the Court of the issuance of SE Resolution No. 32/2015 as new event (“hecho nuevo”), under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/2015, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SE Resolution No. 32/2015.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at the discovery period.

Additionally, and in the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

In December 2015, Edenor filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against Edenor in connection with an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on Edenor’s assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps. 28.8 million.

In Edenor’s opinion, such local taxes are not applicable to it under federal regulations and case law. Edenor’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

Legal Proceedings involving the Company and its subsidiaries

Tax on minimum presumed income

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008 and 2009 and, CPB, corresponding to the fiscal years 2002.  This claim seeks the refund of Ps. 24.9 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP did not answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously requested the granting of interim injunctive relief so that AFIP refrains from demanding payment or instituting tax execution proceedings or lock action against the companies.

Regarding the interim relief filed, on May 10, 2011 and March 3, 2011, we were notified of the judgment of First Instance, whereby the precautionary measures requested by the Company and certain subsidiaries, respectively, were rejected.

Also, on December 30, 2008, CPB filed a tax refund claim before AFIP regarding the income tax payable for fiscal year 2002. This claim seeks the refund of Ps. 4.3 million. The refund was based on the substantial and unreasonable differences resulting from the failure to apply the inflation adjustment to tax returns submitted before such fiscal period.

As AFIP didn’t answer the claim, on March 18, 2011, CPB brought the tax refund claim before a National First Instance Administrative Court.

On March 10, 2015 CPB was notified of a judgment upholding its tax refund claim.  The National Treasury filed an appeal to the ruling.  On August 3, 2015 a second-instance court dismissed the appeal filed by the National Treasury. The National Treasury filed an extraordinary appeal to such dismissal on August 18, 2015. The extraordinary appeal was dismissed, and such decision was not challenged by the Treasury.  As a result, the ruling in favor of CPB is deemed a final and conclusive judgment.

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

As at December 31, 2015 and 2014, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of Ps. 256.6 million and Ps. 207.2 million, respectively, including compensatory interest.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2012, December 31, 2013, December 31, 2014 or December 31, 2015.

We have paid no other dividends over the past three years.  Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing.  See “Item 10.  Additional Information—Share Capital—Dividends.”

SIGNIFICANT CHANGES

Except to the facts below, there are no significant changes to the financial information included in the most recent audited financial statements contained in this annual report.

On April 15, 2016, the ENRE issued Note No. 120,151(the “Note”) establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on Edenor by such date that include a reference to “Note No. 120,151” must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to Edenor’s “remuneration” at such date. In addition, fines and penalties that fall within the purview of the Note will accrue interest from the date on which the event giving rise to the penalty occurred until the date they are paid by Edenor. As of the date of this annual report, it is unclear how the ENRE will consider that the fines and penalties not yet imposed on Edenor relating to events that occurred prior to April 15, 2016, should be valued as per Edenor’s “remuneration” and Edenor has therefore calculated such amounts according to its interpretation of the Note. Regarding this, Edenor believes that the term “remuneration” should be interpreted to mean those amounts effectively paid by the users through the tariff.

As of the date of this annual report, fines and penalties in an aggregate amount equal to Ps. 364.1 million (at historical values) are subject to the Note. Edenor believes that such amount as adjusted to reflect accrued interest according to the Note would increase by Ps. 129.0 million. As of the date of this annual report, it is unclear what will be the ENRE’s interpretation of “remuneration” with respect to fines and penalties not yet imposed on Edenor relating to events that occurred prior to April 15, 2016. If the ENRE interpreted that the term “remuneration” includes all amounts received by Edenor in the form, or in lieu, of subsidies, such amount could be significantly higher (in a range of three to five times higher).

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

Shares

Our common shares are currently traded on the Buenos Aires Stock Exchange under the symbol “PAMP”, and our ADSs are traded on the YSE under the symbol “PAM”.

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

(3)                              As of April 19, 2016.

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

In the meeting held on April 23, 2010, our shareholders decided to reduce our capital stock in the amount equal to the shares acquired under our share repurchase program.  On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction approved by our shareholders.  On September 13, 2010, the Argentine Securities Commission proceeded with the reduction of capital. Finally on December 1, 2015, after the execution of the warrants by the Key Executives (Please see “Item 7. – Majer Shareholders and Related Party Transactions”), our share capital authorized for public trading as of the date of this annual report is Ps. 1,695,859,459, represented by 1,695,859,459 common shares of par value Ps. 1 and with right to one vote per share.

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

The ADS Depositary has informed us that, as of April 19, 2016, there were approximately 44 million outstanding ADSs.

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

Although companies may list all of their capital on the MERVAL or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the MERVAL; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the MERVAL.  During the year ended December 31, 2015, the total value traded of shares on the MERVAL was Ps. 46,665 million.

The MERVAL is the largest authorized market in Argentina.  Pursuant to Resolution No. 17,501, the CNV authorized the MERVAL to operate as an Authorized Market, and allowed MERVAL to delegate certain of its rights and duties as a market in the Buenos Aires Stock Exchange, including without limitation, the right to authorize the listing of issuers and securities in the MERVAL, and the right to publish the daily market gazette.

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

Recently, the shareholders of MERVAL and the Buenos Aires Stock Exchange entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for purposes of operating a stock market in accordance with the requirements of the newly enacted CML. The new company will be incorporated as a result of a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by the Buenos Aires Stock Exchange. Authorization for the public offering of its shares has been requested to the CNV. Further, MERVAL and the Buenos Aires Stock Exchange entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/2001 applied to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.    Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted the CML which revoked law No. 17,811 and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations.  In this respect, the following key provisions of Decree No. 677/2001 have been incorporated into the CML, among others:  the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013.

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

MATERIAL CONTRACTS

The Opportunities Assignment Agreement that we entered into with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres was filed as exhibit Exhibit 2.2 to our Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein.

EXCHANGE CONTROLS

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine peso was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In January 2002, the Argentine government issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine government to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations.  Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine government established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank.  A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/2005, the Argentine government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/2005 were subsequently eased.

On December 16, 2015, following the election of President Macri, the newly appointed Central Bank authorities issued Communication “A” 5850, which lifted many of the existing restrictions and, among other things, established free access to the MULC to purchase foreign currency for general purposes (subject to certain limits set forth below) without requiring the Central Bank’s or the AFIP’s prior authorization, reduced the period in which incoming funds must remain in Argentina from 365 calendar days to 120 calendar days and also reduced the Deposit from 30% to 0%.

Although these recent changes to the Argentine government’s foreign exchange policies allow all individuals free access to the local foreign exchange market, certain restrictions remain, including the following:

•         Argentine residents have free access to the MULC, provided the total amount transacted in the market does not exceed the equivalent of U.S.$2,000,000 per month, per person;

•         any proceeds from the sale of foreign currency in the local exchange market that exceeds the equivalent of U.S.$2,500 per month must be credited to a checking or savings account in Pesos at a domestic financial institution;

•         although the requirement of mandatory inflow and settlement of funds resulting from foreign indebtedness transactions is no longer in effect, the transfer and sale of funds in the local foreign exchange market will be necessary to make any payments of principal or interest through the local foreign exchange market; and

•         foreign indebtedness incurred or renewed after December 17, 2015 must remain in Argentina for a minimum period of at least 120 concurrent days, commencing on the date on which the funds are transferred into Argentina.

Under the exchange regulations currently in force, restrictions exist in respect of the repatrition of funds or investments by non-Argentine residents.  For instance the repatriation by non-Argentine residents of funds received as a result of the sale of our common shares in the secondary market is subject to demonstrating that the funds used to make the investment in such common shares were transferred to Argentina at least 120 days before the proposed repatriation and obtaining a certificate from an Argentine financial entity or Argentine stock exchange stating the date and amount of the settlement of said funds in the MULC.  The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statemtns and are approved by a shareholders’ meeting.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso.  These restrictions may have a negative effect on the Argentine economy and our business if imposed in an economic environment where access to local capital is constrained. See “—Risk Factors— The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.”

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs.  This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes.  This summary does not address the Medicare tax on net investment income and does not apply to investors that are members of a class of holders subject to special rules, such as:

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

U.S. information reporting and backup withholding rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting unless the holder is an exempt recipient and may also be subject to backup withholding unless the holder (1) provides its taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding.  Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

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

Interest rate risk

Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2014 and 2015. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2015, approximately 86.5 % of the loans were granted at a variable interest rate, based on the Private Badlar and Badlar rate plus an applicable margin corrected. The remaining liabilities were agreed at fixed interest rates, denominated in U.S. dollars (82.9% of the total fixed rate debt). Borrowings at variable rates are denominated in pesos.

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

During the fiscal year ended December 31, 2015, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has remained constant during most of the year and then, towards its end, has increased significantly from an average 21% during the first nine months until reaching 30% during the last term, and was later stabilized at around 26%. In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

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

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

Exchange Rate Risks

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between Loma de la Lata and the SE or EGSSA (actually merged with CTG) and the SE, pursuant to SE Resolution No.  220/2007, or CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the SE pursuant to SE Resolution No. 220/2007. On the other hand, most of the financial debt of the subsidiaries of the Generation segment is denominated in pesos keeping a lower portion of debt denominated in U.S. dollars (a 13.5% as of December 31, 2015 approximately), which exposes them to the risk of loss on a devaluation of the Peso.

Therefore, as there is not a strong currency mismatch between the operating generation of funds and financial debt, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, in case such risk is not adequately hedged by business operations, as of December 31, 2015, Loma de la Lata has conducted forward transactions to purchase U.S. Dollars with pesos for US$ 72 million at an average exchange rate of Ps. 14.18 to a U.S. dollar, with maturities between January and June, 2016.

However, the subsidiaries receive most of its income from CAMMESA, which during the past year has incurred in significant delays in its payment terms. A significant part of the transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. For the income from the Supply Contracts under SE Resolution No. 220/2007, this amount in pesos is collected from CAMMESA, on average, 100 days afterward, but the difference in the exchange rate is recognized by CAMMESA only until the expiration date, about 45 days. In case there is a strong devaluation between the billing and the collection date, as was the case during the months of January 2014 to December 2015, the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

Additionally, as part of the Work Technological Update 2015-2016, CPB assumed different commitments with foreign suppliers, which are mostly denominated in foreign currencies (mainly euros and dollars) and will be funded through the loan agreement and its collateral subscribed with CAMMESA during April 2014. In addition, a substantial portion of its financial debt with related companies is denominated in U.S. dollars.

In the distribution segment, Edenor’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity tariff that are not indexed in relation to the U.S. dollar, whereas a significant portion of its existing financial liabilities is denominated in U.S. dollars. Therefore, Edenor is exposed to the risk of a loss resulting from a devaluation of the Peso. Edenor may hedge its currency risk trying to enter into currency fowards. Nevertheless, as of December 31, 2015, it has not been able to hedge its exposure to the U.S. dollar under terms it may consider viable.

If Edenor continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

In the Oil and Gas segment, part of the Petrolera Pampa’s income is denominated in U.S. Dollars but collectable in Pesos. Most of the financial debt of Petrolera Pampa is denominated in pesos and a portion of its debt is denominated in U.S. Dollars but is payable in Pesos indexed relative to the U.S. Dollar (12%). Petrolera Pampa contracted investment commitments and operating expenses are denominated in U.S. Dollars. As there isn’t a strong currency mismatch between the generation of own funds and the undertaken expenses, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, as of December 31, 2015, Petrolera Pampa has conducted forward transactions to purchase U.S. Dollars with pesos for US$ 83 million at an average exchange rate of Ps. 14.08 to a U.S. dollar, with maturities between January and June, 2016.

The economic impact of forward transactions to purchase U.S. Dollars with Pesos in all of our segments resulted in an income of Ps. 471.8 million, which is disclosed in “Foreign currency exchange difference”, under “Other financial results” in the Statement of Comprehensive Income.

On December 17, 2015, the Peso underwent a devaluation of approximately 40% that affected not only the economic context in which the Company operates but also its results in these financial statements.

At the date of issuance of the Financial Statements, the devaluation of the Peso increased, as compared to its value at year-end, by approximately 17%. This variation would generate a negative impact of Ps. 369 million. Those impacts have been determined without considering the effects of the hedging contracts.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the risk of change in the market prices resulting from the uncertainties as to the future value of those securities .

The Company is exposed to the price risk on its fiduciary ownership of 40% of CIESA’s shares which is calculated based on the market values of TGS’s ADRs. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the shares held in trust will be transferred to the Company, which will allow to exercise an indirect joint control over TGS. On the other hand, the Company is not exposed to commodities price risks. Additionally, the Company has investments in Government securities which are exposed to the risk of a significant change in market prices.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Sesitivity Analysis Disclosures

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

From June, 2015, to the date of this annual report, the Company received from the depositary U.S. $ 299,669. for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

On April 29, 2016, the term as member of our board of directors of Marcelo P. Blanco, our former audit committee financial expert, expired. A meeting of our Board of Directors is scheduled to take place on May 11, 2016. In such meeting, two additional independent directors (under Argentine law and Rule 10A-3) are expected to be appointed as members of our audit committee, one of which is expected to be an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

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

Item 16C.      Principal Accountant Fees and Services

Fees Paid to the Principal Accountant

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2015, 2014 and 2013.  The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees billed for those services:

	Year ended December 31,
	2015	2014	2013
	(in thousands of Ps.)

Audit Fees (1)	14,404.5	10,329.8	11,919.5
Audit-related Fees (2)	305.3	252.2	361.1
Tax Fees (3)	69.9	38.2	32.2
Other non-audit Fees (4)	233.0	252.1	24.4
Total	15,012.8	10,872.2	12,337.1

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

(2)            Audit-related Fees comprised of those outside the normal scope of the services included in an audit but are nevertheless reasonably related to the performance of the audit or review of financial statements of the Company or its subsidiaries and may be effectively and efficiently rendered by the external auditor because of his knowledge of the financial information of the Company.

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2015 by us or on our behalf, or by or on behalf of any affiliated purchaser.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

Not applicable.

Item 18.         Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.         Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation)(previously filed as 6-K (File No. 001-34429) on November 11, 2015 and incorporated by reference herein.)

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

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Ricardo Alejandro Torres, Co-Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gustavo Mariani, Co-Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Reserves Report of Netherland, Sewell and Associates, Inc., dated as of March 4, 2016

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
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: April 29, 2016

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Consolidated Financial Statements as of December 31, 2015 and 2014, and for the Years Ended December 31, 2015, 2014, and 2013

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, “Pampa S.A.” or the “Company”) and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in  Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, March 09, 2016.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
EGSSA	EMDERSA Generación Salta S.A.
ENDISA	Energía Distribuida S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
Foundation	Pampa Energía Foundation committed to education (Foundation)
GE	General Electric
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HA	Historical Availability
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IEASA	IEASA S.A.
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEyM	Ministry of Energy and Mining
MMC	Cost Monitoring Mechanism

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RA	Recorded Availability
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Comission
SIGEN	National Comptroller Office
SSN	Superintendencia de Seguros de la Nación
ST	Secretary of Labor
TG	Gas Turbine

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TGS	Transportadora de Gas del Sur S. A.
The Company / Group	Pampa Energía S. A. and its subsidiaries
TJSM	Termoeléctrica San Martín S. A.
TMB	Termoeléctrica Manuel Belgrano S. A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S. A.
Transelec	Transelec Argentina S. A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S. A.
TV	Vapor Turbine
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S. A. Rovella Carranza Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VAT	Value Added tax
VCP	Short-term securities
VRD	Debt Securities
WEM	Wholesale Electricity Market

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015 and 2014

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2015	12.31.2014
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	223,918,951	226,894,893
Investments in associates	9	123,237,325	133,169,584
Property, plant and equipment	10	14,508,403,073	9,218,099,975
Intangible assets	11	734,167,886	872,384,099
Biological assets	12	1,853,667	1,894,481
Financial assets at fair value through profit and loss	13	2,578,182,705	963,012,962
Deferred tax assets	14	52,279,953	93,681,916
Trade and other receivables	15	1,169,397,290	954,842,893
Total non current assets		19,391,440,850	12,463,980,803

CURRENT ASSETS
Biological assets	12	245,361	198,470
Inventories	16	225,462,790	135,570,860
Financial assets at fair value through profit and loss	13	4,081,019,508	1,028,577,127
Derivative financial instruments	4.13	197,150	-
Trade and other receivables	15	4,934,645,531	2,903,411,995
Cash and cash equivalents	17	516,597,918	335,234,106
Total current assets		9,758,168,258	4,402,992,558
Total assets		29,149,609,108	16,866,973,361

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2015	12.31.2014
SHAREHOLDERS´ EQUITY
Share capital	18	1,695,859,459	1,314,310,895
Additional paid-in capital and other reserve		1,231,483,268	342,984,871
Legal reserve		51,462,158	14,304,190
Voluntary reserve		977,780,998	271,779,611
Reserve for directors’ options		-	266,060,067
Retained earnings		3,065,089,423	743,159,355
Other comprehensive loss		(31,086,202)	(32,191,096)
Equity attributable to owners of the company		6,990,589,104	2,920,407,893
Non-controlling interest		1,390,609,148	633,431,122
Total equity		8,381,198,252	3,553,839,015

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	19	2,698,769,957	1,909,433,852
Borrowings	20	6,684,746,241	3,786,988,603
Deferred revenue	21	153,815,820	109,089,120
Salaries and social security payable	22	80,039,338	62,858,307
Defined benefit plans	23	264,454,859	196,587,957
Deferred tax liabilities	14	591,588,053	470,584,488
Taxes payable	24	388,463,004	281,231,713
Provisions	25	313,778,975	119,527,656
Total non current liabilities		11,175,656,247	6,936,301,696

CURRENT LIABILITIES
Trade and other payables	19	6,652,485,409	4,536,471,292
Borrowings	20	1,307,662,872	783,583,090
Deferred revenue	21	763,684	763,684
Salaries and social security payable	22	886,967,815	725,274,898
Defined benefit plans	23	46,089,380	26,759,690
Taxes payable	24	610,112,473	231,928,622
Derivative financial instruments	4.13	18,081,410	47,880,462
Provisions	25	70,591,566	24,170,912
Total current liabilities		9,592,754,609	6,376,832,650
Total liabilities		20,768,410,856	13,313,134,346
Total liabilities and equity		29,149,609,108	16,866,973,361

       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2015, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2015	12.31.2014	12.31.2013

Revenue	26	7,160,781,433	6,204,645,511	5,334,993,550
Cost of sales	27	(7,092,790,535)	(6,029,079,708)	(5,603,274,246)
Gross profit		67,990,898	175,565,803	(268,280,696)

Selling expenses	28	(972,682,033)	(713,360,347)	(636,129,432)
Administrative expenses	29	(1,239,386,075)	(837,458,716)	(561,873,093)
Other operating income	30	940,678,036	311,975,857	466,220,030
Other operating expenses	30	(754,401,446)	(447,074,876)	(204,111,074)
Reversal of impairment of property, plant and equipment	10	25,259,957	88,406,704	-
Profit of cancellation debts with arbitration rights	20	-	-	-
Share of profit of joint ventures	8	9,277,768	34,208,368	(4,799,349)
Share of loss of associates	9	(9,932,259)	(1,605,070)	2,228,499
Operating loss before higher costs recognition and SE Resolution No. 32/15		(1,933,195,154)	(1,389,342,277)	(1,206,745,115)
Income recognition on account of the RTI - SE Resolution No. 32/15	2	5,025,113,729	-	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	551,498,435	2,271,926,952	2,933,051,544
Operating income		3,643,417,010	882,584,675	1,726,306,429

Financial income	31	348,527,733	440,541,774	336,295,165
Financial expenses	31	(1,257,314,794)	(1,113,228,906)	(813,875,720)
Other financial results	31	1,700,971,014	420,055,021	(519,261,217)
Financial results, net		792,183,953	(252,632,111)	(996,841,772)
Profit before income tax		4,435,600,963	629,952,564	729,464,657

Income tax and minimun national income tax	32	(586,776,949)	(100,412,278)	12,178,991
Profit for the year from continuing operations		3,848,824,014	529,540,286	741,643,648

Discontinued operations		-	-	(126,858,328)
Total profit of the year		3,848,824,014	529,540,286	614,785,320

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	23	(1,095,782)	(23,297,267)	(27,034,200)
Minimum notional income tax	14	383,524	10,763,517	6,852,496
Profit from share in joint ventures	8	839,661	(2,129,126)	(70,562)
Other comprehensive income (loss) of the year		127,403	(14,662,876)	(20,252,266)
Comprehensive income of the year		3,848,951,417	514,877,410	594,533,054

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	12.31.2015	12.31.2014	12.31.2013
Total Profit (loss) of the year attributable to:
Owners of the company		3,065,089,423	743,159,355	286,083,801
Non - controlling interest		783,734,591	(213,619,069)	328,701,519
		3,848,824,014	529,540,286	614,785,320

Total profit (loss) of the year attributable to owners of the company:
Continuing operations		3,065,089,423	743,159,355	371,782,245
Discontinued operations		-	-	(85,698,444)
		3,065,089,423	743,159,355	286,083,801
Total comprehensive income (loss) of the year attributable to:
Owners of the company		3,066,194,317	735,353,580	272,451,852
Non - controlling interest		782,757,100	(220,476,170)	322,081,202
		3,848,951,417	514,877,410	594,533,054

Earnings per share attributable to the equity holders of the company during the year
Basic earnings per share	33	2.2760	0.5654	0.2829
Diluted earnings per share	33	2.2760	0.5082	0.2829
Basic and diluted loss per share from discontinued operations	33	-	-	(0.0652)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	-	-	8,945,352	-	-	8,945,352	-	8,945,352
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	-	(72,127,674)	(72,127,674)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	-	-	7,698,689	20,941,588	28,640,277
Merging of subsidiaries	-	9,235,580	-	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit of the year	-	-	-	-	-	-	286,083,801	286,083,801	328,701,519	614,785,320
Other comprehensive profit of the year	-	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive (loss) profit of the year	-	-	-	-	-	(13,631,949)	286,083,801	272,451,852	322,081,202	594,533,054

Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103
				-
Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Sale of interest in subsidiaries	-	66,900,103	-	-	-	-	-	66,900,103	7,814,930	74,715,033
Change of interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(16,632,046)	(16,632,046)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Profit of the year	-	-	-	-	-	-	743,159,355	743,159,355	(213,619,069)	529,540,286
Other comprehensive profit of the year	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit	-	-	-	-	-	(7,805,775)	743,159,355	735,353,580	(220,476,170)	514,877,410

Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

Constitution of legal reserve - Shareholders’ meeting 04.30.2015	-	-	37,157,968	-	-	-	(37,157,968)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2015	-	-	-	706,001,387	-	-	(706,001,387)	-	-	-
Issuance of shares on exercise of stock options (Note 41)	381,548,564	883,272,106	-	-	(266,060,067)	-	-	998,760,603	-	998,760,603
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(26,092,252)	(26,092,252)
Sale of interest in subsidiaries	-	5,226,291	-	-	-	-	-	5,226,291	513,178	5,739,469
Profit of the year	-	-	-	-	-	-	3,065,089,423	3,065,089,423	783,734,591	3,848,824,014
Other comprehensive profit (loss) of the year	-	-	-	-	-	1,104,894	-	1,104,894	(977,491)	127,403
Comprehensive profit of the year	-	-	-	-	-	1,104,894	3,065,089,423	3,066,194,317	782,757,100	3,848,951,417

Balance as of December 31, 2015	1,695,859,459	1,231,483,268	51,462,158	977,780,998	-	(31,086,202)	3,065,089,423	6,990,589,104	1,390,609,148	8,381,198,252

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2015	12.31.2014	12.31.2013
Cash flows from operating activities:
Total profit for the year		3,848,824,014	529,540,286	614,785,320
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:
Income tax and minimum notional income tax	32	586,776,949	100,412,278	(12,178,991)
Accrued interest		859,592,603	596,724,545	447,574,296
Depreciations and amortizations	27, 28 and 29	720,684,258	467,160,148	374,791,231
Reserve for directors’ options	29	-	6,709,014	8,945,352
Reversal of impairment of property, plant and equipment	10	(25,259,957)	(88,406,704)	-
Gain from discharge/cancellation of TGS Loan	20	(215,413,769)	-	-
Constitution (Recovery) of accruals, net	28 and 30	120,672,006	(23,697,702)	48,343,247
Constitution of provisions, net	30	228,150,344	95,822,786	36,571,446
Share of (loss) profit of joint ventures and associates	8 and 9	654,491	(32,603,298)	2,570,850
Accrual of defined benefit plans	27, 28 and 29	121,778,161	73,163,395	33,754,716
Net foreign currency exchange difference	31	566,172,708	761,254,771	744,150,070
Result from measurement at present value	31	(23,228,386)	(223,304,132)	155,869,735
Changes in the fair value of financial instruments		(2,226,008,275)	(907,867,357)	(295,854,837)
Result from repurchase of corporate bonds	31	(9,904,686)	(47,122,571)	(88,879,485)
Results from property, plant and equipment sale and decreases	30	8,756,789	18,639,620	13,404,236
Consumption of materials		40,996,168	11,869,855	6,783,353
Recovery of other operative expenses		-	-	(13,002,003)
Revenue recognition from CAMMESA finance (*)		(7,019,838)	(18,852,659)	(17,402,480)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	(551,498,435)	(2,271,926,952)	(2,933,051,544)
Income recognition on account of the RTI - Res. SE No. 32/15	2	(495,516,409)	-	-
Dividends earned	30	(4,486,563)	(6,226,319)	(6,876,038)
Recognition of March Agreement		-	-	(85,177,042)
Recovery of tax on gross income	37	-	(41,110,709)	-
Provision for decommissioning of wells	31	18,899,410	47,953	-
Compensation agreements	27, 28 and 29	223,600,947	61,546,421	-
Other operating costs for contract termination	30	-	11,366,548	-
Other expenses FOCEDE	30	59,563,107	97,701,000	-
Other finance results		10,260,586	(4,301,834)	3,811,823
Income recognition for arbitral proceedings	30	(74,770,949)	-	-
Other		1,533,908	38,242	1,871,525
Discontinued operations		-	-	199,135,735

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(1,712,278,963)	(753,779,506)	(508,715,144)
Increase in inventories		(89,662,239)	(21,085,864)	(50,402,379)
(Increase) Decrease in biological assets		(46,892)	365,961	(916,879)
Increase (Decrease) in trade and other payables		1,061,352,687	(29,446,104)	183,440,125
Increase in deferred income		45,490,384	76,187,087	(700,044)
Increase in salaries and social security payable		178,868,247	260,712,693	112,375,704
Decrease in defined benefit plans		(35,677,351)	(18,186,942)	(13,164,865)
Increase in taxes payable		103,396,097	51,441,807	(31,963)
Decrease in provisions		(34,021,661)	(54,049,454)	(25,358,712)
Income tax and minimum notional income tax paid		(120,948,438)	(880,339)	(3,692,829)
Funds obtained from PUREE (SE Resolution No. 1037/07)		25,612,143	482,928,401	491,946,068
Proceeds from (Payments of) derivative financial instruments		185,214,525	(42,125,000)	-
Subtotal before variations of debts with CAMMESA		3,391,107,721	(881,340,635)	(575,280,403)
Increase in account payable and loans (MUTUUM) with CAMMESA in distribution		1,189,554,703	3,455,497,600	2,231,477,000
Net cash generated by operating activities		4,580,662,424	2,574,156,965	1,656,196,597

(*) Corresponds to the financing of CAMMESA under the Note SE No. 6157/10, payment of which is in charge of the MEM

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2015	12.31.2014	12.31.2013
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition		(4,797,918,069)	(2,331,115,327)	(1,050,265,080)
Purchases of financial assets at fair value		(3,506,210,675)	(1,055,481,705)	(353,525,353)
Proceeds from property, plant and equipment sale		40,660	2,281,299	399,407
Proceeds from financial assets at fair value sale		2,263,908,118	1,258,242,711	279,128,770
Proceeds from financial assets' amortization		1,579,202	3,239,076	54,793,585
Proceeds from financial assets' interest		16,161,243	18,169	1,878,384
Dividends received		4,486,563	2,777,280	13,028,406
Proceeds from loans		1,430,518	2,182,025	4,617,341
Proceeds from interest on loans		13,411	-	-
Proceeds (Constitution) of guarantee deposits, net		293,392,019	(276,616,965)	-
Recovery (Subscription) of investment funds, net		(1,390,929,067)	(77,330,026)	(282,191,942)
Capital contribution in joint ventures		(475,000)	(250,000)	(205,386)
Discontinued operations		-	-	(124,246,000)
Net cash used in investing activities		(7,114,521,077)	(2,472,053,463)	(1,456,587,868)

Cash flows from financing activities:
Proceeds from borrowings		4,793,347,633	2,519,386,589	656,489,875
Payment of borrowings		(2,281,317,918)	(2,253,561,870)	(513,035,781)
Payment of borrowings' interests		(731,714,230)	(567,793,296)	(200,559,674)
Capital contributions received		998,760,603	-	-
Capital contributions received from third parties in subsidiries		-	98,997,500	-
Proceeds from sale of interest in subsidiaries to Non Controlling Interest		5,739,469	74,714,844	28,640,301
Dividends paid to third parties in subsidiaries		(26,092,252)	(19,432,044)	(7,871,681)
Payment for repurchase of own debt		(121,371,300)	-	(65,982,241)
Discontinued operations		-	-	25,388,000
Net cash geterated by (used in) financing activities		2,637,352,005	(147,688,277)	(76,931,201)

Increase (Decrease) in cash and cash equivalent		103,493,352	(45,584,775)	122,677,528

Cash and cash equivalents at the beginning of the year	17	335,234,106	341,668,865	156,647,001
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale		-	-	11,154,000
Foreign currency exchange difference generated by cash and cash equivalents		77,870,460	39,150,016	51,190,336
Increase (Decrease) in cash and cash equivalent		103,493,352	(45,584,775)	122,677,528
Cash and cash equivalents at the end of the year	17	516,597,918	335,234,106	341,668,865

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2015	12.31.2014	12.31.2013
Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(988,827,033)	(208,339,247)	(158,325,018)
Borrowing costs capitalized in property, plant and equipment		(433,823,766)	(123,861,184)	(24,532,005)
Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		10,618,797	(574,009,553)	1,661,103,990
Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		158,081,277	(2,218,423,960)	(1,152,267,285)
Decrease from offsetting liability with CAMMESA form loans for consumption (mutuums) granted for higer salary cost (SE Res. No. 32/15)		(495,516,409)	-	-
Decrease in borrowings through offsetting trade receivables		(92,129,978)	(131,875,580)	-
Decrease in financial assets at fair value repurchased Corporate Bonds		-	(91,637,990)
Increase of asset retirement obligation		(26,900,873)	(53,594,289)	-
(Constitution) Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		(138,310,986)	(24,767,682)	-
Reclassification of assets classified as held for sale to property, plant and equipment		-	(11,987,500)	-
Acquisition of property, plant and equipment through an increase in liability with FOTAE		-	(32,939,174)	(48,960,000)
Decrease in property, plant and equipment for arbitral proceedings	37.2	235,866,673	-	-
Offsetting of rights over arbitration proceedings against loans	20	308,071,413	-	-
Increase in financial assets at fair value from subsidiary sale		-	-	334,339,766
Increase in other receivables from subsidiary sale		-	-	44,626,592

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015. 2014 and 2013

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7% of the installed capacity in Argentina.

In the transmission business, the Company jointly controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,365 km of lines of its own and 6,158 km of Transba high voltage lines in the Province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity to over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In the oil and gas segment, the Company, through PEPASA, operates exploration and exploitation of oil and gas.

In other businesses, the Company operates financial investment and keep investments in other companies with complementary businesses.

On February 11, 2010 the Company was authorized to act as agent and clearing member of ROFEX.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at December 31, 2015 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

Regarding changes the Government may introduce in this sector, Executive Order No. 134/15, which declared a state of emergency in the electrical sector until December 31, 2017, empowers the Ministry of Energy and Mining to adopt the necessary measures regarding the generation, transportation and distribution of electric power within the national jurisdiction in order to accommodate the quality and safety of the supply and guarantee the operation of the public utility under proper technical and economic conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

a.     Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the WEM

On March 22, 2013, the SE issued Res. 95/13 which provided for a new general-scope system replacing the applicable remuneration scheme previously in force for all the power generation sector, with the exception of power plants the energy and/or power of which are sold as an Energy Plus Service (SE Res. No. 1281/06) and under the WEM Supply Agreement pursuant to SE Res. No. 220/07.

The new remuneration scheme became applicable to CTG, CPB and CTLL as from the economic transactions for the month of February, 2013, and to HINISA and HIDISA as from the commercial transaction for the month of November, 2013, after such subsidiaries waived all their administrative and/or judicial claims against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Agreement and/or SE Resolution No. 406/03, as well as their right to file new claims relating to said items and periods.

Pursuant to SE Resolution No. 529/14 passed on May 20, 2014 and SE Resolution No. 482/15 dated July 10, 2015, the SE provided for a retroactive updating —as from the economic transactions for the months of February, 2014 and 2015— of the remuneration scheme implemented by SE Resolution 95/13.

It should be pointed out that the system set forth by SE Resolution No. 482/15 applies directly to generators adhering under SE Resolution No. 95/13 or SE Resolution No. 529/14.

The applicable remuneration scheme comprises the following items:

i.      Fixed Costs Remuneration: It considers and remunerates Power Capacity Made Available in HRP. The method for calculating the remuneration will be variable based on the RA and each unit's HA.

The parameters defined in the Resolution according to the type of technology are the following:

Classification or technology and scale	$/MW-HRP
TG units with power capacity (P) > 50 Mw	64
TV units with power capacity (P) < 100 Mw	106.4
TV units with power capacity (P) > 100 Mw	76
HI units with power capacity (P) between 30 Mw and 120 Mw	103.4
HI units with power capacity (P) between 120 Mw and 300 Mw	49

A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

TV/TG	June-August and December-February periods	March-May and September-November periods
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

50% of the percentage difference between the generator's RA and HA will be added to or subtracted from the base percentage; that is, for each percentage point variation in the generator’s RA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration. The maximum and minimum values are those set forth for each period (maximum 110% and minimum 70%, as applicable). Pursuant to SE Resolution No. 482/15, the reference availability value will be defined regarding the available power capacity based on the typical temperature conditions at the site.

HA values for each thermal group will be determined based on its RA during the last 5 rolling years.

ii.     Variable Costs Remuneration: It replaced the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs, It is calculated on a monthly basis based on the power generated by each type of fuel:

Classification or technology and scale	Operating with:
	Natural Gas	FO/GO Hydrocarbons
	$/MWh
TG units with power capacity (P) > 50 Mw	33.1	57.9
TV units with power capacity (P) < 100 Mw	33.1	57.9
TV units with power capacity (P) > 100 Mw	33.1	57.9

Hydroelectric Units	$/MWh
HI units with power capacity (P) between 30 Mw and 120 Mw	26.2
HI units with power capacity (P) between 120 Mw and 300 Mw	26.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

iii.   Additional Remuneration: Part of this remuneration is settled directly to the generator and another will be destined to “new infrastructural projects in the electric sectors”, which will be defined by the SE through a trust. The SE will establish the trust funding mechanisms.

Classification or technology and scale	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power capacity (P) > 50 Mw	11.7	7.8
TV units with power capacity (P) < 100 Mw	13.7	5.9
TV units with power capacity (P) > 100 Mw	11.7	7.8
HI units with power capacity (P) between 30 Mw and 120 Mw	84.2	14.9
HI units with power capacity (P) between 120 Mw and 300 Mw	59.4	39.6

Additionally, the SE will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/03 and not comprised within the general and/or specific agreements entered into with the SE and/or provisions aimed at the execution of investment works and/or existing equipment maintenance tasks should be destined to the payment of such trust.

iv.   Maintenance Remuneration: Besides the previously stated remuneration items, SE Resolution No. 529/14 incorporated a new concept of “Remuneration for Non-Recurring Maintenance Works” (“Maintenance Remuneration”) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the total generated energy. Such remuneration is implemented through LVFVDs and is destined exclusively to the financing of major maintenance works, subject to the SE approval. As from the passing of SE Resolution No. 482/15, this Maintenance Remuneration is also recognized to hydroelectric generators as from the economic transaction corresponding to February 2015.

Classification or technology and scale	$/MWh
TG units with power capacity (P) > 50 Mw	28.2
TV units with power capacity (P) < 100 Mw	28.2
TV units with power capacity (P) > 100 Mw	28.2
HI units with power capacity (P) between 30 Mw and 120 Mw	8
HI units with power capacity (P) between 120 Mw and 300 Mw	8

The Maintenance Remuneration for thermal generators will result from the application of a formula contemplating adjustments based on the Power Utilization Factor during the last rolling year and a Start Factor contemplating starts pursuant to the dispatch administered by CAMMESA during the last rolling year. In both cases, the rolling year is calculated until the month prior to the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

v.    “Production” and “Operating Efficiency” Promotion:

The promotion system implemented through SE Resolution No. 482/15 consists of an increase in the remuneration of variable costs upon the meeting of certain conditions.

The “Production” promotion consists of a 15% or 10% percent increase in the remuneration of variable costs of thermal units operating with liquid fuels and gas/coal, respectively, as from the moment its accumulated production during the calendar year exceeds by 25% or 50% its production capacity with the applicable fuel and for its actual power capacity.

The “Efficiency” consists of the acknowledgment of an additional remuneration equivalent to the variable cost remuneration for the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. Comparisons will be made on a quarterly basis. In the case of higher consumptions, the base remuneration is not affected by variable costs.

Specific consumption reference values are as follows:

Generating Unit	Natural Gas	Alternative Fuels (FO/GO/CM)
	Kcal/kWh	Kcal/kWh
TG	2,400	2,600
TV	2,600	2,600

vi.   2015-2018 FONINVEMEM Resources:

Pursuant to the provisions of the 2015-2018 Agreement, SE Resolution No. 482/15 included a specific contribution, the 2015-2018 FONINVEMEM Resources, destined to the execution of works under such system. 2015-2018 FONINVEMEM Resources will be allocated to generators participating in projects approved or to be approved by the SE.

Specific contributions will be automatically allocated by CAMMESA retroactively as from the economic transactions for the month of February 2015 and until December 2018 to each applicable generating agent as from the execution of the relevant construction and supply agreements. Pursuant to SE Resolution No. 482/15, timely assigned 2015-2018 FONINVEMEM Resources do not create acquired rights for the generator and, in case of breach of the construction and/or supply agreements, such resources may be reassigned by the SE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The 2015-2018 FONINVEMEM Resources values are as follows:

Technology and scale	2015-2018 Investment Resources ($/MWh)
TG units with power capacity (P) > 50 Mw	15.8
TV units with power capacity (P) < 100 Mw	15.8
TV units with power capacity (P) > 100 Mw	15.8
HI units with power capacity (P) between 30 Mw and 120 Mw	6.3
HI units with power capacity (P) between 120 Mw and 300 Mw	6.3

vii.           2015-2018 FONINVEMEM Direct Remuneration:

It consists of the recognition of an additional remuneration to units installed under the 2015-2018 FONINVEMEM scheme equivalent to 50% of the Direct Additional Remuneration. The term for the recognition of such remuneration will begin with the unit's commercial commissioning and extend for a term not exceeding 10 years.

This remuneration makes up the whole remuneration collectable by generators under the WEM, after discounting the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by said agents.

Payment Priority

Two new payment priorities have been established, excluding to such effect the application of SE Res. No. 406/03: (i) the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration will be canceled in the first place; and (ii) the Additional Remuneration will be canceled in the second place.

However, it is established that CAMMESA —based on what is provided for by the SE— should accommodate this priority to the applicable criteria, that is, to SE Res. No. 406/03 itself.

As regards the priority in the settlement of the above-mentioned remuneration, it was provided that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4 of SE Res. No. 406/03.

The remuneration of frequency regulation and short-term reserve services will have the same priority as that set forth in Section 4.d of SE Res. No. 406/03, and the additional remuneration allocated to the trust, the same as that contemplated in subsection c) of said resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Through SE Note No. 4858/13, the SE instructed CAMMESA to implement a payment priority mechanism in favor of generators adhering to SE Resolution No. 95/13 in order to keep a liquidity level similar to that prior to the passing of such Res. To such effect, CAMMESA will:

         i.       Account for the amounts directly received from Large Users;

        ii.       Allocate such amounts to cover the remuneration due to generators by distributing such funds to cover: first, fixed costs; secondly, variable costs; and lastly, direct additional remuneration. The distribution will be made proportionally to each Generator’s relative share in each of said items.

Fuel Supply

It was provided that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers, with the exception of those trading electric energy under supply agreements having a differential remuneration scheme, in which case they may continue entering into fuel agreements to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, acknowledged freight costs, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of said costs, two conditions should be met: (i) on the Resolution’s effective date, costs should be recognized by CAMMESA; and (ii) said costs should result from contractual relationships taken on before the Resolution’s effective date.

Later on, and regarding the supply of fuel for generation purposes, SE Note No. 8152/13 instructed CAMMESA to call oil companies registered under the “Natural Gas Surplus Injection Promotion Program” and/or the “Program for the Promotion of Natural Gas Injection for Companies with Reduced Injection” for the supply of natural gas from the Northeast and Neuquén Basins.

Under SE Note No. 5129/13, CAMMESA was instructed to optimize fuel and generation dispatch considering actual purchase costs consistently with the conditions described by CAMMESA in the analysis previously sent to the Secretariat of Energy. This modification will result in a change in the current dispatch conditions and the mixture of fuels used for power generation.

Moreover, and in furtherance of the objective sought by SE Resolution No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it was provided that generation agents the energy and power of which have been committed under SE Resolution No. 1193/05 (FONINVEMEM), the WEM Supply Commitment under SE Resolution No. 220/07 and SE Resolution No. 1836/07, as well as under any other kind of energy supply agreement subject to a differential remuneration system —with the exception of agreements under the Energy Plus Service passed by SE Resolution No. 1,281/06— may not renew or extend their contracts with suppliers upon termination, the supply of such fuel thus becoming centralized in CAMMESA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to this provision, the availability of the generating unit shall be considered independently of fuel.

Within this framework, during September 2015 CAMMESA has interpreted that the provisions of SE Resolution No. 529/14 were applicable to the supply of CTLL's natural gas and, therefore, informed that, as from January 2016, it would stop recognizing the costs of such supply. This position entails that CAMMESA has ceased recognizing the 10% remuneration over such costs provided for in the “Master Agreement for the Closing of Loma de la Lata's Combined Cycle” entered into between the SE and CTLL. In view of this situation and in order to safeguard its rights, during November 2015 CTLL presented a claim prior to the filing of a complaint before the MPFIPyS.

Suspension of contracts in the MAT

A temporary suspension on the inclusion of new contracts into the MAT was provided (excluding those derived from resolutions fixing a differential remuneration scheme), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the new remuneration scheme's effective date will continue being managed by CAMMESA until their termination. As from such termination, Large Users should acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the SE.

Resolution’s Implementation Criteria

The categorization by CAMMESA of generation units pursuant to the scales set forth by SE Resolution No. 95/13 is detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Company	Generating unit	Technology	Power
CTG	GUEMTG01	TG	> 50 MW
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW
HIDISA	AGUA DEL TORO	HI	HI – Medium 120<P≤300
HIDISA	EL TIGRE	HI	HI – Low 0<P≤120
HIDISA	LOS REYUNOS	HI	HI – Medium 120<P≤300
HINISA	NIHUIL I	HI	HI – Medium 120<P≤300
HINISA	NIHUIL II	HI	HI – Medium 120<P≤300
HINISA	NIHUIL III	HI	HI – Medium 120<P≤300

b.     Energy Plus - SE Resolution No. 1281/06

The SE approved Res. No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (i) Demands below 300 KW; (ii) Demands over 300 KW with contracts; and (iii) Demands over 300 KW without contracts.

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Under such standard, CTG extended its generation capacity on 98.8 MWISO with the implementation of the generation unit LMS 100. CTG was the first WEM generator that provided the service of Energy Plus, for which executed several service agreements with Energy Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

Together with the approval by the MPFIPYS of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 98.0 MW.

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the operating marginal cost.

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

The SE, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users (with a power consumption above 300 KW) for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. These values imply a cap in pesos on the sales price authorized Generators may offer to provide the Energy Plus service.

Currently these values are $ 450/MWh for GUMA and GUME and $ 550/MWh for GUDI. Considering these values and the U.S. dollar exchange rate, the surplus demand purchase cost for a Large User (GUMA, GUME and GUDI) is currently similar to the Energy Plus generation cost in U.S. dollars; therefore, as they are unable to lower their prices and reach these values, generators are losing contracts, as clients prefer not to renew them, thus obliging generators to sell their energy and power capacity in the spot market, with the resulting decline in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Finally, under that established in Art. 6 of Res. SE 482/15, and with the agreement of the generators of Energy Plus, the energy delivered to the spot market and the uncommitted power available in Energy Plus contracts in force in each period will be paid under the criteria established by Res. SE 482/15, being the cost of fuel provided by CAMMESA out of the transaction.

c.     Supply contracts WEM- Resolution SE No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into “WEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the TV unit, and the combined cycle started to operate on a commercial basis. Electricity generated by TV may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to SE Res. No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the TV may be marketed thereunder.

On October 27, 2014, the Addendum to CTLL’s Supply Agreement was extended until the termination, in the year 2021, of the WEM Supply Agreement pursuant to SE Resolution No. 220/07 entered into with CAMMESA.

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA (which makes up CTG´s assets after its merger with EGSSA and EGSSAH) was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to SE Res. No. 220/07. As from such date, the power produced is marketed in whole pursuant to the provisions of such agreement.

d.     Receivables from WEM generators

As of December 31, 2015 and December 31, 2014, the Company, through its generation subsidiaries, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 1.016 and $ 797.4 million, with an estimated recoverable value of $ 978 and $ 745.6 million, respectively. Below its integration are detailed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

a.       LVFVDs pursuant to SE Resolution No. 406/03 2004-2006. They have been assigned to FONINVEMEM in the amount of $ 53.6 million and $ 66 million including interest, and their estimated recoverable value amounts to $ 46.9 million and $ 54.8 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/03 2008-2011. They have been allocated to the “2014 Agreement” in the amount of $ 480.1 million and $ 408.5 million including interest, and their estimated recoverable value amounts to $ 480.1 million and $ 397.8 million, respectively.

c.       LVFVDs pursuant to SE Resolution No. 406/03 2012-2013 and SE Resolution No. 95/13. These have been allocated to the “2014 Agreement” in the amount of $ 403.3 million and $ 228.6 million including interest, and their estimated recoverable value amounts to $ 371.9 million and $ 198.8 million, respectively

d.       LVFVDs for Maintenance Remuneration in the amount of $ 79.1 million and $ 94.3 million, respectively, bound to cancel the funding approved by the SE previously authorized for maintenance work. They have been valued at their nominal value plus interest, net of advances received partial funding under CAMMESA detailed in note 20, except in the case of HIDISA and HINISA, which are subject to approval by the SE and, therefore, these Companies have decided to recognize this remuneration as income for the period in which the approval for the maintenance is verified, until reaching the amounts approved by the SE.

Regarding the 2015-2018 FONINVEMEM Resources, as at the date hereof generating subsidiaries have advanced in the study of projects seeking to obtain, with the prior SE approval, the automatic allocation of specific contributions which as of December 31, 2015 amount to $ 92,8 million. However, the change in administration in December 2015 prevented the execution of such agreements. Proceeds from the 2015-2018 FONINVEMEM Remuneration will be acknowledged as from the approval of the investment projects and the allocation of the specific contributions.

WEM Supply Commitment Agreements – SE Resolution No. 724/08

Pursuant to such resolution, on December 9, 2008 CTLL entered into a Master Agreement with the SE whereby it undertook to conduct an extension project for the closing of the combined cycle of its generation plant, which would be partially financed through the collection from CAMMESA of its LVFVDs accumulated between January 1, 2008 and December 31, 2010 corresponding to subsection c) of SE Res. No. 406/03, as well as the LVFVDs from other WEM generators wishing to assist in the project.

Furthermore, on April 14, 2009, CTLL entered into an Electric Power Supply Agreement with CAMMESA pursuant to such resolution and the Master Agreement.

During the months of May 2009 and June 2010, CTLL entered into several receivables assignment agreements with other WEM generators (including its subsidiaries HINISA, HIDISA, CTG and CPB) regarding their LVFVDs accumulated between January 1, 2008 and December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to such agreement, CTLL has collected from CAMMESA all receivables accrued during fiscal year 2008 and has entered into several assignments with other generators for a total amount of $ 51.2 million during 2010 and 2011.

Upon the breach by CAMMESA of the commitments undertaken under the Supply Agreement and the Master Agreement resulting from the lack of payment of the LVFVDs issued by CAMMESA to CTLL and the other generation agents expressing their decision to allocate their LVFVDs to the execution of CTLL's CC closing project, and after all administrative remedies had been exhausted, on June 28, 2013, CTLL brought a legal action to safeguard its rights.

During the month of April 2014, CPB applied all of the LVFVD accumulated between January 2008 and December 2010, including accrued interest, to cancel the loan with CAMMESA as detailed in Note 20 - CAMMESA Financing II.

Afterwards, CTLL filed a petition before the intervening Court requesting the suspension of judicial proceedings pursuant to the commitments undertaken under the 2014 Agreement to allow for the collection of the pending LVFVDs. On November 9, 2015, the Court granted a new suspension of the proceeding for a term of six months.

2008 – 2011 Agreement

On November 25, 2010, the power generation subsidiaries together with other generating agents executed the 2008 – 2011 Agreement, the main purposes of which were as follows: i) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the pending LVFVDs for the 2008 - 2011 period.

Pursuant to that and in order to perfect the 2008 - 2011 Agreement, on April 1, 2011, the Company and its generating subsidiaries entered into a new agreement with the SE whereby they undertook to conduct a project for the installation and expansion of a new power generation plant (Instrumentation Agreement). The project, which involved CTP, owned by EGSSA (which makes up CTG’s assets after the merger of both companies), would be developed in two stages, upon the completion of which the total installed power would amount to 45 MW.

The Instrumentation Agreement provided for the payment of the LVFVDs accrued in favor of the signatory generators during the 2008 – 2011 period and not included under SE Res. No. 724/08 up to a total amount which not exceed 30% of the project’s amount.

On October 17, 2011, CAMMESA submitted to the consideration of the SE the report drawn up by the Technical Group regarding the execution of the first stage of the project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Upon the breach by CAMMESA of the commitments undertaken under the Instrumentation Agreement resulting from the failure to cancel the undersigned generators' LVFVDs for the 2008-2011 period not committed under SE Res. No. 724/08, which represented 30% of the amount of the investment made to execute the first stage of the project, and after all administrative remedies had been exhausted, on June 28, 2013, CTLL CPB, CTG and HIDISA brought a legal action in order to safeguard their rights.

The plaintiffs filed a petition before the intervening Court requesting the suspension of judicial proceedings pursuant to the commitments undertaken under the 2014 Agreement in order to allow for the collection of the pending LVFVDs. On September 23, 2015, the Court granted a new suspension of the proceeding for a term of six months.

Modification of the Final Agreement for the Readjustment of the WEM (the “Final Agreement”) – FONINVEMEM

SE Res. No. 1261/12 approved a 25 MW and 19.01 MW power increase in the amount of US$ 11.9 million and US$ 10.1 million plus VAT respectively for TMB and TJSM's plants, and authorized the amendment of the Final Agreement, in furtherance whereof two companies (TMB and TJSM) were organized, as well as the modification of the equity interests in said companies (funding for the works would be provided by generators and not by the National Government), among other modifications.

SE Note No. 5568/13 instructed CAMMESA to call for agents making up TMB and TJSM to turn the commitments taken on pursuant to SE Res. No. 1261/12 into irrevocable commitments pursuant to the terms of the Addendum to the Final Agreement included in said note.

The Addendum to the Final Agreement stipulates that generating agents should contribute their LVFVDs generated during the 2008-2011 period up to the amounts necessary to cover the amounts corresponding to the above-mentioned power expansion.

TMB and TJSM’s power-generating shareholders adhering to the call will receive an equity interest in said companies pro rata their respective LVFVDs’ participation in the whole capital allocated to the construction of the plants, including the investment necessary for power expansion.

As from the Addendums to the WEM Supply Agreements' effective dates, the 2008-2011 LVFVDs committed to the payment of additional power will be returned to participating generators, converted into U.S. dollars, upon actual payment of the additional power through the application of the 2004-2006 LVFVDs and in the same number of installments pending as from such Addendums' effective dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

CTG, HIDISA, HINISA and CPB adhered to the call, and CAMMESA informed of such decision to the SE through Note B-84261-1. This note states that not all TMB and TJSM’s power-generating shareholders have adhered to the call, and, consequently, these companies would be entitled to a proportional increase over the non-adhering generators’ portion. However, as at the issuance hereof, no progress has been made in the implementation of the operations contemplated in SE Res. No. 1261/12.

Since the LVFVDs accrued in favor of the subsidiaries during the year 2011 were committed under the 2008-2011 Agreement, on September 30, 2013, subsidiaries CTG, HIDISA and HINISA offered CTLL to partially terminate the assignments of LVFVDs perfected pursuant to the applicable executed receivables assignment agreements, for up to the amounts committed pursuant to SE Resolution No. 1261/12 and SE Note No. 5568/13 which, as at the termination date, amounted to $ 8.1 million plus VAT, and the amounts resulting from the right to a proportional increase pursuant to the provisions of the generating companies’ Bylaws, and CTLL accepted the proposal.

New Generation Project. 2014 Thermal Generation Availability Increase Agreement.

On September 5, 2014, the Company, together with its generation subsidiaries (the “Generators”) executed  a new thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources (the “2014 Agreement”).

Conditional upon the meeting of certain precedent conditions precedent, the 2014 Agreement provided for an enhanced generation capacity in CTLL’s Plant by incorporating two 8 MW each engine generators and one 105 MW high-efficiency gas turbine, with an estimated investment of $ 930 million (jointly, the “Project”).

The Project is funded by CAMMESA up to an amount equivalent to: i) the LVFVDs issued pursuant to SE Resolution No. 406/03 and not committed under other agreements; ii) the receivables from the Additional Remuneration to the Trust issued until December 31, 2015 pursuant to SE Resolution No. 95/13 and amendments (jointly, the “Receivables”); and well as with the contribution of CTLL’s own funds.

In order to guarantee that funds equivalent to the Receivables will be allocated to the Project’s execution, such funds will be transferred to a fund to be created by CAMMESA at the SE’ direction.

The SE will instruct CAMMESA to include the remuneration acknowledgeable for this new generation within the WEM’s economic transactions. In this sense, the remuneration for power equivalent to the percentage representing the amount of the Receivables to be allocated to the Project by Generators over the total funds destined to the Project will be remunerated pursuant to SE Resolution No. 95/13 and amendments. In turn, the remuneration for power equivalent to the percentage representing CTLL’s own contributions additional to the Receivables over the whole funds allotted to the Project will be remunerated through a WEM Supply Commitment Agreement pursuant to SE Resolution No. 220/07.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On October 27, 2014, Generators and the SE entered into a Supplementary Agreement setting forth the specific conditions applicable to the Project’s execution. The most important aspects of the agreement are indicated below:

•         The subscription of a Financing and Assignment of Secured Receivables Agreement with CAMMESA that would allow the financing of the Project’s works (the “Financing”). The financing will be cancelled, at CTLL’s option, through a cash payment or through the offsetting with receivables.

•         The LVFVDs committed by generators to CTLL’s CC Closing Project and to CTP’s project outstanding as at the date hereof (hereinafter, the “Outstanding LVFVDs”) will be considered CTLL’s own capital in order to determine the power to be remunerated under the WEM Supply Agreement pursuant to SE Resolution No. 220/07.

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

Based on the commitments undertaken pursuant to the 2014 Agreement, and as the Financing will be secured with receivables from subsidiaries and a final cancellation is foreseen, at CTLL's option, either in cash or by its offset with Receivables, on November 26, 2014, CTLL entered into new Receivables Assignment Agreements with CPB, CTG, HINISA and HIDISA involving their LVFVDs for their allocation to the Project. SE No. 406/03 for the 2008-2013 period and LVFVDs issued as Additional Remuneration to be allocated to the Trust pursuant to SE Resolution No. 95/13 and amendments for the 2013-2015 period, plus interest.

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

On December 3, 2014, CTLL entered into an Equipment Supply Agreement and an agreement for the building of a new electric generation plant on a turnkey basis to install a 105 MW high-efficiency gas turbine.

Furthermore, on September 18, 2015, CTLL entered into the necessary agreements for the installation of the MAN engines with ManDiesel & Turbo and with Empresa Walter Rittner S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As at the issuance hereof, CTLL has received financial advances in the amount of $ 735.7 million pursuant to the Financing and Receivables Security Assignment Agreement.

2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration

On July 2, 2015, the Company and its power generation subsidiaries entered into the "2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration" (the "2015-2018 Agreement"). The 2015-2018 Agreement aims to expand SADI's installed capacity through the execution of new generation projects to be financed with: (i) the LVFVDs resulting from the application of SE Resolution No. 406/03 and not committed under other agreements; (ii) the charges for the Additional Remuneration committed to the Trust; (iii) a new  charge to be accrued in favor of generating agents executing the 2015-2018 Agreement, which will be regulated by the SE (the “2015 -2018 FONINVEMEM Resources”) (in this respect, items (i), (ii) and (iii) will make up the “Committed Receivables”), and (iv) possibly, the generating agents and/or the National Government's Additional Contributions.

In the case of the Additional Remuneration committed to the Trust and the 2015 -2018 FONINVEMEM Resources, all amounts accrued and to be accrued between February 2015 - December 2018 period (and not committed under other agreements) will be bound.

Any possible Additional Contributions to the Committed Receivables will be repaid through the execution of a supply agreement with the new power plants' MEM as from the commercial commissioning of each new Project. The remuneration for the power capacity equivalent to the percentage of the Committed Receivables allocated by the generator to the Project over the whole funds destined to the Project will be determined pursuant to the scheme provided by SE Resolution No. 95/13 as amended by SE Resolution No. 529/14 and SE Resolution No. 482/15 or any other provision superseding it.

The National Government's shareholding in the Project will be equivalent to the whole allotted funds less the percentage corresponding to the Committed Receivables and each generator's Additional Contributions over the whole allotted funds. Power generation companies will have an equity interest equivalent to the whole funds allotted to the Project less the National Government's shareholding.

Even though the Company and its generation subsidiaries have entered into the 2015-2018 Agreement and made progress in the study of the projects executable under such scheme —consisting of the expansion of CTLL's generation installed capacity through the installation of a new high-efficiency TG (105 MW) and investments in renewable energies— the change in administration in December 2015 prevented the company from entering into the specific project execution agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.2 Transmission

In order to regularize the remuneration adjustment effective a from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the SE and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

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

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of $ 324.8 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of $ 785.8 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Mutuum (Loan) Contracts for the implementation of the 2013 and 2014 Renewal Agreements (the “New Mutuum Contracts”), which stipulated as follows: i) that the Mutuum Contracts, together with their Addendums I, II and III timely executed with CAMMESA, would be deemed duly performed; ii) the granting to Transener and Transba of a new loan in the amount of $ 622.2 million and $ 240.7 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the executed New Mutuum Contracts.

On March 17, 2015 Transener and Transba executed with CAMMESA Addenda to the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant new loans in the amounts of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the SE and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

On September 17, 2015, Transener and Transba entered into Addenda to the Renewal Agreements with the SE and ENRE approving the 2015 Economic and Financial Projection; providing for an investment plan for the year 2015 in the amount of $ 431.9 million and $ 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

 On November 25, 2015, Transener and Transba executed the new Loan Agreements (the New Agreements) with CAMMESA stipulating the granting of financing in the amount of $ 508,9 million and $ 317.6 million to Transener and Transba, respectively, corresponding to: i) credit claims acknowledged by the SE and the ENRE for cost variations during the December 2014-May 2015 period; and ii) amounts corresponding to Additional Investments provided for in the Addendums to the Renewal Agreements. Additionally, the assignment as security of credit claims for increased costs as of May 31, 2015 was agreed pursuant to the Instrumental Agreement's Renewal Agreement with the purpose of paying off the amounts receivable within the scope of all the new executed Loan Agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2015, the results generated by the recognition of costs by the SE and the ENRE up to the amounts collected through mutual contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 908.1 million and $ 601.5 million, as well as accrued interest for $ 139.5 million and $ 200.9 million for the year ended December 31, 2015 and 2014, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 418.1 million and $ 248.5 million, and interest income amounting to $ 36.9 million and $ 80.5 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

2.3 Distribution

Edenor is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a public bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, EDENOR shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the service or the service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1 Electricity rate situation

2.3.1.1 Adjustment Agreement entered into between Edenor and the Federal Government

On September 21, 2005, Edenor entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i)         The implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)       The requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

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

vi)     The implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)    The adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)  The waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Said agreement was ratified by the Federal Executive Power by means of executive order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provided for the following:

i.         A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii.        An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii.      Implementation of the MMC set forth in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage would be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv.      Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v.       Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts associated with the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi.      Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Res. SE No. 434/2007 provided, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

2.3.1.2 RTI

On July 30, 2008, the SE issued Resolution No. 865/08 which modified Resolution No. 434/07 and provided that the electricity rate schedule resulting from the RTI would go into effect in February 2009, which, due to the non-compliance therewith, has been resumed as from the issuance of Resolution No. 7 of the MEyM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The ENRE began the Tariff Structure Review Process with the issuance of Resolution No. 467/08. On November 12, 2009, Edenor made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, Edenor made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule, filing a Preliminary Administrative Action before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof in October 2012. In Edenor’s opinion, this claim has come to an end due to the issuance of SE Resolution No. 250/13 dated May 2013.

Additionally, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/15, and reiterated the request on February 16, 2016 due to the revocation of SE Resolution No. 32/15, as indicated below.

By means of MEyM Resolution No. 7/16, SE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI so that the rates resulting therefrom will come into effect before December 31, 2016.

Although in the last years, the Grantor of the Concession adopted palliative measures to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

In Edenor’s opinion, the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues include, among other, the following:

i.         The treatment to be given to the remaining balances received for the fulfillment of the Investment plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE,

ii.        The conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of Resolution 32/15, for which purpose Edenor has submitted a payment plan,

iii.      The treatment to be given to the Penalties and Discounts determined prior and subsequent to the Adjustment Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 2: (Continuation)

The Penalties and Discounts are determined by the ENRE when Edenor fails to comply with certain quality parameters stipulated in the Concession Agreement. The non-compliance with those parameters is indirectly caused by the insufficiency of the necessary funds to be allocated to the investments that would allow for the maintenance of the initially agreed-upon quality levels, due to the lack of a timely and proper adjustment of the Electricity Rate Schedule. In Edenor’s opinion the generation and accumulation of unpaid balances for this concept are not attributable to the Distribution Company inasmuch as the inaction and discretionary decisions of the Grantor of the Concession in the past have led to the deterioration of Edenor’s economic and financial equation, thus preventing it from complying with its basic and elemental obligations for the provision of the public service.

iv.      The establishment, on a mutually agreed basis, of new quality levels and a system of Penalties and Discounts that provides for an adequate transition period for the effective application of the new conditions,

v.       The termination and liquidation of the FOCEDE in order to reach an agreement on the treatment to be given to the obligations assumed by the Fund and the transfer thereof to the trustee and beneficiary.

2.3.1.3 Electricity rate schedules

The SE issued Resolution No. 1.169/08 which approved the new seasonal reference prices of power and energy in the WEM. Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s distribution added value.

The purpose of the PUREE created by SE Resolution No. 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, SE Resolution No. 1,037/07, ratified by SE Note No. 1,383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom the amounts paid by Edenor as Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the FNEE.

By means of MEyM Resolutions Nos. 6/16 and 7/16, as from February 1, 2016 the current electricity rate schedule of Distribution companies is readjusted within the framework of the RTT, which is not an electricity rate schedule resulting from the RTI process but rather the adaptation of the existing one to the semiannual readjustment that was pending.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1.4 Resolution MEyM No. 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/16 the WEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

-          Power: $ 1,427.60/MW month
-          Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the social tariff, the prices are as follow:

-          Monthly consumption of up to 150 Kwh/month. $ 0,00 / Mwh.

-          Monthly consumption exceeding 150 kwh/month:

              i.            If it is equal to or lower than the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

            ii.            If it is higher the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices which, together with those for power, are to be applied to the respective electricity rate schedules.

2.3.1.5 Resolution MEyM No. 7/16 and its effects

By MEyM Resolution No. 7/16 the Regulatory Authority for the ENRE is instructed to adjust, the distribution added value in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

Furthermore, the aforementioned resolution provided for: (i) the cancellation of the PUREE (Note 2.3.16); (ii) the revocation of Energy Secretariat Resolution 32/15 as from the date on which ENRE Resolution that implements the electricity rate schedule comes into effect (Note 2.1.3.4 and 2.3.1.9); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the distribution companies and CAMMESA (Note 2.3.1.8); (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/2012 (Note 2.3.1.7); (v) the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement.

2.3.1.6 PUREE - MMC

On May 7, 2013, the SE issued Resolution No. 250/13 and subsequent notes, whereby it:

  Authorized the values of the adjustments resulting from the MMC for the period May 2007 through January 2015, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

  Assessed the Company’s debt as of December 31, 2015 deriving from the application of the PUREE for the period May 2007 through January 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

  Authorized Edenor offset until December 2014 the debt indicated in paragraph ii) against and up to the amount of the receivables established in paragraph i), including interest, if any, on both amounts.

  Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph iii) has been carried out.

  Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the WEM.

  Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes No. 6,852/13, 4,012/14, 486/14 and 1,136/14 respectively.

Additionally, and in accordance with sections 8 and 9 of SE Resolution No. 250/2013 –which recognize the Company’s right to apply to the payment of its debts with the MEM the amount receivable deriving from the MMC for economic transactions, with charge to the Unified Fund– Edenor transferred in lieu of payment the trade liability it has with CAMMESA for energy purchases by applying the balance of the MMC receivable recognized by the ENRE, but not offset, in the periods covered by SE Resolution No. 250 and the extensions thereof.

The impacts of SE Resolution 250/13 and subsequent Notes on the statement of financial position are summarized below (in thousands of pesos):

	2013	2014	2015	Total
Other receivables - MMC	2,978,582	2,271,927	186,596	5,437,105
Other receivables - net interest MMC - PUREE	197,510	157,786	(309)	354,987
Other payables - PUREE	(1,661,105)	(574,010)	10,619	(2,224,496)
Trade payables - CAMMESA	(1,152,266)	(2,218,424)	(196,906)	(3,567,596)
	362,721	(362,721)	-	-

Furthermore, in November 2015, the SE issued Notes No. 2.097 and 2.157, which ordered the application of the MMC percentages of 6.20% and 9.05% as from May 1 and November 1, 2015, respectively.

As of December 31, 2015, Edenor recognized a total of $ 364.9 million for the aforementioned concept.

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan (a system that rewards energy-saving efforts and results in a reduction of the previously mentioned wholesale electricity seasonal price), comes into effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1.7 ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the MEyFP, 2 from the MPFIPyS, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as trustor, and Nación Fideicomisos S.A., as trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution ENRE No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, Edenor and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market, in accordance with the public offering system authorized by the CNV, for a nominal value of up to $ 312.5 million. The proceeds will be used to pay Edenor’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private Badlar rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In this regard, said agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the trust agreement duly signed. Moreover, and in view of the fact that up to now the only income of the trust derives from Edenor’s contributions and, also, that the VRD have accrued interest that will have to be paid by the trust assets, Edenor has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

Additionally, on January 3, 2014, by Resolution No. 3/2014 of the MPFIPyS, it was established that the investments to be made with the funds of the FOCEDE will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution No. 347/12 as well as to electricity distribution companies Edenor and Edesur.

By Resolution No. 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the SE, one representative of the Public Works Secretariat, both under the authority of the MPFIPyS. The Economy and MEyFP and the National Comptroller’s Office will also be invited to participate.

In this regard, by Resolution No. 2 dated January 29, 2016, the ENRE resolved to discontinue as of January 31, 2016 the current trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed Edenor to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a works plan, identifying which works of such plan will be financed with the funds received.

By MEyM Resolution No. 7/2016, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to Edenor, in the name and to the order of the Unified Fund of Law No. 24,065, as well as to adopt the necessary measures to terminate the Trusts.

At the date of issuance of these financial statements, Edenor is taking steps aimed at the termination of the trust and the transfer of the remaining trust assets. ..

2.3.1.8 Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the RTI, which will make it possible to restore the economic and financial equation of the concession, Edenor lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, Edenor has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution No. 347/12 (Note 2.3.1.7) and SE Resolution 250 (Note 2.3.1.6), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The obligations deriving from this assistance are classified as other payables and the related costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA shall suspend -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new works plan will be exclusively financed with the funds collected from customers.

The loans for consumption (mutuums) granted up to December 31, 2015 are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the MPFIPYS and the fact that the funds of the FOCEDE were insufficient to cover the estimated disbursements under the investment plan, Edenor has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SE, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution ENRE No. 347/12, mentioned in caption 2.3.1.5 of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 159.4 million.

In the current fiscal year, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2015, the debt related to this concept amounts to $ 1.1 billion (comprised of $ 923.6 million principal and $ 176.2 million in accrued interest) which is disclosed in the other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the WEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, Edenor does not have any amount receivable with the WEM.

2) Higher salary costs

On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor in order to pay the higher salary costs indicated in Note 6.2.2. The aforementioned agreement was entered into on July 10, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The agreement will would be guaranteed by Edenor with the assignment of the future surplus LVFVD to be issued, as a result of the application of SE Resolution No. 250/13, as described in Note 2.3.1.3. At the date of issuance of these financial statements, Edenor does not have any surplus LVFVD.

The aforementioned SE Resolution No. 32/15 (Note 2.3.1.9) resolves that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this Loan for consumption (mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, Edenor made the pertinent recordings, fully canceling the $524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which is disclosed in the “Recognition of income on account of the RTI – SE Resolution No. 32/15” line item of the statement of comprehensive income , and a positive result of $ 29.3 million, related to interest accrued, which is disclosed in the “Financial expenses” line item of the statement of comprehensive income .

2.3.1.9 Resolution 32/15

The SE issued SE Res. No. 32/15, whereby it:

i.           Grants a temporary increase in income to Edenor S.A. effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

ii.          Provides that, as from February 1, 2015, the funds related to the PUREE to which SE Resolution No. 745/05 refers will be regarded as part of Edenor’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

iii.         Authorizes Edenor to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, on both concepts.

iv.         Instructs CAMMESA to issue LVFVD in favor of Edenor for the surplus amounts in favor of Edenor, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by Edenor under the Loans for consumption (mutuums) granted for higher salary costs.

v.           Instructs CAMMESA to implement a payment plan to be defined with Edenor, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

vi.          Establishes that Edenor will neither distribute dividends nor use the income deriving from that which has been detailed in caption i) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the WEM, the payment of salaries of Edenor’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

vii.            Provides that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of the resolution’s clauses.

The impacts of SE Resolution No. 32/2015 on the statement of comprehensive income are summarized below (in thousands of pesos):

		2015
Other income
Additional increase from the difference between the electricity rate schedules (February-June/15) (1)	a)	3,961,378
Funds obtained from the PUREE	b)	568,220
Decrease in loans for consumption (Mutuums) granted for higher salary costs	d)	495,516
Higher cost recognition	c)	551,498
Total other income		5,576,612

(1)       As of December 31, 2015, the balance pending collection amounts to $ 650.9 million. At the date of issuance of this financial statement, there is neither balance collection.

As of December 31, 2014 CAMMESA had claims against Edenor for net late payment charges and compensatory interest for a total of $ 214 million, which were not recorded by Edenor in the framework of IAS 37 provisions, because in its opinion they were not attributable to Edenor.

Additionally, and as established by the SE through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  In that regard, on July 22, 2015, the new owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions iii) and iv) and the documents supporting that which had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the statement of comprehensive income.

As from February 1, 2016, by MEyM Resolution No. 7/16, the aforementioned SE Resolution No. 32/15 was repealed and the application of the new electricity rate schedules came into effect. Additionally, and in relation to that which has been detailed in the preceding caption g) and as indicated in section 14 of SE Resolution No. 32/15, Edenor has requested the suspension of the procedural time-limits, about which no decision has yet been made by the Court.

2.3.2 Framework agreement

On January 10, 1994, Edenor, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which Edenor is to supply electricity to low-income areas and shantytowns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On July 22, 2011, Edenor, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the new Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by Resolution No. 247 of the MPFIPyS.

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

Due to the fact that at the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized in fiscal year 2015.

2.3.3 Penalities

2.3.3.1 General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2015 and 2014, Edenor has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates. Additionally, Edenor has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008 by Resolutions No. 324/08 and No. 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement.

With regard to the Penalties and Discounts subsequent to the Adjustment Agreement, adjusted in accordance with the temporary tariff structure and the adjustments established by the electricity rate schedules subsequently applied (Resolutions No. 324/08 and No. 628/08), as of December 31, 2015 they have been estimated based on Edenor’s estimate of the outcome of the previously described RTI process.

Furthermore, as of December 31, 2015, Edenor Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 2: (Continuation)

2.3.3.2 Compensation payable to Customers

Based on the provisions of ENRE Resolution No. 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2015, an amount of $ 75.9 million of such total has been reimbursed to customers, based on consumption recorded.

2.3.3.3 Discounts to customers

Edenor began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.3.1.1.vii), for $ 152.2 million. Edenor finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 33.7 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service.

As of December 31, 2015, the liability for this concept amounts to $ 125.8 million, which is disclosed in the Current trade payables account.

2.3.3.4     Payment agreements

From May, 2014 through December 31, 2015, Edenor entered into three payment plan agreements with the regulatory agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2015, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to $ 167.3 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, Edenor entered into two payment agreements for a total of $ 18.7 million, plus interest. As of December 31, 2015, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 19.1 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the other payables account within current and non-current liabilities.

2.3.4 Stabilization factor

By Note No. 2883 dated May 8, 2012 (reference Resolutions MEyFP No. 693/11 and MPFIPyS No. 1,900/11), the SE has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

In this regard, by Note No. 119,098 dated January 18, 2016, the ENRE ordered the withdrawal from the stabilization system of all the users who were included therein, starting with the first bill preparation and issuance to be made in 2016.

2.3.5 Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted Edenor the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

Edenor may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

2.4 Oil and gas

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

d)    Awarding of areas

Law No. 27.007 calls for the drafting of a model invitation to bid to be jointly made by the SE and the provincial authorities, to which all calls for bids made by law enforcement authorities should adhere, and introduces a specific criterion for the award of permits and concessions on incorporating the specific parameter of “greater investment or exploration activity” as defining in the case of tie bids according, as applicable, to the National or Provincial Executive Branch’s duly supported criterion.

e)     Canons and Royalties

The amended Argentine Hydrocarbons Law has updated the exploration and exploitation canons established by Executive Order No. 1454/2007. These canons may, in turn, be generally updated by the Executive Branch based on variations in the domestic market’s crude oil price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

j)      Restrictions on the reservation of areas to National or Provincial Government-Controlled Companies

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

k)     Conventional and Unconventional Hydrocarbon Investment Promotion Regime

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Law No. 27.007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$ 250 million direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$ 1,000 million amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution: (i) the right to freely market abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable, and (ii) the free availability of 100% of the foreign currency resulting from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum US$ 250 million entry of foreign currency into the Argentine financial market.

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

As at the issuance hereof, PEPASA has not submitted any investment projects under the Promotion Regime.

Gas Market

Gas Plus Program – SE Resolution No. 24/08

Under this program, the main atraction for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Natural Gas Surplus Injection Promotion Program (the “Program”)

On February 14, 2013 Resolution No. 1/13 was published in the Official Bulletin. This Resolution creates the Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

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

On July 15, 2015, the Committee approved Resolution No. 123/15 defining the Rules applicable to Acquisitions, Sales and Assignments of Areas, Rights and Interests under the Program, which provides that companies acquiring, selling or assigning areas, rights or interests should submit the applicable presentation within a term of 10 business days after the transaction is made.

PEPASA has filed the applicable documentation required by such Resolution and in accordance with the Addendum to the Investment Agreement entered into with YPF in the Rincón del Mangrullo area.

Finally, on January 4, 2016, Executive Order No. 272/15 was passed, which dissolves the Committee created pursuant to Executive Order No. 1277/12 and provides that the powers assigned to this Committee will be exercised by the MEyM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As a result the above-mentioned regulatory changes, a delay in the collection of compensations has been verified. As of December 31, 2015, accumulated income recognized under this item amounts to $ 696.5 million, out of which $ 546.8 million have accrued during this fiscal year. As of the issuance of these financial statements, PEPASA has collected 100% of the Program’s compensations for the March – April, 2015 period for a total amount of $ 244.7 million.

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

Finally, and with reference to the Petróleo Plus Program, on July 13, 2015 Executive Order No. 1330/15 canceling the Petróleo Plus Program and establishing the mechanism for the cancellation of incentives pending settlement was published in the official bulletin.

Crude Oil Production Promotion Program

On February 14, 2015, Res. No. 14/15 issued by the Committee was published in the official bulletin. This Resolution provided for the creation of the Crude Oil Production Promotion Program (the “Crude Oil Program”), which will be effective for a term of one year (extendable to another year).

Registration with this new Crude Oil Program is limited to subjects registered with the Oil Companies Registry, and requests may be submitted until April 30, 2015. The Crude Oil Program will be financed by the National Treasury.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

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

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and IFRIC. All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied the first phase of IFRS 9 “Financial Instruments” at the transition date.

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

These consolidated financial statements have been approved for issue by the Board of Directors dated March 9, 2016.

Comparative information

Balances as of December 31, 2014, included in these consolidated financial statements for comparative purposes, arise from the financial statements at that date. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1    Changes in accounting policies

4.1.1      New provisions, modifications and interpretations which are not yet effective and have not been early adopted by the Company

- IFRS 15, “Revenue from Contracts with Customers", was issued in May 2014 and amended in July 2015 and applies to any annual reporting period beginning on or after January 1, 2018. This standard specifies how and when revenues should be recognized, and identifies the additional information the Company should disclose in its financial statements. The standard provides a single, principles based five-step model which will be applied to all contracts with customers. The Company is currently analyzing its effects; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

- IFRS 9 – “Financial Instruments”: This modification, which was issued in July 2014, covers all the phases of the IASB project to replace IAS 39 - “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new provision supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. As at the transition date, the Company has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases.

- IFRS 16 - Leases On 13 January 2016, the IASB published IFRS 16, ‘Leases’, which replaces the current guidance in IAS 17. IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

Under IFRS 16 lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.  The IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

Accounting policies of subsidiaries have been modified, where necessary, to ensure consistency with the policies adopted by the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

e.            Joint Arrangements

The Company applies IFRS 11 “Joint arrangements” to all its joint arrangements. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations depending on each investor’s contractual rights and obligations. A joint venture is a contractual arrangement whereby the parties that have joint control on the arrangement have rights to the net assets of the arrangement. A joint operation is a contractual arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

g.     Participations in joint operations

The Company recognizes its direct right to the assets, liabilities, revenue and expenses in the different consortiums and joint venture for the prospecting, exploitation and production of hydrocarbons and its share of any jointly held or incurred assets, liabilities, revenue and expenses. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 4: (Continuation)

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

4.4      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation a less any accumulated impairment. Historical cost includes expenditure that are directly attributable to the acquisition of the items.

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

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Mining property is depreciated under the unit of production method in relation to proven and developed reserves and to prove and non-developed reserves.

Depreciation of other assets is calculated using the straight-line method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

The concession of Edenor, has a usesful life of 83 years, while the HIDISA and HINISA  has a usesful life of 30 years.

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

As of December 31, 2014 proceedings’conclusion datescannot be accurately foreseen, it has been determined that they have an indefinite useful life (See Note 20)

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost, which does not differ from its fair value less costs to sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.7      Assets for oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

4.7.1 Development tangible and intangible assets

Disbursements for the building, installation and completion of infrastructures such as platforms, pipes and the drilling of wells with demonstrated commercial viability are capitalized as Property, Plant and Equipment and as intangible assets, depending on their nature. PEPASA recognized as mining property 50% of the investments in wells relating to the commitments undertaken in the first two phases and 35% of the investments in Lajas Formation under the agreement with YPF for Rincón del Mangrullo, and the remaining 50% and 65% as wells. Additionally, part of the investments made in wells relating to the commitment undertaken with Petrobras for El Mangrullo was recorded as mining property. When commercially viable reserves are found, exploration and evaluation assets are tested for impairment and transferred to development tangible or intangible assets. During the exploration and evaluation phase, no depreciation expenses are recognized for Property, Plant and Equipment or intangible assets.

4.7.2 Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

4.7.3 Assets retirement obligation

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is recorded for this item at the estimated value of discounted payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.7.4 Depreciation

Assets related to oil and gas production are depreciated following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

The depreciation is adjusted by changes in the estimates of proved developed reserves when such changes arise. PEPASA performs reserves estimates reviews, which are certified by independent engineers at least once a year.

4.7.5 Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the book value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sale of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the CGUs of the existing producing fields that are located in the same geographical region.

4.7.6 Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the cost to sale of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified (CGUs).

4.8 Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

4.9.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates as of at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and date-specific exchange rate for foreign currency transactions.

4.9.3 Subsidiaries

All subsidiaries functional currency is the peso, so there are no effects of foreign currency translation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

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

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recognizing changes in fair value through profit or loss.

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of comprehensive income.

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

Generation, Oil and Gas and Holding

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

In the generation and Oil and gas segments, the Company accounts a provision for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

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

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

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

The CMM amounts receivables, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or Resolution.

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12 Inventories

Inventories are measured at the lower of cost and net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

4.13 Derivative financial instruments

Derivative instruments are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are revalued at their fair value.

The Company partially hedges its exchange rate risk through the execution of forward contracts denominated in U.S. dollars.

 The accounting method used to recognize the resulting profit or loss depends on whether the derivative has been specifically designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not formally designated privately negotiated derivatives as hedging instruments. Therefore, changes in their value are disclosed in “Foreign currency exchange difference”, under “Other financial results”.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing of each year.

During this fiscal year, the Company and its subsidiaries have traded: i) U.S. dollar purchase contracts with ROFEX for an amount of US$ 397.9 million at an average exchange rate of $ 12.137 to a U.S. dollar, with maturities between January and June 2016; ii) U.S. dollar sales contracts with ROFEX for an amount of US$ 21 million at an average exchange rate of $ 9.971 to a U.S. dollar and maturing in November 2015. In turn, the Company has entered into U.S. dollars future sales agreements with affiliates for US$ 70 million and US$ 21 million at an average exchange rate of $ 10.728 to a U.S. dollar and with maturities between January 2016 and June 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

On December 14, 2015, in order to regularize U.S. dollar futures trading operations and eliminate the risk of breach of or challenge to agreed operations and pursuant to the powers granted by Section 4 of the “Rules applicable to U.S. Dollar Futures and Option Contracts”, Mercado a Término de Rosario S.A. and Argentina Clearing S.A., through their Communications No. 518 and 657, resolved as follows:

•         To declare the “Operating Emergency of ROFEX Dollar Futures” regarding positions open as at December 14, 2015 on U.S. dollar futures contracts maturing up to and including June 2016 and agreed after September 29, 2015.

•         To provide, regarding U.S. dollar purchasing future positions as at December 14, 2015 maturing up to and including June 30, 2016:

a) the correction of the operation's original price by adding $ 1.25 per U.S. dollar for operations open as from September 30, 2015 and up to and including October 27, 2015;

b) the correction of the operation's original price by adding $ 1.75 per U.S. dollar for operations open as from October 28, 2015.

In furtherance of these measures, the Company renewed contracts for operations covered by the new price regulations. These modifications have had a negative economic impact of $ 18.8 million.

Additionally, through General Resolution No. 3,818, as amended by General Resolution No. 3.824 passed on December 23, 2015, the AFIP established a one-time withholding system applicable on the difference between the originally agreed price or that resulting from the novation resulting from the application of the “Declaration of Operating Emergency of ROFEX Dollar Futures” of each open contract and the “mark to market” adjustment price for the closing of trading operations on December 23, 2015. The fair value of contracts open as at December 31, 2015 amounts to a $   17.9 million liability position, which is disclosed under "Derivative Financial Instruments". These contracts are guaranteed with financial instruments with a fair value of $ 269.4 million and are disclosed under “Other current receivables”.

The economic impact of these operations resulted in a $ 471.8 million income, which is disclosed in “Foreign currency exchange difference”, under “Other financial results” of the Statement of Comprehensive Income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.15 Shareholder´s equity

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

b.     Additional paid in capital and other reserves

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

e.     Directors´option reserves

Corresponded to the reserve related to the share-based payments explained in 4.16 and Note 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

4.16 Share-based payments

Agreement assignment opportunities

The Company entered into an Opportunities Assignment Agreement by which the Directors undertook to offer, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The fair value of the services rendered in consideration of these warrants was recorded as an expense, and has been determined using the Black-Scholes-Merton model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount was determined by reference to the fair value of the granted warrants, against a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company received this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has used the valuation of the options issued to determine the compensation amount to be recognized during the life of the contract.

In Note 41 to the financial statements the conditions of compensation, terms of enforceability and the main variables considered in the valuation model is detailed.

Compensation agreement Value Company

PEPASA has granted to certain officers a compensation for services (payable in cash) based on the share value appreciation.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2. The fair value of the services received is measured through the appreciation of the share as from its initial public offering and includes both its intrinsic value (the share quotation value as at the closing date) and its value over time (the right to participate in future quotation increases until the date this right would be actually exercised). The Black-Scholes-Merton financial valuation model was used to make this estimate, and the enforceability of the remuneration was taken into consideration.

The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the resulting increase in liabilities, during the period in which employees have an unconditional right to payment. Liabilities are revalued on each balance date and at the settlement date. Any change in the fair value of liabilities is disclosed in profit or loss.

In Note 46 to the financial statements the conditions of compensation, terms of enforceability and the main variables considered in the valuation model is detailed.

4.17 Trade payables and other payables

4.17.1 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.17.2 Customer guarantees

Customer guarantees are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

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

Customer guarantees may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which EDENOR  is allowed to receive customer guarantees no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which EDENOR has with the customer.

4.17.3 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value against Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

4.17.4 Other payables

The recorded liabilities for the debts with the FOCEDE (Note 2.3.1.6), the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.3.3), the PUREE-related debts, and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on Edenor’s estimate of the outcome of the RTI process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

The compensation arrangements are recognized on the basis as described in Notes 4.16 and 4.27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The other liabilities recorded in other payables, including the Loans for consumption (Mutuums) with CAMMESA (Note 2.3.1.7), the Payment agreement with the ENRE (Note 2.3.3.4) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

4.18 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

4.19 Borrowing costs

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

4.20 Deferred revenues

Non-refundable customer contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18 “Transfers of Assets from Customers”, the assets received are recognized by Edenor as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

  i.          Customer connection to the network: revenue is accrued until such connection is completed;

ii.          Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

4.21 Employee benefits

Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

4.22 Provisions and contingencies

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

4.23 Revenue recognition

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.23.1 Revenue

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: they are recognized as accrued comprising energy made available and generated energy.

During this fiscal year ended December 31, 2014, upon the meeting of condition (iii) above, generating subsidiaries have recognized as income the fair value of the remuneration corresponding to the section c) Res. SE N ° 406/03 and the portion of the Additional Remuneration to be allotted to the Trust accrued during fiscal year 2013 and 2014. This change results from the execution of the 2014 Agreement on October 27, 2014, whereby CTLL have undertaken to conduct a new generation Project which will be partially funded by CAMMESA.

During this fiscal year ended December 31, 2015, HIDISA and HINISA  have not recognized the Maintenance Remuneration —which is to be allocated exclusively to the financing of major maintenance tasks— as income since the condition that the entities may probably receive the economic benefits associated with the transaction has not been met, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the SE and, therefore, there is no reasonable certainty that these companies will collect the generated receivables.

Additionally during this fiscal year, generating subsidiaries have not recognized revenues of Remuneration FONINVEMEM 2015-2018 until the approval of investment projects.

ii.     From the electricity distribution activity: Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of SE Resolution No. 347/12 (Note 2.3.1.7).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.23.2 Other Income

i.           Recognition of higher cost.

The recognition of higher costs (Note 2.3.1.6) not transferred to the tariff, as well as the recognition established by SE Resolution No. 32/15 fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution No. 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs (Note 2.3.1.6).

As for the income deriving from the funds to which SE Res. No. 745/05 refers (Note 2.3.1.6), it is recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15” and “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line items of the statement of comprehensive income as of December 31, 2015 and 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

ii.          Recognition of compensation for injection of surplus gas – Resolution No. 1/13

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, Under other operating income, in the comprehensive income (loss) statement.

4.23.3 Interest and dividend income

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.24 Income tax and tax on asset

4.24.1 Current and deferred income tax

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

4.24.2 Minimum notional income tax

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

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

4.25 Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.26 Assignments of use

The assignments of use in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating. At present, Edenor only has lease agreements that are classified as operating.

As assignor: The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

As assignee: The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

4.27  Variable Compensation to Certain Officers

PEPASA has granted its Corporate Directors an Annual Variable Compensation (the ‘EBDA Compensation’) for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year, as disclosed in the corresponding financial statements approved by the applicable General Ordinary Shareholders Meeting.

The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula

4.28 Assets classified as held for sale and associated liabilities

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

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

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment) and areas of exploration and exploitation of oil and gas (oil and gas segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

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

With the implementation of SE Resolution No. 95/13 and its amendment SE Resolution No. 529/14 —which defined a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity (Note 21.1.3), CPB´s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been modified.

As of September 30, 2014, CPB’s management reevaluated its discounted cash flows considering a revenue increase exceeding by 10% cost increases as from the year 2017 (on account of the recognition of cost mismatches in respect to past income) and that tariff increases will be granted to offset future cost increases.

The remaining assumptions are detailed below:

i.       Actual discount rate: 9.9%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 86% on average, considering the execution of major maintenance works in the generating units.

iv.   The collection of the maximum remuneration provided for fixed costs based on the provisions of item iii.

v.     The fulfilment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years and will receive CAMMESA’s permanent financing, which will be repaid under the conditions detailed in Note 20.1.3.

In the light of the above conclusions, CPB CGU’s value in use determined based on the present value of future net cash flows was $ 274.4 million higher than its book value. Therefore, CPB as of December 31, 2014 recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to $ 88.4 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to $ 57.5 million. The affected Property, Plant and Equipment items were: lands, buildings, machines and generation equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

At the date of these financial statements CPB has not identified any events or circumstances indicate that the book value as of December 31, 2015 may not be recoverable.

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

Due to the implementation of ENRE Resolution No. 1/16, which established an increase in income as from February 1, the projections concerning the recoverability of property, plant and equipment made by EDENOR, have been updated.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets as of December 31, 2015  is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.3.3, 2.3.5 and 2.3.6 to these financial statements, have also been considered. Edenor Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2017 as a result of the carrying out during 2016 of the RTI.

Edenor has made its projections under the assumption that it will obtain better electricity rates, in addition to the adjustments on account of the VAD provided for by Resolution No. 7/2016. However, due to the complexity of the RTI process Edenor Management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated at the date of preparation of these financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

The scenarios that have been considered are the following:

a) Scenario called Pessimistic scenario: in this scenario, Edenor assumes modest electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 4 years. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, Edenor assumes reasonable electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 10 years with funds deriving from a specific charge included in electricity bills. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, Edenor assumes increases in its remuneration, in addition to the ones recognized in the Intermediate scenario, as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption) is waived as part of the Concession Agreement renegotiation process. Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on experience and considering the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

In all the scenarios a different after tax discount rate (WACC) in pesos has been used for each year of the projection. For the first 5 years, the average of these rates is 31%.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs in accordance with the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measurements obtained so far are not sufficient to consider a sustainable recovery which can be confirmed with the conclusion of the RTI expected to be completed during 2016, and consequently evaluate the possible reversal of the impairment loss recognized by the Company during fiscal year 2011.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

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

5.4 Asset retirement obligation

The obligations relating to the decommissioning of wells after completion of the operations PEPASA´s management to make estimates about the costs of abandonment in the long-term and the time remaining until the abandonment. Notably, technology, costs and policy, security and environmental considerations are, continually changing, which may result in differences between the actual future costs and estimates.

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

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, Edenor Management records an allowance applying an uncollectibility rate for each customer category, tariff, customers included in the Framework Agreement, and customers not included in the Framework Agreement.

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

 (in Argentine Pesos (“$”) – unless otherwise stated)

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

5.7 ENRE Penalties and Discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2.

 5.8 Going concern status

The co-controlled company Citelec has prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to make as a consequence of the situation described in Note 42, as well as its impact on the financial statements of the Group.

The management considers that this uncertainty regarding its the company under common control Citelec does not affect its capacity to continue operating on an ordinary basis, as described in Note 42.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Crude oil and gas reserves estimates are an essential part of PEPASA’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

Reserves estimates have been prepared by PEPASA technical staff, and are based on the technological and economic conditions prevailing as of December 31, 2015 taking into consideration their economic evaluation and the expiration of the concession to determine their recoverability period.

These estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year.

There are numerous factors giving rise to uncertainty regarding the estimate of proven and not proven reserves and of future production profiles, prices and development costs, several of which are beyond the producer’s control. The reserves calculation procedure is a subjective process for estimating the crude oil and natural gas recoverable from the subsoil which involves a high degree of uncertainty. This reserves estimate is prepared based on the quality of the geological and engineering information available as at that date, as well as its interpretation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.1.1 Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between CTLL and the SE or EGSSA and the SE (actually merged with CTG), pursuant to Resolution No.  220/07, or CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the SE pursuant to Resolution No. 220/07. On the other hand, most of the financial debt of the subsidiaries of the Generation segment is denominated in pesos keeping a lower portion of debt denominated in US dollars (a 13.5% as of December 31, 2015 approximately), which exposes them to the risk of loss on a devaluation of the peso.

Therefore, as there is not a strong currency mismatch between the operating generation of funds and financial debt, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, in case such risk is not adequately hedged by business operations, as of December 31, 2015, CTLL has conducted forward transactions to purchase U.S. Dollars with pesos for US$ 72 million at an average exchange rate of $ 14.18 to a U.S. dollar, with maturities between January and June, 2016.

However, as the subsidiaries receive most of its income from CAMMESA, which during the past year has incurred in significant delays in its payment terms. A significant part of the transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. For the income from the Supply Contracts under Res. SE No. 220/07, this amount in pesos is collected from CAMMESA, on average, 100 days afterward, but the difference in the exchange rate is recognized by CAMMESA only until the expiration date, about 45 days. In case there is a strong devaluation between the billing and the collection date, as was the case during the months of January 2014 to December 2015, the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

Additionally, as part of the Work Technological Update 2015-2016, CPB assumed different commitments with foreign suppliers, which are mostly denominated in foreign currencies (mainly euros and dollars) and will be funded through mutual and Assignment in Guarantee Contract subscribed with CAMMESA during the month of April 2014. In addition, a substantial portion of its financial debt with related companies is denominated in US dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

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

If Edenor continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Bonds) and the results of its operations.

In the Oil and Gas segment, part of the PEPASA's income is denominated in U.S. dollars but collectable in pesos. Most of the financial debt of PEPASA is denominated in pesos and a portion of its debt is denominated in U.S. dollars but is payable in pesos indexed relative to the U.S. dollar (12%). PEPASA contracted investment commitments and operating expenses are denominated in dollars. As there isn’t a strong currency mismatch between the generation of own funds and the undertaken expenses, the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, as of December 31, 2015, PEPASA has conducted forward transactions to purchase U.S. Dollars with pesos for US$ 83 million at an average exchange rate of $ 14.08 to a U.S. dollar, with maturities between January and June, 2016.

On December 17, 2015, the Argentine peso underwent a devaluation of approximately 40% that affected not only the economic context in which the Company operates but also its results in these financial statements.

At the date of issuance of these financial statements, the devaluation of the Argentine peso increased, as compared to its value at year-end, by approximately 17%. This variation would generate a negative impact of $ 369 million. Those impacts have been determined without considering the effects of the hedging contracts.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2015	Total 12.31.2014

ASSETS

NON CURRENT ASSETS
Other receivables
Third parties	U$S	85,703	12.940	1,108,998	3,530,984
Total non current assets				1,108,998	3,530,984

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	95,331,357	12.940	1,233,587,761	118,252,993
Trade and other receivables
Related parties	U$S	549,573	12.990	7,138,953	10,089,975
Third parties	U$S	24,754,018	12.940	320,316,983	18,439,637
	EUR	10,016	14.068	140,909	521,398
	CHF	39,930	12.895	514,916	-
		£-	19.052	-	96,987
	U$	17,423	0.432	7,528	-
Cash and cash equivalents	U$S	28,946,258	12.940	374,564,573	133,809,244
	EUR	12,890	14.068	181,342	147,584
	U$	151,985	0.432	65,670	14,508
Total current assets				1,936,518,635	281,372,326
Total assets				1,937,627,633	284,903,310

LIABILITIES

NON CURRENT LIABILITIES

Borrowings
Related parties	U$S	(1,009,362)	12.990	(13,111,615)	(169,766,242)
Third parties	U$S	(214,688,564)	13.040	(2,799,538,870)	(1,802,303,741)
Total non current liabilities				(2,812,650,485)	(1,972,069,983)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2015	Total 12.31.2014

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(73,519,019)	13.040	(958,687,995)	(405,629,479)
	EUR	(1,693,714)	14.210	(24,067,178)	(23,059,419)
		£-	19.061	-	(1,161,726)
	CHF	(30,321)	12.906	(396,733)	(262,367)
	NOK	(68,200)	1.488	(101,464)	(78,830)
	U$	(25,310)	0.432	(10,936)	(11,942)
Borrowings
Related parties	U$S	(10,067)	12.990	(130,776)	(269,697,740)
Third parties	U$S	(23,890,393)	13.040	(311,531,217)	(83,237,348)
Salaries and social security payable
Third parties	U$	(905,624)	0.432	(391,304)	(209,039)

Total current liabilities				(1,295,317,603)	(783,347,890)
Total liabilities				(4,107,968,088)	(2,755,417,873)

Total liabilities and equity				(2,170,340,455)	(2,470,514,563)

(1) The exchange rates used correspond to December 31, 2015 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s in absolute values:

	Argentine pesos
Currency	12.31.2015	12.31.2014
U.S dollar	214,628,321	244,651,172
Euros	2,374,493	2,239,044
Sterling Pound	-	106,474
Norwegian kroner	10,146	7,883
Swiss francs	11,818	26,237
Uruguayan peso	32,904	20,647
Variation of the result for the year	217,057,682	247,051,456

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the risk of change in the market prices resulting from the uncertainties as to the future value of those securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The Company is exposed to the price risk on its fiduciary ownership of 40% of CIESA’s shares which is calculated based on the market values of ADRs TGS. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will allow to exercise an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks. Additionally, the Company has investments in Government securities which are exposed to the risk of a significant change in market prices.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2015	12.31.2014
Shares	175	61,629,484
Government securities	1,566,785,757	237,068,910
Trust	2,554,544,826	962,942,332
Total	4,121,330,758	1,261,640,726

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2015	12.31.2014
Shares	18	6,162,940
Government securities	156,678,576	23,706,891
Trust	255,448,323	95,879,913
Variation of the result of the year	412,126,917	125,749,744

Hydrocarbon Price Risk

PEPASA operations are impacted by several factors beyond its control, including, but not limited to, variations in product market prices, Governmental regulations on prices, taxes and other levies, and royalties.

PEPASA is not significantly exposed to the hydrocarbon price risk mainly because, on account of regulatory, economic, governmental and other policies, domestic prices are not directly affected by short-term price variations in the international market.

During the fiscal years ended December 31, 2015, gas sales represented 96.3% of PEPASA's revenues from sales. Although it is regulated, fluctuations in the oil price do not substantially affect PEPASA's results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Since the domestic production of gas is insufficient to meet the demand, there is a need to import gas and liquid fuels. The decline in the price of oil and LNG resulted in lower prices for the LNG and the gas from Bolivia. During the first months of 2016, LNG prices are below the value of 7.5 US$/MM Btu for the Gas Plan, but above the prices paid to producers for volumes not covered by such plan. Additionally, the prices for imported liquid fuels (gas substitutes) are higher than the Gas Plan prices. In view of this situation, a downward revision of Gas Plan prices as a result of the decline in LNG import prices is not expected.

During the fiscal year 2015, 50% of gas were imported for LNG. Imported gas accounted for 25% of the annual consumption. The average price of these imports was US$ 8.6/MM Btu. No significant reduction in import volumes is expected in the short term.

In the fiscal years ended December 31, 2015, 2014 and 2013, PEPASA has not used derivative financial instruments to hedge risks associated with fluctuations in hydrocarbon prices.

 Interest rate risk

Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2014 and 2015. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2015, approximately 86.5 % of the loans were granted at a variable interest rate, based on the Private Badlar and Private Badlar corrected rate plus an applicable margin corrected. The remaining liabilities were agreed at fixed interest rates, denominated in U.S. dollars (82.9% of the total fixed rate debt). Borrowings at variable rates are denominated in pesos.

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

During the fiscal year ended December 31, 2015, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has remained constant during most of the year and then, towards its end, has increased significantly from an average 21% during the first nine months until reaching 30% during the last term, and was later stabilized at around 26%.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Any significant increase in the variable interest rates at which the Company holds a significant portion of its existing financial debt may result in a significant increase in its financial burden which, in turn, may have a material adverse effect on its operating results and assets and financial position.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2015	12.31.2014
Fixed interest rate:
Argentine pesos	635,081,460	129,933,527
U.S dollar	3,084,003,580	2,223,975,162
Subtotal loans granted at a fixed interest rate	3,719,085,040	2,353,908,689

Floating interest rates:
Argentine pesos	4,082,587,531	2,090,074,426
Subtotal loans granted at a floating interest rate	4,082,587,531	2,090,074,426

Non interest accrues
U.S dollar	40,308,898	101,029,909
Argentine pesos	150,427,644	25,558,669
Subtotal no interest accrues	190,736,542	126,588,578
Total borrowings	7,992,409,113	4,570,571,693

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2015	12.31.2014
Floating interest rates:
Argentine pesos	110,254,660	50,398,813
Variation of the result for the year	110,254,660	50,398,813

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

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings approved by the Finance Division.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Electric power generators collect through CAMMESA payments corresponding to the new remuneration scheme implemented through SE Resolution No. 95/13 at the beginning of 2013 and updated by Res. SE No. 529/14 and Res. SE No. 482/15. On the other hand, there is an deficit between payments collected by CAMMESA and receivables from the generating companies in respect to this entity. This is due to the fact that the price collected by CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government, and is lower than the generation cost that CAMMESA has to reimburse to generators. The National Government has been filling this gap through contributions by the Treasury. However, in January 2016, certain resolutions issued by MEyM transferred more of the price of electricity to end users, which could help to alleviate the deficit mentioned. Anyway, it cannot be guaranteed that CAMMESA will continue making payments to generators, both regarding the energy and the power sold.

Besides, the default in the payment of WEM’s electricity power purchases by electric power distribution service providers has considerably increased in the last years. This has increased the WEM’s deficit and affected (both regarding payment terms and payable volume) -and may possibly affect even more- CAMMESA’s payment capacity to WEM’s creditors (basically generation and transportation companies) and their income. Furthermore, in January 2016, the MEyM passed several resolutions adjusting income received by electricity distribution companies which may help relieve such deficit.

The impossibility by CAMMESA to pay the generators’ receivables may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

Furthermore, with the implementation of the new regulatory framework, the SE has suspended the renewal and execution of new agreements in the WEM’s MAT (with the exception of Energy Plus contracts), also providing that the demand unmet by generators would be supplied directly by CAMMESA. Generators will provide their power and energy to the Spot Market at the prices set by the SE Resolution No. 482/15.

With regard to the consolidated financial claims with CAMMESA, it should be pointed out that the Company, through CTLL, has entered into an agreement with the SE undertaking to develop a new generation investment project, with partial financing from CAMMESA which can be repaid, at CTLL option, by applying the following receivables: i) LVFVDs pursuant to SE Resolution No. 406/03, Section 4.c, not committed under other agreements; ii) receivables from the Additional Remuneration to the Trust issued until December 31, 2015.

In the case of Edenor, as of December 31, 2015 and 2014, default trade receivables amounted to approximately $ 209.3 million and $ 229.3 million, respectively. As of December 31, 2015 and 2014, financial statements included provisions for $ 79.3 million and $ 84.6 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay borrowings, including the cancellation of its Corporate Bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Also, part of the gas produced by PEPASA is purchased by CAMMESA. With respect to CAMMESA there is no assurance that it will make the payments established in the times and ways agreed. The inability of PEPASA to charge their claims could have a material adverse effect on our revenues and, consequently, on the results of operations and financial condition.

Additionally, our Natural Gas Promotion Program compensation depends on the Argentine Government's ability and willingness to pay. As at the issuance of these financial statements, the Company has collected compensations for the March 2013- April 2015 period, and has outstanding receivables in the amount of $ 451.8 million corresponding to the May-December 2015 period. We may not guarantee that the Company receives properly payments ofthe offered compensations in the future which could cause a potential claim to the argentine government.

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

Excess cash kept by operating entities and balances above working capital Management requirements corresponding to the segments of generation, oil and gas and holding and others, are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

During 2015, the Company continued mitigating its liquidity risk from the Generation segment through:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

i)         An improvement in CTLL financial debt maturities profile and the reduction of its financing cost, mainly based on the issuance in October 2015 of Class C Corporate Bonds maturing in 2017 and the early cancellation of the syndicated borrowing received in November 2014;

ii)       The refinancing of maturities of CTG’s financial debt of the year 2015 through the issuance of Class 6 Corporate Bonds, the proceeds of which were allotted to the cancellation of Class 4 Corporate Bonds maturing in March, 2015 and the early cancellation of the syndicated borrowing originally granted by CTG in February 2013. With this issuance, all outstanding peso-denominated Class 5 and 6 Corporate Bonds will finally mature in September 2016;

iii)      Disbursements obtained by CPB through the execution of a Loan and Receivables Assignment Agreement between CPB and CAMMESA aiming to finance the 2015-2016 Technological Upgrade Work for a peso-denominated amount to be determined based on the disbursements made by CAMMESA and their respective exchange rates, for a maximum amount of US$ 82.6 million plus VAT and nationalization costs.

On the other hand, it should be pointed out that refinancing capabilities and terms are always dependent on the prevailing conditions at the time of renewal; therefore, there is limited leeway for reducing such risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

In the Oil and Gas segment, during the fiscal year 2015, PEPASA, has managed to mitigate its liquidity risk through an improvement in its financing structure, mainly based on the extension of the Corporate Bonds Programs and entering into a syndicated borrowing agreement with 18 months grace and final maturity in January 2019.

In addition and in order to continue to expand its sources of financing, PEPASA updates the amounts to VCP and Corporate Bonds Programs, as well as the possibility of a capital increase of up to $ 400 million through the issue of new ordinary shares.

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2015	Trade and other payables	Borrowings	Total
Less than three months	6,339,768,736	293,947,236	6,633,715,972
Three months to one year	312,716,673	1,909,665,250	2,222,381,923
One to two years	216,869,471	2,220,088,942	2,436,958,413
Two to five years	90,022,948	3,794,612,056	3,884,635,004
More than five years	-	2,535,360,818	2,535,360,818
Without established term	2,391,877,538	-	2,391,877,538
Total	9,351,255,366	10,753,674,302	20,104,929,668

As of December 31, 2014	Trade and other payables	Borrowings	Total
Less than three months	4,129,650,839	317,105,956	4,446,756,795
Three months to one year	317,765,237	1,209,975,119	1,527,740,356
One to two years	162,974,205	1,203,307,509	1,366,281,714
Two to five years	207,515,000	2,543,661,242	2,751,176,242
More than five years	-	3,174,703,163	3,174,703,163
Total	4,817,905,281	8,448,752,988	13,266,658,269

6.2. Concentration risk factors

6.2.1 Related to customers

Distribution segment’s receivables derive primarily from the sale of electric power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

No single customer accounted for more than 10% of sales for the years ended December 31, 2015 and 2014. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 73.1 million and $ 75.8 million at December 31, 2015 and 2014, respectively, as disclosed in Note 2 (Framework Agreement) is subject to compliance with the terms of such agreement.

6.2.2 Related to employees who are union members

On June 8, 2015 an agreement was entered into between the Ministry of Labor, Employment and Social Security; Edesur; the Luz y Fuerza Union of the City of Buenos Aires, the Association of Senior Personnel of Power Companies; and Edenor pursuant to which the following was established:

a) A gradual salary increase until April 30, 2016, amounting to a 16% from May 1, 2015; a non-cumulative 11.8% from September 1, 2015;

b) and an 11.9% increase for the May 2016 - October 2016 period, to be calculated based on compensations effective in April 2016.

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

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total borrowings (including current and non-current borrowing) less cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the equity attributable to owners of the company as shown in the statements of financial position, plus the net debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Financial leverage ratios as at December 31, 2015 and 2014 were as follows:

	12.31.2015	12.31.2014
Total borrowings	7,992,409,113	4,570,571,693
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(4,597,617,426)	(1,363,811,233)
Net debt	3,394,791,687	3,206,760,460
Total capital attributable to owners	10,385,380,791	6,127,168,353
Leverage ratio	32.69%	52.34%

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

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	13,428,727	-	-	13,428,727
Government securities	1,590,353,006	-	-	1,590,353,006
Shares	175	-	70,630	70,805
Trust	-	2,554,544,826	-	2,554,544,826
Investment funds	2,500,804,849	-	-	2,500,804,849
Cash and cash equivalents
Investment funds	93,487,871	-	-	93,487,871
Derivative financial instruments	-	197,150	-	197,150
Other receivables
Investment funds as collateral	268,738,961	-	-	268,738,961
Total assets	4,466,813,589	2,554,741,976	70,630	7,021,626,195

Liabilities
Derivative financial instruments	-	18,081,410	-	18,081,410
Total liabilities	-	18,081,410	-	18,081,410

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

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

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 7: (Continuation)

			12.31.2015	12.31.2014
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA	Argentina	Oil	49.60%	49.74%
PEPCA	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On January 8, 2014, PEPASA shareholders subscribed 17.8 million of new shares in the exercise of their preemptive rights and 41.9 million of new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 50%. During the years 2014 and 2015, the Company sold PEPASA shares, reducing its interest to 49.74% and 49.60% respectively. However, the necessary conditions to keep PEPASA’s control are met.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

i.      Summary statement of financial position

	12.31.2015	12.31.2014
Non Current
Total non current assets	9,113,613,499	6,989,315,674
		-
Borrowings	2,460,975,397	1,598,442,363
Other non current liabilities	3,316,579,611	2,313,254,275
Total non current liabities	5,777,555,008	3,911,696,638

Current
Cash and cash equivalents	128,951,624	179,079,613
Other current assets	3,738,364,002	1,461,672,975
Total current assets	3,867,315,626	1,640,752,588

Borrowings	48,797,824	33,960,526
Other current liabilities	5,629,526,622	4,299,413,388
Total current liabilities	5,678,324,446	4,333,373,914

Equity	1,525,049,671	384,997,710

ii.    Summary statement of comprehensive income (loss)

	12.31.2015	12.31.2014	12.31.2013
Revenue	3,802,161,917	3,598,376,178	3,440,690,501
Depreciation	(281,407,098)	237,639,289	212,148,353
Interest income	96,225,288	238,973,376	287,067,095
Interest expense	(429,898,500)	(576,503,676)	(494,541,438)

Profit (Loss) for the year before tax	1,326,174,138	(934,072,460)	823,750,628
Income tax	(183,731,408)	154,356,112	44,116,566
Profit (Loss) for the year	1,142,442,730	(779,716,348)	867,867,194

Discontinued operations	-	-	(95,108,875)
Other comprehensive loss	(2,390,769)	(11,584,911)	(13,618,222)
Total comprehensive income (loss) of the year	1,140,051,961	(791,301,259)	759,140,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	12.31.2015	12.31.2014	12.31.2013
At the beginning of the year		226,894,893	188,644,285	192,315,761
Capital increase	35.g	475,000	-	1,198,435
Other increases		-	6,171,366	-
Other decreases		(13,568,371)	-	-
Share of profit		9,277,768	34,208,368	(4,799,349)
Participation in other comprehensive income		839,661	(2,129,126)	(70,562)
At the end of the year		223,918,951	226,894,893	188,644,285

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The Company’s equity in Citelec is 50%, and the latter holds 52.65% of the interests in Transener. This means that Pampa Energía indirectly holds 26.33% of the interests in Transener. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of interest in joint venture, its consolidated financial statements as of December 31, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 554.3 million, profit for the year in the amount of $ 26.7 million and Shareholders’ Equity in the amount of $ 722.6 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	12.31.2015	12.31.2014	12.31.2013
Equity method	177,963,736	163,314,574	127335695
Adjustments (1)	45,955,215	63,580,319	61308590
Total investments in joint ventures	223,918,951	226,894,893	188,644,285

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

i.      Summary consolidated statement of financial position

	12.31.2015	12.31.2014
Non current
Total non current assets	1,760,421,668	1,605,270,566
	-	-
Borrowings	1,234,822,563	955,667,363
Other non current liabilities	231,393,857	219,436,744
Total non current liabities	1,466,216,420	1,175,104,107

Current
Cash and cash equivalents	591,952,625	330,114,038
Other current assets	602,936,441	519,478,559
Total current assets	1,194,889,066	849,592,597

Loans	278,946,317	147,212,304
Other current liabilities	487,579,823	477,540,661
Total current liabities	766,526,140	624,752,965

Non-controlling interest	367,505,789	328,865,404
Total Equity (Owners)	355,062,385	326,140,687

ii.     Summary consolidated statement of comprehensive income (loss)

	12.31.2015	12.31.2014	12.31.2013
Sales	1,946,843,329	1,476,888,470	873,761,354
Depreciation	(90,857,640)	(86,374,111)	83,889,462
Interest income	387,523,443	452,249,248	345,957,761
Interest expense	(122,813,236)	(117,842,289)	(83,121,779)

Profit for the year before income tax	101,375,540	256,076,336	(5,054,064)
Income tax	(37,686,499)	(102,843,457)	1,665,245
Profit for the year	63,689,041	153,232,879	(3,388,819)

Owners of the company	26,667,376	76,206,155	(3,333,089)
Non-controlling interest	37,021,665	77,026,724	(55,730)

Other comprehensive profit (loss)	3,298,040	(8,439,021)	(267,039)
Total comprehensive profit of the year	66,987,081	144,793,858	(3,655,858)

NOTE 9: INVESTMENTS IN ASSOCIATES

	12.31.2015	12.31.2014	12.31.2013
At the beginning of the year	133,169,584	134,774,654	132,546,155
Share of loss	(9,932,259)	(1,605,070)	2,228,499
At the end of the year	123,237,325	133,169,584	134,774,654

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

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

For the valuation of its interest in the associate, financial statements as of December 31, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 638.8 million, loss for the year in the amount of $ 115.4 million and Shareholders’ Equity in the amount of $ 1,119 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	12.31.2015	12.31.2014	12.31.2013
Equity method	88,417,829	98,350,088	99,955,158
Adjustments (1)	34,819,496	34,819,496	34,819,496
Total investments in associates	123,237,325	133,169,584	134,774,654

(1) Includes the increased value of investments in associated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

i.      Summary statement of financial position

	12.31.2015	12.31.2014
Non current
Total non current assets	4,512,968,600	4,315,905,067
	-	-
Borrowings	2,895,699,292	2,168,053,320
Other non current liabilities	559,514,632	424,589,373
Total non current liabities	3,455,213,924	2,592,642,693

Current
Cash and cash equivalents	888,372,789	1,026,978,373
Other current assets	1,343,872,211	1,115,478,627
Total current assets	2,232,245,000	2,142,457,000

Borrowings	456,885,000	553,159,000
Other current liabilities	897,312,000	1,178,538,650
Total current liabities	1,354,197,000	1,731,697,650

Non-controlling interest	1,051,624,600	1,150,520,693
Total Equity (owners of the company)	884,178,076	983,501,031

ii.    Summary statement of comprehensive income (loss)

	12.31.2015	12.31.2014	13.31.2013
Sales	4,226,569,000	4,303,971,000	2,864,986,000
Depreciation	(262,068,000)	(255,662,000)	(242,917,000)
Interest income	162,356,000	262,297,000	163,293,000
Interest expense	(355,022,000)	(321,738,000)	(230,864,000)

(Loss) Profit for the year before income taxe	(201,387,982)	76,609,670	138,484,000
Income tax	102,065,853	(92,660,373)	(93,248,000)
Loss for the year	(99,322,130)	(16,050,703)	22,284,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Reversal of impairment	Transfers	At the end

Land	24,568,246	-	-	-	-	24,568,246
Buildings	369,648,826	-	(17,495,775)	-	40,453,704	392,606,755
Generation equipment and machinery	2,310,992,875	2,747,339	(273,882,461)	-	107,230,830	2,147,088,583
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
High, medium and low voltage lines	2,477,342,509	9,598,783	(19,367,608)	-	733,052,521	3,200,626,205
Substations	1,068,956,758	-	-	-	230,026,186	1,298,982,944
Transforming chamber and platforms	608,521,395	-	(200,002)	-	184,320,346	792,641,739
Meters	711,410,784	-	-	-	94,816,968	806,227,752
Wells	462,012,725	101,922,693	(1,189,649)	-	561,161,642	1,123,907,411
Casks	89,571	-	-	-	-	89,571
Mining property	334,147,113	470,365,247	-	-	-	804,512,360
Gas plant	4,156,943	7,407,108	-	-	182,214,358	193,778,409
Vehicles	131,665,346	124,628,055	(779)	-	583,116	256,875,738
Furniture and fixtures and software equipment	161,524,463	30,486,646	(104,946)	-	1,357,023	193,263,186
Communication equipments	57,932,395	139,474	(6,900)	-	446,443	58,511,412
Materials and spare parts	236,683,467	126,050,640	(40,996,168)	-	3,615,869	325,353,808
Tools	30,157,577	2,528,985	(6,780)	-	704,992	33,384,774
Civil works	2,696,068	-	-	-	-	2,696,068
Work in progress	2,201,233,541	4,579,481,279	(5,459,587)	25,259,957	(1,934,998,204)	4,865,516,986
Advances to suppliers	218,768,681	792,535,246	(1,720,546)	-	(204,985,794)	804,597,587
					-
Total at 12.31.2015	11,420,043,195	6,247,891,495	(360,431,201)	25,259,957	-	17,332,763,446
Total at 12.31.2014	8,616,516,627	2,709,178,057	(53,247,115)	147,595,626	-	11,420,043,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	Reversal of impairment	For the year	At the end	At the end	At 12.31.2014

Land	-	-	-	-	-	24,568,246	24,568,246
Buildings	(79,986,503)	1,763,679	-	(18,906,868)	(97,129,692)	295,477,063	289,662,323
Generation equipment and machinery	(497,494,132)	50,842,826	-	(117,874,462)	(564,525,768)	1,582,562,815	1,813,498,743
Work and compulsory work performed	(3,610,765)	-	-	(415,147)	(4,025,912)	3,508,000	3,923,147
High, medium and low voltage lines	(659,482,619)	15,969,428	-	(109,412,224)	(752,925,415)	2,447,700,790	1,817,859,890
Substations	(249,330,673)	-	-	(41,098,577)	(290,429,250)	1,008,553,694	819,626,085
Transforming chamber and platforms	(149,731,976)	85,479	-	(25,618,323)	(175,264,820)	617,376,919	458,789,419
Meters	(228,200,710)	-	-	(41,935,046)	(270,135,756)	536,091,996	483,210,074
Wells	(123,718,574)	-	-	(178,860,182)	(302,578,756)	821,328,655	338,294,151
Casks	(37,126)	-	-	(17,913)	(55,039)	34,532	52,445
Mining property	(40,579,609)	-	-	(77,113,865)	(117,693,474)	686,818,886	293,567,504
Gas plant	(593,369)	-	-	(19,011,569)	(19,604,938)	174,173,471	3,563,574
Vehicles	(38,768,503)	779	-	(33,583,541)	(72,351,265)	184,524,473	92,896,843
Furniture and fixtures and software equipment	(85,856,034)	95,106	-	(21,148,601)	(106,909,529)	86,353,657	75,668,429
Communication equipments	(31,987,738)	-	-	(3,199,472)	(35,187,210)	23,324,202	25,944,657
Materials and spare parts	-	-	-	-	-	325,353,808	236,683,467
Tools	(11,186,178)	6,780	-	(2,848,196)	(14,027,594)	19,357,180	18,971,399
Civil works	(1,378,711)	-	-	(137,244)	(1,515,955)	1,180,113	2,696,068
Work in progress	-	-	-	-	-	4,865,516,986	2,199,854,830
Advances to suppliers	-	-	-	-	-	804,597,587	218,768,681

Total at 12.31.2015	(2,201,943,220)	68,764,077	-	(691,181,230)	(2,824,360,373)	14,508,403,073
Total at 12.31.2014	(1,713,855,268)	8,758,089	(59,188,922)	(437,657,119)	(2,201,943,220)		9,218,099,975

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2015 and 2014 amounted to $ 271.6 and $ 156 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2015 and 2014 amounted to $ 433.8 and $ 123.9 million respectively.

Edenor acquisition of real property:

On October 7, 2015, Edenor Board of Directors approved the acquisition of a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of $ 439.2 million, which, as of December 31, 2015, is fully paid.

As security for the amount paid, Edenor has received a surety bond from the seller.

Disclosed in the line “Advance to suppliers”.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Decreases	At the end

Concession agreements	950,767,632	-	950,767,632
Goodwill	5,627,370	-	5,627,370
Rights over arbitration proceedings	108,754,000	(108,754,000)	-
Intangibles identified in acquisitions of companies from the distribution segment	8,834,040	-	8,834,040
Total at 12.31.2015	1,073,983,042	(108,754,000)	965,229,042
Total at 12.31.2014	1,073,983,042	-	1,073,983,042

	Amortization
Type of good	At the beginning	For the year	At the end

Concession agreements	(194,973,412)	(27,253,704)	(222,227,116)
Goodwill	-	-	-
Rights over arbitration proceedings	-	-	-
Intangibles identified in acquisitions of companies from the distribution segment	(6,625,531)	(2,208,509)	(8,834,040)
Total at 12.31.2015	(201,598,943)	(29,462,213)	(231,061,156)
Total at 12.31.2014	(172,136,729)	(29,462,214)	(201,598,943)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 11: (Continuation)

	Net book values
Type of good	At the end	At 31.12.2014

Concession agreements	728,540,516	755,794,220
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	-	108,754,000
Intangibles identified in acquisitions of companies from the distribution segment	-	2,208,509
Total at 12.31.2015	734,167,886
Total at 12.31.2014		872,384,099

NOTE 12: BIOLOGICAL ASSETS

Non current	12.31.2015	12.31.2014

Grape-producing plantations	1,853,667	1,894,481
	1,853,667	1,894,481

Current

Grape growing crop	245,361	198,470
	245,361	198,470

NOTE 13: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	12.31.2015	12.31.2014

Shares	70,630	70,630
Government securities	23,567,249	-
Trusts	2,554,544,826	962,942,332
Total non current	2,578,182,705	963,012,962

Current

Government securities	1,566,785,757	237,068,910
Corporate securities	13,428,727	505,553
Shares	175	61,629,484
Investment funds	2,500,804,849	729,373,180
Total current	4,081,019,508	1,028,577,127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2014	Profit (loss)	Other comprehensive income (loss)	12.31.2015
Tax los-carryforwards	115,375,625	(83,771,412)	-	31,604,213
Trade and other receivables	34,497,413	18,576,230	-	53,073,643
Derivative financial instruments	2,063,417	(2,063,417)	-	-
Financial assets at fair value through profit and loss	2,463,777	5,469,550	-	7,933,327
Trade and other payables	347,324,494	(13,981,811)	-	333,342,683
Salaries and social security payable	23,978,717	(1,191,944)	-	22,786,773
Defined benefit plans	78,171,676	30,135,284	383,524	108,690,484
Provisions	50,152,653	83,866,210	-	134,018,863
Taxes payable	31,430,789	17,834,853	-	49,265,642
Other	196,644	122,189	-	318,833
Deferred tax asset	685,655,205	54,995,732	383,524	741,034,461

Property, plant and equipment	(623,497,888)	(86,371,293)	-	(709,869,181)
Intangible assets	(236,676,501)	7,314,500	-	(229,362,001)
Trade and other receivables	(176,859,967)	(89,425,764)	-	(266,285,731)
Financial assets at fair value through profit and loss	(15,121)	(48,522,963)	-	(48,538,084)
Borrowings	(25,508,300)	1,250,837	-	(24,257,463)
Other	-	(2,030,101)	-	(2,030,101)
Deferred tax liabilities	(1,062,557,777)	(217,784,784)	-	(1,280,342,561)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	12.31.2013	Profit (loss)	Other comprehensive income (loss)	12.31.2014
Tax los-carryforwards	136,235,830	(20,860,205)	-	115,375,625
Trade and other receivables	43,379,702	(8,882,289)	-	34,497,413
Derivative financial instruments	-	2,063,417	-	2,063,417
Financial assets at fair value through profit and loss	1,314,135	1,149,642	-	2,463,777
Trade and other payables	224,077,730	123,246,764	-	347,324,494
Salaries and social security payable	4,320,300	19,658,417	-	23,978,717
Defined benefit plans	50,775,875	16,632,284	10,763,517	78,171,676
Provisions	35,350,925	14,801,728	-	50,152,653
Taxes payable	37,289,313	(5,858,524)	-	31,430,789
Other	253,084	(56,440)	-	196,644
Deferred tax asset	532,996,894	141,894,794	10,763,517	685,655,205

Property, plant and equipment	(577,908,963)	(45,588,925)	-	(623,497,888)
Intangible assets	(243,991,000)	7,314,499	-	(236,676,501)
Trade and other receivables	(33,379,506)	(143,480,461)	-	(176,859,967)
Borrowings	(28,448,004)	2,939,704	-	(25,508,300)
Financial assets at fair value through profit and loss	(2,465,940)	2,450,819	-	(15,121)
Other	(150,850)	150,850	-	-
Deferred tax liabilities	(886,344,263)	(176,213,514)	-	(1,062,557,777)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2015	12.31.2014
Deferred tax asset	52,279,953	93,681,916
Deferred tax liabilities	(591,588,053)	(470,584,488)
Net deferred tax liabilities	(539,308,100)	(376,902,572)

The analysis for deferred tax assets and liabilities is as follows:

	12.31.2015	12.31.2014
Deferred tax asset
To be recovered in more than 12 months	418,100,378	679,533,469
To be recovered in less than 12 months	322,934,083	7,303,616
Deferred tax asset	741,034,461	686,837,085

Deferred tax liabilities
Payable in more than 12 months	(1,125,315,932)	(1,048,920,689)
Payable in less than 12 months	(155,026,629)	(14,818,968)
Deferred tax liabilities	(1,280,342,561)	(1,063,739,657)

Net deferred tax liabilities	(539,308,100)	(376,902,572)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2015	12.31.2014

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	650,774,473	553,279,918
Present value discount	2	(22,213,693)	(34,635,539)
Additional Remuneration Trusts Res. No. 95/13	2	275,943,978	138,977,852
Present Value discount Res. No. 406/03 inc. c)	2	(15,773,172)	(17,156,517)
Trade receivables, net		888,731,586	640,465,714

Tax credits:
- Value added tax		31,029,398	14,610,909
- Sales tax		21,799,934	16,183,868
- Income tax and minimum notional income tax		382,687,758	295,302,026
- Tax on banking transactions		21,715,623	16,093,219
- Allowance for tax credits		(259,762,595)	(107,111,954)
Related parties	35.l	7,064,978	7,366,313
Expenses paid in advance		2,286,129	-
Financial credit		72,656,306	71,191,721
Other		1,188,173	741,077
Other receivables, net		280,665,704	314,377,179

Total non current		1,169,397,290	954,842,893

Current

Receivables from energy distribution (1)		1,019,519,648	945,666,193
Receivables from MAT		83,439,503	48,626,021
CAMMESA		1,278,859,093	1,004,349,392
Res. No. 406/03 Inc. c) CAMMESA consolidated receivables	2	10,250,804	10,905,524
Maintenance remuneration	2	79,059,069	94,253,852
Receivables from gas sales		167,462,419	38,783,748
Debtors in litigation		22,924,028	21,965,685
Receivables from administrative services		6,254,173	15,174
Related parties	35.l	6,730,859	9,627,015
Other		710,057	2,814,648
Allowance for doubtful accounts		(87,516,886)	(91,117,582)
Trade receivables, net		2,587,692,767	2,085,889,670

(1)       Net of stabilization factor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

	Note	12.31.2015	12.31.2014
Tax credits:
- Value added tax		492,859,652	215,042,937
- Sales tax		8,231,845	5,405,113
- Income tax and minimum notional income tax		260,349	369,418
- Withholding of social security contributions		869,674	3,138,459
- Other tax credits		263,055	159,957
- Allowance for tax credits		(443,955)	(443,955)
Advances to suppliers		50,628,100	14,183,290
Advances to employees		2,321,469	2,547,431
Related parties	35.l	14,726,068	9,821,990
Prepaid expenses		40,980,120	34,785,413
Receivables from electric activities		65,693,920	48,581,474
Financial credit		19,332,315	6,657,699
Guarantee deposits		277,692,711	389,927,105
Judicial deposits		10,482,353	11,900,401
Credit with FOCEDE(1)		49,536,128	-
Credits for Compensation of Excess Gas Injection Resolution No. 1/13		451,798,679	80,677,392
Credit from income recognition on account of the RTI - SE Res. 32/15	2	650,937,684	-
Receivables from the sale of financial instruments		56,191,064	28,701,997
Contributions to receive non-operating partners		6,670,703	1,646,774
Receivables from arbitral proceedings	37	189,656,038	-
Other		12,314,385	4,186,073
Allowance for other receivables		(54,049,593)	(39,766,643)
Other receivables, net		2,346,952,764	817,522,325

Total current		4,934,645,531	2,903,411,995

(1)     As of December 31, 2015, the net position held by Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

12.31.2015
Fixed charge Res. No. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess that transferred to FOCEDE fixed charge Res. No. 347/12	191,722
Outstanding receivables from extraordinary investment plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial other receivables are measured at amortized cost, which does not differ materially from its fair value.

At December 31, 2015 and 2014, trade receivables that were past due amounted to $ 541.3 million and $ 534.5 million, respectively, which were due and net for an allowance for doubtful accounts of $ 87.5 million, and $ 91.1 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2015	12.31.2014
Less than three months	222,870,134	188,809,908
Three to six months	43,697,533	46,444,144
Six to nine months	54,061,674	25,181,215
Nine to twelve months	218,727,774	20,894,231
More than twelve months	1,958,531	253,144,269
Total past due trade receivables	541,315,646	534,473,767

The movements in the allowance for the impairment of trade receivables are as follows:

	12.31.2015	12.31.2014
At the beginning	91,117,582	77,200,000
Allowance for impairment	26,175,512	21,895,011
Decreases	(28,948,185)	(7,323,802)
Reversal of unused amounts	(828,023)	(653,627)
At the end of the year	87,516,886	91,117,582

The movements in the allowance for the impairment of other receivables are as follows:

	12.31.2015	12.31.2014
At the beginning	147,322,552	114,078,973
Allowance for impairment	170,283,109	41,229,175
Decreases	(3,320,265)	(6,146,779)
Reversal of unused amounts	(29,253)	(1,838,817)
At the end of the year	314,256,143	147,322,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: INVENTORIES

Current	12.31.2015	12.31.2014

Materials and spare parts	209,653,574	118,269,392
Advances to suppliers	15,742,632	17,193,358
Other	66,584	108,110
	225,462,790	135,570,860

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2015	12.31.2014

Cash	6,691,803	2,813,079
Banks	416,099,909	190,036,431
Checks to be deposit	318,335	1,995,932
Time deposits	-	4,852,085
Investment funds	93,487,871	135,536,579
	516,597,918	335,234,106

NOTE 18: SHARE CAPITAL

As of December 31, 2014, the Company´s share capital consisted of 1,314,310,895 common shares in book-entry form with a face value of  $ 1 each and each granting the right to one vote.

On December 1, 2015, due to the exercise of all stock options granted to executives in consideration for the Opportunities Assignment Agreement, the Company issued 381,548,564 new ordinary shares (see Note 41).

Consequently, as of December 31, 2015, the Company’s share capital consists of 1,695,859,459 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2015	12.31.2014

Suppliers		-	364,852
Customer contributions		105,757,067	118,297,671
Funding contributions for substations		51,700,000	51,700,000
Customer guarantees		67,509,328	60,742,930
Trade payables		224,966,395	231,105,453

ENRE Penalties and discount		1,004,043,366	1,032,193,134
Loan (mutuum) with CAMMESA		1,099,759,655	506,753,360
Compensation agreements		81,926,024	33,741,205
Liability with FOTAE		155,752,325	105,640,700
Payment agreement ENRE (2.3.1.4)		132,322,192	-
Other payables		2,473,803,562	1,678,328,399

Total non current		2,698,769,957	1,909,433,852

Current

Suppliers		2,485,463,744	1,408,516,910
CAMMESA		3,360,446,454	2,562,949,421
Customer contributions		147,775,331	148,075,761
Discount to customers (Note 2.3.1.3)		125,808,507	-
Funding contributions substations		23,506,274	18,431,955
Canons and royalties		5,539,336	5,648,300
Customer advances		32,552,896	1,199,336
Customer guarantees		1,048,184	1,540,082
Related parties	35.l	1,856,925	384,534
Trade payables		6,183,997,651	4,146,746,299

PUREE		-	17,521,570
ENRE Penalties and discount		62,719,588	70,588,565
Related parties	35.l	124,680,713	2,705,669
Advances for works to be executed		31,467,068	10,650,017
Guarantees enforcerd		-	170,912,175
Liability with FOCEDE (1)		-	85,386,048
Compensation agreements		192,108,317	27,805,216
Payment agreements with ENRE (Note 2.3.1.4)		54,044,821	-
Other		3,467,251	4,155,733
Other payables		468,487,758	389,724,993

Total current		6,652,485,409	4,536,471,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

(1)       As of December 31, 2014, the net position of Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

12.31.2015
Fixed charge Res. No. 347/12 collected from customers and not transferred	6,105
Funds received in excess that transferred to FOCEDE fixed charge Res. No. 347/12	74,713
Outstanding receivables from extraordinary investment plan	(93,133)
Provision for FOCEDE expenses	97,701
Total liability with FOCEDE	85,386

The fair values of non-current customer contributions as of December 31, 2015 and 2014 amount to $ 127.1 million and $ 109.9 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 2.

The book value of other non-current financial liabilities approximates its fair value due to valuation characteristics detailed in note 46.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 20: BORROWINGS

Non Current	Note	12.31.2015	12.31.2014

Financial borrowings		717,019,046	431,008,461
Corporate bonds		4,479,682,941	2,743,759,769
CAMMESA financing		1,466,951,996	418,817,373
Related parties	35.l	21,092,258	193,403,000
		6,684,746,241	3,786,988,603

Current

Bank overdrafts		436,214	52,941,170
VCP		235,987,129	207,923,095
Financial borrowings		82,144,024	153,635,113
Corporate bonds		799,017,535	99,385,972
CAMMESA financing		10,477,887	-
Related parties	35.l	179,600,083	269,697,740
		1,307,662,872	783,583,090

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Fixed rate	12.31.2015	12.31.2014

Less than one year	497,660,316	324,219,366
One to two years	533,383,482	78,577,535
Two to five years	507,805,402	237,716,203
Up to five years	2,180,235,840	1,702,907,209
	3,719,085,040	2,343,420,313

Floating rates

Less than one year	646,027,773	333,052,096
One to two years	818,470,962	632,846,695
Two to five years	2,618,088,796	771,567,518
Up to five years	-	363,096,493
	4,082,587,531	2,100,562,802

Non interest accrues

Less than one year	163,974,783	126,311,628
One to two years	(13,962,221)	(2,440,221)
Two to five years	40,723,980	2,717,171
	190,736,542	126,588,578

As of December 31, 2015 and 2014, the fair values of the Company’s non-current borrowings (Corporate Bonds) amount approximately to $ 5,159.33 million and $ 3,023.5 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year.

The carrying amounts of current borrowings approximates their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate their fair value as they are subjected to a variable rate.

The other fair values are based on the present value of contractual cash flows using a discount rate derived from observable market prices of other similar debt instruments plus the corresponding credit risk. Fair values determinated in that way are within hierarchical level 2.

During the years ended December 31, 2015 and 2014, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 13.8 million and US$ 203.2 million, respectively. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of $ 9.9 million and $ 47.1 million in the year ended December 31, 2015 and 2014, respectively, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

On February 2, 2016, Edenor has repurchased at market prices the “class 9, fixed rate par Corporate Notes” due 2022 for a nominal value of U$S 0.3 million.

Below are described the main characteristics of the indebtedness of the Group:

20.1 Generation

20.1.1 CTLL

CAMMESA Financing

Major maintenance

On March 5, 2015, CTLL executed a loan agreement with CAMMESA to finance a major maintenance of the unit LDLATG02 for a total amount in pesos equivalent to US$ 11.8 million and $ 7.2 million, in both cases plus VAT and costs of nationalization.

The financing will be repaid in 36 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM and maturing as from the economic transaction for the month following the conclusion of the works, with the possibility to extend such period for an additional 12-month term in case the Maintenance Remuneration accrued during such period is insufficient to cancel the financing. The Additional Remuneration will be allocated to the repayment of the granted financing. Should it be necessary to request the 12-month extension, besides applying the Additional Remuneration to the cancellation of the installment, the Direct Additional Remuneration accrued by CTLL in the corresponding month will also be applied.

After unit LDLATG02's maintenance was completed, the unit became operative on December 21, 2014.

CTLL later requested the execution of an Addendum to the Loan Agreement to conduct the maintenance of unit LDLATG03. On August 20, 2015, Addendum I to this Agreement was executed, which extended the financing to an amount equivalent in pesos to U$ 4.8 million and $ 18.2 million, in both cases plus VAT, nationalization and logistics costs. Maintenance of unit LDLATG03 finished on June 1, 2015, as from which date the unit became operative again.

Based on the modifications introduced to Addendum I, CTLL guarantees a minimum 80% availability from both units up to the total cancellation of the Financing. If the availability commitment is not met in a certain month, the repayment of the installment will not be limited to the Maintenance Remuneration amount and, if applicable, the difference between it and the Direct Additional Remuneration, but the whole installment will be payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Later, an extension of the loan was requested in order to include the execution of unit LDLATG01's overhaul, upgrade and refurbishment in the amount of US$ 13 million and $ 17.8 million , in both cases plus VAT, nationalization and logistics costs,  and withholdings to be imposed on foreign contractors. The extension was approved pursuant to SSETT y DEE Note No. 52/16; however, as of the issuance of hereof the applicable Addendum has not yet been entered into.

As of the issuance of these financial statements, CTLL has received partial advances in the amount of $ 191.7 million, which are disclosed under “Loans”, net of the Maintenance Remuneration collected by CTLL.

2014 Agreement

As at the date hereof, the power plant expansion projects, which consist of the installation of a new 105 MW high-efficiency gas turbine, are in their final construction stages. Early in February 2016, the proper operation of the systems finished verified, final checkups (in an operating condition) and contractual and commercial test performed, and the unit's commissioning is expected to take place halfway through March.

Regarding the two engine generators (8 MW each), on September 15, 2015, CTG accepted an offer by CTLL for the purchase of the MAN Diesel B&W engines (model 18V32/40PGI) and supplementary equipment, and the transfer of ownership was thus perfected. The price for the engines amounted to US$ 5 million.

Additionally, on September 11, 2015 and September 18, 2015, agreements were entered into with suppliers Man Turbo & Diesel SE and Empresa Walter Rittner S.A., respectively, main contractors of the project. Man Turbo & Diesel SE will provide the goods and services necessary for the conversion of the engines, and Empresa Walter Rittner S.A. will be responsible for installing them and providing auxiliary services.

On November 23, 2015, CTLL received a partial advance from CAMMESA in the amount of $75.2 million to cancel the amounts corresponding to the purchase of the engine generators which will make up the Project and the advances required by contractors for their installation and start-up.

As of the date hereof, the soil study has been completed and the engineering stage is still in course, the commissioning being expected for the first quarter of 2017. Additionally, the Company is conducting all necessary procedures to obtain the applicable environmental certificates, and to request access to the WEM and purchases of main equipment.

As at the issuance hereof, CTLL has received partial advances in the amount of $ 735.7 million pursuant to the Financing Agreement. Furthermore, CTLL has made payments in the amount of $ 758.19 million under the Supply and Construction Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Corporate Bonds

Early Redemption of 2018 Corporate Bonds

CTLL has canceled all of its 2018 Corporate Bonds through several partial redemptions —the first one on September 26, 2014 and the last one on December 2, 2014.

For the whole redemptions, CTLL has paid: (i) $ 1,595.1 million (equivalent to US$ 188 million converted at the reference exchange rates applicable corresponding to each partial redemption), as principal; (ii) $ 25.4 million, (equivalent to US$ 3 million converted at the reference exchange rates applicable corresponding to each partial redemption), as interest, and (iii) $ 40.4 million (equivalent to US$ 4.8 million converted at the reference exchange rates applicable corresponding to each partial redemption), as additional payment, all conversions being made at the reference exchange rates applicable to each partial redemption.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

-        Class 1: CTLL resolved to cancel the tender.

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

Creation of a new Corporate Bonds Program and issuance of Classes B and C Corporate Bonds

On July 7, 2015, CTLL created a new Simple Corporate Bonds Program (that is, corporate bonds not convertible into shares) for up to US$ 350 million (or its equivalent in other currencies) (the “Program”).

Under such Program, on August 6, 2015, CTLL issued Class C Corporate Bonds in the amount of $ 258 million maturing 21 months as from their issuance date and will accrue interest at a 27.75% fixed rate during the first 6 months as from their issuance date and at the Private Badlar rate plus a 450 basis points spread during the remaining 15 months. CTLL resolved to cancel the tender for Class B Corporate Bonds.

Net funds resulting from this placement will be allocated to the partial early cancellation of the Syndicated Loan.

Issuance of Class A and E Corporate Bonds – Subsection k)

On October 5, 2015, CTLL issued Class A Corporate Bonds in the amount of $ 282.4 million and maturing 36 months as from their issuance date and accrue interest at the Private Badlar rate. On November 13, 2015, CTLL issued an aggregate principal amount of $ 575.2 million of its Class E Corporate Bonds, maturing 60 months after their issuance date and paying a variable monthly coupon at the Private Badlar rate. On September 18, 2015 and November 6, 2015, the National Superintendence of Insurance ("SSN") classified Class A and E Corporate Bonds, respectively, as productive investments computable under Section 35.8.1 subsection k) of the Insurance Activity General Rules and Regulations (SSN Resolution No. 21.523/1992).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Funds derived from the issuance of Corporate Bonds will be destined to: (i) medium- and long-term infrastructure or productive projects in the Republic of Argentina, and (ii) the payment of working capital within the country regarding projects and investments mentioned in item “(i)” preceding. CTLL plans to use such net funds to finance part of the 121 MW expansion works it is currently conducting under the described “Availability Increase Project”.

Syndicated Borrowing

On November 11, 2014, in line with CTLL’s financial strategy of improving its financing cost and structure, CTLL’s Board of Directors approved a new indebtedness consisting of a syndicated borrowing in the amount of up to $ 450 million (the “Syndicated Loan”) with the Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A and Citibnak S.A. (the “Banks”) seeking to refinance existing financial liabilities. The borrowing’s main terms and conditions are described below:

-        Amortization: eight installments representing 11% of the indebtedness each, and a last installment for the remaining 12%, all of them payable on a quarterly and consecutive basis, the first one maturing twelve months as from the borrowing’s disbursement date.

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

On August 13, 2015, CTLL partially canceled the Syndicated Loan in the amount of $ 260 million plus all interest accrued as of that date. The repayment was made out of Class C Corporate Bonds funds. On October 15, 2015, CTLL canceled the remaining principal balance in the amount of $ 190 million plus all interest accrued as of that date. The repayment was made out of CTLL's own funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.1.2 CTG

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

In June and July 2009, and in January, March and May 2011, CTG purchased under successive transactions at market prices, its 2017 Bonds for a total of US$ 18.2 million and US$ 0.8 million of nominal value, respectively. As of December 31, 2015 CTG maintains all the 2017 Bonds repurchased.

The remaining 2017 Bonds outstanding as of December 31, 2015 total a nominal value of US$ 3.1 million.

The main limitations taken on by CTG regarding 2017 Bonds are as follows: (i) limitation on indebtedness, and (ii) limitation on levies. As of December 31, 2014, CTG was in full compliance of all its commitments undertaken under the 2017 Bonds.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 13, 2013, on March 6, 2013 CTG issued Class 3 and 4 corporate bonds for a nominal value of $ 36.7 million and U$S 9.5 million (converted to an initial exchange rate of $ 5.0448 / U$S) at the Private Badlar rate plus 400 basic points and at the fixed rate of 3%, finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds were allocated entirely to debt refinancing.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately $ 1.4 million that were allocated to the prepayment of bank loans.

Lastly, on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91 millon maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first nine months and at the Private Badlar rate plus a 500 basis points spread during the remaining nine months. Interest will be payable on a quarterly basis.

With the net proceeds of such issue, CTG proceeded to cancel the principal and interest of the Class 4 Corporate Bonds and partially prepay the bank loan mentioned below.

Bank borrowings

On February 28, 2013, CTG renewed, under a syndicated borrowing, the open credit facilities for a total amount of $ 78.7 million with Banco Hipotecario S.A., ICBC, Santander Rio S.A. and Citibank N.A, which was amended by the first amendment to the syndicated loan agreement dated December 20, 2013 (the "Amendment"). This borrowing was payable in two tranches, one in the amount of $ 61.3 million at the Private BADCOR rate plus 500 basis points, and another in the amount of $ 17.4 million accruing interest at a 29% annual nominal fixed rate. The borrowing will be paid off in ten quarterly consecutive installments, the first one becoming due six months from the amendment date. The first seven amortization payments will be for an amount equivalent to 60.96% of the principal; the eighth and ninth payments for an amount equivalent to 25.4% of the principal, and the last one will be made thirty-six months as from the amendment date

On the other hand, if a CTG bond is issued before April 15, 2014, net funds from the placement for up to $ 24 million will be allocated to the early cancellation of the syndicated borrowings based on its maturity in chronological order. With the net proceeds from the placement of corporate bonds Class 5 on March 2014, CTG proceeded to prepay $ 1.4 million of syndicated loan capital.

Subsequently, on July 23, 2014, CTG has:

(i)    partially prepaid the borrowings for an amount equivalent to $ 18 million —out of which $ 14 million were applied to the cancellation of principal installments of the variable tranche and $ 4 million to the cancellation of principal installments of the fix tranche in chronological order based on their maturity dates.

(ii)   paid accrued interest in the amount of $ 7.1 million and the outstanding from the first amortization installment for $ 4.6 million in accordance with the defined payment schedules; and

Last, on March 20, 2015, CTG prepaid in full the syndicated loan for an amount equivalent to $ 58.8 million of net proceeds from the issuance of Class 6 Corporate Bonds and equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

CAMMESA Financing

On May 18, 2015, CTG entered into a loan agreement with CAMMESA for the purpose to finance TV11 unit's maintenance in a peso-denominated amount equivalent to US$ 10.3 million plus VAT and nationalization costs.

This financing will be repaid in 36 monthly and consecutive installments, with the application of the average yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the economic transaction corresponding to the month following the completion of the works with the possibility of extending this period to twelve months in case the Maintenance Remuneration accrued in that period is not sufficient to cancel funding. The Maintenance Remuneration will be allocated to the payment of the granted financing. In case it is necessary to use additional period of twelve months mentioned above, in addition to applying the Maintenance Remuneration for cancellation of the installment should be applied Additional Remuneration Direct accrued by CTG in the relevant month.

CTG guarantees an 80% net capacity minimum availability as from the month following the unit's entry into service and until the termination of the repayment period.

As of the issuance of these financial statements, CTG has received partial advances in the amount of $ 8 million, which are disclosed under trade and other receivables, netting the credit for Maintenance Remuneration.

20.1.3 CPB

CAMMESA Financing

On March 21, 2011, CPB entered into a borrowing agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of $ 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to $ 69.6 million.

The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Notes No. 6157/10 and 7375/10, which distribution among demanding agents will be made based on the applicable criteria determined by the ES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

During May 2011, CPB conclude the committed works, and from July, the units were subject to minimum availability control established by the loan agreement signed with CAMMESA.

During June 2015, in accordance with amortization as defined in the loan agreement with CAMMESA, the loan is fully canceled.

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

The requested amount will be paid back in 18 monthly, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

On April 9, 2014, CAMMESA notified CPB of the authorization granted by the ES to apply the LVFVDs corresponding to January 2008-June 2011 period, including accrued interest, to the cancellation of the loan. On April 15, 2014, CPB implements the cession of the LVFVD mentioned.

On April 24, 2014, the compensation of the mentioned financing was performed in the amount of $ 39.5 million of principal and $ 11.3 million of accrued interest (VAT included) with the issuance of the commercial documents by CAMMESA.

As a result of this compensation, as of December 31, 2014 CPB recognized income before taxes in the amount $ 35.3 million resulting from the revaluation of the affected LVFVDs, which were disclosed under "Other Financial Results" of the statement of comprehensive income (Loss).

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

On May 18, 2015 and in answer to the requests filed by CPB, ES Note No. 1129/15 authorized the extension of the financing in the amount of US$ 7.2 million plus VAT and nationalization costs to fund the replacement of boiler burners which were not estimated in the original schedule. As at the date hereof, the Addendum to the Loan Agreement dated April 8, 2014 has not been perfected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

The investment plan aims to improve the units' reliability and availability, and so far the following progress has been made:

i)  Seasonal maintenance tasks have been performed in both units: on TV30 in 2014, and on TV29 early in 2015.

ii) As from August 31, 2015, CPB started the overhaul of generating unit TV29. The work scope included the following:

a) Review (“Overhaul”) of the main and ancillary equipment.

b) Repair, adjustment and replacement of spare parts (“Refurbishment”)

c) Replacement due to obsolescence (“Upgrade”) of equipment and systems

Regarding items a) and b), maintenance tasks were executed on equipment which had not been previously replaced, such as the turbine, generator, boiler, pumps, heat exchangers, valves, filters, tasks, pressure vessels and other equipment.

As regards item c), some of the equipment which was wholly replaced was the following:

 -  Boiler burners. The original three-fuel burners were replaced by newly-designed and reduced NOx dual-fuel burners.

-  Burners Monitoring System (“BMS-BPS”). The original solid-state electronic system was replaced by a programmable system with a SILIII safety level.

-  Generator's excitation system. The original system was replaced by a solid-state static system.

-   Turbine Control System (“TCS”). The original system was replaced by a programmable digital system. The hydraulic system was replaced by a newly-designed system.

-   Turbine generator unit's electrical protection system. The original relay system was replaced by a digital latest-generation system.

-   Boiler superheater tubes. All the tubes of superheater No. 2 were replaced.

The provisional reception of the main project contracts took place on December 10, 2015; on that date, the commissioning period started, and the synchronization took place on January 14, 2016. Tests and adjustments have been carried out since that date. During this process, a breakdown occurred in the excitation transformer, and tasks are being conducted to solve the problem; in this sense, it is estimated that its commissioning will take place early in March.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Even though the project was originally scheduled for a term of 27 months ending in July 2016, CAMMESA did not authorize TV30's overhaul, upgrade and refurbishment for this period, so the task was postponed for the September-December 2016 period.

As of the issuance of these financial statements, the amounts committed under the main  executed agreements amount to US$ 102.2 million, out of which US$ 64.7 million have been canceled. These amounts do not include taxes, duties or nationalization costs.

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works of BBLATV 30 Unit is verified according to the dates specified in the schedule. Likewise, the financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements.

The UMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, including the month concerned as the last month of the quarter. To such effect, only the net power of units having performed the major maintenance will be assessed, excluding maintenance works authorized and programmed by CAMMESA.

The Maintenance Remuneration will be destined to the early cancellation of the granted financing. Should the Maintenance Remuneration be insufficient to cancel the amount of each installment and provided CPB meets the UMA, the balance payment obligation will be limited to 50% of the FRD. In case is not met, CPB will have to pay the whole applicable installment on the stipulated maturity date.

The FRD will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       Additional Remuneration trust Res. No. 95/13;

(ii)     Investments in Property, Plant and Equipment;

(iii)    Taxes not included in operating results;

(iv)   Variation in uncollected Delta receivables with CAMMESA;

(v)     The Maintenance Remuneration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

In accordance with what has been previously stated, if at each installment’s maturity date the funds asigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the UMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties before the conclusion of this agreement or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the borrowing agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the borrowing agreement entered into by the parties on January 8, 2013, until the financing limit.

As of the issuance of these financial statements, CPB has received partial advances from CAMMESA in the amount of $ 757.9 million, out of which $ 175.1 million have been early canceled with receivables generated by the Maintenance Remuneration. Also, CPB has not generated a positive FRD for the early cancellation of the financing.

20.2 Oil and gas

20.2.1 PEPASA

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

On April 24, 2014 and July 2, 2015, PEPASA modified VCP Program increasing it up to the amount of U$S 40 million and U$S 70 million, and or its equivalent in other currencies, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

As of December 31, 2015, PEPASA had issued the following series of VCP:

Serie	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46,654,990	Badlar + 3.5%	360 days	Quaterly
2	May 11, 2012	32,564,000	Badlar + 2.75%	360 days	Quaterly
3	October 3, 2012	34,396,246	Badlar + 4.25%	360 days	Quaterly
4		USD 6,520,523	4.25%	360 days	Quaterly
5	March 27, 2013	77,821,661	Badlar + 2.99%	365 days	Quaterly
6		USD 4,342,138	0.01%	365 days	Quaterly
7	October 3, 2013	65,400,000	Badlar + 4%	365 days	Quaterly
8	April 28, 2014	122,950,000	Badlar + 3.95%	365 days	Quaterly
9	October 3, 2014	76,450,000	Badlar + 3.95%	365 days	Quaterly
11	Februry 26, 2015	89.940.000	28%	365 days	Quaterly
12	April 30, 2015	137.000.000	28,5%	365 days	Quaterly

As of December 31, 2015, outstanding Series 11 and 12 VCPs amounted to $ 235.5 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Programme

On May 10, 2013, PEPASA’s Shareholders’ Meeting approved the terms and conditions of the Simple Corporate Bonds Program (non-convertible into shares) for up to US$ 100 million (or its equivalent in other currencies). On April 24, 2014, and July 2, 2015, PEPASA modificated the Program increasing the amount up to US$ 125 million and US$ 250 or its equivalent in other currencies, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

At the date of issuance of these financial statements, PEPASA has issued the following series of Corporate Bonds:

Serie	Issuance date	Nominal Amount	Interest rate	Payment:
				Capital	Interest
1	June 28, 2013	254,810,000	Badlar + 3%	3 years	Quaterly
2	June 6, 2014	525,362,500	Badlar	3 years	Quaterly
3	February 26, 2015	51,027,777	Badlar + 5%	1 year and 9 months	Quaterly
4	February 26, 2015	U$S 18,549,000	5%	1 year and 9 months	Quaterly
5	April 30, 2015	49,870,000	Badlar + 4,5%	1 year and 6 months	Quaterly
6	February 3, 2016	309,874,000	Badlar + 5%	1 year and 3 months	Quaterly

Series 1 and 2 are aimed at making productive investments computable under Section 35.k) of the Insurance Activity General Rules and Regulations.

The remaining funds will be destined to investments in physical assets and/or the payment of working capital.

Syndicated Loan

On July 27, 2015, PEPASA entered into a syndicated loan agreement for the amount of $ 765 million with Banco Hipotecario S.A., BACS Banco de Crédito y Securitización S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Citibank N.A, Argentine branch.

Its main terms and conditions are described below:

-        Interest: Private Badlar corrected rate plus a 5.75% spread for an amount of $ 615 million, and a 30% fixed rate for an amount of up to $ 150 million;

-        Amortization: it will be amortized in 10 quarterly and consecutive installments, the first one being payable upon the expiration of the term of 15 months as from the disbursement date. The first two installments will represent 5.25% of the principal; the third one, 7.5% of the principal; the fourth one, 11.5% of the principal; and, as from the fifth to the tenth installment, 11.75% of the principal. These amortization conditions will apply to the variable-rate and fixed-rate loan;

-        Guarantees: PEPASA will issue promissory notes to each of the banks to guarantee the outstanding principal and interest in the proportion of their share in the loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Net funds resulting from the syndicated loan will be applied by PEPASA to the expenses foreseen under the Investment Agreement with YPF.

As of December 31, 2015, PEPASA has complied with all covenants stipulated in the agreement.

20.3 Distribution

20.3.1 Edenor

Corporate bonds programs

The Company is included in a Corporate Bonds program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Millons of U$S			Millons of $
Corporate Bonds	Class	Rate	Year of Maturity	Debt structure at 01.01.2015	Debt Purchase 2015 (2)	Debt structure at 12.31.2015	Debt structure at 12.31.2015
Fixed Rate Par Note	7	10.50	2017	14.8	-	14.8	192.5
Fixed Rate Par Note (1)	9	9.75	2022	172.2	(9.2)	163.0	2,148.6
Total				186.9	(9.2)	177.7	2,341.1

				Millons of U$S			Millons of $
Corporate Bonds	Class	Rate	Year of Maturity	Debt structure at 01.01.2014	Debt Purchase 2014 (2)	Debt structure at 12.31.2014	Debt structure at 12.31.2014
Fixed Rate Par Note	7	10.50	2017	14.8	-	14.8	126.2
Fixed Rate Par Note (1)	9	9.75	2022	186.1	(13.9)	172.2	1,472.2
Total				200.9	(13.9)	186.9	1,598.4

(1)      Net of issuance expenses.

(2)      Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies. On March 27, 2014, Corporate bonds that EDENOR held in its portfolio were written off.

The main covenants are the following:

i)         Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit EDENOR’s actions with regard to, among others, the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of Edenor’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

ii)       Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- Edenor’s long-term debt rating is raised to Investment Grade, or

- Edenor’s Level of Indebtedness calculated on the shareholders' equity is equal to or lower than 2.5.

If Edenor subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

20.4 Holding and others

20.4.1 PESA

TGS Financing

On October 6, 2011, TGS granted the Company a borrowing/financing amounting to US$ 26 million to make the payment necessary to acquire the rights to control, suspend and waive Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (”CIADI”) (the “Arbitration Proceeding”) pursuant to the Call Option Agreement entered into between the Company, Inversiones Argentina II and GEB Corp. (the “ICSID Contract”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

After several postponements, on April 26, 2013, the parties agreed on the following amendments to the financing agreement:

i)                The maturity date will be October 6, 2014, automatically extendable for a single additional period of one year,

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

During September 2015, the condition stipulated in the loan agreement granted by TGS has been met, which required its compulsory cancellation through the full and unconditional assignment of all the ownership rights and liabilities held by the Company under the Arbitration Proceeding.

On October 7, 2015, all rights under the Arbitration Proceeding were assigned to a trust formed abroad to TGS and consequently, on that date the effects of the transaction were recognized according to the following breakdown:

Loan principal balance	242,372,000
Interest and taxes	81,795,769
Total TGS loan	324,167,769

Rights over arbitration proceedings	108,754,000

Gain from discharge/cancellation of TGS loan	215,413,769

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: DEFERRED REVENUE

Non current	12.31.2015	12.31.2014

Customer contributions not subject to repayment	153,815,820	109,089,120
	153,815,820	109,089,120

Current

Customer contributions not subject to repayment	763,684	763,684
	763,684	763,684

NOTE 22: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2015	12.31.2014

Seniority - based bonus	73,715,803	59,742,127
Early retirements payable	6,323,535	3,116,180
	80,039,338	62,858,307

Current

Salaries and social security contributions	231,789,446	195,696,094
Provision for vacations	354,198,787	295,534,685
Provision for gratifications	55,298,077	39,765,102
Provision for annual bonus for efficiency	241,174,433	192,092,861
Early retirements payable	4,507,072	2,186,156
	886,967,815	725,274,898

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement payment.

The amounts and conditions vary depending on the collective bargaining agreement and for employees who are not union members.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2015	12.31.2014	12.31.2013
Liabilities at the beginning	223,347,647	145,073,927	142,749,594
Current services cost	36,010,995	15,674,883	5,147,032
Cost for interest	83,562,352	55,955,929	27,877,079
Discontinued operations	-	-	(45,299,718)
Actuarial losses (gains)	3,300,596	24,829,850	27,764,805
Benefit payments	(35,677,351)	(18,186,942)	(13,164,865)
Liabilities at the end	310,544,239	223,347,647	145,073,927

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2015	12.31.2014	12.31.2013
Generation	77,867,255	62,425,518	42,382,871
Distribution	232,676,984	160,922,129	102,691,056
Total	310,544,239	223,347,647	145,073,927

As of December 31, 2015 and 2014, the Company carried no assets related to defined benefits plans.

The details of the charge acknowledged in the Comprehensive Income (Loss) Statement is the following:

	12.31.2015	12.31.2014	12.31.2013
Current services cost	36,010,995	15,674,883	5,147,032
Cost for interest	83,562,352	55,955,929	27,877,079
Actuarial losses	2,204,814	1,532,583	730,605
Actuarial loss through other comprehensive income	1,095,782	23,297,267	27,034,200
Total cost	122,873,943	96,460,662	60,788,916

The obligations for defined benefit plans expected are:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: (Continuation)

12.31.2015
Less than one year	46,089,380
One to two years	20,510,159
Two to three years	24,850,965
Three to four years	24,189,261
Four to five years	30,226,625
Up to five years	141,084,965

The actuarial assumptions used were as follows:

	12.31.2015	12.31.2014	12.31.2013
Discount rate	6%	6%	6%
Salaries increase	2%	2%	2%
Average inflation	32%	32%	25%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds as of December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon is expected to be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2015
Discount rate: 5%
Obligation	333,224,324
Variation	22,680,085
7.30%

Discount rate: 7%
Obligation	290,930,189
Variation	(19,614,050)
(6.32%)

Salaries increase: 1%
Obligation	292,255,295
Variation	(18,288,944)
(5.89%)

Salaries increase: 3%
Obligation	331,342,940
Variation	20,798,701
6.70%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: (Continuation)

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

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans up to the closing date of the year ended December 31, 2015.

These benefits do not apply to key management personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: TAX LIABILITIES

Non current	12.31.2015	12.31.2014

Value added tax	95,700,492	77,286,956
Income tax provision, net of witholdings and advances	102,871,269	63,685,209
Minimum notional income tax provision, net of witholdings and advances	168,896,460	118,700,596
Sales tax	4,250,033	1,766,628
Payment plans	15,380,012	17,769,495
Other	1,364,738	2,022,829
	388,463,004	281,231,713

Current

Income tax provision, net of witholdings and advances	92,386,069	15,192,552
Minimum notional income tax provision, net of witholdings and advances	46,563,652	16,393,289
Value added tax	29,170,820	24,805,453
Municipal, provincial and national contributions	73,804,583	67,999,068
Personal assets tax provision	26,219,494	8,686,056
Payment plans	3,052,584	2,802,592
Municipal taxes	44,293,674	40,327,928
Tax withholdings to be deposited	280,992,443	43,827,166
Stamp tax payable	9,590,568	9,590,568
Other	4,038,586	2,303,950
	610,112,473	231,928,622

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: PROVISIONS

	12.31.2015
	For contingencies	Asset retirement obligation	Total
Non Current
At the beginning of the year	116,904,454	2,623,202	119,527,656
Increases	149,179,441	46,543,290	195,722,731
Decreases	(1,471,412)	-	(1,471,412)
At the end of the year	264,612,483	49,166,492	313,778,975

	12.31.2015
	For contingencies
Current
At the beginning of the year	24,170,912
Increases	78,970,903
Decreases	(32,550,249)
At the end of the year	70,591,566

	12.31.2014
	For contingencies	Asset retirement obligation	Total
Non Current
At the beginning of the year	89,775,416	1,761,146	91,536,562
Increases	38,129,133	862,056	38,991,189
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	(603,634)	-	(603,634)
Decreases	(5,885,983)	-	(5,885,983)
At the end of the year	116,904,454	2,623,202	119,527,656

	12.31.2014
	For contingencies
Current
At the beginning of the year	11,167,430
Increases	56,636,476
Reclassifications	4,510,478
Decreases	(48,143,472)
At the end of the year	24,170,912

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: (Continuation)

	12.31.2013
	For contingencies	Asset retirement obligation	Total
Non Current
At the beginning of the year	86,733,374	881,711	87,615,085
Increases	14,637,856	879,435	15,517,291
Decreases	(8,299,769)	-	(8,299,769)
Discontinued operations	(3,296,045)	-	(3,296,045)
At the end of the year	89,775,416	1,761,146	91,536,562

	12.31.2013
	For contingencies
Current
At the beginning of the year	10,454,156
Increases	21,933,590
Decreases	(17,058,944)
Discontinued operations	(4,161,372)
At the end of the year	11,167,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: REVENUE

	12.31.2015	12.31.2014	12.31.2013

Sales of energy to the SPOT Market	1,072,149,819	1,013,970,810	597,361,773
Sales of energy for the Resolution No. 220/07	918,105,862	777,074,476	375,122,985
Sales of energy to MAT	1,540,301	88,016,383	468,072,318
Energy plus sales	470,115,211	376,721,231	267,833,254
Other sales	11,311,521	19,672,330	20,942,816
Generation subtotal	2,473,222,714	2,275,455,230	1,729,333,146

Energy sales (1)	3,720,442,988	3,536,146,761	3,393,759,304
Right of use of poles	76,416,604	57,462,917	41,537,592
Connection and reconnection charges	5,302,325	4,766,500	5,393,605
Distribution subtotal	3,802,161,917	3,598,376,178	3,440,690,501

Gas sales	812,647,779	267,607,266	116,396,140
Oil and liquid sales	34,866,520	21,913,631	18,676,492
Oil and gas subtotal	847,514,299	289,520,897	135,072,632

Administrative services sales	21,872,401	29,000,109	20,985,911
Other sales	854,832	753,001	1,214,398
Holding and others subtotal	22,727,233	29,753,110	22,200,309

Intersegment sales	15,155,270	11,540,096	7,696,962

Total revenue	7,160,781,433	6,204,645,511	5,334,993,550

(1) Includes revenue from the application of SE Resolution No. 347/12 for $ 535.5 million and $ 508.1 million for the year ended December 31, 2015 and 2014, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: COST OF SALES

	12.31.2015	12.31.2014	12.31.2013
Inventories at the beginning for the year	135,570,860	114,615,289	107,342,562

Plus: Charges for the year
Purchases of inventories and of energy	2,112,676,027	1,900,340,148	2,056,829,052
Salaries and social security charges	2,196,486,036	1,628,222,919	975,865,640
Fringe benefits	36,380,012	23,290,505	13,566,377
Accrual of defined benefit plans	96,511,517	58,973,854	25,808,193
Fees and compensation for services	585,998,669	754,831,570	696,973,646
Property, plant and equipment depreciations	640,500,673	401,421,064	309,105,669
Intangible assets amortization	29,462,213	29,462,214	39,481,210
Depreciation of biological assets	40,815	40,815	40,815
Gas consumption	88,382,701	151,533,463	147,490,706
Purchase of energy	212,401,703	243,636,169	546,124,382
Fuel consumption	-	-	29,316,309
Transport of energy	16,277,810	28,166,193	24,815,156
Material consumption	297,102,048	251,200,852	162,592,701
Penalties	260,433,537	245,211,708	305,777,489
Fitting oil	3,471,687	3,399,074	-
Maintenance	127,624,724	84,712,678	100,545,265
Canons and Royalties	138,679,735	67,558,760	45,569,871
Gas production	138,296,404	36,577,860	11,568,867
Rental and insurance	79,417,582	57,523,491	51,611,895
Surveillance and security	52,735,805	35,142,150	22,520,858
Taxes, rates and contributions	24,904,989	14,547,451	16,459,783
Communications	14,551,171	13,770,143	8,189,542
Water consumption	9,327,728	7,073,624	-
Other	21,018,879	13,398,574	20,293,547
Subtotal	5,070,006,438	4,149,695,131	3,553,717,921

Less: Inventories at the end of the year	(225,462,790)	(135,570,860)	(114,615,289)
Total cost of sales	7,092,790,535	6,029,079,708	5,603,274,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: SELLING EXPENSES

	12.31.2015	12.31.2014	12.31.2013
Salaries and social security charges	310,826,478	255,959,037	185,161,944
Fringe benefits	286,672	182,540	153,771
Accrual of defined benefit plans	12,331,517	6,869,206	3,727,606
Fees and compensation for services	332,955,352	264,899,163	200,276,881
Compensation agreements	74,285,216	19,291,337	1,907,959
Property, plant and equipment depreciations	34,956,294	18,562,317	9,301,600
Taxes, rates and contributions	94,902,351	64,474,833	93,399,242
Communications	58,735,883	39,088,308	32,628,934
Penalties	24,371,291	18,360,000	52,700,000
Doubtful accounts	27,316,872	24,717,807	55,653,050
Surveillance and security	839,450	201,120	552,808
Other	874,657	754,679	665,637
Total selling expenses	972,682,033	713,360,347	636,129,432

NOTE 29: ADMINISTRATIVE EXPENSES

	12.31.2015	12.31.2014	12.31.2013
Salaries and social security charges	526,612,767	376,464,741	245,648,385
Fringe benefits	16,207,755	11,575,551	8,545,262
Accrual of defined benefit plans	12,935,127	7,320,335	4,218,917
Fees and compensation for services	293,942,819	220,815,364	140,208,466
Compensation agreements	100,991,563	25,576,205	6,995,852
Director's and Syndicate fees	43,748,959	21,605,223	18,819,985
Reserve for directors’ options	-	6,709,014	8,945,352
Property, plant and equipment depreciations	15,724,263	17,673,738	15,823,013
Intangible assets amortization	-	-	1,038,924
Material consumption	23,047,185	13,122,325	7,737,331
Maintenance	3,209,269	2,803,699	1,723,604
Transport and per diem	6,009,626	6,238,351	3,486,066
Rental and insurance	76,590,708	52,489,107	33,777,439
Surveillance and security	26,027,785	16,681,972	11,746,010
Taxes, rates and contributions	45,415,846	26,483,704	32,974,034
Communications	9,055,126	7,585,001	5,416,538
Advertising and promotion	19,041,458	10,369,097	7,664,017
Other	20,825,819	13,945,289	7,103,898
Total administrative expenses	1,239,386,075	837,458,716	561,873,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2015	12.31.2014	12.31.2013
Insurance recovery		43,560	6,358,656	245,975,559
Recovery of expenses		6,943,308	13,765,053	10,922,850
Recovery of receivables		1,480,059	51,317,039	4,835,714
Recovery of allowance for tax credits		494,045	1,375,717	13,751,536
Recovery of other operating costs		-	-	13,002,003
Gain from discharge/cancellation of TGS Loan	20	215,413,769	-	-
Recognition of Agreement March		-	-	85,177,042
Surplus Gas Injection Compensation Res. No. 1/13		546,774,869	127,147,619	22,572,407
Income recognition for arbitral proceedings	37.2	74,770,949	-	-
Recovery of tax on gross income		-	37,943,970	-
Commissions on municipal tax collection		14,775,428	12,040,378	8,638,401
Dividends earned		4,486,563	6,226,319	6,876,038
Services to third parties		53,621,223	33,304,599	21,699,983
Profit of property, plant and equipment sale		33,760	5,596,699	403,000
Client severance		-	5,070,000	-
Recovery of penalties		7,170,518	-	-
Advance payments received for subsidiaries sales agreement		-	-	8,868,000
Other		14,669,985	11,829,808	23,497,497
Total other operating income		940,678,036	311,975,857	466,220,030

Other operating expenses
Provision for contingencies		(228,150,344)	(96,426,420)	(36,571,446)
Voluntary retirements - bonus		(43,192,457)	(24,985,431)	(15,875,775)
Decrease in property, plant and equipment		(8,790,549)	(24,236,319)	(13,807,236)
Indemnities		(11,801,084)	(8,202,312)	(4,924,296)
Decreaeses in intangible assets		-	-	(1,188,984)
Allowance for uncollectible tax credits		(95,329,238)	(4,277,247)	(10,088,463)
Net expense for technical functions		(12,899,848)	(16,235,590)	(15,540,678)
Tax on bank transactions		(176,436,692)	(109,751,805)	(84,186,431)
Other expenses FOCEDE		(59,563,107)	(97,701,000)	-
Cost for services provided to third parties		(52,420,500)	(25,265,225)	(9,035,156)
Other operating costs from contract termination		-	(11,366,548)	-
Compensation agreements		(48,324,168)	(16,678,879)	-
Donations and contributions		(6,902,455)	(4,674,148)	(3,078,609)
Other		(10,591,004)	(7,273,952)	(9,814,000)
Total other operating expenses		(754,401,446)	(447,074,876)	(204,111,074)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: FINANCIAL RESULTS

Finance income	12.31.2015	12.31.2014	12.31.2013
Commercial interest	238,894,211	222,687,554	93,797,636
Financial interest	79,205,929	217,854,220	242,497,529
Arbitral proceedings interest	30,408,033	-	-
Other interest	19,560	-	-
Total finance income	348,527,733	440,541,774	336,295,165

Finance expenses
Commercial interest (1)	(194,538,860)	(460,787,579)	(337,086,792)
Fiscal interest	(74,605,776)	(51,036,110)	(40,861,761)
Financial interest	(937,001,529)	(508,127,128)	(415,828,810)
Other interest	(1,923,174)	(17,622,416)	(266,289)
Taxes and bank commissions	(33,124,914)	(30,042,093)	(15,846,973)
Penalties for early repayment of loans	-	(40,391,657)	-
Other financial expenses	(16,120,541)	(5,221,923)	(3,985,095)
Total financial expenses	(1,257,314,794)	(1,113,228,906)	(813,875,720)

Other financial results
Foreign currency exchange difference	(566,172,708)	(761,254,771)	(744,150,070)
Result from repurchase of Corporate Bonds	9,904,686	47,122,571	88,879,485
Changes in the fair value of financial instruments	2,252,941,696	907,867,357	295,854,837
Discounted value measurement	23,228,386	223,304,132	(155,869,735)
Asset retirement obligation	(18,899,410)	(47,953)	-
Other financial results	(31,636)	3,063,685	(3,975,734)
Total other financial results	1,700,971,014	420,055,021	(519,261,217)

Total financial results, net	792,183,953	(252,632,111)	(996,841,772)

(1) Net of the profit recorded due to the agreement between CAMMESA and Edenor described in Note 2.3.1.9).

NOTE 32: INCOME TAX

The breakdown of income tax charge is:

	Note	12.31.2015	12.31.2014	12.31.2013
Current tax		370,067,119	40,319,531	29,485,263
Deferred tax	14	162,789,052	34,668,716	(177,697,799)
Tax returns amendment adjustment		-	-	12,415,095
Difference in the estimate of previous fiscal year income tax and the income return		(17,177)	(1,731,266)	2,846,486
Minimum notional tax		53,937,955	27,155,297	15,238,198
Discontinued operations		-	-	105,533,766
Total income tax		586,776,949	100,412,278	(12,178,991)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2015	12.31.2014	12.31.2013
Profit before tax	4,435,600,963	629,952,564	729464657
Current tax rate	35%	35%	35%
Result at the tax rate	1,552,460,337	220,483,397	255,312,630

Share of profit of Joint Ventures and associates	229,072	(11,411,154)	899,798
Reserve for directors’ options	-	2,348,155	3,130,873
Non-taxable results	(1,045,231,477)	(419,313,741)	(246,305,179)
Non-deductible cost	12,512,541	4,706,151	23,993,259
Non-deductible provisions	423,216	3,071,264	-
Other	(2,463,555)	(205,979)	1,995,728
Subtotal	517,930,134	(200,321,907)	39,027,109

Expiration of tax loss-carryforwards	-	145,346	23,260,952
Minimun notional income tax credit	53,937,955	27,155,297	15,238,198
Difference in the estimate of previous fiscal year income tax and the income tax statement	45,081,553	(12,252,732)	1,952,401
Discontinued operations	-	-	105,533,766
Tax loss-carryforwards not previously recognized	(282,398,102)	(51,584,956)	(385,844,096)
Deferred tax assets not recognized	252,225,409	337,271,230	188,652,679
Total income tax expense	586,776,949	100,412,278	(12,178,991)

As of December 31, 2015 and 2014 consolidated accumulated tax losses amount to $ 1,749.9 million and $ 2,023.8 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: (Continuation)

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2015	12.31.2014

2009	2014	-	4,230,639
2010	2015	-	85,431,384
2011	2016	23,653,642	77,855,098
2012	2017	37,298,554	96,415,882
2013	2018	120,710,479	121,111,925
2014	2019	153,247,281	323,291,847
2015	2020	277,560,297	-
		612,470,253	708,336,775
Unrecognized deferred assets		(580,866,040)	(592,961,150)
Recognized Tax loss-carryforwards		31,604,213	115,375,625

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2015 and 2014 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 580.9 million and $ 593 million, respectively.

NOTE 33: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. According as mentioned in Note 41 as of December 31, 2014, the Company had a kind of dilutive potential common shares, which corresponding to share purchase options. As of December 31, 2015 were converted into shares, for which there are no potential dilutive ordinary shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. As of December 31, 2015, the diluted earnings per share is equal to basic. Therefore, the basic and diluted results per share are the same for continuing operations during 2013, and for discontinued operations during 2013.

	12.31.2015	12.31.2014	12.31.2013
Earnings attributable to the equity holders of the Company	3,065,089,423	743,159,355	371,782,245
Weighted average amount of outstanding shares	1,346,716,389	1,314,310,895	1,314,310,895
Basic earnings per share	2.2760	0.5654	0.2829

Earnings attributable to the equity holders of the Company	3,065,089,423	743,159,355
Charge for reserve for directors’ options	-	6,709,014
Earnings attributable to the equity holders of the Company	3,065,089,423	749,868,369

Weighted average amount of outstanding shares	1,346,716,389	1,314,310,895
Adjustments for stock options	-	161,151,512
Weighted average amount of outstanding shares for diluted profit per share	1,346,716,389	1,475,462,407
Diluted earnings per share	2.2760	0.5082

			12.31.2013
(Loss) Earings attributable to the equity holders of the Company for discontinued operations			(85,698,444)
Weighted average amount of outstanding shares			1,314,310,895
Basic and diluted loss per share from discontinued operations			(0.0652)

NOTE 34: SEGMENT INFORMATION

The Company is engaged in the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. As of December 31, 2015, in view of the growth of PEPASA operations, the Company has identified Oil and Gas as a new segment. Therefore, the comparative information by segment has been restated. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, consisting in direct and indirect equity interest in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, consisting in indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, consisting in indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Oil and gas, consisting in direct participation in PEPASA dedicated to exploration and exploitation of oil and gas.

Holding and others, consisting in financial investment operations, holding, and other businesses.

The Company manages its segments based on the net income level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,473,222,714	968,597,265	3,802,161,917	847,514,299	22,727,233	-	8,114,223,428
Intersegment sales	-	4,824,400	-	95,976,534	30,833,245	(111,654,509)	19,979,670
Cost of sales	(1,337,465,646)	(666,014,234)	(5,189,018,337)	(660,007,210)	(2,275,876)	95,976,534	(7,758,804,769)
Gross profit (loss)	1,135,757,068	307,407,431	(1,386,856,420)	283,483,623	51,284,602	(15,677,975)	375,398,329

Selling expenses	(23,489,931)	-	(833,445,076)	(115,743,829)	(3,197)	-	(972,682,033)
Administrative expenses	(262,677,837)	(125,593,749)	(711,866,475)	(149,667,556)	(130,743,384)	15,677,975	(1,364,871,026)
Other operating income	91,149,862	1,134,357	80,068,901	551,436,292	218,022,982	-	941,812,394
Other operating expenses	(79,179,456)	(13,520,651)	(584,329,027)	(84,663,177)	(6,206,344)	-	(767,898,655)
Reversal of impairment of property, plant and equipment	25,259,957	-	-	-	-	-	25,259,957
Profit from share in joint ventures	-	-	813	-	-	-	813
Loss from share in associates	-	-	-	-	(9,932,259)	-	(9,932,259)
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	886,819,663	169,427,388	(3,436,427,284)	484,845,353	122,422,400	-	(1,772,912,480)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	5,025,113,729	-	-	-	5,025,113,729
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	551,498,435	-	-	-	551,498,435
Operating profit	886,819,663	169,427,388	2,140,184,880	484,845,353	122,422,400	-	3,803,699,684

Financial income	301,521,342	193,761,722	96,225,288	11,871,259	25,524,990	(86,615,146)	542,289,455
Financial expenses	(357,519,192)	(62,019,100)	(576,974,728)	(389,374,954)	(20,052,832)	86,615,146	(1,319,325,660)
Other financial results	(88,601,258)	(254,679,447)	(870,332,509)	407,959,095	2,251,945,686	-	1,446,291,567
Financial results, net	(144,599,108)	(122,936,825)	(1,351,081,949)	30,455,400	2,257,417,844	-	669,255,362
Profit before income tax	742,220,555	46,490,563	789,102,931	515,300,753	2,379,840,244	-	4,472,955,046

Income tax and minimun notional income tax	(192,388,769)	(18,843,250)	(176,287,828)	(163,563,328)	(54,537,024)	-	(605,620,199)
Profit for the year	549,831,786	27,647,313	612,815,103	351,737,425	2,325,303,220	-	3,867,334,847

Adjustment non-controlling interest in joint ventures	-	(18,510,833)	-	-	-	-	(18,510,833)
Total profit of the year	549,831,786	9,136,480	612,815,103	351,737,425	2,325,303,220	-	3,848,824,014

Depreciation and amortization (2)	149,007,354	45,428,820	294,780,551	275,623,108	1,273,245	-	766,113,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	496,882,307	9,136,480	59,131,776	174,635,640	2,325,303,220	-	3,065,089,423
Non - controlling interest	52,949,479	-	553,683,327	177,101,785	-	-	783,734,591

Consolidated statement of financial position as of December 31,2015
Assets	8,050,979,733	1,490,947,675	11,736,631,427	3,969,844,749	6,372,205,648	(1,170,875,949)	30,449,733,283
Liabilities	5,955,974,665	1,116,402,542	11,672,823,823	3,360,682,807	949,774,248	(1,170,875,949)	21,884,782,136

Additional consolidated information as of December 31, 2015
Increases in property, plant and equipment	1,515,591,572	142,608,646	2,518,227,142	2,213,604,140	468,641	-	6,390,500,141

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 672.2 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2014 (restated)	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,275,455,230	736,960,163	3,598,376,178	289,520,897	29,753,110	-	6,930,065,578
Intersegment sales	-	1,484,071	-	67,274,788	37,494,429	(93,229,121)	13,024,167
Cost of sales	(1,176,661,033)	(539,700,648)	(4,716,523,920)	(201,174,719)	(1,994,824)	67,274,788	(6,568,780,356)
Gross profit (loss)	1,098,794,197	198,743,586	(1,118,147,742)	155,620,966	65,252,715	(25,954,333)	374,309,389

Selling expenses	(17,933,800)	-	(658,946,487)	(36,474,776)	(5,284)	-	(713,360,347)
Administrative expenses	(200,037,863)	(91,840,829)	(510,281,735)	(71,109,801)	(81,467,335)	25,510,965	(929,226,598)
Other operating income	113,410,323	3,866,382	53,172,550	138,863,463	6,529,523	-	315,842,241
Other operating expenses	(73,504,738)	(11,449,555)	(319,224,611)	(51,989,531)	(2,339,617)	-	(458,508,052)
Reversal of impairment of property, plant and equipment	88,406,704	-	-	-	-	-	88,406,704
Profit from share in joint ventures	-	-	4,928	-	-	-	4,928
Loss from share in associates	-	-	-	-	(1,605,070)	-	(1,605,070)
Operating profit (loss)	1,009,134,823	99,319,584	(2,553,423,097)	134,910,321	(13,635,068)	(443,368)	(1,324,136,805)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	2,271,926,952	-	-	-	2,271,926,952
Operating profit (loss)	1,009,134,823	99,319,584	(281,496,145)	134,910,321	(13,635,068)	(443,368)	947,790,147

Financial income	240,948,678	226,124,624	238,973,376	12,933,722	13,102,465	(65,416,467)	666,666,398
Financial expenses	(310,774,890)	(59,393,142)	(692,484,612)	(176,669,084)	849,632	65,859,835	(1,172,612,261)
Other financial results	(82,259,803)	(142,011,652)	(528,135,412)	122,981,107	907,469,129	-	278,043,369
Financial results, net	(152,086,015)	24,719,830	(981,646,648)	(40,754,255)	921,421,226	443,368	(227,902,494)
Profit (Loss) before income tax	857,048,808	124,039,414	(1,263,142,793)	94,156,066	907,786,158	-	719,887,653

Income tax and minimun notional income tax	(224,090,358)	(51,421,728)	161,758,063	(10,236,836)	(27,843,149)	-	(151,834,008)
Profit (Loss) for the year	632,958,450	72,617,686	(1,101,384,730)	83,919,230	879,943,009	-	568,053,645

Adjustment non-controlling interest in joint ventures	-	(38,513,359)	-	-	-	-	(38,513,359)
Total profit (loss) of the year	632,958,450	34,104,327	(1,101,384,730)	83,919,230	879,943,009	-	529,540,286

Depreciation and amortization (2)	134,205,042	43,187,056	251,012,741	80,908,481	1,033,884	-	510,347,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2014 (restated)	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	529,325,836	34,104,327	(742,146,551)	41,932,734	879,943,009	-	743,159,355
Non - controlling interest	103,632,614	-	(359,238,179)	41,986,496	-	-	(213,619,069)

Consolidated statement of financial position as of December 31, 2014 (restated)
Assets	5,152,601,934	1,244,965,218	8,066,880,278	1,489,301,207	2,887,803,792	(910,030,330)	17,931,522,099
Liabilities	3,547,364,693	900,141,394	8,616,187,612	1,231,876,690	827,710,323	(910,030,330)	14,213,250,382

Additional consolidated information as of December 31, 2014 (restated)
Increases of property, plant and equipment	387,045,008	196,277,070	1,701,773,299	618,844,913	1,514,837	-	2,905,455,127

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 312,2 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2013 (restated)	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	1,729,333,146	435,300,074	3,440,690,501	135,072,632	22,200,309	-	5,762,596,662
Intersegment sales	2,002,563	1,580,605	-	35,052,611	21,686,380	(51,044,592)	9,277,567
Cost of sales	(1,426,829,452)	(393,694,193)	(4,122,453,202)	(88,199,812)	(844,391)	35,052,611	(5,996,968,439)
Gross profit (loss)	304,506,257	43,186,486	(681,762,701)	81,925,431	43,042,298	(15,991,981)	(225,094,210)

Selling expenses	(78,522,087)	-	(549,142,696)	(8,464,649)	-	-	(636,129,432)
Administrative expenses	(139,046,394)	(67,703,269)	(332,572,593)	(26,065,746)	(78,118,032)	13,989,418	(629,516,616)
Other operating income	363,356,067	9,677,530	62,289,569	32,822,400	7,750,190	-	475,895,756
Other operating expenses	(47,465,615)	(7,057,780)	(143,441,679)	(6,755,323)	(6,433,872)	-	(211,154,269)
Profit from share in joint ventures	-	-	4,682	-	-	-	4,682
Loss from share in associates	-	-	-	-	2,228,499	-	2,228,499
Operating profit (loss)	402,828,228	(21,897,033)	(1,644,625,418)	73,462,113	(31,530,917)	(2,002,563)	(1,223,765,590)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	2,933,051,544	-	-	-	2,933,051,544
Operating profit (loss)	402,828,228	(21,897,033)	1,288,426,126	73,462,113	(31,530,917)	(2,002,563)	1,709,285,954

Financial income	63,949,836	172,978,880	287,067,095	2,095,270	4,503,972	(21,321,008)	509,274,045
Financial expenses	(216,444,762)	(41,928,248)	(565,770,281)	(60,073,397)	7,130,820	21,293,461	(855,792,407)
Other financial results	(437,463,117)	(114,902,206)	(425,491,481)	25,943,514	317,749,867	-	(634,163,423)
Financial results, net	(589,958,043)	16,148,426	(704,194,667)	(32,034,613)	329,384,659	(27,547)	(980,681,785)
(Loss) Profit before income tax	(187,129,815)	(5,748,607)	584,231,459	41,427,500	297,853,742	(2,030,110)	728,604,169

Income tax and minimun notional income tax	(20,682,593)	832,623	52,724,268	(4,178,328)	(15,684,356)	-	13,011,614
(Loss) Profit for the year	(207,812,408)	(4,915,984)	636,955,727	37,249,172	282,169,386	(2,030,110)	741,615,783

Discontinued operations	-	-	(128,888,438)	-	-	2,030,110	(126,858,328)
Adjustment non-controlling interest in joint ventures	-	27,865	-	-	-	-	27,865
Total (loss) profit of the year	(207,812,408)	(4,888,119)	508,067,289	37,249,172	282,169,386	-	614,785,320

Depreciation and amortization (2)	107,730,568	41,944,731	230,060,227	35,886,233	1,114,203	-	416,735,962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated profit and loss information at December 31, 2013 (restated)	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(191,916,592)	(4,888,119)	163,469,954	37,249,172	282,169,386	-	286,083,801
Non - controlling interest	(15,895,816)	-	344,597,335	-	-	-	328,701,519

Consolidated statement of financial position as of December 31, 2013 (restated)
Assets	3,714,900,214	963,993,871	6,971,553,493	560,698,328	1,623,089,057	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	486,540,541	508,493,445	(455,870,761)	10,375,532,372

Additional consolidated information as of December 31, 2013 (restated)
Increases of property, plant and equipment	50,790,025	108,370,673	1,092,342,662	129,759,923	10,631,860	-	1,391,895,143

(1) Includes financial results generated by financial debt issued by EASA for Ps. 130.3 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Accounting criteria used by the subsidiaries to measure of results, assets and liabilities of the segments is consistent with that used in the financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

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

The reconciliation between the segment information and the statement of comprehensive income (loss) is presented below:

Consolidated profit and loss information at December 31, 2015	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	8,114,223,428	(968,597,265)	7,145,626,163
Intersegment sales	19,979,670	(4,824,400)	15,155,270
Cost of sales	(7,758,804,769)	666,014,234	(7,092,790,535)
Gross profit (loss)	375,398,329	(307,407,431)	67,990,898

Selling expenses	(972,682,033)	-	(972,682,033)
Administrative expenses	(1,364,871,026)	125,484,951	(1,239,386,075)
Other operating income	941,812,394	(1,134,358)	940,678,036
Other operating expenses	(767,898,655)	13,497,209	(754,401,446)
Reversal of impairment of property, plant and equipment	25,259,957	-	25,259,957
Profit from share in joint ventures	813	9,276,955	9,277,768
Loss from share in associates	(9,932,259)	-	(9,932,259)
Operating loss before higher costs recognition and SE Resolution No. 32/15	(1,772,912,480)	(160,282,674)	(1,933,195,154)
Income recognition on account of the RTI - SE Resolution 32/15	5,025,113,729	-	5,025,113,729
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	551,498,435	-	551,498,435
Operating profit (loss)	3,803,699,684	(160,282,674)	3,643,417,010

Financial income	542,289,455	(193,761,722)	348,527,733
Financial expenses	(1,319,325,660)	62,010,866	(1,257,314,794)
Other financial results	1,446,291,567	254,679,447	1,700,971,014
Financial results, net	669,255,362	122,928,591	792,183,953
Profit (Loss) before income tax	4,472,955,046	(37,354,083)	4,435,600,963

Income tax and minimun notional income tax	(605,620,199)	18,843,250	(586,776,949)
Profit (Loss) for the year	3,867,334,847	(18,510,833)	3,848,824,014

Adjustment non-controlling interest in Joint Ventures	(18,510,833)	18,510,833	-
Profit for the year	3,848,824,014	-	3,848,824,014

Depreciation and amortization	766,113,078	(45,428,820)	720,684,258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated statement of financial position as of December 31,2015	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	30,449,733,283	(1,300,124,175)	29,149,609,108
Liabilities	21,884,782,136	(1,116,371,280)	20,768,410,856

Additional consolidated information as of December 31, 2015	Segment information	Increases in property, plant and equipment from interest in joint ventures	Note 10
Increases in property, plant and equipment	6,390,500,141	(142,608,646)	6,247,891,495

Consolidated statement of financial position as of December 31, 2014 (restated)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	6,930,065,578	(736,960,163)	6,193,105,415
Intersegment sales	13,024,167	(1,484,071)	11,540,096
Cost of sales	(6,568,780,356)	539,700,648	(6,029,079,708)
Gross profit (loss)	374,309,389	(198,743,586)	175,565,803

Selling expenses	(713,360,347)	-	(713,360,347)
Administrative expenses	(929,226,598)	91,767,882	(837,458,716)
Other operating income	315,842,241	(3,866,384)	311,975,857
Other operating expenses	(458,508,052)	11,433,176	(447,074,876)
Reversal of impairment of property, plant and equipment	88,406,704	-	88,406,704
Profit from share in joint ventures	4,928	34,203,440	34,208,368
Loss from share in associates	(1,605,070)	-	(1,605,070)
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	(1,324,136,805)	(65,205,472)	(1,389,342,277)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes SE No. 6852/13 and 4012/14	2,271,926,952	-	2,271,926,952
Operating profit (loss)	947,790,147	(65,205,472)	882,584,675

Financial income	666,666,398	(226,124,624)	440,541,774
Financial expenses	(1,172,612,261)	59,383,355	(1,113,228,906)
Other financial results	278,043,369	142,011,652	420,055,021
Financial results, net	(227,902,494)	(24,729,617)	(252,632,111)
Profit before income tax	719,887,653	(89,935,089)	629,952,564

Income tax and minimun notional income tax	(151,834,008)	51,421,730	(100,412,278)
Profit for the year	568,053,645	(38,513,359)	529,540,286

Adjustment non-controlling interest in joint ventures	(38,513,359)	38,513,359	-
Total profit of the year	529,540,286	-	529,540,286

Depreciation and amortization (2)	510,347,204	(43,187,056)	467,160,148

Consolidated profit and loss information at December 31, 2014 (restated)	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,931,522,099	(1,064,548,738)	16,866,973,361
Liabilities	14,213,250,382	(900,116,036)	13,313,134,346

Additional consolidated information as of December 31, 2014 (restated)	Segment information	Increases in property, plant and equipment from interest in joint ventures	Note 10
Increases in property, plant and equipment	2,905,455,127	(196,277,070)	2,709,178,057

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Consolidated statement of financial position as of December 31, 2013 (restated)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	5.762.596.662	(435.300.074)	5.327.296.588
Intersegment sales	9.277.567	(1.580.605)	7.696.962
Cost of sales	(5.996.968.439)	393.694.193	(5.603.274.246)
Gross profit (loss)	(225.094.210)	(43.186.486)	(268.280.696)

Selling expenses	(636.129.432)	-	(636.129.432)
Administrative expenses	(629.516.616)	67.643.523	(561.873.093)
Other operating income	475.895.756	(9.675.726)	466.220.030
Other operating expenses	(211.154.269)	7.043.195	(204.111.074)
Profit from share in joint ventures	4.682	(4.804.031)	(4.799.349)
Loss from share in associates	2.228.499	-	2.228.499
Operating (loss) profit before higher costs recognition and SE Resolution No. 32/15	(1.223.765.590)	17.020.475	(1.206.745.115)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes SE No. 6852/13 and 4012/14	2.933.051.544	-	2.933.051.544
Operating profit	1.709.285.954	17.020.475	1.726.306.429

Financial income	509.274.045	(172.978.880)	336.295.165
Financial expenses	(855.792.407)	41.916.687	(813.875.720)
Other financial results	(634.163.423)	114.902.206	(519.261.217)
Financial results, net	(980.681.785)	(16.159.987)	(996.841.772)
Profit before income tax	728.604.169	860.488	729.464.657

Income tax and minimun notional income tax	13.011.614	(832.623)	12.178.991
Profit for the year	741.615.783	27.865	741.643.648

Discontinued operations	(126.858.328)	-	(126.858.328)
Adjustment non-controlling interest in joint ventures	27.865	(27.865)	-
Total profit of the year	614.785.320	-	614.785.320

Depreciation and amortization (2)	416.735.962	(41.944.731)	374.791.231

Consolidated profit and loss information at December 31, 2013 (restated)	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	13.378.364.202	(815.809.970)	12.562.554.232
Liabilities	10.375.532.372	(687.800.243)	9.687.732.129

Additional consolidates information as of December 31, 2013 (restated)	Segment information	Increases in property, plant and equipment from interest in joint ventures	Note 10
Increases in property, plant and equipment	1.391.895.143	(108.370.673)	1.283.524.470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2015	12.31.2014	12.31.2013
Joint ventures
Transener	15,155,270	11,540,096	7,696,962
	-	-
Other related parties
TGS	40,479,980	30,259,816	-
CYCSA	1,560,000	1,195,488	1,095,864
Grupo Dolphin	-	41,382	-
	57,195,250	43,036,782	8,792,826

Corresponds to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	12.31.2015	12.31.2014	12.31.2013
Joint ventures
Transener	(4,824,400)	(1,484,071)	(1,580,605)

Other related parties
SACME	(27,331,368)	(19,605,316)	(14,744,698)
TGS	(3,147,821)	(3,754,792)	-
	(35,303,589)	(24,844,179)	(16,325,303)

Corresponds to maintenance, operation and monitoring of the system for transmitting electricity.

c)     Fees for services

	12.31.2015	12.31.2014	12.31.2013
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(802,748)	(1,262,984)	(1,596,860)
	(802,748)	(1,262,984)	(1,596,860)

Corresponds to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

d)    Other operating income

	12.31.2015	12.31.2014	12.31.2013
Other related parties
TGS	215,413,769	-	-
CYCSA	6,187,905	5,018,436	3,857,297
PYSSA	-	2,100	-
	221,601,674	5,020,536	3,857,297

Corresponds to offsetting of rights over arbitration proceedings against loans and royalties for the use of the distribution network.

e)     Other operating expenses

	12.31.2015	12.31.2014	12.31.2013
Other related parties
Fundación	(3,490,000)	(3,370,000)	(2,600,000)
	(3,490,000)	(3,370,000)	(2,600,000)

Corresponds to donations.

f)      Financial expenses

	12.31.2015	12.31.2014	12.31.2013
Other related parties
PYSSA	(89,071)	(89,819)	(94,822)
TGS	(11,789,035)	(14,309,650)	(9,654,462)
Orígenes Retiro	(44,971,678)	(45,032,366)	-
	(56,849,784)	(59,431,835)	(9,749,284)

Corresponds mainly to interest on loans received.

g)    Capital Subscription

	12.31.2015	12.31.2014	12.31.2013
Joint ventures
Citelec	475,000	-	1,198,435
	475,000	-	1,198,435

h)    Reserve for directors’ options

	12.31.2015	12.31.2014	12.31.2013
Other related parties
Directores	-	6,709,014	8,945,352
	-	6,709,014	8,945,352

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

i)      Corporate Bonds transactions

	12.31.2015	12.31.2014	12.31.2013
Other related parties
Orígenes Retiro	3,121,084	6,460,000	-
	3,121,084	6,460,000	-

j)      Other financial results

	12.31.2015	12.31.2014	12.31.2013
Other related parties
CYCSA	12,025,000	-	-
	12,025,000	-	-

Corresponds to the valuation of derivative financial instruments.

k)     Key management personnel remuneration

The total remuneration to executive directors accrued during the year ended December 31, 2015,2014 and 2013 amounts to $ 267.3 million ($ 43.7 million in Directors' and Sindycs' fees and $ 223.6 in the accrual of the Company-Value Compensation and EBDA), $ 88.8 million ($ 20.6 million in Directors' and Sindycs' fees $ 6.7 in the accrual of reserves of share based payments and $ 61.5 in the accrual of the Company-Value Compensation and EBDA) and $ 36.6 million ($ 18.8 million in Directors' and Sindycs' fees $ 8.9 in the accrual of reserves of share based payments and $ 8.9 in the accrual of the Company-Value Compensation and EBDA) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

l)      Balances with related parties:

As of December 31, 2015	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	5,832,549	-	-
Other related parties:
CYCSA	471,900	-	6,406,202
PYSSA	-	-	7,510
Fundación	-	-	300,000
SACME	-	7,064,978	661,802
Grupo Dolphin	-	-	8,757
Ultracore	-	-	2,071,475
TGS	426,410	-	5,270,322
	6,730,859	7,064,978	14,726,068

As of December 31, 2015	Trade payables	Others payables	Borrowings
	Current	Current	Current	Non Current
Joint ventures:
Transener	1,513,486	-	-	-
Other related parties:
CYCSA	-	116,595,124	-	-
PYSSA	-	-	-	-
SACME	-	3,446,742	-	-
Grupo Dolphin	-	16,767	-	-
Orígenes Retiro	-	-	179,600,083	21,092,258
TGS	343,439	-	-	-
UTE Apache	-	4,622,080	-	-
	1,856,925	124,680,713	179,600,083	21,092,258

As of December 31, 2014	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Citelec	-	-	250,000
Transener	3,539,690	-	-
Other related parties:
CYCSA	241,090	-	170,051
Ultracore	-	-	942,506
SACME	-	7,366,313	666,344
Directors	-	-	4,344,050
TGS	5,846,235	-	3,449,039
	9,627,015	7,366,313	9,821,990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

As of December 31, 2014	Trade payables	Others payables	Borrowings
	Current	Current	Current	Non Current
Joint ventures:
Transener	163,093	-	-	-
Other related parties:
SACME	-	2,705,669	-	-
Orígenes Retiro	-	-	-	193,403,000
TGS	221,441	-	269,697,740	-
	384,534	2,705,669	269,697,740	193,403,000

NOTE 36: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2015	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	5,017,249,072	290,662,529	5,307,911,601	796,131,220	6,104,042,821
Financial assets at fair value through profit and loss
Government securities	-	1,590,353,006	1,590,353,006	-	1,590,353,006
Corporate securities	-	13,428,727	13,428,727	-	13,428,727
Trusts	-	2,554,544,826	2,554,544,826	-	2,554,544,826
Shares	-	70,805	70,805	-	70,805
Investment funds	-	2,500,804,849	2,500,804,849	-	2,500,804,849
Derivative financial instruments	-	197,150	197,150	-	197,150
Cash and cash equivalents	423,110,047	93,487,871	516,597,918	-	516,597,918
Total	5,440,359,119	7,043,549,763	12,483,908,882	796,131,220	13,280,040,102

Liabilities
Trade and other liabilities	7,120,712,793	-	7,120,712,793	2,230,542,573	9,351,255,366
Borrowings	7,992,409,113	-	7,992,409,113	-	7,992,409,113
Derivative financial instruments	-	18,081,410	18,081,410	-	18,081,410
Total	15,113,121,906	18,081,410	15,131,203,316	2,230,542,573	17,361,745,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	3,294,835,322	53,238,417	3,348,073,739	510,181,149	3,858,254,888
Financial assets at fair value through profit and loss
Government securities	-	237,068,910	237,068,910	-	237,068,910
Corporate securities	-	505,553	505,553	-	505,553
Trusts	-	962,942,332	962,942,332	-	962,942,332
Shares	-	61,700,114	61,700,114	-	61,700,114
Investment funds	-	729,373,180	729,373,180	-	729,373,180
Cash and cash equivalents	199,697,527	135,536,579	335,234,106	-	335,234,106
Total	3,494,532,849	2,180,365,085	5,674,897,934	510,181,149	6,185,079,083

Liabilities
Trade and other liabilities	4,805,459,080	-	4,805,459,080	1,640,446,064	6,445,905,144
Borrowings	4,570,571,693	-	4,570,571,693	-	4,570,571,693
Derivative financial instruments	-	47,880,462	47,880,462		47,880,462
Total	9,376,030,773	47,880,462	9,423,911,235	1,640,446,064	11,064,357,299

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2015	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	326,131,437	22,396,296	348,527,733	-	348,527,733
Interest expense	(1,137,115,526)	-	(1,137,115,526)	(70,953,813)	(1,208,069,339)
Foreign exchange, net	(1,026,680,876)	460,508,168	(566,172,708)	-	(566,172,708)
Results from financial instruments at fair value	-	2,252,941,696	2,252,941,696	-	2,252,941,696
Other financial results	(17,547,111)	1,403,092	(16,144,019)	(18,899,410)	(35,043,429)
Total	(1,855,212,076)	2,737,249,252	882,037,176	(89,853,223)	792,183,953

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	421,578,000	18,963,774	440,541,774	-	440,541,774
Interest expense	(969,307,212)	-	(969,307,212)	(68,266,021)	(1,037,573,233)
Foreign exchange, net	(955,452,688)	194,197,917	(761,254,771)	-	(761,254,771)
Results from financial instruments at fair value,	-	907,867,357	907,867,357	-	907,867,357
Other financial results	195,910,702	-	195,910,702	1,876,060	197,786,762
Total	(1,307,271,198)	1,121,029,048	(186,242,150)	(66,389,961)	(252,632,111)

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	297.026.738	39.268.427	336.295.165	-	336.295.165
Interest expense	(753.181.891)	-	(753.181.891)	(40.861.761)	(794.043.652)
Foreign exchange, net	(856.896.878)	116.878.477	(740.018.401)	(4.131.669)	(744.150.070)
Results from financial instruments at fair value	2.277.047	293.577.790	295.854.837	-	295.854.837
Other financial results	(88.986.917)	58.220	(88.928.697)	(1.869.355)	(90.798.052)
Total	(1.399.761.901)	449.782.914	(949.978.987)	(46.862.785)	(996.841.772)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: CONTINGENCIES

37.1 CTG

Legal proceeding with DESA

DESA filed a complaint against CTG seeking to enforce performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract.

After a long judicial proceeding with wholly contradictory Court judgments, on April 15, 2014 and in view of the course of the litigation during the year 2014, CTG’s management decided to put an end to the dispute with DESA by executing a settlement agreement whereby it paid the amount of $ 15 million plus VAT to DESA and the amount of $ 3.8 million plus VAT to the intervening Law Office.

Termination of the reorganization proceeding

On September 24, 2014, CTG was served notice of a judicial order passed on June 30, 2014 and its explanatory order passed in September declaring the termination of the reorganization proceeding pursuant to Section 59 of Bankruptcy Act No. 24,522 and its amending provisions. Within this context, the judge ordered the lifting of the general restraint overgoods, the termination of the statutory auditors’ duties and the fixing of their professional fees in the amount of $ 1.6 million plus VAT. Statutory auditors have expressed their consent to this order, which is thus deemed final and conclusive. CTG has appealed the high statutory auditors’ fees having, the last one, answered the transfer of the corresponding grievances. It is pending of resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

37.2 CTLL

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

(ii)     The return of the amounts collected by CTLL through the execution of bank guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

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

The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, the Company assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million.

On June 19, 2015, CTLL was served notice of the award issued by the Arbitration Court constituted to such effect, which would put an end to all existing controversies (the “Award”).

The Award: (i) disallows practically all claims filed by the Contractor in the Arbitration Proceeding; (ii) declares that the Contractor has incurred several breaches of contract; (iii) provides for a penalty payable by the Contractor to CTLL in the amount of US$ 49.3 million as compensation for damages, cost reimbursements and penalties stipulated under the Contract in case of delays by the Contractor; (iv) declares the legitimacy of the execution of sureties by CTLL; and finally, (v) sentences the Contractor to pay the amount of US$ 1.6 million corresponding to 60% of the costs and expenses incurred by CTLL in the Arbitration Proceeding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

On November 17, 2015 the Addendum to the Award was notified, whereby the Arbitration Court dismissed all petitions filed by the parties, with the exception of the correction of certain misspellings and minor adjustments in the principal and interest amounts pursuant to the execution of the sureties.

Thus, after offsetting certain reciprocal receivables and payables between the parties, the balance owed by the Contractor in favor of CTLL by virtue of the Award and its addendum, amounted to US$ 14.5 million, which is made up as follows: (i) U$S 10.3 million as principal (which will accrue interest at an 8% annual rate until the full repayment of the debt); (ii) US$ 2.6 million as interest calculated until March 2015; and (iii) US$ 1.6 million as legal and arbitration costs.

On December 3, 2015, the parties executed a “Debt Acknowledgment, Payment Undertaking and Settlement Agreement” (the “Agreement”) establishing the form, terms and conditions for the cancellation of the balance owed by the Contractor to CTLL.

Consequently, as of November 27, 2015, the Contractor acknowledges that it owes US$ 15.3 million to CTLL, which is broken down as follows:

(i)            Award's main penalty: US$ 10.3 million.

(ii)          Interest on the Award's main penalty: US$ 3.2 million.

(iii)         Legal and arbitration costs: US$ 1.8 million.

Furthermore, the parties have agreed a repayment installment plan, the first three installments in the amount of US$ 4 million and the fourth and last in the amount of US$ 3.3, maturing on December 30, 2015, January 30, January 27 and March 30, 2016, respectively. Provided the Contractor has duly paid the first three installments as and when required, the Company will grant a US$ 547,000 discount on the fourth installment.

The execution of the Agreement has entailed a waiver and dismissal by the Contractor of all its rights to bring or continue with any judicial proceeding aiming to annul or challenge the Award in any way whatsoever. Likewise, both the Contractor and CTLL have waived their rights to continue with the legal proceedings instituted in Spain and in Argentina.

As at the date hereof, the Contractor has only paid the amount of US$ 7.9 million and, therefore, it has breached its main obligation to pay  in whole the first two installments stipulated in the Agreement as and when required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

Therefore, CTLL has demanded the forced execution of the Agreement, which is a lawfully enforceable title conferring the right of execution in Spain.

With the execution of the Agreement on December 3, 2015, which entailed the waiver by the Contractor of all its rights to bring or continue any action aimed to annul or challenge the Award in any way whatsoever, CTLL recognized the accounting impact of the award on that date, to such effect using the provisions of IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”, since CTLL considers that now there is reasonable degree of certainty dees virtually certain for the collection of the amounts owed by the Contractor.

Items of the judgment directly related to activities the Contractor should conduct so that the acquired asset may properly operate according to the stipulated contractual conditions have been recognized as a decrease in net asset cost for an amount of US$ 24.3 million (of the US$ 18 million compensation received pursuant to the March 2011 Agreement), to such end using the exchange rate effective upon the execution of the settlement agreement with the Contractor.

The remaining compensatory items not directly related to the cost of the asset for an amount of U$S 10.9 million, which constitute a reimbursement of certain sums paid by CTLL to third parties or which are accessories to the asset recognized as from the Award (compensatory interest), have been disclosed as income under Other operating income and Financial Results in the statement of Comprehensive Income, respectively.

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

In line with the decision of the State Attorney’s Office of the Province of Neuquén, in the month of May 2014 the Revenue Department of that province issued a Non-Tax Withholding and/or Collection Certificate to CTLL effective until December 31 of that year, which has been renewed twice so far, effective until December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

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

37.3 HIDISA e HINISA

Income tax

HIDISA and HINISA have assessed their income taxes for fiscal years 2012, 2013 and 2014, which resulted in a $ 1.5, $ 0.9 and $ 45.3 million for HIDISA and $ 1.2, $ 9.3 and $ 58.2 million tax-loss carry forward, respectively, for HINISA, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms had not been applied, the taxes assessed for fiscal years 2012, 2013 and 2014 would have amounted to $ 9.6 $ 12.3 and $ 4.4 million and $ 14.1 million, respectively, for HIDISA and  $13.3 million, 14.1 million and $ 14.1 million, respectively, for HINISA

As of December 31, 2015 and until this issue is finally and conclusively resolved, HIDISA and HINISA will hold a provision for the additional income tax liabilities assessable for fiscal years 2012, 2013 and 2014 in case the inflation adjustment had not been deducted. This provision amounts to $ 39.5 million and $ 63.4 million respectively, including compensatory interest.

Sales tax

HIDISA and HINISA have filed a note to the Province of Neuquén’s Revenue Department informing that they consider that the electric power generation activity conducted in that province should be covered by the provisions of Section 12 of Act No. 15,336. Pursuant to this Section, revenues resulting from the generation of electric power are exempted from the provincial gross income tax.

As at December 31, 2015, a provision is held for gross receipts tax liabilities which would have been assessed for the January 2014 – December 2015 period if the electric power-derived income had been taxed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

37. 4 CPB

Income tax

Tax refund claim

On December 30, 2008, CPB filed a tax refund claim before the AFIP regarding the income tax payable for fiscal year 2002. This claim seeks the refund of $ 4.3 million. The refund was based on the substantial and unreasonable differences resulting from the failure to apply the inflation adjustment to tax returns submitted before such fiscal period.

As AFIP didn’t answer the claim, on March 18, 2011 CPB brought the tax refund claim before a National First Instance Administrative Litigation Court.

On March 10, 2015 CPB was notified of a judgment sustaining the tax refund claim filed by CPB. In turn, on August 3, 2015 a second-instance decision was passed disallowing the appeal filed by the National Treasury, which lodged an Extraordinary Appeal on August 18, 2015. The extraordinary appeal was dismissed, and such decision was not challenged by the Treasury; therefore, the decision is deemed a final and conclusive judgment.

37. 5 PESA and subsidiaries

Mminimum notional income tax

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the IGMP corresponding to the fiscal years 2008 and 2009.  This claim seeks the refund of $ 24.9 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and CTLL brought the tax refund claim before a National First Instance Administrative Litigation Court Federal and at the same time requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or lock action against the companies.

Regarding the interim relief filed, on May 10, 2011 and March 3, 2011, were notified of the judgment of First Instance which the precautionary measures requested by PESA and CTLL respectively were rejected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012, 2013 and 2014, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures.

As regards the Company's fiscal year 2010 claim, on November 25, 2015 a first-instance judicial decision was rendered sustaining the filed declaratory relief.

As regards EGSSA's fiscal year 2010 and 2012 claims, on August 11 and March 31, respectively, first-instance judicial decisions were rendered sustaining the filed declaratory relief. In turn, on April 8 and September 14, 2015, the appeals filed by the National Treasury were sustained and the proceedings were elevated to the Court of Appeals.

As at the issuance hereof, the intervening Courts have not rendered a decision on the substance of the other pending actions.

As of December 31, 2015 and 2014, the Company held a provision for the IGMP for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of $ 256.6 million and $ 207.2 million, respectively, including compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

37.6  Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Edenor Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2015  amounts to $ 330.1 million, has been recorded.

The most significant legal actions in which Edenor is a party involved are detailed below:

37.6.1    Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the SE be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the RTI.

c) That the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods stipulated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarity, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

Procedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and proper manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued. At present no resolution has been issued modifying the procedural stage of the proceedings; however, the records have been made available to the Prosecutor, and after they were returned the defendant submitted the report required by section 4, sub-section 1 of Law No. 26,854

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2016.

37.6.2 Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

37.6.3 Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 32/11”)

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

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, Edenor filed an ordinary appeal to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal was also filed to the same Court. On November 7, 2014, it was notified to Edenor that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor. Therefore, and within the procedural term granted for such purpose, Edenor filed an appeal requesting that the extraordinary appeal dismissed be sustained. As of the date of this report, no decision has yet been issued on this regard.

Conclusion: As of the closing date of the year ended December 31, 2015, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be terminated in 2016.

37.6.4 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: It is estimated that this action will not be terminated in 2016.

37.6.5 Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE WITHOUT LIABILITY FOR COURT FEES OR COSTS ”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed without liability for court fees or costs, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor reported as new event, under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure (CPCCN), the issuance by the Energy Secretariat of Resolution 32/15. After notice was served, the court rejected the treatment thereof as an “event”, holding the Company liable for costs. Edenor filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SE Resolution 32/15, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SE Resolution 32/15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

The motion to litigate without liability for court fees or costs , which was filed on July 2, 2013, is at present at the discovery period.

Additionally, and in the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

Conclusion: It is estimated that this action will not be terminated in 2016.

37.6.6    Administrative proceedings DJ/36/14 initiated by the AFIP.

Purpose: To accuse the Company of and have it fined for the filing of an inaccurate Minimum Presumed Income Tax return for fiscal period 2011.

Amount: $ 5.5 million.

Status: In May, 2012, Edenor filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when Edenor’s cumulative income tax losses carry forward amounted to $ 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum Presumed Income Tax (IGMP). This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the Federal Code of Civil and Commercial Procedure, Edenor filed a declaratory judgment action with the Federal Court against the Federal Government – Federal Administration of Public Revenue (AFIP) - General Tax Bureau, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the Supreme Court in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the Minimum Presumed Income Tax Return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution 3451.

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, Edenor is accused of and fined for the filing of an inaccurate Minimum Presumed Income Tax Return for fiscal period 2011.

On December 30, 2015, Edenor filed a post-judgement motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

As is evident from the preceding paragraphs, it was not Edenor’s intention to cause any harm whatsoever to the national treasury, particularly considering that a rectifying tax return has been filed.

Conclusion: no provision has been recorded for this claim in these financial statements as Edenor believes, based on that which has been previously mentioned, that there exist solid arguments for it to be considered unfounded.

37.6.7 Legal action brought by the Company (Study, Review and Inspection of Works in Public Spaces Fees “TERI”)

In December 2015, Edenor filed with the City of Buenos Aires Court in Contentious and Tax-Related Matters, a petition for declaratory judgment, together with a petition for the granting of a precautionary measure, in order to obtain a favorable judgment that would put an end to the controversy, declaring the unlawfulness of the Government of the City of Buenos Aires’s claim concerning compliance by Edenor with the payment of the TERI. The precautionary measure requested, if granted, would stop the executory proceedings in process and eliminate the possibility that an attachment be levied on Edenor’s assets. It must be pointed out that as of the date of the filing of the petition, Edenor has received assessment and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 28.8 million for such concept.

In Edenor’s opinion, these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of Edenor as well as its external legal advisors believe that there exist good reasons to support Edenor’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTE 38: PAYMENT PLAN

As regards the AFIP’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of $ 15.2 million, which will be paid up in 120 monthly installments.

NOTE 39: EDENOR’S ASSIGMENT OF USE

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

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras Substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

As of December 31, 2015 and 2014, future minimum payments with respect to operating assignments of use are as follow:

	12.31.2015	12.31.2014	12.31.2013
2014	-	-	21,046,000
2015	-	26,123,000	10,998,000
2016	47,897,037	19,864,000	4,943,000
2017	19,464,103	15,740,000	4,752,000
2018	6,320,594	5,698,282	147,000
2019	4,310,446	4,310,446	147,000
2020	146,938	146,938	-
2021	147,000	-	-
Total future minimum payments	78,286,119	71,882,667	42,033,000

Total expenses for operating assignments of use for the years ended December 31, 2015 and 2014 are $ 38.6 million and $31 million, respectively:

b.   As assignor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2015 and 2014, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2015	12.31.2014	12.31.2013
2014	-	-	51,620,297
2015	90,521,780	72,921,528	48,022,824
2016	84,949,198	5,481,316	27,846
2017	251,308	200,222	-
2018	-	157,344	-
Total future minimum collections	175,722,287	78,760,411	99,670,967

Total income from operating assignments of use for the years ended December 31, 2015 and 2014 is $74.6 million and $ 57.5 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal periods.

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

On September 28, 2014, the Opportunities Allocation Agreement terminated, having been complied of all stipulated obligations. Furthermore, as from the stated date all Company shares’ purchase options granted to the Officers may be actually exercised, according to the following expiration dates and exercise prices:

Expiration	Price of the year (U$S)	Stock Options
26.04.2024	0.27	111,500,000
26.04.2024	0.27	150,000,000
26.04.2024	0.27	120,048,564

The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: (i) a 27% volatility, based on the historical volatility of the Company; (ii) 3% dividends; and (iii) a 4.63% risk-free U.S. dollars interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: (Continuation)

Regarding these Warrants, the Company has recognized a total $ 266.1 million in profit and loss, with an offsetting entry in an equity reserve during the life of the Opportunities Assignment Agreement.

On November 23, 2015, the Company received a notification from Merrill Lynch, Pierce, Fenner & Smith Incorporated, which, acting as attorneys in fact for the holders of all warrants, formally communicated the decision to exercise, conditional upon the meeting of certain conditions, all warrants against the payment of the set exercise price.

In furtherance of the obligations under the Warrants Issuance Agreements, on December 1, 2015, against the payment of US$ 103,018,112, that is US$ 0.27 per common share or its equivalent in pesos, the Company issued 381,548,564 new common shares in the form of American Depositary Shares (“ADS”).

After the issuance, these new common shares represent 22.5% of the company's capital stock and voting rights. Thus, the Company's capital stock now consists of 1,695,859,459 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote. Both the capital increase and the public offering and quotation of the issued shares are duly authorized by the CNV and Mercado de Valores.

Therefore, the Company recognized in its Statement of Changes in Shareholders’ Equity additional paid-in capital in the amount of $ 883.3 million and a $ 266.1 million decrease in reserves.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2015		12.31.2014		12.31.2013
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-	-	-
Excercised	(381,548,564)	0.27	-	-	-	-
At the end	-	-	381,548,564	0.27	381,548,564	0.27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND DISTRIBUTION SEGMENTS

42.1 Generation

HIDISA and HINISA

During the fiscal year ended December 31, 2014, HIDISA and HINISA have disclosed negative gross and operating results. During the year ended December 31, 2015, their economic and financial situation has continued deteriorate, as evidenced by gross and operating losses and the shortfall in operating funds. This situation is mainly attributable to the negative impact that ES Resolution No. 95/13 (as amended by ES Resolutions No. 529/14 and No. 482/15) has had on these subsidiaries' remuneration as from the commercial transaction corresponding to the month of November 2013.

Despite the increases granted by ES Resolution No. 482/15 in fixed (64%), variable (23%) and additional (10%) remunerations and the incorporation of a new remunerative item (the Maintenance Remuneration), repeated claims filed by HIDISA and HINISA through different presentations to CAMMESA and the ES requesting a tariff adjustment more aligned with their technical and operating structures have been neglected.

The new remuneration scheme implemented through ES Res. No. 95/13, later modified by ES Resolutions No. 529/14 and No. 482/15, would not allow HIDISA and HINISA to generate the minimum operating cash flows necessary to cover for their operating costs. Furthermore, the scope of the new Maintenance Remuneration is insufficient to finance the cost of the maintenance works necessary to guarantee normal and efficient operating conditions.

Besides this, according to hydrological forecasts by the National Undersecretariat of Hydric Resources, the expected water input to the reservoir for the hydrological period October-September 2016 will be between 49%-82% in HIDISA and 69%-91% in HINISA of an average year, this year being classified as dry. This situation, which has persisted for six consecutive years, further impairs HIDISA and HINISA's revenues, since the established remuneration scheme has a strong variable component, and expected values cannot be reached under the current conditions.

Despite the economic and financial situation described, HIDISA and HINISA have prepared their projections on the understanding that they will get tariff improvements in line with the new guidelines on energy policy that could involve a review of the current regulatory framework of generation.

CPB

As of December 31, 2015, CPB recorded negative working capital for a total amount of $ 191.2 million. Under the Borrowings, CPB registered related funding by $ 203.1 million to be refinanced through financing disbursements of Major Maintenance to receive from CAMMESA. Furthermore, it is expected that the economic and financial situation of CPB significantly improved as of the plant again reach its full production capacity and start generating revenue again TV29 unit, after the work of technological update that is mentioned in Note 20 .

Also, while the cancellation is subject to the ability to generate excess cash, the financial burden could exceed operating results, and consequently affect the financial balance of CPB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

42.2 Distribution

In fiscal year 2015, Edenor recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the ES on March 13, 2015 of Res. No. 32/15, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession.

In spite of the deterioration of the economic and financial equation over the last years as a consequence of the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to the  recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, thanks to the adoption of certain measures aimed at mitigating the impact thereof, Edenor has been able to not only maintain the quality of the electricity distribution service but also satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years. In this regard, Edenor absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

In spite of that which has been mentioned in the first paragraph of this Note, as of December 31, 2015 Edenor’s negative working capital amounts to $ 1.8 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2015, as described in Note 2.3.1.7.e, in respect of which Edenor submitted a payment proposal based on its available and projected cash flows. Until the date of issuance of these financial statements, no answer from CAMMESA has been received.

Furthermore, on December 16, 2015, the Federal Government issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

After the closing date of the fiscal year being reported, in January 2016, the Energy and Mining Ministry issued, as part of the measures aimed at the restructuring of the electricity sector, Resolutions Nos. 6 and 7 which implemented a new electricity rate system aimed at improving the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works. Additionally, the ENRE was instructed to adjust, on account of the RTI, VAD in electricity rate schedules and to take all the necessary steps to carry out the RTI before December 31, 2016. This new electricity rate system will protect those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, will be accompanied by a program aimed at reducing the consumption of electricity and will provide for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

In view of this scenario, Edenor Board of Directors is currently assessing the sufficiency of the financial resources granted to cover the costs of the operation, the investment plans and debt service payments, as well as the impact of the different variables that affect Edenor’s business, such as behavior of demand, losses, delinquency, service quality and penalties, etc.

Additionally, Edenor Board of Directors will continue to take steps to resolve with the Grantor of the Concession and the regulatory agency the issue related to the RTI, which is expected will be concluded in accordance with the provisions of MEyM Resolution 7/16 (Note 2.3.1.2) in a satisfactory manner with regard to its timing and final form.

42.3 Transmission

Even though it is still difficult to forecast the evolution of issues described in Note 2 and their possible impact on Transener’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation.Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transener’s operations and, thus, this company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

The interest in the joint venture represents about 1% of the Group’s assets and approximately 0.2% of the Group’s income. Additionally, the Company’s management considers that the uncertainty regarding Citelec’s joint venture does not affect its capacity to continue operating on an ordinary basis, mainly due to the following reasons: (i) There is no financial dependence on Citelec, as this joint venture has not paid it any dividends since its acquisition date in 2006; (ii) Even though there is an enforceable and binding technical assistance agreement with Transener, the Company does not depend on this flow of funds to normally develop its activities; (iii) The Company is not contractually obliged to provide financial assistance to Citelec.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 43: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in EDENOR

During the year 2014, PISA has sold, through different market transactions, all its Edenor’s ADRs share (973.190 ADRs equivalent to 19.5 million of shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded $ 61.7 million as additional paid-in capital.

NOTE 44: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA had deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

At the date of issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they cannot provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: HYDROCARBON DEVELOPMENT AND EXPLOITATION PROJECTS

As of December 31, 2015, PEPASA is part of the following investment projects:

Investment agreement with YSUR by Anticlinal Campamento and Estación Fernández Oro

On December 1, 2010, PEPASA executed an investment agreement with YSUR for the joint development and exploitation of unconventional gas reservoirs in the Anticlinal Campamento and Estación Fernández Oro areas, located in the Provinces of Neuquén and Río Negro respectively.

This venture with YSUR has a 700,000 m3/day production target for unconventional natural gas during a term of three years between January 2011 and December 2013. The participation of PEPASA is 15% of that production.

To maintain the target volume production, it was estimated that the total drilling plan shall be thirty wells, which involved a total investment for PEPASA U$S 20 million.

As of December 31, 2015, the deadline for investment under this agreement has concluded, so PEPASA will receive the proceeds of the 22 drilled wells till the end of the useful life of them and will contribute to the costs associated with the exploitation. The cumulative investment amounts to US$ 17.5 million.

PEPASA's current production reaches 70,000 m3/day, which is being sold by YSUR under the Gas Plus Program.

Investment Agreements with Petrobras for “El Mangrullo” Area

Petrobras I

On December 7, 2010, PEPASA executed an investment agreement with Petrobras for the joint development and exploitation of unconventional gas reservoirs in El Mangrullo Area.

This partnership with Petrobras has an unconventional natural gas 400,000 m3/day production target during a term of four years since August 2011. PEPASA has a 43% interest in this production.

During the year ended December 31, 2015, the investment term stipulated in this agreement has terminated and, therefore, PEPASA will receive the proceeds from the 5 drilled wells until the end of their life cycles. The accumulated investments amounted to U$S 20.6 million.

The produced hydrocarbons are separately commercialized by each of the partners. PEPASA has entered into a Gas Supply Agreement with CAMMESA which is under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

Petrobras II

On February 7, 2013, PEPASA entered into a new investment agreement with Petrobras for El Mangrullo Area pursuant to conditions similar to that of the previous agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

This new partnership with Petrobras seeks to reach an unconventional natural gas production of 400,000 m3/day during a term of four years. PEPASA has an interest in 43% of the production.

In order to maintain a target production it has been estimated that the total drilling plan will consist of nine wells, which would entail a total investment of approximately US$ 33 million for PEPASA. Taking into consideration the higher costs of the wells drilled under this agreement, the final investment by PEPASA will exceed its initial estimates.

During the year ended December 31, 2015, two new wells have been drilled, one of which is already in production, whereas the remaining is under analysis. In this way, six wells were drilled under this agreement, which allowed achieve target volume production since July 2013. The cumulative investments totaling U$S 29.3 million.

The produced hydrocarbons are commercialized by each of the partners. PEPASA has entered a Gas Supply Agreement with CAMMESA under the Gas Plus Program, and all its production is commercialized for a price of US$ 5.20/MMBTU.

Lastly, during 2016, with the purpose of keeping the target production committed under the Agreement, low-pressure capture activities are expected to become operative, which will allow for an increase in the hydrocarbon recovery factor and in the production of wells; besides, three new wells are expected to be drilled with an estimated investment of US$ 9.4 million for PEPASA.

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

After meeting all investment commitments and pursuant to Executive Order No. 2541/15, the Senillosa joint venture obtained a 25-year exploitation concession called “Rio Limay Este”, as well as a prospecting lot called “Aguada Pavón” for a term of two years. Furthermore, G&P, in its capacity as concessionaire, is currently conducting proceedings to return rights over 368 km to the National Government.

During 2014, according to changes in the concession, PEPASA recognized a decrease in property, plant and equipment of $ 12.6, in Other operating expenses of the statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

Furthermore, in June 2015, PEPASA finished the work on the construction and assembly of a gas conditioning plant and a pipeline to its link with the transport system with the aim of putting into production of productive wells, allowing the start of production area. As at December 31, 2015, PEPASA's production under this agreement amounted to 10,000 m3 a day marketed to industrial clients at an average price of US$ 4.2/MMBTU.

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

As for December 31, 2014, PEPASA analyzed 3D seismic and two hydraulic fractures were made in the PA x – 3 well. As a result of these works, the well showed hydrocarbon manifestations, but, according to estimates made by the Management of PEPASA, such Company recognized a decrease in property, plant and equipment of $ 9.2 million in Other operating expenses of the statement of comprehensive Income.

On June 4, 2015, PEPASA assigned its rights and obligations under this Agreement to Petróleos Sudamericanos S.A., HOMAQ S.A. and JCR S.A. in consideration of US$ 200,000, out of which US$ 133,000 correspond to the Company.

This assignment agreement is subject to approval by the Environmental Authority and the Provincial Executive Branch within a term of twelve months as from the first business day following the execution of the Agreement.

As at the issuance of these financial statements, PEPASA is waiting for the fulfillment of these conditions for its recognition.

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

On November 6, 2013, PEPASA entered into an investment agreement with YPF S.A. in the amount of US$ 151.5 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area.

The Assigned Interest represents the total undivided rights and obligations associated with the production of hydrocarbons in the Area, with the exception of certain pre-existing wells that had been drilled by YPF and certain new YPF’s wells which will be drilled and funded exclusively by YPF.

The Investment Agreement consists of two investment phases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

a) First Phase

PEPASA undertook to invest:

•         US$ 80 million in the drilling, completion and entry into production of 17 wells to be made in the Area’s Western zone, with the exception of 2 wells which will be drilled in the Area’s South West,

•         U$S 1.5 million for the performance of approximately 40 km2 of 3D seismic.

Furthermore, YPF undertook to invest:

•         in the drilling, conclusion and entry into production of 17 additional wells exclusive of YPF; and

•         in the construction of a gas treatment and conditioning plant, as well as in a gas pipeline with an approximate length of 55 km, which will allow connecting the Area to the gas trunkline system.

b) Second Phase

After the conclusion of the first phase, PEPASA may opt to continue investing up to US$ 70 million in the drilling of 15 wells in any zone within the Area.

After the conclusion of both investment phases, all subsequent investments will be made according their respective interests.

Addendum

On May 26, 2015, PEPASA and YPF executed an agreement to modify certain terms and conditions of the Investment Agreement dated November 6, 2013.

On July 14, 2015, the Parties deemed that certain conditions precedent regarding to the validity of the Addendum have been duly met; therefore, all the terms and conditions stipulated therein will become retroactively in force as from January 1, 2015.

The main modifications to the Agreement stipulated in the Addendum are the following:

(i)         other formations previously excluded are incorporated, only excluding the Vaca Muerta and Quintuco formations;

(ii)       PEPASA will be entitled to the production of all the existing wells in the Area, with the obligation to make all investments in surface facilities -estimated at US$ 65 million for PEPASA during the years 2015 and 2016- and to take on all costs and expenses incurred in the operation of the Area according to its percentage share (50%);

(iii)      PEPASA will invest US$ 22.5 million in wells in the Mulichinco formation and/or make additional surface investments for the 2016-2017 period;

(iv)     PEPASA will make investments in exploratory wells in the Lajas formation, which will amount to US$ 34 million during the first stage for the 2016-2017 period;

(v)       in turn, PEPASA has jointly decided with YPF to expand the drilling plan for the year 2015 by approximately US$ 70 million in the Mulichinco formation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

In this way, after detailed addendum, the total investment committed by PEPASA for the period 2014-2017 in the area, would exceed U$S 350 million. As of December 31, 2015, the disbursed investment amounted to U$S 218 million.

As of December 31, 2015, production under this agreement reaches approximately 3.1 million m3/day (50% of which correspond to PEPASA, plus a 300,000 m3/day compensation pursuant to the provisions of the Agreement), which is marketed through gas supply agreements with different clients at an average price of US$ 4.7/MMBTU. It should be pointed out that the evacuation facilities have reached their maximum capacity, and they are expected to be increased to 5 million m3/day approximately during March 2016.

Furthermore, the liquids and natural gas volumes retroactively recognized to PEPASA for the period comprised between January 1 and the Addendum's effective date amount to 63.7 million m3 and 1,820 m3, respectively, which will be wholly compensated to the Company by April 30, 2016. As of December 31, 2015, 41 million m3 gas volumes have been compensated, which represented an approximate income of $ 64,5 million for PEPASA.

NOTE 46: COMPENSATION AGREEMENTS

Annual Variable Compensation (the “EBDA Compensation”):

PEPASA has granted its Corporate Directors an Annual Variable Compensation (the "EBDA Compensation") for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year as disclosed in the corresponding financial statements approved by the applicable PEPASA’s General Ordinary Shareholders Meeting.

As of December 31, 2015, PEPASA disclosed $ 46.6 million results for the EBDA Compensation cost against other liabilities

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 46: (Continuation)

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

2)            1,6886% risk-free U.S. dollars interest rate;

As of September 30, 2014, PEPASA has recognized this compensation’s in profit or loss (with a credit under “Other Liabilities”) on amount of $ 50.5 million, considering a share market value of $ 15.25.

Since its organization, the Company's growth and performance has far exceeded all initially defined metrics, parameters, and development and business plans.  Therefore, and in view of its officers' significant contribution to meeting such goals, on December 28, 2015, PEPASA entered into an amendment to the compensation agreement providing for the full and irrevocable accrual of the variable remuneration to be collected by officers regarding the percentages which are not yet due effective as from that date, without this affecting the previously described enforceability.

As of December 31, 2015, PEPASA recognized $ 227.4 million in results as the above mentioned compensation cost (with an offsetting entry in Other Debts), out of which $ 176.9 million were accrued in results during this fiscal year. The market value of the share amounted to $ 28.86.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTA 47: WORKS OF DISTRIBUTION

a.     FOTAE

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the SE, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SE Resolution 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by Edenor as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the National Energy Secretariat and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the FOTAE, Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission SE Resolution 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works related to the Malaver-Colegiales and Malaver-Costanera electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

The works were developed in different stages, and Edenor complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed Edenor of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that Edenor carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, Edenor has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized. This will make it possible to subsequently define Edenor’s real situation in relation to the obligations that have been imposed to it by said resolution.

As of December 31, 2015, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 155.8 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

b.     Construction works - San Miguel and San Martín Transformer Centers

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works, whose ownership was assigned to Edenor, were carried out by Edenor with the contributions made by ENARSA. As of December 31, 2015, Edenor continues to recognize liabilities for this concept in the Deferred revenue account. The recognized amount is $ 32.1 million.

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

During the fiscal year being reported, Edenor received disbursements for $ 9.9 million, related to installment 5. As of December 31, 2015, the Company recorded $ 57.2 million as Non-current deferred revenue and $ 51.9 million as Non-current trade payables – Customer contributions.

d.     Contrato de realización de obra Municipalidad de la Matanza

In April 2015, the Company and La Matanza District entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.75 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for Edenor to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

The Public Works Secretariat of the Ministry of Federal Planning, Public Investments and Services agrees to provide financial assistance to La Matanza District, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2015, Edenor recorded $ 16.9 million as non-current deferred revenue.

NOTE 48: NEW CONTRACT FOR THE MAINTENANCE OF LMS TG-100

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

Therefore, CTG, during 2014, recorded a loss in the amount of $ 11.4 million resulting from the write-off of the receivables associated with these contracts, which were disclosed under “Other operating expenses” in the statement of comprehensive income.

NOTE 49:  SALE OF MAN ENGINES

On April 30, 2015, CTG'S Board of Directors approved CTLL's proposal for the purchase of the MAN engines for a price of US$ 5 million (as approved by CAMMESA) so that the latter may expand its capacity under the “Agreement for the Increase of Thermal Generation Availability between the ES and Generators” and the “Specific Conditions to the Generation Availability Increase Agreement entered into between the ES and Generator’s subsidiaries”.

On September 15, 2015, CTG accepted the offer for the purchase of the MAN engines and supplementary equipment by CTLL, and the transfer of ownership was thus perfected. This operation entailed the recognition of profits in the amount of $ 25.3 million under Reversal of impairment of property, plant and equipment to let it to its original cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: DISCONTINUED OPERATIONS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: (Continuation)

The financial statements related to discontinued operations included in this financial statement are disclosed below:

	12.31.2015	12.31.2014	12.31.2013

Sales	-	-	408,647,206
Cost of sales	-	-	(275,630,741)
Gross profit	-	-	133,016,465

Selling expenses	-	-	(56,439,207)
Administrative expenses	-	-	(36,856,088)
Other operating income	-	-	1,864,823
Other operating expenses	-	-	(36,379,564)
Operating profit	-	-	5,206,429

Financial income	-	-	14,802,397
Financial cost	-	-	(28,576,161)
Other finance results	-	-	(7,472,520)
Financial results, net	-	-	(21,246,284)
(Loss) Income before income tax	-	-	(16,039,855)

Income tax	-	-	171,707,861
Income after income tax	-	-	155,668,006

Impairment of assets classified as held for sale	-	-	(7,144,579)
Loss on sale of assets classified as held for sale	-	-	(185,960,015)
Income tax	-	-	(89,421,740)
Total (loss) income of the year	-	-	(126,858,328)

Total (loss) income of the year attributable to:
Owners of the company	-	-	(85,698,444)
Non - controlling interest	-	-	(41,159,884)
	-	-	(126,858,328)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 51: SUBSEQUENT EVENTS

PEPASA

Corporate Bonds Program

On January 14, 2016, PEPASA modified the Simple Corporate Bonds Program (non-convertible into shares) for up to US$ 500 million or its equivalent in other currencies.

On February 3, 2016, PEPASA issued Series 7 Corporate Bonds for a face value of $ 309 million, accruing interest at the Badlar rate plus a 3.95% spread and maturing on August 3, 2017. Interest will be payable on a quarterly basis.

VCPs Global Program

On January 14, 2016, PEPASA modified the VCP Global Program by increasing its amount for up to US$ 100 million or its equivalent in other currencies.

Shareholders' Meeting

On January 14, 2016, PEPASA Extraordinary General Shareholders’ Meeting resolved as follows: i) to increase the capital stock for up to 400 million new common shares in book-entry form with a face value of $ 1 each, to be publicly offered in Argentina, and ii) to approve a first issuance for up to 20 million. As of the date hereof, the Company is taking the necessary steps to seek authorization of the first issuance by the CNV, which has not yet been granted.

Edenor

Extraordinary bonus granted to employees

On January 18, 2016, Edenor entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal and another one with the Asociación del Personal Superior de Empresas de Energía, pursuant to which Edenor agreed to grant, on a voluntary and one-time basis, to all the employees who are subject to the collective bargaining agreements of the aforementioned union/association an extraordinary bonus of $ 5,000 to be paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively.

The payment of the aforementioned bonus was extended to all Company employees.

PESA

Corporate Bonds Program

On January 22, 2016, the Company Ordinary and Extraordinary General Shareholders’ Meeting approved the creation of a global Simple Corporate Bond Program, not convertible into shares, for up to U$S 500 million or its equivalent in other currencies, and the issue under the same program to its maximum amount at any time, to be issued in one or more classes and / or series

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 51: (Continuation)

Acquisition of the shares of Petrobras Argentina S.A.

Petroleo Brasileiro S.A. and the Company have agreed an exclusivity period of 30 days and can be extended for 30 additional days, to continue advanced negotiations for the acquisition of the shares of Petrobras Argentina S.A. in possession of its subsidiary Petrobras Participaciones S.L., equivalent to 67.2% of capital and votes of Petrobras Argentina S.A.

Holding the previously referred transaction is subject to the successful negotiation of the terms applicable and relevant documentation and approval of such terms and documentation by the competent corporate bodies of Petroleo Brasileiro S.A. and the Company.

Launching of Negotiations for the Sale of Assets

On March 9, 2016, pursuant to the continuous assessment of Pampa Group’s corporate strategy and in view of the possible incorporation of new assets, the Company’s Board of Directors has decided to start negotiations regarding the possible sale of its indirect interest in TGS, which it holds through a trust classified as Financial assets at fair value through profit and loss (Note 6) as well as its interests in affiliates (Note 9), both included in the Holding and Others segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: SUPLEMENTAL INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 "Extractive Activities - Oil and Gas", as amended by ASU 2010 - 03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008. This information includes the PEPASA's oil and gas production activities.

Table 1 – Cost incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the year ended as of December 31, 2015, 2014 and 2013. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	12.31.2015	12.31.2014	12.31.2013

Acquisition of properties
Proved	-	-	-
Unproved	-	-	-
Total property acquisition	-	-	-
Exploration	-	-	-
Development	2,213,339,740	617,475,979	129,414,231
Total costs incurred	2,213,339,740	617,475,979	129,414,231

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Table 2 – Capitalized cost related to oil and gas producing activities

The following table presents the capitalized costs as of December 31, 2015, 2014 and 2013, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those a dates.

	12.31.2015	12.31.2014	12.31.2013

Proved properties
Equipment, camps and other facilities	193,778,409	4,156,943	1,386,447
Mineral interests and wells	1,928,419,773	796,159,838	247,047,524
Other uncompleted projects	978,039,855	92,975,692	49,165,635
Unproved properties	-	-	-
Gross capitalised costs	3,100,238,037	893,292,473	297,599,606
Accumulated depreciation	(439,877,173)	(164,891,552)	(84,321,270)
Total net capitalised costs	2,660,360,864	728,400,921	213,278,336

Table 3 – Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2015, 2014 and 2013. Income tax for the years presented was calculated utilizing the statutory tax rates.

	12.31.2015	12.31.2014	12.31.2013

Revenue	943,490,833	356,795,685	160,996,690
Surplus Gas Injection Compensation Res. No. 1/13	546,774,869	127,147,619	22,572,407

Production costs, excluding depreciation
Operating costs	(265,503,146)	(71,169,816)	(28,087,068)
Royalties	(119,518,449)	(49,429,788)	(22,487,022)
Total production costs	(385,021,595)	(120,599,604)	(50,574,090)
Exploration expenses
Accretion expense	(18,899,410)	(47,953)	(33,426)
Impairment loss for non-financial assets	(3,045,986)	(21,783,112)	(3,638,475)
Depreciation, depletion and amortization	(274,985,621)	(80,575,115)	(34,948,339)
Results of operations before income tax	808,313,090	260,937,520	94,374,767
Income tax	(282,909,582)	(91,328,132)	(33,031,168)
Results of oil and gas operations	525,403,509	169,609,388	61,343,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Table 4- Reserve quantity information

Estimated oil and gas reserves

Proved reserves estimated quantities of oil (including crude oil and condensate) and natural gas, which available geological and engineering data demonstrates with reasonable certainly to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through wells with existing equipment and operating methods. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

PEPASA believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC al the end of 2008.

PEPASA estimated its reserves at least once a year. PEPASA's reserves estimation as of December 31, 2015 was based on the Netherland, Sewell & Associates Inc. Reserves Report. Netherland, Sewell & Associates Inc. prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities--Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

Prior to 2015, PEPASA did not have any third-party reserves certification reports because such reports were not required under any reporting requirements to which PEPASA is subject.  Accordingly, the information underlying such third-party reports and certain of the information specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015.  As a result, PEPASA is unable to provide comparisons between information on the values of reserves in 2015 with values from years prior to 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

The following table sets forth PEPASA’s oil and natural gas net proved reserves as of December 31, 2015, which are based on the Independent Reserves Engineers’ Reserves Report.

	12.31.2015
	Gas	Oil
	(in millions of cubic feet)	(in thousands of barrels)
Net proved developed
YSUR	4,087.5	60.8
Petrobras	19,345.5	43.2
YPF	58,441.0	253.6
Senillosa	20.6	-

Net proved undeveloped
YSUR	-	-
Petrobras	1,948.2	4.0
YPF	20,360.9	21.0
Senillosa	-	-

Total proved reserves	104,203.7	382.6

Table 5- Standardized measure of discounted future net cash flow related to prove oil and gas reserves

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day of the month price during the 12- month period for 2015 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company. The future income tax was calculated by applying the statutory tax rates in affect in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

12.31.2015

Future cash inflows	720,632
Future production costs	(226,347)
Future development costs	(72,675)
Undiscounted future net cash flows	421,610
Future income tax	(147,563)
10% annual discount	(73,562)
Standarized measure of discounted future net cash flows (1)	348,048

(1) Future net revenue is after deductions of Pampa`s share of production taxes, capital costs, and operating expenses but before consideration of any income taxes.