Form 20-F/A
period 2015-12-31
Pampa Energy Inc.
filed 2016-07-27
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

                On May 2, 2016, the Company filed its annual report on Form 20-F for the year ended December 31, 2015 (the “Original Annual Report”) with the Securities and Exchange Commission (the “Commission”)

                This amendment on Form 20-F/A (this “Amendment No. 1”) amends and restates the Original Annual Report, solely to (i) replace (a) Item 3 (Key Information), (b) Item 4A (Unresolved Staff Comments), (c) Item 5  (Operating and Financial Review and Prospects), (d) Item 15 (Controls and Procedures) and (e) Item 18 (Financial Statements) and (ii) to reflect the restatement in our financial statements for the years ended December 31, 2015 and 2014 as a consequence of changes within the statement of cash fows and to disclose subsequent events through such date.  These additions and changes were made in response to comments that we received from the Commission.

                This Amendment No. 1 and the Restated Consolidated Financial Statements included herein have been approved by resolution of the Board of Directors’ meeting of the Company held on July 26, 2016.

In light of the restatement, readers should not rely on the Company’s previously filed financial statements as of each of December 31, 2015 and December 31, 2014, and for each of the years ended December 31, 2015 and December 31, 2014.

                Except as provided in this explanatory note, or as indicated in the applicable disclosure, this Amendment No. 1 has not been updated to reflect other events occurring after the filing of the Original Annual Report and does not modify or update information and disclosures in the Original Annual Report affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission subsequent to the date on which we filed the Original Annual Report, together with any amendments to those filings.

                This Amendment No. 1 also includes certifications from our chief executive officer and chief financial officer, dated as of the date of this filing.

Item 3.            Key Information

In this annual report, we use the terms “we,” “us,” “our,” the “registrant” and the “Company” to refer to Pampa Energía S.A.

This annual report contains our audited consolidated financial statements as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the notes thereto (the “Restated Consolidated Financial Statements”).  The Restated Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report. Specially, with respect to Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“ Transener”) and Transportadora de Gas del Sur S.A. (“TGS”), given that the stake in such companies constitutes an interest in a joint venture and associate, respectively, they are not consolidated and they are measured under the equity method of accounting in the Restated Consolidated Financial Statements.

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the five-year period ended December 31, 2015. The selected consolidated statement of comprehensive income (loss) and restated statement of cash flow data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position as of December 31, 2015 and 2014, have been prepared in accordance with IFRS as issued by the IASB and, with the exception of the financial data as of December 31, 2011, 2012 and 2013, have been derived from our Consolidated Financial Statements included elsewhere in this annual report.  The financial data as of December 31, 2011, 2012 and 2013, is derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

Our Restated Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Restated Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). This annual report along with the Restated Consolidated Financial Statement included herein have been approved by resolution of the Board of Directors’ meeting of the Company held on July 26, 2016.

You should read the information below in conjunction with our Restated Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

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

	For the year ended December 31,
	2015	2015	2014	2013	2012	2011
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	551,253,382	7,160,781,433	6,204,645,511	5,334,993,550	6,695,364,819	5,229,666,000
Cost of sales	(546,019,287)	(7,092,790,535)	(6,029,079,708)	(5,603,274,246)	(6,355,771,263)	(4,726,852,788)
Gross profit	5,234,095	67,990,898	175,565,803	(268,280,696)	339,593,556	502,813,212
Selling expenses	(74,879,294)	(972,682,033)	(713,360,347)	(634,221,473)	(414,002,396)	(282,577,570)
Administrative expenses	(95,410,783)	(1,239,386,075)	(837,458,716)	(563,852,810)	(463,317,509)	(379,815,207)
Other operating income	72,415,553	940,678,036	311,975,857	466,220,030	196,418,100	132,580,010
Other operating expenses	(58,075,554)	(754,401,446)	(447,074,876)	(204,039,316)	(203,949,959)	(134,804,547)
Reversal of impairment of property, plant and equipment	1,944,569	25,259,957	88,406,704	-	-	-
Impairment of property, plant and equipment	-	-	-	-	(108,283,569)	(557,668,671)
Share of profit (loss) of joint ventures	714,224	9,277,768	34,208,368	(4,799,349)	(31,020,306)	(14,605,490)
Share of (loss) profit of associates	(764,608)	(9,932,259)	(1,605,070)	2,228,499	2,294,951	19,779,284
Impairment of intangible assets	-	-	-	-	-	(90,056,095)
Profit of acquisition of subsidiaries	-	-	-	-	-	505,936,374
Operating loss before higher costs recognition and SE Resolution No. 32/15	(148,821,798)	(1,933,195,154)	(1,389,342,277)	(1,206,745,115)	(682,267,132)	(298,418,700)
Income recognition on account of the RTI - SE Resolution No. 32/15	386,844,783	5,025,113,729	-	-	-	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	42,455,615	551,498,435	2,271,926,952	2,933,051,544	-	-
Operating profit (loss)	280,478,600	3,643,417,010	882,584,675	1,726,306,429	(682,267,132)	(298,418,700)
Financial income	26,830,464	348,527,733	440,541,774	336,295,165	143,263,842	92,803,259
Financial cost	(96,790,977)	(1,257,314,794)	(1,113,228,906)	(813,875,720)	(501,942,312)	(417,859,940)
Other financial results	130,944,651	1,700,971,014	420,055,021	(519,261,217)	(203,001,724)	(142,516,846)
Financial results, net	60,984,138	792,183,953	(252,632,111)	(996,841,772)	(561,680,194)	(467,573,527)
Profit (Loss) before income tax	341,462,738	4,435,600,963	629,952,564	729,464,657	(1,243,947,326)	(765,992,227)
Income tax	(45,171,436)	(586,776,949)	(100,412,278)	12,178,991	133,311,022	36,912,458
Profit (Loss) for the year from continuing operations	296,291,302	3,848,824,014	529,540,286	741,643,648	(1,110,636,304)	(729,079,769)
Discontinued operations	-	-	-	(126,858,328)	31,066,521	(90,851,233)
Total Profit (Loss) of the year	296,291,302	3,848,824,014	529,540,286	614,785,320	(1,079,569,783)	(819,931,002)

Total Profit (Loss) of the year attributable to:
Owners of the company	235,957,615	3,065,089,423	743,159,355	286,083,801	(649,694,254)	(741,395,337)
Non - controlling interest	60,333,687	783,734,591	(213,619,069)	328,701,519	(429,875,529)	(78,535,665)
Basic earnings (loss) per share from continuing operations	0.1752	2.2760	0.5654	0.2829	(0.5133)	(0.5297)
Diluted earnings (loss) per share from continuing operations	0.1752	2.2760	0.5082	0.2829	(0.5133)	(0.5297)
Basic (loss) earnings per share from discontinued operations	-	-	-	(0.0652)	0.0190	(0.0344)
Diluted (loss) earnings per share from discontinued operations	-	-	-	(0.0652)	0.0186	(0.0344)
Dividends per share (2)	-	-	-	-	-	0.0138
Basic earning (loss) per ADS (2) from continuing operations	0.0070	0.0910	0.0226	0.0113	(0.0205)	(0.0212)
Diluted earning (loss) per ADS (2) from continuing operations	0.0070	0.0910	0.0203	0.0113	(0.0205)	(0.0212)
Basic (loss) earning per ADS (2) from discontinuing operations	-	-	-	(0.0026)	0.0008	(0.0014)
Diluted (loss) earning per ADS (2) from discontinuing operations	-	-	-	(0.0026)	0.0007	(0.0014)
Dividends per ADS (3)	-	-	-	-	-	0.0006
Weighted average amount of outstanding shares	103,673,317	1,346,716,389	1,314,310,895	1,314,310,895	1,314,310,895	1,314,310,895

	For the year ended December 31,
	2015	2015	2014	2013	2012	2011
	(Restated)	(Restated)	(Restated)
	(US$) (1)	(Pesos)	(Pesos)	(Pesos)	(Pesos)	(Pesos)
RESTATED STATEMENT OF CASH FLOWS
Net cash generated by operating activities	336,086,857	4,365,768,267	2,193,534,713	1,656,196,597	1,198,056,614	1,063,758,464
Net cash used in investing activities	(547,692,154)	(7,114,521,077)	(2,472,053,463)	(1,456,587,868)	(903,135,054)	(1,657,527,373)
Net cash generated by (used in) financing activities	219,572,453	2,852,246,162	232,933,975	(76,931,201)	(542,226,508)	383,135,512

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

Since assuming office, the Macri administration has announced and already implemented several significant economic and policy reforms, including:

•         Electricity system state of emergency and reforms.  The Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity.  In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the ME&M increased electricity rates for the wholesale market for purchases made between February 1 and April 30, 2016.   This increase is expected to be used to reduce subsidies to the sector. Also, through various Resolutions the Argentine Government has increased the tariff for generators and distributors, as described in this annual report (i.e., ENRE Resolution No. 1/2016 and SEE Resolution No. 22/2016).

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

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impacting employment and the level of economic activity and employment and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs to decline.

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

On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy. The Macri administration has released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis and is currently working on a new inflation index.  According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2% and 2.7%, in December 2015, January 2016 and February 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1% and 4.0%, in December 2015, January 2016 and February 2016, respectively.

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

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso occurs, there may be a material adverse effect on our results of operations and financial condition

Our revenues are collected primarily in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso (as happened in January 2014, see “Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations”) may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

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

However, as of the issuance of SE Resolution No. 95/2013, as amended, generators will depend on the fuels that CAMMESA supplies them for their operations, since through such resolution the Secretariat of Energy appointed CAMMESA as the sole supplier of fuels for the generation sector. Consequently, as of the termination of the current gas supply agreements, Loma de la Lata and EGSSA (now merged into CTG) will no longer need to have firm gas supply agreements with suppliers and request the recognition of costs thereunder to CAMMESA as it will depend on CAMMESA’s gas supply (See “Item 3.- Key Information – Risk Factors – Risk Relating to our Generation Business – Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could material adversely affect our results of operations”). In September 2015, CAMMESA informed Loma de la Lata that, in accordance with SE Resolution No. 529/14, that after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata” Entered into among Loma de la Lata and the SE in December 2008.  Loma de la Lata has taken the necessary measures to protect its interest. (Please see “Item 8 – Legal Proceedings Involving Loma de la Lata”).

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

For the year ended December 31, 2015, Transener and Transba recorded revenues from sales as well as accrued interests amounting to Ps. 1,502.6 million in accordance with the Instrumental Agreements and the Renewal Agreement.

                On March 17, 2015, Transener and Transba executed with CAMMESA new amendments to their New Financing Agreements (the “Addenda IV”), setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstanding amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

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

During the years ended December 31, 2012 and 2011, Edenor recorded a significant decrease in net income and operating income (recording and operating loss in 2012), and Edenor’s working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/2012 in November 2012, which established the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012 through 2016. However, changes made by SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 and the additional revenue obtained through SE Resolution No. 347/2012 were insufficient to make up Edenor’s operating deficit in 2014, due to the constant increase in operating costs.

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

In addition, based on recent oral exchanges with certain officials of the Macri administration, the Macri administration is of the view that interest over fines and penalties already imposed on Edenor (but not yet paid) should also be payable at the time of payment or waiver thereof. If interest over such penalties was to be payable by Edenor (which Edenor believes should not be the case), its results of operations could be materially and adversely affected.

In Edenor’s opinion, any adjustments to fines and penalties (whether by virtue of the Note or otherwise, and including the accrual of interest as provided in the Note) should not be applicable to Edenor because the delay in imposing such fines and penalties is not attributable to it but to the Argentine Government. Additionally, Edenor understands the Argentine Government would be strictly binding Edenor to the terms of the Adjustment Agreement without taking into account certain omissions in recognizing its rights thereunder, mainly in connection with Edenor’s right to have tariffs adjusted to reflect increases in operation costs to be able to provide its services adequately.

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

If the Argentine Government nationalizes or expropriates 51% of Edenor’s capital stock, represented by its Class A shares, our results of operations and financial condition could be adversely affected and this could cause the market value of our ADSs and Edenor’s ADSs and Class B common shares to decline.

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

Item 4A.  Unresolved Staff Comments

                During 2016, the Company engaged in discussions with the  Commission regarding the comments by the staff of the Commission (the “Staff” to the annual report on Form 20-F for the year ended December 31, 2014 of the Company’s subsidiary Edenor, relating to the presentation in the statement of cash flows of the financial assistance granted by the Argentine Government to Edenor during 2014 and 2015. Such financial assistance was made, through various loan agreements for the consumption and assignment of secured receivables, in order to pay higher salary costs and also to cover the insufficiency of the funds deriving from the FOCEDE (the “loans for investments and salaries”).

As a result of such discussions, the Company concluded that the cash inflows from these loans should be presented within financing activities in the Statement of Cash Flows, as relevance must be placed more on the fact that these agreements were instrumented as loans than in the underlying reasons for these agreements, which was to provide an alternative source of cash inflows due to the lack of increases in tariffs and review of the concession contract for the last 15 years.

Accordingly, the Company’s statements of cash flows for the years ended December 31, 2015 and 2014 have been restated to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of Edenor’s loans with CAMMESA for funds received by the FOCEDE for the years ended December 31, 2015 and 2014 have been restated and are now presented as non-cash financing transactions in the supplementary disclosures to the statement of cash flows instead of operating activities as previously disclosed.

For a further information, see Note 1 to our restated consolidated financial statements included elsewhere in this annual report.

Although the Company has not received formal confirmation that the Staff has no further comments, the Company believes that the restatement described above and in our restated audited consolidated financial statements is appropriately responsive to the Staff’s comments.

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

The following discussion is based on, and should be read in conjunction with our Restated Consolidated Financial Statements and related notes contained in this annual report, as well as “Item 3.  Key Information—Selected Financial Data.”

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

Also, on March 17, 2015, Transener and Transba executed with CAMMESA the Addenda IV, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstanding amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

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

The results arising from the recognition of the variations of costs on behalf of the Secretariat of Energy and the ENRE have been registered in the Restated Consolidated Financial Statements, up to the amounts received as of December 31, 2015, through the financing of CAMMESA. Consequently, net revenues amounting to Ps. 1,326.1 million and Ps. 850 million, and interest income amounting to Ps. 176.5 million and Ps. 281.4 million, have been registered by Transener and Transba during the fiscal years ended December 31, 2015 and 2014, respectively.

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

Critical Accounting Policies and Judgments

In the preparation of the Restated Consolidated Financial Statements, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operation.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the Restated Consolidated Financial Statements.

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

iii. From exploration and exploitation of oil and gas activity: Revenues from sales of crude oil, natural gas and liquefied petroleum gas are recognized upon the transfer of title in accordance with the terms of the applicable contracts, which is when the customer has taken ownership and assumed the risks and benefits, prices have been determined and collectability is reasonably assured.

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

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with (i.e. provision of the service in the case of the recognition established in SEE Resolution No. 32/2015, and (the ENRE’s approval and the SE’s recognition of the higher costs set forth in SEE Resolution No. 250/2015 or the provision of Edenor’s service as repayment for the recognition under SEE Resolution No. 32/2015), by means of a Note or Resolution.

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

The provision for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the management at the Restated Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company’s management estimates are incorrect, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income (loss) statement, statements of changes in equity and cash flows.

With respect to the loss contingencies described in our Restated Consolidated Financial Statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2015, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth. For more information regarding the balances for provision for contingencies see Note 37 to our audited Financial Statements.

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

ENRE penalties and discounts

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizable events which are valued on the basis of management’s best estimate of the expenditure required to settle the present obligation at the date of this annual report. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2 to the Financial Statements.

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

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2015, 2014 and 2013.

For the year ended December 31,		
	2015	2014	2013
	(in millons of pesos)		
Revenue			
Generation	2,473.2	2,275.5	1,731.3
Transmission	973.4	738.4	436.9
Distribution	3,802.2	3,598.4	3,440.7
Oil and gas	943.5	356.8	170.1
Holding and others	53.6	67.2	43.9
Eliminations	(111.7)	(93.2)	(51.0)
Subtotal Sales	8,134.2	6,943.1	5,771.9
Sales from interest in joint ventures	(973.4)	(738.4)	(436.9)
Total Sales	7,160.8	6,204.6	5,335.0
Gross profit (loss)			
Generation	1,135.8	1,098.8	304.5
Transmission	307.4	198.7	43.2
Distribution	(1,386.9)	(1,118.1)	(681.8)
Oil and gas	283.5	155.6	81.9
Holding and others	51.3	65.3	43.0
Eliminations	(15.7)	(26.0)	(16.0)
Subtotal Gross (loss) profit	375.4	374.3	(225.1)
Gross loss (profit) from interest in joint ventures	(307.4)	(198.7)	(43.2)
Total Gross profit	68.0	175.6	(268.3)
Operating profit (loss)			
Generation	886.8	1,009.1	402.8
Transmission	169.4	99.3	(21.9)
Distribution	2,140.2	(281.5)	1,288.4
Oil and gas	484.8	134.9	73.5
Holding and others	122.4	(13.6)	(31.5)
Eliminations	-	(0.4)	(2.0)
Subtotal operating profit (loss)	3,803.7	947.8	1,709.3
Operating profit (loss) from interest in joint ventures	(160.3)	(65.2)	17.0
Total operating profit (loss)	3,643.4	882.6	1,726.3
Total profit (loss) of the year			
Generation	549.8	633.0	(207.8)
Transmission	9.1	34.1	(4.9)
Distribution	612.8	(1,101.4)	508.1
Oil and gas	351.7	83.9	37.2
Holding and others	2,325.3	879.9	282.2
Total profit (loss) of the year	3,848.8	529.5	614.8
Total profit (loss) attributable to owners of the company			
Generation	496.9	529.3	(191.9)
Transmission [(1)]	9.1	34.1	(4.9)
Distribution	59.1	(742.1)	163.5
Oil and gas	174.6	41.9	37.2
Holding and others	2,325.4	879.9	282.2
Total profit (loss) attributable to owners of the company	3,065.1	743.2	286.1
Total profit (loss) attributable to non - controlling interest			
Generation	52.9	103.6	(15.9)
Distribution	553.7	(359.2)	344.6
Oil and gas	177.1	42.0	-
Total profit (loss) attributable to non - controlling interest	783.7	(213.6)	328.7

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

Transmission, comprised by an indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, comprised by an indirect equity interest in EASA and Edenor.

Oil and gas, comprised by a direct interest in Petrolera Pampa dedicated to exploration and exploitation of oil and gas.

Holding and others, comprised by a financial investment operations, holding activities, and other businesses.

The Company manages its segments to the net income level of reporting.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director of the Company. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Restated Consolidated Financial Statement.

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

Financial Results, in AR$mm except %	Fiscal Years Ended December 31, 2015		2014	
Financial income				
Commercial interest	192.8	63.9%	179.2	74.4%
Financial interest	78.3	26.0%	61.7	25.6%
Arbitral proceedings interest	30.4	10.1%	0.0	0.0%
Subtotal	301.5	100.0%	240.9	100.0%
Financial cost				
Financial interest	(284.7)	79.6%	(222.8)	71.7%
Fiscal interest	(48.8)	13.7%	(31.7)	10.2%
Commercial interest	(2.1)	0.6%	(1.1)	0.4%
Others	(21.9)	6.1%	(55.2)	17.7%
Subtotal	(357.5)	100.0%	(310.8)	100.0%
Other financial results				
Foreign exchange differences, net	(153.7)	173.5%	(417.9)	508.0%
Changes in the fair value of financial instruments	45.1	(51.0%)	116.1	(141.1%)
Results from current value measurement	20.0	(22.5%)	216.4	(263.1%)
Other financial results	-	-	3.2	(3.8%)
Subtotal	(88.6)	100.0%	(82.3)	100.0%
Total	**(144.6)**	**100.0%**	**(152.1)**	**100.0%**

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

Average electricity generation selling prices in this segment reflects the impact of the pricing scheme provided in SE Resolution No. 529/2014, which was passed in May 2014 and changed the remuneration scheme provided under SE Resolution No. 95/2013 with retroactive effect to February 2013 and the changes in the exchange rate, which impacted our Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the increase in electricity sales (in GWh) was mainly due to greater generation in CTLL’s steam turbine and a higher dispatch at CPB. Both effects were partly offset by a lower dispatch at CTG, as well as to a lower dispatch in our hydraulic units, on account of lower water input levels in the area. The following table shows net electricity sales (in GWh) from the power generation plants:

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

Financial Results, in AR$mm except %	Fiscal Years Ended December 31, 2014		2013	
Financial income				
Commercial interest	179.2	74.4%	48.4	75.7%
Financial interest	61.7	25.6%	15.5	24.3%
Others	0.0	0.0%	0.0	0.1%
Subtotal	240.9	100.0%	63.9	100.0%
Financial cost				
Financial interest	(222.8)	71.7%	(176.7)	81.6%
Fiscal interest	(31.7)	10.2%	(22.2)	10.3%
Commercial interest	(1.1)	0.4%	(11.3)	5.2%
Others	(55.2)	17.7%	(6.2)	2.9%
Subtotal	(310.8)	100.0%	(216.5)	100.0%
Other financial results				
Foreign exchange differences, net	(417.9)	508.0%	(313.1)	71.6%
Results from current value measurement	216.4	(263.1%)	(159.2)	36.4%
Changes in the fair value of financial instruments	116.1	(141.1%)	34.9	(8.0%)
Other financial results	3.2	(3.8%)	-	-
Subtotal	(82.3)	100.0%	(437.5)	100.0%
Total	**(152.1)**	**100.0%**	**(590.0)**	**100.0%**

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

Liquidity and Capital Resources

Sources and uses of funds

We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006.  Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings.  We have also used a combination of funds from operations and short-term borrowings to make our last acquisitions.  In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million.  In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion.  In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders.  In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.  In 2011, we acquired: a controlling interest in EMDERSA and AESEBA, the CIESA Bonds and other liabilities of CIESA, and PEPCA through a combination of funds from operations, and short-term borrowings, a significant part of which has already been cancelled. In 2012, we spun off EMDERSA and sold its subsidiaries other than EDELAR and EGSSA, as well as started the exchange process from CIESA notes to CIESA shares.  In March 2013, we sold our controlling interest in AESEBA and in October 2013, we sold our controlling interest in EDELAR. On November 2015, the holders of all warrants formally communicated their decision to exercise them against the payment of the exercise price. On December 2015, against the payment of US$ 103 million, the Company issued 381,548,564 new common shares in the form of ADS. After such issuance, the Company’s current capital stock is comprised of 1,695,859,459 common shares.

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

The Argentine Government adopted a series of measures such as the issuance of ENRE Resolution No. 347/2012, SE Resolution No. 32/2015 and the granting of certain economic assistance program (through the extension of loans for consumption (mutuums))  to help Edenor cope with its cash needs for specific purposes. The obligations deriving from such financial assistance programs are classified in our financial statements as “other payables” and the related costs as “financial expenses”, since they result from a lack of adjustment of the electricity rate schedule, which depends exclusively on the Argentine Government and financial assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

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

SE Resolution No. 32/2015 resolved that LVFVDs be issued in our favor for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for which payment Edenor received this loan (mutuum); allowing any amounts discussed thereunder to be offset with outstanding balances of LVFVDs. The LVFVDs were issued on July 16, 2015 to compensate the debt generated for the higher cost salaries under the loan for consumption (mutuum) and assignment of secured receivables agreement.

As of December 31, 2015, the total debt under these loans (mutuum agreements) amounted to Ps. 1,099.8 million, comprised of Ps. 923.6 million in principal for the actual disbursements, and Ps. 176.2 million in accrued interest.

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

Petrolera Pampa’s principal sources of liquidity have historically been contributed by shareholder equity, debt financings and cash generated by its operations. As of the date of this annual report, Petrolera Pampa is focused on the development of proved gas reserves, while continuing to identify, evaluate and invest in other opportunities in the Argentine oil and gas sector.

Petrolera Pampa believes that its current operations and 2016 capital expenditures program can be funded from cash flows from existing operations, cash on hand and by refinancing its debt securities that mature in 2016.  Should Petrolera Pampa’s operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, it would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets or a debt or equity issuance, among others.

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

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	At December 31,
	Restated	Restated
	2015	2014	2013
	(in millions of pesos)
Cash at the beginning of the year	335.2	341.7	167.8
Net cash generated by operating activities	4,365.8	2,193.5	1,656.2
Net cash used in investing activities	(7,114.5)	(2,472.1)	(1,456.6)
Net cash generated by (used in) financing activities	2,852.2	232.9	(76.9)
Foreing currency exchange difference generated by cash and cash equivalent	77.9	39.2	51.2
Cash and cash equivalent at the end of the year	516.6	335.2	341.7

Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 4,365.8 million for the year ended December 31, 2015, attributable principally to net income adjustments of Ps. 2,226 million for changes in the fair value of financial instruments, Ps. 551.5 million for Higher Costs Recognition  associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE, Ps. 495.5 million for income recognition on account of the RTI associated with SE Resolution No. 32/2015 in our distribution segment and Ps. 215.4 million from the cancellation of debts with arbitration rights, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 720.7 million for depreciation and amortization of assets, Ps. 566.2 million for foreign currency exchange difference and Ps. 859.6 million for interest accruals

Changes in operating assets and liabilities amounted to Ps. 582 million for the year ended December 31, 2015. These changes in operating assets and liabilities were primarily due to a Ps. 251 million increase in proceeds from account payables with CAMMESA, Ps. 1,061.4 million increase in trade and other payables and Ps. 185.2 for proceeds from derivative financial instruments, which were partially offset by Ps. 988.7 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 2,193.5 million for the year ended December 31, 2014, attributable principally to net income adjustments of Ps. 907.9 million for changes in the fair value of financial instruments, Ps. 2,271.9 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE in our distribution segment, Ps. 223.3 million for results from measurement at present value and Ps. 47.1 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 467.2 million for depreciation and amortization of assets, Ps. 761.3 million for foreign currency exchange difference and Ps. 596.7 million for interest accruals

Changes in operating assets and liabilities amounted to Ps. 3,027 million for the year ended December 31, 2014. These changes in operating assets and liabilities were primarily due to a Ps. 2,974.9 million increase in proceeds from accounts payables with CAMMESA and Ps. 482.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 753.8 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 1,656.2 million for the year ended December 31, 2013, attributable principally to net income adjustments of Ps. 295.9 million for changes in the fair value of financial instruments, Ps. 2,933.1 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE in our distribution segment, and Ps. 88.9 million resulting from purchase of corporate bonds, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 374.8 million for depreciation and amortization of assets, Ps. 744.2 million for foreign currency exchange difference, Ps. 447.6 million for interest accruals, Ps. 199.1 for discontinued operations at our distribution segment, and Ps. 155.9 million for results from measurement at present value.

Changes in operating assets and liabilities amounted to Ps. 2,416.3 million for the year ended December 31, 2013. These changes in operating assets and liabilities were primarily due to a Ps. 183.4 million increase in trade and other payables, Ps. 2,231.5 million increase in proceeds from account payables with CAMMESA, and Ps. 491.9 million increase from funds obtained for PUREE at our distribution segment, which were partially offset by Ps. 508.7 million increase in trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 7,114.5 million for the year ended December 31, 2015, principally due to Ps. 4,797.9 million in capital expenditures, Ps. 3,506.2 million paid for the purchases of financial assets at fair value and Ps. 1,390.9 million in the purchase and redemption of securities issued by investments funds. These uses of cash and cash equivalents were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 2,263.9 million of proceeds from the sale of financial assets at fair value and Ps. 293.4 million in proceeds from deposits in guarantee.

Net cash used in investing activities amounted to Ps. 2,472.1 million for the year ended December 31, 2014, principally due to Ps. 2,331.1 million in capital expenditures, Ps. 1,055.5 million paid for the purchases of financial assets at fair value and Ps. 276.6 million in constitution of deposits in guarantee. These uses of cash and cash equivalents were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 1,258.2 million of proceeds from the sale of financial assets at fair value.

Net cash used in investing activities amounted to Ps. 1,456.6 million for the year ended December 31, 2013, principally due to Ps. 1,050.3 million in capital expenditures, Ps. 353.5 million paid for the purchases of financial assets at fair value, Ps. 282.2 million in subscription and rescue of investments funds, net, and Ps. 124.2 million in connection with discontinued operations at our distribution segment. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 279.1 million of proceeds from the sale of financial assets at fair value.

Net cash generated by (used in) financing activities

Net cash generated by our financing activities amounted to Ps. 2,852.2 million for the year ended December 31, 2015, principally due to Ps. 4,793.3 million generated by borrowings at our different segments, Ps. 998.8 million of capital contributions that we received and Ps. 214.9 million proceeds obtained from the mutuums with CAMMESA. These funds generated of cash and cash equivalents were partially offset by payments of Ps. 3,013 made in connection with bank and financial borrowings (including principal and interest) by all of our segments.

Net cash generated by our financing activities amounted to Ps. 232.9 million for the year ended December 31, 2014, principally due to Ps. 2,519.4 million of net cash and cash equivalent generated by borrowings at our different segments and Ps. 380.6 million proceeds obtained from the mutuums with CAMMESA. These funds generated of cash and cash equivalents were partially offset by payments of Ps. 2,821.4 made in connection with bank and financial borrowings (including principal and interest) by all of our segments.

Net cash used in our financing activities amounted to Ps. 76.9 million for the year ended December 31, 2013, principally due to payments of Ps. 779.6 made in connection with bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by all of our segments. These uses of cash and cash equivalent were partially offset by Ps. 656.5 million of net cash and cash equivalents generated by borrowings at our different segments and Ps. 25.4 million generated in connection with discontinued operations at our distribution segment.

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

In 2014, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 330.1 million), materials and spare parts (Ps. 30.1 million) and generation equipment and machinery (Ps. 9.0 million). In our distribution segment, we invested Ps. 1,701.8 million to expand and improve our grid in order to keep pace with the growth in our customer base.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. In October 2015, Edenor decided to acquire a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of Ps.439.2 million, which, as of December 31, 2015, was fully paid. As security for the amount paid, Edenor received a surety bond from the seller. Our capital expenditures in our oil and gas segment increased in line with the execution of Petrolera Pampa’s investment commitments under the YPF Agreement.

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

Our total consolidated financial debt as of December 31, 2015 was Ps. 7,992.4 million, of which 83.6% was long-term debt.  Approximately 39.1% of our consolidated debt outstanding at December 31, 2015 was denominated in U.S. Dollars.  The amount of our total consolidates financial debt does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Restated Consolidated Financial Statements.

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

On March 5, 2015, CAMMESA granted Loma de la Lata a loan up to the amount of U.S.$11,799,879 plus VAT and Ps. 7,217,000 plus VAT, to conduct major maintenance works at Loma de la Lata’s plant. The financing will (i) be disbursed in different installments according to a work plan, (ii) paid in 36 equal and consecutive installments (with the possibility to extend the maturity up to 12 months) the first of them maturing one month after the end of the works and the availability of the unit LDLTAG02, (iii) bear interest at a variable rate, and (iv) be secured with the assignment and transfer to CAMMESA of 100% of its current and future receivables derived from the Remuneración Adicional Directa a Generadores and from the Remuneración de los Mantenimientos no Recurrentes, (except for the ones already assigned to other projects or agreements), both accrued and to be accrued, excluding those receivables already assigned. After the end of the works, Loma de la Lata is required to have an availability of 90%. If Loma de la Lata fails to accomplish the required availability, it shall pay the whole applicable installment on the stipulated maturity date.

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

On March 18, 2015, the shareholders of Loma de la Lata approved the creation of a new medium-term note program not to exceed the amount of U.S. $ 350 million.  The terms of any debt under this program will be determined by Loma de la Lata’s board of directors at the time that such debt is issued.  The program was approved by the CNV on July 2, 2015.  On April 13, 2015, May 22, 2015, August 20, 2015 and October 6, 2015, the board of directors approved the terms and conditions of the Class A, B, C, D and E notes, respectively, to be issued under the Loma de la Lata medium-term note program. On, August 6, 2015, the Class C Notes were issued for an amount of Ps. 257,954,545 at a fixed interest rate equal 27.75% maturing on May 6, 2017. On October 5, 2015, the Class A Notes were issued for an amount of Ps. 282,441,000 at an interest rate equal to Badlar maturing on October 5, 2018. On November 13, 2015, the Class E Notes were issued for an amount of Ps. 575,160,000 at an interest rate equal to Badlar maturing on November 13, 2020.

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

Also, on March 17, 2015, Transener and Transba executed with CAMMESA the Addenda IV, setting forth: i) the granting to Transener and Transba of  new loans in the amount of Ps. 563.6 million and Ps. 178.3 million, respectively, corresponding to (a) the outstanding amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the Secretariat of Energy and the ENRE on account of cost variations for the June 2014-November 2014 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

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

On March 28, 2016, the Company and the banks of the syndicated loan described above, entered into a waiver and prepayment agreement, pursuant to which Petrolera Pampa, prepaid Ps.465 million of said loan. As of the date of this annual report the outstanding principal amount due thereunder is Ps. 300million.

On March 3, 2016, the Company executed a loan agreement with Banco de Galicia y Buenos Aires S.A. The principal amount of the loan is Ps. 100 million. The loan accrues interest at a fixed rate of 32% and is payable on a monthly basis.

On March 30, 2016, the Company executed a loan agreement with Industrial and Commercial Bank of China (Argentina) S.A., pursuant to Communications “A” 5380, as amended by Communication “A” 5896 issued by the Central Bank. The principal amount of the loan is Ps. 300 million. The loan accrues interest for the first twelve months at a fixed rate of 33%, and for the last twenty-four months, at Badlar plus 5.75%. In both cases, interest will be payable on a quarterly basis.

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

Item 15.         Controls and Procedures

(a) Background

The Company issued its audited annual consolidated financial statements under IFRS as of December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015 on March 9, 2016 and filed those consolidated financial statements with the Commission on May 2, 2016.

Following of discussions with the Staff regarding their comments related to the presentation in the statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries, management restated its financial statements for the years ended on December 31, 2015 and 2014.

(b) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded on April 29, 2016 that as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

However, due to the abovementioned restatement of the Financial Statement our chief executive officer and chief financial officer have subsequently revised that assessment and concluded that, as a result of the material weakness referred to below, our disclosure controls and procedures were not effective as of December 31, 2015.

(c) Management’s Annual Report on Internal Control over Financial Reporting (As Restated)

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

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Our management did not maintain effective controls over the Company’s presentation for non-routine, ad-hoc and complex agreements between the Company and the Argentine Government.  Specifically, controls over the interpretation of the accounting standards related to presentation of transactions in the statement of cash flows did not operate effectively as of December 31, 2015 which, as a result, impacted the classification between operating and financing cash flows and the disclosure of non-cash items related to the transaction. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the years ended on December 31, 2015 and 2014. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, if not remediated, this deficiency could result in misstatements in the classification in the statement of cash flows that could, in turn, result in material misstatements of the Company’s consolidated financial statements that would not be timely prevented or detected.

Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

(d) Remediation Plan

The Company will streamline and reinforce its current procedures for the compilation, analysis and interpretation of the accounting standards to appropriately present non-routine, ad-hoc and/or complex agreements in the statement of cash flows. In addition, the Company will provide additional training to personnel to better perform this analysis. Management believes that the foregoing efforts will effectively remediate the material weakness.

(e) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(f) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 18.         Financial Statements

Our Restated Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.         Exhibits

       Documents filed as exhibits to this Amendment No. 1 to our annual report:

12.1 Certification of Ricardo Alejandro Torres Co-Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .

12.2 Certification of Gustavo Mariani, Co-Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .

13.1 Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: July 26, 2016

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Restated Consolidated Financial Statements as of December 31, 2015 and 2014, and for the Years Ended December 31, 2015, 2014, and 2013

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statement of Financial Position	F-9
Consolidated Statement of Comprehensive Income (Loss)	F-11
Consolidated Statement of Changes in Equity	F-13
Restated Consolidated Statement of Cash Flows	F-16
Notes to the Restated Consolidated Financial Statements	F-19

RESTATED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, “Pampa S.A.” or the “Company”) and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015. However, management has subsequently determined that a material weakness in internal control over financial reporting related to the presentation in the consolidated statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries existed as of that date. Accordingly, management's report has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the presentation in the consolidated statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(c). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2015 and 2014 consolidated statement of cash flows to correct a misstatement.

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

Autonomous City of Buenos Aires, July 26, 2016.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
EGSSA	EMDERSA Generación Salta S.A.
ENDISA	Energía Distribuida S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
Foundation	Pampa Energía Foundation committed to education (Foundation)
GE	General Electric
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HA	Historical Availability
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IEASA	IEASA S.A.
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEyM	Ministry of Energy and Mining
MMC	Cost Monitoring Mechanism

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RA	Recorded Availability
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Commission
SIGEN	National Comptroller Office
SSN	Superintendencia de Seguros de la Nación
ST	Secretary of Labor
TG	Gas Turbine

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TGS	Transportadora de Gas del Sur S. A.
The Company / Group	Pampa Energía S. A. and its subsidiaries
TJSM	Termoeléctrica San Martín S. A.
TMB	Termoeléctrica Manuel Belgrano S. A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S. A.
Transelec	Transelec Argentina S. A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S. A.
TV	Vapor Turbine
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S. A. Rovella Carranza Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VAT	Value Added tax
VCP	Short-term securities
VRD	Debt Securities
WEM	Wholesale Electricity Market

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015 and 2014

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2015	12.31.2014
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	223,918,951	226,894,893
Investments in associates	9	123,237,325	133,169,584
Property, plant and equipment	10	14,508,403,073	9,218,099,975
Intangible assets	11	734,167,886	872,384,099
Biological assets	12	1,853,667	1,894,481
Financial assets at fair value through profit and loss	13	2,578,182,705	963,012,962
Deferred tax assets	14	52,279,953	93,681,916
Trade and other receivables	15	1,169,397,290	954,842,893
Total non current assets		19,391,440,850	12,463,980,803

CURRENT ASSETS
Biological assets	12	245,361	198,470
Inventories	16	225,462,790	135,570,860
Financial assets at fair value through profit and loss	13	4,081,019,508	1,028,577,127
Derivative financial instruments	4.13	197,150	-
Trade and other receivables	15	4,934,645,531	2,903,411,995
Cash and cash equivalents	17	516,597,918	335,234,106
Total current assets		9,758,168,258	4,402,992,558
Total assets		29,149,609,108	16,866,973,361

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2015	12.31.2014
SHAREHOLDERS´ EQUITY
Share capital	18	1,695,859,459	1,314,310,895
Additional paid-in capital and other reserve		1,231,483,268	342,984,871
Legal reserve		51,462,158	14,304,190
Voluntary reserve		977,780,998	271,779,611
Reserve for directors’ options		-	266,060,067
Retained earnings		3,065,089,423	743,159,355
Other comprehensive loss		(31,086,202)	(32,191,096)
Equity attributable to owners of the company		6,990,589,104	2,920,407,893
Non-controlling interest		1,390,609,148	633,431,122
Total equity		8,381,198,252	3,553,839,015

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	19	2,698,769,957	1,909,433,852
Borrowings	20	6,684,746,241	3,786,988,603
Deferred revenue	21	153,815,820	109,089,120
Salaries and social security payable	22	80,039,338	62,858,307
Defined benefit plans	23	264,454,859	196,587,957
Deferred tax liabilities	14	591,588,053	470,584,488
Taxes payable	24	388,463,004	281,231,713
Provisions	25	313,778,975	119,527,656
Total non current liabilities		11,175,656,247	6,936,301,696

CURRENT LIABILITIES
Trade and other payables	19	6,652,485,409	4,536,471,292
Borrowings	20	1,307,662,872	783,583,090
Deferred revenue	21	763,684	763,684
Salaries and social security payable	22	886,967,815	725,274,898
Defined benefit plans	23	46,089,380	26,759,690
Taxes payable	24	610,112,473	231,928,622
Derivative financial instruments	4.13	18,081,410	47,880,462
Provisions	25	70,591,566	24,170,912
Total current liabilities		9,592,754,609	6,376,832,650
Total liabilities		20,768,410,856	13,313,134,346
Total liabilities and equity		29,149,609,108	16,866,973,361

       The accompanying notes are an integral part of these restated consolidated financial statements.

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

The accompanying notes are an integral part of these restated consolidated financial statements.

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

The accompanying notes are an integral part of these restated consolidated financial statements.

RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

 (In Argentine Pesos (“$”) – unless otherwise stated)

		12.31.2015	12.31.2014	12.31.2013
	Note	(restated)	(restated)
Cash flows from operating activities:
Total profit for the year		3,848,824,014	529,540,286	614,785,320
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:
Income tax and minimum notional income tax	32	586,776,949	100,412,278	(12,178,991)
Accrued interest		859,592,603	596,724,545	447,574,296
Depreciations and amortizations	27, 28 and 29	720,684,258	467,160,148	374,791,231
Reserve for directors’ options	29	-	6,709,014	8,945,352
Reversal of impairment of property, plant and equipment	10	(25,259,957)	(88,406,704)	-
Gain from discharge/cancellation of TGS Loan	20	(215,413,769)	-	-
Constitution (Recovery) of accruals, net	28 and 30	120,672,006	(23,697,702)	48,343,247
Constitution of provisions, net	30	228,150,344	95,822,786	36,571,446
Share of (loss) profit of joint ventures and associates	8 and 9	654,491	(32,603,298)	2,570,850
Accrual of defined benefit plans	27, 28 and 29	121,778,161	73,163,395	33,754,716
Net foreign currency exchange difference	31	566,172,708	761,254,771	744,150,070
Result from measurement at present value	31	(23,228,386)	(223,304,132)	155,869,735
Changes in the fair value of financial instruments		(2,226,008,275)	(907,867,357)	(295,854,837)
Result from repurchase of corporate bonds	31	(9,904,686)	(47,122,571)	(88,879,485)
Results from property, plant and equipment sale and decreases	30	8,756,789	18,639,620	13,404,236
Consumption of materials		40,996,168	11,869,855	6,783,353
Recovery of other operative expenses		-	-	(13,002,003)
Revenue recognition from CAMMESA finance (*)		(7,019,838)	(18,852,659)	(17,402,480)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	(551,498,435)	(2,271,926,952)	(2,933,051,544)
Income recognition on account of the RTI - Res. SE No. 32/15	2	(495,516,409)	-	-
Dividends earned	30	(4,486,563)	(6,226,319)	(6,876,038)
Recognition of March Agreement		-	-	(85,177,042)
Recovery of tax on gross income	37	-	(41,110,709)	-
Provision for decommissioning of wells	31	18,899,410	47,953	-
Compensation agreements	27, 28 and 29	223,600,947	61,546,421	-
Other operating costs for contract termination	30	-	11,366,548	-
Other expenses FOCEDE	30	59,563,107	97,701,000	-
Other finance results		10,260,586	(4,301,834)	3,811,823
Income recognition for arbitral proceedings	30	(74,770,949)	-	-
Other		1,533,908	38,242	1,871,525
Discontinued operations		-	-	199,135,735

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(988,662,904)	(753,779,506)	(508,715,144)
Increase in inventories		(89,662,239)	(21,085,864)	(50,402,379)
(Increase) Decrease in biological assets		(46,892)	365,961	(916,879)
Increase in trade and other payables		1,061,352,687	70,553,896	183,440,125
Increase in deferred income		45,490,384	76,187,087	(700,044)
Increase in salaries and social security payable		178,868,247	260,712,693	112,375,704
Decrease in defined benefit plans		(35,677,351)	(18,186,942)	(13,164,865)
Increase in taxes payable		103,396,097	51,441,807	(31,963)
Decrease in provisions		(34,021,661)	(54,049,454)	(25,358,712)
Income tax and minimum notional income tax paid		(120,948,438)	(880,339)	(3,692,829)
Funds obtained from PUREE (SE Resolution No. 1037/07)		25,612,143	482,928,401	491,946,068
Proceeds from (Payments of) derivative financial instruments		185,214,525	(42,125,000)	-
Subtotal before variations of accounts payable with CAMMESA		4,114,723,780	(781,340,635)	(575,280,403)
Increase in account payable with CAMMESA in distribution		251,044,487	2,974,875,348	2,231,477,000
Net cash generated by operating activities		4,365,768,267	2,193,534,713	1,656,196,597

(*) Corresponds to the financing of CAMMESA under the Note SE No. 6157/10, payment of which is in charge of the MEM

RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

		12.31.2015	12.31.2014	12.31.2013
	Note	(restated)	(restated)
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition		(4,797,918,069)	(2,331,115,327)	(1,050,265,080)
Purchases of financial assets at fair value		(3,506,210,675)	(1,055,481,705)	(353,525,353)
Proceeds from property, plant and equipment sale		40,660	2,281,299	399,407
Proceeds from financial assets at fair value sale		2,263,908,118	1,258,242,711	279,128,770
Proceeds from financial assets' amortization		1,579,202	3,239,076	54,793,585
Proceeds from financial assets' interest		16,161,243	18,169	1,878,384
Dividends received		4,486,563	2,777,280	13,028,406
Proceeds from loans		1,430,518	2,182,025	4,617,341
Proceeds from interest on loans		13,411	-	-
Proceeds (Constitution) of guarantee deposits, net		293,392,019	(276,616,965)	-
Recovery (Subscription) of investment funds, net		(1,390,929,067)	(77,330,026)	(282,191,942)
Capital contribution in joint ventures		(475,000)	(250,000)	(205,386)
Discontinued operations		-	-	(124,246,000)
Net cash used in investing activities		(7,114,521,077)	(2,472,053,463)	(1,456,587,868)

Cash flows from financing activities:
Proceeds from borrowings		4,793,347,633	2,519,386,589	656,489,875
Payment of borrowings		(2,281,317,918)	(2,253,561,870)	(513,035,781)
Payment of borrowings' interests		(731,714,230)	(567,793,296)	(200,559,674)
Capital contributions received		998,760,603	-	-
Capital contributions received from third parties in subsidiries		-	98,997,500	-
Proceeds from sale of interest in subsidiaries to Non Controlling Interest		5,739,469	74,714,844	28,640,301
Dividends paid to third parties in subsidiaries		(26,092,252)	(19,432,044)	(7,871,681)
Payment for repurchase of own debt		(121,371,300)	-	(65,982,241)
Discontinued operations		-	-	25,388,000
Proceeds from PP&E mutuum		-	100,000,000	-
Proceeds from Salaries mutuum		214,894,157	280,622,252	-
Net cash geterated by (used in) financing activities		2,852,246,162	232,933,975	(76,931,201)

Increase (Decrease) in cash and cash equivalent		103,493,352	(45,584,775)	122,677,528

Cash and cash equivalents at the beginning of the year	17	335,234,106	341,668,865	156,647,001
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale		-	-	11,154,000
Foreign currency exchange difference generated by cash and cash equivalents		77,870,460	39,150,016	51,190,336
Increase (Decrease) in cash and cash equivalent		103,493,352	(45,584,775)	122,677,528
Cash and cash equivalents at the end of the year	17	516,597,918	335,234,106	341,668,865

RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

		12.31.2015	12.31.2014	12.31.2013
	Note	(restated)	(restated)
Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(988,827,033)	(208,339,247)	(158,325,018)
Borrowing costs capitalized in property, plant and equipment		(433,823,766)	(123,861,184)	(24,532,005)
Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		10,618,797	(574,009,553)	1,661,103,990
Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		158,081,277	(2,218,423,960)	(1,152,267,285)
Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary costs (SE Res. No. 32/15)		(495,516,409)	-	-
Decrease in borrowings through offsetting trade receivables		(92,129,978)	(131,875,580)	-
Decrease in financial assets at fair value repurchased Corporate Bonds		-	(91,637,990)
Increase of asset retirement obligation		(26,900,873)	(53,594,289)	-
(Constitution) Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		(138,310,986)	(24,767,682)	-
Reclassification of assets classified as held for sale to property, plant and equipment		-	(11,987,500)	-
Acquisition of property, plant and equipment through an increase in liability with FOTAE		-	(32,939,174)	(48,960,000)
Decrease in property, plant and equipment for arbitral proceedings	37.2	235,866,673	-	-
Offsetting of rights over arbitration proceedings against loans	20	308,071,413	-	-
Increase in financial assets at fair value from subsidiary sale		-	-	334,339,766
Increase in other receivables from subsidiary sale		-	-	44,626,592
Amounts received from CAMMESA through FOCEDE		723,616,059	100,000,000	-

The accompanying notes are an integral part of these restated consolidated financial statements.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Restatement of Financial Statements

The Company has restated these consolidated financial statements to correct an error in the presentation of the cash inflows related to a financial assistance program granted by the Argentine Government to its subsidiary Edenor, through various loan agreements for the consumption and assignment of secured receivables, in order to pay the higher salary costs and also to cover the insufficiency of the funds deriving from the FOCEDE (the “loans for investments and salaries”).

This restatement follows the conclusion of discussions of Edenor with the Staff of the U.S. Securities and Exchange Commission regarding the Staff’s comments relating to the presentation in the statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries, as explained in Note 2.3.1.8.

As a result of these discussions, the Company has restated the presentation of the cash inflows related to these agreements, placing more relevance on the fact that these agreements were instrumented as loans and not on the underlying reasons for these agreements, which was to provide an alternative source of cash inflows in the lack of increases in tariffs and review of the concession contract for the last 15 years.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

Accordingly, the Company’s statements of cash flows for the years ended December 31, 2015 and 2014 have been restated to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of Edenor’s loans with CAMMESA for funds received by the FOCEDE for the years ended December 31, 2015 and 2014 have been restated and are now presented as non-cash financing transactions in the supplementary disclosures to the statement of cash flows instead of operating activities as previously disclosed.

The restatement, which is treated as the correction of an error under accounting rules, impacts only the statement of cash flows for the year ended December 31, 2015 and 2014.

As a result of the restatement, cash flows from operating activities have decreased by $ 214.9 million and $ 380.6 million in 2015 and 2014, respectively, with a corresponding increase for such amounts in the cash flows from financing activities. Of such amounts, $ 214.9 million and $ 280.6 million in 2015 and 2014, respectively, did not result in future cash outflows, as they were offset with the grant received under SE Resolution N° 32/15, and disclosed as non-cash transactions under the “Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary cost (SE Res. N° 32/15)” heading in the supplementary disclosures to the Statement of Cash Flows for the year ended December 31, 2015. Also, the amounts of $ 723.6 million and $ 100 million in 2015 and 2014, respectively, are now disclosed as non-cash transaction under the “Amounts received from CAMMESA through FOCEDE” heading in the supplementary disclosures to the statement of cash flows.

There are no impacts in the consolidated statements of financial position, comprehensive income, or equity, nor in the basic and diluted earnings per share for profit attributable to the owners of the parent.

Following the restatement, these Restated Financial Statements for the years ended December 31, 2015 and 2014 of the Company have been approved and authorized for issue by the Board of Directors on July 26, 2016.

The effect of the restatement on the previously issued consolidated statement of cash flows for the years ended December 31, 2015 and 2014 is as follows:

(All amounts in Pesos)	2015	2015		2015
	(as reported)	(adjustment)		(restated)
Cash flow from operating activities	4,580,662,424	(214,894,157)	(1)	4,365,768,267
Cash flow from financing activities	2,637,352,005	214,894,157	(1)	2,852,246,162
Non cash transactions
Amounts received from CAMMESA through FOCEDE	-	723,616,059	(2)	723,616,059
Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary costs (SE Res. No. 32/15)	(495,516,409) (3)	-		(495,516,409)

	2014	2014		2014
	(as reported)	(adjustment)		(restated)
Cash flow from operating activities	2,574,156,965	(380,622,252)	(4)	2,193,534,713
Cash flow from financing activities	(147,688,277)	380,622,252	(4)	232,933,975
Non cash transactions
Amounts received from CAMMESA through FOCEDE	-	100,000,000	(2)	100,000,000

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

(1)       Corresponds to loans for salaries and were disclosed in the statement of cash flows under the heading “Increase in account payable and loans (MUTUUM) with CAMMESA in distribution”. See Note 2.3.1.8.

(2)       Corresponds to loans for investments. See Note 2.3.1.8.

(3)       Corresponds to the grant received under SE Resolution N° 32/15, issued on March 11, 2015 establishing the offsetting of the CAMMESA loans for salaries (2014 and 2015) with this grant. See Note 2.3.1.9.

(4)       $ 280.6 million and $ 100 million corresponds to loans for salaries and investments, respectively.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Lastly, the Renewal Agreement established that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

At the date of issuance of these financial statements, Edenor is taking steps aimed at the termination of the trust and the transfer of the remaining trust assets. .

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

2.3.3 Penalties

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Gas Market

Gas Plus Program – SE Resolution No. 24/08

Under this program, the main attraction for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 3: BASIS OF PRESENTATION

These restated consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and IFRIC. All the IFRSs in force as at the date of preparation of these restated consolidated financial statements have been applied. Additionally, the Company has applied the first phase of IFRS 9 “Financial Instruments” at the transition date.

The presentation in the restated consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing date of the period subject of the report, as well as those held for sale respectively. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These restated consolidated financial statements are stated in Argentine pesos. They have been prepared under the historical cost convention, as modified by the measurement of certain financial assets and liabilities at fair value through profit and loss.

The preparation of these restated consolidated financial statements under IFRS requires estimates and assessments be performed affecting the amounts of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the date of issuance of these restated consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment and complexity or the areas in which assumptions and estimates are significant for the restated consolidated financial statements are described in Note 5.

These restated consolidated financial statements have been approved for issue by the Board of Directors dated July 26, 2016.
Comparative information

Balances as of December 31, 2014, included in these restated consolidated financial statements for comparative purposes, arise from the financial statements at that date. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.2      Consolidation

a.     Subsidiaries

These financial statements include those of the Company and the entities controlled by it. Subsidiaries are all entities over which the Company exercises control, which is generally accompanied by a percentage above 50% of the available voting rights. The Company controls an entity when it is exposed or entitled to variable returns in view of its involvement in the entity and has the capacity to affect these returns through its power over it. When determining whether the Company controls an entity, the existence and effect of potential voting rights which are currently exercisable or convertible are considered. The Company also evaluates the existence of control when it does not hold more than 50% of the voting rights but can direct financial and operating policies through a “de facto control”. The “de facto control” may arise under circumstances in which the number of the Group's voting rights compared with the number and dispersion of the stakes held by other shareholders grants the Group the power to direct financial and operating policies, etc. For PEPASA, decisions on financial and operating policies are taken by the Board Directors of PEPASA, which is formed in its majority by the same directors of the Company. Subsidiaries are consolidated as from the date on which control is transferred to the Group and are de-consolidated as from the date such control ceases.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

The concession of Edenor, has a useful life of 83 years, while the HIDISA and HINISA has a useful life of 30 years.

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

As of December 31, 2014 proceedings’ conclusion dates cannot be accurately foreseen, it has been determined that they have an indefinite useful life (See Note 20)

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost, which does not differ from its fair value less costs to sell.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

4.8 Impairment of non-financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

These financial statements have been prepared under the historical cost convention in nominal currency established in IFRS criteria applicable for non-hyperinflationary economies.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

f.      Retained earnings (Accumulated losses)

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

iii.       From exploration and exploitation of oil and gas activity: Revenues from sales of crude oil, natural gas and liquefied petroleum gas are recognized on the transfer of title in accordance with the terms of the related contracts, which is when the customer has taken title and assumed the risks and benefits, prices have been determined and collectability is reasonably assured.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

(a)  Reversal of Property, Plant and Equipment Impairment in CPB

As from January 2012, CAMMESA, at the direction of the ES, remuneration adjustments established by the “2008 – 2011 Agreement” in November, 2010 were cancelled. Furthermore, in the case of CPB, another change in the regulatory framework prevented the Company from continuing operating in the fuel oil purchase business, an activity which allowed it to obtain a margin on the fuel it acquired for generation purposes. Both measures have had a negative effect on the company’s generation of funds, which were insufficient to meet growing operating costs. The deterioration of CPB’s economic and financial situation, evidenced by operating losses, negative cash flows and a working capital deficit, resulted in a decrease in the plant’s reliability since it lacked the sufficient resources to continue bringing about the improvements necessary to keep the operating levels met during fiscal year 2011.

Therefore, as at September 30, 2012, CPB recorded an impairment loss amounting to $ 108.3 million for its Property, Plant and Equipment —which, net of the effect of the income tax, amounted to $ 70.4 million— as a result of the assessment of their recoverable value.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

v.     The fulfillment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years and will receive CAMMESA’s permanent financing, which will be repaid under the conditions detailed in Note 20.1.3.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

In the distribution segment, Edenor´s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, Edenor is exposed to the risk of a loss resulting from a devaluation of the peso. Edenor may hedge its currency risk trying to enter into currency forwards. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under terms it may consider viable.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

(b) Summarized financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA, with a 51.54% equity interest.

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

(1)       Net of stabilization factor.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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
49,536

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

(1)       As of December 31, 2014, the net position of Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

12.31.2014
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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

-        Class 1: CTLL resolved to cancel the tender.

-        Class 2: for a face value of $ 96.4 million accruing interest at the Private Badlar rate plus a 400 basis points spread. The principal will be fully repaid at maturity on April 30, 2016, and interest will be repaid on a quarterly basis.

-        Class 3: for a face value of $ 50.8 million accruing interest at the Private Badlar rate plus a 500 basis points spread. The principal will be amortized in three installments maturing on April 30, 2017 (33.34%), July 30, 2017 (33.33%) and October 30, 2017 (33.33%), and interest will be repaid on a quarterly basis.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Syndicated Borrowing

On November 11, 2014, in line with CTLL’s financial strategy of improving its financing cost and structure, CTLL’s Board of Directors approved a new indebtedness consisting of a syndicated borrowing in the amount of up to $ 450 million (the “Syndicated Loan”) with the Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A and Citibank S.A. (the “Banks”) seeking to refinance existing financial liabilities. The borrowing’s main terms and conditions are described below:

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 13, 2013, on March 6, 2013 CTG issued Class 3 and 4 corporate bonds for a nominal value of $ 36.7 million and U$S 9.5 million (converted to an initial exchange rate of $ 5.0448 / U$S) at the Private Badlar rate plus 400 basis points and at the fixed rate of 3%, finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds were allocated entirely to debt refinancing.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately $ 1.4 million that were allocated to the prepayment of bank loans.

Lastly, on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91 million maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first nine months and at the Private Badlar rate plus a 500 basis points spread during the remaining nine months. Interest will be payable on a quarterly basis.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

(v)     The Maintenance Remuneration.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

In accordance with what has been previously stated, if at each installment’s maturity date the funds assigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the UMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

As of December 31, 2015, PEPASA had issued the following series of VCP:

Series	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46,654,990	Badlar + 3.5%	360 days	Quarterly
2	May 11, 2012	32,564,000	Badlar + 2.75%	360 days	Quarterly
3	October 3, 2012	34,396,246	Badlar + 4.25%	360 days	Quarterly
4		USD 6,520,523	4.25%	360 days	Quarterly
5	March 27, 2013	77,821,661	Badlar + 2.99%	365 days	Quarterly
6		USD 4,342,138	0.01%	365 days	Quarterly
7	October 3, 2013	65,400,000	Badlar + 4%	365 days	Quarterly
8	April 28, 2014	122,950,000	Badlar + 3.95%	365 days	Quarterly
9	October 3, 2014	76,450,000	Badlar + 3.95%	365 days	Quarterly
11	February 26, 2015	89.940.000	28%	365 days	Quarterly
12	April 30, 2015	137.000.000	28,5%	365 days	Quarterly

As of December 31, 2015, outstanding Series 11 and 12 VCPs amounted to $ 235.5 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Programme

On May 10, 2013, PEPASA’s Shareholders’ Meeting approved the terms and conditions of the Simple Corporate Bonds Program (non-convertible into shares) for up to US$ 100 million (or its equivalent in other currencies). On April 24, 2014, and July 2, 2015, PEPASA modified the Program increasing the amount up to US$ 125 million and US$ 250 or its equivalent in other currencies, respectively.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

At the date of issuance of these financial statements, PEPASA has issued the following series of Corporate Bonds:

Series	Issuance date	Nominal Amount	Interest rate	Payment:
				Capital	Interest
1	June 28, 2013	254,810,000	Badlar + 3%	3 years	Quarterly
2	June 6, 2014	525,362,500	Badlar	3 years	Quarterly
3	February 26, 2015	51,027,777	Badlar + 5%	1 year and 9 months	Quarterly
4	February 26, 2015	U$S 18,549,000	5%	1 year and 9 months	Quarterly
5	April 30, 2015	49,870,000	Badlar + 4,5%	1 year and 6 months	Quarterly
6	February 3, 2016	309,874,000	Badlar + 5%	1 year and 3 months	Quarterly

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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
6.70%

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Corresponds to fees for legal advice.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

Therefore, CTLL has demanded the forced execution of the Agreement, which is a lawfully enforceable title conferring the right of execution in Spain.

With the execution of the Agreement on December 3, 2015, which entailed the waiver by the Contractor of all its rights to bring or continue any action aimed to annul or challenge the Award in any way whatsoever, CTLL recognized the accounting impact of the award on that date, to such effect using the provisions of IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”, since CTLL considers that now there is reasonable degree of certainty deems virtually certain for the collection of the amounts owed by the Contractor.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Minimum notional income tax

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Amount: undetermined

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at present at the discovery period.

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

On December 30, 2015, Edenor filed a post-judgment motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 38: PAYMENT PLAN

As regards the AFIP’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statute of limitations for a total amount of $ 15.2 million, which will be paid up in 120 monthly installments.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

d.     Agreement for the execution of works in la Matanza District

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

As distinguished from the previous contract, which was based on pre-established maintenance and exchange of  components (for example, at 25,000 and 50,000 hours of operation for certain components), this new agreement consists of periodical inspections and pieces repairs or exchanges, which will be programmed and executed based on their condition in order to guarantee the proper functioning and availability of the unit and to decrease the risk associated with long outages. The new agreement will be effective until the unit reaches 100,000 accumulated hours of operation.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

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

Edenor

Extraordinary bonus to employees

Salaries and social security charges: on January 18, 2016, Edenor entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and another one with the Asociación del Personal Superior de Empresas de Energía, (Association of Supervisory Personnel of Energy Companies),  pursuant to which Edenor agreed to grant, on a voluntary and one-time basis, an extraordinary bonus of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association.

The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively. The payment of the aforementioned bonus was extended to all Edenor's employees.

The total recorded charge amounted to $24.9 million.

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 51: (Continuation)

Acquisition of the shares of Petrobras Argentina S.A.

Petroleo Brasileiro S.A. (“Petrobras Brazil”) and the Company have agreed an exclusivity period of 30 days and can be extended for 30 additional days, to continue advanced negotiations for the acquisition of the shares of Petrobras Argentina S.A. in possession of its subsidiary Petrobras Participaciones S.L., equivalent to 67.2% of capital and votes of  Petrobras Argentina S.A. (“Petrobras Argentina”).

Holding the previously referred transaction is subject to the successful negotiation of the terms applicable and relevant documentation and approval of such terms and documentation by the competent corporate bodies of Petrobras Brazil and the Company.

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

NOTE 52: SUBSEQUENT EVENTS UPDATE AS OF JULY 26, 2016

Generation regulatory framework

SE Resolution No. 22/16 – Update of the Remuneration Scheme implemented by SE Resolution No. 95/13 and previously updated by SE Resolutions No. 529/14 and No. 482/15

On March 30, 2016, SE Resolution No. 22/16 was passed, which abrogated Schedules I, II, III, IV, V, VI and VII of SE Resolution No. 482/15 (which in turn amended SE Resolutions No. 95/13 and 529/14) and provided for a retroactive updating —as from the economic transactions for the month of February, 2016— of the remuneration values for fixed and variable costs and for non-recurring maintenance works (the "Maintenance Remuneration”).

The remuneration scheme update comprises the following:

        i.            Fixed Costs Remuneration:

Classification or technology and scale	$/MW-hrp
TG units with power (P) > 50 Mw	108.8
TV units with power (P) < 100 Mw	180.9
TV units with power (P) > 100 Mw	129.2
HI units with power (P) ≤ 50 Mw	299.2
HI units with power (P) between 120 Mw and 300 Mw	107.8

Pursuant to SE Resolution No. 22/16, hydroelectric power plants operating and maintaining control structures in river courses (such as derivation channels or compensation reservoirs) and not having an associated hydroelectric power plant should consider a 1.20 increase factor for the remuneration of fixed costs in the plant at the headwaters.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

        ii.            Variable Costs Remuneration:

Classification or technology and scale	Operating with:
	Natural Gas	FO/GO Hydrocarbons
	$/MWh
TG units with power (P) > 50 Mw	46.3	81.1
TV units with power (P) < 100 Mw	46.3	81.1
TV units with power (P) > 100 Mw	46.3	81.1

Hydroelectric Units	$/MWh
HI units with power (P) ≤ 50 Mw	36.7
HI units with power (P) between 120 Mw and 300 Mw	36.7

In the case of pumping hydroelectric power plants, both the power generated and the power used for pumping should be considered.

      iii.            Maintenance Remuneration:

Classification or technology and scale	$/MWh
TG units with power (P) > 50 Mw	45.1
TV units with power (P) < 100 Mw	45.1
TV units with power (P) > 100 Mw	45.1
HI units with power (P) ≤ 50 Mw	16
HI units with power (P) between 120 Mw and 300 Mw	16

SE Resolution No. 21/16: Call to companies interested in offering new generation capacity

As a result of the state of emergency in the National Electricity Sector, on March 2016, the SE launched an Auction calling for parties interested in offering the construction of new thermal power generation projects (Resolution SE No° 21/2016) with the commitment to making it available through the WEM for the following periods: 2016/2017 summer; ii) 2017 winter, and iii) 2017/2018 summer.

The terms for the call were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered include: i) a minimum 40 MW power; ii) each generating unit should have a minimum 10MW power; and iii) the equipment should have double fuel consumption capacity (with certain exceptions).

The offeror should file its offer through two envelopes (a technical and an economic proposal). The economic proposal should provide for a Fixed Price (US$/MW-month) and a Variable Price (not associated with fuel, in US$/MWh).

Successful bidders should enter into a “wholesale demand agreement” with CAMMESA on behalf of the distributors and with GUME.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Under such framework Pampa’s subsidiaries presented 4 different projects, however only one was awarded. The project awarded consists on the expansion of CTLL’s power plant generation capacity by the installation of a new GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 105 MW by August 2017. The estimated cost of the project is US$ 90 million plus VAT. CTLL has executed the agreements with the relevant contractors for the execution on the works and the future maintenance of such unit.

Additionally, CTTL entered into power purchase agreement with CAMMESA to sell CAMMESA the corresponding capacity and generated energy for a period of 10 (ten) years from the project’s commercial operations date.

Wind Power Projects

In order to continue expanding the Company’s generation business, the Company carried out the following acquisitions:

(i)         On April 18, 2016, CTLL acquired 100% of the capital stock and shares of Greenwind S.A. (“Greenwind”) for an amount of US$ 2.1 million. Greenwind is a corporation organized in Argentina the main objective of which is the development of the “Corti” wind power project, which consists of the installation of a 100 MW capacity park in Bahía Blanca, Province of Buenos Aires. Greenwind holds the right of usufruct over a 1,500-hectare plot of land where wind measurements have been taken during the last four years.

(ii)       On May 17, 2016, CTLL acquired 100% of the capital stock and shares of Parques Eólicos del Fin del Mundo S.A. (“PEFM”), for an amount of US$ 0.67 million. PEFM is a company incorporated under the laws of Argentina whose purpose is to develop an eolic project named “PARQUE EOLICO DE LA BAHIA” which will consist of a wind farm with a 50MW capacity, located in Bahía Blanca, Province of Buenos Aires. For such purpose, PEFM has a legal right of use and profit from the 500 hectare and a wind measurement for a 4 year period.

Major maintenances

The extension of the loan in order to include the execution of CTLL´s unit LDLATG01 major maintenances in the amount of US$ 13 million and US$17.8 million, in both cases plus VAT, nationalization and logistics costs and withholdings chargeable on foreign contractors, was approved pursuant to SSETTyDEE Note No. 52/16, and the addendum to the loan agreement was entered into on April 8, 2016.

CPB´s unit TV29 was released for commercial operation in June 2016, after completion of the necessary tests and trials following the repair of the excitation transformer.

New Generation Project. 2014 Thermal Generation Availability Increase Agreement

In relation to the execution of the CTLL 2014 Expansion Project to expand the generation capacity of CTLL by 120 MW, on July 15, 2016, the commercial operation of the new aero-derivative gas-fired turbine generator (105 MW) started. As of the date of issuance hereof, CTLL is negotiating with CAMMESA the WEM Supply Agreement under SE Resolution N° 220/2007.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Distribution regulatory framework

Penalties

By means of ENRE Note No. 120,151, which establishes the new criterion to calculate penalties, Edenor is informed of the payment in Argentine pesos of the penalties stated in kWh. The effect of these resolution has been recorded during 2016.

Additionally, considering the aforementioned ENRE Note, Edenor is evaluating with the regulatory authority the scope of the provisions thereof with regard to all the penalties recorded. This includes, for example, clarifying the ENRE’s criterion to define what constitutes “remuneration” for purposes of determining the penalties accrued prior to April 15, 2016 and not yet issued, as well as the obligation to accrue interest on the penalties issued until the date of their cancellation or payment. If the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, or if the accrual of interest on penalties issued were, in the ENRE’s opinion, applicable, the amount of the provision for penalties could increase significantly.

Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution No. 31/2016, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered  power outages between February 12 and 18 2016 must be paid a compensation of (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounts $ 73 million, which started being credited to customer bills issued as from April 25, 2016.

ENRE Resolution 347/12 - Fund for Electric Power Distribution Expansion and Consolidation Works (FOCEDE)

According to the provisions of Resolution ENRE No. 2/16, on the discontinuation of the FOCEDE trust, on June 23, 2016 Edenor received $ 86.3 million pesos as reimbursement for the sums transferred to FOCEDE. At the date of issuance of these financial statements, consequently Edenor proceeded to the final settlement of that trust.

Edenor’s Precautionary measures

As from May 2016 and until the date of issuance of these restated financial statements, Edenor has been notified by several courts from the Province of Buenos Aires of precautionary measures requested by different customers, both individual and districts (Private Hospital de la Merced S.A., Municipio de La Matanza,  Club Atlético 3 de Febrero, Club Ferrocarril Mitre Deportivo Social y Cultural, Sociedad Alemana de Gimnasia de Villa Ballester, Club Social y Deportivo Las Heras, Club Sportivo San Andrés, Cooperativa de Trabajo 19 de Diciembre, San Martín, Pilar and Escobar Municipality’s inhabitants), which all together represent more than 30% of Edenor’s sales, ordering the suspension of the tariff increase provided by Resolutions No. 6/2016 and 7/2016 of the Energy and Mining Ministry and Resolution No. 1/2016 of the ENRE, retroactively to the date such resolutions entered in force (February 2016).

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

These measures (except for the one covering all the Province of Buenos Aires discussed in the paragraph below) required Edenor to refrain from invoicing with the tariff increase, and to return any amounts of the increases already collected, through a credit on the customers’ accounts. Edenor complied with the courts’ resolutions and started to re-issue the invoices based on previous tariff scheme, crediting amounts collected in addition to those tariffs in each client account. The estimated impact of complying with these resolutions at June 30, 2016 amounts to approximately $1,470 million in revenues. The incremental cost related to those revenues are of an estimated amount of $ 681 million.

Also, on July 15, 2016 Edenor has been notified by the ENRE of the issuance by the Second Division of the Federal Court of the City of La Plata, instructing the suspension of the aforementioned tariff increase, applicable to the Province of Buenos Aires. In this case, the resolution from the Court suspends application of the Resolutions mentioned above for a period of three months as from the date of issuance of the injunction, but it does not establish the retroactive application of such suspension.

Edenor has requested the intervening courts to give notice to CAMMESA of the suspension of the resolutions mentioned above, so as to avoid CAMMESA to continue invoicing the energy being purchased by Edenor, and affected by the precautionary measures, with the increased seasonal price established by Resolution 6/2016 of the Ministry of Energy and Mining. Furthermore, Edenor has itself given notice to CAMMESA of such situation.

Edenor has taken all steps within its reach from a judicial standpoint in order to revert this situation and while it awaits courts definitions, it is evaluating its consequences and any further actions to be taken.

Due to these judicial resolutions the Executive Branch, who initially established the tariff increases, requested the Supreme Court of Justice to address the matter and decide on the legality, correspondence and applicability of tariff increases.

Application of Resolutions 6 and 7 of the Ministry of Energy and Mining, and 1/2016 of the ENRE, as of June 30, 2016 purport additional revenue to Edenor for an estimated amount of $ 4,898 million. They also gave place to additional costs (for energy received from CAMMESA) for an estimated amount of $ 2,204 million. Should the Supreme Court declare these Resolutions null and void, such amounts represent the maximum effect in the financial statements as of June 30, 2016.

Notwithstanding the foregoing, in case such resolutions are declared null and void, Edenor understands that the former scheme of Resolution SE No. 32 would re-enter into force, since it was abrogated by Resolution 7, which is now being questioned. In such case the National Government should restart granting assistance to Edenor to pay for its obligations until a new tariff increase is established.

At this moment, it is not possible to estimate the final outcome of this situation. In any case, Edenor continues to prepare its financial statements on a going concern basis, as it believes that, until this situation is solved, the government will not require Edenor to pay CAMMESA for the electricity sold, and will also provide funding to Edenor to settle other liabilities (such as salaries) through the Resolution SE No. 32 or a similar regime.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Borrowings

PEPASA

On March 1, 2016, PEPASA executed a loan agreement with Banco Galicia S.A in the amount of $ 100 million at a 32% fixed rate and maturing on February 24, 2017. Interest will be payable on a monthly basis as from the granting date. The loan is guaranteed by a guarantee provided by PEPASA, and funds have been allocated to the refinancing of liabilities.

On March 29, 2016, PEPASA executed with ICBC a new productive loan agreement in the amount of $ 300 million to pay off the loan taken out with the same entity and for the same amount on July 27, 2015.

Its main terms and conditions are described below:

-          Interest: at a fixed rate during the first 12 months and at a variable rate during the remaining term, interest being payable on a quarterly basis.

-          Repayment: it will be repaid in 10 quarterly consecutive installment, the first installment being payable upon maturity of the nine-month term as from the disbursement date. The first installment will represent 2% of the principal; the second installment, 6.5%; the third and fourth, 11%; the fifth and sixth, 11.25%, and as from the seventh and until the tenth installment, 11.75%;

-          Negative Covenants: PEPASA may not create liens on its goods or assets, sell assets, conduct certain operations with affiliates, make certain payments (including, but not limited to, dividends) or perform any act involving a merger, consolidation or spin-off.

-          Covenants: PEPASA will be obliged to keep a net financial debt to adjusted Ebitda ratio lower than 2.5x; an adjusted Ebitda to financial expense ratio lower than or equal to 2x; and a minimum shareholders' equity of $ 250, 400 and 500 million during fiscal years ended December 31, 2015, 2016 and 2017, respectively.

On March 29, 2016, PEPASA provided for the early cancellation of $ 165 million with Banco Hipotecario S.A.

On April 20, 2016, PEPASA issued Series 14 VCPs for a face value of $ 295.8 million, accruing interest at the Badlar rate plus a 5.9% spread and maturing on April 15, 2017. Interest will be payable on a quarterly basis.

On May 27, 2016, under the Rincón del Mangrullo block investment agreement, PEPASA and YPF agreed that YPF will pay PEPASA´s investments and expenses up to U$S 28 million, and that this debt will accrue a 5% fixed rate. PEPASA will cancel principal and interests before November 27, 2016.

On June 10, 2016, PEPASA entered into a commercial loan agreement with Banco Santander Río S.A. in an amount up to US$ 120 million, which may be drawn down in one or more drawings during the 45-day period following the date of the loan agreement. The loan issued an interest rate equal to 7.5 % and a maturity of 18 months.

On June 27, 2016, PEPASA issued Ps. 403.3 million of Series 8 Corporate Bonds at a variable interest rate equal to the BADLAR rate plus 4%, and a maturity of 12 months.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Edenor

On July 12, 2016 Edenor proceeded to redeem the Corporate Bonds due on 2017. The outstanding amount redeemed was US dollars 14.76 million, 100 % of its nominal value with accrued interest of $ 0.40 million.

Natural Gas Surplus Injection Promotion Program (the “Program”)

On May 20, 2016, Decree No. 704/16 authorized the issuance of U.S. Dollar-denominated bonds issued by the Argentine government (BONAR 2020) for the cancellation of debt outstanding under the Program as of December 31, 2015.  This decree establishes certain restrictions on the transferability of such bonds until December 2017 (monthly 3%) and requires certain information on a monthly basis.

On June 9, 2016, PEPASA submitted a letter accepting payment of $ 455.5 million, the compensation owed to us through December 2015, with US$ 29.5 million BONAR 2020 bonds.

General Ordinary and Extraordinary Shareholders’ Meeting

On April 29, 2016, the Company’s General Ordinary Shareholders’ Meeting approved the allocation of earnings for the fiscal year ended December 31, 2015, which amounted to $ 3,065.1 million, as follows: $ 153.3 million to the legal reserve, and $ 2,911.8 million to an the voluntary reserve.

Sale of interests in TGS

On April 22, 2016, the Company agreed with Harz Energy, a subsidiary of the Neuss Group, a 45-day exclusivity period to complete the sale of the Company's shareholding and rights in TGS held indirectly through a trust having 40% of CIESA's capital stock and its additional 10% direct interest in such company.

In consideration of this exclusivity period, Harz Energy has paid to the Company the amount of US$ 3 million to be discounted from the purchase price which, should the operation be completed, would amount to US$ 250 million.

The exclusivity period agreed with Harz Energy, has expired without having finalized the sale of the stock of shares and rights, indirectly owned by the Company in TGS, which implied / resulted in a loss by Grupo Neuss of the compensation paid of US$ 3 million.

On 18 July, 2016 the Company entered into an agreement with Grupo Inversor Petroquímica S.L. (part of Grupo GIP, controlled by the Sielecki family), WST S.A. and PCT L.L.C. (part of Grupo Werthein) (jointly hereafter the “Buyers”) for the sale of the capital stock and rights (the “Transaction”) indirectly owned by the Company in TGS. The base price was established, subject to certain adjustments, in the amount of US$ 241 million.

On 19 de July, 2016 the Buyers paid to the Company the amount of US$ 8 million as part of the purchase price. An additional payment of US$ 153 million shall be paid at the closing of the transaction for the acquisition of Petrobras Argentina S.A. and the remainder US$ 80 million shall be paid on or before February 15, 2017 with a 5% annual interest.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

Acquisition of Petrobras Participaciones S.L.

Petrobras Brazil and the Company (the “Parties”) have concluded the negotiations of the main terms and conditions to acquire all of the shares of Petrobras Participaciones S.L., the company which owns 67.1933% of Petrobras Argentina’s capital stock and voting rights and certain intercompany indebtedness of Petrobras Participaciones S.L. (“the Transaction”).

On May 12, 2016, the final terms and conditions of the agreement have been approved by the Company´s Board of Directors and Petrobras Brazil´s Board of Directors. On May 13, 2016, the parties signed the Share Purchase Agreement (the “SPA”). In accordance with terms and conditions of the SPA, the Company has deposited 20% of the base price (US$ 178.4 million) in an escrow account on Citigroup Citibank, NA.

The Company will acquire all of the shares of Petrobras Participaciones S.L., upon satisfaction of the conditions precedent for closing of the Transaction.

(i)         The base price of the Transaction is US$ 892 million (representing a value of US $1,327 million for 100% of the shares of Petrobras Argentina). The base price is subject to adjustments that have been agreed among the parties and that the Company believe not to be material.

(ii)       The Company will fund the final Transaction price with a combination of the following: (i) own resources using (a) cash at hand of up to US$ 220 million and (b) up to US$ 250 million  from the sale of interests in TGS, which sale shall be completed prior to Closing of the Transaction; (ii) bank financing of up to US$ 700 million; (iii) private financing of up to US$ 225 million; and (iv) financing to be provided by a vehicle controlled by the controlling shareholders of the Company of up to US$ 50 million.

(iii)      In addition, Pampa's board of directors approved that, subject to the approval of the board of Petrobras Argentina, an affiliate of Petrobrás Brazil shall acquire from Petrobras Argentina, after closing of the Transaction, 33.6% of the rights and obligations of the Río Neuquén concession area, and the assets related to such interests, as well as 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina – Bolivian Branch and Yacimientos Petrolíferos Fiscales Bolivianos, in relation to the Colpa and Caranda areas in Bolivia, subject to government approvals in Bolivia, for the net amount of US$ 52 million.

(iv)     YPF S.A. shall acquire the remaining 33.33% of Río Neuquén concession area and 100% of Aguada de la Arena participating interest for US$ 140 million

Cash tender offer and an exchange tender offer

On May 20, 2016 the Board of Directors of the Company decided to launch a mandatory cash tender offer (the “Cash Tender Offer”), in accordance with the provisions of the Argentine capital markets law and the regulations of the CNV relating to mandatory tender offers in case of change of control and indirect acquisition; and simultaneously a voluntary exchange tender offer (the “Exchange Offer” and together with the Cash Offer, the “Offer”), directed to all shareholders in possession of ordinary Class “B”, capital and voting stock with a nominal value of one Argentine peso (Ps. 1) each and one vote per share, currently issued and in circulation of Petrobras Argentina.

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 52: (Continuation)

The Board of Directors has therefore: (i) approved the public Cash Tender Offer and Exchange Offer, which is subject to the closing of the Transaction and the granting of all necessary approvals by the CNV, (ii) fixed the offer price of the Cash Tender Offer in US$ 0,6574 per share of Petrobras Argentina, subject to certain price adjustments contained in the Transaction agreements; (iii) fix the exchange ratio for the Exchange Offer as the average weighted price of the Company’s shares during the 5 days prior to the opening of the period for the receipt of acceptance of offers divided by the price per share of Petrobras Argentina set for the Cash Tender Offer and will allow, if so decided by Company´s Shareholders Meeting, the Board of Directors to determine an adjustment factor of more or less 10%; (iv) approved to hold an Ordinary and Extraordinary General Shareholders Meeting to consider, among others, a capital increase for up to Ps. 320 million, that will represent a 15.87% of the Company’s capital stock and votes after the capital increase is perfected and the issuance of shares of Pampa in relation to the Exchange Offer as well as with the suspension of the preferred subscription rights and the amendment of the Company’s corporate purpose.

On June 22, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company resolved to approve all the decisions submitted for approval by the abovementioned Board of Directors.

The Company is currently evaluating the possibility of, upon Closing of the Transaction and all the relevant corporate and regulatory approvals, merging the Company with Petrobras Argentina, being the Company the surviving entity. For this purpose, the abovementioned Shareholders’ Meeting of the Company resolved to amend Section 4 of the Company´s Corporate Bylaws referred to the corporate purpose with the purpose of including the main activities of the company to merge.

NOTE 53: SUPLEMENTAL INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 53: (Continuation)

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 53: (Continuation)

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 53: (Continuation)

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

NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 53: (Continuation)

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