Form 20-F/A
period 2017-12-31
Pampa Energy Inc.
filed 2018-05-29
CIK 1469395

As filed with the Securities and Exchange Commission on May 29, 2018

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

☒ Yes	☐ No

i

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

ii

Explanatory Note

Pampa Energía S.A. (“Pampa”), is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 30, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Pampa for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405 (a)(2) (ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

2

 Item 19.  Exhibits

Documents filed as exhibits to this Amendment No. 1 to Form 20-F:

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*

In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Pampa Energía S.A.
By: /s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Chief Financial Officer

Date: May 29, 2018