Form 20-F
period 2018-12-31
Pampa Energy Inc.
filed 2019-04-30
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

1,874,434,580 outstanding shares of common stock, par value Ps.1.00 per share, excluding 25,435,684 treasury shares, representing 1.34% of our total capital stock.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2018 of Pampa Energía S.A. (“Pampa”), that has been approved by resolution of the board of directors’ (the “Board of Directors”) meeting of Pampa held on April 29, 2019. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 11, 2019.

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

Functional and Presentation Currency

The information included in the Consolidated Financial Statements has been recorded in the functional currency of the Company, which is the currency of the primary economic environment in which the Company operates. The functional currency is the Argentine Peso, which is also the group’s presentation currency.

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

In order to determine whether an economy is categorized as a high inflation economy under IAS 29, the standard details several factors to be assessed, including the existence of a cumulative inflation rate over three years approaching, or exceeding, 100%. Argentina’s cumulative inflation over the last three years exceeds 100% thus the Argentine economy should be considered a high inflation economy under IAS 29. Therefore, the Consolidated Financial Statements and the financial information included in this Annual Report has been stated in terms of the measuring unit current at the end of the reporting year. For more information, see Note 3 and Note 4.3 to our Consolidated Financial Statements.

 The results and financial position of subsidiaries and associates that have a different functional currency have been translated into the group’s presentation currency and the results from the translation process have been recognized in “Other Comprehensive Income (loss)”, net of inflation effect. Certain financial information contained in this annual report has been presented in U.S. Dollars (see “Exchange rates” below).

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments. Accordingly, certain totals may therefore not precisely equal the sum of the numbers presented.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2018, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2018 was Ps.37.70 to U.S. $1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 29, 2019, the exchange rate was Ps. 44.33, to U.S.$ 1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3. —Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our results of operations.” The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3. Risk Factors,” “Item 4. Our Business” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-	the availability of financing at reasonable terms to Argentine companies, such as us;
-	uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;
-	changes in the price of hydrocarbons and their derivatives;
-	changes in the price of energy, power and other related services;
-	the volume of crude oil, oil products and natural gas we produce and sell;
-	our ability to renew certain concessions;
-	the ability to develop and monetize conventional and non-conventional reserves;
-	our ability to develop our expansion projects and to win awards for new potential projects;

-	changes to our reserves estimates;
-	the treatment of pending obligations after the integral tariff revision process (Revision Tarifaria Integral, or “RTI”);
-	the evolution of Edenor’s energy losses and the impact of Edenor’s fines and penalties and uncollectable debt;
-	electricity shortages
-	the potential disruption or interruption of Edenor’s service;
-	the revocation or amendment of Edenor’s concession by the granting authority;
-	changes in the laws and regulations applicable to the energy sector in Argentina;
-	government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;
-

general economic, social and political conditions in Argentina, and other regions where we, our subsidiaries, associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

-	restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;
-	competition in the electricity sector, public utility services and related industries;
-	the impact of high rates of inflation on our costs;
-	changes to our capital expenditure plans;
-	the failure of governmental authorities to approve proposed measures or transactions described in this annual report;
-	deterioration in regional and local business and economic conditions in or affecting Argentina;
-	any potential negative consequences arising in connection with our ongoing or future mergers, acquisitions, divestitures or other corporate reorganizations;
-	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries; and
-	other risks factors discussed under “Item 3. Risk Factors.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2018. The selected consolidated statement of comprehensive income and the selected consolidated statement of cash flow data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated statement of financial position as of December 31, 2018 and 2017, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this annual report. The summary financial data as of and for each of the two years in the period ended December 31, 2015 and 2014 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. Financial information as of and for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina S.A. (“Petrobras Argentina”) beginning on July 27, 2016, when the Acquisition (as defined below) was consummated. Consequently, Petrobras Argentina’s results of operations before such date were not consolidated.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been stated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 "Financial reporting in hyperinflationary economies". See “Presentation of Information – Financial Information” “Presentation of Information – Functional and Presentation Currency” “Risk factors—Risk Related to Argentina— If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected”, “Item 5—Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation” and Note 3 and Note 4.3 to the Consolidated Financial Statements.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	At December 31,
	2018	2018	2017	2016
	(in millions of US$) (1)	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018, except for amounts per share and number of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Non-current assets:
Property, plant and equipment	3,316	125,005	111,571	117,949
Intangible assets	161	6,080	6,354	6,565
Deferred tax assets	2	80	1,928	2,270
Investments in joint ventures and associates	407	15,333	11,875	9,608
Financial assets at amortized cost	-	-	-	114
Financial assets at fair value through profit and loss	11	422	286	1,367
Other assets	1	33	9	24
Trade and other receivables	253	9,521	7,444	8,234
Total non-current assets	4,151	156,474	139,467	146,131
Current assets:
Inventories	137	5,169	4,266	6,191
Financial assets at amortized cost	35	1,330	37	42
Financial assets at fair value through profit and loss	405	15,273	21,576	7,717
Derivative financial instruments	-	3	6	24
Trade and other receivables	703	26,489	28,267	26,061
Cash and cash equivalents	241	9,097	1,179	2,618
Total current assets	1,522	57,361	55,331	42,653
Non current assets classified as held for sale	-	-	18,457	35
Total assets	5,672	213,835	213,255	188,819
Shareholders´ equity
Share capital	50	1,874	2,080	1,938
Share capital adjustment	261	9,826	10,906	10,838
Share premium	491	18,499	18,496	15,870
Treasury shares	1	25	2	-
Treasury shares cost	(40)	(1,490)	(126)	-
Treasury shares adjustment	4	134	13	-
Legal reserve	24	904	733	567
Voluntary reserve	195	7,355	12,554	9,422
Other reserves	(13)	(483)	367	333

Retained earnings	403	15,193	11,806	4,305
Other comprehensive loss	(8)	(314)	(353)	(142)
Equity attributable to owners of the company	1,367	51,523	56,478	43,131
Non-controlling interest	429	16,160	17,792	17,515
Total equity	1,795	67,683	74,270	60,646
Non-current liabilities:
Investments in joint ventures and associates	4	153	-	-
Provisions	146	5,499	6,549	8,220
Income tax and minimum notional income tax provision	27	1,034	1,274	1,721
Deferred revenue	7	275	287	369
Taxes payables	14	542	540	564
Deferred tax liabilities	407	15,354	16,686	22,040
Defined benefit plans	31	1,175	1,464	1,697
Salaries and social security payable	4	163	177	173
Borrowings	1,835	69,189	54,816	28,165
Trade and other payables	216	8,162	9,457	9,832
Total non-current liabilities	2,694	101,546	91,250	72,781
Current liabilities:
Provisions	23	871	1,179	1,485
Deferred revenue	-	5	5	2
Income tax and minimum notional income tax provision	29	1,084	1,392	2,679
Taxes payables	54	2,052	2,901	4,407
Defined benefit plans	4	162	179	206
Salaries and social security payable	72	2,726	3,180	3,215
Derivative financial instruments	1	49	122	-
Borrowings	342	12,901	8,623	19,690
Trade and other payables	657	24,756	26,655	23,708
Total current liabilities	1,183	44,606	44,236	55,392
Liabilities associated to assets classified as held for sale	-	-	3,499	-
Total liabilities	3,877	146,152	138,985	128,173
Total liabilities and equity	5,672	213,835	213,255	188,819

Number of outstanding shares (in millions) (2)	1,874	1,874	2,080	1,938

(1) Peso amounts as of December 31, 2018 have been translated into U.S.$ at the seller exchange rate for U.S. $ quoted by Banco Nación on December 31, 2018 of Ps.37.70 to U.S.$1.00. See “Item 3. Key Information—Exchange Rates.”

(2) As of December 31, 2017 and 2016, included 1,836 million shares issued and 102 million and 144 million of shares that have been issued in 2018 following the consummation of the mergers that had been initiated in 2017 and 2016, respectively. Additionally, as of December 31, 2018 and 2017 we held 25 million and 2.5 million treasury shares, respectively.

	For the year ended December 31,
	2018	2018	2017	2016
	(in millions of US$) (1)	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018, except for amounts per share and number of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Revenue	2,920	110,080	82,008	51,262
Cost of sales	(1,967)	(74,161)	(59,339)	(42,851)
Gross profit	953	35,919	22,669	8,411
Selling expenses	(171)	(6,451)	(4,776)	(4,491)
Administrative expenses	(206)	(7,751)	(7,481)	(7,511)
Exploration expenses	(1)	(45)	(71)	(199)
Other operating income	181	6,842	5,608	8,390
Other operating expenses	(200)	(7,526)	(3,892)	(3,896)
Impairment of property, plant and equipment and intangible assets	(32)	(1,195)	-	-
Share of profit from joint ventures and associates	118	4,464	1,813	286

Income from the sale of associates	28	1,052	-	1,015
Operating income	671	25,309	13,870	2,005
Gain on net monetary position	629	23,696	11,478	5,770
Financial income	99	3,751	2,333	1,744
Financial costs	(317)	(11,944)	(8,750)	(8,154)
Other financial results	(858)	(32,365)	(3,774)	505
Financial results, net	(447)	(16,862)	1,287	(135)
Profit before income tax	224	8,447	15,157	1,870
Income tax and minimum notional income tax	(17)	(658)	985	1,603
Profit of the year from continuing operations	207	7,789	16,142	3,473
Profit (Loss) of the year from discontinued operations	80	3,019	(1,893)	152
Total Profit of the year	287	10,808	14,249	3,625

Items that will not be reclassified to profit of loss:
Results related to defined benefit plans	(4)	(160)	(13)	(34)
Income tax	1	41	4	12
Share of loss from joint ventures	(1)	(19)	-	-
Items that may be reclassified to profit of loss:
Exchange differences on translation	1	19	111	7
Other Comprehensive (loss) income of the year from continuing operations, net of tax	(3)	(119)	102	(15)
Other comprehensive income (loss) of the year from discontinued operations, net of tax	8	312	(533)	135
Total Other Comprehensive income (loss) of the year	5	193	(431)	120
Total Comprehensive income of the year	292	11,001	13,818	3,745

Profit of the year attributable to:
Owners of the company	224	8,435	10,799	2,875
Non - controlling interest	63	2,373	3,450	750
Total Comprehensive Income of the year attributable to:
Owners of the company	225	8,474	10,588	2,877
Non - controlling interest	67	2,527	3,230	868
Total Profit (Loss) of the year attributable to owners of the company:
Continuing operations	146	5,506	12,867	2,702
Discontinued operations	78	2,929	(2,068)	173
Total Comprehensive Income (Loss) of the year attributable to owners of the company:
Continuing operations	141	5,297	12,940	2,555
Discontinued operations	84	3,177	(2,352)	322
Basic earnings per share from continuing operations	0.0746	2.8106	6.6462	1.5271
Diluted earnings per share from continuing operations	0.0746	2.8106	6.6462	1.5271
Basic earnings (loss) per share from discontinued operations	0.0397	1.4952	(1.0682)	0.1290
Diluted earnings (loss) per share from discontinued operations	0.0397	1.4952	(1.0682)	0.1290
Dividends per share (2)	-	-	-	-
Basic earnings per ADS (2) from continuing operations	0.0030	0.1124	0.2658	0.0611
Diluted earning per ADS (2) from continuing operations	0.0030	0.1124	0.2658	0.0611
Basic earning (loss) per ADS (2) from discontinuing operations	0.0016	0.0598	(0.0427)	0.0052
Diluted earning (loss) per ADS (2) from discontinuing operations	0.0016	0.0598	(0.0427)	0.0052
Dividends per ADS (3)	-	-	-	-
Weighted average amount of outstanding shares (in millions)	1,959	1,959	1,936	1,736

CONSOLIDATED CASH FLOW DATA
Net cash generated by operating activities	608	22,935	16,648	12,321
Net cash generated by (used in) investing activities	20	740	(31,938)	(21,909)
Net cash (used in) generated by financing activities	(470)	(17,714)	13,991	10,592

(1) Peso amounts as of December 31, 2018 have been translated into U.S.$ at the seller exchange rate for U.S.$ quoted by Banco Nación on December 31, 2018 of Ps.37.70 to U.S.$ $1.00. See “Item 3. Key Information—Exchange Rates.”

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

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2013	6.521	4.925	5.480	6.521
2014	8.557	6.545	8.119	8.551
2015	13.400	8.222	9.265	13.040
2016	16.030	13.200	14.782	15.890
2017	19.200	15.190	16.572	18.649
2018	41.250	18.410	28.093	37.700

Month
November 2018	39.050	35.400	36.484	37.720
December 2018	38.600	36.500	37.835	37.700
January 2019	37.710	36.900	37.388	37.350
February 2019	39.670	37.170	38.404	39.150
March 2019	43.870	39.810	41.516	43.350
April 2019(3)	45.970	41.620	43.214	44.325

Source: Banco Nación

(1)     Represents the average of the exchange rates on the last day of each month during the period.

(2)     Average of the lowest and highest daily rates in the month.

(3)     Represents the average of the lowest and highest daily rates from April 1 through April 29, 2019.

In the future, any cash dividends we pay will be payable in Pesos, and exchange rate fluctuations will affect the U.S. Dollar amounts received by holders of American Depositary Shares (“ADSs”), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Buenos Aires Stock Exchange (“BASE”) and, as a result, can also affect the market price of our ADSs.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. We also have investments outside of Argentina, in Venezuela (our investments in Venezuela are valued at Ps.0, see “Our Oil and Gas Business—Venezuela”) and in Ecuador (through our equity interest in OCP). Our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which we and our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us.

We cannot assure you that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs and common shares to decline.

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

The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly. Once the aforementioned crisis was over, there were periods with low cost financing that Argentina did not take advantage of because of its particular internal situation. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition, and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine economy has been volatile since 2011. For example, Argentina’s economy grew in 2017, but contracted in 2018. The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•

according to the revised calculation of 2004 Gross Domestic Product (“GDP”) published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2019, for the year ended December 31, 2018, Argentina’s real GDP decreased by 2.5 % compared to the same period in 2017. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;
•	inflation remains high and may continue at those levels in the future;
•	investment as a percentage of GDP remains low to sustain the growth rate of the past decade;
•

several protests or strikes took place during 2018, which adversely affects the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy. We cannot guarantee that these kind of events will not occur in the future;

•	energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;
•	unemployment and informal employment remain high; and
•	the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs and our common shares to decline.

In 2018, the Argentine Peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso devaluated by 102.2% against the U.S. dollar during the year ended December 31, 2018 (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine Government announced several measures to restore market confidence and stabilize its value. Measures implemented by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”) include, among others, an increase of short term interest rates and selling foreign currency reserves. The Argentine Government in turn announced that it would accelerate the proposed reduction of the fiscal deficit. Further, on May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the International Monetary Fund (the “IMF”) with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 20, 2018, the executive board of the IMF approved the terms of the stand-by arrangement (the “SBA”), consisting of a stand-by credit facility for U.S.$50.0 billion, subject to adjustments and compliance with certain political and fiscal performance guidelines by the Argentine Government. On October 26, 2018, a first revision of the SBA concluded with the enlargement of the arrangement for U.S.$5.7 billion. We cannot predict whether the Argentine Government will be able to comply with all terms of the SBA. The ability of the Argentine Government to stabilize the foreign exchange market, restore economic growth and meet the terms of the SBA is subject to uncertainty. The continued depreciation of the Argentine Peso and the failure to meet the terms of the SBA could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.

Since October 2018, the Central Bank established an exchange rate band system. The band in which the Central Bank would not intervene was initially defined between Ps.34 to U.S.$ 1.00 and Ps.44 to U.S.$ 1.00, and was initially adjusted upwards on a monthly basis. In April 2018, the Central Bank froze the non-intervention band at a floor value of Ps. 39.75 to U.S.$ 1.00 and a ceiling value of Ps. 51.45 to U.S.$ 1.00 until the end of 2019. The Central Bank allows the free floating of the currency within this band, though it reserves the right to intervene in situations of high volatility. These measures implemented by the Central Bank have been complemented with, among others, an increase of short term interest rates and a strict control of the money supply. The intention of the Central Bank is to avoid excessive fluctuations of the exchange rate. The success of these measures is subject to uncertainty and the continued depreciation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

We cannot assure you that a decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and our common shares.

The impact of the next congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but is likely to be material

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, such as: (i) declaration of a state of emergency for the electricity system and reforms thereto; (ii) reforms affecting the transport and distribution of natural gas; (iii) reforms concerning the INDEC; (iv) reforms affecting foreign exchange; (v) reforms affecting foreign trade; (vi) the modification of Argentina’s debt policy; (vii) the correction of monetary imbalances; (viii) the enactment of the Corporate Criminal Liability Law (as defined below); (ix) reform of Argentina’s capital markets; (x) reform of the pension framework; (xi) the extension of a tax on financial transactions; (xii) tax reform (the “Tax Reform”); and (xiii) the implementation of a fiscal consensus (Pacto Fiscal). As of the date of this annual report, the final impact that the aforementioned measures and any future measures to be taken by the current administration will have on the Argentine economy as a whole, and our business in particular, cannot be fully anticipated.

In this order, the measures announced by the Argentine Government during the firsts days of April 2019, stablish that there will be no more rate increases for the rest of the year. The increases that has already been authorized by the Resolution 366/18 for Resident Clients on the periods of May and August, will be absorbed by the National State.

Further, the next presidential and congressional elections in Argentina will be held in October 2019, and their impact on the future economic and political environment is uncertain, but is likely to be material. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition, or results of operations, or cause the market value of our ADSs and our common shares to decline.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. From 2011 to date, Argentina experienced increases in inflation as measured by the Wholesale Price Index (the “WPI”) that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied an upward pressure on the demand for goods and services, evidenced by significantly higher fuel, energy and food prices, among others. The INDEC resumed publication of the WPI for full year since 2016. The Argentine WPI increased by 18.8% in 2017, and 73.5% in 2018 on a year-over-year comparison.

According to data published by the INDEC, CPI rates for July, August, September, October, November and December 2018, and January, February and March 2019 were 3.1%, 3.9%, 6.5%, 5.4%, 3.2%, 2.6%, 2.9%, 3.8% and 4.7% respectively. See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The previous administration has implemented programs to control inflation and monitor prices for essential goods and services, including the freezing of prices of supermarket products, and through price support arrangements with private sector companies in several industries and markets. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. Recently, the Macri administration announced the implementation of new price control agreements for different basic goods.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the current administration to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our results of operations and cause the market value of our ADSs and our common shares to decline.

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements, which could adversely affect our results of operation and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were prohibited by Law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine Government (“Decree 664”), instructed regulatory authorities, such as the Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”), to accept only financial statements that comply with the prohibitions set forth by Law No. 23,928. However, on December 4, 2018, Law No. 27,468 (“Law 27,468”) abrogated Decree 664 and amended Law No. 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 that are to be submitted to them should be restated for inflation following the guidelines in IAS 29. However, for purposes of determination of the indexation for tax purposes, Law No. 27,468 substituted the WPI for the CPI, and modified the standards for triggering the tax indexation procedure.

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

Prior to 2015, the credibility of the CPI, as well as other indices published by the INDEC, were called into question.

The Fernández de Kirchner administration implemented a new price index on February 13, 2014. Such new price index represented the first national indicator to measure changes in prices of final consumption by household. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index was calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Although this methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC. The INDEC suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference as an estimated benchmark for national inflation. In June 2016, the INDEC resumed publishing an official inflation rate using a new methodology for calculating the CPI.

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On July 11, 2017, the INDEC began publishing a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2018 was 47.6%.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and our common shares to decline.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and prospects growth

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina in the courts of the United States and several other jurisdictions.

After almost 15 years of litigation, and following the beginning of Macri Administration, in February 2016 Argentina negotiated and reached settlement agreements with a significant portion of its holdout creditors. As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Laws No. 26,017 (known as “Ley Cerrojo”) and 26,984 (known as “Ley de Pago Soberano”), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$ 12.5 billion to repay the holdouts. After issuing U.S.$ 16.5 billion of new bonds to international investors, on April 22, 2016, Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

However, even though Argentina has accessed the international capital markets since the settlement, there continues to be a risk that the country will not attract the foreign direct investment and financing needed to restart the investment cycle and achieve sustainable rates of economic growth. If that risk occurs, Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the Argentine Government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining over time economic growth with reasonable price stability could result in a renewed episode of economic instability.

Further, on May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. These negotiations were culminated with the execution of a stand-by agreement that was approved by the executive board of the IMF (the “IMF Board”) on June 20, 2018 and a first revision under the mentioned stand-by arrangement that was approved by the IMF Board on October 26, 2018, which included the enlargement of the arrangement for U.S.$ 5.7 billion.

 In addition, the foreign shareholders of several Argentine companies, together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”) alleging that the emergency measures adopted by the Argentine Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina.

Past situations, such as the lawsuits with creditors that did not accept to the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Argentine Government or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Further, the financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our results of operations

After several years of moderate variations in the nominal exchange rate, the Argentine Peso lost more than 50% of its value with respect to the U.S. dollar in 2015 and approximately 22% in 2016 and 21.9% in 2017. In 2018, the depreciation of the Peso with respect to the U.S. Dollar reached approximately 102.2%. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Argentine Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our common shares.

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

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

Notwithstanding the measures adopted by the Macri administration and its planned liberalization of the economy, we cannot assure you that measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and our common shares to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our businesses

Starting in December 2001, the Argentine Government imposed a number of monetary and foreign exchange control measures in an attempt to prevent capital flight and a further depreciation of the Peso. These measures included restrictions on the free disposition of funds deposited with banks, the exchange of Argentine currency into foreign currencies and the transfer of funds abroad without prior approval by the Central Bank were implemented in circumstances where a serious imbalance developed in Argentina’s balance of payments.

Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2015 the Argentine Government issued a decree that established new controls on capital flows, which resulted in a decrease in the availability of international credit for Argentine companies. Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in December 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities. In response, an unofficial U.S. Dollar trading market was developed in which the Peso-U.S. Dollar exchange rate in such market differed substantially from the official Peso-U.S. Dollar exchange rate. See “Item 10. —Exchange Controls.”

As of the date of this annual report, the Macri administration has eliminated all foreign exchange restrictions that were implemented by the Fernández de Kirchner administration.

Notwithstanding the measures adopted by the Macri administration, in the future the Central Bank and Argentine Government could re-introduce exchange controls, impose restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs and our common shares to decline. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports to Argentina, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis and extensive corruption investigations. The Brazilian economy contracted by 3.6% during 2016. Although the Brazilian economy slightly expanded by 1% in 2017 and 1.1% in 2018, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand for Brazilian imports. In October 2018, Jair Bolsonaro was elected president of Brazil. As a result, political uncertainty has increased in Brazil, in relation to future actions that may be taken by the president, which might include substantial economic reforms and changes in Brazil’s foreign policy, as was proposed during Jair Bolsonaro’s campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and increase demand for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations. Financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. U.S. monetary policy has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates result in the appreciation of the U.S. dollar and decreases in prices for raw materials, which can adversely affect commodity-dependent emerging economies.

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to China, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports may have a material adverse effect on Argentina’s public finances due, among others, to a loss of tax on exports, and cause an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom was due to leave the EU on March 29, 2019 at 11 pm UK time. However, the period for negotiating a Withdrawal Agreement was extended. Brexit could lead to additional political, legal and economic instability in the European Union and produce a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Donald J. Trump was elected President of the United States and he assumed office in January 2017. The results of the presidential election have created significant uncertainty about the future relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. Even though President Trump's protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how they will evolve, nor can we predict the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the ongoing trade tensions between United States and China due to tariffs placed on goods traded between them, may have a potential impact in trade-dependent countries such as Argentina.

On October 27, 2017, the regional government of Catalonia declared independence from Spain. In response to this declaration, the Spanish national government rejected the declaration and intervened dissolving the regional parliament and convening new elections to elect new regional authorities. These conflicts in the European Union in general, and in Spain in particular, may have political, regulatory and economic implications on the international markets.

During August 2018, an increase in inflation and a sustained deficit in current accounts, as well as the protectionist measures taken by the United States which included the doubling of the tariffs on steel and aluminum from Turkey, caused a collapse of the Turkish lira against the Dollar. Such collapse triggered a wave of sales of assets from emerging markets and the significant drop in the value of shares from emerging markets, generating a contagion effect in international markets and several stock exchanges in the world, including Argentina. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets.

Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and our common shares.

The application of certain laws and regulations could adversely affect our results of operations and financial condition

Law No. 26,854, which regulates the procedure applicable to injunctions that are requested against or by the Argentine Government or any of its decentralized entities, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. The principal changes implemented pursuant to Law No. 26,854 include: (i) prior to issuing a ruling on injunctions requested against the Argentine Government or decentralized entities, judges must request a report on the relevant matters from the competent administrative agency (the "Preliminary Report"), within five days in ordinary proceedings and three days in abbreviated proceedings and in amparo actions. Also, judges are authorized to request an opinion on the matter from the relevant representative of the General Prosecuting Office, (ii) judges are permitted to order interim measures before ruling on the injunction request, in the event that "exceptional circumstances, objectively insurmountable" are present. Such interim measures are effective until the competent administrative authority has produced the Preliminary Report or until the term for producing such report has expired, and (iii) injunctions that are ordered against the Argentine Government or its decentralized entities must have a "reasonable term of effectiveness" (a maximum term of six months if the injunction is granted within the framework of an ordinary judicial procedure or three months if it is an abbreviated proceeding or an amparo action). In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them. As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate the liability of the Argentine Government and public officers, including state liability for unlawful and lawful actions. Such law governs the responsibility of the Argentine Government regarding the damages that its activity or inactivity may cause to individuals’ properties or rights. Additionally, Law No. 26,944 establishes that the Argentine Government’s responsibility is objective and direct, that the provisions of the civil and commercial codes are not applicable to the actions of the Argentine Government in a direct or subsidiary manner and that no dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers. Additionally, Law No. 26,944 provides that the Argentine Government shall not be liable for the damages caused by public services concessionaires.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic consumer needs (“Basic Needs Goods”) and grants a broad range of powers to its enforcing agency. It also grants the enforcing agency the power to order the sale, production, distribution or delivery of Basic Needs Goods throughout Argentina in case of a shortage of supply. The Supply Law includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; and (iv) increases fines for legal entities and individuals. Additionally, on September 18, 2014 the Argentine Congress enacted Law No. 26,993, amending, among other laws, Law No. 25,156, which provides (i) the creation of a preliminary system where consumers may request a settlement of their complaints with companies, (ii) the incorporation of a new branch within the judicial power, namely the “National Courts on Consumer Relations” and (iii) the amendment of Law No. 24,240 (the “Consumer Defense Law”). Such reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations. On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, more recently the Argentine Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform (see “The impact of the next congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but is likely to be material”).

The implementation of the aforementioned legislation has modified Argentina’s legal system. Future changes in applicable laws and regulations (including as a result of a change in government administration) administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted and we cannot assure you that such changes will not adversely affect our business, financial condition and results of operations.

Current investigations being conducted on corruption in Argentina could have an adverse impact on the development of the Argentine economy and on investor confidence

As of the date of this annual report, several Argentine businessmen, mainly associated with public works projects, and former government officials of the former Fernández de Kirchner administration are being investigated for inappropriate gifts and unlawful association. On September 17, 2018, prosecution for unlawful association began against the former president of Argentina, Cristina Fernández de Kirchner, and several businessmen and the Argentine court with jurisdiction over the process ordered an attachment on some of their assets worth Ps. 4 billion.

Depending on the results of such investigations and the time it takes to complete them, the companies involved could face, among other consequences, a decrease in their credit rating, claims from their investors, as well as restrictions on financing through capital markets. These adverse effects could hinder the ability of these companies to meet their financial obligations on time. In relation to the above, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

Likewise, the effects of these investigations or any future investigation could affect the levels of investment in infrastructure in Argentina, as well as the continuation, development and completion of public works projects and public-private participation (PPP) projects, which could ultimately lead to lower growth of the Argentine economy.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, the duration of the corruption investigations cannot be predicted, nor can it be determined, what other companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and the results of our operations and affect the trading price of our common shares and ADSs.

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our common shares

Argentina’s long-term debt denominated in foreign currency is currently rated “B2” by Moody’s, “B” by S&P and “B” by Fitch. Although Moody’s currently maintains a stable outlook, on November 7, 2018, Fitch revised its outlook of Argentina’s long-term and short-term sovereign credit rating from stable to negative, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are utilized, posing risks to sovereign debt sustainability. In addition, on November 13, 2018, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B+” to “B,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation against the backdrop of the implementation of a challenging economic adjustment program. There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect both on the rating and the market price of our ADS and our common shares.

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

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business

The sectors in which we operate are largely unionized. As of December 31, 2018, 52% of our workforce was represented by unions under collective bargaining agreements. Although our relations with unions are currently stable, we cannot assure you that we or our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. In addition, our collective bargaining agreements generally expire after a one-year term. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our shares and ADSs could be materially adversely affected.

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

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or to resolve any potential material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success. In the event that any of our partners were to decide to terminate its relationship with us in any of such joint venture or sell its interest in such joint venture, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest. Furthermore, in certain cases such as with respect to Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“CITELEC”), which has a controlling interest of 52.65% in Transener and Compañía de Inversiones de Energía S.A. (“CIESA”) which has a controlling interest of 51% in Transportadora de Gas del Sur S.A. (“TGS”), we are not able to acquire our partners’ interests under applicable Argentine regulations. As a result, the failure to continue some of our joint ventures or to resolve any potential disagreement with our partners or to find new partners could adversely affect our ability to conduct the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

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

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition, could be materially adversely affected

Our revenues are mainly collected in Argentine Pesos. For instance, although the power generation segment’s remuneration scheme establishes U.S. Dollar denominated prices, payment is made in Argentine Pesos by applying the Central Bank’s exchange rate effective on the business day before the expiration date, in accordance with procedures of Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (the Wholesale Electric Market Administration Company or “CAMMESA”). As a result, we are exposed to an exchange rate risk between the collection date and the payment date (in the event of CAMMESA does not pay at the expiration date, see “CAMMESA could alter and delay payments to electricity generators and natural gas producers”) of U.S. Dollars-denominated financial indebtedness. The same applies to contracts signed with gas distributors for the sale of natural gas, since the exchange rate agreed in those contracts is the one fixed by the Ente Nacional Regulador del Gas (National Gas Regulatory Entity or “ENARGAS”) for the seasonal period corresponding to the delivery of the invoiced gas. In addition, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from the devaluation of the Argentine Peso. During 2018, our hedging contracts did not cover all of our exposure to such depreciation. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine Peso, may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

We and our subsidiaries are involved in various legal proceedings which could result in unfavorable decisions for us

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our business, we have increasingly connected equipment and systems to the internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced any loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

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

In addition, we are subject to a broad range of environmental legislation, both in Argentina and in other countries where companies we have interests in are located. Local, provincial and national authorities in Argentina and other countries where companies we have interests in are located may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operators in Argentina could significantly increase the costs of our activity.

We cannot predict the general effects of the implementation of any new environmental laws and regulations on our financial condition and results of operations.

CAMMESA could alter and delay payments to electricity generators and natural gas producers

 Electricity generators receive, through CAMMESA, payments corresponding to the power availability and the energy effectively supplied to the spot market and under the contracts with CAMMESA.

There is a deficit between the payments received by CAMMESA and the claims of generation companies against that entity.

The Argentine Government has covered such deficit through non-reimbursable contributions from the treasury to CAMMESA. If these treasury contributions were not enough to cover all of the generators’ claims against CAMMESA. CAMMESA’s debt to generators would grow over time. We cannot assure you that the gap between spot prices and electricity generation prices will not exist or will not increase in the future or that CAMMESA will be able to pay generators, for its debts. The generators inability to collect their credits from CAMMESA could have a material adverse effect on their income and, consequently, on the results of their operations and financial condition.

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

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Some of our current indebtedness includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, dispose of our assets, pay dividends or consolidate, merge or sell part of our businesses. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of concessions and licenses used in our businesses.

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

In response, the Macri administration announced several measures, including the revision of subsidy policies, Decree No. 134/2015 of December 16, 2015, which placed the national electricity system in a state of emergency until December 31, 2017 and Decree No. 367/2016 of February 16, 2016, which instructed the ministries, including the Ministry of Energy and Mining  (“ME&M”) to continue the procedures related to the renegotiation of contracts related to the provision of public services and their RTI, among which are the distribution and transportation of gas and electricity.

In relation to natural gas, on November 29, 2017, with the backing of the ME&M, natural gas distributors executed an agreement with the country’s main natural gas producers, effective from January 1, 2018 to December 31, 2018 with natural gas prices within the Transportation System Entry Point (natural gas price at wellhead)  (“PIST”) ranging between U.S.$ 1/MBTU and U.S.$ 6.5/MBTU. However, on account of the significant devaluation of the Argentine peso and the impossibility to transfer this new exchange rate on to final users’ tariff schemes, in early October, 2018 this agreement was made ineffective and, consequently, prices with gas distributors began to be agreed to in the spot market on a daily basis. Subsequently, ENARGAS Resolutions No. 280-289 and No. 292/18 were issued, which established, effective for a six-month period beginning October 1, 2018, the new natural gas final tariffs for SGP, CNG and residential users considering a price for natural gas as input ranging between U.S.$ 1.74/MBTU y U.S.$ 3.98/MBTU, including the differential tariff.

Regarding gas transportation, on March 27, 2018, ENARGAS issued Resolution No. 310/18 which implemented a 50% tariff increase applicable to natural gas transportation utility service of TGS, effective as from April 1, 2018. Subsequently, ENARGAS issued Resolution No. 265/2018 which implemented a 19.7% tariff increase effective as of October 1, 2018. See, “Item 4. Information on the Company—Our Interest in TGS.”

In relation to the distribution of electricity, on January 31, 2018, the Ente Nacional Regulador de la Electricidad (the Natiomal Energy Regulator or “ENRE”) issued Resolution No. 33/18 which approved the tariff scheme for Edenor to be applied as from February 1, 2018. Such resolution approved the last VAD increase of 17.8%, and the 22.5% CPD update for the August 2017-January 2018 period (including a stimulus factor “E” of negative 2.51%), accumulated since January 2017 and determined the deferred income as a result of a gradual tariff application between February 2017 and January 2018 to be recovered in 48 instalments beginning on  February 1, 2018.

On July 31, 2018, Edenor agreed with the former Ministry of Energy (the MinEn, former ME&M) defer the application of 50% of the CPD update for the February – July 2018 period, without this implying a negative economic impact for Edenor or affecting the service quality parameters resulting from the RTI implemented on February 1, 2017. Furthermore, the MinEn (formerly, ME&M) agreed to carry out the necessary actions to regularize the Memorandum of Understanding entered into in 2007 and the Framework Agreement. Consequently, on August 1, 2018, ENRE Resolution No. 208/2018 was published, which provided for a 15.85% update in the CPD, 7.925% effective as from August 1, 2018, and the balance being payable in six monthly consecutive installments effective as from February 1, 2019 and adjustable based on the CPD update applicable on that date.

In relation to the transmission of electricity, on February 19, 2018, the ENRE issued Resolutions No. 37/18 and No. 38/18, which were modified on April 5, 2018 by ENRE Resolutions No. 99/18 and No. 100/18 that adjusted Transener’s and Transba’s remuneration by 24.15% and 23.39% for the December 2016 to December 2017 period, respectively, to be applied to the remuneration scheme as from February 2018. Subsequently, on November 16, 2018, the ENRE issued Resolutions No. 280/18 and No. 281/18, which adjusted Transener’s and Transba’s compensation by 42.55% and 43.25%, respectively, for the December 2016 to June 2018 period, to be applied to the remuneration scheme as from August 2018. As CAMMESA did not compute interest for the months of August and September 2018, Transener and Transba filed a claim before the ENRE and CAMMESA for the settlement of the applicable interest.

Notwithstanding the measures adopted recently, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated from time to time to reflect an increase in operating costs, and their impact on the Argentine economy.

Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance

Our generation facilities, gas pipeline and oil fields or the third-party fuel transportation or electric power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

Additionally, our assets are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfill our contractual commitments. Any unplanned unavailability of our assets may adversely affect our financial condition or results of operations and our ability to fulfill our contractual commitments, so we could be subject to fines and penalties.

Risks Relating to Our Businesses

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

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the user increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government intervened in this sector, by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of electricity. The emergency declaration was not renewed after its expiration.

On January 27, 2017, the Subsecretariat of Electric Energy (former Secretariat of Electric Energy or “SEE”) issued Resolution No. 19/2017 which modified the remuneration scheme approved by Resolution No. 22/2016, improving the revenue of generators. See “Item 4. The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”. Recently, the Secretariat of Renewable Resources and Electricity Market (“SRRYME”) issued Resolution No. 1/19 establishing a new remuneration scheme for energy generation. This new regime has, in general, a negative impact on the revenues of generating units that do not have the benefit of a special regime (e.g. Energía Plus or MATER) or a contract with CAMMESA, particularly, over older TG and TV units (such as those that are installed in CPB and CTG), as it has decreased the prices for capacity and generated/operated energy. Moreover, the new regime introduced a 50% discount on the capacity and energy remuneration in the event that the generator had assumed its own supply of fuel and, when dispatched, lacked such fuel. We cannot assure that future remuneration scheme will not have an adverse effect on our results of operation.

On November 28, 2017, through Resolution SEE No. 1085/17, a new scheme that transferred the cost of electricity transport to the users was enacted. Generators pay for the connection and operation costs of their own connection through a special charge determined by the SEE.

During 2017, the Argentine Government, through the relevant agencies, enacted several resolutions to establish the penalties regime and adjust tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five-year period was enacted.

Notwithstanding the recent measures adopted, we cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures or remuneration scheme and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and our common shares to decline.

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return. Generators, which mostly depend on sales made to the spot market (the market created by the supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins. Under the Convertibility Regime, which established a fixed exchange rate of one Peso per U.S. Dollar, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes. However, the Public Emergency Law, which came into effect in January 2002, froze all margins, revoked all margin adjustments provisions and converted tariffs into Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led many public utility companies, including Edenor, to suspend payments on their commercial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In the past, the Argentine Government granted temporary and partial relief to some distribution companies, including limited increases in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.

Although as of the date of this annual report, the Argentine Government completed the process after RTI for distributors, transmitters and transporters of gas and approved the new remuneration scheme for generators and the declaration of emergency expired and was not renewed (see “Item 4. The Argentine Energy Sector —SEE Resolution No. 19/17: Remuneration Scheme for Old Capacity”, “SRRYME Resolution No. 1/19: Current Remuneration Scheme for Legacy Capacity” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Electricity prices and tariffs”). We cannot assure you that these recent measures will be sufficient to address the structural problems created for our Company by the economic crisis and in its aftermath. Our inability to cover the costs or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as Edenor, to record lower revenues

From 2013 through 2018, electricity demand in Argentina increased by 6%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation through 2018.

We cannot make any assurance that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from users. In this respect, we cannot assure you that these measures or any future measure will not lead electricity companies, like Edenor, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during 2017 and 2018, which would increase the installed capacity in the coming years, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the users and reduce the frequency of interruptions. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.

The dispatch of electricity by generators could be substantially and adversely affected since the transmission line may lack sufficient capacity to transport the output of all connected power plants. As a result, our results of operations could be affected, as well as our financial condition.

Additionally, according to Argentine law, distribution companies such as Edenor are responsible to their customers for any interruption in the supply of electricity. Consequently, customers can direct their claims to the distribution companies. Also, distribution companies are subject to fines and penalties for service disruptions caused by energy shortages, unless the respective Argentine authorities determine that energy shortages constitute force majeure events. As a result, we could face user claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine Government, which warned of such possibility during the blackouts of December 2013. We cannot assure that we will not experience a lack in the supply of energy or that such claims, fines, penalties or government intervention could not adversely affect our businesses’ financial condition and results of operations and cause the market value of our ADSs and our common shares to decline.

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

Changes in regulations governing the dispatch of generators may affect our generators

Pursuant to Note No. 5,129/13, the former Secretariat of Energy (“SE”) instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. Such modifications or any other modifications under the emergency established by Decree No. 134/15 or any other measures may result in a lower dispatch of our generators and, in turn, could adversely affect our results of operations and financial conditions.

We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which would have a material adverse effect on our financial condition and results of operations

Electricity generators, including us and our subsidiaries, are paid by CAMMESA for their energy and capacity sold on the spot market, which collects revenue from other WEM agents. Since 2012, a significant number of WEM agents – mostly distributors, including Edenor - defaulted in the payment of amounts they owed to the WEM or failed to pay in a timely manner (as of December 31, 2018, Edenor owed approximately Ps. 11.9 billion (principal plus interest accrued as of December 31, 2018) to CAMMESA (see “Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier”)), which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes No. 7588/12, 8147/12 and 8476/12 (the Transitory Recovery Fund), by means of which the SE instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts. As of the date of this annual report, the SE has not instructed CAMMESA to pay the generators the amounts collected from WEM agents on account of interest from delayed payments to CAMMESA.

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

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (except for Energy Plus Program and MATER), the revenues of electricity generators will depend on the payments received from CAMMESA.

The inability of generators, including us and certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

New measures encouraging renewable energy generation projects may affect our generation sales

On October 15, 2015, Law No. 27,191 was enacted. Pursuant to such law, among others, by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute required wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8%, by December 31, 2017. The percentage of domestic energy demand required to be covered by renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects. As of December 31, 2018, 2% of the domestic energy demand was covered by renewable sources of energy.

Additionally, under Resolution 281/2017 the ME&M regulated the contracts for energy of renewable sources among WEM agents. Such resolution, allows Major Large Users (as defined below) to purchase their total energy demand from a generator of renewable sources that made an investment in generation (see “Item 4. Our Generation Business—Renewable Energy”). However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generation sales, particularly sales under the Energy Plus regime, which, in turn, could adversely affect our results of operations and financial condition.

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

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we were unable to purchase gas at prices that are favorable to us, if the supply of gas was reduced or if CAMMESA did not provide gas to our generation facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, some of our generation units are included in the “Energy Plus” program under SE Resolution 1,281/2006 and/or have executed WEM supply agreements under SE Resolution No. 220/2007 (“WEM Supply Agreements”), and both regulations require the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.

Moreover, WEM supply agreements under SEE Resolution No. 21/16 and SEE Resolution 287/17 also require that the generator covers its fuel supply. Consequently, if we cannot guarantee our fuel supply, penalties under such supply agreements may apply, which, together with a lower production of the relevant generation units, could adversely affect our results of operations.

Until November 2018, supply remained centralized in CAMMESA (with the exception of fuel supply for generators covered by the Energy Plus program) as provided for by SE Resolution No. 95/2013 and amending provisions. SGE Resolution No. 70/2018 authorized power generators, co-generators and self-generators within the WEM to acquire fuels required for own power generation, originally for units corresponding to capacity under the SEE Resolution No. 19/17, and later being extended to units under PPAs executed with CAMMESA. It should be noted that CAMMESA will remain in charge of the commercial management and the dispatch of fuels for power generators which ‘do not or cannot’ make use of such capacity,

Any disruption or inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity using gas under the Gas Plus Program depends on the recognition by CAMMESA of Gas Plus costs

We have executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008). Under such program, the producers are able to sell their production at a price higher than the reference price (gas market value for generators). By virtue of the agreements executed with the SE, and the mechanism established in Note No. 7,585/10 of the SE, CAMMESA recognizes such costs to us. CAMMESA has to recognize the Gas Plus cost to us in order for us to be able to make the corresponding payments to their natural gas suppliers. If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, our ability to pay the natural gas suppliers may be affected. Consequently, in such a situation, we would have to renegotiate the terms and conditions previously agreed on with our natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to a delay in collecting payments from CAMMESA, renegotiation ensued with natural gas producers in order to comply with our obligations and keep the agreements in force. As a result, we could need to search for alternative suppliers of natural gas, and if we were unsuccessful in reaching new agreements with natural gas suppliers, our ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

Until November 2018, supply remained centralized in CAMMESA (with the exception of fuel supply for generators covered by the Energía Plus Service) as provided for by SE Resolution No. 95/2013 and amending provisions. SGE Resolution No. 70/2018 authorized power generators, co-generators and self-generators within the WEM to acquire fuels required for own power generation, originally for units corresponding to capacity under the SEE Resolution No. 19/17, and later being extended to units under PPAs executed with CAMMESA. It should be noted that CAMMESA will remain in charge of the commercial management and the dispatch of fuels for power generators which ‘do not or cannot’ make use of such capacity,

We cannot assure you that any changes to the terms and conditions for the provision of natural gas under the Gas Plus Program and, particularly, the lack of recognition of costs associated with our supply pursuant to the former SE Resolution No. 529/14 described above, would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

Penalties may be applied under our energy supply agreements with CAMMESA, which may adversely affect the revenues derived from such contracts

We have executed several energy supply agreements with CAMMESA in which a breach of our commitments allows CAMMESA to apply penalties to us, may adversely affect the revenues derived from such contracts, such as:

(i)

a breach of the availability commitments set forth in our WEM Supply Agreements under SE Resolution No. 220/2007, SEE Resolution No. 21/2016 and SEE Resolution 287/17 allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results. Moreover, under the WEM Supply Agreement under SEE Resolution 287/17 for the Genelba Plus Combined Cycle, a breach of the obligation to enter into commercial operations by a specified date entitles CAMMESA to apply penalties that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results of operation. If the delay in the entry into commercial operations extends for more than 180 days from the specified date, the relevant wholesale demand agreements (“PPA”) may be automatically terminated by CAMMESA who may enforce the performance guarantee granted under such contract. In such event the project will be remunerated according to the general WEM remuneration scheme and therefore could negatively impact our results of operations.

(ii)

a breach of the energy delivery commitments set forth in Greenwind’s PPA allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, which in turn may adversely affect our results.

(iii)

A breach of PEPE II, PEPE III and PEPE IV obligations to enter into commercial operations by the committed date in the process for obtaining the dispatch priority as established in Resolution ME&M No. 281-E/17 may result in the enforcement of the performance guarantees granted in connection with these projects. See “Item 4. Our Generation Business—Renewable Energy”.

A breach to our energy supply agreements with CAMMESA may, ultimately, cause the termination of such agreements, which could adversely affect our results of operations.

A breach of certain conditions set forth in the PPAs, such as those under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution No. 287/17 and Greenwind’s PPA, may cause the early termination of such agreements, if the generator losses its authorization to act as a generator in the WEM, initiates bankruptcy procedures, suffers judicial intervention, or certain other events happen, which could adversely affect our results of operations.

Revenues from PEPE II, PEPE III and PEPE IV depend on meteorological conditions and the ability to contract the energy to be produced by the WPP to WEM Large Users

PEPE II, PEPE III and PEPE IV energy generation depends on the prevailing meteorological conditions. Meteorological conditions that result in lower winds could led to a breach of our sales commitments with WEM Large Users. Such breach could lead, in turn, to the application of penalties in favor of our clients (such penalties differ based on the type of contract executed with each client).

Moreover, PEPE II, PEPE III and PEPE IV depend on their ability to have their estimated energy generation fully contracted with WEM Large Users and for each project to maintain its dispatch priority. If a project looses its dispatch priority, its ability to contract its energy generation could be impaired. Moreover, if the energy generation is not contracted with WEM Large Users, then such energy will be remunerated according to SE Resolution 19/17 which establishes lower prices. The ability to contract the projects’ energy generation may also be impaired by regulatory measures taken by CAMMESA or the relevant authorities. For example, measures that affect WEM Large Users to exit the “Group Purchase Mechanism” (Mecanismo de Compra Conjunta, a mechanism by means of which WEM Large Users may comply with their statutory obligations to purchase renewable energy from CAMMESA) would result in lower demand for renewable energy from MATER projects and, therefore, potentially affect our results of operation.

A breach of the availability commitment set forth in CPB’s Loan Agreement with CAMMESA may adversely affect CPB’s results of operations

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

However, SRRYME Resolution No. 1/19, established a new scheme for the repayment of the loans for major maintenances executed between generators and CAMMESA. According to the new regime, CAMMESA shall withheld from the payments due to the generators pursuant to the economic transaction an amount equal to the maximum between 1 US/MWh for the energy generated in such month or 700 US/MW-month for the real availability (MW).

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

We may no longer own a controlling interest in HINISA, if the Province of Mendoza sells its participation in HINISA

We own a 52.04% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza, through EMESA, currently owns 47.96% of the capital stock of HINISA. In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37.75% of the capital stock of HINISA pursuant to HINISA’s concession. If the Province of Mendoza sells these shares, we will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.04% interest in HINISA. In addition, according to HINISA’s by-laws, we would not be permitted to purchase any additional shares of HINISA.

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

This risk extends to our thermal generation plant Ingeniero White (“CTIW”) which is constructed on CPB’s real property.

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

Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program

If we do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, the non-compliant party would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable under SEE Resolution No. 19E/17, which could affect our revenues.

In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it mandated us to sell our uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015 (currently SEE Resolution 19/2017).

In Note No. 567/07, as amended, the SE established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW (“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users or “GUMAs”) and Grandes Usuarios Menores (Minor Large Users or “GUMEs”) is equal to the higher between 1200 Ps./MWh or the temporary dispatch surcharge and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 0 Ps./MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators could be exacerbated if the Peso continues to devalue. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a decline in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

Risks Relating to our Distribution of Energy Business

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have Edenor’s tariffs adjusted to reflect increases in Edenor’s distribution costs in a timely manner, or at all, affected Edenor’s capacity to perform its commercial obligations and could also have a material adverse effect on Edenor’s ability to perform its financial obligations

Since the execution of the agreement entered into between Edenor and the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica or the “Adjustment Agreement”) and as required by them, Edenor was engaged in an RTI with the ENRE through February 1, 2017.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), required the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Any adjustments, however, were subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments were not sufficient to cover our actual incremental costs in a timely manner. During such time, even when the ENRE approved adjustments to Edenor’s tariffs, there was a lag between the time when we actually experienced increases in Edenor’s distribution costs and the time when Edenor received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

As a result of the foregoing, during the years ended December 31, 2014, 2012 and 2011, Edenor recorded negative operating results and net results, and thus Edenor’s working capital and liquidity levels were negatively affected (even in 2013), primarily as a result of the delay in obtaining tariff increases to reflect increases in Edenor’s distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012 through 2016. However, changes made by Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE and additional revenue obtained through Resolution No. 347/12 were insufficient to make up for our operating deficit in 2014, due to the constant increase in operating costs.

In March 2015, Resolution No. 32/15 of the former SE granted Edenor a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015 through February 1, 2016, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the RTI.

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/12 of the ENRE and (v) prohibited the distribution of dividends in accordance with Section 7.04 of the Adjustment Agreement.

However, pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions, which are no longer in effect) until February 2017, when the RTI process was completed.

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

On September 5, 2016, pursuant to Resolution No. 55/16, Edenor submitted its rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new distribution added value (VAD) for the following five-year period. For more information, see “Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) —Tariffs”. On January 31, 2018, the ENRE issued Resolution Nº 33/18 approving the new distribution cost for Edenor applicable from February 1, 2018 and the new tariff scheme applicable to Edenor. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was to be applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

However, if Edenor is not able to recover all future cost increases and have them reflected in its tariffs, and/or if there is a significant lag of time between when it incurs the incremental costs and when it receives increased income Edenor may be unable to comply with its financial obligations,  Edenor may suffer liquidity shortfalls and need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations and may cause the value of our ADSs or our common shares to decline.

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

In the recent years, Edenor’s tariffs have been challenged by Argentine consumer associations, such as the action brought against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases, which was ultimately dismissed by the Argentine Supreme Court of Justice on October 1, 2013.

In May 2016, Edenor was notified by several courts of the Province of Buenos Aires of certain injunctions granted to individual and collective users against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which included the WEM prices established by Resolution No. 6/16, was not applied during certain periods in 2016 (i) to the entire concession area as a result of the injunctions issued in the “Abarca” case and (ii) to the districts of “Pilar” and “La Matanza” where injunctions remained in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates tariff increases have been applied to all users. If any future legal challenge were successful and prevented Edenor from implementing any tariff adjustments granted by the Argentine Government, Edenor could face a decline in collections from its users, and a decline in its results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs or our common shares.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our distribution business has increased significantly. As of December 31, 2018, 2017 and 2016, Edenor’s accrued fines and penalties totaled Ps. 6,933 million, Ps. 6,133 million and Ps.6,511 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) —Fines and Penalties”.

 On October 19, 2016, pursuant to Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of Edenor’s Concession Agreement, such values should correspond to the average sale price of energy charged to users. Since the amounts set forth in the note were not consistent with the principle contained in Edenor’s Concession Agreement, on November 1, 2016, Edenor submitted a claim to the ENRE requesting that the amounts in Note No. 129,061 be modified to reflect the amounts contained in the Edenor’s Concession Agreement. As of the date of this annual report, Edenor had received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the customers should be considered.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards with the purpose of achieving an acceptable quality level by the end of the 2017-2021 period. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the six-month period during which the event giving rise to the penalty occurred or the KWh values in effect as of the day of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the transition period of the Adjustment Agreement must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index, corresponding to the month prior to the six-month period during which the event giving rise to the penalty occurred or the month prior to that on which the specific penalty event occurred, till the previous month of the day on which the penalty was imposed. Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

Furthermore, we cannot assure that Edenor will have the ability to comply with the quality standards set forth by Resolution No. 63/17. In the case of penalties which had been imposed but are still unpaid, the 30-day interest rate of the Banco Nación corresponding to commercial discounts applies, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of Resolution No. 63/17, the treatment to be given to the penalties and reductions is still pending settlement.

We cannot assure you that our distribution segment will not incur significant fines in the future, which could have a material adverse effect on our financial condition and results of operations, and the market value of our ADSs and our common shares.

If Edenor is unable to control its energy losses, its results of operations could be adversely affected

Edenor’s distribution concession does not allow our energy distribution business to pass through to Edenor’s users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our energy distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, Edenor was able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under the concession. However, during the last years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. Although Edenor continues to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession, and based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Energy losses in our distribution business amounted to 18.2% in 2018, 17.1% in 2017 and 17.0% in 2016. We cannot assure you that energy losses will not continue to increase in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares or our ADSs.

The Argentine Government could foreclose on its pledge over Edenor’s Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to Edenor’s Concession Agreement and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over Edenor’s Class A common shares and sell these shares to a third-party buyer if:

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

            On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme resulting from the completion of the RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, Electricidad Argentina S.A. (“EASA”) (currently merged into Pampa Energia S.A) (see “Item 4. Recent Developments—Corporate Reorganization Process”) and EDF International S.A. (“EDFI”) withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

In 2018, our fines and penalties remained below 20% of our gross energy sales. See Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) —Fines and Penalties”.

If the Argentine Government were to foreclose on its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government on its pledge on Edenor’s Class A common shares could be deemed to constitute a change of control under the terms of Edenor’s Senior Notes due 2022. See “Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022.” If the Argentine Government forecloses on the pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our shares and ADSs could also be affected.

Default by the Argentine Government could lead to termination of Edenor’s distribution concession, and have a material adverse effect on our business and financial condition

If the Argentine Government breaches its obligations in such a way that Edenor cannot comply with its obligations under its distribution concession or in such a way that Edenor’s service is materially affected, Edenor may request the termination of its distribution concession, after giving the Argentine Government a 90 days’ prior notice in writing. Upon termination of Edenor’s distribution concession, all of its assets used to provide the electricity distribution service would be transferred to a new state-owned company to be created by the Argentine Government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to Edenor, net of the payment of any debt owed by Edenor to the Argentine Government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

               Certain restrictions on imports that may be adopted in the future by the Argentine Government could limit or delay Edenor’s ability to purchase capital goods that are necessary for its operations (including carrying out specific projects). Under Edenor’s concession, it is obligated to satisfy all of the demand for electricity originated in its concession area, maintaining at all times certain service quality standards that have been established for its concession. If Edenor is not able to purchase significant capital goods to satisfy all of the demand or suffers unexpected delays in the import process, it could face fines and penalties, which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and common shares.

Edenor employs a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on their business

As of December 31, 2018, approximately 83% of Edenor employees were union members. Although Edenor’s relations with unions are currently stable and Edenor has had an agreement in place with the two unions representing its employees since 1995, we cannot assure you that Edenor will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that Edenor will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that Edenor will not be subject to strikes or work stoppages before or during the negotiation process. If Edenor is unable to negotiate salary agreements or if Edenor is subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs and common shares could be materially adversely affected.

Edenor could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

Edenor outsources a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2018, Edenor had approximately 7,397 third-party employees under contract in its distribution business. Although Edenor has very strict policies regarding compliance with labor and social security obligations by contractors, Edenor is not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against Edenor or that the outcome of such proceedings would be favorable to Edenor. If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

In the event of an accident or other event not covered by our insurance, Edenor could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2018, Edenor’s physical assets were insured for up to U.S.$1,603.9 million.

However, Edenor does not carry insurance coverage for losses caused by its network or business interruption, including for the loss of Edenor’s concession. Although Edenor believes its insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by Edenor’s current insurance policies, Edenor may experience material losses or have to disburse significant amounts from its own funds, which may have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

The loss of exclusivity to distribute electricity in Edenor’s service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although Edenor’s distribution concession grants Edenor the exclusive right to distribute electric energy within Edenor’s service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of Edenor’s exclusive distribution rights entitle Edenor to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long-term, which may reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in Edenor’s industry that would adversely affect the exclusivity right granted by Edenor’s concession. Any total or partial loss of Edenor’s exclusive right to distribute electricity within Edenor’s service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2018, Edenor owed approximately Ps.11.9 billion to CAMMESA (including interest accrued as of December 31, 2018). This commercial debt is due and unpaid and Edenor has not secured any waivers from CAMMESA. If CAMMESA requested that Edenor repay such debt in a single payment, Edenor may be unable to raise the funds necessary to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (“concurso preventivo"), which could cause the market value of our ADSs and Class B common shares to decline.

On April 26, 2017, Edenor was notified through Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. Edenor has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, Edenor started negotiations with the SEE thereon.

All of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, U.S.$161.6 million of Edenor’s financial debt was represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger the acceleration of Edenor’s obligations under the notes and require Edenor to immediately repay all such accelerated debt. In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If Edenor is not able to comply with certain payment obligations as a result of its current financial situation, and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary concurso preventivo. In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our shares and ADSs and our common shares to decline.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022

As of the date of this annual report, U.S.$161.6 million of Edenor’s financial debt was represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, Edenor must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. Edenor may not have sufficient funds available to make the required repurchases of the Senior Notes due 2022 upon a change of control. If Edenor fails to repurchase such notes in circumstances that may constitute an event of default under the indenture, it may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and common shares could decline.

The New York Stock Exchange and/or the BASE may suspend trading and/or delist Edenor’s ADSs and Class B common shares, upon the occurrence of certain events relating to Edenor’s financial situation

The New York Stock Exchange (“NYSE”) and/or the BASE may suspend and/or cancel the listing of Edenor’s ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to Edenor’s financial situation. For example, the NYSE may decide such suspension or cancellation if its shareholders’ equity becomes negative.

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

The BASE may cancel the listing of Edenor’s Class B common shares if it determines that Edenor’s shareholders’ equity and Edenor’s financial and economic situation do not justify Edenor’s access to the stock market or if the NYSE cancels the listing of Edenor’s ADSs.

We cannot assure you that the NYSE and/or BASE will not commence any suspension or delisting procedures in light of Edenor’s financial situation, including if Edenor’s shareholders’ equity becomes negative. A delisting or suspension of trading of Edenor’s ADSs or Class B common shares by the NYSE and/or the BASE, respectively, could adversely affect Edenor’s results of operations and financial conditions and cause the market value of Edenor’s ADSs and its Class B common shares to decline.

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

The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as of January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires, entered into an agreement for the transfer of the public service of electricity distribution duly awarded to Edenor under the Concession Agreement (as defined below) entered into by the Argentine Government (including the Concession Agreement), to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires will create a new entity in lieu of the ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Argentine Government shall be the sole responsible for any and all debts and credits relating to the distribution service awarded to Edenor which cause is prior to February 28, 2019.

As of the date of this annual report, there are certain major issues related to such transfer still to be defined, including, among others, the continuation of the existing Concession Agreement as is; whether the federal legal and regulatory framework shall continue to apply or not; and the resolution of claims and debts between Edenor and the Argentine Government resulting from the Contractual Transition Period ended on January 31, 2016. An agreement addressing those matters is expected to be entered into between the Company and the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires). We cannot assure that such transfer or any action or omission from the transferees following the consummation of such transfer will not have an adverse effect on our business, financial condition or result of operations or would not have a negative impact on the market value of our ADSs and common shares.

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global and local conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related oil products. International oil prices have fluctuated widely in recent years, declining significantly from the second half of 2014 through December, 2017. However, due to various factors (including, but not limited to, the exchange rate and the increase in international prices of oil and the consequent difficulties to pass-through the corresponding variation to domestic prices) the intended liberalization of the domestic market at the end of 2017, could not be fully realized during 2018.  As a result, we cannot assure that such liberalization of oil and fuel prices may finally operate in the future due to various factors such as, domestic demand, macroeconomic and political conditions prevailing in Argentina or potential new regulatory or legal limitations. Substantial or extended declines in international prices of crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition and the value of our proved reserves. In addition, significant decreases in the prices of crude oil and related oil products may require us to incur impairment charges in the future or cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium-term and our reserves estimates in the future.

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

On August 22, 2018 the Argentine Government issued a new Natural Gas Exportation Procedure regulating the process to obtain the authorizations needed to export natural gas.

Later, on September 4, 2018, the Argentine Government published Decree No. 793/2018 which imposed an exportation duty on several goods including natural gas until December 31, 2020. The exports duty consists of a Ps. 4 tax on every U.S.$1.00 worth of exports, with a maximum tax rate of 12% on the value of exports.

We cannot assure that the Argentine Government will create new export and import regulations. We cannot predict the impact that any such changes may have on our results of operations and financial condition.

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

Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our results of operations

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from the prices of these commodities in the international markets, and materially affected the competitiveness and results of operations of those companies.

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the SGE pursuant to Resolution No. 241-E/17, as amended. Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected.

In addition, on March 21, 2017, Decree No. 192/2017 created the “Oil and its Byproducts Import Operations Registry” (the “Registry”) and provided that the MinEn (formerly, ME&M) would be responsible for controlling the Registry. The Registry covered the import of (i) crude oil and (ii) certain other specific byproducts (section 2 of the decree). The regulation established that any company that wished to perform such import operations was obligated to register such operation in the Registry and to obtain authorization from MinEn (formerly, ME&M) before the import took place. According to this decree, MinEn (formerly, ME&M) had to set the methodology applicable to issue import authorizations, which would be based in the following criteria: (a) lack of crude oil with the same characteristics offered in the domestic market; (b) lack of additional treatment capacity in domestic refineries with domestic crude oil; and (c) lack of byproducts listed in section 2 of the decree offered in the domestic market. This regime exempted any import by CAMMESA in order to supply power plants with the main purpose of technical supply to the “Inter-connection Argentinean System” (Sistema Argentino de Interconexión or “SADI”). On November 24, 2017, Decree No. 962/2017 amended Decree No. 192/2017 by providing that the Registry would be in effect until December 31, 2017. Decree No. 962/2017 provided that the need for the Registry was temporary and therefore, since December 31, 2017, the import operations related to crude oil, gasoline, and diesel oil included in Decree No. 192/2017 are no longer subject to registration.

On August 22, 2018, the former ME&M issued Resolution No. 104/2018, which established a new procedure to obtain authorizations to export natural gas (“Item4. The Argentine Energy Sector—Oil & Gas Regulatory Framework —Gas Market Regulatory Framework”).

These and any other export-import related restrictions may significantly and adversely affect our profitability and prevent us from capturing, in the event that international prices so reflect it, the upside of export prices, and may negatively affect the total volume of refined products sold in the domestic market due to the need to regulate processed crude oil volumes in accordance with our storage capacity, adversely affecting our financial condition and results of operations.

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

The Argentine Government could alter and delay payments to natural gas producers under key government programs

In recent years, we participated in the Gas Plan I (as defined below) and the Gas Plan II (as defined below). Companies that participate in the Gas Plan I and the Gas Plan II agree to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the “Base Price”) and receive between U.S.$4.00 and U.S.$7.50 per MMBtu (depending on the production level, the “Surplus Price”) for any amount of natural gas produced in excess of the Base Volume (the “Surplus Injection”). The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between the Surplus Price and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume.

In connection with these government programs, we received U.S.$7.50 per MMBtu from the Argentine Government for the volume of natural gas that we produced in excess of the agreed threshold. As of the date of this annual report, we had only collected payments from the Argentine Government for December 2016 and three months of 2017. The Gas Plan I and the Gas Plan II of Pampa finished on December 31, 2017 and June 31, 2018 respectively.

On April, 3, 2018, ME&M Resolution No. 97/18 was issued approving the procedure to cancel the outstanding compensation and/or payments regarding the Gas Plan I, Gas Plan II and Gas Plan III (as defined below). On May 2, 2018, we adhered to this procedure for the cancellation in 30 equal consecutive installments, payable as from January 1, 2019, of the amounts owed under the following programs: (i) Gas Plan I (Resolution No.1/13); (ii) the Gas Plan II (SE Resolution No. 60/13); and (iii) the Gas Plan III (ME&M Resolution No. 74/16).

On February 21, 2019, SGE Resolution No. 54/19 was published, cancelling the obligations arising from the provisions of the ME&M Resolution No. 97/18 through the issuance of public debt instruments. Consequently, on February 26, 2019, joint Resolution No. 21/2019 of the Secretariat of Finance and the Secretariat of Treasury was published, which provided the issuance of Natural Gas Program Bonds denominated in U.S.$, issued on February 27, 2019, for a term of 2 years and 4 months, without interest and with an amortization of 29 monthly and consecutive installments, the first installment representing 6.66% of the original nominal value, the following 18 installments representing 3.33% of the original nominal value and the remaining 10 installments representing 3.34% of the original nominal value. Pampa adhered to the terms and scope of SGE Resolution No. 54/19 (see “Item 4—Our Business—The Argentine Energy Sector—Oil & Gas Regulatory Framework — Gas Market Regulatory Framework”). This resolution keeps 85% of the Argentine Government debt denominated in U.S. dollars, despite the billing in Pesos described above, reducing our currency devaluation risk. As of the date of this annual report, we have not collected any payment or bond related to Resolution No. 97/18.

We face the risk of the Argentine Government suspending or further delaying remaining payments due under Resolution No.97/18, which would negatively affect our financial condition and results of operations.

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

Our oil and gas reserves estimates as of December 31, 2018 are based on the year-end reserves report (the “Reserves Report”) by Gaffney, Cline & Associates (“Independent Reserves Engineers Firm” or “GCA”). Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

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

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon area, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies Integración Energética S.A. (“IEASA”), YPF and other provincial companies (such as Gas y Petróleo del Neuquén S.A. (“G&P”) and Empresa de Desarrollo Hidrocarburífero Provincial S.A. (“EDHIPSA”)) are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and results of operations. There can be no assurance that the participation of IEASA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and results of operations.

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

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly from the second half of 2014 through December, 2017.

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

On September 26, 2017, the ME&M announced the suspension of the Transition Agreement, due to the condition set forth in section 9 of the Transition Agreement being satisfied. This condition provided that if the average international price per barrel of Brent crude oil surpassed, during a period of more than ten consecutive days, the reference value for a barrel of Medanito’s local crude oil by more than U.S.$ 1.00/barrel, resulting in a Brent crude oil price of at least U.S.$54 per barrel, the obligations under the Transition Agreement were suspended as from the following calendar month. The condition mentioned above was satisfied on September 13, 2017. Accordingly, the suspension became effective as from October 1, 2017. The effect of this suspension was that, as from October 1, 2017, the price per barrel of crude oil, as well for its derivatives, were subject to local market rules. The suspension remained effective until December 31, 2017, when the Transition Agreement expired. As from January 1, 2018, oil prices in Argentina are free from any government regulation and are freely set according to market rules. However, due to various factors (including, but not limited to, the exchange rate and the increase in international prices of oil and the consequent difficulties to pass-through the corresponding variation to domestic prices) the intended liberalization of the domestic market at the end of 2017 could not be fully realized during 2018.

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

Our activities may be adversely affected by events in other countries in which we do business, particularly in Venezuela

We operate in Argentina and we have investments in Ecuador and Venezuela but most of our activities are concentrated in Argentina. Latin America is a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist policies.

For example, regarding our investments in mixed companies in Venezuela, the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 have eroded the ability of the mixed companies to efficiently operate the producing fields, creating greater uncertainty as to the risks of our investments in Venezuela.

The level of government intervention in the economy of Latin American countries has adversely affected our business and results of operations, including, by changing the terms and conditions of operating service agreements in Venezuela and by increasing tax rates. Even though our investment in Venezuela is valued at Ps.0, we cannot assure that such intervention will not continue or increase, which could adversely affect our future business, results of operations and financial condition. As of the date of this annual report, we had not obtained the authorizations of the Government of Venezuela related to the change of indirect control requested. Likewise, CVP has determined that, given the time that has elapsed, we should begin the process of submitting plans according to new guidelines to be provided by the Ministerio del Poder Popular de Petróleo de la República Bolivariana of Venezuela, which have not been communicated to us yet. As a result, we have expressed with the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed companies has ceased and that we are willing to negotiate the transfer of our shares to CVP.

 Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which could be reinstated in the future. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. In addition, any future adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than those under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

Item 4.   Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Pampa Energía S.A. is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Maipú 1, City of Buenos Aires, Argentina (C1084ABA). Our telephone number is + 54 11 4344 6000. Our website address is www.pampaenergia.com. None of the information available on our website or elsewhere is included or incorporated by reference into this annual report. Our authorized representative in the United States for our registration statement with the SEC is Puglisi Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We were incorporated on February 21, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A. In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building. In 2005, the Company was acquired by the principals of Grupo EMES (formerly Grupo Dolphin), an Argentine private equity group, to serve as a corporate vehicle for its investments in Argentina. Following such acquisition, we changed our corporate name to Pampa Holding S.A. We changed our corporate name again, to Pampa Energía S.A, in September 2008 and have operated under this name since then. As a result of several acquisitions made since 2006, we are currently the largest independent energy integrated company in Argentina and, directly and/or through our subsidiaries and joint controlled companies, we participate in the electricity and gas value chains.

In July 2016, we acquired from Petrobras all of the shares of Petrobras Participaciones S.L., which in turn owned, at such time, 67.2% of the shares of Petrobras Argentina (the “Acquisition”). On August 4, 2016, (i) 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia were sold to Petrobras; (ii) 33.66% of the rights and obligations in the Río Neuquén area was sold to an affiliate of Petrobras; and (iii) 33.33% and 80% of the rights and obligations in the Río Neuquén and the Aguada de la Arena areas, respectively, were sold to YPF.

Since the Acquisition, we started a corporate reorganization process and have merged certain subsidiaries into Pampa, including, among others, Petrobras Argentina, Petrolera Pampa S.A. (“Petrolera Pampa”), CTG and CTLL, by way of absorption, with Pampa as the surviving company. For more information, see “—Recent Developments—Corporate Reorganization Process—Completion of the Merger of Pampa, Petrobras Argentina, Albares and PEISA” and “—Recent Developments—Corporate Reorganization Process—Completion of the Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.” In addition, we recently made strategic divestments in our refining and distribution, oil and gas and crude oil transport business in line with our strategy to focus our resources on our core businesses. For more information about recent strategic divestments, see “—Recent Developments— Strategic Divestments— Sale of Equity Ownership in Oleoductos del Valle S.A.(“Oldelval”), “Sale of Certain Oil and Gas Assets to Vista”, “—Sale of Refining and Distribution Assets to Trafigura”and “—Sale of Dock Sud Terminal”.

As of December 31, 2017, the assets and liabilities subject to the sale of certain oil and gas assets to Vista and the sale of refining and distribution assets to Trafigura have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and in the consolidated statement of cash flows for the three year period ended December 31, 2018, see Note 5.2 to the Consolidated Financial Statements. As these businesses had been acquired through the Acquisition, financial information reflects the effect of consolidation from July 27, 2016 when the Acquisition was consummated.

The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Capital Expenditures and Divestitures

For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a description of our strategic divestments, see “Item 4. Information on the Company— Our Business—Recent

Developments—  Strategic Divestments.”

OUR BUSINESS

Overview

We are the largest independent integrated energy company in Argentina. As of December 31, 2018, we and our subsidiaries were engaged in the generation, distribution and transmission of electricity in Argentina, oil and gas exploration and production, refining and distribution, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, through our interests in Ecuador and Venezuela (see “Our Oil and Gas Business—Venezuela” and “Our Oil and Gas Business—Ecuador”).

As of December 31, 2018:

•

our generation installed capacity reached approximately 3,871 MW, with a market share in Argentina of approximately 10%. In addition, we have committed to develop projects that we expect will increase our installed capacity by another 504 MW, which would bring our total installed capacity to 4,375 MW (see “—Recent Developments–Summary of the Committed Projects”).

•

our distribution of energy operations supplied electricity to approximately 3 million customers throughout the northern region of the City of Buenos Aires and the Northwestern Greater Buenos Aires area, making us the largest electricity distribution company in Argentina;

•

our combined oil and gas production in Argentina averaged 44.8 thousand barrels of oil equivalent per day, considering continuing operations (see “—Recent Developments–Strategic Divestments–Sale of Certain Oil and Gas Assets to Vista”) and Note 5.2.1 to the Consolidated Financial Statements). Crude oil accounted for approximately 5.1 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 238 million standard cubic feet per day, or 39.7 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Additionally, we have a 2.1% direct interest in Oleoductos del Valle S.A.(“Oldelval”), which operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul refinery located in the pipeline’s area of influence;

•

our refining and distribution operations were based in Argentina, where we operated the Dock Sud storage facility with a capacity of approximately 1.2 million barrels of light fuels and base lubricants. In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”), which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25.8 thousand oil bbl/day and a commercial network of 84 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco; and

•

our petrochemicals operations were entirely based in Argentina where we operated three high-complexity plants producing styrene, styrene butadiene rubber (“SBR”) and polystyrene, with a domestic market share ranging between 80% and 100%.

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

o

Central Térmica Loma la Lata (“Loma de la Lata”), a thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 765 MW;

o

Central Piedra Buena, a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 620 MW, through our wholly-owned subsidiary CPB;

o	Central Térmica Ingeniero White (“CTIW”), a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 100 MW;
o	Central Térmica Güemes, a thermal generation plant located in General Güemes, in the Province of Salta, which has an installed capacity of 361 MW;
o	Central Térmica Piquirenda (“CTP”), a thermal generation plant located at Piquirenda, General San Martin, in the Province of Salta, which has an installed capacity of 30 MW;
o

Central Térmica Parque Pilar (“CTPP”), a thermal power generation plant at Pilar Industrial Park, located in the district of Pilar, Province of Buenos Aires, which comprises six Wärtsila motor generators (Wärtsila W18V50DF) for an installed capacity of 100 MW and runs on natural gas and fuel oil;

o	EcoEnergía, a cogeneration thermal power plant with 14 MW of installed capacity, located in Bahía Blanca, in the Province of Buenos Aires;
o

Hidroeléctrica Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW, through our subsidiaries HINISA and HIDISA. HINISA holds 4.6% interests in both Termoeléctrica José de San Martín S.A.(“TJSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), and HIDISA holds 2.4% in each entity;

o	HPPL, which has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, in the Province of Neuquén;
o

PEMC, a wind farm located in Bahía Blanca, in the Province of Buenos Aires, owned by Greenwind, a company that we co-control. Greenwind was created for the main purpose of developing PEMC, which has a capacity of 100 MW. On January 23, 2017, we were awarded the contract to develop PEMC. On June 8, 2018, CAMMESA granted the commercial commissioning of PEMC;

o

a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

Our generation business segment recorded Ps.22,825 million in revenue and an operating profit of Ps.10,306 million for the year ended December 31, 2018.

Distribution of Energy. We are engaged in the electricity distribution business through our subsidiary Edenor, the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in terms of GWh and revenues) in 2018, based on publicly available figures released by electricity distribution companies in Argentina, which holds a concession to distribute electricity on an exclusive basis to the Northwestern Greater Buenos Aires area and the northern region of the City of Buenos Aires. Edenor serves an area of approximately 4,637 square kilometers and approximately 3 million customers.

Our distribution of energy business segment recorded Ps.55,954 million in revenue and an operating profit of Ps. 3,886 million for the year ended December 31, 2018.

Oil and Gas. We are engaged in the oil and gas business directly and through our investments in Oldelval, Oleoductos de Crudos Pesados Ltd. (“OCP”) and minor interests in four productive blocks in Venezuela, through mixed companies (Empresas Mixtas, corporations whose majority shareholder is a subsidiary of Petróleos de Venezuela S.A. (“PDVSA”) Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares)), see “Our Oil and Gas Business—Venezuela”. As of December 31, 2018:

o

our combined crude oil and natural gas proved reserves were approximately 130.3 million barrels of oil equivalent, 59% of which were proved developed reserves. Natural gas accounted for approximately 88% of our combined proved reserves and liquid hydrocarbons for 12%; and

o

our combined oil and gas production in Argentina averaged 44.8 thousand barrels of oil equivalent per day, considering continued operations (see “—Recent Developments–Strategic Divestments–Sale of Certain Oil and Gas Assets to Vista”) and Note 5.2.1 to the Consolidated Financial Statements). Crude oil accounted for approximately 5.1 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 238 million standard cubic feet per day, or 39.7 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent.

Our oil and gas business segment recorded Ps.19,638 million in revenue from continuing operations and an operating profit from continuing operations of Ps. 9,429 million for the year ended December 31, 2018.

Refining and Distribution. We are engaged in the refining and distribution business through our 28.5% interest in Refinor, which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25.8 thousand oil bbl/day, which has a commercial network of 84 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco.

Our refining and distribution business segment results recorded from continuing operations for the year ended December 31, 2018 were immaterial.

As a result of our recent strategic divestments, the segment’s profit and loss only reflects continuing operations, that is, our participation in Refinor and the storage facility at Dock Sud. For more information, see “—Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura and —Sale of Dock Sud Terminal” and Note 5.2.2 to the Consolidated Financial Statements.

Petrochemicals. We are engaged in the petrochemicals business through our styrenics operations and the catalytic reformer operations conducted in our Argentine plants. We maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemical raw materials.

The petrochemicals division has the following assets:

o

an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (liquefied petroleum gas (“LPG”), which is used as raw material, and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and

o	a polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

Our petrochemicals business segment recorded Ps.12,748 million in revenue and an operating loss of Ps. 2,285 million for the year ended December 31, 2018.

Holding and Other Business. We also hold other interests, including:

o

Through PHA S.A.U we hold the rights as sole beneficiary of the CIESA trust, that owns 40% of CIESA, which in turn owns 51% of TGS, which is engaged mainly in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids. Also, we directly own 10% of CIESA; and

o

We hold a 50% interest in Citelec, which holds 52.65% of the shares and votes in Transener. As a result, we have an indirect interest of 26.33% in Transener. Transener operates and maintains the largest high-voltage electricity transmission system in Argentina and holds 90% of the capital stock of Transba, which owns and operates a separate high-voltage transmission system located within the Province of Buenos Aires. As of December 31, 2018, our electricity transmission operations covered 20,944 kilometers of high voltage transmission lines, representing approximately 85% of the high voltage system in Argentina.

CIESA, CITELEC and Greenwind are accounted for using the equity method.

Our holding and other business segment recorded Ps.1,354 million in revenue and an operating profit of Ps. 4,019 million for the year ended December 31, 2018.

Recent Developments

Corporate Reorganization Process

Completion of the Merger of Pampa, Petrobras Argentina, Albares and PEISA

On December 23, 2016, Pampa, Petrobras Argentina and Petrobras Argentina’s wholly-owned subsidiaries, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares”) entered into the Preliminary Agreement by which each of Petrobras Argentina, PEISA and Albares would be merged into Pampa by way of absorption, with Pampa being the surviving company, effective as from November 1, 2016. On February 16, 2017, such merger was approved by the shareholders of each of the absorbed companies and Pampa at separate extraordinary shareholders’ meetings. On April 20, 2017, the definitive merger agreement was filed with the CNV for its registration before the IGJ.

On February 26, 2018, the CNV informed us that the Argentine Federal Criminal and Correctional Court No. 11, Secretary No. 22 (the “Court”) ordered the CNV not to take any measure and/or definitive resolution regarding the case without prior authorization from such Court. The criminal investigation refers to the voluntary participation of the shareholder of FGS-ANSES in the mandatory cash tender offer made by us and is not related to the merger. The Company, as a prior condition for the Court to instruct the CNV to continue the process of registration of the merger, posted a bond in favor of the Court for an amount of U.S.$20 million as a precautionary measure, which as of the date of this annual report was realeased. On April 26, 2018, the CNV confirmed the merger, which was registered with the IGJ on May 2, 2018. As of the date of this annual report, all of the accused were dismissed.

Completion of the Merger of CTLL, IEASA and EASA

On December 7, 2016, the boards of directors of CTLL, IEASA S.A. (“IEASA”) and EASA resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company. The purpose of this merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 29, 2017, and in connection with the required procedures, the boards of directors of CTLL, IEASA and EASA approved the special financial statements required for the merger, the preliminary merger agreement executed among CTLL, IEASA and EASA and the merger prospectus that describes the terms and conditions of such merger. For accounting, fiscal and legal purposes, the merger has effect as from January 1, 2017.

On January 18, 2018, the extraordinary shareholders’ meetings of CTLL, IEASA and EASA resolved to approve the merger between CTLL, IEASA and EASA. On February 19, 2018, the definitive merger agreement was executed, and on February 21, 2018, it was filed with the CNV for its registration before the IGJ. On July 16, 2018, the merger was registered with the IGJ.

Completion of the Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.

On December 21, 2017, Pampa and Petrolera Pampa S.A. (“Petrolera Pampa”), CTG, CTLL, EG3 Red S.A., Bodega Loma la Lata S.A. (“BLL”), Inversora Diamante S.A. (“INDISA”), Inversora Nihuiles S.A. (“INNISA”), Inversora Piedra Buena S.A. and Pampa Participaciones II S.A (“PPII”), entered into a preliminary merger agreement whereby Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA and PPII would be merged with and into Pampa by way of absorption, with Pampa as the surviving company and with effect as from October 1, 2017.

On April 27, 2018, at the Shareholders meetings of the Company and of the absorbed companies, it was resolved to approve the merger and the proposed exchanged ratios. On August 2, 2018, the registration before the IGJ was obtained, and on August 15, 2018, the exchange of shares was consummated. Following the exchange, our capital stock was increased to 2,082,690,514 common shares.

Capital Stock Reduction

On October 2, 2018, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 182,820,250 common treasury shares of Pampa, which represented 8.8% of the issued capital. Consequently, the IGJ registered the capital reduction and 182,820,250 shares were cancelled, decreasing Pampa’s capital stock to 1,899,870,264 shares.

Merger of Pampa and Parques Eólicos Argentinos S.A.(“PEA”)

On March 29, 2019, the boards of directors of Pampa and PEA resolved that it would be beneficial for these companies to merge into a single company, where Pampa would be the surviving company, with effect as from January 1, 2019.

The shareholders’ meeting of Pampa and PEA held on April 29, 2019 resolved to defer consideration of the merger. As of the date of this annual report, the definitive merger agreement had not been executed and, therefore, the approval of the IGJ was pending.

Generation

Inauguration of PEPE II

On March 20, 2019, we inaugurated PEPE II, our second wind farm in the area known as Corti, 20 km from the City of Bahía Blanca, in the Province of Buenos Aires, near our PEMC wind farm. The PEPE II project will contribute 53 MW of renewable energy to the national grid and required an investment of approximately US$70 million. As of the date of this annual report, PEPE II’s commercial commissioning still remains pending.

PEPE II consists of 14 wind generators, each one made up of a tower with four sections, a nacelle and three spades driving the turbine, with a diameter of 136 meters. The installation of these wind generators required the construction of sophisticated works on the platforms and foundations, similar to the existing ones in different wind farms of this type around the world. Moreover, PEPE II was awarded under Resolution No. 281-E/2017 of the former ME&M, which regulates the Term Market for Renewable Energy Sources (“MAT ER”). Therefore, PEPE II’s production will be destined to fulfill large electricity users through private power purchase agreements. For more information, see “Renewable Energy—Development of New Wind Farms”.

Commercial Commissioning of the First Wind Farm

On May 23, 2018, Pampa inaugurated its first wind farm, PEMC, which is also the first project of the size and technology to reach such milestone under the RenovAr 1 Program.

The PEMC project, which consisted of the construction and installation of 29 Vestas wind turbines, each with a 3.45 MW power capacity, a 285 feet hub height and three blades with a total diameter of 413 feet powering the turbines and is located at Corti, 12 miles from the City of Bahía Blanca, Province of Buenos Aires. The PEMC, which contributes 100 MW of renewable energy to the national grid, required a total investment of approximately U.S.$139 million.

On June 8, 2018, CAMMESA granted the commercial commissioning of PEMC, which was achieved before the date originally stipulated in the PPA executed with CAMMESA.

Power Capacity Increase at Loma de la Lata

In August 2011, after deferring the commissioning of Loma de la Lata’s closing to combined cycle originally stipulated for 2011, the work’s contractor informed that Siemens, the equipment’s provider, had detected some design flaws in other steam turbines using the same technology and, therefore, removed the last blade wheel of the steam turbine installed in Loma de la Lata. Hence, the commissioning was declared for an installed capacity lower than that originally committed (165 MW instead of 178 MW).

This blade wheel was replaced in October 2017 during the turbine’s scheduled major overhaul and, after the conduction of commercial tests, on January 19, 2018, CAMMESA declared the commercial commissioning of the LDLATV01 steam turbine for 180 MW installed capacity, which represented a 15 MW increase, compensated according to the PPA executed with CAMMESA pursuant to Resolution No. 220/07. Therefore, Loma de la Lata’s total installed capacity amounts to 765 MW.

Oil and Gas

Gas Plan

Modifications to the Unconventional Gas Plan - Resolution No.46-E/17

The Stimulus Program for Unconventional Production issued by the ME&M Resolution No.46-E/17 as amended, was created to encourage investments in natural gas production from unconventional reservoirs at the Neuquina Basin (and, later, was extended to cover the Austral Basin).

We had requested that the SGE include our exploration projects in the Rio Neuquén, El Mangrullo and Sierra Chata areas within this program, as the same projects had previously been approved by the relevant provincial authorities. However, on January 30, 2019, at a meeting called by the SGE, in which the gas producers affected by the Unconventional Gas Plan, including us, participated, we were informed that no new projects would be approved within the Unconventional Gas Plan and that SGE would evaluate a new incentive scheme fostering the production of unconventional gas during the winter period.

As of the date of this annual report there was no resolution or formal instruction issued by the SGE relating to above, nor has the Company been formally notified that the inclusion within the Unconventional Gas Plan of the abovementioned projects was rejected. However, we are assessing our possible legal steps and awaiting the guidelines for the new incentive program during the winter period.

Extension of Concessions

Sierra Chata Area

On July 10, 2018, we executed an investment agreement with the Province of Neuquén, under which we, among others, were granted a new unconventional hydrocarbon exploitation concession for the Sierra Chata block for a 35-year term, aiming at the development of unconventional gas (shale and tight). The agreement became effective following the issuance of Provincial Decree No. 1086/2018 on July 27, 2018.

The Sierra Chata block is located 150 km northwest from the Neuquén City and has a surface area of 863.8 km2. We are the operator of the concession and hold a 45.5523% stake in it, along with Mobil Argentina S.A. and Total Austral S.A. Sucursal Argentina, who hold a 50.9956% and 3.4251% share, respectively.

The committed investments in the area amount to U.S.$520 million for the next 5 years (of which we will contribute an amount according to our participation in the Sierra Chata block). We have also made disbursements totaling U.S.$30 million in connection with an exploitation bond and a contribution for corporate social responsibility.

El Mangrullo Area

On June 5, 2018, we obtained a 35-year term extension for the operation of the El Mangrullo block for the development of unconventional gas (shale and tight) in the new unconventional hydrocarbons exploitation concession that the Neuquén Province granted to the Ente Autárquico Intermunicipal de Cutral Có y Plaza Huincul (“ENIM”), which became effective following the issuance of Provincial Decree No. 835/2018 of June 18, 2018.

Our commitment consists of a pilot investment plan of U.S.$ 205 million for the next 5 years. In addition, we paid an exploitation bond and a contribution for corporate social responsibility totaling U.S.$15.4 million.

Exploration License in Parva Negra Este Block

In April 2018, the exploration license for the Parva Negra Este block, located in the Province of Neuquén, granted in concession to Gas y Petróleo de Neuquén S.A.P.E.M. (“GyP”) and operated by us for a 4-year term beginning on April 2014, expired. As the original agreement stipulated the possibility of extending the concession for a term of one year, GyP requested such extension timely and in due form.

Pampa has a 42.5% interest in the Parva Negra Este block. On June 7, 2018, the Province of Neuquén issued the Decree No. 759/18 confirming the extension of the exploration license for the Parva Negra Este block until April 3, 2019. As of the date of this annual report, the extension of the exploration license for the Parva Negra Este block was requested from the Province of Neuquen. The approval still remains pending.

Exploration Permits in Oil Blocks

The exploration permits for Río Atuel, a block located in the Province of Mendoza operated by Petrolera El Trébol, expired in the month of September 2018, and the term was extended until March 13, 2019 pursuant to Administrative Decision No. 19/18 issued by the Department of Hydrocarbons of Mendoza. We have a 33.33% interest in the Río Atuel block.

Furthermore, the exploration permits for Chirete, a block located in the Province of Salta and operated by High Luck Group Limited, expired in November 2018. However, as the drilling of a well is in progress, a term extension was requested to the Province of Salta. On February 22, 2019, Provincial Executive Order No. 249/19 was issued, which extended the exploratory term for a 12-month period effective as from November 18, 2018. We have a 50% interest in the Chirete area.

Strategic Divestments

Sale of Dock Sud Terminal

In line with the Company’s strategy to focus its resources on core businesses, in March 2019, we executed an agreement with Raízen Argentina, a licensee of the Shell brand, for the sale of our Dock Sud Terminal.

The transaction’s price was U.S.$19,500,000, plus an additional amount of U.S.$1,393,388 for terminal’s products, both being subject to customary adjustments agreed upon in the closing documents.

Sale of Equity Ownership in Oleoductos del Valle S.A. (“Oldelval”)

In line with the Company’s strategy to focus its resources on its core businesses, on November 2, 2018 we executed an agreement with ExxonMobil Exploration Argentina S.R.L. (“ExxonMobil”) for the sale of 21% of the capital stock of Oldelval, a company engaged in the crude oil transportation through a main pipeline from Neuquén to Puerto Rosales, Province of Buenos Aires.

On November 27, 2018, following the satisfaction of all the conditions precedent to the sale, the closing of the sale to ExxonMobil of Pampa’s direct 21% ownership in Oldelval took place. The price paid by the purchaser was U.S.$36.4 million. Following the closing of the sale, our equity ownership in Oldelval decreased to 2.1%.

Sale of Refining and Distribution Assets to Trafigura

On December 7, 2017, we executed an agreement with Trafigura Ventures B.V. and Trafigura Argentina S.A. (“Trafigura”) to sell our main assets related to the refining and distribution segment. The assets subject to the transaction were: (i) the Ricardo Eliçabe Refinery; (ii) the lubricants plant, located in the district of Avellaneda, Province of Buenos Aires; (iii) the Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and (iv) the network of gas stations operated under the Petrobras brand. Our Dock Sud storage facility was excluded from the sale, as well as our interest in Refinor. The assets mentioned in (ii) and (iv) above will be transferred along the gradual rebranding of the gas stations to the “Puma Energy” brand, a process which is expected to be concluded in 2019.

On May 9, 2018, following the satisfaction of all the conditions to the sale, the closing of the sale to Trafigura of the assets described above took place.

After applying the agreed upon adjustments, the transaction price amounted to U.S.$124.5 million. Moreover, following the closing of the transaction the purchaser cancelled the U.S.$56 million debt owed to Pampa for the purchase of crude oil. The purchase price was paid by Trafigura to Pampa upon the closing of the transaction, with the exception of U.S.$9 million previously paid as down payment upon the execution of the agreement, and a sum of U.S.$13.5 million which has been deposited in an escrow account and will be released along with the transfer of the network’s gas stations.

The sale includes the key transfer of all the contracts, permits and licenses for the ordinary operation of the business, together with the transfer of employees involved in the operation of the relevant assets subject to the transaction. This transaction adds to the sale of three plots where Pampa-owned gas stations operated, which was executed in 2017 for a total amount of U.S.$41 million.

This transaction is aligned with our strategy to focus our investments and human resources on the expansion of power generation installed capacity and the exploration and production of natural gas, particularly on the development and production of our unconventional gas reserves (shale and tight gas), as well as with our intention to continue developing our utility concessions.

Sale of Certain Oil and Gas Assets to Vista

On January 16, 2018, we executed an agreement with Vista Oil & Gas S.A.B. de C.V. (“Vista”) to sell our 58.88% interest in Petrolera Entre Lomas S.A. (“PELSA”), PELSA’s 3.85% interest in the Entre Lomas, Bajada del Palo, Agua Amarga blocks (“PELSA blocks”), and PELSA’s 100% interest in the Medanito S.E. and Jagüel de los Machos blocks (the “Vista Sale”).

On April 4, 2018, following the satisfaction of all the conditions precedent to the sale, the Vista Sale was closed.

The transaction price, after applying the agreed upon adjustments, reached approximately U.S.$399 million, which was entirely paid by Vista upon the closing of the transaction.

This transaction is aligned with our strategy to focus our investments and human resources on the expansion of power generation installed capacity and the exploration and production of natural gas, particularly on the development and production of our unconventional gas reserves (shale and tight gas), as well as with our intention to continue developing our utility concessions.

Corporate Governance

Corporate Governance Plus panel

On December 18, 2018, we joined the special stocks quote panel called “Corporate Governance Plus” (the “+GC Panel”) launched by Bolsas y Mercados Argentinos S.A. (“BYMA”). We are one of the three founding companies of the +GC Panel.

The +GC Panel is unprecedented in Argentina. It includes those companies that are already listed on the BYMA and that comply with the best corporate governance and transparency practices, even going beyond the level required by regulators, which we entirely satisfy. Those practices, the compliance with which is periodically controlled, are consistent with the corporate governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

The standards required by +GC Panel aim to provide investors with more information that can be useful when investing or exercising their rights, and enhance the visibility and attractiveness of the Company to international investors. Participating in the BYMA’s Sustainability Index and +GC Panel recognizes the Company’s continuing efforts to adopt the best practices in corporate governance.

Appointment of CEO and CFO

Our Board of Directors, in its meeting held on December 14, 2018, appointed Mr. Gustavo Mariani as Chief Executive Officer (CEO) and Mr. Gabriel Cohen as Chief Financial Officer (CFO).

Mr. Marcos Marcelo Mindlin remains as the Chairman of the Board of Directors.

Organizational structure

The following chart sets forth our corporate structure as of the date of this annual report.

PAMPA ENERGÍA
100%
Pampa Inversiones
100%
Petrobras Participac. SL
100%
Pampa Participac.
98%
2%
P.E. del Fin del Mundo
50%
Greenwind
98.12%
1.88%
TRANSELEC
50%
CITELEC
52.65%
Transener
90%
TRANSBA
100%
Petrobras Hispano Arg.
100%
CIESA Trust³
40%
10%
CIESA
51%
0.05%
TGS²
52.04%
Hidroeléctrica Los Nihuiles
59%
2%
Hidroeléctrica Diamante
99.99%
0.01%
C.T. Piedra Buena
98%
2%
CPB Energía
98%
2%
Pampa Cogeneración
51.764%
Edenor²
70%
Enecor
2.1%
Oleoductos del Valle
28.5%
Refinor
4.6%
2.44%
0.15%
9.01%
Termoeléctrica José de San Martín¹
Termoeléctrica Manuel Belgrano¹
0.02%
99.98%
Telcosur
51%
49%
Transporte y Servicios de Gas en UY
49%
Gas Link
100%
CTG Energía
100%
Petrobras Argentina Suc. Bolivia
100%
Pampa Energía Bolivia⁴
100%
Petrolera San Carlos
65%
Cía. Anónima Mixta San Carlos
11.42%
Oleoductos de Crudos Pesados LTD
100%
Oleoductos de Crudos Pesados
99%
1%
Energía Oper. ENOPSA
100%
PE Energía Ecuador LTD
99.995%
0.005%
Ecuador TLC
100%
PE Energía Ecuador Suc.
1%
99%
Trenerec
2.02%
97.95%
0.03%
Pampa Comercializadora
2%
95%
3%
Trenerec Energía Bolivia
36%
Petrowayú⁵
22%
Petroritupano⁵
20%
Petrolera Mata
100%
Eletricidade Com
49%
Inversora Mata
10.8%
29.2%
Petrokariña⁵
100%
Corod Producción
20%
29%
Coroil
20%
Petrolera Coroil
10.8%
29.2%
Petroven-Bras⁵

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.
[2] Calculated based on issued shares. It includes shares bought on the open market.
[3] Petrobras Hispano Argentina is the sole beneficiary of the CIESA Trust.
[4] Pampa Participaciones and Pampa Comercializadora hold each 0.0004% of Pampa Energía Bolivia.
[5] Mixed companies.

Our Generation Business

We are engaged in the generation business through three hydroelectric generation plants, eight thermal generation plants and two wind farms, PEMC y PEPE II (recently inaugurated). In addition, we will develop a third new wind farm in connection with PPAs executed with private customers in the same area for an additional total installed capacity of 106 MW. As of December 31, 2018, our generation segment had an installed capacity of approximately 3,871 MW, which represents approximately 10% of Argentina’s installed capacity.

Thermal Generation plants

Loma de la Lata

Loma de la Lata is located in the Province of Neuquén, near one of the largest gas fields in Argentina bearing the same name, which has an installed capacity of approximately 765 MW, representing approximately 2% of Argentina’s installed capacity. Loma de la Lata has three gas turbines with an installed capacity of 125 MW each, one steam turbine with an installed capacity of 180 MW under the Energy Plus Program, a high-efficiency aero derivative gas turbine of 105 MW and a high-efficiency gas turbine of 105 MW. From 1997 to 2018, Loma de la Lata’s average annual generation was 1,852 GWh, with a generation record high of 4,748 GWh in 2018, and a record low of 272 GWh in 2002.

CTGEBA

CTGEBA is located in Marcos Paz, in the Province of Buenos Aires. The plant began operating in 1999 and has a combined cycle with 674 MW installed capacity, which consists of two gas turbines (“GT”) of 219 MW each and a 236 MW steam turbine (“ST”). On the same lot, a GT with 169 MW of power capacity, known as Genelba Plus, was commissioned in 2009 under the Energy Plus Program and is currently under expansion (see below “Expansion Project at Genelba Thermal Power Plant- Resolution No. 926/17”). The total installed capacity of the CTGEBA complex amounts to 843 MW. From 2000 to 2018, CTGEBA’s average annual generation was 4,722 GWh, with a generation record high of 5,449 GWh in 2012, and a record low of 3,438 GWh in 2001.

CTGEBA is strategically located, as it is one kilometer away from the Ezeiza transformer substation, a WEM reference node for the supply of electricity to the country’s highest demand. CTGEBA's combined cycle participates in the spot market, whereas the Genelba Plus GT participates in the Energía Plus market.

Expansion Project at Genelba Thermal Power Plant- Resolution No. 926/17

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

The CTGEBA Project includes the installation of a new gas turbine and a steam turbine, as well as other enhancements for Genelba Plus’s gas turbine, which are expected to complete the second combined cycle at CTGEBA, with a power capacity of 552 MW and 52% of efficiency. CTGEBA Project’s investment is estimated at around U.S.$350 million, and the CTGEBA Project’s engineering, equipment procurement and construction will be jointly carried out by Siemens and Techint. Its commissioning is expected for the second quarter of 2019 (open cycle), and for the second quarter of 2020 (closed cycle). Therefore, once the expansion is completed we expect CTGEBA will increase its power capacity to 1,226 MW.

The relevant PPA will be effective for a term of fifteen years and will remunerate a fixed price of U.S.$20,500 per MW each month and a variable price of U.S.$6 per MWh.

CPB

CPB is a thermal generation plant (which we own through our subsidiary Piedra Buena) located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires.

CPB is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. CPB sells electricity to the spot market. From 1997 to 2018, CPB’s average annual generation was 2,091 GWh, with a generation record high of 3,434 GWh in 2012, and a record low of 189 GWh in 2002.

 As of the date of this annual report, Piedra Buena was not buying natural gas or fuel oil pursuant to SE Resolution No. 95/2013, which was replaced by Resolution No. 70/2018. CAMMESA, currently remains in charge of the commercial management and fuel dispatch for power generators which “do not or cannot” make use of such capacity. As a result, we decided to use our self-procurement capacity, allocating a significant part of our own production of natural gas for the dispatch of its thermal units. For more information, see “The Argentine Energy Sector—Oil & Gas Regulatory Framework — Gas Market Regulatory Framework.”

CPB only maintains natural gas transport contracts that were active at the time Resolution No. 95/2013 was issued, such as, for example, the interruptible and firm gas transportation contracts with TGS for up to 214 Dam3 per day and the firm gas transportation contract with Pampa Comercializadora S.A. (“PACOSA”).

CENTRAL TÉRMICA GÜEMES

Central Térmica Güemes is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a total installed capacity of 361 MW, comprised of 261 MW from steam generation units and 100 MW from a gas combustion turbine under the Energy Plus Program. From 1993 to 2018, its average annual generation was 1,789 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 1,030 GWh in 2003.

Central Térmica Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia. The plant mostly sells electricity on the local spot market and to the Energía Plus market.

Royalty assignment agreement

In June 2007, we and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province agreed to assign natural gas to Central Térmica Güemes, which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory. In consideration for such assignment, we committed to pay a 5% premium over the applicable average wellhead gas price. The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause. The daily amount under the agreement may reach 500,000 m3 per day if the production of gas in the Province of Salta increases from the production level existing at the time of the agreement’s execution. As of the date of this annual report, we had not requested any deliveries under this agreement because it has been able to supply the new 100 MW of generation with gas purchased from several suppliers, including our own gas production.

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten Jenbacher (model JGS 620) gas-powered motor-generators. From 2011 to 2018, its average annual generation was 129 GWh, with a generation record high of 156 GWh in 2017, and a record low of 66 GWh in 2011.

ECOENERGÍA

EcoEnergía is a co-generation power plant located at TGS’s General Cerri complex in Bahía Blanca, in the Province of Buenos Aires. The plant, consisting of a steam turbine with a power capacity of 14 MW, was commissioned in 2011. The plant sells electricity in the Energía Plus market. From 2011 to 2018, EcoEnergía’s average annual generation amounted to 87 GWh, with a generation record high of 108 GWh in 2018, and a record low of 20 GWh in 2011.

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017.

The plant, which was built under SEE Resolution No. 21/2016, has a total power capacity of 100 MW and is made up of 6 cutting-edge Wärtsilä engines with an approximate 43% performance rate. On January 26, 2018, pursuant to ME&M Resolution No. 7-E/2018, CTPP was authorized as a WEM generator agent.

Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar’s Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Complex. The power plant has storage tanks for fuel oil which may be used as alternative fuel.

CTIW

CTIW is located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, and consists of 6 high-efficiency Wärtsilä engines, with a total power installed capacity of 100 MW. CTIW is able to fire either natural gas or fuel oil. Engines are high-efficiency, with a 46% performance rate.

The power plant is interconnected to the 132 kW grid through a substation owned by Transba. Liquid fuel supply is made using CPB's discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities.

On December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to a PPA executed between CAMMESA and Pampa, as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE).

ENECOR

Pampa holds a 70% interest in Enecor, an independent electricity transportation company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes. It is under a 95-year concession, which is due to expire in 2088.

Hydroelectric Generation Plants

We hold interests in three hydroelectric generation plants: Hidroeléctrica Nihuiles (through our subsidiary HINISA), Hidroeléctrica Diamante (through our subsidiary HIDISA) and HPPL.

HINISA

 We own Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265 MW located in the Province of Mendoza.

HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from the Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System covers a total distance of approximately 40 km with the grid’s height ranging from 440 m to 480 m. In addition, HINISA owns 4.6% of the capital stock of TJSM and 4.6% of the capital stock of TMB. From 1990 to 2018, the average annual generation was 829 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (516 GWh) recorded in 2014.

The Province of Mendoza, through Empresa Mendocina de Energía Sociedad Anónima con Participación Estatal Mayoritaria (“EMESA”), currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares. Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, we would be required to sell our Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares. Assuming that the Province of Mendoza sells its 37.75% interest in HINISA, and consequently we are required to sell our Class B shares (representing 20% of the capital stock of HINISA), we would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA. We have no control over the timing of the Province of Mendoza’s proposed sale or the price at which we would be required to sell our Class B shares of HINISA. As a result, such shares may be sold at a time and price per share that is adverse to our interests. As of the date of this annual report, the Province of Mendoza had expressed no intention to modify HINISA’s by-laws. See “Item 3. Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA, if the Province of Mendoza sells its participation in HINISA.”

HIDISA

We own, directly and indirectly 61% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388 MW located in the Province of Mendoza.

HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA owns 2.4% of the capital stock of TJSM and 2.4% of the capital stock of TMB. From 1990 to 2018, the average annual generation has been 560 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

Summary of HINISA and HIDISA concessions

HINISA’s and HIDISA’s main purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the terms and conditions of the following concessions: (i) Provincial concessions granted by the Argentine Government of the Province of Mendoza with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for the hydroelectric exploitation of the Atuel River, in the case of HINISA, and the Diamante River, in the case of HIDISA. These concessions were granted pursuant to Provincial Law No. 6,088 dated December 21, 1993 and related provisions; and (ii) national concessions granted by the Argentine Government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems. These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

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

Performance guaranties. As security for the performance of their obligations under the respective concessions, HINISA and HIDISA have each deposited the amount required for the benefit of the relevant granting authority under the respective concession. Absent any set off by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreements, the guarantee amounts would be released to HINISA and HIDISA, respectively, upon the expiration or termination of the respective concession agreement.

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

HPPL

A 30-year concession was awarded for hydroelectric power generation at HPPL beginning in August 1999. The HPPL complex has three electricity generating units with an installed capacity of 285 MW, and is located in the Comahue region, Province of Neuquén. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 m above sea level. From 2000 to 2018, HPPL’s average annual generation was 968 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016.

Summary of HPPL concession

Concession. HPPL’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the following terms and conditions:

Term. The term of the HPPL concession agreements is 30 years, starting from August 30, 1999.

Royalty payments. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2018, we paid the maximum rate of hydroelectric royalties at a rate of 12% per year. In addition, we pay the Argentine Government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

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

Renewable Energy

PEMC

On April 18, 2016, we acquired 100% of Greenwind, for an amount of U.S.$2.1 million. Greenwind is a company incorporated under the laws of Argentina whose purpose was to develop the “PEMC”. For such purpose, Greenwind has the legal right to use and obtain a profit from over 1,500 hectares of land where wind measurements have been taking for the last five years.

On October 7, 2016, through Resolution No. 213/2016, the ME&M announced the winners of the RenovAR 1 Program. On January 23, 2017, we were awarded a contract to develop the PEMC project through Greenwind. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with affiliates of Vestas.

On March 10, 2017, we entered into an agreement with Valdatana Servicios y Gestiones S.L.U (the “Buyer”), an investment vehicle led by Castlelake L.P. (a private equity global investment company) for the sale of certain shares owned by us in Greenwind totaling U.S.$ 11.2 million. In addition, the Buyer has acquired shares of Greenwind owned by Pampa Participaciones S.A.U (“Pampa Participaciones”) for U.S.$45,9 thousand, which together with the sale of the shares owned by us account for 50% of the capital stock and rights of Greenwind. As a consequence, as of the date of this annual report, we co-control Greenwind.

The PEMC is located at Corti, 12 miles from the City of Bahía Blanca, Province of Buenos Aires. The PEMC is comprised of 29 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. The PEMC contributes 100 MW of renewable energy to the national Argentine grid.

On June 8, 2018, CAMMESA granted the commercial commissioning of PEMC, which was obtained before the date originally stipulated in the PPA executed with CAMMESA. Since its commercial commissioning and during 2018, PEMC generated 247 GWh.

Development of New Wind Farms

ME&M Resolution No. 281-E/2017 issued on August 18, 2017 regulated the MAT ER regime that sets the conditions for major users (“GU”) within the WEM and WEM large distribution company users (“GUDI”) to comply with their demand supply obligation from renewable sources through (i) the individual purchase within the MAT ER; or (ii) self-generation from renewable sources. Furthermore, it regulates the conditions applicable to renewable energy generation projects. Specifically, it created the Registry of Renewable Electric Power Generation Projects (“RENPER”), where such projects must be registered.

Projects intended to supply the MAT ER may not be committed under other remuneration mechanisms (e.g., the Renovar program). However, projects covered by the Renovar Program may sell to CAMMESA up to 10% of the surplus energy exceeding their commitments with CAMMESA under existing PPAs. Surplus energy sold under the MAT ER and the PPAs executed with CAMMESA will be sold on the spot market and remunerated pursuant to SEE Resolution No. 19/2017.

Furthermore, agreements executed under the MAT ER regime will be administered and managed in accordance with WEM procedures. The contractual terms, duration, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191, may be freely agreed upon between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which the generator has established purchase agreements.

We registered the PEPE II, PEPE III and PEPE IV with the RENPER.

Pursuant to Resolution No. 281-E/2017, which regulates the MAT ER, CAMMESA granted a dispatch priority to PEPE II and PEPE III, targeted at the GU segment under supply agreements between private parties.

On January 30, 2018, we announced the commencement of the construction of PEPE II and PEPE III in the Province of Buenos Aires, representing a total investment of approximately U.S.$135 million. PEPE II and PEPE III will each consist of 14 wind turbines and will each have an installed capacity of 53 MW. Their commissioning is expected for the second quarter of 2019. PEPE II is located in a lot adjacent to PEMC, and PEPE III is located at Coronel Rosales, 16 miles from Bahía Blanca. The wind quality in both project areas is favorable for a load factor higher than 50%. PEPE II was inaugurated on March 20, 2019, its commercial commissioning still remains pending.

On May 23, 2018 a third project was announced: PEPE IV, which is located at the Las Armas area, in the Municipality of Maipú, Province of Buenos Aires. PEPE IV will require an estimated investment of U.S.$74 million and will have a gross power capacity of 53 MW. However, due the recent volatility of the Argentine economy and changes in the applicable regulations, we are currently reassessing the project’s viability.

Power Generation

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2018, 2017 and 2016. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Hydroelectric			Eolic	Thermal								Total
	HINISA	HIDISA	HPPL	PEMC	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	ECO-ENERGÍA
Installed Capacity (MW)	265	388	285	100	765	361	30	620	100	100	843	14	3,871
Market Share	0.7%	1.0%	0.7%	0.3%	2.0%	0.9%	0.1%	1.6%	0.3%	0.3%	2.2%	0.04%	10.0%

Net Generation 2018 (GWh)	577	393	886	247	4,748	1,674	134	753	192	274	4,859	108	14,845
Market Share	0.4%	0.3%	0.6%	0.2%	3.5%	1.2%	0.1%	0.5%	0.1%	0.2%	3.5%	0.1%	10.8%
Sales 2018 (GWh)	577	393	886	247	4,748	2,227	134	753	192	274	5,457	110	15,999

Net Generation 2017 (GWh)	751	480	760	-	3,864	1,772	156	1,453	142	23	4,685	100	14,186
Variation Net Generation 2018-2017	-23%	-18%	17%	n/a	23%	-6%	-14%	-48%	35%	n/a	4%	8%	5%
Sales 2017 (GWh)	751	480	760	-	3,864	2,358	156	1,453	142	23	5,424	103	15,514

Net Generation 2016 (GWh)	706	564	176	-	3,644	1,577	155	2,054	-	-	2,211	43	11,131
Variation Net Generation 2017-2016	6.4%	-14.9%	n/a	n/a	3.1%	12.4%	1%	-28.1%	n/a	n/a	n/a	n/a	26.5%
Sales 2016 (GWh)	706	564	176	-	3,644	2,076	155	2,056	-	-	2,499	44	11,921
In U.S.$/MWh
Avg. Price 2018	31	46	22	80	43	35	59	88	195	107	36	57	44
Avg. Price 2017	24	33	22	n/a	38	32	52	32	98	42	27	69	32
Avg. Gross Margin 2018	21	32	15	71	37	20	n/a	46	164	85	18	15	29
Avg. Gross Margin 2017	11	16	12	n/a	34	14	n/a	12	82	33	15	21	20
Sources: Pampa Energía S.A. and CAMMESA.

Note: gross margin before amortization and depreciation. Exchange rate Ps./U.S.$: 2018 – 28.13; 2017 – 16.57.

Summary of the committed expansion projects

Project	MW	Equipment Provider	Marketing	Date of Commissioning
Thermal
CTLL	15	MAN	Resolution SEE N° 19/17	Third Quarter of 2019
CTGEBA	383	Siemens	Agreement in U.S.$ for 15 years	GT1:second quarter of 2019 / CC1:second quarter of 2020
Renewable
PEPE II and PEPE III	106	Vestas	MAT ER	Second Quarter of 2019
Total	504

Note: (1) GT: Gas Turbine / CC: Combined Cycle.

Our Distribution of Energy Business

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor)

We are engaged in the electricity distribution business through our subsidiary Edenor, which was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2018. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 8.5 million people. As of December 31, 2018, Edenor served 3,040,386 customers.

Summary of the Edenor concession

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

Term. Edenor’s concession currently expires on August 31, 2087, and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period starting from the date of entry into force of the new tariff structure to be adopted under the RTI. The remaining ten-year periods will run from the expiration of such extension of the initial management period. In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of Edenor’s capital stock and voting rights in similar conditions to those under which we acquired our stake. If we (or our successor) is the highest bidder or if our bid equals the highest bid, we will retain 51% of Edenor’s stock, no funds will need to be paid to the Argentine Government and we will have no further obligation with respect to the bid. There is no restriction as to the price we may bid.

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

Edenor’s concession requires it to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in the concession. Edenor is also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of electricity distribution services. The ENRE also requires Edenor to compile and periodically submit various types of reports regarding the quality of its service and other technical and commercial data, which we must periodically report to the ENRE.

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the executive branch of the Argentine Government was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body.

On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded under the Concession Agreement by the Argentine Government to Edenor, from the jurisdiction of the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires. Edenor was not a party to such agreement, and, is analyzing the scope and implications thereof.

Edenor is obligated to allow certain third parties (namely, other agents and large users) to access any available transportation capacity within Edenor’s distribution system upon payment of a wheeling fee.

Consequently, Edenor must render the distribution service on an uninterrupted basis to satisfy any reasonable demand. Edenor is prohibited from engaging in practices that limit competition or result in monopolistic abuses.

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

The fines and penalties imposed on Edenor by the ENRE amounted to Ps.3,116.5 million and Ps.856.7 million as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, total accrued fines and penalties imposed on Edenor amounted to Ps.6,933.0 million, of which Ps. 4,311.4 million (including accrued interest) corresponded to penalties accrued but not yet imposed on Edenor and Ps. 2,621.6 million (including accrued interest) corresponded to penalties imposed on Edenor but not yet paid.

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE set the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17. According to the ENRE, many of the penalties imposed in KWh must be valued at the date of the penalizable event. The effects of these modifications have been quantified by the Company and recognized as of December 31, 2018.

In accordance with the provisions of ENRE Resolution No. 63/17, Edenor is required to submit, within a term of 60 calendar days, the calculation of global indicators, interruptions for which force majeure was alleged, and the calculation of individual indicators and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts was not verified, will impose a fine, payable to the Argentine Government, for an amount equivalent to twice the value of the original amount that should have been recorded. As of the date of this annual report, Edenor has complied with the provisions of ENRE Resolution No. 63/17 in relation to the six-month period ended August 31, 2018 and Edenor is preparing the information in relation to the six-month period ended February 28, 2019, which Edenor will present before its expiration date.

Furthermore, through certain resolutions concerning penalties relating to the quality of the commercial and technical service, the ENRE has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by Edenor. In this regard, the ENRE implemented an automatic penalty mechanism so that the discounts on account of deviations from the established limits may be credited to users within a term of 60 days as from the end of the six-month control period.

In fiscal year 2018, the ENRE regulated and/or issued several new penalty procedures, including: (i) ENRE Resolution No. 118/18 regulating the compensation for extraordinary service provision interruptions; (ii) ENRE Resolution No. 170/18 regulating the penalty system for deviations from the investment plan, a procedure whereby real investments are compared to the annual investment plan submitted by Edenor, and the investment plan carried out for the 5-year rate period is assessed as against the five-year period plan proposed in the RTI; (iii) ENRE Resolution No. 198/18 establishing a new supplementary penalty system of technical service quality, which penalizes deviations from quality parameters at the feeder level; and (iv) ENRE Resolution No. 91/18 which provides that through the filing of charges against Edenor, the ENRE informs Edenor about the penalty system to be applied for failure to comply with meter-reading and billing time periods.

Pledge of Class A shares. In accordance with the concession, the 51% stake we own in Edenor was pledged to the Argentine Government to secure the obligations arising from the concession. The Adjustment Agreement (as defined below) extended the pledge to secure the obligations under such agreement as well. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur (see “Item 3. Risk Factors–Risks Relating to our Distribution of Energy Business – The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition”).

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

Tariffs. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to users in the wheeling system) are composed of:

•

the cost of electric power purchases, which Edenor passes through to its users, and a fixed charge (which varies depending on the category and level of consumption of each user and their energy purchase prices) to cover a portion of Edenor’s energy losses in its distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our distribution concession);

•	Edenor’s regulated distribution margin, which is known as the value‑added for distribution, or VAD; and
•	any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain of Edenor’s large users (which we refer to as wheeling system users) are eligible to purchase their energy needs directly from generators in the WEM and only acquire from Edenor the service of electricity delivery. As a result, Edenor’s tariffs for these large users (known as “wheeling charges”) do not include, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin. As a result, although the amounts billed to wheeling system users are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system users is similar to that of other large users because Edenor does not incur the corresponding cost of electric power purchases related to those sales.

Distribution margin or value-added for distribution (VAD)

Edenor’s Concession authorizes Edenor to charge a distribution margin for its services to seek to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base.

Adjustment Agreement. On September 21, 2005, Edenor entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (the “Adjustment Agreement”). The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007. The following are the key provisions of the Adjustment Agreement:

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

Pursuant to the Adjustment Agreement, the Argentine Government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff. Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD. The increase was made effective retroactively as from November 1, 2005 and remained in effect until the approval of the tariff scheme pursuant to the RTI in February 2017.

Furthermore, on December 16, 2015, the Macri administration declared a state of emergency of the national electricity system that remained in effect through December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina— The impact of the next congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but is likely to be material.”

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

Integral Tariff Revision (RTI).

An integral tariff proposal includes, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed onto Edenor’s users (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, pursuant to Resolution No. 55/16, Edenor submitted its rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

On February 1, 2017, the ENRE issued Resolution No. 63/17 pursuant to which, the ENRE approved a new tariff scheme which set Edenor’s VAD for the following five-year period.

The ENRE also established a non-automatic mechanism to adjust Edenor’s tariff, as it had done in the original Edenor Concession Agreement and the Adjustment Agreement, in order to preserve the economic and financial sustainability of the concession in the event of price variations in the economy. This mechanism has a six-month basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariff when the result is above 5%. In connection with quality standards, the ENRE approved new parameters with the purpose of achieving, by the end of the five-year period an acceptable quality. In this regard, it established a penalties regime to be applied in the event of noncompliance with the quality rates.

Despite the progress achieved with regard to the completion of the RTI process, as of this annual report, the definitive treatment to be given by the ME&M to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other accounting effects caused by the partial measures adopted under the RTI process, has yet to be defined. These issues, include, among others:

•        the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the Fondo de Obras de Consolidación y Expansión de Distribución Eléctrica’s (Fund for Electricity Distribution Expansion and Consolidation Works or “FOCEDE”) funds;

•        the conditions for the settlement of the outstanding balance with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•        the treatment to be given to the penalties and discounts determined by the ENRE, which payment/crediting is pending.

During the second half of 2017 in several presentations made to the ENRE, Edenor submitted for approval the electricity rate schedules to be applied from August 1, 2017 and from November 1, 2017, related to the variation recorded in the CPD for the January-June 2017 period, and to the second stage increase set forth in Resolution No. 63/17, respectively.

On October 31, 2017, the ENRE, as instructed by the ME&M, postponed to December 1, 2017 the application of the CPD increases abovementioned.

On November 30, 2017, through Resolution No. 603/17 the ENRE established the output power reference prices and the stabilized prices for energy and transport, as well as the new social tariff methodology and the new incentive schedule for savings, by determining the tariff schedule as of December 1, 2017.

On November 30, 2017, pursuant to Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017, which was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved Edenor’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, Resolution No. 208/18 established a system of caps for the social tariff as well as the values that Edenor had to apply to determine and credit discounts in the electricity bills of the users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Additionally, the informed average electricity rate value amounted to Ps. 2.9871/KWh.

On December 27, 2018, Resolution No. 366/2018 issued by the SGE approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission for February 2019 to October 2019 period. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions. As of the date of date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social rate on a regular basis.

On January 31, 2019, ENRE Resolution No. 25 approved the values of Edenor’s tariff scheme as from February 1, 2019 and incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the Autonomous City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018. As of the date, the Province of Buenos Aires and the City of Buenos

Aires are assuming the payment of the social rate regularly

Moreover, on January 31, 2019, pursuant to Resolution No. 27/2019, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 to February 2019 and for the month of February 2019 totaled Ps. 1,005 million and Ps. 841 million respectively, and will be paid in 5 installments as from March 2019. Additionally, Ps. 51 million, will be collected under the same method due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/2018, which acknowledged additional costs that had not been calculated as part of prior tariffs.

Users. As of December 31, 2018, Edenor served 3,040,386 users. Edenor defines a “user” as one meter. Edenor classifies its users pursuant to the following tariff categories:

•        Residential (T1-R1 to T1-R9): residential users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 42.3% of Edenor’s electricity sales.

•        Small commercial (T1-G1 and T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 8.5% of Edenor’s electricity sales.

•        Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2018, this category accounted for approximately 7.9% of Edenor’s electricity sales.

•        Industrial (T3): industrial commercial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2018, this category accounted for approximately 17.2% of Edenor’s electricity sales. This category does not include users who purchase their electricity requirements directly through the WEM under the wheeling system.

•        Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the WEM. As of December 31, 2018, the total number of such large users was 699, and in 2018 this category represented approximately 26.1% of Edenor´s electricity sales.

•        Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 6% of Edenor’s electricity sales.

Edenor strives to maintain an accurate categorization of its users in order to charge the appropriate tariff to each user. In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential users and to identify residential users whose peak capacity demand exceeds 10kW and which, therefore, do not qualify as residential users.

Shantytowns. In accordance with the terms of its concession and given the nature of public service that the distribution of electricity is granted under Argentine law, Edenor is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement (the “Framework Agreement”) with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor has the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the municipality in which it is located and, if there is a shortfall, by a special fund sponsored by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires contributes an amount equal to 15.5%, of such compensation, net of taxes, paid by those users with payment problems and meter irregularities that is transferred to distributors as compensation.

On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine Government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007. The Argentine Government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009.

On August 3, 2017, the Framework Agreement was extended through September 30, 2017. The signing of the agreement mentioned above represented the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of Ps.497.2 million.

As of the date of this annual report, Edenor is in negotiations with the Argentine Government for the signing of a new extension for the period elapsed from October 1, 2017 through December 31, 2018, and the payment of the electricity supplied during such period; therefore, no revenue for this concept has been recognized.

Additionally, and as a result of the transfer of jurisdiction over the public service of electricity distribution from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires pursuant to Law No. 27,467, Edenor will be required to undertake a review of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019 with the new “Grantors” of the Concession, once the transfer has been completed. In this framework, the Government of the Province of Buenos Aires enacted the General Budget Law No. 15,078, which established that the Province shall pay the aforementioned expenses up to the amount paid in 2018  and any amount in excess shall be borne by the relevant municipalities, such consumption to be previously approved by the regulatory entities or local authorities having jurisdiction in each area.

Energy losses. Energy losses are equivalent to the difference between energy purchased and energy sold, and may be classified as technical or non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the users. Non-technical losses are primarily due to illegal use of Edenor’s services and technical errors. Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its users the cost of these purchases up to a loss factor specified in the concession for each tariff category. The average loss factor under Edenor’s concession is 10%.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2007.

	Year ended December 31,
	2018	2017	2016
Technical Losses	8.4%	8.8%	9.6%
Non Technical Loses	9.8%	8.3%	7.4%
Total Loses	18.2%	17.1%	17.0%

Our Oil and Gas Business

Exploration and Production

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

The oil and gas exploration and production segment is key for the integration with our energy operations. A major portion of our gas production is destined to our power generation operations in Argentina, and the remaining gas is destined to residential and gas distributors, compressed natural gas (“CNG”), industries and exports during the summer season.

We are engaged in the oil and gas business directly and through investments in Oldelval, OCP and minor interests in four productive blocks in Venezuela, through mixed companies Empresas Mixtas, corporations whose majority shareholder is a subsidiary of PDVSA, Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares)), see “Our Oil and Gas Business—Venezuela”. As of December 31, 2018:

•        our combined crude oil and natural gas proved reserves were 130.3 million barrels of oil equivalent, 59% of which were proved developed reserves. Natural gas accounted for approximately 88% of our combined proved reserves and liquid hydrocarbons for 12%.

•        our combined oil and gas production in Argentina averaged 44.8 thousand barrels of oil equivalent per day, considering continuing operations. Crude oil accounted for approximately 5.1 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 238 million standard cubic feet per day, or 39.7 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent.

During 2018, according to the ME&M, gas production in Argentina increased by 5.4% (4.55 billion cubic feet per day on average), and oil production increased 2% and stood at 497.896 barrels per day.

In December 2018, according to the ME&M, our consolidated oil and gas production (i.e. including our discontinued operations) accounted for approximately 1% and 5% of total oil production and gas production in Argentina, respectively.

Key Information Relating to Oil and Gas

As of December 31, 2018, we had interests in 18 areas, joint operations (UTEs) and agreements in Argentina: 11 oil and gas production areas and 7 exploration blocks located within exploration areas or pending authorization for production. As of December 31, 2018, we were directly or indirectly the contractual operator of 8 of the 18 blocks in which we had an interest.

Acreage

As of December 31, 2018, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by us and our subsidiaries, joint operations and associates.

	Acreage (*)
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross	Net (3)
	(in thousands of acres)
Argentina	999	318	668	305

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

Productive Wells

 As of December 31, 2018, our total gross and net productive wells were as follows. The table includes the total gross and net productive wells by us and our subsidiaries, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina	498	166	394	184	892	350

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

(1) Refers to number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

Drilling Activities

 In 2018, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth.

The following table sets forth the number of total wells we drilled in Argentina and the results for the relevant periods.

A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by us, joint operations and associates (includes our discontinued operations). We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

	Year ended December 31,
	2018		2017		2016
	Argentina	Venezuela	Argentina	Venezuela	Argentina	Venezuela
Gross wells drilled:
Production:
Development wells:
Oil	31	-	35	-	20	-
Gas	31	-	36	-	28	-
Dry wells	-	-	1	-	-	-
Total	62	-	72	-	48	-

Exploration:
Discovery wells:
Oil	2	-	2	-	1	-
Gas	3	-	1	-	1	-
Dry wells	-	-	-	-	1	-
Total	5	-	3	-	3	-

Net wells drilled:
Production:
Development wells:
Oil	8	-	19	-	10	-
Gas	17	-	21	-	16	-
Dry wells	-	-	1	-	-	-
Total	25	-	41	-	26	-

Exploration:
Discovery wells:
Oil	1	-	1	-	-	-
Gas	1	-	-	-	1	-
Dry wells	-	-	-	-	1	-
Total	1	-	1	-	2	-

   Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In 2018, we continued with the development of our investment plan focusing on the activity and development of tight gas reserves in the areas of El Mangrullo, Rincón del Mangrullo and Rio Neuquén. Our investment plan included the drilling of 67 producing and injector’s wells and the workover of 4 wells.

In the Neuquén Basin, Pampa concentrated its natural gas drilling activity in the El Mangrullo, Río Neuquén and Rincón del Mangrullo with 8, 12 and 9 producing wells, respectively, and the remaining 5 in the Aguaragüe and Gobernador Ayala areas. Thirty-three producing and injector wells were drilled in oil blocks, as well as 14 workovers in the areas of Gobernador Ayala and El Tordillo in the Neuquén Basin, and the San Jorge Gulf Basin, respectively.

Production

The following table sets forth our oil and gas production during 2018. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2018. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report. We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

Argentina			2018 Production
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration

El Mangrullo	Neuquén	NQN	27	35,481	5,940	Pampa	100.00%	2053
Sierra Chata(4)	Neuquén	NQN	32	8,371	1,427	Pampa	45.55%	2053
Río Neuquén	Neuquén/Río Negro	NQN	260	15,813	2,896	YPF	33.07%/31.42%	2027/2051
Rincón del Mangrullo	Neuquén	NQN	67	23,414	3,970	YPF	50.00%	2052
Estación Fernández Oro	Neuquén	NQN	1	212	37	Ysur	15.00%	2026(5)
Anticlinal Campamento	Neuquén	NQN	0	155	26	Ysur	15.00%	2026(6)
Río Limay Este (Ex Senillosa)	Neuquén	NQN	-	-	-	Pampa	85.00%	2040
Aguaragüe	Salta	NOA	90	3,264	634	Tecpetrol	15.00%	2023/2027
El Tordillo	Chubut	CGSJ	1,075	324	1,129	Tecpetrol	35.67%	2027
La Tapera – Puesto Quiroga	Chubut	CGSJ	24	1	24	Tecpetrol	35.67%	2027
Gobernador Ayala	Neuquén	NQN	274	-	274	Pluspetrol	22.51%	2036
Total Argentina			1,851	87,035	16,357

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

(1)   In thousands of barrels of oil equivalent. Includes LPG.

(2)   Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. In millions of cubic feet.

(3)   In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

(4)    Production includes Parva Negra Este block.

(5)    It corresponds to production of 13 wells and to a 15% in association with YSUR.

(6)    It corresponds to production of 9 wells and to a 15% in association with YSUR.

               The following table sets forth the production of oil and gas in Argentina and outside for the relevant periods:

	Year ended December 31,
	2018		2017		2016
Argentina	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Rio Neuquén area in Argentina(3)	260	15,813	234	13,966	165	9,526
El Mangrullo area in Argentina(3)	27	35,841	21	31,881	16	14,726
Rincón del Mangrullo area in Argentina(3)	67	23,414	85	31,308	90	30,295
Other areas in Argentina	1,494	12,333	6,807	25,885	3,847	12,171
Venezuela(4) (5)	-	-	465	-	307	62

Total	1,849	87,401	7,612	103,040	4,425	66,780

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

(1) Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.

(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.

(3) Río Neuquén, El Mangrullo and Rincón del Mangrullo areas are separately included as they contain more than 15% of our total proved reserves.

(4) Indirect interests through mixed companies.

(5) We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

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

During 2018, our production was concentrated in three basins: the Neuquén, San Jorge and Noroeste. In Argentina, we own 623,000 net acres, and in the Neuquén basin — the most important basin in the country in terms of oil and gas production —we own approximately 400,000 net acres (representing 64% of our total acres). Our most important fields in the Neuquén basin are El Mangrullo, Sierra Chata, Río Neuquén and Rincón del Mangrullo. As of December 31, 2018, we owned 911 productive wells in Argentina.

For the year 2018, our average daily production was 5,064 barrels of crude oil and 238 million cubic feet of natural gas. Considering continuing operations, oil production increased 4% and gas production decreased 3%, compared to 2017.

Production Outside Argentina

Venezuela

With the acquisition of Petrobras Argentina, we acquired four productive blocks in Venezuela: Oritupano Leona, La Concepción, Acema and Mata. We hold interests in such productive blocks through direct and indirect interests in mixed companies operated by PDVSA: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.

However, since the Acquisition, the authorizations regarding the change of indirect control by the Government of Venezuela have not been obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares to said government in these cases, we have determined that the fair value of its investment as of the date of Acquisition is Ps.0.

As of the date of this annual report, we have not obtained the authorizations of the Government of Venezuela related to the change of indirect control requested in a timely manner. However, we have presented the technical, legal and financial information required in due time, as well as development plans and financing proposals that were submitted to the majority of the mixed companies, shareholder CVP (Corporación Venezolana de Petróleo S.A.) without receiving a favorable response. Likewise, CVP has determined that, given the time that has elapsed, we should begin the process of submitting plans according to new guidelines to be provided by the Ministerio del Poder Popular de Petróleo de la República Bolivariana of Venezuela, which have not yet been communicated to us.

We have expressed with the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed companies has ceased and that we are willing to negotiate the transfer of our shares to CVP. As a result, we are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information on oil and gas activities regarding Venezuela for the year ended December 31, 2018.

Ecuador

On October 31, 2008, EcuadorTLC S.A. (“EcuadorTLC”, a wholly-owned subsidiary of the Company established in the Republic of Ecuador), Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the “Amendatory Agreements”), while the parties negotiated the migration to a new contract modality.

The consortium decided not to accept the final proposal received from the Ecuadorian government to migrate from the original arrangements to service agreements in Block 18 and the Palo Azul Unified Field. Consequently, through a Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC of the termination of the participation agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements provides that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by reference to a variable rate, and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

After taking the required administrative and judicial steps and being unable to reach an agreement with the Ecuadorian Government, on June 21, 2013, EcuadorTLC, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the consortium, (the “Plaintiff Parties”) submitted a letter of notification of a dispute under the terms of the Amendatory Agreements to the Ecuadorian State, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which arbitration commenced on February 26, 2014.

EcuadorTLC’s participation in the Bloque 18 Consortium is 30% and the final award by the arbitration tribunal corresponding to EcuadorTLC stake, amounted to U.S.$176 million (the “Final Award”).

On March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the “Arbitration Settlement”) pursuant to which the Plaintiff Parties agreed not pursue the collection of the Final Award, in exchange for a compensation for general damages, which for EcuadorTLC comprises (i) a release from fiscal and labor claims currently in the trial stage, amounting to more than U.S.$132 million, and (ii) an additional compensation of U.S.$54 million, which was paid by the end of first half of 2018 (including the recovery of granted guarantees).

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

As a result of the Arbitration Settlement, we have disclosed net profits for U.S.$ 40 million (Ps. 1,116 million) as of December 31, 2018, consisting of: (i) a profit of U.S.$ 133 million in consequential damages after writing off of the receivable of U.S.$ 53 million to be recovered from the Ecuadorian Government pursuant to the Amending Agreements, and (ii) a U.S.$  93 million loss associated with the agreement to the terms of the tax claims assigned to Ecuador TLC in accordance with the Arbitration Settlement.

Crude Oil Transportation Agreement with OCP

Starting on November 10, 2003, EcuadorTLC, entered into a “ship or pay” agreement with OCP, whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term (the “Agreement with OCP”)

Under the Agreement with OCP, EcuadorTLC must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCPs operating costs and financial services, among other items.

EcuadorTLC is entitled to sell transportation capacity through OCP’s pipeline to mitigate the negative effect of excess contracted capacity. In this respect, EcuadorTLC periodically negotiates the sale of committed transportation capacity. On December 31, 2008, EcuadorTLC and Petroecuador entered into an agreement under which, as from January 1, 2009, transportation of crude oil through OCP’s pipeline is charged by Petroecuador to the transportation capacity committed to under the agreement entered into between EcuadorTLC and OCP, up to a maximum of 70,000 barrels per day. EcuadorTLC has initiated legal actions against Petroecuador due to breaches of contract by the buyers. In addition, EcuadorTLC sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period.

In January 2018, EcuadorTLC assigned to Petrobras Energía Operaciones S.A. (“PEO”) a transportation capacity of 10,000 barrels per day. As a result, EcuadorTLC will pay to PEO U.S.$ 2.9 million.

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

The Agreement with OCP expired on November 10, 2018, and, therefore collaterals held to ensure compliance with related financial commitments were gradually released as those commitments become extinguished. As of December 31, 2018, we do not hold any collateral in this respect.

OCP

In 2001, the Ecuadorian government awarded to OCP the rights to construct and operate for a 20-year term the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2018, we held an 11.42% interest in OCP. As of the date of this annual report, OCP’s other shareholders were Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V.

The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day are committed under transportation agreements that include a Ship or Pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed in 2003, when it began operations.

Our subsidiary, EcuadorTLC S.A., entered into a transportation agreement with OCP that includes a Ship or Pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, beginning on November 2003. For more information, see “—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador”.

As of December 31, 2017, OCP had negative shareholders’ equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. We have not committed to make capital contributions or provide financial assistance to OCP; therefore, our equity interest in OCP was valued at Ps. 0 in our financial statements as of and for the year ended December 31, 2017.

However, on December 6, 2018, OCP and the Republic of Ecuador executed an agreement to settle all claims and legal actions between them in relation to certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury had differences in interpretation. As a result, a total amount of U.S.$182 million was established for all concepts, of which: (i) U.S.$64 million corresponded to credits for income tax withholdings made by OCP in the following periods: 2004-2005 and 2007-2014; (i) U.S.$7 million was offset by a payment previously made by OCP related to a tax determination for the fiscal period 2003; and (iii) U.S.$111 million was paid in cash in two payments. Following the satisfaction of all obligations in accordance with the agreement, on December 21, 2018, the closing of the agreement between OCP and the Republic of Ecuador took place.

As a result of this agreement, OCP recorded a gain of U.S.$ 387 million. We have resumed the recognition of our equity interest in OCP, through our subsidiary Pampa Energía Bolivia S.A. (“PEB”), after recognizing previously unrecognized losses and, therefore, we recognized a gain for our equity interest in OCP of U.S.$35 million as of December 31, 2018.

Furthermore, on December 5, 2018, through our subsidiary PEB, we executed an agreement with Agip Oleoducto de Crudos Pesados BV to purchase shares representing 4.49% of OCP’s capital stock and subordinated debt issued by us. The closing of this transaction is subject to the approval of the Government of Ecuador, among other conditions precedents. As of the date of this annual report, the transaction remains subject to approval by the Government of Ecuador.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped non-conventional reservoirs, including both tight and shale gas in the Neuquén basin.

The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2018, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

Blocks/UTE	Location	Basin	Operator	Interest	Expiration
Parva Negra Este	Neuquén	NQN	Pampa	42,50%	2019(1)
Chirete	Salta	NOA	High Luck	50,00%	2018(2)
Rio Atuel	Neuquén	NQN	Petrolera El Trebol	33,33%	2018(4)
Veta Escondida - Rincón de Aranda	Neuquén	NQN	Pampa	55,00%	2027
Borde del Limay	Neuquén	NQN	Pampa	85,00%	2015(3)
Los Vértices	Neuquén	NQN	Pampa	85,00%	2015(3)
Las Tacanas Norte	Neuquén	NQN	Pampa	90,00%	2022

(1) On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L. As of the date of this annual report, the extension of the exploration license for the Parva Negra Este block was requested from the Province of Neuquen. The approval still remains pending.

(2) On February 22, 2019, Provincial Executive Order No. 249/19 was issued, which extended the exploratory term for a 12-month period effective as from November 18, 2018.

(3) In process of being transferred to GyP (holder of the exploration permit).

(4) The exploration permits expired in September 2018, and the term was extended until March 13, 2019 pursuant to Administrative Decision No. 19/18 issued by the Department of Hydrocarbons of Mendoza. On March 9, 2019, the suspension of the term for a period of six months was approved by the Department of Hydrocarbons of Mendoza pursuant to Administrative Decision No. 7/19.

As of December 31, 2018, we held interests in approximately 668,000 gross exploration acres in Argentina and approximately 362,000 gross exploration and production acres were located in shale oil/shale gas areas.

Our exploratory investments in gas in 2018 focused on the drilling of Shale Gas Pilot Wells in El Mangrullo, targeting the Vaca Muerta Reservoir. Two vertical wells were drilled, M-1104 and M-1111, each with a depth of 2900  meters. The drilling of a pilot vertical well, is the first stage of the construction of 3 wells PAD, each well with a horizontal extension of approximately 2,500 meters.

In respect of oil investments, in the second semester of 2018, the Los Blancos x – 2001 well was drilled in El Chirete area. On November 29, 2018, the discovery of oil was announced in the Las Breñas formation, at a depth of 2,705 m.  Due to the positive results obtained, studies will continue to define the commercial feasibility of the project.

Cost of Sales, Revenues and Price

Cost of Sales, Royalties and Depreciation

The following table sets forth our average cost of sales, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2018, 2017 and 2016. This table includes our net share of production of by us, joint operations and associates. We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

	Year ended December 31,
Argentina	2018	2017	2016
	(in Pesos per barrel of oil equivalent)

Production cost	236	460	389
Royalties	132	146	138
Depreciation	143	248	326
Total	511	854	853

Venezuela (1)(2)

Production cost	-	3,392	27,372
Royalties	-	289	459
Depreciation	-	689	695
Total	-	4,369	28,526
(1) Amounts are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate and are stated in terms of the measuring unit current as of December 31, 2018.
 (2) We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

 Revenues

The following table sets forth revenues for the oil and gas exploration and production business segment by geographic area for the fiscal years ended December 31, 2018, 2017 and 2016. We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

	Year ended December 31,
	2018	2017	2016
Argentina (*)
	(in millions of Pesos stated in terms of the measuring unit current as of December 31, 2018)

Oil	5,591	14,511	6,355
Gas	16,346	11,542	10,189
Others	182	1,104	410
Total	22,119	27,157	16,954

Venezuela (1)

Oil	-	565	436
Gas	-	-	6
Total	-	565	442
(*) Includes discontinued operations.
(1) We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018

For the year ended of December 31, 2018, the Gas Plan reached Ps. 891 million, representing a decrease of 79.5% compared to 2017 (Ps. 4,351 million).

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2018, 2017 and 2016. We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2018	2017	2016
Argentina
Oil (In Pesos per barrel of Oil)	863	1,971	1,843
Gas (In Pesos per thousand cubic feet)	161	112	141
Average price of sale for barrel of Oil and for million cubic feet of Gas	2018	2017	2016
Venezuela (1)(2)
Oil (In Pesos per barrel of Oil)	-	1,214	1,382
(1) Amounts are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate and are stated in terms of the measuring unit current as of December 31, 2018.
(2)  We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2018, we were contractually committed to deliver approximately 0,800 MMm3 of natural gas in 2019. According to our estimates as of December 31, 2018, our contractual delivery commitments that do not extend beyond 2019, could be met with our own production and, if necessary, with purchases from third parties.

Oldelval

In line with our strategy to focus our resources on core businesses, on November 2, 2018 we executed an agreement with ExxonMobil Exploration Argentina S.R.L. (“ExxonMobil”) for the sale of 21% of the capital stock of Oldelval, which closed on November 27, 2018. For more information about strategic divestments, see “—Recent Developments— Strategic Divestments— Sale of Equity Ownership in Oleoductos del Valle S.A.(“Oldelval”). As a result, as of December 31, 2018, we held a 2.1% interest in Oldelval.

Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul refinery located in the pipeline’s area of influence.

 As of December 31, 2018, oil volumes transported by Oldelval from Allen to Puerto Rosales averaged 20,737 cubic meters per day, while oil transportation to the refineries located in the Province of Neuquén totaled an average 2,576 cubic meters per day. Total transportation volume was 24,145 cubic meters per day, equivalent to 55.4 million barrel transported in 2018, representing a 7.2% increase compared to 2017. In addition, the transportation of crude oil’s service was provided without interruptions, ensuring operational continuity and a reliable pumping system.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The evaluation of our reserves covered the reserves located in areas operated and non-operated by us. The proved oil and natural gas reserve were estimated in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. GCA performed an independent audit of 83% of our estimated proved reserves as of December 31, 2018. We provided all information required during the course of the audit process to the satisfaction of GCA. See the Reserves Report by GCA, dated April 17, 2019 included as Exhibit 13.2 to this annual report.

As of December 31, 2018, 2017 and 2016, 83%, 100% and 89%, respectively, of our estimated proved reserves were audited by GCA.

As of December 31, 2018, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 130.3 MMboe (15.0 MMboe of liquid hydrocarbons and 692.0 billion cubic feet, or 115.3 MMboe, of natural gas), of which 659.7 billion cubic feet were estimated to be sales gas and 32.3 billion cubic feet were estimated to be consumed as fuel gas in operation (which are included in our total natural gas proved reserves). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 12% and 88%, respectively, of our total proved reserves as of December 31, 2018. The reserves outside Argentina (Venezuela) were reclassified as contingents in December 2016, due to profitability and the economic situation of Venezuela.

As of December 31, 2018, proved developed reserves of crude oil equivalent represented 59% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately eight years of production at 2018 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2018, including joint operations and associates.

	Reserves as of December 31, 2018

Reserves category	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billons cubic feet)	Oil Equivalent (MMboe)

PROVED Developed	9.2	409.8	77.5
PROVED Undeveloped	5.8	282.2	52.8

Total proved reserves (developed and undeveloped)	15.0	692.0	130.3

The statements contained in this Item 4 regarding exploration and development projects and production estimates are forward-looking and subject to significant risks and uncertainties. Although we believe that these expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that our actual levels of activity, production or performance will meet those expectations. See “Item 3. Key Information—Risk Factors.”

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2018, 2017 and 2016.

	2018		2017		2016
	Millions of barrels of oil equivalent (1)	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves

Proved developed reserves	77.5	59.4%	107.4	64.3%	100.1	69.5%
Proved undeveloped reserves	52.8	40.6%	59.7	35.7%	43.9	30.5%

Total Proved Reserves	130.3	100%	167.1	100%	143.9	100%

   Note: All figures have been subject to rounding, so figures shown as totals may not sum.

We prioritize the development of new business opportunities associated with unconventional gas reserves in Argentina. During 2018, we drilled 8 wells in the El Mangrullo area,12 wells in the Rio Neuquén area and 9 wells in the Rincón del Mangrullo area aimed at developing unconventional gas reserves in the Punta Rosada and Mulichinco reservoirs.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. As of December 31, 2018, the reserves in Venezuela were reclassified as contingent resources since December 2016 because of profitability and the economic situation of such country.

Reserves Evolution

The table below sets forth total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes our net share of the proved reserves of our joint operations and associates. We are currently unable to obtain accurate information about the mixed companies in Venezuela and, consequently, have not disclosed information regarding Venezuela for the year ended December 31, 2018.

	Crude oil, condensate and natural gas liquids			Natural gas

	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2016	46,925	-	46,925	582,076	-	582,076	143.9
Proved developed reserves as of December 31, 2016	35,381	-	35,381	388,157	-	388,157	100.1
Increase (decrease) originated in:
Revisions of previous estimates	978	465	1,443	-5,516	-	-5,516	0.5
Improved recovery	64	-	64	219	-	219	0.1
Extensions and discoveries	224	-	224	232,477	-	232,477	39.0
Purchase of proved reserves in place	585	-	585	46,386	-	46,386	8.3
Sale of proved reserves in place	-	-	-	-	-	-	-
Year’s production	-7,146	-465	-7,610	-102,956	-	-102,956	-24.8
Total proved developed and undeveloped reserves as of December 31, 2017	41,630	-	41,630	752,686	-	752,686	167.1
Proved developed reserves as of December 31, 2017	32,935	-	32,935	446,594	-	446,594	107.4
Increase (decrease) originated in:
Revisions of previous estimates	1,003	-	1,003	-54,588	-	-54,588	-8.1
Improved recovery	-	-	-	-	-	-	-
Extensions and discoveries	1,943	-	1,943	99,950	-	99,950	18.6
Purchase of proved reserves in place	81	-	81	65,115	-	65,115	10.9
Sale of proved reserves in place	-27,814	-	-27,814	-85,125	-	-85,125	-42.0
Year’s production	-1,845	-	-1,845	-86,073	-	-86,073	-16.2
Total proved developed and undeveloped reserves as of December 31, 2018	14,997	-	14,997	691,965	-	691,965	130.3
Proved developed reserves as of December 31, 2018	9,179	-	9,179	409,782	-	409,782	77.5
(1) Gas converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

As of December 31, 2018, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 130.3 MMboe (15.0 MMboe of liquid hydrocarbons and 692.0 billion cubic feet, or 115.3 MMboe, of natural gas), representing a 22% decrease compared to proved reserves as of December 31, 2017 (a decrease of 64% and a decrease of 8% for liquid hydrocarbons and natural gas, respectively).

During 2018, previous estimates of our fields located in Argentina were subject to revisions representing a decrease of 8.1 MMboe mainly attributable to adjustments of production estimates in Rincón del Mangrullo and performance of drilling activities in the Sierra Chata and the Rincón del Mangrullo areas, extension and discoveries increased by 18.6 MMboe through drilling activities, mostly in the El Mangrullo area and the Río Neuquén area. In addition, an increase of 10.9 MMboe was attributable to the purchase of proved reserves due to the new 35-year non-conventional concession in the El Mangrullo and the Sierra Chata areas, both located in the Neuquén basin (see below). Also, the sale of our interest in the Medanito, Jaguel de los Machos and PELSA blocks to Vista, caused a reduction of 42,0 million barrels of oil equivalent in our reserves.

As of December 31, 2018, 59% of our proved reserves were developed, while 41% were undeveloped. Proved developed reserves were 77.5 million of barrels of oil equivalent. During 2018, we invested U.S.$65 million to convert approximately 13.3 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 11% decrease in our proved undeveloped reserves in 2018 compared to 2017 was mainly attributable to:

(1)     the conversion of approximately 13.3 MMboe of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén basin, mainly in the El Mangrullo, Río Neuquén and Rincón del Mangrullo areas;

(2)     extensions and discoveries, through the drilling activities, mainly in the Río Neuquén and El Mangrullo area in the Neuquén basin, which resulted in the addition of 14.9 MMboe of proved undeveloped reserves;

(3)     the purchase of proved undeveloped reserves in connection with the new 35-years non-conventional concession in the El Mangrullo and Sierra Chata areas in the Neuquén basin, which resulted in the addition of 4.2 MMboe of proved undeveloped reserves;

(4)                 a decrease of 5.6 MMboe of proved undeveloped reserves, based on negative revisions to previous estimates of reserves and adjustments to production estimates based on performance of drilling activities, mainly in the Sierra Chata and Rincón del Mangrullo areas; and

(5)                 the sale of our interest in the Medanito, Jaguel de los Machos and PELSA blocks to Vista, caused a reduction of 7.0 MMboe in our proved undeveloped reserves.

The activities described in items (1), (2), (3), (4) and (5) above resulted in a net decrease of 6.9 MMboe in our proved undeveloped reserves in 2018 compared to 2017.

As of December 31, 2018, our proved undeveloped reserves were 52.8 MMboe, all of which corresponded to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 90% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance 10% will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 5.3 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

  Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or “RC”), safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimations seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our Reserves Report is a member of the Society of Petroleum Engineers, with over 30 years of experience in exploration and production activities. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director.

The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information available prior to December 31, 2018. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

We replace our reserves through the acquisition of producing fields, exploration and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves”. We prove up reserves with reservoir management techniques, such as appraisal wells, water flooding and enhanced oil recovery projects. The reservoir management techniques currently used are appraisal wells, water injection and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells and reservoir numerical stimulation are also used.

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

The Reserves Report covered 83% of our estimated total proved reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent Reserves Engineers Firm independently audited reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the Reserves Report based upon its evaluation. the Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Our estimated proved reserves as of December 31, 2018 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For recent events, please see “Item 4—Recent Developments–Strategic Divestments–Sale of Certain Oil and Gas Assets to Vista” and “Item 4—Recent Developments–Oil and Gas”.

Our Refining and Distribution Business

On May 9, 2018, following the satisfaction of all the conditions precedent to the sale, the sale to Trafigura of our main assets related to the refining and distribution segment assets closed. For more information, see “—Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura” and Note 5.2.2 to the Consolidated Financial Statements”.

As of December 31, 2018, we are engaged in the refining and distribution business through our storage facility in Dock-Sud and our 28.5% interest in Refinería del Norte S.A.

The following table shows main indicators for our consolidated refining and distribution segment from discontinued operations for the fiscal years ended December 31, 2018 and 2017:

Technical Information	2018 (1)	2017
Sales (thousand m3):
Crude Oil	24.3	16.6
Gas Oil	344.5	811.0
Gasolines	195.8	455.0
Fuel Oil, IFOs and Asphalts	138.0	297.2
Others	126.5	263.5
(1) Considers volumes sold until the closing of the sale of our refining and distribution assets to Trafigura.

Refining

Dock Sud Terminal

The Dock Sud distribution terminal, located in the province of Buenos Aires and in close proximity to the city of Buenos Aires, has a total nominal storage capacity of approximately 228 thousand cubic meters of light products and lubricants bases in 43 tanks. Fuel reception is carried out from the DAPSA and YPF piers through pipes, with facilities for dispatch and reception of tankers.

The Dock Sud Terminal is interconnected by pipelines to all the players located in its area and has contracts to operate in the DAPSA and YPF docks for the reception and delivery of product transported through tankers.

In March 2019, we executed an agreement with Raízen Argentina for the sale of our Dock Sud Terminal. For more information about strategic divestments, see “—Recent Developments— Strategic Divestments—Sale of Dock Sud Terminal”.

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales.

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, in the Province of Salta. Refinor’s refining capacity is 25.8 thousand bbl/day and its natural gas processing capacity is 20.3 million cubic meters of gas per day (“MMm3/d”).

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

The Campo Durán refinery receives crude oil/condensate and natural gas from the northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2018, the average daily processing of crude oil amounted to 6,086 barrels. In turn, gas processing reached a daily average of 15.5 million cubic meters.

In 2012 Refinor entered into an agreement with IEASA to supply the compression gas service, which IEASA was importing from Bolivia. This agreement was amended to extend: (i) the compression’s capacity up to 26 MMm3 of gas per day; and (ii) the term of the agreement to April 2019.

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

As of December 31, 2018, Refinor had a commercial network of 84 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Premium Max (97 octanes), Super Max (95 octanes) Eco Diesel and Eco Diesel Premium Max.

In 2018, sales of gasoline, gasoil, raw naphtha and other liquid fuels amounted to 533 thousand cubic meters, which represented a 6% decrease compared to 2017. LPG sales amounted to approximately 194 thousand tons, representing a 7% increase compared to 2017.

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

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and SBR.

As of the date of this annual report, the petrochemicals division has the following plants:

•      An integrated petrochemicals complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 50,000 tons of gases (LPG, which is used as raw material and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethylbenzene and 31,000 tons of ethylene; and

•      A polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

The following table sets forth main indicators of sales by major product for the petrochemicals division in Argentina for the fiscal year ended December 31, 2018 and 2017:

	2018	2017
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	64	67
SBR	26	33
Polystyrene (incl. BOPS)	50	67
Others	2015	291

Styrenics Division

As of December 31, 2018, monomer styrene sales volumes totaled 49 thousand tons, representing a decrease of 6% compared to 2017 and polystyrene sales volumes totaled 46 thousand tons, experiencing a 19% decrease in domestic sales associated with the fall in the refrigeration market, and a 36% decrease in exports. In 2018, BOPS sales volumes totaled 3.2 thousand tons, decreasing by 58% compared to 2017. In order to optimize the results of the business, we decided to discontinue the operation of the BOPS Plant as of April 2018. In this context, the Polystyrene Plant was temporarily stopped, affecting the sales volumes mentioned above.

In 2018, rubber sales totaled 26 thousand tons, of which 10 thousand tons were attributable to the domestic market and 16 thousand tons to exports. In 2018, the sales volume was 23% lower than 2017, due to lower sales to tire producers.

Reforming Gasoline Division

Sales of the Reforming division decreased by 25% compared to 2017 due to the lower availability of raw gasoline, as a result of the closure of the Oil Combustibles S.A.’s Plant.

Sales of intermediate gasoline and naphtha during 2018 totaled 153 thousand tons, which represented a 33% decrease compared to 2017, which is accounted for by a 53% decrease in domestic sales associated with the lower return of octane bases to Oil Combustibles. Sales of aromatics, hexane and paraffinic solvents during 2018 totaled 52 thousand tons, increasing by 8% compared to 2017. Propellant gas sales totaled 7,6 thousand tons in 2018, representing a 22% decrease compared to 2017 associated with lower production volumes.

As of December 31, 2018, our estimated market shares of the following products in Argentina were: styrene 100%, polystyrene 92% and SBR 80%.

Our Holding and Other Business

Our holding and other business segment is comprised, among other holdings, of our indirect interest in TGS, Argentina’s major gas transportation company, which owns a 9,184 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons a year. Furthermore, we co-control Transener, a company that operates and maintains the Argentine high voltage transmission grid covering 14.5 thousand km of proprietary lines, as well as 6.5 thousand km of Transba-owned high voltage lines. Transener transports 85% of the electricity in Argentina.

Our Interest in TGS

TGS is the most important gas transportation company in Argentina, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of Natural Gas Liquids (“NGL”) for both domestic and export markets, conducting its business from the General Cerri Complex located in Bahía Blanca, in the Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2018, Pampa holds a 25.5% indirect interest in TGS through CIESA.

Description of TGS’s Business Segments

Regulated Segment: Gas Transportation

In 2018, revenues from this business segment amounted to Ps. 15,462 million (before the intersegment’s sales), increasing by 107% compared to Ps. 7,456 million recorded in 2017, which was mainly due to the impact of: (i) the tariff update approved by ENARGAS Resolutions No. 310/18 as from April 1, 2018; (ii) the tariff update approved by ENARGAS Resolution No. 265/18 as from April 1, 2018; and (iii) to a lesser extent, the increase in revenues in the production and commercialization of liquids’ segment, attributable to both the international reference prices and volumes sold; partially offset by the effects of the restatement of TGS’ financial statements.

Revenues from this business segment result mainly from firm natural gas transportation agreements, whereby the pipeline capacity is reserved and paid for irrespective of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the pipeline’s available capacity. Furthermore, TGS provides operation and maintenance services for assets assigned to the natural gas transportation system corresponding to the extensions encouraged by the Argentine Government and held by trusts created to such effect. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU (Cargo de Acceso Único, “Access and Use Position”) established by ENARGAS, which remained unchanged since its creation in 2005 its update in May 2015.

In 2018, the daily average injection of natural gas into the gas pipeline system by local producers was 69.6 MMm3/d, a 5.8% higher than in 2017. TGS´s gas pipeline system was responsive to meet the demand.

Regarding trade, during 2018 TGS launched two open bids, for an additional average 35-year period, which allowed for the renewal of the 305.5 thousand m3/day of remaining capacity in the Neuquén - Greater Buenos Aires route, as well as the allocation of the incremental capacity obtained through the execution of certain adaptation works in the General San Martín gas pipeline, equivalent to 271 thousand m3/day in the Tierra del Fuego – Buenos Aires route. The firm transportation service was commissioned on January 1, 2019 for a 35-year term.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and selling of gas liquids is not regulated by ENARGAS.

In 2018, this segment’s revenues accounted for 48.8% of TGS total revenues, which have increased from Ps. 11,174 million recorded in 2017 to Ps. 16,627 million in 2018. Revenues from the liquid fuel business have increased mainly as a result of the exchange rate effect on sales denominated in U.S.$. partially offset by the effects of the restatement of TGS’ financial statements.

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

During fiscal year 2018, the production of liquids was 1,165,286 short tons, higher than 2017, mainly as a result of the higher levels of natural gas reaching the Cerri Complex for processing and the larger quantity of ethane tons produced. Likewise, in 2018 no production restrictions were recorded during the winter period on account of the higher supply of domestic gas from unconventional gas developments.

Furthermore, TGS has entered into export agreements for the 2018/2019 summer period, which not only enabled the company to obtain better prices than with “spot” sales, but also brought short-term certainty for the sale of these products.

In the domestic market, during 2018 TGS continued satisfying the ME&M’s requirements on the volumes to be provided to the domestic market under both the new stabilization program and the network propane agreement. Under these programs, TGS sells volumes well below market prices, which, under certain conditions, results in negative operating margins.

On September 6, 2018, TGS entered into an ethane sales agreement with PBB Polisur (“PBB”), a subsidiary of Dow Chemical and TGS’s sole customer for the commercialization of this product, which is produced at the General Cerri Complex located in the City of Bahía Blanca, Province of Buenos Aires. This agreement is retroactively effective as from May 1, 2018 and will expire on December 27, 2027. This agreement not only guarantees the supply of this product to the only customer for ethane production in Argentina, but also allows the company to derive sales margins in line with those obtained in the last few years. This agreement sets forth commercial guidelines consistent with those stipulated in the previous agreement, and introduces improvements guaranteeing an increase in sales volumes for TGS, which will be gradually implemented during the first 5 years of the agreement’s term. In 2018 and on account of a very competitive price offer for incremental tons made by TGS, 437,362 short tons of ethane were supplied to Polisur, reaching a record daily delivery of 1,352 tons.

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

This segment represented 5.8% of TGS’s total income in 2018. Revenues from sales increased in 2018, mainly on account of higher revenues from natural gas operations and maintenance, and compression and treatment services during the 2018 fiscal year. Additionally, but a lesser extent, on account of the devaluation of the nominal exchange rate on revenues denominated in U.S. Dollars.

Regarding telecommunication services provided by Telcosur, during 2018 several agreements were entered into which allowed for an increase in the capacity sold and a consolidation of these operations.

In 2018, the Province of Neuquén awarded TGS the necessary concessions for the building of a 147-km gathering gas pipeline with a total transportation capacity of 60 million m3/day, which will include a treatment plant in the town of Tratayén with an initial capacity of 5 million m3/day, expandable in consonance with the increase in gas volumes transported through the Vaca Muerta formation, and allowing for the transportation and conditioning of extracted natural gas into the gas pipeline system currently operated by TGS.

TGS will invest approximately U.S.$250 million towards the startup of this transportation and conditioning capacity. As of the date of this annual report, the associated works are in the execution stage, and commissioning will take place in stages from the second quarter of 2019 to the fourth quarter of the same year.

TGS’s investments in Vaca Muerta enable it to take a significant leap in its midstream activities, thus reinforcing its commitment with the country’s energy supply.

Arbitral Claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) notified TGS regarding the request for arbitration initiated by Pan American Energy LLC Sucursal Argentina and Pan American Sur SA (the “applicants”) related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, TGS was notified of the beginning of the corresponding demand, to which TGS responded on August 17, 2016. On March 16, 2017, the applicants submitted their response to the arguments previously filed by TGS.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained, which shortfall at March 31, 2017 is claimed to be equal to U.S.$ 134 million without interest or U.S.$ 306.3 million, including interest. To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

On April 20, 2018, TGS was notified by the ICC that on April 18, 2018 it received the Draft Award issued by the Court of Arbitration in the arbitration complaint timely filed against TGS for an amount of U.S.$306 million by Pan American Energy LLC, Argentina Branch, and Pan American Sur S.A. (the “Plaintiffs”), which award was finally approved on May 4, 2018.

Finally, on May 28, 2018, the ICC issued the Final Award, which partially upheld the allegations of the complaint and resolved that TGS should pay to the Plaintiffs compensation in the amount of U.S.$21.3 million, interests included. Compensation was paid on June 14, 2018, an aggregate amount equal to U.S.$21.3 million.

Regulations Specifically Applicable to Gas Transportation

Public Emergency and Exchange Rate Regime Reform Law No. 25,561, which was passed and enacted during the first days of the month of January, 2002 and later extended on several occasions until early January 2018, provided for the conversion into pesos of utility service tariffs. As such the transportation tariff remained unchanged in Pesos as from 1999, despite the sharp increase in price indexes and operating costs. As a result of this situation, tariffs in this segment suffered a significant lag when compared to the important increases in other macroeconomic variables, which directly affected operating costs, and thus deteriorated TGS’s economic and financial situation.

The tariff freeze continued until April 2014, when a mere 20% increase was obtained as a result of the implementation of the transitory agreement entered into in 2008. Later on, effective as from May 1, 2015, an additional 44.3% increase in the natural gas transportation tariff and a 73.2% increase in the CAU (“Cargo de Acceso y Uso” (Access and Use Position)) were granted.

Throughout 2016, TGS conducted the relevant procedures aimed at the implementation of the transitory agreement signed with the Argentine Government on February 24, 2016. Within this context, on March 29, 2016, the ME&M issued Resolution No. 31/16 which, among other measures, instructed ENARGAS to conduct the RTI process and to grant a transitory tariff increase until the conclusion of the RTI process. In furtherance thereof, on March 31, 2016, ENARGAS passed Resolution No. 3724/16 approving the new tariff schemes for the natural gas transportation utility service and the CAU, granting a 200.1% increase effective as from April 1, 2016. However, on August 18, 2016, the Supreme Court established the obligation to hold a public hearing for setting tariffs and prices without market intervention, and declared the nullity of ME&M Resolutions No. 28/16 and No. 31/16 regarding residential users, for which tariff schemes were taken back to the values effective as of March 31, 2016. The public hearing was held on October 6, 2016, and consequently, ENARGAS issued Resolutions No. 4054/16 providing for a 200.1% transitory tariff increase effective as from October 7, 2016, the execution of the investment plan, and restrictions on the distribution of dividends.

The public hearing required by the RTI process was held in December 2016. On March 30, 2017, pursuant to ENARGAS Resolutions No. I-4362/17, a transitory tariff scheme was approved, which, if granted in a single installment as from April 2017, would have represented a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable as from April 1, 2017, with a semiannual non-automatic tariff adjustment mechanism subject to the PPI published by the INDEC. As a result, TGS executed the 2017 Comprehensive Memorandum of Understanding, and on the same date, the 2017 Transitory Agreement was entered into with the purpose of making a transitory tariff adjustment to be charged against the RTI. To such effect, ENARGAS Resolution No. 4362/17 was issued pursuant to ME&M Resolution No. 74/17, which limited the tariff increase resulting from the RTI process and provided for its application in three stages, 58% in April 2017, and the balance in December 2017 and April 2018.

Both the RTI process and the determination of the transitory tariff adjustments provide TGS with a framework to operate the gas pipeline system on a prudential and economically sound basis. Furthermore, the increases were granted taking into consideration the income necessary to execute a Five-Year Investment Plan that requires a high level of investments which are essential to face operational and maintenance needs. For the five-year period starting on April 1, 2017 and finishing on March 31, 2022, this plan will amount to Ps. 6,786.5 million (in nominal value at December 31, 2016, adjustable by WPI), an approximate average of Ps. 1,360 million per year for the five-year period, expressed in values as of December 2016. This Five-Year Investment Plan was devised by TGS to guarantee the safety and continuity of the natural gas transportation utility service so as to meet the expected higher demand from the system as a result of the development of natural gas reserves.

The public hearing to present costs variations was held on November 14, 2017, and pursuant to ENARGAS Resolution No. 120/17, an average 78% increase in tariff schemes was established, effective as from December 1, 2017, including a 15% increase on account of the non-automatic adjustment provided for by ENARGAS Resolution No. 4362/17 for the January – October 2017 period. This increase was deemed charged against the amounts resulting from the Comprehensive Renegotiation Memorandum of Understanding for the License executed by TGS on March 30, 2017.

Furthermore, on January 31, 2018, ENARGAS Resolution No. 247/18 came into force, calling for a public hearing to be held on February 20, 2018 to discuss TGS’ transportation tariff update. On March 28, 2018, PEN Executive Order No. 250/18 became effective. Pursuant to such Executive Order, the Argentine Government ratified the Comprehensive Renegotiation Memorandum of Understanding for the license executed by TGS on March 30, 2017, thus concluding the RTI process initiated in the month of April, 2016, and as a result, on June 26, 2018, TGS voluntarily dismissed the arbitration proceeding it had brought before the ICSID.

Therefore, and pursuant to ME&M Resolution No. 74E/17, ENARGAS issued Resolution No. 310/18, which approved, effective as from April 1, 2018, the last installment of the tariff increase granted by Resolution No. 4362/17, equivalent to a 50% increase in tariff schemes applicable to the natural gas transportation utility provided by TGS, as well as in the CAU, including a 13% recognition on account of IPIM variations for the November 2017 – February 2018 period, and a compensation for the tariff increase deferral payable in installments.

On September 4, 2018, the public hearing to analyze cost variations between February and August 2018 was held, and on September 27, 2018, ENARGAS issued Resolution No. 265/2018 granting a 19.7% increase in tariff schemes applicable to the natural gas transportation utility provided by TGS, effective as from October 1, 2018.

On February 26, 2019, a new public hearing took place with the aim of the determination of the semiannual tariff. On March, 29 2019, the ENARGAS issued Resolution No. 192/2019 (“Resolution 192”) which provides an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019 was calculated considering the WPI for the period August 2018 – February 2019.

Regulations Specifically Applicable to the LPG Business -Household Gas Bottles’ Program and Propane for Grids Agreement

In the domestic market, during 2018 TGS continued taking part in several product supply programs developed by the Argentine Government, such as the program for the supply of butane for gas bottles at subsidized prices pursuant to PEN Executive Order No. 470/2015, later regulated by SE Resolution No. 49/2015 and No. 70/2015, the Household Gas Bottles’ Program regulated by SRH Resolutions No. 56/2017 and 287/2017 and SRH Provision No. 5/2018, and the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids (the ‘Propane for Grids Agreement’), whereby the SE issued a series of resolutions aiming to regulate the price of propane.

The Household Gas Bottles’ Program establishes a maximum reference price for parties involved in the LPG supply chain seeking to guarantee supply to low-income residential users by compelling producers to supply LPG at a set price to fractionation companies, with a defined quota for each of them. Additionally, the payment of a compensation to participating producers is established.

The sale price for butane and propane under the Household Gas Bottles’ Program is determined by the SRH, which issued Res. No. 287/17 and Provision No. 5/18 setting a price of Ps.4,302/ton for propane and Ps. 4,290/ton for propane as from December 2017, and of Ps.5,416/ton for butane and Ps.5,502/ton for propane as from April 2018. The compensation received from the SRH amounted to Ps.550/ton, which has been the compensatory amount since April 2015. Furthermore, on January 25, 2019, SGE Resolution No. 15/19 was issued, which updated prices to Ps.9,154/ton for butane and Ps. 9,042/ton for propane, effective as from February 2019. Furthermore, the compensation receivable from the SRH has been nullified.

Due to its participation in this program, TGS is bound to produce and sell the LPG volumes required by the ME&M at prices ostensibly lower than market prices. As a result of this situation, TGS has been forced to adopt the necessary mechanisms to minimize its negative impact.

As regards the Propane for Grids Agreement and under the gradual subsidy reduction path, ME&M Resolution No. 474/17 provided, effective as from December 1, 2017, an increase in the price of undiluted propane gas to be destined to the Propane for Grids Agreement in the amount of Ps.1,941/ton and Ps.3,964/ton, depending on the client the product is targeted at. On the other hand, on May 30, 2018, TGS executed the 16th extension to the agreement, which set a new methodology for price determination and volumes to be sold for the April 1, 2018 – December 31, 2019 period under this program.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide for a compensation to participants, payable by the Argentine Government, which is calculated as the difference between the price defined by the SGE and the export parity published by the SRH on a monthly basis. Even though it is not being collected timely and in due form, collection terms have improved during fiscal year 2018.

Our Interest in Transener

Transelec owns 50% of CITELEC’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina. Transener’s Class B common shares are listed on the BASE, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES. The remaining 50% of CITELEC’s capital stock was acquired equally by Electroingeniería S.A., which in turn transferred its participation to Grupo Eling S.A. and IEASA. More recently, Grupo Eling S.A. transferred its participation to IEASA.

Transener was privatized in July 1993, when CITELEC was awarded the Argentine Government’s controlling stake in Transener. In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires. Transener acquired 90% of Transba’s capital stock on August 5, 1997.

On September 30, 2016, Grupo Eling S.A sold its interest in CITELEC and all of their rights and obligations under the technical assistance agreement for the operation, maintenance and administration of system of the high voltage electric energy transport system dated November 9, 1994, were transferred to IEASA, except for amounts accrued to Grupo Eling S.A until September 30, 2016.

Transener’s operations

Transener is the leading company in the public service of high voltage electricity transmission in Argentina, which directly operates 85% of the high voltage lines of the country. It holds a concession over 14,489 kilometers of transmission lines and 57 transforming substations.

Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 14,489 km Transener also indirectly owns one of the seven regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,213 km and 98 transforming substations.

Transener also generates additional revenues from, among others, the operation and maintenance of the fourth line, and services provided to third parties.

Operation and Maintenance

The Extra High Voltage Electricity Transmission System operated and maintained by Transener is subject to increasingly higher load conditions every year. In 2018, the peak voltage exceeded the previously highest historical peak voltage of 25,628 MW recorded in 2017, reaching 26,320 MW.

Despite the great number of power grid solicitations, in 2018 service quality has been fully acceptable for the values required from a company like Transener, which ended the year with a failure rate equal to 0.35 failures per each 100 kilometer-line, which is consistent with international parameters accepted for companies that operate and maintain extra high-voltage transmission systems.

Business Development

Engineering Services

Taking into consideration its electrical system projects, Transener has focused on projects with competitive advantages by giving priority to those within the 500kV and 132kV systems.

The development of several projects for the replacement and installation of new reserves in the transportation system, has brought new service requirements such as: elaboration of contract specifications, electric studies, implementation of the generation and demand control (DAG and DAD systems), testing and entry into service of the transformer stations. A key factor on account of which the client´s decision to delegate critical tasks to Transener’s technical teams is their great experience. Agreements for the expansion of the transportation system have been elaborated within Plan Renovar I y II, as well as for other expansions to be executed by other agents of the WEM. Among the most relevant works, we expect to undertake works at ET 25 de Mayo, ET Viborata, ET Ezeiza, ET Ramallo, and other expansions of 132kV for wind farms.

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

Communications

Transener has continued to provide infrastructure services to different communication companies during 2018, including the assignment of dark fiber optics over the system property (line IV), and the lease of space in microwave station and in antenna support structure. The increasing demand from cell phone companies has increased the income through additional volume and higher prices. In addition, Transener continued support services in operative communication and data transmission to the WEM agents.

Tariffs

The Public Emergency and Exchange Rate Regime Reform Law (Law No. 25,561) imposed the obligation on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Argentine Government while continuing to supply electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding stipulating the terms and conditions for updating their respective concession agreements. The Memorandums of Understanding provided for the performance of an RTI before the ENRE and the determination of a new tariff regime for Transener and Transba, which should have come into force in 2006, as well as for the recognition of variations in operating costs incurred until the entry into effect of the new tariff regime resulting from the RTI.

Since 2006, Transener and Transba have repeatedly requested that ENRE regularize compliance with the commitments stipulated in the Memorandum of Understanding, expressing the need to launch the RTI process. Furthermore, Transener and Transba filed their respective tariff claims for their review by ENRE, the holding of a public hearing and the definition of the new tariff scheme.

Instrumental Agreement

In December 2010 Transener and Transba entered into an Instrumental Agreement to UNIREN’s Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim in favor of Transener and Transba for cost fluctuations incurred during the June 2005 – November 2010 period calculated as per the Cost Variation Index established in the Memorandum of Understanding. These receivables were assigned as consideration for disbursements by CAMMESA, which were executed through loan agreements.

Upon collecting these receivables and pending the RTI, in May 2013 Transener and Transba, respectively, executed with the SE and the ENRE a renewal agreement, effective until December 31, 2015, which, among other provisions, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period. In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs up to and including November 2015. In May 2016, upon the expiration of the Renewal Agreement and without any pending recognized receivables, Transener and Transba continued collecting the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed the last agreement with the SE and the ENRE, which recognized credits for cost variations in favor of Transener and Transba for the December 2015 - January 2017 period. On June 19, 2017, CAMMESA made the last disbursement in this regard, thus offsetting all credits for cost variations.

RTI

On September 28, 2016, pursuant to the instruction given by ME&M Resolution No. 196/16, the ENRE passed Resolutions No. 524/16 approving the program applicable to the RTI for Electric Power Transmission. The public hearing for the defense of the proposal was conducted in December 2016.

On January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17 establishing the tariffs applicable to the 2017/2021 five-year period. Furthermore, the ENRE established the remuneration update mechanism, the service quality system and applicable penalties, the reward system, and the investment plan to be executed by both companies during such period.

Based on the discrepancy between Transener and Transba’s proposal and what was granted by the RTI, on April 7 and 21, 2017, Transener and Transba filed a motion for reconsideration against ENRE Resolution No. 66/17, 84/17 and 139/17, and No. 73/17, 88/17 and 138/17, respectively. In general, the motion for reconsideration mainly requested an additional 50% increase in the recognized capital base, and a 28% increase in regulatory income.

Furthermore, during the fiscal year ended December 31, 2017, Transener and Transba requested the recognition of damages for the May 2013 – January 2017 period on account of breaches by the Argentine Government in the adjustment of the remuneration for the supply of the high-voltage electric power transmission and backbone distribution service in the Province of Buenos Aires based on the actual cost variations under the Transition Tariff Regime and the failure to remunerate the capital base and the reasonable profitability which would result from the RTI.

The purpose of the semi-annual adjustment mechanism stipulated in the RTI is to keep real-term values for remunerations collectable by Transener and Transba during the RTI’s five-year period. The adjustment formula takes into consideration the variations during such semester in the IPIM, ‘Manufactured Products’ item, the CPI and the Salary Index published by the INDEC, which are weighed based on the cost structure and average investments for the 2017-2021 period in the RTI. This mechanism contemplates a trigger clause that weighs the IPIM and the CPI semi-annual variations published by the INDEC, ascertained at a variation equal to or higher than 5%.

For the December 2016 – June 2017 period, the trigger clause amounted to 9.02%, and, therefore, the semi-annual adjustment for Transener and Transba remuneration was activated. However, its application was deferred until December 15, 2017, when ENRE issued Resolutions No. 627/17 and No. 628/17 updating Transener and Transba’s remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 period, retroactively to August 1.

On February 19, 2018, the ENRE issued Resolutions No. 37/18 and No. 38/18, which were later amended on April 5, 2018 by ENRE Resolutions No. 99/18 and 100/18, respectively. These resolutions updated Transener and Transba’s remunerations by 24.15% and 23.39%, respectively, accumulated during the December 2016 – December 2017 period and applicable to the remuneration scheme as from February 1, 2017.

Furthermore, on November 16, 2018, the ENRE issued Resolutions No. 280/18 and No. 281/18 updating Transener and Transba’s remunerations by 42.55% and 43.25%, respectively, for the December 2016 – June 2018 period, applicable to the remuneration scheme as from August 1, 2018. As CAMMESA did not compute interest for the months of August and September 2018, Transener and Transba filed a claim before the ENRE and CAMMESA for the settlement of the accrued interest.

As of the date of this annual report, the ENRE has still not issued the resolutions corresponding to the semi-annual update for Transener and Transba’s remuneration, which, according to the RTI, should have applied since February 1, 2019. Based on actual data and estimates, the calculation of Transener and Transba’s updates would amount to 25.5% and 27%, respectively, accumulated for the June 2018 – December 2018 period. Transener is currently conducting the applicable procedures to regularize this situation.

SEE Resolution No. 1,085/17

SEE Resolution No.1,085/17 issued on November 28, 2017, and effective as from December 1, 2017, established the methodology for the distribution of costs associated with the remuneration of transmission companies among the Transmission Systems’ users. These costs are distributed based on the demand and/or contribution of energy by each WEM agent (distributors, GU, self-generators and generators), directly and/or indirectly associated to the High-Voltage Electric Power Transmission System and/or Main Distribution Electric Power Transmission System (“DisTro”), after discounting costs assigned to generating agents as operation and maintenance costs for connection and transformation equipment.

It is worth highlighting that prices payable by distribution companies is consideration for electric power transmission within the WEM are stabilized for their payment by distributors, and are calculated together with each Seasonal Programming or Quarterly Reprogramming. In the case of distributing agents whose demand is connected to different DisTros, the demand percentage corresponding to each DisTro will be ascertained, and the price will contemplate the demand and the price on a weighted basis.

Furthermore, prices applicable to GU within the WEM are calculated in the economic transaction on a monthly basis. In the case of WEM GU not directly associated with the high-voltage transmission and/or DisTro, the applicable monthly value will be that corresponding to the connecting agent.

Quality, Safety, Environment and Occupational Health

We consider that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers and control bodies, with a focus on quality personal health and safety, environmental care and energy efficiency.

In accordance with this vision, during 2018, we implemented a new quality, safety, environment and health (“QSELH”) policy, which is applicable to all its business segments. This policy makes an integral part of its management system, and operates at all levels of the organization through the setting and monitoring of certain goals and objectives, furthering projects, plans, programs, trainings, audits and assessments. The QSELH policy is deployed through guidelines which establish good practices, create a common identity, point the way forward, improve QSELH performance, and enable us to be a safe, reliable, high-quality, and eco-efficient company. which optimizes its resources and contributes to the quality of life of its employees and community welfare, guaranteeing at all times compliance with requirements set forth by national, provincial and municipal entities, control over different hazards and issues, and impact and risk minimization.

In addition, we continued advancing management programs in all our operations by allocating important resources, both at the corporate and asset level, to staff training; and furthered the development and strengthening of our QSEOH culture through an integrated and aligned QSELH management.

Quality

We further our management quality using international ISO standards and the ‘National Quality Prize’ as references and seeking continuous improvement in all our activities. The main methodologies applied for quality management are: certified management systems, standards managements, anomalies and audits, and improvement teams.

Our asset management system is certified under ISO 9001 (generation, refining and distribution and petrochemical business - quality management), ISO 14001 (environmental management), OHSAS 18001 (occupational health and safety management) and ISO 50001 (energy management) international standards. Pursuant to the implemented model, external audits are conducted on an annual basis to guarantee adherence to the requirements of the above-mentioned international standards. Furthermore, each asset has a management program in place which promotes continuous performance improvement.

During 2018, we successfully completed the Certification Program under these standards, thus demonstrating the efficiency in the scope of set goals and its commitment with customers, suppliers, shareholders, employees and the community. The program includes internal and external maintenance audits and re-certifications, as well as the implementation of new certifications. External audits were conducted by renowned institutions such as TÜV Rheinland, IRAM and Bureau Veritas. Internal audits were conducted by qualified Pampa staff. Furthermore, in 2018 we completed the upgrade of ISO 9001 (quality management) and ISO 14001 (environmental management) standards under the new 2015 versions, in in all our operations. Furthermore, in 2018 we certified the management system under (the ISO 14001, 9001, 18001 international standards in CTPP, commissioned in August 2017.

In 2018, we reviewed the Standards Management and the Anomalies Management to promote quality throughout the organization on a daily basis.

With the purpose of improving operations and results through team work, we continue developing ‘Improvement Teams’, an initiative launched in 2012 with the purpose of implementing enhancements with a focus on efficiency, productivity, costs, quality, safety and environment.

Safety

As part of the management programs for all its operations, we advanced the definition and follow-up of safety goals and objectives, which are periodically monitored through the QSELH indicator board, and continued developing initiatives to sustain and improve safety management and performance in each asset.

In our generation business, a comprehensive review of dangerous energy blocking systems was launched to guarantee safety during maintenance procedures in our facilities. Furthermore, in our Oil and Gas business, a pilot evaluation of the safety culture was launched. In 2018, improvement plans were devised under the monitoring of the business’ senior management.

As regards labor hygiene, we continued focusing on quality improvements in hygiene risk maps, covering chemical, physical and ergonomic risks. Evaluations were conducted, and measurements of both working environments and individual dosimetries were optimized, resulting in several improvements in our plants, geared at minimizing risks.

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

Furthermore, in line with Argentina’s energy requirements and aiming to have an active participation in the diversification of the Argentine energy mix, in 2018 we commissioned PEMC with an installed capacity of 100 MW and began the construction of PEPE II and PEPE III, with a 106 MW power capacity. As of the date of this annual report, we inaugurated PEPE II and are moving forward with the expansion project at CTGEBA. See “Item 4. Our Generation Business— Thermal Generation Plants” and “Our Generation Business—Renewable Energy”.

Response to Emergency

We endeavor to prevent undesirable events and are fully prepared to provide a prompt and efficient response to emergency situations to minimize possible consequences. In 2018, we continued making periodic emergency response exercises in terrestrial and aquatic scenarios to develop the skills and competencies necessary to set up emergency plans and coordinate the necessary activities to be deployed should an undesirable event occur.

Occupational Health

In 2018, we continued implementing our alcohol, drugs and psychoactive substances’ policy. A communication and awareness campaign was conducted in association with CAPLA (Argentine Center for the Labor Prevention of Addictions) and Fundación Convivir consisting of the dissemination of this policy, awareness talks for employees and contractors, managerial meetings to analyze the policy, and handouts for employees.

During 2018, progress was made on (i) the Occupational Health Management process to promote the biopsychosocial health of all Pampa members, contributing to improving each workers’ quality of life. The process was concluded with the Labor Health qualification for contractors; and (ii) the ergonomics program, which aims to guarantee a proper layout for the working space, avoid unnecessary movements and efforts, achieve proper visibility and location of work items, establish environmental and ergonomic criteria for the development of future work positions, and improve the employees’ productivity, comfort and safety through the use of ergonomic tools. As regards prevention, we continued providing Cardiopulmonary Resuscitation and First Aid training courses, a physical activities plan, flu, and tetanus vaccination campaigns.

We and Fundación Pampa Energía S.A. (the “Foundation”), organized a voluntary blood donation drive in several assets.

Corporate Responsibility

We understand corporate social responsibility as a strategic management model which is developed and implemented jointly with the Foundation. With a strong commitment to the community, which goes beyond power demand satisfaction, we develop programs oriented towards improving the life quality of people and the communities where we operate.

In 2018, we continued reinforcing our strategic with particular focus in: education and professional training, the corporate social responsibility in our assets and corporate volunteering. Set forth below a brief description of our programs.

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

In 2018, we continued consolidating Corporate Social Responsibility Committees with the purpose of planning and developing sustainable local management programs aligned with the values of the Company and of each business, and the community. We currently have 8 committees in place with the participation of 100 voluntary employees.

The actions and programs developed by our assets are focused on different work areas, based on needs identified by the committees through permanent dialog with each of our communities.

During 2018, we together with the Foundation, organized the following activities: (i) Open Doors Program in our plants; (ii) local actions for building and infrastructure improvement in social organizations, schools, community centers and other public welfare organizations of the Provinces of Buenos Aires, Mendoza, Salta and Neuquén; (iii) Productive Chain Programs coordinated by the Chamber of Commerce and Industry of San Lorenzo, Santa Fe; (iv) Environmental Protection, such as the donation of a low-power 350 W wind turbine to a rural school in the town of Calderón which supplies sustainable electric power to Rural Kindergarten No. 4 and Rural Primary School No. 6 in Calderón, District of Coronel Rosales, among others; and (v) Promotion of Healthy Habits, such as solidarity hockey event in support of vulnerable children and youth, among other.

Volunteering Actions

We consider that employees are our best asset, and that each of us can engage our energy and knowledge to the service of those needing them most. For this reason, we launched the “Pampa Volunteering” Program, a participation space for all employees willing to engage in solidarity work. We channeled these actions through our Corporate Social Responsibility Committees, generated a space for involvement and coordinated actions addressing the bond between the asset and the community. Throughout 2018, we performed 69 volunteering activities with the participation of 1.034 employees. Volunteers dedicated more than 18,600 hours to helping others.

During 2018, volunteers participated in the following activities: a “Christmas Eve for Everyone”, “Together against Cold Weather” in coordination with Fundación Sí and the Haciendo Lío organization, family and children’s day at Pampa and activities to improve educational quality and accompanying our communities.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures”.

Seasonality

See “Item 5 - Operating and Financial Review and Prospects Factors Affecting Our Results of Operations -Electricity Demand and Supply – Seasonality”.

Property, Plant and Equipment

We have freehold and leasehold interests, but there is no specific interest that is individually material to us. The majority of our property, consisting of oil and gas reserves, voltage lines, petrochemicals plants, power plants, manufacturing facilities, stock storage facilities, pipelines, oil and gas wells and corporate office buildings is located in Argentina.

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. As of December 31, 2018, the total generation assets covered under these policies are valued at U.S.$4,478 million.

In our oil & gas business, we carry full insurance, including business interruption and general liability insurance. As of December 31, 2018, the total oil & gas assets covered under these insurance policies are valued at U.S.$323 million.

 In our refining and petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. As of December 31, 2018, the total assets covered under insurance policies are valued at U.S.$1,692 million.

Patents and Trademarks

Certain portions of our commercial activities are conducted under licenses granted by third parties. Royalties related to sales associated with such commercial activities are paid under the relevant licenses. In 2018, we used the name “Petrobras” with the permission of Petrobras or its relevant affiliates. We used the name “Petrobras” and related brands for the performance of the downstream business activities in Argentina (basically, operation of gas service stations and production and commercialization of lubricant products), and we have the right to continue doing so (subject to certain contractual terms) for a period of three years, ending in July 2019.

THE ARGENTINE ENERGY SECTOR

Electricity Regulatory Framework

Overview

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

In 2006, the SE implemented the Energy Plus Program (pursuant to SE Resolution No. 1,281/06) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users within the cap authorized by the former Ministerio de Planificación Federal, Inversión Pública y Servicios.

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

In order to increase the electric power supply, the Argentine Government also established a program called Delivered Electric Energy, through the supply of small transportable thermal plants and/or embarked power plants.  The investment was made by private investor with a power purchase agreement with IEASA. The generator in the WEM was IEASA. At the date of this annual report almost every generator installed within this regimen, has become a “generator” in the WEM and the contracts with IEASA terminated.

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

In December 2015, through Decree No. 134/2015, the Argentine Government declared a state of emergency with respect to the national electricity system that remained in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the ME&M to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy. In spite of the fact that the emergency was not extended, the Argentine Government continued its intervention in the energy sector and measures allowing its return to normal are still pending.

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity market are:

(1) the MT (Ministry of Treasury, which assumed the responsibility of the ME&M) and the Governmental Energy Secretariat (“Secretaría de Gobierno de Energía”) (“SGE”);

(2) the ENRE; and

(3) CAMMESA.

The SE advised the Argentine Government on matters related to the electricity sector and was responsible for the application of the policies concerning the Argentine electricity industry. On December 11, 2015, Decree No. 13/2015 modified the Ministries Law No. 22,520. Among other changes, it created the ME&M, which assumed the functions of the Secretariats of Energy and Mining and other decentralized entities under the review of the former Ministry of Federal Planning, Public Investment and Services (in effect through December 11, 2015). The responsibilities of the ME&M include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.” On September 5, 2018, pursuant to Decree No. 801/18, the ME&M was absorbed by the Ministry of Treasury.

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

The Annual Budget Law for 2019, established the transfer of the ENRE’s jurisdiction over Edenor and Edesur to the local authorities (City of Buenos Aires and Buenos Aires Province).

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the National Interconnection System (the “SIN”). The duties were entrusted to CAMMESA, a private company created for this purpose.

CAMMESA is in charge of:

•        the dispatch of electricity into the SIN, maximizing the SIN’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;

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

•        purchasing and administrating of fuels for the WEM generators (according to section 8 of SE Resolution No.95/2013 and section 4 of SE Resolution No. 529/2014, as amended); and

•        providing consulting and other related services.

Five groups of entities each hold 20% of the capital stock of CAMMESA. The five groups are the Argentine Government, the associations that represent the generation companies, transmission companies, distribution companies and large users.

CAMMESA is managed by a board formed by representatives of its shareholders. The board of CAMMESA is composed of ten regular and ten alternate directors. Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the under SGE, who is the board chairman in virtue of the delegation of MT and an independent member, who acts as vice chairman. The decisions adopted by the board of directors require the affirmative vote of the board’s chairman. CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the SIN. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect except for the Energy Plus Program and, as of 2017, renewable energy supply contracts. As of December 31, 2018, Argentina had a nominal installed capacity as reported by CAMMESA of 38.5 GWh. In 2018, thermal generation generated 87,725 GWh (64%), hydroelectrically energy generated 39,671 GWh (29%), the nuclear energy generated 6,453 GWh (5%) and renewable energy generated 3,350 GWh (2%). In 2018, imports amounted to 344 GWh and exports to 280 GWh.

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

Large users

The WEM classifies large users of energy into three categories: (1) GUMAs, (2) GUMEs and, (3) Grandes Usuarios Particulares (Major Particular Users or “GUPAs”).

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

Recently, through Under-Secretariat of Electric Energy Disposition No. 97/18, the spot price at the WEM was established at 480 Ps./MWh

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

On January 25, 2016, the ME&M issued Resolution No.6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The WEM prices resulted in the elimination of most energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices according to the customers' categories. Such resolution also contemplated a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. This resolution also established tariff benefits addressed to residential customers for reducing their consumption. SEE Resolution No. 41/16 approved the winter seasonal prices in line with the prices included in SEE Resolution No. 6/16. Through SEE Resolution No. 20/2017, the Argentine Government increased the portion of the generation costs to the paid by the end users. The new capacity price is equal to Ps.1,070.11/MWh at rush hour rates; Ps.1,060.95 /MWh at "valley" rates and Ps.1,065.61 /MWh, during the rest of the day. However, differential lower prices were also established for certain type of consumers and special discounts to be applied to the readings in February 2017.

Moreover, SEE Resolution 20/17 allowed the Provinces to collect the royalties to be paid by hydroelectric generators in kind in order to compensate for the debt of provincial distributors.

Resolution SEE 1085/17 established a new scheme for the distribution of the energy transport cost to the final user and generators. Recently, SRRYME, through Resolutions No. 2/19 and No.7/19, defined the methodology for such distribution and its inclusion in the seasonal price.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2018, the stabilization fund balance was approximately Ps. 52.5 billion. This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through other specific agreements between the SE and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

The term market was suspended by SE Resolution No. 95/2013 which, in this aspect, remains in effect except for the Energy Plus Program and, as of 2017, renewable energy supply contracts (see “Item 4. The Argentine Energy Sector—SE Resolution No. 95/2013, as amended—Price Scheme and other modifications to the WEM” below).

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

Law No. 27,191 was regulated through Decree No. 531/2016 and SEE Resolution No. 281/17. According to such regulation wholesale user may satisfy their renewable energy demand through three alternative mechanisms; (i) “group purchases” through CAMMESA; (ii) with renewable energy generators in a new renewable energy term market, which was regulated through ME&M Resolution No. 281-E/17; or (iii) self- generation.

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide capital for the FONINVEMEM, the SEE invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM. Consequently, on December 13, 2005, the generator companies TMB and TJSM were created. Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects. As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units. In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator's option, capitalized in the new power projects. However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions. Therefore, as of that month, we started collecting the first installment related to receivables of our hydroelectric units, CPB and Central Térmica Güemes. We hold unaffected receivables from CAMMESA for a total nominal value plus accrued interest of Ps. 3,564 million and Ps. 4,049 million as of December 31, 2018 and 2017, respectively corresponding to LVFVDs under SE Resolution No. 406/2003 (2004-2006 and 2008-2013 periods) and Trust under SE Resolution No. 95/2013 (2013-2016 periods). As of December 31, 2017 the credit balance amounted to Ps. 2,452 million. As of December 31, 2018 and taking into consideration that no bids had been placed under the tenders launched pursuant to PEN Decree No. 882/2017 accepting as payment LVFVDs issued under Resolution No. 406/2003 and other provisions passed by the SE, we have reassessed the receivable present value by weighting the possibility of receivable assignments to a third-party with projects accepting LVFCDs as payment, as well as the possibility of recovering the receivables through the judicial claim; as a result of such reassessment, the related receivables amount to Ps. 668 million.

In 2007, the Argentine Government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins. Repayment of these contributions will also be made in 120 installments at LIBOR plus 1% margin. However, generators were no longer permitted to capitalize their contributions. In addition, on May 31, 2007, the SEE offered generators the opportunity to allocate credits contributed to the FONINVEMEM in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits. In addition, the following conditions had to be met:

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

In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEM credits for 2007. These projects include HINISA, HIDISA, CPB, Central Térmica Güemes and Loma la Lata, for an aggregate amount of approximately U.S. $13 million as of December 2007. On June 20, 2008 the SEE verified our proposal and instructed CAMMESA to pay the 2007 LVFVDs, which as of December 31, 2008, had been duly collected.

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

The LVFVD allocated to the expansion of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín will be repaid pursuant to the scheme governing repayment of original investments in these power plants, converted into Dollars at the rate established by the Central Bank (“Tipo de Cambio de Referencia Comunicación A 3500 (Mayorista)”) on the date of the effective payment to the contractors of the works. As of the date of this annual report, CAMMESA repaid some of the LVFVD’s allocated to such projects. As a consequence of the new price scheme under the Resolution No. 19/2017, there are not more additional collections by FONINVEMEM.

As of the date of this annual report, TMB and TJSM executed the amendments of their WEM supply agreement.

SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity

The SEE Resolution No. 19/2017 set aside the remuneration scheme of SEE Resolution No. 22/2016, without revoking SE Resolution No.95/2013 and its amendments, such that the centralization of purchase and delivery of fuels still lies with CAMMESA. The new remuneration regime includes remuneration for power and non-fuel energy applicable as from February 1, 2017. The remuneration scheme defined on SEE Resolution No. 19/2017 applied until February, 2019. It was then abrogated by SRRYME Resolution No. 1/2019.

The remuneration scheme includes prices in U.S Dollars that will be paid in Pesos at the wholesale reference rate of Communication A 3500 of the Central Bank of Argentina, at the exchange rate in effect on the last business day of the month of the corresponding economic transaction. The expiration of the transaction is set forth in Chapter 5 of the Procedures of CAMMESA, so the problem regarding the variation in the Remuneration for Available Power Capacity remained.

Thermal Power Generators

The resolution provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energía Plus service modality or under a WEM Supply Agreement pursuant to SE Resolution No. 220/07.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Program (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility of offering different availability values for summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

Minimum Remuneration

Applicable to generators with no Availability Commitments:

Technology / Scale	Minimum Price (U.S.$/ MW-month)
Large CC Capacity > 150 MW	3,050
Large ST Capacity > 100 MW	4,350
Small ST Capacity ≤ 100 MW	5,700
Large GT Capacity > 50 MW	3,550

Base Remuneration

Applicable to generators with Availability Commitments:

Period	Base Price (U. S.$/MW- month)
May 2017 – October 2017	6,000
November 2017 onwards	7,000

Additional Remuneration

Additional remuneration is paid for the additional available power capacity aiming to encourage Availability Commitments for such periods with higher energy demand. CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators on a bi-monthly basis and will call for additional power capacity availability offers with prices not exceeding the additional price.

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

Base Remuneration

Determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Classification	Base Price (U.S.$/MW- month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000
Renewable HI Capacity ≤ 50 MW	8,000

Similarly, to the provisions of SE Resolution No. 22/2016, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

Additional Remuneration

Applicable to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (U.S.$/MW-month)
Conventional	May 2017 – October 2017	500
	November 2017 onwards	1,000
Pumped	May 2017 – October 2017	-
	November 2017 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and the progressive updating of the plant's control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SGE.

Other Technologies: Wind Power

The remuneration is comprised of a base price of U.S.$ 7.5/MWh and an additional price of U.S.$ 17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

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

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U.S.$2.0/MWh for any type of fuel. In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology / Scale	In U.S.$/MWh
	Generated Energy	Operated Energy
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4
Renewable HI Capacity ≤ 50 MW	3.5	1.4

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

Additional Remuneration for Thermal Generators having Frequent Startups

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

Natural Gas Supply pursuant to the Gas Plus Program

The Gas Plus Program was created in order to promote the development of new projects for the exploitation of natural gas reserves. Due to the high percentage of WEM generators that uses natural gas, the Gas Plus Program and the recognition by CAMMESA of the costs of such natural gas supply contracts was fundamental to assure the development of new generation projects (mostly those new projects under other especial regimes, e.g. SE Resolution 220/2007)

In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA would no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) recognize the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de CTLL”.

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

SE Resolution No. 95/13 provided that generating agents may not renew or extend their fuel supply agreements with their suppliers upon termination, fuel supply remaining centralized in CAMMESA. This provision remained effective under SEE Resolution No. 19/17.

However, SGE Resolution No. 70/18 empowered generating, co-generating and self-generating agents within the WEM to acquire fuels required for own generation, originally for units corresponding to capacity covered by SEE Resolution No. 19/17, and later extending to units under PPAs executed with CAMMESA. For its instrumentation, maximum natural gas prices within the PIST for the generation of electricity to be sold within the WEM —provided for by MinEn (formerly, ME&M) Resolution No. 46/18 for the 2018 and SGE Note No. 66680075/18 for the year 2019— were observed.

On February 8, 2019, the SGE issued Note No. 07973690 instructing CAMMESA to recognize in Costo Variable de Producción (Variable Production Cost or “CVPs”) declared as from February 18, 2019, and for each subsequent two-week period, the maximum gas price equivalent to the basin’s resulting weighted average if all the fuel had been acquired by CAMMESA pursuant to agreements entered into under the last auction conducted in the Gas Electronic Market.

In the case of agents which do not or cannot make use of such capacity, CAMMESA will remain in charge of the commercial management and the dispatch of fuels.

SRRYME Resolution No. 1/19: Current Remuneration Scheme for Legacy Capacity

On March 1, 2019, SRRYME published Resolution No. 1/19, which abrogated SEE Resolution No. 19/17 and incorporated modifications to the remuneration regime for the WEM’s self-generating, co-generating and generating agents not covered by agreements stipulating a differentiated remuneration system.

SRRYME Resolution No. 1/19 provides that the Agency in Charge of Dispatch (“OED”) will convert U.S.$-denominated values into Ps. at the exchange rate published by Central Bank’s Communication ‘A’ 3500 on the day preceding the economic transactions’ maturity date.

Thermal Power Generators

The remuneration under SRRYME Resolution No. 1/19 is still made up of a payment for power capacity and a payment for energy (generated and operated energy).

For generators not declaring guaranteed availability commitments (“DIGO”), the following power capacity base prices apply:

Technology / Scale	Minimum Price (U.S.$/ MW-month)
Large CC Capacity > 150 MW	3,050
Small CC Capacity > 150 MW	3,400
Large ST Capacity > 100 MW	4,350
Small ST Capacity > 100 MW, Internal combustion engineer	5,200
Large GT Capacity > 50 MW	3,550
Small GT Capacity ≤ 50 MW	4,600

 Furthermore, SRRYME Resolution No. 1/19 provides for a DIGO offer scheme for quarterly periods: (a) summer (December, January and February); (b) winter (June, July and August), and (c) ‘Other’, which comprises two quarters (March, April and May; and September, October and November).

For agents declaring DIGO, the guaranteed power capacity price will apply, which will equal U.S.$7,000/MW-month in the summer and winter quarters, and U.S.$5,500/MW-month in the “Other” quarters.

Additionally, the power capacity remuneration ―whether or not the agent declares DIGO― will be affected by a usage or utilization factor equivalent to the average dispatch factor for the generating unit during the rolling year prior to the calculation month, applying a coefficient range between 70% and 100% of the power capacity price; in this sense, if the usage factor is: (i) higher than 70%, 100% of the power capacity remuneration is paid; (ii) lower than 30%, 70% of the power capacity remuneration is paid; and (iii) equal to or higher than 30% and lower than 70%, the power capacity remuneration is linearly associated with between 70% and 100% of the power capacity remuneration.

Generated Energy remuneration values have decreased by U.S.$1/MWh for all technologies except for Internal Combustion Engines, in which the decrease amounted to U.S.$3/MWh. The Operated Energy remuneration value was reduced from U.S.$2/MWh to U.S.$1.4/MWh.

In case the generator has opted to use its own fuels for generation (pursuant to the option set forth by SGE Resolution No. 70/18) and does not have such availability upon dispatch, the power capacity availability calculation will be reduced to 50% of the actual availability. Similarly, the generator will lose its dispatch priority, and in case the OED assigns to it fuel for generation, the Generated Energy will be remunerated at just 50% of the approved non-fuel variable costs.

The additional remuneration scheme to encourage DIGO offered during the periods with a higher demand of the system and the additional remuneration of efficiency-based generation variable costs were eliminated. Furthermore, the additional remuneration for low-use thermal generators was also eliminated.

Hydrological Generators

SRRYME Resolution No. 1/19 maintains the power capacity base prices established by SEE Resolution No. 19/17, as well as remuneration values for Generated Energy and Operated Energy. However, as regards the power capacity payment, as from March 1, 2019, the hours during which a hydroelectric generator is not available due to programmed and/or agreed maintenance will no longer be computed for the calculation of the power capacity remuneration.

Similarly to SEE Resolution No. 19/17, in the event that a hydraulic generator operates and maintains facilities that control the course of the river with no hydraulic generation facility directly associated to it, then the capacity remuneration for the main hydraulic generator shall be affected by a factor equal to 1.2.

The energy remuneration for hydraulic generation is equal to U.S.$ 3.5 /MWh for the generated energy and U.S.$ 1.4 /MWh for the operated energy.

Other Items

As regards generation from unconventional sources (wind and photovoltaic solar energy, biomass, biogas from urban solid waste), a single remuneration value for Generated Energy is established at U.S.$28/MWh, irrespective of the source used. Energy produced by generators from unconventional sources prior to their commissioning by the OED will be remunerated at 50% of the above-mentioned remuneration.

As regards refunds to generators under the loan agreements for the execution of overhauls in their units, the Resolution established, firstly, the application of all receivables accrued in favor of generators for settlement, and secondly, a discount scheme in the generator’s revenues equivalent to U.S.$1/MWh for each generated MW, or U.S.$700/MW-month for the unit’s actual availability, whichever is higher.

We are currently analyzing the impact of these changes, as well as the measures to adopt to safeguard our rights.

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

The resolution also established the price large users were required to pay for excess demand, if not previously contracted under Energía Plus, a price closer to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The SEE established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps.1200 for GUMEs and GUMAs and Ps.0 per MWh for GUDIs).

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

WEM Supply Agreements under SE Resolution No. 724/2008

On July 24, 2008, the SEE issued Resolution No. 724/2008 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment. This resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market. The SE determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement. Under this resolution, we have signed agreements that permit it to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment. Under such agreements, in connection with Loma de la Lata’s 2014 expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 through 2010. In addition, under such agreements we have issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of SE Resolution No. 406/2003, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity.

CAMMESA had partially cancelled the LVFVDs allocated in our WEM Supply Agreement under SE Resolution No. 724/2008. Upon such breach, we had filed the appropriate administrative remedy in order to safeguard its rights, and seeking the total cancellation of such LVFVD. As of the date of this annual report, we had filed a claim against the Argentine Government seeking the cancellation of such LVFVD (see “Item 8. Legal Proceedings”).

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

We hold unaffected receivables from CAMMESA for a total nominal value plus accrued interest of Ps. 3,564 million and Ps. 4,049 million as of December 31, 2018 and 2017, respectively corresponding to LVFVDs under SE Resolution No. 406/2003 (2004-2006 and 2008-2013 periods) and Trust under SE Resolution No. 95/2013 (2013-2016 periods). As of December 31, 2017 the credit balance amounts to Ps. 2,452 million. As of December 31, 2018 and taking into consideration that no bids have been placed under the tenders launched pursuant to PEN Decree No. 882/2017 accepting as payment LVFVDs issued under Resolution No. 406/2003 and other provisions passed by the SE, we have reassessed the receivable present value by weighting the possibility of receivable assignments to a third-party with projects accepting LVFCDs as payment, as well as the possibility of recovering the receivables through the judicial claim; as a result of such reassessment, the related receivables amounts to Ps. 668 million

Wholesale Demand Agreements - SEE Resolution No. 21/16

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

Co-generation and Combined Cycle Projects - SEE Resolution No. 287/17

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

The selected project will be remunerated by PPAs (similar to those implemented by ME&M Resolution 21/16) with a term of 15 years. The price is split in a capacity price, a non-fuel variable cost for the energy generated and, if applicable, the fuel costs. The capacity and energy generated exceeding the committed under the agreement will be remunerated according SRRYME Resolution No. 1/19.

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

Measures for the Promotion of Renewable Energy Projects

In October 2015, Law No. 27,191 (regulated by Decree No. 531/16) was passed, which amends Law No. 26,190 on the promotion of renewable sources of energy. Among others, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be covered with renewable sources of energy. To meet such objective, WEM’s GU and CAMMESA should cover 8% of their demand with such sources by December 31, 2017, the percentage rising every two years until the objective is met. The agreements entered into with GU and GUDI may not have an average price exceeding U.S.$113/MWh.

Additionally, the Law provides for several incentives to encourage the construction of renewable energy projects, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the Fondo para el Desarrollo de Energía Renovables (“FODER”), which is destined, among other objectives, to the granting of loans, capital contributions, etc. for the financing of these projects.

RenovAr Program

ME&M Resolution No. 71/16 issued in May 2016 launched the RenovAr (Round 1) Program’s open call for tenders. In October 2016 and pursuant to Resolution No. 213/16, the ME&M awarded 29 projects for a total 1,142 MW (97% of which were wind and solar energy projects), including our 100 MW PEMC project in the Province of Buenos Aires, which was commissioned for service in June 2018. Additionally, in October 2016 ME&M Resolution No. 252/16 was issued launching the RenovAr (Round 1.5) Program’s call for tenders, and the following month ME&M Resolution No. 281/16 was issued, whereby 30 projects for a total 1,281.5 MW (100% which use wind and solar energy projects) were awarded.

Furthermore, in August 2017 ME&M Resolution No. 275/17 was issued launching the RenovAr (Round 2) Program’s call for tenders, and in December 2017 ME&M Resolutions No. 473/17 and 488/17 were issued, whereby 88 projects for a total 2,043 MW (89% of them wind and solar energy projects) were awarded. Finally, in November 2018, SGE Resolution No. 100/18 launched the RenovAr MiniRen (Round 3) Program’s call for tenders for smaller-scope renewable projects (between 0.5 and 10 MW) contemplating its connection to the facilities of the distribution company corresponding to the location, with a maximum 400 MW facility, of which 350 MW are wind and solar energy projects.

In all projects under the RenovAr rounds, any and all reductions of greenhouse-gas emissions resulting from the power capacity installed throughout the national territory, including that resulting from any other project accounted for to reach the WEM’s renewable power capacity goals set in Law No. 27,191, will be recognized by the Argentine Government towards the fulfillment of the contribution goal under the United Nations Framework Convention on Climate Change and the Paris Agreement.

MAT ER

ME&M Resolution No. 281/17 issued on August 18, 2017 regulated the MAT ER regime, which set the conditions for WEM GU and GUDI to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER or through self-generation from renewable sources. Furthermore, this Resolution regulates the conditions applicable to renewable power generation projects. Specifically, it created the RENPER, where such projects will be registered.

Projects destined to supply the MAT ER may not be committed under other remuneration mechanisms (e.g., the Renovar program). Surplus energy exceeding commitments with CAMMESA are remunerated until 10% of the generation at the minimum price for the technology covered by the RenovAr Program, and the balance, at the remuneration value for that type of technology set in SEE Resolution No. 19/17.

Furthermore, agreements executed under the MAT ER regime will be administered and managed in accordance with the WEM procedures. The contractual terms term, allocation priorities, prices and other conditions—, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

We registered the PEPE II, III and IV projects with the RENPER. We also requested the corresponding dispatch priority under ME&M Resolution No. 281/17, which was granted for the whole 160 MW installed capacity of the three projects.

As regards the PEPE IV project, even though it was announced on May 23, 2018, the volatility of the economy and changes in the applicable legislation adversely affected the project, and its feasibility is being assessed.

Renewable Energy Distributed Generation

On December 27, 2017, Law 27,424 was passed. Such law declares the distributed generation of renewable energy of “national interest” and set forth the basic conditions for such generation by the energy distributor’s final users (excluding large users and self-generators) both for their own use and he sale of any exceeding generation to the network.

Furthermore, all national public building projects should contemplate the use of a distributed generation system leveraging the use of renewable sources after conducting, if applicable, an environmental impact study. Besides, the enforcement authority will carry out a study of existing national public buildings and will suggest incorporating power efficiency systems, including renewable distributed generation capacity.

Decree No. 986/18 issued in November 2018 and SGE Resolution No. 314/18 dated December 2018 regulated the Regime Encouraging Grid-Integrated Renewable Energy Distributed Generation seeking to reach a 1,000 MW capacity within a term of 12 years.

As regards the billing scheme, it is expected that a balance will be reached between each user-generator’s consumption and injection. In this line, distributors should file a monthly declaration to CAMMESA indicating the values corresponding to the electric power generated by users-generators.

Restructuring of Argentine Government’s Energy Sector Assets

On October 31, 2017, the Macri administration issued Decree No. 882/17 ordering the restructuring of the Argentine Government’s energy sector assets aimed at the reduction of government participation.

Pursuant to the Decree:

1.      the ME&M is to take all necessary actions for the merger of IEASAS’ and EBISA and change the corporate name of the merged entities to Integración Energética Argentina S.A. (“IEA”). IEA will be responsible for selling Argentina’s generation capacity in binational energy projects;

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

4.      The ME&M must take all necessary actions to sell: (a) CT Ensenada de Barragán and Bgd. López (the purchaser must close the combined cycle); (b) Argentine Government’s rights in CT Manuel Belgrano II; and (c) IEASA equity participation in CITELEC;

5.      The ME&M must, through sale, assignment or other method; transfer:

a.      The Argentine Government’s equity participation in Central Dique S.A., Central Puerto S.A., Centrales Térmicas Patagónicas S.A., TRANSPA and Dioxitek;

b.      The Argentine Government’s right in TJSM, TMB, Termoeléctrica Vuelta de Obligado, and Termoeléctrica Guillermo Brown.

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

The above-indicated sales should follow a public and competitive processes, preserving the rights stipulated in the applicable contracts and corporate documents (i.e., preemptive rights). Competent public bodies (for example, the Appraisal Court) will take part in the valuations, although private entities may be hired to such effect. Furthermore, the ME&M and IEASA were authorized to receive as payment the LVFVDs issued pursuant to SE Resolution No. 406/03 and other provisions passed by the SE for up to the maximum amounts and under the conditions to be established by the ME&M.

To such effect, IEASA launched the public tender for the sale of the CT Ensenada de Barragán and the CT Brigadier López CTs. The date for the presentation of bids was repeatedly postponed, and finally set for January 31, 2019. The public tender contemplates the transfer of the goodwill and the assignment of certain rights, contracts and staff, as well as the repurchase of part of the liabilities issued by both trusts. Appraisals were made by the National Appraisal Court. Bids should contemplate the payment in cash of 75% of the applicable appraisal. Bids above the minimum price may consist of cash or LVFVDs. As of the date of this annual report, IEASA’s Board of Directors awarded CT Brigadier López and rejected every offer for CT Ensenada de Barragán. On April 4, 2019, SGE Resolution No.160/2019 approved the tender documentation fort second round to sale CT Ensenada de Barragán. The minimum price to be paid in cash is U.S.$ 229,429,500.

Fuel Self-Procurement by Thermal Power Plants

The SGE issued Resolution No. 70/2018, which was published on November 6, 2018, authorizing power generators, co-generators and self-generators within the WEM to acquire fuels, without distinction, needed for their own power generation. This resolution replaces Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy, which provided that fuel procurement for power generation would be centralized by CAMMESA (with the exception of power generation under the Energía Plus regime).

The generation cost with self-procured fuel will be valued according to the Variable Production Costs recognition mechanism followed by CAMMESA. However, this resolution does not provide further details.

Moreover, the self-procurement capacity will not affect commitments undertaken by power generators under PPAs executed with CAMMESA, and CAMMESA will remain in charge of the commercial management and fuel dispatch for power generators which “do not or cannot” make use of such capacity.

We decided to use our self-procurement capacity, allocating a significant part of our own production of natural gas for the dispatch of our thermal units.

Oil & Gas Regulatory Framework

Petroleum

Overview

The Argentine oil and gas industry is regulated by the Hydrocarbons Law, enacted in 1967, as amended by Law No. 26,197 and Law No. 27,007, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Act”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the Argentine Government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the Argentine Government, but in 1992 a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of YPF and Gas del Estado (“GdE”). In order to respond to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the Argentine Government transferred ownership of oil and gas reserves to the governments of the provinces where those reserves were located, upon satisfaction of certain conditions. Furthermore, pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law No. 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the Argentine Government or the provinces, depending on the territory where the relevant areas are located.

Fields located in the area lying between 12 nautical miles from the coastline and the outer boundary of the continental shelf belong to the Argentine Government. All the fields lying within the various provinces or in offshore areas within 12 nautical miles of the coastline belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the Argentine Government and the provinces, as discussed in detail below under “—Federalization Law.”

As a result of the Federalization Law, all oil and gas exploration permits and production concessions, as well as other types of exploration and/or production contracts with respect to the fields located in provincial territories, where originally granted by the Argentine Government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concession holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.

The Hydrocarbons Law allows the Argentine Government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and production agreements; (ii) enforce compliance with the terms and conditions of permits, concessions and exploration and production agreements; (iii) approve the extension of the terms of permits, concessions and exploration and production agreements; and (iv) impose fees.

Following the enactment of the Federalization Law, several provinces (i.e., Chubut, Río Negro, La Pampa and Mendoza) conducted public bidding processes for the granting of new exploration permits and, eventually, production concessions.

While privatized, the oil and gas industry still remains heavily regulated, particularly with respect to: the granting of exploration and production rights, strict control on exports, taxes and fees on gross production; specific investment obligations relating to drilling activities, and other environmental controls and works.

In July 2012, the Argentine Government issued Decree No. 1,277/2012 through which it regulated Law No. 26,741, and repealed those provisions of Decrees No. 1,055/89, 1,212/89 and 1,589/89 which provided for: (i) the right to dispose of hydrocarbon production (both placed in the domestic market and for export), (ii) free pricing, and (iii) the exemption from any duty, law and/or retention on exports and imports hydrocarbons. In turn, it created the National Register of Hydrocarbon Investments wherein Hydrocarbon sector companies must register and the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”), whose main role is to carry out the National Investment Plan for Hydrocarbon (“Plan Nacional de Inversiones Hidrocarburiferas”), for the purpose for which companies must timely provide to the Committee the technical, quantitative and/or economic information that is requested, as necessary to evaluate the performance of the sector. Companies must also submit an Annual Investment Plan conforming to the National Investment Plan for Hydrocarbons. The Decree also authorizes the Commission to publish reference prices for each of the components of costs and sales, and reference prices for fuel, which are intended to allow coverage of production costs attributable to the activity while obtaining a reasonable profit margin. The Commission may apply different types of sanctions for non-compliance.

On October 31, 2014, Law No. 27,007 amended the Hydrocarbons Law by, among other changes, distinguishing between concessions granted for exploration of conventional resources, as compared to non-conventional resources, and concessions granted for offshore exploration and production, modifying the fee and royalty payment schedule, and modifying certain regulations with the goal of promoting investment and the efficient use of resources.

On October 31, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the exploration and production of unconventional hydrocarbons (which were not regulated in the previous Hydrocarbons Law), the extension of the concessions and royalties’ rates, as follows:

•        Regarding exploration permits, the term of permits for conventional exploration was divided into 2 periods of up to 3 years each plus a discretionary extension of up to 5 years. Thus, the maximum possible duration of exploration permits was reduced from 14 to 11 years.

•        For unconventional exploration, the term of permits was divided into two 4-year terms, plus a discretionary extension of up to 5 years, providing for a maximum term of 13 years. In the case of off shore permits, the term was divided in two periods of up to 3 years (with a discretional extension of 1 year each period) and a discretional extension for up to 5 years, providing for a maximum term of 13 years.

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

Law No. 27,007 provided that the executive branch of the Argentine Government shall include in the Promotional Investment Regime established by Decree No. 929/2013 the direct investment projects that contemplate investments for an amount of U.S.$250 million in a 3-year period. Currently, the benefits under this regime apply to projects for amounts higher than U.S.$1,000 million in a 5-years period.

The benefits under this promotional regime will be enjoyed after the third year and shall apply to 20% of the production of the project, in the case of on shore projects –whether conventional or unconventional- and to 60%, in the case of offshore projects. To qualify as an offshore project, the wells’ depth measured between the surface and the seabed must be of at least 90 meters.

Law No. 27,007 also established two contributions payable to the Provinces in connection with the projects subject to this promotional regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the Commission considering the size and scope of the project, to develop infrastructure projects in the relevant Province and payable by the Argentine Government.

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

On March 11, 2016 the Ministry of Energy and Mining issued Resolution No. 21/2016 creating an export stimulus program for Escalante crude oil surplus (i.e., after domestic demand is satisfied) from the San Jorge Gulf Basin, effective from January 1, 2016 through December 31, 2016. The additional compensation to which such exports were entitled was to be paid for each shipment provided that the average price of Brent oil does not exceed U.S.$47 per barrel in the period beginning two days prior to such shipment and ending two days after such shipment. The compensation to be paid by the Argentine Government to eligible exporters amounts to U.S.$7.50 per barrel.

On January 3, 2017, the Argentine Government issued Decree No. 2/2017, which modified the Ministries Law No. 22,520. Among other changes, it split the Ministry of Economy and Public Finance, creating the Ministry of Economy and the Ministry of Finance and separating their respective powers and responsibilities.

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

On January 8, 2017, export duties on hydrocarbon exports established by Law No. 26,732 ceased to be enforceable.

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

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating the state-owned energy company IEASA. The corporate purpose of IEASA is to carry out, through third parties or through joint operations with third parties, (i) studies, exploration and exploitation of natural hydrocarbon reserves; (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products; (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted IESA all exploration concessions in respect of all national offshore areas located more than 12 nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry into force of the law on November 3, 2004. Therefore, any future exploration of offshore areas must be performed jointly with IEASA.

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

Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91 (recently modified by Decree No. 115/19), which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “—Argentine Energy Sector—Oil & Gas Regulatory Framework— Gas Market Regulatory Framework.”

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

Royalties

Pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on the acreage of each block and which varies depending on the phase of operation (i.e., exploration or production), and in the case of exploration, depending on the relevant period of the exploration permit. On October 17, 2007, Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Pesos that are payable to the different jurisdictions where hydrocarbon fields are located.

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

Gas Market Regulatory Framework

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

In addition, in 2007, through the state-run energy company IESA, the Argentine Government started to import gas from Bolivia and to request shipments of liquefied natural gas tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of non-priority users.

In view of such trend, the Argentine Government decided to introduce new resolutions seeking to incentivize investment and production:

Gas Plus

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

In May 2016, ME&M Resolution No. 74/16 created the Gas Plan III, which provided that no new projects may be submitted under the Gas Plus program, although approved projects would remain effective under the same conditions.

Gas Plan I

In February 2013, the Commission’s Resolution No. 1/2013 was published, creating the Natural Gas Surplus Injection Stimulus Program (“Gas Plan I”) whose objective was to evaluate and approve projects that contribute to national self-sufficiency in hydrocarbons through increases in gas production and injection into the domestic market, and projects that generate higher levels of activity, investment and employment in the sector.

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

On April 26, 2013, the Commission’s Resolution No. 3/13 was published in the official gazette, which regulates Gas Plan I and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Commission containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the Gas Plan I’s audit mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Hydrocarbon Investments Committee, Petrolera Pampa, currently merged with us, was registered with the National Registry of Hydrocarbon Investments. Petrolera Pampa submitted several projects so that the Hydrocarbon Investments Committee should evaluate its inclusion under Gas Plan I. On August 7, 2013, pursuant to Resolution No. 27/13, the Hydrocarbon Investments Committee approved the submitted projects for an increase in the total natural gas injection, with retroactive effects as of March 1, 2013.

On July 15, 2015, the Hydrocarbon Investments Committee published Resolution No. 123/15 creating the Rules applicable to acquisitions, sales and assignments of blocks, rights and interests under Gas Plan I. These rules provided that companies acquiring, selling or assigning blocks, rights or interests should submit the applicable presentation within a term of 10 business days after the transaction is made. Petrolera Pampa filed the applicable presentation for operations conducted in the Rincón del Mangrullo block.

Gas Plan II

In November 2013, the Commission issued Resolution No. 60/13, creating the Natural Gas Excess Injection Stimulus Program for Companies with Reduced Injection (the “Gas Plan II”). Producers could submit projects to increase natural gas production levels until March 31, 2014. Such program was directed to companies without previous production or with a maximum injection limit of 3.5 million m3/day, and provided for price incentives in the case of production increases, and penalties involving LNG imports in the case of non-compliance with committed volumes. Furthermore, companies covered by the Gas Plan I and meeting the applicable conditions may request the termination of their participation in that program and their incorporation into the current one. PELSA filed a presentation and was registered with the Commission on March 6, 2014 pursuant to Resolution No. 20/14.

In March 2014, Resolution No. 60/13 was amended by Resolution No. 22/14 issued by the Commission, whereby the deadline for submission was extended until April 30, 2014, and the previous maximum injection limit was increased to 4.0 million m3/day.

In August 2014, the Ministry of Economy, through Resolution No. 139/14, introduced new changes to Resolution No. 60/13 issued by the Commission, including, among others, the elimination of the previous maximum injection limit and the fixing of two annual registration periods. Petrobras Argentina made a presentation and was registered with this Program on January 30, 2015 pursuant to Resolution No. 13/15 issued by the Commission. The participation of Pampa’s areas included under Gas Plan II was effective until June 30, 2018.

In furtherance of the Commission, Resolution No. 123/15, we modified our registration following the assignment, in March 2015, of 100% of its blocks in the Austral Basin (Santa Cruz I and II) to YPF and, in October 2016, 33.33% of its interests in Río Neuquén and 80% of its interests in Aguada de la Arena to YPF, as well as the assignment of 33.60% of its interests in Río Neuquén to Petrobras Operaciones S.A.

On January 4, 2016, the Executive Order No. 272/15 was published, which dissolved the Hydrocarbon Investments Committee created pursuant to Executive Order No. 1277/12, and provided that its powers would be vested in the ME&M.

In May 2016, ME&M Resolution No. 74/16 created the “New Natural Gas Projects Promotion Program” (the “Gas Plan III”) and provided that no new projects may be submitted under this program, although approved projects would remain effective under the same conditions.

Companies which participate in the Gas Plan I agreed to a Base Volume to be sold at the “Base Price and could expect to receive U.S.$ 7.5/MMBtu for any injection volume in excess of the Base Volume (the “Excess Injection”). The Argentine Government undertakes to pay a monthly compensation for: (i) any difference between U.S.$7.5 /MMBtu and the price actually received from the sale of the Excess Injection and (ii) any difference between the Base Price and the price actually received from the sale of the Injection Base.

On January 4, 2016, Decree No. 272/15 was passed, which dissolved the Commission created pursuant to Decree No. 1,277/12, and provided that the powers assigned to this Commission would be exercised by the ME&M.

On May 20, 2016, the Argentine Government issued the Decree No. 704/16 authorizing the issuing of bonds in dollars (BONAR 2020) as payment of its previous 2017 debts in regard of the Gas Plan (Resolutions. 1/13 and 60/13).

For 2017 debts in regard of the Gas Plan (Resolutions No. 1/13 and No. 60/13), on April, 3, 2018, ME&M Resolution No. 97/18 was issued approving the procedure for the cancellation in 30 equal consecutive installments, payable as from January 1, 2019, of the amounts owed under the following programs: (i) Gas Plan I (Resolution No.1/13); (ii) Gas Plan II (SE Resolution No. 60/13); and (iii) Gas Plan III (ME&M Resolution No. 74/16).

On February 21, 2019, SGE Resolution No. 54/19 was issued, cancelling the obligations arising from the provisions of the ME&M Resolution No. 97/18 through the issuance of public debt instruments.

On May 2, 2018, we adhered to this procedure which keeps 85 % of Argentine Government debt denominated in U.S. dollars, despite the billing in Pesos described above, reducing our currency devaluation risk.

The Gas Plan I and the Gas Plan II of Pampa finished on December 31, 2017 and June 31, 2018 respectively.

Unconventional Gas Plan

On March 6, 2017, the ME&M issued Resolution No.46-E/17 creating the “Stimulus Program for Unconventional Production” whose objective is to promote investments in non-conventional gas production (tight gas or shale gas) from fields located at the Neuquina Basin (the “Unconventional Gas Plan”). The Argentine Government undertook to pay a monthly compensation for each area located at the Neuquina Basin under the “Stimulus Program for Non-Conventional Production” ensuring a minimum gas price of: (i) U.S.$7.50/MMBtu for 2018, (ii) U.S.$7.00/MMBtu for 2019, (iii) U.S.$6.50/MMBtu for 2020 and (iv) U.S.$6.00/MMBtu for 2021.

The “Stimulus Program for Non-Conventional Production” was modified by the Resolution No. 419/17 which stated some limitations upon the compensation. Subsequently, Resolution No. 447-E/2017 extended the “Stimulus Program for Non-Conventional Production” to fields located at the Austral basin.

On June 7, 2017 the ENARGAS issued Resolution No. 4502/17 approving the Emergency Committee Procedure which rules the measures to be taken in case of households and small retailers whose natural gas demand cannot be satisfied.

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

On December 31, 2017, Law No. 25.561 (the “Public Emergency Law”) expired, except for some aspects reached by Law 27.345.

On the other hand, on November 17, 2017, ME&M Resolution No. 447/17 was published, which extends the application of the Unconventional Gas Plan to the Austral Basin. Additionally, on January 20, 2018, ME&M Resolution No. 12/18 was issued, which introduced the applicable amendments to the Unconventional Gas Plan so as to apply the incentives provided therein to adjacent concessions operated on a unified basis and meeting all other applicable conditions. Since companies interested in participating in the Unconventional Gas Plan had suffered certain delays in the granting and approval of their specific investment plans, they requested an adjustment in the payment date of the first compensation under the Unconventional Gas Plan, and, correspondingly, the performance of the applicable reviews associated with the initial provisional payment.

We have applied to the SGE for the inclusion under this program of our projects in the Río Neuquén, El Mangrullo and Sierra Chata blocks, which had been previously approved by the provincial enforcement authority. However, on January 30, 2019, in a meeting called by the SGE with the participation of gas producers covered by the Unconventional Gas Plan (including the Company), it was informed that no new projects would be approved under the Unconventional Gas Plan, and that the SGE would evaluate a new incentive scheme for the production of unconventional gas during the winter period. We are evaluating the rights and obligations of each party under the Unconventional Gas Plan.

Natural Gas for the Residential Segment and CNG

Priority Demand and Emergency Executive Committee (“CEE”)

In 2007, the Argentine Government and producers signed a Natural Gas Producers’ Agreement, the main goals of which were to secure supply of the domestic demand for gas and the gradual recovery in prices through all market segments. The above-mentioned agreement was approved by SE Resolution No. 599/07, and the residential supply commitment expired in December 2011.

In October 2010, through Resolution I-1410 issued by ENARGAS, the natural gas dispatch method was modified, placing a priority on the supply of the residential and CNG segments’ demand, with volumes exceeded those stipulated under SE Resolution No. 599/07. In December 2011, the Argentine Government, through SE Resolution No. 172/11, temporarily extended the conditions of the Producers’ Agreements on a unilateral basis, and thus allowed ENARGAS to continue using gas producers’ shares stipulated in such agreement.

In June 2016, ME&M Resolution No. 89/16 was published, which established the criteria for the standardization of natural gas purchase agreements within the PIST by distribution service providers in order to meet the Priority Demand. Additionally, criteria were established to guarantee the meeting of the Priority Demand through the CEE in case of operational emergencies which may affect the normal supply.

Finally, in June, 2017 ENARGAS Resolution No. 4502/17 was published, which approved the procedure for dispatch administration in the CEE. In case the CEE did not reach an agreement, ENARGAS would define the supply taking into consideration each producer’s available quantities minus the amounts previously purchased to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

 New Natural Gas Prices within the PIST for Gas Supply to Distributors

In January, 2018, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated and, therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply agreements will be determined by the free interaction of supply and demand. As a result, in November 2017 and with the support from the ME&M, natural gas distributors executed an agreement with the country’s main natural gas producers, effective for a year as from January 1, 2018. Prices were differentiated based on the source basin, the user category, and whether the tariff was full or differential, with periodic increases, and ranged from U.S.$1/MBTU to U.S.$6.5/MBTU. However, on account of the significant devaluation of the Peso. and the impossibility by distributors to pass this new exchange rate on to final users’ tariff schemes, in October, 2018, this agreement was rendered ineffective and, consequently, prices began to be agreed with distributors in the spot market on a daily basis.

Furthermore, ENARGAS Resolutions No. 280-289 and No. 292/2018 were issued, which established, effective for a six-month period beginning October 1, 2018, new natural gas final tariffs for the following categories of users: residential, “P” General Service users with full service and CNG users considering a price of natural gas as a raw material ranging between U.S.$1.74/MBTU and U.S.$3.98/MBTU, including the differential tariff.

Furthermore, on November 15, 2018, Decree No. 1053/2018 was issued, establishing, on a one-off basis, that the Argentine Government would bear the difference between the price of gas purchased by gas distributors and that recognized in the gas distributors’ final tariffs for the April 2018 – March 2019 period, in 30 monthly and consecutive installments payable as from October 1, 2019.

It also established in Article 8 of Decree No. 1053/2018 that, as of April 1, 2019, natural gas suppliers and distributors must include in their contracts clauses pursuant to which, during each seasonal period , they are forbidden to transfer to end users additional costs incurred because of fluctuating exchange rates. Decree No. 1053/2018 does not expressly establish how these higher costs will be absorbed or passed over to the users.

Finally, on February 12, 2019, ENARGAS Resolution No. 72/19, set forth the methodology for passing the gas price on to tariffs and the general procedure for calculating accumulated daily exchange differences entered into effect. Among other aspects, this methodology contemplates the recognition of prices stipulated in the agreements entered into between distributors and producers and the definition of the exchange rate to be used. Specifically, it provides that the exchange rate to be considered between producers and distributors should be Banco Nation’s average exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rates stipulated in the agreements.

Public Tender for Firm Gas Supply for Distributors

SGE Resolution No. 32/19, published on February 11, 2019, approved the mechanisms for the single-price public tender for firm gas supply to distributors by producers and IEASA. It also defined take or pay (“ToP”) commitments for the purchaser and deliver or pay (“DoP”) commitments for the seller for up to 70% of the maximum daily volume for a term of 12 months, with seasonal variations, effective as from April 2019.

From the South and Neuquina Basins, 14.4 million m3-day were assigned for the summer, and 36.1 million m3-day for the winter, at a weighted average price of U.S.$4.62/MBTU among the awarded offers. Out of these volumes, 83% corresponded to the Neuquina Basin at a weighted average price of U.S.$4.61/MBTU. Pampa took part in and was awarded this auction. Furthermore, from the Noroeste Basin, 3.8 million m3-day were assigned for the summer and 9.4 million m3-day for the winter, at a weighted average price of U.S.$4.35/MBTU.

Natural Gas for Electric Power Generation

On April 13, 2016, ME&M Resolution No. 41/16 established new natural gas prices for the power plants’ segment, which reached an average price of U.S.$5.20/MBTU, the highest price (U.S.$5.53/MBTU) being for the Neuquina Basin.

However, on August 1, 2018, MinEn (formerly ME&M) Resolution No. 46/2018 was published, which set maximum prices within the PIST for natural gas, based on the source basin, effective as from the publication of such Resolution, with a weighted average of U.S.$4.20/MBTU, and a price of U.S.$4.42/MBTU for the Neuquina Basin.

On September 6, 2018, CAMMESA’s auction for the September - December 2018 period took place, and price indications for a total 143 million m3 of interruptible gas-day were received, with a weighted-average PIST price of U.S.$3.8/MBTU. Furthermore, on December 27, 2018, under another CAMMESA auction conducted for the year 2019, price indications for a total 222 million m3 of interruptible gas-day were received, at seasonal PIST prices with a maximum price of U.S.$5.2/MBTU and a minimum price of U.S.$3.2/MBTU for the June-August 2019 period, and with a maximum price of U.S.$3.7/MBTU and a minimum price of U.S.$2.2/MBTU for the rest of the year. We took part in both auctions.

In the last CAMMESA auction, maximum PIST seasonal reference prices were considered based on the source basin, pursuant to SGE Note No. 66680075/2018 issued on December 19, 2018 and effective as from January 2019. In the case of the Neuquina Basin, for the June – August 2019 period the price was set at U.S.$4.95/MBTU, and for the rest of the year, at U.S.$3.70/MBTU.

Furthermore, seeking that the WEM should bear the costs of imported gas and, consequently, reflect them in the variable costs the electric dispatch is based on, on October 4, 2018 SGE Resolution No. 25/2018 was issued, which provides that, in case the supplier is IEASA, CAMMESA should adopt the purchase and sale cost effective as from October 1, 2018.

Natural Gas Export

On August 21 and September 15, 2018, the former Ministry of Energy Resolution No. 104/2018 and SGE Resolution No. 9/2018, were issued establishing a Procedure for the Authorization of Natural Gas Exports. Authorizations may consist of short-term (up to 1 year) or long-term (1 to 10 years) exports on a non-firm basis, or firm basis for the summer period (October - April for a term of up to 5 years), or operational exchanges in emergency situations, in all cases conditional upon the sufficiency of supply to the Argentine domestic market. In the case of projects that fall under the Unconventional Gas Plan, exported natural gas may not be counted as part of and/or within the production applicable to the Unconventional Gas Plan.

In December 2018 and in January 2019, we were authorized through SGE Resolutions No. 252/2018 and 12/2019 to export natural gas in an interruptible basis to Chile and Uruguay from Río Neuquén and Rincón del Mangrullo areas.

Furthermore, on September 3, 2018 and September 27, 2018 regulators applied a duty on the value of gas exported, effective from September 4, 2018 to December 31, 2020. The exports duty consists of a Ps.4 tax on every U.S.$1.00 worth of exports, with a maximum tax rate of 12% on the value of exports.

Crude Oil Regulatory Framework

Liquid Hydrocarbons Export Duty

On December 29, 2014, the Ministry of Economy Resolution No. 1,077/14 established export rates in line with the crude oil’s international price, which was determined based on the reference Brent’s value on the month corresponding to the export minus U.S.$8.0/bbl. Under this system, if the international price did not exceed U.S.$71, the producer paid export duties for 1% of that value, and if the international price exceeded U.S.$72/bbl, variable withholdings were settled. This system would be in force for a term of 5 years as from its enactment on January 6, 2002. The term was extended for a five-year term pursuant to Law No. 26,217, and later re-extended for a like term pursuant to Law No. 26,732. On January 6, 2017, upon the failure to extend the provisions regulating this issue (Public Emergency Law No. 25,561/02, as amended and supplemented), the withholdings scheme on the exports of oil and its derivatives terminated and, therefore, all applicable outstanding rights were canceled by the Customs Office.

Furthermore, Decrees No. 793 and No. 865/2018, regulate the application of a duty on exports for several products of the Common Mercosur Nomenclature, including crude oil, effective from September 4, 2018 to December 31, 2020. This duty provides for a Ps. 4 withholding on each exported U.S.$, with a maximum 12% tax rate.

Agreement for the Transition to International Prices in the Argentine Hydrocarbon Industry

The Argentine Government agreed with Argentine producers and refineries on a crude oil price for 2016 leading to a gradual convergence of the price of the crude oil barrel traded in Argentina towards the international price.

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

On September 22, 2017, through Note No. 21505927/17, the ME&M notified the signatories to the Transition Agreement of its suspension as from October 1, 2017 since the Brent crude oil price exceeded U.S.$55/bbl for 10 consecutive days, a condition stipulated in the Transition Agreement.

Since then, the domestic price for crude oil barrel to be used as raw material for refining and gas pump prices have been determined based on domestic market rules.

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

In 2016 and pursuant to Resolution No. 5/16 of the Secretariat of Hydrocarbon Resources (“SRH”), the SRH established the specifications applicable to fuels sold in the national territory, superseding SE Resolution No. 1.283/06 and its amendments.

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

The Ministry of Federal Planning created the Energía Total (“Total Energy”) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (pursuant to Resolution No. 459/07). The program was designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities, and for electricity generation. The program has since been extended. IEASA is in charge of coordinating the Total Energy program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (LPG, diesel, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Total Energy program and that have reached an agreement with IEASA.

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

On March 3, 2018, Resolution No. 5/2018 (SSRH) updates the Maximum References Prices and Compensations for producers of butane and propane for the domestic market, within the Programa Hogares con Garrafa (HOGAR).

On April 9, 2018, Law 27,442 (Antitrust Law) and Decree No. 480/18 (June 1, 2018) were issued, regulating and prohibiting economic concentrations, acts or behavior, of any form, related to the production and trading of goods or services, which have the object or effect of limiting, restricting, missing or distorting the competition or limiting the access to the market, in any way that can result in damage to general economic interest.

On May 31, 2018, Decree No. 501/2018 came into force, approving the regulation of Law 23.966, Title III (Impuestos sobre los Combustibles Líquidos y al Dióxido de Carbono) related to operations subject to tax, the accomplishment of the taxable events, the list of products involved and the exempted operations or operations with a differential tax treatment or subject to refund.

Market Regulation

Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions had the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002, the Argentine Government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “Refining and Marketing” above and “Item 3. Key Information—Risk Factors— Risks Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

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

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report, as well as “Item 3. Key Information—Selected Financial Data”.

Sources of Revenues

Generation

Our electricity generation operations derive revenues from the sale of electricity in the spot market, through contracts with CAMMESA and through term contracts with large users within the MAT.

Distribution of Energy

Our electricity distribution operations generate revenues mainly from electricity sales to users in our distribution service area. Electricity sales reflect the distribution tariffs Edenor charges its customers (on the basis of applicable tariffs).

Revenue from electricity provided by Edenor to low-income area and shantytowns is recognized to the extent that the framework agreement has been renewed for the period in which the service was rendered.

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas, through term contracts under the Gas Plus Regime or to industrial clients. Regarding crude oil, we sell our production mainly in the domestic market. In April 2018, we divested certain oil and gas assets (see “Item 4. Recent Developments—Strategic Divestments—Sale of Certain Oil and Gas Assets to Vista”), as a result, the related revenues were disclosed within discontinued operations.

Refining and Distribution

In May 2018, we divested assets related to refining and distribution segment (see “Item 4.Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura”), as a result, the refining and distribution revenues from the sale of crude oil and refined products (diesel, gasoline, fuels and lubricants) through our commercial network of gas stations located throughout Argentina and to wholesale customers, industrial, construction and marine markets, which are recognized upon delivery of the relevant products, were disclosed within discontinued operations.

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

Holding and others segment

Our holding and others segment generate revenues from contracts with customers in relation to advisory services to related companies.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in local and international crude oil prices, natural gas prices, international petrochemical product’s prices and in regulated electricity distribution tariffs, fluctuations in demand for oil related products, natural gas and electricity in Argentina and costs of sales and operating expenses.

Our results of operations for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina beginning on July 27, 2016 when the Acquisition was consummated.

During 2018, we divested our main assets related to refining and distribution segment and certain oil and gas assets, that had been incorporated through Petrobras Acquisition in July 2016 (see “Item 4. Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura” and “Item 4. Recent Developments—Strategic Divestments—Sale of Certain Oil and Gas Assets to Vista”). Therefore, the results of the affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and the consolidated statement of cash flows.

Argentine Economic Conditions and Inflation

Because most of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for energy, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while reducing our revenues in real terms.

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in the Argentine Government’s policies. The crisis and the Argentine Government’s policies during this period severely affected the energy sector, as described below. Although over the following years the Argentine economy recovered significantly from the crisis, and the business and political environment was largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2018	2017	2016
Real GDP (% change)	-2.5%	2.7%	-2.1%
Nominal GDP (in millions of Pesos)	14,566,559	10,644,779	8,228,160
Real Consumption (% change)	-2.4%	4.0%	-0.8%
Real Investment (% change)	-5.8%	12.2%	-5.8%
Industrial Production (% change)	-5.0%	2.5%	-4.7
Consumer Price Index	47.6%	24.8%	39.70
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	37.81	18.77	15,85
Exports (in millions of U.S.$)	61,621	58,621	57,909
Imports (in millions of U.S.$)	65,441	66,930	55,852
Trade Balance (in millions of U.S.$)	-3,820	-8,309	2,057
Current Account (% of GDP)	-5.4%	-4.9%	-2.7%
Reserves (in millions of U.S.$)	65.8	55.1	39.3
Tax Collection (in millions of Pesos)	3,713,409	2,842,217	2,273,047
Primary Surplus (in millions of Pesos)	-338,987	-404,142	-343,526
Public Debt (% of GDP at December 31) *	86.2%	56.6%	53.1%
Public Debt Service (% of GDP)	2.7%	6.1	5.3
External Debt (% of GDP at December 31)	72.1%	41.4%	34.9%

                              Sources: INDEC; Central Bank; Ministry of Treasury.

*Includes hold-outs

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

Economic Recovery and Outlook

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

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions by the Macri administration, which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.

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

Argentina’s economy grew by 2.8% during 2017, driven by an increase in private consumption, public spending and investment which counteracted the 2.2% contraction in 2016. The Argentine economy’s recovery is attributed to both external and domestic factors. The external factors included, among others, an overall improvement of the Brazilian economy, which led to an increase in Argentina exports to Brazil. The domestic factors included, among others, the growth in average wages, an increase in welfare and public works spending by the Argentine Government and the increase in bank lending activity to the private sector, which stimulated consumption and private investment. However, the performance of the various sectors of the economy was varied. Sectors buoyed by the change in relative prices, by public works spending or by specific trade agreements, such as agriculture, construction and the automotive industry, respectively, recorded high growth rates during 2017. By contrast, those affected by the relaxation of import controls and the Peso’s appreciation, such as the textiles and electronics industries, continued their contraction.

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

In 2017, there was a real increase in public spending. As a result of stronger growth in revenues as compared to expenditures, the primary deficit decreased to 3.9% of GDP in 2017 (compared to 4.3% in 2016); after payment of interest on the debt, the fiscal outturn stood at 6.1% of GDP, above the 5.9% recorded in 2016. The fiscal deficit remained high, notwithstanding the policy of reducing subsidies for public services, the extraordinary revenues from the special tax under the capital legalization (or repatriation) program, and the increase in tax receipts associated with greater economic activity.

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

After a slight recovery in 2017, the first quarter of 2018 showed a trend which was similar to that of the previous year due to a carry-over effect. However, a lower than expected harvest and a reduced supply of international creditors willing to finance the Argentine Government revealed certain aspects of weaknesses of Argentina’s economy.

In addition to the external debt assumed by the Argentine Government and the lack of “genuine” dollars to meet maturities, Argentina became exposed to rollover risk. As a result, the Argentine Government signed the SBA with the IMF to secure the foreign currency it was unable to obtain from agricultural exports or from external financing; however, the assistance was conditioned upon correcting certain fiscal, monetary and exchange imbalances of the Argentine economy.

In 2018, additional volatility occurred in the exchange market due to a lack of predictability generated by the SBA with the IMF. After a financial crisis during the first half of 2018, the wholesale peso exchange rate devalued 54% as of June 2018 compared to December 2017. In August 2018, economic volatility intensified as a result of the exchange rate increasing to approximately Ps.40 per U.S.$ 1.00. During 2018, economic factors such as the increase in the exchange rate and the Argentine Government’s decision not to renew the LEBACs, which had strongly increased the monetary base, contributed to the increase of inflation.

In response to increased inflation, the Central Bank applied a restrictive monetary policy and increased reference interest rates which caused a reduction in economic activity. In September 2018, the Central Bank modified the monetary policy with a focus on monetary-aggregates targets and maintaining the monetary base constant until mid-2019. Such monetary policy measures combatted inflation directly and contributed to a decrease in economic activity in the construction, commerce and manufacturing sectors.

In 2018, due to the external crisis and its domestic impact, which resulted in a fiscal and exchange rate crisis, cumulative economic activity decreased approximately 2.6%, as compared to 2017. Public consumption decreased by approximately 3.0%, while exports, net of imports, decreased by approximately 7.5%, compared to 2017. The contraction in economic activity negatively impacted 13 of the 16 economic sectors, with decreases in manufacturing (14.2%), wholesale and retail sales and repairs (15.7%) and construction (12.7%). However, such economic activity decreases were partially offset by increases in the agriculture, livestock, hunting and forestry (4.7%), Education (1%) and Health and social services (0.4%) sectors.

In 2018, the Cost of Living Index published by the INDEC showed a variation of 47.6%. The greatest variations in the index were increases in the following sectors: transportation (66.8%), communications (55.3%), and basic goods and services (53.2%). The least affected sectors were alcoholic beverages and tobacco (28.3%), clothing and footwear (33.1%) and education (32.1%). Wages measured by the Permanent Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables or “RIPTE”), increased by 29% between December 2018 and December 2017.

According to the INDEC, the estimated current account deficit in December 2018 totaled U.S.$. 3.8 billion (which represented 4.7% of the GDP). In 2018, FOB value estimated exports totaled U.S.$.61.6 billion, whereas the CIF value of estimated imports amounted to U.S.$. 65.4 billion. In December 2018, exports of primary products increased approximately 36.9%, whereas exports of agricultural manufacturing and industrial manufacturing increased by approximately 11.8% and 9.9% respectively. Fuel and energy exports recorded an estimated decrease of 13.5%, amounting to U.S.$.4 billion. As for imports, capital goods decreased approximately 38% comprising fuel and lubricants 33.9%, parts and accessories for capital goods 22.9%, consumer goods 33.7%, passenger motor vehicles 62.8%. Imports of intermediate goods increased approximately 0.2%.

In 2018, the non-financial public sector’s tax accounts recorded a cumulative primary and total deficit of 2.5% and 5.3% of GDP, respectively. Tax revenues increased 30.7% as compared to 2017. Moreover, primary expenditures showed a year-on-year variation of 22.4%, as compared to that of 2017.

Central Bank’s U.S.$ wholesale exchange rate (Resolution A3500) was Ps.37.81/U.S.$ as of December 31, 2018, showing a cumulative 101.4% increase compared to the end of 2017 and a 69.6% average year-on-year variation. Central Bank’s international reserves stock amounted to U.S.$ 65.8 billion at closing, which represents a U.S.$. 10.7 billion increase compared to the previous year. Moreover, the monetary base reached Ps.1,409 billion, showing a 40.7% increase at the closing of 2018 compared to the previous year. Furthermore, Central Bank’s debt stock in issued bonds amounted to US$19.4 billion as of the closing of 2018, which represents a 69% year-on-year contraction.

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

The energy authority has continued with the policy started in the year 2003, whereby the WEM spot price is determined according to the variable cost of production with natural gas from available power generating units, even if said units are not generating electricity with such fuel (SE Resolution No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge. Furthermore, pursuant to SGE Resolution No. 25/18, the WEM will bear the costs of imported gas as from October 1, 2018.

Regarding the generation capacity remuneration, on February 2, 2017, SE Resolution No. 19/2017 terminated the remuneration scheme established by SE Resolution No. 22/2016 as from the economic transactions for February 2017 (see “Item 4. The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”).

On March 1, 2019, SRRYME published Resolution No. 1/19, which abrogated SEE Resolution No. 19/17 and incorporated modifications to the remuneration regime for the WEM’s self-generating, co-generating and generating agents not covered by agreements stipulating a differentiated remuneration system.

SRRYME Resolution No. 1/19 provides that the Agency in Charge of Dispatch (“OED”) will convert U.S.$-denominated values into Pesos at the exchange rate published by Central Bank’s Communication ‘A’ 3500 on the day preceding the economic transactions’ maturity date.

Finally, On March 1, 2019, the SRRYME published Resolution No. 1/19, which abrogated SEE Resolution No. 19/17 and incorporated modifications to the remuneration regime for the WEM’s self-generating, co-generating and generating agents not covered by agreements stipulating a differentiated remuneration system.

The new remuneration scheme is denominated in U.S.$ and applicable as from March 1, 2019. The main changes are: (i) the capacity remuneration for thermal power plants with the DIGO declaration is reduced to US$5,500/MW-month for the periods of March – May (fall) and September – November (spring); (ii) for thermal power plants, a coefficient arisen from the unit’s average utilization factor during the last twelve months is applied: to collect 100% of the power capacity payment, a minimum 70% utilization factor is required; (iii) if the utilization factor ranges between 30% and 70%, a percentage linearly correlated with the factor is collected; and if the load factor is lower than 30%, the resulting coefficient will be 0.70; and (iv) the operation and maintenance remuneration is reduced to U.S.$4/MWh for energy generated with gas and to U.S.$7/MWh if generated with fuel oil or gas oil, and the remuneration for operated energy is reduced to U.S.$1.4/MWh (see “Item 4.The Argentine Energy Sector—SEE Resolution No. 1/2019: New Remuneration Scheme”).

For more information about the electricity prices, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”).

Tariffs

Transmission

See “Item 4. Our Holding and Other Business—Our interest in Transener —Tariffs”.

Distribution

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

During 2018, the electricity demand increased by 0.3% compared to 2017, with a total electricity demand volume of 132,925 GWh and 132,530 GWh for 2018 and 2017, respectively.

Peak Demand Records

	2018	2017	2016
Power Capacity (MW)	26,320	25,268	25,380
Date	2/8/2018	2/24/2017	12/2/2016
Temperature (°C)	30.2	27.7	31.0
Time	3:35 PM	2:25 PM	2:35 PM

                    Source: CAMMESA.

Generation of electricity increased by 0.8% in 2018, from 136,064 GWh in 2017 to 137,199 GWh in 2018.

Thermal generation continued to be the main resource to supply demand in 2018, as it contributed 87,725 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 39,761 GWh (29%), nuclear generation, which contributed 6,453 GWh (5%) and renewable generation, which contributed 3,350 GWh (2%). There were also imports, for 344 GWh (53% lower than in 2017), exports for 280 GWh (higher than the 69 GWh recorded in 2017) and losses for 4,377 GWh (3% higher than in 2017).

Hydroelectric generation in 2018 was 1% higher than 2017, while nuclear generation registered a 13% increase when compared to 2017, and renewable generation evidenced a 27% increase, mainly as a result of commissioning under the RenovAr program. These increases were moderately offset by a 1% thermal generation decrease compared to 2017.

The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable):

Generation by Type of Power Plant

In %, 2010 – 2018

Source: CAMMESA. Note: It includes WEM and Patagonian WEM Patagonic System. Hydroelectric power generation net of pumping.

During 2018, generation facilities have recorded an increase in their installed capacity compared to 2017, totaling 38,538 MW. The main new commercial operations starting in 2018 were for units under the Resolution SEE No. 21/16.

The chart below shows the composition of installed capacity in Argentina (38.5 GW) as of December 31, 2018:

Argentina’s Installed Capacity

100%=38.5 GW

Source: CAMMESA

Regarding fuel supply for electric power generation, until early November, 2018, supply remained centralized by CAMMESA (with the exception of fuel supply for generators covered by the Energía Plus Service) as provided for by SE Resolution No. 95/13 as amended. SGE Resolution No. 70/18 authorized power generators, co-generators and self-generators agents within the WEM to acquire fuels required for own power generation, originally for units corresponding to capacity under the SEE Resolution No. 19/17, and later being extended to units under PPAs executed with CAMMESA. It should be noted that CAMMESA will remain in charge of the commercial management and the dispatch of fuels for power generators which ‘do not or cannot’ make use of such capacity.

The consumption of natural gas for electricity generation in 2018 increased 5.3% compared to 2017 (18 million Dam3). There was a 56% decrease in fuel-oil consumption in 2018 and a 37.4% decrease in gasoil consumption, in each case compared to 2017. Mineral coal consumption has experienced a slight year-on-year decrease. The electricity demand for 2018 increased by 0.3% compared to 2017.

The chart below shows the monthly average cost during 2018 (compared to 2017) that electricity consumers should pay so that the system does not become deficient. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil and other minor items.

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

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related personnel costs, fees and compensations for services and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2017:

Natural Gas

In 2018, the total gross natural gas production increased to approximately 129 million m3/day, which represented a 5% increase compared to the volumes produced in 2017. This was mainly due to the continuous growth of production in the Neuquina Basin and, to a lesser extent, in the Austral Basin, with an increase in contributions associated with the development of unconventional gas reserves, which was partially offset by a decline in the Golfo San Jorge and Noroeste basins.

As regards natural gas imports by the Argentine Government, the supply from Bolivia reached an average 16.3 million m3/day in 2018, 10% lower than the volume recorded in 2017. In this same sense, the imports of LNG later injected in the national natural gas transportation system at the Bahía Blanca and Escobar ports, in the Province of Buenos Aires, recorded an average 10 million m3/day contribution in 2018, 40% lower than that recorded in 2017. Furthermore, imports of LNG regasified in Chile totaled 0.6 million m3 per day, a volume slightly lower than that recorded in 2017, which amounted to 0.8 million m3/day.

Based on the last annual information published by the SGE, as of December 31, 2017 total natural gas reserves within Argentina reached 1,052,011 million m3, of which 34% are proved reserves. Furthermore, 51% of the total reserves and resources were unconventional. Compared to the same information as of December 31, 2016, reserves have recorded an 23% increase and resources increased by 53%, totaling 359,924 million m3.

Evolution of Natural Gas Production and Reserves and Resources*

In billion m3, 2006-2017

Crude Oil

Throughout 2018, total oil production amounted to 78 thousand m3 per day, a volume slightly higher than that recorded in 2017 (76 thousand m3 per day), continuing the downward trend in oil production recorded over the last sixteen years.

Based on the last annual information published by the SGE on oil imports, during 2018 1.2 thousand m3/day were imported, a volume 65% lower than that recorded during 2017. This volume represented just 2% of total domestic production during 2018. In 2018, oil exports amounted to 9.3 thousand m3/day, a volume 105% higher compared to 2017. This volume represented 12% of the total domestic production during 2017.

As of December 31, 2017, total oil reserves within the country reached 687,319 thousand m3, of which 47% were proven reserves. Furthermore, resources increased by 4%, totaling 169,775 thousand m3. Compared to the same information as of December 31, 2016, total reserves and resources have recorded a 3% decrease.

Evolution of Oil Production and Reserves and Resources*

In million m3, 2006-2017

For information about the regulatory framework of our Oil and Gas business, please see “Item4.The Argentine Energy Sector–Oil & Gas Regulatory Framework”.

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

 The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to the Consolidated Financial Statements. Our accounting policies are more fully described in Notes 4 and 6.1 to the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

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

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, international petrochemical product’s price, the regulatory framework for the energy industry (mainly expected price recognition and compensation costs methodology), the projected capital investments and the evolution of the energy demand.

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

Provision for contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.22 to the Consolidated Financial Statements, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the management at the Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

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

Impairment of financial assets

We are exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

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

ENRE penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events which are valued on the basis of Edenor management’s best estimate of the expenditure required to settle the present obligation at the date of the Consolidated Financial Statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on the description made in Note 2.3 to the Consolidated Financial Statements.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (see Notes 4.8 and 4.9 to the Consolidated Financial Statements).

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

Results of Operations

Effects of Changes in Inflation

IAS 29 "Financial reporting in hyperinflationary economies" requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year, in general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period.

The adjustment for inflation was calculated considering the price index established by the FACPCE based on the price index published by the INDEC. As of December 31, 2018, the price index amounted to 184,255, with an inflation rate of 47.6% and 148.0% for the periods of 12 and 36 months, ended on that date, respectively.

The main procedures for adjusting for inflation are the following:

-              Monetary assets and liabilities are not restated since they are already stated in terms of the measuring unit current at the end of the reporting year.

-              Assets and liabilities subject to adjustments based on specific agreements are restated in accordance with such agreements.

-              Non-monetary assets and liabilities are restated by applying the variation of the general price index from the acquisition or revaluation to the end of the reporting year.

-              Equity components are restated by applying the variation of the general price index from the date of contribution, or from the moment they arose by any other means.

-              Non-monetary assets and liabilities measured at fair value are not restated since they are already stated in terms of the measuring unit current at the end of the reporting year.

-              Components of the statement of comprehensive income are restated by applying the variation of the general price index form the date on which the income and expenses were originally recognized.

-              The loss or gain derived from the net monetary position of the Company is included in the statement of comprehensive income, in “Financial results”, under the heading "Gain on monetary position".

-              All the comparative figures are restated by applying the variation of the general price index until the end of the current year.

The table below provides a summary of our results of operations for the years ended December 31, 2018, 2017 and 2016. Results of operations for the year ended December 31, 2016, reflect the effect of consolidation of Petrobras Argentina (acquired on July 27, 2016). Results of operations in relation to divested assets of refining and distribution and oil and gas segments, that had been incorporated through the Acquisition, (see “Item 4. Recent Developments— Strategic Divestments— Sale of Refining and Distribution Assets to Trafigura” and “Item 4. Recent Developments— Strategic Divestments— Sale of Certain Oil and Gas Assets to Vista”), were disclosed within discontinued operations.

	For the year ended December 31,
	2018	2017	2016
	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018)

Revenue	110,080	82,008	51,262
Cost of sales	(74,161)	(59,339)	(42,851)
Gross profit	35,919	22,669	8,411
Selling expenses	(6,451)	(4,776)	(4,491)
Administrative expenses	(7,751)	(7,481)	(7,511)
Exploration expenses	(45)	(71)	(199)
Other operating income	6,842	5,608	8,390
Other operating expenses	(7,526)	(3,892)	(3,896)
Impairment of property, plant and equipment and intangible assets	(1,195)	-	-
Share of profit from associates and joint ventures	4,464	1,813	286
Income from the sale of associates	1,052	-	1,015
Operating income	25,309	13,870	2,005
Gain on net monetary position	23,696	11,478	5,770
Finance income	3,751	2,333	1,744
Finance costs	(11,944)	(8,750)	(8,154)
Other financial results	(32,365)	(3,774)	505
Financial results, net	(16,862)	1,287	(135)
Profit before income tax	8,447	15,157	1,870
Income tax	(658)	985	1,603
Profit of the year from continuing operations	7,789	16,142	3,473
Profit (Loss) of the year from discontinued operations	3,019	(1,893)	152
Profit of the year	10,808	14,249	3,625

Total Profit of the year attributable to:
Owners of the company	8,435	10,799	2,875
Non - controlling interest	2,373	3,450	750

	For the year ended December 31,
	2018	2017	2016
	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018)
Revenue
Generation	22,825	13,311	9,776
Distribution of energy	55,954	39,603	25,826
Oil and gas	19,638	17,402	11,795
Petrochemical	12,748	11,825	5,301
Holding and others	1,354	635	169
Eliminations	(2,439)	(768)	(1,605)
Total Sales	110,080	82,008	51,262

Gross profit
Generation	12,551	5,976	3,870
Distribution of energy	13,115	9,486	573
Oil and gas	8,816	5,707	3,210
Petrochemical	146	910	635
Holding and others	1,350	608	163
Eliminations	(59)	(18)	(40)
Total Gross profit	35,919	22,669	8,411

Operating income
Generation	10,306	4,921	2,778
Distribution of energy	3,886	2,320	(2,789)
Oil and gas	9,429	5,737	3,201
Refining and Distribution	(16)	(113)	(4)
Petrochemical	(2,285)	(443)	(187)
Holding and others	4,019	1,442	(1,019)
Eliminations	(30)	6	25
Total operating profit	25,309	13,870	2,005

Profit of the year
Generation	3,947	3,008	3,183
Distribution of energy	4,341	5,181	242
Oil and gas	(4,214)	(1,601)	2,112
Refining and Distribution	1,136	(988)	166
Petrochemical	(1,961)	(269)	(175)
Holding and others	7,539	8,878	(2,074)
Eliminations	20	40	171
Total profit of the year	10,808	14,249	3,625

Profit of the year attributable to owners of the company
Generation	3,734	2,841	3,204
Distribution of energy	2,273	2,719	125
Oil and gas	(4,306)	(2,422)	1,458
Refining and Distribution	1,136	(988)	166
Petrochemical	(1,961)	(269)	(175)
Holding and others	7,539	8,878	(2,074)
Eliminations	20	40	171
Profit of the year attributable to owners of the company	8,435	10,799	2,875

Profit of the year attributable to non - controlling interest
Generation	213	167	(21)
Distribution of energy	2,068	2,462	117
Oil and gas	92	821	654
Profit of the year attributable to non - controlling interest	2,373	3,450	750

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

Through our own activities, subsidiaries and share participations in joint ventures, joint operations and associates, and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

•        Generation, consisting of our direct and indirect interests in CPB, HINISA, HIDISA, Greenwind, Parques Eólicos Fin del Mundo S.A. (“PEFM”), PEA, Enecor, TMB, TJSM and through our own electricity generation activities through Central Térmica Güemes, Loma de la Lata, CTP, CTGEBA, CTPP, CTIW, EcoEnergía power plants and the HPPL dam;

•        Distribution of Energy, consisting of our direct interest in Edenor;

•        Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in PACOSA, and investments in Oldelval and OCP associates. As of December 31, 2018, 2017 and 2016, results corresponding to the divestment mentioned in Note 5.2.2 to the audited Consolidated Financial Statements were classified as discontinued operations (see “Item 4. Recent Developments—Strategic Divestments—Sale of Certain Oil and Gas Assets to Vista”);

•        Refining and Distribution, as of December 31, 2018, 2017 and 2016, results corresponding to the divestment mentioned in Note 5.2.1 to the audited Consolidated Financial Statements were classified as discontinued operations (see “Item 4. Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura”). Continuing operations relates to storage and logistics services provided by Dock Sud;

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

Year ended December 31, 2018 compared to year ended December 31, 2017

Generation Segment

	Generation
	12.31.2018	12.31.2017	Variation	%
Revenue	22,825	13,311	9,514	71%
Cost of sales	(10,274)	(7,335)	(2,939)	40%
Gross profit	12,551	5,976	6,575	110%

Selling expenses	(54)	(161)	107	(66%)
Administrative expenses	(1,535)	(1,189)	(346)	29%
Other operating income and expenses, net	(235)	368	(603)	(164%)
Share of profit from joint ventures	(414)	(73)	(341)	467%
Impairment of property, plant and equipment	(7)	-	(7)	(100%)
Operating income	10,306	4,921	5,385	109%

Gain on net monetary position	8,789	654	8,135	1,244%
Finance income	1,949	1,453	496	34%
Finance costs	(3,218)	(2,618)	(600)	23%
Other financial results	(13,772)	(1,265)	(12,507)	989%
Financial results, net	(6,252)	(1,776)	(4,476)	252%
Profit before income tax	4,054	3,145	909	29%

Income tax	(107)	(137)	30	(22%)
Profit of the year	3,947	3,008	939	31%

Owners of the company	3,734	2,841	893	31%
Non - controlling interest	213	167	46	28%

Revenue

Net revenues from our generation segment increased by 71%, to Ps. 22,825 million, during the fiscal year ended December 31, 2018, compared to Ps. 13,311 million for the same period in 2017. The segment’s Ps. 9,514 million increase in electricity sales was mainly due to: (i) the impact of the devaluation of the Peso on sales denominated in US dollar , (ii) the commissioning of new thermal power plants (CTPP and CTIW), (iii) the incorporation of additional installed capacity in CTLL (new LMS100 plant and extension of the closing to combined cycle), and (iv) the recognition of the generation cost with own fuels as from November 2018, as allowed pursuant to SGE Resolution No. 70/2018.

The amount of electricity sold remained stable compared to 2017 (15,599 GWh for the fiscal year ended December 31, 2018, compared to 15,514 GWh for the fiscal year ended December 31, 2017) since the additional generation of the new thermal power plants was offset by downtimes at CTGEBA, a lower dispatch at CPB and lower water flow and input at HIDISA and HINISA.

The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal years ended December 31,
GWh	2018			2017
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	577	-	577	751	-	751
HIDISA	393	-	393	480	-	480
HPPL	886	-	886	760	-	760
Thermal facilities:
CTG	1,674	553	2,227	1,772	586	2,358
CTLL	4,748	-	4,748	3,864	-	3,864
CTP	134	-	134	156	-	156
CPB	753	-	753	1,453	-	1,453
CTPP4	192	-	192	142	-	142
CTIW5	274	-	274	23	-	23
CTGEBA	4,859	598	5,457	4,685	739	5,424
EcoEnergía	108	2	110	100	3	103
Wind facilities:
PEMC	247	-	247	-	-	-
Total	14,845	1,154	15,999	14,186	1,328	15,514
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

Cost of sales increased by 40%, to Ps. 10,274 million for the fiscal year ended December 31, 2018, compared to Ps. 7,335 million for the fiscal year ended December 31, 2017, mainly due to: (i) higher gas purchases for generation; (ii) the impact of the devaluation of the Peso on energy purchases denominated in, or pegged to, other currencies; and (iii) the higher depreciation of property, plant and equipment, and higher maintenance costs and materials consumption, resulting from the commissioning of the new thermal power plants.

Gross Profit

Gross profit from our generation segment increased by Ps. 6,575 million and recorded a Ps. 12,551 million profit for the fiscal year ended December 31, 2018, compared to a Ps. 5,976 million profit for the same period in 2017.

Selling Expenses

Selling expenses from our generation segment decreased by 66%, to Ps. 54 million, for the fiscal year ended December 31, 2018, compared to Ps. 161 million for the fiscal year ended December 31, 2017, mainly due to lower charges for taxes, rates and contributions and net impairment losses on financial assets mainly resulting from the effects of the application of IFRS 9.

Administrative Expenses

Administrative expenses increased by 29%, to Ps. 1,535 million, for the fiscal year ended December 31, 2018, compared to Ps. 1,189 million for the fiscal year ended December 31, 2017, mainly due to higher labor costs for an increase in the staffing allocated to the generation segment and higher fees for third-party services.

Other Operating Income and Expenses Net

Other operating income and expenses net decreased by Ps. 603 million, to a Ps. 235 million loss, for the fiscal year ended December 31, 2018, compared to a profit of Ps. 368 million for the fiscal year ended December 31, 2017, mainly attributable to: (i) the absence, during the 2018 fiscal year, of the recovery of receivables and others, mainly from tax credits resulting from the merger of subsidiaries and the recovery of tax contingencies resulting from the adherence to the regularization regime (moratorium) provided by Law No. 27,260 regarding certain claims by tax authorities associated with the importation of a generation turbine and certain spare parts, which provides for benefits consisting of the waiver of tax fines and a reduction of compensatory interest during the fiscal year ended December 31, 2017; (ii) the granting of the guarantee for the construction of PEPE IV during the fiscal year ended December 31, 2018; (iii) all of which was offset by insurance recoveries recorded in fiscal year 2018 on account of the accident which took place at CTGEBA in 2017.

 Operating Income (Loss)

Operating result of our generation segment amounted an income of Ps. 10,306 million for the fiscal year ended December 31, 2018, compared to Ps. 4,921 million losses for the same period in 2017. This variation includes higher losses resulting from the participation in joint ventures in Greenwind for Ps. 341 million.

Financial Results, Net

Net financial results from generation activities accounted for a Ps. 6,252 million loss for the fiscal year ended December 31, 2018, compared to a loss of Ps. 1,776 million for the fiscal year ended December 31, 2017, mainly due to: higher losses in other financial results, in the amount of Ps. 12,507 million, mainly generated by net foreign exchange differences of financial debt and, to a lower extent, the loss resulting from the reestimation of the value of receivables from CAMMESA, which were partially offset by Ps. 8,135 million resulting from the gain on net monetary position resulting from the application of IAS 29.

Income Tax

Power generation activities recorded an income tax charge of Ps. 107 million for the fiscal year ended December 31, 2018, compared to a charge of Ps. 137 million for the fiscal year ended December 31, 2017, due to the fact that the 2017 fiscal year was negatively impacted by the effect of income tax rate reduction on a deferred tax asset position.

Total Profit (Loss)

Generation activities recorded a net profit of Ps. 3,947 million for the fiscal year ended December 31, 2018, of which Ps. 3,734 million are attributable to the owners of the Company, compared to Ps. 2,841 million attributable to the owners of the Company for the fiscal year ended December 31, 2017.

Distribution of energy segment

	Distribution of energy
	12.31.2018	12.31.2017	Variation	%
Revenue	55,954	39,603	16,351	41%
Cost of sales	(42,839)	(30,117)	(12,722)	42%
Gross profit	13,115	9,486	3,629	38%

Selling expenses	(5,033)	(3,568)	(1,465)	41%
Administrative expenses	(2,872)	(2,505)	(367)	15%
Other operating income and expenses, net	(1,326)	(1,103)	(223)	20%
Share of profit from joint ventures	2	10	(8)	(80%)
Operating income	3,886	2,320	1,566	68%

Gain on net monetary position	8,504	5,457	3,047	56%
Finance income	672	441	231	52%
Finance costs	(4,977)	(2,607)	(2,370)	91%
Other financial results	(1,879)	19	(1,898)	(9,989%)
Financial results, net	2,320	3,310	1,363	(30%)
Profit before income tax	6,206	5,630	2,929	10%

Income tax	(1,865)	(449)	(1,416)	315%
Profit of the year	4,341	5,181	(840)	(16%)

Owners of the company	2,273	2,719	(446)	(16%)
Non - controlling interest	2,068	2,462	(394)	(16%)

Revenues

Net revenues from our distribution of energy activities increased by 41%, to Ps. 55,954 million, for the fiscal year ended December 31, 2018, compared to Ps. 39,603 million for the fiscal year ended December 31, 2017, mainly on account of the increase in the cost of energy purchases, which represent 74% of the variation.  The remainder of the variation is due to the entry into effect of the update in the Distribution Value Added (VAD) provided for in the RTI process, together with the bi-annual CPD adjustments. Between December 31, 2017 and December 31, 2018, increases totaling 87.7% were applied, and the last update corresponding to the first semester of 2018 was partially applied, with the application of the remainder being deferred to March 2019. If the full VAD update had been recorded, in the fourth quarter of 2018 sales would have increased. This increase in revenue was reduced by a 2% decrease in the volume of energy sales.

Cost of Sales

The cost of sales for the distribution of energy segment increased by 42% to Ps. 42,839 million for the fiscal year ended December 31, 2018, compared to Ps. 30,117 million for the fiscal year ended December 31, 2017, mainly due to: (i) increases in the average price of energy purchases resulting from the entry into effect in December 2017, February 2018 and August 2018 of the new reference seasonal prices for electricity set forth by Resolution No. 1,091/17 and Provision No. 75/18 of the former Secretariat of Electric Energy (SEE), (ii) increases in fines and penalties resulting from recovery in the year 2017, and an increase, in 2018, due to the new penalties imposed by ENRE Resolution No. 91/18 for breaches in reading and billing terms and the change in the methodology for the calculation of penalties, and (iii) an increase in fees for third-party services. These increases were partially offset by a decrease in costs for salaries and social security taxes.

Gross Profit

Gross profit from our distribution of energy segment increased by Ps. 3,629 million and recorded a Ps. 13,115 million profit for the fiscal year ended December 31, 2018, compared to a Ps. 9,486 million profit for the same period in 2017.

Selling Expenses

The distribution of energy segment’s selling expenses increased by 41%, to Ps. 5,033 million, in the fiscal year ended December 31, 2018, compared to Ps. 3.568 million in the fiscal year ended December 31, 2017, mainly due to: (i) an increase impairment losses on financial assets, (ii) an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, and (iii) increase in fees for third-party services, mainly explained by a higher expenses associated with the distribution of bills. These increases were partially offset by a decrease in costs for salaries and social security taxes.

Administrative Expenses

The distribution of energy segment’s administrative expenses increased by 15%, to Ps. 2,872 million, for the fiscal year ended December 31, 2018, compared to Ps. 2,505 million for the fiscal year ended December 31, 2017, mainly due to an increase in fees for third party services.

Other Operating Income and Expenses, Net

Other operating income and expenses net recorded a loss of Ps. 1,326 million for the fiscal year ended December 31, 2018, compared to Ps. 1,103 million losses during the fiscal year ended December 31, 2017. The increase was mainly due to a growth in provisions for contingencies, mainly due to the existence of new causes and increase in interest rates, and in debit and credit taxes.

Operating Income (Loss)

The operating income (loss) from our distribution of energy segment accounted for a profit of Ps. 3,886 million for the fiscal year ended December 31, 2018, representing a 68% increase compared to the Ps. 2,320 million profit for the fiscal year ended December 31, 2017.

Financial Results, Net

Net financial results related to our distribution of energy activities represented a profit of Ps. 2,320 million for the fiscal year ended December 31, 2018, compared to a profit of Ps. 3,310 million for the fiscal year ended December 31, 2017, mainly due to: a Ps. 3,047 million increase in gains on net monetary position, resulting from the application of IAS 29, which were partially offset by higher losses in financial expenses for Ps. 2,370 million and other financial results for Ps. 1,898 million mainly on account of commercial interest and net foreign exchange differences.

Income Tax

Our distribution of energy operations recorded an income tax charge of Ps. 1,865 million in the fiscal year ended December 31, 2018, compared to a Ps. 449 million charge for the fiscal year ended December 31, 2017, mainly to the improvements in operating results arising from the application of the new tariff schedule in 2018.

Total Profit (Loss)

Distribution of energy activities generated a net profit of Ps. 4,341 million for the fiscal year ended December 31, 2018, of which Ps. 2,273 million are attributable to the owners of the Company, compared to a net profit of Ps. 5,181 million, of which Ps. 2,719 million are attributable to the owners of the Company for the fiscal year ended December 31, 2017.

Oil and Gas Segment

	Oil and Gas
	12.31.2018	12.31.2017	Variation	%
Revenue	19,638	17,402	2,236	13%
Cost of sales	(10,822)	(11,695)	873	(7%)
Gross profit	8,816	5,707	3,109	54%

Selling expenses	(721)	(600)	(121)	20%
Administrative expenses	(2,110)	(2,053)	(57)	3%
Exploration expenses	(45)	(71)	26	(37%)
Other operating income and expenses, net	1,016	2,713	(1,697)	(63%)
Share of profit from associates	1,421	41	1,380	3,366%
Income from the sale of companies	1,052	-	1,052	100%
Operating income	9,429	5,737	3,692	64%

Gain (Loss) on net monetary position	4,037	(687)	4,724	(688%)
Finance income	594	209	385	184%
Finance costs	(2,978)	(2,932)	(46)	2%
Other financial results	(19,288)	(3,493)	(15,795)	452%
Financial results, net	(17,635)	(6,903)	(10,732)	155%
Loss before income tax	(8,206)	(1,166)	(7,040)	604%

Income tax	2,124	893	1,231	138%
Loss for the continuing operations	(6,082)	(273)	(5,809)	2,128%

Discontinued operations	1,868	(1,328)	3,196	(241%)
Loss of the year	(4,214)	(1,601)	(2,613)	163%

Owners of the company	(4,306)	(2,422)	(1,844)	78%
Non - controlling interest	92	821	(729)	(89%)

Revenues

Net revenues from continuing operations in our oil and gas segment amounted to Ps. 19,638 million for the fiscal year ended December 31, 2018, which was 13% higher than Ps. 17,402 million for the fiscal year ended December 31, 2017. The Ps. 2,236 million increase was mainly attributable to sales in U.S. dollars, due to the increase in the exchange rate exceeding inflation in gas and crude oil sales. A slight decrease in gas sales volumes, mainly from the Rincón del Mangrullo block, was partially offset by an increase in El Mangrullo, Río Neuquén and Parva Negra blocks.

The following table shows our production for the oil and gas segment for the periods shown, including the production of discontinued operations:

	Fiscal years ended December 31,
	2018	2017
Oil (m3/d)
Pampa (1)	0.8	1.2
Total	0.8	1.2

Gas (m3/d)
Pampa	6.8	4.2
PEPASA (1)	0.0	2.8
Total	6.8	7.0
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

(1) Considering the volume of Medanito La Pampa for the benefit of PEPASA.

Cost of Sales

The cost of sales from our oil and gas segment from continuing operations decreased by 7%, to Ps. 10,822 million, for the fiscal year ended December 31, 2018, compared to Ps. 11,695 million for the fiscal year ended December 31, 2017, mainly due to lower amortizations in 2018 on account of the extension of concessions in Rincón del Mangrullo, in August 2017, and in El Mangrullo, in June 2018, which was partially offset by an increase in royalties.

 Gross Profit

Gross profit from our oil and gas segment increased by Ps. 3,109 million and recorded a Ps. 8,816 million profit for the fiscal year ended December 31, 2018, compared to a Ps. 5,707 million profit for the same period in 2017.

Selling Expenses

Selling expenses from our oil and gas segment from continuing operations increased to Ps. 721 million for the fiscal year ended December 31, 2018, with no significant variations compared to Ps. 600 million recorded during the fiscal year ended December 31, 2017.

Administrative Expenses

Administrative expenses from our oil and gas segment from continuing operations amounted to Ps. 2,110 million for the fiscal year ended December 31, 2018, with no significant variations compared to the fiscal year ended December 31, 2017 Ps. 2,053 million.

Exploration Expenses

Exploration expenses from our oil and gas segment from continuing operations decreased by 37%, to Ps. 45 million, during the fiscal year ended December 31, 2018, compared to Ps. 71 million in the fiscal year ended December 31, 2017, mainly due to lower results on account of well write-offs.

Other Operating Income and Expenses, net

Other operating incomes and expenses net from continuing operations decreased by 63%, to a profit of Ps. 1,016 million, for the fiscal year ended December 31, 2018, compared to a profit of Ps. 2,713 million for the fiscal year ended December 31, 2017. This decrease was mainly a result of a decrease in Gas Plan compensations and a higher Ship or Pay charge, which were partially offset by income from the settlement agreement in EcuadorTLC (See “–  Our Business – Oil and Gas – Key Information Relating to Oil and Gas – Production – Production Outside of Argentina – Ecuador)  and a lower charge resulting from agreements with provincial treasuries regarding royalties, in line with the decrease of the Gas Plan compensations due to the expiration of Plan Gas II as from July 1, 2018.

Operating Income (Loss)

The operating income (loss) from our oil and gas segment from continuing operations accounted for a profit of Ps. 9,429 million for the fiscal year ended December 31, 2018, representing a 64% increase compared to the Ps. 5,737 million profit for the fiscal year ended December 31, 2017. This variation includes: (i) a Ps. 1,305 million profit resulting from interests in OCP, as a result of the settlement agreement entered into with the Republic of Ecuador terminating all claims and legal actions regarding differing interpretations on tax issues in favor of the Ecuadorian Government; and (ii) a Ps. 1,052 million profit resulting from the sale to ExxonMobil Exploration Argentina S.R.L. of shares representing 21% of OldelVal’s capital stock.

 Financial Results, Net

The net financial results from the oil and gas segment from continuing operations accounted for a loss of Ps. 17,635 million for the fiscal year ended December 31, 2018, compared to a loss of Ps. 6,903 million for the fiscal year ended December 31, 2017, mainly due to: higher losses in other financial results, in the amount of Ps. 15,795 million, mainly generated by net foreign exchange differences of financial debt, changes in the fair value of financial instruments and reestimation of receivables with gas distributors, which were partially offset by Ps. 4,724 million resulting from gain on net monetary position, resulting from the application of IAS 29.

Income Tax

Our oil and gas segment’s continuing operations recorded an income tax benefit of Ps. 2,124 million for the fiscal year ended December 31, 2018, compared to a benefit of Ps. 893 million for the same period in 2017, due to the higher income tax gain in 2018 generated by the increase in taxable losses, whereas 2017 fiscal year was positively impacted by the effect of income tax rate reduction on a deferred tax liability position.

Total Profit (Loss)

Our oil and gas segment’s continuing operations recorded a total loss of Ps. 6,082 million for the fiscal year ended December 31, 2018, compared to a Ps. 273 million loss for the same period in 2017.

Our oil and gas segment recorded a total profit of Ps. 1,868 million for discontinued operations in the fiscal year ended December 31, 2018, compared to a Ps. 1,328 million loss for the same period in 2017, due to the sale in April 2018 of the direct 58.88% interest in PELSA and the direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks.

Finally, our oil and gas segment recorded a total loss for continuing and discontinued operations of Ps. 4,214 million for the fiscal year ended December 31, 2018, of which Ps. 4,306 million were attributable to the owners of the Company, compared to a total loss of Ps. 1,601 million recorded for the fiscal year ended December 31, 2017, of which Ps. 2,422 million were attributable to the owners of the Company.

Refining and Distribution Segment

During the fiscal year ended December 31, 2018 and 2017 non-significant operating results from continuing operations were recorded in our refining and distribution activities.

Petrochemicals Segment

	Petrochemicals
	12.31.2018	12.31.2017	Variation	%
Revenue	12,748	11,825	923	8%
Cost of sales	(12,602)	(10,915)	(1,687)	15%
Gross profit	146	910	(764)	(84%)

Selling expenses	(484)	(471)	(13)	3%
Administrative expenses	(212)	(622)	410	(66%)
Other operating income and expenses, net	(547)	(260)	(287)	110%
Impairment of property, plant and equipment	(1,188)	-	(1,188)	(100%)
Operating loss	(2,285)	(443)	(1,842)	416%

Gain on net monetary position	1,850	58	1,792	3,090%
Finance income	50	16	34	213%
Finance costs	(566)	(387)	(179)	46%
Other financial results	(1,481)	(241)	(1,240)	515%
Financial results, net	(147)	(554)	407	(73%)
Loss before income tax	(2,432)	(997)	(1,435)	144%

Income tax	471	728	(257)	(35%)
Loss of the year	(1,961)	(269)	(1,692)	629%

Owners of the company	(1,961)	(269)	(1,692)	629%
Non - controlling interest	-	-	-	-

Revenues

Net revenues from our petrochemicals segment amounted to Ps. 12,748 million during fiscal year ended December 31, 2018, 8% higher than Ps. 11,825 million for the fiscal year ended December 31, 2017. The Ps. 923 million increase was mainly attributable to sales in U.S. dollars, due to the increase in the exchange rate exceeding inflation and the rise in average U.S.$ denominated prices, which was partially offset by a decrease in the Reformer unit’s domestic sales upon the termination of the agreement with Oil Combustibles S.A., lower polystyrene sales and a decrease in rubber domestic sales. The following table shows sales volumes in the petrochemicals segment during the specified periods:

Selling volume in thousands of ton	2018	2017
Styrene & Polystyrene	113	134
SBR	26	33
Others	215	291
Total	355	458
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

The petrochemicals segment’s cost of sales increased by 15%, to Ps. 12,602 million, for the fiscal year ended December 31, 2018, compared to Ps. 10,915 million for the fiscal year ended December 31, 2017, mainly due to higher raw material costs.

 Gross Profit

Gross profit from our petrochemical segment decreased by Ps. 764 million and recorded a Ps. 146 million profit for the fiscal year ended December 31, 2018, compared to a Ps. 910 million profit for the same period in 2017.

Selling Expenses

Selling expenses from the petrochemicals segment amounted to Ps. 484 million for the fiscal year ended December 31, 2018, with no significant variations compared to the Ps. 471 million recorded in the fiscal year ended December 31, 2017.

Administrative Expenses

Administrative expenses decreased to Ps. 212 million during fiscal year ended December 31, 2018, compared to Ps. 622 million in the fiscal year ended December 31, 2017, mainly due to lower fees for third party services.

Other Operating Income and Expenses, Net

Other operating income and expenses net recorded a loss of Ps. 547 million for the fiscal year ended December 31, 2018, compared to Ps. 260 million loss during the fiscal year ended December 31, 2017, mainly on account of higher idle capacity charges.

Operating Income (Loss)

The petrochemicals segment’s operating income (loss) accounted for a loss of Ps. 2,285 million for the fiscal year ended December 31, 2018, 416% higher than the Ps. 443 million loss for the fiscal year ended December 31, 2017. This variation includes losses resulting from the impairment of property, plant and equipment in the amount of Ps. 1,188 million as a consequence of the drop evidenced in the segment’s margins resulting from the steady increase in operating costs, mainly impacted by the cost of raw material processed in the Catalytic Reform unit.

Financial Results, Net

The net financial results from the petrochemicals segment represented a loss of Ps. 147 million during fiscal year ended December 31, 2018, compared to a loss of Ps. 554 million for the fiscal year ended December 31, 2017, mainly due to: a Ps. 1,792 million gain resulting from net monetary position, resulting from the application of IAS 29, which was partially offset by higher losses in other financial results, in the amount of Ps. 1,240 million, mostly generated by commercial net foreign exchange differences.

Income Tax

Our petrochemicals activities have recorded an income tax benefit for fiscal years ended December 31, 2018 and 2017 in the amount of Ps. 471 million and Ps. 728 million respectively, due to the fact that 2017 fiscal year was positively impacted by the effect of income tax rate reduction on a deferred tax liability position.

Total (Profit) Loss

The petrochemicals segment disclosed a net loss of Ps. 1,961 million for the fiscal year ended December 31, 2018, all of which is attributable to the owners of the Company, compared to a net loss of Ps. 269 million attributable to the owners of the Company for the fiscal year ended December 31, 2017.

Holding and Others Segment

	Holding and others
	12.31.2018	12.31.2017	Variation	%
Revenue	1,354	635	719	113%
Cost of sales	(4)	(27)	23	(85%)
Gross profit	1,350	608	742	122%

Selling expenses	(1)	-	(1)	(100%)
Administrative expenses	(1,022)	(1,118)	96	(9%)
Other operating income and expenses, net	99	4	95	2,375%
Share of profit from joint ventures	3,593	1,948	1,645	84%
Operating income	4,019	1,442	2,577	179%

Gain on net monetary position	464	6,272	(5,808)	(93%)
Finance income	519	286	233	81%
Finance costs	(237)	(278)	41	(15%)
Other financial results	4,023	1,206	2,817	234%
Financial results, net	4,769	7,486	(2,717)	(36%)
Profit before income tax	8,788	8,928	(140)	(2%)

Income tax	(1,249)	(50)	(1,199)	2,398%
Profit of the year	7,359	8,878	(1,339)	(15%)

Owners of the company	7,359	8,878	(1,339)	(15%)
Non - controlling interest	-	-	-	-

Revenues

Net revenues from our holding and others segment amounted to Ps. 1,354 million for the fiscal year ended December 31, 2018, 113% higher than Ps. 635 million for the fiscal year ended December 31, 2017. This increase was mainly due to higher fees collected from related parties.

Cost of Sales

 Cost of sales of the holding and others segment amounted Ps. 4 million for the fiscal years ended December 31, 2018 compared to Ps. 27 million for the same period in 2017. Such costs were immaterial.

Gross Profit

Gross profit from our holding and others segment increased by Ps. 742 million and recorded a Ps. 1,350 million profit for the fiscal year ended December 31, 2018, compared to a Ps. 608 million profit for the same period in 2017.

Selling Expenses

Selling expenses from our holding and others segment during the fiscal years ended December 31, 2018 and 2017 were immaterial.

Administrative Expenses

Administrative expenses decreased by 9%, to Ps. 1,022 million, during the fiscal year ended December 31, 2018, compared to Ps. 1,118 million for the fiscal year ended December 31, 2017. This decrease was explained by lower compensation agreements, and was partially offset by higher fees for third-party services.

Other Operating Income and Expenses Net

Other operating income and expenses net recorded a profit of Ps. 99 million for the fiscal year ended December 31, 2018, compared to a Ps. 4 million profit during the fiscal year ended December 31, 2017.

Operating Income

Our holding and others segment’s operating income amounted to Ps. 4,019 million for the fiscal year ended December 31, 2018, 179% higher than Ps. 1,442 million for the fiscal year ended December 31, 2017. This variation includes higher profits resulting from the participation in joint ventures in the amount of Ps. 1,645 million, mainly on account of higher profits resulting from the equity investment in CIESA in the amount of Ps. 1,844 million, which was partially offset by lower results from the equity investment in CITELEC for Ps. 211 million.

 Financial Results, Net

Net financial results from our holding and other activities represented a profit of Ps. 4,769 million during fiscal year ended December 31, 2018 compared to a Ps.7,486 million loss for the fiscal year ended December 31, 2017, mainly due to a Ps. 5,808 million loss on net monetary position, resulting from the application of IAS 29, which was partially offset by higher gain in other financial results in the amount of Ps. 2,817 mostly generated by net foreign exchange differences.

Income Tax

Our holding and others segment recorded an income tax charge of Ps. 1,249 million for the fiscal year ended December 31, 2018, compared to a Ps. 50 million charge for the fiscal year ended December 31, 2017, due to higher taxable income for the 2018 fiscal year.

Total Profit (Loss)

Finally, our holding and others segment registered a net profit of Ps. 7,539 million for the fiscal year ended December 31, 2018 attributable to the owners of the Company, compared to a net profit of Ps. 8,878 million recorded in the fiscal year ended December 31, 2017, and also attributable to the owners of the Company.

Year ended December 31, 2017 compared to year ended December 31, 2016

Generation Segment

	Generation
	12.31.2017	12.31.2016	Variation	%
Revenue	13,311	9,776	3,535	36%
Cost of sales	(7,335)	(5,906)	(1,429)	24%
Gross profit	5,976	3,870	2,106	54%

Selling expenses	(161)	(148)	(13)	9%
Administrative expenses	(1,189)	(840)	(349)	42%
Other operating income and expenses, net	368	(104)	472	(454%)
Share of profit from joint ventures	(73)	-	(73)	(100%)
Operating income	4,921	2,778	2,143	77%

Gain on net monetary position	654	977	(323)	(33%)
Finance income	1,453	1,269	184	15%
Finance costs	(2,618)	(1,586)	(1,032)	65%
Other financial results	(1,265)	481	(1,746)	(363%)
Financial results, net	(1,776)	1,141	(2,917)	(256%)
Profit before income tax	3,145	3,919	(774)	(20%)

Income tax	(137)	(736)	599	(81%)
Profit of the year	3,008	3,183	(175)	(5%)

Owners of the company	2,841	3,204	(363)	(11%)
Non - controlling interest	167	(21)	188	(895%)

Revenues

Net revenues in our generation segment increased by 36% to Ps. 13,311 million for the fiscal year ended December 31, 2017, compared to Ps. 9,776 million for the same period in 2016. The increase of Ps. 3,535 million in electricity net revenues was mainly due to an increase in the volume of electricity sold by the segment (15,481 GWh for the fiscal year ended December 31, 2017, compared to 11,921 GWh for the same period in 2016, which represents a Ps. 3,061 million increase in sales), as well as an increase in the average electricity selling price calculated for the segment (Ps. 859.8 per MWh for the fiscal year ended December 31, 2017, compared to Ps. 820.1 per MWh for the same period in 2016, which represents a Ps. 474 million increase in sales).

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
(1) Considered since the acquisition of Petrobras Argentina on July 27, 2016.

Cost of Sales

Cost of sales increased by 24%, to Ps. 7,335 million, for the fiscal year ended December 31, 2017, compared to Ps. 5,906 million for the same period in 2016, mainly due to higher purchases of energy and gas and higher depreciation of property, plant and equipment and operating cost due to the activation of the new generation plants.

 Gross Profit

Gross profit from our generation segment increased by Ps. 2,106 million and recorded a Ps. 5,976 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 3,870 million profit for the same period in 2016.

Selling Expenses

Selling expenses from our generation segment during the fiscal years ended December 31, 2017 and 2016 were immaterial.

Administrative Expenses

Administrative expenses increased to Ps. 1,189 million for the fiscal year ended December 31, 2017 from Ps. 840 million for the same period in 2016, mainly due to higher labor costs for an increase in the staffing allocated to the generation segment.

Other Operating Income and Expenses Net

Other operating income and expenses, net increased by Ps. 472 million, to a Ps. 368 million profit, for the fiscal year ended December 31, 2017, compared to a loss of Ps. 104 million for the same period in 2016, which was mainly attributable to higher recovery of receivables tax credits due to the merger of subsidiaries and higher recovery of contingencies and tax charges due to the adhesion to the regularization regime (moratorium) provided for by Law No. 27,260 in relation to certain sums claimed by the tax authorities regarding the importation of a generation turbine and certain spare parts which provides for benefits of releasing tax fines and reducing compensatory interests.

Operating Income

Operating income from our generation segment increased by 77% to Ps. 4,921 million for the fiscal year ended December 31, 2017, compared to Ps. 2,778 million for the same period in 2016. This variation includes a loss of Ps. 72 million from the participation in joint ventures corresponding to the investment in Greenwind S.A. in 2017.

Financial Results, Net

Net financial results from generation activities accounted for a Ps. 1,776 million loss for the fiscal year ended December 31, 2017, compared to a gain of Ps. 1,141 million for the fiscal year ended December 31, 2016, mainly due to: higher losses in other financial results, in the amount of Ps. 1,746 million, mainly generated by net foreign exchange differences relating to financial debt and higher financial interest expenses of financial debt in the amount of Ps. 1,032 million.

Income Tax

Our generation segment recorded an income tax charge of Ps. 137 million for the fiscal year ended December 31, 2017, compared to a charge of Ps. 736 million for the same period in 2016, mainly due to the recovery of tax losses carry forwards due to the merger of subsidiaries.

Total Profit (Loss)

Our generation segment recorded a net profit of Ps. 3,008 million for the fiscal year ended December 31, 2017, of which Ps. 2,841 million are attributable to the owners of the Company, compared to Ps. 3,204 million attributable to the owners of the Company for the same period in 2016.

Distribution of Energy Segment

	Distribution of energy
	12.31.2017	12.31.2016	Variation	%
Revenue	39,603	25,826	13,777	53%
Cost of sales	(30,117)	(25,253)	(4,864)	19%
Gross profit	9,486	573	8,913	1,555%

Selling expenses	(3,568)	(3,379)	(189)	6%
Administrative expenses	(2,505)	(2,288)	(217)	9%
Other operating income and expenses, net	(1,103)	2,305	(3,408)	(148%)
Share of profit from joint ventures	10	-	10	100%
Operating income	2,320	(2,789)	5,109	(183%)

Gain on net monetary position	5,457	4,307	1,150	27%
Finance income	441	385	56	15%
Finance costs	(2,607)	(2,589)	(18)	1%
Other financial results	19	(87)	106	(122%)
Financial results, net	3,310	2,016	1,294	64%
Profit before income tax	5,630	(773)	6,403	(828%)

Income tax	(449)	1,015	(1,464)	(144%)
Profit of the year	5,181	242	4,939	2,041%

Owners of the company	2,719	125	2,594	2,075%
Non - controlling interest	2,462	117	2,345	2,004%

Revenues

Net revenues from our distribution of energy segment increased by 53% to Ps. 39,603 million for the fiscal year ended December 31, 2017, compared to Ps. 25,826 million for the same period in 2016, mainly due to: (i) the increase resulting from the application, as of February 2017, of the initial 42% VAD increase of the new tariff schedule resulting from the RTI pursuant to ENRE Resolution No. 63/17, as amended by ENRE Resolution No. 92/17, (ii) the application of the second VAD increase of 18% established in the RTI for November 1, 2017, that was subsequently implemented on December 1, 2017,  (iii) the CPD values of 11.6% applicable as of December 1, 2017, and retroactively applied to consumption recorded from August to November 2017, and (iv) the extension of the Framework Agreement in 2017 for the period between January 1, 2015 and September 30, 2017 with the Argentine and provincial Governments. This increase was partially offset by lower electricity sales, which decreased by 3.4% GWh compared to the year ended December 31, 2016, mainly due to weather conditions, particularly a decrease of days with extremely high temperatures, and to a slight fall in the economic activity of certain specific sectors and a more rational use of energy.

Cost of Sales

Cost of sales increased by 19% to Ps. 30,117 million for the fiscal year ended December 31, 2017, compared to Ps. 25,253 million for the same period in 2016, mainly due to increases in energy purchases resulting from the tariff adjustments implemented as of February 1, 2017 to the tariffs paid by distributors to CAMMESA to account for seasonal demand, and fees for third-party services, which were partly offset by lower penalties according to the new criteria to calculate penalties established by ENRE.

 Gross Profit

Gross profit from our distribution of energy segment increased by Ps. 8,913 million and recorded a Ps. 9,486 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 573 million profit for the same period in 2016.

Selling Expenses

Selling expenses from our distribution of energy segment increased by 6%, to Ps. 3,568 million for the fiscal year ended December 31, 2017, compared to Ps. 3,379 million for the same period in 2016. This increase was mainly due to: (i) an increase in impairment losses on financial asset, (ii) an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, (iii) an increase in costs for salaries and social security taxes and (iv) higher fees and compensation for services due to salary increases.

Administrative Expenses

Administrative expenses increased by 9%, to Ps. 2,505 million for the fiscal year ended December 31, 2017, compared to Ps. 2,288 million for the same period in 2016, mainly due to an increase in labor costs, and fees for third party services.

Other Operating Income and Expenses, Net

Other operating income and expenses for the fiscal year ended December 31, 2017 amounted to a net loss of Ps. 1,103 million, compared to a net profit of Ps. 2,305 million in fiscal year 2016, which is mainly explained by a lower profit from: (i) the recognition of income from the provisional remedies under CAMMESA Note ME&M No. 2016-04484723 (Ps. 2,074 million), (ii) the recognition of income charged against the RTI pursuant to SE Resolution No. 32/15 (Ps. 958 million) and (iii) the recognition of higher costs under SE Resolution No. 250/13 and subsequent Notes (Ps. 185 million). These provisional remedies (detailed in (i), (ii) and (iii)) were effective during 2016 until February, 2017 when the RTI process was completed.

Operating Income (Loss)

Operating income from our distribution of energy segment increased by Ps. 5,109 million and recorded a Ps. 2,320 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 2,789 million loss for the same period in 2016.

Financial Results, Net

Financial results net related to our distribution of energy segment represented a gain of Ps. 3,310 million for the fiscal year ended December 31, 2017, 64% higher than the Ps. 2,016 million gain for the same period in 2016, mainly due lower gain on net monetary position, resulting from the application of IAS 29.

Income Tax

Our distribution of energy operations recorded an income tax charge of Ps. 449 million in the fiscal year ended December 31, 2017, compared to a Ps. 1,015 million income tax benefit for fiscal year 2016, mainly due to (i) the improvements in operating results arising from the application of the new tariff schedule in 2017 and (ii) the effect of income tax rate reduction on a deferred tax assets and liabilities.

Total Profit (Loss)

Distribution of energy activities disclosed a net profit of Ps. 5,181 million for the fiscal year ended December 31, 2017, of which Ps. 2,719 million are attributable to the owners of the Company, against a net profit of Ps. 242 million, of which Ps. 125 million are attributable to the owners of the Company for fiscal year 2016.

Oil and Gas Segment

	Oil and Gas
	12.31.2017	12.31.2016	Variation	%
Revenue	17,402	11,795	5,607	48%
Cost of sales	(11,695)	(8,585)	(3,110)	36%
Gross profit	5,707	3,210	2,497	78%

Selling expenses	(600)	(720)	120	(17%)
Administrative expenses	(2,053)	(1,352)	(701)	52%
Exploration expenses	(71)	(199)	128	(64%)
Other operating income and expenses, net	2,713	2,255	458	20%
Share of profit from associates	41	7	34	486%
Operating income	5,737	3,201	2,536	79%

(Loss) Gain on net monetary position	(687)	1,017	(1,704)	(168%)
Finance income	209	218	(9)	(4%)
Finance costs	(2,932)	(1,543)	(1,389)	90%
Other financial results	(3,493)	47	(3,540)	(7,532%)
Financial results, net	(6,903)	(261)	(6,642)	(2,545%)
Loss before income tax	(1,166)	2,940	(4,106)	(140%)

Income tax	893	(672)	1,565	(233%)
Loss for the continuing operations	(273)	2,268	(2,541)	(112%)

Discontinued operations	(1,328)	(156)	(1,172)	751%
Loss of the year	(1,601)	2,112	(3,713)	(176%)

Owners of the company	(2,422)	1,458	(3,831)	(263%)
Non - controlling interest	821	654	118	18%

Revenues

Net revenues from our oil and gas segment from continued operations amounted to Ps. 17,402 million for the fiscal year ended December 31, 2017, 48% higher than Ps. 11,795 million disclosed for the same period in 2016. The Ps. 5,607 million increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower sales for the period January-July 2016 before the Acquisition; and to a lesser extent, increases in sales volumes mainly as a result of the increase in gas production in the Rincón del Mangrullo block and services rendered in Medanito La Pampa.

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

Cost of Sales

Cost of sales from continuing operations of our oil and gas segment increased by 36% to Ps. 11,695 million for the fiscal year ended December 31, 2017, compared to Ps. 8,585 million for the same period in 2016, mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition, particularly: higher property, plant and equipment depreciation costs, higher royalties, higher fees and compensation for services, higher purchases of inventories and gas, and higher maintenance and material consumption.

 Gross Profit

Gross profit from our oil and gas segment increased by Ps. 2,497 million and recorded a Ps. 5,707 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 3,210 million profit for the same period in 2016.

Selling Expenses

Our oil and gas segment’s selling expenses from continuing operations decreased to Ps. 600 million for the fiscal year ended December 31, 2017, compared to Ps. 720 million for the same period in 2016, mainly due to lower charges of compensation agreements.

Administrative Expenses

Administrative expenses from continuing operations increased to Ps. 2,053 million for the fiscal year ended December 31, 2017, compared to Ps. 1,352 million for the same period in 2016, mainly due to higher labor costs for an increase in the staffing allocated to the oil and gas segment and the increase in fees for third-party services.

Exploration Expenses

During the fiscal year ended December 31, 2017, exploration expenses from continuing operations amounted to Ps. 71 million, compared to Ps. 199 million in fiscal year 2016, mainly due to the Acquisition in 2016 and, to a lesser extent, a decrease in abandoned and unproductive wells charge in 2017.

Other Operating Income and Expenses, Net

Other operating income and expenses net from continuing operations increased by 20%, to a profit of Ps. 2,713 million, for the fiscal year ended December 31, 2017, compared to Ps. 2,255 million for the same period in 2016. This increase was mainly a result of lower environmental remediation, lower expenses for compensation agreements and higher income from services to third parties.

Operating Income

Oil and gas segment operating income from continuing operations increased by Ps. 2,536 million, to Ps. 5,737 million in the fiscal year ended December 31, 2017, compared to Ps. 3,201 million for the same period in 2016.

Financial Results, Net

Financial results net from continuing operations of our oil and gas segment represented a loss of Ps. 6,903 million for the fiscal year ended December 31, 2017, compared to a loss of Ps. 261 million in fiscal year ended December 31, 2016, mainly due to: (i) higher losses in other financial results, in the amount of Ps. 3,540 million, mainly generated by net foreign exchange differences; (ii) Ps. 1,704 million resulting from lower gain on net monetary position, resulting from the application of IAS 29; and (iii) higher finance cost in the amount of Ps. 1,389 million, mainly higher financial interest expenses.

Income Tax

Our oil and gas segment recorded an income tax gain from continuing operations of Ps. 893 million for the fiscal year ended December 31, 2017, compared to a charge of Ps. 672 million for the same period in 2016.

Total Profit (Loss)

Our oil and gas segment recorded a total loss from continuing operations of Ps. 273 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 2,268 million for the same period in 2016.

Our oil and gas segment recorded a total loss from discontinued operations of Ps. 1,328 million for the fiscal year ended December 31, 2017, compared to a loss of Ps. 156 million for the same period in 2016. This increase is mainly due to of the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition.

Finally, our oil and gas segment recorded a total loss from continuing and discontinued operations of Ps. 1,601 million for the fiscal year ended December 31, 2017, of which Ps. 2,422 million were attributable to the company’s owners, compared to a total profit of Ps. 2,112 million for the same period in 2016, of which Ps. 1,458 million were attributable to the company’s owners.

Refining and Distribution Segment

During the fiscal year ended December 31, 2017 and 2016 non-significant operating results from continuing operations were recorded in our refining and distribution activities.

Petrochemicals Segment

	Petrochemicals
	12.31.2017	12.31.2016	Variation	%
Revenue	11,825	5,301	6,524	123%
Cost of sales	(10,915)	(4,666)	(6,249)	134%
Gross profit	910	635	275	43%

Selling expenses	(471)	(233)	(238)	102%
Administrative expenses	(622)	(33)	(589)	1,785%
Other operating income and expenses, net	(260)	(556)	296	(53%)
Operating loss	(443)	(187)	(256)	137%

Gain (Loss) on net monetary position	58	(51)	109	(214%)
Finance income	16	4	12	300%
Finance costs	(387)	-	(387)	(100%)
Other financial results	(241)	(6)	(235)	3,917%
Financial results, net	(554)	(53)	(501)	945%
Loss before income tax	(997)	(240)	(757)	315%

Income tax	728	65	663	1,020%
Loss of the year	(269)	(175)	(94)	54%

Owners of the company	(269)	(175)	(94)	54%
Non - controlling interest	-	-	-	-

Revenues

Net revenues from our petrochemicals segment amounted to Ps. 11,825 million during the fiscal year ended December 31, 2017, 123.1% higher than Ps. 5,301 million for the same period in 2016. The Ps. 6,524 million increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower sales for the period January-July 2016 before the Acquisition.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Selling volume in thousands of ton	2017	2016
Styrene & Polystyrene	134	57
SBR	33	11
Others	291	137
Total	458	205
Note: All figures have been subject to rounding, so figures shown as totals may not sum. Considered since the acquisition of Petrobras Argentina on July 27,2016.

Cost of Sales

Cost of sales from our petrochemicals segment increased by 134%, to Ps. 10,915 million, for the fiscal year ended December 31, 2017, compared to Ps. 4,666 million for the same period in 2016, mainly due to higher inventory purchases, higher labor costs, higher depreciation of property, plant and equipment and higher maintenance costs. This increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower cost of sales for the period January-July 2016 before the Acquisition.

 Gross Profit

Gross profit from our petrochemicals segment increased by Ps. 275 million and recorded a Ps. 910 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 635 million profit for the same period in 2016.

Selling Expenses

Selling expenses from our petrochemicals segment increased to Ps. 471 million for the fiscal year ended December 31, 2017, compared to Ps. 233 million for the same period in 2016, mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition, particularly higher taxes, rates and contributions, higher transport costs, higher labor costs and higher fees and compensations for services.

Administrative Expenses

In turn, administrative expenses increased to Ps. 622 million during the fiscal year ended December 31, 2017, compared to Ps. 33 million for the same period in 2016, mainly due to higher labor costs and higher fees and compensations for services. This increase was mainly due to the incorporation of Petrobras Argentina as from August 2016.

Other Operating Income and Expenses, Net

Other net operating income and expenses net recorded losses of Ps. 260 million for the fiscal year ended December 31, 2017, compared to Ps. 556 million for the same period in 2016, mainly due to lower provision for contingencies.

Operating Loss

Operating losses from our petrochemicals segment amounted to Ps. 443 million during the fiscal year ended December 31, 2017, compared to Ps. 187 million for the same period in 2016.

Financial Results Net

Net financial results from our petrochemicals segment represented a Ps. 554 million loss during the fiscal year ended December 31, 2017, compared to Ps. 53 million loss in fiscal year 2016, mainly as a result of higher commercial interest and losses resulting from net foreign exchange differences.

Income Tax

Our petrochemical segment recorded an income tax gain from of Ps. 728 million for the fiscal year ended December 31, 2017, compared to Ps. 65 million for the same period in 2016.

Total Profit (Loss)

Finally, our petrochemicals segment recorded a net loss of Ps. 269 million for the fiscal year ended December 31, 2017, all of which is attributable to the owners of the Company, compared to a net loss of Ps. 175 million attributable to the owners of the Company for the same period in 2016.

Holding and Others Segment

	Holding and others
	12.31.2017	12.31.2016	Variation	%
Revenue	635	169	466	276%
Cost of sales	(27)	(6)	(21)	350%
Gross profit	608	163	445	273%

Selling expenses	-	(11)	11	100%
Administrative expenses	(1,118)	(3,057)	1,939	(63%)
Other operating income and expenses, net	4	588	(584)	(99%)
Share of profit from joint ventures	1,948	283	1,665	588%
Income from the sale of companies	-	1,015	(1,015)	100%
Operating income	1,442	(1,019)	2,461	(242%)

Results on net monetary position	6,272	(491)	6,763	(1,377%)
Finance income	286	222	64	29%
Finance costs	(278)	(2,791)	2,513	(90%)
Other financial results	1,206	74	1,132	1,530%
Financial results, net	7,486	(2,986)	10,472	(351%)
Profit before income tax	8,928	(4,005)	12,933	(323%)

Income tax	(50)	1,931	(1,981)	(103%)
Profit of the year	8,878	(2,074)	10,952	(528%)

Owners of the company	8,878	(2,074)	10,952	(528%)
Non - controlling interest	-	-

Revenues

Net revenues from our holding and others segment amounted to Ps. 635 million for the fiscal year ended December 31, 2017, 276% higher than Ps. 169 million for the same period in 2016. This increase was mainly due to higher fees collected from related parties.

Cost of Sales

Cost of sales of the holding and others segment amounted Ps. 27 million for the fiscal years ended December 31, 2017 and Ps. 6 million for the same period in 2016.

Gross Profit

Gross profit from our holding and others segment increased by Ps. 445 million and recorded a Ps. 608 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 163 million profit for the same period in 2016.

Selling Expenses

There were no selling expenses from our holding and others segment during fiscal year ended December 31, 2017, compared to Ps. 11 million for taxes, rates and contributions for the same period in 2016.

Administrative Expenses

Administrative expenses decreased by 63% to Ps. 1,118 million for the fiscal year ended December 31, 2017 compared to Ps. 3,057 million for the same period in 2016. This decrease was mainly due to lower fees and compensation for services and lower labor costs for a decrease in the staffing allocated to the holding and others segment.

Other Operating Income and Expenses, Net

Other operating income and expenses net from our holding and other business segment registered a gain of Ps. 4 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 588 million for the same period in 2016.

Operating Results

Operating result of our holding and other business segment amounted an income of Ps. 1,442 million for the fiscal year ended December 31, 2017, compared to Ps. 1,019 million losses for the same period in 2016.  This variation includes a gain of Ps. 1,665 million from the participation in joint businesses mainly corresponding to the investments in CIESA y CITELEC and a loss of Ps. 1,015 million from the gain for sale of our indirect interest in TGS during 2016.

Financial Results, Net

Financial results net from our holding and others segment represented gains of Ps. 7,486 million during the fiscal year ended December 31, 2017 compared to losses of Ps. 2,986 million for the same period in 2016, which is mainly explained by: (i) higher gain net on net monetary position resulting from the application of IAS 29 (Ps. 6,763 million), (ii) lower financial cost mainly due to lower interest expenses (Ps. 2,513 million) and (iii) higher gain in other financial results (Ps. 1,132 million), mainly generated by net foreign exchange differences.

Income Tax

Our holding and other business segment recorded an income tax charge of Ps. 50 million for the fiscal year ended December 31, 2017, compared to a Ps. 1,931 million benefit for the same period of 2016, mainly as a result of the recognition of deferred income tax gains related to: (i) higher losses carry forwards and (ii) the effect of tax rate reduction expected to apply when the asset is realized or the liability is settled.

Total Profit (Loss)

Our holding and other business segment recorded a net gain of Ps. 8,878 million for the fiscal year ended December 31, 2017, all of which were attributable to the Company’s owners, compared to a net loss of Ps. 2,074 million for the same period of 2016 all of which were attributable to the Company´s owners.

Liquidity and Capital Resources

Analysis of our Financial Condition

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. Along these lines, and as a guiding principle, financial solvency is the foundation on which the sustainable development of our businesses is built. Pursuant to these strategic guidelines, we seek to:

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

Total consolidated borrowings as of December 31, 2018, 2017 and 2016 were Ps. 82,090 million, Ps. 63,439 million, and Ps. 47,855 million, respectively. As of December 31, 2018, 2017 and 2016, 93%, 85% and 66% of our borrowings were denominated in U.S. Dollars, respectively.

As of December 31, 2018, 2017 and 2016, cash and cash equivalents were Ps. 9,097 million, Ps. 1,179 million and Ps. 2,613 million, respectively.  We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We and our subsidiaries conduct financing at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2018	2017	2016
	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018)
Cash at the beginning of the year	1,179	2,613	1,282
Net cash generated by operating activities	22,935	16,648	12,321
Net cash generated by (used in) investing activities	740	(31,938)	(21,909)
Net cash (used in) generated by financing activities	(17,714)	13,991	10,592
Exchange difference generated by cash and cash equivalents	2,011	509	601
Loss on net monetary position generated by cash and cash equivalents	(292)	(406)	(274)
Cash and cash equivalent classified as held for sale	238	(238)	-
Cash and cash equivalent at the end of the year	9,097	1,179	2,613

Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 22,935 million for the year ended December 31, 2018, attributable to cash flow generated by net income without considering (i) non-cash losses (mainly related to Ps. 32,048 million for net foreign currency exchange difference, Ps. 8,816 million for depreciation and amortization of assets, and Ps. 8,254 million for interest accrual), and (ii) non-cash profits (mainly related to Ps. 23,696 million for gains on net monetary position resulting from the application of IAS 29), but considering (iii) changes in operating assets and liabilities (mainly related to Ps. 6,594 million increase in trade and other receivables and Ps. 2,274 million decrease in provisions, partially offset by Ps. 1,319 million increase in tax payables); (iv) Ps. 1,726 million cash flow used in discontinued operations; and (v) Ps. 1,841 million of income tax payments.

Net cash generated by operating activities amounted to Ps. 16,648 million for the year ended December 31, 2017, attributable to cash flow generated by net income without considering (i) non-cash losses (mainly related to Ps. 7,739 million for depreciation and amortization of assets, Ps. 5,819 million for net foreign currency exchange difference and Ps. 6,255 million for interest accrual), and (ii) non-cash profits (mainly related to Ps. 11,478 million for gains on net monetary position  resulting from the application of IAS 29 and Ps. 2,324 million for changes in the fair value of financial instruments), but considering (iii) changes in operating assets and liabilities (mainly related to Ps. 2,430 million increase in trade and other receivables, Ps. 1,803 million decrease in provisions and Ps. 998 million decrease in tax payables); (iv) Ps. 3,291 million cash flow generated by discontinued operations and (v) Ps. 2,119 million of income tax payments.

  Net cash generated by operating activities amounted to Ps. 12,321 million for the year ended December 31, 2016, attributable to cash flow generated by net loss without considering (i) non-cash losses (mainly related to Ps. 7,102 million for depreciation and amortization of assets and Ps. 7,072 million for interest accrual), and (ii) non-cash profits (mainly related to Ps. 5,770 million for gains on net monetary position resulting from the application of IAS 29), but considering (iii) changes in operating assets and liabilities (mainly related to Ps. 3,392 million increase in tax payables); (iv) Ps. 2,902 million cash flow generated by discontinued operations and (v) Ps. 927 million of income tax payments.

Net cash generated by or used in investing activities

Net cash generated by investing activities amounted to Ps. 740 million for the year ended December 31, 2018, including Ps. 108,848 million in proceeds from the sale of financial assets at amortized cost, Ps. 17,240 million in proceeds from sales of shares in companies and property, plant and equipment and Ps. 9,436 million from the recovery of investment funds, net, partially offset by uses of cash and cash equivalents including, Ps. 110,026 million paid for financial assets acquisition and Ps. 25,407 million in purchases of property, plant and equipment.

Net cash used in investing activities amounted to Ps. 31,938 million for the year ended December 31, 2017, principally due to Ps. 18,290 million in purchases of property, plant and equipment, Ps. 19,247 million paid for financial assets and Ps. 8,259 million paid for the subscription of investments funds. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 15,129 million of proceeds from the sale of financial assets at amortized cost.

Net cash used in investing activities amounted to Ps. 21,909 million for the year ended December 31, 2016, principally due to Ps.13,202 million in purchases of property, plant and equipment and Ps.17,414 million paid for companies' acquisitions (mainly related to the Acquisition). These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 7,717 million of proceeds from the sale of financial assets at amortized cost and Ps. 2,191 million from the sale of property, plant and equipment.

Net cash used in or generated by financing activities

Net cash used in our financing activities amounted to Ps. 17,714 million for the year ended December 31, 2018, principally due to payments of Ps. 14,061 million made in connection with bank and financial borrowings (including principal and interest) and Ps. 13,938 million related to payment for own shares acquisition, partially offset by Ps. 9,250 million in proceeds from borrowings.

Net cash generated by our financing activities amounted to Ps. 13,991 million for the year ended December 31, 2017, principally due to Ps. 47,130 million generated by borrowings. These proceeds of cash and cash equivalents were partially offset by payments of Ps.31,722 million made in connection with bank and financial borrowings (including principal and interest).

Net cash generated by our financing activities amounted to Ps. 10,592 million for the year ended December 31, 2016, principally due to Ps. 35,918 million generated by borrowings. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 15,866 million made in connection with bank and financial borrowings (including principal and interest) and Ps. 6,005 million for the public offer for the acquisition of Petrobras Argentina’s shares.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2018, 2017 and 2016:

	At December 31,
	2018	2017	2016
	(in millions of pesos stated in terms of the measuring unit current as of December 31, 2018)
Generation	8,911	10,380	4,711
Distribution of energy	8,550	8,483	5,355
Oil and gas	7,221	5,295	6,044
Refinery and Distribution	50	255	310
Petrochemical	140	182	109
Holding and others	199	192	160
	25,071	24,787	16,689

In 2018, our capital expenditures in our generation segment amounted to Ps. 8,911 million mostly related to work in progress (Ps. 8,375 million) in order to increase thermal generation capacity mainly through the installation of a new turbine and the development of wind power projects.

In our distribution of energy segment, we invested Ps. 8,550 million in 2018, mainly related to work in progress (Ps. 7,339 million) and substations and high, medium and low voltage lines (Ps. 494 million). A substantial portion was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels. Edenor complied with the investment plan for a five-year period agreed upon with the ENRE that had been submitted in the context of the RTI process.

Our capital expenditures in our oil and gas segment amounted to Ps. 7,221 million in 2018, mostly related to work in progress (Ps. 6,140 million), wells (Ps. 26 million) and mining property (Ps. 995 million) in order to develop gas reserves mainly through well drilling.

In 2017, our capital expenditures in our generation segment amounted to Ps. 10,380 million mostly related to work in progress (Ps. 8,375 million) and advances to suppliers (Ps. 1,632 million) in order to increase thermal generation capacity mainly through the construction of new thermal generation plants.

In our distribution of energy segment, we invested Ps. 8,483 million in 2017, mainly related to work in progress (Ps. 7,732 million). A substantial portion was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

Our capital expenditures in our oil and gas segment amounted to Ps. 5,295 million in 2017, mostly related to work in progress (Ps. 4,033 million), wells (Ps. 482 million) and mining property (Ps. 359 million) in order to develop gas reserves mainly through well drilling.

In 2016, our capital expenditures in our generation segment amounted to Ps. 4,771 million mainly related to work in progress (Ps. 3,523 million), advances to suppliers (Ps. 820 million), materials, and spare parts (Ps. 263 million).

In our distribution of energy segment, we invested Ps. 5,355 million in 2016, mainly related to work in progress (Ps. 5,055 million). A substantial portion was used to increase the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

Our capital expenditures in our oil and gas segment amounted to Ps. 6,044 million in 2016, mainly related to work in progress (Ps. 4,351 million), wells (Ps. 821 million) and mining property (Ps. 311 million).

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

In our generation business segment, future capital expenditures will focus on the expansion of thermal generation capacity through enhancement works and the installation of new turbines. Regarding, generation from renewable sources, we will develop a new wind project.

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

For further information on our investment commitments in oil and gas areas and our generation projects, please see Note 16 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2018 was Ps.77,444 million (without including any indebtedness with CAMMESA), of which 84% was long-term debt, 99% of which was denominated in U.S. Dollars. The amount of our total consolidated financial debt does not include Transener and TGS given that our stake in Transener and TGS constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2018	2017	2016
	(in millions of Pesos stated in terms of the measuring unit current as of December 31, 2018)
Short Term Debt
Bonds	934	1,091	4,138
Financial	11,840	7,532	15,489
	12,774	8,623	19,627
Long Term Debt
Bonds	54,927	40,993	22,402
Financial	9,743	8,806	1,302
Total	64,670	49,799	23,704
Total Indebtedness	77,444	58,422	43,331

Financings

During 2018, we had debt maturities with local and international banks for approximately U.S.$290 million. In order to maintain the level of liquidity, we decided to refinance a large part of these maturities through financial loans and pre-export financing with financial entities for the short and medium term. As of December 31, 2018, our short-term maturities amounted to U.S.$. 282 million.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest payable at such years, as of December 31, 2018:

	< 1 year	1-5 years	> 5 years	Total
	(in millions of Pesos)
Total Indebtedness	12,774	17,700	46,970	77,444

Corporate Bonds

On October 5, 2018, we paid at maturity 100% of the principal of the Class A notes for Ps. 282 million.

Also, at the end of fiscal year 2018, we held in treasury Series I corporate bonds maturing in 2027 for a face value of U.S.$9 million, repurchased between August and September 2018, at a clean average price of U.S.$79.2 per U.S.$100 face value.

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2018, we and our subsidiaries were in compliance with the covenants under their respective outstanding indebtedness.

Contractual obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2018 and the period in which the contractual obligations become due. Peso amounts have been translated from U.S.$ Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2018 of Ps.37.70 to U.S.$1.00.

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Until
	(in millions of pesos)
Payments Obligations
Debt obligations (1)	95,832	16,224	9,130	33,634	36,844
Capital Expenditures (2)	43,434	15,281	14,175	7,248	6,730
Royalty payments (3)	948	325	238	199	187
Operating leases(4)	396	156	241	-	-
	140,610	31,985	23,783	41,081	43,761

Purchase Obligations
Natural gas purchase agreements for electricity generation (5)	3,504	3,504	-	-	-	2019
Natural gas transportation agreement (6)	17,529	1,488	985	985	14,070	2053
Steam (7)	1,642	120	240	240	1,042	2032
Long-term services agreement (8)	2,446	1,773	657	5	11	2034
Petroleum services and materials (9)	10,800	8,606	2,193	1	-	2022
	35,921	15,492	4,076	1,232	15,123

Other
Accrued fines and penalties (10)	6,933	1,836	5,097	-	-
Total	183,465	49,312	32,956	42,312	58,884

Sales Obligations (11)
Electricity Power	1,620	1,588	32	-	-	2021
Natural gas	224	224	-	-	-	2019
LPG	1,509	651	577	281	-	2022
Oil	1,186	1,186	-	-	-	2019
Total	4,538	3,648	609	281	-

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

(2)     Includes executed contractual obligations relating to major maintenance and new projects in our generation business segment, as well as investment commitments in oil and gas areas (a further description of our investment commitments in oil and gas areas and our generation projects is disclosed in Note 16 to our Consolidated Financial Statements). Edenor’s concessions do not require to make mandatory capital expenditures.

(3)     Based on royalty estimated payments included in our generation annual budget; royalty payments beyond 2019 are calculated based on average hydraulicity.

(4)     Represents Edenor’s future minimum operating lease payments required.

(5)     Natural gas supply agreements based on the estimated average price of Ps.4.07 per m3.

(6)     Firm natural gas transportation agreements based on the estimated average price of Ps.0.45 per m3.

(7)     We have entered into steam purchase agreement with TGS (for the supply of the Ecoenegia power plant).

(8)     Long-term services agreements in the ordinary course of business (for the supply of maintenance and repair of plants, transportation between facilities and technical support).

(9)     Long-term services and materials agreements with oil and gas providers (for the supply of services such as pulling, work-over, perforation works and the provision of materials).

(10)    See “Item 4. Our Distribution of Energy Business -Empresa Distribuidora y Comercializadora Norte (Edenor)—Fines and penalties.”

(11)    Sales obligation agreement correspond to sale commitments in order to ensure the sale of different products. Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2018 and may not reflect actual future prices. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements required to disclose under Item 5.E. of Form 20-F.

Item 6. Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and equal or less number of alternate directors subject to the Annual Shareholders’ Meeting decision. Four of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. Two of our alternate directors are independent. The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year). Our directors are elected for a three-fiscal-year term and can be reelected.

Pursuant to section 12 of our by-laws, any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a “Proposing Shareholder”) may require our board of directors to give notice to our other shareholders of the candidate or candidates to be nominated by such shareholder or group of shareholders at our shareholders’ meeting for election of our board of directors. To such end, the relevant slate executed by the Proposing Shareholder or its representatives, as applicable, will be sent to the chairman of our board of directors, no less than five business days prior to the date of the relevant shareholders’ meeting, to be published in the Bulletin of the BASE at least two days prior to the date of our shareholders’ meeting. To facilitate the formation of the slates and the record of the candidates’ names, as of the date of the first notice calling for the relevant meeting, a special book will be made available to our shareholders at our registered office in which the names of the candidates proposed by any proposing shareholder shall be recorded. Similarly, our board of directors will propose to the shareholders’ meeting the candidates for election by slate or, if election by slate is objected to, individually. The names of the candidates proposed by the board will be made known to all our shareholders together with the slates proposed by the Proposing Shareholder. In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us. Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected. If no slate obtains such majority, a new vote will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected. The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, five of whom have terms that expired in December 2019, while six have terms that will expire in December 2020 and the remaining nine have terms that will expire in December 2021. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	55	Chairman	04/27/18	12/31/20
Gustavo Mariani	48	Vice Chairman	04/07/17	12/31/19
Ricardo Alejandro Torres	61	Director	04/07/17	12/31/19
Damián Miguel Mindlin	53	Director	04/27/18	12/31/20
Gabriel Cohen	54	Director	04/29/19	12/31/21
Carlos Correa Urquiza (1)	49	Director	04/29/19	12/31/21
Santiago Alberdi(1)	36	Director	04/29/19	12/31/21
Dario Epstein (1)	55	Director	04/29/19	12/31/21
María Carolina Sigwald	51	Director	04/29/19	12/31/20
Miguel Ricardo Bein (1)	68	Director	04/07/17	12/31/19
Pablo Alejandro Diaz	61	Alternate Director	04/29/19	12/31/21
Nicolás Mindlin	29	Alternate Director	04/29/19	12/31/21
Gerardo Carlos Paz	50	Alternate Director	04/29/19	12/31/20
Silvana Wasersztrom (1)	51	Alternate Director	04/29/19	12/31/21
Brian Robert Henderson	73	Alternate Director	04/29/19	12/31/20
Mariano Batistella	36	Alternate Director	04/29/19	12/31/21
Victoria Hitce	42	Alternate Director	04/07/17	12/31/19
Mauricio Penta	42	Alternate Director	04/27/18	12/31/20
Horacio Jorge Tomás Turri	58	Alternate Director	04/29/19	12/31/19
Catalina Lappas (1)	39	Alternate Director	04/29/19	12/31/21

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

Nomination Policy and Nomination Committee

The Company’s board of directors approved a Nomination Policy in order to establish the principles governing the nomination and appointment of members of the Board of Directors.

Within the Nomination Policy framework, the Board of Directors created a Nomination Committee that provides assistance to the Board of Directors and the shareholders in the nomination and appointment of the members of the Board, according to the requirements and procedures set forth in the applicable rules and regulations in force in Argentina, Pampa’s bylaws and the rules of the committee.

 The Nomination Committee reports to Pampa’s Board of Directors and consists of three regular members and an equal or lower number of alternate members.

The President of the committee must be independent, as determined by the guidelines set forth by the CNV. At present, Pampa’s Nomination Committee is composed as follows:

Name	Position
Miguel Bein	President
Gustavo Mariani	Regular Member
Ricardo Torres	Regular Member
Victoria Hitce	Alternate Member
Silvina Wasersztrom	Alternate Member

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	55
Gustavo Mariani	Executive Vicepresident - Chief Executive Officer	48
Ricardo Alejandro Torres	Executive Vicepresident	61
Damián Miguel Mindlin	Executive Vicepresident	53
Horacio Jorge Tomás Turri	Executive Director of Oil & Gas	58
Gabriel Cohen	Corporate Financing Director - Chief Financial Officer	54
María Carolina Sigwald	Executive Director of Legal Affairs	51
Mariano Batistella	Executive Director of Planning, Strategy, Downstream and Affiliates	36

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin is currently Chairman of “Fundación Pampa Energía Comprometidos con la Educación”, Grupo Dolphin Holding S.A., Grupo Emes S.A. and Emes Inversora S.A. Mr. Mindlin also serves as director of Edenor, Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Consultores Fund Management and Mindlin Warrants S.A.

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and CEO. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently Chairman of HIDISA, HINISA, PACOSA, PEA, PEFMSA, Transelec, and Plásticos de Zárate S.A. (“Plásticos de Zárate”). He is also Vice Chairman of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”), TGS and Edenor. He also serves as Director of GMA Warrants S.A., ODS S.A., Dolphin Créditos Holding S.A., Emes Inversora S.A., Transba, Grupo Emes S.A., Emes Finance S.A, Grupo Dolphin Holding S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones S.A.U.,., Sitios Argentinos S.A and Pampa Cogeneración S.A. In addition, Mr. Mariani is a member of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral. He has been a member of our board of directors since November 2005 and serves as Executive Vicepresident. Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor and Pampa Inversiones S.A. Mr. Torres was a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, Pampa Inversiones S.A.,  RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner), Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A. and Pampa Cogeneración S.A. Mr. Torres is also member of the board of directors of CITELEC (alternate director), HIDISA, HINISA, PACOSA, Pampa Participaciones, PEA, PEFMSAand Transelec. Also, Mr. Torres is Vice Chairman of “Fundación Pampa Energía Comprometidos con la Educación”.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Mr. Mindlin is currently the Vice Chairman of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. Additionally, he is currently the Chairman of Pampa Participaciones S.A.U., Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., SACDE, Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, “Compañía Americana de Trasmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A., and ARPHC S.A. Also, Mr. Mindlin is the Vice Chairman of HIDISA, HINISA, Pampa Inversiones S.A., PEA, PEFMSA, Pampa Cogeneración S.A., Sitios Argentinos S.A, Dolphin Créditos Holding S.A., Emes Inversora S.A., Grupo Emes S.A. and Grupo Dolphin Holding S.A. and he is member of the board of directors of Edenor, Transelec, Transba (alternate director), CITELEC (alternate director), CPB, PACOSA, Pampa F&F, DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Consultores Fund Management Ltd, Bolsas y Mercados Argentinos (alternate director) and Emes Air S.A.

Gabriel Cohen was born on September 11, 1964. Mr. Cohen has been an alternate director of Pampa since June 2006. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires. In addition, he worked for 15 years at Citibank, N.A., serving at the banks offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes. Mr. Cohen currently serves as Chairman of Enecor and as Vice-Chairman of CITELEC, CPB and Transba. He is member of the board of directors of Transener, HIDISA (alternate director), HINISA (alternate director), PACOSA (alternate director), and Pampa Participaciones (alternate director), Transelec (alternate director) and PE (alternate director) and PEFMSA (alternate director). Currently, Mr. Cohen is the CFO of the Company.

María Carolina Sigwald was born on November 15, 1967. She is Executive Director of Legal Affairs of the Company since November 2017. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the IIC in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. Ms. Sigwald obtained her law degree from the University of Buenos Aires, where she graduated with honors. She also is member of the board of directors of EDENOR, Plásticos de Zárate (alternate), Transba (alternate) and Chairman of Greenwind.

Carlos Correa Urquiza was born on September 17, 1969. On April 29, 2019, he joined the Company as a member of the board of directors. He currently serves as the Trading Desk in the Finance Area Management of Banco Hipotecario SA. Prior to joining BHSA (1999), he held the position of Head of the back office department of Consultores Asset Management (1994-1999). Carlos holds a Master’s degree in Banking Management from Universidad del Cema and a Bachelor’s Degree in Business Administration from Universidad de Belgrano.

Santiago Alberdi was born on April 6, 1983. On April 29, 2016 joined the Company as a member of the board of directors. Mr. Alberdi is also member of the supervisory committee at the Lotería de la Ciudad Autónoma de Buenos Aires (LOTBA). Mr. Alberdi holds a lawyer degree from the UBA.

Miguel Ricardo Bein was born on October 28, 1950. Mr. Bein has been director of our company since April 2017. He is currently an economic and financial consultant at Bein & Asociados, a consultant founded in 2001. Previously, he was Secretary of State at the Secretariat of Economic and Regional Programming of the Ministry of Economy, Works and Public Services during the period 2000 - 2001. He was also Undersecretary of State in the Under Secretariat of Small and Medium Enterprise, Ministry of Industry and Foreign Trade.  Mr. Bein holds a degree in Economics from the UBA. In 1993, he obtained a degree from International Senior Management Program Harvard Business School in Boston, USA.

Dario Epstein was born on July 19, 1963. On April 29, 2019, he joined the Company as a member of the board of directors. He currently is a director of Sur Investment, Research for Traders and FinGuru. He is a Public Accountant and has an MBA from the University of Michigan. He also was a director of CNV.

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy). He currently serves as director of Citelec, Transba, CPB (alternate director), Transener (alternate director), Edenor (alternate director), HIDISA (alternate director), HINISA (alternate director), PACOSA (alternate director), Pampa Participaciones (alternate director), Transelec (alternate director), PEA (alternate director), PEFMSA (alternate director) and Transener S.A. (alternate director). He is the Executive Secretary of “Fundación Pampa Energía Comprometidos con la Educación”.

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin has been a member of the Board of directors of Pampa since April 2017. He serves as Vice Chairman of Lubricantes Avellaneda SAU. Mr. Mindlin is also member of the board of directors of PHA S.A.U, Petrobras Energía Ecuador Ltd., CIESA (alternate director), Enecor (alternate director), Refinor (alternate director), TGS (alternate director) and Deputy Secretary at Petrobras Participaciones SL. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires.

Gerardo Carlos Paz was born on October 24, 1968. Mr Paz obtained a law degree from Universidad Nacional de Córdoba. He has worked at several places such as ENRE from 1994 to 2000, Camuzzi Gas Pampeana from 2001 to 2007 and Pampa Energía S.A. since 2007. Mr Paz has a Master’s degree in business law. Mr. Paz serves as Vice Chairman of PACOSA. He is also director of CIESA, HIDISA, PEA, PEFMSA, Termoeléctrica José de San Martin, Termoeléctrica Manuel Belgrano and alternate director of CPB, CITELEC, HINISA, Plásticos de Zárate and Transba. Mr. Paz is also member of the of the supervisory committee at CAMMESA.

Silvana Wasersztrom was born on March 18, 1968. Ms. Wastersztrom is a partner of Moncayo & Wasersztrom Abogados since 2012. She also worked in Marval, O’Farrell & Mairal law firm as a lawyer during the years 1994 - 2002. She did an internship on a law firm placed in Tampa, Florida and holds two master degrees in Tax and Customs Law in Universidad Austral and Universidad de Belgrano.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a Senior Advisor to the board of Pampa Energia S.A. Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice-Chairman of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr. Henderson served as vice-Chairman and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is Chairman of Transener and Vice- Chairman of Enecor. He is also director of Citelec, Transba, HINISA (alternate director), HIDISA (alternate director), CPB Energía S.A. (alternate director) and Transelec (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently is the Executive Director of Planning, Strategy and affiliates of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a master degree in finance from the same institution. He currently serves as Chairman of PHA S.A.U, Trenerec Bolivia, Plásticos de Zárate, Lubricantes Avellaneda SAU. Mr. Batistella also serves as director of Pampa Participaciones, Transporte de Servicios y Gas en Uruguay, CIESA, HINISA, Pampa Cogeneración S.A., Petrobras Energía Ecuador Ltd, TGS, Edenor (alternate director), Enecor (alternate director), HIDISA (alternate director), PACOSA (alternate director), PEA (alternate director), PEFMSA (alternate director), CPB Energía S.A. (alternate director) and Transelec (alternate director).

Victoria Hitce was born on April 9, 1977. Ms. Hitce has been a member of the Board of Directors of Pampa since April 2017. Also, she was a founding partner of the Salaverri, Burgio & Wetzler Malbrán law firm. Currently, she is the Corporate and M&A Director of the Company. She is a lawyer graduated from the Universidad Católica Argentina. Ms. Hitce serves as alternate director of PHA S.A.U, Transba, CIESA, Pampa Cogeneración S.A. (alternate director), Transporte de Servicios y Gas en Uruguay (alternate director), Pampa Energía Bolivia (alternate director) and Transener (alternate director). She is also a member of the supervisory committee of Norpatagónica S.A.

Horacio Turri was born on March 19, 1961. Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires. Mr. Turri served as Chief Executive Officer of Central Puerto S.A., Hidroeléctrica Piedra del Águila and Gener Argentina S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively.

Mauricio Penta was born on July 23, 1976. He is Executive Director of Administration of the Company. Mr. Penta graduated in Public Accountiong from the Universidad Argentina de la Empresa and he received an MBA from the Altos Estudios Empresariales. Previously, Mr. Penta worked for Deloitte and Grupo Cencosud as Tax Manager.

Catalina Lappas was born on August 6, 1979. She currently serves as Coordinadora De Gestión Administrativa y Técnica de la Secretaria General at ANSES. Ms. Lappas holds a lawyer degree from the UBA.  She holds a Premaster’s degree in Business Law from Universidad Austral and a postgraduate degree in Non-Profit Organizations from Universidad de San Andrés.

On April, 16, 2018, the CNV issued Resolution No. 730, which modifies the criteria to determine if a director for the board of directors of companies under public regime shall not be considered independent. Companies under the control of the CNV, such as Pampa, had to adequate the composition of its board to this new criteria on the annual Shareholder Meeting for the year 2018. The Argentine independence standards under CNV rules differ in many ways from the NYSE, National Association of Securities Dealers Automated Quotation (“NASDAQ”) or the U.S. federal securities law standards.  See “Item 16G. Corporate Governance.”

 The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Pablo Alejandro Diaz, Nicolás Mindlin, Gabriel Cohen, María Carolina Sigwald, Mariano Batistella, Brian Robert Henderson, Mauricio Penta, Victoria Hitce, Horacio Jorge Tomás Turri and Gerardo Carlos Paz.

On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Miguel Bein, Santiago Alberdi, Catalina Lappas, Carlos Correa Urquiza, Darío Epstein and Silvana Wasersztrom.

Audit Committee

According to the provisions of Section 109 of the CML, the Company established an audit committee. On February 18, 2019, the audit committee approved an amendment to the aforementioned charter, including the possibility of reelection of the members of the audit committee for successive terms.

Composition

Our audit committee is comprised of three members of the board and of one alternate member. All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law and/or management.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position	Age
Miguel Bein	President	68
Carlos Correa Urquiza	Regular Member	49
Darío Epstein	Regular Member	43
Silvana Wasersztrom	Alternate Member	51

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
José Daniel Abelovich	Statutory Auditor(*)	62
Martín Fernandez Dussaut	Statutory Auditor	38
Germán Wetzler Malbrán	Statutory Auditor	49
Marcelo Héctor Fuxman	Alternate Statutory Auditor	62
Tomás Arnaude	Alternate Statutory Auditor	37
Damián Burgio	Alternate Statutory Auditor	55

(*) Chairman of the Supervisory Committee

Set forth below are brief biographical descriptions of the members of our supervisory committee:

José Daniel Abelovich was born on July 20, 1956. He has been a member of our supervisory committee since 2007. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires. Mr. Abelovich is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm. Mr. Abelovich also serves as member of the following supervisory committees, among others, Arcos del Gourmet S.A., Transener, Citelec, Emprendimiento Recoleta S.A., Transba, Edenor, Hoteles Argentinos S.A., Inversora Bolívar S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Palermo Invest S.A., Panamerican Mall S.A., Shopping Neuquén S.A., Tarshop S.A., Entertainment Holdings S.A, Entretenimiento Universal S.A, Real estate investments S.R.L and Quality Invest S.A.

               Marcelo Héctor Fuxman was born on November 30, 1955. He has been a member of our supervisory committee since June 2006. Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Agra Argentina S.A., Arcos del Gourmet S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Boulevard Norte S.A., Cactus Argentina S.A., Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A., E-Commerce Latina S.A., Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Fibesa S.A., Futuros y Opciones.com S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Puerto Retiro S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Tarshop S.A. and Torres del Puerto S.A.

Germán Wetzler Malbrán was born on April 25, 1970. He is a member of the supervisory committee of SACDE, Fidus S.G.R., Compañía Americana de Transmisión Eléctrica S.A., CT Mitre Office S.A., Greenwind, Pampa Cogeneración S.A., Pampa Participaciones, Los Yaros Agropecuaria S.A, Agropecuaria La Volanta S.A., Lubricantes Avellaneda S.A.U., Additionally, Mr. Wetzler Malbrán serves as an alternate member of supervisory comittee of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros S.A., Enecor, Transelec, Salta Refrescos S.A., Envases Plásticos S.A. and Dolphin Finance S.A.

Tomás Arnaude was born on December 17, 1981. He has been an alternate member of our supervisory committee since November 2016. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He currently serves as member of the Supervisory Committee of Greenwind, Pampa Cogeneración S.A., PACOSA, PEA, PEFMSA, Enecor, Lubricantes Avellaneda S.A.U, Pampa Participaciones, Plásticos de Zárate, Transelec and Atis Group S.A. and as alternate statutory auditor of Veinticuatro de Enero S.A.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He is a member of the board of directors of AR Partners S.A., CT Mitre Office S.A. and Escrow Services S.A. Also he is a member of the supervisory committee of ODS S.A., Greenwind, Pampa Participaciones, PEA, PEFMSA, SACDE, Fidus S.G.R., Cincovial S.A., Compañía Americana de Transmisión Eléctrica S.A., Lubricantes Avellaneda S.A.U. and Enecor. He is an alternate member of the supervisory committee of Grupo Dolphin Holding S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Pampa Cogeneración S.A., Transelec, ICSA and DEGASA S.A.

Damián Burgio was born on December 13, 1963. He is a founding partner of the law firm Salaverri, Burgio & Wetzler Malbrán. Mr. Burgio is a lawyer graduated from the Universidad Católica Argentina. He currently serves as director of CT Miter Office SA, as a member of the of the supervisory committee of Envases Plásticos SA, Enecor, Greenwind, SACDE, TGS, Plásticos de Zárate and Salta Refrescos S.A.

Corporate Governance

The Company enacted several policies and practices, including a comprehensive business code of conduct:

•

Business Code of Conduct. This Code not only states the ethical principles that constitute the foundation of the relationship between the Company, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of issues and problems affecting the management of the Company.

•

Insider Trading Policy. This Policy has been implemented in order to avoid “insider trading” practices by the Company’s employees (i.e., to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly). The Policy applies to the Company’s staff and its subsidiaries, including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.

•

As part of the various corporate governance policies adopted, the Company has approved implementing the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code.

•

Self-Assessment Questionnaire for the Board of Directors. The Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Department along with the Nomination Committee is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties.

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

•

Nomination Policy. The Nomination Policy establishes the principles governing the nomination and appointment of members of the Board of Directors of Pampa and is designed to be in compliance with the rules and regulations in force in Argentina, the bylaws of the Company and the rules of the Nomination Committee that are applicable to the matter.

•

Compensation Policy. The Compensation Policy is designed in accordance with the laws and regulations in force in Argentina, the bylaws of the Company and the rules of the Compensation Committee, and provides guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa. It will be used by the shareholders, the Board of Directors and the Compensation Committee to guide their practice.

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

•

Dividend Policy. This policy was approved by the board of directors in accordance with laws and regulations in force in Argentina and the bylaws of the Company. It establishes a set of guidelines to be observed in order to keep an adequate balance between distributed amounts and Pampa’s investment plans; aiming at establishing a clear, transparent and consistent practice which enables shareholders to make informed decisions. According to this policy, the decision to distribute a dividend is at the sole discretion of the Shareholders’ Meeting, based upon the board of directors’ recommendation. It expressly sets forth that the Company is under no obligation to distribute profits, and the Shareholders’ Meeting will have sole discretion regarding the determination and timing of a dividend distribution.

•

Policy on Quality, Safety, Environment and Labor Health. Our board of directors approved the QSELH Policy to continue meeting the standards for operating oil and gas, generation, distribution of energy, refining and distribution and petrochemical segments with the highest safety possible within the ordinary course of each activity.

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

•

Anti-Money Laundering and Terrorist Financing Prevention Policy. This Policy was approved in accordance with the provisions set forth in Law No. 25,246, its regulations and related provisions, and Unidad de Información Financiera (“UIF”). Its main purpose is to establish the procedures aimed at preventing money laundering and financing of terrorism. This Policy applies only to our activity as Trustee of the CIESA Trust.

Compensation of Directors and Officers

The BCL provides that the compensation payable to all directors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income. The BCL increases the annual limitation on director compensation to up to 25% of net income if all the net income for such year is distributed as dividend. The percentage decreases proportionally based on the relation between the net income and the dividends distributed. The BCL also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the BCL in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions. The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers. Also, the aggregate amount payable to the board of directors’ members will be previously submitted to the Compensation Committee (as defined below) for its opinion as to whether the compensation proposed is consistent with compensation received by directors at other comparable local companies. The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

For the fiscal year ended December 31, 2018, fees paid and/or accrued during that year to Pampa’s directors amounted to Ps. 278,599,830. This amount includes fees, remunerations, gratifications and benefits of compensation agreements.

Compensation Plans

Stock-based Compensation Plan

With the aim of aligning personnel performance with Pampa’s strategic plan and creating a transparent and direct link between value creation for the shareholders and personnel remuneration, on February 8, 2017, Pampa’s board of directors approved the creation of stock-based compensation plan (the “Plan”). In order to implement the Plan, the Company can create Individual Plans.

In addition, Pampa’s board of directors on February 8, 2017, approved the repurchase of Pampa Shares in accordance with Article 64 of Law No. 26.831 and CNV regulations as a means to implement the Individual Plans 2017-2019 and 2018-2020.

On March 8, 2018, the Board of Directors approved a second repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules that will be destined to cover the Individual Plan 2019-2021.

As of the date of this annual report, Pampa repurchased in open market operations 717,750 ordinary shares and 191,290 ADRs, to cover the Plan (see Note 19 to the Consolidated Financial Statements). During 2018, 173,891 ordinary shares were allocated to executive directors. As of the date of this annual report, a total amount of 464,254 ordinary shares were allocated to executive directors.

Stock-based Compensation Plan - Edenor

In 2016, the Edenor’s board of directors proposed that the shares that Edenor held in treasury be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions that have an employment relationship with Edenor and those individuals that are invited to participate in the future, under the terms of Section 67 of the CML. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting of Edenor held on April 18, 2017.

During 2018, Edenor awarded a total of 272,241 shares as additional remuneration in favor of executive directors and managers for special processes developed, as compared to 1,618,332 shares in 2017.

Compensation Agreements – Senior Management

On June 2, 2017, the Board of Directors approved the execution of compensation agreements with the Company’s main executives. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3% of the Company’s annual market value appreciation. For the fiscal year ended December 31, 2017, the calculation period started on June 1. Furthermore, an annual cap of 50% of the accrued amount and 1.5% of the Company’s operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated, was established.

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

Company-Value / Annual Variable Compensation

On November 6, 2013, Petrolera Pampa’s (currently, Pampa as the surviving company) extraordinary general meeting of shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of U.S.$0.1735 per share determined at the exact moment of the capital stock increase.

On the other hand, Petrolera Pampa (currently, Pampa as the surviving company) granted to certain officers an annual variable compensation for the performance of technical and administrative duties amounting to 7% of the EBDA accrued (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of the oil and gas business from Petrolera Pampa. The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula (see Note 19 to the Consolidated Financial Statements).

Compensation Policy and Compensation Committee

The Company’s Board of Directors approved a Compensation Policy to provide guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa.

Within the Compensation Policy framework, the board of directors created a Compensation Committee that will assist the Board of Directors and the shareholders in matters related to the compensation of the members of Pampa’s Board of Directors, in compliance with the requirements and procedures set forth in the applicable rules and regulations in force in Argentina, Pampa’s bylaws and the rules of the committee. The Compensation Committee reports to the Board of Directors and will consist of three regular members and equal or lower number of alternate members, who shall not serve in executive offices at Pampa.

As of the date of this annual Report, Pampa’s Compensation Committee is composed as follows:

Name	Position
Miguel Bein	President
Dario Epstein	Regular Member
Carlos Correa Urquiza	Regular Member
Silvana Wasersztrom	Alternate Member

Share Ownership

As of March 31, 2019, the following members of our board of directors and our senior management had an ownership interest in our capital stock of: Marcos Marcelo Mindlin (12.77%), Gustavo Mariani (2.62%), Damian Miguel Mindlin (2.47%), Ricardo Alejandro Torres (1.52%), Gabriel Cohen (0.175%), Horacio Turri (0.1%), Mariano Batistella (0.004%), Nicolás Mindlin (0.008%), Pablo Alejandro Díaz (0.0003%,) Victoria Hitce (0.005%), Mauricio Penta (0.005%) and María Carolina Sigwald (0.0002%). No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.” Please take into consideration that this information does not include the directors that were replaced or desginated at the extraordinary general meeting of shareholders held in April 29,2019.

Employees

Excluding those employed by us on a temporary basis, as of December 31, 2018, we had 2,127 full time employees. Our number of employees decreased significantly as a result of the sale to Trafigura of our main assets related to the refining and distribution segment. For more information, see “—Recent Developments—Strategic Divestments—Sale of Refining and Distribution Assets to Trafigura” and Note 5.2.2 to the Consolidated Financial Statements”.

Approximately 52% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2018. We maintain a positive relationship with each of the employee unions at the Company and our subsidiaries’ levels.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of December 31, 2018, our share capital authorized for public trading was Ps.1,899,870,264 represented by 1,899,870,264 common shares of par value Ps.1 and with right to one vote per share, of which 25,435,684 are treasury shares under share repurchase programs. Therefore, as of December 31, 2018, the total outstanding shares amount to 1,874,434,580 million.

 On May 2, 2018, the merger of Pampa, Petrobras Argentina, Albares and PEISA was registered with the IGJ. As a result, Pampa issued 101,873,741 common shares and, consequently, our capital stock increased to 1,938,368,431 common shares (see “Item4.Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrobras Argentina, Albares and PEISA”).

 Furthermore, on August 2, 2018, the merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A. was registered with the IGJ. As a result, Pampa issued 144,322,083 common shares and, consequently, our capital stock increased to 2,082,690,514 common shares (see, “Item 4. Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”).

On October 2, 2018, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 182,820,250 common treasury shares of Pampa, which represented 8.8% of the then-issued capital. The withdrawal of the repurchased shares from the capital stock provides the Company with the ability to repurchase shares in the market. Consequently, the IGJ registered the capital reduction and 182,820,250 shares were cancelled, decreasing Pampa’s capital stock to 1,899,870,264 shares.

As of March 31,2019, we held in treasury 25,145,321 common shares, which represented 1.32% of our issued capital.

J.P. Morgan informed us that, as of March 31, 2019, there were 48,612,306 outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2019:

Name of Shareholder	Number of Shares	Percentage of our Capital Stock	Percentage of voting power
ANSES (¹)	306,958,364	16.16%	16,16%
Marcos Marcelo Mindlin	242,562,012	12.77%	12.77%
Gustavo Mariani	49,858,983	2.62%	2.62%
Damián Miguel Mindlin	46,865,822	2.47%	2.47%
Ricardo Alejandro Torres	28,840,700	1.52%	1.52%

Note: Our major shareholders do not have different voting rights.

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

We are aware, through public information as of March 31, 2019, that Pointstate Capital LP owns shares representing, in the aggregate, 6.9% of our capital stock.

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

Compensation Plans

See “Item 6. Directors, Senior Management and Employees– Compensation Plans”.

 For further information on our related parties’ transactions and our outstanding balances from our transactions with related companies (including companies under joint control), please see Note 17 to our Audited Consolidated Financial Statements.

Except as set forth above and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Interests of experts and counsel

During the year ended December 31, 2016, 2017 and 2018, we engaged the services of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. Two members of the supervisory committee, German Wetzler Malbrán and Martín Fernandez Dussaut, and one of the alternate members of our supervisory committee, Tomás Arnaude, are partners of Salaverri, Burgio & Wetzler Malbrán.

Item 8.  Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2018, we had established accruals in the aggregate amount of Ps. 3,603 million to cover potential losses from such claims and legal proceedings. The abovementioned amount, does not include Transener and TGS given they are not consolidated and are valued according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims in which the Company is a party. As of December 31, 2018, no provision had been recorded for these claims in our financial statements as we consider that the successful outcome of such legal proceedings is not probable in accordance with the analysis of our internal and external legal advisors.

Labor Claims - Compensatory Plan

We face several legal proceedings associated with one of our defined benefit plans, the “Compensatory Plan” (see “Item 18. Financial Statements—Note 11.8”). We hereinafter describe the nature of currently-pending labor claims:

•	Claims by former employees, not covered by the plan, seeking to be included in the plan.
•	Claims alleging that the index (IPC) used to update the plan benefits is ineffective to keep the benefits’ “constant value”.
•	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings.

Tax Claims

Tax on Liquid Fuels and Natural Gas

AFIP claims the payment of Ps. 54 million due to an alleged omission in the payment of the tax on liquid fuels and natural gas for the fiscal periods from January 2006 to August 2011, plus compensatory interest and a fine of Ps. 38 million as a result of alleged tax avoidance. AFIP’s claim is based on the existence of misappropriation of a tax benefit that was meant for sales in regions that are considered by tax law as tax relieved. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

Tax and Customs Proceedings

Claims on naphtha exports

There is a significant number of customs claims, whereby the Tax Authority charged us with the infringement of misreporting, on the basis of the Section 954 (1.a) of the Customs Code during the period 2008-2014. The Tax Authority, AFIP – DGA, alleged that the exported naphtha during the previous years should had been levied with a higher tax rate. As of December 31, 2018, the provision recorded in relation to these claims amounted to Ps. 3,375 million.

Income Tax refund claim

The Company, HIDISA, HNISA and CPB, have filed different petitions for refund of income tax paid in excess taking into consideration the application of inflation adjustment for an amount of Ps.1,167 million. On December 7, 2017, CPB collected the amount claimed for the 2002 period, which amounts to Ps.4 million plus interest.

  Minimum national income tax - Refund claim

The Company and CTLL (currently merged with us) have filed different petitions for refund against AFIP – DGI for the application of the minimum presumed income tax corresponding to the fiscal years 2008 and 2009. This claim seeks the refund of Ps.25 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits. As AFIP did not answer the claim, we brought the tax refund claim before a National First Instance Administrative Litigation Court.

On August 25, 2016, CTLL obtained a favorable ruling by the Chamber of Appeals, which confirmed the first instance decision sustaining the refund claim; however, the payment had not been received as of the date of this annual report.

Minimum national income tax - Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the 2010-2016 period based on the decision by the Supreme Court of Justice of Argentina passed on June 15, 2010 (“Hermitage” case).

In this precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Pursuant the validation made by AFIP to the precedent mentioned above, through General Instruction 2/2017, the Company and its subsidiaries have resolved not to file a petition for declaratory relief as of the fiscal year ended December 31, 2017.

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

Environmental Claims

-

The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the defendants and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

-

ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the defendants should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at U.S.$ 54 million according to the United Nations Development Programme (“UNDP”) report. The proceeding is in the complaint answer stage.

-

Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of U.S.$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-

Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud plant seeking the redress of alleged damages for a nominal amount estimated at Ps.1 million and U.S.$1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

-

Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of Ps. 200 million. The proceeding is pending the resolution of the admissibility of CSJN’s jurisdiction.

-

A group of neighbors of the City of Bahía Blanca instituted a complaint before the provincial courts of this city for alleged environmental damage having collective impact against the companies of the petrochemical complex, Consorcio de Gestión Del Puerto de Bahía Blanca and the Province of Buenos Aires. The plaintiffs seek the redress of collective moral injury (estimated at Ps. 52 million), the cessation of the alleged damage to the estuary of Bahía Blanca, and a comprehensive restoration to its previous state. In case this is not possible, the plaintiffs subsidiarily seek damages, the beneficiary of which would be the Environmental Compensation Fund. They also request a prohibition to install new industrial activities in the area and the development of a new and efficient industrial waste collection, disposal and treatment system. The proceeding is in the evidentiary stage.

-

Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The proceeding is in the complaint answer stage.

-

A neighbor of the Province of Salta owning a lot where a joint venture made up of the defendant (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage.

-

Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-

Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The proceeding is in the lawsuit integration stage.

-

María Elena Baya de Rudd and David Rudd have filed a complaint against the Company, other companies and the joint venture made up by them for the repair of alleged damages caused in the Estancia Laguna Esperanza lot owned by them and the remediation of alleged environmental damage caused by the exploitation and abandonment of oil wells in the lot. The Company has filed an appeal in this proceeding.

-

Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage.

Civil and Commercial Claims

-

The consumers’ association named “Consumidores Financieros Asociación Civil Para Su Defensa”, has filed against Petroleo Brasileiro S.A. (“Petrobras”) an arbitration action claiming a nominal amount of U.S.$ 3,650 million in damages, based on the loss of value of shares as a consequence of the “operation lava jato”, also known as “Petrolao”. The action, filed before the General Arbitration Tribunal of the Buenos Aires Stock Exchange, was also addressed against Pampa, its former subsidiary Petrolera Pampa S.A. and several directors of Pampa appointed during 2016 fiscal year, mainly because the plaintiff invokes that the acquisition by Pampa of Petrobras’ indirect shareholding interest in Petrobras Argentina S.A. impaired the plaintiff`s chances to seize Petrobras’ assets  in Argentina in order to enforce a potentially favorable award in its action against Petrobras. Pampa, its sued formed directors and Petrolera Pampa S.A. have already filed their reply to the action, while Petrobras has not did so yet. The lawsuit is at a preliminary stage. We were notified of collective action initiated in the city of Rio de Janeiro, Brazil. The plaintiff of the collective action is Felipe Machado Caldeira. The plaintiff claims that Petrobras Argentina would not have been sold by Petrobras Brasil through a bidding process with a nominal value of R$ 1,000 million because such action goes against the Brazilian regulations regarding mixed companies (joint ventures between the public and the private sectors). This collective action does not refer explicitly to Pampa. Currently, the legal proceeding is suspended, and at the pretrial stage.

-

Messrs. Candoni, Giannasi, Pinasco and Torriani have filed arbitration claims before the General Arbitration Tribunal of the Buenos Aires Stock Exchange against the Company objecting the ratio applied to the exchange of Petrobras Argentina’s shares for Pampa`s shares made as a result of the merger of Petrobras Argentina into Pampa. The General Arbitration Tribunal has issued a partial arbitral award considering that the type of action filed by the plaintiffs is correct. Such decision has been appealed by the Company and will be reviewed by the Court of Appeals in Commercial Matters.

-

Las Higuerillas S.R.L. filed a lawsuit against the Company for damages suffered due to early contract termination of a concession agreement granting exploitation rights of a service station for a nominal amount of Ps. 9 million. The lawsuit is currently at the discovery stage.

-

Fees associated with the injunction granted in favor of Oil Combustibles: Oil Combustibles’ attorneys claim an increase in their fees assessed by the first-instance judge and ratified by the Chamber of Appeals of Rosario. The Supreme Court of Santa Fe resolved to annul the Camber’s decision and ordered that a new judgment should be passed. A motion for clarification was filed against this judgment before the Supreme Court of Justice, as well as an extraordinary appeal before the CSJN.

-

Consumidores Financieros Asociación Civil para su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal

No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso during a 10 year period. The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by users that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco Nación pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. On April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Argentine Government, the AFIP and the ENRE as third-party defendants. As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not conclude in 2019.

-

Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”), filed a lawsuit against Edenor, requesting that the intervening court (i) order the reduction or moderation of penalty interest rates or late payment interest that Edenor charges to users, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that Edenor applies to its customers, and of the administrative regulations on the basis of which Edenor justifies the interest charging and (iii) order the restitution of the interest wrongfully perceived against customers. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”. As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not be terminated in 2019.

-

ADDUC requested that Edenor be ordered by the Court to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed. These proceedings have been joined to those mentioned above and have been brought to trial.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims brought by the Company. As of December 31, 2018, we consider that such legal proceedings are probable and economic benefits are expected to the Company.

Administrative claims

-

We filed a contentious-administrative lawsuit against the Argentine Government for breach of contract during the periods from January 2016 to July 2017 in order to reverse CAMMESA’s unilateral decision regarding the renewal and recognition of costs born from the natural gas supply contracts and seek compensation for the damages, which amount to U.S.$ 28 million.

-

Upon the determination of the expiration of the Veta Escondida area concession granted by the Province of Neuquén, we filed a declaratory judgment action to achieve certainty under the original jurisdiction of the Federal Supreme Court of Justice pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding and settle a solution. Negotiations are currently in progress, and terms have been suspended for 20-day periods renewable until settling the conflict.

Civil and Commercial claims

-

Edenor seeks to obtain the judicial annulment of the ENRE’s Resolution 32/11 that provided Edenor to: (i) be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065, (ii) be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99 and iii) be ordered to pay customers as compensation for the power cuts suffered the following amounts: Ps. 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 to those who suffered power cuts that lasted more than 24 continuous hours, and Ps.450 to those who suffered power cuts that lasted more than 48 continuous hours. The course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE.

-

Edenor’s purpose is to sue for breach of contract due to the Argentine Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach. As of the date of this annual report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

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

Notwithstanding, the Company and subsidiaries have applied for an exemption to pay the personal asset tax for the periods 2016 to 2018, in accordance with the benefits of Law 27,260.

We did not declare any dividends for the fiscal years ended on either December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 or December 31, 2018.

We have a formal dividend policy, for more information see “Item 6. Directors, Senior Management and Employees—Corporate Governance—Dividend Policy” and “Item 10. Additional Information—Dividends and Paying Agents.”

SIGNIFICANT CHANGES

There are no significant changes to the financial information included in the most recent audited consolidated financial statements contained in this annual report.

Item 9. The Offer and Listing

TRADING HISTORY

Our capital stock is comprised of common shares, with a par value of Ps.1.00 each. Each share entitles the holder thereof to one vote at shareholders’ meetings. All outstanding shares are fully paid in and our common shares have been listed on the BASE since 1947. Since October 9, 2009, our ADSs have been listed on the NYSE. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 25 common shares.

Shares

Our common shares are currently traded on the BASE under the symbol “PAMP”, and our ADSs are traded on the NYSE under the symbol “PAM”.

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2014(1)	6.50	1.70	7,153,698	11.96	3.96	1,962,936
2015(1)	16.50	4.32	12,680,872	26.87	9.10	3,522,741
2016(1)	23.20	9.65	21,213,181	37.11	17.52	7,832,862
2017(1)	51.25	22.15	39,518,145	71.39	35.52	16,535,669
2018(1)	57.60	35.05	50,765,767	72.98	24.93	18,015,650

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2017(1)
First Quarter	34.00	22.15	34,131,476	55.57	35.52	17,142,549
Second Quarter	42.30	32.85	37,999,379	65.51	53.01	18,018,519
Third Quarter	45.50	35.00	40,881,687	65.30	50.88	13,791,005
Fourth Quarter	51.25	41.00	45,148,690	71.39	58.43	17,200,238
2018(1)
First Quarter	56.15	46.25	52,265,797	72.98	57.18	16,441,550
Second Quarter	54.90	40.00	63,872,867	60.52	35.08	26,378,028
Third Quarter	57.60	35.05	49,177,242	43.67	24.93	14,530,158
Fourth Quarter	56.60	41.40	37,826,590	38.33	28.00	10,961,437
2019(1)
First Quarter	60.40	44.75	49,262,881	39.89	25.47	12,232,829
Second Quarter	49.00	35.05	38,126,274	28.06	28.06	17,739,989

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2018(1)
November	54.00	44.00	39,161,353	37.17	30.41	11,854,551
December	56.60	43.55	40,151,041	38.33	28.00	7,616,741
2019(1)
January	57.20	46.90	37,213,360	38.24	31.03	10,998,210
February	60.40	50.40	55,037,554	39.89	31.86	13,071,886
March	53.95	44.75	57,136,353	33.84	25.47	12,708,301
April(3)[4]	49.00	35.05	38,168,274	28.06	19.50	17,739,989

(1)                  Values provided by Bloomberg.

(2)                  Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)                  Represents the average of the lowest and highest daily rates from April 1 through April 29, 2019.

 Repurchase of Pampa’s Shares

On April, 27, 2018, the Board of Directors approved the repurchase of Pampa shares plan (“Repurchase Program I”) in accordance with Section 64 of Law No. 26.831 and the CNV rules. To make this decision, the Board of Directors took into consideration the difference between the value of our assets and the quoted price of Pampa in the stock exchanges. The Board of Directors determined that the latter does not reflect the value or the economic reality of Pampa, nor Pampa’s potential, resulting in a detriment to Pampa’s shareholders’ interest. In its determination, the Board of Directors took into account our strong cash position and funds availability.

On June 27, 2018, the Repurchase Program I was completed for a total number of 4,119,451 ADRs, which equal 103.0 million common shares, at an average price of U.S.$48.52/ADR. Furthermore, Pampa's board of directors approved on June 22, 2018 a second share repurchase plan (“Repurchase Program II”) for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock, which was completed on October 23, 2018, for a total number of 3,997,742 ADRs, which equal 99.9 million common shares, at an average price of U.S.$32.14/ADR.

On October 2, 2018, the extraordinary meeting of shareholders approved a capital stock reduction through the cancellation of 182,820,250 common treasury shares of Pampa, which represented 8.8% of then-issued capital. The withdrawal of the repurchased shares from the capital stock provides the Company with the ability to repurchase shares in the market. Consequently, the IGJ registered the capital reduction and 182,820,250 shares were cancelled, decreasing Pampa’s capital stock to 1,899,870,264 shares.

On March 27, 2019, the board of directors approved a third share repurchase plan (“Repurchase Program III”) for up to U.S.$100 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

As of the date of this annual report, Pampa repurchased in open market operations 1,340,235 ADRs, which equal 33.5 million common shares under the Repurchase Program III.

For more information, please see “Item 16.E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

 American Depositary Shares (“ADSs”)

Since October 9, 2009, our ADSs have been listed on the NYSE and trade under the ticker PAM. Each ADS represents 25 common shares (or a right to receive 25 common shares). Pursuant to the provisions of the Amended and Restated Deposit Agreement dated as of August 14, 2009 among Pampa, The Bank of New York Mellon (“BONY”) and all owners and beneficial owners from time to time of American depositary shares issued thereunder (the “Deposit Agreement”), on January 23, 2017, Pampa sent a notice to BONY stating that Pampa (i) removed BONY as depositary and (ii) appointed JPMorgan Chase Bank, N.A. (“J.P. Morgan”) as successor Depositary thereunder, effective on the later to occur of the close of business New York City time on (a) February 21, 2017 and (b) the date of effectiveness of the Form F-6 filed with respect to the appointment of J.P. Morgan as successor Depositary under the Deposit Agreement. On February 22, 2017, Pampa filed the F-6 and the appointment of J.P. Morgan became effective as of such date.

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

The ADS Depositary has informed us that, as of March 31, 2019, there were 48,612,306 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

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

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Sixty percent of its capital stock is held by shareholders of S&P MERVAL and the other 40 percent is owned by BASE.

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

BYMA incorporated 99.96% of Caja de Valores ’equity, and as a result, the operating cycle of the capital market industry will be vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

Although companies may list all of their capital on the BYMA or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

 Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BCBA and the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA (now BYMA) and trading in corporate debt securities is conducted on both the S&P MERVAL/BCBA (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Further improvements to Argentine securities market regulations were introduced in December 2011 when was modified the Argentine Criminal Code to include insider trading as a criminal offense. In addition, on November 29, 2012, the Argentine Government enacted the CML, which revoked law No. 17,811, and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations. These provisions were regulated by the CNV through Resolution No. 622/2013 and further modifications.

On May 9, 2018, the Argentine Congress approved the Law No. 27,440, called Ley de Financiamiento Productivo which introduced significant reforms to the CML, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. In this respect, the following key reforms were approved, among others:

(i)             Certain amendments aimed at promoting access to MiPyMES (micro, small and medium-sized companies) to the capital market, among others;

(ii)            Changes to the regulatory framework of tender offers, such as the criteria to determine fair price requirements and timing for launching a tender offer due to a change in control, among others.

(iii)          Amendments to the preemptive subscription rights in the public offerings;

(iv)          Amendments regarding the duties of the CNV and its financial sources, the most important is the amendment to item (a) of Section 20 of the CML, which previously provided that the CNV could inspect any entity subject to its oversight (such as us, our controlling shareholder or any of our affiliates subject to CNV oversight), and had the power to appoint an observer (veedor) with veto powers and to temporarily suspend the board of directors under certain circumstances. Additionally, Subsection (i) of the Section 19 of the current CML was removed, as a result a previous administrative summary proceeding is required before the CNV is able to declare that an act under its control is irregular or ineffective;

(v)           Reestablishes the jurisdiction of the courts in commercial matters to hear appeals relating to resolutions and fines imposed by the CNV;

(vi)          Main amendments to the Argentine Negotiable Obligations Law No. 23,576: (a) expressly permits the issuance of Dollar-linked notes; (b) financial institutions and issuers engaged in construction, sale and financing of real property, infrastructure works and real estate development, will be authorized to issue notes with indexation clauses; (c) allows issuers to establish a procedure to obtain the consent of the majority of bondholders without the need for bondholders meetings, subject to certain requirements; among others.

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

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000.

On June 1, 2011, the Argentine Congress adopted law 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished. The law also extended the reporting obligations to certain private sector parties to which it did not apply before, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analyze transactions and operations in more detail before reporting them to the relevant authorities.

In addition, the Money Laundering Law created the UIF, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from: (i) Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code. Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” (“KYC”) policies.

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

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory (the “Obligated Parties to Resolution 121”), and Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets regardless of the object (the “Obligated Parties to Resolution 229”). Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

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

Subsequently, the UIF published Resolution No. 30-E/17, effective as of September 15, 2017, which derogated to Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the GAFI for 2012.

These amendments facilitate compliance of the requirements imposed upon the Obliged Subjects and further the migration of the system towards a risk-based approach.

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

The Central Bank and the CNV should also comply with provisions of the Money Laundering Law. In this respect, the CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorist financing. With respect to issuers (such as the company), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

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

Pursuant to the same understanding, the Central Bank established certain regulations to prevent money laundering and terrorist financing. In September 2016, the Central Bank Communication “A” 6060 entered into force and established that when existing clients cannot comply with identification and know-your-customer procedures in accordance with applicable regulations, it will be necessary to carry out a risk analysis in order to evaluate whether to continue the relationship with the client. The criteria and procedures to be applied to this process must be described by the financial entities in their internal risk management manuals governing prevention of money laundering and terrorist financing. If it is necessary to begin the process of discontinuing a transaction, it will be necessary to observe the procedures and existing terms of the rules of the Central Bank applicable to the product(s) contracted by the client(s). The obligated parties must save, for a period of 10 years, the written procedures applied in each case regarding the discontinuation of the client transaction.

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

In June 2018, Law No. 27,446 amended certain provisions of the Money Laundering Law, simplifying judicial proceedings and adopting certain international standards.

In August 2018, pursuant to UIF Resolution No. 97/2018, the implementing regulations for the duty of cooperation of the Argentine Central Bank with the UIF were approved so as to change it in a manner consistent with the new standards laid down in UIF Resolution No. 30-E/17 for financial and foreign exchange institution supervision procedures.

In November 2018, the UIF passed Resolution No. 134/2018, which updates the list of persons considered to be “politically exposed” (PEP) in Argentina, taking into account the functions discharged by them in the present or in the past, and their relationship by closeness or affinity with third parties who discharge or have discharged such functions.

On December 26, 2018, the UIF published UIF Resolution No. 154/2018, which amended the supervision procedures then in effect providing for new procedures consistent with and conforming to the international standards promoted by the FATF, which shall be applied in accordance with a risk-based approach. Therefore, the UIF approved its Risk-Based Supervision Procedure ("Procedimiento de Supervisión Basado en Riesgos de la Unidad de información financiera"), thus repealing the provisions of Annexes II, III and IV of UIF Resolution No. 104/2010, Section 7 and the provisions of Annexes V and VI of UIF Resolution No. 165/2011 and Annex III of UIF Resolution No. 229/2014.

Finally, on December 28, 2018, UIF Resolution No. 156/2018 approved the restated texts of UIF Resolution No. 30-E/2017, UIF Resolution No. 21/2018 and UIF Resolution No. 28/2018, in accordance with Decree No. 891/2017 on Good Simplification Practices. UIF Resolution No. 156/18 amended and restated the measures, procedures and controls that the reporting parties listed in such resolutions should implement and apply to manage the risk of application by third parties with the intent of pursuing criminal activities involving money laundering and financing of terrorism. It is further established that such reporting parties shall provide a schedule for digitalization of pre-existing client files based on risk.

For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar, the UIF’s website: www.uif.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

Corporate Criminal Liability Law

On March 1, 2018, the Corporate Criminal Liability Law No. 27,401 (the “Corporate Criminal Liability Law”) came into effect, after having been enacted by the Argentine Congress on November 8, 2017, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, of their shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtained and the partial or total suspension of their activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina.

On April 6, 2018, the executive branch of the Argentine Government issued Decree No. 277/18, which regulates the Corporate Criminal Liability Law, providing that the Anticorruption Office of the Ministry of Justice and Human Rights will establish the guidelines to comply with the Corporate Criminal Liability Law’s provisions related to the Integrity Program. On October 4, 2018, the Anticorruption Office issued Resolution No. 27/2018, which approved the “Integrity’s Guidelines for the best compliance of sections 22 and 23 of the Corporate Criminal Liability Law”.

Upon the enactment and entry into force of the Corporate Criminal Liability Law, our Board of Directors assessed the level of compliance with the Integrity Program set forth in sections 22 and 23 of such law, which seeks to implement a set of internal procedures, mechanisms and actions for integrity, supervision and control, geared at preventing, detecting and correcting the irregularities and acts covered by such law.

The Integrity Program set forth by law has mandatory and optional requirements, and we have defined the need to comply with all of them.

Furthermore, the Integrity Program is periodically monitored by our Board of Directors to identify the existence of improvement opportunities or necessary updates. Our Board of Directors has defined that our internal audit department will be responsible for the implementation of the Integrity Program.

Item 10.               Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate Purpose

     Pursuant to Article 4 of our by-laws, our corporate purpose is to carry out the following activities: (a) Industrial: 1) Operations for the generation, transformation, transmission and distribution of electric power; 2) To explore, exploit, prospect, detect, probe and drill hydrocarbon and any other fields, areas and/or wells, and to develop mining activities generally; 3) to purchase, sell, lease and exploit drilling equipment, any spare parts and accessories thereof, and enter into any contracts and perform any acts and transactions related to mining extraction; 4) to manufacture, process, industrialize, purchase, sell, import, export and transport hydrocarbons and any byproducts thereof belonging to the Company or to third parties, either liquid, solid or gaseous; 5) to enter into any kind of contracts for the performance of works and/or services related to the foregoing activities; 6) Exploitation in any manner of agriculture, livestock-farming, fruit-growing, winemaking, olive grove, forestry growth and/or farming establishments; and 7) Production through any form of industrial process of agricultural or winemaking products or by-products. (b) Commercial: Commercial transactions by importing, exporting, selling and purchasing, transporting and distributing products and goods related to electric power, mining production, including the exercise or performance of activities as representative or commission, consignment and other agents. (c) Financial: Financial transactions generally; to extend loans and/or make capital contributions to individuals and companies in connection with business operations performed or to be performed; to provide guarantees, collateral and surety in favor of third parties; to sell, purchase and manage shares, governmental securities, debentures and other securities on any of the systems and in any form created or to be created, other than transactions falling within the scope of the Financial Entities Law. (d) Investment: Investing activities in undertakings and companies of any nature, in accordance with and subject to the limitations established by applicable laws and regulations; the Company may organize or take part in the organization of companies or purchase and hold equity interests in companies now existing or to be created in the future in Argentina or abroad, be a party to temporary business associations, cooperative associations, joint ventures and business associations. The Company may also, for investment purposes, purchase, develop and dispose of real and personal property of any kind, encumber and convey and receive such property under a lease, a concession or a financial lease. (e) Services: To provide services or act as an agent in its own name or for the benefit of third parties. To such end, we have full legal capacity to acquire rights and incur obligations and to carry out any such acts as are not prohibited by the laws or our bylaws, including, without limitation, guaranteeing any obligations of our company or any third party.

Year-End Date

     Our fiscal year-end date is December 31 each year.

Redemption and Withdrawal Rights

     Our shares are subject to a proportional redemption in connection with a capital reduction by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor. Any shares so redeemed must be cancelled by us.

     If such were the case, we would be required to reimburse the value of the shares to the shareholders exercising such right in the cases described below.

     Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise their appraisal rights either directly or through the depositary with respect to the shares represented by the ADSs. The appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted.

     Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares or to continue following a mandatory delisting, in which case the payment period is reduced to 60 days from the resolution date.

Preemptive and Accretion Rights

     Pursuant to section 194 of the BCL, holders of common shares have preemptive rights proportionate to the number of shares held by each holder, to subscribe for shares of capital of the same class owned by the shareholder, and accretion rights to subscribe additional common shares not subscribed by other shareholders on a pro rata basis. Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. In accordance with section 194 of the BCL, our by-laws provide that the holders of common shares have preemptive rights to subscribe additional common shares in any amount sufficient to maintain their pro rata share of capital.

    In this way, pursuant to the BCL, in exceptional cases and on a case by case basis when required for the best interest of the company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that the resolution is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

    Pursuant to Section 6 of our by-laws, Shareholders shall be entitled to first-refusal and accretion rights for the subscription of any newly issued shares, pro rata to their respective shareholding, and the relevant notices shall be published to this effect as legally required. First-refusal and accretion rights may be exercised within the legally established periods and shall be solely limited or suspended by resolution of an Extraordinary Meeting of Shareholders in compliance with the conditions established by section 197 of the BCL.

         According to our by-laws, (a) first-refusal and accretion rights shall be solely limited or suspended (i) in accordance with the Section 6 of the Bylaws or (ii) when an Extraordinary Meeting of Shareholders approving an issuance of shares and convertible notes has resolved that first-refusal rights shall not be applicable both under section 194 of BCL and under the CML, and in such an event any shareholders wishing to take part in the capital increase shall not be entitled to first-refusal rights and compliance with the conditions for first-refusal rights to be suspended under section 197 of BCL shall not be required; (b) in case of a capital increase through the issuance of shares or convertible notes offered by means of a public offering under the CML and subject to the approval of the meeting of shareholders approving the respective issuance of shares and convertible notes, the first-refusal right contemplated in section 194 of BCL and section 11 of Law No. 23,576 and any other statutory rules that may replace them in the future shall be exercised by means of the placement procedure determined in the respective public offering prospectus; and the holders of shares and convertible notes, as the beneficiaries of such preemptive right, shall be acknowledged priority in the awarding of shares up to the amount they may be entitled to, based on their respective shareholding percentage. This shall be so provided that any purchase orders submitted by the shareholders or holders of convertible notes, as the beneficiaries of such first-refusal right, are placed at the price resulting from the placement procedure or at an established price either equal to or higher than the subscription price determined in the public offering, and accretion rights shall not be applicable. Until the new applicable law permits the foregoing provisions, section 6 of these Bylaws shall be applied.

    Pursuant to Argentine Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offerings of their shares may shorten the period during which preemptive rights may be exercised from 30 to up to 10 days following the publication of the offering to the shareholders to exercise preemptive rights in the official gazette and a newspaper of wide circulation in Argentina. Preemptive rights are exercisable following the described publication (which has to be made for three days) for a period of 30 days, provided such period is not reduced as described above.

     Shareholders who have exercised their preemptive rights have the right to exercise accretion rights at the same time, on a pro rata basis, with respect to any unsubscribed common shares. Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties.

     Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption from registration is not available.

Voting Rights

     Under our by-laws, our common shares entitle the holder thereof to one vote per share at any meeting of our shareholders.

Dividends

     In accordance with section 36 of our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

(1) to comply with our legal reserve policy requirement of 5% of our realized and liquid earnings until such reserve equals up to 20% of the capital (pursuant to section 70 of the Argentine Corporate Law);

(2) to pay the accrued fees of the members of the board of directors and statutory audit committee;

(3) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and

(4) the remainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Registration Requirements of Foreign Companies

     Under the BCL, foreign companies that hold shares in an Argentine company must register with the public registry of commerce to exercise certain shareholder rights, including voting rights. The registration with the public registry of commerce in certain jurisdictions, such as in the City of Buenos Aires, requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder: (1) is not a special purpose vehicle created solely to conduct business in Argentina, (2) owns non-current assets outside of Argentina that are significant compared to its assets owned or to be owned in Argentina and (3) is entitled to conduct business in its place of organization.

      Under the CNV provisions, foreign companies could attend a Shareholders meeting only with a dully authorized official, with no additional formal registration needed. Is considered to be duly authorized: (i) the legal representative of the company in Argentina, (ii) an attorney with enough power to represent the company in Argentina. The power could be granted in Argentina or abroad, complying with all legal and formal requirements (duly legalized and apostilled).

Liquidation Rights

     Pursuant to section 109 of the BCL, in the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Ordinary and Extraordinary Shareholders’ Meetings

     Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the BCL, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the CML, at an ordinary shareholders’ meetings, our shareholders must consider (1) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business and (2) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters that may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

     In accordance with Article 21 g) of our by-laws, our board of directors has broad borrowing powers, and may incur any indebtedness without the approval of the shareholders, unless the indebtedness consists of the issuance of notes (pursuant to Law No. 23,576) or debentures (pursuant to the BCL), in which cases, the decision must be approved by our shareholders as described above, except for such bonds that are not convertible into stocks.

Notices of Meetings

     Notices of shareholders’ meetings are governed by the provisions of the BCL. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and at the markets’ means of publications, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for three days at least eight days before the date of the meeting on second call. The above described notices of shareholders’ meetings may be effected simultaneously for the meeting on second call to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholders’ meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all the shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and Voting Requirements

     The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a meeting on second call may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a meeting on second call may be held, for which the quorum is 30% of the shares entitled to vote.

     Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes, non-voting preferred shares shall have voting rights and multiple votes shares shall have one vote per share), is required at both the meetings on first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in our by-laws, (3) total or partial recapitalization, (4) limitation or suspension of the shareholders’ preemptive and accretion rights, (5) the creation of voluntary reserves with the company’s net profits, if such funds together with the existing voluntary reserves exceeds the amount of capital stock and legal reserves, (6) continuation of the company upon delisting or cancellation of our public offering authorization or (7) merger or spin-off (except if we are the absorbing company), and (8) our anticipated dissolution.

 Pursuant to Article 33 of our by-laws: (1) any amendment to the regime of Mandatory Public Tender Offer upon acquisition of a controlling interest in our capital stock, as described below under “—Mandatory Public Tender Offer Upon Acquisition of 50% of our Voting Shares,” requires for approval the favorable vote of shares representing at least 66.6% of the capital stock issued and outstanding, (2) any amendment to the rules of the Audit Committee as well as any amendment to the regime of Mandatory Public Tender Offer upon acquisition of a significant interest in our capital stock as described below under “—Mandatory Public Tender Offer upon Acquisition of 35% of our Voting Shares,” shall require for approval the favorable vote of at least 66.6% of the shareholders in attendance at the meeting to the extent that they represent at least 35% of the capital stock issued and (3) any amendment to the special majority regime as established above which shall require for approval the same special majority intended to be amended.

     Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding share capital in which case the meeting must take place within 40 days of such shareholders’ request. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of Directors

     In accordance with Article 12 of our by-laws, our board of directors is composed of nine regular members appointed by the Ordinary Meeting of Shareholders. Our directors will be elected for a three-year term, which terms shall be in force until a replacement director is appointed. The election of our directors will be made on a staggered basis, so that one third of the board membership is renewed each year. The directors will be elected by slate, always provided that no shareholder or group of shareholders holding more than 3% of our capital stock objects to such election method. In the event of such an objection, their election will be made individually. Any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a Proposer) may require our Board to give notice to the other shareholders of the candidate slate or individual candidates to be proposed by such shareholder or group of shareholders to the shareholders’ meeting for election. In the case of depositary banks that are holders of shares of our common stock registered in their name, this rule will be applicable to the beneficiaries. To such end, the relevant slate executed by the Proposer or its representatives, as applicable, will be sent to the chairman of our board or whoever replaces him, no less than five business days prior to the date of the relevant shareholders’ meeting, so as to be officially notified by publication in the Bulletin of the BASE at least two days prior to the meeting’s date. In order to facilitate the formation of the slates and the record of the candidates’ names, as from the date of the first notice calling for the relevant meeting, a special book will be made available to the shareholders at the registered office in which the names of the slates or candidates proposed by any shareholders shall be recorded. Similarly, our board of directors will propose to the shareholders’ meeting a slate of candidates for election by slate or individually, if the former election method were objected to, whose names will be made known to all the shareholders together with the slates proposed by the Proposer. In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us. Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected. If no slate obtains such majority, a new voting will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected. The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors. All proposed directors must comply with our Nomination Policy rules prior to their designation.

There are no provisions under Argentine law or in our by-laws providing for the retirement of directors under an age limit requirement.

Directors’ compensation

     In accordance with Article 31 of our by-laws, our director’s compensation is considered and approved by our shareholders in an ordinary meeting held in compliance with such law. Additionally, pursuant to our audit committee charter, our audit committee is responsible for approving, by a vote of only its independent members, any proposal related to the remuneration and compensation of our directors and executive officers, before any proposal, which is always non binding, is submitted by our board of directors to the shareholders for their consideration. Any proposal for remuneration or compensation that is not approved by our audit committee cannot be submitted by the board of directors to our shareholders. Annual compensations must comply with our Compensation Policy prior to its approval by the board.

Mandatory Public Tender Offer Upon Acquisition of 35% of Our Voting Shares

     Our by-laws provide in Article 38 that in the event that any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, pursuant to foreclosure proceedings either at court or out of court, or pursuant to any other means of disposal or transfer), acquires or becomes the beneficial owner of shares of our common stock, options, warrants or securities of the company convertible into shares, convertible notes, GDRs or ADRs and options to acquire shares (together, our Securities) representing, or entitling in the event of conversion, when added to such person’s prior holding, if any, to 35% or more of our voting stock, even though such interest does not confer control over us, such person or group of persons shall be required to publicly tender for 100% of our outstanding capital stock and Securities at a price no less than the highest of: (1) the share price of the company in U.S. Dollars determined based on a valuation of our net worth prepared by an independent, internationally-recognized investment bank, the valuation must take into account an increase in the company’s capital stock as a result of the exercise of conversion rights as contained in the Securities and must be performed on the basis of the most recent balance sheet approved by the company; (2) 135% of the subscription price (denominated in U.S. Dollars, as of the date of subscription of any shares issued as a result of a capital increase during the 24-month period immediately preceding the date of the notice of such person or group of persons announcing the commencement of the mandatory tender offer for the acquisition of a significant interest herein established, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; and (3) 135% of the weighted average listing price in U.S. Dollars (at closing of trading) of our shares of common stock and/or GDRs during the 120-day period immediately preceding the notice announcing the commencement of the mandatory tender offer due to acquisition of a significant interest, in the BASE and in New York and at any other exchange or market in which our shares and Securities are listed, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered.

Mandatory Public Tender Offer Upon Acquisition of 50% of Our Voting Shares

Our by-laws provide in Article 38 that in the event that any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, foreclosure proceedings either at court or out of court, or to any other means of disposal or transfer), acquires or becomes the beneficial owner of shares of our common stock and/or Securities, representing or entitling in the event of conversion, when added to such person’s prior holding, if any, more than 50% of our voting stock or in any other way entitling the purchaser to exercise the power to remove a majority of our directors (each, a Controlling Interest), prior to acquiring such Controlling Interest, such person or group of persons shall make a public tender offer to purchase shares of our common stock and Securities held by all other shareholders at a price no less than the highest of: (1) the share price of the company in U.S. Dollars, determined based on a valuation of our net worth prepared by an independent, internationally-recognized investment bank, the valuation must take into account an increase in the company’s capital stock as a result of the exercise of conversion rights as contained in the Securities of the company and must be performed on the basis of the most recent balance sheet approved by the company; (2) 135% of the subscription price denominated in U.S. Dollars, as of the date of subscription of any shares issued as a result of a capital increase during the 24-month period immediately preceding the date of the notice announcing the commencement of the mandatory tender offer for the acquisition of a significant interest herein established, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; (3) 135% of the weighted average listing price in U.S. Dollars (at closing of trading) of our shares of common stock and/or GDRs or ADRs during the 120-day period immediately preceding the notice announcing the commencement of the mandatory tender offer due to acquisition of a significant interest, in the BASE and in New York and at any other exchange or market in which our shares and Securities are listed adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; and (4) the highest price per share or Securities paid by such person or on behalf of such person, in relation to any acquisition of shares and/or Securities within a period of two years immediately prior to the announcement of Acquisition of a Controlling Interest, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, earning recapitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby shares of our common stock or other securities are delivered.

Duty to Inform

     Our by-laws provide in Article 38 that any person, whether acting directly or indirectly through other persons or legal entities, as well as any group of people acting in agreement with other persons, who (1) acquires or sells our shares of common stock or Securities by any means or title, (2) alters the configuration or composition of its direct or indirect interest in our capital stock, (3) converts notes into shares of common stock, (4) exercises options to purchase any convertible securities mentioned or (5) changes its intention with respect to its interest in our capital stock, in existence at the time any of the assumptions provided for in preceding (1) to (4), as long as, in each case, the purchase made in each of such assumptions grants control over 5% or more of our capital stock or voting rights, shall, immediately upon consummation of the transaction or change in intentions, inform us of such circumstances, irrespective of compliance with any additional duty that applicable securities rules and regulations may require if such were the case. Future transactions for an amount equivalent to a multiple of 5% of our capital stock or voting rights must also be communicated to us.

Form and Transfer

     Our current share capital is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the shares registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of Caja de Valores. Caja de Valores is in charge of maintaining a shares registry on our behalf based on information received from shareholders that choose to hold their shares directly by registration on the shares registry of the company and from participants of Caja de Valores, and in accordance with Argentine Law only those holders listed in the shares registry either directly or through participants of Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders’ register.

MATERIAL CONTRACTS

Not Applicable.

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

Pursuant to Communications “A” 6401 and “A” 6410”, issued on December 26, 2017, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual statement whose filing is mandatory for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year. The information required will be used exclusively for statistical purposes according to the Law on Statistics and Census No. 17,622.

On January 6, 2018, the Public Emergency Law ceased to be in effect. The Public Emergency Law was passed by Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters. The Public Emergency Law has been subsequently renewed until its final expiration on January 6, 2018, formally ending Argentina’s state of general emergency.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new participants to the system, the free floating foreign exchange market was created (“MELI”) by means of Decree No. 27/2018, as a replacement of the MULC.

Pursuant to Communication “A” 6443, in force as from March 1, 2018, any company operating in the MELI, can operate as an exchange agency if registered electronically in the exchange operators registry.

On June 18, 2018, the Argentine Congress enacted Law No. 27.444, by which Decree No. 27/2018 was repealed, but confirming the creation of the MELI in the same terms as the repealed decree.

These changes to the Argentina’s foreign exchange policies allow all individuals free access to the local foreign exchange market. Moreover, the Macri’s Administration decided not to renew the Public Emergency Law which expired on December 31, 2017. In the future, the Argentine Government may impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the Argentine economy and our business if imposed in an economic environment where access to local capital is constrained, see “Item 3. —Key Information—Risk Factors— Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.”

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

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

Argentine Tax Considerations Capital gains tax

Resident individuals

The Law No. 27,430 provides for the taxation of Argentine resident individuals’ income from the sale, exchange or other disposition of shares will be subject to income tax rate of 15%.

The Tax Reform establishes an exemption for individuals tax residents on the sale of shares that are publicly traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (CNV).

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are (i) listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case that the disposition do not meet such requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

The non-cooperating jurisdictions list is prepared and published by the executive branch. The U.S. is currently not a non-cooperating jurisdiction.

The Tax Reform, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the publicly traded exemption, described above, applies in respect of the underlying shares.

Local entities

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 30% for the years 2018 and 2019 and at the rate of 25% from 2020 and later. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

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

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law, Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders (including holders of common shares or ADSs).

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Tax Treaties” below.

Capital reductions and other distributions

Capital reductions and redemptions of our common shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the common shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax as described above.

Other Income Tax provisions

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

Upgrade

                   The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al Consumidor Nivel General or IPC) supplied by the INDEC; and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPIM is higher than 100% for the 36-month period before the end of the fiscal period or else, with respect to the first, second and third fiscal year of effectivenes, this procedure will be applicable in case the accumulated variation of the IPC, calculated from the beginning of the first of them and until the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively.

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

Personal assets tax

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax. To date, there is no withholding regime provided for foreign holders of common shares and ADSs.

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

There is no inheritance, gift, succession or VAT applicable to the ownership, transfer, exchange or disposition of our common shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires with a fixed amount tax plus a tax rate between 1% and 9% depending on the relationship and the amount of inheritance).

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Spain, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Sweden, Swiss, Uruguay, the United Arab Emirates and the United Kingdom. In addition, Argentina has signed tax treaties with Turkey, Qatar and China but to date they are pending ratification in Argentine Congress for its entry into force. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income or the alternative minimum tax and does not apply to investors that are members of a class of holders subject to special rules, such as:

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs, so long as the U.S. holders has owned the ADSs if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, (and not entered into specified kind of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Dividend distributions with respect to the ADSs generally will be treated as “passive category” income from sources outside the united States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

For further information on our market risks, please see Note 6.2 to our Consolidated Financial Statements.

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

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.               Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2018.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2018, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

               There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report, other than changes resulting from the Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A., that have materially affected, or are reasonably likely to materially affect, Pampa’s internal control over financial reporting.

Pampa has integrated operations, processes and internal controls, including information system resulting from the Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A. See, “Item 4. Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.” and Note 5.1.3.2 to the Consolidated Financial Statements for additional information regarding this merger.

Item 16A.            Audit Committee Financial Expert

Miguel Bein, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B.            Code of Ethics

The Business Code of Conduct was approved by the board of director’s meeting held on March 9, 2017, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6. Directors, Senior Management and Employees—Corporate Governance”). Our Business Code of Conduct is posted, in both English and Spanish, on our website at https://ri.pampaenergia.com/en/corporate-governance/code-of-business-conduct/

Item 16C.            Principal Accountant Fees and Services

Principal Accountant ´s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2018 and 2017. The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2018	2017
	(in millions of Pesos stated in terms of the measuring unit current as of December 31, 2018)

Audit Fees (1)	54.3	91.1
Audit-related Fees (2)	-	-
Tax Fees (3)	-	0.2
Other non-audit Fees (4)	8.1	-
Total	62.4	91.4

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

(4) Services included under this heading include regulatory attestation reports presented to the IGJ for 2018.

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

Item 16D.            Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2018	ADS	Common Shares	ADS	Common Shares	Common Shares (*)

Jan.	-	-	-	-	-	-	-
Feb.	-	-	-	-	-	-	-
Mar.	99,010	524,750	U.S.$ 61.69	Ps. 49.87	3,000,000	for up to 3,500,000 common shares	(i)
Apr.	70.000	-	U.S.$ 57.02	-	1,750,000	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
May	2,328,000	-	U.S.$ 51.73	-	58,200,000	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Jun.	1,721,451	-	U.S.$ 43.83	-	43,036,275	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
	1,053,549	-	U.S.$ 36.95	-	26,338,725	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Jul.	279,000	-	U.S.$ 34.92	-	6,975,000	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Aug.	1,825,810	-	U.S.$ 30.06	-	45,645,250	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Sep.	35,000	-	U.S.$ 27.73	-	875,000	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Oct.	804,383	-	U.S.$ 29.78	-	20,109,575	for up to U.S.$200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Nov.	-	-	-	-	-	-	-
Dec.	-	-	-	-	-	-	-

(*) Each ADS represents 25 common shares.

 (i) On March 8, 2018, our Board of Directors approved a second repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules that will be destined to cover our Stock-based Compensation Plan, according to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 150,000,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: up to 3,500,000 ordinary shares, an amount that will never surpass the 10% of Pampa’s capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Up to Ps. 60 per share in BYMA and up to U.S.$ 70 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired.

(ii) On April, 27, 2018, the Board of Directors approved the repurchase of Pampa shares plan (“Repurchase Program I”) in accordance with Section 64 of Law No. 26.831 and the CNV rules with the purpose of contributing to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from the  stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to U.S.$ 200,000,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Up to Ps. 50 per share in BYMA and up to U.S.$.60 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired.

(iii) Our board of directors approved on June 22, 2018 a second share repurchase plan (“Repurchase Program II”) with the purpose of contributing to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from the stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to U.S.$ 200,000,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: an amount that will never surpass the 10% of OUR capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Up to Ps. 62 per share in BYMA and up to U.S.$ 55 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired.

For more information, please see “Item 6. Directors, Senior Management and Employees—Stock-based Compensation Plan” and “Item 9. The Offer and Listing—Repurchase of Pampa’s Shares”).

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

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
Section 303A.01	Independent directors must constitute the majority of a listed company’s board of directors.

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

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
Section 303A.01

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)   has been a member of the management body for the controlling entity or another company belonging to the same economic group of the issuer by a preexistent relationship to the moment of his/her election, or if said relationship had ceased to exist during the previous three years;

(ii)   is associated to the issuer or any of its shareholders that have significant participation, directly or indirectly, with the issuer; or with companies with which they have significant participation, directly or indirectly; or if he/she was associated to them by an employment relationship for the past three years;

(iii)   has professional relationships or is affiliated to a professional organization or entity that maintains a frequent professional relationship of such nature and of relevant volume with, or that entitles him or she to a remuneration or fees (different from those corresponding to the functions that he/she fulfills in the management body), from the issuer, the issuer´s shareholders that have directly or indirectly “significant participations” or with companies in which these too have, directly or indirectly, “significant participations. This prohibition comprises the professional relationships and affiliation during the last three years prior to the appointment as director;

(iv)   holds 5% or more, directly or indirectly, of shares attached with voting rights and/or capital stock of the issuer or any company with a “significant participation” in it;

(v)    directly or indirectly, sells and/or provides goods and/or services – different from those accounted for in subsection c) – frequently and in such nature and volume relevant to the issuer or its shareholders that have a “significant participation” with it, directly or indirectly, for which he or she has perceived amounts substantially superior to those perceived for his or her functions as a member of the management body. This prohibition comprises the commercial relationships that took place during the last three years prior to his/her appointment as director;

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION

(vi)   has been director, manager, administrator or principal executive of nonprofit organizations that have been benefited from funds proceeding from the company, its controlling company and any other company belonging to the same organization, by an amount superior to those described in article 12 subsection I) of the Resolution UIF Nº 30/2011 and its amendments thereto;

(vii)   receives any payment, including the participation in plans or stock option schemes, from the company or from another company belonging to the same economic group, other than the compensation paid as a member of the board of directors, except dividends paid as a shareholder of the company in the terms of paragraph d) and the corresponding to the consideration described in paragraph e);

(viii)   has been a director for the issuer, the controlling entity or another company belonging to the same economic group of the issuer for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(ix)      is spouse or a legally recognized partner, up to the third grade of consanguinity or second grade of affinity, of the members of the management body of the company that do not comply with the conditions described in the previous points;

(x)      a member of the board of directors or supervisory committee in one or more companies registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables, which are members of the respective stock exchange market or depend on members of such stock exchange market; and

(xi)      directly or indirectly, maintains a significant participation in one or more companies registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables, which are  members of the stock exchange market.

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

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
Section 303A.03	This rule requires regularly scheduled meetings of non-management directors to increase the involvement and efficiency of such directors.

Argentine law does not require that non-executive directors hold separate meetings. Non-executive directors attend the general board meetings, which must be held at least every three months pursuant to Section 267 of the BCL. Notwithstanding the aforementioned, our by-law in article 20 thereof, set forth that the board meetings must be held at least once a month.

Section 303A.04	Listed companies must organize a Nominating and Corporate Governance Committee composed entirely of independent directors.

The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform. Nonetheless, the CNV’s Regulations suggest (among its non-binding recommendations) that an Appointment and Corporate Governance Committee be organized.

We have determined not to organize an Appointment and Corporate Governance Committee because its functions are already covered by the Audit Committee. Additionally, and with respect to corporate governance matters, the Legal and Compliance Corporate Department of Pampa Energía S.A. oversees this area.

Section 303A.05	Listed companies must organize a Compensation Committee composed entirely of independent directors, which satisfy additional independence requirements specific to Compensation Committee membership.

The organization of a Compensation Committee is not mandatory under Argentine law. In most cases, the functions of such a committee are included in the functions that the audit committee is required to perform. However, the CNV’s Regulations suggest (among its non-binding recommendations) that a Compensation Committee be organized.

Pampa Energía S.A., has a Compensation Committee that is currently composed entirely of independent directors.

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
Section 303A.06	Listed companies must organize an Audit Committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Pursuant to Section 303A.00, Pampa Energía S.A., as a foreign private issuer, is subject to Rule 303A.06, and we are in full compliance.
Section 303A.07

The audit committee must have at least 3 members, all of whom must qualify as independent.

In addition, the audit committee must have written regulations establishing: (i) the purpose of the committee; (ii) the annual assessment of the committee’s performance; and (iii) the committee’s duties and responsibilities.

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

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
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

With the aim of aligning the personnel performance, on February 8, 2017, our board of directors approved the creation of the stock-based compensation plan in accordance with Section 64 of CML and CNV´s regulations. See “Item 6 Directors, Senior Management and Employees—Stock-based Compensation Plan”.

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

Section 303A.10

Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, officers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

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

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM[7]	DESCRIPTION	DESCRIPTION
Section 303A.12

The Chief Executive Officer (CEO) of a listed company must certify on a yearly basis that he or she has no knowledge of any violation or default of the corporate governance listing standards.

Additionally, the CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any provision of the governance listing standards.

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

Additionally, for the year ended December 31, 2018, CIESA was a significant 50 percent or less owned person pursuant to Rule 3-09 of Regulation S-X. CIESA is the holding company of TGS. Financial statements of CIESA have been excluded because all of its operations are conducted through TGS. As of December 31, 2018 and 2017, cash and cash equivalents of CIESA amounted to Ps. 813 million and Ps. 23 million, respectively, the other assets (other than its investment in TGS), other liabilities and income and expenses are inconsequential.

We have included TGS’s audited consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the notes thereto beginning on page F-182 of this Annual Report.

Item 19.  Exhibits

Documents filed as exhibits to this annual report:

1.1

Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No.18995818) on August 7, 2018 and incorporated by reference herein.)

2.1

Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A.as successor Depositary thereunder (previously filed as Exhibit 2.1 to our Registration Statement on Form 20-F (File No. 333-216157) on February 22, 2017 and incorporated by reference herein.)

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Cohen, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated April 26, 2019.

13.3	Consent of Gaffney, Cline & Associates.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

By: /s/ Gabriel Cohen
Name: Gabriel Cohen Title: Chief Financial Officer

Date: April 30, 2019

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017, and for the Years Ended December 31, 2018, 2017 and 2016

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017, AND

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the Company's Annual Report on Form 20-F.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, April 5, 2019.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
Albares	Albares Renovables Argentina S.A.
APCO Oil	APCO Oil & Gas international Inc
BCBA	Buenos Aires Stock Exchange
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
ByMA	Argentine stock exchange and markets
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF/IFRIC	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNCD	National Commission for the Defense of Competition
CNV	Comisión Nacional de Valores – Argentine Securities Commisssion
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CPD	Own Distribution Costs
CPF	Previous Fusion Commitment
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CVP	Variable Production Costs
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
Eg3 Red	Eg3 Red S.A.
EGSSA	EMDERSA Generación Salta S.A.
ENARGAS	National Regulator of Gas
ENARSA / IEASA	Integración Energética Argentina S.A. (ex Energía Argentina S.A.)
EBISA	Emprendimientos Energéticos Binacionales S.A.
ENRE	National Regulatory Authority of Electricity
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas
FGS – ANSES	Fondo de Garantía de Sustentabilidad – Administración Nacional de la Seguridad Social
FOTAE	Works Administration Trust Transport for Electricity Supply
GE	General Electric
Greenwind	Greenwind S.A.
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEA.SA	IEASA S.A.
IGJ	Inspección General de Justicia - General Inspection of Justice
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Índice de Precios Internos al por Mayor
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEGSA	Mercado Eléctrico de Gas S.A.
MEyM	Ministry of Energy and Mining
MINEM	Ministerio de Energía y Minas
NIC/IAS	International Accounting Standards
NIIF/IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
Oldelval	Oleoductos del Valle S.A.
PACOSA	Pampa Comercializadora S.A.
PDVSA	Petróleos de Venezuela S.A.
PEB	Pampa Energía Bolivia S.A. (Ex “PBI” - Petrobras Bolivia Internacional S.A.)
PEISA	Petrobras Energía Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PPSL	Petrobras Participaciones S.L.
Refinor	Refinería del Norte S.A.
RDSA	Ribera Desarrollos S.A.
RT	Technical Resolution
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy
SGE	Secretary of Government of Energy
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
U$S	U.S. dollar
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
VAD	Distribution Added Value
VAT	Value Added tax
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.
YPF	YPF S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

	Note	12.31.2018	12.31.2017	12.31.2016

Revenue	8	110,080	82,008	51,262
Cost of sales	9	(74,161)	(59,339)	(42,851)
Gross profit		35,919	22,669	8,411

Selling expenses	10.1	(6,451)	(4,776)	(4,491)
Administrative expenses	10.2	(7,751)	(7,481)	(7,511)
Exploration expenses	10.3	(45)	(71)	(199)
Other operating income	10.4	6,842	5,608	8,390
Other operating expenses	10.4	(7,526)	(3,892)	(3,896)
Impairment of property, plant and equipment and intangible assets		(1,195)	-
Share of profit from associates and joint ventures	5.3	4,464	1,813	286
Income from the sale of associates	5.1.2	1,052	-	1,015
Operating income		25,309	13,870	2,005

Gain on net monetary position		23,696	11,478	5,770
Finance income	10.5	3,751	2,333	1,744
Finance costs	10.5	(11,944)	(8,750)	(8,154)
Other financial results	10.5	(32,365)	(3,774)	505
Financial results, net		(16,862)	1,287	(135)
Profit before income tax		8,447	15,157	1,870
Income tax	10.6	(658)	985	1,603
Profit of the year from continuing operations		7,789	16,142	3,473
Profit (loss) of the year from discontinued operations	5.2	3,019	(1,893)	152
Profit of the year		10,808	14,249	3,625

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		(160)	(13)	(34)
Income tax		41	4	12
Share of loss from joint ventures	5.3	(19)	-	-
Items that may be reclassified to profit or loss
Exchange differences on translation		19	111	7
Other comprehensive (loss) income of the year from continuing operations		(119)	102	(15)
Other comprehensive income (loss) of the year from discontinued operations, net of tax	5.2	312	(533)	135
Total Other comprehensive income (loss) of the year		193	(431)	120
Total comprehensive income of the year		11,001	13,818	3,745

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

 (Continuation)

	Note	12.31.2018	12.31.2017	12.31.2016
Total income of the year attributable to:
Owners of the company		8,435	10,799	2,875
Non - controlling interest		2,373	3,450	750
		10,808	14,249	3,625

Total income (loss) of the year attributable to owners of the company:
Continuing operations		5,506	12,867	2,702
Discontinued operations		2,929	(2,068)	173
		8,435	10,799	2,875

Total comprehensive income of the year attributable to:
Owners of the company		8,474	10,588	2,877
Non - controlling interest		2,527	3,230	868
		11,001	13,818	3,745

Total comprehensive income (loss) of the year attributable to owners of the company:
Continuing operations		5,297	12,940	2,555
Discontinued operations		3,177	(2,352)	322
		8,474	10,588	2,877

Earnings (losses) per share attributable to the equity holders of the company during the year
Basic and diluted earnings per share from continuing operations	13.2	2.8106	6.6462	1.5271
Basic and diluted earnings (losses) per share from discontinued operations	13.2	1.4952	(1.0682)	0.1290
Total basic and diluted earnings per share	13.2	4.3058	5.5780	1.6561

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(In millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

	Note	12.31.2018	12.31.2017
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	125,005	111,571
Intangible assets	11.2	6,080	6,354
Deferred tax assets	11.3	80	1,928
Investments in joint ventures and associates	5.3	15,333	11,875
Financial assets at fair value through profit and loss	12.1	422	286
Other assets		33	9
Trade and other receivables	12.2	9,521	7,444
Total non-current assets		156,474	139,467

CURRENT ASSETS
Inventories	11.4	5,169	4,266
Financial assets at amortized cost		1,330	37
Financial assets at fair value through profit and loss	12.1	15,273	21,576
Derivative financial instruments		3	6
Trade and other receivables	12.2	26,489	28,267
Cash and cash equivalents	12.3	9,097	1,179
Total current assets		57,361	55,331
Assets classified as held for sale	5.2	-	18,457
Total assets		213,835	213,255

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2018	12.31.2017
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,874	2,080
Share capital adjustment	13.1	9,826	10,906
Share premium	13.1	18,499	18,496
Treasury shares	13.1	25	2
Treasury shares cost	13.1	(1,490)	(126)
Treasury shares adjustment	13.1	134	13
Legal reserve		904	733
Voluntary reserve		7,355	12,554
Other reserves		(483)	367
Retained earnings		15,193	11,806
Other comprehensive income		(314)	(353)
Equity attributable to owners of the company		51,523	56,478
Non-controlling interest		16,160	17,792
Total equity		67,683	74,270

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.3	153	-
Provisions	11.5	5,499	6,549
Income tax and minimum notional income tax provision	11.6	1,034	1,274
Deferred revenue	-	275	287
Taxes payables	11.7	542	540
Deferred tax liabilities	11.3	15,354	16,686
Defined benefit plans	11.8	1,175	1,464
Salaries and social security payable	11.9	163	177
Borrowings	12.4	69,189	54,816
Trade and other payables	12.5	8,162	9,457
Total non-current liabilities		101,546	91,250

CURRENT LIABILITIES
Provisions	11.5	871	1,179
Deferred revenue		5	5
Income tax and minimum notional income tax provision	11.6	1,084	1,392
Taxes payables	11.7	2,052	2,901
Defined benefit plans	11.8	162	179
Salaries and social security payable	11.9	2,726	3,180
Derivative financial instruments		49	122
Borrowings	12.4	12,901	8,623
Trade and other payables	12.5	24,756	26,655
Total current liabilities		44,606	44,236
Liabilities associated to assets classified as held for sale	5.2	-	3,499
Total liabilities		146,152	138,985
Total liabilities and equity		213,835	213,255

       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

	Attributable to owners
	Equity holders of the company						Retained earnings						Non-controlling interest	Total equity
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal

Balance as of December 31, 2015	1,696	10,630	9,113	-	-	-	126	2,386	324	(199)	8,907	32,983	12,683	45,666

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	-	-	373	-	-	-	(373)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	-	-	-	7,104	-	-	(7,104)	-	-	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	15,345	15,345
Sale of interest in subsidiaries	-	-	-	-	-	-	-	-	7	-	-	7	2	9
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(160)	(160)
Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	-	-	-	-	68	(68)	-	-	-	-	-	-
Public offer for the acquisition of subsidiaries' shares (Note 1.2)	141	121	2,576	-	-	-	-	-	-	-	-	2,838	(7,912)	(5,074)
Merger with sbsidiaries (Note 1.4)	101	87	4,181	-	-	-	-	-	-	-	-	4,369	(3,276)	1,093
Stock compensation plans (Note 4.5)	-	-	-	-	-	-	-	-	2	-	-	2	20	22
Profit of the year	-	-	-	-	-	-	-	-	-	-	2,875	2,875	750	3,625
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	57	-	57	63	120

Balance as of December 31, 2016	1,938	10,838	15,870	-	-	-	567	9,422	333	(142)	4,305	43,131	17,515	60,646

Constitution of legal reserve - Shareholders’ meeting 04.07.2017	-	-	-	-	-	-	166	-	-	-	(166)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.07.2017	-	-	-	-	-	-	-	3,132	-	-	(3,132)	-	-	-
Stock compensation plans	-	-	24	-	-	-	-	-	34	-	-	58	7	65
Acquisition of own shares	(3)	(1)	-	2	13	(126)	-	-	-	-	-	(115)	-	(115)
Merger with subsidiaries (Note 5.1.3.2)	145	69	2,602									2,816	(2,816)	-
Dividens provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(144)	(144)
Profit of the year	-	-	-	-	-	-	-	-	-	-	10,799	10,799	3,450	14,249
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(211)	-	(211)	(220)	(431)
Balance as of December 31, 2017	2,080	10,906	18,496	2	13	(126)	733	12,554	367	(353)	11,806	56,478	17,792	74,270

Change in accounting policies (Note 4.1.1.2)	-	-	-	-	-	-	-	-	-	-	(55)	(55)	(25)	(80)
Balance as of Juanary 1, 2018	2,080	10,906	18,496	2	13	(126)	733	12,554	367	(353)	11,751	56,423	17,767	74,190

Constitution of legal reserve - Shareholders’ meeting 04.27.2018	-	-	-	-	-	-	171	-	-	-	(171)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.27.2018	-	-	-	-	-	-	-	4,822	-	-	(4,822)	-	-	-
Stock compensation plans	-	-	3	-	(1)	9	-	-	14	-	-	25	-	25
Acquisition of own shares (Note 13.1)	(206)	(1,080)	-	206	1,080	(12,535)	-	-	(864)	-	-	(13,399)	(534)	(13,933)
Dividens provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(82)	(82)
Capital reduction (Note 12.1)	-	-	-	(183)	(958)	11,162	-	(10,021)	-	-	-	-	-	-
Sale of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(3,518)	(3,518)
Profit of the year	-	-	-	-	-	-	-	-	-	-	8,435	8,435	2,373	10,808
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	39	-	39	154	193
Balance as of December 31, 2018	1,874	9,826	18,499	25	134	(1,490)	904	7,355	(483)	(314)	15,193	51,523	16,160	67,683

(1) Includes the result of operations with non-controlling interests that not representing a loss of control and reserves for stock-based compensation plans

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2018, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

	Note	12.31.2018	12.31.2017	12.31.2016

Cash flows from operating activities:
Profit of the year from continuing operations		7,789	16,142	3,473
Profit (loss) of the year from discontinued operations		3,019	(1,893)	152
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities	14.1	23,553	5,784	4,186

Changes in operating assets and liabilities	14.2	(11,426)	(3,385)	4,510
Net cash generated by operating activities		22,935	16,648	12,321

Cash flows from investing activities:
Payment for property, plant and equipment		(25,407)	(18,290)	(13,202)
Payment for acquisitions of intangible assets		(6)	-	(468)
Payment for financial assets		(110,026)	(19,247)	(61)
Payment for companies' acquisitions				(17,414)
Proceeds from sale of property, plant and equipment		87	-	2,191
Proceeds from financial assets at amortized cost		108,848	15,129	7,717
Collections for sales of shares in companies and property, plant and equipment		17,240	548	645
Dividends received		735	40	135
(Proceeds) colletion from loans		(167)	38	13
Recovery of investment funds, net		9,436	(8,259)	(227)

Net cash used in investing activities from discontinued operations	5.2	-	(1,897)	(1,238)
Net cash generated by (used in) investing activities		740	(31,938)	(21,909)

Cash flows from financing activities:
Proceeds from borrowings	12.4	9,250	47,130	35,918
Payment of borrowings	12.4	(9,057)	(27,650)	(12,654)
Payment of borrowings interests	12.4	(5,004)	(4,072)	(3,212)
Payment for acquisition of own shares		(13,938)	(128)	-
Payments of dividends from subsidiaries to third parties		(82)	(74)	(77)
Repayment of own debt		(448)	(47)	(1,658)
Payment for the public offer for the acquisition of subsidiaries' shares		-	-	(6,005)
Proceeds from sales of shares in subsidiaries		-	-	6
Net cash generated by (used in) financing activities from discontinued operations	5.2	1,565	(1,168)	(1,726)
Net cash (used in) generated by financing activities		(17,714)	13,991	10,592

Increase (decrease) in cash and cash equivalents		5,961	(1,299)	1,004

Cash and cash equivalents at the begining of the year	12.3	1,179	2,613	1,282
Cash and cash equivalents at the begining of the year reclasified to assets classified as held for sale		238	(238)	-
Exchange difference generated by cash and cash equivalents		2,011	509	601
Loss on net monetary position generated by cash and cash equivalents		(292)	(406)	(274)
Increase (decrease) in cash and cash equivalents		5,961	(1,299)	1,004
Cash and cash equivalents at the end of the year	12.3	9,097	1,179	2,613

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

 (In millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains. In the generation segment, the Company has a 3,871 MW installed capacity, which represents approximately 10% of Argentina’s installed capacity, and is the second largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 504 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has more than 3 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 11 production areas and 7 exploratory areas and a production level of 6.8 million m3/day of natural gas and 5,100 barrels/day of oil equivalent for oil in Argentina, during the year 2018 due to continuing operations. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro. Pursuant to the divestment mentioned in Note 5.2.1, the related results of operations and cash flows are disclosed within discontinued operations. The production level, due to discontinued operations, registered during the first quarter of 2018 and up to the transfer of the related assets, reached 1.1 million m3/day for natural gas and 13.3 thousand barrels of oil equivalent/day for oil and LPG.

As a result of the divestment mentioned in Note 5.2.2, in relation with the main assets of the refining and distribution segment, the related results and cash flows are disclosed within discontinued operations. Continuing operations of the segment relates to the Dock Sud Terminal, with a tank park totaling 228 thousand m3 of installed capacity, dedicated to providing storage and logistics services to third parties (see Note 23), and the Company interest in Refinor.

In the petrochemicals segment, the Company has three high-complexity plants producing a wide variety of petrochemical products, including styrenics and synthetic rubber, and holding a large market share.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,943 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,184 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Additionally, the segment includes advisory services provided to related companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Generation units

The Company’s revenues from the electric power generation activity come from: i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolution No. 19/2017); ii) sales contracts with large users within the MAT (Resolutions No. 1,281/2006 and No. 281/2017); and iii) supply agreements with CAMMESA (Resolutions No. 220/2007, 21/2016, 1.281/2006, 287/2017 and Renovar Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA will be remunerated at the Spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

The Company’s generating units are detailed below:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime (2)
CTG	GUEMTG01	TG	101 MW	Energy Plus Res. No. 1,281/06 (1)
CTG	GUEMTV11	TV	≤100 MW	SE Resolutions No. 19/2017
CTG	GUEMTV12	TV	≤100 MW	SE Resolutions No. 19/2017
CTG	GUEMTV13	TV	>100 MW	SE Resolutions No. 19/2017
Piquirenda	PIQIDI 01-10	MG	30 MW	SE Resolution No. 220/2007 (1)
CPB	BBLATV29	TV	>100 MW	SE Resolutions No. 19/2017
CPB	BBLATV30	TV	>100 MW	SE Resolutions No. 19/2017
CT Ing. White	BBLMD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATG01	TG	>50 MW	SE Resolutions No. 19/2017
CTLL	LDLATG02	TG	>50 MW	SE Resolutions No. 19/2017
CTLL	LDLATG03	TG	>50 MW	SE Resolutions No. 19/2017
CTLL	LDLATG04	TG	105 MW	SEE Res. 220/2007 (75%), SEE Res. 19/2017 (25%)
CTLL	LDLATG05	TG	105 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATV01	TV	180 MW	SE Resolution No. 220/2007 (1)
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	SE Resolutions No. 19/2017
CTGEBA	GEBATG03	TG	164 MW	Energy Plus Res. No. 1,281/06
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	SE Resolutions No. 19/2017
HIDISA	EL TIGRE	HI	Renewable ≤ 50	SE Resolutions No. 19/2017
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300	SE Resolutions No. 19/2017
HINISA	NIHUIL I	HI	HI – Small 50<P≤120	SE Resolutions No. 19/2017
HINISA	NIHUIL II	HI	HI – Small 50<P≤120	SE Resolutions No. 19/2017
HINISA	NIHUIL III	HI	HI – Small 50<P≤120	SE Resolutions No. 19/2017
HPPL	PPL1HI	HI	HI – Media 120<P≤300	SE Resolutions No. 19/2017
HPPL	PPL2HI	HI	HI – Media 120<P≤300	SE Resolutions No. 19/2017
HPPL	PPL3HI	HI	HI – Media 120<P≤300	SE Resolutions No. 19/2017
Ecoenergía	CERITV01	TV	15 MW	Energy Plus Res. No. 1,281/06 (1)
CT Parque Pilar	PILBD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)
P.E. M. Cebreiro	CORTEO01	Wind	100 MW	Renovar (1)

(1) Uncommitted power and energy is remunerated according to Resolution No. 19/2017.
(2) Resolution No. 19/2017 became effective as from February 2017. During January 2017, power and energy was remunerated according to Resolution No. 22/16.

In construction:
Generator	Generating unit	Tecnology	Applicable regime
CTLL	MG	15 MW	SE Resolutions No. 19/2017
CTGEBA	CC	383 MW	Resolución No. 287/2017
PEPE II	Wind	53 MW	MAT Renovable Res. 281/2017
PEPE III	Wind	53 MW	MAT Renovable Res. 281/2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.1.2 Generation remuneration schemes

2.1.2.1 SEE Resolution No. 19/2017 (remunerative scheme for Old Capacity)

On February 2, 2017, the SEE issued Resolution No. 19/2017, which supersedes the remuneration scheme set forth by Resolution No. 22/2016 and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing U$S-denominated prices payable in pesos by applying BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction, adjusted through credit or debit notes, as appropriate, to consider the BCRA’s exchange rate of the day before the expiration date, in accordance with CAMMESA’s procedures.

2.1.2.1.1 Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energy Plus modality or under the WEM’s supply agreement pursuant to Resolution No. 220/07.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming, with the possibility to offer different availability values for the summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which in turn may assigned by CAMMESA to the demand as defined by the SE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

The Minimum Remuneration applies to generators with no availability commitments, with prices ranging from U$S3,050 to U$S5,700/MW-month, depending on the technology and scale.

The Base Remuneration applies to generators with availability commitments, with a price of U$S 6,000/MW-month during the May-October 2017 period, and U$S 7,000/MW-month as from November 2017.

The Additional Remuneration is a remuneration for the additional available power capacity aiming to encourage availability commitments for the periods with a higher system demand. CAMMESA will define a monthly thermal generation goal for the set of qualified generators on a bi-monthly basis, and will call for additional power capacity availability offers with prices not exceeding the additional price. The additional price amounts to U$S 1,000/MW-month between May and October, 2017, and to U$S2,000/MW-month as from November 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

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

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance, with prices ranging from U$S2,000 to U$S8,000/MW-month, depending on the scale and type of power plant.

In case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period, with prices ranging from U$S0 to U$S500/MW-month between May and October 2017, and U$S500 or U$S1,000/MW-month as from November 2017 for pumping or conventional hydroelectric power plants, respectively.

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and the progressive updating of the plant’s control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SEE.

Other technologies: wind power

The remuneration is made up of a base price of U$S7.5/MWh and an additional price of U$S17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the summer seasonal programming.

2.1.2.1.2 Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is applied on the real generation, with prices ranging between U$S5 and U$S10/MWh, depending on the technology, scale and type of fuel.

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U$S2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are remunerated from U$S1.4 to U$S3.5/MWh, depending on the technology and scale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.1.2.1.3 Additional Remuneration for Efficiency

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

2.1.2.1.4 Additional Remuneration for Low-Use Thermal Generators

The Resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of U$S2.6/MWh multiplied by the usage/startup factor.

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

2.1.2.1.5 Repayment of Overhauls Financing

The Resolution provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting U$S1/MWh for the energy generated until the total cancellation of the financing.

2.1.3 Energy Plus - Resolution SE No. 1,281/2006

With the purpose of encouraging new generation works, in 2006 the SE approved Resolution No. 1,281/2006 establishing a specific regime which would allow newly installed generation sold to a certain category of Large Users to be remunerated at higher prices.

To such effect, it established certain restrictions on the sale of electricity and implemented the Energy Plus service, which consists of the offer of additional generation availability by the generating agents. These measures imply that:

-

Generating, co-generating and self-generating agents which, as of the date of issuance of SE Resolution No. 1,281/06, are neither WEM agents nor have facilities or an interconnection with the WEM, will qualify;

-	These plants should have fuel supply and transportation facilities;
-	The energy used by GU300 in excess of the Base Demand (energy consumption for 2005 year) qualifies for Energy Plus agreements within the MAT at a price negotiated between the parties; and
-	For new GU300 entering the system, their Base Demand will equal zero.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

Under this regime, the Company —through its power plants Güemes, EcoEnergía and Genelba— sells its energy and power capacity for a maximum amount of 280 MW.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operated marginal cost. Furthermore, SE Note No. 567/07, as amended, provided that GU300 not purchasing their Surplus Demand within the MAT should pay the Surplus Demand Incremental Average Charge (CMIEE), and that the difference between the actual cost and the CMIEE would be accumulated in an individual account on a monthly basis for each GU300 within CAMMESA's scope.

Pursuant to SE Note No. 111/16, until May 2018, the CMIEE was $ 650/MWh for GUMA and GUME and $ 0/MWh for GUDI. As from June 2018, pursuant to SE Note No. 28663845/18, the CMIEE became the greater of $1,200/MWh or the temporary dispatch surcharge. Additionally, it was provided that, until further instructed, movements in the individual account of each GU300 would temporarily not be recorded.

Energy Plus contract values are mainly denominated in U.S. dollars; therefore, when expressed in pesos, they are exposed to the nominal exchange rate. Due to the decrease in surplus demand as a consequence of the decrease in economic activity, there are GU300 that decide not to make Energy Plus contracts, and generators have to sell their energy at the spot market, thus reducing their profitability.The Company has Power Availability agreements in force with other generators, whereby it can purchase power from other generators to support its contracts in case of unavailability.

In turn, the Company also acts as a selling party supporting other Energy Plus generators in case their equipment is unavailable. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts but not demanded by clients).

2.1.4 SE WEM Supply Agreements – Resolution No. 220/2007 (“Agreement Res.220”)

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/2007, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through its thermal power plants Loma de La Lata and Piquirenda, has executed Agreement Res.220 to sell energy and power capacity for a total amount of 289 MW.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.1.5 SEE Resolution No. 21/2016

As a result of the state of emergency in the national electricity sector, the SEE issued Resolution No. 21/2016 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer; 2017 winter, and 2017/2018 summer periods.

Successful bidders will enter into a wholesale power purchase agreement with CAMMESA for a term of 10 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to SEE Resolution No. 19/2017.

For further information on the projects conducted under this resolution, see Note 16.

2.1.6 SEE Resolution No. 287/2017

On May 10, 2017 the SEE issued Resolution No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

Awarded projects will be remunerated under a wholesale power purchase agreement which will be effective for a term of 15 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to SEE Resolution No. 19/2017.

For further information on the projects conducted under this resolution, see Note 16.

Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27.191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (RenovAr Programs, Rounds 1, 1.5 and 2) within the WEM. These calls aimed to assign power capacity contracts from different technologies (wind and solar energy, biomass, biogas and small hydraulic developments with a capacity of up to 50 MW).

Successful bidders will enter into renewable electric power supply agreements for the sale of a committed annual electric power block for a term of 20 years.

Additionally, several measures have been established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

For further information on the projects conducted under this resolution, see Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

Renewable Energy Term Market (“Renewable MAT” Regimen)

Through Resolution No. 281/2017, the MEyM regulated the Renewable MAT system with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users comprised within Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MAT of electric power from renewable sources, or self-generation from renewable sources.

Furthermore, this resolution regulates the conditions applicable to projects for the generation, self-generation and co-generation of electric power from renewable sources. Specifically, the Registry of Renewable Electric Power Generation Projects (“RENPER”) was created for the registration of such projects.

Projects destined to the supply of electric power from renewable sources under the Renewable MAT regime may be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy will be sold in the Spot Market and remunerated pursuant to SEE Res. No. 19/2017.

Finally, contracts executed under the Renewable MAT regime will be administered and managed in accordance with the WEM procedures. The contractual terms, life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

For further information on the projects conducted under this resolution, see Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.1.7 Transmission costs payable by Generators

On November 28, 2017, SEE Resolution No. 1,085/17 approved a new cost distribution methodology that represents the transmission service’s remuneration within the WEM.

In this regard, the SEE amended the original regulation of the WEM transmission system, which provided that transmission service costs would be allocated to the Demand and electric power Generation, and resolved that generators should stop paying costs associated with transmission, and start paying a charge representing operating and maintenance costs for connection and transformation equipment linking with the high-voltage transmission system as from December 1, 2017. This amendment implied a cost reduction for the Company.

2.1.8 Fuel Self-Supply for Thermal Power Plants

On July, 31, 2018, MINEM Resolution No. 46/18 instructed the SGE to take the necessary actions so that CAMMESA may implement the competitive mechanisms necessary to guarantee the availability of the gas volumes required for the generation of electricity.

It also set maximum prices at the Transportation System Entry Point (PIST) for natural gas, based on the source basin, applicable for the valuation of natural gas volumes destined to the generation of electricity to be sold in the WEM and setting a weighted average of U$S 4.20/MBTU (U$S 4.42/MBTU for the neuquina basin).

Furthermore, MEGSA Circular Letter No. 254/18 established an online auction mechanism so that CAMMESA may acquire natural gas for supply to thermal power plants during the September-December 2018 period. The auction was only made for interruptible volumes.

Later, SGE Resolution No. 70/2018, published in the BO on November 6, 2018, empowered generating, co-generating and self-generating agents within the WEM to acquire fuels, without distinction, required for own generation. This resolution supersedes Section 8 of Resolution No. 95/2013 of the former ES, which provided that the supply of fuels for electric power generation would be centralized in CAMMESA (with the exception of the generation covered by the Energy Plus regime).

The cost of generation with own fuels will be valued according to the mechanisms for the recognition of CVPs recognized by CAMMESA.

Furthermore, the self-supply capacity will not affect commitments undertaken by generators under WEM supply agreements executed with CAMMESA, and CAMMESA will remain in charge of the commercial management and the dispatch of fuel for generators which do not or cannot make use of such capacity.

Therefore, beginning on the second half of November 2018, generators were authorized to declare their variable production costs including fuel costs so that they may be recognized by CAMMESA. This declaration, which was originally limited to units remunerated under SEE Resolution No. 19/17, was later extended to equipment remunerated under a specific agreement.

In the seasonal programming conducted on November 12, 2018, the Company has opted to make use of this self-supply capacity and has destined a significant part of its natural gas production as an input to its thermal units’ dispatch.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

Finally, on February 8, 2019 the SGE instructed CAMMESA, to apply as from February 18, 2019, for the definition of maximum CVPs to be recognized in each two-week period, the weighted average price of natural gas per basin which would have resulted if the total domestic natural gas production necessary for the supply foreseen by the electricity sector had been acquired under contracts entered into under the last auction conducted by CAMMESA in the MEGSA.

2.2    Transmission

2.2.1 Tariff situation

During 2018, as established in the RTI, the ENRE applied the biannual tariff update mechanism, according to the corresponding formula, which depends on the Wholesale Price, Consumer Price and Salaries indexes, as long as the compliance of the Trigger Clause is verified.

Regarding Transener, on February 19, 2018, the ENRE issued Resolution No. 37/18, which was rectified on April 5, 2018 by ENRE Resolution No. 99/18. This resolution adjusted Transener´s remuneration by 24.15% for the December 2016 to December 2017 period, to be applied to the remuneration scheme as from February 2018. Subsequently, on November 16, 2018, the ENRE issued Resolution No. 280/18, which adjusted Transener's compensation by 42.55% for the December 2016 to June 2018 period, to be applied to the remuneration scheme as from August 2018.

Regarding Transba, on February 19, 2018, the ENRE issued Resolution No. 38/18, which was rectified on April 5, 2018 by ENRE Resolution No. 100/18. This resolution adjusted Transba´s remuneration by 23.39% for the December 2016 to December 2017 period, to be applied to the remuneration scheme as form February 2018. Subsequently, on November 16, 2018, the ENRE issued Resolution No. 281/18, which adjusted Transba´s remuneration by 43.25% for the December 2016 to June 2018 period, to be applied to the remuneration scheme as from August 2018.

On the other hand, on July 3, 2018, the ENRE informed the beginning of the procedure to determine the remuneration of the Independent Carriers in exploitation stage: TIBA (Transba), Fourth Line (Transener), YACYLEC and LITSA. In this regard, on October 8, 2018, costs, investments and aimed tariff corresponding to Fourth Line and TIBA were presented to the ENRE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.3    Energy distribution

2.3.1 General

Edenor Concession was granted in 1992 for a 95-year term, which may be extended for an additional maximum period of 10 years. The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

2.3.2 Electricity rate situation

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017. Furthermore, it limited the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

Furthermore, on November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totaled $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values relating to the July 2017-December 2017 period, which were in the order of 11.99%, the values of the 48 monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 which were deferred in the year 2017, and the electricity rate schedule to be applied to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

Furthermore, on July 31, 2018, the ENRE issued Resolution No. 208/18, whereby it approves, as from August 1, 2018, the CPD relating to the January-June 2018 period, to be applied 7.93% as of August 1, 2018, and 6.51% in six (6) consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, the above-mentioned resolution sets the system of caps for the social tariff as well as the values that the Company shall apply to determine and credit discount amounts onto the power bills of the consumers affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service as from the first control day of the September 2018-February 2019 six-month period. Additionally, it is informed that the average electricity rate value amounts to $2.9871/kWh.

Finally, according to section 4 of SE Resolution No. 366/18, passed on December 27, 2018, SE Resolution 1,091/17 was repealed, thus eliminating the energy-savings discount for the residential tariff charged to customers framed or not under the social tariff as from January 1, 2019. With regard to the social tariff discounts, they will be assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.3.3 Framework Agreement

On January 10, 1994, Edenor, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into the so-called Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns. In October 2003, the so-called New Framework Agreement was signed with the aim of setting the bases and general guidelines based on which the Federal and the Provincial Governments’ economic contribution for the electricity supplied by the two Distribution Companies to the different shantytowns would take place and be coordinated. After successive extensions of the agreement’s term, the latest extension was in effect until September 30, 2017.

At the date of these financial statements, Edenor is negotiating with the Federal Government the signing of a new extension for the period elapsed from October 1, 2017 through December 31, 2018, and the payment of the electricity supplied during such period; therefore, no revenue for this concept has been recognized.

Additionally, and as a consequence of the transfer of jurisdiction over the public service of electricity distribution from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires provided for by Law 27,467, Edenor will be required, when the transfer takes place, to undertake a review, with the new Grantors of the Concession, of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019. In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which establishes that the aforementioned consumption shall be borne by the referred to province’s Municipalities and approved by the regulatory entities or local authorities having jurisdiction in each area.

2.3.4 Penalties

As of December 31, 2018 and 2017, Edenor has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates.

Furthermore, ENRE Resolution No. 63/17, Note 2.c) has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

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

In the ENRE’s opinion many of the penalties imposed in kWh must be valued at the date of occurrence of the penalizable event; these modifications have been quantified and recognized as of December 31, 2018.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, Edenor is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. At the date of these financial statements, Edenor has complied with the provisions of the aforementioned Resolution in relation to the six-month period ended August 31, 2018.

Furthermore, in different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company. In this regard, the ENRE implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the six-month control period.

In fiscal year 2018, the ENRE regulated and/or issued new penalty procedures:

-	ENRE Resolution No. 118/18: It regulated the Compensation for extraordinary service provision interruptions.
-

ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, a procedure whereby real investments are assessed by comparison with the annual investment plan submitted by Edenor, and the investment plan carried out for the 5-year rate period is assessed as against the Five-year period plan proposed in the RTI.

-	ENRE Resolution No. 198/18: New Supplementary Penalty System of Technical Service Quality, which penalizes deviations ºfrom quality parameters at feeder level.
-	ENRE Resolution N° 91/18: Through the filing of charges, the ENRE informs Edenor about the penalty system to be applied for failure to comply with meter-reading and billing time periods.

The effects of these resolutions were quantified by Edenor and recognized as of December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

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

According to Executive Order No. 740 of the PEN, dated September 20, 2017, the MINEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued concerning the Resolution mentioned in the preceding paragraph.

2.3.6 Change of Jurisdiction

By Law No. 27467, 2019 Federal budget of expenditures and resources, the Executive Power is instructed to promote such actions that may be necessary in order for electricity distribution companies Edenor and Edesur S.A. to become subject to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019.

Upon completion of the aforementioned process, the ENRE will continue to exercise its functions and powers over all those issues that are unrelated to the public service of electricity distribution.

In this regard, on February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded to Edenor under a concession by the Federal Government, to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. It is worth pointing out that Edenor has not been a party to such agreement, and, at the date of issuance of these financial statements is analyzing the scope and effects therefrom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.4.  Oil and gas

2.4.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector, and:

a)

Sets the terms for exploration permits, exploitation concessions and transportation concessions, making a distinction between conventional and unconventional reservoirs in the continental shelf and the territorial sea.

b)

Establishes a 12% percentage payable as royalties by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.

c)

Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.

d)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

Furthermore, Abbreviated Hydrocarbons Law No. 26,197, enacted in 2007, granted the Argentine provinces title to the crude oil and gas reserves located in their territories, and provinces were empowered to grant concessions and permits to private companies.

Additionally, pursuant to Decree No. 1,277/12 (as amended by Decree No. 272/15), duties are vested in the MEyM, with which hydrocarbon companies should be registered, and the Hydrocarbons Investment Plan’s Strategic Planning and Coordination Commission, whose primary role is to implement the National Plan for Hydrocarbon Investments, under which the companies should timely file with the Commission any required technical, quantitative and/or economic information necessary to evaluate the performance of the sector. The Companies should also submit an Annual Investment Plan consistent with the National Plan for Hydrocarbon Investments. This Executive Order also authorizes the MEyM to publish reference prices for each cost and expense component, as well as fuel reference prices, which are intended to cover production costs attributable to the activity and, in turn, achieve a reasonable profit margin. The MEyM may apply different types of penalties in case of breach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.4.2 Gas Market

2.4.2.1 Programs Encouraging an Increase in Domestic Natural Gas Production

2.4.2.1.1 Gas Plan I

On February 14, 2013, Res. No. 1/13 was published in the BO. This resolution creates the Gas Plan I Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas productio into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector. Gas Plan I was regulated by Resolution No. 3/13 issued by the National Plan for Hydrocarbon Investments’ Strategic Planning and Coordination Committee, (the “Committee”) and published in the BO on April 26, 2013.

Gas Plan I provides that the National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (U$S7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price actually collected from the sale of the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On August 7, 2013, pursuant to Res. No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by former subsidiary PEPASA, with retroactive effects to March 1, 2013.

2.4.2.1.2 Gas Plan II

In November 2013, the Committee issued Res. No. 60/13 creating Gas Plan II. Such program was directed to companies without previous production or with a maximum injection limit of 3.5 MMm3/d and included price incentives in the case of production increases, as well as penalties involving LNG imports in case of non-compliance with committed volumes. Res. No. 60/13 (as amended by ES Resolution N° 22/14 y N° 139/14), established a price ranging from U$S4/MMBTU to U$S7.5/MMBTU, based on the highest production curve attained.

On March 6, 2014 and January 30, 2015, former subsidiaries PELSA and Petrobras were registered with this program pursuant to Res. No. 20/14 and 13/15, respectively, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

It should be pointed out that the collection of the compensation for both programs depends on the payment capacity of the Argentine Government, which has incurred a delay in the cancellation of credit claims.

On April 3, 2018, MINEM Resolution No. 97/18 was published, which approves the procedure for the cancellation of compensations pending settlement and/or the payment for the year 2017 under the above-mentioned gas injection encouragement programs. Beneficiary companies opting for the application of the procedure should state their decision to adhere to adhere within a term of twenty (20) business days, waiving all present or future administrative and/or judicial actions, remedies, rights or claims regarding the payment of obligations arising from the programs. The cancellation procedure established in the Resolution provides that the amounts will be payable in thirty equal and consecutive installments as from January 1, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

The Company has decided to adhere to the payment procedure established in MINEM Resolution No. 97/18, and the estimated compensation amount for the Group provided for by said resolution amounts to U$S148 million (see Note 12.2).

On February 21, 2019, SGE Resolution No. 54/19 was published, which modifies the procedure for the cancellation of compensations pending settlement and/or the payment for the year 2017 (MINEM Resolution No. 97/18), the main modification being that cancellations would be instrumented through the delivery of public debt bonds.

2.4.2.1.3 Unconventional Gas Plan

On March 6, 2017, MEyM Resolution No. 46-E/2017 was published, which created the Program for the Encouragement of Investments in the Development of Natural Gas Production from Unconventional Reservoirs (the “Unconventional Gas Plan”) seeking to encourage investments for the production of natural gas through unconventional methods in the Neuquén Basin and effective until December 31, 2021.

To join this program, an investment plan should be submitted for concessions located in the Neuquén Basin producing unconventional natural gas; the program consists of the payment of a compensation to be determined on a monthly basis by multiplying the gas volume sold from the covered concessions by the difference between its minimum price and its actual price (the average volume billed by each company in the domestic market). The minimum price is U$S7.50 per million BTU for the year 2018, and it will later decrease by U$S0.50 per million BTU per year until reaching U$S6.00 per million BTU for the year 2021. Compensations under this program may be collected as from the month following the submission of the application to join the program or the month of January, 2018, whichever is later, and until December 2021. Compensations assessed as indicated above will be payable as follows: 88% to the companies joining the program, and the remaining 12% to the province where the concession covered by the program is located. Compensations will be assessed in U.S. dollars but will be payable in pesos at the exchange rate for sales operations of Banco de la Nación Argentina effective on the last business day of the month corresponding to the production subject to compensation.

On November 2, 2017, MEyM Resolution No. 419/2017 was published in the BO. This resolution amends Resolution No. 46/2017 and classifies concessions into pgilot and developing, with an Initial Production equal to or higher than 500,000 m3/day (monthly average between July 2016 and June 2017). Undeveloped concessions may obtain a guaranteed minimum price for their whole production provided they reach an annual average production equal to or higher than 500,000 m3/day during a twelve-month period by December 31, 2019. Developing concessions may only apply for the benefit for the incremental portion of their Initial Production. The reference price for the incentive will be calculated using the domestic market’s weighted average reported by the MEyM’s Secretariat of Hydrocarbon Resources.

On November 17, 2017, MEyM Resolution No. 447/2017 was published in the BO. This resolution extends the application of the Unconventional Gas Plan created by Resolution No. 46/2017 and amended by Resolution 419/2017 to natural gas production from unconventional reservoirs in the austral basin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

Finally, on January 23, 2018, MEyM Resolution No. 12E/2018 was published, which introduces certain modifications to the Unconventional Gas Plan created by MEyM Resolution No. 46/17, as amended, including an extension of the definition of “Covered Concessions” to include more than one concession in a single Plan provided:

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

The Company has requested the SGE to include the following exploitation projects timely approved by the provincial enforcement authority in the Unconventional Gas Plan: (i) “Río Neuquén”, filed on February 5, 2018, as owner of 33.07% of production, (ii) “El Mangrullo”, filed on July 26, 2018, as operator and owner of 100% of production; and (iii) “Sierra Chata”, filed on July 30, 2018, as operator and owner of 45.55% of production.

However, on January 30, 2019, in a meeting called by the SGE, affected gas producers (including the Company) were informed that no new projects would be approved under the Unconventional Gas Plan, and that the SGE would evaluate a new incentive scheme for the production of unconventional gas during the winter period.

As of the issuance of these financial statements, the SGE has still not issued any resolution or administrative decision in this respect, and the Company has not been formally notified of the rejection of the above-mentioned exploitation projects; notwithstanding that, the Company is currently analyzing the course of action to take and awaiting a new incentive proposal for the winter period.

2.4.2.2 Natural Gas for the Residential Segment and CNG

2.4.2.2.1 Administration of the Priority Demand

In June, 2016, MEyM Res. No. 89/16 was published in the BO, which established the criteria for the standardization of natural gas purchases within the PIST by distribution service providers in order to meet the Priority Demand. Additionally, criteria were established to guarantee the meeting of the Priority Demand through the Emergency Executive Committee (CEE) in case of operational emergencies which may affect its normal supply.

In June, 2017 ENARGAS Resolution No. 4502/17 was published, which approved the procedure for dispatch administration in the CEE. In case the CEE does reach an agreement, ENARGAS will define the supply taking into consideration each producer’s available quantities minus the amounts previously purchased to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.4.2.2.2 New Natural Gas Prices within the PIST

In early January, 2018, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated and, therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply agreements will be determined by the free interaction of supply and demand. As a result, on November 29, 2017, with the backing of the MEyM, natural gas distributors executed an agreement with the country’s main natural gas producers, including the Company, effective from January 1, 2018 to December 31, 2018. Prices were differentiated based on the source basin, the user category, and whether the tariff was full or differential, with periodic increases, and ranged from U$S 1/MBTU to U$S 6.5/MBTU.

However, on account of the significant devaluation of the Argentine peso and the impossibility to transfer this new exchange rate on to final users’ tariff schemes, in early October, 2018 this agreement was ineffective and, consequently, prices with gas distributors began to be agreed in the spot market on a daily basis.

Furthermore, ENARGAS Resolutions No. 280-289 and 292/2018 were issued, which established, effective for a six-month period beginning October 1, 2018, the new natural gas final tariffs for SGP, CNG and residential users considering a price for natural gas as input ranging between U$S 1.74/MBTU y U$S 3.98/MBTU, including the differential tariff.

Furthermore, on November 15, 2018 Decree No. 1,053/2018 was issued, which established, on a one-off basis, that the National Government assume the difference between the price of gas purchased by gas distributors and the price of gas recognized in distributors’ final tariffs for the April 2018 – March 2019 period. ENARGAS will determine the net amount, which will be transferred to each Distributor in 30 monthly and consecutive installments as from October 1, 2019 updated using the BNA’s 30-day interest rate; once an installment has been received, Distributors must immediately make the corresponding payments to gas suppliers, and must inform and credit them monthly before the ENARGAS.

As of the issuance of these financial statements, the Company has not still decided whether or not to adhere to the payment procedure established by Decree No. 1,053/18.

Finally, on February 12, 2019, with the publication in the BO of ENARGAS Res. No. 72/19, the methodology for passing the gas price on to tariffs and the general procedure for calculating accumulated daily exchange differences entered into effect. Among other aspects, this methodology contemplates the recognition of prices stipulated in the agreements entered into between distributors and producers and the definition of the exchange rate to be used. Specifically, it provides that the exchange rate to be considered between producers and distributors should be BNA’s average exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rates stipulated in the agreements.

2.4.2.3 Tender for Firm Gas Supply

SGE Resolution No. 32/19, published in the BO on February 11, 2019, approved the mechanisms for the single price tender for firm gas supply to distributors by producers and IEASA. It also defined commitments for up to 70% of the maximum daily volume for a term of 12 months, with seasonal variations, effective as from April 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

From the Southern and Neuquina basin, 14.4 million m3-day were assigned for the summer and 36.1 million m3-day for the winter, at a weighted average price between auctioned offers of U$S 4.62/MBTU. Out of these volumes, 83% corresponded to the Neuquina Basin at a weighted average price of U$S 4.61/MBTU. Pampa took part in this auction.

Furthermore, from the Northwest basin, 3.8 million m3-day were assigned for the summer and 9.4 million m3-day for the winter, at a weighted average price of U$S4.35/MBTU.

2.4.2.4 Acquisition of Natural Gas for Generation

As explained in detail in Note 2.1.9, MINEM Resolution No. 46/18 and MEGSA Circular Letter No. 254/18 established new maximum prices within the PIST for natural gas and a mechanism for online auctions for the acquisition of natural gas by CAMMESA to supply thermal power plants during the September-December 2018 period. On September 6, 2018, CAMMESA’s auction for the stated period took place, and offers for a total 143 million m3 of interruptible gas-day were received with a weighted average PIST price of U$S3.8/MBTU. Pampa took part in this auction.

Later, SGE Resolution No. 70/18 empowered generating, self-generating and co-generating agents to acquire the fuels required for their generation, without making a distinction between liquid fuels, natural gas or other types of fuel.

However, as this is an option granted to the generator, it could be argued that, even if the agreement provides that the supply is an obligation by the generator, in case it opts not to acquire the fuel on its own, CAMMESA should keep supplying the necessary fuel.

It should be pointed out that since the seasonal programming conducted on November 12, 2018, the Company has opted to make use of its self-supply capacity, and has destined a significant part of its natural gas production to its thermal units’ dispatch.

Furthermore, on December 27, 2018, under another CAMMESA auction conducted for the year 2019, offers for a total 222 million m3 interruptible gas-day were received, at seasonal PIST prices with a maximum price of U$S5.2/MBTU and a minimum price of U$S3.2/MBTU for the June-August 2019 period, and with a maximum price of U$S3.7/MBTU and a minimum price of U$S2.2/MBTU for the rest of the year. Pampa took part in this auction.

2.4.2.5 Natural Gas Exports

MEyM Resolution No. 104/2018 and SGE Resolution No. 9/2018, issued on August 21 and September 15, 2018, respectively, established a Procedure for the Authorization of Natural Gas Exports. Authorizations may consist of short-term (up to 1 year) or long-term (1 to 10 years) exports, whether on an interruptible basis or on a firm basis for summer periods (October - April for a term of up to 5 years), or operational exchanges in emergency situations, the security of supply to the Argentine domestic market being a condition in all cases. Furthermore, in the case of projects covered by the Unconventional Gas Plan, exported natural gas may not be computed as part of and/or within the production applicable to such program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

On December 12, 2018, the Company was authorized pursuant to SGE Resolution No. 252/2018 to export natural gas to Chile, on an interruptible basis, from the Río Neuquén and Rincón del Mangrullo areas, to Colbún S.A., at a PIST price of U$S4.2/MBTU, for a maximum volume of 2 million m3-day until November 15, 2019, or until meeting the total maximum quantity equivalent to the authorized daily export volume by the number of days this authorization is effective, whichever occurs first.

Furthermore, on January 22, 2019, the Company was authorized pursuant to SGE Resolution No. 12/2019 to export natural gas to Uruguay, also on an interruptible basis, from the Río Neuquén and Rincón del Mangrullo areas, to the National Administration of Power Stations and Electric Transmissions, at a PIST price of U$S4.01/MBTU, for a maximum volume of 600 million m3-day until May 1, 2019, or until meeting the total maximum quantity equivalent to the authorized daily export volume by the number of days this authorization is effective, whichever occurs first.

It should be pointed out that from September 4, 2018 to December 31, 2020, the application of a natural gas export tax of $ 4 over each exported U$S, with a maximum 12% tax rate, was regulated.

2.5 Gas Transportation

2.5.1. General aspect

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

2.5.2. TGS’s Tariff situation

2.5.2.1.    Integral Agreement

On March 30, 2017, within the framework of the tariff renegotiation process mentioned above, TGS entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”). The 2017 Integral Agreement had as background the transitional agreements celebrated in 2008, 2016 and 2017 (the "Transitional Agreements") by which TGS was granted with transitional tariff schedule applicable in order to continue providing the service of natural gas transportation service.

After being approved by the different intervening government agencies and the National Congress, the 2017 Integral Agreement was ratified on March 27, 2018, through PEN Decree No. 250/2018. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

-

The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the charge of access and use (CAU), respectively.

-

A Five-Year Investment Plan is approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543 (valued at December 31, 2016).

-

A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

-

TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

-	Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017.
-	Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.
-

Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by the ENARGAS.

In addition, completing the RTI process, prior to the ratification of the 2017 Integral Agreement and within the framework of the Transitional Agreements, the Company received the following tariff increases:

-

Through Resolution ENARGAS I-2852/2014 on April 7, 2014, a staggered increase of 8% was established as of April 1, 2014, from 14% accumulated since 1 June 2014 and 20% accumulated since August 1, 2014.

-

On June 5, 2015, ENARGAS issued Resolution No. I-3347/2015, which complements Resolution I-2852, which approved an increase in the tariffs applicable to the natural gas transportation service from May 1, 2015. This increase represented for TGS a transitional increase of 44.3% in the price of the natural gas transport service and 73.2% in the CAU.

-

Effective since April 1, 2016, an increase of 200.1% on the rates applicable to the public service of Natural Gas Transportation and to the CAU in accordance with the provisions of Resolution No. I-3724/2016 of ENARGAS, which could only be invoiced in full from October 7, 2016 after the ruling issued by the CSJN that determined the nullity of Resolutions N° 28/2016 and 31/2016 (jointly "Resolutions 28 and 31") of the MINEM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

2.5.2.2 Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On February 26, 2019, within the framework of the RTI, a new public hearing took place with the aim of the determination of the biannual tariff increase that will come into effect as of April 1, 2019. As of the date of issuance of these consolidated financial statements, ENARGAS has not issued the corresponding resolution.

2.5.2.3 Non-regulated segments

2.5.2.3.1 Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

GLP domestic sales prices are impacted by the provisions of Law No. 26.020 "Regime of the industry and commercialization of liquefied petroleum gas" and the SRH (former Secretary of Hydrocarbon Resources), that sets forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply.

In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually by the SRH. On March 30, 2015, the PEN issued Decree No. 470/2015, regulated by SE Resolution No. 49/2015, which sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the GLP producers to supply at a fixed price with a quota assigned to each producer. Additionally, payment of compensation to the participating producers of the Households with Bottles Program was established.

During 2017, the MINEM issued Resolutions No. 56/2017 and No. 287/2017, setting the prices at Ps. 2,568 per ton of butane and $ 2,410/tn of propane as of April 2017 and at $ 4,302/tn of butane and $ 4,290/tn of propane as of December 1, 2017. For 2016 and the first quarter of 2017, the price was set by Resolution No. 70/2015 in $ 650 /tn.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

On March 27, 2018, the SRH issued Resolution No. 5/2018, which increases as from April 1, 2018, the price of the products contributed to the Households with Bottles Program to $ 5,416/tn and $ 5,502/tn of butane and propane, respectively. On the other hand, the compensation received from the National Government remained at $550/tn.

Finally, on January 28, 2019, the Energy Government Secretariat issued Resolution No. 15/2019 modifying the price for which the products contributed to the Households with Bottles Program are sold. As of February 1, 2019, the price increased to $ 9.154/tn and $9,042/tn of butane and propane, respectively, eliminating the compensation received by the Argentine government.

In this context, the Company has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

As of December 31, 2018, the Argentine Government owes TGS $ 293 million for these concepts.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the MINEM.

In 2017, the MINEM issued Resolutions No. 74 and 474 /2017 that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at $ 1,267/tn and $ 2,832/tn and $ 1,941.20/tn and $ 3,694/tn, respectively, depending on the client to whom the undiluted propane gas is delivered.

Finally, on May 30, 2018, the Company initiated the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established. Additionally, this last extension established the propane sale price to customers under this program.

During 2018 and 2017, the Company received the amount of $ 407 million and $ 383 million, for subsidies for the programs mentioned above, respectively.

2.5.3.2 Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

2.6 Restructuring of the National Government’s interests in assets and energy sector companies

On November 1, 2017, Decree No. 882/2017 was published, which provides for the restructuring of the National Government’s interests in several energy sector companies and ventures to limit its participation to those works and services which may not be properly undertaken by the private sector.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

This Decree instructed the MEyM:

(i)  to take the necessary steps so that EBISA should be merged through absorption into ENARSA, which corporate name will be changed to Integración Energética Argentina S.A. (“IEASA”). As from the pre-merger agreement, IEASA will sell the energy corresponding to Argentina in all binational projects where EBISA takes part;

(ii) to adopt the necessary measures to sell, or, if applicable, so that IEASA may sell, assign or otherwise transfer to the private sector, certain assets, works and participations, including the Ensenada de Barragán and Brigadier López power plants, pursuant to public bidding processes, preserving the rights stipulated in the applicable corporate and contractual instruments (i.e., preemptive rights).

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

In observance of the previous instructions, IEASA launched the national and international public tenders for the sale of Ensenada de Barragán and Brigadier López thermal power plants. The deadline for the presentation of offers is January 31, 2019. The public tender contemplates the transfer of the goodwill and the assignment of certain rights, contracts and staff, as well as the repurchase of part of the liabilities issued by the trusts. Appraisals were made by the National Appraisal Court. Bids should contemplate the payment in cash of 75% of the applicable appraisal. Bids above the minimum price may consist of cash or LVFVDs.

The Company has not submitted any bid under these public tenders.

2.7. Tax reform

On December 29, 2017 the PEN issued Law No. 27,430 that has introduced several modifications in tax treatment, the key components of which are described below:

2.7.1 Income tax

2.7.1.1 Income tax rate

The income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Income tax rate change” under Income tax and Minimum notional income tax of the Consolidated Statement of Comprehensive Income (Note 10.6).

2.7.1.2 Tax on dividends

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

2.7.1.3 Transfer prices

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

2.7.1.4 Optional Tax revaluation

The Act provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings existing as of December 31, 2017. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and the remaining assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued.

The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

Several regulations (Decrees No. 353/2018 and 613/2018 and General Resolution (AFP) No. 4287), have repeatedly postponed the date for exercising this option based on the international context and the greater volatility in financial variables affecting decision-making regarding the exercise of the option. Even though in principle the deadline for exercising this option is February 28, 2019 for companies with fiscal years closing as of December 31, Decree No. 143/19 issued on February 22, 2019 that extended this period by one month, until March 29, 2019.

On March 27, 2019, Pampa and CPB have decided to exercise the above-mentioned option (see Note 23).

2.7.1.5. Adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

i.

a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the variations in the Consumer Price Index: General Level (IPC) published by the National Institute of Statistics and Censuses (INDEC); and

ii.

the application of the comprehensive adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed one hundred percent (100%) over the thirty-six (36) months preceding the closing of the fiscal period to be settled; alternatively, for the first, second and third fiscal year as from its effective date, this proceeding will apply in case the accumulated variation in such price index, calculated from the beginning of the first fiscal year to the closing of each fiscal year, are higher than fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 2: (Continuation)

As of the end of fiscal year 2018, an accumulated variation in the price index exceeding the foreseen 55% condition for the application of the comprehensive adjustment in such first fiscal year has not been evidenced. However, the costs of goods acquired during fiscal year 2018 have been adjusted in accordance with the procedure stated in subsection (i).

2.7.2 Value-added tax

Reimbursement of favorable balances from investments.

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.7.3. Fuel tax

Certain modifications are introduced to the fuel tax, incorporating a tax on the emission of carbon dioxide. Tax on Fuels comprises the Tax on Liquid Fuels ("ICL") and the Carbon Dioxide Tax ("IDC"). The reform simplifies the fuel taxation structure, keeping the same tax burden effective prior to the reform.

By means of Law No. 27,430, subsection c) of Section 7 of Chapter I of Title III of Law No. 23,966 was modified, establishing the fuel tax exemption for the transfers of certain taxable products used as raw material in petrochemical processes. Later, Decree No. 501/2018, regulated Law No. 23,966 and established that transfers of virgin naphtha and pyrolysis gasoline are exempted from the fuel tax when are destined to a petrochemical catalytic reform process.

This regulatory modification allowed a significant financial saving for the Company as a consequence of the tax exemption on the purchase of virgin naphtha as raw material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by IASB.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 11, 2019.

Significant accounting policies adopted in the preparation of these financial statements are described in Note 4, which have been consistently applied in these financial statements, unless otherwise stated.

These accounting policies have been applied consistently by all Group companies.

Restatement of financial statements

The financial statements have been stated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 "Financial reporting in hyperinflationary economies".

Comparative information

The comparative information has been stated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 "Financial reporting in hyperinflationary economies".

Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

Additionally, with the purpose of improving the quality of the revised internal information for decision-making and resource allocation processes, the Company has assigned to each business segment the expenses of the centralized structure and the financial results associated with the management of the net financial debt and the income tax considered in the Holding and Others segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below.

4.1    New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2018 and adopted by the Company

The Group has applied the following standards and/or amendments for the first time for their annual reporting period commencing January 1, 2018

- IFRS 15 "Revenue from contracts with customers" (issued in May 2014 and amended in September 2015)

- IFRS 9 "Financial instruments" (amended in July 2014)

- IFRS 2 "Share based payments" (amended June 2016)

- IFRIC 22 "Foreign currency transactions and advance consideration" (issued in December 2016)

- Annual improvements to IFRS Standards - Cycle 2014-2016 (issued in December 2016)

The impact of the main issues related to the initial application of IFRS 9 and IFRS 15 is disclosed below, the application of the rest of the standards, amendments or interpretations did not have any impact on the results of the operations or the financial position of the Company, neither on the accounting policies applicable as from January 1, 2018.

4.1.1 Impacts of adoption

4.1.1.1 IFRS 15

The Company opted to apply IFRS 15 retrospectively as from of January 1, 2018, only in relation to contracts that were not completed at the date of initial application, recognizing, when applicable, the cumulative effect of the application as an adjustment to the opening balance of retained earnings.

The management has assessed the effects of the application of IFRS 15, in relation to the contracts not completed as of January 1, 2018 and has not identified differences related to the identification of performance obligations, nor the methodology for allocating prices to those obligations, that could affect the amount or timing of revenue recognition and, as a consequence, the Company did not recognize any adjustment to the opening balance of retained earnings. Finally, no significant contract assets or contract liabilities to be separately presented in accordance with IFRS 15, have been identified.

4.1.1.2 IFRS 9

The Company applied IFRS 9 amended as from January 1, 2018, with the practical expedient permitted under the standard, without restating comparative periods.

The Company has reviewed its financial assets measured and classified at fair value through profit and loss or at amortized cost and has concluded that satisfy conditions to maintain the classification. As a result, the initial adoption did not affect the classification and measurement of financial assets of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

On the other hand, regarding the new hedge accounting model, the Company has not opted for the designation of any hedge relationship at IFRS 9 amended initial adoption date and, consequently, the initial adoption did not have any impact on the results of operations or the financial position of the Company.

Finally, in relation to the change in the impairment methodology for financial assets based on expected credit losses, the Company applied the simplified approach of IFRS 9 for trade receivables and for other receivables with similar risk characteristics. To measure the expected credit losses, rates are calculated for different ranges of days past due on receivables that are grouped by business segment, and based on shared credit risk characteristics.

The expected credit loss as of January 1, 2018 was determined based on credit loss rates calculated for days past due detailed below:

Rates	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+180 days
Distribution of energy	8%	8%	12%	19%	26%	59%	69%	69%
Rest of business segments	0.32%	0.93%	8.11%	19.61%	35.69%	45.63%	59.00%	63.01%

The loss allowance for trade receivables adjustment as of January 1, 2018 for the application of the expected credit losses methodology to the loss allowance as of December 31, 2017, stated in terms of the measuring unit current as of December 31, 2018, amounted to $ 153 million and is detailed as follows:

Initial Adjustment
Loss allowance for trade receivables calculated under IAS 39 as of 12/31/2017	822
Adjustment to the opening balance of retained earnings	153
Loss allowance for trade receivables calculated under IFRS 9 as of 01/01/2018	975

The loss allowance for other receivables adjustment as of January 1, 2018 for the application of the expected credit losses methodology to the loss allowance as of December 31, 2017, stated in terms of the measuring unit current as of December 31, 2018, amounted to a decrease of $ 39 million and is detailed as follows:

Initial Adjustment
Loss allowance for other receivables calculated under IAS 39 as of 12/31/2017	256
Adjustment to the opening balance of retained earnings	(39)
Loss allowance for other receivables calculated under IFRS 9 as of 01/01/2018	217

The detailed adjustments to the opening balance in equity as a result of the application of IFRS 9, stated in terms of the measuring unit current as of December 31, 2018, are disclosed net of tax effect for a total amount of $ 80 million, with counterpart in retained earnings of $ 55 million and in non-controlling interest of $ 25 million.

In the prior year, the calculation of the loss allowance for trade receivables and other receivables was assessed based on the incurred loss model, and considered the existence of objective evidence of default for the recognition of losses in the statement of comprehensive income.

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

The Company will apply the practical expedients permitted under IFRS 16, in relation to the lease contracts previously identified as such under IAS 17, retrospectively with the cumulative effect recognised as an adjustment to the opening balance of retained earnings as of January 1, 2019, without restating the comparative information.

The company will recognise right-of-use assets for an amount equal to the lease liability at the adoption date (which is equivalent to the present value of the remaining lease payments), adjusted by the amount of any prepaid or accrued lease payments as of December 31, 2018. The Company is ending the analysis of its application and estimates that the initial application will not have a significant impact in retained earnings.

The Company, will maintain the recorded book value for the right-of-use assets and lease liabilities previously classified as finance leases under IAS 17, at the adoption date.

Finally, no transition adjustments will be made for leases in which Pampa is a lessor.

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

- IFRIC 23 "Uncertainty over Income Tax Treatments": issued in June 2017. Clarifies how to apply IAS 12 when there is uncertainty over income tax treatments to determine income tax. According to the interpretation, an entity shall reflect the effect of the uncertain tax treatment by using the method that better predicts the resolution of the uncertainty, either through the most likely amount method or the expected value method. Additionally, an entity shall assume that the taxation authority will examine the amounts and has full knowledge of all related information in assessing an uncertain tax treatment in the determination of income tax. The interpretation shall apply for annual reporting periods beginning on or after January 1, 2019, early application is permitted. The Company estimates that application of IFRIC 23 will not have any impact on the Company’s results of operations or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

- IFRS 9 "Financial instruments": application guidance modified in October 2017, in relation to the classification of financial assets in the case of contractual terms that change the timing or amount of contractual cash flows to determine whether the cash flows that could arise due to that contractual term are solely payments of principal and interest on the principal amount. It is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company estimates that its application will not have any impact on the Company´s results of operations or financial position.

- IAS 28 "Investments in associates and joint ventures": amended in October 2017. Clarifies IFRS 9 applies to other financial instruments in an associate or joint venture to which the equity method is not applied. It is applicable to annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company estimates that its application will not have any impact on the Company’s results of operations or financial position.

- Improvements to IFRSs – 2015-2017 Cycle: amendments issued in December 2017 that are effective for periods beginning on or after January 1, 2019. The Company estimates that these amendments will not have any impact on the Company’s operating results or financial position.

-   IAS 19 "Employee benefits": amended in February 2018, establishes changes for measurement of past services costs and net interest in case of post-employment defined benefit plans amendments, curtailments or settlements. It is applicable to plan amendments, curtailments or settlements occurring on or after 1 January 2019.

-   Conceptual Framework: the IASB issued a revised conceptual framework for financial reporting that will replace the current framework. However, the framework is not a standard, nor does it replace any existing standard. The set of concepts of the revised conceptual framework is effective immediately for the IASB and Interpretations Committee. It is effective for annual periods beginning on or after January 1, 2020 for companies with financial statements under IFRS that use the conceptual framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

-   IFRS 3 "Business Combinations": amended in October 2018. Clarifies the business definition and establishes guidelines to determine whether a transaction should be accounted as a business combination or as an asset acquisition. It is applicable to acquisition transactions on or after January 1, 2020 and early adoption is permitted.

-   IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, changes in accounting estimates and errors": amended in October 2018. Clarify the definition of material and incorporate the concept of "obscured information" when there is a similar effect to omitting or misstating that information. It is applicable prospectively to annual periods beginning on January 1, 2020 and early adoption is permitted.

4.3    Effects of changes in inflation and foreign exchange rate

4.3.1 Functional and presentation currency

Information included in the financial statements is measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

In order to determine whether an economy is categorized as a high inflation economy under IAS 29, the standard details several factors to be assessed, including the existence of a cumulative inflation rate over three years approaching, or exceeding, 100%. Cumulative inflation over the last three years exceeds 100%. Therefore, the Argentine economy should be considered a high inflation economy under IAS 29 as from July 1, 2018. The standard establishes that the adjustment methodology should be applied from its last application date, which was February 2003.

In an inflationary period, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, and an entity with an excess of monetary liabilities over monetary assets gains purchasing power, provided such items are not subject to an adjustment mechanism.

In turn, Law No. 27,468, published in the BO on December 4, 2018, amended Article 10 of Law No. 23,928 as amended, establishing that the repeal of all legal or regulatory standards that establish or authorize the indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, for which the provisions of article 62 of Law No. 19,550 as amended will continue to be applicable. Additionally, the aforementioned law repealed of Decree No. 1,269 / 2002 dated on July 16, 2002 as amended and delegated to the PEN, through its controlling agencies, to establish the date from which the mentioned provisions will take effect in relation to the presentation of financial statements. Therefore, through General Resolution 777/2018, published in the BO on December 28, 2018, the CNV provided that entities subject to its control should apply the restatement method in a constant currency as established by IAS 29 for financial statements, interim financial statements and special purposes financial statements for periods ending as from December 31, 2018.

The main procedures for adjusting for inflation are the following:

-	Monetary assets and liabilities are not restated since they are already stated in terms of the measuring unit current at the end of the reporting year.
-	Assets and liabilities subject to adjustments based on specific agreements are restated in accordance with such agreements.
-	Non-monetary assets and liabilities are restated by applying the variation of the general price index from the acquisition or revaluation to the end of the reporting year.
-	Equity components are restated by applying the variation of the general price index from the date of contribution, or from the moment they arose by any other means.
-	Non-monetary assets and liabilities measured at fair value are not restated since they are already stated in terms of the measuring unit current at the end of the reporting year.
-	Components of the statement of comprehensive income are restated by applying the variation of the general price index form the date on which the income and expenses were originally recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

-	The loss or gain derived from the net monetary position of the Company is included in the statement of comprehensive income, in “Financial results”, under the heading "Gain on monetary position".
-	All the comparative figures are restated by applying the variation of the general price index until the end of the current year.

For initial application of the restatement method, equity accounts were restated as follows:

-

Share capital and treasury shares were restated from the date of subscription, repurchase or from last adjustment for inflation application date, whichever happened later. The resulting amount was included in "Adjustment of capital" and "Adjustment of own shares in portfolio" lines, respectively.

-	Share premiums were restated from the date of the respective merger.
-	Exchange differences on translation were stated in real terms.
-	Other comprehensive income or loss were restated from the date of each accounting registration.
-	Reserves were not restated in the initial application.

The adjustment for inflation was calculated considering the price index established by the FACPCE based on the price index published by the INDEC. As of December 31, 2018, the price index amounted to 184,255, with an inflation rate of 47.6% and 148.0% for the periods of 12 and 36 months, ended on that date, respectively.

4.3.2 Transaction and balances in foreign currency

Foreign currency transactions are translated into the functional and presentation currency using the exchange rates as of at the date of the transaction or measurement, if there are remeasured items. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income, net of inflation effect, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and transactional exchange rate for foreign currency transactions.

4.3.3 Group companies

Results and financial position of subsidiaries and associates that have a different functional currency from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities are translated using the closing exchange rate;
-	gains and losses are translated using the exchange rates prevailing at the date of the transactions, stated in terms of the measuring unit current at the end of the reporting year.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

The results from the translation process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”, net of inflation effect. When an investment is sold or disposed of, in whole or in part, the related differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

4.4    Principles of consolidation and equity accounting

4.4.1 Subsidiaries

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

The acquisition method of accounting is used to account for business combinations by the group (see Note 4.4.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Comprehensive Income under the heading Foreing Currency Exchage Difference, net.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.4.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.4.4 below), after initially being recognized at cost.

4.4.3. Joint arrangements

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

Joint ventures

Interests in joint ventures are accounted for using the equity method (see Note 4.4.4 below), after initially being recognized at cost.

4.4.4. Equity Method

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

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.9.

4.4.5 Business combinations

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

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of: i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

4.4.6. Changes in ownership interests

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

4.5    Segment reporting

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.6    Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at acquisition cost stated in terms of the measuring unit current at the end of the reporting year, less depreciation a less any accumulated impairment.

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

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs, net of the inflation effect, accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period.

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost stated in terms of the measuring unit current at the end of the reporting year, less any loss due to impairment, if applicable.

The depreciation methods and periods used by the group are described below.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount, stated in terms of the measuring unit current at the disposal date. The resulting amount is subsequently stated in terms of the measuring unit current at the end of the reporting year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.6.1          Depreciation methods and usefull lives

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

4.7    Intangible assets

4.7.1          Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired at the date of acquisition, stated in terms of the measuring unit current at the end of the reporting year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.7.2          Concession arrangements

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamanteand Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization and are stated in terms of the measuring unit current at the end of the reporting year less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

4.7.3          Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization and are stated in terms of the measuring unit current at the end of the reporting year less depreciation a less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.8    Assets for oil and gas exploration

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

According to the successful efforts method of accounting, exploration costs (including geological and geophysical costs), excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

4.10    Financial assets

4.10.1       Classification

The Group classifies its financial assets in the following categories:

  i.          those that are subsequently measured at fair value (either through other comprehensive income or through profit or loss), and

ii.          those that are subsequently measured at amortised cost.

The classification depends on the entity´s business model for managing the financial assets and the contractual cash flow characteristics.

Gains and losses from financial assets measured at fair value, will be recorded in the Statement of Comprehensive Income or in Statement of Other Comprehensive Income.

Investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may make an irrevocable election at initial recognition to present subsequent changes in other comprehensive income. The Company's election was to recognize changes in fair value through profit and loss.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

4.10.2       Recognition and derecognition

Regular way purchases and sales of financial assets are recognised and derecognised, as applicable, using trade date accounting or settlement date accounting on the date of contracting or settlement, that is, the date on which the Company commits itself to purchase or sell an asset. Financial assets are derecognized only when the contractual rights to receive the cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.10.3 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognised in profit or loss and disclosed in “Changes in the fair value of financial instruments” within “Other financial Results. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognised or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures equity investments at fair value. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

4.10.4 Impairment of financial assets

As from January 1, 2018, the Company assesses the expected credit losses related to its financial instruments at amortized cost and financial instruments at fair value through other comprehensive income, if applicable.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

Edenor’s allowance for impairment of receivables is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customers that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, Edenor’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

4.10.5 Offsetting of financial instruments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

The Company recongnises provisions for impairment on trade and other receivables based on expected credit loss model described in Note 4.10.4. Trade receivables are written off when there is no reasonable expectation of recovery. The Company considers the following default indicators: i) voluntary reorganization proceedings, bankruptcy or initiation of judicial demands; ii) insolvency implying a high impossibility of collection and iii) past due balances greater than 90 days.

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

4.12             Derivative financial instruments and hedging account

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques. Subsequent accounting of changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company may designate derivative financial instruments in the following categories:

  fair value hedge of recognized assets or liabilities or over firm commitment (fair value hedge);
  cash flow hedges of a particular risk associated with recognized assets and liabilities and highly probable future transactions (cash flow hedges), or net investment hedge in foreign operation (net investment hedges).

At the beginning of the hedge relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, even if it is expected that changes in the cash flows of the hedging instruments offset changes in the cash flows of the hedged items. The Group documents its objective and risk management strategy to carry out its hedging operations.

Changes in the measurement of derivative financial instruments designated as cash flow hedge, which have been determined as effective, are recognized in equity. The gain or loss related to the ineffective portion is recognized immediately in profit or loss. Changes in the measurement of derivative instruments that do not qualify for hedge accounting are recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized in other comprehensive income. The gain or loss related to the ineffective portion is recognized immediately in the statement of income. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the statement of income.

The Company partially hedges its exchange rate risk mainly through the execution of forward contracts denominated in U.S. dollars. However, the Company has not formally designated privately negotiated derivatives as hedging instruments. Therefore, changes in their value are disclosed in “Foreign currency exchange difference”, under “Other financial results”.

4.13             Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation and Distribution of Energy business segments.

Inventories are stated at the lower of cost stated in terms of the measuring unit current at the end of the reporting year or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

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

4.14  Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount stated in terms of the measuring unit current at the end of the reporting year and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) until fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. The gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

4.15  Cash and cash equivalents

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

All equity items are stated in terms of the measuring unit current at the end of the reporting year, except for “Share Capital” and “Treasury Shares”, which represent the subscribed and integrated capital in circulation and portfolio, respectively. Adjustments derived from restating those items into the measuring unit current at the end of the reporting year are disclosed in items “Share capital Adjustment” and “Treasury shares Adjustment”, respectively.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity. The restatement into the measuring unit current at the end of the reporting year has been applied from the date of subscription. The restatement of Treasury shares and Treasury shares cost have been applied from the date of each share repurchase transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

b.     Share premium

It includes:

(i)

The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses. The restatement into the measuring unit current at the end of the reporting year has been applied from the date of subscription.

(ii)

The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence. The restatement into the measuring unit current at the end of the reporting year has been applied from the date of each purchase transaction after restating the result into the measuring unit current at the date of each purchase.

(iii)

The difference between the proportional equity value registered before the merger of subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship. The restatement into the measuring unit current at the end of the reporting year has been applied from the merger effective date as determined by the Merger Commitment.

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19,550, 5% of the profit arising from the statement of comprehensive income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is reached. The amount is stated at book value at the beginning of the first period of application of IAS 29 and subsequently is stated in terms of the measuring unit current at the end of the reporting year. Any amounts of legal reserve appropriated after IAS 29 first application, is restated from the end of the prior year.

d.     Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies. The amount is stated at book value at the beginning of the first period of application of IAS 29 and subsequently is stated in terms of the measuring unit current at the end of the reporting year. Any amounts of legal reserve appropriated after IAS 29 first application, is restated from the end of the prior year.

e.     Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans. The amount is stated at book value at the beginning of the first period of application of IAS 29 and subsequently is stated in terms of the measuring unit current at the end of the reporting year. Any amounts of legal reserve appropriated after IAS 29 first application, is restated from the end of the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

f.      Retained earnings (Acumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS. The restated amount is derived from the difference between the equity at the beginning of the first period of application of IAS 29 and the restatement of assets, liabilities and the rest of the equity items. Subsequently, the amounts are restated into the measuring unit current at the end of the reporting year.

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

g.     Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and actuarial gains and losses for defined benefit plans and the related tax effect, net of the inflation effect.

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements. The restatement into the measuring unit current at the end of the reporting year has been applied from the date of the Shareholders' Meeting in which distsribution decision has been taken.

4.17             Compensation plans

Note 45 details the conditions applicable to the different compensation agreements, the payment conditions, and the main variables considered in the corresponding valuation model.

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

ii)

Company Value Sharing (“Company-Value Compensation”) – Pampa (as PEPASA´s successor company): the Black-Scholes-Merton financial valuation model was used to make this estimate, taking into consideration the enforceability of the remuneration. The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the recognition of an increase in liabilities. Liabilities are revalued on each balance sheet date and at their settlement date. Any change in the fair value of liabilities is disclosed under profit or loss.

iii)

Annual Variable Compensation granted to certain officers for the performance of technical and administrative duties amounting to 7% of the EBDA accrued (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA´s continuing business in Pampa. The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

4.18.2 Edenor’s customer refundable contributions

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.18.3 Edenor’s particular matters

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

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale, net of the inflation effect. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

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

4.21.1 Short-term obligations

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

4.21.2 Defined benefit plans

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.22             Provisions, contingent liabilities and contingent assets

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

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognised. The Company discloses in notes to the financial statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity.

Contingent assets are no recognised. The Company discloses in notes to the financial statements a brief description of the nature of material contingent assets, where the related inflows of economic benefits are estimated to be probable.

4.23             Revenue from contracts with customers

4.23.1 Generation segment

(i) Revenues from SPOT market sales (SEE Resolution No. 19 /2017)

The Company recognizes revenues from i) power availability on a monthly basis as the different power stations are available to generate and ii) energy generated when the delivery of energy is effective, based on the price specified in the applicable Resolution depending on the technology of each plant, including the additional remuneration, if applicable. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

(ii) Revenues from contracts with CAMMESA (SE Resolution No. 220/07, SEE Resolution No. 21/16, SEE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days.

(iii) Revenues from contracts within the MAT (energy plus Resolution SE No. 1,281/06)

The Company recognizes revenues from energy plus sales and renewable energy when the delivery of energy is effective based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.23.2 Distribution segment

(i) Revenues from contracts with customers (ENRE Resolutions No. 63/17, 603/17, 33/18, 208/18 and SE Resolution No. 366/18)

Edenor recognizes, on a monthly basis, revenues from electricity distribution and commercialization as energy is distributed to each client based on the applicable tariff and procedures established by the ENRE. Such revenue includes energy delivered, whether billed or unbilled, at the end of each period. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The current remuneration scheme establishes certain limits to the increase in the VAD resulting from the tariff structure review process, as well as a mechanism for monitoring the variation of CPD, which implies an increase in the compensation scheme for certain cases; the Company recognizes related revenues only to the extent that it is highly probable that a significant reversal will not occur and it is probable that the consideration will be collected regardless the period in which the energy is distributed.

Edenor recognizes revenues related to energy supply to low-income areas and shantytowns, only to the extent that the Framework Agreement with Argentine Nation and Province of Buenos Aires has been renewed for the period in which the service was rendered.

(ii) Edenor’s other revenues from contracts with customers

Edenor recognizes other revenues from contracts with customers in relation to connection and reconnection services, rights of use on poles and transport of energy to other distribution companies on a monthly basis as services are rendered based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.23.3 Oil and gas segment

The Company recognizes revenues from the sale of gas when control of the product is transferred, that is, at the output of each area, when the gas is delivered to the carrier and to the extent there is no unfulfilled obligation that could affect the acceptance of the product by the client. In all cases the transport of the gas is in charge of the client. Revenues from these sales are recognized based on the price by product specified in each contract or agreement to the extent that it is highly probable that a significant reversal will not occur.

Revenues are not adjusted for the effect of financing components as sales are made with a credit term not exceeding 45 days, which is consistent with market practice.

4.23.4 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign market, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(a) when the products are dispatched and transported by and in charge of the client, or,

(b) when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the products according to the sale contract, the acceptance provisions have expired, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognized based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with a credit term not exceeding 90 days, which is consistent with market practice.

4.23.5 Holding and others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with a credit term of 30 days, which is consistent with market practice.

4.24             Other Income

4.24.1 Government grants

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.24.1.1 Recognition of Compensation from Programs Encouraging an Increase in Domestic Natural Gas Production

The Company recognizes revenues from Programs Encouraging an Increase in Domestic Natural Gas Production when the delivery of the gas is effective based on the price established in the applicable regulation, only to the extent that it is highly probable that a significant reversal will not occur and it is probable that the consideration will be collected, that is, as the procedure established by Government is formally complied with. Although, the consideration Programs´ collection depends on the Argentine Government’s payment capacity that has incurred in important delays in the cancellation of the credits in the past, revenues are not adjusted for the effect of financing components, which is consistent with market practice.

The recognition of income from Programs Encouraging an Increase in Domestic Natural Gas Production is covered by IAS 20 since it involves a compensation as a result of the production increase committed.

This item has been disclosed under Programs Encouraging an Increase in Domestic Natural Gas Production, under Other operating income, in the Consolidated Statement of Comprehensive Income. Furthermore, ítem Extroardinary Canon disclosed within Other operating expenses includes fiscal costs related to this Programs.

4.24.2 Interest income

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized cost and financial assets at fair value through other comprehensive income are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to carrying amount net of impairment provision.

4.24.3 Dividends

Dividends are received from financial assets measured at fair value through profit or loss or through other comprehensive income. Dividends are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

4.25             Income tax and minimun notional income tax

4.25.1 Current and deferred income tax

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

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

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

Income tax rates prevailing at year-end in Argentina (see Note 2.7), Venezuela, Ecuador, Bolivia, Spain and Uruguay are 30%, 50%, 22%, 25%, 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 4: (Continuation)

4.26  Leases

Leases of property, plant and equipment where the Group, as lessor, has transferred all the risks and rewards of ownership are classified as finance leases (Note 18.2). Finance leases are recognized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental rights, net of finance charges, are included in other current and non-current receivables. Each lease payment received is allocated between the receivable and finance income. The finance income is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the receivable for each period. The property, plant and equipment leased under finance leases is derecognized if there is reasonable certainty that the Group will assign ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 18.1). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term (Note 18.1). The respective leased assets are included in the Consolidated Statement of Financial Position based on their nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: GROUP STRUCTURE

5.1    Business combinations

5.1.1 Acquisition of PPSL’s Capital stock

On May 13, 2016, Petrobras Internacional Braspetro B.V. (“Petrobras Holland”), a subsidiary of Petróleo Brasileiro S.A. (“Petrobras Brazil”) and the Company executed a share purchase agreement for the acquisition by the Company of the whole capital stock of PPSL, which holds 67.1933% of the capital stock and voting rights in Petrobras (respectively, the “Share Purchase Agreement” and the “Transaction”) for an amount of U$S 80 million.

On July 27, 2016, the Transaction was closed upon the meeting of all applicable conditions precedent, the Transaction’s final price, was set at U$S 900 million.

The following operations were completed after the closing of the Transaction:

(i)

On October 14, 2016, YPF acquired from Petrobras 33.33% of all rights and obligations in the concession over the Río Neuquén area for an amount of U$S 72 million and the 80% interest in the concession over the Aguada de la Arena area for an amount of U$S 68 million.

(ii)

On October 27, 2016, an affiliate of Petrobras Brasil acquired from Petrobras 33.6% of the rights and obligations in the concession over the Río Neuquén area for an amount of U$S 72 million and 100% of the rights and obligations pursuant to the Operating Agreement entered into by Petrobras, Bolivia Branch and YPF Bolivia, regarding the Colpa and Caranda areas in Bolivia for a negative value of U$S 20 million.

(iii)

The Company increased its direct and indirect interest in Petrobras to 90.4% as a result of the consummation of mandatory tender offer and voluntary public offer for the exchange of Petrobras’ shares (the offers), on November 22 and 23, 2016.

(iv)

In March 2017 and as a result of the Company's adherence to the regularization regime (moratorium), in relation to certain liabilities identified (see detail in Note 10.4), which established benefits of releasing tax fines and reducing compensatory interests, a payment obligation to Petrobras Brasil of $ 171 million, was generated as a contingent consideration in accordance with the Purchase Agreement and was paid on April 18, 2017.

5.1.2 Sale of participations

5.1.2.1. Sale and swap of indirect interest in TGS

On July 27, 2016, the Company sold its 25.5% indirect interest in TGS (through PEPCA, owner of a 10% equity interest in CIESA and through other subsidiaries rightholders as the only beneficiary of the trust that owns 40% equity interest in CIESA, the “interest in TGS”) to Grupo Inversor Petroquímica S.L. (members of the GIP Group, headed by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein group) (jointly, the “Purchasers”). The economic impact of the transaction reached to a gain of $ 1,015 million.

On January 11, 2017, the CNDC approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of PEPCA shares acquired on March, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

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

5.1.2.2 Sale of interest in Greenwind

With the purpose of incorporating into the project a strategic partner contributing part of the investments necessary for the development of the Mario Cebreiro Wind Farm, on March 10, 2017, CTLL and PP entered into an agreement with Valdatana Servicios y Gestiones S.L.U., an entity which later changed its name to Viento Solutions S.L. for the sale of 50% of Greenwind’s capital stock and rights for a total amount of U$S 11.2 million.

As a result of the transaction, the Company has deconsolidated Greenwind's assets and liabilities and presents its interest in the joint venture based on the equity method of accounting.

5.1.2.3 Sale of interest in Oldelval

On November 2, 2018, the Company entered into an agreement with ExxonMobil Exploration Argentina S.R.L. for the sale of 21% of Oldelval’s capital stock and rights, maintaining the remaining 2.1% interest.

Subsequently, on November 27, 2018, the transaction was closed upon the meeting of the applicable precendent conditions, the purchase price paid by the purchaser amounted to U$S 36.4 million.

As result of the transaction, the Comany has recongnised a $ 1.052 million gain, before taxes, stated in terms of the measuring unit current as of December 31, 2018.

5.1.3 Corporate reorganization

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.1.3.1 2016 Reorganization

On August 10, 2016, the Company and Petrobras’ Board of Directors resolved to instruct both managements to initiate all necessary tasks and procedures to merge Pampa Energía, as absorbing company, with Petrobras, as absorbed company.

Furthermore, it was considered appropriate to incorporate as absorbed companies under such merger, two Petrobras’ subsidiaries: PEISA (95% through a direct interest and 5% through an indirect interest) and Albares (100% direct interest).

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

On December 23, 2016, the Board of Directors of Pampa Energía, as absorbing company and Petrobras Argentina, PEISA and Albares, as absorbed companies, approved the CPF, which was authorized by the CNV on January 13, 2017. On February 16, 2017, the Extraordinary General Meetings of Shareholders approved the merger in agreement with the terms of the CPF. On April 19, 2017, the final merger agreement was entered into.

Pursuant to the provisions of Chapter X of the CNV provisions, the Company has filed a merger authorization proceeding before this entity and obtained from the CNV its authorization to publish the merger prospectus.

On May 2, 2018, the Public Registry registered the merger. On May 21, 2018, the exchange of Petrobras shares for those of the Company was effected (for the remaining 10.6% minority interest). As a result, 193,745,611 shares of Petrobras were exchanged for 101,771,793 shares of the Company, with 2,775 shares remaining as treasury shares since they were fractional or decimal shares which were paid in cash. As of December 31, 2018, in accordance with current regulations, the Company proceeded to sell those shares. There was no exchange ratio for PEISA and Albares’s shares, as Petrobras holds 100% of the capital stock of these companies.

5.1.3.2 2017 Reorganization

On September 22, 2017, the Company’s Board of Directors informed that the companies which would take part in the merger would be the Company, as absorbing company, and BLL, CTG, CTLL, EG3 Red, INDISA, INNISA, IPB, PP II and PEPASA, as absorbed companies.

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

On December 21, 2017, the Board of Directors of Pampa Energía, as absorbing company and BLL, CTG, CTLL, EG3 Red, INDISA, INNISA, IPB, PP II and PEPASA, as absorbed companies, approved the CPF, and on April 27, 2018, the Extraordinary General Meetings of Shareholders approved the merger in agreement with the terms of the CPF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

On June 1, 2018, the final merger agreement was entered into between Pampa and the absorbed companies and was filed for registration before the applicable controlling authorities. On July 20, 2018 the CNV’s authorization on merger publication was obtained and on August 2, 2018, the Public Registry registered the merger. On August 15, 2018, the exchange of PEPASA, CTG INNISA and INDISA shares for 144.322.083 of the Company was effected, with 1,880 shares remaining as treasury shares since they were fractional or decimal shares which were paid in cash. As of December 31, 2018, in accordance with current regulations, the Company proceeded to sell those shares. There was no exchange ratio for the remaining companies, as Pampa direct and indirect held 100% of the capital stock of these companies.

5.1.3.3 Merger of Subsidiaries

The merger's effective date detailed below was fixed on January 1, 2017 and correspond to business combinations between companies under common control, and therefore there is no effect in these consolidated financial statements.

5.1.3.3.1. CTLL, EASA and IEA.SA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEA.SA resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as absorbing company, and EASA and IEA.SA, as absorbed companies.

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

On January 18, 2018, the shareholders’ meetings of the intervening companies approved the merger and on February 19, 2018, the merger final agreement was entered into. On July 16, 2018, the Public Registry registered the merger.

5.1.3.3.2 PACOSA and WEBSA

On December 7, 2016, the Boards of Directors of PACOSA and WEBSA resolved to begin all necessary tasks and procedures for the merger through absorption between PACOSA, as absorbing company, and WEBSA as absorbed company.

On March 7, 2017, the shareholders’ meetings of the intervening companies approved the merger, and on May 30, 2017 the merger final agreement was entered into. On March 5, 2018, the Public Registry registered the merger.

5.2. Discontinued operations

As of December 31, 2017 assets and liabilities subject to the transactions detailed below have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated Statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.2.1. Sale of PELSA shares and certain oil areas

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

On April 4, 2018, upon the meeting of all applicable conditions precedent, the transaction was closed. The price paid by Vista, considering the agreed adjustments regarding interests in PELSA, amounted to U$S 389 million. This transaction generated a profit comprehensive income net of taxes in the amount of $ 1,115 million, as follows:

12.31.2018
Sale price	10,197
Book value of assets sold and costs associated with the transaction	(8,553)
Result for sale	1,644
Interests (1)	133
Income tax	(818)
Included in results	959

Other comprehensive income (loss)
Reclasification from exchange differences on translation	223
Income tax	(67)
Included in Other comprehensive income	156

Total comprehensive income	1,115

(1) Are exposed in "Financial income" of the consolidated statement of comprehensive income related to discontinued operations

5.2.2. Sale of assets in the Refining and Distribution segment

On December 7, 2017, the Company executed with Trafigura Ventures B.V and Trafigura Argentina S.A. an agreement for the sale of certain assets in the Company’s refining and distribution segment based on the conviction that the oil refining and distribution business calls for a larger scale to attain sustainability. The closing of the transaction, which is subject to the meeting of certain conditions precedent.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

Pursuant to the foregoing, as of December 31, 2017, assets and liabilities subject to this transaction have been measured at the lower of fair value less cost to sell and carrying value, stated in terms of the measuring unit current  immediately before held for sale criteria was met and it involved the recognition of an impairment of Intangible assets and Property, plant and equipment in the amount of $ 1.040 million.

On May 9, 2018, upon the meeting of all applicable precedent conditions the transaction was subject to, the closing of the sale to Trafigura was carried out, including the transfer of all the Company’s contracts, permits and licenses key for the ordinary conduction of the business, together with the transfer of 1,034 employees related to the assets subject-matter of the sale, of which 67 employees work on the Company’s corporate segment.

After applying the adjustments stipulated in the assets purchase and sale agreement, the transaction price amounted to U$S 124.5 million, and was paid by Trafigura on May 9, 2018, with the exception of U$S 9 million which were previously paid as down payment upon the execution of the agreement, and U$S13.5 million which have been deposited in an escrow account and which will be released in line with the transfer of the network’s gas stations to the “Puma Energy” brand.

Furthermore, after the closing of the transaction, Trafigura paid to Pampa U$S 56 million for the purchase of crude oil.

As of December 31, 2018, the closing of the transaction did not generate additional profits or losses, according to the following detail:

12.31.2018
Sale price	1,044
Book value of assets sold and costs associated with the transaction	(1,044)
Result for sale	-
Income tax	-
Total result	-

It should be highlighted that, as of December 31, 2018, the Company considers that under IFRS it has transferred control over the whole assets since, pursuant to the participation agreements entered into with Trafigura, it has not retained the power to redirect their use or substantially derive other benefits. However, as of the issuance of these financial statements the transfer of ownership and the assignment of agreements associated with the assets mentioned in subsections (i) and (iii) have been perfected, whereas the process for the legal transfer and actual assignment of the agreements associated with the assets described in subsections (ii) and (iv) has started with the rebranding of gas stations to the “Puma Energy” brand, owned by Trafigura, a process which is expected to end in 2019.

Upon completing the above-mentioned asset transaction, Trafigura and the Company executed several contractual agreements whereby, for the May 9, 2018 to November 9, 2018 period, the Dock Sud Terminal provided reception, storage and dispatch services for light fuels and base lubricants owned by Trafigura.

The Company continued executing agreements with other high level companies, to align the Dock Sud plant’s activity as a terminal providing logistics services to third parties. Results associated with the Dock Sud Terminal are disclosed under Continuing operations in the Refining and Distribution segment (see Note 23).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

The consolidated statement of comprehensive income related to discontinued operations is presented below:

As of December 31, 2018:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	2,481	15,900	(3,388)	14,993
Cost of sales	(1,233)	(13,606)	3,419	(11,420)
Gross profit	1,248	2,294	31	3,573

Selling expenses	(72)	(1,243)	-	(1,315)
Administrative expenses	(46)	(152)	-	(198)
Exploration expenses	(4)	-	-	(4)
Other operating income	54	211	-	265
Other operating expenses	(231)	(378)	-	(609)
Result from the sale of shareholdings in companies and property, plant and equipment	1,644	-	-	1,644
Operating income	2,593	732	31	3,356

Gain (Loss) on monetary position	255	80	(47)	288
Financial income	148	27	-	175
Financial expenses	(20)	(10)	-	(30)
Other financial results	(135)	824	-	689
Financial results, net	248	921	(47)	1,122
Income (loss) before income tax	2,841	1,653	(16)	4,478
				-
Income tax	(973)	(486)	-	(1,459)
Profit (loss) of the year from discontinued operations	1,868	1,167	(16)	3,019

Other comprehensive income (loss)
Income tax	(67)	-	-	(67)
Reclasification from exchange differences on translation	223			223
Exchange differences on translation	156	-	-	156
Other comprehensive income of the year from discontinued operations	312	-	-	312
Total comprehensive income (loss) of the year from discontinued operations	2,180	1,167	(16)	3,331

	Oil and gas	Refining y distribution	Eliminations	Total
Total income (loss) of the year from discontinued operations attributable to:
Owners of the company	1,778	1,167	(16)	2,929
Non - controlling interest	90	-	-	90
	1,868	1,167	(16)	3,019

Total comprehensive income (loss) of the year from discontinued operations attributable to:
Owners of the company	2,026	1,167	(16)	3,177
Non - controlling interest	154	-	-	154
	2,180	1,167	(16)	3,331

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

As of December 31, 2017:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	9,755	27,439	(11,177)	26,017
Cost of sales	(9,468)	(23,313)	11,211	(21,570)
Gross profit	287	4,126	34	4,447

Selling expenses	(298)	(3,192)	-	(3,490)
Administrative expenses	(208)	(703)	-	(911)
Exploration expenses	(31)	-	-	(31)
Other operating income	604	365	-	969
Other operating expenses	(294)	(484)	-	(778)
Impairment of property, plant and equipment	-	(1,040)	-	(1,040)
Operating income (loss)	60	(928)	34	(834)

Financial income	36	25	-	61
Financial expenses	-	(27)	-	(27)
Other financial results	(375)	(20)	-	(395)
Financial results, net	(339)	(22)	-	(361)
Income before income tax	(279)	(950)	34	(1,195)

Income tax	(1,049)	351	-	(698)
(Loss) Profit of the year from discontinued operations	(1,328)	(599)	34	(1,893)

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(11)	26	-	15
Income tax	67	(9)	-	58
Items that may be reclassified to profit or loss
Exchange differences on translation	(606)	-	-	(606)
Other comprehensive (loss) income of the year from discontinued operations	(550)	17	-	(533)
Total comprehensive (loss) income of the year from discontinued operations	(1,878)	(582)	34	(2,426)

	Oil and gas	Refining y distribution	Eliminations	Total
Total (loss) income of the year from discontinued operations attributable to:
Owners of the company	(1,503)	(599)	34	(2,068)
Non - controlling interest	175	-	-	175
	(1,328)	(599)	34	(1,893)

Total comprehensive (loss) income of the year from discontinued operations attributable to:
Owners of the company	(1,804)	(582)	34	(2,352)
Non - controlling interest	(74)	-	-	(74)
	(1,878)	(582)	34	(2,426)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

As of December 31, 2016:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	5,159	13,759	(5,926)	12,992
Cost of sales	(4,077)	(12,547)	6,157	(10,467)
Gross profit	1,082	1,212	231	2,525

Selling expenses	(132)	(1,590)	-	(1,722)
Administrative expenses	(53)	(48)	-	(101)
Exploration expenses	(86)	-	-	(86)
Other operating income	494	964	(792)	666
Other operating expenses	(1,378)	(206)	792	(792)
Operating income (loss)	(73)	332	231	490

Financial income	80	13	-	93
Financial expenses	(21)	(19)	-	(40)
Other financial results	(90)	(84)	-	(174)
Financial results, net	(31)	(90)	-	(121)
(Loss) Income before income tax	(104)	242	231	369

Income tax	(50)	(84)	(83)	(217)
(Loss) Profit of the year from discontinued operations	(154)	158	148	152

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(150)	29	-	(121)
Income tax	46	(11)	-	35
Items that may be reclassified to profit or loss
Exchange differences on translation	221	-	-	221
Other comprehensive income of the year from discontinued operations	117	18	-	135
Total comprehensive (loss) income of the year from discontinued operations	(37)	176	148	287

	Oil and gas	Refining y distribution	Eliminations	Total
Total (loss) income of the year from discontinued operations attributable to:
Owners of the company	(133)	158	148	173
Non - controlling interest	(21)	-	-	(21)
	(154)	158	148	152

Total comprehensive (loss) income of the year from discontinued operations attributable to:
Owners of the company	(2)	176	148	322
Non - controlling interest	(35)	-	-	(35)
	(37)	176	148	287

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2018	12.31.2017	12.31.2016

Net cash (used in) generated by operating activities	(1,726)	3,291	2,902
Net cash used in investing activities	-	(1,897)	(1,238)
Net cash generated by (used in) financing activities	1,565	(1,168)	(1,726)
(Decrease) increase in cash and cash equivalents from discontinued operations	(161)	226	(62)

Cash and cash equivalents at the begining of the year	238	142	275
Loss on net monetary position generated by cash and cash equivalents	(77)	(130)	(60)
(Decrease) increase in cash and cash equivalents	(161)	226	(73)
Cash and cash equivalents at the end of the year	-	238	142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

As of December 31, 2017, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

As of December 31, 2017	Oil and gas	Refining y distribution	Total
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11,139	1,652	12,791
Intangible assets	459	154	613
Financial assets at amortized cost	52	-	52
Trade and other receivables	9	-	9
Total non-current assets	11,659	1,806	13,465

CURRENT ASSETS
Inventories	226	2,894	3,120
Financial assets at fair value through profit and loss	1,005	-	1,005
Trade and other receivables	629	-	629
Cash and cash equivalents	238	-	238
Total current assets	2,098	2,894	4,992
Total assets classified as held for sale	13,757	4,700	18,457

LIABILITIES
NON-CURRENT LIABILITIES
Defined benefit plans	143	86	229
Deferred tax liabilities	837	-	837
Provisions	1,361	77	1,438
Total non-current liabilities	2,341	163	2,504

CURRENT LIABILITIES
Trade and other payables	576	-	576
Salaries and social security payable	69	-	69
Defined benefit plans	3	9	12
Income tax and minimum notional income tax provision	38	-	38
Taxes payables	173	-	173
Provisions	75	52	127
Total current liabilities	934	61	995
Liabilities associated to assets classified as held for sale	3,275	224	3,499

5.3.  Interest in subsidiaries, associates and joint ventures

5.3.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

 NOTE 5: (Continuation)

			12.31.2018	12.31.2017
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Corod	Venezuela	Oil	100.00%	100.00%
CPB	Argentina	Generation	100.00%	100.00%
CPB Energía S.A.	Argentina	Generation	100.00%	100.00%
Ecuador TLC S.A.	Ecuador	Oil	100.00%	100.00%
Edenor (2)	Argentina	Distribution of energy	52.18%	51.54%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Distributor	100.00%	100.00%
PBI	Bolivia	Investment	100.00%	100.00%
PELSA (1)	Argentina	Oil	-	58.88%
Petrobras Energía Colombia Gran Cayman	Colombia	Oil	100.00%	100.00%
Petrobras Energía Ecuador	Gran Cayman	Investment	100.00%	100.00%
Petrobras Energía Operaciones Ecuador	Ecuador	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA	Spain	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PPSL	Spain	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%
Trenerec Energía Bolivia	Bolivia	Investment	100.00%	-
Trenerec	Ecuador	Investment	100.00%	-

(1) See Note 5.2.1.

(2) Corresponds to effective interest considering the treasury shares in Edenor´s effect (51,76% nominal interest)

5.3.1.1 Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor with 51.76% equity interest and PELSA with 58.88% equity interest, whose sale was perfected on April 4, 2018 (Note 5.2.1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

Edenor

The subsidiary is registered in Argentina, which is also the place where it develops its activities.

i.       Summary statement of financial position

	12.31.2018	12.31.2017
Non Current
Total non current assets	63,284	57,134

Borrowings	7,192	6,189
Other non current liabilities	17,853	18,381
Total non current liabities	25,045	24,570

Current
Cash and cash equivalents	28	122
Other current assets	13,680	13,626
Total current assets	13,708	13,748

Borrowings	1,077	105
Other current liabilities	19,901	18,413
Total current liabilities	20,978	18,518

Total equity	30,969	27,794
Non-controlling interest	14,938	13,470

ii.     Summary statement of comprehensive income (loss)

	12.31.2018	12.31.2017	12.31.2016
Revenue	55,954	39,603	25,827
Depreciation	(2,561)	(2,148)	(2,147)
Interest income	672	454	385
Interest expense	(4,968)	(2,567)	(2,589)

Profit for the year before tax	6,175	5,591	388
Income tax	(1,877)	(510)	(147)
Profit for the year	4,298	5,081	241

Other comprehensive loss	(47)	(14)	(7)
Total comprehensive profit of the year	4,251	5,067	234

Income of the year attributable to non-controlling interest	2,073	2,462	117
Other comprehensive income of the year attributable to non-controlling interest	(22)	(7)	(3)
Comprehensive income of the year attributable to non-controlling interest	2,051	2,455	114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

iii.    Summary statement of cash flow

	12.31.2018	12.31.2017	12.31.2016
Net cash generated by operating activities	9,621	7,361	4,975
Net cash used in investing activities	(8,328)	(8,509)	(4,072)
Net cash used in (geneted by) financing activities	(2,097)	867	(947)
Decrease in cash and cash equivalents	(804)	(281)	(44)

Cash and cash equivalents at the begining of the year	122	382	238
Exchange differences in cash and cash equivalents	156	-	(9)
Result from exposure to inlfation	554	21	292
Cash and cash equivalents at the end of the year	28	122	477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.3.2  Investments in associates and joint ventures

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year/period	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	09.30.2018	92	(113)	968	28.50%

Joint ventures
CIESA (1)	Investment	12.31.2018	639	5,871	16,748	50%
Citelec (2)	Investment	12.31.2018	556	1,531	7,481	50%
Greenwind	Generation	12.31.2018	5	(824)	(408)	50%

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

The details of the balances of investments in associates and joint ventures is as follows:

	12.31.2018	12.31.2017
Disclosed in non-current assets
Associates
Refinor	960	1,094
Oldelval	-	379
OCP	1,305	-
Other	10	1
	2,275	1,474
Joint ventures
CIESA	9,755	7,606
Citelec	3,303	2,534
Greenwind	-	261
	13,058	10,401
	15,333	11,875
Disclosed in non-current liabilities
Greenwind (1)	153	-
	153	-

(1)       The Company provides financial assistance to this company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

The following tables show the breakdown of the result from investments in associates and joint ventures:

	12.31.2018	12.31.2017	12.31.2016
Associates
Oldelval	116	41	7
Refinor	(138)	(113)	(4)
OCP	1,305	-	-
Other	1	(3)	-
	1,284	(75)	3

Joint ventures
CIESA	2,793	949	191
Citelec	801	1,012	92
Greenwind	(414)	(73)	-
	3,180	1,888	283
	4,464	1,813	286

The evolution of investments in associates and joint ventures is as follows:

	Note	12.31.2018	12.31.2017	12.31.2016
At the beginning of the year		11,875	9,608	2,136
Reclassifications (1)		-	457	-
Increase for subsidiaries acquisition		-	-	7,254
Dividends	17	(706)	-
Other decreases	13.1	(434)	(3)	(68)
Share of profit		4,464	1,813	286
Other comprehensive loss		(19)	-
At the end of the year		15,180	11,875	9,608

(1) Corresponds to the deconsolidation for sale of the interest in Greenwind.

5.3.3 Investment in CIESA-TGS

TGS’s Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "claimants") related to the execution of three natural gas processing contracts (for the February 2006 and February 2016 period) between the claimants and TGS that according to the demand, the claimants allege breach of contracts, that would have resulted in a lower allocation of the products obtained.

Between April 4 and September 29, 2017, the parties presented their arguments and the Arbitration Testing Hearing took place. The claimed amount reach U$S 306 million as of March 15, 2017 plus interest accrued until the date of actual payment. Finally, on December 15, 2017, the Claimants and TGS submitted their Final Conclusions Memorials.

On May 28, 2018, the International Court of Arbitration of the International Chamber of Commerce issued the final award by which it partially acknowledged the claim and ruled that the Company must pay damages to the claimants in the amount of U$S 19 million, plus interest accrued as from May 8, 2015 until the date of actual payment. This payment was made on June 14, 2018 for an amount of $ 553 million (equivalent to U$S 21.3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

Issuance of Corporate Bonds

On May 2, 2018, under the Short- and Medium-Term Corporate Bonds Program for a maximum amount of U$S 700 million approved by the CNV, TGS issued Class 2 corporate bonds for U$S 500 million at an annual 6.75% rate. Collected funds will be destined by TGS to: (i) the repurchase of Class 1 corporate bonds, (ii) the redemption of Class 1 corporate bonds; and (iii) capital expenditures.

Acquisition of own shares in TGS

In view of the fact that the TGS’ share price does not reflect either the value or the economic reality its assets currently or potentially have, this being detrimental to the interests of its shareholders, and taking into consideration TGS’ strong cash position and fund availability, on May 9, 2018, TGS’ Board of Directors approved the repurchase of own shares in the market, in Argentine pesos, for a maximum amount of $ 1,700 million (in terms of the constitution date).

Later, on September 6, 2018, TGS’ Board of Directors approved a program for the repurchase of own shares for a maximum amount of up to $ 1,800 million (in terms of the constitution date) and for a term of 180 calendar days, which terminated on March 5, 2019. The acquisition was made with net realized income, as shown in TGS’ Financial Statements for year ended December 31, 2018.

As of December 31, 2018, TGS holds 13,600,780 own shares in its portfolio, which represent 1.71% of its total capital stock. Their market acquisition cost amounted to $ 1,421 million which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the Rules, restricts the amount of the retained earnings that TGS may distribute.

Vaca Muerta Project

The project consists in the construction of a gas collector pipeline that will allow to transport natural gas extracted by natural gas producers to the regulated transport systems operated by TGS and TGN and a gas conditioning plant in Tratayén city.

The Vaca Muerta system will have two collector pipelines; the first of them with an extension of 115 kilometers, a 36" diameter and 35 MMm3/d transport capacity (the "Northern Trench") and the second one with an extension of 33 kilometers, 30" diameter and 25 MMm3/d transport capacity (the "South Trench"). The gas transported by these pipelines system will be treated in the new conditioning plant that is being constructed by TGS in Tratayén city, Province of Neuquén with 5.0 MMm3/d of initial capacity, and the expansion of the capacity is planned to be extended as volumes of gas transported by the Vaca Muerta system increase.

TGS will invest approximately U$S 250 million in the implementation of transport and conditioning capacity. As of the date of issuance of these financial statements, the related works are in the process of being executed and TGS expects the habilitation of the work in stages beginning in the second quarter of 2019 and ending in the fourth quarter of the same year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.3.4 Other interest in Associates

Interests in mixed companies in Venezuela:

Interests in Petroritupano S.A. (22%), Petrowayú S.A. (36%), Petroven-Bras S.A. (34.49%) and Petrokariña S.A. (34.49%), companies organized as a result of the migration of operating agreements regulating the exploitation in Venezuela of the Oritupano Leona, La Concepción, Acema and Mata areas, respectively, were incorporated with the purchase of PPSL’s capital stock.

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

Additionally, under the agreements migration process, in 2006 the Venezuelan Government recognized in favor of the participating Company an interest-free severable and transferable credit in the amount of U$S 88.5 million which may be used to pay acquisition bonds under any new mixed company projects for the development of oil exploration and production activities, or licenses for the development of gas exploration and production operations in Venezuela. Since no projects have been undertaken for its use, negotiations for its transfer to third parties have been unsuccessful, and there are no other foreseen application alternatives, the Company keeps this credit valued at zero.

Mixed companies should sell to PDVSA all liquid hydrocarbons produced in the delimited area and the associated natural gas (if stipulated in the agreement), pursuant to a price formula based on international benchmarks such as BRENT.

As of the issuance of these financial statements, the Company has not obtained the timely requested authorizations regarding the change in indirect control. Notwithstanding that, the Company has submitted the requested technical, legal and financial information, as well as development plans and financing proposals, to the consideration of CVPSA (Corporación Venezolana de Petróleo S.A.)’s majority shareholder, without obtaining a favorable answer. Furthermore, CVPSA has expressed that, in view of the time elapsed, the Company should begin a new process for the presentation of plans under the guidelines to be provided by the Ministry of People’s Power for Oil of the Bolivarian Republic of Venezuela, which have not been informed to the Company yet. Given these circumstances, the Company has expressed to the Venezuelan Government’s authorities that it is no longer interested in submitting investments and/or financing proposals in mixed companies and that it is willing to negotiate the transfer of its shares to CVPSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

Investment in Oleoductos de Crudos Pesados (OCP)

The Company has an 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

As of December 31, 2017, OCP has negative equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. However, and since the Company has not made any capital contributions or financial assistance commitments to OCP, this shareholding as of December 31, 2017, has been valued at zero.

However, on December 6, 2018, OCP entered into a settlement agreement with the Republic of Ecuador to terminate all claims and legal actions brought by the parties regarding discrepancies with the Ecuadorian Treasury. This agreement stipulates a total settlement amount of U$S 182 million, of which U$S 64 million will be offset with receivables from income tax withholdings made by OCP in the 2004-2005 and 2007-2014 periods and U$S 7 million with a payment previously made by OCP corresponding to the determination of the 2003 fiscal year, and the remaining U$S 111 million will be paid in cash in two installments. After satisfactorily meeting the stipulated obligations, on December 21, 2018, the parties executed a settlement agreement letter.

As a result of the agreement, OCP has recorded profits for U$S 387 million. The Company has resumed recognising its participation in OCP’s profits, through PEB, after recording previously unrecognized losses; therefore, as of December 31, 2018, it has recognised profits for the participation in OCP’s results in the amount U$S 35 million ($ 1,305 million).

Furthermore, on December 5, 2018, the Company, through its subsidiary PEB, entered into an agreement with Agip Oleoducto de Crudos Pesados BV for the purchase of shares representing 4.49% of OCP’s capital stock and the subordinated debt issued by OCP. Additionally, among other precedent conditions, the closing of the operation is subject to the Ecuadorian Government’s authorization. On March 8, 2019, the Ecuadorian Government granted the authorization and on March 19, 2019, OCP was notified. Finally, as of the date of issuance of these financial statements, the parties are working to comply the steps required to the closing of the transaction.

5.4      OPERATIONS IN HYDROCARBON CONSORTIUMS

5.4.1 General considerations

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.4.2 Oil and gas areas and participation in joint-operations

As of December 31, 2018, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

			Participation			Duration Up To
Name	Note	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén		Río Negro and Neuquén	33.07%	-	YPF	2027/2051
Sierra Chata		Neuquén	45.55%	-	PAMPA	2053
El Mangrullo		Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2027
El Tordillo		Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala		Mendoza	22.51%	-	Pluspetrol	2,036
Anticlinal		Neuquén	15.00%	-	YPF	2026
Estación Fernández Oro		Río Negro	15.00%	-	YPF	2026
Rincón del Mangrullo		Neuquén	50.00%	-	YPF	2052
Senillosa	(a)	Neuquén	85.00%	-	PAMPA	2040

Foreign
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	34.49%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025

Argentine exploration
Parva Negra Este		Neuquén	42.50%	-	PAMPA	2019
Enarsa 1 (E1)	(b)	Argentine Continental Shelf	25.00%	-	YPF	-
Enarsa 3 (E3)	(b)	Argentine Continental Shelf	35.00%	-	PAMPA	-
Chirete		Salta	50.00%	-	High Luck Group Limited	2019
Río Atuel		Mendoza	33.33%	-	Tecpetrol	2019
Borde del Limay	(c)	Neuquén	85.00%	-	PAMPA	2014
Los Vértices	(c)	Neuquén	85.00%	-	PAMPA	2014
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	PAMPA	2027
Las Tacanas Norte		Neuquén	90.00%	-	PAMPA	2023

(a)       It is in process for the total reversal of the area

(b)       The Company, in compliance with section 5.2 of the respective partnership agreements, informed to the partners of Enarsa 1 and Enarsa 3, its decision not to participate in retraining them in exploration permits according to section 30 of Law 27.007.

(c)       It is in process of returning to Gas y Petróleo del Neuquén SA (“GyP”, permit holder).

5.4.3 New concession and changes in working interest oil and gas areas

5.4.3.1 Parva Negra Area

The exploration license for Parva Negra Este, an area located in the Province of Neuquén granted under concession to GyP and operated by Pampa since April 2014 for a term of 4 years, expired in the month of April 2018. As the original agreement had stipulated the possibility to extend it for a year, GyP requested such extension in due time and manner.

On June 7, 2018, the Province of Neuquén issued Executive Order No. 759/18 ratifying such extension until April 3, 2019. Pampa has a 42.5% interest in the Parva Negra Este area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.4.3.2 Senillosa Area

As a result of the low pressure and production in the wells, the long-term production trial was terminated and the built facilities in UTE Senillosa were dismantled. Therefore, the Company recorded an impairment of property, plant and equipment in the amount of $ 74 million under “Exploration Expenses” as of December 31, 2016.

In the first semester of 2018, the well abandonment tasks in the 12 wells required by the Department of Environment of the Province of Neuquén were completed and, as of the date of issuance of these financial statements, proceedings for the final reversal of the block are in course.

5.4.3.3 Las Tacanas Norte area

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

On January 4, 2019, with the publication in the BO of Executive Order No. 2315/18 passed by the Executive Branch of the Province of Neuquén, this exploratory agreement, effective for a term of 4 years, entered into force. Pampa is the operator of Las Tacanas Norte area with a 90% interest, and GyP is the permit holder with a 10% interest.

5.4.3.4 Rincón del Mangrullo area

On August 1, 2017, YPF entered into an Agreement with the Province of Neuquén for the awarding of an unconventional exploitation concession in the Rincón del Mangrullo area, which was approved by a provincial executive order.

The main commitments of the Agreement are as follows:

-    A 35-year extension of the exploitation concession,

-    A commitment to pay a bond, a corporate social responsibility contribution and the stamp tax for a total amount of U$S 20 million, and

-    An investment commitment of U$S 150 million aiming to further the development of the Mulichinco formation (tight gas) and to explore the potential of the Lajas and Vaca Muerta formations.

Although the Company will participate in this new unconventional concession in Rincón del Mangrullo jointly with YPF, its investment commitment will amount to 30% of the total amount agreed upon between YPF and the Province of Neuquén as PEPASA’s Agreement with YPF does not include the Vaca Muerta formation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.4.3.5 Extension of Concessions in El Mangrullo and Sierra Chata blocks:

El Mangrullo

On June 5, 2018, the Company was granted a 35-year extension at El Mangrullo block for the development of unconventional gas (shale and tight gas) under the new exploitation concession granted by the Cutral Có and Plaza Huincul Intermunicipal Autarchic Entity (“ENIM”), which was ratified by the respective provincial executive order on June 18, 2018.

El Mangrullo block is fully developed by Pampa, and the undertaken commitment consists of an investment pilot plan in the amount of U$S 205 million during the next 5 years aiming to continue developing the Mulichinco formation and exploring the potential of the Vaca Muerta formation (shale gas). Moreover, Pampa disbursed an exploitation bond and a contribution to corporate social responsibility for U$S 15.4 million.

Sierra Chata

On July 10, 2018, the Company entered into a Memorandum of Understanding with the Province of Neuquén for the granting of a new 35-year concession for the exploitation of unconventional hydrocarbons at the Sierra Chata block aiming at the development of shale and tight gas in the Vaca Muerta and the Mulichinco formations, respectively. The Memorandum of Understanding entered into force on July 27, 2018 with the passing of Provincial Executive Order No. 1,086/18.

Pampa has a 45.6% stake in the consortium and is the block’s operator. The Consortium committed to make investments in the block for an amount of U$S 520 million during the next 5 years (of which Pampa will contribute the amount corresponding to its stake) seeking to continue developing the Mulichinco formation and explore the potential of the Vaca Muerta formation. Moreover, the Consortium disbursed an exploitation bond and a contribution to corporate social responsibility for U$S 30 million.

Both projects are in line with the Company’s strategy to focus its investments on the exploration and production of natural gas, with special emphasis on the development and exploitation of unconventional gas reserves at our blocks in the Neuquina basin.

5.4.3.6 Exploration Permit in Oil Areas

In September 2018, the exploration permit for Río Atuel, an area located in the Province of Mendoza operated by Petrolera El Trébol, expired, and the permit term was extended until March 13, 2019 pursuant to Administrative Decision No. 19/18 issued by the Department of Hydrocarbons of Mendoza. As a result of the delay in the approval of the drilling project filed with the Department of Environmental Protection on December 19, 2018, on February 19, 2019, Petrolera El Trébol requested the suspension of the term in progress for a six-month period as from obtaining such approval to complete the works committed for the second exploratory period. Pampa has a 33.33% interest in the Río Atuel area.

Furthermore, the exploration permit for Chirete, an area located in the Province of Salta operated by High Luck Group Limited, expired in November 2018. However, as the drilling of a well is in progress, an extension has been requested to the Province, which is expected to be granted until the completion of the well’s drilling and testing. Pampa has a 50% interest in the Chirete area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

5.5 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2018 and 2017:

	12.31.2018	12.31.2017	12.31.2016

At the beginning of the year	452	486	208
Increase for subsidiaries acquisition	-	-	425
Increases	309	226	188
Transferred to development	(5)	(216)	(136)
Loss of the year	(28)	(44)	(199)
At the end of the year	728	452	486

Number of wells at the end of the year	7	7	7

5.6 Operations in Ecuador

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

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government, as this is insufficient to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of the Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process; the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

After bringing several administrative and judicial proceedings, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, presented, on February 26, 2014 the request for arbitration against Ecuador and EP Petroecuador under the arbitration Rules of the United Nations Commission on International Trade Law.

On January 16, 2018 the Arbitration Court issued the Award, which determined a Settlement Value of U$S 176 million for Ecuador TLC based on its interest in the Block.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

As regards the Arbitration, on March 19, 2018, the Republic of Ecuador and the Plaintiff Partners entered into an agreement (the “Agreement”) whereunder the Plaintiff Partners will not seek the collection of the Award in consideration of the award of consequential damages, which for Ecuador TLC consist of (i) the release from tax and labor claims in dispute in the amount of U$S 132 million, and (ii) the additional collection of U$S54 million in three installments payable in the months of March, April and May. Additionally, the parties agreed that Ecuador TLC would be the sole beneficiary of the collection of the amount of U$S9 million corresponding to an obligation undertaken by Petromanabí (a member of the Block 18 Consortium but not a plaintiff). This receivable has not been recognized in view of its contingent nature.

Furthermore, the Republic of Ecuador has declared and recognized in the Agreement: (i) that the Agreement is fully valid and binding on the Republic of Ecuador, (ii) that any payment default by the Republic of Ecuador under the Agreement will enable the Plaintiff Partners to fully enforce the Final Award, and (iii) there are no other obligations pending performance regarding the operation and exploitation of Block 18 by the Plaintiff Partners.

As a result of the Agreement, the Company has disclosed net profits for U$S40 million ($ 1,116 million) as of December 31, 2018, made up of: i) profits of U$S 133 million as consequential damages after writing off the receivable of U$S 53 million to be recovered from the Ecuadorian Government pursuant to the Amending Agreements, and ii) a U$S 93 million loss associated with the agreement to the terms of the tax claims assigned to Ecuador TLC in accordance with the Agreement.

As of May 3, 2018, Ecuador TLC has collected the three installments and has waived (without this implying an admission of facts or rights) the proceedings brought in the Ecuadorian Internal Revenue System Claims, and the Ecuadorian Government has made the withholding to cancel all tax debts.

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

EcuadorTLC has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims to Petroecuador. To such effect, a mediation proceeding has been brought before the Center for Mediation of the Attorney General’s Office of the Government of Ecuador sitting in the City of Quito.

In January 2018, EcuadorTLC assigned to PEO a transportation capacity of 10,000 barrels/day. In consideration thereof, EcuadorTLC will pay to PEO U$S 2.9 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 5: (Continuation)

In January 2018 PEO declared the Equity Expropriation Event, whereby, under certain circumstances stipulated in the agreement, the Company, in its capacity as guarantor, will bear the payments for the capital charges associated with the assigned transportation capacity.

The agreement terminated on November 10, 2018 and, therefore collaterals held to ensure compliance with related financial commitments were gradually released as those commitments become extinguished. As of December 31, 2018, the Company does not hold any collaterals in this respect.

Investment in Oleoductos de Crudos Pesados (OCP) - Ecuador

The Company has a 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.  See detail in Note 5.3.4

NOTE 6: RISKS

6.1. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

6.1.1 Impairment of non-financial assets

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

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, international petrochemical product’s price, the regulatory framework for the energy industry (mainly expected price recognition and compensation costs methodology), the projected capital investments and the evolution of the energy demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

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

6.1.2 Current and deferred Income tax / Minimum notional income tax

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

6.1.3 Provision for contingencies

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

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

6.1.4 Asset retirement obligations

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

6.1.5 Impairment of financial assets

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

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

6.1.6 Actuarial assumptions in defined benefit plans

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

6.1.7 ENRE Penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of Edenor’s management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on the description made in Note 2.3.

6.1.8 Revenue recognition

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

6.1.9 Oil and gas reserves

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

6.1.10 Environmental remediation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

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

6.1.11 Business Combinations

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

6.2. FINANCIAL RISK MANAGEMENT

6.2.1 Financial Risk Factors

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

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

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

6.2.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the Argentine peso and other currencies, primarily with respect to U.S. dollar. In some cases, the Company may use derivative financial instruments to mitigate associated exchange rate risks.

The Company collects a meaningful portion of its revenues in Argentine pesos pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from: i) the sale of energy (sales within the spot market, agreements with CAMMESA and contracts within the MAT) and ii) the sale of gas.

Furthermore, as of December 31, 2018, excluding CAMMESA’s regulatory liabilities, approximately 85% of the Company’s consolidated financial debt consisted mainly of long-term borrowings in the international capital market, 99% of which are nominated in U.S. dollar and 93% are subject to a fixed rate. The peso-denominated debt represents approximately 5% of the total debt.

Debt maturities in 2018 totaling approximately U$S 300 million were refinanced through financial loans and pre-export finance facilities with different local banks and with short- and medium-term maturities.

Additionally, the Company has undertaken several investment commitments, mainly projects to increase its thermal generation capacity and projects for the generation of energy from renewable sources, most of which are denominated in foreign currency, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso. Specifically, the Company entered into off shore and on shore agreements euro-denominated related to Genelba’s extension project. These commercial commitments are subject to the risk of variations in the euro’s exchange rate.

Taking into consideration that the Company has a net liability position in U.S. dollars, as of December 31, 2018 the Company recorded net foreign exchange losses in the amount of $ 32,048 million. However, considering that the collection of almost all peso-denominated income is indexed to the U.S. dollar and that most debt is denominated in U.S. dollars and has long-term maturities, the devaluation during 2018 is not expected to have a significant impact on the future cancellation of the company’s indebtedness.

In the Distribution segment, the subsidiary Edenor collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in that currency, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Edenor can manage this risk through the execution of forward contracts denominated in foreign currency. As of the year ended December 31, 2018, Edenor has not hedged its exposure to the US dollar. Edenor does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

During 2018, U.S. Dollar currency appreciated by approximately 102% against the Argentine peso, from $ 18.65 in December 2017 to $37.70 in December 2018.

In 2018, the global economy was under severe strain. With a higher risk aversion and a generalized increase in the financial pressure on emerging countries, countries in greater need of external financing, such as Argentina, were the most adversely affected.

In Argentina, the fiscal adjustment and changes necessary to attain economic recovery did not occur fast enough to guarantee the sustainability of medium- and long-term debt levels, which resulted in decreased access to external credit markets for the country and heightened tension in the domestic exchange market. In June, the Government entered into a three-year stand-by arrangement with the IMF amounting to U$S50 billion, conditional upon the meeting of rigorous fiscal and monetary targets. However, the exchange volatility persisted until the end of September, with the exchange rate reaching a peak of $ 41.25 on September 30, 2018, which forced the BCRA to increase and maintain a 40% reference rate and to deepen monetary contraction policies through interventions in the LEBAC’s secondary market and an increase in minimum reserve requirements.

On September 26, an extension of the IMF arrangement to U$S 57 billion, with an accelerated disbursement schedule, was announced. Compared with the previous arrangement, available resources increased by U$S19 billion until the end of 2019, and funds available under the program would no longer be treated as precautionary and would be available for use as budget support. With this new announcement and under the new BCRA’s management, a more restrictive monetary policy was instrumented with the resulting increase in the domestic market’s interest rates and a decrease in the system’s liquidity.

With the change in BCRA’s management, the inflation goal was abandoned, and a new monetary-exchange scheme was adopted seeking to maintain a constant monetary base in nominal terms until June 2019 and creating a wide non-intervention exchange zone, with limited intervention outside this band. The goal of this new scheme is to control the demand for dollars by vacuuming all surplus peso liquidity.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2018	Total 12.31.2017

ASSETS

NON CURRENT ASSETS
Financial instruments
Other receivables
Related parties	US$	38.2	37.600	1,436	1,165
Third parties	US$	129.3	37.500	4,849	1,717
Financial assets at fair value through profit and loss
Third parties	US$	3.6	37.500	135	-
Total non current assets				6,420	2,882

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	US$	300.6	37.500	11,272	7,204
Derivative financial instruments
Third parties	US$	-	-	-	6
Trade and other receivables
Related parties	US$	9.9	37.600	372	279
Third parties	US$	180.8	37.500	6,780	8,600
	U$	4,050.9	1.157	4,688	-
	EUR	0.4	42.840	17	-

Cash and cash equivalents	US$	163.6	37.500	6,135	596
	EUR	17.3	42.840	741	10
Total current assets				30,005	16,695
Non Financial instruments
Non current assets classified as held for sale	US$	-	-	-	1,067
Total assets				36,425	20,644

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2018	Total 12.31.2017

LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Trade and other payables
Third parties	US$	6.7	37.700	251	185
Borrowings
Related parties	US$	-	-	-	21
Third parties	US$	1,717.5	37.700	64,750	47,842

Non financial instruments
Provisions
Third parties	US$	104.8	37.700	3,951	4,317
Taxes payables
Third parties	US$	7.7	37.700	290	-
Total non current liabilities				69,242	52,365

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	US$	2.8	37.600	105	59
Third parties	US$	132.5	37.700	4,995	6,867
	EUR	4.3	43.160	186	741
	CHF	-	-	-	18
	SEK	1.0	4.200	4	71
Borrowings
Third parties	US$	306.4	37.700	11,551	5,875
Derivative financial instruments
Third parties	US$	1.3	37.700	49	-

Non financial instruments
Salaries and social security payable
Third parties	US$	0.3	37.700	11	4
				2	-
Taxes payables
Third parties	US$	5.9	37.700	222	28
Provisions
Related parties	US$	-	37.600	-	585
Third parties	US$	18.1	37.700	682	413
Total current liabilities				17,807	14,661
Liabilities associated to assets classified as held for sale	US$	-	-	-	1,897
Total liabilities				87,049	68,923
Net Position Liability				(50,624)	(48,279)

 (1) The exchange rates correspond to December 31, 2018 released by the National Bank of Argentine for U.S. dollars (U$S), euros (EUR), Swiss francs (CHF) and Norwegian kroner (SEK). For balances with related parties, the Exchange rate used is the average.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. Dollar as compared to the Argentine peso would generate in absolute values an increase or decrease of $5,588 million and $ 4,746 million in the 2018 and 2017 fiscal years, respectively. The Group´s exposure to other foreign currency movements is not material.

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

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit and loss detailed in Note 12.6 to these financial statements:

	Increase (decrease) of the result for the year
Financial assets	12.31.2018	12.31.2017
Shares	47	29
Government securities	1,123	741
Investment funds	400	1,416
Variation of the result of the year	1,570	2,186

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2018, excluding CAMMESA’s regulatory liabilities, approximately 6% of the indebtedness was subject to variable interest rates. Approximately 14% of the indebtedness at variable rates is denominated in pesos, mainly at the Private Badlar rate plus an applicable margin, except for CAMMESA financing. The rest of the Company’s indebtedness subject to variable interest rates is denominated in U.S. dollar, based on Libor rate plus an applicable margin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

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

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2018	12.31.2017
Fixed interest rate:
Argentinian pesos	550	3,352
U.S dollar	70,149	49,858
Subtotal loans granted at a fixed interest rate	70,699	53,210

Floating interest rates:
Argentinian pesos	4,074	5,320
U.S dollar	4,950	3,112
Subtotal loans granted at a floating interest rate	9,024	8,432

Non interest accrued
U.S dollar	1,165	1,029
Argentinian pesos	1,202	768
Subtotal no interest accrued	2,367	1,797
Total borrowings	82,090	63,439

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the fiscal year's results of $ 208 million.

6.2.1.2 Credit risk

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

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including petrochemical companies, natural gas distributors, electricity large users and electricity distributors.

As of December 31, 2018, the Company’s trade receivables, without considering Edenor, totaled $ 15,798 million, out of which 78% are short-term receivables and the remaining 22% are classified as non-current and correspond mainly to CAMMESA (national company responsible for purchasing electric power from generators and selling it to distributors). With the exception of CAMMESA, which represents approximately 52% of all trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties. No other client has a meaningful percentage of the total amount of these receivables.

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

In the case of Edenor, delinquent trade receivables increased from $ 1,536 million as of December 31, 2017 to $ 1,971 million as of December 31, 2018, mainly due to the tariff increase during the fiscal year (Note 2.3). One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which Edenor either applies different offsetting mechanisms against municipal taxes it collects on behalf of the municipalities, or implements debt refinancing plans, with the aim of reducing them.

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses trade receivables and other receivables in accordance with the policy described in Note 4.10.4.

The expected credit loss on trade receivables and financial assets as of December 31, 2018 amounts to $ 1,562 million (Note 12.2) and was determined based on credit loss rates calculated for days past due detailed below:

	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.04%	0.09%	2.62%	3.39%	9.37%	13.56%	19.82%	28.88%
Oil and Gas	2.20%	4.42%	11.11%	20.42%	42.85%	47.32%	49.20%	56.32%
Distribution of energy	8%	8%	12%	19%	26%	59%	69%	69%
Petrochemicals	0.03%	0.08%	1.41%	4.98%	11.52%	20.36%	24.91%	25.24%
Holding	0.96%	1.25%	2.03%	2.85%	19.86%	26.41%	32.95%	32.97%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

Loss allowance evolution as of December 31, 2018: it is detailed in Note 12.2.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase / decrease in the estimated trade receivables’ uncollectibility rate would result in $ 60 million decrease / increase in fiscal year’s results.

6.2.1.3 Liquidity risk

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

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2018 and 2017 is detailed below:

	12.31.2018	12.31.2017

Current assets	57,361	55,331
Current liabilities	44,606	44,236

Index	1.29	1.25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

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

As of December 31, 2018	Trade and other payables	Borrowings	Total
Less than three months	12,412	4,217	16,629
Three months to one year	20,072	12,007	32,079
One to two years	334	9,130	9,464
Two to five years	100	33,634	33,734
More than five years	-	36,844	36,844
Total	32,918	95,832	128,750

As of December 31, 2017	Trade and other payables	Borrowings	Total
Less than three months	17,778	20,576	38,354
Three months to one year	8,865	19,102	27,967
One to two years	326	6,151	6,477
Two to five years	180	24,545	24,725
More than five years	-	44,647	44,647
Without established term	8,963	8,964	17,927
Total	36,112	123,985	160,097

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 6: (Continuation)

Financial leverage ratios as at December 31, 2018 and 2017 were as follows:

	12.31.2018	12.31.2017
Total borrowings	82,090	63,439
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(24,370)	(22,755)
Net debt	57,720	40,684
Total capital attributable to owners	109,243	65,649
Leverage ratio	52.84%	61.97%

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

Edenor’s Management evaluates the development of this indicator on an annual basis. As of the date of issuance of these financial statements, there are no events of non-compliance by Edenor that could lead to that situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: SEGMENT INFORMATION

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

Electricity Generation, consisting of the Company’s direct and indirect interests in CPB, HINISA, HIDISA, Greenwind, PEFM, PEA, Enecor, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White and the Pichi Picún Leufú hydroelectric complex.

Electricity Distribution, consisting of the Company’s direct interest in Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and investments in Oldelval and OCP associates. As of December 31, 2018 and 2017, the Company has classified the results corresponding to the divestment mentioned in Note 5.2.1 as discontinued operations.

Refining and Distribution, As of December 31, 2018 and 2017, the Company has classified the results corresponding to the divestment mentioned in Note 5.2.2 as discontinued operations. Continuing operations relates to storage and logistics services provided by Dock Sud.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, principally consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2018	Generation	Distribution of energy	Oil and gas	Refining & Distribution		Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	22,763	55,954	17,261	-		12,748	1,354	-	110,080
Intersegment sales	62	-	2,377	-		-	-	(2,439)	-
Cost of sales	(10,274)	(42,839)	(10,822)	-		(12,602)	(4)	2,380	(74,161)
Gross profit (loss)	12,551	13,115	8,816	-		146	1,350	(59)	35,919

Selling expenses	(54)	(5,033)	(721)	(159)		(484)	(1)	1	(6,451)
Administrative expenses	(1,535)	(2,872)	(2,110)	-		(212)	(1,022)	-	(7,751)
Exploration expenses	-	-	(45)	-		-	-	-	(45)
Other operating income	405	322	5,320	281		205	309	-	6,842
Other operating expenses	(640)	(1,648)	(4,304)	-		(752)	(210)	28	(7,526)
Impairment of property, plant and equipment and intangible assets	(7)	-	-	-		(1,188)	-	-	(1,195)
Share of profit (loss) from joint ventures and associates	(414)	2	1,421	(138)		-	3,593	-	4,464
Income from the sale of companies	-	-	1,052	-		-	-	-	1,052
Operating profit (loss)	10,306	3,886	9,429	(16)		(2,285)	4,019	(30)	25,309

Gain (Loss) on monetary position	8,789	8,504	4,037	(15)		1,850	464	67	23,696

Financial income	1,949	672	594	-		50	519	(33)	3,751
Financial expenses	(3,218)	(4,977)	(2,978)	-		(566)	(237)	32	(11,944)
Other financial results	(13,772)	(1,879)	(19,288)	32		(1,481)	4,023	-	(32,365)
Financial results, net	(6,252)	2,320	(17,635)	17	-	(147)	4,769	66	(16,862)
Profit (loss) before income tax	4,054	6,206	(8,206)	1		(2,432)	8,788	36	8,447

Income tax	(107)	(1,865)	2,124	(32)		471	(1,249)	-	(658)
Profit (loss) for the year from continuing operations	3,947	4,341	(6,082)	(31)		(1,961)	7,539	36	7,789

Profit (loss) for the year from discontinued operations	-	-	1,868	1,167		-	-	(16)	3,019
Profit (loss) for the year	3,947	4,341	(4,214)	1,136		(1,961)	7,539	20	10,808

Depreciation and amortization	2,488	2,611	3,472	20		222	3	-	8,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2018	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	3,734	2,273	(4,306)	1,136	(1,961)	7,539	20	8,435
Non - controlling interest	213	2,068	92	-	-	-	-	2,373

Consolidated statement of financial position as of December 31, 2018
Assets	53,256	80,423	46,638	2,319	5,767	30,572	(5,140)	213,835
Liabilities	39,738	46,801	48,003	1,070	7,456	8,254	(5,170)	146,152

Additional consolidated information as of December 30, 2018
Increases in property, plant and equipment	8,911	8,550	7,221	50	140	199	-	25,071

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	13,250	39,603	16,695	-	11,825	635	-	82,008
Intersegment sales	61	-	707	-	-	-	(768)	-
Cost of sales	(7,335)	(30,117)	(11,695)	-	(10,915)	(27)	750	(59,339)
Gross profit (loss)	5,976	9,486	5,707	-	910	608	(18)	22,669

Selling expenses	(161)	(3,568)	(600)	-	(471)	-	24	(4,776)
Administrative expenses	(1,189)	(2,505)	(2,053)	-	(622)	(1,118)	6	(7,481)
Exploration expenses	-	-	(71)	-	-	-	-	(71)
Other operating income	725	158	4,123	-	103	505	(6)	5,608
Other operating expenses	(357)	(1,261)	(1,410)	-	(363)	(501)	-	(3,892)
Share of profit (loss) from joint ventures and associates	(73)	10	41	(113)	-	1,948	-	1,813
Operating profit (loss)	4,921	2,320	5,737	(113)	(443)	1,442	6	13,870

Gain (Loss) on monetary position	654	5,457	(687)	(276)	58	6,272	-	11,478
Financial income	1,453	441	209	-	16	286	(72)	2,333
Financial expenses	(2,618)	(2,607)	(2,932)	-	(387)	(278)	72	(8,750)
Other financial results	(1,265)	19	(3,493)	-	(241)	1,206	-	(3,774)
Financial results, net	(1,776)	3,310	(6,903)	(276)	(554)	7,486	-	1,287
Profit (loss) before income tax	3,145	5,630	(1,166)	(389)	(997)	8,928	6	15,157

Income tax	(137)	(449)	893	-	728	(50)	-	985
Profit (loss) for the year from continuing operations	3,008	5,181	(273)	(389)	(269)	8,878	6	16,142
Profit for the year from discontinued operations	-	-	(1,328)	(599)	-	-	34	(1,893)
Profit (loss) for the year	3,008	5,181	(1,601)	(988)	(269)	8,878	40	14,249
Depreciation and amortization	2,029	2,198	3,273	-	152	87	-	7,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	2,841	2,719	(2,422)	(988)	(269)	8,878	40	10,799
Non - controlling interest	167	2,462	821	-	-	-	-	3,450

Consolidated statement of financial position as of December 31,2017
Assets	42,018	74,362	43,510	8,847	5,328	46,761	(7,571)	213,255
Liabilities	12,556	43,958	16,748	5,314	3,552	64,445	(7,588)	138,985

Additional consolidated information as of December 31, 2017
Increases in property, plant and equipment	10,380	8,483	5,295	255	182	192	-	24,787

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	9,744	25,826	10,281	-	5,301	110	-	51,262
Intersegment sales	32	-	1,514	-	-	59	(1,605)	-
Cost of sales	(5,906)	(25,253)	(8,585)	-	(4,666)	(6)	1,565	(42,851)
Gross profit (loss)	3,870	573	3,210	-	635	163	(40)	8,411

Selling expenses	(148)	(3,379)	(720)	-	(233)	(11)	-	(4,491)
Administrative expenses	(840)	(2,288)	(1,352)	-	(33)	(3,057)	59	(7,511)
Exploration expenses	-	-	(199)	-	-	-	-	(199)
Other operating income	116	3,218	4,001	-	-	1,184	(129)	8,390
Other operating expenses	(220)	(913)	(1,746)	-	(556)	(596)	135	(3,896)
Share of profit (loss) in joint ventures	-	-	7	(4)	-	283	-	286
Income from the sale of subsidiaries and financial assets	-	-	-	-	-	1,015	-	1,015
Operating profit (loss)	2,778	(2,789)	3,201	(4)	(187)	(1,019)	25	2,005

Gain (Loss) on monetary position	977	4,307	1,017	11	(51)	(491)	-	5,770
Financial income	1,269	385	218	-	4	222	(354)	1,744
Financial expenses	(1,586)	(2,589)	(1,543)	-	-	(2,791)	355	(8,154)
Other financial results	481	(87)	47	-	(6)	74	(4)	505
Financial results, net	1,141	2,016	(261)	11	(53)	(2,986)	(3)	(135)
Profit (loss) before income tax	3,919	(773)	2,940	7	(240)	(4,005)	22	1,870

Income tax	(736)	1,015	(672)	-	65	1,931	-	1,603
Profit (loss) for the year from continuing operations	3,183	242	2,268	7	(175)	(2,074)	22	3,473
Profit for the year from discontinued operations	-	-	(156)	159	-	-	149	152
Profit (loss) for the year	3,183	242	2,112	166	(175)	(2,074)	171	3,625
Depreciation and amortization	1,407	2,147	3,419	-	74	55	-	7,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 7: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	3,204	125	1,458	166	(175)	(2,074)	171	2,875
Non - controlling interest	(21)	117	654	-	-	-	-	750

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 8: REVENUE

	12.31.2018	12.31.2017	12.31.2016

Sales of energy to the Spot Market	12,229	8,869	5,097
Sales of energy by contract	10,483	4,304	4,623
Other sales	51	77	24
Generation subtotal	22,763	13,250	9,744

Energy sales	55,690	39,328	25,593
Right of use of poles	190	213	195
Connection and reconnection charges	74	62	38
Distribution subtotal	55,954	39,603	25,826

Oil, Gas and liquid sales	17,123	15,766	10,034
Other sales	138	929	247
Oil and gas subtotal	17,261	16,695	10,281

Administrative services sales	1,347	627	106
Other sales	7	8	4
Holding and others subtotal	1,354	635	110

Petrochemicals sales	12,748	11,825	5,301
Petrochemicals subtotal	12,748	11,825	5,301
Total revenue	110,080	82,008	51,262

Revenue is recognised:

1)       At a point in time, that is the effective delivery of the energy, the product or the provision of connection or reconnection services for a total amount of $ 95,844 million, $ 74,492 million and $ 46,939 million as of December 31, 2018, 2017 and 2016, respectively;

2)       Over time in case of power availability, technical assistance services and right to use poles for a total of $ 14,236 million, $ 7,516 million and $ 4,323 million as of December 31, 2018, 2017 and 2016, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 9: COST OF SALES

	12.31.2018	12.31.2017	12.31.2016
Inventories at the beginning of the year	4,266	6,191	558

Plus: Charges for the year
Incorporation of inventories from acquisition of companies	-	-	5,850
Purchases of inventories, energy and gas	46,175	32,903	16,765
Salaries and social security charges	6,807	7,602	7,295
Benefits to personnel	218	267	162
Accrual of defined benefit plans	150	276	284
Works contracts, Fees and compensation for services	3,686	3,174	2,379
Property, plant and equipment depreciations	7,766	7,342	6,757
Intangible assets amortization	273	53	59
Transport of energy	155	128	24
Consumption of materials	2,406	1,091	825
Penalties (1)	2,093	425	5,025
Maintenance	908	688	774
Canons and Royalties	2,782	2,110	1,273
Environmental control	193	105	70
Rental and insurance	502	430	369
Surveillance and security	209	230	201
Taxes, rates and contributions	183	109	96
Other	558	486	276
Subtotal	75,064	57,419	48,484

Less: Inventories at the end of the year	(5,169)	(4,271)	(6,191)
Total cost of sales	74,161	59,339	42,851

(1)    In 2017, includes $ 720 million of recover by penalties (Note 2.3.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 SELLING EXPENSES

	12.31.2018	12.31.2017	12.31.2016
Salaries and social security charges	972	1,007	1,019
Accrual of defined benefit plans	16	22	28
Fees and compensation for services	1,126	963	973
Compensation agreements	81	221	332
Property, plant and equipment depreciations	322	127	164
Taxes, rates and contributions	1,244	1,137	726
Communications	270	289	273
Penalties	1,052	434	385
Net impairment losses on financial assets (Note 4.1.1.2)	1,067	418	497
Transport	211	137	61
Other	90	21	33
Total selling expenses	6,451	4,776	4,491

10.2 ADMINISTRATIVE EXPENSES

	12.31.2018	12.31.2017	12.31.2016
Salaries and social security charges	3,044	2,898	2,984
Benefits to the personnel	206	205	112
Accrual of defined benefit plans	30	220	181
Fees and compensation for services	2,548	2,032	2,583
Compensation agreements	115	754	499
Directors' and Syndicates' fees	173	155	138
Property, plant and equipment depreciations	455	217	181
Consumption of materials	149	99	81
Maintenance	88	77	70
Transport and per diem	82	63	53
Rental and insurance	212	220	243
Surveillance and security	171	151	109
Taxes, rates and contributions	317	145	77
Communications	74	74	63
Institutional advertising and promotion	49	89	61
Other	38	82	76
Total administrative expenses	7,751	7,481	7,511

10.3 EXPLORATION EXPENSES

	12.31.2018	12.31.2017	12.31.2016
Geological and geophysical expenses	17	27	39
Decrease in unproductive wells	28	44	160
Total exploration expenses	45	71	199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: (Continuation)

10.4 OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2018	12.31.2017	12.31.2016
Compensation for transaction agreemnet in Ecuador	5.6	3,721	-	-
Recovery of doubtful accounts		7	154	162
Surplus Gas Injection Compensation		866	3,820	4,117
Commissions on municipal tax collections		77	52	44
Services to third parties		503	313	230
Profit for property, plant and equipment sale		118	7	192
Dividends received		29	56	13
Recognition of income - provisional remedies Note MEyM No 2016-04484723		-	-	2,074
Income recognition on account of the RTI - SE Res. No. 32/15		-	-	958
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	-	185
Onerous contract (Ship or pay)		-	-	317
Reversal of contingencies provision		140	915	11
Other		1,381	291	87
Total other operating income		6,842	5,608	8,390

Other operating expenses
Provision for contingencies		(1,320)	(765)	(962)
Decrease in property, plant and equipment		(217)	(38)	(109)
Allowance for uncollectible tax credits		(1)	(27)	(61)
Tax on bank transactions		(1,136)	(1,035)	(929)
Other expenses FOCEDE		-	-	(31)
Cost for services provided to third parties		(57)	(62)	(68)
Compensation agreements		-	(80)	(230)
Donations and contributions		(82)	(62)	(37)
Institutional relationships		(114)	(105)	(92)
Extraordinary Canon		(117)	(511)	(774)
Contingent consideration		-	(304)	-
Onerous contract (Ship or Pay)		(265)	(142)	-
Tax contingencies in Ecuador	5.6	(2,605)	-	-
Other		(1,612)	(761)	(603)
Total other operating expenses		(7,526)	(3,892)	(3,896)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: (Continuation)

Other operating income – Recovery of contingencies and tax charges – Regularization regime (Moratorium)

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

As the adhesion to the regularization regime established benefits of releasing tax fines and reducing compensatory interests, the Company has recorded, during 2017 fiscal year, a net gain after income tax effects of $ 558 million.

Other operating income - Incident at Central Térmica Genelba

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

As of the date of issuance of these financial statements, the Company has collected U$S 23.9 million from the insurance companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: (Continuation)

10.5. FINANCIAL RESULTS

Finance income	Note	12.31.2018	12.31.2017	12.31.2016
Commercial interest		2,230	1,605	1,381
Financial interest		1,270	540	142
Other interest		251	188	221
Total finance income		3,751	2,333	1,744

Finance expenses
Commercial interest		(2,957)	(1,679)	(2,159)
Fiscal interest		(318)	(415)	(160)
Financial interest (1)		(7,922)	(6,107)	(5,630)
Other interest		(549)	(387)	(6)
Taxes and bank commissions		-	-	(76)
Other financial expenses		(198)	(162)	(123)
Total financial expenses		(11,944)	(8,750)	(8,154)

Gain on net monetary position
		23,696	11,478	5,770
Other financial results
Foreign currency exchange difference, net		(32,048)	(5,819)	(1,649)
Changes in the fair value of financial instruments		2,415	2,324	2,368
Discounted value measurement		(2,713)	(213)	(138)
Discounted value measurement - asset retirement obligation accretion		(79)	(69)	(68)
Results for the repurchase of corporate bonds		59	-	-
Other financial results		1	3	(8)
Total other financial results		(32,365)	(3,774)	505

Total financial results, net		(16,862)	1,287	(135)

 (1) Net of $ 282 million and $ 602 million capitalized in property, plant and equipment for the years ended December 31, 2018 and 2017, respectively.

10.6 INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The breakdown of income tax charge is:

	12.31.2018	12.31.2017	12.31.2016
Current tax	1,465	2,061	2,159
Deferred tax	(713)	(2,708)	(3,412)
Other comprehensive income	19	-	(32)
Difference in the estimate of previous fiscal year income tax and the income return	(113)	(456)	(11)
Mininum notional income tax	-	-	(307)
Direct charges for income tax	-	118	-
Income tax expense (benefit)	658	(985)	(1,603)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2018	12.31.2017	12.31.2016
Profit before tax	8,447	15,157	1,870
Current tax rate	30%	35%	35%
Result at the tax rate	2,534	5,305	655
Share of profit of joint ventures and associates	(125)	(4,403)	(99)
Non-taxable results	(740)	(2,235)	(1,545)
Non-deductible cost	18	322
Non-deductible provisions	-	201	260
Other	80	19	309
Gain (Loss) on monetary position	(434)	2,476	(863)
Effect of tax rate change in deferred tax	(983)	(746)	-
Mininum notional income tax	-	-	(307)
Difference in the estimate of previous fiscal year income tax and the income tax statement	165	(741)	27
Deferred tax not previously recognized	-	(1,183)	(40)
Deferred tax assets not recognized	143	-	-
Income tax expense (benefit)	658	(985)	(1,603)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 10: (Continuation)

As of December 31, 2018 and 2017 consolidated accumulated tax losses amount to $ 6,651 million and $ 7,357 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years, at the tax rate that is estimated to apply, based on the following breakdown:

Fiscal year generation	Fiscal year prescription	12.31.2018	12.31.2017

2013	2018	-	1
2014	2019	-	1
2015	2020	98	15
2016	2021	667	1,010
2017	2022	161	1,389
2018	2023	1,050	-
		1,976	2,416
Unrecognized deferred assets		(1)	-
Recognized Tax loss-carryforwards		1,975	2,416

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1. PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Translation effect	Impairment	Increases	Transfers	Decreases	At the end

Land	818	-	-	2	-	-	820
Buildings	7,497	-	-	20	332	(35)	7,814
Equipment and machinery	36,569	5	(244)	32	3,244	-	39,606
High, medium and low voltage lines	36,429	-	-	381	1,595	(344)	38,061
Substations	13,471	-	-	113	188	(3)	13,769
Transforming chamber and platforms	7,532	-	-	32	354	(59)	7,859
Meters	7,516	-	-	18	356	-	7,890
Wells	18,580	-	-	26	3,892	(1,324)	21,174
Mining property	8,910	-	-	995	164	-	10,069
Vehicles	641	-	-	192	(4)	(16)	813
Furniture and fixtures and software equipment	2,169	-	-	268	98	(3)	2,532
Communication equipments	535	-	-	3	16	-	554
Materials and spare parts	1,068	-	-	216	(49)	(13)	1,222
Distribution storage center	332	-	-	-	31	-	363
Petrochemical industrial complex	2,287	-	(1,837)	-	108	-	558
Work in progress	17,155	-	-	22,623	(10,255)	-	29,523
Advances to suppliers	1,081	-	-	150	(70)	(439)	722
Other goods	168	-	-	-	-	-	168

Total at 12.31.2018	162,758	5	(2,081)	25,071	-	(2,236)	183,517
Total at 12.31.2017	164,176	(430)	-	24,787	(139)	(25,636)	162,758

(1)     Includes the transfer of materials and spare parts to the item "Inventories" of the current asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	Impairment	For the year	At the end	At the end	At 12.31.2017

Land	-	-	-	-	-	820	818
Buildings	(2,544)	35	-	(294)	(2,803)	5,011	4,953
Equipment and machinery	(12,126)	-	120	(2,454)	(14,460)	25,146	24,443
High, medium and low voltage lines	(11,250)	247	-	(1,169)	(12,172)	25,889	25,179
Substations	(3,571)	1	-	(404)	(3,974)	9,795	9,900
Transforming chamber and platforms	(1,940)	23	-	(243)	(2,160)	5,699	5,592
Meters	(2,698)	1	-	(304)	(3,001)	4,889	4,818
Wells	(10,165)	-	-	(1,922)	(12,087)	9,087	8,415
Mining property	(3,512)	-	-	(993)	(4,505)	5,564	5,398
Vehicles	(441)	16	-	(167)	(592)	221	200
Furniture and fixtures and software equipment	(1,489)	2	-	(341)	(1,828)	704	680
Communication equipments	(357)	-	-	(21)	(378)	176	178
Materials and spare parts	(57)	-	-	(11)	(68)	1,154	1,011
Distribution storage center	(74)	-	-	(19)	(93)	270	258
Petrochemical industrial complex	(834)	-	773	(195)	(256)	302	1,453
Work in progress	-	-	-	-	-	29,523	17,155
Advances to suppliers	-	-	-	-	-	722	1,081
Other goods	(129)	-	-	(6)	(135)	33	39

Total at 12.31.2018	(51,187)	325	893	(8,543)	(58,512)	125,005
Total at 12.31.2017	(46,227)	5,349	-	(10,309)	(51,187)		111,571

(1)    Includes $ 2,623 million corresponding to discontinued operations for 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

Edenor’s direct own costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2018 and 2017 amounted to $ 1,021 million and $ 870 million respectively.

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2018 and 2017 amounted to $ 282 million and $ 602 million, respectively.

11.1.1 Impairment of Property, Plant and Equipment in the Petrochemicals segment

The recoverability assessment of Petrochemicals segment’s assets resulted in the recognition of an impairment of $ 1,188 million as of December 31, 2018 as a consequence of the fall in this segment’s margins resulting from a sustained increase in operating costs, mainly impacted by the cost of raw material processed in the Catalytic Reform unit, and the drop in international reference prices.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the recoverable value, which is measured as the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution and; (iv) macroeconomic variables such as inflation and exchange rates, among others.

Key assumptions used in the calculation of the recoverable value as of December 31, 2018 are as follows:

-              Gross margin                                                                      7%

-              Discount rate (WACC)                                                      11.8%

-              International Average Styrene Price                              1,138 u$s/tn

-              Average gasoline 87 octane price                                   2.06 u$s/gallon

As regards these assumptions, the Company’s management has determined the estimated gross margin based on past yields and its market growth expectations (including projections of demand, prices and costs); the discount rate used reflects specific risks associated with the Petrochemicals segment.

The Company has conducted a sensitivity analysis of the recoverable value of the segment regarding: i) discount rate: a 1% increase or decrease in the discount rate would imply a 10% decrease or increase in the recoverable value, respectively, ii) international average styrene price: a 2% increase or decrease in the international styrene price would imply a 10% increase or decrease in the recoverable value, respectively and iii) average gasoline 87 octane price: a 1% increase or decrease in the gasoline 87 octane price would imply a 7% increase or decrease in the recoverable value, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.2 INTANGIBLE ASSETS

Original values
Type of good	At the beginning	Increase	Impairment	Decrease	At the end

Concession agreements	10,267	-	-	-	10,267
Goodwill	1,309	-	-	-	1,309
Intangibles identified in acquisitions of companies	264	6	(7)	-	263
Total at 12.31.2018	11,840	6	(7)	-	11,839
Total at 12.31.2017	11,937	-	-	(97)	11,840

	Depreciation
Type of good	At the beginning	For the year(1)	At the end

Concession agreements	(5,416)	(259)	(5,675)
Goodwill	-	-	-
Intangibles identified in acquisitions of companies	(70)	(14)	(84)
Total at 12.31.2018	(5,486)	(273)	(5,759)
Total at 12.31.2017	(5,372)	(114)	(5,486)

(1)    Includes $ 61 million corresponding to discontinued operations for 2017 year.

	Net book values
Type of good	At the end	At 12.31.2018

Concession agreements	4,592	4,851
Goodwill	1,309	1,309
Intangibles identified in acquisitions of companies	179	194
Total at 12.31.2018	6,080
Total at 12.31.2017		6,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.3 DEFERRED TAX ASSETS AND LIABILITIES, INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2017	Profit (loss) (1)	Other comprehensive income (loss)	12.31.2018
Tax loss-carryforwards	2,416	(441)	-	1,975
Trade and other receivables	175	289	-	464
Derivative financial instruments	-	-	-	-
Financial assets at fair value through profit and loss	18	(16)	-	2
Trade and other payables	1,745	210	-	1,955
Salaries and social security payable	-	56	-	56
Defined benefit plans	384	(98)	41	327
Provisions	1,096	105	-	1,201
Taxes payable	249	(36)	-	213
Liabilities associated to assets classified as held for sale	542	(542)	-	-
Other	67	8	-	75
Deferred tax asset	6,692	(465)	41	6,268
Property, plant and equipment	(16,687)	4,089	-	(12,598)
Investments in companies	(1,962)	1,328	(67)	(701)
Intangible assets	(108)	(7,178)	-	(7,286)
Trade and other receivables	(997)	723	-	(274)
Financial assets at fair value through profit and loss	(89)	(233)	-	(322)
Borrowings	(201)	79	-	(122)
Assets classified as held for sale	(1,241)	1,241	-	-
Other	(165)	(74)	-	(239)
Deferred tax liabilities	(21,450)	(25)	(67)	(21,542)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

	12.31.2016	Reclasification to held for sale	Profit (loss)	Other comprehensive income (loss)	12.31.2017
Tax loss-carryforwards	1,736	-	680	-	2,416
Trade and other receivables	357	(9)	(173)	-	175
Derivative financial instruments	-	-	-	-	-
Financial assets at fair value through profit and loss	-	-	18	-	18
Trade and other payables	2,071	-	(326)	-	1,745
Salaries and social security payable	-	-	-	-	-
Defined benefit plans	666	(93)	(184)	(5)	384
Provisions	3,173	(508)	(1,569)	-	1,096
Taxes payable	413	-	(164)	-	249
Liabilities associated to assets classified as held for sale	-	610	(68)	-	542
Other	232	-	(165)	-	67
Deferred tax asset	8,648	-	(1,951)	(5)	6,692
Property, plant and equipment	(23,565)	1,395	5,483	-	(16,687)
Investments in companies	(2,449)	-	554	(67)	(1,962)
Intangible assets	(542)	-	434	-	(108)
Trade and other receivables	(1,568)	-	571	-	(997)
Financial assets at fair value through profit and loss	(176)	-	87	-	(89)
Borrowings	(112)	-	(89)	-	(201)
Assets classified as held for sale	-	(1,395)	154	-	(1,241)
Other	(6)	-	(159)	-	(165)
Deferred tax liabilities	(28,418)	-	7,035	(67)	(21,450)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

	12.31.2015	Increase for subsidiaries acquisition	Profit (loss)	Other comprehensive income (loss)	12.31.2016
Tax loss-carryforwards	79	-	1,657	-	1,736
Trade and other receivables	131	169	57	-	357
Derivative financial instruments		-	-		-
Financial assets at fair value through profit and loss	20	-	(20)	-	-
Trade and other payables	826	-	1,245	-	2,071
Salaries and social security payable		-	-		-
Defined benefit plans	270	324	25	47	666
Provisions	332	2,612	229	-	3,173
Taxes payable	122	722	(431)	-	413
Liabilities associated to assets classified as held for sale		-	-		-
Other	57	213	(38)	-	232
Deferred tax asset	1,837	4,040	2,724	47	8,648
Property, plant and equipment	(13,823)	(8,525)	(1,217)	-	(23,565)
Inventories		-	-		-
Investments in companies		(2,439)	(10)		(2,449)
Intangible assets	(568)	(141)	167	-	(542)
Trade and other receivables	(660)	(512)	(396)	-	(1,568)
Financial assets at fair value through profit and loss	(122)	(101)	47	-	(176)
Borrowings	(62)	(82)	32	-	(112)
Assets classified as held for sale		-	-		-
Other	(5)	(40)	39	-	(6)
Deferred tax liabilities	(15,240)	(11,840)	(1,338)	-	(28,418)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2018	12.31.2017
Deferred tax asset	80	6,692
Deferred tax liabilities	(15,354)	(21,450)
Deferred tax liabilities, net	(15,274)	(14,758)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.4 INVENTORIES

	12.31.2018	12.31.2017

Materials and spare parts	3,536	3,067
Advances to suppliers	71	211
In process and finished products	1,516	945
Stock crude oil	46	43
Total	5,169	4,266

11.5 PROVISIONS

	Note	12.31.2018	12.31.2017
Non Current
Provisions for contingencies		4,674	5,121
Asset retirement obligation		770	1,355
Environmental remediation		13	22
Other provisions		42	51
		5,499	6,549

Current
Provisions for contingencies		658	190
Asset retirement obligation		65	224
Environmental remediation		147	188
Onerous contract (Ship or pay)	5.6	-	576
Other provisions		1	1
		871	1,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

	12.31.2018
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	5,311	1,579	210
Increases	4,013	1,391	208
Reclasifications	-	(677)	-
Decreases	(904)	(190)	(184)
Gain on net monetary position	(1,965)	(677)	(74)
Reversal of unused amounts	(1,123)	(591)	-
At the end of the year	5,332	835	160

	12.31.2017
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	7,500	3,430	642
Increases	1,627	1,053	162
Reclasifications	(347)	(27)	27
Reclasification to liabilities associated to assets classified as held for sale	-	(1,292)	(272)
Gain on net monetary position	(1,404)	(695)	(123)
Decreases	(1,461)	(276)	(223)
Reversal of unused amounts	(604)	(614)	(3)
At the end of the year	5,311	1,579	210

	12.31.2016
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	831	122	-
Increases	998	1,330	444
Increase for subsidiaries acquisition	7,047	2,558	497
Gain on net monetary position	(1,230)	(525)	(96)
Decreases	(146)	(55)	(203)
At the end of the year	7,500	3,430	642

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.5.1 Provision for Environmental remediation

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

11.5.2  Asset retirement obligation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.5.2       Provision for legal proceedings

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

The Company has recorded provisions for labor, civil and commercial complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2018, amount to $ 3.603 million.

We hereinafter detail the nature of significant judicial proceedings for which provisions have been recorded as of December 31, 2018:

-     Relevant Customs Summary Proceedings - Gasoline Exports: there is an important number of customs summary proceedings in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The Fiscal authority’s position involves a higher export duty rate. As December 31, 2018, the associated provision amounts to $ 3,375 million.

11.6 INCOME TAX AND MINIMUM NOTIONAL INCOME TAX LIABILITY

	12.31.2018	12.31.2017
Non current
Income tax, net of witholdings and advances	1,034	1,252
Minimum notional income tax, net of witholdings and advances	-	22
Total non current	1,034	1,274

Current
Income tax, net of witholdings and advances	930	1,299
Minimum notional income tax, net of witholdings and advances	154	93
Total current	1,084	1,392

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

Income tax

Pampa has assessed income tax for the fiscal period between January and October 2016 and HIDISA and HINISA have assessed their income taxes for fiscal years 2012 to 2017, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses, until October 2015 and the index of consumer prices City of Buenos Aires (IPCBA) for the November-December 2015 period, based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of December 31, 2018 Pampa, HIDISA and HINISA will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to $ 1,034 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non-current”.

On March 27, 2019, Pampa has decided to exercise the tax revaluation optional regime in relation to property, plant and equipment as of December 31, 2017, provided for by Title X of Law Nro. 27,430, and must withdraw any judicial or administrative process promoted or to be promoted in relation to the application of inflation adjustment in the income tax. Consequently, Pampa is taking the corresponding formal steps intending to pay the income tax corresponding to the fiscal period as of October 31, 2016, without considering the application of the adjustment for inflation mechanism (see Note 23).

Minimun Notional Income tax

The Company and certain subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years from 2010 to 2016, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

From AFIP’s validation to the said precedent, through General Instruction 2/2017, the Company and its subsidiaries have resolved not to file a declaratory of relief as from 2017 fiscal year.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures.

During 2015 and 2017 year, CTLL and EGSSA (currently merged with the Company) received a favorable decision by the first-instance Court and the Chamber of Appeals, respectively, on the declaratory relief claim filed for fiscal period 2010 and 2011. Additionally, favorable decisions have been obtained in other subsidiaries.

During December 2016, the Fiscal authority concluded an inspection on Edenor for fiscal year 2014, during which Edenor had applied the criterion established by the “Hermitage” decision in its IGMP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

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

11.7 TAX LIABILITIES

	12.31.2018	12.31.2017
Non current
Value added tax	160	323
Sales tax	33	25
Payment plans	60	192
Extraordinary Canon	289	-
Total non current	542	540

Current
Value added tax	786	777
Municipal, provincial and national contributions	130	588
Payment plans	53	90
Municipal taxes	108	102
Tax withholdings to be deposited	337	288
Stamp tax payable	10	15
Royalties	202	204
Extraordinary Canon	374	816
Other	52	21
Total current	2,052	2,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

11.8 DEFINED BENEFITS PLANS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

As of December 31, 2018 and 2017, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Liabilities at the beginning	1,760	(117)	1,643
Items classified in profit or loss
Current services cost	75	-	75
Cost for interest	339	(31)	308
Contributions paid	(187)	-	(187)
Items classified in other comprehensive income
Actuarial losses (gains)	225	(65)	160
Exchange differences on translation	4	-	4
Benefit payments	(130)	-	(130)
(Gain) loss on net monetary position	(586)	50	(536)
At the end	1,500	(163)	1,337

	12.31.2017
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	2,189	(286)	1,903
Items classified in profit or loss
Current services cost	95	-	95
Cost for interest	457	(38)	419
Past services cost	46	-	46
Items classified in other comprehensive income
Actuarial losses (gains)	(32)	16	(16)
Exchange differences on translation	52	(26)	26
Benefit payments	(87)	11	(76)
Contributions paid	-	(11)	(11)
Reclasification to liabilities associated to assets classified as held for sale	(420)	165	(255)
(Gain) loss on net monetary position	(540)	52	(488)
At the end	1,760	(117)	1,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

	12.31.2016
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	769	-	769
Items classified in profit or loss
Current services cost	83	-	83
Cost for interest	412	(26)	386
Items classified in other comprehensive income
Actuarial losses (gains)	145	10	155
Benefit payments	(151)	4	(147)
Contributions paid	-	(4)	(4)
(Gain) loss on net monetary position	(271)	10	(261)
Increase for subsidiries acquisition	1,202	(280)	922
At the end	2,189	(286)	1,903

As of December 31, 2018, net liability by type of plan, is as follows: a) $ 146 million corresponding to Indemnity plan; b) $ 404 million corresponding to Compensatory plan and c) $ 368 million corresponding to Collective agreements.

As of December 31, 2017, net liability by type of plan, is as follows: a) $ 261 million corresponding to Indemnity plan; b) $ 405 million corresponding to Compensatory plan and c) $ 454 million corresponding to Collective agreements.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2018
Less than one year	162
One to two years	94
Two to three years	111
Three to four years	100
Four to five years	92
Six to ten years	449

Significant actuarial assumptions used were as follows:

	12.31.2018	12.31.2017
Discount rate	5%	5%
Salaries increase	1%	1%
Average inflation	27%	21%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 11: (Continuation)

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2018
Discount rate: 4%
Obligation	1,637
Variation	137
10%

Discount rate: 6%
Obligation	1,383
Variation	(117)
(9%)

Salaries increase: 0%
Obligation	1,425
Variation	(75)
(6%)

Salaries increase: 2%
Obligation	1,587
Variation	87
6%

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

11.9 SALARIES AND SOCIAL SECURITY PAYABLE

	12.31.2018	12.31.2017
Non current
Seniority - based bonus	148	171
Early retirements payable	15	6
Total non current	163	177

Current
Salaries and social security contributions	918	855
Provision for vacations	711	991
Provision for gratifications and annual bonus for efficiency	1,087	1,327
Early retirements payable	10	7
Total current	2,726	3,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	12.31.2018	12.31.2017
Non current
Shares	422	286
Total non current	422	286

Current
Government bonds	11,234	7,418
Shares	44	-
Investment funds	3,995	14,158
Total current	15,273	21,576

12.2 Trade and Other receivables

	Note	12.31.2018	12.31.2017
Non Current
CAMMESA Receivable		2,647	4,234
Other		853	9
Trade receivables, net		3,500	4,243

Non Current
Tax credits		503	241
Allowance for tax credits		(11)	(21)
Related parties	17	1,860	1,172
Prepaid expenses		28	30
Financial credit		30	55
Guarantee deposits		1	136
Contractual receivables in Ecuador	6	-	1,474
Receivable for sale of property, plant and equipment		112	99
Natural Gas Surplus Injection Promotion Program		2,671	-
Credit with RDSA	20	766	-
Other		61	15
Other receivables, net		6,021	3,201

Total non current		9,521	7,444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

	Note	12.31.2018	12.31.2017
Current
Receivables from energy distribution sales		8,392	9,029
Receivables from MAT		1,035	644
CAMMESA		4,943	4,263
CAMMESA Receivable		574	622
Receivables from oil and gas sales		2,923	1,135
Receivables from refinery and distribution sales		218	1,414
Receivables from petrochemistry sales		2,544	1,364
Related parties	17	384	251
Other		139	201
Allowance for doubtful accounts		(1,266)	(822)
Trade receivables, net		19,886	18,101

Current
Tax credits		1,020	1,905
Advances to suppliers		83	16
Advances to employees		8	37
Related parties	17	201	317
Prepaid expenses		61	102
Receivables for non-electrical activities		539	322
Financial credit		209	123
Guarantee deposits		475	1,555
Natural Gas Surplus Injection Promotion Program		2,667	3,827
Insurance to recover		212	298
Expenses to be recovered		417	548
Credits for the sale of property, plant and equipment		783	573
Other		213	778
Allowance for other receivables		(285)	(235)
Other receivables, net		6,603	10,166

Total current		26,489	28,267

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values, with the exception of the items expressly mentioned below:

Compensations pending settlement and/or payment for the year 2017 under Natural Gas Injection Promotion Programs

On May 2, 2018, the Group filed with the Ministry of Energy an application form to adhere to the program for the cancellation of compensations pending settlement under the natural gas injection encouragement programs approved by MINEM Resolution No. 97/18 (Note 2.4.2) expressing its consent and acceptance of the terms and scope of such resolution. The resolution provides an estimated compensation in the amount of U$S 148 million for the Group, payable in thirty monthly consecutive installments as from January 1, 2019. The compensable credit balance pending collection as of December 31, 2017 amounts to $ 2,364 million. As of December 31, 2018, the Company has reassessed the present value of the credit taking into consideration collection dates provided for in the resolution; as a result of such reassessment, the recorded credit amounts to $ 5.338 million. On February 21, 2019, SGE Resolution No. 54/19 established that cancellations will be implemented through the delivery of public debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

Gas Distributors’ receivables

As regards receivables resulting from differences between the price stipulated in gas sale agreements and that recognized in the distributors’ final tariffs during the April-September 2018 period for approximately U$S 34 million, as of December 31, 2018 and taking into consideration that as of the issuance of these financial statements the Company has not adhered to the collection procedure established by PEN Decree No. 1,053/18 (see Note 2.4.2.2), the Company has estimated the value of this credit claim considering the collection scenario resulting from the scheme provided for by PEN Decree No. 1,053/18 mentioned above, as well as the judicial collection scenario; as a result of such estimate, the related receivables amounts to $ 923 million.

Unaffected CAMMESA’s receivables

The Company holds unaffected receivables from CAMMESA for a total nominal value plus accrued interest of $ 3,564 million and $ 4,049 million as of December 31, 2018 and 2017, respectively corresponding to LVFVDs under SE Resolution No. 406/2003 (2004-2006 and 2008-2013 periods) and Trust under SE Resolution No. 95/2013 (2013-2016 periods). As of December 31, 2017 the credit balance amounts to $ 2,452 million. As of December 31, 2018 and taking into consideration that no bids have been placed under the tenders launched pursuant to PEN Decree No. 882/2017 accepting as payment LVFVDs issued under Resolution No. 406/2003 and other provisions passed by the SE, the Company has reassessed the receivable present value by weighting the possibility of receivable assignments to a third-party with projects accepting LVFCDs as payment, as well as the possibility of recovering the receivables through the judicial claim; as a result of such reassessment, the related receivables amounts to $ 668 million.

The movements in the allowance for the impairment of trade receivables are as follows:

	Note	12.31.2018	12.31.2017	12.31.2016
At the beginning	4.1	975	790	218
Allowance for impairment		1,266	480	499
Utilizations		(389)	(76)	(59)
Reversal of unused amounts		(31)	(2)	(46)
Gain on net monetary position		(555)	(179)	(92)
Reclasification to assets held for sale		-	(191)	-
Increase for purchases of subsidiaries		-	-	270
At the end of the year		1,266	822	790

The movements in the allowance for impairment of other receivables are as follows:
	Note	12.31.2018	12.31.2017	12.31.2016
At the beginning	4.1	217	372	655
Allowance for impairment		248	55	97
Decreases		-	(25)	(24)
Incraese for susidiaries acquisition		-	-	154
(Gain) loss on net monetary position		(115)	15	(153)
Reversal of unused amounts		(54)	(161)	(357)
At the end of the year		296	256	372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

12.3 CASH AND CASH EQUIVALENTS

	12.31.2018	12.31.2017
Cash	17	44
Banks	3,133	483
Time deposits	5,947	652
Total	9,097	1,179

12.4 BORROWINGS

Non Current	Note	12.31.2018	12.31.2017

Financial borrowings		9,743	8,785
Corporate bonds		54,927	40,993
CAMMESA financing		4,519	5,017
Related parties	17	-	21
		69,189	54,816

Current

Financial borrowings		11,811	7,527
Corporate bonds		934	1,091
CAMMESA financing		127	-
Related parties	17	29	5
		12,901	8,623

(1)       Net of the repurchase of Corporate bonds Class I maturity 2027 of Pampa Energía for a nominal value of U$S 8.85 million and Edenor’s Corporate bonds 2022 for a nominal value of U$S 0.4 million as of December 31, 2018.

As of December 31, 2018 and 2017, the fair values of the Company’s non-current borrowings (Corporate Bonds) amount approximately to $ 49,026 million and $ 45,156 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1 and 2).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate their fair value as they are subjected to a variable rate.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

Fixed rate	12.31.2018	31.12.2017

Less than one year	9,032	6,891
One to two years	4,109	812
Two to five years	10,732	11,087
Up to five years	46,825	34,421
	70,698	53,211

Floating rates

Less than one year	2,680	877
One to two years	1,809	901
Two to five years	2,106	3,780
Up to five years	2,430	2,873
	9,025	8,431

Non interest accrues

Less than one year	1,189	855
One to two years	31	-
Two to five years	1,147	784
Up to five years	-	158
	2,367	1,797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

The movements in the borrowings are as follows:

	12.31.2018	12.31.2017	12.31.2016
At the beginning	63,439	47,855	19,821
Proceeds from borrowings	9,250	47,130	35,918
Payment of borrowings	(9,057)	(27,650)	(12,654)
Accrued interest	6,766	5,396	5,740
Payment of borrowings' interests	(5,004)	(4,072)	(3,212)
Net foreign currency exchange difference	46,895	8,546	3,723
Increase for subsidiries acquisition	-	-	14,155
Costs capitalized in property, plant and equipment	282	546	516
Decrease through shares of subsidiaries (1)	-	-	(2,493)
Decrease through offsetting with other credits (2)	-	-	(4,125)
Decrease through offsetting with trade receivables	-	(6)	(512)
Gain on net monetary position	(29,974)	(14,301)	(7,250)
Repurchase and redemption of corporate bonds	(448)	(47)	(1,888)
Other financial results	(59)	42	116
At the end of the year	82,090	63,439	47,855

During the years ended December 31, 2018 and 2017, the Company and its subsidiaries acquired and/or redeem its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of        U$S 13.2 million and U$S 15.1 million, respectively. Due to these debt-repurchase and/or redemptions, the Company and its subsidiaries recorded a loss of $ 59.4 million in the year ended December 31, 2018, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

During 2018, the Company had debt maturities of approximately U$S 300 million that were refinanced through financial loans and pre-financing of exports with different local banks and with short and medium term maturities.

Subsequently, after the end of 2018 fiscal year (mainly during the month of February 2019), the Company paid a total of U$S 24 million at maturity, net of refinancing, pre-paid a total of U$S 105 million, and refinanced a total of U$S 36 million with financial institutions, with a short-term maturity.

As of the date of issuance of these financial statements, the Company is in compliance with the covenants established in its indebtedness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

12.4.1 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2018

Corporate bonds:

2022 CB	Edenor	US$	166	Fixed	10%	2022	6,360
Class 4 CB	PAMPA	US$	34	Fixed	6%	10/30/2020	1,291
Class E CB	PAMPA	ARS	607	Fixed	Badlar	11/13/2020	607
T Series CB (1)	PAMPA	US$	741	Fixed	8%	1/24/2027	28,404
Class 1 CB (2)	PAMPA	US$	500	Fixed	7%	7/21/2023	19,228
							55,890
Regulatory:

CAMMESA 2014 Agreement	PAMPA	ARS	855	Variable	CAMMESA	(4)	2,158
CAMMESA Mapro	PAMPA	ARS	174	Variable	CAMMESA	(3)	254
CAMMESA Mapro	CPB	ARS	1,085	Variable	CAMMESA	(3)	2,234
							4,646
Financial loans:

	PAMPA	U$S	17,116	Fixed	Between 2,9% and 7,5%	Feb-2018 to May-2021	17,357
	PAMPA	U$S	1,746	Variable	6% + Libor	May-2024	1,732
	PAMPA	ARS	550	Fixed	Between 22% y 22,25%	Sep-2019 to Oct-2019	561
	Edenor	U$S	1,885	Fixed	Libor + 4,27%	10/11/2020	1,904
							21,554

							82,090

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2017

Corporate bonds:

2022 CB	Edenor	US$	172	Fixed	10%	2022	4,903
Class 4 CB	PAMPA	US$	34	Fixed	6%	10/30/2020	942
Class E CB	PAMPA	ARS	575	Variable	Badlar	11/13/2020	871
Class A CB	PAMPA	ARS	282	Variable	Badlar	10/5/2018	439
T Series CB	PAMPA (1)	US$	500	Fixed	7%	7/21/2023	14,013
Class 1 CB	PAMPA (2)	US$	750	Fixed	8%	1/24/2027	20,942
							42,110
Regulatory:

CAMMESA 2014 Agreement	PAMPA	ARS	855	Variable	CAMMESA	(4)	2,321
CAMMESA Mapro	PAMPA	ARS	140	Variable	CAMMESA	(3)	285
CAMMESA Mapro	CPB	ARS	1,088	Variable	CAMMESA	(3)	2,411
							5,017
Financial loans:

	PAMPA	U$S	352	Fixed	Between 2.9% and 7.5%	Feb-2018 to May-2021	9,786
	PAMPA	U$S	63	Variable	6% + Libor	Sep-2018 to May-2024	1,719
	PAMPA	ARS	2,270	Fixed	Between 22% y 22.25%	Aug-2018 to Oct-2019	3,417
	Edenor	U$S	50	Fixed	Libor + 4.27%	10/11/2020	1,390
							16,312
							63,439

(1)   On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of U$S 750 million with an issuance price of 99.136%. Funds derived from the issuance of these CBs will be destined to investing in physical assets located in Argentina; financing working capital in Argentina; refinancing liabilities and/or making capital contributions in controlled companies or affiliates to use funds for the above-mentioned purposes.

(2)   Corresponds to the mutual contracts entered into with CAMMESA to finance major maintenance works related to the different generation units approved by the SE. The financing will be amortized in 36 monthly and consecutive installments as from the completion of the works, this term could be extended by 12 months. Maintenance Remuneration will be used to cancel the financing granted. As a result of the entry into force of the new remuneration scheme (Resolution SE No. 19/17), the Maintenance Remuneration was discontinued and it was defined that the balance of the financing will be repayable through the discount of U$S 1 / MWh for the energy generated until its total cancellation.

(3)   On December 1, 2014, CTLL and CAMMESA signed a Financing and Assignment of Loan Agreement in order to finance the works of the 2014 Agreement Project. The financing will be canceled, at Pampa option, through a payment in cash or through offsetting with CAMMESA receivables of the Company and other subsidiaries, 36 months as from the month following the commercial commissioning of the last generating unit making up the Projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

12.4.2 Global Corporate Bonds Program

The Company has the following programs in place: (i) a simple CBs Program (non-convertible into shares) for a maximum amount of U$S500 million, which was authorized by CNV Resolution No. 17,162, effective until August 15, 2018; and (ii) a simple or convertible CBs Program for up to U$S 2,000 million, which was authorized by CNV Resolution No. 18,426, effective until December 29, 2021.

The Company’s Shareholders’ Meeting held on April 7, 2017 approved the issuance of CBs convertible into common shares and American Depositary Shares (“ADRs”) for a face value of U$S 500 million subject to certain conditions, mainly regarding the Company’s ADR price.

On January 16, 2018, the Company informed the CNV that, following the sales transactions in the refining and distribution segment (Note 5.2.2) and of certain oil assets (Note 5.2.1), the resulting fund inflow would allow the Company to afford the defined strategic investments. Therefore, the issuance of corporate bonds convertible into shares is not deemed necessary.

12.4.3 Guarantees on loans

On September 27, 2017, Greenwind entered into a loan agreement with Corporación Interamericana de Inversiones, Banco Interamericano de Desarrollo, Banco Santander, and Industrial and Commercial Bank of China Limited (ICBC) Dubai Branch in the amount of U$S 104 million, which will be used to finance the construction, operation and maintenance of the 100 MW wind farm currently being developed in Bahía Blanca, Province of Buenos Aires.

The facility will have a nine-year term as from its execution date and will be repaid in 14 six-monthly consecutive installments, the first one becoming due on May 15, 2020.

Pampa granted a bond for the whole facility’s principal to guarantee the operation.

On October 20 and November 13, 2017, Greenwind collected the entire financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

12.5.  TRADE AND OTHER PAYABLES

Non Current		12.31.2018	12.31.2017

Customer contributions		112	118
Funding contributions for substations		33	89
Customer guarantees		141	149
Trade payables		286	356

ENRE Penalties and discounts		5,097	5,738
Loans (mutuums) with CAMMESA		2,282	2,782
Compensation agreements		251	183
Liability with FOTAE		207	281
Payment agreement with ENRE		37	108
Other		2	9
Other payables		7,876	9,101
Total non current		8,162	9,457

Current	Note	12.31.2018	12.31.2017

Suppliers		9,371	12,826
CAMMESA		11,909	11,214
Customer contributions		15	28
Discounts to customers		37	55
Funding contributions substations		17	12
Customer advances		244	303
Related parties	17	245	117
Other		19	19
Trade payables		21,857	24,574

ENRE Penalties and discounts		1,836	425
Related parties	17	11	17
Advances for works to be executed		14	21
Compensation agreements		481	830
Payment agreements with ENRE		65	93
Other creditors		305	303
Other		187	392
Other payables		2,899	2,081

Total current		24,756	26,655

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. For the majority of the non-current payables and other payables, the fair values are also not significantly different to their carrying amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

The fair values of non-current customer contributions as of December 31, 2018 and 2017 amount to $ 108 million and $ 141 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of the compensation agreements approximates their fair value given the valuation characteristics (Note 4.17).

12.6 FINANCIAL INSTRUMENTS BY CATEGORY

The following chart presents financial instruments by category:

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	34,217	122	34,339	1,671	36,010
Financial assets at amortized cost
Government securities	1,330	-	1,330	-	1,330
Financial assets at fair value through profit and loss
Government securities	-	11,234	11,234	-	11,234
Shares	-	466	466	-	466
Investment funds	-	3,995	3,995	-	3,995
Derivative financial instruments	-	3	3	-	3
Cash and cash equivalents	9,097	-	9,097	-	9,097
Total	44,644	15,820	60,464	1,671	62,135

Liabilities
Trade and other liabilities	22,833	576	23,409	9,509	32,918
Borrowings	82,090	-	82,090	-	82,090
Derivative financial instruments	-	49	49	-	49
Total	104,923	625	105,548	9,509	115,057

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	31,761	870	32,631	3,080	35,711
Financial assets at amortized cost
Government securities	16	-	16	-	16
Trusts	21	-	21	-	21
Financial assets at fair value through profit and loss
Government securities	-	7,418	7,418	-	7,418
Shares	-	286	286	-	286
Investment funds	-	14,158	14,158	-	14,158
Derivative financial instruments	-	6	6	-	6
Cash and cash equivalents	1,179	-	1,179	-	1,179
Total	32,977	22,738	55,715	3,080	58,795

Liabilities
Trade and other liabilities	26,789	2,783	29,572	6,540	36,112
Borrowings	63,439	-	63,439	-	63,439
Total	90,228	2,783	93,011	6,540	99,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	3,555	196	3,751	-	3,751
Interest expense	(10,902)	-	(10,902)	(844)	(11,746)
Foreign exchange, net	(32,653)	3,260	(29,393)	(3,156)	(32,549)
Results from financial instruments at fair value	-	2,415	2,415	-	2,415
Discounted value measurement	(2,713)	-	(2,713)	-	(2,713)
Other financial results	363	-	363	(79)	284
Total	(42,350)	5,871	(36,479)	(4,079)	(40,558)

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	2,076	257	2,333	-	2,333
Interest expense	(8,173)	-	(8,173)	(415)	(8,588)
Foreign exchange, net	(7,138)	1,850	(5,288)	(531)	(5,819)
Results from financial instruments at fair value	-	2,324	2,324	-	2,324
Discounted value measurement	(213)	-	(213)	-	(213)
Other financial results	(167)	-	(167)	(61)	(228)
Total	(13,615)	4,431	(9,184)	(1,007)	(10,191)

12.7 Fair value of financial Instruments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	11,234	-	-	11,234
Shares	44	-	422	466
Investment funds	3,995	-	-	3,995
Derivative financial instruments	-	3	-	3
Other receivables	122	-	-	122
Total assets	15,395	3	422	15,820

Liabilities
Derivative financial instruments	-	49	-	49
Total liabilities	-	49	-	49

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	7,418	-	-	7,418
Trust	-	-	221	221
Investment funds	14,158	-	-	14,158
Derivative financial instruments	-	5	-	5
Other receivables	870	-	-	870
Total assets	22,446	5	221	22,672

Liabilities
Derivative financial instruments	-	120	-	120
Total liabilities	-	120	-	120

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 12: (Continuation)

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

NOTE 13: EQUITY COMPONENTS

13.1 SHARE CAPITAL AND RESERVES

13.1.1  SHARE CAPITAL

During the year ended December 31, 2018, the Company acquired the equivalent of 202,929,825 own shares for an amount of $ 11,317 million, in relation to the Company Share Repurchase Program.

During the year ended December 31, 2018, the Company repurchased 3,000,000 shares corresponding to the Shared based Compensation Plan in favor of executive employees and other key personnel for an amount of $ 260 million and delivered 173,891 treasury shares in payment for the mentioned Plan (see Note 19.2).

On October 2, 2018, the Company’s Extraordinary General Meeting resolved a share capital reduction by the cancellation of 182,820,250 treasury shares acquired as a result of the share repurchase programs, as a result share capital total decreased from $ 2,082,690,514 to $ 1,899,870,264 (1,874,434,580 and 25,435,684 corresponding to outstanding shares and treasury shares, respectively). This reduction was registered by the IGJ on November 28, 2018. In addition, on January 9, 2019, the CNV granted partial cancellation of the related public offer.

As of December 31, 2018, treasury shares represent 1.34% of share capital, of which 20,109,575 shares correspond to the Company Share Repurchase Program (see detail below) and 5,326,109 shares correspond to Shared based Compensation Plan in favor of executive employees and other key personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 13: (Continuation)

Company Share Repurchase Program (the “Program”)

In view of the fact that the Company’s share price does not reflect either the value or the economic reality its assets currently or potentially have, this being detrimental to the interests of the Company’s shareholders, and taking into consideration the Company’s strong cash position and fund availability, on April 27, 2018, the Company’s Board of Directors approved the repurchase of portfolio shares for up to U$S 200 million for an initial term of 120 calendar days. On June 22, 2018 the Program was extended by the Board of Directors for an additional maximum amount of up to U$S 200 million for an initial term of 120 calendar days.

Under the program, portfolio shares may not exceed, as a whole, the limit of 10% of the capital stock, and may be purchased for a maximum price of $ 50 per common share and U$S 60 per ADR, for the initial program, and $ 62 per common share and U$S 55 per ADR for the program extension.

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

13.1.2 OTHER RESERVES

13.1.2.1 Acquisition of own ADRs by Edenor

As of December 31, 2018, pursuant to the own shares repurchase program approved by its Board of Directors, Edenor acquired at the NYSE a total number of 779,543 ADRs equivalent to 15,590,860 Series B common shares for an amount of $ 1,069 million. As of December 31, 2018, Edenor’s treasury shares amount to 23,385,028.

13.1.2 Acquisition of Edenor’s ADRs by the Company

During 2018 year, the Company acquired a total number of 346,270 Edenor’s ADRs, which equal 6,583,320 million Series B common shares, at a U$S 9 million acquisition cost.

Additionally, in the month of October 2018, the Company acquired 17,104 Edenor’s ADRs, which equal 342,080 million Series B common shares, at a $13 million acquisition cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 13: (Continuation)

13.2 EARNING (LOSS) PER SHARE

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

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. As of December 31, 2018 and 2017, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

	12.31.2018	12.31.2017
(Loss) earning for continuing operations attributable to the equity holders of the Company	5,506	12,867
Weighted average amount of outstanding shares	1,959	1,936
Basic and diluted (loss) earnings per share from continuing operations	2.8106	6.6462

Earning for discontinued operations attributable to the equity holders of the Company	2,929	(2,068)
Weighted average amount of outstanding shares	1,959	1,936
Basic and diluted earnings per share from discontinued operations	1.4952	(1.0682)

Total (loss) earning attributable to the equity holders of the Company	8,435	10,799
Weighted average amount of outstanding shares	1,959	1,936
Basic and diluted earnings per share	4.3058	5.5780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 13: (Continuation)

13.3 profit distributions

Dividends

Pursuant to Law No. 27,430, enacted in December 2017 (Note 2.7), dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or after January 1, 2018 through December 31, 2019, are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

NOTE 14:  STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 ADJUSTMENTS TO RECONCILE NET PROFIT (LOSS) TO CASH FLOWS GENERATED BY OPERATING ACTIVITIES

	Note	12.31.2018	12.31.2017	12.31.2016
Income tax		658	(985)	(1,603)
Accrued interest		8,254	6,255	7,072
Depreciations and amortizations	9, 10.1 and 10.2	8,816	7,739	7,102
Constitution of allowances, net	10.4	1,061	418	497
Constitution (recovery) of provisions, net	10.4	1,180	(150)	951
Share of profit from joint ventures and associates	5.3	(4,464)	(1,813)	(286)
Income from the sale of associates	5.1	(1,052)	-	-
Accrual of defined benefit plans	9, 10.1 and 10.2	196	518	493
Net exchange differences	10.5	32,048	5,819	1,649
Result from measurement at present value	10.5	2,792	282	138
Changes in the fair value of financial instruments		(2,372)	(2,324)	(2,368)
Results from property, plant and equipment sale and decreases		126	56	181
Impairment of property, plant and equipment and intangible assets		1,195	-	-
Dividends received	10.4	(29)	(56)	(13)
Compensation agreements	10.1 and 10.2	196	1,055	831
Result from the sale of shareholdings in companies and property, plant and equipment	5.1	(1,644)	-	(1,015)
Recognition of income - provisional remedies Note MEyM No. 2016-04484723		-	-	(2,380)
Income recognition on account of the RTI - SE Res. No. 32/15		-	-	(173)
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	-	(887)
Onerous contract (Ship or pay)	10.4	265	142	(317)
Gain on monetary position	10.5	(23,696)	(11,478)	(5,770)
Other		23	306	84
		23,553	5,784	4,186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 14: (Continuation)

14.2 CHANGES IN OPERATING ASSETS AND LIABILITIES

	12.31.2018	12.31.2017	12.31.2016
Increase in trade receivables and other receivables	(6,594)	(2,430)	342
(Increase) decrease in inventories	(718)	(425)	575
Increase in trade payables and other payables	836	385	(632)
Increase in deferred income	88	1	(4)
Increase (decrease) in salaries and social security payable	511	(55)	151
Decrease in defined benefit plans	(130)	(115)	(462)
Increase (Decrease) in tax payables	1,319	(988)	3,392
Decrease in provisions	(2,274)	(1,803)	(494)
Constitution of guarantees of derivative financial instruments	-	-	(453)
Income tax and minimum notional income tax paid	(1,841)	(2,119)	(927)
(Payments) proceeds from derivative financial instruments, net	(897)	873	120
Net cash (used in) generated by operating activities from discontinued operations	(1,726)	3,291	2,902
Total changes in operating assets and liabilities	(11,426)	(3,385)	4,510

14.3 SIGNIFICANT NON-CASH TRANSACTIONS

	12.31.2018	12.31.2017	12.31.2016
Significant non-cash transactions from continuing operations :
Acquisition of property, plant and equipment through an increase in trade payables	639	(3,898)	(1,128)
Borrowing costs capitalized in property, plant and equipment	(282)	(602)	(880)
Decreases of property, plant and equipment through an increase in other receivables	439	-	-
Decrease in borrowings through offsetting with trade receivables	-	-	(508)
Increase in asset retirement obligation provision	1,272	(59)	(332)
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	(819)	718	200
Outstanding receivable for the sale of interests in subsidiaries and financial assets	-	-	(2,521)
Decrease in loans through compensation with trade receivables and other receivables	-	-	(2,477)
Decrease in loans through compensation with other credits	-	-	(4,098)
Collection of other credits through the delivery of government bonds	-	-	1,055

Significant non-cash transactions from discontinued operations :
Acquisition of property, plant and equipment through an increase in trade payables	-	(13)	(82)
Decrease (increase) in asset retirement obligation provision	-	464	(429)
Dividends pending collection	-	551	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant legal proceedings as of December 31, 2018, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see note 11.8). We hereinafter describe the nature of currently-pending labor claims:

-        Claims by former employees not covered by the plan, seeking their inclusion

-        Claims on considering that the index (IPC) used to update the plan benefits are ineffective to keep their “constant value”.

-        Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings.

15.2 Tax claim - Tax on Liquid Fuels and Natural Gas.

The AFIP filed a claim in the amount of $54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods 01/2006 through 08/2011, plus compensatory interest and a penalty of $38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3 Environmental claims

-        The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

-        ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at U$S54 million based on a PDUN report. The proceeding is in the complaint answer stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: (Continuation)

-        Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of U$S500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-        Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud plant seeking the redress of alleged damages for a nominal amount estimated at $1 million and U$S1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

-        Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $200 million. The proceeding is pending the resolution of the admissibility of CSJN’s jurisdiction.

-        A group of neighbors of the City of Bahía Blanca instituted a complaint before the provincial courts of this city for alleged environmental damage having collective impact against the companies of the petrochemical complex, Consorcio de Gestión Del Puerto de Bahía Blanca and the Province of Buenos Aires. The plaintiffs seek the redress of collective moral injury (estimated at $52 million), the cessation of the alleged damage to the estuary of Bahía Blanca, and a comprehensive restoration to its previous state. In case this is not possible, the plaintiffs subsidiarily seek damages, the beneficiary of which would be the Environmental Compensation Fund. They also request a prohibition to install new industrial activities in the area and the development of a new and efficient industrial waste collection, disposal and treatment system. The proceeding is in the evidentiary stage.

-        Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The proceeding is in the complaint answer stage.

-        A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: (Continuation)

-        Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-        Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The proceeding is in the lawsuit integration stage.

-        Plaintiffs María Elena Baya de Rudd and David Rudd have filed a complaint against the Company, other companies and the joint venture made up by them for the repair of alleged damages caused in the Estancia Laguna Esperanza lot owned by them and the remediation of alleged environmental damage caused by the exploitation and abandonment of oil wells in the lot. The Company has filed an appeal in this proceeding.

-        Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage.

15.4 Civil and Commercial Claims

-        The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of U$S3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The proceeding is in the integration and complaint answer stage.

-        The Company was notified of the institution of a collective action in the City of Rio de Janeiro, Brazil, by a lawyer of that nationality, Felipe Machado Caldeira, alleging that Petrobras Brasil has not conducted Petrobras Argentina’s sales process pursuant to a competitive bidding process in accordance with Brazilian laws applicable to mixed public-private firms in Brazil, for a nominal amount of R$1,000 million. In this proceeding, no specific accusation against Pampa has been filed. The proceeding is currently suspended in the integration and complaint answer stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: (Continuation)

-        Messrs. Candoni, Giannasi, Pinasco and Torriani brought arbitration complaints against the Company before the Buenos Aires Stock Exchange’s Arbitration Court seeking to challenge the price and tender offer for the merger through absorption of Petrobras Argentina S.A. into Pampa Energía S.A. for a nominal amount of $148 million. The complaints have been joined. The Court issued a partial award upholding the challenge under the capital markets law used by the plaintiff to dispute the exchange ratio used in the merger and dismissed the Company’s position, which stated that the proper course of action would be to challenge the shareholders’ meeting pursuant to the Business Organizations Law. The Company filed an appeal against this partial award and filed a motion for appeal and nullity which will be resolved by the Chamber of Appeals in Commercial Matters.

-        Las Higuerillas S.R.L. brought a judicial proceeding against the Company for the damages allegedly sustained as a result of the early termination of the concession agreement for the exploitation of a gas station for a nominal amount of $9 million. The proceeding is in the evidentiary stage.

-        Fees associated with the injunction granted in favor of Oil Combustibles: Oil Combustibles’ attorneys claim an increase in their fees assessed by the first-instance judge and ratified by the Chamber of Appeals of Rosario. The Supreme Court of Santa Fe resolved to annul the Camber’s decision and ordered that a new judgment should be passed. A motion for clarification was filed against this judgment before the Supreme Court of Justice, as well as an extraordinary appeal before the CSJN.

-        Consumidores Financieros Asociación Civil para su Defensa, claimes Edenor: i) the reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of the National Electrical Energy Fund that distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes, ii) the reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment, and iii) the application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361. The Federal Government, the AFIP and the ENRE are summoned as third-party defendants. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

-        Asociación de Defensa de derechos de clientes y consumidores (ADDUC) requested that the Company be ordered by the Court to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed. These proceedings have been joined to those mentioned above and have been brought to trial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: (Continuation)

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2018 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-        CTLL filed a contentious administrative complaint against the National Government for contractual breach during the January 2016-July 2017 period. CTLL claims that CAMMESA’s decision should be reversed regarding the renewal and recognition of costs associated with natural gas supply agreements, and that, susbsidiarily, sustained damages for an amount of U$S28 million should be redressed.

-        Upon the determination of the expiration of the Veta Escondida area concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the Federal Supreme Court of Justice pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding and settle a solution. Negotiations are currently in progress, and terms have been suspended for 20-day periods renewable until settling the conflict.

15.6 Civil and commercial claims

-        Edenor seeks to obtain the judicial annulment of the ENRE’s Resolution 32/11 that provided Edenor to: i) be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065, ii) be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99 and iii) be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE.

-        Edenor’s purpose is to sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach. As of the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

15.7 Tax claims

-        Income tax refund

Pampa, HIDISA, HINISA and CPB have filed several tax refund claims in the amount of $1,167 million for overpaid income taxes taking into considerations the effects of the inflation adjustment mechanism. On December 7, 2017, CPB collected the amount claimed for the 2002 period, which amounts to $4 million plus interest. The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

On March 27, 2019, Pampa and CPB have decided to exercise the tax revaluation optional regime in relation to property, plant and equipment as of December 31, 2017, provided for by Title X of Law Nro. 27,430, and must withdraw any judicial or administrative process promoted or to be promoted in relation to the application of inflation adjustment in the income tax. Consequently, Pampa and CPB have formally submitted its withdrawal to the refund rights mentioned above (see Note 23).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 15: (Continuation)

-        Refund on minimum presumed income tax

The Company and its predecessor CTLL filed several refund claims before the AFIP on account of the minimum presumed income tax for fiscal periods 2008 and 2009 requesting the refund of $25 million, including the refund of payments timely made and the release of the payment by offsetting against several tax credits. As AFIP didn’t answer the claim, the Company and CTLL brought the tax refund claim before the competent National First-Instance Administrative Litigation Court.

On August 25, 2016 CTLL obtained a favorable ruling by the Chamber of Appeals, which upheld the first-instance decision sustaining the refund claim; however, the payment has not been collected as of the date of issuance of these financial statements, and the Company is filing all applicable claims in this respect. The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

NOTE 16: INVESTMENT COMMITMENTS

16.1 NEW GENERATION PROJECTS

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation closing projects:

16.1.1 2014 Agreement for the Increase of Thermal Generation Availability

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

On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, whereas the second project is currently under construction, and its commissioning is expected for June 2019.

16.1.2 2014 Increase of CTLL Availability

In August 2011, after postponing the closing to CC’s commissioning in CTLL, the work contractor informed that Siemens, the equipment supplier, had detected design flaws in other steam turbines using the same technology, so it decided to remove the last vane wheel of the steam turbine installed in CTLL; as a result, the commissioning was declared for a lower capacity than that originally committed (165 MW instead of 178 MW).

This vane wheel was replaced in October 2017, and after the commercial testing, on January 19, 2018 CAMMESA declared unit LDLATV01’s commercial commissioning for a 180 MW capacity, with a 15 MW increase, thus collecting the remuneration stipulated in the agreement entered into with CAMMESA pursuant to Res. No. 220/07. Thus, CTLL’s total capacity amounts to 765 MW.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 16: (Continuation)

16.1.3 SE Resolution No. 21/2016

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

16.1.3.1  Central Térmica Parque Pilar (“CT Pilar”)

This project, which consisted of the construction of a new power plant in the Pilar Industrial Complex (located at Pilar, Province of Buenos Aires), is made up of 6 cutting-edge and high-efficiency Wärtsilä engine generators with a total 100 MW capacity and the possibility to run on natural gas or fuel oil. The total investment was approximately U$S 103 million.

On August 31, 2017, CAMMESA granted the commercial commissioning of CT Pilar, which became operative as from that date.

16.1.3.2  Extension of Central Térmica Loma de la Lata

The project consists of the expansion of CTLL’s power plant generating capacity through the installation of a new GE aeroderivative gas turbine (model LMS100) with a gross generation capacity of 105 MW. The investment amounted to approximately U$S 90 million.

On August 5, 2017, CAMMESA declared the commercial commissioning of the new gas turbine, which became operative as from such date.

16.1.3.3  Central Térmica Ingeniero White (“CT I. White”)

The project consisted of the installation of a new power plant in I. White (Bahía Blanca, Province of Buenos Aires) with similar characteristics as that mentioned in Note 16.1.2.1. The total investment was approximately U$S 90 million.

On December 21, 2017, CAMMESA declared the commercial commissioning of CT I. White, which became operative as from that date.

16.1.3 SEE Resolution No. 287/2017

Under the call by the National Government to parties interested in developing projects for co-generation and the closing to combined cycles over existing equipment, on October 18, 2017 the SEE, through Resolution No. 926/17, awarded Genelba Plus’ closing to combined cycle, which will add a 383 MW capacity over Genelba’s power plant existing facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 16: (Continuation)

The Genelba Plus’ closing to combined cycle project consists of the installation of a new gas turbine, a steam turbine, and several enhancement works over the current Genelba Plus gas turbine, which altogether will complete the second combined cycle at Genelba, with a total gross power capacity of 552 MW. The estimated investment amounts to U$S 350 million.

Siemens and Techint will be in charge of the equipment supply, and the construction and commissioning of the project on a turnkey basis. Its commissioning at open cycle is expected for the second quarter of 2019, and as closed cycle for the second quarter of 2020.

16.1.4 RenovAr Program (Round 1)

Under the call by the National Government to parties interested in developing projects for generation from renewable sources, on October 7, 2016 the MEyM, through Resolution No. 213/16, awarded the Corti wind farm project submitted by Greenwind.

On January 23, 2017, the Company entered into a wholesale power purchase agreement with CAMMESA for a term of 20 years.

On May 23, 2018, before the originally estimated execution period, Greenwind inaugurated its first Wind Farm, called Ingeniero Mario Cebreiro (“PEMC”), which is also the first project of this size and using this technology to reach such milestone under the Renovar 1 Open Call for Tenders.

The PEMC project called for a total U$S139 million investment and consisted of the construction and installation of 29 Vestas wind turbines contributing 100 MW of renewable energy to the national system.

On June 8, 2018, CAMMESA declared PEMC’s commercial commissioning.

16.1.5 Construction of New Wind Farms

Pursuant to MEyM Resolution No. 281/2017 of the Renewable Energy Term Market (Mercado a Término de Energías Renovables, “MAT ER”), CAMMESA granted the Company and its subsidiaries PEA and PEFM the dispatch priority for three new projects in the Province of Buenos Aires, which production will be destined to meet the demand by large users through supply agreements between private parties.

The projects, called Pampa Energía II Wind Farm (“PEPE II”) at the Company, Pampa Energía III Wind Farm (“PEPE III”) at PEFM and Pampa Energía IV Wind Farm (“PEPE IV”) at PEA, will call for a total investment of U$S 209 million and will produce 156 MW of renewable energy.

The first two projects are already in the construction stage, and their commissioning is expected for the second quarter of 2019, the required investment amounting to approximately U$S 135 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 16: (Continuation)

Even though the PEPE IV, with an estimated U$S 74 million investment, was announced on May 23, 2018, the volatility of the economy and changes in the applicable legislation adversely affected the project, and its feasibility is currently being assessed. As of the issuance of these financial statements, the Company estimates that the term for execution stipulated for the project is not likely to be met and, therefore, as of December 31, 2018, a provision for the enforcement of the associated guarantee has been set aside for a total amount of U$S12.5 million. However, the Company is currently negotiating the relocalization of the wind farm.

16.2 INVESTMENT COMMITMENT FOR THE EXPLORATION AND EXPLOITATION OF HYDROCARBONS

As of the issuance of these financial statements, the Company has committed investments for an estimated total amount of U$S587 million, based on its participation, to be disbursed between 2019 and 2023, mainly regarding the Sierra Chata, Las Tacanas, El Mangrullo and Rincón del Mangrullo areas.

NOTE 17: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2018	12.31.2017	12.31.2016
Joint ventures
Transener (1)	20	48	32
TGS (2)	1,937	862	534
Greenwind (3)	12	-	-
Other related parties
SACDE (3)	35	-	-
CYCSA	-	-	29
Refinor (4)	593	205	95
Oldelval (5)	6	6	2
	2,603	1,121	692

(1)    Corresponds to advisory services in technical assistance.

(2)    Corresponds to advisory services in technical assistance and gas and refined products sales.

(3)    Corresponds to advisory services including organizational, commercial, administrative, financial and human resources management matters.

(4)    Corresponds to refined products sales.

(5)    Corresponds to oil sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 17: (Continuation)

b)    Purchases of goods and services

	12.31.2018	12.31.2017	12.31.2016
Joint ventures
Transener	(3)	(11)	(21)
TGS (1)	(783)	(319)	(277)
SACME	(82)	(77)	(74)
Other related parties
SACDE (4)	(69)	-	-
Origenes Vida	-	(21)	(13)
Refinor (2)	(1,275)	(639)	(246)
Oldelval (3)	(60)	(120)	(65)
	(2,272)	(1,187)	(696)

(1)    Corresponds to natural gas transportation services.

(2)    Corresponds to purchase of refined products.

(3)    Corresponds to oil transportation services.

(4)    Corresponds mainly to construction services including execution of work and storage of materials, capitalized in Property, plant and equipment.

c)     Fees for services

	12.31.2018	12.31.2017	12.31.2016
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(49)	(27)	(48)
	(49)	(27)	(48)

Corresponds to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 17: (Continuation)

d)    Other operating expenses

	12.31.2018	12.31.2017	12.31.2016
Other related parties
OCP (1)	(265)	-	-
Foundation (2)	(76)	(55)	(27)
	(341)	(55)	(27)

(1)     Corresponds to onerous contract (Ship or Pay).

(2)     Corresponds to donations.

e)     Finance income

	12.31.2018	12.31.2017	12.31.2016
Joint ventures
TGS	122	106	50
	122	106	50

Corresponds to finance leases.

f)     Finance expenses

	12.31.2018	12.31.2017	12.31.2016
Other related parties
Grupo EMES	-	-	(876)
Orígenes Retiro	(17)	(10)	(15)
	(17)	(10)	(891)

g)     Corporate Bonds transactions

Purchase of Corporate Bonds

	12.31.2018	12.31.2017	12.31.2016
Other related parties
Orígenes Retiro	-	(10)	(1,399)
	-	(10)	(1,399)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 17: (Continuation)

h)    Dividends received

	12.31.2018	12.31.2017	12.31.2016
Other related parties
CIESA	657	-	8
Oldelval	50	12	-
TJSM	13	13	6
TMB	15	15	6
	735	40	20

i)      Payment of dividends

Other related parties	12.31.2018	12.31.2017
EMESA	(82)	(72)
APCO Oil	-	(72)
	(82)	(144)

j)      Key management personnel remuneration

The total remuneration to executive directors accrued during the year ended December 31, 2018 and 2017 amounts to $ 363 million ($ 173 million in Directors' and Sindycs' fees and $ 190 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans, of which $ 48 million correspond to shared based compensation) and $ 1.177 million ($ 155 million in Directors' and Sindycs' fees and $ 1,022 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plan, of which $ 691 million correspond to shared based compensation), respectively.

k)    Balances with related parties:

As of December 31, 2018	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
TGS	288	1,436	158
Greenwind	-	419	17
SACME	-	5	-
Associates and other related parties:
Ultracore	-	-	20
Refinor	91	-	-
SACDE	5	-	5
Other	-	-	1
	384	1,860	201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 17: (Continuation)

As of December 31, 2018	Trade payables	Other payables	Borrowings
	Current	Current	Current
Joint ventures:
Transener	4	-	-
TGS	105	-	-
SACME	-	8	-
Associates and other related parties:
Orígenes Retiro	-	-	29
OCP	-	3	-
Refinor	136	-	-
	245	11	29

According to paragraphs 25 and 26 of IAS 24, Edenor applied the disclosure exemption in relation to related party transactions with a governmental agency that has control, joint control or significant influence. As of December 31, 2018, ANSES holds Edenor's Notes due 2022 amounting to $ 752 million (U$S 20 million of nominal value).

As of December 31, 2017	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	7	-	-
TGS	191	1,165	110
Greenwind	-	-	188
SACME	-	7	-
Associates and other related parties:
Ultracore	-	-	15
Refinor	15	-	-
SACDE	37	-	3
Other	1	-	1
	251	1,172	317

As of December 31, 2017	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Current
Joint ventures:
Transener	1	-	-	-	-
TGS	25	-	-	-	-
SACME	-	7	-	-	-
Associates and other related parties:
Orígenes Seguro de vida	-	-	-	3	-
Orígenes Retiro	-	-	21	2	-
OCP	-	-	-	-	576
Refinor	78	-	-	-	-
Oldelval	13	-	-	-	-
Other	-	10	-	-	-
	117	17	21	5	576

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 18: LEASES

18.1 Operating

a.   As lesee

The features that these leases have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the leasing contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating leasing contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices of Edenor), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras Substation.

As of December 31, 2018 and 2017, future minimum payments with respect to operating leases of use are as follow:

	12.31.2018	12.31.2017
2018	-	124
2019	155	125
2020	138	52
2021	103	5
Total future minimum lease payments	396	306

Total expenses for operating leases of use for the years ended December 31, 2018 and 2017 are $ 125 million and $ 126 million, respectively.

b.   As lessor

Edenor has entered into operating leasing contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2018 and 2017, future minimum collections with respect to operating leasing are as follow:

	12.31.2018	12.31.2017
2018	-	202
2019	174	194
Total future minimum lease collections	174	396

Total income from operating leasing for the years ended December 31, 2018 and 2017 is $ 190 million and $ 212 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 18: (Continuation)

18.2 Financial

Corresponds to the financing granted to TGS for the sale of certain properties, plant and equipment belonging to the Oil and Gas business segment. This agreement was entered into in August 11, 2016 and consists of the collection of 119 monthly installments of U$S 623 thousand and a purchase option for the same amount payable at the end of the 120 months of contract life. As of December 31, 2018, this credit is included in other current and non-current receivables in an amount of $ 158 million and $ 1,436 million, respectively.

NOTE 19: COMPENSATION PLANS

19.1 Company-Value Compensation (Pampa as successor company of PEPASA)

On November 6, 2013, former PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of U$S 0.1735 per share determined at the exact moment of the former PEPASA’s capital stock increase.

On January 13, 2014, the former PEPASA’s capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model were  the following:

1)      39.1% volatility based on the volatility of Pampa shares in the two listed markets;

2)      Interest rate composed by 2,7% nominal 10-year risk-free interest rate plus an Argentine country risk premium of 7.3%, in both cases as of December 31, 2018.

On January 18, 2017, PEPASA's executives requested the monetization of a significant part of the right due at that date, which was canceled by the Company on January 31, 2017.

Within the framework of the corporate reorganization process described in Note 5.1.3.2, Pampa, as the absorbing company, is the universal successor of all the rights and obligations of the absorbed companies, including PEPASA.

Therefore, as a consequence of the application of the exchange ratio of 2.2699 Pampa shares for each PEPASA share pursuant the merger, the executives who, by virtue of the agreement, had the option of monetizing their right over 2.985.000 PEPASA’ shares, has a post-merger option to monetize its right over a total of 6,775,652 Pampa’s shares at a U$S 0.0764 per share price, exercisable until November 25, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 19: (Continuation)

19.2 Stock-based Compensation Plan – Certain officers and other key staff (the “Compensation Plan”)

On February 8, 2017, the Company’s Board of Directors approved the creation of a stock-based compensation plan and the first Specific Program, whereby certain officers and other key staff covered by each Specific Program will receive a certain number of company shares within the stipulated term aiming to encourage the alignment of the employees performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the employees’ compensation.

Furthermore, the Company’s Board of Directors approved the acquisition of own shares in the market as a means of implementing the Plan (see Note 13.1.1).

On April 7, 2017, the Company's Shareholders’ Meeting ratified the approval of the Compensation Plan by the Board of Directors, as well as its terms and conditions; and approved the cancellation of the preferential offer to shareholders in respect to the disposition of such shares as authorized by Section 67 of Capital Markets' Act No. 26,831 for the purposes of implementing such Plan.

The number of shares is calculated based on a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, provided the employment relationship continues at least as at each vesting date.

As of December 31, 2018, the Company has estimated a total quantity of 1,727,878 treasury shares to be delivered to employees pursuant to Compensation Plan. During 2018, the Company delivered 173,891 shares and estimates to deliver 345,329, 557,996, 437,996 and 212,666 shares during 2019, 2020, 2021 and 2022, respectively.

As of the issuance of these Financial Statements, the Company has acquired 717,750 treasury shares and 191,290 treasury ADRs for an amount of $ 352 million, 173,891 of which were destined to officers compensation, remaining 543,859 treasury shares and 191,290 ADRs as of December 31, 2018.

19.3 Compensation agreements - Senior Management

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

Under these agreements, the Senior Management will be entitled to a fixed compensation and an annual, variable and contingent long-term compensation related to the Company’s annual market value appreciation, with a cap on the Company’s operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 19: (Continuation)

With the purpose of avoiding duplication, any analogous compensation that the Senior Management had received from any of the Company’s subsidiaries, will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

19.4 Share-based Compensation Plan - Edenor

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

At the date of issuance of these financial statements, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during 2016 and 2017 fiscal years.

NOTE 20: CONTRACTUAL RESOLUTION OF REAL ESTATE ASSET

With the aim of concentrating in one single building Edenor’s centralized functions, and reducing rental costs and the risk of future increases, Edenor acquired from RDSA (the “seller”) a real estate asset to be constructed, for a total amount of USD 46 million -equivalent to $ 439 million at the exchange rate in effect at the time of entering into the purchase and sale agreement. To guarantee payment of liquidated damages in case of termination on account of the seller’s default, Edenor received a surety bond issued by Aseguradores de Cauciones S.A. Compañía de Seguros for up to the maximum amount of USD 46 million, plus the private banks’ Badlar rate in dollars plus 2%.

The real property had to be delivered by the seller on June 1, 2018, milestone not met. Therefore, Edenor declared the seller in default, notifying the insurance company that issued the surety bond of such situation, and collected USD 502.8 thousand in fines accrued during the term of the purchase and sale agreement and duly deposited as bond by the seller for failing to meet the construction project milestones agreed upon in the agreement, amount which was recorded in the Other operating expense, net line item of the Statement of Comprehensive Income.

On August 27, 2018, upon expiration of the legal time periods set forth in the agreement, Edenor notified RDSA of the termination of the agreement on account of its default, demanding payment of the liquidated damages: refunding of the purchase price, plus 15% interest in dollars from the purchase price payment date until the day of default, less the delay penalty amounts indicated in the preceding paragraph.

Furthermore, on September 3, 2018, Edenor filed a claim against the bond with the insurance company, and subsequently provided the additional documentation and information that had been required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 20: (Continuation)

Due to RDSA’s failure to reimburse the purchase price plus interest, in November 2018, Edenor initiated an arbitration process against RDSA before the Arbitral Tribunal of the Buenos Aires Stock Exchange in order for RDSA to be ordered to pay the liquidated damages stipulated in the purchase and sale agreement, which, as of December 31, 2018 amounts to $ 3 billion. As of to date, said process is in process. Additionally, Edenor initiated the process aimed at collecting the surety bond that guaranteed RDSA’ obligation, which under the terms of the insurance policy results in a claim for USD 50.3 million, covering more than 60% of the amount claimed to RDSA.

In the opinion of our legal advisors, Edenor’s right to collect the credit is based on extremely solid arguments; therefore, the award in the aforementioned arbitration process against RDSA as well as the outcome of the lawsuit that could eventually be filed against Aseguradora de Cauciones if it fails to comply with the payment of the above-mentioned surety bond, should be favorable to Edenor.

However, taking into consideration that on February 1, 2019 RDSA filed a voluntary petition for reorganization proceedings, and that on February 28, 2019 the BO published Resolution No. 207/2019 of the National Insurance Superintendency forbidding Aseguradora de Cauciones from entering into new contracts and maintaining the prohibition to dispose of property until the latter’s deficitary situation is rectified, Edenor has recorded an allowance to partially cover the amount of the receivable, considering the possibility of its recovery, not because of the quality of its right, about which there is no doubt, but rather because of the financial position of its debtors, RDSA and Aseguradora de Cauciones. Accordingly, the balance of the recorded receivable as of December 31, 2018, net of allowance, amounts to $ 765.6 million (Note 12.2).

NOTE 21: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiary Edenor, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 22: Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2018.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	9,179	11,604	5,818	7,990	14,997	19,594

Total at 12.31.2018	9,179	11,604	5,818	7,990	14,997	19,594

(1) In thousands of barrels.

(2) In millions of cubic meters.

NOTE 23: SUBSEQUENT EVENTS

Sale of Dock Sud storage terminal

On March 6, 2019, the Company entered into an agreement with Raízen Argentina, licensee of Shell brand, for the sale of the Dock Sud storage terminal, with a tank park totaling 228 thousand m3 of installed capacity.

The sale price amounts to U$S 19.5 million plus U$S 1.4 million in products, subject to certain price adjustments and the closing is subject to the meeting of precedent conditions as usual for this type of transactions.

New compensation scheme for generation segment

On March 1, 2019, Res. SRRYME N° 1/19 was published in the BO, abrogating remuneration scheme under Res. SEE No. 19/17. The new remuneration regime is denominated in U$S and is applicable as from March 1, 2019. The following are the main changes:

  Thermal generators’ power remuneration that declare guaranteed availability of power offered (DIGO) is reduced to U$S 5,500 /MW-month for the periods between March to May (autumn) and September to November (spring);
  A coefficient derived from the average utilization factor of the last twelve months of the unit is applied to thermal generator’s power remuneration: to receive 100% of the power payment, a minimum of 70% of the utilization power factor is required; between 30% and 70% of utilization, a percentage is received depending on it; and if the utilization factor is lower than 30%, the resulting coefficient is 0.70; and
  Operation and maintenance remuneration is reduced to U$S 4 / MWh for energy generated with gas and U$S 7 / MWh for energy generated with fuel oil or gas oil, and energy operated remuneration is reduced to U$S 1.4 / MWh.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated – See Note 3)

NOTE 23: (Continuation)

New Company Share Repurchase Program (the “Program”)

In view of the fact that the Company’s share price does not reflect either the value or the economic reality its assets currently or potentially have, this being detrimental to the interests of the Company’s shareholders, and taking into consideration the Company’s strong cash position and fund availability, on March 27, 2019, the Company’s Board of Directors approved the repurchase of portfolio shares for up to U$S 100 million for an initial term of 120 calendar days. Under the program, portfolio shares may not exceed, as a whole, the limit of 10% of the capital stock, and may be purchased for a maximum price of U$S 1.04 per common share and U$S 26 per ADR.

Optional Tax revaluation adoption

On March 27, 2019, Pampa and CPB, based on their assessment of the international context and the evolution of financial variables (including inflation rate), have decided to exercise the tax revaluation option. As a result, Pampa and CPB have to pay a principal amount of $ 1,495 million plus interest for an amount of $45 million in five monthly installments as special tax on the revaluation. The first installment of $ 299 million was paid on March 28, 2019.

Furthermore, Pampa and CPB must withdraw any tax claim or petition related to the application of inflation adjustment in the income tax (see Note 11.6 and Note 15.7).

Pampa and CPB are currently calculating the impact of the tax revaluation of assets in the deferred tax liabilities as well as the impact of the increased depreciations in the income tax.

INDEX TO FINANCIAL STATEMENTS

Transportadora de Gas del Sur S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017, and for the Years Ended December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/ Fernando Alberto Rodriguez	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L ("PwC") has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.

Buenos Aires, Argentina
April 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of comprehensive income, of changes in equity and of cash flows (including the related notes) present fairly, in all material respects, the results of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) and their cash flows for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of comprehensive income, of changes in equity and of cash flows presentation.  We believe that our audit provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Fernando Alberto Rodriguez

Buenos Aires, Argentina
April, 25 2019

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2018	2017*	2016*

Revenues	8.i.	34,062,670	19,953,266	14,645,510
Cost of sales	8.j.	(16,188,310)	(11,935,682)	(10,025,424)
Gross profit		17,874,360	8,017,584	4,620,086

Administrative expenses	8.k.	(961,813)	(733,874)	(880,767)
Selling expenses	8.k.	(1,764,701)	(807,296)	(695,858)
Other operating expenses	8.m.	(890,787)	(271,595)	(130,644)
Operating profit		14,257,059	6,204,819	2,912,817

Net financial results
Financial income	8.l.	10,988,538	1,137,168	816,791
Financial expenses	8.l.	(15,040,992)	(2,131,487)	(2,564,772)
Gain on net monetary position		1,206,195	465,975	1,038,647
Total		(2,846,259)	(528,344)	(709,334)

Share of profit from associates	11	18,207	21,641	5,089

Net income before income tax		11,429,007	5,698,116	2,208,572

Income tax (expense) / gain	14	(13,171)	53,077	(1,102,277)

Total comprehensive income for the year		11,415,836	5,751,193	1,106,295

Total comprehensive income attributable to:
Owners of the Company		11,415,832	5,751,191	1,106,293
Non-controlling interests		4	2	2
		11,415,836	5,751,193	1,106,295

Weighted average of outstanding ordinary shares **		788,405,563	794,495,283	794,495,283
Basic and diluted earnings per share		14.48	7.24	1.39

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

**The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2018	2017*
ASSETS

Non-current assets
Property, plant and equipment	12	38,685,519	34,160,708
Investments in associates	9	72,670	55,924
Other financial assets at amortised cost	8.o.	8,760	21,369
Deferred income tax asset	14	4,529	4,245
Other receivables	8.a.	8,233	17,874
Trade receivables	8.b.	-	4,511
Total non-current assets		38,779,711	34,264,631

Current assets
Other receivables	8.a.	2,663,058	1,026,603
Inventories		360,274	183,745
Trade receivables	8.b.	3,114,499	3,002,432
Contract assets		156,672	-
Derivative financial instruments	16.1.3	218,272	-
Other financial assets at amortised cost	8.o.	5,714	2,134,111
Other financial assets at fair value through profit or loss	8.n.	-	325,158
Cash and cash equivalents	8.c.	16,644,827	3,916,747
Total current assets		23,163,316	10,588,796
Total assets		61,943,027	44,853,427

EQUITY
Common stock		18,347,477	18,667,034
Treasury shares		319,557	-
Cost of adquisition of treasury shares		(1,420,926)	-
Legal reserve		650,221	650,221
Future capital expenditures reserve		69,851	69,851
Future dividends reserve		991,627	1,557,240
Accumulated retained earnings		11,987,488	4,335,231
Non-controlling interests		10	12

Total equity		30,945,305	25,279,589

LIABILITES

Non-current liabilities
Deferred income tax liabilities	14	2,228,094	6,460,995
Advances from customers	8.e.	-	1,535,140
Contract liabilities	8.d.	1,469,051	-
Loans	13	20,154,216	4,680,011
Total non-current liabilities		23,851,361	12,676,146

Current liabilities
Provisions	15	371,168	289,901
Contract liabilities	8.d.	129,578	-
Advances from customers	8.e.	-	216,820
Other payables	8.f.	80,674	49,531
Taxes payables	8.g.	202,222	142,562
Income tax payable		2,444,210	1,743,257
Payroll and social security taxes payable	8.p	383,636	347,274
Loans	13	442,836	1,962,609
Trade payables	8.h.	3,092,037	2,145,738
Total current liabilities		7,146,361	6,897,692
Total liabilities		30,997,722	19,573,838

Total equity and liabilities		61,943,027	44,853,427

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions						Retained Earnings

	Outstanding shares		Treasury shares
	Common stock	Inflation adjustment to common stock	Common stock (1)	Inflation adjustment to common stock (1)	Acquisition cost of treasury shares (1)	Total common stock	Legal reserve	Future dividends reserve	Future capital expenditures reserve	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total

Balances at December 31, 2015*	794,495	17,872,539	-	-	-	18,667,034	613,770	247,320	433,973	(1,313,105)	(18,042)	18,648,992	15	18,649,007

Resolutions of the Board of Directors’ Meeting held on January 13, 2016
Cash dividends distribution	-	-	-	-	-	-	-	(226,899)	-	-	(226,899)	(226,899)	-	(226,899)

Resolutions of the Extraordinary and Ordinary Shareholders’
Meeting held on April 20, 2016
Future dividends reserve	-	-	-	-	-	-	-	-	6,027	(6,027)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(364,822)	364,822	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	1,106,293	1,106,293	1,106,293	2	1,106,295

Balances at December 31, 2016*	794,495	17,872,539	-	-	-	18,667,034	613,770	20,421	75,178	151,983	861,352	19,528,386	17	19,528,403

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 26, 2017
- Legal reserve	-	-	-	-	-	-	36,451	-	-	(36,451)	-	-	-	-
- Future dividends reserve	-	-	-	-	-	-	-	1,536,819	-	(1,536,819)	-	-	-	-
- Derecognition of reserves	-	-	-	-	-	-	-	-	(5,327)	5,327	-	-	-	-

Dividends payment to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(7)	(7)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	5,751,191	5,751,191	5,751,191	2	5,751,193
Balances at December 31, 2017 *	794,495	17,872,539	-	-	-	18,667,034	650,221	1,557,240	69,851	4,335,231	6,612,543	25,279,577	12	25,279,589

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 10, 2018
- Future Dividends reserve	-	-	-	-	-	-	-	3,763,575	-	(3,763,575)	-	-	-	-
Cash dividends distribution (Note 19.b)	-	-	-	-	-	-	-	(4,329,188)	-	-	(4,329,188)	(4,329,188)	-	(4,329,188)
Treasury shares purchase (Note 19.c)	(13,601)	(305,956)	13,601	305,956	(1,420,926)	(1,420,926)	-	-	-	-	-	(1,420,926)	-	(1,420,926)
Cash dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	11,415,832	11,415,832	11,415,832	4	11,415,836

Balances at December 31, 2018	780,894	17,566,583	13,601	305,956	(1,420,926)	17,246,108	650,221	991,627	69,851	11,987,488	13,699,187	30,945,295	10	30,945,305

*	The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

(1)
Corresponds to 13,600,780 shares of par value Ps. 1 each, equivalent to 1.71% of the share capital. The acquisition cost of these shares amounted to Ps. 1,420,926. See Note 19.c - Acquisition of treasury shares to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2018	2017*	2016*
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	11,415,836	5,751,193	1,106,295

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	2,223,083	2,020,216	2,095,418
Derivative financial instrument results	(106,084)	-	9,383
Disposal of property, plant and equipment	158,516	131,419	16,368
Share of profit from associates	(18,207)	(21,641)	(5,089)
Increase in provisions	193,932	216,920	199,944
Interest expense accrual	1,588,977	728,644	857,402
Interest income on other financial assets other than cash and cash equivalents	(451,508)	(95,707)	(57,458)
Income tax	13,171	(53,077)	1,102,277
Doubtful accounts	132,521	(23,395)	38,142
Foreign exchange loss	5,679,356	474,545	1,294,211
Gain on net monetary position	(3,852,871)	(866,188)	(1,605,917)

Changes in assets and liabilities:
Trade receivables	(1,486,325)	(1,402,841)	(970,984)
Other receivables	(783,827)	(374,555)	(555,537)
Inventories	(235,824)	9,748	(207,897)
Trade payables	1,611,499	360,635	907,752
Contract assets	(156,672)	-	-
Payroll and social security taxes payable	148,429	97,960	95,678
Taxes payables	49,972	10,920	(43,652)
Other payables	47,127	43,897	(68,416)
Provisions	437	(254,858)	(53,571)
Interest paid	(905,746)	(302,158)	(629,333)
Derivative financial instruments	(103,789)	-	238,432
Income tax paid	(2,777,871)	(833,558)	(19,502)
Contract liabilities	412,478	-	-
Advances from customers	-	(61,351)	382,267

Cash flows provided by operating activities	12,796,610	5,556,768	4,126,213

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(8,123,664)	(1,941,265)	(1,017,590)
Financial assets not considered cash equivalents	3,392,406	(1,936,424)	119,467

Cash flows used in investing activities	(4,731,258)	(3,877,689)	(898,123)

CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES

Payment of loans	(1,226,061)	(59,876)	(1,772,017)
Precancellation of loans	(4,796,243)	-	-
Loans received	13,821,521	-	-
Payment of acquisition of treasury shares	(1,420,926)	-	-
Dividends paid	(4,329,188)	(6)	(226,899)

Cash flows provided by / (used in) investing activities	2,049,103	(59,882)	(1,998,916)

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,114,455	1,619,197	1,229,174

Cash and cash equivalents at the beginning of the year	3,916,747	2,870,394	2,163,757

Foreign exchange gain on Cash and cash equivalents	6,687,668	225,006	176,765

Monetary results effect on Cash and cash equivalents	(4,074,043)	(797,850)	(699,302)

Cash and cash equivalents at the end of the year	16,644,827	3,916,747	2,870,394

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of digital terrestrial radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of TGS’ by-laws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Act. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores (“CNV”), which has made up the Statutory Modification through a note dated April 18, 2017. On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July, 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the “Trust”), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (Member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

The current shareholding structure of CIESA is the result of the exercise of the exchange contemplated in the transaction entered into between the current shareholders of the Company. This transaction was duly approved by ENARGAS on August 9, 2016 and December 29, 2016, by virtue of the different stages carried out until its final completion.

On the other hand, by virtue of the acquisition made by Pampa Energía to an affiliate of Petróleo Brasileiro S.A., 100% of the share capital of Petrobras Participaciones S.L., controlling company of Petrobras Argentina S.A. (“Petrobras”) and consequently the indirect control of Petrobras Hispano Argentina SA, on February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras approved the Prior Merger Commitment between Pampa Energía, as the absorbing company and Petrobras as absorbed company and the dissolution without liquidation of Petrobras.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The merger was effective as from November 1, 2016, the date on which the transfer to the acquiring company of all the rights and obligations, assets and liabilities of the absorbed company takes effect.

On April 26, 2018, the CNV notified the approval of the merger, which was registered in the Public Registry on May 2, 2018.

2.	CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements including a Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, which are jointly referred to as “the Company”.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciation and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c.

4.	SIGNIFICANT ACCOUNTING POLICIES

a)	New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2018 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal years beginning on or after January 1, 2018:

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 “Revenue from contracts with customers” was issued which establishes a new model for entities to account for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Accordingly, the Company elected to apply the standard to all outstanding contracts as at January 1, 2018.  Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related Interpretations.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify its performance obligations. IFRS 15 introduces a 5-step approach to recognize revenue:

Step 1: Identify the contract with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except other relevant IFRS rule applies such as for lease contracts, insurance contracts and financial instruments. Further, the recognition of interest and dividends are not under the scope of this standard.

According to IFRS 15, among other issues, a mechanism is established for assigning the transaction price among the different performance obligations. According to this standard, the Company must recognize its income once the performance obligations are satisfied; this is whenever the “control” over the goods or services is transferred to the client. The standard specifies the accounting for the incremental cost of obtaining a contract with a customer and for the cost incurred to fulfill a contract with a customer.

Note 8.i includes the main revenue streams of the Company.

Given the analysis carried out by management, the Company has concluded that revenue recognition practices, in accordance with IAS 18, IAS 11 and related interpretations effective as of December 31, 2017, are consistent with IFRS 15 practices. Accordingly, the Company did not recognize any initial impact in its accumulated retained earnings as of January 1, 2018.

The Company has made certain reclassifications on the statement of financial position in order to reflect classification and terminology used by IFRS 15. They correspond to the contract liabilities in relation to the advances from customers as prepayments for services to be rendered, which were previously presented as “Advances from Customers” line items (Ps. 1,751,960 as of January 1, 2018).

The following table shows the impact in the Statement of Financial Position as January 1, 2018:

	Balances as of 31/12/2017	IFRS 15 impact	Balances as of 01/01/2018
Current liabilities
Advances from customers	216,820	(216,820)	-
Contract liabilities	-	216,820	216,820
Total	216,820	-	216,820

Non current liabilities
Advances from customers	1,535,140	(1,535,140)	-
Contract liabilities	-	1,535,140	1,535,140
Total	1,535,140	-	1,535,140

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of the different business segment.

IFRS 9 Financial instruments

IFRS 9 introduces new requirements to the classification and measurement of financial instruments, impairment and hedge accounting.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

IFRS 9 replaces, as from January 1, 2018, IAS 39 Financial Instruments: Recognition and Measurement, bringing together the three aspects of the accounting of financial instruments: classification and measurement; impairment; and hedge accounting.

Given the analysis carried out by management, the Company did not record any adjustments to the accumulated earnings as of January 1, 2018, since the Company’s practices as of January 1, 2018 were consistent with IFRS 9. The Company made use of the exemption that allows it not to restate the comparative information of prior periods in relation to changes in classification and measurement (including impairment). As a result, the Company did not apply the requirements of IFRS 9 to the comparative periods presented. Thus, the comparative information as of December 31, 2017 and 2016 was not modified.

a)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial asset and the company’s business model.

The table below shows a comparison of the measurement criteria used for financial assets according to IAS 39, in contrast to the criteria used since the adoption of IFRS 9:

Financial instrument	Classification under IAS 39	Classification under IFRS 9

Cash and banks	Loans and other receivables	Amortized cost
Mutual funds	Fair value through profit or loss	Fair value through profit or loss
Bank accounts	Loans and other receivables	Amortized cost
Government bonds (BONAR 2020)	Fair value through profit or loss	Fair value through profit or loss
Private bonds	Fair value through profit or loss	Fair value through profit or loss
Government bonds (LETES)	Held to maturity	Amortized cost
Government bonds (Central Bank Notes)	Held to maturity	Amortized cost
VRD bonds	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Other receivables	Loans and other receivables	Amortized cost

b)	Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an “expected credit loss” (ECL) model. This requires considerable judgment to be applied with respect to how changes in economic factors affect ECL, which are determined on a weighted average basis. For further information, see “Note 4.e. – Financial Instruments and 4.h. Trade receivables and other receivables”.

Given the nature of the clients with which TGS operates and its history of uncollectibility, the Company did not identify that the change in approach to the impairment method in accordance with that required by IFRS 9 results in the recognition of any adjustment to the balances at January 1, 2018 or 2018 transactions.

In addition, in the case of financial investments and in accordance with current investment policies, the Company monitors the credit rating and the credit risk that these instruments have. Based on the analysis made, the Company did not identify that any adjustment should be made to the balances as of January 1, 2018 of said instruments.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This interpretation refers to the determination of the “transaction date” that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

The adoption of this standard has not had an impact on the financial position or on the results of the Company´s operations.

Amendments to IAS 40 –Transfer of Investment Properties

The amendments clarify that transfers to, or from, investment property can only be made if there has been a change in use that is supported by evidence. A change in use occurs when the property meets, or ceases to meet, the definition of investment property. A change in intention alone is not sufficient to support a transfer.  The list of evidence for a change of use in the standard was re-characterised as a non-exhaustive list of examples to help illustrate the principle.

The adoption of the amendment has not had an impact in the financial situation and results of operations of the Company as it has not held any investment property.

New standards and interpretations issued by the IASB not yet effective for the period beginning on January 1, 2018

Below is a description of the standards, amendments and interpretations to existing standards that might impact the Company and are not mandatory for the Company’s fiscal years beginning on January 1, 2018 and which have not been early adopted by the Company:

IFRS 16 “Leases”

In January 2016, IFRS 16 “Leases” was issued which establishes a new model of accounting for leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 “Leases” and related interpretations.

As a result of the modifications introduced, the accounting treatment of leases in the lessee accounting will undergo major changes. IFRS 16 eliminates the dual accounting model for lessee distinguishing between on-balance sheet finance leases and operating leases for which no recognition of future lease payments is required. Instead, a unique, in-balance model is developed that is similar to the current financial leasing model. There are certain exceptions for short-term and insignificant leases. It also requires the presentation of further disclosures.

IFRS 16 is applicable for annual periods beginning after January 1, 2019. Adoption is retroactive.

Given the analysis carried out by our management, it is not estimated that the application of IFRS 16 will have a significant impact on the accumulated results nor the financial position of the Company.

IFRIC Interpretation 23 “Uncertainty over Income Tax Treatments”

The interpretation clarifies the application of IAS 12 with regards to the effect of uncertain income tax position in tax gains (losses), tax base and unused tax losses / tax credits and tax rates.

The interpretation specifically clarifies whether an entity should use judgment to determine each tax treatment independently or collectively. The decision should be based on which approach provides better predictions of the resolution of the uncertainty.

An entity should assume that the relevant tax authority will review each tax treatment, or group of tax position and is fully aware of all the related information.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit consistently with this tax treatment.

•
If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.

Given the analysis carried out by our management, it is not estimated that the application of IFRIC 23 will have a significant impact on the accumulated results nor the financial position of the Company.

Annual improvements to IFRS Standards 2015 – 2017 Cycle

It includes amendments to IFRS 3 – Business combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income tax and IAS 23 – Borrowing Costs.

Regarding IAS 23 amendment clarifies that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These amendments are effective for annual periods beginning on or after January 1, 2019.

As they are accounting practices of the Company, no effect is expected on the financial statements.

Amendments to IFRS 9 – Financial instruments

The amendments introduced to IFRS 9, modify the application guide in relation to the classification of financial assets in the case of contractual terms that change the calendar or amount of contractual cash flows to determine whether the cash flows that could arise due to that condition are only payments of the principal and interests.

When it is a condition that allows the issuer to pay (or allow the holder to repay) a debt instrument before maturity, it must be considered whether the anticipated amount represents the unpaid amount of principal and interest, and may include reasonable compensation for cancellation anticipated of the contract regardless of the event that causes the anticipated termination.

These amendments are effective for annual periods beginning on or after January 1, 2019.

As they are accounting practices of the Company, no effect is expected on its financial statements.

Amendments to IAS 1 and IAS 8 regarding the definition of materiality

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

Additionally, these amendments incorporate new concepts that helped both financial statement preparers and their users to prepare and interpret the financial information included in them.

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Consolidation

Subsidiary

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that TGS has control, when it has a participation equal to or greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2018 and 2017 is as follows:

Company	% of shareholding and votes	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services

CTG (1)	100.00	Argentina	December 31	Electricity related services

(1) 100% of the shares of this company were acquired on August 8, 2017. At present, it is in the process of being transformed into S.A.U.

For consolidation purposes for the year ended December 31, 2018 and 2017, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2018.

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2018 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2018 of Link, TGU and EGS (in liquidation) from this date to December 31, 2018.

Associates with negative equity are disclosed under “Other liabilities” to the extent that the Company has incurred legal or constructive obligations, or made payments on behalf of the associate, as of the date of the financial statements. Unrealized gains and losses resulting from transactions between TGS and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2018 and 2017:

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Company	% of shareholding and voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 23.

c)	Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

The functional currency of the associate company located abroad, TGU, is the US dollar, because it is the currency in which it substantially generates its income and incur its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

d)	Restatement to constant currency - Comparative Information

Regulatory framework

The consolidated financial statements as of December 31, 2018, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies “(“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2018 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

During the year 2017, the cumulative inflation rate over three years remained in Argentina in decreasing values with respect to 2016 and below the accumulated 100% in three years.

However, this trend has reversed during the first half of 2018 due to factors such as the devaluation of the exchange rate with its effect on the price of imported inputs, the continuity of the process of adjusting public service tariffs, as well as an unfavorable international context in financial issues. In this scenario, accumulated three-year inflation, measured both on the basis of wholesale price indexes and consumer price indexes, is currently above 100%, and the available projections indicate that this trend will not be reversed in the short-term.

In order to evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index (“WPI”), both published by the Institute National Statistics and Census (“INDEC”) until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 47.64%, 24.79% and 34.59% in the years ended December 31, 2018, 2017 and 2016 respectively.

Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized. For the years ended December 31, 2018 and 2017 the Company did not capitalize financial costs.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

The effects of adopting IAS 29 on equity at the transition date and as of December 31, 2017 and 2018 and the results for the year 2016 and 2017 are as follows:

	Balances as of 01/01/2016	Balances as of 12/31/2016	Balances as of 12/31/2017
Total equity according to financial statements approved on 04/13/2018	1,695,434	2,526,378	5,319,640
Increase due to adjustment of common stock	17,321,734	17,321,734	17,321,734
(Decrease) / increase in accumulated retained earnings	(368,161)	(319,709)	2,638,215
Total equity after the application of IAS 29	18,649,007	19,528,403	25,279,589

		2016	2017
Total comprehensive income for the year ended December 31, 2016 and 2017 according to financial statements approved on 04/13/2018		930,678	2,793,266
Gain on net monetary position		1,038,647	465,975
Restatement of income / (expense) items including income tax		(863,030)	2,491,952
Total comprehensive income after the application of IAS 29		1,106,295	5,751,193

e)	Financial instruments

Financial assets

Recognition and initial measurement

As of January 1, 2018, financial assets are classified, at the time of initial recognition, as:

i.	Financial assets subsequently measured at amortized cost, and
ii.	Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value while transaction costs are expensed.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial assets at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method. Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the  Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such  gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject   to impairment assessment.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the PE model for those financial assets accounted for at amortized cost or at fair value through OCI. The PE is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•	Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and
•	Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h.

Accounting policies applied to financial assets until December 31, 2017

The Company has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with NIC 39.

Until December 31, 2017, financial assets were classified as follows:

1.	Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future or designated by the management upon initial recognition.

2.
Financial assets held to maturity: TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity.

3.
Loans and other receivables: The Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets.

4.
Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2017, there are no instruments classified in this category.

Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value and, in case of measured at amortized cost, net of transaction costs.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2018 and 2017, there are no instruments classified in this category.

Other financial liabilities

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2018 and 2017, all of the Company’s financial liabilities were classified in this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

f)	Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2018, the Company maintained derivative financial instruments that are mentioned in Note 16.1.3 to these consolidated financial statements for which the application of hedge accounting has not been opted for as defined by IFRS 9.

g)	Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

h)	Trade receivables and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The tax credits (for income tax and value added tax) booked as a consequence of the tariff increase reversal (Note 20.c.) were written off as of December 31, 2017.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was assigned.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

i)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

j)	Property, plant and equipment (“PPE”)

-
Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

-
Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

-
Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the good if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2018 and 2017, the Company has not capitalized any borrowing costs.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

-	Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2018 and 2017, the carrying value of PPE does not exceed their recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Considering the current terms and conditions of the License, TGS concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by TGS are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

k)	Financial leases

TGS classifies as financial leases when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in “Financial leases” in the current and non-current loans caption of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are restated for the effects of inflation as mentioned in Note 4.d. and are depreciated over the useful life of the assets received in accordance with current depreciation policies.

l)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

m)	Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

n)	Income tax and deferred income tax

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2018 and 2017, there are no provisions booked for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See note 14).

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

Tax on minimum presumed income (“TOMPI”)

The TOMPI is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the TOMPI. Any excess of the TOMPI over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over TOMPI occurring within the subsequent ten years.

When the Company considers it is probable that the position of TOMPI is utilized as payment on account of income tax, TGS accounts for TOMPI credit as current or non-current, as appropriate, under “Other receivables” in the statement of financial position. As of December 31, 2018 and 2017, there are no provisions booked for this concept.

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning as from January 1, 2019.

o)	Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties (“legal claims and others”) are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

p)	Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to he customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, TGS recognizes its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account, and (ii) other liquid services.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17-Regulatory framework.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by former Ministry of MINEM based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Foreign Market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, TGS transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable security that will be received and that the product has been delivered. They are presented within the caption “Revenue from sales” of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity.

Revenues from sales of this business segment are recognized in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenue from the Company’s participation in the joint operation with SACDE which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued revenue in each period. The costs incurred in excess of the costs associated with the revenues are recognized in the Contract assets item.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

q)	Contract liabilities (until December 31, 2017 Advances from customers)

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d.

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see “Note 23 - Associates and joint arrangements.”

r)	Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d, except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d. Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock.”

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d., and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2018, 2017 and 2016 were calculated as follows:

	2018	2017	2016
Net income attributable to owners of the Company	11,415,836	5,751,193	1,106,295
Average number of outstanding shares	788,405,563	794,495,283	794,495,283
Basic and diluted earnings per share	14.48	7.24	1.39

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2018, 2017 and 2016 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements in accordance with professional accounting standards requires the Company to make accounting estimates that affect the amounts of assets and liabilities recorded and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the amounts of income and expenses recorded during the corresponding period.

(a) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

(b) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be booked requires a considerable judgment by our management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the Argentine National Congress through Law No. 27,430 (the “Tax Reform”). Among other issues, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018/19 and 2020 onwards, respectively.

Note 14 “Income tax and deferred tax” includes more detailed information on Income Tax.

(c) Impairment of PPE

As mentioned in Note 4.j, the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single cash CGU. TGS considers each of its business segments to be a CGU.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Some of the indications that the Company evaluates to determine the existence of trigger events that could lead to the impairment of PPE value are the following, among others:

•	Whether significant decreases in the market values of PPE elements took place.
•	Whether prices of the main products and services that are marketed decreased.
•	Whether significant changes in the regulatory framework were introduced.
•	Whether operating costs suffered a materially increase.
•	Whether evidence of obsolescence or physical damage has occurred.
•	Whether the macroeconomic situation in which TGS carries out ou activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

No impairment indicators were identified as of December 31, 2018 and 2017.

6.	SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2018, 2017 and 2016 are presented below:

	2018	2017	2016
Unpaid acquisition of PPE	307,746	299,598	47,198
Principal payment of financial lease (1)	101,965	66,075	271,843
Leasing for PPE acquisition	-		1,429,713

(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

7.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•	Reported revenues of the operating segments are 10% or more of the combined revenue, internal and external, of all operating segments;

•
The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•	Assets are 10% or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments are: (i) Natural Gas Transportation; (ii) Production and Commercialization of Liquids; (iii) Other services and (iv) Telecommunications. For more information regarding the services provided in each of the business segments, see Note 4.p.

Detailed information on each business segment for the years ended December 31, 2018, 2017 and 2016 is disclosed below:

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	15,462,061	16,627,429	1,810,109	163,071	-	34,062,670
Intercompany revenues	598,414	-	-	-	(598,414)	-
Cost of sales	(5,164,278)	(10,485,998)	(1,054,245)	(82,203)	598,414	(16,188,310)
Administrative expenses	(835,134)	(84,062)	(35,980)	(6,637)	-	(961,813)
Selling expenses	(953,729)	(640,173)	(143,451)	(27,348)	-	(1,764,701)
Other operating expenses	(156,283)	(726,732)	(5,445)	(2,327)	-	(890,787)
Operating profit	8,951,051	4,690,464	570,988	44,556	-	14,257,059
Depreciation of property, plant and equipment	(1,880,377)	(113,737)	(228,969)	-	-	(2,223,083)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	45,246,427	9,040,987	7,554,646	100,967	61,943,027
Identifiable Liabilities	16,738,045	1,496,225	12,717,432	46,020	30,997,722

Year ended December 31, 2017
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	7,456,052	11,173,975	1,199,170	124,069	-	19,953,266
Intercompany revenues	245,161	-	-	-	(245,161)	-
Cost of sales	(4,178,865)	(7,271,556)	(655,830)	(74,592)	245,161	(11,935,682)
Administrative expenses	(597,122)	(93,720)	(36,475)	(6,557)	-	(733,874)
Selling expenses	(419,570)	(265,336)	(106,916)	(15,474)	-	(807,296)
Other operating expenses	(327,245)	64,694	(9,198)	154	-	(271,595)
Operating profit	2,178,411	3,608,057	390,751	27,600	-	6,204,819
Depreciation of property, plant and equipment	(1,695,112)	(95,318)	(229,786)	-	-	(2,020,216)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	34,792,004	6,846,690	3,069,476	145,257	44,853,427
Identifiable Liabilities	15,451,091	2,176,705	1,907,129	38,913	19,573,838

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2016
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	4,162,220	9,404,793	956,948	121,549	-	14,645,510
Intercompany revenues	138,502	-	-	-	(138,502)	-
Cost of sales	(3,259,674)	(6,407,872)	(433,877)	(62,503)	138,502	(10,025,424)
Administrative expenses	(784,885)	(61,573)	(27,850)	(6,459)	-	(880,767)
Selling expenses	(239,294)	(353,913)	(87,741)	(14,910)	-	(695,858)
Other operating expenses	(90,032)	(37,417)	(2,350)	(845)	-	(130,644)
Operating profit	(73,163)	2,544,018	405,130	36,832	-	2,912,817
Depreciation of property, plant and equipment	(1,884,543)	(87,926)	(122,949)	-	-	(2,095,418)

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2018		2017
	Current	Non Current	Current	Non Current
VAT credit balance	300,272	-	155,570	-
Other tax receivables	9,988	2,044	10,674	3,786
Prepaid expenses	47,756	-	32,162	-
Advances to suppliers	1,850,997	-	554,417	-
Subsidies receivables	292,866	-	255,886	-
Guaranteed deposits	1,139	-	-	-
Other Receivables UT	29,706	-	3,318	-
Others	130,334	6,189	14,576	14,088
Total	2,663,058	8,233	1,026,603	17,874

b)	Trade receivables

	2018		2017
	Current	Non Current	Current	Non Current
Commons	2,898,908	-	2,965,995	4,511
UT	20,442	-	225,565	-
Natural Gas Transportation	1,657,456	-	1,314,592	-
Production and Commercialization of Liquids	1,092,536	-	1,342,194	-
Other services	128,474	-	83,644	4,511
Related parties (Note 21)	348,112	-	36,437	-
Natural Gas Transportation	73,243	-	14,302	-
Production and Commercialization of Liquids	8,124	-	-	-
Other services	266,745	-	22,135	-
Allowance for doubtful accounts	(132,521)	-	-	-
Total	3,114,499	-	3,002,432	4,511

The movement of the allowance for doubtful accounts is as follows:

For doubtful accounts
Balances as of 12/31/2016	36,304
Inflation adjustment restatement	(12,909)
Additions	-
Applications	-
Decreases (1)	(23,395)
Balances as of 12/31/2017	-
Additions (1)	132,521
Applications	-
Decreases	-
Balances as of 12/31/2018	132,521

(1)	The total amount is recorded in Selling Expenses

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Cash and cash equivalents

	2018	2017
Cash and banks	5,964,008	981,710
UT Cash and banks	153	695
Mutual funds	610,108	-
Bank account	2,146,801	1,866,194
Interest-bearing accounts	7,909,391	973,646
UT Mutual funds	14,366	94,502
Total	16,644,827	3,916,747

d)	Contract liabilities

	12/31/2018		1/1/2018
	Current	Non Current	Current	Non Current
Natural Gas Transportation	67,978	1,198,855	101,990	1,257,599
Production and Commercialization of Liquids	25,514	255,075	14,546	269,614
Other services	2,018	15,121	11,888	7,927
UT	34,068	-	88,396	-
Total	129,578	1,469,051	216,820	1,535,140

During fiscal year 2018, the Company recognized Ps. 118,820 in revenues from sales from contract with customers in the Statement of Comprehensive Income, which had been included in the balance at the beginning of the year.

e)	Advances from customers

	2018		2017
	Current	Non Current	Current	Non Current
Natural Gas Transportation	-	-	101,990	1,257,599
Production and Commercialization of Liquids	-	-	14,546	269,614
Other Services	-	-	11,888	7,927
UT	-	-	88,396	-
Total	-	-	216,820	1,535,140

f)	Other payables

	2018		2017
	Current	Non Current	Current	Non Current
UT Other liabilities	73,621	-	-	-
Provision for compensation for the Board of Directors and Supervisory Committee Supervisory Commitee	5,409	-	-	-
Justice fee payable	-	-	47,072	-
Others	1,644	-	2,459	-
Total	80,674	-	49,531	-

g)	Taxes payables

	2018		2017
	Current	Non Current	Current	Non Current
Withholdings for income tax made to third parties	110,623	-	79,749	-
Health and safety tax	8,790	-	-	-
Turnover Tax	62,714	-	42,613	-
UT Others	2,752	-	-	-
Others	17,343	-	20,200	-
Total	202,222	-	142,562	-

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

h)	Trade payables

	2018		2017
	Current	Non Current	Current	Non Current
Suppliers	2,798,453	-	1,967,080	-
UT Suppliers	90,252	-	11,236	-
Customers (credit balances)	2,235	-	15,851	-
Related parties (Note 21)	201,097	-	151,571	-
Total	3,092,037	-	2,145,738	-

i)	Revenues

	2018	2017	2016
Sales of goods and services	33,655,943	19,605,611	14,331,482
Subsidies	406,727	347,655	314,028
Total	34,062,670	19,953,266	14,645,510

Disaggregation of  revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2018
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	6,025,445	-	-	6,025,445
Domestic market	15,462,061	10,601,984	1,810,109	163,071	28,037,225
Total	15,462,061	16,627,429	1,810,109	163,071	34,062,670

Timing of revenue recognition:
Over the time	15,462,061	705,309	1,810,109	163,071	18,140,550
At a point in time	-	15,922,120	-	-	15,922,120
Total	15,462,061	16,627,429	1,810,109	163,071	34,062,670

Year ended December 31, 2017
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	4,332,548	-	-	4,332,548
Domestic market	7,456,052	6,841,427	1,199,170	124,069	15,620,718
Total	7,456,052	11,173,975	1,199,170	124,069	19,953,266

Timing of revenue recognition:
Over the time	7,456,052	570,904	1,199,170	124,069	9,350,195
At a point in time	-	10,603,071	-	-	10,603,071
Total	7,456,052	11,173,975	1,199,170	124,069	19,953,266

Year ended December 31, 2016
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	2,841,403	-	-	2,841,403
Domestic market	4,162,220	6,563,390	956,948	121,549	11,804,107
Total	4,162,220	9,404,793	956,948	121,549	14,645,510

Timing of revenue recognition:
Over the time	4,162,220	570,904	956,948	121,549	5,811,621
At a point in time	-	8,833,889	-	-	8,833,889
Total	4,162,220	9,404,793	956,948	121,549	14,645,510

Detailed information of revenues on each business segment for the years ended December 31, 2018, 2017 and 2016 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

i.	Natural Gas Transportation:

	2018	2017	2016
Firm	12,243,699	5,831,927	2,988,232
Access and Charge	565,809	433,575	420,897
Interruptible and Others	2,652,553	1,190,550	753,091
Total	15,462,061	7,456,052	4,162,220

ii.	Production and Commercialization of Liquids:

	2018	2017	2016
Product	15,515,393	10,255,416	8,062,864
Services	705,309	570,904	1,027,901
Government grants	406,727	347,655	314,028
Total	16,627,429	11,173,975	9,404,793

iii.	Other services:

	2018	2017	2016
Conditioning and treatment	735,099	546,758	410,644
Operation and maintenance	480,112	414,576	328,975
Steam sales	136,764	96,587	106,212
Construction	21,321	138,638	100,543
UT Construction	433,200	-	-
Others	3,613	2,611	10,574
Total	1,810,109	1,199,170	956,948

j)	Cost of sales

	2018	2017	2016
Inventories at the beginning of the year	183,745	241,477	240,933
Purchases	8,860,447	6,013,669	5,453,359
Operating costs (Note 8.k.)	7,504,392	5,864,281	4,572,609
Inventories at the end of the year	(360,274)	(183,745)	(241,477)
Total	16,188,310	11,935,682	10,025,424

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2018
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	1,912,950	891,140	567,798	356,913	97,099		-
Social security taxes	320,232	144,748	84,940	69,616	20,928		-
Compensation to Directors and Supervisory Committee	25,819	-	-	25,819	-		-
Professional services fees	274,697	7,047	135,626	125,232	6,792		-
Technical operator assistance fees	1,317,176	838,032	479,144	-	-		-
Materials	223,940	68,688	155,252	-	-		-
Third parties services	261,779	102,315	130,258	19,790	9,416		-
Telecommunications and post expenses	21,776	4,196	2,857	14,258	465		-
Rents	24,786	7,657	10,301	5,946	882		-
Transports and freight	68,094	42,231	22,984	2,879	-		-
Easements	54,076	54,076	-	-	-		-
Offices supplies	6,997	2,371	861	3,130	635		-
Travels expenses	85,273	38,173	26,740	16,396	3,964		-
Insurance	66,269	38,167	23,695	4,404	3		-
Property, plant and equipment maintenance	1,265,254	1,105,531	144,116	15,607	-		-
Depreciation of property, plant and equipment	2,223,083	1,612,884	342,706	267,493	-		-
Taxes and contributions	1,675,901	170,521	20,082	2,128	1,483,170	(1)	-
Advertising	4,856	-	-	-	4,856		-
Doubtful accounts	132,521	-	-	-	132,521		-
Banks expenses	12,150	-	-	12,150	-		-
Interests expense	1,675,437	-	-	-	-		1,675,437
Foreign exchange loss	13,122,031	-	-	-	-		13,122,031
Other financial charges	243,524	-	-	-	-		243,524
Costs of services rendered to third parties	165,277	-	165,277	-	-		-
Other expenses	88,000	36,501	27,477	20,052	3,970		-

Total 2018	25,271,898	5,164,278	2,340,114	961,813	1,764,701		15,040,992
(1)	Includes tax on exports for Ps. 248,883 for the year ended December 31, 2018.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

		2017

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	1,791,444	864,168	469,199	357,902	100,175		-
Social security taxes	308,469	135,826	80,500	70,258	21,885
Compensation to Directors and Supervisory Committee	13,816	-	-	13,816	-		-
Professional services fees	99,599	2,409	4,931	83,979	8,280		-
Technical operator assistance fees	577,187	260,036	317,151	-	-		-
Materials	97,057	29,979	67,078	-	-		-
Third parties services	206,456	85,959	103,408	17,089	-		-
Telecommunications and post expenses	16,093	2,150	1,972	11,196	775		-
Rents	10,939	3,161	1,581	5,442	755		-
Transports and freight	57,869	34,450	19,772	3,614	33		-
Easements	35,265	35,265	-	-	-		-
Offices supplies	5,612	1,665	585	2,618	744		-
Travels expenses	31,035	13,879	5,113	8,991	3,052		-
Insurance	52,660	30,744	17,527	3,909	480		-
Property, plant and equipment maintenance	1,005,258	865,572	129,280	8,639	1,767		-
Depreciation of property, plant and equipment	2,020,216	1,569,839	325,104	125,273	-		-
Taxes and contributions	918,821	213,123	13,395	1,186	691,117	(1)	-
Advertising	767	-	3	-	764		-
Doubtful accounts	(23,395)	-	-	-	(23,395)		-
Banks expenses	7,217	-	-	7,217	-		-
Interests expense	846,366	-	-	-	-		846,366
Foreign exchange loss	1,117,201	-	-	-	-		1,117,201
Other financial charges	167,920	-	-	-	-		167,920
Costs of services rendered to third parties	115,272	-	115,272	-	-		-
Other expenses	57,794	30,640	13,545	12,745	864		-

Total 2017	9,536,938	4,178,865	1,685,416	733,874	807,296		2,131,487

(1)	Includes tax on exports for Ps. 1,286 for the year ended December 31, 2017

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2016

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	1,603,431	796,925	393,027	321,349	92,130		-
Social security taxes	276,390	128,245	66,702	61,543	19,900		-
Compensation to Directors and Supervisory Committee	12,345	-	-	12,345	-		-
Professional services fees	80,706	2,580	7,002	64,122	7,002		-
Technical operator assistance fees	329,826	105,950	223,876	-	-		-
Materials	85,497	28,376	57,121	-	-		-
Third parties services	183,154	72,598	95,078	15,478	-		-
Telecommunications and post expenses	9,766	553	2,211	6,818	184		-
Rents	6,818	1,658	737	4,054	369		-
Transports and freight	54,541	33,904	19,347	1,290	-		-
Easements	38,326	38,326	-	-	-		-
Offices supplies	5,159	1,843	737	2,395	184		-
Travels expenses	19,533	9,582	2,764	5,344	1,843		-
Insurance	51,962	29,666	18,242	3,501	553		-
Property, plant and equipment maintenance	408,504	294,447	102,080	9,766	2,211		-
Depreciation of property, plant and equipment	2,095,419	1,527,999	210,876	356,544	-		-
Taxes and contributions	703,136	160,122	17,320	1,474	524,220	(1)	-
Advertising	737	-	-	-	737		-
Doubtful accounts	38,142	-	-	-	38,142		-
Banks expenses	4,054	-	-	4,054	-		-
Interests expense	937,454	-	-	-	-		937,454
Foreign exchange loss	1,486,399	-	-	-	-		1,486,399
Other financial charges	131,536	-	-	-	-		131,536
Derivate financial instruments	9,383	-	-	-	-		9,383
Costs of services rendered to third parties	84,207	-	84,207	-	-		-
Other expenses	57,581	26,900	11,608	10,690	8,383		-

Year ended Deccember 31, 2016	8,714,006	3,259,674	1,312,935	880,767	695,858		2,564,772

(1)	Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

l)	Net financial results

	2018	2017	2016
Financial income
Derivative financial instrument results	106,084	-	-
Interest income	1,345,278	133,116	206,402
Fair value gains on financial instruments through profit or loss	1,372,933	442,480	329,401
Foreign exchange gain	8,164,243	561,572	280,988
Subtotal	10,988,538	1,137,168	816,791
Financial expenses
Interest expense	(1,675,437)	(846,366)	(937,454)
Foreign exchange loss	(13,122,031)	(1,117,201)	(1,486,399)
Derivative financial instrument results	-	-	(9,383)
Other financial charges	(243,524)	(167,920)	(131,536)
Less: Capitalized borrowing costs	-	-	-
Subtotal	(15,040,992)	(2,131,487)	(2,564,772)
Gain on net monetary position	1,206,195	465,975	1,038,647
Total	(2,846,259)	(528,344)	(709,334)

In accordance with the provisions of IAS 29, the Company opted to present the gain on the monetary position in a single line included in the financial results. This exposure implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above. For additional information see Note 4.d., to these consolidated financial statements.

m)	Other operating expenses

	2018	2017	2016
Disposal of property, plant and equipment	(158,516)	(131,419)	(16,368)
Net increase in provisions (1)	(770,802)	(228,196)	(124,437)
Recovery of insurance	23,874	194,689	-
Write off of other receivables	-	(105,047)	-
Others	14,657	(1,622)	10,161
Total	(890,787)	(271,595)	(130,644)

(1)	Includes judicial costs

n)	Other financial assets at fair value through profit or loss

	2018		2017
	Current	Non Current	Current	Non Current
Government bonds	-	-	218,707	-
Private bonds	-	-	106,451	-
Total	-	-	325,158	-

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)	Other financial assets at amortized cost

	2018		2017
	Current	Non Current	Current	Non Current
VRD bonds	5,714	8,760	10,499	21,369
Government Bonds (Argentine National Treasury Notes)	-	-	1,361,756	-
Government Bonds (Central Bank Notes)	-	-	761,856	-
Total	5,714	8,760	2,134,111	21,369

p)	Payroll and social security taxes payable

	2018		2017
	Current	Non Current	Current	Non Current
Vacation benefit payable	170,690	-	154,643	-
Annual bonus payable	133,365	-	125,344	-
Social security taxes payable	67,381	-	67,287	-
UT	12,200	-	-	-
Total	371,436	-	347,274	-

9.	INVESTMENTS IN ASSOCIATES

	2018										2017

					Issuer Information

	Description of securities				Last financial statemets issued

Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the year / period	Shareholders’ equity	% of Common Stock	Book value

Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	118	5,798	Pipeline maintenance	09/30/2018	28	(689)	11,832	49.00	3,981

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	116	324	Pipeline construction and operation services	09/30/2018	237	(70)	661	49.00	543

Gas Link S.A.	$1	502,962	5,587	66,548	Pipeline construction and operation services	09/30/2018	1,026	30,918	145,949	49.00	51,400

Total				72,670							55,924

10.	JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works that would extend until March 31, 2019. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results as of December 31, 2018 and 2017 is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018	2017
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	195,439	99,816
Total	195,439	99,816
Non Current Liabilities	-	-
Current Liabilities	169,843	99,726
Total	169,843	99,726

	2018	2017
Consolidated Statements of comprehensive income
Gross profit	33,876	797
Operating profit / (loss)	24,388	(25)
Net Financial results	1,047	226
Comprehensive income	25,435	201

11.	PROFIT FROM ASSOCIATES

	2018	2017	2016
EGS (in liquidation)	3,101	21	175
TGU	(42)	285	236
Link	15,148	21,335	4,678
Total	18,207	21,641	5,089

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2018

	C o s t					D e p r e c i a t i o n

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	39,112,667	-	18,101	831,882	39,926,448	18,606,656	300	959,389	2.2	19,565,745	20,360,703

Compressor plants	14,541,520	-	308,660	1,023,210	15,256,070	9,981,767	278,943	629,861	3,3 a 25	10,332,685	4,923,385

Other plants	17,219	-	-	-	17,219	4,642	-	584	3.3	5,226	11,993

Stations of regulation and/or measurement of pressure	1,360,656	1,081	5,948	4,001	1,359,790	1,053,505	5,163	36,195	4.0	1,084,537	275,253

Other technical installations	264,962	-	1,330	5,308	268,940	225,092	1,330	5,742	6.7	229,504	39,436

Subtotal assets related to natural gas transportation service	55,297,024	1,081	334,039	1,864,401	56,828,467	29,871,662	285,736	1,631,771		31,217,697	25,610,770

Assets related to natural gas upstream service	3,489,476	5,971	197,269	(32,913)	3,265,265	1,330,045	177,846	207,557	3,3 a 25	1,359,756	1,905,509

Assets related to liquids production and commercialization service	7,030,019	-	474,602	434,953	6,990,370	5,958,293	440,455	97,677	3.3	5,615,515	1,374,855

Lands	71,837	35,511	-	-	107,348	-	-	-	-	-	107,348

Buildings and constructions	1,985,027	-	48,091	90,998	2,027,934	1,147,560	38,159	35,802	2.0	1,145,203	882,731

Fittings and features in building	165,920	-	11,752	17,252	171,420	67,417	6,123	7,209	4.0	68,503	102,917

Machinery, equipment and tools	513,762	129,963	47,758	10,981	606,948	396,215	47,588	27,234	6,7 a 10	375,861	231,087

UT Machinery, equipment and tools	-	591	-	-	591	-	-	446	6,7 a 10	446	145

Computers and Telecommunication systems	3,745,839	168	1,355,581	325,263	2,715,689	3,382,394	1,350,936	192,240	6,7 a 20	2,223,698	491,991

Vehicles	263,745	38,089	5,817	-	296,017	191,683	5,503	22,310	20	208,490	87,527

Furniture	148,460	-	-	104	148,564	143,026	-	837	10	143,863	4,701

Materials	1,572,902	572,326	35,953	(572,902)	1,536,373	-	-	-	-	-	1,536,373

Line pack	153,720	-	-	222,473	376,193	17,971	-	-	-	17,971	358,222

Works in progress	2,229,243	6,122,710	-	(2,360,610)	5,991,343	-	-	-	-	-	5,991,343

Total	76,666,974	6,906,410	2,510,862	-	81,062,522	42,506,266	2,352,346	2,223,083		42,377,003	38,685,519

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2017

	C o s t					D e p r e c i a t i o n

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	38,613,449	-	17,399	516,617	39,112,667	17,678,180	63	928,539	2.2	18,606,656	20,506,011

Compressor plants	14,181,525	2,660	189,100	546,435	14,541,520	9,508,571	102,860	576,056	3,3 a 25	9,981,767	4,559,753

Other plants	17,219	-	-	-	17,219	4,058	-	584	3.3	4,642	12,577

Stations of regulation and/or measurement of pressure	1,350,336	-	-	10,320	1,360,656	1,002,347	-	51,158	4.0	1,053,505	307,151

Other technical installations	259,919	-	11,194	16,237	264,962	219,216	187	6,063	6.7	225,092	39,870

Subtotal assets related to natural gas transportation service	54,422,448	2,660	217,693	1,089,609	55,297,024	28,412,372	103,110	1,562,400		29,871,662	25,425,362

Assets related to natural gas upstream service	3,231,072	-	2,815	261,219	3,489,476	1,123,382	100	206,763	3,3 a 25	1,330,045	2,159,431

Assets related to liquids production and commercialization service	6,839,452	-	3,922	194,489	7,030,019	5,878,107	36	80,222	3.3	5,958,293	1,071,726

Lands	71,830	7	-	-	71,837	-	-	-	-	-	71,837

Buildings and constructions	1,945,894	-	1,027	40,160	1,985,027	1,112,381	5	35,184	2.0	1,147,560	837,467

Fittings and features in building	165,425	-	-	495	165,920	60,396	-	7,021	4.0	67,417	98,503

Machinery, equipment and tools	430,019	82,172	-	1,571	513,762	382,173	-	14,042	6,7 a 10	396,215	117,547

UT Machinery, equipment and tools	-	-	-	-	-	-	-	-	6,7 a 10	-	-

Computers and Telecommunication systems	3,672,719	-	-	73,120	3,745,839	3,286,123	-	96,271	6,7 a 20	3,382,394	363,445

Vehicles	235,191	49,029	20,475	-	263,745	194,679	20,475	17,479	20	191,683	72,062

Furniture	148,206	-	-	254	148,460	142,192	-	834	10	143,026	5,434

Materials	1,118,657	514,263	9,213	(50,805)	1,572,902	-	-	-	-	-	1,572,902

Line pack	153,720	-	-	-	153,720	17,971	-	-	-	17,971	135,749

Works in progress	2,190,845	1,648,510	-	(1,610,112)	2,229,243	-	-	-	-	-	2,229,243

Total	74,625,478	2,296,641	255,145	-	76,666,974	40,609,776	123,726	2,020,216		42,506,266	34,160,708

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2018 and 2017, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial lease under the terms of leasing contracts:

	2018	2017
Cost – Capitalized financial leasing	1,429,713	1,429,713
Accumulated depreciation	(222,649)	(130,518)
Total	1,207,064	1,299,195

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2018 and 2017 comprise the following:

	2018	2017
Current Loans
2014 Notes	-	1,758,428
2018 Notes Interest	227,114	55,614
Financial Leasing (Note 22)	215,722	148,567
Total Current loans	442,836	1,962,609
Non Current Loans
2014 Notes	-	3,512,517
2018 Notes Interest	18,714,529	-
Financial Leasing (Note 22)	1,439,687	1,167,494
Total non current loans	20,154,216	4,680,011
Total (1)	20,597,052	6,642,620

(1)	Issuance expenses net for Ps. 120,420 and Ps. 12,584 as of December 31, 2018 and 2017, respectively.

The activity of the loans as of December 31, 2018 and 2017 is the following:

	2018	2017
Beginning balance	6,642,620	7,217,464
Inflation adjustment restatement	(7,106,426)	(1,478,063)
Accrued interest	1,498,556	619,727
Effect of foreign exchange rate change	12,848,796	781,956
VAT unpaid installments	19,104	7,210
Proceeds from loans	13,821,521	-
Payment of loans(1)	(1,328,029)	(125,951)
Payment of redemption of loans	(4,796,243)	-
Interest paid (2)	(1,002,847)	(379,723)
Ending balance	20,597,052	6,642,620

(1)	For the years ended on December 31, 2018 and 2017, Ps. 101,968 and Ps. 66,075 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

(2)	For the years ended on December 31, 2018 and 2017, Ps. 97,101 and Ps. 77,565, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The maturities of the current and non-current loans as of December 31, 2018 are as follows, not including issuance expenses:

Less than one year	212,063
From 1/01/2020 to 12/31/2020	-
From 1/01/2021 to 12/31/2021	-
From 1/01/2022 onwards	18,850,000
Ending balance	19,062,063

The following are the maturities of the finance leases in force as of December 31, 2018:

Due:
as of 12/31/2018	56,892
To due
From 1/01/2019 to 12/31/2019	158,830
From 1/01/2020 to 12/31/2020	172,178
From 1/01/2021 to 12/31/2021	186,635
From 1/01/2022 to 12/31/2022	202,306
From 1/01/2023 onwards	878,568
Ending balance	1,655,409

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2018, and their present book value:

As of 12/31/2019	338,887
From 1/01/2020 to 12/31/2020	282,034
From 1/01/2021 to 12/31/2021	282,034
From 1/01/2022 to 12/31/2022	282,034
From 1/01/2023 onwards	1,014,583
Total minimum future payments	2,199,572
Future financial charges on financial leases	(544,163)
Book Value financial leases	1,655,409

Issuance of notes under the 2017 Global Program (the “2017 Program”):

Notes Class 1 (“2014 Notes”)

The 2017 Program provides for the issuance of up to a maximum principal amount of U.S.$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

On February 7, 2014, TGS issued the 2014 Notes according to the following characteristics:

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2014 Notes

Amount in U.S.$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The book values are based on amortized cost at an effective rate of 10.126%.

As of December 31, 2018, 2014 Notes are completely canceled according to what is mentioned below.

Class 2 Notes  (“2018 Notes”)

The General Annual Shareholders’ Meeting held on April 26, 2017, ordered the increase of up to U.S.$ 700,000,000 (or its equivalent in other currencies) of the 2017 Program authorized by the CNV by Resolution No. 17.262 dated January 3, 2014.

On May 2, 2018, within the framework of the 2017 Program, the Company issued the 2018 Notes according to the following characteristics:

	2018 Notes
Amount in U.S.$	500,000,000
Interest Rate	6.75% annual
Issuance price	99.725%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Disposition No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the 2017 Program until January 3, 2024.

Funds obtained by the Company are applied to:

i. The repurchase of the Class 1 Notes (the “2014 Notes”) for U.S.$ 86,511,165;
ii. the cancellation and total redemption of the 2014 Notes for U.S.$ 120,786,581;
iii. the balance of net funds to make investments in capital expenditures.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value of the financial debt is based on its amortized cost calculated as cash flows discounted at an effective rate of 7.088%.

Covenants

As of the date of issuance of these consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.5:1.

b. For the refinancing of the outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

Financial Leasing

Corresponds to the financing obtained for the acquisition of the corresponding assets to the treatment and compression plant located in the area of Río Neuquén. Said agreement was concluded on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of U.S.$ 623,457 without taxes and an option to purchase for the same amount payable at the end of the 120th month of the effectiveness of the contract.

14.	INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was taxed at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The effects as of December 31, 2017 of this change in the rate on the measurement of deferred assets and liabilities are detailed below in the section “Deferred tax”.

Tax adjustment for inflation

This section was subsequently modified by Law No. 27,468, which establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the CPI, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the CPI that exceeds 55%, 30% or 15% of said 100%, respectively. Given that the CPI for the year ended December 31, 2018 amounted to 47%, the adjustment for tax inflation mentioned in this section did not apply.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the WPI. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It establishes the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value and for certain assets to accelerate depreciation.

This revaluation is optional, and to carry out the tax revaluation, a special tax must be paid. The special tax will vary between 8% and 15%, depending on the type of asset to be re-evaluated and it will be calculated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercise the revaluation option waive to promote any judicial or administrative process for which the adjustment for tax inflation is claimed. The exercise of the revaluation option must be taken only once in the term established in the regulation.

The Board of Directors has decided to make use of this option, which implies a one-time payment of Ps. 1,048,000. Said tax payable is recorded under the line “Income Tax” of the Statement of Financial Position with a charge to the current tax. On the other hand, the positive effect of the aforementioned tax revaluation on the position to be paid of the income tax for the current year and the deferred tax of future years was recorded in the “Income Tax” line of the Statement of Comprehensive Income.

Deferred Tax

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Current income tax	(3,198,356)	(2,442,608)	(931,568)
Special revaluation tax	(1,048,000)	-	-
Deferred income tax	4,233,185	2,495,685	(170,709)
Total income tax	(13,171)	53,077	(1,102,277)

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2018	2017
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	725,558	619,101
Deferred tax assets to be recovered after less than 12 months	103,566	112,834
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(2,949,051)	(7,164,720)
Deferred tax liabilities to be recovered after less than 12 months	(103,638)	(23,965)
Deferred tax liabilities, net	(2,223,565)	(6,456,750)

The components of the net deferred tax assets and liabilities as of December 31, 2018, 2017 and 2016 are the following:

Deferred tax assets	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Contract liabilities	Total
As of December 31, 2016	12,294	2,815	70	180,950	518,070	281,232	995,431
Charge in results	(12,294)	(2,815)	(70)	(68,116)	(182,606)	2,405	(263,496)
As of December 31, 2017	-	-	-	112,834	335,464	283,637	731,935
Charge in results	-	387	2,273	(11,928)	72,110	34,347	97,189
As of December 31, 2018	-	387	2,273	100,906	407,574	317,984	829,124

Deferred tax liabilities	Deferred sales	Loans	Property, plant and equipment	Cash and cash equivalents	Inventaries	Total
As of December 31, 2016	85	(8,756)	(9,915,672)	(14,373)	(9,150)	(9,947,866)
Charge in results	(85)	5,094	2,754,614	(2,090)	1,648	2,759,181
As of December 31, 2017	-	(3,662)	(7,161,058)	(16,463)	(7,502)	(7,188,685)
Charge in results	2,839	(27,419)	4,243,088	(78,451)	(4,061)	4,135,996
As of December 31, 2018	2,839	(31,081)	(2,917,970)	(94,914)	(11,563)	(3,052,689)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2018, 2017 and 2016 as follows:

	2018	2017	2016
Pre tax income	11,429,007	5,698,116	2,208,572
Statutory income tax rate	30%	35%	35%
Pre tax income at statutory income tax rate	(3,428,702)	(1,994,341)	(773,000)
Tax effects due to:
- Inflation effect (1)	4,432,884	(187,006)	(321,584)
- Special revaluation tax	(1,048,000)	-	-
-Change in the tax rate (2)	-	2,234,656	-
-Non taxable income or non deductible expenses	44,482	428	(7,693)
-Others	(13,835)	(660)	-
Total income tax	(13,171)	53,077	(1,102,277)

(1)	Corresponds to the inflation effect on non-deferred tax assests and liabilities.
(2)	Corresponds to the effect of the reduction in the enacted tax rate on the net deferred tax liability according to the aforementioned.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	PROVISIONS

	For legal claims and others (1)
Balances as of 12/31/2016	408,002
Inflation adjustment restatement	(80,163)
Additions	225,887	´(1)
Uses	(254,858)
Reversals	(8,967)	´(3)
Balances as of 12/31/2017	289,901
Inflation adjustment restatement	(112,740)
Additions	195,156	´(1)
Uses	(787)
Reversals	(362)	´(2)
Balances as of 12/31/2018	371,168

(1)	Ps. 107,419 and Ps. 152,635 are included in “Other operating expenses” and Ps. 118,468 and Ps. 77,472 in “Financial expenses” for the years ended on December 31, 2018 and 2017, respectively.
(2)	The total amount is recorded in “Other operating income”
(3)	Ps. 2,263, are included in “Other operating expenses” and Ps. 6,704 in “Financial expenses” for the year 2017.

The total amount of the Provisions are included in current liabilities.

16.	FINANCIAL RISK MANAGEMENT

1.	Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1	Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 77%, 76% and 79% of the segment’s total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Total revenues denominated in Argentine Pesos accounted for 59%, 51% and 43% for the years ended December 31, 2018, 2017 and 2016, respectively.

TGS’s financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on the Company’s position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between US dollar-denominated instruments or, although denominated in Argentine pesos, to obtain positive returns in real terms.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency.

As of December 31, 2018, for mitigating this foreign exchange risk, 74% of the Company’s fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2018, 2017 and 2016 would have decreased the Company’s income before tax for the year in approximately Ps. 739,849, Ps. 259,923, and Ps. 365,543, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

Net assets / liabilities position in USD	2018	2017	2016
Assets	394,369	192,764	88,463
Liabilities	(588,525)	(286,129)	(317,952)
Total	(194,156)	(93,365)	(229,489)
Effect on financial results in $
Pesos	739,849	259,923	365,543
Total	739,849	259,923	365,543

1.2	Interest rate risk

The management of interest rate risk seeks to reduce financial costs and limit the Company’s exposure to an increase in interest rates. Currently, the Company’s exposure to interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates. The interest rate profile of the Company’s borrowings is set out in Note 13.

The main objective of the Company’s financial investment activities is to obtain the highest return by investing in low risk and high liquidity instruments. The Company maintains a short-term portfolio of cash equivalents and investments made up of investments in mutual funds and deposits in remunerated bank accounts, public and private securities. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company’s risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the 2016, 2017 and 2018 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a a net gain from exposure to inflation in the monetary items.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2018 and 2017:

	Financial assets (1)		Financial liabilities (2)
	2018	2017	2018	2017
Fix interest rate	8,525,212	3,097,259	18,941,643	5,326,559
Variable interest rate	14,473	31,868	-	-
Total	8,539,685	3,129,127	18,941,643	5,326,559

(1)
Includes mutual funds, LETES, Lebacs and bank accounts. Trade receivables do no bear interests, except for Ps. 14,473 and Ps. 31,868, which bears CER plus a spread of 8% as of December 31, 2018 and 2017, respectively.

(2)	Includes loans, issuance expenses and financial leasing

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3	Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Additionally, approximately 59% of the total sales of propane and butane that are made in the domestic market are made at prices fixed by the Hydrocarbon Resources Secretariat (“SRH” for its acronym in Spanish) based on export parity prices.

These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of TGS.

Based on the volume of sales for the years ended December 31, 2018, 2017 and 2016, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 552,004, Ps.449,231 and Ps. 233,323 respectively. On the other hand, an increase of U.S.$50/ton in the international price would have had the opposite effect.

Derivated financial instruments

On July 23, 2018, TGS entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below breakeven prices (those that balance costs). This agreement is valid between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,045	4,506	2,700
May 2019 – September 2019	-	-	4,100
October 2019	9,068	7,010	4,200
November 2019 – April 2020	13,098	10,014	6,000

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. Thus, the Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2018, the balance is Ps. 218,272 and is recorded under the item “Derivative Financial instruments”.

1.4	Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and Other Receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2018 and 2017, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	2018	2017
Current trade receivables	3,247,020	3,002,432
Non-current trade receivables	-	4,511
Allowances for doubful accounts	(132,521)	-
Total	3,114,499	3,006,943

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	3,222,608	375,580	1,916,408	309,208	1,166,861
Camuzzi Gas Pampeana S.A.	2,393,722	279,663	1,408,811	226,138	702,375
Naturgy Argentina	1,931,580	239,730	1,012,029	172,665	524,030
CAMMESA	1,337,714	183,249	889,716	232,175	651,592
Pampa Energía	439,556	91,684	44,683	1,302	43,034
Camuzzi Gas del Sur S.A.	534,462	56,928	310,222	46,319	156,503

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	5,267,302	708,797	3,683,956	520,645	3,565,562
Petredec	858,846	-	1,377,647	433,916	-
Geogas Trading S.A.	1,102,307	-	571,260	-	931,432
Shell Trading (US) Company	89,868	-	1,425,123	276,932	-
Petrobras Global Trading BV	1,743,806	137,413	-	-	-
Petroleo Brasileiro	-	-	-	-	546,476
Braskem Netherlands B.V.	-	-	-	-	42,611

Cash and financial placements

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions with a high credit rating. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, (iv) other receivables and (v) derivate financial instruments, as of December 31, 2018 and 2017:

	December 31-2018
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	14,485,525	-	467
With specified maturity
Overdue
Until 12-31-2017	-	-	133,771
From 01-01-18 to 03-31-18	-	-	310
From 04-01-18 to 06-30-18	-	-	4,020
From 07-01-18 to 09-30-18	-	-	11,400
From 10-01-18 to 12-31-18	-	-	535,609
Total overdue	-	-	685,110

Non-due
From 01-01-19 to 03-31-19	2,159,302	219,767	2,945,285
From 04-01-19 to 06-30-19	-	1,495	41,157
From 07-01-19 to 09-30-19	-	1,495	-
From 10-01-19 to 12-31-19	-	1,229	-
During 2020	-	3,357	5,529
During 2021	-	3,044	-
During 2022	-	1,911	-
During 2023	-	448	-
From 2024 onwards	-	-	-
Total non-due	2,159,302	232,746	2,991,971
Total with specified maturity	2,159,302	232,746	3,677,081
Total	16,644,827	232,746	3,677,548

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31-2017
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	2,943,101	-	685
With specified maturity
Overdue
Until 12-31-2016	-	-	2,990
From 01-01-17 to 03-31-17	-	-	202
From 04-01-17 to 06-30-17	-	-	2,637
From 07-01-17 to 09-30-17	-	-	18,736
From 10-01-17 to 12-31-17	-	-	220,135
Total overdue	-	-	244,700

Non-Due
From 01-01-18 to 03-31-18	973,646	591,525	3,017,756
From 04-01-18 to 06-30-18	-	1,533,148	3,703
From 07-01-18 to 09-30-18	-	332,232	3,188
From 10-01-18 to 12-31-18	-	2,364	3,839
During 2019	-	8,436	17,624
During 2020	-	4,954	-
During 2021	-	4,494	-
During 2022	-	2,822	-
From 2023 onwards	-	663	-
Total non-due	973,646	2,480,638	3,046,110
Total with specified maturity	973,646	2,480,638	3,290,810
Total	3,916,747	2,480,638	3,291,495

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables.

1.5	Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources (including available credit lines) and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The tables below include a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2018 and 2017. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. These tables are made based on available information at the end of each year and may not reflect the actual amounts in the future. Therefore, the amounts disclosed are provided for illustrative purposes only:

	December 31, 2018
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2017	-	103,597	-
From 01-01-18 to 03-31-18	-	311	-
From 04-01-18 to 06-30-18	-	311	-
From 07-01-18 to 09-30-18	-	311	-
From 10-01-18 to 12-31-18	-	311	56,891
Total overdue	-	104,841	56,891

Non-due
From 01-01-19 to 03-31-19	-	3,352,746	70,499
From 04-01-19 to 06-30-19	636,188	21,739	70,499
From 07-01-19 to 09-30-19	-	-	70,499
From 10-01-19 to 12-31-19	636,188	-	70,499
During 2020	1,272,375	-	282,034
During 2021	1,272,375	-	282,034
During 2022	1,272,375	-	282,034
During 2023	1,272,375	-	282,034
From 2024 onwards	20,758,563	-	732,549
Total non-due	27,120,439	3,374,485	2,142,681
Total with specified maturity	27,120,439	3,479,326	2,199,572
Total	27,120,439	3,479,326	2,199,572

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2017
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2016	-	109,528	-
From 01-01-17 to 03-31-17	-	459	-
From 04-01-17 to 06-30-17	-	459	-
From 07-01-17 to 09-30-17	-	459	-
From 10-01-17 to 12-31-17	-	459	41,545
Total overdue	-	111,364	41,545

Non-Due
From 01-01-18 to 03-31-18	-	2,300,495	51,490
From 04-01-18 to 06-30-18	2,012,300	125,344	51,490
From 07-01-18 to 09-30-18	-	-	51,490
From 10-01-18 to 12-31-18	169,249	-	51,490
During 2019	2,012,300	-	205,985
During 2020	1,843,053	-	205,985
During 2021	-	-	205,985
During 2022	-	-	205,985
From 2023 onwards	-	-	741,035
Total non-due	6,036,902	2,425,839	1,770,935
Total with specified maturity	6,036,902	2,537,203	1,812,480
Total	6,036,902	2,537,203	1,812,480

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.6	Capital risk management

The objective of the Company in capital management are to safeguard the ability to continue as a going concern, achieve an optimal cost of capital structure and support the capital expenditures process in order to provide returns to the shareholders and benefits for other stakeholders.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2018 and 2017, the gearing ratio was as follows:

	2018	2017
Total debt (Note 13)	20,597,052	6,642,620
Total Equity	30,945,305	25,279,589
Total Capital	51,542,357	31,922,209
Gearing Ratio	0.40	0.21

2	FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1	Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e. According to the provisions of IFRS 7, IAS 32 and IFRS 9 (IAS 39 as of December 31, 2017), non-financial assets and liabilities such as PPE, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The categories of financial assets and liabilities as of December 31, 2018 and 2017 are as follows (According to the chosen transition method, the comparative information has not been restated. See Notes 4.a and 4.e):

	December 31, 2018
	Financial assets at fair value	Financial assets held to maturity	Total
CURRENT ASSETS
Trade receivables	-	3,114,499	3,114,499
Other receivables	-	424,339	424,339
Derivative financial instruments	218,272	-	218,272
Other financial assets at amortized cost	-	5,714	5,714
Cash and cash equivalents	2,161,167	14,483,660	16,644,827
Total current assets	2,379,439	18,028,212	20,407,651

NON-CURRENT ASSETS
Other receivables	-	6,189	6,189
Other financial assets at amortized cost	-	8,760	8,760
Total non-current assets	-	14,949	14,949
Total assets	2,379,439	18,043,161	20,422,600

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	3,092,037	3,092,037
Loans	-	442,836	442,836
Payroll and social security taxes payables	-	309,351	309,351
Other payables	-	80,674	80,674
Total current liabilities	-	3,924,898	3,924,898

NON-CURRENT LIABILITIES
Loans	-	20,154,216	20,154,216
Total non-current liabilities	-	20,154,216	20,154,216
Total liabilities	-	24,079,114	24,079,114

	December 31, 2017
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS
Trade receivables	-	-	3,002,432	3,002,432
Other receivables	-	-	270,464	270,464
Other financial assets at amortized cost	-	2,123,611	10,500	2,134,111
Other financial assets at fair value through profit or loss	325,158	-	-	325,158
Cash and cash equivalents	1,960,696	-	1,956,051	3,916,747
Total current assets	2,285,854	2,123,611	5,239,447	9,648,912

NON-CURRENT ASSETS
Trade receivables	-	-	4,511	4,511
Other receivables	-	-	14,088	14,088
Other financial assets at fair value through profit or loss	-	-	21,369	21,369
Total non-current assets	-	-	39,968	39,968
Total assets	2,285,854	2,123,611	5,279,415	9,688,880

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	2,145,738	2,145,738
Loans	-	1,962,609	1,962,609
Payroll and social security taxes payables	-	282,973	282,973
Other payables	-	49,531	49,531
Total current liabilities	-	4,440,851	4,440,851

NON-CURRENT LIABILITIES
Loans	-	4,680,011	4,680,011
Total non-current liabilities	-	4,680,011	4,680,011
Total liabilities	-	9,120,862	9,120,862

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

2.2	Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

•
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BYMA. The mutual funds mainly carry out their placements in bonds issued by the Central Bank of the Argentine Republic.

•
Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•	Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2018, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	2,161,167	-	-	2,161,167
Derivative financial instruments	-	218,272	-	218,272
Total	2,161,167	218,272	-	2,379,439

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	1,960,696	-	-	1,960,696
Other current financial assets at fair value through profit or loss	325,158	-	-	325,158
Total	2,285,854	-	-	2,285,854

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2018, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2018 Notes as of December 31, 2018, based on their quoted market price:

	Carrying amount	Fair value
2018notes	18,941,643	17,200,060

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the MINEM of Argentina repealed the Resolution 2000/2005 of the former Ministry of MPFIPyS which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semiannually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

In July 2003, the former Unit for Renegotiation and Assessment of Utilities Contracts (“ex UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”). Ex UNIREN conducted the renegotiation process of the contracts related to utilities and public works, and was entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should have reached a consensus with the ex UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus was not reached, ex UNIREN should have submitted a report to the Executive Branch with recommendations of the next steps to follow in the future.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It established the dissolution of the ex UNIREN and transferred to each ministry the responsibility to renegotiate public service agreements. In our case, the MINEM together with the Ministry of Economy (“MH”).

On March 30, 2017, within the framework of the tariff renegotiation process mentioned above, the Company entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) which contained similar terms and conditions to those set forth in the agreements signed in 2008, 2011 and 2015. The 2017 Integral Agreement had as background the transitional agreements celebrated in 2008, 2016 and 2017 (the “Transitional Agreements”) by which TGS was granted with transitional tariff schedule applicable in order to continue providing the service of natural gas transportation service.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•
The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•
The Five-Year Plan was approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543,expressed in December 31, 2016 currency terms.

•
A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•
TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•
Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 (“Resolution 4362 “).

•	Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•	Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In addition, completing the RTI process, prior to the ratification of the 2017 Integral Agreement and within the framework of the Transitional Agreements, the Company received the following tariff increases:

•
Through Resolution ENARGAS I-2852/2014 (“Resolution I-2852”) on April 7, 2014, a staggered increase of 8% was established as of April 1, 2014, from 14% accumulated since 1 June 2014 and 20% accumulated since August 1, 2014.

•
On June 5, 2015, ENARGAS issued Resolution No. I-3347/2015 (“Resolution I-3347”), which complements Resolution I-2852, which approved an increase in the tariffs applicable to the natural gas transportation service from May 1, 2015. This increase represented for TGS a transitional increase of 44.3% in the price of the natural gas transport service and 73.2% in the CAU.

•
Effective since April 1, 2016, an increase of 200.1% on the rates applicable to the public service of Natural Gas Transportation and to the CAU (the “2016 Increase”) in accordance with the provisions of Resolution No. I-3724/2016 of ENARGAS (“Resolution 3724”), which could only be invoiced in full from October 7, 2016 after the ruling issued by the Supreme Court of Justice of the Nation (“CSJN”) that determined the nullity of Resolutions No. 28/2016 and 31/2016 (jointly “Resolutions 28 and 31”) of the former Ministry of MINEM.

Semiannual tariff increase

This increase is granted within the framework of the semiannual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semiannual adjustment.

On February 26, 2019, within the framework of the RTI, a new public hearing took place with the aim of the determination of the biannual tariff increase that will come into effect as of April 1, 2019. On March 29, 2019, ENARGAs issued Resolution No. 192/2019 whereby ENARGAS approves, effective April 1, 2019, a 26% tariff increase.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

In line with the previous programs, the Households with Bottles Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. Additionally, payment of compensation to the participating producers of the Households with Bottles Program was established.

Under the Households with Bottles Program the SHR regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. During 2017, the SHR issued Resolutions No. 56-E/2017 and No. 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 per ton of propane as of April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as of December 1, 2017. For 2016 and the first quarter of 2017, the price was set by Resolution No. 70/2015 in Ps. 650 per ton.

On March 27, 2018, the SRH issued Resolution No. 5/2018, which increases as from April 1, 2018, the price of the products contributed to the Households with Bottles Program to Ps. 5,416 and Ps. 5,502 per ton of butane and propane, respectively. On the other hand, the compensation received from the National Government remained at Ps. 550/tn.

Finally, on January 28, 2019, the Energy Government Secretariat issued Resolution No. 15/2019 modifying the price for which the products contributed to the Households with Bottles Program are sold. As of February 1, 2019, the price increased to Ps. 9.154 and Ps. 9,042 per ton of butane and propane, respectively, eliminating the compensation received by the Argentine government.

In this context, the Company has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks (“Propane for Networks Agreement”) entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the former Ministry of MINEM.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In 2017, the MINEM issued Resolutions No. 74 and 474-E/2017 (“Resolution 474”) that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,694/ton (in accordance with Resolution 474), respectively, depending on the client to whom the undiluted propane gas is delivered. These price adjustments are framed within the increase path outlined by the Government until 2019, with the aim of reducing the subsidies applied to that effect.

Finally, in May 2018, the Company signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established.

During 2018, 2017 and 2016, the Company booked the amount of Ps. 406,727, Ps. 347,655 and Ps. 314,028, for subsidies for the programs mentioned above, respectively.

As of December 31, 2018, the Argentine Government owes the Company Ps. 292,866 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed the Company, see Note 20.b.

On March 28, 2016, the MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, TGS will receive a compensation equal to the lower of the following two amounts:

i)
the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)	the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2018 and 2017 are detailed below:

	2018					2017
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency

CURRENT ASSETS

Cash and cash equivalents	US$	361,017	37.500	(1)	13,538,138	US$	70,732	1,937,122

Other financial assets at amortized cost	US$	152	37.500	(1)	5,714	US$	49,723	1,361,756

Other financial assets at fair value through profit or loss		-			-	US$	11,873	325,158

Trade receivables	US$	31,507	37.500	(1)	1,181,514	US$	57,838	1,584,011

Other receivables	US$	1,693	37.500	(1)	63,488	US$	2,433	66,632

					14,788,854			5,274,679

NON CURRENT ASSETS

Trade receivables		-			-	US$	165	4,511

					-			4,511

TOTAL ASSETS					14,788,854			5,279,190

CURRENT LIABILITIES

Trade payables	US$	42,184	37.700	(2)	1,590,337	US$	44,882	1,238,162

Loans	US$	11,746	37.700	(2)	442,836	US$	71,278	1,962,609

					2,033,173			3,200,771

NON CURRENT LIABILITIES

Loans	US$	534,595	37.700	(2)	20,154,216	US$	169,969	4,680,011

					20,154,216			4,680,011

TOTAL LIABILITIES					22,187,389			7,880,782

(1) Buy exchange rate at the end of fiscal year
(2) Sell exchange rate at the end of fiscal year

US$: United States of America dollars

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2018, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	375,701,909	13,600,780	389,302,689
Total	780,894,503	13,600,780	794,495,283

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2017 the Company did not have any treasury shares.

TGS’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)	Dividends distribution

Under the powers delegated by the Shareholders’ Meeting held on April 10, 2018, the Board of Directors ordered the payment of the following cash dividends:

Approval date	Amount	Amount per share
07/06/2018	1,125,562	1.4167
08/08/2018	1,449,300	1.8242
09/06/2018	1,754,326	2.2081

c)	Acquisition of treasury shares

On May 9, 2018, TGS’ Board of Directors approved a Program for the Acquisition of Shares of the Company in the Argentine peso market (the “Shares Repurchase Program”). Considering the solid cash and investment position of the Company, this program was approved due to the distortion evidenced by the Company’s economic value, measured by its current business and those derived from projects in development, and the price of the quotation of their shares in the market.

Considering the realized and liquid gains that arose from the financial statements for the three-month period ended March 31, 2018, the Board determined the maximum amount to be invested in Ps. 1,700,000 stated at its original value.

Subsequently, on September 6, 2018, the Board of Directors of the Company approved a second treasury shares repurchase program for a maximum amount of up to Ps. 1,800,000 stated at its original value and for a term of 180 calendar days, which expired on March 5, 2019.

As of December 31, 2018, the Company held 13,600,780 treasury shares, representing 1.71% of the total common stock. The acquisition cost restated for inflation amounted to Ps. 1,420,926, which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the rules, restricts the amount of the retained earnings that the Company may distribute.

20.	LEGAL CLAIMS AND OTHER MATTERS

a)	Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

During fiscal year 2017 and 2016, the Company continued to receive several claims from different provinces, which meant that TGS paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies (stated at their original values), respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On May 24, 2017, ENARGAS issued Resolution No. 5041/2017, which approved the tariff methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2018 and 2017, the Company recorded a provision of Ps. 308.4 million and Ps. 279.6 million, respectively, in respect of this contingency under the line item “Provisions.” Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

b)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the “Court”) in order to obtain the declaration of nullity of the Executive Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim TGS of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent “Alliance” issued by the Supreme Court in December 2014.

On September 1, 2018, a new extension of the precautionary measure was granted to TGS (which prevents the National Government from claiming from TGS the payment of amounts resulting from the new value of the Charge for the period between November 2011 and March 2016), extending their validity until March 11, 2019 or until the judgment that resolves the merits of the matter, whichever occur first.

On March 26, 2019, TGS was served notice that the Court upheld the legal action filed by TGS and declares the unconstitutionality of Executive Decree no. 2067/08 and the Resolutions, as well as of any other act aimed at enforcing the Decree, and therefore declares invalid said regulations. Judgment is not final yet. On March 29, 2019, the National Secretary of Energy appealed the judgment, which was granted on April 3, 2019.

The Company´s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, and of the effective date of Resolution 28.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

The balance of the receivable as of December 31, 2016 was Ps. 105 million. Given the negative judgment, this receivable was derecognized and charged under “Other operating results, net” of the Statement of Comprehensive Income for the year ended December 31, 2017.

d)	Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which TGS is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

In March 2017, TGS partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2018 it has no recorded any provision for this concept.

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date.

f)	Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the “claimants”) related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, which TGS was responded on August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), claiming U.S.$ 163 million, plus interest (the “Claim”).

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On March 16, 2017, the Claimants filed their Reply Memorial, whereby they replied to TGS Response Memorial and adjusted the amount of their claim to U.S. $ 306.3 million as of March 15, 2017, the total amount that would consist of U.S.$ 134.0 million in nominal damages plus U.S.$ 172.3 million of interest. To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

Subsequently, on July 14, 2017, the Company presented the Rejoinder Memorial, whereby the arguments put forward by the claimants in their Reply Memorial were answered.

Between September 25 and 29, 2017, the Arbitration Testing Hearing took place in the City of Buenos Aires, in which the legal advisors of the Company understand that the evidence produced confirmed TGS ‘position regarding the main aspects of the claim. .

On December 15, 2017, the Claimants and TGS submitted their Final Conclusions Memorials.

On May 28, 2018, the ICC issued the final award by which it partially acknowledged the claim and ruled that the Company must pay damages to the claimants in the amount of U.S.$ 19 million, plus interest accrued as from May 8, 2015 until the date of actual payment. This payment was made on June 14, 2018 for an amount of U.S.$ 21.3 million.

g)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2018 and 2017, the total amount of these provisions amounted Ps. 59.7 million and Ps. 9.6 million, respectively.

21.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2017, after having obtained the prior approval of ENARGAS, TGS and Pampa Energía renewed the Technical Assistance Agreement for a three-year term as of December 28, 2017, due on December 28, 2020.

For this service, TGS will pay Pampa Energía the higher of: (i) a fixed annual amount of U.S.$ 3.0 million or (ii) 7% of annual comprehensive profits (before financial results and income tax and after deducting also the aforementioned fixed sum) of TGS.

Commercial transactions

In the normal course of its activity, TGS celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2018, 2017 and 2016 were Ps. 83,820, Ps. 85,648 and Ps. 79,094, respectively.

Acquisition of CTG

On August 8, 2017, the Company acquired the entire shareholding of CTG from Pampa Energía for Ps. 148. The purpose of this company is to carry out various activities related to electric power.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2018, 2017 and 2016 is as follows:

	2018		2017
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	-	-	58	-
Associate which exercises joint control on the controlling shareholder:			-	-
Pampa Energía (1)	91,684	1,850,505	23,152	1,457,352
Associate which exercises significant influence on the controlling shareholder:			-	-
Link	6,482	-	768	-
EGS	-	-	-	679
TGU	-	6,001	-	4,383
Other related companies:			-	-
Refinor S.A.	-	-	-	5,218
SACDE	214,148	-	-	-
Pampa Comercializadora S.A.	7,113	-	2,779	-
Oleoductos del Valle S.A.	3,131	-	1,975	-
Central Piedra Buena S.A.	25,463	-	7,661	-
Transener S.A.	91	-	44	-
Total	348,112	1,856,506	36,437	1,467,632

(1) Accounts payable includes Ps. 1,655,409 and Ps. 1,316,061 corresponding to the financial leasing recorded as “Loans” as of December 31, 2018 and 2017, respectively.

Additionally, during 2018, the Company received from SACDE S.A. Construcciones engineering services for Ps 263,580 which are capitalized in the caption Work in progress.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The detail of significant transactions with related parties for the years ended December 31, 2018, 2017 and 2016 is as follows:

Year ended December 31, 2018:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	146	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	439,556	1,323	230,930	617,089	1,317,176	-	125,467
Associates with significant influence:
Link	-	-	8,589	-	-	-	-
Other related companies:
Petrolera Entre Lomas S.A. (1)	-	-	-	2,017	-	-	-
Oleoductos del Valle S.A.	6,149	-	8,277	-	-	-	-
Pampa Comercializadora S.A.	26,869	-	-	-	-	-	-
Central Piedra Buena S.A.	67,175	-	-	-	-	-	-
Transener S.A.	-	-	12,014	-	-	-	-
Experta ART	-	-	-	11,910	-	-	-
Total	539,749	1,323	259,810	631,016	1,317,176	146	125,467

(1) As from April 2018, Petrolera Entre Lomas S.A is no longer a related party

Year ended December 31, 2017:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	154	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	44,683	93,573	116,186	227,044	577,187	-	107,731
Jointly control entity:
UT	-	-	-	-	-	2,115	-
Associates with significant influence:
Link	-	-	7,486	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	7,460	-	1,700	-	-	-	-
Refinor S.A.	-	-	-	5,350	-	-	-
Petrolera Pampa S.A.	-	-	-	40,344	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	17,801	-	-	-
Pampa Comercializadora S.A.	10,775	-	-	-	-	-	-
Central Piedra Buena S.A.	13,160	-	-	-	-	-	-
Central Térmica Loma La Lata S.A.	-	-	389	-	-	-	-
Experta ART	-	-	-	11,949	-	-	-
Total	76,078	93,573	125,761	302,488	577,187	2,269	107,731

Year ended December 31, 2016:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	244	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	43,034	2,317	354,464	163,345	329,826	-	50,145
Associates with significant influence:
Link	-	-	7,787	-	-	-	-
Other related companies:
Compañía Mega	3,325	176,841	35	-	-	-	-
Braskem	-	42,611	-	4,361	-	-	-
Petroleo Brasileiro	-	546,476	-	-	-	-	-
Petrolera Pampa S.A.	-	-	-	333,944	-	-	-
Oleoductos del Valle S.A.	4,715	-	-	-	-	-	-
Pampa Comercializadora S.A.	7,009	-	-	-	-	-	-
Petrouruguay	722	95	-	-	-	-	-
WEB SA	220	-	-	7,262	-	-	-
Petrolera entre Lomas S.A.	-	-	350	50,356	-	-	-
Central Piedrabuena S.A.	14,162	-	-	-	-	-	-
Experta ART	-	-	-	-	-	-	-
Total	73,187	768,340	362,636	559,268	329,826	244	50,145

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

22.	CONTRACTUAL OBLIGATIONS

As of December 31, 2018, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	Less than one year	1-2 years	3-5 years	More than 5 years
Financial indebtedness (1)	27,120,439	-	1,272,376	3,817,125	2,544,750	19,486,188
Purchase obligations (2)	4,836,612	-	3,396,343	1,440,269	-	-
Financial Leases	2,199,572	56,892	281,995	564,068	564,050	732,567
Total	34,156,623	56,892	4,950,714	5,821,462	3,108,800	20,218,755

(1) Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2) Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2018 (U.S.$ 1.00 = Ps. 37.7). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a.

(a)	Guarantees granted and goods of restricted availability

The Company has not granted any additional guarantees other than those set out in the remaining notes.

23.	ASSOCIATES AND JOINT ARRANGEMENTS

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of U.S.$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 8,679 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
 Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
 (Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of “Expansion of the System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the “Work”).

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The maximum execution period was set in 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of December 31, 2018, works are in progress.

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 25, 2019.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, other than the ones already disclosed and those mentioned below:

Approval of a new stock buyback program

On March 27, 2019, the Board of Directors of the Company approved a third treasury shares repurchase program for a maximum amount of up to Ps. 1,500,000 stated at its original value and for a term of 180 calendar days.

As of the date of issuance of this Financial Statements, the Company held 15,310,025 treasury shares, representing 1.93% of the total common stock.

Annual Ordinary Shareholders’ Meeting

On April 11, 2019, the Annual Ordinary Shareholders’ Meeting approved the: (i) increase in the legal reserve of Ps. 640,132, (ii) the payment of a cash dividend of Ps. 6,942,000 (Ps. 8.89 per share) and (iii) the creation of a new voluntary reserve for Capital Expenditures, Treasury Shares Acquisition and dividend payments Reserve of Ps. 6,354,164. The Board of Directors can release the “Voluntary reserve for future investments, stock buyback and/or cash dividends” to TGS’ shareholders in the form of cash dividend payments up to an amount equal to 80% of the voluntary reserve.

It is noteworthy that the above mentioned decisions made by the 2019 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states accumulated results have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2019 Shareholders’ Meeting, TGS used the inflation rats as of February 28, 2019.

Cash dividend payment

On April 11, 2019, the Board of Directors approved a cash dividend payment of Ps. 240,500 (Ps. 0.31 per share) to be disposed of the capital expenditures, stock buyback and cash dividends reserve.

PAMPA ENERGÍA - SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas". This information includes the Company’s and its subsidiaries’ oil and gas production activities as well as the equity shares in its associates valued by the equity method.

Through the acquisition of Petrobras Argentina, Pampa also acquired interests in mixed companies in Venezuela. However, as of the issuance of these annual report, the Company has not obtained the timely requested authorizations regarding the change in indirect control. Notwithstanding that, the Company has submitted the requested technical, legal and financial information, as well as development plans and financing proposals, to the consideration of CVPSA (Corporación Venezolana de Petróleo S.A.)’s majority shareholder, without obtaining a favorable answer. Furthermore, CVPSA has expressed that, in view of the time elapsed, the Company should begin a new process for the presentation of plans under the guidelines to be provided by the Ministry of People’s Power for Oil of the Bolivarian Republic of Venezuela, which have not been informed to the Company yet. Given these circumstances, the Company has expressed to the Venezuelan Government’s authorities that it is no longer interested in submitting investments and/or financing proposals in mixed companies and that it is willing to negotiate the transfer of its shares to CVPSA. As a result, Pampa is currently unable to obtain accurate information about the mixed companies and, consequently, has not disclosed information on oil and gas activities regarding Venezuela for the year ended December 31, 2018 (See Note 5.3.4 to the consolidated financial statements).

Figures included elsewhere in this supplementary information have been stated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 "Financial reporting in hyperinflationary economies" (See Note 3 and Note 4.3 to the consolidated financial statements).

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2018, 2017 and 2016 (including capitalized and expensed costs incurred in relation to oil and gas assets maintained as held for sale as of December 31,2017 and discontinued operations - See Note 5.2.1 to the consolidated financial statements). The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	12.31.2018	12.31.2017		12.31.2016
	Consolidated companies	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment
	Argentina	Argentina	Venezuela	Argentina	Venezuela
	(in millions of Argentine pesos stated in terms of the measuring unit current as of December 31, 2018)
Acquisition of properties
Proved	-	-	-	19,871	-
Unproved	-	-	-	1,006	-
Total property acquisition	-	-	-	20,877	-
Exploration	326	343	-	266	-
Development	6,916	6,563	276	5,715	4,345
Total costs incurred	7,242	6,906	276	26,858	4,345

Capitalized cost

The following table presents the capitalized costs as of December 31, 2018, 2017 and 2016, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates (including capitalized costs related to oil and gas assets maintained as held for sale as of December 31, 2017 - See Note  5.2.1 to the consolidated financial statements).

	12.31.2018	12.31.2017		12.31.2016
	Consolidated companies	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment
	Argentina	Argentina	Venezuela	Argentina	Venezuela
	(in millions of Argentine pesos stated in terms of the measuring unit current as of December 31, 2018)
Proved properties
Equipment, camps and other facilities	5,273	3,694	-	3,748	-
Mineral interests and wells	30,641	31,232	14,525	31,973	18,280
Other uncompleted projects	4,094	2,587	-	2,790	-
Unproved properties	728	452	-	486	-
Gross capitalized costs	40,736	37,965	14,525	38,997	18,280
Accumulated depreciation	(19,851)	(12,153)	(9,981)	(6,767)	(11,947)
Total net capitalized costs	20,885	25,813	4,544	32,230	6,333

 Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2018, 2017 and 2016 (including results of operations related to oil and gas discontinued operations - See Note 5.2.1 to the consolidated financial statements). Income tax for the years presented was calculated utilizing the statutory tax rates.

	12.31.2018	12.31.2017		12.31.2016
	Consolidated companies	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment
	Argentina	Argentina	Venezuela	Argentina	Venezuela
	(in millions of Argentine pesos stated in terms of the measuring unit current as of December 31, 2018)
Revenue	19,742	26,450	565	15,440	442
Intersegment sales	2,377	707	-	1,514	-
Surplus Gas Injection Compensation	891	4,360	-	4,563	-

Production costs, excluding depreciation
Operating costs and others	(7,664)	(13,932)	(1,578)	(7,583)	(8,673)
Royalties	(3,117)	(3,614)	(134)	(2,050)	(145)
Total production costs	(10,781)	(17,546)	(1,712)	(9,633)	(8,818)
Exploration expenses	(49)	(102)	-	(285)	-
Depreciation, depletion and amortization	(3,472)	(6,152)	(320)	(4,837)	(221)
Results of operations before income tax	8,708	7,717	(1,467)	6,761	(8,597)
Income tax	(2,612)	(2,701)	-	(2,366)	2,759
Results of oil and gas operations	6,096	5,016	(1,467)	4,395	(5,838)

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

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2018 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 83% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’s satisfaction.

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

The closing date of the acquisition of Petrobras Argentina was on July 27, 2016. As a result, the reconciliation of the reserves data of Pampa between December 31, 2015 and December 31, 2016 is not presented on a consolidated basis.

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas (including natural gas estimated to be consumed as fuel in operations) net proved reserves as of December 31, 2018, 2017 and 2016:

	Reserves as of December 31, 2018		Reserves as of December 31, 2017		Reserves as of December 31, 2016
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas

Reserves category	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)

PROVED Developed	9.2	409.8	32.9	446.6	35.4	388.2

PROVED Undeveloped	5.8	282.2	8.7	306.1	11.5	193.9

Total proved reserves (developed and undeveloped)	15.0	692.0	41.6	752.7	46.9	582.1

The following table sets forth the reconciliation of our reserves data between December 31, 2016, December 31, 2017 and December 31, 2018:

	Crude Oil, Condensate and natural gas liquids			Natural Gas
	Consolidated companies	Equity method investment		Consolidated companies	Equity method investment
	Argentina	Venezuela	Total	Argentina	Venezuela	Total
Proved reserves (developed and undeveloped)	(in thousand of barrels)			(in millions of cubic feet)
Reserves as of December 31, 2016 (*)	46,925	-	46,925	582,076	-	582,076
Increase (decrease) attributable to:
Revisions of previous estimates	978	465	1,443	(5,516)	-	(5,516)
Improved recovery	64	-	64	219	-	219
Extension and discoveries	224	-	224	232,477	-	232,477
Purchases of proved reserves in place	585	-	585	46,386	-	46,386
Year's production	(7,146)	(465)	(7,610)	(102,956)	-	(102,956)
Reserves as of December 31, 2017 (*)	41,631	-	41,631	752,686	-	752,686
Increase (decrease) attributable to:
Revisions of previous estimates	1,003	-	1,003	(54,588)	-	(54,588)
Extension and discoveries	1,943	-	1,943	99,950	-	99,950
Purchases of proved reserves in place	81	-	81	65,115	-	65,115
Sales of proved reserves in place	(27,814)	-	(27,814)	(85,125)	-	(85,125)
Year's production	(1,845)	-	(1,845)	(86,073)	-	(86,073)
Reserves as of December 31, 2018 (*)	14,997	-	14,997	691,965	-	691,965

(*) Includes proved developed reserves:
As of December 31, 2016	35,381	-	35,381	388,157	-	388,157
As of December 31, 2017	32,935	-	32,935	446,594	-	446,594
As of December 31, 2018	9,179	-	9,179	409,782	-	409,782

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (excluding natural gas estimated to be consumed as fuel in operations). As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas, such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2018, 2017 and 2016 using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rate in effect in the respective countries in which we have interests, as of the end of the reporting period.

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

	12.31.2018	12.31.2017	12.31.2016
	(in millions of Argentine pesos stated in terms of the measuring unit current as of December 31, 2018)
Future cash inflows	153,180	151,819	158,118
Future production costs	(61,598)	(75,743)	(76,675)
Future development and abandonment costs	(19,165)	(17,695)	(17,474)
Future income tax	(16,787)	(14,852)	(17,782)
Undiscounted future net cash flows	55,630	43,529	46,187
10% annual discount	(22,398)	(16,589)	(14,057)
Standarized measure of discounted future net cash flows	33,232	26,940	32,130

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2018 and 2017:

	12.31.2018	12.31.2017
	Consolidated companies	Consolidated companies	Equity method investment
	Argentina	Argentina	Venezuela	Total
	(in millions of Argentine pesos stated in terms of the measuring unit current as of December 31, 2018)
Standarized measure at the beginning of year	26,940	32,130	-	32,130
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(12,229)	(15,225)	1,038	(14,187)
Net Change in sales prices, net of future production costs	5,983	(5,504)	(1,169)	(6,673)
Changes in future development costs	(8,109)	(6,795)	(281)	(7,076)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	7,996	12,739	-	12,739
Development costs incurred	6,916	6,563	276	6,839
Revisions of quantity estimates	(2,485)	(360)	-	(360)
Purchase of reserves in place	3,693	2,650	-	2,650
Sale of reserves in place	(6,340)	-	-	-
Net change in income tax	1,226	2,687	-	2,687
Accretion of discount	4,042	4,322	-	4,322
Changes in production rates	1,922	(1,221)	-	(1,221)
Other changes	3,677	(5,046)	136	(4,910)
Standarized measure at the end of year	33,232	26,940	-	26,940