Form 20-F
period 2020-12-31
Pampa Energy Inc.
filed 2021-04-30
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

1,451,170,791 outstanding shares of common stock, par value Ps.1.00 per share, excluding 4,330,464 treasury shares.

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

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2020 of Pampa, that has been approved by resolution of the Board of Directors meeting of Pampa held on April 29, 2021. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 10, 2021.

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

The Company adopted the U.S. Dollar as its functional currency commencing on January 1, 2019; therefore, previous comparative figures have been restated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 — “Financial reporting in hyperinflationary economies”, since the Peso was the Company’s functional currency up to that date.

The results and financial position of subsidiaries and associates that have a different functional currency have been translated into the group’s presentation currency and the results from the translation process have been recognized in “Other Comprehensive Income (loss)”. For more information, see Note 4.3 to our Consolidated Financial Statements.

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

1

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-	the availability of financing at reasonable terms to Argentine companies, such as us;
-	uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;
-	changes in the price of hydrocarbons and their derivatives;
-	changes in the price of power and other related services;
-	the volume of crude oil, natural gas and derivatives we produce and sell;
-	our ability to renew certain concessions;
-	the ability to develop and monetize conventional and unconventional reserves;
-	our ability to develop our expansion projects and to win awards for new potential projects;
-	changes to our reserves estimates;
-	further developments regarding our subsidiary

-	Edenor, including our ability to consummate the sale of our controlling interest in Edenor;

-	the treatment of the tariff update according to RTI;
-	the evolution of Edenor’s energy losses and the impact of Edenor’s fines and penalties and uncollectable debt;
-	electricity shortages;
-	the potential disruption or interruption of Edenor’s service;
-	the revocation or amendment of Edenor’s concession by the granting authority;
-	changes in the laws and regulations applicable to the energy sector in Argentina;
-	government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;
-	general economic, social and political conditions in Argentina, and other regions where we, our subsidiaries, associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;
-	more severe restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;
-	competition in the electricity sector, public utility services and related industries;
-	competition in the hydrocarbon sector and related industries;

-	obsolescence of products manufactured in our petrochemical facilities;

-	export limitations to our production;

-	import restrictions on consumables that are key for the maintenance of our assets;

-	the impact of high rates of inflation on our costs;

-	the effect of steep local currency depreciation on our Peso-denominated revenues;

-	changes to our capital expenditure plans;
-	the failure of governmental authorities to approve proposed measures or transactions described in this annual report;
-	deterioration in regional and local business and economic conditions in or affecting Argentina;
-	any potential negative consequences arising in connection with our ongoing or future mergers, acquisitions, divestitures or other corporate reorganizations;
-	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;
-	the effects of the COVID-19 pandemic and any subsequent mandatory regulatory restrictions or containment measures imposed in response thereto; and
-	other risks factors discussed under “Item 3. Risk Factors.”

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

2

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

·	“Adjustment Agreement”: Renegotiation of the Concession, an agreement entered into between Edenor and the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of Edenor’s concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica);
·	“ADR”: American Depositary Receipt;
·	“ADS” or “ADSs”: American Depositary Shares;
·	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
·	“AML in the Capital Market Sector”: Resolution UIF No. 21/2018 and, subsequently amended by Resolutions No. 156/2018, No. 18/2019 and No. 117/2019;
·	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
·	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
·	“ASC”: Accounting Standards Codification;
·	“Authorized Markets”: securities markets in Argentina that require authorization from the CNV to operate.
·	“Banco Nación”: Banco de la Nación Argentina;
·	“BASE”: Buenos Aires Stock Exchange;
·	“BCL”: Business Corporation Law;
·	“BLL”: Bodega Loma La Lata S.A;
·	“Board of Directors”: the board of directors of Pampa Energía S.A.;
·	“BONY”: The Bank of New York Mellon;
·	“BOPS”: Bi-orientated polystyrene;
·	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
·	“CAMMESA”: Wholesale Electric Market Administration Company (Compañía Administradora del Mercado Eléctrico Mayorista Sociedad Anónima);
·	“Caja de Valores”: Caja de Valores S.A.;
·	“CAU”: Charge of Access and Use (Cargo de Acceso y Uso);
·	“CC”: Combined Cycle;
·	“CER”: refers to the Coeficiente de Estabilización de Referencia, a benchmark stabilization coefficient that follows the currency value before pesification upon Executive Order No. 214 dated year 2002;
·	“CFEE”: Federal Council on Electricity (Consejo Federal de la Energía Eléctrica);
·	“CIESA”: Compañía de Inversiones de Energía S.A.;
·	“CITELEC”: Compañía Inversora en Transmisión Eléctrica Citelec S.A.;
·	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
·	“CMM”: Cost Monitoring Mechanism;
·	“CMIEE”: Average Incremental Charge of Surplus Demand (Cargo Medio Incremental de la Demanda Excedente);
·	“CNG”: compressed natural gas;
·	“CNV”: Comisión Nacional de Valores;
·	“Consolidated Financial Statements”: audited consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the notes thereto of Pampa;
·	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
·	“CPB”: Central Piedra Buena S.A. or “Central Térmica Piedra Buena”;
·	“CPD”: Costo Propio de Distribución or Own Distribution Costs;
·	“CPI”: Consumers Prices Index;
·	“CSJN”: Corte Suprema de Justicia de la Nación;
·	“CTB”: CT Barragán S.A. (previously known as Parques Eólicos Argentinos S.A.);
·	“CTEB”: Central Térmica Ensenada de Barragán;
·	“CTIW”: Central Térmica Ingeniero White;
·	“CTG”: Central Térmica Güemes S.A.;
·	“CTGEBA” or “Genelba”: Central Térmica Genelba;
·	“CTLL”: Central Térmica Loma La Lata S.A. or “Central Térmica Loma La Lata”;
3

·	“CTP”: Central Térmica Piquirenda;
·	“CTPP”: Central Térmica Parque Pilar;
·	“CVP”: Corporación Venezolana de Petróleo S.A;
·	“DIGO”: Guaranteed Availability Commitments;
·	“DisTro”: High-Voltage Electric Power Transmission System and/or Main Distribution Electric Power Transmission System;
·	“DOP”: delivery or pay;
·	“Ecuador TLC”: EcuadorTLC S.A.;
·	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
·	“Edesur”: Empresa Distribuidora Sur S.A.;
·	“EMESA”: Empresa Mendocina de Energía Sociedad Anónima;
·	“ENARGAS”: Ente Nacional Regulador del Gas or National Gas Regulatory Entity;
·	“ENRE”: Ente Nacional Regulador de la Electricidad or Electricity Regulatory Entity;
·	“ENOPSA”: Energía Operaciones ENOPSA S.A. (former Petrobras Energía Operaciones Ecuador S.A.);
·	“Energy Plus”: a program under SE Resolution 1,281/2006;
·	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
·	“FO or GO”: Fuel Oil or Gas Oil;
·	“FODER”: Fondo para el Desarrollo de Energía Renovables;
·	“FONINVEMEM”: Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market (Fondo Para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista);

·	“Foundation”: Fundación Pampa Energía S.A;

·	“GaffneyCline”: Gaffney, Cline & Associates;

·	“G&P”: Gas y Petróleo de Neuquén S.A.;

·	“GDP”: Gross Domestic Product;
·	“Greenwind”: Greenwind S.A.;
·	“GT” or “TG”: gas turbine;
·	“GU”: Large Users (Grandes Usuarios);
·	“GUMA”: Major Large Users (Grandes Usuarios Mayores);

·	“GUME”: Minor Large Users (Grandes Usuarios Menores);

·	“GUDI”: Major Distribution Users (Grandes Usuarios del Distribuidor);

·	“HIDISA”: Hidroeléctrica Diamante S.A.;
·	“HINISA”: Hidroeléctrica Los Nihuiles S.A.;
·	“HMRT”: hours with a high thermal demand;
·	“HPPL”: Pichi Picún Leufú Hydroelectric Complex
·	“Hydrocarbons Law”: Law No. 17,319 as amended by Law No. 27,007;
·	“ICSID”: International Centre for Settlement of Investment Disputes;

·	“IEASA”: Integración Energética Argentina S.A. (former Energía Argentina S.A.);

·	“IGJ”: City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia);
·	“INDEC”: National Statistics and Census Institute (Instituto Nacional de Estadística y Censos);
·	“Independent Reserves Engineers Firm”: Gaffney, Cline & Associates;
·	“IPIM”: Wholesale Domestic Price Index (Índice de Precios Internos al por Mayor);
·	“J.P. Morgan”: JPMorgan Chase Bank, N.A;
·	“LNG”: liquefied natural gas;
·	“LPG”: liquefied petroleum gas;
·	“MAT”: Term Market (Mercado a Término);
·	“MAT ER”: Renewable Energy Term Market;
·	“MBTU” : millions of British Thermal Units (BTU);
·	“MDP”: Ministry of Productive Development (former SGE)
·	“ME&M”: Ministry of Energy and Mining;
·	“MLC”: Free Exchange Market (Mercado Libre de Cambios);
·	“National CPI”: a CPI which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces;
4

·	“NYSE”: New York Stock Exchange;

·	“OCP”: Oleoducto de Crudos Pesados Ltd.;

·	“OED”: Agency in Charge of Dispatch (Organismo Encargado del Despacho);

·	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);

·	“Oldeval”: Oleoductos del Valle S.A.;

·	“PACOSA”: Pampa Comercializadora S.A.;
·	“Pampa” or “the Company”: Pampa Energía S.A.;
·	“Pampa Cogeneración”: Pampa Cogeneración S.A.;
·	“PDVSA”: Petróleos de Venezuela S.A.;
·	“PEB”: Pampa Energía Bolivia S.A. (former “PBI” - Petrobras Bolivia Internacional S.A.);
·	“PEMC”: Parque Eólico Mario Cebreiro;
·	“PEN”: National Executive Branch (Poder Ejecutivo Nacional);
·	“PEO”: Petrobras Energía Operaciones S.A.;
·	“Pesos” or “Ps.” or “AR$”: Argentine Pesos;
·	“Petrobras Argentina”: Petrobras Argentina S.A.;
·	“Petrobras”: Petroleo Brasileiro S.A;
·	“Petrolera Pampa”: Petrolera Pampa S.A.;
·	“PHA”: PHA S.A.U.;
·	“PISA”: Pampa Inversiones S.A.;
·	“PIST”: Transportation System Entry Point or natural gas price at the wellhead (Punto de Ingreso al de Sistema de Transporte);
·	“Plan Gas.Ar”: the Plan to Promote Argentine Natural Gas Production;
·	“Polisur”: PBB Polisur S.A;
·	“PPA” or “PPAs”: relevant wholesale electricity supply agreements or power purchase agreements (Contratos de Abastecimiento Mayorista de Electricidad);
·	“PP”: Pampa Participaciones S.A.U.;
·	“PP II”: Pampa Participaciones II S.A.;
·	“PROCELAC”: Procuraduría de Criminalidad Económica y Lavado de Activos;
·	“Public Emergency Law”: Law No. 25,561 – the Public Emergency and Exchange Rate Regime Reform Law;
·	“QHSE”: Quality, Health, Safety and Environment;
·	“Refinor”: Refinería del Norte S.A.;

·	“RENPER”: National Registry of Renewable Source Electric Power Generation Projects (Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable);
·	“Reserves Report”: the year-end reserves report by Gaffney, Cline & Associates;
·	“RTI”: Tariff Structure Review (Revisión Tarifaria Integral);
·	“SACDE”: Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.;
·	“SADI”: the Argentine Electricity Interconnected Grid (Sistema Argentino de Interconexión);
·	“SBR”: styrene butadiene rubber;
·	“SE”: Secretariat of Energy (Secretaría de Energía);
·	“SEC”: Security and Exchange Commission;
·	“Securities Act”: U.S. Securities Act of 1933, as amended;
·	“SEE”: Subsecretariat of Electric Energy, former Secretariat of Electric Energy (Subsecretaría de Energía Eléctrica);
5

·	“SGE”: Former Government Secretariat of Energy (former Ministry of Energy (former ME&M)) (Ex Secretaría de Gobierno de Energía (ex Ministry of Energy (former ME&M));
·	“SHC”: Undersecretary of Hydrocarbons and Fuels (Subsecretaría de Recursos Hidrocarburíferos (ex Secretaría de Recursos Hidrocarburíferos);
·	“Social Solidarity and Productive Reactivation Law”: Law No. 27,541;
·	“SRRYME”: Secretary of Renewable Resources and Electricity Market (Secretaría de Recursos Renovables y Mercado Eléctrico);
·	“SSERyEE”: Undersecretary of Renewable Energy and Energy Efficiency (Subsecretaría de Energías Renovables y Eficiencia Energética de la Nación);
·	“ST”: steam turbine;
·	“TGS”: Transportadora de Gas del Sur S.A.;
·	“TJSM”: Termoeléctrica José de San Martín S.A.;
·	“TMB”: Termoeléctrica Manuel Belgrano S.A.;
·	“TOP”: take or pay;
·	“Transba”: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.;
·	“Transelec”: Transelec Argentina S.A.;
·	“Transener”: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.;
·	“UIF”: Financial Information Unit (Unidad de Información Financiera);
·	“UNIREN”: Public Utility Contract Renegotiation and Analysis Unit (Unidad de Renegociación de Contratos de Servicios Públicos);
·	“U.S.”: United Stated of America;
·	“US$ and/ or U.S. Dollars”: U.S. currency;
·	“UTEs”: joint operations (Unión Transitoria);
·	“VAD”: Distribution Added Value (Valor Agregado de Distribución);
·	“VAT”: Value Added Tax;
·	“WEM”: Wholesale Electricity Market;
·	“WEM Large Users”: WEM users with a capacity higher than 300 KW;
·	“YPF”: YPF S.A.
6

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2016	16.030	13.200	14.782	15.890
2017	19.200	15.190	16.572	18.649
2018	41.250	18.410	28.093	37.700
2019	60.400	36.900	48.234	59.890
2020	84.150	59.815	70.599	84.150

Month
November 2020	81.310	78.690	79.941	81.310
December 2020	84.150	81.430	82.638	84.150
January 2021	87.330	84.700	85.976	87.330
February 2021	89.820	87.600	88.674	89.820
March 2021	92.000	90.090	91.066	92.000
April 2021(3)	93.500	92.240	92.827	93.500

Source: Banco Nación

(1)	Represents the average of exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the average of the lowest and highest daily rates from April 1 through April 29, 2021.

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

7

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

·	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results
·	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition
·	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, operational results and financial condition
·	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities
·	If the high levels of inflation continue, the Argentine economy and our operational results could be adversely affected
·	Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our operational results
·	The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company
·	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects
·	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and operational results
·	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products
·	Argentine public expenditure may generate negative consequences for the Argentine economy
·	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities
·	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
·	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our common shares
·	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening to adopt, among others, measures in connection with tariffs on public services
·	Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations

Risks Relating to our Company

·	We operate a material portion of our business pursuant to public concessions granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business
·	We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business
·	In the event of an accident or other event not covered by our insurance policies, we could face significant losses that could result in a material adverse effect on our business and operational results
·	We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations
·	Our performance is largely dependent on recruiting and retaining key personnel
·	If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition, could be materially adversely affected
·	We and our affiliates are involved in various legal proceedings which could result in unfavorable rulings against us
·	Downgrades in our credit ratings could have negative effects on our funding costs and business operations
·	Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows
·	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs
·	CAMMESA could alter and delay payments to power generators and fuel producers
·	Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events
·	Covenants in our indebtedness could adversely restrict our financial and operating flexibility
·	Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance
·	We and our subsidiaries continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness

Risks Relating to Our Generation Business

·	There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business
8

·	If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions
·	Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators
·	We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which would have a material adverse effect on our financial condition and operational results
·	New measures encouraging renewable energy generation projects may affect our generation sales
·	Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our operational results
·	Penalties may be applied under our energy supply agreements with CAMMESA or for not having a concession for the use of seawater for the refrigeration of our generation units, which may adversely affect the revenues derived from such contracts or from our generation units
·	A breach to our energy supply agreements with CAMMESA may, ultimately, cause the termination of such agreements, which could adversely affect our operational results
·	Revenues from Greenwind, PEPE II and PEPE III depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users
·	Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could in turn affect our operational results
·	Operational difficulties could limit our ability to generate electricity, which could adversely affect our operational results
·	We may no longer own a controlling interest in HINISA, if the Province of Mendoza sells its participation in HINISA
·	We could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses
·	Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program
·	Events that affected PEPE II and PEPE III operations may not be effectively resolved or similar events may occur in our energy projects
·	The national antitrust authorities could decide not to approve the acquisition of the CTEB
·	If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, our results of operations and financial condition could be materially adversely affected

Risks Relating to our Oil and Gas Business

·	Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework
·	Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked
·	Oil and gas reserves in Argentina are likely to decline
·	Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition
·	Export duties and import regulations on our products negatively affected the profitability of our operations
·	Oil and gas prices and sale conditions could affect our level of capital expenditures
·	Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results
·	We may not be the operating partner in all of the joint arrangements (joint operations for accounting purposes) in which we participate, and actions undertaken by the operators in such joint arrangements could have a material adverse effect on the success of these operations
·	We conduct most of the operations through joint arrangements (joint operations for accounting purposes), and our failure to resolve any material disagreements with our partners or to continue such joint arrangements could have a material adverse effect on the success of such operations
·	Our failure to comply with our commitments to make certain investments could negatively affect our operational results
·	Oil and gas activities are subject to significant economic, environmental and operational risks
·	The Argentine Government could alter and delay payments to natural gas producers under key government programs
·	Unless we replace our oil and gas reserves, such reserves and production will deplete over time
·	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate
·	We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves
·	We may incur significant costs and liabilities related to environmental, health and safety matters
·	Limitations on local pricing in Argentina may adversely affect our operational results
·	Our activities may be adversely affected by events in other countries in which we do business

Risks Relating to our Shares and ADSs

·	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs
·	ADS holders’ ability to receive cash dividends may be limited
·	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions
·	Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings
·	Our shareholders may be subject to liability for certain votes of their securities
·	Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs
9

·	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and operational results, which is likely to be more severe on an emerging market economy, such as Argentina (See “—Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.” below). This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

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

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. Dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors. Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

Furthermore, the coronavirus has caused significant social and market disruption during 2020 and is also expected to have an adverse impact in Argentina’s economy during 2021 (See “—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.” below). There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions to events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and common shares.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, operational results and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions: (i) according to the recent data published by the INDEC in 2021, for the year ended December 31, 2020, Argentina’s real GDP decreased by 9.9% compared to the year ended December 31, 2019; (ii) continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth; (iii) inflation remains high and may continue at those levels in the future; (iv) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (v) protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy; (vi) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vii) unemployment and informal employment remain high; and (viii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and operational results or cause the market value of our ADSs and our common shares to decline. Moreover, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic.

Additionally, the Argentine Peso has been subject to significant devaluation against the U.S. Dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which have also shown significant fluctuations in recent years. As of March 31, 2021, the international reserves of the BCRA totaled US$ 39,593 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 40.5% against the U.S. Dollar during the year ended December 31, 2020 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2020, 2019 and 2018, respectively).

In 2019, as a result of the economic instability and uncertainty, the depreciation of the Argentine Peso and rising inflation rates, the former Argentine administration and the BCRA adopted a series of measures reinstating foreign exchange controls. Following the change in government, the new administration extended the validity of such measures and established further restrictions by means of the enacted Social Solidarity and Productive Reactivation Law, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has been practically stable since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. For more information, please see “Item 10. Additional Information – Exchange Controls”.

The success of these measures or other measures that the BCRA may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

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

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. The Argentine Government may promulgate numerous, far-reaching regulations affecting the economy and energy companies in particular. In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our ADSs, our business, financial condition and/or operational results, and will be successful to correct the energy production sector in Argentina.

If the high levels of inflation continue, the Argentine economy and our operational results could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. According to data published by the INDEC, CPI rates for: July, August, September, October, November and December 2020 were 1.9%, 2.7%, 2.8%, 3.8%, 3.2%, 4.0%, respectively, and for January, February and March 2021 were 4.0%, 3.6%, 4.8%, respectively. For more information, please see “—The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company” below. The National CPI variation was 36.1% in 2020 and 53.8% in 2019. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the CER, a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine Government to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our operational results, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our operational results and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and operational results.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our operational results

The Argentine Peso suffered important fluctuations during the last four years: it depreciated by more than 102.2% as compared to the U.S. dollar in 2018, and approximately 58.9% in 2019, and 40.5% in 2020. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Argentine Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our businesses, our operational results and the market value of our ADSs, including as measured in U.S. Dollars.

On September 1, 2019, certain exchange controls and restrictions were reinstated in order to control the volatility in the currency exchange rate. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our common shares. For more information, please see “Item 10. Additional Information – Exchange Controls”.

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

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014 the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2020 was 36.1%.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, operational results, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, on August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately US$65 billion owed to several bondholders.

As of the date of this annual report, the Argentine Government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement (“SBA”), originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine Government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and operational results

In the recent past, the Argentine Government directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movement or other measures in response to an eventual capital flight or a significant depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government’s public finances, as has occurred in the past, generating an adverse effect in the Argentine economic activity and, in consequence, adversely affect our business and operational results and cause the market value of our ADSs and our common shares to decline. For more information, please see “Item 10. Additional Information – Exchange Controls”.

Moreover, we cannot guarantee that the measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, exchange controls, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or an important devaluation of the Peso will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our operational results or cause the market value of our ADSs and our common shares to decline.

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products

There are certain restrictions in Argentina that affect corporations’ ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such case, the possibility of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “cash with liquidation”), which increased during 2020, was a gap of approximately 67% as of December 31, 2020. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, or affect in other ways our business and our operational results, or cause the market value of our ADSs and our common shares to decline.

Exchange controls in an economic environment in which the access to local capital markets is restricted may cause an adverse effect in our activities, mainly in our ability to make payments of principal and/or interest of our notes in foreign currency. For more information, please see “Item 10. Additional Information – Exchange Controls”.

Argentine public expenditure may generate negative consequences for the Argentine economy

Public expenditure has significantly increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its high public expenditure, including, among others, using the resources of the Central Bank and the ANSES to fund its financial needs, and implementing an expansionary monetary policy that increased inflation levels. Primary deficit may increase in the future if public expenditure continues to increase faster than the Argentine Government’s revenues. A greater fiscal deficit may generate further complications for the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more Argentine corporations’ access to those markets.

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the result of our operations.

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

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector, and therefore in the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 66 of 180 in the Transparency International’s 2019 Corruption Perceptions Index and 119 of 190 in the World Bank’s Doing Business 2019 report.

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the “Notebooks Investigation”) which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved in the Notebooks Investigation may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, as the criminal cases against the companies involved in the Notebooks Investigation move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations. Consequently, the number of suppliers available for our operations may be reduced which could in turn have an adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and submitting a bill for the issuance of a new public ethic law, among others. The government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

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

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our common shares

Argentina’s long-term debt denominated in foreign currency is currently rated as “Ca” by Moody’s, as “CCC+” by S&P and “CCC” by Fitch. On September 28, 2020, risk rating agencies decided to raise Argentina’s long-term sovereign credit rating, as a result of the closing of the debt renegotiation with private creditors and the initiation of the negotiation with the IMF for a new agreement.

We cannot guarantee that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect both on the rating and the market price of our ADS and our common shares.

The Argentine Government has intervened in the electricity sector in the past, and may continue intervening to adopt, among others, measures in connection with tariffs on public services

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in this sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

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

Over the years, the Argentine Government adopted several measures in connection with tariffs on public services. Currently, the Argentine Government implied a radical change in governmental policies. One of the first measures of the current administration was to enact the Social Solidarity and Productive Reactivation Law, which, among other measures, established a 180-day freeze in energy and natural gas tariffs and the relaunching of RTIs (this period has been extended by Decree No. 543/2020 and Decree No. 1020/2020 until the RTI process concludes or the transitional tariff increase is put into effect). The Law also enabled the President to intervene in the activities of the regulatory authorities (ENRE and ENARGAS), which occurred in March 2020 by Decrees No. 277/2020 and 278/2020. Moreover, Resolution SE 31/2020 modified the power generation segment’s remuneration scheme and established prices denominated in Argentine Pesos (formerly denominated in U.S. Dollars) and reduced such prices in different proportions according to the technology employed. For more information, please See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. The virus rapidly spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina, causing traffic consequences for many people. Global efforts to stop the virus are also having major economic consequences.

The Executive Branch of the Argentine Government issued Decree No. 260/2020 on March 12, 2020, which declared a public health emergency for a period of one year (currently extended until December 31, 2021) and established a mandatory quarantine, which was extended several times, affecting our ongoing expansion projects, which were later included as an essential activity. For more information, please see “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the COVID-19 Outbreak” and “Impact of the COVID-19 outbreak on our Operations”.

To date, the outbreak of the coronavirus has caused significant social and market disruption. The long-term effects on the global economy, Argentine economy and the Company of the coronavirus pandemic, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety, collapse in the demand for our products and reduced sales in the impacted geographic locations. Furthermore, the crisis caused by COVID-19 has resulted in a decrease in the demand for crude oil, mainly in the second and third quarters of 2020, since industrial and domestic activity has slowed down in many countries due to control measures. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, may have a material and adverse effect on our business operations, financial condition or operational results.

We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve in Argentina, nor anticipate what additional restrictions the Argentine Government may impose. However, we expect COVID-19 to continue to have a significant adverse effect on the world economy, which will in turn negatively affect Argentina’s economy.

The Company is currently considering available alternatives to mitigate the effects this outbreak may have on its operations and ongoing projects, as well as with regards to measures adopted by the Argentine Government, which so far have resulted in a slowdown in economic activity that has further adversely affected economic growth in Argentina in 2020 and possibly will continue to affect economic growth in 2021, to a degree that we cannot quantify as of the date of this annual report. For more information on the measures adopted by the Argentine Government. For more information, please see “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the COVID-19 Outbreak” and “Impact of the COVID-19 outbreak on our Operations”.

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

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business

The sectors in which we operate are generally unionized across the country. As of December 31, 2020, 46.01% of our workforce was represented by unions under collective bargaining agreements. Although our relations with trade unions have been historically stable, we cannot assure that we or our operating subsidiaries will not experience work stoppages or disruptions in the future, which could have material adverse effects on our business and revenues. A primary reason for this is that our collective bargaining agreements are negotiated on an annual basis. As such, we are unable to guarantee the continuity of current terms and conditions in subsequent collective bargaining agreements, nor that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or are subject to strikes or work stoppages, our operations, financial condition and the market value of our shares and ADSs could be materially affected in an adverse way.

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

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected

Our revenues are mainly collected in Argentine Pesos. We are exposed to an exchange rate risk of Peso-denominated trade receivables related to power generation segment’s remuneration scheme established by Resolution SE 31/2020. Additionally, we are exposed to an exchange rate risk of U.S. Dollars-denominated contracts with gas distributors for the sale of natural gas, since the exchange rate agreed in those contracts is the one fixed by the ENARGAS for the seasonal period corresponding to the delivery of the invoiced gas. Furthermore, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine Peso, may have a material adverse effect on our financial condition and results of operations.

We and our affiliates are involved in various legal proceedings which could result in unfavorable rulings against us

We and our affiliates are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert our management’s time and attention and our financial resources. See “Item 8. Legal Proceedings”.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business related systems, such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc.(“DCS”). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our business, we have increasingly connected equipment and systems to the internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, fraud, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could experience disruption of our business operations, fraud, property damage and stolen customer information; substantial loss of revenues, response costs and other financial loss; and increased regulation, litigation and damage to our reputation.

In 2020, in response to the COVID-19 lockdown, we implemented several measures to guarantee the continuity of operations and communication, minimizing the limitations of remote working and making our processes more efficient. Additionally, we continued with development of the 2019 plan and given the increase of cyberattacks during the lockdown, the cybersecurity strategy was reinforced and redesigned. In this sense, corporate networks’ access management was strengthened, remote monitoring mechanisms were implemented, and possible impacts and recovery plans for cyberattacks were assessed. Also, work continued to raise all employees’ awareness of cybersecurity risks, focusing on the new remote working modality for the positions allowing it. In addition, during 2020 we implemented the following measures: (i) we executed the multi-year mitigation plan in order to position and maintain our cybersecurity on par with the best practices of the world-class industry; (ii) a cybersecurity monitoring service (SOC) was implemented for both administrative and control environments in order to visualize security events caused by devices or productive services, and thus be able to guarantee that possible security incidents are correctly identified, analyzed, investigated and reported; and (iii) the use of multi-factor authentication was implemented for all users to protect access to data and email accounts.

During 2020, we were the target of different fraud attempts but due to implemented infrastructure, user awareness, and the work of the information security team, no attack attempt achieved its objective. Therefore, it is not possible to ensure that we will not incur losses related to such attacks in the future. Our risk and exposure to these matters cannot be fully calculated or mitigated due, among other things, to the evolution and nature of these threats.

As part of the mitigation plan, new specialized management functions created a team composed of members from the information security area to carry out the multi-year mitigation plan. At the same time, work began on the acquisition of a new cybersecurity event monitoring system to improve our ability to monitor, detect and act against cybersecurity threats to our networks, IT infrastructure and control systems. Additionally, an annual cybersecurity training plan was carried out for all of our personnel, aiming to deepen awareness and learning about the risks, threats and good practices of information security. In this framework, we carried out simulations of targeted phishing and pretesting attacks, which allowed determining the degree of user compression on critical issues related to cybersecurity. Furthermore, specific industrial cybersecurity workshops were scheduled for the critical infrastructure areas of our assets.

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

CAMMESA could alter and delay payments to power generators and fuel producers

Electricity generators receive, through CAMMESA, payments corresponding to the power availability and the energy effectively supplied to the spot market and under the contracts with CAMMESA. There is a deficit between the inflows from electricity distribution companies and large users and outflows payable to generation and fossil fuel production companies. The Argentine Government has covered such deficit through non-reimbursable contributions from the treasury to CAMMESA. If these treasury contributions are shown not to be enough to cover all of the generators and fuel producers’ claims against CAMMESA, CAMMESA’s payable account would grow over time.

We cannot assure you that the portion of the generation costs not covered by retail distributors’ end-user will not increase in the future or that CAMMESA will be able to pay the generators and fuel producers for its debts. In fact, due to the isolation imposed due to COVID-19, distributors’ and Large Users’ payments have significantly decreased, increasing the share that would have to be covered by the Argentine Government to maintain CAMMESA’s payment rate. In that context, distribution tariffs were not adjusted since 2019 and distributors’ debt with CAMMESA has therefore significantly increased. In order to solve such situation, Law No. 27,591 and Resolution No. 40/2020 defined a scheme according to which the Argentine Government will cover up to 66% of the distributors’ debt to CAMMESA (if the distributor has no debt or it is “reasonable”, then credits will be recognized). The generators and fuel producers’ inability to collect their receivables from CAMMESA could have a material adverse effect on their income, working capital funding and, consequently, on their operational results and financial and liquidity condition. For more information, please see (“—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”) and “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the COVID-19 Outbreak”, “Impact of the COVID-19 outbreak on our Operations and “The Argentine Energy Sector—Electricity Regulatory Framework”.

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

We and our subsidiaries continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness

Some of the investment projects of us and our subsidiaries could be guaranteed by Pampa Energía, incurring additional guaranteed debt. Therefore, if we declare bankruptcy or are liquidated, the guaranteed lenders will have priority over the claims for payment of our notes to the extent of the assets that constitute their guarantee.

If assets remain after the payment of the guaranteed lenders, those assets could be insufficient to satisfy the credits of the holders of our corporate bonds and other unsecured debt, as well as the credits of other general creditors who will be entitled to participate pro rata with the holders of our corporate bonds.

Risks Relating to Our Businesses

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. Consequently, our dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated operational results and financial condition and the market value of our shares and ADSs. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators

Certain regulations, particularly those related to the environment (e.g. emissions) and public safety (e.g. public roads and railway crossings), may vary from time to time which may require adjustment and work on our power plants. We cannot assure that these kind of measures or any future measure will not lead to us record lower revenues and operational results as a result of the new investments.

Additionally, pursuant to Note No. 5,129/13, the former SE instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. On the other hand, the new dispatch scheme established as a consequence of Plan Gas.Ar may also affect the dispatch and variable income of our power plants. This new dispatch scheme divides the dispatch of thermal generators in five categories according to the source of the natural gas supply and modifies the previous cost-based dispatch. Consequently, our power plants dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. Such modifications or any other modifications under the emergency established by Decree No. 134/15 or any other measures may result in a lower dispatch of our generators, and our generation business may record lower operating profits than we anticipate and, in turn, such modifications could adversely affect our operational results and financial conditions. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which would have a material adverse effect on our financial condition and operational results

Electricity generators, including ourselves and our subsidiaries, are paid by CAMMESA for their energy and capacity sold on the spot market, which collects revenue from other WEM agents. As of the date of this annual report, the SE has not instructed CAMMESA to pay the generators the amounts collected from WEM agents on account of interest from delayed payments to CAMMESA. Additionally, the stabilization fund created by the SE to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit. This difference was due to the intervention of the Argentine Government and the measures adopted pursuant to the Public Emergency Law. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. As described above, distribution tariffs were not adjusted since 2019 and distributors’ debt with CAMMESA has therefore significantly increased. In order to solve such situation, Law No. 27,591 and Resolution No. 40/2020 defined a scheme according to which the Argentine Government will cover up to 66% of the distributors’ debt to CAMMESA (if the distributor has no debt or it is “reasonable”, then credits will be recognized).

We cannot provide any assurance that the abovementioned measures aimed at reducing the debt of distributors and large users will have a positive effect on CAMMESA’s payments or that any new measures will be implemented, that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds of the National Treasury to cover any differences or that CAMMESA will be able to pay generators, both with respect to energy and capacity sold in the spot market. In fact, since November 2019, payments from CAMMESA, which should be settled within 42 days from the end of the month, have been delayed and have been settled within approximately 80 days instead (except for RenovAr agreements which are paid in a timely manner and have FODER’s guarantee). Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (except for Energy Plus Program and MATER), the revenues of electricity generators will depend on the payments received from CAMMESA. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. Moreover, no electricity exports are allowed to private generators, while CAMMESA does export electricity to countries such as Brazil (under certain bilateral agreements), dispatching Argentine private generators.

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

New measures encouraging renewable energy generation projects may affect our generation sales

Law No. 27,191 was enacted on October 15, 2015, determining, among other things, that by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute required wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8% by December 31, 2017. The percentage of domestic energy demand required to be covered by renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects. As of December 31, 2020, 10% of the domestic energy demand was covered by renewable sources of energy.

Additionally, under Resolution 281/2017 the ME&M regulated the contracts for energy of renewable sources among WEM agents. Such resolution allows Major Large Users (as defined below) to purchase their total energy demand from a generator of renewable sources that made an investment in generation (see “Item 4. Our Generation Business—Renewable Energy”). However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generation sales, particularly sales under the Energy Plus regime, which, in turn, could adversely affect our operational results and financial condition.

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

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced or if CAMMESA does not provide gas to our generation facilities (given the recent measures that returned to a centralized natural gas supply by CAMMESA), our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, WEM supply agreements under SEE Resolution No. 21/16 and SEE Resolution 287/17 also require that the generator covers its fuel supply. Although our generators have recently agreed to assign their natural gas supply to cover such obligations to CAMMESA, such assignment might terminate and, consequently, if we cannot guarantee our fuel supply, penalties under such supply agreements may apply, which, together with a lower production of the relevant generation units, could adversely affect our operational results. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Penalties may be applied under our energy supply agreements with CAMMESA or for not having a concession for the use of seawater for the refrigeration of our generation units, which may adversely affect the revenues derived from such contracts or from our generation units

We have executed several energy supply agreements with CAMMESA in which a breach of our commitments allows CAMMESA to apply penalties to us that may adversely affect the revenues derived from such contracts, such as: (i) a breach of the availability commitments set forth in our WEM supply agreements under SE Resolution No. 220/2007, SEE Resolution No. 21/2016 and SEE Resolution 287/17 allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results.; (ii) a breach of the energy delivery commitments set forth in Greenwind’s PPA allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, which in turn may adversely affect our results; and (iii) a breach of PEPE IV obligations to enter into commercial operations by the committed date in the process for obtaining the priority dispatch as established in Resolution ME&M No. 281-E/17 may result in the enforcement of the performance guarantees granted in connection with these projects. On November 2019, CAMMESA initiated the enforcement procedure. However, the parties have reached an agreement to suspend such procedure until January 31, 2021. Despite the expiration of the extension it is estimated that it will be re-extended once CAMMESA receives the corresponding instruction from the SE.See “Item 4. Our Generation Business—Renewable Energy”.

 Additionally, in CPB we use seawater to refrigerate the generation units. According to applicable provincial law, such activity requires a concession to be granted by the provincial government. We consulted the regulatory authorities who informed us that, according to their files, no such concession has been granted to us. The penalties for such infringement may vary from the application of a maximum Ps.50,000 fine to the closing of the plant. While we consider that the likelihood of any such penalties being imposed is low, we cannot assure you that the operation of CPB would not be affected if such penalties were to be imposed.

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

Revenues from Greenwind, PEPE II and PEPE III depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users

Greenwind, PEPE II and PEPE III’s energy generation depends on the prevailing meteorological conditions. Meteorological conditions that result in lower winds could lead to a breach of our sales commitments with CAMMESA (in the case of Greenwind) and WEM Large Users (PEPE II and PEPE III). Such breach could lead, in turn, to the application of penalties in favor of our clients (such penalties differ based on the type of contract executed with each PEPE II and PEPE III client).

Moreover, PEPE II and PEPE III depend on their ability to have their estimated energy generation fully contracted with WEM Large Users and for each project to maintain its priority dispatch. If a project loses its priority dispatch, its ability to contract its energy generation could be impaired. Moreover, if the energy generation is not contracted with WEM Large Users, then such energy will be remunerated according to SE Resolution 31/20 which establishes lower prices. The ability to contract the projects’ energy generation may also be impaired by regulatory measures taken by CAMMESA or the relevant authorities. For example, measures that affect WEM Large Users to exit the “Group Purchase Mechanism” (Mecanismo de Compra Conjunta), a mechanism by means of which WEM Large Users may comply with their statutory obligations to purchase renewable energy from CAMMESA, would result in lower demand for renewable energy from MATER projects and, therefore, potentially affect our operational results.

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

We currently consolidate the operational results of HINISA. If we lose our controlling interest in HINISA, it may have a significant adverse effect on the value of our investment in HINISA and on our consolidated operational results and the market value of the Company. In addition, we have no control over the timing of the Province of Mendoza’s proposed sale or the price at which we would be required to sell our 20% of HINISA’s shares. As a result, these shares may be sold at a time and price per share that are adverse to our interests and the return on our investment in HINISA.

We could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses

At the time of CPB’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to CPB the real property on which the plant was built and to create administrative easements in our favor over the third-party lands through which a gas pipeline and an electricity transmission line run. Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it had not transferred all of the real property with clear and marketable title to us. In addition, the Province of Buenos Aires has not created the administrative easements for CPB’s gas pipeline or the electricity transmission line. In July 2008, we sued the Province of Buenos Aires seeking the creation of the administrative easements in our favor. We have received several complaint letters from third parties seeking compensation for the use of this land. If the Province does not complete the expropriation process or the administrative easement process, we may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our consolidated financial statements. If we were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated operational results and cause the market value of our ADSs to decline.

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

The guarantees granted by the Company to its affiliates could be enforced, which could have an adverse effect on results of our operations

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

Events that affected PEPE II and PEPE III operations may not be effectively resolved or similar events may occur in our energy projects

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

We may face competition in the electricity sector and related industries

Numerous strong and capable participants characterize the power generation markets in which we operate, many of which may have extensive and diversified developmental or operating experience and financial resources similar to or significantly greater than ours. An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials and existing assets and, therefore, adversely affect our results of operations and financial condition. We compete with other generation companies for the megawatt of capacity that is allocated through public auction processes. For more information, please see “Item 4. Our Generation Business”.

We and our competitors are connected to the same electrical grid that has limited capacity for transportation, which, under certain circumstances, may reach its capacity limits. Therefore, new generators may connect, or existing generators may increase, their outputs and dispatch more electric power to the same grid that would prevent us from delivering our energy to our customers. In addition, the Argentine Government might not make the necessary investments to increase the system’s capacity. If there is an increase in energy output, it would allow us and existing and new generators to dispatch our energy to the grid and our customers efficiently. As a result, an increase in competition could affect our ability to deliver our product to our customers, which would adversely affect our business, results of operations and financial condition.

Risks arise for our business from technological changes in the energy market

The energy market is subject to far-reaching technological change, both on the generation and demand sides. With respect to energy generation, examples include the development of energy storage devices (battery storage in the megawatt range) or facilities for the temporary storage of power through conversion to gas (so-called “power-to-gas-technology”), the increase in energy supply due to new technological applications such as fracking or the digitalization of generation and distribution networks. New technologies to increase energy efficiency and improve heat insulation, for the direct generation of power at the consumer level, or that will enhance refeeding (for example, by using power storage for renewable generation) may, on the demand side, lead to structural market changes in favor of energy sources with low or zero carbon dioxide emissions or in favor of decentralized power generation, (for instance, via small-scale power plants within or close to residential areas or industrial facilities).

 If our business cannot react to changes caused by new technological developments and the associated changes in market structure, these changes may have an adverse effect on our operational results.

The national antitrust authorities could decide not to approve the acquisition of the CTEB

On May 29, 2019, the Company, after having made a joint offer, received a notification from IEASA, in which Pampa, through its subsidiary, Pacogen, and YPF, were awarded the National and International Public Bid No. CTEB 02/2019, which was launched through Resolution No. 160/19 of the Secretary of Government of Energy, regarding the sale and transfer by IEASA of the goodwill of the CTEB (the “CTB Transaction”), for which closing was on June 26, 2019. As of the date of this annual report, the CTB Transaction has not been approved by the national antitrust authorities. In the event that the CTB Transaction is not approved, the business, the financial situation and the results of the operations of the Company could be substantially and adversely affected, and the Company could even be forced to reverse and unwind the CTB Transaction and undo all its effects.

If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, our results of operations and financial condition could be materially adversely affected

We have executed several energy supply agreements with CAMMESA under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and Renovar Programs. In 2021, two of these energy supply agreements with CAMMESA will expire: (i) the 10-year term contract for CTP expires in July 2021; and (ii) the 10-year term contract for Central Térmica Loma La Lata (210 MW) expires in November 2021. Consequently, energy not committed under sales contracts with CAMMESA will be remunerated at the Spot market, currently, under SE Resolution No. 31/20. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

We cannot assure you that we will be in a position to renew our PPAs or execute new PPAs, or that such PPAs will not be unilaterally modified or resolved or that certain other regulations or measures that may be adopted by the Argentine Government in connection with the electricity regulatory framework will not have a material adverse effect on our business, operational results and financial condition.

Risks Relating to our Oil and Gas Business

Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted from time to time a number of measures concerning the repatriation of funds obtained from oil and gas exportation and charges applicable to the production of liquid gas, which has affected the oil and gas business. Beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and our result of operations and financial condition.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

The “Hydrocarbons Law” (as amended by Law No. 27,007) provides for oil and gas concessions to remain in effect for 25, 30 or 35 years, depending on the concession, as from the date of their award, and further provides for the concession term to be extended for periods of ten additional years, subject to terms and conditions approved by the grantor at the time of the extension. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

We cannot assure you that our concessions will be extended in the future as a result of the review by the relevant authorities of the investment plans submitted for such purposes, or that additional requirements to obtain such concessions or permits will not be imposed.

Hydrocarbon activities (including exploitation, industrialization, transportation and commercialization) in the territory of Argentina are deemed of “national public interest.” We cannot assure you that any measures that may be adopted by the Argentine Government to secure Argentina’s self-sufficiency in oil and gas supply will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our operational results and the market value of our shares and ADSs.

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition

A significant amount of our revenue is derived from crude oil, oil products and natural gas sales. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; storage capacity and global and local conflicts or acts of terrorism. We have no control over these factors. Although crude oil prices had maintained an increasing trend in recent years, at the beginning of 2020 the conflict between Saudi Arabia and Russia, which was magnified with the effects of the global crisis caused by the COVID-19, resulted in a collapse of crude oil prices. For more information, please see “—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations” and “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the COVID-19 Outbreak” and “Impact of the COVID-19 outbreak on our Operations”.

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

Export duties and import regulations on our products negatively affected the profitability of our operations

On August 22, 2018 the Argentine Government issued a new Natural Gas Exportation Procedure regulating the process to obtain the authorizations needed to export natural gas. Afterwards, on September 4, 2018, the Argentine Government published Decree No. 793/2018 which imposed an exportation duty on several goods including natural gas until December 31, 2020. The exports duty consists of a Ps. 4 tax on every US$1.00 worth of exports, with a maximum tax rate of 12% on the value of exports. Thereafter, the Social Solidarity and Productive Reactivation Law modified the prior exportation duties for hydrocarbons that are commercialized in the external market. Additionally, since the effective date of the PEN Executive Order No. 488/20 (Barril Criollo), exports of oil, natural gas and liquefied gas have been exempt from export duties as long as the price of Brent published by the Energy Secretariat at the close of each month was equal to or lower than US$45/bbl. However, the export duty rate was subject to a gradual increase up to 8% as the reference price rose, which rate was to be applied if the price was equal to or higher than US$60/bbl. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

In the context of the coronavirus pandemic crisis, Russia broke the agreement it had with Saudi Arabia in a dispute over oil production and, in response, Saudi Arabia lowered the price of oil to less than US$30 per barrel, levels that have not been seen for 16 years. Moreover, the United States oil prices traded below zero for the first time ever, and producers and traders were essentially paying other market participants to take their oil. For more information, please see “—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations” and “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the COVID-19 Outbreak” and “Impact of the COVID-19 outbreak on our Operations”.

Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from the prices of these commodities in the international markets, and materially affected the competitiveness and operational results of those companies. Currently, since the effective date of Plan Gas.Ar, the awarded bidders will be entitled to preferential rights to export on a firm basis up to a total volume of 11,000,000 m3 per day solely during the non-winter season, which can be exercised both to export natural gas through pipelines and to liquefy the gas locally and then export it as LNG. Firm permits can be obtained for 4 MM m3/d in the Neuquen basin and for 2 MM/d m3 in the Austral basin (with priorities being set according to the position held in the price competition under Plan Gas.Ar).For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

The Argentine Government measures in connection with export-import restrictions may significantly and adversely affect our profitability and prevent us from capturing, in the event that international prices so reflect it, the upside of export prices, and may negatively affect the total volume of refined products sold in the domestic market due to the need to regulate processed crude oil volumes in accordance with our storage capacity, adversely affecting our financial condition and operational results.

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

Our failure to comply with our commitments to make certain investments could negatively affect our operational results

We have commitments to make certain investments, such as, among others, under investment agreements. Failure to comply with such commitments in a timely manner could result in a breach of the relevant partnership agreement, foreclosure of any guarantees and/or the loss of all rights over the underlying area which could have an adverse effect on our operational results. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework” and “Our Oil and Gas Business”.

In addition, several external factors may affect or delay our committed investments. Recently, and as a consequence of the forced measures carried out in the province of Neuquén that prevent the normal operation in the fields of the area, there were delays in the operation and drilling of wells by the main natural gas producers of Vaca Muerta and the province, which could imply a delay to complying with such commitments in a timely manner, which could materially adversely affect our financial condition and results of operations.

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

The Argentine Government could alter and delay payments to natural gas producers under key government programs

In recent years, we participated in the Gas Plan I (as defined below) and the Gas Plan II (as defined below). Companies that participate in the Gas Plan I and the Gas Plan II agree to a Base Volume to be sold at a fixed Base Price and receive between US$4.00 and US$7.50 per million BTU (depending on the production level, the “Surplus Price”) for any amount of natural gas produced in excess of the Base Volume (the Surplus Injection). The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between the Surplus Price and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume. The Gas Plan I and the Gas Plan II of Pampa finished on December 31, 2017 and June 31, 2018 respectively. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

We estimate our oil and gas reserves at least once a year. Our oil and gas reserves estimation as of December 31, 2020 was audited by Gaffney, Cline & Associates, as the Independent Reserves Engineers Firm, based on in its year-end Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

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

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon block, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies IEASA, YPF and other provincial companies (such as G&P and Empresa de Desarrollo Hidrocarburífero Provincial S.A. (“EDHIPSA”)) are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and operational results. There can be no assurance that the participation of IEASA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and operational results.

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

Limitations on local pricing in Argentina may adversely affect our operational results

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly from the second half of 2014 through December 2017. For example, in 2020, Decree No. 488/2020 (Barril Criollo) set forth that the barrel price of any crude oil deliveries made in the local market up to December 31, 2020 had to be invoiced by producers and paid by refiners and traders, using the price of US$ 45/bbl as a reference for Medanito crude oil. August 28, 2020 was the tenth consecutive day when Brent average price exceeded US$ 45/bbl, and as a result the decree ceased to be effective on that date. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Our activities may be adversely affected by events in other countries in which we do business

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

The level of government intervention in the economy of Latin American countries has adversely affected our business and operational results, including by changing the terms and conditions of operating service agreements in Venezuela and by increasing tax rates. Even though our investment in Venezuela is valued at zero, we cannot assure that such intervention will not continue or increase, which could adversely affect our future business, operational results and financial condition. As of the date of this annual report, we had not obtained the authorizations of the Government of Venezuela related to the requested change of indirect control. Likewise, CVP has determined that, given the time that has elapsed, we should begin the process of submitting plans according to new guidelines to be provided by the Ministerio del Poder Popular de Petróleo de la República Bolivariana of Venezuela, which have not been communicated to us yet. As a result, we have expressed with the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed-capital companies has ceased and that we are willing to negotiate the transfer of our shares to CVP.

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

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the CMM, required the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Any adjustments, however, were subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments were not sufficient to cover our actual incremental costs in a timely manner. During such time, even when the ENRE approved adjustments to Edenor’s tariffs, there was a lag between the time when we actually experienced increases in Edenor’s distribution costs and the time when Edenor received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new VAD for the following five-year period. On January 31, 2018, the ENRE issued Resolution Nº 33/18 approving the new distribution cost for Edenor applicable from February 1, 2018 and the new tariff scheme applicable to Edenor. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved the CPD for January 2018 through June 2018 of which 7.93% was to be applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

Within the framework of the Electricity Rate Schedules Maintenance Agreement, in 2020, Edenor made different presentations to the ENRE with the estimates of the electricity rate schedules that were to be applied during 2020, according to the terms of the Electricity Rate Schedules Maintenance Agreement entered between the Company and the Federal Government. However, the ENRE has instructed Edenor to not apply the rates, in accordance with the Social Solidarity Productive Reactivation Law. Additionally, the freeze on electricity rates was extended until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect.

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

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, Edenor’s tariffs have been challenged by Argentine consumer associations, such as the action brought against Edenor in December 2009 by an Argentine consumer association, (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases, which was ultimately dismissed by the Argentine Supreme Court of Justice on October 1, 2013.

In the past Edenor was notified by several courts of the Province of Buenos Aires of certain injunctions granted to individual and collective users against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE. If any future legal challenge were successful and prevented Edenor from implementing any tariff adjustments granted by the Argentine Government, Edenor could face a decline in collections from its users, and a decline in its operational results, which could have a material adverse effect in our financial condition and the market value of our ADSs or our common shares.

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

If Edenor is unable to control its energy losses, its operational results could be adversely affected

Edenor’s distribution concession does not allow our energy distribution business to pass on to Edenor’s users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our energy distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Energy losses in our distribution business amounted to 19.6% in 2020, 19.9% in 2019 and 18.2% in 2018. For more information, please see Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor). We cannot affirm that energy losses will not continue to increase in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated operational results and the market value of our shares or our ADSs.

The Argentine Government could foreclose on its pledge over Edenor’s Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to Edenor’s Concession Agreement and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over Edenor’s Class A common shares and sell these shares to a third-party buyer if Edenor cannot comply with certain obligations under the Edenor’s Concession Agreement and the provisions of the Adjustment Agreement. For more information, please see Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor).

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

A potential nationalization or expropriation of 51% of Edenor’s capital stock, represented by its Class A shares, may limit the capacity of the Class B common shares to participate in the Board of Directors

As of the date of this annual report, the ANSES owned shares representing 26.8 % of the capital stock of Edenor and appointed five Class B directors in the last shareholders’ meeting. The remaining directors were appointed by the Class A shares.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, its major supplier

On May 10, 2019, on behalf of the Federal Government, Edenor entered into the Agreement on the Regularization of Obligations (the “Agreement on the Regularization of Obligations”) with the Energy Government Secretariat. Pursuant to this agreement, the parties agreed to end pending reciprocal claims during the 2006-2016 transitional period. Accordingly, pending obligations with the MEM for electrical energy purchases during such period were fully compensated. However, as a result of (i) the enactment of the Social Solidarity and Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to Edenor to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between Edenor and the Argentine Executive Power on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”) and (iii) the prevailing macroeconomic situation, aggravated by the recent effects of COVID-19 outbreak (For more information, please see (“—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”) and “Item 4—Relevant Events—Measures Designed by the Argentine Government to Address the COVID-19 Outbreak” and “Impact of the COVID-19 outbreak on our Operations”), Edenor partially postponed payments to CAMMESA regarding maturities taking place in March 2020. Edenor will not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA.

All of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, US$ 98 million of Edenor’s financial debt was represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger the acceleration of Edenor’s obligations under the notes and require Edenor to immediately repay all such accelerated debt. In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If Edenor is not able to comply with certain payment obligations as a result of its current financial situation, and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for voluntary concurso preventivo. In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, Edenor could face short-term liquidity problems, which could adversely affect our operational results and cause the market value of our shares and ADSs and our common shares to decline.

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

The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as of January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires, entered into an agreement for the transfer of the public service of electricity distribution duly awarded to Edenor under the Concession Agreement (as defined below) entered into by the Argentine Government (including the Concession Agreement), to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires will create a new entity in lieu of the ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Argentine Government shall be solely responsible for any and all debts and credits relating to the distribution service awarded to Edenor which cause is prior to February 28, 2019. As of the date of this annual report, there are certain major issues related to such transfer still to be defined, including, among others, (i) the continuation of the existing Concession Agreement as is; (ii) whether the federal legal and regulatory framework shall continue to apply or not; and (iii) the resolution of claims and debts between Edenor and the Argentine Government resulting from the contractual transition period ended on January 31, 2016. However, on December 21, 2019, the Argentine Congress passed the Social Solidarity and Productive Reactivation Law which, among other things, suspended the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, with the ENRE reassuming jurisdiction over the public service of electricity distribution provided by Edenor and Edesur. Although as of the date of this annual report such transfer is suspended, we cannot assure that such transfer or any action or omission from the transferees following the consummation of such transfer will not have an adverse effect on our business, financial condition or result of operations or would not have a negative impact on the market value of our ADSs and common shares.

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

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

Our corporate affairs are governed by our bylaws and by BCL, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under BCL to protect their interests relative to actions by our board of directors may be fewer and less well-defined than those under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

Our bylaws and Argentine securities laws contain provisions that may discourage, delay or impair a change of control of our Company, such as the requirement, upon the acquisition of a controlling interest in our capital stock, to launch a mandatory tender offer to acquire all our voting stock and any securities convertible into, or entitling the holder thereof to subscribe for or acquire, any voting shares in our capital stock. These provisions may delay, defer or prevent a transaction or a change of control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs. In addition, the provisions of our bylaws and of Argentine securities laws with respect to the obligation to launch a mandatory tender offer differ in certain respects; as of the date of filing of this annual report, it is unclear whether the provisions of our bylaws, which might be more beneficial to minority shareholders under certain circumstances than the provisions of Argentine securities laws in effect as of the date hereof, would prevail over the provisions of Argentine securities laws.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a PFIC, if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the quarterly average value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets may be determined for purposes of these tests by reference to the market price of our common shares or ADSs, fluctuations in the market price of our common shares or ADSs may cause us to become a PFIC.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our common shares or ADSs and on the receipt of distributions on our common shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the relevant U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our common shares or ADSs, we will generally continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our common shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621.

See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details.

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

In July 2016, we acquired from Petrobras all of the shares of Petrobras Participaciones S.L, which in turn owned, at such time, 67.2% of the shares of Petrobras Argentina (the “Acquisition”). On August 4, 2016, (i) 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia were sold to Petrobras; (ii) 33.66% of the rights and obligations in the Río Neuquén area was sold to an affiliate of Petrobras; and (iii) 33.33% and 80% of the rights and obligations in the Río Neuquén and the Aguada de la Arena areas, respectively, were sold to YPF.

Since the Acquisition, we started a corporate reorganization process and have merged certain subsidiaries into Pampa, including, among others, Petrobras Argentina, Petrolera Pampa, CTG and CTLL, by way of absorption, with Pampa as the surviving company. In 2019, the Board of Directors approved the merger between Pampa as the surviving company, and PEFM, as the merged company, as from July 1, 2019. On October 15, 2019 and February 19, 2020, the respective Shareholders’ Meetings approved the merger and the CNV granted its administrative consent, respectively. As of the date of this annual report, the approval by the IGJ is still pending; this proceeding was affected by the impediments inherent in the functioning of enforcement agencies during the COVID-19 pandemic.

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

For a description of our strategic divestments, see “Item 4. Information on the Company— Our Business—Relevant Events— Strategic Divestments.”

OUR BUSINESS

Overview

We are the largest independent energy integrated company in Argentina, participating in the electricity and the gas value chains. As of December 31, 2020, we and our subsidiaries are engaged in the generation, distribution and transmission of electricity, oil and gas exploration and production, petrochemicals, hydrocarbon commercialization and transportation, and oil refining and distribution (for more information, please see Note 5.2 to the Consolidated Financial Statements):

Power Generation

Hydro	938 MW
Thermal + *Expansions*[1]	3,797 MW 295 MW
Co-Generation	14 MW
Wind Power[2]	206 MW
Total Capacity	**5,250 MW**

Electricity Distribution[3]

Edenor	3.2 million
Market Share	**20%**

Oil & Gas[4]

Blocks	13 productive + 5 exploratory
Gas	244 million cf/d of production
Crude Oil	4.4 k bbl/d of production
Total Production	**45.0 k boe/d**

Petrochemicals

	Capacity of:
Styrene	160 k ton/year
SBR	55 k ton/year
Polystyrene	65 k ton/year
Market Share	**85-98%**

Other Businesses

TGS	9,231 km of gas pipelines NGL capacity of 1 million ton/year
Transener	21,092 km of high voltage lines
Refinor	25.8 k bbl/d of Refining Capacity 91 Stations

Note: Includes 280 MW at CTEB and 15 MW at CTLL. 2. Includes PEMC. 3. Discontinued operation. 4. 2020 average production of blocks in Argentina.

·	Generation. Our generation installed capacity reached approximately 4,955 MW as of December 31, 2020, which represents approximately 12% of Argentina’s installed capacity. In addition, we have committed to develop projects that we expect will increase our installed capacity by 295 MW (see “—Our Generation Business—Summary of the committed expansion projects”), which would bring our total installed capacity to 5,250 MW.

As of December 31, 2020, we are engaged in the generation business through:

o	Central Térmica Genelba (“CTGEBA”), thermal generation plant located at the central node of the Argentine electricity grid, in Marcos Paz, in the western part of the Greater Buenos Aires area, comprised of two combined cycle gas-fired generating units, one with a 684 MW power capacity which consists of two gas turbines of 223 MW each and a 239 MW steam turbine, repowered in October 2020. The second combined cycle consists of a gas turbine with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another gas turbine of 188 MW installed in 2019, and the 199 MW steam turbine incorporated on July 2, 2020, completing Genelba Plus’s expansion project started in 2017. CTGEBA is the largest thermal generation plant in Argentina, with an installed capacity of 1,253 MW, which represents 3% of Argentina’s installed capacity;

o	Central Térmica Loma de La Lata (“CTLL”), a gas-fired thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 765 MW, which represents 1.8% of Argentina’s installed capacity. The committed expansion projects include the incorporation of two engines into CTLL, which will increase its installed capacity by 15 MW, estimated for the second quarter of 2021;
o	Central Piedra Buena (“CPB”), a thermal gas or fuel oil-fired generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, with an installed capacity of 620 MW, which represents 1.5% of Argentina’s installed capacity. The boilers can be fed either with fuel oil or natural gas, which is supplied through a proprietary 22 km gas pipeline operated and maintained by CPB and connecting with TGS’s main gas pipeline system. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3;

o	Central Térmica Ingeniero White (“CTIW”), a thermal gas or fuel oil-fired generation plant consists of 6 dual-fuel (natural gas or fuel oil) Wärtsilä engines located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, with an installed capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity. The engines are high efficiency, with a 46% performance rate. The plant is interconnected to the 132 kV grid through Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas is also provided through CPB’s internal facilities;
o	Central Térmica Güemes (“CTG”), a thermal gas-fired generation plant located in General Güemes, in the Province of Salta, comprised of a 261 MW open cycle thermal power generation plant, and with the addition in September 2008 of a natural gas-fired turbo generator unit of 100 MW, totaling an installed capacity of 361 MW, which represents 0.9% of Argentina’s installed capacity;
o	Central Térmica Piquirenda (“CTP”), a thermal gas-fired generation plant located at Piquirenda, General San Martin, in the Province of Salta, with an installed capacity of 30 MW, which represents 0.1% of Argentina’s installed capacity;
o	Central Térmica Parque Pilar (“CTPP”), a thermal power generation plant at Pilar Industrial Complex, located in Pilar in the northern greater Buenos Aires area, which comprises six Wärtsilä motor generators (Wärtsilä W18V50DF) with an installed capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity, and which may consume either fuel oil stored in own tanks or natural gas supplied through a dedicated gas pipeline which is connected with Transportadora de Gas del Norte S.A.’s main gas pipeline, whereas the energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor;

o	Central Térmica Ensenada Barragán (“CTEB”), a thermal gas-fired generation plant located in the petrochemical complex of the City of Ensenada, Greater La Plata, Province of Buenos Aires, with an installed capacity of 567 MW, which represents 1.4% of Argentina’s installed capacity, and which is owned by CTB, an affiliate that we co-control with YPF. The committed expansion projects include the closing to combined cycle with the incorporation of a 280 MW Siemens steam turbine, estimated for the second quarter of 2022;

o	Central de Co-Generación EcoEnergía (“EcoEnergía”), a cogeneration thermal power plant with 14 MW of installed capacity, which represents 0.03% of Argentina’s installed capacity, located in Bahía Blanca, in the Province of Buenos Aires;
o	Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW, which represents 1.5% of Argentina’s installed capacity, through our subsidiaries HINISA and HIDISA. HINISA holds 4.6% interests in both Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., and HIDISA holds 2.4% in each entity;
o	Hidroeléctrica Pichi Picún Leufu (“HPPL”), which has three electricity generating units with an installed capacity of 285 MW, which represents 0.7% of Argentina’s installed capacity, and is located in the Comahue region, in the Province of Neuquén;
o	Parque Eólico Ingeniero Mario Cebreiro (“PEMC”), a wind farm located in Bahía Blanca, in the Province of Buenos Aires, owned by Greenwind, a company that we jointly control with Viento Solutions SL, whose only asset is PEMC. The wind farm is made up of 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. PEMC has a capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity;
o	Parque Eólico Pampa Energía (“PEPE II”), is our second wind farm located in the City of Bahía Blanca, Province of Buenos Aires, which was commissioned on May 10, 2019. It is made up of 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height. PEPE II contributes 53 MW of renewable energy to the national grid, which represents 0.1% of Argentina’s installed capacity; and
o	Parque Eólico Pampa Energía (“PEPE III”), PEPE II’s twin wind farm, is our third wind farm located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires, which was also commissioned on May 10, 2019. PEPE III contributes 53 MW of renewable energy to the national grid, which represents 0.1% of Argentina’s installed capacity.
43

Our generation business segment recorded US$559 million in revenue and an operating income of US$241 million for the year ended December 31, 2020.

·	Distribution of Energy. We are engaged in the electricity distribution business through our subsidiary Edenor, that serves approximately 3.2 million customers, throughout an area of approximately 4,637 square kilometers comprised by the northern and northwestern metropolitan area of Buenos Aires on an exclusive basis. On December 28, 2020, we entered into a binding stock purchase agreement for the sale of our controlling interest in Edenor. See “Relevant Events—Sale of Controlling Stake in Edenor.”

As a result of the strategic divestment mentioned above, the distribution of our energy segment was classified as a discontinued operation as of December 31, 2020, and for the comparative period 2019. Our distribution of energy business segment recorded US$1,085 million in revenue from discontinued operations and an operating loss from discontinued operations of US$619 million for the year ended December 31, 2020.

·	Oil and Gas. We are engaged in the oil and gas business through direct interests in oil and gas blocks in Argentina:

o	As of December 31, 2020, our combined crude oil and natural gas proved reserves amounted to approximately 142 million barrels of oil equivalent, 49% of which were proved developed reserves. Natural gas accounted for approximately 90% of our combined proved reserves and liquid hydrocarbons for 10%;

o	As of December 31, 2020, our combined oil and gas production in Argentina averaged 45.0 thousand barrels of oil equivalent per day, with operations in 13 production blocks, 5 exploratory blocks, and 858 productive wells. Crude oil accounted for approximately 4.4 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 244 million standard cubic feet per day, or 40.6 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent; and

o	In addition, we have (i) a direct 2.1% interest in Oldelval, which operates main oil pipelines providing access to Allen, in the Comahue area and the Allen – Puerto Rosales oil pipeline which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence; (ii) investments in OCP; and (iii) minority interests in four productive blocks in Venezuela, through class B shares in mixed-capital companies (Empresas Mixtas), corporations whose majority shareholder is a subsidiary of PDVSA, Corporación Venezolana de Petróleo S.A., which owns Class A shares in these mixed-capital companies and is controlled by the Bolivarian Republic of Venezuela. With respect to our minority interests in Venezuela, we have expressed to the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed-capital companies has ceased and that we are willing to negotiate the transfer of our shares to Corporación Venezolana de Petróleo S.A.

Our oil and gas business segment recorded US$ 294 million in revenue and an operating loss of US$ 32 million for the year ended December 31, 2020.

·	Petrochemicals. We are engaged in the petrochemicals business through three plants that are entirely based in Argentina and produce styrene, styrene butadiene rubber (SBR) and polystyrene, with a domestic market share that ranged between 85% and 98% as of December 31, 2020. The petrochemicals division has the following assets:

o	an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG, which is used as raw material, and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and
o	a polystyrene plant located in the City of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

Our petrochemicals business segment recorded US$265 million in revenue and an operating profit of US$6 million for the year ended December 31, 2020.

·	Holding and Other Business. We also hold other interests, including:

o	PHA SAU (“PHA”) (currently in a process of merger by absorption with Pampa as the continuing entity) owns 40% of Compañía de Inversiones de Energía S.A (“CIESA”), which in turn owns 51% of Transportadora de Gas del Sur S.A (“TGS”), which is engaged mainly in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids. Also, PHA has a direct interest of 0.79% in TGS and we directly own 10% of CIESA and 0.2% of TGS. Additionally, our wholly-owned subsidiary Pampa Comercializadora S.A. has a direct interest of 1.25% in TGS. As a result, as of December 31, 2020, we have a direct and indirect interest of 27.7% in TGS;
o	We hold a 50% interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which holds 52.65% of the shares and votes in Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”). As a result, we have an indirect interest of 26.33% in Transener. Additionally, Transener holds a 100% interest in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. As of December 31, 2020, our electricity transmission operations covered 21,092 kilometers of high voltage transmission lines, representing approximately 85% of the high voltage system in Argentina;

o	We participate in the refining and distribution operations through our participation of 28.5% interest in Refinería del Norte S.A. (“Refinor”), which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25,800 oil barrels per day. As of December 31, 2020, Refinor has a commercial network of 91 gas stations located in Argentina.; and

o	We hold a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

Our holding and other business segment recorded US$20 million in revenue and an operating profit of US$28 million for the year ended December 31, 2020.

Relevant Events

Corporate Reorganization Process

Merger of Pampa and CPB

On March 9, 2020, the board of directors of Pampa and CPB approved the merger between Pampa as the surviving company, and CPB, as the merged company, as from January 1, 2020. This merger was later approved by Pampa’s and CPB’s Extraordinary General Shareholders’ Meetings held on May 11, 2020. As of the date of this annual report, the approval by the City of Buenos Aires’s Public Registry of Commerce (IGJ) is still pending; this proceeding was affected by the impediments inherent in the functioning of enforcement agencies during the COVID-19 pandemic.

Merger of Pampa, Pampa Cogeneración and PHA

On June 19, 2020, the board of directors of Pampa, Pampa Cogeneración and PHA approved the merger between Pampa as the surviving company, and Pampa Cogeneración and PHA, as the merged company, as from April 1, 2020. This merger was later approved by Pampa’s, Pampa Cogeneración’s and PHA’s Extraordinary General Shareholders’ Meetings held on August 7, 2020. As of the date of this annual report, the approval by the IGJ is still pending; this proceeding was affected by the impediments inherent in the functioning of enforcement agencies during the COVID-19 pandemic.

Merger of Pampa, Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U., Pampa FPK S.A.U. and Pampa QRP S.A.U.

On December 28, 2020, Pampa’s Board of Directors approved a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U., Pampa FPK S.A.U. and Pampa QRP S.A.U., as absorbed companies, as from October 1, 2020 (the “Merger”). The Merger was subsequently approved by Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. As of the date of this annual report, the registration with the public registry is still pending.

Generation

Commissioning of Genelba Plus’s closing to CC

As of July 2, 2020, CAMMESA granted the commercial clearance to the second ST (GEBATV02) at CTGEBA for a gross installed capacity of 199 MW. This commissioning marked the beginning of operations of CTGEBA’s second CC, a project in which Pampa disbursed approximately US$320 million to add 400 MW, 9% lower than the amount budgeted, and employed an average of 1,500 people during 30.5 months of works. With the completion of the expansion project, CTGEBA’s total installed capacity amounts to 1,253 MW, making it the CT with the largest power capacity in the country, with an outstanding efficiency of 55% on average and capacity to supply electricity to 2.5 million households in the Buenos Aires metro area.

It is worth highlighting that despite COVID-19, Pampa managed to fulfill the commitments undertaken with CAMMESA under the PPA executed pursuant to the call for tenders under SEE Res. No. 287/17.

In line with the Company’s strategy to develop its core businesses, this milestone adds to Pampa’s efforts over the last 12 years to increase the power generation infrastructure, which involved investments for more than US$1,500 million, hence becoming Argentina’s largest independent power producer, and operating a total 4,955 MW of installed capacity, which represents 12% of the national grid.

Updates to the remuneration scheme for capacity not covered by contracts

On February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as from February 1, 2020. The new Res. converted the entire remuneration scheme to the local currency at an exchange rate of AR$60/US$, and established an update factor as from the second month of its application pursuant to a formula consisting of 60% CPI and 40% IPIM. Moreover, it modified power capacity payments and incorporated an additional monthly remuneration in the HMRT.

Subsequently, through SE Note NO-2020-24910606-APN-SE#MDP dated April 8, 2020, the SE instructed CAMMESA to postpone until further decision the application of the update factor. Moreover, the power capacity base price for internal combustion engines with a capacity lower than or equal to 42 MW was set at AR$312,000/MW-month. As of the date hereof, the Company has not been notified of any update.

Assignment of fuel supply agreements for thermal power generators

The MDP Resolution No. 12/19, effective as from December 30, 2019, restored the centralization in CAMMESA of fuel procurement, a measure that does not cover generators with Energía Plus contracts and under SEE Res. No. 287/17.

Subsequently, within the framework of Plan Gas.Ar, SE Res. No. 354/20 defined the priority use of firm volumes of natural gas from different origins (Bolivian gas, Plan Gas.Ar contracts with producers, etc.) to be acquired by CAMMESA. Based on this framework, a unified dispatch scheme by CAMMESA was fixed and a priority dispatch order based on natural gas was assigned.

Generators under Energía Plus and PPA with CAMMESA have the option to adhere to the unified dispatch scheme and have CAMMESA provide the natural gas for the coverage of their obligations. To such effect they must maintain the necessary natural gas transportation capacity and waive their right to file claims by the SE Res. No. 354/20. Pampa endorsed contracts with CAMMESA and adhered to said unified dispatch and relinquished the operation of subscribed gas and transportation contracts. As of the date hereof, the Company has not entered into the addendum to the PPA of the CC of CTGEBA reflecting this new supply scheme.

Repairs at PEPEs II and III

After the commissioning of PEPE II and PEPE III wind farms, certain defects were found in the blades of some wind turbines, which resulted in their outages for their subsequent repair and/or replacement. As a consequence, the generation capacity of the wind farms has been partially reduced.

The Company submitted the corresponding claims to the wind turbines supplier Vestas and the insurance company in order to move forward with repairs and cover the incurred damages. In this sense, the Company and the supplier have performed tasks for their progressive repair. PEPE II recovered 100% of its generation capacity at the end of July 2020 and PEPE III recovered 100% of its generation capacity in October 2020. The economic impact resulting from the reduced production was immaterial, as it was covered by Vestas and the insurance company’s guarantees.

Oil and Gas

Gas Plan

Plan Gas.Ar

Pursuant to DNU No. 892/20, on November 16, 2020 the Plan Gas.Ar program was created with the purpose of promoting the production of Argentine natural gas, reducing and substituting LNG and liquid fuels imports, providing supply chain predictability, and managing the impact of gas's cost on the tariff of the Priority Demand. The term for onshore production has 4 years, with an additional 4 years for offshore production, calculated as from January 2021. Beneficiaries of the Unconventional Plan Gas opting to participate in this program must have previously filed their waiver.

The SE instrumented a tender between producers as sellers, and CAMMESA, natural gas distributors and IEASA as purchasers, for a total base volume of 70 million m3/day, extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The DoP constitutes 70% of the awardees’ production commitment.

The maximum base price was set at US$3.7/MBTU. A 0.82 factor will adjust the award price for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter. The purchasers, CAMMESA and IEASA, will pay the price awarded in the tender. In contrast, gas distributors will pay the price from the tariff scheme in force, and the Federal Government will offset the balance of the awarded price.

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% destined to power plants) at an average annual base price of US$3.5/MBTU and an additional volume during the winter period of 3.6 million m3/day at US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional 1.0 million m3/day volume during the winter period at US$4.7 per million BTU.

Finally, on February 22, 2021, pursuant to Resolution No. 129/2021, the SE called for a second round to award additional winter gas volumes in the Neuquina and the Austral Basins, with a daily growing DoP and a monthly 100% ToP. The first round awardees may tender up to a maximum price equivalent to the price awarded in the first round (according to SE Res. No. 169/21, a total amount of 3.3 million m3/day at US$4.7/MBTU). Pampa participated in this round and tendered 0.8 million m3/day at US$4.7/MBTU. Additionally, the awarded companies will enter into a contract with IEASA.

Natural gas for power generation

CAMMESA has launched successive tenders to cover its monthly consumption. On December 27, 2019, it launched a tender for January 2020 on an interruptible basis, at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, from February to December 2020 it tendered the gas on a partially firm basis, with a 30% DoP, resulting in an average PIST price of US$2.24/MBTU for the Neuquina Basin. Pampa participated in these tenders.

As from 2021, Pampa’s gas supply to CAMMESA is mostly made through Plan Gas.Ar, on account of the amounts committed under this program for a term of 4 years. SE Res. No. 354/20 published December 2, 2020, established new reference prices in the PIST for natural gas that is not comprised under Plan Gas.Ar, which is US$2.30/MBTU in summer (October – April) and US$3.50/MBTU in winter (May – September) for the Neuquina Basin.

However, as the awarded volume did not meet the total demand for power plants, on December 22, 2020, and January 27 and February 24, 2021, CAMMESA launched tenders for gas consumptions in the months of January, February and March 2021, respectively. The resulting average price at wellhead was US$2.30/MBTU in all three months for the Neuquina Basin. For awardees under Plan Gas.Ar, including Pampa, the tender was under an interruptible condition, whereas for the rest it has a 30% DoP. Pampa participated in these tenders.

Natural gas for gas distribution companies

On March 31, 2020 the supply agreements executed between gas producers (including Pampa) and gas distribution companies under the tenders launched in the MEGSA on February 14 and 15, 2019, expired. However, the SE issued several notes providing for the extension of such agreements until the entry into effect of the supply agreements to be executed within the framework of Plan Gas.Ar (SE NO-2020-25148550, NO-2020-39414272 and NO-2020-85912917).

As of the date hereof, the Company has not been served any administrative notice. However, Pampa has decided to sell gas at spot prices to certain distribution utilities. Moreover, since April 2020 the Company has received letters from certain gas distribution companies informing us of the partial payment of invoices, alleging the effects of the lockdown and the impossibility to disconnect service to certain users in case of nonpayment. Even though in 2020 sales to gas distribution companies represented less than 3% of the total segment, as of the date hereof the Company is assessing the courses of action to take and has reserved all rights under the agreements.

Beginning 2021, Pampa was granted awards under Plan Gas.Ar, agreeing to supply fixed amounts to gas distributors and IEASA for a term of 4 years. Additionally, distributors must deposit into a bank account the amounts payable for the gas within the PIST in order to ensure payment compliance. Moreover, SE Res. No. 117/21, published on February 18, 2021, called for a public hearing on March 15, 2021, to discuss Plan Gas.Ar’s shares in the natural gas price at the PIST to be borne by the Federal Government.

Additionally, with regard to the difference in exchange rate between the price of gas purchased by distributors and the price recognized in final tariffs, in November 2018, PEN Executive Order No. 1053/18 was passed, which established, on an exceptional basis, that the Federal Government would bear such difference for the April 2018 – March 2019 period, in 30 monthly consecutive installments payable as from October 2019. In November 2019, ENARGAS issued Res. No. 735/19 approving the payment to producers and IEASA through gas distribution companies for a total AR$24,525 million, AR$1,219 million of which corresponded to Pampa; the Company only collected the first installment, in the amount AR$41 million, at the end of December 2019, and the remaining 29 installments plus updates are still pending. However, on December 14, 2020 Law No. 27,591 was published, which abrogated PEN Executive Order No. 1053/18. However, the Company is currently evaluating the courses of action to take, as this abrogation does not affect the rights to collect the amount owed that was undertaken by the Federal Government.

Gas export

In September 2019, the Company obtained a permit to export gas on a firm basis to Refinerías ENAP in Chile, for a maximum volume of 0.6 million m3/day or a total of 137 million m3 at a price of US$3.1/MBTU, net of export duties and transportation costs, effective until May 15, 2020.

In November 2020, the Company obtained new permits to export gas to several customers in Chile, on an interruptible basis, for a maximum volume of 4.4 million m3/day, at prices ranging between US$1.37 and 4.02/MBTU, net of export duties and transportation costs. Maturities operate between April 2021 and January 2022.

Furthermore, as an awardee under Plan Gas.Ar, Pampa has preferential access to exports in firm basis during the off-peak period, extendable to the winter period if there is an oversupply in a specific basin, with the prior approval of the applicable authority. It should be clarified that natural gas is subject to an export duty rate which, as of the date hereof, amounts to 8%.

If higher costs are incurred as a result of the use of alternative fuels for power companies (imported LNG, coal, FO or GO), it was determined that producers having made exports between September 15, 2019 and May 15, 2020 should pay a compensation to CAMMESA on account of such costs (SGE Res. No. 506/19).

Los Blancos new exploitation concession and relinquishment of the remaining area of the Chirete block

On October 15, 2020, the Province of Salta issued Executive Order No. 662/20, granting the Company and High Luck Group Limited an exploitation concession over Los Blancos block for a 95 km2 area and a term of 25 years as from its publication date, relinquishing the exploration permit for the 801 km2 remaining area of the Chirete block. Additionally, an investment plan was established for a total amount of US$57 million for the 2020 – 2024 five-year period.

Strategic Divestments

Sale of Controlling Stake in Edenor

On December 28, 2020, Pampa entered into a binding stock purchase agreement with Empresa de Energía del Cono Sur S.A. (“Cono Sur”), as purchaser, and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, for the sale of Pampa’s controlling interest in Edenor. The agreement consists of a transfer of Pampa’s total Class A shares, which represent 51% of the capital stock and voting rights of Edenor, pursuant to certain conditions precedent, including but not limited to the approval by Pampa’s shareholders’ meeting and the ENRE (the “Transaction”). The Transaction does not include the transfer of Pampa’s current Class B shares of Edenor. The closing of the Transaction is subject to compliance with certain customary closing conditions and was approved at Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. At the closing of the Transaction, the change of control of Edenor will trigger, under certain circumstances, an obligation to make payments to certain of Edenor’s executive officers, including in connection with the termination of their employment. As of the date of this annual report, the Transaction is pending approval from the ENRE.

Upon the closing of the Transaction, Cono Sur will be required under Argentine securities law to conduct a mandatory tender offer open to all holders of common shares issued by Edenor, including holders of ADSs in respect of the underlying Class B common shares. In connection with the Transaction, if certain conditions are met, Pampa may be required to enter into a purchase and sale agreement with Cono Sur to purchase a portion of the Edenor Class B shares acquired by Cono Sur in the mandatory tender offer, at the same price per share acquired by Cono Sur. We cannot provide any assurance that such conditions will be satisfied or that such purchase and sale agreement in respect of the Class B shares will be executed or that any Class B shares will be purchased by Pampa.

The agreed purchase price consisted of (i) 21,876,856 Class B shares of Edenor, representing 2.41% of the capital stock and voting rights of Edenor; (ii) US$95 million; and (iii) a contingent payment in case of change of control of Cono Sur or Edenor during the first year after the closing of the Transaction or as long as the balance of the price is pending settlement for 50% of the profits generated.

The purchase price will be paid in three installments: (i) 21,876,856 Class B shares of Edenor and US$5 million, which was collected on the execution date of the agreement; (ii) US$50 million upon the closing of the Transaction, subject to the fulfillment of the conditions precedent; and (iii) US$40 million one year after the closing of the deal, except in cases of offsetting or prepayment in advance. Such balance of the price will accrue a nominal annual fixed interest rate of 10% as from the closing of the Transaction, payable quarterly.

Within the previously described framework and pursuant to IFRS, Pampa has reflected in its Consolidated Financial Statements an accounting impairment of US$382 million for the assets associated with its stake in Edenor, which is disclosed under discontinued operations. Moreover, as the closing of the Transaction has still not taken place, the economic result will be disclosed in our financial statements after the sale’s closing.

The sale of our stake in Edenor is part of our strategic investment plan to focus on our core businesses, i.e. continuing the expansion of our power generation installed capacity and developing unconventional natural gas reserves, and in particular making the necessary investments in order to achieve excess production committed under the Plan Gas.Ar and the closing of the CTEB Combined Cycle.

Measures Designed by the Argentine Government to Address the COVID-19 Outbreak

In late December 2019, a notice of a pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Since December 2019, the virus has spread globally and, as of the date of this annual report, affected almost every country around the world, including Argentina. Argentina has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing massive infections of Argentine residents and the congestion of the Argentine health service, which include, mainly: (i) imposition of a nation-wide mandatory lockdown, where exceptionally essential transit is permitted (“Aislamiento, Social, Preventivo y Obligatorio”) (“ASPO”), which was later superseded by a “Distanciamiento Social, Preventivo y Obligatorio”, extended on several occasions until April 30, 2021, for all people who reside or transit in urban areas and in the Argentine provinces that do not have sustained community transmission of the virus and satisfy the corresponding epidemiological and sanitary parameters; (ii) closure of activities with large crowds; (iii) prohibition of audience attendance at sporting events; (iv) stricter surveillance of Argentine borders; (v) in-person classes at schools and universities shut down (which remain open for food aid and administrative purposes); (vi) closure of Argentine borders; (vii) recognition of COVID-19 as an occupational disease; (viii) increasing the budget allocation for supporting health systems; and (ix) a vaccination campaign; among others.

Simultaneously, the Argentine Government has announced and is implementing several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, including the following: (1) extraordinary cash payments to recipients of the universal child allowance, retirees receiving minimum benefits and health workers; (2) a cash payment to unemployed individuals and individuals employed informally, among other socially vulnerable individuals (IFE); (3) an increase in the budget allocation for critical areas; (4) extension of suspension of the following services upon certain beneficiaries who fail to pay less than six consecutive invoices: electric energy, natural gas through pipeline, water and sewage, landline and mobile telephony, internet and cable television services (this measure is only applicable to certain users identified in the decree); (5) the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds; (6) extension of the price freezes as of March 6, 2020, for certain essential goods such as food, personal care, medication and medical products; (7) lease prices freeze and evictions suspension; (8) creation of the ATP Program for employers and workers, which consists mainly in the postponement or reduction of up to 95% of the payment of social contributions, credits at a 0% rate for monotributistas and self-employed, a complementary salary for workers dependent on the private sector (50% by the Argentine Government), as well as a comprehensive system of unemployment benefits; (9) prohibition against dismissing employees without cause and against dismissing or suspending employees due to work slowdowns or force majeure for certain periods that were extended from time to time; (10) double compensation for those people who are dismissed without just cause (with some exceptions); (11) measures to protect production, work, and supply; (12) family support allowance for the deceased by coronavirus, applicable to the most vulnerable sectors; (13) several fiscal measures, such as: postponement of the payment of export duties; suspension of tax executions, extension of due dates of income tax, personal and cedular assets corresponding to fiscal period 2019, a new system of payment facilities for tax, customs and social security resources, and extension of the suspension of the lock of precautionary measures for MSMEs; (14) maximum prices for food in the basic basket and basic necessities; (15) modification of the formula for estimating electricity consumption in residential homes; (16) suspension of the automatic adjustment mechanism for the spot remuneration set by Resolution No. 31/20; (17) the Argentine Government’s imposition of an extraordinary, obligatory contribution which falls on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law No. 27,605 (December 18, 2020); and (18) an extraordinary subsidy for retirees, disability pension beneficiaries, mothers of 7 or more children and other non-contributory pensions to be paid by ANSES, among others.

For more information regarding the measures adopted by the Argentine Government to Address the COVID-19 Outbreak, you should visit the Ministry Health’s website: https://www.argentina.gob.ar/salud. The information contained on these websites is not part of and shall not be deemed incorporated into, this annual report.

Impact of the COVID-19 outbreak on our Operations

As aforementioned, the Argentine Government and several governments have adopted drastic measures in response to the COVID-19 outbreak, which have affected the Argentine power industry, mainly in the second and third quarters of 2020, as described below:

·      With respect to the generation business, in the second and third quarters of 2020 the SADI’s net demand for electricity decreased by 5.7% and 2.0% compared to the same periods of 2019, mainly due to the lower industrial and commercial activity resulting from the social lockdown. Furthermore, the tariff freeze and the social lockdown have generated delays in the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms to generation and hydrocarbon producers, reaching a maximum of 45 days in July 2020. Additionally, the SE instructed CAMMESA to suspend the automatic adjustment mechanism for the spot remuneration set by SE Resolution No. 31/20.

In the case of our generation projects, as a result of COVID-19, through Note NO-2020-37458730-APN-SE#MDP the SE instructed the temporary suspension of terms for the execution of the contracts under the RenovAr Programs (Rounds 1, 1.5, 2 and 3), former SE Resolution No. 712/09, former MEyM Resolution No. 202/16 and former SEE Resolution No. 287/17, as well as for projects within the framework of former MEyM Resolution No. 281/17. The instruction applies to projects which had not been previously commissioned as from March 12, 2020 and until September 12, 2020, both dates inclusive. Consequently, the temporary suspension of notices of non-compliance with the scheduled work progress dates was instructed, both regarding the increase in the contract performance bond and the imposition of the stipulated penalties, as applicable, under all agreements entered into pursuant to such resolutions. Furthermore, it ordered the temporary suspension of notices of breach upon failure to comply with the date scheduled for the commercial commissioning of projects with a dispatch priority under the terms of former MEyM Resolution No. 281/17, and of the collection of the amounts stipulated in the event of breach, in all cases keeping the timely granted dispatch priorities. In particular, the evolution of the measures resulting from COVID-19 has affected the execution of the works for CTB’s closing to combined cycle from the beginning. The stiffening of social lockdown measures experienced from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 passed by the Buenos Aires Chief of the Cabinet of Ministers’s Office, as amended, the Company resumed the execution of construction works following their critical path as from July 20, 2020.

·      As for the gas business, in the second and third quarters of 2020 gas production recorded a 9.0% and 10.2% year-on-year decrease, respectively, due to the restraining effects of the social, preventive and mandatory lockdown, combined with a higher efficiency of power generation facilities as a result of the renewable and thermal energy installed over the last three years. The average price of gas at wellhead in the second and third quarters of 2020 amounted to US$2.2 and US$2.4 per MMBTU, respectively, experiencing an approximate 35% decrease compared with the same periods of 2019. This decrease is mainly due to the lower prices tendered at CAMMESA’s monthly calls, the lower industrial activity and the diluting effect of inflation on the price of gas sold to distributors.

·      The economic recession caused by the spread of COVID-19, the significant decline in the demand for fuels and the disagreement between producers that are members of the Organization of Oil Exporting Countries (“OPEC”) and non-OPEC (“OPEC+”) producers resulted in a supply and storage crisis of such magnitude that the oil market was greatly impacted. The WTI showed a record drop, reaching -37.63 US$/bbl, whereas the Brent price fell below 20 US$/bbl. After the cutbacks on supply implemented by the OPEC and the OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained quotation above 40 US$/bbl as from mid-June. Even though domestic oil prices use international values as benchmarks, they have experienced a strong decline as a result of the collapse in demand. In this sense, on May 18, 2020, the Federal Government set a support price of 45 US$/barrel for the domestic production. However, this support price was suspended as a result of the increase in the Brent reference price.

·      With regards to the petrochemical business, during the second quarter of 2020 there was a significant decrease in the demand for certain products sold by the Company, such as styrene and octane bases and, to a lesser extent, polystyrene. As a result of these declines, the styrene and reforming plants halted production for 40 and 60 days, respectively, between May and June, whereas the polystyrene plant stopped production for 30 days in June. Furthermore, the production of rubber had to be suspended in the months of April and May as it was not considered an essential activity and in line with the shutdown of its main domestic customers, which impacted the recoverability of inventories of several raw materials and products for sale, generating the posting of an allowance for impairment of inventory for US$ 11 million. Sold volumes experienced a substantial improvement as from the third quarter of 2020 as a result of the recovery of the industrial activity and the international context.

The Argentine economy was in midst of a recession process, which was deepened by the described COVID-19 pandemic, with an accumulated 11.8% year-on-year fall in the GDP as of the third quarter of 2020, a 36.1% cumulative inflation (CPI) for 2020 and a 40.5% depreciation of the Peso against the U.S. dollar according to the Banco Nación’s exchange rate. Furthermore, stricter exchange restrictions were imposed, which affect the value of the foreign currency in existing alternative markets for certain exchange transactions that are restricted in the official market.

Additionally, the measures implemented by the Federal Government to contain the spread of COVID-19 have impacted our results of operations mainly by affecting the recoverable value of property, plant and equipment, intangible assets and inventories (see detail in Notes 1.2 and 11.1 to our Consolidated Financial Statements).

The Company’s management is continuously monitoring the evolution of variables that affect the Company’s business to define a course of action and identify potential impacts on our financial condition and results of our operations.

Notwithstanding the aforementioned, due to the recently adopted governmental measures, it is not possible to accurately quantify the duration of the restrictions, their evolution, their impact on the economy and, especially, how our business and the results of our operations will be affected in the future.

Measures Designed by the Company to Address the COVID-19 Outbreak

After declaration of the COVID-19 pandemic in March 2020, we adopted the World Health Organization recommendations, the Argentine Government’s policies and our QHSE Policy to reduce the risk of transmission of the disease and its impact and to maintain the operational continuity of our essential activities. In this sense, health and safety measures were promoted to raise our employees’ awareness of compatible symptoms and compliance with prevention protocols and plans for handling possible infections. In accordance with this, we performed the following strategic planning:

·	On February 27, 2020, a centralized Preventive Committee was set up, which established several internal practices with the participation of different areas of the Company to have a multidisciplinary vision in accordance with the rules and recommendations of government and health authorities. In turn, a local preventive committee was appointed in each asset to implement our directives, establish specific actions, and communicate them to the entire workforce;

·	Communication, training and support to our employees by email, Kaizala, billboards, social media, among others. Workshops with specialists were organized to address the main issues in this context, and EAP, a legal and psychological support service, was hired;

·	Remote working, minimizing our employees’ exposure and guaranteeing operational continuity for all work positions allowing it;

·	Our businesses' operational continuity: for activities deemed essential, work routines and shifts were modified to reduce the staff’s exposure, following a ‘bubble’ approach. Prevention and asset access protocols were updated, reinforcing hygiene measures, reorganizing the staff's transportation, and promoting the self-monitoring of symptoms. A rapid testing program was implemented at CTGEBA and CTEB and for HPPL and CTLL’s scheduled overhauls. An action worksheet and a contingency plan for suspected and confirmed COVID-19 cases were developed, establishing health corridors in each asset to offer a swift response and minimize the staff's affectation and activities. We organized training courses and action drills to verify the efficiency of protocols;

·	Hygiene measures: conditioning of ventilation systems, air disinfection by UV radiation, distancing in working positions, installation of alcohol dispensers, increased cleaning and disinfection frequency, delivery of personal protection and hygiene kits, among others; and

·	Flu immunization plan: we advanced our annual flu vaccination campaign in all assets, incorporating home vaccination to prevent personnel's movement at risk. Based on a thorough sensitization, communication and awareness effort, the immunization campaign showed a 69% increase compared to 2019.

It is worth highlighting that, despite the restrictions resulting from the ASPO, we continued with the overhaul works, and our second CC at CTGEBA was commissioned within the committed terms.

The ongoing circumstances of the current coronavirus outbreak (COVID-19), among others, will be key in determining the depth and the duration of the economic crisis in the world and in Argentina in particular, and therefore in our strategy, financial situation and results of operations.

Organizational structure

The following chart sets forth our corporate structure as of December 31, 2020:

PAMPA ENERGÍA
Pampa Inversiones
Pampa Participac.
Greenwind
P.E. del Fin del Mundo
TRANSELEC
CITELEC
Transener
TRANSBA
PHA
CIESA
TGS
Refinor
Hidroeléctrica Los Nihuiles
Hidroeléctrica Diamante
C.T. Piedra Buena
CPB Energía
Pampa Cogeneración
C.T. Barragán
Edenor
Enecor
Oleoductos del Valle
Termoeléctrica José de San Martín
Termoeléctrica Manuel Belgrano
Telcosur
Transporte y Servicios de Gas en UY
Gas Link
CTG Energía
Petrobras Argentina Suc. Bolivia
Pampa Energía Bolivia
Energía e Inversiones
Petrowayú
Inversora Mata
Corod Producción
Petrolera San Carlos
Oleoductos de Crudos Pesados LTD
Ecuador TLC
Energía Oper. ENOPSA
PE Energía Ecuador LTD
Pampa Comercializadora
Petroritupano
Petrokariña
Coroil
Petrolera Coroil
Cía. Anónima Mixta San Carlos
Oleoductos de Crudos Pesados
PE Energía Ecuador Suc.
Petrolera Mata
Petroven-Bras
Eletricidade Com

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martin and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] In process of merger. [3] Calculated based on issued shares. It includes shares bought on the open market. [4] In process of divestment. [5] PHA is the sole beneficiary of the CIESA Trust. [6] Pampa Comercializadora holds 1.25% direct stake of TGS. [7] Pampa Participaciones and Pampa Comercializadora hold each 0.0004% of Pampa Energia Bolivia. [8] Mixed companies.

Our Generation Business

Our power generation assets include: CTG, CTP, CTPP, CTLL, CTIW, CPB, CTGEBA, HPPL, EcoEnergía, PEPE II, PEPE III and interests in HINISA, HIDISA, PEMC y CTEB.

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2020, 2019 and 2018. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro + Wind
	HINISA	HIDISA	HPPL	PEMC	PEPE II	PEPE III
Installed Capacity (MW)	265	388	285	100	53	53	1,144
Market Share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%

Net Generation 2020 (GWh)	481	323	742	409	207	243	2,404
Market Share	0.4%	0.2%	0.6%	0.3%	0.2%	0.2%	1.8%
Sales 2020 (GWh)	482	323	737	409	207	246	2,404

Net Generation 2019 (GWh)	499	334	823	383	122	148	2,309
Variation Net Generation 2020-2019	-4%	-3%	-10%	+7%	+70%	+64%	+4%
Sales 2019(GWh)	500	334	822	383	130	159	2,328

Net Generation 2018 (GWh)	577	393	886	247	-	-	2,102
Variation Net Generation 2019-2018	-14%	-15%	-7%	+55%	N/A	N/A	+10%
Sales 2018 (GWh)	577	393	886	247	-	-	2,102

In US$/MWh
Avg. Price 2020	21	37	16	70	76	68	39
Avg. Gross Margin 2020	8	20	7	62	65	65	29

Sources: Pampa Energía S.A. and CAMMESA.

Note: gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.

Summary of Electricity Generation Assets	Thermal
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	ECO-ENERGÍA	CTEB	Subtotal	Total
Installed Capacity (MW)	765	361	30	620	100	100	1,253	14	567	3,811	4,955
Market Share	1.8%	0.9%	0.1%	1.5%	0.2%	0.2%	3.0%	0.03%	1.4%	9.1%	11.8%

Net Generation 2020 (GWh)	4,406	368	55	576	193	229	7,912	72	255	14,065	16,470
Market Share	3.3%	0.3%	0.0%	0.4%	0.1%	0.2%	5.9%	0.1%	0.2%	10.5%	12.3%
Sales 2020 (GWh)	4,399	418	55	575	193	229	7,946	89	255	14,159	16,563

Net Generation 2019 (GWh)	5,096	755	53	1,106	168	312	5,550	105	128	13,273	15,582
Variation Net Generation 2020-2019	-14%	-51%	+4%	-48%	+15%	-27%	+43%	-32%	+98%	+6%	+6%
Sales 2019 (GWh)	5,307	893	53	1,107	168	312	5,891	83	125	13,938	16,266

Net Generation 2018 (GWh)	4,748	1,674	134	753	192	274	4,859	108	-	12,743	14,845
Variation Net Generation 2019-2018	+7%	-55%	-61%	+47%	-13%	+14%	+14%	-3%	N/A	+4%	+5%
Sales 2018 (GWh)	4,748	2,227	134	753	192	274	5,457	110	-	13,897	15,999

In US$/MWh
Avg. Price 2020	36	42	123	43	N/A	125	27	58	N/A	47	46
Avg. Gross Margin 2020	33	13	90	12	N/A	100	17	19	N/A	36	35

Sources: Pampa Energía S.A. and CAMMESA.

Note: gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.

Summary of the committed expansion projects

Project	MW	Marketing	Currency	Date of Commissioning
Thermal
CTLL	15	SE Resolution No. 31/20	Pesos	Second Quarter of 2021 (estimated)
CTEB	280	PPA for 10 years	US$	CC: Second Quarter 2022 (estimated)
Total	295

Thermal Generation plants

CTLL

CTLL is located in the Province of Neuquén, which has an installed capacity of approximately 765 MW, representing approximately 1.8% of Argentina’s installed capacity. The plant was built in 1994 and consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to combined cycle and repowered in January 2018, a 105 MW General Electric aeroderivative gas turbine installed in May 2016 and the incorporation in August 2017 of a 105 MW General Electric gas turbine. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. From 1997 to 2020, CTLL’s average annual generation was 2,093 GWh, with a generation record high of 5,096 GWh in 2019, and a record low of 272 GWh in 2002.

CTGEBA

CTGEBA is located in Marcos Paz, Province of Buenos Aires. The plant began operating in 1999 and has two combined cycles, one with a 684 MW installed capacity, which consists of two gas turbines of 223 MW each and a 239 MW steam turbine, repowered in October 2020. The second combined cycle consists of a gas turbine of 182 MW, known as Genelba Plus, which was commissioned in 2009 under the Energy Plus Program and repowered in June 2019, as well as a 188 MW gas turbine incorporated in 2019 under the expansion to combined cycle process and steam turbine of 199 MW which was incorporated on July 2, 2020. CTGEBA’s combined cycle is sold in the spot market, whereas Genelba Plus’ gas turbine energy is sold under Energía Plus, and the new gas turbine incorporated in 2019 is sold in the spot market until the commissioning of the combined cycle, when it will start to be sold under a PPA. Currently, the total installed capacity of the CTGEBA complex amounts to 1,253 MW, which represents 3.0% of Argentina’s installed capacity. From 2000 to 2020, CTGEBA’s historical average annual generation was 4,913 GWh, with a generation record high of 7,912 GWh in 2020, and a record low of 3,438 GWh in 2001.

CPB

CPB is a thermal generation plant (which we own through our subsidiary Piedra Buena) located in Ingeniero White, Bahía Blanca, Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires.

CPB is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each, which represents 1.5% of Argentina’s installed capacity. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. CPB sells electricity to the spot market. From 1997 to 2020, CPB’s average annual generation was 1,987 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

CTG

CTG is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a total installed capacity of 361 MW, comprised of (i) 261 MW from steam generation units and (ii) 100 MW from a gas combustion turbine under the Energy Plus Program, which accounts for 0.9% of Argentina’s installed capacity. From 1993 to 2020, its average annual generation was 1,702 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 368 GWh in 2020.

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

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten Jenbacher (model JGS 620) gas-powered motor-generators, which accounts for 0.1% of Argentina’s installed capacity. From 2011 to 2020, its average annual generation was 114 GWh, with a generation record high of 156 GWh in 2017, and a record low of 53 GWh in 2019.

ECOENERGÍA

EcoEnergía is a co-generation power plant located at TGS’s General Cerri complex in Bahía Blanca, in the Province of Buenos Aires. The plant, consisting of a steam turbine with a power capacity of 14 MW, was commissioned in 2011, which accounts for 0.03% of Argentina’s installed capacity. The plant sells electricity in the Energía Plus market. From 2011 to 2020, EcoEnergía’s average annual generation amounted to 87 GWh, with a generation record high of 108 GWh in 2018, and a record low of 20 GWh in 2011.

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017.

The plant, which was built under SEE Resolution No. 21/2016, has a total power capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. and is made up of six cutting-edge Wärtsilä engines with an approximate 43% performance rate. The annual average energy generation for the period from 2018 to 2020 was 184 GWh. Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Complex. The power plant has storage tanks for fuel oil which may be used as alternative fuel.

CTIW

CTIW is located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, and consists of six high-efficiency Wärtsilä engines, with a total power installed capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. CTIW is able to fire either natural gas or fuel oil. Engines are high-efficiency, with a 46% performance rate.

The power plant is interconnected to the 132 kV grid through a substation owned by Transba. Liquid fuel supply is made using CPB’s discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities. On December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to a PPA executed between CAMMESA and Pampa, as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE. The annual average energy generation for the period from 2018 to 2020 was 272 GWh.

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

CTEB is a thermal plant with dual fuel, natural gas or gas oil. From 2012 to 2020, the average annual generation amounted to 1,327 GWh, with a high generation record of 2,093 GWh in 2016, and a low record of 255 GWh in 2020.

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

HINISA

We own Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265 MW, which represents 0.6% of the installed capacity in Argentina, located in the Province of Mendoza.

HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from the Los Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System covers a total distance of approximately 40 km with the grid’s height ranging from 440 m to 480 m. In addition, HINISA owns 4.6% of the capital stock of TJSM and 4.6% of the capital stock of TMB. From 1990 to 2020, the average annual generation was 807 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (481 GWh) recorded in 2020.

The Province of Mendoza, through EMESA, currently owns Class D shares representing 10.20% of the capital stock of HINISA and Class C shares representing 37.76% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares. Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, we would be required to sell our Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares. Assuming that the Province of Mendoza sells its 37.76% interest in HINISA, and consequently we are required to sell our Class B shares (representing 20,41% of the capital stock of HINISA), we would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA. We have no control over the timing of the Province of Mendoza’s proposed sale or the price at which we would be required to sell our Class B shares of HINISA. As a result, such shares may be sold at a time and price per share that is adverse to our interests. As of the date of this annual report, the Province of Mendoza had expressed no intention to modify HINISA’s by-laws. See “Item 3. Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA, if the Province of Mendoza sells its participation in HINISA.”

HIDISA

We own, directly and indirectly, 61% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388 MW, which represents 0.9% of the installed capacity in Argentina, located in the Province of Mendoza.

HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA owns 2.4% of the capital stock of TJSM and 2.4% of the capital stock of TMB. From 1990 to 2020, the average annual generation has been 545 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

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

HPPL

A 30-year concession fully-owned by Pampa, it was awarded for hydroelectric power generation at HPPL beginning in August 1999. The HPPL complex has three electricity generating units with an installed capacity of 285 MW, and is located in the Comahue region, Province of Neuquén. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 m above sea level. From 2000 to 2020, HPPL’s average annual generation was 950 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016.

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

Renewable Energy

PEMC

On April 18, 2016, we acquired 100% of Greenwind, for an amount of US$2.1 million. Greenwind is a company incorporated under the laws of Argentina whose purpose was to develop the PEMC. For such purpose, Greenwind has the legal right to use and obtain a profit from over 1,500 hectares of land where wind measurements have been taken for the last five years.

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

The PEMC is located at Corti, 12 miles from the City of Bahía Blanca, Province of Buenos Aires. The PEMC consists of 29 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. The PEMC contributes 100 MW of renewable energy to the national Argentine grid, which represents 0.2% of the installed capacity in Argentina.

On June 8, 2018, CAMMESA granted the commercial commissioning of PEMC, which was obtained before the date originally stipulated in the PPA executed with CAMMESA under the RenovAr Program (for more information, please see “The Argentine Energy Sector – RenovAr Program”). Since 2018, PEMC generated 346 GWh.

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

PEPE II has an installed capacity of 53 MW, which represents 0.1% of the installed capacity in Argentina. During 2020, PEPE II generated 207 GWh.

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

PEPE III has an installed capacity of 53 MW, which represents 0.1% of the installed capacity in Argentina. During 2020, PEPE II generated 243 GWh.

PEPE IV

The PEPE IV project was announced on May 23, 2018. This project was to be located at the Las Armas area, in the Municipality of Maipú, Province of Buenos Aires, with a gross power capacity of 53 MW. PEPE IV obtained the dispatch priority as established in Resolution ME&M No. 281-E/17 and committed to begin its commercial operations in June 2019.

However, as a result of events occurred during 2019, including the devaluation of the Peso and the increase in interest rates, which resulted in macroeconomic instability, the Company requested an extension of the term to initiate the commercial operations, in order to (i) evaluate the feasibility of the project under the new economic conditions and (ii) negotiate certain changes proposed by work contractors and equipment suppliers. In this context, and based on a thorough evaluation of the renewable projects in progress, on September 11, 2019 the SSERyEE instructed CAMMESA to temporarily suspend the claims for non-compliance, and demanded the Company to extend the validity of the US$12.5 million guarantee for a term of 180 days. On October 4, 2019, the Company complied with the requested extension. On October 9, 2019, the SSERyEE cancelled the suspension. On October 30, 2019, CAMMESA served the Company with a formal claim for the payment of certain amounts associated with the postponement of the commercial commissioning of the project and its relocation, and alternatively would enforce the guaranty if such payments were not performed. The Company rejected the claim served by CAMMESA awaiting SGE’s consideration of the extension request, and, on December 9, 2019 it entered into an agreement with CAMMESA establishing a negotiation period until January 31, 2020, during which CAMMESA should suspend the guarantee’s execution. The agreement term was extended until January 31, 2021. Despite the expiration of the extension it is contemplated that it will be re-extended once CAMMESA receives the corresponding instruction from the SE.

Our Oil and Gas Business

Exploration and Production

Our strategy is to develop profitable oil and gas reserves with social and environmental responsibility. In this segment, we are focused on three main objectives: (i) development and monetization of unconventional gas reserves; (ii) exploration for reserves replacement; and (iii) optimization of operations and existing infrastructure as leverage for new projects.

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

As of December 31, 2020:

·	our combined crude oil and natural gas proved reserves were 141.8 million barrels of oil equivalent, 49% of which were proved developed reserves. Natural gas accounted for approximately 90% of our combined proved reserves and liquid hydrocarbons for 10%;

·	our combined oil and gas production in Argentina averaged 45.0 thousands of barrels of oil equivalent per day, considering continuing operations. Crude oil accounted for approximately 4.4 thousands of barrels of oil equivalent per day, while natural gas accounted for approximately 244 million standard cubic feet per day, or 40.6 thousands of barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent; and

·	we hold a 2.1% direct interest in OldelVal. OldelVal operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries located in the pipeline’s area of influence.

During 2020, according to the ME&M, gas gross production in Argentina decreased by 7% (4.4 billion cubic feet per day on average), whereas oil gross production decreased 7% and stood at 484 thousand barrels per day (on average).

In December 2020, according to the ME&M, our consolidated oil and gas production accounted for approximately 1% and 6% of total oil production and gas production in Argentina, respectively.

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

Key Information Relating to Oil and Gas

As of December 31, 2020, we had interests in 18 areas, joint operations (UTEs) and agreements in Argentina: 13 oil and gas production areas and 5 exploration blocks located within exploration areas or pending authorization for production. As of December 31, 2020, we were directly the contractual operator of eight of the 18 blocks in which we hold equity interest.

Acreage

As of December 31, 2020, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by the Company, its subsidiaries, joint operations and associates.

	Acreage (*)
	Production (1)		Exploration (2)
	Gross(4)	Net (3)	Gross(4)	Net (3)
	(in thousands of acres)
Argentina	1,122	385	223	98

(1) Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2) Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3) Adjusted at our working interest ownership in the gross acreage.

(4) Does not include Borde del Limay, Los Vértices, Aguada Pavón and Río Limay Este areas, which are in the process of relinquishment.

(*) In Estación Fernández Oro and Anticlinal Campamento areas the acreage of the drainage radius of the drilled wells is considered.

Productive Wells

As of December 31, 2020, our total gross and net productive wells were as follows. The table includes the total gross and net productive wells by the Company and its subsidiaries, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina	463	149	395	184	858	333

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Refers to the number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

Drilling Activities

In 2020, our investment plans were highly affected by the COVID-19 pandemic and the imposed restrictions.

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

	Year ended December 31,
	2020	2019	2018
	Argentina
Gross wells drilled:
Production:
Development wells:
Oil	14	39	31
Gas	1	9	31
Dry wells
Total	15	48	62

Exploration:
Discovery wells:
Oil	0	1	2
Gas	0	2	2
Dry wells	-	-	-
Total	0	3	5

Net wells drilled:
Production:
Development wells:
Oil	4	11	8
Gas	0	5	17
Dry wells	-	-	-
Total	4	16	25

Exploration:
Discovery wells:
Oil	0	1	1
Gas	0	2	1
Dry wells	-	-	-
Total	0	3	1

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

In 2020, the COVID-19 pandemic and the imposed restrictions limited the drilling and development activity that was planned originally, affecting production goals. Nevertheless, overall gas production fell only 6%, mainly due to the production growth of 8% in El Mangrullo field, which accounts for 65% of our production. This was achieved due to the successful 2019 drilling campaigns, together with the expansion of the gas evacuation facilities.

Drilling activities in the main gas fields were postponed due to the pandemic and the imposed restrictions. The main drilling activity was concentrated in the oil fields of El Tordillo, in the Golfo San Jorge Basin, and Gobernador Ayala, in the Neuquén Basin. El Tordillo drilled 3 wells before the imposed restrictions, in the first quarter of 2020. Gobernador Ayala drilled 11 wells in the first and fourth quarters of the year, when the imposed restrictions had not been in place or had been lightened.

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

During 2020, our production was concentrated in three basins: the Neuquén, San Jorge and Noroeste. In Argentina, we own 483,000 net acres, and in the Neuquén basin — the most important basin in the country in terms of oil and gas production —we own approximately 369,000 net acres (representing 77% of our total acres). Our most important fields in the Neuquén basin are El Mangrullo, Sierra Chata, Río Neuquén and Rincón del Mangrullo. As of December 31, 2020, we lifted hydrocarbons from 858 productive wells in Argentina.

For the year 2020, our average daily production was 4,418 barrels of crude oil and 244 million cubic feet of natural gas. Argentine oil production decreased by 11% and gas production decreased 6% compared to 2019 average.

The following table sets forth our oil and gas production during 2020. Production figures represent our working interest in production (and are therefore net to the Company). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2020. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

			2020 Production
Production Blocks	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration

El Mangrullo	Neuquén	NQN	17	58,338	9,740	Pampa	100.00%	2053
Sierra Chata	Neuquén	NQN	29	6,312	1,082	Pampa	45.55%	2053
Río Neuquén	Neuquén/Río Negro	NQN	169	11,788	2,133	YPF	33.07%(4)/31.42%(5)	2027/2051
Rincón del Mangrullo (6)	Neuquén	NQN	23	9,836	1,662	YPF	50.00%	2052
Estación Fernández Oro	Río Negro	NQN	3	174	32	YPF	15.00%(7)	2026
Anticlinal Campamento	Neuquén	NQN	-	83	14	Oilstone	15.00%(8)	2026
Río Limay Este (Ex Senillosa)	Neuquén	NQN	-	-	-	Pampa	85.00%	2040
Aguaragüe(9)	Salta	NOA	91	2,286	472	Tecpetrol	15.00%	2023/2027
El Tordillo	Chubut	CGSJ	866	298	915	Tecpetrol	35.67%	2027
La Tapera – Puesto Quiroga	Chubut	CGSJ	19	-	19	Tecpetrol	35.67%	2027
Gobernador Ayala	Neuquén	NQN	287	-	287	Pluspetrol	22.51%	2036
Veta Escondida - Rincón de Aranda	Neuquén	NQN	28	-	28	Pampa	55.00%	2027
Los Blancos(10)	Salta	NOA	86	-	86	High Luck	50,00%	2045
Total			1,617	89,117	16,470

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1)	In thousands of barrels of oil equivalent.
(2)	Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. In millions of cubic feet.
(3)	In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

(4) Province of Neuquén.

(5) Province of Río Negro.

(6) Does not include Vaca Muerta formation.

(7) Over 13 wells.

(8) Over nine wells.

(9) Includes San Antonio Sur, expiring in 2023, and Aguaragüe, expiring in 2027.

(10) Exploitation concession as from October 15, 2020.

The following table sets forth the production of oil and gas in Argentina and outside for the relevant periods:

	Year ended December 31,
	2020		2019		2018
Argentina	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Río Neuquén (3)	169	11,788	216	15,287	260	15,813
El Mangrullo (3)	17	58,338	23	53,631	27	35,841
Rincón del Mangrullo (3)	23	9,836	46	14,991	67	23,414
Other blocks	1,409	9,154	1,475	10,574	1,494	12,333

Total	1,617	89,117	1,760	94,483	1,848	87,401

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

The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2020, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

			2020 Production
Blocks/UTE	Location	Basin	Oil kbbl	Gas mcf	Total kboe	Operator	Interest	Expiration
Parva Negra Este	Neuquén	NQN	-	96	16	Pampa	42,50%	2019(1)
Rio Atuel	Mendoza	NQN	-	-	-	Petrolera El Trébol	33,33%	2020(1)
Las Tacanas Norte	Neuquén	NQN	-	-	-	Pampa	90,00%	2023
Borde del Limay	Neuquén	NQN	-	-	-	Pampa	85,00%	2015(2)
Los Vértices	Neuquén	NQN	-	-	-	Pampa	85,00%	2015(2)
Total Exploration Blocks			0	96	16
Total Production in Argentina			1,613	88,969	16,441

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Under extension process.

(2) Relinquishment process.

As of December 31, 2020, we held interests in approximately 323,000 gross exploration acres in Argentina. Due to the COVID-19 pandemic and the imposed restrictions, no exploratory wells were drilled in 2020.

Cost of Sales, Revenues and Price

Cost of Sales, Royalties and Depreciation

The following table sets forth our average cost of sales, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2020, 2019 and 2018. This table includes our net share of production, joint operations and associates.

	Year ended December 31,
Argentina	2020	2019	2018
	(in US$ per barrel of oil equivalent)

Production cost	6	8	6
Royalties	2	3	4
Depreciation	7	6	4
Total	15	17	14

Revenues

The following table sets forth revenues for the oil and gas exploration and production business segment by geographic area for the fiscal years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018(*)
Argentina
	(in millions of US$)

Oil	64	98	148
Gas	219	342	434
Others	11	8	5
Total	294	448	587

(*) Includes discontinued operations.

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2020	2019	2018
Argentina
Oil (In US$ per barrel of Oil)	40	54	23
Gas (In US$ per thousand cubic feet)	2	4	4

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

Under the Plan Gas.Ar tender launched at the end of 2020 by the Argentine Government, Pampa committed to produce at least 7.0 million m3/day of base production, of which 70% are at Plan Gas.Ar price of 3.6 dollars per million BTU, plus 1.8 million m3/day of additional production during the winter, 100% at Plan Gas.Ar price of 4.7 million dollars per million BTU.

The remaining committed volume will be allocated to CAMMESA’s monthly tenders, exports, industries and the spot market.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The evaluation of our reserves covered the reserves located in areas operated and non-operated by the Company. The proved oil and natural gas reserves were estimated in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. GaffneyCline performed an independent audit of 98% of our estimated proved reserves as of December 31, 2020. We provided all information required during the course of the audit process to the satisfaction of GaffneyCline. See the Reserves Report by GaffneyCline, dated February 2, 2021 included as Exhibit 13.2 to this annual report. As of December 31, 2020, 2019 and 2018, 98%, 94% and 83%, respectively, of our estimated proved reserves were audited by GaffneyCline.

 As of December 31, 2020, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 141.8 million boe (13.5 million boe of liquid hydrocarbons and 769.5 billion cubic feet, or 128.3 million boe, of natural gas), of which 743.1 billion cubic feet were estimated to be sales gas and 26.4 billion cubic feet were estimated to be consumed as fuel gas in operation (which are included in our total natural gas proved reserves). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 10% and 90%, respectively, of our total proved reserves as of December 31, 2020. The reserves outside Argentina (Venezuela) were reclassified as contingent in December 2016, due to profitability and the economic situation of Venezuela.

As of December 31, 2020, proved developed reserves of crude oil equivalent represented 49% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately nine years of production at 2020 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2020, including joint operations and associates.

	Reserves as of December 31, 2020
Reserves Category	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (million boe)

Proved Developed	7.8	372.0	69.8
Proved Undeveloped	5.8	397.5	72.0

Total proved reserves	13.5	769.5	141.8

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

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2020, 2019 and 2018.

	2020		2019		2018
	Millions of barrels of oil equivalent (1)	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves

Proved developed reserves	69.8	49.2%	70.8	52.3%	77.5	59.4%
Proved undeveloped reserves	72.0	50.8%	64.6	47.7%	52.8	40.6%

Total Proved Reserves	141.8	100%	135.4	100%	130.3	100%

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

Throughout the first quarter of 2020, nine wells were drilled in El Tordillo, Gobernador Ayala and Aguaragüe areas to change from proven undeveloped reserves to proven developed reserves. Afterwards, the activities were suspended due to prevention measures related to Covid-19. On October 15, 2020, the Province of Salta issued Executive Order No. 662/20, granting Pampa and High Luck Group Limited an exploitation concession over Los Blancos’ block for a 95 km2 area and a term of 25 years as from its publication date, and relinquishing the exploration permit for the 801 km2 remaining area of the Chirete block. In El Mangrullo area, the compression facilities were improved in order to increase the gas recovery factor and proven undeveloped reserves were added due to the production performance of Vaca Muerta’s shale gas wells.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. As of December 31, 2020, the reserves in Venezuela were reclassified as contingent resources since December 2016 because of profitability and the economic situation of such country.

Reserves Evolution

The table below sets forth total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes our net share of the proved reserves of our joint operations and associates.

	Crude oil, condensate and natural gas liquids	Natural gas

	Argentina		Combined
	(in thousands of barrels)	(in millions of cubic feet)	(in million boe) (1)
Total proved developed and undeveloped reserves as of December 31, 2018	14,997	691,965	130.3
Proved developed reserves as of December 31, 2018	9,179	409,782	77.5
Increase (decrease) originated in:
Revisions of previous estimates	-645	1,247	-0.4
Improved recovery	-	3,530	0.6
Extensions and discoveries	970	128,832	22.4
Year’s production	-1,771	-94,491	-17.5
Total proved developed and undeveloped reserves as of December 31, 2019	13,551	731,082	135.4
Proved developed reserves as of December 31, 2019	8,805	372,000	70.8
Increase (decrease) originated in:
Revisions of previous estimates	152	25,633	4.4
Improved recovery	44	57,119	9.6
Extensions and discoveries	1,406	44,824	8.9
Year’s production	-1,627	-89,140	-16.5
Total proved developed and undeveloped reserves as of December 31, 2020	13,526	769,519	141.8
Proved developed reserves as of December 31, 2020	7,761	371,999	69.8
(1) Gas converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

As of December 31, 2020, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 141.8 million boe (13.5 million boe of liquid hydrocarbons and 769.5 billion cubic feet, or 128.3 million boe, of natural gas), representing a 5% increase compared to proved reserves as of December 31, 2019 (a decrease of 0.2% and an increase of 5% for liquid hydrocarbons and natural gas, respectively).

During 2020, previous estimates of our fields located in Argentina were subject to revisions representing an increase of 4.4 million boe mainly attributable to better production performance in the El Mangrullo area and to adjustments of production estimates in Aguaragüe, Rincón del Mangrullo, Sierra Chata, Río Neuquén and Rincón de Aranda areas, extension and discoveries increased by 8.9 million boe through drilling activities, mostly in El Mangrullo, Chirete-Los Blancos, and El Tordillo areas. In addition, an increase of 9.6 million boe was attributable to improved recovery in El Mangrullo area.

As of December 31, 2020, 49% of our proved reserves were developed, while 51% were undeveloped. Proved developed reserves were 69.8 million barrels of oil equivalent. During 2020, we invested US$ 5.8 million to convert approximately 2.8 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 11% increase in our proved undeveloped reserves in 2020 compared to 2019 was mainly attributable to:

(1)	the conversion of approximately 2.8 million boe of proved undeveloped reserves to proved developed reserves, mainly through drilling and workovers activities performed in our production areas in the Neuquén basin, mainly in El Mangrullo, and Gobernador Ayala areas, Aguaragüe in the Northwestern basin and El Tordillo area in the Golfo San Jorge basin;

(2)	extensions and discoveries, through additional drilling activities, mainly in the El Mangrullo area and the Gobernador Ayala area in the Neuquén basin, in Chirete–Los Blancos area in the Northwestern basin and El Tordillo area in the Golfo San Jorge basin, which resulted in the addition of 8.5 million boe of proved undeveloped reserves. The drilling activities of proved undeveloped reserves shale gas added in El Mangrullo area belong to Vaca Muerta’s reservoirs; and

(3)	an increase of 1.7 million boe of proved undeveloped reserves, came from positive revisions of previous estimates and adjustments to production estimates based on performance of drilling activities, mainly in El Mangrullo, Rincón del Mangrullo and Gobernador Ayala areas, and came from negative revisions mainly in Sierra Chata area.

The activities described in items (1), (2), and (3) above resulted in a net increase of 7.4 million boe in our proved undeveloped reserves in 2020 compared to 2019.

As of December 31, 2020, our proved undeveloped reserves were 72.0 million boe, all of which corresponded to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 96% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance of 4% will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 2.5 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists, and engineers. A Reserves Coordinator (Coordinador de Reservas or RC), safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimations seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our Reserves Report is a member of the Society of Petroleum Engineers, with over 30 years of experience in exploration and production activities. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director.

The reported hydrocarbon reserves were estimated based on professional, geological, and engineering judgment and on information available prior to December 31, 2020. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

The estimation of reserves is imprecise due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be appraised for the purpose of verifying exactness.

There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserves data set forth in this annual report solely represents estimates of our proved oil and gas reserves. Reserves engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of reserves estimates stems from available data, engineering and geological interpretation and judgment of reserves and reservoir engineering. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserves estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may prove to be incorrect over time. Estimates of future prices, costs and production volumes are subject to uncertainties and may prove to be incorrect over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot provide assurances that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this annual report.

We replace our reserves through the acquisition of producing fields, exploration, and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves”. We prove up reserves with reservoir management techniques, such as appraisal wells, water flooding, and enhanced oil recovery projects. The reservoir management techniques currently used are appraisal wells, water injection, and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells, and reservoir numerical stimulation are also used.

About the Independent Reserves Engineers Firm

GaffneyCline has more than 50 years of excellence in energy consulting, with extensive experience in the world's oil basins in estimating and auditing reserves and resources. GaffneyCline focuses solely on the petroleum and energy industry, and specializes in the provision of policy, strategy, technical and commercial assistance to governments, financial institutions, and national and international oil, gas and energy companies worldwide. The provision of Reserves and Resources assessments is a core component of GaffneyCline’s business. GaffneyCline is fully familiar with the SEC regulations regarding oil and gas reserves (17 CFR Part 210 Rule 4-10 (a)). GaffneyCline employs a combination of commercial and technical professionals in main offices in the United Kingdom, United States and Singapore, with supporting offices in Argentina, Australia and Brazil. This staff encompasses all upstream technical disciplines (geology, geophysics, petrophysics, reservoir engineering, drilling and completion and development planning / facilities engineering), with midstream and downstream engineering and economics, commercial, legal and business strategy professionals to complement its technical staff.

The Reserves Report covered 98% of our estimated total proved reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent Reserves Engineers Firm independently audited reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the Reserves Report based upon its evaluation. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Our estimated proved reserves as of December 31, 2020 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

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

We have expressed with the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed-capital companies has ceased and that we are willing to negotiate the transfer of our shares to CVP. As a result, we are currently unable to obtain accurate information about the mixed-capital companies in Venezuela and, consequently, have not disclosed information on oil and gas activities regarding Venezuela for the years ended December 31, 2018, 2019 and 2020.

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

During 2018, EcuadorTLC collected the agreed amount and waived (without this implying an admission of facts or rights) the proceedings brought in the Ecuadorian Internal Revenue System Claims, and the Ecuadorian Government has made the withholding to cancel all tax debts. On September 20, 2019, through an official letter issued by the Ministry of Labor, EcuadorTLC was notified of the payment on employee participation profits from 2002 to 2010, to the former consortium workers.

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

The OCP Agreement expired on November 10, 2018, and, therefore collaterals held to ensure compliance with related financial commitments were gradually released as those commitments became extinguished. As of December 31, 2019, we do not hold any collateral in this respect.

OCP

In 2001, the Ecuadorian government awarded to OCP the rights to construct and operate for a 20-year term the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2018, we held an 11.42% interest in OCP. As of the date of this annual report, OCP’s other shareholders were Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V. The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day are committed under transportation agreements that include a Ship or Pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed in 2003, when it began operations. As of the date of this Annual Report, we have a 15.91% equity interest in OCP.

Our subsidiary, Ecuador TLC, entered into a transportation agreement with OCP that includes a Ship or Pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, beginning in November 2003. For more information, see “—Others—Ecuador”.

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

On April 8, 2020, a force majeure event occurred, consisting of the sinking and landslide in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system.

As of December 31, 2020, OCP recorded a total of US$ 33 million as environmental cleanup and remediation costs, of which it expects to recover US$ 13 million from insurance companies. As of the date of this annual report, OCP has filed the claims with the applicable insurance companies and has received the first disbursement for US$ 2 million.

Additionally, on June 4, 2020, a contract for the implementation of the specific mutual support agreement was entered into between Petroecuador and OCP, which stipulated that the costs incurred in mitigating and remediating the social and environmental effects resulting from the force majeure event would be reimbursed by the other party proportionately to the spilled hydrocarbon volumes. To such effect, the Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources established a 43% percentage for OCP.

The Company has performed recoverable amount tests for its investment in OCP as of December 31, 2020, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, which extends until 2023, and a 15.01% discount rate, generating recognition of a US$ 0.1 million reversal in the recognized impairment loss.

Contingent liabilities in OCP

On January 16, 2020, OCP was served notice of an arbitration claim filed by Oxy Oleoducto SOP LLC (Oxy) requesting a compensation. On March 9, 2020, OCP S.A. answered the notice by rejecting the claims and filing a counterclaim. On November 24, 2020, Oxy and OCP entered into an agreement terminating, effective December 1, 2020 and by means of a joint waiver, the arbitration proceeding heard before the International Centre for Settlement of Investment Disputes regarding the Transportation Agreement known as ISTA.

Furthermore, upon the occurrence of the above described force majeure event, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first instance by Orellana’s Provincial Court of Justice. As of the date of this annual report, this proceeding is pending resolution. Even though there is a low probability that this claim will be upheld, a second-instance judgment may only make a declaration of constitutional rights, which would not involve the recognition of any economic value.

Oldelval

In line with our strategy to focus our resources on core businesses, on November 2, 2018 we executed an agreement with ExxonMobil Exploration Argentina S.R.L. (“ExxonMobil”) for the sale of 21% of the capital stock of Oldelval, which closed on November 27, 2018. As a result, as of December 31, 2018, we held a 2.1% interest in Oldelval.

Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence.

Our Petrochemicals Business

Our petrochemical operations are entirely based in Argentina where we own three high-complexity plants producing styrene, SBR and polystyrene, with a domestic market share ranging between 85% and 98%. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and SBR.

The petrochemicals division has the following assets:

·	an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG), which is used as raw material, and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and
·	a polystyrene plant located in the city of Zárate, Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

The following table sets forth main indicators of sales by major product for the petrochemical’s division in Argentina for the fiscal year ended December 31, 2020 and 2019:

	2020	2019
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	47	55
SBR	37	27
Polystyrene	47	44
Others	205	217

Styrene Division

As of December 31, 2020, monomer styrene sales volumes totaled 39 thousand tons, representing a decrease of 13% compared to 2019 and polystyrene sales volumes totaled 47 thousand tons, experiencing a 6% increase compared to 2019 in domestic sales associated with the market downsize, and a 12% decrease in exports.

In 2020, rubber sales totaled 37 thousand tons and the sales volume increased by 39% compared to 2019, due to an increase of exports to Brazil.

Reforming Gasoline Division

Sales of intermediate gasoline and naphtha during 2020 totaled 140 thousand tons, decreasing by 11% compared to 2019, associated with the drop in fuel consumption resulting from the lockdown.

Sales of aromatics, hexane and paraffinic solvents during 2020 totaled 52 thousand tons, which represented a 6% increase compared to 2019, partially offset by the lower dispatched volume of octane bases. Propellant gas (LPG included) sales totaled 9 thousand tons in 2020, representing a 7% decrease compared to 2019.

Our Holding and Other Business

Our holding and other business segment is comprised, among other holdings, of our direct and indirect interest in TGS, Argentina’s major gas transportation company, which owns a 9,231 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of one million tons a year. Furthermore, we jointly control Transener with IEASA. Transener is a company that operates and maintains the Argentine high voltage transmission grid covering 14.5 thousand km of proprietary lines, as well as 6.6 thousand km of Transba-owned high voltage lines. Transener transports 85% of the electricity in Argentina. In addition, we participate in the refining and distribution operations through Refinor, which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25.8 thousand oil barrels per day and a commercial network of 91 gas stations.

Our Interest in TGS

TGS is the most important gas transportation company in Argentina, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of Natural Gas Liquids (“NGL”) for both domestic and export markets, conducting its business from the General Cerri Complex located in Bahía Blanca, in the Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also acted in the telecommunications area through its controlled company Telcosur. As of December 31, 2020, Pampa holds a 27.7% interest in TGS.

Description of TGS’s Business Segments

Regulated Segment: Gas Transportation

In 2020, revenues from this business segment amounted to Ps.23,502 million, evidencing a 24% decrease compared to the Ps.30,796 million recorded in 2019. This decrease is mainly due to the deferral of the semiannual update which should have applied since October 2019, April and October 2020, compared to inflation’s evolution. These effects were partially offset by the higher deliveries of natural gas on an interruptible basis.

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

In 2020, 81% of TGS’s average daily deliveries of natural gas were made under firm transportation agreements, whereas the rest were made under interruptible service, and exchange and displacement agreements. Furthermore, as of December 31, 2020, the total capacity hired on a firm basis amounted to 82.4 million m3/day with a weighted average life of 11.5 years. In 2020, the daily average injection of natural gas into the gas pipeline system operated by TGS amounted to 68.2 million m3/day, a volume 8% lower compared to 2019, mainly due to lower activity as a result of the decline in prices and a lower demand of the impact of the COVID-19. In this scenario, TGS’s gas pipeline system was fairly responsive to meet demand needs.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and selling of gas liquids is not regulated by ENARGAS. In 2020, this segment’s revenues accounted for 49% of TGS’s total revenues. In 2020, revenues from sales amounted to Ps.27,597 million (in real terms, 12% lower than in 2019). The decrease in revenues from sales is mainly attributable to the decline in international reference prices as a result of the COVID-19 pandemic and the mismatch between the inflation reflected in the restated financial information and the devaluation during the period over US$-denominated sales. These effects were partially offset by higher ethane, propane and butane sales.

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

During fiscal year 2020, total sales volumes reached 1,145,375 tons, 10% higher than in 2019, 33% of which were destined to exports. Out of the total sales to the domestic market, 77% were made at US$-denominated prices. With respect to the foreign market, in 2020 average sales prices for natural gasoline, butane and propane experienced 31%, 16% and 15% decreases, respectively, mainly as a result of the decline in international reference prices from the beginning of the COVID-19 pandemic.

Furthermore, pursuant to the PEN Executive Orders No. 793, 865/18 and 488/20 a duty was imposed on the export of LNG, among other products.

In the domestic market, during 2020, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement, which prices are regulated by a set of resolutions, provisions and agreements. The participation in these programs forces TGS to sell at prices ostensibly lower than market prices, which, under certain conditions, results in negative operating margins. Furthermore, as a result of the participation in these programs, the Federal Government has to reimburse to TGS an economic compensation denominated in Argentine Pesos, which is currently being collected with delays. Outside these programs, TGS sold 198,127 tons of propane and 34,504 tons of butane, mainly to the reseller market, and, to a lower extent, to the industrial, propellant and automotive market.

Furthermore, in 2020, TGS continued selling ethane under the long-term agreement entered into with Polisur in September 2018. This agreement stipulates commercial guidelines with improvements in the TOP clause, which guarantees for TGS a gradual increase in sales volumes over the first five years of the contract. During fiscal year 2020, there was a significant increase in the volume of ethane sold to Polisur, which amounted to 360,870 tons under the current agreement, 27% higher than in 2019, due to the June 2019 accident that prevented the customer from processing the product in its plant during this period, with sales returning to normal in October 2019.

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

This segment represented 9% of TGS’s total income in 2020. Revenues from sales, increased by 25% in real terms as compared to 2019, which is mainly due to more transports and refurbishment services of natural gas in Vaca Muerta and to the effect of the Peso devaluation under the sales in U.S. Dollars, which were partially offset by lower construction, compression and treatment services.

The construction of the 147-km gathering pipeline in the Vaca Muerta formation initiated in April 2019, and its commissioning was successfully concluded throughout 2019, with a total transportation capacity of 60 million m3 per day and a conditioning plant with an initial capacity of 5 million m3 per day.

Regulatory Framework of Midstream

Regulations Specifically Applicable to Gas Main Pipeline Transportation

RTI

Public Emergency and Exchange Rate Regime Reform Law No. 25,561, enacted in January 2002 and extended on several occasions until December 31, 2017, provided for the conversion into Pesos of utility service tariffs; consequently, the transportation tariff remained unchanged in Pesos as from 1999, despite the sharp increase in price indexes and operating costs. This mismatch directly affected the operating costs of this business segment, deteriorating its economic and financial condition. From 2002 to 2015, TGS only had two tariff increases: 20% as from April 2014, as a result of the implementation of the transitory agreement entered in 2008; and, in May 2015, a 44.3% increase in the natural gas transportation tariff and a 73.2% increase in the CAU.

To normalize the segment, on February 24, 2016 TGS entered into a transitory agreement with the Federal Government and, consequently, on March 29, 2016, the MEyM issued Res. No. 31/16 which, among other measures, instructed ENARGAS to conduct the RTI process and to grant a transitory tariff increase to be charged against the RTI. Within this framework, on March 31, 2016 ENARGAS passed Res. No. 3724/16 approving a 200.1% increase in tariff schemes effective as from April 1, 2016, applicable to the natural gas transportation utility service and the CAU. However, on August 18, 2016, the Supreme Court of Justice of the Argentine Nation established the obligation to perform a public hearing for setting tariffs and prices without market intervention, and declared the nullity of MEyM Res. No. 28/16 and 31/16 regarding residential users; therefore, tariff schemes were taken back to the values effective as of March 31, 2016. The public hearing took place on October 6, 2016. Consequently, ENARGAS approved a 200.1% transitory tariff increase effective from October 7, 2016, executing the investment plan and restricting dividend distribution (Resolution No. 4054/16).

In December 2016, the public hearing required for the RTI process took place. On March 30, 2017, under ENARGAS Res. No. I-4362/17, a transitory tariff scheme was approved, with a 214.2% and a 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable as of April 1, 2017. The RTI contemplates a semiannual non-automatic tariff adjustment mechanism subject to the IPIM published by the INDEC. As a result, TGS executed the 2017 Comprehensive Memorandum of Understanding and the 2017 Transitory Agreement to implement the tariff update; to such effect, ENARGAS Res. No. 4362/17 was issued, which applied the tariff increase resulting from the RTI in three stages, 58% in April 2017, and the remaining in December 2017 and April 2018.

The RTI considered the needed income to execute a Five-Year Investments Plan between April 2017 and March 2022 for AR$6,787 million, expressed as of December 2016 values, which are essential to operate and maintain the main gas pipelines under TGS’s concession, and to guarantee the safety and continuity of the gas transportation utility service to meet the system’s expected higher demand resulting from the development of reserves.

The public hearing to present costs variations occurred on November 14, 2017, and under ENARGAS Res. No. 120/17, an average 78% increase in tariff schemes was established, effective as from December 1, 2017, including a 15% increase on account of the non-automatic adjustment set in the RTI for the January – October 2017 period. This increase was deemed charged against the amounts resulting from the Comprehensive Renegotiation Memorandum of Understanding for the License executed by TGS on March 30, 2017.

The Comprehensive Renegotiation Memorandum of Understanding was ratified by the Argentine Government on March 28, 2018 (PEN Executive Order No. 250/18). Hence, it ended the RTI process launched in April 2016, and, as a result, on June 26, 2018, TGS voluntarily dismissed the arbitration proceeding it had brought before the ICSID. Moreover, ENARGAS issued Res. No. 310/18 approving, effective as from April 1, 2018, the last installment of the tariff increase established by Res. No. 4362/17, equivalent to a 50% increase in tariff schemes, including a 13% recognition on account of IPIM variations for the November 2017 – February 2018 period, and a compensation for the programmed deferral of the increase payable in installments.

For the February – August 2018 period costs variations applicable from October 2018, TGS requested an approximate 30% tariff increase based on the IPIM variation. However, on September 27, 2018 ENARGAS issued Res. No. 265/2018 setting a 19.7% increase based on the simple average of the IPIM, the Construction Cost Index and the Salary Variation Index (provisional as of June 2018). The ENARGAS alleged that according to the RTI, under certain macroeconomic conditions and circumstances, given that the semiannual update is a non-automatic adjustment mechanism, it may use other indexes different from the IPIM to determine the tariff increase.

ENARGAS Res. No. 192/19 determined a 26.0% increase in costs variations effective as from April 2019. This increase was calculated based on the IPIM semiannual variation for the August 2018 – February 2019 period. Later, 22% of the bills issued during the July – October 2019 period were deferred, to be recoverable in five installments from December 2019, under SGE Res. No. 336/19. Residential users could opt out of this benefit.

According to several regulations, the semiannual update that should have been applied since October 1, 2019 was deferred. With the entry into force of the Solidarity Law and its supplementary regulations, it was established that gas tariffs under federal jurisdiction would remain unchanged for a maximum term of 450 days or until the entry into effect of the new transitory tariff schemes. The PEN was vested with the power to begin an extraordinary review of the current RTI.

Consequently, TGS has not received instructions by ENARGAS for the semiannual remuneration update which, according to the RTI, should have applied on October 1, 2019, and April 1 and October 1, 2020. Additionally, on December 17, 2020, DNU No. 1020/20 was published, launching the RTI renegotiation for a term that could not exceed two years from its publication. Finally, ENARGAS called for a public hearing for March 16, 2021 to consider the transitory tariff regime.

Public tender for the Litoral main gas pipeline

SGE Res. No. 437/19 issued on July 30, 2019 launched a national and international public tender for the award of a gas transportation license to connect the City of Tratayén, in the Province of Neuquén, with the City of Salliqueló, in the Province of Buenos Aires (phase 1), and Salliqueló with the City of San Nicolás de los Arroyos, in the Province of Buenos Aires (phase 2).

The new license provided for a Temporary Special Regime for the first 17 years of the total 35-year concession term for the repayment of the construction and, for the rest of the concession period, Gas Law No. 24,076 would be in effect. Moreover, the license agreement provides for an irrevocable transportation offer of 10 million m3 per day to CAMMESA for 15 years.

The for the opening of tenders was successively postponed, and on December 30, 2020 SE Res. No. 448/20 was published, which renders this call for tenders ineffective, and instructs the Undersecretariat of Hydrocarbons to evaluate other alternatives for constructing a new gas pipeline and/or extending transportation capacities.

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

Transener’s operations

Transener is the leading company in the utility service of high voltage electricity transmission in Argentina, which directly operates 85% of the high voltage lines of the country. Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kV level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 14,488 km and 58 transforming substations.

Transener also indirectly owns one of the seven regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,604 km and 107 transforming substations.

Transener also generates additional revenues from, among others, the operation and maintenance of the fourth line, and services provided to third parties.

Operation and Maintenance

The Extra High Voltage Electricity Transmission System operated and maintained by Transener is subject to increasingly higher load conditions every year. In 2020, the peak voltage had not exceeded the previously highest historical peak voltage of 26,320 MW recorded in 2018.

Despite the great number of power grid solicitations, in 2020 service quality has been fully acceptable for the values required from a company like Transener, which ended the year with a failure rate equal to 0.29 failures per each 100 kilometer-line, which is consistent with international parameters accepted for companies that operate and maintain extra high-voltage transmission systems.

Business Development

Engineering Services

Taking into consideration its electrical system projects, Transener has focused on projects with competitive advantages by giving priority to those within the 500kV and 132kV systems.

The development of an important works program for the generation of renewable energies has entailed the demand for other services, such as the preparation of bidding documents, electricity studies, the implementation of power generation and demand monitoring systems (Automatic Export Demand and Generation Disconnection systems), and the testing and commissioning of transforming stations. Transener’s expertise has been a key factor for customers to entrust it with critical works’ performance. Among the most important projects, we can mention the 132-kV expansion works for power input from wind farms.

Services related to the Transmission of Electric Energy

Activities relating to the operation, maintenance and other services such as specific tests hired by private clients who own transmission facilities, used for private and/or utility services (independent and international transporters) have been conducted by Transener since the beginning of its activity.

Furthermore, Transener also performs tasks such as bushing replacements, oil analysis, diagnosis tests, optical fiber repairs, electric and magnetic field measurement, implementation of automatisms, line and equipment maintenance of transformer stations, among others.

All necessary proceedings to maintain the actual value of Transener’s remuneration have been fulfilled in every Service Agreement and most of them have been renewed without interruption from the beginning, confirming the quality of the service provided by Transener and customer’s satisfaction.

Communications

Transener has continued to provide infrastructure services to different communication companies during 2020, including the assignment of dark fiber optics over the system property (line IV), and the lease of space in microwave station and in antenna support structure. The increasing demand from cell phone companies has increased the income through additional volume and higher prices. In addition, Transener continued support services in operative communication and data transmission to the WEM agents.

Regulatory Framework of Transmission

Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Law (Law No. 25,561) imposed on public utilities, such as Transener and its subsidiary Transba, the obligation to renegotiate their agreements in force with the Government while continuing to supply electricity services. This scenario has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba entered into a Memorandum of Understanding with the UNIREN stipulating the terms and conditions for updating the Concession Agreements. The parties agreed to perform an RTI before the ENRE and to establish of a new tariff regime for Transener and Transba, which should have come into force in 2006, and to stipulate a recognition of variations in operating costs incurred until the entry into effect of the new tariff regime resulting from the RTI.

Since 2006, Transener and Transba have repeatedly requested the ENRE to regularize compliance with the commitments stipulated in the Memorandum of Understanding, expressing the demand to launch the RTI process. Moreover, Transener and Transba filed their respective tariff claims for their assessment, holding a public hearing and the definition of the new tariff scheme.

Instrumental Agreement

In December 2010, Transener and Transba entered into an Instrumental Agreement, UNIREN’s Memorandum of Understanding, with the SE and the ENRE, which mainly recognized a credit claim in favor of Transener and Transba for cost fluctuations incurred between June 2005 – November 2010 and calculated as per the Cost Variation Index established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

Upon collecting these receivables and still without the RTI, in May 2013 Transener and Transba, respectively, executed with the SE and the ENRE a Renewal Agreement, effective until December 31, 2015, which, among other provisions, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period. Given the repeated delays in implementing the Memorandum of Understanding’s RTI, the SE and ENRE successively extended the recognition of higher costs up to and including November 2015. The Renewal Agreement expired in May 2016 and, without any pending recognized receivables, Transener and Transba continued collecting the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed the final agreement with the SE and the ENRE, which recognized credits for cost variations in favor of Transener and Transba for the December 2015 - January 2017 period. On June 19, 2017, CAMMESA made the last disbursement, thus offsetting all receivables for cost variations.

RTI

ENRE Res. No. 66/17 and No. 73/17 in February 2017, as amended, established the tariffs for the 2017/2021 five-year period. Furthermore, the ENRE established the remuneration update mechanism, the service quality system and applicable penalties, the reward system, and the investment plan to be executed by both companies during such period. In October 2017, the ENRE issued Res. No. 516/17 and No. 517/17 partially upholding the Motions for Reconsideration filed by Transener and Transba and establishing, retroactively as of February 2017, a Ps.8,629 million and Ps.3,575 million recognized capital base and Ps.3,534 million and Ps.1,604 million annual regulated income for Transener and Transba, respectively.

The purpose of the semiannual adjustment mechanism stipulated in the RTI is to keep real-term values for remunerations collectible by Transener and Transba during the whole RTI’s five-year period. The adjustment formula considers the variations during such semester in the PPI – “Manufactured Products” item, the CPI and the Salary Index published by the INDEC, which are weighed based on the cost structure and average investments for the 2017-2021 period in the RTI. This mechanism contemplates a trigger clause that weighs the PPI and the CPI semiannual variations published by the INDEC, ascertained at a deviation equal to or higher than 5%.

For the December 2016 – June 2017 period, the trigger clause reached 9.02%, and, therefore, the semiannual adjustment for Transener and Transba remuneration was activated; but deferred until December 15, 2017, when ENRE issued Res. No. 627/17 and No. 628/17 updating Transener and Transba’s remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 period, retroactively to August 1, 2017.

ENRE Res. No. 37/18 and No. 38/18, issued on February 19, 2018 and later amended by ENRE Res. No. 99/18 and 100/18 on April 5, 2018, updated Transener and Transba’s remunerations by 24.15% and 23.39%, respectively, for the December 2016 – December 2017 period as from February 1, 2018. On November 16, 2018, the ENRE issued Res. No. 280/18 and No. 281/18, updating Transener and Transba’s remunerations by 42.55% and 43.25%, respectively, for the December 2016 – June 2018 period, retroactively to August 1, 2018.

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

The Social Solidarity and Productive Reactivation Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, for a maximum term of 450 days or until new transitory tariff schemes are in force. The PEN was vested with the power to begin an extraordinary review of the current RTI. The ENRE has not instructed CAMMESA regarding Transener’s semiannual update, which according to the RTI, should have been applied on February 1 and August 1, 2020, and February 1, 2021. On the other hand, on December 17, 2020, DNU No. 1020/20 was published, launching the RTI renegotiation for a term that could not exceed two years from its publication. Finally, on March 3, 2021, the ENRE called for a public hearing to consider Transener and Transba’s transitory tariff regime, which took place on March 29, 2021 (Res. No. 54 and 55/21, respectively). As of the date of this annual report, the determination of Transener and Transba’s transitory tariff regime is still pending.

Distribution of Transmission Costs among WEM Users

SEE Res. No. 1085/17 issued on November 28, 2017 (effective as from December 1, 2017) established the methodology for distributing costs associated with the remuneration of transmission companies among its users (distributors, GU, self-generators and generators). These costs are allocated based on the demand and/or contribution of energy by each WEM agent directly and/or indirectly associated with the DisTro, after discounting costs assigned to generating agents as operational and maintenance costs for connection and transformation equipment.

It is worth highlighting that prices payable by distribution companies in consideration of electric power transmission within the WEM are calculated together with each Seasonal Programming or Quarterly Reprogramming. In the case of distributing agents whose demand is connected to different DisTros, their demand’s percentage corresponding to each DisTro will be established, and the price will contemplate the demand and the price on a weighted basis. Furthermore, prices applicable to GU within the WEM are calculated in the economic transaction monthly. In the case of WEM GU not directly associated with the high-voltage transmission and/or DisTro, the applicable monthly value will correspond to the connecting agent.

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

The Campo Durán refinery receives crude oil/condensate and natural gas from the northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2020, the average daily processing of crude oil amounted to 4,085 barrels. In turn, gas processing reached a daily average of 1.8 million cubic meters.

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

As of December 31, 2020, Refinor had a commercial network of 91 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line, including: Premium Max (97 octanes), Super Max (95 octanes) Eco Diesel Max and Eco Diesel Premium Max.

In 2020, sales of gasoline, gasoil, raw naphtha and other liquid fuels amounted to 363 thousand cubic meters, which represented a 24% decrease compared to 2019. LPG sales amounted to approximately 47 thousand tons, representing a 37% decrease compared to 2019.

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

Our Distribution of Energy Business

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor)

We are engaged in the electricity distribution business through our subsidiary Edenor, which is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in monetary terms). Edenor holds a concession until 2087 to distribute electricity on an exclusive basis to the northern and northwestern metropolitan area of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. As of December 31, 2020, Edenor served 3.2 million users.

On December 28, 2020, we entered into a binding stock purchase agreement for the sale of our controlling interest in Edenor. See “Relevant Events—Sale of Controlling Stake in Edenor.” As a result of the strategic divestment mentioned above, the distribution of energy segment was classified as discontinued operation as of December 31, 2020, and for the comparative period 2019.

Summary of the Edenor concession

Edenor is a public service company incorporated on July 21, 1992 as part of the privatization of the Argentine state-owned electricity utility company, SEGBA. At the time of privatization, SEGBA was divided into three electricity distribution companies, including Edenor, and four electricity generation companies, and, as part of the privatization process, in August 1992, the Argentine Government granted Edenor a concession to distribute electricity on an exclusive basis within a specified area, which we refer to as Edenor’s service area, for a period of 95 years.

Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. Under the concession, Edenor is obligated to supply electricity upon request of the owner or occupant of any premises in its service area, among other obligations. Edenor is entitled to charge for the electricity supplied at rates that are established by tariffs set by the ENRE. Pursuant to its concession, Edenor must also meet specified service quality standards relating to: (i) the time required to connect new users; (ii) voltage fluctuations; (iii) interruptions or reductions in service; and (iv) the supply of electricity for public lighting and to certain municipalities. Additionally, Edenor’s concession requires it to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in the concession. As well, in accordance with the concession, the 51% stake we own in Edenor was pledged to the Argentine Government to secure the obligations arising from the concession. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur (see “Item 3. Risk Factors–Risks Relating to our Distribution of Energy Business – The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition”).

In addition, under the terms of the concession, the ENRE may impose fines and penalties if Edenor fails to comply with its obligations, including a failure to meet any of the quality and delivery standards applicable to the concession. Likewise, the Argentine Government has the right to revoke the concession if Edenor files for bankruptcy and if the Argentine Government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state-owned company that will be sold through an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net of any debt owed by Edenor to the Argentine Government and any residual proceeds will be distributed to Edenor’s shareholders.

Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to users in the wheeling system – see below) are composed of: (i) the cost of electricity purchases, which Edenor passes through to its users and a fixed charge (which varies depending on the category and level of consumption of each user and their energy purchase prices) to cover a portion of Edenor’s energy losses in its distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our distribution concession); (ii) Edenor’s regulated distribution margin, which is known as the value-added for distribution, or VAD; and (iii) any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction. In this regard, on January 19, 2021, the ENRE passed Resolution No. 16 and 17/21 launching the proceeding for the transitory adjustment of tariffs of Edenor and Transener, respectively, until reaching a Final Renegotiation Agreement, and summoned Edenor and Transener to take part in it. To this end, the ENRE requested Edenor to submit certain financial information, as well as information on the 2021 – 2022 investment plan in accordance with the provisions of the 2017 RTI.

Regarding the energy losses, during 2020 technical and non-technical energy losses experienced in Edenor’s service area were 19.6%. The technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the users. Non-technical losses are primarily due to illegal use of Edenor’s services and technical errors. Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its users the cost of these purchases up to a loss factor specified in the concession for each tariff category.

On January 19, 2021 Edenor expressed its consent to the Agreement on the Joint Exercise of the Electricity Distribution Public Utility entered into by the Federal Government, the Province of Buenos Aires and the City of Buenos Aires. This agreement acknowledges that the title and capacity of the electricity distribution public utility’s Granting Authority in Edenor’s concession area remains vested in the Federal Government, agreeing to overrule a series of instruments associated with the transfer of said utility to the local jurisdictions and the commitment to create a tripartite body for the regulation and control of the activity.

Quality, Health, Safety and Environment

We are committed to developing our businesses to observe the highest quality, safety, environmental, and labor health standards, prioritizing personal welfare, environmental care, and energy efficiency. We want to meet current needs without compromising future generations.

Considering the context of our industry, our experience, the best practices, and international norms and standards, a QHSE Policy was established in 2017 with ten guidelines that constitute a simple and agile roadmap towards the sustainable development of our businesses and their implementation.

In 2020, despite the pandemic context that demanded special attention by the entire Company, Pampa continued moving forward with management programs in all its operations, allocating resources to staff training under and integrated and aligned strategy, strengthening Pampa’s culture on QHSE issues.

Quality

We further our management quality using international ISO standards and the Argentine National Quality Prize model as references, seeking the continuous improvement of all our activities. The primary Management Quality methodologies applied are the integrated assessments —adjustment to QHSE guidelines, operational Risk Management Matrix (RMM) and QHSE performance—, the administration of certified management systems and daily management quality.

We apply the RMM to reduce risks inherent in our operations. After its redesign in 2019, the first assessment cycle was conducted in all our assets in 2020, promoting improvement plans to handle deviations and opportunities.

We evaluate QHSE performance based on the systematic monitoring and measurement in our QHSE asset indicator dashboard, developed on the QlikView platform, making real-time decisions and assessing their evolution. Furthermore, we continued improving the QHSE dashboard with the incorporation of new legal compliance indicators.

In 2020 we maintained the zero significant anomalies goal and met most strategic goals set for the year, which were even stricter than in 2019. Moreover, we completed the maintenance and recertification program under ISO international standards, showing efficiency in our stakeholders’ achievement and commitment. We also continued with the certification process under the new ISO 45001:2018 standard (which replaces the OHSAS 18001 standard in most of our assets), expected to be completed in 2021.

Furthermore, the management of anomalies, audits, and actions was unified in the new integrated practice, ‘findings and improvements management,’ with the development of a new procedure and the IT support tool's redesign on the SharePoint platform. Moreover, the TERV application was also implemented; this is an IT tool that effectively manages and views legal compliance of environmental, hygiene, health, and safety aspects in all our businesses and the Pampa Building.

Additionally, since 2013 the Company’s outstanding improvement practices have been selected to take part in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro Mejoramiento Continuo) and we have been able to share our experiences and knowledge. In the 25th annual meeting in 2020, with 28,000 visitors from 31 countries, we submitted the work ‘Coronavirus: health in times of lockdown’ prepared by CPB.

Safety

We have moved forward with the definition and periodic monitoring of our safety goals through the QHSE indicator board and the development of initiatives to improve each asset’s safety management and performance in each of our facilities. Additionally, we have reviewed the change management process and implemented it in the generation business.

Regarding industrial hygiene, we continued working on the improvement of chemical, physical and ergonomic risk maps. We also implemented the Carcinogenic Compounds and Substances Monitoring System set by the Superintendence of Labor Risks.

Environment

Our operations are conducted within a context of sustainable development. We are committed to protecting the environment and endeavor to use resources rationally in each of our projects by applying proper and economically viable technologies.

In 2020, we worked to develop the Environmental Principles, consolidating Pampa’s culture and ensuring compliance with the commitments undertaken through our QHSE Policy, which are aligned with the SDG.

In line with the country’s energy needs and within our Environmental Principles framework, we seek to reduce air emissions and foster responsible energy use in our activities. In 2020, despite the pandemic, we completed the closing to combined cycle at CTGEBA, thus becoming the largest and one of the most efficient thermal power plants in the country. At CTEB, we continued with the expansion to combined cycle project, which is expected to be completed in 2022.

Response to Emergency

Although we endeavor to prevent undesirable events, we are and is prepared to provide a prompt and effective response to emergencies. We have continued making periodic emergency response simulations, promoting established practices and specific improvements incorporated into the integrated management system.

In 2020 we conducted training and practice programs per the Emergency Response Plans to develop skills and competencies and coordinate the necessary activities if an undesired event occurs. In 2020, we moved forward with assessing and updating critical emergency scenarios in all our businesses.

Moreover, we continued assessing the condition of fire detection and suppression systems, evaluating and ensuring their proper working condition and response capacity. We also implemented the Incidents Command System, an emergency response methodology.

Occupational Health

In 2020, we continued implementing our policy on the use of alcohol, drugs and psychoactive substances . In addition, we also maintained the Preventive Labor Environments certification requirements at all assets operated by Pampa, recognizing the preventive actions committed to employees’ welfare and operations safety. This certification is granted by SEDRONAR (“Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina”) and COPOLAD (“Programa de Cooperación entre América Latina, el Caribe y la Unión Europea en Políticas sobre Drogas”).

Aiming to foster all Pampa members’ health, we continued advancing Labor Health Management though epidemiological monitoring in 2020. The performance of occupational medical exams for the granting of Certificates of Physical Fitness was limited because of COVID-19, following the Superintendencia de Riesgos del Trabajo recommendations.

As regards prevention, Pampa continued implementing the physical activity program and flu and tetanus immunization campaigns. We reinforced the healthy eating program in all our assets with nutritionists’ assistance to improve awareness of the importance of body mass index, one of the health risk factors for COVID-19.

Despite the COVID-19 pandemic, together with the Foundation, a blood donation campaign was conducted through the implementation of voluntary blood donation drives. This practice continues to be organized systematically in all our assets, strengthening the bonds between Pampa, its employees and the community.

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

As a company committed to managing our business’s economic, social and environmental impacts through our social investments and our employees’ voluntary support, we intend to contribute to the Sustainable Development Goals (SDG) in which we can contribute the most to the common good, through our different programs: SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We strongly rely on the background and the importance of the efforts by social organizations and public entities. In this context, we have partnered with them for the development of social investment initiatives. SDG 17 (partnerships for the goals) cross-cuts all our initiatives.

To support the development of the community and set clear, measurable and assessable goals and intervention modalities, we have framed our social investment strategy on three axes: education, employment and social inclusion. Set forth below is a brief description of our programs.

Education and Labor Placement Training

We believe that education is the key to development and social and labor market inclusion, strengthening knowledge to expand horizons. Therefore, we seek to provide equal opportunities to children and young people in vulnerable situations.

We seek to support the completion of technical secondary education studies and the entry into university and college of teenagers living in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Young people participating in our program receive monthly financial assistance and personalized support, training and educational trips. Our scholarship grantees can get acquainted with formal work environments and perform activities so that they may envision concrete employment possibilities in the future.

In 2020, we supported 1,389 students, 1,025 of whom were attending the last three years of technical secondary education, and 364 university and college students, of whom 261 secondary students and ten university students graduated from courses of study associated with our businesses, mainly engineering. In addition, four scholarship grantees who were children of Pampa’s employees completed the program. Moreover, in the pandemic context, we developed different activities complementary to those offered by the program.

While seeking to improve students’ learning, in 2020 we offered 20 workshops to 204 second-cycle teachers at 146 primary schools, reaching out to 44 towns in Neuquén, Mendoza, Buenos Aires and Santa Fe under the Energy Researchers project (Investigadores de la Energía), dealing with topics associated with energy, its sources, efficiency and benefits. The tools incorporated by teachers were implemented with 2,390 children.

Additionally, we launched the Pampa Foundation Schools Network program, which supports 18 technical schools at 11 towns of Mendoza, Santa Fe, Buenos Aires and Salta, providing teacher training and better institutional management tools. In 2020, 84 school authorities and teachers participated in the program and implemented the curriculum with 1,882 students of the schools where we grant secondary school scholarships.

As part of our commitment to education and community institutions’ improvement, we performed refurbishments and donated equipment to schools, universities, and training and community centers of the communities where we operate. In 2020, we invested more than AR$13 million. Among the contributions made, we donated P-DS-1 portable drilling and well control simulator —the first of its kind in the country— to the Municipality of Cutral Có, Neuquén to improve the professional quality workforce and enhance the labor placement. The training program will be administered by the Neuquén Regional School of the National Technological University.

Additionally, we conducted professionalizing practices and first job workshops to consolidate, integrate and develop knowledge and capabilities matching the professional profile that secondary, college and university students are developing in order to increase their employability.

We continued fostering professional practices for young students in their final year of technical school. In 2020, we adapted the program to a 100-hour virtual modality, which allowed us to launch the program with 230 young students. Under the AcercaRSE program, we held Technician Day’s Annual Meeting for 200 students from Zárate, Campana, and other neighboring towns and addressed first employment and entrepreneurship topics.

Local Assessment and Development of Community Impact Projects

We believe in the creation of shared value, and we design and execute local development projects in coordination with municipalities and civil organizations. These projects arise from dialogue and mapping processes with our stakeholders, whereby we identify different problems affecting each community and define strategic courses of action related to our business.

We understand that the relationship between the Company and its stakeholders is cross-cutting throughout the business. In 2020, thanks to the more than 40 meetings with 96 leaders and heads of different Pampa areas, we developed a strategic map to set the direction and priorities to address concerning each stakeholder. We prioritized nine analysis matrices to define the target audiences with which we will develop action plans starting in 2021. We have accompanied 14 institutions for sustainable development throughout the country, both at corporate social responsibility tables and work groups and through funding. Moreover, we design and execute local development projects in coordination with municipalities and civil organizations. In 2020, the following were the most relevant:

Volunteering Actions

We are convinced that our employees are our main asset, and that we are responsible for the creation of shared value in and with the communities where we operate our assets. Through the Volunteering Committees, we seek that our employees may draw up proposals contributing to solving social difficulties identified at the local level and allowing, in turn, to reinforce each asset’s links with the community. Hence, Pampa can contribute to its socio-economic and community development, and strengthen the organizational culture and the employees’ sense of belonging.

Through periodic meetings, the committee members in each asset define action plans for volunteering activities and their coordination with strategic partners at a local level. In response to the COVID-19 pandemic, we held four meetings this year to provide training on virtual volunteering, with 70 members of the Volunteering Committees and the participation of 43 employees. Out of the 8 hours of training, ten concrete initiatives came up, and we were able to contact 47 organizations in our communities to continue working together. In 2020 we fostered 38 actions, with 1,159 volunteers, dedicating more than 5,000 hours to humanitarian activities. We currently have ten active Volunteering Committees.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures”.

Seasonality

See “Item 5 - Operating and Financial Review and Prospects Factors Affecting Our Operational results -Electricity Demand and Supply – Seasonality”.

Property, Plant and Equipment

We have freehold and leasehold interests, but there is no specific interest that is individually material to us. The majority of our property, consisting of oil and gas reserves voltage lines, petrochemicals plants, power plants, manufacturing facilities, stock storage facilities, pipelines, oil and gas wells and corporate office buildings is located in Argentina.

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. As of December 31, 2020, the total generation assets covered under these policies are valued at US$5,603 million.

In our oil & gas business, we carry full insurance, including business interruption and general liability insurance. As of December 31, 2020, the total oil & gas assets covered under these insurance policies are valued at US$296 million.

In our petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. As of December 31, 2020, the total assets covered under insurance policies are valued at US$1,297 million.

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

In December 2004, the Argentine Government adopted new rules for the electricity market (pursuant to SE Resolutions Nos. 826/04 and 712/04), which come into effect once the construction of two new 800 MW combined cycle generators had been completed. These two generators commenced commercial operations in open cycle during 2008 and in combined cycle during the first quarter of 2010. Construction was partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which were transferred to the FONINVEMEM.

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

In December 2019, the Social Solidarity and Productive Reactivation Law was enacted, which, among other measures, established a 180-day freeze in energy and natural gas tariffs and the relaunching of RTI (this period has been extended by Decree No. 543/2020 and Decree No. 1020/2020 until the RTI process concludes or the transitional tariff increase is put into effect) and enabled the President to intervene the regulatory authorities (ENRE and ENARGAS). On March 16, 2021, a public hearing was held to discuss the transitory tariff increases. As of the date of this annual report, the determination of the new tariffs is still pending.

Regulatory Authorities

As of the date of this annual report, the principal regulatory authorities responsible for the Argentine electricity market are:

(1) the MDP, which assumed the responsibility of the ME&M and the SE;

(2) the ENRE; and

(3) CAMMESA.

The SE advised the Argentine Government on matters related to the electricity sector and was responsible for the application of the policies concerning the Argentine electricity industry. On December 10, 2019, Decree No. 7/2019 modified the Ministries Law No. 22,520. Among other changes, it created the MDP, which assumed the functions and is responsible for the execution of the national policies in relation with the energy sector. The responsibilities of the MDP include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.” Later, in September 2020, Decree No. 706/2020 and Decree No. 743/2020 modified the functions of the Ministry of Economy and transferred the SE from the MDP to the Ministry of Economy (ME).

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

·	enforcement of the Regulatory Framework Law and related regulations;
·	control of the delivery of electric services and enforcement of the terms of concessions;
·	adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third-party access to real estate used in the electricity industry and quality of services offered;
·	prevention of anticompetitive, monopolistic and discriminatory conduct between participants in the electricity industry;
·	imposition of penalties for violations of concessions or other related regulations; and
·	arbitration of conflicts between electricity sector participants.

Until the ENRE intervention pursuant to Decree No. 277/2020, the ENRE was managed by a five-member board of directors appointed by the Argentine Government. Two of these members were nominated by the CFEE. The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (regional tariff subsidy fund for end users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent are used for investments related to the development of electrical services in the interior of Argentina.

The Annual Budget Law for 2019, established the transfer of the ENRE’s jurisdiction over Edenor and Edesur to the local authorities (City of Buenos Aires and the Province of Buenos Aires). However, the Social Solidarity and Productive Reactivation Law, established that during the term of the emergency declared therein, the tariffs shall continue to be defined by the ENRE.

On March 16, 2020, the Executive Branch ordered the intervention of the ENRE as authorized by the Social Solidarity and Productive Reactivation Law (Decree No. 277/2020). On December 16, 2020, the Executive Branch extended the ENRE’s intervention until December 31, 2021 or until the end of the RTI, whichever occurs first.

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the National Interconnection System (the “SIN”). The duties were entrusted to CAMMESA, a private company created for this purpose.

CAMMESA is in charge of:

·	the dispatch of electricity into the SIN, maximizing the SIN’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;
·	planning energy capacity needs and optimizing energy use in accordance with the rules set forth from time to time by the SE;
·	monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;
·	acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents (upon enactment of SE Resolution No. 95/2013, this was limited to the contracts then in force and, thereafter, to those contracts executed under Energy Plus Program);
·	purchasing and/or selling power from abroad or to other countries by performing the relevant import/export transactions;
·	purchasing and administering of fuels for the WEM generators (according to section 8 of SE Resolution No.95/2013 and section 4 of SE Resolution No. 529/2014, as amended); and
·	providing consulting and other related services.

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the SIN. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect except for the Energy Plus Program and, as of 2017, renewable energy supply contracts. As of December 31, 2020, Argentina had a nominal installed capacity as reported by CAMMESA of 41.9 GWh. In 2020, thermal generation generated 82,333 GWh (62%), hydroelectrically energy generated 28,505 GWh (21%), renewable energy generated 12,734 GWh (10%) and the nuclear energy generated 10,011 GWh (7%). In 2020, imports amounted to 1,204 GWh and exports to 3,089 GWh.

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

Distributors

Distributors are companies holding a concession to distribute electricity to consumers. Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set forth in regulations. Penalties for non-supply are included in the concession’s agreements. The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 41% of the electricity market in Argentina. Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fe and Energía de Misiones) remain in the hands of the provincial governments and cooperatives. Edelap has been transferred to the jurisdiction of the Province of Buenos Aires.

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

Vertical restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical restrictions were imposed by Law No. 24,065, and apply differently according to each sub-sector as follows:

Generators

·	Under Section 31 of Law No. 24,065, neither a generation company nor any of its controlled companies or its controlling company, can be the owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and
·	Under Section 9 of Decree No. 1,398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distributions concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

·	Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity, can be the owner or majority shareholder or the controlling company of a generation company;
·	Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies nor its controlling company, can be the owner or majority shareholder or the controlling company of a distribution company; and
·	Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electric energy.

Distributors

·	Under Section 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be the owner or majority shareholder or the controlling company of a transmission company; and
·	Under Section 9 of Decree No. 1,398/1992, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

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

Transmitters

·	According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;
·	Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132Kw and below 140Kw, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and
·	Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220Kw, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

·	Two or more distribution companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and
·	Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

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

In October 2019, through SEERRYM No. 38/19, the spot price at the WEM was established at 720 Ps./MWh

With respect to the remuneration for legacy generation capacity, the remuneration scheme established by SEE Res. No. 19/17 remained in force until February 28, 2019. From March 1, 2019 to January 31, 2020 SRRYME Res. No. 1/19 was in effect, and, as from February 1, 2020, SE Res. No. 31/20 has come into in effect.

Upon the entry into force of Plan Gas.Ar, Resolution SE No. 354/2020 established that the thermal power plants should cover the costs related to the supply of the natural gas volumes under such scheme and other associated costs including the costs of the “take or pay” obligations under natural gas supply contracts, import costs and duties, and transport costs, among others.

Power plants dispatch

Upon the entry into force of Plan Gas.Ar, Resolution SE No. 354/2020 changed the dispatch of thermal power plants establishing five categories according to the source of the natural gas supply. This scheme modifies the previous cost-based dispatch. It also defined a “unified dispatch” by CAMMESA taking into account the following categories: (1) Generators whose natural gas supply comes from the contract that IEASA has in force with Bolivia up to the “take or pay” volumes; (2) Generators whose natural gas supply is assigned by CAMMESA from the natural gas contracts executed under the Plan GasAr regime up to the “take or pay” volumes; (3) Generators whose natural gas supply is assigned by CAMMESA from the natural gas contracts executed under the Plan GasAr regime over the “take or pay” volumes and up to the maximum daily volume; (4) Generators whose natural gas supply is assigned by CAMMESA from LNG contracts or other firm contracts executed by CAMMESA; and (5) Generators whose natural gas supply comes from contracts with natural gas producers not assigned to CAMMESA, spot natural gas supply or other. Within each category the dispatch shall follow the production costs declared by each generator.

The generators excluded from the centralized fuel supply by CAMMESA (i.e. power plants under the Energy Plus Program or with PPAs under Resolution SEE 287/17) may operatively assign the volumes and transport capacity that they have contracted. If they proceed with such assignment they will enter in the third category, on the contrary if they don’t execute the assignment, they will enter in the fifth category.

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

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

·	prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot energy price, despite prices charged by generators in the WEM fluctuating constantly;
·	prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and
·	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows: (i) in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and (ii) • in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the WEM as well as committed exports.
100

On January 25, 2016, the ME&M issued Resolution No.6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The WEM prices resulted in the elimination of most energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices according to the customers’ categories. Such resolution also contemplated a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 kWh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. This resolution also established tariff benefits addressed to residential customers for reducing their consumption. SEE Resolution No. 41/16 approved the winter seasonal prices in line with the prices included in SEE Resolution No. 6/16. During the Macri administration, the SGE issued various resolutions by means of which increased the portion of the generation cost to be paid by end users. However, there is still a portion of the generation costs, of approximately 40% for the quarter Feb/20- Apr/20 according to CAMMESA estimates, that it is not transferred to the end users and it is covered by the Argentine Government. This situation led to a delay in CAMMESA’s payments to generators which together with delayed payments from distributors have a negative impact in generator’s operations.

Moreover, SEE Resolution 20/17 allowed the Provinces to collect the royalties to be paid by hydroelectric generators in kind in order to compensate for the debt of provincial distributors.

Resolution SEE 1085/17 established a new scheme for the distribution of the energy transport cost to the final user and generators. Moreover, SRRYME, through Resolutions No. 2/19 and No.7/19, defined the methodology for such distribution and its inclusion in the seasonal price. As of the date of this annual report, seasonal prices approved by the SE do not cover all sector costs.

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

Revenues from the Electric Power Generation Activity

Our revenues from the electric power generation activity come from: (i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolution No. 19/17, from February 2017, SRRYME Resolution No. 1/19 from March 2019 and SE Resolution No. 31/20 from February 2020); (ii) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); and (iii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and RenovAr Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA are remunerated at the Spot market.

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

Thermal Power Generators

The remuneration under SRRYME Resolution No. 1/19 is comprised of a payment for power capacity and a payment for energy (generated and operated energy).

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

With respect to the additional remuneration in the hours with a HMRT, which consists of the 50 recorded hours with the highest thermal generation dispatch each month, grouped in two-25 hours blocks each, the following will be applied to the average generated capacity during such hours:

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

Differential Remuneration for Conventional Energy

SE Resolution No. 1,281/06: Energy Plus Program

In September 2006, the SEE issued Resolution No. 1281/2006 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is equal to or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provided that:

·	large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and
·	large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at prices that had to be approved by the ME&M. The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.

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

It is worth highlighting that the 10-year term of the PPA for CTP (30 MW) and CTLL’s TV01 (180 MW) expires in July and November 2021, respectively. On the other hand, CTEB has an expansion project underway to add 280 MW under this scheme, for which commissioning is estimated for the first quarter of 2022.

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

Within this framework, in September 2017, the SEE issued Res. No. 820/17 awarding only three co-generation projects for a 506 MW power capacity, and, in October 2017, pursuant to Res. No. 926/17, it awarded projects for a total 1,304 MW power capacity, where Pampa was awarded with Genelba Plus’ closing to combined cycle for a 383 MW capacity. Commercial operations at open cycle started in June 2019, and its commissioning at closed cycle started in July 2020.

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

As described above, SE Resolution No. 354/2020 allows generators with PPAs under SEE Resolution 287/17 to assign the operation of the natural gas volumes and transport capacity of their contracts for the supply of the power plants with contracts under the latter resolution. The Company proceeded with such assignment, and an amendment to the PPA must therefore be executed.

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

Additionally, the Law provides for several incentives to encourage the construction of renewable energy projects, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the FODER, which is destined, among other objectives, to the granting of loans, capital contributions, etc. for the financing of these projects.

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

iv. Charges reduction extension: SRRYME Resolution No. 29/19 extended the 50% reduction in the charges applicable to WEM agents with outstanding debt against CAMMESA until April 30, 2020. SE Resolution No. 148/2020 extended the application of SRRYME Resolution No. 29/19 until December 31, 2020.

Additionally, on April 8, 2020, the Secretariat of Energy instructed CAMMESA to implement an extraordinary payment mechanism for WEM Agents affected by the COVID-19 related quarantine. According to such mechanisms, WEM Agents may partially cancel their energy supply according to the impact on their sales and postpone the payment of the remaining balance for a period between 15 days to 6 months. Such amounts shall not accrue charges nor interest. This mechanism applies to the energy supplies due from April 1, 2020 to 60 days after the abrogation of the COVID-19 isolation. During 2020, there was no adjustment to the prices set forth in Resolution No. 31/2020. For more information, please see (“—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”).

Moreover, Law No. 27,591 and SE Resolution No. 40/2020 defined a scheme according to which the Argentine Government will cover up to 66% of the distributors’ debt to CAMMESA. The remaining amounts will be cancelled in 60 monthly installments with a 6-months grace period and a reduced interest rate (50% of the WEM’s interest rate). In order to apply for such scheme, the distributor, together with its relevant regulatory body, shall execute an agreement with the SE in which, among other obligations, it shall guarantee a scheme that allows the distributor to regularly pay the amounts due to CAMMESA in 2021 and provide adequate guarantees (e.g. assignment of the amounts owed to the distributor by its clients).

In case the distributor has no debt, or if it is “reasonable”, then credits will be recognized. Such credits might be designated for infrastructure investments or widening the distribution network, among other examples. These distributors shall regularly pay the amounts due to CAMMESA.

The credits to be recognized under both schemes will be funded by loans from the Unified Fund to the Stabilization Fund, but given that such fund is deficient, it is expected to be covered by transfers from the Argentine Government. However, these schemes tend to regularize the energy sector cash flow.

Oil & Gas Regulatory Framework

The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319, which considered new drilling techniques in the industry and mainly introduced changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for on and off-shore unconventional exploration and exploitation, and a promotion regime pursuant to Executive Order No. 929/13, among others. The main changes introduced by Law No. 27,007 are detailed below:

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

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a unconventional hydrocarbon exploitation concession to the enforcement authority pursuant to the following terms:

·	The exploitation concessionaire may request, within its block, the subdivision of the existing block into new unconventional hydrocarbon exploitation blocks and the granting of an unconventional hydrocarbon exploitation concession. Such request will be based on the development of a pilot plan aiming at the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.
·	Holders of an unconventional hydrocarbon exploitation concession that are also holders of a preexisting and adjacent exploitation concession may request the unification of both blocks as a single unconventional hydrocarbon exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such request should be based on the development of a pilot plan.

Terms for Exploitation Concessions and Permits

The terms for the exploration permits will be established in each tender issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional):

i.	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from fourteen to eleven years;
ii.	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years, that is, up to a maximum of 13 years; and
iii.	On and off-shore exploration: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

Upon the expiration of the first period of the basic term, the d permit holder will decide whether to continue exploring the block or to transfer it back in whole to the Government. The whole originally-granted block may be kept provided the obligations arising from the permit have been appropriately met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole block, unless it exercises its right to extend the period, in which case the reversion will be limited to 50% of the remaining block.

Exploitation concessions will be granted for the following terms, which will be computed as from the granting resolution’s date:

i.	Conventional exploitation concession: 25 years;
ii.	Unconventional exploitation concession: 35 years; and
iii.	Continental shelf and off-shore exploitation concession: 30 years.

Moreover, the holder of an exploitation concession may, with a minimum one-year notice before the concession’s expiration, request indefinite extensions for a 10-year term each, provided that it has adequately met its obligations as exploitation concessionaire, hydrocarbons are produced in said block and files an investment plan consistent with the development of the concession.

Awarding of Areas

Law No. 27,007 proposes drafting of a standard bid form that will be jointly prepared by the SE and the provincial authorities, to which all calls for tenders launched by law enforcement authorities should adjust, and introduces specific criteria for the awarding of permits and concessions by incorporating the specific parameter of “greater investment or exploitation activity” as a tie-breaker, at the PEN or the Provincial Executive Branch’s duly justified discretion, as applicable.

·	Levies and Royalties

The amended Argentine Hydrocarbons Law updated the values related to the exploration and exploitation levy established by Executive Order No. 1,454/07; such values may, in turn, be generally updated by the PEN. The current values for each levy and royalty are detailed below.

-	Levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. The exploitation permit will amount to Ps.4,500. In contrast, for the exploration permit, the following values will apply: Ps.250 in the first period and Ps.1,000 in the second period of the basic term; and Ps.17,500 during the first year of the extension, with a 25% annual cumulative increase.

The amount payable for the second period of the basic term and the extension period may be readjusted by offsetting it with exploration investments made until reaching 10% of the levy per km2 applicable for the period.

On September 26, 2019, the Province of Neuquén published new levy values per km2 or fraction effective for the said province as from 2020. The exploitation levy was set at Ps.22,410, and the exploration levy at Ps.1,245 for the first period, Ps.4,980 for the second period, Ps.7,470 for the third period, and Ps.87,150 for the extension period (Executive Order No. 2032/19).

As of 2021, PEN Executive Order No. 771/20 set a maximum levy in Ps. equivalent to a certain volume of oil at the average domestic market price , at the Banco Nación’s FX rate effective last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén). The exploitation concession amounts to 8.28 barrels. The exploration permit applies 0.46 barrels in the first period and 1.84 barrels in the second period of the basic term; and 32.22 barrels during the extension period.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The percentage that the exploitation concessionaire should pay on a monthly basis to the grantor as royalties remains at 12% of the proceeds derived from liquid hydrocarbons production extracted at the wellhead. The production of natural gas will bear a similar percentage of the value of extracted and actually used volumes, and will be payable on a monthly basis. In the case of extension, up to 3% additional royalties payment is applicable upon the first extension but limited to an 18% rate.

For the conduction of hydrocarbon conventional exploitation complementary activities, as from the granted concession’s expiration and within the unconventional hydrocarbons’ exploitation concession, the enforcement authority may fix additional royalties of up to 3% above the current royalties, up to a maximum of 18%, as applicable.

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

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, capped by the amount resulting from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of two years before the granting of the extension.

-	Exploitation Bond

The enforcement authority may establish the payment of an exploitation bond, capped by the amount resulting from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons for the two years prior to the granting of the hydrocarbon unconventional exploitation concession.

-	Transportation Concessions

Transportation concessions (so far granted for 35 years) will be granted for the same term granted for the originating exploitation concession, with the possibility of receiving subsequent extensions of up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term. In contrast, an unconventional exploitation concession will have a basic 35-year term, each in addition to any granted extension term. After these terms expire, title to the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without any charges or encumbrances.

-	Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the Federal Government and the provinces regarding tax and environmental issues:

i.	Environmental Legislation: Provides that the Federal Government and the provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.
ii.	Tax System: Provides that the Federal Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

·	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
·	The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed in order to structure investment projects, guarantee and/or warrant investments; and
·	The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, except for service compensation rates, improvement contributions and general tax increases.

Restrictions on the Reservation of Blocks to National or Provincial Government-Controlled Companies

The amendment to the Argentine Hydrocarbons Law restricts the Federal Government and the provinces from reserving new blocks in the future in favor of public or mixed-capital companies or entities, irrespective of their legal form. However, contracts entered by local companies for the exploration and development of reserved blocks before this amendment are safeguarded.

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

Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the PEN issued Executive Order No. 929/13, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons —both conventional and unconventional— to encourage investments and the concept of unconventional exploitation concession.

Law No. 27,007 extended the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$250 million foreign currency direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first three years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum of US$1,000 million amount during a term of five years.

Holders of exploration permits and/or hydrocarbon exploitation concessions, and/or third parties associated and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy, as from the third year of execution, the right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and offshore projects, respectively, with a 0% export duty, if applicable. Moreover, they will have free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of US$250 million of foreign currency entering into the Argentine financial market.

During periods in which the national production of hydrocarbons is insufficient to meet domestic needs pursuant to Section 6 of the Argentine Hydrocarbons Law, those covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price which shall not be lower than the reference export price (without computing the incidence of any applicable withholdings) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

According to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces, where the investment project is developed: (i) 2.5% of the investment amount paid by the project holder, destined to corporate social responsibility projects; and (ii) an amount determined by the Hydrocarbon Investments Committee paid by the Federal Government, based on the size and scope of the investment project, destined to infrastructure projects.

Regulations Specifically Applicable to the Gas Market

Plan Gas.Ar

According to Decree No. 892/20, on November 16, 2020, Plan Gas.Ar program was created to promote Argentine natural gas production, reduce and replace LNG and liquid fuels imports, provide supply chain predictability, and manage the impact of the cost of gas on the tariff of the priority demand. The on-shore production term is four years, with an additional four years for offshore production, as from January 2021. Beneficiaries of the Unconventional Plan Gas opting to participate in this program should first file their waiver.

Tender methodology and purchasing conditions

The SE instrumented a tender between producers as sellers, and CAMMESA, gas distributors and IEASA (in the case of Patagonia, Malargüe and the Puna), as purchasers, for a total base volume of 70 million m3/day (67% for the Neuquina Basin), extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The maximum base price for the Neuquina Basin to tender was US$3.7/MBTU. Moreover, the awarded price will be adjusted by a 0.82 factor for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter.

The producer commits a minimum production per basin and per month as from January 2021 equivalent to the base injection (average between May and July 2020), and a maximum production lower than or equal to 70% of the production committed for the May – July 2021 period in the case of onshore production, and May - July 2020 for offshore production. Additionally, producers must submit an investment plan to maintain the committed production and a national added-value commitment providing the development of direct local, regional and national suppliers.

If the injection in the months of June, July and/or August is lower than that committed, the producer may offset the shortfall with: (i) own production from another basin or acquired from another signatory producer, as long as there is available transportation capacity; (ii) imports on its own account; (iii) a payment equivalent to 2 times the shortfall volume at the tendered price with a 1.25 adjustment factor.

Moreover, participating producers may export on a firm basis, with a preferential order for those tendering lower prices, up to the aggregate volume of 11 million m3/day (64% Neuquina Basin) during the non-winter period, extendable to the winter period provided there is an oversupply in a specific basin.

Regarding the price payable, purchasers CAMMESA and IEASA will make the payment at the price awarded under the Plan Gas.Ar call for tenders, whereas gas producers will pay the amount established in the tariff scheme in force, and the difference in the awarded price will be compensated by the Argentine Government. According to the concession, this compensation will be subject to withholding according to the province and/or the Argentine Government’s royalties rate. As long as the producer submits the production’s affidavit within 30 days after the closing of the injection month, they will receive a provisional payment of 75% of the compensation net of royalties within the following 30 days, and the adjusted payment for the balance within 60 days as from the presentation of the affidavit certified by independent auditors, considering Banco Nación’s selling exchange rate on the last business day of the injection month.

Additionally, according to the Plan Gas.Ar framework, the Argentine Government created a guarantee system to secure compensation, notwithstanding other mechanisms, based on the recognition of fiscal credits, in accordance with the applicable legislation and as regulated by the enforcement authority and/or AFIP. Such mechanism was regulated by SE Resolution No. 125/2021, which instrumented electronic certifications in foreign currency that producers may directly apply to fulfill fiscal liabilities in Plan Gas.Ar default by the Argentine Government. Moreover, the SE will be empowered to make the awardees’ guarantee enforceable before the AFIP. The AFIP instruments said system on March 4, 2021.

Finally, the BCRA should establish appropriate mechanisms to facilitate access to the MLC, as long as the funds have been admitted by the MLC and subsequently to the coming into effect of the DNU, and destined to the financing of projects under the Plan Gas.Ar.

Tender award

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% of which was destined to power plants) at an average annual base price of US$3.5/MBTU, as well as an additional volume of 3.6 million m3/day during the winter period at a price of US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional volume of 1.0 million m3/day during the winter period at a price of US$4.7 per million BTU.

Moreover, Pampa was one of the three producers tendering additional volume during the winter period, being awarded 1 million m3/day for US$4.68 per million BTU. Out of the 4.9 million m3/day of the base tender, 56% will be destined to power plants and the balance to gas distributors or IEASA. In contrast, the additional winter volume will be destined to gas distributors or IEASA.

Hence, Pampa achieved the highest growth in tendered production, with the winter peak injection 20% higher than average output between May and July 2020, with an approximate investment of US$250 million during the four years of Plan Gas.Ar. This winter volume is critical to support the highly seasonal gas demand, reduce gas imports and alternative fuels consumption, and moderate foreign currency reserves.

Finally, on February 22, 2021, pursuant to Resolution No. 129/2021, the SE called for a second round to award additional winter gas volumes at Neuquina and Austral Basins, with a daily DoP between 75% and 100% for 2021 and 100% for 2022-2024, and 75% monthly ToP. The maximum bidding price was equivalent to the awarded price on the first round. Through SE Resolution No. 169/21, a total average volume of 3.3 million m3/day at US$4.7 per MBTU, is to be delivered as of June 2021. Pampa participated in said round, being awarded 0.8 million m3/day at US$4.7 per MBTU. Additionally, the awarded companies will have to enter into a contract with IEASA.

Natural Gas for the Residential and CNG Segment

-	Priority Demand and CEE

In June 2016, criteria were established to guarantee the Priority Demand's meeting through the CEE in case of operational emergencies that may affect its regular operation (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for the administration of dispatch in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE did not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities, deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

-	Natural Gas Price within the PIST

In December 2017, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated. Therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply should be determined by the free interaction of supply and demand.

In mid-February 2019, a call for tenders was launched for the supply of natural gas to distribution companies on a firm basis to ToP and DoP up to 70% of the maximum daily volume and for a term of 12 months starting April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April-2 September 2019) and summer (October 2019-April 2020), respectively, at an average tender price of US$4.35/MBTU. For the rest of basins, 36.1 and 14.4 million m3 per day were assigned for the winter and the summer, respectively, at an average tender price of US$4.62/MBTU. Pampa participated and was awarded in this tender.

Producers billed to distribution companies in Pesos considering Banco Nación’s average exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rate stipulated in the agreements (ENARGAS Res. No. 72/19). However, the exchange rate update which should have been implemented on October 1, 2019, applicable to the October 2019 - April 2020 summer seasonal period, was deferred on several occasions. These agreements expired on March 31, 2020. Given the devaluation of the Ps. added to the tariff freeze (Solidarity Law), as from April 2020 pricing agreements began to be based on the range recognized by ENARGAS in the tariff schemes.

In December 2020 the tender under Plan Gas.Ar was conducted, agreeing on the supply to gas distributors and power plants for the 2021-2024 period for a total of 67.4 million m3/day, 35% of which will be destined to distributors. The average tendered annual base price was US$3.5/MBTU, and an additional winter volume of 3.6 million m3/day was awarded at an average annual base price of US$4.7/MBTU to be exclusively destined to the Priority Demand. Pampa participated and was awarded in this tender.

Further, PEN Executive Order No. 1053/18 provided that the Federal Government would bear the difference between the price of gas purchased by distributors and that recognized in final tariffs between April 2018 and March 2019. As of the date of this annual report, Pampa has collected the first installment of Ps. 41 million. However, on December 14, 2020 Law No. 27,591 was published, which abrogated this executive order. Pampa is evaluating the courses of action to take.

It is worth highlighting that as from 2021 and pursuant to SE Res. No. 354/20, the new reference price at the PIST was set for natural gas production out of Plan Gas.Ar, at US$2.30/MBTU in the summer (October – April) and US$3.50/MBTU in the winter (May – September) for the Neuquina Basin.

·	Natural Gas for Power Generation

From December 30, 2019, the supply of fuel for power plants was again centralized in CAMMESA (except for generators covered by Energía Plus contracts and under SEE Res. No. 287/17). CAMMESA has launched successive tenders to cover its monthly consumption. On December 27, 2019, it called for tenders for January 2020 on an interruptible basis, at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, from February to December 2020, CAMMESA launched a tender for the purchase of gas on a partially firm basis, with a 30% DoP, the resulting average PIST price being US$2.24/MBTU for the Neuquina Basin. Pampa participated in these tenders.

As of 2021, most of Pampa’s gas to CAMMESA is channeled through the Plan Gas.Ar, for the volumes committed under this program for a term of 4 years. Pampa participated and was awarded in this tender. However, CAMMESA’s monthly tender mechanism is still in force, complementary to the Plan Gas.Ar and, therefore, on December 22, 2020, and January 27 and February 24, 2021, CAMMESA launched tenders for gas consumption in the months of January, February and March 2021, respectively. The resulting average price at the wellhead for the three months was US$2.30/MBTU for Neuquina Basin, respectively. For producers not awarded under Plan Gas.Ar, the tender was under a 30% DoP condition, whereas for beneficiaries of Plan Gas.Ar, it was on an interruptible basis. Pampa participated in these tenders.

Generators covered by Energía Plus and SEE Res. No. 287/17 contracts had the option of assigning the natural gas operation and transportation to CAMMESA.

·	Natural Gas Export

SGE Res. No. 417/19 passed in July 2019 established the procedure for the authorization of natural gas exports, with the security of supply to the Argentine domestic market being a condition in all cases. It is worth highlighting that the exported volume does not qualify for calculating the incentive for domestic production encouragement programs.

In this sense, in September 2019 Pampa obtained a permit to export natural gas on a firm basis to Refinerías ENAP in Chile until May 15, 2020. In November 2020 it obtained new permits to export gas to several customers in Chile, on an interruptible basis, expiring between April 2021 and January 2022.

Furthermore, awardees tendering lower prices under Plan Gas.Ar have preferential access to firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin, and with the prior approval of the applicable authority.

In the case of higher costs incurred by the Federal Government as a result of the use of alternative fuels for the WEM’s power generation (imported LNG, coal, FO, or GO), between September 15, 2019, and May 15, 2020, exporting companies should compensate CAMMESA (SGE Res. No. 506/19). The range between US$0.1 and 0.2/MBTU was set for the exported volume, which could be offset by receivables from CAMMESA held by each exporter for the sale of gas in the domestic market. Said compensation would be included in the cost of electricity in the WEM.

Finally, there was an export duty of Ps.4 per exported US$ in effect as from September 2018, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided that, effective as from December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl. The rate could rise to 8% proportionally with the international reference price, the cap to be recognized when the reference price equals or exceeds US$60/bbl. As of the date of this annual report, the rate amounts to 8%.

Regulations Specifically Applicable to the Crude Oil Market

·	Crude Oil Commercialization in the Domestic Market

In response to the sharp drop in international reference prices and the domestic demand resulting from the ASPO, Executive Order No. 488/20 established a local commercialization reference price for Medanito-type crude oil of US$45/bbl, effective from May 19 to December 31, 2020. This measure was rendered ineffective on August 28, 2020, date on which the reference Brent price exceeded US$45/bbl for 10 consecutive calendar days. The Executive Order also established the obligation of producers to maintain the activity and/or production levels reported during 2019, taking into consideration the current situation caused by the COVID-19 pandemic.

·	Liquid Hydrocarbons Export Duty

As for natural gas exports, as from September 2018 there was an export duty of AR$4 per exported US$, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided that, effective as from December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$60/bbl. As of the date of this annual report, the rate amounts to 8%.

Midstream

·	Regulations Specifically Applicable to the LPG Business

-	Household Gas Bottles’ Program and Propane for Grids Agreement

The program for the supply of butane for gas bottles at subsidized prices, created by PEN Executive Order No. 470/15 and encompassed under the Household Gas Bottles’ Program (SRH Resolution No. 56/17, as amended), is currently in force, and provides for the supply of a defined quota of LPG to fractionation companies, under a maximum reference price, to benefit low-income residential users. The sales price for butane and propane sold under the Household Gas Bottles’ Program is determined by the SRH, which set a price of Ps. 9,895/ton for butane and Ps. 9,656/ton for propane as from July 1, 2019 (SHC Provisions No. 104/19). Later, prices were updated to Ps. 10,885/ton for both products effective as from October 19, 2020 (SE Resolution No. 30/20). Consequently, the participation in this program forces TGS and Refinor to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

With respect to the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids, on May 30, 2018, TGS executed the 16th extension to the agreement, which set a new methodology for the determination of the price and volumes to be sold under this program for the April 1, 2018 -December 31, 2019 period. On January 14, 2020 TGS received the SE’s instruction to proceed with the deliveries pursuant to such extension. On August 25, 2020, TGS executed the seventeenth extension to the Propane for Grids Agreement, effective until December 31, 2020. As of the date of release of this Annual Report, this program has not been postponed.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide for a compensation payable by the Federal Government to participants, which is calculated as the difference between the sale price under such agreement and the export parity published by the SRH on a monthly basis, although with significant delays in collection terms.

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

On December 1, 2020, the Court hearing the case resolved, taking into consideration the ruling and in view of the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

-	Export Duty

As for hydrocarbon exports, as from September 2018 there was an export duty of Ps. 4 per exported US$ for propane, butane and LPG, with a maximum 12% rate (PEN Executive Orders No. 793/18 and 865/18). The Solidarity Law provided that, effective as from December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, PEN Executive Orders No. 793/18 and 865/18 continued to apply. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the reference price increases up to 8%, the cap to be recognized when the Brent equals or exceeds US$60/bbl. As of the date of this annual report, the rate amounts to 8%.

·	Regulations Specifically Applicable to Crude Oil Transportation

In June 2016, OldelVal requested the performance of the RTI to the MEyM as tariffs were insufficient to develop a maintenance and investment plan that may guarantee the integrity, efficiency and reliability of the facilities and transportation service. Consequently, on March 10, 2017, a new US$-denominated tariff scheme was published, providing for an average 34% increase, effective for a term of 5 years as from March 2017 (MEyM Res. No. 49/17). In November 2018 Pampa divested 21% of Oldelval’s capital stock to ExxonMobil Exploration Argentina S.R.L., keeping a 2.1% equity interest in OldelVal.

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

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report.

Sources of Revenues

Generation

Our generation operations derive revenues from the sale of electricity sales contracts with large users within the MAT, supply agreements with CAMMESA and sales to the spot market.

Distribution of Energy

On account of the execution of the contract for the sale of our 51% interest in Edenor (see detail in Note 5.3.1 to our Consolidated Financial Statements and Item 4. “Relevant Events—Sale of Controlling Stake in Edenor.”), Edenor’s revenues mainly from electricity sales to users in our distribution service area (on the basis of applicable tariffs), were disclosed within discontinued operations.

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

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in local and international crude oil prices, natural gas prices and international petrochemical product’s prices, fluctuations in demand for oil related products, natural gas and electricity in Argentina, costs of sales and operating expenses.

The measures implemented by the Federal Government to contain the spread of COVID-19 have impacted our results of operations mainly by affecting the recoverable value of property, plant and equipment, intangible assets and inventories (see detail in Notes 1.2 and 11.1 to our Consolidated Financial Statements).

The Company adopted the U.S. Dollar as its functional currency commencing on January 1, 2019; therefore, previous comparative figures were restated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 — “Financial reporting in hyperinflationary economies”, since the Peso was the Company’s functional currency up to that date, and were translated into U.S. Dollars using the exchange rate as of that date.

Additionally, results of operations related to the divestment, during 2018, of our refining and distribution segment’s main assets and certain oil and gas assets, have been disclosed within discontinued operations in the consolidated statement of comprehensive income.

Finally, commercial interests presented in comparative form have been reclassified from financial income to other operating income to maintain consistency with present period’s figures in accordance with the change of policy detailed in Note 4 to our Consolidated Financial Statements.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2020	2019	2018
Real GDP (% change)	-9.9%	-2.1%	-2.5%
Nominal GDP (in millions of Pesos)	27,021,238	21,447,250	14,605,790
Real Consumption (% change)	-13.1%	-6.6%	-2.4%
Real Investment (% change)	-13.0%	-16.0%	-5.8%
Industrial Production (% change)	-7.6%	-6.3%	-5.0%
Consumer Price Index	36.1%	53.8%	47.6%
Nominal Exchange Rate (in Ps. /US$ at year end)	84.15	59.90	37.81
Exports (in millions of US$)	54,884	65,115	61,782
Imports (in millions of US$)	42,356	49,125	65,483
Trade Balance (in millions of US$)	12,528	15,990	-3,701
Current Account (% of GDP)	0.8%	-0.9%	-5.4%
Reserves (in millions of US$)	39.4	44.8	65.8
Tax Collection (in millions of Pesos)	7,237,410,240	5,473,537,926	3,713,409
Primary Surplus (in millions of Pesos)	-1,749,957,278	-95,122	-338,987
Public Debt (% of GDP at December 31) *	104.5%	90.2%	86.2%
Public Debt Service (% of GDP)	2.0%	3.4%	2.7%
External Debt (% of GDP at December 31)	84.5%	77.8%	72.1%

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

Moreover, as of December 2019 the non-financial public sector’s fiscal accounts accumulated a 0.5% and 4.0% primary and total deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in Pesos based on figures published by the Federal Administration of Public Revenue, ended 2019 with a 47.4% increase compared to 2018. Besides, in 2019 primary expenditures by the National Treasury showed a 37.2% year-on year variation.

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

As of the fourth quarter of 2020, the economic activity recorded an accumulated 9.9% decrease compared to the same period of the previous year, mainly as a result of the 13.1%, 4.7% and 13.0% decreases in private and public consumption, and investment, respectively. The activity contraction affected 14 out of 16 identified sectors of the Argentine economy, the most affected being hotels and restaurants (-49.2%), other community, social and personal activities (-39.9%), construction (-22.6%) and phishing (-20.9%), while financial brokerage and electricity, gas and water experienced a 2.1% and 0.9% increase, respectively. These declines were also partially offset by an increase in exports net of imports of 27.9%.

With regards to the evolution of prices, the National Cost of Living Index published by the INDEC showed a 36.1% variation in 2020. The most important variations were recorded in clothes and footwear (+60%), leisure and culture (+48.0%) and food and beverage (+42.1%). The sectors affected to a lower extent were communications (+7.6%), housing, water, electricity and other fuels (+17.6%) and education (+20.1%). Furthermore, salaries, as measured by the registry of the Stable Workers’ Average Taxable Remuneration (RIPTE) experienced a 34.9% year-on-year increase between December 2020 and the same month of the previous year.

Moreover, as of December 2020 the non-financial public sector’s fiscal accounts accumulated a 6.5% and 8.5% primary and total deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in Pesos based on figures published by the Federal Administration of Public Revenue, ended 2020 with a 32.2%. Besides, in 2020 primary expenditures by the National Treasury showed a 63.5% year-on year variation.

With respect to the financial situation, the Central Bank’s U.S. Dollar currency wholesale exchange rate (Res. A3500) closed at Ps.84.15/US$ on December 31, 2020, showing a cumulative 40.5% increase compared to the end of 2019 and a 46.3% average year-on-year variation. The Central Bank’s international reserves amounted to US$39.4 billion at year-end, which represents a US$5.5 billion decrease compared to the previous year. Moreover, the monetary base reached Ps.2,470 billion, showing an increase of 30.3% compared to the previous year. Furthermore, the Central Bank’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$35.0 billion as of the closing of 2020, which represents a 97% year-on-year variation.

Finally, at the external level, as of the fourth quarter of 2020 the cumulative current account deficit amounted to US$12.5 billion according to INDEC’s data, which represents 1.5% of the GDP. During this period Free on Board value exports reached US$54.9 billion, and Cost, Insurance and Freight value imports amounted to US$42.4 billion. Primary exports and agricultural exports decreased by 7.5% and 9.1% respectively during this period, while industrial manufactures exports experienced a 30.7% contraction. Fuel and energy exports experienced a decrease of 19.7%. Imports showed a contraction compared to the same period of 2019 in the automotive (-31.7%), capital goods (-13.0%), fuels and lubricants (-40.7%), consumables goods (-4.7%), parts and accessories (-25.0%) and intermediate goods (-2.1%).

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

During 2020, the electricity demand decreased by 1.3% compared to 2019 as a result of the impact of the COVID-19, with a total electricity demand volume of 127,306 GWh and 128,946 GWh for 2020 and 2019, respectively.

Peak Demand Records

	2020	2019	2018
Power Capacity (MW)	25,791	26,113	26,320
Date	2/4/2020	1/29/2019	2/8/2018
Temperature (°C)	29.5	34.0	30.2
Time	2:57 PM	2:25 PM	3:35 PM

Source: CAMMESA.

Generation of electricity increased by 2% in 2020, with 133,584 GWh and 130,804 GWh volumes for the years 2020 and 2019, respectively, mainly due to the increase in exports, which was partially offset by the effects of the COVID-19.

Thermal power generation remained as the main resource to meet the electricity demand, fired with natural gas or liquid fuels (GO and GO) and mineral coal, supplying an electricity volume of 82,333 GWh (62%), followed by hydroelectric power generation, which contributed 28,505 GWh net of pumping (21%), renewable power generation with 12,734 GWh (10%), and nuclear power generation, with 10,011 GWh (7%) Additionally, there were imports for 1,204 GWh (56% lower than in 2019), exports for 3,089 GWh (higher than the 261 GWh recorded in 2019), and losses for 4,392 GWh (1% higher than in 2019).

Hydroelectric power generation net of pumping decreased its contribution volume by 18% compared to 2019, mainly due to the droughts that affected the Yacyretá and Salto Grande dams. This decrease was partially offset by the increase in renewable (64%), thermal (3%) and nuclear (26%) generation compared to 2019, mainly on account of the commissioning of the PPA under RenovAr, MAT ER and MEyM Resolution No. 287/17, added to the higher nuclear generation as from the start-up of Central Nuclear Embalse’s reconditioning at the end of the first quarter of 2019.

The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable):

Generation by Type of Power Plant

In %, 2011 – 2020

During 2020 generation facilities recorded an increase in their installed capacity compared to the previous year, totaling 41,951 MW (+2,247 MW compared to 2019). This increase was mainly due to the commissioning of renewable units under the RenovAr and MAT ER programs for 1,408 MW. In the thermal area, 817 MW were commissioned, mostly under MEyM Res. No. 287/17, including the completion of Genelba Plus’ closing to CC project (199 MW).

The chart below shows the composition of installed capacity in Argentina (42.0 GW) as of December 31, 2020:

Argentina’s Installed Capacity

100%=42.0 GW

Regarding fuel supply for power generation, as from December 30, 2019 and pursuant to MDP Resolution No. 12/19, fuel commercial management and supply was again centralized in CAMMESA, except for generators with contracts under Energía Plus and SEE Resolution No. 287/17. Additionally, following the implementation of Plan Gas.Ar, on December 2, 2020 SE Resolution No. 354/20 was published, which, among other measures, established an optional scheme for the operating assignment of natural gas and its transportation to CAMMESA effective as from January 2021 for such exempted generators. Pampa acceded to this scheme. This new scheme set a new thermal dispatch order centralized in CAMMESA, which prioritizes units supplied with gas imported from Bolivia under a ToP condition, followed by those supplied under Plan Gas.Ar and, lastly, those with gas assigned to CAMMESA.

As regards fuel consumption, in 2020 the use of natural gas for power plants amounted to 16.3 million dam3, representing a 5% decrease compared to the previous year, mainly accounted for by the lower domestic supply, which experienced a 7% year-on-year decrease. Consequently, the shortage of fuel to meet electric power generation needs worsened and, therefore, the purchase of LNG and its re-gasification in Escobar continued, as well as natural gas imports from Bolivia, which experienced an 8% year-on-year increase. Moreover, alternative fuels (FO, GO and mineral coal) were used to meet the demand, in volumes significantly higher than in 2019. The use of FO tripled to 0.6 million ton, whereas the demand for GO and mineral coal doubled.

The chart below shows the monthly average cost during 2020 (compared to 2019) that electricity consumers should pay so that the system does not become deficient. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil and other minor items.

Monthly Average Monomic Price (Ps. Per MWh)

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

Cost of sales

Our most significant costs of sales include purchases of inventory, energy and gas, personnel costs and property, plant and equipment depreciation.

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related personnel costs, fees and compensations for services and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2019:

2019 Argentine Energy Mix

100% = 77.2 million Ton of oil equivalent

Source: SGE. There is no available information for the year 2020.

The chart does not include other primary sources accounting for 6.3%

Natural Gas

In 2020, the total gross natural gas production amounted to 123 million m3 per day, which represents a 9% decrease compared to the volumes produced in 2019. This variation is due to the decline recorded in the country’s basins, mainly in the Neuquina Basin (-8 million m3 per day) and, to a lesser extent, in the Golfo de San Jorge and Austral Basins (-3 million m3 per day) as a result of the lower activity on account of the continuous fall in market prices and the demand contraction resulting from the impact of COVID-19.

Although domestic consumption experienced a 5% year-on-year decrease for the second consecutive year, domestic gas production was not able to meet the demand, a deficit evidenced since 2003, so the Federal Government resorted mainly to natural gas imports and the use of alternative fuels. In 2020, the supply from Bolivia averaged 15 million m3 per day (6% higher than in 2019) and seaborne LNG at the Escobar port recorded an average of 5 million m3 per day (5% higher than in 2019). Moreover, as in 2019, no imports of regasified LNG from Chile were recorded in 2020. On the other side, gas and LNG exports decreased by 29% compared to 2019, to a total of 4 million m3 per day, representing 3% of the total domestic production in 2020.

Based on the last annual information published by the SGE, as of December 31, 2019 total natural gas reserves and resources in the country reached 1,140,445 million m3, of which 35% were proven reserves. Furthermore, 57% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have experienced a slight 1% increase, especially resources, which have risen by 4%, totaling 415,020 million m3.

Evolution of Natural Gas Production and Reserves and Resources*

In billion m3, 2006-2020

Source: SEG. * There is no available information on reserves for the year 2020. Production is gross.

Crude Oil

In 2020, total oil production amounted to 77 thousand m3 per day, 5% lower than the volumes produced in 2019 (81 thousand m3 per day), thus reversing the upward trend over the last two years, mainly on account of the demand contraction resulting from the impact of COVID-19, experiencing a 12% decline compared to 2019. In April and May, the months most impacted by the lockdown, the consumption of crude oil decreased by 35% compared to the same period of 2019, then gradually recovering although without reaching 2019 consumption levels, and finishing the month of December with a -7% year-on-year variation.

Based on the last annual information published by the SGE, as in 2019, in 2020 no oil imports were recorded. On the other hand, as a consequence of the sharp drop in domestic demand caused by the ASPO, in 2020 oil exports amounted to 12.3 thousand m3 per day, a volume 18% higher than in 2019. This volume represented 16% of the total domestic production during 2020.

As of December 31, 2019, total oil reserves and resources within the country totaled 832,098 thousand m3, of which 49% were proven reserves. In addition, 32% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have recorded a 4% increase. Furthermore, resources totaled 163,252 thousand m3, 4% lower than the levels recorded as of December 31, 2018.

Evolution of Oil Production and Reserves and Resources*

In million m3, 2006-2020

Source: SGE. * There is no available information on reserves for the year 2020.

For information about the regulatory framework of our Oil and Gas business, please see “Item 4. The Argentine Energy Sector— Oil & Gas Regulatory Framework”.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2020, 2019 and 2018.

Results of operations related to (i) maintained as held for sale assets of distribution of energy segment and (ii) divested assets of refining and distribution and oil and gas segments, were disclosed within discontinued operations.

	For the year ended December 31,
	2020	2019	2018
Revenue	1,071	1,338	1,436
Cost of sales	(663)	(811)	(831)
Gross profit	408	527	605
Selling expenses	(38)	(26)	(37)
Administrative expenses	(93)	(105)	(130)
Exploration expenses	-	(9)	(1)
Other operating income	56	79	223
Other operating expenses	(36)	(43)	(156)
Impairment of property, plant and equipment, intangible assets and inventories	(139)	(62)	(32)
Share of profit from associates and joint ventures	85	101	118
Income from the sale of associates	-	-	28
Operating income	243	462	618
Gain on net monetary position, net	-	-	403
Finance income	9	23	30
Finance costs	(177)	(187)	(184)
Other financial results	84	175	(808)
Financial results, net	(84)	11	(559)
Profit before income tax	159	473	59
Income tax	(35)	130	32
Profit for the year from continuing operations	124	603	91
(Loss) Profit for the year from discontinued operations	(592)	197	196
(Loss) Profit of the year	(468)	800	287

Total (Loss) Profit of the year attributable to:
Owners of the Company	(367)	692	224
Non - controlling interest	(101)	108	63

	For the year ended December 31,
	2020	2019	2018
Revenue
Generation	559	819	606
Oil and gas	294	448	521
Petrochemical	265	321	338
Holding and others	20	20	36
Eliminations	(67)	(270)	(65)
Total Revenue	1,071	1,338	1,436

Gross profit
Generation	305	349	333
Oil and gas	51	135	234
Petrochemical	32	23	4
Holding and others	20	20	36
Eliminations	-	-	(2)
Total Gross profit	408	527	605

Operating income
Generation	241	322	324
Oil and gas	(32)	72	250
Petrochemical	6	6	(61)
Holding and others	28	62	106
Eliminations	-	-	(1)
Total operating income	243	462	618

Total (loss) profit of the year
Generation	139	248	106
Distribution of energy	(592)	197	116
Oil and gas	(58)	68	(113)
Petrochemical	6	11	(54)

Holding and others	37	276	231
Eliminations	-	-	1
Total (loss) profit of the year	(468)	800	287

Total (loss) profit attributable to owners of the company
Generation	147	239	100
Distribution of energy	(499)	98	61
Oil and gas	(58)	68	(115)
Petrochemical	6	11	(54)
Holding and others	37	276	231
Eliminations	-	-	1
Total (loss) profit attributable to owners of the company	(367)	692	224

Total (loss) profit attributable to non - controlling interest
Generation	(8)	9	6
Distribution of energy	(93)	99	55
Oil and gas	-	-	2
Total (loss) profit attributable to non - controlling interest	(101)	108	63

The Company is a fully integrated power company in Argentina that participates in the electricity, oil and gas value chains.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

·	Generation, consisting of our direct and indirect interests in CPB, HINISA, HIDISA, Greenwind, Enecor, TMB, TJSM, CTB and through our own electricity generation activities through thermal plants Güemes, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picun Leufu hydroelectric complex and Pampa Energía I and II wind farms;

·	Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in PACOSA and our indirect interest in OCP;

·	Petrochemicals, comprised of our own styrene operations and the catalytic reformer plant operations conducted in Argentine plants;

·	Holding and Other Business, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively; and

·	Distribution of Energy, consisting of our direct interest in Edenor. As a result of the binding stock purchase agreement for the sale of our controlling interest in Edenor, related results of operations were classified within discontinued operations (see Item 4. “Relevant Events—Sale of Controlling Stake in Edenor”).

The Company manages its operating segments based on its individual net profit.

Year ended December 31, 2020 compared to the fiscal year ended December 31, 2019

Generation Segment

	Fiscal Year Ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	559	819	(260)	(32%)

Cost of sales	(254)	(470)	216	(46%)
Gross profit	305	349	(44)	(13%)

Selling expenses	(2)	(3)	1	(33%)
Administrative expenses	(30)	(32)	2	(6%)
Other operating income and expenses, net	29	47	(18)	(38%)
Share of profit from joint ventures	67	13	54	415%
Impairment of property, plant and equipment and intangible assets	(128)	(52)	(76)	146%
Operating income	241	322	(81)	(25%)

Finance income	3	2	1	50%
Finance costs	(73)	(82)	9	(11%)
Other financial results	1	86	(85)	(99%)
Financial results, net	(69)	6	(75)	(1,250%)
Profit before income tax	172	328	(156)	(48%)

Income tax	(33)	(80)	47	(59%)
Profit of the year	139	248	(109)	(44%)

Owners of the company	147	239	(92)	(38%)
Non - controlling interest	(8)	9	(17)	(189%)

Revenues

Net revenues from our generation segment decreased 32%, to US$559 million in the fiscal year ended December 31, 2020, compared to US$819 million in the previous fiscal year. This variation is mainly explained by (i) a decrease in revenues caused by the discontinuation of fuel self-supply for electric power generation following the centralization of fuel purchases by CAMMESA beginning in December 2019, and (ii) a decrease in energy prices in the spot market following the effectiveness of SE Resolution N° 31/20, and the temporary suspension of the automatic inflation adjustment mechanism. These effects were partially offset by an increase in revenues upon the commercial commissioning of CTGEBA’s second combined cycle as from July 2, 2020, which enabled the entry into the wholesale power purchase agreement executed with CAMMESA for a maximum committed capacity of 377 MW.

The amount of electricity sold during the fiscal year ended December 31, 2020 increased slightly primarily due to the commissioning of new projects and acquisitions, which was partially offset by a decrease in generation from older and therefore less efficient thermal machines and lower hydro generation due to weather conditions.

The following table shows net electricity sales (in GWh) for our power generation plants:

	Fiscal year ended
	December 31, 2020		December 31, 2019
In GWh	Net generation	Total sales	Net generation	Total sales
Hydroelectric
HINISA	481	482	499	500
HIDISA	323	323	334	334
HPPL	742	737	823	822
Wind
PEMC	409	409	383	383
PEPE II	207	207	122	130
PEPE III	243	246	148	159
Thermal
CTLL	4,406	4,399	5,096	5,307
CTG	368	418	755	893
CTP	55	55	53	53
CPB	576	575	1,106	1,107
CTPP	193	193	168	168
CTIW	229	229	312	312
CTGEBA	7,912	7,946	5,550	5,891
EcoEnergía	72	89	105	83
CTEB	255	255	128	125
Total	16,470	16,563	15,582	16,266

Cost of Sales

Cost of sales decreased by 46%, to US$254 million for the fiscal year ended December 31, 2020, compared to US$470 million for the fiscal year ended December 31, 2019, primarily due to a decrease in gas purchases and transportation volumes (US$226 million) and a decrease in electricity purchase volumes (US$11 million), partially offset by higher depreciation in property, plant and equipment due to (i) the commercial commissioning of the PEPE II and III wind farms during the second quarter of 2019, and (ii) the expansion of the Genelba thermal plant in the third quarter of 2020 (collectively, US$26 million).

Gross Profit

Gross profit from our generation segment decreased by US$44 million (13%), recording a gain of US$305 million for the fiscal year ended December 31, 2020, compared to a gain of US$349 million for the fiscal year ended December 31, 2019. This variation is mainly explained by a decrease in the spot market energy price and higher depreciation of property, plant and equipment, partially offset by higher revenues from the commercial activation of the aforementioned projects.

In addition, in the fiscal year ended December 31, 2020, the gross margin in relation to sales increased to 55% compared to 43% for the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses from our generation segment did not vary significantly, amounting to US$2 million for the fiscal year ended December 31, 2020, compared to US$3 million for the fiscal year ended December 31, 2019.

Administrative Expenses

Administrative expenses in our generation segment decreased 6%, from US$32 million for the fiscal year ended December 31, 2019 to US$30 million for the fiscal year ended December 31, 2020. This variation is explained by lower charges related to salaries and social security.

Other Operating Income and Expenses Net

Other operating income and expenses, net decreased to a US$29 million gain for the fiscal year ended December 31, 2020, compared to a US$47 million gain for the fiscal year ended December 31, 2019. This variation corresponds to a US$26 million decrease in commercial interests gains, mainly as a result of the gain recorded in 2019 derived from the Agreement for the Regularization and Settlement of Receivables with WEM, minus higher interests gains from delayed monthly transaction payments from CAMMESA during 2020, all of which was offset by a contractual gain of US$7 million as compensation for damages suffered in certain wind power generation units.

Operating Income

Operating income decreased by US$81 million (25%), recording a gain of US$241 million for the fiscal year ended December 31, 2020, compared to a gain of US$322 million for the fiscal year ended December 31, 2019. This variation is mainly explained by: (i) higher impairment of property, plant and equipment and intangible assets that mainly supply the spot market (US$76 million); (ii) lower income due to a decrease in spot market prices (as a result of the conversion of foreign currency remuneration at the Spot market to Peso denominations) and (iii) a decrease in commercial interest gains as a result of the Agreement for the Regularization and Settlement of Receivables with WEM in 2019, partially offset by (i) an increase in generation capacity through the aforementioned expansion projects, and (ii) an increase in share of profit from associates and joint ventures due to the acquisition of CTB in June 2019.

The operating margin in relation to sales for the fiscal year ended December 31, 2020, increased to 43% compared to a 39% margin for the fiscal year ended December 31, 2019.

Financial Results, Net

Financial results, net, from the generation segment represented a loss of US$69 million for the fiscal year ended December 31, 2020, compared to a gain of US$6 million for the fiscal year ended December 31, 2019. The variation is mainly due to: (i) lower present value measurement gains derived from the Agreement for the Regularization and Settlement of Receivables with WEM in 2019 (US$50 million); (ii) lower income from changes in the fair value of financial instruments (US$28 million), and (iii) higher net foreign exchange losses (US$16 million). These effects were partially offset by a decrease in interest losses (US$10 million), and higher profits derived from the repurchase of corporate bonds (US$10 million).

Income Tax

Generation activities recorded an income tax charge of US$33 million for the fiscal year ended December 31, 2020, compared to a charge of US$80 million for the fiscal year ended December 31, 2019, mainly due to a decrease in profits subject to income tax.

Profit

The generation segment recorded a US$139 million profit for the fiscal year ended December 31, 2020, of which US$147 million are attributable to the owners of the Company, compared to a US$248 million profit for the fiscal year ended December 31, 2019, of which US$239 million are attributable to the owners of the Company.

Oil and Gas Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	294	448	(154)	(34%)
Cost of sales	(243)	(313)	70	(22%)
Gross profit	51	135	(84)	(62%)

Selling expenses	(28)	(12)	(16)	133%
Administrative expenses	(42)	(47)	5	(11%)
Exploration expenses	-	(9)	9	(100%)
Other operating income and expenses, net	(8)	(6)	(2)	33%
Share of profit from associates	(5)	21	(26)	(124%)
Impairment of property, plant and equipment	-	(10)	10	(100%)
Operating income	(32)	72	(104)	(144%)

Finance income	7	17	(10)	(59%)
Finance costs	(100)	(94)	(6)	6%
Other financial results	44	89	(45)	(51%)
Financial results, net	(49)	12	(61)	(508%)
Loss before income tax	(81)	84	(165)	(196%)

Income tax	23	(16)	39	(244%)
(Loss)/ Profit of the year	(58)	68	(126)	(185%)

Revenues

Net revenues in our oil and gas segment amounted to US$294 million for the fiscal year ended December 31, 2020, which was 34% lower than the US$448 million for the fiscal year ended December 31, 2019. This decrease is mainly due to a decrease in the prices tendered at CAMMESA’s monthly calls, a decrease in industrial activity, and the diluting effect of inflation on the price of gas sold to gas distributors, and a decrease in gas volumes sold to thermal power plants due to the discontinuation of the self-supply of fuel for electricity generation purposes. The oil sector was impacted by a decrease of domestic prices that use international prices as benchmarks, which experienced a strong decline due to the collapse in demand caused by COVID-19.

The following table shows our production for the oil and gas segment for the periods shown:

	For the fiscal year ended
	December 31, 2020	December 31, 2019
Production
Oil (k bbl/day)	4,4	5.0
Gas (k m3/day)	6,902	7,344
Total (k boe/day)	45.0	48.2

Sales
Oil (k bbl/day)	4.6	5.1
Gas (k m3/day)	7,190	8,367
Total (k boe/day)	46.9	54.3

Cost of Sales

The cost of sales from our oil and gas segment decreased by 22%, from US$313 million for the fiscal year ended December 31, 2019 to US$243 million for the fiscal year ended December 31, 2020. The variation is primarily due to: (i) decreases in gas purchases for resale (US$41 million); (ii) decreases in royalty charges as a result of the decrease in sales prices (US$17 million) and (iii) decrease in fees and compensation for services as a result of the decrease in the level of activity experienced during the period (US$6 million).

Gross Profit

Gross profit from our oil and gas segment decreased by 62%, from US$135 million in the fiscal year ended December 31, 2019, to US$51 million for the fiscal year ended December 31, 2020. This variation is primarily explained by a decline in sales prices, partially offset by lower purchases of gas for resale and lower royalty charges.

The gross margin in relation to sales for the fiscal year ended December 31, 2020 amounted to 17%, compared to 30% for the fiscal year ended December 31, 2019.

Selling Expenses

The selling expenses of oil and gas increased to US$28 million for the fiscal year ended December 31, 2020, compared to US$12 million for the same period in 2019, mainly due to the impairment of US$13 million recognized in 2020 of receivables with gas distributors under Decree No. 1,053/2018 (subsequently abrogated in 2020), by virtue of which the differences in exchange rates between the gas price purchased by gas distributors and the gas tariffs charged to consumers for the period between April 2018 – March 2019 were borne by the Federal Government.

Administrative Expenses

Administrative expenses from our oil and gas segment decreased to US$42 million (11%) for the fiscal year ended December 31, 2020, compared to US$47 million for the fiscal year ended December 31, 2019. The variation is mainly due to decreases in salaries and social security charges (US$2 million), as well as fees and compensation for services (US$2 million).

Exploration Expenses

Exploration expenses from our oil and gas segment did not record any charge during the fiscal year ended December 31, 2020, compared to a loss of US$9 million during the fiscal year ended December 31, 2019. The 2019 charge corresponds to expenses associated with abandoned and unproductive wells (US$5 million) and a decrease in geological and geophysical expenses (US$4 million).

Other Operating Income and Expenses, net

Other operating incomes and expenses, net of our oil and gas segment recorded a higher net loss of US$8 million, for the fiscal year ended December 31, 2020, compared to a loss of US$6 million for the fiscal year ended December 31, 2019. The variation is mainly due to an increase in provisions allocated to contingencies (US$2 million).

Operating Income

The operating income from our oil and gas segment decreased to a loss of US$32 million for the fiscal year ended December 31, 2020, 144% lower than the gain of US$72 million for the fiscal year ended December 31, 2019. This variation is mainly explained by: (i) a lower gross profit (US$84 million) mainly due to a decline in sales prices and (ii) a decrease in profit from investment in associates (US$26 million) in relation to our participation in OCP. These effects were partially offset by the loss recorded in 2019 derived from impairment of property, plant and equipment (US$10 million).

Financial Results, Net

Financial results, net from the oil and gas segment represented a loss of US$49 million for the fiscal year ended December 31, 2020, compared to a profit of US$12 million for the fiscal year ended December 31, 2019, primarily due to: (i) lower income from changes in the fair value of financial instruments (US$34 million); (ii) higher net foreign exchange losses (US$17 million) and (iii) higher financial interest expense (US$13 million) due to debt issuance. These effects were partially offset by a gain on the repurchase of corporate bonds (US$5 million) and a higher present value measurement gains (US$5 million).

Income Tax

Our oil and gas segment recorded an income tax benefit of US$23 million for the fiscal year ended December 31, 2020, compared to an income tax charge of US$16 million for the same period in 2019. This variation relates mainly to a decrease in profits subject to income tax.

Total (Loss) Profit

Our oil and gas segment recorded a loss of US$58 million for the fiscal year ended December 31, 2020, compared to a profit of US$68 million for the prior fiscal year, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	265	321	(56)	(17%)
Cost of sales	(233)	(298)	65	(22%)
Gross profit	32	23	9	39%

Selling expenses	(8)	(9)	1	(11%)
Administrative expenses	(3)	(4)	1	(25%)
Other operating income and expenses, net	(4)	(4)	-	-
Impairment of inventories	(11)	-	(11)	-
Operating income	6	6	-	-

Finance costs	(3)	(8)	5	(63%)
Other financial results	5	18	(13)	(72%)
Financial results, net	2	10	(8)	(80%)
Profit before income tax	8	16	(8)	(50%)

Income tax	(2)	(5)	3	(60%)
Profit of the year	6	11	(5)	(45%)

Revenues

Net revenues from our petrochemicals segment totaled US$265 million for the fiscal year ended December 31, 2020, 17% lower than the US$321 million reported for the fiscal year ended December 31, 2019. The variation is mainly due to lower sales prices resulting from the decrease in international reference prices.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the fiscal year ended
	December 31, 2020	December 31, 2019
Styrene & polystyrene	94	99
SBR	37	27
Others	205	217
Total	337	343

Cost of Sales

The petrochemicals segment’s cost of sales decreased by 22%, to US$233 million for the fiscal year ended December 31, 2020, compared to US$298 million for the fiscal year ended December 31, 2019, mainly due to (i) decreases in prices of raw material resulting from the decrease in international reference prices (US$60 million), and (ii) decreases in salaries and social security charges (US$5 million).

Gross Profit

Gross profit from our petrochemicals segment increased by 39%, recording a profit of US$ 32 million for the fiscal year ended December 31, 2020, compared to a US$23 million profit for the same period in 2019.

The gross margin in relation to sales for the fiscal year ended December 31, 2020 amounted to 12%, compared to 7% for the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses from the petrochemicals segment did not vary significantly, amounting to US$8 million for the fiscal year ended December 31, 2020 compared to US$9 million for the fiscal year ended December 31, 2019.

Administrative Expenses

Administrative expenses from the petrochemicals segment did not vary significantly, amounting to US$3 million for the fiscal year ended December 31, 2020, compared to US$4 million for the fiscal year ended December 31, 2019.

Other Operating Income and Expenses, Net

Other operating income and expenses, net remained unchanged, amounting US$4 million loss for both fiscal years ended December 31, 2019 and 2020.

Operating Income

The petrochemicals segment’s operating income did not vary, recording a US$6 million profit for both fiscal years ended December 31, 2019 and 2020. The increase in gross profit for the year ended December 31, 2020, was offset by an impairment in inventories of US$11 million recognized in 2020.

Financial Results, Net

Financial results, net from the petrochemicals segment, represented a gain of US$2 million for the fiscal year ended December 31, 2020, compared to a US$10 million profit for the fiscal year ended December 31, 2019. This variation is mainly due to a decrease in provisions allocated to contingencies (US$8 million).

Income Tax

Our petrochemicals segment recorded an income tax charge of US$2 million for the fiscal year ended December 31, 2020, compared to an income tax charge of US$5 million for the fiscal year ended December 31, 2019. This variation is mainly due to a decrease in profits before income tax.

Total profit

The petrochemicals segment recorded a net profit of US$6 million for the fiscal year ended December 31, 2020, compared to a net profit of US$11 million for the prior fiscal year, in both cases fully attributable to the company’s owners.

Holding and Others Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	20	20	-	-
Gross profit	20	20	-	-

Selling expenses	-	(2)	2	(100%)
Administrative expenses	(18)	(22)	4	(18%)
Other operating income and expenses, net	3	(1)	4	(400%)
Share of profit from joint ventures	23	67	(44)	(66%)
Operating income	28	62	(34)	(55%)
Finance income	1	5	(4)	(80%)
Finance costs	(3)	(4)	1	(25%)
Other financial results	34	(18)	52	(289%)
Financial results, net	32	(17)	49	(288%)
Loss before income tax	60	45	15	33%

Income tax	(23)	231	(254)	(110%)
Profit for the year	37	276	(239)	(87%)

Revenues

Net revenues from our holding and others segment remained unchanged, amounting to a US$20 million loss in both fiscal years ending 31 December 2019 and 2020.

Gross Profit

Gross profit from our holding and others segment net remained unchanged, amounting to a US$20 million loss for both fiscal years.

Selling Expenses

Selling expenses from our holding and others segment did not record charges for the fiscal year ended December 31, 2020 compared to US$2 million for the fiscal year ended December 31,2019.

Administrative Expenses

Administrative expenses decreased to US$18 million for the fiscal year ended December 31, 2020, 18% less than the US$22 million spent during the fiscal year ended December 31, 2019. This decrease was due to a decrease in fees (US$4 million).

Other Operating Income and Expenses Net

Other operating income and expenses, net, recorded a profit of US$3 million for the fiscal year ended December 31, 2020 compared to a loss of US$1 million for the fiscal year ended December 31, 2019. The variation is mainly due to a gain from the recovery of doubtful accounts (US$3 million).

Operating Income

Our holding and others segment’s operating income amounted to US$28 million for the fiscal year ended December 31, 2020, 55% lower than for the fiscal year ended December 31, 2019, which amounted to US$62 million. This variation is mainly explained by a decrease in profit from investment in associates and joint ventures (US$44 million), mainly in relation to our participation in CIESA.

Financial Results, Net

Financial results, net, from our holding and others segment represented a profit of US$32 million for the fiscal year ended December 31, 2020 compared to a loss of US$17 million for the fiscal year ended December 31, 2019, mainly due to a higher profit from net foreign exchange difference as a result of our shifting to a net passive position in Argentine Pesos (US$62 million). These effects were partially offset by a higher present value measurement loss of certain tax credits (US$8 million) and lower financial interests, net (US$6 million).

Income Tax

Our holding and others segment recorded an income tax charge of US$23 million for the fiscal year ended December 31, 2020, compared to a gain of US$231 million for the fiscal year ended December 31, 2019.

Total Profit

Our holding and others segment registered a net profit of US$37 million for the fiscal year ended December 31, 2020 attributable to the owners of the company, compared to a net profit of US$276 million recorded in the fiscal year ended December 31, 2019, also attributable to the owners of the company.

Distribution of Energy Segment

The results corresponding to the distribution of energy segment have been classified as discontinued operations as a result of the pending sale of our controlling stake in Edenor. See Item 4. “Relevant Events—Sale of Controlling Stake in Edenor” and note 5.3.3 to our Consolidated Financial Statements.

The distribution of energy segment recorded a total loss of US$592 million for discontinued operations during the fiscal year ended December 31, 2020, of which US$499 million are attributable to the owners of the Company, compared to a profit of US$197 million in 2019, of which US$98 million are attributable to the owners of the Company. This variation is mainly due to the divestment of our participation in Edenor.

Year ended December 31, 2019 compared to year ended December 31, 2018

Generation Segment

	Fiscal Year Ended
	December 31, 2019	December 31, 2018	Variation	%
Revenue	819	606	213	35%
Cost of sales	(470)	(273)	(197)	72%
Gross profit	349	333	16	5%

Selling expenses	(3)	(1)	(2)	200%
Administrative expenses	(32)	(41)	9	(22%)
Other operating income and expenses, net	47	44	3	7%
Share of profit from joint ventures	13	(11)	24	(218%)
Impairment of property, plant and equipment	(52)	-	(52)	(100%)
Operating income	322	324	(2)	(1%)

Gains on net monetary position	-	233	(233)	100%
Finance income	2	2	-	0%
Finance costs	(82)	(85)	3	(4%)
Other financial results	86	(365)	451	(124%)
Financial results, net	6	(215)	221	(103%)
Profit before income tax	328	109	219	201%

Income tax	(80)	(3)	(77)	2,567%
Profit of the year	248	106	142	134%
Owners of the Company	239	100	139	139%
Non - controlling interest	9	6	3	50%

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

The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal year ended
	December 31, 2019			December 31, 2018
In GWh	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric
HINISA	498	-	498	577	-	577
HIDISA	334	-	334	393	-	393
HPPL	823	-	823	886	-	886
Wind facilities:
PEMC (1)	247	-	247	-	-	-
PEPEII	122	7	129	-	-	-
PEPEIII	148	5	154	-	-	-
Thermal facilities:
CTG	755	137	891	1,674	553	2,227
CTLL	5,096	-	5,096	4,748	-	4,748
CTP	53	-	53	134	-	134
CPB	1,106	-	1,106	753	-	753
CTPP	168	-	168	192	-	192
CTIW	312	-	312	274	-	274
CTGEBA	5,550	337	5,887	4,859	598	5,457
EcoEnergía	105	5	110	108	2	110
CTEB (1)	128	-	128	-	-	-
Total	15,582	490	16,072	14,845	1,154	15,999
Note: All figures have been subject to rounding, so figures shown as totals may not add up. (1) Non-consolidated plant

Cost of Sales

Cost of sales increased by 72%, to US$470 million for the fiscal year ended December 31, 2019, compared to US$273 million for the fiscal year ended December 31, 2018, mainly due to: (i) US$176 million for higher gas purchases; (ii) US$6 million for higher depreciation of property, plant and equipment, and (iii) US$5 million for higher rental and insurance costs.

Gross Profit

Gross profit from our generation segment increased by US$16 million and recorded a US$349 million profit for the fiscal year ended December 31, 2019, compared to a US$333 million profit for the same period in 2018. On the other hand, gross margin on sales decreased to 43% for the year ended December 31, 2019 compared to 55% for the same period in 2018.

Selling Expenses

Selling expenses from our generation segment increased to US$3 million, for the fiscal year ended December 31, 2019, compared to US$1 million for the fiscal year ended December 31, 2018, mainly due to US$1 million for higher charges for taxes, rates and contributions and US$1 million for higher net impairment losses on financial assets.

Administrative Expenses

Administrative expenses decreased by 22%, to US$32 million, for the fiscal year ended December 31, 2019, compared to US$41 million for the fiscal year ended December 31, 2018, mainly due to US$7 million for lower labor costs.

Other Operating Income and Expenses, Net

Other operating income and expenses, net increased by US$3 million, due to a US$47 million profit, for the fiscal year ended December 31, 2019, compared to a US$44 million profit for the fiscal year ended December 31, 2018, mainly attributable to: (i) the absence, during 2018 fiscal year, of the US$12 million loss registered on account of provision for contingencies, partially offset by (ii) US$4 million for higher tax on bank transactions; (iii) US$2 million for lower insurance recoveries and (iv) US$1 million for lower commercial interest gains.

Operating Income

Operating income of our generation segment amounted to US$322 million for the fiscal year ended December 31, 2019, compared to US$324 million for the same period in 2018, thus remaining stable. The operating margin on sales for 2019 fiscal year decreased to 39% compared to 53% in 2018 fiscal year.

Financial Results, Net

Net financial results from the generation segment accounted for a US$6 million gain for the fiscal year ended December 31, 2019, compared to a US$215 million loss for the fiscal year ended December 31, 2018, mainly due to: (i) US$340 million for lower losses generated by net foreign exchange difference mainly as a result of the change in Pampa’s functional currency as from January 1, 2019 (see Note 3 to our Consolidated Financial Statements); (ii) a US$49 million gain on discounted value measurement, during 2019, compared to a US$41 million loss during 2018; (iii) US$16 million for higher gains on changes in the fair value of financial instruments, and (iv) US$4 million for lower financial interest expenses net. These effects were partially offset by US$233 million from gains on net monetary position resulting from the application of IAS 29 during the 2018 fiscal year.

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

Oil and Gas Segment

	Fiscal year ended
	December 31, 2019	December 31, 2018	Variation	%
Revenue	448	521	(73)	(14%)
Cost of sales	(313)	(287)	(26)	9%
Gross profit	135	234	(99)	(42%)

Selling expenses	(12)	(19)	7	(37%)
Administrative expenses	(47)	(56)	9	(16%)
Exploration expenses	(9)	(1)	(8)	800%
Other operating income and expenses, net	(6)	27	(33)	(122%)
Share of profit from associates	21	37	(16)	(43%)
Income from the sale of companies	-	28	(28)	100%
Impairment of property, plant and equipment	(10)	-	(10)	(100%)
Operating income	72	250	(178)	(71%)

Gains on net monetary position	-	107	(107)	100%
Finance income	17	15	2	13%
Finance costs	(94)	(79)	(15)	19%
Other financial results	89	(512)	601	(117%)
Financial results, net	12	(469)	481	(103%)
Profit (Loss) before income tax	84	(219)	303	(138%)

Income tax	(16)	57	(73)	(128%)
Profit (Loss) from continuing operations	68	(162)	230	(142%)

Discontinued operations	-	49	(49)	(100%)
Profit (Loss) of the year	68	(113)	181	(160%)

Owners of the Company	68	(115)	183	(159%)
Non - controlling interest	-	2	(2)	100%

Revenues

Revenues from continuing operations in our oil and gas segment amounted to US$448 million for the fiscal year ended December 31, 2019, which was 14% lower than US$521 million for the fiscal year ended December 31, 2018. The US$73 million decrease was attributable to the decrease in oil and gas average prices for 2019 fiscal year, which was partially offset by the increase in gas sales volumes.

The following table shows our production for the oil and gas segment for the periods shown, including the production of discontinued operations:

	For the fiscal year ended
	December 31, 2019	December 31, 2018
Oil (thousand m3/d)
Continuing operations	0.8	0.8
Discontinued operations	-	2
Total	0.8	2.8

Gas (thousand m3/d)
Continuing operations	7,344	6,753
Discontinued operations	-	1,112
Total	7,344	7,865
GLP (thousand m3/d)
Continuing operations	-	-
Discontinued operations	-	0.1
Total	-	0.1
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

Gross Profit

Gross profit from our oil and gas segment decreased by US$99 million and recorded a US$135 million profit for the fiscal year ended December 31, 2019, compared to a US$234 million profit for the same period in 2018. The gross margin of sales decreased to 30% for the fiscal year ended December 31, 2019, compared to 45% for the same period in 2018.

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

Other Operating Income and Expenses, net

Other operating income and expenses, net from continuing operations amounted to a loss of US$6 million, for the fiscal year ended December 31, 2019, compared to gain of US$27 million for the fiscal year ended December 31, 2018. This decrease was mainly a result of (i) the US$30 million income from the settlement agreement in Ecuador TLC recorded in 2018, and (ii) the absence of Gas Plan compensations due to the expiration of Gas Plan II from July 1, 2018. These effects were partially offset by (i) the US$9 million ship or pay contract loss recorded in 2018; (ii) the absence of the US$3 million charges resulting from agreements with provincial treasuries in relation with the Gas Plan compensations and (iii) US$2 million lower tax on bank transactions.

Operating Income

The operating income from our oil and gas segment from continuing operations decreased by 71% and accounted for US$72 million for the fiscal year ended December 31, 2019, compared to the US$250 million for the fiscal year ended December 31, 2018. Consequently, gross margin on sales decreased to 16% for the year ended December 31, 2019 compared to 48% for the same period in 2018.

Financial Results, Net

The net financial results from the oil and gas segment from continuing operations amounted to a gain of US$12 million for the fiscal year ended December 31, 2019, compared to a loss of US$469 million for the fiscal year ended December 31, 2018, mainly due to: (i) US$567 million for lower losses generated by net foreign exchange difference mainly as a result of the change in Pampa’s functional currency as from January 1, 2019 (see Note 3 to our Consolidated Financial Statements); (ii) a US$1 million gain on discounted value measurement, during 2019, compared to a US$17 million loss during 2018; and (iii) US$17 million for higher gains from repurchase of financial debt. These effects were partially offset by (i) US$107 million from gains on net monetary position resulting from the application of IAS 29 during 2018 fiscal year, and (ii) US$2 million lower gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment’s continuing operations recorded an income tax charge of US$16 million for the fiscal year ended December 31, 2019, compared to an income tax benefit of US$57 million for the same period in 2018, in line with the improvement of profits during 2019 fiscal year.

Profit

Our oil and gas segment’s continuing operations recorded a profit of US$68 million for the fiscal year ended December 31, 2019, compared to a loss of US$162 million for the same period in 2018.

Our oil and gas segment recorded a total profit of US$49 million for discontinued operations in the fiscal year ended December 31, 2018, due to the sale in April 2018 of the direct 58.88% interest in Petrolera Entre Lomas S.A. (“PELSA”) and the direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks.

Finally, our oil and gas segment recorded a total profit for continuing and discontinued operations of US$68 million for the fiscal year ended December 31, 2019, all of which were attributable to the owners of the Company, compared to a total loss of US$113 million recorded for the fiscal year ended December 31, 2018, of which US$115 million were attributable to the owners of the Company.

Petrochemicals Segment

	Fiscal year ended
	December 31, 2019	December 31, 2018	Variation	%
Revenue	321	338	(17)	(5%)
Cost of sales	(298)	(334)	36	(11%)
Gross profit	23	4	19	475%

Selling expenses	(9)	(13)	4	(31%)
Administrative expenses	(4)	(6)	2	(33%)
Other operating income and expenses, net	(4)	(14)	10	(71%)
Impairment of property, plant and equipment	-	(32)	32	(100%)
Operating income	6	(61)	67	(110%)

Gains on net monetary position	-	49	(49)	(100%)
Finance costs	(8)	(15)	7	(47%)
Other financial results	18	(39)	57	(146%)
Financial results, net	10	(5)	15	(300%)
Profit (Loss) before income tax	16	(66)	82	(124%)

Income tax	(5)	12	(17)	(142%)
Profit (Loss) of the year	11	(54)	65	(120%)

Revenues

Revenues from our petrochemicals segment amounted to US$321 million during the fiscal year ended December 31, 2019, 5% lower than US$338 million for the fiscal year ended December 31, 2018.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the fiscal year ended
	December 31, 2019	December 31, 2018
Styrene & polystyrene	99	113
SBR	27	26
Others	217	215
Total	343	355

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

Other Operating Income and Expenses, Net

Other operating income and expenses, net recorded a loss of US$4 million for the fiscal year ended December 31, 2019, compared to a loss of US$14 million during the fiscal year ended December 31, 2018, mainly on account of US$12 million of lower idle capacity charges.

Operating Income (Loss)

The petrochemicals segment’s operating income (loss) accounted for a profit of US$6 million for the fiscal year ended December 31, 2019, compared to a loss of US$61 million for the fiscal year ended December 31, 2018. The operating margin on sales for fiscal year 2019 was 2%, compared to the operating loss on sales of 18% in fiscal year 2018.

Financial Results, Net

The net financial results from the petrochemicals segment represented a gain of US$10 million during fiscal year ended December 31, 2019, compared to a loss of US$5 million for the fiscal year ended December 31, 2018, mainly due to: (i) US$46 million for higher gains from net foreign exchange difference mainly as a result of the change in Pampa’s functional currency as from January 1, 2019 (see Note 3 to our Consolidated Financial Statements) and (ii) US$7 million for lower financial expenses net. These effects were partially offset by US$49 million from gains on net monetary position resulting from the application of IAS 29 during the 2018 fiscal year.

Income Tax

Our petrochemicals segment recorded an income tax charge of US$5 million for the fiscal year ended December 31, 2019, compared to an income tax benefit of US$12 million for the fiscal year ended December 31, 2018.

Total Profit (Loss)

The petrochemicals segment disclosed a net profit of US$11 million for the fiscal year ended December 31, 2019, compared to a net loss of US$54 million all of which are attributable to the owners of the Company.

Holding and Others Segment

	Fiscal year ended
	December 31, 2019	December 31, 2018	Variation	%
Revenue	20	36	(16)	(44%)
Cost of sales	-	-	-	-
Gross profit	20	36	(16)	(44%)

Selling expenses	(2)	(4)	2	(50%)
Administrative expenses	(22)	(27)	5	(19%)
Other operating income and expenses, net	(1)	9	(10)	(111%)
Share of profit from joint ventures	67	92	(25)	(27%)
Operating income	62	106	(44)	(42%)

Results on net monetary position	-	12	(12)	(100%)
Finance income	5	14	(9)	(64%)
Finance costs	(4)	(6)	2	(33%)
Other financial results	(18)	108	(126)	(117%)
Financial results, net	(17)	128	(145)	(113%)
Profit before income tax	45	234	(189)	(81%)

Income tax	231	(34)	265	(779%)
Profit from continuing operations	276	200	76	38%

Discontinued operations	-	31	(31)	(100%)
Profit of the year	276	231	45	19%

Owners of the Company	276	231	45	19%
Non - controlling interest	-	-	-	-

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

Other Operating Income and Expenses, Net

Other operating income and expenses, net recorded a loss of US$1 million for the fiscal year ended December 31, 2019 compared to a profit of US$9 million for the fiscal year ended December 31, 2018, due to: (i) US$6 million lower gains from services to third-parties and (ii) US$3 million for lower reversal of contingencies provision.

Operating Income

Our holding and others segment’s operating income amounted to US$62 million for the fiscal year ended December 31, 2019, 42% lower than the US$106 million recorded for the fiscal year ended December 31, 2018. This variation includes a decrease of US$25 million in share of profit from joint ventures to US$67 million gain for the year ended December 31, 2019 compared to US$92 million gain for the year ended December 31, 2018.

Financial Results, Net

Net financial results from our holding and other segment amounted to a loss of US$17 million for the fiscal year ended December 31, 2019 compared to a US$128 million gain for the fiscal year ended December 31, 2018, mainly due to: (i) a US$26 million loss from net foreign exchange difference, during 2019, compared to a US$156 million gain during 2018 mainly as a result of the change in Pampa’s functional currency as from January 1, 2019 (see Note 3 to our Consolidated Financial Statements); (ii) a US$12 million gains on net monetary position resulting from the application of IAS 29 during the 2018 fiscal year, and (iii) US$7 million for lower net financial gains. These effects were partially offset by: (i) a US$3 million gain from changes in the fair value of financial instruments, compared to a US$32 million loss in 2018 and (ii) a US$5 million gain from current valuation of asset, during 2019, compared to a US$17 million loss during 2018.

Income Tax

Our holding and others segment recorded an income tax benefit of US$231 million for the fiscal year ended December 31, 2019, compared to a US$34 million charge for the fiscal year ended December 31, 2018.

Total Profit

Our holding and others segment registered a net profit from continuing operations of US$276 million for the fiscal year ended December 31, 2019 compared to a net profit of US$200 million recorded in the fiscal year ended December 31, 2018, all of which are attributable to the owners of the Company.

Our holding and others segment recorded a profit of US$31 million for discontinued operations in the fiscal year ended December 31, 2018, due to the sale in May 2018 of the main assets of the refining and distribution segment.

Our holding and others segment registered a net profit from continuing and discontinued operations of US$276 million for the fiscal year ended December 31, 2019 compared to a net profit of US$231 million recorded in the fiscal year ended December 31, 2018, all of which are attributable to the owners of the Company.

Distribution of energy segment

The results corresponding to the distribution of energy segment have been classified as discontinued operations as a result of the pending sale of our controlling stake in Edenor. See Item 4. “Relevant Events—Sale of Controlling Stake in Edenor” and note 5.3.3 to our Consolidated Financial Statements.

Distribution of energy segment recorded a total profit of US$197 million for discontinued operations in the fiscal year ended December 31, 2019, of which US$98 million are attributable to the owners of the Company, compared to a profit of US$116 million in 2018, of which US$61 million are attributable to the owners of the Company. This variation is mainly due to a gain of US$285 million recorded during 2020 as a result of the Agreement on the Regularization of Obligations entered into on May 10, 2019 by and between Edenor and the Argentine Federal Government, partially offset by: (i) lower gross profit (US$ 71 million); (ii) higher charges in income tax (US$ 129 million) and (iii) a lower gain on net monetary position (US$ 39 million).

Liquidity and Capital Resources

Analysis of our Financial Condition

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. Along these lines, and as a guiding principle, financial solvency is the foundation on which the sustainable development of our businesses is built. Pursuant to these strategic guidelines, we seek to: (a) Design a capital structure consistent with industry standards adaptable to the financial markets in which we operate; (b) Maintain a liquidity level—invested in financial assets with high credit quality—that allows us to meet our obligations; (c) Maintain a debt maturity profile consistent with projected cash generation; and (d) Efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value creation process.

Our business activities are focused on the development and value-enhancement of our energy assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies.

Total consolidated borrowings as of December 31, 2020, 2019 and 2018 were US$1,614 million, US$1,947 million and US$2,177 million, respectively. As of December 31, 2020, 2019 and 2018, 88%, 92% and 93% of our borrowings were denominated in U.S. Dollars, respectively.

As of December 31, 2020, 2019 and 2018, cash and cash equivalents were US$141 million, US$225 million and US$241 million, respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We and our subsidiaries conducted financings at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2020	2019	2018(1)
Cash and cash equivalents at the beginning of the year	225	241	31
Net cash generated by operating activities	693	802	610
Net cash (used in) generated by investing activities	(255)	(369)	19
Net cash used in financing activities	(445)	(390)	(470)
Exchange difference generated by cash and cash equivalents	(25)	(59)	53
Loss on net monetary position generated by cash and cash equivalents	-	-	(8)
Cash and cash equivalents reclassified to assets classified as held for sale	(52)	-	6
Cash and cash equivalents at the end of the year	141	225	241

(1) Peso amounts as of December 31, 2018 have been translated into US$ at the seller exchange rate for U.S. Dollars quoted by Banco Nación on December 31, 2018 of Ps.37.70 to US$1.00. See “Item 3. Key Information—Exchange Rates.”

Net cash generated by operating activities

Net cash generated by operating activities amounted to US$693 million for the year ended December 31, 2020, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to US$205 million for depreciation and amortization of assets, US$132 million for interest accrual, and US$139 million for property, plant and equipment, intangible assets and inventories’ impairment), and (ii) non-cash profits (mainly related to US$85 million for share of profit from joint ventures and associates), but considering (iii) changes in operating assets and liabilities (mainly related to US$20 million decrease in tax payables and US$6 million increase in inventories, partially offset by US$19 million decrease in trade and other receivables); (iv) US$211 million cash generated by discontinued operations; and (v) US$5 million in income tax payments.

Net cash generated by operating activities amounted to US$802 million for the year ended December 31, 2019, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to US$186 million for depreciation and amortization of assets and US$110 million for interest accrual), and (ii) non-cash profits (mainly related to US$101 million for share of profit from joint ventures and associates, US$130 million for income tax accrual and US$88 million for financial instruments fair value’s changes), but considering (iii) changes in operating assets and liabilities (mainly related to US$65 million decrease in trade and other receivables, US$46 million increase in trade and other payables, partially offset by US$20 million increase in inventories); (iv) US$170 million cash generated by discontinued operations; and (v) US$42 million in income tax payments.

Net cash generated by operating activities amounted to US$610 million for the year ended December 31, 2018, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to US$780 million for net foreign currency exchange difference, US$165 million for depreciation and amortization of assets, and US$105 million for interest accrual), and (ii) non-cash profits (mainly related to US$403 million for gains on net monetary position and US$118 million for share of profit from joint ventures and associates), but considering (iii) changes in operating assets and liabilities (mainly related to US$59 million increase in trade and other receivables, US$114 million decrease in trade and other payables and US$51 million decrease in provisions); (iv) US$224 million cash generated by discontinued operations; and (v) US$14 million in income tax payments.

Net cash used in or generated by investing activities

Net cash used in investing activities amounted to US$255 million for the year ended December 31, 2020, including payments of US$124 million for purchases of property, plant and equipment, US$151 million for public securities and shares acquisitions and US$86 million used in discontinued operations, partially offset by US$93 million proceeds from investment funds recoveries.

Net cash used in investing activities amounted to US$369 million for the year ended December 31, 2019, including payments of US$426 million for purchases of property, plant and equipment, US$108 million for capital integration in associates and joint ventures, US$74 million for investment funds subscriptions and US$86 million used in discontinued operations, partially offset by US$190 million proceeds from the sale of public securities and shares and US$87 million proceeds from received dividends.

Net cash generated by investing activities amounted to US$19 million for the year ended December 31, 2018, including US$457 million in proceeds from sales of shares in companies and property, plant and equipment and US$189 million from the recovery of investment funds, partially offset by uses of cash including US$455 million in purchases of property, plant and equipment and US$221 million used in discontinued operations.

Net cash used in financing activities

Net cash used in our financing activities amounted to US$445 million for the year ended December 31, 2020, principally due to payments of US$481 million made in connection with bank and financial borrowings (including principal and interest), US$104 million related to acquisition of our own shares, US$110 million related to repurchase and redemption of corporate bonds and US$73 million used in discontinued operations, partially offset by US$353 million proceeds from borrowings.

Net cash used in our financing activities amounted to US$390 million for the year ended December 31, 2019, principally due to payments of US$652 million made in connection with bank and financial borrowings (including principal and interest), US$141 million related to acquisition of our own shares, US$66 million related to repurchase and redemption of corporate bonds and US$85 million used in discontinued operations, partially offset by US$556 million proceeds from borrowings.

Net cash used in our financing activities amounted to US$470 million for the year ended December 31, 2018, principally due to payments of US$356 million made in connection with bank and financial borrowings (including principal and interest), US$341 million related to acquisitions of our own shares and US$13 million used in discontinued operations, partially offset by US$245 million proceeds from borrowings.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2020, 2019 and 2018:

	At December 31,
	2020	2019	2018(1)
Generation	61	240	235
Distribution of energy	135	173	227
Oil and gas	41	191	192
Petrochemical	3	4	4
Holding and others	2	3	7
	242	611	665

(1) Peso amounts as of December 31, 2018 have been translated into U.S. Dollars at the seller exchange rate for US$ quoted by Banco Nación on December 31, 2018 of Ps.37.70 to US$1.00. See “Item 3. Key Information—Exchange Rates.”

In 2020, our capital expenditures in our generation segment amounted to US$61 million mostly related to work in progress (US$54 million) in order to increase thermal generation capacity mainly through the completion of the closing of Genelba’s second combined cycle.

In our distribution of energy segment, we invested US$135 million in 2020, mainly related to work in progress (US$101 million) and substations, high, medium and low voltage lines, meters, transforming chamber and platforms (US$20 million). A substantial portion was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

Our capital expenditures in our oil and gas segment amounted to US$41 million in 2020, mostly in order to develop gas reserves (US$18 million) and exploratory wells (US$23 million).

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

Future Capital Requirements

For the year of 2021, our Board of Directors has approved a capital expenditure program in an amount of US$ 204 million, which will be mainly focused in our gas segment. Because of that, we expect to improve our operating cash flow, driven by an increase in our natural gas production related to the commitments we made under the Plan Gas.Ar tenders.

We estimate that our capital expenditure requirements, debt payment obligations, dividend payments and working capital will be financed mainly from our cash from operations, new debt financings and possible divestments.

We prioritize financial discipline with an adequate liquidity position consistent with our cash flow generation and financial requirements. Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future evolution of the price of commodities we sell, the behavior of electricity demand in Argentina, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable regulations, taxes and royalties, and the political, economic and social situation prevailing in Argentina.

In our generation segment, future capital expenditures will mainly focus on the completion of expansion of thermal generation capacity projects through the execution of the closing to combined cycle at CTEB power plant.

Finally, in our oil and gas segment, the investment plan for 2021 has a strong focus on unconventional fields. Regarding the breakdown between oil and gas, the plan establishes significant investments in gas, in line with the commitments assumed in our participation in the Plan Gas.Ar tenders. For the period 2021-2024 we have committed to an investment plan which will exceed US$ 250 million. In order to achieve the incremental injection commitments for the next winter, a relevant portion of the US$ 250 million plan is expected to be deployed during 2021. Because of that, our capital expenditures will focus (i) on developing unconventional gas reserves (shale and tight gas) through well drilling, as well as, exploration studies aimed at making new discoveries at unconventional gas reservoirs; and (ii) on increasing our gas treatment facilities in order to be able to inject the new gas we develop. Because of that, our capital expenditures will focus (i) on developing unconventional gas reserves (shale and tight gas) through well drilling; and (ii) on increasing our gas treatment facilities in order to be able to inject the new gas we develop.

For further information on our investment commitments in oil and gas areas and our generation projects, please see Note 16 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2020 was US$1,614 million, of which 85% was long-term debt, 88% of which was denominated in U.S. Dollars. The amount of our total consolidated financial debt does not include Edenor, Transener, TGS, Greenwind and CTB given that our stake in those companies constitutes an interest in a joint venture, and as such is not consolidated and is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2020	2019	2018
	(in millions of US$)
Short-Term Debt(1)
Corporate Bonds	117	32	25
Financial borrowings	88	137	313
Bank overdrafts	37	-	-
Related parties	-	14	1
	242	183	339
Long-Term Debt(1)
Corporate Bonds(2)	1,297	1,603	1,457
Financial borrowings	75	161	258
Total	1,372	1,764	1,715
Total Indebtedness	1,614	1,947	2,054

(1) 2018 figures exclude indebtedness with CAMMESA, settled in 2019.

(2) Net of repurchase of Corporate Bonds of Pampa for a principal amount of US$81 million and US$9 million, and the repurchase of Edenor’s Corporate Bonds for a principal amount of US$29 million and US$10 million, as of December 31, 2019 and 2018, respectively.

Financings

In 2020, we had short term debt maturities for approximately US$181 million. During 2020, particularly after the issuance of the Series IV, V and Class 6 notes, the Company cancelled at maturity and pre-cancelled short term financings with banks and additionally pre-cancelled and repurchased its own bonds in the market, improving its short term debt profile while keeping a solid cash position. As of December 31, 2020, our short-term maturities amounted to US$196 million.

Additionally, after the end of the 2020 fiscal year, we paid, at maturity, financings in a total amount of US$37 million.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest as of December 31, 2020:

	< 1 year	1-5 years	> 5 years	Total
	(in millions of US$)
Total Indebtedness	242	463	910	1,614

Corporate Bonds

On April 30, 2020, Pampa issued (i) Series IV notes for a total amount of Ps.1,238 million and (ii) Series V notes for a total amount of Ps.565 million. Series IV notes accrue interest at a floating rate based on a Private Badlar plus an applicable margin of 3.00% and are due at a single installment upon its maturity on July 29, 2020. Series V notes accrue interest at a floating rate based on Private Badlar plus an applicable margin of 5.00% and are due at a single installment upon its maturity on October 27, 2020.

In July 2020, we issued the Class 6 notes for a total amount of Ps. 6,355 million. The Class 6 notes accrue interest at a floating rate based on a Private Badlar plus an applicable margin of 2,5% and are due at a single installment upon their maturity on August 21, 2021.

Additionally, on October 27, 2020 we cancelled at maturity the Series V notes for US$565 million.

Credit Ratings

In April 2020, in line with the change in the sovereign’s credit risk outlook, Moody’s amended the rating of Pampa, Edenor and TGS corporate bonds on a global scale from “Caa1” to “Caa3” and the rating of Edenor’s corporate bonds on a national scale from “Baa3” to “Caa1”, in all cases with a negative outlook.

Likewise, in April 2020, S&P modified the rating of Transener’s corporate bonds, on a global scale from “B-“ to “CCC +” and on a national scale from “raBBB +” to “raBB”, both with a negative outlook. Subsequently, in May 2020, it also modified the ratings of Pampa and TGS corporate bonds on a global scale from “B-” to “CCC +” with a negative outlook.

In June 2020, for the same reasons as Moody’s and S&P, FitchRatings downgraded the global rating of Pampa's ONs from “CCC +” to “CCC”. Likewise, on a local scale, it maintained a rating of “AA-” for the long term and assigned a rating of “A1 +” for the short term.

Finally, in March 2021, S&P modified the global ratings assigned to the CB issued by Transener from “CCC+” to “CCC” and local ratings from “raBB” to “raCCC” due to the access restrictions to the MLC and regulatory uncertainty.

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	-
	Moody’s	Caa3	-
	FitchRatings	CCC	AA- (long term) A1+ (short term)
TGS	S&P	CCC-	-
	Moody’s	Caa3	-
Transener	S&P	CCC-	raCCC

Repurchase of debt securities

During 2020 we and our subsidiaries acquired a total of: (i) US$96,894,000 face value of our 2023 corporate bonds at an average clean price of US$75.5 per US$100 face value; (ii) US$50,985,000 face value of our own 2027 corporate bonds at an average clean price of US$66.8 per US$100 face value; and (iii) US$150,000 face value of our own 2029 corporate bonds at an average clean price of US$59.0 per US$100 face value. For more information, see Note 12 to our Consolidated Financial Statements.

In addition, during 2020, we acquired a total of 0.4 million of Edenor’s ADRs at an average cost of US$3.7 per ADR. As a result, our equity interest amounts to 55.1% of Edenor’s issued capital stock. On December 28, 2020, we entered into a binding stock purchase agreement for the sale of our controlling interest in Edenor. See “Item 4. “Relevant Events—Sale of Controlling Stake in Edenor”. As a result of the strategic divestment mentioned above, the distribution of energy segment was classified as discontinued operation as of December 31, 2020, and for the comparative period 2019.

Additionally, in 2020 Pampa acquired US$1.3 million face value of Transener’s 2021 corporate bonds at an average clean price of Ps.91.2 per US$1 face value.

Furthermore, in 2020 Pampa acquired, both directly and indirectly, 0.9 million TGS’s ADR at an average purchase cost of US$4.9/ADR. After the closing of the fiscal year, Pampa acquired, directly and indirectly, 0.9 million ADRs and 0.1 million shares of TGS at an average cost of US$5.2/ADR and Ps.160.0/share, respectively. As of the date of this annual report, the Company’s direct and indirect shareholdings amount to 28.9% of TGS’s issued capital stock.

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2020, we and our subsidiaries were in compliance with the covenants under our respective outstanding indebtedness.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, nine of whom have terms that will expire in December 2021, while five have terms that will expire in December 2022 and the remaining six have terms that will expire in December 2023. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	57	Chairman	04/29/2021	12/31/2023
Gustavo Mariani	50	Vice Chairman	05/11/2020	12/31/2022
Ricardo Alejandro Torres	63	Director	05/11/2020	12/31/2022
Damián Miguel Mindlin	55	Director	04/29/2021	12/31/2023
Gabriel Cohen	56	Director	04/29/2019	12/31/2021
Carlos Correa Urquiza(1) (2)	51	Director	04/29/2019	12/31/2021
Juan Santiago Fraschina (1) (2)	44	Director	05/11/2020	12/31/2021
Dario Epstein(1) (2)	57	Director	04/29/2019	12/31/2021
María Carolina Sigwald	53	Director	04/29/2021	12/31/2023
Miguel Ricardo Bein(1) (2)	70	Director	05/11/2020	12/31/2022
Pablo Alejandro Diaz	63	Alternate Director	04/29/2019	12/31/2021
Nicolás Mindlin	31	Alternate Director	04/29/2019	12/31/2021
Gerardo Carlos Paz	52	Alternate Director	04/29/2021	12/31/2023
Silvana Wasersztrom(1) (2)	53	Alternate Director	04/29/2019	12/31/2021
Brian Robert Henderson	75	Alternate Director	04/29/2021	12/31/2023
Diego Martín Salaverri	56	Alternate Director	08/07/2020	12/31/2021
Victoria Hitce	44	Alternate Director	05/11/2020	12/31/2022
Mauricio Penta	44	Alternate Director	04/29/2021	12/31/2023
Horacio Jorge Tomás Turri	60	Alternate Director	05/11/2020	12/31/2022
Haroldo Adrián Montagu	41	Alternate Director	05/11/2020	12/31/2021

(1)	Independent Directors under CML and CNV’s regulations.
(2)	Independent Directors under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

The President of the committee must be independent, as determined by the guidelines set forth by the national securities commission. At present, Pampa’s Nomination Committee is composed as follows:

Name	Position
Miguel Bein	President
Gustavo Mariani	Regular Member
Ricardo Torres	Regular Member
Victoria Hitce	Alternate Member
Silvina Wasersztrom	Alternate Member
María Carolina Sigwald	Alternate Member

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	57
Gustavo Mariani	Executive Vice president - Chief Executive Officer	50
Ricardo Alejandro Torres	Executive Vice president	63
Damián Miguel Mindlin	Executive Vice president	55
Horacio Jorge Tomás Turri	Executive Director of Oil & Gas	60
Gabriel Cohen	Chief Financial Officer	56
María Carolina Sigwald	Executive Director of Legal Affairs	53
Nicolás Mindlin	Executive Director of Planning, Strategy, Downstream and Affiliates	31
Mauricio Penta	Executive Director of Administration and Systems	44

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

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Finance from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and CEO. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently Chairman of HIDISA, HINISA, PACOSA, Generación Argentina SAU and Transelec. He is also Vice Chairman of SACDE. He also serves as Director of GMA Warrants S.A., ODS S.A., Dolphin Créditos Holding S.A., Emes Inversora S.A., Transba, Grupo Emes S.A., Emes Finance S.A, Grupo Dolphin Holding S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., PP, CPB, Sitios Argentinos S.A, TGS and Pampa Cogeneración. In addition, Mr. Mariani is a member of the management board of the Foundation.

Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral and was a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. He currently serves as Chairman of CPB, Pampa Cogeneración, PISA, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner). Also, Mr. Torres is Vice Chairman of the Foundation and Chairman of La Fundación Observatorio Argentinos por la Educación. He also serves as director of HIDISA, HINISA, PACOSA, PP, CITELEC and Transelec.

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

Gabriel Cohen was born on September 11, 1964. Mr. Cohen has been a director of Pampa since June 2006 and is currently the CFO of the Company. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires. In addition, he worked for 15 years at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes. Mr. Cohen currently serves as Chairman of Enecor and CITELEC, and Vice-Chairman of CPB. He is a member of the board of directors of Transener ; and alternate director of Transba, HIDISA, HINISA, CTB, PACOSA, PP and Transelec.

María Carolina Sigwald was born on November 15, 1967. She is the Executive Director of Legal Affairs of the Company since November 2017. Ms. Sigwald obtained her law degree from the Universidad de Buenos Aires, where she graduated with honors. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the IIC in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. She is currently the Chairman of Greenwind and a member of the board of directors of Edenor, CTB, TGS, CIESA and PHA, and an alternate member of the board of directors of Pampa Cogeneración, Transba and CITELEC.

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

Juan Santiago Fraschina was born on January 14, 1977. Mr. Fraschina has been a director of our company since May 2020. Mr. Fraschina holds a degree in Economics from the Universidad de Buenos Aires. He is a master in Economic Sociology (UNSAM). Mr. Fraschina was Vice Superintendent at Seguros de la Nación. He currently serves as General Secretary at the Administración Nacional de la Seguridad Social (ANSES). Previously, Mr. Fraschina was a professor at the Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón. He currently serves as Teaching Head of Economic Social History I, and Director of the Economics career and the Diploma of Economic Structure Argentina at the Universidad Nacional de Avellaneda.

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

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy). He currently serves as director of Citelec and Transba and as an alternate member of the board of directors of CPB, Transener, Edenor, HIDISA, HINISA, PACOSA, PP, Transelec and Transener. He is the Executive Secretary of the Foundation.

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin has been a member of the Board of directors of Pampa since April 2017. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires. Mr. Mindlin is also Chairman of PEB and PHA, Vicechairman of Trenerec Energía Bolivia S.A., member of the board of directors of Petrobras Energía Ecuador Ltd. and alternate member of Enecor. He is also the General Manager of EcuadorTLC S.A. and ENOPSA.

Gerardo Carlos Paz was born on October 24, 1968. Mr. Paz obtained a law degree from Universidad Nacional de Córdoba. He has worked at several places such as ENRE from 1994 to 2000, Camuzzi Gas Pampeana from 2001 to 2007 and Pampa Energía S.A. since 2007. Mr. Paz holds a Master’s degree in business law. Mr. Paz serves as Vice Chairman of PACOSA and Transelec. He is also director of HIDISA, HINISA, TJSM and TMB and alternate director of CPB, CIESA and Transba. Mr. Paz is also a member of the supervisory committee of CAMMESA.

Silvana Wasersztrom was born on March 18, 1968. Ms. Wasersztrom has served as an alternate member of our board since 2019. Ms. Wasersztrom is a lawyer, and completed postgraduate studies in Tax and Customs Law at the Universidad Austral y de Belgrano. Since 2012 she has practiced independently in her firm. Previously, from 1994 to 2002, she worked at Marval, O’Farrell & Mairal Abogados, and did an internship in Tampa, Florida, United States in the year 1992-1993.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a Senior Advisor to the board of Pampa Energia S.A. Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice-Chairman of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr. Henderson served as vice-Chairman and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is Chairman of Transba, and Vice-Chairman of Transener and Enecor. He is also director of Citelec and alternate director of HINISA, HIDISA and Transelec. He holds a degree in Industrial Engineering from the Hebum University.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. Currently, Mr. Salaverri serves as Chairman of Ecuador TLC SA, ENOPSA and Trenerec SA, Vice Chairman of Pampa Energía Bolivia SA, director of Edenor, Petrobras Energía Ecuador Ltd and alternate director of CIESA. He is also a regular member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Origen Seguros de Retiro S.A. and Origins Seguros de Vida S.A.; and alternate member of the supervisory committee of GSF S.A. and Partners I S.A. He is also an alternate member of the supervisory committee of Norpatagónica S.A.

Victoria Hitce was born on April 9, 1977. Ms. Hitce has been a member of the Board of Directors of Pampa since April 2017. Also, she was a founding partner of the Salaverri, Burgio & Wetzler Malbrán law firm. Currently, she is the Corporate and M&A Director of the Company. She is a lawyer graduated from the Universidad Católica Argentina. Ms. Hitce serves as director of Transba, CIESA, Edenor, HIDISA, HINISA, Pampa Energía Bolivia S.A. and Transporte de Servicios y Gas en Uruguay S.A. and CITELEC and as alternate director of PHA, Greenwind, TGS, Pampa Cogeneración, CTB, Generación Argentina SAU and Transener and alternate member of the supervisory committee of Refinor.

Horacio Turri was born on March 19, 1961. Mr. Turri is an industrial engineer and received his degree from the Instituto Tecnológico Buenos Aires. Mr. Turri served as Chief Executive Officer of Central Puerto S.A., Hidroeléctrica Piedra del Águila and Gener Argentina S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He also serves as a Vice-Chairman of TGS and CIESA.

Mauricio Penta was born on July 23, 1976. He is the Director of Administration and Systems of the Company. Mr. Penta graduated in Public Accounting from the Universidad Argentina de la Empresa and he received an MBA from the Altos Estudios Empresariales. Previously, Mr. Penta worked for Deloitte and Grupo Cencosud as Tax Manager. Mr. Penta serves as director of CTB and as alternate director of PHA, Edenor and Generación Argentina SAU.

Haroldo Adrián Montagu was born on September 19, 1979. Mr. Montagu has been an alternate member of our board since 2020. Mr. Montagu holds a degree in Economics from the Universidad de Buenos Aires and a Master's degree in Development Studies from the Erasmus University. He held various positions in the national public sector for almost a decade. He is currently Secretary for Economic Policy of the Ministry of the Economy. In addition, he was a researcher for the Fénix Plan, a researcher for the Bariloche Foundation on issues related to economic and energy planning, and Head of Unit at the Economic Commission for Latin America (ECLAC) at its headquarters in Santiago, Chile. He also taught at the Universidad de Buenos Aires and at the Universidad Nacional de Moreno.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Pablo Alejandro Diaz, Nicolás Mindlin, Gabriel Cohen, María Carolina Sigwald, Diego Martín Salaverri, Brian Robert Henderson, Mauricio Penta, Victoria Hitce, Horacio Jorge Tomás Turri and Gerardo Carlos Paz.

On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Miguel Bein, Juan Santiago Fraschina, Haroldo Adrián Montagu, Carlos Correa Urquiza, Darío Epstein and Silvana Wasersztrom.

Audit Committee

According to the provisions of Section 109 of the CML, the Company established an audit committee. On February 18 and November 21, 2019, the audit committee approved an amendment of the audit charter, including the possibility of reelection of the members of the audit committee for successive terms.

Composition

Our audit committee is composed of three members of the board and of one alternate member. All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law and/or management.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position	Age
Miguel Bein	President	70
Carlos Correa Urquiza	Regular Member	51
Darío Epstein	Regular Member	57
Silvana Wasersztrom	Alternate Member	53

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML. These duties include, among others, the following:

·	supervising the operation of the internal control systems and the administrative-accounting system of the Company as well as the reliability of the administrative-accounting system and of all the financial information for any other material facts submitted to the consideration of the authorities in compliance with the applicable reporting requirements in force;
·	issuing an opinion on the external auditors nominated by the board of directors to be retained by the Company and verifying if they are independent pursuant to the CML;
·	reviewing the plans submitted by the external auditors, supervising and assessing their performance and issuing an opinion thereon upon the presentation and publication of the Company’s annual financial statements and overseeing internal audit planning and performance;
·	supervising compliance with the risk management information policies in place in the Company;
·	issuing an opinion in relation to transactions with related parties in the events set forth in the applicable law and inform the provisions of the applicable law to the extent there is or may be an alleged conflict of interest in the Company;
·	providing the market with complete information regarding transactions in connection of which there is a conflicts of interest with the members of our corporate bodies or controlling shareholders;
·	verifying compliance with applicable standards of conduct;
·	issuing an opinion with respect to the reasonableness of the fees of members of the Board of Directors and stock option plans proposed by the Board of Director;
·	issuing an opinion with respect to the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights;
·	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended;

·	Complying with all obligations provided for in our by-laws, as well as regulations binding for us; and
162

·	preparing an annual working plan to be reported to the Board of Directors and the Supervisory Committee within a term of 60 calendar days as from the beginning of the fiscal year.

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

Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3 of the Securities Exchange Act of 1934, as amended. Under rule 10-A3 of the Securities Exchange Act of 1934, as amended, we are required to comply with certain independence standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to Rule 10-A3, in order to be considered “independent”, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

·	accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

·	be an affiliated person of the issuer or any subsidiary thereof.

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
Damián Burgio	Regular Member	57
José Daniel Abelovich	Regular Member	64
Martín Fernandez Dussaut	Regular Member	40
Marcelo Héctor Fuxman	Alternate Member	65
Tomás Arnaude	Alternate Member	39

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

Damián Burgio was born on December 13, 1963. He is a founding partner of the law firm Salaverri, Burgio & Wetzler Malbrán. Mr. Burgio is a lawyer graduated from the Universidad Católica Argentina. He currently serves as director of CT Mitre Office S.A., Creaurban S.A. and GG Negocios Fiduciarios S.A. as a member of the supervisory committee of Compañía Americana de Transmisión Eléctrica S.A., Fidus S.G.R, Grupo Dolphin Holding S.A., Envases Plásticos S.A., Enecor, SACDE, Inversora al Río, PEFM, Generación Argentina SAU, Salta Refrescos S.A, ODS S.A, CTB, PACOGEN, PACOSA, PP, PEFM, PHA, Delta Compresión and Transelec.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He is a member of the board of directors of GG Negocios Fiduciarios S.A., AR Partners S.A., CT Mitre Office S.A. and Escrow Services S.A. Also, he is a member of the supervisory committee of ODS S.A., Greenwind, PP, CTB, SACDE, Creaurban S.A., Fidus S.G.R., Compañía Americana de Transmisión Eléctrica S.A. and PEFM. He is also alternate member of the supervisory committee of Grupo Dolphin Holding S.A., Pampa Cogeneración, Edenor, Inversora al Río, Generación Argentina SAU, PACOGEN, Transelec and Enecor.

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

Tomás Arnaude was born on December 17, 1981. He has been an alternate member of our supervisory committee since November 2016. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Shearman & Sterling LLP in 2010. He currently serves as member of the Supervisory Committee of PEFM, Pampa Cogeneración, SACDE, PHA, Transelec, PACOSA, PP and Generación Argentina SAU and as alternate statutory auditor of GG Negocios Fiduciarios S.A., Creaurban S.A, CTB, ENECOR, Transba and Veinticuatro de Enero S.A.

Corporate Governance

The Company enacted several policies and practices, including a comprehensive business code of conduct:

·

Business Code of Conduct. This Code states the ethical principles that constitute the foundation of the relationship between the Company, its employees and suppliers, and offers the means and instruments that guarantee the transparency of issues and problems affecting the management of the Company.

·	Ethics Hotline. The Company has implemented the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code.
·

Insider Trading Policy. This Policy has been implemented to avoid “insider trading” practices by the Company’s employees (i.e., to prevent the use of non-public material information to gain an advantage for oneself or others, either directly or indirectly). The Policy applies to the Company’s staff and its subsidiaries, including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.

·	Self-Assessment Questionnaire for the Board of Directors. The Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Department along with the Nomination Committee is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties.
·	Internal Policy on Transactions with Related Parties. According to the provisions of the CML, the Company approved the Internal Policy of Transactions with Related Parties. Pursuant to such policy and as stated in the applicable regulations, all high-value transactions (i.e. all exceeding 1% of the equity of the Company) made by the Company with individuals and/or legal entities which are considered as “related parties” pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s Corporate Law Division and which involves both the Company’s’ board of directors and its Audit Committee, as the case may be.
165

·	Nomination Policy. The Nomination Policy establishes the principles governing the nomination and appointment of members of the Board of Directors of Pampa and is designed pursuant to the rules and regulations in force in Argentina, the bylaws of the Company and the rules of the Nomination Committee that are applicable to the matter.
·	Compensation Policy. The Compensation Policy is designed in accordance with the laws and regulations in force in Argentina, the bylaws of the Company and the rules of the Compensation Committee, and provides guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa. It will be used by the shareholders, the Board of Directors and the Compensation Committee to guide their practice.
·	Pre-approval of Principal Accountant Services. This Policy standardizes an internal process that allows the Audit Committee to comply with its obligation to grant prior approval for hiring an external auditor for the provision of any kind of authorized service to the Company or any of its subsidiaries.
·	Policy against Fraud, Corruption and Other Irregularities. In 2020, our Board of Directors approved an update to this Policy, reaffirming transparency and ethics as necessary behaviors to lead the Company’s business and achieve its sustainable growth. In this sense, this Policy prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Business Code of Conduct; therefore, both documents should be read in conjunction. Finally, this Policy also establishes the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report legitimately and in good faith or for refusing to participate in acts of corruption.
·	Policy on Material Information’s Disclosure. This policy was approved with the aim of standardizing the basic principles concerning the way in which Company’s material information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which the Company’s securities are listed or those in which it is registered to such end. To ensure the duly execution and compliance with the internal dispositions and applicable regulations with respect to this matter, the Company established an Information Disclosure Committee.
·	Dividend Policy. The board approved this policy following laws and regulations in force in Argentina and the Company’s bylaws. It establishes a set of guidelines to be observed to keep an adequate balance between distributed amounts and Pampa’s investment plans; aiming at establishing a clear, transparent and consistent practice that enables shareholders to make informed decisions. According to this policy, the decision to distribute a dividend is at the sole discretion of the Shareholders’ Meeting, based upon the board of directors’ recommendation. It expressly sets forth that the Company is under no obligation to distribute profits, and the Shareholders’ Meeting will have sole discretion regarding the determination and timing of a dividend distribution.
·	Policy on Quality, Safety, Environment and Labor Health. Our board of directors approved the QHSE Policy to continue meeting the standards for operating oil and gas, generation, distribution of energy, refining and distribution and petrochemical segments with the highest safety possible within the ordinary course of each activity.
·	Swap Transactions Policy. Our board of directors approved the “Swap Transactions Policy”, which sets forth the framework under which the Company shall manage risks related to any Swap it executes under International Swaps and Derivatives Associations (‘ISDA’) agreements. This policy applies only to activities governed by the Commodity Exchange Act, as amended (the “CEA”), and only with respect to the election of the “End-User Exception” as provided in Section 2(h)(7) of the CEA.
·	Anti-Money Laundering and Terrorist Financing Prevention Policy. This Policy was approved in accordance with the provisions set forth in Law No. 25,246, its regulations and related provisions, and UIF. Its main purpose is to establish the procedures aimed at preventing money laundering and financing of terrorism.
166

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

At the ordinary shareholders’ meeting held on April 29, 2021, the compensation for Pampa’s directors was set for a total amount of Ps.436,400,019.33 for the year ended December 31, 2020. This amount includes fees, remunerations, gratifications and benefits of compensation agreements.

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

In addition, Pampa’s board of directors on February 8, 2017, approved the repurchase of Pampa Shares in accordance with Article 64 of the CML and CNV regulations as a means to implement the Individual Plans 2017-2019 and 2018-2020. Later, on March 8, 2018, the Board of Directors approved a second repurchase of Pampa shares in accordance with Section 64 of the CML and CNV rules that will be destined to cover the Individual Plan 2019-2021.

During fiscal year ended December 31, 2020, the Company delivered 0.7 million of its own shares as payments under the stock compensation plan for officers and other key staff. As of December 31, 2020, the Company acquired 6 million of its own shares, out of which 2 million were allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan.

Since March 2021, the Company has delivered an amount equivalent to 451,525 shares to employees under such plan. As of the date of this annual report, we held in treasury 3,878,939 common shares to be delivered to employees under such plan, which represented 0.3% of our issued capital.

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

Annual Variable Compensation

Petrolera Pampa (currently, Pampa as the surviving company) granted to certain officers an annual variable compensation for the performance of technical and administrative duties amounting to 7% and 4% of the EBDA accrued until November 2020 and from December 2020, respectively (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of the oil and gas business from Petrolera Pampa (currently, Pampa as the surviving company). The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula (see Note 4.7 to the Consolidated Financial Statements).

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

Share Ownership

As of March 31, 2021, the following members of our board of directors and our senior management had an ownership interest in our capital stock of: Marcos Marcelo Mindlin (18.03%), Gustavo Mariani (3.00%), Damian Miguel Mindlin (3.20%), Ricardo Alejandro Torres (1.99%), Horacio Turri (0.65%), Gabriel Cohen (0.24%), Nicolás Mindlin (0.01%), Mauricio Penta (0.01%), Victoria Hitce (0.01%), Gerardo Paz (0.003%), Carlos Correa Urquiza (0.003%), María Carolina Sigwald (0.002%) and Diego Salaverri (0.001%). No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis and including controlled-subsidiaries, as of December 31, 2020, we had 1,937 full time employees. Additionally, we operate CTEB, which is jointly owned with YPF and has 95 full-time employees.

Approximately 46.01% of our workforce is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2020. We maintain a positive relationship with each of the employee unions at the Company and our subsidiaries’ levels.

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

Major Shareholders

On May 2, 2018, the merger of Pampa, Petrobras Argentina, Albares and Petrobras Energia Internacional S.A. (“PEISA”) was registered with the IGJ. As a result, Pampa issued 101,873,741 common shares and, consequently, our capital stock increased to 1,938,368,431 common shares.

Furthermore, on August 2, 2018, the merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, Inversora Diamante S.A. , Inversora Nihuiles S.A., Inversora Piedra Buena S.A. and PP II S.A. was registered with the IGJ. As a result, Pampa issued 144,322,083 common shares and, consequently, our capital stock increased to 2,082,690,514 common shares.

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

On December 10, 2020, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 140,786,959 common treasury shares of Pampa. Consequently, our capital stock decreased to 1,455,501,255 shares. As of the date of this annual report, the registration of this capital stock reduction remains pending.

On April 29, 2021, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 56,581,600 common treasury shares of Pampa. Consequently, our capital stock decreased to 1,398,919,655 shares. As of the date of this annual report, the registration of this capital stock reduction remains pending.

J.P. Morgan informed us that, as of March 31, 2021, there were 31,323,208 outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2021:

Name of Shareholder	Number of Shares	Percentage of our Capital Stock	Percentage of voting power
ANSES (¹)	306,958,364	21.09%	21.09%

Management
Marcos Marcelo Mindlin	262,366,623	18.03%	18.03%
Gustavo Mariani	43,674,659	3.00%	3.00%
Damián Miguel Mindlin	46,532,923	3.20%	3.20%
Ricardo Alejandro Torres	28,952,864	1.99%	1.99%

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

We are aware through public filings with the SEC, that Hidden Lake S.A. owns shares representing 4.8% of our capital stock as of March 31, 2021.

Related Party Transactions

The BCL permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice. The CML provides that corporations whose shares are subject to public offerings must submit to their respective audit committees the issuance of a prior opinion of all transactions with a related party involving an amount that exceeds 1% of the corporation’s net worth.

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

Interests of experts and counsel

During the year ended December 31, 2018, 2019 and 2020, we engaged the services of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. One alternate director, Mr. Diego Martín Salaverri, two members of our Supervisory Committee, Martín Fernandez Dussaut and Damián Burgio, and one of the alternate members of our Supervisory Committee, Tomás Arnaude, are partners of Salaverri, Burgio & Wetzler Malbrán.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2020, we had established accruals in the aggregate amount of US$103 million to cover potential losses from such claims and legal proceedings. The above-mentioned amount does not include Transener and TGS given they are not consolidated and are valued according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or operational results.

Set forth below is a brief description of significant proceedings for which provisions have been recorded as of December 31, 2020:

-	Relevant Customs Summary Proceedings - Gasoline Exports: there are an important number of customs summary proceedings and proceedings in process before the National Tax Court in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The fiscal authority takes a position of a higher export duty rate. As of December 31, 2020, the associated provision amounts to US$ 86 million.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims in which the Company is a party. As of December 31, 2020, the Company, in accordance with the analysis of our internal and external legal advisors, considers that such legal proceedings are not viable.

Labor Claims - Compensatory Plan

We face several legal proceedings associated with one of our defined benefit plans, the “Compensatory Plan” (see “Item 18. Financial Statements—Note 11.8”). We hereinafter describe the nature of currently-pending labor claims:

·	Claims by former employees, not covered by the plan, seeking to be included in the plan. One of the claims has resulted in a favorable ruling for the Company, which has been appealed by the plaintiff.
·	Claims by former employees who were dismissed as part of scheduled layoffs due to Company’s change of control.
·	Claims alleging that the index (IPC) used to update the plan benefits is ineffective to keep the benefits’ “constant value”. In one of the cases, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
·	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings.

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

Environmental Claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the defendants and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the defendants should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.
-	Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at Ps. 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of US$ 200 million. The proceeding is pending the resolution of the admissibility of CSJN’s jurisdiction.
-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.
-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the defendants (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and with a negative conflict of jurisdiction.
-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.
172

-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.
-	The Company initiated a legal claim against the Province of La Pampa requesting the annulment and revocation of administrative acts through which such Province, through its Undersecretary of Hydrocarbons and Mining and its Undersecretariat of Environment, claims that the Company has definitively abandoned 13 hydrocarbon wells located within the Jagüel de los Machos Area that were inactive by the time the concession belonged to the Company - September 2015 -, as well as the presentation of a plan for the remediation of certain environmental liabilities. It is worth clarifying that an environmental audit was carried out at the time of the reversal of the hydrocarbon area, and the deviations observed therein are currently corrected. The presence of all involved parties under the lawsuit is currently being verified.
-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently pending judgment and pending setting of the hearing date for the drawing of the Public Defender for the heirs of the deceased plaintiff.
-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.
-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

Civil and Commercial Claims

-	The consumers’ association named “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages against Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 which are co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa’s, Petrolera Pampa S.A.’s and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and, in the alternative, answer such appeal. The Company has still not been served notice of the appeal.
-	The Company was notified of the initiation of a collective action in the City of Rio de Janeiro, Brazil, by a Brazilian lawyer, Felipe Machado Caldeira, alleging that Petróleo Brasileiro S.A. has not conducted Petrobras Argentina’s sales process pursuant to a competitive bidding process in accordance with Brazilian laws applicable to mixed public-private firms in Brazil, for a nominal amount of R$ 1,000 million. In this proceeding, no specific accusation against Pampa has been filed. The proceeding is currently suspended in the integration and complaint answer stage. Upon the death of the plaintiff and the Public Prosecution Service’s statement that it is not interested in pursuing the complaint, a legal notice was published so that any citizen may express its interest in pursuing it and judgment was rendered, thus terminating the proceeding, which judgment is final and conclusive and deemed res judicata.
173

-	Messrs. Candoni, Giannasi, Pinasco and Torriani brought arbitration complaints against the Company before the Buenos Aires Stock Exchange’s Arbitration Court seeking to challenge the price and tender offer for the merger through absorption of Petrobras Argentina S.A. into Pampa Energía S.A. for a nominal amount of Ps. 148 million. The complaints have been joined. The Court issued a partial award upholding the challenge under the capital markets law used by the plaintiff to dispute the exchange ratio used in the merger and dismissed the Company’s position, which stated that the proper course of action would be to challenge the shareholders’ meeting pursuant to the Business Organizations Law. The Company filed an appeal against this partial award and filed a motion for appeal and nullity which was resolved by the Chamber of Appeals in Commercial Matters. This Chamber upheld the motion for appeal and nullity filed by the Company, revoking the partial award and sustaining that the proper proceeding for raising objections is to contest the shareholders’ meetings under the Business Organizations Law, and not to challenge the fair price established in the capital markets law for mandatory tender offers. This judgment is deemed final and conclusive as the plaintiffs have not filed an extraordinary appeal before the CSJN.
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. The Company timely answered the arbitration claim, and also filed a counterclaim for differences in the calculation of adjustments in the assignment price which were not paid by POSA. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims brought by the Company. As of December 31, 2020, we consider that such legal proceedings are probable and economic benefits are expected to the Company.

Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. The rendering of judgment was requested. Subsequently, CTLL filed a new administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. The Federal Government has answered the complaint.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement and, therefore, the closing of the evidentiary stage will be requested.
-	The Company brought an administrative litigation action against the Road Authority (DNV) of the Province of Buenos Aires seeking the nullity of DNV Resolution No. 1715/19 dated December 10, 2019, which modified the regulatory framework applicable to aerial and underground power lines in Urban and Rural Road Areas of the Province of Buenos Aires, compliance with which may generate economic losses to the Company. Based on the analysis of this Resolution, the Company withdrew the filed complaint, and keeps the right to individually challenge the administrative actions ordered pursuant to DNV Resolution No. 1715/2019.

Civil and Commercial claims

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.
-	Our subsidiary EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The procedure for the appointment of the arbitrators who will make up the arbitration court is currently underway.
-	Our subsidiary EcuadorTLC is currently making claims to Petroecuador as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by EcuadorTLC. To such effect, a mediation proceeding was brought before the Center for Mediation of the Attorney General’s Office of the Government of Ecuador sitting in the City of Quito, which ended without agreement. EcuadorTLC retains its claim rights for the aforementioned breaches.
-	The Company reached a settlement agreement with Petrominera Chubut Sociedad del Estado on account of the latter’s breach of Inversora Ingentis S.A.’s share purchase agreement and the decision issued by the BCBA’s Arbitration Court in this respect. In accordance with the agreement, as of December 31, 2020 the Company received a payment of US$ 3.5 million and has recognized a US$ 2.8 million profit under “Other operating income” in the Statement of Comprehensive Income.
-	After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their withdrawal from service for their subsequent repair and/or replacement. As a result of the failure, the generation capacity of the wind farms has been partially reduced. The Company submitted the corresponding claims to the supplier and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company, together with the wind turbines supplier, performed the tasks for the progressive repair of the wind turbines in 2020, with the exception of a wind turbine in PEPE II wind farm, which remains unavailable, and has disclosed a receivable with an offsetting entry in the item “Other operating income” of the Statement of Comprehensive Income in the amount of US$ 6.6 million regarding the claims made to the supplier and the insurance company. As of December 31, 2020, the Company has received payments for US$ 3.2 million on account of compensation for the claimed damages, and as of the issuance hereof, US$ 1.2 million are pending collection.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 or December 31, 2020.

We have a formal dividend policy, for more information see “Item 6. Directors, Senior Management and Employees—Corporate Governance—Dividend Policy” and “Item 10. Additional Information—Dividends and Paying Agents.”

SIGNIFICANT CHANGES

There are no significant changes to the financial information included in the most recent audited consolidated financial statements contained in this annual report, other than as otherwise described in this annual report.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars

2016(1)	23.20	9.65	21,213,181	37.11	17.52	7,832,862
2017(1)	51.25	22.15	39,518,145	71.39	35.52	16,535,669
2018(1)	57.60	35.05	50,765,767	72.98	24.93	18,015,650
2019(1)	64.50	29.15	50,179,161	39.89	12.01	16,258,128
2020(1)	86.25	32.00	56,576,326	16.69	8.72	4,380,259

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2019(1)
First Quarter	60.40	44.75	49,262,881	39.89	25.47	12,232,829
Second Quarter	60.30	35.05	51,107,586	35.56	19.50	25,126,398
Third Quarter	64.50	29.15	51,510,391	36.41	12.01	16,498,487
Fourth Quarter	54.40	37.30	48,822,580	19.10	12.43	11,124,680
2020(1)
First Quarter	50.20	32.00	37,002,047	16.69	8.72	6,832,201
Second Quarter	58.00	35.85	65,090,205	12.27	9.14	5,016,437
Third Quarter	64.00	42.80	62,865,320	13.50	9.33	3,808,367
Fourth Quarter	86.25	59.50	60,777,057	14.78	10.23	1,950,594
2021(1)
First Quarter	90.00	73.20	36,796,031	15.25	12.17	1,606,836
Second Quarter	91.35	82.30	33,112,697	15.23	13.18	2,422,235

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2020(1)
November	85.00	72.40	38,756,747	14.33	11.84	1,965,091
December	85.65	73.60	75,337,699	14.78	12.90	1,809,640
2021(1)
January	83.50	73.20	35,065,779	13.75	12.17	1,636,971
February	90.00	73.90	37,813,323	15.12	12.61	1,749,804
March	89.45	77.00	38,631,208	14.92	12.89	1,498,608
April(3)	91.35	82.30	33,112,697	15.23	13.18	2,422,235

(1)       Values provided by Bloomberg.

(2)       Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)       Represents the average of the lowest and highest daily rates from April 1 through April 29, 2021.

Purchases of Pampa’s Shares

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

During fiscal year 2020, the Board of Directors approved Programs VI and VII for US$ 27 million and $ 3,600 million, with a maximum price of US$ 13 per ADR, which have been completed and for which all repurchased shares have been canceled.

The Repurchase Program VIII was approved on October 30, 2020 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, with a maximum price of US$ 15 per ADR and Ps. 85.20 per common share, was in effect as of December 31, 2020, and has terminated as of the issuance of this annual report.

As of December 31, 2020, there are no own shares held in treasury under the buyback programs.

Finally, the Repurchase Program IX was approved by the Company’s Board of Directors on March 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, under which shares may be acquired up to a maximum price of US$ 16 per ADR and Ps. 92.16 per common share, is in effect as of the date of this annual report. As of the date of this annual report the Company has not made repurchases of its shares under the Repurchase Program IX.

On the other hand, after December 31, 2020, the Company, directly and indirectly, acquired 57.6 million own shares for a value of US$ 31.7 million.

For more information, please see “Item 16.E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and “Item 7. Major Shareholders and Related Party Transactions”.

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

Furthermore, the Company made certain amendments to the Deposit Agreement by Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement (previously filed as Exhibit 99.A2 to our Registration Statement on Form F-6 POS (File No. 333-216157) on November 18, 2020).

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

The ADS Depositary has informed us that, as of December 31, 2020, there were 30,737,372 outstanding ADSs.

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

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Seventy percent of its capital stock is held by free float and the other 30 percent is owned by BASE.

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

BYMA incorporated 99.96% of Caja de Valores’ equity, and as a result, the operating cycle of the capital market industry is vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

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

On June 1, 2001, the Argentine Government issued Decree No. 677/2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Criminal Code was amended to include insider trading as a criminal offense. In addition, on November 29, 2012, the Argentine Government enacted the CML, which revoked law No. 17,811, and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations. These provisions were regulated by the CNV through Resolution No. 622/2013 and further modifications.

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

On April 13, 2000, the Argentine Congress passed the Anti-Money Laundering Law which classifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for those incurring in such illicit activity and has created the UIF, a unit of the Ministry of Economy created to prevent money laundering and financing of terrorist activities.

The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000. As previously mentioned, the Anti-Money Laundering Law created the UIF, which is in charge of the analysis, supervision and conveyance of information in order to prevent (A) the laundering of assets obtained from: (i) Crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) Crimes related to financing terrorism (Articles 41quinquies and 306 of the Argentine Criminal Code); (ix) Crimes of extortion (Article 168 of the Argentine Criminal Code); (x) Tax crimes, related to social security and fiscal resources (pursuant to law 24,769) and (xi) Crimes related to human trafficking; and (B) Crimes related to financing terrorism.

The Anti-Money Laundering Law assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bank.

Financial entities must inform the UIF about any suspicious or unusual transaction, or transactions lacking economic or legal justification, or that are unnecessarily complex. In addition, guidelines and internal procedures were created to detect unusual or suspicious transactions, which must be implemented by financial institutions and other entities.

Pursuant to the same criteria that underlies the aforementioned law, in 2012, the office of the Attorney General issued Resolution No. 914/12, which created the PROCELAC. As PROCELAC has no competence to apply sanctions, its main role is to collaborate with the Federal Prosecutors in the investigation of crimes and in receiving complaints in order to initiate preliminary investigations.

The UIF issued Resolution No. 229/2011, which was replaced by Resolution UIF No. 21/2018 and, subsequently amended by Resolutions No. 156/2018, No. 18/2019 and No. 117/2019 (“AML in the Capital Market Sector”). The AML in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from committing money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report all suspicious transactions within the established deadlines.

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

On the other hand, pursuant to Resolution No. 21/2018, as amended subsequently, the Obliged Subjects in the Capital Market Sector shall identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have policies and procedures to know their client (“KYC”), which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow long-distance procedures without the need to present documentation in person, without prejudice to the fulfillment of due diligence duties.

In accordance with Annex I of the UIF Resolution No. 154/2018 (which established the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Controllers”. Therefore, they must collaborate with the UIF in complying with the procedures for the prevention of money laundering and finance of terrorism implemented by the obligated subjects subject to its control. For these purposes, they are empowered to supervise, monitor and inspect such entities. The refusal to cooperate or obstruction of inspections by the obliged subjects may result in penalties by the UIF, CNV or the Central Bank. Both UIF Resolution No. 30/2017, as amended, as well as the Central Bank regulations require banks to take certain minimum precautions to prevent money laundering.

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

On October 14, 2016, the UIF issued Resolution No. 135/2016, which strengthened the regulations regarding the international exchange of information between similar authorities which may enter into agreements or memoranda of understanding as well as to the foreign public bodies that are members of the Egmont Group of Financial Information Unit or the Asset Recovery Network of the Financial Action Task Force of Latin American (GAFILAT).

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

In addition, the Argentine tax amnesty law (Law 27,260 and its regulatory decree No. 895/16, as amended) (the “Tax Amnesty Law”) provided that the information that has been voluntarily disclosed may be used for investigating and sanctioning crimes of money laundering and finance of terrorism. To this end, the UIF is authorized to inform other public intelligence agencies about investigations, based on a previous resolution of the president of the UIF and provide those agencies with information that evidences crimes of money laundering and/or financing of terrorism. In the same way, the AFIP is obliged to report to the UIF any suspicious transactions detected in the context of the Tax Amnesty Law and to provide all the information that the UIF requires, not being able to invoke fiscal confidentiality.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate Purpose

Pursuant to Article 4 of our by-laws, our corporate purpose is to carry out the following activities: (a) Industrial: 1) Operations for the generation, transformation, transmission and distribution of electric power; 2) To explore, exploit, prospect, detect, probe and drill hydrocarbon and any other fields, areas and/or wells, and to develop mining activities generally; 3) to purchase, sell, lease and exploit drilling equipment, any spare parts and accessories thereof, and enter into any contracts and perform any acts and transactions related to mining extraction; 4) to manufacture, process, industrialize, purchase, sell, import, export and transport hydrocarbons and any byproducts thereof belonging to the Company or to third parties, either liquid, solid or gaseous; 5) to enter into any kind of contracts for the performance of works and/or services related to the foregoing activities; 6) Exploitation in any manner of agriculture, livestock-farming, fruit-growing, winemaking, olive grove, forestry growth and/or farming establishments; and 7) Production through any form of industrial process of agricultural or winemaking products or by-products. (b) Commercial: Commercial transactions by importing, exporting, selling and purchasing, transporting, storing and distributing products, subproducts and goods related to electric power, mining production, including the exercise or performance of activities as representative or commission, consignment and other agents. (c) Financial: Financial transactions generally; to extend loans and/or make capital contributions to individuals and companies in connection with business operations performed or to be performed; to provide guarantees, collateral and surety in favor of third parties; to sell, purchase and manage shares, governmental securities, debentures and other securities on any of the systems and in any form created or to be created, other than transactions falling within the scope of the Financial Entities Law. (d) Investment: Investing activities in undertakings and companies of any nature, in accordance with and subject to the limitations established by applicable laws and regulations; the Company may organize or take part in the organization of companies or purchase and hold equity interests in companies now existing or to be created in the future in Argentina or abroad, be a party to temporary business associations, cooperative associations, joint ventures and business associations. The Company may also, for investment purposes, purchase, develop and dispose of real and personal property of any kind, encumber and convey and receive such property under a lease, a concession or a financial lease. (e) Services: To provide services or act as an agent in its own name or for the benefit of third parties. To such end, we have full legal capacity to acquire rights and incur obligations and to carry out any such acts as are not prohibited by the laws or our bylaws, including, without limitation, guaranteeing any obligations of our company or any third party.

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

On February 17, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of Section 30 of the Company’s by-laws in order to allow to virtually hold Shareholder’s meetings in the following way: Article 30: To be validly assembled, an Ordinary Meeting of Shareholders held on first call shall require the presence of shareholders representing a majority of voting shares, and on second call a Meeting shall be validly assembled with any number of such shares present. Extraordinary Meetings of Shareholders shall be validly held on first call with the presence of shareholders representing not less than 60% of voting shares, and on second call the presence of not less than 30% of such shares shall be required. The Shareholder’s Meetings may be held with its members present or communicated between them by other means allowing for the simultaneous transmission of sound, images and words, and Shareholders both physically present and attending remotely shall be computed for purposes of quorum and majority requirements. The minutes of these meetings shall be prepared and signed within five (5) days after the relevant meeting has been held by the President and the appointed Shareholders. If a Shareholders’ Meeting cannot be validly held due to the absence of the required number of attendants, and if an Ordinary Shareholders’ Meeting has not been convened on first and second call at the same time, the Meeting must be convened again within the following 30 days.

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

MATERIAL CONTRACTS

Not Applicable.

EXCHANGE CONTROLS

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, the BCRA issued a series of communications (including, but not limited to, Communications “A” 7001, 7030, 7042, 7052, 7068, 7106, 7142 and 7152), which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC.

In sum, it provided for the obligation to file an affidavit to access the MLC without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it does not have liquid foreign assets available for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, but include reserve or guarantee funds created under debt contracts or transactions with derivatives entered into abroad and that may not be used, an additional affidavit should be submitted.

To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it established the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020.

As regards transactions with stock market assets, it established: (i) the restriction, as from the moment access to the MLC is requested, to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that transactions with securities concerted abroad and securities acquired abroad may not be settled in Pesos in the country.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods by companies. Additionally, and before executing payments for the import of goods, entities should verify that the affidavit requested to the customer is compatible with BCRA’s existing data. Moreover, the need for BCRA’s prior authorization to access the MLC for the cancellation of principal of foreign financial debts with foreign affiliates remains in effect until June 30, 2021 inclusive.

Furthermore, the BCRA established the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2021, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified. The cancellation of the capital of such debts for amounts of US$ 2,000,000 are excluded from the obligation to present the aforementioned plan and will have access to the MLC.

Regarding transactions that have been entered and settled through the MLC as from November 16, 2020 and are destined to the financing of projects under the Gas.Ar Plan, the BCRA issued Communication “A” 7168 providing for access to the MLC: (i) to transfer foreign currency abroad as earnings and dividends to non-resident shareholders, as from the second anniversary of the investment; (ii) for the repayment of principal and interest of foreign debts with an average life of no less than two years; (iii) for the repatriation of direct investments by non-residents as from the second year and up to the amount of the direct-investment contributions settled in the MLC in the case of a share capital reduction and/or a reimbursement of irrevocable capital contributions by the domestic company, among other requirements provided in the regulation.

In January 2021, the BCRA issued Communication “A” 7196, which provided, among other modifications, for a series of measures aiming to make regulations more flexible so as to facilitate the exchange or financing of foreign private-sector liabilities that have been entered and settled through the MLC and concerted as from January 7, 2021, such as: (i) the extension of the term before the maturity date to access the MLC for the cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) the possibility to accumulate funds originating from the collection of goods and services exports in foreign and/or domestic accounts destined to guarantee the payment of maturities of debts concerted as from January 2021, among others.

Later, on April 8, 2021, the Registry Listing Foreign Exchange Data on Exporters and Importers was created by the BCRA as a requirement to access the MLC as of May 1, 2021 for transactions involving outflows of funds, including swaps and arbitrages. This requirement will not apply to access to the MLC for the repayment of of foreign currency financings granted by local financial entities. Obliged subjects shall have to (i) re-register before March 31 of each year; and (ii) report any changes in their registered information within 15 business days of the change. The Company was deemed by the BCRA as an obligated subject and as of the date of this annual report the Company has already completed its registration in such registry. In addition, the BCRA regulated the Investment Promotion Regime for Exports created by the Decree No.234/21, establishing, among others, the possibility to apply the foreign currency proceeds obtained from the exports related to the project under such regime for certain operations, to the extent that the requirements set forth in the applicables rules are met.

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

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are (i) listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case the disposition does not meet such requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

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

Local entities

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 30% for fiscal periods starting on January 1, 2018 until January 1, 2021, and 25% for the fiscal periods starting thereafter. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Additionally, a withholding of 7% or 13% is established for the periods mentioned above, on the dividends distributed by the capital companies in favor of their shareholders, when they are legal persons or undivided successions resident in the country, or are foreign beneficiaries.

On April 6, 2021, the PEN submitted a new bill to the Argentine Congress, establishing a tiered marginal tax rate structure with three segments depending on the level of accumulated taxable net income: (i) a first tier with a 25% rate for accumulated net income up to $5 million; (ii) the second tier of 30% for accumulated net income over $5,000,000 and up to $20,000,000; and (iii) a third tier of 35% for accumulated net income over $20,000,000. Dividends distributed will pay in all cases the 7% rate, in line with the current schedular tax. If the bill passes through both chambers and is subsequently enacted by the PEN, the new tax rate structure will be aplicable for the fiscal year starting on January 1, 2021.

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

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law, Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 until January 1, 2021), and at a 13% rate (on profits accrued for the fiscal years starting thereafter), provided that they are distributed to Argentine resident individuals and foreign shareholders (including holders of common shares or ADSs).

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

Upgrade

The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al Consumidor Nivel General or IPC) supplied by the INDEC; and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPC is higher than 100% for the 36-month period before the end of the fiscal period or else, with respect to the first, second and third fiscal year of effectiveness, this procedure will be applicable in case the accumulated variation of the IPC, calculated from the beginning of the first of them and until the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively. The inflation adjustment that must be calculated in the first three fiscal years beginning on January 1, 2018 must be charged in equal quotas (1/3 in fiscal period 2018 and the remaining 2/3 in equal parts in the remaining fiscal periods, and 1/6 in fiscal periods 2019 and 2020, and the remaining 2/6 in equal parts in the remaining fiscal periods)

Tax and accounting revaluation

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

Tax for an inclusive and caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria “PAIS”)

Law No. 27,541 of Social Solidarity and Productive Reactivation (the “Solidarity Law”), established on an emergency basis and for the term of five fiscal periods as of the entry into force, a 30% tax on the purchase of foreign currency and other foreign exchange operations carried out by individuals and legal entities resident in Argentina.

The potential investors of the ADs should consult their own tax advisers about the effects of the aforementioned tax according to their particular circumstances.

Solidarity and Extraordinary Contribution to help mitigate the effects of the pandemic

On an emergency basis and for only one time, the Argentine Government imposed an extraordinary, obligatory contribution which falls on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law No. 27,605 (i.e. December 18, 2020) (the “Extraordinary Contribution”).

The aforementioned Extraordinary Contribution applies to:

a) Argentine resident individuals and undivided estates, for the totality of their assets located in the country and abroad. Also included are those individuals of Argentine nationality whose domicile or residence is in “non-cooperative jurisdictions” or “no tax-or-low-tax jurisdictions” according to the terms of the ITL (Income Tax Law)

b) Individuals and undivided estates residing abroad (except those mentioned in the previous point) for the totality of their assets located in the country.

For the purposes of this Extraordinary Contribution, the applicable residence is the subject’s residence as of December 31, 2019 according to the provisions of the ITL.

In both cases, these subjects will be exempted from this Extraordinary Contribution when the total value of their assets, included and valued according to the Personal Assets Tax Law terms, regardless of the treatment they have against such tax and without any non-taxable minimum threshold deduction, does not exceed Ps. 200,000,000, inclusive.

For those mentioned in point a), the taxable base of this Extraordinary Contribution will be determined considering the total value of their assets in the country and abroad, including contributions to trusts or foundations of private interest and other similar structures, participations in companies or other entities of any type without fiscal personality and direct or indirect participations in companies or other entities of any type, existing at the date of entry into force of this law.

The Extraordinary Contribution to be paid will be determined on the basis of a scale and rates varying from 2 to 5.25%, depending on (i) the total value of the assets and (ii) their location. The differential rate between assets located abroad and those located in the country shall be eliminated if part of these assets are repatriated within a certain period of time and to the extent those funds remain until December 31st, 2021 deposited in a bank account under the name of the holder or are affected, once this deposit is made, to one of the destinations established by the National Executive Branch.

Individuals, sole proprietorships or estates established in the country that possess, use, dispose, own, custody or keep assets subject to the Extraordinary Contribution pertaining to individuals and undivided states that reside abroad, must act as surrogate taxpayers for purposes of such contribution.

Holders of ADSs should consult with their own tax advisers on the Extraordinary Contribution considering their particular circumstances.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Turkey, Luxembourg, Japan, Austria and China, but they are still pending approval by the Argentine Congress. In turn, tax treaties are being negotiated with Colombia and Israel, and amendments to the current tax treaty with Germany. There is currently an agreement between Argentina and the United States on the exchange of Country-by-Country Reports, but there is no tax treaty or convention in effect between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

Value Added Tax (VAT)

Investments Tax Returns

The return of tax credits originated in investments in fixed assets will be given, in cases that, six months after their payment, have not been absorbed by fiscal debits generated by the activity.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income or the alternative minimum tax and does not apply to investors that are members of a class of holders subject to special rules, such as:

·	a dealer in securities or currencies;
·	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
·	a bank;
·	a life insurance company;
·	a tax-exempt organization;
·	an entity treated as a partnership for U.S. federal income tax purposes, or a partner therein;
·	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;
·	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;
·	a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or
·	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

·	a citizen or resident of the United States;
·	a U.S. domestic corporation; or
·	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

In general, if a U.S. holder is the beneficial owner of ADSs, such U.S. holder will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such U.S. holder exchanges an ADS for the common shares represented by that ADS.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to companies that are passive foreign investment companies (“PFICs”). We will be classified as a PFIC in a particular taxable year if either

•	75% or more of our gross income for the taxable year is passive income; or
•	50% or more of the quarterly average value of our assets is attributable to assets that produce or are held for the production of passive income.
196

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC for our 2021 taxable year. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common shares or ADSs. Accordingly, it is possible that we could become a PFIC in the current or a future year.

If we are classified as a PFIC in any taxable year during which a U.S. holder holds our ADSs, such U.S. holder could be subject to a special tax at ordinary income rates on “excess distributions,” including certain distributions by us and gain recognized on the sale of the ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. holder held the ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of the ADSs at death. In addition, if we are a PFIC for any year during which a U.S. Holder holds our common shares or ADSs, we will generally continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our common shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election.

Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2020 taxable year and that we will not become a PFIC in the current or any future year. U.S. holders should consult their own tax advisers as to our status as a PFIC and the potential tax consequences to them of such status.

Dividends

The gross amount of distributions that U.S. holders receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in a U.S. holder’s income in a U.S. Dollars amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollars value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollars amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year. See “—Passive Foreign Investment Company Rules,” above.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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
200

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

Depositary Payments to the Company

J.P. Morgan, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

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

Principal Accountant’s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2020, 2019 and 2018. The following table discloses the services rendered to Pampa and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2020	2019	2018
	(in million US$)

Audit Fees (1)	1.9	1.8	1.4
Audit-related Fees (2)	-	-	-
Tax Fees (3)	-	-	-
Other non-audit Fees (4)	-	-	0.2
Total	1.9	1.8	1.6

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

All of our audit fees contained in the above table were billed by Price Waterhouse & Co. S.R.L.

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

Pre-approval is required for all services rendered by the external auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2020	ADS	Common Shares	ADS	Common Shares	Common Shares (*)
Pampa Energía S.A.
January	437,302	-	13.80	-	10,932,550	for up to US$50 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
February	1,300,979	-	13.01	-	32,524,475	for up to US$50 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
March (until 3-12)	629,371	-	12.05	-	15,734,275	for up to US$50 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
March	1,066,731	-	10.01	-	26,668,275	for up to US$27,02 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
April	577,699	-	9.73	-	14,442,475	for up to US$27,02 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
May	349,862	-	9.82	-	8,746,550	for up to US$27,02 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
June	493,928	-	10.10	-	12,348,200	for up to US$27,02 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
July (until 7-3)	213,438	-	10.58	-	5,335,950	for up to US$27,02 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
July (from 7-3 to 7-8)	239,555	309,534	10.86	46.95	6,298,409	for up to Ps. 3,600 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
Pampa Energía Bolivia S.A.
July (from 7-13 to 7-22)	212,178	-	11.00	-	5,304,450	Rule 10b-18 safe harbor protection.
August	1,308,886	-	11.08	-	32,722,150	Rule 10b-18 safe harbor protection.
September	1,179,032	-	11.26	-	29,475,800	Rule 10b-18 safe harbor protection.
October	998,519	-	11.12	-	24,962,975	Rule 10b-18 safe harbor protection.

(*) Each ADS represents 25 common shares.

(i) Our Board of Directors approved on November 8, 2018, the Repurchase Program V with the purpose of contributing to the reduction of the gap between the Company's fair value based on its assets value and the price of the shares in the stock exchange, seeking to contribute to the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to US$50,000,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Up to the equivalent of US$0.58 in Argentine Pesos per share in BYMA and up to US$14.50 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired.

(ii) On March, 9, 2020, our Board of Directors approved the Repurchase Program VI in accordance with Section 64 of the CML and the CNV rules with the purpose of contributing to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from the stock exchange, seeking to contribute to the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to US$27,020,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Up to the equivalent of US$.0.52 in Argentine Pesos per share in ByMA and up to US$.13 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired.

(iii) On April 13, 2020, our Board of Directors approved the Repurchase Program VII in accordance with Section 64 of the CML and CNV rules that will be destined to cover our Stock-based Compensation Plan, according to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 3,600,000,000; (b) Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law; (c) Price Per Share: Ps.67.34 per share in ByMA and up to US$13 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expired. For more information, please see “Item 6. Directors, Senior Management and Employees—Stock-based Compensation Plan” and “Item 9. The Offer and Listing—Purchases of Pampa’s Shares”.

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director is not independent when:

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
208

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No.18995818) on August 7, 2018 and incorporated by reference herein.)

2.1	Form of Second Amended and Restated Deposit Agreement among the Registrant, J.P. Morgan as successor Depositary thereunder (previously filed as Exhibit 99.A to our Registration Statement on Form F-6 (File No. 333-216157) on February 22, 2017 and incorporated by reference herein, as amended by Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement (previously filed as Exhibit 99.A2 to our Registration Statement on Form F-6 POS (File No. 333-216157) on November 18, 2020 and incorporated by reference herein.)

2(d)	Description of Securities

8.1	List of significant subsidiaries of Pampa

12.1	Certification of Gabriel Cohen, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Officer Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated February, 2 2021.

13.3	Consent of Gaffney, Cline & Associates.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

By: /s/ Gabriel Cohen
Name: Gabriel Cohen Title: Chief Financial Officer

Date: April 30, 2021

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In millions of U.S. dollar (“US$”))

F-1

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

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

The Impact of Estimates of Oil and Gas Reserves on Proved Oil and Gas Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2020, the Company's consolidated net book value of property, plant and equipment balance of the oil and gas segment was US$543 million, the goodwill balance allocated to the oil and gas segment was US$35 million, and depreciation expense for the year ended December 31, 2020 was US$108 million. As described in Note 6.1.7 to the consolidated financial statements, the Company's management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer's control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors. The Company’s estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

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

Impairment of Non-Financial Long-Lived Assets

As described in Notes 11.1 and 11.2 to the consolidated financial statements, as of December 31, 2020, the Company’s consolidated property, plant and equipment balance was US$1,610 million and the intangible assets balance (including goodwill) was US$41 million. According to Note 11.1.1, as of December 31, 2020 there were internal and external impairment indicators and certain negative changes to the Company’s segments. Management analyzes the recoverability of its non-financial long-lived assets on a periodical basis or when events or changes in circumstances indicate their recoverable amount may be below its carrying amount. In order to evaluate if there is evidence that a cash generating unit (CGU) could be affected, both external and internal sources of information are analyzed. The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered. Management’s assessment of the existence of impairment indicators and cash flow projections included significant judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, the discount rate, among others.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets is a critical audit matter are that there was significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and significant assumptions, including, among others, reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the segments, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina, March 10, 2021.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BO	Official Gazette
ByMA	Argentine stock exchange and markets
CABA	Ciudad Autónoma de Buenos Aires
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CAU	Charge of Access and Use
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores
Corod	Corod Producción S.A.
CPB	Central Térmica Piedra Buena S.A.
CSJN	Corte Suprema de Justicia de la Nación
CTB	CT Barragán S.A
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
EBISA	Emprendimientos Energéticos Binacionales S.A.
EcuadorTLC	EcuadorTLC S.A

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
ENARGAS	National Regulator of Gas
ENARSA / IEASA	Integración Energética Argentina S.A. (ex Energía Argentina S.A.)
ENRE	National Regulatory Authority of Electricity
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas
Greenwind	Greenwind S.A.
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor

GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia - General Inspection of Justice
INDEC	Instituto Nacional de Estadística y Censos
IPIM	Índice de Precios Internos al por Mayor
LGS	Commercial Companies General
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Mercado a Término de Energía Renovable
MEyM	Ministry of Energy and Mining
MINEM	Ministerio de Energía y Minas
MLC	Foreign Exchange Market
NYSE	New York Stock Exchange

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
OCP	Oleoducto de Crudos Pesados
Oldelval	Oleoductos del Valle S.A.
PACOSA	Pampa Comercializadora S.A.
Pampa FPK	Pampa FPK S.A.U.
Pampa Holding	Pampa Holding MMM S.A.U.
Pampa QRP	Pampa QRP S.A.U.
Pampa Ventures	Pampa DM Ventures S.A.U.
PBA	Buenos Aires province
PEB	Pampa Energía Bolivia S.A. (formerly “PBI” - Petrobras Bolivia Internacional S.A.)
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
PP	Pampa Participaciones S.A.U.
Refinor	Refinería del Norte S.A.
RT	Technical Resolution
RTI	Tariff Structure Review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Sistema Argentino de Interconexión
SE	Secretary of Energy
SEC	Security and Exchange Commission

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SEE	Secretary of Electrical Energy
SGE	Secretary of Government of Energy
SRRyME	Secretary of Renewable Resources and Electricity Market
SSERYEE	Undersecretary of Renewable Energy and Energy Efficiency
SSHC	Undersecretary of Hydrocarbons and Fuels
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo del Neuquén, Unión Transitoria de Empresas Senillosa
VAT	Value Added tax
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
YPF	YPF S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Note	12.31.2020	12.31.2019	12.31.2018

Revenue	8	1,071	1,338	1,436
Cost of sales	9	(663)	(811)	(831)
Gross profit		408	527	605

Selling expenses	10.1	(38)	(26)	(37)
Administrative expenses	10.2	(93)	(105)	(130)
Exploration expenses	10.3	-	(9)	(1)
Other operating income	10.4	56	79	223
Other operating expenses	10.4	(36)	(43)	(156)
Impairment of property, plant and equipment, intangible assets and inventories	1.2 and 11.1	(139)	(62)	(32)
Share of profit from associates and joint ventures	5.4.2	85	101	118
Income from the sale of associates	5.2.1	-	-	28
Operating income		243	462	618

Gain on monetary position, net	10.5	-	-	403
Finance income	10.5	9	23	30
Finance costs	10.5	(177)	(187)	(184)
Other financial results	10.5	84	175	(808)
Financial results, net		(84)	11	(559)
Profit before income tax		159	473	59
Income tax	10.6	(35)	130	32
Profit of the year from continuing operations		124	603	91
(Loss) Profit of the year from discontinued operations	5.3	(592)	197	196
(Loss) Profit of the year		(468)	800	287

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		1	2	(4)
Income tax		-	-	1
Share of loss from joint ventures		-	-	(1)
Items that may be reclassified to profit or loss
Exchange differences on translation		(8)	(9)	1
Other comprehensive loss of the year from continuing operations		(7)	(7)	(3)
Other comprehensive (loss) income of the year from discontinued operations	5.3	(33)	(28)	8
Other comprehensive (loss) income of the year		(40)	(35)	5
Total comprehensive (loss) income of the year		(508)	765	292

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Note	12.31.2020	12.31.2019	12.31.2018
Total (loss) income of the year attributable to:
Owners of the Company		(367)	692	224
Non - controlling interest		(101)	108	63
		(468)	800	287

Total (loss) income of the year attributable to owners of the Company:
Continuing operations		132	594	85
Discontinued operations		(499)	98	139
		(367)	692	224

Total comprehensive income of the year attributable to:
Owners of the Company		(393)	672	225
Non - controlling interest		(115)	93	67
		(508)	765	292

Total comprehensive income (loss) of the year attributable to owners of the Company:
Continuing operations		124	588	80
Discontinued operations		(517)	84	145
		(393)	672	225

(Loss) Earnings per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share from continuing operations	13.2	3.30	12.38	1.63
Basic and diluted (loss) earnings per share from discontinued operations	13.2	(12.48)	2.04	2.68
Total basic and diluted (loss) earnings per share	13.2	(9.18)	14.42	4.31

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020 and 2019 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Note	12.31.2020	12.31.2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	1,610	3,507
Intangible assets	11.2	41	151
Right-of-use assets	18.1.1	10	16
Deferred tax assets	11.3	108	28
Investments in joint ventures and associates	5.3.2	549	511
Financial assets at amortized cost	12.1	100	18
Financial assets at fair value through profit and loss	12.2	11	11
Other assets		1	1
Trade and other receivables	12.3	43	79
Total non-current assets		2,473	4,322

CURRENT ASSETS
Inventories	11.4	116	153
Financial assets at amortized cost	12.1	25	54
Financial assets at fair value through profit and loss	12.2	325	365
Derivative financial instruments		-	4
Trade and other receivables	12.3	341	561
Cash and cash equivalents	12.4	141	225
Total current assets		948	1,362
Assets classified as held for sale	5.3	1,469	-
Total assets		4,890	5,684

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2020 and 2019 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Note	12.31.2020	12.31.2019
SHAREHOLDERS´ EQUITY
Share capital	13	38	46
Share capital adjustment		201	260
Share premium		516	510
Treasury shares		-	1
Treasury shares adjustment		1	1
Treasury shares cost		(6)	(44)
Legal reserve		61	42
Voluntary reserve		1,057	422
Other reserves		(18)	(18)
Retained earnings		(372)	726
Other comprehensive income		(50)	(29)
Equity attributable to owners of the company		1,428	1,917
Non-controlling interest		341	492
Total equity		1,769	2,409

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.3.2	2	4
Provisions	11.5	111	145
Income tax and minimum notional income tax provision	11.6	131	10
Deferred revenue		-	5
Taxes payables	11.7	2	4
Deferred tax liabilities	11.3	1	368
Defined benefit plans	11.8	17	27
Salaries and social security payable	11.9	-	4
Borrowings	12.5	1,372	1,764
Trade and other payables	12.6	16	90
Total non-current liabilities		1,652	2,421

CURRENT LIABILITIES
Provisions	11.5	16	20
Income tax and minimum notional income tax provision	11.6	11	53
Taxes payables	11.7	36	72
Defined benefit plans	11.8	4	4
Salaries and social security payable	11.9	23	65
Derivative financial instruments		-	3
Borrowings	12.5	242	183
Trade and other payables	12.6	116	454
Total current liabilities		448	854
Liabilities associated to assets classified as held for sale	5.3	1,021	-
Total liabilities		3,121	3,275
Total liabilities and equity		4,890	5,684

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2017	55	289	491	-	-	(3)	19	333	10	(10)	313	1,497	472	1,969
Change in accounting policies (1)	-	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Balance as of Juanary 1, 2018	55	289	491	-	-	(3)	19	333	10	(10)	312	1,496	471	1,967
Constitution of legal and voluntary reserve	-	-	-	-	-	-	5	128	-	-	(133)	-	-	-
Capital reduction	-	-	-	(5)	(25)	296	-	(266)	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of own shares	(5)	(29)	-	5	29	(332)	-	-	(23)	-	-	(355)	(14)	(369)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Sale of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(93)	(93)
Profit for the year	-	-	-	-	-	-	-	-	-	-	224	224	63	287
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	1	-	1	4	5
Balance as of December 31, 2018	50	260	491	-	4	(39)	24	195	(13)	(9)	403	1,366	429	1,795

Constitution of legal and voluntary reserve	-	-	-	-	-	-	18	351	-	-	(369)	-	-	-
Capital reduction	-	-	-	(3)	(3)	130	-	(124)	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	1	-	-	1	-	1
Acquisition of own shares	(4)	-	19	4	-	(135)	-	-	(6)	-	-	(122)	(29)	(151)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-		(1)	(1)
Profit for the year	-	-	-	-	-	-	-	-	-	-	692	692	108	800
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(20)	-	(20)	(15)	(35)
Balance as of December 31, 2019	46	260	510	1	1	(44)	42	422	(18)	(29)	726	1,917	492	2,409

(1)	Adjustment to the opening balance in equity as a result of the application of IFRS 9, as amended, as of January 1, 2018. See Note 6.2.1.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	46	260	510	1	1	(44)	42	422	(18)	(29)	726	1,917	492	2,409
Constitution of legal and voluntary reserve	-	-	-	-	-	-	19	707	-	-	(726)	-	-	-
Capital reduction	-	-	-	(9)	(59)	140	-	(72)	-	-	-	-	(19)	(19)
Stock compensation plans	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of own shares	(8)	(59)	6	8	59	(102)	-	-	-	-	-	(96)	(8)	(104)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(367)	(367)	(101)	(468)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(21)	(5)	(26)	(14)	(40)
Balance as of December 31, 2020	38	201	516	-	1	(6)	61	1,057	(18)	(50)	(372)	1,428	341	1,769

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of US$ – unless otherwise stated)

	Note	12.31.2020	12.31.2019	12.31.2018
Cash flows from operating activities:
Profit of the year from continuing operations		124	603	91
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	380	(23)	521
Changes in operating assets and liabilities	14.2	(22)	52	(226)
Net cash generated by operating activities from discontinued operations	5.3	211	170	224
Net cash generated by operating activities		693	802	610
Cash flows from investing activities:
Payment for property, plant and equipment		(124)	(426)	(455)
Payment for acquisitions of intangible assets			-	2
(Payment) collection for public securities and shares, net		(151)	190	31
Payments for capital integration in associates		(3)	(108)	-
Proceeds from sale of intangible assets
Collections for sales of shares in companies and property, plant and equipment		1	42	457
Dividends received		3	87	19
Colletion (pay) from loans, net		7	6	(3)
Early collection for sale of subsidiary		5	-	-
Recovery (suscription) of investment funds, net		93	(74)	189
Net cash used in investing activities from discontinued operations		(86)	(86)	(221)
Net cash (used in) generated by investing activities		(255)	(369)	19

Cash flows from financing activities:
Proceeds from borrowings		353	556	245
Payment of borrowings		(291)	(523)	(240)
Payment of borrowings interests		(190)	(129)	(116)
Payment for acquisition of own shares		(104)	(141)	(341)
Payments of dividends from subsidiaries to third parties		(9)	(1)	(2)
Repurchase and redemption of corporate bonds		(110)	(66)	(3)
Payments of leases		(2)	(1)	-
Payments for capital reduction		(19)	-	-
Net cash used in financing activities from discontinued operations	5.3	(73)	(85)	(13)
Net cash used in financing activities		(445)	(390)	(470)

(Decrease) Increase in cash and cash equivalents		(7)	43	159

Cash and cash equivalents at the begining of the year	12.4	225	241	31
Cash and cash equivalents at the begining of the year reclasified to assets classified as held for sale		-	-	6
Exchange difference generated by cash and cash equivalents		(25)	(59)	53
Loss on net monetary position generated by cash and cash equivalents		-	-	(8)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale		(52)	-	-
(Decrease) Increase in cash and cash equivalents		(7)	43	159
Cash and cash equivalents at the end of the year	12.4	141	225	241

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,955 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and is the second largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 295 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has more than 3.2 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires. On account of the execution of the contract for the sale of the 51% interest in Edenor (see detail in Note 5.3.1), all Edenor’s assets and liabilities have been classified as held for sale as of December 31, 2020, and the associated results and cash flows, for each of the years ended December 31, 2020, 2019 and 2018, are disclosed under discontinued operations.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 6.9 million m3/day of natural gas and 4,400 barrels/day of oil equivalent for oil in Argentina, as of December 31, 2020. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro. The results and cash flows for 2018 associated with the divestment mentioned in Note 5.3.2 are disclosed under discontinued operations.

In the petrochemicals segment, operations are located in the Republic of Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 85% and 98%.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,090 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 91 gas stations. Additionally, the segment includes advisory services provided to related companies.

The results and cash flows for 2018 associated with the divestment of the main assets of the refining and distribution segment mentioned in Note 5.3.3 are disclosed under discontinued operations in the Holding and others segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2	Economic context in which the Company operates

The Company operates in a complex economic context which main variables have recently suffered significant volatility both in the domestic and international spheres.

The outbreak of the COVID-19 pandemic in March 2020 caused by the Coronavirus has brought about several consequences globally.

Most governments around the world, including the Argentine Government, implemented drastic measures to contain the spread of the virus, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting non-essential economic activities and generating a pronounced decrease in the economic activity and production levels. As a result, most governments implemented a series of tax aid measures to sustain the income of part of the affected population, mitigate the risk of disruptions in payment chains and avoid financial crises.

Globally, as from the month of May, a gradual lockdown easing process started; however, some countries experienced a new increase in infection levels, which led to the temporary reimplementation of some measures.

In Argentina, the social, preventive and mandatory lockdown measures decreed by the Federal Government as from March 20, 2020 have affected the power industry, mainly in the second and third quarters of 2020, as detailed below:

-	As regards the electric power generation market, in the second and third quarters of 2020 the SADI’s net demand for electricity decreased by 5.7% and 2.0% compared to the same periods of 2019, mainly due to the lower industrial and commercial activity resulting from the social lockdown. Furthermore, the tariff freeze and the social lockdown have generated delays in the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms to generation and hydrocarbon producers, reaching a maximum of 45 days in July 2020. Additionally, the SE instructed CAMMESA to suspend the automatic adjustment mechanism for the spot remuneration set by SE Resolution No. 31/20.
-	As regards the gas sector, in the second and third quarters of 2020 gas production recorded a 9.0% and 10.2% year-on-year decrease, respectively, due to the restraining effects of the social, preventive and mandatory lockdown, combined with a higher efficiency of power generation facilities as a result of the renewable and thermal energy installed over the last three years. The average price of gas at wellhead in the second and third quarters of 2020 amounted to US$2.2 and US$2.4 per MMBTU, respectively, experiencing an approximate 35% decrease compared with the same periods of 2019. This decrease is mainly due to the lower prices tendered at CAMMESA’s monthly calls, the lower industrial activity and the diluting effect of inflation on the price of gas sold to distributors.
-	The economic recession caused by the spread of COVID-19, the significant decline in the demand for fuels and the disagreement between producers that are members of the Organization of Oil Exporting Countries (“OPEC”) and non-OPEC (“OPEC+”) producers resulted in a supply and storage crisis of such magnitude that the oil market was greatly impacted. The WTI showed a record drop, reaching -37.63 US$/bbl, whereas the Brent price fell below 20 US$/bbl. After the cutbacks on supply implemented by the OPEC and the OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained quotation above 40 US$/bbl as from mid-June. Even though domestic oil prices use international values as benchmarks, they have experienced a strong decline as a result of the collapse in demand. In this sense, on May 18, 2020, the Federal Government set a support price of 45 US$/barrel for the domestic production. However, this support price was suspended as a result of the increase in the Brent reference price. (see Note 2.3.2).
F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

-	As regards the petrochemicals segment, during the second quarter of 2020 there was a significant decrease in the demand for certain products sold by the Company, such as styrene and octane bases and, to a lesser extent, polystyrene. As a result of these declines, the styrene and reforming plants halted production for 40 and 60 days, respectively, between May and June, whereas the polystyrene plant stopped production for 30 days in June. Furthermore, the production of rubber had to be suspended in the months of April and May as it was not considered an essential activity and in line with the shutdown of its main domestic customers, which impacted on the recoverability of inventories of several raw materials and products for sale, generating the posting of an allowance for impairment of inventory for US$ 11 million.. Sold volumes experienced a substantial improvement as from the third quarter of 2020 as a result of the recovery of the industrial activity and the international context.

The Argentine economy was undergoing a recession process, which was deepened by the described COVID-19 pandemic, with an accumulated 11.8% year-on-year fall in the GDP as of the third quarter of 2020, a 36.1% cumulative inflation (CPI) for 2020 and a 40.5% depreciation of the peso against the U.S. dollar according to the BNA’s exchange rate. Furthermore, stricter exchange restrictions were imposed (see Note 2.7), which affect the value of the foreign currency in existing alternative markets for certain exchange transactions that are restricted in the official market.

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

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Generation units

The Company’s revenues from the electric power generation activity come from: i) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolution No. 19/17, from February 2017, SRRYME Resolution No. 1/19 as from March 2019 and SE Resolution No. 31/20 from February 2020). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA are remunerated at the Spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The Company’s generating units are detailed below, directly and through its subsidiaries and joint businesses:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)

CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	SE Resolutions No. 31/20
CTG	GUEMTV12	TV	≤100 MW	SE Resolutions No. 31/20
CTG	GUEMTV13	TV	>100 MW	SE Resolutions No. 31/20
Piquirenda	PIQIDI 01-10	MG	30 MW	SE Resolution No. 220/07
CPB	BBLATV29	TV	>100 MW	SE Resolutions No. 31/20
CPB	BBLATV30	TV	>100 MW	SE Resolutions No. 31/20
CT Ing. White	BBLMD01-06	MG	100 MW	SEE Resolution No. 21/16
CTLL	LDLATG01	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATG02	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATG03	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATV01	TV	180 MW	SE Resolution No. 220/07 (1)
CTLL	LDLATG04	TG	105 MW	SEE Res. 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	SEE Resolution No. 21/16
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	SE Resolutions No. 31/20
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	SE Resolutions No. 287/17
Ecoenergía	CERITV01	TV	Renewable ≤ 50	Energy Plus Res. N° 1,281/06 (1)
CT Parque Pilar	PILBD01-06	MG	100 MW	SEE Resolution No. 21/16 (1)
CTB	EBARTG01 - TG02	TG	HI – Small 50<P≤120	SE Resolution No. 220/07 (1)
HIDISA	AGUA DEL TORO	HI	HI – Small 50<P≤120	SE Resolutions No. 31/20
HIDISA	EL TIGRE	HI	HI – Small 50<P≤120	SE Resolutions No. 31/20
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	SE Resolutions No. 31/20
HINISA	NIHUIL I - II - III	HI	HI – Chica 50<P≤120	SE Resolutions No. 31/20
HPPL	PPLEHI	HI	HI – Media 120<P≤300	SE Resolutions No. 31/20
P.E. M. Cebreiro	CORTEO	Eólica	100 MW	Renovar
PEPE II	PAMEEO	Eólica	53 MW	SEE Resolution No. 281/17
PEPE III	BAHIEO	Eólica	53 MW	SEE Resolution No. 281/17

(1) Uncommitted power and energy under the sales contracts are remunerated according to Resolution No. 31/20.

In construction:

Generator	Tecnology	Capacity	Applicable regime

CTLL	MG	15 MW	SE Resolutions No. 31/20
CTB	CC	280 MW	SE Resolution No. 220/07

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Remuneration at the Spot market

Resolutions SEE No. 19/17 and SRRYME No. 1/19, applicable as from February 2017 and March 2019, respectively, established remunerative items based on technology and scale with US$-denominated prices payable in AR$ by applying BCRA’s exchange rate.

On February 27, 2020, SE Resolution No. 31/20 was published in the BO, which superseded the remuneration scheme established by SRRYME Resolution No. 1/19, and provided as follows: i) a reduction in U.S.-denominated values for power capacity availability, maintaining the values of the remuneration for generated and operated energy; ii) converted remuneration values to Argentine pesos at a 60 $/US$ exchange rate; and iii) an additional remuneration, in pesos, for the power capacity generated during the hours of maximum thermal demand of the month, taking into consideration the average power capacity generated by thermal generators and the average power capacity operated by hydroelectric generators.

Finally, it established that the new values set would be updated monthly from the second month of implementation, through a factor that envisages a 60% adjustment by IPC and a 40% adjustment by IPIM. However, on 8 April 2020, through Note No. 2020-24910606-APN-SE-MDP of 8 April 2020, the SE instructed CAMMESA to postpone until a new decision the implementation of the above-mentioned automatic adjustment mechanism, which has not been restored to the date of issuance of these Consolidated Financial Statements.

2.1.2.1 Remuneration for Available Power Capacity

2.1.2.1.1 Thermal Power Generators

Resolution SEE No. 19/17 set a minimum remuneration for power capacity based on technology and scale, and allowed generating, co-generating and self-generating agents owning conventional thermal power plants to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT and supply agreements with CAMMESA. This scheme remains in force until the current resolution.

In Resolution SEE No. 19/17, the availability commitments for each unit were declared for a term of three years, together with information for the summer seasonal programming, with the possibility to offer different availability values for the summer and winter six-month periods. The thermal generators’ remuneration for committed power capacity was proportional to their compliance. In SRRYME Resolution No. 1/19 and SE Resolution No. 31/20, an offer scheme for quarterly periods was established: a) summer (December through February); b) winter (June through August), and c) ‘Other’, which comprises two quarters (March through May, and September through November).

The power remuneration for thermal generators with commitments is proportional to their compliance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SEE No. 19/17 (US$ / MW-month)	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 (AR$ / MW-month)
Large CC Capacity > 150 MW	3,050	3,050	100,650
Large ST Capacity > 100 MW	4,350	4,350	143,550
Small ST Capacity > 100 MW	5,700	5,200	171,600
Large GT Capacity > 50 MW	3,550	3,550	117,150

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SEE No. 19/17 (US$ / MW-month)	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 (AR$ / MW-month)
Summer – Winter	7,000	7,000	360,000
Fall - Spring	7,000	5,500	270,000

Under SRRYME Resolution No. 1/19 provided for the application on the power capacity remuneration of a coefficient derived from the average utilization factor over the unit’s last twelve months: with a minimum 70% of the utilization factor, 100% of the power capacity payment was collected; if the utilization was between 30% and 70%, the power capacity payment ranged from 70% to 100%; and if the utilization factor was lower than 30%, 70% of the power capacity payment was collected. SE Resolution No. 31/20 maintained the same formula than the previous regime, but in case the utilization factor is lower than 30%, 60% of the power capacity payment is collected.

Finally, SEE Resolution No. 19/17 established an additional remuneration of 2,000 US$/MW-month aiming to encourage availability commitments in the grid’s higher demand periods, that was abolished by SRRYME Resolution No. 1/19. However, the SE Resolution No. 31/20 established an additional remuneration for the hours of maximum thermal requirement of the month (hmrt), which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, applying the following prices to the average generated power:

Period	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	45,000	22,500
Fall - Spring	7,500	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2.1.2 Hydroelectric Generators

Resolutions SEE No. 19/17 and SRRYME No. 1/19 set a base remuneration and an additional remuneration for power capacity.

Power capacity availability was determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period was considered to calculate availability.

The base and the additional remunerations included the following scales and prices:

Technology / Scale	Base (US$ / MW-month)	Additional (US$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000	1,000
Small HI Capacity > 50 ≤ 120 MW	4,500	1,000
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,000	500
Renewable HI Capacity ≤ 50 MW	8,000	1,000

Under SEE Res. No. 19/17, the payment for power capacity was determined by the actual power capacity plus that under programmed and/or agreed maintenance, whereas under SRRYME Res, No. 1/19, hours of unavailability due to programmed and/or agreed maintenance were not computed for the calculation of the power capacity remuneration. However, in order to contemplate the incidence of programmed maintenance works in power plants, from May 2019, pursuant to SME Note No. 46631495/19, the application of a 1.05 factor over the power capacity payment was established.

In case of hydroelectric power plants that were responsible for control structures on river courses and did not have an associated power plant, a 1.20 factor was applied to the plant at the headwaters.

The allocation and collection of 50% of the additional remuneration was conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, as well as upon the progressive updating of the plant’s control systems pursuant to an investment plan to be submitted in accordance with criteria defined by the SEE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The following are the power by technology and scale values set under SE Resolution No. 31/20:

Technology / Scale	SE No. 31/20 (AR$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	132,000
Small HI Capacity > 50 ≤ 120 MW	181,500
Medium Pumped HI Capacity > 120 ≤ 300 MW	132,000
Renewable HI Capacity ≤ 50 MW	297,000

Period	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	39,000	19,500
Fall - Spring	6,500	-

Furthermore, SE Resolution 31/20 maintains the application of a 1.05 factor over the power capacity to compensate the incidence of programmed maintenance works and the 1.20 factor for units maintaining control structures on river courses and not having an associated power plant is maintained.

2.1.2.1.3 Wind generators

SEE Resolution No. 19/17 established a remuneration associated with the availability of the installed equipment at a base price of 7.5 US$/MW and an additional price of 17.5 US$/MW, which was abrogated by SRRYME Resolution No. 1/19.

2.1.2.2 Remuneration for Generated and Operated Energy

Resolutions SEE No. 19/17 and SRRYME No. 1/19 set a remuneration for generated energy with prices ranging from 5 to 10 US$/MWh and from 4 US$/MWh to 7 US$/MWh, respectively, depending on the technology and type of fuel used.

The remuneration for operated energy applicable to the integration of hourly power capacities for the period was valued at 2.0 US$/MWh and 1.4 US$/MWh for any type of fuel under Resolutions SEE No. 19/17 and SRRYME Resolution No. 1/19, respectively.

SE Resolution No. 31/20 establishes a remuneration for Generated Energy with prices ranging between 240 and 420 $/MWh, depending on the type of fuel and a remuneration for Operated Energy, with an 84 $/MWh price for any type of fuel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

It should be noted that, in the event that the generation unit is dispatched outside the optimal dispatch, remuneration for generated energy will be set at 60% of the net installed power capacity, regardless of the energy delivered by the generation unit.

In the case of hydroelectric power plants, prices for generated and operated energy under Resolutions SEE No. 19/17 and SRRYME No. 1/19 were 3.5 and 1.4 US$/MWh, respectively, regardless of the scale. Under SE Resolution No. 31/20, they are remunerated at 210 $/MWh and 84 $/MWh, respectively. The remuneration for operated energy must correspond to the optimal dispatch of the system, however, the resolution does not indicate what the consequence would be otherwise.

In the case of hydroelectric pumping plants, both the energy generated and the one consumed for pumping are considered. In addition, if it functions as a synchronous compensator, 60 $/MVAr will be recognized for the megavolt exchanged with the network when required and 84 $/MWh for the energy operated.

As regards energy generated from unconventional sources, SRRYME Resolution No. 1/19 established a single remuneration value of US$ 28/MWh, irrespective of the source used. SE Resolution No. 31/20 sets a value of 1,680 $/MWh. Energy generated prior to the commissioning by the Organismo Encargado del Despacho will be remunerated at 50% of the above-mentioned remuneration.

2.1.2.3 Additional Remuneration for Efficiency and for Low-Use Thermal Generators

SEE Resolution No. 19/17 provided for an efficiency incentive that consisted of the recognition of an additional remuneration equivalent to the remuneration for the generated energy by the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type, as well as an additional remuneration for low-use thermal generators and having frequent startups based on the monthly generated energy for a price of 2.6 US$/MWh multiplied by the usage/startup factor, which were abrogated under the scheme set under SRRYME Resolution No. 1/19.

2.1.2.4 Suspension of contracts within the MAT

The suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) provided for by SE Resolution No. 95/13 remains in effect.

2.1.3 Sales contracts with large users within the MAT

2.1.3.1 Energy Plus

With the purpose of encouraging new generation works, in 2006 the SE approved Resolution No. 1,281/06 established a specific regime which would remunerate newly installed generation sold to a certain category of Large Users at higher prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The Energy Plus service consists of the offer of additional generation availability by generators, co-generators and self-generators which, as of the date of publication of SE Resolution No. 1,281/06, were not WEM agents or did not have facilities or an interconnection with the WEM; Considering that:

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

Currently, the Company has Power Availability agreements in force with other generators whereby, in case of unavailability, it may purchase or sell power to support the contracts mutually.

Furthermore, the SE, through Note No. 567/07, as amended, established that GU300 not purchasing their surplus demand in the MAT should pay the Average Incremental Charge of Surplus Demand. As from the month of June 2018, pursuant to SE Note No. 28663845/18, the CMIDE became the greater of $1,200/MWh or the temporary dispatch surcharge.

Due to the drop in surplus demand as a consequence of the decrease in the economic activity, some GU300 decide not to enter into Energy Plus contracts (with higher prices), and generators have to sell their energy at the spot market with lower profitability margins.

Additionally, the Energy Plus contracts market continues being affected by the migration of demand towards renewable energy contracts in the MAT ER.

Under this regime, the Company —through its power plants Güemes, EcoEnergía and Genelba— sells its energy and power capacity for a maximum amount of 283 MW. The values of Energy Plus contracts are mostly denominated in U.S. dollars.

2.1.3.2 Renewable Energy Term Market (“MAT ER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MAT ER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER from renewable sources or self-generation from renewable sources.

Furthermore, it regulates the conditions applicable to projects for the generation, self-generation and co-generation of electric power from renewable sources, and creates the el Registro Nacional de Proyectos de Generación de Energía Eléctrica de Fuente Renovable for the registration of these projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Projects destined to the supply of electric power from renewable sources under the MAT ER Regime may not be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy will be sold in the spot market.

Finally, contracts executed under the MAT ER Regime will be administered and managed in accordance with the WEM procedures. The contractual terms —life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191— may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Within the framework of this provision, the Company, through its PEPE II and III wind farms, sells energy for a maximum amount of 106 MW and, additionally, has started selling third-party generators’ renewable energy for an approximate volume of 2 MW.

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

Under this regulation, the Company, through its power plants Piquirenda, Loma de La Lata and Barragán, has executed Agreement Res.220 to sell energy and power capacity for a total amount of 856 MW.

It is worth mentioning that the 10-year term for Piquirenda and Loma de la Lata contracts (210 MW) expires in July and November 2021, respectively. Besides, Barragán has an expansion project underway to add 280 MW under this scheme, which commissioning is estimated for the first quarter of 2022.

For further information on the project to the CC at CTB, see Note 16.1.3.

2.1.4.2 SEE Resolution No. 21/16

As a result of the state of emergency in the national electricity sector, the SEE issued Resolution No. 21/16 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer; 2017 winter, and 2017/2018 summer periods.

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this resolution, the Company, through its Loma de la Lata, Ingeniero White and Pilar thermal power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4.3 SEE Resolution No. 287/17

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

For the awarded projects, wholesale power purchase agreements were entered into for a term of 15 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this regulation, the Company, through its Genelba thermal power plant, has entered into an agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW (see Note 16.1.2).

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

For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

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

2.1.5 Fuel supply for thermal power plants

On November 6, 2018, SGE Resolution No. 70/18 was published in the BO, which empowered generating, co-generating and self-generating agents within the WEM to acquire the fuels required for own generation; this resolution superseded SE Resolution No. 95/13, which provided that fuel supply for electric power generation would be centralized in CAMMESA (with the exception of generation under the Energy Plus regime). Under the scheme set forth by SGE Resolution No. 70/18, the cost of generation with own fuels was valued according to the mechanism for the recognition of the Variable Production Costs recognized by CAMMESA. During its term of validity, CAMMESA remained in charge of the commercial management and the dispatch of fuels for generators that do not or cannot make use of this option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In the seasonal programming conducted on November 12, 2018, the Company opted to make use of the self-supply option, and allocated a significant part of its natural gas production as an input for the dispatch of its thermal units.

On December 27, 2019, the Ministry of Productive Development passed Resolution No. 12/19, abrogating, effective as from December 30, 2019, SGE Resolution No. 70/18, and re-establishing the validity of section 8 and section 4 of SE Resolutions No. 95/13 and 529/14, respectively, thus restoring the centralized scheme in CAMMESA for the supply of fuels for generation purposes (except for generators under the Energy Plus scheme and with Wholesale Power Purchase Agreements under Resolution No. 287/17).

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.3.2.1.2), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

SE Resolution No. 354/20 established the gas volumes CAMMESA should prioritize in the electricity dispatch. In this sense, firm volumes to be used by CAMMESA were defined, including: i) volumes corresponding to contracts entered into by CAMMESA with producers acceding to the GasAr Plan; ii) volumes corresponding to contracts executed by adherent producers with generators acceding to the centralized dispatch (these volumes will be discounted by the adherent producers from the applicable quota for which they should enter into contracts with CAMMESA under the GasAr Plan) and; iii) volumes to meet the Take or Pay (“TOP”) obligations under the supply agreement entered into between IEASA and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”).

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the take or pay obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: Generators, Self-generators and/or Co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by IEASA. If a generator with a fuel stocking obligation optionally acquires from IEASA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the Daily Maximum Amount (DMA) less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: Generators, Self-generators and/or Co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.
(v)	Dispatch Priority 5: Generators, Self-generators and/or Co-generators supplied with a gas quota from the unassigned, spot natural gas contracts from any source, acquired by CAMMESA and/or the Generator, according to the supply source. In the case of a generator with own fuel, the maximum amount to be acknowledged will be the corresponding reference prices.

As regards the costs associated with the supply of these fuels, it was established that the electricity demand will bear, among others, the regulated transportation costs, the cost of natural gas and the applicable take or pay obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Generating agents that kept the possibility to purchase their fuel supply (agents under the Energy Plus Program or with Wholesale Purchase Agreements under Resolution No. 287/17) could opt in or out of CAMMESA’s unified dispatch. Acceding to the unified dispatch involves the operating assignment of the contracted firm gas and transportation volumes. Based on their option, the priority order was modified as described above.

In the specific case of generators with wholesale power purchase agreements under SEE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm gas and transportation volumes committed to the supply of Genelba Plus’ CC and Energy Plus contracts. In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the Wholesale Power Purchase Agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

2.1.6 Agreement for the Regularization and Settlement of Receivables with the WEM

On August 5, 2019 and under the call to Generators, the Company and certain subsidiaries executed with CAMMESA an Agreement for the Regularization and Settlement of Receivables with the WEM (the “Agreement”), as instructed through SGE Note NO-2019-66843995-APN-SGE#MHA.

Pursuant to the Agreement, CAMMESA undertook to pay the outstanding Sales Liquidations with Maturity Date to be Defined (“LVFVD”) after discounting the debts taken on with the WEM under the Financing Agreements, Loan Agreements and Receivables Assignment Agreements executed by generators, and applying a 18% write-off on the balance. In this sense, the parties have agreed a total net settlement amount for the outstanding LVFVDs taking into consideration the interest update as of July 31, 2019 and the effects of the mentioned write-off, which amounts to $ 2,122.7 million, before tax withholdings for a total amount of $ 392.9 million. Finally, on August 7, 2019, the total agreed amount was collected.

In furtherance of the undertaken commitments, the Company and certain subsidiaries have waived all submitted claims and have irrevocably dismissed their rights to file any kind of claim (whether administrative and/or judicial) against the Federal Government, the SGE and/or CAMMESA regarding the outstanding LVFVDs.

As a result of the Agreement, the Company has recognized revenues in the amount of US$ 5.9 million and net financial profits for US$ 71.1 million in the year ended December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.7        Loosening up of charges and interests in late payment of the economic transaction

Resolutions SRRYME No. 29/2019 and SE No. 148/20 provided for a relaxation in the application of penalty interest and charges in case of delays in the payment of economic transactions within the WEM.

(i)	Reduction of surcharges: the 50% reduction in surcharges for agents with overdue and unpaid debts is postponed until December 31, 2020. This measure in no way affects the Extraordinary Payment Mechanism for Large Users detailed in the next note.

(ii)	Compensatory and penalty interest: only compensatory interest will apply, with a rate equivalent to the rate fixed by the BNA for its 30-day discount transactions, for agents registering a delay in payment but having promptly paid the last three immediately preceding debt maturities, provided the payment is made within 15 days after the invoice maturity date; additionally, penalty interest of 1% will apply for each day of delay, with a cap equivalent to the surcharges provided for in the CAMMESA procedures when the payment is made after such term. It is worth highlighting that the previous scheme provided for increasing penalty interest based on the time elapsed.

(iii)	Compensations: in the case of delays not exceeding 5 days in a certain month, compensations without the application of compensatory interest are allowed by advancing the payment of the following invoice by 2 days per each day of delay.

2.1.8 Generation projects

As a result of the COVID-19 pandemic (see Note 1.2), through Note NO-2020-37458730-APN-SE#MDP the SE instructed the temporary suspension of terms for the execution of the contracts under the RenovAr Programs (Rounds 1, 1.5, 2 and 3), former SE Resolution No. 712/09, former MEyM Resolution No. 202/16 and former SEE Resolution No. 287/17, as well as for projects within the framework of former MEyM Resolution No. 281/17. The instruction applies to projects which had not been previously commissioned as from March 12, 2020 and until September 12, 2020, both dates inclusive. Consequently, the temporary suspension of notices of non-compliance with the scheduled work progress dates was instructed, both regarding the increase in the contract performance bond and the imposition of the stipulated penalties, as applicable, under all agreements entered into pursuant to such resolutions.

Furthermore, it ordered the temporary suspension of notices of breach upon failure to comply with the date scheduled for the commercial commissioning of projects with a dispatch priority under the terms of former MEyM Resolution No. 281/17, and of the collection of the amounts stipulated in the event of breach, in all cases keeping the timely granted dispatch priorities.

2.2 Transmission

2.2.1 Tariff situation

The Solidarity Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, and contemplates the possibility to perform an extraordinary review of the current RTI for a maximum term of up to 180 days.

In 2020, the ENRE did not apply Transener’s semi-annual tariff update mechanism established in the RTI, the tariff scheme in force being that resulting from the August 2019 update.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In this sense, on December 16, 2020, pursuant to Executive Order No. 1020/20, the Federal Government established the beginning of the renegotiation of the current RTI for the electricity and natural gas transportation and distribution utility services, which proceeding may not exceed a term of 2 years. Until the conclusion of each renegotiation, all Agreements corresponding to the respective RTIs in effect will be suspended within the scopes determined in each case by the Regulatory Entities for reasons of public interest. The transitory and final agreements will be entered into with the ENRE or ENARGAS, and the Ministry of Economy ad referendum to the PEN. Furthermore, the electricity tariffs maintenance term established in section 5 of Act No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework was extended for 90 calendar days, or until the entry into effect of the new transitory tariff schemes resulting from the Transition Tariff Regime.

On January 19, 2021, through Resolution No. 17/21, the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a Transitional Tariff Regime until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for information to begin this process was received.

As of the issuance of these Consolidated Financial Statements, Transener has complied with this requirement, prioritizing the operating costs and capital investments required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE called for a Public Hearing for March 29, 2021 to provide information and gather feedback on the Transitory Tariff Regime for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

Besides, on July 3, 2018 the ENRE informed of the launching of the proceeding for the determination of the remuneration of Independent Transmission Companies in the exploitation stage: TIBA (Transba), the Fourth Line (Transener), YACYLEC and LITSA. In this respect, on October 8, 2018, information on costs, investments and tariff claims corresponding to the Fourth Line and TIBA were submitted to the ENRE. As of issuance of these Consolidated Financial Statements, the ENRE has not issued a resolution with the results of the analysis of the requested information.

2.2.2	SADI’s power service outage

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage.

The outage was a result of the concurrence of multiple shortcomings within the SADI, some of them unrelated to the Transmission System operated and maintained by Transener.

As regards the Transmission System under the responsibility of Transener, the fault was due to a specific technical issue, and not to the lack of investment and maintenance. As a result of the change in the Littoral Corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía –Manuel Belgrano lines, the Auto-Disconnect Generation (“DAG”) mechanism was not properly adapted and did not recognize signals sent out by the protection system. This bypass was made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in the Litoral corridor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Due to the great volume of electricity dispatched from this corridor and the DAG failure, there was an imbalance between supply and demand which could not be redressed by the system’s other restraint barriers external to the electric power transmission service, resulting in a total outage.

The 500 kV Transmission System was available immediately after the disruption, and 100% of the transmission lines were available to come into operation and allow for the restoration of the system. Service restoration was overall fast (within just 8.5 hours, 75% of the country’s demand had been restored).

Transener estimates that the above mentioned event will give rise to a penalty of approximately $ 6.6 million plus interest, for which a provision is held as of December 31, 2020. This estimate is based on the application of the High-Voltage Transmission System’s Service Quality and Penalties Regime attached to Transener’s Concession Agreement as Sub-annex IV.

As of the issuance of these Consolidated Financial Statements, the ENRE has not applied the penalty to Transener, which may differ from the company's estimates.

The occurrence of this event had an impact in 2020 on the amount of both penalties, which were increased, and awards, which were reduced, on account of the Additional Service Quality and Penalties Regime established by Resolutions No. 552/16 and No. 580/16.

2.3.	Oil and gas

2.3.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

(i)	Sets the terms for exploration permits:
-	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years;
-	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years; and
-	Exploration in the continental shelf and the territorial sea: the basic term is divided into two periods of three years each, plus an optional extension of one year each.
(ii)	Sets the terms for exploitation concessions, extensible for 10-year terms:
-	Conventional exploitation concession: 25 years;
-	Unconventional exploitation concession: 35 years; and
-	Continental shelf and off-shore exploitation concession: 30 years.
(iii)	Sets transportation concessions will be granted for the same term than that granted for the originating exploitation concession.
(iv)	Sets prices for payments of exploration and exploitation levy and empowers the enforcement authority to establish the payment of extension and exploitation bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

(v)	Establishes a 12% royalty payable by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.
(vi)	Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.
(vii)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

2.3.2 Gas Market

2.3.2.1 Natural Gas Production Promotion Programs

2.3.2.1.1 Gas Plan II

In November 2013, pursuant to Resolution No. 60/13, the Committee created the Gas Plan II covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and penalties for the importation of LNG in case of breach of the committed volumes. Resolution No. 60/13, as amended (Resolutions No. 22/14 and No. 139/14), established a price ranging from US$4/MBTU to US$7.5/MBTU, based on the highest production curve attained.

On March 6, 2014 and January 30, 2015, former subsidiaries PELSA and Petrobras were registered with this program pursuant to esolutions No. 20/14 and No. 13/15, respectively, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

However, the receivables recorded by the Company in 2017 under the above-mentioned plan were not timely collected.

To this effect, on April 3, 2018, MINEM Resolution No. 97/18 established a procedure for the cancellation of compensations pending settlement and/or the payment of year 2017, payable in thirty monthly consecutive installments as from January 1, 2019. Beneficiary companies opting for the application of the procedure should state their decision to accede, waiving all present or future administrative and/or judicial actions, remedies, rights or claims regarding the payment of such obligations.

On May 2, 2018, the Group filed with the Ministry of Energy the application form to join the payment procedure set forth by MINEM Resolution No. 97/18, expressing its consent to and acceptance of its terms and scope, the amount of the compensation to the Group established by this resolution being estimated at US$ 148 million.

On February 21, 2019, SGE Resolution No. 54/19 was published, which modifies the described cancellation mechanism and provided for cancellations to be instrumented through the delivery of public debt bonds.

On April 17, 2019 and July 16, 2019, bonds were credited in favor of the Company for a face value of US$ 89 million and US$ 54 million, respectively. These bonds do not accrue interest and are repayable in 29 monthly and consecutive installments, the first one for 6.66%, the following eighteen installments for 3.33%, and the remaining ten installments for 3.34% of the original face value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2020, the Company collected US$ 71 million and US$ 43 million, respectively, as repayments, 6 installments still pending collection, which are disclosed in “Public debt securities” under “Investments at amortized cost”.

2.3.2.1.2 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On November 16, 2020, Executive Order No. 892/20 was published in the BO, which approved the GasAr Plan to foster the development of the Argentine gas industry based on a bidding mechanism, and instructed the SE to instrument such plan and to set the applicable complementary and clarifying rules. The most relevant aspects of this executive order include as follows:

(i)	The call for tenders for 70 million m3/d of gas in the 4-year base block, which may not represent more than 70% of the companies’ production.
(ii)	During its term of validity, as from May 2021, each signatory producer commits to supply an injection equal to or higher than the average injection for the May-July 2020 quarter per basin.
(iii)	For off shore production, an additional term of 4 years is established (8 years in total), and the differential between the base production and the actual production will be offset with imported gas or injections exceeding those committed during the months of June, July and August of the first 4 years of the GasAr Plan.
(iv)	Beneficiaries of other plans wishing to take part in the bid should file the waiver provided for in the regulation to be timely approved by the enforcement authority.
(v)	A maximum award price of 3.21 US$/MMBTU (price at current value) is established.
(vi)	The SE will determine, with the assistance of ENARGAS and through a process including actual civic participation, the price for which the natural gas service providers may request the implementation of a tariff update on account of variations in the price of the natural gas purchased, which may be equal to or lower than the market price. The differential between the price determined by the enforcement authority and that offered will be borne by the Federal Government in the form of a compensation.
(vii)	The Federal Government undertakes to create a guarantee fund.
(viii)	The recognition of tax credits subject to regulation.
(ix)	The BCRA will establish appropriate mechanisms to facilitate access to the MLC, provided: funds have been entered through the MLC; and they are “genuine transactions” conducted after the entry into effect of the executive order and destined to the financing of projects under the GasAr Plan.

On November 23, 2020, the SE, through Resolution No. 317/20, launched the “National Public Call for Tenders for the Argentine Natural Gas Production Promotion Plan – 2020-2024 supply and demand scheme” for the award of a volume of 70 million m3 of natural gas per calendar year (CAMMESA plus distributors), which may be modified by the SE to guarantee an optimal domestic supply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The bidding terms and conditions included samples of the contracts the producers should enter into with CAMMESA and gas distributors. These sample contracts stipulated a Deliver or Pay (“DOP”) obligation for 100% per day and a TOP obligation of 75% per month for CAMMESA and per quarter for distributors.

As regards the payment of contracts with distributors, the Federal Government will bear the monthly payment of the difference between the price offered and that resulting from the tariff schemes through a subsidy payable directly to producers. Pursuant to Act No. 27,591, the payment of this subsidy will be guaranteed by a procedure, pending regulation by the AFIP and the SE.

Additionally, to access the GasAr Plan producers submitted a plan of investments necessary to maintain the committed production and a national added-value commitment providing for the development of direct local, regional and national suppliers.

On December 15, 2020, Resolution No. 391/20 was published in the BO, whereby the natural gas volumes offered under the GasAr Plan were awarded.

In this sense, out of a total base volume of 67.42 million m3/day of natural gas to be purchased, in terms of the offered volume, the Company was ranked third in the Neuquina Basin, with a base volume awarded of 4.9 million m3/day at an annual average price of US$ 3.60 per million BTU for a term of four years effective as from January 1, 2021.

Additionally, the Company has been one of the three producers that offered an additional volume during the winter period, with the award of 1 million m3/day at a price of US$ 4.68 per million BTU. This volume is indispensable to accompany the high seasonality of the Argentine demand, reducing gas imports, the consumption of alternative fuels, and the use of foreign-currency reserves.

Besides, the Company was the firm with the highest increase in offered production (20% between base injection and the winter period) under the call for tenders.

The award granted to the Company represents a 7 million m3/day commitment and, based on the gas curve projected by the SE, the Company has entered into contracts with CAMMESA, IEASA and the other distributors that operating as from January 2021.

It is worth highlighting that this positioning minimizes contractual demand risks and makes it feasible for the Company to make a strong investment commitment, which will amount to approximately US$ 250 million during the four years of validity of the GasAr Plan.

2.3.2.2 Natural Gas for the Residential segment and CNG

Natural Gas Price within the PIST

On account of the significant devaluation of the Argentine peso and the impossibility to transfer this impact to final users’ tariff schemes, in early October, 2018 prices began to be agreed with distributors in the spot market on a daily basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On November 15, 2018 PEN Executive Order No. 1,053/18 was issued, which established, on an exceptional basis, that the Federal Government would bear the exchange difference between the price of gas purchased by gas distributors and that recognized in the gas distributors’ final tariffs for the April 2018 – March 2019 period. ENARGAS will determine the net amount to be transferred to each distributor in 30 monthly and consecutive installments as from October 1, 2019, updated with BNA’s 30-day interest rate; upon the collection of each installment, distributors will immediately make the corresponding payments to the involved natural gas suppliers, and will have to inform and provide proof of such payments before the ENARGAS on a monthly basis.

ENARGAS Resolution No. 466/19 and its amending provisions (Resolutions No. 554/19, No. 624/19 and No. 636/19), established the methodology to determine the amount payable by the Federal Government pursuant to the provisions of PEN Executive Order No. 1,053/18.

On October 25, 2019, the Company acceded to the collection procedure established by PEN Executive Order No. 1,053/18 and regulated by ENARGAS Resolution No. 466/19, the net amount of the receivable pending collection by the Company ascertained pursuant to ENARGAS Resolution No. 735/19 dated November 14, 2019 reaching $ 1,219 million. In December 2019, the Company collected the first installment of $ 41 million, but none of the overdue additional installments have been collected during 2020.

On December 14, 2020, National Budget Act No. 27,591 abrogated PEN Executive Order No. 1,053/18 without affecting rights acquired by the Company to collect the owed amount undertaken by the Federal Government during its term of validity. However, as of the date hereof no transfers corresponding to the overdue installments have been made, significantly affecting the recoverability of this receivable; consequently, in fiscal year 2020, the Company has recorded impairment losses in the amount of $ 888 million (US$ 13 million).

As of the issuance of these Consolidated Financial Statements, the Company is evaluating the possibility to initiate the pertinent proceedings for the collection of the overdue installments.

2.3.2.3 Acquisition of Natural Gas for Generation

Since November 2018, the Company has opted to make use of its self-supply capacity, during the term of SGE Resolution No. 70/18, and has destined a significant part of its natural gas production to its thermal units’ dispatch (see Note 2.1.5).

On the other hand, on December 27, 2018, under a CAMMESA auction conducted for the year 2019, offers for a total 222 million m3 interruptible gas-day were received, at seasonal PIST prices with a maximum price of US$5.2/MBTU and a minimum price of US$3.2/MBTU for the June-August 2019 period, and with a maximum price of US$3.7/MBTU and a minimum price of US$2.2/MBTU for the rest of the year. For implementation of this auction, reference PIST maximum seasonal prices, based on the source basin, were considered according to SGE Note No. 66680075/18, effective as of January 2019. Pampa took part in this auction.

Following the abrogation of SGE Resolution No. 70/18, which restored CAMMESA’s centralization scheme for the supply of fuels for generation purposes, as from December 2019 several successive calls for tenders without a purchase commitment were made (the purchased volume depends on the dispatch by thermal units on a daily basis).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On January 29, 2020, CAMMESA launched a tender for the purchase of the gas volumes required to meet the generation demand for the month of February 2020, with a 30% delivery commitment over the daily order, at an average price of US$ 2.67 for the Neuquina Basin. Since then, CAMMESA has replicated this methodology in all 2020 tenders, of which Pampa took part. Prices obtained in the tenders launched by CAMMESA have shown a sustained downward trend compared to year 2019 prices.

As a result of the implementation of the GasAr Plan, and taking into consideration that the awarded volume has not met the total demand, in the last days of the month of December 2020, a new tender was launched for January 2021, with a price of US$ 2.30 that, for awardees of the GasAr Plan that —as is the case of the Company— does not have either conditions or DOP.

2.3.2.4 Natural Gas Exports

Through resolutions MEyM No. 104/18 and SGE No. 9/18, subsequently replaced in July 2019 by the SGE Resolution No. 417/19, a Procedure for the Authorization of Natural Gas Exports was established. Authorizations, considering in all cases the security of supply to the Argentine domestic market, may consist of short-term (up to 1 year) or long-term (1 to 10 years) exports, whether on an interruptible basis or on a firm basis for summer periods (October - April for a term of up to 5 years), or operational exchanges in emergency situations. Likewise, in August 2019, through the SHC Provision No. 168/19, the terms and conditions for firm gas exports to Chile until May 15, 2020, were approved.

In December 2018 and January 2019, the Company was authorized pursuant to resolution SGE No. 252/18 and No. 12/19 to export natural gas to Chile and Uruguay, on an interruptible basis, respectively. Furthermore, in September 2019, Pampa obtained permission to export natural gas, on a firm basis, to ENAP Refineries in Chile.

On October 31, 2019, SSHC Resolution No. 284/19 was published in the BO, which approves the operating procedure for natural gas exports effective until September 30, 2021 seeking to:

-	ensure the security of the supply to the domestic market;
-	ascertain the scope of any need to restrict gas exports which are operationally useful in case of lack of supply to the domestic market (the “Useful Interruption”);
-	organize, document, and provide predictability to natural gas restriction or interruption procedures; and
-	coordinate the actions to be implemented to ensure supply to the domestic market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In case of incurring higher costs for the use of alternative fuels to generate electricity by the WEM (imported LNG, coal, FO or GO), whose cost was borne by the National Government, exporters must pay compensation to CAMMESA. Through SGE Resolution No. 506/19 issued on August 29, 2019, a minimum of US$ 0.1/MBTU and a maximum of US$ 0.2/MBTU for the exported volume were set, that could be offset with receivables for gas sale in in the domestic market with CAMMESA. Such compensation would be included in WEM’s cost of energy.

It should be pointed out that from September 4, 2018 to December 31, 2020, Executive Order No. 793/18 regulated the application of a 12% export tax rate with a cap of $ 4 over each exported US$ for natural gas exports. On December 14, 2019, Executive Order No. 37/19 voided the ceiling of $ 4 for each US$ exported, established in Article 2 of Decree No. 793/18 as amended.

Law No. 27,541 authorized the PEN to modify the Export Duties corresponding to hydrocarbons sold in the external market and ratified the validity of Executive Order No. 793/18 and No. 37/19.

As from the entry into effect of the GasAr Plan, awardees will have preferential firm export conditions for a total volume of up to 11 million m3 per day, exclusively during the non-winter period, which may be used both for exporting natural gas through pipelines and for its domestic liquefaction for its later export as LNG. Firm permits may be obtained for 4 million m3/d in the Neuquina Basin and 2 million m3/d in the Austral Basin (with priority being determined by the price-competition positioning under the GasAr Plan).

2.4 Oil market

On May 18, 2020 Executive Order No. 488/20 was issued, which provides for a series of measures aiming to preserve crude oil’ exploration and production activities; its main provisions are outlined below:

-	It sets a billing price of 45 US$/bbl for the commercialization of Medanito-type crude oil in the domestic market, adjusted by quality for other types of crude oil and loading ports, effective from the executive order’s publication date to December 31, 2020.
-	It sets a price for the so-called “Criollo Barrel”, which will be quarterly reviewed and rendered ineffective if the Brent oil price exceeds 45 US$/bbl for 10 calendar days.
-	It forces producing and refining companies to keep activity levels similar to those recorded in 2019, although taking into consideration the current contraction in demand resulting from the COVID-19 pandemic, and also requires refining companies to acquire their whole crude oil demand from domestic producers.
-	It limits, while the support price remains in effect, access to the foreign exchange market by producing companies to purchase foreign assets and/or securities denominated in pesos for their further sale in foreign currency or custody transfer abroad.
-	It sets a 0% rate for crude oil export duties considering a base value lower than 45 US$/bbl. The rate will increase gradually as the international price increases until reaching 8%, the cap to be recognized when this price equals or exceeds 60 US$/bbl.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As regards the oil market, after the cutbacks on supply implemented by the OPEC and OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained price above 40 US$/bbl as from mid-June, after reaching a minimum value below 20 US$/bbl in the month of April 2020.

The validity of the support price for the sale of crude oil in the domestic market, established by Executive Order No. 488/20, terminated on August 31, 2020 as the international Brent crude oil price exceeded US$45/bbl for 10 consecutive days.

2.4.1 Hydrocarbon exploration and exploitation levy

On September 26, 2019, the Province of Neuquén published Executive Order No. 2.032/19, which established values for the exploration and exploitation levy effective as from 2020. An exploration levy of $ 1,245, $ 4,980, $ 7,470 and $ 87,150 per km2 or fraction is set for the first, second, third period and extension, respectively, as well as an exploitation levy of $ 22,410 per km2 or fraction.

Likewise, at the national level the Executive Order No. 771/20 updates the value of the hydrocarbon exploration and exploitation levy payable on a yearly basis to the Federal Government or the Provincial Jurisdiction, as applicable, effective as from fiscal year 2021. It establishes an exploration levy for an amount in pesos equivalent to 0.46, 1.84 and 32.22 oil barrels per square kilometer for the first period, the second period and the term extension, respectively, as well as an exploitation levy for a maximum amount in pesos equivalent to 8.28 oil barrels per square kilometer or fraction.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

-	The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.
-	A Five-Year Investment Plan to be executed by TGS is approved, the plan requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan was for the period from April 1, 2017 to March 31, 2022 and amount to $ 6,786 million (valued at December 31, 2016).
-	A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.
-	TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

-	Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4,362/17.
-	Effective as of December 1, 2017, after the issuance of Resolution No. 120/17, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.
-	Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/18 issued by the ENARGAS.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution No. 4,362/17, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

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

As regards the semi-annual tariff update which should have become effective as from October 1, 2019, on September 3, 2019, the ex SGE issued Resolution No. 521/19, later amended by Resolution No. 751/19, postponed its application until February 1, 2020. This deferral will result in TGS having to review and adjust, in the same proportion as the foregone income, the execution of the Five-Year Investment Plan.

However, the Solidarity Law provided that natural gas transportation and distribution tariffs would remain unchanged for a term of 180 days as from December 23, 2019. In this sense, the PEN is vested with the power to renegotiate them, whether under the current RTI or through an extraordinary review pursuant to the provisions of the Natural Gas Law.

On June 9, 2020, pursuant to Resolution No. 80/2020, the ENARGAS created the Coordination and Centralization Committee —Act No. 27,541 and Executive Order No. 278/20— with the mission of coordinating the Integral Tariff Structure Review provided for in section 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Executive Order No. 543/2020 extended the life of that natural gas transport and distribution tariffs would remain undestop for an additional term of 180 calendar days, that is, until December 16, 2020.

Pursuant to Emergency Executive Order No. 1,020/2020, the PEN launched the renegotiation of the RTI finished in 2018, which may not exceed a term of 2 years. Until then, renegotiation agreements in force are suspended. The renegotiation will be conducted by ENARGAS ad referendum to the PEN.

Furthermore, Executive Order No. 1,020/2020 extends the tariff freeze for an additional term of 90 calendar days or until the approval of the transitory tariffs. It is worth highlighting that all the agreements, whether transitory or general, entered into with the Federal Government will have to contemplate the public hearing proceedings established by the current regulations and be authorized by the different governmental bodies.

Additionally, the Solidarity Law provides for the administrative intervention of the ENARGAS, recently extended through Decree No. 1,020.

On February 22, 2021, ENARGAS issued Resolution No. 47/21 convening a public hearing by 16 March 2021 to consider the transitional tariff increase in accordance with Decree No. 1,020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.5.2.3 Collection deferrals

On June 21, 2019, the SGE issued Resolution No. 336/19 establishing a 22% payment deferral on bills issued to natural gas distributors from July 1, 2019 to October 31, 2019 for the utility services provided to natural gas residential users.

The described deferrals will be recoverable in bills issued as from December 1, 2019 in five monthly, equal and consecutive installments.

As of December 31, 2019, TGS’s sales receivables from natural gas distributors amount to $ 1,206 million under these items.

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

In 2020, pursuant to Executive Order No. 311, maximum reference prices for the sale of LPG, which TGS sells in the domestic market, remained unchanged for a term of 180 calendar days as from its issuance date. On October 19, 2020, the SE passed Resolution No. 30/2020 increasing the price of these products to $ 10,885.

In this context, TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Within the gradual subsidies reduction path granted by MINEM, on March 31, 2017, the MINEM issued Resolutions No. 74 and No. 474/17 that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas had been set at $ 1,267/tn and $ 2,832/tn and $ 1,941.20/tn and $ 3,964/tn, respectively, depending on the client to whom the undiluted propane gas is delivered.

Finally, in May 2018, TGS initiated the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established. Additionally, this last extension established the propane sale price to customers under this program. Notwithstanding the foregoing, on January 14, 2020 TGS received an instruction issued by the SE to proceed with propane deliveries in accordance with set conditions by the sixteenth extension. Later, TGS executed the seventeenth extension to the Propane for Grids Agreement, effective until December 31, 2020. As of the date of issue of these Consolidated Financial Statements, this agreement has not been extended.

During 2020 and 2019, TGS received the amount of $ 150 million and $ 638 million, for subsidies for the programs mentioned above, respectively.

As it has been previously mentioned, participation in the Household Plan results in economic and financial damage to TGS, since under certain circumstances products would be sold at prices below their production costs.

As of December 31, 2020, the Argentine Government owes TGS $ 303 million under these items.

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

Executive Order No. 488/2020 regulated the rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, which will range between 0% and 8% depending on the price of the “ICE Brent first line” barrel. If this price is below US$ 45, the rate will be 0%. Instead, if the price equals or exceeds US$ 60, an 8% rate will be paid, and the rate will be variable if the price is between US$ 45 and US$ 60.

2.6	Tax regulations - Main tax reforms

Pursuant to Act No. 27,430 and Act No. 27,541, several modifications were introduced in the tax treatment, the key components of which are described below:

2.6.1 Income tax

2.6.1.1 Income tax rate

According to Law No. 27,430, the income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

However, Law No. 27,541 suspended the reduction in the rate projected for fiscal years beginning on or after January 1, 2021, providing that during the suspension period the tax rate will remain at 30%.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Effect of tax rate change in the deferred tax” under Income tax of the Consolidated Statement of Comprehensive Income (Note 10.6).

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

2.6.1.3 Optional Tax revaluation

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

On exercising this option, Pampa and CPB have paid the special tax for a principal amount of US$ 34.5 million plus interest for US$ 1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, Pampa and CPB had to waive all lawsuits and rights invoked in any previously brought judicial or administrative proceedings seeking the application of updating mechanisms on the income tax (see Notes 11.6.1 and 15.2). Furthermore, Pampa and CPB had to waive their rights to initiate any judicial or administrative proceeding seeking the application of such updating mechanisms regarding fiscal years ended before December 31, 2017.

2.6.1.4 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the IPC published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed one hundred percent (100%) over the thirty-six (36) months preceding the closing of the fiscal period to be settled; alternatively, for the first, second and third fiscal year as from its effective date, this proceeding will apply in case the accumulated variation in such price index, calculated from the beginning of the first fiscal year to the closing of each fiscal year, are higher than fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the years 2018, 2019 and 2020, respectively.

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

As of December 31, 2019 and 2020, the cumulative variation in the IPC had exceeded the 15% and 30% condition set for the third and second transition years, , pursuant to Law No. 27,430, and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in cases where, as irregular fiscal years, the legal parameter mentioned for each of the annual financial years has not been exceeded.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable taking into consideration the annual guideline established by Act No. 27,430.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.7	Regulations on access to the exchange free market (“MLC”)

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, in 2020, the BCRA issued a series of communications (including, but not limited to, Communications “A” 7001, 7030, 7042, 7052, 7068, 7106, 7142 and 7152), which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC.

In main, it provided for the obligation to file an affidavit to access the MLC without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it have liquid foreign assets available was requested for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, but include reserve or guarantee funds created under debt contracts or transactions with derivatives entered into abroad and that may not be used, an additional affidavit should be submitted.

To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it established the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020;

As regards transactions with stock market assets, it established: (i) the restriction, as from the moment access to the MLC is requested, to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that transactions with securities concerted abroad and securities acquired abroad may not be settled in pesos in the country.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods by companies. Additionally, and before executing payments for the import of goods, entities should verify that the affidavit requested to the customer is compatible with BCRA’s existing data. Moreover, the need for BCRA’s prior authorization to access the MLC for the cancellation of principal of foreign financial debts with foreign affiliates remains in effect until March 31, 2021 inclusive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, the BCRA established the obligation to submit a refinancing plan for certain debts and principal maturities scheduled between October 15, 2020 and March 31, 2021, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

Regarding transactions that have been entered and settled through the MLC as from November 16, 2020 and are destined to the financing of projects under the Gas.Ar Plan (see Note 2.2.2.1.2), the BCRA issued Communication “A” 7168 providing for access to the MLC: (i) to transfer foreign currency abroad as earnings and dividends to non-resident shareholders, as from the second anniversary of the investment; (ii) for the repayment of principal and interest of foreign debts with an average life of no less than two years; (iii) for the repatriation of direct investments by non-residents as from the second year and up to the amount of the direct-investment contributions settled in the MLC in the case of a share capital reduction and/or a reimbursement of irrevocable capital contributions by the domestic company, among other requirements provided in the regulation.

After December 31, 2020, BCRA Communication “A” 7196 provided, among other modifications, for a series of measures aiming to make regulations more flexible so as to facilitate the exchange or financing of foreign private-sector liabilities that have been entered and settled through the MLC and concerted as from January 7, 2021, such as: (i) the extension of the term before the maturity date to access the MLC for the cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) the possibility to accumulate funds originating from the collection of goods and services exports in foreign and/or domestic accounts destined to guarantee the payment of maturities of debts concerted as from January 2021, among others.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and have been approved for issue by the Board of Directors dated March 10, 2021. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

These accounting policies have been applied consistently by all Group companies.

On account of the execution of the contract for the sale of the 51% interest in Edenor (see detail in Note 5.3.1), comparative results corresponding to the electricity distribution segment have been disclosed under “Discontinued operations” in the statement of comprehensive income.

Figures corresponding to commercial interest presented in comparative form have been reclassified from Financial income to Other operating income to maintain consistency with this period’s figures in accordance with the change of policy detailed in Note 4.

The Company adopted the U.S. dollar as its functional currency commencing on January 1, 2019; therefore, previous comparative figures have been restated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 — “Financial reporting in hyperinflationary economies”, since the Peso was the Company’s functional currency up to that date.

Additionally, other not significant reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these consolidated Consolidated Financial Statements are explained below.

The Company has modified its policy for the classification of commercial interest in the statement of comprehensive income as it understands that the items corresponding to late payment surcharges in the cancellation of sales receivables provide relevant information on the business operations and operating flows rather than represent the Company’s financial performance and, therefore, as from this fiscal year, they are disclosed under Other operating income. Management considers that this presentation better reflects the impacts of the operating cycle, allowing for a unified presentation together with other expenses already disclosed under operating expenses (including the impairment of receivables), mainly considering the context detailed in Note 1.2, which furthered the delay in payment terms to generators and hydrocarbon producers.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2020 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2020:

-	Conceptual Framework (issued in March 2018).
-	IFRS 3 “Business Combinations” (amended in October 2018).
-	IAS 1 “Presentation of Financial Statements” and NIC 8 “Accounting Policies, Changes in Accounting Estimates and errors” (amended in October 2018).
-	IFRS 9 “Financial Instruments”, NIC 39 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” (amended in September 2019).
-	IFRS 16 “Leases” (amended in May 2020)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company
-	IFRS 17 -“Insurance Contracts”: issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-	IAS 1 - “Presentation of financial statements”: amended in January and July 2020. It incorporates amendments to the classification of liabilities as current or non-current. Amendments are applicable to fiscal years starting on or after January 1, 2023, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.

-	IFRS 3 – “Business Combinations”: amended in October 2020. It incorporates references to the definitions of assets and liabilities of the new Conceptual Framework and clarifications associated with contingent assets and liabilities incurred separately from those taken on in a business combination. It applies to business combinations as from January 1, 2022, and allows for its early adoption.

-	Annual Improvements to IFRS Standards – 2018-2020 Cycle: amendments were issued in May 2020 and are applicable to annual periods starting as from January 1, 2022. The Company estimates that their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 16 – “Property, Plant and Equipment”: amended in May 2020. It incorporates modifications on the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and the conditions necessary for it to be capable of operating in the manner intended. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. The Company is currently analyzing the impact of the application of these modifications in its operating results or financial position.

-	IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”: amended in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.

-	Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation” and IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases”: amended in August 2020. It incorporates guidelines for the measurement of financial assets and liabilities at amortized cost affected by the reform in the reference interest rate. Amendments are applicable to fiscal years starting on or after January 1, 2021. The Company is currently analyzing the impact of the application of these modifications in its operating results or financial position.
4.3	Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded in U.S. Dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3.2 Foreign-currency transactions and balances

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.2 Associates

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	the fair value of the transferred assets,
(ii)	the liabilities incurred to the former owners of the acquired business,
(iii)	the equity interests issued by the group,
(iv)	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
(v)	the fair value of any pre-existing equity interest in the subsidiary.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Gains and losses on disposals are determined by comparing the sale price with the carrying amount, stated in terms of the measuring unit current at the disposal date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s CGU or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

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

4.10	Financial assets

4.10.1	Classification

The Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value (either through other comprehensive income or through profit or loss), and
(ii)	those that are subsequently measured at amortised cost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.12	Derivative financial instruments and hedging account

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques. Subsequent accounting of changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company may designate derivative financial instruments in the following categories:

(i)	fair value hedge of recognized assets or liabilities or over firm commitment (fair value hedge);
(ii)	cash flow hedges of a particular risk associated with recognized assets and liabilities and highly probable future transactions (cash flow hedges), or
(iii)	net investment hedge in foreign operation (net investment hedges).

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

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation business segment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

As from the change in functional currency, on January 1, 2019 the Company discontinued the preparation and presentation of financial statements under IAS 29, and has considered equity figures expressed in terms of the measuring unit current as of December 31, 2018 as the basis for subsequent financial statements’ amounts.

4.16.1	Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

4.16.2	Share premium

It includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.
(iii)	The difference between the proportional equity value registered before the merger of subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.
4.16.3	Legal reserve

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

4.17	Compensation plans

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

4.17.1	Compensations payable in cash:
(i)	Compensation Agreements – Senior Management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap over the Company’s adjusted operating income, approved by the Company’s Board of Directors on June 2, 2017 with the purpose of efficiently aligning the senior management’s interests with those of the Company and its shareholders. With the purpose of avoiding duplication, any analogous compensation paid to senior managers by any of the Company’s subsidiaries will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

The reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton financial valuation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

(ii)	Annual Variable Compensation granted to certain officers for the performance of technical and administrative duties amounting to 7% and 4% of the EBDA accrued until November 2020 and from December 2020, respectively (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA´s continuing business in Pampa. The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

4.17.2	Compensations payable in shares

Stock Compensation Plan – Officers and other key staff: a certain number of Company shares receivable within the term stipulated in the program to encourage the alignment of the employees’ performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the employees’ compensation; it was approved by the Board of Directors and the Shareholders’ Meeting on February 8 and April 7, 2017, respectively. Furthermore, the Company’s Board of Directors approved the market acquisition of own shares as a means of implementing the Plan (see Note 13.1.1).

The number of shares is calculated as from a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

Other borrowing costs are expensed in the period in which they are incurred.

4.20	Employee benefits
4.20.1	Short-term obligations

Payroll liabilities, including non-monetary benefits and accumulated sick leave expected to be settled in full within 12 months after the end of the reporting period in which the employees provide the associated service are recognized for the amount expected to be paid when the liabilities are settled. The liabilities are disclosed as Salaries and social security payable in the consolidated statement of financial position.

4.20.2	Defined benefit plans

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.21	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the Consolidated Financial Statements based on assumptions and methods considered appropriate and taking into account the opinion of Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as other financial results.

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

4.22	Revenue from contracts with customers
4.22.1	Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°31/20)

The Company recognizes revenues from i) power availability on a monthly basis as the different power plants are available to generate; ii) power generated in those hours of maximum technical requirement of the month; and iii) energy generated and operated when the delivery of energy is effective, based on the price applicable depending on the technology of each plant and, in the case of thermal power plants, the application of the coefficient derived from the average usage factor over the last 12 months on the power capacity remuneration specified in the Resolution. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.1.2 Revenues from supply agreements with CAMMESA (SE Resolution No. 220/07, SEE Resolution No. 21/16, SEE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

4.22.1.3 Revenues from sales contracts with large users within the MAT

The Company recognizes revenues from energy plus sales and renewable energy when the delivery of energy is effective based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.22.2	Oil and gas segment

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

Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 45 days, which is consistent with market practice.

4.22.3 Petrochemical segment

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

Revenues from these sales are recognized based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 24 days, which is consistent with market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.4 Holding and others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.23	Other Income
4.23.1	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The group did not benefit directly from any other forms of government assistance.

The Company recognizes revenues from natural gas production promotion or stimulus programs upon the actual delivery of gas and in accordance with the price established in the applicable regulation, only inasmuch as it is highly probable that there will be no significant reversal and the consideration is likely to be received, that is, to the extent that the procedure defined by the Government is formally complied with.

The recognition of revenues associated with the Argentine Natural Gas Production Promotion Plan (see Note 2.4.3.1.2) falls within the scope of IAS 20 as it involves a compensation as a result of the maintenance or increase in the committed production volume.

Revenues from natural gas production or stimulus programs are disclosed under Other operating income in the consolidated statement of comprehensive income. Furthermore, the fiscal costs of the above-mentioned programs are disclosed under Other operating expenses in the consolidated statement of comprehensive income.

4.23.2	Interest income

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

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

4.23.3	Dividends

Dividends are received from financial assets measured at fair value through profit or loss or through other comprehensive income. Dividends are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.24	Income tax

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

Income tax rates prevailing at year-end in Argentina (see Note 2.6.1), Venezuela, Ecuador, Bolivia and Uruguay are 30%, 50%, 25%, 25% and 25%, respectively. Additionally, a 3% surcharge is added to Ecuador’s income tax when the company’s shareholder residing in Ecuador is an entity established in a jurisdiction considered a tax haven under Ecuadorian laws.

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

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created in as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

4.25	Leases

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

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership of the underlying asset are classified as financial leases (Note 18.2). Financial leases are recognized at the commencement date at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Each lease payment received is allocated between income receivable and financial income. Financial income is recognized as a profit or a loss over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. Property under financial leases is derecognized if there is reasonable certainty that the Company will transfer its ownership at the end of the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1	Corporate reorganizations

The following corporate reorganizations are part of the strategy the Company has been developing since 2017 to attain a simpler and more agile, innovative and flexible organization, allowing it to derive important benefits, a higher operating efficiency, an optimized use of available resources, the streamlining of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. They also allow the Company to leverage the complementarity among the participating companies, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

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

In 2019, the Company’s Board of Directors approved the process for the merger through absorption between the Company, as absorbing company, and PEFM, as absorbed company, establishing July 1, 2019 as the actual merger date, as from which all PEFM’s rights and obligations, assets and liabilities were incorporated into the Company’s equity. There was no exchange ratio as the Company directly and indirectly held 100% of PEFM’s capital stock. On October 15, 2019 and February 19, 2020, the respective Shareholders’ Meetings approved the merger process, and the CNV granted its administrative consent, respectively.

In 2020, the Company’s Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies:

(i)	CPB; actual merger date: January 1, 2020.
(ii)	PACOGEN and PHA, establishing April 1, 2020 as the actual merger date, as from which the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust. On March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which represented 40% of CIESA’s capital stock and voting rights. Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect, with the Trustee maintaining such capacity, and the Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.
(iii)	PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP; actual merger date: October 1, 2020.

As from the actual merger date, all the rights and obligations, assets and liabilities of the absorbed companies were incorporated into the Company’s equity, without any exchange ratios, as the Company directly and indirectly held 100% of the absorbed companies’ capital stock, with the exception of Pampa Holding, Pampa QRP, Pampa FPK and Pampa Ventures, where the valuation of the underlying asset was taken into consideration to establish the exchange ratio for each company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

These mergers were approved by the respective Extraordinary Shareholders’ Meetings, and their registration with the Public Registry is still pending as this proceeding was affected by the impediments inherent in functioning of enforcement agencies during the COVID-19 pandemic.

5.2	Sale of participations and property, plant and equipment

5.2.1 Sale of interest in Oldelval

On November 2, 2018, the Company entered into an agreement with ExxonMobil Exploration Argentina S.R.L. for the sale of 21% of Oldelval’s capital stock and rights, maintaining the remaining 2.1% interest.

Subsequently, on November 27, 2018, the transaction was closed upon the meeting of the applicable precedent conditions, the purchase price paid by the purchaser amounted to US$ 36.4 million. As a result of the transaction, the Company has recognized a US$ 28 million gain, before taxes.

5.2.2 Sale of the Dock Sud storage terminal

On March 6, 2019, the Company agreed with Raízen Argentina, a licensee of the Shell brand, on the sale, subject to the meeting of certain conditions precedent which are customary for this kind of transactions, of the Dock Sud storage terminal, which tank yard has a total installed capacity of 228 thousand m3.

On March 30, 2019, after the meeting of all precedent conditions, the transfer of the Dock Sud Terminal to the purchaser was completed at a price of US$ 19.5 million, plus US$ 2 million on account of products. The transaction resulted in profits before income tax in the amount of US$ 1 million, which are disclosed in item “Gains/losses on the sale of Property, plant and equipment” under “Other operating income”.

5.3	Assets held for sale, associated liabilities and discontinued operations

As of December 31, 2020, 2019 and 2018, the results for operations associated with the below-detailed sales transactions have been disclosed under “Discontinued operations” in the consolidated statement of comprehensive income.

5.3.1 Divestment of stake in Edenor

On December 28, 2020, the Company entered into with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Purchaser”) a share purchase agreement whereby it agreed to sell its controlling interest in Edenor through the transfer of all Class A shares representing 51% of the capital stock and voting rights of said company (the “Transaction”). The closing of the Transaction (the “Closing”) is subject to the fulfillment of certain precedent conditions. On February 17, 2021, Pampa’s shareholders meeting was held and the Transaction was approved, remaining outstanding, as of the date of issue of these Consolidated Financial Statements, the approval by the ENRE still being pending.

The sale of the stake in Edenor is part of the Company’s strategic plan aiming to focus investments on its core businesses: continuing expanding the installed capacity for the generation of electricity and the development of unconventional natural gas reserves, specifically, the investments necessary to reach the committed production under the Gas.Ar Plan (see Note 2.3.2.1.2) and the closing to Combined Cycle at CTB (see Note 16.1.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The agreed sales price consists of: (i) 21,876,856 Class B shares of Edenor representing 2.41% of the capital stock and voting rights of Edenor (the “Price in Kind”); (ii) US$ 95 million (the “Price in Cash”); and (iii) a contingent payment of 50% of the earnings resulting from a change in control of the Purchaser or Edenor (the “Contingent Payment”), in case this situation takes place within the first year after the Closing, or the term during which the Price Balance (as defined in the following paragraph) is pending settlement, whichever is later.

The Price in Kind was paid upon the execution of the share purchase agreement and the Price in Cash will be paid in 3 installments as follows: (i) the first installment, in the amount of US$ 5 million, upon the execution of the share purchase agreement; (ii) the second installment, in the amount of US$ 50 million, on the Closing date, subject to the fulfillment of certain precedent conditions; and (iii) the third installment, in the amount of US$ 40 million, one year after the Closing date, except in cases of offsetting or prepayment (the “Price Balance”). The Price Balance will accrue interest at a 10% annual nominal fixed rate as from the Closing date, payable on a quarterly basis.

Within the previously described framework and pursuant to IFRS 5, and considering that the Transaction would involve loss of control over the subsidiary, all Edenor’s assets and liabilities have been classified as held for sale as of December 31, 2020 and have been measured at the lower between its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for US$ 589 million, which was disclosed together with the results corresponding the Electricity distribution segment under “Discontinued operations” of the statement of comprehensive income.

The Transaction does not include the transfer of Class B shares; therefore, after the Closing, the Company will keep a 4.1% stake in Edenor’s capital stock and voting rights (this stake includes the Price in Kind).

5.3.2 Sale of PELSA shares and certain oil areas

On January 16, 2018, the Company agreed to sell to Vista Oil & Gas S.A.B. de C.V. (“Vista”) its direct 58.88% interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks, in line with the Company's strategy to focus its investments and human resources both on the expansion of its power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of unconventional gas reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On April 4, 2018, upon the meeting of all applicable conditions precedent, the transaction was closed. The price paid by Vista, considering the agreed adjustments regarding interests in PELSA, amounted to US$ 389 million. This transaction generated a profit comprehensive income net of taxes in the amount of US$ 30 million, as follows:

12.31.2018
Sale price(2)	270
Book value of assets sold and costs associated with the transaction	(226)
Result for sale	44
Interests (1)	4
Income tax	(22)
Imputed in results	26

Other comprehensive income (loss)
Reclasification exchange differences on translation	6
Income tax	(2)
Imputed in Other comprehensive income	4

Total comprehensive income	30

(1)	Are exposed in "Financial income" in the consolidated statement of comprehensive income related to discontinued operations.
(2)	Sale price recorded as of December 31, 2018 arises from the Consolidated Financial Statements denominated in pesos in accordance with IAS 29, and was translated into U.S. Dollars using the exchange rate as of that date.

5.3.3 Sale of assets in the Refining and Distribution segment

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

Pursuant to the foregoing, and in relation with the measurement of the assets and liabilities subject to this transaction at the lower of fair value less cost to sell and the carrying value, as of December 31, 2017, the Company recognized an impairment of Intangible assets and Property, plant and equipment in the amount of US$ 28 million.

On May 9, 2018, upon the meeting of all applicable precedent conditions the transaction was subject to, the closing of the sale to Trafigura was carried out. After applying the adjustments stipulated in the purchase and sale agreement, the transaction price amounted to US$ 124.5 million. Furthermore, after the closing of the transaction, Trafigura paid to Pampa US$ 56 million for the purchase of crude oil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2018, the closing of the transaction did not generate additional profits or losses, according to the following detail:

12.31.2018
Sale price(1)	28
Book value of assets sold and costs associated with the transaction	(28)
Result for sale	-

(1)	Sale price recorded as of December 31, 2018 arises from the Consolidated Financial Statements denominated in pesos in accordance with IAS 29, and was translated into U.S. Dollars using the exchange rate as of that date.

5.3.4 Relevant information on discontinued operations

As of December 31, 2020, 2019 and 2018

	12.31.2020	12.31.2019	12.31.2018
	Distribution of energy	Distribution of energy	Distribution of energy	Oil and gas	Refining and distribution	Eliminations	Total
Revenue	1,085	1,502	1,484	66	422	(90)	1,882
Cost of sales	(926)	(1,225)	(1,136)	(33)	(361)	91	(1,439)
Gross profit	159	277	348	33	61	1	443

Selling expenses	(129)	(122)	(134)	(2)	(33)	-	(169)
Administrative expenses	(64)	(65)	(76)	(1)	(4)	-	(81)
Other operating income	29	19	16	1	6	-	23
Other operating expenses	(25)	(43)	(44)	(6)	(10)	-	(60)
Impairment of property, plant and equipment and intangible assets	(589)	-	-	-	-	-	-
Result from the sale of share of profit and property, plant and equipment	-	-	-	44	-	-	44
Agreement on the regularization of obligations		285	-	-	-	-	-
Operating income (loss)	(619)	351	110	69	20	1	200

Gain on monetary position, net	115	187	226	7	2	(1)	234
Finance income	1	11	11	4	1	-	16
Finance costs	(110)	(112)	(132)	(1)	-	-	(133)
Other financial results	(20)	(62)	(50)	(4)	22	-	(32)
Financial results, net	(14)	24	55	6	25	(1)	85
(loss) Income before income tax	(633)	375	165	75	45	-	285

Income tax	41	(178)	(49)	(26)	(14)	-	(89)
(Loss) Profit of the year from discontinued operations	(592)	197	116	49	31	-	196

	12.31.2020	12.31.2019	12.31.2018
	Distribution of energy	Distribution of energy	Distribution of energy	Oil and gas	Refining and distribution	Eliminations	Total
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans	1	-	-	-	-	-	-
Income tax	-	-	-	(2)	-	-	(2)
Exchange differences on translation	(15)	(15)	-	4	-	-	4
Items that may be reclassified to profit or loss
Exchange differences on translation	(19)	(13)	-	6	-	-	6
Other comprehensive (loss) income of the year from discontinued operations	(33)	(28)	-	8	-	-	8

Total comprehensive (loss) income of the year from discontinued operations	(625)	169	116	57	31	-	204

Total (loss) income of the year from discontinued operations attributable to:
Owners of the company	(499)	98	61	47	31	-	139
Non - controlling interest	(93)	99	55	2	-	-	57
	(592)	197	116	49	31	-	196

Total comprehensive (loss) income of the year from discontinued operations attributable to:
Owners of the company	(517)	84	61	53	31	-	145
Non - controlling interest	(108)	85	55	4	-	-	59
	(625)	169	116	57	31	-	204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	1,185
Right-of-use assets	3
Financial assets at amortized cost	3
Trade and other receivables	1
Total non-current assets	1,192

Inventories	22
Financial assets at amortized cost	1
Financial assets at fair value through profit and loss	26
Trade and other receivables	176
Cash and cash equivalents	52
Total current assets	277
Assets classified as held for sale	1,469

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	29
Deferred revenue	17
Deferred tax liabilities	282
Defined benefit plans	9
Salaries and social security payable	4
Borrowings	98
Trade and other payables	81
Total non-current liabilities	520

CURRENT LIABILITIES
Provisions	4
Taxes payables	21
Defined benefit plans	1
Salaries and social security payable	44
Borrowings	2
Trade and other payables	429
Total current liabilities	501
Liabilities associated to assets classified as held for sale	1,021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2020	12.31.2019	12.31.2018

Net cash generated by operating activities	211	170	224
Net cash used in investing activities	(86)	(86)	(221)
Net cash used in financing activities	(73)	(85)	(13)

Increase (decrease) in cash and cash equivalents from discontinued operations	52	(1)	(10)

Cash and cash equivalents at the begining of the year	9	1	10
Effect of devaluation and inflation on cash and cash equivalents	(8)	9	1
Increase (decrease) in cash and cash equivalents	52	(1)	(10)
Cash and cash equivalents at the end of the year	53	9	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4	Interest in subsidiaries, associates and joint ventures

5.4.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2020	12.31.2019
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Corod	Venezuela	Oil	100.00%	100.00%
CPB (1)	Argentina	Generation	-	100.00%
CPB Energía S.A.	Argentina	Generation	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Edenor (2)	Argentina	Distribution of energy	57.12%	56.32%
EISA	Uruguay	Investment	100.00%	-
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PACOGEN (1)	Argentina	Investment	-	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA (1)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP (1)	Argentina	Investment	-	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec (1)	Argentina	Investment	-	100.00%
Trenerec Energía Bolivia S.A. (3)	Bolivia	Investment	-	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%

(1)	Merged companies. See Note 5.1.
(2)	Corresponds to effective ownership interest in Edenor after consider treasury shares (55.14% nominal interest). See Note 5.3.1.
(3)	Company liquidated in October 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.2	Investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	09.30.2020	1	(8)	57	28.50%
OCP	Investment	12.31.2020	100	(27)	73	15.91%
TGS (1)	Transport of gas	12.31.2020	9	39	785	2.093%

Joint ventures
CIESA (1)	Investment	12.31.2020	8	25	401	50.00%
Citelec (2)	Investment	12.31.2020	7	26	171	50.00%
Greenwind	Generation	12.31.2020	-	5	(6)	50.00%
CTB	Investment	12.31.2020	7	129	356	50.00%

(1)	The Company holds a direct and indirect interest of 2.093% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, additionally the Company has an indirect participation of 25.50% in TGS. As of December 31, 2020, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 153,15 and US$ 5.20, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of US$ 399 million.

(2)	Through a 50% interest, the company joint controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2020	12.31.2019
Disclosed in non-current assets
Associates
Refinor	19	20
OCP	2	33
TGS	25	21
	46	74
Joint ventures
CIESA	240	235
Citelec	85	88
CTB	178	114
	503	437
	549	511
Disclosed in non-current liabilities

Greenwind (1)	(2)	(4)
	(2)	(4)

(1)	The company receives financial assistance from partners.

The following tables show the breakdown of the result from investments in associates and joint ventures:

	12.31.2020	12.31.2019	12.31.2018
Associates
Oldelval	-	-	3
Refinor	(2)	(3)	(4)
OCP	(5)	21	34
TGS	1	1	-
	(6)	19	33

Joint ventures
CIESA	11	50	75
CTB	64	13	-
Citelec	13	19	21
Greenwind	3	-	(11)
	91	82	85
	85	101	118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2020	12.31.2019	12.31.2018
At the beginning of the year	507	403	315
Compensation	(5)	(16)	-
Dividends	(34)	(75)	(19)
Decreases	-	-	(10)
Increases (1)	3	108	-
Share of profit	85	101	118
Other comprehensive income (loss)	-	-	(1)
Exchange differences on translation	(9)	(14)	-
At the end of the year	547	507	403

(1) In 2020, corresponds to the acquisition of TGS’ shares and in 2019, corresponding mainly to the financial receivable with OCP acquired under the transaction with AGIP (see Note 5.3.6.2) and capital contributions to CTB.

5.4.3 Investment in CIESA-TGS

5.4.3.1 Impairment of non-financial assets in TGS

As regards COVID-19 and the Government measures to contain its spread, TGS has mainly identified the following impacts: (i) delays in collections associated with the natural gas transportation business, where, although a recent improvement has been experienced, it cannot be guaranteed that this situation will be maintained over time, due to the suspension of public utility disconnections for non-payment and the implementation of several measures aiming to sustain the income of the most impacted economic sectors; and (ii) a scenario of high volatility in benchmark international prices for the liquid fuels produced and sold by TGS.

In this sense, TGS has assessed the impairment indicators under IAS 36 and has performed recoverable amount tests on the assets included in Property, plant and equipment. As of December 31, 2020, the assessment of recoverability of the CGU of the Natural Gas Transportation business resulted in the recognition of impairment losses for $ 3,114 million (before taxes).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.3.2 Issuance of Corporate Bonds

TGS General Shareholders' Meeting held on August 15, 2019 approved the extension of TGS´s Corporate Bonds Program from US$ 700 million to US$ 1.2 billion. This extension was authorized on October 9, 2019, by the CNV.

Funds obtained by TGS are applied to: (i) the repurchase of its Class 1 corporate bonds for US$ 87 million; (ii) the cancellation and total redemption of Class 1 CBs for US$ 121 million; and (iii) use the balance of net funds to make investments in capital expenditures in process of execution.

5.4.3.3 Acquisition of own shares in TGS

During fiscal year 2019, TGS’s Board of Directors approved three share buyback programs on March 27, August 26 and November 19, which were executed in accordance with the conditions stipulated in each of them. On defining these programs, the Board of Directors took into consideration TGS’s strong cash position and approved them in view of the distortion existing between TGS’s economic value, measured by its current businesses and derived from ongoing projects, and its stock market listing price.

Own shares acquired by TGS as of October 31, 2019 were destined to the payment of a stock dividend.

On March 6, 2020, TGS’s Board of Directors approved the sixth Share Buyback Program for a maximum investment amount of $ 2,500 million (values effective as of its creation date).

Later on, on August 21, 2020, TGS’s Board of Directors approved a new Share Buyback Program for a maximum investment amount of $ 3,000 million (values effective as of its creation date), which will be effective until March 22, 2021.

5.4.3.4 Acquisition of TGS’s ADRs by the Company

During the fiscal years ended December 31, 2020 and 2019, the Company acquired a total number of 635.380 ADRs and 1,130,365 TGS’s ADRs, at an acquisition cost of US$ 3 million and US$ 8 million, respectively.

5.4.4 Investment in CITELEC

5.4.4.1 Employee Shareholding Program – Transba S.A.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.4.2 Repurchase of own Corporate Bonds - Transener

As of December 31, 2020 Transener’s Corporate Bonds Class 2 amounted to US$ 98.5 million, of which US$ 7 million have been acquired and by Transba. During the month of January 2021, Transba acquired an additional US$ 5.5 million

5.4.4.3 Acquisition of Transener’s CBs by the Company

During the fiscal year ended December 31, 2020, the Company acquired a total of US$ 1.3 million FV of Transener’s 2021 Class 2 CBs.

5.4.5 Investment in CTB

5.4.5.1 Acquisition of CTEB

On May 29, 2019, the Company, through subsidiaries, after filing a joint offer with YPF, received a notification from IEASA whereby were awarded National and International Public Tender No. 02/2019, launched pursuant to SGE Resolution No. 160/19, regarding the sale and transfer by IEASA of CTEB. The acquisition of CTEB also involves the assignment in favor of the awardee of the contractual capacity as trustor under the Enarsa-Barragán Financial Trust, the VRDs of which (excluding the VRDs to be acquired by the awardee) amount to US$ 229 million.

CTEB, which is located at the petrochemical complex of the town of Ensenada, Province of Buenos Aires, consists of two open-cycle gas turbines, and has a 567 MW installed capacity.

The awardee will have to obtain the commissioning of the closing of the combined cycle within a term of 30 months as from the Seventh Amendment to the Trust Agreement’s effective date, thus increasing the installed power capacity to 847 MW, with an estimated investment of US$ 200 million.

Both the open and the closed cycle have effective power purchase agreements with CAMMESA under Resolution No. 220/07 issued by the former SE: the first one, entered into on March 26, 2009 and terminating on April 27, 2022, as amended and modified from time to time, and the second one dated March 26, 2013 for a term of 10 years as from the commercial operation of the combined cycle.

On June 26, 2019, the acquisition by CTB, a company co-controlled by YPF and Pampa, through subsidiaries, of CTEB transferred by IEASA was completed. The acquisition’s relative price was US$ 282 million, an amount which includes the final (cash) amount offered in the Tender and the acquired VRDs’ purchase price, paid with a contribution of US$ 200 million received by CTB, settled in equal parts by its co-controlling companies, and with a loan received by CTB from a bank syndicate of US$ 170 million.

The Power Plant will be managed and operated by Pampa and YPF on a rotational basis over 4-year periods. Pampa will be responsible for managing CTEB’s operations until 2023. And YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for the closing of the combined cycle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The following table details the consideration transferred and the fair value of the assets acquired and the liabilities assumed by CTB as of June 26, 2019:

in million US$
Total consideration transferred (1)	(272)
Financial assets at fair value	16
Property, plant and equipment	477
Inventories	8
VRDs	(229)
Fair value of net assets	272

(1)	Includes US$ 53 million for the purchase of the acquired VRDs and considers a US$ 10 million of a price adjustment in favor of CTB.

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

The replacement cost approach was applied to measure buildings, equipment, installations and works in progress. The methodology applied to determine their fair value entailed:

(i)	the calculation of replacement costs (mainly based on consultations with suppliers and the analysis of specialized publications and information),
(ii)	an estimate of residual values at the end of their useful life (based on the interest generated by the asset at the end of its useful life and the owner’s disposal policy), and
(iii)	the application of deductions for physical, functional and/or economic impairment, if applicable.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.5.2 Financial Trust Agreement

As a result of the award of CTEB’s goodwill, certain amendments were made to the Enarsa-Barragán Financial Trust Agreement entered into between BICE Fideicomisos S.A. (Nación Fideicomisos S.A.’ continuing company), acting as Trustee, and CTB, in its capacity as Trustor substituting IEASA (former ENARSA) (the “Trust Agreement” or the “Trust”).

Under the Trust, on April 25, 2011 publicly traded Series B VRDs for a face value of US$ 582,920,167 were issued. The Trust’s underlying flow is made up of the collection rights resulting from the Power Supply Agreements originally entered into between ENARSA (currently IEASA) and CAMMESA.

On June 26, 2019, date on which the sale of CTEB’s goodwill was perfected, the following operations and contractual amendments were executed:

-       IEASA and BICE Fideicomisos S.A. entered into the fifth amendment to the Trust Agreement, which mainly included the following modifications:

(i)	the flow assignment to the Trust is reduced up to an amount equivalent to debt services plus the Trust expenses monthly disclosed by the Trustee to CAMMESA (previously, 90% of the monthly fixed charge for hired power capacity, for 23,255 US$/MW-month plus VAT, was assigned);
(ii)	a total or partial early redemption option in favor of the Trustor, at the debt’s residual value;
(iii)	the surety timely issued by the National Treasury is canceled; and
(iv)	the endorsement of the insurance against all operating risks in CTEB regarding the loss of benefits in favor of the Trust is required, among others.

-       IEASA assigned its contractual position to CTB through the execution of a Contractual Position Assignment Agreement and, as a result, BICE Fideicomisos S.A. and CTB executed the sixth amendment to the Trust Agreement whereby CTB was incorporated as a Trustor under the Trust Agreement.

-       CTB and IEASA entered into a VRD transfer agreement whereby CTB acquired the outstanding Series B VRDs for a price of US$ 53.5 million (equivalent to 109,628,836 VRDs with a face value of US$ 1 each), thus becoming the holder of such VRDs (the “Trustor’s VRDs”).

On August 22, 2019, CTB and BICE Fideicomisos S.A., entered into the seventh amendment to the Trust Agreement, which incorporated, among others, the following amendments:

(i)	as regards the VRDs: i) the granting of a 24-month grace period (during which only interest will be payable); ii) the modification of the interest rate by the Libor rate plus 6.5%; iii) the determination of principal amortization installments over a 60-month repayment period (to provide constant debt services);
(ii)	the assignment to the Trust of the Steam Turbine Supply Agreement, integrating Collection Rights and the Trust Estate;
(iii)	the obligation to complete CTEB’s closing to combined cycle to be commissioned within a term of 30 months as from the entry into effect of the seventh amendment, establishing that the breach of this obligation will be a ground for the acceleration of the VRDs;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

(iv)	the incorporation of additional collection rights for both the open and the closed-cycle Supply Agreements;
(v)	the assignment to the Financial Trust of the collection rights net of VAT for a certain percentage to cover debt services and other items provided for in Section 8.3.1. of the Trust Agreement, stipulating that any remaining balance on each Service Payment Date (pursuant to the definition of this term in the Trust Agreement) will be transferred to the Trustor;
(vi)	establishing the simultaneous collection for collection rights assigned to the Trust and for amounts unassigned under the Supply Agreements (pursuant to the definition of this term in the Trust Agreement);
(vii)	establishing that payments to the Trust should be transferred pari passu, with the same payment priority and in the same kind as under the Syndicated Loan (and any other debt allowed under the Trust);

(viii)	providing that in case CAMMESA pays an amount lower than that which should be settled, the collection rights and the amounts payable to the Trustor will be both reduced proportionately;
(ix)	including provisions stipulating that upon the occurrence of a CAMMESA Event (pursuant to the definition of this term in the Trust Agreement): (i) the Trustor may request funds to meet the Power Plant’s Operating Expenses, and (ii) in case funds received as Collection Rights are insufficient, the payments under the VRDs will be rescheduled;
(x)	including a Limited Recourse against the Trustor (pursuant to the definition of this term in the Trust Agreement) upon the occurrence of certain events;
(xi)	incorporating certain commitments typical of this kind of contracts, such as limitations on the payment of dividends, etc.; and
(xii)	modifying the amount of the Reserve Fund (pursuant to the definition of this term in the Trust Agreement) so that it is equivalent to the amount estimated for the next two services under the VRDs.

In accordance with the commitment undertaken under the Trust Agreement, pursuant to a resolution dated October 24, 2019, the CNV authorized the cancellation of the Trustor’s VRDs, which was effected on October 29, 2019. Consequently, on October 31, 2019, the eighth amendment to the Trust Agreement was entered into in order to include the new payment schedule effective as from such cancellation.

On October 16, 2020, as approved by its Board of Directors on October 2, 2020, CTB, acting in its capacity as trustor under the Enarsa-Barragán Financial Trust Agreement entered into between CTB, BICE Fideicomisos S.A., in its capacity as trustee (the “Trustee”), and CAMMESA, in its capacity as assigned debtor, made a partial early redemption of the VRDs issued under the Enarsa-Barragán Financial Trust for a total amount of US$ 130 million, to be applied to the payment of the amortization installments and deferred interest, also paying the interest accrued as of the redemption date plus accessory expenses. Besides, as a result of the VRDs redemption, CTB and the holders of 100% of the outstanding VRDs agreed on a modification to the VRDs payment schedule. In this respect, CTB has requested the Trustee to cancel the redeemed VRDs, which was effected on December 4, 2020, and to perform all necessary acts and enter into all relevant agreements to make the necessary modifications to the applicable documents.

As of the issuance hereof, total outstanding VRDs (amortization installments plus deferred interest, pursuant to the definition of these terms in the Trust Agreement) amount to US$ 93.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.5.3 Syndicated loan

On June 25, 2019, in order to partially finance the obligations undertaken as a result of the award and execution of the works for the closing of the combined cycle at CTEB, Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. and Industrial and Commercial Bank of China (Argentina) S.A., in their capacity as lenders (the “Lenders”), granted a syndicated loan to CTB in the amount of US$ 170 million maturing on June 26, 2022, with US$ 136 million accruing a fixed 10.25% interest rate and US$ 34 million accruing a variable LIBOR rate+6.25.

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

In order to implement the above-mentioned redemption, CTB and the Lenders entered into certain amendments to the terms of the Syndicated Loan Agreement so that the Lenders may allow for the application of CTB’s funds to the early partial redemption of the VRDs without observing the pari passu principle stipulated in such agreement and in the Inter-Creditor Agreement. Additionally, Pampa provided a contingent guarantee in favor of the Lenders under the Syndicated Loan Agreement in consideration of the granting of the above-mentioned modifications.

5.4.5.4 Granted guarantees

As regards the conclusion of the Enarsa-Barragán project and as stipulated in the contract, additionally to what has been described above the following guarantees have been granted:

(i)	Financial Trust: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the ENARSA-Barragán Financial Trust Agreement in case the closing to combined cycle’s commissioning is not achieved within 30 months as from the effective date of the seventh amendment to the agreement (plus, if applicable, the 3-month extension that may be granted by VRD holders).
(ii)	Syndicated loan: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the Syndicated Loan Agreement in case the combined cycle’s commissioning is not achieved by December 26, 2021 (extendable for a term of 3 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.5.5 Application to enter the public offering system

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve CTB’s application to the CNV to enter the public offering system for the offering of corporate bonds, the creation of a global program of simple corporate bonds non-convertible into shares for up to US$200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

5.4.6 Investment in OCP

The Company, through PEB, has an equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

On December 6, 2018, OCP entered into a settlement agreement with the Republic of Ecuador to terminate all claims and legal actions brought by the parties regarding discrepancies with the Ecuadorian Treasury. As a result of the agreement, OCP has recorded profits for US$ 387 million.

For its part, as of December 31, 2018, the Company recognized a profit of US$ 35 million on its 11.42% equity interest in OCP’s results, after recognizing previously unrecognized losses regarding OCP’s negative equity until the execution of the transactional agreement.

On the other hand, on December 5, 2018, and before the execution of the settlement agreement, the Company, through its subsidiary PEB, executed an agreement with Agip Oleoducto de Crudos Pesados BV (“AGIP”) for the purchase of shares representing 4.49% OCP’s capital stock and of the financial credit that AGIP held with respect to the subordinated debt issued by OCP, in consideration of a base price equivalent to US$ 1 (one U.S. dollar).

On June 20, 2019, after meeting of all precedent conditions the transaction was subject to, including the authorization by the Ecuadorian Government, the transaction was closed and registered with the Shareholders’ Registry Book.

Taking into consideration the timeliness of the agreement with AGIP, the closing of the transaction involved the recognition of a profit of US$ 25 million under IAS 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The following table details the consideration transferred and the fair value of the assets acquired and the profit recorded by PEB as of June 20, 2019:

in million US$
Acquisition cost (1)	(0.4)
Contingent consideration (2)	(0.1)
Total consideration	(0.5)
Share value of the interest in the fair value of associates’s identifiable assets and liabilities (3)	9.0
Financial credit with OCP	14.2
Dividends to be received	2.5
Assets fair value	25.7
Profit (4)	25.2

(1)	Including expenses paid by PEB to the Ecuadorian Government (Ministry of the Environment) of US$ 0.1 million for the granting of the authorization to transfer the shares held by AGIP and other advisory expenses related to the transaction.
(2)	Contingent consideration for the reimbursement to AGIP calculated by estimating the probability of collection of the financial receivable with OCP Ltd. prior to its maturity in 2021.
(3)	Calculated based on the present value of expected dividend flows.
(4)	Disclosed under “Share of profit (loss) from associates and joint ventures”

Furthermore, as of December 31, 2019, the Company recorded an impairment loss regarding the 11.42% stake in OCP (before the acquisition of the additional 4.49%) in the amount of US$ 6.7 million in connection with the present value of future cash flows expected to be obtained through the collection of dividends considering the concession term that extends until 2023 and a discount rate of 15.3%.

On April 8, 2020, a Force Majeure event occurred, consisting of the sinking and landslide in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system.

As of December 31, 2020, OCP recorded a total of US$ 33 million as environmental cleanup and remediation costs, of which it expects to recover US$ 13 million from insurance companies. As of the issuance of these Consolidated Financial Statements, OCP has filed the claims with the applicable insurance companies and has received the first disbursement for US$ 2 million.

Additionally, on June 4, 2020, a contract for the implementation of the specific mutual support agreement was entered into between Petroecuador and OCP, which stipulated that the costs incurred in mitigating and remediating the social and environmental effects resulting from the Force Majeure event would be reimbursed by the other party proportionately to the spilled hydrocarbon volumes. To such effect, the Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources established a 43% percentage for OCP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The Company has performed recoverable amount tests for its investment in OCP as of December 31, 2020, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, which extends until 2023, and a 15.01% discount rate, generating recognition of a US$ 0.1 million reversal in the recognized impairment loss.

Contingent liabilities in OCP

On January 16, 2020, OCP was served notice of an arbitration claim filed by Oxy Oleoducto SOP LLC (Oxy) requesting a compensation. On March 9, 2020, OCP S.A. answered the notice by rejecting the claims and filing a counterclaim. On November 24, 2020, Oxy and OCP entered into an agreement terminating, effective December 1, 2020 and by means of a joint waiver, the arbitration proceeding heard before the International Centre for Settlement of Investment Disputes regarding the Transportation Agreement known as ISTA.

Furthermore, upon the occurrence of the described Force Majeure event, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first instance by Orellana’s Provincial Court of Justice. As of the issuance of these Consolidated Financial Statements, this proceeding is pending resolution. Even though there is a low probability that this claim will be upheld, a second-instance judgment may only make a declaration of constitutional rights, which would not involve the recognition of any economic value.

5.5      OPERATIONS IN OIL AND GAS CONSORTIUMS

5.5.1 General considerations

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5.2 Oil and gas participation details

As of December 31, 2019, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation			Duration Up To
Name	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.43% and 33.07%	-	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	-	PAMPA	2053
El Mangrullo	Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	-	Tecpetrol	2027
El Tordillo	Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe	Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	Mendoza	22.51%	-	Pluspetrol	2036
Anticlinal Campamento	Neuquén	15.00%	-	Oilstone	2026
Estación Fernández Oro	Río Negro	15.00%	-	YPF	2026
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	-	PAMPA	2040
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	-	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	-	YPF	2052
Chirete	Salta	50.00%	-	High Luck Group Limited	2020/2045

Foreign (2)
Oritupano - Leona	Venezuela	-	22.00%	PDVSA	2025
Acema	Venezuela	-	34.49%	PDVSA	2025
La Concepción	Venezuela	-	36.00%	PDVSA	2025
Mata	Venezuela	-	34.49%	PDVSA	2025

Argentine exploration
Parva Negra Este (3)	Neuquén	42.50%	-	PAMPA	2019
Río Atuel	Mendoza	33.33%	-	Petrolera El Trebol	2020
Borde del Limay (1)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices (1)	Neuquén	85.00%	-	PAMPA	2015
Las Tacanas Norte	Neuquén	90.00%	-	PAMPA	2023

(1)	In the process of being transferred to GyP
(2)	Corresponding to the following stakes: 22% in Petroritupano S.A., 36% in Petrowayú S.A., 34.49% in Petroven-Bras S.A. and 34.49% in Petrokariña S.A (Venezuelan mixed companies) regulating the exploitation of the Oritupano Leona, La Concepción, Acema and Mata blocks, respectively, and incorporated as a result of the purchase of Petrobras Participaciones S.L.’s capital stock in July 2016, without obtaining the Venezuelan Government’s authorizations regarding the change of indirect control. The Company has expressed to the Venezuelan Government authorities its willingness to negotiate the transfer of its shares to Corporación Venezolana de Petróleo S.A.
(3)	In the process of requesting appraisal.

5.5.3 New concessions and changes in oil and gas participations

5.5.3.1 Parva Negra Area

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5.3.2 Las Tacanas Norte area

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

5.5.3.3 Río Atuel

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

5.5.3.4 Chirete

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

On October 13, 2020, the Province of Salta issued Executive Order No. 662/20 granting an exploitation concession over Los Blancos block to the companies “Pampa Energía” and “High Luck Group Limited” for a term of 25 years as from its publication date.

In turn, the Executive Order establishes an Investment Plan in this lot for a total amount of US$57 million for the 2020-2024 period. Additionally, this Executive Order provides for the relinquishment of the remaining area of the Chirete block, which totals 801 square kilometers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5.3.5 Anticlinal Campamento

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

5.5.3.6 Sierra Chata

On December 27, 2019, through Decree 129/19, the province of Neuquén has approved the assignment of Total Austral´s participation to Mobil Argentina SA, resulting in a Mobil participation of 54.4477% in the area.

5.5.3.7 El Tordillo – La Tapera / Puesto Quiroga

On May 21, 2020, the Partners and the Province of Chubut signed a Memorandum of Understanding extending compliance commitments until June 30, 2021. The block is operated by Tecpetrol and the Company has a 35.6706% stake.

5.6 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2020, 2019 and 2018:

	12.31.2020	12.31.2019	12.31.2018

At the beginning of the year	33	19	12
Increases	24	30	8
Transferred to development	(7)	(11)	-
Loss of the year	-	(5)	(1)
At the end of the year	50	33	19

Number of wells at the end of the year	12	9	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.7 Termination of the Participation Agreements in Ecuador

Pursuant to a resolution dated November 25, 2010, the Secretariat of Hydrocarbons notified EcuadorTLC of the termination of the Participation Agreements in Block 18 and in Campo Unificado Palo Azul, the Ecuadorian Government being under a duty to compensate contractors for an amount equivalent to unamortized investments, adjusted at an annual interest rate appropriate for this type of projects in Ecuador, and establishing a term for the Company and the Ecuadorian Government to reach a settlement regarding the agreement.

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

On January 16, 2018 the Arbitration Court issued the Award, which determined a Settlement Value of US$ 176 million for EcuadorTLC based on its interest in the Block.

As regards the Arbitration proceeding, on March 19, 2018, the Republic of Ecuador and the Plaintiff Partners entered into an agreement whereby the Plaintiff Partners agreed not to request the collection of the Award in consideration of the award of consequential damages, which for EcuadorTLC consisted of: (i) the release from tax and labor claims in dispute in the amount of US$132 million, and (ii) the collection of US$54 million. Additionally, the parties agreed that EcuadorTLC would be the sole beneficiary of the collection of the amount of US$ 9 million corresponding to a commitment undertaken by Petromanabí (a partner of the Block 18 Consortium but not a petitioner). The associated receivable has not been recognized in view of its contingent nature (see Note 15.6).

As a result of the agreement, the Company recognized net income in the amount of US$ 40 million as of December 31, 2018, which was made up as follows: i) US$ 133 million income as compensation for consequential damages after the write-off of the receivable on account of unamortized investments in the amount of US$ 53 million recoverable from the Ecuadorian Government, and ii) a US$ 93 million loss associated with the agreement to the terms of the tax claims assigned to EcuadorTLC pursuant to the agreement.

During 2018, EcuadorTLC collected the agreed amount and waived (without this implying an admission of facts or rights) the proceedings brought in the Ecuadorian Internal Revenue System Claims, and the Ecuadorian Government has made the withholding to cancel all tax debts. On September 20, 2019, through an official letter issued by the Ministry of Labor, EcuadorTLC was notified of the payment on employee participation profits from 2002 to 2010, to the former consortium workers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: RISKS

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

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, international petrochemical product’s price, the regulatory framework for the energy industry, the projected capital investments and the evolution of the energy demand.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

If the final tax resolution regarding uncertain tax treatments differs from recognized figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.5 Impairment of financial assets

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

In order to estimate collections related to the sale of gas and energy (in the spot market), the Company mainly considers CAMMESA’s capacity to meet its payment obligations to generators and the resolutions issued by the SE, which allow the Company to collect its receivables from CAMMESA through different mechanisms.

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

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to oil and gas segment (see Notes 4.6 to 4.9).

6.1.8 Environmental remediation

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

6.1.9 Business Combinations

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2 Financial risk management

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

In fiscal year 2020, the U.S. dollar recorded an approximate 40.5% increase against the Argentine peso, from $59.89 in December 2019 to $84.15 in December 2020, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2020 the Company recorded net foreign exchange gain in the amount of US$ 11 million. Taking into account the net active financial position in Argentine pesos as of December 31, 2020, excluding the assets and liabilities available for sale, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of US$ 7 million in the 2020 fiscal year’s income/(loss), before income tax.

The Group´s exposure to other foreign currency movements is not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.1.2 Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks on account of the current regulatory, economic, governmental and other policies in force, oil and gas domestic prices are not directly affected in the short-term due to variations in the international market.

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

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the 2019 fiscal year’s income/(loss), before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2020	12.31.2019
Shares	4	2
Government securities	21	11
Investment funds	9	24
Variation of the result of the year	34	37

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

As of December 31, 2020, only approximately 10% of the indebtedness was subject to variable interest rates. Likewise, most of the Company’s indebtedness subject to variable interest rates is denominated in U.S. dollar, based on Libor rate plus an applicable margin and a small portion is denominated in pesos accruing interest based on the private Badlar rate.

As of December 31, 2020, just 13.6% of the indebtedness was subject to variable interest rates. Furthermore, regarding the Company’s debt accruing variable interest rates, 61.8% is denominated in pesos, mainly at Private Badlar rate, and the remaining 38.2% is denominated in U.S. dollars, mainly at Libor rate plus an applicable spread.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these Consolidated Financial Statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2020	12.31.2019
Fixed interest rate:
Argentinian pesos	53	143
U.S dollar	1,318	1,687
Subtotal loans granted at a fixed interest rate	1,371	1,830

Floating interest rates:
Argentinian pesos	133	10
U.S dollar	82	64
Subtotal loans granted at a floating interest rate	215	74

Non interest accrued
Argentinian pesos	8	17
U.S dollar	20	26
Subtotal no interest accrued	28	43
Total borrowings	1,614	1,947

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2020 fiscal year's year’s income/(loss), before income tax, of US$ 5 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2020, the Company’s trade receivables totaled US$ 246 million, of which 99.98% are short-term and the remaining 0.02% is classified as non-current. With the exception of CAMMESA, which represents approximately 72% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

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

The expected credit loss on trade receivables and financial assets as of December 31, 2020, 2019 and 2018 amounts to US$ 12 million, US$ 1 million and US$ 13 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2020	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.35%	1.11%	5.74%	9.78%	11.23%	19.77%	20.87%	22.71%
Oil and Gas	0.49%	0.72%	5.96%	16.21%	16.23%	17.74%	17.76%	17.79%
Petrochemicals	0.02%	0.06%	0.72%	2.26%	9.95%	23.84%	19.14%	36.92%
Holding	12.58%	0.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2019	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.10%	0.35%	1.99%	2.95%	4.03%	5.59%	9.79%	16.13%
Oil and Gas	0.53%	1.49%	9.45%	18.03%	18.50%	18.81%	18.90%	18.92%
Distribution of energy	3.00%	3.00%	8.00%	18.00%	20.00%	45.00%	72.00%	72.00%
Petrochemicals	0.39%	0.73%	6.88%	16.66%	25.32%	29.59%	30.97%	43.05%
Holding	1.85%	2.81%	6.84%	17.15%	26.77%	43.21%	49.89%	65.29%

12.31.2018	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.04%	0.09%	2.62%	3.39%	9.37%	13.56%	19.82%	28.88%
Oil and Gas	2.20%	4.42%	11.11%	20.42%	42.85%	47.32%	49.20%	56.32%
Distribution of energy	8.00%	8.00%	12.00%	19.00%	26.00%	59.00%	69.00%	69.00%
Petrochemicals	0.03%	0.08%	1.41%	4.98%	11.52%	20.36%	24.91%	25.24%
Holding	0.96%	1.25%	2.03%	2.85%	19.86%	26.41%	32.95%	32.97%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The loss allowance for financial assets and other receivables adjustment as of January 1, 2018 for the application of the expected credit losses methodology to the loss allowance as of December 31, 2017, based on the incurred loss model, is detailed as follows:

	Financial assets	Other receivables
Loss allowance under IAS 39 as of 12.31.2017	22	7
Adjustment to the opening balance of retained earnings	4	(1)
Loss allowance calculated under IFRS 9 as of 01.01.2018	26	6

The detailed adjustments to the opening balance in equity as a result of the application of IFRS 9, are disclosed net of tax effect for a total amount of US$ 2 million, with counterpart in retained earnings of US$ 1 million and in non-controlling interest of US$ 1 million.

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Loss allowance evolution as of December 31, 2020, 2019 and 2018, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 1.5 million (decrease)/increase in 2019 fiscal year’s results, before income tax.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

The impact of COVID-19, added to the special circumstances of the sovereign debt renegotiation being conducted since the end of 2019, affected the international financial markets, which in turn also adversely affected the cost of access to financing, hedging activities, liquidity and access to capital for emerging markets in general, and particularly for Argentina. As regards to access to domestic financing, an increase in liquidity in pesos has been experienced throughout the market, which has significantly reduced the cost of financing, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

Furthermore, the restrictions imposed by the BCRA (see Note 2.7) with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate and other new restrictions which may be imposed in the future may affect the Company’s capacity to access the MLC to acquire the foreign currency necessary to meet its financial obligations, such as debt principal and interest payments (including the CBs debt), and other additional payments abroad, or otherwise affect the Company’s business and the results of its operations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2020 and 2019 is detailed below:

	12.31.2020	12.31.2019

Current assets	948	1,362
Current liabilities	448	854

Index	2.12	1.59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2020	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	244	-	82
Three months to one year	3	116	228
One to two years	-	7	111
Two to five years	-	3	645
More than five years	-	6	1,145
Total	247	132	2,211

As of December 31, 2019	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	495	-	95
Three months to one year	5	454	188
One to two years	8	11	288
Two to five years	-	70	834
More than five years	-	9	1,233
Total	508	544	2,638

(1) Includes Lease Liabilities (see Note 18.1.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.3 Capital risk management

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

Financial leverage ratios as at December 31, 2020 and 2019 were as follows:

	12.31.2020	12.31.2019
Total borrowings	1,614	1,947
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(466)	(590)
Net debt	1,148	1,357
Total capital attributable to owners	2,576	3,274
Leverage ratio	44.57%	41.45%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía I and II wind farms.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of December 31, 2020, 2019 and 2018, the Company has classified the results corresponding to the divestment mentioned in Note 5.3.1 as discontinued operations, for each of the years ended December 31, 2020, 2019 and 2018.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly interest in OCP. As of December 31, 2018 the Company has classified the results corresponding to the divestment mentioned in Note 5.3.2 as discontinued operations.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, principally consisting of financial investment transactions, holding activities, interests in the associate Refinor and interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively. As of December 31, 2018 includes the results corresponding to the divestment mentioned in Note 5.3.3 as discontinued operations.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	559	-	227	265	20	-	1,071
Intersegment revenue	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)
Gross profit	305	-	51	32	20	-	408

Selling expenses	(2)	-	(28)	(8)	-	-	(38)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	35	-	9	2	10	-	56
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of property, plant and equipment, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Share of profit from associates and joint ventures	67	-	(5)	-	23	-	85
Operating income	241	-	(32)	6	28	-	243

Finance income	3	-	7	-	1	(2)	9
Finance costs	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)
Profit before income tax	172	-	(81)	8	60	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)
Profit (loss) for the year from continuing operations	139	-	(58)	6	37	-	124
Loss for the year from discontinued operations	-	(592)	-	-	-	-	(592)
(Loss) profit for the year	139	(592)	(58)	6	37	-	(468)

Depreciation and amortization	95	81	108	2	-	-	286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the company	147	(499)	(58)	6	37	-	(367)
Non - controlling interest	(8)	(93)	-	-	-	-	(101)

Consolidated statement of financial position as of December 31, 2020
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

Net book values of property, plant and equipment	1,015	-	543	19	33	-	1,610

Additional consolidated information as of December 31, 2020
Increases in property, plant and equipment, intangibles assets and right-of-use assets	61	135	41	3	2	-	242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	819	-	178	321	20	-	1,338
Intersegment revenue	-	-	270	-	-	(270)	-
Cost of sales	(470)	-	(313)	(298)	-	270	(811)
Gross profit (loss)	349	-	135	23	20	-	527

Selling expenses	(3)	-	(12)	(9)	(2)	-	(26)
Administrative expenses	(32)	-	(47)	(4)	(22)	-	(105)
Exploration expenses	-	-	(9)	-	-	-	(9)
Other operating income	58	-	5	5	11	-	79
Other operating expenses	(11)	-	(11)	(9)	(12)	-	(43)
Impairment of property, plant and equipment, intangible assets and inventories	(52)	-	(10)	-	-	-	(62)
Share of profit (loss) from joint ventures and associates	13	-	21	-	67	-	101
Operating income	322	-	72	6	62	-	462

Finance income	2	-	17	-	5	(1)	23
Finance costs	(82)	-	(94)	(8)	(4)	1	(187)
Other financial results	86	-	89	18	(18)	-	175
Financial results, net	6	-	12	10	(17)	-	11
Profit before income tax	328	-	84	16	45	-	473

Income tax	(80)	-	(16)	(5)	231	-	130
Profit for the year from discontinuing operations	248	-	68	11	276	-	603
Profit for the year from discontinued operations	-	197	-	-	-	-	197
Profit for the year	248	197	68	11	276	-	800
Depreciation and amortization	71	79	112	1	-	-	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the company	239	98	68	11	276	-	692
Non - controlling interest	9	99	-	-	-	-	108

Consolidated statement of financial position as of December 31,2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507

Additional consolidated information as of December 31, 2019
Increases in property, plant and equipment	240	173	191	4	3	-	611

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2018	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	604	-	458	338	36	-	1,436
Intersegment revenue	2	-	63	-	-	(65)	-
Cost of sales	(273)	-	(287)	(334)	-	63	(831)
Gross profit (loss)	333	-	234	4	36	(2)	605

Selling expenses	(1)	-	(19)	(13)	(4)	-	(37)
Administrative expenses	(41)	-	(56)	(6)	(27)	-	(130)
Exploration expenses	-	-	(1)	-	-	-	(1)
Other operating income	61	-	141	6	15	-	223
Other operating expenses	(17)	-	(114)	(20)	(6)	1	(156)
Impairment of property, plant and equipment	-	-	-	(32)	-	-	(32)
Share of profit (loss) from joint ventures and associates	(11)	-	37	-	92	-	118
Income from the sale of associates	-	-	28	-	-	-	28
Operating income (loss)	324	-	250	(61)	106	(1)	618

Gain on net monetary position	233	-	107	49	12	2	403
Finance income	2	-	15	-	14	(1)	30
Finance costs	(85)	-	(79)	(15)	(6)	1	(184)
Other financial results	(365)	-	(512)	(39)	108	-	(808)
Financial results, net	(215)	-	(469)	(5)	128	2	(559)
Profit (loss) before income tax	109	-	(219)	(66)	234	1	59

Income tax	(3)	-	57	12	(34)	-	32
Profit (loss) for the year from continuing operations	106	-	(162)	(54)	200	1	91
Profit for the year from discontinued operations	-	116	49	-	31	-	196
Profit (loss) for the year	106	116	(113)	(54)	231	1	287

Depreciation and amortization	66	69	92	6	1	-	234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2020	12.31.2019	12.31.2018

Energy sales to the Spot Market	179	249	274
Energy sales by supply contracts	323	285	278
Fuel self-supply	54	282	51
Other sales	3	3	1
Generation sales subtotal	559	819	604

Oil, gas and liquid sales	217	171	454
Other sales	11	7	4
Oil and gas sales subtotal	228	178	458

Technical assistance services and administartion sales	19	20	36
Holding and others subtotal	19	20	36

Petrochemicals products	265	321	338
Petrochemicals sales subtotal	265	321	338
Total revenue	1,071	1,338	1,436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2020	12.31.2019	12.31.2018
Inventories at the beginning of the year	153	137	113

Plus: Charges for the year
Purchases of inventories, energy and gas	153	353	378
Salaries and social security charges	51	57	66
Benefits to employees	11	9	6
Accrual of defined benefit plans	4	4	2
Works contracts, fees and compensation for services	55	60	61
Depreciation of property, plant and equipment	194	171	153
Intangible assets amortization	5	6	6
Right-of-use assets amortization	1	2	-
Transport of energy	5	4	4
Transportation and freights	20	22	14
Consumption of materials	17	21	43
Penalties	-	1	1
Maintenance	26	27	24
Canons and royalties	42	59	74
Environmental control	4	3	5
Rental and insurance	23	21	13
Surveillance and security	2	6	6
Taxes, rates and contributions	3	4	5
Other	2	(4)	(6)
Subtotal	618	826	855

Gain on monetary position	8	1	-

Less: Inventories at the end of the year	(116)	(153)	(137)
Total cost of sales	663	811	831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2020	12.31.2019	12.31.2018
Salaries and social security charges	3	5	5
Benefits to employees	-	1	-
Fees and compensation for services	3	2	2
Compensation agreements	1	(1)	2
Depreciation of property, plant and equipment	-	-	1
Taxes, rates and contributions	8	10	17
Net impairment losses on financial assets	12	(2)	2
Transport	9	9	6
Other	2	2	2
Total selling expenses	38	26	37

10.2 Administrative expenses

	12.31.2020	12.31.2019	12.31.2018
Salaries and social security charges	34	38	57
Benefits to employees	4	8	5
Accrual of defined benefit plans	7	7	1
Fees and compensation for services	26	29	40
Compensation agreements	-	-	3
Directors' and Syndicates' fees	7	9	4
Depreciation of property, plant and equipment	5	7	5
Consumption of materials	-	1	1
Maintenance	1	1	2
Transport and per diem	1	1	2
Rental and insurance	1	1	1
Surveillance and security	1	-	2
Taxes, rates and contributions	2	1	4
Communications	1	2	2
Other	3	-	1
Total administrative expenses	93	105	130

10.3 Exploration expenses

	12.31.2020	12.31.2019	12.31.2018
Geological and geophysical expenses	-	4	-
Decrease in unproductive wells	-	5	1
Total exploration expenses	-	9	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Other operating income and expenses

Other operating income	12.31.2020	12.31.2019	12.31.2018

Recovery of doubtful accounts	3	-	-
Insurrance recovery	3	4	-
Services to third parties	6	10	11
Profit for property, plant and equipment sale	1	-	3
Dividends received	1	1	1
Reversal of contingencies	2	1	4
Contractual penalty	7	-	-
Commercial interests	30	52	51
Natural Gas Surplus Injection Promotion Program	-	-	23
Compensation for transaction agreement in Ecuador	-	-	99
Other	3	11	31
Total other operating income	56	79	223

Other operating expenses
Provision for contingencies	(7)	(5)	(16)
Decrease in property, plant and equipment	(1)	-	(2)
Allowance for tax credits	-	(4)	-
Tax on bank transactions	(11)	(16)	(14)
Cost for services provided to third parties	-	-	(1)
Donations and contributions	(3)	(2)	(2)
Institutional promotion	(2)	(2)	(3)
Extraordinary canon	-	-	(3)
Onerous contract (Ship or Pay)	-	-	(7)
Tax contingencies in Ecuador	-	-	(69)
Other	(12)	(14)	(39)
Total other operating expenses	(36)	(43)	(156)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5. Financial results

	Note	12.31.2020	12.31.2019	12.31.2018
Gain on monetary position, net		-	-	403
Finance income
Financial interest		1	11	23
Other interest		8	12	7
Total finance income		9	23	30

Finance cost
Commercial interest		-	(2)	-
Fiscal interest		(3)	(6)	(7)
Financial interest (1)		(164)	(165)	(157)
Other interest		(3)	(10)	(15)
Other financial expenses		(7)	(4)	(5)
Total financial expenses		(177)	(187)	(184)

Other financial results
Foreign currency exchange difference, net		14	(6)	(780)
Changes in the fair value of financial instruments		30	88	44
Gains (losses) from present value measurement		2	55	(74)
Results for the repurchase of corporate bonds		38	25	2
Other financial results		-	13	-
Total other financial results		84	175	(808)

Total financial results, net		(84)	11	(559)

(1) Net of US$ 10 million, US$ 17 million and US$ 8 million capitalized in property, plant and equipment for the years ended December 31, 2020, 2019 and 2018, respectively.

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2020	12.31.2019	12.31.2018
Current tax	13	22	9
Deferred tax	22	(186)	(38)
Other comprehensive income	-	-	1
Difference in the estimate of previous fiscal year income tax and the income tax statement	-	-	(4)
Optional tax revaluation	-	34	-
Total loss income tax	35	(130)	(32)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2020	12.31.2019	12.31.2018
Profit before income tax	159	473	59
Current tax rate	30%	30%	30%
Result at the tax rate	48	142	18
Share of profit of associates and joint ventures	(26)	(25)	(3)
Non-taxable results	(5)	(38)	7
Effects of exchange differences and traslation effect of property, plant and equipment and intangible assets, net	88	93	-
Adjustment of valuation of property, plant and equipment and intangible assets	(156)	(202)	-
(Loss) gain on monetary position, net	-	-	(38)
Effect of tax rate change in deferred tax	19	37	(26)
Adjustment effect for tax inflation	74	82	-
Payment of optional tax revaluation	-	34	-
Special tax, revaluation of property, plant and equipment	-	(169)	-
Difference in the estimate of previous fiscal year income tax and the income tax statement	(7)	(86)	4
Deferred tax not previously recognized	-	-	4
Other	-	2	2
Total loss income tax	35	(130)	(32)

As of December 31, 2020 and 2019 consolidated accumulated tax losses amount to US$ 504 million and US$ 444 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years, at the tax rate that is estimated to apply, based on the following breakdown:

Fiscal year generation	Fiscal year prescription	12.31.2020	12.31.2019

2016	2021	3	4
2017	2022	2	3
2018	2023	26	38
2019	2024	59	66
2020	2025	36	-
		126	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

Income tax assessment

As of December 31, 2020 and 2019, the cumulative variation in the IPC has exceeded the 15% and 30% condition set for the third and second transition year pursuant to Act No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the case of the Company and its subsidiaries PEFM, PHA and PACOGEN regarding the interim fiscal periods resulting from the corporate reorganizations where, taking into consideration the merger effective dates, the mentioned legal parameters have not been exceeded.

Investment companies

A literal application of the tax inflation adjustment mechanism set forth by Title VI of the Income Tax Act is inconsistent in certain aspects that have not been applied by some investing subsidiaries in the assessment of the income tax for fiscal years 2020 and 2019.

HIDISA and HINISA

HIDISA and HINISA have assessed the income tax for fiscal years 2012 - 2019 taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, charging all its income in fiscal year 2019, thus failing to apply Section 194 of the Law, the update of Property, plant and equipment amortizations (Sections 87, 88 and 85.e), and a cost restatement on account of the disposal of shares and mutual funds quotas (Section 65), to such effect using the relevant indexes published by the INDEC and relying on the similarity with the parameters stated in re “Candy S.A.”, resolved by the CSJN on July 3, 2009, which ruling ordered the application of the inflation adjustment mechanism.

As of December 31, 2020, the companies hold a provision for the additional income tax liabilities which should have been assessed for the reasons mentioned above. The provision for the period, including compensatory interest, and is disclosed under “Non-current income tax liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1. Property, plant and equipment

	Original values
Type of good	At the beginning	Increases	Impairment	Transfers	Decreases	Traslation effect	Reclasification to assets clasified as held for sales	At the end

Land	14	-	-	-	-	-	-	14
Buildings	202	1	(29)	8	-	(1)	(43)	138
Equipment and machinery	1,254	2	(158)	268	(3)	-	-	1,363
High, medium and low voltage lines	1,049	2	(111)	49	(2)	(34)	(953)	-
Substations	367	15	(47)	50	-	(11)	(374)	-
Transforming chamber and platforms	219	3	(26)	14	(2)	(5)	(203)	-
Meters	226	1	(23)	16	-	(7)	(213)	-
Wells	672	3	-	93	(4)	-	-	764
Mining property	253	-	-	-	-	-	-	253
Vehicles	22	3	(1)	-	-	(1)	(23)	-
Furniture and fixtures and software equipment	74	6	(1)	3	-	(1)	(29)	52
Communication equipments	15	-	-	4	-	-	(16)	3
Materials and spare parts	37	15	(2)	(12)	-	-	(7)	31
Petrochemical industrial complex	14	-	-	3	-	-	-	17
Work in progress	792	175	(1)	(490)	-	(10)	(333)	133
Advances to suppliers	18	13	-	(6)	-	-	(3)	22
Other goods	6	-	(4)	-	-	-	-	2
Total at 12.31.2020	5,234	239	(403)	-	(11)	(70)	(2,197)	2,792
Total at 12.31.2019	4,868	591	(112)	-	(40)	(73)	-	5,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Impairment	For the year (1)	Traslation effect	Reclasification to assets clasified as held for sales	At the end	At the end	At 12.31.2019

Land	-	-	-	-	-	-	-	14	14
Buildings	(75)	-	13	(7)	-	8	(61)	77	127
Equipment and machinery	(411)	2	68	(96)	-	-	(437)	926	843
High, medium and low voltage lines	(344)	1	-	(36)	11	368	-	-	705
Substations	(115)	-	-	(14)	4	125	-	-	252
Transforming chamber and platforms	(63)	-	-	(8)	3	68	-	-	156
Meters	(87)	-	-	(10)	3	94	-	-	139
Wells	(386)	-	-	(74)	-	-	(460)	304	286
Mining property	(144)	-	-	(17)	-	-	(161)	92	109
Vehicles	(21)	-	-	(3)	-	18	(6)	(6)	1
Furniture and fixtures and software equipment	(57)	-	1	(8)	-	20	(44)	8	17
Communication equipments	(10)	-	-	(1)	-	10	(1)	2	5
Materials and spare parts	(3)	-	-	(1)	-	1	(3)	28	34
Petrochemical industrial complex	(8)	-	-	(1)	-	-	(9)	8	6
Work in progress	-	-	-	-	-	-	-	133	792
Advances to suppliers	-	-	-	-	-	-	-	22	18
Other goods	(3)	-	3	-	-	-	-	2	3
Total at 12.31.2020	(1,727)	3	85	(276)	21	712	(1,182)	1,610
Total at 12.31.2019	(1,552)	12	50	(255)	18	-	(1,727)		3,507

(1)	Includes US$ 77 million corresponding to discontinued operations for 2020 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2020 and 2019 amounted to US$ 10 million and US$ 17 million, respectively (see Note 12.5).

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Power Generation segment, spot market prices that suffered reductions in 2019 were again affected by the change in currency of the whole remuneration scheme as from February 1, 2020 and the temporary suspension of the automatic price adjustment mechanism replicating inflation, which has not been restored as of the issuance of these Consolidated Financial Statements.

In the Oil and Gas segment, the market for gas, a product which represents approximately 90% of our hydrocarbon production, experienced a reduction in the domestic sale price on account of oversupply in 2019, and in 2020 the lockdown measures to prevent the spread of COVID-19 (see Note 1.2) caused a decrease in the SADI’s electricity generation, which resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA which, added to the decrease in the non-essential industrial demand, exacerbated oversupply in the summer months and led to lower tendered gas prices and decreases in domestic gas production. The above-mentioned lockdown measures also greatly affected the demand for oil, which experienced a collapse in sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity.

Therefore, in view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGUs making up the Generation and Oil & Gas segments as of December 31, 2020 and 2019.

The methodology used in the estimation of the recoverable amount consisted on calculating the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the capital employed.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

11.1.1.1 Generation segment

As of December 31, 2020 and 2019, the assessment of recoverability, determined through the value in use of the Güemes and Piedra Buena thermal power plants and the Pichi Picun Leufú, Diamante and Nihuiles hydroelectric power plants, with revenues fully generated in the spot market, and the Loma de la lata and Piquirenda thermal power plants, with revenues fully generated in the spot market as from the termination of the contracts in 2021, which make up the Power Generation segment, resulted in the recognition of impairment losses for US$ 110 million and US$ 52 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The projections used in the calculation of the recoverable amount as of December 31, 2020 take into consideration 5 alternative scenarios with a probability of occurrence ranging between 10% and 40%, assigned based on historical experience on regulations set by the SE, which weigh: i) price restructuring increases ranging between 9% and 30% in 2021 and up to an additional 30% in 2022; ii) the total or partial implementation of the automatic inflation adjustment mechanism to the spot remuneration set by SE Resolution No. 31/20 as from 2022; iii) the gradual regularization towards 2023 of the financing term granted to CAMMESA to the levels observed in 2019; and iv) a 10.34% WACC rate after taxes.

Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of price restructuring updates for energy estimated for 2021 and 2022, ii) the modality for the reimplementation as from 2022 of the price inflation adjustment mechanism suspended by the SE, and/or iii) the date of regularization of the financing term granted to CAMMESA. Even though this variation has been taken into consideration when weighing the scenarios, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

The key assumptions used in the calculation of the recoverable amount as of December 31, 2019 considered: i) the remuneration for sales in the spot market set by SE Resolution No. 31/20 (including the automatic price adjustment mechanism), and ii) an 9.7% after tax WACC discount rate.

As regards these projections, it is worth highlighting that the Management has considered: i) that the Energía Plus contracted volume remains allocated to Genelba to maximize efficiency in cost structure, and ii) the entry into effect of co-generation and closing to combined cycle projects under SEE Resolution No. 287/17 and the resulting dispatch reduction for less efficient power plants such as Güemes and Piedra Buena.

11.1.1.2 Oil & Gas segment

As of December 31, 2020 and 2019, the recoverability of the assets in the Oil and Gas segment was assessed through the determination of their value in use. As of December 31, 2019, impairment losses for US$ 10 million were recognized in the Sierra Chata block.

The projections used in the calculation of the recoverable amount as of December 31, 2020 take into consideration the following assumptions for gas: i) Years 2021 through 2024: sale of gas volumes at an annual average price of 3.46 US$/MMBTU; ii) Year 2025 onwards: the break-even price is reached, consistent with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, an average price of US$ 65 was estimated for the Brent barrel (reference price for the Company) until 2026 inclusive, as well as a gradual increase until reaching an average price of US$ 73 in 2030. The after tax WACC discount rate is 13.1%.

The key assumptions used in the calculation of the recoverable amount as of December 31, 2019 consider i) a 2020 price of natural gas similar to the 2019 price, and a 20-25% gas price increase for 2021, price that is maintained in subsequent years considering a moderate development of unconventional resources (Vaca Muerta) tending to achieve gas domestic demand supply and a decrease in gas imports, and ii) a 12.6% after tax WACC discount rate before tax. It is worth highlighting that the gas price is maintained in the projections, which in turn affects the estimated investment profile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Finally, it is important to highlight that as of December 31, 2020 and 2019, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

11.2 Intangible assets

	Original values
Type of good	At the beginning	Impairment	Traslate Effect	Reclasification to assets clasified as held for sales
					At the end

Concession agreements	270	(147)	(3)	(100)	20
Goodwill	35	-	-	-	35
Intangibles identified in acquisitions of companies	7	-	-	-	7
Total at 12.31.2020	312	(147)	(3)	(100)	62
Total at 12.31.2019	314	-	(2)	-	312

	Depreciation
Type of good	At the beginning	Impairment	For the year (1)	Reclasification to assets clasified as held for sales	At the end

Concession agreements	(159)	129	(5)	16	(19)
Intangibles identified in acquisitions of companies	(2)	-	-	-	(2)
Total at 12.31.2020	(161)	129	(5)	16	(21)
Total at 12.31.2019	(154)	-	(7)	-	(161)

	Net book values
Type of good	At the end	At 12.31.2019

Concession agreements	1	111
Goodwill	35	35
Intangibles identified in acquisitions of companies	5	5
Total at 12.31.2020	41
Total at 12.31.2019		151

(1)	As of December 31, 2020, and considering the assumptions detailed in Note 11.1, the assessment of recoverability for the Diamante and Nihuiles hydroelectric power plants from the Power Generation segment, with income generated in the spot market, resulted in the recognition of impairment losses for US$ 18 million.
(2)	It includes US$ 1 million and US$ 1 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities, income tax and minimum notional income tax

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2019	Profit (loss)	Gain on monetary position, net	Reclasification to assets clasified as held	Other reclasifications	12.31.2020
Tax loss carryforwards	111	18	-	(3)	-	126
Intangible assets	-	3	-	-	-	3
Trade and other receivables	13	9	-	(16)	-	6
Trade and other payables	13	(2)	-	(8)	-	3
Salaries and social security payable	2	4	-	(3)	-	3
Defined benefit plans	7	(1)	-	(1)	-	5
Provisions	39	(1)	-	(10)	-	28
Adjustment for tax inflation	8	(4)	-	-	-	4
Other	-	1	-	-	-	-
Deferred tax asset	193	27	-	(41)	-	178
Property, plant and equipment	(384)	89	10	271	-	(13)
Adjustment for tax inflation	(99)	(81)	1	41	136	(2)
Investments in companies	(8)	(17)	-	-	-	(25)
Intangible assets	(13)	2	-	-	-	(11)
Inventory	(10)	(1)	-	5	-	(6)
Trade and other receivables	(4)	(3)	-	-	-	(7)
Financial assets at fair value through profit and loss	(11)	3	-	4	-	(4)
Taxes payable	(4)	1	-	-	-	(3)
Other	-	-	-	-	-	-
Deferred tax liabilities	(533)	(7)	11	321	136	(71)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2018	Profit (loss)	Gain on monetary position, net	12.31.2019
Tax loss carryforwards	52	59	-	111
Trade and other receivables	12	1	-	13
Trade and other payables	52	(37)	(2)	13
Salaries and social security payable	1	1	-	2
Defined benefit plans	9	(2)	-	7
Provisions	32	7	-	39
Taxes payable	6	(6)	-	-
Adjustment for tax inflation	-	8	-	8
Other	2	(2)	-	-
Deferred tax asset	166	29	(2)	193
Property, plant and equipment	(334)	(55)	5	(384)
Adjustment for tax inflation	-	(99)	-	(99)
Investments in companies	(19)	11	-	(8)
Intangible assets	(193)	175	5	(13)
Inventory	-	(10)	-	(10)
Trade and other receivables	(7)	3	-	(4)
Financial assets at fair value through profit and loss	(9)	(2)	-	(11)
Borrowings	(3)	3	-	-
Taxes payable	-	(4)	-	(4)
Other	(6)	6	-	-
Deferred tax liabilities	(571)	28	10	(533)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2020	12.31.2019
Deferred tax asset	108	28
Deferred tax liabilities	(1)	(368)
Deferred tax assets (liabilities), net	107	(340)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2020	12.31.2019

Materials and spare parts	79	95
Advances to suppliers	3	21
In process and finished products	34	37
Total	116	153

11.5 Provisions

	12.31.2020	12.31.2019
Non-Current
Provisions for contingencies	91	123
Asset retirement obligation and dismantling of wind turbines	19	20
Environmental remediation	1	1
Other provisions	-	1
	111	145

Current
Provisions for contingencies	12	16
Asset retirement obligation and dismantling of wind turbines	2	2
Environmental remediation	2	2
	16	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	139	22	3
Increases	21	2	-
Decreases	(1)	-	-
Exchange differences on translation	(15)	-	-
Reversal of unused amounts	(8)	(3)	-
Reclasification liabilities associated to assets classified as held for sale	(33)	-	-
At the end of the year	103	21	3

	12.31.2019
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	142	22	5
Increases	41	3	-
Exchange differences on translation	(4)	-	-
Gain on monetary position, net	(17)	-	-
Decreases	(10)	-	(2)
Reversal of unused amounts	(13)	(3)	-
At the end of the year	139	22	3

	12.31.2018
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	141	42	6
Increases	106	37	6
Reclasification	-	(18)	-
Gain on monetary position, net	(52)	(18)	(2)
Decreases	(23)	(5)	(5)
Reversal of unused amounts	(30)	(16)	-
At the end of the year	142	22	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

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

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

The Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2020, amount to US$ 17 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

We hereinafter detail the nature of significant proceedings for which provisions have been recorded as of December 31, 2019:

-	Relevant Customs Summary Proceedings - Gasoline Exports: there is an important number of customs summary proceedings and proceedings in process before the National Tax Court in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The Fiscal authority’s position involves a higher export duty rate. As December 31, 2020, the associated provision amounts to US$ 86 million.

11.6 Income tax and minimum notional income tax liability

	Note	12.31.2020	12.31.2019
Non-current
Income tax, net of witholdings and advances	10.6	131	10
Total non current		131	10

Current
Income tax, net of witholdings and advances		11	53
Total current		11	53

11.7 Tax liabilities

	12.31.2020	12.31.2019
Non-current
Sales tax	2	1
Extraordinary Canon	-	3
Total non-current	2	4

Current
Value added tax	12	38
Municipal, provincial and national contributions	-	3
Personal assets tax provision	1	3
Payment plans	1	1
Municipal taxes	-	2
Tax withholdings to be deposited	2	6
Royalties	4	4
Extraordinary Canon	16	12
Other	-	3
Total current	36	72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below.

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.

(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choice to use it, in which case it may have to notify the trustee thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2020, 2019 and 2018, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Liabilities at the beginning	36	(5)	31
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	16	(2)	14
Items classified in other comprehensive income
Actuarial (gains) losses	(3)	1	(2)
Benefit payments	(2)	-	(2)
Reclasification liabilities associated to assets classified as held for sale	(10)	-	(10)
Gain on monetary position, net	(15)	2	(13)
At the end	25	(4)	21

	12.31.2019
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	40	(5)	35
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	15	(2)	13
Items classified in other comprehensive income
Actuarial (gains) losses	(2)	-	(2)
Benefit payments	(2)	-	(2)
Gain on monetary position, net	(18)	2	(16)
At the end	36	(5)	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2018
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	47	(3)	44
Items classified in profit or loss
Current services cost	2	-	2
Cost for interest	9	(1)	8
Past services cost	(5)	-	(5)
Items classified in other comprehensive income
Actuarial (gains) losses	6	(2)	4
Benefit payments	(3)	-	(3)
Gain on monetary position, net	(16)	1	(15)
At the end	40	(5)	35

As of December 31, 2020, 2019 and 2018, the breakdown of net liabilities per type of plan is as follows: a) US$ 12 million, US$ 21 million and US$ 24 million correspond to the Pension and Retirement Benefits Plan and b) US$ 9 million, US$ 10 million and US$ 11 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2020
Less than one year	4
One to two years	2
Two to three years	2
Three to four years	2
Four to five years	2
Six to ten years	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2020	12.31.2019	12.31.2018
Discount rate	4%	5%	5%
Salaries increase	1%	1%	1%
Average inflation	46%	27%	27%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2020
Discount rate: 4%
Obligation	27
Variation	2
10%

Discount rate: 6%
Obligation	23
Variation	(2)
(9%)

Salaries increase: 0%
Obligation	24
Variation	(1)
(4%)

Salaries increase: 2%
Obligation	26
Variation	1
5%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2020	12.31.2019
Non-current
Seniority - based bonus	-	3
Early retirements payable	-	1
Total non-current	-	4

Current
Salaries and social security contributions	3	22
Provision for vacations	7	17
Provision for gratifications and annual bonus for efficiency	13	26
Total current	23	65

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2020	12.31.2019
Non-current
Public securities (1)	-	18
Term deposit	100	-
Total non-current	100	18

Current
Public securities (1)	25	54
Total current	25	54

(1)	The public securities were received in accordance with the mechanism set forth by SGE Resolution No. 54/19 for the settlement of receivables under Natural Gas Surplus Injection Promotion Programs. See Note 2.4.3.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	12.31.2020	12.31.2019
Non-current
Shares	11	11
Total non-current	11	11

Current
Government securities	204	113
Shares	29	8
Investment funds	92	244
Total current	325	365

12.3 Trade and other receivables

	Note	12.31.2020	12.31.2019
Non-Current
Receivables from oil and gas sales		-	8
Trade receivables, net		-	8

Non-Current
Tax credits		5	3
Related parties	17	29	53
Prepaid expenses		-	1
Credit with RDSA		-	35
Allowance for doubtful accounts		-	(35)
Other		9	14
Other receivables, net		43	71

Total non-current		43	79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	12.31.2020	12.31.2019
Current
Receivables from energy distribution sales		-	226
Receivables from MAT		15	17
CAMMESA		178	168
Receivables from oil and gas sales		23	48
Receivables from petrochemistry sales		39	54
Related parties	17	4	6
Government of the PBA and CABA by Social Rate		-	4
Other		4	10
Allowance for doubtful accounts		(16)	(33)
Trade receivables, net		247	500

Current
Tax credits		5	10
Advances to suppliers		-	-
Related parties	17	41	8
Prepaid expenses		4	2
Receivables for non-electrical activities		5	11
Financial credit		4	5
Guarantee deposits		3	5
Contractual penalty to collect		3	-
Insurance to recover		6	-
Expenses to be recovered		7	10
Credits for the sale of property, plant and equipment		-	1
Credit with RDSA		-	1
Other		16	14
Allowance for other receivables		-	(6)
Other receivables, net		94	61

Total current		341	561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the allowance for the impairment of trade receivables are as follows:

	Note	12.31.2020	12.31.2019	12.31.2018
At the beginning	###	68	34	26
Allowance for impairment		63	58	34
Utilizations		(7)	(13)	(10)
Reversal of unused amounts		(3)	(2)	(1)
Exchange differences on translation		(2)	(1)	-
Gain on monetary position, net		(28)	(8)	(15)
Reclasification to assets clasified as held for sales		(75)	-	-
At the end of the year		16	68	34

The movements in the allowance for the impairment of other receivables are as follows:

	Note	12.31.2020	12.31.2019	12.31.2018
At the beginning	-	6	8	6
Allowance for impairment		2	1	7
Gain on monetary position, net		-	(1)	(3)
Reversal of unused amounts		(7)	(2)	(2)
Reclasification to assets clasified as held for sales		(1)	-	-
At the end of the year		-	6	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4 Cash and cash equivalents

	12.31.2020	12.31.2019
Banks	70	57
Investment funds	71	4
Time deposits	-	164
Total	141	225

12.5 Borrowings

	Note	12.31.2020	12.31.2019
Non-Current
Financial borrowings		75	161
Corporate bonds (1)		1,297	1,603
		1,372	1,764

Current
Bank overdrafts		37	-
Financial borrowings		88	137
Corporate bonds		117	32
Related parties	17	-	14
		242	183
Total		1,614	1,947

(1)	Net of repurchase of own ONs

As of December 31, 2020 and 2019, the fair values of the Company’s Corporate Bonds amount approximately to US$ 1,309 million and US$ 1,436 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the borrowings are as follows:

	Note	12.31.2020	12.31.2019	12.31.2018
At the beginning		1,947	2,177	1,683
Proceeds from borrowings		353	556	245
Payment of borrowings		(300)	(550)	(240)
Accrued interest		176	185	179
Payment of borrowings' interests		(201)	(148)	(133)
Net foreign currency exchange difference		(18)	50	1,244
Results for the repurchase of corporate bonds	12.5.2	(43)	(27)	(2)
Costs capitalized in property, plant and equipment	11.1	10	17	8
Decrease through offsetting with trade receivables		-	(135)	-
Cancellation through dividend compensation		(12)	-	-
Gain on monetary position, net		(43)	(87)	(794)
Repurchase and redemption of corporate bonds		(155)	(91)	(13)
Reclasification liabilities associated to assets classified as held for sale		(100)	-	-
At the end of the year		1,614	1,947	2,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2020

Corporate bonds(1)

Serie 6 CB (2)	PAMPA		$76	Variable	Badlar + 2.5%	Aug-21	77
T Series CB (3)	PAMPA	US$	389	Fixed	7.38%	Jul-23	399
Class 1 CB (3)	PAMPA	US$	636	Fixed	7.50%	Jan-27	647
Serie 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	291
							1,414
Financial loans (4)

	PAMPA		$18	Fixed	33%	Apr-21	19
	PAMPA		$57	Variable	Badlar + 7%	may-21	61
	PAMPA	US$	31	Variable	Libor + 4.21%	May-24	31
							111
Other financial operations (5)

	PAMPA	US$	2	Variable	Libor	Jul-21	2
	PAMPA	US$	50	Variable	Libor	Aug-23	50
							52
Bank overdrafts

	PAMPA		$36	Fixed	Between 30% and 34%	Jan-21	37

							1,614

(1)	In the months of July, October and November 2020, the Company paid at maturity Class 4, Class 5 and Series E CBs, the first two issued on April 30, 2020, for a face value of $ 1,238 million, $ 565 million and $ 575 million at a Badlar rate +3%, Badlar rate + 5% and Badlar rate + 0%, respectively.

(2)	Issued on July 29, 2020.

(3)	During the fiscal year ended December 31, 2020, the Company and its subsidiaries acquired Series T and Class 1 corporate bonds at their respective market values for a face value of US$ 148 million; therefore, the Company recorded profits for US$ 38 million, which are disclosed in the “Gain (Loss) on the repurchase of corporate bonds” line item under Other financial results. As of December 31, 2020, the Company, through its subsidiaries, held in its portfolio: Series T and Class I CBs for a face value of US$ 35 million and US$ 11 million, respectively.

(4)	During the fiscal year ended December 31, 2020, the Company took on new financing with domestic financial entities, net of cancellations and early cancellations, for a total $1,600 million, and paid at maturity financing loans in the amount of US$ 92 million.

(5)	On October 2, 2020, the Company was granted a credit facility for up to US$50 million at Libor rate plus 0.0%, which is secured by a Total Return Swap, the underlying asset of which is own CBs held in treasury by the Company for a total amount of US$185.9 million. Any disbursement requested by the Company under this agreement should be secured with term deposits held in BNP by the Company, and the owed principal may not exceed 95% of these funds. The cash flow generated by the assigned assets may be destined to: i) the extension of the above-mentioned credit facility; and/or ii) the cancellation of expenses, interest and/or disbursements. It is worth highlighting that BNP is not empowered to dispose of the Total Return Swap’s underlying asset, and may only use it to a limited extent to guarantee certain transactions, but may under no circumstances lose its condition as asset holder. The Company may cancel the agreement at any time, in whole or in part, without incurring any penalty, with no other requirement than the giving of notice by a reliable means or automatically in case any of the events of default stipulated in the agreement is verified. Finally, at the transaction’s maturity date, the counterparty should return to the Company the Total Return Swap’s underlying asset and any associated cash flow. The Company has received disbursements in the amount of US$ 51.5 million under certain credit facilities with BNP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2019

Corporate bonds(1)

2022 CB	Edenor	US$	166	Fixed	9.75%	2022	139
Class E CB	PAMPA		$575	Fixed	Badlar	Nov-20	10
Class 1 CB (1)	PAMPA	US$	687	Fixed	7.50%	Jan-27	698
T Series CB (1)	PAMPA	US$	487	Fixed	7.38%	Jul-23	497
Serie 3 CB (1)	PAMPA	US$	293	Fixed	9.13%	Apr-29	291
							1,635
Financial loans(2)
	PAMPA	US$	84	Fixed	Between 4.25% and 7.65%	Jan-2020 to May-2020	88
	PAMPA	US$	39	Variable	4.21% + Libor	May-2024	39
	PAMPA		$7,775	Fixed	Between 40% and 44.14%	Apr-2021 to Apr-2024	146
Related parties							273

	PAMPA	US$	13	Fixed	6.00%	2020	14
Financial loans
	Edenor	US$	1,885	Fixed	Libor + 4.27%	Oct-20	25
							25
							1,947

(1)	During the fiscal year ended December 31, 2019, the Company acquired own corporate bonds at their respective market values for a face value of US$ 62 million; therefore, the Company recorded consolidated profits for US$ 25 million, which are disclosed in the “Gain (Loss) on the repurchase of corporate bonds” line item under Other financial results.

As of the closing of fiscal year 2019, Pampa held in its portfolio: Series T Corporate Bonds for a face value of US$ 14 million, Series 1 Corporate Bonds for a face value of US$ 63 million and Series 3 Corporate Bonds for US$ 7 million, the latter issued on July 10, 2019.

(2)	During the fiscal year ended December 31, 2019, the Company canceled banking debt (including pre-export finance facilities) for US$ 420 million and $ 550 million, and took on new debt for US$ 25 million and $ 8,349 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6. Trade and other payables

	Note	12.31.2020	12.31.2019
Non-Current
Customer contributions		-	3
Customer guarantees		-	4
Trade payables		-	7

ENRE Penalties and discounts		-	64
Compensation agreements		6	7
Lease liability		10	12
Other payables		16	83
Total non-current		16	90

Current
Suppliers		92	212
CAMMESA		-	155
Customer contributions		-	1
Customer advances		2	7
Related parties	17	5	8
Trade payables		99	383

ENRE Penalties and discounts		-	57
Related parties	17	-	5
Compensation agreements		1	3
Payment agreements with ENRE		-	1
Lease liability		2	4
Advances received for sales of subsidiary		12	-
Other		2	1
Other payables		17	71

Total current		116	454

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value, except non-current customer contributions.

The fair values of non-current customer contributions as of December 31, 2019 amount to US$ 0.8 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of the compensation agreements approximates their fair value given its valuation characteristics (Note 4.17).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	366	3	369	15	384
Financial assets at amortized cost
Term deposit	100	-	100	-	100
Corporate securities	25	-	25	-	25
Financial assets at fair value through profit and loss
Government securities	-	204	204	-	204
Shares	-	40	40	-	40
Investment funds	-	92	92	-	92
Derivative financial instruments	-	-	-	-	-
Cash and cash equivalents	70	71	141	-	141
Total	561	410	971	15	986

Liabilities
Trade and other liabilities	130	-	130	2	132
Borrowings	1,614	-	1,614	-	1,614
Derivative financial instruments	-	-	-	-	-
Total	1,744	-	1,744	2	1,746

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	622	4	626	14	640
Financial assets at fair value through profit and loss
Government securities	-	113	113	-	113
Shares	-	19	19	-	19
Investment funds	-	244	244	-	244
Derivative financial instruments	-	4	4	-	4
Cash and cash equivalents	221	4	225	-	225
Total	843	388	1,231	14	1,245

Liabilities
Trade and other liabilities	408	7	415	129	544
Borrowings	1,947	-	1,947	-	1,947
Instrumentos financieros derivados	-	3	3	-	3
Total	2,355	10	2,365	129	2,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	9	-	9	-	9
Interest expense	(164)	-	(164)	(6)	(170)
Foreign exchange, net	38	(35)	3	11	14
Results from financial instruments at fair value	-	30	30	-	30
Gains (losses) from present value measurement	6	-	6	(4)	2
Other financial results	36	-	36	(5)	31
Total	(75)	(5)	(80)	(4)	(84)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	72	3	75	-	75
Interest expense	(163)	-	(163)	(20)	(183)
Foreign exchange, net	5	(14)	(9)	3	(6)
Results from financial instruments at fair value	-	88	88	-	88
Gains (losses) from present value measurement	55	-	55	-	55
Other financial results	32	-	32	2	34
Total	1	77	78	(15)	63

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	76	5	81	-	81
Interest expense	(157)	-	(157)	(22)	(179)
Foreign exchange, net	(719)	23	(696)	(84)	(780)
Results from financial instruments at fair value	-	44	44	-	44
Gains (losses) from present value measurement	(74)	-	(74)	-	(74)
Other financial results	(1)	-	(1)	(2)	(3)
Total	(875)	72	(803)	(108)	(911)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	204	-	-	204
Shares	29	-	11	40
Investment funds	92	-	-	92
Cash and cash equivalents
Investment funds	71	-	-	71
Other receivables	72	-	-	72
Total assets	468	-	11	479

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	113	-	-	113
Shares	8	-	11	19
Investment funds	244	-	-	244
Cash and cash equivalents
Investment funds	4	-	-	4
Derivative financial instruments	-	4	-	4
Other receivables	4	-	-	4
Total assets	373	4	11	388

Liabilities
Derivative financial instruments	-	3	-	3
Trade and other liabilities	-	7	-	7
Total liabilities	-	10	-	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

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

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2020, the share capital amounts to $ 1,455 million, including $ 4 million treasury shares.

13.1.1.	Share buyback programs

Taking into consideration the market volatility experienced as from 2018 and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share buyback programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2020, the Board of Directors approved Programs 6 and 7 for US$ 27 million and $ 3,600 million, with a maximum price of US$ 13 per ADR, which have been completed and for which all repurchased shares have been canceled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

Program 8 approved on October 30, 2020 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, with a maximum price of US$ 15 per ADR and $ 85.20 per common share, was in effect as of December 31, 2020, and has terminated as of the issuance of these Financial Statements.

As of December 31, 2020, there are no own shares held in treasury under the buyback programs.

Program 8 approved by the Company’s Board of Directors on March 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, under which shares may be acquired up to a maximum price of US$ 16 per ADR and $ 92.16 per common share, is in effect as of the issuance of these Financial Statements. After the closing of the fiscal year, the Company directly and indirectly acquired 34.7 million own shares for a value of US$ 18.6 million.

13.1.2	Stock Compensation Plan

During fiscal year ended December 31, 2020, the Company delivered 0.7 million own shares as payments under the stock compensation plan for officers and other key staff. As of December 31, 2020, the Company acquired 6 million own shares, out of which 2 million were allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

13.1.3	Capital reductions

On April 7, 2020 and December 10, 2020, the Company’s Extraordinary General Meeting of Shareholders resolved to reduce its capital stock through the cancellation of 152 million and 141 million own shares, respectively, held in treasury by the Company and its subsidiaries as of the last business day prior to such dates acquired under the share buyback programs. These reductions are pending with the Public Registry.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2020, 2019 and 2018, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2020	12.31.2019	12.31.2018
Earning for continuing operations attributable to the equity holders of the Company	132	594	85
Weighted average amount of outstanding shares	40	48	52
Basic and diluted earnings per share	3.30	12.38	1.63

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(499)	98	139
Weighted average amount of outstanding shares	40	48	52
Basic and diluted (loss) earnings per share from discontinued operations	(12.48)	2.04	2.68

(Loss) earning attributable to the equity holders of the Company	(367)	692	224
Weighted average amount of outstanding shares	40	48	52
Basic and diluted (loss) earnings per share	(9.18)	14.42	4.31

13.3 profit distributions

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit (loss) to cash flows generated by operating activities

	Note	12.31.2020	12.31.2019	12.31.2018
Income tax	10.6	35	(130)	(32)
Accrued interest		132	110	105
Depreciations and amortizations	9, 10.1 and 10.2	205	186	165
Constitution of allowances, net	10.4 and 10.1	9	2	2
Provision of provisions and tax payables, net	10.4	5	4	12
Share of profit from joint ventures and associates	5.4.2	(85)	(101)	(118)
Income from the sale of companies	5.2.1	-	-	(28)
Accrual of defined benefit plans	9, 10.1 and 10.2	11	11	3
Net exchange differences	10.5	(14)	6	780
Result from measurement at present value	10.5	(2)	(55)	74
Changes in the fair value of financial instruments	10.5	(19)	(88)	(44)
Results from property, plant and equipment sale and decreases	10.4 and 10.3	-	5	4
Results for the repurchase of corporate bonds	10.5	(38)	(25)	(2)
Impairment of property, plant and equipment, intangible assets and inventories	1.2 and 11.1	139	62	32
Dividends received	10.4	(1)	(1)	(1)
Compensation agreements	10.1 and 10.2	1	(1)	5
Result from the sale of shareholdings in companies, property, plant and equipment	5.3.2	-	-	(44)
Onerous contract (Ship or pay)	10.4	-	-	7
Gain on monetary position, net	10.5	-	-	(403)
Other		2	(8)	4
Total adjustments to reconcile net profit to cash flows generated by operating activities		380	(23)	521

14.2 Changes in operating assets and liabilities

	12.31.2020	12.31.2019	12.31.2018
Decrease (Increase) in trade receivables and other receivables	19	65	(59)
(Increase) Decrease in inventories	(6)	(20)	2
Increase (Decrease) in trade payables and other payables	3	46	(114)
(Decrease) Increase in salaries and social security payable	(1)	(2)	(1)
Decrease in defined benefit plans	(2)	(1)	(2)
(Decrease) Increase in tax payables	(20)	4	37
Decrease in provisions	(5)	(7)	(51)
Income tax and minimum notional income tax paid	(5)	(42)	(14)
(Payments) Proceeds from derivative financial instruments, net	(5)	9	(24)
Total changes in operating assets and liabilities	(22)	52	(226)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.3 Significant non-cash transactions

	12.31.2020	12.31.2019	12.31.2018
Acquisition of property, plant and equipment through an increase in trade payables	(8)	(36)	(56)
Borrowing costs capitalized in property, plant and equipment	(10)	(17)	(7)
Compensation of loans through the assignment of dividends	12	-	-
Decrease in asset retirement obligation provision through property, plant and equipment	(3)	(1)	(34)
Dividends pending collection	20	-	-
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	(1)	3	(20)
Cancellation of other credits for capital contributions in associates	-	(17)	-
Compensation of investments at amortized cost through the transfer of other credits	-	(126)	-
Loan compensation through the transfer of trade receivables	-	135	-
Increase of right-of-use assets through an increase in other debts	-	13	-

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

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently-pending labor claims:

-            Claims by former employees not covered by the plan, seeking their inclusion. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.

-	Claims by former employees seeking a compensation under the plan on account of terminations due to changes in shareholding control.
-	Claims on considering that the index (IPC) used to update the plan benefits are ineffective to keep their “constant value”. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings.
F-152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

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

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.

-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-	Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The proceeding is pending the resolution of the admissibility of CSJN’s jurisdiction.

-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.

-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and with a negative conflict of jurisdiction.

-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.

-	The Company initiated a legal claim against the Province of La Pampa requesting the annulment and revocation of administrative acts through which said Province through its Undersecretary of Hydrocarbons and Mining and its Undersecretariat of Environment, intends that the Company carries out definitive abandonment of 13 hydrocarbon wells located within the Jagüel de los Machos Area that were inactive by the time the concession belonged to the company -September 2015-, as well as the presentation of a plan for the remediation of certain environmental liabilities. It is worth clarifying that an environmental audit was carried out at the time of the reversal of the hydrocarbon area, and the deviations observed therein are currently corrected. The presence of all involved parties under the lawsuit is currently being verified
F-154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	-Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage. The evidentiary stage is closed and the setting of the date for the hearing to choose by lot the Public Defender for the heirs of the deceased plaintiff is pending.

-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.

-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company has still not been served notice of the appeal.

-	The Company was notified of the institution of a collective action in the City of Rio de Janeiro, Brazil, by a lawyer of that nationality, Felipe Machado Caldeira, alleging that Petróleo Brasileiro S.A. has not conducted Petrobras Argentina’s sales process pursuant to a competitive bidding process in accordance with Brazilian laws applicable to mixed public-private firms in Brazil, for a nominal amount of R$ 1,000 million. In this proceeding, no specific accusation against Pampa has been filed. The proceeding is currently suspended in the integration and complaint answer stage. Upon the death of the plaintiff and the Public Prosecution Service’s statement that it is not interested in pursuing the complaint, a legal notice was published so that any citizen may express its interest in pursuing it and judgment was rendered, thus terminating the proceeding, which judgment is final and conclusive and deemed res judicata.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	-Messrs. Candoni, Giannasi, Pinasco and Torriani brought arbitration complaints against the Company before the Buenos Aires Stock Exchange’s Arbitration Court seeking to challenge the price and tender offer for the merger through absorption of Petrobras Argentina S.A. into Pampa Energía S.A. for a nominal amount of $ 148 million. The complaints have been joined. The Court issued a partial award upholding the challenge under the capital markets law used by the plaintiff to dispute the exchange ratio used in the merger and dismissed the Company’s position, which stated that the proper course of action would be to challenge the shareholders’ meeting pursuant to the Business Organizations Law. The Company filed an appeal against this partial award and filed a motion for appeal and nullity which will be resolved by the Chamber of Appeals in Commercial Matters. This Chamber upheld the motion for appeal and nullity filed by the Company, revoking the partial award and sustaining that the proper proceeding for raising objections is to contest the shareholders’ meetings under the Business Organizations Law, and not to challenge the fair price established in the Capital Markets Law for MTOs. This judgment is deemed final and conclusive as the plaintiffs have not filed an extraordinary appeal before the CSJN.

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. The Company timely answered the arbitration claim, and also filed a counterclaim for differences in the calculation of adjustments in the assignment price which were not paid by POSA. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2020 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. The rendering of judgment was requested. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. The Federal Government has answered the complaint.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement and, therefore, the closing of the evidentiary stage will be requested.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	The Company brought an administrative litigation action against the Road Authority (DNV) of the Province of Buenos Aires seeking the nullity of DNV Resolution No. 1715/19 dated December 10, 2019, which modified the regulatory framework applicable to aerial and underground power lines in Urban and Rural Road Areas of the Province of Buenos Aires, compliance with which may generate economic losses to the Company. Based on the analysis of this Resolution, the Company withdrew the filed complaint, and keeps the right to individually challenge the administrative actions ordered pursuant to DNV Resolution No. 1715/2019.

15.6 Civil and Commercial Claims

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock.The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.

-	EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The procedure for the appointment of the arbitrators who will make up the arbitration court is currently underway.

-	EcuadorTLC is currently making claims to Petroecuador as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by EcuadorTLC. To such effect, a mediation proceeding was brought before the Center for Mediation of the Attorney General’s Office of the Government of Ecuador sitting in the City of Quito, which ended without agreement. EcuadorTLC retains its claim rights for the aforementioned breaches

-	The Company reached a settlement agreement with Petrominera Chubut Sociedad del Estado on account of the latter’s breach of Inversora Ingentis S.A.’s share purchase agreement and the decision issued by the BCBA’s Arbitration Court in this respect. In accordance with the agreement, as of December 31, 2020 the Company received a payment of US$ 3.5 million and has recognized a US$ 2.8 million profit under “Other operating income” in the Statement of Comprehensive Income.
F-157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuación)

-	After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their withdrawal from service for their subsequent repair and/or replacement. As a result of the failure, the generation capacity of the wind farms has been partially reduced. The Company submitted the corresponding claims to the supplier and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company, together with the wind turbines supplier, performed the tasks for the progressive repair of the wind turbines in 2020, with the exception of a wind turbine in PEPE II wind farm, which remains unavailable, and has disclosed a receivable with an offsetting entry in the item “Other operating income” of the Statement of Comprehensive Income in the amount of US$ 6.6 million regarding the claims made to the supplier and the insurance company. As of December 31, 2020, the Company has received payments for US$ 3.2 million on account of compensation for the claimed damages, and as of the issuance hereof, US$ 1.2 million are pending collection.

NOTE 16: INVESTMENT COMMITMENTS

16.1 New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation projects:

16.1.1 PEPE II and PEPE III wind farms

On May 10, 2019, CAMMESA declared the commercial commissioning of PEPE II (Pampa Energía wind farm) for a 50.4 MW power capacity and PEPE III (de la Bahía wind farm) for a 28.8 MW power capacity, the commercial commissioning for a 50.4 MW power capacity of the latter being completed on June 10, 2019. PEPE II is located in an area adjacent to Mario Cebreiro Wind Farm, in the area known as Corti, 20 kilometers from the City of Bahía Blanca. PEPE III is located in Coronel Rosales, near the City of Bahía Blanca. Both projects called for an investment of US$ 130 million.

The production of both wind farms is sold under agreements between private parties pursuant to the Term Market of Electric Power from Renewable Sources (MATER) Regime within the framework of SEE Resolution No. 281/17. Non-contracted energy will be remunerated according to the spot market remuneration (see Note 2).

16.1.2 Genelba Thermal Power Plant

The Genelba Plus’ closing to combined cycle project was selected under SEE Resolution No. 926-E/17 within the framework of the “Call for the Execution of New Co-generation and Closing to Combined Cycles Projects” provided for by SEE Resolution No. 287-E/17. Upon the commercial commissioning of the closing to combined cycle, the Wholesale Power Purchase Agreement executed with CAMMESA for a maximum committed capacity of 377 MW and a term of 15 years will enter into effect.

On June 12, 2019, CAMMESA declared the commercial commissioning of Genelba power plant’s fourth gas turbine for a power capacity of up to 187.7 MW. Furthermore, CAMMESA enabled the 13 MW repowering of the GEBATG03 unit’s power capacity, as of June 1, 2019.These units are part of Genelba Plus’ closing to combined cycle project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

CAMMESA commissioned CTGEBA’s GEBATV02 effective as from 00:00 on July 2, 2020 for a gross capacity of 199 MW, milestone that marked the beginning of operations of CTGEBA’s second combined cycle, a project where the Company invested approximately US$ 320 million to add 400 MW and employed an average of 1,500 people during the 30-month work period. With the completion of the new combined cycle, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency of 55% on average and the capacity to supply electricity to 2.5 million households in the Buenos Aires metropolitan area.

On October 7, 2020, CAMMESA informed that, after performing certain improvements in the CC consisting of units GEBATG01, GEBATG02 and GEBATV01, a total additional power capacity of 11 MW was achieved.

In this way, the Company has fulfilled its commitments with CAMMESA under the electricity wholesale supply agreement entered into pursuant to former SEE Resolution No. 287/17.

In line with the Company’s strategy to develop its core businesses, this milestone adds to the efforts put forth over the last 12 years to increase the power generation infrastructure, demanding investments for more than US$ 1,500 million, hence becoming Argentina’s largest independent power producer, operating a total 4,955 MW of installed capacity, which represents 12% of the national grid.

16.1.3 CTB

Regarding the commitment to CTB’s closing to combined cycle project, detailed in Note 5.3.5, for increasing the installed power capacity from 567 MW to 847 MW, with an estimated investment of US$ 200 million, on September 27, 2019, CTB and a joint venture made up of SACDE and Techint Compañía Técnica Internacional S.A.C.E.I, executed an engineering, procurement, construction, commissioning and turnkey agreement for the execution of the closing of the combined cycle at CTEB (the “EPC Agreement”).

The evolution of the measures resulting from the COVID-19 pandemic has affected the execution of the works for CTB’s closing to combined cycle from the beginning. The stiffening of social lockdown measures experience from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 passed by the Buenos Aires Chief of the Cabinet of Ministers’s Office, as amended, the Company resumed the execution of construction works following their critical path as from July 20, 2020.

Within this framework, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. entered into an addendum to the construction agreement within the framework of the restrictions currently imposed as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and works’ execution terms, and launching a new stage for the execution of the closing to combined cycle.

Even trough, the commercial commissioning of the steam turbine is estimated for the first quarter of 2022, it is impossible to foresee how measures will continue evolving or to which extent terms and costs may be affected in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.1.4 PEPE IV wind farm

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

However, as a result of events occurred during 2019, including the devaluation of the peso and the increase in interest rates, which have resulted in a growing macroeconomic instability, the Company requested an extension of the term to meet the above-mentioned requirements in order to evaluate the feasibility of the project under the new conditions, as well as to negotiate changes proposed by work contractors and equipment suppliers. In this context, and based on a thorough evaluation of the renewable projects in progress, on September 11, 2019 the SSERyEE instructed CAMMESA to temporarily suspend the claims for non-compliance, and demanded the Company to extend the validity of the US$ 12.5 million guarantee for a term of 180 days. On October 4, 2019, the Company complied with the requested extension. On October 9, 2019, the SSERyEE canceled the suspension. On October 30, 2019, CAMMESA served on the Company a formal demand requiring certain payments associated with the postponement of the commercial commissioning of the project and its relocation under penalty of enforcing the guarantee. The Company rejected the demand served by CAMMESA awaiting SGE’s consideration of the extension request, and on December 9, 2019 it entered into an agreement with CAMMESA establishing a negotiation process to be developed until January 31, 2020 inclusive, during which CAMMESA should suspend the enforcement of the guarantee. The agreement term was extended until January 31, 2021. Despite the expiration of the extension it is estimated that it will be re-extended once CAMMESA receives the corresponding instruction from the SE.

16.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments for an estimated total amount of US$ 383 million, based on its participation, to be disbursed between 2020 and 2023, mainly regarding the Sierra Chata, Las Tacanas, El Mangrullo, Rincón del Mangrullo and Chirete areas.

In turn, as mentioned in Note 2.3.2.1.2, the Company has committed an investment of approximately US$ 250 million over the four years of the GasAr Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 17: RELATED PARTIES´ TRANSACTIONS

17.1	Operations related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)			Other operating expenses and income (4)
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Associates and joint ventures
CTB	2	1	-	-	-	-	-	-	-	-	-	-
Greenwind	1	1	-	-	-	-	-	-	-	-	(1)	-
OCP	-	-	-	-	-	-	-	-	-	-	-	(7)
Refinor	10	18	16	(5)	(19)	(34)	-	-	-	-	-	-
TGS	20	29	51	(24)	(22)	(21)	-	-	-	-	-	-
Transener	-	-	1	-	-	-	-	-	-	-	-	-

Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	1	-	-	(2)	-	-	-	-	1	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
Other	-	-	-	-	(1)	(2)	-	-	-	-	-	-
	33	49	69	(29)	(42)	(59)	(1)	(1)	(1)	(2)	(2)	(9)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2) Imputed cost of sales. Correspond mainly to natural gas transportation services, purchases of refined products and other services.
(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations and ship or pay.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

Operations for the year	Finance income (1)			Dividends received			Payment of dividends
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Associates and joint ventures
Ciesa	-	-	-	-	53	19	-	-	-
Citelec	-	-	-	13	16	-	-	-	-
OCP	1	-	-	21	6	-	-	-	-
TGS	3	3	3	-	-	-	-	-	-

Other related parties

EMESA	-	-	-	-	-	-	(9)	(1)	(2)
Other	-	-	-	1	1	-	-	-	-
	4	3	3	35	76	20	(9)	(1)	(2)
(1) Corresponds mainly to financial leases and accrued interest on loans granted.

17.2	Key management personnel remuneration

During the years ended December 31, 2020 2019 and 2018, the total remuneration to executive directors accrued amounts to US$ 6.9 million (US$ 5.8 million for Directors' and Sindycs' fees and US$ 1.1 million in the accrual of EBDA Compensation and Stock-based Compensation Plans), US$ 9.6 million (US$ 4.6 million in Directors' and Sindycs' fees and US$ 5.0 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans) and US$ 31.2 million (US$ 4.1 million in Directors' and Sindycs' fees and US$ 27.1 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plan), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.3	Balances with related parties

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
Greenwind	-	-	-	5
OCP	-	-	36	-
Refinor	2	-	-	-
TGS	2	29	5	-
	4	29	41	5

As of December 31, 2019	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	14
Greenwind	-	4	-	5	-	-
OCP	-	15	-	-	5	-
Refinor	2	-	-	1	-	-
SACME	-	-	-	2	-	-
TGS	4	34	5	-	-	-
Other related parties
SACDE	-	-	2	-	-	-
Other	-	-	1	-	-	-
	6	53	8	8	5	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 18: LEASES

18.1 Lessee

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

The evolution of right-of-use assets and lease liabilities recognized as of December 31, 2020 and 2019 is disclosed below:

18.1.1 Right of use assets

Original values
			Reclasification to assets clasified as held
Type of good	At the beginning	Increase		At the end
		(1)
Machinery and equipment	13	-	-	13
Buildings	7	3	(10)	-
Total at 12.31.2020	20	3	(10)	13
Total at 12.31.2019	-	20	-	20

Depreciation
			Reclasification to assets clasified as held
Type of good	At the beginning	For the year		At the end

Machinery and equipment	(2)	(1)	-	(3)
Buildings	(2)	(4)	6	-
Total at 12.31.2020	(4)	(5)	6	(3)
Total at 12.31.2019	-	(4)	-	(4)

	Net book values
Type of good	At the end	At 12.31.2019

Machinery and equipment	10	11
Buildings	-	5
Total at 12.31.2020	10
Total at 12.31.2019		16

(1) Includes US$ 8 million incorporated as of January 1, 2019 on the adoption of IFRS 16 (see Note 4.1.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 18: (Continuation)

18.1.2 Lease liabilities

	12.31.2020	12.31.2019
At the beginning of the year	16	-
Incorporation by adoption of IFRS 16	-	8
Increases	4	13
Discounted value measurement (1)	-	3
Payments	(10)	(5)
Reclasification to liabilities clasified as held for sales	(4)	-
Exchange differences on translation	5	(3)
At the end of the year	11	16

(1) Included in the “Gains (losses) from present value measurement” under Other financial results

As of December 31, 2020 and 2019, this liability is disclosed under Other current payables in the amount of US$ 2 million and US$ 4 million and Other non-current payables for US$ 10 million and US$ 12 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2020
Three months to one year	1
One to two years	1
Two to three years	2
Three to four years	2
Four to five years	2
More than five years	14
Total	22

18.1.3 Short-term or low value leases

As of December 31, 2020 and 2019, the Company has recognized administrative costs and expenses in the amount of US$ 4 and US$ 10 million on account of lease payments associated with short-term leases and low-value underlying assets, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 18: (Continuation)

18.2	Lessor

Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016, and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2020 and 2019, this receivable is disclosed under Other current receivables in the amount of US$ 5 million and US$ 5 million, respectively and under Other non-current receivables for US$ 29 million and US$ 34 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2020
Less than three months	1
Three months to one year	4
One to two years	5
Two to three years	6
Three to four years	6
Four to five years	7
More than five years	4
Total	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 19: DOCUMENTATION KEEPING

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

NOTE 20: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2020.

	Proved Developed		Proved Undeveloped		Total Proved Reserves

	Oil and LNG (1)	Natural Gas(2)	Oil and LNG (1)	Natural Gas(2)	Oil and LNG (1)	Natural Gas(2)

Argentina	7,761	10,534	5,765	11,256	13,526	21,790

Total at 12.31.2020	7,761	10,534	5,765	11,256	13,526	21,790

(1) In thousands of barrels.

(2) In millions of cubic meters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020, 2019 and 2018 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 21: SUBSEQUENT EVENTS

GasAr Plan

On March 9, 2021, Resolution No. 169/21 was published in the BO, awarding the volumes of natural gas offered under the GasAr Plan - Round II call for tenders. In this case, the Company was awarded with a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, as well as 0.86 million m3/day to meet the winter peak for years 2022 through 2024, at a price of US$ 4.68 MMbtu.

With this offer, Pampa's injection commitment increases to 9 million m3/day for winter periods 2021-2024 which, compared to 2020, represents a 15% growth in annual production and 28% in the winter period, the months of greatest need for gas supply in the country.

SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas". This information includes the Company’s and its subsidiaries’ oil and gas production activities.

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

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2020, 2019 and 2018. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies (Argentina)
	12.31.2020	12.31.2019	12.31.2018
	(in million of US$)
Acquisition of properties
Proved	-	-	-
Unproved	-	-	-
Total property acquisition	-	-	-
Exploration	24	34	9
Development	17	159	183
Total costs incurred	41	193	192

Capitalized cost

The following table presents the capitalized costs as of December 31, 2020, 2019 and 2018, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Consolidated companies (Argentina)
	12.31.2020	12.31.2019	12.31.2018
	(in million of US$)
Proved properties
Equipment, camps and other facilities	122	126	140
Mineral interests and wells	967	892	813
Other uncompleted projects	91	146	109
Unproved properties	50	33	19
Gross capitalized costs	1,230	1,197	1,081
Accumulated depreciation	(687)	(585)	(527)
Total net capitalized costs	543	612	554

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2020, 2019 and 2018 (including results of operations related to oil and gas discontinued operations - See Note 5.3.2 to the consolidated financial statements). Income tax for the years presented was calculated utilizing the statutory tax rates.

	Consolidated companies (Argentina)
	12.31.2020	12.31.2019	12.31.2018
	(in million of US$)
Revenue	227	174	524
Intersegment sales	67	270	63
Surplus Gas Injection Compensation	-	-	24

Production costs, excluding depreciation
Operating costs and others	(138)	(193)	(203)
Royalties	(39)	(56)	(83)
Total production costs	(177)	(249)	(286)
Exploration expenses	-	(9)	(1)
Depreciation, depletion and amortization	(108)	(112)	(92)
Results of operations before income tax	9	74	232
Income tax	(3)	(22)	(70)
Results of oil and gas operations	6	52	162

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

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2020 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 98% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’s satisfaction.

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

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas (including natural gas estimated to be consumed as fuel in operations) net proved reserves as of December 31, 2020, 2019 and 2018:

	Reserves as of December 31, 2020		Reserves as of December 31, 2019		Reserves as of December 31, 2018
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas

Reserves category	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)

PROVED Developed	7.8	372.0	8.8	372.0	9.2	409.8

PROVED Undeveloped	5.8	397.5	4.7	359.1	5.8	282.2

Total proved reseves (developed and undeveloped)	13.5	769.5	13.6	731.1	15.0	692.0

The following table sets forth the reconciliation of our reserves data between December 31, 2018, December 31, 2019 and December 31, 2020:

	Consolidated companies (Argentina)
	Crude Oil, Condensate and natural gas liquids	Natural Gas
Proved reserves (developed and undeveloped)	(in thousand of barrels)	(in millions of cubic feet)
Reserves as of December 31, 2017 (*)	41,631	752,686
Increase (decrease) attributable to:
Revisions of previous estimates	1,003	(54,588)
Extension and discoveries	1,942	99,950
Purchases of proved reserves in place	80	65,115
Sales of proved reserves in place	(27,814)	(85,125)
Year's production	(1,845)	(86,073)
Reserves as of December 31, 2018 (*)	14,997	691,965
Increase (decrease) attributable to:
Revisions of previous estimates	(645)	1,247
Improved recovery	-	3,530
Extension and discoveries	970	128,831
Year's production	(1,771)	(94,491)
Reserves as of December 31, 2019 (*)	13,551	731,082
Increase (decrease) attributable to:
Revisions of previous estimates	152	25,633
Improved recovery	44	57,119
Extension and discoveries	1,406	44,825
Year's production	(1,627)	(89,140)
Reserves as of December 31, 2020 (*)	13,526	769,519

(*) Includes proved developed reserves:
As of December 31, 2018	9,179	409,782
As of December 31, 2019	8,805	372,000
As of December 31, 2020	7,761	371,999

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (excluding natural gas estimated to be consumed as fuel in operations). As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas, such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2020, 2019 and 2018 using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rate in effect in the respective countries in which we have interests, as of the end of the reporting period.

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

	12.31.2020	12.31.2019	12.31.2018
	(in million of US$)
Future cash inflows	3,067	2,965	4,063
Future production costs	(1,256)	(1,306)	(1,634)
Future development and abandonment costs	(524)	(451)	(508)
Future income tax	(240)	(178)	(445)
Undiscounted future net cash flows	1,029	1,030	1,476
10% annual discount	(398)	(390)	(594)
Standarized measure of discounted future net cash flows	631	640	882

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2020, 2019 and 2018:

	Consolidated companies (Argentina)
	12.31.2020	12.31.2019	12.31.2018
	(in million of US$)
Standarized measure at the beginning of year	640	882	715
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(117)	(195)	(324)
Net Change in sales prices, net of future production costs	(86)	(619)	159
Changes in future development costs	(51)	(84)	(215)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	170	201	212
Development costs incurred	17	159	183
Revisions of quantity estimates	44	(8)	(66)
Purchase of reserves in place	7	-	98
Sale of reserves in place	-	-	(168)
Net change in income tax	(42)	175	33
Accretion of discount	76	117	107
Changes in production rates	(29)	3	51
Other changes	2	9	97
Standarized measure at the end of year	631	640	882

