Form 20-F
period 2021-12-31
Pampa Energy Inc.
filed 2022-04-29
CIK 1469395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number: 001-34429

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

1,382,527,041 outstanding shares of common stock, par value Ps.1.00 per share, excluding 3,878,939 treasury shares.

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

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2021 of Pampa, that has been approved by resolution of the Board of Directors meeting of Pampa held on April 29, 2022. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina whose report is included in this annual report. Price Waterhouse & Co. S.R.L. is a member of the network of member firms of PricewaterhouseCoopers International Limited network.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 10, 2022.

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

Functional and Presentation Currency

The information included in the Consolidated Financial Statements has been recorded in the functional currency of the Company, which is the currency of the primary economic environment in which the Company operates. The Company’s functional currency is U.S. Dollars, which is also the presentation currency.

The results and financial position of subsidiaries, joint ventures and associates that have a different functional currency have been translated into the Company’s functional currency and the results from the translation process have been recognized in “Other Comprehensive Income (loss)”. For more information, see Note 4.3 to our Consolidated Financial Statements.

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-	the availability of financing at reasonable terms to Argentine companies, such as us;
-	uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;
-	changes in the price of hydrocarbons and their derivatives;
-	changes in the price of power and other related services;
-	the volume of crude oil, natural gas and derivatives we produce and sell;
-	our ability to renew certain concessions;
-	the ability to develop and monetize conventional and unconventional reserves;
-	our ability to develop our expansion projects and to win awards for new potential projects;
-	changes to our reserves estimates;
-	the treatment of the tariff update according to RTI;
-	electricity shortages;
-	changes in the laws and regulations applicable to the energy sector in Argentina;
-	government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;
-	general economic, social and political conditions in Argentina, and other regions where we, our subsidiaries, associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;
-	more severe restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;
-	competition in the electricity sector, public utility services and related industries;
-	competition in the hydrocarbon sector and related industries;
-	obsolescence of products manufactured in our petrochemical facilities;
-	export limitations to our production;
-	import restrictions on consumables that are key for the maintenance of our assets;
-	the impact of high rates of inflation on our costs;
-	the effect of steep local currency depreciation on our Peso-denominated revenues;
-	changes to our capital expenditure plans;
-	the failure of governmental authorities to approve proposed measures or transactions described in this annual report;
-	deterioration in regional and local business and economic conditions in or affecting Argentina;
-	any potential negative consequences arising in connection with our ongoing or future mergers, acquisitions, divestitures or other corporate reorganizations;
-	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;
-	the effects of the Covid-19 pandemic and any subsequent mandatory regulatory restrictions or containment measures imposed in response thereto;
-	risks related with cybersecurity events, including potential cyberattacks;
-	the risks associated with climate change and severe weather events;
-	the transition process and phasing out of LIBOR; and
-	other risks factors discussed under “Item 3. Risk Factors.”

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

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADR”: American Depositary Receipt;
•	“ADS” or “ADSs”: American Depositary Shares;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Authorized Markets”: securities markets in Argentina that require authorization from the CNV to operate;
•	“BCRA” or “Central Bank”: Central Bank of the Republic of Argentina (Banco Central de la República Argentina);
•	“Banco Nación”: Banco de la Nación Argentina;
•	“BASE”: Buenos Aires Stock Exchange;
•	“bbl”: Barrel of crude oil;
•	“BCL”: Business Corporation Law;
•	“Board of Directors”: the board of directors of Pampa Energía S.A.;
•	“boe”: Barrel of oil equivalent;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CAMMESA”: Wholesale Electric Market Administration Company (Compañía Administradora del Mercado Eléctrico Mayorista Sociedad Anónima);
•	“Caja de Valores”: Caja de Valores S.A.;
•	“CC”: Combined Cycle;
•	“CIESA” Compañía de Inversiones de Energía;
•	“CISA”: Comercializadora e Inversora S.A. (former Pampa Comercializadora S.A.);

•	“CITELEC” Compañía Inversora en Transmisión Eléctrica Citelec S.A.;

•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CMIEE”: Average Incremental Charge of Surplus Demand (Cargo Medio Incremental de la Demanda Excedente);
•	“CNG”: compressed natural gas;
•	“CNV”: Comisión Nacional de Valores;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the novel coronavirus, pneumonia originating in Wuhan, China;
•	“CPB”: Central Piedra Buena S.A. or “Central Térmica Piedra Buena”;
•	“CPI”: Consumers Prices Index;
•	“CSJN”: Corte Suprema de Justicia de la Nación;
•	“CTB”: CT Barragán S.A. (former Parques Eólicos Argentinos S.A.);
•	“CTEB”: Central Térmica Ensenada de Barragán;
•	“CTIW”: Central Térmica Ingeniero White;
•	“CTG”: Central Térmica Güemes S.A.;
•	“CTGEBA” or “Genelba”: Central Térmica Genelba;
•	“CTLL”: Central Térmica Loma La Lata S.A. or “Central Térmica Loma La Lata”;
•	“CTP”: Central Térmica Piquirenda;
•	“CTPP”: Central Térmica Parque Pilar;
•	“CVP”: Corporación Venezolana de Petróleo S.A;
•	“DoP”: delivery or pay;
•	“Pampa Bloque18”: Pampa Bloque18 S.A. (former EcuadorTLC S.A.);
•	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
•	“Edesur”: Empresa Distribuidora Sur S.A.;
•	“EMESA”: Empresa Mendocina de Energía Sociedad Anónima;
•	“ENARGAS”: Ente Nacional Regulador del Gas or National Gas Regulatory Entity;
•	“ENRE”: Ente Nacional Regulador de la Electricidad or Electricity Regulatory Entity;
•	“ENOPSA”: Energía Operaciones ENOPSA S.A. (former Petrobras Energía Operaciones Ecuador S.A.);
•	“Energy Plus”: a program under SE Resolution 1,281/2006;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“FCA”: United Kingdom Financial Conduct Authority;

•	“FO or GO”: Fuel Oil or Gas Oil;
•	“FODER”: Fondo para el Desarrollo de Energía Renovables;

•	“FONINVEMEM”: Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market (Fondo Para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista);

•	“Foundation”: Fundación Pampa Energía S.A;

•	“GaffneyCline”: Gaffney, Cline & Associates;

•	“G&P”: Gas y Petróleo de Neuquén S.A.;

•	“GDP”: Gross Domestic Product;

•	“GHG” Greenhouse gas;

•	“Greenwind”: Greenwind S.A.;

•	“GO and FO”: natural gas or liquid fuels;

•	“GT”: gas turbine;

•	“GU”: Large Users (Grandes Usuarios);

•	“GUMA”: Major Large Users (Grandes Usuarios Mayores);

•	“GUME”: Minor Large Users (Grandes Usuarios Menores);

•	“GUDI”: Major Distribution Users (Grandes Usuarios del Distribuidor);

•	“HIDISA”: Hidroeléctrica Diamante S.A.;
•	“HINISA”: Hidroeléctrica Los Nihuiles S.A.;
•	“HMRT”: hours with a high thermal demand;
•	“HPPL”: Pichi Picún Leufú Hydroelectric Complex
•	“Hydrocarbons Law”: Law No. 17,319 as amended by Law No. 27,007;
•	“IEASA”: Integración Energética Argentina S.A. (former Energía Argentina S.A.);
•	“IGJ”: City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia);
•	“IMF”: International Money Fund;
•	“INDEC”: National Statistics and Census Institute (Instituto Nacional de Estadística y Censos);
•	“Independent Reserves Engineers Firm”: Gaffney, Cline & Associates;
•	“IPIM”: Wholesale Domestic Price Index (Índice de Precios Internos al por Mayor);
•	“IREC”: International Renewable Energy Certificates;
•	“J.P. Morgan”: JPMorgan Chase Bank, N.A;“LNG”: liquefied natural gas;
•	“LPG”: liquefied petroleum gas;
•	“MAT”: Term Market (Mercado a Término);
•	“MAT ER”: Renewable Energy Term Market;
•	“MBTU”: millions of British Thermal Units (BTU);
•	“MDP”: Ministry of Productive Development (former SGE)
•	“ME&M”: Ministry of Energy and Mining;
•	“MLC”: Free Exchange Market (Mercado Libre de Cambios);
•	“National CPI”: a CPI which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces;
•	“NYSE”: New York Stock Exchange;

•	“OCP”: Oleoducto de Crudos Pesados Ltd.;

•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);

•	“Oldelval”: Oleoductos del Valle S.A.;
•	“Pampa” or “the Company”: Pampa Energía S.A.;
•	“Pampa Cogeneración”: Pampa Cogeneración S.A.;
•	“PDVSA”: Petróleos de Venezuela S.A.;
•	“PEB”: Pampa Energía Bolivia S.A. (former “PBI” - Petrobras Bolivia Internacional S.A.);
•	“PEMC”: Parque Eólico Ingeniero Mario Cebreiro;
•	“PEN”: National Executive Branch (Poder Ejecutivo Nacional);
•	“PEO”: Petrobras Energía Operaciones S.A.;
•	“Pesos” or “Ps.”: Argentine Pesos;
•	“Petrobras Argentina”: Petrobras Argentina S.A.;
•	“Petrobras”: Petroleo Brasileiro S.A;
•	“Petrolera Pampa”: Petrolera Pampa S.A.;
•	“PGSM”: Puerto General San Martin;
•	“PHA”: PHA S.A.U.;
•	“PISA”: Pampa Inversiones S.A.;

•	“PIST”: Transportation System Entry Point or natural gas price at the wellhead (Punto de Ingreso al de Sistema de Transporte);

•	“Plan Gas.Ar”: the Plan to Promote Argentine Natural Gas Production;
•	“Polisur”: PBB Polisur S.A;
•	“PPA” or “PPAs”: relevant wholesale electricity supply agreements or power purchase agreements (Contratos de Abastecimiento Mayorista de Electricidad);
•	“PROCELAC”: Procuraduría de Criminalidad Económica y Lavado de Activos;

•	“Public Emergency Law”: Law No. 25,561 – the Public Emergency and Exchange Rate Regime Reform Law;
•	“QHSE”: Quality, Health, Safety and Environment;
•	“Refinor”: Refinería del Norte S.A.;
•	“RENPER”: National Registry of Renewable Source Electric Power Generation Projects (Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable);
•	“Reserves Report”: the year-end reserves report by Gaffney, Cline & Associates;
•	“RTI”: Revisión Tarifaria Integral (Comprehensive Tariff Review);
•	“SACDE”: Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.;
•	“SADI”: the Argentine Electricity Interconnected Grid (Sistema Argentino de Interconexión);
•	“SBR”: styrene butadiene rubber;
•	“SE”: Secretariat of Energy (Secretaría de Energía);
•	“SEC”: Security and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SEE”: Subsecretariat of Electric Energy, former Secretariat of Electric Energy (Subsecretaría de Energía Eléctrica);
•	“SGE”: Former Government Secretariat of Energy (former Ministry of Energy (former ME&M)) (Ex Secretaría de Gobierno de Energía (ex Ministry of Energy (former ME&M));
•	“SHC”: Undersecretary of Hydrocarbons and Fuels (Subsecretaría de Recursos Hidrocarburíferos (ex Secretaría de Recursos Hidrocarburíferos);
•	“Social Solidarity and Productive Reactivation Law”: Law No. 27,541;
•	“SOFR”: Secured Overnight Financing Rate;
•	“SRRYME”: Secretary of Renewable Resources and Electricity Market (Secretaría de Recursos Renovables y Mercado Eléctrico);
•	“SSERyEE”: Undersecretary of Renewable Energy and Energy Efficiency (Subsecretaría de Energías Renovables y Eficiencia Energética de la Nación);
•	“ST”: steam turbine;
•	“TGS”: Transportadora de Gas del Sur S.A.;
•	“TJSM”: Termoeléctrica José de San Martín S.A.;
•	“TMB”: Termoeléctrica Manuel Belgrano S.A.;
•	“ToP”: take or pay;
•	“Transba”: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.;
•	“Transelec”: Transelec Argentina S.A.;
•	“Transener”: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United Stated of America;
•	“US$ and/ or U.S. Dollars”: U.S. currency;
•	“UTEs”: joint operations (Unión Transitoria);
•	“VAT”: Value Added Tax;
•	“WEM”: Wholesale Electricity Market;
•	“WEM Large Users”: WEM users with a capacity higher than 300 KW;
•	“YPF”: YPF S.A.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2017	19.200	15.190	16.572	18.649
2018	41.250	18.410	28.093	37.700
2019	60.400	36.900	48.234	59.890
2020	84.150	59.815	70.599	84.150
2021	102.720	84.700	95.161	102.720

Month
November 2021	100.960	99.810	100.312	100.960
December 2021	102.720	101.000	101.886	102.720
January 2022	105.020	103.000	103.988	105.020
February 2022	107.450	105.120	106.305	107.450
March 2022	111.010	107.930	109.455	111.010
April 2022(3)	115.180	111.120	113.228	115.180

Source: Banco Nación

(1)	Represents the average of exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the average of the lowest and highest daily rates from April 1 through April 28, 2022.

Pursuant to Argentine law, in case we pay dividends, we are required to pay them in cash in Pesos, and exchange rate fluctuations will affect the U.S. Dollar amounts received by holders of American Depositary Shares, on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the BASE and, as a result, can also affect the market price of our ADSs.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business and operational results
•	The Argentine economy is a vulnerable economy and any significant decline may adversely affect our business, operational results and financial condition
•	The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition
•	The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition
•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities
•	If the high levels of inflation continue, the Argentine economy and our operational results could be adversely affected
•	Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our operational results
•	The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and operational results
•	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products
•	Argentine public expenditure may generate negative consequences for the Argentine economy

•	There is no certainty as to the effects that the measures that the Argentine Government may adopt in order to resolve the crisis in the energy sector will have on our business operations, financial condition or results of operations.
•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities
•	The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our common shares
•	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening to adopt, among others, measures in connection with tariffs on public services

Risks Relating to our Company

•	We operate a material portion of our business pursuant to public concessions granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business
•	Our performance is largely dependent on recruiting and retaining key personnel
•	We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business
•	In the event of an accident or other event not covered by our insurance policies, we could face significant losses that could result in a material adverse effect on our business and operational results
•	We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or to settle any potential material disagreements with our partners could have a material adverse effect on the success of these operations
•	If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected
•	We and our affiliates are involved in various legal proceedings which could result in unfavorable rulings against us
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations
•	Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows
•	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs
•	CAMMESA could alter and delay payments to power generators and fuel producers
•	Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility
•	Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance
•	Our activities may be adversely affected by events in other countries in which we do business
•	The national antitrust authorities could decide not to approve the acquisition of the CTEB
•	We and our subsidiaries continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness
•	Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition
•	Uncertainty relating to the LIBOR transition process and the phasing out of LIBOR may adversely affect us

Risks Relating to Our Generation Business

•	There are electricity transmission constraints in Argentina that may prevent us from dispatch, which could materially adversely affect the financial results of our generation business
•	If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term could adversely affect the Company

•	Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators
•	We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which would have a material adverse effect on our financial condition and operational results
•	New measures encouraging renewable energy generation projects may affect our generation sales
•	Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results
•	Penalties may be applied under our energy supply agreements with CAMMESA which may adversely affect the revenues derived from such contracts or from our generation units
•	Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units, which may adversely affect the availability and revenues derived from our generation units
•	A breach to our energy supply agreements with CAMMESA may, ultimately, cause the termination of such agreements, which could adversely affect our operational results
•	Revenues from Greenwind, PEPE II and PEPE III depend on meteorological conditions and the ability to contract the energy to be produced by the wind farms to WEM Large Users
•	Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our operational results
•	Operational difficulties could limit our ability to generate electricity, which could adversely affect our operational results
•	We may no longer own a controlling interest in HINISA, if the Province of Mendoza sells its participation in HINISA
•	We could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses
•	Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program
•	The guarantees granted by the Company to its affiliates could be enforced, which could have an adverse effect on results of our operations
•	Events that affected PEPE II and PEPE III or similar events may occur in our energy projects
•	We may face competition in the electricity sector and related industries
•	Risks arise for our business from technological changes in the energy market
•	If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, our results of operations and financial condition could be materially adversely affected
•	Delays in obtaining the required permits and authorizations for new power generation projects may affect the estimated entry into commercial operations and affect the expected revenues from such projects. Moreover, penalties and fines may apply
•	Electricity demand may be affected by price increases, which could lead power generators such as the Company to record lower revenues
•	The generation activity involves the handling of dangerous elements such as fuels that have an associated potential risk for premises and people

Risks Relating to our Oil and Gas Business

•	Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework
•	Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked
•	Oil and gas reserves in Argentina are likely to decline
•	Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition
•	Export duties and import regulations on our products negatively affected the profitability of our operations
•	Oil and gas prices and sale conditions could affect our level of capital expenditures
•	Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results
•	We may not be the operating partner in all of the joint arrangements (joint operations for accounting purposes) in which we participate, and actions undertaken by the operators in such joint arrangements could have a material adverse effect on the success of these operations
•	We conduct most of the operations through joint arrangements (joint operations for accounting purposes), and our failure to resolve any material disagreements with our partners or to continue such joint arrangements could have a material adverse effect on the success of such operations
•	Our failure to comply with our commitments to make certain investments could negatively affect our operational results
•	Oil and gas activities are subject to significant economic, environmental and operational risks
•	The Argentine Government could alter and delay payments to natural gas producers under key government programs
•	Unless we replace our oil and gas reserves, such reserves and production will deplete over time
•	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate
•	We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves
•	We may incur significant costs and liabilities related to environmental, health and safety matters
•	Limitations on local pricing in Argentina may adversely affect our operational results
•	The Company is exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Risks Relating to our Shares and ADSs

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs
•	ADS holders’ ability to receive cash dividends may be limited
•	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions
•	Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings
•	Our shareholders may be subject to liability for certain votes of their securities
•	Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our shares or ADSs to adverse U.S. federal income tax consequences.

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

In 2020 a new global financial crisis began as a result of the Covid-19. The stock market crash, which began in late February 2020 and intensified throughout 2020 and 2021, affected and continues to affect all stock markets in the world. The continued impact of Covid-19 on sectoral economic activity cannot be measured.

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

The Argentine economy is a vulnerable economy and any significant decline may adversely affect our business, operational results and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions: (i) according to the data published by the INDEC in 2021 and 2022, for the years ended December 31, 2020 and 2021, Argentina’s real GDP decreased by 9.9% compared to the year ended December 31, 2019 and increased by 10.3% compared to the year ended December 31, 2020, respectively; (ii) continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth; (iii) inflation remains high and may continue at those levels in the future; (iv) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (v) protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy; (vi) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vii) unemployment and informal employment remain high; and (viii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

Additionally, the Argentine Peso has been subject to significant devaluation against the U.S. Dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the “BCRA, which have also shown significant fluctuations in recent years. As of February 10, 2022, the international reserves of the BCRA totaled US$37,233 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 22.1% against the U.S. Dollar during the year ended December 31, 2021 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2020, 2019 and 2018, respectively).

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

The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our operational results and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

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

As a consequence of the Covid-19, the estimated contraction in the world’s economy for 2020 was 3.5% according to what both the IMF and the Organization for Cooperation and Economic Development expressed. Additionally, the IMF published that the impact of Covid-19 on the world’s economy affects both the supply and the demand side. On the supply side, the virus increases not only morbidity and mortality, but also the efforts and measures taken by governments and companies to combat these effects, which lead to restrictions in freedom of movement, higher operating costs due to the reduction in the supply chain and the tightening of credit. On the demand side, the uncertainty that the virus generates, precautionary behaviors, quarantine efforts and high financing costs all reduce the possibility of spending money. According to a report published by the IMF in April 2021, despite the global recovery in 2021, the pandemic has not been defeated and virus cases are growing in many countries. Different parts of the world are currently experiencing divergent virus case growth rates which leads to recoveries also diverging dangerously between and within countries. (See “—The emergence and spread of a pandemic-level disease or threat to public health, such as the Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations” below).

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and common shares.

The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition

On February 24, 2022, the President of Russia, Vladimir Putin, announced a military operation in the eastern Donbas region of Ukraine and began a full-scale invasion of the country.

The invasion received widespread international condemnation, with worldwide protests against the Russian invasion of Ukraine. The United States, the United Kingdom and other countries of the European Union imposed economic sanctions on Russia—such as the exclusion of certain Russian banks from the SWIFT financial system, airspace restrictions, export restrictions of Russian oil and gas, among others—which could eventually affect the supply of oil and gas from this country, and trigger higher inflation and market shocks.

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to the availability of certain commodities, commodity and futures prices and the supply chain globally. Rising wheat prices have raised tensions in countries like Egypt, which rely heavily on wheat exports from Russia and Ukraine, and sparked fears of social unrest. On the other hand, Russia is the second largest oil exporter in the world and the largest producer of natural gas, causing the world oil prices jumped over US$110 per barrel, and the cost of natural gas reached a new record high in Europe. In this sense, in Argentina, the natural gas supply for this next winter may be affected, with negative effects on the energy generation, especially for industries. The shortage on natural gas may adversely affect our generation dispatch assets.

Although up to the date of this annual report the conflict is regional in nature, the possible involvement of other member countries of the North Atlantic Treaty Organization could result in a transnational conflict, which could significantly affect the world economy and Argentina and, therefore, our operational results. Volatility in oil and other commodity prices may adversely affect the Argentine economy and our business. The materialization of some or all of these risks, as well as the events that arise in the main regional partners, including the member countries of Mercosur, could have a material negative effect on the Argentine economy, on the interest of investors in Argentine companies, and, indirectly, on our business and operational results.

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

If the high levels of inflation continue, the Argentine economy and our operational results could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. According to data published by the INDEC, CPI rates for January, February and March 2022 were 3.9%, 4.7% and 6.7%, respectively; rates for July, August, September, October, November and December 2021 were 3.0%, 2.5%, 3.5%, 3.5%, 2.5% and 3.8%, respectively; and rates for July, August, September, October, November and December 2020 were 1.9%, 2.7%, 2.8%, 3.8%, 3.2% and 4.0%, respectively. For more information, please see “—The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company” below. The National CPI variation was 50.9% in 2021, 36.1% in 2020 and 53.8% in 2019. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could, in turn, adversely affect our operational results

The Argentine Peso suffered important fluctuations during the last four years: as compared to the U.S. dollar, it depreciated by more than 102.2% in 2018, approximately 58.9% in 2019, 40.5% in 2020 and 22.1% in 2021. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Argentine Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our businesses, our operational results and the market value of our ADSs, including as measured in U.S. Dollars.

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

In 2014 the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2021 was 50.9%.

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

On January 28, 2022, Argentina signed an agreement with the IMF to refinance more than US$40 billion in debt, contracted in 2018 with this institution. The main measures agreed are related to the reduction of public spending and subsidy rates, focused on the energy sector. The agreement was approved by the Argentinean Congress and by the Board of the IMF.

Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina's finances and economic development.

Our company cannot predict how this new agreement and the policies developed based on it will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (Covid-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. The virus rapidly spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina, causing traffic consequences for many people. Global efforts to stop the virus are also having major economic consequences.

The Executive Branch of the Argentine Government issued Decree No. 260/2020 on March 12, 2020, which declared a public health emergency for a period of one year (currently extended until December 31, 2022) and established a mandatory quarantine, which was extended several times, affecting our ongoing expansion projects, which were later included as an essential activity. For more information, please see “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the Covid-19 Outbreak” and “Impact of the Covid-19 outbreak on our Operations”.

To date, the outbreak of the coronavirus has caused significant social and market disruption. The long-term effects on the global economy, Argentine economy and the Company of the coronavirus pandemic, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety, collapse in the demand for our products and reduced sales in the impacted geographic locations. Furthermore, the crisis caused by Covid-19 resulted in a decrease in the demand for crude oil, mainly in the second and third quarters of 2020, since industrial and domestic activity slowed down in many countries due to control measures. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing Covid-19 outbreak, may have a material and adverse effect on our business operations, financial condition or operational results.

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

The Company is currently considering available alternatives to mitigate the effects this outbreak may have on its operations and ongoing projects, as well as with regards to measures adopted by the Argentine Government, which so far have resulted in a slowdown in economic activity that has further adversely affected economic growth in Argentina in 2020 and 2021, to a degree that we cannot quantify as of the date of this annual report. For more information on the measures adopted by the Argentine Government. For more information, please see “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the Covid-19 Outbreak” and “Impact of the Covid-19 outbreak on our Operations”.

We cannot affirm that the current Covid-19 outbreak will not cause a material adverse effect in our businesses and operational results, as well as a decrease in the market value of our shares and corporate bonds.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and operational results

In the recent past, the Argentine Government directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movement or other measures in response to an eventual capital flight or a significant depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government’s public finances, as has occurred in the past, generating an adverse effect in the Argentine economic activity and, as a consequence, adversely affect our business and operational results and cause the market value of our ADSs and our common shares to decline. For more information, please see “Item 10. Additional Information – Exchange Controls”.

Furthermore, on July 15, 2021, the Argentine Government issued Decree No. 389/2021, which, among other measures, partially repealed the provisions related to the restructuring of the assets of the energy sector of the National State provided for in Decree No. 882/ 17, within the framework of which, among others, the sale and transfer by IEASA of CTEB's goodwill was carried out. For more information, see “Item 4. Information on the Company – Generation”. In this regard, the Company cannot be sure that in the future the Argentine Government will not initiate actions or attempt to intervene or dispose of the assets of the National State that have been assigned, sold and/or transferred within the framework of Decree No. 882/17, which could adversely affect the business, financial situation and results of operations of the Company and, in particular, the assets of CTB.

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

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products

There are certain restrictions in Argentina that affect corporations’ ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market (dollar “MEP” or “cash with liquidation”), which increased during 2021, was a gap of approximately 92.56% as of December 31, 2021. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, or affect in other ways our business and our operational results, or cause the market value of our ADSs and our common shares to decline.

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

Argentine public expenditure may generate negative consequences for the Argentine economy

Public expenditure has significantly increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its high public expenditure, including, among others, using the resources of the Central Bank and the ANSES to fund its financial needs, and implementing an expansionary monetary policy that increased inflation levels. Primary deficit may increase in the future if public expenditure continues to increase faster than the Argentine Government’s revenues. A greater fiscal deficit may generate further complications for the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more Argentine corporations’ access to those markets. For more information, please see Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.”

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the result of our operations.

There is no certainty as to the effects that the measures that the Argentine Government may adopt in order to resolve the crisis in the energy sector will have on our business operations, financial condition or results of operations.

The energy sector was one of the sectors most affected by the economic policies that the Argentine Government adopted from the crisis of 2001 onwards. At that time, a freeze on natural gas and electricity rates was imposed, which disincentivized investments in the sector. The Argentine government tried to boost investment by subsidizing energy consumption, but these measures were ineffective and caused both oil and gas production and electricity generation, transmission and distribution to stagnate, while consumption continued to grow. The energy crisis led to a scarcity scenario. The National Government’s response was to increase energy imports, generating adverse consequences for the trade balance and the international reserves of the BCRA.

The Macri administration declared a state of emergency with respect to the national electricity system in order to correct distortions in the sector and stimulate investment. The state of emergency allowed the National Government to adopt measures designed to stabilize the country’s electricity supply, such as eliminating certain energy subsidies and implementing significant adjustments to electricity rates to reflect generation costs. However, some measures of the Macri administration were challenged by the Argentine courts and resulted in injunctions or rulings that limited these measures, such as the injunction that suspended the increases in electricity rates implemented as of February 1, 2016 and holding a series of non-binding public hearings prior to approving the increases.

On May 21, 2021, Resolution No. 440/21 issued by the SE was published in the Official Gazette through which certain aspects of the remuneration scheme established by the SRRYME were modified through Resolution No. 1/19, effective as of as of February 1, 2020 and later modified by Resolution No. 31/2020. The new resolution establishes an increase in remuneration of around 29% retroactive to February 2021, and also eliminates the monthly adjustment contemplated in Resolution No. 31/2020.

On April 21, 2022, the remuneration scheme was modified by SE Resolution No. 238/22 that establishes a 30% increase in remuneration retroactive to February 2022 and a new 10% increase to be applied as from June 2022. It also eliminates the use factor used to calculate generators remuneration and the temporary energy export’s remuneration. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

The failure to adopt new measures to correct problems in the generation, transportation and distribution of energy in Argentina could adversely affect the economic situation of Argentina and the business, financial condition and results of operations of the Company. Pampa cannot guarantee that the Argentine Government will not adopt measures that would have an adverse effect on the Company’s business and/or that the measures adopted by the Argentine Government will be sufficient to restore energy production in Argentina.

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

The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors

In the past, the National Government has promoted and adopted laws and collective labor agreements that imposed on private sector employers the obligation to maintain certain salary levels and provide additional benefits to their employees. In addition, employers have come under strong pressure from their employees and from unions to grant wage increases and other benefits.

We cannot be sure that in the future the Argentine Government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations (For more information, see “We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business”).

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

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations. Consequently, the number of suppliers available for our operations may be reduced which could in turn have an adverse effect on our commercial activities and results of operations.

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

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and operational results and affect the trading price of our common shares and ADSs.

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

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law No. 25,561 and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Over the years, the Argentine Government adopted several measures in connection with tariffs on public services. One of the first measures of the current administration was to enact the Social Solidarity and Productive Reactivation Law, which, among other measures, established a 180-day freeze in energy and natural gas tariffs and the relaunching of RTIs (this period has been extended by Decree No. 543/2020 and Decree No. 1020/2020 until the RTI process concludes or the transitional tariff increase is put into effect). The law also enabled the President to intervene in the activities of the regulatory authorities (ENRE and ENARGAS), which occurred in March 2020 by Decrees No. 277/2020 and 278/2020, and in December 2021 by Decree No. 871/21. Moreover, Resolution SE 31/2020 modified the power generation segment’s remuneration scheme and established prices denominated in Argentine Pesos (formerly denominated in U.S. Dollars) and reduced such prices in different proportions according to the technology employed. On May 21, 2021 Resolution SE No. 440/21 modified Resolution SE No 31/20 and increased generators revenues by 29%; moreover, it repealed the application of the adjustment mechanism established in the previous resolution. The new resolution is applicable from February 2021, provided that the generator desists from any administrative or judicial claims against the lack of application of the automatic adjustment mechanism established in Resolution SE No. 31/20. For more information, please See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business

The sectors in which we operate are generally unionized across the country. As of December 31, 2021, 53.58% of our workforce was represented by unions under collective bargaining agreements. Although our relations with trade unions have been historically stable, we cannot be sure that we or our operating subsidiaries will not experience work stoppages or disruptions in the future, which could have material adverse effects on our business and revenues. A primary reason for this is that our collective bargaining agreements are negotiated on an annual basis. As such, we are unable to guarantee the continuity of current terms and conditions in subsequent collective bargaining agreements, nor that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or are subject to strikes or work stoppages, our operations, financial condition and the market value of our shares and ADSs could be materially affected in an adverse way.

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

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected

Our revenues are mainly collected in Argentine Pesos. We are exposed to an exchange rate risk of Peso-denominated trade receivables related to power generation segment’s remuneration scheme established by Resolution SE 440/2021 (now Resolution SE 238/2022 as from February 2022. For more information, see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”). Furthermore, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine Peso, may have a material adverse effect on our financial condition and results of operations.

We and our affiliates are involved in various legal proceedings which could result in unfavorable rulings against us

We and our affiliates are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor and responding to the demands of litigation may divert our management’s time and attention and our financial resources. See “Item 8. Legal Proceedings”.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, operational results and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business related systems, such as Supervisory Control and Data Acquisition and DCS Software, Inc. Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our business, we have increasingly connected equipment and systems to the internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, fraud, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could experience disruption of our business operations, fraud, property damage and stolen customer information; substantial loss of revenues, response costs and other financial loss; and increased regulation, litigation and damage to our reputation. Our power generation operations are partially connected to the manufacturer systems for maintenance and control purposes. An attack on such third parties may affect our operations and information.

In 2021, the Company carried out the following measures: (i) for the fourth consecutive year, an annual cybersecurity training plan for all its employees with the aim of deepening awareness and learning regarding risks, threats and good practices in information security, where different interactive initiatives were carried out in relation to risks, threats and good practices in security matters; (ii) a cybersecurity assessment on our assets to determine the current level of maturity, compared to the last one carried out in 2019 (sustained growth was evident since security levels went from a Medium-Low level to a Medium level according to NIST metrics (NIST Cybersecurity Framework)); (iv) disaster recovery plans for both the administrative and control environments, in order to be prepared and recover operations in the event of disasters that could put the normal operation of the Company on hold; and (v) the development of a process for the management of security incidents in order to identify, manage, record and analyze security threats or incidents that occur in the organization. Through these measures, the Company seeks to offer a solid and complete vision of any cybersecurity problem in both administrative and control environments.

During 2021, we were the target of different cybersecurity threats, but they did not result in a significant loss or a negative impact on our operations since no attack attempt achieved its objective due to the measures implemented by the Company. The Company's risk and exposure to these events cannot be fully calculated or mitigated due, among other things, to the evolution and nature of these threats.

In addition, while we have not experienced any material loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack (either targeting us or third-party infrastructure) could adversely affect our business, operational results and financial condition.

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

Moreover, we are subject to a broad range of environmental legislation, both in Argentina and in other countries where companies we have interests in are located. Local, provincial and national authorities in Argentina and other countries where companies we have interests in are located may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operations in Argentina could significantly increase the costs of our activity.

We cannot predict the effects of the implementation of any new environmental laws and regulations on our financial condition and operational results.

CAMMESA could alter and delay payments to power generators and fuel producers

Electricity generators receive, through CAMMESA, payments corresponding to the power availability and the energy effectively supplied to the spot market and under the contracts with CAMMESA. There is a deficit between the inflows from electricity distribution companies and large users and outflows payable to generation and fuel production companies. The Argentine Government has covered such deficit through non-reimbursable contributions from the treasury to CAMMESA. If these treasury contributions are shown not to be enough to cover all of the generators and fuel producer’s claims against CAMMESA, CAMMESA’s payable account would grow over time. As of the date hereof, there is still a portion of the generation costs that is covered by the Argentine Government (approximately 47% during the year 2021, according to estimations of CAMMESA). We cannot assure you that the portion of the generation costs not covered by retail distributors’ end-user will not increase in the future or that CAMMESA will be able to pay the generators and fuel producers for its debts. The generators and fuel producers’ inability to collect their receivables from CAMMESA could have a material adverse effect on their income, working capital funding and, consequently, on their operational results and financial and liquidity condition. For more information, please see “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the Covid-19 Outbreak”, “Impact of the Covid-19 outbreak on our Operations and “The Argentine Energy Sector—Electricity Regulatory Framework”.

Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the relevant indebtedness and require us to immediately repay all such accelerated indebtedness. In addition, a significant part of our outstanding financial indebtedness includes certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even we, would be qualified to file for bankruptcy, or we would be able to file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, certain of our outstanding financial indebtedness also includes cross-default or cross-acceleration provisions that could cause all of our indebtedness to be accelerated if the indebtedness including the expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but if those waivers are not timely obtained and an immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our operational results and cause the market value of our ADSs to decline.

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

Our businesses are subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance

Our power generation facilities, pipelines and hydrocarbon blocks or the third-party fuel transportation or power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and are subject to caps per event. In addition, any of these events could cause adverse effects on the demand of some of our customers and of consumers generally in the affected market. Some of these considerations could have a material adverse effect on our business, financial condition and our result of operations.

Additionally, our facilities are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfill our contractual commitments. Any unplanned unavailability of our facilities may adversely affect our financial condition or operational results and our ability to fulfill our contractual commitments, so we could be subject to fines and penalties. For example, in June 2019, Argentina suffered a general blackout which hindered the operation of our facilities. Although our power generation units, power transmission and electricity distribution[1] grid did not suffer any damage, we cannot guarantee that any other event in the Argentine grid would not affect our units and consequently their availability to fulfill our contractual commitments and our operational results.

Our activities may be adversely affected by events in other countries in which we do business

Although most of our operations and activities are concentrated in Argentina, we have investments in other countries in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist policies. The level of government intervention in the economy of Latin American countries has adversely affected our business and operational results, and it may adversely affect it in the future.

The national antitrust authorities could decide not to approve the acquisition of the CTEB

On May 29, 2019, the Company, after having made a joint offer, received a notification from IEASA, in which Pampa and YPF, were awarded the National and International Public Bid No. CTEB 02/2019, which was launched through Resolution No. 160/19 of the Secretary of Government of Energy, regarding the sale and transfer by IEASA of the goodwill of the CTEB (the “CTB Transaction”), for which closing was on June 26, 2019. As of the date of this annual report, the CTB Transaction has not been approved by the national antitrust authorities. In the event that the CTB Transaction is not approved, the business, the financial situation and the results of the operations of the Company could be substantially and adversely affected, and the Company could even be forced to reverse and unwind the CTB Transaction and undo all its effects.

We and our subsidiaries continue evaluating investment projects to expand our activity, which could imply an increase in our indebtedness

Some of our and our subsidiaries’ investment projects could be guaranteed by Pampa, incurring additional guaranteed debt. Therefore, if we declare bankruptcy or are liquidated, the guaranteed lenders will have priority over the claims for payment of our notes to the extent of the assets that constitute their guarantee.

If assets remain after the payment of the guaranteed lenders, those assets could be insufficient to satisfy the credits of the holders of our corporate bonds and other unsecured debt, as well as the credits of other general creditors who will be entitled to participate pro rata with the holders of our corporate bonds.

Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition

Global climate change creates new challenges for the energy industry and its adverse effects are a common concern of humanity. Consequently, the United Nations and several countries have adopted, or are evaluating the adoption of new measures and/or regulatory requirements for the mitigation or reduction of GHG emissions in the atmosphere, such as taxes on carbon, raising efficiency standards or adopting cap and trade regimes. Certain mitigation actions could require radical changes to development models, such as the transition from the use of conventional energy sources to the use of renewable energy sources, which reduce environmental pollution, contribute to sustainable development and avoid global warming since the GHG emissions of renewable energy sources are usually very low.

[1] Divested in June 2021.

The risks associated with climate change involve severe weather events; legal and regulatory risks, including eventual litigation with respect to environmental damage and climate change; market risk; reputational risk with investors; lower consumption of fossil fuels; and energy transitions in the global economy towards a lower carbon energy matrix with the inclusion of substitute products for fossil fuels and greater use of electricity, which may cause a negative impact on the demand for our products in the long term and could have an adverse effect on our results of operations.

The Argentine Government is carrying out different strategies to combat climate change with the help of the United Nations Development Program. For example, in 2006, Law No. 26,190, as amended, established a legal framework that promotes an increase in the participation of energy from renewable resources in electricity consumption in Argentina. Likewise, in 2019, the Argentine Government focused on implementing policies, programs and projects in order to prevent, mitigate or reduce impacts associated with climate change. If the Argentine Government adopts additional measures, such measures could generate higher production costs, negatively impacting our competitiveness. Likewise, the Argentine Government can modify the demand for hydrocarbons towards relatively low-carbon sources, such as renewable energies. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. We cannot assure you that other regulations or measures that may be adopted by the Argentine Government will not have an adverse effect on our business and our results of operations.

The progress and challenges of the energy transition could have a significant adverse effect on the Company if it is unable to keep up with the pace of the global energy transition and allocate its resources towards efficient energy sources and resources to address the concerns related to climate change, which could have a material adverse effect on the results of our operations and our financial condition.

Uncertainty relating to the LIBOR transition process and the phasing out of LIBOR may adversely affect us.

On July 27, 2017, the Chief Executive of the FCA, which regulates the LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calibration of LIBOR to the administrator of LIBOR after 2021. Also, sterling, euro, Swiss franc and Japanese yen LIBOR panels, as well as panels for 1-week and 2-month US dollar LIBOR, have already ceased as of December 31, 2021, with the remaining US dollar LIBOR panels ceasing at end-June 2023. We have some financings that are indexed to LIBOR. We cannot predict whether and to what extent LIBOR will be supported or whether any additional reforms to LIBOR may be enacted. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR (with the exception of overnight repurchase agreements, which are expected to be based on the SOFR. When LIBOR rates are no longer available, and we are required to implement substitute indices for the calculation of interest rates under our financings, we may experience expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our results of operations.

Risks Relating to Our Businesses

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from dispatch, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. Consequently, our dispatch may be affected. Moreover, if our wind farms projects cannot achieve dispatch priority, we may face energy sale curtailments. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated operational results and financial condition and the market value of our shares and ADSs. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company

Until 2016, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led to power shortages and disruptions, on certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during the following years, which increased the installed capacity, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the users and reduce the frequency of interruptions.

The dispatch of electricity by generators could be substantially and adversely affected since the transmission line may lack sufficient capacity to transport the output of all connected power plants. As a result, our operational results could be affected, as well as our financial condition.

We cannot affirm that we will not experience a lack of dispatch from our units or government intervention could not adversely affect our businesses’ financial condition and operational results and cause the market value of our ADSs and our common shares to decline.

Changes in certain regulations may require the adjustment of the facilities of our power plants that may require new investments or may affect the dispatch of our generators

Certain regulations, particularly those related to the environment (e.g. emissions prohibitions to use certain consumables or materials, etc.) and public safety (e.g. public roads and railway crossings), may vary from time to time which may require adjustment and work on our power plants. We cannot assure you that these kind of measures or any future measure will not lead to us record lower revenues and operational results as a result of the new investments or lack of availability or dispatch until such investments are made.

Additionally, pursuant to Note No. 5,129/13, the former SE instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. On the other hand, the new dispatch scheme established as a consequence of Plan Gas.Ar may also affect the dispatch and variable income of our power plants. This new dispatch scheme divides the dispatch of thermal generators in five categories according to the source of the natural gas supply and modifies the previous cost-based dispatch. Consequently, our power plants dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. Such modifications or any other modifications or any other measures may result in a lower dispatch of our generators, and our generation business may record lower operating profits than we anticipate and, in turn, such modifications could adversely affect our operational results and financial conditions. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

We cannot provide any assurance that the above mentioned measures aimed at reducing the debt of distributors and large users will have a positive effect on CAMMESA’s payments or that any new measures will be implemented, that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds of the National Treasury to cover any differences or that CAMMESA will be able to pay generators, both with respect to energy and capacity sold in the spot market. In fact, since November 2019, payments from CAMMESA, which should be settled within 42 days from the end of the month, have been delayed and have been settled within approximately 80 days instead (except for RenovAr agreements which are paid in a timely manner and have FODER’s guarantee). Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market (except for the Energy Plus program and MAT ER), the revenues of electricity generators will depend on the payments received from CAMMESA. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”. Moreover, no electricity exports are allowed to private generators, while CAMMESA does export electricity to countries such as Brazil (under certain bilateral agreements), dispatching Argentine private generators. Although the SE granted spot market generators a temporary additional payment which was repealed as of February 2022 (See “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”), we cannot assure you that such revenues will repeat in the future.

Our generation units, which sells its production under the Energy Plus regime and MAT ER, collect their revenues, mainly, from WEM Large Users. The Covid-19 outbreak, economic crisis and/or a failure of such customers to their payment obligations may affect our revenues.

The inability of generators, including us and certain of our subsidiaries, to collect their credits from CAMMESA or WEM Large Users, or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our operational results and financial condition and the market value of our shares and ADSs.

New measures encouraging renewable energy generation projects may affect our generation sales

Law No. 27,191 was enacted on October 15, 2015, determining, among other things, that by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute required wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8% by December 31, 2017. The percentage of domestic energy demand required to be covered by renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects. As of December 31, 2021, 12% of the domestic energy demand was covered by renewable sources of energy.

Additionally, under Resolution 281/2017 the ME&M regulated the contracts for energy of renewable sources among WEM agents. Such resolution allows GUMA to purchase their total energy demand from a generator of renewable sources that made an investment in generation (see “Item 4. Our Generation Business—Renewable Energy”). However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generation sales, particularly sales under the Energy Plus regime, which, in turn, could adversely affect our operational results and financial condition.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas (and other fuels), and fluctuations in the supply or price of gas could materially adversely affect our operational results

The supply or price of gas used in our generation business has been and may from time to time continue to be affected by, among others, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply in the event of a shortage in domestic production.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced or if CAMMESA does not provide gas to our generation facilities (given the recent measures that returned to a centralized natural gas supply by CAMMESA), our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, WEM supply agreements under Energía Plus and SEE Resolution 287/17 also require that the generator covers its fuel supply. Although our generators have recently agreed to assign their natural gas supply to cover such obligations to CAMMESA, such assignment might terminate and, consequently, if we cannot guarantee our fuel supply, penalties under such supply agreements may apply, which, together with a lower production of the relevant generation units, could adversely affect our operational results. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Penalties may be applied under our energy supply agreements with CAMMESA which may adversely affect the revenues derived from such contracts or from our generation units

We have executed several energy supply agreements with CAMMESA in which a breach of our commitments allows CAMMESA to apply penalties to us that may adversely affect the revenues derived from such contracts, such as: (i) a breach of the availability commitments set forth in our WEM supply agreements under SE Resolution No. 220/2007, SEE Resolution No. 21/2016 and SEE Resolution 287/17 allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results; (ii) a breach of the energy delivery commitments set forth in Greenwind’s PPA allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, which in turn may adversely affect our results; and (iii) a breach of PEPE III’s Expansion Project obligations to enter into commercial operations by the committed date in the process for obtaining the priority dispatch as established in Resolution ME&M No. 281-E/17 may result in the loss of the priority dispatch with no claim for the payments made in consideration of such priority. For more information, please See “Item 4. Our Generation Business—Renewable Energy” and “Electricity Regulatory Framework”.

Penalties and or other sanctions may be applied for breaches to applicable regulation or for not having in a timely manner the required permits for the operation of our generation units, which may adversely affect the availability and revenues derived from our generation units

Our generation units are subject to an extensive regulation from local, provincial and national authorities. A breach to such regulation or to obtain and keep in a timely manner the relevant permits and authorizations may result in fines and other sanctions which affect our operational results.

For instance, in CPB we use seawater to refrigerate the generation units. According to applicable provincial law, such activity requires a concession to be granted by the provincial government. We consulted the regulatory authorities who informed us that, according to their files, no such concession has been granted to us. The penalties for such infringement may vary from the application of a maximum Ps.50,000 fine to the closing of the plant. While we consider that the likelihood of any such penalties being imposed is low, we cannot assure you that the operation of CPB would not be affected if such penalties were to be imposed.

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

Moreover, PEPE II and PEPE III depend on their ability to have their estimated energy generation fully contracted with WEM Large Users and for each project to maintain its priority dispatch. If a project loses its priority dispatch, its ability to contract its energy generation could be impaired. Moreover, if the energy generation is not contracted with WEM Large Users, then such energy will be remunerated according to SE Resolution 31/20 which establishes lower prices. The ability to contract the projects’ energy generation may also be impaired by regulatory measures taken by CAMMESA or the relevant authorities. For example, measures that affect WEM Large Users to exit the “Group Purchase Mechanism” (Mecanismo de Compra Conjunta), a mechanism by means of which WEM Large Users may comply with their statutory obligations to purchase renewable energy from CAMMESA, would result in lower demand for renewable energy from MAT ER projects and, therefore, potentially affect our operational results.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our operational results

Prevailing hydrological conditions could adversely affect the operations of our hydroelectric generation plants owned by HINISA, HIDISA and HPPL, in several ways which we cannot fully predict. Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor. The worst conditions were registered in 2014, in which the water intake at HINISA and HIDISA available for electricity generation was 62% and 64% lower, respectively, as compared to 2006. A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the Argentine Government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated operational results, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

This risk extends to our thermal generation plant CTIW which is constructed on CPB’s real property.

Our profits may be affected by our failure to fulfill the requirements of the Energy Plus Program or by the modification or the cancellation of such program

If we do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, the non-compliant party would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable to the spot market, which could affect our revenues. In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it mandated us to sell our uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015 (currently SE Resolution 238/2022 - ).

In Note No. 567/07, as amended, the SE established the CMIEE as a maximum fee for WEM Large Users for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to GUMAs and GUMEs is equal to the higher between 1200 Ps./MWh or the transitory dispatch overcharge and for GUDIs of 0 Ps./MWh. The CMIEE implies an indirect maximum limit of one of the components of the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators could be exacerbated if the Peso continues to devalue. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a decline in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

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

Events that affected PEPE II and PEPE III or similar events may occur in our energy projects

After PEPE II and PEPE III began their commercial operations, certain defects were evident in the blades of their wind turbines, which led to their inability to be used. Many of the blades had to be replaced. Although the Company and the wind turbine supplier took all necessary measures to replace and repair the defects, we cannot assure the full effectiveness of such repairs or that such defects or other defects do not arise in the future, for example in PEPE III’s Expansion Project, which in turn may affect the operations of the Company's wind farms and have an adverse effect on the business, our financial condition, operational results or our ability to pay our debts.

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

If in the future we are not in a position to renew our PPAs or execute new PPAs, or if such PPAs are unilaterally modified or resolved, our results of operations and financial condition could be materially adversely affected

We have executed several energy supply agreements with CAMMESA under SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution 287/17 and Renovar Programs. In 2021, two of these energy supply agreements with CAMMESA expired: (i) the 10-year term contract for CTP expired in July 2021; and (ii) the 10-year term contract for CTLL expired in October 2021 (210 MW in total). Such PPAs could not be renewed. Moreover, the 10-year term contract for CTEB expires in April 2022 (567 MW). Consequently, energy not committed under sales contracts with CAMMESA will be remunerated at the Spot market, currently, under SE Resolution No. 238/22. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

Delays in obtaining the required permits and authorizations for new power generation projects may affect the estimated entry into commercial operations and affect the expected revenues from such projects. Moreover, penalties and fines may apply

Our expansion projects require several permits and authorizations to be obtained at scheduled dates in order to accomplish entry into commercial operations at the estimated dates. We have recently experienced several delays from competent authorities in the issuance of such permits and authorizations.

We cannot assure you that, even when fulfilling all and any legal requirements, the relevant permits would be granted as scheduled. Delays in the entry into commercial operations may result in penalties, loss of sales and increased costs and payments, which would affect our operational results.

Electricity demand may be affected by price increases, which could lead power generators such as the Company to record lower revenues

During the economic crisis between 2001 and 2002 in Argentina, the demand for electricity was reduced. This reduction was due to the general decrease in economic activity and the difficulty of many consumers in paying their electricity bills. However, in the following years, electricity demand grew significantly: an average year-on-year increase of 3.5% was recorded in total between 2002 and 2017 (despite a drop in 2009), according to information provided by CAMMESA. This increase in electricity demand was mainly driven by the relatively low cost, in real terms, of electricity for consumers due to subsidies from the Argentine Government.

In 2019, the Social Solidarity and Productive Reactivation Law was enacted, which, among other measures, established a freeze on energy and natural gas rates and the re-launch of a comprehensive rate review for a term of 180 days and empowered the Power Executive to administratively intervene in the ENRE and the ENARGAS. Likewise, Resolution (SE) 31/2020 was issued, which modified the remuneration scheme of the energy generation segment and established prices denominated in Pesos (previously denominated in Dollars) and reduced said prices in different proportions depending on the technology. For further information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Additionally, in response to the Covid-19 outbreak, the Argentine Government issued DNU No. 311/2020, which established that, among other companies, the providers of public services of electricity, network gas and running water, may order the suspension or cut of the respective services to certain users, in case of delay or non-payment of a certain amount of consecutive or alternate invoices, including users with notice of cut in progress, whose measure was extended until December 31, 2020. We cannot be sure of the effects that measures adopted by the Argentine Government will have on the electricity demand.

We cannot guarantee that the measures to be adopted or other measures or regulations that may be adopted in the future by the Argentine Government in relation to tariffs could not have a significant adverse effect on our business, our operational results and our financial situation, or that a new public emergency law will not be sanctioned in the future. We cannot assure you that the regulatory obligations to which the Company is subject will not be further increased, including, but not limited to, higher taxes, unfavorable alterations in rate structures and other regulatory obligations, compliance with which could increase our costs and have a direct negative impact on the results of our operations and our financial condition.

The generation activity involves the handling of dangerous elements such as fuels that have an associated potential risk for premises and people

Although the Company complies with all standards and best practices related to environmental safety, an accident involving the materials with which the Company operates could have consequences of environmental impact, damage to industrial facilities, and damage to people, causing a damage to the Company due to the possible unavailability of the equipment and, consequently, could affect our financial condition and our operational results.

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

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25, 30 or 35 years, depending on the concession, as from the date of their award, and further provides for the concession term to be extended for periods of ten additional years, subject to terms and conditions approved by the grantor at the time of the extension. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

We cannot assure you that our concessions will be extended in the future as a result of the review by the relevant authorities of the investment plans submitted for such purposes, or that additional requirements to obtain such concessions or permits will not be imposed. With respect to the CENCH for the Sierra Chata block and the committed investment project, a consortium made up of the Company and Mobil Argentina S.A. has continued negotiations with the Province of Neuquén to settle a readjustment proposal for the current investment plan with the aim of reaching an agreement that allows for the continuity of activities in the CENCH. For more information, see Note 18.2 to our Consolidated Financial Statements.

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our operational results and financial condition

A significant amount of our revenue is derived from crude oil, oil products and natural gas sales. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; storage capacity and global and local conflicts or acts of terrorism. We have no control over these factors. Although crude oil prices had maintained an increasing trend in recent years, at the beginning of 2020 the conflict between Saudi Arabia and Russia, which was magnified with the effects of the global crisis caused by Covid-19, resulted in a collapse of crude oil prices. For more information, please see “The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operation” and “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the Covid-19 Outbreak” and “Impact of the Covid-19 outbreak on our Operations”. Recently, due to the conflict between Russia and Ukraine (See “The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition”), and the fact that Russia is the second largest oil exporter in the world and the largest producer of natural gas, world oil prices jumped over US$110 per barrel, and the cost of natural gas reached a new record high in Europe.

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

Export duties and import regulations on our products negatively affected the profitability of our operations

On August 22, 2018 the Argentine Government issued a new Natural Gas Exportation Procedure regulating the process to obtain the authorizations needed to export natural gas. Afterwards, on September 4, 2018, the Argentine Government published Decree No. 793/2018 which imposed an exportation duty on several goods including natural gas until December 31, 2020. The exports duty consists of a Ps. 4 tax on every US$1.00 worth of exports, with a maximum tax rate of 12% on the value of exports. Thereafter, the Social Solidarity and Productive Reactivation Law modified the prior exportation duties for hydrocarbons that are commercialized in the external market. Additionally, since the effective date of the Decree No. 488/20 (Barril Criollo), exports of oil, natural gas and liquefied gas have been exempt from export duties as long as the price of Brent published by the SE at the close of each month was equal to or lower than US$45/bbl. However, the export duty rate was subject to a gradual increase up to 8% as the reference price rose, which rate was to be applied if the price was equal to or higher than US$60/bbl. On April 27, 2021, through the Resolution No. 360/2021, the SE created a new natural gas exportation procedure regulating the procedure for obtaining natural gas export authorizations. The new procedure contemplates preferential basis for the successful bidders of Plan Gas.Ar. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

In the context of the coronavirus pandemic crisis, Russia broke the agreement it had with Saudi Arabia in a dispute over oil production and, in response, Saudi Arabia lowered the price of oil to less than US$30 per barrel, levels that have not been seen for 16 years. Moreover, the United States oil prices traded below zero for the first time ever, and producers and traders were essentially paying other market participants to take their oil. For more information, please see “—The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operation” and “Item 4—Relevant Events— Measures Designed by the Argentine Government to Address the Covid-19 Outbreak” and “Impact of the Covid-19 outbreak on our Operations”. Recently, due to the conflict between Russia and Ukraine (See: The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition), and the fact that Russia is the second largest oil exporter in the world and the largest producer of natural gas, world oil prices jumped over US$110 per barrel, and the cost of natural gas reached a new record high in Europe.

Limits on exports and imports of hydrocarbons and related oil products have affected and may continue to affect our operational results

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from the prices of these commodities in the international markets, and materially affected the competitiveness and operational results of those companies. Currently, since the effective date of Plan Gas.Ar, the awarded bidders will be entitled to preferential rights to export on a firm basis up to a total volume of 11,000,000 m3 per day solely during the non-winter season, which can be exercised both to export natural gas through pipelines and to liquefy the gas locally and then export it as LNG. Firm permits can be obtained for 4 MM m3/d in the Neuquén basin and for 2 MM/d m3 in the Austral basin (with priorities being set according to the position held in the price competition under Plan Gas.Ar). For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

The Argentine Government could alter and delay payments to natural gas producers under key government programs

In recent years, we participated in the Gas Plan I and the Gas Plan II (described below). Companies that participate in the Gas Plan I and the Gas Plan II agree to a Base Volume to be sold at a fixed Base Price and receive between US$4.00 and US$7.50 per million BTU (depending on the production level, the “Surplus Price”) for any amount of natural gas produced in excess of the Base Volume (the “Surplus Injection”). The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between the Surplus Price and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume. The Gas Plan I and the Gas Plan II of Pampa finished on December 31, 2017 and June 31, 2018 respectively. On November 16, 2020, through the Decree No. 892/20, the Argentine Government created the Plan Gas.Ar with the purpose of promoting the production of Argentine natural gas. The SE instrumented a tender between producers as sellers, and CAMMESA, natural gas distributors and IEASA as purchasers, for a total base volume of 70 million m3/day. The maximum base price was set at US$3.7/MBTU. A 0.82 factor will adjust the award price for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

We estimate our oil and gas reserves at least once a year. Our oil and gas reserves estimation as of December 31, 2021 was audited by Gaffney, Cline & Associates, as the Independent Reserves Engineers Firm, based on in its year-end Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

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

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon block, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies IEASA, YPF and other provincial companies (such as G&P and Empresa de Desarrollo Hidrocarburífero Provincial S.A.) are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure you that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and operational results. There can be no assurance that the participation of IEASA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and operational results.

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

Limitations on local pricing in Argentina may adversely affect our operational results

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly from the second half of 2014 through December 2017. For example, in 2020, Decree No. 488/2020 (Barril Criollo) set forth that the barrel price of any crude oil deliveries made in the domestic market up to December 31, 2020 had to be invoiced by producers and paid by refiners and traders, using the price of US$45/bbl as a reference for Medanito crude oil. August 28, 2020 was the tenth consecutive day when Brent average price exceeded US$45/bbl, and as a result the decree ceased to be effective on that date. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework”.

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

We cannot assure you that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so could adversely affect our financial condition and operational results. Similarly, we cannot affirm that hydrocarbon prices in Argentina will track increases or decreases in hydrocarbon prices in the international or regional markets. Discrepancies between domestic and international prices may adversely affect our financial condition and operational results.

The Company is exposed to contractions in the crude oil and natural gas demand and to contractions in the demand for any of their by-products

Crude oil and natural gas demand are highly influenced by economic activity and growth locally and globally. While demand increased in the past, it had a recent significant contraction (as a result of Covid-19) and is subject to future volatility. Crude oil by-products demand may also contract under certain conditions, particularly during economic downturns. According to the latest OPEC estimates, global demand for crude oil is expected to increase by 4.2 million barrels per day during 2022.

A further contraction in demand or the maintenance of current demand levels for long periods of time could negatively affect our results of operations.

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

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in the Official Gazette, an Argentine newspaper of general circulation and the daily bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

A non-U.S. corporation will be a PFIC, if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets may be determined for purposes of these tests by reference to the market price of our common shares or ADSs, fluctuations in the market price of our common shares or ADSs may cause us to become a PFIC.

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

Since the Acquisition, we started a corporate reorganization process and have merged certain subsidiaries into Pampa, including, among others, Petrobras Argentina, Petrolera Pampa, CTG and CTLL, by way of absorption, with Pampa as the surviving company. In 2020, the Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies: (i) CPB (merged January 1, 2020); (ii) Pampa Cogeneración and PHA (merged April 1, 2020); and (iii) PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP (merged October 1, 2020). The respective Shareholders’ Meetings approved the mergers and the CNV granted its administrative consent to the mergers, which were registered with the IGJ.

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

For a description of our strategic divestments, see “Item 4. Information on the Company— Our Business—Relevant Events— Strategic Divestments.”

OUR BUSINESS

Overview

We are the largest independent energy integrated company in Argentina, participating in the electricity and the gas value chains. As of December 31, 2021, we, our subsidiaries, joint businesses and our affiliates are engaged in the generation and transmission of electricity, oil and gas exploration and production, petrochemicals, hydrocarbon commercialization and transportation, and oil refining and distribution (for more information, please see Note 5.2 to the Consolidated Financial Statements):

Note: 1 It includes 280 MW at CTEB and 81 MW at PEPE III. 2 It includes PEMC. 3 2021 average production of blocks in Argentina. 4 Source: The Company.

•	Generation. Our generation installed capacity reached approximately 4,970 MW as of December 31, 2021, which represents approximately 12% of Argentina’s installed capacity. In addition, we have committed to develop projects that we expect will increase our installed capacity by 361 MW (see “—Our Generation Business—Summary of the committed expansion projects”), which would bring our total installed capacity to 5,331 MW.

As of December 31, 2021, we are engaged in the generation business through:

o	CTGEBA, thermal generation plant located at the central node of the Argentine electricity grid, in Marcos Paz, in the western part of the Greater Buenos Aires area, comprised of two CC gas-fired generating units, one with a 684 MW power capacity which consists of two gas turbines of 223 MW each and a 238 MW steam turbine, repowered in October 2020. The second CC consists of a gas turbine with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another gas turbine of 188 MW installed in 2019, and the 199 MW steam turbine incorporated on July 2, 2020, completing Genelba Plus’s expansion project started in 2017. CTGEBA is the largest thermal generation plant in Argentina, with an installed capacity of 1,253 MW, which represents 2.9% of Argentina’s installed capacity;

o	CTLL, a gas-fired thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 780 MW, which represents 1.8% of Argentina’s installed capacity. CTLL consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to CC, a 105 MW GE aero-derivative gas turbine installed in May 2016, a 105 MW GE gas turbine installed in August 2017 and 15 MW MAN gas engines installed in August 2021;

o	CPB, a thermal gas or fuel oil-fired generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, with an installed capacity of 620 MW, which represents 1.4% of Argentina’s installed capacity. The boilers can be fed either with fuel oil or natural gas, which is supplied through a proprietary 22 km gas pipeline operated and maintained by CPB and connecting with TGS’ main gas pipeline system. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3;
o	CTIW, a thermal gas or fuel oil-fired generation plant consists of 6 dual-fuel (natural gas or fuel oil) Wärtsilä engines located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, with an installed capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity. The engines are high efficiency, with a 46% performance rate. The plant is interconnected to the 132 kV grid through Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas is also provided through CPB’s internal facilities;
o	CTG, a thermal gas-fired generation plant located in General Güemes, in the Province of Salta, comprised of a 261 MW open cycle thermal power generation plant, and with the addition in September 2008 of a natural gas-fired turbo generator unit of 100 MW, totaling an installed capacity of 361 MW, which represents 0.8% of Argentina’s installed capacity;
o	CTP, a thermal gas-fired generation plant located at Piquirenda, General San Martin, in the Province of Salta, with an installed capacity of 30 MW, which represents 0.1% of Argentina’s installed capacity;
o	CTPP, a thermal power generation plant at Pilar Industrial Complex, located in Pilar in the northern greater Buenos Aires area, which comprises six Wärtsilä motor generators (Wärtsilä W18V50DF) with an installed capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity, and which may consume either fuel oil stored in own tanks or natural gas supplied through a dedicated gas pipeline which is connected with Transportadora de Gas del Norte S.A.’s main gas pipeline, whereas the energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor;

o	CTEB, a thermal gas-fired generation plant located in the petrochemical complex of the City of Ensenada, Greater La Plata, Province of Buenos Aires, with an installed capacity of 567 MW, which represents 1.3% of Argentina’s installed capacity, and which is owned by CTB, an affiliate that we co-control with YPF. Furthermore, CTEB may consume natural gas or GO and has two tanks for the storage of fuel oil with a combined capacity of 45,000 m3. The committed expansion projects include the closing to CC with the incorporation of a 280 MW Siemens steam turbine, estimated for the third quarter of 2022;

o	EcoEnergía, a cogeneration thermal power plant with 14 MW of installed capacity, which represents 0.03% of Argentina’s installed capacity, located in Bahía Blanca, in the Province of Buenos Aires;
o	Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW, which represents 1.5% of Argentina’s installed capacity, through our subsidiaries HINISA and HIDISA. Pampa holds 61% and 52% interests in HIDISA and HINISA, respectively;
o	HPPL, which has three electricity generating units with an installed capacity of 285 MW, which represents 0.7% of Argentina’s installed capacity, and is located in the Comahue region, in the Province of Neuquén;
o	PEMC, a wind farm located in Bahía Blanca, in the Province of Buenos Aires, owned by Greenwind, a company that we jointly control with Viento Solutions SL, whose only asset is PEMC. The wind farm is made up of 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. PEMC has a capacity of 100 MW, which represents 0.2% of Argentina’s installed capacity;

o	Parque Eólico Pampa Energía (“PEPE II”), is our second wind farm located in the City of Bahía Blanca, Province of Buenos Aires, which was commissioned on May 10, 2019. It is made up of 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height. PEPE II contributes 53 MW of renewable energy to the national grid, which represents 0.1% of Argentina’s installed capacity; and

o	Parque Eólico Pampa Energía / De la Bahía (“PEPE III”), PEPE II’s twin wind farm, is our third wind farm located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires, which was also commissioned on May 10, 2019. PEPE III contributes 53 MW of renewable energy to the national grid, which represents 0.1% of Argentina’s installed capacity. The committed expansion projects include the assembly and installation of 18 Vestas wind turbines, which will increase the existing gross capacity from 53.2 MW to 134.2 MW. These committed expansion projects are expected to be commissioned in stages, with full commissioning in the second quarter of 2023.

Our generation business segment recorded US$656 million in revenue and an operating income of US$350 million for the year ended December 31, 2021.

•	Oil and Gas. We are engaged in the oil and gas business through direct interests in oil and gas blocks in Argentina:

o	As of December 31, 2021, our combined crude oil and natural gas proved reserves amounted to approximately 157 million boe, 61% of which were proved developed reserves. Natural gas accounted for approximately 92% of our combined proved reserves and liquid hydrocarbons for 8%;

o	As of December 31, 2021, our combined oil and gas production in Argentina averaged 51.8 thousand boe per day, with operations in 13 production blocks, 5 exploratory blocks, and 884 productive wells. Crude oil accounted for approximately 4.7 thousand boe per day, while natural gas accounted for approximately 283 million standard cubic feet per day, or 47.1 thousand boe per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent; and

o	In addition, we have a direct 2.1% interest in Oldelval, which operates main oil pipelines providing access to Allen, in the Comahue area and the Allen – Puerto Rosales oil pipeline which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence.

Our oil and gas business segment recorded US$453 million in revenue and an operating profit of US$130 million for the year ended December 31, 2021.

•	Petrochemicals. We are engaged in the petrochemicals business through three plants that are entirely based in Argentina and produce styrene, SBR and polystyrene, with a domestic market share that ranged between 91% and 99% (per Company estimates) as of December 31, 2021. The petrochemicals division has the following assets:

o	an integrated petrochemicals complex at PGSM, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG, which is used as raw material, and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and
o	a polystyrene plant located in the City of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

Our petrochemicals business segment recorded US$490 million in revenue and an operating profit of US$45 million for the year ended December 31, 2021.

•	Holding and Other Business. We also hold other interests, including:

o	We hold a 29.2% direct and indirect interest in TGS, the country’s largest gas transportation company, owning 9,231 km of gas pipelines and a natural gas liquids plant, General Cerri, with a production capacity of 1 million tons/year.
o	We hold a 26.33% indirect interest in Transener. Additionally, Transener holds a 100% interest in Transba. As of December 31, 2021, our electricity transmission operations covered 21,414 kilometers of high voltage transmission lines, representing approximately 86% of the high voltage system in Argentina;
o	We participate in the refining and distribution operations through our participation of 28.5% interest in Refinería del Norte S.A. (“Refinor”), which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25,800 oil barrels per day. As of December 31, 2021, Refinor has a commercial network of 92 gas stations located in Argentina;
o	We hold a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day; and

o	We hold a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

Our holding and other business segment recorded US$22 million in revenue and an operating profit of US$54 million for the year ended December 31, 2021.

Relevant Events

Corporate Reorganization Process

The following corporate reorganizations are part of the strategy the Company has been implementing since 2017 to attain a simpler and more agile, innovative and flexible organization, allowing it to obtain important benefits, a higher operating efficiency, an optimized use of available resources, the streamlining of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. They also allow the Company to leverage the complementarity among the participating companies, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures. In 2020, the Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies:

(a)	Merger of Pampa and CPB: On March 9, 2020, the board of directors of Pampa and CPB approved the merger between Pampa as the surviving company, and CPB, as the merged company, as from January 1, 2020. This merger was later approved by Pampa’s and CPB’s Extraordinary General Shareholders’ Meetings held on May 11, 2020. On January 5, 2022, the merger was registered with the IGJ.

(b)	Merger of Pampa, Pampa Cogeneración and PHA: On June 19, 2020, the board of directors of Pampa, Pampa Cogeneración and PHA approved the merger between Pampa as the surviving company, and Pampa Cogeneración and PHA, as the merged company, as from April 1, 2020. This merger was later approved by Pampa’s, Pampa Cogeneración’s and PHA’s Extraordinary General Shareholders’ Meetings held on August 7, 2020. On January 5, 2022, the merger was registered with the IGJ.

(c)	Merger of Pampa, Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U., Pampa FPK S.A.U. and Pampa QRP S.A.U.: On December 28, 2020, Pampa’s Board of Directors approved a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U., Pampa FPK S.A.U. and Pampa QRP S.A.U., as absorbed companies, as from October 1, 2020. This merger was later approved by Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. On December 17, 2021, the merger was registered with the IGJ.

Generation

PEPE III expansion

In the fourth quarter of 2021, the Company announced PEPE III’s expansion project, which will increase the existing gross capacity from 53.2 MW to 134.2 MW, with an estimated investment of US$128 million. Its output will be sold in the MAT ER through a US$-denominated PPA with private parties, and it is estimated to be commissioned in stages, fully commissioned in the second quarter of 2023.

PEPE III is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. Currently, it comprises 14 Vestas wind turbines and during 2021 its load factor reached 58%, highlighting the outstanding wind quality in the area. The expansion project consists of the assembly and installation of 18 wind turbines of the same brand.

Once the work is completed, our wind farms will contribute to the national grid a total of 287.4 MW of renewable energy. This expansion, in addition to the closing to CCGT at CTEB and the investments committed under Plan Gas.Ar, are part of the Company’s strategy to focus its investments in our core businesses: power generation and natural gas production.

Updates to the remuneration scheme for capacity not covered by contracts

SE Resolution No. 31/20, which modified certain aspects of the remuneration scheme set by SRRYME Resolution No. 1/19, was in effect until January 2021. The entire remuneration scheme was converted to the local currency at an exchange rate of Ps. 60/US$, and an update factor was established from the second month of its application, with a formula consisting of 60% CPI and 40% IPIM. Moreover, it modified power capacity payments and incorporated an additional monthly remuneration in the HMRT. However, the update factor was not implemented.

Furthermore, SE Resolution No. 440/21, issued on May 21, 2021, increased the remuneration scheme established by SE Resolution No. 31/20 by an average of 29%, retroactive as of February 2021. This resolution also canceled the update factor.

On April 21, 2022, the remuneration scheme was modified by SE Resolution No. 238/22 that established a 30% increase in remuneration retroactive to February 2022 and a new 10% increase to be applied as from June 2022. It also eliminates the use factor used to calculate generators remuneration and the temporary energy export’s remuneration. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

Transitional pricing adjustment for legacy energy

To guarantee the supply of CAMMESA’s electricity exports and procure power plants’ availability and maintenance, SE Resolution No. 1037/21, issued on November 2, 2021, established an additional and transitional recognition for legacy power plants (except for binational hydros) to be remunerated from September 2021 to February 2022.

On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that covered thermal power plants have a use factor of 70%, for which 100% of the power remuneration, would be settled and an additional amount equivalent to Ps. 1,000/MWh of exported energy will be paid in proportion to the energy generated by each generator in such month. This remuneration was repealed by SE Resolution No. 238/22 as from February 2022.

Maturity of PPA at CTP and CTLL’s steam turbine

After fulfilling the 10-year PPA under SE Resolution No. 220/07, CTP (30 MW) and CTLL’s CC steam turbine (180 MW) started to be remunerated under the spot energy scheme (SE Resolution No. 440/21) from July 15 and November 1, 2021, respectively.

Commissioning of MAN engines at CTLL

On August 3, 2021, CAMMESA granted the commissioning of LDLMDI01 unit for a capacity of 15 MW. The unit consists of two gas-fired MAN engines, priced under spot energy through SE Resolution No. 440/21.

Technical problem at CTGEBA

On May 31, 2021, a technical problem occurred at a gas turbine, part of CTGEBA’s new CC. Consequently, the CC’s generation capacity was reduced by approximately 50%. Jointly with the turbine manufacturer, Siemens and the Company performed the necessary work to dismantle and repair the failure; these operations were successfully completed in July 2021.

Moreover, the Company is making all required filings before the insurance companies to collect the damages compensation resulting from the failure and minimize losses related to the breach of availability commitments.

Assignment of fuel supply agreements for thermal power generators

Under Plan Gas.Ar, SE Resolution No. 354/20 defined the priority usage of natural gas firm volumes from different sources (gas from Bolivia, contracts with Plan Gas.Ar producers, etc.) to be acquired by CAMMESA from 2021. On this basis, CAMMESA’s unified dispatch and a dispatch priority order were set depending on the assigned natural gas.

Generators under Energía Plus and PPA with CAMMESA under SEE Resolution NO. 287/17 have the option to accede to the unified dispatch, with CAMMESA supplying natural gas to cover their obligations. To such effect, they should maintain the necessary natural gas transportation capacity and waive their claims under SE Resolution No. 354/20. The Company executed contracts with CAMMESA acceding to this unified dispatch and assigned the operation of the executed gas and firm transportation contracts.

Hydroelectric concessions termination

On March 10, 2022, the SE issued Resolution No. 130/22 that created a “work team” to analyze the situation of the hydroelectric concessions that are due to terminate in the next years, including HIDISA, HINISA and HPPL. The work team must present in a one-year period the respective reports regarding the concessions that terminate in 2023 (Alicurá, El Chochón, Arroyito, Planicie Banderita and Piedra del Águila), and within a two-years for the rest (including HIDISA and HINISA), except for HPPL and F. Ameghino whose terms ends on 2029 and 2044, respectively.

Oil and Gas

Gas Plan

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

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% destined for power plants) at an average annual base price of US$3.5/MBTU and an additional volume of 3.6 million m3/day during the winter period at US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional 1.0 million m3/day volume during the winter period at US$4.7 per million BTU.

In the second round (SE Resolution No. 129/21 issued on February 22, 2021), a total of 3.3 million m3/day at an average of US$4.7/MBTU was awarded for the winter period (May – September) 2021 – 2024, with deliveries from June 2021. The Company participated in this round and was awarded 0.8 million m3/day at an average of US$4.7/MBTU.

Moreover, in the third round (SE Resolution No. 984/21 issued on October 19, 2021), a total of 3 million m3/day was awarded at US$3.43/MBTU for the May 2022 – December 2024 period under a gas supply agreement on the same conditions of the first round awarded in December 2020. The Company participated and was awarded 2 million m3/day at US$3.347/MBTU.

It is worth highlighting that in April 2021, some protest roadblocks in the Province of Neuquén slightly affected the 2021 winter production commitments. Consequently, the Company, with other affected producers, sent the respective force majeure communications to the SE, CAMMESA, and gas distributors with whom it had supply agreements in place under Plan Gas.Ar. On August 11, 2021, the SE notified the Company of the upholding of the force majeure ground. Notwithstanding the above-mentioned, the Company managed to reach the committed gas production.

All-time-high gas production record at El Mangrullo

On December 9, 2021, we reached a record production of 6.7 million m3/day in this block, representing a 48% increase compared to 2020 average volumes and more than three times 2016’s average annual production.

El Mangrullo block is the fourth largest producer in the Neuquina Basin, with an almost 200 km2 surface and access to tight (Mulichinco and Agrio) and shale (Vaca Muerta) formations. Pampa operates and holds 100% of the exploration and exploitation concession until 2053.

Natural gas for power generation

Since 2021, most gas supplies to CAMMESA are being channeled through Plan Gas.Ar, for the volumes committed under this program over a term of 4 years. Generators covered by Energía Plus and SEE Resolution No. 287/17 contracts have the option to assign the natural gas operation and transportation to CAMMESA. The Company acceded to this scheme.

It is worth mentioning that since 2021 new reference PIST prices were set for production outside Plan Gas.Ar (SE Res. No. 354/20), at US$2.3/MBTU in the summer (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin.

Therefore, in addition to Plan Gas.Ar, in 2021 CAMMESA continued calling for tenders monthly, at the maximum prices stated above, on an interruptible basis for Plan Gas.Ar’s awardees and under a 30% DoP clause for the rest. However, from September 2021, these calls were declared unawarded.

Moreover, from mid-July 2021, CAMMESA launched, on average, fortnightly calls for Plan Gas.Ar’s awardees that can offer surplus volumes on an interruptible basis, with a maximum price equivalent to that awarded in the first round. In 2021, an average of 25.2 million m3/day was awarded at US$3.4/MBTU (US$4.4/MBTU until September and US$2.9/MBTU onwards). After the end of 2021, an average of 22.1 million m3/day was awarded at US$2.9/MBTU.

Natural gas for gas distribution companies and CNG

In 2021, the Company was granted awards under Plan Gas.Ar, agreeing to supply fixed amounts to gas distributors and IEASA over a term of 4 years. Gas distributors must pay the amount stated in the current tariff scheme, and the difference with the awarded price is compensated by the Federal Government. IEASA pays 100% of the price awarded under Plan Gas.Ar.

Regarding CNG, Plan Gas.Ar does not guarantee its provision following the abrogation of MEyM Resolution No. 80/17. However, in the 2021 winter period, the SE instructed IEASA to supply, through gas distributors, CNG stations that have not managed to execute an agreement with a producer/seller (Note NO-2021-37656867-APN-SE#MEC). CNG is currently traded privately, with no government price regulation.

Gas export

On April 27, 2021, a new procedure to authorize natural gas exports was implemented (SE Resolution No. 360/21). New permissions contemplate exports on a firm and preferential basis for Plan Gas.Ar’s awardees and set a minimum sales price equivalent to the off-peak price awarded in round 1. It should be clarified that natural gas is subject to an export duty rate that, as of the date hereof, amounts to 8%.

In May and December 2021, the Company was cleared to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively.

In the summer season, the Company exports to its clients in Chile on a spot basis. In November 2020, the Company was granted permits to export gas to Chile on an interruptible basis, expiring between April 2021 and January 2022. Moreover, between September and December 2021, new interruptible permits to Chile, Brazil, and Uruguay were granted, with expirations between November 2022 and December 2024. For more information, please see “Item 4. The Argentine Energy Sector—Oil & Gas Regulatory Framework Regulation Specifically Applicable to the Gas Market—Natural Gas Export”.

Strategic Divestments

Sale of Controlling Stake in Edenor

On December 28, 2020, Pampa entered into a binding stock purchase agreement with Empresa de Energía del Cono Sur S.A. (“Cono Sur”), as purchaser, and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, for the sale of Pampa’s controlling interest in Edenor. The agreement consisted of a transfer of Pampa’s total Class A shares, which represent 51% of the capital stock and voting rights of Edenor, pursuant to certain conditions precedent, including but not limited to the approval by Pampa’s shareholders’ meeting and the ENRE (the “Transaction”). The Transaction did not include the transfer of Pampa’s current Class B shares of Edenor. The Transaction was approved at Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. The ENRE approval was obtained on June 24, 2021, through Resolution No. 207/21. Finally, the closing of the Transaction was on June 30, 2021. As of March 2022, the Company’s indirect equity stake amounts to 4.2% of Edenor’s issued capital stock.

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

The purchase price would be paid in three installments: (i) 21,876,856 Class B shares of Edenor and US$5 million, which was collected on the execution date of the agreement; (ii) US$50 million, was paid on the closing date; and (iii) US$40 million one year after the closing date, except in cases of offsetting or prepayment in advance. Such balance of the price will accrue a nominal annual fixed interest rate of 10% as from the closing of the Transaction, payable quarterly.

Within the previously described framework and pursuant to IFRS, and considering that the Transaction involved loss of control over the subsidiary, all Edenor’s assets and liabilities were classified as held for sale as of December 31, 2020 and had been measured at the lower of its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for US$589 million. It is included together with the results corresponding to the Distribution of Energy segment under “Discontinued operations” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019.

The sale of our stake in Edenor is part of our strategic investment plan to focus on our core businesses, i.e. continuing the expansion of our power generation installed capacity and developing unconventional natural gas reserves, and in particular making the necessary investments in order to achieve excess production committed under the Plan Gas.Ar and the closing of the CTEB CC.

Measures Designed by the Argentine Government to Address the Covid-19 Outbreak

In late December 2019, a notice of a pneumonia originating from Wuhan, Hubei province (Covid-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Since December 2019, the virus has spread globally and, as of the date of this annual report, affected almost every country around the world, including Argentina. Argentina adopted several measures in response to the Covid-19 outbreak in the country aimed at preventing massive infections of Argentine residents and the congestion of the Argentine health service, which include, mainly: (i) imposition of a nation-wide mandatory lockdown, where exceptionally essential transit was permitted (“Aislamiento, Social, Preventivo y Obligatorio”) (“ASPO”), which was later superseded by a “Distanciamiento Social, Preventivo y Obligatorio”, extended on several occasions, for all people who reside or transit in urban areas and in the Argentine provinces that do not have sustained community transmission of the virus and satisfy the corresponding epidemiological and sanitary parameters; (ii) closure of activities with large crowds; (iii) prohibition of audience attendance at sporting events; (iv) stricter surveillance of Argentine borders; (v) in-person classes at schools and universities shut down; (vi) closure of Argentine borders; (vii) recognition of Covid-19 as an occupational disease; (viii) increasing the budget allocation for supporting health systems; and (ix) a vaccination campaign; among others.

Simultaneously, the Argentine Government implemented several stimulus measures to limit the effects of the Covid-19 outbreak on the economy, including the following: (1) extraordinary cash payments to recipients of the universal child allowance, retirees receiving minimum benefits and health workers; (2) a cash payment to unemployed individuals and individuals employed informally, among other socially vulnerable individuals (IFE); (3) an increase in the budget allocation for critical areas; (4) extension of suspension of the following services upon certain beneficiaries who fail to pay less than six consecutive invoices: electric energy, natural gas through pipeline, water and sewage, landline and mobile telephony, internet and cable television services; (5) the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds; (6) prohibition against dismissing employees without cause and against dismissing or suspending employees due to work slowdowns or force majeure for certain periods that were extended from time to time; (7) double compensation for those people who are dismissed without just cause (with some exceptions); (8) measures to protect production, work, and supply; (9) family support allowance for the deceased by coronavirus, applicable to the most vulnerable sectors; (10) several fiscal measures; (11) suspension of the automatic adjustment mechanism for the spot remuneration set by Resolution No. 31/20; and (12) the Argentine Government’s imposition of an extraordinary, obligatory contribution which falls on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law No. 27,605 (December 18, 2020), among others.

On October 1, 2021, the Argentine Government issued the Decree No. 678/2021, which provided for several additional preventive measures in order to open certain restrictions imposed to limit the effects of the Covid-19 outbreak, such as: (i) authorize activities with large crowds in open places; (ii) authorize 100% capacity in economic, industrial, commercial, religious, cultural and sports activities that are carried out in closed places; (iii) authorize massive events with a capacity of 50% to the extent that the complete vaccination schedule is available, among others. These measures were in force until December 31, 2021.

Moreover, on December 24, 2021, the Argentine Government, through Decree 867/2021, extended the health emergency established by Decree 260/2020 for one more year (which was previously extended by Decree No. 678/2021). On December 31, 2021, new health measures were announced, including changes in the requirements to enter the country, both for foreigners and residents. In addition, as of January 1, 2022, the National Health Pass is in force, which accredits a complete vaccination scheme against Covid-19.

For more information regarding the measures currently adopted by the Argentine Government to Address the Covid-19 outbreak, you should visit the Ministry Health’s website: https://www.argentina.gob.ar/salud.The information contained on this websites is not part of and shall not be deemed incorporated into, this annual report.

Impact of the Covid-19 outbreak on our Operations

As aforementioned, the Argentine Government and several governments have adopted drastic measures in response to the Covid-19 outbreak, which have affected the Argentine power industry, mainly in the second and third quarters of 2020, as described below:

•      With respect to the generation segment, it is worth highlighting that SE Resolution No. 440/21 provided for a 29% increase in spot remuneration values, after a suspension of remuneration increases since March 2020.

•      As for the oil and gas segment, the application by the Federal Government of the Plan Gas.Ar and the recovery in international prices allowed for a strong recovery in hydrocarbons production and wellhead prices. However, in the second quarter of 2021, some social conflicts and wage protest demonstrations affected access and transportation to the Province of Neuquén’s routes in the month of April 2021. Although the protest roadblocks did not significantly affect the Company’s asset production in this basin, they temporarily impacted the ordinary execution of the investment plan necessary to reach the committed gas production under the Plan Gas.Ar. The Company sent the respective force majeure communications to the SE, CAMMESA and the Gas Distributors with which it had executed gas supply agreements for the volumes awarded under this plan. On August 11, 2021, the SE notified the Company that it would uphold the force majeure ground. It is worth highlighting that the Company managed to reach the committed gas production.

•      With regards to the petrochemical segment, the Covid-19 pandemic affected the recoverability of inventories of several raw materials and stock for sale. This led the Company to record a provision for impairment of inventories for US$2 million and US$11 million as of December 31, 2021 and 2020, respectively.

The Argentine economy was in midst of a recession process, which was deepened by the described Covid-19 pandemic, with an accumulated 9.9% year-on-year fall in the GDP in 2020, and a 9.7% recovery in 2021, in line with the recovery in production and economic activity levels; a 36.1% and 50.9% cumulative inflation (CPI) for fiscal years 2020 and 2021, respectively, and a 40.5% and a 22.1% depreciation of the Peso against the U.S. dollar for 2020 and 2021, respectively, according to the Banco Nación’s exchange rate. Furthermore, stricter exchange restrictions were imposed, which affect the value of the foreign currency in existing alternative markets for certain exchange transactions that are restricted in the official market.

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

Measures Designed by the Company to Address the Covid-19 Outbreak

During 2021, not only were the originally set objectives met, but new challenges and goals were promoted to drive the Company towards high standards of quality, reliability and sustainability. In this sense, health and safety measures were promoted to raise our employees’ awareness of compatible symptoms and compliance with prevention protocols and plans for handling possible infections, allowing the Company to sustain and ensure the continuity of its operations. In accordance with this, we performed the following strategic planning:

•	The Company continued with hygiene measures: symptoms self-monitoring, disinfection with UV radiation or quaternary ammonium, adaptation of cafeterias and ventilation systems, social distancing at work positions, and others;
•	The Company has moved forward with a hybrid working scheme alternating between bubbles and remote work for positions allowing it;
•	The Company focused on prevention and forward-looking management for operational continuity: as of the closing of 2021, more than 30,000 rapid tests were administered for the early detection of asymptomatic cases;
•	Covid-19 protocols were audited in each of our facilities;
•	Covid-19 immunization was promoted: training and onboarding were facilitated through our Occupational Health professionals in all our facilities; open talks were given by our team of specialists in infectious diseases, and immunization activities were performed through mobile units together with official entities at CTEB’s expansion works;
•	In-person and virtual interventions were developed on risk factors such as obesity, diabetes, high blood pressure, and smoking; talks were organized with professionals in the fields of addictions, smoking cessation, depression, and stress management, and the wellness legal and psychological support service continued; and
•	The health team was reinforced in all our facilities through the incorporation of ten licensed nutritionists;

It is worth highlighting that none of our activities were affected by in-company outbreaks. We have performed preventive maintenance works in our plants, making progress with the expansions in the power generation business and reinforcing our commitment to Plan Gas.Ar in our oil and gas business.

Organizational structure

The following chart sets forth our corporate structure as of December 31, 2021. For more information please see“Exhibit 8.1 – List of subsidiaries, Joint Ventures and Associates of Pampa Energía S.A.”and, for those companies that as of December 31st, 2021 were in process of merger, please see “Item 4. Information on the Company – Relevant Events – Corporate Reorganization Process”.

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] In process of merger. [3] Pampa Energía Bolivia holds 0.0055% of Pampa Comercializadora. [4] PHA is the sole beneficiary of the CIESA Trust. [5] Pampa Comercializadora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [6] Mixed companies.

PAMPA ENERGÍA
Greenwind
Hidroeléctrica Los Nihuiles
Hidroeléctrica Diamante
C.T. Piedra Buena[1]
Generación Argentina
Pampa Inversiones
Pampa Cogeneración[2]
C.T. Barragán
Pampa Comercializadora[3]
CITELEC
Transener
TRANSBA
Enecor
Oleoductos del Valle
PHA[3,4]
CIESA
TGS
Refinor
Termoeléctrica José de San Martín[1]
Termoeléctrica Manuel Belgrano[1]
Telcosur
Transporte y Servicios de Gas en UY
Gas Link
CTG Energía
TGSLatam
Pampa Energía Bolivia[5]
Energía e Inversiones
Petrowayú[6]
Inversora Mata
Corod Producción
Ecuador TLC
Energía Oper. ENOPSA
Pampa Ecuador
PE Energía Ecuador LTD
Petrolera San Carlos
Petroritupano[6]
Petrokariña[6]
Coroil
Petrolera Coroil
Oleoducto de Crudos Pesados LTD
PE Energía Ecuador Suc.
Cía. Anónima Mixta San Carlos
Petrolera Mata
Petroven-Bras[6]
Oleoducto de Crudos Pesados

Our Generation Business

Our power generation assets include: CTG, CTP, CTPP, CTLL, CTIW, CPB, CTGEBA, HPPL, EcoEnergía, PEPE II, PEPE III and interests in HINISA, HIDISA, Greenwind and CTB.

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2021, 2020 and 2019. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro + Wind
	HINISA	HIDISA	HPPL	PEMC	PEPE II	PEPE III
Installed Capacity (MW)	265	388	285	100	53	53	1,144
Market Share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%

Net Generation 2021 (GWh)	467	325	550	367	215	256	2,181
Market Share	0.3%	0.2%	0.4%	0.3%	0.2%	0.2%	1.5%
Sales 2021 (GWh)	467	325	550	367	247	256	2,212

Net Generation 2020 (GWh)	481	323	742	409	207	243	2,404
Variation Net Generation 2021-2020	-3%	1%	-26%	-10%	+4%	+5%	-9%
Sales 2020(GWh)	482	323	737	409	207	246	2,404

Net Generation 2019 (GWh)	499	334	823	383	122	148	2,309
Variation Net Generation 2020-2019	-4%	-3%	-10%	+7%	+70%	+64%	+4%
Sales 2019(GWh)	500	334	822	383	130	159	2,328

In US$/MWh
Avg. Price 2021	18	34	18	71	73	67	41
Avg. Gross Margin 2021	-6	12	7	61	55	58	25

Sources: Pampa Energía S.A. and CAMMESA.

Note: gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.

Summary of Electricity Generation Assets	Thermal
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	ECO-ENERGÍA	CTEB(1)	Subtotal	Total
Installed Capacity (MW)	780	361	30	620	100	100	1,253	14	567	3,826	4,970
Market Share	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.3%	8.9%	11.6%

Net Generation 2021 (GWh)	4,682	392	53	312	299	301	8,594	75	546	15,252	17,433
Market Share	3.3%	0.3%	0.0%	0.2%	0.2%	0.2%	6.1%	0.1%	0.4%	10.8%	12.3%
Sales 2021 (GWh)	4,692	624	53	313	299	300	9,266	153	546	16,246	18,458

Net Generation 2020 (GWh)	4,406	368	55	576	193	229	7,912	72	255	14,065	16,470
Variation Net Generation 2021-2020	6%	7%	-4%	-46%	55%	31%	9%	5%	114%	8%	6%
Sales 2020 (GWh)	4,399	418	55	575	193	229	7,946	89	255	14,159	16,563
Net Generation 2019 (GWh)	5,096	755	53	1,106	168	312	5,550	105	128	13,273	15,582
Variation Net Generation 2020-2019	-14%	-51%	+4%	-48%	+15%	-27%	+43%	-32%	+98%	+6%	+6%
Sales 2019 (GWh)	5,307	893	53	1,107	168	312	5,891	83	125	13,938	16,266

In US$/MWh
Avg. Price 2021	31	45	84	75	126	100	34	33	N/A	47	46
Avg. Gross Margin 2021	26	10	41	12	103	78	17	12	N/A	31	30

Sources: Pampa Energía S.A. and CAMMESA.

Note: gross margin before amortization and depreciation. All figures have been subject to rounding, so figures shown as totals may not add up.(1) Operated by Pampa, which holds an interest of 50% in CTB.

Summary of the committed expansion projects

Project	MW	Marketing	Currency	Date of Commissioning
Thermal
CTEB(1)	280	PPA for 10 years	US$	CC: Third Quarter 2022 (estimated)
Renewable
PEPE III	81	MAT ER	US$	Second Quarter 2023(estimated)

.(1) Operated by Pampa, which holds an interest of 50% in CTB.

Thermal Generation plants

CTLL

CTLL is located in the Province of Neuquén, which has an installed capacity of approximately 780 MW, representing approximately 1.8% of Argentina’s installed capacity. The plant was built in 1994 and consists of three gas turbines with an installed capacity of 375 MW, a 180 MW Siemens steam turbine installed in 2011 for its closing to CC and repowered in January 2018, a 105 MW General Electric aeroderivative gas turbine installed in May 2016, the incorporation in August 2017 of a 105 MW General Electric gas turbine and 15 MW from MAN gas engines in August 2021. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. From 1997 to 2021, CTLL’s average annual generation was 2,197 GWh, with a generation record high of 5,096 GWh in 2019, and a record low of 272 GWh in 2002.

CTGEBA

CTGEBA is located in Marcos Paz, Province of Buenos Aires. The plant began operating in 1999 and has two CC, one with a 684 MW installed capacity, which consists of two gas turbines of 223 MW each and a 239 MW steam turbine, repowered in October 2020. The second CC consists of a gas turbine of 182 MW, known as Genelba Plus, which was commissioned in 2009 under the Energy Plus Program and repowered in June 2019, as well as a 188 MW gas turbine incorporated in 2019 under the expansion to CC process and steam turbine of 199 MW which was incorporated on July 2, 2020. CTGEBA’s CC is sold in the spot market, whereas Genelba Plus’ gas turbine energy is sold under Energía Plus, and the new gas turbine incorporated in 2019 is sold in the spot market until the commissioning of the CC, when it will start to be sold under a PPA. Currently, the total installed capacity of the CTGEBA complex amounts to 1,253 MW, which represents 2.9% of Argentina’s installed capacity. From 2000 to 2021, CTGEBA’s historical average annual generation was 5,080 GWh, with a generation record high of 8,594 GWh in 2021, and a record low of 3,438 GWh in 2001.

CPB

CPB is a thermal generation plant (which we own through our subsidiary Piedra Buena) located in Ingeniero White, Bahía Blanca, Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires.

CPB is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each, which represents 1.4% of Argentina’s installed capacity. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. CPB sells electricity to the spot market. From 1997 to 2021, CPB’s average annual generation was 1,920 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

CTG

CTG is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a total installed capacity of 361 MW, comprised of (i) 261 MW from steam generation units and (ii) 100 MW from a gas combustion turbine under the Energy Plus Program, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2021, its average annual generation was 1,657 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 368 GWh in 2020.

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

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten Jenbacher (model JGS 620) gas-powered motor-generators, which accounts for 0.1% of Argentina’s installed capacity. From 2011 to 2021, its average annual generation was 109 GWh, with a generation record high of 156 GWh in 2017, and a record low of 53 GWh in 2021.

ECOENERGÍA

EcoEnergía is a co-generation power plant located at TGS’ General Cerri complex in Bahía Blanca, in the Province of Buenos Aires. The plant, consisting of a steam turbine with a power capacity of 14 MW, was commissioned in 2011, which accounts for 0.03% of Argentina’s installed capacity. The plant sells electricity in the Energía Plus market. From 2012 to 2021, EcoEnergía’s average annual generation amounted to 92 GWh, with a generation record high of 108 GWh in 2018, and a record low of 72 GWh in 2020.

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017.

The plant, which was built under SEE Resolution No. 21/2016, has a total power capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. and is made up of six cutting-edge Wärtsilä engines with an approximate 43% performance rate. The annual average energy generation from 2018 to 2021 was 184 GWh. Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Complex. The power plant has storage tanks for fuel oil which may be used as alternative fuel.

CTIW

CTIW is located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, and consists of six high-efficiency Wärtsilä engines, with a total power installed capacity of 100 MW, which accounts for 0.2% of Argentina’s installed capacity. CTIW is able to fire either natural gas or fuel oil. Engines are high-efficiency, with a 46% performance rate.

The power plant is interconnected to the 132 kV grid through a substation owned by Transba. Liquid fuel supply is made using CPB’s discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities. On December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to a PPA executed between CAMMESA and Pampa, as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE. The annual average energy generation from 2018 to 2021 was 279 GWh.

CTEB

CTEB is located in the City of Ensenada, Province of Buenos Aires, owned by CTB, a company that we jointly co-control with YPF. The plant began its operations in 2012 and is composed of two open cycle gas turbines with a total installed capacity of 567 MW, which represents 1.3% of the installed capacity in Argentina. CTEB is currently under expansion to close the cycle, which will increase its installed capacity to 847 MW.

CTEB is a thermal plant with dual fuel, natural gas or gas oil. From 2013 to 2021, the average annual generation amounted to 1,287 GWh, with a high generation record of 2,093 GWh in 2016, and a low record of 255 GWh in 2020.

Pampa will be responsible for CTEB’s operating management until 2023 and YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for CTEB’s conversion into CC. YPF and Pampa will be in charge of CTEB’s operating management on an alternate basis, for periods of four years.

Hydroelectric Generation Plants

We hold interests in three hydroelectric generation plants Hidroeléctrica Los Nihuiles (through our subsidiary HINISA) and Hidroeléctrica Diamante (through our subsidiary HIDISA), and fully own HPPL.

HINISA

We own Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265 MW, which represents 0.6% of the installed capacity in Argentina, located in the Province of Mendoza.

HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from the Los Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System covers a total distance of approximately 40 km with the grid’s height ranging from 440 m to 480 m. In addition, HINISA owns 1.6% of the capital stock of TJSM and 1.4% of the capital stock of TMB. From 1990 to 2021, the average annual generation was 797 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (467 GWh) recorded in 2021.

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

HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA owns 0.9% of the capital stock of TJSM and 0.8% of the capital stock of TMB. From 1990 to 2021, the average annual generation has been 538 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

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

As of February 2021, SE Resolution No. 440/21 increased the values defined in SE Res. No. 31/20 by 29%. It also repealed the automatic adjustment mechanism included in SE Resolution No. 31/20 (See “The Argentine Energy Sector—Electricity Regulatory Framework”).

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

As a result of the economic crisis in Argentina in 2001 and 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws had to be converted into Pesos at an exchange rate of Ps.1.00 = US$1.00. The indexation clauses contained in such concessions were also replaced with the Coeficiente de Estabilización de Referencia (CER) (a benchmark stabilization coefficient). Upon the conversion from U.S. Dollars into Pesos, the Peso value of the contingency fund exceeded the required funding. As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund. However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling US$1.3 million and US$1.9 million, respectively.

Fines and Penalties. HINISA and HIDISA are subject to potential penalties and fines under their respective concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the Organismo Regulador de Seguridad de Presas (ORSEP), CAMMESA, any of the governing authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective governing authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory work) and from 1% to 10% (in cases of any actions considered by the governing authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

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

HPPL

A 30-year concession fully-owned by Pampa, it was awarded for hydroelectric power generation at HPPL beginning in August 1999. The HPPL complex has three electricity generating units with an installed capacity of 285 MW, and is located in the Comahue region, Province of Neuquén. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 m above sea level. From 2000 to 2021, HPPL’s average annual generation was 1,430 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016.

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

Fines and Penalties. HPPL is subject to potential penalties and fines under the concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the ORSEP, CAMMESA, any of the regulatory authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective regulatory authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory work) and from 1% to 10% (in cases of any actions considered by the regulatory authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

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

On March 10, 2017, we entered into an agreement with Valdatana Servicios y Gestiones S.L.U (the “Buyer”), an investment vehicle led by Castlelake L.P. (a private equity global investment company) for the sale of certain shares owned by us in Greenwind totaling US$11.2 million. In addition, the Buyer has acquired shares of Greenwind owned by Pampa Participaciones S.A.U. for US$45,9 thousand, which together with the sale of the shares owned by us account for 50% of the capital stock and rights of Greenwind. As a consequence, as of the date of this annual report, we jointly control Greenwind with Viento Solutions SL.

The PEMC is located at Corti, 12 miles from the City of Bahía Blanca, Province of Buenos Aires. The PEMC consists of 29 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. The PEMC contributes 100 MW of renewable energy to the national Argentine grid, which represents 0.2% of the installed capacity in Argentina.

On June 8, 2018, CAMMESA granted the commercial commissioning of PEMC, which was obtained before the date originally stipulated in the PPA executed with CAMMESA under the RenovAr Program (for more information, please see “The Argentine Energy Sector – RenovAr Program”). From 2019 to 2021, its historical average annual generation was 386 GWh.

PEPE II

PEPE II is located in the area known as Corti, 20 kilometers away from the City of Bahía Blanca, in the Province of Buenos Aires, near PEMC. PEPE II consists of 14 wind turbines; each turbine is made up of four tower sections, a nacelle and three blades driving the turbine with a total diameter of 120 meters.

PEPE II was commissioned on May 10, 2019 under Res. No. 281-E/2017, which was passed by the former MEyM for the Renewable Energy Term Market (MAT ER) and sells its energy to large electricity consumption users through PPAs between private parties.

PEPE II has an installed capacity of 53 MW, which represents 0.1% of the installed capacity in Argentina. From 2020 to 2021, its historical average annual generation was 211 GWh.

PEPE III

PEPE III is located in the City of Coronel Rosales, 25 kilometers away from the City of Bahía Blanca. PEPE III consists of 14 wind turbines; each turbine is made up of four tower sections, a nacelle and three blades driving the turbine with a total diameter of 120 meters.

PEPE III was commissioned on May 10, 2019 under Res. No. 281-E/2017, which was passed by the former MEyM for the MAT ER and sells its energy to large electricity consumption users through PPAs executed between private parties. PEPE III has an installed capacity of 53 MW, which represents 0.1% of the installed capacity in Argentina. From 2020 to 2021, its historical average annual generation was 211 GWh.

In the fourth quarter of 2021, Pampa announced PEPE III’s expansion project, which will increase the existing gross capacity from 53.2 MW to 134.2 MW, with an estimated investment of US$128 million. Its output will be sold in the MAT ER through a US$-denominated PPA with private parties, and it is estimated to be commissioned in stages, with full commissioning in the second quarter of 2023.

Both PEPE II and PEPE III are assets fully owned by Pampa, and in August 2021, Pampa registered PEPE II and III wind farms under the IREC standard, issued by the International REC Standard Foundation, and became the first Argentine power generator to certify wind power. The IREC are internationally recognized certificates that companies employ to offset carbon emission mitigation targets and support renewable energy development. Pampa could issue about 500,000 certificates per year, representing approximately 10% of the total certificates issued in the country.

PEPE IV

The PEPE IV project was announced on May 23, 2018. This project was to be located at the Las Armas area, in the Municipality of Maipú, Province of Buenos Aires, with a gross power capacity of 53 MW. PEPE IV obtained the dispatch priority as established in Resolution ME&M No. 281-E/17 and committed to begin its commercial operations in June 2019.

However, as a result of events occurred during 2019, including the devaluation of the Peso and the increase in interest rates, which resulted in macroeconomic instability, the Company requested an extension of the term to initiate the commercial operations, in order to (i) evaluate the feasibility of the project under the new economic conditions and (ii) negotiate certain changes proposed by work contractors and equipment suppliers. In this context, and based on a thorough evaluation of the renewable projects in progress, on September 11, 2019 the SSERyEE instructed CAMMESA to temporarily suspend the claims for non-compliance, and demanded the Company to extend the validity of the US$12.5 million guarantee for a term of 180 days, which was extended several times. The Company, as owner of the PEPE IV project notified its decision to waive the timely granted dispatch priority and recovered the guarantee it had provided. As a result, CAMMESA notified that the already initiated enforcement of the guarantee was determined to be moot as it had no further claim against the Company; therefore, as of September 30, 2021, the amount of US$12.5 million recorded for to such effect was recovered and disclosed under the item “Other operating income” of the Consolidated Statement of Comprehensive Income.

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

As of December 31, 2021:

•	our combined crude oil and natural gas proved reserves were 157 million boe, 61% of which were proved developed reserves. Natural gas accounted for approximately 92% of our combined proved reserves and liquid hydrocarbons for 8%;

•	our combined oil and gas production in Argentina averaged 51.8 thousands of boe per day. Crude oil accounted for approximately 4.7 thousands of boe per day, while natural gas accounted for approximately 283 million standard cubic feet per day, or 47.1 thousands of boe per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent; and

•	we hold a 2.1% direct interest in Oldelval. Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries located in the pipeline’s area of influence.

During 2021, according to the ME&M, gas gross production in Argentina increased by 1% (4.7 billion cubic feet per day on average), whereas oil gross production increased 6% and stood at 513 thousand barrels per day (on average). In December 2021, according to the ME&M, our consolidated oil and gas production accounted for approximately 1% and 7% of total oil production and gas production in Argentina, respectively.

We are also engaged in the oil and gas business directly and through investments in OCP.

Key Information Relating to Oil and Gas

As of December 31, 2021, we had interests in 18 areas, joint operations (UTEs) and agreements in Argentina: 13 oil and gas production areas and 5 exploration blocks located within exploration areas or pending authorization for production. As of December 31, 2021, we were directly the contractual operator of eight of the 18 blocks in which we hold equity interest.

Acreage

As of December 31, 2021, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by the Company, joint operations and associates.

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

Productive Wells

As of December 31, 2021, our total gross and net productive wells were as follows. The table includes the total gross and net productive wells by the Company, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina	470	151	414	199	884	350

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Refers to the number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

Drilling Activities

In 2021, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by the Company, joint operations and associates (includes our discontinued operations). The following table sets forth the number of total wells we drilled in Argentina and the results for the relevant periods.

	Year ended December 31,
	2021	2020	2019
	Argentina
Gross wells drilled:
Production:
Development wells:
Oil	34	14	39
Gas	31	1	9
Dry wells
Total	65	15	48

Exploration:
Discovery wells:
Oil	-	-	1
Gas	1	-	2
Dry wells	-	-	-
Total	1	-	3

Net wells drilled:
Production:
Development wells:
Oil	9	4	11
Gas	20	0	5
Dry wells	-	-	-
Total	29	4	16

Exploration:
Discovery wells:
Oil	-	-	1
Gas	0	-	2
Dry wells	-	-	-
Total	0	0	3

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

In 2021, our activity was focused on complying with the production commitments within the Plan Gas.Ar. The core of the activity was concentrated in the Neuquén Basin, mainly in El Mangrullo, where 13 wells were drilled, and Río Neuquén, with 14 wells were drilled. In Sierra Chata, 4 development wells were drilled, together with a successful exploration shale gas well. On the oil side, 13 wells were drilled in El Tordillo and 21 wells were drilled in Gobernador Ayala.

Oil and Gas Production

We transport our oil and gas production through several methods depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operate in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, such capacity has been sufficient to store oil without reducing production during temporary unavailability of the pipeline systems, for example, due to, maintenance requirements or temporary emergencies.

During 2021, our production was concentrated in three basins: Neuquén, San Jorge and Noroeste. In Argentina, we own 483,000 net acres, and in the Neuquén basin — the most important basin in the country in terms of oil and gas production —we own approximately 369,000 net acres (representing 76% of our total acres). Our most important fields in the Neuquén basin are El Mangrullo, Sierra Chata, Río Neuquén and Rincón del Mangrullo. As of December 31, 2021, we lifted hydrocarbons from 884 productive wells in Argentina.

For the year 2021, our average daily production was 4,699 barrels of crude oil and 283 million cubic feet of natural gas. Oil production increased by 6% and gas production increased 16% compared to 2020 average.

The following table sets forth our oil and gas production during 2021. Production figures represent our working interest in production (and are therefore net to the Company). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2021.

Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

			2021 Production
Production Blocks	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration

El Mangrullo	Neuquén	NQN	20	71,347	11,911	Pampa	100.00%	2053
Sierra Chata	Neuquén	NQN	22	6,897	1,172	Pampa	45.55%	2053
Río Neuquén	Neuquén/Río Negro	NQN	208	15,704	2,825	YPF	33.07%(4)/31.42%(5)	2027/2051
Rincón del Mangrullo (6)	Neuquén	NQN	20	6,744	1,144	YPF	50.00%	2052
Estación Fernández Oro	Río Negro	NQN	1	100	18	YPF	15.00%(7)	2026
Anticlinal Campamento	Neuquén	NQN	-	74	12	Oilstone	15.00%(8)	2026
Río Limay Este (Ex Senillosa)	Neuquén	NQN	-	-	-	Pampa	85.00%	2040
Aguaragüe(9)	Salta	NOA	72	1,940	395	Tecpetrol	15.00%	2023/2027
El Tordillo	Chubut	CGSJ	905	297	955	Tecpetrol	35.67%	2027
La Tapera – Puesto Quiroga	Chubut	CGSJ	13	-	13	Tecpetrol	35.67%	2027
Gobernador Ayala	Neuquén	NQN	344	-	344	Pluspetrol	22.51%	2036
Veta Escondida - Rincón de Aranda	Neuquén	NQN	0	-	0	Pampa	55.00%	2027
Los Blancos(10)	Salta	NOA	109	-	109	High Luck	50,00%	2045
Total			1,715	103,104	18,899

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1)	In thousands of boe.
(2)	Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. In millions of cubic feet.
(3)	In thousands of boe. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

(4) Province of Neuquén.

(5) Province of Río Negro.

(6) Does not include Vaca Muerta formation.

(7) Over 13 wells.

(8) Over 9 wells.

(9) Includes San Antonio Sur, expiring in 2023, and Aguaragüe, expiring in 2027.

(10) Exploitation concession as from October 15, 2020.

The following table sets forth the production of oil and gas in Argentina for the relevant periods:

	Year ended December 31,
	2021		2020		2019
Argentina	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Río Neuquén (3)	208	15,704	169	11,788	216	15,287
El Mangrullo (3)	20	71,347	17	58,338	23	53,631
Rincón del Mangrullo (3)	20	6,744	23	9,836	46	14,991
Other blocks	1,467	9,308	1,409	9,154	1,475	10,574

Total	1,715	103,104	1,617	89,117	1,760	94,483

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

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped unconventional reservoirs, including both tight and shale gas in the Neuquén basin. The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2021, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

			2021 Production
Blocks/UTE	Location	Basin	Oil kbbl	Gas mcf	Total kboe	Operator	Interest	Expiration
Parva Negra Este	Neuquén	NQN	-	65	11	Pampa	42,50%	2019(1)
Rio Atuel	Mendoza	NQN	-	-	-	Petrolera El Trébol	33,33%	2021(1)
Las Tacanas Norte	Neuquén	NQN	-	-	-	Pampa	90,00%	2023
Borde del Limay	Neuquén	NQN	-	-	-	Pampa	85,00%	2015(2)
Los Vértices	Neuquén	NQN	-	-	-	Pampa	85,00%	2015(2)
Total Exploration Blocks			0	65	11
Total Production			1,715	103,168	18,900

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

(1) Under extension process.

(2) Relinquishment process.

As of December 31, 2021, we held interests in approximately 223,000 gross exploration acres in Argentina.

Cost of Sales, Revenues and Price

Cost of Sales, Royalties and Depreciation

The following table sets forth our average cost of sales, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2021, 2020 and 2019. This table includes our net share of production, joint operations and associates.

	Year ended December 31,
Argentina	2021	2020	2019
	(in US$ per barrel of oil equivalent)

Production cost	6	6	8
Royalties	3	2	3
Depreciation	6	7	6
Total	15	15	17

Revenues

The following table sets forth revenues for the oil and gas exploration and production business segment by geographic area for the fiscal years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
Argentina
	(in millions of US$)

Oil	99	64	98
Gas	344	219	342
Others	10	11	8
Total	453	294	448

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2021	2020	2019
Argentina
Oil (In US$ per barrel of Oil)	58	40	54
Gas (In US$ per thousand cubic feet)	3	2	4

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

In October 2021, in the third Round of the Plan Gas.Ar, Pampa was awarded an additional 2 million m3/day at a price of 3.347 dollars per million BTU, for the period beginning in May 2022, ending in December 2024. Jointly, the contracts awarded to Pampa, sum up to a commitment to delivering 9 million m3/day per day all year, an additional 2 million m3/day during the winter period.

The remaining committed volume will be allocated to CAMMESA’s monthly tenders, exports, industries and the spot market.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X (Title 17 of the Code of Federal Regulations Part 210), proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The evaluation of our reserves covered the reserves located in areas operated and non-operated by the Company. The proved oil and natural gas reserves were estimated in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. GaffneyCline performed an independent audit of 96% of our estimated proved reserves as of December 31, 2021. We provided all information required during the course of the audit process to the satisfaction of GaffneyCline. See the Reserves Report by GaffneyCline, dated January 25, 2022 included as Exhibit 13.2 to this annual report. As of December 31, 2021, 2020 and 2019, 96%, 98% and 94%, respectively, of our estimated proved reserves were audited by GaffneyCline.

As of December 31, 2021, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 157.0 million of oil equivalent barrels (boe), 12.6 million barrels of liquid hydrocarbons and 866.5 billion cubic feet, or 144.4 million boe, of natural gas, of which 837.3 billion cubic feet were estimated to be sales gas and 29.2 billion cubic feet were estimated to be consumed as fuel gas in operation (which are included in our total natural gas proved reserves). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 8% and 92%, respectively, of our total proved reserves as of December 31, 2021. The reserves outside Argentina (Venezuela) were reclassified as contingent in December 2016, due to profitability and the economic situation of Venezuela.

As of December 31, 2021, proved developed reserves of crude oil equivalent represented 61% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately eight years of production at 2021 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2021, including joint operations and associates.

	Reserves as of December 31, 2021
Reserves Category	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (million boe)

Proved Developed	8.0	527.9	95.9
Proved Undeveloped	4.7	338.7	61.1

Total proved reserves	12.6	866.5	157.0

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

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Millions of boe (1)	% of total proved reserves	Millions of boe	% of total proved reserves	Millions of boe	% of total proved reserves

Proved developed reserves	95.9	61.1%	69.8	49.2%	70.8	52.3%
Proved undeveloped reserves	61.1	38.9%	72.0	50.8%	64.6	47.7%

Total Proved Reserves	157.0	100.0%	141.8	100%	135.4	100%

Note: All figures have been subject to rounding, so figures shown as totals may not add up.

During 2021, forty-seven wells were drilled and 15 drilled uncompleted wells were completed in El Mangrullo, Río Neuquén, El Tordillo, Gobernador Ayala and Sierra Chata areas, of which thirty-four and thirteen, respectively, were changed from proven undeveloped reserves to proven developed reserves from the first four areas just mentioned. In Sierra Chata one well was completed aimed at developing Vaca Muerta shale gas reservoir.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. Since December 2016, and as of December 31st, 2021, the reserves in Venezuela have been reclassified as contingent resources because of profitability and the economic situation of such country.

Reserves Evolution

The table below sets forth total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes our net share of the proved reserves of our joint operations and associates.

	Crude oil, condensate and natural gas liquids	Natural gas

	Argentina		Combined
	(in thousands of barrels)	(in millions of cubic feet)	(in million boe) (1)
Total proved developed and undeveloped reserves as of December 31, 2019	13,551	731,082	135.4
Proved developed reserves as of December 31, 2019	8,805	372,000	70.8
Increase (decrease) originated in:
Revisions of previous estimates	152	25,633	4.4
Improved recovery	44	57,119	9.6
Extensions and discoveries	1,406	44,824	8.9
Year’s production	-1,627	-89,140	-16.5
Total proved developed and undeveloped reserves as of December 31, 2020	13,527	769,519	141.8
Proved developed reserves as of December 31, 2020	7,761	371,99	69.8
Increase (decrease) originated in:
Revisions of previous estimates	205	44,993	7.7
Improved recovery	2	7,696	1.3
Extensions and discoveries	607	145,564	24.9
Year’s production	-1,716	-101,231	-18.6
Total proved developed and undeveloped reserves as of December 31, 2021	12,625	866,541	157
Proved developed reserves as of December 31, 2021	7,970	527,870	95.9

(1) Gas converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

As of December 31, 2021, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 157.0 million boe (12.6 million boe of liquid hydrocarbons and 866.5 billion cubic feet, or 144.4 million boe, of natural gas), representing a 11% increase compared to proved reserves as of December 31, 2020 (a decrease of 7% and an increase of 13% for liquid hydrocarbons and natural gas, respectively).

During 2021, previous estimates of our fields located in Argentina were subject to revisions representing an increase of 7.7 million boe mainly attributable to better natural gas production performance in the El Mangrullo area. Extension and discoveries increased by 24.9 million boe through drilling activities, mostly in the El Mangrullo, Río Neuquén and Sierra Chata areas. In addition, an increase of 1.3 million boe was attributable to improved recovery in the El Mangrullo area.

As of December 31, 2021, 61% of our proved reserves were developed, while 39% were undeveloped. Proved developed reserves were 95.9 million boe. During 2021, we invested US$152.1 million mainly in drilling, completion and facilities to convert approximately 26.0 million boe of proved undeveloped reserves to proved developed reserves. Our proved undeveloped reserves were 61.1 million boe, all of which corresponded to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 91% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance of 9% (5.5 million boe) will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

The 15% decrease (10.9 million boe) in our proved undeveloped reserves in 2021 compared to 2020 was mainly attributable to:

(1)	a decrease of 26.0 million boe by the conversion of proved undeveloped reserves to proved developed reserves, mainly through drilling, completion and workovers activities performed in our production areas in the Neuquén basin, mainly in the El Mangrullo and Río Neuquén areas;

(2)	an increase of 14.9 million boe of proved undeveloped reserves by extensions and discoveries, through additional drilling activities, mainly in the Río Neuquén, El Mangrullo and Sierra Chata areas in the Neuquén basin; and

(3)	an increase of 0.2 million boe of proved undeveloped reserves, came from revisions of previous estimates and adjustments to production estimates based on performance of drilling activities.

The activities described in items (1), (2) and (3) above resulted in a net decrease of 10.9 million boe in our proved undeveloped reserves in 2021 compared to 2020.

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

The reported hydrocarbon reserves were estimated based on professional, geological, and engineering judgment and on information available prior to December 31, 2021. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

The Reserves Report covered 96% of our estimated total proved reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent Reserves Engineers Firm independently audited reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the Reserves Report based upon its evaluation. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Our estimated proved reserves as of December 31, 2021 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

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

We have expressed with the authorities of the Government of Venezuela that our interest in making investments and/or financing proposals in the mixed-capital companies has ceased and that we are willing to negotiate the transfer of our shares to CVP. As a result, we are currently unable to obtain accurate information about the mixed-capital companies in Venezuela and, consequently, have not disclosed information on oil and gas activities regarding Venezuela for the years ended December 31, 2019, 2020 and 2021.

Ecuador

On October 31, 2008, Pampa Bloque18, a wholly-owned subsidiary of the Company established in the Republic of Ecuador, Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the Amendatory Agreements), while the parties negotiated the migration to a new contract modality.

The consortium decided not to accept the final proposal received from the Ecuadorian government to migrate from the original arrangements to service agreements in Block 18 and the Palo Azul Unified Field. Consequently, through a Resolution dated November 25, 2010, the Hydrocarbon Secretary notified Pampa Bloque18 of the termination of the participation agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements provides that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by reference to a variable rate, and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

After taking the required administrative and judicial steps and being unable to reach an agreement with the Ecuadorian Government, on June 21, 2013, Pampa Bloque18, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the consortium, (the “Plaintiff Parties”) submitted a letter of notification of a dispute under the terms of the Amendatory Agreements to the Ecuadorian State, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which arbitration began on February 26, 2014.

Pampa Bloque18’s participation in the Bloque 18 Consortium is 30% and the final award by the arbitration tribunal corresponding to Pampa Bloque18 stake, amounted to US$176 million (the “Final Award”).

On March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the “Arbitration Settlement”) pursuant to which the Plaintiff Parties agreed not pursue the collection of the Final Award, in exchange for a compensation for general damages, which for Pampa Bloque18 comprises (i) a release from fiscal and labor claims currently in the trial stage, amounting to more than US$132 million, and (ii) an additional compensation of US$54 million, which was paid by the end of first half of 2018 (including the recovery of granted guarantees).

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

As a result of the Arbitration Settlement, we have disclosed net profits for US$40 million (Ps. 1,116 million) as of December 31, 2018, consisting of: (i) a profit of US$133 million in consequential damages after writing off of the receivable of US$53 million to be recovered from the Ecuadorian Government pursuant to the Amending Agreements, and (ii) a US$93 million loss associated with the agreement to the terms of the tax claims assigned to Pampa Bloque18 in accordance with the Arbitration Settlement.

In 2018, Pampa Bloque18 collected the agreed amount and waived (without this implying an admission of facts or rights) the proceedings brought in the Ecuadorian Internal Revenue System Claims, and the Ecuadorian Government has made the withholding to cancel all tax debts. On September 20, 2019, through an official letter issued by the Ministry of Labor, Pampa Bloque18 was notified of the payment on employee participation profits from 2002 to 2010, to the former consortium workers.

Crude Oil Transportation OCP Agreement

On November 10, 2003, Pampa Bloque18, entered into a “ship or pay” agreement with OCP, whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term (the “OCP Agreement”).

Under the OCP Agreement, Pampa Bloque18 must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCPs operating costs and financial services, among other items.

Pampa Bloque18 is entitled to sell transportation capacity through OCP’s pipeline to mitigate the negative effect of excess contracted capacity. In this respect, Pampa Bloque18 periodically negotiates the sale of committed transportation capacity. On December 31, 2008, Pampa Bloque18 and Petroecuador entered into an agreement under which, as from January 1, 2009, transportation of crude oil through OCP’s pipeline is charged by Petroecuador to the transportation capacity committed to under the agreement entered into between Pampa Bloque18 and OCP, up to a maximum of 70,000 barrels per day. In addition, Pampa Bloque18 sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period.

In January 2018, Pampa Bloque18 assigned to ENOPSA a transportation capacity of 10,000 barrels per day. As a result, Pampa Bloque18 will pay to PEO US$2.9 million.

In January 2018, PEO declared the Equity Expropriation Event, whereby, under certain circumstances stipulated in the agreement, we, in our capacity as guarantor, will bear the payments for the capital charges associated with the assigned transportation capacity.

In April 2018, Pampa Bloque18 assigned to Trenerec S.A. (a subsidiary company in Ecuador) the remaining transportation capacity of 70,000 barrels per day held with OCP. Additionally, Pampa Bloque18 assigned to Trenerec S.A. the rights and obligations held under the agreement entered into with Petroecuador by which Trenerec will be able to sell to Petroecuador transportation capacity for 70,000 barrels per day.

The OCP Agreement expired on November 10, 2018, and, therefore collaterals held to ensure compliance with related financial commitments were gradually released as those commitments became extinguished. As of December 31, 2019, we do not hold any collateral in this respect.

During 2019 Pampa Bloque18 initiated a mediation process together with Petroecuador due to certain breaches of contract related to a transportation agreement signed in December 2008 between Petroecuador and Pampa Bloque18. This process ended with no settlement being agreed between the parties.

On February 17, 2021 Pampa Bloque18 initiated an arbitration process against Petroecuador due to breach of contract by Petroecuador. Up to this date the arbitration is still in process.

OCP

In 2001, the Ecuadorian government awarded to OCP the rights to construct and operate for a 20-year term the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day are committed under transportation agreements that include a Ship or Pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed in 2003, when it began operations. As of the date of this Annual Report, we have a 30.06% equity interest in OCP.

Our subsidiary, Pampa Bloque18, entered into a transportation agreement with OCP that includes a Ship or Pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, beginning in November 2003. For more information, see “—Others—Ecuador”.

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

Furthermore, on December 5, 2018, through our subsidiary PEB, we executed an agreement with Agip Oleoducto de Crudos Pesados BV to purchase shares representing 4.49% of OCP’s capital stock and subordinated debt issued by us. The closing of this transaction is subject to the approval of the Government of Ecuador, among other conditions precedents. On June 20, 2019, upon satisfaction all conditions precedent, the transaction was closed and registered with the Shareholders’ Registry Book.

Subsequently, on August 12, 2021, the Company, through its subsidiary PEB, executed an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.) for US$5 million. Pampa Ecuador Inc. holds a 14.15 % equity interest in OCP Ltd. The closing of the transaction on the mentioned date involved the recognition of profits for US$25 million and US$17 million, respectively, under IAS 28.

Recoverable value of the investment

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

On December 3, 2021, OCP declared the “Operational Urgency” due to an accelerated side erosion in the Rio Quijos, Piedra Fina sector, the boundary between the Napo and Sucumbíos provinces, Ecuador, which caused cracks in the Quito - Lago Agrio road and the subsequent destruction of a section of the road. The applicable competent authorities were immediately notified that a temporary bypass would be constructed to ensure the pipeline’s operational continuity and avoid an environmental incident. On December 8, 2021, OCP suspended crude oil pumping and ordered the complete draining of the pipeline at KP95+736. On December 11, 2021, OCP notified the Ministry of Energy and Non-Renewable Natural Resources of the occurrence of the force majeure event, and operations were restarted on December 31, 2021.

On January 28, 2022, a new force majeure event occurred due to a landslide causing the rupture of the “Oleoducto de Crudos Pesados” pipeline at KP96+526. OCP started the repairs and the cleanup and remediation work on the affected pipeline. The crude oil transportation service was restarted on February 7, 2022.

PEB has performed recoverable amount tests for its investment in OCP as of December 31, 2020 and 2021, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, the term extension due to the suspension of contractual obligations resulting from the detailed force majeure events and a discount rate of 15.01% and 17.12% for 2020 and 2021, respectively.

As of December 31, 2020, PEB recognized an impairment reversal of US$0.1 million, while no impairment loss was recorded as a result of the recoverability assessment performed as of December 31, 2021.

Contingent liabilities in OCP

Due to the force majeure event resulting from the described rupture at the KP93 pipeline in 2020, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first and second instance by Orellana’s Provincial Court of Justice. As of the date of this annual report, the plaintiffs have filed a constitutional protection proceeding, which has been admitted to be heard by the Constitutional Court.

The Company's Management together with its legal advisors have classified an unfavorable ruling as remote, therefore, no provision has been recognized on this matter.

Oldelval

In line with our strategy to focus resources on our core businesses, on November 2, 2018 we executed an agreement with ExxonMobil Exploration Argentina S.R.L. (“ExxonMobil”) for the sale of 21% of the capital stock of Oldelval, which closed on November 27, 2018. As a result, we hold a 2.1% interest in Oldelval.

Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the transportation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul and Luján de Cuyo distilleries, all located in the pipeline’s area of influence.

In 2021, Allen’s oil transportation from Allen to Puerto Rosales reached 32,047 m3/day on average, and transportation to the refineries located in the provinces of Neuquén and Mendoza totaled an average of 1,865 m3/day and 619 m3/day, respectively. The total transported volume was 34,532 m3/day, equivalent to 79.3 million bbl in 2021, representing a 19.5% increase compared to 2020.

It is worth highlighting that the Allen – Puerto Rosales main pipeline’s transportation capacity as of the closing of 2021 was 28,800 m3 per day without polymer and 36,000 m3 per day with polymer.

On December 10, 2021, a hydrocarbon spill occurred in the Medanito area, Province of Río Negro and was contained on the same day. There were no injuries, and no nearby watercourses were affected. Moreover, all work necessary for oil recovery have been performed, and soil and vegetation cleanup is expected to soon be completed. The total amount of the incident is estimated at US$6 million, and Oldelval is making the necessary filings before the insurance companies.

It is worth highlighting that in 2021 Oldelval managed to maintain its transportation service, ensuring operational continuity and a reliable pumping system.

Our Petrochemicals Business

Our petrochemical operations are entirely based in Argentina where we own three high-complexity plants producing styrene, SBR and polystyrene, with a domestic market share ranging between 91% and 99% (per Company estimates). We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and SBR.

The petrochemicals division has the following assets:

•	an integrated petrochemicals complex at PGSM, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG), which are used as raw material, and propellants, 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of SBR, 180,000 tons of ethyl benzene and 31,000 tons of ethylene; and
•	a polystyrene plant located in the city of Zárate, Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene.

The following table sets forth main indicators of sales by major product for the petrochemical division in Argentina for the fiscal year ended December 31, 2021 and 2020:

	2021	2020
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	57	47
SBR	49	37
Polystyrene	48	47
Others	254	205

Sales destination (*)
Argentina	63%	66%
Outside	37%	34%

Styrene Division

In 2021, the monomer styrene sales volume totaled 49 thousand tons, 26% higher than in 2020, with a 27% increase in domestic sales and a 17% increase in exports, destined for the expanded polystyrene, emulsions, and polyester resin markets. Propylene sales volumes reached 8 thousand tons, 6% lower than in 2020, mainly due to maximized ethylene production. The polystyrene sales volume was 58 thousand tons, experiencing a 23% increase compared to 2020, with a 10% increase in domestic sales and an 89% increase in exports, mainly to Chile and Uruguay. Moreover, in 2021 the Company sold 49 thousand tons of rubber, a figure 32% higher than in 2020, with a 53% increase in domestic sales and a 25% increase in exports to Brazil.

Reforming Gasoline Division

Sales of the Reforming division increased by 24% compared to 2020. In 2021, octane bases and gasoline sales totaled 197 thousand tons, a volume 41% higher than in 2020, with a 52% increase in domestic sales, associated with the fuel consumption recovery, against the year 2020 affected by the lockdown. Hexane, paraffin solvents, and aromatics sales volumes totaled 45 thousand tons in 2021, representing a 14% decrease compared to 2020, associated with the higher formulation of octane bases. In 2021, propellant sales totaled 10 thousand tons, experiencing an 18% increase compared to 2020, associated with the higher processing of raw gasoline.

Our Holding and Other Business

Our holding and other business segment is comprised, among other holdings, of our direct and indirect interest in TGS, Argentina’s major gas transportation company, which owns a 9,231 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of one million tons a year. Furthermore, we jointly control Transener with IEASA. Transener is a company that operates and maintains the Argentine high voltage transmission grid covering 14,648 km of proprietary lines, as well as 6,766 km of Transba-owned high voltage lines. Transener transports 86% of the electricity in Argentina. In addition, we participate in the refining and distribution operations through Refinor, which owns a refinery located at Campo Durán in the Province of Salta with an installed capacity of 25.8 thousand oil barrels per day and a commercial network of 92 gas stations.

Our Interest in TGS

TGS is the most important gas transportation company in Argentina, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of natural gas liquids for both domestic and export markets, conducting its business from the General Cerri Complex located in Bahía Blanca, in the Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also acted in the telecommunications area through its controlled company Telcosur. As of December 31, 2021, Pampa holds a 29.2% interest in TGS.

Description of TGS’ Business Segments

Regulated Segment: Gas Transportation

Revenues from this segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for regardless of its actual use. TGS provides an interruptible service, where natural gas transportation is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created for such effects. For this service, TGS receives from customers with incremental natural gas transportation capacities the charge of access and use established by ENARGAS, which remained unchanged from its creation in 2005 until its first update in May 2015.

In constant terms, as of December 31, 2021, annual revenues from this business segment amounted to Ps.24,503 million in 2021, representing 27% of TGS’ total revenues and evidencing a 31% decrease compared to 2020.

It is worth recalling that in 2021 transportation contracts on a firm basis represented 81% of revenues from sales in this segment, without changes compared to 2020. As of December 31, 2021, the total capacity hired on a firm basis amounted to 82.6 million m3/day with a weighted average life of 11 years. In 2021, natural gas daily average injection into the system operated by TGS amounted to 69.5 million m3/day, a volume slightly higher than in 2020 due to Plan Gas.Ar’s impact, especially on account of the higher injection at the Neuquina Basin (+9% vs. 2020), offset by the decrease in the Austral Basin (-7% vs. 2020). In this scenario, TGS’ gas pipeline system was reasonably responsive to the demand needs.

In the commercial area, in 2021 TGS launched an open call for tenders to renew firm transportation agreements expiring in 2022 and 2023, renewing agreements for 5.04 million m3/day for an average term of 20 years. Routes for the Neuquina Basin were renewed for 35 years and for the Austral Basin for 12 years, consolidating TGS’ business sustainability, also ensuring contractual continuity for routes in the Austral Basin considering the injection reduction risk.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and commercialization of liquids are not regulated by ENARGAS. In 2021, this segment’s revenues accounted for 63% of TGS’ total revenues, amounting to Ps. 55,731 million, 34% higher than in 2020. The main cause of the increase was the rise in international reference prices, the impact of the revenue restatement (inflation-adjusted as of the closing of 2021, higher than the Ps. devaluation) on US$-denominated sales, and, to a lesser extent, the higher demand for propane in the domestic market. These effects were partially offset by lower exported volumes. Moreover, lower ethane volumes will be offset by the annual ToP review clause.

Liquids production and commercialization activities are conducted at the Cerri Complex, located close to the city of Bahía Blanca, supplied by all of TGS’ main gas pipelines. Ethane, propane, butane, and natural gasoline are recovered at this complex. TGS sells liquids to both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. In the foreign market, these products and natural gasoline are sold at international reference prices. Moreover, ethane is sold to Polisur at a price agreed between the parties.

In 2021, total sales volumes reached 1,119,419 tons, a figure 2% lower than in 2020, 31% of which were destined for exports. Out of the total sales destined for the domestic market, 73% were made at US$-denominated prices or with a US$-based adjustment clause.

Regarding the foreign market, average sales prices for natural gasoline, butane, and propane recorded 85%, 89%, and 104% increases in 2021, respectively, due to substantial increases in international reference prices, which had been affected by the pandemic in 2020.

It is worth highlighting that Decree No. 488/20 established an export duty on liquids, among other products, of 8% in 2021, except for January (3.1%) and February (5.7%). Moreover, in addition to seaborne exports, TGS makes inland exports to neighboring countries. Although their volumes are substantially lower than those conducted by sea, they allow TGS to capitalize on a higher operating margin. In 2021 and 2020, propane and butane deliveries overseas were made in the spot market, seizing opportunities related to different market niches, enabling a considerable increase in fixed premiums. Natural gasoline was sold both through term contracts and spot transactions.

Regarding the domestic market, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement in 2021. Prices are regulated by a set of resolutions, provisions, and agreements. The participation in these programs forces TGS to sell at prices ostensibly lower than market prices. Moreover, participation in this program requires the Federal Government to reimburse TGS an economic compensation denominated in Ps., which is currently being collected with delays. Outside these programs, TGS sold 196,990 tons of propane and 17,072 tons of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant, and automotive market.

In 2021 TGS continued selling ethane under the long-term agreement executed with Polisur in September 2018. This agreement has commercial guidelines stipulated in 2020, with improvements in the ToP clause (to be met annually), which guarantees TGS a gradual increase in sales volumes over the first five years of the contract. In fiscal year 2021, there was a mild decrease in the volume of ethane sold to Polisur, reaching 353,078 tons, slightly lower than the 360,870 tons sold in 2020, due to the customer’s inability to take a higher volume.

Furthermore, in 2021 TGS continued effectively rendering logistic services at the Puerto Galván facilities, selling LPG by inland transport, dispatching approximately 17,348 trucks (410,029 tons) of its products, vs. 16,543 trucks (379,635 tons) recorded in fiscal year 2020.

Additionally, in May 2021, an LPG dispatch contract was executed with Compañía Mega S.A. for loading tankers in case they cannot use their own quay, effective until December 2023.

Regarding US$-denominated prices for natural gas acquired as PTR (plant thermal reduction) for processing at the Cerri Complex, a 41% increase was recorded compared to 2020 due to Plan Gas.Ar’s impact. However, Plan Gas.Ar reversed the decrease in natural gas production over the last few years, and supports the LNG business.

Non-Regulated TGS’ Segment: Other Services

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

This segment represented 10% of TGS’s total 2021 revenues, experiencing a 21% increase in real terms vs. 2020. This increase was mainly due to higher natural gas transportation and conditioning services at Vaca Muerta and the impact of revenue restatement (adjusted by inflation as of the closing of 2021, higher than AR$ devaluation) over US$-denominated sales, partially offset by lower telecommunication services, as well as operation and maintenance services.

The gathering gas pipeline in the Vaca Muerta formation has a 147-km length, with a 60 million m3 per day transportation capacity and a plant in Tratayén with an initial conditioning capacity of 5 million m3 per day. Moreover, to face the increase in flows, the 2.4 million m3/day capacity expansion on this plant was completed in 2021, and two projects were approved, comprised of the installation of: (i) two gas conditioning modular plants with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower; and (ii) a conditioning plant with a capacity of 6.6 million m3/day. The estimated investment will amount to US$22 million and US$82 million, commissioning in 2022 and mid-2023, respectively.

Midstream service expansion in Vaca Muerta

Driven by the growth in gas production linked to Plan Gas.Ar, TGS completed the Tratayén plant’s expansion works in September 2021, increasing the treatment capacity from 5.4 a 7.8 million m3/day, with an approximate investment of US$16 million.

Moreover, in the last quarter of 2021, two projects were approved, consisting of the installation of: (i) two gas processing modular plants, with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower; and (ii) a conditioning plant with a 6.6 million m3/day capacity. The investment is estimated at US$22 million and US$82 million, and commissioning is expected for 2022 and mid-2023, respectively.

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

Transener’s operations

Transener is the leading company in the utility service of high voltage electricity transmission in Argentina, which directly operates 86% of the high voltage lines of the country. Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kV level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 14,648 km and 58 transforming substations.

Transener also indirectly owns one of the seven regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,766 km and 108 transforming substations.

Transener also generates additional revenues from, among others, the operation and maintenance of the fourth line, and services provided to third parties.

Operation and Maintenance

The extra high voltage power transmission grid operated and maintained by Transener is subject to significant load conditions year after year. The record-breaking demand for the power capacity, of 26,320 MW on February 8, 2018, was surpassed in 2021, recording 27,088 MW on December 29, 2021. Moreover, a new record-breaking demand for power capacity of 28,231 MW was registered on January 14, 2022, 4% higher than the maximum peak recorded in 2021.

Despite the great number of power grid requests in 2021, service quality has been wholly acceptable for the values required from a company like Transener, ending the year with a rate of 0.32 failures per each 100 km-line, consistent with international parameters accepted for companies that operate and maintain extra high voltage transmission systems. Moreover, in March and April 2021, an all-time record low of 0.19 failures per each 100 km-line was recorded.

Business Development

Engineering Services

Taking into consideration its electrical system projects, Transener has focused on projects with competitive advantages by giving priority to those within the 500kV and 132kV systems.

In 2021, Transener continued supporting renewable energy generation work for supplementary services to implement power generation and demand monitoring systems (Automatic Export Demand and Generation Disconnection systems) and transforming stations’ testing and commissioning. Transener’s expertise has been a key factor for customers to entrust it with the execution of critical work. Among the most important projects, we can mention the 132-kV expansion works for power input from wind farms, such as replacing 132kV busbars in the Miramar transforming station.

Simultaneously with this work, Transener continued supplying power equipment to remote sites from the collector wire system for communication systems related to third-party fiber optic leases.

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

Communications

In 2021, Transener has continued to provide infrastructure services to different communication companies, including the assignment of dark fiber optics over the system property (line IV), and the lease of space in microwave station and in antenna support structure. The increasing demand from cell phone companies has increased the income through additional volume and higher prices. In addition, Transener continued support services in operative communication and data transmission to the WEM agents.

Others

Service outage in the Argentine Electricity Grid

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage. The outage was a result of the concurrence of multiple shortcomings within the SADI, some of them unrelated to the transmission system operated and maintained by Transener.

Regarding the transmission system under the responsibility of Transener, the outage was due to a specific technical issue, and not to the lack of investment and maintenance. This technical issue resulted from a modification to the Litoral corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía –Manuel Belgrano lines. This in turn meant the Auto-Disconnect Generation (“DAG”) mechanism was not properly adapted to the mentioned modification of corridors, and did not recognize signals sent out by the protection system. This bypass was made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in the Litoral corridor.

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

As a result of this event, on May 14, 2021, the ENRE, pursuant to Resolution No. 121/21, imposed a penalty on Transener for the previously described event, which does not significantly differ from the provision held by Transener under liabilities.

Moreover, the ENRE filed new charges against Transener on account of its liability for alleged breaches in this event. Transener rejected the charges alleging the illegality and irrationality of the filing of a new summary proceeding after the termination of the proceeding that imposed the applicable penalties. If this proceeding is resolved unfavorably for Transener, any penalty or other monetary fine may have an adverse impact on its results. As of the date of this annual report, there is uncertainty on the possible imposition of a penalty and its amount.

Transener and TGS’ Tariff Situation

The Social Solidarity and Productive Reactivation Law delegates the PEN with the power to administratively intervene the ENRE and ENARGAS (implemented through the Decrees No. 277/20, 278/20, and 963/20, as amended) until December 31, 2022.

On December 17, 2020, DNU No. 1020/20 was issued, launching the RTI renegotiation for a term not to exceed two years from its publication. Until then, all agreements under the respective RTI in force would be suspended, with the scopes to be determined in each case by the ENRE and ENARGAS. The renegotiation process would be completed with the execution of the RTI Final Memorandum of Understanding.

The public hearings to consider TGS, and Transener and Transba’s transitional tariff regime took place on March 16 and 29, 2021, respectively. Despite presenting all documentation required by the ENRE timely and in due form, Transener and Transba have received no instructions from the ENRE. In the case of TGS, as no agreement was reached, on June 2, 2021, it was established that tariff schemes effective in April 2019 would remain unchanged (Decree No. 353/21, ME & ENARGAS Joint Res. No. 1/21, and ENRE Res. No. 149/21). TGS filed a motion for reconsideration and requested the nullity of these provisions.

Moreover, on February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting the 25% and 23% transitory tariff update to Transener and Transba, respectively, retroactively as of February 1, 2022. Given the differences between these companies’ tariff proposals and the final tariff schemes, Transener and Transba submitted a motion to review the file and a preliminary challenge and will appeal both resolutions.

Furthermore, the Decree No. 91/22 and ENARGAS Res. No. 60/22, issued in February 2022, granted the 60% transitory tariff update to TGS, effective from March 1, 2022. Among other conditions, this grant did not establish a mandatory investments plan and set a prohibition on: (i) distributing dividends; and (ii) early canceling financial and commercial debts taken on with shareholders, acquiring other companies, or granting loans.

Under the 2022 Transitional Agreement, TGS committed not to file new claims, remedies, actions, complaints, or motions of any kind; and/or to suspend or maintain or postpone the suspension of any claims and remedies filed in any way associated with the current Integral Tariff Structure Review, Social Solidarity and Productive Reactivation Law, Decree No. 278/20 and DNU No. 1020/20.

It is worth highlighting that Transener, Transba, and TGS’ tariff schemes had not been modified since August and April 2019, respectively. Moreover, in their respective 2022 public hearings, they had informed the relevant authorities that their transmission costs represented about 2% and 13% of a residential consumer’s final bill (consisting of raw materials, transmission, distribution, and tax).

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

The Campo Durán refinery receives crude oil/condensate and natural gas from the northwestern basin and from Bolivia. Refinor holds the concession on a 1,108 km multiproduct pipeline extending from RCD (Salta) to Montecristo (Córdoba). After executing an agreement with YPF in 2020, the pipeline started to operate from Montecristo to Refinor’s fuel plant, located at Banda del Río Salí, Tucumán, in 2021. In 2021, the average daily processing of crude oil amounted to 4,000 bbl. In turn, gas processing reached a daily average of 2.9 million m3.

In 2012, Refinor executed an agreement with IEASA to supply compression services for the gas IEASA imports from Bolivia. This agreement was amended to increase the gas compression capacity (up to a volume of 26 million m3/day), effective until April 2019. The agreement was renewed in 2019 and 2021 and will be in effect until April 2023, with a compression capacity of 21 million m3 of gas/day.

As of December 31, 2021, Refinor had a commercial network of 92 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca, and Chaco. The network offers a high-performance fuel line: Premium Max (97 octanes), Super Max (95 octanes), Eco Diesel Max, and Eco Diesel Premium Max.

In 2021, gasoline, gasoil, raw gasoline, and other liquid fuel sales amounted to 442 dam3, representing a 22% year-on-year increase. LPG sales amounted to approximately 47 thousand tons in 2021, similar to last year’s volume.

During April 2022, the Company received an offer to buy its interest in Refinor for a purchase price that is below its registered book value. If this transaction is closed in the offered terms and conditions, the Company would have to register a loss (before taxes) of approximately US$11 million.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transportation company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes. It is under a 95-year concession, which expires in 2088.

IT and Cybersecurity

With a focus on the hybrid work modality implemented since the lockdown and searching for more agility and flexibility to enhance our teammates’ experience, some floors at the Pampa Building were refurbished. Improvements included enhanced fixed and wireless network connectivity, flexible desk spaces, and modern meeting areas. 600 teammates received new cell phones, and Teams was integrated into the central telephone system for all facilities, replacing landline phones. In line with technological obsolescence reduction, firewalls were updated, minimizing information security risks.

In the power generation business, after working for over a year, we completed the implementation of OSIsoft’s PI software, which provides real-time information on the power plant’s operating variables, optimizing, monitoring and accelerating digital business transformation. In line with this innovation, an application was implemented to record and follow up on associated notes between governmental bodies and power plants to ensure they are answered properly and promptly.

In the E&P business, we continued with the plan launched in 2020 for well information digitalization on a data storage platform, optimizing decision-making and consolidating data flows. Moreover, digital cameras were installed to monitor our facilities, and an office and warehouse access control system was installed in El Mangrullo block to preserve the business’ assets security. In addition, under Plan Gas.Ar, necessary adjustments were made to the commercial system according to the SE requirements.

In corporate sectors, together with the processes sector, initiatives were implemented to enable more agile working and minimize office paper use. The administration sector was assisted in implementing a set of accounting enhancements, and in the insurance sector policies application was updated. Additionally, in collaboration with the finance and commercial sectors, a portal was implemented to improve communication with the Company’s customers. In the human resources sector, a new knowledge management platform was incorporated, and process digitalization improvements continued. The QHSE integrated system was expanded, implementing findings, hazardous waste, and water resources modules, and incorporating automatic file generation facilitating information for third parties. In the procurement area, the procurement and supplier functionality was expanded, and supplier advance payment functionality was incorporated. In the PGSM petrochemical plant, a new truck scale operation application was developed.

Regarding information security, and considering the global increase in cybersecurity crimes, awareness-raising efforts were intensified, continuing with our teammates’ training and the execution of an industrial cybersecurity plan maximizing security at the Company’s critical facilities. Additionally, a cybersecurity platform was implemented, focusing on early incident detection and fraud prevention, and the corporate antivirus scope was extended to employees’ mobile devices.

Quality, Health, Safety and Environment

We are committed to developing our businesses to observe the highest quality, safety, environmental, and labor health standards, prioritizing personal welfare, environmental care, and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

In 2021 our 2017 QHSE Policy evolved towards a new integrated management policy, reinforcing the commitments to the health, well-being, and safety of individuals, the environment, and our shareholders. Its scope incorporates the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and their management optimization. The new policy reaffirms that integrated management is an essential part of our operations; it includes ten management principles that constitute a simple and agile guide facilitating and promoting its implementation.

In 2021, although the pandemic and the required special practices and protocols continued, the Company moved forward with management programs in all its operations, training the staff under our integrated management policy described above and strengthening Pampa’s culture on QHSE issues.

Quality

We further our management quality using ISO standards and the Argentine National Quality Prize model as references, seeking continuous improvement. The primary Management Quality methodologies applied are RMM (Operational Risk Management Matrix), the QHSE performance cycle, the administration of certified management systems, and daily management quality.

RMM seeks to reduce the risks inherent in our operations. In 2021, 60% of the improvement plans defined in the assessments conducted in 2020 were implemented to address the major identified risks.

We evaluate QHSE performance in all our assets based on target setting and the systematic monitoring and measurement of QHSE indicators developed on the QlikView platform, allowing us to make real-time decisions and know their evolution. We continued improving the dashboard by incorporating an RMM plan progress indicator and new views to monitor the Covid-19 situation. In 2021, we maintained the zero major environmental anomalies goal and met most strategic goals set for the year, which were even stricter than in 2020.

Moreover, in 2021 we completed the maintenance and recertification program under ISO standards, showing efficiency in goal fulfillment and commitment to our shareholders. We also maintained the following certifications: ISO 9001 (Quality Management), 14001 (Environmental Management), and 50001 (Energy Management), and completed the migration from OHSAS 18001 to ISO 45001 (Occupational Health and Safety). Furthermore, all our power plants were certified under ISO 55001 (Asset Management). This innovative milestone, the most relevant in the region regarding this standard, seeks to optimize asset management, reaching a balance among performance, risks, and costs.

Additionally, some applications developed on the SharePoint platform were enhanced, seeking more agility and a better user experience. In addition, the TERV application was consolidated, which allows for managing legal compliance with QHSE in all our operations.

Finally, since 2013, Pampa has been selected to share our experiences and knowledge on outstanding improvement practices at Pampa in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro Mejoramiento Continuo). In the 26th annual meeting in 2021, with 21,000 visitors from 10 countries, we submitted the work: “The Company’s preventive Covid-19 rapid testing”, a successful initiative implemented to manage the pandemic crisis properly.

Safety

In 2021, we continued developing initiatives to improve the safety management and performance of each of our facilities. Specific training was developed based on a critical accident rate analysis to prevent upper and lower extremity accidents. Moreover, the risk management standard was subject to a comprehensive review based on the ISO 31000 standard.

Regarding industrial hygiene, we continued working on improving hygiene, chemical, physical, and ergonomic risk maps. In 2021, maps were reviewed and submitted for periodic health checkups, which in 2020 had been postponed by the enforcement authority due to the pandemic. Moreover, we continued with the “Carcinogenic Substances and Compounds Surveillance System” established by the superintendence of labor risks.

Environment

The Company’s operations are conducted within a context of sustainable development. The Company is committed to protecting the environment and endeavors to use natural resources in its projects with proper and economically viable technologies.

In 2021, we continued implementing and spreading the Environmental Principles, which facilitate compliance with our integrated management policy. The Principles are aligned with SDG 4, 6, 7, 8, 9, 12, 13, and 17, and we contribute to the 2030 Agenda goals through specific actions. Specifically, in line with the country’s energy requirement, we seek to reduce air emissions and foster the responsible consumption of energy in our activities. Furthermore, as in 2020, we joined CEADS-EY Argentina’s Connecting Companies with the SDG program to diffuse good practices, showing our commitment to sustainable development.

Response to Emergency

The Company acts to prevent undesirable events and is prepared to provide a prompt and effective response to emergencies. The Company continued conducting periodic emergency response simulations, promoting established practices and specific improvements incorporated into the integrated management system.

In 2021, the Company conducted training in line with the Emergency Response Plans, with more than 500 training hours to develop skills and competencies and coordinate the necessary activities if an undesired event occurs. The Company has also made progress on assessing and updating critical emergency scenarios for all businesses.

Moreover, the Company continued assessing the condition of its fire detection and suppression systems, evaluating and ensuring their proper working condition and response capacity. The Company implemented an emergency response methodology called the “Incidents Command System” through theoretical and practical training. The Company also performed the first field simulations, mobilizing resources with the participation of active forces at CTGEBA and HPPL. Finally, relationship-building and training activities were performed with firefighters, the Gendarmerie, Civil Defense, and other organizations in the communities where we operate.

Occupational Health

In 2021, the Company continued developing health promotion programs at Pampa, focusing on prevention and generating healthy work environments, contributing to SDG 3.

Together with the human resources team, the Company implemented SUMA Bienestar, a program centered on the teammates’ personal life and physical, emotional, labor, and financial wellness. In this context, actions were developed to generate healthy habits and behaviors through the Health Promotion and Protection Program. These actions were developed based on a health diagnosis using annual medical checkups for all employees. Occupational and epidemiological risks are taken into consideration, enabling the design of a specific health program according to the surveyed risk groups.

Additionally, the Company continues offering Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activity plan, and flu and tetanus vaccination campaigns. In 2021, the Company continued developing the Cardiac Protection program according to international standards, and we were recertified before Experta ART as a ‘Cardiac Protected Company’ until 2023.

The Company is a blood-donation-friendly company; therefore, in 2021 it continued promoting voluntary blood drives for the staff in its facilities.

Corporate Responsibility

Programs and social investment actions performed by Pampa are embedded in a strategic relational model with our stakeholders led jointly with the Foundation. With a strong commitment to the community, we develop programs oriented towards improving the quality of life of individuals and strengthening the capabilities of the institutions of the communities where we operate.

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

In 2021, our Educational Paths Escort Program was recognized among more than 50 companies in the XIII ACDE Enrique Shaw Award and by the CEADS under the Connecting Companies with the SDG program, thanks to the four initiatives submitted contributing to SDG 4 and 7. In addition, we were selected to participate in the international event Future Conversations: SDG-COVID to present the Sustainable Energy for the Community program’s contributions to SDG 7.

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

In 2021, we supported 1,574 students, 1,170 of whom were attending the last three years of technical secondary education, and 404 university and college students, of whom 404 secondary students and 35 university students graduated from courses of study associated with our businesses, mainly engineering.

We also developed more than 30 complementary activities with the participation of 677 students. We organized 13 meetings with the Foundation’s director and 102 grantees to learn how they were affected by the pandemic and gather ideas to improve our accompaniment. We continued developing Building Tomorrow, a cycle of 17 workshops with 274 attendees. We made virtual visits to the Holocaust Museum, with the participation of 20 students, to learn the history of the Shoa, its consequences, and the importance of memory and empathy to combat hate speech. We also participated in the Live Sustainability virtual exhibition, offering two Energy Guardians workshops for 281 4th- to 7th-grade students from 10 primary schools.

At Pampa, we believe that the students’ environment should also be taken into account when thinking of their educational paths. In 2021, we provided tools to 415 teachers and school authorities, who implemented what they learned with more than 10,000 students. We performed ten editions of Energy Researchers, an initiative seeking to develop the scientific spirit at the kindergarten and primary school levels, with the participation of 292 teachers from 238 schools. Additionally, we offered distance learning workshops via Google Classroom to 37 teachers from PGSM.

Regarding school authorities’ accompaniment, we continued strengthening the Foundation’s Schools Network: 27 technical schools participated, and 86 educators completed the training. We offered six workshops for teachers and 80 hours of synchronous and asynchronous training for school authorities, making 17 institutional improvement diagnoses for their schools.

As part of our commitment to improving educational institutions, we contributed to the schools, universities, and training centers of the communities where we operate. In 2021, we invested Ps. 6.9 million. Contributions included donations for the safe return to in-person classes in a context marked by Covid-19 and energy efficiency kits for six schools in Neuquén and Buenos Aires.

Additionally, we conducted professionalizing practices, first job workshops, and training spaces for secondary, college, and university students. Their goal is to consolidate, integrate, and expand knowledge and capabilities matching the students’ developing professional profile, thus increasing their employability. In 2021, we organized different experiences for 1,193 young students.

We continued fostering professionalizing trainings in the last years of technical schools. The number of students participating increased by 81%, thanks to internal practices and partnerships with other entities. The program was held virtually for 263 students; over 11 weeks, they completed 15,281 theoretical and practical training hours with the aid of 137 internal and external volunteers. We made alliances with Fundación Siemens, 500RPM, and Planta Piloto de Ingeniería Química to offer professionalizing trainings to an additional 154 high-school students. At the university and college level, we facilitated 200-hour supervised professional trainings for five scholarship grantees from universities in Salta and Buenos Aires, with the accompaniment of six volunteers.

For the second year, we have celebrated the Youth Project, a call for innovation and triple impact projects for university and college students and graduates. We organized four 2.5-hour training seminars on topics such as economic planning, innovation, and emotional intelligence, with 409 participants and 48 projects received; three of them were selected to receive seed capital and counseling for their development in 2022.

Finally, in Neuquén and Buenos Aires, seven Pampa professionals offered professional and labor placement workshops for 130 university and 37 high-school students. As in previous years, together with the AcercaRSE group, we organized the Technician Day’s Annual Meeting on first employment and entrepreneurship for 200 students from Zárate, Campana, and other neighboring towns.

Local Assessment and Development of Community Impact Projects

We understand that the relationship between the Company and its stakeholders is cross-cutting throughout the business. In 2021, we implemented nine action plans with groups prioritized by the Production and Engineering Department, with a 91% goal fulfillment. We also organized six workshops with more than 60 leaders and heads in different areas to update the matrix and shareholder mapping. We have accompanied 15 sustainable development institutions throughout the country at social responsibility tables and workgroups, in addition to providing funding. In 2021, the following were our most relevant activities:

(1) Sustainable energy: As a power company, we develop social projects facilitating access to energy through renewable sources and energy efficiency improvement. In the Province of Salta, since 2017 we have worked with Fundación Solar Inti in the Self-construction of Eco-Stoves to develop autonomy and entrepreneurship among women from the guaraní community in Piriquenda. In 2021, we equipped ten soup kitchens with efficient stoves jointly with the Industrial Union of Salta, reducing fuel consumption by 90% and improving comfort.

In solar energy, we moved forward with the project to install solar water heaters in Derqui (Pilar, Buenos Aires), where neighbors do not have access to gas. In 2020 and 2021, we accompanied 40 families and provided training to maximize the equipment’s performance and maintenance. As a result, we recorded 40% savings in kWh household consumption.

Moreover, we offered levels 1 and 2 of the Energy Efficiency program to 102 students and 18 teachers from 7 technical schools in Buenos Aires and Neuquén, promoting commitment to environmental care and carbon footprint reduction. Twenty-nine efficiency kits were delivered, and 83 trees were planted, achieving a 44.17 TCO2e emissions reduction. In CTGEBA, together with students from local technical schools, we developed a social and educational project to manufacture and install a low-power 350 W Piggott wind turbine. The system will supply 500 kWh/year to the plant’s cafeteria. We also performed maintenance works on two other units installed in Coronel Rosales’s rural schools together with 29 students and teachers.

(2) Skills training and support for productive undertakings: We continued fostering productive activities and creating employment through job skills courses for people whose profiles are associated with our business or demanded in the community. We also supported productive undertakings generating social and/or environmental benefits.

In Buenos Aires, we accompanied the Good Job program, which seeks to improve the employability of young people aged 18-35 with no formal occupation. There were 541 enrollees in the six job skills courses, reaching 300 training hours. 117 persons graduated from the program (51% of the original enrollees), 19% of whom were women. In Neuquén, together with the municipalities of Cutral Co and Plaza Huincul, we offered five job skills courses of 318 training hours each, allowing 86 persons to be certified in their trades. In Salta, in partnership with the Ministry of Education and the Municipality of General Güemes, we offered a 120-hour drywall construction assistant course for 20 people.

Searching for virtual alternatives, we launched Programming Inclusion in partnership with the Formar Foundation and Digital House. This proposal provides full stack web programming training, with high demand in the labor market. The 7-month 2-hour/day synchronous training targeted 50 unemployed young people from different parts of the country. The course finished in March 2022.

Additionally, we granted scholarships to three Baccigalupo Foundation’s students so that they may graduate as sports assistants, accompanying labor placement for people with disabilities. Since 2016, we have granted scholarships to 24 students. In the same line, we continued providing supplies to the Accervil Protected Workshop for product manufacturing by 40 workers with motor disabilities. Finally, in 2021 we moved forward with the Responsible Inclusive Purchases program, included in the Company’s procurement procedure. We trained 65 persons and promoted the formation of a high-impact purchase ambassadors team to leverage its scope. Twenty new productive units were incorporated into the social catalog. In turn, we organized five in-person and virtual fairs in Neuquén and Buenos Aires, calling 36 social entrepreneurs to offer their products.

(3) Enhancement of local organizations: We assist in improving organizations’ institutional management by making contributions and supporting the projects they develop. Based on different community meetings held under the Health Promoters program jointly developed with the Saberes Foundation, we seek to empower leaders so that they may play a key role in detecting critical health issues in their spaces. A training cycle on acute malnutrition community management was offered to 46 health workers of the Dr. Luis Adolfo Güemes Hospital in Aguaray. In addition, we offered five food and nutrition workshops to 30 female leaders of the Piquirenda community. We also worked so that they may gradually acquire the necessary tools to become community leaders. Moreover, in 2021 we contributed more than Ps.8.5 million to social and community organizations, health and Covid-19-healthcare centers, and active forces in the towns where we operate.

Volunteering Actions

We are convinced that our employees are our main asset, and that we are responsible for the creation of shared value in and with the communities where we operate our assets. Through the volunteering committees, we seek that our employees may draw up proposals contributing to solving social difficulties identified at the local level and allowing, in turn, to reinforce each asset’s links with the community. Hence, Pampa can contribute to its socio-economic and community development, and strengthen the organizational culture and the employees’ sense of belonging. We currently have 10 active volunteering committees, with 145 persons in total. Committee members of facility meet periodically to define activities, create action plans, and coordinate actions with strategic partners at the local level. In 2021 we fostered 27 actions, with 1,813 volunteers, dedicating more than 5,900 hours to humanitarian activities.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures”.

Seasonality

See “Item 5 - Operating and Financial Review and Prospects Factors Affecting Our Operational results -Electricity Demand and Supply – Seasonality”.

Property, Plant and Equipment

Most of our property, consisting of power plants (thermal plants, hydroelectric complexes and wind farms), oil and gas assets that allow us to explore and exploit oil and gas reserves (mainly wells, facilities and pipelines), petrochemical industrial complex, and corporate office buildings is located in Argentina.

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. As of December 31, 2021, the total generation assets covered under these policies are valued at US$5,765 million.

In our oil and gas business, we carry full insurance, including business interruption and general liability insurance. As of December 31, 2021, the total oil & gas assets covered under these insurance policies are valued at US$446 million.

In our petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. As of December 31, 2021, the total assets covered under insurance policies are valued at US$1,344 million.

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

In December 2004, the Argentine Government adopted new rules for the electricity market (pursuant to SE Resolutions Nos. 826/04 and 712/04), which come into effect once the construction of two new 800 MW CC generators had been completed. These two generators commenced commercial operations in open cycle during 2008 and in CC during the first quarter of 2010. Construction was partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which were transferred to the FONINVEMEM.

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

The Argentine Government additionally continued to implement various measures in order to regulate the operation of the WEM and of the intervening agents. SE Resolution No. 95/13, established values for the remuneration of fixed and variable costs to be paid to generators, co-generators and self-generators for energy sales, and an additional remuneration was added. These values were not applicable to bi-national hydroelectric power plants, nuclear generation or to generation committed in contracts regulated by the SE, such as those under the Energy Plus Program. Such resolution temporarily suspended new contracts under the WEM Term Market, other than those regulated by the SE, and it provided that upon the termination of existing contracts in the Term Market, large users must purchase their energy demand from CAMMESA. In addition, the resolution provides that commercial management and fuel delivery to the WEM plants will be centralized in CAMMESA. Resolution No. 95/2013 of the SE, as amended by Resolution No. 529/2014 of the SE, was updated on several occasions to reflect increases to the remuneration of generators. Moreover, SEE Resolution No. 19/2017 modified the entire generation remuneration regime. As of the date of this Annual Report, the current remuneration scheme as from February 2020 is established by SE Res. No. 31/20 (see “—The Argentine Energy Sector— Remuneration Scheme for Generation Not Covered by Contracts— SE Res. No. 31/20: February 2020 – January 2021).

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

In 2019, SEE Resolution No. 1/2019, amended the remuneration scheme established in SEE Resolution No. 19/2017. The SEE Resolution No. 1/2019 was recently amended by SE Resolution No. 31/2020 which modified the power generation segment’s remuneration scheme and established prices denominated in Argentine Pesos (formerly denominated in U.S. Dollars) and reduced such prices in different proportions according to the technology employed. For more information on Resolution No. SEE 1/19 see (“—The Argentine Energy Sector— Remuneration Scheme for Generation Not Covered by Contracts— SE Res. No. 31/20: February 2020 – January 2021”).

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

Until the ENRE intervention pursuant to Decree No. 277/2020, the ENRE was managed by a five-member board of directors appointed by the Argentine Government. Two of these members were nominated by the Federal Council on Electricity (Consejo Federal de la Energía Eléctrica) (the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (regional tariff subsidy fund for end users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent are used for investments related to the development of electrical services in the interior of Argentina.

The Annual Budget Law for 2019, established the transfer of the ENRE’s jurisdiction over Edenor and Edesur to the local authorities (City of Buenos Aires and the Province of Buenos Aires). However, the Social Solidarity and Productive Reactivation Law, established that during the term of the emergency declared therein, the tariffs shall continue to be defined by the ENRE.

On March 16, 2020, the Executive Branch ordered the intervention of the ENRE as authorized by the Social Solidarity and Productive Reactivation Law (Decree No. 277/2020). On December 16, 2020, the Executive Branch extended the ENRE’s intervention until December 31, 2021 or until the end of the RTI, whichever occurs first. On December 24, 2021, the Executive Branch extended the ENRE’s and ENARGAS’ intervention until December 31, 2022 (Decree No. 871/2022).

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

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the SIN. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect except for the Energy Plus Program and, as of 2017, renewable energy supply contracts. As of December 31, 2021, Argentina had a nominal installed capacity as reported by CAMMESA of 43.0 GWh. In 2021, thermal generation generated 90,073 GWh (64%), hydroelectrically energy generated 23,580 GWh (17%), renewable energy generated 17,435 GWh (12%) and the nuclear energy generated 10,170 GWh (7%). In 2021, imports amounted to 819 GWh and exports to 3,850 GWh.

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

In October 2019, through SEERRYM No. 38/19, the spot price at the WEM was established at 720 Ps./MWh. In May 2021, the spot price at the WEM was raised to 930 Ps./MWh (SE Res. No. 748/21).

With respect to the remuneration for legacy generation capacity, the remuneration scheme established by SEE Res. No. 19/17 remained in force until February 28, 2019. From March 1, 2019 to January 31, 2020 SRRYME Res. No. 1/19 was in effect, and, as from February 1, 2020, SE Res. No. 31/20 has come into in effect. As of February 2021, SE Resolution No. 440/21 increased the values defined in SE Res. No. 31/20 by 29%. It also repealed the automatic adjustment mechanism included in SE Resolution No. 31/20.

On April 21, 2022, the remuneration scheme was modified by SE Resolution No. 238/22 that established a 30% increase in remuneration retroactive to February 2022 and a new 10% increase to be applied as from June 2022. It also eliminates the use factor used to calculate generators remuneration and the temporary energy export’s remuneration. For more information, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.Upon the entry into force of Plan Gas.Ar, Resolution SE No. 354/2020 established that the thermal power plants should cover the costs related to the supply of the natural gas volumes under such scheme and other associated costs including the costs of the “take or pay” obligations under natural gas supply contracts, import costs and duties, and transport costs, among others.

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

The generators excluded from the centralized fuel supply by CAMMESA (i.e. power plants under the Energy Plus Program or with PPAs under SEE Resolution 287/17) may operatively assign the volumes and transport capacity that they have contracted. If they proceed with such assignment, they will enter in the third category, on the contrary if they don’t execute the assignment, they will enter in the fifth category.

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

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

•	prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot energy price, despite prices charged by generators in the WEM fluctuating constantly;
•	prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and
•	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows: (i) in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and (ii) in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the WEM as well as committed exports.

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

During 2021, the SE approved both winter and summer seasonal prices through different resolutions (Res. SE No. 408/21; 748/2; 1029/21 and 40/22). The main changes included the division of each distributor’s users into different categories in order to fix the reference prices to be applied to such users. For example, different reference prices were set to GUDIs which are health and education public institutions; general consumers (non-residential), residential users, and GUDIs whose activity is crypto mining. The SE defined un-subsidized prices and required distributors (mainly EDENOR and EDESUR) to calculate the subsidy for each invoice and include such amount in the respective invoice.

Even though the SE approved higher prices than those applicable to residential end users, such prices do not cover the production cost. According to CAMMESA estimates, on average seasonal prices cover around 40% of the cost of production.

In January 2022, the SE instructed the ENRE to include the discussion of the latest seasonal prices in the public hearing held on February 17, 2022 in relation to the transport and distribution tariffs. For more information see “Item 5. Operating and Financial Review and Prospects—Electricity Prices and Tariffs.”. After such hearing, on February 24, 2022, the SE issued its Resolution No. 105/22 which included an increase in the WEM seasonal prices for certain users such as public authorities, commercial and general demand, and households, to be applied from March to April 2022. The increases went from 34% to 50% for the WEM and from 10% to 20% for the WEMTF. It also approved an increase in transport fees,

On April 18, 2022, the SE issued Resolutions No. 235/22 and 236/22 which called for public hearing to address a tariff segmentation scheme for 2022 and 2023 and to analyze the WEM seasonal prices as from June 1, 2022. The public hearing will take place on May 11 and 12, 2022.

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

Simultaneously, the respective Trust agreements were terminated. As a consequence, this triggered the process for the incorporation of the Government as a shareholder of TMB and TJSM and the transfer the trust assets —including such power plants— to the beneficiary of the Trust, which are the managing companies, including Pampa. As mentioned above, the Argentine Government became a shareholder of TMB and TSJM. By decree No. 389/21 the shares were transferred to IEASA. The transfer of the assets is still pending.

As TMB and TJSM’s operating and maintenance contracts also terminated on the above-mentioned dates, on January 3, 2020, the applicable amendments to the management contracts were executed extending their validity until the actual transfer of each Trust’s liquidation assets, setting a new remuneration for such management.

Revenues from the Electric Power Generation Activity

Our revenues from the electric power generation activity come from: (i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolution No. 19/17, from February 2017, SRRYME Resolution No. 1/19 from March 2019 and SE Resolution No. 31/20 from February 2020, and SE Resolution No. 440/21 from February 2021); (ii) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); and (iii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and RenovAr Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA are remunerated at the Spot market.

Remuneration Scheme for Generation Not Covered by Contracts

SE Res. No. 31/20: February 2020- January 2021

SE Res. No. 31/20 was published on February 27, 2020, modifying certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as from February 1, 2020. The new resolution converts the entire remuneration scheme into local currency at an exchange rate of Ps.60/US$ and establishes an update factor as from the second month of its application, which follows a formula consisting of 60% CPI and 40% IPIM. However, on April 8, 2020, the SE instructed CAMMESA to postpone the automatic application of the above-mentioned adjustment formula until further notice.

Thermal Power Generators

SE Res. No. 31/20 reduces the power capacity remuneration, whether base or guaranteed, depending on the technology used. However, for thermal generation plants with a total installed power capacity lower than or equal to 42 MW, the base power capacity values set out by SRRYME Res. No. 1/19 remain in effect:

Technology / Scale	Capacity’s Base Price (Ps./MW-month)	Variation vs. SRRYME Res. No. 1/19*
Large CC Capacity > 150 MW	100,650	-45%
Small CC Capacity ≤ 150 MW	112,200	-45%
Large ST Capacity > 100 MW	143,550	-45%
Small ST Capacity ≤ 100 MW, Internal Combustion Engines Capacity (“ICE”) > 42 MW	171,600	-45%
Large GT Capacity > 50 MW	117,150	-45%
Small GT Capacity ≤ 50 MW	151,800	-45%
Small CC Capacity ≤ 15MW	204,000	-
Small ST Capacity ≤ 15MW	312,000	-
Small GT Capacity ≤ 15MW	276,000	-
ICE ≤ 42 MW	312,000	-

Note: * Assumes an exchange rate of Ps.60/US$.

With regards to the remuneration for the offered guaranteed power capacity, the following scheme remains in effect:

Period	Capacity’s Base Price (Ps-/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Summer (December - February) and Winter (June - August)	360,000	-14%
Other (March - May and September - November)	270,000	-18%
Internal Combustion Engines ≤ 42 MW, summer/winter	420,000	-
Internal Combustion Engines ≤ 42 MW, other	330,000	-

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

The prices for generated and operated energy have remained unchanged in US$ at an exchange rate of Ps.60/US$ but have been set at Ps.210/MWh and Ps.84/MWh, respectively. The remuneration for operated energy should correspond to the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, which would be the consequence for failing to do so.

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

SE Res. No. 440/21 amended by SE Res. No. 238/22. Current Remuneration Scheme as from February 2021 and 2022.

On May 21, 2021, SE Res. No. 440/21 was published in the Official Gazette increasing the remuneration scheme on average 29% under SE Res. No. 31/20. The resolution was retroactive as of February 2021 and rendered ineffective the update factor. The resolution further provided that generators could apply this increase provided they waived and/or dismissed all administrative and/or judicial claims filed due to the non-application of the automatic adjustment formula set by SE Res. No. 31/20. Pampa adhered to this scheme.

The remuneration scheme approved in Resolution No. 440/21 was modified on April 21, 2022, by SE Resolution No. 238/22. The latter established a 30% increase in remuneration retroactive to February 2022 and a new 10% increase to be applied from June 2022 onwards. It also eliminates the use factor used to calculate generators remuneration and the temporary energy export remuneration.

Thermal Power Generators

The remuneration comprises a fixed remuneration for the monthly available power capacity, with or without DIGO (Guaranteed Availability Commitment), a variable remuneration for generated and operated energy, and an additional monthly remuneration for the average capacity actually delivered during each month’s HMRT (hours of maximum thermal demand).

The prices for power capacity, in Ps./MW-month, for generators not offering DIGO, are as follows:

Technology / scale	Until Jan-21	As from Feb-21	As from Feb-22	As from Jun-22
Large CC > 150 MW	100,650	129,839	168,791	185,760
Small CC ≤ 150 MW	112,200	144,738	188,159	206,975
Large ST > 100 MW	143,550	185,180	240,734	264,807
Small ST ≤ 100 MW & ICE > 42 MW	171,600	221,364	287,773	316,551
Large GT > 50 MW	117,150	151,124	196,461	216,107
Small GT ≤ 50 MW	151,800	195,822	254,569	280,025
Small CC ≤ 15MW	204,000	263,160	342,108	376,319
Small ST ≤ 15MW & ICE ≤ 42 MW	312,000	402,480	523,224	575,546
Small GT ≤ 15MW	276,000	356,040	462,852	509,137

The prices for power capacity, in Ps./MW-month, for generators offering DIGO, are as follows:

Period	Until Jan-21	As from Feb-21	As from Feb-22	As from Jun-22
Summer (Dec-Feb) and winter (Jun-Aug) in general	360,000	464,400	603,720	664,092
Others (Mar-May & Sep-Nov) in general	270,000	348,300	452,790	498,069
Summer and winter for ICE ≤ 42 MW	420,000	541,800	704,340	774,774
Others for ICE ≤ 42 MW	330,000	425,700	553,410	608,751

Until February 2022, whether the agent offers DIGO or not, the following calculations apply to power capacity prices based on the load factor (dispatch during the rolling year prior to the calculation month). This load factor was repealed by SE Resolution No. 238/22:

Load factor	In general	For ICE ≤ 42 MW
<30%	Price x 60%	Price x 70%
≥ 30% & <70%	Price x (load factor + 30%)	Price x (load factor x 75% + 47.5%)
≥70%	Price x 100%	Price x 100%

Prices for generated energy according to the fuel used, in Ps./MWh, are as follows:

Fuel	Until Jan-21	As from Feb-21	As from Feb-22	As from Jun-22
Natural gas	240	310	403	443
FO or GO	420	542	705	775
Biofuels in general	600	774	1,006	1,107
Biofuels for ICE	720	774	1,006	1,107
Mineral coal	720	929	1,208	1,328

The price for operated energy was set at Ps.84/MWh until January 2021, Ps.108/MWh as from February 2021, , Ps. 140/MWh from February 2022 and Ps. 154/MWh from June 2022, irrespective of the fuel type.

Finally, the additional remuneration applies to the average capacity actually delivered in the first and second 25 HMRT (hours of maximum thermal demand) of each month. It was set at Ps. 37,500/MW-HMRT until January 2021, Ps. 48,375/MW-HMRT from February 2021, Ps. 62,888 from February 2022 and Ps. 69,176 from June 2022 applying the following factors according to the period:

Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Hydrological Generators

The remuneration is comprised of a fixed remuneration for the monthly available power capacity, a variable remuneration for the generated energy and the operated energy, and an additional monthly remuneration for the average operated capacity available during each month’s HMRT. In addition, a 1.05 factor was set over the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units maintaining control structures on river courses and not having an associated power plant.

The following chart shows power capacity prices in Ps./MW-month:

Scale	Until Jan-21	As from Feb-21	As from Feb-22	As from Jun-22
Large HI > 300 MW	99,000	127,710	166,023	182,625
Medium HI > 120 MW & ≤ 300 MW	132,000	170,280	221,364	243,500
Small HI > 50 MW & ≤ 120 MW	181,500	234,135	304,376	334,813
Renewable HI ≤ 50 MW	297,000	383,130	498,069	547,876
Large pumped HI > 300 MW	99,000	127,710	166,023	182,625
Medium pumped HI > 120 MW & ≤ 300 MW	132,000	170,280	221,364	243,500

The price for generated energy was set at Ps. 210/MWh until January 2021 and Ps. 271/MWh from February 2021, and the price for operated energy at Ps. 84/MWh until January 2021, Ps. 108/MWh from February 2021, Ps. 140/MWh from February 2022 and Ps. 154/MWh from June 2022. The remuneration for operated energy is according to the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, what would be the consequence otherwise.

The additional remuneration for the average operated energy available in each month’s HMRT, in Ps./MW-HMRT, are as follows:

Scale	Until Jan-21	as from Feb-21	As from Feb-22	As from Jun-22
Large HI > 300 MW	27,500	35,475	46,118	50,729
Medium HI > 120 MW & ≤ 300 MW	32,500	41,925	54,503	59,953
Small HI > 50 MW & ≤ 120 MW	32,500	41,925	54,503	59,953
Renewable HI ≤ 50 MW	35,000	45,150	58,695	64,565
Large pumped HI > 300 MW	27,500	35,475	46,118	50,729
Medium pumped HI > 120 MW & ≤ 300 MW	32,500	41,925	54,503	59,953

In addition, the following factors apply to the additional remuneration, according to the period:

Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Additionally, in the case of pumped hydroelectric units, both the generated energy and that consumed for pumping are considered. Furthermore, for hydropower plants that work as synchronous condensers, Ps. 60/MVAr were recognized until January 2021, Ps. 77/MVAr from February 2021, Ps. 100/MVAr from February 2022 and Ps. 110/MVAr from June 2022 for the megavolt-amperes (MVAr) exchanged with the grid when required, in addition to the prices for operated energy.

Other Considerations

For energy generated from an unconventional source, a single remuneration was set, of Ps. 1,680/MWh until January 2021, Ps. 2,167/MWh from February 2021, Ps. 2,817 $/MWh form February 2022 and PS. 3,099 $/MWh from June 2022, which is reduced by 50% for energy generated before commissioning.

Concerning the repayment of loans for overhauls, the application of all receivables accrued in favor of generators is established. A discount scheme is also set in the generator’s revenues for the unit’s actual availability, equivalent to the greater of Ps. 60/MWh and Ps. 42,000/MW-month until January 2021, between Ps. 77/MWh and Ps. 54,180/MW-month from February 2021, between Ps. 100/MWh and Ps. 70,434/MW-month from February 2022 and between Ps. 110/MWh and Ps. 77,477/MW-month from February 2021. It is worth highlighting that overhauls financing owed by Pampa was settled under the Agreement for the Regularization and Settlement of Receivables with the WEM, executed with CAMMESA in August 2019.

Temporary Additional Remuneration

On November 2, 2021, Resolution SE No. 1.037/21 established: (i) a WEM stabilization fund in which the income from CAMMESA’s electricity export operations will be transferred to finance energy infrastructure works; and (ii) an additional and transitory remuneration for spot market generators in consideration of CAMMESA’s electricity exports between September 1, 2021 and February 28, 2022.

On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that the generators included under the abovementioned scheme have a use factor of 70%, for which 100% of the power remuneration would be settled and an additional amount equivalent to Ps. 1,000/MWh of exported energy will be paid in proportion to the energy generated by each generator in such month. This remuneration was repealed by SE Resolution 238/22 as from February 2022.

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

WEM Supply Agreements under SEE Res. No. 21/16

As a result of the state of emergency in the national electricity sector declared by Decree No. 134/15, on March 22, 2016 the SEE issued Res. No. 21/16 launching a call for bids for new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods. Awarded bidders entered into PPAs for a fixed price (in US$/MW-month) and a variable price excluding fuels (in US$/MWh) with CAMMESA, which acted on behalf of distributors and WEM’s GU.

We were awarded the installation of GT05 in CTLL for 105 MW and the construction of CTIW for a 100 MW capacity, both of which have been in service since August and December 2017, respectively. Furthermore, we acquired and developed CTPP for a 100 MW capacity, which was commissioned for service in August 2017.

SEE Resolution No. 287/17: Co-generation and CC Projects

On May 10, 2017 the SEE issued Res. No. 287/17 launching a call for bids for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh operating on natural gas and 1,820 kcal/kWh operating with alternative liquid fuels), and the new capacity should not increase electricity transmission needs beyond the existing capacity; otherwise, the cost of the necessary extensions would be borne by the bidder.

Awarded projects were remunerated under a PPA for a term of 15 years. The remuneration is made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses would be remunerated as legacy capacity.

Within this framework, in September 2017, the SEE issued Res. No. 820/17 awarding only three co-generation projects for a 506 MW power capacity, and, in October 2017, pursuant to Res. No. 926/17, it awarded projects for a total 1,304 MW power capacity, where Pampa was awarded with Genelba Plus’ closing to CC for a 383 MW capacity. Commercial operations at open cycle started in June 2019, and its commissioning at closed cycle started in July 2020.

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

During 2021, several changes were introduced to the Renovar regime by the SE Resolution No. 742/21 that modified the penalties scheme. Under such modifications the penalties for breach of supply commitments may be cancelled in installments.

Additionally, an extra term was granted to the projects that experienced a delay in the entry into commercial operations committed date. Depending on the term granted to the project the term of the PPA with CAMMESA and the penalties to be paid during such extra term vary.

Moreover, in order to increase transport capacity, SE Resolution No. 1260/21 approved a scheme that allowed the owners of the projects that did not meet the entry into commercial operations committed date to terminate their commitments with CAMMESA by means of payment of a penalty (equivalent to 17,500 US$/MW for wind and solar projects and 12,500 US$/MW for other technologies) and the fulfillment of other conditions.

Alternatively, the owners of such projects could: (i) request an extension of the entry into commercial operations committed date in which case the term and price of the relevant PPA would be reduced; or (ii) reduce the project capacity (Renovar 3 projects are not eligible for this option).

In each case, the owner of the project must present a waiver to file any and all claims against the SE, CAMMESA, etc. for damages derived from the chosen alternative.

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

In October 2021, Pampa obtained dispatch priority for PEPE III’s expansion project for 36 MW out of the total 81MW. The Company estimates to obtain dispatch priority for the remaining capacity in future rounds.

However, it is worth highlighting that SE Resolution No.14/22, issued in January 2022, modified the tie-breaking criteria when there is more than one project requesting dispatch priority and the relevant corridor does not have enough transport capacity. The new scheme replaced the original criteria (term, use factor and draw), and instead requires a multiplying factor to be applied on the amounts to be paid to reserve such dispatch priority as established in SE Resolution No. 551/21.

SE Resolution No. 551/21 replaced the guarantee grant to reserve dispatch priority for a scheme in which payments are be made according to the extension of time and the completion of the work. During the committed term a 500 US$/MW quarterly payment applies. In case of an extension for an additional 180 calendar days with work completed by least 60% the payments will continue to be quarterly and for a 500 US$/MW amount. If the work is completed by less than 60% the payments will be on a monthly basis. For an extra extension of 360 calendar days the payments will raise to 1500 US/MW monthly.

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

Additionally, on April 8, 2020, the Secretariat of Energy instructed CAMMESA to implement an extraordinary payment mechanism for WEM Agents affected by the Covid-19 related quarantine. According to such mechanisms, WEM Agents may partially cancel their energy supply according to the impact on their sales and postpone the payment of the remaining balance for a period between 15 days to 6 months. Such amounts shall not accrue charges nor interest. This mechanism applies to the energy supplies due from April 1, 2020 to 60 days after the abrogation of the Covid-19 isolation. During 2020, there was no adjustment to the prices set forth in Resolution No. 31/2020. For more information, please see (“—The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operation”).

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

Oil & Gas Regulatory Framework

The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319, which considered new drilling techniques in the industry and mainly introduced changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for on and off-shore unconventional exploration and exploitation, and a promotion regime pursuant to Decree No. 929/13, among others. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional Hydrocarbons Exploitation

The Law conferred legal status to the concept of “Unconventional Hydrocarbon Exploitation Concession” created by Decree No. 929/13. The term unconventional hydrocarbon exploitation is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

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

The amended Hydrocarbons Law updated the values related to the exploration and exploitation levy established by Decree No. 1,454/07; such values may, in turn, be generally updated by the PEN. The current values for each levy and royalty are detailed below.

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

On September 26, 2019, the Province of Neuquén published new levy values per km2 or fraction effective for the said province as from 2020. The exploitation levy was set at Ps.22,410, and the exploration levy at Ps.1,245 for the first period, Ps.4,980 for the second period, Ps.7,470 for the third period, and Ps.87,150 for the extension period (Decree No. 2032/19).

As of 2021, Decree No. 771/20 set a maximum levy in Ps. equivalent to a certain volume of oil at the average domestic market price, at the Banco Nación’s FX rate effective last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén). The exploitation concession amounts to 8.28 barrels. The exploration permit applies 0.46 barrels in the first period and 1.84 barrels in the second period of the basic term; and 32.22 barrels during the extension period.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The percentage that the exploitation concessionaire should pay on a monthly basis to the grantor as royalties remains at 12% of the proceeds derived from liquid hydrocarbons production extracted at the wellhead. The production of natural gas will bear a similar percentage of the value of extracted and actually used volumes and will be payable on a monthly basis. In the case of extension, up to 3% additional royalties’ payment is applicable upon the first extension but limited to an 18% rate.

For the conduction of hydrocarbon conventional exploitation complementary activities, as from the granted concession’s expiration and within the unconventional hydrocarbons’ exploitation concession, the enforcement authority may fix additional royalties of up to 3% above the current royalties, up to a maximum of 18%, as applicable.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce by up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a period of 36 months as from Law No. 27,007’s effective date.

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

Restrictions on the Reservation of Blocks to National or Provincial Government-Controlled Companies

The amendment to the Hydrocarbons Law restricts the Federal Government and the provinces from reserving new blocks in the future in favor of public or mixed-capital companies or entities, irrespective of their legal form. However, contracts entered by local companies for the exploration and development of reserved blocks before this amendment are safeguarded.

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

Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the PEN issued Decree No. 929/13, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons —both conventional and unconventional— to encourage investments and the concept of unconventional exploitation concession.

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

During periods in which the national production of hydrocarbons is insufficient to meet domestic needs pursuant to Section 6 of the Hydrocarbons Law, those covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price which shall not be lower than the reference export price (without computing the incidence of any applicable withholdings) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

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

Finally, on October 19, 2021, through Resolution No. 984/2021, the SE launched the third round to award a total amount of 6 million m3/day of natural gas corresponding, 3 million m3/day at maximum price of US$3.66/MBTU for the Neuquina Basin, 2 million m3/day at maximum price of US$3.52/MBTU for the Austral Basin and 1 million m3/day at maximum price of US$3.577 MBTU for the Northwest Basin. This round is valid from May 1, 2022, to December 31, 2024.

On November 12, 2021, the SE awarded a total of 3 million m3/day, corresponding to the Neuquén Basin at US$3.43/MTBU and the volumes of the Northwest and Austral Basins were declared void. Pampa was awarded a volume of 2 million m3/day at US$3.347/MTBU. Additionally, the awarded companies are required to execute the contracts with IEASA for the period of May to September and with CAMMESA for the period of October to April.

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

Producers billed to distribution companies in Pesos considering Banco Nación’s average exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the exchange rate stipulated in the agreements (ENARGAS Res. No. 72/19). However, the exchange rate update which should have been implemented on October 1, 2019, applicable to the October 2019 - April 2020 summer seasonal period, was deferred on several occasions. These agreements expired on March 31, 2020. Given the devaluation of the Ps. added to the tariff freeze (Social Solidarity and Productive Reactivation Law), as from April 2020 pricing agreements began to be based on the range recognized by ENARGAS in the tariff schemes.

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

Further, Decree No. 1053/18 provided that the Federal Government would bear the difference between the price of gas purchased by distributors and that recognized in final tariffs between April 2018 and March 2019. As of the date of this annual report, Pampa has collected the first installment of Ps. 41 million. However, on December 14, 2020 Law No. 27,591 was published, which abrogated this Decree. Pampa is evaluating the courses of action to take.

It is worth highlighting that as from 2021 and pursuant to SE Res. No. 354/20, the new reference price at the PIST was set for natural gas production out of Plan Gas.Ar, at US$2.30/MBTU in the summer (October – April) and US$3.50/MBTU in the winter (May – September) for the Neuquina Basin.

•	Natural Gas for Power Generation

From December 30, 2019, the fuel supply for power plants was again centralized in CAMMESA (except for generators under Energía Plus and SEE Res. No. 287/17 contracts). Since then, CAMMESA has launched successive calls for tenders to cover its monthly consumption. Moreover, from 2021, most gas supplies to CAMMESA are channeled through Plan Gas.Ar for the volumes committed under this program over a term of 4 years. Generators covered by Energía Plus and SEE Res. No. 287/17 contracts have the option to assign the natural gas operation and transportation to CAMMESA. Pampa acceded to this scheme.

It is worth mentioning that from 2021 new reference PIST prices were set for production outside Plan Gas.Ar (SE Res. No. 354/20), of US$2.3/MBTU in the summer (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin.

Therefore, in addition to Plan Gas.Ar, in 2021 CAMMESA continued calling for tenders monthly, at the maximum prices stated above, on an interruptible basis for Plan Gas.Ar’s awardees and under a 30% DoP clause for the rest. However, from September 2021, these calls were declared unawarded.

Moreover, from mid-July 2021, CAMMESA launched, on average, fortnightly calls for Plan Gas.Ar’s awardees to offer surplus volumes on an interruptible basis, with a maximum price equivalent to that awarded in the first round. In 2021, an average of 25.2 million m3/day were awarded at US$3.4/MBTU (US$4.4/MBTU until September and US$2.9/MBTU onwards). After the closing of 2021, an average of 22.1 million m3/day was awarded at US$2.9/MBTU.

•	Natural Gas Export

The procedure for the authorization of natural gas exports established by SGE Res. No. 417/19 —with the security of supply to the Argentine domestic market being a condition in all cases— was in effect until the end of April 2021. It is worth mentioning that the exported volume did not qualify for calculating the incentive for domestic production increase encouragement programs.

In November 2020, Pampa was granted permits to export gas, on an interruptible basis, to different customers in Chile; these permits expired between April 2021 and January 2022.

On April 27, 2021, a new procedure to authorize natural gas exports was implemented (SE Res. No. 360/21). New permissions contemplate exports on a firm and preferential basis for Plan Gas.Ar’s awardees and set a minimum sales price equivalent to the off-peak price awarded in round 1. The Company, as an awardee under Plan Gas.Ar, may make firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin and with the prior approval of the applicable authority.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. In addition, between September and December 2021, new interruptible permits to Chile, Brazil, and Uruguay were added, with expirations between November 2022 and December 2024.

It is worth highlighting that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, established an export duty exemption as long as the international Brent price was equal to or below US$45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. In 2021, the rate remained at 8%, except for January (3.1%) and February (5.7%).

Regulations Specifically Applicable to the Crude Oil Market

•	Crude Oil Commercialization in the Domestic Market

As of the date of this annual report, there is no reference price for trading crude oil in the domestic market. However, considering the fuel price netback at the pump, local refiners are accepting prices below export parity.

•	Liquid Hydrocarbons Export Duty

The Decree No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$60/bbl. As of the date of this annual report, the rate amounts to 8%.

Midstream

•	Regulations Specifically Applicable to the LPG Business

-	Household Gas Bottles’ Program and Propane for Grids Agreement

The program for the supply of butane for gas bottles at subsidized prices, created by Decree No. 470/15 and encompassed under the Household Gas Bottles’ Program (SRH Resolution No. 56/17, as amended), is currently in force, and provides for the supply of a defined quota of LPG to fractionation companies, under a maximum reference price, to benefit low-income residential users. The sales price for butane and propane sold under the Household Gas Bottles’ Program is determined by the SRH, which set a price of Ps. 9,895/ton for butane and Ps. 9,656/ton for propane as from July 1, 2019 (SHC Provisions No. 104/19). Later, prices were updated to Ps. 10,885/ton for both products effective as from October 19, 2020 (SE Resolution No. 30/20). Consequently, the participation in this program forces TGS and Refinor to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

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

Regarding Res. I-1,982/11 and I-1,991/11 issued by ENARGAS, which at the time provided for an approximate 700% increase in the natural gas import financing charge (created by Decree No. 2,067/08), on March 26, 2019, TGS was served notice of the first-instance ruling upholding its claim for unconstitutionality and nullity of the above-mentioned provisions. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019, and has not been resolved as of the date hereof.

On December 1, 2020, the Court hearing the case resolved, taking into consideration the ruling and in view of the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

-	Export Duty

As for hydrocarbon exports, as from September 2018 there was an export duty of Ps. 4 per exported US$ for propane, butane and LPG, with a maximum 12% rate (Decrees No. 793/18 and 865/18). The Social Solidarity and Productive Reactivation Law provided that, effective as from December 23, 2019, this rate may not exceed 8% of the taxable value or the FOB price. However, until its regulation, Decrees No. 793/18 and 865/18 continued to apply. Decree No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$45/bbl, rising gradually as the reference price increases up to 8%, the cap to be recognized when the Brent equals or exceeds US$60/bbl. As of the date of this annual report, the rate amounts to 8%.

•	Regulations Specifically Applicable to Crude Oil Transportation

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

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Note 6.1 - Critical accounting estimates and judgments” of our Consolidated Financial Statements “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report.

Sources of Revenues

Generation

Our generation operations derive revenues from the sale of electricity sales contracts with large users within the MAT, supply agreements with CAMMESA and sales to the spot market. Revenues are recognized when power plants are available and the delivery of energy is effective.

Distribution of Energy

On account of the sale of our 51% interest in Edenor (see detail in Note 5. 1 to our Consolidated Financial Statements and Item 4. “Relevant Events—Sale of Controlling Stake in Edenor.”), Edenor’s revenues, until June 30, 2021, mainly from electricity sales to users in the distribution service area (on the basis of applicable tariffs), were disclosed within discontinued operations.

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas to CAMMESA, gas distributors and industrial clients, mostly in the domestic market. Regarding crude oil, we sell our production in the domestic and foreign market. Revenues are recognized when the control of these products is transferred.

Petrochemicals

Our petrochemicals operations generate revenues from the sale of styrene, polystyrene and elastomers, and plastics derived from oil production. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies. Revenues are recognized when the control of these products is transferred.

Holding and others segment

Our holding and others segment generate revenues from contracts with customers in relation to advisory services to related companies.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in local and international crude oil prices, natural gas prices and international petrochemical product’s prices, fluctuations in demand for oil related products, natural gas and electricity in Argentina, costs of sales, operating expenses and climate change (for further information, please see "Risk Factors—Risks Relating to our Company—Climate change, energy transition and regulatory framework promoted for such purposes could affect our business, our results of operations and financial condition").

The measures implemented by the Federal Government to contain the spread of Covid-19 have impacted the power industry, mainly in the second and third quarters of 2020, especially the decrease in the demand for electricity, the drop in gas production, the decline in the demand for fuels, the suspension of the spot remuneration adjustment, and the decrease in the price of gas at wellhead and the oil price (see detail in Note 1.2 to our Consolidated Financial Statements).

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2021	2020	2019
Real GDP (% change)	10.8%	-9.9%	-2.1%
Nominal GDP (in millions of Pesos)	43,952,340	27,021,238	21,447,250
Real Consumption (% change)	9.8%	-13.1%	-6.6%
Real Investment (% change)	41.9%	-13.0%	-16.0%
Industrial Production (% change)	16.3%	-7.6%	-6.3%
Consumer Price Index	50.9%	36.1%	53.8%
Nominal Exchange Rate (in Ps. /US$ at year end)	102.75	84.15	59.90
Exports (in millions of US$)	77,934	54,884	65,115
Imports (in millions of US$)	63,184	42,356	49,125
Trade Balance (in millions of US$)	14,750	12,528	15,990
Current Account (% of GDP)	1,3%	0.8%	-0.9%
Reserves (in millions of US$)	39.7	39.4	44.8
Tax Collection (in millions of Pesos)	11,906,731	7,237,410	5,473,538
Primary Surplus (in millions of Pesos)	-980,241	-1,749,957	-95
Public Debt (% of GDP at December 31) *	77.0%	104.5%	90.2%
Public Debt Service (% of GDP)	1.6%	2.0%	3.4%
External Debt (% of GDP at December 31)	62.7%	84.5%	77.8%

Sources: INDEC; Central Bank; Ministry of Treasury.

*Includes hold-outs

Economic Recovery

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

Finally, at the external level, as of the third quarter of 2019 the cumulative current account deficit amounted to US$6.5 billion according to INDEC’s data, which represents 1.4% of the GDP. However, in the first three quarters of 2019, the trade balance recorded a surplus of US$1.5 billion, whereas Free on-Board value exports reached US$48.0 billion, and Cost, Insurance and Freight value imports amounted to US$38.5 billion. Primary exports increased by 26.3% during this period, as well as agricultural manufactures exports, which experienced a 2.6% increase, while industrial manufactures exports experienced a 7.1% contraction. Fuel and energy exports experienced a 5.9% increase, reaching US$3.2 billion. Imports showed a contraction compared to the same period of 2018 in the automotive (-56.5%), capital goods (-34.3%), fuels and lubricants (-33.2%), consumables goods (-28.6%), parts and accessories (-19.1%) and intermediate goods (-13.5%).

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

As of the third quarter of 2021, economic activity recorded an accumulated 10.8% increase compared to the same period of the previous year, mainly due to the recovery to pre-pandemic levels, with an increase in private and public consumption and investments of 9.8%, 6.7%, and 41.9%, respectively. 15 out of 16 identified sectors of the economy recovered, the most dynamic ones being construction (+37.1%), manufacturing industry (+18.6%), wholesale and retail business and repairs (+15.5%), and real estate, business, and rental activities (+9.3%). These increases were partially offset by net imports of goods and services, against net exports for the same period in 2020.

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 50.9% variation in 2021. The most important variations were recorded in restaurants and hotels (+65.4%), clothing and footwear (+64.6%), and transport (+57,6%). The sectors affected to a lower extent were housing, water, electricity utilities, and other fuels (+28.3%), communication (+35.8%), and general goods and services (+38.8%). Furthermore, salaries, as measured by the Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE) registry, experienced a 53.4% year-on-year increase as of December 2021, compared to the same month of 2020.

Moreover, as of December 2021, non-financial public sector’s fiscal accounts accumulated a 3.2% and 4.8% primary and financial deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in Ps. based on figures published by the AFIP, ended with a 64.5% year-on-year increase. In addition, in 2021 primary expenditures recorded by the National Treasury showed a 49.6% year-on-year increase.

Regarding the financial situation, the BCRA’s US$ currency wholesale foreign exchange rate (Res. A3500) closed at Ps. 102.75/US$ on December 31, 2021, showing a cumulative 22.1% increase compared to the end of 2020 and an average 34.8% year-on-year increase. BCRA’s international reserves amounted to US$39.7 billion at year-end, which represents a US$0.3 billion increase compared to the previous year. Moreover, the monetary base reached Ps. 3,654 billion at the end of 2021, showing a 47.9% year-on-year increase. Furthermore, the BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$49.1 billion as of the closing of 2021, which represents a 40.4% year-on-year increase.

Finally, on the external front, according to INDEC’s data, the cumulative current account surplus amounted to US$6.3 billion as of the third quarter of 2021, which represents 1.3% of the GDP. The trade balance surplus mainly accounts for this phenomenon: the Free on Board value of exports totaled US$58.3 billion, while the Cost, Insurance and Freight value of imports reached US$46.0 billion. Industrial and agricultural manufactures’ exports experienced a substantial 48.1% and 44.6% increase, respectively, followed by fuel and energy exports (+37.4%) and primary exports (+23.9%). Imports increased compared to the same period of 2020, explained by rises in fuels and lubricants (+92.5%), parts and accessories (+66.7%), intermediate goods (+55.6%), capital goods (+41.7%), automotive (+23.0%), and consumables (+18.7%).

Electricity prices and tariffs

Our revenues and margins in our electricity generation businesses are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission tariffs. For more information about the electricity prices, please see “Item 4. The Argentine Energy Sector—Electricity Regulatory Framework”.

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

During 2021, the electricity consumption increased by 5.2% compared to 2020 due to the post-lockdown recovery, with a total electricity demand volume of 133,872 GWh and 127,307 GWh for 2021 and 2020, respectively. The following chart shows the breakdown of electricity consumption in 2021 by type of customer:

Peak Demand Records

	2013	2014	2015	2016	2017	2018	2019	2020	2021
Capacity (MW)	23,794	24,034	23,949	25,380	25,628	26,320	26,113	25,791	27,088
Date	23-Dec	20-Jan	27-Jan	12-Feb	24-Feb	8-Feb	29-Jan	4-Feb	29-Dec
Temperature (°C)	35.4	29.6	35.6	35.1	27.7	30.2	34.0	29.5	31.7
Hour	14:20	15:05	14:13	14:35	14:25	15:35	14:25	14:57	14:28

Source: CAMMESA.

In 2021, there was a 6% increase in power generation, with 141,257 GWh and 133,589 GWh volumes for 2021 and 2020, respectively, mainly due to the demand recovery and higher net exports.

Thermal power generation remained the main source of electricity demand, fired with GO and FO and mineral coal. It supplied an electricity volume of 90,073 GWh (64%), followed by hydroelectric power generation, which contributed 23,580 GWh net of pumping (17%), renewable power generation with 17,435 GWh (12%), and nuclear power generation, with 10,170 GWh (7%). Additionally, there were imports for 819 GWh (-32% vs. 2020), exports for 3,850 GWh (+25% vs. 2020), and losses for 4,355 GWh (-1% vs. 2020).

Hydroelectric power generation net of pumping decreased its contribution volume by 17% compared to 2020, mainly due to the droughts that affected the main basins (Comahue, Paraná, and Uruguay). This decrease was partially offset by the increase in renewable (+37%), thermal (+9%), and nuclear (+2%) generation compared to 2020, mainly on account of the commissioning of the PPA under RenovAr, MAT ER, and SEE Res. No. 287/17.

The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable):

Generation by Type of Power Plant

In %, 2011 – 2021

During 2021 generation facilities recorded an increase in their installed capacity compared to the previous year, totaling 42,989 MW (+1,038 MW compared to 2020). This increase was mainly due to the commissioning of renewable units under the RenovAr and MAT ER programs for 1,001 MW. In addition, 127 MW were commissioned in the thermal area: mostly under SEE Res. No. 287/17 and 15 MW from CTLL’s MAN engines.

The chart below shows the composition of installed capacity in Argentina (43.0 GW) as of December 31, 2021:

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

As regards fuel consumption, in 2021 the use of natural gas for power plants amounted to 54.4 million m3/day of gas, a 10% higher than in 2020. In 2021, the use of natural gas for power plants amounted to 44.8 million m3/day, similar to 2020, with 75% local gas and 25% imported gas. However, alternative fuels (fuel oil, gasoil, and mineral coal) were used in volumes significantly higher than in 2020, especially in the winter, to meet higher thermal energy demands. FO demand grew by 29%, to 2.4 million m3/day of gas equivalent, whereas the demand for gasoil and mineral coal doubled to 5.7 and 1.5 million m3/day of gas equivalent, respectively.

The chart below shows the fuel consumption by type:

On November 2019, the approved maximum spot price for energy was Ps.720/MWh (SEE Resolution No. 38/19), later updated to Ps.930/MWh from August 2021 (SE Resolution No. 748/21). However, the following chart shows the average monthly price all electricity system users should pay so that the power grid would not run on a deficit. In addition to the price of energy, this cost includes the power capacity fee, the generation cost, fuels such as natural gas, FO, GO, and mineral coal, and other minor items.

.

Cost of sales

Our most significant costs of sales include purchases of inventory, energy and gas, personnel costs and property, plant and equipment depreciation.

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related personnel costs, fees and compensations for services and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2020:

Source: SGE. There is no available information for the year 2021.

The chart does not include other primary sources accounting for 5.5%

Natural Gas

In 2021, total gross natural gas production amounted to 124 million m3 per day, slightly higher than the volumes produced in 2020.This variation is mainly due to the launch of Plan Gas.Ar in the Neuquina Basin (+4 million m3/day), partially offset by the decline in the Austral, Golfo de San Jorge, and Noroeste Basins (-3 million m3/day). It is worth highlighting that in December 2021, production reached 129 million m3/day, 13% higher than in the same month in 2020.

Although total demand recorded a 2% year-on-year increase due to the gradual post-lockdown recovery, domestic gas production could not meet the demand, a deficit evidenced since 2003; therefore, the Federal Government resorted to natural gas imports and alternative fuels. In 2021, Bolivia’s supply averaged 13 million m3 per day (-14% vs. 2020), and seaborne LNG at the ports of Escobar and Bahía Blanca recorded 10 million m3 per day (+94% vs. 2020). Moreover, in 2021, there were marginal regasified LNG imports from Chile, purely for logistic reasons (the last time this occurred was in 2018). On the other hand, natural gas and LNG exports decreased by 34% compared to 2020, to a total of 2 million m3 per day, representing 2% of the total domestic production in 2021.

Based on the last annual information published by the SE, as of December 31, 2020, the country’s total natural gas reserves and resources amounted to 1,102,535 million m3, of which 36% were proven reserves. Moreover, 61% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have experienced a slight 3% decrease, especially for resources, which have decreased by 13%, totaling 360,068 million m3.

Source: SEG. * There is no available information on reserves for the year 2021. Production is gross.

Crude Oil

In 2021, total oil production amounted to 82 thousand m3/day, 7% higher than the volumes produced in 2020 (76 thousand m3 /day), mainly due to the post-lockdown recovery. It is worth highlighting that in December 2021, production reached 87 thousand m3/day (+14% vs. 2020).

Based on the last annual information published by the SE, as in 2020, no oil imports were recorded in 2021. On the other hand, due to the recovery in domestic demand, in 2021 oil exports decreased to 9 thousand m3/ day, 24% lower than in 2020. This volume represented 12% of the total domestic production in 2021.

As of December 31, 2020, the country’s total oil reserves and resources totaled 832,186 thousand m3, of which 46% were proven reserves. Moreover, 40% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have remained at similar levels. Furthermore, resources totaled 155,374 thousand m3, 5% lower than the levels recorded as of December 31, 2019.

Source: SGE. * There is no available information on reserves for the year 2021.

For information about the regulatory framework of our oil and gas business, please see “Item 4. The Argentine Energy Sector— Oil & Gas Regulatory Framework”.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2021, 2020, and 2019.

Results of operations related to (i) maintained as held for sale assets of distribution of energy segment and (ii) divested assets of refining and distribution and oil and gas segments, were disclosed within discontinued operations.

	For the year ended December 31,
	2021	2020	2019
Revenue	1,508	1,073	1,340
Cost of sales	(955)	(663)	(811)
Gross profit	553	410	529
Selling expenses	(33)	(26)	(28)
Administrative expenses	(99)	(93)	(105)
Exploration expenses	-	-	(9)
Other operating income	105	51	77
Other operating expenses	(58)	(36)	(43)
Impairment of property, plant and equipment, intangible assets and inventories	(4)	(139)	(62)
Impairment of financial assets	(2)	(9)	2
Share of profit from associates and joint ventures	117	85	101
Operating income	579	243	462
Finance income	10	9	23
Finance costs	(185)	(177)	(187)
Other financial results	(14)	84	175
Financial results, net	(189)	(84)	11
Profit before income tax	390	159	473
Income tax	(77)	(35)	130
Profit for the year from continuing operations	313	124	603
(Loss) Profit for the year from discontinued operations	(75)	(592)	197
Profit (Loss) of the year	238	(468)	800

Total Profit (Loss) of the year attributable to:
Owners of the Company	273	(367)	692
Non - controlling interest	(35)	(101)	108

	For the year ended December 31,
	2021	2020	2019
Revenue
Generation	656	559	819
Oil and gas	453	294	448
Petrochemical	490	267	323
Holding and others	22	20	20
Eliminations	(113)	(67)	(270)
Total Revenue	1,508	1,073	1,340

Gross profit
Generation	301	305	349
Oil and gas	164	51	135
Petrochemical	66	34	25
Holding and others	22	20	20
Eliminations	-	-	-
Total Gross profit	553	410	529

Operating income
Generation	350	241	322

Oil and gas	130	(27)	72
Petrochemical	45	6	6
Holding and others	54	23	62
Eliminations	-	-	-
Total operating income	579	243	462

Total profit (loss) of the year
Generation	219	139	248
Distribution of energy	(75)	(592)	197
Oil and gas	22	(53)	68
Petrochemical	28	6	11
Holding and others	44	32	276
Eliminations	-	-	-
Total profit (loss) of the year	238	(468)	800

Total profit (loss) attributable to owners of the company
Generation	218	147	239
Distribution of energy	(39)	(499)	98
Oil and gas	22	(53)	68
Petrochemical	28	6	11
Holding and others	44	32	276
Eliminations	-	-	-
Total profit (loss) attributable to owners of the company	273	(367)	692

Total (loss) profit attributable to non - controlling interest
Generation	1	(8)	9
Distribution of energy	(36)	(93)	99
Total (loss) profit attributable to non - controlling interest	(35)	(101)	108

The Company is a fully integrated power company in Argentina that participates in the electricity, oil and gas value chains.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

•	Generation, consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picun Leufu hydroelectric complex and Pampa Energía I and II wind farms;

•	Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in CISA;

•	Petrochemicals, comprised of our own styrene operations and the catalytic reformer plant operations conducted in Argentine plants;

•	Holding and Other Business, principally consisting of our interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, our interest in associates OCP and Refinor, holding activities and financial investment transactions; and

•	Distribution of Energy, consisting of our direct interest in Edenor through June 30, 2021. As a result of the sale of our controlling interest in Edenor, related results of operations were classified within discontinued operations (see Item 4. “Relevant Events—Sale of Controlling Stake in Edenor”).

The Company manages its operating segments based on its individual net profit.

Year ended December 31, 2021 compared to the fiscal year ended December 31, 2020

Generation Segment

	Fiscal Year Ended
	December 31, 2021	December 31, 2020	Variation	%
Revenue	656	559	97	17%
Cost of sales	(355)	(254)	(101)	40%
Gross profit	301	305	(4)	(1%)

Selling expenses	(2)	(2)	-	-
Administrative expenses	(31)	(30)	(1)	3%
Other operating income and expenses, net	37	29	8	28%
Share of profit from joint ventures	47	67	(20)	(30%)
Impairment of property, plant and equipment and intangible assets	(2)	(128)	126	(98%)
Operating income	350	241	109	45%

Finance income	4	3	1	33%
Finance costs	(46)	(73)	27	(37%)
Other financial results	(14)	1	(15)	(1,500%)
Financial results, net	(56)	(69)	13	(19%)
Profit before income tax	294	172	122	71%

Income tax	(75)	(33)	(42)	127%
Profit of the year	219	139	80	58%

Owners of the company	218	147	71	(48%)
Non - controlling interest	1	(8)	9	(113%)

Revenues

Net revenues from our generation segment increased 17%, to US$656 million in the fiscal year ended December 31, 2021, compared to US$559 million in the previous fiscal year. This variation is mainly explained by an increase in revenues upon the commercial commissioning of CTGEBA’s second CC as of July, 2020, remunerated under a wholesale power purchase agreement executed with CAMMESA (SE Resolution No. 287/17) and an increase in volumes due to the recovery in the Energy Plus market demand. Consequently, revenues from the recognition of own fuel in the variable production cost increased by US$51 million, along with the higher cost of gas under Plan Gas.Ar. These effects were partially offset by the expiration of wholesale power purchase agreement executed with CAMMESA for CTLL’s vapor turbine and CTP in October and mid-July 2021, respectively.

Power generation sales during the fiscal year ended December 31, 2021 increased by 11% (1,895 GWh) compared to the fiscal year ended December 31, 2020, due to thermal units’ higher dispatch, mainly attributable to CTGEBA’s new combined cycle, which was partially offset by lower hydro and wind generation.

The following table shows net power generation and sales (in GWh) for our power generation plants:

	Fiscal year ended
	December 31, 2021		December 31, 2020
In GWh	Net generation	Total sales	Net generation	Total sales
Hydroelectric
HINISA	467	467	481	482
HIDISA	325	325	323	323
HPPL	550	550	742	737
Wind
PEMC	367	367	409	409
PEPE II	215	247	207	207
PEPE III	256	256	243	246
Thermal
CTLL	4,682	4,692	4,406	4,399
CTG	392	624	368	418
CTP	53	53	55	55
CPB	312	313	576	575
CTPP	299	299	193	193
CTIW	301	300	229	229
CTGEBA	8,594	9,266	7,912	7,946
EcoEnergía	75	153	72	89
CTEB	546	546	255	255
Total	17,433	18,458	16,470	16,563

Cost of Sales

Cost of sales increased by 40%, to US$355 million for the fiscal year ended December 31, 2021, compared to US$254 million for the fiscal year ended December 31, 2020, primarily due to higher gas purchases, a higher volume of energy purchases to cover Energy Plus contracts, and higher expenses for seasonal maintenance works and repairs on account of forced outages, partially offset by lower depreciation considering impairments recorded in the fiscal year 2020.

Gross Profit

Gross profit from our generation segment did not vary significantly amounting to US$301 million for the fiscal year ended December 31, 2021, compared to US$305 million for the fiscal year ended December 31, 2020.

Moreover, in the fiscal year ended December 31, 2021, the gross margin in relation to sales decreased to 46%, compared to 55% for the fiscal year ended December 31, 2020.

Selling Expenses

Selling expenses from our generation segment did not vary significantly recording US$2 million for both fiscal years ended December 31, 2021 and 2020.

Administrative Expenses

Administrative expenses from our generation segment did not vary significantly, amounting to US$31 million for the fiscal year ended December 31, 2021, compared to US$30 million for the fiscal year ended December 31, 2020.

Other Operating Income and Expenses Net

Other operating income and expenses, net for our generation segment increased to a US$37 million gain for the fiscal year ended December 31, 2021, compared to a US$29 million gain for the fiscal year ended December 31, 2020. This variation is mainly due to the recovery, in the second quarter of 2021, of the security provided in relation to the waiver of the granted dispatch priority for the PEPE IV wind farm, partially offset by the compensation for damages suffered in PEPE II and PEPE III wind farms received in the third quarter of 2020.

Share of profit from associates and joint ventures

The profit from joint ventures from our generation segment decreased to US$47 million for the fiscal year ended December 31, 2021, 30% lower than the US$67 million registered for the fiscal year ended December 31, 2020. This variation is mainly due to lower profits in CTB in the fiscal year ended December 31, 2021.

Impairment of property, plant and equipment and intangible assets

A US$ 2 million impairment of property, plant and equipment and intangible assets was registered for the fiscal year ended December 31, 2021, compared to a US$128 million impairment for the fiscal year ended December 31, 2020. In December 31, 2020, the recoverability assessment, determined through the value in use of CTG and CPB power plants and HPPL and HINISA hydroelectric plants, with revenues fully generated in the spot market, and CTLL and CTP, with revenues mostly generated in the spot market as from the termination of the supply agreements in 2021, resulted in the recognition of impairment losses.

Operating Income

Operating income from our generation segment increased by US$109 million (an increase of 45%), recording a gain of US$350 million for the fiscal year ended December 31, 2021, compared to a gain of US$241 million for the fiscal year ended December 31, 2020. This variation was mainly attributable to: (i) a lower impairment of property, plant and equipment and intangible assets in the fiscal year 2021; (ii) higher revenues from the commissioning of CTGEBA’s second combined cycle as from July 2020; and (iii) higher income from provisions recovery. These effects were partially offset by: (i) lower income due to the termination of wholesale power purchase agreements at CTLL’s vapor turbine and CTP; (ii) lower income from energy due to the impact of real devaluation on regulated prices; (iii) higher expenses for seasonal maintenance works and repairs on account of forced outages; and (iv) a lower share of profit from associates and joint ventures.

The operating margin in relation to sales for the fiscal year ended December 31, 2021, increased to 53% compared to a 43% operating margin for the fiscal year ended December 31, 2020.

Financial Results, net

Financial results, net, amounted to a US$56 million loss for the fiscal year ended December 31, 2021, compared to a US$69 million loss for the fiscal year ended December 31, 2020. This variation is mainly due to lower financial debt interests on account of loan cancellations, partially offset by a lower interest capitalization in property, plant and equipment (US$32 million), a US$16 million profit on the repurchase of financial debt, in 2020 and lower income from changes in the fair value of financial instruments (US$3 million).

Income Tax

The generation segment recorded an income tax charge of US$75 million for the fiscal year ended December 31, 2021, compared to a charge of US$33 million for the prior period, mainly as a result of the increase in profits before taxes and the increase in the applicable tax rate.

Total Profit

The generation segment recorded a US$219 million profit for the fiscal year ended December 31, 2021, of which US$218 million was attributable to the owners of the Company, compared to a US$139 million profit for the fiscal year ended December 31, 2020, of which US$147 million was attributable to the owners of the Company.

Oil and Gas Segment

	Fiscal year ended
	December 31, 2021	December 31, 2020	Variation	%
Revenue	453	294	159	54%
Cost of sales	(289)	(243)	(46)	19%
Gross profit	164	51	113	222%

Selling expenses	(18)	(15)	(3)	20%
Administrative expenses	(46)	(42)	(4)	10%
Other operating income and expenses, net	30	(8)	38	(475%)
Impairment of financial assets	-	(13)	13	(100%)
Operating income	130	(27)	157	(581%)

Finance income	3	7	(4)	(57%)
Finance costs	(103)	(100)	(3)	3%
Other financial results	(16)	44	(60)	(136%)
Financial results, net	(116)	(49)	(67)	137%
Profit (Loss) before income tax	14	(76)	90	(118%)

Income tax	8	23	(15)	(65%)
Profit (Loss) of the year	22	(53)	75	(142%)

Revenues

Revenues from our oil and gas segment amounted to US$453 million for the fiscal year ended December 31, 2021, which was 54% higher than the US$294 million for the fiscal year ended December 31, 2020. This variation is mainly explained by the increase in gas and oil prices and, to a lesser extent, by the increase in gas sale volumes.

The average sales price for gas, including the effect of subsidiaries, was US$3.6/MBTU for the fiscal year ended December 31, 2021, 61% higher than US$2.2/MBTU recorded in the fiscal year ended December 31, 2020. This variation is mainly explained by the effect of Plan Gas.Ar effective as from January 1, 2021, and increased prices for exports and industrial clients. The average sales price for oil was US$58.8/bbl for the fiscal year ended December 31, 2021, 51% higher than average sales price for the fiscal year ended December 31, 2020, mainly explained by an increase in international reference prices, mitigated by local prices related to export parity.

The following table shows our production for the oil and gas segment for the periods shown:

	For the fiscal year ended
	December 31, 2021	December 31, 2020
Production
Oil (k bbl/day)	4,7	4,4
Gas (k m3/day)	8,004	6,902
Total (k boe/day)	51.8	45.0

Sales
Oil (k bbl/day)	4.6	4.6
Gas (k m3/day)	8,122	7,190
Total (k boe/day)	52.4	46.9

Cost of Sales

The cost of sales from our oil and gas segment increased by 19%, from US$243 million for the fiscal year ended December 31, 2020 to US$289 million for the fiscal year ended December 31, 2021. The variation is mainly due to: (i) higher royalty charges (US$24 million) as a result of the increase in sales prices and volumes, (ii) higher work contracts and maintenance costs (US$12 million), (iii) higher property, plant and equipment depreciation (US$6 million) and (iv) higher transportation costs (US$3 million).

Gross Profit

Gross profit from our oil and gas segment increased by 222%, from US$51 million in the fiscal year ended December 31, 2020, to US$164 million for the fiscal year ended December 31, 2021. This variation is explained by the increase in average sale prices and higher sale volumes. These effects were partially offset by increased costs, mainly royalties, work contracts, maintenance, depreciation, and transportation costs.

Additionally, the gross margin on sales increased to 36% in the fiscal year ended December 31, 2021, compared to 17% for the fiscal year ended December 31, 2020.

Selling Expenses

Selling expenses from our oil and gas segment increased to US$18 million for the fiscal year ended December 31, 2021, compared to US$15 million for the same period in 2020 mainly due to the increase in export gas transportation costs (US$3 million).

Administrative Expenses

Administrative expenses from our oil and gas segment increased by 10%, amounting to US$46 million for the fiscal year ended December 31, 2021, compared to US$42 million for the fiscal year ended December 31, 2020, mainly due to higher salaries and social security charges above the devaluation rate.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded a net gain of US$30 million for the fiscal year ended December 31, 2021, compared to a net loss of US$8 million for the fiscal year ended December 31, 2020. The variation is mainly due to Plan Gas.Ar government grants (US$51 million) partially offset by the recognition of environmental remediation expenses on reverted oil areas (US$15 million).

Impairment of financial assets

There was no impairment of financial assets charges in our oil and gas segment for the fiscal year ended December 31, 2021, compared to a US$13 million impairment loss recorded in the fiscal year ended December 31, 2020 related to the Executive Order N° 1,053/20 on gas distributors receivables.

Operating Income

The operating income from our oil and gas segment increased to a US$130 million gain for the fiscal year ended December 31, 2021, compared to a US$27 million loss for the fiscal year ended December 31, 2020. The variation is mainly explained by higher prices and sale volumes, higher income from Plan Gas.Ar and the impairment of financial assets recorded for the fiscal year ended December 31, 2020. These effects were partially offset by higher costs and operating expenses, mainly royalties, work contracts and maintenance charges, property, plant and equipment depreciations, and transportation costs.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to US$116 million loss for the fiscal year ended December 31, 2021, compared to a US$49 million loss for the fiscal year ended December 31, 2020, mainly due to higher losses from changes in the fair value of financial instruments (US$36 million), lower gains from the repurchase of corporate bonds (US$23 million) and higher financial interest expenses (US$6 million).

Income Tax

Our oil and gas segment recorded an income tax benefit of US$8 million for the fiscal year ended December 31, 2021, compared to an income tax benefit of US$23 million for the same period in 2020, mainly due to the increase in profit before income tax and, to a lower extent, to the tax inflation effect on the income tax determination.

Total Profit (Loss)

Our oil and gas segment recorded a profit of US$22 million for the fiscal year ended December 31, 2021, compared to a loss of US$53 million for the prior fiscal year, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Fiscal year ended
	December 31, 2021	December 31, 2020	Variation	%
Revenue	490	267	223	84%
Cost of sales	(424)	(233)	(191)	82%
Gross profit	66	34	32	94%

Selling expenses	(13)	(9)	(4)	44%
Administrative expenses	(4)	(3)	(1)	33%
Other operating income and expenses, net	(2)	(6)	4	(67%)
Impairment of inventories	(2)	(11)	9	(82%)
Impairment of financial assets	-	1	(1)	(100%)
Operating income	45	6	39	650%

Finance costs	(3)	(3)	-	-
Other financial results	(2)	5	(7)	(140%)
Financial results, net	(5)	2	(7)	(350%)
Profit before income tax	40	8	32	400%

Income tax	(12)	(2)	(10)	500%
Profit of the year	28	6	22	367%

Revenues

Revenues from our petrochemicals segment amounted to US$490 million for the fiscal year ended December 31, 2021, 84% higher than the US$267 million reported for the fiscal year ended December 31, 2020. This variation is mainly due to a substantial improvement in domestic and international reference prices and a demand recovery, mainly in the domestic market.

Total sold volumes during the fiscal year ended December 31, 2021, experienced a 24% increase compared to the fiscal year ended December 31, 2020. This variation is explained by a higher sale volume of polystyrene and styrene, in the domestic market related to a higher demand in the construction, polyester resin, refrigeration and packaging industries, in addition to greater exports of reforming plant’s derived products, synthetic rubber and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the fiscal year ended
	December 31, 2020	December 31, 2020
Styrene & polystyrene	114	94
SBR	49	37
Reforming	254	205
Total	417	337

Cost of Sales

Cost of sales from our petrochemicals segment increased by 82%, to US$424 million for the fiscal year ended December 31, 2021, compared to US$233 million for the fiscal year ended December 31, 2020. This variation is mainly due to higher raw material costs, explained by an increase in international reference prices and higher sale volumes for all products, higher cost of gas (US$178 million), and, to a lower extent, higher salary costs (US$7 million).

Gross Profit

Our petrochemical segment recorded a profit of US$66 million for the fiscal year ended December 31, 2021, compared to a US$34 million profit for the same period in 2020, mainly due to the increase in international reference prices and higher sale volumes.

The gross margin on sales reached 13% for both fiscal years ended December 31, 2021 and 2020.

Selling Expenses

Selling expenses from our petrochemicals segment amounted to US$13 million for the fiscal year ended December 31, 2021, compared to US$9 million for the fiscal year ended December 31, 2020, mainly due to higher tax charges (US$2 million) and higher transportation charges (US$2 million).

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary significantly, amounting to US$4 million for the fiscal year ended December 31, 2021, compared to US$3 million for the fiscal year ended December 31, 2020.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our petrochemicals segment recorded a US$2 million loss for the fiscal year ended December 31, 2021, compared to a US$6 million loss for the fiscal year ended December 31, 2020. The decrease was mainly due to lower idle capacity losses related to plant shutdowns during the fiscal year 2020.

Operating Income

The operating income from our petrochemicals segment increased to US$45 million for the fiscal year ended December 31, 2021, compared to US$6 million for the fiscal year ended December 31, 2020. This variation is mainly due to a higher gross profit and lower inventory impairment losses (US$9 million).

Financial Results, Net

Financial results, net from our petrochemicals segment amounted to US$5 million loss for the fiscal year ended December 31, 2021, compared to US$2 million profit for the fiscal year ended December 31, 2020. The variation is mainly due to losses from changes in the fair value of financial instruments recorded in 2021 (US$4 million) and lower net exchange difference profits (US$3 million).

Income Tax

Our petrochemicals segment recorded an income tax charge of US$12 million for the fiscal year ended December 31, 2021, compared to US$2 million for the fiscal year ended December 31, 2020 mainly as a result of the increase in profits before tax.

Total profit

The petrochemicals segment recorded a profit of US$28 million for the fiscal year ended December 31, 2021, compared to US$6 million for the fiscal year ended December 31, 2020, both of which are entirely attributable to the owners of the Company.

Holding and Others Segment

	Fiscal year ended
	December 31, 2021	December 31, 2020	Variation	%
Revenue	22	20	2	10%
Gross profit	22	20	2	10%

Administrative expenses	(18)	(18)	-	-
Other operating income and expenses, net	(18)	-	(18)	(100%)
Share of profit from associates and joint ventures	70	18	52	289%
Impairment of financial assets	(2)	3	(5)	(167%)
Operating income	54	23	31	135%

Finance income	4	1	3	300%
Finance costs	(34)	(3)	(31)	1,033%
Other financial results	18	34	(16)	(47%)
Financial results, net	(12)	32	(44)	(138%)
Loss before income tax	42	55	(13)	(24%)

Income tax	2	(23)	25	(109%)
Profit for the year	44	32	12	38%

Revenues

Revenues from our holding and others segment experienced no significant variations, recording US$22 million and US$20 million in the fiscal years ended on December 31, 2021 and 2020, respectively.

Gross Profit

Gross profits from this segment did not suffer any significant variations, recording US$22 million and US$20 million for fiscal years 2021 and 2020, respectively.

Administrative Expenses

Administrative expenses did not experience variations, remaining at US$18 million in both fiscal years ended December 31, 2021, and 2020.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding and others segment recorded an US$18 million loss for the fiscal year ended December 31, 2021, while no charges were recorded for the fiscal year ended December 31, 2020. The variation is mainly due to provisions for contingencies (US$14 million).

Impairment of financial assets

The impairment of financial assets from our holding and others segment registered a US$2 million loss for the fiscal year ended December 31, 2021, compared to US$3 million gain for the fiscal year ended December 31, 2020, mainly due to a gain from the recovery of doubtful accounts (Petrominera) recorded in the fiscal year 2020.

Share of profit from associates and joint ventures

The profit from associates and joint ventures from our holding and others segment amounted to US$70 million for the fiscal year ended December 31, 2021, compared to US$18 million for the fiscal year ended December 31, 2020. This variation is mainly explained by higher profits in CIESA, TGS, and OCP recorded in the fiscal year ended December 31, 2021, partially offset by lower profits in CITELEC.

Operating Income

Operating income from our holding and others segment amounted to US$54 million for the fiscal year ended December 31, 2021, against US$23 million for the fiscal year ended December 31, 2020. This variation is due to higher share of profit from associates and joint ventures (US$52 million), partially offset by higher contingency provision (US$14 million) and higher financial assets impairment losses (US$5 million).

Financial Results, Net

Financial results, net from our holding and others segment represented a loss of US$12 million for the fiscal year ended December 31, 2021, compared to US$32 million gain for the fiscal year ended December 31, 2020. This variation is mainly due to higher tax interest losses on minimum notional income tax computable as an income tax advance payment (US$33 million) and lower net exchange difference gains (US$14 million) due to a lower devaluation on the net liability monetary position.

Income Tax

Our holding and others segment recorded an income tax benefit of US$2 million for the fiscal year ended December 31, 2021, compared to a tax charge of US$23 million for the fiscal year ended December 31, 2020.

Total Profit

Our holding and others segment recorded a profit of US$44 million profit for the fiscal year ended December 31, 2021, compared to a total profit of US$32 million for the fiscal year ended December 31, 2020, both of which are entirely attributable to the owners of the Company.

Distribution of Energy Segment

The results corresponding to the distribution of energy segment have been classified as discontinued operations as a result of the sale of our controlling stake in Edenor. See Item 4. “Relevant Events—Sale of Controlling Stake in Edenor” and note 5.1 to our Consolidated Financial Statements.

The distribution of energy segment recorded a total loss of US$75 million for discontinued operations during the fiscal year ended December 31, 2021, of which US$39 million was attributable to the owners of the Company, compared to a loss of US$592 million in 2020, of which US$499 million was attributable to the owners of the Company. This variation is mainly due to the divestment of our participation in Edenor.

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

Revenues

Net revenues from our generation segment decreased 32%, to US$559 million in the fiscal year ended December 31, 2020, compared to US$819 million in the previous fiscal year. This variation is mainly explained by (i) a decrease in revenues caused by the discontinuation of fuel self-supply for electric power generation following the centralization of fuel purchases by CAMMESA beginning in December 2019, and (ii) a decrease in energy prices in the spot market following the effectiveness of SE Resolution N° 31/20, and the temporary suspension of the automatic inflation adjustment mechanism. These effects were partially offset by an increase in revenues upon the commercial commissioning of CTGEBA’s second CC as from July 2, 2020, which enabled the entry into the wholesale power purchase agreement executed with CAMMESA for a maximum committed capacity of 377 MW.

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

Share of profit from joint ventures

The profit from joint ventures from our generation segment increased to US$67 million for the fiscal year ended December 31, 2020, from US$13 million for the fiscal year ended December 31, 2019. This variation is mainly due to higher profits in CTB in the fiscal year ended December 31, 2020.

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

Oil and Gas Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	294	448	(154)	(34%)
Cost of sales	(243)	(313)	70	(22%)
Gross profit	51	135	(84)	(62%)

Selling expenses	(15)	(14)	(1)	7%
Administrative expenses	(42)	(47)	5	(11%)
Exploration expenses	-	(9)	9	(100%)
Other operating income and expenses, net	(8)	(7)	(1)	14%
Share of profit from associates	-	21	(21)	(100%)
Impairment of property, plant and equipment	-	(10)	10	(100%)
Impairment of financial assets	(13)	3	(16)	(533%)
Operating income	(27)	72	(99)	(138%)

Finance income	7	17	(10)	(59%)
Finance costs	(100)	(94)	(6)	6%
Other financial results	44	89	(45)	(51%)
Financial results, net	(49)	12	(61)	(508%)
Loss before income tax	(76)	84	(160)	(190%)

Income tax	23	(16)	39	(244%)
(Loss) Profit of the year	(53)	68	(121)	(178%)

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

Selling Expenses

The selling expenses of oil and gas increased to US$15 million for the fiscal year ended December 31, 2020, compared to US$14 million for the same period in 2019.

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

Other Operating Income and Expenses, net

Other operating income and expenses, net of our oil and gas segment recorded a higher net loss of US$8 million, for the fiscal year ended December 31, 2020, compared to a loss of US$7 million for the fiscal year ended December 31, 2019. The variation is mainly due to an increase in provisions allocated to contingencies.

Operating Income

The operating income from our oil and gas segment decreased to a loss of US$27 million for the fiscal year ended December 31, 2020, 138% lower than the gain of US$72 million for the fiscal year ended December 31, 2019. This variation is mainly explained by: (i) a lower gross profit (US$84 million) mainly due to a decline in sales prices; (ii) a decrease in profit from investment in associates (US$21 million) in relation to our participation in OCP; and (iii) impairment of financial assets (US$13 million) recognized in 2020 of receivables with gas distributors under Decree No. 1,053/2018 (subsequently abrogated in 2020), by virtue of which the differences in exchange rates between the gas price purchased by gas distributors and the gas tariffs charged to consumers for the period between April 2018 – March 2019 were borne by the Federal Government. These effects were partially offset by the loss recorded in 2019 derived from impairment of property, plant and equipment (US$10 million).

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

Total (Loss) Profit

Our oil and gas segment recorded a loss of US$53 million for the fiscal year ended December 31, 2020, compared to a profit of US$68 million for the prior fiscal year, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	267	323	(56)	(17%)
Cost of sales	(233)	(298)	65	(22%)
Gross profit	34	25	9	36%

Selling expenses	(9)	(9)	-	-
Administrative expenses	(3)	(4)	1	(25%)
Other operating income and expenses, net	(6)	(6)	-	-
Impairment of inventories	(11)	-	(11)	(100%)
Impairment of financial assets	1	-	1	100%
Operating income	6	6	-	-

Finance costs	(3)	(8)	5	(63%)
Other financial results	5	18	(13)	(72%)
Financial results, net	2	10	(8)	(80%)
Profit before income tax	8	16	(8)	(50%)

Income tax	(2)	(5)	3	(60%)
Profit of the year	6	11	(5)	(45%)

Revenues

Net revenues from our petrochemicals segment totaled US$267 million for the fiscal year ended December 31, 2020, 17% lower than the US$323 million reported for the fiscal year ended December 31, 2019. The variation is mainly due to lower sales prices resulting from the decrease in international reference prices.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the fiscal year ended
	December 31, 2020	December 31, 2019
Styrene & polystyrene	94	99
SBR	37	27
Reforming	205	217
Total	337	343

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

Gross Profit

Gross profit from our petrochemicals segment increased by 36%, recording a profit of US$34 million for the fiscal year ended December 31, 2020, compared to a US$25 million profit for the same period in 2019.

The gross margin in relation to sales for the fiscal year ended December 31, 2020 amounted to 13%, compared to 8% for the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses from the petrochemicals segment did not vary significantly, amounting to US$9 million for both fiscal years ended December 31, 2020 and 2019.

Other Operating Income and Expenses, Net

Other operating income and expenses, net remained unchanged, amounting US$6 million loss for both fiscal years ended December 31, 2019 and 2020.

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

Holding and Others Segment

	Fiscal year ended
	December 31, 2020	December 31, 2019	Variation	%
Revenue	20	20	-	-
Gross profit	20	20	-	-

Selling expenses	-	(2)	2	(100%)
Administrative expenses	(18)	(22)	4	(18%)
Share of profit from associates and joint ventures	18	67	(49)	(73%)
Impairment of financial assets	3	(1)	4	(400%)
Operating income	23	62	(39)	(63%)

Finance income	1	5	(4)	(80%)
Finance costs	(3)	(4)	1	(25%)
Other financial results	34	(18)	52	(289%)
Financial results, net	32	(17)	49	(288%)
Profit before income tax	55	45	10	22%

Income tax	(23)	231	(254)	(110%)
Profit for the year	32	276	(244)	(88%)

Revenues

Net revenues from our holding and others segment remained unchanged, amounting to a US$20 million loss in both fiscal years ending 31 December 2020 and 2019.

Gross Profit

Gross profit from our holding and others segment net remained unchanged, amounting to a US$20 million loss for both fiscal years ending 31 December 2020 and 2019.

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

Operating Income

Our holding and others segment’s operating income amounted to US$23 million for the fiscal year ended December 31, 2020, 63% lower than for the fiscal year ended December 31, 2019, which amounted to US$62 million. This variation is mainly explained by a decrease in profit from investment in associates and joint ventures (US$49 million), mainly in relation to our participation in CIESA.

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

Total Profit

Our holding and others segment registered a net profit of US$32 million for the fiscal year ended December 31, 2020 attributable to the owners of the company, compared to a net profit of US$276 million recorded in the fiscal year ended December 31, 2019, also attributable to the owners of the company.

Distribution of Energy Segment

The results corresponding to the distribution of energy segment have been classified as discontinued operations as a result of the sale of our controlling stake in Edenor. See Item 4. “Relevant Events—Sale of Controlling Stake in Edenor” and note 5.1 to our Consolidated Financial Statements.

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

Total consolidated borrowings as of December 31, 2021, 2020 and 2019 were US$1,438 million, US$1,614 million and US$1,947 million, respectively. As of December 31, 2021, 2020 and 2019, 99%, 88% and 92% of our borrowings were denominated in U.S. Dollars, respectively.

As of December 31, 2021, 2020 and 2019, cash and cash equivalents were US$110 million, US$141 million and US$225 million, respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We and our subsidiaries conducted financings at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2021	2020	2019
Cash and cash equivalents at the beginning of the year	141	225	241
Net cash generated by operating activities	729	693	802
Net cash used in investing activities	(474)	(255)	(369)
Net cash used in financing activities	(342)	(445)	(390)
Exchange difference generated by cash and cash equivalents	4	(25)	(59)
Cash and cash equivalents reclassified to assets classified as held for sale	52	(52)	-
Cash and cash equivalents at the end of the year	110	141	225

Net cash generated by operating activities

Net cash generated by operating activities amounted to US$729 million for the year ended December 31, 2021, attributable to cash flow generated by net income from continuing operations without considering (i) non-cash losses (mainly related to US$205 million for depreciation and amortization of assets, US$141 million for interest accrual and US$24 million for financial instruments fair value’s changes), and (ii) non-cash profits (mainly related to US$117 million for share of profit from joint ventures and associates), but considering (iii) changes in operating assets and liabilities (mainly related to US$41 million increase in trade and other receivables and US$ 40 million increase in inventories, partially offset by US$43 million increase in trade and other payables); (iv) US$116 million cash generated by discontinued operations; and (v) US$13 million in income tax payments.

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

Net cash used in or generated by investing activities

Net cash used in investing activities amounted to US$474 million for the year ended December 31, 2021, including payments of US$206 million for purchases of property, plant and equipment, US$234 million for public securities and shares acquisitions and US$166 million used in discontinued operations, partially offset by US$52 million proceeds from investment funds recoveries.

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

Net cash used in financing activities

Net cash used in our financing activities amounted to US$342 million for the year ended December 31, 2021, principally due to payments of US$476 million made in connection with bank and financial borrowings (including principal and interest), US$39 million related to the acquisition of our own shares and US$7 million used in discontinued operations, partially offset by US$188 million proceeds from borrowings.

Net cash used in our financing activities amounted to US$445 million for the year ended December 31, 2020, principally due to payments of US$481 million made in connection with bank and financial borrowings (including principal and interest), US$104 million related to the acquisition of our own shares, US$110 million related to repurchase and redemption of corporate bonds and US$73 million used in discontinued operations, partially offset by US$353 million proceeds from borrowings.

Net cash used in our financing activities amounted to US$390 million for the year ended December 31, 2019, principally due to payments of US$652 million made in connection with bank and financial borrowings (including principal and interest), US$141 million related to the acquisition of our own shares, US$66 million related to repurchase and redemption of corporate bonds and US$85 million used in discontinued operations, partially offset by US$556 million proceeds from borrowings.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2021, 2020 and 2019:

	At December 31,
	2021	2020	2019
Generation	39	61	240
Distribution of energy	-	135	173
Oil and gas	213	41	191
Petrochemical	6	3	4
Holding and others	6	2	3
	264	242	611

In 2021, our capital expenditures in our generation segment amounted to US$39 million mainly advances to suppliers and work in progress related to the expansion of the PEPE III wind farm by 81 MW.

Our capital expenditures in our oil and gas segment amounted to US$213 million in 2021, mainly to develop gas reserves, through well drilling and facilities construction, in order to reach the committed gas production under the Plan GasAr.

In 2020, our capital expenditures in our generation segment amounted to US$61 million mostly related to work in progress (US$54 million) in order to increase thermal generation capacity mainly through the completion of the closing of Genelba’s second CC.

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

In 2019, our capital expenditures in our generation segment amounted to US$240 million mostly related to work in progress (US$217 million) in order to increase thermal generation capacity mainly through the closing of Genelba’s CC project and the completion of wind farm projects.

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

Future Capital Requirements

For the year of 2022, our Board of Directors has approved a capital expenditure program in an amount of US$ 379 million, which will be mainly focused in our gas segment and in PEPE III’s Expansion Project. Because of this, we expect to improve our operating cash flow, driven by an increase in our natural gas production related to the commitments we made under the Plan Gas.Ar tenders.

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

In our generation segment, future capital expenditures will mainly focus on the completion of expansion of thermal generation capacity projects through the execution of the closing to CC at CTEB power plant.

Finally, in our oil and gas segment, the investment plan will continue with a strong focus on our unconventional gas fields, including commitments assumed within the Plan Gas.Ar, in addition to investments agreed in the concession permits, totaling US$ 478 million for the 2021-2024 period. In order to achieve the incremental injection commitments for the 2021 winter, a relevant portion of the commitments were already fulfilled. Remaining capital expenditures will focus (i) on developing unconventional gas reserves (shale and tight gas) through well drilling, as well as, exploration studies aimed at making new discoveries at unconventional gas reservoirs; and (ii) on increasing our gas treatment and transport facilities in order to be able to inject the new gas we develop. The aforementioned does not include investment commitments for the Sierra Chata Block, currently being renegotiated with the authorities.

For further information on our investment commitments in oil and gas areas and our generation projects, please see Note 17 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2021 was US$1,438 million, of which 95% was long-term debt, 99% of which was denominated in U.S. Dollars. The amount of our total consolidated financial debt does not include Edenor, Transener, TGS, Greenwind and CTB given that our stake in those companies constitutes an interest in a joint venture, and as such is not consolidated and is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

148

	2021	2020	2019
	(in millions of US$)
Short-Term Debt
Corporate Bonds	39	117	32
Financial borrowings	29	88	137
Bank overdrafts	11	37	-
Related parties	-	-	14
	79	242	183
Long-Term Debt
Corporate Bonds(1)	1,301	1,297	1,603
Financial borrowings	58	75	161
Total	1,359	1,372	1,764
Total Indebtedness	1,438	1,614	1,947

(1) Net of repurchase of Corporate Bonds of Pampa

Financings

In 2021, we had short term debt maturities for approximately US$196 million. During 2021, the Company cancelled at maturity and pre-cancelled short term financings with banks and additionally cancelled Class 6 notes at maturity, improving its short term debt profile while keeping a solid cash position. As of December 31, 2021, our short-term maturities amounted to US$79 million.

Additionally, after the end of the 2021 fiscal year, we obtained new bank overdrafts denominated in Argentine Pesos, net of cancelations, in the amount of Ps. 126 million.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest as of December 31, 2021:

	< 1 year	1-5 years	> 5 years	Total
	(in millions of US$)
Total Indebtedness	79	430	929	1,438

Corporate Bonds

On August 27, 2021 we cancelled at maturity the Class 6 notes for Ps 6.355 million.

During January 2022, we issued the Class 8 green bonds for a total amount of Ps. 3,107 million. The Class 8 notes accrue interest at a floating rate based on a Private Badlar plus an applicable margin of 2% and are due at a single installment upon their maturity on July 18, 2023.

Credit Ratings

Between June and July 2021 FitchRatings upgraded Pampa’s ratings on a global scale from “CCC” to “B-” and on a local scale from “AA-” to “AA” for the long term due to the resilience of the Company despite of the challenging macroeconomic and regulatory environment, added to the decrease in regulatory risk due to the sale of control in Edenor.

In September 2021, S&P raised Pampa’s stand-alone rating on the global scale from “CCC+” to “B-”, above the sovereign, due to adequate liquidity and comfortable debt profile.

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-(1)	-
	Moody’s	Caa3	-
	FitchRatings	B-	AA (long term) A1+ (short term)
TGS	S&P	CCC+	-
	Moody’s	Caa3	-
Transener	S&P	-	A+

(1) Pampa Stand Alone Rating

Repurchase of debt securities

During 2021 there were no corporate bonds’ buyback transactions. At the end of March 2022, outstanding 2023, 2027, and 2029 corporate bonds amounted to US$389.6 million, US$636.0 million, and US$292.5 million, respectively.

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2021, we and our subsidiaries were in compliance with the covenants under our respective outstanding indebtedness.

Item 6.	Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and an equal or smaller number of alternate directors subject to the Annual Shareholders’ Meeting decision. Five of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. Five of our alternate directors are independent. The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year). Our directors are elected for a three-fiscal-year term and can be reelected.

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

Duties and Liabilities of Directors

Pursuant to section 59 of the BCL, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL. The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, five of whom have terms that will expire in December 2022, while six have terms that will expire in December 2023 and the remaining nine have terms that will expire in December 2024. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	58	Chairman	04/29/2021	12/31/2023
Gustavo Mariani	51	Vice Chairman	05/11/2020	12/31/2022
Ricardo Alejandro Torres	64	Director	05/11/2020	12/31/2022
Damián Miguel Mindlin	56	Director	04/29/2021	12/31/2023
Carolina Zang(1)(2)	49	Director	04/27/2022	12/31/2024
Carlos Correa Urquiza(1) (2)	52	Director	04/27/2022	12/31/2024
Juan Santiago Fraschina (1) (2)	45	Director	04/27/2022	12/31/2024
Dario Epstein(1) (2)	58	Director	04/27/2022	12/31/2024
María Carolina Sigwald	54	Director	04/29/2021	12/31/2023
Silvana Wasersztrom(1) (2)	54	Director	05/11/2020	12/31/2022
Clarisa Lifsic(1)(2)	59	Alternate Director	04/27/2022	12/31/2024
Mariana de la Fuente	53	Alternate Director	04/27/2022	12/31/2024
Diana Mondino (1) (2)	63	Alternate Director	04/27/2022	12/31/2023
Clarisa Vittone (1) (2)	54	Alternate Director	04/27/2022	12/31/2023
Diego Martín Salaverri	57	Alternate Director	04/27/2022	12/31/2024
María Agustina Montes	40	Alternate Director	09/30/2021	12/31/2022
Mauricio Penta	45	Alternate Director	04/29/2021	12/31/2023
Horacio Jorge Tomás Turri	61	Alternate Director	05/11/2020	12/31/2022
Paula Eugenia Platini (1) (2)	34	Alternate Director	04/27/2022	12/31/2024
Lorena Rappaport (1) (2)	50	Alternate Director	04/27/2022	12/31/2024

(1)	Independent Directors under CML and CNV’s regulations.
(2)	Independent Directors under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers. There are no other family relationships between the other members of our board of directors.

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

The President of the committee must be independent, as determined by the guidelines set forth by the national securities commission. At present, Pampa’s Nomination Committee is composed as follows:

Name	Position
Silvina Wasersztrom	President
Gustavo Mariani	Regular Member
Clarisa Vittone	Regular Member
Mariana de la Fuente	Alternate Member
Diana Mondino	Alternate Member
María Carolina Sigwald	Alternate Member

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman	58
Gustavo Mariani	Executive Vice president - Chief Executive Officer (CEO)	51
Ricardo Alejandro Torres	Executive Vice president	64
Damián Miguel Mindlin	Executive Vice president	56
Horacio Jorge Tomás Turri	Executive Director of Exploration and Production	61
Nicolás Mindlin	Executive director of finances (CFO) and M&A	32
María Carolina Sigwald	Executive Director of Legal Affairs	54
Mauricio Penta	Executive Director of Administration, IT and Supply	45

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman of Pampa. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. In 2008, Mr. Mindlin founded, and since that time has directed, the Foundation whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaká, a leading Jewish-Argentine foundation, and a member of the Council of the Americas. Mr. Mindlin is currently Chairman of Grupo Dolphin Holding S.A., Grupo Emes S.A. and Emes Inversora S.A. Mr. Mindlin also serves as director of Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Consultores Fund Management.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and CEO. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a master’s degree in Finance from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently Chairman of HIDISA, HINISA, CISA, and Generación Argentina SAU. He is also Vice Chairman of SACDE. He also serves as Director of Inversiones QRP S.A.U., ODS S.A., Dolphin Créditos Holding S.A., Emes Inversora S.A., Transba, Grupo Emes S.A., Emes Finance S.A, Grupo Dolphin Holding S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Sitios Argentinos S.A, and TGS . In addition, Mr. Mariani is a member of the management board of the Foundation.

Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and serves as Executive Vice president. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral and was a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman of PISA, Inversiones FPK S.A.U, Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner). Also, Mr. Torres is Vice Chairman of the Foundation and Chairman of La Fundación Observatorio Argentinos por la Educación. He also serves as director of HIDISA, HINISA, CISA and CITELEC.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Additionally, he is currently the Chairman of PP, Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., SACDE, Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, Compañía Americana de Trasnmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A., and ARPHC S.A. Also, Mr. Mindlin is the Vice Chairman of HIDISA, HINISA, PISA, , Sitios Argentinos S.A, Dolphin Créditos Holding S.A., Emes Inversora S.A., Grupo Emes S.A. and Grupo Dolphin Holding S.A. and he is member of the board of directors of CISA, Pampa F&F, Inversiones DM S.A.U, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Consultores Fund Management Ltd and Emes Air S.A.; and alternate director of ByMA, Transba and CITELEC. Mr. Mindlin is currently the treasurer of the management board of the Foundation.

María Carolina Sigwald was born on November 15, 1967. She has been a member of our board of directors since 2017. She is the Executive Director of Legal Affairs of the Company since November 2017. Ms. Sigwald obtained her law degree from the Universidad de Buenos Aires, where she graduated with honors. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the IIC in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. She is currently the Chairman of Greenwind, Pampa Bloque18 SA and ENOPSA, and a member of the board of directors of CTB, TGS and CIESA and an alternate member of the board of directors of Transba and CITELEC.

Carlos Correa Urquiza was born on September 17, 1969. He has been a member of our board of directors since 2019. He currently serves as the Trading Desk in the Finance Area Management of Banco Hipotecario SA. Prior to joining BHSA (1999), he held the position of Head of the back-office department of Consultores Asset Management (1994-1999). Carlos holds a Master’s degree in Banking Management from Universidad del Cema and a Bachelor’s Degree in Business Administration from Universidad de Belgrano.

Juan Santiago Fraschina was born on January 14, 1977. He has been a member of our board of directors since 2020. Mr. Fraschina holds a degree in Economics from the Universidad de Buenos Aires and a master in Economic Sociology (UNSAM). Mr. Fraschina was Vice Superintendent at Seguros de la Nación. He currently serves as General Secretary at the Administración Nacional de la Seguridad Social (ANSES). Previously, Mr. Fraschina was a professor at the Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón. He currently a professor of Economic Social History I, and Director of the Economics career and the Diploma of Economic Structure Argentina at the Universidad Nacional de Avellaneda.

Dario Epstein was born on July 19, 1963. He has been a member of our board of directors since 2019. He currently is a director of Sur Investment, Research for Traders and FinGuru. He is a Public Accountant and has an MBA from the University of Michigan. He was also a director of CNV.

Carolina Zang was born on October 26, 1972. She has been a member of our board of directors since 2022. Ms. Zang holds a law degree in Universidad de Buenos Aires and has a master’s in law from New York University School of Law. She is also a partner of ZBV in the market and finance area. She worked at Chadbourne & Parke LLP and in the National Legal Directorate of the Secretariat of Natural Resources and Human Environment. Ms. Zang also is a Director in the Bar Association of the City of Buenos Aires, member of the Board of Directors of the Adeba Foundation, member of the Cippec Advisory Council and of the Council of Lawyers for Civil and Economic Rights of the Cyrus R. Vance Center for International Justice in New York City. Ms. Zang is also an alternate member of the Board of Directors of Brasilagro Companhia Brasileira de Properties Agricolas.

Silvana Wasersztrom was born on March 18, 1968. She has been a member of our board since 2019. Ms. Wasersztrom is a lawyer and completed postgraduate studies in Tax and Customs Law at the Universidad Austral and Belgrano. Since 2012 she has practiced independently in her firm. Previously, from 1994 to 2002, she worked at Marval, O’Farrell & Mairal Abogados, and did an internship in Tampa, Florida, United States in the year 1992-1993.

Mariana de la Fuente was born on December 5, 1968. She has been a member of our board of directors since 2022. She has a degree in Psychology from the University of Buenos Aires and completed various specializations and postgraduate courses in business administration in the Instituto de Altos Estudios Empresariales (IAE) and human resources at the University of Michigan, USA. Since November 2021, she is Human Resources Director of Pampa. Previously, since 2014, she served as Human Resources Director of EDENOR and previously at EDEN (Empresa Distribuidora de Energia Norte), both former subsidiaries of Pampa. Since 1990, he has held leadership positions related to human resources for Argentina or Latin American Region in several multinational companies, including Monsanto, Cerveceria Quilmes, Cabot and Abertis.

Clarisa Diana Lifsic was born on July 28, 1962. She has been a member of our board of directors since 2022. She is also Director of La Pionera de Anta, La Morocha del Sur, STAT Research y Biomakers SA, among others. Mrs. Lifstic holds a Bachelor’s in Economics from the University of Buenos Aires, where she graduated with honors and a Master of Science in Management from the Massachusetts Institute of Technology (Summa Cum Laude).

Diana Mondino was born on August 8, 1958. She has been a member of our board of directors since 2022. After completing her master’s in Business Administration; Major in Marketing and Finance at IESE, Spain Ms. Mondino was Director of Studies at CEMA, where she headed the first master’s in business administration to be taught in Argentina in 1987. She was formerly Region Head for LatinAmerica at Standard & Poor´s, after it bought a domestic rating agency she co-founded. Ms. Mondino is currently CEO of Banco Roela and its fintech operation SIRO; and serves as Director of Institutional Affairs and professor at the master’s in finance and MBA programs at CEMA University. She is also a Board member of the Food Bank Foundation. She is currently Board member of Loma Negra and Bodegas Bianchi.

Clarisa Vittone was born on October 6th, 1967. She has been a member of our board of directors since 2022. Mrs. Vittone has a Law degree, with a Specialization in Business Law, from Universidad de Buenos Aires. She also completed a Postgraduate Studies in NGO Management at Universidad de San Andrés. Since 2011 she has been Partner at Amrop Argentina and is member of the Regional Committee of Business Development for Amrop Lationoamerica. She leads in Latin America the practice of diversity and inclusion. Her second area of specialization is in the field of digital talent advising since 2015 companies, promoting digital transformation and the development of digital capabilities for C-level and Boards of Directors. Thirdly, she works in boards consultancy practice. Previously she worked at Valuar, a local prestigious executive search company. Before that, Mrs. Vittone worked for 15 years at Deutsche Bank and EFG Bank in executive roles of corporate, investment and private banking.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since 2021 and a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. Currently, Mr. Salaverri serves as Vice Chairman of PEB, director of Pampa Energía Ecuador Ltd and alternate director of CIESA. He is also a regular member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Origen Seguros de Retiro S.A. and Origins Seguros de Vida S.A.; and alternate member of the supervisory committee of GSF S.A. and Partners I S.A. He is also an alternate member of the supervisory committee of Norpatagónica S.A.

Paula Platini was born on December 15, 1987. She has been a member of our board of directors since 2022. She is also Director of Emdersa, among others. Mrs. Platini holds a Bachelor’s in Administration from the National University of La Plata.

Lorena Rappaport was born on October 21, 1971. She has been a member of our board of directors since 2022. Mrs. Rappaport holds a Bachelor in Law from Universidad de Belgrano in 1997, is a Certified Compliance Officer, by the International Federation of Compliance Associations (IFCA) - Universidad del CEMA - Asociación Argentina de Etica y Compliance in 2016; and holds a specialization in Legal Tech and Innovation granted by the George Washington University in 2020.

María Agustina Montes was born on September 28, 1981. She has been a member of our board of directors since 2021. Ms. Montes holds a bachelor’s in law from the Universidad de Buenos Aires. Currently, she serves as Pampa's Corporate Legal and M&A Manager, having joined the company in 2011. She worked at the firm Cleary, Gottlieb, Steen & Hamilton in its New York offices in 2014. Previously, Ms. Montes worked as a lawyer in the firm Bruchou, Fernandez Madero & Lombardi. Currently, Ms. Montes is member of the board of HINISA, CPB, Greenwind, Pampa Energía Bolivia S.A., Enecor and HIDISA, and as member of the Supervisory Committee of Refinor.

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

Mauricio Penta was born on July 23, 1976. He is the Director of Administration IT and Supply of the Company. Mr. Penta graduated in Public Accounting from the Universidad Argentina de la Empresa and he received an MBA from the Altos Estudios Empresariales. Previously, Mr. Penta worked for Deloitte and Grupo Cencosud as Tax Manager. Mr. Penta serves as director of CTB and as alternate director of Generación Argentina SAU.

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires and is currently Executive director of finances (CFO) and M&A.

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, María Carolina Sigwald, Diego Martín Salaverri, Mauricio Penta, María Agustina Montes, Horacio Jorge Tomás Turri and Mariana de la Fuente.

On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above-mentioned criteria: Silvana Wasersztrom, Juan Santiago Fraschina, Carlos Correa Urquiza, Darío Epstein, Carolina Zang, Cecilia Gómez Villanueva, Diana Mondino, Clarisa Lifsic, Lorena Rappaport and Paula Eugenia Platini.

Audit Committee

 According to the provisions of Section 109 of the CML, the Company established an audit committee. On February 18 and November 21, 2019, the audit committee approved an amendment of the audit charter, including the possibility of reelection of the members of the audit committee for successive terms.

Composition

Our audit committee is composed of three members of the board and of two alternate member. All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law and/or management.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position	Age
Darío Epstein	President	58
Carlos Correa Urquiza	Regular Member	52
Silvana Wasersztrom	Regular Member	54
Diana Mondino	Alternate Member	63
Clarisa Lifsic	Alternate Member	59

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
Elena Sozzani	Regular Member	45
José Daniel Abelovich	Regular Member	65
Martín Fernandez Dussaut	Regular Member	41
Noemí Cohn	Alternate Member	62
Tomás Arnaude	Alternate Member	40
Germán Wetzler Malbrán	Alternate Member	52

Set forth below are brief biographical descriptions of the members of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., an accounting firm member of Nexia International, a global network of accounting and consulting firms. Formerly, he was a manager of Harteneck, López y Cía/Coopers & Lybrand and served as senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of CISA, HIDISA, Transener, TGS, Cresud, IRSA and certain subsidiaries, Banco Hipotecario and certain subsidiaries, among others.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He is a member of the board of directors of AR Partners S.A., CT Mitre Office S.A., Grupo Emes S.A. Also, he is a member of the supervisory committee of ODS S.A., Greenwind, Creaurban S.A., Compañía Americana de Transmisión Eléctrica S.A, Grupo Dolphin Holding S.A., Generación Argentina S.A.U., TAP Billetera S.A., Numera Analytics SAU, Profingas S.A., Minera Geometales S.A., SACDE, Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., CTB. and CINCOVIAL S.A., among others.

Elena Sozzani was born on December 05, 1976. Mrs. Sozzani received her law degree from the Universidad Nacional de La Plata. She is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. She is an alternate member of the supervisory committee of CITELEC, CIESA, CISA and Generación Argentina S.A.U., among others.

Tomás Arnaude was born on December 17, 1981. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Shearman & Sterling LLP in 2010. He currently serves as member of the Supervisory Committee of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., CISA, Generación Argentina S.A.U., Orígenes Seguros S.A., Greenwind, Creaurban S.A., CITELEC, Life Seguros de Personas y Patrimoniales S.A., GG Creaurban S.A and CTB, among others.

Noemí Ivonne Cohn was born on May 20, 1959. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano & Asociados S.R.L., an accounting firm member of Nexia International, a global network of accounting and consulting firms. Mrs. Cohn worked in the audit area of Harteneck, López y Cía/Copers, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs.  Cohn is a member of the supervisory committees of Cresud, IRSA and subsidiaries, Generación Argentina S.A.U., among others.

Germán Wetzler Malbrán was born on April 25, 1970. Mr. Wetzler Malbrán received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He is a member of the board of directors of Grupo Emes S.A. He is also member of the supervisory committee of CINCOVIAL S.A, Compañía Americana de Transmisión Eléctrica S.A., Creaurban S.A., CTB, Generación Argentina S.A.U, Greenwind, Grupo Dolphin Holding S.A., Orígenes Seguros  S.A., Orígenes Seguros de Retiro S.A., Salta Refrescos S.A., Prestamos y Servicios S.A., Profingas S.A., Minera Geometales S.A., SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A, Genes II Seguros de Retiro S.A., Life Seguros de Personas y Patrimoniales S.A. and CISA, among others.

Corporate Governance

The Company enacted several policies and practices, including a comprehensive business code of conduct:

•	Code of Conduct. This code states the ethical principles that constitute the foundation of the relationship between the Company, its employees and suppliers, and offers the means and instruments that guarantee the transparency of issues and problems affecting the management of the Company.
•	Ethics Hotline. The Company has implemented the Ethics Hotline, an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Conduct.
•	Insider Trading Policy. This Policy seeks to prevent “insider trading” practices by the Company’s employees (i.e., to prevent the use of non-public material information to obtain an advantage for oneself or others, either directly or indirectly), including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.
•	Self-Assessment Questionnaire for the Board of Directors. The Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Department is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties.
•	Transactions with Related Parties Policy. According to the provisions of the CML, the Company approved the Transactions with Related Parties Policy. Pursuant to such policy and as stated in the applicable regulations, all high-value transactions (i.e. all exceeding 1% of the equity of the Company) made by the Company with individuals and/or legal entities which are considered to be “related parties” pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s Corporate Law Division and which involves both the Company’s’ board of directors and its Audit Committee, as the case may be.
•	Nomination Policy. The Nomination Policy establishes the principles governing the nomination and appointment of members of the Board of Directors of Pampa and is designed pursuant to the rules and regulations in force in Argentina, the bylaws of the Company and the rules of the Nomination Committee that are applicable to the matter.
•	Compensation Policy. The Compensation Policy is designed in accordance with the laws and regulations in force in Argentina, the bylaws of the Company and the rules of the Compensation Committee, and provides guidance on the principles pursuant to which compensation is payable to the members of the Board of Directors of Pampa. It will be used by the shareholders, the Board of Directors and the Compensation Committee to guide their practice.
•	Pre-approval of Principal Accountant Services. This Policy standardizes the internal process that allows the Audit Committee to comply with its obligation to grant prior approval of the provision by the external auditor of any kind of authorized service to the Company or any of its subsidiaries.

•	Fraud, corruption and other irregularities Policy. In 2020, our Board of Directors approved an update to this Policy, reaffirming transparency and ethics as necessary behaviors to lead the Company’s business and achieve its sustainable growth. In this sense, this Policy prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct; therefore, both documents should be read jointly. Finally, this Policy establishes the obligation to report any actual or suspected violation of laws and/or regulations and/or the Policy, as well as the prohibition of retaliation against any employee or third party for filing a report legitimately and in good faith or for refusing to participate in acts of corruption.
•	Policy on Material Information’s Disclosure. This policy was approved with the aim of standardizing the basic principles concerning the way in which Company’s material information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which the Company’s securities are listed or those in which it is registered to such end. To ensure the duly execution and compliance with the internal dispositions and applicable regulations with respect to this matter, the Company established an Information Disclosure Committee.
•	Dividend Policy. The board approved this policy following laws and regulations in force in Argentina and the Company’s bylaws. It establishes a set of guidelines to be observed to keep an adequate balance between distributed amounts and Pampa’s investment plans; aiming at establishing a clear, transparent and consistent practice that enables shareholders to make informed decisions. According to this policy, the decision to distribute a dividend is at the sole discretion of the Shareholders’ Meeting, based upon the board of directors’ recommendation. It expressly sets forth that the Company is under no obligation to distribute profits, and the Shareholders’ Meeting will have sole discretion regarding the determination and timing of a dividend distribution.
•	Integrated management policy. This Policy, approved by the Board in 2021, is an evolution of the Quality, Safety, Environment and Labor Health Policy, originally approved in 2017 and readjusted to the current Company and its challenges, fostering the sustainable development of our businesses. It aims to unify QHSE standards in our operations different processes, guaranteeing the maximum possible safety in each activity’s ordinary course of business. Moreover, this Policy strengthens Pampa’s culture and relationship with different stakeholders, makes the commitments required by certifiable international standards visible, and improves their understanding and commitment. Swap Transactions Policy. Our board of directors approved the “Swap Transactions Policy”, which sets forth the framework under which the Company shall manage risks related to any Swap it executes under International Swaps and Derivatives Associations (‘ISDA’) agreements. This policy applies only to activities governed by the Commodity Exchange Act, as amended (the “CEA”), and only with respect to the election of the “End-User Exception” as provided in Section 2(h)(7) of the CEA.
•	Anti-Money Laundering and Terrorist Financing Prevention Policy. This Policy was approved in accordance with the provisions set forth in Law No. 25,246, its regulations and related provisions, and UIF. Its main purpose is to establish the procedures aimed at preventing money laundering and financing of terrorism.

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

At the ordinary shareholders’ meeting held on April 27, 2022, the compensation for Pampa’s directors was set for a total amount of Ps. 945,451,476 for the year ended December 31, 2021. This amount includes fees, remunerations, gratifications and benefits of compensation agreements.

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

During fiscal year ended December 31, 2020, the Company delivered 0.7 million of its own shares as payments under the stock compensation plan for officers and other key staff. As of December 31, 2020, the Company acquired 6 million of its own shares, out of which 2 million was allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan.

During fiscal year ended December 31, 2021, the Company delivered 0.6 million of its own shares as payments under the stock compensation plan for officers and other key staff.

During 2022, the Company delivered an amount equivalent to 634,000 shares to employees under such plan. As of the date of this annual report, we held in treasury 3,878,939 common shares to be delivered to employees under such plan, which represented 0.3% of our issued capital.

Compensation Agreements – Senior Management

The Company has executed compensation agreements with the Company’s main executives. The objective of these compensation agreements is to align the executives’ interests with the shareholders of the Company, creating value for the executives only if there is also value created for the shareholders. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3.3% of the Company’s annual market value appreciation, measured in U.S. Dollars, with an annual cap of 50% of the accrued amount and 1.65% of the Company’s operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated.

Accrued amounts which have not been paid by the Company may only be collected by their beneficiaries to the extent Pampa’s share market capitalization at the time of realization is higher than the recorded maximum (high water mark provision). Additionally, the annual total amount payable should not exceed 1.65% of the adjusted EBITDA of the year subject to compensation. The payment of the annual compensation will be subject to the prior approval of the Shareholders’ Meeting to be held in each fiscal year.

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

As of the date of this annual report, Pampa’s Compensation Committee is composed as follows:

Name	Position
Silvana Wasersztrom	President
Dario Epstein	Regular Member
Carlos Correa Urquiza	Regular Member
Diana Mondino	Alternate Member
Clarisa Lifsic	Alternate Member

Share Ownership

As of March 31, 2022, the following members of our board of directors and our senior management had an ownership interest in our capital stock of: Marcos Marcelo Mindlin (18.04%), Gustavo Mariani (2.98%), Damian Miguel Mindlin (3.22%), Ricardo Alejandro Torres (2.09%), Horacio Turri (0.69%), Nicolás Mindlin (0.01%), Mauricio Penta (0.01%), Carlos Correa Urquiza (0.003%), María Carolina Sigwald (0.002%) and Diego Salaverri (0.01%). No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis and including controlled-subsidiaries, as of December 31, 2021, we had 1,937 full time employees. Additionally, we operate CTEB, which is jointly owned with YPF and has 101 full-time employees.

Approximately 53.58% of our workforce is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2021. We maintain a positive relationship with each of the employee unions at the Company and our subsidiaries’ levels.

We offer a variety of benefits beyond those required by the Argentine Labor Contract Law but make no payments to retirees or terminated employees. In accordance with the agreements we have entered with the unions at some of our subsidiaries, we are required to pay certain seniority premiums to retiring employees as a one-time payment upon retirement.

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

On September 30, 2021, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 12,513,675 common treasury shares of Pampa. Consequently, our capital stock decreased to 1,386,405,980 shares.

Finally, on April 27, 2022, the extraordinary general meeting of shareholders approved a capital stock reduction through the cancellation of 2,761,375 common treasury shares of Pampa. Consequently, our capital stock decreased to 1,383,644,605 shares.

J.P. Morgan informed us that, as of March 31, 2022, there were 28,999,425 outstanding ADSs. As of such date, there was one registered holder of our ADSs in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares, which are not represented by ADSs.

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2022:

Name of Shareholder	Number of Shares	Percentage of our Capital Stock	Percentage of voting power
ANSES (¹)	306,958,364	22.14%	22.14%
Braslyn HL / Hidden Lake S.A.	95,652,664	6.90%	6.90%

Management
Marcos Marcelo Mindlin	250,140,708	18.04%	18.04%
Gustavo Mariani	41,274,659	2.98%	2.98%
Damián Miguel Mindlin	44,609,565	3.22%	3.22%
Ricardo Alejandro Torres	28,952,864	2.09%	2.09%

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

Interests of experts and counsel

During the year ended December 31, 2019, 2020 and 2021, we engaged the services of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. One alternate director, Mr. Diego Martín Salaverri, two members of our Supervisory Committee, Martín Fernandez Dussaut and Elena Sozzani, and two of the alternate members of our Supervisory Committee, Tomás Arnaude and Germán Wetzler Malbrán, are partners of Salaverri, Burgio & Wetzler Malbrán.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2021, we had established accruals in the aggregate amount of US$106 million to cover potential losses from such claims and legal proceedings. The above-mentioned amount does not include Transener and TGS given they are not consolidated and are valued according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or operational results.

Set forth below is a brief description of significant proceedings for which provisions have been recorded as of December 31, 2021:

-	Relevant Customs Proceedings - Gasoline Exports: there are an important number of proceedings in process before the National Tax Court in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The fiscal authority takes a position of a higher export duty rate.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims in which the Company is a party. As of December 31, 2021, the Company, in accordance with the analysis of our internal and external legal advisors, considers that such legal proceedings are not viable.

Labor Claims - Compensatory Plan

We face several legal proceedings associated with one of our defined benefit plans, the “Compensatory Plan” (see “Item 18. Financial Statements—Note 11.8”). We hereinafter describe the nature of currently-pending labor claims:

•	Claims by former employees, not covered by the plan, seeking to be included in the plan. One of the claims has resulted in a favorable ruling for the Company, which has been appealed by the plaintiff.
•	Claims by former employees who were dismissed as part of scheduled layoffs due to Company’s change of control.
•	Claims alleging that the index (IPC) used to update the plan benefits is ineffective to keep the benefits’ “constant value”. In one of the cases, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
•	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. In one of the cases, the Company obtained a favorable judgment. The plaintiff appealed and the Court upheld the plaintiff’s claim. Against this decision, the Company filed an extraordinary appeal before the CSJN.

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

Environmental Claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the defendants and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the defendants should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Alternatively, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Beatriz Mendoza and 16 other plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, and environmental recomposition restoration, for an estimated amount of US$500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.
-	Inertis S.A. has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at Ps. 1 million and US$1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the environmental restoration, or compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of US$200 million. The CSJN ruled in favor of the civil and commercial court of Mar del Plata and sent the claim back to first instance. There, the Court granted the plaintiff’s request for the dismissal of the anticipated evidence, ruled the termination of the pre-judicial mediation proceedings and ordered the Company and other defendant companies to be served with the claim. The latter having been done, the Court partially granted the summons of third parties composed of the National State, the Province of Buenos Aires and the Municipality of Mar del Plata and ordered a precautionary injunction for better provision, related to the merits of the case.
-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.
-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the defendants (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and Salta’s Court of Justice determined that the Court of First Instance for Contentious Administrative Matters has jurisdiction.
-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which resulted from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.
-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.
-	The Company initiated a legal claim against the Province of La Pampa requesting the annulment and revocation of administrative acts through which such Province, through its Undersecretary of Hydrocarbons and Mining and its Undersecretariat of Environment, claims that the Company has definitively abandoned 13 hydrocarbon wells located within the Jagüel de los Machos Area that were inactive by the time the concession belonged to the Company (September 2015), as well as the presentation of a plan for the remediation of certain environmental liabilities. It is worth clarifying that an environmental audit was carried out at the time of the reversal of the hydrocarbon area, and the deviations observed therein are currently corrected. The case is in litigation. The parties have agreed on the suspension of all procedural terms since they are in settlement negotiations.
-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to PGSM petrochemical plant (Rosario-Santa Fe). The proceeding is currently pending judgment and pending setting of the hearing date for the drawing of the Public Defender for the heirs of the deceased plaintiff.

-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.
-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

Civil and Commercial Claims

-	The consumers’association named “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$3,650 million as compensation for damages against Pampa, Petrolera Pampa and certain Pampa directors in office during 2016 who are co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa’s, Petrolera Pampa’s and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requesting that a lack of substance of the filed appeal should be declared, and, in the alternative, answering such appeal. The Company was notified that the Chamber of Appeals in Commercial Matters had upheld the appeal and filed a motion in this regard
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina On April 30, 2021, POSA filed its statement of claim and on September 15, 2021, the Company filed its statement of defense and its statement of counterclaim. On December 15, 2021, POSA filed its statement of defense to the counterclaim. After the proceedings were suspended by the Court at the request of the parties, the latter decided to continue with the procedure.

Set forth below are brief descriptions of the nature of the significant legal proceedings or claims brought by the Company. As of December 31, 2021, we consider that such legal proceedings are probable and economic benefits are expected to the Company.

Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, alternatively, sustained damages should be redressed. The rendering of judgment was requested. Subsequently, CTLL filed a new administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. The Federal Government has answered the complaint. In the claim for the January 2016-March 2016 period, the case was brought for judgment and in the claim for the April 2016-October 2018 period, the evidentiary stage was initiated.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a writ of amparo and, as secondary petition, a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. The Company requested judgment and the CSJN set a preliminary hearing, which was held. Following the opinion issued by the Attorney General’s Office, the case is currently pending judgment before the CSJN.

-	On March 31, 2021, the Company brought a Preliminary Administrative Claim before Argentina’s Ministry of Economy seeking the amount due, plus interest, which was borne by the National State during the term of the Executive Order 1053/18 for the difference in the exchange rate between the price of gas purchased by gas distributors and the price of gas recognized in the final rates of gas distributors for the April 2018-March 2019 period. On September 1, 2021, a motion for prompt intervention was filed. On December 2, 2021, the Company filed a writ of amparo for late payment seeking the defendant’s compliance, which was later rejected. Against this decision, the Company filed an appeal.

Civil and Commercial claims

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On April 29, 2021, the Company filed its statement of claim and PIB BV filed its statement of counterclaim. On July 7, 2021, the Company and PIB BV filed their defense. On November 5, 2021, the Company and PIB BV filed their reply briefs and on December 20, 2021, they filed their rejoinders on the claims. After the proceedings were suspended by the Court at the request of the parties, the latter decided to continue with the procedure.
-	Our subsidiary Pampa Bloque18, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The first stages of the international arbitration process have begun.
-	Our subsidiary Pampa Bloque18 is currently filing claims against Petroecuador as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by Pampa Bloque18. To such effect, a mediation proceeding was brought before the Center for Mediation of the Attorney General’s Office of the Government of Ecuador sitting in the City of Quito, which ended without agreement. Pampa Bloque18 retains its claim rights for the aforementioned breaches.
-	The Company has initiated an international arbitration against High Luck Group Limited – Sucursal Argentina for certain breaches of the Farmout Agreement and the Joint Operating Agreement regarding Chirete Block entered into on April 1, 2015.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2017, December 31, 2018, December 31, 2019, December 31, 2020 or December 31, 2021.

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars

2017(1)	51.25	22.15	39,518,145	71.39	35.52	16,535,669
2018(1)	57.60	35.05	50,765,767	72.98	24.93	18,015,650
2019(1)	64.50	29.15	50,179,161	39.89	12.01	16,258,128
2020(1)	86.25	32.00	56,576,326	16.69	8.72	4,380,259
2021(1)	171.50	73.20	61,971,893	21.28	12.17	2,133,439

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2020(1)
First Quarter	50.20	32.00	37,002,047	16.69	8.72	6,832,201
Second Quarter	58.00	35.85	65,090,205	12.27	9.14	5,016,437
Third Quarter	64.00	42.80	62,865,320	13.50	9.33	3,808,367
Fourth Quarter	86.25	59.50	60,777,057	14.78	10.23	1,950,594
2021(1)
First Quarter	90.00	73.20	36,796,031	15.25	12.17	1,606,836
Second Quarter	120.00	82.30	46,594,045	17.95	13.14	2,089,367
Third Quarter	138.75	101.15	74,700,764	19.21	14.71	1,678,155
Fourth Quarter	171.50	133.50	88,948,139	21.28	16.35	3,134,025
2022(1)
First Quarter	198.60	152.00	66,734,088	24.66	17.97	3,203,112
Second Quarter	192.95	173.65	84,626,054	25.86	21.31	3,156,225

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the BASE, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. Dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. Dollars
2021(1)
November	168.95	138.70	97,331,766	19.90	16.35	4,093,157
December	171.50	144.50	73,866,787	21.28	16.74	2,487,169
2022(1)
January	186.75	152.00	48,922,913	21.38	17.97	2,256,320
February	184.45	163.00	53,860,068	21.73	18.75	2,484,034
March	198.60	159.00	96,193,185	24.66	20.51	4,694,818
April(3)	192.95	173.65	84,626,054	25.86	21,31	3,156,225

(1)       Values provided by Bloomberg.

(2)       Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)       Represents the average of the lowest and highest daily rates from April 1 through April 28, 2022.

Purchases of Pampa’s Shares

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

During fiscal year 2020, the Board of Directors approved Programs VI and VII for US$27 million and $3,600 million, with a maximum price of US$13 per ADR, which have been completed and for which all repurchased shares have been canceled.

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

Finally, during 2021, the Board of Directors approved Programs IX and X for a maximum amount of US$ 30 million each, under which shares could be acquired up to a maximum price of US$16 and US$15,5 per ADR, respectively, which were terminated as of December 31, 2021, with the repurchased shares canceled in full.

As of December 31, 2021, Program XI, approved by the Board of Directors on December 1, 2021 for a maximum amount of US$30 million and an initial term of 120 calendar days; under this Program, shares could be acquired up to a maximum price of US$19 per ADR and $167 per common share. This program ended on March 2022.

During 2021, the Company indirectly acquired 2.7 million own ADRs for a value of US$38.7 million. After the closing of the fiscal year, the Company indirectly acquired 0.1 million own ADRs for a value of US$ 1.8 million.

For more information, please see “Item 16.E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and “Item 7. Major Shareholders and Related Party Transactions”.

American Depositary Shares

Since October 9, 2009, our ADSs have been listed on the NYSE and trade under the ticker PAM. Each ADS represents 25 common shares (or a right to receive 25 common shares). Pursuant to the provisions of the Deposit Agreement, on January 23, 2017, Pampa sent a notice to The Bank of New York Mellon stating that Pampa (i) removed The Bank of New York Mellon as depositary and (ii) appointed J.P. Morgan as successor Depositary thereunder, effective on the later to occur of the close of business New York City time on (a) February 21, 2017 and (b) the date of effectiveness of the Form F-6 filed with respect to the appointment of J.P. Morgan as successor Depositary under the Deposit Agreement. On February 22, 2017, Pampa filed the F-6 and the appointment of J.P. Morgan became effective as of such date.

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

The ADS Depositary has informed us that, as of December 31, 2021, there were 16,098,747 outstanding ADSs.

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

In July 2019, by Decree No. 489/2019, the Executive Branch created the Public Registry of Persons and Entities Linked to Acts of Terrorism and its Financing (Registro Público de Personas y Entidades Vinculadas a Actos de Terrorismo y su Financiamiento) (the "RePET"), to centralize and manage all information related to the administrative freezing of assets linked to acts of terrorism and its financing. RePET is empowered to provide public access and guarantee the exchange of information with the agencies with competence in the field and with third countries, and the reporting parties must provide all information related to transactions carried out or attempted by individuals or legal entities included in RePET.

In turn, on November 14, 2019, by means of General Resolution No. 816, the CNV adapted the regulations related to the prevention of money laundering and financing of terrorism, in order to include the new obliged subjects contemplated in the Law on Prevention of Money Laundering and in the Regulations on Money Laundering in the Capital Market Scope. Among the new obligated subjects were included crowdfunding platforms, global investment advisory agents and human or legal persons acting in the placement of mutual funds or other collective investment products.

On November 17, 2019, through Resolution No. 117/2019, the UIF updated the minimum thresholds above which reporting entities must carry out the enhanced control and due diligence requirements established by the applicable anti-money laundering and anti-terrorist financing regulations. This measure aims to "contribute to an efficient prevention of money laundering and terrorist financing" from a risk-based approach, in accordance with international standards promoted by the FATF.

On October 21, 2021, the UIF issued Resolution 112/2021, whereby it establishes the measures and procedures that the regulated entities listed in Article 20 of the Money Laundering Prevention Law must observe to identify the beneficial owner of the customer in question. In this sense, such Resolution 112/2021 established that the beneficial owner shall be considered the human person who owns at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or any other legal structure; and/or the human person who by other means exercises the final control of the same.

For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar, the UIF’s website: www.uif.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into this annual report.

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

MATERIAL CONTRACTS

Not Applicable.

EXCHANGE CONTROLS

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, the BCRA issued a series of communications which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC. The latest consolidated text of the applicable foreign exchange regulations as of the date of this annual report can be found in Communication “A” 7422 (as amended, the "FX Regulations”).

Among the most important provisions regarding income from the MLC contained in the FX Regulations, the following may be highlighted: (i) the obligation to enter and settle foreign currency transactions in the foreign exchange market within certain specified terms resulting from the export of goods and services by residents and from the receipt of amounts in foreign currency from the disposal to non-residents of non-produced non-financial assets, (ii) the obligation to enter and settle in the MLC disbursements resulting from foreign financial indebtedness of residents after September 1, 2019 and the amounts resulting from the issuance of securities denominated and subscribed in foreign currency with public registration in the country as from November 29, 2019, as a requirement -together with the declaration in the BCRA's survey of foreign assets and liabilities- for the subsequent access to the MLC in order to meet the payment of the principal sum and its interest, and (iii) the possibility for entities to carry out swaps and arbitration transactions with customers to the extent that they do not correspond to transactions covered by the obligation to settle in the MLC, among others.

The most important provisions concerning the specific outflow requirements of the MLC are:

(i)	the imposition of certain restrictions for access to the MLC for the payment of imports -and import debts, including interest of goods and services by residents abroad;
(ii)	the need to comply with the requirements under which the foreign exchange regulations allow access to the MLC for the transfer abroad of foreign currency from profits and dividends,
(iii)	the obligation to comply with certain requirements for those who intend to access the MLC for the repayment of the principal sum and interest of financial indebtedness abroad, such as (a) to demonstrate the entry and liquidation of foreign currency in the MLC for an amount equivalent to the nominal value of the financial indebtedness abroad, except in certain cases in which it is considered to be complied with, (b) to contain the declaration corresponding to the indebtedness in question in the last due presentation of the survey of foreign assets and liabilities, (c) the access to the MLC must take place no more than three (3) business days prior to maturity date of the principal sum or interest to be paid, unless the BCRA previously agrees or under the fulfillment of certain requirements and conditions, (d) the need for BCRA's prior authorization to access the MLC for the cancellation at maturity date of the principal amount of the financial indebtedness of the non-financial private sector abroad when the creditor is a counterparty related to the debtor, except for certain cases, (e) the lack of BCRA's prior approval to access the MLC for the payment at maturity date of the principal amount and interest of foreign financial indebtedness, when certain conditions are met, including that the funds have been used to finance projects within the "Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024" established in Article 2 of Decree No. 892/20 (as detailed below), (f) the possibility that financial indebtedness with foreign countries may be cancelled -including its principal sum and interest services- as from its maturity through the application of collections of exports of goods and services, to the extent that certain requirements are met, allowing for said collections to be accumulated, for the amounts required in the indebtedness contracts, in accounts abroad and/or in the country in order to guarantee the cancellation of services of the financial indebtedness with foreign countries;

(iv)	the prohibition of access to the MLC for the payment of debts and other obligations in foreign currency between residents entered into as from September 1, 2019, except for the cancellation as from the maturity of the principal amount and interest of (a) financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards, (b) the issuance of debt securities made as from September 1, 2019 with the purpose of refinancing debts included in item 3.6.2. of the FX Regulations and that entail an increase of the average duration of the obligations (c) issues made as from November 29, 2019 of debt securities with public registration in the country, denominated and subscribed in foreign currency and whose services are payable in foreign currency in the country, to the extent that the total of the funds obtained have been settled in the MLC, (d) issues made as from October 9, 2020 of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than 2 (two) years and their delivery to creditors has allowed reaching the refinancing parameters set forth in point 3. 17. of the FX Regulations, (e) issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, as long as that they were delivered to creditors to refinance pre-existing debts with an extension of the average life, when it corresponds to the amount of capital refinanced, the interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before January 1, 2023, the amount equivalent to the interest that would accrue up to December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts refinanced in that way;
(v)	the possibility of accessing the MLC for the cancellation, upon maturity, of (A) foreign currency obligations between residents instrumented through public registries or deeds as of August 30, 2019, and (B) foreign currency financing granted by local financial institutions outstanding as of August 30, 2019;
(vi)	the need for BCRA's prior authorization to access the MLC prior to maturity for debts between residents, unless the transaction falls under any of the situations and all the conditions stipulated in section 3.6.4. and concordant provisions of the FX Regulations, such as (a) financing from local entities for consumption in foreign currency through credit or purchase cards, (b) other financing in foreign currency from local financial entities payed with the income from financial indebtedness abroad, (c) pre-cancellation of interest within the framework of a debt security exchange process, (d) pre-cancellation within the framework of a refinancing process under the terms set forth in item 3.17. of the FX Regulations;
(vii)	the computation of the amount of purchases of foreign currency made by individuals in order to cancel debts between residents, including the cancellation of financing granted by local financial entities for the consumption in foreign currency made through credit or purchase cards, as from the following calendar month and for the subsequent months that may be necessary to fulfill the amount acquired as from September 1, 2020, shall be deducted from the limit set forth in item 3.8. of the FX Regulations. FX Regulations for the purchase of foreign currency by individuals for the formation of foreign assets, the remittance of family assistance and for operations with derivatives;

(viii)	the authorization for the payment of capital and interest services as from their maturity through the application of collections of exports of goods and services, to the extent that the requirements set forth in section 7.9. of the FX Regulations, of the issuance of debt securities with public registry in the country, denominated in foreign currency and whose services be payable in foreign currency in the country, are complied with,
(ix)	the possibility for entities to grant access to the MLC to make payments of principal amount and/or interest to trusts constituted in the country by a resident to guarantee the payment of principal amount and interest services of its obligation, to the extent that it verifies that the debtor would have had access to make the payment on its behalf by complying with the applicable regulatory provisions,
(x)	the need for BCRA’s prior authorization to access to the MLC by legal entities for the constitution of external assets and for the constitution of all kinds of guarantees related to the arrangement of derivative transactions; likewise, the same restriction was established for resident individuals when it exceeds the equivalent of US$200 per month under certain conditions and limitations; certain exceptions were included, such as the purchase of foreign currency by resident individuals to be applied simultaneously to the purchase of real estate in the country with mortgage loans or the purchase of foreign currency by residents with specific application; and the need for non-residents to obtain the prior approval of the BCRA for access to the foreign exchange market, except for certain cases;
(xi)	in connection with the purchase of foreign currency for transactions with financial derivatives (a) entities may grant access to the MLC for the payment of premiums, constitution of guarantees and payments corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, if applicable, in the survey of external assets and liabilities, as long as higher risks are not covered in foreign liabilities that the debtor actually registers in the interest rate which risk is being covered with the execution (b) the remaining financial derivative transactions to be carried out with access to the MLC by residents that are not entities authorized to operate in foreign exchange shall be governed by the provisions of points 3. 8. and 3.10. of the FX Regulations, as applicable, and (c) all settlements of futures transactions in regulated markets, forwards, options and any other type of derivatives arranged in the country carried out by entities as from September 11, 2019 must be made in local currency;
(xii)	regarding to swaps and arbitrages with clients not associated with an inflow of foreign currency from abroad, entities may carry out with their clients swap and arbitrage transactions not associated with an inflow of foreign currency from abroad in the following cases (a) transfer of foreign currency abroad of human persons from their local accounts in foreign currency to their own bank accounts abroad, (b) transfer of foreign currency abroad by local central securities depositories for funds received in foreign currency for capital services and income from National Treasury securities, whose operation is part of the payment process at the request of the foreign central securities depositories, (c) transfer of foreign currency abroad by individuals from their local accounts in foreign currency to remittance accounts abroad for up to the equivalent of US$ 500 (five hundred Dollars) in the calendar month and in the group of entities, provided that the entities have a sworn statement from the customer that the purpose of the transfer is to collaborate with the maintenance of Argentine residents who have had to stay abroad due to the measures adopted within the framework of the Covid-19 pandemic, (d) arbitrage transactions not involving transfers abroad may be carried out without restrictions as long as the funds are debited from a foreign currency account of the customer in a local financial entity, and (e) the remaining swap and arbitrage transactions may be carried out with customers without the prior approval of the BCRA to the extent that, if implemented as individual transactions passing through Pesos, they may be carried out without such approval in accordance with the exchange regulations in force, being this applicable to local central securities depositories for the funds received in foreign currency for the services of capital and income of foreign currency securities paid in the country; and
(xiii)	as regards the cancellation of foreign commercial lines of credit by financial entities, such entities will have access to the MLC for the cancellation as from the maturity date of commercial lines of credit granted by foreign financial entities and applied to the financing of export or import operations of residents; however, the cancellation of lines of credit for the financing of import operations of goods will be additionally subject to the specific conditions set forth in item 10. 7. of FX Regulations; likewise, they may also have access to precancel such credit lines to the extent that the financing granted by the local entity has been precanceled by the debtor, while the access to the MLC by the customers for the precancellation of such financing shall require the prior approval of the BCRA.

In turn, Section 3.16. of FX Regulations established complementary requirements in connection with outflows through the MLC, the most important provisions include:

(i)	the informative regime of "Advance of Exchange Transaction" by means of which the entities must submit to the BCRA, at the close of each day and 2 business days in advance, the information on transactions to be carried out at the request of customers or own transactions of the entity as a customer, which imply an access to the MLC for a daily amount equal to or greater than the equivalent of US$ 10.000 (ten thousand Dollars) for each of the three business days counted as from the first reported day (without taking into account the accesses for the cancellation of financing from local entities for consumption in foreign currency by means of credit or purchase cards);
(ii)	the prior authorization of BCRA is required to access the MLC, unless the entity has a sworn statement from the customer regarding its holdings of liquid foreign assets -with a few exceptions-, stating that (a) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it did not have liquid foreign assets available at the beginning of the day on which it requests access to the market for an amount greater than US$ 100,000 (one hundred thousand dollars), being considered liquid external assets, among others: holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow obtaining immediate availability of foreign currency (for example, investments in external public securities with custody in the country or abroad, funds in investment accounts in investment managers located abroad, crypto-assets, funds in accounts of payment service providers, etc.), and excluding those investments that allow obtaining immediate availability of foreign currency (for example, investments in external public securities with custody in the country or abroad, funds in investment accounts in investment managers located abroad, crypto-assets, funds in accounts of payment service providers, etc.), and excluding those investments in accounts in financial institutions located abroad), and excluding those funds deposited abroad that could not be used by the client because they are reserve or guarantee funds constituted by virtue of the requirements set forth in foreign debt contracts or funds constituted as guarantee for derivative transactions arranged abroad; provided that in the event that the client has liquid foreign assets available for an amount greater than the aforementioned amount, the entity may also accept a sworn statement from the client stating that such amount is not exceeded when considering that, partially or totally, such assets were used during that day to make payments that would have had access to the MLC, were transferred in favor of the client to a correspondent account of a local entity authorized to operate in foreign exchange, are funds deposited in foreign bank accounts originating from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets for which the period of 5 business days has not elapsed since their receipt, and/or are funds deposited in foreign bank accounts originated in financial indebtedness abroad and their amount does not exceed the equivalent to be paid for principal and interest in the next 365 calendar days, and the client must expressly state in this last affidavit the value of its liquid foreign assets available at the beginning of the day and the amounts assigned to each of the situations described above and that are applicable, and (b) it undertakes to settle in the MLC, within 5 business days of making them available, those funds it receives abroad originated from the collection of loans granted to third parties, the collection of a time deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020;
(iii)	the need for BCRA´s prior authorization to access the MLC, unless the entity has a sworn statement from the customer -with a few exceptions- stating that (a) on the day it requests access and in the previous 90 calendar days it has not entered into sales in the country of securities issued by residents for foreign assets with settlement in foreign currency or transfers thereof to depository institutions abroad or the acquisition in the country with settlement in pesos of securities issued by non-residents (settled as from October 29, 2021), and (b) undertakes not to arrange sales in the country with settlement in foreign currency of securities issued by residents or exchange of securities issued by residents for foreign assets or transfers thereof to depository institutions abroad or the acquisition in the country with settlement in pesos of securities issued by non-residents as from the time access is required and for 90 days thereafter. Also, in cases where the client is a legal entity, it requires the submission of an additional sworn statement stating: (1) the detail of the human or legal persons exercising direct control over the client, according to the Large Exposures to Credit Risk rules of the BCRA; and (2) that on the day on which access to the MLC is required and in the previous 90 running days no funds in local currency or other liquid local assets were delivered in Argentina, to any human or legal person exercising direct control, except those directly associated with habitual transactions for the acquisition of goods and/or services. The requirement indicated in item (2) may be deemed to be complied with if the customer submits a sworn statement regarding transactions with securities of each of those human or legal persons, pursuant to the exchange regulations in force;

(iv)	the need for BCRA´s prior authorization in the event that the customer is a person or legal entity included by the AFIP in the base of invoices or equivalent documents qualified as apocryphal, this requirement not being applicable for the access to the MLC related to the cancellations of financing in foreign currency granted by local financial entities, including payments for consumption in foreign currency made through credit or purchase cards; and
(v)	the obligation of individuals and legal entities considered obligated parties to complete the "Register of foreign exchange information of exporters and importers of goods" through the application established for such purpose, and the need for the entity to have the prior approval of the BCRA to grant access to the MLC to those obligated parties to complete the "Register of foreign exchange information of exporters and importers of goods" whose process is recorded as "NOT REGISTERED", This requirement does not apply to access to the MLC for the cancellation of foreign currency financing granted by local financial entities, including payments for foreign currency consumption made through credit or purchase cards. The Company has been declared by the BCRA as an obliged subject and as of the date of this annual report it has already completed its registration in such registry.

Likewise, in the FX Regulations, the BCRA established certain provisions regarding the refinancing of principal maturities of foreign currency liabilities until June 30, 2022. In this regard, and except for certain cases, (i) debtors that have scheduled principal maturities until June 30, 2022 for foreign financial indebtedness of the non-financial private sector with a creditor that is not a related counterparty of the debtor, foreign financial indebtedness for own operations of the entities, and issuances of debt securities with registration of the debtor, must submit to the BCRA a detail of a refinancing plan, (ii) the refinancing plan to be submitted must be based on certain criteria, which establish that the net amount for which the foreign exchange market will be accessed in the original terms shall not exceed 40% of the principal amount maturing, and that the remaining principal has been, at least, refinanced with a new foreign indebtedness with an average life of 2 years; (iii) the customer must select an entity authorized to carry out this type of transactions in the MLC to submit the refinancing plan in its name to the BCRA's front desk, stating that it is addressed to the Foreign Exchange and Foreign Exchange Main Management, (iv) the refinancing plan must be submitted to the BCRA at least 30 calendar days before the maturity of the principal to be refinanced, (v) the settlement requirement for the cancellation of principal and interest with access to the MLC will be considered fulfilled for the issuance of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, or with public registration abroad, to the extent that they have been issued as from October 9, 2020, with an average life of not less than 2 years and their delivery to the creditors has allowed reaching the refinancing parameters described herein, and (vi) to the extent that the parameters and conditions set forth in the applicable regulations have been met, the application of foreign currency collections for exports of goods and services of the following transactions will be allowed (a) issuances of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country or issuances of debt securities with public registration abroad, made as from October 9, 2020 with an average life of not less than 2 years and that were delivered to creditors of refinanced debts, (b) financial indebtedness abroad, whose funds have been paid in and settled through the foreign exchange market as from October 16, 2020, (c) issues of debt securities with public registration in the country denominated in foreign currency that comply with the conditions set forth in point 3. 6.1.3. of the FX Regulations and whose funds have been settled in the MLC as of October 16, 2020, and (c) repatriation of direct investments of non-residents in companies that are not controlling companies of local financial entities whose funds have been deposited and settled in the MLC as of October 16, 2020.

On the other hand, the FX Regulations establishes other specific provisions related to (i) transactions with credit, purchase, debit and prepaid cards, (ii) transactions made through the Local Currency System (SML), and (iii) transactions with securities. In particular, with respect to item (iii) above, it establishes (a) that securities transactions arranged abroad may not be settled in Pesos in the country, and only those transactions arranged in the country may be settled in Pesos in the country, and (b) that the beneficiaries of refinancing of certain credits granted within the framework of the pandemic may not arrange sales in the country with settlement in foreign currency of securities issued by residents or exchanges of securities issued by residents for foreign assets or transfer them to depository institutions abroad or the acquisition in the country with settlement in Pesos of securities issued by non-residents, as well as beneficiaries of “Créditos a Tasa Cero”, “Créditos a Tasa Cero Cultura” or “Créditos a Tasa Subsidiada para Empresas” ( “Zero Rate Loans”, “Zero Rate Loans for Culture” or “Subsidized Rate Loans for Businesses”), or beneficiaries of financing in Pesos included in Communication “A” 6937, “A” 7006 and complementary rules, among others; until their total cancellation. The foregoing is not applicable to transfers of securities to foreign depositary entities made by the client in order to participate in an exchange of debt securities issued by the Argentine Government, local governments or resident issuers of the private sector.

In line with the provisions of Decree No. 892/2020 with respect to transactions intended to finance projects under the Plan Gas.Ar, the BCRA issued Communication “A” 7168, which is currently part of the Official Gazette. The BCRA issued Communication "A" 7168, which is currently part of the FX Regulations, providing that entities may access the MLC to (i) remit foreign currency abroad as profits and dividends to non-resident shareholders as from the second year of the investment and when they correspond to closed and audited balance sheets, and for an amount not exceeding the amount corresponding to them according to the distribution determined by the shareholders' meeting; (ii) to pay the maturity of principal and interest services of indebtedness abroad, provided that the indebtedness has an average life of not less than 2 years; (iii) in case of repatriation of direct investments of non-residents, as from the second year, up to the amount of the direct investment contributions settled in the foreign exchange market in the case of capital reduction and/or return of irrevocable contributions made by the local company, when the documentation proving that the applicable legal requirements have been complied with and it has been verified that it has been declared, if applicable, in the last due presentation of the “Relevamiento de activos y pasivos externos” (Survey of Foreign Assets and Liabilities). The transactions covered will be the transactions that have been entered and settled by the MLC as from 11/16/2020 and destined to the financing of projects within the framework of the Plan Gas.Ar. In all cases, the entity must have the documentation that allows it to verify the genuine nature of the operation to be carried out and that the funds were destined to finance projects included in the Plan Gas.Ar.

Additionally, the FX Regulations establishes that until June 30, 2022, access to the MLC for the payment of imports of certain goods will require the prior authorization of the BCRA, unless certain situations are verified, such as the presentation of a sworn statement from the client that the total amount of payments associated to imports of goods processed through the MLC does not exceed US$ 250.000; or it is a deferred payment of imports of goods that correspond to operations that have been shipped as of July 1, 2020 or that having been shipped previously had not arrived in the country before that date; or it corresponds to a payment at sight of or of commercial debt without registration of customs entry for the import of inputs to be used in the manufacture of goods in the country.

The FX Regulations establishes that as from January 3, 2022 the certifications issued for liquidations of new financial indebtedness from abroad may be used to access the foreign exchange market for the payments of:

i.	imports of goods without the prior approval of the BCRA;
ii.	services provided to related counterparties without the prior approval of the BCRA, in cases in which the payment shall be made due to the maturity date of an obligation for a service given at least 180 calendar days before the access to MLC or derived from a contract signed with a similar anticipation.

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into this annual report.

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

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are (i) listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case the disposition does not meet the requirement mentioned in (i) above and the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating jurisdictions”, the income obtained will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the tax rate applicable for the sale, exchange or other disposition of shares and/or ADSs amounts to 35%. The presumed net basis on which the 35% rate should apply is assessed at 90% (being the effective rate 31,5% on the gross sale price). The non-cooperating jurisdictions list is prepared and published by the executive branch. The U.S. is currently not a non-cooperating jurisdiction.

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

Law No. 27,630 established a tiered marginal tax rate structure with three segments depending on the level of accumulated taxable net income: (i) a first tier with a 25% rate for accumulated net income up to $5 million; (ii) the second tier of 30% for accumulated net income over $5,000,000 and up to $50,000,000, plus a a fixed amount of $1,250,000; and (iii) a third tier of 35% for accumulated net income over $50,000,000, plus a fixed amount of $14,750,000. Dividends distributed will pay in all cases the 7% rate, in line with the current schedular tax. The new tax rate structure is aplicable for the fiscal year starting on January 1, 2021.

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

Nevertheless, Law No. 27,630 modified the above mentioned 13% rate to 7% rate for fiscal year starting on January 1, 2021.

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

Tax for an inclusive and caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria “PAIS”)

The Social Solidarity and Productive Reactivation Law, established on an emergency basis and for the term of five fiscal periods as of the entry into force, a 30% tax on the purchase of foreign currency and other foreign exchange operations carried out by individuals and legal entities resident in Argentina.

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

•	75% or more of our gross income for the taxable year is passive income; or
•	50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to become a PFIC for our 2022 taxable year. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common shares or ADSs. Accordingly, it is possible that we could become a PFIC in the current or a future year.

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

Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2021 taxable year and that we will not become a PFIC in the current or any future year. U.S. holders should consult their own tax advisers as to our status as a PFIC and the potential tax consequences to them of such status.

Dividends

The gross amount of distributions that U.S. holders receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in a U.S. holder’s income in a U.S. Dollars amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollars value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollars amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year. See “—Passive Foreign Investment Company Rules,” above.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs, if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, so long as the U.S. holders has owned the ADSs (and not entered into specified kind of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Dividend distributions with respect to the ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. Gain, if any, realized by a U.S. holder on the sale or other disposition of the ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Accordingly, a U.S. holder may not be able to make effective use of any credit in respect of Argentine taxes imposed on such gain unless the credit can be applied (subject to applicable conditions and limitations) against U.S. federal income taxes due on other foreign source income. Moreover, as a result of recent changes to the foreign tax credit rules, any Argentine tax imposed on the sale, exchange or other taxable disposition of the shares by a U.S. holder is unlikely to be treated as a creditable tax for the U.S. holder for taxable years beginning after December 28, 2021.

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

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by the holder if the Company distributes shares and the holder deposits the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• US$0.02 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2021.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2021.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

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

Dario Epstein, an independent member of our Board of Directors, under Argentine law and Rule 10A-3, is our “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B.	Code of Ethics

The Business Code of Conduct was approved and updated by our Board of Directors on December 20, 2021, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6. Directors, Senior Management and Employees—Corporate Governance”). Our Business Code of Conduct is posted, in both English and Spanish, on our website at https://ri.pampaenergia.com/en/corporate-governance/code-of-business-conduct/.

Item 16C.	Principal Accountant Fees and Services

Principal Accountant’s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2021 and 2020. The following table discloses the services rendered to Pampa and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2021	2020
	(in million US$)

Audit Fees (1)	1.2	1.9
Audit-related Fees (2)	-	-
Tax Fees (3)	-	-
Other non-audit Fees	-	-
Total	1.2	1.9

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

Pre-approval is required for all services rendered by the external auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

2021	ADS	Common Shares	ADS	Common Shares	Common Shares (*)
PEB
January	587,897	-	13.09	-	14,697,425	N/A1
February	523,656	-	13.92	-	13,091,400	N/A1
March	664,000	-	14.05	-	16,600,000	N/A1
April	487,711	-	14.35	-	12,192,775	N/A1
May	320,549	-	13.80	-	8,013,725	N/A1
CISA
July	39,578	-	15.44	-	989,450	N/A1
August	140,420	-	15.45	-	3,510,500	N/A1
December	15,122	-	17.96	-	378,050	N/A1

(*) Each ADS represents 25 common shares.

1 Rule 10b-18 safe harbor protection

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Nonetheless, in 2008, our Board of Directors approved a Code of Business Conduct applicable to all the employees, interns and trainees of Pampa and of its controlled and related companies and subsidiaries. This Code is applicable to all directors and statutory auditors of Pampa and its controlled and related companies and subsidiaries, as well as to their suppliers and consultants. Additionally, in 2010, Pampa approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof. The Code of Ethics was updated by our Board in 2021.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No. 22595514) on February 7, 2022 and incorporated by reference herein.)

2.1	Form of Second Amended and Restated Deposit Agreement among the Registrant, J.P. Morgan as successor Depositary thereunder (previously filed as Exhibit 99.A to our Registration Statement on Form F-6 (File No. 333-216157) on February 22, 2017 and incorporated by reference herein, as amended by Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement (previously filed as Exhibit 99.A2 to our Registration Statement on Form F-6 POS (File No. 333-216157) on November 18, 2020 and incorporated by reference herein.)

2(d)	Description of Securities

8.1	List of significant subsidiaries of Pampa

12.1	Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nicolás Mindlin, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.Certification of Gustavo Mariani, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Officer Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated January 25, 2022.

13.3	Consent of Gaffney, Cline & Associates.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

By: /s/ Nicolás Mindlin
Name: Nicolás Mindlin Title: Chief Financial Officer

Date: April 29, 2022

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In millions of U.S. dollar (“US$”))

F-1

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires T: +(54.11) 4850.0000, www.pwc.com/ar
F-3

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

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was $636 million, the goodwill balance allocated to the oil and gas segment was $35 million, and depreciation expense for the year ended December 31, 2021 was $114 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors. The Company’s estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved oil and gas reserves on oil and gas segment property, plant and equipment and allocated goodwill are a critical audit matter are that there was significant judgment by management, including the use of specialists, when developing the estimates of oil and gas reserves, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, including future production profiles, development costs and prices.

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

 Impairment of Non-Financial Long-Lived Assets of the Generation Segment

As described in Notes 7 and 5.2 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated property, plant and equipment balance of the generation segment was $969 million and the investment in joint ventures included in the segment was $ 227 million. According to Notes 5.2.3.6 and 11.1.1, as of December 31, 2021 there were internal and external impairment indicators and certain negative changes to the Company’s generation segment. Management analyzes the recoverability of its non-financial long-lived assets on a periodical basis or when events or changes in circumstances indicate their recoverable amount may be below its carrying amount. In order to evaluate if there is evidence that a cash generating unit (CGU) could be affected, both external and internal sources of information are analyzed. The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered. Management’s assessment of the existence of impairment indicators and cash flow projections included significant judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, the discount rate, among others.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets of the generation segment is a critical audit matter are that there was significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and significant assumptions, including, among others, reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 10, 2022.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCRA	Banco Central de la República Argentina
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores
CPB	Central Térmica Piedra Buena S.A.
CSJN	Corte Suprema de Justicia de la Nación
CTB	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma La Lata S.A.
EcuadorTLC	EcuadorTLC S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EMESA	Empresa Mendocina de Energía S.A:
ENARGAS	National Regulator of Gas
ENARSA / IEASA	Integración Energética Argentina S.A. (ex Energía Argentina S.A.)
ENRE	National Regulatory Authority of Electricity
Greenwind	Greenwind S.A.
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Gas y Petróleo del Neuquén S.A.P.E.M.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia - General Inspection of Justice
INDEC	National Institute of Statistics and Censuses
IPC	Consumer's price index
IPIM	Wholesale Domestic Price Index
LGS	Commercial Companies General
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MEyM	Ministry of Energy and Mining
MINEM	Ministerio de Energía y Minas
MLC	Foreign Exchange Market
NYSE	New York Stock Exchange

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
OCP	Oleoducto de Crudos Pesados
Oldelval	Oleoductos del Valle S.A.
PACOSA	Pampa Comercializadora S.A. (Currently Comercializadora e Inversora S.A.)
Pampa FPK	Pampa FPK S.A.U.
Pampa Holding	Pampa Holding MMM S.A.U.
Pampa QRP	Pampa QRP S.A.U.
Pampa Ventures	Pampa DM Ventures S.A.U.
PEB	Pampa Energía Bolivia S.A. (formerly “PBI” - Petrobras Bolivia Internacional S.A.)
PEN	Federal Executive Power
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.U.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
RTT	Transitional Tariff Regime
SE	Secretary of Energy
SEC	Security and Exchange Commission

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SRRyME	Secretary of Renewable Resources and Electricity Market
SSEE	Subsecretaría de Energía Eléctrica
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAT	Value Added tax
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
YPF	YPF S.A.
$	Argentine Pesos

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019

Revenue	8	1,508	1,073	1,340
Cost of sales	9	(955)	(663)	(811)
Gross profit		553	410	529

Selling expenses	10.1	(33)	(26)	(28)
Administrative expenses	10.2	(99)	(93)	(105)
Exploration expenses	10.3	-	-	(9)
Other operating income	10.4	105	51	77
Other operating expenses	10.4	(58)	(36)	(43)
Impairment of property, plant and equipment, intangible assets and inventories	1.2; 11.1 and 11.2	(4)	(139)	(62)
Impairment of financial assets		(2)	(9)	2
Share of profit from associates and joint ventures	5.2.2	117	85	101
Operating income		579	243	462

Finance income	10.5	10	9	23
Finance costs	10.5	(185)	(177)	(187)
Other financial results	10.5	(14)	84	175
Financial results, net		(189)	(84)	11
Profit before income tax		390	159	473
Income tax	10.6	(77)	(35)	130
Profit of the year from continuing operations		313	124	603
(Loss) Profit of the year from discontinued operations	5.1	(75)	(592)	197
Profit (loss) of the year		238	(468)	800

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		(3)	1	2
Income tax		1	-	-
Items that may be reclassified to profit or loss
Exchange differences on translation		92	(8)	(9)
Other comprehensive income (loss) of the year from continuing operations		90	(7)	(7)
Other comprehensive income (loss) of the year from discontinued operations	5.1	64	(33)	(28)
Other comprehensive income (loss) of the year		154	(40)	(35)
Total comprehensive income (loss) of the year		392	(508)	765

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019
Total income (loss) of the year attributable to:

Owners of the company		273	(367)	692
Non - controlling interest		(35)	(101)	108
		238	(468)	800

Total income (loss) of the year attributable to owners of the Company:

Continuing operations		312	132	594
Discontinued operations		(39)	(499)	98
		273	(367)	692

Total comprehensive income (loss) of the year attributable to:

Owners of the Company		393	(393)	672
Non - controlling interest		(1)	(115)	93
		392	(508)	765

Total comprehensive income (loss) of the year attributable to owners of the Company:

Continuing operations		402	124	588
Discontinued operations		(9)	(517)	84
		393	(393)	672

Earnings (losses) per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share from continuing operations	13.2	0.22	0.08	0.33
Basic and diluted (losses) earnings per share from discontinued operations	13.2	(0.03)	(0.32)	0.05
Total basic and diluted earnings (loss) per share	13.2	0.19	(0.23)	0.38

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	1,659	1,610
Intangible assets	11.2	38	41
Right-of-use assets	19.1.1	12	10
Deferred tax assets	11.3	84	108
Investments in joint ventures and associates	5.2.2	774	549
Financial assets at amortized cost	12.1	105	100
Financial assets at fair value through profit and loss	12.2	29	11
Other assets		1	1
Trade and other receivables	12.3	34	43
Total non-current assets		2,736	2,473

CURRENT ASSETS
Inventories	11.4	155	116
Financial assets at amortized cost	12.1	5	25
Financial assets at fair value through profit and loss	12.2	458	325
Trade and other receivables	12.3	397	341
Cash and cash equivalents	12.4	110	141
Total current assets		1,125	948
Assets classified as held for sale	5.1	-	1,469
Total assets		3,861	4,890

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020
SHAREHOLDERS´ EQUITY
Share capital	13.1	36	38
Share capital adjustment		191	201
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(6)
Legal reserve		61	61
Voluntary reserve		659	1,057
Other reserves		(15)	(18)
Other comprehensive income		48	(50)
Retained earnings		295	(372)
Equity attributable to owners of the company		1,785	1,428
Non-controlling interest		6	341
Total equity		1,791	1,769

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	4	2
Provisions	11.5	141	111
Income tax and minimum notional income tax provision	11.6	188	131
Taxes payables	11.7	-	2
Deferred tax liabilities	11.3	-	1
Defined benefit plans	11.8	24	17
Borrowings	12.5	1,359	1,372
Trade and other payables	12.6	12	16
Total non-current liabilities		1,728	1,652

CURRENT LIABILITIES
Provisions	11.5	5	16
Income tax	11.6	20	11
Taxes payables	11.7	23	36
Defined benefit plans	11.8	5	4
Salaries and social security payable	11.9	28	23
Borrowings	12.5	79	242
Trade and other payables	12.6	182	116
Total current liabilities		342	448
Liabilities associated to assets classified as held for sale	5.1	-	1,021
Total liabilities		2,070	3,121
Total liabilities and equity		3,861	4,890

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2021, 2020 and 2019

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

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	38	201	516	-	1	(6)	61	1,057	(18)	(50)	(372)	1,428	341	1,769
Constitution of legal and voluntary reserve	-	-	-	-	-	-	-	(372)	-	-	372	-	-	-
Capital reduction	-	-	-	(2)	(10)	38	-	(26)	-	-	-	-	-	-
Acquisition of own shares	(2)	(10)	-	2	10	(39)	-	-	-	-	-	(39)	-	(39)
Stock compensation plans	-	-	-	-	-	-	-	-	3	-	-	3	-	3
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(334)	(334)
Profit (Loss) for the year	-	-	-	-	-	-	-	-	-	-	273	273	(35)	238
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	98	22	120	34	154
Balance as of December 31, 2021	36	191	516	-	1	(7)	61	659	(15)	48	295	1,785	6	1,791

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019
Cash flows from operating activities:
Profit of the year from continuing operations		313	124	603
Adjustments to reconcile net profit to cash flows generated by operating activities	14.1	365	380	(23)
Changes in operating assets and liabilities	14.2	(65)	(22)	52
Net cash generated by operating activities from discontinued operations	5.1	116	211	170
Net cash generated by operating activities		729	693	802
Cash flows from investing activities:
Payment for property, plant and equipment		(206)	(124)	(426)
Payment for intangibles assets		(4)	-	-
(Payment) Collection for public securities and shares, net		(234)	(151)	190
Recovery (Suscription) of investment funds, net		52	93	(74)
Payments for capital integration in companies		-	-	(108)
Payments for associates acquisition		(17)	(3)	-
Collections for sale of subsidiary		51	-	-
Collections for sales of property, plant and equipment and intangibles assets		6	1	42
Early collection for sale of subsidiary		-	5	-
Dividends received		18	3	87
Colletion from loans, net		26	7	6
Net cash used in investing activities from discontinued operations	5.1	(166)	(86)	(86)
Net cash used in investing activities		(474)	(255)	(369)

Cash flows from financing activities:
Proceeds from borrowings		188	353	556
Payment of borrowings		(336)	(291)	(523)
Payment of borrowings interests		(140)	(190)	(129)
Payment for acquisition of own shares		(39)	(104)	(141)
Repurchase and redemption of corporate bonds		(3)	(110)	(66)
Payments of dividends from subsidiaries to third parties		-	(9)	(1)
Payments of leases		(5)	(2)	(1)
Payments for capital reduction		-	(19)	-
Net cash used in financing activities from discontinued operations	5.1	(7)	(73)	(85)
Net cash used in financing activities		(342)	(445)	(390)

(Decrease) Increase in cash and cash equivalents		(87)	(7)	43

Cash and cash equivalents at the begining of the year	5.1	141	225	241
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		52	-	-
Exchange difference generated by cash and cash equivalents		4	(25)	(59)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale		-	(52)	-
(Decrease) Increase in cash and cash equivalents		(87)	(7)	43
Cash and cash equivalents at the end of the year	5.1	110	141	225

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 361 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 8 million m3/day of natural gas and 4,700 barrels/day of oil equivalent for oil in Argentina, as of December 31, 2021. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in the Republic of Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 91% and 99%.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,414 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day and a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 92 gas stations. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables have suffered significant volatility both in the domestic and international spheres.

As a consequence of the COVID-19 pandemic in March 2020 caused by the Coronavirus, most governments around the world, including the Argentine Government, implemented drastic measures to contain the spread of the virus, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting temporarily non-essential economic activities and generating a pronounced decrease in the economic activity and production levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

In Argentina, the social, preventive and mandatory lockdown measures affected the power industry, mainly in the second and third quarters of 2020, especially the decrease in the demand for electricity, the drop in gas production, the decline in the demand for fuels, the suspension of the spot remuneration adjustment, and the decrease in the price of gas at wellhead and the oil price.

In 2021, due to the new increase in infection levels, the governments of different countries in the world, including the Argentine Government, temporarily reimplemented some measures, such as certain restrictions on population’s movement.

Regarding measures directly affecting the generation segment’s economic and financial situation, it is worth highlighting that SE Resolution No. 440/21 provided for a 29% increase in spot remuneration values (see Note 2.1), which update had been suspended as from March 2020.

As regards the oil and gas segment, the application by the Federal Government of the natural gas production promotion program (GasAr Plan) and the recovery in international prices allowed for a strong recovery in hydrocarbons production and wellhead prices. However, in the second quarter of 2021, some social conflicts and wage protest demonstrations prevented the freedom of movement on the Province of Neuquén’s routes in the month of April 2021; although the protest roadblocks did not significantly affect the Company’s assets production in this basin, they temporarily impacted the ordinary execution of the investment plan necessary to reach the committed gas production under the GasAr Plan. The Company sent the respective Force Majeure communications to the SE, CAMMESA and the Gas Distributors with which it had executed gas supply agreements for the volumes awarded under this plan. On August 11, 2021, the SE notified the Company of the upholding of the Force Majeure ground. It is worth highlighting that the Company managed to reach the committed gas production.

In the Petrochemicals segment specifically, the described situation affected the recoverability of inventories of several raw materials and stock for sale, thus recording a provision for impairment of inventories for US$ 2 million and US$ 11 million as of December 31, 2021 and 2020, respectively.

The Argentine economy was undergoing a recession process, which was exacerbated by the COVID-19 pandemic outbreak, with a 9.9% fall in the Gross Domestic Product in 2020, and a 9.7% recovery in 2021, in line with the recovery in production and economic activity levels; a 36.1% and 50.9% cumulative inflation (CPI) for fiscal years 2020 and 2021, respectively, and a 40.5% and 22.1% depreciation of the peso against the U.S. dollar for 2020 and 2021, respectively, according to BNA’s exchange rate. Moreover, stricter exchange restrictions were imposed (see Note 2.5), affecting the foreign currency’s value in existing alternative markets for certain exchange transactions that are restricted in the official market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1 Generation units

The Company’s revenues related to this segment come from: i) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SRRYME Resolution No. 1/19 as from March 2019, SE Resolution No. 31/20 as from February 2020 and SE Resolution No. 441/21 as from February 2021). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)
CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 440/21
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 440/21
CTG	GUEMTV13	TV	>100 MW	Resolution No. 440/21
Piquirenda	PIQIDI 01-10	DI	≤42 MW	Resolution No. 440/21 (2)
CPB	BBLATV29	TV	>100 MW	Resolution No. 440/21
CPB	BBLATV30	TV	>100 MW	Resolution No. 440/21
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 440/21 (2)
CTLL	LDLATG04	TG	105 MW	Res. No 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	DI	≤42 MW	Resolution No. 440/21
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 440/21
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. No. 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	567 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 440/21
HIDISA	EL TIGRE	HI	Renewable ≤ 50	Resolution No. 440/21
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 440/21
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 440/21
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 440/21
P.E. M. Cebreiro	CORTEO	Wind	100 MW	Renovar
PEPE II	PAMEEO	Wind	53 MW	MAT Resolution No. 287/17
PEPE III	BAHIEO	Wind	53 MW	MAT Resolution No. 287/17

(1)	Subsequent power and energy is remunerated in the spot market according to Resolution No. 440/21.
(2)	During the months of July and October, the contracts under Resolution No. 220/07 of CTP and TV01 of CTLL, respectively, have ended. Power and energy will be remunerated in the spot market according to Resolution No. 440/21.

In construction:

Generator	Tecnology	Capacity	Applicable regime

CTB	CC	280 MW	Resolution No. 220/07
PEPE III	Wind	81 MW	MAT Resolution No. 287/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Sales contracts with large users within the MAT

2.1.2.1 Energy Plus

Aiming to encourage new generation works, in 2006, the SE approved Resolution No. 1,281/06 in which established a specific regime which would remunerate newly installed generation sold to a certain category of Large Users at higher prices.

The Energy Plus service consists of the offer of additional generation availability by generators, co-generators and self-generators which, as of the date of publication of SE Resolution No. 1,281/06, were not WEM agents or did not have facilities or an interconnection with the WEM. Considering that:

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

2.1.2.2 Renewable Energy Term Market (“MATER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MATER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MATER from renewable sources or self-generation from renewable sources.

Projects destined to the supply of electric power from renewable sources under the MATER Regime may not be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy is sold in the spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Finally, contracts executed under the MATER Regime are administered and managed in accordance with the WEM procedures. The contractual terms —life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191— are freely agreed between the parties, although the committed electricity volumes are limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Within the framework of this regime, the Company, through its PEPE II and III wind farms, sells energy for a maximum amount of 106 MW and, additionally, has started selling third-party generators’ renewable energy for an approximate volume of 2 MW.

2.1.2.3 MATER dispatch priority

SE Resolution No. 551/21 published on June 16, 2021 modified the dispatch priority maintenance system established by Resolution No. 281/17. Overall, it replaces the granting of a security for the maintenance of the dispatch priority by the payment of a quarterly installment of US$ 500/MW until commissioning within the declared term or a maximum term of 24 months as from the priority assignment. It also established certain conditions for obtaining an extension in the committed commissioning date, which, according to the project development level and the requested extension term, requires a payment between 500 and 1,500 US$/MW/month.

Additionally, it allows projects with an assigned dispatch priority but not yet commissioned to continue their execution keeping the dispatch priority, or to waive such priority, thus releasing the transmission capacity.

The Company, as owner of the PEPE IV Wind Farm project, located in Las Armas, Province of Buenos Aires, notified its decision to waive the timely granted dispatch priority, and recovered the security it had provided. As a result, CAMMESA notified that the already initiated execution of the security was determined to be moot as it had no further claim against the Company; therefore, as of September 30, 2021, the amount of US$ 12.5 million recorded for to such effect was recovered and disclosed under the item “Other operating income” of the Consolidated Statement of Comprehensive Income.

Under MEyM Resolution No. 281/17, the term for submitting MATER dispatch priority requests for the third quarter of 2021 expired on September 30, 2021. Given the large number of projects submitted, a tie-breaking mechanism was implemented on October 29, 2021 to define priority allocation based on the available transmission capacity. The Company presented a 50 MW extension project for the de la Bahía wind farm (PEPE III) and was awarded a 36 MW dispatch priority. The Company estimates it may obtain the dispatch priority for the remaining power capacity in future rounds.

For further information on the extension project, see Note 17.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3 Supply Agreements with CAMMESA

2.1.3.1 SE Resolution No. 220/07

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/07, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate for the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through Loma la Lata and Ensenada de Barragán thermal power plants, has contracts with CAMMESA to sell energy and power capacity for a total amount of 646 MW. In turn, the Ensenada de Barragán thermal power plant has an expansion project underway to add 280 MW under this scheme, which commissioning is estimated for the third quarter of 2022. For further information on the project to the CC at CTB, see Note 5.2.3.

It is worth highlighting that some contracts for the Piquirenda and Loma de la Lata power plants, for a total of 210 MW, expired in July and October 2021, respectively.

2.1.3.2 SE Resolution No. 21/16

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

2.1.3.3 SE Resolution No. 287/17

On May 10, 2017 the SE issued Resolution No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

For the awarded projects, wholesale power purchase agreements were entered into for a term of 15 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this regulation, the Company, through its Genelba thermal power plant, has entered into an agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.4 Renovar Programs

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

Additionally, several measures were established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

Recently, the SE passed Resolution No. 1,260/21 to address issues regarding the projects under the different Renovar rounds that did not meet committed commissioning terms. Upon satisfaction of certain conditions, the resolution gives project awardees the option to: i) terminate the current contract with CAMMESA against the payment of a sum of money; ii) amend the contract and extend the term for commissioning against a reduction in the contract price and term; iii) commission the project for a power capacity lower than that committed initially.

Under the Renovar programs, the Company, through Greenwind, has a supply agreement in place with CAMMESA for a total of 100 MW for the PE Mario Cebreiro project, which was commissioned in 2018, within the timely committed term.

2.1.4 Remuneration at the Spot market

Resolution SRRYME No. 1/19 applicable as from March 2019, established remunerative items based on technology and scale with US$-denominated prices payable in $ by applying BCRA’s exchange rate.

On February 27, 2020, SE Resolution No. 31/20 was published in the BO, which superseded the remuneration scheme established by SRRYME Resolution No. 1/19, and provided as follows: i) reduced U.S.-denominated values for available power capacity, maintaining the values of the remuneration for generated and operated energy; ii) translated remuneration values to Argentine pesos at a 60 $/US$ exchange rate; and iii) set an additional remuneration, in pesos, for the power capacity generated during the hours of maximum thermal demand of the month, taking into consideration the average power capacity generated by thermal generators and the average power capacity operated by hydroelectric generators.

Besides, SE Resolution No. 31/20 set a monthly remuneration update scheme with a factor contemplating a 60% CPI and 40% IPIM adjustment. However, on April 8, 2020, through Note No. 2020-24910606-APN-SE#MDP, the SE instructed CAMMESA to postpone the application of this automatic adjustment mechanism.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On May 19, 2021, SE Resolution No. 440/21 provided for a 29% increase in spot generation remuneration values, and repealed the automatic adjustment mechanism established by SE Resolution No. 31/20. This increase to be applied as from the economic transaction for February 2021, provided the generator waives/dismisses all administrative/judicial claims filed on account of the failure to apply the automatic adjustment formula provided for by SE Resolution No. 31/20 within 30 days as from SE Resolution No. 440/21publication, or as from the month in which the generator submits its waiver/dismissal, if later. The waiver includes the obligation to withdraw any claim brought by the generating agent’s shareholders on account of the failure to apply the automatic adjustment mechanism provided for by SE Resolution No. 31/20, whether in Argentina or abroad.

The Company and its subsidiaries filed the waiver/dismissal within the previously indicated 30-day period.

2.1.4.1 Remuneration for Available Power Capacity

2.1.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT and supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ which comprises two quarters (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Large CC Capacity > 150 MW	3,050	100,650	129,839
Large ST Capacity > 100 MW	4,350	143,550	185,180
Small ST Capacity ≤100 MW	5,200	171,600	221,364
Large GT Capacity > 50 MW	3,550	117,150	151,124

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Summer - Winter	7,000	360,000	464,400
Fall - Spring	5,500	270,000	348,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In the case of thermal power plants with a power capacity equal to or lower than 42 MW in total, the current resolution applies a minimum remuneration of 402,480 $/MW-month, and a remuneration of 541,800 $/MW-month and 425,700 $/MW-month for the guaranteed power capacity in the summer-winter and fall-spring periods, respectively.

Likewise, a coefficient derived from the average utilization factor over the unit’s last twelve months is applied to the power capacity remuneration: with a minimum 70% of the utilization factor, 100% of the power capacity payment is collected; if the utilization is between 30% and 70%, the power capacity payment ranges from 70% to 100%; and if the utilization factor is lower than 30%, 70% of the power capacity payment was collected until January 2020 and 60% of the power capacity payment is collected as from February 2020 (see transitional measure in Note 2.1.4.3).

Since February 2020 an additional remuneration for the hours of maximum thermal requirement of the month (hmrt) was established, which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, applying the following prices to the average generated power:

Period	SE No. 31/20		SE No. 440/21
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	45,000	22,500	58,050	29,025
Fall - Spring	7,500	-	9,675	-

2.1.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period is considered to calculate availability.

The base remunerations includes the following scales and prices:

Technology / Scale	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000	132,000	170,280
Small HI Capacity > 50 ≤ 120 MW	4,500	181,500	234,135
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,000	132,000	170,280
Renewable HI Capacity ≤ 50 MW	8,000	297,000	383,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of programmed maintenance works in power plants, SME Note No. 46631495/19 provided for the application of a 1.05 factor over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

Lastly, an additional remuneration was established amounting 500 US$/MW-month for pumping power plants and 1,000 US$/MW-month for conventional plants, effective until January 2020. The allocation and collection of 50% of the additional remuneration were conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and upon the progressive updating of the plant’s control systems under an investment plan to be submitted based on criteria defined by the SEE. Later, an additional remuneration was set for the hours of maximum thermal demand (hmrt), corresponding to the 50 hours with the largest dispatch of thermal generation in each month, divided into two blocks of 25 hours each:

Period	SE No. 31/20		SE No. 440/21
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer - Winter	39,000	19,500	50,310	25,155
Fall - Spring	6,500	-	8,385	-

2.1.4.2 Remuneration for generated and operated energy

In the case of thermal power generators, a remuneration was set for generated energy, depending on the type of fuel used, and for operated energy, as shown below:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	Between 4 and 7	Between 240 and 420	Between 310 and 542
Operated energy	1.4	84	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

It is worth highlighting that if the thermal generation unit operates outside its optimal dispatch, the remuneration for generated energy will be recognized at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

In the case of hydroelectric plants, the following prices were established for generated and operated energy, irrespective of scale:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	3.5	210	271
Operated energy	1.4	84	108

The remuneration for operated energy should correspond with the grid’s optimal dispatch; however, the current resolution does not indicate which would be the consequence otherwise.

In the case of pumping hydroelectric power plants, both the generated energy and that used for pumping are considered. Besides, if it works as a synchronous condenser, 60 $/MVAr and 77 $/MVAr are recognized under SE Resolution No. 31/20 and No. 440/21, respectively, for the megavolt-amperes exchanged with the grid when required, in addition to the prices for operated energy.

As regards energy generated from unconventional sources, a single remuneration value was set irrespective of the source used:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	28	1,680	2,167

Energy generated before commissioning will be remunerated by the Agency in Charge of Dispatch at 50% of the above-mentioned remuneration.

2.1.4.3 Transitory additional remuneration

On November 2, 2021, SE Resolution No. 1,037/21 provided as follows: (i) the creation of an exports account in the WEM’s stabilization fund for the accumulation of income from electricity export transactions conducted by CAMMESA, as from the economic transactions for the month of September 2021, for the financing of energy infrastructure works; and (ii) the transitory recognition of an additional remuneration to the one established by SE Resolution No. 440/21 for the economic transactions comprised between September 1, 2021 and February 28, 2022. On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that covered generators have a 70% utilization factor, therefore, 100% of the power capacity remuneration would be paid, and added an amount of $ 1,000/MWh for exported energy, which will be distributed proportionately to the energy generated monthly by each generator.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4.4 Suspension of contracts within the MAT

The suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) provided for by SE Resolution No. 95/13 remains in effect.

2.1.5 Fuel supply for thermal power plants

On November 6, 2018, SE Resolution No. 70/18 was published in the BO, which empowered generating, co-generating and self-generating agents within the WEM to acquire the fuels required for own generation; this resolution superseded SE Resolution No. 95/13, which provided that fuel supply for electric power generation would be centralized in CAMMESA (with the exception of generation under the Energy Plus regime). Under the scheme set forth by SE Resolution No. 70/18, the cost of generation with own fuels was valued according to the mechanism for the recognition of the Variable Production Costs recognized by CAMMESA. During its term of validity, CAMMESA remained in charge of the commercial management and the dispatch of fuels for generators that did not or could not make use of this option.

In the seasonal programming conducted on November 12, 2018, the Company opted to make use of the self-supply option, and allocated a significant part of its natural gas production as an input for the dispatch of its thermal units.

On December 27, 2019, the Ministry of Productive Development passed Resolution No. 12/19, abrogating, effective as from December 30, 2019, SE Resolution No. 70/18, and re-establishing the validity of section 8 and section 4 of SE Resolutions No. 95/13 and 529/14, respectively, thus restoring the centralized scheme in CAMMESA for the supply of fuels for generation purposes (except for generators under the Energy Plus regime and with Wholesale Power Purchase Agreements under Resolution SE No. 287/17).

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.2.2.1.2), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the TOP obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: Generators, Self-generators and/or Co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by IEASA. If a generator with a fuel stocking obligation optionally acquires from IEASA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the Daily Maximum Amount (DMA) less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: Generators, Self-generators and/or Co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.
(v)	Dispatch Priority 5: Generators, Self-generators and/or Co-generators supplied with a gas quota from the unassigned, spot natural gas contracts from any source, acquired by CAMMESA and/or the Generator, according to the supply source. In the case of a generator with its own fuel, the maximum amount to be acknowledged will be the corresponding reference prices.

As regards the costs associated with the supply of these fuels, it was established that the electricity demand will bear, among others, the regulated transportation costs, the cost of natural gas and the applicable TOP obligations.

Generating agents that kept the possibility to purchase their fuel supply (agents under the Energy Plus regime or with Wholesale Purchase Agreements under Resolution SE No. 287/17) could opt in or out of CAMMESA’s unified dispatch, through the operating assignment of the contracted firm transportation and gas volumes, which impact the assigned priority order. Under such assignment, agents should waive all claims regarding the application of SE Resolution No. 354/20.

In the specific case of generators with Wholesale Power Purchase Agreements under SE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm transportation and gas volumes committed to supplying Genelba Plus’ CC and Energy Plus contracts, setting certain guidelines for calculating fuel costs to support its Energy Plus contracts.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.6	Seasonal Programming

SE Resolution No. 24/21, published in the BO on January 15, 2021, approved the seasonal programming for the November 2020-April 2021 period. Seasonal prices remained unchanged until the month of April 2021, with reference prices being those in effect since 2019. In turn, the stabilized price set by SSEE Provision No. 75/18 for transmission in the extra high voltage system and the distributor-based main distribution price have remained unchanged.

As from April 2021, pursuant to SE Resolution No. 131/21 (amended by SE Resolutions No. 154/21 and 204/21), the reference price for power for the Distributor’s Large Users peak demand increases by 89% (except for public health and education organizations and agencies), reducing the gap with the actual cost and, consequently, subsidies. The remaining prices for electricity applicable to the end demand have not been modified.

On May 11, 2021 and November 1, 2021, SE Resolutions No. 408/21 and No. 1,029/21 were published, which approved the final seasonals reprogramming for winter (May 2021 – November 2021) and summer (November 2021 – April 2022), respectively, keeping unchanged the reference prices current as of April 30, 2021, and the stabilized price for the high-voltage and main distribution electricity transmission service established by SSEE Provision No. 75/18.

Later, SE Resolution No. 40/22, was published in February 2022, issued new reference prices for Distributor’s Large Users with increasing ranging between 13% and 24% according to the time of the day, and approved unsubsidized prices. It also maintained the values of the stabilized price for the high-voltage and main distribution electricity transmission service set by SSEE Provision No. 75/18.

SE Resolution No. 105/22, effective from March 1, 2022, increased energy reference prices for customer categories not subject to increases under SE Resolution No. 40/22, that is, public health and education entities, general and residential demand. Increases ranged between 34 and 50% for the WEM and between 10% and 20% for the Wholesale Electricity Market of Tierra del Fuego System. Additionally, new values were set for the stabilized price for the high-voltage and main distribution electricity transmission service, abrogating prices established in SSEE Provision No. 75/18.

2.1.7 Restructuring of Federal Government’s assets in the energy sector

The Federal Government has modified the policy adopted by the previous administration regarding the restructuring of assets in the energy sector, and has abrogated DNU No. 882/17, which provided for the sale of CTEB, CT Brigadier López, CT Manuel Belgrano II, IEASA’s stake in CITELEC, the Federal Government’s stake in Central Dique; CTG, Central Puerto, CT Patagónicas, TRANSPA, Dioxitek, and the Federal Government’s rights in TMB, TSM, Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown. In the opinion of the Company’s Management, this abrogation would not affect the rights acquired by the Company under CTEB’s goodwill transfer process.

Additionally, it provided for the transfer to IEASA of TMB and TSM’s shares held by the Federal Government. Earnings received by IEASA must be invested in energy infrastructure projects.

Finally, it granted to IEASA the exploratory permits for the MLO_115 and MLO_116 offshore areas and provided for the issuance of National Treasury guarantees as collateral for the contract for the acquisition of natural gas entered into with Bolivia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2	Oil and gas

2.2.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

(i)	Sets the terms for exploration permits:
-	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years;
-	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years; and
-	Continental shelf and off-shore exploitation: the basic term is divided into two periods of three years each, plus an optional extension of one year each.
(ii)	Sets the terms for exploitation concessions, extensible for 10-year terms:
-	Conventional exploitation concession: 25 years;
-	Unconventional exploitation concession: 35 years; and
-	Continental shelf and off-shore exploitation concession: 30 years.
(iii)	Sets transportation concessions will be granted for the same term than that granted for the originating exploitation concession.
(iv)	Sets prices for payments of exploration and exploitation levy and empowers the enforcement authority to establish the payment of extension and exploitation bonds.
(v)	Establishes a 12% royalty payable by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.
(vi)	Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.
(vii)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On its part, the Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for the granting of Hydrocarbons Unconventional Exploitations Concessions (“CENCH”) in this province, instrumented through Resolution No. 53/20 dated July 1, 2020 and Resolution No. 142/21 dated November 24, 2021, and later ratified by Provincial Executive Order No. 2,183/21 in December 2021. Companies may request a CENCH based on a development project that will include a pilot plan for a term of up to five years to demonstrate its technical and economic feasibility. Furthermore, if companies request the inclusion in the CENCH of a surface larger than that assigned to the approved pilot plan, the payment of a block extension bond should be included, which value will be associated with the resources expected to be recovered in the extended block, considering the basin’s average price over the last two years. Besides, while the CENCH is in effect, companies should submit continuous development plans and investment commitments, updated annually.

2.2.2 Gas Market

2.2.2.1 Natural Gas Production Promotion Programs

2.2.2.1.1 Gas Plan II

In November 2013, pursuant to Resolution No. 60/13, the Committee created the Gas Plan II covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and penalties for the importation of LNG in case of breach of the committed volumes. Resolution No. 60/13, as amended (Resolutions No. 22/14 and No. 139/14), established a price ranging from US$ 4/MBTU to US$ 7.5/MBTU, based on the highest production curve attained.

In view of the receivables recorded by the Company in 2017 under the above-mentioned plan were not timely collected, on April 3, 2018, MINEM Resolution No. 97/18 established a procedure for the cancellation of compensations pending settlement and/or the payment of year 2017, payable in thirty monthly consecutive installments as from January 1, 2019. Beneficiary companies opting for the application of the procedure should state their decision to accede, waiving all present or future administrative and/or judicial actions, remedies, rights or claims regarding the payment of such obligations.

On May 2, 2018, the Company filed with the Ministry of Energy the application form to adhere to the payment procedure set forth by MINEM Resolution No. 97/18, expressing its consent to and acceptance of its terms and scope.

On February 21, 2019, SE Resolution No. 54/19 instrumented the cancellations by delivering public debt bonds accruing no interest and repayable in 29 monthly and consecutive installments. For this reason, on April 17, 2019 and July 16, 2019, bonds were credited in favor of the Company for a face value of US$ 89 million and US$ 54 million, respectively. As of December 31, 2021, the Company has collected all the installments contemplated as amortizations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.1.2 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On November 16, 2020, Executive Order No. 892/20 was published in the BO, which approved the GasAr Plan to foster the development of the Argentine gas industry based on a bidding mechanism, and instructed the SE to instrument such plan and to set the applicable complementary and clarifying rules. The most relevant aspects of this executive order include as follows:

(i)	During its term of validity, as from May 2021, each signatory producer commits to supply an injection equal to or higher than the average injection for the May-July 2020 quarter per basin.
(ii)	For off shore production, an additional term of 4 years is established (8 years in total), and the differential between the base production and the actual production will be offset with imported gas or injections exceeding those committed during the months of June, July and August of the first 4 years of the GasAr Plan.
(iii)	Beneficiaries of other plans wishing to take part in the bid should file the waiver provided for in the regulation to be timely approved by the enforcement authority.
(iv)	The SE will determine, with the assistance of ENARGAS and through a process including actual civic participation, the price for which the natural gas service providers may request the implementation of a tariff update on account of variations in the price of the natural gas purchased, which may be equal to or lower than the market price. The differential between the price determined by the enforcement authority and that offered will be borne by the Federal Government in the form of a compensation.
(v)	The Federal Government undertakes to create a guarantee fund.
(vi)	The recognition of tax credits subject to regulation.
(vii)	The BCRA will establish appropriate mechanisms to facilitate access to the MLC, provided: funds have been entered through the MLC; and they are “genuine transactions” conducted after the entry into effect of the executive order and destined to the financing of projects under the GasAr Plan.

On November 23, 2020, the SE, through Resolution No. 317/20, launched the “National Public Call for Tenders for the Argentine Natural Gas Production Promotion Plan – 2020-2024 supply and demand scheme” for the award of a volume of 70 million m3 of natural gas per calendar year (CAMMESA plus distributors), which may be modified by the SE to guarantee an optimal domestic supply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The contract samples stipulated a Deliver or Pay (“DOP”) obligation of 100% per day for producers and a TOP obligation of 75% per month for CAMMESA and per quarter for distributors. Regarding the payment of contracts with distributors, the Federal Government will bear the monthly difference between the price tendered and that resulting from the tariff schemes through a subsidy payable directly to producers. Under Law No. 27,591, payment of this subsidy is secured by Tax Credit Certificates, which were regulated by SE Resolution No. 125/2021 and AFIP General Resolution No. 4,939/2021.

Additionally, to access the GasAr Plan producers submitted a plan of investments necessary to maintain the committed production and a national added-value commitment providing for the development of direct local, regional and national suppliers.

On December 15, 2020, Resolution No. 391/20 was published in the BO, awarding the natural gas volumes tendered under GasAr Plan, Round I. In this sense, out of a total natural gas base volume of 67.42 million m3/day to be purchased, in terms of tendered volume, the Company ranked third in the Neuquina Basin, with an awarded base volume of 4.9 million m3/day at an annual average price of US$ 3.60/MBTU for a term of four years effective as from January 1, 2021. Additionally, the Company has been one of the three producers tendering an additional volume for the winter period, with the award of 1 million m3/day at US$ 4.68/MBTU, a volume deemed indispensable to accompany the high seasonality of the Argentine demand, reducing gas imports, the consumption of alternative fuels, and the use of foreign-currency reserves.

On March 9, 2021 Resolution No. 169/21 was published in the BO, which awarded natural gas volumes offered under the GasAr Plan, Round II Tender. In this sense, the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, and 0.86 million m3/day to meet the winter peak demand for the years 2022 through 2024, at a price of US$ 4.68/MBTU.

Under Resolution No. 984/21 dated October 19, 2021, the SE called for Round III under GasAr Plan for 2022 through 2024 inclusive, with injection starting in May 2022. The resolution determined that the cap price for tenders is the maximum price tendered under Round I. The Company took part in this call, tendering 2 million M3/day for the Neuquina basin at a price of US$ 3.347/MBTU; on November 11, 2021, the SE issued Resolution No. 1,091/21, awarding the tendered volumes and prices.

The awards granted to the Company represent a commitment of 11 million m3/day for the 2022-2024 winter periods and 9 million m3/day for the 2022-2024 summer periods; compared to 2020, it represents a 56% increase in winter production, the periods with the largest gas supply needs in the country. Based on the gas demand curve projected by the SE, the Company has entered into contracts with CAMMESA, IEASA, and the distributors, which are in effect from January 2021.

It is worth highlighting that this positioning minimizes contractual demand risks and makes it feasible for the Company to make a strong investment commitment, which will amount to approximately US$ 250 million over the four years of validity of GasAr Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.2 Natural gas for the residential segment and CNG

2.2.2.2.1 Natural gas price within the Transportation System Entry Point (“PIST”)

In mid-February 2019, a call for tenders was launched to supply natural gas to distribution companies on a firm TOP and DOP basis for up to 70% of the maximum daily volume, effective for 12 months as from April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April 2019– September 2019) and summer (October 2019 – April 2020), respectively, at an average price of US$ 4.35/MBTU. For the other basins, 36.1 and 14.4 million m3/day were assigned for the winter and summer, respectively, at an average price of US$ 4.62/MBTU.

Under ENARGAS Resolution No. 72/19, producers’ billing to distribution companies considered BNA’s average foreign exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period (or, if lower, the exchange rate stipulated in the agreements). However, the exchange rate update applicable to the summer seasonal period (October 2019 - April 2020) was deferred several times. From April 2020, given the devaluation of the peso, added to the tariff freeze established by the Solidarity Law, pricing agreements were based on the range recognized in ENARGAS’ tariff schemes.

In December 2020, the call for tenders under GasAr Plan was conducted, agreeing on supply to gas distributors and power plants for the 2021 – 2024 period for a total of 67.4 million m3/day, 35% of which will be destined for distributors. The average tendered annual base price was US$ 3.5/MBTU, and an additional winter volume of 3.6 million m3/day was awarded at a yearly average base price of US$ 4.7/MBTU, exclusively destined to the priority demand. Pampa tendered and was awarded under this call.

2.2.2.3 Acquisition of Natural Gas for Generation

Since November 2018, the Company opted to make use of its self-supply capacity, during the term of SE Resolution No. 70/18, and has destined a significant part of its natural gas production to its thermal units’ dispatch (see Note 2.1.5).

From December 30, 2019, with the abrogation of SE Resolution No. 70/18, CAMMESA’s centralization scheme for the supply of fuels for generation was restored (except for generators with Energy Plus and SE Res. No. 287/17 contracts). Since then, CAMMESA has launched successive calls for tenders to cover its monthly consumption. Moreover, from 2021, most gas supplies to CAMMESA are channeled through GasAr Plan, for the volumes committed under this program over a term of 4 years.

In addition to GasAr Plan, in 2021 CAMMESA continued calling for tenders on a monthly basis, at a maximum price of US$ 2.3/MBTU until April and US$ 3.5 until August, on an interruptible basis for GasAr Plan awardees and under a 30% DOP clause for the rest. However, from September 2021 these calls were declared unawarded. Moreover, since mid-July 2021 CAMMESA launched biweekly calls for tenders by GasAr Plan awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in the plan’s Round I. In 2021, an average of 25.2 million m3/day were awarded at a price of US$ 3.4/MBTU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.4 Natural Gas Exports

The procedure for the authorization of natural gas exports established by SE Resolution No. 417/19 —with the security of supply to the Argentine domestic market being a condition in all cases— was in effect until the end of April 2021. It is worth mentioning that the exported volume did not qualify for calculating the incentive for domestic production increase encouragement programs.

Under this proceeding, in November 2020 the Company was granted permits to export gas to different customers in Chile on an interruptible basis, expiring between April 2021 and January 2022.

On April 27, 2021, SE Resolution No. 360/21 regulated the new procedure for the authorization of natural gas exports. This resolution contemplates exports on a firm and preferential basis for GasAr Plan’s awardees, and sets a minimum sale price equivalent to the summer price awarded in Round I. In this manner, the Company, as an awardee under GasAr Plan, may make firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin and with the prior approval of the applicable authority.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Besides, between September and December 2021, new interruptible permits to Chile, Brazil, and Uruguay were added, with expirations between November 2022 and December 2024.

It is worth highlighting that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, stipulated an export duty exemption as long as the international Brent price was equal to or below US$ 45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$ 60/bbl. Since February 2021, the rate has remained at 8%.

2.2.2.5 “TransportAr National Production” Pipelines System Program

On February 9, 2022, SE Resolution No. 67/22 was published in the BO declaring the construction of “President Néstor Kirchner Pipeline” of national public interest. This pipeline will transport natural gas through the Province of Neuquén, the Province of Buenos Aires, and the Province of Santa Fe.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Moreover, this resolution created the “TransportAr Production Gas Pipelines System Program” (the “Program”) to execute the works necessary to expand the system’s transportation capacity and to promote development, production growth, and natural gas self-supply, among other objectives. The Program included a list of pipeline works to be executed by IEASA or through third parties.

Later, DNU No. 76/22, published on February 14, 2022, granted IEASA a 35-year transportation concession of President Néstor Kirchner pipeline under Law No. 17,319.

Moreover, IEASA, as principal, was granted the power to contract, plan, execute and call for tenders for the construction of the infrastructure works under the Program. IEASA may enter into transportation capacity freely-negotiated agreements with producers and/or carriers to construct or expand all or part of the pipeline. This transportation capacity will not be covered by tariffs approved by ENARGAS, which will apply to the remaining transportation capacity not committed under these agreements. This DNU grants YPF priority to hire the capacity that can be freely negotiated by IEASA. Moreover, IEASA may fully or partially assign ownership of its concession to YPF.

Besides, the “Argentine Gas Development Fund” administrative and financial trust was created, with IEASA as trustor and beneficiary, to finance works under the Program, including the repayment of principal and interest services of the trust securities to be issued thereunder. The trust estate administrator and trustee will be Banco de Inversión y Comercio Exterior S.A.

2.2.3 Oil market

2.2.3.1 Crude oil price

As of this date, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies are validating prices below the export parity.

Just as with natural gas exports, a crude oil export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$ 45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$ 60/bbl. Since February 2021, the rate has remained at 8%.

2.2.3.2 Hydrocarbon exploration and exploitation levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. Exploitation permits will amount to $ 4,500 and exploration permits, to $ 250 in the first period, $ 1,000 in the second period of the basic term, and $ 17,500 during the first year of the extension (with a 25% annual cumulative increase). It is worth highlighting that up to 10% of the levy value payable in the second period of the basic term and the extension may be offset with actual investments per km2.

On September 26, 2019, the Province of Neuquén, pursuant to Provincial Executive Order No. 2,032/19, published new levy values per km2 or fraction effective for this province from 2020. The exploitation levy was set at $ 22,410, and the exploration levy at $ 1,245 for the first period, $ 4,980 for the second period, $ 7,470 for the third period, and $ 87,150 for the extension period.

From 2021, PEN Executive Order No. 771/20 set a maximum levy in pesos equivalent to a certain volume of oil at the average price for the semester before settlement, at BNA’s exchange rate effective on the last business day before payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

This scheme is applicable nationwide (including the Province of Neuquén, which acceded to it under Provincial Executive Order No. 1,656/20). Exploitation permits amount to 8.28 barrels and exploration permits to 0.46 barrels in the first period, 1.84 barrels in the second period of the basic term, and 32.22 barrels in the extension period.

2.3	Gas Transportation

2.3.1 TGS’s Tariff situation

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

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License, among these guidelines approved: (i) a tariff increase was granted in installments for TGS as from April 1, 2017; (ii) a Five-Year Investment Plan to be executed by TGS between April 2017 and March, 2022; and (iii) a non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments considering WPI published by INDEC subject to ENARGAS’ approval.

In the public hearing held on September 4, 2018, in which TGS requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/18 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018. ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution No. 4,362/17, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS of its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/19 approved, effective as from April 1, 2019, a 26% increase in tariff schemes applicable to the natural gas transportation utility by TGS current as of March 31, 2019. In accordance with current regulations, ENARGAS considered the evolution of the IPIM update index between the months of August 2018 and February 2019 to define six-monthly adjustments to TGS’ tariffs.

As regards the semi-annual tariff update which should have become effective as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/19, later amended by Resolution No. 751/19, postponed its application until February 1, 2020. This deferral resulted in the revision and adjustment of the Five-Year Investment Plan execution, in the same proportion as the foregone income for TGS.

Subsequently, the Solidarity Law provided that natural gas transportation and distribution tariffs would remain unchanged for a term of 180 days as from December 23, 2019. In this sense, the PEN is vested with the power to renegotiate them, whether under the current RTI or through an extraordinary review pursuant to the provisions of the Natural Gas Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On June 9, 2020, pursuant to Resolution No. 80/20, the ENARGAS created the Coordination and Centralization Committee —Act No. 27,541 and Executive Order No. 278/20— with the mission of coordinating the Integral Tariff Structure Review provided for in section 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Executive Order No. 543/20 provided that natural gas transportation and distribution tariffs would remain unchanged for an additional term of 180 calendar days, that is, until December 16, 2020.

By provision of the Emergency Executive Order No. 1,020/20, the ENARGAS, commissioned by the PEN, launched the renegotiation of the RTI finished in 2018, which may not exceed a term of 2 years. Until then, renegotiation agreements in force are suspended. The renegotiation will be conducted by ENARGAS ad referendum to the PEN.

Furthermore, Executive Order No. 1,020/20 extends the tariff freeze for an additional term of 90 calendar days or until the approval of the transitory tariffs. It is worth highlighting that all the agreements, whether transitory or general, entered into with the Federal Government will have to contemplate the public hearing proceedings established by the current regulations and be authorized by the different governmental bodies.

Additionally, the Solidarity Law and Decree No. 1,020/20 provide for the administrative intervention of the ENARGAS.

The public hearing called by ENARGAS to discuss the RTT pursuant to the provisions of Executive Order No. 1,020/20 took place on March 16, 2021. In this respect, TGS, without waiving the whole of its percentage share of tariff recomposition, alternatively submitted in the hearing its tariff increase proposal, assessed at 58.6% as from April 1, 2021. This increase was assessed based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase only contemplates the funds necessary to meet its obligations as licensee.

Additionally, TGS denied and dismissed the arguments raised in the public hearing, which considered that the current natural gas transportation tariff is not fair or reasonable given the alleged existence of serious flaws in the administrative acts resulting from the proceedings for the last RTI established for TGS.

On April 28, 2021, ENARGAS submitted to TGS the 2021 Transitional Agreement pursuant to Executive Order No. 1,020/20, which: (i) does not grant a transitory tariff update, keeping unchanged the tariff schemes approved by ENARGAS in April 2019; (ii) provides that, as from May 2021 and until the Final Renegotiation Agreement enters into effect, ENARGAS will recalculate the transportation tariffs effective at the time, with validity as from April 1, 2022.; (iii) does not establish a mandatory investment plan; and (iv) establishes the prohibition to distribute dividends, early cancel financial and commercial debts taken on with shareholders, acquire other companies, or grant loans.

On April 30, 2021 and through a note sent to this body, TGS expressed that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for TGS to enter into the 2021 Transitional Agreement Project.

Later, on June 2, 2021, ENARGAS issued Resolution No. 149/21 approving an RTT 2021 for TGS effective as from that date and under the same terms of the project timely submitted on April 28, 2021.

In July 2021, TGS filed motions for reconsideration, subsidiarity filing a hierarchical appeal, before the PEN, the National Ministry of Economy and ENARGAS according to the respective jurisdictions of each of these bodies in the passing of the regulations associated with Resolution No. 149/21, requesting the declaration of nullity of the RTT 2021 and the reinstatement of the RTI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The challenges are based on: (i) the illegality of Executive Order No. 1,020/20, as it does not observe the delegation lines provided for by Act No. 27,541 and, as a DNU, does not meet the requirements established by the Constitution for the dictation of this regulation; (ii) the extension of the emergency period beyond that established by the Congress; (iii) the tariff renegotiation under Act No. 24,076 is not performed; (iv) the disregard for the principle of fair and reasonable tariffs, and the rights acquired by TGS under the License, the Contractual Adjustment Memorandum of Understanding and the RTI; and (v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations provided for by both the Administrative Procedures Act and the License Basic Rules.

In turn, the restrictions on the management and administration of TGS have been challenged for lacking legal justification, as the emergency declared by Act No. 27,541 only empowered the PEN to renegotiate the RTI, but not the License. The challenges and the request for reinstatement of the RTI have been filed notwithstanding TGS’s right to the payment of the compensations it is entitled to on account of the breach of the RTI as from April 2019.

On November 15, 2021, TGS filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. This presentation seeks to request compensation due to TGS for the non-application of the semi-annual adjustment methodology set by the RTI and approved by Resolution 4,362 between October 1, 2019 and June 1, 2021.

Moreover, TGS seeks compensation for the damages sustained by the freeze resulting from the failure to apply the semi-annual adjustment methodology set by the RTI for this period.

On January 19, 2022, a new public hearing was held within the framework of ENARGAS Resolution No. 518/21 to address the transition tariff update under Executive Order No. 1020/20. In this hearing, aiming to reach a final renegotiation agreement and restore the economic and financial equation, TGS requested a transition tariff adjustment in two stages for 2022 for a total of 106%, given the evolution of operating costs and the main macroeconomic indicators.

Later, on February 1, 2022, TGS received from ENARGAS a proposed Renegotiation Transition Agreement (the “RTT 2022”), which was approved by TGS’s Board of Directors on February 2, 2022, and by the applicable governmental bodies on February 18, 2022. The RTT 2022 includes certain terms similar to the RTT 2021, with the specific provision that it grants TGS a 60% tariff increase effective from March 1, 2022.

The RTT 2022 was ratified by the PEN through Executive Order No. 91/22, effective from February 23, 2022. On February 25, 2022, ENARGAS Resolution No. 60/22 was published in the BO, launching the tariff schemes contemplated in the RTT 2022.

It is worth highlighting that, as provided in the RTT 2022, TGS undertook not to initiate new claims, remedies, lawsuits, or any kind of actions; and/or to suspend, keep suspended or extend the suspension of all claims and remedies associated in any way with the current RTI renegotiation, Law No. 27,541, Decrees No. 278/20 and No. 1,020/20.

As of the issuance of these Financial Statements, TGS is working jointly with ENARGAS to conduct the RTI process that will allow the company to receive a fair and reasonable tariff in line with the provided natural gas transportation utility service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2 Regulatory framework of the segment of Production and Marketing of Liquids

2.3.2.1 Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

GLP domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply.

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

Executive Order No. 311/20, set maximum reference prices for the sale of LPG, which TGS sells in the domestic market, remained unchanged for a term of 180 calendar days as from its issuance in march 2020. On October 19, 2020, the SE passed Resolution No. 30/20 increasing the price of these products to $ 10,885, and in 2021, the SE passed Resolution No. 249/2021, increasing prices to $ 12,626.60 from April 6, 2021.

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

As of December 31, 2021, the Argentine Government owes TGS $ 1,246,168 under these items.

2.3.2.2 Foreign market

Executive Order No. 488/20 regulated the rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, which ranges between 0% and 8% depending on the price of the “ICE Brent first line” barrel. If this price is below US$ 45, the rate is 0%. Instead, if the price equals or exceeds US$ 60, an 8% rate is paid, and the rate is variable if the price is between US$ 45 and US$ 60.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.4	Transmisión

2.4.1 Transener and Transba tariff situation

The Solidarity Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, and contemplates the possibility to perform an extraordinary review of the current RTI for a maximum term of up to 180 days.

In 2020, the ENRE did not apply Transener’s semi-annual tariff update mechanism established in the RTI, being the tariff scheme in force the one resulting from the August 2019 update.

In this sense, on December 16, 2020, pursuant to Executive Order No. 1020/20, the Federal Government established the beginning of the renegotiation of the current RTI for the electricity and natural gas transportation and distribution utility services, which proceeding may not exceed a term of 2 years. Until the conclusion of each renegotiation, all Agreements corresponding to the respective RTIs in effect will be suspended within the scopes determined in each case by the Regulatory Entities for reasons of public interest. The transitory and final agreements will be entered into with the ENRE or ENARGAS, and the Ministry of Economy ad referendum to the PEN. Furthermore, the electricity tariffs maintenance term established in section 5 of Law No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework was extended for 90 calendar days, or until the entry into effect of the new transitory tariff schemes resulting from the RTT.

On January 19, 2021, through Resolution No. 17/21, the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a RTT until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for the information necessary to begin this process was received, and Transener has complied with this requirement, prioritizing the operating costs and capital expenditures required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE called for a Public Hearing for March 29, 2021 to provide information and gather feedback on the RTT for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

On April 14, 2021 the Public Hearing Closing Report was published in the BO, continuing the negotiations with the ENRE in order to reach a RTT for the RTI.

On January 26, 2022, Resolution No. 25/22 was published in the BO, through which the ENRE convened a new public hearing on February 17, 2022 in order to discuss, among other issues, the proposal for transportation companies for the transitory adjustment of tariff, that were unchanged since August 2019.

On February 25, 2022, the ENRE issued Resolutions No. 68/22 and 69/22, which approves the new hourly remuneration, effective as from February 1, 2022, establishing an increase of 25% and 23% with respect to remuneration effective as from August 2019, for Transener and Transba, respectively. Considering the difference between the financial economic projections presented and the remuneration finally approved by the ENRE, a request for a view of the file and a preliminary challenge were submitted. In addition, both resolutions will be appealed by Transener and Transba.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

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

2.5	Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets.

In early 2021, the BCRA provided for a series of measures aiming to ease access to the MLC, specifically to: (i) favor the exchange or financing of foreign private-sector liabilities entered and settled through the MLC and concerted as from January 7, 2021, (ii) transfer foreign currency abroad as earnings and dividends to non-resident shareholders, as from the second anniversary of the investment, for transactions entered and settled through the MLC and destined to the financing of projects under GasAr Plan (see Note 2.2.2.1.2), among other issues. However, the BCRA later extended the validity of the measures established in 2020 and adopted new restrictions to access the MLC.

In this sense, it remains in force the obligation to file an affidavit to access the MLC in terms of expenditures without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it have liquid foreign assets available was requested for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, but include reserve or guarantee funds created under debt contracts or transactions with derivatives entered into abroad and that may not be used, an additional affidavit should be submitted. To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it is maintained the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As regards transactions with stock market assets, restrictions on exchange transactions and the acquisition of securities issued by non-residents were extended, providing as follows: (i) the restriction, as from the moment access to the MLC is requested, to sell in the country securities issued by residents involving settling in foreign currency or exchanging securities issued by residents for foreign assets or their transfer to depository institutions abroad, or the acquisition in the country involving settlements in pesos of securities issued by non-residents for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that security transactions concerted abroad and securities acquired abroad may not be settled in pesos in the country. Moreover, if the customer is a legal entity, as an additional requirement to access the MLC, it also provided for an additional affidavit stating: (a) details of the individuals or legal entities exercising a direct control relationship over the customer, according to BCRA’s regulations; and (b) that on the day access to the MLC is requested and in the previous 90 calendar days, no local-currency funds or other liquid domestic assets have been delivered in Argentina to any individual or legal entity exercising a direct control relationship over it, except for those directly associated with regular transactions for the acquisition of goods and/or services. The requirement stated in item (b) will be deemed duly met if the customer submits an affidavit regarding transactions with securities of each individual or legal entity pursuant to the current exchange regulations.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments to import certain goods abroad or cancel the principal of debts originating from the import of goods by companies. Additionally, before executing payments for the import of goods, entities should verify that the affidavit requested from the customer is compatible with BCRA’s existing data. Besides, the need for BCRA’s prior authorization to access the MLC was extended until June 30, 2022 inclusive in the following cases: (i) the cancellation of principal of foreign financial debts with foreign affiliates, and (ii) payments for the import of certain goods, unless certain conditions are met, such as the presentation of an affidavit by the customer declaring that the total amount of payments associated with the goods imports transacted through the MLC does not exceed US$ 250 thousand; or in the case of a deferred payment for the import of goods for transactions shipped from July 1, 2020, or which, having been previously shipped, had not arrived in the country before that date; or a sight payment or payment of commercial debts without a customs entry registration for the import of supplies to manufacture goods in the country.

Furthermore, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until June 30, 2022, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

Additionally, the BCRA created a registry of foreign exchange information of goods exporters and importers as a requirement to access the MLC to perform forex outflow transactions, including swaps and arbitrations. The Company has been declared an obliged subject by the BCRA; it has completed its enrollment in this registry and is under a duty to report any change in the recorded information within 15 business days of its occurrence.

Finally, the BCRA extended, under the same definitions and conditions, the “Certification of increased exports of goods in 2021” for exporters of goods registering increases in 2022 compared to 2021. In the case of imports, as an additional requirement to access the MLC for the payment of services rendered by non-residents, it incorporated the presentation of a new affidavit made through the Integral Monitoring System for Payments to Foreign Payments for Services (SIMPES), except for certain transactions (freight services, governmental services, etc.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

2.6	Tax regulations - Main tax reforms

Pursuant to Act No. 27,430 and Act No. 27,541, several modifications were introduced in the tax treatment, the key components of which are described below:

2.6.1 Income tax

2.6.1.1 Income tax rate

Pursuant to Law No. 27,430, the income tax rate for Argentine companies would be gradually reduced from 35% to 30% for fiscal years beginning from January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020. However, Law No. 27,541 suspended the tax rate reduction planned for fiscal year 2020, keeping the rate at 30%.

On June 16, 2021, Act No. 27,630 was published in the BO, which modified the income tax rate effective for fiscal years starting as from January 1, 2021 inclusive. This modification provides for the application of a tiered rate scheme and, if applicable, a fixed tax according to the accumulated net taxable income tier: (i) for accumulated net income of up to $ 5 million, it establishes a 25% rate; (ii) for accumulated net income between $ 5 and $ 50 million, it establishes a fixed tax of $1.25 million plus a 30% rate over the surplus of $ 5 million; and (iii) for accumulated net income above $ 50 million, it establishes a fixed tax of $ 14.75 million plus a 35% rate over the surplus of $50 million. The accumulated net income amount will be adjusted yearly, as from January 1, 2022, taking into consideration the annual CPI variation published by the INDEC.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Effect of tax rate change in the deferred tax” under Income tax of the Consolidated Statement of Comprehensive Income (Note 10.6).

2.6.1.2 Tax on dividends

According to Law No. 27,430, the tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, are subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 would be subject to a 13% withholding.

However, due to the modifications introduced by Law No. 27,541 and Law No. 27,630, the 7% withholding rate remains unchanged for fiscal years beginning as from January 1, 2020.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.1.3 Tax inflation adjustment

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

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable taking into consideration the annual guideline established by Act No. 27,430 (see Note 10.6).

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and have been approved for issue by the Board of Directors dated March 10, 2022. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies.

Comparative figures related to impairment of financial assets losses (including gains or reversal of impairment losses, if applicable), calculated in accordance with the policy described in Note 4, have been disclosed pursuant to IAS 1, in Consolidated Statement of Comprehensive Income to keep the consistency in the presentation with the amounts of the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 3: (Continuation)

The Company has revised its earnings per share, basic and diluted, as of December 31, 2020 and 2019 as compared to the numbers included in the originally issued financial statements due to an immaterial error in the calculation of the weighted average amount of outstanding shares. The impact of these changes is detailed below:

	As of December 31, 2020		As of December 31, 2019
	Previously reported	As revised	Previously reported	As revised
Weighted average amount of outstanding shares	40	1,572	48	1,799

Basic and diluted earning per share from continued operations	3.30	0.08	12.38	0.33
Basic and diluted (loss) earning per share from discontinued operations	(12.48)	(0.32)	2.04	0.05
Basic and diluted (loss) earning per share	(9.18)	(0.23)	14.42	0.38

Additionally, other reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these consolidated Consolidated Financial Statements are explained below.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2021 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2021:

-	Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation” and IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases” (amended in August 2020).
-	IFRS 16 – “Leases” (amended in March 2021).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company
-	IFRS 17 - “Insurance Contracts”: issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 1 - “Presentation of financial statements”: amended in January, July 2020 and February 2021. It incorporates amendments to the classification of liabilities as current or non-current and information to be disclosed on accounting policies. Amendments are applicable to fiscal years starting on or after January 1, 2023, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.

-	IFRS 3 – “Business Combinations”: amended in October 2020. It incorporates references to the definitions of assets and liabilities of the new Conceptual Framework and clarifications associated with contingent assets and liabilities incurred separately from those taken on in a business combination. It applies to business combinations as from January 1, 2022, and allows for its early adoption.

-	Annual Improvements to IFRS Standards – 2018-2020 Cycle: amendments were issued in May 2020 and are applicable to annual periods starting as from January 1, 2022. Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 16 – “Property, Plant and Equipment”: amended in May 2020. It incorporates modifications on the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and the conditions necessary for it to be capable of operating in the manner intended. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”: amended in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 8 - “Accounting Policies”: amended in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.

-	IAS 12 - “Income Tax”: amended in May 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving riso to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3	Effects of changes in foreign exchange rates

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

4.3.3 Group entities’ translation into functional currency

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

4.4.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see Note 4.4.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

4.4.3 Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, according to IFRS 11 “Joint Arrangements”. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

4.4.3.1 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

4.4.3.2 Joint ventures

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost (see Note 4.4.4 below).

4.4.4 Equity Method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows: (i) goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is not amortised, and (ii) any excess of the net fair value over the cost is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss.

Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values in the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	5 years
Furniture, fittings and communication equipment:	5 - 20 years
Computer equipment and software:	3 years
Tools:	10 years
Gas Plant and Pipeline:	20 years

If appropriate, the depreciation method is reviewed and adjusted at the end of each year.

4.6.2 Asset retirement obligations and wind turbines decommissioning

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

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired on the date of acquisition.

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

Concession arrangements corresponding to hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on useful life, which corresponds to the life of each concession agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)
4.7.3	Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life under the cost model. They are recognized at acquisition cost less any accumulated impairment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.10	Financial assets

4.10.1	Classification

The Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value, and
(ii)	those that are subsequently measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics.

Gains and losses from financial assets measured at fair value, will be recorded in the Statement of Comprehensive Income or in the Statement of Other Comprehensive Income.

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

The conventional purchases and sales of financial assets are accounted for at settlement date. Financial assets are derecognized when contractual rights to the cash flows from the financial assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of ownership of the asset.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16	Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

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

4.16.2	Share premium

It includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.
4.16.3	Legal reserve

In accordance with the Argentine Commercial Companies General Law, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

Dividend distribution to Company shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

(ii)	Annual Variable Compensation, effective until 31 December 2020, granted to certain officers for the performance of technical and administrative duties amounting to 7% and 4% of the EBDA accrued until November 2020 and in December 2020, respectively (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of Petrolera Pampa S.A. ´s continuing business in Pampa. The Company recognized a provision (liability) and an expense for this EBDA Compensation estimated to pay based on the previously mentioned formula.
4.17.2	Compensations payable in shares

Stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares. The Company’s Board of Directors approved the market acquisition of own shares as a means of implementing the Plan (see Note 13.1).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the Consolidated Financial Statements based on assumptions and methods considered appropriate and taking into account the opinion of Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability, as of the date of the financial statements. The increase in the provision due to the passage of time is recognised within other financial results.

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

Contingent assets are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent assets, where the related inflows of economic benefits are estimated to be probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22	Revenue from contracts with customers
4.22.1	Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°440/21)

The Company recognizes revenues from i) power availability on a monthly basis as the different power plants are available to generate; ii) power generated in those hours of maximum technical requirement of the month; iii) energy generated and operated when the delivery of energy is effective, based on the price applicable depending on the technology of each plant and, in the case of thermal power plants, the application of the coefficient derived from the average usage factor over the last 12 months on the power capacity remuneration specified in the Resolution (see transitional measure in Note 2.1.2.3). Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i) when the products are dispatched and transported by and in charge of the client, or,

(ii) when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the products according to the sale contract, the acceptance provisions have expired, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognized based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 29 days, which is consistent with market practice.

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

The recognition of revenues associated with the Argentine Natural Gas Production Promotion Plan (see Note 2.2.2.1.2) falls within the scope of IAS 20 as it involves a compensation as a result of the maintenance or increase in the committed production volume.

Revenues from natural gas production or stimulus programs are disclosed under Other operating income in the consolidated statement of comprehensive income. Furthermore, the fiscal costs of the above-mentioned programs are disclosed under Other operating expenses in the consolidated statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)
4.23.2	Interest income

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized cost and financial assets at fair value through other comprehensive income are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

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

Deferred assets or liabilities are recognized on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541, are deferred and accounted for in subsequent fiscal periods (see Note 2.6.1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

Income tax rates prevailing at year-end in Argentina (see Note 2.6.1), Venezuela, Ecuador, Bolivia and Uruguay are 35%, 50%, 25%, 25% and 25%, respectively. Additionally, a 3% surcharge is added to Ecuador’s income tax when the company’s shareholder residing in Ecuador is an entity established in a jurisdiction considered a tax haven under Ecuadorian laws.

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

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

4.25	Leases

In leases where the Company is a lessee (Note 19.1), a right-of-use asset and a lease liability are recognized on the date on which the underlying asset is available for use by the Company.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

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

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership of the underlying asset are classified as financial leases (Note 20). Financial leases are recognized at the commencement date at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Each lease payment received is allocated between income receivable and financial income. Financial income is recognized as a profit or a loss over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. Property under financial leases is derecognized if there is reasonable certainty that the Company will transfer its ownership at the end of the lease term.

NOTE 5: GROUP STRUCTURE

5.1       Sale of controlling interest in Edenor

On December 28, 2020, the Company entered into with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Purchaser”) a share purchase agreement whereby it agreed to sell its controlling interest in Edenor through the transfer of all Class A shares representing 51% of the capital stock and voting rights of said company (the “Transaction”). On February 17, 2021, Pampa’s shareholders meeting was held and the Transaction was approved.

The sale of the stake in Edenor was part of the Company’s strategic plan aiming to focus investments on its core businesses: continuing expanding the installed capacity for the generation of electricity and the development of unconventional natural gas reserves, specifically, the investments necessary to reach the committed production under the GasAr Plan (see Note 2.2.2.1.2) and the closing to Combined Cycle at CTB (see Note 5.2.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The agreed sales price consisted of: (i) 21,876,856 Class B shares of Edenor representing 2.41% of the capital stock and voting rights of Edenor (the “Price in Kind”); (ii) US$ 95 million (the “Price in Cash”); and (iii) a contingent payment of 50% of the earnings resulting from a change in control of the Purchaser or Edenor (the “Contingent Payment”), in case this situation takes place within the first year after the Closing of the Transaction (“the Closing”), or the term during which the Price Balance (as defined in the following paragraph) is pending settlement, whichever is later.

On June 24, 2021, through Resolution No. 207/21, the ENRE approved the Transaction, whereas on June 30, 2021, after meeting the precedent conditions, the Transaction Closing took place, with the transfer of shares and the change of the controlling shareholder.

The Price in Kind was paid upon the execution of the share purchase agreement and the Price in Cash to be paid in 3 installments: (i) the first installment, in the amount of US$ 5 million, upon the execution of the share purchase agreement; (ii) the second installment, in the amount of US$ 50 million, was paid on the Closing date; and (iii) the third installment, in the amount of US$ 40 million, one year after the Closing date, except in cases of offsetting or prepayment (the “Price Balance”). The Price Balance will accrue interest at a 10% annual nominal fixed rate as from the Closing date, payable on a quarterly basis.

Within the previously described framework and pursuant to IFRS 5, and considering that the Transaction involved loss of control over the subsidiary, all Edenor’s assets and liabilities had been classified as held for sale as of December 31, 2020 and had been measured at the lower between its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for US$ 589 million, included together with the results corresponding the Distribution of energy segment under “Discontinued operations” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019.

The transaction did not include the transfer of Class B shares; therefore, the Company keeps a 4.1% stake in Edenor’s capital stock and voting rights, classified in Financial assets at fair value through profit and loss in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2021, 2020 and 2019

	12.31.2021	12.31.2020	12.31.2019
Revenue	493	1,085	1,502
Cost of sales	(398)	(926)	(1,225)
Gross profit	95	159	277

Selling expenses	(36)	(79)	(99)
Administrative expenses	(26)	(64)	(65)
Other operating income	21	29	19
Other operating expenses	(18)	(25)	(43)
Impairment reversal (Impairment) of property, plant and equipment	16	(589)	-
Impairment of financial assets	(11)	(50)	(23)
Agreement on the regularization of obligations	-	-	285
Operating (loss) income	41	(619)	351

Gain on monetary position, net	120	115	187
Finance income	-	1	11
Finance costs	(106)	(110)	(112)
Other financial results	8	(20)	(62)
Financial results, net	22	(14)	24
Profit (Loss) before income tax	63	(633)	375

Income tax	(138)	41	(178)
(Loss) profit of the year from discontinued operations	(75)	(592)	197

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans	-	1	-
Exchange differences on translation	34	(15)	(15)
Items that may be reclassified to profit or loss
Exchange differences on translation(1)	30	(19)	(13)
Other comprehensive income (loss) of the year from discontinued operations	64	(33)	(28)

Total comprehensive (loss) income of the year from discontinued operations	(11)	(625)	169

Total (loss) profit of the year from discontinued operations attributable to:
Owners of the company	(39)	(499)	98
Non - controlling interest	(36)	(93)	99
	(75)	(592)	197

Total comprehensive (loss) income of the year from discontinued operations attributable to:
Owners of the company	(9)	(517)	84
Non - controlling interest	(2)	(108)	85
	(11)	(625)	169

(1)	As of December 31, 2021, corresponds to the reclassification adjustment for exchange differences losses included in profit or loss on Edenor disposal. No exchange differences losses on translation were reconized during 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	1,185
Right-of-use assets	3
Financial assets at amortized cost	3
Trade and other receivables	1
Total non-current assets	1,192

Inventories	22
Financial assets at amortized cost	1
Financial assets at fair value through profit and loss	26
Trade and other receivables	176
Cash and cash equivalents	52
Total current assets	277
Assets classified as held for sale	1,469

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	29
Deferred revenue	17
Deferred tax liabilities	282
Defined benefit plans	9
Salaries and social security payable	4
Borrowings	98
Trade and other payables	81
Total non-current liabilities	520

CURRENT LIABILITIES
Provisions	4
Taxes payables	21
Defined benefit plans	1
Salaries and social security payable	44
Borrowings	2
Trade and other payables	429
Total current liabilities	501
Liabilities associated to assets classified as held for sale	1,021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2021	12.31.2020	12.31.2019

Net cash generated by operating activities	116	211	170
Net cash used in investing activities	(166)	(86)	(86)
Net cash used in financing activities	(7)	(73)	(85)

(Decrease) Increase in cash and cash equivalents	(57)	52	(1)

Cash and cash equivalents at the begining of the year	52	9	1
Effect of devaluation and inflation on cash and cash equivalents	5	(9)	9
(Decrease) Increase in cash and cash equivalents	(57)	52	(1)
Cash and cash equivalents at the end of the year	-	52	9

5.2       Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2021	12.31.2020
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U	Argentina	Generation	100.00%	100.00%
Edenor (1)	Argentina	Distribution of energy	-	57.12%
Enecor S.A.	Argentina	Transportation of electricity	70.00%	70.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Trenerec S.A.(2)	Ecuador	Investment	-	100.00%
Pampa Ecuador Inc. (3)	Ecuador	Investment	100.00%	-
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod	Venezuela	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%

(1)	Corresponds to effective ownership interest in Edenor after consider treasury shares As of December 31, 2020, this stake in Edenor is disclosed under assets classified as held for sale (See Note 5.1).
(2)	Liquidated.
(3)	See Note 5.2.4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)
5.2.2	Information about Investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	09.30.2021	1	(5)	62	28.50%
OCP	Investment	12.31.2021	100	(2)	126	30.06%
TGS (1)	Transport of gas	12.31.2021	7	204	1,174	3.677%

Joint ventures
CIESA (1)	Investment	12.31.2021	6	104	599	50.00%
Citelec (2)	Investment	12.31.2021	5	(7)	204	50.00%
CTB	Generation	12.31.2021	83	98	454	50.00%
Greenwind	Generation	12.31.2021	-	(3)	(10)	50.00%

(1)	The Company holds a direct and indirect interest of 3.677% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.

As of December 31, 2021, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 181.1 and US$ 4.44, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of US$ 206 million.

(2)	Through a 50% interest, the company jointly controls Citelec, a company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2021	12.31.2020
Disclosed in non-current assets
Associates
Refinor	22	19
OCP	24	2
TGS	52	25
Total associates	98	46
Joint ventures
CIESA	347	240
Citelec	102	85
CTB	227	178
Total joint ventures	676	503
Total associates and joint ventures	774	549
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(4)	(2)
Total joint ventures	(4)	(2)

(1)	The company receives financial assistance from partners.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2021	12.31.2020	12.31.2019
Associates
Refinor	(2)	(2)	(3)
OCP	18	(5)	21
TGS	7	1	1
Total associates	23	(6)	19

Joint ventures
CIESA	50	11	50
CTB	49	64	13
Citelec	(3)	13	19
Greenwind	(2)	3	-
Total joint ventures	94	91	82
Total associates and joint ventures	117	85	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2021	12.31.2020	12.31.2019
At the beginning of the year	547	507	403
Compensation	-	(5)	(16)
Dividends	-	(34)	(75)
Increases	17	3	108
Share of profit	117	85	101
Exchange differences	89	(9)	(14)
At the end of the year	770	547	507

5.2.3 Investment in CTB

On June 26,2019. the acquisition by CTB, a company co-controlled by YPF and Pampa, of CTEB's goodwill was perfected, which is located at the petrochemical complex of the town of Ensenada, Province of Buenos Aires, consists of two open-cycle gas turbines, and has a 567 MW installed capacity.

CTB will have to obtain the commissioning of the closing of the combined cycle within a term of 30 months as from August 22, 2019, thus increasing the installed power capacity to 847 MW.

Both the open and the closed cycle have effective power purchase agreements with CAMMESA under Resolution SE No. 220/07: the first one, entered into on March 26, 2009 and terminating on April 27, 2022, and the second one dated March 26, 2013 for a term of 10 years as from the commercial operation of the combined cycle.

CTEB will be managed and operated by Pampa and YPF on a rotational basis over 4-year periods. Pampa is responsible for managing CTEB’s operations until 2023. And YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for the closing of the combined cycle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.1 Financial Trust Agreement

As a result of the award of CTEB’s goodwill, certain amendments were made to the Enarsa-Barragán Financial Trust Agreement entered into between BICE Fideicomisos S.A. (Nación Fideicomisos S.A.’ continuing company), acting as Trustee, and CTB, in its capacity as Trustor substituting IEASA (former ENARSA) (the “Trust Agreement” or the “Trust”).

Under the Trust, on April 25, 2011 publicly traded Series B VRDs for a face value of 582,920,167 were issued. The Trust’s underlying flow is made up of the collection rights resulting from the Power Supply Agreements originally entered into between ENARSA (currently IEASA) and CAMMESA.

On June 26, 2019, CTB acquired 109,628,836 the outstanding Series B VRDs, which were canceled on August 22, 2019, according to CNV authorization dated October 24, 2019. Consequently, on October 31, 2019, the Trust Agreement was modified in order to include the new payment schedule effective as from such cancellation.

On October 16, 2020, made a partial early redemption of 275.053.045 VRDs for a total amount of US$ 130 million, applied to the payment of the amortization installments and deferred interest, also paying the interest accrued as of the redemption date plus accessory expenses. As a result of the redemption, CTB and the holders of 100% of the outstanding VRDs agreed on a modification to the VRDs payment schedule. The VRDs, were canceled on December 4, 2020. On April 13, 2021, an amendment to the Trust Agreement was executed to include the new payment schedule effective from the partial early redemption.

On December 17, 2021, CTB performed the total early redemption of 198.238.286 VRDs for a total amount of US$ 94 million. As of the issuance of these Consolidated Financial Statements, the VRDs are in the process of cancellation, and the Trust is in the process of liquidation.

5.2.3.2 Syndicated loan

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

On June 25, 2019, a CTB’s share pledge agreement in favor of the Lenders was executed. Additionally, on August 22, 2019, YPF and PACOGEN entered into an amendment to the pledge agreement to include VRD holders as beneficiaries. As a result of the total redemption of the VRDs, the only beneficiaries under the pledge on CTB’s shares are currently the Lenders.

CTB endorsed the insurance policy, which covers CTEB’s open cycle’s operating risk, so that secured creditors should be the recipients of any payment, compensation and/or damages under such policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Additionally, CTB and Citibank, N.A.’s Branch (incorporated in the Republic of Argentina), in its capacity as trustee and sole beneficiary of the lenders, executed a trust assignment security agreement, which includes the assignment of the collection rights assigned to the Trustor for up to 42% of the amount to be settled, which CTB is entitled to collect pursuant to the power purchase agreements, net of added-value tax. Due to the total redemption of the VRDs, collection rights assigned to the Lenders represent 100% of the amount to be settled under such supply agreements.

Finally, in order to coordinate the execution of the rights shared by the VRD holders and the Lenders under the Share Pledge Agreement and the endorsement of the policy, on August 22, 2019 BICE Fideicomisos S.A., in its capacity as Trustee under the Enarsa-Barragán Trust, executed with the Lenders an inter-creditor agreement that includes certain commitments regarding the exercise of its rights associated with the distribution of funds collected as a result of the possible execution of the guarantees shared by the VRD holders and the Lenders, and their interests in the payments to be made under such guarantees On December 20, 2021, the inter-creditor agreement was terminated due to the total redemption of the VRDs.

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

As of December 31, 2021, CTB has repaid at maturity the amount of US$ 95.6 million of the syndicated loan. After the closing of the fiscal year, CTB repaid US$ 6 million at maturity.

5.2.3.3 Granted guarantees

As regards the conclusion of the Enarsa-Barragán project and as stipulated in the contract, additionally to what has been described above the following guarantees have been granted:

(i)	Financial Trust: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the ENARSA-Barragán Financial Trust Agreement in case the closing to combined cycle’s commissioning is not achieved within 30 months as from the effective date of the seventh amendment to the agreement (plus, if applicable, the 3-month extension that may be granted by VRD holders). It is worth highlighting that, due to the total redemption of the VRDs, the securities granted to the VRD holders have terminated, having no force or effect.
(ii)	Syndicated loan: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the Syndicated Loan Agreement in case the combined cycle’s commissioning is not achieved within the term stipulated therein, extendable for a term of 3 months.

5.2.3.4 Issuance of Corporate Bonds

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve the creation of a global program of simple corporate bonds non-convertible into shares for up to US$ 200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On June 4, 2021, CTB issued: (i) Class 1 Corporate Bonds for a total amount of US$ 27.3 million, accruing interest at an annual fixed rate of 4% and maturing on June 4, 2023; and (ii) Class 2 Corporate Bonds for a total amount of 37,504,954 units of purchasing power (“UVAs”), adjustable by the Reference Stabilization Coefficient (CER), equivalent to $ 2,928 million, accruing interest at a fixed 4% rate and maturing on June 4, 2024.

Later, on August 18, 2021, CTB reopened (i) Class 1 Corporate Bonds for a total amount of US$ 15.6 million at an issue price of 101.7050%; and (ii) Class 2 Corporate Bonds for a total amount of 27.9 million UVAs at an initial value of $ 84.76 per UVA at an issue price of 100.82%.

Finally, on November 26, 2021, CTB issued Class 4 Corporate Bonds for a total amount of US$ 96 million, accruing interest at an annual 0% fixed rate and maturing on November 26, 2024.

Class 1, Class 2 and Class 4 Corporate Bonds are secured by a personal guarantee subject to a condition precedent and subsequently granted by YPF and Pampa.

As of the date of issuance of these Consolidated Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

5.2.3.5 Closing to combined cycle project

CTB’s closing to combined cycle commitment to increase its installed capacity from 567 MW to 847 MW has been affected from its beginning by the evolution of the measures associated with the COVID-19 pandemic. The stiffening of social lockdown measures from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 issued by the Buenos Aires Chief of the Cabinet of Ministers’ Office, as amended, CTB resumed the execution of construction works following their critical path from July 20, 2020.

Within this framework, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. entered into an addendum to the construction agreement within the framework of the restrictions imposed as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and works’ execution terms, and launching a new stage for the execution of the closing to combined cycle.

Although CTB is moving forward with the execution of the works, with a total investment anticipated at US$ 214 million, and estimates that the commercial commissioning of the steam turbine will take place in the third quarter of 2022, the evolution of the Argentine Government’s measures to contain the spread of COVID-19 in 2020 and 2021 has affected the works execution progress, delaying the term initially planned for commissioning and generating several instances of review in the schedule and the scope of the tasks necessary to complete the works, with the resulting increase in associated costs. Moreover, exchange and customs restrictions have impacted costs and terms for the supply of foreign equipment. The term and cost of the works may be affected again in the future as a result of the measures that may be imposed regarding the evolution of the country’s health situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.6 Impairment of non-financial assets

In the second quarter of 2021, the remuneration scheme for the energy sold in the spot market was modified by SE Resolution No. 440/21 published on May 19, 2021 (see Note 2.1), which impacted on the future income to be collected by CTB after the termination, in the year 2022, of the supply agreement with CAMMESA remunerating the units that are part of the open cycle. Additionally, the progress of works for CTB’s closing to combined cycle was affected, in 2020 and 2021, by the measures implemented to contain the spread of COVID-19, delaying the scheduled term for commissioning and increasing the costs associated with the completion of the project.

In view of these indications, CTB determined the estimation of the recoverable amount as of December 31, 2020 and 2021.

The methodology used in the estimation of the recoverable amount consisted of calculating the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the capital employed.

The projections used by CTB in the calculation of the recoverable amount as of December 31, 2021 take into consideration 2 scenarios that weigh: i) the entry into effect of the new supply agreement with CAMMESA for the combined cycle; ii) the price restructuring for the spot energy, which is adjusted for inflation on an annual basis; iii) the regularization of the financing term granted to CAMMESA in 2022/2023; and iv) a 10.39% WACC rate after taxes.

As of December 31, 2020, and 2021, CTB has not recorded any impairment losses as a result of the performed recoverability assessment

5.2.4 Investment in OCP

The Company, through PEB, has an equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

On December 5, 2018, the Company, through its subsidiary PEB, executed an agreement with Agip Oleoducto de Crudos Pesados BV (“AGIP”) for the purchase of shares representing 4.49% OCP’s capital stock and of the financial credit that AGIP held with respect to the subordinated debt issued by OCP, in consideration of a base price equivalent to US$ 1 (one U.S. dollar).

On June 20, 2019, after meeting all precedent conditions the transaction was subject to, including the authorization by the Ecuadorian Government, the transaction was closed and registered with the Shareholders’ Registry Book.

Subsequently, on August 12, 2021, the Company, through its subsidiary PEB, executed an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.) for US$ 5 million. Pampa Ecuador Inc. holds a 14.15 % equity interest in OCP Ltd.

The closing of the transaction involved the recognition of profits for US$ 25 million and US$ 17 million, respectively, under IAS 28. The following table details the consideration, the fair value of the acquired assets, and the profit recorded by the Company as of June 20. 2019 and August 12, 2021:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

	06.20.2019	08.12.2021
	in million US$
Acquisition cost (1)	(0.4)	(5.0)
Contingent consideration (2)	(0.1)	-
Total consideration	(0.5)	(5.0)
Share value of the interest in the fair value of associates’s identifiable assets and liabilities (3)	9.0	12.7
Financial credit with OCP	14.2	-
Dividends to be received	2.5	9.5
Assets fair value	25.7	22.2
Profit (4)	25.2	17.2

(1)	Including expenses paid by PEB to the Ecuadorian Government (Ministry of the Environment) of US$ 0.1 million for the granting of the authorization to transfer the shares held by AGIP and other advisory expenses related to the transaction in 2020.
(2)	Contingent consideration for reimbursement to AGIP, calculated by estimating the probability of collecting the financial receivable with OCP Ltd. before its maturity in 2021.
(3)	Calculated based on the present value of expected dividend flows.
(4)	Disclosed under “Share of profit from associates and joint ventures”.

Finally, as of June 20, 2019 and August 12, 2021, PEB recorded an impairment loss of US$ 6.7 million and an impairment reversal of US$ 1.6 million, respectively, on the interest in OCP, prior to the aforementioned acquisitions, in relation to the estimation of the present value of the future cash flows that were expected to be obtained through the collection of dividends considering the concession term and a discount rate of 15.30% and 15.09%, respectively.

5.2.4.1 Recoverable value of the investment

On April 8, 2020, a Force Majeure event occurred, consisting of the sinking and landslide as a result of an erosion process in the Río Quijos course in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On December 3, 2021, OCP declared the “Operational Urgency” due to an accelerated side erosion in the Rio Quijos, Piedra Fina sector, the boundary between the Napo and Sucumbíos provinces, Ecuador, which caused cracks in the Quito - Lago Agrio road and the subsequent destruction of a section. The applicable competent authorities were immediately notified that a temporary variant would be constructed to ensure the pipeline’s operational continuity and avoid an environmental incident. On December 8, 2021, OCP suspended crude oil pumping and ordered the complete draining of the pipeline at KP95+736. On December 11, 2021, OCP notified the Ministry of Energy and Non-Renewable Natural Resources of the occurrence of the Force Majeure event, and operations were restarted on December 31, 2021.

On January 28, 2022, a new Force Majeure event occurred due to a landslide causing the rupture of the “Oleoducto de Crudos Pesados” pipeline at KP96+526. OCP started the repairs and the cleanup and remediation works in the affected pipeline. The crude oil transportation service was restarted on February 7, 2022.

PEB has performed recoverable amount tests for its investment in OCP as of December 31, 2020 and 2021, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, the term extension due to the suspension of contractual obligations resulting from the detailed Force Majeure events and a discount rate of 15.01% and 17.12% for 2020 and 2021, respectively.

As of December 31, 2020, PEB recognized an impairment reversal of US$ 0.1 million, while no impairment loss was recorded as a result of the recoverability assessment performed as of December 31, 2021.

5.2.4.2 Contingent liabilities in OCP

Due to the Force Majeure event resulting from the described pipeline rupture at KP93 in 2020, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first and second instance by Orellana’s Provincial Court of Justice. As of the date of issuance of these Consolidated Financial Statements, the plaintiffs have filed a constitutional protection proceeding, which has been admitted to be heard by the Constitutional Court.

The Company's Management together with its legal advisors have classified an unfavorable ruling as remote, therefore, no provision has been recognized on this matter.

5.2.5	Investment in CITELEC

5.2.5.1 Service outage in the Argentine Electricity Grid (“SADI”)

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage. The outage was a result of the concurrence of multiple shortcomings within the SADI, some of them unrelated to the Transmission System operated and maintained by Transener.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

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

As a result of this event, on May 14, 2021, the ENRE, pursuant to Resolution No. 121/21, imposed a penalty on Transener for the previously described event, which does not significantly differ from the provision held by Transener under liabilities.

Moreover, the ENRE filed new charges against Transener on account of its liability for alleged breaches in this event. Transener rejected the charges alleging the illegality and irrationality of the filing of a new summary proceeding after the termination of the proceeding that imposed the applicable penalties. If this proceeding is resolved unfavorably for Transener, any penalty or other monetary fine may have an adverse impact on its results. As of the date of issuance of these Consolidated Financial Statements, there is uncertainty on the possible imposition of a penalty and its amount.

5.2.5.2 Financial loans

In the month of July, 2021, Transener signed a loan agreement with Banco de la Nación Argentina in the amount of $ 1,000 million, for a term of three years and at a BADLAR rate +8%, with the principal being amortized in monthly consecutive installments using the German system payable from August 2021, and which will be destined to working capital. In this respect, it is worth highlighting that, according to what has been timely requested by the bank, while the loan remains outstanding, Transener’s Board of Directors has committed not to make any proposal to the Shareholders’ Meeting regarding the release of Transener’s reserves for their distribution as dividends to shareholders or, in case there are negative results affecting reserves and while the loan remains outstanding, not to propose the distribution of earnings until reserves have been replenished up to current levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)
5.2.6	Investment in CIESA

Impairment of non-financial assets in TGS

Argentina’s main macroeconomic and business variables have deteriorated since August 2019. This situation worsened in 2020 due to the negative consequences of the COVID pandemic on the Argentine economic situation, which forced the Argentine Government to take a series of measures, even affecting the regulatory framework of the natural gas transportation segment. As a result, TGS has re-estimated the cash flows used in determining the recoverable value (value in use) of the CGUs in the Natural Gas Transportation segment and the Other Services segment. The value in use of property, plant and equipment is sensitive to the significant variation in the assumptions applied, including the determination of future tariffs by the Argentine Government in the natural gas transportation segment.

As of December 31, 2020, the recoverability assessment of the natural gas Transportation business’ CGU has resulted in the recognition of impairment losses for $ 4,700 million (before taxes). As of December 31, 2021, TGS has determined that it is not necessary to record an additional impairment charge or reverse the existing one.

5.3	Corporate reorganizations

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

In 2020, the Company’s Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies:

(i)	CPB; actual merger date: January 1, 2020.
(ii)	PACOGEN and PHA, establishing April 1, 2020 as the actual merger date, as from which the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust. Previously, on March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which represented 40% of CIESA’s capital stock and voting rights. Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect, with the Trustee maintaining such capacity, and the Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.
(iii)	PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP; actual merger date: October 1, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

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

These mergers were approved by the respective Extraordinary Shareholders’ Meetings. In the third quarter of 2021 and in January 2022, the CNV granted its administrative consent to the mergers, which were registered with the IGJ.

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

5.4.2 Oil and gas participation details

As of December 31, 2021, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)
		Participation			Duration Up To
Name	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	-	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	-	PAMPA	2053
El Mangrullo	Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	-	Tecpetrol	2027
El Tordillo	Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe	Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	Mendoza	22.51%	-	Pluspetrol	2036
Anticlinal Campamento (1)	Neuquén	15.00%	-	Oilstone	2026
Estación Fernández Oro (2)	Río Negro	15.00%	-	YPF	2026
Río Limay este (Ex Senillosa) (3)	Neuquén	85.00%	-	PAMPA	2040
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	-	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	-	YPF	2052
Los Blancos (ex Chirete)	Salta	50.00%	-	High Luck Group Limited	2045

Foreign (4)
Oritupano - Leona	Venezuela	-	22.00%	PDVSA	2025
Acema	Venezuela	-	34.49%	PDVSA	2025
La Concepción	Venezuela	-	36.00%	PDVSA	2025
Mata	Venezuela	-	34.49%	PDVSA	2025

Argentine exploration
Parva Negra Este (5)	Neuquén	42.50%	-	PAMPA	2019
Río Atuel (6)	Mendoza	33.33%	-	Petrolera El Trebol	2020
Borde del Limay (3)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices (3)	Neuquén	85.00%	-	PAMPA	2015
Las Tacanas Norte	Neuquén	90.00%	-	PAMPA	2023

(1)	Direct participation in 9 wells.
(2)	Direct participation in 13 wells.
(3)	In the process of being transferred to GyP
(4)	Corresponding to the following stakes (direct and indirect): 22% in Petroritupano S.A., 36% in Petrowayú S.A., 34.49% in Petroven-Bras S.A. and 34.49% in Petrokariña S.A (Venezuelan mixed companies) regulating the exploitation of the Oritupano Leona, La Concepción, Acema and Mata blocks, respectively, and incorporated as a result of the purchase of Petrobras Participaciones S.L.’s capital stock in July 2016, without obtaining the Venezuelan Government’s authorizations regarding the change of indirect control. The Company has expressed to the Venezuelan Government authorities its willingness to negotiate the transfer of its shares to Corporación Venezolana de Petróleo S.A.
(5)	In the process of requesting appraisal.
(6)	On November 26, 2021, Petrolera El Trébol and the Company requested the extension for the third exploration period, to the Mendoza Province, for a period of 1 year, beginning on December 18, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5	Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2021, 2020 and 2019:

	12.31.2021	12.31.2020	12.31.2019

At the beginning of the year	50	33	19
Increases	8	24	30
Transferred to development	(16)	(7)	(11)
Loss of the year	-	-	(5)
At the end of the year	42	50	33

Number of wells at the end of the year	10	12	9

NOTE 6: RISKS

6.1	Critical accounting estimates and judgments

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

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas prices, international petrochemical product’s price, the regulatory framework for the energy industry, the projected capital investments and the evolution of the energy demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.21, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and the decommissioning of wind turbines

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

6.1.5 Impairment of financial assets and other credits

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

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.9).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.9 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

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

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

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

In fiscal year 2021, the U.S. dollar recorded an approximate 22.1% increase against the Argentine peso, from $ 84.15 in December 2020 to $ 102.72 in December 2021, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2021 the Company recorded net foreign exchange gain in the amount of US$ 3 million. Taking into account the net active financial position in Argentine pesos as of December 31, 2021, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of US$ 7 million in the 2021 fiscal year’s income, before income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Group´s exposure to other foreign currency movements is not material.

6.2.1.1.2 Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because the current regulatory, economic and governmental policies in force, prevent oil and gas domestic prices to be directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2021	12.31.2020
Shares	15	4
Government securities	28	21
Corporate Bonds	2	-
Investment funds	4	9
Variation of the result of the year	49	34

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

As of December 31, 20201 just 7% of the indebtedness was subject to variable interest rates. Furthermore, 100% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at Libor rate plus an applicable spread. Regarding the replacement of the LIBOR reference interest rate effective from July 2023, the Company does not estimate any significant impacts on the current indebtedness subject to such reference rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2021	12.31.2020
Fixed interest rate:
Argentinian pesos	11	53
U.S dollar	1,318	1,318
Subtotal loans granted at a fixed interest rate	1,329	1,371

Floating interest rates:
Argentinian pesos	-	133
U.S dollar	87	82
Subtotal loans granted at a floating interest rate	87	215

Non interest accrued
Argentinian pesos	-	8
U.S dollar	22	20
Subtotal no interest accrued	22	28
Total borrowings	1,438	1,614

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2021 fiscal year's income, before income tax, of US$ 0.1 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2021, the Company’s short-term trade receivables totaled US$ 256 million. With the exception of CAMMESA, which represents approximately 35% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.4.

The expected credit loss on trade receivables and financial assets as of December 31, 2021, 2020 and 2019 amounts to US$ 1 million, US$ 12 million and US$ 1 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2021	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.06%	0.29%	2.08%	2.83%	4.67%	6.12%	6.24%	6.25%
Oil and Gas	0.04%	0.17%	0.77%	2.72%	6.88%	19.88%	21.97%	15.89%
Petrochemicals	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%
Holding	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%

12.31.2020	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.35%	1.11%	5.74%	9.78%	11.23%	19.77%	20.87%	22.71%
Oil and Gas	0.49%	0.72%	5.96%	16.21%	16.23%	17.74%	17.76%	17.79%
Petrochemicals	0.02%	0.06%	0.72%	2.26%	9.95%	23.84%	19.14%	36.92%
Holding	12.58%	0.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2019	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.10%	0.35%	1.99%	2.95%	4.03%	5.59%	9.79%	16.13%
Oil and Gas	0.53%	1.49%	9.45%	18.03%	18.50%	18.81%	18.90%	18.92%
Distribution of energy	3.00%	3.00%	8.00%	18.00%	20.00%	45.00%	72.00%	72.00%
Petrochemicals	0.39%	0.73%	6.88%	16.66%	25.32%	29.59%	30.97%	43.05%
Holding	1.85%	2.81%	6.84%	17.15%	26.77%	43.21%	49.89%	65.29%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Loss allowance evolution as of December 31, 2021, 2020 and 2019, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.45 million (decrease)/increase in 2019 fiscal year’s results, before income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

It should be noted that the Company operates in an economic context in which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

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

Furthermore, the restrictions imposed by the BCRA (see Note 2.6) with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate and other new restrictions which may be imposed in the future may affect the Company’s capacity to access the MLC to acquire the foreign currency necessary to meet its financial obligations, such as debt principal and interest payments (including the CBs debt), and other additional payments abroad, or otherwise affect the Company’s business and the results of its operations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2021 and 2020 is detailed below:

	12.31.2021	12.31.2020

Current assets	1,125	948
Current liabilities	342	448

Index	3.29	2.12

The following table includes an analysis of the Company trade receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2021	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	256	178	56
Three months to one year	-	4	102
One to two years	-	5	557
Two to five years	-	3	256
More than five years	-	4	1,025
Total	256	194	1,996

As of December 31, 2020	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	244	114	82
Three months to one year	3	2	228
One to two years	-	7	111
Two to five years	-	3	645
More than five years	-	6	1,145
Total	247	132	2,211

(1)	Includes Lease Liabilities (see Note 19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.3       Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

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

Financial leverage ratios as at December 31, 2021 and 2020 were as follows:

	12.31.2021	12.31.2020
Total borrowings	1,438	1,614
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(568)	(466)
Net debt	870	1,148
Total capital	2,655	2,576
Leverage ratio	32.77%	44.57%

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía II and III wind farms.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of December 31, 2021, 2020 and 2019, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct interest in PACOSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	656	-	340	490	22	-	1,508
Intersegment revenue	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(289)	(424)	-	113	(955)
Gross profit	301	-	164	66	22	-	553

Selling expenses	(2)	-	(18)	(13)	-	-	(33)
Administrative expenses	(31)	-	(46)	(4)	(18)	-	(99)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets and inventories	(2)	-	-	(2)	-	-	(4)
Impairment of financial assets	-	-	-	-	(2)	-	(2)
Share of profit from associates and joint ventures	47	-	-	-	70	-	117
Operating income	350	-	130	45	54	-	579

Finance income	4	-	3	-	4	(1)	10
Finance costs	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)
Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)
Profit for the year from continuing operations	219	-	22	28	44	-	313
Loss for the year from discontinued operations	-	(75)	-	-	-	-	(75)
Profit (loss) for the year	219	(75)	22	28	44	-	238

Depreciation and amortization	88	-	114	3	-	-	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the company	218	(39)	22	28	44	-	273
Non - controlling interest	1	(36)	-	-	-	-	(35)

Consolidated statement of financial position as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861
Liabilities	525	-	1,324	166	264	(209)	2,070

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659

Additional consolidated information as of December 31, 2021
Increases in property, plant and equipment, intangibles assets and right-of-use assets	39	-	213	6	6	-	264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	559	-	227	267	20	-	1,073
Intersegment revenue	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)
Gross profit	305	-	51	34	20	-	410

Selling expenses	(2)	-	(15)	(9)	-	-	(26)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	35	-	9	-	7	-	51
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of property, plant and equipment, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Impairment of financial assets	-	-	(13)	1	3	-	(9)
Share of profit from joint ventures and associates	67	-	-	-	18	-	85
Operating income (loss)	241	-	(27)	6	23	-	243

Finance income	3	-	7	-	1	(2)	9
Finance costs	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)
Profit (loss) before income tax	172	-	(76)	8	55	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)
Profit (loss) for the year from continuing operations	139	-	(53)	6	32	-	124
Loss for the year from discontinued operations	-	(592)	-	-	-	-	(592)
Profit (loss) for the year	139	(592)	(53)	6	32	-	(468)

Depreciation and amortization	95	81	108	2	-	-	286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the company	147	(499)	(53)	6	32	-	(367)
Non - controlling interest	(8)	(93)	-	-	-	-	(101)

Consolidated statement of financial position as of December 31,2020
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

Net book values of property, plant and equipment	1,015	-	543	19	33	-	1,610

Additional consolidated information as of December 31, 2020
Increases in property, plant and equipment, intangible assets and right-of-use assets	61	135	41	3	2	-	242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	819	-	178	323	20	-	1,340
Intersegment revenue	-	-	270	-	-	(270)	-
Cost of sales	(470)	-	(313)	(298)	-	270	(811)
Gross profit	349	-	135	25	20	-	529

Selling expenses	(3)	-	(14)	(9)	(2)	-	(28)
Administrative expenses	(32)	-	(47)	(4)	(22)	-	(105)
Exploration expenses	-	-	(9)	-	-	-	(9)
Other operating income	58	-	4	3	12	-	77
Other operating expenses	(11)	-	(11)	(9)	(12)	-	(43)
Impairment of property, plant and equipment	(52)	-	(10)	-	-	-	(62)
Impairment of financial assets	-	-	3	-	(1)	-	2
Share of profit from joint ventures and associates	13	-	21	-	67	-	101
Operating income	322	-	72	6	62	-	462

Finance income	2	-	17	-	5	(1)	23
Finance costs	(82)	-	(94)	(8)	(4)	1	(187)
Other financial results	86	-	89	18	(18)	-	175
Financial results, net	6	-	12	10	(17)	-	11
Profit before income tax	328	-	84	16	45	-	473

Income tax	(80)	-	(16)	(5)	231	-	130
Profit for the year from continuing operations	248	-	68	11	276	-	603
Profit for the year from discontinued operations	-	197	-	-	-	-	197
Profit for the year	248	197	68	11	276	-	800

Depreciation and amortization	71	79	112	1	-	-	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the company	239	98	68	11	276	-	692
Non - controlling interest	9	99	-	-	-	-	108

Consolidated statement of financial position as of December 31, 2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507

Additional consolidated information as of December 31, 2019
Increases in property, plant and equipment, intangible assets and right-of-use assets	240	173	191	4	3	-	611

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2021	12.31.2020	12.31.2019

Energy sales to the Spot Market (1)	167	179	249
Energy sales by supply contracts	380	323	285
Fuel supply	104	54	282
Other sales	5	3	3
Generation sales subtotal	656	559	819

Oil, gas and liquid sales	330	217	171
Other sales	10	10	7
Oil and gas sales subtotal	340	227	178

Petrochemicals products	490	267	323
Petrochemicals sales subtotal	490	267	323

Technical assistance services and administartion sales	22	20	20
Holding and others subtotal	22	20	20
Total revenue	1,508	1,073	1,340

(1)	As of December 31, 2019, includes US$ 5.9 million related to the agreement for the regularization and settlement of receivables executed with the WEM on August 5, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2021	12.31.2020	12.31.2019
Inventories at the beginning of the year	116	153	137

Plus: Charges for the year
Purchases of inventories, energy and gas	433	153	353
Salaries and social security charges	59	51	57
Benefits to employees	13	11	9
Accrual of defined benefit plans	4	4	4
Works contracts, fees and compensation for services	68	55	60
Depreciation of property, plant and equipment	194	194	171
Intangible assets amortization	1	5	6
Right-of-use assets amortization	5	1	2
Transport of energy	6	5	4
Transportation and freights	22	20	22
Consumption of materials	26	17	21
Penalties	2	-	1
Maintenance	52	26	27
Canons and royalties	65	42	59
Environmental control	4	4	3
Rental and insurance	27	23	21
Surveillance and security	3	2	6
Taxes, rates and contributions	4	3	4
Other	6	2	(4)
Subtotal	994	618	826

Gain on monetary position	-	8	1

Less: Inventories at the end of the year	(155)	(116)	(153)
Total cost of sales	955	663	811

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2021	12.31.2020	12.31.2019
Salaries and social security charges	3	3	5
Benefits to employees	-	-	1
Fees and compensation for services	3	3	2
Compensation agreements	-	1	(1)
Taxes, rates and contributions	11	8	10
Transport	14	9	9
Other	2	2	2
Total selling expenses	33	26	28

10.2    Administrative expenses

	12.31.2021	12.31.2020	12.31.2019
Salaries and social security charges	34	34	38
Benefits to employees	5	4	8
Accrual of defined benefit plans	7	7	7
Fees and compensation for services	32	26	29
Compensation agreements	2	-	-
Directors' and Syndicates' fees	6	7	9
Depreciation of property, plant and equipment	5	5	7
Consumption of materials	-	-	1
Maintenance	2	1	1
Transport and per diem	1	1	1
Rental and insurance	1	1	1
Surveillance and security	-	1	-
Taxes, rates and contributions	2	2	1
Communications	1	1	2
Other	1	3	-
Total administrative expenses	99	93	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3    Exploration expenses

	12.31.2021	12.31.2020	12.31.2019
Geological and geophysical expenses	-	-	4
Decrease in unproductive wells	-	-	5
Total exploration expenses	-	-	9

10.4      Other operating income and expenses

	12.31.2021	12.31.2020	12.31.2019
Other operating income
Insurrance recovery	3	3	4
Services to third parties	2	4	8
Profit from property, plant and equipment sale	1	1	-
Result from the sale of intangible assets	2	-	-
Dividends received	-	1	1
Reversal of contingencies	13	2	1
Recovery of tax charges	2	-	-
Contractual penalty	-	7	-
Commercial interests	27	30	52
Argentine Natural Gas Production Promotion Plan	51	-	-
Other	4	3	11
Total other operating income	105	51	77

Other operating expenses
Provision for contingencies	(16)	(7)	(5)
Provision for environmental remediation	(15)	-	-
Decrease in property, plant and equipment	-	(1)	-
Impairment on tax credits	-	-	(4)
Tax on bank transactions	(13)	(11)	(16)
Donations and contributions	(2)	(3)	(2)
Institutional promotion	(3)	(2)	(2)
Royalties of Argentine Natural Gas Production Promotion Plan	(5)	-	-
Other	(4)	(12)	(14)
Total other operating expenses	(58)	(36)	(43)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5  Financial results

	12.31.2021	12.31.2020	12.31.2019
Finance income
Financial interest (1)	-	1	11
Other interest	10	8	12
Total finance income	10	9	23

Finance cost
Financial interest (2)	(137)	(164)	(165)
Commercial interest	-	-	(2)
Fiscal interest	(38)	(3)	(6)
Other interest	(3)	(3)	(10)
Bank and other financial expenses	(7)	(7)	(4)
Total finance cost	(185)	(177)	(187)

Other financial results
Foreign currency exchange difference, net	3	14	(6)
Changes in the fair value of financial instruments	(15)	30	88
(Losses) Gains from present value measurement (1)	(1)	2	55
Results for the repurchase of corporate bonds	-	38	25
Other financial results	(1)	-	13
Total other financial results	(14)	84	175

Total financial results, net	(189)	(84)	11

(1)	As of December 31, 2019, includes US$ 2 million and US$ 69.1 million related to the agreement for the regularization and settlement of receivables executed with the WEM on August 5, 2019, recorded under financial interest income and gains from present value measurement, respectively.
(2)	Net of US$ 10 million and US$ 17 million capitalized in property, plant and equipment for the years ended December 31, 2020 and 2019, respectively.

10.6  Income tax

The breakdown of income tax charge is:

	12.31.2021	12.31.2020	12.31.2019
Current tax	67	13	22
Deferred tax	10	22	(186)
Optional tax revaluation payment	-	-	34
Total income tax - loss (income)	77	35	(130)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2021	12.31.2020	12.31.2019
Profit before income tax	390	159	473
Current tax rate	35%	30%	30%
Result at the tax rate	138	48	142
Share of profit from associates and joint ventures	(40)	(26)	(25)
Non-taxable results	(1)	(5)	(38)
Effects of exchange differences and other results associated with the valuation of the currency, net	79	88	93
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(269)	(156)	(202)
Optional tax revaluation payment	-	-	34
Special tax, revaluation of property, plant and equipment (1)	-	-	(169)
Effect of tax rate change in deferred tax	(6)	19	37
Adjustment effect for tax inflation	169	74	82
Unrecognized deferred assets	4	-	-
Difference in the estimate of previous fiscal year income tax and the income tax statement	1	(7)	(86)
Non-deductible cost	3	-	-
Other	(1)	-	2
Total income tax - loss (income)	77	35	(130)

(1)	Relates to Pampa and CPB’s option to adhere, on March 27, 2019, to the optional tax revaluation regime under Title X of Law No. 27,430 on their existing assets as of December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment
	Original values
Type of good	At the beginning	Increases (1)	Impairment	Transfers	Decreases	Traslation effect	Reclasification to assets clasified as held for sales	At the end

Land	14	-	-	-	-	-	-	14
Buildings	138	-	-	2	-	-	-	140
Equipment and machinery	1,363	17	-	78	-	-	-	1,458
Wells	764	11	-	96	(4)	-	-	867
Mining property	253	-	-	-	-	-	-	253
Vehicles	8	-	-	-	-	-	-	8
Furniture and fixtures and software equipment	52	1	-	3	(1)	-	-	55
Communication equipments	3	-	-	-	-	-	-	3
Materials, spare and tools	31	19	-	(20)	-	-	-	30
Petrochemical industrial complex	17	-	-	6	-	-	-	23
Work in progress	133	153	-	(151)	-	-	-	135
Advances to suppliers	14	52	-	(14)	-	-	-	52
Other goods	2	-	-	-	-	-	-	2
Total at 12.31.2021	2,792	253	-	-	(5)	-	-	3,040
Total at 12.31.2020	5,234	239	(403)	-	(11)	(70)	(2,197)	2,792

(1)	Includes US$ 10 million corresponding to capitalized financial costs for 2020. There are no capitalized financial costs in the fiscal year ended December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Impairment	For the year (1)	Traslation effect	Reclasification to assets clasified as held for sales	At the end	At 12.31.2021	At 12.31.2020

Land	-	-	-	-	-	-	-	14	14
Buildings	(61)	-	-	(7)	-	-	(68)	72	77
Equipment and machinery	(437)	-	-	(99)	-	-	(536)	922	926
Wells	(460)	-	-	(72)	-	-	(532)	335	304
Mining property	(161)	-	-	(13)	-	-	(174)	79	92
Vehicles	(6)	-	-	(1)	-	-	(7)	1	2
Furniture and fixtures and software equipment	(44)	-	-	(4)	-	-	(48)	7	8
Communication equipments	(1)	-	-	-	-	-	(1)	2	2
Materials, spare and tools	(3)	-	-	-	-	-	(3)	27	28
Petrochemical industrial complex	(9)	-	-	(3)	-	-	(12)	11	8
Work in progress	-	-	-	-	-	-	-	135	133
Advances to suppliers	-	-	-	-	-	-	-	52	14
Other goods	-	-	-	-	-	-	-	2	2
Total at 12.31.2021	(1,182)	-	-	(199)	-	-	(1,381)	1,659
Total at 12.31.2020	(1,727)	3	85	(276)	21	712	(1,182)		1,610

(1)	Includes US$ 77 million corresponding to discontinued operations for 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Power Generation segment, spot market prices were affected by the change in currency of the whole remuneration scheme as from February 1, 2020 and the suspension of the automatic price adjustment mechanism.

In May 2021, SE Resolution No. 440/21 provided for a 29% increase in the remuneration as from February 1, 2021 and repealed definitely the application of the automatic adjustment mechanism (see Note 2.1). It is worth highlighting that the most significant share of revenues in the Power Generation segment comes from energy remunerated under a differential scheme (that is, sale contracts with large users within the MATER, Energía Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulations.

In view of the above-mentioned indications, the Company determined the recoverable value of the CGUs that make up the Power Generation segment as of December 31, 2020 and June 30, 2021. As of December 31, 2021, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessments.

In the Oil and Gas segment, the market for gas, a product which represents approximately 90% of our hydrocarbon production the lockdown measures to prevent the spread of COVID-19 caused a decrease in the SADI’s electricity generation, which resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA which, added to the decrease in the non-essential industrial demand, exacerbated oversupply in the summer months and led to lower tendered gas prices and decreases in domestic gas production. The above-mentioned lockdown measures also greatly affected the demand for oil, which experienced a collapse in sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity.

In view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGUs making up the Oil & Gas segment as of December 31, 2020. As of December 31, 2021, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessment.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

11.1.1.1 Generation segment

As of June 30, 2021, the value of the assets in the Power Generation segment does not exceed its recoverable amount.

The projections used in the calculation of the recoverable amount of the CGUs of the Power Generation segment as of June 30, 2021 take into consideration 2 scenarios that weigh: i) the annual price update, ranging between 80% and 100% compared to the annual inflation; ii) the regularization of the financing term granted to CAMMESA in 2022/2023 and iii) a 10.3% WACC rate after taxes.

Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of price updates for energy; and ii) the date of regularization of the financing term granted to CAMMESA. Even though this variation has been taken into consideration when weighing the scenarios, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

As of December 31, 2020, the assessment of recoverability, determined through the value in use of the Güemes and Piedra Buena thermal power plants and the Pichi Picun Leufú, Diamante and Nihuiles hydroelectric power plants, with revenues fully generated in the spot market, and the Loma de la lata and Piquirenda thermal power plants, with revenues generated in the spot market as from the termination of the contracts in 2021, which make up the Power Generation segment, resulted in the recognition of impairment losses for US$ 110 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1.2 Oil & Gas segment

As of December 31, 2020, the recoverability of the assets in the Oil and Gas segment was assessed through the determination of their value in use and no losses were recognized.

The key assumptions used in the calculation of the recoverable amount as of December 31, 2020 considered in the case of gas: i) Years 2021 through 2024: sale of gas volumes at an annual average price of 3.46 US$/MBTU; ii) Year 2025 onwards: the break-even price is reached, consistent with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, an average price of US$ 65 was considered for the Brent barrel (reference price for the Company) until 2026 inclusive, as well as a gradual increase until reaching an average price of US$ 73 in 2030. The after tax WACC discount rate is 13.1%.

Finally, it is important to highlight that as of December 31, 2021 and 2020, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

11.2	Intangible assets

	Original values
Type of good	At the beginning	Increases	Impairment(1)	Decreases	Traslate Effect	Reclasification to assets clasified as held for sales
							At the end

Concession agreements	20	-	(18)	-	-	-	2
Goodwill	35	-	-	-	-	-	35
Intangibles identified in acquisitions of companies	7	-	-	-	-	-	7
Other	-	4	-	(4)	-	-	-
Total at 12.31.2021	62	4	(18)	(4)	-	-	44
Total at 12.31.2020	312	-	(147)	-	(3)	(100)	62

	Depreciation
Type of good	At the beginning	Impairment(1)	For the year(2)	Reclasification to assets clasified as held for sales	At the end

Concession agreements	(18)	16	-	-	(2)
Intangibles identified in acquisitions of companies	(3)	-	(1)	-	(4)
Total at 12.31.2021	(21)	16	(1)	-	(6)
Total at 12.31.2020	(161)	129	(5)	16	(21)

	Net book values
Type of good	At 12.31.2021	At 12.31.2020

Concession agreements	-	2
Goodwill	35	35
Intangibles identified in acquisitions of companies	3	4
Total at 12.31.2021	38
Total at 12.31.2020		41

(1)	Considering the assumptions detailed in Note 11.1, the assessment of recoverability for the Power Generation segment, resulted in the recognition of impairment losses for the Diamante hydroelectric power plant in an amount of US$ 2 million in 2021, and the recognition of impairment losses for the Diamante and Nihuiles hydroelectric power plants in an amount of US$ 18 million in 2020
(2)	It includes US$ 1 million corresponding to Discontinued operations for fiscal year 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3	Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2020	Profit (loss) (1)	12.31.2021
Tax loss carryforwards	126	(113)	13
Property, plant and equipment	-	80	80
Intangible assets	3	(3)	-
Financial assets at fair value through profit and loss	-	3	3
Trade and other receivables	6	(1)	5
Provisions	28	29	57
Salaries and social security payable	3	(3)	-
Defined benefit plans	5	4	9
Trade and other payables	3	(3)	-
Adjustment for tax inflation	4	(4)	-
Deferred tax asset	178	(11)	167
Property, plant and equipment	(13)	13	-
Intangible assets	(11)	(2)	(13)
Investments in companies	(25)	14	(11)
Inventory	(6)	(4)	(10)
Financial assets at fair value through profit and loss	(4)	(10)	(14)
Trade and other receivables	(7)	(24)	(31)
Taxes payables	(3)	-	(3)
Adjustment for tax inflation	(2)	1	(1)
Deferred tax liabilities	(71)	(12)	(83)
Deferred tax asset, net	107	(23)	84

(1)	Includes US$ 13 million corresponding to discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2019	Profit (loss) (1)	Gain on monetary position, net	Reclasification to assets clasified as held	Other reclasifications	12.31.2020
Tax loss carryforwards	111	18	-	(3)	-	126
Intangible assets	-	3	-	-	-	3
Trade and other receivables	13	9	-	(16)	-	6
Trade and other payables	13	(2)	-	(8)	-	3
Salaries and social security payable	2	4	-	(3)	-	3
Defined benefit plans	7	(1)	-	(1)	-	5
Provisions	39	(1)	-	(10)	-	28
Adjustment for tax inflation	8	(4)	-	-	-	4
Deferred tax asset	193	26	-	(41)	-	178

Property, plant and equipment	(384)	90	10	271	-	(13)
Adjustment for tax inflation	(99)	(81)	1	41	136	(2)
Investments in companies	(8)	(17)	-	-	-	(25)
Intangible assets	(13)	2	-	-	-	(11)
Inventory	(10)	(1)	-	5	-	(6)
Trade and other receivables	(4)	(3)	-	-	-	(7)
Financial assets at fair value through profit and loss	(11)	3	-	4	-	(4)
Taxes payable	(4)	1	-	-	-	(3)
Deferred tax liabilities	(533)	(6)	11	321	136	(71)
Deferred tax asset (liabilities), net	(340)	20	11	280	136	107

(1)	Includes (US$ 42) million corresponding to discontinued operations.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority.

Tax losses generated in fiscal year 2021 amount to $ 36 million base. As of December 31, 2021, tax loss carryforwards have been recognized for $13 million that can be offset with tax profits until fiscal year 2026, in accordance with current tax laws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4	Inventories

	12.31.2021	12.31.2020
Current
Materials and spare parts	87	79
Advances to suppliers	8	3
In process and finished products	60	34
Total	155	116

11.5	Provisions

	12.31.2021	12.31.2020
Non-Current
Provisions for contingencies	106	91
Asset retirement obligation and decommisioning of wind turbines	19	19
Environmental remediation	15	1
Other provisions	1	-
Total Non-Current	141	111

Current
Provisions for contingencies	-	12
Asset retirement obligation and decommisioning of wind turbines	2	2
Environmental remediation	3	2
Total Current	5	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2021
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	103	21	3
Increases	16	3	15
Decreases	-	(1)	-
Reversal of unused amounts (1)	(13)	(2)	-
At the end of the year	106	21	18

(1)	Includes recovery of US$ 12.5 million related to waive the timely granted dispatch of the PEPE IV Wind Farm (see Note 2.1.2.3).

	12.31.2020
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	139	22	3
Increases	21	2	-
Decreases	(1)	-	-
Gain on monetary position, net	(15)	-	-
Reversal of unused amounts	(8)	(3)	-
Reclasification liabilities associated to assets classified as held for sale	(33)	-	-
At the end of the year	103	21	3

	12.31.2019
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	142	22	5
Increases	41	3	-
Decreases	(10)	-	(2)
Exchange differences	(4)	-	-
Reversal of unused amounts	(13)	(3)	-
Gain on monetary position, net	(17)	-	-
At the end of the year	139	22	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)
11.5.1	Provision for Environmental remediation

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

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. Even though the province answered the complaint in the month of March 2021, the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. During 2021, regarding these claims and based on the progress of the ongoing negotiations, the Company recorded provisions for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.2	Asset retirement obligations and wind turbines decommissioning

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2021, the Company has recorded provisions for US$ 100 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras in 2008-2014. The Treasury’s position involves a higher export duty rate.

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration is conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 30, 2021, POSA filed its claim memorial, and on September 15, 2021, the Company submitted its answer to the claim memorial and counterclaim. On December 15, 2021, POSA submitted its answer to the counterclaim. Currently the proceedings are suspended by the Court, at the request of the parties, and for a period of 45 days from February 7, 2022.

-	The Company filed an international arbitration claim against Petrobras International Braspetro B.V. (“PIB BV”) on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration is held under the ICC Arbitration Rules; the applicable law is the one of the State of New York, and the seat of arbitration is New York. On April 29, 2021, the Company filed its claim memorial and PIB BV submitted its counter-memorial and counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On July 7, 2021, the Company and PIB BV submitted their respective answers. On November 5, 2021, the Company and PIB BV submitted their replications, and on December 20, 2021, their rejoinders to the complaints. Currently the proceedings are suspended by the Court, at the request of the parties, and for a period of 45 days from February 1, 2022.

Additionally, the Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2021, amount to US$ 6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6	Income tax and minimum notional income tax liability
	12.31.2021	12.31.2020
Non-current
Income tax	158	131
Minimum notional income tax	30	-
Total non-current	188	131

Current
Income tax, net of witholdings and advances	20	11
Total current	20	11

Income tax liability

The cumulative CPI variation over the 36 months prior to December 31, 2021 has exceeded the 100% condition established by Law No. 27,430; therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision. Likewise, as of December 31, 2020 and 2019, the cumulative variation in the CPI has exceeded the 15% and 30% condition set for the third and second transition years pursuant to Law No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the cases where, on account of being irregular fiscal years, the mentioned legal parameter has not been exceeded for each of the annual periods.

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2021, the companies hold a provision for the additional income tax liabilities which should have been assessed for the reasons mentioned above. The provision for the period, including compensatory interest, is disclosed under “Non-current income tax liabilities”.

Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the Court declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Notional Income Tax is not considered to be computable as an Income Tax advance payment.

11.7	Tax liabilities

	12.31.2021	12.31.2020
Non-current
Sales tax	-	2
Total non-current	-	2

Current
Value added tax	4	12
Personal assets tax provision	2	1
Payment plans	-	1
Tax withholdings to be deposited	6	2
Royalties	9	4
Extraordinary Canon	-	16
Other	2	-
Total current	23	36

11.8	Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below.

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

As of December 31, 2021, 2020 and 2019, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2021
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	25	(4)	21
Items classified in profit or loss
Current services cost	1	-	1
Cost for interest	13	(3)	10
Items classified in other comprehensive income
Actuarial losses	1	2	3
Benefit payments	(2)	-	(2)
(Gain) Loss on net monetary position, net	(5)	1	(4)
At the end	33	(4)	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	36	(5)	31
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	16	(2)	14
Items classified in other comprehensive income
Actuarial (gains) losses	(3)	1	(2)
Benefit payments	(2)	-	(2)
Reclasification liabilities associated to assets classified as held for sale	(10)	-	(10)
(Gain) Loss on net monetary position, net	(15)	2	(13)
At the end	25	(4)	21

	12.31.2019
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	40	(5)	35
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	15	(2)	13
Items classified in other comprehensive income
Actuarial (gains) losses	(2)	-	(2)
Benefit payments	(2)	-	(2)
(Gain) Loss on net monetary position, net	(18)	2	(16)
At the end	36	(5)	31

As of December 31, 2021, 2020 and 2019, the breakdown of net liabilities per type of plan is as follows: a) US$ 15 million, US$ 12 million and US$ 21 million correspond to the Pension and Retirement Benefits Plan and b) US$ 14 million, US$ 9 million and US$ 10 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

12.31.2021
Less than one year	5
One to two years	3
Two to three years	3
Three to four years	3
Four to five years	3
Six to ten years	12

Significant actuarial assumptions used were as follows:

	12.31.2021	12.31.2020	12.31.2019
Discount rate	5%	4%	5%
Salaries increase	1%	1%	1%
Average inflation	54%	46%	27%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2021
Discount rate: 4%
Obligation	36
Variation	3
10%

Discount rate: 6%
Obligation	31
Variation	(2)
(8%)

Salaries increase: 0%
Obligation	32
Variation	(1)
(3%)

Salaries increase: 2%
Obligation	34
Variation	1
4%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9	Salaries and social security payable
	12.31.2021	12.31.2020
Current
Salaries and social security contributions	4	3
Provision for vacations	7	7
Provision for gratifications and annual bonus for efficiency	17	13
Total current	28	23

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1    Financial assets at amortized cost

	12.31.2021	12.31.2020
Non-current
Term deposit	100	100
Other	5	-
Total non-current	105	100
Current
Public securities (1)	-	25
Other	5	-
Total current	5	25

(1)	Received in accordance with the mechanism set forth by SE Resolution No. 54/19 for the settlement of receivables under Natural Gas Surplus Injection Promotion Programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2    Financial assets at fair value through profit and loss

	12.31.2021	12.31.2020
Non-current
Shares	29	11
Total non-current	29	11

Current
Government securities	278	204
Corporate bonds	19	-
Shares	120	29
Investment funds	41	92
Total current	458	325

12.3    Trade and other receivables

	Note	12.31.2021	12.31.2020
Non-Current
Related parties	16	23	29
Tax credits		9	5
Prepaid expenses		1	-
Financial credits		-	7
Other		1	2
Other receivables, net		34	43

Total non-current		34	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	12.31.2021	12.31.2020
Current
Receivables from MAT		24	15
CAMMESA		89	178
Receivables from oil and gas sales		69	23
Receivables from petrochemistry sales		71	39
Related parties	16	7	4
Other		5	4
Impairment of trade receivables		(9)	(16)
Trade receivables, net		256	247

Current
Related parties	16	8	41
Tax credits		5	5
Receivables for complementary activities		2	5
Prepaid expenses		10	4
Financial credit		10	4
Guarantee deposits		30	3
Contractual penalty to collect		-	3
Insurance to recover		1	6
Expenses to be recovered		-	7
Credits for the sale of subsidiary		41	-
Credit for sale of financial instruments		6	-
Argentine Natural Gas Production Promotion Plan		14	-
Other		14	16
Other receivables, net		141	94

Total current		397	341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the impairment of trade receivables are as follows:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning	###	16	68	34
Impairment (1)		1	63	58
Utilizations		-	(7)	(13)
Reversal of unused amounts		(6)	(3)	(2)
Net foreign currency exchange differences		(2)	(2)	(1)
Gain on monetary position, net		-	(28)	(8)
Reclasification to assets clasified as held for sales		-	(75)	-
At the end of the year		9	16	68

(1)	It includes US$ 26 million and US$ 23 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively. As of December 31, 2020, includes US$ 13 million corresponding to the receivable impairment related to the exchange difference between the price of gas purchased by distributors and the price of gas recognized in distributors´s final tariffs between April 2018 and March 2019 to be assumed by the Federal Government in accordance to PEN Decree No. 1,053/18 (see Note 15).

The movements in the impairment of other financial assets are as follows:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning	###	-	6	8
Impairment (1)		-	2	1
Reversal of unused amounts		-	(7)	(2)
Gain on monetary position, net		-	-	(1)
Reclasification to assets clasified as held for sales		-	(1)	-
At the end of the year		-	-	6

(1)	It includes US$ 1 million and US$ 1 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4    Cash and cash equivalents

	12.31.2021	12.31.2020
Banks	26	70
Investment funds	84	71
Total	110	141

12.5    Borrowings

	12.31.2021	12.31.2020
Non-Current
Financial borrowings	58	75
Corporate bonds	1,301	1,297
Total Non-Current	1,359	1,372

Current
Bank overdrafts	11	37
Financial borrowings	29	88
Corporate bonds	39	117
Total Current	79	242
Total	1,438	1,614

As of December 31, 2021 and 2020, the fair values of the Company’s Corporate Bonds amount approximately to US$ 1,233 million and US$ 1,309 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Movements in the borrowings:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning of the year		1,614	1,947	2,177
Proceeds from borrowings		188	353	556
Payment of borrowings		(336)	(300)	(550)
Accrued interest		137	176	185
Payment of interests		(140)	(201)	(148)
Net foreign currency exchange difference		(22)	(18)	50
Results for the repurchase of corporate bonds		-	(43)	(27)
Costs capitalized in property, plant and equipment	11.1	-	10	17
Cancellation through dividend compensation		-	(12)	-
Decrease through offsetting with trade receivables		-	-	(135)
Gain on monetary position, net		-	(43)	(87)
Repurchase and redemption of corporate bonds		(3)	(155)	(91)
Reclassification to liabilities associated to assets classified as held for sale		-	(100)	-
At the end of the year		1,438	1,614	1,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2021

Corporate bonds (1)
T Series CB	PAMPA	US$	389	Fixed	7.38%	Jul-23	400
Class 1 CB	PAMPA	US$	636	Fixed	7.50%	Jan-27	648
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,340
Financial loans (2)
	PAMPA	US$	23	Variable	Libor + 4.21%	May-24	23
							23
Other financial loans (3)
	PAMPA	US$	22	Variable	Libor + 0.35%	Jul-22	22
	PAMPA	US$	43	Variable	Libor + 0%	Aug-23	42
							64
Bank overdrafts
	PAMPA		$11	Fixed	33.00%	Jan-22	11
							11
							1,438

(1)	On September 27, 2021, the Company repaid at maturity Class 6 CBs for $ 6,355 million.

As of December 31, 2021, the Company, through its subsidiaries, held in its portfolio US$ 110.4 million face value of its 2023 CBs, US$ 114.0 million face value of its 2027 CBs and US$ 7.5 million face value of its 2029 CBs.

(2)	During the fiscal year ended December 31, 2021, the Company canceled short-term financing with local financial entities, net of borrowings, for $ 8,158 million. Additionally, the Company repaid at maturity two principal installments for the credit facility sponsored by FINNVERA in the amount of US$ 7.7 million. After the end of the fiscal year, the Company repaid at maturity $ 1,178 million for banking debt taken out with domestic financial entities.

(3)	During the fiscal year ended December 31, 2021, the Company received disbursements in the amount of US$ 27 million under the credit facilities taken out with BNP in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2020

Corporate bonds(1)
Serie 6 CB (2)	PAMPA		$76	Variable	Badlar + 2.5%	Aug-21	77
T Series CB (3)	PAMPA	US$	389	Fixed	7.38%	Jul-23	399
Class 1 CB (3)	PAMPA	US$	636	Fixed	7.50%	Jan-27	647
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	291
							1,414
Financial loans(4)
	PAMPA		$18	Fixed	32.50%	Apr-21	19
	PAMPA		$57	Variable	Badlar + 7%	May-21	61
	PAMPA	US$	31	Variable	Libor + 4.21%	May-24	31
							111
Other financial operations (5)
	PAMPA	US$	2	Variable	Libor	Jul-21	2
	PAMPA	US$	50	Variable	Libor	Aug-23	50
							52
Bank overdrafts
	PAMPA		$36	Fixed	Between 30% and 34%	Jan-21	37
							37
							1,614

(1)	In the months of July, October and November 2020, the Company paid at maturity Class 4, Class 5 and Series E CBs, the first two issued on April 30, 2020, for a face value of $ 1,238 million, $ 565 million and $ 575 million at a Badlar rate +3%, Badlar rate + 5% and Badlar rate + 0%, respectively.

(2)	Issued on July 29, 2020.

(3)	During the fiscal year ended December 31, 2020, the Company and its subsidiaries acquired Series T and Class 1 corporate bonds at their respective market values for a face value of US$ 148 million; therefore, the Company recorded profits for US$ 39 million, which are disclosed in the “Results for the repurchase of corporate bonds” line item under Other financial results. As of December 31, 2020, the Company, through its subsidiaries, held in its portfolio: Series T and Class I CBs for a face value of US$ 35 million and US$ 11 million, respectively.

(4)	During the fiscal year ended December 31, 2020, the Company took on new financing with domestic financial entities, net of cancellations and early cancellations, for a total $1,600 million, and paid at maturity financing loans in the amount of US$ 92 million.

(5)	On October 2, 2020, the Company was granted a credit facility for up to US$ 50 million at Libor rate plus 0.0%, which is secured by a Total Return Swap, the underlying asset of which is own CBs held in treasury by the Company for a total amount of US$ 185.9 million. Any disbursement requested by the Company under this agreement should be secured with term deposits held in BNP by the Company, and the owed principal may not exceed 95% of these funds. The cash flow generated by the assigned assets may be destined to: i) the extension of the above-mentioned credit facility; and/or ii) the cancellation of expenses, interest and/or disbursements. It is worth highlighting that BNP is not empowered to dispose of the Total Return Swap’s underlying asset, and may only use it to a limited extent to guarantee certain transactions, but may under no circumstances lose its condition as asset holder. The Company may cancel the agreement at any time, in whole or in part, without incurring any penalty, with no other requirement than the giving of notice by a reliable means or automatically in case any of the events of default stipulated in the agreement is verified. Finally, at the transaction’s maturity date, the counterparty should return to the Company the Total Return Swap’s underlying asset and any associated cash flow. The Company has received disbursements in the amount of US$ 51.5 million under certain credit facilities with BNP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 New Global Program and issuance of Corporate Bonds

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a new global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares, to renew the program expired on December 29, 2021. The public offering was authorized by the CNV on December 9, 2021.

Under this Program, on January 18, 2022, the Company issued Class 8 CBS in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE III wind farm (see Note 17.1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6    Trade and other payables

	Note	12.31.2021	12.31.2020
Non-Current
Compensation agreements		3	6
Finance lease liability		9	10
Other payables		12	16
Total non-current		12	16

Current
Suppliers		154	92
Customer advances		4	2
Related parties	16	15	5
Trade payables		173	99

Compensation agreements		2	1
Finance lease liability		4	2
Advances received for sales of subsidiary		-	12
Other		3	2
Other payables		9	17

Total current		182	116

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7    Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	376	30	406	25	431
Financial assets at amortized cost
Term deposit	100	-	100	-	100
Other	10	-	10	-	10
Financial assets at fair value through profit and loss
Government securities	-	278	278	-	278
Corporate bonds	-	19	19	-	19
Shares	-	149	149	-	149
Investment funds	-	41	41	-	41
Cash and cash equivalents	26	84	110	-	110
Total	512	601	1,113	25	1,138

Liabilities
Trade and other liabilities	190	-	190	4	194
Borrowings	1,438	-	1,438	-	1,438
Total	1,628	-	1,628	4	1,632

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	366	3	369	15	384
Financial assets at fair value through profit and loss
Term deposit	100	-	100	-	100
Public securities	25	-	25	-	25
Financial assets at fair value through profit and loss
Government securities	-	204	204	-	204
Shares	-	40	40	-	40
Investment funds	-	92	92	-	92
Cash and cash equivalents	70	71	141	-	141
Total	561	410	971	15	986

Liabilities
Trade and other liabilities	130	-	130	2	132
Borrowings	1,614	-	1,614	-	1,614
Total	1,744	-	1,744	2	1,746

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	10	-	10	-	10
Interest expense	(138)	-	(138)	(40)	(178)
Foreign exchange, net	(11)	(19)	(30)	33	3
Results from financial instruments at fair value	-	(15)	(15)	-	(15)
Gains (losses) from present value measurement	2	-	2	(3)	(1)
Other financial results	(4)	-	(4)	(4)	(8)
Total	(141)	(34)	(175)	(14)	(189)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	9	-	9	-	9
Interest expense	(164)	-	(164)	(6)	(170)
Foreign exchange, net	38	(35)	3	11	14
Results from financial instruments at fair value	-	30	30	-	30
Gains (losses) from present value measurement	6	-	6	(4)	2
Other financial results	36	-	36	(5)	31
Total	(75)	(5)	(80)	(4)	(84)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	20	3	23	-	23
Interest expense	(163)	-	(163)	(20)	(183)
Foreign exchange, net	5	(14)	(9)	3	(6)
Results from financial instruments at fair value	-	88	88	-	88
Gains (losses) from present value measurement	55	-	55	-	55
Other financial results	32	-	32	2	34
Total	(51)	77	26	(15)	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8    Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

As of December 31, 2021	Level 1	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	278	-	278
Corporate bonds	19	-	19
Investment funds	41	-	41
Shares	120	29	149
Cash and cash equivalents
Investment funds	84	-	84
Other receivables	30	-	30
Total assets	572	29	601

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	204	-	-	204
Investment funds	92	-	-	92
Shares	29	-	11	40
Cash and cash equivalents
Investment funds	71	-	-	71
Other receivables	3	-	-	3
Assets classified as held for sale (1)	13	100	-	113
Total assets	412	100	11	523

(1)	Corresponds to the net assets and liabilities held for sale corresponding to divestment in the stake in Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

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

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, both direct and indirect, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector detailed in Note 2.1.4 and a 13.7% discount rate. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. As of December 31, 2021, the Company recognized profits as a result of changes in the fair value of financial instruments classified as level 3 in the amount of US$ 18 million, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1	Share capital

As of December 31, 2021, the share capital amounts to 1,386 million shares, including approximately 4 million treasury shares.

13.1.1.	Share buyback programs

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

During fiscal year 2020, the Board of Directors approved Programs 6, 7 and 8 for US$ 27 million, $ 3,600 million and US$ 30 million, with a maximum price of US$ 13, US$ 13 and US$ 15 per ADR, respectively, which as of December 31, 2020 were completed and for which all repurchased shares were canceled.

During 2021, the Company’s Board of Directors approved Programs 9 and 10 for a maximum amount of US$ 30 million each, under which shares could be acquired up to a maximum price of US$ 16 and US$ 15 per ADR, respectively, which were terminated as of December 31, 2021, with the repurchased shares canceled in full.

As of December 31, 2021, Program 11, approved by the Company’s Board of Directors on December 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, is still in effect; under this Program, shares may be acquired up to a maximum price of US$ 19 per ADR and $ 167 per common share.

During 2021, the Company directly and indirectly acquired 2.7 million own ADRs for a value of US$ 38.7 million.

After the closing of the fiscal year, the Company indirectly acquired 0.1 million own ADRs for a value of US$ 1.8 million.

13.1.2	Stock Compensation Plan

During fiscal years ended December 31, 2021 and 2020, the Company delivered 0.5 million and 0.7 million own shares as payments under the stock compensation plan for officers and other key staff, respectively. As of December 31, 2021, the Company acquired 6 million own shares, out of which 2 million were allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.1.3	Capital reductions

During 2020, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 7, 2020 and December 10, 2020, which provided for the cancellation of 152 million shares and 141 million shares, respectively. These reductions are registered in the Public Registry.

During 2021, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2021 and September 30, 2021, which provided for the cancellation of 56.6 million shares and 12.5 million shares, respectively. These reductions are registered in the Public Registry.

13.2	Earnings per share

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2021, 2020 and 2019, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2021	12.31.2020	12.31.2019
Earning for continuing operations attributable to the equity holders of the Company	312	132	594
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted earnings per share from continued operations	0.22	0.08	0.33

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(39)	(499)	98
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted (loss) earning per share from discontinued operations	(0.03)	(0.32)	0.05

Earning (Loss) attributable to the equity holders of the Company	273	(367)	692
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted earnings (losses) per share	0.19	(0.23)	0.38

13.3	Profit distributions

Dividends

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2021	12.31.2020	12.31.2019
Income tax	10.6	77	35	(130)
Accrued interest		141	132	110
Depreciations and amortizations	9, 10.1 and 10.2	205	205	186
Share of profit from joint ventures and associates	5.2.2	(117)	(85)	(101)
Results from property, plant and equipment sale and decreases	10.3 and 10.4	(1)	-	5
Result from the sale of intangible assets	10.4	(2)	-	-
Impairment of property, plant and equipment, intangible assets and inventories	11.1 and 11.2	4	139	62
Impairment of financial assets		2	9	(2)
Result from measurement at present value	10.5	1	(2)	(55)
Changes in the fair value of financial instruments		24	(19)	(88)
Net exchange differences	10.5	(3)	(14)	6
Results for the repurchase of corporate bonds	10.5	-	(38)	(25)
Constitution of allowances, net		-	(3)	4
Provision for contingecies	10.4	3	5	4
Provision for environmental remediation	10.4	15	-	-
Recovery of tax charges	10.4	(2)
Accrual of defined benefit plans	10.1 and 10.2	11	11	11
Dividends received	10.4	-	(1)	(1)
Compensation agreements	10.1 and 10.2	2	1	(1)
Other		5	5	(8)
Adjustments to reconcile net profit to cash flows generated by operating activities		365	380	(23)

14.2	Changes in operating assets and liabilities
	12.31.2021	12.31.2020	12.31.2019
(Increase) Decrease in trade receivables and other receivables	(41)	19	65
Increase in inventories	(40)	(6)	(20)
Increase in trade payables and other payables	43	3	46
Increase (Decrease) in salaries and social security payable	8	(1)	(2)
Decrease in defined benefit plans	(2)	(2)	(1)
(Decrease) Increase in tax payables	(5)	(20)	4
Decrease in provisions	(3)	(5)	(7)
Income tax paid	(13)	(5)	(42)
(Payments) Proceeds from derivative financial instruments, net	(12)	(5)	9
Changes in operating assets and liabilities	(65)	(22)	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.3	Significant non-cash transactions

	12.31.2021	12.31.2020	12.31.2019
Acquisition of property, plant and equipment through an increase in trade payables	(51)	(8)	(36)
Borrowing costs capitalized in property, plant and equipment	-	(10)	(17)
Receivables from sales of companies pending collection	40	-	-
Increase in interests in associates through a decrease in other loans	(20)	-	-
Increase of right-of-use assets through an increase in other debts	(7)	-	13
Dividends pending collection	2	20	-
Compensation of loans through the assignment of dividends	-	12	-
Decrease in asset retirement obligation provision through property, plant and equipment	1	(3)	(1)
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	-	(1)	3
Cancellation of other credits for capital contributions in associates	-	-	(17)
Compensation of investments at a cost cost through the transfer of other credits	-	-	(126)
Loan compensation through the transfer of sales credits	-	-	135

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2021, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1	Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently-pending labor claims:

-	Claims by former employees not covered by the plan, seeking their inclusion. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims by former employees seeking compensation under the plan on account of terminations due to changes in shareholding control.
-	Claims on considering that the index (IPC) used to update the plan benefits are ineffective to keep their “constant value”. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN.

15.2	Tax claim

-	Tax on Liquid Fuels and Natural Gas:

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

15.3	Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.

-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-	Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The Court sustained the motion for dismissal of the request for submittal of evidence before trial filed by the plaintiff, and ordered the cancellation of the preliminary mediation instance and the service of notice of the complaint to the Company and other defendant companies. After this was met, the Court partially upheld the third-party summoning by the Federal Government, the Province of Buenos Aires and the Municipality of Mar del Plata, and ordered a measure to provide useful evidence associated with the merits of the case.

-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and the Court of Justice of Salta declared that the First-Instance Administrative Litigation Court has jurisdiction over the claim.

-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.

-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage. The evidentiary stage is closed and the setting of the date for the hearing to choose by lot the Public Defender for the heirs of the deceased plaintiff is pending.

-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.

-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.4	Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company was served notice of the upholding of the motion made by the Chamber of Appeals in Commercial Matters and filed a presentation in this respect.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2021 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5	Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. The rendering of judgment was requested. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. In the complaint for the January-March 2016 period, the evidentiary stage has been closed and in the complaint for the April 2016 through October 2018 period, the evidentiary period started.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement, the rendering of judgment was requested and the CSJN has set a preliminary hearing, which was carried out. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period. On September 1, 2021. a request for an expedited procedure was filed. On September 1, 2021, a request for an expedited procedure was filed. On December 2, 2021, the Company filed a protective action (amparo) on the grounds of undue delay seeking that defendant should state its opinion in this respect.

15.6	Civil and Commercial Claims

-	EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.

-	Ecuador TLC has brought an arbitration claim against Petroecuador before the arbitration and mediation center of the Chamber of Commerce of Quito as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by EcuadorTLC. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.

-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1	Balances with related parties

As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
OCP	-	-	2	-
Refinor	1	-	-	2
TGS	6	23	5	3
Other related parties
SACDE	-	-	-	10
Other	-	-	1	-
	7	23	8	15

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
Greenwind	-	-	-	5
OCP	-	-	36	-
Refinor	2	-	-	-
TGS	2	29	5	-
	4	29	41	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2	Operations related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)			Other operating expenses and income (4)
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Associates and joint ventures
CTB	2	2	1	-	-	-	-	-	-	-	-	-
Greenwind	1	1	1	-	-	-	-	-	-	-	-	(1)
Refinor	9	10	18	(6)	(5)	(19)	-	-	-	-	-	-
TGS	45	20	29	(43)	(24)	(22)	-	-	-	-	-	-

Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(48)	(6)	(14)	-	-	-	-	-	1
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
Other	-	-	-	-	-	(1)	-	-	-	-	-	-
	57	33	49	(97)	(35)	(56)	(1)	(1)	(1)	(2)	(2)	(2)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2)

Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 50 million, US$ 29 million and US$ 42 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 47 million, US$ 6 million and US$ 14 million, of which US$ 17 million, US$ 2 million and US$ 6 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2021, 2020 and 2019, respectively.

(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

Operations for the year	Finance income (1)			Dividends received			Payment of dividends
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Associates and joint ventures
CIESA	-	-	-	-	-	53	-	-	-
Citelec	-	-	-	-	13	16	-	-	-
OCP	1	1	-	20	21	6	-	-	-
TGS	3	3	3	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	(9)	(1)
Other	-	-	-	-	1	1	-	-	-
	4	4	3	20	35	76	-	(9)	(1)
(1)	Corresponds mainly to financial leases and accrued interest on loans granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3	Key management personnel remuneration

During the years ended December 31, 2021 2020 and 2019, the total remuneration to executive directors accrued amounts to US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of EBDA Compensation and Stock-based Compensation Plans), and US$ 10 million (US$ 5 million in Directors' and Sindycs' fees and US$ 5 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans), respectively.

It should be noted that, as stipulated in the compensation agreements (See Note 4.17.1), and considering that no compensation had been assigned in favor of the Company’s main officers over the last three fiscal years, on September 30, 2021 they exercised the right to set the Company’s ADR weighted average listed price over the 30 business exchange days before the closing of year 2020 as the new initial market value to calculate compensations as from fiscal year 2021. Following the exercise of this option, the officers have lost all their rights to accrued and uncollected compensations for the previous fiscal years, which generated the recognition of a profit of US$ 6.7 million as of December 31, 2021.

NOTE 17: INVESTMENT COMMITMENTS

17.1	New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participated in the following generation projects:

PEPE III

In early 2022, works will start for the expansion of Parque Eólico de la Bahía (“PEPE III”), inaugurated in 2019 and located in the town of Coronel Rosales, Province of Buenos Aires, which production is targeted at the large users’ segment, with 14 wind turbines and an installed capacity of 53.2 MW.

The project, with an estimated investment of US$ 128 million, will mainly consist of the mounting and installation (in stages) of 18 additional wind turbines, adding a capacity of 81 MW; therefore, once works are completed, PEPE III will have an installed capacity of 134.2 MW. The expansion requires sophisticated works on the platforms and foundations, which will be conducted by SACDE, and the start-up is planned for the second quarter of 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.2	Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2024 for an estimated total amount of US$ 478 million, including commitments associated with the participations detailed in Note 5.4 and the commitments assumed in Plan GasAr (see Note 2.2.2.1.2).

With respect to the Hydrocarbons Unconventional Exploitation Concession (CENCH) for the Sierra Chata block, the amount of which is not included in the amount mentioned in the previous paragraph, its progress was adversely affected by the deterioration of the local economic context, added to certain distortions occurring in the gas market since 2018 (the arbitrary allocation of benefits under the program for the encouragement of investments in the development of natural gas production from unconventional reservoirs established by MEyM Resolution No 46/17 and the resulting oversupply, the drop in sales prices, the freezing of prices to distributors, restrictions to exports, exhaustion of transport capacity, etc.); all of these deepened by the outbreak of the pandemic, which resulted in the temporary suspension of activities and wage protest demonstrations that prevented the freedom of movement on the Province of Neuquén’s routes in the month of April 2021 (see Note 1.2), increasing uncertainty and preventing the consortium made up by the Company and Mobil Argentina S.A. from meeting all the undertaken commitments foreseen for the investments’ first phase within the stipulated period.

The aforementioned complex situation was exposed in several meetings with the Province of Neuquén and finally formalized through a note, which was answered by the Province demanding the Company to remedy its breach under penalty of declaring the CENCH’s revocation. The Consortium has continued negotiations with the Province to settle a readjustment proposal for the current investment plan with the aim of reaching an agreement allowing for the continuity of activities in the CENCH.

In this regard, and despite the described adverse situation, it is worth highlighting that the Consortium has recently submitted a plan contemplating the drilling of 14 wells until 2023. This plan would allow to meet all commitments undertaken within the term originally scheduled in the CENCH for the completion of the Pilot Plan.

NOTE 18: INCIDENT AT CENTRAL TÉRMICA GENELBA

On May 31, 2021 an incident occurred in the GEBATG03 (TG21) unit, which makes up Central Térmica Genelba’s Genelba Plus combined cycle, and damage was caused to the unit’s turbine. As a result of the incident, the combined-cycle generation capacity was reduced by approximately 50% (280 MW).

Jointly with the turbine’s manufacturer (SIEMENS), the Company performed the necessary works to dismantle and repair the failure, which were completed in July 2021.

Moreover, the Company is making all necessary filings before the insurance companies to collect the compensatory damages for the failure and minimize losses associated with the breach of availability commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: LEASES

19.1 Lessee

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

The evolution of right-of-use assets and lease liabilities recognized as of December 31, 2021 and 2020 is disclosed below:

19.1.1 Right of use assets

			Reclasification to assets clasified as held
Type of good	At the beginning	Increase		At the end
		(1)
Machinery and equipment	13	7	-	20
Total at 12.31.2021	13	7	-	20
Total at 12.31.2020	20	3	(10)	13

			Reclasification to assets clasified as held
Type of good	At the beginning	For the year		At the end

Machinery and equipment	(3)	(5)	-	(8)
Total at 12.31.2021	(3)	(5)	-	(8)
Total at 12.31.2020	(4)	(5)	6	(3)

	Net book values
Type of good	At 12.31.2021	At 12.31.2020

Machinery and equipment	12	10
Total at 12.31.2021	12
Total at 12.31.2020		10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2021	12.31.2020
At the beginning of the year	12	16
Increases	6	4
Payments	(5)	(10)
Reclasification to liabilities clasified as held for sales	-	(4)
Exchange differences on translation	-	6
At the end of the year	13	12

(1)	Included in the “Gains (losses) from present value measurement” under Other financial results

As of December 31, 2021 and 2020, this liability is disclosed under Other current payables in the amount of US$ 4 million and US$ 2 million and Other non-current payables for US$ 9 million and US$ 10 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2021
Three months to one year	1
One to two years	1
Two to three years	1
Three to four years	2
Four to five years	2
More than five years	13
Total	20

19.1.3 Short-term or low value leases

As of December 31, 2021 and 2020, the Company has recognized administrative costs and expenses in the amount of US$ 6 million and US$ 4 million on account of lease payments associated with short-term leases and low-value underlying assets, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.2 Lessor

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

As of December 31, 2021 and 2020, this receivable is disclosed under Other current receivables in the amount of US$ 5 million and US$ 5 million, respectively and under Other non-current receivables for US$ 23 million and US$ 29 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2021
Less than three months	1
Three months to one year	4
One to two years	6
Two to three years	6
Three to four years	7
Four to five years	4
Total	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 20: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

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

NOTE 21: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2021.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	7,970	14,947	4,655	9,590	12,625	24,537

Total at 12.31.2021	7,970	14,947	4,655	9,590	12,625	24,537

(1)	In thousands of barrels.
(2)	In millions of cubic meters.

SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas". This information includes the Company’s and its subsidiaries’ oil and gas production activities.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2021, 2020 and 2019. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies (Argentina)
	12.31.2021	12.31.2020	12.31.2019
	(in million of US$)
Acquisition of properties
Proved	-	-	-
Unproved	-	-	-
Total property acquisition	-	-	-
Exploration	9	24	34
Development	197	17	159
Total costs incurred	206	41	193

Capitalized cost

The following table presents the capitalized costs as of December 31, 2021, 2020 and 2019, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Consolidated companies (Argentina)
	12.31.2021	12.31.2020	12.31.2019
	(in million of US$)
Proved properties
Equipment, camps and other facilities	194	122	126
Mineral interests and wells	1,078	967	892
Other uncompleted projects	117	91	146
Unproved properties	42	50	33
Gross capitalized costs	1,431	1,230	1,197
Accumulated depreciation	(795)	(687)	(585)
Total net capitalized costs	636	543	612

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2021, 2020 and 2019. Income tax for the years presented was calculated utilizing the statutory tax rates.

	Consolidated companies (Argentina)
	12.31.2021	12.31.2020	12.31.2019
	(in million of US$)
Revenue	340	227	174
Intersegment sales	113	67	270
Argentine Natural Gas Production Promotion Plan	51	-	-

Production costs, excluding depreciation
Operating costs and others	(161)	(138)	(193)
Royalties	(63)	(39)	(56)
Total production costs	(224)	(177)	(249)
Exploration expenses	-	-	(9)
Depreciation, depletion and amortization	(114)	(108)	(112)
Results of operations before income tax	166	9	74
Income tax	(58)	(3)	(22)
Results of oil and gas operations	108	6	52

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

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2021 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 96% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’s satisfaction.

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

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas (including natural gas estimated to be consumed as fuel in operations) net proved reserves as of December 31, 2021, 2020 and 2019:

	Reserves as of December 31, 2021		Reserves as of December 31, 2020		Reserves as of December 31, 2019
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas

Reserves category	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)	(million of barrels)	(billion of cubic feet)

PROVED Developed	8.0	527.9	7.8	372.0	8.8	372.0

PROVED Undeveloped	4.7	338.7	5.8	397.5	4.7	359.1

Total proved reseves (developed and undeveloped)	12.6	866.5	13.5	769.5	13.6	731.1

The following table sets forth the reconciliation of our reserves data between December 31, 2019, December 31, 2020 and December 31, 2021:

	Consolidated companies (Argentina)
	Crude Oil, Condensate and natural gas liquids	Natural Gas
Proved reserves (developed and undeveloped)	(in thousand of barrels)	(in millions of cubic feet)
Reserves as of December 31, 2018 (*)	14,997	691,965
Increase (decrease) attributable to:
Revisions of previous estimates	(645)	1,247
Improved recovery	-	3,530
Extension and discoveries	970	128,831
Year's production	(1,771)	(94,491)
Reserves as of December 31, 2019 (*)	13,551	731,082
Increase (decrease) attributable to:
Revisions of previous estimates	152	25,633
Improved recovery	44	57,119
Extension and discoveries	1,406	44,825
Year's production	(1,627)	(89,140)
Reserves as of December 31, 2020 (*)	13,526	769,519
Increase (decrease) attributable to:
Revisions of previous estimates	206	44,993
Improved recovery	2	7,696
Extension and discoveries	607	145,564
Year's production	(1,716)	(101,231)
Reserves as of December 31, 2021 (*)	12,625	866,541

(*) Includes proved developed reserves:
As of December 31, 2019	8,805	372,000
As of December 31, 2020	7,761	371,999
As of December 31, 2021	7,970	527,870

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (excluding natural gas estimated to be consumed as fuel in operations). As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas, such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2021, 2020 and 2019 using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rate in effect in the respective countries in which we have interests, as of the end of each reporting period.

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

	12.31.2021	12.31.2020	12.31.2019
	(in million of US$)
Future cash inflows	3,835	3,067	2,965
Future production costs	(1,412)	(1,256)	(1,306)
Future development and abandonment costs	(500)	(542)	(451)
Future income tax	(425)	(240)	(178)
Undiscounted future net cash flows	1,498	1,029	1,030
10% annual discount	(548)	(398)	(390)
Standarized measure of discounted future net cash flows	950	631	640

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2021, 2020 and 2019:

	Consolidated companies (Argentina)
	12.31.2021	12.31.2020	12.31.2019
	(in million of US$)
Standarized measure at the beginning of year	631	640	882
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(280)	(117)	(195)
Net Change in sales prices, net of future production costs	281	(86)	(619)
Changes in future development costs	(131)	(51)	(84)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	228	170	201
Development costs incurred	197	17	159
Revisions of quantity estimates	77	44	(8)
Purchase of reserves in place	-	7	-
Net change in income tax	(118)	(42)	175
Accretion of discount	79	76	117
Changes in production rates	19	(29)	3
Other changes	(33)	2	9
Standarized measure at the end of year	950	631	640

S-6